Form 20-F
period 2003-12-31
CTRIP COM INTERNATIONAL LTD
filed 2004-05-11
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

[NONE]

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Name of each exchange and Title of each class on which registered:

American Depositary Shares, each representing 2 ordinary shares, par value

US$0.01 per share, Nasdaq National Market

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)

of the Act.

[NONE]

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 30,404,891 ordinary shares, par value US$0.01 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☒ Item 18

INTRODUCTION

PART I

INTRODUCTION

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “Ctrip” refer to Ctrip.com International, Ltd., its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated Chinese entities, (2) ”shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on December 9, 2003, “ADSs” refers to our American depositary shares, each of which represents two ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs, (3) ”China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau, and (4) all references to “RMB” are to the legal currency of China and all references to “U.S. dollars,” “dollars” and “US$” are to the legal currency of the United States. All numbers discussed in this annual report are approximated to the closest round number.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003, and as of December 31, 2002 and 2003.

We and certain selling shareholders of our company completed the initial public offering of 4,700,000 American Depositary Shares, each representing two of our ordinary shares, par value US$0.01 per share on December 12, 2003. On December 9, 2003, we listed our ADSs on the Nasdaq National Market, or Nasdaq, under the symbol “CTRP.”

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the following risks:

•	our limited operating history makes evaluating our business and prospectus difficult;

•	we have sustained losses in the past and may experience earnings declines or net losses in the future;

•	declines or disruptions in the travel industry generally could reduce our revenue;

•	the recurrence of the Severe Acute Respiratory Syndrome, or SARS, may materially and adversely affect our business and operating results;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	if we are unable to maintain existing, and establish new, arrangements with travel suppliers similar to those we currently have, our business may suffer;

•	if we fail to increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;

•	our business may be severely disrupted if we lose the services of our key executives;

•	if the ownership structure of our affiliated Chinese entities and the contractual arrangements among us, our affiliated Chinese entities and their shareholders are found to be in violation of any Chinese laws or regulations, we or our affiliated Chinese entities may be subject to fines and other penalty, which may adversely affect our business and results of operations; and

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended.

We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in Item 3.D. of this Annual Report, Key Information — Risk Factors. We do not undertake any obligation to update the forward-looking statements except as required under applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of December 31, 2001 have been derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated statement of operations data for the year ended December 31, 2000 and the selected consolidated balance sheet data as of December 31, 2000 are derived from our unaudited consolidated financial statements. We have prepared the unaudited information on the basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Although we commenced operations in June 1999, we have not included financial information for the six-month period ended December 31, 1999, as such information is not available on a comparative basis with the audited financial information included in this annual report.

	For the Year Ended December 31,
	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	US$(2)
	(unaudited)
	(in thousands, except for per share data)
Consolidated Statement of Operation Data:
Net revenues	6,453	43,984	100,049	173,146	20,920
Costs of services	(1,950)	(7,940)	(13,673)	(25,654)	(3,100)

Gross profit	4,503	36,044	86,376	147,492	17,820
Operating expenses
Product development	(6,817)	(7,759)	(13,365)	(20,684)	(2,499)
Sales and marketing	(17,378)	(30,360)	(32,309)	(47,571)	(5,747)
General and administrative	(11,677)	(14,814)	(15,702)	(19,191)	(2,319)
Share-based compensation(1)	—	(22)	(462)	(1,583)	(191)
Amortization of goodwill and other intangible assets	(371)	(1,807)	(353)	(388)	(47)
Other expenses incurred for joint venture companies	—	(934)	(915)	—	—

Total operating expenses	(36,243)	(55,696)	(63,106)	(89,417)	(10,803)
Income (loss) from operations	(31,740)	(19,652)	23,270	58,075	7,017
Interest income and other income	675	2,049	1,293	5,494	664
Income (loss) before income tax benefit (expense), minority interests and share of income (loss) of joint venture companies	(31,065)	(17,603)	24,563	63,569	7,681
Income tax benefit (expense)	7,088	2,342	(10,043)	(10,249)	(1,238)
Minority interests	—	—	71	(79)	(10)
Share of income (loss) of joint venture companies	—	—	(398)	573	69

Net income (loss) for the year	(23,977)	(15,261)	14,193	53,814	6,502

Earnings per Share Data:
Accretion for Series B preferred shares	(2,196)	(14,316)	(16,492)	(12,366)	(1,494)
Dividends to holders of preferred shares	—	—	(16,762)	—	—
Deemed dividends to holders of Series A and Series B preferred shares for spin-off of joint venture companies(3)	—	—	—	(2,829)	(342)
Deemed dividends upon repurchase of preferred shares	—	—	—	(35,336)	(4,269)
Net income (loss) attributable to ordinary shareholders	(26,173)	(29,577)	(19,061)	3,283	397
Earnings (loss) per share, basic	(3.03)	(3.26)	(2.00)	0.31	0.04
Earnings (loss) per share, diluted	(3.03)	(3.26)	(2.00)	0.23	0.03
Earnings (loss) per ADS(4), basic	(6.06)	(6.52)	(4.00)	0.62	0.08
Earnings (loss) per ADS(4), diluted	(6.06)	(6.52)	(4.00)	0.46	0.06
Cash dividends per share(5)	—	—	1.11	—	—

	As of December 31,
	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	US$
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	88,908	42,464	38,931	471,969	57,024
Other current assets	3,343	45,932	20,580	37,223	4,497
Non-current assets	25,639	20,529	37,744	48,013	5,801
Total assets	117,890	108,925	97,255	557,205	67,322
Current liabilities	9,736	12,962	13,093	63,917	7,723
Minority interests	—	—	828	564	68
Series B preferred shares(6)	94,154	108,470	124,963	—	—
Total shareholders’ equity (deficit)	14,000	(12,507)	(41,629)	492,724	59,531

(1)	Share-based compensation was related to the associated operating expense categories as follows:

	For the Year Ended December 31,
	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	US$
	(unaudited)
	(in thousands)
Product development	—	5	131	411	50
Sales and marketing	—	1	27	136	16
General and administrative	—	16	304	1,036	125

	—	22	462	1,583	191

(2)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB8.2767 to US$1.00. See “Exchange Rate Information.”

(3)	On August 27, 2003, we resolved to distribute all of our equity interest in Home Inns & Hotels Management (Hong Kong) Limited to the then existing holders of our ordinary shares and Series A and Series B preferred shares on a pro rata as-converted basis based on the carrying value of the equity interest in the amounts of RMB1,782,559, RMB808,827 and RMB2,020,237, respectively.

(4)	Each ADS represents two ordinary shares.

(5)	The dividends recognized represent dividends totaling RMB27.3 million distributed out of our reserves in December 2002 to holders of ordinary shares, Series A preferred shares and Series B preferred shares on a pro rata as-converted basis. Dividends per share were calculated on the basis of 24,630,891 ordinary shares on an as-converted basis.

(6)	Prior to the forfeiture of the redemption feature in September 2003, Series B preferred shares were not included as part of shareholders’ equity as such shares were redeemable at the option of the holder.

Exchange Rate Information

We have published our financial statements in RMB. Our business is primarily conducted in China in RMB. In this annual report, all references to RMB are to the legal currency of China and all references to U.S. dollars, dollars, $ and US$ are to the legal currency of the United States. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2003 at US$1.00: RMB8.2767, which was the noon buying rate in effect as of December 31, 2003. The prevailing rate at April 30, 2004 was US$1.00: RMB8.2771. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
1999	8.2795	8.2783	8.2800	8.2770
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
October	8.2766	8.2768	8.2776	8.2765
November	8.2770	8.2769	8.2772	8.2766
December	8.2767	8.2770	8.2772	8.2765
2004
January	8.2768	8.2770	8.2772	8.2767
February	8.2769	8.2771	8.2773	8.2769
March	8.2770	8.2770	8.2774	8.2767
April	8.2771	8.2770	8.2772	8.2768
May (through May 5)	8.2771	8.2771	8.2771	8.2771

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

Our limited operating history makes evaluating our business and prospects difficult.

We began our operations in 1999. As a result, we have a limited operating history for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by early stage companies using new and unproven business models and entering new and rapidly evolving markets, including markets for online commerce and frequent independent travelers. These risks include our potential failure to:

•	obtain new customers at reasonable cost, retain existing customers, encourage repeat purchases or convert visitors to our websites into customers;

•	increase awareness of the Ctrip brand and continue to build user loyalty;

•	retain existing hotels, airlines and other suppliers of travel services or expand our service offerings on satisfactory terms from our travel suppliers;

•	adequately and efficiently operate, upgrade and develop the systems that we use to process customers’ reservations;

•	maintain adequate control of our expenses;

•	attract and retain qualified personnel;

•	respond to technological changes; or

•	respond to competitive market conditions.

If we are unsuccessful in addressing any of these risks, our business will be materially adversely affected.

We have sustained losses in the past and may experience earnings declines or net losses in the future.

We sustained net losses in the periods prior to 2002. We cannot assure you that we can sustain profitability or avoid net losses in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volume and revenue could result in substantial operating losses.

Declines or disruptions in the travel industry generally could reduce our revenue.

A large part of our business is currently driven by the trends that occur in the travel industry in China, including the hotel, airline and packaged-tour industries. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	a recurrence of SARS or any other serious contagious diseases;

•	increased prices in the hotel, airline, or other travel-related industries;

•	increased occurrence of travel-related accidents;

•	poor weather conditions; and

•	natural disasters.

We could be severely affected by changes in the travel industry and will, in many cases, have little or no control over those changes.

The recurrence of SARS may materially and adversely affect our business and operating results.

In early 2003, several economies in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Although none of our employees was infected with SARS, our business and operating results were adversely affected. Total room nights booked through us decreased from over 131,000 and over 122,000 in May 2002 and June 2002, respectively, to over 36,000 and over 109,000 in May 2003 and June 2003, respectively.

As of April 30, 2004, a total of nine new confirmed or suspected SARS cases had been reported in China, which included eight cases in Beijing and one case in Anhui Province. All of the patients were known to have been linked to chains of transmission involving close personal contact with an identified patient who worked at the National Institute of Virology Laboratory of China’s Center of Disease Control in Beijing. If there is a recurrence of an outbreak of SARS, it may adversely affect our business and operating results. For example, a future SARS outbreak could result in quarantines or closures to our customer service center in Shanghai if our employees are infected with SARS. In addition, ongoing concerns regarding SARS, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of SARS, travel to and from SARS-affected regions could be curtailed. Continued or additional restrictions on travel to and from these and other regions on account of SARS could have a material adverse effect on our business, results of operations and financial condition.

Our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete.

Our customer service center and substantially all of our computer and communications systems are located at a single facility in Shanghai and are therefore vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, sabotage, vandalism, natural disasters and similar events. We currently do not have redundant systems and do not carry business interruption insurance to compensate us for losses that may occur.

We use an internally developed booking software system that supports nearly all aspects of our booking transactions. Our business may be harmed if we are unable to upgrade our systems and infrastructure fast enough to accommodate future traffic levels, or to avoid obsolescence, or successfully integrate any newly developed or purchased technology with our existing system. Capacity constraints could cause unanticipated system disruptions, slower response times, poor customer service, impaired quality and speed of reservations and confirmations, and delays in reporting accurate financial and operating information. These factors could cause us to lose customers and suppliers.

If we are unable to maintain existing, and establish new, arrangements with hotel suppliers similar to those we currently have, our business may suffer.

If we are unable to maintain satisfactory relationships with our existing hotel suppliers, or if our hotel suppliers establish similar or more favorable relationships with our competitors, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of a specified number of hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on terms similar to those we currently have. Furthermore, in order to maintain and grow our business, we will need to establish new arrangements with hotels in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and, consequently, the price of our ADSs.

If we are unable to maintain existing arrangements with our airline ticket suppliers, our business may be harmed.

We derive significant benefits, including revenues, from our arrangements with major domestic airlines in China and many international airlines operating flights originating from China. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, these airlines also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. We cannot assure you that any of these airlines will continue to have supplier relationships with us. The loss of these supplier relationships would impair the profitability of our business as we would lose a significant source of our net revenues.

If we fail to increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed.

We believe that establishing, maintaining and enhancing the Ctrip brand is a critical aspect of our efforts to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry, increasing the importance of increasing and maintaining our brand recognition. The promotion of our brand will depend largely on our success in maintaining a sizeable and active customer base, providing high-quality customer service and organizing effective marketing and advertising programs. If our current customer base significantly declines, or the quality of our customer services substantially deteriorates, or if we fail to cost-effectively promote and maintain our brand, our business, operating results and financial condition would be materially adversely affected.

New competitors face low entry barriers to our industry, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We compete primarily with other consolidators of hotel accommodations and flight reservation services, such as www.elong.com. We also compete with traditional travel agencies.

In the future, we may also face competition from new players in the hotel consolidation market in China and abroad, such as expedia.com and hotels.com, that may enter China in the future. We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. Our industry is characterized by relatively low fixed costs. In addition, like all other consolidators, we do not have exclusive arrangements with our travel suppliers. The combination of these two factors presents potential entrants to our industry with relatively low entry barriers.

Increased competition could reduce our operating margins and profitability and result in loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources or name recognition and may be able to mimic and adopt our business model. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our key executives, particularly James Jianzhang Liang, Neil Nanpeng Shen and Min Fan, who are the Chief Executive Officer, Chief Financial Officer and Executive Vice President, respectively, of our company. We rely on their expertise in business operations, finance and travel services and on their relationships with our shareholders, suppliers and regulators. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them or at all. Therefore, our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit and train personnel.

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you the extent to which any of these agreements would be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could adversely affect us.”

Chinese laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and Internet content provision businesses, and substantial uncertainties exist with respect to the application and implementation of Chinese laws and regulations.

We are a Cayman Islands corporation and a foreign person under Chinese laws. Due to the foreign ownership restrictions in the air-ticketing, travel agency, advertising and Internet content provision industries, we conduct part of our business through contractual arrangements with our affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations.

In the opinion of our Chinese counsel, our current ownership structures, the ownership structure of our wholly owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly owned subsidiaries, our affiliated Chinese entities and their shareholders, and our business operations, are in compliance with all existing Chinese laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future Chinese laws and regulations. Accordingly, we cannot assure you that Chinese government authorities will not ultimately take a view contrary to the opinion of our Chinese legal counsel.

If we and our affiliated Chinese entities are found to be in violation of any existing or future Chinese laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income, or the income of our affiliated Chinese entities, revoking our business licenses, or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations, and requiring us or our affiliated Chinese entities to discontinue any portion or all of our Internet content provision, air-ticketing, travel agency or advertising businesses.

Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations.

If our affiliated Chinese entities violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights which may be time-consuming and expensive.

As the Chinese government restricts foreign ownership of Internet content provision, air-ticketing, travel agency and advertising businesses in China, we depend on our affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non-hotel reservation business activities through a series of contractual arrangements, which are intended to provide us with the effective control over these entities. Although we have been advised by our Chinese counsel that these contractual arrangements are valid, binding and enforceable under current Chinese laws, these arrangements may not be as effective in providing control as direct ownership of these businesses. For example, our affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing, packaged-tour or advertising business in an acceptable manner. In any such event, we would have to rely on the Chinese legal system to enforce those agreements. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and the incurrence of substantial costs. See “— Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could adversely affect us.”

The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business.

Our director, Qi Ji, and our officers, Min Fan and Alex Nanyan Zheng, are also the principal shareholders of our affiliated Chinese entities. Thus, conflicts of interest between their duties to our company and our affiliated entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act completely in our interests or that conflicts of interests will be resolved in our favor. The conflicts may result in our loss of corporate opportunities. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others. In any such event, we would have to rely on the Chinese legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See “— Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could adversely affect us.”

Our subsidiaries and affiliated entities in China are subject to restrictions on paying dividends or making other payments to us.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting and other fees paid to us by our affiliated Chinese entities. Current Chinese regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Further, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

The air-ticketing, travel agency, advertising and Internet industries are regulated by the Chinese government. If we fail to obtain or maintain all pertinent permits and approvals or if the Chinese government imposes more restrictions on these industries, our business may be adversely affected.

The air-ticketing, travel agency, advertising and Internet industries are regulated by the Chinese government. We are required to obtain applicable permits or approvals from different regulatory authorities in order to conduct our business, including separate licenses for Internet content provision, air-ticketing, advertising and travel agency activities. If we fail to obtain or maintain any of the required permits or approvals, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

The Civil Aviation Administration of China, or CAAC, regulates pricing of airline tickets as well as commissions payable to air-ticketing agencies. Recently, the Eastern China branch of CAAC promulgated a new policy that limits the maximum commission payable to an air-ticketing agency for an airline ticket issued in Eastern China to 3% of the ticket price. If this policy continues to be effective or similar or more restrictive policies are adopted by this regional branch or any other regional branch of CAAC, our air-ticketing revenues may be adversely affected.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trade mark protection and confidentiality laws and contracts. The trademark and confidentiality protection in China may not be as effective in the United States. Policing unauthorized use of proprietary technology is difficult and expensive.

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to go to court to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could adversely affect us.”

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown very quickly in its few years of operation. We have rapidly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result of integration of new businesses.

We may need additional capital and we may not be able to obtain it.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering last year will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We rely on services from third parties to carry out our business and to deliver our products to customers, and if there is any interruption or deterioration in the quality of these services, our customers may not continue using our services.

We rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party air-ticketing agencies to issue airline tickets, confirmations and deliveries in some cities in China. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance could impair the timing and quality of our own service. If our service providers fail to deliver airline tickets in a timely manner to our customers, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of support on a timely basis or on terms as advantageous to us.

If our hotel suppliers or customers provide us with untrue information regarding our customers’ stay, our commission income and revenues may decrease.

Currently, a substantial portion of our revenues is represented by commissions received from hotels, for room nights booked through us. Generally, we do not receive payment from our customers on behalf of our hotel suppliers, as our customers pay hotels directly. To confirm whether a customer adheres to the booked itinerary, we make routine inquiries with the hotel and, occasionally, the customer. We rely on the hotel and the customer to give us truthful information regarding the customer’s check-in and check-out dates, which information forms the basis for calculating the commission we are entitled to receive from the hotel. If our hotel suppliers or customers provide us with untrue information with respect to our customers’ length of stay at the hotels, our hotel revenue may decrease.

As we begin to expand into the merchant business, we may suffer losses if we are unable to predict the amount of inventory we will need to purchase.

We plan to gradually establish merchant business relationships with selected travel service suppliers beginning in the near future. In the merchant business relationship, we would buy hotel rooms and/or airline tickets in advance before selling them to our customers and thereby incur inventory risk. If we do not correctly predict demand for hotel rooms and airline tickets that we are committed to purchase, we would be responsible for covering the cost of the hotel rooms and airline tickets we are unable to sell.

If tax benefits available to our subsidiaries in China are reduced or repealed, our business could suffer.

Pursuant to the applicable tax laws in China, companies established in China are generally subject to the state enterprise income tax, or EIT, at a statutory rate of 33%. Our subsidiaries in China are currently entitled to a 15% EIT rate because Ctrip Computer has been classified as a “new high-technology enterprise” and Ctrip Travel Information is incorporated in the Pudong New District of Shanghai. There is no assurance that our subsidiaries in China will continue to receive such or any other preferential tax treatment. If our subsidiaries are required to pay the statutory rate of 33% or other similar rate as a result of the Chinese government’s change of applicable policies, our results of operations would be adversely affected.

We may be subject to litigation for information provided on our websites, which may be time-consuming to defend.

Our websites contain information about hotels, flights, popular vacation destinations and other travel-related topics. It is possible that if any information, accessible on our websites, contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any claims, with or without merit, could be time-consuming to defend, result in litigation and divert management’s attention and resources.

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.

A portion of our transactions are conducted through our websites. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer and supplier confidence. Our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer or supplier information and could harm our reputation and ability to attract customers.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

If our business continues to expand, we will need to hire additional employees, including travel supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our websites, customer service center and systems, and customer support personnel to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our websites and customer service center may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of China. Since the late 1970s, the Chinese government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. Any adverse changes in economic conditions in China, in policies of the Chinese government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the travel industry. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Slow-down of the Chinese economy may slow down our growth and profitability.

Our financial results have been, and are expected to continue to be, affected by the growth in the Chinese economy and travel industry. Although the Chinese economy has grown significantly in the past decade, there can be no assurance that growth of the Chinese economy will continue or that any slow-down will not have a negative effect on our business. The overall Chinese economy affects our profitability, since expenditures for travel may decrease in a slowing economy.

Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.

We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of RMB is subject to changes in the Chinese government’s policies. Although our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between the U.S. dollar and RMB, because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because substantially all of our revenues are in the form of RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under the Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China is obtained. Although the Chinese government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Online payment systems in China are at an early stage of development and may restrict our ability to expand our online commerce service business.

Online payment systems in China are at an early stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely available or acceptable to consumers in China as in the United States and other developed countries. In addition, only a limited number of consumers in China have credit cards or debit cards, relative to countries like the United States. The lack of adequate online payment systems may limit the number of online commerce transactions that we can service. If online payment services do not develop, our ability to grow our online commerce business may be limited.

The Internet market has not been proven as an effective commercial medium in China.

The market for Internet products and services in China has only recently begun to develop. The Internet penetration rate in China is lower than those in the United States and other developed countries. Since the Internet is an unproven medium for commerce in China, our future operating results from online services will depend substantially upon the increased use and acceptance of the Internet for distribution of products and services and facilitation of commerce in China.

The Internet may not become a viable commercial marketplace in China for various reasons in the foreseeable future. More salient impediments to Internet development in China include:

•	consumer dependence on traditional means of commerce;

•	inexperience with the Internet as a sales and distribution channel;

•	inadequate development of the necessary infrastructure to facilitate online commerce;

•	concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet;

•	inexperience with credit card usage or with other means of electronic payment; and

•	limited use of personal computers.

If the Internet is not widely accepted as a medium for online commerce in China, our ability to grow our online business would be impeded.

Uncertainties with respect to the Chinese legal system could adversely affect us.

We conduct our business primarily through our wholly owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. In addition, we depend on several affiliated entities in China to honor their service agreements with us. Almost all of these agreements are governed by Chinese law and disputes arising out of these agreements are expected to be decided by arbitration in China. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We have attempted to comply with the Chinese government regulations regarding licensing requirements by entering into a series of agreements with our affiliated Chinese entities. If the Chinese laws and regulations change, our business in China may be adversely affected.

To comply with the Chinese government regulations regarding licensing requirements, we have entered into a series of agreements with our affiliated Chinese entities to exert our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our Chinese counsel that our arrangements with our affiliated Chinese entities are valid under current Chinese law and regulations, we cannot assure you that we will not be required to restructure our organization structure and operations in China to comply with changing and new Chinese laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations will be disrupted as we develop or license replacement software.

Pursuant to the Regulations for the Administration of Commercial Encryption promulgated in 1999, foreign and domestic Chinese companies operating in China are required to register and disclose to Chinese regulatory authorities the commercial encryption products they use. Because these regulations do not specify what constitutes encryption products, we are unsure whether or how they apply to us and the encryption software we utilize. We may be required to register or apply for permits with the relevant Chinese regulatory authorities for our current or future encryption software. If Chinese regulatory authorities request that we change our encryption software, we may have to develop or license replacement software, which could disrupt our business operations. In addition, we may be subject to potential liability for using software that is subsequently deemed to be illegal by the relevant Chinese regulatory authorities. These potential liabilities might include fines, product confiscation and criminal sanctions. We cannot assure you that our business, financial condition and results of operations will not be materially and adversely affected by the application of these regulations.

The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through ChinaNet owned by China Telecom under the administrative control and regulatory supervision of China’s Ministry of Information Industry. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and China Telecom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

Risks Related to the Shares and ADSs

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary bank will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The future sales by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

If our shareholders sell substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. The ordinary shares or ADSs held by our existing shareholders may be sold in the public market in the future subject to the restrictions contained in Rule 144 under the Securities Act and applicable lock-up agreements in connection with our initial public offering. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period in connection with our initial public offering, the prevailing market price for our ADSs could be adversely affected.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions in the Internet, online commerce or travel industries;

•	changes in the economic performance or market valuations of other Internet, online commerce or travel companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ordinary shares or ADSs; and

•	potential litigation.

In addition, the securities market have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may lose some or all of the value of the distribution by the depositary if the depositary cannot convert RMB into U.S. dollars on a reasonable basis.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from any government is needed and cannot be obtained, the depositary is allowed to distribute RMB only to those ADS holders to whom it is possible to do so. It will hold RMB it cannot convert for the account of the ADS holders who have not been paid. However, it will not invest RMB and it will not be liable for interest. In addition, if the exchange rates fluctuate during a time when the depositary cannot convert RMB, the ADS holders who have not been paid may lose some or all of the value of the distribution.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights may be restricted.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

If our subsidiaries are restricted from paying dividends and other distributions to us, our primary internal source of funds would decrease.

We are a holding company with no significant assets other than our equity interests in our wholly owned subsidiaries in China and Hong Kong. As a result, we rely on dividends, consulting and other fees paid to us by our subsidiaries and affiliated entities in China, including the funds necessary to service any debt we may incur. If our subsidiaries incur debts on their own behalf in the future, the instruments governing the debts may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares. Chinese regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries and affiliated entities in China are also required to set aside a portion of their after-tax profits according to Chinese accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2003 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly-owned subsidiaries and several affiliated entities in China. Most of our directors and officers reside outside of the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “Additional Information – Enforceability of Civil Liabilities.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced our business in June 1999. In March 2000, we established a new holding company, Ctrip.com International, Ltd., in the Cayman Islands as an exempt company with limited liability under the Cayman Islands Companies Law (2003 Revision), and soon thereafter, all of the shareholders of Ctrip.com (Hong Kong) Limited, our now directly and wholly-owned subsidiary, transferred their shares to the holding company in exchange for shares of the holding company. Since our inception, we have conducted substantially all of our operations in China. We operate as a foreign investment enterprise in China through our wholly-owned subsidiaries, Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology and Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information, as well as our affiliated Chinese entities, including:

•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds advertising and Internet content provider licenses;

•	Shanghai Huacheng Southwest Travel Agency Co., Ltd., or Shanghai Huacheng, which holds domestic travel agency and air transport sales agency license;

•	Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd., or Beijing Chenhao, which holds an air transport sales agency license;

•	Guangzhou Guangcheng Commercial Service Co., Ltd., or Guangzhou Guangcheng, which holds an air transport sales agency license; and

•	Shanghai Ctrip Charming International Travel Service Co., Ltd. (formerly Shanghai Cuiming International Travel Agency Co., Ltd), or Shanghai Charming, which holds domestic and cross-border travel agency licenses.

In addition, we recently formed an affiliated Chinese entity named Shenzhen Shencheng Information Consulting Service Co., Ltd., or Shenzhen Shencheng, which expects to apply for an air transport sales agency license.

We formed Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns, in 2001 to expand our business line to include the hotel management service. Through a series of subsequent transactions, we reduced our interest in Home Inns to 31.16%. We spun off our remaining interest in Home Inns in August 2003 to prepare for our initial public offering to enable us to focus on our core business of travel consolidation.

In December 2003, we completed the initial public offering of our ADSs, each of which represented two ordinary shares, and listed our ADSs on Nasdaq.

Our principal executive offices are located at 3F, Building 63-64, No. 421 Hong Cao Road, Shanghai 200233, People’s Republic of China, and our telephone number is (8621) 3406-4880. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in the United States.

Our principal capital expenditures for 2001, 2002 and 2003 consisted of purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately RMB5.8 million, RMB13.2 million and RMB9.4 million (US$1.1 million), respectively. Our capital expenditures in 2002 included RMB7.2 million we spent to purchase part of our premises in Shanghai.

Our capital expenditure plans for 2004 have not yet been fixed, but we expect to spend approximately RMB16.0 million (US$1.9 million), primarily for purchases of additional information technology-related equipment and software. Capital expenditures in 2004 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources. We are considering building new premises in Shanghai to host our customer service center, which we expect to continue to grow significantly in the next few years, and our principal executive and administrative offices. It is uncertain when we will be able to identify a suitable location and how much it would cost us to build the new premises. Therefore, our estimated capital expenditure for 2004 included in this annual report does not include any expenditures that may be incurred in connection with the building of our future new premises.

B.	Business Overview

We are a leading consolidator of hotel accommodations and airline tickets in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•	choose and reserve hotel rooms in cities throughout China and selected cities abroad;

•	book and purchase airline tickets for domestic and international flights originating from China; and

•	choose and reserve packaged tours that include transportation, accommodation, and sometimes guided tours as well.

We target our services primarily at business and leisure travelers in China who do not travel in groups. This type of travelers, who are referred to in the travel industry as FITs and whom we refer to as independent travelers in this annual report, form a traditionally under-served yet fast-growing segment of the China travel market. We act as agent in substantially all of our transactions and generally do not take any inventory risks with respect to the hotel rooms and airline tickets booked through us. We derive our hotel reservation, air-ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, airline tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. For the three months ended March 31, 2004, we sold approximately 850,000 hotel room nights. As of March 31, 2004, we had secured room supply relationships with over 2,100 hotels in China and over 580 hotels abroad, which cover a broad range in terms of price and geographical location. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations, often at significant discounts to published rates. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 95% of our revenues from our hotel reservation business in 2003.

We believe that we are currently the largest consolidator of airline tickets in China in terms of the number of airline tickets booked and sold. For the three months ended March 31, 2004, we sold approximately 310,000 tickets nationwide. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating from China. We are among only a few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through our ticketing offices and third-party agencies located in 37 major cities in China.

We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24-hour customer service center and bilingual websites. In 2003, transactions effected through our customer service center accounted for approximately 70% of our transaction volume, while our websites accounted for the balance.

Our Strengths

We bridge the gap between independent travelers and travel suppliers. Our sophisticated transaction and service platform consists of our centralized toll-free, 24-hour customer service center and bilingual websites. We serve primarily the traditionally under-served yet fast growing independent travelers segment in China by helping them plan and book their trips while helping travel suppliers improve the efficiency of their marketing and distribution. We have achieved a leading position, in part, by establishing the competitive strengths described below.

A Leading Travel Brand in China. We have invested significant resources in developing and promoting our brand since our inception. The China Travel Journal ranked our Ctrip brand among the top travel brands in China in 2002. The broad recognition of our Ctrip brand has enhanced our ability to quickly attract new travel customers, especially frequent independent travelers, as evidenced by the rapid growth of our customer base and transaction volume.

Our reputation and market position have also provided us with easier and more effective access to hotels and airlines nationwide. We are able to obtain guaranteed allotment arrangements from over 610 of our hotel suppliers. These arrangements enable us to offer a specified number of hotel rooms during any given month to our customers without taking any inventory risk and to confirm the room reservations instantly.

Large Supplier Network and Nationwide Coverage. We have established supplier relationships with over 2,100 hotels across all major geographic regions in China and over 580 hotels abroad, as of March 31, 2004. We have also cultivated supplier relationships with all major domestic Chinese airlines and many international airlines that operate flights originating from China. We are among only a few airline ticket consolidators in China that maintain a centralized 24-hour information and reservation center and a settlement and delivery infrastructure covering substantially all of the economically prosperous regions of China. Our broad supplier network has enabled us to offer a broad range of travel product and service offerings, including packaged tours, for our independent traveler customers. We believe that our established and extensive supplier relationship positions us well to compete with existing and potentially new competitors.

Scalable Platform and Flexible Cost Structure. We have created a cost-effective transaction and service platform consisting of our customer service center and websites. Our business is highly scalable because of the low costs associated with our transaction and service platform. We can hire and train new representatives for our customer service center quickly and cost-effectively to cope with the expected increase in transaction volume, because of the relatively low labor cost in China, as well as our ability to efficiently train new staff to serve customers. Our technology platform offers further scalability advantages as we can upgrade our existing infrastructure with limited additional investment. Therefore, we believe that we can keep up with the expected pace of increase in our transaction volume without incurring substantial incremental operating costs. In addition, the compensation of our customer service representatives, which forms a significant portion of our cost of services, is linked to the number of transactions successfully completed by them. In part because of our relatively flexible cost structure, we were able to maintain positive net income in the second quarter of 2003 despite the significant negative impact of the SARS outbreak.

Excellent Customer Service. We place significant emphasis on technology, personnel and training to facilitate superior customer service. We operate our centralized toll-free customer service center 24 hours a day and seven days a week to provide comprehensive and real-time assistance to our customers. Our customer service representatives are equipped to review a comprehensive list of the hotels in individual markets, together with the related price, amenities and availability information, and real-time flight information, while simultaneously booking hotels, airline tickets and packaged tours for customers. Our customer service representatives are also trained to provide travel advisory services at our customers’ request. Moreover, our user-friendly websites allow customers to quickly review hotel and flight information and book hotel accommodations and airline tickets and, in some instances, receive instant confirmation.

In addition, we maintain a customer database containing information on the transaction history and preferences of each customer who has booked a travel product through us. We also have a post-transaction customer service division responsible for addressing any issues or concerns raised by our customers. We believe our excellent customer service has contributed to our large number of repeat customers.

Advanced Infrastructure and Technology. We have developed an advanced infrastructure and technology platform with a high level of reliability, security and scalability. At the front end, our system allows us to ensure service quality by promptly processing customer inquiries and requests and by monitoring the performance of our customer service representatives on an around-the-clock basis. As a result, we maintain an extremely high service ratio with very limited aborted calls due to unacceptably long waiting time. Our websites are custom-built in-house to exacting specifications to ensure the best user experience. Our websites, www.ctrip.com and www.gotochina.com, have user-friendly designs with well laid-out information. We work closely with our web host to ensure that our customers can obtain the desired information and complete transactions with us quickly and securely.

At the back end, our proprietary booking software allows us to update hotel room and airline ticket availability and pricing information. The real-time nature of our software system allows us to recommend our preferred hotels to customers when they request a recommendation. Our booking software is integrated with our websites and customer service center operations. In addition, we have developed an electronic confirmation system that enables us to transmit a customer’s booking information to those hotels that are linked to this system and to receive confirmation from these hotels. We believe that our advanced transaction and service platform is capable of handling increasing traffic without substantial incremental costs.

Experienced Management Team. Our senior managers have on average more than eight years of experience in their relevant fields of information technology, finance and travel management. Key members of our management team include James Jianzhang Liang, our Chief Executive Officer, Neil Nanpeng Shen, our Chief Financial Officer, and Min Fan, our Executive Vice President, all of whom are founders of our company. Prior to joining us, Mr. Liang had worked in the information technology field in Silicon Valley and China for over eight years, Mr. Shen had worked at leading global investment banks in New York and Hong Kong for over eight years, and Mr. Fan had been the Chief Executive Officer for one of the leading domestic travel agencies in Shanghai for over three years. Under our management team’s leadership, we have experienced substantial growth in our transaction volume and customer base and have successfully integrated the businesses we acquired into our operation.

Our Strategy

Our goal is to create long-term shareholder value by enhancing our position as a leading hotel and air-ticket consolidator in China. We believe that China’s highly fragmented travel industry and under-served frequent independent traveler market provide us with significant growth opportunities. We intend to pursue the following strategies to achieve our goal:

Leverage and Strengthen the Ctrip Brand. To hotel and airline ticket suppliers, the Ctrip brand represents a sizable and increasingly important source of customers. We intend to leverage this reputation to attract new suppliers, and negotiate more favorable contractual terms with our existing suppliers. To our marketing partners, Ctrip is regarded as a partner that enhances their product offerings. We intend to further strengthen Ctrip as a dominant consumer travel brand by deepening our existing relationships with our marketing partners and establishing new relationships with other potential marketing partners that would allow us to further promote our brand, cross-sell our products and acquire customers in a cost-effective manner.

Expand Our Hotel Supplier Network and Room Inventory. Although we believe that we are the largest hotel consolidator in China in terms of gross bookings, there are significant opportunities to further expand our hotel reservation service. We plan to focus the expansion of our hotel reservation business on hotels with three-, four- and five-star ratings, which offer us higher profit margins per transaction. We intend to build upon our already extensive hotel supplier relationships in China’s major cities such as Beijing and Shanghai. In addition, we intend to enhance our presence in selected regional centers and medium-sized cities that offer significant growth opportunities driven by China’s robust economy and rising disposable income per capita.

We plan to capitalize on our substantial and growing customer base and transaction volume by continuing to negotiate with hotel suppliers to increase rooms to be allocated to us on the guaranteed allotment basis. We have guaranteed allotment arrangements with over 610 hotels in China as of March 31, 2004, and will try to increase the number of rooms allotted to us from these hotels. In addition, we intend to pursue guaranteed allotment arrangements with our hotel suppliers that currently do not have such arrangements with us.

Expand Air-ticketing and Other Travel Product Offerings. Our air-ticketing business contributed 4.0%, 5.3% and 11.1% of our revenues in 2001, 2002 and 2003, respectively and has demonstrated substantial growth potential. We intend to further promote our air-ticketing services to existing customers who have used our other services as well as new customers. We also intend to continue to expand our air-ticketing business by selling more tickets for international flights, as the commissions per ticket for international flights are generally higher than those for domestic flights. To further diversify our revenue sources and in response to the increasing sophistication of Chinese travelers’ tastes, we intend to further promote the packaged-tour products that offer our customers the flexibility to choose desired flight and hotel combinations. We believe that our packaged-tour products will attract increasing interest among our existing users as well as new customers.

Enhance Transaction and Service Platform. We intend to enhance the features of our transaction and service platform to keep up with the expected rapid increase in our transaction volume while maintaining the high quality of our customer service. With respect to our customer service center, we intend to continue to invest in training our customer service representatives and upgrading our information technology systems underlying the customer service center to ensure consistently high-quality customer service. With respect to our websites, we plan to continually update new software features and editorial content and improve the accessibility of our websites through various Internet access channels such as wireless devices.

We believe the Internet as an information distribution and transaction platform presents further cost efficiencies and scalability opportunities. To exploit the additional cost savings and scalability benefits, we intend to promote the migration of customers to our websites. We have set up various promotion programs such as offering our customers up to twice the reward points on transactions effected online as compared to our customer service center.

In addition, we plan to continue to enhance our customer database management tools to identify our customers’ travel preferences and transaction patterns in order to offer them more focused services. We also intend to further promote our electronic confirmation system with our existing hotel suppliers. Currently, more than 300 hotels are using our electronic confirmation system to interface with us, and we plan to promote the electronic confirmation system with our other hotel suppliers. We believe that this system will boost our transaction efficiency significantly.

Pursue Selective Strategic Acquisitions and Expand into Hong Kong and Macau. We have become a leading consolidator of hotel accommodations and airline tickets in China in part through the acquisition of the largest offline hotel reservation company in China, Beijing Modern Express Business Travel Services Co. Ltd, in October 2000, and the air-ticketing business of Beijing Hai’an Air-ticketing Service Company Ltd. in February 2002. We have successfully integrated these acquired businesses into our business operations. We may be in discussion from time to time with potential acquisition targets as we continually explore additional acquisitions that would allow us to expand the reach and scope of our travel products and services as well as our customer base in the domestic markets in China.

We also intend to explore business opportunities in Hong Kong and Macau. The recent liberalization of restrictions formerly imposed on mainland Chinese traveling to Hong Kong, are expected to increase the cross-border traffic between China and Hong Kong significantly. Given the similarities in language, culture and consumption behavior between residents of mainland China and Hong Kong and Macau, we foresee growth opportunities in entering these markets, which can be executed at a relatively low cost and with limited risk.

Expand into the Merchant Business. Currently, we act as an agent in substantially all of our transactions, passing our customers’ reservations to travel suppliers without assuming any risks for customers’ cancellations or no-shows. While we intend to continue to use the agency model as our primary business model, we plan to gradually establish a merchant business relationship during the peak seasons with our most popular hotel suppliers in the near future. The merchant business model would enable us to secure more hotel rooms for the peak seasons than would otherwise be available under the guaranteed allotment model. In the merchant business relationship, we would buy hotel room nights in advance according to our estimated needs. If our hotel room nights were sold successfully, we would realize higher profits per room night than we do under our current agency model. We believe that our growing customer base constitutes a solid foundation for our merchant business and would help to minimize any potential inventory risk.

Products and Services

We began offering hotel reservation and air-ticketing services in October 1999. In 2003, we derived 84.0% of our revenues from the hotel reservation business and 11.1% of our revenues from the air-ticketing business. In addition, we offer other travel-related products and services including packaged tours that are either bundled by us and include transportation and hotel, or by third party travel agencies and include transportation, hotel and, in most cases, a guided tour.

Hotel Reservations. Our hotel booking volume has increased substantially since our inception. The following table shows the total room nights we sold for the periods indicated.

	For Quarters Ended
	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003		September 30, 2003	December 31, 2003	March 31, 2004
	(in ten thousands)
Room Nights	23	26	27	37	44	47	49	28	*	75	88	85

*	Decrease primarily due to the SARS outbreak from March 2003 through June 2003.

As of March 31, 2004, we had room supplier relationships with over 2,100 hotels in China and over 580 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. The majority of our hotel suppliers fall into the three-, four- and five-star categories. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 95% of our revenues from our hotel reservation business in 2003. The following table shows the number of our hotel suppliers in each of the major cities indicated as of March 31, 2004:

Beijing	284	Shanghai	279	Hangzhou	86	Guangzhou	71
Shenzhen	70	Nanjing	46	Hong Kong	45	Wuhan	42

We act as agent in substantially all of our hotel-related transactions. Our customers receive confirmed bookings and generally pay the hotels directly upon completion of their stays, and in general, we pay no penalty to the hotels if our customers do not check in. For some of our hotel suppliers, we earn pre-negotiated fixed commissions on hotel rooms we sell. For other hotels, we have commission arrangements that we refer to as the “ratchet system,” whereby our commission rate per room night increases as the volume of room nights we sell for such hotel during such month increases.

We contract with hotels for rooms under two agency models: the “guaranteed allotment” model and the “on-request” model. Under either agency model, we enter into agreements with our hotel suppliers containing most if not all of the following provisions:

•	Pricing. The hotel is required to offer us room prices that are lower than its published prices. If the hotel has promotional sales, it is required to notify us in advance so we can lower our prices proportionately.

•	Room Supplies. The hotel is required to notify us in advance if it anticipates a shortage of rooms.

•	Customer Accommodation. If the reserved room is not available when our customer checks in to the hotel due to reasons caused by the hotel, such as over-booking, the hotel is required to upgrade the customer free-of-charge or arrange for accommodation in another hotel with the same or higher rating and price.

•	Extension of Stay. If our customer requests an extension of stay, the hotel is required to notify us immediately, and we book the extended stay and earn the resulting commissions.

•	Confirmation of Customer’s Stay. We confirm a customer’s actual length of stay by contacting the hotel to verify the customer’s check-in and check-out dates. With the hotels that have implemented our electronic confirmation system, we receive confirmation through such system.

•	Commission Payments. The hotel will pay us commissions each month based on the number of room nights we sell.

In addition to the agreements that we enter into with all of our hotel suppliers, we enter into a supplemental agreement with each of the hotel suppliers with which we have a guaranteed allotment arrangement. Pursuant to this agreement, a hotel gives us a specified number of guaranteed available rooms every day, allowing us to provide instant confirmations on such rooms to our customers before notifying the hotel. The hotel is required to notify us in advance if it will not be able to make the guaranteed rooms available to our customers due to reasons beyond its control.

We have contracted with over 610 hotels in China for guaranteed room allotments, allowing us to sell rooms to our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a majority of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking.

Our typical hotel reservation transaction involves the following major steps:

•	Initiating an Inquiry. Our customer either conducts a search on our website, or calls our customer service center to learn more about hotels at a destination. Upon our customer’s inquiry, our customer service representative are trained, and our website is programmed, to recommend hotels to the customer.

•	Making a Reservation. We reserve a hotel room for the customer based on the customer’s choice given to us either through the telephone or our website.

•	Confirmation. For hotels with which we have a guaranteed allotment arrangement, we give instant confirmation, and we notify the hotel afterwards. For hotels with which we have an on-request arrangement, we pass our customer’s reservation request to the hotel. Once we receive confirmation from the hotel, we will contact the customer via phone, e-mails or short messaging services to confirm the reservation.

•	Following Up. We follow up with the hotel regarding the customer’s length of stay and our commission, in accordance with our agreement with the hotel.

Some hotels require our customers to use their credit cards to guarantee the bookings. We have entered into arrangements with a number of financial institutions to allow our customer service center and websites to accept credit card guarantees to enable our customers to complete their reservations.

Air-ticketing. We believe that we are currently the largest consolidator of airline tickets in China in terms of the number of airline tickets booked and sold. We have experienced a significant growth in our air-ticketing business since early 2002. The following chart shows the airline tickets we sold for the periods indicated.

	For Quarters Ended
	December 31, 2002*	March 31, 2003	June 30, 2003		September 30, 2003	December 31, 2003	March 31, 2004
	(in ten thousands)
Number of airline tickets sold	8	11	7	**	18	24	31

*	Meaningful information concerning the number of airline tickets booked during the prior periods is not available.

**	Decrease principally due to the SARS outbreak from March 2003 through June 2003.

We sell airline tickets for all major domestic Chinese airlines, including Air China, China Eastern Airlines, China Southern Airlines and Shanghai Airlines and many international airlines operating flights that originate from cities in China, such as Northwest Airlines, Air Canada, DragonAir and Lufthansa.

In every air-ticketing transaction, our customer receives a confirmed seat and pays the ticket delivery agent upon delivery of the ticket. Generally, the customer pays a penalty to the airline if he or she cancels the ticket for the flight.

The airline industry, including airline ticket pricing, is regulated by CAAC. Therefore, we have no discretion in offering discounts on the airline tickets we sell. We generally earn standard commissions paid to air-ticketing service entities similar to us. In addition, we have an arrangement with some of our airline ticket suppliers, whereby our commission per ticket may increase as the volume of our ticket sales for an airline reaches a specified performance target set by the airline.

Our typical air-ticketing transaction involves the following major steps:

•	Initiating an Inquiry. Our customer either conducts a search on our website or contacts our customer service center to learn more about flights to a destination. The customer learns either through our website or from our customer service representative whether any seats are available.

•	Making a Reservation. We make a confirmed booking of a seat on the customer’s chosen flight.

•	Ticket Issuance and Delivery. In Beijing, Shanghai and Guangzhou, we issue airline tickets through our local ticketing offices. In other cities, we issue airline tickets through local ticketing agencies with whom we have contractual relationships. We have the capability to issue airline tickets in 37 cities in China.

•	Ticket and Commission Settlement. Payment for airline tickets we sell is settled by either of the following methods:

(1)	In Beijing, Shanghai and Guangzhou, the customer pays us simultaneously with the delivery of the ticket. We then deduct our commission and deliver the balance to the airline. Alternatively, we may deposit the remaining amount into the billing and settlement plan clearinghouse system, or BSP system. The airline deducts the fare owed to it from our accounts within the BSP system on a regular basis.

(2)	In other cities, where we contract with local agents for ticket fulfillment services, the local agents collect their commissions from airlines, and we, in turn, collect our commissions from them on a regular basis.

A customer has the option of picking up a ticket at the ticketing office or requesting a personal delivery. The expected adoption of electronic tickets in lieu of paper tickets by airlines in China may further increase our customer service efficiency and reduce our operating expenses.

Other Products and Services. We also offer the following products and services:

•	packaged tours;

•	advertising sales; and

•	VIP membership cards.

We bundle transportation and hotels in our packaged tours. We also sell packaged tours bundled by third-party travel agencies that also include, in most cases, a guided tour. We offer travel-related businesses and other third parties the opportunity to advertise on our websites and in our introductory brochures. Although we sell our VIP membership cards, our regular customers can get free VIP membership cards once they accumulate enough points from the travel products they purchase through us. Our VIP membership cards allow the cardholders to receive discounts from many restaurants, clubs and bars in major cities in China and enjoy certain priority in obtaining our services.

These products and services accounted for a small portion of our total revenue in 2003. We view sales of our VIP membership cards as primarily brand-promoting rather than revenue-generating.

Transaction and Service Platform

Our customers can reach us for their travel-related needs through either our toll-free customer service center or our bilingual websites located at www.ctrip.com and www.gotochina.com. In 2003, transactions executed through our customer service center and website account for approximately 70% and 30%, respectively, of our total transactions. We believe that the ratio of online transactions to our total transactions will increase as the Internet penetration rate in China grows, and more customers become accustomed to using the Internet as an effective medium for commerce.

Customer Service Center. Our centralized toll-free customer service center is located in Shanghai, China and is operated 24 hours a day and seven days a week. Customers can call our nationwide toll free number to consult with our customer service representatives, receive comprehensive, real-time hotel and flight information and make travel bookings.

Our customer service centre has the capacity to receive 390 incoming calls at once. At our technically advanced facility, we have implemented comprehensive performance measures to monitor our calls to ensure that our customers will receive quality service. We are able to take substantially all of the incoming calls with limited number of aborted calls due to unacceptably long waiting time. We have sufficient capacity to meet further increases in call volume without the need to undertake system redesign to our existing systems. Nevertheless, if we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines and computer systems to handle increasing call volumes.

We currently employ about 800 customer service representatives, all of whom participated in a formal training program before commencing work. These representatives efficiently access our information systems on behalf of customers to review a comprehensive list of the hotels and prices in individual markets, the flights to specified destinations and the related price information, while simultaneously advising our customers and making reservations for them. Unlike some companies in the United States that outsource their customer service to third-party call centers, our customer service representatives are in-house travel specialists. We continually review staffing needs and train representatives to handle increased call volumes to ensure the long-term sustainability of our business.

Internet Websites. We have a Chinese-language website located at www.ctrip.com and an English-language website located at www.gotochina.com. Our proprietary booking software is integrated with our websites, allowing a customer to complete a booking within minutes.

Through our user-friendly Chinese language website, our customers can:

•	quickly review pricing and availability of hotels and flights;

•	book hotel accommodations and airline tickets; and

•	search and book our packaged tours.

In addition, our customers can use our editorial content for researching destinations and travel tips. Some examples of the content on www.ctrip.com include:

•	Destination Guide. We feature extensive editorial content covering over 100 popular destinations in China and over 30 popular destinations abroad, and provide destination-related information such as local attractions, transportation, dining, lodging, entertainment, shopping and climate.

•	Customer-Generated Content. We publish articles, travelogues and pictures by our customers about specific destinations.

•	Travel News. We provide regularly updated information on fare sales, changing travel conditions and weather advisories.

•	Links to Other Websites. We offer our customers a selection of links to useful travel-related and websites.

•	Other Useful Information. Other travel-related information we provide includes train schedule, currency converter, travel tips and health tips.

We have also created an online travel community on www.ctrip.com. Some features of our online community include:

•	Chat Rooms. Our website visitors can communicate directly with one another in our online chat rooms.

•	Bulletin Boards. Travelers looking for travel companions and advice from fellow travelers can post their questions and answers on bulletin boards.

•	Travelers’ Tips. Our website also contains travelers’ feedback on major domestic and international destinations.

Our English-language website, www.gotochina.com, features editorial content similar to www.ctrip.com.

Marketing and Brand Awareness

Through on-site promotions, strategic alliances, online marketing, advertising, media promotions, telemarketing and our customer reward program, we have created a strong Ctrip brand that is commonly associated in China with value travel products and services and superior customer service. We will continue to use our focused marketing strategy to further enhance Ctrip’s brand awareness and acquire new customers.

On-Site Promotions. We have over 300 on-site promotion staff located in about 30 major cities in China. All of our on-site promotions staff have participated in a formal training program to learn how to market our products and services and promote our brand in an appropriate and effective way. Our staff distribute membership cards and introductory brochures at various locations including airports and train and bus stations. To date, our on-site promotions have proven to be an effective marketing channel for us.

Cross-Marketing. We have entered into cross-marketing relationships with major Chinese domestic airlines including Air China, China Southern Airlines, China Eastern Airlines, Shanghai Airlines, Hainan Airlines, Shenzhen Airlines and Shandong Airlines, wireless service providers including China Mobile and China Unicom, and financial institutions including Bank of China, China Merchant Bank, Hang Seng Bank, Bank of Communications, Shenzhen Development Bank and Ping An Insurance.

Our airline partners recommend our products and services to their mileage program members, and allow their members to accrue miles by staying at hotels booked through us. Our wireless service provider partners direct their subscribers requesting travel information to our customer service center through automatic call forwarding, or to our websites through an Internet link on their websites. In addition, our bank partners recommend our products and services to their debit or credit card holders, and we allow their debit or credit card holders to use their cards to settle their payments for travel products purchased from us.

Online Marketing. Our Chinese language website, www.ctrip.com, is among the most accessed and used online travel website in China. We pay many of the leading Internet search engines and portals in China to prominently feature our websites.

Advertising. We advertise in in-flight videos and magazines of several domestic airlines in China. Based on our experience, such advertising is one of the most effective advertising methods for increasing brand awareness and attracting new customers.

Media Promotion. We cultivate relationships with a variety of media outlets, including newspapers, magazines and television. Our company and our services have been featured by many media outlets including CCTV, the Chinese Entrepreneurs and the China Travel Journal.

Telemarketing. Our in-house telemarketing staff call on prospective customers to introduce our products and services, and our infrequent customers to update them on our developments and encourage them to use our services more often.

Customer Reward Program. To secure our customers’ loyalty and further promote our Ctrip brand, we provide our customers with a customer reward program. This program allows our customers to accumulate membership points calculated according to the services purchased by the customers. Our customers may then redeem these points for travel awards and other gifts.

Supplier Relationship Management

We cultivate and maintain strong relationships with our travel suppliers. We have over 80 employees dedicated to enhancing our existing travel supply arrangements and developing relationships with prospective travel suppliers. We prominently feature some of our hotel suppliers with which we have favorable arrangements on our Chinese language websites as “specially recommended hotels.” Furthermore, we have developed an electronic confirmation system that enables participating hotel suppliers to receive our customer’s reservation information instantly and confirm such reservation through our online interface with the hotel supplier. We believe that the electronic confirmation system is a cost-effective and convenient way for hotels to interface with us, and we intend to promote the system with more hotel suppliers.

Since our inception, we have not had any material disputes with our travel suppliers with respect to the amount of commissions to which we were entitled. We generally renew supply agreements with almost all of our travel suppliers once the initial term of such agreements expires.

Technology and Infrastructure

We believe that the quality of our technology differentiates us from our competitors in China. Our goal has been to build a reliable, scalable, updated and secure infrastructure to fully support our customer service center and website operations.

Since inception, we have supported substantial growth in our offline and online traffic and transactions with our present architecture. Our proprietary booking software is integrated with our websites and customer service center operations. Our hardware platform for the Internet consists of Hewlett-Packard and Dell servers. We have contracted with Avaya Inc., Hewlett-Packard Company and Dell Inc. for warranty services for our hardware platform. We maintain our database on HP DL740 G2, HP LXR8500, HP LH6000 and Dell PowerEdge 6500 and conduct daily backup functions for off-site storage. We access the Internet backbone via a 100 megabit ethernet line and another 10 megabit line for load balance and backup. Our customer service center operations are managed by an Avaya S8700 media server. We maintain all of our servers at our premises in Shanghai. As of March 31, 2004, we employed 34 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our transaction and service platform.

Competition

In the hotel consolidation market, we compete primarily with other consolidators of hotel accommodations, such as www.elong.com. We also compete with traditional travel agencies. We believe that the hotel room booking volume of any of our main competitors is significantly lower than ours. However, as the travel business in China continues to grow, we may face competition from new players in the hotel consolidation market in China and foreign travel consolidators that may enter the China market, such as expedia.com and hotels.com.

In the air-ticketing market, we believe that we are currently the largest consolidator of airline tickets in China in terms of the number of airline tickets booked and sold and that we do not face any material competition from any consolidator of airline tickets with a multi-province airline ticket sales and fulfillment infrastructure in China. In the markets where we face local competition, our competitors generally conduct ticketing transactions in person, and not over the Internet or through customer service centers. Many local air-ticketing agencies are primarily involved in the wholesale business that sell airline tickets to businesses rather than individual travelers, who are our targeted customers. However, as the airline ticket distribution business continues to grow in China, we believe that more companies involved in the travel services industry may develop their services that compete with our air-ticketing business.

Intellectual Property

Our intellectual property rights include trademarks and domain names associated with the name “Ctrip” and copyright and other rights associated with our websites, technology platform, booking software and other aspects of our business. We regard our intellectual property as a factor contributing to our success, although we are not dependent on any patents, intellectual property related contracts or licenses other than some commercial software licenses available to the general public. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality agreements with our employees to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

We have registered our domain names www.ctrip.com and www.gotochina.com with www.register.com and www.opensrs.net, respectively, and the domain name www.ctrip.com.cn with China Internet Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered the trademarks “Ctrip” and “__” with the Trade Mark Office of the People’s Republic of China State General Administration for Industry and Commerce. We have also registered the trademark “__” with the Registrar of Trade Marks in Hong Kong.

Chinese Government Regulations

Current Chinese laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our affiliated Chinese entities as well as certain independent air-ticketing agencies and travel agencies. Our director, Qi Ji, and our officers, Min Fan and Alex Nanyan Zheng, all of whom are Chinese citizens, own all or substantially all of the equity in our affiliated entities.

In the opinion of our Chinese counsel, Commerce & Finance Law Offices, the ownership structures, businesses and operations of our subsidiaries and affiliated entities in China comply with all existing Chinese laws, rules and regulations. In addition, no consent, approval or license other than those already obtained is required under the existing Chinese laws, rules and regulations for such ownership structures, businesses and operations.

Restrictions on Foreign Ownership

Air-ticketing. The principal regulation governing foreign ownership of air-ticketing businesses in China is the Foreign Investment Industrial Guidance Catalogue (2002). Under this regulation, a foreign investor cannot own 100% of an air-ticketing agency in China.

Travel Agency. The principal regulation governing foreign ownership of travel agencies in China is the Establishment of Foreign-controlled and Wholly Foreign-owned Travel Agencies Tentative Provisions (2003). Recently, qualified foreign investors have been permitted to establish or own a travel agency in Beijing, Shanghai, Guangzhou, Shenzhen or Xian, upon the approval of the Chinese government, subject to considerable restrictions as to its scope of business. For example, foreign travel agencies cannot arrange for the travel of persons from mainland China to Hong Kong, Macau, Taiwan or any other country. In addition, foreign travel agencies cannot establish branches.

Advertising. The principal regulation governing foreign ownership of advertising agencies in China is the Foreign Investment Industrial Guidance Catalogue (2002) and the Administrative Regulations Concerning Foreign Invested Advertising Enterprises (2004). Under these regulations, foreign investors are allowed to own up to 70% of an advertising agency in China.

Internet Content Provision. The principal regulations governing foreign ownership of the Internet content provision business in China include:

•	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001); and

•	Foreign Investment Industrial Guidance Catalogue (2002).

Under these regulations, a foreign entity is prohibited from owning more than 50.0% of a Chinese entity that provides value-added telecommunications services, which includes Internet content provision services.

General Regulation of Businesses

Air-ticketing. The air-ticketing business is subject to the supervision of CAAC and its regional branches. The principal regulation governing air-ticketing in China is the Administration on Civil Aviation Transporting Marketing Agency Business Regulations (1993).

Under these regulations, an air-ticketing agency must obtain a permit from CAAC or its regional branch in every city in which the agency proposes to conduct the air-ticketing business. There are two types of air-ticketing permits in China: permits for selling tickets for international flights and flights to Hong Kong, Macau and Taiwan, and permits for selling tickets for domestic flights in China.

Recently, the Eastern China branch of CAAC promulgated a new policy that limits the maximum commission payable to an air-ticketing agency for an airline ticket issued in Eastern China to 3% of the ticket price. If this policy continues to be effective or similar or more restrictive policies are adopted by this regional branch or any other regional branch of CAAC, our air-ticketing revenues may be adversely affected.

Travel Agency. The travel industry is subject to the supervision of the China National Tourism Administration and local tourism administrations. The principal regulations governing travel agencies in China include:

•	Administration of Travel Agencies Regulations (1996), as amended; and

•	Administration of Travel Agencies Regulations Implementing Rules (2001).

Under these regulations, a travel agency must obtain a license from the China National Tourism Administration in order to conduct the cross-border travel business, and a license from the provincial-level tourism administration in order to conduct the domestic travel agency business.

Advertising. The State General Administration of Industry and Commerce is responsible for regulating advertising activities in China. The principal regulations governing advertising (including online advertising) in China include:

•	Advertising Law (1994); and

•	Administration of Advertising Regulations (1987).

Under these regulations, any entity conducting advertising activities must obtain an advertising permit from the local Administration of Industry and Commerce.

Internet Content Provision Service and Online Commerce. Our provision of travel-related content on our websites is subject to Chinese laws and regulations relating to the telecommunications industry and Internet, and regulated by various government authorities, including the Ministry of Information Industry and the State General Administration of Industry and Commerce. The principal regulations governing the telecommunications industry and Internet include:

•	Telecommunications Regulations (2000);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2001); and

•	The Internet Information Services Administrative Measures (2000).

Under these regulations, Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain an Internet content provision license from the appropriate telecommunications authorities in order to carry on any commercial Internet content provision operations in China.

With respect to online commerce, there are no specific Chinese laws at the national level governing online commerce or defining online commerce activities, and no government authority has been designated to regulate online commerce. There are existing regulations governing retail business that require companies to obtain licenses in order to engage in the business. However, it is unclear whether these existing regulations will be applied to online commerce.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under the Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration for Foreign Exchange of the People’s Republic of China is obtained.

Pursuant to the Foreign Currency Administration Rules, foreign investment enterprises in China may purchase foreign exchange without the approval of the State Administration for Foreign Exchange of the People’s Republic of China for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by the State Administration for Foreign Exchange of the People’s Republic of China) to satisfy foreign exchange liabilities or to pay dividends. In addition, if and when they acquire companies in China, such acquired companies will also become foreign investment enterprises. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the State Administration for Foreign Exchange of the People’s Republic of China.

Dividend Distribution. The principal regulations governing distribution of dividends of wholly foreign-owned companies include:

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

C.	Organizational Structure

We conduct substantially all of our business through our wholly owned subsidiaries in China, Ctrip Computer Technology and Ctrip Travel Information.

The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
Ctrip Computer Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	China	100%
Ctrip.com (Hong Kong) Limited	Hong Kong	100%

Due to the current restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China, we have historically conducted a small part of our operations in these businesses through a series of contractual arrangements with our affiliated Chinese entities, including:

•	Ctrip Commerce;

•	Shanghai Huacheng;

•	Beijing Chenhao;

•	Guangzhou Guangcheng; and

•	Shanghai Charming.

Qi Ji, who is a co-founder and director of our company, Min Fan, who is a co-founder and Executive Vice President of our company, and Alex Nanyan Zheng, who is a Vice President of our company, are principal owners of our affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint our President and Chief Financial Officer, Neil Nanpeng Shen, as attorney-in-fact to vote on all matters of our affiliated entities for a period of ten years until 2013.

D.	Property, Plant and Equipment

Our customer service center, principal sales, marketing and development facilities and administrative offices are located on premises comprising approximately 5,839 square meters in an industry park in Shanghai, China. We own 2,514 square meters of our premises and lease part of the remaining area of our premises from a company controlled by the spouse of our Chief Executive Officer, James Jianzhang Liang. We have branch offices in Hong Kong, Beijing, Guangzhou and Shenzhen. We also maintain a network of sales offices in about 34 cities in China. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Introduction ñ Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Overview

We are a leading consolidator of hotel accommodations and airline tickets in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also offer packaged-tour products and other travel-related products and services.

In 2003, we derived 84.0%, 11.1% and 2.6% of our revenues from our hotel reservation, air-ticketing and packaged-tour businesses, respectively.

The major factors affecting our results of operations and financial condition include:

•	growth in the Chinese economy and the travel industry;

•	revenue composition and sources of revenue growth;

•	costs of services;

•	operating expenses;

•	income taxes and tax rebates;

•	accretion of our Series B preferred shares; and

•	seasonality in the travel industry.

Each of these factor is discussed below.

Growth in the Chinese Economy and the Travel Industry

Our financial results have benefited from the growth in the Chinese economy and travel industry. The Chinese economy has grown significantly in recent years. According to CEIC Data Company Limited, the national GDP increased from RMB7,835 billion in 1998 to RMB11,669 billion (US$1,409 billion) in 2003, representing a compound annual growth rate of 8.3%. This growth has led to a substantial increase in industrial and commercial activity. Combined with an increase in personal disposable income and changes in consumption pattern, this resulted in a significant increase in the demand for travel services. According to CEIC Data Company Limited, the aggregate expenditure on tourism in China increased from RMB239 billion in 1998 to RMB511 billion (US$62 billion) in 2003, representing a compound annual growth rate of 16.4%. According to China’s tenth five-year plan, the Chinese government expects an approximately 7% compound annual growth rate of China’s gross domestic product from 2000 to 2005. We anticipate that demand for travel services in China will continue to increase substantially in the foreseeable future as the Chinese economy continues to grow.

Revenues

Revenue Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our revenues grew from RMB6.9 million in 2000 to RMB46.4 million in 2001 to RMB105.3 million in 2002 and to RMB182.7 million (US$22.1 million) in 2003.

We generate our revenues primarily from the hotel reservation and air-ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year Ended December 31,
	2001	2002	2003
Revenues:
Hotel reservation	93.5%	91.9%	84.0%
Air-ticketing	4.0	5.3	11.1
Packaged-tour*	1.3	0.4	2.6
Others	1.2	2.4	2.3

Total revenues	100.0%	100.0%	100.0%

*	Certain of our packaged-tour revenues in 2003 were recorded on a gross basis. See “-Recognition of Packaged-tour Revenues.”

As we generally do not take ownership of the products and services being sold and act as agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues based on commissions earned rather than transaction value.

Because current Chinese laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China, we conduct part of our air-ticketing and packaged-tour businesses through our affiliated Chinese entities. Historically, we generated a small portion of our revenues from fees charged to these entities. See “— Affiliated Chinese Entities” for a description of our relationship with such entities.

Hotel Reservation. Revenues from our hotel reservation business have been our primary source of revenue since our inception. In 2001, 2002 and 2003, revenues from our hotel reservation business accounted for RMB43.4 million, RMB96.8 million and RMB153.4 million (US$18.5 million), respectively, or 93.5%, 91.9% and 84.0%, respectively, of our revenues.

We derive our hotel reservation revenues through commissions from hotels, primarily based on the room rates paid by our customers. We recognize revenue when we receive confirmation from a hotel that a customer who booked the hotel through us has checked into the hotel. While we generally agree in advance on fixed commissions with a particular hotel, we also enter into a commission arrangement with many of our hotel suppliers that we refer to as the “ratchet system.” Under the ratchet system, our commission per room night for a given hotel increases for the month if we sell in excess of a pre-agreed number of room nights with such hotel within the month. We believe that absent extraordinary events such as SARS, revenue from our hotel reservation business will continue to experience substantial growth on an annual basis in the near future.

Air-Ticketing. Since early 2002, the air-ticketing business has been growing rapidly. In 2001, 2002 and 2003, revenues from the air-ticketing business accounted for RMB1.8 million, RMB5.6 million and RMB20.3 million (US$2.5 million), respectively, or 4.0%, 5.3% and 11.1%, respectively, of our revenues.

We conduct our air-ticketing business through Beijing Chenhao, Shanghai Huacheng and Guangzhou Guangcheng, all of which are our affiliated entities, as well as a network of independent air-ticketing service companies. Currently, we recognize revenue when a ticket is issued and delivered by Beijing Chenhao, Shanghai Huacheng and Guangzhou Guangcheng. Prior to July 1, 2003, when we charged Beijing Chenhao and Shanghai Huacheng in accordance with our contractual arrangements with them, we recognized the amount of such charge as revenue from our air-ticketing business. We receive a higher commission per ticket from some airlines if the volume of tickets we sell for such airline reaches certain performance targets. In addition, since the commission per ticket for international flights is generally higher than that for domestic flights in China, we intend to sell more tickets for international flights.

Packaged-tour. We conduct our packaged-tour business mainly through Shanghai Huacheng and Shanghai Charming, an entity we acquired in the fourth quarter of 2003. Currently, we generally recognize revenue when the packaged-tour service is rendered. Prior to July 1, 2003, however, when we charged Shanghai Huacheng in accordance with our contractual arrangements with it, we recognized the amount of such charge as revenue from our packaged-tour business. We expect that our revenues from the packaged-tour business will grow as a result of our increased promotion of packaged-tour products.

Other Businesses. Our other business lines comprise advertising services and sales of our VIP membership cards. We place our customers’ advertisements on our websites and in our introductory brochures. We sell VIP membership cards that allow cardholders to receive discounts from some restaurants, clubs and bars and certain priority in receiving our services. We currently conduct the advertising business through Ctrip Commerce, and we recognize revenue when Ctrip Commerce renders advertising services. Prior to July 1, 2003, however, we recognized our advertising revenue when we charged Ctrip Commerce in accordance with our contractual arrangements with it. We recognize revenue from sales of our VIP membership cards when they are sold to customers. We expect that revenues from these other businesses will continue to contribute an insignificant percentage of our revenues in the near future.

Cost of Services

Cost of services are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation, telecommunication expenses and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 43.1%, 57.0% and 56.9% of our cost of services in 2001, 2002 and 2003, respectively. Telecommunication expenses accounted for 42.3%, 30.5% and 24.7% of our cost of services in 2001, 2002 and 2003, respectively.

Cost of services accounted for 18.1%, 13.7% and 14.8% of our net revenues in 2001, 2002 and 2003, respectively. We believe our relatively low ratio of cost of services to revenues is primarily due to competitive labor costs in China and relatively high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. We believe our cost of services will continue to account for a relatively small percentage of our net revenues for the foreseeable future.

Operating Expenses. Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses and share-based compensation.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and electronic confirmation system, as well as expenses we incur to develop, maintain and monitor our transaction and service platform, including our travel booking system. In the past, we incurred relatively high product development costs as a percentage of net revenues to develop the supplier network and infrastructure necessary to support our business. As we have established the platform that we believe can keep up with the expected growth in our transaction volume without substantial incremental costs for redesign, we do not expect that our product development expenses will increase significantly as a percentage of net revenues for the foreseeable future.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, commissions for our marketing partners for referring customers to us, production costs of marketing materials and membership cards and expenses associated with our membership reward program. Our sales and marketing expenses as a percentage of net revenues have declined due to our more effective and focused marketing efforts. As we continue to pursue our targeted marketing strategy, we expect that our sales and marketing expenses will remain relatively steady as a percentage of net revenues for the foreseeable future.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, as well as administrative office expenses. General and administrative expenses as a percentage of net revenues have decreased. Given our expected increase in revenues, we do not expect our general and administrative expenses to increase substantially as a percentage of our net revenues.

Share-based compensation is the difference, if any, between the estimated fair value of our ordinary shares and the amount an employee is required to pay to acquire the shares, as determined on the date the share option is granted. We amortize share-based compensation and charge it to expense over the three-year vesting period of the underlying options. We do not believe that future compensation expense related to these options will have a material impact on our consolidated financial statements under the current accounting method.

Income Taxes. Companies in China are generally subject to a 30% state enterprise income tax and a 3% local income tax. Both of our subsidiaries in China are entitled to a reduced 15% state enterprise income tax rate for the year 2003, because Ctrip Computer Technology was classified as a “new high-technology enterprise” and Ctrip Travel Information was incorporated in Pudong New District, Shanghai.

Financial Subsidies. In 2002 and 2003, our subsidiaries in China received business tax rebates in the form of financial subsidies from the government authorities in Shanghai in the amount of RMB783,900 and RMB3,065,500 (US$370,377), respectively, which we recorded as other income. We cannot assure you, however, that our subsidiaries will continue to receive such business tax rebates or other financial subsidies in the future.

Accretion for Series B Preferred Shares. Prior to September 4, 2003, holders of our Series B mandatorily redeemable convertible preferred shares, or Series B preferred shares, had the right to request that we redeem all of their Series B preferred shares at US$3.13334 per share plus any declared but unpaid dividends commencing November 2005. Accordingly, the Series B preferred shares have been accreted to the estimated redemption value through periodic charges to accumulated deficit or additional paid-in-capital, as appropriate. Charges with respect to our Series B preferred shares totaled RMB14.3 million, RMB16.5 million and RMB12.4 million (US$1.5 million) for 2001, 2002 and 2003, respectively.

Holders of our Series B preferred shares have agreed to extinguish their redemption right effective as of September 4, 2003. Therefore, we have not incurred any additional accretion for Series B preferred shares since September 4, 2003.

Seasonality in the Travel Industry. The travel industry is generally characterized by seasonal fluctuations. To date, the third quarter of each year generally contributes the highest portion of our annual net revenues, mainly because it coincides with the peak business and leisure travel season. The first quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to less business activity and the Chinese new year holiday.

Individual travelers tend to curtail travel due to trends or events that include the outbreak of serious contagious diseases such as SARS, increased occurrence of travel-related accidents, bad weather or natural disasters, general economic downturns and increased prices in the hotel, airline or other travel-related industries. During the period from March 2003 through June 2003, several economies in Asia, including Hong Kong and China, were severely affected by the outbreak of SARS. As a result, our business and operating results were adversely affected.

Affiliated Chinese Entities

Due to the current restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China, we conduct part of our non-hotel reservation businesses through our affiliated Chinese entities. We have entered into consulting and service agreements with each of these entities whereby we provide technical support and other services to them in exchange for service fees from them. In addition, we have also entered into other agreements with them designed to give us control over their operations and secure payment of service fees from them, including share pledge agreements, powers of attorney and operating agreements. Pursuant to the share pledge agreements, Qi Ji, Min Fan and Alex Nanyan Zheng pledge their respective equity interests in our affiliated entities as a guarantee for the payment by these entities of service fees to us. As a result, in the event that any of our affiliated entities breaches any of its obligations under the service agreement with us, we are entitled to (i) sell the equity interests held by Qi Ji, Min Fan and/or Alex Nanyan Zheng, as the case may be, and retain the proceeds from such sale, or (ii) require any of them to transfer his equity interest without consideration to the Chinese citizen(s) designated by us. In addition, Qi Ji, Min Fan and Alex Nanyan Zheng have each executed an irrevocable power of attorney to appoint our President and Chief Financial Officer, Neil Nanpeng Shen, as attorney-in-fact to vote on all matters on which shareholders of our affiliated entities are entitled to vote, including matters relating to the appointment of the chief executive officers of our affiliated entities. Furthermore, pursuant to the operating agreements, our affiliated entities and their shareholders have agreed not to enter into any transaction that would affect the assets, obligations, rights or operations of such entities without our prior written consent. They also agree to accept our guidance with respect to their day-to-day operations, financial management systems and the appointment and dismissal of key employees. Through these arrangements, we have been able to effectively control the management and operations of our affiliated entities.

We hold no ownership interest in any of our affiliated entities. The ultimate principal shareholders of Beijing Chenhao, Ctrip Commerce, Shanghai Huacheng, Guangzhou Guangcheng, Shenzhen Shencheng and Shanghai Charming are Qi Ji, who is our co-founder and director, Min Fan, who is our co-founder and Executive Vice President, and Alex Nanyan Zheng, who is our Vice President. Qi Ji and Min Fan own 80% and 20%, respectively, of Beijing Chenhao. Qi Ji and Min Fan own 16.72% and 83.28%, respectively, of Ctrip Commerce, and Ctrip Commerce owns 90% of Shanghai Huacheng. Min Fan and Alex Nanyan Zheng own 90% and 10%, respectively, of Guangzhou Guangcheng as well as Shenzhen Shencheng. Min Fan owns 66% of Shanghai Charming. We have made loans to Qi Ji, Min Fan and Alex Nanyan Zheng solely in connection with the capitalization or acquisition of our affiliated entities.

Prior to July 1, 2003, we did not consolidate the financial results of Beijing Chenhao and Shanghai Huacheng. Instead, according to the service agreements then in effect, we earned part of our air-ticketing and packaged-tour revenues from Beijing Chenhao and Shanghai Huacheng by charging fees for services we rendered to them, including consulting, technology, administrative, marketing and other services. We issued invoices to Beijing Chenhao and Shanghai Huacheng on a monthly basis based on the amount of service fees determined in our sole discretion. We recognized our air-ticketing or packaged-tour revenue when we performed the services to the applicable entity. Historically, we generated less than 5% of our revenues from service fees charged to our affiliated entities. We have consolidated the results of operations attributable to Guangzhou Guangcheng in our financial statements since April 28, 2003, the date on which Guangzhou Guangcheng was established. Since July 1, 2003, as required by Statement of Financial Accounting Standards Interpretation No. 46, a new accounting standard, we began to consolidate the financial results of all of our affiliated Chinese entities. See “— Recent Accounting Pronouncements.” As a result of this change in accounting policy, our results of operations attributable to Beijing Chenhao and Shanghai Huacheng are not reflected in our results of operations for the first six months in 2003 on the same basis as our results of operations for the same period in 2002. We believe, however, that the application of this change in accounting policy is not material to our financial statements.

Recognition of Packaged-tour Revenues

We conduct our packaged-tour business through Shanghai Huacheng and Shanghai Charming, an entity which we acquired in the fourth quarter of 2003. Shanghai Huacheng and Shanghai Charming receive referral fees from travel service providers for packaged-tour products and services sold through our transaction and service platform. Referral fees are recognized as net revenues after the packaged-tour service are rendered. Shanghai Huacheng and Shanghai Charming also, from time to time, act as principal in connection with the packaged-tour services provided by them. When Shanghai Huacheng and Shanghai Charming act as principal, they recognize gross amounts received from customers as revenues after the packaged-tour services are rendered.

Critical Accounting Policies

We prepare financial statements in conformity with U.S. GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment.

Revenue Recognition. We describe our revenue recognition policies in Note 2l to our consolidated financial statements. In considering Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” and Emerging Issues Task Force 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent,” we believe that our policies for revenue recognition and presentation of statement of operations are appropriate. The factors we have considered include whether we are able to achieve the pre-determined specific performance targets by travel suppliers for recognition of the incentive commissions in addition to the fixed-rate and our risk of loss due to obligations for cancelled hotel and airline ticket reservations. As we operate primarily as agent to the travel suppliers and our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimum, we recognize commissions on a net basis.

Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. Statement of Financial Accounting Standards No. 142 provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For each of 2001, 2002 and 2003, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Customer Reward Program. We have a customer reward program as described in Note 2k to our consolidated financial statements included elsewhere in this annual report. Provisions of the customer reward program allow customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize a liability and corresponding expense for the related future obligations. As of December 31, 2001 and 2002 and 2003, our provisions for the customer reward program were RMB911,526, RMB2,297,403 and RMB4,708,670 (US$568,907), respectively. We estimate our liabilities under our customer reward program based on accumulated membership points and our estimate of probability of redemption. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense. If our estimate of the probability of redemption increases by 10%, the obligation related to our customer reward program would increase by approximately RMB470,000 (US$56,786).

Share-Based Compensation. We have share option plans to grant stock options to officers, directors, and employees of our company. We account for these plans under Accounting Principles Board Opinion No. 25, the intrinsic value approach, with the required disclosures under the related accounting guidance described in Note 2p to our consolidated financial statements included elsewhere in this annual report. For 2001, 2002 and 2003, we recognized share-based compensation under the share option plans in the amounts of RMB21,950, RMB462,140 and RMB1,583,409 million (US$191,309), respectively. While we believe that the share-based compensation we recognized for the plans under Accounting Principles Board Opinion No. 25 is appropriate, changes in our assumptions, including estimated fair value of our ordinary shares, will result in an adjustment to our deferred share-based compensation and the corresponding share-based compensation.

Loans to Directors and Officers. We make certain long-term loans to a director and two senior executives of our company for the purpose of establishing and/or acquiring several affiliated Chinese entities, which are used to facilitate our air-ticketing, packaged-tour, Internet content provision and advertising services, where foreign ownership is restricted. To the extent losses are incurred by these affiliated entities, we accrue for such losses by recording valuation allowances against the long-term loans to the director and senior executives. For 2001, 2002 and 2003 we did not record any valuation allowances for losses incurred by our affiliated Chinese entities. To the extent that the Chinese regulations change or the business conditions of these affiliated entities deteriorate, valuation allowances may be required. For more information about these loans, see “Major Shareholders and Related Party Transactions.”

Deferred Tax Valuation Allowances. We have not recorded any valuation allowances to reduce our deferred tax assets, as we believe that our deferred tax asset amounts are more than likely to be realized based on our estimate of future taxable income and prudent and feasible tax planning strategies. As of December 31 2001, 2002 and 2003, we recorded deferred tax assets of RMB9,837,979, RMB593,143 and RMB541,300 (US$65,400), respectively. In 2002, we utilized deferred tax assets of RMB9,244,836, accumulated from our operations during prior years, primarily relating to net operating losses carry-forwards. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in RMB and as a percentage of net revenues.

	Year Ended December 31,
	2001		2002		2003
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)%
Revenues:
Hotel reservation	43,380	98.6	96,763	96.7	153,388	88.6
Airline ticketing	1,832	4.2	5,600	5.6	20,323	11.7
Packaged - tour*	595	1.4	432	0.4	4,789	2.8
Others	576	1.3	2,518	2.5	4,178	2.4
Less: Business tax and related surcharges	(2,399)	(5.5)	(5,264)	(5.2)	(9,532)	(5.5)

Net revenues	43,984	100.0	100,049	100.0	173,146	100.0

Cost of services	(7,940)	(18.1)	(13,673)	(13.7)	(25,654)	(14.8)

Gross profit	36,044	81.9	86,376	86.3	147,492	85.2
Operating expenses:
Product development	(7,759)	(17.6)	(13,365)	(13.4)	(20,684)	(11.9)
Sales and marketing	(30,360)	(69.0)	(32,309)	(32.2)	(47,571)	(27.5)
General and administrative	(14,814)	(33.7)	(15,702)	(15.7)	(19,191)	(11.1)
Share-based compensation	(22)	(0.1)	(462)	(0.5)	(1,583)	(0.9)
Amortization of goodwill and other intangible assets	(1,807)	(4.1)	(353)	(0.3)	(388)	(0.2)
Other expenses incurred for joint venture companies	(934)	(2.1)	(915)	(0.9)	—	—

Total operating expenses	(55,696)	(126.6)	(63,106)	(63.0)	(89,417)	(51.6)

Income (Loss) from operations	(19,652)	(44.7)	23,270	23.3	58,075	33.6

Interest income	2,191	5.0	319	0.3	401	0.2
Interest expense on short-term bank loan	(62)	(0.1)	(41)	(0.0)	—	—
Other income (expense)	(80)	(0.2)	1,015	1.0	5,093	2.9

Income (Loss) before income tax benefit (expense), minority interests and share of loss in joint venture companies	(17,603)	(40.0)	24,563	24.6	63,569	36.7

Income tax benefit (expense)	2,342	5.3	(10,043)	(10.0)	(10,249)	(5.9)
Minority interests	—	—	71	0.0	(79)	(0.0)
Share of income (loss) of joint venture companies	—	—	(398)	(0.4)	573	0.3

Net income (loss) for the period	(15,261)	(34.7)	14,193	14.2	53,814	31.1

*	Certain of our packaged-tour revenues in 2003 were booked on a gross basis. See “-Recognition of Packaged-tour Revenues.”

2003 compared to 2002

Revenues

We had revenues of RMB182.7 million (US$22.1 million) in 2003, an increase of 73.5% over RMB105.3 million in 2002. This revenue growth was principally driven by the substantial volume growth in hotel room nights booked and air tickets sold in 2003.

Hotel Reservation. Revenues from our hotel reservation business increased by 58.5% to RMB153.4 million (US$18.5 million) in 2003 from RMB96.8 million in 2002, primarily as a result of the continued rapid growth in our hotel room nights sales volume. The total number of hotel room nights booked in 2003 was 2.4 million, compared to 1.6 million in 2002. The average commission rate per room night in 2003 was RMB63 (US$7.6), marginally higher than RMB62 in 2002.

Air Ticketing. Revenues from our air ticketing business increased substantially by 262.9% to RMB20.3 million (US$2.5 million) in 2003 from RMB5.6 million in 2002, primarily due to strong growth of air tickets sales volume as we expand our air ticketing capabilities significantly and an increase in the average commission per air ticket sold between these two years. The total number of air tickets sold in 2003 was about 600,000, compared to about 80,000 in 2002. The average commission per air ticket sold was RMB32 (US$3.9), compared to RMB28 in 2002.

Packaged-tour. Packaged-tour revenues increased substantially from RMB0.4 million in 2002 to RMB4.8 million (US$578,579) in 2003 as we started to make inroads into the packaged-tour business and some of the packaged-tour revenues in 2003 in the amount of RMB 3.9 million (US$473,412) were booked on a gross basis as a result of our packaged-tour services provided by Shanghai Charming and Shanghai Huacheng in 2003. See “—Recognition of Packaged-tour Revenues.”

Other businesses. Revenues from other businesses increased by 66.0% from RMB2.5 million in 2002 to RMB4.2 million (US$504,841) in 2003, primarily due to the increased sales of our advertising services and VIP membership cards in 2003.

Net Revenues

Our net revenues increased from RMB100.0 million in 2002 to RMB173.1 million (US$20.9 million) in 2003 as a result of our increased revenues in all of our business lines, partially offset by the resulting increase in business tax and related surcharges.

Cost of Services

Cost of services in 2003 increased by 87.6% to RMB25.7 million (US$3.1 million) from RMB13.7 million in 2002. This increase was primarily attributable to the hiring of additional customer service representatives and increased telecommunication expenses resulting from the overall expansion of our hotel reservation and air ticketing businesses.

Operating Expenses

Operating expenses in 2003 increased by 41.7% to RMB89.4 million (US$10.8 million) from RMB63.1 million in 2002, primarily due to a significant increase in product development expenses as well as sales and marketing expenses. However, operating expenses as a percentage of net revenues decreased from 63.0% in 2002 to 51.6% in 2003 as a result of our scalable and profitable business platform. This business platform provides us with a high degree of operational leverage, which enhances our profitability and makes us more resilient in managing industry downturns. Even during the SARS period in the second quarter of 2003, despite revenues being down by 42% from the first quarter of 2003, we still managed to have almost breakeven operating income.

Product Development. Product development expenses increased by 54.8% to RMB20.7 million (US$2.5 million) in 2003 from RMB13.4 million in 2002, primarily due to the hiring of additional staff to expand our travel supplier network.

Sales and Marketing. Sales and marketing expenses increased by 47.2% to RMB47.6 million (US$5.7 million) in 2003 from RMB32.3 million in 2002, primarily because of increased expenses in connection with our increased salary and benefit expenses for sales and marketing staff, our customer reward program, production of marketing material, as well as commission expenses paid to our business partners.

General and Administrative. General and administrative expenses increased by 22.2% to RMB19.2 million (US$2.3 million) in 2003 from RMB15.7 million in 2002, primarily due to increased salary and benefits associated with hiring of additional general and administrative staff.

Share-based compensation. Share-based compensation increased substantially to RMB1.6 million (US$191,309) in 2003 from RMB0.5 million in 2002, due to the issuance of additional stock options in 2003.

Amortization of Goodwill and Other Intangible Assets. Amortization expenses increased by 9.9% to RMB0.39 million (US$46,898) in 2003 from RMB0.35 million in 2002. This increase was mainly due to amortization expenses of intangible assets in connection with our acquisition of Shanghai Charming in 2003.

Other Expenses Incurred for Joint Venture Companies. We incurred no expenses for joint venture companies in 2003, but incurred expenses of RMB915,056 in 2002. This was because Home Inns began to bear its own expenses after its establishment in the second half of 2002.

Interest Income and Expenses. Interest income increased to RMB400,557 (US$48,396) in 2003 from RMB319,230 in 2002 because of the increase in our bank deposits. We incurred no interest expenses in 2003 as we did not have any bank loan in 2003.

Other Income. Other income increased substantially to RMB5.1 million (US$615,366) in 2003 from RMB1.0 million in 2002, because we received more financial subsidies including certain special subsidies granted for entities impacted by SARS from the government authorities in Shanghai in 2003.

Income Tax Expense. Income tax expense was RMB10.2 million (US$1.2 million) in 2003, which was nearly unchanged from 2002, primarily because Ctrip Computer Technology received approval from the relevant government authorities in Shanghai to enjoy a preferential EIT rate of 15% for 2003. Ctrip Travel Information, which was established in early 2003, is also entitled to a preferential EIT rate of 15%.

Net Income

Net income increased by 279.1% to RMB53.8 million (US$6.5 million) in 2003 from RMB14.2 million in 2002, primarily due to an increase in income from operations, supplemented by a more favorable EIT rate in 2003.

2002 Compared to 2001

Revenues

We had revenues of RMB105.3 million in 2002, an increase of 127.1% over RMB46.4 million in 2001. This revenue growth was principally the result of the expansion of our hotel reservation business, supplemented by the growth in our air-ticketing business.

Hotel Reservation. Revenues from our hotel reservation business increased substantially by 123.1% to RMB96.8 million in 2002 from RMB43.4 million in 2001, primarily as a result of the continued rapid increase in our hotel room sales volume and the “ratchet system” commission arrangement with many of our hotel suppliers.

Air-ticketing. Revenues from our air-ticketing business increased substantially by 205.7% to RMB5.6 million in 2002 from RMB1.8 million in 2001, primarily due to our efforts to expand the customer base for our air-ticketing business in 2002, including the enhancement of our fulfillment channel under various service agreements with third parties and Beijing Chenhao, and the acquisition of the air-ticketing business of Beijing Hai’an Air-ticketing Service Company Ltd.

Packaged-tour. Packaged-tour revenues decreased by 27.3% to RMB432,295 in 2002 compared to RMB594,802 in 2001, primarily because of our decision to reduce the amount of consulting fees that we charged to Shanghai Huacheng to enable Shanghai Huacheng to fund its operating requirements.

Other Businesses. Revenues from our other businesses increased substantially to RMB2,517,316 in 2002 from RMB576,075 in 2001, primarily due to the increased sales of our advertising services and VIP membership cards in 2002.

Net Revenues. Our net revenues increased from RMB44.0 million in 2001 to RMB100.0 million in 2002 as a result of our increased revenues, partially offset by the resulting increase in business tax and related surcharges over the same periods.

Cost of Services

Cost of services in 2002 increased by 72.2% to RMB13.7 million from RMB7.9 million in 2001. The increase in our cost of services was primarily attributable to the hiring of additional customer service representatives as well as increased telecommunication expenses resulting from the overall expansion of our hotel reservation and air-ticketing businesses.

Operating Expenses

Operating expenses in 2002 increased to RMB63.1 million, or 13.3% over RMB55.7 million in 2001, primarily due to a significant increase in product development expenses and a slight increase in sales and marketing expenses, partially offset by amortization of goodwill and other intangible assets. Operating expenses as a percentage of net revenues decreased to 63.0% in 2002 from 126.6% in 2001, because our revenues increased substantially while our established transaction and service platform was able to keep up with the increased transaction volume without the need to incur expenses at a rate similar to our revenue growth.

Product Development. Product development expenses increased by 72.2% to RMB13.4 million in 2002 from RMB7.8 million in 2001, primarily due to the hiring of additional staff to expand our travel supplier network and additional technical support staff and the related increase in office expenses.

Sales and Marketing. Sales and marketing expenses increased by 6.4% to RMB32.3 million in 2002 from RMB30.4 million in 2001, primarily due to increased commission payments to our marketing partners that referred customers to us, increased expenses in connection with our customer reward program and the installation of additional marketing counters at airports. The increase was offset in part by a decrease in compensation to sales and marketing personnel resulting from changes in our compensation structure.

General and Administrative. General and administrative expenses increased by 6.0% to RMB15.7 million in 2002 from RMB14.8 million in 2001.

Share-Based Compensation. Share-based compensation expenses increased substantially to RMB462,140 in 2002 from RMB21,950 in 2001, due to the issuance of additional share options under our 2000 stock option plan.

Amortization of Goodwill and Other Intangible Assets. Amortization expenses decreased by 80.4% from RMB1.8 million in 2001 to RMB353,241 in 2002, because we did not recognize in 2002 any further amortization expenses on goodwill arising from the 2000 acquisition of Beijing Modern Express, following the adoption in 2002 of a new accounting policy, and because the marketing agreement that we acquired from Beijing Modern Express was fully amortized in 2001.

Other Expenses Incurred for Joint Venture Companies. Other expenses, mainly consisting of payroll compensation and related expenses incurred for joint venture companies, remained stable at RMB915,056 in 2002.

Interest Income and Expenses. Interest income decreased by 85.4% from RMB2.2 million in 2001 to RMB319,230 in 2002, primarily due to a significant reduction in the interest rate for our bank deposits. Interest expenses decreased to RMB41,261 in 2002 from RMB62,058 in 2001, because we repaid our short-term RMB bank loan in early 2002.

Other Income (Expense). Other income increased substantially to RMB1.0 million in 2002 from other expenses of RMB79,858 in 2001, principally because we received financial subsidies of RMB783,900 from a government authority in Shanghai in 2002.

Income Tax Benefit (Expense). Income tax expense substantially increased to RMB10.0 million in 2002 compared to income tax benefit of RMB2.3 million in 2001, primarily because we started to generate taxable income in 2002.

Net Income (Loss)

Net income increased to RMB14.2 million in 2002 compared to a net loss of RMB15.3 million in 2001, as a result of the cumulative effect of the above factors.

B.	Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	Year ended December 31,
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	(19,891)	23,427	74,143	8,958

Net cash provided by (used in) investing activities	(30,593)	3,427	(12,188)	(1,473)

Net cash provided by (used in) financing activities	4,000	(30,425)	369,609	44,657

Net increase (decrease) in cash and cash equivalents	(46,444)	(3,532)	433,038	52,320

Cash and cash equivalents at beginning of year	88,908	42,464	38,931	4,704

Cash and cash equivalents at end of year	42,464	38,931	471,969	57,024

Net cash provided by operating activities was RMB74.1 million (US$9.0 million) in 2003, compared to RMB23.4 million in 2002. Net cash provided by operating activities was RMB23.4 million in 2002 compared to net cash used in operating activities of RMB19.9 million in 2001. We began to have positive cash flow in the second quarter of 2002. The increase in our net revenue resulting from our increased transaction volume, coupled with the low-cost structure of our operations and high utilization rate of our transaction and service platform, primarily contributed to our positive net cash position.

Net cash used in investing activities amounted to RMB12.2 million (US$1.5 million) in 2003, compared to net cash provided by investing activities of RMB3.4 million in 2002. This change was mainly due to the expiration of our short-term time deposit in 2002. Net cash provided by investing activities amounted to RMB3.4 million in 2002, compared to net cash used in investing activities of RMB30.6 million in 2001, principally due to our investment in a short-term time deposit of RMB24.8 million in 2001 and the subsequent expiration in 2002, the purchase of the air-ticketing business of Beijing Hai’an Air-ticketing Service Company Ltd. of RMB2.6 million (US$0.3 million) and part of our premises in Shanghai of RMB7.2 million (US$0.9 million) as well as the investment of RMB5.5 million (US$0.7 million) in Home Inns Beijing in 2002.

Net cash provided by financing activities amounted to RMB369.6 million (US$44.7 million) in 2003, compared to net cash used in financing activities of RMB30.4 million in 2002, primarily due to the net proceeds from our initial public offering in December 2003 of RMB368.7 million (US$44.5 million). Net cash used in financing activities was RMB30.4 million (US$3.7 million) in 2002, compared to net cash provided by financing activities of RMB4.0 million in 2001. This change was due to our payment of cash dividends in the amount RMB27.3 million in 2002 and entering into our RMB4.0 million short-term bank loan in 2001.

Capital Resources. We have financed our capital expenditure requirements with cash flows from operations and through the sale of our Series A preferred shares and Series B preferred shares and our initial public offering in 2003.

We made capital expenditures of RMB5.8 million, RMB13.2 million and RMB9.4 million (US$1.1 million) 2001, 2002 and 2003, respectively, and expect to make capital expenditures totaling approximately RMB16.0 million (US$1.9 million) for 2004. The capital expenditures in the past principally consisted of purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure. In addition, we spent RMB7.2 million in 2002 to purchase part of our premises in Shanghai. We expect our capital expenditures in 2004 to primarily consist of purchases of additional information technology-related equipment and software. In addition, we are considering building new premises in Shanghai to host our customer service center and principal executive and administrative offices. It is uncertain when we will be able to identify a suitable location and how much it would cost us to build the new premises. Therefore, our estimated capital expenditure for 2004 included in this annual report does not include any expenditures that may be incurred in connection with the purchase of the land and the construction of our future new premises.

As of December 31, 2003, our primary source of liquidity was RMB472.0 million (US$57.0 million) of cash. In 2001, we borrowed a RMB4.0 million short-term bank loan with an annual interest rate of 6.138%. We repaid this loan in its entirety in early 2002. We have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

C.	Research and Development

Our research and development efforts consist of continuing to develop our proprietary technology as well as incorporating new technologies from third parties. We intend to continue to upgrade our proprietary booking, customer relationship management and yield management software to keep up with the continued growth in our transaction volume and the rapidly evolving technological conditions. We will also seek to continue to enhance our electronic confirmation system and promote such system with more hotel suppliers, as we believe that the electronic confirmation system is a cost-effective and convenient way for hotels to interface with us. In addition, we have utilized and will continue to utilize the products and services of third parties to support our technology platform.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2001 to December 31, 2003 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.	Contractual Obligations

We have entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases. The following sets forth our commitments under operating leases as of December 31, 2003:

	Office Premises	Equipment and Others	Total
	(in RMB)
Less than 1 year	2,740,119	6,204,669	8,944,788
1 – 3 years	784,023	11,800	795,823
3 – 5 years	—	—	—
More than 5 years	—	—	—

Other than the leasing obligations set forth above, we do not have any long-term commitments.

G.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is minimal.

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses, including rent for our Hong Kong office and salaries of employees located in Hong Kong, are denominated in foreign currencies while almost all of our revenue is denominated in RMB. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. Our exposure to foreign exchange risks is minimal and immaterial.

H.	Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” This statement amends Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for companies that voluntarily change to a fair value-based method of accounting for share-based employee compensation. This statement also amends the disclosure provisions of Statement of Financial Accounting Standards No. 123. The provisions of Statement of Financial Accounting Standards No. 148 are effective for fiscal years ending after December 15, 2002. We have elected to continue to account for share-based compensation under the provisions of APB 25 and have followed the disclosure requirements under Statement of Financial Accounting Standards No. 148.

In November 2002, the Financial Accounting Standards Board issued Financial Accounting Standards Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.” Statement of Financial Accounting Standards Interpretation No. 45 requires the recognition of a liability for certain guarantee obligations issued or modified after December 31, 2002. This statement also clarifies disclosure requirements to be made by a guarantor for certain guarantees. The disclosure provisions of Statement of Financial Accounting Standards Interpretation No. 45 are effective for interim periods and fiscal years ending after December 15, 2002. The adoption of this statement did not have a material effect on our financial position or results of operations.

In January 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” This statement requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Statement of Financial Accounting Standards Interpretation No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, this statement must be adopted for the first interim or annual period beginning after June 15, 2003. The financial statements of Guangzhou Guangcheng, an affiliated Chinese entity established on April 28, 2003, were consolidated into our financial statements on the date of establishment, while the financial statements of Ctrip Commerce, Shanghai Huacheng and Beijing Chenhao, all of which were established prior to January 31, 2003, was consolidated into our financial statements starting the third quarter of 2003. The adoption of Statement of Financial Accounting Standards Interpretation No. 46 did not have a significant impact on the presentation of our historical financial statements as of December 31, 2001, 2002 and 2003 and for the years then ended.

In June 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of Statement of Financial Accounting Standards No. 149 should be applied prospectively. The adoption of this statement did not have a material effect on our financial position or results of operations.

In June 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of this statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on our financial position or results of operations.

In March 2004, the EITF reached a consensus on Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-06”). EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common share that entitle the holder to participate in dividends and earnings of the company. Additionally, EITF No. 03-06 provides guidance on what constitute a participating security and requires the application of the two-class method in determining earnings per share. EITF No. 03-06 is effective for the quarter ending June 30, 2004. Upon adoption, prior period earnings per share amounts should be restated to conform to the consensuses to ensure comparability year over year. Upon the adoption of this EITF, the basic and diluted earnings per share would be reduced up to RMB 0.18 and RMB 0.12 per ordinary share. The adoption of EITF No. 03-06 will not have any impact on the calculation of earnings per share for periods after the Company’s initial public offering in December 2003.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The names of our current directors and executive officers, their ages as of March 31, 2004 and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	34	Co-founder; Chairman of the Board; Chief Executive Officer
Neil Nanpeng Shen	36	Co-founder; President; Chief Financial Officer; Director
Gabriel Li(1)(2)	36	Deputy Chairman of the Board
JP Gan(1)(3)	32	Director
Suyang Zhang(2)(4)	45	Director
Qi Ji	37	Co-founder; Director
Robert Stein(1)(2)	42	Director
Min Fan	39	Co-founder; Executive Vice President
Victor Shengli Wang	49	Vice President
Alex Nanyan Zheng	35	Vice President
Han Ding	36	Vice President
Jianmin Zhu	35	Vice President

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Appointed by Carlyle Asia Venture Partners I, L.P. and CIPA Co-Investment, L.P., collectively.

(4)	Appointed by IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP.

The address of each of our executive officers and directors is c/o 3F, Building 63-64, No. 421 Hong Cao Road, Shanghai 200233, People’s Republic of China.

The foregoing directors will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

James Jianzhang Liang is one of the co-founders of our company. Mr. Liang has served as Chief Executive Officer since 2000 and a member of our board of directors since our inception. He has been Chairman of our board since August 2003. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the board of Home Inns. Mr. Liang received his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

Neil Nanpeng Shen is one of the co-founders of our company. Mr. Shen has served as Chief Financial Officer since 2000 and executive director since our inception. He became President of our company in August 2003. Prior to founding Ctrip, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. He was a director at Deutsche Bank Hong Kong where he worked from 1996 to 1999. Prior to 1996, he had worked at Chemical Bank, Lehman Brothers and Citibank in various investment banking areas. Mr. Shen is currently Deputy Chairman of Home Inns. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.

Gabriel Li has served at different times on our board of directors since 2000. Mr. Li has been Deputy Chairman of our board since August 2003. Mr. Li is a managing director of Orchid Asia Management Co., LLC. Mr. Li was a managing director of The Carlyle Group from December 2002 to October 2003. Prior to rejoining The Carlyle Group, he was a managing director of Robertson Stephens Private Equity Growth in San Francisco in 2002. Prior to that, Mr. Li had worked as a director at The Carlyle Group from 2000 to 2002, a partner at Orchid Asia Holdings, LLC from 1997 to 2000 and an associate at McKinsey & Co. in Hong Kong and Los Angeles from 1994 to 1997. Mr. Li graduated summa cum laude from the University of California at Berkeley and received his Masters of Science from the Massachusetts Institute of Technology and Masters of Business Administration from the Stanford Business School.

JP Gan has served as our director since 2002. Mr. Gan is a Vice President of The Carlyle Group responsible for venture investment activities in the Greater China region. Prior to joining The Carlyle Group in 2000, Mr. Gan worked at the investment banking division at Merrill Lynch, in Hong Kong from 1999 to 2000 and the then Price Waterhouse in the United States from 1994 to 1997. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Graduate School of Business and his Bachelor of Business Administration from the University of Iowa. He is a Certified Public Accountant in the United States.

Suyang Zhang has served as our director since December 1999. Mr. Zhang is currently a Vice President of IDG Technology Venture Investment Inc., where he has worked since 1996, and General Manager of Shanghai Pacific Technology Venture Fund Co., Ltd., where he has worked since 1994. Mr. Zhang has led his firms’ investments in a number of high-tech projects in the areas of electronics, telecommunications and software in recent years. He previously served as a Division Manager of Shanghai Bell, Deputy Director of Shanghai Telephone Equipment Manufacturing Company, and General Manager of Shanghai Vantone Industrial Co. Ltd. He currently serves on the boards of several companies, including Home Inns and Baud Data Communications Co., Ltd. Mr. Zhang holds a Bachelor of Electronics Engineering from Shanghai University, an Executive Masters of Business Administration from China European International Business School.

Qi Ji is one of the co-founders of our company. He has served as our director since our inception. Mr. Ji has been the Chief Executive Officer of Home Inns since early 2002. He was the President of our company from 1999 to early 2002. Prior to founding Ctrip, he served as Chief Executive Officer of Shanghai Sunflower High-Tech Group which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. He received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

Robert Stein is the Chief Executive Officer and Chairman of Adelphi Capital Partners. Prior to establishing Adelphi, Mr. Stein was the Chief Executive Officer of Deutsche Bank Group Asia Pacific. He served on Deutsche Bank’s Global Institution Board from 1999 to 2000 and the Global Wealth Management Board from 2000 to 2002. Prior to joining Deutsche Bank, Mr. Stein worked for Merrill Lynch from 1985 to 1995, including as Head of Capital Markets, Asia and member of Merrill Lynch’s Global Debt and Equity Management Committee. Currently, Mr. Stein is a member of the Singapore Government’s Economic Review Committee as Chair of the Financial Services Working Group. Until October 2003, he was a director of the Singapore Stock Exchange. Mr. Stein holds a Bachelor’s degree in Philosophy and Biochemistry from Dartmouth College and a Master’s degree in International and Development Economics from University College, Oxford University.

Min Fan is one of the co-founders of our company. He has served as our Executive Vice President since 2000. Mr. Fan has more than 13 years of experience in travel-related industries. From 1997 to 2000, he was the Chief Executive Officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the Deputy General Manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

Victor Shengli Wang has served as our Vice President and the General Manager of our Beijing branch since 2000. In 1997, Mr. Wang co-founded Beijing Modern Express Business Travel Services Co. Ltd., which we acquired in October 2000. From 1991 to 1997, Mr. Wang was the head of the General Plan Division of China Lantian Industrial Company. He holds a Bachelor’s degree from Xian Electronics Science & Technology Institute.

Alex Nanyan Zheng has served as our Vice President since 2000 and currently is in charge of sales and marketing. From 1993 to 2000, Mr. Zheng was co-founder and Deputy General Manager of Guangzhou Wanxun (Armitage) Computer Software Limited, a hotel management information system provider in China. Previously, Mr. Zheng worked at the computer center of Guangdong Provincial Economic and Trade Commission. He obtained his Bachelor’s degree from Zhongshan University in China.

Han Ding has served as our Vice President in charge of our air-ticketing business since March 2002 and currently is also our General Manager in charge of our southern and southwestern China operations. Prior to joining us, Mr. Ding was Chief Executive Officer of Beijing Hai’an Air-ticketing Service Company, Ltd., which he founded in 1995. Previously, he was Secretary and director of the Hai’an Industry Group of Companies. Mr. Ding obtained his Master’s degree in Business Administration from the Huazhong University of Science and Technology in China and his Bachelor’s degree from Anhui Institute of Finance and Trade in China.

Jianmin Zhu has served as our Vice President and Head of Business Operations since 2003. Prior to joining us, he worked with several software and system integration companies, including Compaq and RPTI International Ltd. He was a Senior Consultant at Compaq from 1999 to 2000 and Technical Director of RPTI International Ltd. from 1995 to 1998. Mr. Zhu received his Bachelor’s degree from Shanghai Jiao Tong University.

B.	Compensation of Directors and Executive Officers

We paid an aggregate amount of compensation (inclusive of directors’ fees) during 2003 to our directors as a group equal to US$298,217, as well as options to purchase our ordinary shares as described below. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company.

In 2003, we paid an aggregate amount of cash compensation to our senior executive officers, James Jianzhang Liang, Neil Nanpeng Shen and Min Fan as a group equal to US$361,504. In addition, we granted options to purchase 240,000 of our ordinary shares to Neil Nanpeng Shen and Min Fan as described below. We also granted an option to purchase 230,000 of our ordinary shares to James Jianzhang Liang and such option has been exercised in full. The shares acquired by Mr. Liang through option exercise are subject to our right to repurchase upon termination of Mr. Liang’s employment during the three-year period after he exercised the option. We have entered into employment agreements with our senior executive officers, James Jianzhang Liang, Neil Nanpeng Shen and Min Fan. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2003 aggregate compensation amount.

Employee’s Stock Option Plans

Our board of directors has adopted two stock option plans, namely, the 2003 Employee’s Option Plan, or the 2003 Plan, and 2000 Employee’s Stock Option Plan, or the 2000 Plan. The terms of the 2003 Plan and the 2000 Plan are substantially similar. The purpose of the Plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business. Our board of directors believes that our company’s long term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

We have granted options to purchase our ordinary shares under the 2000 Plan to our employees, of which 1,020,760 options are outstanding. We will not issue any additional options under the 2000 Plan to our employees. The following table summarizes, as of March 31, 2004, the outstanding options granted under our 2000 Plan to Neil Nanpeng Shen, our President and Chief Financial Officer, and Qi Ji, a former senior executive officer, and to our other employees as a group since our board of directors adopted the 2000 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Neil Nanpeng Shen	144,000	0.7716	April 15, 2000	April 15, 2005
Qi Ji	129,600	0.7716	April 15, 2000	April 15, 2005
Other employees as a group	747,160	0.7716	April 15, 2000 to January 1, 2003	April 15, 2005 to January 1, 2010

Total	1,020,760

We have reserved an aggregate of 1,187,510 of our ordinary shares for issuance under the 2003 Plan, of which 743,440 options are issued and outstanding. The following table summarizes, as of March 31, 2004, the outstanding options granted under our 2003 Plan to several of our directors and senior executive officers named below, and to our other employees since our board of directors adopted the 2003 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Neil Nanpeng Shen	120,000	2.11	April 15, 2003	April 15, 2008
Min Fan	120,000	2.11	April 15, 2003	April 15, 2008
Gabriel Li	30,000	6.00	October 27, 2003	October 27, 2008
Robert Stein	30,000	6.00	October 27, 2003	October 27, 2008
Other employees	237,460	2.11	April 15, 2003	April 15, 2008
	50,000	5.00	October 3, 2003	October 3, 2008
	20,000	6.00	October 27, 2003	October 27, 2008
	100,980	6.80	October 30, 2003	October 30, 2008
	35,000	7.65	November 14, 2003	November 14, 2008

Total	743,440

Termination of Options. Where the option agreement permits the exercise or purchase of the options granted for a certain period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

Administration. Our stock option plans are administered by our board of directors or a committee designated by our board of directors constituted to comply with applicable laws. In each case, our board of directors or the committee it designates will determine the provisions, terms and conditions of each option grant, including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Vesting Schedule. One-third of the options granted under our stock option plans vest 12 months after a specified vesting commencement date; an additional one-third vest 24 months after the specified commencement date and the remaining one-third vest 36 months after the specified commencement date, subject to the optionee continuing to be a service provider on each of such dates.

Option Agreement. Options granted under our stock option plans are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability or otherwise), as determined by our board. In addition, the option agreement also provides that options granted under each Plan are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Transfer Restrictions. Incentive stock options for the ordinary shares to be issued upon exercise of and right to purchase ordinary shares may not be transferred in any manner by the optionee other than by will or the laws of succession and are exercisable during the lifetime of the optionee only by the optionee.

Option Exercise. The term of options granted under the 2000 Plan may not exceed ten years from the date of grant. The term of options granted under the 2003 Plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option will be determined by the stock option plan administrator and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with our stock option plans, or any combination of the foregoing methods of payment.

Third-Party Acquisition. If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding options or share purchase rights will be assumed or equivalent options or rights substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for the options or share purchase rights, all options or share purchase rights will become fully vested and exercisable immediately prior to such transaction and all unexercised awards will terminate unless, in either case, the awards are assumed by the successor corporation or its parent.

Termination of Plans. Unless terminated earlier, the 2003 Plan will terminate automatically in 2008 and the 2000 Plan will terminate automatically in 2010. Our board of directors has the authority to amend or terminate our stock option plans subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the stock option plan administrator, or (ii) affect the stock option plan administrator’s ability to exercise the powers granted to it under our stock option plans.

C.	Board Practices

In 2003, our directors met in person or passed resolutions by unanimous written consent eight times. No director attended fewer than 75% of all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us.

Committees of the Board of Directors

Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relatively to the adequacy of our internal accounting controls.

At the beginning of 2003, our audit committee consisted of Messrs. JP Gan and Junichi Goto. Mr. Goto resigned from our board of directors and all committees of our board immediately after the closing of our initial public offering in 2003.

Currently, our audit committee consists of Messrs. Robert Stein, Gabriel Li and JP Gan. Messrs. Stein and Li satisfy the “independence” requirements of the Nasdaq corporate governance rules. All three members of our audit committee satisfy the “financial expert” requirements of the Nasdaq corporate governance rules.

Compensation Committee. Our compensation committee reviews and evaluates and, if necessary, revises the compensation policies adopted by the management. Our compensation committee also determines all forms of compensation to be provided to our directors and the three most senior executive officers. In addition, the compensation committee reviews all annual bonuses, long-term incentive compensation, stock options, employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified. A director may only be removed by the shareholders who nominated and elected such director. Officers are elected by and serve at the discretion of the board of directors.

D.	Employees

As of March 31, 2004, we had 1,805 employees, including 169 in management and administration, 795 in our customer service center, 375 in sales and marketing, and 466 in product development including supplier management personnel and technical support personnel. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

E.	Share Ownership

As of March 31, 2004, 30,746,651 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 4,700,000 of our ADSs were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, taking into account the aggregate number of ordinary shares underlying our outstanding options, as of March 31, 2004, by:

(1)	each of our directors and senior executive officers; and

(2)	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name	Number(1)	%(2)
Directors and Senior Executive Officers:
Neil Nanpeng Shen(3)	2,359,256	7.26
James Jianzhang Liang(4)	2,032,034	6.25
Qi Ji(5)	1,701,082	5.23
Min Fan(6)	645,405	1.99
Victor Shengli Wang(7)	638,411	1.96
Gabriel Li(8)	64,104	0.20
Robert Stein(9)	30,000	0.09
All directors and executive officers as a group of 7 persons(10)	7,470,292	22.98

Principal Shareholders:
Carlyle Offshore Partners II, Limited(11)	5,412,233	16.65
Tiger Technology Private Investment Partners, L.P. (12)	3,081,955	9.48

Notes:	(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.

	(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares of underlying options held by such persons. Percentage of beneficial ownership is based on 32,510,851 ordinary shares outstanding as of March 31, 2004 on a fully diluted basis, including 1,020,760 options outstanding under the 2000 Plan and 743,440 options outstanding under the 2003 Plan.

	(3)	Includes 2,095,256 ordinary shares held by Mr. Shen and 264,000 ordinary shares issuable upon exercise of options held by Mr. Shen. The address for Mr. Shen is Unit 2001, The Centrium, 60 Wyndham St., Central, Hong Kong.

	(4)	Includes 2,032,034 ordinary shares held by Mr. Liang, 230,000 of which are subject to our right to repurchase over the three year period after Mr. Liang’s acquisition of such shares. The address for Mr. Liang is 3rd Floor, Block 63, No. 421 Hong Cao Road, Shanghai, PRC.

	(5)	Includes 1,571,482 ordinary shares held by Mr. Ji and 129,600 ordinary shares issuable upon exercise of options held by Mr. Ji. The address for Mr. Ji is 3rd Floor, Block 63, No. 421 Hong Cao Road, Shanghai, PRC.

	(6)	Includes 525,405 ordinary shares held by Mr. Fan and 120,000 ordinary shares issuable upon exercise of options held by Mr. Fan. The address for Mr. Fan is 3rd Floor, Block 63, No. 421 Hong Cao Road, Shanghai, PRC.

	(7)	Includes 622,411 ordinary shares held by Mr. Wang and 16,000 ordinary shares issuable upon exercise of options held by Mr. Wang. The address for Mr. Wang is 6F-G, Block A, Dong Huan Plaza Office Building, No. 9, Dong Zhong Road, Beijing, PRC.

	(8)	Includes 34,104 ordinary shares held by Mr. Li and 30,000 ordinary shares issuable upon exercise of options held by Mr. Li. The address for Mr. Li is Suite 5180, 555 California Street, San Francisco, CA 94104.

	(9)	Includes 30,000 ordinary shares issuable upon exercise of options held by Mr. Stein. The address for Mr. Stein is Level 34 Centennial Tower, 3 Temasek Ave., Singapore 039190.

	(10)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by James Jianzhang Liang, Neil Nanpeng Shen, Min Fan, Qi Ji, Gabriel Li, Robert Stein and Victor Shengli Wang.

(11)	Includes 5,102,458 ordinary shares held by Carlyle Asia Venture Partners I, L.P., or Asia Ventures, and 309,775 ordinary shares held by CIPA Co-Investment, L.P., or CIPA. Asia Ventures and CIPA are investment partnerships. The general partner of each of Asia Ventures and CIPA is CIPA General Partner, L.P. The general partner of CIPA General Partner, L.P., is CIPA Ltd., a Cayman Islands limited company which is wholly-owned by TC Group Cayman, L.P. The general partner of TC Group Cayman, L.P. is TCG Holdings Cayman, L.P. The general partner of TCG Holdings Cayman, L.P. is Carlyle Offshore Partners II, Limited, a Cayman Islands limited company. Carlyle Offshore Partners II, Limited, has ultimate voting and dispositive control over the shares held by Asia Ventures and CIPA through its control of TCG Holdings Cayman, L.P. Carlyle Offshore Partners II, Limited is managed by a board of six directors. The directors are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Allan M. Holt, Jerome H. Powell and Bruce E. Rosenblum, each of whom disclaims beneficial ownership of the shares held by Asia Ventures and CIPA. The address for Carlyle Asia Venture Partners I, L.P. and CIPA is Suite 2801, 28th Floor, 2 Pacific Place, 88 Queensway, Hong Kong.

(12)	Includes 2,172,953 ordinary shares held by Tiger Technology Private Investment Partners, L.P., or Technology Partners, 25,936 ordinary shares (including 9,067 ADSs which may be exchanged into ordinary shares) held by Tiger Technology II, L.P., or Tiger II, 734,028 ordinary shares (including 367,014 ADSs which may be exchanged into ordinary shares) held by Tiger Technology, L.P., or Tiger, and 149,038 ordinary shares (including 74,519 ADSs which may be exchanged into ordinary shares) held by Tiger Technology, Ltd., or Tiger Ltd. Charles P. Coleman III, a citizen of the United States of America, is the managing member of each of Tiger Technology Performance, L.L.C. (the general partner of Tiger and Tiger II), Tiger Technology Management, L.L.C. (the investment manager of Tiger Ltd.), and Tiger Technology PIP Performance, L.L.C. (the general partner of Technology Partners). The address for Technology Partners, Tiger II, Tiger and Tiger Ltd. is 101 Park Avenue, 48th Floor, New York 10178.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6. “Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

Arrangements with Affiliated Chinese Entities

Current Chinese laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China. Therefore, we conduct part of our operations in our non-hotel reservation businesses through a series of agreements with our affiliated Chinese entities, which hold the licenses and approvals for conducting the air-ticketing, travel agency, advertising and Internet content provision businesses in China. We do not hold any ownership interest in our affiliated Chinese entities. Qi Ji, who is a co-founder, shareholder and director of our company, Min Fan, who is a co-founder, shareholder and Executive Vice President of our company, and Alex Nanyan Zheng, who is a Vice President of our company, are the principal owners of most of the equity in each of our affiliated Chinese entities. Qi Ji and Min Fan own 80% and 20%, respectively, of Beijing Chenhao. Qi Ji and Min Fan own 16.72% and 83.28%, respectively, of Ctrip Commerce, and Ctrip Commerce owns 90% of Shanghai Huacheng. Min Fan and Alex Nanyan Zheng own 90% and 10%, respectively, of Guangzhou Guangcheng as well as Shenzhen Shencheng. Min Fan owns 66% of Shanghai Charming.

We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and our respective affiliated entities are identical except for the amount of the loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that Qi Ji, Min Fan and Alex Nanyan Zheng will not receive any personal benefits from these agreements except as shareholders of Ctrip. According to our Chinese counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current laws and regulations of China. The principal terms of these agreements are described below.

Powers of Attorney. Each of Qi Ji, Min Fan and Alex Nanyan Zheng has irrevocably appointed our President and Chief Financial Officer, Neil Nanpeng Shen, as attorney-in-fact to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the chief executive officer of our affiliated Chinese entities. The appointment of Mr. Shen as the attorney-in-fact will terminate if he is no longer employed by one of our subsidiaries in China. The term of each of the powers of attorney is ten years.

Exclusive Technical Consulting and Services Agreements. We provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. We are the exclusive provider of these services. The initial term of these agreements is ten years. In consideration for our services, our affiliated entities agree to pay our service fees as follows: Ctrip Commerce pays us a quarterly fee of RMB240,000 (US$28,997.06); Beijing Chenhao pays us a monthly fee based on the number of airline tickets sold in the month, at the rate of RMB27 (US$3.26) per ticket; Shanghai Huacheng pays us a monthly fee based on the number of packaged-tour products and the number of airline tickets sold in the month, at the rates of RMB65 (US$7.85) per person and RMB20 (US$2.41) per ticket; Guangzhou Guangcheng pays us a monthly fee based on the number of airline tickets sold in the month, at the rate of RMB18 (US$2.17) per ticket; Shanghai Charming pays us a monthly service fee based on the number of packaged-tour products sold in the month, at the rate of RMB70 (US$8.45) per person; and Shenzhen Shencheng pays us a monthly fee based on the number of airline tickets sold in the month, at the rate of RMB18 (US$2.17) per ticket. The service fees are subject to quarterly adjustment based on the actual operating results of our affiliated entities.

Share Pledge Agreements. Qi Ji, Min Fan and Alex Nanyan Zheng pledge their respective equity interests in our affiliated Chinese entities as a guarantee for the payment by our affiliated Chinese entities of technical and consulting services fees to us under the exclusive technical consulting and services agreements described above. In the event any of our affiliated entity breaches any of its obligations under the service agreement with us, we are entitled to sell the equity interests held by Qi Ji, Min Fan and/or Alex Nanyan Zheng, as the case may be, and retain the proceeds from such sale or require any of them to transfer his equity interest without consideration to the Chinese citizen(s) designated by us. We will endeavor to enforce our rights in full under the share pledge agreement in the event that any affiliated entity breaches its obligations under the exclusive technical consulting and services agreement with us.

Trademark License Agreements. We grant our affiliated Chinese entities licenses to use our registered trademarks on their websites for a license fee of RMB3,000 (US$362) per year. The terms of these agreements are ten years and may be extended by us for one year.

Software License Agreements. We grant our affiliated Chinese entities the right to use our software for a royalty fee of RMB3,000 (US$362) per year. The terms of these agreements are one year and may be extended by us for one year.

Loan Agreements. Due to government restrictions on foreign ownership of air-ticketing, travel agencies, Internet content provision and advertising businesses in China, we have made loans to Qi Ji, Min Fan and Alex Nanyan Zheng, with the sole and exclusive purpose of providing funds necessary for the capitalization or acquisition of our affiliated entities. In the event that the Chinese government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising or Internet content provision business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our affiliated Chinese entities, as described in the following paragraph, and the loans will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the Chinese government will lift any or all of these restrictions. The following table sets forth the amount of each loan, the date the loan agreement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the affiliated Chinese entity.

Date of Loan Agreement	Borrower	Affiliated Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in thousands of RMB)	(in thousands of US$)			(in thousands of RMB)	(in thousands of US$)
September 10, 2003	Min Fan	Beijing Chenhao	387.4	46.8	None	September 10, 2013	387.4	46.8
September 10, 2003	Qi Ji	Beijing Chenhao	1,549.5	187.2	None	September 10, 2013	1,549.5	187.2
September 10, 2003	Min Fan	Ctrip Commerce	980.0	118.4	None	September 10, 2013	980.0	118.4
September 10, 2003	Qi Ji	Ctrip Commerce	1,020.0	123.2	None	September 10, 2013	1,020.0	123.2
January 15, 2004	Min Fan	Ctrip Commerce	4,100.0	495.4	None	January 15, 2014	4,100.0	495.4
September 10, 2003	Alex Nanyan Zheng	Guangzhou Guangcheng	50.0	6.0	None	September 10, 2013	50.0	6.0
September 10, 2003	Min Fan	Guangzhou Guangcheng	450.0	54.4	None	September 10, 2013	450.0	54.4
March 1, 2004	Alex Nanyan Zheng	Guangzhou Guangcheng	150.0	18.1	None	March 1, 2014	150.0	18.1
March 1, 2004	Min Fan	Guangzhou Guangcheng	1,350.0	163.1	None	March 1, 2014	1,350.0	163.1
October 30, 2003	Min Fan	Shanghai Charming	4,290.0	518.3	None	October 30, 2013	1,980.0	239.2
February 6, 2004	Min Fan	Shenzhen Shencheng	1,350.0	163.1	None	February 6, 2014	1,350.0	163.1
February 6, 2004	Alex Nanyan Zheng	Shenzhen Shencheng	150.0	18.1	None	February 6, 2014	150.0	18.1
April 12, 2004	Ji Qi	Shanghai Huacheng	250.0	30.2	None	April 12, 2014	250.0	30.2

Exclusive Option Agreements. As consideration for our entering into the loan agreements described above, each of Qi Ji, Min Fan and Alex Nanyan Zheng has granted us an exclusive, irrevocable option to purchase all of their equity interests in our affiliated Chinese entities at any time we desire, subject to compliance with the applicable Chinese laws and regulations. If we exercise these options, we will cancel the outstanding loans we extended to Qi Ji, Min Fan and Alex Nanyan Zheng to fund our affiliated Chinese entities.

Operating Agreements. We guarantee the performance by our affiliated Chinese entities of contracts, agreements or transactions with third parties relating to the business operations of our affiliated Chinese entities. As consideration for our entering into these performance guarantees, our affiliated Chinese entities pledge their accounts receivable and all of their assets for our benefit. In addition, our affiliated Chinese entities and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of our affiliated Chinese entities without our prior written consent. They also agree to accept our guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

All of the agreements described above were entered into in September 2003. Prior to September 2003, we had services agreements with Beijing Chenhao, Shanghai Huacheng and Ctrip Commerce, whereby we rendered consulting, technology, administrative, marketing and other services to them, and issued invoices to them on a monthly basis based on the amount of service fees determined at our sole discretion. These service agreements have been terminated and replaced with the currently effective exclusive technical consulting and services agreements.

Stock Option Grants

Please refer to Item 6. “Directors, Senior Management and Employees — Employee’s Stock Option Plans.”

Certain Leased Property in Shanghai

We lease approximately 1,223 square meters of our premises in Shanghai from a company controlled by the spouse of our Chief Executive Officer, James Jianzhang Liang. Our lease term commenced on May 1, 2003 and will expire on February 1, 2005. The annual rent for this lease is RMB500,000 (US$60,408). We additionally lease approximately 2,102 square meters in Shanghai, on a lease that commenced on November 16, 2003 and will expire on December 31, 2005. The monthly rent for this lease is RMB76,740. (US$9,271).

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are party to pending legal actions that we believe are incidental to the operation of our business. We believe that the outcome of these pending, incidental legal proceedings will not have a material adverse effect on our financial condition or results of operations.

Dividend Policy

In December 2002, we declared and paid out of our reserves cash dividends totaling RMB27.3 million, which represented a return of capital, to holders of our ordinary and preferred shares. Separately, as part of our restructuring in connection with our initial public offering, we spun off Home Inns in August 2003 and distributed our Home Inns shares to our then-shareholders in the form of dividends on a pro rata as-converted basis. We did not pay any cash dividends on our ordinary shares, or indirectly on our ADSs, with respect to 2003. We currently intend to recommend to our shareholders, beginning in 2004, an annual dividend of not less than 25% of our net income (after elimination of our accumulated deficits), if any, subject to our results of operations and as our board of directors deems appropriate. We intend to retain the remainder of our available funds and any future earnings for use in the operation and expansion of our business.

We rely on dividends, consulting and other fees paid to us by our subsidiaries and affiliated entities in China. In accordance with current Chinese laws and regulations, our subsidiaries and affiliated entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits for the year determined in accordance with Chinese accounting standards and regulations. Each of our subsidiaries and affiliated entities in China may stop allocations to its general reserve if such reserve has reached 50% of its registered capital. In addition, Ctrip Computer Technology and Ctrip Travel Information are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Our affiliated entities in China are required to allocate at least 5% of their respective after-tax profits to their respective statutory welfare funds. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in forms of loans, advances, or cash dividends.

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to the approval of our shareholders. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq National Market since December 9, 2003. Our ADSs are traded under the symbol “CTRP.”

For 2003 (December 9, 2003 through December 31, 2003), the trading price of our ADSs on Nasdaq ranged from $24.00 to $43.05 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the first quarter in 2004 and (2) each of the months since our initial public offering.

	Sales Price
	High	Low
Quarterly highs and lows
First Quarter 2004	$41.64	$24.75
Monthly highs and lows
December 2003 (from December 9, 2003)	$43.05	$24.00
January 2004	$41.64	$28.05
February 2004	$33.85	$24.75
March 2004	$32.42	$26.75
April 2004	$32.03	$27.50

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq National Market since December 9, 2003 under the symbol “CTRP.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-110455) filed with the Commission on December 4, 2002. Our shareholders adopted our amended and restated memorandum and articles of association at an extraordinary shareholder meeting on December 8, 2003.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for RMB, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E.	Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder Asia, special Cayman Islands counsel to us. To the extent the discussion relates to matters of United States law or legal conclusions and subject to the qualification herein, it represents the opinion of Latham & Watkins LLP, our United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	holders that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are

•	a citizen or resident of the United States;

•	a corporation or partnership organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source;

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If you are not described as a U.S. Holder, you will be considered a “Non-U.S. Holder.” Non-U.S. Holders should consult the discussion below regarding the United States federal income tax consequences applicable to Non-U.S. Holders.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

U.S. Holders

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid with respect to the ADSs or ordinary shares, generally will be included in your gross income as ordinary income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under United States federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

Dividends paid in RMB will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. If you do not receive U.S. dollars on the date the dividend is distributed, you will be required to include either gain or loss in income when you later exchange the RMB for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that you include in income upon receipt of the dividend and the amount that you receive when you actually exchange the RMB for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute to you non-cash property, you will include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

Under recently enacted legislation, with respect to non-corporate taxpayers for taxable years beginning after December 1, 2002 and before January 1, 2009 such dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) or a foreign personal holding company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.”

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If the consideration you receive for the ADS or ordinary share is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ADSs or ordinary shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. The gain or loss generally will be capital gain or loss. If you are an individual who has held the ADS or ordinary share for more than one year, you will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitation. Any such gain or loss that you recognize will generally be treated as United States source income or loss.

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company for United Sates federal income tax purposes and do not expect to become a passive foreign investment company in the future. A non-U.S. corporation is considered a passive foreign investment company for any taxable year if either

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change. In particular, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a passive foreign investment company.

If we are a passive foreign investment company for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are a passive foreign investment company, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a passive foreign investment company. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the tax treatment discussed three paragraphs above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs and the ordinary shares will be listed on Nasdaq National Market and, consequently, the mark-to-market election would be available to you were we to be or become a passive foreign investment company.

If one holds ADSs or ordinary shares in any year in which we are a passive foreign investment company, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

Foreign Personal Holding Company

Depending on the degree of direct or indirect ownership of our shares (including shares represented by ADSs) by individuals who are U.S. citizens or residents (directly, indirectly or by attribution), we may constitute a foreign personal holding company. In general, a foreign corporation will constitute a foreign personal holding company for United States federal income tax purposes if more than 50% of the equity of the corporation, measured by reference to voting power or value of the corporation, is owned directly, indirectly or by attribution by five or fewer individuals who are U.S. citizens or residents and at least 60% (50% in taxable years after the corporation qualifies as a foreign personal holding company) of the foreign corporation’s income is passive income. We believe that we are not a foreign personal holding company and do not expect to become a foreign personal holding company in the future. If we were treated as a foreign personal holding company, all U.S. Holders of our shares or ADSs would be treated as receiving a dividend at the end of our taxable year in an amount equal to each such holder’s pro rata share of our “undistributed foreign personal holding company income” (very generally, all of our taxable income less a dividend paid deduction).

Non-U.S. Holders

If you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax on dividends paid by us unless the income is effectively connected with your conduct of a trade or business in the United States.

You generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of the ADSs or ordinary shares unless such gain is effectively connected with your conduct of a trade or business within the United States or you are a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with your conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if you were a U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on the ADSs or ordinary shares paid within the United States to a non-corporate United States person and on sales of the ADSs or ordinary shares to or through a United States office of a broker by a non-corporate United States person. Payments made outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax will apply to distributions made on ADSs or ordinary shares within the United States to a non-corporate United States person and on sales of ADSs or ordinary shares to or through a United States office of a broker by a non-corporate United States person who:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that backup withholding will be required, or

•	fails to comply with applicable certification requirements.

The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on Internal Revenue Service Form W-8BEN.

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands because of the following benefits found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

(1) the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

(2) Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A substantial portion of our current operations is conducted in China, and substantially all of our assets are located in China. We also conduct part of our operations in Hong Kong. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder Asia, our counsel as to Cayman Islands law, Commerce & Finance Law Offices, our counsel as to Chinese law, and Boughton Peterson Yang Anderson, our counsel as to Hong Kong law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands, China and Hong Kong, respectively, would:

(1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

(2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder Asia has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce & Finance Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

Boughton Peterson Yang Anderson, in association with Squire, Sanders and Dempsey, has further advised us that enforcement of a foreign judgment in Hong Kong is subject to the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) of the laws of Hong Kong, or the Ordinance, which provides that a final and conclusive judgment of a court specified in an order under the Ordinance against a Hong Kong company for a fixed sum of money and which is enforceable by execution in the specified jurisdiction (other than a sum payable in respect of taxes or like charges, fines or penalties, in respect of any legal proceedings) may be registered in Hong Kong in accordance with the Rules of the High Court of Hong Kong and the provisions of the Ordinance and upon registration would be enforceable in Hong Kong provided it is not subsequently set aside by the courts of Hong Kong. The United States is not a country specified in the orders passed under the Ordinance and therefore any judgment granted by a United States court would be enforceable in Hong Kong only if it is made the subject of a Hong Kong judgment. A final judgment from a court in the United States may be treated and sued upon in the courts of Hong Kong as a liquidated sum.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have previously filed with the Commission our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see Item 4. C. of this annual report, “Information on the Company – Organizational Structure”.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to Item 5. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333 – 110455) (the “Registration Statement”) for our initial public offering and sale of 2,700,000 American Depositary Shares, each representing two of our ordinary shares, for an aggregate offering price of US$48,600,000. Our Registration Statement was declared effective by the Commission on December 8, 2003.

We received net proceeds of approximately US$43.0 million from our initial public offering (after deducting underwriting discounts and other expenses related to the offering). None of the transaction expenses included payments to directors or officers of our company, persons owning 10% or more of our equity securities or our affiliates.

Since December 12, 2003, we have used the net proceeds from our initial public offering to fund working capital, capital expenditures, including technology upgrades, and to expand our sales and marketing effects and for general corporate purposes.

Merrill Lynch Far East Limited, Merrill Lynch, Pierce, Fenner & Smith Incorporated, U.S. Bancorp Piper Jaffray Inc., SoundView Technology Corporation, CLSA Limited and BOCI Asia Limited were the underwriters for our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

James Jianzhang Liang, our Chief Executive Officer, and Neil Nanpen Shen, our Chief Financial Officer, have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within 90 days prior to the date of this report and each has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission’s rules and regulations.

Changes in Internal Controls

No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C. of this annual report, “Directors, Senior Management and Employees – Board Practices.”

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We have attached a copy of our code of business conduct and ethics as an exhibit to this annual report, and posted such copy on our website. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2001(1)	2002	2003
Audit fees(2)	RMB304,620	RMB424,375	RMB1,005,834	US$	121,526
Audit-related fees(3)	—	23,167	4,939,352		596,778

(1)	Audit fees paid to external auditors in 2001 represent fees billed by Arthur Andersen •Hua Qiang Certified Public Accountants, our then principal external auditors.

(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the year ended December 31, 2002 and issue of comfort letter and rendering of listing advice, and other audit-related services for the year ended December 31, 2003.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We aim to comply with the Nasdaq corporate governance rules with respect to the audit committee on or prior to July 31, 2005.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Ctrip.com International, Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.1	Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.2	Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

4.1	Form of Ctrip.com International, Ltd. Stock Option Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

Exhibit Number	Document

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers. (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3	Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4	Employment Agreement, effective as of September 1, 2003 between the Registrant and James Jianzhang Liang. (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5	Employment Agreement, effective as of September 1, 2003 between the Registrant and Neil Nanpeng Shen. (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.6	Employment Agreement, effective as of September 1, 2003 between the Registrant and Min Fan. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7	Translation of Form of Consulting and Services Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.8	Translation of Form of Loan Agreement between Ctrip.com (Hong Kong) Limited and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.9	Translation of Form of Exclusive Option Agreement among Ctrip.com (Hong Kong) Limited, an Affiliated Chinese Entity of the Registrant and the Shareholder of the Entity, as currently in effect. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.10	Translation of Form of Share Pledge Agreement among Ctrip Computer Technology (Shanghai) Co., Ltd. and a Shareholder of an

Exhibit Number	Document

Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.11	Translation of Form of Trademark License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.12	Translation of Form of Software License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13	Translation of Form of Operating Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.14	Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.15	Translation of Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.16	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.17	Consulting Services Agreement, dated November 2000, between Shanghai Ctrip Commerce Co., Ltd. and Ctrip Computer Technology (Shanghai) Co., Ltd. (terminated) (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.18	Consulting Services Agreement, effective as of July 15, 2002, between Ctrip Computer Technology (Shanghai) Co., Ltd. and

Exhibit Number	Document

Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd. (terminated) (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.19	Travel Information Services Agreement, effective as of May 1, 2002, between Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huacheng Southwest Travel Agency Co., Ltd. (terminated) (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.20*	Form of Director Agreement between the Registrant and its director

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

10.1*	Consent of Commerce & Finance Law Office

10.2*	Consent of Maples and Calder Asia

32.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1*	Code of Business Conduct and Ethics of the Registrant

*	filed with the Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on this 11th day of May, 2004.

CTRIP.COM INTERNATIONAL, LTD.

By	/s/ Neil Nanpeng Shen

Name:	Neil Nanpeng Shen
Title:	President and Chief Financial Officer

CERTIFICATION

I, James Jianzhang Liang, Chief Executive Officer of Ctrip.com International, Ltd. (the “Registrant”), certify that:

1. I have reviewed this annual report on Form 20-F of the Registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5. The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: May 11, 2004

By	/s/ James Jianzhang Liang

Name:	James Jianzhang Liang
Title:	Chief Executive Officer

CERTIFICATION

I, Neil Nanpeng Shen, President and Chief Financial Officer of Ctrip.com International, Ltd. (the “Registrant”), certify that:

1. I have reviewed this annual report on Form 20-F of the Registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5. The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: May 11, 2004

By	/s/ Neil Nanpeng Shen

Name:	Neil Nanpeng Shen
Title:	President and Chief Financial Officer

Ctrip.com International, Ltd.

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CTRIP.COM INTERNATIONAL, LTD.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), of changes in shareholders’ equity (deficit) and of cash flows expressed in Renminbi present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. as of December 31, 2002 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2001, 2002 and 2003, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of Ctrip.com International, Ltd.’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, People’s Republic of China

February 23, 2004

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Note	2001	2002	2003	2003
		RMB	RMB	RMB	US$
					(Note 2d)
Revenues:
Hotel reservation		43,379,536	96,762,837	153,388,686	18,532,590
Air-ticketing		1,831,855	5,600,241	20,322,986	2,455,446
Packaged tour		594,802	432,295	4,788,727	578,579
Others		576,075	2,517,316	4,178,419	504,841

Total revenues		46,382,268	105,312,689	182,678,818	22,071,456

Less: business tax and related surcharges		(2,398,690)	(5,264,035)	(9,532,290)	(1,151,702)

Net revenues		43,983,578	100,048,654	173,146,528	20,919,754

Cost of services		(7,939,835)	(13,673,013)	(25,654,057)	(3,099,551)

Gross profit		36,043,743	86,375,641	147,492,471	17,820,203

Operating expenses:
Product development		(7,759,081)	(13,364,920)	(20,683,821)	(2,499,042)
Sales and marketing		(30,359,491)	(32,308,004)	(47,571,050)	(5,747,587)
General and administrative		(14,814,417)	(15,702,137)	(19,190,803)	(2,318,654)
Share-based compensation*	11	(21,950)	(462,140)	(1,583,409)	(191,309)
Amortization of goodwill and other intangible assets		(1,806,611)	(353,241)	(388,156)	(46,898)
Other expenses incurred for joint venture companies	4	(934,572)	(915,056)	—	—

Total operating expenses		(55,696,122)	(63,105,498)	(89,417,239)	(10,803,490)

Income (loss) from operations		(19,652,379)	23,270,143	58,075,232	7,016,713

Interest income		2,190,983	319,230	400,557	48,396
Interest expense		(62,058)	(41,261)	—	—
Other income (expense)		(79,858)	1,014,872	5,093,203	615,366

Income (loss) before income tax benefit (expense), minority interests and share of income (loss) of joint venture companies		(17,603,312)	24,562,984	63,568,992	7,680,475

Income tax benefit (expense)	7	2,341,899	(10,042,624)	(10,249,404)	(1,238,344)
Minority interests		—	70,997	(79,496)	(9,605)
Share of income (loss) of joint venture companies	4	—	(397,824)	573,423	69,282

Net income (loss) for the year		(15,261,413)	14,193,533	53,813,515	6,501,808

Accretion for Series B Redeemable Convertible Preferred Shares		(14,316,112)	(16,492,526)	(12,365,534)	(1,494,017)
Dividends to holders of Series A and Series B Preferred Shares		—	(16,762,322)	—	—
Deemed dividends to holders of Series A and Series B Preferred Shares for spin-off of joint venture companies	2u	—	—	(2,829,064)	(341,811)
Deemed dividends upon repurchase of Preferred Shares	10	—	—	(35,336,150)	(4,269,353)

Net income (loss) attributable to ordinary shareholders		(29,577,525)	(19,061,315)	3,282,767	396,627

Other comprehensive income:
Translation adjustments		39,433	38,904	1,474,545	178,156

Comprehensive income (loss)		(15,221,980)	14,232,437	55,288,060	6,679,964

Earnings (loss) per share	15
— Basic		(3.26)	(2.00)	0.31	0.04

— Diluted		(3.26)	(2.00)	0.23	0.03

Earnings (loss) per ADS
— Basic		(6.52)	(4.00)	0.62	0.08

— Diluted		(6.52)	(4.00)	0.46	0.06

Weighted average ordinary shares outstanding	15
— Basic		9,080,349	9,520,698	10,605,957	10,605,957

— Diluted		9,080,349	9,520,698	14,355,545	14,355,545

* Share-based compensation was related to the associated operating expense categories as follows:
Product development		(4,662)	(131,163)	(411,359)	(49,701)
Sales and marketing		(1,399)	(27,109)	(136,189)	(16,454)
General and administrative		(15,889)	(303,868)	(1,035,861)	(125,154)

		(21,950)	(462,140)	(1,583,409)	(191,309)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2003

	Note	2002	2003	2003
		RMB	RMB	US$
				(Note 2d)
ASSETS
Current assets:
Cash	2e	38,931,118	471,968,850	57,023,796
Accounts receivable		13,969,400	28,939,700	3,496,526
Due from related parties	13	2,610,807	611,640	73,899
Prepayments and other current assets	3	3,406,593	7,130,947	861,569
Deferred tax assets, current	7	593,143	541,300	65,400

Total current assets		59,511,061	509,192,437	61,521,190

Investments in joint venture companies	4	5,102,176	—	—
Long-term loans to related parties	13	2,100,000	2,310,000	279,097
Long-term deposits		1,332,456	11,192,277	1,352,263
Property, equipment and software	5	18,707,187	23,279,247	2,812,625
Goodwill	6	9,515,849	9,515,849	1,149,715
Other intangible assets	6	986,132	1,715,253	207,239

Total assets		97,254,861	557,205,063	67,322,129

LIABILITIES
Current liabilities:
Accounts payable		1,001,359	14,694,057	1,775,352
Due to a related party	13	1,250,862	4,018,284	485,494
Salary and welfare payable		2,381,713	9,799,711	1,184,012
Taxes payable		1,937,586	9,270,024	1,120,014
Advances from customers		1,891,494	3,839,843	463,934
Provisions for customer reward program	2k	2,297,403	4,708,670	568,907
Other payables and accruals	14	2,333,114	17,586,657	2,124,839

Total current liabilities		13,093,531	63,917,246	7,722,552

Minority interests		827,961	563,655	68,101
Series B Redeemable Convertible Preferred Shares (US$0.01 par value; 7,193,464 shares authorized, issued and outstanding as of December 31, 2002)	9	124,962,504	—	—
Commitments and contingencies	16	—	—	—
Shareholders’ equity (deficit)
Share capital (US$0.01 par value; 40,000,000 shares authorized, 9,520,698 shares issued and outstanding as of December 31, 2002; 30,174,891 shares issued and outstanding as of December 31, 2003)		788,314	2,498,484	301,870
Series A Convertible Preferred Shares (US$0.01 par value; 4,320,000 shares authorized, issued and outstanding as of December 31, 2002)	8	357,696	—	—
Additional paid-in capital		—	498,566,368	60,237,337
Statutory reserves	2t	—	5,531,309	668,299
Deferred share-based compensation	11	(1,077,460)	(4,995,407)	(603,551)
Cumulative translation adjustments		101,188	1,575,733	190,382
Accumulated deficit		(41,798,873)	(10,452,325)	(1,262,861)

Total shareholders’ equity (deficit)		(41,629,135)	492,724,162	59,531,476

Total liabilities and shareholders’ equity (deficit)		97,254,861	557,205,063	67,322,129

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Ordinary shares (US$0.01 par value)		Series A Convertible Preferred Share (US$0.01 par value)		Series B Redeemable Convertible Preferred Share (US$0.01 par value)		Series C Convertible Preferred Share (US$0.01 par value)		Additional paid-in capital
	Number of shares	Par value	Number of shares	Par value	Number of shares	Par value	Number of shares	Par value		reserves	Deferred share-based compensation	Cumulative translation adjustments	Accumulated deficit	shareholders’ equity (deficit)
		RMB		RMB		RMB		RMB	RMB		RMB	RMB	RMB	RMB
Balance as of January 1, 2001 (unaudited)	8,640,000	715,392	4,320,000	357,696	—	—	—	—	37,883,425	—	—	22,851	(24,979,161)	14,000,203

Accretion for Series B Redeemable Convertible Preferred Shares	—	—	—	—	—	—	—	—	(14,316,112)	—	—	—	—	(14,316,112)
Issuance of ordinary shares for an acquisition	880,698	72,922	—	—	—	—	—	—	2,935,827	—	—	—	—	3,008,749
Deferred share-based compensation	—	—	—	—	—	—	—	—	118,213	—	(96,263)	—	—	21,950
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	39,433	—	39,433
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(15,261,413)	(15,261,413)

Balance as of December 31, 2001	9,520,698	788,314	4,320,000	357,696	—	—	—	—	26,621,353	—	(96,263)	62,284	(40,240,574)	(12,507,190)

Accretion for Series B Redeemable Convertible Preferred Shares	—	—	—	—	—	—	—	—	(16,492,526)	—	—	—	—	(16,492,526)
Deferred share-based compensation	—	—	—	—	—	—	—	—	1,443,337	—	(981,197)	—	—	462,140
Dividends to shareholders	—	—	—	—	—	—	—	—	(11,572,164)	—	—	—	(15,751,832)	(27,323,996)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	38,904	—	38,904
Net income	—	—	—	—	—	—	—	—	—	—	—	—	14,193,533	14,193,533

Balance as of December 31, 2002	9,520,698	788,314	4,320,000	357,696	—	—	—	—	—	—	(1,077,460)	101,188	(41,798,873)	(41,629,135)

Accretion for Series B Redeemable Convertible Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	(12,365,534)	(12,365,534)
Spin-off of joint venture companies	—	—	—	—	—	—	—	—	—	—	—	—	(4,611,623)	(4,611,623)
Reclassification upon removal of redemption rights for Series B Convertible Preferred Shares	—	—	—	—	7,193,464	595,621	—	—	136,732,417	—	—	—	—	137,328,038
Issuance of Series C Convertible Preferred Shares	—	—	—	—	—	—	2,180,755	180,570	82,619,430	—	—	—	—	82,800,000
Repurchase of shares upon issuance of Series C Convertible Preferred Shares	(842,938)	(69,792)	(382,482)	(31,671)	(636,891)	(52,735)	—	—	(82,645,802)	—	—	—	—	(82,800,000)
Conversion of Preferred Shares into ordinary shares upon initial public offering	15,953,131	1,320,919	(3,937,518)	(326,025)	(6,556,573)	(542,886)	(2,180,755)	(180,570)	(271,438)	—	—	—	—	—
Issuance of ordinary shares	5,400,000	447,120	—	—	—	—	—	—	355,722,337	—	—	—	—	356,169,457
Exercise of share option	144,000	11,923	—	—	—	—	—	—	908,068	—	—	—	—	919,991
Deferred share-based compensation	—	—	—	—	—	—	—	—	5,501,356	—	(3,917,947)	—	—	1,583,409
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	5,531,309	—	—	(5,489,810)	41,499
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	1,474,545	—	1,474,545
Net income	—	—	—	—	—	—	—	—	—	—	—	—	53,813,515	53,813,515

Balance as of December 31, 2003	30,174,891	2,498,484	—	—	—	—	—	—	498,566,368	5,531,309	(4,995,407)	1,575,733	(10,452,325)	492,724,162

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003	2003
	RMB	RMB	RMB	US$
				(Note 2d)
Cash flows from operating activities:
Net income (loss) for the year	(15,261,413)	14,193,533	53,813,515	6,501,808
Adjustments for:
Share-based compensation costs	21,950	462,140	1,583,409	191,309
Depreciation and amortization of property, equipment and software	1,480,249	3,233,381	5,132,258	620,085
Minority interests	—	(70,997)	79,496	9,605
Amortization of goodwill and other intangible assets	1,806,611	353,241	388,156	46,898
Share of loss of joint venture companies	—	397,824	(573,423)	(69,282)
Appropriations to statutory reserves	—	—	41,499	5,014
Increase in accounts receivable	(5,663,712)	(6,600,241)	(14,970,300)	(1,808,728)
(Increase) decrease in due from related parties	—	(2,610,807)	3,612,838	436,507
(Increase) decrease in prepayments and other current assets	(2,294,919)	489,415	(3,460,993)	(418,161)
(Increase) decrease in long-term deposits	127,582	(630,929)	(9,859,821)	(1,191,274)
(Increase) decrease in deferred tax assets	(2,341,899)	9,244,836	51,843	6,263
Increase (decrease) in accounts payable	(1,207,733)	1,245,705	13,692,698	1,654,366
Increase (decrease) in due to related parties	1,595,550	(556,705)	2,767,422	334,363
Increase (decrease) in salary and welfare payable	565,131	(397,500)	7,417,997	896,251
Increase in taxes payable	558,980	1,231,439	7,332,438	885,913
Increase in advances from customers	22,648	1,633,100	1,948,349	235,402
Increase in provisions for customer reward program	801,764	1,385,877	2,411,267	291,332
(Decrease) increase in other payables and accruals	(101,564)	423,510	2,734,001	330,325

Net cash (used in) provided by operating activities	(19,890,775)	23,426,822	74,142,649	8,957,996

Cash flows from investing activities:
Proceeds from disposal of equity interest in a former subsidiary	—	—	199,962	24,160
Purchase of property, equipment and software	(5,763,172)	(13,202,907)	(9,378,182)	(1,133,082)
Purchase of intangible assets	—	—	(1,010,638)	(122,106)
Increase in long-term loans to related parties	—	(100,000)	(210,000)	(25,373)
(Increase) decrease in restricted short-term investment	(24,829,800)	24,829,800	—	—
Decrease in cash arising from deconsolidation of a former subsidiary	—	—	(1,789,594)	(216,221)
Purchase of a business	—	(2,600,000)	—	—
Investments in joint venture companies	—	(5,500,000)	—	—

Net cash (used in) provided by investing activities	(30,592,972)	3,426,893	(12,188,452)	(1,472,622)

Cash flows from financing activities:
Proceeds from (repayment of) short-term bank loan	4,000,000	(4,000,000)	—	—
Proceeds from issuance of Series C Convertible Preferred Shares	—	—	82,800,000	10,003,987
Proceeds from initial public offering, net of issuance costs of RMB33,719,000 paid	—	—	368,688,999	44,545,411
Proceeds from exercise of share option	—	—	919,991	111,154
Repurchase of ordinary and Series A and B Convertible Preferred Shares	—	—	(82,800,000)	(10,003,987)
Cash received by a subsidiary on issuance of ordinary shares from minority shareholders	—	898,958	—	—
Dividends paid	—	(27,323,996)	—	—

Net cash provided by (used in) financing activities	4,000,000	(30,425,038)	369,608,990	44,656,565

Effect of foreign exchange rate changes on cash	39,433	38,904	1,474,545	178,156
Net (decrease) increase in cash	(46,444,314)	(3,532,419)	433,037,732	52,320,095
Cash, beginning of year	88,907,851	42,463,537	38,931,118	4,703,701

Cash, end of year	42,463,537	38,931,118	471,968,850	57,023,796

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	—	—	5,903,981	713,325
Cash paid during the year for interest expense	62,058	41,261	—	—
Supplemental schedule of non-cash investing and financing activities:
Issuance of ordinary shares for the acquisition of a subsidiary	3,008,749	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the “Company”), its subsidiaries and certain variable entities (“VIE” or “VIEs”), which primarily consist of Ctrip.com (Hong Kong) Limited (“Ctrip Hong Kong”), Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”) and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Travel Information”). The Company and its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.

The Group is principally engaged in the provision of travel related services including hotel reservation, air-ticketing, packaged tour services, as well as, to a lesser extent, Internet-related advertising and other related services. The Group had also been engaged in hotel management operations in the People’s Republic of China (“PRC”) through Home Inns & Hotels Management (Hong Kong) Limited (“Home Inns Hong Kong”), a company established on May 28, 2001.

Subsequent to the issuance of convertible preferred shares by Home Inns Hong Kong on February 28, 2003, the Company ceased to have control over Home Inns Hong Kong. Accordingly, investment in Home Inns Hong Kong is accounted for by equity method until August 27, 2003 when all equity interest of the Company in Home Inns Hong Kong was distributed to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares as share dividends on a pro rata as-converted basis.

On December 9, 2003, the Company registered its prospectus with the Securities and Exchange Commission in the United States and was listed on the NASDAQ National Market in the United States of America by offering 2,700,000 American Depositary Shares (“ADS”), each ADS represents two ordinary shares, at US$18 per ADS to the public. The net proceeds to the Company from the offering amounted to RMB356,169,457, net of issuance costs paid and payable.

2. PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

b. Consolidation

The consolidated financial statements include the financial statements of the Company its subsidiaries and certain VIEs. All significant transactions and balances between the Company its subsidiaries and VIEs have been eliminated upon consolidation. Investments in joint venture companies are accounted for by the equity method. The Company’s share of income (loss) of the joint venture companies is included in the consolidated statements of operations and comprehensive income (loss).

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statue or agreement among the shareholders or equity holders.

The Company has adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Accordingly, the financial statements of Guangzhou Guangcheng Commercial Service Co., Ltd. (“Guangzhou Guangcheng”), a VIE established on April 28, 2003, and Shanghai Ctrip Charming International Travel Service Co., Ltd. (“ Shanghai Charming”, formerly known as Shanghai Ctrip Cuiming International Travel Agency Co., Ltd.), a VIE acquired by the Company on September 23, 2003, is consolidated in the Company’s financial statements since its incorporation or date of acquisition, respectively. The financial statements of Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”), Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”) and Beijing Chenhao Xingye Air Ticketing Service Co., Ltd. (“Beijing Chenhao”), all of which were established prior to January 31, 2003, are consolidated in the Company’s financial statements beginning July 1, 2003. The Company has voting control over the VIEs based on the irrevocable powers of attorney and other related agreements between the Company and the principal shareholders of the VIEs, which consist of a director and two senior executives of the Company (Note 2c). Such director and officers collectively own a 100% interest in all of the VIEs except for Shanghai Huacheng and Shanghai Charming which are 10% and 34% owned by the third parties, respectively. The Company has consolidated the assets and liabilities of its VIEs in accordance with transition guidance under FIN 46. Upon consolidation, there were no material differences between the carrying value (as defined in FIN 46) added to the balance sheet and the previously recognized long-term loan balances.

c. Variable interest entities

As of December 31, 2003, the Company conducts a part of its operations through a series of agreements with certain VIEs including Shanghai Ctrip Commerce, Shanghai Huacheng, Beijing Chenhao, Guangzhou Guangcheng and Shanghai Charming. These VIEs are used solely to facilitate the Company’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership is restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds an Internet content provider (“ICP”) license and advertising license and is primarily engaged in the provision of advertising business on the Internet website. A director and senior executive of the Company hold 51% and 49% of the equity interest in Shanghai Ctrip Commerce, respectively. The registered capital of Shanghai Ctrip Commerce as of December 31, 2003 is RMB2,000,000.

Shanghai Huacheng is also a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and domestic air-ticketing services. Shanghai Ctrip Commerce holds 90% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng as of December 31, 2003 is RMB500,000.

Beijing Chenhao is also a domestic company incorporated in Beijing, the PRC. Beijing Chenhao holds an air transport sales agency license and is mainly engaged in the provision of air-ticketing services. A director and senior executive of the Company hold 80% and 20% of the equity interest in Beijing Chenhao, respectively. The registered capital of Beijing Chenhao as of December 31, 2003 is RMB2,000,000.

Guangzhou Guangcheng is also a domestic company incorporated in Guangzhou, the PRC, which has not commenced operations as of December 31, 2003. Guangzhou Guangcheng holds an air transport sales agency license and will be mainly engaged in the provision of air-ticketing services. Two senior executives of the Company collectively hold 100% of the equity interest in Guangzhou Guangcheng. The registered capital of Guangzhou Guangcheng as of December 31, 2003 is RMB500,000.

Shanghai Charming is also a domestic company incorporated in Shanghai, the PRC. Shanghai Charming holds domestic and cross-border travel agency licenses and mainly provides domestic and cross-border tour services. A senior executive of the Company holds 66% of the equity interest in Shanghai Charming. The registered capital of Shanghai Charming as of December 31, 2003 is RMB 1,500,000.

The capital injected by the director or senior executives are funded by the Company and were recorded as long-term loans to related parties prior to the adoption of FIN 46. The Company does not have any ownership interest in these VIEs.

As of December 31, 2003, the Company has various agreements with its consolidated VIEs, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

Details of certain key agreements with the VIEs are as follows:

Powers of Attorney: The equity owners of the VIEs irrevocably appointed the Company’s officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in VIEs and the appointment of the chief executive officer of the VIEs.

Share Pledge Agreements: The equity owners pledge their respective equity interests in the VIEs as a guarantee for the payment by the VIEs of technical and consulting services fees under the exclusive technical consulting and services agreements described above.

Exclusive Technical Consulting and Services Agreements: The Company provides the VIEs with technical consulting and related services and information services. The Company is the exclusive provider of these services. The initial term of these agreements is ten years. In consideration for those services, the VIEs agree to pay the Company service fees. Those service fees are recognized as revenues prior to adoption of FIN 46. Upon adoption of FIN 46, the service fees are eliminated upon consolidation.

Loan Agreement: Loans were granted to certain directors and officers with the sole and exclusive purpose of providing funds necessary for the capitalization and acquisition of the VIEs. As soon as the Chinese government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising, or Internet content provision business in China, as applicable, the Company will exercise its exclusive option to purchase all outstanding equity interest of the VIEs and the Loan Agreements will be cancelled.

d. Foreign currencies

The Company’s functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income (loss). Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income (loss). The exchange differences for the translation of group companies balances where RMB is not their functional currency are included in translation adjustments, which is a separate component of shareholders’ equity (deficit) on the consolidated financial statements.

Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.2767, on December 31, 2003, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2003, or at any other rate.

e. Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2002 and 2003 are amounts denominated in US$ amounted to US$1,102,635 and US$46,165,668, respectively (equivalent to approximately RMB9,126,179 and RMB382,099,384, respectively).

f. Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	20 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	5 years
Furniture and fixtures	3-5 years
Software	5 years

g. Goodwill and other intangible assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combination” (“SFAS No. 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill’s impairment and that identifiable intangible assets other than goodwill be amortized over their estimated useful lives. The Company adopted SFAS No. 142 in 2002 and performed the initial steps of the transitional impairment tests as required.

Separately identifiable intangible assets that have determinable lives continue to be amortized, and consist primarily of a customer list, a travel supplier agreement and a domestic and cross-border travel agency license. As required under SFAS No. 142, the Company continues to amortize intangible assets on a straight-line basis over their estimated useful lives, which range from one to eight years. The Company has prospectively ceased the amortization of goodwill upon the adoption of SFAS No. 142.

No impairment on goodwill and other intangible assets was recognized for the years ended December 31,2001, 2002 and 2003.

h. Impairment of long-lived assets

Prior to January 1, 2002, the Company evaluated the recoverability of long-lived assets in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”‘. As of January 1, 2002, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with these standards, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

No impairment of long-lived assets was recognized for the years ended December 31, 2001, 2002 and 2003.

i. Long-term loans to related parties

Long-term loans to related parties were made to a director and senior executives of the Company to fund their acquisition or establishment of certain VIEs that are used solely to facilitate the Company’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership is restricted. The Company expects that it will continue to be involved in, and provide financial support to, the VIEs. Accordingly, to the extent losses not recoverable are incurred by the VIEs, the Company will accrue for such losses by recording a valuation allowance against long-term loans to related parties. Upon adoption of FIN46, the VIEs are consolidated and our long-term loans to the related parties are eliminated upon consolidation (Note 13).

j. Financial instruments

Financial instruments of the Company primarily comprise of cash, accounts receivable, due from related parties, long-term loans to related parties, accounts payable, due to related parties, advances from customers and other payables. As of December 31, 2002 and 2003, their carrying value approximated their fair value.

k. Provisions for customer reward program

The Company invites its customers to participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of operations and comprehensive income (loss) and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2002 and 2003, the Company made provisions of RMB2,297,403 and RMB4,708,670, respectively, based on the estimated liabilities under the customer reward program.

l. Revenue recognition

The Group conducts its principal businesses primarily through Ctrip Computer Technology and Ctrip Travel Information. Some of the operations of Ctrip Computer Technology are conducted through a series of services and other agreements with certain VIEs, including Shanghai Ctrip Commerce, Shanghai Huacheng, Beijing Chenhao and Shanghai Charming.

Ctrip Computer Technology, Ctrip Travel Information and the VIEs are subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied on the group companies based on gross revenues at the applicable rate of 5.5%. In the statements of operations and comprehensive income (loss), business tax and related surcharges are deducted from gross revenues to arrive at net revenues.

Hotel reservation services

The Company receives commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where customers have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of operations and comprehensive income (loss) as the Company does not assume any inventory risks and generally has no obligations for cancelled hotel reservations.

Air-ticketing services

The Company receives commissions from travel suppliers for air-ticketing services through the Company’s transaction and service platform under various services agreements with related and unrelated parties. Commissions from air-ticketing services rendered are recognized after air tickets are issued and delivered to customers. The Company presents revenues from such transactions on a net basis in the statements of operations and comprehensive income (loss) as the Company does not assume any inventory risks and generally has no obligations for cancelled airline ticket reservations.

Under the service agreements entered into between Ctrip Computer Technology and Beijing Chenhao and Shanghai Huacheng, the Company derives a portion of the revenues on air-ticketing services from services provided to Beijing Chenhao at a fee agreed by both parties. During the years ended December 31, 2001, 2002 and 2003, service fees charged to Beijing Chenhao, before the consolidation of this VIE following the adoption of FIN46, amounted to nil, RMB1,208,673 and RMB1,358,6121 respectively (Note 13).

Packaged tour

The Company receives referral fees from related and unrelated travel product providers for packaged tour products and services through the Company’s transaction and service platform. Referral fees are recognized at net commission after the packaged-tour products and services are sold and rendered. Under the service agreements entered into between Ctrip Computer Technology and Shanghai Huacheng and Shanghai Charming, the Company derives a portion of the revenues on packaged tour services from services provided to Shanghai Huacheng and Shanghai Charming at a fee agreed by both parties. During the years ended December 31, 2001, 2002 and 2003, service fees charged to Shanghai Huacheng, before the consolidation of this VIE following the adoption of FIN46, amounted to nil, RMB217,530 and RMB140,000, respectively (Note 13).

Shanghai Huacheng and Shanghai Charming conduct domestic and cross-border travel tour services. Revenues, mainly referral fees, are recognized at net commission after the services are rendered. In case if Shanghai Huacheng and Shanghai Charming undertake the majority of the business risks and acts as principal related to the travel tour services provided, revenues are recognized at gross amounts receive from customers after the services are rendered.

Other businesses

Other businesses comprise Internet-related advertising services and the sale of VIP membership cards.

Under the service agreement entered into between Ctrip Computer Technology and Shanghai Ctrip Commerce, the Company derives its advertising revenue from the fees earned from services provided to Shanghai Ctrip Commerce at the price mutually agreed by both parties. During the years ended December 31, 2001, 2002 and 2003, service fees charged to Shanghai Ctrip Commerce, before the consolidation of this VIE following the adoption of FIN46, amounted to RMB395,788, RMB684,675 and RMB678,502, respectively (Note 13).

Shanghai Ctrip Commerce receives advertising revenue, which principally represent the sale of banners or sponsorship on the website from customers. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided.

Revenue from the sale of VIP membership cards is recognized when the products are sold, provided that no significant obligations remain for the Company.

m. Cost of services

Cost of services consists primarily of payroll compensation, telecommunication expenses, depreciation, rentals and related expenses incurred by the Company’s transaction and service platform which are directly attributable to the rendering of the Company’s travel related services and other businesses.

n. Product development

Product development costs include expenses incurred by the Company to develop the Company’s travel supplier networks as well as to maintain, monitor and manage the Company’s websites. The Company recognizes website and software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and websites content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Company, the amount of costs qualifying for capitalization has been immaterial and as a result, all website and software development costs have been expensed as incurred.

o. Sales and marketing

Sales and marketing costs consist primarily of costs of advertising expenses, commission fees, production costs of marketing materials, expenses associated with the Company’s customer reward program and payroll and related compensation for the Company’s sales and marketing personnel. Advertising expenses, amounted to RMB4,372,030, RMB4,949,206 and RMB5,245,937 for the years ended December 31, 2001, 2002 and 2003, respectively, are charged to the statements of operations and comprehensive income (loss) when incurred.

p. Share-based compensation

The Company accounts for share-based compensation arrangements in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Total compensation cost as determined at the grant date of option is recorded in shareholders’ equity as additional paid-in-capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

If the compensation cost for the Company’s share-based compensation plan had been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Company’s net income (loss) attributable to ordinary shareholders and earnings (loss) per share would have resulted in the pro forma amounts disclosed below:

	2001	2002	2003
	RMB	RMB	RMB
Net income (loss) attributable to ordinary shareholders as reported	(29,577,525)	(19,061,315)	3,282,767
Add: Compensation expense under APB No. 25	21,950	462,140	1,583,409
Less: Compensation expense under SFAS No. 123	(46,881)	(528,074)	(2,172,399)

Pro forma net income (loss) attributable to ordinary shareholders	(29,602,456)	(19,127,249)	2,693,777

Basic earnings (loss) per share — As reported	(3.26)	(2.00)	0.31

— Pro forma	(3.26)	(2.01)	0.25

Diluted earnings (loss) per share — As reported	(3.26)	(2.00)	0.23

— Pro forma	(3.26)	(2.01)	0.19

The effects of applying SFAS No. 123 methodology in this pro forma disclosure are not indicative of future amounts. Additional share option awards in future years are expected.

q. Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Company from the leasing company are charged to the statements of operations and comprehensive income (loss) on a straight-line basis over the lease periods.

r. Taxation

Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

s. Other income

Other income primarily consists of financial subsidies. During the year ended December 31, 2003, the Company received financial subsidies totaling RMB4,991,204 from a local government authority of which RMB1,925,704 of the subsidies were granted for entities impacted by SARS. Such amount is recorded as other income in the statement of operations and comprehensive income (loss). There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received.

t. Statutory reserves

In accordance with the regulations in China and the articles of association, the Company’s subsidiaries and the VIEs are required to allocate at least 10% of its after-tax profit according to Chinese accounting standards and regulations to the general reserve. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology and Ctrip Travel Information, the subsidiaries of the Company. In addition, the VIEs are required to allocate at least 5% of its after-tax profit to the statutory welfare fund. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2001, 2002 and 2003, appropriations to statutory reserves have been made of nil, nil and RMB 5,531,309.

u. Dividends

Dividends are recognized when declared.

On August 27, 2003, the Board of Directors of the Company resolved to distribute all equity interest of the Company in Home Inns Hong Kong to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares respectively as dividends on a pro rata as-converted basis, based on the carrying value of the equity interest which was RMB4,611,623. The allocation for the dividends to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares were RMB808,827, RMB2,020,237 and RMB1,782,559, respectively. The number of shares of Home Inns Hong Kong distributed to the holders of Series A and Series B Convertible Preferred Shares and ordinary shares were 1,543,427 shares, 3,855,067 shares and 3,401,506 shares, respectively.

v. Earnings (loss) per share

In accordance with SFAS No. 128 “Computation of Earnings Per Share” (“SFAS No. 128”), basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preference shares (using the as-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares in the diluted earnings (loss) per share computation are excluded in net loss periods, as their effect would be anti-dilutive.

w. Segment reporting

The Company follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information”.

The Company operates and manages its business as a single segment. The Company primarily generates its revenues from customers in China. Accordingly, no geographical segments are presented.

x. Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” (“SFAS No. 143 “) which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an entity to recognize an asset retirement obligation in the period in which it is incurred, and the entity shall capitalize the asset retirement cost by increasing the carrying amount of the related asset by the same amount as the liability and subsequently allocate that retirement cost to expense over the asset’s useful life. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material effect on the Company’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”( SFAS No. 145). SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items, as previously required under SFAS Opinion No. 4 “Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30”. Extraordinary treatment will be required for certain extinguishments, as provided in APB Opinion No. 30 “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The statement also amended SFAS No. 13 “Accounting for Leases” for certain sale-leaseback transactions and sublease accounting. SFAS No. 145 is effective since January 1, 2003. The adoption of SFAS No. 145 did not have a material effect on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”, under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company’s financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the recognition of a liability for certain guarantee obligations issued or modified after December 31, 2002. FIN 45 also clarifies disclosure requirements to be made by a guarantor for certain guarantees. The disclosure provisions of FIN 45 are effective for interim periods and fiscal years ending after December 15, 2002. The adoption of FIN45 did not have a material effect on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for companies that voluntarily change to a fair value-based method of accounting for share-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123. The provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The Company has elected to continue to account for share-based compensation under the provisions of APB No. 25 and has followed the disclosure requirements under SFAS No. 148.

In June 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149”). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively. The adoption of SFAS No. 149 did not have a material effect on the Company’s financial position or results of operations.

In June 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No. 150 did not have a material effect on the Company’s financial position or results of operations.

In March 2004, the EITF reached a consensus on Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-06”). EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common share that entitle the holder to participate in dividends and earnings of the company. In addition, EITF No. 03-06 provides guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings per share. EITF No. 03-06 is effective for the three months quarter ending June 30, 2004. Upon adoption, prior period earnings per share amounts should be restated to conform to the consensus to ensure comparability on a year-over-year basis. Upon the adoption of EITF No. 03-06, the basic and diluted earnings per share would be reduced up to RMB 0.18 and RMB 0.12 per ordinary share for the year ended December 31, 2003. The adoption of EITF No. 03-06 will not have any impact on the calculation of earnings per share for periods after the Company’s initial public offering in December 2003.

y. Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable, due from related parties and prepayments and other current assets. As of December 31, 2002 and 2003, substantially all of the Company’s cash was held in major financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2001, 2002 and 2003. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2002 and 2003.

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31 are as follows:

	2002	2003
	RMB	RMB
Prepayments for hotel, air-ticketing reservation and packaged tour business	299,858	2,065,640
Employee advances	120,226	200,904
Inventory for resale	437,240	80,825
Rental and other deposits	986,848	1,417,783
Prepayments for acquisition of property, equipment and software	665,543	1,401,810
Prepayments for rental and advertisement	486,871	1,083,020
Others	410,007	880,965

Total	3,406,593	7,130,947

4. INVESTMENTS IN JOINT VENTURE COMPANIES

In 2002, Home Inns Hong Kong, an investment holding company, together with a Chinese joint venture partner, established joint venture companies engaged in hotel investment, management and franchise operations in the PRC.

The operations of the joint venture companies have not been included in the consolidated financial statements as the Group does not exercise effective control over these companies due to certain substantive participating rights held by the minority shareholders.

Combined financial information of the joint venture companies as of and for the year ended December 31, 2002 and 2003, based on their management accounts, are as follows:

	2002	2003
	RMB	RMB
	(unaudited)	(unaudited)
Balance sheet:
Current assets	5,448,470	—
Less: current liabilities	(2,331,894)	—
Non-current assets	6,160,108	—

Net assets	9,276,684	—

Statement of operations:
Revenues	4,414,845	21,138,389	*
Net loss	(723,316)	715,479	*

*	Comprised result of operations of the joint venture companies up to August 27, 2003.

On August 27, 2003, all equity interest in Home Inns Hong Kong and its interest in the joint venture companies was distributed to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares as share dividends on a pro rata as-converted basis.

In the statements of operations and comprehensive income (loss), other expenses incurred for joint venture companies mainly consist payroll compensation and other expenses incurred by the Company in relation to the development of hotel management, investment and franchise operations prior to the establishment of Home Inns Beijing.

5. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31 are as follows:

	2002	2003
	RMB	RMB
Building	7,189,803	7,189,803
Leasehold improvements	1,951,462	3,786,031
Website-related equipment	3,662,707	4,883,843
Computer equipment	7,838,315	11,400,715
Furniture and fixtures	2,649,313	5,621,811
Software	471,363	621,363
Less: accumulated depreciation and amortization	(5,055,776)	(10,224,319)

Net book value	18,707,187	23,279,247

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets are attributable to the purchase of Beijing Modern Express Business Travel Services Co., Ltd. and other acquisitions.

Gross carrying amount, accumulated amortization and net book value of the goodwill and other intangible assets as of December 31 are as follows:

	2002	2003
	RMB	RMB
Goodwill	10,466,449	10,466,449
Less: accumulated amortization	(950,600)	(950,600)

Net book value	9,515,849	9,515,849

Other intangible assets — Customer list	1,766,206	1,766,206
Travel supplier agreement	800,000	800,000
Cross-border travel agency license	—	1,117,277

	2,566,206	3,683,483

Less: accumulated amortization — Customer list	(780,074)	(1,133,315)
Travel supplier agreement	(800,000)	(800,000)
Cross-border travel agency license	—	(34,915)

	(1,580,074)	(1,968,230)

Net book value	986,132	1,715,253

The annual estimated amortization expense for the acquired intangible assets for the following years is as follows:

Amortization
RMB
2004	492,901
2005	419,310
2006	139,660
2007	139,660
2008 and thereafter	523,722

1,715,253

7. TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2001, 2002 and 2003. Accordingly, no Hong Kong profit tax has been provided for.

China

The Company’s subsidiary, its VIEs and joint venture companies registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant income tax laws. Normally, in accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, the applicable EIT rates are 30% plus a local income tax of 3% except for Ctrip Computer Technology and Ctrip Travel Information.

In September 2003, Ctrip Computer Technology received approval from relevant government authorities to be classified as a “High New Technology Development Enterprise” and subsequently received an approval from the relevant tax bureau to enjoy a preferential EIT rate of 15% for the year ended December 31, 2003. Accordingly, EIT previously accrued on a rate of 33% of approximately RMB5 million during the first three quarters of the year ended December 31, 2003 was reversed to reflect the preferential EIT rate of 15%. Ctrip Computer Technology’s fulfillment of the qualification for the preferential EIT rate will be reassessed on an annual basis.

Ctrip Travel Information enjoys a preferential EIT rate of 15% as it is registered in Pudong New District, Shanghai, pursuant to a local practice.

Composition of income tax benefit (expense)

The current and deferred portion of income tax benefit (expense) included in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31 are as follows:

	2001	2002	2003
	RMB	RMB	RMB
Current income tax expense	—	(797,788)	(10,197,561)
Recognition (utilization) of deferred tax assets	2,341,899	(9,244,836)	(51,843)

Income tax benefit (expense)	2,341,899	(10,042,624)	(10,249,404)

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2001	2002	2003
Statutory EIT rate	33%	33%	33%
Tax differential from statutory rate applicable to subsidiaries in the PRC	—	—	(20)%
Non-deductible expenses incurred outside the PRC	(21)%	7%	3%
Other non-deductible expenses	1%	1%	—

Effective EIT rate	13%	41%	16%

Significant components of deferred tax assets

	2002	2003
	RMB	RMB
Temporary differences	593,143	541,300
Less: valuation allowance	—	—

Deferred tax assets	593,143	541,300

8. SERIES A CONVERTIBLE PREFERRED SHARES

In March 2000, the Company entered into a Series A Preferred Share Subscription Agreement, whereby the Company authorized and issued 432,000 shares of the Company’s Series A Convertible Preferred Shares (“Series A Preferred Shares”) at an issue price of $10.4167 per share. In June 6, 2000, the Company increased the number of Series A Preferred Shares from 432,000 shares to 4,320,000 shares by decreasing the par value from US$0.10 each to US$0.01 each. The authorized and issued Series A Preferred Shares was increased to 4,320,000 shares accordingly.

A holder of Series A Preferred Shares may opt to convert all but not part at any time after issuance date into such number of fully paid and non-assessable ordinary shares at a conversion price of US$1.04167 (each Series A Convertible Preferred Share is convertible into one ordinary share). No beneficial conversion feature charge was recognized for the issuance of Series A Preferred Shares as the estimated fair value of the ordinary shares is less than the conversion price on the date of issuance.

Each Series A Preferred Share is automatically converted into ordinary shares at the then effective conversion price upon the closing of a qualified underwritten public offering of the ordinary shares of the Company. Upon the completion of the Company’s initial public offering on December 9, 2003, all of the issued and outstanding Series A Preferred Shares were converted into ordinary shares.

9. SERIES B REDEEMABLE CONVERTIBLE PREFERRED SHARES

In November 2000, the Company entered into a Series B Preferred Shares Subscription Agreement, whereby the Company authorized and issued 7,193,464 shares of the Company’s Series B Mandatorily Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) at an issue price of US$1.5667 per share.

Prior to the issuance of Series C Convertible Preferred Shares, each Series B Preferred Share shall be redeemable at the option of the holders of a majority of the then outstanding shares of Series B Preferred Shares at any time commencing five calendar years after the Series B Preferred Shares issue date, out of funds legally available, therefore including capital, at a redemption price equal to US$3.13334 per share plus all declared but unpaid dividends.

A holder of Series B Preferred Shares may opt to convert all but not part at any time after issuance date into such number of fully paid and non-assessable ordinary shares at an initial conversion price of US$1.04445 (each Seires B Convertible Preferred Share is convertible into 1.5 ordinary shares). Upon the issuance of Series C Convertible Preferred Shares, holders of Series B Preferred Shares agreed to forfeit its redemption rights for no consideration.

No beneficial conversion feature charge was recognized for the issuance of Series B Preferred Shares as the estimated fair value of the ordinary shares is less than the conversion price on the date of issuance.

Each Series B Preferred Share is automatically converted into ordinary shares at the then effective conversion price upon the closing of a qualified underwritten public offering of the ordinary shares of the Company. Upon the completion of the Company’s initial public offering on December 9, 2003, all of the issued and outstanding Series B Preferred Shares were converted into ordinary shares.

10. SERIES C CONVERTIBLE PREFERRED SHARES

In September 2003, the Company entered into a Series C Preferred Share Subscription Agreement, whereby the Company authorized and issued 2,180,755 shares of the Company’s Series C Convertible Preferred Shares (“Series C Preferred Shares”) at an issue price of $4.5856 per share.

In September 2003, immediately after the issuance of Series C Preferred Shares, the net proceeds received from investors were fully utilized to repurchase 842,938, 382,482 and 636,891 shares of Company’s ordinary shares, Series A and Series B Preferred Shares at US$4.5282, US$4.5282 and US$6.7924, respectively, on a pro-rata as-converted basis. The repurchase price per share for each class of shares was determined based on the issuance price of Series C Preferred Shares adjusted for the legal and professional fees and conversion features, where applicable.

As the purchase price of the Series A and Series B Preferred Shares were higher than the carrying value on the date of the repurchase, the excess of the purchase price over the carrying value were recognized as deemed dividends to the holders of Preferred Shares upon repurchase. The amount of deemed dividend was RMB11,223,324 and RMB24,112,826 for Series A and Series B Preferred Shares, respectively.

A holder of Series C Preferred Shares may opt to convert all but not part at any time after issuance date into such number of fully paid and non-assessable ordinary shares at a conversion price of US$4.5856 (each Series C Convertible Preferred Share is convertible into one ordinary share).

No beneficial conversion feature charge was recognized for the issuance of Series C Preferred Shares as the estimated fair value of the ordinary shares is less than the conversion price on the date of issuance.

Each Series C Preferred Share is automatically converted into ordinary shares at the then effective conversion price upon the closing of a qualified underwritten public offering of the ordinary shares of the Company. Upon the completion of the Company’s initial public offering on December 9, 2003, all of the issued and outstanding Series C Preferred Shares were converted into ordinary shares.

11. SHARE OPTION PLAN

On April 15, 2000, the Company adopted a share option plan that provides for the issuance of up to 144,000 ordinary shares in effect for a term of 10 years unless terminated earlier by shareholders and Board of Directors (“2000 Option Plan”). Under the share option plan, the directors may, at their discretion, grant any senior executives (including directors) and employees of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. On June 6, 2000, the Company increased the number of ordinary shares from 2,000,000 shares to 20,000,000 shares by decreasing the par value from US$0.10 each to US$0.01 each. The total number of ordinary shares reserved for the share option plan increased from 144,000 to 1,440,000 accordingly. On July 1, 2001, the total number of ordinary shares reserved for the share option plan was increased to 1,728,000 shares. All share options granted under this plan have an exercise price of US$0.7716. As of December 31, 2003, 1,389,880 options were outstanding under this share option plan.

The following table summarizes the Company’s share option activity under the 2000 Option Plan as of and for the years ended December 31:

	2001	2002	2003
Outstanding at beginning of year	1,422,280	1,330,100	1,448,720
Granted	207,080	253,440	113,200
Exercised	—	—	(144,000)
Forfeited	(299,260)	(134,820)	(28,040)

Outstanding at end of year	1,330,100	1,448,720	1,389,880

Vested and exercisable at end of year	394,978	803,425	1,114,680

Subsequent to December 31, 2003, 340,800 options under 2000 Option Plan were exercised.

On April 15, 2003, the Company adopted a new share option plan that provides for the issuance of up to 1,187,510 ordinary shares (“2003 Option Plan”). Under the share option plan, the directors may, at their discretion, grant any senior executives (including directors) and employees of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. As of December 31, 2003, 977,440 options were outstanding under this share option plan.

The following table summarizes the Company’s share option activity under the 2003 Option Plan as of and for the years ended December 31:

2003
Outstanding at beginning of year	—
Granted	980,640
Exercised	—
Forfeited	(3,200)

Outstanding at end of year	977,440

Vested and exercisable at end of year	—

The following is additional information relating to options outstanding as of December 31, 2003:

	Outstanding			Exercisable
Range of Exercise Prices	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
$0-$4.99	2,100,340	$1.2243	3.4845	1,114,680	$0.7716	1.6100
$5.00-$7.49	231,980	$6.1361	4.8154	—	—	—
$7.50-$9.99	35,000	$7.6500	4.8750	—	—	—

	2,367,320			1,114,680

In connection with the share options granted during the years ended December 31, 2001, 2002 and 2003, the Company recognized deferred share-based compensation amounted to RMB96,263, RMB981,197 and RMB3,917,947 respectively, which is being amortized over the vesting period of three years. Share-based compensation expense recognized during the years ended December 31, 2001, 2002 and 2003, amounted to RMB21,950, RMB462,140 and RMB1,583,409, respectively.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing method with the following assumptions:

	2001	2002	2003
Risk-free interest rate	2.65%	2.65%	2.65%
Expected life (years)	5	5	5
Expected dividend yield	0	0	0
Volatility	0	0	0
Fair value of options at grant date	from US$0.0145 to US$0.3375	from US$0.8628 to US$1.1311	from US$0.6701 to US$2.8505

If compensation cost for the Company’s share-based compensation plan been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Company’s net income (loss) attributable to ordinary shareholders during the years ended December 31, 2001, 2002 and 2003 will be RMB29,602,456 (loss), RMB19,127,249 (loss) and RMB2,693,777 (income), respectively (Note 2p).

12. EMPLOYEE BENEFITS

The full-time employees of Ctrip Computer Technology, Ctrip Travel Information and the VIEs, which were established in the PRC, are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. Ctrip Computer Technology, Ctrip Travel Information and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total provision accrued for such employee benefits amounted to RMB2,793,619, RMB3,458,859 and RMB4,973,561 for the years ended December 31, 2001, 2002 and 2003, respectively. The Chinese government is responsible for the medical benefits and ultimate pension liability to these employees.

13. RELATED PARTY TRANSACTIONS

Prior to the adoption of FIN 46, certain VIEs were considered related parties as these VIEs were owned by directors and senior executives of the Company. Upon adoption of FIN 46, these entities are included in the consolidated financial statements of the Company.

During the years ended December 31, significant related party transactions are as follows:

	2001	2002	2003
	RMB	RMB	RMB
Service fees from Beijing Chenhao	—	1,208,673	1,358,612
Service fees from Shanghai Huacheng	—	217,530	140,000
Service fees from Shanghai Ctrip Commerce	395,788	684,675	678,502
Commission income from joint venture companies of Home Inns Hong Kong	—	163,548	622,452
Sales and marketing expense to joint venture companies of Home Inns Hong Kong	—	—	160,000
Rental expense to a related party	—	—	500,000

As of December 31, balances with related parties are as follows:

	2002	2003
	RMB	RMB
Due from related parties:
Due from VIEs — Shanghai Huacheng	747,283	—
— Beijing Chenhao	1,863,524	—
Due from joint venture companies of Home Inns Hong Kong	—	611,640

	2,610,807	611,640

Long-term loans to related parties:
— Director and senior executives	2,100,000	2,310,000

Due to related parties:
Due to a VIE — Shanghai Ctrip Commerce	1,250,862	—
Advance from a director for stock option	—	4,018,284

	1,250,862	4,018,284

The amounts due from and due to related parties as of December 31, 2002 and 2003, mainly arose from the transactions disclosed above and revenue received and expenses paid on behalf on each other. They are unsecured, interest-free and have no fixed repayment terms.

In 2003, a director made payment of RMB4,018,284 to the Company for early exercise of his options issued under the 2003 Option Plan to purchase 230,000 ordinary shares. In connection with the early exercise, the Company has a call option to repurchase the shares that are not yet vested if the employee terminates prior to the option’s vesting at the original exercise price. As the early exercise of the options is not considered a substantial exercise for accounting purposes, the cash paid for the exercise price is recognized as a liability and such ordinary shares are not considered issued.

The long-term loans to the related parties as of December 31, 2003 represented loan granted to a senior executive for the purpose of making further capital contribution into

Shanghai Charming. However, the additional capital contribution to Shanghai Charming was delayed due to certain administrative reasons and accordingly the full amount was subsequently repaid to the Company.

14. OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31 are as follows:

	2002	2003
	RMB	RMB
Deposits received from suppliers	403,046	647,456
Accrued operating expenses	1,466,130	3,495,541
Accrued share issuance costs	—	12,519,542
Others	463,938	924,118

Total	2,333,114	17,586,657

15. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share and diluted earnings (loss) per share have been calculated in accordance with SFAS No. 128 as follows:

	2001	2002	2003
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to ordinary shareholders	(29,577,525)	(19,061,315)	3,282,767

Effect of dilutive securities	—	—	—

Numerator for diluted earnings (loss) per share	(29,577,525)	(19,061,315)	3,282,767

Denominator:
Denominator for basic earnings (loss) per share — weighted average ordinary shares outstanding	9,080,349	9,520,698	10,605,957

Dilutive effect of share options	—	—	1,706,250
Dilutive effect of Series C Preferred Shares	—	—	2,043,338

Denominator for diluted earnings (loss) per share	9,080,349	9,520,698	14,355,545

Basic earnings (loss) per share	(3.26)	(2.00)	0.31

Diluted earnings (loss) per share	(3.26)	(2.00)	0.23

Potentially dilutive securities that were not included in the computation of diluted loss per share because of their antidilutive effects include the Series A Preferred Shares, the Series B Preferred Shares and share options granted to employees for the years ended December 31, 2001 and 2002. Potentially dilutive securities that were not included in the computation of diluted loss per share because of their antidilutive effects include the Series A and Series B Preferred Shares for the year ended December 31, 2003.

16. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

	Office premises	Equipment and others	Total
	RMB	RMB	RMB
2004	2,740,119	6,204,669	8,944,788
2005	784,023	11,800	795,823
2006	—	—	—
2007	—	—	—
2008	—	—	—

	3,524,142	6,216,469	9,740,611

Rental expense amounted to RMB4,798,074, RMB4,687,822 and RMB3,505,259 during the years ended December 31, 2001, 2002 and 2003, respectively, and is charged to the statements of operations and comprehensive income (loss) when incurred.

Capital commitments

As of December 31, 2003, capital commitments for office decoration and expansion call center equipment amounted to RMB2,431,298.

Contingencies

The Company is incorporated in Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new Chinese laws and regulations.