Form 20-F
period 2004-12-31
CTRIP COM INTERNATIONAL LTD
filed 2005-06-22
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

[NONE]

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 31,565,040 ordinary shares, par value US$0.01 per share.

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

INTRODUCTION

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “Ctrip” refer to Ctrip.com International, Ltd., its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated Chinese entities, (2) ”shares” and “ordinary shares” refer to our ordinary shares, “preferred shares” refers to our convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on December 12, 2003, “ADSs” refers to our American depositary shares, each of which represents two ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs, (3) ”China” and “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau, and (4) all references to “RMB” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, and as of December 31, 2003 and 2004.

We and certain selling shareholders of our company completed the initial public offering of 4,700,000 ADSs, each representing two of our ordinary shares, par value US$0.01 per share, on December 12, 2003. On December 9, 2003, we listed our ADSs on the Nasdaq National Market, or Nasdaq, under the symbol “CTRP.”

Certain selling shareholders of our company completed a public offering and sale of 1,914,000 ADSs, each representing two of our ordinary shares, par value US$0.01 per share, on December 21, 2004.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the following risks:

•	declines or disruptions in the travel industry generally could reduce our revenue;

•	if we are unable to maintain existing, and establish new arrangements with travel suppliers similar to those we currently have, our business may suffer;

•	if we fail to increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;

•	our limited operating history makes evaluating our business and prospects difficult;

•	we have sustained losses in the past and may experience earnings declines or net losses in the future;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business may be severely disrupted if we lose the services of our key executives;

•	if the ownership structure of our affiliated Chinese entities and the contractual arrangements among us, our affiliated Chinese entities and their shareholders are found to be in violation of any Chinese laws or regulations, we or our affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations; and

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended, and our registration statement on Form F-2, as amended.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the year ended December 31, 2001 and the selected consolidated balance sheet data as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated statement of operations data for the year ended and the selected consolidated balance sheet data as of December 31, 2000 are derived from our unaudited consolidated financial statements. We have prepared the unaudited information on the same basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements.

	For the Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(unaudited)
	(in thousands, except for per share and per ADS data)
Consolidated Statement of Operation Data:
Net revenues	6,453	43,984	100,049	173,147	333,820	40,333
Cost of services	(1,950)	(7,940)	(13,673)	(25,654)	(48,475)	(5,857)
Gross profit	4,503	36,044	86,376	147,492	285,345	34,477
Operating expenses
Product development	(6,817)	(7,759)	(13,365)	(20,684)	(37,959)	(4,586)
Sales and marketing	(17,378)	(30,359)	(32,308)	(47,571)	(72,863)	(8,803)
General and administrative	(11,677)	(14,814)	(15,702)	(19,191)	(36,401)	(4,398)
Share-based compensation(1)	—	(22)	(462)	(1,583)	(1,958)	(237)
Amortization of goodwill and other intangible assets	(371)	(1,807)	(353)	(388)	(493)	(60)
Other expenses incurred for joint venture companies	—	(935)	(915)	—	—	—
Total operating expenses	(36,243)	(55,696)	(63,105)	(89,417)	(149,675)	(18,084)
Income (loss) from operations	(31,740)	(19,652)	23,270	58,075	135,670	16,392
Net interest income and other income	675	2,049	1,293	5,494	10,012	1,210
Income (loss) before income tax benefit (expense), minority interests and share of income (loss) of joint venture companies	(31,065)	(17,603)	24,563	63,569	145,682	17,602
Income tax benefit (expense)	7,088	2,342	(10,043)	(10,249)	(12,517)	(1,512)
Minority interests	—	—	71	(79)	(39)	(5)
Share of income (loss) of joint venture companies	—	—	(398)	573	—	—
Net income (loss) for the year	(23,977)	(15,261)	14,194	53,814	133,126	16,085

Earnings Per Share and Per ADS Data:
Accretion for Series B preferred shares	(2,196)	(14,316)	(16,493)	(12,366)	—	—
Dividends to holders of preferred shares	—	—	(16,762)	—	—	—
Deemed dividends to holders of Series A and Series B preferred shares for spin-off of joint venture companies(3)	—	—	—	(2,829)	—	—
Deemed dividends upon repurchase of preferred shares	—	—	—	(35,336)	—	—
Net income (loss) attributable to ordinary shareholders	(26,173)	(29,577)	(19,061)	3,283	133,126	16,085
Earnings (loss) per share, basic	(3.03)	(3.26)	(2.00)	0.13	4.33	0.52
Earnings (loss) per share, diluted	(3.03)	(3.26)	(2.00)	0.11	4.23	0.51
Earnings (loss) per ADS(4), basic	(6.06)	(6.52)	(4.00)	0.26	8.66	1.05
Earnings (loss) per ADS(4), diluted	(6.06)	(6.52)	(4.00)	0.22	8.46	1.02
Cash dividends per share(5)	—	—	1.11	—	—	—

	As of December 31,
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	88,908	42,464	38,931	471,969	615,875	74,413
Other current assets	3,343	45,932	20,580	37,223	54,991	6,644
Non-current assets	25,639	20,529	37,744	48,013	69,851	8,440
Total assets	117,890	108,925	97,255	557,205	740,718	89,496
Current liabilities	9,736	12,962	13,093	63,917	138,744	16,764
Minority interests	—	—	828	564	603	73
Series B preferred shares(6)	94,154	108,470	124,963	—	—	—
Total shareholders’ equity (deficit)	14,000	(12,507)	(41,629)	492,724	601,371	72,660

(1)	Share-based compensation was related to the associated operating expense categories as follows:

	For the Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$
	(unaudited)
	(in thousands)
Product development	—	5	131	411	550	67
Sales and marketing	—	1	27	136	188	23
General and administrative	—	16	304	1,036	1,220	147

	—	22	462	1,583	1,958	237

(2)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB8.2765 to US$1.00. See “Exchange Rate Information.”
(3)	On August 27, 2003, we resolved to distribute all of our equity interest in Home Inns & Hotels Management (Hong Kong) Limited to the then existing holders of our ordinary shares and Series A and Series B preferred shares on a pro rata as-converted basis based on the carrying value of the equity interest in the amounts of RMB1,782,559, RMB808,827 and RMB2,020,237, respectively.
(4)	Each ADS represents two ordinary shares.
(5)	The dividends recognized represent dividends totaling RMB27.3 million distributed out of our reserves in December 2002 to holders of ordinary shares, Series A preferred shares and Series B preferred shares on a pro rata as-converted basis. Dividends per share were calculated on the basis of 24,630,891 ordinary shares on an as-converted basis.
(6)	Prior to the forfeiture of the redemption feature in September 2003, Series B preferred shares were not included as part of shareholders’ equity as such shares were redeemable at the option of the holder.

Exchange Rate Information

We have published our financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2004 at US$1.00 : RMB8.2765, which was the noon buying rate in effect as of December 31, 2004. The prevailing rate at June 17, 2005 was US$1.00 : RMB8.2765. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
December	8.2765	8.2765	8.2767	8.2765
2005
January	8.2765	8.2765	8.2765	8.2765
February	8.2765	8.2765	8.2765	8.2765
March	8.2765	8.2765	8.2765	8.2765
April	8.2765	8.2765	8.2765	8.2765
May	8.2765	8.2765	8.2765	8.2765
June (through June 17)	8.2765	8.2765	8.2765	8.2765

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

A large part of our business is currently driven by the trends that occur in the travel industry in China, including the hotel, airline and packaged-tour industries. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	a recurrence of SARS or any other serious contagious diseases;

•	increased prices in the hotel, airline, or other travel-related industries;

•	increased occurrence of travel-related accidents;

•	terrorist attacks or threats of terrorist attacks or wars;

•	poor weather conditions; and

•	natural disasters.

We could be severely affected by changes in the travel industry and will, in many cases, have little or no control over those changes.

If we are unable to maintain existing, and establish new arrangements with hotel suppliers similar to those we currently have, our business may suffer.

If we are unable to maintain satisfactory relationships with our existing hotel suppliers, or if our hotel suppliers establish similar or more favorable relationships with our competitors, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on terms similar to those we currently have. Furthermore, in order to maintain and grow our business, we will need to establish new arrangements with hotels in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and, consequently, the price of our ADSs.

If we are unable to maintain existing arrangements with our airline ticket suppliers, our business may be harmed.

We derive significant benefits, including revenues, from our arrangements with major domestic airlines in China and many international airlines operating flights originating from China. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, these airlines also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. We cannot assure you that any of these airlines will continue to have supplier relationships with us. The loss of these supplier relationships would impair the profitability of our business as we would lose an increasingly significant source of our net revenues.

If we fail to increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed.

We believe that establishing, maintaining and enhancing the Ctrip brand is a critical aspect of our efforts to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry. The promotion of our brand will depend largely on our success in maintaining a sizeable and active customer base, providing high-quality customer service and organizing effective marketing and advertising programs. If our current customer base significantly declines, or the quality of our customer services substantially deteriorates, or if we fail to cost-effectively promote and maintain our brand, our business, operating results and financial condition would be materially adversely affected.

New competitors face low entry barriers to our industry, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We compete primarily with other consolidators of hotel accommodations and flight reservation services based in China, such as eLong, Inc., which raised significant amount of funds in its initial public offering in 2004 and secured the financial backing of InterActiveCorp. We also compete with traditional travel agencies.

In the future, we may also face competition from new players in the hotel consolidation market in China and abroad that may enter China in the future. We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. Our industry is characterized by relatively low fixed costs. In addition, like all other consolidators, we do not have exclusive arrangements with our travel suppliers. The combination of these two factors presents potential entrants to our industry with relatively low entry barriers.

Increased competition could reduce our operating margins and profitability and result in loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources or name recognition, and may be able to imitate and adopt our business model. We cannot assure you that we will be able to successfully compete against new or existing competitors.

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

Our customer service center and substantially all of our computer and communications systems are located at a single facility in Shanghai and are therefore vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, sabotage, vandalism, natural disasters and similar events. We currently do not have backup systems and do not carry business interruption insurance to compensate us for losses that may occur.

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

Our future success depends heavily upon the continued services of our key executives, particularly James Jianzhang Liang, Neil Nanpeng Shen and Min Fan, who are the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively, of our company. We rely on their expertise in business operations, finance and travel services and on their relationships with our shareholders, suppliers and regulators. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them or at all. Therefore, our business may be severely disrupted and we may incur additional expenses to recruit and train personnel, our financial condition and results of operations may be materially and adversely affected.

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers. Each of our executive officers has entered into an employment agreement with us that contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you of the extent to which any of these agreements would be enforced in China, where most of these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

Chinese laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and Internet content provision businesses, and substantial uncertainties exist with respect to the application and implementation of Chinese laws and regulations.

We are a Cayman Islands company and a foreign person under Chinese law. Due to foreign ownership restrictions in the air-ticketing, travel agency, advertising and Internet content provision industries, we conduct part of our business through contractual arrangements with our affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations.

In the opinion of our Chinese counsel, our current ownership structure, the ownership structure of our wholly-owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly-owned subsidiaries, our affiliated Chinese entities and their shareholders, and our business operations, are in compliance with existing Chinese laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future Chinese laws and regulations. Accordingly, we cannot assure you that Chinese government authorities will not ultimately take a view contrary to the opinion of our Chinese legal counsel.

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

As the Chinese government restricts foreign ownership of Internet content provision, air-ticketing, travel agency and advertising businesses in China, we depend on our affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non-hotel reservation business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities. Although we have been advised by our Chinese counsel that these contractual arrangements are valid, binding and enforceable under current Chinese laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing, packaged-tour or advertising business in an acceptable manner. In any such event, we would have to rely on the Chinese legal system for the enforcement of those agreements, which could be uncertain. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business.

Our director, Qi Ji, and our officers, Min Fan and Jianmin Zhu, are also the principal shareholders of our affiliated Chinese entities. Thus, conflicts of interest between their duties to our company and our affiliated entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act entirely in our interests or that conflicts of interest will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the Chinese legal system for the enforcement of these agreements, which could be uncertain. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

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

The Chinese government regulates the air-ticketing, travel agency, advertising and Internet industries. If we fail to obtain or maintain all pertinent permits and approvals or if the Chinese government imposes more restrictions on these industries, our business may be adversely affected.

The Chinese government regulates the air-ticketing, travel agency, advertising and Internet industries. We are required to obtain applicable permits or approvals from different regulatory authorities to conduct our business, including separate licenses for Internet content provision, air-ticketing, advertising and travel agency activities. If we fail to obtain or maintain any of the required permits or approvals, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

The Civil Aviation Administration of China, or CAAC, regulates pricing of airline tickets as well as commissions payable to air-ticketing agencies. In March 2004, the Eastern China branch of CAAC restated a policy that limits the maximum commission payable to an air-ticketing agency for an airline ticket issued in eastern China to 3% of the ticket price. If similar or more restrictive policies are adopted by this regional branch or any other regional branch of CAAC, our air-ticketing revenues may be adversely affected.

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

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to go to court to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown rapidly during the last several years. We have rapidly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

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

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

A substantial portion of our revenues is represented by commissions which hotels pay us for room nights booked through us. Generally, we do not receive payment from our customers on behalf of our hotel suppliers, as our customers pay hotels directly. To confirm whether a customer adheres to the booked itinerary, we routinely make inquiries with the hotel and, occasionally, with the customer. We rely on the hotel and the customer to give us truthful information regarding the customer’s check-in and check-out dates, which information forms the basis for calculating the commission we are entitled to receive from the hotel. If our hotel suppliers or customers provide us with untrue information with respect to our customers’ length of stay at the hotels, our hotel revenue may decrease.

As we gradually expand into the merchant business, we may suffer losses if we are unable to predict the amount of inventory we will need to purchase.

We have gradually established limited merchant business relationships with selected travel service suppliers, particularly for our packaged-tour products. In the merchant business relationship, we buy hotel rooms and/or airline tickets before selling them to our customers and thereby incur inventory risk. If we are unable to correctly predict demand for hotel rooms and airline tickets that we are committed to purchase, we would be responsible for covering the cost of the hotel rooms and airline tickets we are unable to sell, and our financial condition and results of operations would be adversely affected.

If tax benefits available to our subsidiaries in China are reduced or repealed, our results of operations could suffer.

Pursuant to applicable tax laws in China, companies established in China are generally subject to an enterprise income tax, or EIT, at a statutory rate of 33%. Our subsidiary, Ctrip Computer Technology, is currently entitled to a 15% EIT rate because it has been classified as a “new and high-technology enterprise.” In addition, our subsidiary, Ctrip Travel Information, is currently entitled to a 15% EIT rate due to its registration in the Pudong Economic Development Zone, which rate is further reduced by 50% for each of the years from 2005 to 2007 because it has been classified as a “software enterprise.” Our subsidiaries’ eligibility for the preferential tax treatment is subject to annual re-assessment by relevant government authorities. There is no assurance that our subsidiaries in China will continue to receive such or any other preferential tax treatment. If our subsidiaries are required to pay the statutory rate of 33% or other similar rate as a result of the Chinese government’s change of applicable policies, our results of operations would be adversely affected.

We may be subject to additional business tax for our hotel reservation services.

Some of our hotel reservation services customers prepay for their expected hotel stays. They pay us the entire amount of hotel charges before checking in. As a result, we issue them invoices representing the entire amount of their expected hotel charges. Although we recognize as revenue only our hotel commissions, we cannot assure that, in these cases, the Chinese tax authorities will not deem the entire invoiced amount as our revenue and impose business tax on such amount. Payment of business tax on the full amounts represented by these invoices may have a material adverse effect on our financial condition and results of operations.

We may be subject to litigation for information provided on our websites, which may be time-consuming to defend.

Our websites contain information about hotels, flights, popular vacation destinations and other travel-related topics. It is possible that if any information, accessible on our websites, contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any such claims, with or without merit, could be time-consuming and costly to defend, result in litigation and divert management’s attention and resources.

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.

We conduct a portion of our transactions through our websites. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, credit card information, personal information and billing addresses) over public networks is essential to maintain consumer and supplier confidence. Our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer or supplier information and could harm our reputation and ability to attract customers.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

If our business continues to expand, we will need to hire additional employees, including travel supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our websites, customer service center and systems, and customer service representatives to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our websites and customer service center may have negative experience and turn to our competitors, which could adversely affect our business and results of operations.

The recurrence of SARS and other similar outbreaks may materially and adversely affect our business and operating results.

In early 2003, several economies in Asia, including Hong Kong and China, were affected by the outbreak of Severe Acute Respiratory Syndrome, or SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Although none of our employees was infected with SARS, our business and operating results were adversely affected. Total room nights booked through us decreased from over 131,000 and over 122,000 in May 2002 and June 2002, respectively, to over 36,000 and over 109,000 in May 2003 and June 2003, respectively.

If there is a recurrence of an outbreak of SARS or any similar outbreak of other contagious diseases, it may adversely affect our business and operating results. For example, a future SARS outbreak could result in quarantines or closures to our customer service center in Shanghai if our employees are infected with SARS. In addition, ongoing concerns regarding SARS or any other contagious disease, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of SARS or any similar outbreak of other contagious diseases, travel to and from SARS-affected regions could be curtailed. Continued or additional restrictions on travel to and from these and other regions on account of SARS could have a material adverse effect on our business and operating results.

Our quarterly results are likely to fluctuate because of seasonality in the travel industry in China.

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. For example, the first quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to a slowdown in business activity around and during the Chinese New Year holiday, which occurs during the period. Consequently, our revenues may fluctuate from quarter to quarter.

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

We face a greater risk of doubtful accounts as our corporate travel business increases in scale.

As we have recently begun to provide travel booking services to corporate customers which generally request credit terms, we expect our accounts receivable to increase. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding accounts receivable from our corporate travel service customers. As a result, we may face a greater risk of non-payments in our accounts receivable and, when our corporate travel business grows in scale, we may need to make increased provisions for doubtful accounts. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our accounts receivable.

If we account for employee share options using the fair value method, such accounting treatment could significantly reduce our net income.

The Financial Accounting Standard Board, or FASB, recently issued FASB Statement No. 123(R), Share-Based Payment, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual period after June 15, 2005 based on the vesting terms of the share-based awards. Currently, we record share-based compensation to the extent that the fair value of the shares on the date of grant exceeds the exercise price of the option. We recognize compensation expense over the related vesting periods. Beginning in 2006, we could have ongoing accounting charges significantly greater than those we would have recorded under our current method of accounting for share options.

Failure to achieve and maintain effective internal controls could have a material adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in its annual report that contains an assessment by management of the effectiveness of such company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Management may not conclude that our internal control over our financial reporting is effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if such firm is not satisfied with our internal control over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. In addition, during the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Although the exchange rate between RMB and the U.S. dollar has been effectively pegged by the People’s Bank of China since 1994, there can be no assurance that RMB will remain pegged to the U.S. dollar, especially in light of the significant international pressure on the Chinese government to permit the free floatation of the RMB, which could result in an appreciation of RMB against the U.S. dollar. Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. Any significant revaluation of RMB may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency.

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

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice states that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also states that the approval of the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of a PRC company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities.

In April 2005, SAFE issued another public notice further explaining the January notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. It is possible that our contractual arrangements with our affiliated Chinese entities may be deemed as acquisitions within the meaning set forth in the SAFE notices. Failure to comply with the registration procedures set forth therein may result in a restriction on the PRC company’s ability to distribute profits to its offshore parent company.

As it is uncertain how the SAFE notices will be interpreted or implemented, we cannot predict how they will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends. In addition, if we decide to acquire a PRC company, we cannot assure you that we or the owners of such company, as the case may be, will be able to complete the necessary approval, filings and registrations for the acquisition. This may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

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

We conduct our business primarily through our wholly-owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. In addition, we depend on several affiliated entities in China to honor their service agreements with us. Almost all of these agreements are governed by Chinese law and disputes arising out of these agreements are expected to be decided by arbitration in China. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

Our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.

If the PRC tax authorities were to determine that the contractual arrangements between Ctrip Computer Technology and our affiliated Chinese entities were not made on an arm’s length basis and constituted a favorable transfer pricing, they could request that our affiliated Chinese entities make an upward adjustment to their respective taxable income for PRC income tax purposes, pay penalties for past underpayment of taxes, or terminate Ctrip Computer Technology’s preferential tax treatment. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operations.

The continued growth of Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operation under the administrative control and regulatory supervision of China’s Ministry of Information Industry. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These international gateways are the only channels through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure, China Telecom and China Netcom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

Risks Related to the Shares and ADSs

The future sales by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

If our shareholders sell substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In particular, our largest shareholder, Rakuten, Inc., has right to demand us to register part or all of its shares at any time and sell them subsequently.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933 or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933 or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, we may not be able to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly-owned subsidiaries and several affiliated entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced our business in June 1999. In March 2000, we established a new holding company, Ctrip.com International, Ltd., in the Cayman Islands as an exempt company with limited liability under the Cayman Islands Companies Law (2004 Revision), and soon thereafter, all of the shareholders of Ctrip.com (Hong Kong) Limited, our now directly and wholly-owned subsidiary, transferred their shares to the holding company in exchange for shares of the holding company. Since our inception, we have conducted substantially all of our operations in China. We operate as a foreign investment enterprise in China through the following wholly-owned subsidiaries:

•	Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;

•	Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information; and

•	Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network.

We also conduct part of our business in China through the following affiliated Chinese entities:

•	Beijing Ctrip International Travel Agency Co., Ltd. (formerly Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd.), or Beijing Ctrip, which holds domestic travel agency and air transport sales agency licenses;

•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds advertising and Internet content provider licenses;

•	Guangzhou Guangcheng Travel Agency Co., Ltd. (formerly Guangzhou Guangcheng Commercial Service Co., Ltd.), or Guangzhou Guangcheng, which holds domestic travel agency and air transport sales agency licenses;

•	Shanghai Huacheng Southwest Travel Agency Co., Ltd., or Shanghai Huacheng, which holds domestic travel agency and air transport sales agency license;

•	Shanghai Ctrip Charming International Travel Service Co., Ltd. (formerly Shanghai Cuiming International Travel Agency Co., Ltd), or Shanghai Ctrip Charming, which holds domestic and cross-border travel agency licenses; and

•	Shenzhen Shencheng Information Consulting Service Co., Ltd., or Shenzhen Shencheng, which holds an air transport sales agency license.

We formed Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns, in 2001 to expand our business line to include the hotel management service. Through a series of subsequent transactions, we reduced our interest in Home Inns to 31.16%. We spun off our remaining interest in Home Inns in August 2003 to focus on our core business of travel consolidation.

In December 2003, we completed the initial public offering of our ADSs, each of which representing two ordinary shares, and listed our ADSs on Nasdaq.

In December 2004, certain selling shareholders completed a public offering and sale of our ADSs owned by them.

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

B. Business Overview

We are a leading consolidator of hotel accommodations and airline tickets in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•	choose and reserve hotel rooms in cities throughout China and selected cities abroad;

•	book and purchase airline tickets for domestic and international flights originating from China; and

•	choose and reserve packaged-tours that include transportation and accommodations.

We target our services primarily at business and leisure travelers in China who do not travel in groups. This type of travelers, who are referred to in the travel industry as FITs and whom we refer to as independent travelers in this report, form a traditionally under-served yet fast-growing segment of the China travel market. We act as agent in substantially all of our transactions and generally do not take any inventory risks with respect to the hotel rooms and airline tickets booked through us. We derive our hotel reservation, air-ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, airline tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. We sold approximately 4.2 million hotel room nights in 2004. As of December 31, 2004, we had room supplier relationships with approximately 2,900 hotels in China and approximately 650 hotels abroad, which cover a broad range of hotels in terms of price and geographic location. We believe our ability to offer reservations at highly rated hotels is particularly attractive to our customers. The majority of our hotel suppliers fall into the three-, four- and five-star categories. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 95% of our revenues from our hotel reservation business in 2004.

We also believe that we are the largest consolidator of airline tickets in China in terms of the number of airline tickets booked and sold. We sold approximately 1.7 million tickets in 2004. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating from China. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through us directly or third-party agencies located in 39 major cities in China as of December 31, 2004.

We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24-hour customer service center and bilingual websites. In 2004, transactions effected through our customer service center accounted for approximately 70% of our transaction volume.

Products and Services

We began offering hotel reservation and air-ticketing services in October 1999. In 2004, we derived 78.0% of our revenues from the hotel reservation business and 17.8% of our revenues from the air-ticketing business. In addition, we offer other products and services including packaged-tours which are mostly bundled by us and which include transportation and hotel.

Hotel Reservations. Our hotel booking volume has increased substantially since our inception. The following table shows the total room nights we sold for the periods indicated.

	For Quarters Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(in ten thousands)
Room Nights	27	37	44	47	49	28*	75	88	85	105	113	119

*	Decrease primarily due to the SARS outbreak from March 2003 through June 2003.

We act as agent in substantially all of our hotel-related transactions. Our customers receive confirmed bookings and generally pay the hotels directly upon completion of their stays, and in general, we pay no penalty to the hotels if our customers do not check in. For some of our hotel suppliers, we earn pre-negotiated fixed commissions on hotel rooms we sell. For other hotels, we have commission arrangements that we refer to as the “ratchet system,” whereby our commission rate per room night is adjusted upward with the increase in the volume of room nights we sell for such hotel during such month.

We contract with hotels for rooms under two agency models, the “guaranteed allotment” model and the “on-request” model. Under our agreements with our hotel suppliers, hotels are generally required to offer us room prices that are lower than their published prices, and notify us in advance if they have promotional sales, so that we can lower our prices accordingly.

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

As of December 31, 2004, we had contracted with approximately 2,900 hotels in China, of which approximately 1,000 hotels have guaranteed room allotments, allowing us to sell rooms to our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a majority of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking.

Air-ticketing. We believe that we are the largest consolidator of airline tickets in China in terms of the number of airline tickets booked and sold. We have experienced a significant growth in our air-ticketing business since early 2002. The following chart shows the airline tickets we sold for the periods indicated.

	For Quarters Ended
	December 31, 2002*	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(in ten thousands)
Number of airline tickets sold	8	11	7**	18	24	31	38	49	54

*	Meaningful information concerning the number of airline tickets booked during the prior periods was not available.
**	Decrease principally due to the SARS outbreak from March 2003 through June 2003.

We sell airline tickets for all major domestic Chinese airlines, including Air China, China Eastern Airlines, China Southern Airlines and Shanghai Airlines and many international airlines operating flights that originate from cities in China, such as Northwest Airlines, Air Canada, DragonAir and Lufthansa.

In air-ticketing transactions, a customer generally pays the ticket delivery agent upon delivery of the ticket. The customer also has the option of picking up a ticket at the ticketing office or, for certain flights, obtaining an electronic ticket. Generally, the customer pays a penalty to the airline if he or she cancels the ticket for the flight. We have only recently begun offering electronic ticketing, or E-ticketing, services to our customers for flights on major domestic airlines such as Air China, China Southern Airlines and China Eastern Airlines. We believe that E-ticketing allows our consumers to book airline tickets and complete their trips more conveniently. In addition, we believe that E-ticketing allows us to execute air-ticketing transactions more efficiently. The airline industry, including airline ticket pricing, is regulated by CAAC. Therefore, we have no discretion in offering discounts on the airline tickets we sell. Our commission rate per ticket generally has increased as the total number of tickets we sell for an airline increases.

Packaged-tour. We offer independent leisure travelers bundled packaged-tour products, which include both air-ticketing and hotel reservations. Our packaged-tour products cover a variety of domestic and international destinations.

Other Products and Services. We offer travel-related businesses and other third parties the opportunity to advertise on our websites. We sell VIP membership cards that allow cardholders to enjoy certain priority in obtaining our services and receive discounts from many restaurants, clubs and bars in many cities in China. We also offer these membership cards free of charge to some of our customers who have purchased a certain amount of travel services from us. Other products and services accounted for a small portion of our total revenue in 2004.

Transaction and Service Platform

Our customers can reach us for their travel-related needs through either our toll-free customer service center or our bilingual websites located at www.ctrip.com and www.gotochina.com. In 2004, transactions executed through our customer service center and websites account for approximately 70% and 30%, respectively, of our total transactions.

Customer Service Center. Our centralized toll-free customer service center is located in Shanghai, China and is operated 24 hours a day and seven days a week. Customers can call our nationwide toll free number to consult with our customer service representatives, receive comprehensive, real-time hotel, flight and packaged-tour information and make travel bookings.

At our technically advanced facility, we have implemented comprehensive performance measures to monitor our calls to ensure that our customers will receive quality service. We have sufficient capacity to meet further increases in call volume. Nevertheless, if we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines and computer systems to handle increasing call volumes without the need to undertake system redesign to our existing systems.

As of December 31, 2004, we employed approximately 1,200 customer service representatives, all of whom participated in a formal training program before commencing work. These representatives efficiently access our information systems on behalf of customers to review a comprehensive list of the hotels and prices in individual markets, the flights to specified destinations, packaged-tour products and the related price information, while simultaneously advising our customers and making reservations for them. Unlike some companies in the United States that outsource their customer service to third-party call centers, our customer service representatives are in-house travel specialists.

Internet Websites. We have a Chinese-language website located at www.ctrip.com and an English-language website located at www.gotochina.com. Our proprietary booking software is integrated with our websites, allowing a customer to complete a booking within minutes. In addition, our customers can use our editorial content for researching destinations and travel tips.

Marketing and Brand Awareness

Through on-site promotions, strategic alliances, online marketing, advertising, telemarketing and our customer reward program, we have created a strong Ctrip brand that is commonly associated in China with value travel products and services and superior customer service. We will continue to use our focused marketing strategy to further enhance Ctrip’s brand awareness and acquire new customers.

On-Site Promotions. We have on-site promotion staff in approximately 37 major cities in China. Most of our on-site promotions staff have participated in a formal training program to learn how to market our products and services and promote our brand in an appropriate and effective way. Our staff distribute membership cards and introductory brochures at various locations including airports and train and bus stations. To date, our on-site promotions have proven to be an effective marketing channel for us.

Cross-Marketing. We have entered into cross-marketing relationships with major Chinese domestic airlines including Air China, China Southern Airlines, China Eastern Airlines and Shanghai Airlines, wireless service providers including China Mobile and China Unicom, and financial institutions including Bank of China, China Merchants Bank, Bank of Communications and Ping An Insurance.

Our airline partners recommend our products and services to their mileage program members, and allow their members to accumulate miles by staying at hotels booked through us. Our wireless service provider partners direct their subscribers requesting travel information to our customer service center through automatic call forwarding, or to our websites through an Internet link on their websites. In addition, our bank partners recommend our products and services to their debit or credit card holders, and we allow their debit or credit card holders to use their cards to settle their payments for travel products purchased from us. In September 2004, we and China Merchants Bank jointly launched a dual-currency travel credit card through which holders of the credit card may book hotels, airline tickets and packaged-tour products with us, and settle the payments in either RMB or U.S. dollars. The credit card holder is also entitled to certain VIP membership privileges with us.

Online Marketing. Our Chinese language website, www.ctrip.com, is among the most accessed and used online travel website in China. We pay many of the leading Internet search engines and portals in China to prominently feature our websites.

Advertising. We advertise in in-flight videos and magazines of several domestic airlines in China. Based on our experience, this is an effective advertising methods for increasing brand awareness and attracting new customers.

Customer Reward Program. To secure our customers’ loyalty and further promote our Ctrip brand, we provide our customers with a customer reward program. This program allows our customers to accumulate membership points calculated according to the services purchased by the customers. Our customers may then redeem these points for travel awards and other gifts.

Supplier Relationship Management

We have cultivated and maintained good relationships with our travel suppliers since our inception. We have a team of employees dedicated to enhance our existing travel supply arrangements and develop relationships with prospective travel suppliers. We prominently feature some of our hotel suppliers with which we have favorable arrangements on our websites as “specially recommended hotels.” Furthermore, we have developed an electronic confirmation system that enables participating hotel suppliers to receive our customer’s reservation information and confirm such reservation through our online interface with the hotel supplier. We believe that the electronic confirmation system is a cost-effective and convenient way for hotels to interface with us. We have not had any material disputes with our travel suppliers with respect to the amount of commissions to which we were entitled.

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

Competition

In the hotel consolidation market, we compete primarily with other consolidators of hotel accommodations, such as eLong, Inc., controlled by IAC/InterActiveCorp, which owns several online travel businesses, including Expedia, Hotels.com, Hotwire and the WWTE private label. We also compete with traditional travel agencies. We believe that the hotel room booking volume of our main competitors is significantly lower than ours. However, as the travel business in China continues to grow, we may face competition from new players in the hotel consolidation market in China and foreign travel consolidators that may enter the China market.

In the air-ticketing market, we compete primarily with other consolidators of airline tickets with a multi-province airline ticket sales and fulfillment infrastructure in China, including eLong, Inc. In the markets where we face local competition, our competitors generally conduct ticketing transactions in person, and not over the Internet or through customer service centers. Many local air-ticketing agencies are primarily involved in the wholesale business and do not directly serve individual travelers, who are our targeted customers. However, as the airline ticket distribution business continues to grow in China, we believe that more companies involved in the travel services industry may develop their services that compete with our air-ticketing business.

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

We have registered our domain names www.ctrip.com and www.gotochina.com with www.register.com and www.opensrs.net, respectively, and the domain name www.ctrip.com.cn with China Internet Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered the trademarks “Ctrip” and “ ” with the Trade Mark Office of the People’s Republic of China State General Administration for Industry and Commerce. We have also registered the trademark “ ” with the Registrar of Trade Marks in Hong Kong.

Chinese Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our affiliated PRC entities as well as certain independent air-ticketing agencies and travel agencies. Our director, Qi Ji, and our officers, Min Fan and Jianmin Zhu, all of whom are PRC citizens, directly or indirectly own all or most of the equity in our affiliated entities.

According to our PRC counsel, Commerce & Finance Law Offices, the ownership structures, businesses and operations of our subsidiaries and affiliated entities in China comply with all existing PRC laws, rules and regulations. In addition, no consent, approval or license other than those already obtained is required under the existing PRC laws, rules and regulations for such ownership structures, businesses and operations.

Restrictions on Foreign Ownership

Air-ticketing. According to the Administration on Civil Aviation Transporting Marketing Agency Business Regulations (1993) and relevant foreign investment regulations regarding to civil aviation business, it is our understanding that a foreign investor (excluding those qualified Hong Kong or Macau service providers) currently cannot own 100% of an air-ticketing agency in China.

Travel Agency. The principal regulation governing foreign ownership of travel agencies in China is the Establishment of Foreign-controlled and Wholly Foreign-owned Travel Agencies Tentative Provisions, as amended in February 2005. Currently, qualified foreign investors have been permitted to establish or own a travel agency upon the approval of the PRC government, subject to considerable restrictions as to its scope of business. For example, foreign travel agencies cannot arrange for the travel of persons from mainland China to Hong Kong, Macau, Taiwan or any other country. In addition, foreign travel agencies cannot establish branches.

Advertising. The principal regulation governing foreign ownership of advertising agencies in China is the Foreign Investment Industrial Guidance Catalogue (2004) and the Administrative Regulations Concerning Foreign Invested Advertising Enterprises (2004). Under these regulations, foreign investors (other than those qualified Hong Kong or Macau service providers who are currently permitted to own 100%) are currently allowed to own up to 70% of an advertising agency in China. Beginning on December 10, 2005, foreign investors will be permitted to own 100% of an advertising agency.

Internet Content Provision. The principal regulations governing foreign ownership of the Internet content provision business in China include:

•	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001); and

•	Foreign Investment Industrial Guidance Catalogue (2004).

Under these regulations, a foreign entity is prohibited from owning more than 50.0% of a PRC entity that provides value-added telecommunications services, which includes Internet content provision services.

General Regulation of Businesses

Air-ticketing. The air-ticketing business is subject to the supervision of CAAC and its regional branches. The principal regulation governing air-ticketing in China is the Administration on Civil Aviation Transporting Marketing Agency Business Regulations (1993).

Under these regulations, prior to May 19, 2005, an air-ticketing agency must obtain a permit from CAAC or its regional branch in every city in which the agency proposes to conduct its air-ticketing business. There are two types of air-ticketing permits in China: (i) for selling tickets for international flights and flights to Hong Kong, Macau and Taiwan, and (ii) for selling domestic tickets. Beginning from May 19, 2005, any entity which wishes to conduct the air-ticketing business in China must apply for an air-ticketing permit from the China National Aviation Transportation Association, which has yet to be established. Pending formation of the China National Aviation Transportation Association, relevant government agencies are not allowed to process new applications for air-ticketing permits.

In March, 2004, the Eastern China branch of CAAC restated the policy that limits the maximum commission payable to an air-ticketing agency for an airline ticket issued in Eastern China to 3% of the ticket price.

Travel Agency. The travel industry is subject to the supervision of the China National Tourism Administration and local tourism administrations. The principal regulations governing travel agencies in China include:

•	Administration of Travel Agencies Regulations (1996), as amended; and

•	Administration of Travel Agencies Regulations Implementing Rules (2004).

Under these regulations, a travel agency must obtain a license from the China National Tourism Administration to conduct cross-border travel business, and a license from the provincial-level tourism administration to conduct domestic travel agency business.

Advertising. The State General Administration of Industry and Commerce is responsible for regulating advertising activities in China. The principal regulations governing advertising (including online advertising) in China include:

•	Advertising Law (1994); and

•	Administration of Advertising Regulations (1987).

•	Implementing rules of the Administration of Advertising Regulations (2004).

Under these regulations, any entity conducting advertising activities must obtain an advertising permit from the local Administration of Industry and Commerce.

Internet Content Provision Service and Online Commerce. Our provision of travel-related content on our websites is subject to PRC laws and regulations relating to the telecommunications industry and Internet, and regulated by various government authorities, including the Ministry of Information Industry and the State General Administration of Industry and Commerce. The principal regulations governing the telecommunications industry and Internet include:

•	Telecommunications Regulations (2000);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2001); and

•	The Internet Information Services Administrative Measures (2000).

Under these regulations, Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain an Internet content provision license from the appropriate telecommunications authorities to conduct any commercial Internet content provision operations in China.

With respect to online commerce, there are no specific PRC laws at the national level governing online commerce or defining online commerce activities, and no government authority has been designated to regulate online commerce. There are existing regulations governing retail business that require companies to obtain licenses to engage in the business. However, it is unclear whether these existing regulations will be applied to online commerce.

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

Pursuant to the Foreign Currency Administration Rules, foreign investment enterprises in China may purchase foreign exchange without the approval of the State Administration for Foreign Exchange of the PRC for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by the State Administration for Foreign Exchange of the People’s Republic of China) to satisfy foreign exchange liabilities or to pay dividends. In addition, if a foreign company acquires a company in China, the acquired company will also become a foreign investment enterprise. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the State Administration for Foreign Exchange of the People’s Republic of China.

Dividend Distribution. The principal regulations governing distribution of dividends of wholly foreign-owned companies include:

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

C. Organizational Structure

The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
Ctrip Computer Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	China	100%
Ctrip.com (Hong Kong) Limited	Hong Kong	100%

We conduct a majority of our business through our wholly-owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency, advertising and Internet content provision businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements with our affiliated Chinese entities, including:

•	Beijing Ctrip;

•	Ctrip Commerce;

•	Guangzhou Guangcheng;

•	Shanghai Huacheng;

•	Shanghai Ctrip Charming; and

•	Shenzhen Shencheng.

Qi Ji, who is a co-founder and director of our company, Min Fan, who is a co-founder and Chief Operating Officer of our company, and Jianmin Zhu, who is a Vice President of our company, are principal owners of our affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint our President and Chief Financial Officer, Neil Nanpeng Shen, as attorney-in-fact to vote on all matters of our affiliated entities for a period of ten years until 2013.

D. Property, Plant and Equipment

Our customer service center, principal sales, marketing and development facilities and administrative offices are located on premises comprising approximately 8,100 square meters in an industry park in Shanghai, China. We own 2,514 square meters of our premises and lease part of the remaining area of our premises from a company controlled by the spouse of our Chief Executive Officer, James Jianzhang Liang. We have branch offices in Hong Kong, Beijing, Guangzhou and Shenzhen. We also maintain a network of sales offices in about 37 cities in China. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.

In February 2005, we entered into an agreement to acquire land use rights for approximately 16,670 square meters of land in the Shanghai Hong Qiao Lin Kong Economic Development Park. We plan to build a new information and technology center on the premises and move our principal executive offices, 24-hour customer service center, product development center and administrative and support facilities to the new premises. The aggregate investment for the new premises is estimated to range from approximately US$19 million to US$20 million to be paid over the period from 2005 until the completion of the construction of the new premises, which is expected to be around mid-2007.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Introduction — Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Overview

We are a leading consolidator of hotel accommodations and airline tickets in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also offer packaged-tour products and other products and services.

In 2004, we derived 78.0%, 17.8% and 3.0% of our revenues from our hotel reservation, air-ticketing and packaged-tour businesses, respectively.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Growth in the Overall Economy and Demand for Travel Services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China. According to the 2004 China Statistical Yearbook and the 2004 National Economic and Social Development Statistical Communiqué published by the National Bureau of Statistics, the gross domestic product, or GDP, of China grew from RMB8.9 trillion (US$1.1 trillion) in 2000 to RMB13.7 trillion (US$1.7 trillion) in 2004, representing a compound annual growth rate of 11.4%. GDP per capita in the same period rose from RMB7,086 (US$856) to RMB10,561 (US$1,276), representing a 10.5% compound annual growth rate. This growth led to a significant increase in the demand for travel services. According to the 2004 China Statistical Yearbook and the 2004 National Economic and Social Development Statistical Communiqué published by the National Bureau of Statistics, domestic tourism spending grew from RMB317.5 billion (US$38.4 billion) in 2000 to RMB471.1 billion (US$56.9 billion) in 2004, representing a compound annual growth of 10.4%. We anticipate that demand for travel services in China will continue to increase substantially in the foreseeable future as the economy in China continues to grow.

Seasonality in the Travel Service Industry. The travel service industry is characterized by seasonal fluctuations and accordingly our revenues may vary from quarter to quarter. To date, the third quarter of each year generally contributes the highest portion of our total revenues for the year, mainly because it coincides with the peak business and leisure travel season. The first quarter of each year generally contributes the smallest portion of our total revenues for the year due to reduced business activity during the Chinese New Year holiday. These seasonality trends are difficult to discern in our historical results because our revenues have grown substantially since inception. However, our future results may be affected by seasonal fluctuations in the use of our services by our customers.

Disruptions in the Travel Industry. Individual travelers tend to modify their travel plans based on the occurrence of events such as:

•	the outbreak of serious epidemics;

•	travel-related accidents;

•	bad weather;

•	natural disasters;

•	threats of war or incidents of terrorism;

•	general economic downturns; and

•	increased prices in the hotel, airline or other travel-related industries.

During the period from March 2003 through June 2003, the economies of several countries in Asia, including China, were severely affected by the outbreak of SARS. Our business and our operating results during that period were also adversely affected.

Major Factors Affecting Our Results of Operations

Revenues

Revenue Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our revenues grew from RMB6.9 million in 2000 to RMB354.0 million (US$42.8 million) in 2004, representing a compound annual growth rate of 167.6%.

We generate our revenues primarily from the hotel reservation and air-ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year Ended December 31,
	2002	2003	2004
Revenues:
Hotel reservation	91.9%	84.0%	78.0%
Air-ticketing	5.3	11.1	17.8
Packaged-tour*	0.4	2.6	3.0
Others	2.4	2.3	1.2

Total revenues	100.0%	100.0%	100.0%

*	Certain of our packaged-tour revenues in 2003 and 2004 were recorded on a gross basis. See “—Major Factors Affecting Our Results of Operations – Revenues – Packaged-tour.”

As we generally do not take ownership of the products and services being sold and act as agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

Because current PRC laws and regulations impose substantial restrictions on foreign ownership of air-ticketing, travel agency, advertising and Internet content provision businesses in China, we conduct part of our air-ticketing and packaged-tour businesses through our affiliated Chinese entities. Historically, we generated a portion of our revenues from fees charged to these entities. See “— Affiliated Chinese Entities” for a description of our relationship with these entities.

Hotel Reservation. Revenues from our hotel reservation business have been our primary source of revenue since our inception. In 2002, 2003 and 2004, revenues from our hotel reservation business accounted for RMB96.8 million, RMB153.4 million and RMB276.0 million (US$33.4 million), respectively, or 91.9%, 84.0% and 78.0%, respectively, of our revenues.

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

Air-Ticketing. Since early 2002, the air-ticketing business has been growing rapidly. In 2002, 2003 and 2004, revenues from our air-ticketing business accounted for RMB5.6 million, RMB20.3 million and RMB63.0 million (US$7.6 million), respectively, or 5.3%, 11.1% and 17.8%, respectively, of our revenues.

We conduct our air-ticketing business through Beijing Ctrip, Shanghai Huacheng, Guangzhou Guangcheng and Shenzhen Shencheng, all of which are our affiliated entities, as well as a network of independent air-ticketing service companies. Currently, we recognize revenue when a ticket is issued and delivered by one of our affiliated entities. Prior to July 1, 2003, when we charged Beijing Ctrip and Shanghai Huacheng in accordance with our contractual arrangements with them, we recognized the amount of such charge as revenue from our air-ticketing business. We generally receive a higher commission rate per ticket as the total number of tickets we sell for an airline increases, subject to any applicable regulatory restrictions.

Packaged-tour. Our packaged-tour business has grown rapidly in the past three years. In 2002, 2003 and 2004, revenues from our packaged-tour business accounted for RMB0.4 million, RMB4.8 million and RMB10.5 million (US$1.3 million). We conduct our packaged-tour business mainly through Shanghai Huacheng and Shanghai Ctrip Charming, an entity we acquired in the fourth quarter of 2003. Currently, Shanghai Huacheng and Shanghai Ctrip Charming receive referral fees from travel suppliers for packaged-tour products and services sold through our transaction and service platform. Referral fees are recognized as net revenues after the packaged-tour services are rendered. Shanghai Huacheng and Shanghai Ctrip Charming also, from time to time, act as principal in connection with the packaged-tour services provided by them. When Shanghai Huacheng and Shanghai Ctrip Charming act as principal, they recognize gross amounts received from customers as revenues after the packaged-tour services are rendered. Prior to July 1, 2003, however, when we charged Shanghai Huacheng in accordance with our contractual arrangements with it, we recognized the amount of such charge as revenue from our packaged-tour business.

Other Businesses. Our other business lines primarily consist of advertising services and sales of our VIP membership cards. We place our customers’ advertisements on our websites and in our introductory brochures. We sell VIP membership cards that allow cardholders to enjoy certain priority in obtaining our services and receive discounts from many restaurants, clubs and bars in many cities in China. We currently conduct the advertising business through Ctrip Commerce, and we recognize revenue when Ctrip Commerce renders advertising services. Prior to July 1, 2003, however, we recognized our advertising revenue when we charged Ctrip Commerce in accordance with our contractual arrangements with it. We recognize revenue from sales of our VIP membership cards when they are sold to customers.

Cost of Services

Cost of services are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation, telecommunication expenses and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 57.0%, 61.1% and 63.4% of our cost of services in 2002, 2003 and 2004, respectively. Telecommunication expenses accounted for 30.5%, 26.5% and 19.8% of our cost of services in 2002, 2003 and 2004, respectively.

Cost of services accounted for 13.7%, 14.8% and 14.5% of our net revenues in 2002, 2003 and 2004, respectively. We believe our relatively low ratio of cost of services to revenues is primarily due to competitive labor costs in China and relatively high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain.

Operating Expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses and share-based compensation.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain and monitor our transaction and service platform.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, commissions for our marketing partners for referring customers to us, production costs of marketing materials and membership cards and expenses associated with our membership reward program. Our sales and marketing expenses as a percentage of net revenues have declined over the past three years due to our more effective and focused marketing efforts.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, administrative office expenses, as well as professional service fees. General and administrative expenses as a percentage of net revenues have decreased over the past three years.

Share-based compensation is the difference, if any, between the estimated fair value of our ordinary shares and the amount an employee is required to pay to acquire the shares, as determined on the date the share option is granted. We amortize share-based compensation and charge it to expense over the three-year vesting period of the underlying options. We will adopt SFAS 123R beginning from January 1, 2006, and could have ongoing accounting charges significantly greater than those we would have recorded under our current method of accounting for share options.

Income Taxes and Financial Subsidies

Income Taxes. Pursuant to the applicable tax laws in China, companies established in China are generally subject to the state enterprise income tax, or EIT, at a statutory rate of 33%. Our subsidiary Ctrip Computer Technology is currently entitled to a 15% EIT rate because it has been classified as a “new and high technology enterprise.” Ctrip Computer Technology’s qualification as a “new and high technology enterprise” is subject to annual re-assessment by relevant government authorities. In addition, our subsidiary Ctrip Travel Information is currently entitled to a 15% EIT rate due to its registration in the Pudong Economic Development Zone, which rate is further reduced by 50% for each of the years from 2005 to 2007 because it has been classified as a “software enterprise.” Ctrip Travel Information’s qualification as a “software enterprise” is subject to annual re-assessment by relevant government authorities.

Financial Subsidies. In 2002, 2003 and 2004, our subsidiaries in China received business tax rebates in the form of financial subsidies from the government authorities in Shanghai in the amount of RMB783,900, RMB4,991,204 and RMB6,165,086 (US$744,890), respectively, which we recorded as other income. We cannot assure you, however, that our subsidiaries will continue to receive such business tax rebates or other financial subsidies in the future.

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

Revenue Recognition. We describe our revenue recognition policies in Note 2l to our consolidated financial statements. In considering Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” and Emerging Issues Task Force 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent,” we believe that our policies for revenue recognition and presentation of statement of operations are appropriate. The factors we have considered include whether we are able to achieve the pre-determined specific performance targets by travel suppliers for recognition of the incentive commissions in addition to the fixed-rate and our risk of loss due to obligations for cancelled hotel and airline ticket reservations. As we operate primarily as agent to the travel suppliers and our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal, we recognize commissions on a net basis.

Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. Statement of Financial Accounting Standards No. 142 provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For each of 2002, 2003 and 2004, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Customer Reward Program. We have a customer reward program as described in Note 2k to our consolidated financial statements included elsewhere in this annual report. Provisions of the customer reward program allow customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize a liability and corresponding expense for the related future obligations. As of December 31, 2003 and 2004, our provisions for the customer reward program were RMB4,708,670 and RMB10,462,103 (US$1,264,073), respectively. We estimate our liabilities under our customer reward program based on accumulated membership points and our estimate of probability of redemption. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense.

Share-Based Compensation. We have share option plans to grant share options to officers, directors, and employees of our company. We account for these plans under Accounting Principles Board Opinion No. 25, the intrinsic value approach, with the required disclosures under the related accounting guidance described in Note 2p to our consolidated financial statements included elsewhere in this annual report. For 2002, 2003 and 2004, we recognized share-based compensation under the share option plans in the amounts of RMB462,140, RMB1,583,409 and RMB1,958,022 (US$236,576), respectively. While we believe that the share-based compensation we recognized for the plans under Accounting Principles Board Opinion No. 25 is appropriate, changes in our assumptions, including estimated fair value of our ordinary shares, will result in an adjustment to our deferred share-based compensation and the corresponding share-based compensation. In December 2004, FASB issued FASB Statement No. 123(R), Share-Based Payment, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual period after June 15, 2005 based on the vesting terms of the share-based awards. Currently, we record share-based compensation to the extent that the fair value of the shares on the date of grant exceeds the exercise price of the option. We recognize compensation expense over the related vesting periods. Beginning in 2006, we could have ongoing accounting charges significantly greater than those we would have recorded under our current method of accounting for share options.

Loans to Directors and Officers. We make certain long-term loans to a director and two senior executives of our company for the purpose of establishing and/or acquiring several affiliated Chinese entities, which are used to facilitate our air-ticketing, packaged-tour, Internet content provision and advertising services, where foreign ownership is restricted. To the extent losses are incurred by these affiliated entities, we accrue for such losses by recording valuation allowances against the long-term loans to the director and senior executives. For 2002, 2003 and 2004, we did not record any valuation allowances for losses incurred by our affiliated Chinese entities. To the extent that the Chinese regulations change or the business conditions of these affiliated entities deteriorate, valuation allowances may be required. For more information about these loans, see “Major Shareholders and Related Party Transactions.”

Deferred Tax Valuation Allowances. We have not recorded any valuation allowances to reduce our deferred tax assets, as we believe that our deferred tax asset amounts are more than likely to be realized based on our estimate of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2003 and 2004, we recorded deferred tax assets of RMB541,300 and RMB1,009,403 (US$121,960), respectively. In 2002, we utilized deferred tax assets of RMB9,244,836, accumulated from our operations during prior years, primarily relating to net operating losses carry-forwards. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in RMB and as a percentage of net revenues.

	Year Ended December 31,
	2002		2003		2004
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)%
Revenues:
Hotel reservation	96,763	96.7	153,389	88.6	276,043	82.7
Airline ticketing	5,600	5.6	20,323	11.7	63,006	18.9
Packaged-tour*	432	0.4	4,789	2.8	10,480	3.1
Others	2,517	2.5	4,178	2.4	4,501	1.3
Less: Business tax and related surcharges	(5,264)	(5.2)	(9,532)	(5.5)	(20,209)	(6.1)
Net revenues	100,049	100.0	173,147	100.0	333,820	100.0

Cost of services	(13,673)	(13.7)	(25,654)	(14.8)	(48,475)	(14.5)

Gross profit	86,376	86.3	147,492	85.2	285,345	85.5

Operating expenses:
Product development	(13,365)	(13.4)	(20,684)	(11.9)	(37,959)	(11.4)
Sales and marketing	(32,308)	(32.2)	(47,571)	(27.5)	(72,863)	(21.8)
General and administrative	(15,702)	(15.7)	(19,191)	(11.1)	(36,401)	(10.9)
Share-based compensation	(462)	(0.5)	(1,583)	(0.9)	(1,958)	(0.6)
Amortization of goodwill and other intangible assets	(353)	(0.3)	(388)	(0.2)	(493)	(0.1)
Other expenses incurred for joint venture companies	(915)	(0.9)	—	—	—	—
Total operating expenses	(63,105)	(63.0)	(89,417)	(51.6)	(149,675)	(44.8)

Income (Loss) from operations	23,270	23.3	58,075	33.5	135,670	40.6

Interest income	319	0.3	401	0.2	5,543	1.7
Interest expense on short-term bank loan	(41)	(0.0)	—	—	—	—
Other income (expense)	1,015	1.0	5,093	2.9	4,470	1.3

Income (Loss) before income tax benefit (expense), minority interests and share of loss in joint venture companies	24,563	24.6	63,569	36.7	145,682	43.6

Income tax benefit (expense)	(10,043)	(10.0)	(10,249)	(5.9)	(12,517)	(3.7)
Minority interests	71	0.0	(79)	(0.0)	(39)	(0.0)
Share of income (loss) of joint venture companies	(398)	(0.4)	573	0.3	—	—

Net income (loss) for the period	14,194	14.2	53,814	31.1	133,126	39.9

*	Certain of our packaged-tour revenues in 2003 and 2004 were booked on a gross basis. See “—Major Factors Affecting Our Results of Operations – Revenues – Packaged-tour.”

2004 compared to 2003

Revenues

We had revenues of 354.0 million (US$42.8 million) in 2004, an increase of 93.8% over RMB182.7 million. This revenue growth was principally driven by the substantial volume growth in hotel room nights booked and air tickets sold in 2004.

Hotel Reservation. Revenues from our hotel reservation business increased by 79.9% to RMB276.0 million (US$33.4 million) in 2004 from RMB153.4 million in 2003, primarily as a result of the continued rapid growth in our hotel room nights sales volume, and to a lesser extent, the negative impact of SARS to our hotel reservation business in the first half of 2003. The total number of hotel room nights booked in 2004 was above 4.2 million compared to above 2.4 million in 2003.

Air Ticketing. Revenues from our air ticketing business increased substantially by 210.3% to 63.0 million (US$7.6 million) in 2004 from RMB20.3 million (US$2.5 million) in 2003, primarily due to strong growth of air tickets sales volume as we continued to expand our air ticketing capabilities significantly, and to a lesser extent, the negative impact of SARS to our air ticketing business in the first half of 2003. The total number of air tickets sold in 2004 was about 1.7 million, compared to about 610,000 in 2003.

Packaged-tour. Packaged-tour revenues increased substantially from RMB4.8 million in 2003 to RMB 10.5 million (US$1.3 million) in 2004, an increase of 118.8% as we continued growing our packaged-tour business. See “—Recognition of Packaged-tour Revenues.”

Other businesses. Revenues from other businesses increased by 7.7% from RMB4.2 million in 2003 to RMB4.5 million (US$543,792) in 2004, primarily due to increased sales of our advertising service and special marketing alliance projects in 2004.

Net Revenues

Our net revenues increased by 92.8% from RMB173.1 million in 2003 to RMB333.8 million (US$40.3 million) in 2004 as a result of our increased revenues in all of our business lines, partially offset by the resulting increase in business tax and related surcharges.

Cost of Services

Cost of services in 2004 increased by 88.8% to RMB48.5 million (US$5.9 million) from RMB25.7 million in 2003. This increase was primarily attributable to the hiring of additional customer service representatives and increased telecommunication expenses resulting from the overall expansion of our hotel reservation and air ticketing businesses.

Operating Expenses

Operating expenses in 2004 increased by 67.4% to RMB149.7 million (US$18.1 million) from RMB89.4 million in 2003, primarily due to a significant increase in product development expenses as well as sales and marketing and general and administrative expenses. However, operating expenses as a percentage of net revenues decreased from 51.6% in 2003 to 44.8% in 2004 as a result of our scalable and profitable business platform.

Product Development. Product development expenses increased by 83.6% to RMB38.0 million (US$4.6 million) in 2004 from RMB20.7 million in 2003, primarily due to increased salary and benefit expenses for the increased number of product development staff mainly in the air-ticketing and packaged-tour sectors.

Sales and Marketing. Sales and marketing expenses increased by 53.2% to RMB72.9 million (US$8.8 million) in 2004 from RMB47.6 million in 2003, primarily because of increased salary and benefit expenses for the increased number of sales and marketing staff, increased expenses in connection with our customer reward program, advertisements and commission payments to our marketing partners.

General and Administrative. General and administrative expenses increased by 89.6% to RMB36.4 million (US$4.4 million) in 2004 from RMB19.2 million in 2003, primarily due to increased salary and benefits for the increased number of general and administrative staff and increased professional service fees.

Share-based Compensation. Share-based compensation increased by 25.0% to RMB2.0 million (US$236,576) in 2004 from RMB1.6 million in 2003, primarily due to the effect of amortization of share-based compensation expenses associated with share options issued in 2003.

Amortization of Goodwill and Other Intangible Assets. Amortization expenses increased by 27.0% to RMB0.49 million (US$59,554) in 2004 from RMB0.39 million in 2003, primarily due to amortization expenses related to our acquisition of Shanghai Ctrip Charming in September 2003.

Interest Income. Interest income increased tremendously to RMB5.5 million (US$669,670) in 2004 from RMB400,557 in 2003 because of the increase in our cash balance and the increase in the interests rates of our bank deposits.

Other Income. Other income decreased by 11.8% to RMB4.5 million (US$540,080) in 2004 from RMB5.1 million in 2003, primarily due to an increase in other expenses, offset in part by the higher amount of financial subsidies we received in 2004.

Income Tax Expense. Income tax expense was RMB12.5 million (US$1.5 million) in 2004, an increase of 22.5% over RMB10.2 million in 2003, primarily because of the increase of our taxable income in 2004. Our effective income tax rate in 2004 was lower than 2003 because a substantial portion of our income was generated by Ctrip Travel Information, which was exempted from paying EIT in 2004.

Net Income

Net income increased by 147.4% to RMB133.1 million (US$16.0 million) in 2004 from RMB53.8 million in 2003, as a result of the factors discussed above.

2003 compared to 2002

Revenues

We had revenues of RMB182.7 million in 2003, an increase of 73.5% over RMB105.3 million in 2002. This revenue growth was principally driven by the substantial volume growth in hotel room nights booked and air tickets sold in 2003.

Hotel Reservation. Revenues from our hotel reservation business increased by 58.5% to RMB153.4 million in 2003 from RMB96.8 million in 2002, primarily as a result of the continued rapid growth in our hotel room nights sales volume. The total number of hotel room nights booked in 2003 was above 2.4 million, compared to above 1.6 million in 2002.

Air Ticketing. Revenues from our air ticketing business increased substantially by 262.9% to RMB20.3 million in 2003 from RMB5.6 million in 2002, primarily due to strong growth of air tickets sales volume as we expand our air ticketing capabilities significantly and an increase in the average commission per air ticket sold between these two years. The total number of air tickets sold in 2003 was about 610,000, compared to about 80,000 in 2002.

Packaged-tour. Packaged-tour revenues increased substantially from RMB0.4 million in 2002 to RMB4.8 million in 2003 as we started to make inroads into the packaged-tour business and some of the packaged-tour revenues in 2003 in the amount of RMB 3.9 million were booked on a gross basis as a result of our packaged-tour services provided by Shanghai Ctrip Charming and Shanghai Huacheng in 2003. See “—Major Factors Affecting Our Results of Operations – Revenues – Packaged-tour.”

Other businesses. Revenues from other businesses increased by 66.0% from RMB2.5 million in 2002 to RMB4.2 million in 2003, primarily due to the increased sales of our advertising services and VIP membership cards in 2003.

Net Revenues

Our net revenues increased from RMB100.0 million in 2002 to RMB173.1 million in 2003 as a result of our increased revenues in all of our business lines, partially offset by the resulting increase in business tax and related surcharges.

Cost of Services

Cost of services in 2003 increased by 87.6% to RMB25.7 million from RMB13.7 million in 2002. This increase was primarily attributable to the hiring of additional customer service representatives and increased telecommunication expenses resulting from the overall expansion of our hotel reservation and air ticketing businesses.

Operating Expenses

Operating expenses in 2003 increased by 41.7% to RMB89.4 million from RMB63.1 million in 2002, primarily due to a significant increase in product development expenses as well as sales and marketing expenses. However, operating expenses as a percentage of net revenues decreased from 63.0% in 2002 to 51.6% in 2003 as a result of our scalable and profitable business platform. This business platform provides us with a high degree of operational leverage, which enhances our profitability and makes us more resilient in managing industry downturns. Even during the SARS period in the second quarter of 2003, despite revenues being down by 42% from the first quarter of 2003, we still managed to have almost breakeven operating income.

Product Development. Product development expenses increased by 54.8% to RMB20.7 million in 2003 from RMB13.4 million in 2002, primarily due to the hiring of additional staff to expand our travel supplier network.

Sales and Marketing. Sales and marketing expenses increased by 47.2% to RMB47.6 million in 2003 from RMB32.3 million in 2002, primarily because of increased expenses in connection with our increased salary and benefit expenses for sales and marketing staff, our customer reward program, production of marketing material, as well as commission expenses paid to our business partners.

General and Administrative. General and administrative expenses increased by 22.2% to RMB19.2 million in 2003 from RMB15.7 million in 2002, primarily due to increased salary and benefits associated with hiring of additional general and administrative staff.

Share-based compensation. Share-based compensation increased substantially to RMB1.6 million in 2003 from RMB0.5 million in 2002, due to the issuance of additional share options in 2003.

Amortization of Goodwill and Other Intangible Assets. Amortization expenses increased by 9.9% to RMB388,156 in 2003 from RMB353,241 in 2002. This increase was mainly due to amortization expenses of intangible assets in connection with our acquisition of Shanghai Ctrip Charming in September 2003.

Interest Income and Expenses. Interest income increased to RMB400,557 in 2003 from RMB319,230 in 2002 because of the increase in our bank deposits. We incurred no interest expenses in 2003 as we did not have any bank loan in 2003.

Other Income. Other income increased substantially to RMB5.1 million in 2003 from RMB1.0 million in 2002, because we received more financial subsidies including certain special subsidies granted for entities impacted by SARS from the government authorities in Shanghai in 2003.

Income Tax Expense. Income tax expense was RMB10.2 million in 2003, which was nearly unchanged from 2002, primarily because Ctrip Computer Technology received approval from the relevant government authorities in Shanghai to enjoy a preferential EIT rate of 15% for 2003. Ctrip Travel Information, which was established in early 2003, is also entitled to a preferential EIT rate of 15%.

Net Income

Net income increased by 279.1% to RMB53.8 million in 2003 from RMB14.2 million in 2002, primarily due to an increase in income from operations, supplemented by a more favorable EIT rate in 2003.

B. Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	Year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	23,427	74,143	161,500	19,513
Net cash provided by (used in) investing activities	3,427	(12,188)	(13,089)	(1,582)
Net cash provided by (used in) financing activities	(30,425)	369,609	(4,311)	(521)
Net increase (decrease) in cash and cash equivalents	(3,532)	433,038	143,907	17,387
Cash and cash equivalents at beginning of year	42,464	38,931	471,969	57,025
Cash and cash equivalents at end of year	38,931	471,969	615,875	74,413

Net cash provided by operating activities was RMB161.5 million (US$19.5 million) in 2004 compared to RMB74.1 million in 2003, primarily due to the increase in our net revenue resulting from our increased transaction volume, coupled with the increased operating margin.

Net cash used in investing activities amounted to RMB13.1 million (US$1.6 million) in 2004, compared to net cash used in investing activities of RMB12.2 million in 2003. This change was due to our purchase of additional servers, workstations, computers, computer software and other items related to our network infrastructure in 2004.

Net cash used in financing activities amounted to RMB4.3 million (US$0.5 million) in 2004, compared to net cash provided by financing activities of RMB 369.6 million in 2003. This change is primarily attributable to the facts that we received RMB368.7 million net proceeds from our initial public offering in 2003 and paid the expenses related thereto in 2004, partly offset by the proceeds we received in connection with employee share option exercises in 2004.

Capital Resources. We have financed our capital expenditure requirements with cash flows from operations and through the sale of our Series A preferred shares and Series B preferred shares and our initial public offering in 2003.

Our principal capital expenditures for 2002, 2003 and 2004 consisted of purchases of servers, workstations, computers, computer software, and other items related to our network infrastructure for a total of approximately RMB13.2 million, RMB9.4 million and RMB14.9million (US$1.8 million), respectively. Our capital expenditures in 2002 included RMB7.2 million we spent to purchase part of our premises in Shanghai.

Our capital expenditure plans for 2005 have not yet been fixed, but we expect to spend approximately RMB66.2 million (US$8.0 million), primarily for purchases of additional information technology-related equipment and software and also in connection with our February 2005 acquisition of land use rights for approximately 16,670 square meters of land in the Shanghai Hong Qiao Lin Kong Economic Development Park. We plan to build a new information and technology center on the premises and move our principal executive offices, 24-hour customer service center, product development center and administrative and support facilities to the new premises. The aggregate investment for the new premises is estimated to range from approximately US$19 million to US$20 million to be paid over the period from 2005 until the completion of the construction of the new premises, which is expected to be around mid-2007. Capital expenditures in 2005 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

As of December 31, 2004, our primary source of liquidity was RMB615.9 million (US$74.4 million) of cash. We have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2002 to December 31, 2004 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Contractual Obligations

We have entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases. The following sets forth our commitments under operating leases as of December 31, 2004:

	Office Premises	Equipment and Others	Total
	(in RMB thousands)
Less than 1 year	4,306	9,418	13,724
1 – 3 years	3,624	1,553	5,177
3 – 5 years	—	676	676
More than 5 years	—	—	—

Other than the leasing obligations set forth above, we do not have any long-term commitments.

G. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses, including rent for our Hong Kong office and salaries of employees located in Hong Kong, are denominated in foreign currencies while almost all of our revenue is denominated in RMB. As we hold assets dominated in U.S. dollars, including our bank deposits, any appreciation of the RMB against the U.S. dollar could result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk.

H. Recent Accounting Pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-06”). EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common shares that entitle the holder to participate in dividends and earnings of the company. In addition, EITF No. 03-06 provides further guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings per share. EITF No. 03-06 is effective for the quarter ending June 30, 2004. The Company has adopted EITF No. 03-06 for the year ended December 31, 2004 and has retroactively applied the consensus in determining the earnings per share for year ended December 31, 2002 and 2003 (see Note 18).

In March 2004, the EITF reached a consensus on Issue No. 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF No. 03-01”). EITF No. 03-01 provides recognition and measurement guidance on the meaning of other-than-temporary impairment and its application to certain investments carried at cost, including investments in marketable securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Additionally, EITF No. 03-01 provides disclosure requirements of the investor when determining if an investment is impaired. The recognition and measurement guidance in EITF No. 03-01 has been postponed but the disclosure requirement under the EITF are effective for financial statements for 2004. The adoption of the recognition and measurement requirements of EITF No. 03-01 will not have a material effect on the Company’s financial position or results of operations.

In June 2004, the EITF reached a consensus on Issue No. 02-14 “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means” (“EITF No. 02-14”). EITF No. 02-14 provides guidance that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock. EITF No. 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF No. 02-14 will not have a material effect on the Company’s historical financial position or results of operations.

In September 2004, the EITF reached a consensus on Issue No. 04-01 “Accounting for Pre-existing Relationships between the Parties to a Business Combination” (“EITF No. 04-01”) and states that the consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement of the pre-existing contractual relationship occurred. Additionally, the EITF provides guidance on the measurement and recognition of the pre-existing relationship. The provisions of EITF No. 04-01 are applicable to business combinations completed in reporting periods after October 13, 2004. The adoption of EITF No. 04-01 did not have a material effect on the Company’s financial position or results of operations.

On December 15, 2004, the FASB issued Statement No. 153, “Exchanges of Non monetary Assets, an amendment of APB Opinion No. 29” (SFAS No. 153). SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No. 153 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material impact on the Company’s financial position or results of operation.

In December 2004, the FASB issued its final standard on “Accounting for Share-Based Compensation”, FASB Statement No. 123R (revised 2004), Share-Based Compensation (“SFAS 123R”), which requires public companies to expense the value of employee share options and similar awards. This Statement supersedes APB No. 25. Under SFAS123R, share-based compensation will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. SFAS 123R is effective for public companies for annual periods beginning after June 15, 2005 and applies to all outstanding and unvested share-based payment awards at a company’s adoption date. Under SFAS 123R, the Company could select from three transition methods: (1) The modified prospective method, where the expenses related to unvested but still outstanding options as calculated under the original SFAS 123 be charged to expense without any change in measurement (2) A variation of the modified prospective method, where in addition to (1), it allow restatement for prior interim periods using its prior SFAS 123 pro forma disclosure amounts; and (3) The modified retrospective method, where all prior period financial statements are retroactively restated based on pro forma disclosures as calculated under the original SFAS 123R. All options issued after adoption of SFAS 123R should be accounted for under that standard. The Company plans to adopt SFAS 123R beginning January 1, 2006, with no restatement of interim periods or annual periods prior to the effective date. Upon adoption, the Company will recognize share-based compensation relating to the unvested portion of the outstanding grants based on the fair value of the options as determined under SFAS No. 123 as disclosed in Note 2(19). New options to be issued after the effective date will be recognized based on the provisions of SFAS 123R.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names of our current directors and executive officers, their ages as of the date of this report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	35	Co-founder; Chairman of the Board; Chief Executive Officer
Neil Nanpeng Shen	37	Co-founder; President; Chief Financial Officer; Director
Gabriel Li(1)	37	Deputy Chairman of the Board
JP Gan(1)	33	Director
Suyang Zhang(2)	46	Director
Qi Ji	38	Co-founder; Director
Robert Stein(1)	43	Director
Yoshihisa Yamada(2)	41	Director
Min Fan	40	Co-founder; Chief Operating Officer
Victor Shengli Wang	50	Vice President
Han Ding	37	Vice President
Jianmin Zhu	36	Vice President
Maohua Sun	33	Vice President
James Lan Tang	37	Vice President

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

Each of the foregoing directors will hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

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

Neil Nanpeng Shen is one of the co-founders of our company. Mr. Shen has served as Chief Financial Officer since 2000 and executive director since our inception. He became President of our company in August 2003. Prior to founding Ctrip, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. He was a director at Deutsche Bank Hong Kong where he worked from 1996 to 1999. Prior to 1996, he had worked at Chemical Bank, Lehman Brothers and Citibank in various investment banking areas. Mr. Shen is currently Deputy Chairman of Home Inns. He has been appointed as an independent director of Focus Media Holding Limited, a China-based media advertising company, since December 2004. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.

Gabriel Li has served at different times on our board of directors since 2000. Mr. Li has been Deputy Chairman of our board since August 2003. Mr. Li is a managing director of Orchid Asia Group Management Co., LLC. Mr. Li was a managing director of The Carlyle Group from December 2002 to October 2003. Prior to rejoining The Carlyle Group, he was a managing director of Robertson Stephens Private Equity Growth in San Francisco in 2002. Prior to that, Mr. Li had worked as a director at The Carlyle Group from 2000 to 2002, a partner at Orchid Asia Holdings, LLC from 1997 to 2000 and an associate at McKinsey & Co. in Hong Kong and Los Angeles from 1994 to 1997. Mr. Li graduated summa cum laude from the University of California at Berkeley and received his Masters of Science from the Massachusetts Institute of Technology and Masters of Business Administration from the Stanford Business School.

JP Gan has served as our director since 2002. Mr. Gan is the Senior Vice President in charge of finance at KongZhong Corporation, a Nasdaq listed company and a provider of 2.5G wireless interactive entertainment, media and community services. Prior to joining Kong Zhong, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked in Price Waterhouse in the United States from 1994 to 1997. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Graduate School of Business and his Bachelor of Business Administration from the University of Iowa. He is a Certified Public Accountant in the United States.

Suyang Zhang has served as our director since November 2004. He previously served as our director from December 1999 to June 2004. Mr. Zhang is currently a Vice President of IDG Technology Venture Investment Inc., where he has worked since 1996, and General Manager of Shanghai Pacific Technology Venture Fund Co., Ltd., where he has worked since 1994. Mr. Zhang has led his firms’ investments in a number of high-tech projects in the areas of electronics, telecommunications and software in recent years. He previously served as a Division Manager of Shanghai Bell, Deputy Director of Shanghai Telephone Equipment Manufacturing Company, and General Manager of Shanghai Vantone Industrial Co. Ltd. He currently serves on the boards of several companies, including Home Inns and Baud Data Communications Co., Ltd. Mr. Zhang holds a Bachelor of Electronics Engineering from Shanghai University, an Executive Masters of Business Administration from China European International Business School.

Qi Ji is one of the co-founders of our company. He has served as our director since our inception. Other than performing his duties as a director of our company, Mr. Ji is not involved in our daily operations and business affairs. Mr. Ji is the Chief Executive Officer of Powerhill Holdings Ltd. He was the Chief Executive Officer of Home Inns from early 2002 to January 2005. He was the President of our company from 1999 to early 2002. Prior to founding Ctrip, he served as the Chief Executive Officer of Shanghai Sunflower High-Tech Group which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. He received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

Robert Stein has served as our director since October 2003. Mr. Stein is a member of the Managing Board for WestLB AG, responsible for Private Banking & Asset Management, and Treasury, along with geographical responsibilities including the UK and Asia Pacific. Previously, Mr. Stein was the Chief Executive Officer and Chairman of Adelphi Capital Partners, a financial service private equity and advisory firm. In addition, Mr. Stein has held several advisory positions including membership on Singapore Government’s Economic Review Committee and as Chair of the Financial Services Working Group, as well as previously as a director of the Singapore Stock Exchange. From 1995 to 2002, Mr. Stein held various senior positions at Deutsche Bank, including Chief Executive Officer of Deutsche Bank Group Asia Pacific. He served on Deutsche Bank’s Global Investment Banking Board from 1999 to 2000 and the Global Wealth Management Board from 2000 to 2002. Prior to joining Deutsche Bank, Mr. Stein worked for Merrill Lynch from 1985 to 1995, including as Head of Capital Markets, Asia and member of Merrill Lynch’s Global Debt and Equity Management Committees. Mr. Stein holds a Bachelor’s degree in Philosophy and Biochemistry from Dartmouth College and a Master’s degree in International and Development Economics from University College, Oxford University.

Yoshihisa Yamada has served as our director since June 2004. Yoshihisa Yamada is a Senior Executive Officer and Director of Rakuten Inc. and the President of Rakuten Travel, Inc. Prior to joining Rakuten in 2000, Mr. Yamada worked at Goldman Sachs in Tokyo from 1999 to 2000 and worked at The Industrial Bank of Japan from 1987 to 1999. Mr. Yamada holds a Bacherlor’s degree in law from the University of Tokyo and an MBA degree from Harvard Business School.

Min Fan is one of the co-founders of our company. Mr. Fan has served as our Chief Operating Officer since November 2004. Prior to that, he had served as our Executive Vice President since 2000. From 1997 to 2000, Mr. Fan was the Chief Executive Officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the Deputy General Manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

Victor Shengli Wang has served as our Vice President since 2000. In 1997, Mr. Wang co-founded Beijing Modern Express Business Travel Services Co. Ltd., which we acquired in October 2000. From 1991 to 1997, Mr. Wang was the head of the General Plan Division of China Lantian Industrial Company. He holds a Bachelor’s degree from Xian Electronics Science & Technology Institute.

Han Ding has served as our Vice President in charge of our air-ticketing business since March 2002 and currently is also the General Manager of our Beijing branch. Prior to joining us, Mr. Ding was Chief Executive Officer of Beijing Hai’an Air-ticketing Service Company, Ltd., which he founded in 1995. Previously, he was Secretary and director of the Hai’an Industry Group of Companies. Mr. Ding obtained his Master’s degree in Business Administration from the Huazhong University of Science and Technology in China and his Bachelor’s degree from Anhui Institute of Finance and Trade in China.

Jianmin Zhu has served as our Vice President since 2003. Prior to joining us, he worked with several software and system integration companies, including Compaq and RPTI International Ltd. He was a Senior Consultant at Compaq from 1999 to 2000 and Technical Director of RPTI International Ltd. from 1995 to 1998. Mr. Zhu received his Bachelor’s degree from Shanghai Jiao Tong University.

Maohua Sun has served as our Vice President since January 2005. Ms. Sun joined us in 2000 and has held a number of managerial positions at our company. Prior to joining us, Ms. Sun worked at the Jinjiang Group, a hotel management company in China, from 1994 to 2000. Ms. Sun received her Bachelor’s degree from Shanghai Jiao Tong University.

James Lan Tang has served as our Vice President since April 2005. Prior to joining us, he worked as a marketing manager in Perfetti Van Mello Co. Ltd. in Shanghai from 2000 to 2005. Prior to that, Mr. Tang worked as a marketing manager and a financial analysis manager at YueSai Kan – Coty Cosmetics Inc. in Shanghai from 1997 to 2000. Mr. Tang received his Bachelor’s degree from Shanghai Jiao Tong University and Master’s degree in Economics from Virginia Commonwealth University in the United States.

B. Compensation of Directors and Executive Officers

We paid an aggregate amount of compensation (inclusive of directors’ fees) during 2004 to our directors as a group equal to US$381,773. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company.

In 2004, we paid an aggregate amount of cash compensation to our senior executive officers, James Jianzhang Liang, Neil Nanpeng Shen and Min Fan as a group equal to US$435,258. We have entered into employment agreements with our senior executive officers, James Jianzhang Liang, Neil Nanpeng Shen and Min Fan. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2004 aggregate compensation amount.

Employee’s Stock Option Plans

Our board of directors has adopted three stock option plans, namely, the 2005 Employee’s Stock Option Plan, or the 2005 Plan, the 2003 Employee’s Option Plan, or the 2003 Plan, and the 2000 Employee’s Stock Option Plan, or the 2000 Plan. The terms of the 2005 Plan, 2003 Plan and the 2000 Plan are substantially similar. The purpose of the Plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business. Our board of directors believes that our company’s long term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

We have granted options to purchase our ordinary shares under the 2000 Plan, of which 190,956 were outstanding as of December 31, 2004. We have not granted any options under the 2000 Plan since April 2003 and will not issue any additional options under the 2000 Plan.

We have reserved an aggregate of 1,187,510 of our ordinary shares for issuance under the 2003 Plan. As of December 31, 2004, 933,047 options granted under the 2003 Plan were outstanding. The following table summarizes, as of December 31, 2004, the outstanding options granted under our 2003 Plan to our directors and senior executive officers named below, and to our other employees since our board of directors adopted the 2003 Plan. We will not issue any additional options under our 2003 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Neil Nanpeng Shen	80,000	2.11	April 15, 2003	April 15, 2008
Min Fan	120,000	2.11	April 15, 2003	April 15, 2008
Gabriel Li	30,000	6.00	October 27, 2003	October 27, 2008
Robert Stein	20,000	6.00	October 27, 2003	October 27, 2008

Other employees	683,047	From 2.11 to 16.705	From April 15, 2003 to October 4, 2004	From April 15, 2008 to October 4, 2009

Total	933,047

We have reserved an aggregate of 3,000,000 ordinary shares for issuances of options under the 2005 Plan, none of which were issued and outstanding as of December 31, 2004. The 2005 Plan is subject to the approval of our shareholders.

The following paragraphs summarize the principal terms of our option plans.

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

Transfer Restrictions. Options granted under any of our 2000, 2003 and 2005 Plans may not be transferred in any manner by the optionee other than by will or the laws of succession and are exercisable during the lifetime of the optionee only by the optionee.

Option Exercise. The term of options granted under the 2000 Plan may not exceed ten years from the date of grant. The term of options granted under the 2003 Plan may not exceed five years from the date of grant. The term of options granted under the 2005 Plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option will be determined by the stock option plan administrator and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with our stock option plans, or any combination of the foregoing methods of payment.

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

Termination of Plans. Unless terminated earlier, the 2005 Plan will terminate automatically in 2009, the 2003 Plan will terminate automatically in 2008 and the 2000 Plan will terminate automatically in 2010. Our board of directors has the authority to amend or terminate our stock option plans subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the stock option plan administrator, or (ii) affect the stock option plan administrator’s ability to exercise the powers granted to it under our stock option plans.

C. Board Practices

In 2004, our directors held meetings or passed resolutions by unanimous written consent six times. No director participated in fewer than 50% of all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules.

Committees of the Board of Directors

Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relatively to the adequacy of our internal accounting controls.

Our audit committee currently consists of Messrs. Robert Stein, Gabriel Li and JP Gan, all of whom meet the “independence” and the “financial expert” definitions under The Nasdaq Stock Market, Inc. Marketplace Rules. In 2004, our audit committee held meetings or passed resolutions by unanimous written consent five times.

Compensation Committee. Our compensation committee reviews and evaluates and, if necessary, revises the compensation policies adopted by the management. Our compensation committee also determines all forms of compensation to be provided to our three most senior executive officers. In addition, the compensation committee reviews all annual bonuses, long-term incentive compensation, share options, employee pension and welfare benefit plans. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

Our compensation committee currently consists of Messrs. Suyang Zhang and Yoshihisa Yamada, of whom Mr. Suyang Zhang meets the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules. In 2004, our compensation committee held one meeting. Our board of directors intends to establish a compensation committee composed solely of independent directors by July 31, 2005.

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

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified. Director nominations are subject to the approval of a majority of the independent directors on our board of directors. A director may only be removed by the shareholders who nominated and elected such director. Officers are elected by and serve at the discretion of the board of directors.

D. Employees

As of December 31, 2004, we had 2,598 employees, including 225 in management and administration, 1,241 in our customer service center, 526 in sales and marketing, and 606 in product development including supplier management personnel and technical support personnel. We consider our relations with our employees to be good.

E. Share Ownership

As of December 31, 2004, 31,565,040 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. On that date, a total of 9,718,279 of our ADSs were outstanding. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, taking into account the aggregate number of ordinary shares underlying our outstanding options, as of December 31, 2004, by:

(1)	each of our directors and senior executive officers; and

(2)	each of our shareholders beneficially own more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name	Number(1)	%(2)
Directors and Senior Executive Officers:
Neil Nanpeng Shen(3)	1,177,256	3.60%
James Jianzhang Liang(4)	1,043,034	3.19%
Qi Ji(5)	844,082	2.58%
Min Fan(6)	366,405	1.12%
Gabriel Li(7)	64,104	0.20%
Robert Stein(8)	30,000	0.09%
All directors and executive officers as a group of 6 persons(9)	3,524,881	10.78%

Principal Shareholders:
Rakuten, Inc. (10)	6,645,000	20.33%
FMR Corp. (11)	3,922,660	12.00%

Notes: (1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.
(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares of underlying options held by such persons. Percentage of beneficial ownership is based on 32,689,043 ordinary shares outstanding as of December 31, 2004 on a fully diluted basis, including 190,956 options outstanding under the 2000 Plan and 933,047 options outstanding under the 2003 Plan.
(3)	Includes 1,177,256 ordinary shares held by Mr. Shen and 80,000 ordinary shares issuable upon exercise of options held by Mr. Shen. The address for Mr. Shen is Unit 2001, The Centrium, 60 Wyndham St., Central, Hong Kong.
(4)	Includes 1,035,742 ordinary shares held by Mr. Liang, 230,000 of which are subject to our right to repurchase over the three year period after December 2003, and 7,292 ordinary shares held by Mr. Liang’s family members. The address for Mr. Liang is 3rd Floor, Block 63, No. 421 Hong Cao Road, Shanghai, PRC.
(5)	Represents 844,082 ordinary shares held by Powerhill Holdings Limited, a British Virgin Island company jointly owned by Mr. Ji and his wife. The address for Mr. Ji is 4001 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong.
(6)	Includes 246,405 ordinary shares held by Mr. Fan and 120,000 ordinary shares issuable upon exercise of options held by Mr. Fan. The address for Mr. Fan is 3rd Floor, Block 63, No. 421 Hong Cao Road, Shanghai, PRC.
(7)	Includes 34,104 ordinary shares held by Mr. Li and 30,000 ordinary shares issuable upon exercise of options held by Mr. Li. The address for Mr. Li is Suite 5180, 58th Fl, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.
(8)	Includes 10,000 ordinary shares held by Mr. Stein and 20,000 ordinary shares issuable upon exercise of options held by Mr. Stein. The address for Mr. Stein is Level 34 Centennial Tower, 3 Temasek Ave., Singapore 039190.
(9)	3,524,881 Shares owned by all of our directors and executive officers as a group include shares beneficially owned by James Jianzhang Liang, Neil Nanpeng Shen, Min Fan, Qi Ji, Gabriel Li and Robert Stein.
(10)	Include 6,645,000 ordinary shares held by Rakuten, Inc. Rakuten, Inc. is a Japanese corporation listed on JASDAQ. The address for Rakuten, Inc. is Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo 106-6118, Japan.
(11)	Includes 3,922,600 ordinary shares held by FMR Corp. Please see Schedule 13G filed by FMR Corp. on January 10, 2005 for information relating to FMR Corp. The address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6. “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Arrangements with Affiliated Chinese Entities

Current Chinese laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China. Therefore, we conduct part of our operations in our non-hotel reservation businesses through a series of agreements with our affiliated Chinese entities, which hold the licenses and approvals for conducting the air-ticketing, travel agency, advertising and Internet content provision businesses in China. We do not hold any ownership interest in our affiliated Chinese entities. Qi Ji, who is a co-founder, shareholder and director of our company, Min Fan, who is a co-founder, shareholder and Chief Operating Officer of our company, and Jianmin Zhu, who is a Vice President of our company, are the principal owners of most of the equity in each of our affiliated Chinese entities. Qi Ji and Ctrip Commerce own 80% and 20%, respectively, of Beijing Ctrip. Qi Ji and Min Fan own 16.72% and 83.28%, respectively, of Ctrip Commerce. Ctrip Commerce and Qi Ji own 90% and 8.33% of Shanghai Huacheng, respectively. Min Fan and Jianmin Zhu own 90% and 10%, respectively, of Guangzhou Guangcheng as well as Shenzhen Shencheng. Min Fan owns 66% of Shanghai Ctrip Charming.

We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and our respective affiliated entities are identical except for the amount of the loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that Qi Ji, Min Fan and Jianmin Zhu will not receive any personal benefits from these agreements except as shareholders of Ctrip. According to our Chinese counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current laws and regulations of China. The principal terms of these agreements are described below.

Powers of Attorney. Each of Qi Ji, Min Fan and Jianmin Zhu has irrevocably appointed our President and Chief Financial Officer, Neil Nanpeng Shen, as attorney-in-fact to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the chief executive officer of our affiliated Chinese entities. The appointment of Mr. Shen as the attorney-in-fact will terminate if he is no longer employed by one of our subsidiaries in China. The term of each of the powers of attorney is ten years.

Exclusive Technical Consulting and Services Agreements. We provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. We are the exclusive provider of these services. The initial term of these agreements is ten years. In consideration for our services, our affiliated entities agree to pay our service fees, which are subject to quarterly adjustment based on their actual operating results. For the first quarter of 2005, Ctrip Commerce paid us a quarterly fee of RMB280,000 (US$33,831); Beijing Ctrip paid us a quarterly fee based on the number of airline tickets sold in the quarter, at the rate of RMB53 (US$6.4) per ticket; Shanghai Huacheng paid us a quarterly fee based on the number of airline tickets sold in the quarter, at the rate of RMB22 (US$2.7) per ticket; Guangzhou Guangcheng paid us a quarterly fee based on the number of airline tickets sold and the number of packaged-tour products sold in the quarter, at the rate of RMB27.6 (US$2.17) per ticket and RMB28(US$3.4) per person per tour; Shanghai Ctrip Charming paid us a quarterly fee based on the number of packaged-tour products sold in the quarter, at the rate of RMB90 (US$10.9) per person per tour; and Shenzhen Shencheng paid us a quarterly fee based on the number of airline tickets sold in the quarter, at the rate of RMB29.4 (US$3.55) per ticket.

Share Pledge Agreements. Qi Ji, Min Fan and Jianmin Zhu pledge their respective equity interests in our affiliated Chinese entities as a guarantee for the payment by our affiliated Chinese entities of technical and consulting services fees to us under the exclusive technical consulting and services agreements described above. In the event any of our affiliated entity breaches any of its obligations under the service agreement with us, we are entitled to sell the equity interests held by Qi Ji, Min Fan and/or Jianmin Zhu, as the case may be, and retain the proceeds from such sale or require any of them to transfer his equity interest without consideration to the Chinese citizen(s) designated by us. We will endeavor to enforce our rights in full under the share pledge agreement in the event that any affiliated entity breaches its obligations under the exclusive technical consulting and services agreement with us.

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

Loan Agreements. Due to government restrictions on foreign ownership of air-ticketing, travel agencies, Internet content provision and advertising businesses in China, we have made loans to Qi Ji, Min Fan and Jianmin Zhu, with the sole and exclusive purpose of providing funds necessary for the capitalization or acquisition of our affiliated entities. In the event that the Chinese government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising or Internet content provision business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our affiliated Chinese entities, as described in the following paragraph, and the loans will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the Chinese government will lift any or all of these restrictions. The following table sets forth the amount of each loan, the date the loan agreement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the affiliated Chinese entity.

Date of Loan Agreement	Borrower	Affiliated Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in thousands of RMB)	(in thousands of US$)			(in thousands of RMB)	(in thousands of US$)
September 10, 2003	Qi Ji	Beijing Ctrip	1,549.5	187.2	None	September 10, 2013	1,549.5	187.2
September 10, 2003	Min Fan	Ctrip Commerce	980.0	118.4	None	September 10, 2013	980.0	118.4
September 10, 2003	Qi Ji	Ctrip Commerce	1,020.0	123.2	None	September 10, 2013	1,020.0	123.2
January 15, 2004	Min Fan	Ctrip Commerce	4,100.0	495.4	None	January 15, 2014	4,100.0	495.4
August 1, 2004	Jianmin Zhu	Guangzhou Guangcheng	50.0	6.0	None	August 1, 2014	50.0	6.0
September 10, 2003	Min Fan	Guangzhou Guangcheng	450.0	54.4	None	September 10, 2013	450.0	54.4
August 1, 2004	Jianmin Zhu	Guangzhou Guangcheng	150.0	18.1	None	August 1, 2014	150.0	18.1
March 1, 2004	Min Fan	Guangzhou Guangcheng	1,350.0	163.1	None	March 1, 2014	1,350.0	163.1
October 30, 2003	Min Fan	Shanghai Ctrip Charming	4,290.0	518.3	None	October 30, 2013	1,980.0	239.2
February 6, 2004	Min Fan	Shenzhen Shencheng	1,350.0	163.1	None	February 6, 2014	1,350.0	163.1
August 1, 2004	Jianmin Zhu	Shenzhen Shencheng	150.0	18.1	None	August 1, 2014	150.0	18.1
April 12, 2004	Ji Qi	Shanghai Huacheng	250.0	30.2	None	April 12, 2014	250.0	30.2

Exclusive Option Agreements. As consideration for our entering into the loan agreements described above, each of Qi Ji, Min Fan and Jianmin Zhu has granted us an exclusive, irrevocable option to purchase all of their equity interests in our affiliated Chinese entities at any time we desire, subject to compliance with the applicable Chinese laws and regulations. If we exercise these options, we will cancel the outstanding loans we extended to Qi Ji, Min Fan and Jianmin Zhu to fund our affiliated Chinese entities.

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

The agreements described above were entered into in or after September 2003. Prior to September 2003, we had services agreements with Beijing Ctrip, Shanghai Huacheng and Ctrip Commerce, whereby we rendered consulting, technology, administrative, marketing and other services to them, and issued invoices to them on a monthly basis based on the amount of service fees determined at our sole discretion. These service agreements have been terminated and replaced with the currently effective exclusive technical consulting and services agreements.

Stock Option Grants

Please refer to Item 6. “Directors, Senior Management and Employees — Employee’s Stock Option Plans.”

Certain Leased Property in Shanghai

We lease approximately 1,223 square meters of our premises in Shanghai from a company controlled by the spouse of our Chief Executive Officer, James Jianzhang Liang. Our lease term commenced on May 1, 2003 and will expire on February 1, 2007. Currently, the annual rent under this lease is RMB550,000 (US$66,453).

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Since early 2004, Beijing Golden Holiday Travel Service Ltd., a travel service company in China, has filed claims with several government entities and courts in Beijing, Shanghai, Tianjin and Hangzhou against our wholly-owned subsidiary, Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology, claiming that Ctrip Computer Technology does not have the requisite license to provide air-ticketing and packaged-tour services and has engaged in unfair competition. To date, all court judgments have been rendered in our favor and there is only one case pending. Although we believe that these lawsuits and claims are without merit, and we intend to vigorously contest any such lawsuits or claims in the future, we cannot assure you that other courts or government entities in China will enter into similar favorable judgments or decisions for us.

In July 2004, Ctrip Computer Technology paid an administrative fine in the amount of RMB100,000 to the Shanghai Municipal Administration for Industry and Commerce, or SMAIC. The SMAIC ruled that Ctrip Computer Technology had exceeded its business scope by issuing receipts to certain air-ticketing customers rather than through the service provider with the appropriate license. In August 2004, Ctrip Computer Technology paid an administrative fine in the amount of RMB 90,000 to SMAIC. The SMAIC ruled that Ctrip Computer Technology had charged certain of our airline suppliers commissions in excess of the limits imposed by the Chinese aviation authorities. We believe that the assessment of these fines and our payment of them will not have any material adverse effect on our results of operations, financial condition or prospects.

Dividend Policy

In December 2002, we declared and paid out of our reserves cash dividends totaling RMB27.3 million, which represented a return of capital, to holders of our ordinary and preferred shares. Separately, as part of our restructuring in connection with our initial public offering, we spun off Home Inns in August 2003 and distributed our Home Inns shares to our then-shareholders in the form of dividends on a pro rata as-converted basis. We did not pay any cash dividends on our ordinary shares, or indirectly on our ADSs, with respect to 2003. In November 2004, our board of directors and shareholders approved our proposed distribution of cash dividends equal to 30% of our net income for 2004 to the shareholders of record as of December 31, 2004, if our net income for 2004 exceeds US$10.0 million. Our net income was US$16.1 million in 2004, and we intend to distribute the dividends around July 2005. We intend to retain the remainder of our available funds and any future earnings for use in the operation and expansion of our business.

We rely on dividends, consulting and other fees paid to us by our subsidiaries and affiliated entities in China. In accordance with current Chinese laws and regulations, our subsidiaries and affiliated entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits for the year determined in accordance with Chinese accounting standards and regulations. Each of our subsidiaries and affiliated entities in China may stop allocations to its general reserve if such reserve has reached 50% of its registered capital. In addition, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Our affiliated entities in China are required to allocate at least 5% of their respective after-tax profits to their respective statutory welfare funds. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in forms of loans, advances, or cash dividends.

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

For 2003 (December 9, 2003 through December 31, 2003), the trading price of our ADSs on Nasdaq ranged from $24.00 to $43.05 per ADS. For the year ended December 31, 2004, the trading price ranged from US$22.65 to US$56.91 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the first quarter in 2005 and each quarter in 2004, and (2) each of the past six months.

	Sales Price
	High	Low
Quarterly High and Low
First Quarter 2004	41.64	24.75
Second Quarter 2004	35.00	22.65
Third Quarter 2004	36.92	29.10
Fourth Quarter 2004	56.91	33.41
First Quarter 2005	45.52	37.63

Monthly Highs and Lows
December 2004	56.91	42.27
January 2005	46.59	38.31
February 2005	44.28	37.20
March 2005	42.68	37.63
April 2005	44.41	36.14
May 2005	50.80	41.10

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

B. Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-110455) filed with the Commission on December 4, 2003. Our shareholders adopted our amended and restated memorandum and articles of association at an extraordinary shareholder meeting on December 8, 2003.

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

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

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

E. Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Investors are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. Holders” applies to you if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

U.S. Holders

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under United States federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

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

With respect to individual taxpayers for taxable years before January 1, 2009 such dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on Nasdaq will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” Under recently enacted legislation, for taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If the consideration you receive for the ADS or ordinary share is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ADSs or ordinary shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. The gain or loss generally will be capital gain or loss. If you are an individual who has held the ADS or ordinary share for more than one year, you will generally be eligible for a maximum of 15% of any capital gain recognized before January 11, 2009. The deductibility of capital losses is subject to limitation. Any such gain or loss that you recognize will generally be treated as United States source income or loss.

Passive Foreign Investment Company

Based on the market value of our ADSs, the composition of our assets and income and our operations, we believe that we are not a passive foreign investment company for United Sates federal income tax purposes for the taxable year ended December 31, 2004. A non-U.S. corporation is considered a passive foreign investment company for any taxable year if either

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We are treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change. In particular, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a passive foreign investment company in future taxable years.

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

The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. The ADSs are currently listed on Nasdaq and if the ADSs remain listed on Nasdaq and are “regularly traded” (within the meaning of the applicable treasury regulations), the mark-to-market election would be available to you if you hold ADSs, were we to be or become a passive foreign investment company.

If you hold ADSs or ordinary shares in any year in which we are a passive foreign investment company, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the Commission our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also previously filed with the Commission our registration statement on Form F-2, as amended and prospectus under the Securities Act of 1933, with respect to the sale of 1,914,000 ADSs by certain selling shareholders.

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

Not Applicable.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C. of this annual report, “Directors, Senior Management and Employees – Board Practices.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, financial controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our annual report on Form 20-F for our fiscal year 2003, and posted the code on our www.ctrip.com website. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

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

	For the Year Ended December 31,
	2002		2003		2004
Audit fees(1)	RMB	424,375	RMB	1,005,834	RMB	1,678,773	US$	203,098
Audit-related fees(2)		23,167		4,939,352	RMB	275,903	US$	33,362
All other fees(3)		—		—	RMB	578,610	US$	69,965

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the performance of certain agreed upon procedures for the year ended December 31, 2002 and issue of comfort letter and rendering of listing advice, and other audit-related services for the years ended December 31, 2003 and December 31, 2004.
(3)	“All other fees” means the aggregate fees billed in 2004 for consultation services rendered by our principal auditors in connection with Section 404 of the Sarbanes-Oxley Act of 2002.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in compliance with The Nasdaq Stock Market, Inc. Marketplace Rules with respect to the audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements for Ctrip.com International, Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.1	Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.2	Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

4.1	Form of Ctrip.com International, Ltd. Stock Option Plans
(incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) and Exhibit 10.23 from our Registration Statement on Form F-2 (file no. 333-121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers. (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3	Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4	Employment Agreement, effective as of September 1, 2003 between the Registrant and James Jianzhang Liang. (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5	Employment Agreement, effective as of September 1, 2003 between the Registrant and Neil Nanpeng Shen. (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.6	Employment Agreement, effective as of September 1, 2003 between the Registrant and Min Fan. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7	Translation of Form of Consulting and Services Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.8	Translation of Form of Loan Agreement between Ctrip.com (Hong Kong) Limited and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.9	Translation of Form of Exclusive Option Agreement among Ctrip.com (Hong Kong) Limited, an Affiliated Chinese Entity of the Registrant and the Shareholder of the Entity, as currently in effect. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.10	Translation of Form of Share Pledge Agreement among Ctrip Computer Technology (Shanghai) Co., Ltd. and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.11	Translation of Form of Trademark License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.12	Translation of Form of Software License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13	Translation of Form of Operating Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.14	Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.15	Translation of Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.16	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.17	Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.18*	Translation of Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd.

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Commerce & Finance Law Office

*	filed with the Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CTRIP.COM INTERNATIONAL, LTD.

By	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	President and Chief Financial Officer

Date: June 22, 2005

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CTRIP.COM INTERNATIONAL, LTD.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Ltd. Co.

Shanghai, People’s Republic of China

February 21, 2005

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$
					(Note 2d)
Revenues:
Hotel reservation		96,762,837	153,388,686	276,042,944	33,352,618
Air-ticketing		5,600,241	20,322,986	63,005,651	7,612,596
Packaged tour		432,295	4,788,727	10,479,780	1,266,209
Others		2,517,316	4,178,419	4,500,698	543,792

Total revenues		105,312,689	182,678,818	354,029,073	42,775,215

Less: business tax and related surcharges		(5,264,035)	(9,532,290)	(20,208,996)	(2,441,732)

Net revenues		100,048,654	173,146,528	333,820,077	40,333,483

Cost of services		(13,673,013)	(25,654,057)	(48,475,283)	(5,856,979)

Gross profit		86,375,641	147,492,471	285,344,794	34,476,504

Operating expenses:
Product development		(13,364,920)	(20,683,821)	(37,959,208)	(4,586,384)
Sales and marketing		(32,308,004)	(47,571,050)	(72,863,325)	(8,803,640)
General and administrative		(15,702,137)	(19,190,803)	(36,401,461)	(4,398,171)
Share-based compensation*	11	(462,140)	(1,583,409)	(1,958,022)	(236,576)
Amortization of other intangible assets		(353,241)	(388,156)	(492,900)	(59,554)
Other expenses incurred for joint venture companies		(915,056)	—	—	—

Total operating expenses		(63,105,498)	(89,417,239)	(149,674,916)	(18,084,325)

Income from operations		23,270,143	58,075,232	135,669,878	16,392,179

Interest income		319,230	400,557	5,542,520	669,670
Interest expense		(41,261)	—	—	—
Other income		1,014,872	5,093,203	4,469,974	540,080

Income before income tax expense, minority interests and share of income (loss) of joint venture companies		24,562,984	63,568,992	145,682,372	17,601,929

Income tax expense	7	(10,042,624)	(10,249,404)	(12,517,121)	(1,512,369)
Minority interests		70,997	(79,496)	(38,961)	(4,707)
Share of income (loss) of joint venture companies		(397,824)	573,423	—	—

Net income for the year		14,193,533	53,813,515	133,126,290	16,084,853

Accretion for Series B Redeemable Convertible Preferred Shares		(16,492,526)	(12,365,534)	—	—
Dividends to holders of Series A and Series B Preferred Shares		(16,762,322)	—	—	—
Deemed dividends to holders of Series A and Series B Preferred Shares for spin-off of joint venture companies	2u	—	(2,829,064)	—	—
Deemed dividends upon repurchase of Preferred Shares	10	—	(35,336,150)	—	—
Amount allocated to participating preference shareholders		—	(1,909,600)	—	—

Net income (loss) attributable to ordinary shareholders	15	(19,061,315)	1,373,167	133,126,290	16,084,853

Other comprehensive income:
Translation adjustments		38,904	1,474,545	193,673	23,400

Comprehensive income		14,232,437	55,288,060	133,319,963	16,108,253

Earnings (loss) per share	15
— Basic		(2.00)	0.13	4.33	0.52

— Diluted		(2.00)	0.11	4.23	0.51

Earnings (loss) per ADS
— Basic		(4.00)	0.26	8.66	1.05

— Diluted		(4.00)	0.22	8.46	1.02

Weighted average ordinary shares outstanding	15
— Basic		9,520,698	10,605,957	30,712,466	30,712,466

— Diluted		9,520,698	12,312,207	31,504,702	31,504,702

* Share-based compensation was related to the associated operating expense categories as follows:
Product development		(131,163)	(411,359)	(550,573)	(66,522)
Sales and marketing		(27,109)	(136,189)	(187,850)	(22,697)
General and administrative		(303,868)	(1,035,861)	(1,219,599)	(147,357)

		(462,140)	(1,583,409)	(1,958,022)	(236,576)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004

	Note	2003	2004	2004
		RMB	RMB	US$
				(Note 2d)
ASSETS
Current assets:
Cash	2e	471,968,850	615,875,363	74,412,537
Accounts receivable		28,939,700	35,418,477	4,279,403
Due from related parties	13	611,640	59,252	7,159
Prepayments and other current assets	4	7,130,947	18,503,778	2,235,701
Deferred tax assets, current	7	541,300	1,009,403	121,960

Total current assets		509,192,437	670,866,273	81,056,760

Long-term loans to related parties	13	2,310,000	500,000	60,412
Long-term deposits		11,192,277	26,715,547	3,227,880
Property, equipment and software	5	23,279,247	31,897,651	3,854,002
Goodwill	6	9,515,849	9,515,849	1,149,743
Other intangible assets	6	1,715,253	1,222,353	147,690

Total assets		557,205,063	740,717,673	89,496,487

LIABILITIES
Current liabilities:
Accounts payable		14,694,057	30,150,303	3,642,881
Due to a related party	13	4,018,284	3,378,980	408,262
Salary and welfare payable		9,799,711	14,110,730	1,704,915
Taxes payable		9,270,024	23,421,257	2,829,850
Advances from customers		3,839,843	6,526,639	788,575
Provisions for customer reward program	2k	4,708,670	10,462,103	1,264,073
Dividend payable	2u	—	39,937,887	4,825,456
Other payables and accruals	14	17,586,657	10,755,790	1,299,559

Total current liabilities		63,917,246	138,743,689	16,763,571

Minority interests		563,655	602,616	72,810

Commitments and contingencies	16	—	—	—

Shareholders’ equity
Share capital (US$0.01 par value; 40,000,000 shares authorized, 30,174,891 shares issued and outstanding as of December 31, 2003; 31,565,040 shares issued and outstanding as of December 31, 2004)		2,498,484	2,613,542	315,779
Additional paid-in capital		498,566,368	511,367,287	61,785,451
Statutory reserves	2t	5,531,309	19,256,862	2,326,691
Deferred share-based compensation	11	(4,995,407)	(2,258,908)	(272,930)
Cumulative translation adjustments		1,575,733	1,382,060	166,986
Retained earnings (accumulated deficit)		(10,452,325)	69,010,525	8,338,129

Total shareholders’ equity		492,724,162	601,371,368	72,660,106

Total liabilities and shareholders’ equity		557,205,063	740,717,673	89,496,487

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Ordinary shares (US$0.01 par value)		Series A Convertible Preferred Share (US$0.01 par value)		Series B Redeemable Convertible Preferred Share (US$0.01 par value)		Series C Convertible Preferred Share (US$0.01 par value)
	Number of shares	Par value	Number of shares	Par value	Number of shares	Par value	Number of shares	Par value	Additional paid-in capital	Statutory reserves	Deferred share-based compensation	Cumulative translation adjustments	Retained earnings (accumulated Deficit)	Total shareholders’ equity (deficit)
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2002	9,520,698	788,314	4,320,000	357,696	—	—	—	—	26,621,353	—	(96,263)	62,284	(40,240,574)	(12,507,190)

Accretion for Series B Redeemable Convertible Preferred Shares	—	—	—	—	—	—	—	—	(16,492,526)	—	—	—	—	(16,492,526)
Deferred share-based compensation	—	—	—	—	—	—	—	—	1,443,337	—	(981,197)	—	—	462,140
Dividends to shareholders	—	—	—	—	—	—	—	—	(11,572,164)	—	—	—	(15,751,832)	(27,323,996)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	38,904	—	38,904
Net income	—	—	—	—	—	—	—	—	—	—	—	—	14,193,533	14,193,533

Balance as of December 31, 2002	9,520,698	788,314	4,320,000	357,696	—	—	—	—	—	—	(1,077,460)	101,188	(41,798,873)	(41,629,135)

Accretion for Series B Redeemable Convertible Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	(12,365,534)	(12,365,534)
Spin-off of joint venture companies	—	—	—	—	—	—	—	—	—	—	—	—	(4,611,623)	(4,611,623)
Reclassification upon removal of redemption rights for Series B Convertible Preferred Shares	—	—	—	—	7,193,464	595,621	—	—	136,732,417	—	—	—	—	137,328,038
Issuance of Series C Convertible Preferred Shares	—	—	—	—	—	—	2,180,755	180,570	82,619,430	—	—	—	—	82,800,000
Repurchase of shares upon issuance of Series C Convertible Preferred Shares	(842,938)	(69,792)	(382,482)	(31,671)	(636,891)	(52,735)	—	—	(82,645,802)	—	—	—	—	(82,800,000)
Conversion of Preferred Shares into ordinary shares upon initial public offering	15,953,131	1,320,919	(3,937,518)	(326,025)	(6,556,573)	(542,886)	(2,180,755)	(180,570)	(271,438)	—	—	—	—	—
Issuance of ordinary shares	5,400,000	447,120	—	—	—	—	—	—	355,722,337	—	—	—	—	356,169,457
Exercise of share option	144,000	11,923	—	—	—	—	—	—	908,068	—	—	—	—	919,991
Deferred share-based compensation	—	—	—	—	—	—	—	—	5,501,356	—	(3,917,947)	—	—	1,583,409
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	5,531,309	—	—	(5,489,810)	41,499
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	1,474,545	—	1,474,545
Net income	—	—	—	—	—	—	—	—	—	—	—	—	53,813,515	53,813,515

Balance as of December 31, 2003	30,174,891	2,498,484	—	—	—	—	—	—	498,566,368	5,531,309	(4,995,407)	1,575,733	(10,452,325)	492,724,162

Exercise of share option	1,390,149	115,058	—	—	—	—	—	—	13,579,396	—	—	—	—	13,694,454
Deferred share-based compensation	—	—	—	—	—	—	—	—	(778,477)	—	2,736,499	—	—	1,958,022
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	13,725,553	—	—	(13,725,553)	—
Dividends	—	—	—	—	—	—	—	—					(39,937,887)	(39,937,887)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	(193,673)	—	(193,673)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	133,126,290	133,126,290

Balance as of December 31, 2004	31,565,040	2,613,542	—	—	—	—	—	—	511,367,287	19,256,862	(2,258,908)	1,382,060	69,010,525	601,371,368

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	2002	2003	2004	2004
	RMB	RMB	RMB	US$
				(Note 2d)
Cash flows from operating activities:
Net income for the year	14,193,533	53,813,515	133,126,290	16,084,853
Adjustments for:
Share-based compensation costs	462,140	1,583,409	1,958,022	236,576
Depreciation and amortization of property, equipment and software	3,233,381	5,132,258	6,280,931	758,887
Minority interests	(70,997)	79,496	38,961	4,707
Amortization of other intangible assets	353,241	388,156	492,900	59,554
Share of loss of joint venture companies	397,824	(573,423)	—	—
Appropriations to statutory reserves	—	41,499	—	—
Increase in accounts receivable	(6,600,241)	(14,970,300)	(6,478,777)	(782,792)
(Increase) decrease in due from related parties	(2,610,807)	3,612,838	552,388	66,742
(Increase) decrease in prepayments and other current assets	489,415	(3,460,993)	(5,676,788)	(685,893)
(Increase) decrease in long-term deposits	(630,929)	(9,859,821)	(15,523,270)	(1,875,584)
(Increase) decrease in deferred tax assets	9,244,836	51,843	(468,103)	(56,558)
Increase in accounts payable	1,245,705	13,692,698	15,456,246	1,867,487
Increase (decrease) in due to related parties	(556,705)	2,767,422	(639,304)	(77,243)
Increase (decrease) in salary and welfare payable	(397,500)	7,417,997	4,311,020	520,875
Increase in taxes payable	1,231,439	7,332,438	14,092,163	1,702,672
Increase in advances from customers	1,633,100	1,948,349	2,686,796	324,629
Increase in provisions for customer reward program	1,385,877	2,411,267	5,753,433	695,153
Increase in other payables and accruals	423,510	2,734,001	5,537,317	669,041

Net cash provided by operating activities	23,426,822	74,142,649	161,500,225	19,513,106

Cash flows from investing activities:
Proceeds from disposal of equity interest in a former subsidiary	—	199,962	—	—
Purchase of property, equipment and software	(13,202,907)	(9,378,182)	(14,899,334)	(1,800,198)
Purchase of intangible assets	—	(1,010,638)	—	—
(Increase) Decrease in long-term loans to related parties	(100,000)	(210,000)	1,810,000	218,692
(Increase) decrease in restricted short-term investment	24,829,800	—	—	—
Decrease in cash arising from deconsolidation of a former subsidiary	—	(1,789,594)	—	—
Purchase of a business	(2,600,000)	—	—	—
Investments in joint venture companies	(5,500,000)	—	—	—

Net cash provided by (used in) investing activities	3,426,893	(12,188,452)	(13,089,334)	(1,581,506)

Cash flows from financing activities:
Repayment of short-term bank loan	(4,000,000)	—	—	—
Proceeds from issuance of Series C Convertible Preferred Shares	—	82,800,000	—	—
Proceeds from initial public offering, net of issuance costs of RMB33,719,000 paid	—	368,688,999	—	—
Payment of issuance costs of initial public offering	—	—	(12,309,120)	—
Proceeds from exercise of share option	—	919,991	7,998,415	966,401
Repurchase of ordinary and Series A and B Convertible Preferred Shares	—	(82,800,000)	—	(1,487,238)
Cash received by a subsidiary on issuance of ordinary shares from minority shareholders	898,958	—	—	—
Dividends paid	(27,323,996)	—	—	—

Net cash provided by (used in) financing activities	(30,425,038)	369,608,990	(4,310,705)	(520,837)

Effect of foreign exchange rate changes on cash	38,904	1,474,545	193,673	23,400

Net (decrease) increase in cash	(3,532,419)	433,037,732	143,906,513	17,387,363
Cash, beginning of year	42,463,537	38,931,118	471,968,850	57,025,174

Cash, end of year	38,931,118	471,968,850	615,875,363	74,412,537

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	—	5,903,981	12,757,167	1,541,372
Cash paid during the year for interest expense	41,261	—	—	—

Supplemental schedule of non-cash investing and financing activities:	—	(12,309,120)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the “Company”), its subsidiaries and certain variable interest entities (“VIE” or “VIEs”). The Company, its subsidiaries and the consolidated VIEs are collectively referred to as the “Group”.

The Group is principally engaged in the provision of travel related services including hotel reservation, air-ticketing, packaged tour services, as well as, to a lesser extent, internet-related advertising and other related services. The Group had also been engaged in hotel management operations in the People’s Republic of China (“PRC”) through Home Inns & Hotels Management (Hong Kong) Limited (“Home Inns Hong Kong”).

Home Inns Hong Kong was incorporated in Hong Kong as a wholly-owned subsidiary of the Company on May 8, 2001. Subsequent to the issuance of convertible preferred shares by Home Inns Hong Kong on February 28, 2003, the Company ceased to have control over Home Inns Hong Kong. Accordingly, investment in Home Inns Hong Kong was accounted for by equity method until August 27, 2003 when all equity interest of the Company in Home Inns Hong Kong was distributed to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares as share dividends on a pro rata as-converted basis (Note 2u).

On December 9, 2003, the Company registered its prospectus with the Securities and Exchange Commission in the United States and was listed on the NASDAQ National Market in the United States of America by offering 2,700,000 American Depositary Shares (“ADS”), each ADS represents two ordinary shares, at US$18 per ADS to the public. The net proceeds to the Company from the offering amounted to RMB356,169,457, net of issuance costs paid.

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

b. Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and certain VIEs. All significant transactions and balances between the Company, its subsidiaries and certain VIEs have been eliminated upon consolidation. Investments in joint venture companies are accounted for by the equity method. The Company’s share of income (loss) of the joint venture companies is included in the consolidated statements of income and comprehensive income.

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

The Company has adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 - “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”) in July 2003. FIN 46 requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Accordingly, the financial statements of the following VIEs are consolidated into the Company’s financial statements since July 1, 2003 or their respective date of establishment/ acquisition, whichever is later:

Name of VIE	Date of establishment/ acquisition
Beijing Chenhao Xingye Air Ticketing Service Co., Ltd. (“Beijing Chenhao”)	Acquired on January 15, 2002

Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000

Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”)	Established on March 13, 2001

Guangzhou Guangcheng Commercial Service Co., Ltd. (“Guangzhou Guangcheng”)	Established on April 28, 2003

Shanghai Ctrip Charming International Travel Service Co., Ltd. (“Shanghai Ctrip Charming”)	Acquired on September 23, 2003

Shenzhen Shencheng Information Consulting Service Co., Ltd. (“Shenzhen Shencheng)	Established on April 13, 2004

The Company has voting control over the above VIEs based on the irrevocable powers of attorney and other related agreements between the Company and the principal shareholders of the VIEs, which consist of a director and two senior executives of the Company (Note 2c). Such director and officers collectively own a 100% equity interest in all of the VIEs except for Shanghai Huacheng and Shanghai Ctrip Charming which are 1.67% and 34% owned by third parties, respectively. The Company has consolidated the assets and liabilities of the above VIEs in accordance with transition guidance under FIN 46. Upon consolidation, there were no material differences between the carrying value (as defined in FIN 46) added to the balance sheet and the previously recognized long-term loan balances.

c. Variable interest entities

As of December 31, 2004, the Company conducts a part of its operations through a series of agreements with certain VIEs as stated in Note 2b above. These VIEs are used solely to facilitate the Group’s participation in internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership in these areas are restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds an internet content provider (“ICP”) license and advertising license and is primarily engaged in the provision of advertising business on the internet website. A director and a senior executive of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce as of December 31, 2004 is RMB6,100,000.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce and a director of the Company collectively hold 98.33% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng as of December 31, 2004 is RMB3,000,000.

Beijing Chenhao is a domestic company incorporated in Beijing, the PRC. Beijing Chenhao holds an air transport sales agency license and is mainly engaged in the provision of air-ticketing services. A director of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Chenhao. The registered capital of Beijing Chenhao as of December 31, 2004 is RMB2,000,000.

Guangzhou Guangcheng is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Guangcheng holds air transport sales agency license and is mainly engaged in the provision of air-ticketing services. Two senior executives of the Company collectively hold 100% of the equity interest in Guangzhou Guangcheng. The registered capital of Guangzhou Guangcheng as of December 31, 2004 is RMB2,000,000.

Shanghai Ctrip Charming is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Charming holds domestic and cross-border travel agency licenses and mainly provides domestic and cross-border tour services. A senior executive of the Company holds 66% of the equity interest in Shanghai Ctrip Charming. The registered capital of Shanghai Ctrip Charming as of December 31, 2004 is RMB1,500,000.

Shenzhen Shencheng is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Shencheng holds air transport sales agency license and is engaged in the provision of air-ticketing service. Two senior executives of the Company collectively hold 100% of the equity interest in Shenzhen Shencheng. The registered capital of Shenzhen Shencheng as of December 31, 2004 is RMB1,500,000.

The capital injected by the director or senior executives are funded by the Company and were recorded as long-term loans to related parties prior to the adoption of FIN 46. The Company does not have any ownership interest in these VIEs.

As of December 31, 2004, the Company has various agreements with its consolidated VIEs, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

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

Loan Agreement: Loans were granted to certain directors and officers with the sole and exclusive purpose of providing funds necessary for the capitalization and acquisition of the VIEs. As soon as the Chinese government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising, or Internet content provision business in the PRC, as applicable, the Company will exercise its exclusive option to purchase all outstanding equity interest of the VIEs and the Loan Agreements will be cancelled.

d. Foreign currencies

The Company’s functional currency is Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statements of income and comprehensive income. The exchange differences for the translation of group companies balances where RMB is not their functional currency are included in translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements.

Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.2765, on December 31, 2004, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2004, or at any other rate.

e. Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2003 and 2004 are amounts denominated in US$ amounted to US$46,165,668 and US$47,011,358, respectively (equivalent to approximately RMB382, 099,384 and RMB389,089,504, respectively).

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

g. Goodwill and other intangible assets

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141 - “Business Combination” (“SFAS No. 141”) and SFAS No. 142 - “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill be replaced with tests of the goodwill’s impairment performed at least annually and that identifiable intangible assets other than goodwill be amortized over their estimated useful lives. The Group adopted SFAS No. 142 in 2002 and performed the initial steps of the transitional impairment tests as required.

Separately identifiable intangible assets that have determinable lives continue to be amortized, and consist primarily of a customer list, a travel supplier agreement and a domestic and cross-border travel agency license. As required under SFAS No. 142, the Group continues to amortize intangible assets on a straight-line basis over their estimated useful lives, which range from one to eight years. The Group has prospectively ceased the amortization of goodwill upon the adoption of SFAS No. 142.

No impairment on goodwill and other intangible assets was recognized for the years ended December 31, 2002, 2003 and 2004.

h. Impairment of long-lived assets

Prior to January 1, 2002, the Group evaluated the recoverability of long-lived assets in accordance with SFAS No. 121 - “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. As of January 1, 2002, the Group has adopted SFAS No. 144 - “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with these standards, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group recognizes impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

No impairment of long-lived assets was recognized for the years ended December 31, 2002, 2003 and 2004.

i. Long-term loans to related parties

Long-term loans to related parties were made to a director and senior executives of the Company to fund their acquisition or establishment of certain VIEs that are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership is restricted. The Group expects that it will continue to be involved in, and provide financial support to, the VIEs. Accordingly, to the extent losses not recoverable are incurred by the VIEs, the Group will accrue for such losses by recording a valuation allowance against long-term loans to related parties. Upon adoption of FIN 46, the VIEs are consolidated and our long-term loans to the related parties are eliminated upon consolidation.

j. Financial instruments

Financial instruments of the Group primarily comprise of cash, accounts receivable, due from related parties, long-term loans to related parties, accounts payable, due to related parties, advances from customers and other payables. As of December 31, 2003 and 2004, their carrying value approximated their fair value.

k. Provisions for customer reward program

The Group invites its customers to participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2003 and 2004, the Group made provisions of RMB4,708,670 and RMB10,462,103, respectively, based on the estimated liabilities under the customer reward program.

l. Revenue recognition

The Group conducts its principal businesses primarily through Ctrip Computer Technology and Ctrip Travel Information. Some of the operations of Ctrip Computer Technology are conducted through a series of services and other agreements with the VIEs.

Ctrip Computer Technology, Ctrip Travel Information and the VIEs are subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on gross revenues at the applicable rate of approximately 5.5%. In the statements of income and comprehensive income, business tax and related surcharges are deducted from gross revenues to arrive at net revenues.

Hotel reservation services

The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transaction and service platform. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where customers have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Group does not assume any inventory risks and generally has no obligations for cancelled hotel reservations.

Air-ticketing services

The Group receives commissions from travel suppliers for air-ticketing services through the Group’s transaction and service platform under various services agreements. Commissions from air-ticketing services rendered are recognized after air tickets are issued and delivered to customers. The Group presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Group does not assume any inventory risks and generally has no obligations for cancelled airline ticket reservations.

Packaged tour

The Group receives referral fees from travel product providers for packaged tour products and services through the Group’s transaction and service platform. Referral fees are recognized at net commission after the packaged-tour products and services are sold and rendered.

Shanghai Huacheng and Shanghai Ctrip Charming conduct domestic and cross-border travel tour services. Revenues, mainly referral fees, are recognized at net commission after the services are rendered. In case if Shanghai Huacheng and Shanghai Ctrip Charming undertake the majority of the business risks and acts as principal related to the travel tour services provided, revenues are recognized at gross amounts receive from customers after the services are rendered.

Other businesses

Other businesses comprise primarily internet-related advertising services and the sale of VIP membership cards.

Shanghai Ctrip Commerce receives advertising revenue, which principally represent the sale of banners or sponsorship on the website from customers. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided.

Revenue from the sale of VIP membership cards is recognized when the products are sold, provided that no significant obligations remain for the Group.

m. Cost of services

Cost of services consists primarily of payroll compensation, telecommunication expenses, depreciation, rentals and related expenses incurred by the Group’s transaction and service platform which are directly attributable to the rendering of the Group’s travel related services and other businesses.

n. Product development

Product development costs include expenses incurred by the Group to develop the Group’s travel supplier networks as well as to maintain, monitor and manage the Group’s transaction and service platforms. The Group recognizes website and software development costs in accordance with Statement of Position (“SOP”) No. 98-1 - “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and websites content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been immaterial and as a result, all website and software development costs have been expensed as incurred.

o. Sales and marketing

Sales and marketing costs consist primarily of costs of advertising expenses, commission fees, production costs of marketing materials, expenses associated with the Company’s customer reward program and payroll and related compensation for the Company’s sales and marketing personnel. Advertising expenses, amounted to RMB4,949,206, RMB5,245,937 and RMB10,648,334 for the years ended December 31, 2002, 2003 and 2004, respectively, are charged to the statements of income and comprehensive income when incurred.

p. Share-based compensation

The Company accounts for share-based compensation arrangements in accordance with Accounting Principles Board (“APB”) Opinion No. 25 - “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123 - “Accounting for Stock-Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Total compensation cost as determined at the grant date of option is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

If the compensation cost for the Company’s share-based compensation plan had been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Company’s net income (loss) attributable to ordinary shareholders and earnings (loss) per share would have resulted in the pro forma amounts disclosed below:

	2002	2003	2004
	RMB	RMB	RMB
Net income (loss) attributable to ordinary shareholders as reported	(19,061,315)	1,373,167	133,126,290
Add: Compensation expense under APB No. 25	462,140	1,583,409	1,958,022
Less: Compensation expense under SFAS No. 123	(528,074)	(2,172,399)	(5,720,437)

Pro forma net income (loss) attributable to ordinary shareholders	(19,127,249)	784,177	129,363,875

Basic earnings (loss) per share
— As reported	(2.00)	0.13	4.33

— Pro forma	(2.01)	0.07	4.21

Diluted earnings (loss) per share
— As reported	(2.00)	0.11	4.23

— Pro forma	(2.01)	0.06	4.11

The effects of applying SFAS No. 123 methodology in this pro forma disclosure are not indicative of future amounts. Additional share option awards in future years are expected.

q. Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing company are charged to the statements of income and comprehensive income on a straight-line basis over the lease periods.

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

s. Other income

Other income primarily consists of financial subsidies insurance sales income and credit card processing fee. During the year ended December 31, 2002, 2003 and 2004, the Group received financial subsidies amounted to RMB783,900, RMB4,991,204 and RMB6,165,086, respective, from local PRC government authority. Such amounts were recorded as other income in the statement of income and comprehensive income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received.

t. Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit according to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology and Ctrip Travel Information, the subsidiaries of the Company. In addition, the VIEs are required to allocate at least 5% of its after-tax profit to the statutory welfare fund. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2002, 2003 and 2004, appropriations to statutory reserves have been made of nil, RMB 5,531,309 and RMB13,725,553, respectively.

u. Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries and the VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(t)). Additionally, as the Company does not have any direct ownership in the VIE subsidiaries, the VIE subsidiaries cannot directly distribute dividend to the Company.

Aggregate net assets of all of the Group’s PRC subsidiaries and VIE subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulation and the Company’s organizational structure were RMB128 million and RMB261 million as of December 31, 2003 and 2004, respectively. However, the Group’s PRC subsidiaries or VIE subsidiaries may transfer such net assets to the Company or its shareholders by other means, including through royalty and trademark license agreements or certain other contractual arrangements, at the discretion of the Company without third party consent.

On August 27, 2003, the Company’s Board of Directors resolved to distribute all equity interest of the Company in Home Inns Hong Kong to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares respectively as dividends on a pro rata as-converted basis, based on the carrying value of the equity interest which was RMB4,611,623. The allocation for the dividends to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares were RMB808,827, RMB2,020,237 and RMB1,782,559, respectively. The number of shares of Home Inns Hong Kong distributed to the holders of Series A and Series B Convertible Preferred Shares and ordinary shares were 1,543,427 shares, 3,855,067 shares and 3,401,506 shares, respectively.

On November 5, 2004, the Company announced that the shareholders have adopted a resolution to approve the Company’s proposed distribution of 30% of its net income for 2004 (as reported in the audited consolidated financial statements of the Company for the year ended December 31, 2004) to the shareholders of record as of December 31, 2004 as dividend provided that the Company’s net income for 2004 exceeds US$10 million. The Company’s Board of Directors has also approved such proposed dividend distribution. The Company has accrued RMB39,937,887 dividend payable for the year ended December 31, 2004.

v. Earnings (loss) per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A, B and C Preferred Shares (Note 8 - 10) are participating securities. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible Preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

w. Segment reporting

The Company follows SFAS No. 131 - “Disclosures about Segment of an Enterprise and Related Information”.

The Company operates and manages its business as a single segment. The Company primarily generates its revenues from customers in China. Accordingly, no geographical segments are presented.

x. Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-06”). EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common shares that entitle the holder to participate in dividends and earnings of the company. In addition, EITF No. 03-06 provides further guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings per share. EITF No. 03-06 is effective for the quarter ending June 30, 2004. The Company has adopted EITF No. 03-06 for the year ended December 31, 2004 and has retroactively applied the consensus in determining the earnings per share for years ended December 31, 2002 and 2003 (see Note 15).

In March 2004, the EITF reached a consensus on Issue No. 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF No. 03-01”). EITF No. 03-01 provides recognition and measurement guidance on the meaning of other-than-temporary impairment and its application to certain investments carried at cost, including investments in marketable securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Additionally, EITF No. 03-01 provides disclosure requirements of the investor when determining if an investment is impaired. The recognition and measurement guidance in EITF No. 03-01 has been postponed but the disclosure requirement under the EITF are effective for financial statements for 2004. The adoption of the recognition and measurement requirements of EITF No. 03-01 will not have a material effect on the Company’s financial position or results of operations.

In June 2004, the EITF reached a consensus on Issue No. 02-14 “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means” (“EITF No. 02-14”). EITF No. 02-14 provides guidance that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock. EITF No. 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF No. 02-14 will not have a material effect on the Company’s historical financial position or results of operations.

In September 2004, the EITF reached a consensus on Issue No. 04-01 “Accounting for Pre-existing Relationships between the Parties to a Business Combination” (“EITF No. 04-01”) and states that the consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement of the pre-existing contractual relationship occurred. Additionally, the EITF provides guidance on the measurement and recognition of the pre-existing relationship. The provisions of EITF No. 04-01 are applicable to business combinations completed in reporting periods after October 13, 2004. The adoption of EITF No. 04-01 did not have a material effect on the Company’s financial position or results of operations.

On December 15, 2004, the FASB issued Statement No. 153, “Exchanges of Non monetary Assets, an amendment of APB Opinion No. 29” (SFAS No. 153). SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No. 153 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material impact on the Company’s financial position or results of operation.

In December 2004, the FASB issued its final standard on “Accounting for Share-Based Compensation”, FASB Statement No. 123R (revised 2004), Share-Based Compensation (“SFAS 123R”), that requires companies to expense the value of employee stock options and similar awards. This Statement supersedes APB No. 25. Under SFAS 123R, share-based compensation will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. SFAS 123R is effective for public companies for annual periods beginning after June 15, 2005 and applies to all outstanding and unvested share-based payment awards at a company’s adoption date. Under SFAS 123R, the Company could select from three transition methods: (1) The modified prospective method, where the expenses related to unvested but still outstanding options as calculated under the original SFAS 123 be charged to expense without any change in measurement (2) A variation of the modified prospective method, where in addition to (1), it allow restatement for prior interim periods using its prior SFAS 123 pro forma disclosure amounts; and (3) The modified retrospective method, where all prior period financial statements are retroactively restated based on pro forma disclosures as calculated under the original SFAS 123R. All options issued after adoption of SFAS 123R should be accounted for under that standard.

The Company plans to adopt SFAS 123R beginning January 1, 2006 and select the modified prospective transitional method of application of SFAS 123R, with no restatement of interim periods or annual periods prior to the effective date. Upon adoption, the Company will recognize share-based compensation relating to the unvested portion of the outstanding grants based on the fair value of the options as determined under SFAS No. 123 as disclosed in Note 2(p). New options to be issued after the effective date will be recognized based on the provisions of SFAS 123R.

y. Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable, due from related parties and prepayments and other current assets. As of December 31, 2003 and 2004, substantially all of the Company’s cash was held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2002, 2003 and 2004. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2003 and 2004.

3. INVESTMENTS IN JOINT VENTURE COMPANIES

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

On August 27, 2003, all the equity interest in Home Inns Hong Kong and its interest in the joint venture companies were distributed to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares as share dividends on a pro rata as-converted basis.

Combined financial information of the joint venture companies as of and for the years ended December 31, based on their management accounts, are as follows:

	2002	2003
	RMB	RMB
	(unaudited)	(unaudited)
Balance sheet:
Current assets	5,448,470	—
Less: current liabilities	(2,331,894)	—
Non-current assets	6,160,108	—

Net assets	9,276,684	—

Statement of operations:
Revenues	4,414,845	21,138,389	*
Net loss	(723,316)	715,479	*

*	Comprised result of operations of the joint venture companies up to August 27, 2003.

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31 are as follows:

	2003	2004
	RMB	RMB
Prepayments for hotel, air-ticketing reservation and packaged tour business	2,065,640	5,445,810
Employee advances	200,904	295,181
Inventory for resale	80,825	675,629
Rental and other deposits	1,417,783	1,152,178
Prepayments for acquisition of property, equipment and software	1,401,810	291,359
Prepayments for rental and advertisement	1,083,020	2,970,890
Receivables from financial institution	—	5,696,045
Interest receivable	76,950	449,970
Others	804,015	1,526,716

Total	7,130,947	18,503,778

5. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31 are as follows:

	2003	2004
	RMB	RMB
Building	7,189,803	7,569,600
Leasehold improvements	3,786,031	6,424,504
Website-related equipment	4,883,843	8,870,806
Computer equipment	11,400,715	14,988,961
Furniture and fixtures	5,621,811	9,542,627
Software	621,363	621,363
Less: accumulated depreciation and amortization	(10,224,319)	(16,120,210)

Net book value	23,279,247	31,897,651

6. OTHER INTANGIBLE ASSETS

Gross carrying amount, accumulated amortization and net book value of other intangible assets as of December 31 are as follows:

	2003	2004
	RMB	RMB
Other intangible assets —
Customer list	1,766,206	1,766,206
Travel supplier agreement	800,000	800,000
Cross-border travel agency license	1,117,277	1,117,277

	3,683,483	3,683,483

Less: accumulated amortization —
Customer list	(1,133,315)	(1,486,555)
Travel supplier agreement	(800,000)	(800,000)
Cross-border travel agency license	(34,915)	(174,575)

	(1,968,230)	(2,461,130)

Net book value	1,715,253	1,222,353

The annual estimated amortization expense for the acquired intangible assets for the following years is as follows:

Amortization
RMB
2005	419,310
2006	139,660
2007	139,660
2008	139,660
2009 and thereafter	384,063

1,222,353

7. TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2002, 2003 and 2004. Accordingly, no Hong Kong profit tax has been provided for.

China

The Company’s subsidiaries, its VIEs and joint venture companies registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Normally, in accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, the applicable EIT rates are 30% plus a local income tax of 3% except for Ctrip Computer Technology, Ctrip Travel Information and Shenzhen Shencheng.

Ctrip Computer Technology received approval from relevant PRC government authorities to be classified as a “High New Technology Development Enterprise” in September 2003 and subsequently received an approval from the relevant tax bureau to enjoy a preferential EIT rate of 15% for the year ended December 31, 2003. Accordingly, EIT previously accrued on a rate of 33% of approximately RMB5 million during the period from January 1, 2003 to September 30, 2003 was reversed to reflect the preferential EIT rate of 15% in the fourth quarter of 2003. Ctrip Computer Technology’s fulfillment of the qualification for the preferential EIT rate will be reassessed on an annual basis. Ctrip Computer Technology has passed the reassessment for the year ended December 31, 2004.

Ctrip Travel Information historically enjoyed a preferential income tax rate of 15% as it is registered in Pudong New District, Shanghai. During the fourth quarter of 2004, Ctrip Travel Information obtained approval from the relevant tax bureau for full exemption of income tax for 2004 and a 50% reduction of the income tax statutory rate for the period from 2005 to 2007 as it obtained the status of “software development company”. Accordingly, income tax previously paid for 2004 at the 15% rate of approximately RMB8 million was refunded and the amount has been reflected as a tax benefit for the fourth quarter of 2004. Ctrip Travel Information’s fulfillment of the qualification for the preferential EIT rate will be reassessed on an annual basis. Ctrip Travel Information has passed the reassessment for the year ended December 31, 2004.

Shenzhen Shencheng which is registered in Shenzhen City, the PRC, is entitled to a preferential tax rate of 15% granted by the local PRC tax bureau.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of income and comprehensive income for the years ended December 31 are as follows:

	2002	2003	2004
	RMB	RMB	RMB
Current income tax expense	(797,788)	(10,197,561)	(12,985,224)
Recognition (utilization) of deferred tax assets	(9,244,836)	(51,843)	468,103

Income tax expense	(10,042,624)	(10,249,404)	(12,517,121)

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2002	2003	2004
Statutory EIT rate	33%	33%	33%
Tax differential from statutory rate applicable to subsidiaries in the PRC	—	(20)%	(25)%
Non-deductible expenses incurred outside the PRC	7%	3%	1%
Other non-deductible expenses	1%	—	—

Effective EIT rate	41%	16%	9%

Significant components of deferred tax assets

	2003	2004
	RMB	RMB
Temporary differences	541,300	1,009,403
Less: valuation allowance	—	—

Deferred tax assets	541,300	1,009,403

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

A holder of Series A Preferred Shares could convert all but not part at any time after issuance date into such number of fully paid and non-assessable ordinary shares at a conversion price of US$1.04167 (each Series A Convertible Preferred Share is convertible into one ordinary share). No beneficial conversion feature charge was recognized for the issuance of Series A Preferred Shares as the estimated fair value of the ordinary shares is less than the conversion price on the date of issuance.

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

9. SERIES B REDEEMABLE CONVERTIBLE PREFERRED SHARES

In November 2000, the Company entered into a Series B Preferred Shares Subscription Agreement, whereby the Company authorized and issued 7,193,464 shares of the Company’s Series B Mandatory Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) at an issue price of US$1.5667 per share.

Prior to the issuance of Series C Convertible Preferred Shares, each Series B Preferred Share were redeemable at the option of the holders of a majority of the then outstanding shares of Series B Preferred Shares at any time commencing five calendar years after the Series B Preferred Shares issue date, at a redemption price equal to US$3.13334 per share plus all declared but unpaid dividends.

A holder of Series B Preferred Shares could convert all but not part at any time after issuance date into such number of fully paid and non-assessable ordinary shares at an initial conversion price of US$1.04445 (each Series B Convertible Preferred Share is convertible into 1.5 ordinary shares). Upon the issuance of Series C Convertible Preferred Shares, holders of Series B Preferred Shares agreed to forfeit its redemption rights for no consideration.

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

A holder of Series C Preferred Shares could convert all but not part at any time after issuance date into such number of fully paid and non-assessable ordinary shares at a conversion price of US$4.5856 (each Series C Convertible Preferred Share is convertible into one ordinary share).

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

11. SHARE OPTION PLAN

On April 15, 2000, the Company adopted a share option plan that provides for the issuance of up to 144,000 ordinary shares in effect for a term of 10 years unless terminated earlier by shareholders and Board of Directors (“2000 Option Plan”). Under this share option plan, the directors may, at their discretion, grant any senior executives (including directors) and employees of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. On June 6, 2000, the Company increased the number of ordinary shares from 2,000,000 shares to 20,000,000 shares by decreasing the par value from US$0.10 each to US$0.01 each. The total number of ordinary shares reserved for the share option plan increased from 144,000 to 1,440,000 accordingly. On July 1, 2001, the total number of ordinary shares reserved for the share option plan was further increased to 1,728,000 shares. All share options granted under the 2000 Option Plan have an exercise price of US$0.7716. As of December 31, 2004, 190,956 options were outstanding under the 2000 Option Plan.

The following table summarizes the Company’s share option activity under the 2000 Option Plan as of and for the years ended December 31:

	2002	2003	2004
Outstanding at beginning of year	1,330,100	1,448,720	1,389,880
Granted	253,440	113,200	—
Exercised	—	(144,000)	(1,160,044)
Forfeited	(134,820)	(28,040)	(38,880)

Outstanding at end of year	1,448,720	1,389,880	190,956

Vested and exercisable at end of year	803,425	1,114,680	66,529

Subsequent to December 31, 2004, 2,320 options under the 2000 Option Plan were exercised as at February 21, 2005.

On April 15, 2003, the Company adopted a new share option plan that provides for the issuance of up to 1,187,510 ordinary shares (“2003 Option Plan”). Under this share option plan, the directors may, at their discretion, grant any senior executives (including directors) and employees of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. As of December 31, 2004, 933,047 options were outstanding under the 2003 Option Plan.

The following table summarizes the Company’s share option activity under the 2003 Option Plan as of and for the years ended December 31:

	2003	2004
Outstanding at beginning of year	—	977,440
Granted	980,640	257,600
Exercised	—	(234,177)
Forfeited	(3,200)	(67,816)

Outstanding at end of year	977,440	933,047

Vested and exercisable at end of year	—	90,303

On November 5, 2004, the board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”), which will cover the Company’s option issuances during the period from 2005 to 2009. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. The 2005 Option Plan is subject to shareholders’ approval within 12 months after November 2004.

The following is additional information relating to options outstanding as of December 31, 2004:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
$0-$4.99	724,201	1.7571	3.0706	132,182	1.4364	1.4387
$5.00-$7.49	138,858	6.4059	3.9167	22,653	6.2679	3.9167
$7.50-$9.99	25,330	7.6500	3.9583	1,997	7.6500	3.9583
$10.00-$16.99	235,614	13.2177	4.5538	—	—	—

	1,124,003			156,832

In connection with the share options granted during the years ended December 31, 2002, 2003 and 2004, the Company recognized deferred share-based compensation amounted to RMB981,197, RMB3,917,947 and nil, respectively, which is being amortized over the vesting period of three years. Share-based compensation expense recognized during the years ended December 31, 2002, 2003 and 2004, amounted to RMB462,140, RMB1,583,409 and RMB 1,958,022, respectively.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing method with the following assumptions:

	2002	2003	2004
Risk-free interest rate	2.65%	2.65%	2.65%
Expected life (years)	5	5	5
Expected dividend yield	0	0	0
Volatility	0	0	65% ~ 76%
Fair value of options at grant date	from US$0.8628 To US$1.1311	from US$0.6701 to US$2.8505	from US$7.5838 to US$9.4613

If compensation cost for the Company’s share-based compensation plan been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Company’s net income (loss) attributable to ordinary shareholders during the years ended December 31, 2002, 2003 and 2004 will be RMB(19,127,249), RMB784,177 and RMB129,363,875, respectively (Note 2p).

12. EMPLOYEE BENEFITS

The full-time employees of Ctrip Computer Technology, Ctrip Travel Information and the VIEs, which were established in the PRC, are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. Ctrip Computer Technology, Ctrip Travel Information and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total provision accrued for such employee benefits amounted to RMB3,458,859, RMB4,973,561 and RMB11,818,432 for the years ended December 31, 2002, 2003 and 2004, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

13. RELATED PARTY TRANSACTIONS

During the years ended December 31, significant related party transactions are as follows:

	2002	2003	2004
	RMB	RMB	RMB
Air-ticketing service fees from Beijing Chenhao (Note a)	1,208,673	1,358,612	—
Packaged tour service fees from Shanghai Huacheng (Note a)	217,530	140,000	—
Advertising service fees from Shanghai Ctrip Commerce (Note a)	684,675	678,502	—
Commission income from joint venture companies of Home Inns Hong Kong	163,548	622,452	489,432
Sales and marketing expense to joint venture companies of Home Inns Hong Kong	—	160,000	—
Rental expense to a related party	—	500,000	500,000

(Note a)	Prior to the adoption of FIN 46 in July 2003, Beijing Chenhao, Shanghai Huacheng and Shanghai Ctrip Commerce were considered related parties as these VIEs were owned by directors and senior executives of the Company. Upon the adoption of FIN 46, these VIEs are included in the consolidated financial statements of the Company.

As of December 31, significant balances with related parties are as follows:

	2003	2004
	RMB	RMB
Due from related parties:
Due from joint venture companies of Home Inns Hong Kong	611,640	59,252

Long-term loans to related parties:
— Senior executives	2,310,000	500,000

Due to related parties:
Advance from a director for stock option	4,018,284	2,677,668
Due to other related parties	—	701,312

	4,018,284	3,378,980

The amounts due from and due to related parties as of December 31, 2003 and 2004, mainly arose from the transactions disclosed above and revenue received and expenses paid on behalf on each other. They are unsecured, interest-free and have no fixed repayment terms.

The long-term loans to related parties as of December 31, 2003 represented loan granted to a senior executive for the purpose of making further capital contribution into Shanghai Ctrip Charming. However, the additional capital contribution to Shanghai Ctrip Charming was delayed due to certain administrative reasons and accordingly the full amount was subsequently repaid to the Group. The long-term loans to related parties as of December 31, 2004 represented loan granted to two senior executives for the purpose of establishing a VIE. However, the VIE was subsequently deregistered and the full amount was subsequently repaid to the Group.

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

14. OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31 are as follows:

	2003	2004
	RMB	RMB
Deposits received from suppliers	647,456	1,349,962
Accrued operating expenses	3,495,541	8,376,133
Accrued share issuance costs	12,519,542	—
Others	924,118	1,029,695

Total	17,586,657	10,755,790

15. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share and diluted earnings (loss) per share have been calculated in accordance with SFAS No. 128 as follows:

	2002	2003	2004
	RMB	RMB	RMB
Numerator:
Net income for the year	14,193,533	53,813,515	133,126,290
Accretion for Series B Redeemable Convertible Preferred Shares	(16,492,526)	(12,365,534)	—
Dividends to holders of Series A and Series B Preferred Shares	(16,762,322)	—	—
Dividends to holders of Series A and Series B Convertible Preferred Shares for spin-off of joint venture companies	—	(2,829,064)	—
Deemed dividends upon repurchase of Preferred Shares	—	(35,336,150)	—
Amount allocated to participating preference shareholders	—	(1,909,600)	—

Numerator for basic earnings (loss) per share	(19,061,315)	1,373,167	133,126,290

Effect of dilutive securities	—	—	—
Numerator for diluted earnings (loss) per share	(19,061,315)	1,373,167	133,126,290

Denominator:
Denominator for basic earnings (loss) per share - weighted average ordinary shares outstanding	9,520,698	10,605,957	30,712,466
Dilutive effect of share options	—	1,706,250	792,236

Denominator for diluted earnings (loss) per share	9,520,698	12,312,207	31,504,702

Basic earnings (loss) per share	(2.00)	0.13	4.33

Diluted earnings (loss) per share	(2.00)	0.11	4.23

Potentially dilutive securities that were not included in the computation of diluted loss per share because of their anti-dilutive effects include the Series A Preferred Shares, the Series B Preferred Shares and share options granted to employees for the year ended December 31, 2002. Potentially dilutive securities that were not included in the computation of diluted earnings per share because of their anti-dilutive effects include the Series A, Series B and Series C Preferred Shares for the year ended December 31, 2003. There were no potentially dilutive securities that were not included in the computation of diluted earnings per share because of their anti-dilutive effects for the year ended December 31, 2004.

In March 2004, the Emerging Issues Task Force reached a consensus on Issue No. 03-06 - “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-06”). EITF No. 03-06 provides guidance regarding the computation of earnings (loss) per share by companies that have issued securities other than common share that entitle the holder to participate in dividends and earnings (loss) of the company. In addition, EITF No. 03-06 provides guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings (loss) per share. EITF No. 03-06 is effective for the quarter ended June 30, 2004. EITF No. 03-06 requires prior period earnings (loss) per share amounts to be restated to conform to the consensus to ensure comparability on a period-over-period basis. Accordingly, the Group has applied EITF No. 03-06 to all years presented in the consolidated financial statements and adjusted the earnings (loss) per share as previously stated. Basic earnings (loss) per share reported in the Company 2003 annual report were (2.00) and 0.31 for 2002 and 2003 respectively. Diluted earnings (loss) per share reported in the Company 2003 annual report were (2.00) and 0.23 for 2002 and 2003 respectively.

16. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases at December 31 are as follows:

	Office premises	Equipment and others	Total
	RMB	RMB	RMB
2005	4,306,369	9,418,340	13,724,709
2006	2,955,553	1,084,490	4,040,043
2007	668,783	468,806	1,137,589
2008	—	426,806	426,806
2009	—	248,970	248,970

	7,930,705	11,647,412	19,578,117

Rental expense amounted to RMB4,687,822, RMB3,505,259 and RMB6,269,028 during the years ended December 31, 2002, 2003 and 2004, respectively, and is charged to the statements of income and comprehensive income when incurred.

Capital commitments

As of December 31, 2004, capital commitments for office decoration and call center equipment amounted to RMB1,356,806.

Contingencies

The Company is incorporated in Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing, travel agency, advertising and internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new Chinese laws and regulations.

17. SUBSEQUENT EVENTS

On February 4, 2005, the Company signed an agreement to acquire land use rights for approximately 16,670 square meters of land in the Shanghai Hong Qiao Lin Kong Economic Development Park for a total consideration of approximately RMB62.5 million (equivalent to approximately US$7.6 million). The agreement is subject to the approval of relevant municipal government authorities of Shanghai. The Company plans to build a new information and technology center and move its principal executive offices, 24-hour customer service center, product development center and administrative and support facilities to the new premises. The aggregate investment for the new premises is estimated to range from approximately RMB157 million to RMB166 million (equivalently to approximately US$19 million to US$ 20 million) over the period from 2005 until the completion of the construction of the new premises, which is expected to be around mid-2007.

