Form 20-F
period 2005-12-31
CTRIP COM INTERNATIONAL LTD
filed 2006-06-26
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to             .

Commission file number: 000-50483

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

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Name of each exchange and Title of each class on which registered:

American Depositary Shares, each representing one ordinary share, par value

US$0.01 per ordinary share, Nasdaq National Market

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 32,037,609 ordinary shares, par value US$0.01 per ordinary share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer    ☒  Accelerated filer    ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes    ☒  No

INTRODUCTION

In this annual report, unless otherwise indicated,

(1) the terms “we,” “us,” “our company,” “our” and “Ctrip” refer to Ctrip.com International, Ltd., its predecessor entities and subsidiaries, and, in the context of describing our operations and consolidated financial information, also include its affiliated Chinese entities;

(2) “shares” and “ordinary shares” refer to our ordinary shares, and “preferred shares” refers to our convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on December 12, 2003;

(3) “ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to the American depositary receipts which evidence our ADSs;

(4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau; and

(5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, and as of December 31, 2004 and 2005.

We and certain selling shareholders of our company completed the initial public offering of 4,700,000 ADSs, each then representing two of our ordinary shares, par value US$0.01 per ordinary share, on December 12, 2003. On December 9, 2003, we listed our ADSs on the Nasdaq National Market, or Nasdaq, under the symbol “CTRP.”

Certain selling shareholders of our company completed a public offering and sale of 1,914,000 ADSs, each then representing two of our ordinary shares, par value US$0.01 per ordinary share, on December 21, 2004.

On April 11, 2006, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing one (1) ordinary share. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the change in ratio for all periods presented.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” the negative of these terms, and other similar expressions. The accuracy of these statements may be impacted by a number of risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the following risks:

•	a slow-down of economic growth in China may adversely affect our growth and profitability;

•	declines or disruptions in the travel industry generally could reduce our revenue;

•	The trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;

•	if we are unable to maintain existing travel suppliers, or establish new arrangements with travel suppliers similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed;

•	If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;

•	our limited operating history makes evaluating our business and prospects difficult;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business may be severely disrupted if we lose the services of our key executives; and

•	if the ownership structure of our affiliated Chinese entities and the contractual arrangements among us, our affiliated Chinese entities and their shareholders are found to be in violation of any PRC laws or regulations, we and or our affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations.

We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in Item 3.D. of this Annual Report, Key Information — Risk Factors and other risks outlined in our other filings with the Securities and Exchange Commission. We do not undertake any obligation to update the forward-looking statements except as required under applicable law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

Certain accounts for prior years have been reclassified with no effect on net income or retained earnings to conform to the 2005 financial statement presentation. Additionally, all ADS data have been retroactively adjusted to reflect the current ADS to ordinary share ratio for all periods presented.

	For the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands, except for per ordinary share and per ADS data)
Consolidated Statement of Operation Data:
Net revenues	43,984	100,049	173,147	333,820	521,225	64,586
Cost of services	(7,940)	(13,673)	(26,223)	(51,637)	(88,627)	(10,982)
Gross profit	36,044	86,376	146,924	282,183	432,598	53,604
Operating expenses
Product development	(7,759)	(13,365)	(20,684)	(37,959)	(57,510)	(7,126)
Sales and marketing	(30,359)	(32,308)	(47,571)	(72,863)	(112,274)	(13,912)
General and administrative	(16,621)	(16,055)	(19,579)	(36,895)	(41,535)	(5,147)
Share-based compensation(1)	(22)	(462)	(1,583)	(1,958)	(1,777)	(220)
Other expenses incurred for joint venture companies	(935)	(915)	—	—	—	—
Total operating expenses	(55,696)	(63,105)	(89,417)	(149,675)	(213,096)	(26,405)
Income (loss) from operations	(19,652)	23,271	57,507	132,508	219,502	27,199
Net interest income and other income	2,049	1,293	6,062	13,174	35,590	4,410
Income (loss) before income tax benefit (expense), minority interests and share of income (loss) of joint venture companies	(17,603)	24,564	63,569	145,682	255,092	31,609
Income tax benefit (expense)	2,342	(10,043)	(10,249)	(12,517)	(30,577)	(3,789)
Minority interests	—	71	(79)	(39)	(269)	(33)
Share of income (loss) of joint venture companies	—	(398)	573	—	—	—
Net income (loss)	(15,261)	14,194	53,814	133,126	224,246	27,787

Earnings Per Ordinary Share and Per ADS Data:
Accretion for Series B preferred shares	(14,316)	(16,493)	(12,366)	—	—	—
Dividends to holders of preferred shares	—	(16,762)	—	—	—	—
Deemed dividends to holders of Series A and Series B preferred shares for spin-off of joint venture companies(3)	—	—	(2,829)	—	—	—
Deemed dividends upon repurchase of preferred shares	—	—	(35,336)	—	—	—
Amount allocated to participating preference shareholders	—	—	(1,910)	—	—	—
Net income (loss) attributable to ordinary shareholders	(29,577)	(19,061)	1,373	133,126	224,246	27,787
Earnings (loss) per ordinary share or per ADS(4), basic	(3.26)	(2.00)	0.13	4.33	7.06	0.87
Earnings (loss) per ordinary share or per ADS(4), diluted	(3.26)	(2.00)	0.11	4.23	6.91	0.86
Cash dividends per ordinary share paid(5)	—	1.11	—	—	1.26	0.15

	As of December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash	42,464	38,931	471,969	615,875	735,062	91,083
Other current assets	45,932	20,580	37,223	54,991	116,253	14,405
Non-current assets	20,529	37,744	48,013	69,852	184,586	22,873
Total assets	108,925	97,255	557,205	740,718	1,035,901	128,361
Current liabilities	12,962	13,093	63,917	138,744	270,314	33,495
Minority interests	—	828	564	603	871	108
Series B preferred shares(6)	108,470	124,963	—	—	—	—
Total shareholders’ equity (deficit)	(12,507)	(41,629)	492,724	601,371	764,716	94,758

(1)	Share-based compensation was related to the associated operating expense categories as follows:

	For the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Product development	5	131	411	550	403	50
Sales and marketing	1	27	136	188	258	32
General and administrative	16	304	1,036	1,220	1,116	138

(2)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB8.0702 to US$1.00. See “Exchange Rate Information.”

(3)	On August 27, 2003, we resolved to distribute all of our equity interest in Home Inns & Hotels Management (Hong Kong) Limited to the then existing holders of our ordinary shares and Series A and Series B preferred shares on a pro rata as-converted basis based on the carrying value of the equity interest in the amounts of RMB2 million, RMB1 million and RMB2 million, respectively.

(4)	Each ADS represents one ordinary share.

(5)	The dividends recognized represent dividends totaling RMB27 million distributed out of our reserves in December 2002 to holders of ordinary shares, and Series A preferred shares and Series B preferred shares on a pro rata as-converted basis at a dividend rate of RMB1.11, or US$0.1341 per ordinary share. On July 8, 2005, we distributed dividends in the aggregate amount of RMB40 million to our shareholders of record as of December 31, 2004, at a dividend rate of RMB1.26, or US$0.1525 per ordinary share.

(6)	Prior to the forfeiture of the redemption feature in September 2003, Series B preferred shares were not included as part of shareholders’ equity as such shares were redeemable at the option of the holder.

Exchange Rate Information

We have published our financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2005 at US$1.00 : RMB8.0702, which was the noon buying rate in effect as of December 31, 2005. The prevailing rate at June 15, 2006 was US$1.00 : RMB7.9990. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006
January	8.0608	8.0654	8.0702	8.0596
February	8.0415	8.0512	8.0616	8.0415
March	8.0167	8.0350	8.0505	8.0167
April	8.0165	8.0143	8.0248	8.0040
May	8.0215	8.0131	8.0300	8.0005
June (through June 15)	7.9990	8.0101	8.0225	7.9985

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Company

A slow-down of economic growth in China may adversely affect our growth and profitability.

Our business and operations are primarily based in China and almost all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the growth in the economy and travel industry in China. Although the economy in China has grown significantly in the past decades, we cannot assure you that growth will continue or that any slow-down will not have a negative effect on our business. Any slow-down of economic growth in China could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition.

Declines or disruptions in the travel industry generally could reduce our revenue.

A large part of our business is currently driven by the trends that occur in the travel industry in China, including the hotel, airline and packaged-tour sectors. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	an outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or any other serious contagious diseases;

•	increased prices in the hotel, airline, or other travel-related industries;

•	increased occurrence of travel-related accidents;

•	natural disasters or poor weather conditions; and

•	terrorist attacks or threats of terrorist attacks or wars.

We could be severely affected by declines or disruptions in the travel industry and in many cases, have little or no control over those changes.

The trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2005, the trading prices of our ADSs on the Nasdaq ranged from $18.07 to $33.35 per ADS and the closing sale price on June 15, 2006 was $48.72 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, such as quarterly variations in operating results; new governmental restrictions or regulations relating to our business markets; conditions or trends in the online travel and e-commerce industries; changes in financial estimates and recommendations by securities analysts; the operating and stock price performance of other companies that investors may deem comparable to us; and news reports relating to trends in our markets or general economic conditions.

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operation in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options awards. See “—Risks Related to the Shares and ADSs — The market price for our ADSs may be volatile.”

If we are unable to maintain existing hotel suppliers, or establish new arrangements with hotel suppliers similar to those we currently have, our business may suffer.

If we are unable to maintain satisfactory relationships with our existing hotel suppliers, or if our hotel suppliers establish similar or more favorable relationships with our competitors, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on terms similar to those we currently have. Furthermore, in order to maintain and grow our business, we will need to establish new arrangements with hotels in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and adversely affect our operating results and financial condition, which consequently will impact the price of our ADSs.

If we are unable to maintain existing arrangements with our airline ticket suppliers, our business may be harmed.

We derive significant benefits, including revenues, from our arrangements with major domestic airlines in China and many international airlines operating flights originating from China. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, these airlines also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. We cannot assure you that any of these airlines will continue to have supplier relationships with us. The loss of these supplier relationships would impair our operating results and financial condition as we would lose an increasingly significant source of our revenues.

If we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed.

We believe that establishing, maintaining and enhancing the Ctrip brand is a critical aspect of our efforts to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry. The promotion of our brand will depend largely on our success in maintaining a sizeable and active customer base, providing high-quality customer service and organizing effective marketing and advertising programs. If our current customer base significantly declines, or the quality of our customer services substantially deteriorates, or if we fail to cost-effectively promote and maintain our brand, our business, operating results and financial condition would be materially and adversely affected.

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

In the future, we may also face competition from new players in the hotel consolidation market in China and abroad that may enter China in the future. We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. In addition, as more international travelers visit China, international travelers may become an increasingly important customer base. Competitors that have strategic alliance with consolidators aboard may have greater channels that will direct on-line booking to their websites for travel needs in China. Our industry is characterized by relatively low fixed costs. In addition, like all other consolidators, we do not have exclusive arrangements with our travel suppliers. The combination of these two factors presents potential entrants to our industry with relatively low entry barriers.

Increased competition could reduce our operating margins and profitability and result in loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing and strategic relationships and alliances or other resources or name recognition, and may be able to imitate and adopt our business model. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business will be materially and adversely affected.

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

If we are unsuccessful in addressing any of these risks, our business will be materially and adversely affected.

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

We use an internally developed booking software system that supports nearly all aspects of our booking transactions. Our business may be harmed if we are unable to upgrade our systems and infrastructure fast enough to accommodate future traffic levels, or to avoid obsolescence, or successfully integrate any newly developed or purchased technology with our existing system. Capacity constraints could cause unanticipated system disruptions, slower response times, poor customer service, impaired quality and speed of reservations and confirmations, and delays in reporting accurate financial and operating information. These factors could cause us to lose customers and suppliers, which will have a material and adverse effect on our results of operations and financial condition.

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued services of our key executives. We rely on their expertise in business operations, finance and travel services and on their relationships with our shareholders, suppliers and regulators. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them. Therefore, our business may be severely disrupted and we may incur additional expenses to recruit and train personnel, our financial condition and results of operations may be materially and adversely affected.

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers. Each of our executive officers has entered into an employment agreement with us that contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you of the extent to which any of these agreements would be enforced in China, where most of these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “—The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and Internet content provision businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

We are a Cayman Islands company and a foreign person under PRC law. Due to foreign ownership restrictions in the air-ticketing, travel agency, advertising and Internet content provision industries, we conduct part of our business through contractual arrangements with our affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations.

In the opinion of our PRC counsel, our current ownership structure, the ownership structure of our wholly-owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly-owned subsidiaries, our affiliated Chinese entities and their shareholders, and our business operations, as described in this report, are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

If we and our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income, or the income of our affiliated Chinese entities, revoking our business licenses, or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations, and requiring us or our affiliated Chinese entities to discontinue any portion or all of our Internet content provision, air- ticketing, travel agency or advertising businesses.

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

As the PRC government restricts foreign ownership of Internet content provision, air-ticketing, travel agency and advertising businesses in China, we depend on our affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non- hotel reservation business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities. Although we have been advised by our PRC counsel that these contractual arrangements are valid, binding and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing, packaged-tour or advertising business in an acceptable manner. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could be uncertain. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business.

Our director, Qi Ji, and our officers, Min Fan and Jianmin Zhu, are also the principal shareholders of our affiliated Chinese entities. Thus, conflicts of interest between their duties to our company and our affiliated Chinese entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act entirely in our interests or that conflicts of interest will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could be uncertain. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting and other fees paid to us by our affiliated Chinese entities. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Further, if our subsidiaries and affiliated Chinese entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

The PRC government regulates the air-ticketing, travel agency, advertising and Internet industries. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected.

The PRC government regulates the air-ticketing, travel agency, advertising and Internet industries. We are required to obtain applicable permits or approvals from different regulatory authorities to conduct our business, including separate licenses for Internet content provision, air-ticketing, advertising and travel agency activities. If we fail to obtain or maintain any of the required permits or approvals, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

In particular, the Civil Aviation Administration of China, or CAAC, regulates pricing of air tickets as well as commissions payable to air- ticketing agencies. If restrictive policies are adopted by CAAC or any of its regional branches, our air-ticketing revenues may be adversely affected.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trademark protection and confidentiality laws and contracts. The trademark and confidentiality protection in China may not be as effective in the United States. Policing unauthorized use of proprietary technology is difficult and expensive.

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to go to court to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Selective acquisitions form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, inability to complete acquisitions, inability to realize anticipated benefits, failure to commercialize purchased technologies, inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result of integration of new businesses.

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

We rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party air-ticketing agencies to issue air tickets, confirmations and deliveries in some cities in China. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance could impair the timing and quality of our own service. If our service providers fail to deliver air tickets in a timely manner to our customers, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of support on a timely basis or on terms as advantageous to us.

If our hotel suppliers or customers provide us with untrue information regarding our customers’ stay, our commission income and revenues may decrease.

A substantial portion of our revenues is represented by commissions which hotels pay us for room nights booked through us. Generally, we do not receive payment from our customers on behalf of our hotel suppliers, as our customers pay hotels directly. To confirm whether a customer adheres to the booked itinerary, we routinely make inquiries with the hotel and, occasionally, with the customer. We rely on the hotel and the customer to give us truthful information regarding the customer’s check-in and check-out dates, which information forms the basis for calculating the commission we are entitled to receive from the hotel. If our hotel suppliers or customers provide us with untrue information with respect to our customers’ length of stay at the hotels, we would not be able to recognize revenue to which we are entitled. In addition, using such untrue information may lead to inaccurate business projections and plans, which may adversely affect our business planning and strategy.

As we gradually expand into the merchant business, we may suffer losses if we are unable to predict the amount of inventory we will need to purchase.

We have gradually established limited merchant business relationships with selected travel service suppliers, particularly for our packaged-tour products. In the merchant business relationship, we buy hotel rooms and/or air tickets before selling them to our customers and thereby incur inventory risk. If we are unable to correctly predict demand for hotel rooms and air tickets that we are committed to purchase, we would be responsible for covering the cost of the hotel rooms and air tickets we are unable to sell, and our financial condition and results of operations would be adversely affected.

If tax benefits available to our subsidiaries in China are reduced or repealed, our results of operations could suffer.

Pursuant to applicable tax laws in China, companies established in China are generally subject to an enterprise income tax, or EIT, at a statutory rate of 33%. Our subsidiary, Ctrip Computer Technology, is currently entitled to a 15% EIT rate because it has been classified as a “new and high-technology enterprise.” In addition, our subsidiary, Ctrip Travel Information, is currently entitled to a 15% EIT rate due to its registration in the Pudong Economic Development Zone, which rate is further reduced by 50% for each of the years from 2005 to 2007 because it has been classified as a “software enterprise.” Our subsidiaries’ eligibility for the preferential tax treatment is subject to annual re-assessment by relevant government authorities. There is no assurance that our subsidiaries in China will continue to receive such or any other preferential tax treatment. If our subsidiaries are required to pay the statutory rate of 33% or other similar rate as a result of the PRC government’s change of applicable policies, our results of operations would be adversely affected.

We may be subject to additional business tax for our hotel reservation services.

Some of our hotel reservation services customers prepay for their expected hotel stays. They pay us the entire amount of hotel charges before checking in. As a result, we issue them invoices representing the entire amount of their expected hotel charges. Although we recognize as revenue only our hotel commissions, we cannot assure that, in these cases, the PRC tax authorities will not deem the entire invoiced amount as our revenue and impose business tax on such amount. Payment of business tax on the full amounts represented by these invoices may have a material and adverse effect on our financial condition and results of operations.

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

Our websites contain information about hotels, flights, popular vacation destinations and other travel-related topics. It is possible that if any information, accessible on our websites, contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any such claims, with or without merit, could be time consuming and costly to defend, result in litigation and divert management’s attention and resources.

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

The recurrence of SARS and other similar outbreaks such as avian flu may materially and adversely affect our business and operating results.

In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Although none of our employees was infected with SARS, our business and operating results were adversely affected. Since 2005 there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases.

A recurrence of an outbreak of SARS or any similar outbreak of other contagious diseases such as avian flu may adversely affect our business and operating results. Ongoing concerns regarding SARS, avian flu or any other contagious disease, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of SARS or any similar outbreak of other contagious diseases such as avian flu, travel to and from disease-affected regions could be curtailed. Continued or additional restrictions on travel to and from these and other regions on account of outbreak of any contagious disease could have a material and adverse effect on our business and operating results.

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

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources and have a material and adverse effect on our business and operating results.

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

As we must account for employee share options using the fair value method beginning from 2006, such accounting treatment could significantly reduce our net income.

Beginning in 2006, we are required to account for share-based compensation in accordance with recently issued FASB Statement No. 123(R), Share-Based Payment, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the vesting terms of the share-based awards. Historically, we recorded share-based compensation to the extent that the fair value of the shares on the date of grant exceeded the exercise price of the option. Beginning in 2006, we could have ongoing accounting charges significantly greater than those we would have recorded under our prior method of accounting for share options.

Failure to achieve and maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of our company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Management may not conclude that our internal control over financial reporting is effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if such firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. In addition, during the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on the overall economic growth of China, which could adversely affect our business.

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

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 2.5% appreciation of RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. Any significant revaluation of RMB or U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because substantially all of our revenues are in the form of RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under the Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing, referred to in the notice as a “special purpose offshore company.” PRC residents that are shareholders of special purpose offshore companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

We have notified beneficial owners of our company who we know are PRC residents to register with the local SAFE branch as required under the new SAFE notice. The failure or inability of beneficial owners of our company resident in the PRC to comply with the registration procedures set forth therein may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to our company or otherwise adversely affect our business.

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

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our wholly-owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. In addition, we depend on several affiliated Chinese entities in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We have attempted to comply with the PRC government regulations regarding licensing requirements by entering into a series of agreements with our affiliated Chinese entities. If the PRC laws and regulations change, our business in China may be adversely affected.

To comply with the PRC government regulations regarding licensing requirements, we have entered into a series of agreements with our affiliated Chinese entities to exert our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our PRC counsel that our arrangements with our affiliated Chinese entities are valid under current PRC law and regulations, we cannot assure you that we will not be required to restructure our organization structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs.

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

If our existing shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In particular, our largest shareholder, Rakuten, Inc., has right to demand us to register part or all of its shares at any time and sell them subsequently. Any future sales of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions in the Internet, online commerce or travel industries;

•	changes in the economic performance or market valuations of other Internet, online commerce or travel companies;

•	changes in the economic performance or market valuations of other companies that focus on the China market;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	potential litigation.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly- owned subsidiaries and several affiliated Chinese entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced our business in June 1999. In March 2000, we established a new holding company, Ctrip.com International, Ltd., in the Cayman Islands as an exempt company with limited liability under the Cayman Islands Companies Law, and soon thereafter, all of the shareholders of Ctrip.com (Hong Kong) Limited transferred their shares to the holding company in exchange for shares of the holding company and Ctrip.com (Hong Kong) Limited became our wholly-owned subsidiary.

Since our inception, we have conducted substantially all of our operations in China. We operate as a foreign investment enterprise in China through the following wholly-owned subsidiaries:

•	Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;

•	Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information; and

•	Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network.

We also conduct part of our business in China through the following affiliated Chinese entities:

•	Beijing Ctrip International Travel Agency Co., Ltd. (formerly Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd.), or Beijing Ctrip, which holds domestic travel agency and air transport sales agency licenses;

•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds advertising and Internet content provider licenses;

•	Guangzhou Ctrip Travel Agency Co., Ltd. (formerly Guangzhou Guangcheng Commercial Service Co., Ltd.), or Guangzhou Ctrip, which holds domestic travel agency and air transport sales agency licenses;

•	Shanghai Huacheng Southwest Travel Agency Co., Ltd., or Shanghai Huacheng, which holds domestic travel agency and air transport sales agency license;

•	Shanghai Ctrip Charming International Travel Agency Co., Ltd. (formerly Shanghai Cuiming International Travel Agency Co., Ltd), or Shanghai Ctrip Charming, which holds domestic and cross-border travel agency licenses; and

•	Shenzhen Shencheng Information Consulting Service Co., Ltd., or Shenzhen Shencheng, which holds an air transport sales agency license.

In March 2006, we formed a new wholly-owned subsidiary, C-Travel International Limited, an exempted company with limited liability incorporated in the Cayman Islands, in connection with our investment in a minority stake in ezTravel Co., Ltd., a leading online travel service provider in Taiwan.

We formed Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns, in 2001 to expand our business to include the hotel management service. Through a series of subsequent transactions, we reduced our interest in Home Inns to 31.16%. We spun off our remaining interest in Home Inns in August 2003 to focus on our core business of travel consolidation.

Our principal executive offices are located at 3F, Building 63-64, No. 421 Hong Cao Road, Shanghai 200233, People’s Republic of China, and our telephone number is (8621) 3406-4880.

B. Business Overview

We are a leading consolidator of hotel accommodations and air tickets in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also sell packaged-tours that include transportation and accommodations. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•	choose and reserve hotel rooms in cities throughout China and selected cities abroad;

•	book and purchase air tickets for domestic and international flights originating from China; and

•	choose and reserve packaged-tours that include transportation and accommodations.

We target our services primarily at business and leisure travelers in China who do not travel in groups. This type of travelers, who are referred to in the travel industry as FITs and whom we refer to as independent travelers in this report, is a traditionally under-served yet fast-growing customer base in the China travel market. We act as agent in substantially all of our transactions and generally do not take any inventory risks with respect to the hotel rooms and air tickets booked through us. We derive our hotel reservation, air-ticketing and packaged-tour revenues mainly through commissions from hotels (primarily based on the transaction value of the rooms), air tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. We sold approximately 5.5 million hotel room nights in 2005. As of December 31, 2005, we had room supplier relationships with approximately 3,400 hotels in China and approximately 2,000 hotels abroad, which cover a broad range of hotels in terms of price, categories and geographic location. We believe our ability to offer reservations at highly rated hotels (three stars and above) is particularly attractive to our customers.

The majority of our hotel suppliers fall into the three-, four- and five-star categories. Revenues from our bookings for three-, four- and five-star hotels comprised more than 90% of our revenues from our hotel reservation business in 2005.

We also believe that we are the largest consolidator of air tickets in China in terms of the number of air tickets booked and sold. We sold approximately 3.7 million tickets in 2005. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating from China. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of major cities, destinations and airports of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through us directly or third-party agencies located in many major cities in China.

We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24 hour customer service center and bilingual websites. In 2005, transactions effected through our customer service center accounted for approximately 70% of our transaction volume.

Our revenues are primarily generated from the hotel reservation, air-ticketing and packaged-tour services. For information on revenues attributable to our different products, see Item 5.A.”—Results of Operations—Revenues.”

Products and Services

We began offering hotel reservation and air-ticketing services in October 1999. In 2005, we derived 65% of our revenues from the hotel reservation business and 29% of our revenues from the air-ticketing business. In addition, we offer other products and services including packaged-tours, mostly bundled by us, that cover hotel, air tickets and transportation.

Hotel Reservations. Our hotel booking volume has increased substantially since our inception. The following table shows the total room nights we sold for the periods indicated.

	For Quarters Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(in thousands)
Room Nights	850	1,050	1,130	1,190	1,100	1,390	1,440	1,520

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

We contract with hotels for rooms under two agency models, the “guaranteed allotment” model and the “on-request” model. Under our agreements with our hotel suppliers,

hotels are generally required to offer us prices that are lower than their published prices, and notify us in advance if they have promotional sales, so that we can lower our prices accordingly.

In addition to the agreements that we enter into with all of our hotel suppliers, we enter into a supplemental agreement with each of the hotel suppliers with which we have a guaranteed allotment arrangement. Pursuant to this agreement, a hotel guarantees us a specified number of available rooms every day, allowing us to provide instant confirmations on such rooms to our customers before notifying the hotel. The hotel is required to notify us in advance if it will not be able to make the guaranteed rooms available to our customers due to reasons beyond its control.

As of December 31, 2005, we had contracted with approximately 3,400 hotels in China, of which approximately 1,500 hotels have guaranteed room allotments, allowing us to sell rooms to our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a majority of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking. Our business development team continues to try to increase guarantee room allotment arrangements with our travel suppliers.

Air-ticketing. We believe that we are the largest consolidator of air tickets in China in terms of the number of air tickets booked and sold. We have experienced a significant growth in our air-ticketing business in recent years. The following chart shows the air tickets we sold for the periods indicated.

	For Quarters Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(in thousands)
Number of air tickets sold	310	380	490	540	680	800	1,020	1,170

We sell air tickets for all major domestic Chinese airlines, including Air China, China Eastern Airlines, China Southern Airlines and Shanghai Airlines and many international airlines operating flights that originate from cities in China, such as United Airlines, Northwest Airlines, Air Canada, DragonAir and Lufthansa.

In air-ticketing transactions, a customer generally pays the ticket delivery agent upon delivery of the ticket. The customer also has the option of picking up a ticket at the ticketing office or, for certain flights, obtaining an electronic ticket. Generally, the customer pays a penalty to the airline if he or she cancels the ticket for the flight. We offer electronic ticketing, or E-ticketing, services to our customers for flights on major domestic airlines such as Air China, China Southern Airlines and China Eastern Airlines. We believe that E-ticketing allows our consumers to book air tickets and complete their trips more conveniently. In addition, we believe that E-ticketing allows us to execute air-ticketing transactions more efficiently. The airline industry, including airline ticket pricing, is regulated by CAAC. Therefore, we have no discretion in offering discounts on the air tickets we sell. Our commission rate per ticket generally has increased as the total number of tickets we sell for an airline increases.

Packaged-tour. We offer independent leisure travelers bundled packaged-tour products, which include both air-ticketing and hotel reservations. Our packaged-tour products cover a variety of domestic and international destinations.

Other Products and Services. We offer travel-related businesses and other third parties the opportunity to advertise on our websites. We sell travel guidebooks, which provide useful information for independent travelers. We sell VIP membership cards that allow cardholders to enjoy certain priority in obtaining our services and receive discounts from many restaurants, clubs and bars in many cities in China. We also offer these membership cards free of charge to some of our customers who have purchased a certain amount of travel services from us. Other products and services accounted for a small portion of our total revenue in 2005.

Transaction and Service Platform

Our customers can reach us for their travel-related needs through either our toll-free customer service center or our bilingual websites located at www.ctrip.com and www.gotochina.com. In 2005, transactions executed through our customer service center and websites account for approximately 70% and 30%, respectively, of our total transactions.

Customer Service Center. Our centralized toll-free customer service center is located in Shanghai, China and is operated 24 hours a day and seven days a week. Customers can call our nationwide toll free number to consult with our customer service representatives, receive comprehensive, real-time hotel, flight and packaged-tour information and make travel bookings.

As of December 31, 2005, we employed approximately 1,500 customer service representatives, all of whom participated in a formal training program before commencing work. Unlike some companies in the United States that outsource their customer service to third-party call centers, our customer service representatives are in-house travel specialists.

At our technically advanced facility, we have implemented comprehensive performance measures to monitor our calls to ensure that our customers will receive quality service. We believe we have sufficient capacity to meet the currently anticipated increases in call volume. Nevertheless, if we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines, computer systems and customer service representatives to handle increasing call volumes without the need to undertake system redesign to our existing systems.

Internet Websites. We have a Chinese-language website located at www.ctrip.com and an English-language website located at www.gotochina.com. Our proprietary booking software is integrated with our websites, allowing a customer to complete a booking within minutes. In addition, our customers can use our editorial content for researching destinations and travel tips.

Marketing and Brand Awareness

Through on-site promotions, cross-marketing, online marketing, advertising and our customer reward program, we have created a strong Ctrip brand that is commonly associated in China with value travel products and services and superior customer service. We will continue to use our focused marketing strategy to further enhance Ctrip’s brand awareness and acquire new customers.

On-Site Promotions. We have on-site promotion staff in more than 40 major cities in China. Our staff distributes membership cards and introductory brochures at various locations including airports and train and bus stations. To date, our on-site promotions have proven to be an effective marketing channel for us.

Cross-Marketing. We have entered into cross-marketing relationships with major Chinese domestic airlines, wireless service providers, financial institutions, and other corporations.

Our airline partners recommend our products and services to their mileage program members, and allow their members to accumulate miles by staying at hotels booked through us. Our wireless service provider partners direct their subscribers requesting travel information to our customer service center through automatic call forwarding, or to our websites through an Internet link on their websites. In addition, our bank partners recommend our products and services to their debit or credit card holders, and we allow their debit or credit card holders to use their cards to settle their payments for travel products purchased from us. In September 2004, we and China Merchants Bank jointly launched a dual-currency travel credit card through which holders of the credit card may book hotels, air tickets and packaged-tour products with us, and settle the payments in either RMB or U.S. dollars. The credit card holder is also entitled to certain VIP membership privileges with us. Total number of holders of this dual-currency travel credit card exceeded 600,000 as of the end of 2005. This is one of the joint-launching credit cards that have the largest number of holders in China.

Online Marketing. We have paid many of the leading Internet search engines and portals in China to prominently feature our websites.

Advertising. We advertise in top tier newspapers, radio broadcasting and traffic hubs in China’s major cities where we have a sales team. Based on our experience, this is an effective advertising method for increasing brand awareness and attracting new customers.

Customer Reward Program. To secure our customers’ loyalty and further promote our Ctrip brand, we provide our customers with a customer reward program. This program allows our customers to accumulate membership points calculated according to the services purchased by the customers. Our customers may then redeem these points for travel awards and other gifts.

Supplier Relationship Management

We have cultivated and maintained good relationships with our travel suppliers since our inception. We have a team of employees dedicated to enhance our relationship with existing travel suppliers and develop relationships with prospective travel suppliers.

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

Since inception, we have supported substantial growth in our offline and online traffic and transactions with our present architecture. Our proprietary booking software is integrated with our websites and customer service center operations. Our hardware platform for the Internet consists of Hewlett-Packard servers. We have contracted with Avaya Inc., Hewlett-Packard Company and Dell Inc. for warranty services for our hardware platform. We maintain our databases on HP Superdome, HP RX4640, HP DL740, HP DL580, and conduct daily backup functions for off-site storage. We access the Internet backbone via two 100 megabit ethernet lines and another 20 megabit line for load balance and backup. Our customer service center operations are managed by an Avaya S8700 media server. We maintain all of our servers at our premises in Shanghai.

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

In the air-ticketing market, we compete primarily with other consolidators of air tickets with a multi-province airline ticket sales and fulfillment infrastructure in China, including eLong, Inc. In the markets where we face local competition, our competitors generally conduct ticketing transactions in person, and not over the Internet or through customer service centers. Many local air- ticketing agencies are primarily involved in the wholesale business and do not directly serve individual travelers, who are our targeted customers. However, as the airline ticket distribution business continues to grow in China, we believe that more companies involved in the travel services industry may develop their services that compete with our air-ticketing business.

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

We have registered our domain names www.ctrip.com and www.gotochina.com with www.register.com and www.opensrs.net, respectively, and the domain name www.ctrip.com.cn with China Internet Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered the trademarks “Ctrip” and with the Trade Mark Office of the People’s Republic of China State General Administration for Industry and Commerce. We have also registered the trademark with the Registrar of Trade Marks in Hong Kong.

In 2005, was recognized as a “Famous Brand,” which was the highest recognition for consumer brands granted by the Shanghai municipal government.

PRC Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our affiliated PRC entities as well as certain independent air-ticketing agencies and travel agencies. Our director, Qi Ji, and our officers, Min Fan and Jianmin Zhu, all of whom are PRC citizens, directly or indirectly own all or most of the equity in our affiliated Chinese entities.

According to our PRC counsel, Commerce & Finance Law Offices, the ownership structures, businesses and operations of our subsidiaries and affiliated Chinese entities in China, as described in this report, comply with all existing PRC laws, rules and regulations.

Restrictions on Foreign Ownership

Air-ticketing. According to the Rules on Cognizance of Qualification for Civil Aviation Transporting Marketing Agencies (2006) and relevant foreign investment regulations regarding to civil aviation business, a foreign investor currently cannot own 100% of an air-ticketing agency in China. In addition, foreign invested air-ticketing agencies are not permitted to sell passenger tickets for domestic flights in China.

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

Online Advertising. The principal regulations governing foreign ownership of advertising agencies in China are the Foreign Investment Industrial Guidance Catalogue (2004) and the Administrative Regulations Concerning Foreign Invested Advertising Enterprises (2004). Under these regulations, prior to December 10, 2005, foreign investors (other than those qualified Hong Kong or Macau service providers which were permitted to own up to 100% of an advertising agency in China) were only allowed to own up to 70% of an advertising agency in China. Beginning on December 10, 2005, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, for those advertising agencies who provide online advertising service, foreign ownership restrictions on the Internet content provision business are still applicable.

Internet Content Provision. The principal regulations governing foreign ownership of the Internet content provision business in China include:

•	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001); and

•	Foreign Investment Industrial Guidance Catalogue (2004).

Under these regulations, a foreign entity is prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services, which includes Internet content provision services.

General Regulation of Businesses

Air-ticketing. The air-ticketing business is subject to the supervision of China National Aviation Transportation Association, or CNATA, and its regional branches. Prior to March 31, 2006, the principal regulation governing air-ticketing in China is the Administration on Civil Aviation Transporting Marketing Agency Business Regulations (1993). Currently the principal regulation governing air-ticketing in China is the Rules on Cognizance of Qualification for Civil Aviation Transporting Marketing Agencies (2006) which has taken effect since March 31, 2006.

Under these regulations, prior to May 19, 2005, an air-ticketing agency must obtain a permit from CAAC or its regional branch in every city in which the agency propose to conduct its air-ticketing business. On and after May 19, 2005, any entity that wishes to conduct the air-ticketing business in China must apply for an air-ticketing permit from CNATA. The regulations provide for a transitional grace period for air-ticketing agencies that have obtained a valid license from CAAC or its regional branch prior to the promulgation of the new rules. These agencies are permitted to use their original licenses until such licenses expire.

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

Advertising. The State General Administration of Industry and Commerce is responsible for regulating advertising activities in China. The principal regulations governing advertising (including online advertising) in China include:

•	Advertising Law (1994);

•	Administration of Advertising Regulations (1987); and

•	Implementing rules of the Administration of Advertising Regulations (2004).

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

Pursuant to the Foreign Currency Administration Rules, foreign investment enterprises in China may purchase foreign currency without the approval of the State Administration for Foreign Exchange of the PRC for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by the State Administration for Foreign Exchange of the People’s Republic of China) to satisfy foreign exchange liabilities or to pay dividends. In addition, if a foreign company acquires a company in China, the acquired company will also become a foreign investment enterprise. However, the relevant PRC government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the State Administration for Foreign Exchange of the People’s Republic of China.

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

C. Organizational Structure

The following table sets out the details of our subsidiaries as of the date of this annual report:

Name	Country of Incorporation	Ownership Interest
Ctrip Computer Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	China	100%
Ctrip.com (Hong Kong) Limited	Hong Kong	100%
C-Travel International Limited	The Cayman Islands	100%

We conduct a majority of our business through our wholly-owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency, online advertising and Internet content provision businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our affiliated Chinese entities, including:

•	Beijing Ctrip;

•	Shanghai Ctrip Commerce;

•	Guangzhou Ctrip;

•	Shanghai Huacheng;

•	Shanghai Ctrip Charming; and

•	Shenzhen Shencheng.

Qi Ji, our co-founder and director, Min Fan, our co-founder and Chief Executive Officer, and Jianmin Zhu, our Vice President, are principal owners of our affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint our Chief Financial Officer, Jane Jie Sun, as attorney-in-fact to vote on all matters of our affiliated Chinese entities for a period of ten years until 2016.

D. Property, Plant and Equipment

Our customer service center, principal sales, marketing and development facilities and administrative offices are located on premises comprising approximately 10,200 square meters in an industry park in Shanghai, China. We own approximately 2,500 square meters of our premises and lease 1,223 square meters of our premises from a company controlled by the spouse of our Chairman, James Jianzhang Liang. We have branch offices in Hong Kong, Beijing, Guangzhou, Shenzhen, Chengdu, Qingdao, Shenyang, Xiamen, Hangzhou, Wuhan and Nanjing. We also maintain a sales network in more than 40 cities in China. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.

On February 3, 2005, we entered into a Land Early Development Cost Compensation Agreement with Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd., pursuant to which, in consideration of approximately RMB65 million, we acquired land use rights for approximately 16,670 square meters of land in the Shanghai Hong Qiao Lin Kong Economic Development Park for our new information and technology center (the “New Premises”).

On February 13, 2006, we entered into a construction agreement with Shanghai No. 1 Construction Co., Ltd. to construct a new information and technology center on the New Premises, which when completed will house our principal executive offices, 24-hour customer service center, product development center and administrative and support facilities. The total cost for the construction agreement is approximately RMB115 million.

The aggregate investment for the new premises including the land cost, construction cost and other improvement cost is estimated to be approximately between US$25 million and US$30 million, of which US$6 million has been paid with the remainder due at the completion of the construction of the new premises, which is expected to be around mid-2007.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

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

In 2005, we derived 65%, 29%, 4% and 2% of our revenues from our hotel reservation, air ticketing, packaged-tour and other businesses, respectively.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Growth in the Overall Economy and Demand for Travel Services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China. According to the 2005 China Statistical Yearbook and the 2005 National Economic and Social Development Statistical Communiqué published by the National Bureau of Statistics published on February 28, 2006, the gross domestic product, or GDP, of China grew from RMB11.0 trillion (US$1.3 trillion) in 2001 to RMB18.2 trillion (US$2.3 trillion) in 2005, representing a compound annual growth rate of 13.4%. GDP per capita in the same period rose from RMB8,676 (US$1,048) to RMB13,985 (US$1,733), representing a 12.7% compound annual growth rate. This growth led to a significant increase in the demand for travel services. According to the 2005 China Statistical Yearbook and the 2005 National Economic and Social Development Statistical Communiqué published by the National Bureau of Statistics published on February 28, 2006, domestic tourism spending grew from RMB352.2 billion (US$42.5 billion) in 2001 to RMB528.6 billion (US$65.5 billion) in 2005, representing a compound annual growth of 10.7%. We anticipate that demand for travel services in China will continue to increase in the foreseeable future as the economy in China continues to grow. However, any adverse changes in economic conditions of China, such as a slow-down of the Chinese economy, could have a material and adverse effect on the travel industry in China, which in turn would harm our business.

Seasonality in the Travel Service Industry. The travel service industry is characterized by seasonal fluctuations and accordingly our revenues may vary from quarter to quarter. To date, the revenues generated during the summer season of each year generally are higher than those generated during the winter season, mainly because the summer season coincides with the peak business and leisure travel season, while the winter season of each year includes the Chinese New Year holiday, during which our customers reduce their business activities. These seasonality trends are difficult to discern in our historical results because our revenues have grown substantially since inception. However, our future results may be affected by seasonal fluctuations in the use of our services by our customers.

Disruptions in the Travel Industry. Individual travelers tend to modify their travel plans based on the occurrence of events such as:

•	the outbreak of serious epidemics;

•	travel-related accidents;

•	bad weather;

•	natural disasters;

•	threats of war or incidents of terrorism;

•	general economic downturns; and

•	increased prices in the hotel, airline or other travel-related industries.

During the period from March 2003 through June 2003, the economies of several countries in Asia, including China, were severely affected by the outbreak of SARS. Our business and our operating results during that period were also adversely affected. Since 2005 there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. If there is a recurrence of an outbreak of SARS or any similar outbreak of other contagious diseases such as avian flu, it may adversely affect the travel industry and has a material and adverse effect on our business and operating results.

Major Factors Affecting Our Results of Operations

Revenues

Revenue Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our revenues grew from RMB6.9 million in 2000 to RMB556.2 million (US$68.9 million) in 2005, representing a compound annual growth rate of 141%.

We generate our revenues primarily from the hotel reservation and air-ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year Ended December 31,
	2003	2004	2005
Revenues:
Hotel reservation	84%	78%	65%
Air-ticketing	11	18	29
Packaged-tour*	3	3	4
Others	2	1	2

Total revenues	100%	100%	100%

*	Certain of our packaged-tour revenues were recorded on a gross basis. See “— Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”

As we generally do not take ownership of the products and services being sold and act as agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

Because current PRC laws and regulations impose substantial restrictions on foreign ownership of air-ticketing, travel agency, advertising and Internet content provision businesses in China, we conduct part of our air-ticketing and packaged-tour businesses through our affiliated Chinese entities. Historically, we generated a portion of our revenues from fees charged to these entities. See “—Arrangements with Affiliated Chinese Entities” for a description of our relationship with these entities.

Hotel Reservation. Revenues from our hotel reservation business have been our primary source of revenue since our inception. In 2003, 2004 and 2005, revenues from our hotel reservation business accounted for RMB153 million, RMB276 million and RMB363 million (US$45 million), respectively, or 84%, 78% and 65% respectively, of our revenues.

We derive our hotel reservation revenues through commissions from hotels, primarily based on the room rates paid by our customers. We recognize revenue when we receive confirmation from a hotel that a customer who booked the hotel through us has stayed and checked out from the hotel. While we generally agree in advance on fixed commissions with a particular hotel, we also enter into a commission arrangement with many of our hotel suppliers that we refer to as the “ratchet system.” Under the ratchet system, our commission per room night for a given hotel increases for the month if we sell in excess of a pre-agreed number of room nights with such hotel within the month.

Air-Ticketing. Since early 2002, the air-ticketing business has been growing rapidly. In 2003, 2004 and 2005, revenues from our air ticketing business accounted for RMB20 million, RMB63 million and RMB163 million (US$20 million), respectively, or 11%, 18% and 29%, respectively, of our revenues.

We conduct our air-ticketing business through Beijing Ctrip, Shanghai Huacheng, Guangzhou Ctrip and Shenzhen Shencheng, all of which are our affiliated Chinese entities, as well as a network of independent air-ticketing service companies. Commissions from air-ticketing services rendered are recognized after air tickets are issued. We generally receive a higher commission rate per ticket as the total number of tickets we sell for an airline increases, subject to any applicable regulatory restrictions.

Packaged-tour. Our packaged-tour business has grown rapidly in the past three years. In 2003, 2004 and 2005, revenues from our packaged tour business accounted for RMB5 million, RMB10 million and RMB23 million (US$3 million), respectively. We conduct our packaged-tour business mainly through Shanghai Huacheng and Shanghai Ctrip Charming. Shanghai Huacheng and Shanghai Ctrip Charming bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged-tour sold through our transaction and service platform. Referral fees are recognized as net revenues after the packaged-tour services are rendered. Shanghai Huacheng and Shanghai Ctrip Charming also, from time to time, act as principal in connection with the packaged-tour services provided by them. When Shanghai Huacheng and Shanghai Ctrip Charming act as principal, they recognize gross amounts received from customers as revenues after the packaged-tour services are rendered.

Other Businesses. Our other business lines primarily consist of advertising services, sales of Ctrip travel guidebooks and sales of our VIP membership cards. We place our customers’ advertisements on our websites and in our introductory brochures. We sell VIP membership cards that allow cardholders to enjoy certain priority in obtaining our services and receive discounts from many restaurants, clubs and bars in many cities in China. We conduct the advertising business through Ctrip Commerce, and we recognize revenue when Ctrip Commerce renders advertising services.

Cost of Services

Cost of services are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation, telecommunication expenses and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 60%, 60% and 62% of our cost of services in 2003, 2004 and 2005, respectively. Telecommunication expenses accounted for 26%, 19% and 14% of our cost of services in 2003, 2004 and 2005, respectively.

Cost of services accounted for 15%, 15% and 17% of our net revenues in 2003, 2004 and 2005, respectively. We believe our relatively low ratio of cost of services to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain.

Operating Expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses and share-based compensation.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain and monitor our transaction and service platform.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, expenses for customer reward program, advertising expenses, commissions for our marketing partners for referring customers to us, production costs of marketing materials and membership cards and expenses associated with our membership reward program. Our sales and marketing expenses as a percentage of net revenues had declined from 2003 to 2004 and remained unchanged from 2004 to 2005 due to our more effective and focused marketing efforts to promote our brand and services.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, administrative office expenses, as well as professional service fees. General and administrative expenses as a percentage of net revenues have decreased over the past three years.

Share-based compensation is the difference, if any, between the estimated fair value of our ordinary shares and the amount an employee is required to pay to acquire the shares, as determined on the date the share option is granted. We amortize share-based compensation and charge it to expense over the three-year vesting period of the underlying options. We have adopted SFAS 123R, “Share-Based Payment,” beginning from January 1, 2006, and could have ongoing accounting charges significantly greater than those we would have recorded under our prior method of accounting for share options.

Income Taxes and Financial Subsidies

Income Taxes. Our effective income tax rate was 16%, 9% and 12% for 2003, 2004 and 2005, respectively. Pursuant to the applicable tax laws in China, companies established in China are generally subject to EIT at a statutory rate of 33%. The 33% EIT rate applies to our subsidiaries, affiliated Chinese entities and joint venture companies established in China, except for our subsidiaries, Ctrip Computer Technology and Ctrip Travel Information, and our affiliated Chinese entities, Shanghai Huacheng and Shenzhen Shencheng.

•	Our subsidiary, Ctrip Computer Technology, is currently entitled to a 15% EIT rate because it has been classified as a “new and high technology enterprise.” Ctrip Computer Technology’s qualification as a “new and high technology enterprise” is subject to annual re-assessment by relevant government authorities.

•	Our subsidiary, Ctrip Travel Information, is currently entitled to a 15% EIT rate due to its registration in the Pudong Economic Development Zone and such rate is further reduced by 50% for each of the years from 2005 to 2007 due to its classification as a “software enterprise.” Ctrip Travel Information’s qualification as a “software enterprise” is also subject to annual re-assessment by relevant government authorities.

•	Our affiliated Chinese entity, Shanghai Huacheng, is entitled to a 30% tax reduction for each of the years from 2004 to 2006 due to its classification as an entity that provides job opportunities for unemployed individuals. Shanghai Huacheng’s preferential tax treatment is also subject to annual re-assessment by relevant government authorities.

•	Our affiliated Chinese entity, Shenzhen Shencheng, is entitled to a preferential tax rate of 15% as granted by the local tax bureau, because it is registered in the city of Shenzhen in China.

Our subsidiaries and affiliated Chinese entities either have received approvals from the relevant government authorities, or are in the process of being assessed by the relevant government authorities, with respect to their qualification assessment. Based on our past experience and information currently available, we expect that our subsidiaries and affiliated Chinese entities will pass the re-assessment and continue to be entitled to the preferential tax treatments in 2006.

Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred. Our management carefully monitors these factors and timely adjusts the effective income tax rate accordingly.

Financial Subsidies. In 2003, 2004 and 2005, our subsidiaries in China received business tax rebates in the form of financial subsidies from the government authorities in Shanghai in the amount of approximately RMB5 million, RMB6 million and RMB18 million (US$2 million), respectively, which we recorded as other income on a cash basis.

Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive business tax rebates or other financial subsidies in the future.

Critical Accounting Policies

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that are believed to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment.

Revenue Recognition. We describe our revenue recognition policies in our consolidated financial statements. In considering Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” and Emerging Issues Task Force 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent,” we believe that our policies for revenue recognition and presentation of statement of operations are appropriate. The factors we have considered include whether we are able to achieve the pre-determined specific performance targets by travel suppliers for recognition of the incentive commissions in addition to the fixed- rate and our risk of loss due to obligations for cancelled hotel and airline ticket reservations. As we operate primarily as agent to the travel suppliers and our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal, we recognize commissions on a net basis.

Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. Statement of Financial Accounting Standards No. 142, “Goodwill

and Other Intangible Assets,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For each of 2003, 2004 and 2005, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets based on the expanding and prospective business of our subsidiaries and affiliated Chinese entities. Throughout the past year, there were no circumstances or events that indicated that the assets may be impaired. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Customer Reward Program. We offer a customer reward program that allows customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize a liability and corresponding expense for the related future obligations. As of December 31, 2004 and 2005, our provisions for the customer reward program were approximately RMB10 million and RMB20 million (US$2 million), respectively. We estimate our liabilities under our customer reward program based on accumulated membership points and our estimate of probability of redemption. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense.

Share-Based Compensation. We have share option plans to grant share options to officers, directors, and employees of our company. We account for these plans under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” the intrinsic value approach, with the required disclosures under the related accounting guidance in our consolidated financial statements included elsewhere in this annual report. For 2003, 2004 and 2005, we recognized share-based compensation under the share option plans in the amounts of RMB2 million, RMB2 million and RMB2 million (US$0.2 million), respectively. While we believe that the share-based compensation we recognized for the plans under APB No. 25 is appropriate, changes in our assumptions, including estimated fair value of our ordinary shares, will result in an adjustment to our deferred share-based compensation and the corresponding share-based compensation. As of December 31, 2005, we have recorded share-based compensation to the extent that the fair value of the shares on the date of grant exceeds the exercise price of the option. We recognize compensation expense over the related vesting periods. Beginning in 2006, we will adopt SFAS 123R, “Share-Based Payment,” and will recognize the fair value of the share-based awards as an expense in the income statement accordingly.

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carryforwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2004 and 2005, we recorded deferred tax assets of RMB1 million and RMB2 million (US$0.3 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	Year Ended December 31,
	2003		2004		2005
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	USD (in thousands)%
Revenues:
Hotel reservation	153,389	89	276,043	83	362,857	44,962	70
Air ticketing	20,323	12	63,006	19	162,645	20,154	31
Packaged- tour*	4,789	3	10,480	3	22,756	2,820	4
Others	4,178	2	4,500	1	7,957	986	2
Total revenues	182,679	106	354,029	106	556,215	68,922	107
Less: Business tax and related surcharges	(9,532)	(6)	(20,209)	(6)	(34,990)	(4,336)	(7)
Net revenues	173,147	100	333,820	100	521,225	64,586	100

Cost of services	(26,223)	(15)	(51,637)	(15)	(88,627)	(10,982)	(17)

Gross profit	146,924	85	282,183	85	432,598	53,604	83

Operating expenses:
Product development	(20,684)	(12)	(37,959)	(11)	(57,510)	(7,126)	(11)
Sales and marketing	(47,571)	(27)	(72,863)	(22)	(112,274)	(13,912)	(22)
General and administrative	(19,579)	(11)	(36,895)	(11)	(41,535)	(5,147)	(8)
Share-based compensation	(1,583)	(1)	(1,958)	(1)	(1,777)	(220)	(0)

Total operating expenses	(89,417)	(51)	(149,675)	(45)	(213,096)	(26,405)	(41)

Income from operations	57,507	34	132,508	40	219,502	27,199	42

Interest income	401	0	5,543	2	12,661	1,569	2
Other income	5,661	3	7,631	2	22,929	2,841	5

Income before income tax expense, minority interests and share of loss in joint venture companies	63,569	37	145,682	44	255,092	31,609	49
Income tax expense	(10,249)	(6)	(12,517)	(4)	(30,577)	(3,789)	(6)
Minority interests	(79)	(0)	(39)	(0)	(269)	(33)	(0)
Share of income of joint venture companies	573	0	—	—	—	—	—

Net income	53,814	31	133,126	40	224,246	27,787	43

*	Certain of our packaged-tour revenues were booked on a gross basis. See “— Major Factors Affecting Our Results of Operations —Revenues — Packaged-tour.”

2005 compared to 2004

Revenues

Revenues were RMB556 million (US$69 million) in 2005, an increase of 57% over RMB354 million in 2004. This revenue growth was principally driven by the substantial volume growth in hotel room nights booked and air tickets sold in 2005.

Hotel Reservation. Revenues from our hotel reservation business increased by 31% to RMB363 million (US$45 million) in 2005 from RMB276 million in 2004, primarily as a result of the continued rapid growth in our hotel room nights sales volume. The total number of hotel room nights booked in 2005 was over 5.5 million compared to over 4.2 million in 2004. In 2005, the average commission per room night had remained at approximately RMB66 compared to 2004.

Air Ticketing. Revenues from our air ticketing business increased substantially by 158% to RMB163 million (US$20 million) in 2005 from RMB63 million in 2004, primarily due to strong growth of air tickets sales volume as we continued to expand our air ticketing capabilities significantly. The total number of air tickets sold in 2005 was approximately 3.7 million, compared to approximately 1.7 million in 2004. In 2005, the average commission per ticket sold increased to RMB44 form RMB37 in 2004.

Packaged-tour. Packaged-tour revenues increased substantially from RMB10 million in 2004 to RMB23 million (US$3 million) in 2005, an increase of 117% as we continued growing our packaged-tour business. See “—Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”

Other businesses. Revenues from other businesses increased by 77% from RMB5 million in 2004 to RMB8 million (US$1 million) in 2005, primarily due to increased sales of our advertising service, Ctrip travel guidebooks and special marketing alliance projects in 2005.

Business tax and related surcharges

Our business tax and related surcharges increased by 73% from RMB20 million in 2004 to RMB35 million (US$4 million) in 2005 as a result of our increased revenues in all of our business lines.

Cost of Services

Cost of services in 2005 increased by 72% to RMB89 million (US$11 million) from RMB52 million in 2004. This increase was primarily attributable to increased costs associated with our air-ticketing and packaged-tour businesses and, to a less extent, the expansion of our hotel reservation business.

Operating Expenses

Operating expenses in 2005 increased by 42% to RMB213 million (US$26 million) from RMB150 million in 2004, primarily due to a significant increase in product development expenses as well as sales and marketing and general and administrative expenses. However, operating expenses as a percentage of net revenues decreased from 45% in 2004 to 41% in 2005, reflecting the scalability and profitability of our business platform.

Product Development. Product development expenses increased by 52% to RMB58 million (US$7 million) in 2005 from RMB38 million in 2004, primarily due to increased staff hiring mainly for the air-ticketing and packaged-tour businesses.

Sales and Marketing. Sales and marketing expenses increased by 54% to RMB112 million (US$14 million) in 2005 from RMB73 million in 2004, primarily attributable to increased expenses in connection with our customer reward program, advertisements expenses, as well as increased salary and benefit expenses for the increased number of sales and marketing staff and increased costs for promotional materials.

General and Administrative. General and administrative expenses increased by 13% to RMB42 million (US$5 million) in 2005 from RMB37 million in 2004, primarily due to increased salary and benefits for the increased number of general and administrative staff.

Share-based Compensation. Share-based compensation decreased by 9% to RMB1.8 million (US$220,000) in 2005 from RMB2.0 million in 2004, primarily due to the effect of amortization of share-based compensation expenses associated with share options issued before December 2003.

Interest Income. Interest income increased to RMB13 million (US$2 million) in 2005 from RMB6 million in 2004 because of the increased cash generated from operation.

Other Income. Other income increased by 200% to RMB23 million (US$3 million) in 2005 from RMB8 million in 2004, primarily due to higher amount of financial subsidies we received in 2005.

Income Tax Expense. Income tax expense was RMB31 million (US$4 million) in 2005, an increase of 144% over RMB13 million in 2004, primarily because of the increase of our taxable income in 2005. Our effective income tax rate in 2004 was lower than that in 2005 because one of our subsidiaries, namely, Ctrip Travel Information, was exempted from paying EIT in 2004 while it was subject to a 7.5% EIT in 2005.

2004 compared to 2003

Revenues

Revenues were RMB354 million in 2004, an increase of 94% over RMB183 million in 2003. This revenue growth was principally driven by the substantial volume growth in hotel room nights booked and air tickets sold in 2004.

Hotel Reservation. Revenues from our hotel reservation business increased by 80% to RMB276 million in 2004 from RMB153 million in 2003, primarily as a result of the continued rapid growth in our hotel room nights sales volume, offset by the negative impact of SARS to our hotel reservation business in the first half of 2003. The total number of hotel room nights booked in 2004 was over 4.2 million compared to over 2.4 million in 2003.

Air Ticketing. Revenues from our air ticketing business increased significantly by 210% to 63 million in 2004 from RMB20 million in 2003, primarily due to strong growth of air tickets sales volume as we continued to expand our air ticketing capabilities significantly, offset by the negative impact of SARS to our air ticketing business in the first half of 2003. The total number of air tickets sold in 2004 was approximately 1.7 million, compared to approximately 610,000 in 2003.

Packaged-tour. Packaged-tour revenues increased significantly from RMB5 million in 2003 to RMB 10 million in 2004, an increase of 119% as we continued growing our packaged-tour business. See “—Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”

Other businesses. Revenues from other businesses increased by 8% from RMB4 million in 2003 to RMB5 million in 2004, primarily due to increased sales of our advertising service and special marketing alliance projects in 2004.

Business tax and related surcharges

Our business tax and related surcharges increased by 112% from RMB10 million in 2003 to RMB20 million in 2004 as a result of our increased revenues in all of our business lines.

Cost of Services

Cost of services in 2004 increased by 97% to RMB52 million from RMB26 million in 2003. This increase was primarily attributable to the hiring of additional customer service representatives and increased telecommunication expenses resulting from the overall expansion of our hotel reservation and air ticketing businesses.

Operating Expenses

Operating expenses in 2004 increased by 67% to RMB150 million from RMB89 million in 2003, primarily due to a significant increase in product development expenses as well as sales and marketing and general and administrative expenses. However, operating expenses as a percentage of net revenues decreased from 52% in 2003 to 45% in 2004, reflecting the scalability and profitability of our business platform.

Product Development. Product development expenses increased by 84% to RMB38 million in 2004 from RMB21 million in 2003, primarily due to increased salary and benefit expenses for the increased number of product development staff mainly in the air-ticketing and packaged-tour sectors.

Sales and Marketing. Sales and marketing expenses increased by 53% to RMB73 million in 2004 from RMB48 million in 2003, primarily because of increased salary and benefit expenses for the increased number of sales and marketing staff, increased expenses in connection with our customer reward program, advertisements and commission payments to our marketing partners.

General and Administrative. General and administrative expenses increased by 88% to RMB37 million in 2004 from RMB20 million in 2003, primarily due to increased salary and benefits for the increased number of general and administrative staff and increased professional service fees.

Share-based Compensation. Share-based compensation increased by 24% to RMB2.0 million in 2004 from RMB1.6 million in 2003, primarily due to the effect of amortization of share-based compensation expenses associated with share options issued in 2003.

Interest Income. Interest income increased significantly to RMB6 million in 2004 from RMB401,000 in 2003 because of the increase in our cash balance and the increase in the interests rates of our bank deposits.

Other Income. Other income increased by 35% to RMB8 million in 2004 from RMB6 million in 2003, primarily due to an increase in other expenses, offset in part by the higher amount of financial subsidies we received in 2004.

Income Tax Expense. Income tax expense was RMB13 million in 2004, an increase of 22% over RMB10 million in 2003, primarily because of the increase of our taxable income in 2004. Our effective income tax rate in 2004 was lower than 2003 because a substantial portion of our income was generated by Ctrip Travel Information, which was exempted from paying EIT in 2004.

B. Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	Year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	74,661	162,731	231,364	28,669
Net cash used in investing activities	(12,706)	(14,320)	(72,816)	(9,023)
Net cash provided by (used in) financing activities	369,609	(4,311)	(30,340)	(3,760)
Net increase in cash and cash equivalents	433,038	143,906	119,187	14,768
Cash and cash equivalents at beginning of year	38,931	471,969	615,875	76,315
Cash and cash equivalents at end of year	471,969	615,875	735,062	91,083

Net cash provided by operating activities was RMB231 million (US$29 million) in 2005, compared to RMB163 million in 2004 and RMB75 million in 2003, primarily due to the increase in our net revenue resulting from our increased transaction volume, coupled with the increased operating margin.

Net cash used in investing activities amounted to RMB73 million (US$9 million) in 2005, compared to net cash used in investing activities of RMB14 million in 2004 and RMB13 million in 2003. This increase in 2005 from the prior two years was due to our purchase of the land use right for our new premises, construction of our new facilities, and purchase of additional servers, workstations, computers, computer software and other items related to our network infrastructure.

Net cash used in financing activities amounted to RMB30 million (US$4 million) in 2005, compared to net cash used in financing activities of RMB 4 million in 2004, and net cash provided by financing activities of RMB370 million in 2003. This change in 2005 is primarily attributable to the fact that dividends paid to shareholders amounted to RMB40 million (US$5 million) in 2005, partially offset by the proceeds of RMB10 million (US$1 million) from the exercise of share options. The change in 2004 from 2003 was primarily attributable to the fact that we received the net proceeds of RMB369 million from our initial public offering in 2003 and paid the expenses related thereto in 2004, partially offset by the proceeds we received in connection with the exercise of the employee share options in 2004.

Capital Resources. We have financed our capital expenditure requirements with cash flows from operations and through the sale of our Series A preferred shares and Series B preferred shares and our initial public offering in 2003.

Our principal capital expenditures for 2003 and 2004 consisted of expenditures on our network infrastructure. The capital expenditures for 2005 consisted of the purchase price for the land use right of our new premises, expenditures on the construction of our new facilities, and the purchase of other capital equipment. Our capital expenditures for 2003, 2004 and 2005 were approximately RMB10 million, RMB16 million and RMB73 million (US$9 million), respectively.

Our main capital expenditure for 2006 will include construction of a new information and technology center and purchase of additional servers, workstations, computers, computer software and other items. We plan to build a new information and technology center on the premises and move our principal executive offices, 24-hour customer service center, product development center and administrative and support facilities to the new premises. The aggregate investment for the new premises is estimated to be approximately between US$25 million and US$30 million, of which US$6 million were paid in 2005, and the remainder will be paid by the completion of the construction of the new premises, which is expected to be around mid-2007. Capital expenditures in 2006 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

As of December 31, 2005, our primary source of liquidity was RMB735 million (US$91 million) of cash. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2003 to December 31, 2005 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

In connection with our air-ticketing business, we on behalf of our affiliated Chinese entities are required by CAAC to provide guarantees for tickets obtained from various airlines. As of December 31, 2005, the amount under these guarantee arrangements was approximately RMB180 million. Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

Operating lease obligations for the year 2006, 2007, 2008 and 2009 are RMB8.7 million, RMB2.6 million, RMB0.4 million and RMB0.3 million respectively. Rental expenses amounted to approximately RMB4 million, RMB6 million and RMB9 million for the years ended December 31, 2003, 2004 and 2005, respectively. Rental expense is charged to the statements of income when incurred.

F. Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2005:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in RMB thousands)
Operating lease obligations	11,950	8,685	2,980	285	—
Purchase obligations	122,344	99,533	22,811	—	—

	134,294	108,218	25,791	285	—

We have outstanding purchase obligations totaling RMB122 million, most of which are related to the construction of the new information and technology center and purchase of additional customer service center equipment mentioned above. We will accrue the amount once the services are rendered by our service providers. While the table above indicates our contractual obligations as of December 31, 2005, the actual amounts we are eventually required to pay may be less in the event that any agreements are renegotiated, cancelled or terminated.

G. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance, one percentage point decrease in interest rates would result in approximately RMB150,000 decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while almost all of our revenue is denominated in RMB. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Risk Factors — Risks Related to Doing Business in China — Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.”

H. Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections — a Replacement of APB Opinion No.20 and FASB Statement No.3” (“SFAS No. 154”), which requires retrospective application to prior periods’ financial statements of every voluntary change in accounting principle unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and corrections of errors beginning in our fiscal year 2006. We do not expect the adoption of this standard to have a material effect on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”), which replaced SFAS No. 123 and superseded APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. Under SFAS No. 123R, the pro forma disclosures previously permitted no longer will be an alternative to financial statement recognition. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS No. 123R and the valuation of share-based payments for public companies.

We will adopt SFAS No. 123R and related FASB Staff Position starting from the first quarter of 2006. We will apply the Black-Scholes valuation model in determining the fair value of share-based payments to employees, and will recognize compensation expense on a straight-line basis over the requisite service period. We will apply the modified prospective method, which requires that compensation expense be recorded for all unvested stock options upon adoption of SFAS No. 123R. We estimate the stock option compensation expense for the first quarter of 2006, due to the effect of adoption of SFAS No. 123R, to be less than RMB15 million.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names of our current directors and executive officers, their ages as of the date of this report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	36	Co-founder; Chairman of the Board
Min Fan	41	Co-founder; Chief Executive Officer
Jane Jie Sun	37	Chief Financial Officer
Neil Nanpeng Shen	38	Co-founder; Director
Qi Ji	39	Co-founder; Director
Gabriel Li(1)	38	Deputy Chairman of the Board
JP Gan(1) (2)	34	Director
Suyang Zhang(2)	47	Director
Robert Stein(1)	44	Director
Yoshihisa Yamada	42	Director
Victor Shengli Wang	51	Vice President
Han Ding	38	Vice President
Jianmin Zhu	37	Vice President
Maohua Sun	34	Vice President
James Lan Tang	38	Vice President
Tao Yang	30	Vice President

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

Each of the foregoing directors will hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

James Jianzhang Liang is one of the co-founders of our company. Mr. Liang served as Chief Executive Officer from 2000 to January 2006 and a member of our board of directors since our inception. He has been Chairman of our board since August 2003. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the board of Home Inns. Mr. Liang received his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

Min Fan is one of the co-founders of our company and has served as the Chief Executive Officer of our company since January 2006. Mr. Fan served as our Chief Operating Officer from November 2004 to January 2006. Prior to that, he served as our Executive Vice President from 2000 to November 2004. From 1997 to 2000, Mr. Fan was the Chief Executive Officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the Deputy General Manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

Jane Jie Sun has served as our Chief Financial Officer since December 2005. Ms. Sun has extensive experience in SEC reporting, finance and accounting. Prior to joining us, Ms. Sun served as the head of the SEC and External Reporting Division of Applied Materials, Inc., where she worked from 1997 to 2005. Prior to joining Applied Materials, Inc., Ms. Sun worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of American Institute of Certified Public Accountants and a member of State of California Certified Public Accountant. Ms. Sun received her Bachelor’s Degree from the Business School of University of Florida with High Honors. She also attended the undergraduate program at the Beijing University Law School.

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the Founding Managing Partner of Sequoia Capital China. Mr. Shen served as our Chief Financial Officer from 2000 to October 2005 and as President from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. He was a director at Deutsche Bank Hong Kong where he worked from 1996 to 1999. Prior to 1996, he had worked at Chemical Bank, Lehman Brothers and Citibank in various investment banking areas. Currently, Mr. Shen is the Deputy Chairman of Home Inns and also an independent director and the chairman of the audit committee of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.

Qi Ji is one of the co-founders of our company. He has served as our director since our inception. Other than performing his duties as a director of our company, Mr. Ji is not involved in our daily operations and business affairs. Mr. Ji is the Chief Executive Officer of Powerhill Holdings Ltd. He was the Chief Executive Officer of Home Inns from 2002 to January 2005. He was the President of our company from 1999 to early 2002. Prior to founding Ctrip, he served as the Chief Executive Officer of Shanghai Sunflower High-Tech Group which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. He received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

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

JP Gan has served as our director since 2002. Mr. Gan is the Chief Financial Officer of KongZhong Corporation, a Nasdaq listed wireless internet company. Prior to joining KongZhong, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at Price Waterhouse in the United States from 1994 to 1997. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Graduate School of Business and his Bachelor of Business Administration from the University of Iowa. He is a Certified Public Accountant in the United States.

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

Robert Stein has served as our director since October 2003. Mr. Stein is a member of the Managing Board for WestLB AG, responsible for Investment Banking & Asset Management and Treasury, along with international geographical responsibilities. Previously, Mr. Stein was the Chief Executive Officer and Chairman of Adelphi Capital Partners, a financial service private equity and advisory firm. In addition, Mr. Stein has held several advisory positions including membership on Singapore Government’s Economic Review Committee and as Chair of the Financial Services Working Group, as well as previously as a director of the Singapore Stock Exchange. From 1995 to 2002, Mr. Stein held various senior positions at Deutsche Bank, including Chief Executive Officer of Deutsche Bank Group Asia Pacific. Mr. Stein holds a Bachelor’s degree in Philosophy and Biochemistry from Dartmouth College and a Master’s degree in International and Development Economics from University College, Oxford University.

Yoshihisa Yamada has served as our director since June 2004. Yoshihisa Yamada is a Senior Executive Officer and Director of Rakuten Inc. and the President of Rakuten Travel,

Inc. Prior to joining Rakuten in 2000, Mr. Yamada worked at Goldman Sachs in Tokyo from 1999 to 2000 and worked at the Industrial Bank of Japan from 1987 to 1999. Mr. Yamada holds a Bachelor’s degree in law from the University of Tokyo and an MBA degree from Harvard Business School.

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

James Lan Tang has served as our Vice President since April 2005. Prior to joining us, he worked as a marketing manager in Perfetti Van Melle Co. Ltd. in Shanghai from 2000 to 2005. Prior to that, Mr. Tang worked as a marketing manager and a financial analysis manager at YueSai Kan – Coty Cosmetics Inc. in Shanghai from 1997 to 2000. Mr. Tang received his Bachelor’s degree from Shanghai Jiao Tong University and Master’s degree in Economics from Virginia Commonwealth University in the United States.

Tao Yang has served as our Vice President since January 2006. He has served in a number of managerial positions in our company since 2000. From February 1999 to March 2000, Mr. Yang served as Sales Manager of Global Sources Ltd., a leading technical information provider in the world. Mr. Yang obtained his Bachelor’s degree in Mechanical Engineering from Shanghai Jiao Tong University.

B. Compensation of Directors and Executive Officers

We have entered into a standard form of director agreement with each of our directors. Under these agreements, in 2005, we paid an aggregate amount of compensation (inclusive of directors’ fees) to our directors as a group equal to US$479,964. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “—Employee’s Stock Option Plans” for options granted to our directors in 2005.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, in 2005, we paid an aggregate amount of cash compensation to our executive officers as a group equal to US$574,229. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2005 aggregate compensation amount. See “—Employee’s Stock Option Plans” for options granted to our executive officers in 2005.

Employee’s Stock Option Plans

Our board of directors has adopted three stock option plans, namely, the 2005 Employee’s Stock Option Plan, or the 2005 Plan, the 2003 Employee’s Option Plan, or the 2003 Plan, and the 2000 Employee’s Stock Option Plan, or the 2000 Plan. The terms of the 2005 Plan, 2003 Plan and the 2000 Plan are substantially similar. The purpose of the Plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers and directors and to promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

We have granted options to purchase our ordinary shares under the 2000 Plan, of which 36,990 were outstanding as of April 30, 2006. We have not granted any options under the 2000 Plan since April 2003 and will not issue any additional options under the 2000 Plan. All of the outstanding options under the 2000 Plan are held by employees who are not senior executives or directors.

We have reserved an aggregate of 1,187,510 of our ordinary shares for issuance under the 2003 Plan, under which 483,476 options were issued and outstanding as of April 30, 2006. The following table summarizes, as of April 30, 2006, the outstanding options granted under our 2003 Plan to the individual executive officers and directors named below, and to the other optionees in aggregate, since our board of directors adopted the 2003 Plan. We will not issue any additional options under our 2003 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Min Fan	120,000	2.11	April 15, 2003	April 15, 2008
Gabriel Li	10,000	6.00	October 27, 2003	October 27, 2008
Robert Stein	10,000	6.00	October 27, 2003	October 27, 2008
Other employees	343,476	From 2.11 to 16.705	From April 15, 2003 to October 4, 2004	From April 15, 2008 to October 4, 2009

Total	483,476

We have reserved an aggregate of 3,000,000 ordinary shares for issuance under the 2005 Plan, under which 1,729,194 options were issued and outstanding as of April 30, 2006. The following table summarizes, as of April 30, 2006, the outstanding options granted under our 2005 Plan to the individual executive officers and directors named below, and to the other optionees in aggregate, since our board of directors adopted the 2005 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	230,000	19.455	January 24, 2005	January 24, 2010
	150,000	26.225	December 9, 2005	December 9, 2010
Neil Nanpeng Shen	80,000	19.455	January 24, 2005	January 24, 2010
Min Fan	120,000	19.455	January 24, 2005	January 24, 2010
	100,000	26.225	December 9, 2005	December 9, 2010
Jane Jie Sun	100,000	26.225	December 9, 2005	December 9, 2010
JP Gan	30,000	22.56	May 13, 2005	May 13, 2010
Suyang Zhang	30,000	19.455	January 24, 2005	January 24, 2010
Other employees	889,194	From 19.455 to 30.50	From January 24, 2005 to February 13, 2006	From January 24, 2010 to February 13, 2011

Total	1,729,194

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

Option Exercise. The term of options granted under the 2000 Plan may not exceed ten years from the date of grant. The term of options granted under the 2003 Plan may not exceed five years from the date of grant. The term of options granted under the 2005 Plan may not exceed ten years from the date of grant. As of the date hereof, under the relevant option agreements, all the options granted to our employees have the expiration term of five years from the date of grant thereof. These share options are vested over a period of three years. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option will be determined by the stock option plan administrator and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with our stock option plans, or any combination of the foregoing methods of payment.

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

C. Board Practices

In 2005, our directors held meetings or passed resolutions by unanimous written consent 6 times. No director participated in fewer than 50% of all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules.

Committees of the Board of Directors

Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relatively to the adequacy of our internal accounting controls.

Our audit committee consists of Messrs. JP Gan, Gabriel Li and Robert Stein, all of whom meet the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the independence definition under Rules 4200 of the Nasdaq Rules. In addition, all the members of our audit committee qualify as “audit committee financial experts” as defined in the relevant Nasdaq Rules. In 2005, our audit committee held meetings or passed resolutions by unanimous written consent five times.

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

Our compensation committee consists of Messrs. Suyang Zhang and JP Gan, both of whom meet the “independence” definition under the Nasdaq Rules. In 2005, our compensation committee held one meeting.

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

D. Employees

As of December 31, 2005, we had approximately 3,600 employees, including 300 in management and administration, 1,500 in our customer service center, 700 in sales and marketing, and 1,100 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Guangzhou and Shenzhen, and we have certain on-site sales and marketing staffs in over 40 major cities in China. We consider our relations with our employees to be good.

E. Share Ownership

As of April 30, 2006, 32,217,863 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, taking into account the aggregate number of ordinary shares underlying share options that were outstanding as of, and exercisable within 60 days after, April 30, 2006, by (1) each of our directors and senior executive officers; and (2) each of our shareholders beneficially own more than 5.0% of our ordinary shares. For information regarding share options granted to our directors and senior executive officers, see Item 6.B. of this annual report, “— Compensation of Directors and Executive Officer.” Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 3rd Floor, Block 63, No. 421 Hong Cao Road, Shanghai, PRC.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Directors and Senior Executive Officers:
James Jianzhang Liang(3)	462,008	1.4%
Min Fan(4)	226,404	0.7%
Neil Nanpeng Shen(5)	120,000	0.4%
Gabriel Li(6)	54,104	0.2%
Qi Ji(7)	120,366	0.4%
Other directors and executive officers as a group of 10 persons each of whom individually owns less than 0.1%(8)	121,374	0.4%

Principal Shareholders:
Rakuten, Inc.(9)	6,645,000	20.6%
FMR Corp.(10)	4,727,560	14.7%

Notes:	(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.

	(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 32,217,863, being the number of ordinary shares outstanding as of April 30, 2006, and the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after April 30, 2006.

	(3)	Include 385,342 ordinary shares held by Mr. Liang and 76,666 ordinary shares that were issuable upon exercise of options exercisable within 60 days after April 30, 2006 held by Mr. Liang.

	(4)	Include 66,404 ordinary shares held by Perfectpoint International Limited, a British Virgin Islands company owned by Mr. Fan and 160,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after April 30, 2006 held by Mr. Fan.

	(5)	Include 80,000 ordinary shares held by SmartMaster International Limited, a British Virgin Islands company owned by Mr. Shen and 40,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after April 30, 2006 held by Mr. Shen.

	(6)	Include 54,104 ordinary shares held by Mr. Li.

	(7)	Include 120,366 ordinary shares held by Powerhill Holdings Limited, a British Virgin Islands company jointly owned by Mr. Ji and his spouse.

	(8)	Include 121,374 ordinary shares that were issuable upon exercise of options exercisable within 60 days after April 30, 2006 held by ten of our current directors and executive officers as a group.

	(9)	Include 6,645,000 ordinary shares held by Rakuten, Inc. Rakuten, Inc. is a Japanese corporation listed on JASDAQ. The address for Rakuten, Inc. is Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo 106-6118, Japan.

	(10)	Include 4,727,560 ordinary shares held by FMR Corp. Please see Schedule 13G/A filed by FMR Corp. on February 14, 2006 for information relating to FMR Corp. The address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6. “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Arrangements with Affiliated Chinese Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China. Therefore, we conduct part of our operations in our non-hotel reservation businesses through a series of agreements between our PRC subsidiaries and our affiliated Chinese entities, which hold the licenses and approvals for conducting the air-ticketing, travel agency, advertising and Internet content provision businesses in China. We do not hold any ownership interest in our affiliated Chinese entities. Min Fan, who is a co-founder, shareholder and Chief Executive Officer of our company, Qi Ji, who is a co-founder, shareholder and director of our company, and Jianmin Zhu, who is a Vice President of our company, are the principal owners of most of the equity in each of our affiliated Chinese entities. Qi Ji and Ctrip Commerce own 35.56% and 64.44%, respectively, of Beijing Ctrip. Qi Ji and Min Fan own 16.72% and 83.28%, respectively, of Ctrip Commerce. Ctrip Commerce and Qi Ji own 90% and 8.33% of Shanghai Huacheng, respectively. Min Fan and Jianmin Zhu own 90% and 10%, respectively, of Guangzhou Ctrip as well as Shenzhen Shencheng. Min Fan owns 66% of Shanghai Ctrip Charming.

We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and our respective affiliated Chinese entities are almost identical except for the amount of the business loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that Qi Ji, Min Fan and Jianmin Zhu will not receive any personal benefits from these agreements except as shareholders of Ctrip. According to our PRC counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current laws and regulations of China. The principal terms of these agreements are described below.

Powers of Attorney. Each of Qi Ji, Min Fan and Jianmin Zhu has irrevocably appointed our Chief Financial Officer, Jane Jie Sun, as attorney-in-fact to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the chief executive officer of our affiliated Chinese entities. The appointment of Ms. Sun as the attorney-in-fact will terminate if she is no longer employed by one of our subsidiaries in China. The term of each of the powers of attorney is ten years.

Exclusive Technical Consulting and Services Agreements. Ctrip Computer Technology and Ctrip Travel Network provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. The initial term of these agreements is ten years. In consideration for our services, our affiliated Chinese entities agree to pay our service fees, which are subject to quarterly adjustment based on their actual operating results. For the first quarter of 2006, Ctrip Commerce paid Ctrip Computer Technology a quarterly fee of RMB1,600,000 (US$199,600); Beijing Ctrip paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold in the quarter, at the rate of RMB43 (US$5) per ticket and RMB98 (US$12) per person per tour; Shanghai Huacheng paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold in the quarter, at the rate of RMB32 (US$4) per ticket; Guangzhou Ctrip paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at the rate of RMB33 (US$4) per ticket and RMB35 (US$4) per person per tour; Shanghai Ctrip Charming paid Ctrip Computer Technology a quarterly fee based on the number of packaged-tour products sold in the quarter, at the rate of RMB167 (US$21) per person per tour; and Shenzhen Shencheng paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold in the quarter, at the rate of RMB30 (US$4) per ticket.

Share Pledge Agreements. Qi Ji, Min Fan and Jianmin Zhu pledge their respective equity interests in our affiliated Chinese entities as a guarantee for the payment by our affiliated Chinese entities of technical and consulting services fees to us under the exclusive technical consulting and services agreements described above. In the event any of our affiliated Chinese entity breaches any of its obligations under the service agreement with us, we are entitled to sell the equity interests held by Qi Ji, Min Fan and/or Jianmin Zhu, as the case may be, and retain the proceeds from such sale or require any of them to transfer his equity interest without consideration to the Chinese citizen(s) designated by us. We will endeavor to enforce our rights in full under the share pledge agreement in the event that any affiliated Chinese entity breaches its obligations under the exclusive technical consulting and services agreement with us.

Trademark License Agreements. We grant our affiliated Chinese entities licenses to use our registered trademarks on their websites for a license fee of RMB3,000 (US$372) per year. The terms of these agreements are ten years and may be extended by us for one year.

Software License Agreements. We grant our affiliated Chinese entities the right to use our software for a royalty fee of RMB3,000 (US$372) per year. The terms of these agreements are one year and may be extended by us for one year.

Business Loan Arrangements. Due to government restrictions on foreign ownership of air-ticketing, travel agencies, Internet content provision and advertising businesses in China, we have made business loan arrangements with Qi Ji, Min Fan and Jianmin Zhu, with the sole and exclusive purpose of providing funds necessary for the capitalization or acquisition of our affiliated Chinese entities. These loan amounts were injected into the affiliated Chinese entities as capitals and cannot be accessed for any personal uses. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising or Internet content provision business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our affiliated Chinese entities, as described in the following paragraph, and the business loan arrangements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions. The following table sets forth the amount of each business loan arrangement, the date the loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the business loan, the borrower and the affiliated Chinese entity.

Date of Loan Agreement	Borrower	Affiliated Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in thousands of RMB)	(in thousands of US$)			(in thousands of RMB)	(in thousands of US$)
September 10, 2003	Qi Ji	Beijing Ctrip	1,549.5	192.0	None	September 10, 2013	1,549.5	192.0
September 10, 2003	Min Fan	Ctrip Commerce	980.0	121.4	None	September 10, 2013	980.0	121.4
September 10, 2003	Qi Ji	Ctrip Commerce	1,020.0	126.4	None	September 10, 2013	1,020.0	126.4
January 15, 2004	Min Fan	Ctrip Commerce	4,100.0	508.0	None	January 15, 2014	4,100.0	508.0
August 1, 2004	Jianmin Zhu	Guangzhou Ctrip	50.0	6.2	None	August 1, 2014	50.0	6.2
September 10, 2003	Min Fan	Guangzhou Ctrip	450.0	55.8	None	September 10, 2013	450.0	55.8
August 1, 2004	Jianmin Zhu	Guangzhou Ctrip	150.0	18.6	None	August 1, 2014	150.0	18.6
March 1, 2004	Min Fan	Guangzhou Ctrip	1,350.0	167.3	None	March 1, 2014	1,350.0	167.3
October 30, 2003	Min Fan	Shanghai Ctrip Charming	4,290.0	531.6	None	October 30, 2013	1,980.0	245.3
February 6, 2004	Min Fan	Shenzhen Shencheng	1,350.0	167.3	None	February 6, 2014	1,350.0	167.3
August 1, 2004	Jianmin Zhu	Shenzhen Shencheng	150.0	18.6	None	August 1, 2014	150.0	18.6
April 12, 2004	Ji Qi	Shanghai Huacheng	250.0	31.0	None	April 12, 2014	250.0	31.0

Exclusive Option Agreements. As consideration for our entering into the business loan arrangements described above, each of Qi Ji, Min Fan and Jianmin Zhu has granted us an exclusive, irrevocable option to purchase all of their equity interests in our affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. If we exercise these options, we will cancel the outstanding business loans we extended to Qi Ji, Min Fan and Jianmin Zhu to fund our affiliated Chinese entities.

Operating Agreements. We guarantee the performance by our affiliated Chinese entities of contracts, agreements or transactions with third parties relating to the business operations of our affiliated Chinese entities. As consideration for our entering into these performance guarantees, our affiliated Chinese entities agree to pledge their accounts receivable and all of their assets for our benefit. In addition, our affiliated Chinese entities and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of our affiliated Chinese entities without our prior written consent. They also agree to accept our guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

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

Stock Option Grants

Please refer to Item 6. “Directors, Senior Management and Employees — Employee’s Stock Option Plans.”

Certain Leased Property in Shanghai

We lease approximately 1,223 square meters of our premises in Shanghai from a company controlled by the spouse of our Chairman, James Jianzhang Liang. Our lease term commenced on May 1, 2003 and will expire on February 1, 2007. Currently, the annual rent under this lease is RMB550,000 (US$68,152).

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are not currently a party to any pending material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we may be subject to various legal proceedings and claims, both asserted and unasserted, that arise in the ordinary course of business.

Dividend Policy

In December 2002, we declared and paid out of our reserves cash dividends totaling RMB27 million, which represented a return of capital, to holders of our ordinary and preferred shares. Separately, as part of our restructuring in connection with our initial public offering, we spun off Home Inns in August 2003 and distributed our Home Inns shares to our then-shareholders in the form of dividends on a pro rata as-converted basis. We did not pay any cash dividends on our ordinary shares, or indirectly on our ADSs, with respect to 2003.

In November 2004, our board of directors and shareholders approved our proposed distribution of cash dividends equal to 30% of our net income for 2004 to the shareholders of record as of December 31, 2004, if our net income for 2004 exceeds US$10 million. Our net income was US$16 million in 2004, and we distributed dividends in the aggregate amount of approximately US$5 million to our shareholders of record as of December 31, 2004, at a dividend rate of US$0.1525 per ordinary share or per ADS, before giving effect to the ADS issuance fee payable to the depositary. The dividends were distributed on July 8, 2005.

Our board and shareholders have approved the proposed distribution of 30% of our audited net income for 2005 to our shareholders as dividends. We intend to distribute such dividends around July of 2006 and retain the remainder of our available funds and any future earnings for use in the operation and expansion of our business.

We rely on dividends, consulting and other fees paid to us by our subsidiaries and affiliated Chinese entities in China. In accordance with current PRC laws and regulations, our subsidiaries and affiliated Chinese entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits for the year determined in accordance with Chinese accounting standards and regulations. Each of our subsidiaries and affiliated Chinese entities in China may stop allocations to its general reserve if such reserve has reached 50% of its registered capital. In addition, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Our affiliated Chinese entities in China are required to allocate at least 5% of their respective after-tax profits to their respective statutory welfare funds. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in forms of loans, advances, or cash dividends.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our ADSs have been listed on the Nasdaq National Market since December 9, 2003. Our ADSs are traded under the symbol “CTRP.”

For 2003 (December 9, 2003 through December 31, 2003), the trading price of our ADSs on Nasdaq ranged from $12.00 to $21.53 per ADS. For the year ended December 31, 2004, the trading price ranged from US$11.33 to US$28.46 per ADS. For the year ended December 31, 2005, the trading price ranged from US$18.07 to US$33.35 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for the periods presented and all prices have been retroactively adjusted to reflect the change in ratio effective on April 11, 2006 for all periods presented.

	Sales Price
	High	Low
2003 (from December 9, 2003)	21.53	12.00
2004	28.46	11.33
First Quarter	20.82	12.38
Second Quarter	17.50	11.33
Third Quarter	18.46	14.55
Fourth Quarter	28.46	16.63
2005	33.35	18.07
First Quarter	23.30	18.54
Second Quarter	27.00	18.07
Third Quarter	33.35	24.30
Fourth Quarter	33.33	25.58
2006
First Quarter	42.31	27.82

Monthly Highs and Lows
December 2005	30.23	26.02
January 2006	34.25	27.82
February 2006	38.99	30.41
March 2006	42.31	36.28
April 2006	48.73	41.45
May 2006	52.17	44.40
June 2006 (through June 15, 2006)	50.34	43.00

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, have been listed on the Nasdaq National Market since December 9, 2003 under the symbol “CTRP.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our amended and restated memorandum of association contained in our F-1 Registration Statement (File No. 333-110455) originally filed with the Commission on November 13, 2003, as amended. Our shareholders adopted our amended and restated memorandum and articles of association at an extraordinary shareholder meeting on December 8, 2003.

C. Material Contracts

Other than the contracts described in Item 3.D., “Property, Plant and Equipment,” Item 4, “Information on the Company,” Item 6.B., “Compensation of Directors and Executive Officers,” and as listed in Item 19, “Exhibits”, we and our subsidiaries have not entered into any material contracts that are not in the ordinary course of business for the two years immediately preceding the date of this annual report.

D. Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3.0% appreciation of the RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Cayman Islands Taxation

In the opinion of our Cayman Islands counsel, Maples and Calder, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	holders that actually or constructively own 10% or more of our voting stock;

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.

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

•	a citizen or individual resident of the United States;

•	a corporation or partnership organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source;

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If you are a beneficial owner of ADSs or ordinary shares and you are not described as a U.S. Holder, you will be considered a “Non-U.S. Holder.” Non-U.S. Holders should consult the discussion below regarding the United States federal income tax consequences applicable to Non-U.S. Holders.

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

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

U.S. Holders

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

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

With respect to individual taxpayers for taxable years beginning before January 1, 2011 such dividends may be qualified dividend income which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on Nasdaq will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If the consideration you receive for the ADS or ordinary share is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ADSs or ordinary shares, as applicable, are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. The gain or loss generally will be capital gain or loss. If you are an individual who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitation. Any such gain or loss that you recognize generally will be treated as United States source income or loss (in the case of losses, subject to certain limitations).

Passive Foreign Investment Company

Based on the market value of our ADSs, the composition of our assets and income and our operations, we believe that we were not a passive foreign investment company for United Sates federal income tax purposes for the taxable year ended December 31, 2005. A non-U.S. corporation is considered a passive foreign investment company for any taxable year if either

•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We are treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our passive foreign investment company status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a passive foreign investment company in future taxable years. If we are a passive foreign investment company for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a passive foreign investment company for all succeeding years during which you own ADSs or ordinary shares. However, if we cease to be a passive foreign investment company, you may avoid some of the adverse effects of the passive foreign investment company regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

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

If we are a passive foreign investment company, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a passive foreign investment company. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for such stock of a passive foreign investment company to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such a market-to-market election, the tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. The ADSs are currently listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if the ADSs remain listed on Nasdaq and are regularly traded, the mark-to-market election would be available to you if you hold ADSs, were we to become a passive foreign investment company.

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

You generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of the ADSs or ordinary shares unless such gain is effectively connected with your conduct of a trade or business within the United States or you are an individual who is present in the United States for 183 days or more and certain other conditions exist.

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

Information Reporting and Backup Withholding

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on the ADSs or ordinary shares paid within the United States to a non-corporate U.S. Holder and on sales of the ADSs or ordinary shares to or through a United States office of a broker by a non-corporate U.S. Holder. Payments made outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax will apply to distributions made on ADSs or ordinary shares within the United States to a non-corporate U.S. Holder and on sales of ADSs or ordinary shares to or through a United States office of a broker by a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that backup withholding will be required, or

•	fails to comply with applicable certification requirements.

The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are timely filed.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC’s public reference room located at Room 1580, 100F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information

For a listing of our subsidiaries, see Item 4. C. of this annual report, “Information on the Company — Organizational Structure”.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to Item 5. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On April 11, 2006, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing one (1) ordinary share.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including Min Fan, our Chief Executive Officer, and Jane Jie Sun, our Chief Financial Officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there has been no such change during the period covered by this report.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C. of this annual report, “Directors, Senior Management and Employees — Board Practices.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, financial controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our annual report on Form 20-F for our fiscal year 2003, and posted the code on our www.ctrip.com website. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

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

	For the Year Ended December 31,
	2003	2004	2005
	RMB	RMB	RMB	USD
Audit fees(1)	1,005,834	1,678,773	1,941,258	240,546
Audit-related fees(2)	4,939,352	275,903	173,005	21,438
All other fees(3)	—	578,610	1,636,174	202,743

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2003, 2004 and 2005.

(3)	“All other fees” means the aggregate fees billed in 2004 and 2005 for services rendered in connection with Section 404 of the Sarbanes-Oxley Act of 2002.

Our audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services and tax services, as well as, to a very limited extent, specifically designated non-audit services which, in the opinion of the audit committee, will not impair the independence of the registered public accounting firm. Beginning from the first quarter of 2006, our audit committee has pre-approved our payment of expenses under US$5,000 related to a research tool of accounting literature provided by the independent registered public accounting firm. The independent registered public accounting firm and our management are required to report to the audit committee on the quarterly basis regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in compliance with Rule 10A-3 under the Exchange Act and The Nasdaq Stock Market, Inc. Marketplace Rules with respect to the audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2005.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements for Ctrip.com International, Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.1	Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.2	Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

4.1	Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) and Exhibit 10.23 from our Registration Statement on Form F-2 (file no. 333-121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers. (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3	Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4	Employment Agreement between the Registrant and James Jianzhang Liang. (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5*	Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun.

4.6	Employment Agreement, between the Registrant and Min Fan. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7	Translation of Form of Consulting and Services Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

Exhibit Number	Document
4.8	Translation of Form of Business Loan Agreement between Ctrip.com (Hong Kong) Limited and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.9	Translation of Form of Exclusive Option Agreement among Ctrip.com (Hong Kong) Limited, an Affiliated Chinese Entity of the Registrant and the Shareholder of the Entity, as currently in effect. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.10	Translation of Form of Share Pledge Agreement among Ctrip Computer Technology (Shanghai) Co., Ltd. and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.11	Translation of Form of Trademark License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.12	Translation of Form of Software License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13	Translation of Form of Operating Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.14	Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

Exhibit Number	Document
4.15	Translation of Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.16	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.17	Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.18	Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 22, 2005)

4.19*	Translation of Construction Agreement dated February 13, 2006 between Shanghai No. 1 Construction Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd.

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Commerce & Finance Law Office

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CTRIP.COM INTERNATIONAL, LTD.

By	/s/ Min Fan
Name:	Min Fan
Title:	Chief Executive Officer

Date: June 26, 2006

CTRIP.COM INTERNATIONAL, LTD.

[Letterhead of PricewaterhouseCoopers]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ctrip.Com International, Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

June 15, 2006

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Revenues:
Hotel reservation	153,388,686	276,042,944	362,856,812	44,962,555
Air-ticketing	20,322,986	63,005,651	162,645,049	20,153,782
Packaged-tour	4,788,727	10,479,780	22,755,626	2,819,710
Others	4,178,419	4,500,698	7,957,187	985,996

Total revenues	182,678,818	354,029,073	556,214,674	68,922,043

Less: business tax and related surcharges	(9,532,290)	(20,208,996)	(34,989,970)	(4,335,700)

Net revenues	173,146,528	333,820,077	521,224,704	64,586,343

Cost of services	(26,222,490)	(51,637,069)	(88,627,315)	(10,982,047)

Gross profit	146,924,038	282,183,008	432,597,389	53,604,296

Operating expenses:
Product development	(20,683,821)	(37,959,208)	(57,509,840)	(7,126,198)
Sales and marketing	(47,571,050)	(72,863,325)	(112,273,503)	(13,912,109)
General and administrative	(19,578,959)	(36,894,361)	(41,534,886)	(5,146,698)
Share-based compensation*	(1,583,409)	(1,958,022)	(1,776,852)	(220,175)

Total operating expenses	(89,417,239)	(149,674,916)	(213,095,081)	(26,405,180)

Income from operations	57,506,799	132,508,092	219,502,308	27,199,116

Interest income	400,557	5,542,520	12,660,661	1,568,816
Other income	5,661,636	7,631,760	22,929,045	2,841,200

Income before income tax expense, minority interests and share of income of joint venture companies	63,568,992	145,682,372	255,092,014	31,609,132

Income tax expense	(10,249,404)	(12,517,121)	(30,577,400)	(3,788,927)
Minority interests	(79,496)	(38,961)	(268,790)	(33,307)
Share of income of joint venture companies	573,423	—	—	—

Net income	53,813,515	133,126,290	224,245,824	27,786,898

Accretion for Series B Redeemable Convertible Preferred Shares	(12,365,534)	—	—	—
Deemed dividends to holders of Series A and Series B Preferred Shares for spin-off of joint venture companies	(2,829,064)	—	—	—
Deemed dividends upon repurchase of Preferred Shares	(35,336,150)	—	—	—
Amount allocated to participating preference shareholders	(1,909,600)	—	—	—

Net income attributable to ordinary shareholders	1,373,167	133,126,290	224,245,824	27,786,898

Other comprehensive income:
Translation adjustments	1,474,545	193,673	(9,021,663)	(1,117,898)

Comprehensive income	55,288,060	133,319,963	215,224,161	26,669,000

Earnings per ordinary share and per ADS
— Basic	0.13	4.33	7.06	0.87

— Diluted	0.11	4.23	6.91	0.86

Weighted average ordinary shares outstanding
— Basic	10,605,957	30,712,466	31,762,419	31,762,419

— Diluted	12,312,207	31,504,702	32,441,131	32,441,131

_________
* Share-based compensation was related to the associated operating expense categories as follows:

Product development	(411,359)	(550,573)	(402,693)	(49,899)
Sales and marketing	(136,189)	(187,850)	(258,523)	(32,034)
General and administrative	(1,035,861)	(1,219,599)	(1,115,636)	(138,242)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005

	2004	2005	2005
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	615,875,363	735,061,898	91,083,479
Restricted cash	—	6,600,000	817,824
Accounts receivable	35,418,477	63,440,215	7,861,046
Due from related parties	59,252	602,043	74,601
Prepayments and other current assets	18,503,778	43,475,298	5,387,140
Deferred tax assets, current	1,009,403	2,135,171	264,575

Total current assets	670,866,273	851,314,625	105,488,665

Long-term loans to related parties	500,000	—	—
Long-term deposits	26,715,547	54,284,801	6,726,574
Long-term prepayment	—	66,430,515	8,231,582
Property, equipment and software	31,897,651	53,552,243	6,635,802
Goodwill	9,515,849	9,515,849	1,179,134
Other intangible assets	1,222,353	803,050	99,508

Total assets	740,717,673	1,035,901,083	128,361,265

LIABILITIES
Current liabilities:
Accounts payable	30,150,303	72,353,392	8,965,502
Due to a related party	3,378,980	2,329,155	288,612
Salary and welfare payable	14,110,730	21,343,901	2,644,780
Taxes payable	23,421,257	16,050,032	1,988,802
Advances from customers	6,526,639	28,172,743	3,490,959
Provisions for customer reward program	10,462,103	19,776,193	2,450,521
Dividend payable	39,937,887	67,273,747	8,336,069
Other payables and accruals	10,755,790	43,014,910	5,330,092

Total current liabilities	138,743,689	270,314,073	33,495,337

Minority interests	602,616	871,406	107,978

Commitments and contingencies
Shareholders’ equity
Share capital (US$0.01 par value; 40,000,000 shares authorized, 31,565,040 shares issued and outstanding as of December 31, 2004; 32,037,609 shares issued and outstanding as of December 31, 2005)	2,613,542	2,652,142	328,634
Additional paid-in capital	511,367,287	524,928,856	65,045,334
Statutory reserves	19,256,862	41,769,481	5,175,768
Deferred share-based compensation	(2,258,908)	(465,255)	(57,651)
Cumulative translation adjustments	1,382,060	(7,639,603)	(946,643)
Retained earnings	69,010,525	203,469,983	25,212,508

Total shareholders’ equity	601,371,368	764,715,604	94,757,950

Total liabilities and shareholders’ equity	740,717,673	1,035,901,083	128,361,265

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Ordinary shares (US$0.01 par value)		Series A Convertible Preferred Share (US$0.01 par value)		Series B Redeemable Convertible Preferred Share (US$0.01 par value)		Series C Convertible Preferred Share (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Deferred share-based compensation	Cumulative translation adjustments	Retained earnings (accumulated Deficit)	Total shareholders’ equity (deficit)
	Number of shares	Par value	Number of shares	Par value	Number of shares	Par value	Number of shares	Par value
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2002	9,520,698	788,314	4,320,000	357,696	—	—	—	—	—	—	(1,077,460)	101,188	(41,798,873)	(41,629,135)

Accretion for Series B Redeemable Convertible Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	(12,365,534)	(12,365,534)
Spin-off of joint venture companies	—	—	—	—	—	—	—	—	—	—	—	—	(4,611,623)	(4,611,623)
Reclassification upon removal of redemption rights for Series B Convertible Preferred Shares	—	—	—	—	7,193,464	595,621	—	—	136,732,417	—	—	—	—	137,328,038
Issuance of Series C Convertible Preferred Shares	—	—	—	—	—	—	2,180,755	180,570	82,619,430	—	—	—	—	82,800,000
Repurchase of shares upon issuance of Series C Convertible Preferred Shares	(842,938)	(69,792)	(382,482)	(31,671)	(636,891)	(52,735)	—	—	(82,645,802)	—	—	—	—	(82,800,000)
Conversion of Preferred Shares into ordinary shares upon initial public offering	15,953,131	1,320,919	(3,937,518)	(326,025)	(6,556,573)	(542,886)	(2,180,755)	(180,570)	(271,438)	—	—	—	—	—
Issuance of ordinary shares	5,400,000	447,120	—	—	—	—	—	—	355,722,337	—	—	—	—	356,169,457
Exercise of share option	144,000	11,923	—	—	—	—	—	—	908,068	—	—	—	—	919,991
Deferred share-based compensation	—	—	—	—	—	—	—	—	5,501,356	—	(3,917,947)	—	—	1,583,409
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	5,531,309	—	—	(5,489,810)	41,499
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	1,474,545	—	1,474,545
Net income	—	—	—	—	—	—	—	—	—	—	—	—	53,813,515	53,813,515

Balance as of December 31, 2003	30,174,891	2,498,484	—	—	—	—	—	—	498,566,368	5,531,309	(4,995,407)	1,575,733	(10,452,325)	492,724,162

Exercise of share option	1,390,149	115,058	—	—	—	—	—	—	13,579,396	—	—	—	—	13,694,454
Deferred share-based compensation	—	—	—	—	—	—	—	—	(778,477)	—	2,736,499	—	—	1,958,022
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	13,725,553	—	—	(13,725,553)	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	(39,937,887)	(39,937,887)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	(193,673)		(193,673)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	133,126,290	133,126,290

Balance as of December 31, 2004	31,565,040	2,613,542	—	—	—	—	—	—	511,367,287	19,256,862	(2,258,908)	1,382,060	69,010,525	601,371,368

Exercise of share option	472,569	38,600	—	—	—	—	—	—	13,578,370	—	—	—	—	13,616,970
Deferred share-based compensation	—	—	—	—	—	—	—	—	(16,801)	—	1,793,653	—	—	1,776,852
Appropriations to statutory reserves	—	—	—	—	—	—	—	—	—	22,512,619	—	—	(22,512,619)	—
Dividends	—	—	—	—	—	—	—	—	—	—	—		(67,273,747)	(67,273,747)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	(9,021,663)	—	(9,021,663)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	224,245,824	224,245,824

Balance as of December 31, 2005	32,037,609	2,652,142	—	—	—	—	—	—	524,928,856	41,769,481	(465,255)	(7,639,603)	203,469,983	764,715,604

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	53,813,515	133,126,290	224,245,824	27,786,898
Adjustments for:
Share-based compensation	1,583,409	1,958,022	1,776,852	220,175
Depreciation and amortization of property, equipment and software and other intangible assets	6,013,402	7,450,585	8,833,010	1,094,522
Minority interests	79,496	38,961	268,790	33,306
Loss from disposal of property, equipment and software	24,928	553,942	95,717	11,861
Share of income of joint venture companies	(573,423)	—	—	—
Appropriations to statutory reserves	41,499	—	—	—
Increase in restricted cash	—	—	(6,600,000)	(817,824)
Increase in accounts receivable	(14,970,300)	(6,478,777)	(28,021,738)	(3,472,248)
(Increase) decrease in due from related parties	3,612,838	552,388	(542,791)	(67,259)
Increase in prepayments and other current assets	(3,460,993)	(5,676,788)	(20,570,031)	(2,548,887)
Increase in long-term deposits	(9,859,821)	(15,523,270)	(27,569,254)	(3,416,180)
(Increase) decrease in deferred tax assets	51,843	(468,103)	(1,125,768)	(139,497)
Increase in accounts payable	13,692,698	15,456,246	42,203,089	5,229,497
Increase (decrease) in due to related parties	2,767,422	(639,304)	289,043	35,816
Increase in salary and welfare payable	7,417,997	4,311,020	7,233,171	896,282
Increase (decrease) in taxes payable	7,332,438	14,092,163	(7,371,225)	(913,388)
Increase in advances from customers	1,948,349	2,686,796	21,646,104	2,682,226
Increase in provisions for customer reward program	2,411,267	5,753,433	9,314,090	1,154,135
Increase in other payables and accruals	2,734,001	5,537,317	7,259,120	899,496

Net cash provided by operating activities	74,660,565	162,730,921	231,364,003	28,668,931

Cash flows from investing activities:
Proceeds from disposal of equity interest in a former subsidiary	199,962	—	—	—
Purchase of property, equipment and software	(9,896,098)	(16,130,030)	(31,885,163)	(3,950,975)
Purchase of land use right	—	—	(41,430,515)	(5,133,766)
Purchase of other intangible assets	(1,010,638)	—	—	—
(Increase) decrease in long-term loans to related parties	(210,000)	1,810,000	500,000	61,956
Decrease in cash arising from deconsolidation of a former subsidiary	(1,789,594)	—	—	—

Net cash used in investing activities	(12,706,368)	(14,320,030)	(72,815,678)	(9,022,785)

Cash flows from financing activities:
Proceeds from issuance of Series C Convertible Preferred Shares	82,800,000	—	—	—
Proceeds from initial public offering, net of issuance costs of RMB33,719,000 paid	368,688,999	—	—	—
Payment of issuance costs of initial public offering	—	(12,309,120)	—	—
Proceeds from exercise of share option	919,991	7,998,415	9,597,760	1,189,283
Repurchase of ordinary and Series A and B Convertible Preferred Shares	(82,800,000)	—	—	—
Cash received by a subsidiary on issuance of ordinary shares from minority shareholders	—	—	—	—
Dividends paid	—	—	(39,937,887)	(4,948,810)

Net cash provided by (used in) financing activities	369,608,990	(4,310,705)	(30,340,127)	(3,759,527)

Effect of foreign exchange rate changes on cash and cash equivalents	1,474,545	(193,673)	(9,021,663)	(1,117,898)

Net increase in cash and cash equivalents	433,037,732	143,906,513	119,186,535	14,768,721
Cash and cash equivalents, beginning of year	38,931,118	471,968,850	615,875,363	76,314,758

Cash and cash equivalents, end of year	471,968,850	615,875,363	735,061,898	91,083,479

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	5,903,981	12,757,167	26,754,036	3,315,164

Supplemental schedule of non-cash investing and financing activities:	(12,309,120)	—	(25,000,000)	(3,097,817)

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

The Group is principally engaged in the provision of travel related services including hotel reservation, air-ticketing, packaged-tour services, as well as, to a lesser extent, Internet-related advertising and other related services. The Group had also been engaged in hotel management operations in the People’s Republic of China (“PRC”) through Home Inns & Hotels Management (Hong Kong) Limited (“Home Inns Hong Kong”).

Home Inns Hong Kong was incorporated in Hong Kong as a wholly-owned subsidiary of the Company on May 8, 2001. Subsequent to the issuance of convertible preferred shares by Home Inns Hong Kong on February 28, 2003, the Company ceased to have control over Home Inns Hong Kong. Accordingly, investment in Home Inns Hong Kong was accounted for by equity method until August 27, 2003 when all equity interest of the Company in Home Inns Hong Kong was distributed to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares as share dividends on a pro rata as-converted basis (Note 2).

On December 9, 2003, the Company registered its prospectus with the Securities and Exchange Commission in the United States and was listed on the NASDAQ National Market in the United States of America by offering 2,700,000 American Depositary Shares (“ADS”), each ADS then represented two ordinary shares, at US$18 per ADS to the public. The net proceeds to the Company from the offering amounted to RMB356,169,457, net of issuance costs paid.

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

The Company has adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46—“Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”) in July 2003. FIN 46 requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Accordingly, the financial statements of the following VIEs are consolidated into the Company’s financial statements since July 1, 2003 or their respective date of establishment/ acquisition, whichever is later:

Name of VIE	Date of establishment/acquisition
Beijing Ctrip International Travel Agency Co., Ltd. (“Beijing Ctrip” formerly Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd.)	Acquired on January 15, 2002

Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000

Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”)	Established on March 13, 2001

Guangzhou Ctrip Travel Agency Co., Ltd. (“Guangzhou Ctrip” formerly Guangzhou Guangcheng Commercial Service Co., Ltd.)	Established on April 28, 2003

Shanghai Ctrip Charming International Travel Agency Co., Ltd. (“Shanghai Ctrip Charming”)	Acquired on September 23, 2003

Shenzhen Shencheng Information Consulting Service Co., Ltd. (“Shenzhen Shencheng)	Established on April 13, 2004

The Company has voting control over the above VIEs based on the irrevocable powers of attorney and other related agreements between the Company and the principal shareholders of the VIEs, which consist of a director and two senior executives of the Company (Note 2). Such director and officers collectively own a 100% equity interest in all of the VIEs except for Shanghai Huacheng and Shanghai Ctrip Charming which are 1.67% and 34% owned by third parties, respectively. The Company has consolidated the assets and liabilities of the above VIEs in accordance with transition guidance under FIN 46.

Variable interest entities

As of December 31, 2005, the Company conducts a part of its operations through a series of agreements with certain VIEs as stated in Note 2 above. These VIEs are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership in these areas is restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds an Internet content provider (“ICP”) license and advertising license and is primarily engaged in the provision of advertising business on the Internet website. A director and a senior executive of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce as of December 31, 2005 is RMB6,100,000.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce and a director of the Company collectively hold 98.33% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng as of December 31, 2005 is RMB3,000,000.

Beijing Ctrip, formerly known as Beijing Chenhao, renamed on March 21, 2005. The Company is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license and domestic travel agency license and is mainly engaged in the provision of air-ticketing services. A director of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip as of December 31, 2005 is RMB2,000,000.

Guangzhou Ctrip, formerly known as Guangzhou Guangcheng Commercial Service Co., Ltd., renamed on April 20, 2006. The Company is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license and domestic travel agency license and is mainly engaged in the provision of air-ticketing services. Two senior executives of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip as of December 31, 2005 is RMB2,000,000.

Shanghai Ctrip Charming is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Charming holds domestic and cross-border travel agency licenses and mainly provides domestic and cross-border tour services. A senior executive of the Company holds 66% of the equity interest in Shanghai Ctrip Charming. The registered capital of Shanghai Ctrip Charming as of December 31, 2005 is RMB1,500,000.

Shenzhen Shencheng is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Shencheng holds air transport sales agency license and is engaged in the provision of air-ticketing service. Two senior executives of the Company collectively hold 100% of the equity interest in Shenzhen Shencheng. The registered capital of Shenzhen Shencheng as of December 31, 2005 is RMB1,500,000.

The capital injected by the director or senior executives are funded by the Company and were recorded as long-term business loans to related parties prior to the adoption of FIN 46. The Company does not have any ownership interest in these VIEs.

As of December 31, 2005, the Company has various agreements with its consolidated VIEs, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

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

Exclusive Technical Consulting and Services Agreements: The Company provides the VIEs with technical consulting and related services and information services. The Company is the exclusive provider of these services. The initial term of these agreements is ten years. In consideration for those services, the VIEs agree to pay the Company service fees. The service fees are eliminated upon consolidation.

Business Loan Agreement: Loans were granted to certain directors and officers with the sole and exclusive purpose of providing funds necessary for the capitalization and acquisition of the VIEs. As soon as the Chinese government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising, or Internet content provision business in the PRC, as applicable, the Company will exercise its exclusive option to purchase all outstanding equity interest of the VIEs and the Business Loan Agreements will be cancelled.

Foreign currencies

The Company’s reporting currency is the Renminbi (“RMB”). The Company’s subsidiaries and VIEs, with an exception of the subsidiary located in Hong Kong, use RMB as their functional currency. The Company’s functional currency is the currency of the primary economic environment in which it operates, which is RMB for most of the Company’s subsidiaries and VIEs. The Company’s subsidiary located in Hong Kong operates primarily using the Hong Kong dollar (“HK$”), and therefore, the HK$ has been determined to be the functional currency for the subsidiary.

Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statements of income. The exchange differences for the translation of group companies balances are included in translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements.

Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.0702, on December 31, 2005, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2005, or at any other rate.

Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less. Our cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions.

Restricted cash

Restricted cash represents cash which can not be withdrawn without the permission of a third party. The Group’s restricted cash is substantially cash balance on deposit required by one of its business partners, which is not allowed to be withdrawn until the cooperation agreement expires in March 2006.

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

Construction in progress is stated at cost. Any internal costs that are capitalized are limited to those costs that can be directly identified with the design, engineering, or construction of a specific project and should not include any costs related to production, general corporate overhead, or similar activities. In 2005, the Company started the construction of a new information and technology center in Shanghai. All direct costs of constructing the center are capitalized as construction in progress until the new building is substantially completed and available for use.

Goodwill and other intangible assets

Statement of Financial Accounting Standards No. 141, - “Business Combination” (“SFAS No. 141”) requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. Statement of Financial Accounting Standards No. 142, - “Goodwill and Other Intangible Assets” (“SFAS No. 142”) requires that ratable amortization of goodwill be replaced with tests of the goodwill’s impairment performed at least annually and that identifiable intangible assets other than goodwill be amortized over their estimated useful lives. The Group adopted SFAS No. 142 in 2002 and performed the initial steps of the transitional impairment tests as required.

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

No impairment on goodwill and other intangible assets was recognized for the years ended December 31, 2003, 2004 and 2005 based on the test performed.

Impairment of long-lived assets

Since January 1, 2002, the Group has adopted SFAS No. 144, - “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with these standards, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group recognizes impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

No impairment of long-lived assets was recognized for the years ended December 31, 2003, 2004 and 2005.

Long-term loans to related parties

Long-term loans to related parties were made to a director and two senior executives of the Company to fund their acquisition or establishment of certain VIEs that are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership is restricted. The Group expects that it will continue to be involved in, and provide financial support to, the VIEs. Accordingly, to the extent losses not recoverable are incurred by the VIEs, the Group will accrue for such losses by recording a valuation allowance against long-term business loans to related parties. Upon adoption of FIN 46, the VIEs are consolidated and our long-term business loans to the related parties are eliminated upon consolidation.

Financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, accounts receivable, due from related parties, long-term loans to related parties, accounts payable, due to related parties, advances from customers and other payables. As of December 31, 2004 and 2005, their carrying value approximated their fair value.

Provisions for customer reward program

The Group’s customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2004 and 2005, the Group made provisions of RMB10,462,103 and RMB19,776,193, respectively, based on the estimated liabilities under the customer reward program.

Revenue recognition

The Group conducts its principal businesses primarily through Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”), Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Travel Information”) and Ctrip Travel Network Technology (Shanghai) Co., Ltd. (“Ctrip Travel Network”). Some of the operations of Ctrip Computer Technology and Ctrip Travel Network are conducted through a series of services and other agreements with the VIEs.

Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and the VIEs are subject to business tax and related surcharges on the services provided in the PRC. In the statements of income, business tax and related surcharges are deducted from gross revenues to arrive at net revenues. The effective business tax and related surcharges rate is approximately 6% on gross revenues.

Hotel reservation services

The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transaction and service platform. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where customers have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of income as the Group does not assume any inventory risks and generally has no obligations for cancelled hotel reservations.

Air-ticketing services

The Group receives commissions from travel suppliers for air-ticketing services through the Group’s transaction and service platform under various services agreements. Commissions from air-ticketing services rendered are recognized after air tickets are issued. The Group presents revenues from such transactions on a net basis in the statements of income as the Group does not assume any inventory risks and generally has no obligations for cancelled airline ticket reservations.

Packaged-tour

The Group receives referral fees from travel product providers for packaged-tour products and services through the Group’s transaction and service platform. Referral fees are recognized as commission on a net basis after the packaged-tour products are sold and collections are reasonably assured.

Shanghai Huacheng and Shanghai Ctrip Charming conduct domestic and cross-border travel tour services. Revenues, mainly referral fees, are recognized as commission on a net basis after the services are rendered. In case if Shanghai Huacheng and Shanghai Ctrip Charming undertake the majority of the business risks and acts as principal related to the travel tour services provided, revenues are recognized at gross amounts received from customers after the services are rendered.

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

Allowance for doubtful accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. Our reserve for doubtful accounts is based on (i) our specific assessment of the collectibility of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility.

Cost of services

Cost of services consists primarily of payroll compensation, telecommunication expenses, credit card service fee, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by the Group’s transaction and service platform which are directly attributable to the rendering of the Group’s travel related services and other businesses.

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

Sales and marketing

Sales and marketing costs consist primarily of costs of advertising expenses, commission fees, production costs of marketing materials, expenses associated with the Company’s customer reward program and payroll and related compensation for the Company’s sales and marketing personnel. Advertising expenses, amounted to RMB5,245,937, RMB10,648,334 and RMB16,750,270 for the years ended December 31, 2003, 2004 and 2005, respectively, are charged to the statements of income when incurred.

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

If the compensation cost for the Company’s share-based compensation plan had been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Company’s net income attributable to ordinary shareholders and earnings per ordinary share would have resulted in the pro forma amounts disclosed below:

	2003	2004	2005
	RMB	RMB	RMB
Net income attributable to ordinary shareholders as reported	1,373,167	133,126,290	224,245,824
Add: Compensation expense under APB No. 25	1,583,409	1,958,022	1,776,852
Less: Compensation expense under SFAS No. 123	(2,172,399)	(5,720,437)	(33,429,286)

Pro forma net income attributable to ordinary shareholders	784,177	129,363,875	192,593,390

Basic earnings per ordinary share
— As reported	0.13	4.33	7.06

— Pro forma	0.07	4.21	6.06

Diluted earnings per ordinary share
— As reported	0.11	4.23	6.91

— Pro forma	0.06	4.11	5.94

The effects of applying SFAS No. 123 methodology in this pro forma disclosure are not indicative of future amounts. Additional share option awards in future years are expected.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing method with the following assumptions:

	2003	2004	2005
Risk-free interest rate	2.65%	2.65%	3.65%-4.44%
Expected life (years)	5	5	4
Expected dividend yield	0	0	0.66%
Volatility	0	65% ~ 76%	55% ~ 64%
Fair value of options at grant date per ordinary share	from US$0.6701 to US$2.8505	from US$7.5838 to US$9.4613	from US$8.7288 to US$11.7557

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing company are charged to the statements of income on a straight-line basis over the lease periods.

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

Other income

Other income primarily consists of financial subsidies and insurance sales income. During the year ended December 31, 2003, 2004 and 2005, the Group received financial subsidies amounted to RMB4,991,204, RMB6,165,086 and RMB17,917,051, respective, from local PRC government authority. Such amounts were recorded as other income in the statement of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received.

Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network, the subsidiaries of the Company. In addition, the VIEs are required to allocate at least 5% of its after-tax profit to the statutory welfare fund. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2003, 2004 and 2005, appropriations to statutory reserves have been made of RMB5,531,309, RMB13,725,553 and RMB22,512,619, respectively.

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2). Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2003, 2004 and 2005 are RMB50 million, RMB170 million and RMB285 million, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the discretion of the Company without third party consent, for which the compensatory element of the arrangement is excluded from the accumulated profits.

On August 27, 2003, the Company’s Board of Directors resolved to distribute all equity interest of the Company in Home Inns Hong Kong to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares, respectively, as dividends on a pro rata as-converted basis, based on the carrying value of the equity interest which was RMB4,611,623. The allocation for the dividends to the then existing holders of Series A and Series B Convertible Preferred Shares and ordinary shares were RMB808,827, RMB2,020,237 and RMB1,782,559, respectively. The number of shares of Home Inns Hong Kong distributed to the holders of Series A and Series B Convertible Preferred Shares and ordinary shares were 1,543,427 shares, 3,855,067 shares and 3,401,506 shares, respectively.

On November 5, 2004, the Company announced that the shareholders have adopted a resolution to approve the Company’s proposed distribution of 30% of its net income for 2004 (as reported in the audited consolidated financial statements of the Company for the year ended December 31, 2004) to the shareholders as dividend provided that the Company’s net income for 2004 exceeds US$10 million. The Company’s Board of Directors has also approved such proposed dividend distribution. The Company has accrued RMB39,937,887 dividend payable for the year ended December 31, 2004.

On October 21, 2005, the Company announced that the shareholders have adopted a resolution to approve the Company’s proposed distribution of 30% of its net income for 2005 (as reported in the audited consolidated financial statements for the year ended December 31, 2005) as dividends to shareholders of record as of June 30, 2006. The Board of Directors has also approved such proposed dividend distribution. The Company has accrued RMB67,273,747 dividend payable for the year ended December 31, 2005.

Earnings per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128,” basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A, B and C Preferred Shares (Note 10-12) were participating securities. Diluted earnings per ordinary share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

Segment reporting

The Company operates and manages its business as a single segment. In accordance with SFAS No. 131, “Disclosures about Segment of an Enterprise and Related Information”(SFAS No. 131) the Company’s chief operating decision-maker has been identified as the CEO, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating segments qualify for aggregation under SFAS No. 131 due to similarities in the following: customer base; economic characteristics; nature of products and services; nature of production processes, distribution method and regulatory environment. Since the Company operates in one reportable segment and in one group of similar products and services, all financial segment and product information required by SFAS No. 131 can be found in the Consolidated Statements.

The Company primarily generates its revenues from customers in China. Accordingly, no geographical segments are presented.

Recent accounting pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections — a Replacement of APB Opinion No.20 and FASB Statement No.3” (“SFAS No. 154”), which requires retrospective application to prior periods’ financial statements of every voluntary change in accounting principal unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and corrections of errors beginning in the Company’s fiscal year 2006. We do not expect the adoption of this standard to have a material effect on our financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS No. 123R”), which replaced SFAS No. 123 and superseded APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. Under SFAS No. 123R, the pro forma disclosures previously permitted no longer will be an alternative to financial statement recognition. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS No. 123R and the valuation of share-based payments for public companies.

The Company will adopt SFAS No. 123R and related FASB Staff Position starting from the first quarter of 2006. The Company will apply the Black-Scholes valuation model in determining the fair value of share-based payments to employees, and will recognize compensation expense on a straight-line basis over the requisite service period. The Company will apply the modified prospective method, which requires that compensation expense be recorded for all unvested stock options upon adoption of SFAS No. 123R. The Company estimates the stock option compensation expense for the first quarter of 2006, due to the effect of adoption of SFAS No. 123R, to be less than RMB15 million.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, due from related parties and prepayments and other current assets. As of December 31, 2004 and 2005, substantially all of the Company’s cash and cash equivalents was held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2003, 2004 and 2005. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2004 and 2005.

Reclassifications

Certain accounts for prior years have been reclassified with no effect on net income or retained earnings to conform to the 2005 financial statement presentation.

3. INVESTMENTS IN JOINT VENTURE COMPANIES

In 2002, Home Inns Hong Kong, an investment holding company, together with a Chinese joint venture partner, established joint venture companies engaged in hotel investment, management and franchise operations in the PRC.

Prior to the spin-off of Home Inns Hong Kong, the operations of the joint venture companies were not included in the consolidated financial statements as the Group did not exercise effective control over these companies due to certain substantive participating rights held by the minority shareholders.

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

Combined financial information of the joint venture companies as of and for the year ended December 31, 2002 and 2003, based on their management accounts, are as follows:

	2002	2003
	RMB	RMB
	(unaudited)	(unaudited)
Balance sheet:
Current assets	5,448,470	—
Less: current liabilities	(2,331,894)	—
Non-current assets	6,160,108	—

Net assets	9,276,684	—

Statement of operations:
Revenues	4,414,845	21,138,389	*
Net loss	(723,316)	715,479	*

*	Comprised result of operations of the joint venture companies up to August 27, 2003.

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31 are as follows:

	2004	2005
	RMB	RMB
Prepayments for hotel, air-ticketing reservation and packaged-tour business	5,445,810	19,856,114
Employee advances	295,181	448,497
Inventory for resale	675,629	1,006,300
Rental and other deposits	1,152,178	5,613,008
Prepayments for acquisition of property, equipment and software	291,359	2,027,506
Prepayments for rental and advertisement	2,970,890	3,905,203
Receivables from financial institution	5,696,045	8,363,523
Interest receivable	449,970	999,538
Others	1,526,716	1,255,609

Total	18,503,778	43,475,298

5. LONG-TERM DEPOSITS

The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies to obtain blank air tickets for sales to customers. The subsidiaries and VIEs are also required to pay deposit to local Travel Bureau as pledge for insurance of traveler’s safety. All long-term deposits are refundable and cancelable.

Components of long-term deposit as of December 31 are as follows:

	2004	2005
	RMB	RMB
Deposits paid to airline suppliers	23,306,500	48,167,800
Deposit paid to travel bureau	1,150,000	2,400,000
Others	2,259,047	3,717,001

Total	26,715,547	54,284,801

6. LONG-TERM PREPAYMENT

Long-term prepayment as of December 31, 2005 for amounted to RMB66,430,515 is related to the payment to acquire land use rights for approximately 16,670 square meters of land in Shanghai, on which the Group plans to build the aforementioned new information and technology center.

7. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31 are as follows:

	2004	2005
	RMB	RMB
Building	7,569,600	7,947,600
Leasehold improvements	6,424,504	3,780,782
Website-related equipment	8,870,806	11,421,158
Computer equipment	14,988,961	27,908,100
Furniture and fixtures	9,542,627	13,082,293
Software	621,363	5,152,363
Construction in progress	—	5,097,318
Less: accumulated depreciation and amortization	(16,120,210)	(20,837,371)

Total net book value	31,897,651	53,552,243

8. OTHER INTANGIBLE ASSETS

Gross carrying amount, accumulated amortization and net book value of other intangible assets as of December 31 are as follows:

	2004	2005
	RMB	RMB
Other intangible assets —
Customer list	1,766,206	1,766,206
Cross-border travel agency license	1,117,277	1,117,277

	2,883,483	2,883,483

Less: accumulated amortization —
Customer list	(1,486,555)	(1,766,206)
Cross-border travel agency license	(174,575)	(314,227)

	(1,661,130)	(2,080,433)

Net book value	1,222,353	803,050

The annual estimated amortization expense for the acquired intangible assets for the following years is as follows:

Amortization
RMB
2006	139,660
2007	139,660
2008	139,660
2009	139,660
2010 and thereafter	244,410

803,050

9. TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2003, 2004 and 2005. Accordingly, no Hong Kong profit tax has been provided for.

China

The Company’s subsidiaries, its VIEs and joint venture companies registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Normally, in accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” the applicable EIT rates are 30% plus a local income tax of 3% except for Ctrip Computer Technology, Ctrip Travel Information, Shanghai Huacheng and Shenzhen Shencheng.

Ctrip Computer Technology received approval from relevant PRC government authorities to be classified as a “High New Technology Development Enterprise” in September 2003 and subsequently received an approval from the relevant tax bureau to enjoy a preferential EIT rate of 15% for the year ended December 31, 2003. Accordingly, EIT previously accrued on a rate of 33% of approximately RMB5 million during the period from January 1, 2003 to September 30, 2003 was reversed to reflect the preferential EIT rate of 15% in the fourth quarter of 2003. Ctrip Computer Technology’s qualification for the above preferential EIT rate is subject to annual re-assessment by the relevant government authorities.

Ctrip Travel Information historically enjoyed a preferential income tax rate of 15% as it is registered in Pudong New District, Shanghai. During the fourth quarter of 2004, Ctrip Travel Information obtained approval from the relevant tax bureau for full exemption of income tax for 2004 and a 50% reduction of the income tax statutory rate for the period from 2005 to 2007 as it obtained the status of “software development company”. Accordingly, income tax previously paid for 2004 at the 15% rate of approximately RMB8 million was refunded and the amount has been reflected as a tax benefit for the fourth quarter of 2004. Ctrip Travel Information’s qualification for the above preferential EIT rate is also subject to annual re-assessment by the relevant government authorities.

Shanghai Huacheng is entitled to a 30% tax reduction for each of the years from 2004 to 2006 due to its classification as an entity that provides job opportunities for unemployed individuals. Shanghai Huacheng’s preferential tax treatment is also subject to annual re-assessment by relevant government authorities.

Shenzhen Shencheng is entitled to a preferential tax rate of 15% as granted by the local tax bureau, because it is registered in the city of Shenzhen in China.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31 are as follows:

	2003	2004	2005
	RMB	RMB	RMB
Current income tax expense	(10,197,561)	(12,985,224)	(31,703,168)
Recognition (utilization) of deferred tax assets	(51,843)	468,103	1,125,768

Income tax expense	(10,249,404)	(12,517,121)	(30,577,400)

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	2003	2004	2005
Statutory EIT rate	33%	33%	33%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(20)%	(25)%	(21)%
Non-deductible expenses incurred outside the PRC	3%	1%	0%

Effective EIT rate	16%	9%	12%

Significant components of deferred tax assets

	2004	2005
	RMB	RMB
Provisions for customer reward program	1,264,403	2,265,269
Provisions for electric coupons	—	191,364
Deferred tax liabilities	(255,000)	(321,462)

Total deferred tax assets	1,009,403	2,135,171

We have not recorded any valuation allowances to reduce our deferred tax assets, as we believe that our deferred tax asset amounts are more likely than not to be realized based on our estimate of future taxable income and prudent and feasible tax planning strategies.

10. SERIES A CONVERTIBLE PREFERRED SHARES

In March 2000, the Company entered into a Series A Preferred Share Subscription Agreement, whereby the Company authorized and issued 432,000 shares of the Company’s Series A Convertible Preferred Shares (“Series A Preferred Shares”) at an issue price of $10.4167 per share. In June 6, 2000, the Company increased the number of Series A Preferred Shares from 432,000 shares to 4,320,000 shares by decreasing the par value from US$0.10 each to US$0.01 each. The authorized and issued Series A Preferred Shares were increased to 4,320,000 shares accordingly.

A holder of Series A Preferred Shares could convert all but not part at any time after issuance date into such number of fully paid and non-assessable ordinary shares at a conversion price of US$1.04167 (each Series A Convertible Preferred Share was convertible into one ordinary share). No beneficial conversion feature charge was recognized for the issuance of Series A Preferred Shares as the estimated fair value of the ordinary shares was less than the conversion price on the date of issuance.

Each Series A Preferred Share was automatically converted into ordinary shares at the then effective conversion price upon the closing of a qualified underwritten public offering of the ordinary shares of the Company. Upon the completion of the Company’s initial public offering on December 9, 2003, all of the issued and outstanding Series A Preferred Shares were converted into ordinary shares.

11. SERIES B REDEEMABLE CONVERTIBLE PREFERRED SHARES

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

A holder of Series B Preferred Shares could convert all but not part at any time after issuance date into such number of fully paid and non-assessable ordinary shares at an initial conversion price of US$1.04445 (each Series B Convertible Preferred Share was convertible into 1.5 ordinary shares). Upon the issuance of Series C Convertible Preferred Shares, holders of Series B Preferred Shares agreed to forfeit its redemption rights for no consideration.

No beneficial conversion feature charge was recognized for the issuance of Series B Preferred Shares as the estimated fair value of the ordinary shares was less than the conversion price on the date of issuance.

Each Series B Preferred Share was automatically converted into ordinary shares at the then effective conversion price upon the closing of a qualified underwritten public offering of the ordinary shares of the Company. Upon the completion of the Company’s initial public offering on December 9, 2003, all of the issued and outstanding Series B Preferred Shares were converted into ordinary shares.

12. SERIES C CONVERTIBLE PREFERRED SHARES

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

A holder of Series C Preferred Shares could convert all but not part at any time after issuance date into such number of fully paid and non-assessable ordinary shares at a conversion price of US$4.5856 (each Series C Convertible Preferred Share was convertible into one ordinary share).

No beneficial conversion feature charge was recognized for the issuance of Series C Preferred Shares as the estimated fair value of the ordinary shares was less than the conversion price on the date of issuance.

Each Series C Preferred Share was automatically converted into ordinary shares at the then effective conversion price upon the closing of a qualified underwritten public offering of the ordinary shares of the Company. Upon the completion of the Company’s initial public offering on December 9, 2003, all of the issued and outstanding Series C Preferred Shares were converted into ordinary shares.

13. SHARE OPTION PLAN

On April 15, 2000, the Company adopted a share option plan that provides for the issuance of up to 144,000 ordinary shares in effect for a term of 10 years unless terminated earlier by shareholders and Board of Directors (“2000 Option Plan”). Under the 2000 Option Plan, the directors may, at their discretion, grant any employees, officers and directors of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. On June 6, 2000, the Company increased the number of ordinary shares from 2,000,000 shares to 20,000,000 shares by decreasing the par value from US$0.10 each to US$0.01 each. The total number of ordinary shares reserved for the 2000 Option Plan increased from 144,000 to 1,440,000 accordingly. On July 1, 2001, the total number of ordinary shares reserved for the 2000 Option Plan was further increased to 1,728,000 shares. All share options granted under the 2000 Option Plan have an exercise price of US$0.7716. As of December 31, 2005, 53,290 options were outstanding under the 2000 Option Plan.

The following table summarizes the Company’s share option activity under the 2000 Option Plan as of and for the years ended December 31:

	2003	2004	2005
Outstanding at beginning of year	1,448,720	1,389,880	195,030
Granted	113,200	—	—
Exercised	(144,000)	(1,155,972)	(141,740)
Forfeited	(28,040)	(38,878)	—

Outstanding at end of year	1,389,880	195,030	53,290

Vested and exercisable at end of year	1,114,680	66,529	53,290

On April 15, 2003, the Company adopted a new share option plan that provides for the issuance of up to 1,187,510 ordinary shares (“2003 Option Plan”). Under this share option plan, the directors may, at their discretion, grant any employees, officers and directors of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. As of December 31, 2005, 587,694 options were outstanding under the 2003 Option Plan.

The following table summarizes the Company’s share option activity under the 2003 Option Plan as of and for the years ended December 31:

	2003	2004	2005
Outstanding at beginning of year	—	977,440	933,047
Granted	980,640	257,600	—
Exercised	—	(234,177)	(330,829)
Forfeited	(3,200)	(67,816)	(14,524)

Outstanding at end of year	977,440	933,047	587,694

Vested and exercisable at end of year	—	90,303	374,831

On November 5, 2004, the board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”), which will cover the Company’s option issuances during the period from 2005 to 2009. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2005, 1,761,180 options were outstanding under the 2005 Option Plan.

The following table summarizes the Company’s share option activity under the 2005 Option Plan as of and for the year ended 2005:

2005
Outstanding at beginning of year	—
Granted	1,813,580
Exercised	—
Forfeited	(52,400)

Outstanding at end of year	1,761,180

Vested and exercisable at end of year	324,524

The following is additional information relating to options outstanding as of December 31, 2005:

	Outstanding			Exercisable
Range of Exercise Prices	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
$0-$4.99	362,616	1.9133	2.2133	315,081	1.8836	2.2077
$5.00-$7.49	90,350	6.5001	2.8333	42,757	6.5821	2.8333
$7.50-$9.99	21,498	7.6500	2.8750	11,289	7.6500	2.8750
$10.00-$16.99	166,520	13.3079	3.4781	58,994	13.0598	3.4576
$17.00-$22.99	1,005,080	19.5998	4.1306	303,488	19.5468	4.1164
$22.99-$26.99	756,100	26.2250	4.9167	21,036	26.2250	4.9167

	2,402,164			752,645

In connection with the share options granted, the Company recognized deferred share-based compensation amounted to RMB3,917,947 for 2003 and zero for both 2004 and 2005. Deferred share-based compensation is being amortized over the vesting period of three years. Share-based compensation expense recognized during the years ended December 31, 2003, 2004 and 2005, amounted to RMB1,583,409, RMB1,958,022 and RMB1,776,852, respectively.

14. EMPLOYEE BENEFITS

The full-time employees of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and the VIEs, which were established in the PRC, are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total provision accrued for such employee benefits amounted to RMB4,973,561, RMB11,818,432 and RMB19,204,326 for the years ended December 31, 2003, 2004 and 2005, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

15. RELATED PARTY TRANSACTIONS

During the years ended December 31, significant related party transactions are as follows:

	2003	2004	2005
	RMB	RMB	RMB
Air-ticketing service fees from Beijing Chenhao (Note a)	1,358,612	—	—
Packaged-tour service fees from Shanghai Huacheng (Note a)	140,000	—	—
Advertising service fees from Shanghai Ctrip Commerce (Note a)	678,502	—	—
Commission income from Home Inns Hong Kong and its affiliates	622,452	489,432	512,724
Sales and marketing expense to Home Inns Hong Kong and its affiliates	160,000	—	—
Rental expense to a related party	500,000	500,000	550,000

(Note a)	Prior to the adoption of FIN 46 in July 2003, Beijing Chenhao, Shanghai Huacheng and Shanghai Ctrip Commerce were considered related parties as these VIEs were owned by directors and senior executives of the Company. Upon the adoption of FIN 46, these VIEs are included in the consolidated financial statements of the Company.

As of December 31, significant balances with related parties are as follows:

	2004	2005
	RMB	RMB
Due from related parties:
Due from Home Inns Hong Kong and its affiliates	59,252	602,043

Long-term loans to related parties:
— Senior executives	500,000	—

Due to related parties:
Advance from a director for stock option	2,677,668	1,238,683
Due to other related parties	701,312	1,090,472

	3,378,980	2,329,155

The amounts due from and due to related parties as of December 31, 2004 and 2005 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf on each other. They are unsecured, interest-free and have no fixed repayment terms.

The long-term loans to related parties as of December 31, 2004 represented loan granted to two senior executives for the purpose of establishing a VIE. However, the VIE was subsequently de-registered and the full amount was subsequently repaid to the Group.

In 2003, a director made payment of RMB4,018,284 to the Company for early exercise of his options issued under the 2003 Option Plan to purchase 230,000 ordinary shares. In connection with the early exercise, the Company has a call option to repurchase the shares that are not yet vested if the employee terminates prior to the option’s vesting at the original exercise price. As the early exercise of the options is not considered a substantial exercise for accounting purposes, the cash paid for the exercise price is recognized as a liability, which is reduced when options are exercised and such ordinary shares are not considered issued.

16. OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31 are as follows:

	2004	2005
	RMB	RMB
Deposits received from suppliers	1,349,962	3,576,335
Accrued operating expenses	8,376,133	12,727,320
Accrued for outstanding land use right fees	—	25,000,000
Deferred revenue	—	160,000
Others	1,029,695	1,551,255

Total	10,755,790	43,014,910

17. EARNINGS PER SHARE

Basic earnings per ordinary share and diluted earnings per ordinary share have been calculated in accordance with SFAS No. 128 as follows:

	2003	2004	2005
	RMB	RMB	RMB
Numerator:
Net income	53,813,515	133,126,290	224,245,824
Accretion for Series B Redeemable Convertible Preferred Shares	(12,365,534)	—	—
Dividends to holders of Series A and Series B Convertible Preferred Shares for spin-off of joint venture companies	(2,829,064)	—	—
Deemed dividends upon repurchase of Preferred Shares	(35,336,150)	—	—
Amount allocated to participating preference shareholders	(1,909,600)	—	—

Numerator for basic earnings per ordinary share and numerator for diluted earnings per ordinary share	1,373,167	133,126,290	224,245,824

Denominator:
Denominator for basic earnings per ordinary share
- weighted average ordinary shares outstanding	10,605,957	30,712,466	31,762,419
Dilutive effect of share options	1,706,250	792,236	678,712

Denominator for diluted earnings per ordinary share	12,312,207	31,504,702	32,441,131

Basic earnings per ordinary share	0.13	4.33	7.06

Diluted earnings per ordinary share	0.11	4.23	6.91

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-06”). EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common share that entitle the holder to participate in dividends and earnings of the company. In addition, EITF No. 03-06 provides guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings per share. EITF No. 03-06 became effective in the quarter ended June 30, 2004. EITF No. 03-06 requires prior period earnings per share amounts to be restated to conform to the consensus to ensure comparability on a period-over-period basis. Accordingly, the Group has applied EITF No. 03-06 to all years presented in the consolidated financial statements and adjusted the earnings per ordinary share as previously stated. Basic earnings per ordinary share and diluted earning per ordinary share reported in the Company 2003 annual report for year 2003 were 0.31 and 0.23 respectively. Earnings per ordinary share for year 2004 and 2005 are in compliance with EITF No. 03-06.

18. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases are as follows:

Office premises
RMB
2006	8,685,251
2007	2,553,315
2008	426,806
2009	284,538

11,949,910

Rental expense amounted to RMB3,505,259, RMB6,269,028 and RMB9,498,348 for the years ended December 31, 2003, 2004 and 2005, respectively. Rental expense is charged to the statements of income when incurred.

Capital commitments

As of December 31, 2005, the Company had outstanding purchase commitments totaling RMB122,343,922, most of which is related to the construction of the aforementioned new information and technology center and purchase of call center equipment.

Guarantee

In connection with our air-ticketing business, the Company on behalf of its VIEs is required by the Civil Aviation Administration of China to provide guarantees for tickets obtained from various airlines. As of December 31, 2005, the amount under these guarantee arrangements was approximately RMB180 million. Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

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

19. SUBSEQUENT EVENTS

On March 12, 2006, our wholly-owned subsidiary C-Travel International, Ltd., a Cayman Island company (“C-Travel”), formed a strategic alliance with ezTravel Co., Ltd., a leading online travel service provider in Taiwan that offers both individual and group tours in addition to hotel and airline tickets reservation services (“ezTravel”), by taking a minority interest in ezTravel. The transaction has been approved by the Boards of Directors of both C-Travel and ezTravel. Closing of the transaction is subject to the customary closing conditions. This transaction has not had, and is not expected to have, a material effect on the Company’s financial condition or results of operations.

On March 31, 2006, the Company announced a change in the ratio of its ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing one ordinary share, effective on April 11, 2006. For Ctrip’s ADS holders, this ratio change had the same effect as a two-for-one ADS split. ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the change in ratio for all periods presented.