Form 20-F
period 2006-12-31
CTRIP COM INTERNATIONAL LTD
filed 2007-04-12
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Title of each class and name of each exchange on which registered:

American Depositary Shares, each representing one ordinary share, par value

US$0.01 per ordinary share, Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 32,649,753 ordinary shares, par value US$0.01 per ordinary share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this annual report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☒  Large accelerated filer    ☐  Accelerated filer    ☐  Non-accelerated filer

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, and as of December 31, 2005 and 2006.

We and certain selling shareholders of our company completed the initial public offering of 4,700,000 ADSs, each then representing two of our ordinary shares, par value US$0.01 per ordinary share, on December 12, 2003. On December 9, 2003, we listed our ADSs on the Nasdaq Global Market, or Nasdaq, under the symbol “CTRP.”

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

•

if we are unable to maintain existing travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed;

•	If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;

•	our limited operating history makes evaluating our business and prospects difficult;

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry in China;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business may be severely disrupted if we lose the services of our key executives; and

•

if the ownership structure of our affiliated Chinese entities and the contractual arrangements among us, our affiliated Chinese entities and their shareholders are found to be in violation of any PRC laws or regulations, we and/or our affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation. Additionally, all ADS data have been retroactively adjusted to reflect the current ADS to ordinary share ratio for all periods presented.

	For the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands, except for per share data)
Consolidated Statement of Operation Data:
Net revenues	100,049	173,147	335,042	524,183	779,952	99,941
Cost of revenues	(13,673)	(26,223)	(51,637)	(88,627)	(153,132)	(19,622)
Gross profit	86,376	146,924	283,405	435,556	626,820	80,319
Operating expenses
Product development(1)	(13,496)	(21,095)	(38,510)	(57,913)	(105,938)	(13,575)
Sales and marketing(1)	(32,335)	(47,707)	(73,051)	(112,532)	(172,492)	(22,103)
General and administrative(1)	(16,359)	(20,615)	(38,114)	(42,651)	(93,174)	(11,939)
Other expenses incurred for joint venture companies	(915)	—	—	—	—	—
Total operating expenses	(63,105)	(89,417)	(149,675)	(213,096)	(371,604)	(47,617)
Income from operations	23,271	57,507	133,730	222,460	255,216	32,702
Net interest income and other income	1,293	6,062	11,952	32,632	26,846	3,440
Income before income tax expense, minority interests and share of income (loss) of joint venture companies	24,564	63,569	145,682	255,092	282,062	36,142
Income tax expense	(10,043)	(10,249)	(12,517)	(30,577)	(41,277)	(5,289)
Minority interests	71	(79)	(39)	(269)	(221)	(28)
Share of income (loss) of joint venture companies	(398)	573	—	—	—	—
Net income	14,194	53,814	133,126	224,246	240,564	30,825

Earnings Per Share Data:
Accretion for Series B preferred shares	(16,493)	(12,366)	—	—	—	—
Dividends to holders of preferred shares	(16,762)	—	—	—	—	—
Deemed dividends to holders of Series A and Series B preferred shares for spin-off of joint venture companies(3)	—	(2,829)	—	—	—	—
Deemed dividends upon repurchase of preferred shares	—	(35,336)	—	—	—	—
Amount allocated to participating preference shareholders	—	(1,910)	—	—	—	—
Net income (loss) attributable to ordinary shareholders	(19,061)	1,373	133,126	224,246	240,564	30,825
Earnings (loss) per share(4), basic	(2.00)	0.13	4.33	7.06	7.44	0.95
Earnings (loss) per share(4), diluted	(2.00)	0.11	4.23	6.91	7.23	0.93
Cash dividends per share paid(5)	1.11	—	—	1.26	2.04	0.255

	As of December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	38,931	471,969	615,875	735,062	844,393	108,199
Accounts receivable, net	13,969	28,940	35,418	63,392	136,688	17,515
Other current assets	6,611	8,283	19,573	52,861	72,387	9,275
Non-current assets	37,744	48,013	69,852	184,586	398,385	51,048
Total assets	97,255	557,205	740,718	1,035,901	1,451,853	186,037
Current liabilities	13,093	63,917	138,744	270,314	421,045	53,952
Other long-term payables	—	—	—	—	2,438	312
Minority interests	828	564	603	871	673	86
Series B preferred shares(6)	124,963	—	—	—	—	—
Total shareholders’ equity (deficit)	(41,629)	492,724	601,371	764,716	1,027,697	131,687

(1)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Product development	131	411	550	403	13,694	1,755
Sales and marketing	27	136	188	258	8,558	1,097
General and administrative	304	1,036	1,220	1,116	32,430	4,155

(2)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB7.8041 to US$1.00. See “Exchange Rate Information.”
(3)	On August 27, 2003, we resolved to distribute all of our equity interest in Home Inns & Hotels Management (Hong Kong) Limited to the then existing holders of our ordinary shares and Series A and Series B preferred shares on a pro rata as-converted basis based on the carrying value of the equity interest in the amounts of RMB2 million, RMB1 million and RMB2 million, respectively.
(4)	Each ADS represents one ordinary share.
(5)	The dividends recognized represent dividends totaling RMB27 million distributed out of our reserves in December 2002 to holders of ordinary shares, and Series A preferred shares and Series B preferred shares on a pro rata as-converted basis at a dividend rate of RMB1.11, or US$0.1341, per ordinary share. On July 8, 2005, we distributed dividends in the aggregate amount of RMB40 million to our shareholders of record as of June 30, 2005, at a dividend rate of RMB1.26, or US$0.1525, per share. On July 14, 2006, we distributed dividends in the aggregate amount of RMB67 million to our shareholders of record as of June 30, 2006, at a dividend rate of RMB2.04, or US$0.255, per share.
(6)	Prior to the forfeiture of the redemption feature in September 2003, Series B preferred shares were not included as part of shareholders’ equity as such shares were redeemable at the option of the holder.

Exchange Rate Information

We have published our financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2006 at US$1.00 : RMB7.8041, which was the noon buying rate in effect as of December 29, 2006. The prevailing rate at April 11, 2007 was US$1.00 : RMB7.7317. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April (through April 11)	7.7317	7.7290	7.7345	7.7248

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2006, the trading prices of our ADSs on the Nasdaq ranged from US$27.82 to US$65.31 per ADS and the closing sale price on April 11, 2007 was US$69.09 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, such as quarterly variations in operating results; new governmental restrictions or regulations relating to our business markets; conditions or trends in the online travel and e-commerce industries; changes in financial estimates and recommendations by securities analysts; the operating and stock price performance of other companies that investors may deem comparable to us; and news reports relating to trends in our markets or general economic conditions.

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

If we are unable to maintain existing travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer.

If we are unable to maintain satisfactory relationships with our existing hotel suppliers, or if our hotel suppliers establish similar or more favorable relationships with our competitors, or if they begin to compete with us through their direct sales, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers, or because of reduced demand for our services. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on terms similar to those we currently have. Furthermore, in order to maintain and grow our business, we will need to establish new arrangements with hotels in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and adversely affect our operating results and financial condition, which consequently will impact the price of our ADSs.

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

Part of the revenues that we derived from our hotel suppliers, airline ticket suppliers and other travel service providers are obtained through our strategic alliances with various third parties. We cannot assure you, however, that we will be able to successfully establish and maintain strategic alliances with third parties that are effective for our business. Our inability in this regard could have a material adverse effect on our market penetration, our revenue growth and our profitability. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by a counterparty, and increase of the expenses to establish new strategic alliances, which may materially and adversely affect our business.

If we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed.

We believe that establishing, maintaining and enhancing the Ctrip brand is a critical aspect of our efforts to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry. The promotion of our brand will depend largely on our success in maintaining a sizeable and active customer base, providing high- quality customer service and organizing effective marketing and advertising programs. If our current customer base significantly declines, or the quality of our customer services substantially deteriorates, or if we fail to cost-effectively promote and maintain our brand, our business, operating results and financial condition would be materially and adversely affected.

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

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers. Each of our executive officers has entered into an employment agreement with us that contains confidentiality and non- competition provisions. If any disputes arise between our executive officers and us, we cannot assure you of the extent to which any of these agreements would be enforced in China, where most of these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “—The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business” and “—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us.”

PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and Internet content provision businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

We are a Cayman Islands company and a foreign person under PRC law. Due to foreign ownership restrictions in the air- ticketing, travel agency, advertising and Internet content provision industries, we conduct part of our business through contractual arrangements with our affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations.

In the opinion of our PRC counsel, our current ownership structure, the ownership structure of our wholly-owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly-owned subsidiaries, our affiliated Chinese entities and their shareholders, and our business operations, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

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

As the PRC government restricts foreign ownership of Internet content provision, air-ticketing, travel agency and advertising businesses in China, we depend on our affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non- hotel reservation business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities. Although we have been advised by our PRC counsel that these contractual arrangements are valid, binding and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing, packaged-tour or advertising business in an acceptable manner. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could be uncertain. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “— Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business.

Our director, Qi Ji, and our officers, Min Fan, Jianmin Zhu and Gangyi Yan, are also the principal shareholders of our affiliated Chinese entities. Thus, conflicts of interest between their duties to our company and our affiliated Chinese entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act entirely in our interests or that conflicts of interest will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could be uncertain. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Pursuant to applicable tax laws in China, companies established in China are generally subject to an enterprise income tax, or EIT, at a statutory rate of 33%. Our subsidiary, Ctrip Computer Technology, is currently entitled to a 15% EIT rate because it has been classified as a “new and high-technology enterprise.” In addition, our subsidiary, Ctrip Travel Information, is currently entitled to a 15% EIT rate due to its registration in the Pudong Economic Development Zone, which rate is further reduced by 50% for each of the years from 2005 to 2007 because it has been classified as a “software enterprise”. On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new tax law, which is scheduled to take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a five-year transition period for the enterprises, whether foreign-invested or domestic, during which they are allowed to continue to enjoy their existing preferential tax treatments provided by the then applicable tax laws and administrative regulations. Preferential tax treatments will continue to be granted to enterprises which conduct businesses in certain encouraged sectors and to enterprises otherwise classified as “new and high technology enterprise strongly supported by the state,” however, the new tax law does not define “new and high technology enterprise strongly supported by the state.” The new tax law also provides, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered as “resident enterprises” and will normally be subject to the EIT at the rate of 25% on its global income. Neither does the new tax law define the term “de facto management bodies.” We cannot assure you that Ctrip Computer Technology would be qualified as a “new and high technology enterprise strongly supported by the state,” neither can we assure you that Ctrip.com International, Ltd. would not be considered as a “resident enterprise” under the new tax law and therefore subject to the EIT at the rate of 25% on its global income. If Ctrip Computer Technology or Ctrip Travel Information would be subject to the new standard EIT at the rate of 25% or Ctrip.com International, Ltd. be considered as a “resident enterprise,” our results of operations and financial conditions may be materially and adversely affected.

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

As we have recently begun to provide travel booking services to corporate customers which generally request credit terms, we expect our accounts receivable to increase. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding accounts receivable from our corporate travel service customers. As a result, we may face a greater risk of non- payments in our accounts receivable and, when our corporate travel business grows in scale, we may need to make increased provisions for doubtful accounts. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our accounts receivable.

As we have commenced accounting for employee share options using the fair value method beginning from 2006, such accounting treatment could continue to significantly reduce our net income.

Beginning in 2006, we commenced to account for share-based compensation in accordance with FASB Statement No. 123R, Share-Based Payment, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. Prior to 2006, we recorded share-based compensation to the extent that the fair value of the shares on the date of grant exceeded the exercise price of the option. In 2006, share-based compensation expense reduced our diluted earnings per ADS by approximately US$0.21. The adoption of SFAS No.123R, “Share-Based Payment,” (“SFAS No. 123R”) may continue to have a significant impact on our net income. In addition, future changes to various assumptions used to determine the fair-value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.

Failure to achieve and maintain effective internal controls could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of our company’s internal control over financial reporting. These requirements first applied to this annual report. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.

If we fail to maintain the effectiveness of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports. As a result, any failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between Renminbi and the U.S. dollar.

For example, the daily fluctuation range between the Renminbi and the U.S. dollar reached 160 basis points, or 0.16%, on September 15, 2006. From July 21, 2005 to April 11, 2007, the Renminbi cumulatively appreciated approximately 6.6% over the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets and our dividend payments are denominated in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. Any significant revaluation of RMB or U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because substantially all of our revenues are in the form of RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under the Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of the State Administration of Foreign Exchange, or SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

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

If the PRC tax authorities were to determine that the contractual arrangements between Ctrip Computer Technology, Ctrip Travel Network and our affiliated Chinese entities were not made on an arm’s length basis and constituted a favorable transfer pricing, they could request that our affiliated Chinese entities make an upward adjustment to their respective taxable income for PRC income tax purposes, pay penalties for past underpayment of taxes, or terminate Ctrip Computer Technology’s preferential tax treatment. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operations.

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

Since our inception, we have conducted substantially all of our operations in China. We operate as a foreign investment enterprise in China through the following wholly-owned subsidiaries:

•	Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;

•	Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information; and

•	Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network.

We also conduct part of our business in China through the following affiliated Chinese entities:

•	Beijing Ctrip International Travel Agency Co., Ltd., or Beijing Ctrip, which holds domestic and cross-border travel agency license and air transport sales agency licenses;

•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds Internet content provider licenses;

•	Guangzhou Ctrip Travel Agency Co., Ltd., or Guangzhou Ctrip, which holds domestic travel agency and air transport sales agency licenses;

•	Shanghai Huacheng Southwest Travel Agency Co., Ltd., or Shanghai Huacheng, which holds domestic travel agency and air transport sales agency license;

•	Shanghai Ctrip Charming International Travel Agency Co., Ltd., or Shanghai Ctrip Charming, which holds domestic and cross-border travel agency licenses and air transport sales agency license; and

•	Shenzhen Ctrip Travel Agency Co., Ltd. (formerly Shenzhen Shencheng Information Consulting Service Co., Ltd.), or

Shenzhen Ctrip, which holds an air transport sales agency license and domestic travel agency license.

In March 2006, we formed a new wholly-owned subsidiary, C-Travel International Limited, an exempted company with limited liability incorporated in the Cayman Islands, in connection with our investment in a minority stake in ezTravel Co., Ltd., or ezTravel, an online travel service provider in Taiwan that offers both individual and group tours in addition to hotel and airline tickets reservation services.

We formed Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns, in 2001 to expand our business to include the hotel management service. Through a series of subsequent transactions, we reduced our interest in Home Inns to 31.16%. We spun off our remaining interest in Home Inns in August 2003 to focus on our core business of travel consolidation.

Our principal executive offices are located at 3F, Building 63-64, No. 421 Hong Cao Road, Shanghai 200233, People’s Republic of China, and our telephone number is (86-21) 3406-4880.

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

We target our services primarily at business and leisure travelers in China. This type of travelers, who are referred to in the travel industry as FITs and whom we refer to as independent travelers in this annual report, is a traditionally under-served yet fast-growing customer base in the China travel market. We act as agent in substantially all of our transactions and generally do not take any inventory risks with respect to the hotel rooms and air tickets booked through us. We derive our hotel reservation, air-ticketing and packaged-tour revenues mainly through commissions from hotels (primarily based on the transaction value of the rooms), air tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. We sold approximately 6.8 million hotel room nights in 2006. As of December 31, 2006, we had room supplier relationships with approximately 4,400 hotels in China and approximately 16,000 hotels abroad, which cover a broad range of hotels in terms of price, categories and geographic location. We believe our ability to offer reservations at highly rated hotels (three stars and above) is particularly attractive to our customers.

The majority of our hotel suppliers fall into the three-, four- and five-star categories. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 90% of our hotel reservation revenues in 2006.

We also believe that we are the largest consolidator of air tickets in China in terms of the number of air tickets booked and sold. We sold approximately 6.4 million air tickets in 2006. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating from China. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of major cities, destinations and airports of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through us directly or third-party agencies located in many major cities in China.

We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24 hour customer service center and bilingual websites. In 2006, transactions effected through our customer service center accounted for approximately 70% of our transaction volume.

Our revenues are primarily generated from the hotel reservation, air-ticketing and packaged-tour services. For information on revenues attributable to our different products, see Item 5.A.“—Results of Operations—Revenues.”

Products and Services

We began offering hotel reservation and air-ticketing services in October 1999. In 2006, we derived 57% of our revenues from the hotel reservation business and 36% of our revenues from the air-ticketing business. In addition, we offer other products and services including packaged-tours, mostly bundled by us, that cover hotel, air tickets and transportation.

Hotel Reservations. Our hotel booking volume has increased substantially since our inception. The following table shows the total room nights we sold for the periods indicated.

	For Quarters Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(in thousands)
Room Nights	1,100	1,390	1,440	1,520	1,380	1,700	1,820	1,940

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

As of December 31, 2006, we had contracted with approximately 4,400 hotels in China, of which approximately 2,200 hotels have guaranteed room allotments, allowing us to sell rooms to our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a majority of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking. Our business development team continues to try to increase guarantee room allotment arrangements with our travel suppliers.

Air-ticketing. We believe that we are the largest consolidator of air tickets in China in terms of the number of air tickets booked and sold. We have experienced a significant growth in our air-ticketing business in recent years. The following chart shows the air tickets we sold for the periods indicated.

	For Quarters Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(in thousands)
Number of air tickets sold	680	800	1,020	1,170	1,280	1,490	1,720	1,900

We sell air tickets for all major domestic Chinese airlines, including Air China, China Eastern Airlines, China Southern Airlines and Shanghai Airlines and many international airlines operating flights that originate from cities in China, such as United Airlines, Northwest Airlines, Air Canada, DragonAir and Lufthansa.

In air-ticketing transactions, a customer generally pays the ticket delivery agent upon delivery of the ticket. The customer also has the option of picking up a ticket at the ticketing office or obtaining an electronic ticket. Generally, the customer pays a penalty to the airline if he or she cancels the ticket for the flight. In 2006, China has started to operate on full scale of an electronic ticketing, or E-ticketing, system for air travel at home and abroad. We believe that E-ticketing allows our consumers to book air tickets and complete their trips more conveniently. In addition, we believe that E-ticketing allows us to execute air-ticketing transactions more efficiently. E-ticketing also makes our business expansion into second-tier cities easier and more efficient. The airline industry, including airline ticket pricing, is regulated by CAAC. Therefore, we have no discretion in offering discounts on the air tickets we sell. Our commission rate per ticket generally has increased as the total number of tickets we sell for an airline increases.

Packaged-tour. We offer independent leisure travelers bundled packaged-tour products, which include both air-ticketing and hotel reservations. Our packaged-tour products cover a variety of domestic and international destinations.

Other Products and Services. We offer travel-related businesses and other third parties the opportunity to advertise on our websites. We sell travel guidebooks, which provide useful information for independent travelers. We sell VIP membership cards that allow cardholders to enjoy certain priority in obtaining our services and receive discounts from many restaurants, clubs and bars in many cities in China. We also offer these membership cards free of charge to some of our customers who have purchased a certain amount of travel services from us. Other products and services accounted for a small portion of our total revenue in 2006.

Transaction and Service Platform

Our customers can reach us for their travel-related needs through either our toll-free customer service center or our bilingual websites located at www.ctrip.com and www.gotochina.com. In 2006, transactions executed through our customer service center and websites account for approximately 70% and 30%, respectively, of our total transactions.

Customer Service Center. Our centralized toll-free customer service center is located in Shanghai, China and is operated 24 hours a day and seven days a week. Customers can call our nationwide toll free number to consult with our customer service representatives, receive comprehensive, real-time hotel, flight and packaged-tour information and make travel bookings.

As of December 31, 2006, we employed approximately 2,600 customer service representatives, all of whom participated in a formal training program before commencing work. Unlike some companies in the United States that outsource their customer service to third-party call centers, our customer service representatives are in-house travel specialists.

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

On-Site Promotions. We have on-site promotion staff in more than 45 major cities in China. Our staff distributes membership cards and introductory brochures at various locations including airports and train and bus stations. To date, our on-site promotions have proven to be an effective marketing channel for us.

Cross-Marketing. We have entered into cross-marketing relationships with major Chinese domestic airlines, wireless service providers, financial institutions, and other corporations.

Our airline partners recommend our products and services to their mileage program members, and allow their members to accumulate miles by staying at hotels booked through us. Our wireless service provider partners direct their subscribers requesting travel information to our customer service center through automatic call forwarding, or to our websites through an Internet link on their websites. In addition, our bank partners recommend our products and services to their debit or credit card holders, and we allow their debit or credit card holders to use their cards to settle their payments for travel products purchased from us. In September 2004, we and China Merchants Bank jointly launched a dual-currency travel credit card through which holders of the credit card may book hotels, air tickets and packaged-tour products with us, and settle the payments in either RMB or U.S. dollars. The credit card holder is also entitled to certain VIP membership privileges with us. Total number of holders of this dual-currency travel credit card exceeded 1.5 million as of February 28, 2007. This is one of the joint-launching credit cards that have the largest number of holders in China and was honored as the “Most Popular Credit Card in 2006” by VISA.

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

Since inception, we have supported substantial growth in our offline and online traffic and transactions with our present architecture. Our proprietary booking software is integrated with our websites and customer service center operations. Our hardware platform for the Internet consists of Hewlett-Packard servers. We have contracted with Avaya Inc., Hewlett-Packard Company and Dell Inc. for warranty services for our hardware platform. We maintain our databases on HP Superdome, HP RX4640, HP DL740, HP DL580, HP DL585, and conduct daily backup functions for off-site storage. We access the Internet backbone via two 100 megabit ethernet lines and another 20 megabit line for load balance and backup. Our customer service center operations are managed by an Avaya S8700 media server. We maintain all of our servers at our premises in Shanghai.

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

In the air-ticketing market, we compete primarily with other consolidators of air tickets with a multi-province airline ticket sales and fulfillment infrastructure in China, including eLong, Inc. and Mangocity.com, etc. In the markets where we face local competition, our competitors generally conduct ticketing transactions in person, and not over the Internet or through customer service centers. Many local air- ticketing agencies are primarily involved in the wholesale business and do not directly serve individual travelers, who are our targeted customers. However, as the airline ticket distribution business continues to grow in China, we believe that more companies involved in the travel services industry may develop their services that compete with our air-ticketing business.

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

PRC Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our affiliated PRC entities as well as certain independent air-ticketing agencies and travel agencies. Our director, Qi Ji, and our officers, Min Fan, Jianmin Zhu and Gangyi Yan, all of whom are PRC citizens, directly or indirectly own all or most of the equity in our affiliated Chinese entities.

According to our PRC counsel, Commerce & Finance Law Offices, the ownership structures, businesses and operations of our subsidiaries and affiliated Chinese entities in China, as described in this annual report, comply with all existing PRC laws, rules and regulations.

Restrictions on Foreign Ownership

Air-ticketing. According to the Rules on Cognizance of Qualification for Civil Aviation Transporting Marketing Agencies (2006) and relevant foreign investment regulations regarding to civil aviation business, a foreign investor currently cannot own 100% of an air-ticketing agency in China. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger tickets for domestic flights in China.

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

In July 2006, Ministry of Information Industry issued the Circular on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Business which states that a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names used in the value-added telecommunications business shall be owned by the local ICP license holder. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the above circular will have on us or other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

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

We conduct a majority of our business through our wholly-owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency, online advertising and Internet content provision businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our affiliated Chinese entities, including:

•	Beijing Ctrip;

•	Shanghai Ctrip Commerce;

•	Guangzhou Ctrip;

•	Shanghai Huacheng;

•	Shanghai Ctrip Charming; and

•	Shenzhen Ctrip.

Qi Ji, our co-founder and director, Min Fan, our co-founder and Chief Executive Officer, Jianmin Zhu, our Vice President, and Gangyi Yan, our senior executive, are principal owners of our affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint our Chief Financial Officer, Jane Jie Sun, as attorney-in-fact to vote on all matters of our affiliated Chinese entities for a period of ten years until 2016.

D. Property, Plant and Equipment

Our customer service center, principal sales, marketing and development facilities and administrative offices are located on premises comprising approximately 12,600 square meters in an industry park in Shanghai, China. We own approximately 2,500 square meters of our premises and lease 1,223 square meters of our premises from a company controlled by a family member of one of our directors. We have branch offices in Hong Kong, Beijing, Guangzhou, Shenzhen, Chengdu, Qingdao, Shenyang, Xiamen, Hangzhou, Wuhan and Nanjing. We also maintain a sales network in more than 45 cities in China. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.

On February 3, 2005, we entered into a Land Early Development Cost Compensation Agreement with Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd., pursuant to which, in consideration of approximately RMB68 million, we acquired land use rights for approximately 17,000 square meters of land in the Shanghai Hong Qiao Lin Kong Economic Development Park for our new information and technology center, or the New Premises.

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

The aggregate investment for the New Premises including the land cost, construction cost and other improvement cost is estimated to be approximately US$30 million, of which US$17 million has been paid with the remainder due at the completion of the construction of the New Premises, which is expected to be around mid-2007.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This annual report contains forward-looking statements. See “Introduction — Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Overview

We are a leading consolidator of hotel accommodations and airline tickets in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also offer packaged-tour products and other products and services.

In 2006, we derived 57%, 36%, 5% and 2% of our revenues from our hotel reservation, air ticketing, packaged-tour and other businesses, respectively.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Growth in the Overall Economy and Demand for Travel Services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China. According to the statistical report published on the website of National Bureau of Statistics of China on February 28, 2007, the gross domestic product, or GDP, of China grew from RMB12.0 trillion (US$1.5 trillion) in 2002 to RMB20.9 trillion (US$2.7 trillion) in 2006, representing a compound annual growth rate of 15%. GDP per capita in the same period rose from RMB9,398 (US$1,135) to RMB15,973 (US$2,047), representing a 14% compound annual growth rate. This growth led to a significant increase in the demand for travel services. According to the statistical report published on the website of National Bureau of Statistics of China on February 28, 2007, domestic tourism spending grew from RMB387.8 billion (US$46.9 billion) in 2002 to RMB623.0 billion (US$79.8 billion) in 2006, representing a compound annual growth of 13%. We anticipate that demand for travel services in China will continue to increase in the foreseeable future as the economy in China continues to grow. However, any adverse changes in economic conditions of China, such as a slow-down of the Chinese economy, could have a material and adverse effect on the travel industry in China, which in turn would harm our business.

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

During the period from March 2003 through June 2003, the economies of several countries in Asia, including China, were severely affected by the outbreak of SARS. Our business and our operating results during that period were also adversely affected. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. If there is a recurrence of an outbreak of SARS or any similar outbreak of other contagious diseases such as avian flu, it may adversely affect the travel industry and has a material and adverse effect on our business and operating results.

Major Factors Affecting Our Results of Operations

Revenues

Revenue Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our revenues grew from RMB105 million in 2002 to RMB834 million (US$107 million) in 2006, representing a compound annual growth rate of 68%.

We generate our revenues primarily from the hotel reservation and air-ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year Ended December 31,
	2004	2005	2006
Revenues:
Hotel reservation	78%	65%	57%
Air-ticketing	18	30	36
Packaged-tour*	3	4	5
Others	1	1	2

Total revenues	100%	100%	100%

*	Certain of our packaged-tour revenues were recorded on a gross basis. See “— Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”

As we generally do not take ownership of the products and services being sold and act as agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

Since current PRC laws and regulations impose substantial restrictions on foreign ownership of air-ticketing, travel agency, advertising and Internet content provision businesses in China, we conduct part of our air-ticketing and packaged-tour businesses through our affiliated Chinese entities. Historically, we generated a portion of our revenues from fees charged to these entities. See “—Arrangements with Affiliated Chinese Entities” for a description of our relationship with these entities.

Hotel Reservation. Revenues from our hotel reservation business have been our primary source of revenue since our inception. In 2004, 2005 and 2006, revenues from our hotel reservation business accounted for RMB276 million, RMB363 million and RMB476 million (US$61 million), respectively, or 78%, 65% and 57% respectively, of our revenues.

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

Air-Ticketing. Since early 2002, the air-ticketing business has been growing rapidly. In 2004, 2005 and 2006, revenues from our air ticketing business accounted for RMB64 million, RMB166 million and RMB303 million (US$39 million), respectively, or 18%, 30% and 36%, respectively, of our revenues.

We conduct our air-ticketing business through Beijing Ctrip, Shanghai Huacheng, Guangzhou Ctrip and Shenzhen Ctrip, all

of which are our affiliated Chinese entities, as well as a network of independent air-ticketing service companies. Commissions from air-ticketing services rendered are recognized after air tickets are issued. We generally receive a higher commission rate per ticket as the total number of tickets we sell for an airline increases, subject to any applicable regulatory restrictions.

Packaged-tour. Our packaged-tour business has grown rapidly in the past three years. In 2004, 2005 and 2006, revenues from our packaged tour business accounted for RMB10 million, RMB23 million and RMB42 million (US$5 million), respectively. We conduct our packaged-tour business mainly through Shanghai Ctrip Charming, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip, and Shanghai Huacheng. Shanghai Ctrip Charming, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip, and Shanghai Huacheng bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged-tour sold through our transaction and service platform. Referral fees are recognized as net revenues after the packaged-tour services are rendered. Shanghai Ctrip Charming, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip, and Shanghai Huacheng also, from time to time, act as principal in connection with the packaged-tour services provided by them. When they act as principal, they recognize gross amounts received from customers as revenues after the packaged-tour services are rendered.

Other Businesses. Our other business lines primarily consist of Internet-related advertising services, and the sale of travel guidebooks and VIP membership cards. We place our customers’ advertisements on our websites and in our introductory brochures. We conduct the advertising business through Ctrip Commerce, and we recognize revenue when Ctrip Commerce renders advertising services. We sell VIP membership cards that allow cardholders to enjoy certain priority in obtaining our services and receive discounts from many restaurants, clubs and bars in China. Revenues from the sale of travel guidebooks and VIP membership cards are recognized when the products are sold, provided that we do not have any significant outstanding obligations.

Cost of Revenues

Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation, telecommunication expenses, credit card charges and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 60%, 62% and 63% of our cost of revenues in 2004, 2005 and 2006, respectively. Telecommunication expenses accounted for 19%, 14% and 14% of our cost of revenues in 2004, 2005 and 2006, respectively. Credit card charges accounted for 6%, 9% and 11% of our cost of revenues in 2004, 2005 and 2006, respectively.

Cost of revenues accounted for 15%, 17% and 20% of our net revenues in 2004, 2005 and 2006, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. The increase of percentage of cost of revenues over net revenue was largely due to the relatively higher cost of revenues as a result of increased revenue contribution from air ticketing services and packaged tours.

Operating Expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, all of which include share-based compensation expense. Effective January 1, 2006 we adopted SFAS No.123R and recorded share-based compensation expense under the fair value method. Prior to January 1, 2006, we accounted for share-based compensation under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and used the intrinsic value method. In the year ended December 31, 2006, we recorded RMB55 million (US$7 million) of share-based compensation expense compared to RMB2 million and RMB2 million for the years ended December 31, 2004 and 2005, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain and monitor our transaction and service platform. Product development expenses as a percentage of net revenues remained stable at 11% for 2004 and 2005, and increased from 11% in 2005 to 14% in 2006, which was largely due to an increase of RMB13 million in share-based compensation expense from 2005 to 2006. The increase in share-based compensation expense was due to our adoption of SFAS No.123R.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, commissions for our marketing partners for referring customers to us, and production costs of marketing materials and membership cards. Our sales and marketing expenses as a percentage of net revenues had remained consistent at 22%, 21% and 22% for the year 2004, 2005 and 2006, respectively.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. General and administrative expenses as a percentage of net revenues have decreased from 11% in 2004 to 8% in 2005, and increased from 8% to 12% from 2005 to 2006, which was largely due to an increase of RMB31 million in share-based compensation expense from 2005 to 2006.

Income Taxes and Financial Subsidies

Income Taxes. Our effective income tax rate was 9%, 12% and 15% for 2004, 2005 and 2006, respectively. Pursuant to the applicable tax laws in China, companies established in China are generally subject to EIT at a statutory rate of 33%. The 33% EIT rate applies to our subsidiaries, affiliated Chinese entities and joint venture companies established in China, except for our subsidiaries, Ctrip Computer Technology and Ctrip Travel Information, and our affiliated Chinese entities, Shanghai Huacheng and Shenzhen Ctrip.

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

•

Our affiliated Chinese entity, Shanghai Huacheng, is entitled to a 30% tax reduction for each of the years from 2004 to 2006 due to its classification as an entity that provides job opportunities for unemployed individuals. According to the preferential tax policy, Shanghai Huacheng will stop enjoying the 30% tax reduction from year 2007 and thereafter.

•	Our affiliated Chinese entity, Shenzhen Ctrip, is entitled to a preferential tax rate of 15% as granted by the local tax bureau, because it is registered in the city of Shenzhen in China.

Our subsidiaries and affiliated Chinese entities either have received approvals from the relevant government authorities, or are in the process of being assessed by the relevant government authorities, with respect to their qualification assessment. Based on our past experience and information currently available, we expect that our subsidiaries and affiliated Chinese entities will pass the re-assessment and continue to be entitled to the preferential tax treatments in 2007.

Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre- tax income and non-tax deductible expenses incurred. On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new enterprise income tax law, which is scheduled to take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Existing companies are required to transition to the new enterprise income tax rate over a five year period starting January 1, 2008. Our management carefully monitors these legal developments and will timely adjust our effective income tax rate when necessary.

Financial Subsidies. In 2004, 2005 and 2006, our subsidiaries in China received business tax rebates in the form of financial subsidies from the government authorities in Shanghai in the amount of approximately RMB6 million, RMB18 million and RMB11 million (US$1 million), respectively, which we recorded as other income on a cash basis.

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

Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of

Long-lived Assets” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For each of 2004, 2005 and 2006, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets based on the expanding and prospective business of our subsidiaries and affiliated Chinese entities. Throughout the past year, there were no circumstances or events that indicated that the assets may be impaired. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Customer Reward Program. We offer a customer reward program that allows customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize a liability and corresponding expense for the related future obligations. As of December 31, 2005 and 2006, our provisions for the customer reward program were approximately RMB20 million and RMB30 million (US$4 million), respectively. We estimate our liabilities under our customer reward program based on accumulated membership points and our estimate of probability of redemption. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense.

Share-Based Compensation. Effective January 1, 2006 we adopted SFAS No.123R using the modified prospective method and therefore have not restated prior periods’ results. Under the fair value recognition provisions of SFAS No.123R, we recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award. Prior to SFAS No. 123R adoption, we accounted for share-based payments under APB No. 25 and accordingly, recognized share-based compensation expense related to stock options with intrinsic value approach with required disclosures and accounted for forfeitures as they occurred.

Under SFAS No. 123R, we applied the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, and the pre-vesting option forfeiture rate. Expected life is based on historical exercise patterns, which we believe are representative of future behavior. We estimate expected volatility at the date of grant based on a combination of historical and implied volatilities. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock options that are granted, exercised and forfeited. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period. See Note 2 — “Share-based compensation” in the consolidated financial statements for additional information.

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carryforwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2005 and 2006, we recorded deferred tax assets of RMB2 million and RMB3 million (US$0.4 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2005 and 2006, we did not record any valuation allowances to reduce our deferred tax assets, as we believed that our deferred tax asset amounts were more likely than not to be realized based on our estimate of future taxable income.

Allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. We provide a general provision for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectibility of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility. As of the end of December 31, 2005 and 2006, the allowance for doubtful accounts was nil and RMB8,469 respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	Year Ended December 31,
	2004		2005		2006
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	US$ (in thousands)%
Revenues:
Hotel reservation	276,043	82	362,857	69	476,495	61,057	61
Air ticketing	64,228	19	165,603	32	302,988	38,824	39
Packaged- tour(1)	10,480	3	22,756	4	41,702	5,344	5
Others	4,500	1	7,957	2	12,842	1,645	2
Total revenues	355,251	106	559,173	107	834,027	106,870	107
Less: Business tax and related surcharges	(20,209)	(6)	(34,990)	(7)	(54,075)	(6,929)	(7)
Net revenues	335,042	100	524,183	100	779,952	99,941	100

Cost of revenues	(51,637)	(15)	(88,627)	(17)	(153,132)	(19,622)	(20)
Gross profit	283,405	85	435,556	83	626,820	80,319	80

Operating expenses:
Product development(2)	(38,510)	(11)	(57,913)	(11)	(105,938)	(13,575)	(14)
Sales and marketing(2)	(73,051)	(22)	(112,532)	(21)	(172,492)	(22,103)	(22)
General and administrative(2)	(38,114)	(11)	(42,651)	(8)	(93,174)	(11,939)	(12)

Total operating expenses	(149,675)	(45)	(213,096)	(41)	(371,604)	(47,617)	(48)

Income from operations	133,730	40	222,460	42	255,216	32,702	33

Interest income	5,543	2	12,661	2	15,632	2,003	2
Other income	6,409	2	19,971	4	11,214	1,437	1

Income before income tax expense, minority interests and share of loss in joint venture companies	145,682	43	255,092	49	282,062	36,142	36
Income tax expense	(12,517)	(4)	(30,577)	(6)	(41,277)	(5,289)	(5)
Minority interests	(39)	(0)	(269)	(0)	(221)	(28)	(0)

Net income	133,126	40	224,246	43	240,564	30,825	31

(1)	Certain of our packaged-tour revenues were booked on a gross basis. See “— Major Factors Affecting Our Results of Operations —Revenues — Packaged-tour.”
(2)	Share-based compensation was included in the associated operating expense categories as follows:

	Year Ended December 31,
	2004		2005		2006
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	US$ (in thousands)%
Product development	(550)	(0)	(403)	(0)	(13,694)	(1,755)	(2)
Sales and marketing	(188)	(0)	(258)	(0)	(8,558)	(1,097)	(1)
General and administrative	(1,220)	(0)	(1,116)	(0)	(32,430)	(4,155)	(4)

Any discrepancies in the above table between the amounts/percentages identified as total amounts/percentages and the sum of the amounts/percentages listed therein are due to rounding.

2006 compared to 2005

Revenues

Total revenues were RMB834 million (US$107 million) in 2006, an increase of 49% over RMB559 million in 2005. This revenue growth was principally driven by the substantial volume growth in hotel room nights booked and air tickets sold in 2006.

Hotel Reservation. Revenues from our hotel reservation business increased by 31% to RMB476 million (US$61 million) in 2006 from RMB363 million in 2005, primarily as a result of the continued rapid growth in our hotel room nights sales volume. The total number of hotel room nights booked in 2006 was approximately 6.8 million compared to over 5.5 million in 2005. In 2006, the average commission per room night was approximately RMB70 compared to approximately RMB66 in 2005.

Air Ticketing. Revenues from our air ticketing business increased by 83% to RMB303 million (US$39 million) in 2006 from RMB166 million in 2005, primarily due to strong growth of air tickets sales volume as we continued to expand our air ticketing capabilities significantly. The total number of air tickets sold in 2006 was approximately 6.4 million, compared to approximately 3.7 million in 2005. In 2006, the average commission per ticket sold increased to RMB46 from RMB44 in 2005.

Packaged-tour. Packaged-tour revenues increased by 83% from RMB23 million in 2005 to RMB42 million (US$5 million) in 2006, as we continued growing our packaged-tour business.

Other businesses. Revenues from other businesses increased by 61% from RMB8 million in 2005 to RMB13 million (US$2 million) in 2006, primarily due to increased sales of our advertising service.

Business tax and related surcharges

Our business tax and related surcharges increased by 55% from RMB35 million in 2005 to RMB54 million (US$7 million) in 2006 as a result of our increased revenues in all of our business lines.

Cost of Revenues

Cost of revenues in 2006 increased by 73% to RMB153 million (US$20 million) from RMB89 million in 2005. This increase was primarily attributable to increased costs associated with our air-ticketing and packaged-tour businesses and, to a less extent, the expansion of our hotel reservation business.

Operating Expenses

Operating expenses in 2006 increased by 74% to RMB372 million (US$48 million) from RMB213 million in 2005, primarily due to a significant increase in product development, sales and marketing, and general and administrative expenses, all of which included share-based compensation expenses, in order to support the increase in revenue. As a percentage of net revenue, operating expenses increased from 41% in 2005 to 48% in 2006, mainly due to the adoption of SFAS No. 123R. In the year ended December 31, 2006, we recorded RMB55 million (US$7 million) of share-based compensation expense compared to RMB2 million for the year ended December 31, 2005. The share-based compensation expenses accounted for 7% of net revenues in 2006 compared to close to zero percentage of net revenues in 2005.

Product Development. Product development expenses increased by 83% to RMB106 million (US$14 million) in 2006 from RMB58 million in 2005, primarily due to increase of product development personnel as we expanded our air ticketing and packaged-tour businesses and increase of RMB13 million (US$2 million) in share-based compensation expenses from 2005 to 2006.

Sales and Marketing. Sales and marketing expenses increased by 53% to RMB172 million (US$22 million) in 2006 from RMB113 million in 2005, primarily attributable to increased salary and benefit expenses for the increased number of sales and marketing staff, advertisements expenses, increased costs for promotional materials as well as the increase of RMB8 million (US$1 million) in share-based compensation expenses from 2005 to 2006.

General and Administrative. General and administrative expenses increased by 118% to RMB93 million (US$12 million) in 2006 from RMB43 million in 2005, primarily due to the increase of RMB31 million (US$4 million) in share-based compensation charges and the hiring of general and administrative personnel in 2006.

Interest Income. Interest income increased to RMB16 million (US$2million) in 2006 from RMB13 million in 2005 due to the increased cash generated from operations.

Other Income. Other income decreased by 44% to RMB11 million (US$1 million) in 2006 from RMB20 million in 2005, primarily because we received less financial subsidies in 2006 as compared to 2005.

Income Tax Expense. Income tax expense was RMB41 million (US$5 million) in 2006, an increase of 35% over RMB31 million in 2005, primarily due to the increase of our taxable income in 2006. Due to the non-tax deductible nature of the share-based compensation upon the adoption of SFAS No. 123R, our effective income tax rate in 2006 was 15%, as compared to 12% in 2005.

2005 compared to 2004

Revenues

Total revenues were RMB559 million in 2005, an increase of 57% over RMB355 million in 2004. This revenue growth was principally driven by the substantial volume growth in hotel room nights booked and air tickets sold in 2005.

Hotel Reservation. Revenues from our hotel reservation business increased by 31% to RMB363 million in 2005 from RMB276 million in 2004, primarily as a result of the continued rapid growth in our hotel room nights sales volume. The total number of hotel room nights booked in 2005 was over 5.5 million compared to over 4.2 million in 2004. In 2005, the average commission per room night had remained at approximately RMB66 compared to 2004.

Air Ticketing. Revenues from our air ticketing business increased substantially by 158% to RMB166 million in 2005 from RMB64 million in 2004, primarily due to strong growth of air tickets sales volume as we continued to expand our air ticketing capabilities significantly. The total number of air tickets sold in 2005 was approximately 3.7 million, compared to approximately 1.7 million in 2004. In 2005, the average commission per ticket sold increased to RMB44 form RMB37 in 2004.

Packaged-tour. Packaged-tour revenues increased substantially from RMB10 million in 2004 to RMB23 million in 2005, an increase of 117% as we continued growing our packaged-tour business. See “—Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”

Other businesses. Revenues from other businesses increased by 77% from RMB5 million in 2004 to RMB8 million in 2005, primarily due to increased sales of our advertising service, Ctrip travel guidebooks and special marketing alliance projects in 2005.

Business tax and related surcharges

Our business tax and related surcharges increased by 73% from RMB20 million in 2004 to RMB35 million in 2005 as a result of our increased revenues in all of our business lines.

Cost of Revenues

Cost of revenues in 2005 increased by 72% to RMB89 million from RMB52 million in 2004. This increase was primarily attributable to increased costs associated with our air-ticketing and packaged-tour businesses and, to a less extent, the expansion of our hotel reservation business.

Operating Expenses

Operating expenses in 2005 increased by 42% to RMB213 million from RMB150 million in 2004, primarily due to a significant increase in product development expenses as well as sales and marketing and general and administrative expenses. However, operating expenses as a percentage of net revenues decreased from 45% in 2004 to 41% in 2005, reflecting the scalability and profitability of our business platform.

Product Development. Product development expenses increased by 50% to RMB58 million in 2005 from RMB39 million in 2004, primarily due to increased staff hiring mainly for the air-ticketing and packaged-tour businesses.

Sales and Marketing. Sales and marketing expenses increased by 54% to RMB113 million in 2005 from RMB73 million in 2004, primarily attributable to increased advertisements expenses, as well as increased salary and benefit expenses for the increased number of sales and marketing staff and increased costs for promotional materials.

General and Administrative. General and administrative expenses increased by 12% to RMB43 million in 2005 from RMB38 million in 2004, primarily due to increased salary and benefits for the increased number of general and administrative staff.

Interest Income. Interest income increased to RMB13 million in 2005 from RMB6 million in 2004 due to the increased cash generated from operation.

Other Income. Other income increased by 212% to RMB20 million in 2005 from RMB6 million in 2004, primarily due to higher amount of financial subsidies we received in 2005.

Income Tax Expense. Income tax expense was RMB31 million in 2005, an increase of 144% over RMB13 million in 2004, primarily because of the increase of our taxable income in 2005. Our effective income tax rate in 2004 was lower than that in 2005 because one of our subsidiaries, namely, Ctrip Travel Information, was exempted from paying EIT in 2004 while it was subject to a 7.5% EIT in 2005.

B. Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	Year ended December 31,
	2004	2005	2006
	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	162,731	231,364	347,892
Net cash used in investing activities	(14,320)	(72,816)	(206,973)
Net cash used in financing activities	(4,311)	(30,340)	(27,130)
Net increase in cash and cash equivalents	143,906	119,187	109,331
Cash and cash equivalents at beginning of year	471,969	615,875	735,062
Cash and cash equivalents at end of year	615,875	735,062	844,393

Net cash provided by operating activities was RMB348 million (US$45 million) in 2006, compared to RMB231 million in 2005 and RMB163 million in 2004, primarily due to the increase in our net income resulting from our increased transaction volume.

Net cash used in investing activities amounted to RMB207 million (US$27 million) in 2006, compared to net cash used in investing activities of RMB73 million in 2005. This increase in 2006 from 2005 was due to our investment in ezTravel, construction of our new facilities, purchase of the land use right for our new premises, and purchase of additional servers, workstations, computers, computer software and other items related to our network infrastructure. Net cash used in investing activities amounted to RMB73 million in 2005, compared to net cash used in investing activities of RMB14 million in 2004. This increase in 2005 from 2004 was due to our purchase of the land use right for our new premises, construction of our new facilities, and purchase of additional servers, workstations, computers, computer software and other items related to our network infrastructure.

Net cash used in financing activities amounted to RMB27 million (US$3 million) in 2006, compared to net cash used in financing activities of RMB30 million in 2005, and net cash used in financing activities of RMB4 million in 2004. This change in 2006 is primarily attributable to the fact that dividends paid to shareholders amounted to RMB67 million (US$9 million) in 2006, partially offset by the proceeds of RMB40 million (US$5 million) from the exercise of share options. The change in 2005 from 2004 was primarily attributable to the fact that dividends paid to shareholders amounted to RMB40 million in 2005, partially offset by the proceeds of RMB10 million from the exercise of share options.

Capital Resources.

As of December 31, 2006, our primary source of liquidity was RMB844 million (US$108 million) of cash. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2004 to December 31, 2006 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

In connection with our air-ticketing business, we, on behalf of our affiliated Chinese entities, are required by CAAC to provide guarantees for tickets obtained from various airlines. As of December 31, 2006, the amount under these guarantee arrangements was approximately RMB302 million. Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

Operating lease obligations for the year 2007, 2008 and 2009 are RMB11 million, RMB5 million, and RMB1 million respectively. Rental expenses amounted to approximately RMB6 million, RMB9 million and RMB17 million for the years ended December 31, 2004, 2005 and 2006, respectively. Rental expense is charged to the statements of income when incurred.

F. Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2006:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in RMB thousands)
Operating lease obligations	17,194	11,426	5,768	—	—
Purchase obligations	106,441	104,441	2,000	—	—
Liabilities incurred for minority interest in a VIE	4,750	2,312	2,438	—	—

	128,385	118,179	10,206	—	—

We have outstanding purchase obligations totaling RMB106 million, most of which are related to the construction of the new information and technology center and purchase of additional customer service center equipment mentioned above. We accrue the amount once the services are rendered by our service providers. While the table above indicates our contractual obligations as of December 31, 2006, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

G. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance, one percentage point decrease in interest rates would result in approximately RMB190,000 decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

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

H. Recent Accounting Pronouncements

In June 2006, the FASB ratified the provisions of the Emerging Issue Task Force Issue No. 06-3 “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”), which requires the Company to disclose how it accounts for taxes imposed on and concurrent with a specific revenue-producing transaction. EITF 06-3 will be effective for the Company starting January 1, 2007. The Company does not believe that the application of EITF 06-03 will have a material effect on its financial position, cash flow and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. We are evaluating the potential impact of the adoption of FIN 48 on our financial position, cash flows, and results of operations.

In September 2006, the SEC released Staff Accounting Bulletin No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provision of SAB No. 108 is effective for the Company for the year ended December 31, 2006. The application of SAB No. 108 does not have a material effect on our financial position, cash flows or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 and do not expect it will have a material effect on our financial position, cash flows or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 159 on its financial position, cash flows, and results of operations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names of our current directors and executive officers, their ages as of the date of this annual report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	37	Co-founder; Chairman of the Board
Min Fan	42	Co-founder; Chief Executive Officer; Director
Jane Jie Sun	38	Chief Financial Officer
Neil Nanpeng Shen(1)	39	Co-founder; Director
Qi Ji	40	Co-founder; Director
Gabriel Li(1)	39	Deputy Chairman of the Board
JP Gan(1) (2)	35	Director
Suyang Zhang(2)	48	Director
Robert Stein(1)(3)	45	Director
Yoshihisa Yamada(3)	43	Director
Hideaki Yokomizo	41	Director
Victor Shengli Wang	52	Vice President
Han Ding	39	Vice President
Jianmin Zhu	38	Vice President
Maohua Sun	35	Vice President
James Lan Tang	39	Vice President
Tao Yang	31	Vice President
Shaw Xiaoliang Ding	42	Vice President

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Mr. Stein and Mr. Yamada had resigned from our board of directors in January 2007 and March 2007, respectively.

Each of the foregoing directors, except Mr. Stein and Mr. Yamada, who had resigned from our board of directors in January 2007 and March 2007, respectively, will hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

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

Min Fan is one of the co-founders of our company and has served as the Chief Executive Officer of our company since January 2006 and as our director since October 2006. Mr. Fan served as our Chief Operating Officer from November 2004 to January 2006. Prior to that, he served as our Executive Vice President from 2000 to November 2004. From 1997 to 2000, Mr. Fan was the Chief Executive Officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the Deputy General Manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

Jane Jie Sun has served as our Chief Financial Officer since December 2005. Ms. Sun has extensive experience in SEC reporting, finance and accounting. Prior to joining us, Ms. Sun served as the head of the SEC and External Reporting Division of Applied Materials, Inc., where she worked from 1997 to 2005. Prior to joining Applied Materials, Inc., Ms. Sun worked with KPMG LLP in Silicon Valley, California for five years. Ms. Sun is a member of American Institute of Certified Public Accountants and a member of State of California Certified Public Accountant. Ms. Sun received her Bachelor’s Degree from the Business School of University of Florida with High Honors. She also attended the undergraduate program at the Beijing University Law School.

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the Founding Managing Partner of Sequoia Capital China. Mr. Shen served as our Chief Financial Officer from 2000 to October 2005 and as President from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. He was a director at Deutsche Bank Hong Kong where he worked from 1996 to 1999. Prior to 1996, he had worked at Chemical Bank, Lehman Brothers and Citibank in various investment banking areas. Currently, Mr. Shen is the Co-Chairman of Home Inns and also an independent director and the chairman of the audit committee of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.

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

JP Gan has served as our director since 2002. Mr. Gan is a managing director of Qiming Venture Partners. From 2005 to 2006, Mr. Gan was the Chief Financial Officer of KongZhong Corporation, a Nasdaq listed wireless internet company. Prior to joining KongZhong, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at Price Waterhouse in the United States from 1994 to 1997. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Graduate School of Business and his Bachelor of Business Administration from the University of Iowa. He is a Certified Public Accountant in the United States.

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

Robert Stein had served as our director from October 2003 to January 2007. Mr. Stein is a member of the Managing Board for WestLB AG, responsible for Corporates & Investment Banking, Treasury, Asset Management, Principal Investment, along with oversight for the Americas, EMEA and APA. Previously, Mr. Stein was the Chief Executive Officer and Chairman of Adelphi Capital Partners, a financial service private equity and advisory firm. In addition, Mr. Stein has held several advisory positions including membership on Singapore Government’s Economic Review Committee and as Chair of the Financial Services Working Group, as well as previously as a director of the Singapore Stock Exchange. From 1995 to 2002, Mr. Stein held various senior positions at Deutsche Bank, including Chief Executive Officer of Deutsche Bank Group Asia Pacific. Mr. Stein holds a Bachelor’s degree in Philosophy and Biochemistry from Dartmouth College and a Master’s degree in International and Development Economics from University College, Oxford University.

Yoshihisa Yamada had served as our director from June 2004 to March 2007. Yoshihisa Yamada was a Senior Executive Officer and Director of Rakuten Inc. and the President of Rakuten Travel, Inc until March 2007. Prior to joining Rakuten in 2000, Mr. Yamada worked at Goldman Sachs in Tokyo from 1999 to 2000 and worked at the Industrial Bank of Japan from 1987 to 1999. Mr. Yamada holds a Bachelor’s degree in law from the University of Tokyo and an MBA degree from Harvard Business School.

Hideaki Yokomizo has served as our director since March 2007. Mr. Yokomizo is the Deputy General Manager of Rakuten Travel, Inc. Prior to joining Rakuten in 2006, Mr. Yokomizo worked for PIA Corporation in Tokyo from 2002 to 2006 and McKinsey & Co. in Tokyo and London from 1999 to 2002. Mr. Yokomizo holds a Bachelor's degree from Tohoku University and an MBA degree from New York University.

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

Shaw Xiaoliang Ding has served as our Vice President since 2007. Prior to joining us, he was General Manager of Beijing Jianguo Hotel, a very first joint-ventured hotel in China, from late 2004 to February 2007. Previously, he was General Manager of marketing division of Beijing Tourism Group, one of the largest tourism enterprises in China, from August 2001 to December 2004. From 1994 to 2001, Mr. Ding held various senior positions at Beijing International Hotel, Hualong Int’l Hotel Management Company and Intel (China) Corporation. Mr. Ding received his Master’s degree from Business School of Rutgers University and his Bachelor’s degree from Beijing Institute of International Politics.

B. Compensation of Directors and Executive Officers

We have entered into a standard form of director agreement with each of our directors. Under these agreements, in 2006, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$482,608. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “—Employee’s Stock Option Plans” for options granted to our directors in 2006.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, in 2006, we paid cash compensation to our executive officers in an aggregate amount of US$615,229. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2006 aggregate compensation amount. See “—Employee’s Stock Option Plans” for options granted to our executive officers in 2006.

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

We have granted options to purchase our ordinary shares under the 2000 Plan, of which 11,657 were outstanding as of February 28, 2007. We have not granted any options under the 2000 Plan since April 2003 and will not issue any additional options under the 2000 Plan. All of the outstanding options under the 2000 Plan are held by employees who are not senior executives or directors.

We have reserved an aggregate of 1,187,510 of our ordinary shares for issuance under the 2003 Plan, under which 217,955 options were issued and outstanding as of February 28, 2007. The following table summarizes, as of February 28, 2007, the outstanding options granted under our 2003 Plan to the individual executive officers and directors named below, and to the other optionees in aggregate, since our board of directors adopted the 2003 Plan. We will not issue any additional options under our 2003 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Gabriel Li	10,000	6.00	October 27, 2003	October 27, 2008
Other employees	207,955	From 2.11 to 16.705	From April 15, 2003 to October 4, 2004	From April 15, 2008 to October 4, 2009

Total	217,955

We have reserved an aggregate of 3,000,000 ordinary shares for issuance under the 2005 Plan, under which 2,649,218 options were issued and outstanding as of February 28, 2007. The following table summarizes, as of February 28, 2007, the outstanding options granted under our 2005 Plan to the individual executive officers and directors named below, and to the other optionees in aggregate, since our board of directors adopted the 2005 Plan.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	230,000 150,000 50,000	19.455 26.225 58.39	January 24, 2005 December 9, 2005 February 13, 2007	January 24, 2010 December 9, 2010 February 13, 2012
Neil Nanpeng Shen	40,000 21,000	19.455 58.39	January 24, 2005 February 13, 2007	January 24, 2010 February 13, 2012
Min Fan	120,000 100,000 200,000	19.455 26.225 58.39	January 24, 2005 December 9, 2005 February 13, 2007	January 24, 2010 December 9, 2010 February 13, 2012
Jane Jie Sun	100,000 100,000	26.225 58.39	December 9, 2005 February 13, 2007	December 9, 2010 February 13, 2012
JP Gan	20,000 21,000	22.56 58.39	May 13, 2005 February 13, 2007	May 13, 2010 February 13, 2012
Suyang Zhang	20,000 21,000	19.455 58.39	January 24, 2005 February 13, 2007	January 24, 2010 February 13, 2012
Gabriel Li	21,000	58.39	February 13, 2007	February 13, 2012
Other employees	1,435,218	From 19.455 to 58.39	From January 24, 2005 to February 13, 2007	From January 24, 2010 to February 13, 2012

Total	2,649,218

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

C. Board Practices

In 2006, our directors held meetings or passed resolutions by unanimous written consent 8 times. No director participated in fewer than 50% of all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules.

Committees of the Board of Directors

Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relatively to the adequacy of our internal accounting controls.

As of the date of this annual report, our audit committee consists of Messrs. JP Gan, Gabriel Li and Neil Nanpeng Shen. Mr. Robert Stein, who resigned from our board of directors in January 2007, had also been a member of our audit committee in 2006. All of these directors meet the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The independence definition under Rules 4200 of the Nasdaq Rules is met by Messrs. JP. Gan and Gabriel Li. Mr. Shen was our Chief Financial Officer until October 2005 and therefore is not considered an independent director under Rule 4200. Rule 4350 of the Nasdaq Rules permits foreign private issuers like Ctrip to follow home country practice in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to Nasdaq certifying that under Cayman Islands law, we are not required to establish or maintain an audit committee, and Cayman Islands law contains no requirement with respect to the independence of directors or the constitution of any audit committee that may be created. Nasdaq has acknowledged the receipt of such letter and our home country practice with respect to the audit committee. In addition, all the members of our audit committee qualify as “audit committee financial experts” as defined in the relevant Nasdaq Rules. In 2006, our audit committee held meetings or passed resolutions by unanimous written consent 8 times.

Compensation Committee. Our compensation committee reviews and evaluates and, if necessary, revises the compensation policies adopted by the management. Our compensation committee also determines all forms of compensation to be provided to our chief executive officers. In addition, the compensation committee reviews all annual bonuses, long-term incentive compensation, share options, employee pension and welfare benefit plans. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

Our compensation committee consists of Messrs. Suyang Zhang and JP Gan, both of whom meet the “independence” definition under the Nasdaq Rules. In 2006, our compensation committee held 2 meeting.

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

D. Employees

As of December 31, 2006, we had approximately 5,500 employees, including 400 in management and administration, 2,600 in our customer service center, 900 in sales and marketing, and 1,600 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Guangzhou and Shenzhen, and we have certain on-site sales and marketing staffs in over 45 major cities in China. We consider our relations with our employees to be good.

E. Share Ownership

As of February 28, 2007, 32,660,993 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, taking into account the aggregate number of ordinary shares underlying share options that were outstanding as of, and exercisable within 60 days after, February 28, 2007, by (1) each of our directors and senior executive officers; and (2) each of our shareholders beneficially own more than 5.0% of our ordinary shares. For information regarding share options granted to our directors and senior executive officers, see Item 6.B. of this annual report, “— Compensation of Directors and Executive Officer.” Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 3rd Floor, Block 63, No. 421 Hong Cao Road, Shanghai, PRC.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Directors and Senior Executive Officers:
James Jianzhang Liang(3)	481,675	1.5%
Min Fan(4)	259,737	0.8%
Neil Nanpeng Shen(5)	160,000	0.5%
Gabriel Li(6)	59,900	0.2%
Jane Jie Sun(7)	33,333	0.1%
Other directors and executive officers as a group of 10 persons each of whom individually owns less than 0.1%(8)	111,849	0.3%
Principal Shareholders:
Rakuten, Inc.(9)	6,645,000	20.3%
FMR Corp.(10)	4,734,185	14.5%

Notes:	(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.

	(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 32,660,993, being the number of ordinary shares outstanding as of February 28, 2007, and the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after February 28, 2007.

	(3)	Include 278,342 ordinary shares held by Mr. Liang and 203,333 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2007 held by Mr. Liang.

	(4)	Include 146,404 ordinary shares held by Perfectpoint International Limited, a British Virgin Islands company owned by Mr. Fan and 113,333 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2007 held by Mr. Fan.

	(5)	Include 120,000 ordinary shares held by Mr. Shen and SmartMaster International Limited, a British Virgin Islands company owned by Mr. Shen and 40,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2007 held by Mr. Shen.

	(6)	Include 49,900 ordinary shares held by Mr. Li, and 10,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2007 held by Mr. Li.

	(7)	Include 33,333 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2007 held by Ms. Sun.

	(8)	Include 111,849 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2007 held by ten of our current directors and executive officers as a group.

	(9)	Include 6,645,000 ordinary shares held by Rakuten, Inc. Rakuten, Inc. is a Japanese corporation listed on JASDAQ. The address for Rakuten, Inc. is Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo 106-6118, Japan.

(10)	Include 4,734,185 ordinary shares held by FMR Corp. Please see Schedule 13G/A filed by FMR Corp. on February 14, 2007 for information relating to FMR Corp. The address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6. “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Arrangements with Affiliated Chinese Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Internet content provision businesses in China. Therefore, we conduct part of our operations in our non-hotel reservation businesses through a series of agreements between our PRC subsidiaries and our affiliated Chinese entities, which hold the licenses and approvals for conducting the air-ticketing, travel agency, and Internet content provision businesses in China. We do not hold any ownership interest in our affiliated Chinese entities. Min Fan, who is a co-founder, shareholder, director and Chief Executive Officer of our company, Qi Ji, who is a co-founder, shareholder and director of our company, Jianmin Zhu, who is a Vice President of our company, and Gangyi Yan, a senior executive of our company, are the principal owners of most of the equity in each of our affiliated Chinese entities. Qi Ji and Ctrip Commerce own 35.56% and 64.44%, respectively, of Beijing Ctrip. Qi Ji and Min Fan own 10.2% and 89.8%, respectively, of Ctrip Commerce. Ctrip Commerce and Qi Ji own 90% and 8.33% of Shanghai Huacheng, respectively. Min Fan and Jianmin Zhu own 90% and 10%, respectively, of Guangzhou Ctrip as well as Shenzhen Ctrip. Min Fan and Gangyi Yan own 98.2% of Shanghai Ctrip Charming.

We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and our respective affiliated Chinese entities are almost identical except for the amount of the business loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that Qi Ji, Min Fan , Jianmin Zhu and Gangyi Yan will not receive any personal benefits from these agreements except as shareholders of Ctrip. According to our PRC counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current laws and regulations of China. The principal terms of these agreements are described below.

Powers of Attorney. Each of Qi Ji, Min Fan, Jianmin Zhu and Gangyi Yan has irrevocably appointed our Chief Financial Officer, Jane Jie Sun, as attorney-in-fact to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the chief executive officer of our affiliated Chinese entities. The appointment of Ms. Sun as the attorney-in-fact will terminate if she is no longer employed by one of our subsidiaries in China. The term of each of the powers of attorney is ten years.

Exclusive Technical Consulting and Services Agreements. Ctrip Computer Technology and Ctrip Travel Network provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. The initial term of these agreements is ten years. In consideration for our services, our affiliated Chinese entities agree to pay our service fees, which are subject to quarterly adjustment based on their actual operating results. For the fourth quarter of 2006, Ctrip Commerce paid Ctrip Computer Technology a quarterly fee of RMB395,000 (US$50,614); Beijing Ctrip paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold in the quarter, at the rate of RMB47 (US$6) per ticket and RMB188 (US$24) per person per tour; Shanghai Huacheng paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold in the quarter, at the rate of RMB36 (US$5) per ticket; Guangzhou Ctrip paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at the rate of RMB32 (US$4) per ticket and RMB47 (US$6) per person per tour; Shanghai Ctrip Charming paid Ctrip Computer Technology a quarterly fee based on the number of packaged-tour products sold in the quarter, at the rate of RMB150 (US$19) per person per tour; and Shenzhen Ctrip paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold in the quarter, at the rate of RMB9 (US$1) per ticket.

Share Pledge Agreements. Qi Ji, Min Fan, Jianmin Zhu and Gangyi Yan pledge their respective equity interests in our affiliated Chinese entities as a guarantee for the payment by our affiliated Chinese entities of technical and consulting services fees to us under the exclusive technical consulting and services agreements described above. In the event any of our affiliated Chinese entity breaches any of its obligations under the service agreement with us, we are entitled to sell the equity interests held by Qi Ji, Min Fan, Jianmin Zhu and/or Gangyi Yan, as the case may be, and retain the proceeds from such sale or require any of them to transfer his equity interest without consideration to the Chinese citizen(s) designated by us. We will endeavor to enforce our rights in full under the share pledge agreement in the event that any affiliated Chinese entity breaches its obligations under the exclusive technical consulting and services agreement with us.

Trademark License Agreements. We grant certain of our affiliated Chinese entities licenses to use our registered trademarks on their websites for a license fee of RMB3,000 (US$384) per year, if necessary. The terms of these agreements are ten years and may be extended by us for one year.

Software License Agreements. We grant our affiliated Chinese entities the right to use our software for a royalty fee of RMB3,000 (US$384) per year. The terms of these agreements are one year and may be extended by us for one year.

Business Loan Arrangements. Due to government restrictions on foreign ownership of air-ticketing, travel agencies, and Internet content provision businesses in China, we have made business loan arrangements with Qi Ji, Min Fan and Jianmin Zhu, with the sole and exclusive purpose of providing funds necessary for the capitalization or acquisition of our affiliated Chinese entities. These loan amounts were injected into the affiliated Chinese entities as capitals and cannot be accessed for any personal uses. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, or Internet content provision business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our affiliated Chinese entities, as described in the following paragraph, and the business loan arrangements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions. The following table sets forth, as of December 31, 2006, the amount of each business loan arrangement, the date the loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the business loan, the borrower and the affiliated Chinese entity.

Date of Loan Agreement	Borrower	Affiliated Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in thousands of RMB)	(in thousands of US$)			(in thousands of RMB)	(in thousands of US$)
September 10, 2003	Qi Ji	Beijing Ctrip	1,549.5	198.5	None	September 10, 2013	1,549.5	198.5
September 10, 2003	Min Fan	Ctrip Commerce	980.0	125.6	None	September 10, 2013	980.0	125.6
September 10, 2003	Qi Ji	Ctrip Commerce	1,020.0	130.7	None	September 10, 2013	1,020.0	130.7
January 15, 2004	Min Fan	Ctrip Commerce	4,100.0	525.4	None	January 15, 2014	4,100.0	525.4
October 11, 2006	Min Fan	Ctrip Commerce	3,900.0	499.7	None	January 15, 2014	3,900.0	499.7
August 1, 2004	Jianmin Zhu	Guangzhou Ctrip	50.0	6.4	None	August 1, 2014	50.0	6.4
September 10, 2003	Min Fan	Guangzhou Ctrip	450.0	57.7	None	September 10, 2013	450.0	57.7
August 1, 2004	Jianmin Zhu	Guangzhou Ctrip	150.0	19.2	None	August 1, 2014	150.0	19.2
March 1, 2004	Min Fan	Guangzhou Ctrip	1,350.0	173.0	None	March 1, 2014	1,350.0	173.0
May 11, 2006	Jianmin Zhu	Guangzhou Ctrip	100.0	12.8	None	August 1, 2014	100.0	12.8
May 11, 2006	Min Fan	Guangzhou Ctrip	900.0	115.3	None	March 1, 2014	900.0	115.3
October 30, 2003	Min Fan	Shanghai Ctrip Charming	4,290.0	549.7	None	October 30, 2013	4,290.0	549.7
May 26, 2006	Min Fan	Shanghai Ctrip Charming	1,190.0	152.5	None	October 30, 2013	1,190.0	152.5
February 6, 2004	Min Fan	Shenzhen Ctrip	1,350.0	173.0	None	February 6, 2014	1,350.0	173.0
August 1, 2004	Jianmin Zhu	Shenzhen Ctrip	150.0	19.2	None	August 1, 2014	150.0	19.2
April 24, 2006	Min Fan	Shenzhen Ctrip	900.0	115.3	None	February 6, 2014	900.0	115.3
April 24, 2006	Jianmin Zhu	Shenzhen Ctrip	100.0	12.8	None	August 1, 2014	100.0	12.8
April 12, 2004	Ji Qi	Shanghai Huacheng	250.0	32.0	None	April 12, 2014	250.0	32.0

Exclusive Option Agreements. As consideration for our entering into the business loan arrangements described above, each of Qi Ji, Min Fan, Jianmin Zhu and Gangyi Yan has granted us an exclusive, irrevocable option to purchase all of their equity interests in our affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. If we exercise these options, we will cancel the outstanding business loans we extended to Qi Ji, Min Fan and Jianmin Zhu to fund our affiliated Chinese entities.

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

Stock Option Grants

Please refer to Item 6. “Directors, Senior Management and Employees — Employee’s Stock Option Plans.”

Commissions from Home Inns & Hotel management Inc. and its affiliates (collectively, “Home Inns”)

One of our hotel suppliers, Home Inns, has two directors in common with our company. Home Inns has entered into agreements with us to provide hotel rooms for our customers. Total commissions from Home Inns amounted to RMB489,432, RMB512,724, and RMB6,272,966 (US$803,804) for the year ended 2004, 2005 and 2006, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Commissions from Hanting Hotels Inc. and its affiliates (collectively, “Hanting”)

One of our hotel suppliers, Hanting, has a director in common with our company. Hanting has entered into agreements with us to provide hotel rooms for our customers. Total commissions Hanting paid us amounted to RMB34,636, RMB287,734, and RMB1,427,512 (US$182,918) in 2004, 2005 and 2006, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Advertising expenses to Focus Media Holding Ltd.

One of our advertising suppliers, Focus Media Holding Ltd., has a director in common with our company. Focus Media Holding Ltd. has entered into agreements with us to provide certain advertising services for us. Total advertising expenses to Focus Media Holding Ltd. amounted to RMB361,369, RMB2,131,501, and RMB1,543,900 (US$197,832) in 2004, 2005 and 2006, respectively. These advertising expenses were incurred by us in our ordinary course of business on terms substantially similar to those for unrelated advertising suppliers.

Marketing expenses to Alibaba-Yahoo! China

One of our advertising suppliers, Alibaba -Yahoo! China, is affiliated with a family member of one of our officers. Alibaba -Yahoo! China has entered into agreements with us to provide certain marketing services for us. Total marketing expenses we paid to Alibaba -Yahoo! China amounted to RMB276,766, RMB718,874, and RMB800,000 (US$102,510) in 2004, 2005 and 2006, respectively. These marketing expenses were incurred by us in our ordinary course of business on terms substantially similar to those for unrelated advertising suppliers.

Certain Leased Property in Shanghai

We lease approximately 1,223 square meters of our premises in Shanghai from a company controlled by a family member of one of our directors. Total rental expenses for the leased property amounted to RMB500,000, RMB550,000 and RMB550,000 (US$70,476) in 2004, 2005 and 2006, respectively. Our renewed lease term commenced on February 1, 2007 and will expire on July 31, 2007. Currently, the annual rent under this lease is RMB600,000 (US$76,883).

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

In November 2004, our board of directors and shareholders approved our proposed distribution of cash dividends equal to 30% of our net income for 2004 to the shareholders, if our net income for 2004 exceeds US$10 million. Our net income was US$16 million in 2004, and we distributed dividends in the aggregate amount of approximately US$5 million to our shareholders of record as of June 30, 2005, at a dividend rate of US$0.1525 per ordinary share or per ADS, before giving effect to the ADS issuance fee payable to the depositary. The dividends were distributed on July 8, 2005.

Our board and shareholders have approved a distribution of 30% of our audited net income for 2005 to our shareholders as dividends. On July 14, 2006, we distributed dividends in the aggregate amount of US$8 million to our shareholders of record as of June 30, 2006, at a dividend rate of RMB2.04, or US$0.255, per share.

In October 2006, our shareholders approved a distribution of 30% of our net income for 2006 (as determined in connection with U.S. GAAP and reported in our audited consolidated financial statements for the year ending December 31, 2006) to our shareholders as dividends.

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

A. Offering and Listing Details.

Our ADSs have been listed on the Nasdaq Global Market since December 9, 2003. Our ADSs are traded under the symbol “CTRP.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods presented and all prices have been retroactively adjusted to reflect the change in ratio effective on April 11, 2006 for all periods presented.

	Sales Price
	High	Low
2003 (from December 9, 2003)	21.53	12.00
2004	28.46	11.33
First Quarter	20.82	12.38
Second Quarter	17.50	11.33
Third Quarter	18.46	14.55
Fourth Quarter	28.46	16.63
2005	33.35	18.07
First Quarter	23.30	18.54
Second Quarter	27.00	18.07
Third Quarter	33.35	24.30
Fourth Quarter	33.33	25.58
2006	65.31	27.82
First Quarter	42.31	27.82
Second Quarter	53.31	41.45
Third Quarter	56.50	42.40
Fourth Quarter	65.31	44.90

Monthly Highs and Lows
December 2006	65.31	53.52
January 2007	74.68	63.00
February 2007	71.26	57.15
March 2007	68.37	55.05
April 2007 (through April 11, 2007)	71.00	66.53

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, have been listed on the Nasdaq Global Market since December 9, 2003 under the symbol “CTRP.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 Registration Statement (File No. 333-110455) originally filed with the Commission on November 13, 2003, as amended. The amended and restated memorandum and articles of association was adopted by our shareholders at an extraordinary shareholder meeting on December 8, 2003, and was amended at our annual general meeting of shareholders held in Shanghai on October 17, 2006. The amendment to our amended and restated memorandum and articles of association, relating to our board composition, was contained in Exhibit 99.2 to our current report on Form F-6 filed with the Commission on October 17, 2006.

C. Material Contracts

Other than the contracts described in Item 19, “Exhibits”, we and our subsidiaries have not entered into any material contracts that are not in the ordinary course of business for the two years immediately preceding the date of this annual report.

D. Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between RMB and the U.S. dollar. For example, the daily fluctuation range between the RMB and the U.S. dollar reached 160 basis points, or 0.16%, on September 15, 2006. From July 21, 2005 to April 11, 2007, the RMB cumulatively appreciated approximately 6.6% over the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

E. Taxation

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	holders that actually or constructively own 10% or more of our voting stock;

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial trust decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders (including individual U.S. Holders), for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States; (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on Nasdaq will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend.

For foreign tax credit limitation purposes, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to the ADSs or ordinary shares would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit limitation are complex and U.S. Holders should consult their tax advisors to determine the effect of these rules in their particular circumstances.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Your tax basis in an ADS or ordinary share generally will equal to the cost of such ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered to be a passive foreign investment company, or PFIC, for any taxable year if, applying certain look-through rules, either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

Based on the market value of our ADSs, the composition of our assets and income and our operations, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2006.

We are treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a PFIC in future taxable years. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you own ADSs or ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC’s public reference room located at Room 1580, 100F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

On April 11, 2006, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing one (1) ordinary share. In August 2006, the deposit agreement dated as of December 8, 2003 among us, The Bank of New York and all Owners and Beneficial Owners (as defined therein) was amended and restated to add provision for discretionary proxy in the voting of our ordinary shares. Under this discretionary proxy, subject to certain limited exceptions, if The Bank of New York as the depositary does not timely receive instructions from holders of our ADSs, then the depositary shall deem such ADS holders to have instructed the depositary to give a discretionary proxy to a person designated by us.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our Chief Executive Officer, Min Fan, and our Chief Financial Officer, Jane Jie Sun, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.

Management’s evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, as stated in their report included on page F-2.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there has been no such change during the period covered by this annual report.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C. of this annual report, “Directors, Senior Management and Employees—Board Practices.”

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

	For the Year Ended December 31,
	2005	2006	2006
	RMB	RMB	US$
Audit fees(1)	2,114,263	8,138,642	1,042,867
All other fees(2)	1,636,174	495,776	63,528

(1)	“Audit fees” means the aggregate fees for professional services rendered by our principal auditors for the interim review of quarterly financial statements and the audit of our annual financial statements for the year ended December 31, 2005 and 2006.
(2)	“All other fees” means the aggregate fees for services rendered in connection with Section 404 of the Sarbanes-Oxley Act of 2002 for 2005 and 2006.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in compliance with Rule 10A-3 under the Exchange Act and The Nasdaq Stock Market, Inc. Marketplace Rules with respect to the audit committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2006.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Ctrip.com International, Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003), as amended (amendment incorporated by reference to Exhibit 99.2 to our current report on Form F-6 filed with the Commission on October 17, 2006)

2.1	Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.2	Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

4.1	Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) and Exhibit 10.23 from our Registration Statement on Form F-2 (file no. 333- 121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers. (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3	Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4	Employment Agreement between the Registrant and James Jianzhang Liang. (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5	Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun.

4.6	Employment Agreement, between the Registrant and Min Fan. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7	Translation of Form of Consulting and Services Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.8	Translation of Form of Business Loan Agreement between Ctrip.com (Hong Kong) Limited and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.9	Translation of Form of Exclusive Option Agreement among Ctrip.com (Hong Kong) Limited, an Affiliated Chinese Entity of the Registrant and the Shareholder of the Entity, as currently in effect. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.10	Translation of Form of Share Pledge Agreement among Ctrip Computer Technology (Shanghai) Co., Ltd. and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.11	Translation of Form of Trademark License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.12	Translation of Form of Software License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13	Translation of Form of Operating Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.14	Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.15	Translation of Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.16	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.17	Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.18	Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 22, 2005)

4.19	Translation of Construction Agreement dated February 13, 2006 between Shanghai No. 1 Construction Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd.

8.1	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Commerce & Finance Law Office

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CTRIP.COM INTERNATIONAL, LTD.

By	/s/ Min Fan
Name:	Min Fan
Title:	Chief Executive Officer

Date: April 12, 2007

CTRIP.COM INTERNATIONAL, LTD.

11th Floor
PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021, P.R.C.
Telephone +86 (21) 6123 8888
Facsimile +86 (21) 6123 8800 www.pwccn.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ctrip.Com International, Ltd.:

We have completed an integrated audit of Ctrip.com International, Ltd.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its December 31, 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the Report of Management on Internal Control Over Financial Reporting included in Item 15 of the accompanying Form 20-F, that Ctrip.com International, Ltd maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 12, 2007

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Revenues:
Hotel reservation	276,042,944	362,856,812	476,494,606	61,056,958
Air-ticketing	64,227,728	165,603,501	302,987,649	38,824,163
Packaged-tour	10,479,780	22,755,626	41,702,488	5,343,664
Others	4,500,698	7,957,187	12,841,896	1,645,532

Total revenues	355,251,150	559,173,126	834,026,639	106,870,317

Less: business tax and related surcharges	(20,208,996)	(34,989,970)	(54,075,096)	(6,929,063)

Net revenues	335,042,154	524,183,156	779,951,543	99,941,254

Cost of revenues	(51,637,069)	(88,627,315)	(153,131,864)	(19,621,976)

Gross profit	283,405,085	435,555,841	626,819,679	80,319,278

Operating expenses:
Product development	(38,509,781)	(57,912,533)	(105,938,184)	(13,574,683)
Sales and marketing	(73,051,175)	(112,532,026)	(172,491,625)	(22,102,693)
General and administrative	(38,113,960)	(42,650,522)	(93,173,911)	(11,939,097)

Total operating expenses	(149,674,916)	(213,095,081)	(371,603,720)	(47,616,473)

Income from operations	133,730,169	222,460,760	255,215,959	32,702,805

Interest income	5,542,520	12,660,661	15,632,481	2,003,111
Other income	6,409,683	19,970,593	11,213,801	1,436,912

Income before income tax expense and minority interests	145,682,372	255,092,014	282,062,241	36,142,828

Income tax expense	(12,517,121)	(30,577,400)	(41,277,020)	(5,289,146)
Minority interests	(38,961)	(268,790)	(221,374)	(28,366)

Net income	133,126,290	224,245,824	240,563,847	30,825,316

Other comprehensive income:
Foreign currency translation adjustments	193,673	(9,021,663)	(8,459,660)	(1,084,002)

Comprehensive income	133,319,963	215,224,161	232,104,187	29,741,314

Earnings per share
— Basic	4.33	7.06	7.44	0.95

— Diluted	4.23	6.91	7.23	0.93

Weighted average shares outstanding
— Basic shares	30,712,466	31,762,419	32,342,998	32,342,998

— Diluted shares	31,504,702	32,441,131	33,268,220	33,268,220

Share-based compensation included in operating expense above is as follows:
Product development	(550,573)	(402,693)	(13,694,058)	(1,754,726)
Sales and marketing	(187,850)	(258,523)	(8,557,942)	(1,096,596)
General and administrative	(1,219,599)	(1,115,636)	(32,430,027)	(4,155,511)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2006

	2005	2006	2006
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	735,061,898	844,392,604	108,198,589
Restricted cash	6,600,000	6,600,000	845,709
Accounts receivable, net	63,392,009	136,688,354	17,514,942
Due from related parties	650,249	939,000	120,321
Prepayments and other current assets	43,475,298	61,931,154	7,935,720
Deferred tax assets, current	2,135,171	2,916,151	373,669

Total current assets	851,314,625	1,053,467,263	134,988,950

Long-term deposits	54,284,801	80,174,984	10,273,444
Land use rights	66,430,515	66,449,208	8,514,654
Property, equipment and software	53,552,243	153,690,484	19,693,556
Investment	—	80,416,250	10,304,359
Goodwill	9,515,849	14,595,849	1,870,280
Intangible assets	803,050	3,058,465	391,905

Total assets	1,035,901,083	1,451,852,503	186,037,148

LIABILITIES
Current liabilities:
Accounts payable	72,353,392	151,408,198	19,401,109
Due to related parties	2,329,155	407,128	52,168
Salary and welfare payable	21,343,901	32,778,110	4,200,114
Taxes payable	16,050,032	34,913,392	4,473,724
Advances from customers	28,172,743	38,178,866	4,892,155
Accrued liability for customer reward program	19,776,193	29,566,712	3,788,613
Dividend payable	67,273,747	72,169,155	9,247,595
Other payables and accruals	43,014,910	61,623,712	7,896,326

Total current liabilities	270,314,073	421,045,273	53,951,804

Other long-term payables	—	2,437,500	312,336

Total liabilities	270,314,073	423,482,773	54,264,140

Minority interests	871,406	672,780	86,209

Commitments and contingencies

Shareholders’ equity
Share capital (US$0.01 par value; 40,000,000 shares authorized, 32,037,609 and 32,649,753 shares issued and outstanding as of December 31, 2005 and 2006, respectively.)	2,652,142	2,700,889	346,086
Additional paid-in capital	524,928,856	627,461,168	80,401,477
Statutory reserves	41,769,481	53,787,911	6,892,263
Deferred share-based compensation	(465,255)	—	—
Cumulative foreign currency translation adjustments	(7,639,603)	(16,099,263)	(2,062,924)
Retained earnings	203,469,983	359,846,245	46,109,897

Total shareholders’ equity	764,715,604	1,027,696,950	131,686,799

Total liabilities and shareholders’ equity	1,035,901,083	1,451,852,503	186,037,148

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Deferred share-based compensation	Cumulative foreign currency translation adjustments	Retained earnings (accumulated Deficit)	Total shareholders’ equity
	Number of shares	Par value
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2003	30,174,891	2,498,484	498,566,368	5,531,309	(4,995,407)	1,575,733	(10,452,325)	492,724,162

Exercise of share option	1,390,149	115,058	13,579,396	—	—	—	—	13,694,454
Deferred share-based compensation	—	—	(778,477)	—	2,736,499	—	—	1,958,022
Appropriations to statutory reserves	—	—	—	13,725,553	—	—	(13,725,553)	—
Dividends	—	—	—	—	—	—	(39,937,887)	(39,937,887)
Foreign currency translation adjustments	—	—	—	—	—	(193,673)	—	(193,673)
Net income	—	—	—	—	—	—	133,126,290	133,126,290

Balance as of December 31, 2004	31,565,040	2,613,542	511,367,287	19,256,862	(2,258,908)	1,382,060	69,010,525	601,371,368

Exercise of share option	472,569	38,600	13,578,370	—	—	—	—	13,616,970
Deferred share-based compensation	—	—	(16,801)	—	1,793,653	—	—	1,776,852
Appropriations to statutory reserves	—	—	—	22,512,619	—	—	(22,512,619)	—
Dividends	—	—	—	—	—	—	(67,273,747)	(67,273,747)
Foreign currency translation adjustments	—	—	—	—	—	(9,021,663)	—	(9,021,663)
Net income	—	—	—	—	—	—	224,245,824	224,245,824

Balance as of December 31, 2005	32,037,609	2,652,142	524,928,856	41,769,481	(465,255)	(7,639,603)	203,469,983	764,715,604

Exercise of share option	612,144	48,747	48,315,540	—	—	—	—	48,364,287
Adoption of SFAS No. 123R	—	—	(465,255)	—	465,255	—	—	—
Share-based compensation	—	—	54,682,027	—	—	—	—	54,682,027
Appropriations to statutory reserves	—	—	—	12,018,430	—	—	(12,018,430)	—
Dividends	—	—	—	—	—	—	(72,169,155)	(72,169,155)
Foreign currency translation adjustments	—	—	—	—	—	(8,459,660)	—	(8,459,660)
Net income	—	—	—	—	—	—	240,563,847	240,563,847

Balance as of December 31, 2006	32,649,753	2,700,889	627,461,168	53,787,911	—	(16,099,263)	359,846,245	1,027,696,950

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	133,126,290	224,245,824	240,563,847	30,825,316
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	1,958,022	1,776,852	54,682,027	7,006,833
Depreciation and amortization of property, equipment and software and intangible assets	7,450,585	8,833,010	14,214,262	1,821,384
Minority interests	38,961	268,790	221,374	28,366
Deferred tax benefits	(468,103)	(1,125,768)	(780,980)	(100,073)
Loss from disposal of property, equipment and software	553,942	95,717	680,494	87,197
Changes in current assets and liabilities:
Increase in restricted cash	—	(6,600,000)	—	—
Increase in accounts receivable	(6,478,777)	(27,973,532)	(77,414,794)	(9,919,759)
(Increase) decrease in due from related parties	552,388	(590,997)	(288,751)	(37,000)
Increase in prepayments and other current assets	(5,676,788)	(20,570,031)	(14,526,301)	(1,861,368)
Increase in long-term deposits	(15,523,270)	(27,569,254)	(25,890,183)	(3,317,510)
Increase in accounts payable	15,456,246	42,203,089	79,054,806	10,129,907
Increase (decrease) in due to related parties	(639,304)	289,043	(683,344)	(87,562)
Increase in salary and welfare payable	4,311,020	7,233,171	11,434,209	1,465,154
Increase (decrease) in taxes payable	14,092,163	(7,371,225)	18,863,360	2,417,109
Increase in advances from customers	2,686,796	21,646,104	10,861,282	1,391,741
Increase in accrued liability for customer reward program	5,753,433	9,314,090	9,790,519	1,254,535
Increase in other payables and accruals	5,537,317	7,259,120	27,110,163	3,473,836

Net cash provided by operating activities	162,730,921	231,364,003	347,891,990	44,578,106

Cash flows from investing activities:
Purchase of property, equipment and software	(16,130,030)	(31,885,163)	(96,572,815)	(12,374,626)
Purchase of land use right	—	(41,430,515)	(26,839,219)	(3,439,118)
Cash paid for investments	—	—	(80,416,250)	(10,304,359)
Cash paid for minority interest in a VIE	—	—	(750,000)	(96,103)
Purchase of intangible assets	—	—	(2,395,071)	(306,899)
Decrease in long-term loans to related parties	1,810,000	500,000	—	—

Net cash used in investing activities	(14,320,030)	(72,815,678)	(206,973,355)	(26,521,105)

Cash flows from financing activities:
Payment of issuance costs of initial public offering	(12,309,120)	—	—	—
Proceeds from exercise of share option	7,998,415	9,597,760	40,143,700	5,143,924
Dividends paid	—	(39,937,887)	(67,273,747)	(8,620,308)

Net cash used in financing activities	(4,310,705)	(30,340,127)	(27,130,047)	(3,476,384)

Effect of foreign exchange rate changes on cash and cash equivalents	(193,673)	(9,021,663)	(4,457,882)	(571,223)

Net increase in cash and cash equivalents	143,906,513	119,186,535	109,330,706	14,009,394
Cash and cash equivalents, beginning of year	471,968,850	615,875,363	735,061,898	94,189,195

Cash and cash equivalents, end of year	615,875,363	735,061,898	844,392,604	108,198,589

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	12,757,167	26,754,036	33,822,731	4,333,969

Supplemental schedule of non-cash investing and financing activities
Accruals related to land use right	—	(25,000,000)	—	—
Accruals related to purchase of property, equipment and software	—	—	(17,470,657)	(2,238,651)
Liabilities incurred for minority interest in a VIE	—	—	(4,750,000)	(608,654)

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

The Group is principally engaged in the provision of travel related services including hotel reservation, air-ticketing, packaged-tour services, as well as, to a much lesser extent, Internet-related advertising and other related services.

On December 9, 2003, the Company registered its ordinary shares represented by American Depositary Shares (“ADS”) with the United States Securities and Exchange Commission (“SEC”) and was listed on the NASDAQ Global Market in the United States of America by offering 2,700,000 ADS, each ADS then representing two ordinary shares, at US$18 per ADS to the public. The net proceeds to the Company from the offering amounted to RMB356,169,457, net of issuance costs paid.

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

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company adopts Financial Accounting Standards Board (“FASB”) Interpretation No. 46—“Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, as amended, (“FIN 46R”). FIN 46R requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Accordingly, the financial statements of the following VIEs are consolidated into the Company’s financial statements since July 1, 2003 or their respective date of establishment/acquisition, whichever is later:

Name of VIE	Date of establishment/acquisition
Beijing Ctrip International Travel Agency Co., Ltd. (“Beijing Ctrip”)	Acquired on January 15, 2002

Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000

Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”)	Established on March 13, 2001

Guangzhou Ctrip Travel Agency Co., Ltd. (“Guangzhou Ctrip”)	Established on April 28, 2003

Shanghai Ctrip Charming International Travel Agency Co., Ltd. (“Shanghai Ctrip Charming”)	Acquired on September 23, 2003

Shenzhen Ctrip Travel Agency Co., Ltd. (“Shenzhen Ctrip” formerly Shenzhen Shencheng Information Consulting Service Co., Ltd.)	Established on April 13, 2004

The Company has voting control over the above VIEs based on the irrevocable powers of attorney and other related agreements between the Company and the principal shareholders of the VIEs, which consist of a director and three senior executives of the Company. Such director and officers collectively own a 100% equity interest in all of the VIEs except for Shanghai Huacheng and Shanghai Ctrip Charming which are 1.67% and 1.8% owned by third parties, respectively. The Company obtained control of additional share equities in Shanghai Ctrip Charming in 2006, see the footnote “goodwill”. The Company has consolidated the assets and liabilities of the above VIEs in accordance with transition guidance under FIN 46R.

Variable interest entities

As of December 31, 2006, the Company conducts a part of its operations through a series of agreements with certain VIEs as stated in above. These VIEs are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership in these areas is restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds an Internet content provider (“ICP”) license and is primarily engaged in the provision of advertising business on the Internet website. A director and a senior executive of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce as of December 31, 2006 was RMB10,000,000.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce and a director of the Company collectively hold 98.33% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng as of December 31, 2006 was RMB3,000,000.

Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A director of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip as of December 31, 2006 was RMB4,500,000.

Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license and domestic travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior executives of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip as of December 31, 2006 was RMB3,000,000.

Shanghai Ctrip Charming is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Charming holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Two senior executives of the Company collectively control 98.2 % of the equity interest in Shanghai Ctrip Charming. The registered capital of Shanghai Ctrip Charming as of December 31, 2006 was RMB5,000,000.

Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior executives of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip as of December 31, 2006 was RMB2,500,000.

The capital injected by the director or senior executives are funded by the Company and were recorded as long-term business loans to related parties prior to the adoption of FIN 46R. The Company does not have any ownership interest in these VIEs.

As of December 31, 2006, the Company has various agreements with its consolidated VIEs, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

Details of certain key agreements with the VIEs are as follows:

Powers of Attorney: The equity owners of the VIEs irrevocably appointed the Company’s officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in VIEs and the appointment of the chief executive officer of the VIEs.

Share Pledge Agreements: The equity owners pledge their respective equity interests in the VIEs as a guarantee for the payment by the VIEs of technical and consulting services fees under the exclusive technical consulting and services agreements.

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

Foreign currencies

The Company’s reporting currency is the Renminbi (“RMB”). The Company’s subsidiaries and VIEs, with an exception of the subsidiary Ctrip.com (Hong Kong) Limited and C-Travel International Limited (“C-Travel”), use RMB as their functional currency. The Company’s functional currency is the currency of the primary economic environment in which it operates, which is RMB for most of the Company’s subsidiaries and VIEs. The Company’s subsidiaries Ctrip.com (Hong Kong) Limited and C-Travel operate primarily using the Hong Kong dollar (“HK$”) and United States dollars (“US$”), respectively, and therefore, the HK$ and US$ have been determined to be the functional currency for the subsidiaries, respectively.

Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People’s Bank of China (the “PBOC”) or The Hong Kong and Shanghai Banking Corporation Limited (the “HSBC”) prevailing at the dates of the transactions for PRC and Hong Kong subsidiaries respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates quoted by the PBOC or HSBC at the balance sheet dates. All such exchange gains and losses are included in the statements of income. The exchange differences for the translation of group companies balances are included in foreign currency translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.8041, on December 31, 2006, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2006, or at any other rate.

Stock Split

On March 31, 2006, the Company announced a change in the ratio of its ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing one ordinary share, effective on April 11, 2006. For Ctrip’s ADS holders, this ratio change had the same effect as a two-for-one ADS split. All shares and per share amount in this consolidated financial statements and related notes have been retroactively adjusted to reflect the change in ratio for all periods presented.

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

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of a third party. The Group’s restricted cash is substantially cash balance on deposit required by one of its business partners, which is not allowed to be withdrawn until the cooperation agreement expires in June 2007.

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	20-30 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	5 years
Furniture and fixtures	3-5 years
Software	5 years

Construction in progress is stated at cost. In 2005, the Company started the construction of a new information and technology center in Shanghai, which when completed will house our principal executive offices, 24-hour customer service center, product development center and administrative and support facilities. All direct costs of constructing the center are capitalized as construction in progress until the new building is substantially completed and available for use.

Investment

We apply the Accounting Principles Board (“APB”) No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”) in accounting for our investments. Under APB No. 18, equity method is used for investments in entities in which the company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. Cost method is used for investments over which the company does not have the ability to exercise significant influence.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Goodwill and other intangible assets

Statement of Financial Accounting Standards (“SFAS”) No. 141,—“Business Combination” (“SFAS No. 141”) requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. Statement of Financial Accounting Standards No. 142,—“Goodwill and Other Intangible Assets” (“SFAS No. 142”) requires that ratable amortization of goodwill be replaced with tests of the goodwill’s impairment performed at least annually and that identifiable intangible assets other than goodwill be amortized over their estimated useful lives.

Separately identifiable intangible assets that have determinable lives continued to be amortized, and consisted primarily of a cross-border travel agency license as of December 31, 2006. As required under SFAS No. 142, the Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is eight years. The Company has prospectively ceased the amortization of goodwill upon the adoption of SFAS No. 142. Other intangible assets that have indefinite useful life include a golf membership certificate and a domain name as of December 31, 2006. The Company evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

The Company reviews goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews goodwill and intangibles with indefinite lives annually for impairment. No impairment on goodwill and other intangible assets was recognized for the years ended December 31, 2004, 2005 and 2006 in accordance with SFAS No. 142.

Impairment of long-lived assets

        Since January 1, 2002, the Group applies provisions of SFAS No. 144,—“Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with these standards, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group recognizes impairment of long-lived assets in the event that the carrying amount of such assets exceeds the fair value.

No impairment of long-lived assets was recognized for the years ended December 31, 2004, 2005 and 2006.

Financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, accounts receivable, due from related parties, accounts payable, due to related parties, advances from customers and other payables. As of December 31, 2005 and 2006, their carrying value approximated their fair value.

Accrued liability for customer reward program

The Group’s customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2005 and 2006, the Group made accrued liability of RMB19,776,193 and RMB29,566,712, respectively, based on the estimated liabilities under the customer reward program.

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

Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and the VIEs are subject to business tax and related surcharges on the services provided in the PRC. In the statements of income, business tax and related surcharges are deducted from revenues to arrive at net revenues.

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

Packaged-tour

The Group receives referral fees from travel product providers for packaged-tour products and services through the Group’s transaction and service platform. Referral fees are recognized as commissions on a net basis after the packaged-tour service are rendered and collections are reasonably assured.

Shanghai Ctrip Charming, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip and Shanghai Huacheng conduct domestic and cross-border travel tour services. Revenues, mainly referral fees, are recognized as commissions on a net basis after the services are rendered. In cases where these entities undertake the majority of the business risks and acts as principal related to the travel tour services provided, revenues are recognized at gross amounts received from customers after the services are rendered.

Other businesses

Other businesses comprise primarily of Internet-related advertising services, and the sale of travel guidebooks and VIP membership cards.

Shanghai Ctrip Commerce receives advertising revenues, which principally represent the sale of banners or sponsorship on the website from customers. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided.

Revenues from the sale of travel guidebooks and VIP membership cards are recognized when the products are sold, provided that no significant obligations remained with the Group.

Allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. We provide a general provision for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectibility of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility. As of the end of December 31, 2005 and 2006, the allowance for doubtful accounts was nil and RMB8,469 respectively.

Cost of revenues

Cost of revenues consists primarily of payroll compensation, telecommunication expenses, credit card service fee, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by the Group’s transaction and service platform which are directly attributable to the rendering of the Group’s travel related services and other businesses.

Product development

Product development expenses include expenses incurred by the Group to develop the Group’s travel supplier networks as well as to maintain, monitor and manage the Group’s transaction and service platform. The Group recognizes website and software development costs in accordance with Statement of Position (“SOP”) No. 98-1—“Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and websites content.

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, commission fees, and production costs of marketing materials. Advertising expenses, amounting to RMB10,648,334, RMB16,750,270 and RMB25,230,545 for the years ended December 31, 2004, 2005 and 2006, respectively, are charged to the statements of income when incurred.

Share-based compensation

Adoption of SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”)

Effective January 1, 2006 the Company has adopted SFAS No. 123R, which replaced SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and superseded APB No. 25, “Accounting for Stock Issued to Employees”(“APB No. 25”). The Company adopted SFAS No. 123R using the modified prospective approach and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. In accordance with SFAS No. 123R, all grants of stock options are recognized in the financial statements based on their grant date fair values. The valuation provisions of SFAS No. 123R apply to new awards, to awards granted to employees before the adoption of SFAS No. 123R whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB No. 107”) relating to SFAS No. 123R. The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123R.

SFAS No. 123R requires that the deferred share-based compensation on the consolidated balance sheet on the date of adoption be netted against additional paid-in capital. As of January 1, 2006, there was a balance of RMB465,255 of deferred share-based compensation that was netted against additional paid-in capital.

SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Previously under APB No. 25 to the extent awards were forfeited prior to vesting, the corresponding previously recognized expense was reversed in the period of forfeiture. Upon the adoption of SFAS No. 123R, the Company recorded an amount to account for the expected forfeitures of share-based awards granted prior to January 1, 2006 for which the Company previously recorded as an expense. This amount was not material and was recorded as a reduction to share-based compensation expense in the year ended December 31, 2006.

Under SFAS No. 123R, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, which the Company believes are representative of future behavior. Expected dividend yield is determined in view of the Company’s historical dividend payout rate. The Company estimates expected volatility at the date of grant based on a combination of historical and implied volatilities. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period, generally a three-year vesting period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

For the year ended December 31, 2006, the Company recorded share-based compensation of RMB54,682,027. There were no capitalized share-based compensation costs during the year ended December 31, 2006. As a result of adopting SFAS No. 123R, the Company’s income from operations and net income was lower by RMB54,216,772 for the year ended December 31, 2006, than if the Company had continued to account for share-based compensation under APB No. 25. The implementation of SFAS No. 123R reduced basic and diluted earnings per share by RMB1.68 and RMB1.63, respectively for the year ended December 31, 2006. During the year ended December 31, 2006, the adoption of SFAS No. 123R did not result in any impact on the cash flows from operating activities, investing activities and financing activities.

Prior to adoption of SFAS No. 123R, the Company accounted for share-based compensation under APB No. 25 and used the intrinsic value method supplemented by pro forma disclosures in accordance with APB No. 25 and SFAS No. 123.

Share option plans

On April 15, 2000, the Company adopted a share option plan that provides for the issuance of up to 144,000 ordinary shares in effect for a term of 10 years unless terminated earlier by shareholders and Board of Directors (“2000 Option Plan”). Under the 2000 Option Plan, the directors may, at their discretion, grant any employees, officers and directors of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. On June 6, 2000, the Company increased its number of ordinary shares from 2,000,000 shares to 20,000,000 shares by decreasing the par value from US$0.10 each to US$0.01 each. The total number of ordinary shares reserved for the 2000 Option Plan increased from 144,000 to 1,440,000 accordingly. On July 1, 2001, the total number of ordinary shares reserved for the 2000 Option Plan was further increased to 1,728,000 shares. All share options granted under the 2000 Option Plan have an exercise price of US$0.7716. As of December 31, 2006, 14,157 options were outstanding under the 2000 Option Plan.

On April 15, 2003, the Company adopted a 2003 share option plan that provides for the issuance of up to 1,187,510 ordinary shares (“2003 Option Plan”). Under this share option plan, the directors may, at their discretion, grant any employees, officers and directors of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. As of December 31, 2006, 225,563 options were outstanding under the 2003 Option Plan.

On November 5, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2006, 1,720,230 options were outstanding under the 2005 Option Plan.

A summary of option activity under the share option plans

The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2004	2,367,320	1.8007
Granted	257,600	13.1436
Exercised	(1,390,149)	1.1894
Forfeited	(106,694)	4.8748

Outstanding at December 31, 2004	1,128,077	4.8666

Granted	1,813,580	22.3577
Exercised	(472,569)	3.5551
Forfeited	(66,924)	17.3684

Outstanding at December 31, 2005	2,402,164	17.9795

Granted	220,300	41.0321
Exercised	(612,144)	9.9778
Forfeited	(50,370)	27.4659

Outstanding at December 31, 2006	1,959,950	22.8259	3.4088	77,504,396

Vested and expected to vest at December 31, 2006	1,846,382	22.7121	3.3991	73,223,692

Exercisable at December 31, 2006	540,344	17.9620	2.9951	23,995,604

The Company’s current practice is to issue new shares to satisfy share option exercises.

The expected to vest options are the result of applying the pre-vesting forfeiture rate assumptions to total unvested options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the closing stock price of the Company’s closing stock price of US$62.37 as of December 31, 2006 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2006.

The total intrinsic value of options exercised during the year ended December 31, 2004, 2005 and 2006 were US$28 million, US$10 million and US$24 million, respectively.

The following table summarized information related to outstanding and exercisable options as of December 31, 2006 (in US$, except shares):

	Outstanding			Exercisable
Range of Exercise Prices	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
$0-$4.99	72,983	1.8504	1.2257	72,983	1.8504	1.2257
$5.00-$7.49	40,617	6.4067	1.8279	40,617	6.4067	1.8279
$7.50-$9.99	13,899	7.6500	1.8694	13,899	7.6500	1.8694
$10.00-$16.99	112,221	13.5009	2.4895	38,013	14.0069	2.5324
$17.00-$22.99	822,880	19.5779	3.1105	172,015	19.4911	3.1018
$23.00-$34.99	732,550	26.4613	3.9487	202,817	26.2250	3.9389
$35.00-$44.99	164,800	43.8500	4.6111	—	—	—

	1,959,950			540,344

The weighted average fair value of options granted during the years ended December 31, 2004, 2005 and 2006 was US$8.0110, US$10.5409, and US$12.9369 per share, respectively.

As of December 31, 2006, there was US$11 million of total unrecognized compensation cost, net of estimated forfeitures,

related to unvested share options which is expected to be recognized over a weighted average period of 1.7 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. During the year ended December 31, 2006, total cash received from the exercise of share options amounted to RMB40,143,700 (US$5 million).

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the year ended 2004, 2005 and 2006:

	2004	2005	2006
Risk-free interest rate	2.65%	3.65% - 4.44%	4.66% - 4.93%
Expected life (years)	5	4	2.5
Expected dividend yield	0	0.66%	0.89%
Volatility	65% - 76%	55% - 64%	45% - 54%
Fair value of options at grant date per share	from US$7.5838	from US$8.7288	from US$10.8156
	to US$9.4613	to US$11.7557	to US$13.5044

Pro Forma Information under SFAS No. 123 for Prior Periods

Prior to year 2006, the Company followed the disclosure-only provision of SFAS No. 123. If the compensation cost for the Company’s share-based compensation plan had been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, using the Black-Scholes pricing model, the Company’s net income attributable to ordinary shareholders and earnings per share would have resulted in the pro forma amounts disclosed below:

	2004	2005
	RMB	RMB
Net income as reported	133,126,290	224,245,824
Add: Compensation expense under APB No. 25	1,958,022	1,776,852
Less: Compensation expense under SFAS No. 123	(5,720,437)	(33,429,286)

Pro forma net income	129,363,875	192,593,390

Basic earnings per share
— As reported	4.33	7.06

— Pro forma	4.21	6.06

Diluted earnings per share
— As reported	4.23	6.91

— Pro forma	4.11	5.94

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

Other income

Other income primarily consists of financial subsidies. During the year ended December 31, 2004, 2005 and 2006, the Group received financial subsidies amounting to RMB6,165,086, RMB17,917,051 and RMB10,700,687, respectively, from local PRC government authority. Such amounts were recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received.

Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network, the subsidiaries of the Company. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2004, 2005 and2006, appropriations to statutory reserves have been made of RMB13,725,553, RMB22,512,619 and RMB12,018,430, respectively.

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Because substantial part of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2004, 2005 and 2006 were RMB170 million, RMB285 million and RMB552 million, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the discretion of the Company without third party consent, for which the compensatory element of the arrangement is excluded from the accumulated profits.

On November 5, 2004, the Company announced that the shareholders have adopted a resolution to approve the Company’s proposed distribution of 30% of its net income for 2004 (as determined in accordance with the US General Accepted Accounting Principle and reported in the audited consolidated financial statements of the Company for the year ended December 31, 2004) to the shareholders as dividend provided that the Company’s net income for 2004 exceeds US$10 million. The Company’s Board of Directors had also approved such proposed dividend distribution. The Company accrued RMB39,937,887 dividend payable for the year ended December 31, 2004. On July 8, 2005, we distributed the dividend to our shareholders of record as of June 30, 2005, at a dividend rate of RMB1.26 (US$0.1525) per share.

On October 21, 2005, the Company announced that the shareholders have adopted a resolution to approve the Company’s proposed distribution of 30% of its net income for 2005 (as determined in accordance with the US GAAP and reported in the audited consolidated financial statements for the year ended December 31, 2005) as dividends to shareholders of record as of June 30, 2006. The Board of Directors had also approved such proposed dividend distribution. The Company accrued RMB67,273,747 dividend payable for the year ended December 31, 2005. On July 14, 2006, we distributed the dividend to our shareholders of record as of June 30, 2006, at a dividend rate of RMB2.04 (US$0.255) per share.

On October 17, 2006, the Company announced that the shareholders have adopted a resolution to approve the Company’s proposed distribution of 30% of its net income for 2006 (as determined in accordance with the US GAAP and reported in the audited consolidated financial statements of the Company for the year ended December 31, 2006) to the shareholders of the Company as dividends, subject to determination of the record date by the Company’s Board of Directors. The Board of Directors had also approved such proposed dividend distribution. The Company accrued dividend payable of RMB72,169,155 (US$9,247,595) for the year ended December 31, 2006.

Earnings per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”), basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

Segment reporting

The Company operates and manages its business as a single segment. In accordance with SFAS No. 131, “Disclosures about Segment of an Enterprise and Related Information” (“SFAS No. 131”), the Company’s chief operating decision-maker has been identified as the CEO, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating segments qualify for aggregation under SFAS No. 131 due to similarities in the following: customer base; economic characteristics; nature of products and services; nature of production processes, distribution method and regulatory environment. Since the Company operates in one reportable segment and in one group of similar products and services, all financial segment and product information required by SFAS No. 131 can be found in the Consolidated Statements.

The Company primarily generates its revenues from customers in China. Accordingly, no geographical segments are presented.

Recent accounting pronouncements

In June 2006, the FASB ratified the provisions of the Emerging Issue Task Force Issue No. 06-3 “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”), which requires the Company to disclose how it accounts for taxes imposed on and concurrent with a specific revenue-producing transaction. EITF 06-3 will be effective for the Company starting January 1, 2007. The Company does not believe that the application of EITF 06-03 will have a material effect on its financial position, cash flow and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. We are evaluating the potential impact of the adoption of FIN 48 on our financial position, cash flows, and results of operations.

In September 2006, the SEC released Staff Accounting Bulletin No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provision of SAB No. 108 is effective for the Company for the year ended December 31, 2006. The application of SAB No. 108 did not have a material effect on our financial position, cash flows or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 and do not expect it will have a material effect on our financial position, cash flows or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 159 on its financial position, cash flows, and results of operations.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, due from related parties and prepayments and other current assets. As of December 31, 2005 and 2006, substantially all of the Company’s cash and cash equivalents and restricted cash were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2004, 2005 and 2006. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2005 and 2006.

Reclassifications

Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation.

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2005 and 2006 were as follows:

	2005	2006
	RMB	RMB
Prepayments and deposits to vendors	29,374,325	35,928,972
Receivables from financial institution	8,363,523	15,345,427
Prepayments for acquisition of property, equipment and software	2,027,506	4,065,660
Interest receivable	999,538	2,293,605
Employee advances	448,497	549,294
Others	2,261,909	3,748,196

Total	43,475,298	61,931,154

4. LONG-TERM DEPOSITS

The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies to obtain blank air tickets for sales to customers. The subsidiaries and VIEs are also required to pay deposit to local Travel Bureau as pledge for insurance of traveler’s safety.

Components of long-term deposit as of December 31, 2005 and 2006 were as follows:

	2005	2006
	RMB	RMB
Deposits paid to airline suppliers	48,167,800	69,987,550
Deposit paid to travel bureau	2,400,000	4,200,000
Others	3,717,001	5,987,434

Total	54,284,801	80,174,984

5. LAND USE RIGHTS

Land use rights are related to the payment to acquire land use rights of total cost RMB68,269,734 for approximately 17,000 square meters of land in Shanghai, on which the Group have been building the aforementioned new information and technology center. According to land use right policy in the PRC, the Company has a 50-year use right over the land, which is used as the basis for amortization. As of December 31, 2006, accumulated amortization and current year amortization was RMB1,820,526, and the net book value was RMB66,449,208.

6. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2005 and 2006 were as follows:

	2005	2006
	RMB	RMB
Building	7,947,600	7,702,800
Leasehold improvements	3,780,782	5,900,705
Website-related equipment	11,421,158	18,901,414
Computer equipment	27,908,100	42,473,879
Furniture and fixtures	13,082,293	23,751,502
Software	5,152,363	5,163,163
Construction in progress	5,097,318	82,082,977
Less: accumulated depreciation and amortization	(20,837,371)	(32,285,956)

Total net book value	53,552,243	153,690,484

Construction in progress is related to cost of the aforementioned new information and technology center, which when completed will house our principal executive offices, 24-hour customer service center, product development center and administrative and support facilities.

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 was approximately RMB6,957,685, RMB8,413,707 and RMB12,254,080, respectively.

7. INVESTMENT

On March 12, 2006, our wholly-owned subsidiary C-Travel, a Cayman Island company, made a minority investment in ezTravel Co., Ltd. (“ezTravel”), an online travel service provider in Taiwan that offers both individual and group tours in addition to hotel and airline tickets reservation services. The Company accounted for the investment in ezTravel using the cost method of accounting as the Company did not exercise significant influence over ezTravel. Total amount paid for this acquisition as of December 31, 2006 was approximately US$10 million in cash, equivalent to approximately RMB80 million. Pursuant to the purchase agreement, C-Travel may be subject to contingent payment in 2007 to the selling shareholders based on 2006 earnings of ezTravel.

8. GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2005 and 2006 were as follows:

	2005	2006
	RMB	RMB
Balance at beginning of year	9,515,849	9,515,849
Acquisitions	—	5,080,000

Balance at ending of year	9,515,849	14,595,849

During the year of 2006, our subsidiary Ctrip Computer Technology entered an agreement with two minority shareholders of Shanghai Ctrip Charming, which resulted in the Company’s effective control of an additional 8.4% equity interests in Shanghai Ctrip Charming. As a result of this transaction, two senior executives of the Company collectively control 98.2% of the equity interest in Shanghai Ctrip Charming. Additionally, consistent with arrangements with other VIEs, Ctrip Computer Technology has exclusive option rights to purchase the 8.4% equity interest of Ctrip Charming upon the Chinese government lifting its substantial restrictions on foreign ownership of travel agency businesses.

Total purchase price for this transaction amounted to RMB5.5 million, of which RMB750,000 was paid in July 2006. The remaining amount were recorded as liabilities, RMB 2,312,500 in Other Payables and Accruals and RMB 2,437,500 in Long-term Payables in the accompanying balance sheet, and is payable in varying amounts through 2010. Goodwill in the amount of RMB5,080,000 was recorded in connection with this transaction.

Goodwill is not amortized but is reviewed annually for impairment according to SFAS No. 142. The Company performed goodwill impairment tests in year 2005 and 2006, and the results of these tests indicated that the Company’s goodwill assets were not impaired.

9. INTANGIBLE ASSETS

Intangible assets as of December 31, 2005 and 2006 were as follows:

	2005	2006
	RMB	RMB
Intangible assets —
Cross-border travel agency license	1,117,277	1,117,277
Golf membership certificate	—	2,000,000
Domain name	—	395,071

	1,117,277	3,512,348

Less: accumulated amortization —
Cross-border travel agency license	(314,227)	(453,883)
Golf membership certificate	—	—
Domain name	—	—

	(314,227)	(453,883)

Net book value	803,050	3,058,465

Amortization expense for the years ended December 31, 2004, 2005 and 2006 was approximately RMB492,900, RMB419,303 and RMB139,656, respectively.

The annual estimated amortization expense for the cross-border travel agency license for the following years is as follows:

Amortization
RMB
2007	139,656
2008	139,656
2009	139,656
2010	139,656
2011 and thereafter	104,770

663,394

10.	TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2004, 2005 and 2006. Accordingly, no Hong Kong profit tax has been provided for.

China

The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Normally, in accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” the applicable EIT rates are 30% plus a local income tax of 3%, except for Ctrip Computer Technology, Ctrip Travel Information, Shanghai Huacheng and Shenzhen Ctrip.

Ctrip Computer Technology is currently entitled to a 15% EIT rate as it has been classified as a “High New Technology Development Enterprise” by relevant PRC government authorities. Ctrip Computer Technology’s qualification for the above preferential EIT rate is subject to annual re-assessment by the relevant government authorities.

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

Shanghai Huacheng is entitled to a 30% tax reduction for each of the years from 2004 to 2006 since it is classified as an entity that provides job opportunities for unemployed individuals. According to the preferential tax policy, Shanghai Huacheng will stop enjoying the 30% tax reduction from year 2007 and thereafter.

Shenzhen Ctrip is entitled to a preferential tax rate of 15% as granted by the local tax bureau as it is registered in the city of Shenzhen in China.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006
	RMB	RMB	RMB
Current income tax expense	(12,985,224)	(31,703,168)	(42,058,000)
Deferred tax benefits	468,103	1,125,768	780,980

Income tax expense	(12,517,121)	(30,577,400)	(41,277,020)

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31, 2004, 2005 and 2006 was as follows:

	2004	2005	2006
Statutory EIT rate	33%	33%	33%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(25)%	(21)%	(25)%
Non-deductible expenses incurred	1%	0%	7%

Effective EIT rate	9%	12%	15%

Significant components of deferred tax assets

	2005	2006
	RMB	RMB
Accrued liability for customer reward program and e-coupons	2,456,633	3,321,519
Deferred tax liabilities	(321,462)	(405,368)

Total deferred tax assets	2,135,171	2,916,151

We did not record any valuation allowances to reduce our deferred tax assets, as we believed that our deferred tax asset amounts were more likely than not to be realized based on our estimate of future taxable income.

11.	EMPLOYEE BENEFITS

The full-time employees of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and the VIEs, which were established in the PRC, are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total provision accrued for such employee benefits amounted to RMB11,818,432, RMB19,204,326 and RMB41,332,075 for the years ended December 31, 2004, 2005 and 2006, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

12.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2004, 2005 and 2006 significant related party transactions were as follows:

	2004	2005	2006
	RMB	RMB	RMB
Commissions from Home Inns & Hotel management Inc. and its affiliates (collectively, “Home Inns”)	489,432	512,724	6,272,966
Commissions from Hanting Hotels Inc. and its affiliates (collectively, “Hanting”)	34,636	287,734	1,427,512
Advertising expenses to Focus Media Holding Ltd.	361,369	2,131,501	1,543,900
Marketing expenses to Alibaba-Yahoo! China	276,766	718,874	800,000
Rental expense to a family member of a director	500,000	550,000	550,000

Two of our hotel suppliers, Home Inns and Hanting, have some of directors in common with our company. Home Inns and Hanting have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions from Home Inns and Hanting for the year ended December 31, 2004, 2005 and 2006 are then presented as above.

Two of our advertising suppliers, Focus Media Holding Ltd. and Alibaba -Yahoo! China have entered into agreements with us to provide certain advertising services for us. Focus Media Holding Ltd. has a director in common with our company. Alibaba -Yahoo! China is affiliated with a family member of one of our officers. Total advertising expenses to Focus Media Holding Ltd. and Alibaba -Yahoo! China for the year ended December 31, 2004, 2005 and 2006 are then presented as above.

We lease approximately 1,223 square meters of our office premises in Shanghai from a company controlled by a family member of one of our directors. Rental expense for the year ended December 31, 2004, 2005 and 2006 are presented as above.

As of December 31, 2005 and 2006, significant balances with related parties were as follows:

	2005	2006
	RMB	RMB
Due from related parties:
Due from Home Inns	602,043	666,026
Due from Hanting	48,206	272,974

	650,249	939,000

Due to related parties:
Advance from a director for stock option	1,238,683	—
Due to Home Inns	—	18,000
Due to related parties of a VIE	1,090,472	389,128

	2,329,155	407,128

The amounts due from and due to related parties as of December 31, 2005 and 2006 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf on each other. They are not collateralized, interest-free and have no fixed repayment terms.

13.	OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2005 and 2006 were as follows:

	2005	2006
	RMB	RMB
Due to employees for stock option proceeds received on their behalf	—	20,795,861
Accrued for outstanding construction payment	—	17,470,657
Accrued operating expenses	12,727,320	14,571,411
Liability incurred for minority interest in a VIE	—	2,312,500
Deposits received from suppliers	3,576,335	1,862,824
Accrued for outstanding land use right fees	25,000,000	—
Deferred revenue	160,000	—
Others	1,551,255	4,610,459

Total	43,014,910	61,623,712

14.	EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share were calculated in accordance with SFAS No. 128 as follows:

	2004	2005	2006
	RMB	RMB	RMB
Numerator:
Net income	133,126,290	224,245,824	240,563,847

Denominator:
Denominator for basic earnings per share
- weighted average shares outstanding	30,712,466	31,762,419	32,342,998

Dilutive effect of share options	792,236	678,712	925,222

Denominator for diluted earnings per share	31,504,702	32,441,131	33,268,220

Basic earnings per share	4.33	7.06	7.44

Diluted earnings per share	4.23	6.91	7.23

15.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases for the year from 2007 to 2009. Future minimum lease payments for non-cancelable operating leases are as follows:

Office premises
RMB
2007	11,425,682
2008	4,973,504
2009	795,025

17,194,211

Rental expense amounted to RMB6,269,028, RMB9,498,348 and RMB16,813,230 for the years ended December 31, 2004, 2005 and 2006, respectively. Rental expense is charged to the statements of income when incurred.

Capital commitments

As of December 31, 2006, the Company had outstanding purchase commitments totaling RMB89 million, most of which is related to the construction of the aforementioned new information and technology center and purchase of office equipments. The contracted purchase commitment for the new information and technology center and for the office equipments will be paid from 2007 to 2008.

Guarantee

In connection with our air-ticketing business, the Company, on behalf of its VIEs, are required by the Civil Aviation Administration of China to provide guarantees for tickets obtained from various airlines. As of December 31, 2006, the amount under these guarantee arrangements was approximately RMB302 million. Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

Contingencies

The Company is incorporated in Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing, travel agency, advertising and internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new Chinese laws and regulations.