Form 20-F
period 2007-12-31
CTRIP COM INTERNATIONAL LTD
filed 2008-04-29
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

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

99 Fu Quan Road

Shanghai 200335

People’s Republic of China

(Address of principal executive offices)

Min Fan

86-21-3406-4880

99 Fu Quan Road

Shanghai 200335

People’s Republic of China

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 0.5 ordinary shares, par value US$0.01 per ordinary share	THE NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,193,693 ordinary shares, par value US$0.01 per ordinary share.

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

☒  Large accelerated filer    ☐  Accelerated filer    ☐  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒  U.S. GAAP    ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐  Other

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

INTRODUCTION

In this annual report, unless otherwise indicated,

(1) the terms “we,” “us,” “our company,” “our” and “Ctrip” refer to Ctrip.com International, Ltd., its predecessor entities and subsidiaries, and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated Chinese entities;

(2) “shares” and “ordinary shares” refer to our ordinary shares, and “preferred shares” refers to our convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on December 12, 2003;

(3) “ADSs” refers to our American depositary shares, each of which represents 0.5 ordinary shares;

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

This annual report on Form 20-F includes our audited consolidated income statements and consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007, and consolidated balance sheets as of December 31, 2006 and 2007.

On April 11, 2006, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing one (1) ordinary share. On July 31, 2007, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing one-half (0.5) of an ordinary share. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain profitability; and

•	the expected growth of and change in the travel and online commerce industries in China.

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under Item 3.D of this annual report, “—Risk Factors,” included elsewhere in this annual report on Form 20-F, including the following risks:

•	a slow-down of economic growth or an economic downturn in China or globally may adversely affect our growth and profitability;

•	inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations;

•	declines or disruptions in the travel industry generally could reduce our revenue;

•	the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;

•

if we are unable to maintain existing travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and customers, and our business may be harmed;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry in China;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business may be severely disrupted if we lose the services of our key executives; and

•

if the ownership structure of our affiliated Chinese entities and the contractual arrangements among us, our consolidated affiliated Chinese entities and their shareholders are found to be in violation of any PRC laws or regulations, we and/or our affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations.

These risks are not exhaustive. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. You should read these statements in conjunction with the risk factors disclosed in Item 3.D. of this annual report, “—Risk Factors,” and other risks outlined in our other filings with the Securities and Exchange Commission. Moreover, we operate in an emerging and evolving environment. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects,” below. The selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2007 financial statement presentation. Additionally, all ADS data have been retroactively adjusted to reflect the current ADS to ordinary share ratio for all periods presented.

	For the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands, except for per ordinary share data)
Consolidated Statement of Operation Data
Net revenues	173,147	335,042	524,183	779,952	1,199,111	164,383
Cost of revenues	(26,223)	(51,637)	(88,627)	(153,132)	(236,226)	(32,383)
Gross profit	146,924	283,405	435,556	626,820	962,885	132,000
Operating expenses
Product development(1)	(21,095)	(38,510)	(57,913)	(105,938)	(177,302)	(24,306)
Sales and marketing(1)	(47,707)	(73,051)	(112,532)	(172,492)	(243,314)	(33,356)
General and administrative(1)	(20,615)	(38,114)	(42,651)	(93,174)	(137,944)	(18,910)
Total operating expenses	(89,417)	(149,675)	(213,096)	(371,604)	(558,560)	(76,572)
Income from operations	57,507	133,730	222,460	255,216	404,325	55,428
Net interest income and other income	6,062	11,952	32,632	26,846	52,001	7,129
Income before income tax expense, minority interests and share of income of joint venture companies	63,569	145,682	255,092	282,062	456,326	62,557
Income tax expense	(10,249)	(12,517)	(30,577)	(41,277)	(58,006)	(7,952)
Minority interests	(79)	(39)	(269)	(221)	4	—
Share of income of joint venture companies	573	—	—	—	—	—
Net income	53,814	133,126	224,246	240,564	398,324	54,605

	For the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands, except for per ordinary share data)
Earnings Per Ordinary Share Data:
Accretion for Series B preferred shares	(12,366)	—	—	—	—	—
Deemed dividends to holders of Series A and Series B preferred shares for spin-off of joint venture companies(3)	(2,829)	—	—	—	—	—
Deemed dividends upon repurchase of preferred shares	(35,336)	—	—	—	—	—
Amount allocated to participating preference shareholders	(1,910)	—	—	—	—	—
Net income attributable to ordinary shareholders	1,373	133,126	224,246	240,564	398,324	54,605
Earnings per ordinary share(4), basic	0.13	4.33	7.06	7.44	12.10	1.66
Earnings per ordinary share(4), diluted	0.11	4.23	6.91	7.23	11.67	1.60
Cash dividends per ordinary share paid(5)	—	—	1.26	2.04	2.11	0.277

	As of December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	471,969	615,875	735,062	844,393	1,064,418	145,919
Short-term investment	—	—	—	—	141,174	19,353
Accounts receivable, net	28,940	35,418	63,392	136,688	260,684	35,737
Other current assets	8,283	19,573	52,861	72,387	81,365	11,154
Non-current assets	48,013	69,852	184,586	398,385	577,303	79,141
Total assets	557,205	740,718	1,035,901	1,451,853	2,124,944	291,304
Current liabilities	63,917	138,744	270,314	421,045	672,041	92,128
Other long-term payables	—	—	—	2,438	1,625	223
Minority interests	564	603	871	673	1,159	159
Total shareholders’ equity	492,724	601,371	764,716	1,027,697	1,450,119	198,794

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Product development	411	550	403	13,694	22,708	3,113
Sales and marketing	136	188	258	8,558	13,649	1,871
General and administrative	1,036	1,220	1,116	32,430	50,557	6,931

(2)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB7.2946 to US$1.00. See “Exchange Rate Information.”
(3)	On August 27, 2003, we resolved to distribute all of our equity interest in Home Inns & Hotels Management (Hong Kong) Limited to the then existing holders of our ordinary shares and Series A and Series B preferred shares on a pro rata as-converted basis based on the carrying value of the equity interest in the amounts of RMB2 million, RMB1 million and RMB2 million, respectively.
(4)	Each ADS represents 0.5 ordinary shares.

(5)	On July 8, 2005, we distributed dividends in the aggregate amount of RMB40 million to our shareholders of record as of June 30, 2005, at a dividend rate of RMB1.26, or US$0.1525, per ordinary share. On July 14, 2006, we distributed dividends in the aggregate amount of RMB67 million to our shareholders of record as of June 30, 2006, at a dividend rate of RMB2.04, or US$0.255, per ordinary share. On July 6, 2007, we distributed dividends in the aggregate amount of RMB72 million to our shareholders of record as of June 29, 2007, at a dividend rate of RMB2.11, or US$0.277, per ordinary share.

Exchange Rate Information

We have published our financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2007 at US$1.00 : RMB7.2946, which was the noon buying rate in effect as of December 31, 2007. The prevailing rate at April 28, 2008 was US$1.00 : RMB7.0020. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
October	7.4682	7.5016	7.5158	7.4682
November	7.3850	7.4212	7.4582	7.3800
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April (through April 28)	7.0020	7.0011	7.0185	6.9840

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Company

A slow-down of economic growth or an economic downturn in China or globally may adversely affect our growth and profitability.

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

Our business is also materially affected by global economic conditions. National economies are becoming increasingly interdependent. For example, the economic growth of China or other nations may be adversely impacted by various factors and events taking place in other countries, such as the sub-prime mortgage crisis in the United States which began having worldwide effects during 2007. Our business would be adversely affected by a reduction in business and consumer spending on travel during an economic growth slow-down or economic downturn.

Inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations

Since the end of 2007, the inflation rate in China has been increasing. We cannot assure you that Chinese inflation will not increase significantly in the future. The scope and the extent of inflation could adversely affect the Chinese economy and both business and personal travel behavior. If inflation leads to a reduction in business and leisure travel, our business, financial condition and operation results would be adversely impacted. Furthermore, we cannot assure you that, under competitive pressure, we will be able to realize price increases, which could adversely impact our business, financial condition and results of operations.

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

We could be severely and adversely affected by declines or disruptions in the travel industry and in many cases, have little or no control over the occurrence of such events. Such events could result in a decrease in demand for our travel services. This decrease in demand, depending on the scope and duration, could significantly and adversely affect our business and financial performance over the short- and long-term.

The trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2007, the trading prices of our ADSs on the Nasdaq ranged from US$27.53 to US$63.24 per ADS and the closing sale price on April 28, 2008 was US$61.23 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors including the following:

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

In particular, since late 2007, the trading prices of shares and ADSs listed on major U.S. stock exchanges have experienced wide fluctuations, due in part to the sub-prime mortgage crisis in the United States. The trading price of our ADSs has also been subject to large fluctuation during the period.

In addition, the market prices for Internet-related companies and companies with operation in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted share-based awards.

If we are unable to maintain existing travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer.

If we are unable to maintain satisfactory relationships with our existing hotel suppliers, or if our hotel suppliers establish similar or more favorable relationships with our competitors, or if our hotel suppliers increase their competition with us through their direct sales, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers, or because of reduced demand for our services. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on terms similar to those we currently have. Furthermore, in order to maintain and grow our business, we will need to establish new arrangements with hotels in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and adversely affect our operating results and financial condition, which consequently will impact the price of our ADSs.

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

If we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and customers, and our business may be harmed.

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

We compete primarily with other consolidators of hotel accommodations and flight reservation services based in China, such as eLong, Inc. and Mangocity.com. We also compete with traditional travel agencies.

In the future, we may also face competition from new players in the hotel consolidation market in China and abroad that may enter China in the future. We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. In addition, as more international travelers visit China, international travelers may become an increasingly important customer base. Competitors that have strategic alliances with consolidators abroad may have more effective channels to direct on-line booking to their websites for travel needs in China. In addition, like all other consolidators, we do not have exclusive arrangements with our travel suppliers. The combination of these two factors means potential entrants to our industry face relatively low entry barriers.

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

Our customer service center and substantially all of our computer and communications systems are located at a single facility in Shanghai and are therefore vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, sabotage, vandalism, natural disasters and similar events. We do not carry business interruption insurance to compensate us for losses that may occur.

We use an internally developed booking software system that supports nearly all aspects of our booking transactions. Our business may be harmed if we are unable to upgrade our systems and infrastructure quickly enough to accommodate future traffic levels, or to avoid obsolescence, or successfully integrate any newly developed or purchased technology with our existing system. Capacity constraints could cause unanticipated system disruptions, slower response times, poor customer service, impaired quality and speed of reservations and confirmations, and delays in reporting accurate financial and operating information. These factors could cause us to lose customers and suppliers, which will have a material and adverse effect on our results of operations and financial condition.

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

PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

We are a Cayman Islands company and a foreign person under PRC law. Due to foreign ownership restrictions in the air- ticketing, travel agency, advertising and value-added telecommunications industries, we conduct part of our business through contractual arrangements with our affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations. Under the equity pledge agreement, the shareholders pledged their respective equity interests in the Chinese affiliated entities to our subsidiaries. Such pledge was duly created by recording the pledge on the relevant Chinese affiliated entities’ register of shareholders in accordance with the PRC Collateral Law, and is currently effective. However, according to the PRC Property Rights Law which came into effect on October 1, 2007, the effectiveness of such pledge will be denied if the pledge is not registered with the relevant administration for industry and commerce. Our subsidiaries applied for such registration, but the application is pending as no registration procedures are available. Our subsidiaries will continue to make efforts to register such pledge when the administration for industry and commerce implements registration procedures in accordance with PRC Property Rights Law in the future. Since our subsidiaries were unable to register the pledge prior to October 1, 2007, we cannot assure you about the effectiveness of the pledge.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our wholly-owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly-owned subsidiaries, our affiliated Chinese entities and their shareholders, and our business operations, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

If we and our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income, or the income of our affiliated Chinese entities, revoking our business licenses, or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations, and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air- ticketing, travel agency or advertising businesses.

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

As the PRC government restricts foreign ownership of value-added telecommunications, air-ticketing, travel agency and advertising businesses in China, we depend on our affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non- hotel reservation business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing, packaged-tour or advertising business in an acceptable manner. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could be uncertain. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business.

Our directors, Qi Ji and Min Fan, and our officers, Jianmin Zhu and Gangyi Yan, and a family member of a senior officer, Fengying Zhang were also the principal shareholders of our consolidated affiliated Chinese entities as of December 31, 2007. Thus, conflicts of interest between their duties to our company and our affiliated Chinese entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act entirely in our interests or that conflicts of interest will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could be uncertain. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and our affiliated Chinese entities, we are effectively subject to the 5% PRC business tax on both revenues generated by our affiliated Chinese entities’ operations in China and revenues derived from our contractual arrangements with our affiliated Chinese entities. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our affiliated Chinese entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could request that our affiliated Chinese entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated Chinese entities’ tax expenses without reducing our tax expenses, which could subject our affiliated Chinese entities to late payment fees and other penalties for underpayment of taxes, and/or result in the loss of the tax benefits available to our subsidiaries in China. On March 16, 2007, the National People’s Congress in China adopted the Unified Enterprise Income Tax Law, or the new tax law, which became effective on January 1, 2008. This new tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arms’ length principles. As a result, our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.

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

Dividend payments derived from income earned prior to January 1, 2008 to foreign investors made by foreign-invested enterprises, or FIEs, were exempt from PRC withholding tax under PRC tax law. Pursuant to the New Enterprise Income Tax Law, or new EIT Law, and Circular Caishui (2008) No. 1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a FIE to its immediate holding company outside China would be subject to a 10% withholding taxes unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Our subsidiaries in China are considered FIEs and are directly held by our subsidiary in Hong Kong. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the Mainland and Hong Kong Special Administrative Region in August 2006, dividends payable by an FIE in China to the company in Hong Kong who directly holds at least 25% of the equity interests in the FIE will be subject to a no more than 5% withholding tax. On April 4, 2007, the State Administration of Taxation issued a Circular on Interpretation and Implementation of Relevant Terms of Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income. Since the preferential withholding tax is subject to the approval from competent taxation authorities in PRC, it remains uncertain whether our subsidiary in Hong Kong actually would be able to enjoy preferential withholding taxes for dividends distributed by our subsidiaries in China.

Under the new EIT Law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. If the PRC tax authorities determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

Moreover, under the new EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by a Chinese entity and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. It remains unclear whether the dividends payable by a Chinese entity or the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

The PRC government regulates the air-ticketing, travel agency, advertising and Internet industries. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected.

The PRC government regulates the air-ticketing, travel agency, advertising and Internet industries. We are required to obtain applicable permits or approvals from different regulatory authorities to conduct our business, including separate licenses for value-added telecommunications, air-ticketing, advertising and travel agency activities. If we fail to obtain or maintain any of the required permits or approvals, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

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

We may suffer losses if we are unable to predict the amount of inventory we will need to purchase during the peak holiday seasons.

During the peak holiday seasons in China, we establish limited merchant business relationships with selected travel service suppliers, particularly for our packaged-tour products, in order to secure adequate supplies for our customers. In the merchant business relationship, we buy hotel rooms and/or air tickets before selling them to our customers and thereby incur inventory risk. If we are unable to correctly predict demand for hotel rooms and air tickets that we are committed to purchase, we would be responsible for covering the cost of the hotel rooms and air tickets we are unable to sell, and our financial condition and results of operations would be adversely affected.

If tax benefits available to our subsidiaries in China are reduced or repealed, our results of operations could suffer.

Pursuant to applicable tax laws in China, companies established in China are generally subject to an enterprise income tax, or EIT, at a statutory rate of 33% for the years prior to and including 2007. Our subsidiary, Ctrip Computer Technology, was entitled to a 15% EIT rate for 2007 because it has been classified as a “new and high-technology enterprise.” Our subsidiary, Ctrip Travel Information, was entitled to a 7.5% EIT rate due to its registration in the Pudong Economic Development Zone, which rate is further reduced by 50% for each of the years from 2005 to 2007 because it has been classified as a “software enterprise.” In addition, our subsidiary, Ctrip Travel Network, was entitled to a 16.5% EIT rate in 2007 as it has been classified as a “software enterprise.” The new EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a five-year transition period for certain enterprises, whether foreign-invested or domestic, during which they are allowed to continue to enjoy their existing preferential tax treatments provided by the then applicable tax laws and administrative regulations. Preferential tax treatments will continue to be granted to enterprises which conduct businesses in certain encouraged sectors and to enterprises otherwise classified as “new and high technology enterprise strongly supported by the state.” The new EIT Law also provides, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered as “resident enterprises” and will normally be subject to the EIT at the rate of 25% on its global income. The new EIT Law does not define the term “de facto management bodies.” The effective tax rate that applies to us in 2008 depends on many factors, including, but not limited to, whether certain consolidated affiliated entities and subsidiaries can qualify as high and new technology enterprises under the new EIT Law.

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

The recurrence of SARS and other similar outbreaks such as avian flu as well as natural disasters may materially and adversely affect our business and operating results.

In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. In early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Our business and operating results were adversely affected in both cases.

A recurrence of an outbreak of SARS or other contagious diseases or extreme unexpected bad weather would affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Government advice regarding or restrictions on travel to and from these and other regions on account of outbreak of any contagious disease or occurrence of natural disasters could have a material and adverse effect on our business and operating results.

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

Beginning in 2006, we commenced to account for share-based compensation in accordance with FASB Statement No. 123R, Share-Based Payment, or FAS No. 123R, which requires a public company to recognize, as an expense, the fair value of share options and other share- based compensation to employees based on the requisite service period of the share-based awards. Prior to 2006, we recorded share- based compensation to the extent that the fair value of the shares on the date of grant exceeded the exercise price of the option. In 2007, share-based compensation expense reduced our diluted earnings per ADS by approximately US$0.17. The adoption of SFAS No.123R may continue to have a significant impact on our net income. In addition, future changes to various assumptions used to determine the fair-value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2007. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2007. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. In addition, since late 2007, measures to restrain inflation have also been implemented. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

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

From July 21, 2005 to April 28, 2008, the Renminbi cumulatively appreciated approximately 15.4% over the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Our revenues and costs are mostly denominated in RMB, while a portion of our financial assets and our dividend payments are denominated in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. Any significant revaluation of RMB or U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency.

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

SAFE issued a public notice, or Notice 75, in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity interests in any onshore enterprise located in the PRC, referred to in the notice as a “special purpose company.” PRC residents that are shareholders of special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. On May 29, 2007, SAFE further promulgated the guideline for Notice 75, or Guideline 106, which clarifies certain implementation questions of Notice 75. According to Notice 75 and Guideline 106, any PRC resident who is a direct or indirect shareholder of a special purpose company is also required to file or update the registration with the local branch of SAFE, with respect to that special purpose company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that special purpose company are required to urge the PRC resident shareholders to update their SAFE registration with the local branch of SAFE when such updates are required under applicable SAFE regulations.

We have notified beneficial owners of our company who we know are PRC residents to register with the local SAFE branch as required under the SAFE notice. The failure or inability of beneficial owners of our company resident in the PRC to comply with the registration procedures set forth therein may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to our company or otherwise adversely affect our business.

Online payment systems in China are at an early stage of development and may restrict our ability to expand our online commerce service business.

Online payment systems in China are at an early stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely acceptable to consumers in China as in the United States and other developed countries. The lack of wide acceptance of online payment systems and concerns regarding the adequacy of system security may limit the number of online commerce transactions that we can service. If online payment services and their security capabilities are not significantly enhanced, our ability to grow our online commerce business may be limited.

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

The Internet may not become a viable commercial marketplace in China for various reasons in the foreseeable future. More salient impediments to Internet development in China include:

•	consumer dependence on traditional means of commerce;

•	inexperience with the Internet as a sales and distribution channel;

•	inadequate development of the necessary infrastructure to facilitate online commerce;

•	concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business and settling payment over the Internet;

•	inexperience with credit card usage or with other means of electronic payment; and

•	limited use of personal computers.

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

To comply with the PRC government regulations regarding licensing requirements, we have entered into a series of agreements with our affiliated Chinese entities to exert our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that our arrangements with our affiliated Chinese entities are valid under current PRC law and regulations, we cannot assure you that we will not be required to restructure our organization structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs.

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

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operations under the administrative control and regulatory supervision of China’s Ministry of Information Industry. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These international gateways are the only channels through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure, China Telecom and China Netcom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, we may not be able to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

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

Under our deposit agreement, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we have instructed the depositary that we do not wish a discretionary proxy to be given or any of the other situations specified under the deposit agreement takes place. The effect of this discretionary proxy is that you cannot prevent ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

Provisions of our stockholder rights plan could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders, and could make it more difficult for shareholders to change management.

In November 2007, we adopted a shareholder rights plan. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in our outstanding capital stock. The existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our ADSs.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced our business in June 1999. In March 2000, we established a new holding company, Ctrip.com International, Ltd., in the Cayman Islands as an exempted company with limited liability under the Cayman Islands Companies Law, and soon thereafter, all of the shareholders of Ctrip.com (Hong Kong) Limited transferred their shares to the holding company in exchange for shares of the holding company and Ctrip.com (Hong Kong) Limited became our wholly-owned subsidiary.

Since our inception, we have conducted substantially all of our operations in China. As of December 31, 2007, we operated as a foreign investment enterprise in China through the following wholly-owned subsidiaries:

•	Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;

•	Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information;

•	Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network; and

•	Ctrip Information Technology (Nantong) Co., Ltd., or Ctrip Information Technology.

We also conduct part of our business in China through the following consolidated affiliated Chinese entities:

•	Beijing Ctrip International Travel Agency Co., Ltd., or Beijing Ctrip, which holds domestic and cross-border travel agency license and air transport sales agency licenses;

•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds value-added telecommunications business license;

•	Guangzhou Ctrip International Travel Agency Co., Ltd., or Guangzhou Ctrip, which holds domestic and inbound travel agency and air transport sales agency licenses;

•	Shanghai Huacheng Southwest Travel Agency Co., Ltd., or Shanghai Huacheng, which holds domestic travel agency and air transport sales agency license;

•	Shanghai Ctrip Charming International Travel Agency Co., Ltd., or Shanghai Ctrip Charming, which holds domestic and cross-border travel agency licenses and air transport sales agency license;

•	Shenzhen Ctrip Travel Agency Co., Ltd., or Shenzhen Ctrip, which holds an air transport sales agency license and domestic travel agency license; and

•	Nantong Tongcheng Information Technology Co., Ltd., or Nantong Tongcheng, which holds value-added telecommunications business license.

We formed Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns, in 2001 to expand our business to include the hotel management service. Through a series of subsequent transactions, we reduced our interest in Home Inns to 31.16%. We spun off our remaining interest in Home Inns in August 2003 to focus on our core business of travel consolidation.

In March 2006, we formed a wholly-owned subsidiary, C-Travel International Limited, an exempted company with limited liability incorporated in the Cayman Islands, in connection with our investment in a minority stake in ezTravel Co., Ltd., or ezTravel, an online travel service provider in Taiwan that offers packaged-tours as well as hotel and airline tickets reservation services. In April 2007, we formed a new wholly-owned subsidiary, Ctrip Information Technology in the PRC, in connection with setting up our second toll-free customer service center in anticipation of future business expansion.

Our principal executive offices are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, and our telephone number is (86-21) 3406-4880.

B. Business Overview

We are a leading travel service provider for hotel accommodations, airline tickets and packaged-tours in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also sell packaged-tours that include transportation and accommodations, as well as guided tours in some instances. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•	choose and reserve hotel rooms in cities throughout China and selected cities abroad;

•	book and purchase air tickets for domestic and international flights originating from China; and

•	choose and reserve packaged-tours that include transportation and accommodations, as well as guided tours in some instances.

We target our services primarily at business and leisure travelers in China who do not travel in groups. These types of travelers, who are referred to in the travel industry as FITs (free individual travelers) and whom we refer to as independent travelers in this annual report, form a traditionally under-served yet fast-growing segment of the China travel market. We act as agent in substantially all of our transactions and generally do not take inventory risks with respect to the hotel rooms and airline tickets booked through us. We derive our hotel reservation, air-ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, airline tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of hotel room nights booked. In 2007, we sold approximately 9.6 million hotel room nights. As of December 31, 2007, we had secured room supply relationships with approximately 6,000 hotels in China and approximately 16,000 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. As of December 31, 2007, we had guaranteed room allotments, which allow us to sell hotel rooms to our customers even during peak seasons and provide instant confirmation, with approximately 55% of the hotels in China with whom we have a supply relationship. Guaranteed room allotments accounted for approximately 80% of our hotel transactions for the year ended December 31, 2007. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 85% of our revenues from our hotel reservation business in 2007.

We believe that we are the largest consolidator of airline tickets in China in terms of the total number of airline tickets booked and sold. In 2007, we sold approximately 10.7 million airline tickets. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating from China. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through our ticketing offices and third-party agencies located in over 55 major cities in China.

We also offer independent leisure travelers bundled package-tour products, which include transportation and accommodations, as well as guided tours in some instance. Our package-tour products cover a variety of domestic and international destinations.

We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24-hour customer service center and bilingual websites. In 2007, transactions effected through our customer service center accounted for approximately 70% of our transaction volume, while our websites accounted for the balance.

Our revenues are primarily generated from the hotel reservation, air-ticketing and packaged-tour services. For information on revenues attributable to our different products, see Item 5.A,”—Operating Results.”

Products and Services

We began offering hotel reservation and air-ticketing services in October 1999. In 2007, we derived 53% of our revenues from the hotel reservation business and 39% of our revenues from the air-ticketing business. In addition, we offer other products and services including packaged-tours, mostly bundled by us, that cover hotel, air tickets and transportation.

Hotel Reservations. Our hotel booking volume has increased substantially since our inception. The following table shows the total room nights we sold for the periods indicated.

	For Quarters Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(in thousands)
Room Nights	1,380	1,700	1,820	1,940	1,920	2,410	2,520	2,750

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

As of December 31, 2007, we had contracted with approximately 6,000 hotels in China, of which approximately 3,400 hotels have guaranteed room allotments, allowing us to sell rooms to our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a majority of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking. Our business development team continues to try to increase guarantee room allotment arrangements with our travel suppliers.

Air-ticketing. We believe that we are the largest consolidator of air tickets in China in terms of the number of air tickets booked and sold. We have experienced a significant growth in our air-ticketing business in recent years. The following chart shows the air tickets we sold for the periods indicated.

	For Quarters Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(in thousands)
Number of air tickets sold	1,280	1,490	1,720	1,900	2,220	2,550	2,910	3,010

We sell air tickets for all major domestic Chinese airlines, including Air China, China Eastern Airlines, China Southern Airlines and Shanghai Airlines and many international airlines operating flights that originate from cities in China, such as United Airlines, Northwest Airlines, Air Canada, DragonAir and Lufthansa.

In air-ticketing transactions, a customer generally pays the ticket delivery agent upon delivery of the ticket. The customer also has the option of picking up a ticket at the ticketing office or obtaining an electronic ticket. Generally, the customer pays a penalty to the airline if he or she cancels the ticket for the flight. In 2006, China began to operate on a large scale an electronic ticketing, or E-ticketing, system for air travel within China and abroad. We believe that E-ticketing allows our consumers to book air tickets and complete their trips more conveniently. In addition, we believe that E-ticketing allows us to execute air-ticketing transactions more efficiently. E-ticketing also makes our business expansion into second-tier cities easier and more efficient. The airline industry, including airline ticket pricing, is regulated by CAAC. Therefore, we have no discretion in offering discounts on the air tickets we sell.

Packaged-tour. We also offer independent leisure travelers bundled package-tour products, which include transportation and accommodations, as well as guided tours in some instance. Our package-tour products cover a variety of domestic and international destinations.

Other Products and Services. We offer travel-related businesses and other third parties the opportunity to advertise on our websites. We sell travel guidebooks, which provide useful information for independent travelers. We sell VIP membership cards that allow cardholders to enjoy certain priority in obtaining our services and receive discounts from many restaurants, clubs and bars in many cities in China. We also offer these membership cards free of charge to some of our customers who have purchased a certain amount of travel services from us. Other products and services accounted for a small portion of our total revenue in 2007.

Seasonality

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. See Item 5.A “—Operating Results,” for a discussion of seasonality in the travel industry.

Transaction and Service Platform

Our customers can reach us for their travel-related needs through either our toll-free customer service center or our bilingual websites located at www.ctrip.com and english.ctrip.com. In 2007, transactions executed through our customer service center and websites account for approximately 70% and 30%, respectively, of our total transactions.

Customer Service Center. Our centralized toll-free customer service center is located in Shanghai, China and is operated 24 hours a day, seven days a week. Customers can call our nationwide toll free number to consult with our customer service representatives, receive comprehensive, real-time hotel, flight and packaged-tour information and make travel bookings.

As of December 31, 2007, we employed approximately 3,700 customer service representatives, all of whom participated in a formal training program before commencing work. Unlike some companies in the United States that outsource their customer service to third-party call centers, our customer service representatives are in-house travel specialists.

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

Internet Websites. We have a Chinese-language website located at www.ctrip.com and an English-language website located at english.ctrip.com. Our proprietary booking software is integrated with our websites, allowing a customer to complete a booking within minutes. In addition, our customers can use our editorial content for researching destinations and travel tips.

Marketing and Brand Awareness

Through on-site promotions, cross-marketing, online marketing, advertising and our customer reward program, we have created a strong Ctrip brand that is commonly associated in China with value travel products and services and superior customer service. We will continue to use our focused marketing strategy to further enhance awareness of our brand and acquire new customers.

On-Site Promotions. We have on-site promotion staff in more than 45 major cities in China. Our staff distributes membership cards and introductory brochures at various locations including airports and train and bus stations. To date, our on-site promotions have proven to be an effective marketing channel for us.

Cross-Marketing. We have entered into cross-marketing relationships with major Chinese domestic airlines, telecommunications service providers, financial institutions, and other corporations.

Our airline partners recommend our products and services to their mileage program members, and allow their members to accumulate miles by staying at hotels booked through us. Our telecommunications service provider partners direct their subscribers requesting travel information to our customer service center through automatic call forwarding, or to our websites through an Internet link on their websites. In addition, our bank partners recommend our products and services to their debit or credit card holders, and we allow their debit or credit card holders to use their cards to settle their payments for travel products purchased from us. In September 2004, we and China Merchants Bank jointly launched a dual-currency travel credit card through which holders of the credit card may book hotels, air tickets and packaged-tour products with us, and settle the payments in either RMB or U.S. dollars. The credit card holder is also entitled to certain VIP membership privileges with us. Total number of holders of this dual-currency travel credit card exceeded 1.9 million as of February 29, 2008. This credit card is one of the leading joint-launching credit cards in terms of number of holders in China and was honored as the “Most Popular Credit Card in 2006” by VISA. In May 2007, we and Bank of China together with MasterCard International Organization jointly launched a dual-currency travel credit card through which holders of the credit card may book hotels, air tickets and packaged-tour products with us, and settle the payments in either RMB or U.S. dollars. The credit card holder is also entitled to high insurance coverage upon settlement of payment regarding our air tickets and packaged-tour products. As of February 29, 2008, the number of holders of this credit card exceeded 100,000.

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

Competition

In the hotel consolidation market, we compete primarily with other consolidators of hotel accommodations, such as eLong, Inc., controlled by IAC/InterActiveCorp, which owns several online travel businesses, including Expedia, Hotels.com, Hotwire and the WWTE private label, Mangocity.com. We also compete with traditional travel agencies. We believe that the hotel room booking volume of our main competitors is significantly lower than ours. However, as the travel business in China continues to grow, we may face competition from new players in the hotel consolidation market in China and foreign travel consolidators that may enter the China market.

In the air-ticketing market, we compete primarily with other consolidators of air tickets with a multi-province airline ticket sales and fulfillment infrastructure in China, including eLong, Inc. and Mangocity.com. In the markets where we face local competition, our competitors generally conduct ticketing transactions in person, and not over the Internet or through customer service centers. Many local air-ticketing agencies are primarily involved in the wholesale business and do not directly serve individual travelers, who are our targeted customers. However, as the airline ticket distribution business continues to grow in China, we believe that more companies involved in the travel services industry may develop their services that compete with our air-ticketing business.

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

In 2005, was recognized as a “Famous Brand,” which was the highest recognition for consumer brands granted by the Shanghai municipal government. In 2007, we were selected by Forbes as one of the “Top 100 Companies with Great Potential” in China, and elected by Fortune China as one of the “Best Employers of 2007 in China.” In early 2008, was also recognized as “Famous Chinese Trademark”, which was the highest recognition for consumer brands granted by State Industrial and Commercial Bureau. With these recognitions, we believe our trademark will be rigorously and actively protected by Industrial and Commercial Bureaus at both local and national levels.

PRC Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and Value-added telecommunications businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our affiliated PRC entities as well as certain independent air-ticketing agencies and travel agencies. Our directors, Qi Ji and Min Fan, and our officers Jianmin Zhu and Gangyi Yan, and a family member of a senior officer, Fengying Zhang, all of whom are PRC citizens, directly or indirectly own all or most of the equity in our affiliated Chinese entities as of December 31, 2007.

According to our PRC counsel, Commerce & Finance Law Offices, the ownership structures, businesses and operations of our subsidiaries and affiliated Chinese entities in China, as described in this annual report, comply with all existing PRC laws, rules and regulations.

Restrictions on Foreign Ownership

Air-ticketing. According to the Rules on Cognizance of Qualification for Civil Aviation Transporting Marketing Agencies (2006) and relevant foreign investment regulations regarding civil aviation business, a foreign investor currently cannot own 100% of an air-ticketing agency in China, except for Hong Kong and Macau aviation marketing agencies. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger tickets for domestic flights in China.

Travel Agency. The principal regulation governing foreign ownership of travel agencies in China is the Establishment of Foreign-controlled and Wholly Foreign-owned Travel Agencies Tentative Provisions, as amended in February 2005. On August 10, 2007, the National Tourism Administration and Ministry of Commerce jointly promulgated a notice on the establishment and operation of travel agencies owned by Hong Kong or Macau investors, which became effective on January 1, 2008. Currently, qualified foreign investors have been permitted to establish or own a travel agency upon the approval of the PRC government, subject to considerable restrictions as to its scope of business. For example, other than travel agencies with investments from Hong Kong or Macau investors in the Guangxi, Hunan, Hainan, Fujian, Jiangxi, Yunnan, Guizhou and Sichuan regions being permitted to arrange for the travel of residents in the aforementioned regions from mainland China to Hong Kong and Macau, foreign travel agencies cannot arrange for the travel of persons from mainland China to Hong Kong, Macau, Taiwan or any other country. In addition, foreign travel agencies cannot establish branches.

Online Advertising. The principal regulations governing foreign ownership of advertising agencies in China are the Foreign Investment Industrial Guidance Catalogue (2007) and the Administrative Regulations Concerning Foreign Invested Advertising Enterprises (2004). Under these regulations, prior to December 10, 2005, foreign investors (other than those qualified Hong Kong or Macau service providers which were permitted to own up to 100% of an advertising agency in China) were only allowed to own up to 70% of an advertising agency in China. Beginning on December 10, 2005, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, for those advertising agencies who provide online advertising service, foreign ownership restrictions on the value-added telecommunications business are still applicable.

Value-added Telecommunications Business License. The principal regulations governing foreign ownership of the telecommunications related value-added service provision business in China include:

•	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001); and

•	Foreign Investment Industrial Guidance Catalogue (2007).

Under these regulations, a foreign entity is prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services.

In July 2006, Ministry of Information Industry issued the Circular on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Business which states that a domestic company that holds an value added telecommunications business license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names used in the value-added telecommunications business shall be owned by the local value-added telecommunications license holder. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the above circular will have on us or other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

General Regulation of Businesses

Air-ticketing. The air-ticketing business is subject to the supervision of China National Aviation Transportation Association, or CNATA, and its regional branches. Prior to March 31, 2006, the principal regulation governing air-ticketing in China is the Administration on Civil Aviation Transporting Marketing Agency Business Regulations (1993). The said regulation was abolished by PRC government on January 24, 2008. Currently the principal regulation governing air-ticketing in China is the Rules on Cognizance of Qualification for Civil Aviation Transporting Marketing Agencies (2006) which became effective on March 31, 2006.

Under these regulations, prior to May 19, 2005, an air-ticketing agency was required to obtain a permit from CAAC or its regional branch in every city in which the agency propose to conduct its air-ticketing business. On and after May 19, 2005, any entity that wishes to conduct the air-ticketing business in China must apply for an air-ticketing permit from CNATA. The regulations provide for a transitional grace period for air-ticketing agencies that have obtained a valid license from CAAC or its regional branch prior to the promulgation of the new rules. These agencies are permitted to use their original licenses until such licenses expire.

Travel Agency. The travel industry is subject to the supervision of the China National Tourism Administration and local tourism administrations. The principal regulations governing travel agencies in China include:

•	Administration of Travel Agencies Regulations (1996), as amended in December 2001; and

•	Administration of Travel Agencies Regulations Implementing Rules (2001).

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

Value-added Telecommunications Business and Online Commerce. Our provision of travel-related content on our websites is subject to PRC laws and regulations relating to the telecommunications industry and Internet, and regulated by various government authorities, including the Ministry of Information Industry and the State General Administration of Industry and Commerce. The principal regulations governing the telecommunications industry and Internet include:

•	Telecommunications Regulations (2000);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2001); and

•	The Internet Information Services Administrative Measures (2000).

Under these regulations, Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain a value-added telecommunications business license from the appropriate telecommunications authorities to conduct any commercial value-added telecommunications operations in China.

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

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration for Foreign Exchange of the People’s Republic of China is obtained.

Pursuant to the Foreign Currency Administration Rules, foreign investment enterprises in China may purchase foreign currency without the approval of the State Administration for Foreign Exchange of the PRC for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by the State Administration for Foreign Exchange of the PRC) to satisfy foreign exchange liabilities or to pay dividends. In addition, if a foreign company acquires a company in China, the acquired company will also become a foreign investment enterprise. However, the relevant PRC government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the State Administration for Foreign Exchange of the PRC.

Dividend Distribution. The principal regulations governing distribution of dividends of wholly foreign-owned companies include:

•	The Foreign Investment Enterprise Law (1986), as amended in October 2000;

•	Administrative Rules under the Foreign Investment Enterprise Law (2001);

•	Company Law of the PRC (2005); and

•	Enterprise Income Tax Law and its Implementation Rules (2007).

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

Under the new EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax.

Under the new EIT Law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a board definition. Notwithstanding the foregoing provision, the new EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

Moreover, under the new EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by a Chinese entity and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC and we are classified as a PRC resident enterprise.

Regulation of Income Taxes and Financial Subsidies. See Item 5, “Operating and Financial Review and Prospects—Income Taxes and Financial Subsidies.”

C. Organizational Structure

The following table sets out the details of our subsidiaries as of December 31, 2007:

Name	Country of Incorporation	Ownership Interest
Ctrip Computer Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Information Technology (Nantong) Co., Ltd.	China	100%
Ctrip.com (Hong Kong) Limited	Hong Kong	100%
C-Travel International Limited	The Cayman Islands	100%

We conduct a majority of our business through our wholly-owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency, online advertising and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities, including:

•	Beijing Ctrip;

•	Shanghai Ctrip Commerce;

•	Guangzhou Ctrip;

•	Shanghai Huacheng;

•	Shanghai Ctrip Charming;

•	Shenzhen Ctrip; and

•	Nantong Tongcheng.

As of December 31, 2007, Qi Ji, our co-founder and director, Min Fan, our co-founder, director and Chief Executive Officer, Jianmin Zhu, our Senior Vice President, Gangyi Yan, our senior director, and Fengying Zhang, a family member of a senior officer, were the principal owners of our affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint our Chief Financial Officer, Jane Jie Sun, as attorney-in-fact to vote on all matters of our affiliated Chinese entities for a period of ten years ending in 2016.

D. Property, Plants and Equipment

Our customer service center, principal sales, marketing and development facilities and administrative offices are located on premises, which we own, comprising approximately 39,000 square meters in an economic development park in Shanghai, China. We have branch offices in Hong Kong, Beijing, Guangzhou, Shenzhen, Chengdu, Qingdao, Shenyang, Xiamen, Hangzhou, Wuhan and Nanjing. We also maintain a sales network in more than 45 cities in China. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.

On February 3, 2005, we entered into a Land Early Development Cost Compensation Agreement with Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. We acquired land use rights for approximately 17,000 square meters of land in the Shanghai Hong Qiao Lin Kong Economic Development Park for our new information and technology center. On February 13, 2006, we entered into a construction agreement with Shanghai No. 1 Construction Co., Ltd. to construct a new information and technology center on the new premises. In 2007, the construction of the new premises was finished. The aggregate investment for the new premises including the land cost, construction cost and other improvement cost was approximately US$31 million. These new premises now serve as our headquarters, 24-hour customer service center, production development center and administrative and support facilities. Most of the construction costs were paid in 2005, 2006 and 2007, with approximately US$3 million to be paid in 2008.

To support our future business expansion, we acquired the land use right to a piece of land in Nantong in January 2008. Nantong is a city in Jiangsu Province and is approximately 110 kilometers north of Shanghai. We plan to build our second call center on this piece of land.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This annual report contains forward-looking statements. See “Introduction—Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

We are a leading consolidator of hotel accommodations and airline tickets in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also offer packaged-tour products and other products and services.

In 2007, we derived 53%, 39%, 6% and 2% of our revenues from our hotel reservation, air ticketing, packaged-tour and other businesses, respectively.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Growth in the Overall Economy and Demand for Travel Services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China and the rest of the world. According to the statistical report published on the website of National Bureau of Statistics of China on February 28, 2008, the gross domestic product, or GDP, of China grew from RMB13.6 trillion (US$1.7 trillion) in 2003 to RMB24.7 trillion (US$3.4 trillion) in 2007, representing a compound annual growth rate of 16%. GDP per capita in the same period rose from RMB10,542 (US$1,273) to RMB18,665 (US$2,559), representing a 15% compound annual growth rate. This growth led to a significant increase in the demand for travel services.

According to the statistical report published on the website of National Bureau of Statistics of China on February 28, 2008, domestic tourism spending grew from RMB344.2 billion (US$41.6 billion) in 2003 to RMB777.1 billion (US$106.5 billion) in 2007, representing a compound annual growth of 23%. We anticipate that demand for travel services in China will continue to increase in the foreseeable future as the economy in China continues to grow. However, any adverse changes in economic conditions of China and the rest of the world, such as a slow-down of the Chinese economy, could have a material and adverse effect on the travel industry in China, which in turn would harm our business.

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

Disruptions in the Travel Industry. Individual travelers tend to modify their travel plans based on the occurrence of events such as:

•	the outbreak of avian influenza, severe acute respiratory syndrome, or SARs, or any other serious contagious diseases;

•	increased prices in the hotel, airline or other travel-related industries.

•	increased occurrence of travel-related accidents;

•	natural disasters or poor weather conditions;

•	terrorist attacks or threats of terrorist attacks or war; and

•	general economic downturns.

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

Major Factors Affecting Our Results of Operations

Revenues

Revenue Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our revenues grew from RMB183 million in 2003 to RMB1,287 million (US$176 million) in 2007, representing a compound annual growth rate of 63%.

We generate our revenues primarily from the hotel reservation and air-ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2005	2006	2007
Revenues:
Hotel reservation	65%	57%	53%
Air ticketing	29	35	39
Packaged-tour*	4	5	6
Others	2	3	2
Total revenues	100%	100%	100%

*	Certain of our packaged-tour revenues were recorded on a gross basis. See “—Major Factors Affecting Our Results of Operations—Revenues—Packaged-tour.”

As we generally do not take ownership of the products and services being sold and act as agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

Since current PRC laws and regulations impose substantial restrictions on foreign ownership of air-ticketing, travel agency, advertising and value-added telecommunications businesses in China, we conduct part of our air-ticketing and packaged-tour businesses through our affiliated Chinese entities. Historically, we generated a portion of our revenues from fees charged to these entities. See “—Arrangements with Affiliated Chinese Entities” for a description of our relationship with these entities.

Hotel Reservation. Revenues from our hotel reservation business have been our primary source of revenue since our inception. In 2005, 2006 and 2007, revenues from our hotel reservation business accounted for RMB363 million, RMB476 million and RMB677 million (US$93 million), respectively, or 65%, 57% and 53%, respectively, of our revenues.

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

Air-Ticketing. Since early 2002, the air-ticketing business has been growing rapidly. In 2005, 2006 and 2007, revenues from our air-ticketing business accounted for RMB163 million, RMB293 million and RMB503 million (US$69 million), respectively, or 29%, 35% and 39%, respectively, of our revenues.

We conduct our air-ticketing business through Beijing Ctrip, Shanghai Huacheng, Shanghai Ctrip Charming, Guangzhou Ctrip and Shenzhen Ctrip, all of which are our consolidated affiliated Chinese entities, as well as a network of independent air-ticketing service companies. Commissions from air-ticketing services rendered are recognized after air tickets are issued. We generally receive a higher commission rate per ticket as the total number of tickets we sell for an airline increases, subject to any applicable regulatory restrictions.

Packaged-tour. Our packaged-tour business has grown rapidly in the past three years. In 2005, 2006 and 2007, revenues from our packaged tour business accounted for RMB23 million, RMB42 million and RMB71 million (US$10 million), respectively. We conduct our packaged-tour business mainly through Shanghai Ctrip Charming, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip, and Shanghai Huacheng. Shanghai Ctrip Charming, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip, and Shanghai Huacheng bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged-tour sold through our transaction and service platform. Referral fees are recognized as net revenues after the packaged-tour services are rendered. Shanghai Ctrip Charming, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip, and Shanghai Huacheng also, from time to time, act as principal in connection with the packaged-tour services provided by them. When they act as principal, they recognize gross amounts received from customers as revenues after the packaged-tour services are rendered.

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

Cost of Revenues

Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation, telecommunication expenses, credit card charges and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 62%, 63% and 64% of our cost of revenues in 2005, 2006 and 2007, respectively. Telecommunication expenses accounted for 14% of our cost of revenues in 2005, 2006 and 2007. Credit card charges accounted for 9%, 11% and 15% of our cost of revenues in 2005, 2006 and 2007, respectively.

Cost of revenues accounted for 17%, 20% and 20% of our net revenues in 2005, 2006 and 2007, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. The increase of percentage of cost of revenues over net revenue was largely due to the relatively higher cost of revenues as a result of increased revenue contribution from air-ticketing services and packaged tours, which was partially offset by efforts to increase efficiency of customer service.

Operating Expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, all of which include share-based compensation expense. Effective January 1, 2006 we adopted SFAS No.123R and recorded share-based compensation expense under the fair value method. Prior to January 1, 2006, we accounted for share-based compensation under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and used the intrinsic value method. In the year ended December 31, 2007, we recorded RMB87 million (US$12 million) of share-based compensation expense compared to RMB2 million and RMB55 million for the years ended December 31, 2005 and 2006, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain and monitor our transaction and service platform. Product development expenses as a percentage of net revenues increased from 11% in 2005 to 14% in 2006, and increased slightly to 15% in 2007, primarily due to increase of share-based compensation and product development personnel resources.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, commissions for our marketing partners for referring customers to us, and production costs of marketing materials and membership cards. Our sales and marketing expenses as a percentage of net revenues had remained generally consistent at 21%, 22% and 20% for 2005, 2006 and 2007, respectively.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. General and administrative expenses as a percentage of net revenues increased from 8% to 12% from 2005 to 2006 primarily due to increase of share-based compensation, and remained consistent at 12% for 2007.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”

Income Taxes and Financial Subsidies

Income Taxes. Our effective income tax rate was 12%, 15% and 13% for 2005, 2006 and 2007, respectively. Prior to December 31, 2007, pursuant to the applicable tax laws in China, companies established in China were generally subject to EIT at a statutory rate of 33%. The 33% EIT rate applied to our subsidiaries and affiliated Chinese entities established in China, except for our subsidiaries, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network, and our consolidated affiliated Chinese entity, Shenzhen Ctrip, as discussed below.

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the new EIT Law, which became effective on January 1, 2008. The new EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. According to a grandfathering provision of a law published by the State Department, there will be a five-year transition period during which enterprises are allowed to continue to enjoy their existing preferential tax treatments approved by the applicable tax laws and administrative regulations. For certain enterprises established in special economic zones, including Pudong New Area, a transitional preferential income tax rate of 18%, 20%, 22%, 24% and 25% for the respective five-year transition period is allowed. The increase in the effective tax rate for 2006 from 2005 was primarily due to an increase of non-tax deductible share-based compensation recognized under FAS 123R. The decrease in the effective tax rate for 2007 from 2006 was primarily due to an increase in deferred tax benefit resulting from the application of the tax rate of 25% under the new EIT Law as of December 31, 2007, as required by applicable accounting guidelines.

Pursuant to the new EIT Law, companies established in China were generally subject to EIT at a statutory rate of 25%. The 25% EIT rate applies to our subsidiaries and affiliated Chinese entities established in China, except for our subsidiaries, Ctrip Travel Information and Ctrip Travel Network, and our consolidated affiliated Chinese entity, Shenzhen Ctrip.

•

Our subsidiary, Ctrip Computer Technology, was entitled to a 15% EIT rate in 2007 as it had been classified as a “High and New Technology Development Enterprise” by relevant PRC government authorities. Ctrip Computer Technology is subject to a tax rate of 25%, or 15% if its application for treatment as a high and new technology enterprise is approved in 2008.

•

Our subsidiary, Ctrip Travel Information, historically enjoyed a preferential income tax rate of 15% as it is registered in Pudong New District, Shanghai. During the fourth quarter of 2004, Ctrip Travel Information obtained approval from the relevant tax bureau for full exemption of income tax for 2004 and a 50% reduction of the income tax statutory rate for the period from 2005 to 2007 as it obtained the status of “software development company.” Ctrip Travel Information is subject to a transitional preferential tax rate of 18%, or 15% if its application for treatment as a high and new technology enterprise is approved in 2008.

•

Our subsidiary, Ctrip Travel Network, obtained approval from the relevant tax bureau during the fourth quarter of 2007 for a 50% reduction of its statutory and local income tax rate for the period from 2007 to 2009 as it obtained the status of “software development company.” Ctrip Travel Network’s qualification for the above preferential EIT rate is subject to annual re-assessment by the relevant government authorities. Ctrip Travel Network is subject to a tax rate of 25%, or 15% if its application for treatment as a high and new technology enterprise is approved in 2008.

•

Our affiliated Chinese entity, Shenzhen Ctrip, was entitled to a preferential tax rate of 15% as granted by the local tax bureau based on its registration in the city of Shenzhen in China in 2007. Shenzhen Ctrip is entitled to a transitional preferential tax rate of 18% for 2008.

On April 14, 2008, the Ministry of Science and Technology and the Ministry of Finance and State Administration of Taxation jointly issued Guokefahuo (2008) No.127, “Administrative Measures for Assessment of High-New Tech Enterprises,” or Measures, and “Catalogue of High/New Tech Domains Strongly Supported by the State,” or Catalogue, each of which is retroactively effective as of January 1, 2008. The Measures mainly set forth general guidelines regarding criteria as well as application procedures for qualification as a High New Tech Enterprise under the new EIT Law. Currently, we are in the process of reviewing and assessing the implications of the Measures and the Catalogue on our subsidiaries and VIEs in China. Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred. Our management carefully monitors these legal developments and will timely adjust our effective income tax rate when necessary.

Financial Subsidies. In 2005, 2006 and 2007, our subsidiaries in China received business tax rebates in the form of financial subsidies from the government authorities in Shanghai in the amount of approximately RMB18 million, RMB11 million and RMB21 million (US$3 million), respectively, which we recorded as other income on a cash basis.

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

Revenue Recognition. We describe our revenue recognition policies in our consolidated financial statements. We apply Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” and Emerging Issues Task Force 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” to our policies for revenue recognition and presentation of statement of operations. The factors we have considered include whether we are able to achieve the pre-determined specific performance targets by travel suppliers for recognition of the incentive commissions in addition to the fixed-rate and our risk of loss due to obligations for cancelled hotel and airline ticket reservations. As we operate primarily as an agent to the travel suppliers and our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal, we recognize commissions on a net basis.

Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For each of 2005, 2006 and 2007, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets based on the expanding and prospective business of our subsidiaries and affiliated Chinese entities. Throughout the past year, there were no circumstances or events that indicated that the assets may be impaired. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Customer Reward Program. We offer a customer reward program that allows customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize a liability and corresponding expense for the related future obligations. As of December 31, 2006 and 2007, our accrued balance for the customer reward program were approximately RMB30 million and RMB45 million (US$6 million), respectively. We estimate our liabilities under our customer reward program based on accumulated membership points and our estimate of probability of redemption. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense.

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

Under SFAS No. 123R, we applied the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, and the pre-vesting option forfeiture rate. Expected life is based on historical exercise patterns, which we believe are representative of future behavior. We estimate expected volatility at the date of grant based on historical volatility. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock options that are granted, exercised and forfeited. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period. See Note 2—“Share-based compensation” in the consolidated financial statements for additional information.

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carryforwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2006 and 2007, we recorded deferred tax assets of RMB3 million and RMB11 million (US$1.5 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2006 and 2007, we did not record any valuation allowances to reduce our deferred tax assets, as we believed that our deferred tax asset amounts were more likely than not to be realized based on our estimate of future taxable income.

Allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. We provide a general provision for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectibility of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility. As of the end of December 31, 2006 and 2007, the allowance for doubtful accounts was RMB8,469 and RMB3,002,114, respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2005		2006		2007
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	US$ (in thousands)%
Revenues:
Hotel reservation	362,857	69	476,495	61	676,511	92,742	56
Air ticketing	162,645	31	292,701	38	503,453	69,017	42
Packaged-tour(1)	22,756	4	41,702	5	71,496	9,801	6
Others	10,915	3	23,129	3	35,818	4,910	3
Total revenues	559,173	107	834,027	107	1,287,278	176,470	107
Less: Business tax and related surcharges	(34,990)	(7)	(54,075)	(7)	(88,167)	(12,087)	(7)
Net revenues	524,183	100	779,952	100	1,199,111	164,383	100
Cost of revenues	(88,627)	(17)	(153,132)	(20)	(236,226)	(32,383)	(20)
Gross profit	435,556	83	626,820	80	962,885	132,000	80
Operating expenses:
Product development(2)	(57,913)	(11)	(105,938)	(14)	(177,302)	(24,306)	(15)
Sales and marketing(2)	(112,532)	(21)	(172,492)	(22)	(243,314)	(33,356)	(20)
General and administrative(2)	(42,651)	(8)	(93,174)	(12)	(137,944)	(18,910)	(12)
Total operating expenses	(213,096)	(41)	(371,604)	(48)	(558,560)	(76,572)	(47)
Income from operations	222,460	42	255,216	33	404,325	55,428	34
Interest income	12,661	2	15,632	2	16,704	2,290	1
Other income	19,971	4	11,214	1	35,297	4,839	3
Income before income tax expense and minority interests	255,092	49	282,062	36	456,326	62,557	38
Income tax expense	(30,577)	(6)	(41,277)	(5)	(58,006)	(7,952)	(5)
Minority interests	(269)	—	(221)	—	4	—	—
Net income	224,246	43	240,564	31	398,324	54,605	33

(1)	Certain of our packaged-tour revenues were booked on a gross basis. See “—Major Factors Affecting Our Results of Operations—Revenues—Packaged-tour.”
(2)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2005		2006		2007
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	US$ (in thousands)%
Product development	(403)	—	(13,694)	(2)	(22,708)	(3,113)	(2)
Sales and marketing	(258)	—	(8,558)	(1)	(13,649)	(1,871)	(1)
General and administrative	(1,116)	—	(32,430)	(4)	(50,557)	(6,931)	(4)

Any discrepancies in the above table between the amounts/percentages identified as total amounts/percentages and the sum of the amounts/percentages listed therein are due to rounding.

2007 compared to 2006

Revenues

Total revenues were RMB1,287 million (US$176 million) in 2007, an increase of 54% over RMB834 million in 2006. This revenue growth was principally driven by the substantial volume growth in hotel room nights booked and air tickets sold in 2007.

Hotel Reservation. Revenues from our hotel reservation business increased by 42% to RMB677 million (US$93 million) in 2007 from RMB476 million in 2006, primarily as a result of the continued rapid growth in our hotel room nights sales volume. The total number of hotel room nights booked in 2007 was approximately 9.6 million compared to over 6.8 million in 2006. In 2007, the average commission per room night was approximately RMB70, remain consistent with 2006.

Air-Ticketing. Revenues from our air-ticketing business increased by 72% to RMB503 million (US$69 million) in 2007 from RMB293 million in 2006, primarily due to strong growth of air tickets sales volume as we continued to expand our air ticketing capabilities significantly. The total number of air tickets sold in 2007 was approximately 10.7 million, compared to approximately 6.4 million in 2006. In 2007, the average commission per ticket sold increased to RMB47 from RMB46 in 2006.

Packaged-tour. Packaged-tour revenues increased by 71% from RMB42 million in 2006 to RMB71 million (US$10 million) in 2007, as we continued growing our packaged-tour business.

Other businesses. Revenues from other businesses increased by 55% from RMB23 million in 2006 to RMB36 million (US$5 million) in 2007 primarily due to increased sales of air-ticket insurance and advertising service.

Business tax and related surcharges

Our business tax and related surcharges increased by 63% from RMB54 million in 2006 to RMB88 million (US$12 million) in 2007 as a result of our increased revenues in all of our business lines.

Cost of Revenues

Cost of revenues in 2007 increased by 54% to RMB236 million (US$32 million) from RMB153 million in 2006. This increase was primarily attributable to increased costs associated with our air-ticketing and packaged-tour businesses and, to a less extent, the expansion of our hotel reservation business.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development. Product development expenses increased by 67% to RMB177 million (US$24 million) in 2007 from RMB106 million in 2006, primarily due to increase of product development personnel as we expanded our air ticketing and packaged-tour businesses and increase of RMB9 million (US$1 million) in share-based compensation expenses from 2006 to 2007.

Sales and Marketing. Sales and marketing expenses increased by 41% to RMB243 million (US$33 million) in 2007 from RMB172 million in 2006, primarily attributable to increased salary and benefit expenses for the increased number of sales and marketing staff, advertisements expenses and marketing and promotion expenses, as well as the increase of RMB5 million (US$0.7 million) in share-based compensation expenses from 2006 to 2007.

General and Administrative. General and administrative expenses increased by 48% to RMB138 million (US$19 million) in 2007 from RMB93 million in 2006, primarily due to the increase of RMB18 million (US$2 million) in share-based compensation charges and the hiring of general and administrative personnel in 2007.

Interest Income. Interest income increased to RMB17 million (US$2 million) in 2007 from RMB16 million in 2006 due to the increased cash generated from operations.

Other Income. Other income increased by 215% to RMB35 million (US$5 million) in 2007 from RMB11 million in 2006, primarily due to increase of subsidy income.

Income Tax Expense. Income tax expense was RMB58 million (US$8 million) in 2007, an increase of 41% over RMB41 million in 2006, primarily due to the increase of our taxable income in 2007. Our effective income tax rate in 2007 was 13%, as compared to 15% in 2006, primarily due to an increase in deferred tax benefit resulting from the application of the tax rate of 25% under the new EIT Law as of December 31, 2007, as required by applicable accounting guidelines.

2006 compared to 2005

Revenues

Total revenues were RMB834 million in 2006, an increase of 49% over RMB559 million in 2005. This revenue growth was principally driven by the substantial volume growth in hotel room nights booked and air tickets sold in 2006.

Hotel Reservation. Revenues from our hotel reservation business increased by 31% to RMB476 million in 2006 from RMB363 million in 2005, primarily as a result of the continued rapid growth in our hotel room nights sales volume. The total number of hotel room nights booked in 2006 was approximately 6.8 million compared to over 5.5 million in 2005. In 2006, the average commission per room night was approximately RMB70 compared to approximately RMB66 in 2005.

Air-Ticketing. Revenues from our air-ticketing business increased by 80% to RMB293 million in 2006 from RMB163 million in 2005, primarily due to strong growth of air tickets sales volume as we continued to expand our air ticketing capabilities significantly. The total number of air tickets sold in 2006 was approximately 6.4 million, compared to approximately 3.7 million in 2005. In 2006, the average commission per ticket sold increased to RMB46 from RMB44 in 2005.

Packaged-tour. Packaged-tour revenues increased by 83% from RMB23 million in 2005 to RMB42 million in 2006, as we continued growing our packaged-tour business.

Other businesses. Revenues from other businesses increased by 112% from RMB11 million in 2005 to RMB23 million in 2006, primarily due to increased sales of our air ticket insurance and advertising service.

Business tax and related surcharges

Our business tax and related surcharges increased by 55% from RMB35 million in 2005 to RMB54 million in 2006 as a result of our increased revenues in all of our business lines.

Cost of Revenues

Cost of revenues in 2006 increased by 73% to RMB153 million from RMB89 million in 2005. This increase was primarily attributable to increased costs associated with our air-ticketing and packaged-tour businesses and, to a less extent, the expansion of our hotel reservation business.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development. Product development expenses increased by 83% to RMB106 million in 2006 from RMB58 million in 2005, primarily due to increase of product development personnel as we expanded our air ticketing and packaged-tour businesses and increase of RMB13 million in share-based compensation expenses from 2005 to 2006.

Sales and Marketing. Sales and marketing expenses increased by 53% to RMB172 million in 2006 from RMB113 million in 2005, primarily attributable to increased salary and benefit expenses for the increased number of sales and marketing staff, advertisements expenses and marketing and promotion expenses, as well as the increase of RMB8 million in share-based compensation expenses from 2005 to 2006.

General and Administrative. General and administrative expenses increased by 118% to RMB93 million in 2006 from RMB43 million in 2005, primarily due to the increase of RMB31 million in share-based compensation charges and the hiring of general and administrative personnel in 2006.

Interest Income. Interest income increased to RMB16 million in 2006 from RMB13 million in 2005 due to the increased cash generated from operations.

Other Income. Other income decreased by 44% to RMB11 million in 2006 from RMB20 million in 2005, primarily because we received less financial subsidies in 2006 as compared to 2005.

Income Tax Expense. Income tax expense was RMB41 million in 2006, an increase of 35% over RMB31 million in 2005, primarily due to the increase of our taxable income in 2006. Due to the non-tax deductible nature of the share-based compensation upon the adoption of SFAS No. 123R, our effective income tax rate in 2006 was 15%, as compared to 12% in 2005.

B. Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	231,364	347,892	485,581
Net cash used in investing activities	(72,816)	(206,973)	(269,583)
Net cash (used in)/provided by financing activities	(30,340)	(27,130)	16,367
Net increase in cash and cash equivalents	119,187	109,331	220,025
Cash and cash equivalents at beginning of year	615,875	735,062	844,393
Cash and cash equivalents at end of year	735,062	844,393	1,064,418

Net cash provided by operating activities was RMB485 million (US$67 million) in 2007, compared to RMB348 million in 2006 and RMB231 million in 2005, primarily due to the increase in our net income resulting from our increased transaction volume.

Net cash used in investing activities amounted to RMB270 million (US$37 million) in 2007, compared to net cash used in investing activities of RMB207 million in 2006. This increase in 2007 from 2006 was primarily due to our investment in time deposits, construction of our new facilities and purchase of additional servers, workstations, computers, computer software and other items related to our network infrastructure. Net cash used in investing activities amounted to RMB207 million in 2006, compared to net cash used in investing activities of RMB73 million in 2005. This increase in 2006 from 2005 was due to our investment in ezTravel, construction of our new facilities, purchase of the land use right for our new premises, and purchase of additional servers, workstations, computers, computer software and other items related to our network infrastructure.

Net cash provided by financing activities amounted to RMB16 million (US$2 million) in 2007, compared to net cash used in financing activities of RMB27 million in 2006 and net cash used in financing activities of RMB30 million in 2005. This change in 2007 was primarily due to proceeds of RMB88 million from the exercise of share options, which was offset by RMB72 million of dividends paid to shareholders. The change in 2006 from 2005 was primarily attributable to the fact that dividends paid to shareholders amounted to RMB67 million in 2006, partially offset by the proceeds of RMB40 million from the exercise of share options.

Capital Resources.

As of December 31, 2007, our primary source of liquidity was RMB1,064 million (US$146 million) of cash. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

C. Research and Development, Patents and Licenses, Etc.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

In connection with our air-ticketing business, we, on behalf of our affiliated Chinese entities, are required by CAAC to provide guarantees for tickets obtained from various airlines. As of December 31, 2007, the amount under these guarantee arrangements was approximately RMB653 million. Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

Operating lease obligations for the year 2008, 2009 and 2010 are RMB16 million, RMB6 million and RMB2 million, respectively. Rental expenses amounted to approximately RMB9 million, RMB17 million and RMB25 million for the years ended December 31, 2005, 2006 and 2007, respectively. Rental expense is charged to the statements of income when incurred.

F. Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2007:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in RMB thousands)
Operating lease obligations	24,309	16,396	7,913	—	—
Purchase obligations	33,547	26,303	4,436	2,808	—
Liabilities incurred for minority interest in a VIE	3,188	1,563	1,625	—	—

	61,044	44,262	13,974	2,808	—

We have outstanding purchase obligations totaling RMB34 million, most of which are related to the construction of the information and technology center and purchase of additional customer service center equipment. We accrue the amount once the services are rendered by our service providers. While the table above indicates our contractual obligations as of December 31, 2007, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain profitability; and

•	the expected growth of and change in the travel and online commerce industries in China.

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk Factors” included elsewhere in this annual report on Form 20-F, including the following risks:

•	a slow-down of economic growth or economic downturn in China or globally may adversely affect our growth and profitability;

•	declines or disruptions in the travel industry generally could reduce our revenue;

•	the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;

•

if we are unable to maintain existing travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and customers, and our business may be harmed;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete; and

•

if the ownership structure of our affiliated Chinese entities and the contractual arrangements among us, our consolidated affiliated Chinese entities and their shareholders are found to be in violation of any PRC laws or regulations, we and/or our affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations.

These risks are not exhaustive. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. You should read these statements in conjunction with the risk factors disclosed in Item 3.D, “Risk Factors” and other risks outlined in our other filings with the Securities and Exchange Commission. Moreover, we operate in an emerging and evolving environment. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names of our current directors and senior management, their ages as of the date of this annual report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	38	Co-founder; Chairman of the Board
Min Fan	43	Co-founder; Chief Executive Officer; Director
Jane Jie Sun	39	Chief Financial Officer
Neil Nanpeng Shen(1)	40	Co-founder; Director
Qi Ji	41	Co-founder; Director
Gabriel Li(1)	40	Deputy Chairman of the Board
JP Gan(1)(2)	36	Director
Suyang Zhang(2)	49	Director
Jianmin Zhu	39	Senior Vice President
Tao Yang	32	Senior Vice President
Maohua Sun	36	Vice President
James Lan Tang	40	Vice President
Shaw Xiaoliang Ding	43	Vice President
Cindy Xiaofan Wang	33	Vice President
Yuxiang Zhuang	32	Vice President
Dongjie Guo	41	Vice President

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

Each of the foregoing directors, will hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

James Jianzhang Liang is one of the co-founders of our company. Mr. Liang served as Chief Executive Officer from 2000 to January 2006 and has served as a member of our board of directors since our inception. He has been Chairman of our board since August 2003. Prior to founding our company, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the board of Home Inns. Mr. Liang received his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

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

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the Founding Managing Partner of Sequoia Capital China. Mr. Shen served as our Chief Financial Officer from 2000 to October 2005 and as President from August 2003 to October 2005. Prior to founding our company, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. He was a director at Deutsche Bank Hong Kong where he worked from 1996 to 1999. Prior to 1996, he had worked at Chemical Bank, Lehman Brothers and Citibank in various investment banking areas. Currently, Mr. Shen is the Co-Chairman of Home Inns, an independent director and the chairman of the audit committee of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China, and an independent director and a member of the audit committee of E-House (China) Holdings Limited, a real estate services company based in China and listed in the New York Stock Exchange. He was awarded “Economic Figure of the Year” by CCTV in 2006 and was voted Top Venture Capitalist in China by Zero2IPO, Forbes Magazine and Global Entrepreneur Magazine. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.

Qi Ji is one of the co-founders of our company. He has served as our director since our inception. Other than performing his duties as a director of our company, Mr. Ji is not involved in our daily operations and business affairs. Mr. Ji is the Chief Executive Officer of Powerhill Holdings Ltd. He was the Chief Executive Officer of Home Inns from 2002 to January 2005. He was the Chief Executive Officer and the President of our company from 1999 to early 2002 consecutively. Prior to founding our company, he served as the Chief Executive Officer of Shanghai Sunflower High-Tech Group which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. He received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

Gabriel Li has served at different times on our board of directors since 2000. Mr. Li has been Deputy Chairman of our board since August 2003. Mr. Li is the Managing Director and Investment Committee Member of Orchid Asia Group Management, a private equity firm focused on investment in China and Asia for over the past 10 years. Prior to Orchid Asia, Mr. Li was a Managing Director at the Carlyle Group in Hong Kong, overseeing Asian technology investments. From 1997 to 2000, he was at Orchid Asia’s predecessor, where he made numerous investments in China and North Asia. Previously, he was a management consultant at McKinsey & Co in Hong Kong and Los Angeles. Mr. Li graduated summa cum laude from the University of California at Berkeley, earned his Master’s degree in Science from the Massachusetts Institute of Technology and his Master’s degree in Business Administration from Stanford Business School.

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

Suyang Zhang has served as our director since November 2004. He previously served as our director from December 1999 to June 2004. Mr. Zhang is currently a Vice President of IDG Technology Venture Investment Inc., where he has worked since 1996, and General Manager of Shanghai Pacific Technology Venture Fund Co., Ltd., where he has worked since 1994. Mr. Zhang has led his firms’ investments in a number of high-tech projects in the areas of electronics, telecommunications and software in recent years. He previously served as a Division Manager of Shanghai Bell, Deputy Director of Shanghai Telephone Equipment Manufacturing Company, and General Manager of Shanghai Vantone Industrial Co. Ltd. He currently serves on the boards of several companies, including Home Inns and Baud Data Communications Co., Ltd. Mr. Zhang holds a Bachelor of Electronics Engineering from Shanghai University and an Executive Masters of Business Administration from China European International Business School.

Jianmin Zhu has served as our Senior Vice President since January 2008. Prior to joining us, he worked with several software and system integration companies, including Compaq and RPTI International Ltd. He was a Senior Consultant at Compaq from 1999 to 2000 and Technical Director of RPTI International Ltd. from 1995 to 1998. Mr. Zhu received his Bachelor’s degree from Shanghai Jiao Tong University.

Tao Yang has served as our Senior Vice President since January 2008. He has served in a number of managerial positions in our company since 2000. From February 1999 to March 2000, Mr. Yang served as Sales Manager of Global Sources Ltd., a worldwide trading information provider. Mr. Yang holds a Bachelor’s degree in Mechanical Engineering from Shanghai Jiao Tong University.

Maohua Sun has served as our Vice President since January 2005. Ms. Sun joined us in 2000 and has held a number of managerial positions at our company. Prior to joining us, Ms. Sun worked at the Jinjiang Group, a hotel management company in China, from 1994 to 2000. Ms. Sun received her Bachelor’s degree from Shanghai Jiao Tong University.

James Lan Tang has served as our Vice President since April 2005. Prior to joining us, he worked as a marketing manager in Perfetti Van Melle Co. Ltd. in Shanghai from 2000 to 2005. Prior to that, Mr. Tang worked as a marketing manager and a financial analysis manager at YueSai Kan—Coty Cosmetics Inc. in Shanghai from 1997 to 2000. Mr. Tang received his Bachelor’s degree from Shanghai Jiao Tong University and Master’s degree in Economics from Virginia Commonwealth University in the United States.

Shaw Xiaoliang Ding has served as our Vice President since 2007. Prior to joining us, he was General Manager of Beijing Jianguo Hotel, a very first joint-ventured hotel in China, from late 2004 to February 2007. Previously, he was General Manager of marketing division of Beijing Tourism Group, one of the largest tourism enterprises in China, from August 2001 to December 2004. From 1994 to 2001, Mr. Ding held various senior positions at Beijing International Hotel, Hualong International Hotel Management Company and Intel (China) Corporation. Mr. Ding received his Master’s degree from Business School of Rutgers University and his Bachelor’s degree from Beijing Institute of International Politics.

Cindy Xiaofan Wang has served as our Vice President since January 2008. Ms. Wang joined us in 2001 and has held a number of managerial positions at our company. Prior to joining us, she served as finance manager in China eLabs, a venture capital firm from 2000 to 2001. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhongtian CPAs Company Limited. Ms. Wang received her Master’s degree from Catholic University Leuven, Belgium and her Bachelor’s degree from Shanghai Jiao Tong University.

Yuxiang Zhuang has served as our Vice President since January 2008. He has served in a number of managerial positions in our company since 2000. Prior to joining us, he worked as Assistant General Manager in Shanghai Ba-shi Travel Agency from July 1998 to February 2000. Mr. Zhuang received his Bachelor’s degree from Fudan University.

Dongjie Guo has has served as our Vice President since March 2008. Prior to joining us, he worked as Marketing Director in Beijing Tourism Group, one of the largest tourism enterprises in China, from September 2007 to March 2008. From July 1998 to August 2007, Mr. Guo served as Vice President and the President of China Comfort Travel Service Group consecutively. From 1988 to 1998, Mr. Guo held various senior positions at China Youth Travel Service Group. Mr. Guo received his Master’s degree in Business Administration from Fordham University and his Bachelor’s degree in Literature from Beijing University.

B. Compensation

We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$407,375 in 2007. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “—Employee’s Stock Option Plans” for options granted to our directors in 2007.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$744,675 in 2007. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2007 aggregate compensation amount. See “—Employee’s Stock Option Plans” for options granted to our executive officers in 2007.

Employee’s Stock Option Plans

Our board of directors has adopted four stock option plans, namely, the 2007 Share Incentive Plan, or the 2007 Plan, the 2005 Employee’s Stock Option Plan, or the 2005 Plan, the 2003 Employee’s Option Plan, or the 2003 Plan, and the 2000 Employee’s Stock Option Plan, or the 2000 Plan. The terms of the 2005 Plan, 2003 Plan and the 2000 Plan are substantially similar. The purpose of the plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers and directors and to promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

We have granted options to purchase our ordinary shares under the 2000 Plan, all of which were exercised as of February 29, 2008. We have not granted any options under the 2000 Plan since April 2003 and will not issue any additional options under the 2000 Plan.

We have reserved an aggregate of 1,187,510 of our ordinary shares for issuance under the 2003 Plan, under which 81,617 options were issued and outstanding as of February 29, 2008. All of the outstanding options under the 2003 Plan are held by employees who are not senior executives or directors. We will not issue any additional options under our 2003 Plan.

We have reserved an aggregate of 3,000,000 ordinary shares for issuance under the 2005 Plan, under which 2,301,527 options were issued and outstanding as of February 29, 2008.

Under the 2007 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to awards is 1,000,000 ordinary shares on the first business day of each calendar year beginning in 2007 to 2016. Under the 2007 Plan, 827,200 options were issued and outstanding as of February 29, 2008.

The following table summarizes, as of February 29, 2008, the outstanding options granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other optionees in the aggregate.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	76,667	19.455	January 24, 2005	January 24, 2010
	100,000	26.225	December 9, 2005	December 9, 2010
	50,000	58.39	February 13, 2007	February 13, 2012
	50,000	106.66	January 7, 2008	January 7, 2013
Qi Ji	10,000	77.02	August 13, 2007	August 13, 2012
Neil Nanpeng Shen	40,000	19.455	January 24, 2005	January 24, 2010
	21,000	58.39	February 13, 2007	February 13, 2012
Min Fan	120,000	19.455	January 24, 2005	January 24, 2010
	100,000	26.225	December 9, 2005	December 9, 2010
	200,000	58.39	February 13, 2007	February 13, 2012
	250,000	106.66	January 7, 2008	January 7, 2013
Jane Jie Sun	70,000	26.225	December 9, 2005	December 9, 2010
	100,000	58.39	February 13, 2007	February 13, 2012
	150,000	106.66	January 7, 2008	January 7, 2013
JP Gan	20,000	22.56	May 13, 2005	May 13, 2010
	21,000	58.39	February 13, 2007	February 13, 2012
Suyang Zhang	20,000	19.455	January 24, 2005	January 24, 2010
	21,000	58.39	February 13, 2007	February 13, 2012
Gabriel Li	21,000	58.39	February 13, 2007	February 13, 2012
Other employees	1,688,060	From 19.455 to 106.66	From January 24, 2005 to January 7, 2008	From January 24, 2010 to January 7, 2013
Total	3,128,727

The following paragraphs summarize the principal terms of our 2000, 2003 and 2005 Plans.

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

Vesting Schedule. One-third of the options granted under our stock option plans vest 12 months after a specified vesting commencement date; an additional one-third vest 24 months after the specified vesting commencement date and the remaining one-third vest 36 months after the specified vesting commencement date, subject to the optionee continuing to be a service provider on each of such dates.

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

Termination or Amendment of Plans. Unless terminated earlier, the 2005 Plan will terminate automatically in 2009, the 2003 Plan will terminate automatically in 2008 and the 2005 Plan will terminate automatically in 2010. Our board of directors has the authority to amend or terminate our stock option plans subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the stock option plan administrator, or (ii) affect the stock option plan administrator’s ability to exercise the powers granted to it under our stock option plans.

The following paragraphs summarize the terms of our 2007 Plan:

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreements. Options and stock purchase rights granted under our plan are evidenced by a stock option agreement or a stock purchase right agreement, as applicable, that sets forth the terms, conditions and limitations for each grant.

Eligibility. We may grant awards to our employees, directors and consultants or any of our related entities, which include our subsidiaries or any entities which are not subsidiaries but are consolidated in our consolidated financial statements prepared under U.S. GAAP.

Acceleration of Options upon Corporate Transactions. The outstanding options will terminate and accelerate upon occurrence of a change of control corporate transaction where the successor entity does not assume our outstanding options under the plan. In such event, each outstanding option will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change of control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.

Term of the Options. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed five years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the stock option agreement specifies, the vesting schedule. One-third of the options granted under our stock option plans vest 24 months after a specified vesting commencement date, an additional one-third vest 36 months after the specified vesting commencement date and the remaining one-third vest 48 months after the specified vesting commencement date, subject to other terms under the option plan.

Other Equity Awards. In addition to stock options, we may also grant to our employees, directors and consultants or any of our related entities share appreciation rights, restricted share awards, restricted share unit awards, deferred share awards, dividend equivalents and share payment awards, with such terms and conditions as our board of directors (or, if applicable, the compensation committee) may, subject to the terms of the plan, establish.

Transfer Restrictions. Options to purchase our ordinary shares may not be transferred in any manner by the optionee other than by will or the laws of succession and may be exercised during the lifetime of the optionee only by the optionee.

Termination or Amendment of the Plan. Unless terminated earlier, the plan will terminate automatically in 2017. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law, regulation or stock exchange rule. We must also generally obtain approval of our shareholders to (i) increase the number of shares available under the plan (other than any adjustment as described above), (ii) permit the grant of options with an exercise price that is below fair market value on the date of grant, (iii) extend the exercise period for an option beyond ten years from the date of grant, or (iv) results in a material increase in benefits or a change in eligibility requirements.

C. Board Practices

In 2007, our directors held meetings or passed resolutions by unanimous written consent 14 times. No director participated in fewer than 75% of all the meetings of our board and its committees on which he served after becoming a member of our board. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules.

Committees of the Board of Directors

Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relatively to the adequacy of our internal accounting controls.

As of the date of this annual report, our audit committee consists of Messrs. Gan, Li and Shen. All of these directors meet the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The independence definition under Rules 4200 of the Nasdaq Rules is met by Messrs. Gan and Li. Mr. Shen was our Chief Financial Officer until October 2005 and therefore is not considered an independent director under Rule 4200. Rule 4350 of the Nasdaq Rules permits foreign private issuers like our company to follow home country practice in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to Nasdaq certifying that under Cayman Islands law, we are not required to establish or maintain an audit committee, and Cayman Islands law contains no requirement with respect to the independence of directors or the constitution of any audit committee that may be created. Nasdaq has acknowledged the receipt of such letter and our home country practice with respect to the audit committee. In addition, all the members of our audit committee qualify as “audit committee financial experts” as defined in the relevant Nasdaq Rules. In 2007, our audit committee held meetings or passed resolutions by unanimous written consent six times.

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

Our compensation committee consists of Messrs. Zhang and Gan, both of whom meet the “independence” definition under the Nasdaq Rules. In 2007, our compensation committee held four meetings.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly and in good faith in the best interests of our company. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to take legal action if a duty owed by our directors is breached.

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified. A director may only be removed by the shareholders who nominated and elected such director. Officers are elected by and serve at the discretion of the board of directors.

D. Employees

As of December 31, 2007, we had approximately 7,100 employees, including 500 in management and administration, 3,700 in our customer service center, 1,200 in sales and marketing, and 1,700 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Guangzhou and Shenzhen, and we have certain on-site sales and marketing staffs in over 45 major cities in China. We consider our relations with our employees to be good.

E. Share Ownership

As of February 29, 2008, 33,221,132 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, taking into account the aggregate number of ordinary shares underlying share options that were outstanding as of, and exercisable within 60 days after, February 29, 2008, by (1) each of our directors and senior management; and (2) each of our shareholders who beneficially own more than 5.0% of our ordinary shares. For information regarding share options granted to our directors and senior executive officers, see Item 6.B, “— Compensation of

Directors and Executive Officer.” Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Directors and Senior Management:
James Jianzhang Liang(3)	576,667	1.7%
Min Fan(4)	399,737	1.2%
Neil Nanpeng Shen(5)	167,000	0.5%
Jane Jie Sun(6)	70,000	0.2%
James Lan Tang(7)	39,513	0.1%
Jianmin Zhu(8)	33,000	0.1%
Other directors and executive officers as a group of 9 persons each of whom individually owns less than 0.1%(9)	167,356	0.5%
Principal Shareholders:
Entities affiliated with FMR LLC(10)	4,952,667	14.9%
Entities affiliated with AXA Assurances I.A.R.D. Mutuelle (11)	3,436,744	10.3%
Entities affiliated with Morgan Stanley(1 2)	2,008,230	6.1%
Entities affiliated with Mirae Asset Global Investments (Hong Kong) Limited(13)	1,643,803	5.0%

Notes:	(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.
	(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 33,221,132, being the number of ordinary shares outstanding as of February 29, 2008, and the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after February 29, 2008.
	(3)	Includes 433,333 ordinary shares held by Mr. Liang and 143,334 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2008 held by Mr. Liang.
	(4)	Includes 146,404 ordinary shares held by Perfectpoint International Limited, a British Virgin Islands company owned by Mr. Fan and 253,333 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2008 held by Mr. Fan.
	(5)	Includes 120,000 ordinary shares held by Mr. Shen and SmartMaster International Limited, a British Virgin Islands company owned by Mr. Shen and 47,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2008 held by Mr. Shen.
	(6)	Includes 70,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2008 held by Ms. Sun.
	(7)	Includes 10,746 ordinary shares held by Mr. Tang and 28,767 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2008 held by Mr. Tang.
	(8)	Includes 23,000 ordinary shares held by Mr. Zhu and 10,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2008 held by Mr. Zhu.
	(9)	Includes 47,274 ordinary shares and 120,082 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2008 held by 9 of our current directors and executive officers as a group.
	(10)	Includes 4,952,667 ordinary shares held by entities affiliated with FMR LLC, which we refer to collectively as FMR. Information regarding beneficial ownership is reported as of December 31, 2007, based on the information contained in the Schedule 13G/A filed by FMR with the SEC on February 14, 2008 and the number of ordinary shares outstanding as of December 31, 2007. Please see this Schedule 13G/A for information relating to FMR. The address of FMR is 82 Devonshire Street, Boston, Massachusetts 02109.
	(11)	Includes 3,436,744 ordinary shares held by entities affiliated with AXA Assurances I.A.R.D. Mutuelle, which we refer to collectively as AXA. Information regarding beneficial ownership is reported as of March 31, 2008, based on the information contained in the Schedule 13G/A filed by AXA with the SEC on April 10, 2008 and the number of ordinary shares outstanding as of March 31, 2008. Please see this Schedule 13G/A for information relating to AXA. The address of AXA is 26, rue Drouot, 75009 Paris, France.
	(12)	Includes 2,008,230 ordinary shares held by entities affiliated with Morgan Stanley & Co. Incorporated, which we refer to collectively as Morgan Stanley. Information regarding beneficial ownership is reported as of December 31, 2007, based on the information contained in the Schedule 13G filed by Morgan Stanley with the SEC on February 14, 2008 and the number of ordinary shares outstanding as of December 31, 2007. Please see this Schedule 13G for information relating to Morgan Stanley. The address of Morgan Stanley is 1585 Broadway, New York, New York 10036.

(13)	Includes 1,643,803 ordinary shares held by entities affiliated with Mirae Asset Global Investments (Hong Kong) Limited, which we refer to collectively as Mirae. Information regarding beneficial ownership is reported as of December 28, 2007, based on the information contained in the Schedule 13G filed by Mirae with the SEC on January 22, 2008 (after adjustment to reflect a change of the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to one ADS representing one-half of an ordinary share) and the number of ordinary shares outstanding as of December 28, 2007. Please see this Schedule 13G for information relating to Mirae. The address of Mirae is Level 15, Three Pacific Place, 1 Queen’s Road East, Hong Kong.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6, “—Share Ownership.”

In connection with a registered offering of 13,290,000 ADSs of our company, which was consummated on August 15, 2007, pursuant to an underwriting agreement, dated August 9, 2007, Rakuten, Inc., or Rakuten, sold to the underwriters named therein an aggregate of 13,290,000 ADSs, representing 6,645,000 shares, at a price of $38 per ADS. As a result of such sale, Rakuten no longer beneficially owns ordinary shares or ADSs of our company. Please see Schedule 13D/A filed by Rakuten on August 17, 2007 for information relating to Rakuten.

B. Related Party Transactions

Arrangements with Consolidated Affiliated Chinese Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. Therefore, we conduct part of our operations in our non-hotel reservation businesses through a series of agreements between our PRC subsidiaries and our affiliated Chinese entities, which hold the licenses and approvals for conducting the air-ticketing, travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our affiliated Chinese entities. As of December 31, 2007, Mr. Fan, who is a co-founder, shareholder, director and Chief Executive Officer of our company, Mr. Ji, who is a co-founder, shareholder and director of our company, Mr. Zhu, who is a Senior Vice President of our company, Mr. Yan, a senior executive of our company, and Fengying Zhang, a family member of a senior officer, were the principal owners of most of the equity in each of our affiliated Chinese entities. As of December 31, 2007:

•	Mr. Ji and Ctrip Commerce owned 35.56% and 64.44%, respectively, of Beijing Ctrip.

•	Messrs. Ji and Fan owned 10.2% and 89.8%, respectively, of Ctrip Commerce.

•	Ctrip Commerce and Mr. Ji owned 90% and 8.33% of Shanghai Huacheng, respectively.

•	Messrs. Fan and Zhu owned 90% and 10%, respectively, of Guangzhou Ctrip as well as Shenzhen Ctrip.

•	Messrs. Fan and Yan owned 98.2% of Shanghai Ctrip Charming.

•	A family member of a senior officer owned 100% of the equity interest in Nantong Tongcheng.

We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and our respective affiliated Chinese entities are almost identical except for the amount of the business loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that Messrs. Ji, Fan, Zhu and Yan will not receive any personal benefits from these agreements except as shareholders of our company. According to our PRC counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current laws and regulations of China. The principal terms of these agreements are described below.

Powers of Attorney. Each of Messrs. Ji, Fan, Zhu and Yan has irrevocably appointed our Chief Financial Officer, Jane Jie Sun, as attorney-in-fact to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the chief executive officer of our affiliated Chinese entities. The appointment of Ms. Sun as the attorney-in-fact will terminate if she is no longer employed by one of our subsidiaries in China. The term of each of the powers of attorney is ten years.

Exclusive Technical Consulting and Services Agreements. Ctrip Computer Technology and Ctrip Travel Network provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. The initial term of these agreements is ten years. In consideration for our services, our affiliated Chinese entities agree to pay our service fees, which are subject to quarterly adjustment based on their actual operating results. For 2007, Ctrip Commerce paid Ctrip Computer Technology an average quarterly fee of RMB340,000 (US$46,610) based on the volume of services provided; Beijing Ctrip paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate of RMB47 (US$6) per ticket and RMB230 (US$32) per person per tour; Shanghai Huacheng paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold in the quarter, at an average rate of RMB43 (US$6) per ticket; Guangzhou Ctrip paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate of RMB29 (US$4) per ticket and RMB27 (US$4) per person per tour; Shanghai Ctrip Charming paid Ctrip Computer Technology a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate of RMB27 (US$4) per ticket and RMB221 (US$30) per person per tour; and Shenzhen Ctrip paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold in the quarter and the number of packaged-tour products sold in the quarter, at an average rate of RMB8 (US$1) per ticket and RMB2 (US$0) per person per tour.

Share Pledge Agreements. Messrs. Ji, Fan, Zhu and Yan and Ms. Zhang pledge their respective equity interests in our affiliated Chinese entities as a guarantee for the payment by our affiliated Chinese entities of technical and consulting services fees to us under the exclusive technical consulting and services agreements described above. In the event any of our affiliated Chinese entity breaches any of its obligations under the service agreement with us, we are entitled to sell the equity interests held by Messrs. Ji, Fan, Zhu and/or Yan, as the case may be, and retain the proceeds from such sale or require any of them to transfer his equity interest without consideration to the Chinese citizen(s) designated by us. We will endeavor to enforce our rights in full under the share pledge agreement in the event that any affiliated Chinese entity breaches its obligations under the exclusive technical consulting and services agreement with us.

Trademark License Agreements. We grant certain of our affiliated Chinese entities licenses to use our registered trademarks on their websites for a license fee of RMB3,000 (US$411) per year, if necessary. The terms of these agreements are ten years and may be extended by us for one year.

Software License Agreements. We grant our affiliated Chinese entities the right to use our software for a royalty fee of RMB3,000 (US$411) per year. The terms of these agreements are ten years and may be extended by us for one year.

Business Loan Arrangements. Due to government restrictions on foreign ownership of air-ticketing, travel agencies, and value-added telecommunications businesses in China, we have made business loan arrangements with Messrs. Ji, Fan, Zhu and Ms. Zhang with the sole and exclusive purpose of providing funds necessary for the capitalization or acquisition of our affiliated Chinese entities. These loan amounts were injected into the affiliated Chinese entities as capitals and cannot be accessed for any personal uses. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our affiliated Chinese entities, as described in the following paragraph, and the business loan arrangements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

The following table sets forth, as of December 31, 2007, the amount of each business loan arrangement, the date the loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the business loan, the borrower and the affiliated Chinese entity.

Date of Loan Agreement	Borrower	Affiliated Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in thousands of RMB)	(in thousands of US$)			(in thousands of RMB)	(in thousands of US$)
September 10, 2003	Qi Ji	Beijing Ctrip	1,549.5	198.5	None	September 10, 2013	1,549.5	198.5
September 10, 2003	Min Fan	Ctrip Commerce	980.0	125.6	None	September 10, 2013	980.0	125.6
September 10, 2003	Qi Ji	Ctrip Commerce	1,020.0	130.7	None	September 10, 2013	1,020.0	130.7
January 15, 2004	Min Fan	Ctrip Commerce	4,100.0	525.4	None	January 15, 2014	4,100.0	525.4
October 11, 2006	Min Fan	Ctrip Commerce	3,900.0	499.7	None	January 15, 2014	3,900.0	499.7
August 1, 2004	Jianmin Zhu	Guangzhou Ctrip	50.0	6.4	None	August 1, 2014	50.0	6.4
September 10, 2003	Min Fan	Guangzhou Ctrip	450.0	57.7	None	September 10, 2013	450.0	57.7
August 1, 2004	Jianmin Zhu	Guangzhou Ctrip	150.0	19.2	None	August 1, 2014	150.0	19.2
March 1, 2004	Min Fan	Guangzhou Ctrip	1,350.0	173.0	None	March 1, 2014	1,350.0	173.0
May 11, 2006	Jianmin Zhu	Guangzhou Ctrip	100.0	12.8	None	August 1, 2014	100.0	12.8
May 11, 2006	Min Fan	Guangzhou Ctrip Shanghai Ctrip	900.0	115.3	None	March 1, 2014	900.0	115.3
October 30, 2003	Min Fan	Charming Shanghai	4,290.0	549.7	None	October 30, 2013	4,290.0	549.7
		Ctrip
May 26, 2006	Min Fan	Charming Shenzhen	1,190.0	152.5	None	October 30, 2013	1,190.0	152.5
February 6, 2004	Min Fan	Ctrip Shenzhen	1,350.0	173.0	None	February 6, 2014	1,350.0	173.0
August 1, 2004	Jianmin Zhu	Ctrip Shenzhen	150.0	19.2	None	August 1, 2014	150.0	19.2
April 24, 2006	Min Fan	Ctrip Shenzhen	900.0	115.3	None	February 6, 2014	900.0	115.3
April 24, 2006	Jianmin Zhu	Ctrip Shanghai	100.0	12.8	None	August 1, 2014	100.0	12.8
April 12, 2004	Ji Qi Fengying	Huacheng Ctrip	250.0	32.0	None	April 12, 2014	250.0	32.0
March 7, 2008	Zhang	Nantong	10,000.0	1,370.9	None	March 6, 2015	10,000.0	1,370.9

Exclusive Option Agreements. As consideration for our entering into the business loan arrangements described above, each of Messrs. Ji, Fan, Zhu, Yan and Ms. Zhang has granted us an exclusive, irrevocable option to purchase all of their equity interests in our affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. If we exercise these options, we will cancel the outstanding business loans we extended to Messrs. Ji, Fan and Zhu to fund our affiliated Chinese entities.

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

Stock Option Grants

Please refer to Item 6, “—Employee’s Stock Option Plans.”

Commissions from Home Inns & Hotel Management Inc. and its affiliates (collectively, “Home Inns”)

One of our hotel suppliers, Home Inns, has two directors in common with our company. Home Inns has entered into agreements with us to provide hotel rooms for our customers. Total commissions from Home Inns amounted to RMB512,724, RMB6,272,966 and RMB8,936,554 (US$1,225,092) for the year ended 2005, 2006 and 2007, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Commissions from Hanting Hotels Inc. and its affiliates (collectively, “Hanting”)

One of our hotel suppliers, Hanting, has a director in common with our company and a director who is a family member of one of our officers. Hanting has entered into agreements with us to provide hotel rooms for our customers. Total commissions Hanting paid us amounted to RMB287,734, RMB1,427,512 and RMB5,569,353 (US$763,490) in 2005, 2006 and 2007, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Advertising expenses to Focus Media Holding Ltd.

One of our advertising suppliers, Focus Media Holding Ltd., has a director in common with our company. Focus Media Holding Ltd. has entered into agreements with us to provide certain advertising services for us. Total advertising expenses to Focus Media Holding Ltd. amounted to RMB2,131,501, RMB1,543,900 and zero in 2005, 2006 and 2007, respectively. These advertising expenses were incurred by us in our ordinary course of business on terms substantially similar to those for unrelated advertising suppliers.

Marketing expenses to Alibaba-Yahoo! China

One of our advertising suppliers, Alibaba—Yahoo! China, was affiliated with a family member of one of our officers. Alibaba—Yahoo! China has entered into agreements with us to provide certain marketing services for us. Total marketing expenses we paid to Alibaba—Yahoo! China amounted to RMB718,874, RMB800,000 and zero in 2005, 2006 and 2007, respectively. These marketing expenses were incurred by us in our ordinary course of business on terms substantially similar to those for unrelated advertising suppliers.

Certain Leased Property in Shanghai

We lease 1,223 square meters of our premises in Shanghai from a company controlled by a family member of one of our directors. Total rental expenses for the leased property amounted to RMB550,000, RMB550,000 and RMB281,650 (US$38,611) in 2005, 2006 and 2007, respectively. Our renewed lease term commenced on February 1, 2007 and expired on June 30, 2007.

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

Our board and shareholders approved a distribution of 30% of our audited net income for 2004 to our shareholders as dividends. On July 8, 2005, we distributed dividends in the aggregate amount of US$5 million to our shareholders of record as of June 30, 2005, at a dividend rate of RMB1.26, or US$0.1525, per ordinary share.

Our board and shareholders approved a distribution of 30% of our audited net income for 2005 to our shareholders as dividends. On July 14, 2006, we distributed dividends in the aggregate amount of US$8 million to our shareholders of record as of June 30, 2006, at a dividend rate of RMB2.04, or US$0.255, per ordinary share.

In October 2006, our shareholders approved a distribution of 30% of our net income for 2006 to our shareholders as dividends. On July 6, 2007, we distributed dividends in the aggregate amount of RMB 72 million (US$9.5 million) to our shareholders of record as of June 29, 2007, at a dividend rate of RMB 2.11, or US$0.277, per ordinary share.

On June 15, 2007, our shareholders approved the distribution of dividends equal to 30% of our net income for 2007 to the shareholders of record as of a date to be determined by our board of directors.

On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right for each of our ordinary shares outstanding as of the close of business on December 3, 2007. See Item 10, “Additional Information—Memorandum and Articles of Association—Shareholder Rights Plan.”

The Company has received dividends from our subsidiaries, which have received consulting or other fees from our affiliated Chinese entities. In accordance with current PRC laws and regulations, our subsidiaries and affiliated Chinese entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits for the year determined in accordance with Chinese accounting standards and regulations. Each of our subsidiaries and affiliated Chinese entities in China may stop allocations to its general reserve if such reserve has reached 50% of its registered capital. In addition, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Ctrip Information Technology are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in forms of loans, advances, or cash dividends.

Our board of directors has complete discretion as to whether we will distribute dividends in the future. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, tax exposure and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details.

Our ADSs have been listed on the Nasdaq Global Market since December 9, 2003. Our ADSs are traded under the symbol “CTRP.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods presented and all prices have been retroactively adjusted to reflect the change in ratio effective on July 31, 2007 for all periods presented.

	Sales Price (US$)
	High	Low
2003 (from December 9, 2003)	10.77	6.00
2004	14.23	5.66
2005	16.68	9.04
2006	32.66	13.91
First Quarter	21.15	13.91
Second Quarter	26.66	20.72
Third Quarter	28.25	21.20
Fourth Quarter	32.66	22.45
2007	63.24	27.53
First Quarter	37.34	27.53
Second Quarter	41.05	33.27
Third Quarter	52.89	35.91
Fourth Quarter	63.24	45.56

Monthly Highs and Lows
October 2007	57.33	45.56
November 2007	62.87	51.71
December 2007	63.24	54.49
January 2008	58.90	40.04
February 2008	63.00	45.13
March 2008	59.55	48.66
April 2008 (through April 28, 2008)	62.42	51.35

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, have been listed on the Nasdaq Global Market since December 9, 2003 under the symbol “CTRP.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Memorandum of Association and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 Registration Statement (File No. 333-110455) originally filed with the Commission on November 13, 2003, as amended. The amended and restated memorandum and articles of association was adopted by our shareholders at an extraordinary shareholder meeting on December 8, 2003, and was amended at our annual general meeting of shareholders held in Shanghai on October 17, 2006. The amendment to our amended and restated memorandum and articles of association, relating to our board composition, was contained in Exhibit 99.2 to our current report on Form 6-K filed with the Commission on October 17, 2006.

Shareholder Rights Plan

On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on December 3, 2007. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from us one ordinary share at a price of $700 per ordinary share, subject to adjustment.

The Rights will expire on November 23, 2017, subject to our right to extend such date and are exercisable upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the voting securities of our company, or (ii) 10 business days following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the voting securities of our company. Upon exercise, all Rights holders except the potential acquirer will be entitled to acquire our ordinary shares at a discount. We are entitled to redeem the Rights in whole at any time on or before the tenth day following acquisition by a person or group of 20% or more of our voting securities (which for these purposes include ADSs representing ordinary shares).

The Rights were not distributed in response to any specific effort to acquire control of our company.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business for the two years immediately preceding the date of this annual report and other than those described in Item 4, “Information on the Company,” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between RMB and the U.S. dollar. From July 21, 2005 to April 28, 2008, the RMB cumulatively appreciated approximately 15.4% over the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

For foreign tax credit limitation purposes, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit limitation are complex and U.S. Holders should consult their tax advisors to determine the effect of these rules in their particular circumstances.

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

Based on the market value of our ADSs, the composition of our assets and income and our operations, we believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2007.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act, with respect to our ordinary shares. We have also previously filed with the SEC our registration statement on Form F-2, as amended, and prospectus under the Securities Act, with respect to the sale of 1,914,000 ADSs by certain selling shareholders. We have also previously filed with the SEC our registration statement on Form F-3 and prospectus under the Securities Act, with respect to the sale of 13,290,000 ADSs by a selling shareholder.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC’s public reference room located at Room 1580, 100F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information

For a list of our subsidiaries, see Item 4.C, “—Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance as of December 31, 2007, one basis point decrease in interest rates would result in approximately RMB190,000 decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while almost all of our revenue is denominated in RMB. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Risk Factors—Risks Related to Doing Business in China—Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On July 31, 2007, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing one-half (0.5) of an ordinary share.

On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right for each of our ordinary shares outstanding at the close of business on December 3, 2007. See Item 10, “Memorandum and Articles of Association.”

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2007, as stated in its report, which appears on page F-2 of this Form 20-F.

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

See Item 6.C, “—Board Practices.”

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

	For the Year Ended December 31,
	2006	2007	2007
	RMB	RMB	US$
Audit fees(1)	8,138,642	6,339,639	869,087
All other fees(2)	495,776	1,298,396	177,994

(1)	“Audit fees” means the aggregate fees for professional services rendered by our principal auditors for the interim review of quarterly financial statements and the audit of our annual financial statements in 2006 and 2007.
(2)	“All other fees” means the aggregate fees for services rendered in connection with the Company’s filing of the Form F-3 in 2007 and services in connection with Section 404 of the Sarbanes-Oxley Act of 2002 in 2006.

Our audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services and tax services, as well as, to a very limited extent, specifically designated non-audit services which, in the opinion of the audit committee, will not impair the independence of the registered public accounting firm. In the third quarter of 2007, our audit committee has pre-approved professional service provided by the independent registered public accounting firm in an amount not to exceed US$10,000. The independent registered public accounting firm and our management are required to report to the audit committee on the quarterly basis regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in compliance with Rule 10A-3 under the Exchange Act and The Nasdaq Stock Market, Inc. Marketplace Rules with respect to the audit committee.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We do not have an equity securities repurchase program and did not repurchase any of our equity securities during the year ended December 31, 2007.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements for Ctrip.com International, Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003), as amended (amendment incorporated by reference to Exhibit 99.2 to our current report on Form 10-K filed with the Commission on October 17, 2006)

2.1	Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.2	Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.3	Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 23, 2007)

2.4*	Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial from time to time of American Depositary Receipts issued thereunder

4.1	Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) and Exhibit 10.23 from our Registration Statement on Form F-2 (file no. 333- 121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers. (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3	Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4	Employment Agreement between the Registrant and James Jianzhang Liang. (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5	Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

Exhibit Number	Document
4.6	Employment Agreement, between the Registrant and Min Fan. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7	Translation of Form of Consulting and Services Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.8	Translation of Form of Business Loan Agreement between Ctrip.com (Hong Kong) Limited and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.9	Translation of Form of Exclusive Option Agreement among Ctrip.com (Hong Kong) Limited, an Affiliated Chinese Entity of the Registrant and the Shareholder of the Entity, as currently in effect. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.10	Translation of Form of Share Pledge Agreement among Ctrip Computer Technology (Shanghai) Co., Ltd. and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.11	Translation of Form of Trademark License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.12	Translation of Form of Software License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13	Translation of Form of Operating Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.14	Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.15	Translation of Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.16	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.17	Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

Exhibit Number	Document
4.18	Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 22, 2005)

4.19	Translation of Construction Agreement dated February 13, 2006 between Shanghai No. 1 Construction Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.20	Ctrip.com International, Ltd. 2007 Share Incentive Plan (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form S-8 (file no. 333-146761) filed with the Securities and Exchange Commission on October 17, 2007)

4.21*	Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd.

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 from our Registration Statement on Form F-3 (file no. 333-145161) filed with the Securities and Exchange Commission on August 6, 2007)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Commerce & Finance Law Office

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CTRIP.COM INTERNATIONAL, LTD.

By	/s/ MIN FAN
Name:	Min Fan
Title:	Chief Executive Officer

Date: April 29, 2008

CTRIP. COM INTERNATIONAL, LTD.

Report of In dependent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ctrip.com International, Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Report of Management on Internal Control over Financial Reporting included in Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/    PricewaterhouseCoopers Zhong Tian CPAs Limited Company

April 29, 2008

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Revenues:
Hotel reservation	362,856,812	476,494,606	676,511,238	92,741,376
Air-ticketing	162,645,049	292,701,199	503,453,383	69,017,271
Packaged-tour	22,755,626	41,702,488	71,495,585	9,801,166
Others	10,915,639	23,128,346	35,818,022	4,910,210

Total revenues	559,173,126	834,026,639	1,287,278,228	176,470,023

Less: business tax and related surcharges	(34,989,970)	(54,075,096)	(88,167,081)	(12,086,623)

Net revenues	524,183,156	779,951,543	1,199,111,147	164,383,400

Cost of revenues	(88,627,315)	(153,131,864)	(236,226,063)	(32,383,690)

Gross profit	435,555,841	626,819,679	962,885,084	131,999,710

Operating expenses:
Product development	(57,912,533)	(105,938,184)	(177,301,995)	(24,305,924)
Sales and marketing	(112,532,026)	(172,491,625)	(243,314,529)	(33,355,431)
General and administrative	(42,650,522)	(93,173,911)	(137,943,756)	(18,910,394)

Total operating expenses	(213,095,081)	(371,603,720)	(558,560,280)	(76,571,749)

Income from operations	222,460,760	255,215,959	404,324,804	55,427,961

Interest income	12,660,661	15,632,481	16,703,553	2,289,852
Other income	19,970,593	11,213,801	35,297,223	4,838,815

Income before income tax expense and minority interests	255,092,014	282,062,241	456,325,580	62,556,628

Income tax expense	(30,577,400)	(41,277,020)	(58,005,983)	(7,951,907)
Minority interests	(268,790)	(221,374)	4,013	550

Net income	224,245,824	240,563,847	398,323,610	54,605,271

Other comprehensive income:
Foreign currency translation adjustments	(9,021,663)	(8,459,660)	(20,321,443)	(2,785,820)

Comprehensive income	215,224,161	232,104,187	378,002,167	51,819,451

Earnings per ordinary share
—Basic	7.06	7.44	12.10	1.66

—Diluted	6.91	7.23	11.67	1.60

Earnings per ADS
—Basic	3.53	3.72	6.05	0.83

—Diluted	3.46	3.62	5.84	0.80

Weighted average ordinary shares outstanding
—Basic shares	31,762,419	32,342,998	32,927,454	32,927,454

—Diluted shares	32,441,131	33,268,220	34,121,390	34,121,390

Share-based compensation included in Operating expense above is as follows:
Product development	(402,693)	(13,694,058)	(22,707,705)	(3,112,947)
Sales and marketing	(258,523)	(8,557,942)	(13,648,562)	(1,871,050)
General and administrative	(1,115,636)	(32,430,027)	(50,557,618)	(6,930,828)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2007

	2006	2007	2007
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	844,392,604	1,064,418,278	145,918,663
Restricted cash	6,600,000	6,600,000	904,779
Short-term investment	—	141,174,094	19,353,233
Accounts receivable, net	136,688,354	260,683,770	35,736,541
Due from related parties	939,000	2,138,947	293,223
Prepayments and other current assets	61,931,154	61,350,652	8,410,420
Deferred tax assets, current	2,916,151	11,275,767	1,545,769

Total current assets	1,053,467,263	1,547,641,508	212,162,628

Long-term deposits	80,174,984	147,092,990	20,164,641
Land use rights	66,449,208	65,083,814	8,922,191
Property, equipment and software	153,690,484	267,194,788	36,629,121
Investment	80,416,250	80,416,250	11,024,079
Goodwill	14,595,849	14,595,849	2,000,912
Intangible assets	3,058,465	2,918,809	400,133

Total assets	1,451,852,503	2,124,944,008	291,303,705

LIABILITIES
Current liabilities:
Accounts payable	151,408,198	230,904,562	31,654,177
Due to related parties	407,128	249,910	34,260
Salary and welfare payable	32,778,110	65,497,142	8,978,853
Taxes payable	34,913,392	49,079,149	6,728,148
Advances from customers	38,178,866	96,672,341	13,252,590
Accrued liability for customer reward program	29,566,712	44,659,657	6,122,290
Dividend payable	72,169,155	119,497,083	16,381,582
Other payables and accruals	61,623,712	65,481,300	8,976,681

Total current liabilities	421,045,273	672,041,144	92,128,581

Other long-term payables	2,437,500	1,625,000	222,767

Total liabilities	423,482,773	673,666,144	92,351,348

Minority interests	672,780	1,158,767	158,853
Commitments and contingencies (note 15)
Shareholders’ equity
Share capital (US$0.01 par value; 100,000,000 shares authorized, 32,649,753 and 33,193,693 share issued and outstanding as of December 31, 2006 and 2007, respectively.)	2,700,889	2,742,210	375,923
Additional paid-in capital	627,461,168	791,336,910	108,482,564
Statutory reserves	53,787,911	60,869,845	8,344,507
Cumulative foreign currency translation adjustments	(16,099,263)	(36,420,706)	(4,992,831)
Retained earnings	359,846,245	631,590,838	86,583,341

Total shareholders’ equity	1,027,696,950	1,450,119,097	198,793,504

Total liabilities and shareholders’ equity	1,451,852,503	2,124,944,008	291,303,705

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Ordinary shares (US$0.01 par value)		Additional paid-in capital	Statutory reserves	Deferred share-based compensation	Cumulative foreign currency translation adjustments	Retained earnings	Total shareholders’ equity

	Number of shares	Par Value

		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2004	31,565,040	2,613,542	511,367,287	19,256,862	(2,258,908)	1,382,060	69,010,525	601,371,368
Exercise of share option	472,569	38,600	13,578,370	—	—	—	—	13,616,970
Deferred share-based compensation	—	—	(16,801)	—	1,793,653	—	—	1,776,852
Appropriations to statutory reserves	—	—	—	22,512,619	—	—	(22,512,619)	—
Dividends	—	—	—	—	—	—	(67,273,747)	(67,273,747)
Foreign currency translation adjustments	—	—	—	—	—	(9,021,663)	—	(9,021,663)
Net income	—	—	—	—	—	—	224,245,824	224,245,824

Balance as of December 31, 2005	32,037,609	2,652,142	524,928,856	41,769,481	(465,255)	(7,639,603)	203,469,983	764,715,604

Exercise of share option	612,144	48,747	48,315,540	—	—	—	—	48,364,287
Adoption of SFAS No. 123R	—	—	(465,255)	—	465,255	—	—	—
Share-based compensation	—	—	54,682,027	—	—	—	—	54,682,027
Appropriations to statutory reserves	—	—	—	12,018,430	—	—	(12,018,430)	—
Dividends	—	—	—	—	—	—	(72,169,155)	(72,169,155)
Foreign currency translation adjustments	—	—	—	—	—	(8,459,660)	—	(8,459,660)
Net income	—	—	—	—	—	—	240,563,847	240,563,847

Balance as of December 31, 2006	32,649,753	2,700,889	627,461,168	53,787,911	—	(16,099,263)	359,846,245	1,027,696,950

Exercise of share option	543,940	41,321	76,961,857	—	—	—	—	77,003,178
Share-based compensation	—	—	86,913,885	—	—	—	—	86,913,885
Appropriations to statutory reserves	—	—	—	7,081,934	—	—	(7,081,934)	—
Dividends	—	—	—	—	—	—	(119,497,083)	(119,497,083)
Foreign currency translation adjustments	—	—	—	—	—	(20,321,443)	—	(20,321,443)
Net income	—	—	—	—	—	—	398,323,610	398,323,610

Balance as of December 31, 2007	33,193,693	2,742,210	791,336,910	60,869,845	—	(36,420,706)	631,590,838	1,450,119,097

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	224,245,824	240,563,847	398,323,610	54,605,271
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	1,776,852	54,682,027	86,913,885	11,914,825
Provision for doubtful accounts	—	141,462	3,643,214	499,440
Depreciation of property, equipment and software	8,413,707	12,254,080	24,773,735	3,396,175
Amortization of intangible assets and land use rights	419,303	1,960,182	1,505,050	206,324
Minority interests	268,790	221,374	(4,013)	(550)
Deferred tax benefits	(1,125,768)	(780,980)	(8,359,616)	(1,146,001)
Loss from disposal of property, equipment and software	95,717	680,494	1,164,610	159,654
Changes in current assets and liabilities:
Increase in restricted cash	(6,600,000)	—	—	—
Increase in accounts receivable	(27,973,532)	(77,556,256)	(137,176,380)	(18,805,196)
Increase in due from related parties	(590,997)	(288,751)	(1,199,947)	(164,498)
Increase in prepayments and other current assets	(20,570,031)	(14,526,301)	(18,098,226)	(2,481,044)
Increase in long-term deposits	(27,569,254)	(25,890,183)	(66,918,006)	(9,173,636)
Increase in accounts payable	42,203,089	79,054,806	79,496,364	10,897,975
Increase (decrease) in due to related parties	289,043	(683,344)	(157,218)	(21,553)
Increase in salary and welfare payable	7,233,171	11,434,209	32,719,032	4,485,377
(Decrease) increase in taxes payable	(7,371,225)	18,863,360	14,165,757	1,941,951
Increase in advances from customers	21,646,104	10,861,282	58,493,475	8,018,736
Increase in accrued liability for customer reward program	9,314,090	9,790,519	15,092,945	2,069,057
Increase in other payables and accruals	7,259,120	27,110,163	1,202,469	164,844

Net cash provided by operating activities	231,364,003	347,891,990	485,580,740	66,567,151

Cash flows from investing activities:
Purchase of property, equipment and software	(31,885,163)	(96,572,815)	(126,846,348)	(17,389,075)
Purchase of land use right	(41,430,515)	(26,839,219)	—	—
Cash paid for short-term investment	—	—	(141,174,094)	(19,353,233)
Cash paid for investment	—	(80,416,250)	—	—
Cash paid for minority interest in a VIE	—	(750,000)	(1,562,500)	(214,200)
Purchase of intangible assets	—	(2,395,071)	—	—
Decrease in long-term loans to related parties	500,000	—	—	—

Net cash used in investing activities	(72,815,678)	(206,973,355)	(269,582,942)	(36,956,508)

Cash flows from financing activities:
Proceeds from exercise of share option	9,597,760	40,143,700	88,045,825	12,070,000
Cash received from minority investors	—	—	490,000	67,173
Dividends paid	(39,937,887)	(67,273,747)	(72,169,155)	(9,893,504)

Net cash used in (provided by) financing activities	(30,340,127)	(27,130,047)	16,366,670	2,243,669

Effect of foreign exchange rate changes on cash and cash equivalents	(9,021,663)	(4,457,882)	(12,338,794)	(1,691,496)
Net increase in cash and cash equivalents	119,186,535	109,330,706	220,025,674	30,162,816
Cash and cash equivalents, beginning of year	615,875,363	735,061,898	844,392,604	115,755,847

Cash and cash equivalents, end of year	735,061,898	844,392,604	1,064,418,278	145,918,663

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	26,754,036	33,822,731	52,918,146	7,254,427
Supplemental schedule of non-cash investing and financing activities
Accruals related to land use right	(25,000,000)	—	—	—
Accruals related to purchase of property, equipment and software	—	(17,470,657)	(26,301,297)	(3,605,585)
Liabilities incurred for minority interest in a VIE	—	(4,750,000)	—	—

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

Name of VIE	Date of establishment/acquisition
Beijing Ctrip International Travel Agency Co., Ltd. (“Beijing Ctrip”)	Acquired on January 15, 2002
Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000
Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”)	Established on March 13, 2001

Name of VIE	Date of establishment/acquisition
Guangzhou Ctrip International Travel Agency Co., Ltd. (“Guangzhou Ctrip” formerly Guangzhou Ctrip Travel Agency Co., Ltd.)	Established on April 28, 2003
Shanghai Ctrip Charming International Travel Agency Co., Ltd. (“Shanghai Ctrip Charming”)	Acquired on September 23, 2003
Shenzhen Ctrip Travel Agency Co., Ltd. (“Shenzhen Ctrip”)	Established on April 13, 2004
Nantong Tongcheng Information Technology Co., Ltd. (“Nantong Tongcheng”)	Established on April 16, 2007

The Company has voting control over the above VIEs based on the irrevocable powers of attorney and other related agreements between the Company and the principal shareholders of the VIEs, which consist of a director and three senior executives and a family member of a senior executive of the Company. Such director, officers and a family member of a senior executive collectively own a 100% equity interest in all of the VIEs except for Shanghai Huacheng and Shanghai Ctrip Charming which are 1.67% and 1.8% owned by third parties, respectively.

Variable interest entities

As of December 31, 2007, the Company conducts a part of its operations through a series of agreements with certain VIEs as stated in above. These VIEs are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership is restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. A director and a senior executive of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce as of December 31, 2007 was RMB10,000,000.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce and a director of the Company collectively hold 98.33% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng as of December 31, 2007 was RMB3,000,000.

Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A director of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip as of December 31, 2007 was RMB4,500,000.

Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and inbound travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior executives of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip as of December 31, 2007 was RMB3,000,000.

Shanghai Ctrip Charming is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Charming holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Two senior executives of the Company collectively control 98.2 % of the equity interest in Shanghai Ctrip Charming. The registered capital of Shanghai Ctrip Charming as of December 31, 2007 was RMB5,000,000.

Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior executives of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip as of December 31, 2007 was RMB2,500,000.

Nantong Tongcheng is a domestic company incorporated in Nantong, the PRC. Nantong Tongcheng was established in April 2007. Nantong Tongcheng holds a value-added telecommunications business license. A senior executive’s family member holds 100% of the equity interest in Nantong Tongcheng. The registered capital of Nantong Tongcheng as of December 31, 2007 is RMB10,000,000.

The capital injected by the director, senior executives or senior executive’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs.

As of December 31, 2007, the Company has various agreements with its consolidated VIEs, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

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

Foreign currencies

The Company’s reporting currency is the Renminbi (“RMB”). The Company, and its subsidiaries and VIEs, with an exception of the subsidiaries Ctrip.com (Hong Kong) Limited and C-Travel International Limited (“C-Travel”), use RMB as their functional currency. The Company’s functional currency is the currency of the primary economic environment in which it operates, which is RMB for most of the Company’s subsidiaries and VIEs. The Company’s subsidiaries Ctrip.com (Hong Kong) Limited and C-Travel operate primarily using the Hong Kong dollar (“HK$”) and United States dollars (“US$”), respectively, and therefore, the HK$ and US$ have been determined to be the functional currency for the subsidiaries, respectively.

Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People’s Bank of China (the “PBOC”) or The Hong Kong and Shanghai Banking Corporation Limited (the “HSBC”) prevailing at the dates of the transaction for PRC and Hong Kong subsidiaries respectively.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2946, on December 31, 2007, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2007, or at any other rate.

Stock Split

On March 31, 2006, the Company announced a change in the ratio of its ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing one ordinary share, effective on April 11, 2006. For Ctrip’s ADS holders, this ratio change had the same effect as a two-for-one ADS split.

On July 12, 2007, the Company announced a change in the ratio of its ADSs to ordinary shares from one ADS representing one ordinary shares to two ADSs representing one ordinary share, effective on July 30, 2007. For Ctrip’s ADS holders, this ratio change had the same effect as a two-for-one ADS split.

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

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of a third party. The Group’s restricted cash is substantially cash balance on deposit required by one of its business partners.

Short-term investment

Short-term investment represents bank certificates of deposit placed with banks or other financial institutions with original maturities from the date of purchase of more than three months.

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

Construction in progress is stated at cost. Construction in progress refers to costs associated with the new buildings before the buildings are put into service. All direct costs related to the new buildings are capitalized as construction in progress until it is substantially completed and available for use.

Investment

We apply the Accounting Principles Board (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”) in accounting for our investments. Under APB No. 18, equity method is used for investments in entities in which the company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. Cost method is used for investments over which the company does not have the ability to exercise significant influence.

The Company applies Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Debt and Equity Securities.” (“SFAS No. 115”). SFAS No. 115 requires that debt and equity securities be classified into one of three categories and accounted for as follows: (i) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available for sale” and reported at fair value. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Goodwill and other intangible assets

Statement of Financial Accounting Standards No. 141,—“Business Combination” (“SFAS No. 141”) requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. Statement of Financial Accounting Standards No. 142,—“Goodwill and Other Intangible Assets” (“SFAS No. 142”) requires that ratable amortization of goodwill be replaced with tests of the goodwill’s impairment performed at least annually and that identifiable intangible assets other than goodwill be amortized over their estimated useful lives.

Separately identifiable intangible assets that have determinable lives continued to be amortized, and consisted primarily of a cross-border travel agency license as of December 31, 2007. As required under SFAS No. 142, the Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is eight years.

The Company has prospectively ceased the amortization of goodwill upon the adoption of SFAS No. 142. Other intangible assets that have indefinite useful life include a golf membership certificate and a domain name as of December 31, 2007. The Company evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

The Company reviews goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews goodwill and intangibles with indefinite lives annually for impairment. No impairment on goodwill and other intangible assets was recognized for the years ended December 31, 2005, 2006 and 2007 in accordance with SFAS No. 142.

Impairment of long-lived assets

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

No impairment of long-lived assets was recognized for the years ended December 31, 2005, 2006 and 2007.

Financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, due from related parties, accounts payable, due to related parties, advances from customers and other payables. As of December 31, 2006 and 2007, their carrying value approximated their fair value.

Accrued liability for customer reward program

The Group’s customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2006 and 2007, the Group’s accrued liability for its customer reward program amounted to RMB29,566,712 and RMB44,659,657, respectively, based on the estimated liabilities under the customer reward program.

Revenue recognition

The Group conducts its principal businesses primarily through Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”), Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Travel Information”), Ctrip Travel Network Technology (Shanghai) Co., Ltd. (“Ctrip Travel Network”) and Ctrip Information Technology (Nantong) Co., Ltd. (“Ctrip Information Technology”). Some of the operations of Ctrip Computer Technology and Ctrip Travel Network are conducted through a series of services and other agreements with the VIEs.

Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and the VIEs are subject to business tax and related surcharges on the services provided in the PRC. In the statements of income, business tax and related surcharges are deducted from revenues to arrive at net revenues.

Hotel reservation services

The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transaction and service platform. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where customers have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not assume inventory risks and has no obligations for cancelled hotel reservations.

Air-ticketing services

The Group receives commissions from travel suppliers for air-ticketing services through the Group’s transaction and service platform under various services agreements. Commissions from air-ticketing services rendered are recognized after air tickets are issued. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not assume inventory risks and has no obligations for cancelled airline ticket reservations.

Packaged-tour

The Group receives referral fees from travel product providers for packaged-tour products and services through the Group’s transaction and service platform. Referral fees are recognized as commissions on a net basis after the packaged-tour service are rendered and collections are reasonably assured.

Shanghai Ctrip Charming, Beijing Ctrip, Guangzhou Ctrip and Shenzhen Ctrip conduct domestic and cross-border travel tour services. Revenues, mainly referral fees, are recognized as commissions on a net basis after the services are rendered. In cases where these entities undertake the majority of the business risks and acts as principal related to the travel tour services provided, revenues are recognized at gross amounts received from customers after the services are rendered.

Other businesses

Other businesses comprise primarily of Internet-related advertising services, the sale of insurance, air-ticket delivery services and the sale of travel guidebooks and VIP membership cards.

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

Allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. We provide a general provision for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectibility of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility. The following table summarized the details of the Company’s allowance for doubtful accounts (in RMB):

	2005	2006	2007
	RMB	RMB	RMB
Balance at beginning of year	—	—	8,469
Provision for doubtful accounts	—	141,462	3,643,214
Write-offs	—	(132,993)	(649,569)

Balance at end of year	—	8,469	3,002,114

Cost of revenues

Cost of revenues consists primarily of payroll compensation of customer service center personnel, telecommunication expenses, credit card service fee, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by the Group’s transaction and service platform which are directly attributable to the rendering of the Group’s travel related services and other businesses.

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

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to RMB16,750,270, RMB25,230,545 and RMB35,658,739 for the years ended December 31, 2005, 2006 and 2007, respectively, are charged to the statements of income when incurred.

Share-based compensation

Adoption of SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”)

Effective January 1, 2006 the Company has adopted SFAS No. 123R, which replaced SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and superseded APB No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). The Company adopted SFAS No. 123R using the modified prospective approach and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. In accordance with SFAS No. 123R, all grants of stock options are recognized in the financial statements based on their grant date fair values. The valuation provisions of SFAS No. 123R apply to new awards, to awards granted to employees before the adoption of SFAS No. 123R whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB No. 107”) relating to SFAS No. 123R. The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123R.

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

Under SFAS No. 123R, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, which the Company believes are representative of future behavior. Expected dividend yield is determined in view of the Company’s historical dividend payout rate. The Company estimates expected volatility at the date of grant based on historical volatilities. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period, generally a three-year vesting period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

For the year ended December 31, 2006, the Company recorded share-based compensation of RMB54,682,027. There were no capitalized share-based compensation costs during the year ended December 31, 2006. As a result of adopting SFAS No. 123R, the Company’s income from operations and net income was lower by RMB54,216,772 for the year ended December 31, 2006, than if the Company had continued to account for share-based compensation under APB No. 25. The implementation of SFAS No. 123R reduced basic and diluted earnings per share by RMB1.68 and RMB1.63, respectively, for the year ended December 31, 2006. The adoption of SFAS No. 123R did not result in any impact on the cash flows from operating activities, investing activities and financing activities.

Prior to adoption of SFAS No. 123R, the Company accounted for share-based compensation under APB No. 25 and used the intrinsic value method supplemented by pro forma disclosures in accordance with APB No. 25 and SFAS No. 123.

Share option plans

On April 15, 2003, the Company adopted a 2003 share option plan that provides for the issuance of up to 1,187,510 ordinary shares (“2003 Option Plan”). Under this share option plan, the directors may, at their discretion, grant any employees, officers and directors of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. As of December 31, 2007, 93,076 options were outstanding under the 2003 Option Plan.

On November 5, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2007, 2,321,673 options were outstanding under the 2005 Option Plan.

On October 17, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to

2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers and directors of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years and can be exercised within 5 years from the date of grant. As of December 31, 2007, no options were granted under the 2007 Incentive Plan.

A summary of option activity under the share option plans

The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2005	1,128,077	4.8666
Granted	1,813,580	22.3577
Exercised	(472,569)	3.5551
Forfeited	(66,924)	17.3684

Outstanding at December 31, 2005	2,402,164	17.9795

Granted	220,300	41.0321
Exercised	(612,144)	9.9778
Forfeited	(50,370)	27.4659

Outstanding at December 31, 2006	1,959,950	22.8259

Granted	1,054,900	60.2973
Exercised	(543,940)	18.6542
Forfeited	(56,161)	43.3669

Outstanding at December 31, 2007	2,414,749	39.6576	3.2428	181,788,203

Vested and expect to vest at December 31, 2007	2,278,252	39.2330	3.2226	172,479,658

Exercisable at December 31, 2007	708,531	22.5920	2.4345	65,431,389

The Company’s current practice is to issue new shares to satisfy share option exercises.

The expect to vest options are the result of applying the pre-vesting forfeiture rate assumptions to total unvested options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the closing stock price of the Company’s closing stock price of US$114.94 as of December 31, 2007 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2007.

The total intrinsic value of options exercised during the year ended December 31, 2005, 2006 and 2007 were US$10 million, US$24 million and US$33 million, respectively.

The following table summarized information related to outstanding and exercisable options as of December 31, 2007 (in US$, except shares):

	Outstanding			Exercisable
Range of Exercise Prices	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
$0-$4.99	15,965	2.1100	0.2889	15,965	2.1100	0.2889
$5.00-$7.49	19,296	6.5235	0.8295	19,296	6.5235	0.8295
$7.50-$9.99	5,782	7.6500	0.8694	5,782	7.6500	0.8694
$10.00-$16.99	52,033	12.8671	1.4369	52,033	12.8671	1.4369
$17.00-$22.99	558,417	19.6346	2.1173	256,373	19.6663	2.1196
$23.00-$34.99	592,239	26.4494	2.9482	322,099	26.2969	2.9419
$35.00-$44.99	138,317	43.8500	3.6111	36,983	43.8500	3.6111
$45.00-$58.99	930,900	58.3900	4.1167	—	—	—
$59.00-$77.99	101,800	77.0200	4.6167	—	—	—

	2,414,749			708,531

The weighted average fair value of options granted during the years ended December 31, 2005, 2006 and 2007 was US$10.5409, US$12.9369, and US$18.2969 per share, respectively.

As of December 31, 2007, there was US$17 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which is expected to be recognized over a weighted average period of 1.8 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. For the year ended December 31, 2007, total cash received from the exercise of share options amounted to RMB88,045,825 (US$12 million).

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the year ended 2005, 2006 and 2007:

	2005	2006	2007
Risk-free interest rate	3.65%-4.44%	4.66% -4.93%	4.49% -4.85%
Expected life (years)	4	2.5	2.5
Expected dividend yield	0.66%	0.89%	0.45%
Volatility	55% - 64%	45% - 54%	39% - 44%
Fair value of options at grant date per share	from US$8.7288	from US$10.8156	from US$17.9183
	to US$11.7557	to US$13.5044	to US$21.6161

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

2005
RMB
Net income as reported	224,245,824
Add: Compensation expense under APB No. 25	1,776,852
Less: Compensation expense under SFAS No. 123	(33,429,286)

Pro forma net income	192,593,390

Basic earnings per share —As reported	7.06

—Pro forma	6.06

Diluted earnings per share —As reported	6.91

—Pro forma	5.94

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

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes”, and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

The Company did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. As of December 31, 2007, the Company did not record any liability for uncertain tax positions. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2007, the Company did not have any interest and penalties associated with tax positions.

Other income

Other income primarily consists of financial subsidies. During the years ended December 31, 2005, 2006 and 2007, the Group received financial subsidies amounting to RMB17,917,051, RMB10,700,687 and RMB21,174,612, respectively, from local PRC government authority. Such amounts were recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received.

Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network, the subsidiaries of the Company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2005, 2006 and 2007, appropriations to statutory reserves have been made of RMB22,512,619, RMB12,018,430 and RMB7,081,934, respectively.

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

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2005, 2006 and 2007 were RMB285 million, RMB552 million and RMB696 million, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the discretion of the Company without third party consent, for which the compensatory element of the arrangement is excluded from the accumulated profits.

On October 21, 2005, the Company announced that the shareholders have adopted a resolution to approve the Company’s proposed distribution of 30% of its net income for 2005 (as determined in accordance with the US GAAP and reported in the audited consolidated financial statements for the year ended December 31, 2005) as dividends to shareholders of record as of June 30, 2006. The Board of Directors had also approved such proposed dividend distribution. The Company accrued RMB67,273,747 dividend payable for the year ended December 31, 2005. On July 14, 2006, the Company distributed the dividend to its shareholders of record as of June 30, 2006, at a dividend rate of RMB2.04 (US$0.255) per ordinary share.

On October 17, 2006, the Company announced that the shareholders have adopted a resolution to approve the Company’s proposed distribution of 30% of its net income for 2006 (as determined in accordance with the US GAAP and reported in the audited consolidated financial statements of the Company for the year ended December 31, 2006) to the shareholders of the Company as dividends, subject to determination of the record date by the Company’s Board of Directors. The Board of Directors had also approved such proposed dividend distribution. The Company accrued dividend payable of RMB72, 169,155 for the year ended December 31, 2006. On July 6, 2007, the Company distributed the dividends to its shareholders of record as of June 29, 2007, at a divided rate of RMB2.11(US$0.277), per ordinary share.

On June 15, 2007, the Company announced that the shareholders have adopted a resolution to approve the Company’s proposed distribution of 30% of its net income for 2007 (as determined in accordance with the US GAAP and reported in the audited consolidated financial statements of the Company for the year ended December 31, 2007) to the shareholders of the Company as dividends, subject to determination of the record date by the Company’s Board of Directors. The Board of Directors had also approved such proposed dividend distribution. The Company accrued dividend payable of RMB119,497,083 (US$16,381,582) for the year ended December 31, 2007.

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

Segment reporting

The Company operates and manages its business as a single segment. In accordance with SFAS No. 131, “Disclosures about Segment of an Enterprise and Related Information” (“SFAS No. 131”), the Company’s chief operating decision-maker has been identified as the CEO, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. Since the Company operates in one reportable segment, all financial segment and product information required by SFAS No. 131 can be found in the Consolidated Statements.

The Company primarily generates its revenues from customers in China. Accordingly, no geographical segments are presented.

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 on its financial position, cash flows, and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 159 on its financial position, cash flows, and results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51” (“SFAS No. 160”), which clarifies the presentation of a noncontrolling interest in consolidated financial statements, establishes a single method of accounting for changes in a parent’s ownership interest and expands disclosure requirements. SFAS No. 160 will be effective for the Company on January 1, 2009. The Company is currently evaluating the impact of adopting SFAS No. 160 on its financial position, cash flows, and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business combinations” (“SFAS No. 141R”), which replaces SFAS 141. SFAS No. 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R will be effective for the Company on January 1, 2009. The Company is currently evaluating the impact of adopting SFAS No. 141R on its financial position, cash flows, and results of operations.

In December 2007, the SEC published Staff Accounting Bulletin No. 110 (“SAB No. 110) which amends SAB No. 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FASB Statement No. 123R, “Share-Based Payment”. The Company is currently evaluating the impact of adopting SAB No. 110 on its financial position, cash flows, and results of operations.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, due from related parties and prepayments and other current assets. As of December 31, 2005, 2006 and 2007, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2005, 2006 and 2007. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2006 and 2007.

Reclassifications

Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2007 financial statement presentation.

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2006 and 2007 were as follows:

	2006	2007
	RMB	RMB
Prepayments and deposits to vendors	35,928,972	46,016,315
Receivables from financial institution	15,345,427	9,368,713
Prepayments for acquisition of property, equipment and software	4,065,660	300,000
Interest receivable	2,293,605	2,722,534
Employee advances	549,294	1,306,161
Others	3,748,196	1,636,929

Total	61,931,154	61,350,652

4. LONG-TERM DEPOSITS

The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies to obtain blank air tickets for sales to customers. The subsidiaries and VIEs are also required to pay deposit to local Travel Bureau as pledge for insurance of traveler’s safety.

Components of long-term deposit as of December 31, 2006 and 2007 were as follows:

	2006	2007
	RMB	RMB
Deposits paid to airline suppliers	69,987,550	136,681,643
Deposit paid to travel bureau	4,200,000	4,800,000
Others	5,987,434	5,611,347

Total	80,174,984	147,092,990

5. LAND USE RIGHTS

Land use rights are related to the payment to acquire land use rights of total cost RMB68,269,734 for approximately 17,000 square meters of land in Shanghai, on which the Group built the aforementioned new information and technology center. According to land use right policy in the PRC, the Company has a 50-year use right over the land, which is used as the basis for amortization. Amortization expense for the years ended December 31, 2006 and 2007 was RMB1,820,526 and RMB1,365,394, respectively. As of December 31, 2006 and 2007, the net book value was RMB66,449,208 and RMB65,083,814, respectively.

6. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2006 and 2007 were as follows:

	2006	2007
	RMB	RMB
Building	7,702,800	147,832,241
Leasehold improvements	5,900,705	6,971,075
Website-related equipment	18,901,414	23,649,926
Computer equipment	42,473,879	102,528,527
Furniture and fixtures	23,751,502	26,934,863
Software	5,163,163	10,739,845
Construction in progress	82,082,977	471,000
Less: accumulated depreciation and amortization	(32,285,956)	(51,932,689)

Total net book value	153,690,484	267,194,788

In 2007, the Company finished the constructions of the new information and technology center in Shanghai. This new building now serves as our headquarters, 24-hour customer service center, production development center and administrative and support facilities. All direct costs of the new information and technology center in Shanghai were originally capitalized as construction in progress, and were reclassified to property and equipment, when the building was completed and available for use.

Depreciation expense for the years ended December 31, 2005, 2006 and 2007 was approximately RMB8,413,707, RMB12,254,080 and RMB24,773,735, respectively.

7. INVESTMENT

On March 12, 2006, our wholly-owned subsidiary C-Travel, a Cayman Island company, made a minority investment in ezTravel Co., Ltd. (“ezTravel”), an online travel service provider in Taiwan that offers packaged-tours as well as hotel and airline tickets reservation services. The Company accounted for the investment in ezTravel using the cost method of accounting as the Company did not exercise significant influence over ezTravel. Total amount paid for this acquisition was approximately US$10 million in cash then, equivalent to approximately RMB80 million.

In 2007, shares of ezTravel were made available to public on Xyn Gui, the Taiwanese national stock exchange for pre-IPO companies. The Company applied SFAS 115 and the investment in ezTravel was classified as available for sale and stated at fair value. As of December 31, 2007, the cost approximated the fair market value of the shares of ezTravel.

8. GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007 were as follows:

	2006	2007
	RMB	RMB
Balance at beginning of year	9,515,849	14,595,849
Acquisitions	5,080,000	—

Balance at ending of year	14,595,849	14,595,849

During the year of 2006, Ctrip Computer Technology entered an agreement with two minority shareholders of Shanghai Ctrip Charming, which resulted in the Company’s effective control of an additional 8.4% equity interests in Shanghai Ctrip Charming. As a result of this transaction, two senior executives of the Company collectively control 98.2% of the equity interest in Shanghai Ctrip Charming. Additionally, consistent with arrangements with other VIEs, Ctrip Computer Technology has exclusive option rights to purchase the 8.4% equity interest of Ctrip Charming upon the Chinese government lifting its substantial restrictions on foreign ownership of travel agency businesses.

Total purchase price for this transaction amounted to RMB5.5 million, of which RMB750, 000 and RMB 1,562,500 was paid in July 2006 and January 2007 respectively. The remaining amount were recorded as liabilities, RMB1,562,500 in Other Payables and Accruals and RMB1,625,000 in Long-term Payables in the accompanying balance sheet, and is payable in various amounts through 2010.

Goodwill is not amortized but is reviewed annually for impairment according to SFAS No. 142. The Company performed goodwill impairment tests in year 2006 and 2007, and the results of these tests indicated that the Company’s goodwill assets were not impaired.

9. INTANGIBLE ASSETS

Intangible assets as of December 31, 2006 and 2007 were as follows:

	2006	2007
	RMB	RMB
Intangible assets—
Cross-border travel agency license	1,117,277	1,117,277
Golf membership certificate	2,000,000	2,000,000
Domain name	395,071	395,071

	3,512,348	3,512,348

Less: accumulated amortization—
Cross-border travel agency license	(453,883)	(593,539)
Golf membership certificate	—	—
Domain name	—	—

	(453,883)	(593,539)

Net book value	3,058,465	2,918,809

Amortization expense for the years ended December 31, 2005, 2006 and 2007 was approximately RMB419,303, RMB139,656, and RMB 139,656, respectively.

The annual estimated amortization expense for the cross-border travel agency license for the following years is as follows:

Amortization
RMB
2008	139,656
2009	139,656
2010	139,656
2011	104,770

523,738

10. TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2005, 2006 and 2007. Accordingly, no Hong Kong profit tax has been provided for.

China

The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.

In 2007, in accordance with old “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises” and “China Enterprise Income Tax Law”, the applicable EIT rates are 30% plus a local income tax of 3%, except for Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Shenzhen Ctrip.

Ctrip Computer Technology was entitled to a 15% EIT rate in 2007 as it had been classified as a “High and New Technology Development Enterprise” by relevant PRC government authorities.

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

Ctrip Travel Network obtained approval from relevant tax bureau, during the fourth quarter of 2007, for a 50% reduction of statutory and local income tax rate for the period from 2007 to 2009 as it obtained the status of “software development company”. Ctrip Travel Network’s qualification for the above preferential EIT rate is subject to annual re-assessment by the relevant government authorities.

Shenzhen Ctrip was entitled to a preferential tax rate of 15% as granted by the local tax bureau as it is registered in the city of Shenzhen in China in 2007.

In 2007, the National People’s Congress passed new PRC EIT Law and Detailed Implementation Rules of China EIT Law. The new tax laws take effect on January 1, 2008. The new tax laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments will continue to be granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a high and new technology enterprise. On April 14, 2008, the Ministry of Science and Technology and the Ministry of Finance and State Administration of Taxation jointly issued Guokefahuo [2008] No.127, “Administrative Measures for Assessment of High-New Tech Enterprises,” or Measures, and “Catalogue of High/New Tech Domains Strongly Supported by the State,” or Catalogue, each of which is retroactively effective as of January 1, 2008. The Measures mainly set forth general guidelines regarding criteria as well as application procedures for qualification as a High New Tech Enterprise under the new EIT Law. Currently, we are in the process of reviewing and assessing the implications of the Measures and the Catalogue on our subsidiaries and VIEs in China.

According to grandfathering law published by the State Department, there will be a five-year transition period during which enterprises are allowed to continue to enjoy their existing preferential tax treatments approved by the applicable tax laws and administrative regulations.

Pursuant to the New EIT Law and Circular Caishui [2008] No. 1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign invested enterprise(“FIE”) to its immediate holding company outside China would be subject to withholding taxes. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company. The Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Ctrip Information Technology are considered FIEs and are directly held by our subsidiary in Hong Kong. According to tax treaty between Mainland and Hong Kong Special Administrative Region, dividends payable by an FIE in China to the company in Hong Kong will be subject to 5% withholding tax. All of these foreign invested enterprises will be subject to the withholding tax for their earnings generated after January 1, 2008.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007
	RMB	RMB	RMB
Current income tax expense	(31,703,168)	(42,058,000)	(66,365,599)
Deferred tax benefits	1,125,768	780,980	8,359,616

Income tax expense	(30,577,400)	(41,277,020)	(58,005,983)

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31, 2005, 2006 and 2007 was as follows:

	2005	2006	2007
Statutory EIT rate	33%	33%	33%
Tax differential from statutory rate applicable to Subsidiaries in the PRC	(21)%	(25)%	(25)%
Enacted EIT rate change	—	—	(1)%
Non-deductible expenses incurred	0%	7%	6%

Effective EIT rate	12%	15%	13%

Significant components of deferred tax assets

	2006	2007
	RMB	RMB
Accrued liability for customer reward program and e-coupons	3,321,519	11,925,767
Deferred tax liabilities	(405,368)	(650,000)

Total deferred tax assets	2,916,151	11,275,767

We did not record any valuation allowances to reduce our deferred tax assets, as we believed that our deferred tax asset amounts were more likely than not to be realized based on our estimate of future taxable income.

11. EMPLOYEE BENEFITS

The full-time employees of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and the VIEs, which were established in the PRC, are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total provision accrued for such employee benefits amounted to RMB19,204,326, RMB41,332,075 and RMB67,048,322 for the years ended December 31, 2005, 2006 and 2007 respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

12. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2005, 2006 and 2007 significant related party transactions were as follows:

	2005	2006	2007
	RMB	RMB	RMB
Commissions from Home Inns & Hotel management Inc. and its affiliates (collectively, “Home Inns”)	512,724	6,272,966	8,936,554
Commissions from Hanting Hotels Inc. and its affiliates (collectively, “Hanting”)	287,734	1,427,512	5,569,353
Advertising expenses to Focus Media Holding Ltd.	2,131,501	1,543,900	—
Marketing expenses to Alibaba-Yahoo! China	718,874	800,000	—
Rental expense to a family member of a director	550,000	550,000	281,650

Our hotel supplier, Home Inns has two directors in common with our company. Another hotel supplier, Hanting has a director in common with our company and a director who is a family member of one of our officers. Home Inns and Hanting have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions from Home Inns and Hanting for the years ended December 31, 2005, 2006 and 2007 are presented as above.

Two of our advertising suppliers, Focus Media Holding Ltd. and Alibaba -Yahoo! China had entered into agreements with us to provide certain advertising services for us. Focus Media Holding Ltd. has a director in common with our company. Alibaba -Yahoo! China is affiliated with a family member of one of our officers. Total advertising expenses to Focus Media Holding Ltd. and Alibaba -Yahoo! China for the years ended December 31, 2005, 2006 and 2007 are presented as above.

We lease approximately 1,223 square meters of our office premises in Shanghai from a company controlled by a family member of one of our directors. Rental expenses for the years ended December 31, 2005, 2006 and 2007 are presented as above.

As of December 31, 2006 and 2007, significant balances with related parties were as follows:

	2006	2007
	RMB	RMB
Due from related parties:
Due from Home Inns	666,026	1,298,362
Due from Hanting	272,974	840,585

	939,000	2,138,947

Due to related parties:
Due to Home Inns	18,000	—
Due to related parties of a VIE	389,128	249,910

	407,128	249,910

The amounts due from and due to related parties as of December 31, 2006 and 2007 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf on each other. They are not collateralized, interest-free and have no fixed repayment terms.

13. OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2006 and 2007 were as follows:

	2006	2007
	RMB	RMB
Accruals for property and equipment	17,470,657	26,301,297
Accrued operating expenses	14,571,411	22,423,539
Due to employees for stock option proceeds received on their behalf	20,795,861	5,506,208
Deposits received from suppliers and packaged-tour customers	1,862,824	4,883,206
Liability incurred for minority interest in a VIE	2,312,500	1,562,500
Others	4,610,459	4,804,550

Total	61,623,712	65,481,300

14. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share were calculated in accordance with SFAS No. 128 as follows:

	2005	2006	2007
	RMB	RMB	RMB
Numerator:
Net income	224,245,824	240,563,847	398,323,610

Denominator:
Denominator for basic earnings per ordinary share
—weighted average ordinary shares outstanding	31,762,419	32,342,998	32,927,454
Dilutive effect of share options	678,712	925,222	1,193,936

Denominator for diluted earnings per ordinary share	32,441,131	33,268,220	34,121,390

Basic earnings per ordinary share	7.06	7.44	12.10

Diluted earnings per ordinary share	6.91	7.23	11.67

Basic earnings per ADS	3.53	3.72	6.05

Diluted earnings per ADS	3.46	3.62	5.84

15. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases for the periods from 2008 to 2010. Future minimum lease payments for non-cancelable operating leases are as follows:

Office premises
RMB
2008	16,396,342
2009	5,949,809
2010	1,963,089

24,309,240

Rental expense amounted to RMB9,498,348, RMB16,813,230 and RMB24,771,180 for the years ended December 31, 2005, 2006 and 2007, respectively. Rental expense is charged to the statements of income when incurred.

Purchase commitments

As of December 31, 2007, the Company had outstanding purchase commitments totaling RMB7,245,868, which mainly relates to the design of Nantong call center.

Guarantee

In connection with our air-ticketing business, the Company, on behalf of its VIEs, are required by the Civil Aviation Administration of China to provide guarantees for tickets obtained from various airlines. As of December 31, 2007, the amount under these guarantee arrangements was approximately RMB653 million. Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

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

16. SUBSEQUENT EVENTS

To support the future business expansion, the Company acquired the land use right to a piece of land in Nantong, in January 2008. Nantong is a city in Jiangsu Province and is approximately 110 kilometers north of Shanghai. The Company plans to build its second call center on this piece of land.

EXHIBIT INDEX

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003), as amended (amendment incorporated by reference to Exhibit 99.2 to our current report on Form 10-K filed with the Commission on October 17, 2006)

2.1	Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.2	Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.3	Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 23, 2007)

2.4*	Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial from time to time of American Depositary Receipts issued thereunder

4.1	Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) and Exhibit 10.23 from our Registration Statement on Form F-2 (file no. 333- 121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers. (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3	Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4	Employment Agreement between the Registrant and James Jianzhang Liang. (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5	Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.6	Employment Agreement, between the Registrant and Min Fan. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7	Translation of Form of Consulting and Services Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

Exhibit Number	Document
4.8	Translation of Form of Business Loan Agreement between Ctrip.com (Hong Kong) Limited and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.9	Translation of Form of Exclusive Option Agreement among Ctrip.com (Hong Kong) Limited, an Affiliated Chinese Entity of the Registrant and the Shareholder of the Entity, as currently in effect. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.10	Translation of Form of Share Pledge Agreement among Ctrip Computer Technology (Shanghai) Co., Ltd. and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.11	Translation of Form of Trademark License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.12	Translation of Form of Software License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13	Translation of Form of Operating Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.14	Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.15	Translation of Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.16	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.17	Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.18	Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 22, 2005)

4.19	Translation of Construction Agreement dated February 13, 2006 between Shanghai No. 1 Construction Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

Exhibit Number	Document
4.20	Ctrip.com International, Ltd. 2007 Share Incentive Plan (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form S-8 (file no. 333-146761) filed with the Securities and Exchange Commission on October 17, 2007)

4.21*	Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd.

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 from our Registration Statement on Form F-3 (file no. 333-145161) filed with the Securities and Exchange Commission on August 6, 2007)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Commerce & Finance Law Office

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this annual report on Form 20-F.