Form 20-F
period 2008-12-31
CTRIP COM INTERNATIONAL LTD
filed 2009-05-26
CIK 1269238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008.
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number: 001-33853
CTRIP.COM INTERNATIONAL, LTD.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
99 Fu Quan Road
Shanghai 200335
People’s Republic of China
(Address of principal executive offices)
Min Fan, Chief Executive Officer
Telephone: +(8621) 3406-4880
Facsimile: +(8621) 5251-0000
99 Fu Quan Road
Shanghai 200335
People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing	The NASDAQ Stock Market LLC
0.5 ordinary shares, par value US$0.01 per
ordinary share
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 33,468,023 ordinary shares, par value $0.01 per ordinary share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐

Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

INTRODUCTION
In this annual report, unless otherwise indicated,
(1) the terms “we,” “us,” “our company,” “our” and “Ctrip” refer to Ctrip.com International, Ltd., its predecessor entities and subsidiaries, and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated Chinese entities;
(2) “shares” and “ordinary shares” refer to our ordinary shares, par value of US$0.01 per ordinary share;
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
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008.
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
The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under Item 3.D of this annual report, “—Risk Factors,” included elsewhere in this annual report on Form 20-F, including the following risks:
•	the slow-down of economic growth in China and the global economic downturn may materially and adversely affect our growth and profitability;

•	general declines or disruptions in the travel industry may materially and adversely affect our business and results of operations;

•	the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;

•	if we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and customers, and our business may be harmed;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry in China;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business may be severely disrupted if we lose the services of our key executives;

•	inflation in China and in other countries may disrupt our business and have an adverse effect on our financial condition and results of operations;

•	our strategy to acquire or invest in complementary businesses and assets involves significant risks and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations; and

•	if the ownership structure of our affiliated Chinese entities and the contractual arrangements among us, our consolidated affiliated Chinese entities and their shareholders are found to be in violation of any PRC laws or regulations, we and/or our affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects,” below. The selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.
Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2008 financial statement presentation. Additionally, all ADS data have been retroactively adjusted to reflect the current ADS to ordinary share ratio for all periods presented.

	For the Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands, except for per ordinary share data)
Consolidated Statement of Operation Data
Net revenues	335,042	524,183	779,952	1,199,111	1,482,004	217,223
Cost of revenues	(51,637)	(88,627)	(153,132)	(236,226)	(326,610)	(47,872)
Gross profit	283,405	435,556	626,820	962,885	1,155,394	169,351
Operating expenses
Product development(1)	(38,510)	(57,913)	(105,938)	(177,302)	(235,800)	(34,562)
Sales and marketing(1)	(73,051)	(112,532)	(172,492)	(243,314)	(286,693)	(42,022)
General and administrative(1)	(38,114)	(42,651)	(93,174)	(137,944)	(171,694)	(25,166)
Total operating expenses	(149,675)	(213,096)	(371,604)	(558,560)	(694,187)	(101,750)
Income from operations	133,730	222,460	255,216	404,325	461,207	67,601
Net interest income and other income	11,952	32,632	26,846	52,001	86,045	12,612
Income before income tax expense and minority interests	145,682	255,092	282,062	456,326	547,252	80,213
Income tax expense	(12,517)	(30,577)	(41,277)	(58,006)	(102,914)	(15,084)
Minority interests	(39)	(269)	(221)	4	(230)	(34)
Net income	133,126	224,246	240,564	398,324	444,108	65,095
Earnings Per Ordinary Share Data:
Net income attributable to ordinary shareholders	133,126	224,246	240,564	398,324	444,108	65,095
Earnings per ordinary share(4), basic	4.33	7.06	7.44	12.10	13.32	1.95
Earnings per ordinary share(4), diluted	4.23	6.91	7.23	11.67	12.90	1.89
Cash dividends per ordinary share paid(5)	—	1.26	2.04	2.11	3.38	0.488

	As of December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Consolidated Balan ce Sheet Data:
Cash and cash equivalents	615,875	735,062	844,393	1,064,418	1,069,827	156,809
Short-term investment	—	—	—	141,174	176,586	25,883
Accounts receivable, net	35,418	63,392	136,688	260,684	274,302	40,205
Other current assets	19,573	52,861	72,387	81,365	110,592	16,210
Non-current assets	69,852	184,586	398,385	577,303	929,259	136,205
Total assets	740,718	1,035,901	1,451,853	2,124,944	2,560,566	375,312
Current liabilities	138,744	270,314	421,045	672,041	626,037	91,761
Other long-term payables	—	—	2,438	1,625	813	119
Minority interests	603	871	673	1,159	2,628	385
Total shareholders’ equity	601,371	764,716	1,027,697	1,450,119	1,931,088	283,047

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Product development	550	403	13,694	22,708	32,666	4,788
Sales and marketing	188	258	8,558	13,649	18,816	2,758
General and administrative	1,220	1,116	32,430	50,557	77,035	11,291

(2)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.8225 to US$1.00. See “Exchange Rate Information.”

(3)	Each ADS represents 0.5 ordinary shares.

(4)	On July 8, 2005, we distributed dividends in the aggregate amount of RMB40 million to our shareholders of record as of June 30, 2005, at a dividend rate of RMB1.26, or US$0.1525, per ordinary share. On July 14, 2006, we distributed dividends in the aggregate amount of RMB67 million to our shareholders of record as of June 30, 2006, at a dividend rate of RMB2.04, or US$0.255, per ordinary share. On July 6, 2007, we distributed dividends in the aggregate amount of RMB72 million to our shareholders of record as of June 29, 2007, at a dividend rate of RMB2.11, or US$0.277, per ordinary share. On July 7, 2008, we distributed dividends in the aggregate amount of RMB112 million to our shareholders of record as of June 12, 2008, at a dividend rate of RMB3.38, or US$0.488, per ordinary share.
Exchange Rate Information
We have published our financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2008 at US$1.00 : RMB6.8225, which was the noon buying rate in effect as of December 31, 2008. The prevailing rate on May 15, 2009 was US$1.00 : RMB6.8225. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

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

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8361	6.8180
May (through May 15, 2009)	6.8225	6.8210	6.8248	6.8176

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Company
The slow-down of economic growth in China and the global economic downturn have adversely affected our business, and may materially and adversely affect our growth and profitability.
Our business and operations are primarily based in China and almost all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and travel industry in China. Although the economy in China has grown significantly in the past decades, any slow-down of economic growth in China could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition.
The global financial markets have experienced significant disruptions recently, and most of the world’s major economies have entered into recession. China’s economy has slowed down significantly since the second half of 2008 and this trend may continue into the rest of 2009 and beyond. Since we derive most of our revenues from hotel reservation, air-ticketing and packaged-tour services in China, the recent economic slow-down in China has negatively affected our operating results since the second half of 2008. Any persistent slow-down in China’s economy may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to travel products and services. If consumer demand for travel products and services we offer decreases, our revenues may decline. Furthermore, the current financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slow-down of the Chinese economy may affect our business and their impact on our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by the continuing global economic downturn and slow-down of the Chinese economy.

General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations.
Our business is significantly affected by the trends that occur in the travel industry in China, including the hotel, air-ticketing and packaged-tour sectors. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The recent worldwide recession has led to a weakening in the fundamental demand for travel services. Other trends or events that tend to reduce travel and are likely to reduce our revenues include:
•	an outbreak of H1N1 flu, avian flu, severe acute respiratory syndrome, or SARS, or any other serious contagious diseases;

•	increased prices in the hotel, air-ticketing, or other travel-related sectors;

•	increased occurrence of travel-related accidents;

•	natural disasters or poor weather conditions; and

•	terrorist attacks or threats of terrorist attacks or wars.
We could be severely and adversely affected by declines or disruptions in the travel industry and in many cases, have little or no control over the occurrence of such events. Such events could result in a decrease in demand for our travel services. This decrease in demand, depending on the scope and duration, could significantly and adversely affect our business and financial performance over the short and long term.
The trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. In 2008, the trading prices of our ADSs on the Nasdaq Global Market ranged from US$16.41 to US$70.89 per ADS, and the closing price on May 22, 2009 was US$37.04 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:
•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities analysts;

•	conditions in the Internet, online commerce or travel industries;

•	changes in the economic performance or market valuations of other Internet, online commerce or travel companies;

•	changes in the economic performance or market valuations of other companies that focus on the China market;

•	announcements by us or our competitors of new products or services, significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	potential litigation; and

•	market and volume fluctuations in the stock market in general.
In particular, in 2008, the trading prices of shares and ADSs listed on major U.S. stock exchanges experienced wide fluctuations, due in part to worldwide financial and economic turmoil. The trading price of our ADSs was also subject to wide fluctuation during the period.
In addition, market prices for Internet-related companies and companies with operations in China in particular have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted share-based awards.

If we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer.
If we are unable to maintain satisfactory relationships with our existing hotel suppliers, if our hotel suppliers establish similar or more favorable relationships with our competitors or if our hotel suppliers increase their competition with us through their direct sales, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers, or because of reduced demand for our services. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on terms similar to those we currently have. Furthermore, in order to maintain and grow our business, we will need to establish new arrangements with hotels in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and adversely affect our operating results and financial condition.
We derive revenues and other significant benefits from our arrangements with major domestic airlines in China and international airlines operating flights originating from China. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, they also compete with us for ticket bookings and additionally have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. We cannot assure you that any of these airlines will continue to have supplier relationships with us. The loss of these supplier relationships would impair our operating results and financial condition as we would lose an increasingly significant source of our revenues.
Part of the revenues that we derive from our hotel suppliers, airline ticket suppliers and other travel service providers are obtained through our strategic alliances with various third parties. We cannot assure you, however, that we will be able to successfully establish and maintain strategic alliances with third parties which are effective and beneficial for our business. Our inability to do so could have a material adverse effect on our market penetration, revenue growth and profitability.
If we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and customers, and our business may be harmed.
We believe that maintaining and enhancing the Ctrip brand is a critical aspect of our efforts to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry. The successful promotion of our brand will depend largely on our ability to maintain a sizeable and active customer base, provide high-quality customer service and organize effective marketing and advertising programs. If our customer base significantly declines, or the quality of our customer services substantially deteriorates, we may not be able to cost-effectively maintain and promote our brand, and our business, operating results and financial condition may be materially and adversely affected.
If we do not compete successfully against new and existing competitors, we may lose our market share, and our business may be materially and adversely affected.
We compete primarily with other consolidators of hotel accommodations and flight reservation services based in China, such as eLong, Inc. and Mangocity.com. We also compete with traditional travel agencies.
In the future, we may also face competition from new players in the hotel consolidation market in China and abroad that may enter China. We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. In addition, international travelers have become an increasingly important customer base. Competitors that have strategic alliances with consolidators abroad may have more effective channels to direct on-line booking requests to their websites for travel needs in China. Furthermore, like all other consolidators, we do not have exclusive arrangements with our travel suppliers. The combination of these two factors means that potential entrants to our industry face relatively low entry barriers.
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
Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. For example, the first quarter of each year generally contributes the lowest portion of our annual net revenues, primarily due to a slowdown in business activity around and during the Chinese New Year holiday, which occurs during the period. Consequently, our results of operations may fluctuate from quarter to quarter.

Our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete.
Our first customer service center and substantially all of our computer and communications systems are located at a single facility in Shanghai. Our second customer service center is currently under construction in Nantong, China. Therefore, our computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, sabotage, vandalism, natural disasters and other similar events. We do not carry business interruption insurance to compensate us for losses that may occur.
We use an internally developed booking software system that supports nearly all aspects of our booking transactions. Our business may be harmed if we are unable to upgrade our systems and infrastructure quickly enough to accommodate future traffic levels, avoid obsolescence or successfully integrate any newly developed or purchased technology with our existing system. Capacity constraints could cause unanticipated system disruptions, slower response times, poor customer service, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial and operating information. These factors could cause us to lose customers and suppliers, which would have a material adverse effect on our results of operations and financial condition.
Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.
Our future success depends heavily upon the continued services of our key executives. We rely on their expertise in business operations, finance and travel services and on their relationships with our suppliers, shareholders, and business partners. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them. In that case, our business may be severely disrupted, we may incur additional expenses to recruit and train personnel and our financial condition and results of operations may be materially and adversely affected.
In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers. Each of our executive officers has entered into an employment agreement with us that contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you of the extent to which any of these agreements would be enforced in China, where most of these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us.”
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
Risks Related to Our Corporate Structure
PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.
We are a Cayman Islands company and a foreign person under PRC law. Due to foreign ownership restrictions in the air-ticketing, travel agency, advertising and value-added telecommunications industries, we conduct parts of our business through contractual arrangements with our affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations.
In the opinion of our PRC counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our subsidiaries, our affiliated Chinese entities and their shareholders and our business operations, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.
If we and our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air-ticketing, travel agency or advertising businesses. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations.

Under the equity pledge agreements between our subsidiaries and the shareholders of our affiliated Chinese entities, the shareholders of our affiliated Chinese entities pledged their respective equity interests in these entities to our subsidiaries. Such pledges were duly created by recording the pledge in the relevant affiliated Chinese entities’ register of shareholders in accordance with the PRC Collateral Law. However, according to the PRC Property Rights Law, effective as of October 1, 2007 and the Measures for the Registration of Equity Pledge with the Administration for Industry and Commerce, effective as of October 1, 2008, the effectiveness of the pledges will be denied if the pledges are not registered with the relevant administration for industry and commerce. Our affiliated Chinese entities and our subsidiaries are in the process of preparing the application forms and relevant documents for registration pursuant to the Measures for the Registration of Equity Pledge. Before such registration procedures are completed, we cannot assure you that the effectiveness of the pledges will be recognized by PRC courts if disputes arise on certain pledged equity interests or that our subsidiaries’ interests as pledgees will prevail over those of third parties.
If our affiliated Chinese entities violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.
As the PRC government restricts foreign ownership of value-added telecommunications, air-ticketing, travel agency and advertising businesses in China, we depend on our affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non-hotel reservation business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing, packaged-tour or advertising business in an acceptable manner or pay us for our consulting or other services. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business.
Our director, Min Fan, our officers, Jianmin Zhu, Tao Yang and Gangyi Yan and a family member of a senior officer, Fengying Zhang were also the principal shareholders of our consolidated affiliated Chinese entities as of December 31, 2008. Thus, conflicts of interest between their duties to our company and our affiliated Chinese entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act entirely in our interests or that the conflicts of interest will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
Our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.
As a result of our corporate structure and the contractual arrangements between us and our affiliated Chinese entities, we are effectively subject to the 5% PRC business tax on both revenues generated by our affiliated Chinese entities’ operations in China and revenues derived from our contractual arrangements with our affiliated Chinese entities. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our affiliated Chinese entities were not made on an arm’s length basis and therefore constitute a favorable transfer pricing. If this occurs, the PRC tax authorities could request that our affiliated Chinese entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated Chinese entities’ tax expenses without reducing our tax expenses, which could subject our affiliated Chinese entities to late payment fees and other penalties for underpayment of taxes, and/or result in the loss of the tax benefits available to our subsidiaries in China. The new PRC Enterprise Income Tax Law, or the EIT Law, effective on January 1, 2008, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arms’ length principles. As a result, our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.

Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.
We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting and other fees paid to us by our affiliated Chinese entities. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the subsidiaries’ registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and affiliated Chinese entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.
Dividend payments derived from income earned prior to January 1, 2008 to foreign investors made by foreign-invested enterprises, or FIEs, were exempt from PRC withholding tax under PRC tax law. Pursuant to the EIT Law and Circular Caishui (2008) No. 1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by an FIE to its immediate holding company outside China would be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Our subsidiaries in China are considered FIEs and are directly held by our subsidiary in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between the mainland China and Hong Kong Special Administrative Region in August 2006, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. On February 20, 2009, the State Administration of Taxation promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the 2009 Notice. According to the 2009 Notice, no enterprise is entitled to enjoy preferential treatment on dividend withholding tax rates pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. Since the 2009 Notice is newly issued, it remains unclear how the PRC tax authorities will implement it in practice and to what extent it will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary was set up for the purpose of taking advantage of the preferential tax rates on dividends, the higher 10% withholding tax rate may apply to such dividends.
Under the EIT Law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. If the PRC tax authorities determine that we should be classified as a resident enterprise, our global income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.
Moreover, under the EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by a Chinese entity and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. It remains unclear whether the dividends payable by a Chinese entity or the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.
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
In particular, the Civil Aviation Administration of China, or CAAC, regulates pricing of air tickets as well as commissions payable to air-ticketing agencies. If restrictive policies are adopted by CAAC or any of its regional branches, our air-ticketing revenues may be adversely affected.

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
Our strategy to acquire or invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial conditions and result of operations.
As part of our plan to expand our product and service offerings, we have made and intend to make strategic acquisitions or investments in the highly-fragmented travel service industry in China. Our strategic acquisitions and investments could subject us to uncertainties and risks, including:
•	high acquisition and financing costs;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve our intended objectives, benefits or revenue-enhancing opportunities;

•	cost of and difficulties in integrating acquired businesses and managing a larger business; and

•	potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board; and

•	diversion of our resources and management attention.
Our failure to address these uncertainties and risks may have a material adverse effect on our financial condition and results of operations. In addition, we establish strategic alliances with various third parties to further our business purpose from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business.
We have invested through open market purchases and in a private placement transaction a total of US$92 million in an 18.25% stake in Home Inns & Hotels Management Inc., a leading economy hotel chain in China. The purchase prices were determined based on the trading prices of Home Inns’ ADSs on the Nasdaq Global Market at the time of each open market purchase or the average closing prices of Home Inns’ ADSs as stipulated in the relevant purchase agreement. If Home Inns experiences a net loss in the future, we would share the net loss of Home Inns proportionate to our equity interest in Home Inns. In addition, if the ADS price of Home Inns declines and becomes lower than our share purchase price in the long term, we would incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods.

We rely on services from third parties to carry out our business and to deliver our products to customers, and if there is any interruption or deterioration in the quality of these services, our customers may not continue using our services.
We rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party air-ticketing agencies to issue air tickets and travel insurance products, confirmations and deliveries in some cities in China. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance could impair the timing and quality of our own service. If our service providers fail to provide high quality services in a timely manner to our customers, our services will not meet the expectations of our customers and our reputation and brand will be damaged. In December 2008, one of our customers purchased two aviation insurance policies from one of our local third-party air-ticketing agencies. Such insurance policies turned out to be counterfeit. In March 2009, the customer filed a civil lawsuit against us in a local court in Kunming, Yunnan province, claiming economic compensation of approximately RMB100,000 (US$14,657). The court dismissed the case on jurisdictional grounds. This incident has triggered significant negative media coverage of our company in China. If similar incidents happen in the future and we are unable to deal with them properly, our public image may suffer and our customers may cease to use our services, which would have a material and adverse effect on our business and results of operation.
If our hotel suppliers or customers provide us with untrue information regarding our customers’ stay, we may not be able to recognize and collect revenues to which we are entitled.
A substantial portion of our revenues are represented by commissions which hotels pay us for room nights booked through us. Generally, we do not receive payment from our customers on behalf of our hotel suppliers, as our customers pay hotels directly. To confirm whether a customer adheres to the booked itinerary, we routinely make inquiries with the hotel and, occasionally, with the customer. We rely on the hotel and the customer to give us truthful information regarding the customer’s check-in and check-out dates, which forms the basis for calculating the commission we are entitled to receive from the hotel. If our hotel suppliers or customers provide us with untrue information with respect to our customers’ length of stay at the hotels, we would not be able to recognize revenues to which we are entitled. In addition, using such untrue information may lead to inaccurate business projections and plans, which may adversely affect our business planning and strategy.
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
Under the EIT law, FIEs and domestic enterprises are subject to EIT at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general restrictions described in the EIT Law and the related regulations.
In December 2008, our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network were each designated by relevant local authorities in Shanghai as a “high and new technology enterprise” under the EIT Law. Therefore, these entities are entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification for “high and new technology enterprise,” which is subject to reevaluation in three years. We cannot assure you that our subsidiaries will continue to qualify as high and new technology enterprises when they are subject to reevaluation in the future. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard 25% EIT rate, which could materially increase our tax obligations.
We may be subject to additional business tax for our hotel reservation services.
Some of our hotel reservation services customers prepay for their expected hotel stays with the entire amount of hotel charges before checking in. As a result, we issue them invoices representing the entire amount of their expected hotel charges. Although we only recognize commissions on such hotel reservations as revenues, we cannot assure that, in these cases, the PRC tax authorities will not deem the entire invoiced amount as our revenue and impose business tax on such amount. Payment of business tax on the full amounts represented by these invoices may have a material adverse effect on our financial condition and results of operations.
We have sustained losses in the past and may experience earnings declines or net losses in the future.
We sustained net losses in the periods prior to 2002. We cannot assure you that we can sustain profitability or avoid net losses in the future. We expect that our operating expenses will increase and the degree of increase in these expenses is largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volume and revenues could result in substantial operating losses.

We may be subject to litigation regarding information provided on our websites, which may be time-consuming to defend.
Our websites contain information about hotels, flights, popular vacation destinations and other travel-related topics. It is possible that if any information accessible on our websites contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any such claims, with or without merit, could be time consuming and costly to defend, result in litigation and divert management’s attention and resources.
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
Inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations
Historically, China has experienced significant inflation and we cannot assure you that further inflation will not occur in the future. If inflation recurs, the scope and the extent of inflation could adversely affect the Chinese economy and both business and personal travel behavior. If inflation leads to a reduction in business and leisure travel, our business, financial condition and results of operations would be adversely impacted. Furthermore, we cannot assure you that, under competitive pressure, we will be able to implement price increases, which could adversely impact our business, financial condition and results of operations.
The recurrence of SARS and other similar outbreaks such as H1N1 flu (swine flu) or avian flu as well as natural disasters may materially and adversely affect our business and operating results.
In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan province and was felt across much of the country, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of the sharp decrease in travel in the relevant earthquake affected areas in Sichuan province. Finally, in April 2009, an outbreak of H1N1 flu (swine flu) occurred in Mexico and the United States and human cases of swine flu were discovered in China and Hong Kong. Our business and operating results were adversely affected in all cases.
A recurrence of an outbreak of SARS, avian flu, swine flu or other contagious diseases, extreme unexpected bad weather or severe natural disasters would affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Government advice regarding or restrictions on travel to and from these and other regions on account of outbreak of any contagious disease or occurrence of natural disasters could have a material adverse effect on our business and operating results.
We have limited business insurance coverage in China.
Insurance companies in China offer limited business insurance products and generally do not, to our knowledge, offer business liability insurance. Business disruption insurance is available to a limited extent in China, but we have determined that the risks of disruption, the cost of such insurance and the difficulties associated with acquiring such insurance make it impractical for us to have such insurance. We do not maintain insurance coverage for any kinds of business liabilities or disruptions and would have to bear the costs and expenses associated with any such events out of our own resources.
We face a greater risk of doubtful accounts as our corporate travel business increases in scale.
Since we began providing travel booking services to corporate customers who generally request credit terms, our accounts receivable have increased. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding accounts receivable from our corporate travel service customers. As a result, we may face a greater risk of non-payments in our accounts receivable and, when our corporate travel business grows in scale, we may need to make increased provisions for doubtful accounts. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our accounts receivable.

As we have commenced accounting for employee share options using the fair value method beginning from 2006, such accounting treatment could continue to significantly reduce our net income.
Since 2006, we have accounted for share-based compensation in accordance with FASB Statement No. 123R, Share-Based Payment, or FAS No. 123R, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. Prior to 2006, we recorded share-based compensation to the extent that the fair value of the shares on the date of grant exceeded the exercise price of the option. In 2008, share-based compensation expense reduced our diluted earnings per ADS by approximately US$0.27. The adoption of SFAS No.123R may continue to have a significant impact on our net income. In addition, future changes to various assumptions used to determine the fair-value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.
Failure to maintain effective internal control over financial reporting could have a material adverse effect on the trading price of our ADSs.
We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2008. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2008. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.
We may need additional capital and we may not be able to obtain it.
We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In particular, the current financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.
Risks Related to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, future measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of the RMB into foreign currencies, including the U.S. dollar, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between the RMB and the U.S. dollar and caused the RMB to appreciate approximately 21.5% against the U.S. dollar over the following three years. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of the RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. For example, the RMB appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again.
Our revenues and costs are mostly denominated in RMB, while a portion of our financial assets and our dividend payments are denominated in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. Any significant revaluation of the RMB or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, our reporting currency.
Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
Because substantially all of our revenues are in the form of RMB, any restrictions on currency exchange may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended, the Rules. Under the Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.
SAFE issued a public notice, or Notice 75, in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity interests in any onshore enterprise located in the PRC, referred to in the notice as a “special purpose company.” On May 29, 2007, SAFE further promulgated the guideline for Notice 75, or Guideline 106, which clarifies certain implementation questions of Notice 75. According to Notice 75 and Guideline 106, any PRC resident who is a direct or indirect shareholder of a special purpose company is also required to file or update the registration with the local branch of SAFE, with respect to that special purpose company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that special purpose company are required to urge the PRC resident shareholders to update their SAFE registration with the local branch of SAFE when such updates are required under applicable SAFE regulations.
We have notified holders of ordinary shares of our company who we know are PRC residents to register with the local SAFE branch as required under the SAFE notice. The failure or inability of our shareholders resident in the PRC to comply with the registration procedures set forth therein may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to our company or otherwise adversely affect our business.

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
Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operations under the administrative control and regulatory supervision of China’s Ministry of Industry and Information Technology. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These international gateways are the only channels through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure, China Telecom and China Netcom to provide data communications capacity primarily. Although the government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

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
We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly-owned subsidiaries and several affiliated Chinese entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
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
Provisions of our shareholder rights plan could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders.
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
Since our inception, we have conducted substantially all of our operations in China. As of December 31, 2008, we operated as a foreign investment enterprise in China through the following subsidiaries:
•	Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;

•	Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information;

•	Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network;

•	Ctrip Information Technology (Nantong) Co., Ltd., or Ctrip Information Technology;

•	Starway Hotels (Shanghai) Co., Ltd., or Starway Shanghai; and

•	China Software Hotel Information System Co., Ltd., or Software Hotel Information.

We also conduct part of our business in China through the following consolidated affiliated Chinese entities:
•	Beijing Ctrip International Travel Agency Co., Ltd., or Beijing Ctrip, which holds domestic and cross-border travel agency license and air transport sales agency licenses;

•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds value-added telecommunications business license;

•	Guangzhou Ctrip International Travel Agency Co., Ltd., or Guangzhou Ctrip, which holds domestic and cross-border travel agency and air transport sales agency licenses;

•	Shanghai Huacheng Southwest Travel Agency Co., Ltd., or Shanghai Huacheng, which holds domestic travel agency and air transport sales agency licenses;

•	Shanghai Ctrip International Travel Agency Co., Ltd. (formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.), or Shanghai Ctrip, which holds domestic and cross-border travel agency licenses and air transport sales agency license;

•	Shenzhen Ctrip Travel Agency Co., Ltd., or Shenzhen Ctrip, which holds air transport sales agency and domestic travel agency licenses; and

•	Nantong Tongcheng Information Technology Co., Ltd., or Nantong Tongcheng, which holds value-added telecommunications business license.
We formed Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns Hong Kong, in 2001 to expand our business to include the hotel management service. We spun off all of our interest in Home Inns Hong Kong in August 2003. Home Inns Hong Kong became a wholly-owned subsidiary of Home Inns & Hotels Management Inc., or Home Inns, in June 2006. Home Inns went public and its ADSs were listed on the Nasdaq Global Market in October 2006. During the period from September 12, 2008 to December 31, 2008, we purchased ADSs of Home Inns on the open market representing 9% of the total outstanding shares of Home Inns as of December 31, 2008. In May 2009, we entered into a definitive purchase agreement with Home Inns to acquire additional equity interest in Home Inns through a private placement of its ordinary shares for $50 million in cash. This transaction closed on May 21, 2009. As a result, our aggregate equity interest in Home Inns has increased to 18.25% of the total outstanding shares of Home Inns as of May 21, 2009.
In March 2006, we formed a wholly-owned subsidiary, C-Travel International Limited, an exempted company with limited liability incorporated in the Cayman Islands, in connection with our investment in a minority stake in ezTravel Co., Ltd., an online travel service provider in Taiwan that offers packaged-tours as well as hotel and airline tickets reservation services. In April 2007, we formed a new wholly-owned subsidiary, Ctrip Information Technology in the PRC, in connection with the construction of our second toll-free customer service center in anticipation of future business expansion.
Our principal executive offices are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, and our telephone number is (86-21) 3406-4880.
B. Business Overview
We are a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also sell packaged tours that include transportation and accommodations, as well as guided tours in some instances. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:
•	choose and reserve hotel rooms in cities throughout China and selected cities abroad;

•	book and purchase air tickets for domestic and international flights originating from China; and

•	choose and reserve packaged tours that include transportation and accommodations, as well as guided tours in some instances.
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

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of hotel room nights booked. As of December 31, 2008, we had secured room supply relationships with approximately 7,700 hotels in China and approximately 16,000 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. As of December 31, 2008, we had guaranteed room allotments, which allow us to sell hotel rooms to our customers even during peak seasons and provide instant confirmation, with approximately 67% of the hotels in China with whom we have a supply relationship. Rooms booked in guaranteed allotment hotels accounted for approximately 85% of our hotel transactions for the year ended December 31, 2008. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 80% of our revenues from our hotel reservation business in 2008.
We believe that we are the largest consolidator of airline tickets in China in terms of the total number of airline tickets booked and sold. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating from China. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through our ticketing offices and third-party agencies located in over 50 major cities in China.
We also offer independent leisure travelers bundled package-tour products, which include transportation and accommodations, as well as guided tours in some instances. Our package-tour products cover a variety of domestic and international destinations.
We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24-hour customer service center and bilingual websites. In 2008, transactions effected through our customer service center accounted for approximately 70% of our transaction volume, while our websites accounted for the balance.
Our revenues are primarily generated from the hotel reservation, air-ticketing and packaged-tour services. For information on revenues attributable to our different products, see Item 5.A,“—Operating Results.”
Products and Services
We began offering hotel reservation and air-ticketing services in October 1999. In 2008, we derived 48% of our revenues from the hotel reservation business and 42% of our revenues from the air-ticketing business. In addition, we offer other products and services including packaged tours, mostly bundled by us, that cover hotel, air tickets and transportation.
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
We contract with hotels for rooms under two agency models, the “guaranteed allotment” model and the “on-request” model. Under our agreements with our hotel suppliers, hotels are generally required to offer us prices that are equal or lower than their published prices, and notify us in advance if they have promotional sales, so that we can lower our prices accordingly.
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
As of December 31, 2008, we had contracted with approximately 7,700 hotels in China, of which approximately 5,200 hotels have guaranteed room allotments, allowing us to sell rooms to our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a majority of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking. Our business development team continues to try to increase guaranteed room allotment arrangements with our travel suppliers.
Air-ticketing. We sell air tickets for all major domestic Chinese airlines, including Air China, China Eastern Airlines, China Southern Airlines and Shanghai Airlines and many international airlines operating flights that originate from cities in China, such as United Airlines, Northwest Airlines, Air Canada, DragonAir and Lufthansa.
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
Other Products and Services. We offer travel-related businesses and other third parties the opportunity to advertise on our websites. We sell travel guidebooks, which provide useful information for independent travelers. We provide air-ticket delivery and insurance services to our customers. We sell VIP membership cards that allow cardholders to enjoy certain priority in obtaining our services and receiving discounts from many restaurants, clubs and bars in various cities in China. We also offer these membership cards free of charge to select customers who have purchased a certain amount of travel services from us. Other products and services accounted for a small portion of our total revenues in 2008.
Seasonality
Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. See Item 5.A “—Operating Results,” for a discussion of seasonality in the travel industry.
Transaction and Service Platform
Our customers can reach us for their travel-related needs through either our toll-free customer service center or our bilingual websites located at www.ctrip.com and english.ctrip.com. In 2008, transactions executed through our customer service center and websites account for approximately 70% and 30%, respectively, of our total transactions.
Customer Service Center. Our centralized toll-free customer service center is located in Shanghai, China and is operated 24 hours a day, seven days a week. Customers can call our nationwide toll free number to consult with our customer service representatives, receive comprehensive, real-time hotel, flight and packaged-tour information and make travel bookings.
As of December 31, 2008, we employed approximately 4,700 customer service representatives, as compared with 3,700 customer service representatives as of December 31, 2007. All of our customer service representatives participated in a formal training program before commencing work. Unlike some companies in the United States that outsource their customer service to third-party call centers, our customer service representatives are in-house travel specialists.
At our technically advanced Shanghai facility, we have implemented comprehensive performance measures to monitor our calls to ensure that our customers will receive quality service. We believe we have sufficient capacity to meet the currently anticipated increases in call volume. Nevertheless, if we exceed this capacity, we believe we can add, within a reasonable time and at a reasonable cost, additional phone lines, computer systems and customer service representatives to handle increasing call volumes without the need to undertake system redesign to our existing systems. In September 2008, we announced the construction of a new customer service center in Nantong, China, which would further increase our customer service capacity.
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
Cross-Marketing. We have entered into cross-marketing relationships with major Chinese domestic airlines, telecommunications service providers, financial institutions and other corporations.

Our airline partners recommend our products and services to their mileage program members, and allow their members to accumulate miles by staying at hotels booked through us. Our telecommunications service provider partners direct their subscribers requesting travel information to our customer service center through automatic call forwarding, or to our websites through an Internet link on their websites. In addition, our bank partners recommend our products and services to their debit or credit card holders, and we allow their card holders to use their cards to settle their payments for travel products purchased from us. In September 2004, we and China Merchants Bank jointly launched a dual-currency travel credit card through which holders of the credit card may book hotels, air tickets and packaged-tour products with us, and settle the payments in either RMB or U.S. dollars. Card holders are also entitled to certain VIP membership privileges with us. Total number of holders of this dual-currency travel credit card exceeded 150 million as of February 28, 2009. This credit card is one of the leading joint-launching credit cards in terms of number of holders in China and was honored as the “Most Popular Credit Card in 2006” by VISA. In May 2007, we and Bank of China together with MasterCard International Organization jointly launched a dual-currency travel credit card through which holders of the credit card may book hotels, air tickets and packaged-tour products with us, and settle the payments in either RMB or U.S. dollars. Card holders are also entitled to high insurance coverage upon settlement of payments for our air tickets and packaged-tour products. As of April 30, 2009, the number of holders of this credit card exceeded 400,000.
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
Since inception, we have supported substantial growth in our offline and online traffic and transactions with our present architecture. Our proprietary booking software is integrated with our websites and customer service center operations. Our hardware platform for the Internet consists of Hewlett-Packard servers. We have contracted with Avaya Inc., Hewlett-Packard Company and Dell Inc. for warranty services for our hardware platform. We maintain our databases on HP Superdome, HP RX4640, HP DL740, HP DL580, HP DL585, and conduct daily backup functions for off-site storage. We access the Internet backbone via two 150 megabit ethernet lines for load balance and backup. Our customer service center operations are managed by an Avaya S8700 media server. We maintain all of our servers at our premises in Shanghai.
Competition
In the hotel consolidation market, we compete primarily with other consolidators of hotel accommodations, such as eLong, Inc., which is controlled by IAC/InterActiveCorp, which owns several online travel businesses, including Expedia, Hotels.com, Hotwire and the WWTE private label, and Mangocity.com. We also compete with traditional travel agencies. We believe that the hotel room booking volume from FITs of our main competitors is significantly lower than ours. However, as the travel business in China continues to grow, we may face competition from new players in the hotel consolidation market in China and foreign travel consolidators that may enter the China market.
In the air-ticketing market, we compete primarily with other consolidators of air tickets with a multi-province airline ticket sales and fulfillment infrastructure in China, including eLong, Inc. and Mangocity.com. In the markets where we face local competition, our competitors generally conduct ticketing transactions in person, and not over the Internet or through customer service centers. Many local air-ticketing agencies are primarily involved in the wholesale business and do not directly serve individual travelers, who are our targeted customers. However, as the airline ticket distribution business continues to grow in China, we believe that more companies involved in the travel services industry may develop their services that compete with our air-ticketing business. We also compete with airlines, which in recent years have made efforts to improve their direct sales.

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
We have registered our domain names www.ctrip.com and www.gotochina.com with www.register.com and www.opensrs.net, respectively, and the domain name www.ctrip.com.cn with China Internet Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered the trademarks “Ctrip” and with the Trademark Office of the PRC State General Administration for Industry and Commerce, or SAIC. We have registered the trademark “Ctrip” and with the Registrar of Trademarks in Hong Kong. We have also registered the trademark “Ctrip” with the Untied States Patent and Trademark Office.
In 2007, we were selected by Forbes as one of the “Top 100 Companies with Great Potential” in China, and elected by Fortune China as one of the “Best Employers of 2007 in China.” In early 2008, “ CTRIP” was also recognized as a “Famous Chinese Trademark,” which is the highest recognition for consumer brands granted by the State Industrial and Commercial Bureau. With these recognitions, we believe our trademark will be rigorously and actively protected by Industrial and Commercial Bureaus at both local and national levels. In early 2009, “ CTRIP” was recognized as a “Shanghai Well-known Brand,” which is also a high recognition for consumer brands granted by the Shanghai municipal government.
PRC Government Regulations
Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our affiliated PRC entities as well as certain independent air-ticketing agencies and travel agencies. Our director, Min Fan, our officers, Jianmin Zhu, Tao Yang and Gangyi Yan, and a family member of a senior officer, Fengying Zhang, all of whom are PRC citizens, directly or indirectly own all or most of the equity in our affiliated Chinese entities as of December 31, 2008.
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
Travel Agency. On August 10, 2007, the National Tourism Administration and Ministry of Commerce jointly promulgated a notice on the establishment and operation of travel agencies owned by Hong Kong or Macau investors, which became effective on January 1, 2008. Currently, qualified foreign investors have been permitted to establish or own a travel agency upon the approval of the PRC government, subject to considerable restrictions as to its scope of business. For example, other than travel agencies with investments from Hong Kong or Macau investors in the Guangxi, Hunan, Hainan, Fujian, Jiangxi, Yunnan, Guizhou and Sichuan regions being permitted to arrange for the travel of residents in the aforementioned regions from mainland China to Hong Kong and Macau, foreign travel agencies cannot arrange for the travel of persons from mainland China to Hong Kong, Macau, Taiwan or any other country. On February 20, 2009, the State Council promulgated the Travel Agency Regulations, which became effective on May 1, 2009. Pursuant to the Travel Agency Regulations, foreign investors are permitted to establish travel agencies in China in the form of joint ventures or wholly foreign owned enterprises. The new regulations lift the operating history and financial requirements on the foreign investors of foreign invested travel agencies as well as the restrictions on foreign invested travel agencies’ ability to set up branches in China, both of which were required under the previously effective PRC laws and regulations.
Online Advertising. The principal regulations governing foreign ownership of advertising agencies in China are the Foreign Investment Industrial Guidance Catalogue (2007) and the Administrative Regulations Concerning Foreign Invested Advertising Enterprises (2008 Revision). Under these regulations, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, for those advertising agencies that provide online advertising service, foreign ownership restrictions on the value-added telecommunications business are still applicable.

Value-added Telecommunications Business License. The principal regulations governing foreign ownership of the telecommunications related value-added service provision business in China include:
•	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2008 Revision); and

•	Foreign Investment Industrial Guidance Catalogue (2007).
Under these regulations, a foreign entity is prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services.
In July 2006, the Ministry of Information Industry issued the Circular on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Business which states that a domestic company that holds an value-added telecommunications business license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names used in the value-added telecommunications business shall be owned by the local value-added telecommunications license holder. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the above circular will have on us or other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.
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
Under these regulations, starting from May 19, 2005, any entity that wishes to conduct air-ticketing business in China must apply for an air-ticketing permit from CNATA. The regulations provide for a transitional grace period for air-ticketing agencies that have obtained a valid license from CAAC or its regional branch prior to the promulgation of the new rules. These agencies are permitted to use their original licenses until such licenses expire.
Travel Agency. The travel industry is subject to the supervision of the China National Tourism Administration and local tourism administrations. The principal regulations governing travel agencies in China include:
•	Travel Agency Regulations, effective as of May 1, 2009; and

•	Implementing Rules of Travel Agency Regulations, effective as of May 3, 2009.
Under these regulations, a travel agency must obtain a license from the China National Tourism Administration to conduct cross-border travel business, and a license from the provincial-level tourism administration to conduct domestic travel agency business.
Advertising. The SAIC is responsible for regulating advertising activities in China. The principal regulations governing advertising (including online advertising) in China include:
•	Advertising Law (1994);

•	Administration of Advertising Regulations (1987); and

•	Implementing rules of the Administration of Advertising Regulations (2004).
Under these regulations, any entity conducting advertising activities must obtain an advertising permit from the local Administration of Industry and Commerce.
Value-added Telecommunications Business and Online Commerce. Our provision of travel-related content on our websites is subject to PRC laws and regulations relating to the telecommunications industry and Internet, and regulated by various government authorities, including the Ministry of Information Industry and the SAIC. The principal regulations governing the telecommunications industry and Internet include:
•	Telecommunications Regulations (2000);

•	The Administrative Measures for Telecommunications Business Operating Licenses, effective as of April 10, 2009; and

•	The Internet Information Services Administrative Measures (2000).
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
Regulation of Foreign Currency Exchange and Dividend Distribution
Foreign Currency Exchange. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (2008 revision). Under these Rules, the RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration for Foreign Exchange of the PRC, or SAFE is obtained.
Pursuant to the Foreign Currency Administration Rules, foreign investment enterprises in China may purchase foreign currency without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by the SAFE) to satisfy foreign exchange liabilities or to pay dividends. In addition, if a foreign company acquires a company in China, the acquired company will also become a foreign investment enterprise. However, the relevant PRC government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE.
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
Under the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor which is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between mainland China and Hong Kong Special Administrative Region in August 2006, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%.
Under the EIT Law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a board definition. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.
Moreover, under the EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by a Chinese entity and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC and we are classified as a PRC resident enterprise.
Regulation of Income Taxes and Financial Subsidies. See Item 5, “Operating and Financial Review and Prospects—Income Taxes and Financial Subsidies.”

C. Organizational Structure
The following table sets out the details of our subsidiaries as of December 31, 2008:

Name	Country of Incorporation	Ownership Interest
Ctrip Computer Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Information Technology (Nantong) Co., Ltd.	China	100%
China Software Hotel Information System Co., Ltd.	China	90%
Starway Hotels (Shanghai) Co., Ltd.	China	100%
Ctrip.com (Hong Kong) Limited	Hong Kong	100%
Starway Hotels (Hong Kong) Limited	Hong Kong	100%
C-Travel International Limited	The Cayman Islands	100%
We conduct a majority of our business through our wholly-owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency, online advertising and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities, including:
•	Beijing Ctrip;

•	Ctrip Commerce;

•	Guangzhou Ctrip;

•	Shanghai Huacheng;

•	Shanghai Ctrip;

•	Shenzhen Ctrip; and

•	Nantong Tongcheng.
As of December 31, 2008, Min Fan, our co-founder, shareholder, director and chief executive officer, Jianmin Zhu, our senior vice president, Tao Yang, our senior executive, Gangyi Yan, our senior executive, and Fengying Zhang, a family member of a senior officer, were principal record owners of our affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint our chief financial officer, Jane Jie Sun, as attorney-in-fact to vote on all matters of our affiliated Chinese entities for a period of ten years ending in 2016.
D. Property, Plants and Equipment
Our customer service center and principal sales, marketing and development facilities and administrative offices are located on owned premises comprising approximately 39,000 square meters in an economic development park in Shanghai, China. We have branch offices in Hong Kong, Beijing, Guangzhou, Shenzhen, Chengdu, Qingdao, Shenyang, Xiamen, Hangzhou, Wuhan, Nanjing and Sanya. We also maintain a sales network in more than 45 cities in China. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.
To support our anticipated future business expansion, we have acquired the land use right to a piece of land in Nantong, Jiangsu Province in January 2008 for approximately RMB49 million (US$7.2 million). Nantong is approximately 110 kilometers north of Shanghai. In September 2008, we announced the commencement of construction of the Nantong customer service center. In December 2008, we entered into a construction agreement with Shanghai No. 1 Construction Co., Ltd. to construct the Nantong customer service center. The total contract value of the construction agreement was approximately RMB296 million. The aggregate investment for the Nantong customer service center including land costs, construction costs and other improvement costs is expected to be approximately RMB450 million (US$66 million) to RMB500 million (US$73 million). Approximately RMB108 million was paid in 2008, with the remainder expected to be paid in next three years. The first phase of the Nantong customer service center is expected to go into operation in 2010.
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
In 2008, we derived 48%, 42%, 7% and 3% of our revenues from our hotel reservation, air ticketing, packaged-tour and other products and services, respectively.
Major Factors Affecting the Travel Industry
A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:
Growth in the Overall Economy and Demand for Travel Services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China and the rest of the world. According to the statistical report published on the website of National Bureau of Statistics of China on February 26, 2009, the gross domestic product, or GDP, of China grew from RMB16.0 trillion (US$2.3 trillion) in 2004 to RMB30.1 trillion (US$4.4 trillion) in 2008, representing a compound annual growth rate of 17%. GDP per capita in the same period rose from RMB12,336 (US$1,808) to RMB22,640 (US$3,318), representing a 16% compound annual growth rate. This growth led to a significant increase in the demand for travel services.
According to the statistical report published on the website of National Bureau of Statistics of China on February 26, 2009, domestic tourism spending grew from RMB471.1 billion (US$69.0 billion) in 2004 to RMB874.9 billion (US$128.2 billion) in 2008, representing a compound annual growth of 17%. We anticipate that demand for travel services in China will continue to increase in the foreseeable future as the economy in China continues to grow. However, any adverse changes in economic conditions of China and the rest of the world, such as the current global financial and economic crisis, could have a material adverse effect on the travel industry in China, which in turn would harm our business.
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
Disruptions in the Travel Industry. Individual travelers tend to modify their travel plans based on the occurrence of events such as:
•	the outbreak of SARS, avian flu, H1N1 flu (swine flu) or any other serious contagious diseases;

•	increased prices in the hotel, airline or other travel-related industries.

•	increased occurrence of travel-related accidents;

•	natural disasters or poor weather conditions;

•	terrorist attacks or threats of terrorist attacks or war; and

•	general economic downturns.
In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan province and was felt across much of the country, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of the sharp decrease in travel in the relevant earthquake-affected areas in Sichuan province. Finally, in April 2009, an outbreak of H1N1 flu (swine flu) occurred in Mexico and the United States and human cases of the swine flu were discovered in China and Hong Kong. Our business and operating results were adversely affected in all cases.

A recurrence of an outbreak of SARS, avian flu, swine flu or other contagious diseases, extreme unexpected bad weather or severe natural disasters would affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Government advice regarding or restrictions on travel to and from these and other regions on account of outbreak of any contagious disease or occurrence of natural disasters could have a material adverse effect on our business and operating results.
Major Factors Affecting Our Results of Operations
Revenues
Revenues Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our revenues grew from RMB354 million in 2004 to RMB1.6 billion (US$233 million) in 2008, representing a compound annual growth rate of 46%.
We generate our revenues primarily from the hotel reservation and air-ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2006	2007	2008
Revenues:
Hotel reservation	57%	53%	48%
Air ticketing	35%	39%	42%
Packaged-tour*	5%	6%	7%
Others	3%	2%	3%
Total revenues	100%	100%	100%

*	Certain of our packaged-tour revenues were recorded on a gross basis. See “— Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”
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
Hotel Reservation. Revenues from our hotel reservation business have been our primary source of revenues since our inception. In 2006, 2007 and 2008, revenues from our hotel reservation business accounted for RMB476 million, RMB677 million and RMB764 million (US$112 million), respectively, or 57%, 53% and 48%, respectively, of our total revenues.
We derive our hotel reservation revenues through commissions from hotels, primarily based on the room rates paid by our customers. We recognize revenues when we receive confirmation from a hotel that a customer who booked the hotel through us has stayed and checked out from the hotel. While we generally agree in advance on fixed commissions with a particular hotel, we also enter into a commission arrangement with many of our hotel suppliers that we refer to as the “ratchet system.” Under the ratchet system, our commission per room night for a given hotel increases for the month if we sell in excess of a pre-agreed number of room nights with such hotel within the month.
Air-Ticketing. Since early 2002, our air-ticketing business has been growing rapidly. In 2006, 2007 and 2008, revenues from our air-ticketing business accounted for RMB293 million, RMB503 million and RMB659 million (US$97 million), respectively, or 35%, 39% and 42% respectively, of our total revenues.
We conduct our air-ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent air-ticketing service companies. Commissions from air-ticketing services rendered are recognized after air tickets are issued. We generally receive a higher commission rate per ticket as the total number of tickets we sell for an airline increases, subject to any applicable regulatory restrictions.
Packaged-tour. Our packaged-tour business has grown rapidly in the past three years. In 2006, 2007 and 2008, revenues from our packaged-tour business accounted for RMB42 million, RMB71 million and RMB109 million (US$16 million), respectively. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as net revenues after the packaged-tour services are rendered. Our consolidated affiliated Chinese entities also, from time to time, act as principal in connection with the packaged-tour services provided by them. When they act as principal, they recognize gross amounts received from customers as revenues after the packaged-tour services are rendered.

Other Products and Services. Our other products and services primarily consist of Internet-related advertising services and sale of travel guidebooks and VIP membership cards. We place our customers’ advertisements on our websites and in our introductory brochures. We conduct the advertising business through Ctrip Commerce, and we recognize revenues when Ctrip Commerce renders advertising services. We sell VIP membership cards that allow cardholders to enjoy certain priority in obtaining our services and receive discounts from many restaurants, clubs and bars in various cities in China. Revenues from the sale of travel guidebooks and VIP membership cards are recognized when the products are sold, provided that we do not have any significant outstanding obligations.
Cost of Revenues
Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation, telecommunication expenses, credit card charges and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 63%, 64% and 61% of our cost of revenues in 2006, 2007 and 2008, respectively. Telecommunication expenses remained unchanged at 14% of our cost of revenues from 2006 to 2008. Credit card charges accounted for 11%, 15% and 15% of our cost of revenues in 2006, 2007 and 2008, respectively.
Cost of revenues accounted for 20%, 20% and 22% of our net revenues in 2006, 2007 and 2008, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. The increase of percentage of cost of revenues over net revenues in 2008 was largely due to the relatively higher cost of revenues as a result of increased revenue contribution from air-ticketing services and packaged tours, which was partially offset by our efforts to increase efficiency of customer service.
Operating Expenses
Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, all of which include share-based compensation expense. In 2008, we recorded RMB129 million (US$19 million) of share-based compensation expense compared to RMB55 million and RMB87 million for 2006 and 2007, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.
Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain and monitor our transaction and service platform. Product development expenses as a percentage of net revenues increased from 15% in 2007 to 16% in 2008, primarily due to the increased share-based compensation expenses and product development personnel.
Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, commissions for our marketing partners for referring customers to us, and production costs of marketing materials and membership cards. Our sales and marketing expenses as a percentage of net revenues decreased from 20% in 2007 to 19% in 2008, primarily due to a decrease in commission expenses.
General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. General and administrative expenses as a percentage of net revenues remained consistent at 12% from 2006 to 2008.
Foreign Exchange Risk
We are exposed to foreign exchange risk arising from various currency exposures. See Item 11, “Quantitative and Qualitative Disclosure About Market Risk.”
Income Taxes and Financial Subsidies
Income Taxes. Our effective income tax rate was 15%, 13% and 19% for 2006, 2007 and 2008, respectively. Prior to December 31, 2007, pursuant to the applicable tax laws in China, companies established in China were generally subject to EIT at a statutory rate of 33%. The 33% EIT rate applied to our subsidiaries and affiliated Chinese entities established in China, except for our subsidiaries, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network, and our consolidated affiliated Chinese entity, Shenzhen Ctrip, as discussed below.

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the new EIT Law, which became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Under the EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. For certain enterprises established in special economic zones, including Pudong New Area, a transitional preferential income tax rate of 18%, 20%, 22%, 24% and 25% for the respective five-year transition period is allowed. The decrease in the effective tax rate for 2007 from 2006 was primarily due to an increase in deferred tax benefit resulting from the application of the tax rate of 25% under the EIT Law as of December 31, 2007, as required by applicable accounting guidelines. The increase in the effective tax rate for 2008 from 2007 was primarily due to changes to preferential tax treatment received under the new EIT Law.
On April 14, 2008, the Ministry of Science and Technology and the Ministry of Finance and State Administration of Taxation jointly issued Guokefahuo (2008) No.127, “Administrative Measures for Assessment of High and New Technology Enterprises,” or the Measures, and “Catalogue of High and New Technology Domains Strongly Supported by the State,” or the Catalogue, each of which is retroactively effective as of January 1, 2008. The Measures mainly set forth general guidelines regarding criteria as well as application procedures for qualification as a “high and new technology enterprise” under the EIT Law.
Pursuant to the EIT Law, companies established in China were generally subject to EIT at a statutory rate of 25%. The 25% EIT rate applies to our subsidiaries and affiliated Chinese entities established in China, except for our subsidiaries, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network, and our consolidated affiliated Chinese entity, Shenzhen Ctrip.
•	In 2007 and 2008, Ctrip Computer Technology was designated as a “high and new technology enterprise” by the relevant PRC government authorities and thus was entitled to a preferential 15% EIT rate.

•	Ctrip Travel Information, historically enjoyed a preferential income tax rate of 15% as it is registered in Pudong New District, Shanghai. During the fourth quarter of 2004, Ctrip Travel Information was designated as a “Software Development Company” and thus obtained from the relevant tax bureau a full exemption of income tax for 2004 and a 50% reduction of the income tax statutory rate for the period from 2005 to 2007. In 2008, Ctrip Travel Information was designated as a “high and new technology enterprise” by the relevant PRC government authorities and thus was entitled to a preferential 15% EIT rate.

•	During the fourth quarter of 2007, Ctrip Travel Network was designated as a “Software Development Company” and thus obtained from the relevant tax bureau a 50% reduction of its statutory and local income tax rate for 2007. Ctrip Travel Network’s qualification for the above preferential EIT rate was terminated in 2008 due to the promulgation of the EIT Law. In 2008, Ctrip Travel Network was designated as a “high and new technology enterprise” by the relevant PRC government authorities and thus was entitled to a preferential 15% EIT rate.

•	Shenzhen Ctrip was entitled to a preferential tax rate of 18% as granted by the local tax bureau based on its registration in the city of Shenzhen in China in 2008. Shenzhen Ctrip is entitled to a transitional preferential tax rate of 20% for 2009.
Financial Subsidies. In 2006, 2007 and 2008, our subsidiaries in China received business tax rebates in the form of financial subsidies from the government authorities in Shanghai in the amount of approximately RMB11 million, RMB21 million and RMB24 million (US$4 million), respectively, which we recorded as other income on a cash basis. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive business tax rebates or other financial subsidies in the future.
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

Investment. We apply the Accounting Principles Board No. 18, “The Equity Method of Accounting for Investments in Common Stock,” or APB No. 18, in accounting for our investments. Under APB No. 18, the equity method is used for investments in entities in which we have the ability to exercise significant influence but do not own a majority equity interest or otherwise control. The cost method is used for investments over which we do not have the ability to exercise significant influence. For other investment, we apply Statement of Financial Accounting Standards No. 115, “Accounting for Certain Debt and Equity Securities, ” or SFAS No. 115. SFAS No. 115 requires that debt and equity securities be classified into one of three categories and accounted for as follows: (i) those “held to maturity” are reported at amortized cost; (ii) “trading securities” with unrealized holding gains and losses are included in earnings; and (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available for sale” and reported at fair value. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.
Business Combination. We apply Statement of Financial Accounting Standards No. 141, “Business Combination” , or SFAS No. 141, which requires that all business combinations be accounted for under the purchase method. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, equity instruments issued, and costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill.
Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For 2007 and 2008, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets based on the expanding and prospective business of our subsidiaries and affiliated Chinese entities. Throughout the past year, there were no circumstances or events that indicated that the assets may be impaired. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.
Customer Reward Program. We offer a customer reward program that allows customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize liabilities and corresponding expenses for the related future obligations. As of December 31, 2007 and 2008, our accrued balance for the customer reward program were approximately RMB45 million and RMB58 million (US$9 million), respectively. Our expenses for the customer reward program were approximately RMB42 million and RMB55 million (US$8 million) for the years ended December 31, 2007 and 2008. We estimate our liabilities under our customer reward program based on accumulated membership points and our estimate of probability of redemption. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense.
Share-Based Compensation. In January 2006 we adopted Statement of Financial Accounting Standards No.123R, or SFAS No. 123R, using the modified prospective method and therefore have not restated prior periods’ results. Under the fair value recognition provisions of SFAS No.123R, we recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award. Prior to our adoption of SFAS No. 123R, we accounted for share-based payments under APB No. 25 and accordingly, recognized share-based compensation expense related to stock options with intrinsic value approach with required disclosures and accounted for forfeitures as they occurred.
Under SFAS No. 123R, we applied the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, and the pre-vesting option forfeiture rate. Expected life is based on historical exercise patterns, which we believe are representative of future behavior. We estimate expected volatility at the date of grant based on historical volatility. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical patterns of our stock options granted, exercised and forfeited. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period. See Note 2—“Share-based compensation” in the consolidated financial statements for additional information.

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2007 and 2008, we recorded deferred tax assets of RMB11.3 million and RMB8.8 million (US$1.3 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2007 and 2008, we did not record any valuation allowances to reduce our deferred tax assets, as we believed that our deferred tax asset amounts were more likely than not to be realized based on our estimate of future taxable income.
Allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. We provide a general provision for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectibility of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility. As of the end of December 31, 2007 and 2008, the allowance for doubtful accounts was RMB3 million and RMB12,388 (US$1,816), respectively.
Results of Operations
The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2006		2007		2008
	RMB		RMB		RMB	US$
	(in thousands)%		(in thousands)%		(in thousands)	(in thousands)%
Revenues:
Hotel reservation	476,495	61	676,511	56	763,727	111,942	52
Air ticketing	292,701	38	503,453	42	659,398	96,651	44
Packaged-tour(1)	41,702	5	71,496	6	109,245	16,012	7
Others	23,129	3	35,818	3	55,969	8,204	4
Total revenues	834,027	107	1,287,278	107	1,588,339	232,809	107
Less: Business tax and related surcharges	(54,075)	(7)	(88,167)	(7)	(106,335)	(15,586)	(7)
Net revenues	779,952	100	1,199,111	100	1,482,004	217,223	100
Cost of revenues	(153,132)	(20)	(236,226)	(20)	(326,610)	(47,872)	(22)
Gross profit	626,820	80	962,885	80	1,155,394	169,351	78
Operating expenses:
Product development(2)	(105,938)	(14)	(177,302)	(15)	(235,800)	(34,562)	(16)
Sales and marketing(2)	(172,492)	(22)	(243,314)	(20)	(286,693)	(42,022)	(19)
General and administrative(2)	(93,174)	(12)	(137,944)	(12)	(171,694)	(25,166)	(12)
Total operating expenses	(371,604)	(48)	(558,560)	(47)	(694,187)	(101,750)	(47)
Income from operations	255,216	33	404,325	34	461,207	67,601	31
Interest income	15,632	2	16,704	1	31,100	4,559	2
Other income	11,214	1	35,297	3	54,945	8,053	4
Income before income tax expense and minority interests	282,062	36	456,326	38	547,252	80,213	37
Income tax expense	(41,277)	(5)	(58,006)	(5)	(102,914)	(15,084)	(7)
Minority interests	(221)	—	4	—	(230)	(34)	—
Net income	240,564	31	398,324	33	444,108	65,095	30

(1)	Certain of our packaged-tour revenues were booked on a gross basis. See “— Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”

(2)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2006		2007		2008
	RMB		RMB		RMB	US$
	(in thousands)%		(in thousands)%		(in thousands)	(in thousands)%
Product development	(13,694)	(2)	(22,708)	(2)	(32,666)	(4,788)	(2)
Sales and marketing	(8,558)	(1)	(13,649)	(1)	(18,816)	(2,758)	(1)
General and administrative	(32,430)	(4)	(50,557)	(4)	(77,035)	(11,291)	(5)
Any discrepancies in the above table between the amounts/percentages identified as total amounts/percentages and the sum of the amounts/percentages listed therein are due to rounding.

2008 compared to 2007
Revenues
Total revenues were RMB1.6 billion (US$233 million) in 2008, an increase of 23% over RMB1.3 billion in 2007. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets sold in 2008.
Hotel Reservation. Revenues from our hotel reservation business increased by 13% to RMB764 million (US$112 million) in 2008 from RMB677 million in 2007, primarily as a result of the continued rapid growth in our hotel room nights sales volume. The total number of hotel room nights sold in 2008 increased by 14% from 2007. In 2008, the average commission per room night remained substantially unchanged as compared with that in 2007.
Air-Ticketing. Revenues from our air-ticketing business increased by 31% to RMB659 million (US$97 million) in 2008 from RMB503 million in 2007, primarily due to strong growth of air tickets sales volume as we continued to significantly expand our air ticketing capabilities. The total number of air tickets sold in 2008 increased by 41% from 2007. In 2008, the average commission per ticket sold decreased by 6% from 2007, which was caused by a decrease in per ticket sales price of air tickets.
Packaged-tour. Packaged-tour revenues increased by 53% from RMB71 million in 2007 to RMB109 million (US$16 million) in 2008, as we continued growing our packaged-tour business product and service offerings.
Other businesses. Revenues from other businesses increased by 56% from RMB36 million in 2007 to RMB56 million (US$8 million) in 2008 primarily due to increased sales of air-ticket insurance and advertising services.
Business tax and related surcharges
Our business tax and related surcharges increased by 21% from RMB88 million in 2007 to RMB106 million (US$16 million) in 2008 as a result of increased revenues in all of our business lines.
Cost of Revenues
Cost of revenues in 2008 increased by 38% to RMB327 million (US$48 million) from RMB236 million in 2007. This increase was primarily attributable to increased costs associated with our rapidly growing air-ticketing and packaged-tour businesses and, to a less extent, the expansion of our hotel reservation business. Additionally, our customer service personnel increased to 4,700 in 2008 from 3,700 in 2007.
Operating Expenses
Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.
Product Development. Product development expenses increased by 33% to RMB236 million (US$35 million) in 2008 from RMB177 million in 2007, primarily due to an increase in product development personnel to 2,000 employees in 2008 from 1,500 employees in 2007 as we expanded our air ticketing and packaged-tour businesses and an increase of RMB10 million (US$1.5 million) in share-based compensation expenses from 2007 to 2008.
Sales and Marketing. Sales and marketing expenses increased by 18% to RMB287 million (US$42 million) in 2008 from RMB243 million in 2007, primarily attributable to the increased salary and benefit expenses as we increased our sales and marketing staff to 1,450 employees in 2008 from 1,200 employees in 2007, an increase in advertisement expenses and marketing and promotion expenses, as well as an increase in share-based compensation expenses from 2007 to 2008.
General and Administrative. General and administrative expenses increased by 24% to RMB172 million (US$25 million) in 2008 from RMB138 million in 2007, primarily due to an increase of RMB26 million (US$4 million) in share-based compensation expenses and an increase in general and administrative personnel to 600 in 2008 from 500 in 2007.
Interest Income
Interest income increased by 86% to RMB31 million (US$5 million) in 2008 from RMB17 million in 2007 due to the increased cash generated from operations.
Other Income
Other income increased by 56% to RMB55 million (US$8 million) in 2008 from RMB35 million in 2007, primarily due to increases in foreign exchange gains and subsidy income.
Income Tax Expense
Income tax expense was RMB103 million (US$15 million) in 2008, an increase of 77% over RMB58 million in 2007, primarily due to the increase of our taxable income as well as the increase of our effective income tax rate in 2008. Our effective income tax rate in 2008 was 19%, as compared to 13% in 2007, primarily due to changes of preferential tax treatment that we received under the EIT Law.

2007 compared to 2006
Revenues
Total revenues were RMB1,287 million in 2007, an increase of 54% over RMB834 million in 2006. This revenue growth was principally driven by the substantial volume growth in hotel room nights booked and air tickets sold in 2007.
Hotel Reservation. Revenues from our hotel reservation business increased by 42% to RMB677 million in 2007 from RMB476 million in 2006, primarily as a result of the continued rapid growth in our hotel room nights sales volume. The total number of hotel room nights booked in 2007 was approximately 9.6 million compared to over 6.8 million in 2006. In 2007, the average commission per room night was approximately RMB70, remain consistent with 2006.
Air-Ticketing. Revenues from our air-ticketing business increased by 72% to RMB503 million in 2007 from RMB293 million in 2006, primarily due to strong growth of air tickets sales volume as we continued to expand our air ticketing capabilities significantly. The total number of air tickets sold in 2007 was approximately 10.7 million, compared to approximately 6.4 million in 2006. In 2007, the average commission per ticket sold increased to RMB47 from RMB46 in 2006.
Packaged-tour. Packaged-tour revenues increased by 71% from RMB42 million in 2006 to RMB71 million in 2007, as we continued growing our packaged-tour business.
Other businesses. Revenues from other businesses increased by 55% from RMB23 million in 2006 to RMB36 million in 2007 primarily due to increased sales of air-ticket insurance and advertising service.
Business tax and related surcharges
Our business tax and related surcharges increased by 63% from RMB54 million in 2006 to RMB88 million in 2007 as a result of our increased revenues in all of our business lines.
Cost of Revenues
Cost of revenues in 2007 increased by 54% to RMB236 million from RMB153 million in 2006. This increase was primarily attributable to increased costs associated with our air-ticketing and packaged-tour businesses and, to a less extent, the expansion of our hotel reservation business.
Operating Expenses
Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.
Product Development. Product development expenses increased by 67% to RMB177 million in 2007 from RMB106 million in 2006, primarily due to increase of product development personnel in 2006 as we expanded our air ticketing and packaged-tour businesses and an increase of RMB9 million in share-based compensation expenses from 2006 to 2007.
Sales and Marketing. Sales and marketing expenses increased by 41% to RMB243 million in 2007 from RMB172 million in 2006, primarily attributable to increased salary and benefit expenses due to an increase in sales and marketing staff, advertisements expenses and marketing and promotion expenses, as well as an increase of RMB5 million in share-based compensation expenses from 2006 to 2007.
General and Administrative. General and administrative expenses increased by 48% to RMB138 million in 2007 from RMB93 million in 2006, primarily due to an increase of RMB18 million in share-based compensation charges and an increase in general and administrative personnel.
Interest Income
Interest income increased to RMB17 million in 2007 from RMB16 million in 2006 due to the increased cash generated from operations.
Other Income
Other income increased by 215% to RMB35 million in 2007 from RMB11 million in 2006, primarily due to increase of foreign exchange gains and subsidy income.
Income Tax Expense
Income tax expense was RMB58 million in 2007, an increase of 41% over RMB41 million in 2006, primarily due to the increase of our taxable income in 2007. Our effective income tax rate in 2007 was 13%, as compared to 15% in 2006, primarily due to an increase in deferred tax benefit resulting from the application of the tax rate of 25% under the EIT Law as of December 31, 2007, as required by applicable accounting guidelines.

B. Liquidity and Capital Resources
Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	347,892	485,581	590,879	86,607
Net cash used in investing activities	(206,973)	(269,583)	(498,727)	(73,100)
Net cash (used in)/provided by financing activities	(27,130)	16,367	(72,088)	(10,566)
Net increase in cash and cash equivalents	109,331	220,025	5,409	793
Cash and cash equivalents at beginning of year	735,062	844,393	1,064,418	156,016
Cash and cash equivalents at end of year	844,393	1,064,418	1,069,827	156,809
Net cash provided by operating activities was RMB591 million (US$87 million) in 2008, compared to RMB486 million in 2007 and RMB348 million in 2006, primarily due to the increase in our net income resulting from our increased transaction volume.
Net cash used in investing activities amounted to RMB499 million (US$73 million) in 2008, compared to net cash used in investing activities of RMB270 million in 2007. This increase in 2008 from 2007 was primarily due to our RMB266 million (US$39 million) investment in Home Inns, the RMB31 million (US$5 million) used in our acquisition of Software Hotel Information and the RMB49 million (US$7 million) used in our acquisition of land use rights in connection with the Nantong customer service center, partially offset by the RMB106 million (US$16 million) decrease in cash outflow of short-term investments. Net cash used in investing activities amounted to RMB270 million in 2007, compared to net cash used in investing activities of RMB207 million in 2006. This increase in 2007 from 2006 was primarily due to our investment in time deposits, construction of our new facilities and purchase of additional servers, workstations, computers, computer software and other items related to our network infrastructure.
Net cash used in financing activities amounted to RMB72 million (US$11 million) in 2008, compared to net cash provided by financing activities of RMB16 million in 2007 and net cash used in financing activities of RMB27 million in 2006. This change in 2008 was primarily due to RMB112 million (US$16 million) of dividends paid to our shareholders in 2008, which were offset by the RMB40 million (US$6 million) we received from employees’ exercise of share options. The change in 2007 from 2006 was primarily due to proceeds of RMB88 million from the exercise of share options, which were offset by RMB72 million of dividends paid to shareholders.
Capital Resources
As of December 31, 2008, our primary source of liquidity was RMB1,070 million (US$157 million) of cash. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.
As of December 31, 2008, our primary capital commitment was RMB269 million (US$39 million) in connection with our Nantong customer service center. The aggregate investment for the Nantong customer service center, including land costs, construction costs and other improvement costs, is expected to be approximately RMB450 million (US$66 million) to RMB500 million (US$73 million).
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
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements
In connection with our air-ticketing business, we, on behalf of our affiliated Chinese entities, are required by CAAC to provide guarantees for tickets obtained from various airlines. As of December 31, 2008, the amount under these guarantee arrangements was approximately RMB617 million (US$90 million). Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.
F. Tabular Disclosure of Contractual Obligations
The following sets forth our contractual obligations as of December 31, 2008:

	Payments Due by Period
		Less Than 1	1-3	3-5	More Than 5
	Total	Year	Years	Years	Years
	(in RMB thousands)
Operating lease obligations	31,213	23,298	7,915	—	—
Purchase obligations	295,646	228,379	67,267	—	—
Liabilities incurred for purchase a subsidiary	42,000	42,000	—	—	—
Liabilities incurred for minority interest in a variable interest entity	2,375	1,562	813	—	—

	371,234	295,239	75,995	—	—
Operating lease obligations for the years 2009, 2010 and 2011 are RMB23 million, RMB6 million and RMB2 million, respectively. Rental expenses amounted to approximately RMB17 million, RMB25 million and RMB17 million (US$2.5 million) for the years ended December 31, 2006, 2007 and 2008, respectively. Rental expense is charged to the statements of income when incurred.
We have outstanding purchase obligations totaling RMB296 (US$43 million), which are mainly related to the construction of our Nantong customer service center. While the table above indicates our contractual obligations as of December 31, 2008, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.
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
The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk Factors” included elsewhere in this annual report on Form 20-F, including the following risks:
•	the slow-down of economic growth in China and the global economic downturn may materially and adversely affect our growth and profitability;

•	general declines or disruptions in the travel industry may materially and adversely affect our business and results of operations;

•	the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;

•	if we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and customers, and our business may be harmed;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry in China;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business may be severely disrupted if we lose the services of our key executives;

•	inflation in China and in other countries may disrupt our business and have an adverse effect on our financial condition and results of operations;

•	our strategy to acquire or invest in complementary businesses and assets involves significant risks and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations; and

•	if the ownership structure of our affiliated Chinese entities and the contractual arrangements among us, our consolidated affiliated Chinese entities and their shareholders are found to be in violation of any PRC laws or regulations, we and/or our affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations.

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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The names of our current directors and senior management, their ages as of the date of this annual report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title

James Jianzhang Liang	39	Co-founder; Chairman of the Board
Min Fan	44	Co-founder; Chief Executive Officer; Executive Director
Jane Jie Sun	40	Chief Financial Officer
Neil Nanpeng Shen(1)	41	Co-founder; Independent Director
Qi Ji	42	Co-founder; Independent Director
Gabriel Li(1)	41	Deputy Chairman of the Board, Independent Director
JP Gan(1) (2)	37	Independent Director
Suyang Zhang(2)	50	Independent Director
Jianmin Zhu	40	Senior Vice President
Tao Yang	33	Senior Vice President
Maohua Sun	37	Vice President
James Lan Tang	41	Vice President
Shaw Xiaoliang Ding	44	Vice President
Cindy Xiaofan Wang	34	Vice President
Yuxiang Zhuang	33	Vice President
Dongjie Guo	42	Vice President

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.
Each of the foregoing directors, will hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.
Biographical Information
James Jianzhang Liang is one of the co-founders of our company. Mr. Liang served as our chief executive officer from 2000 to January 2006 and has served as a member of our board of directors since our inception. He has been the chairman of our board since August 2003. Prior to founding our company, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the board of Home Inns. Mr. Liang received his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.
Min Fan is one of the co-founders of our company and has served as the chief executive officer of our company since January 2006 and as our director since October 2006. Mr. Fan served as our chief operating officer from November 2004 to January 2006. Prior to that, he served as our executive vice president from 2000 to November 2004. From 1997 to 2000, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan currently serves on the boards and compensation committees of Perfectenergy International, Ltd. and China Edu Corporation. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

Jane Jie Sun has served as our chief financial officer since December 2005. Ms. Sun has extensive experience in U.S. Securities and Exchange Commission, or the SEC reporting, finance and accounting. Prior to joining us, Ms. Sun served as the head of the SEC and External Reporting Division of Applied Materials, Inc., where she worked from 1997 to 2005. Prior to joining Applied Materials, Inc., Ms. Sun worked with KPMG LLP in Silicon Valley, California for five years. Ms. Sun is a member of American Institute of Certified Public Accountants and a member of State of California Certified Public Accountant. Ms. Sun received her Bachelor’s Degree from the Business School of University of Florida with High Honors. She also attended the undergraduate program at the Beijing University Law School.
Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen served as our chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding our company, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is the co-chairman of Home Inns, an independent director of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China, and a non-executive director of E-House (China) Holdings Limited, a leading real estate services company based in China and listed in the New York Stock Exchange. He was awarded “Economic Figure of the Year” by CCTV in 2006 and was voted as the Top Venture Capitalist in China by Zero2IPO, Forbes Magazine and Global Entrepreneur Magazine. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.
Qi Ji is one of the co-founders of our company. He has served as our director since our inception. Other than performing his duties as a director of our company, Mr. Ji is not involved in our daily operations and business affairs. Mr. Ji is the chief executive officer of Powerhill Holdings Ltd, and both chief executive officer and a director of Hanting Hotels, Inc.. He was the chief executive officer of Home Inns from 2002 to January 2005. He was the chief executive officer and the president of our company from 1999 to early 2002 consecutively. Prior to founding our company, he served as the chief executive officer of Shanghai Sunflower High-Tech Group which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. He received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.
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
Suyang Zhang has served as our director since November 2004. He previously served as our director from December 1999 to June 2004. Mr. Zhang is currently a vice president of IDG Technology Venture Investment Inc., where he has worked since 1996, and general manager of Shanghai Pacific Technology Venture Fund Co., Ltd., where he has worked since 1994. Mr. Zhang has led his firms’ investments in a number of high-tech projects in the areas of electronics, telecommunications and software in recent years. He previously served as a division manager of Shanghai Bell, deputy director of Shanghai Telephone Equipment Manufacturing Company, and general manager of Shanghai Vantone Industrial Co. Ltd. He currently serves on the boards of several companies, including Baud Data Communications Co., Ltd. Mr. Zhang holds a Bachelor of Electronics Engineering from Shanghai University and an Executive Masters of Business Administration from China European International Business School.
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
Dongjie Guo has served as our vice president since March 2008. Prior to joining us, he worked as marketing director in Beijing Tourism Group, one of the largest tourism enterprises in China, from September 2007 to March 2008. From July 1998 to August 2007, Mr. Guo served as vice president and the president of China Comfort Travel Service Group consecutively. From 1988 to 1998, Mr. Guo held various senior positions at China Youth Travel Service Group. Mr. Guo received his Master’s degree in Business Administration from Fordham University and his Bachelor’s degree in Literature from Beijing University.
B. Compensation
We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$459,446 in 2008. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “—Employee’s Stock Option Plans” for options granted to our directors in 2008.
We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$772,892 in 2008. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2008 aggregate compensation amount. See “—Employee’s Stock Option Plans” for options granted to our executive officers in 2008.
Employee’s Stock Option Plans
Our board of directors has adopted four stock option plans, namely, the 2007 Share Incentive Plan, or the 2007 Plan, the 2005 Employee’s Stock Option Plan, or the 2005 Plan, the 2003 Employee’s Option Plan, or the 2003 Plan, and the 2000 Employee’s Stock Option Plan, or the 2000 Plan. The terms of the 2005 Plan, the 2003 Plan and the 2000 Plan are substantially similar. The purpose of the plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers and directors and to promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.
We have granted options to purchase our ordinary shares under the 2000 Plan, all of which were exercised as of April 30, 2009. We have not granted any options under the 2000 Plan since April 2003 and will not issue any additional options under the 2000 Plan.
We have reserved an aggregate of 1,187,510 of our ordinary shares for issuance under the 2003 Plan, under which 7,251 options were issued and outstanding as of April 30, 2009. All of the outstanding options under the 2003 Plan are held by employees who are not senior executives or directors. The 2003 Plan terminated automatically in 2008.
We have reserved an aggregate of 3,000,000 ordinary shares for issuance under the 2005 Plan, under which 2,063,502 options were issued and outstanding as of April 30, 2009.
Under the 2007 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to awards was 3,000,000 as of the first business day of 2009, with annual increases of 1,000,000 ordinary shares on the first business day of each subsequent calendar year until the termination of the plan. Under the 2007 Plan, 1,489,766 options were issued and outstanding as of April 30, 2009.
On November 17, 2008, our board of directors amended our 2007 Plan. The main substantive amendments relate to the addition of provisions that explicitly allow us to adjust the exercise price per share of an option under the plan.

In February 2009, our board of directors approved to reduce the exercise price of all outstanding unvested options that were granted by us in 2007 and 2008 under our 2007 Plan to the then fair market value of our ordinary shares underlying such options. The then fair market value was based on the closing price of our ADSs traded on the Nasdaq as of February 10, 2009, which was the last trading day prior to the board approval. In addition, our board of directors approved to change the vesting commencement date of these unvested options to February 10, 2009 with a new vesting period. Other terms of the option grants remain unchanged. As of the date of this annual report on Form 20-F, all option grantees affected by such changes have entered into amendments to their original share option agreements with us.
The following table summarizes, as of April 30, 2009, the outstanding options granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other optionees in the aggregate. The table gives effect to the amendments described above.

	Ordinary Shares
	Underlying Options	Exercise Price
	Granted	(US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	76,667	19.455	January 24, 2005	January 24, 2010
	100,000	26.225	December 9, 2005	December 9, 2010
	16,667	58.39	February 13, 2007	February 13, 2012
	33,333	38.16	February 13, 2007	February 10, 2014
	50,000	38.16	January 7, 2008	February 10, 2014
	20,000	37.56	January 23, 2009	January 23, 2014
Qi Ji	3,333	77.02	August 13, 2007	August 13, 2012
	6,667	38.16	August 13, 2007	February 10, 2014
Neil Nanpeng Shen	40,000	19.455	January 24, 2005	January 24, 2010
	7,000	58.39	February 13, 2007	February 13, 2012
	14,000	38.16	February 13, 2007	February 10, 2014
Min Fan	120,000	19.455	January 24, 2005	January 24, 2010
	100,000	26.225	December 9, 2005	December 9, 2010
	66,667	58.39	February 13, 2007	February 13, 2012
	133,333	38.16	February 13, 2007	February 10, 2014
	250,000	38.16	January 7, 2008	February 10, 2014
	100,000	37.56	January 23, 2009	January 23, 2014
Jane Jie Sun	70,000	26.225	December 9, 2005	December 9, 2010
	33,333	58.39	February 13, 2007	February 13, 2012
	66,667	38.16	February 13, 2007	February 10, 2014
	150,000	38.16	January 7, 2008	February 10, 2014
	60,000	37.56	January 23, 2009	January 23, 2014
JP Gan	10,000	22.56	May 13, 2005	May 13, 2010
	7,000	58.39	February 13, 2007	February 13, 2012
	14,000	38.16	February 13, 2007	February 10, 2014
Suyang Zhang	20,000	19.455	January 24, 2005	January 24, 2010
	7,000	58.39	February 13, 2007	February 13, 2012
	14,000	38.16	February 13, 2007	February 10, 2014
Gabriel Li	7,000	58.39	February 13, 2007	February 13, 2012
	14,000	38.16	February 13, 2007	February 10, 2014
Other Employees	1,942,601	From 19.455 to 77.02	From January 24, 2005 to	From January 24, 2010 to
			January 23, 2009	February 10, 2014
Total	3,553,268
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
Third-Party Acquisition. If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding options or share purchase rights will be assumed or equivalent options or rights substituted by the successor corporation or parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the options or share purchase rights, all options or share purchase rights will become fully vested and exercisable immediately prior to such transaction and all unexercised awards will terminate.
Termination or Amendment of Plans. The 2003 Plan terminated automatically in 2008. Unless terminated earlier, 2000 and 2005 Plans will terminate automatically in 2009. Our board of directors has the authority to amend or terminate our stock option plans subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the stock option plan administrator, or (ii) affect the stock option plan administrator’s ability to exercise the powers granted to it under our stock option plans.
The following paragraphs summarize the terms of our 2007 Plan, which was amended and restated effective November 17, 2008:
Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant, and may at their absolute discretion adjust the exercise price of an option grant. The exercise price per share subject to an option may be reduced by the committee or the full board of directors, without shareholder or option holder approval.
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
Term of the Options. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed ten years from the date of the grant, and in the case of incentive share options, five years from the date of the grant.
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
C. Board Practices
In 2008, our directors held meetings or passed resolutions by unanimous written consent 15 times. No director participated in fewer than 75% of all the meetings of our board and its committees on which he served. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules.
Committees of the Board of Directors
Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relatively to the adequacy of our internal accounting controls.
As of the date of this annual report, our audit committee consists of Messrs. Gan, Li and Shen. All of these directors meet the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The independence definition under Rules 5605 of the Nasdaq Rules is met by Messrs. Gan , Li and Shen. In addition, all the members of our audit committee qualify as “audit committee financial experts” as defined in the relevant Nasdaq Rules. In 2008, our audit committee held meetings or passed resolutions by unanimous written consent five times.
Compensation Committee. Our compensation committee reviews and evaluates and, if necessary, revises the compensation policies adopted by the management. Our compensation committee also determines all forms of compensation to be provided to our senior executive officers. In addition, the compensation committee reviews all annual bonuses, long-term incentive compensation, share options, employee pension and welfare benefit plans. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.
As of the date of this annual report, our compensation committee consists of Messrs. Zhang and Gan, both of whom meet the “independence” definition under the Nasdaq Rules. In 2008, our compensation committee held three meetings.
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
Terms of Directors and Officers
All directors hold office until their successors have been duly elected and qualified unless such office is vacated earlier in accordance with the articles of association. A director may only be removed by the shareholders who appointed such director, except in the case of ordinary directors, who may be removed by ordinary resolutions of the shareholders. Officers are elected by and serve at the discretion of the board of directors.
D. Employees
As of December 31, 2008, we had approximately 9,050 employees, including 600 in management and administration, 5,000 in our customer service center, 1,450 in sales and marketing, and 2,000 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Guangzhou and Shenzhen, and we have certain on-site sales and marketing staffs in over 45 major cities in China. We consider our relations with our employees to be good.
E. Share Ownership
As of April 30, 2009, 33,545,267 of our ordinary shares were outstanding, excluding shares issuable upon exercise of outstanding options. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, taking into account the aggregate number of ordinary shares underlying share options that were outstanding as of, and exercisable within 60 days after, April 30, 2009, by each of our directors and senior management. For information regarding share options granted to our directors and senior executive officers, see Item 6.B, “— Compensation of Directors and Executive Officer.” Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares
	Beneficially Owned(1)
	Number	%(2)
Directors and Senior Management:
James Jianzhang Liang(3)	606,987	1.8%
Min Fan(4)	398,071	1.2%
Neil Nanpeng Shen(5)	167,000	*
Jane Jie Sun(6)	103,334	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%(7)	195,005	*
All directors and officers as a group(8)	1,470,397	4.3%

Principal Shareholders:
Entities affiliated with Lone Spruce, L.P. (9)	4,224,811	12.6%
Credit Suisse(10)	2,511,160	7.5%
Schroeder Investment Management North America Inc.(11)	1,956,044	5.8%
Entities affiliated with Morgan Stanley(12)	1,661,700	5.0%

*	Less than 1% of our total outstanding shares.

Notes:	(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

	(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 33,545,267, being the number of ordinary shares outstanding as of April 30, 2009, and the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after April 30, 2009.

	(3)	Includes 413,653 ordinary shares held by Mr. Liang and 193,334 ordinary shares that were issuable upon exercise of options exercisable within 60 days after April 30, 2009 held by Mr. Liang.

	(4)	Includes 111,404 ordinary shares held by Perfectpoint International Limited, a British Virgin Islands company owned by Mr. Fan and 286,667 ordinary shares that were issuable upon exercise of options exercisable within 60 days after April 30, 2009 held by Mr. Fan.

	(5)	Includes 120,000 ordinary shares held by Mr. Shen and Smart Master International Limited, a British Virgin Islands company owned by Mr. Shen and 47,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after April 30, 2009 held by Mr. Shen. Mr. Shen’s business address is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.

	(6)	Includes 103,334 ordinary shares held by Ms. Sun that were issuable upon exercise of options exercisable within 60 days after April 30, 2009.

	(7)	Includes 73,854 ordinary shares and 121,151 ordinary shares that were issuable upon exercise of options exercisable within 60 days after April 30, 2009 held by twelve of our current directors and executive officers as a group.

	(8)	Includes 718,911 ordinary shares and 751,486 ordinary shares that were issuable upon exercise of options exercisable within 60 days after April 30, 2009 held by all of our current directors and executive officers as a group.

	(9)	Includes 4,224,811 ordinary shares held by entities affiliated with Lone Spruce, L.P., which we refer to collectively as Lone Spruce. Information regarding beneficial ownership is reported as of March 3, 2009, based on the information contained in the Schedule 13G filed by Lone Spruce with the SEC on March 13, 2009. Please see this Schedule 13G for information relating to Lone Spruce. The address for Lone Spruce is Two Greenwich Plaza, Greenwich, Connecticut 06830, the United States of America.

	(10)	Information regarding beneficial ownership is reported as of December 31, 2008, based on the information contained in the Schedule 13G filed by Credit Suisse with the SEC on February 18, 2009. Please see this Schedule 13G filed by Credit Suisse on February 18, 2009 for information relating to Credit Suisse. The address of Credit Suisse is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland.

	(11)	Information regarding beneficial ownership is reported as of December 31, 2008, based on the information contained in the Schedule 13G filed by Schroeder Investment Management North America Inc., or Schroeder, with the SEC on February 13, 2009. Please see this Schedule 13G filed by Schroeder on February 13, 2009 for information relating to Schroeder. The address for Schroeder is 875 Third Avenue, 21st Floor, New York, NY 10022, the United States of America.

	(12)	Includes 1,661,700 ordinary shares held by entities affiliated with Morgan Stanley, which we refer to collectively as Morgan Stanley. Information regarding beneficial ownership is reported as of April 1, 2009, based on the information contained in the Schedule 13G filed by Morgan Stanley with the SEC on April 7, 2009. Please see this Schedule 13G for information relating to Morgan Stanley. The address for Morgan Stanley is 1585 Broadway, New York, NY 10036, the United States of America.

As of December 31, 2008, 33,468,023 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of December 31, 2008, 33,418,418 ordinary shares, or 99.9% of our total outstanding ordinary shares, were held by two record shareholders in the United States, including 33,066,781 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Please refer to Item 6, “—Share Ownership.”
B. Related Party Transactions
Arrangements with Consolidated Affiliated Chinese Entities
Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. Therefore, we conduct part of our operations in our non-hotel reservation businesses through a series of agreements between our PRC subsidiaries and our affiliated Chinese entities, which hold the licenses and approvals for conducting the air-ticketing, travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our affiliated Chinese entities. As of December 31, 2008, our director and chief executive officer, Min Fan, our officers, Jianmin Zhu, Tao Yang and Gangyi Yan and a family member of a senior officer, Fengying Zhang, were the principal record owners of our affiliated Chinese entities. In 2008, Qi Ji, a co-founder, shareholder and director of our company transferred all of his interests in Ctrip Commerce, Beijing Ctrip and Shanghai Huacheng to Tao Yang.
As of December 31, 2008:
•	Tao Yang and Ctrip Commerce owned 35.56% and 64.44%, respectively, of Beijing Ctrip.

•	Tao Yang and Min Fan owned 10.2% and 89.8%, respectively, of Ctrip Commerce.

•	Ctrip Commerce and Tao Yang owned 90% and 8.33% of Shanghai Huacheng, respectively.

•	Min Fan and Jianmin Zhu owned 90% and 10%, respectively, of Guangzhou Ctrip as well as Shenzhen Ctrip.

•	Min Fan and Gangyi Yan owned 89.8% and 8.4%, respectively, of Shanghai Ctrip.

•	Fengying Zhang owned 100% of the equity interest in Nantong Tongcheng.
We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and our respective affiliated Chinese entities are almost identical except for the amount of the business loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that Messrs. Fan, Zhu, Yang and Yan and Ms. Zhang will not receive any personal benefits from these agreements except as shareholders of our company. According to our PRC counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current laws and regulations of China. The principal terms of these agreements are described below.
Powers of Attorney. Each of Messrs. Fan, Zhu, Yang and Yan and Ms. Zhang has irrevocably appointed our Chief Financial Officer, Jane Jie Sun, as attorney-in-fact to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the chief executive officer of our affiliated Chinese entities. The appointment of Ms. Sun as the attorney-in-fact will terminate if she is no longer employed by one of our subsidiaries in China. The term of each of the powers of attorney is ten years.
Exclusive Technical Consulting and Services Agreements. Ctrip Computer Technology and Ctrip Travel Network provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. The initial term of these agreements is ten years. In consideration for our services, our affiliated Chinese entities agree to pay our service fees, which are subject to quarterly adjustment based on their actual operating results. For 2008, Ctrip Commerce paid Ctrip Computer Technology an average quarterly fee of RMB752,000 (US$110,250) based on the volume of services provided; Beijing Ctrip paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate of RMB41 (US$6) per ticket and RMB213 (US$31) per person per tour; Shanghai Huacheng paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold in the quarter, at an average rate of RMB41 (US$6) per ticket; Guangzhou Ctrip paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate of RMB26 (US$4) per ticket and RMB10 (US$1) per person per tour; Shanghai Ctrip paid Ctrip Computer Technology a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate of RMB29 (US$4) per ticket and RMB208 (US$31) per person per tour; Shenzhen Ctrip paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold in the quarter, at an average rate of RMB8 (US$1) per ticket; and Chengdu Ctrip paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold in the quarter, at an average rate of RMB19 (US$3) per ticket.

Share Pledge Agreements. Messrs. Fan, Zhu, Yang and Yan and Ms. Zhang have pledged their respective equity interests in our affiliated Chinese entities as a guarantee for the payment by our affiliated Chinese entities of technical and consulting services fees to us under the exclusive technical consulting and services agreements described above. In the event any of our affiliated Chinese entity breaches any of its obligations under the service agreement with us, we are entitled to sell the equity interests held by Messrs. Fan, Zhu, Yang, Yan and/or, Ms. Zhang as the case may be, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the Chinese citizen(s) designated by us. We will endeavor to enforce our rights in full under the share pledge agreement in the event that any affiliated Chinese entity breaches its obligations under the exclusive technical consulting and services agreement with us.
Trademark License Agreements. We grant certain of our affiliated Chinese entities licenses to use our registered trademarks on their websites for a license fee of RMB3,000 (US$411) per year, if necessary. These agreements were terminated in 2008.
Software License Agreements. We grant our affiliated Chinese entities the right to use our software for a royalty fee of RMB3,000 (US$411) per year. These agreements were terminated in 2008.
Business Loan Arrangements. Due to government restrictions on foreign ownership of air-ticketing, travel agencies, and value-added telecommunications businesses in China, we have made business loan arrangements with Messrs. Fan, Zhu Yang and Ms. Zhang with the sole and exclusive purpose of providing funds necessary for the capitalization or acquisition of our affiliated Chinese entities. These loan amounts were injected into the affiliated Chinese entities as capitals and cannot be accessed for any personal uses. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our affiliated Chinese entities, as described in the following paragraph, and the business loan arrangements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.
The following table sets forth, as of December 31, 2008, the amount of each business loan arrangement, the date the loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the business loan, the borrower and the affiliated Chinese entity.

Date of Loan		Affiliated
Agreement	Borrower	Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in thousands	(in thousands			(in thousands	(in thousands
			of RMB)	of US$)			of RMB)	of US$)
September 10, 2003	Tao Yang*	Beijing Ctrip	1,549.5	227.1	None	September 10, 2013	1,549.5	227.1
September 10, 2003	Min Fan	Ctrip Commerce	980.0	143.6	None	September 10, 2013	980.0	143.6
September 10, 2003	Tao Yang*	Ctrip Commerce	1,020.0	149.5	None	September 10, 2013	1,020.0	149.5
January 15, 2004	Min Fan	Ctrip Commerce	4,100.0	601.0	None	January 15, 2014	4,100.0	601.0
October 11, 2006	Min Fan	Ctrip Commerce	3,900.0	571.6	None	January 15, 2014	3,900.0	571.6
September 10, 2003	Min Fan	Guangzhou Ctrip	450.0	66.0	None	September 10, 2013	450.0	66.0
March 1, 2004	Min Fan	Guangzhou Ctrip	1,350.0	197.9	None	March 1, 2014	1,350.0	197.9
August 1, 2004	Jianmin Zhu	Guangzhou Ctrip	50.0	7.3	None	August 1, 2014	50.0	7.3
August 1, 2004	Jianmin Zhu	Guangzhou Ctrip	150.0	22.0	None	August 1, 2014	150.0	22.0
May 11, 2006	Jianmin Zhu	Guangzhou Ctrip	100.0	14.7	None	August 1, 2014	100.0	14.7
May 11, 2006	Min Fan	Guangzhou Ctrip	900.0	131.9	None	March 1, 2014	900.0	131.9
October 30, 2003	Min Fan	Shanghai Ctrip	4,290.0	628.8	None	October 30, 2013	4,290.0	628.8
May 26, 2006	Min Fan	Shanghai Ctrip	1,190.0	174.4	None	October 30, 2013	1,190.0	174.4
February 6, 2004	Min Fan	Shenzhen Ctrip	1,350.0	197.9	None	February 6, 2014	1,350.0	197.9
August 1, 2004	Jianmin Zhu	Shenzhen Ctrip	150.0	22.0	None	August 1, 2014	150.0	22.0
April 24, 2006	Min Fan	Shenzhen Ctrip	900.0	131.9	None	February 6, 2014	900.0	131.9
April 24, 2006	Jianmin Zhu	Shenzhen Ctrip	100.0	14.7	None	August 1, 2014	100.0	14.7
April 12, 2004	Tao Yang*	Huacheng	250.0	36.6	None	April 12, 2014	250.0	36.6
March 7, 2008	Fengying Zhang	Nantong Tongcheng	10,000.0	1,465.7	None	March 6, 2015	10,000.0	1,465.7

*	In 2008, Mr. Tao Yang acquired from Mr. Qi Ji all of his interests in Ctrip Commerce, Beijing Ctrip and Shanghai Huacheng. At the same time, Mr. Tao Yang also assumed all of the outstanding business loans of Mr. Qi Ji.

Exclusive Option Agreements. As consideration for our entering into the business loan arrangements described above, each of Messrs. Fan, Zhu, Yang, Yan and Ms. Zhang has granted us an exclusive, irrevocable option to purchase all of their equity interests in our affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. If we exercise these options, we will cancel the outstanding business loans we extended to Messrs. Fan, Yang, Zhu and Ms. Zhang to fund our affiliated Chinese entities.
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
Stock Option Grants
Please refer to Item 6, “—Employee’s Stock Option Plans.”
Purchase of Shares of Home Inns
We have two directors in common with Home Inns. During the period from September 12 to December 31, 2008, we purchased on the open market ADSs of Home Inns representing an aggregate of 6,324,980 of Home Inns’ ordinary shares, or a 9% stake in Home Inns for RMB266 million (US$39 million).
Commissions from Home Inns and its affiliates
As of December 31, 2008, we held approximately a 9% stake in Home Inns, one of our hotel suppliers, and have two directors in common with it. We have recently acquired additional stake in Home Inns in a private placement transaction, increasing our ownership to approximately 18.25%. Home Inns and its affiliates have entered into agreements with us to provide hotel rooms for our customers. Total commissions from Home Inns and its affiliates amounted to RMB6.3 million, RMB8.9 million and RMB14.8 million (US$2.2 million) for the years ended December 31, 2006, 2007 and 2008, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.
Commissions from Hanting Hotels Inc. and its affiliates (collectively, “Hanting”)
One of our hotel suppliers, Hanting, has a director in common with our company and a director who is a family member of one of our officers. Hanting has entered into agreements with us to provide hotel rooms for our customers. Total commissions Hanting paid us amounted to RMB1.4 million, RMB5.6 million and RMB7.5 million (US$1.1 million) for the years ended December 31, 2006, 2007 and 2008, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.
Advertising expenses to Focus Media Holding Ltd.
One of our advertising suppliers, Focus Media Holding Ltd., has a director in common with our company. Focus Media Holding Ltd. has entered into agreements with us to provide certain advertising services for us. Total advertising expenses to Focus Media Holding Ltd. amounted to RMB1.5 million, zero and zero for the years ended December 31, 2006, 2007 and 2008, respectively. These advertising expenses were incurred by us in our ordinary course of business on terms substantially similar to those for unrelated advertising suppliers.
Certain Leased Property in Shanghai
We lease 1,223 square meters of our premises in Shanghai from a company controlled by a family member of one of our directors. Total rental expenses for the leased property amounted to RMB550,000, RMB281,650 and zero for the years ended December 31, 2006, 2007 and 2008, respectively.
Printing expense to Joyu Tourism Operating Group
We entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with our company. Total editing expenses to Joyu Tourism Operating Group amounted to zero, zero and RMB2.2 million (US$0.3 million) for the years ended December 31, 2006, 2007 and 2008.
C. Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
We are not currently a party to any pending material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we may be subject to various legal proceedings and claims that are incidental to our ordinary course of business.
Dividend Policy
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
In October 2006, our shareholders approved a distribution of 30% of our net income for 2006 to our shareholders as dividends. On July 6, 2007, we distributed dividends in the aggregate amount of RMB72 million (US$9.5 million) to our shareholders of record as of June 29, 2007, at a dividend rate of RMB2.11, or US$0.277, per ordinary share.
On June 15, 2007, our shareholders approved the distribution of 30% of our net income for 2007 to our shareholders as dividends. On July 7, 2008, we distributed dividends in the aggregate amount of RMB112 million (US$16 million) to our shareholders of record as of June 12, 2008, at a dividend rate of RMB3.38, or US$0.488, per ordinary share.
On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right for each of our ordinary shares outstanding as of the close of business on December 3, 2007. See Item 10, “Additional Information—Memorandum and Articles of Association—Shareholder Rights Plan.”
We have received dividends from our subsidiaries, which have received consulting or other fees from our affiliated Chinese entities. In accordance with current PRC laws and regulations, our subsidiaries and affiliated Chinese entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits for the year determined in accordance with Chinese accounting standards and regulations. Each of our subsidiaries and affiliated Chinese entities in China may stop allocations to its general reserve if such reserve has reached 50% of its registered capital. In addition, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Ctrip Information Technology are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in forms of loans, advances, or cash dividends.
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

	Sales Price (US$)
	High	Low
2004	14.23	5.66
2005	16.68	9.04
2006	32.66	13.91
2007	63.24	27.53
First Quarter	37.34	27.53
Second Quarter	41.05	33.27
Third Quarter	52.89	35.91
Fourth Quarter	63.24	45.56
2008	70.89	16.41
First Quarter	63.00	40.04
Second Quarter	70.89	45.36
Third Quarter	54.87	34.26
Fourth Quarter	40.88	16.41

Monthly Highs and Lows
November 2008	34.17	16.41
December 2008	24.03	18.92
January 2009	24.80	18.50
February 2009	23.46	18.39
March 2009	30.86	19.00
April 2009	32.00	26.40
May 2009 (through May 22, 2009)	43.51	30.51
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, have been listed on the Nasdaq Global Market since December 9, 2003 under the symbol “CTRP.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following are summaries of material provisions of our amended and restated memorandum and articles of association.
General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.
Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder present in person or by proxy and holding at least ten percent of the shares giving a right to vote at the meeting.
A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate 10.0% or more of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and other shareholders meetings.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for matters such as a change of name or amending the memorandum and articles of association. Holders of the ordinary shares may by ordinary resolution, among other things, make changes in the amount of our authorized share capital and consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital and cancel any shares.
Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as may be determined by special resolution.
Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
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
D. Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—PRC Government Regulations—Regulations of Foreign Currency Exchange and Dividend Distribution.”
E. Taxation
The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws not addressed herein.
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
U.S. Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	regulated investment companies or real estate investment trusts;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	holders that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.
INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial trust decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
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
The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to certain non-corporate U.S. Holders (including individual U.S. Holders), for taxable years beginning before January 1, 2011, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program; (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for our taxable year in which the dividend was paid and the preceding taxable year; and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. For more information regarding the EIT Law, see Item 3, “Key Information—Risk Factors—Risks Related to Our Company—Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.”
If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For more information, see Item 3, “Key Information—Risk Factors—Risks Related to Our Company—Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Your tax basis in an ADS or ordinary share generally will be equal to the cost of such ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. For more information, see Item 3, “Key Information—Risk Factors—Risks Related to Our Company—Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.
Passive Foreign Investment Company
Based on the market price of our ADSs, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2008. A non-U.S. corporation will be a PFIC for any taxable year if either:
•	at least 75% of its gross income for such year is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).
We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated Chinese entities will be treated as ownership of stock.
We must make a separate determination after the close of each year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed in the preceding paragraph. If you make a valid mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of the year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to- market election, as well as any gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you were we to be or become a PFIC. You should consult your tax advisors as to the availability and desirability of a mark-to-market election.

Alternatively, if a non-U.S. corporation is a PFIC, a U.S. holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
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
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC’s public reference room located at Room 1580, 100F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance as of December 31, 2008, a one basis point decrease in interest rates would result in approximately RMB310,000 decreases in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.
Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while almost all of our revenues are denominated in RMB. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Risk Factors—Risks Related to Doing Business in China— Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.”
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
Report of Management on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2008 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.
PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2008, as stated in its report, which appears on page F-2 of this Form 20-F.
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
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
See Item 6.C, “—Board Practices.”
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, financial controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our annual report on Form 20-F for our fiscal year 2003, and posted the code on our www.ctrip.com website. On March 3, 2009, our board of directors approved amendments to our code of ethics. We have filed our amended code of business conduct and ethics as Exhibit 11.1 to this annual report on Form 20-F. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
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

	For the Year Ended December 31,
	2007	2008	2008
	RMB	RMB	US$
Audit fees(1)	6,339,639	6,218,715	911,501
All other fees(2)	1,298,396	—	—

(1)	“Audit fees” means the aggregate fees for professional services rendered by our principal auditors for the interim review of quarterly financial statements and the audit of our annual financial statements in 2007 and 2008.

(2)	“All other fees” means the aggregate fees for services rendered in connection with our filing of the Form F-3 in 2007.
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
We are in compliance with Rule 10A-3 under the Exchange Act and The Nasdaq Stock Market, Inc. Marketplace Rules, or Nasdaq Marketplace Rules, with respect to the audit committee.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On July 30, 2008 and September 30, 2008, our board of directors and shareholders respectively approved a share repurchase plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$15 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our capital. Under the plan, Messr. Min Fan and Ms. Jane Jie Sun and any person specifically nominated in writing by either of them for such purpose was authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions, in the their judgment, warrant, in accordance with all applicable requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and on the terms set out in the resolutions of our board of directors approving such share repurchase. As of the date of this annual report on Form 20-F, we have not purchased any of our own ADSs under this share repurchase plan.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Rule 5635(c) of the Nasdaq Rules requires a Nasdaq listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Upon board approval, on November 17, 2008, we amended our 2007 Plan. We believe that some of the amendments are material changes to the then existing plan. Our Cayman Islands counsel has provided a letter to Nasdaq dated November 11, 2008 certifying that under Cayman Islands law, we are not required to obtain shareholders’ approval for amendments to our existing equity incentive plan. Nasdaq has acknowledged the receipt of such letter and our home country practice with respect to approval for amendments to our equity incentive plan.
Rule 5605(c)(2)(A) of the Nasdaq Rules require a Nasdaq listed company to have an audit committee of at least three members, each of whom must be independent as defined under Rule 5605(a)(2). Mr. Neil Nanpeng Shen, a member of our audit committee, was our chief financial officer until October 2005 and therefore was not considered an independent director under Rule 5605. Rule 5615 of the Nasdaq Rules permits foreign private issuers like our company to follow home country practice in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to Nasdaq certifying that under Cayman Islands law, we are not required to establish or maintain an audit committee, and Cayman Islands law contains no requirement with respect to the independence of directors or the constitution of any audit committee that may be created. Nasdaq has acknowledged the receipt of such letter and our home country practice with respect to the audit committee. On May 20, 2009, our board of directors determined that Mr. Shen, as of December 31, 2008, satisfied and, as of the date of this annual report, satisfy the independence requirements under the Nasdaq Rules.
Other than the home country practices described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq Market Rules.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements for Ctrip.com International, Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Document
1.1
Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003), as amended (amendment incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K filed with the Commission on October 17, 2006)

2.1
Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.2
Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.3
Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 23, 2007)

2.4
Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.4 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.1
Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) and Exhibit 10.23 from our Registration Statement on Form F-2 (file no. 333-121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2
Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3
Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4
Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5
Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.6
Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7
Translation of Form of Consulting and Services Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.8
Translation of Form of Business Loan Agreement between Ctrip.com (Hong Kong) Limited and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.9
Translation of Form of Exclusive Option Agreement among Ctrip.com (Hong Kong) Limited, an Affiliated Chinese Entity of the Registrant and the Shareholder of the Entity, as currently in effect (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.10
Translation of Form of Share Pledge Agreement among Ctrip Computer Technology (Shanghai) Co., Ltd. and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

Exhibit
Number		Document
4.11
Translation of Form of Trademark License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.12
Translation of Form of Software License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13
Translation of Form of Operating Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.14
Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.15
Translation of Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.16
Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.17
Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.18
Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 22, 2005)

4.19
Translation of Construction Agreement dated February 13, 2006 between Shanghai No. 1 Construction Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.20
Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.21	*	Ctrip.com International, Ltd. 2007 Share Incentive Plan, as amended and restated as of November 17, 2008

4.22	*
Summary of key terms of the form revolving credit facility agreement between each of Ctrip Computer Technology (Shanghai) Co., Ltd., Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. and our consolidated affiliated Chinese entity, Shanghai Huacheng Southwest Travel Agency Co., Ltd., and China Merchants Bank, Shanghai Branch

4.23
Purchase Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities Exchange Commission on May 21, 2009)

4.24
Registration Rights Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities Exchange Commission on May 21, 2009)

8.1	*	Subsidiaries and Variable Interest Entities of the Registrant

11.1	*	Code of Business Conduct and Ethics of the Registrant, as amended and restated as of March 3, 2009

Exhibit
Number	Document
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CTRIP.COM INTERNATIONAL, LTD.
By	/s/ Min Fan
	Name:	Min Fan
	Title:	Chief Executive Officer
Date: May 26, 2009

CTRIP.COM INTERNATIONAL, LTD.

11th Floor
PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021, P.R.C.
Telephone +86 (21) 2323 8888
Facsimile +86 (21) 2323 8800
www.pwccn.com
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Ctrip.com International, Ltd.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. (the “Company”) and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
May 26, 2009

CTRIP.COM INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	2006	2007	2008	2008
	RMB	RMB	RMB	US$

Revenues:
Hotel reservation	476,494,606	676,511,238	763,726,817	111,942,369
Air-ticketing	292,701,199	503,453,383	659,398,301	96,650,539
Packaged-tour	41,702,488	71,495,585	109,244,749	16,012,422
Others	23,128,346	35,818,022	55,968,929	8,203,581

Total revenues	834,026,639	1,287,278,228	1,588,338,796	232,808,911

Less: business tax and related surcharges	(54,075,096)	(88,167,081)	(106,334,164)	(15,585,806)

Net revenues	779,951,543	1,199,111,147	1,482,004,632	217,223,105

Cost of revenues	(153,131,864)	(236,226,063)	(326,610,463)	(47,872,549)

Gross profit	626,819,679	962,885,084	1,155,394,169	169,350,556

Operating expenses:
Product development	(105,938,184)	(177,301,995)	(235,800,504)	(34,562,185)
Sales and marketing	(172,491,625)	(243,314,529)	(286,693,188)	(42,021,720)
General and administrative	(93,173,911)	(137,943,756)	(171,693,601)	(25,165,790)

Total operating expenses	(371,603,720)	(558,560,280)	(694,187,293)	(101,749,695)

Income from operations	255,215,959	404,324,804	461,206,876	67,600,861

Interest income	15,632,481	16,703,553	31,100,097	4,558,461
Other income	11,213,801	35,297,223	54,944,595	8,053,440

Income before income tax expense and minority interests	282,062,241	456,325,580	547,251,568	80,212,762

Income tax expense	(41,277,020)	(58,005,983)	(102,913,404)	(15,084,412)
Minority interests	(221,374)	4,013	(230,291)	(33,755)

Net income	240,563,847	398,323,610	444,107,873	65,094,595

Other comprehensive income:
Foreign currency translation adjustments	(8,459,660)	(20,321,443)	(41,382,067)	(6,065,528)
Unrealized securities holding losses	—	—	(98,126,616)	(14,382,795)

Comprehensive income	232,104,187	378,002,167	304,599,190	44,646,272

Earnings per ordinary share
— Basic	7.44	12.10	13.32	1.95

— Diluted	7.23	11.67	12.90	1.89

Earnings per ADS
— Basic	3.72	6.05	6.66	0.98

— Diluted	3.62	5.84	6.45	0.95

Weighted average ordinary shares outstanding
— Basic shares	32,342,998	32,927,454	33,352,845	33,352,845

— Diluted shares	33,268,220	34,121,390	34,424,549	34,424,549

Share-based compensation included in operating expense above is as follows:
Product development	(13,694,058)	(22,707,705)	(32,666,099)	(4,787,995)
Sales and marketing	(8,557,942)	(13,648,562)	(18,815,878)	(2,757,915)
General and administrative	(32,430,027)	(50,557,618)	(77,035,498)	(11,291,388)
The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008

	2007	2008	2008
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,064,418,278	1,069,827,364	156,808,701
Restricted cash	6,600,000	6,600,000	967,387
Short-term investment	141,174,094	176,585,908	25,882,874
Accounts receivable, net	260,683,770	274,302,454	40,205,563
Due from related parties	2,138,947	3,012,023	441,484
Prepayments and other current assets	61,350,652	92,138,483	13,505,091
Deferred tax assets, current	11,275,767	8,840,772	1,295,826

Total current assets	1,547,641,508	1,631,307,004	239,106,926

Long-term deposits	147,092,990	145,500,002	21,326,494
Land use rights	65,083,814	111,510,231	16,344,482
Property, equipment and software	267,194,788	346,117,083	50,731,709
Investments	80,416,250	237,943,497	34,876,291
Goodwill	14,595,849	63,689,736	9,335,249
Intangible assets	2,918,809	24,498,763	3,590,878

Total assets	2,124,944,008	2,560,566,316	375,312,029

LIABILITIES
Current liabilities:
Accounts payable	230,904,562	138,657,593	20,323,576
Due to related parties	249,910	249,910	36,630
Salary and welfare payable	65,497,142	65,590,151	9,613,800
Taxes payable	49,079,149	54,745,686	8,024,285
Advances from customers	96,672,341	187,576,416	27,493,795
Accrued liability for customer reward program	44,659,657	58,046,062	8,508,034
Dividend payable	119,497,083	—	—
Other payables and accruals	65,481,300	121,171,707	17,760,602

Total current liabilities	672,041,144	626,037,525	91,760,722

Other long-term payables	1,625,000	812,500	119,091

Total liabilities	673,666,144	626,850,025	91,879,813

Minority interests	1,158,767	2,628,093	385,210

Commitments and contingencies (note 16)

Shareholders’ equity
Share capital (US$0.01 par value; 100,000,000 shares authorized, 33,193,693 and 33,468,023 share issued and outstanding as of December 31, 2007 and 2008, respectively.)	2,742,210	2,761,259	404,728
Additional paid-in capital	791,336,910	967,687,772	141,837,709
Statutory reserves	60,869,845	75,948,298	11,132,033
Accumulated other comprehensive loss	(36,420,706)	(175,929,389)	(25,786,645)
Retained earnings	631,590,838	1,060,620,258	155,459,181

Total shareholders’ equity	1,450,119,097	1,931,088,198	283,047,006

Total liabilities and shareholders’ equity	2,124,944,008	2,560,566,316	375,312,029

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Ordinary shares					Other
	(US$0.01 par value)		Additional		Deferred	cumulative		Total
	Number	Par	paid-in	Statutory	share-based	comprehensive	Retained	shareholders’
	of shares	Value	capital	reserves	compensation	income	earnings	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2005	32,037,609	2,652,142	524,928,856	41,769,481	(465,255)	(7,639,603)	203,469,983	764,715,604
Exercise of share option	612,144	48,747	48,315,540	—	—	—	—	48,364,287
Adoption of SFAS No. 123R	—	—	(465,255)	—	465,255	—	—	—
Share-based compensation	—	—	54,682,027	—	—	—	—	54,682,027
Appropriations to statutory reserves	—	—	—	12,018,430	—	—	(12,018,430)	—
Dividends	—	—	—	—	—	—	(72,169,155)	(72,169,155)
Foreign currency translation adjustments	—	—	—	—	—	(8,459,660)	—	(8,459,660)
Net income	—	—	—	—	—	—	240,563,847	240,563,847

Balance as of December 31, 2006	32,649,753	2,700,889	627,461,168	53,787,911	—	(16,099,263)	359,846,245	1,027,696,950

Exercise of share option	543,940	41,321	76,961,857	—	—	—	—	77,003,178
Share-based compensation	—	—	86,913,885	—	—	—	—	86,913,885
Appropriations to statutory reserves	—	—	—	7,081,934	—	—	(7,081,934)	—
Dividends	—	—	—	—	—	—	(119,497,083)	(119,497,083)
Foreign currency translation adjustments	—	—	—	—	—	(20,321,443)	—	(20,321,443)
Net income	—	—	—	—	—	—	398,323,610	398,323,610

Balance as of December 31, 2007	33,193,693	2,742,210	791,336,910	60,869,845	—	(36,420,706)	631,590,838	1,450,119,097

Exercise of share option	274,330	19,049	47,833,387	—	—	—	—	47,852,436
Share-based compensation	—	—	128,517,475	—	—	—	—	128,517,475
Appropriations to statutory reserves	—	—	—	15,078,453	—	—	(15,078,453)	—
Foreign currency translation adjustments	—	—	—	—	—	(41,382,067)	—	(41,382,067)
Unrealized securities holding losses	—	—	—	—	—	(98,126,616)	—	(98,126,616)
Net income	—	—	—	—	—	—	444,107,873	444,107,873

Balance as of December 31, 2008	33,468,023	2,761,259	967,687,772	75,948,298	—	(175,929,389)	1,060,620,258	1,931,088,198

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	2006	2007	2008	2008
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	240,563,847	398,323,610	444,107,873	65,094,595
Adjustments to reconcile net income to cash provided by operating activities:
Foreign exchange gain not related to operating expense	—	—	(16,773,145)	(2,458,504)
Share-based compensation	54,682,027	86,913,885	128,517,475	18,837,298
Provision for doubtful accounts	141,462	3,643,214	126,608	18,557
Depreciation of property, equipment and software	12,254,080	24,773,735	35,574,685	5,214,318
Amortization of intangible assets and land use rights	1,960,182	1,505,050	2,625,968	384,898
Minority interests	221,374	(4,013)	230,291	33,755
Deferred income tax (benefit) provision	(780,980)	(8,359,616)	2,802,900	410,832
Loss from disposal of property, equipment and software	680,494	1,164,610	369,589	54,172
Changes in current assets and liabilities:
Increase in accounts receivable	(77,556,256)	(137,176,380)	(9,784,687)	(1,434,179)
Increase in due from related parties	(288,751)	(1,199,947)	(873,076)	(127,970)
Increase in prepayments and other current assets	(14,526,301)	(18,098,226)	(18,836,059)	(2,760,873)
(Increase) Decrease in long-term deposits	(25,890,183)	(66,918,006)	1,592,988	233,490
Increase in accounts payable	79,054,806	79,496,364	(92,578,544)	(13,569,592)
Decrease in due to related parties	(683,344)	(157,218)	—	—
Increase (Decrease) in salary and welfare payable	11,434,209	32,719,032	(2,585,217)	(378,925)
Increase in taxes payable	18,863,360	14,165,757	4,739,538	694,692
Increase in advances from customers	10,861,282	58,493,475	83,892,010	12,296,374
Increase in accrued liability for customer reward program	9,790,519	15,092,945	13,386,405	1,962,097
Increase in other payables and accruals	27,110,163	1,202,469	14,343,270	2,102,348

Net cash provided by operating activities	347,891,990	485,580,740	590,878,872	86,607,383

Cash flows from investing activities:
Purchase of property, equipment and software	(96,572,815)	(126,846,348)	(115,372,416)	(16,910,578)
Purchase of land use right	(26,839,219)	—	(48,912,729)	(7,169,326)
Cash paid for new investments and acquisition	(81,166,250)	(142,736,594)	(333,441,792)	(48,873,843)
Purchase of intangible assets	(2,395,071)	—	(1,000,000)	(146,574)

Net cash used in investing activities	(206,973,355)	(269,582,942)	(498,726,937)	(73,100,321)

Cash flows from financing activities:
Proceeds from exercise of share option	40,143,700	88,045,825	40,178,626	5,889,135
Cash received from minority investors	—	490,000	—	—
Dividends paid	(67,273,747)	(72,169,155)	(112,266,834)	(16,455,380)

Net cash (used in) provided by financing activities	(27,130,047)	16,366,670	(72,088,208)	(10,566,245)

Effect of foreign exchange rate changes on cash and cash equivalents	(4,457,882)	(12,338,794)	(14,654,641)	(2,147,987)

Net increase in cash and cash equivalents	109,330,706	220,025,674	5,409,086	792,830
Cash and cash equivalents, beginning of year	735,061,898	844,392,604	1,064,418,278	156,015,871

Cash and cash equivalents, end of year	844,392,604	1,064,418,278	1,069,827,364	156,808,701

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	33,822,731	52,918,146	90,079,204	13,203,255

Supplemental schedule of non-cash investing and financing activities
Accruals related to purchase of property, equipment and software	(17,470,657)	(26,301,297)	(23,785,033)	(3,486,264)
Liabilities incurred for acquisitions	—	—	(42,600,000)	(6,244,045)
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

Name of VIE	Date of establishment/acquisition

Beijing Ctrip International Travel Agency Co., Ltd. (“Beijing Ctrip”)	Acquired on January 15, 2002
Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000
Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”)	Established on March 13, 2001
Guangzhou Ctrip International Travel Agency Co., Ltd. (“Guangzhou Ctrip”)	Established on April 28, 2003
Shanghai Ctrip International Travel Agency Co., Ltd. (“Shanghai Ctrip” formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.)	Acquired on September 23, 2003
Shenzhen Ctrip Travel Agency Co., Ltd. (“Shenzhen Ctrip”)	Established on April 13, 2004
Nantong Tongcheng Information Technology Co., Ltd. (“Nantong Tongcheng”)	Established on April 16, 2007

The Company has voting control over the above VIEs based on the irrevocable powers of attorney and other related agreements between the Company and the principal shareholders of the VIEs, which consist of four senior officers and a family member of a senior officer of the Company. Such officers and a family member of a senior officer collectively own a 100% equity interest in all of the VIEs except for Shanghai Huacheng and Shanghai Ctrip which are 1.67% and 1.8% owned by third parties, respectively.
Variable interest entities
As of December 31, 2008, the Company conducts a part of its operations through a series of agreements with certain VIEs as stated in above. These VIEs are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership is restricted.
Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce as of December 31, 2008 was RMB10,000,000.
Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce and a senior officer of the Company collectively hold 98.33% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng as of December 31, 2008 was RMB3,000,000. In March 2009, the registered capital of Shanghai Huacheng increased to RMB70,000,000.
Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A senior officer of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip as of December 31, 2008 was RMB4,500,000. In March 2009, the registered capital of Beijing Ctrip increased to RMB40,000,000.
Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip as of December 31, 2008 was RMB3,000,000.
Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Two senior officers of the Company collectively control 98.2 % of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip as of December 31, 2008 was RMB5,000,000.
Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip as of December 31, 2008 was RMB2,500,000.
Nantong Tongcheng is a domestic company incorporated in Nantong, the PRC. Nantong Tongcheng was established in April 2007. Nantong Tongcheng holds a value-added telecommunications business license. A family member of senior officer holds 100% of the equity interest in Nantong Tongcheng. The registered capital of Nantong Tongcheng as of December 31, 2008 was RMB10,000,000.
The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs.
As of December 31, 2008, the Company has various agreements with its consolidated VIEs, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.
Details of certain key agreements with the VIEs are as follows:
Powers of Attorney: The equity owners of the VIEs irrevocably appointed the Company’s officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in VIEs and the appointment of the chief officer of the VIEs.
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
Foreign currencies
The Company’s reporting currency is the Renminbi (“RMB”). The Company, and its subsidiaries and VIEs, with an exception of the subsidiaries Ctrip.com (Hong Kong) Limited, C-Travel International Limited (“C-Travel”) and Starway Hotels (Hong Kong) Limited (“Starway Hong Kong”), use RMB as their functional currency. The Company’s functional currency is the currency of the primary economic environment in which it operates, which is RMB for most of the Company’s subsidiaries and VIEs. The Company’s subsidiaries Ctrip.com (Hong Kong) Limited and Starway Hong Kong operate primarily using the Hong Kong dollar (“HK$”), and C-Travel operates primarily using the United States dollars (“US$”), and therefore, the HK$ and US$ have been determined to be the functional currency for the subsidiaries, respectively.
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
Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8225, on December 31, 2008, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2008, or at any other rate.
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
Property, equipment and software
Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	20-30 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	3-5 years
Furniture and fixtures	3-5 years
Software	5 years
Construction in progress is stated at cost. Construction in progress refers to costs associated with the Nantong customer service center before the buildings are put into service. All direct costs related to the new buildings are capitalized as construction in progress until it is substantially completed and available for use.
Investments
The Company applies the Accounting Principles Board (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”) in accounting for our investments. Under APB No. 18, equity method is used for investments in entities in which the company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. Cost method is used for investments over which the company does not have the ability to exercise significant influence.
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
Fair value measurement
The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair value measurement” (“SFAS No. 157”) on January 1, 2008. SFAS No.157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under GAAP, certain assets and liabilities must be measured at fair value, and SFAS No. 157 details the disclosures that are required for items measured at fair value.

The available-for-sale investments must be measured under SFAS No. 157. The Company does not have any financial liabilities which must be measured at fair value on a recurring basis. We measure our financial assets using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:
Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.
Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).
Level 3 includes unobservable inputs that reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including the own data.
Business combinations
Statement of Financial Accounting Standards No. 141, — “Business Combination” (“SFAS No. 141”) requires that all business combinations be accounted for under the purchase method. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, equity instruments issued, and costs directly attributable to the acquisition. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill.
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.
Acquisitions
China Software Hotel Information System Co., Ltd (“Software Hotel Information”)
In July 2008, the Company reached agreement to purchase 90% equity of Software Hotel Information, a leading hotel management system provider in China, to support the Group’s hotel services and develop and expand its comprehensive travel related business. Total purchase price for this acquisition amounted to RMB80 million, with up to RMB10 million in additional contingent consideration, which is determined by a multiple applied to the averaged net profit for year 2007 and 2008 determined in accordance with PRC accounting regulations. RMB38 million has been paid by the end of 2008, and the remaining amount will be paid in 2009 on quarterly basis. In April 2009, RMB90 million was agreed and determined as the final purchase price of this acquisition.
As the Company obtained effective control over the Board and operation of Software Hotel Information at the end of December 2008, the Company designated December 31, 2008 as the acquisition date. The balance sheet of Software Hotel Information is consolidated in the Group’s balance sheet and no income statement is consolidated. Software Hotel Information’s results are not material to any periods included in this filing.

Purchase Price Allocation
Under business combination accounting, the total purchase price was allocated to Software Hotel Information’s net tangible and identifiable intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The following preliminary purchase price allocation as set out below is based on management preliminary estimates as of December 31, 2008.

Fair Value
RMB

Cash and cash equivalents	6,842,192
Accounts receivable	3,605,050
Prepayments and other current assets	12,678,254
Deferred tax assets	367,905

Current assets	23,493,401

Intangible assets	20,719,610
Property, equipment and software	1,414,912
Investment	1,000,000

Non current assets	23,134,522

Accounts payable	(331,575)
Salary and welfare payable	(2,678,226)
Taxes payable	(921,643)
Advances from customers	(7,012,065)
Other payables and accruals	(2,574,457)

Current liabilities	(13,517,966)

Minority interest	(1,239,035)

Net assets acquired	31,870,922

Goodwill	48,129,078

Total purchase price	80,000,000

In performing the preliminary purchase price allocation, the Company considered, among other factors, the intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of Software Hotel Information’s products. The fair value of intangible assets was determined on a reasonable valuation prepared by the Company by using an income approach and estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the Software Hotel Information acquisition:

	Fair value	Useful lives
	RMB

Technology patent	9,240,000	5 years
Non-compete agreements	11,479,610	5 years

	20,719,610

Technology patent represents a combination of software patents and trade secrets related to the design and development of its software products. The Company determines the amortization period of 5 years based on the estimated useful life of the technology patent.
Non-compete agreements were signed between Software Hotel Information and its key executives and employees. These agreements prohibit the key employees work for any existing or potential competitors for 5 years after they leave Software Hotel Information.
There is only one reporting unit in the Group. The goodwill arose from this acquisition has been allocated to this reporting unit. None of the goodwill acquired is expected to be deductible for income tax purposes.

Goodwill and other intangible assets
Statement of Financial Accounting Standards No. 141, — “Business Combination” (“SFAS No. 141”) requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. Statement of Financial Accounting Standards No. 142, — “Goodwill and Other Intangible Assets” (“SFAS No. 142”) requires that ratable amortization of goodwill be replaced with tests of the goodwill’s impairment performed at least annually and that identifiable intangible assets other than goodwill be amortized over their estimated useful lives.
Separately identifiable intangible assets that have determinable lives continued to be amortized and consisted primarily of a cross-border travel agency license, non-compete agreements and technology patent as of December 31, 2008. As required under SFAS No. 142, the Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is five to eight years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include a golf membership certificate and a domain name as of December 31, 2008. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.
The Company reviews goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews goodwill and intangibles with indefinite lives annually for impairment. No impairment on goodwill and other intangible assets was recognized for the years ended December 31, 2006, 2007 and 2008 in accordance with SFAS No. 142.
Impairment of long-lived assets
The Group applies provisions of SFAS No. 144, — “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with these standards, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group recognizes impairment of long-lived assets in the event that the carrying amount of such assets exceeds the fair value.
No impairment of long-lived assets was recognized for the years ended December 31, 2006, 2007, and 2008.
Financial instruments
Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, due from related parties, accounts payable, due to related parties, advances from customers and other payables. As of December 31, 2007 and 2008, their carrying values approximated their fair values.
Accrued liability for customer reward program
The Group’s customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2007 and 2008, the Group’s accrued liability for its customer reward program amounted to RMB44,659,657 and RMB58,046,062, respectively, based on the estimated liabilities under the customer reward program.
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
Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology, Starway Shanghai and the VIEs are subject to business tax and related surcharges on the services provided in the PRC. In the statements of income, business tax and related surcharges are deducted from revenues to arrive at net revenues.

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
Shanghai Ctrip, Beijing Ctrip, Guangzhou Ctrip and Shenzhen Ctrip conduct domestic and cross-border travel tour services. Revenues, mainly referral fees, are recognized as commissions on a net basis after the services are rendered. In cases where these entities undertake the majority of the business risks and acts as principal related to the travel tour services provided, revenues are recognized at gross amounts received from customers after the services are rendered.
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
Allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. We provide a general provision for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectibility of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility. The following table summarized the details of the Company’s allowance for doubtful accounts:

	2006	2007	2008
	RMB	RMB	RMB
Balance at beginning of year	—	8,469	3,002,114

Provision for doubtful accounts	141,462	3,643,214	126,608
Write-offs	(132,993)	(649,569)	(3,116,334)

Balance at end of year	8,469	3,002,114	12,388

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

Product development
Product development expenses include expenses incurred by the Group to develop the Group’s travel supplier networks as well as to maintain, monitor and manage the Group’s transaction and service platform. The Group recognizes website and software development costs in accordance with Statement of Position (“SOP”) No. 98-1 — “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and websites content.
Sales and marketing
Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to RMB25,230,545, RMB35,658,739 and RMB49,033,162 for the years ended December 31, 2006, 2007 and 2008, respectively, are charged to the statements of income as incurred.
Share-based compensation
Adoption of SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”)
Effective January 1, 2006 the Company has adopted SFAS No. 123R, which replaced SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and superseded APB No. 25, “Accounting for Stock Issued to Employees”(“APB No. 25”). The Company adopted SFAS No. 123R using the modified prospective approach and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. In accordance with SFAS No. 123R, all grants of stock options are recognized in the financial statements based on their grant date fair values. The valuation provisions of SFAS No. 123R apply to new awards, to awards granted to employees before the adoption of SFAS No. 123R whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB No. 107”) relating to SFAS No. 123R. The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123R. Staff Accounting Bulletin No. 110 (“SAB No.110”) issued by the U.S. Securities and Exchange Commission (SEC) was effective for the Company beginning in the first quarter of 2008. SAB 110 amends the SEC’s views discussed in SAB No. 107 regarding the use of the simplified method in developing estimates of the expected lives of share options in accordance with SFAS No. 123(R). The amendment, in part, allowed the continued use, subject to specific criteria, of the simplified method in estimating the expected lives of share options granted after December 31, 2007. We will continue to use the simplified method until we have the historical data necessary to provide reasonable estimates of expected lives for certain options granted after 2008 in accordance with SAB No. 107, as amended by SAB No. 110.
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
Under SFAS No. 123R, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, for options granted before 2008 which the Company has historical data of and believes are representative of future behavior. For options granted during 2008, the Company used simplified method to estimate its expected life, as there are no historical data for options which follow four year vesting period (all options granted before 2008 had three year vesting period). Expected dividend yield is determined in view of the Company’s historical dividend payout rate and future business plan. The Company estimates expected volatility at the date of grant based on historical volatilities. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

Share option plans
On April 15, 2003, the Company adopted a 2003 share option plan that provides for the issuance of up to 1,187,510 ordinary shares (“2003 Option Plan”). Under this share option plan, the directors may, at their discretion, grant any employees, officers and directors of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years and can be exercised within 5 years from the date of grant. As of December 31, 2008, 28,500 options were outstanding under the 2003 Option Plan.
On November 5, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2008, 2,089,389 options were outstanding under the 2005 Option Plan.
On October 17, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers and directors of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years and can be exercised within 5 years from the date of grant. As of December 31, 2008, 980,400 options were outstanding under the 2007 Incentive Plan.
A summary of option activity under the share option plans
The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

			Weighted
			Average
		Weighted	Remaining	Aggregate
	Number of	Average	Contractual Life	Intrinsic
	Shares	Exercise Price	(Years)	Value
Outstanding at January 1, 2006	2,402,164	17.98
Granted	220,300	41.03
Exercised	(612,144)	9.98
Forfeited	(50,370)	27.47

Outstanding at December 31, 2006	1,959,950	22.83

Granted	1,054,900	60.30
Exercised	(543,940)	18.65
Forfeited	(56,161)	43.37

Outstanding at December 31, 2007	2,414,749	39.66

Granted	1,009,900	106.13
Exercised	(274,330)	25.13
Forfeited	(52,030)	79.73

Outstanding at December 31, 2008	3,098,289	61.94	2.90	25,470,062

Vested and expect to vest at December 31, 2008	2,959,274	60.84	2.87	25,414,705

Exercisable at December 31, 2008	1,360,608	32.19	1.94	24,778,103

The Company’s current practice is to issue new shares to satisfy share option exercises.
The expected to vest options are the result of applying the pre-vesting forfeiture rate assumptions of 8% to total unvested options.
The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the closing stock price of the Company’s closing stock price of US$47.60 as of December 31, 2008 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2008.
The total intrinsic value of options exercised during the year ended December 31, 2006, 2007 and 2008 were US$24 million, US$33 million and US$19 million, respectively.

The following table summarized information related to outstanding and exercisable options as of December 31, 2008 (in US$, except shares):

	Outstanding			Exercisable
			Weighted-average			Weighted-average
			Remaining			Remaining
Range of	Number of	Weighted-Average	Contractual	Number of	Weighted-Average	Contractual
Exercise Prices	shares	Exercise Price	Life (Years)	shares	Exercise Price	Life (Years)
$10.00-$16.99	28,500	12.95	0.44	28,500	12.95	0.44
$17.00-$22.99	456,039	19.67	1.12	448,706	19.67	1.12
$23.00-$34.99	533,659	26.42	1.95	516,936	26.32	1.94
$35.00-$44.99	118,154	43.85	2.61	69,487	43.85	2.61
$45.00-$58.99	882,803	58.39	3.12	264,334	58.39	3.12
$59.00-$77.99	98,734	77.02	3.62	32,645	77.02	3.62
$78.00-$89.99	71,000	89.64	4.68	—	—	—
$90.00-$106.99	816,400	106.66	4.02	—	—	—
$107.00-$114.99	93,000	114.96	4.37	—	—	—

	3,098,289			1,360,608

The weighted average fair value of options granted during the years ended December 31, 2006, 2007 and 2008 was US$12.9369, US$18.2969, and US$40.2458 per share, respectively.
As of December 31, 2008, there was US$36 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.4 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. For the year ended December 31, 2008, total cash received from the exercise of share options amounted to RMB40,178,626 (approximately US$6 million).
The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the year ended December 31, 2006, 2007 and 2008:

	2006	2007	2008
Risk-free interest rate	4.66% – 4.93%	4.49% – 4.85%	2.64% – 2.96%
Expected life (years)	2.5	2.5	4
Expected dividend yield	0.89%	0.45%	0%-0.42%
Volatility	45% – 54%	39% – 44%	44% – 46%
Fair value of options at grant date per share	from US$10.82	from US$17.92	from US$33.57
	to US$13.50	to US$21.62	to US$42.82
Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing company are charged to the statements of income on a straight-line basis over the lease periods.
Taxation
Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered unlikely that some portion of, or all of, the deferred tax assets will not be realized.
Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes”, and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

The Company did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. As of December 31, 2008, the Company did not record any liability for uncertain tax positions. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2008, the Company did not have any interest and penalties associated with tax positions.
Other income
Other income primarily consists of financial subsidies and foreign exchange gains. Financial subsidies from local PRC government authority were recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received. Components of other income for the year ended December 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	RMB	RMB	RMB
Foreign exchange gains	2,041,201	16,746,827	30,710,828
Financial subsidies	10,700,687	21,174,612	24,185,723
Others	(1,528,087)	(2,624,216)	48,044

Total	11,213,801	35,297,223	54,944,595

Statutory reserves
The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and Starway Shanghai, the subsidiaries of the Company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2006, 2007 and 2008, appropriations to statutory reserves have been made of RMB12,018,430, RMB7,081,934 and RMB15,078,453, respectively.
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
As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2006, 2007 and 2008 were RMB552 million, RMB696 million and RMB 885 million, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the discretion of the Company without third party consent, for which the compensatory element of the arrangement is excluded from the accumulated profits.
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

On October 17, 2006, the Company announced that the shareholders have adopted a resolution to approve the Company’s proposed distribution of 30% of its net income for 2006 (as determined in accordance with the US GAAP and reported in the audited consolidated financial statements of the Company for the year ended December 31, 2006) to the shareholders of the Company as dividends, subject to determination of the record date by the Company’s Board of Directors. The Board of Directors had also approved such proposed dividend distribution. The Company accrued dividend payable of RMB72,169,155 for the year ended December 31, 2006. On July 6, 2007, the Company distributed the dividends to its shareholders of record as of June 29, 2007, at a divided rate of RMB2.11 (US$0.277), per ordinary share.
On June 15, 2007, the Company announced that the shareholders have adopted a resolution to approve the Company’s proposed distribution of 30% of its net income for 2007 (as determined in accordance with the US GAAP and reported in the audited consolidated financial statements of the Company for the year ended December 31, 2007) to the shareholders of the Company as dividends, subject to determination of the record date by the Company’s Board of Directors. The Board of Directors had also approved such proposed dividend distribution. The Company accrued dividend payable of RMB119,497,083 for the year ended December 31, 2007. On July 7, 2008, the Company distributed the dividends to its shareholders of record as of June 12, 2008, at a dividend rate of RMB3.38 (US$0.488), per ordinary share. The translation gain arising between December 2007 and July 2008 (date of payment) amount to RMB7,230,249 is included in foreign exchange gain for the year ended December 31, 2008.
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
Recent accounting pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No.157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement was effective in the fiscal first quarter of 2008 except for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, for which the effective date is for fiscal years beginning after November 15, 2008. The Company adopted SFAS No. 157 in the fiscal first quarter of 2008, the impact of which is discussed in Note 2.
In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No.159), which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159 was effective for fiscal year 2008 and the Company adopted it in the fiscal first quarter of 2008. The adoption of SFAS No. 159 did not impact the Company’s results of operations, cash flows or financial position.
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
In February 2008, the FASB issued FSP 157-2, which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal year 2009. The Company is currently evaluating the impact that FSP 157-2 will have on our financial statements.
In April 2008, the FASB issued FASB Staff Positions (“FSP”) SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”), which amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets” This guidance for determining the useful life of a recognized intangible asset applies prospectively to intangible assets acquired individually or with a group of other assets in either an asset acquisition or business combination. FSP FAS 142-3 is effective for the Company’s financial statements for the year beginning on January 1, 2009. The Company is currently evaluating the impact that FSP FAS 142-3 will have on our financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”), which defines the order in which accounting principles that are generally accepted should be followed. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adopting SFAS No. 162 on its financial position, cash flows, and results of operations.
In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP 03-6-1”), which defines unvested share-based payment awards that contain nonforfeitable rights to dividends as participating securities that should be included in computing earnings per share (EPS) using the two-class method under SFAS No. 128, “Earnings per Share.” FSP 03-6-1 is effective for the Company’s financial statements for the year beginning on January 1, 2009. Additionally, all prior-period EPS data shall be adjusted retrospectively. The Company is currently evaluating the impact that FSP 03-6-1 will have on our financial statements.
In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies how SFAS No. 157 “Fair Value Measurements” (SFAS 157) should be applied when valuing securities in markets that are not active. FSP 157-3 was effective for fiscal year 2008 and the Company adopted it in the fiscal third quarter of 2008. The adoption of FSP 157-3 did not impact the Company’s results of operations, cash flows or financial position.
In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-4 and FIN 46(R)-8”), which amends Statement of Financial Accounting Standards (SFAS) No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125” (SFAS 140) to require public entities to provide additional disclosures about transferors’ continuing involvements with transferred financial assets and amends FASB Interpretation (FIN) No. 46 (revised December 2003) “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (FIN 46R) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. FSP FAS 140-4 and FIN 46(R)-8 is effective for the Company’s financial statements for the year ended December 31, 2008.The adoption of FSP FAS 140-4 and FIN 46(R)-8 did not impact the Company’s results of operations, cash flows or financial position.
On January 12, 2009, the FASB issued FASB Staff Position (FSP) No. Emerging Issues Task Force (EITF) 99-20-1, “Amendments to the Impairment and Interest Income Measurement Guidance of EITF Issue No. 99-20” (FSP EITF 99-20-1). FSP EITF 99-20-1 changed the guidance for the determination of whether an impairment of certain non-investment grade, beneficial interests in securitized financial assets is considered other-than-temporary. FSP EITF 99-20-1 is effective for the Company’s financial statements for the year ended December 31, 2008. The adoption of FSP EITF 99-20-1did not impact the Company’s results of operations, cash flows or financial position.

On April 9, 2009, the FASB issued FSP No. 115-2 and FSP 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The Company is currently evaluating the impact of adopting FSP No. 115-2 and FSP No. 124-2 on its financial position, cash flows, and results of operations.
On April 13, 2009, the SEC issued Staff Accounting Bulletin No. 111 on Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities (“SAB 111”), which maintains the staff’s previous views related to equity securities. It also amends Topic 5.M. to exclude debt securities from its scope. The Company is currently evaluating the impact of adopting SAB No. 111 on its financial position, cash flows, and results of operations.
Certain risks and concentration
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2006, 2007 and 2008, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.
No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2006, 2007 and 2008. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2007 and 2008.
3. PREPAYMENTS AND OTHER CURRENT ASSETS
Components of prepayments and other current assets as of December 31, 2007 and 2008 were as follows:

	2007	2008
	RMB	RMB
Prepayments and deposits to vendors	46,016,315	61,562,698
Loans to minor shareholders	—	9,448,965
Receivables from financial institution	9,368,713	8,628,947
Interest receivable	2,722,534	6,831,181
Employee advances	1,306,161	1,104,596
Others	1,936,929	4,562,096

Total	61,350,652	92,138,483

4. LONG-TERM DEPOSITS
The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies to obtain blank air tickets for sales to customers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.
Components of long-term deposit as of December 31, 2007 and 2008 were as follows:

	2007	2008
	RMB	RMB
Deposits paid to airline suppliers	136,681,643	130,948,830
Deposit paid to travel bureau	4,800,000	7,430,000
Others	5,611,347	7,121,172

Total	147,092,990	145,500,002

5. LAND USE RIGHTS
Land use rights are related to the payment to acquire two land use rights, one of total cost RMB68,269,734 for approximately 17,000 square meters of land in Shanghai, on which the Group has built an information and technology center, the other of total cost RMB48,912,729 for approximately 19,500 square meters of land in Nantong, on which the Group is current building its Nantong customer service center. According to land use right policy in the PRC, the Company has a 50-year use right over the land in Shanghai and 40-year use right over the land in Nantong, which is used as the basis for amortization. Amortization expense for the years ended December 31, 2006, 2007 and 2008 was RMB1,820,526, RMB1,365,394 and RMB2,486,312, respectively. As of December 31, 2007 and 2008, the net book value was RMB65,083,814 and RMB111,510,231, respectively.

6. PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2007 and 2008 were as follows:

	2007	2008
	RMB	RMB
Building	147,832,241	147,248,314
Computer equipment	102,528,527	121,413,515
Website-related equipment	23,649,926	46,018,225
Furniture and fixtures	26,934,863	29,886,368
Software	10,739,845	15,511,066
Leasehold improvements	6,971,075	7,733,543
Construction in progress	471,000	66,605,760
Less: accumulated depreciation and amortization	(51,932,689)	(88,299,708)

Total net book value	267,194,788	346,117,083

In 2007, the Company completed the construction of an information and technology center in Shanghai. This new building now serves as our headquarters, 24-hour customer service and call center, production development center and administrative and support facilities. All direct costs of the new information and technology center in Shanghai were originally capitalized as construction in progress, and were reclassified to property and equipment, when the building was completed and available for use.
In 2008, the Company started to build its second customer service center in Nantong, all direct cost related to the customer service center has been recorded in construction in progress.
Depreciation expense for the years ended December 31, 2006, 2007 and 2008 was approximately RMB12,254,080, RMB24,773,735 and RMB35,574,685, respectively.
7. INVESTMENTS
ezTravel Co., Ltd. (“ezTravel”)
On March 12, 2006, our wholly-owned subsidiary C-Travel, a Cayman Island company, made a minority investment in ezTravel, an online travel service provider in Taiwan that offers packaged-tours as well as hotel and airline tickets reservation services. The Company accounted for the investment in ezTravel using the cost method of accounting as the Company could not exercise significant influence over ezTravel. Total amount paid for this acquisition was approximately US$10 million, equivalent to approximately RMB80 million.
In 2007, shares of ezTravel were made available to public on Xyn Gui, the Taiwanese national stock exchange for pre-IPO companies. The Company applied SFAS 115 and the investment in ezTravel was classified as available for sale and stated at fair value. In the middle of August 2008, ezTravel was delisted from Xyn Gui and became a private company.
The Company used the closing price of ezTravel as of delisted date to determine the fair value of ezTravel, at which time the company reverted to cost method of accounting for ezTravel in accordance with APB No.18. The gross carrying value of our cost method investment in ezTravel is RMB80,416,250 as of December 31, 2008 and 2007. The foreign currency translation adjustment for ezTravel is RMB(11,519,877) as of December 31, 2008. There is a RMB17,243,654 unrealised securities holding loss recorded within other comprehensive income during the time this investment was accounted for under FAS 115, resulting in a net investment balance of RMB51,652,719 recorded under the cost method at December 31, 2008.
Home Inns & Hotels Management Inc. (“Home Inns”)
During the year ended December 31, 2008, the Group made a minority investment in Home Inns, a company listed in Nasdaq, at average unit cost of approximately US$12. The total cost of this investment was approximately US$39 million, equivalent to approximately RMB266 million, which accounted for approximately 9% of its total outstanding shares.
The Company applies SFAS 115 to account for the investment in Home Inns as available for sale securities and used closing price of Home Inns as of December 31, 2008 to determine the fair value of investment.

The carrying amount and unrealized securities holding loss for investment as of December 31, 2007 and 2008 were as follows:

	2007	2008
	RMB	RMB
Cost:
Home Inns	—	265,655,797
ezTravel	80,416,250	80,416,250
Treasury bonds	—	1,000,000

Total	80,416,250	347,072,047

Foreign currency translation:
Home Inns	—	517,943
ezTravel	—	(11,519,877)
Treasury bonds	—	—

Total	—	(11,001,934)

Unrealized securities holding losses:
Home Inns	—	(80,882,962)
ezTravel	—	(17,243,654)
Treasury bonds	—	—

Total	—	(98,126,616)

Total net book value	80,416,250	237,943,497

The Company has assessed the decline in fair value of both investments and determined such decline to be temporary, as a result, no impairments have been recorded for these investments.
8. GOODWILL
The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008 were as follows:

	2007	2008
	RMB	RMB
Balance at beginning of year	14,595,849	14,595,849
Acquisition of Software Hotel Information	—	48,129,078
Acquisition of Sanya Ctrip Travel Agency Co., Ltd.	—	964,809

Balance at ending of year	14,595,849	63,689,736

In July 2008, the Company purchased 100% equity of Sanya Ctrip Travel Agency Co., Ltd., a travel agent established in Sanya. Total purchase price for this acquisition amounted to RMB1.5 million, of which RMB900,000 was paid in September 2008, RMB600,000 were recorded as liabilities and will be paid by the end of year 2009. Goodwill of RMB964,809 was recognized from this acquisition.
In December 2008, the Company purchased 90% equity of Software Hotel Information at preliminary purchase price of RMB80 million. Goodwill of RMB48 million was recognized from this acquisition.
Both goodwill arose from the business combination completed in year 2008 has been allocated to the single reporting unit of the Group. Goodwill represents the synergy effects of the business combination.
Goodwill is not amortized but is reviewed annually for impairment according to SFAS No. 142. The Company performed goodwill impairment tests in year 2007 and 2008, and the results of these tests indicated that the Company’s goodwill assets were not impaired.

9. INTANGIBLE ASSETS
Intangible assets as of December 31, 2007 and 2008 were as follows:

	2007	2008
	RMB	RMB
Intangible assets —
Non-compete agreements	—	11,479,610
Technology patent	—	9,240,000
Golf membership certificate	2,000,000	2,000,000
Cross-border travel agency license	1,117,277	1,117,277
Others	395,071	1,395,071

	3,512,348	25,231,958

Less: accumulated amortization —
Technology patent	—	—
Non-compete agreements	—	—
Cross-border travel agency license	(593,539)	(733,195)
Golf membership certificate	—	—
Others	—	—

	(593,539)	(733,195)

Net book value	2,918,809	24,498,763

Amortization expense for the years ended December 31, 2006, 2007 and 2008 was approximately RMB139,656, RMB139,656, and RMB139,656, respectively.
The annual estimated amortization expense for intangible assets subject to amortization for the following years is as follows:

Amortization
RMB
2009	4,283,578
2010	4,283,578
2011	4,248,692
2012	4,143,922
2013	4,143,922

21,103,692

10. TAXATION
Cayman Islands
Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The Company’s subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2006, 2007 and 2008. Accordingly, no Hong Kong profit tax has been provided for.
China
The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.
In 2007, the National People’s Congress passed new PRC EIT Law and Detailed Implementation Rules of China EIT Law. The EIT laws take effect on January 1, 2008. The EIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments will continue to be granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a high and new technology enterprise. In December 2008, the Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network obtained approval for the High New Tech Enterprises status. The application tax rate for High New Tech Enterprise is 15%, which effective retroactively as of January 1, 2008.

Shenzhen Ctrip was entitled to a transitional preferential tax rate of 18% as it is registered in the city of Shenzhen in China in 2008. The transitional preferential income tax rate for next four years is 20%, 22%, 24% and 25%, respectively.
In 2008, in accordance with EIT Law, the applicable EIT rates are 25%, except for aforementioned three subsidiaries qualified for High New Tech Enterprises and Shenzhen Ctrip.
Pursuant to the EIT Law and Circular Caishui [2008]No.1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign invested enterprise(“FIE”) to its immediate holding company outside China would be subject to withholding taxes. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company. The Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Ctrip Information Technology are considered FIEs and are directly held by our subsidiary in Hong Kong. According to tax treaty between Mainland and Hong Kong Special Administrative Region, dividends payable by an FIE in China to the company in Hong Kong will be subject to 5% withholding tax. All of these foreign invested enterprises will be subject to the withholding tax for their earnings generated after January 1, 2008. The Company expects to reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no deferred tax liability was provided on the outside basis difference from undistributed earnings after January 1, 2008.
Composition of income tax expense
The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	RMB	RMB	RMB
Current income tax expense	(42,058,000)	(66,365,599)	(100,478,409)
Adjustments to deferred asset for enacted EIT rate change	—	6,312,229	(4,510,307)
Deferred tax benefit (expense)	780,980	2,047,387	2,075,312

Income tax expense	(41,277,020)	(58,005,983)	(102,913,404)

Reconciliation of the differences between statutory tax rate and the effective tax rate
A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31, 2006, 2007 and 2008 was as follows:

	2006	2007	2008
Statutory EIT rate	33%	33%	25%
Tax differential from statutory rate applicable to Subsidiaries in the PRC	(25)%	(25)%	(11)%
Enacted EIT rate change	—	(1)%	1%

Non-deductible expenses incurred	7%	6%	4%

Effective EIT rate	15%	13%	19%

Significant components of deferred tax assets

	2007	2008
	RMB	RMB
Accrued liability for customer reward program and e-coupons	11,925,767	9,230,772
Deferred tax liabilities	(650,000)	(390,000)

Total deferred tax assets	11,275,767	8,840,772

We did not record any valuation allowances to reduce our deferred tax assets, as we believed that our deferred tax asset amounts were more likely than not to be realized based on our estimate of future taxable income.
11. EMPLOYEE BENEFITS
The full-time employees of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and the VIEs, which were established in the PRC, are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total expenses recorded for such employee benefits amounted to RMB41,332,075, RMB67,048,322 and RMB90,029,054 for the year ended December 31, 2006, 2007 and 2008 respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

12. RELATED PARTY TRANSACTIONS
During the years ended December 31, 2006, 2007 and 2008 significant related party transactions were as follows:

	2006	2007	2008
	RMB	RMB	RMB
Commissions from Home Inns	6,272,966	8,936,554	14,766,676
Commissions from Hanting Hotels Inc. and its affiliates (collectively, “Hanting”)	1,427,512	5,569,353	7,515,618
Advertising expenses to Focus Media Holding Ltd.	1,543,900	—	—
Marketing expenses to Alibaba-Yahoo! China	800,000	—	—
Rental expense to a family member of a director	550,000	281,650	—
Purchase of Shares of Home Inns	—	—	265,655,797
Printing expenses to Joyu Tourism Operating Group	—	—	2,160,000
Our hotel supplier, Home Inns has two directors in common with our company. Another hotel supplier, Hanting, has a director in common with our company and a director who is a family member of one of our officers. Home Inns and Hanting have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions from Home Inns and Hanting for the years ended December 31, 2006, 2007 and 2008 are presented as above.
Two of our advertising suppliers, Focus Media Holding Ltd. and Alibaba -Yahoo! China had entered into agreements with us to provide certain advertising services for us. Focus Media Holding Ltd. has a director in common with our company. Alibaba -Yahoo! China is affiliated with a family member of one of our officers as of December 31, 2006 and 2007. Total advertising expenses to Focus Media Holding Ltd. and Alibaba -Yahoo! China for the years ended December 31, 2006, 2007 and 2008 are presented as above.
We lease approximately 1,223 square meters of our office premises in Shanghai from a company controlled by a family member of one of our directors. Rental expenses for the years ended December 31, 2006 and 2007 are presented as above.
Up to December 2008, the Company purchased 3,162,490 ADS of Home Inns at average unit cost of approximately US$12. The acquisition is approximately 9% of Home Inns’ total share in aggregate. Total cost is RMB266 million (US$39 million), while unrealized holding loss was RMB81 million (US$12 million) which has been recorded in other comprehensive income.
We entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with our company. Total printing expense to Joyu Tourism Operating Group for the year ended December 31, 2006, 2007 and 2008 are presented as above.
As of December 31, 2007 and 2008, significant balances with related parties were as follows:

	2007	2008
	RMB	RMB
Due from related parties:
Due from Home Inns	1,298,362	1,503,163
Due from Hanting	840,585	1,508,860

	2,138,947	3,012,023

Due to related parties:
Due to related parties of a VIE	249,910	249,910
The amounts due from and due to related parties as of December 31, 2007 and 2008 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf of each other. They are not collateralized, interest-free and have no fixed repayment terms.

13. OTHER PAYABLES AND ACCRUALS
Components of other payables and accruals as of December 31, 2007 and 2008 were as follows:

	2007	2008
	RMB	RMB
Payable for acquisition of Information Software Hotel	—	42,000,000
Accrued operating expenses	22,423,539	37,870,029
Accruals for property and equipment	26,301,297	23,785,033
Deposits received from suppliers and packaged-tour customers	4,883,206	5,293,102
Due to employees for stock option proceeds received on their behalf	5,506,208	2,261,876
Liability incurred for minority interest in a VIE	1,562,500	2,162,500
Others	4,804,550	7,799,167

Total	65,481,300	121,171,707

14. EARNINGS PER SHARE
Basic earnings per share and diluted earnings per share were calculated in accordance with SFAS No. 128 as follows:

	2006	2007	2008
	RMB	RMB	RMB

Numerator:
Net income	240,563,847	398,323,610	444,107,873

Denominator:
Denominator for basic earnings per ordinary share — weighted average ordinary shares outstanding	32,342,998	32,927,454	33,352,845
Dilutive effect of share options	925,222	1,193,936	1,071,704

Denominator for diluted earnings per ordinary share	33,268,220	34,121,390	34,424,549

Basic earnings per ordinary share	7.44	12.10	13.32

Diluted earnings per ordinary share	7.23	11.67	12.90

Basic earnings per ADS	3.72	6.05	6.66

Diluted earnings per ADS	3.62	5.84	6.45

15. COMMITMENTS AND CONTINGENCIES
Operating lease commitments
The Company has entered into leasing arrangements relating to office premises that are classified as operating leases for the periods from 2009 to 2011. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB
2009	23,298,273
2010	6,152,779
2011	1,762,016

31,213,068

Rental expense amounted to RMB16,813,230, RMB24,771,180 and RMB16,932,038 for the years ended December 31, 2006, 2007 and 2008, respectively. Rental expense is charged to the statements of income when incurred.
Purchase commitments
As of December 31, 2008, the Company had outstanding purchase commitments totaling RMB271,861,167, which mainly relates to the construction of Nantong customer service center.

Guarantee
In connection with our air-ticketing business, the Company, on behalf of its VIEs, is required by the Civil Aviation Administration of China to provide guarantees for tickets obtained from various airlines. As of December 31, 2008, the amount under these guarantee arrangements was approximately RMB617 million. Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.
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
16. SUBSEQUENT EVENTS
Option modifications
Our Board of Directors has approved an option modification plan to revise the price of all outstanding unvested options granted by the Company in 2007 and 2008 based on the closing price of the ADR on Nasdaq as of February 10, 2009. Under the modification plan, all affected options would be subject to a new vesting schedule which starts on February 10, 2009, with other terms substantially unchanged.
We expect all eligible option grantees would participate in the modification plan.
We expect to take a modification charge estimated to be approximately US$15 million over the vesting periods of the modified options. These vesting periods range from three years to four years.
Bank credit limit
In March 2009, the Company has obtained credit limit from one domestic bank with total amount of RMB200 million. The purpose of the credit limit is mainly to supply daily operating cash needs.
Signing of definitive agreement for purchase of Home Inns’ shares
On May 7, 2009, the Company entered into a definitive purchase agreement to acquire an additional 7,514,503 shares of Home Inns through a private placement, increasing our ownership to approximately 18.25%.
The transaction has been closed on May 21, 2009. The Company has paid US$20 million at closing and the remaining US$30 million is expected to be paid within 30 days of closing.

EXHIBIT INDEX

Exhibit
Number	Document
1.1
Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003), as amended (amendment incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K filed with the Commission on October 17, 2006)

2.1
Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.2
Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.3
Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 23, 2007)

2.4
Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.4 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.1
Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) and Exhibit 10.23 from our Registration Statement on Form F-2 (file no. 333- 121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2
Form of Indemnification Agreement with the Registrant’s directors and executive officers.(incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3
Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4
Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5
Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.6
Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7
Translation of Form of Consulting and Services Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.8
Translation of Form of Business Loan Agreement between Ctrip.com (Hong Kong) Limited and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

Exhibit
Number		Document
4.9
Translation of Form of Exclusive Option Agreement among Ctrip.com (Hong Kong) Limited, an Affiliated Chinese Entity of the Registrant and the Shareholder of the Entity, as currently in effect (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.10
Translation of Form of Share Pledge Agreement among Ctrip Computer Technology (Shanghai) Co., Ltd. and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.11
Translation of Form of Trademark License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.12
Translation of Form of Software License Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13
Translation of Form of Operating Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.14
Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.15
Translation of Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.16
Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.17
Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.18
Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 22, 2005)

4.19
Translation of Construction Agreement dated February 13, 2006 between Shanghai No. 1 Construction Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.20
Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.21	*	Ctrip.com International, Ltd. 2007 Share Incentive Plan, as amended and restated as of November 17, 2008

4.22	*
Summary of key terms of the form revolving credit facility agreement between each of Ctrip Computer Technology (Shanghai) Co., Ltd., Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. and our consolidated affiliated Chinese entity, Shanghai Huacheng Southwest Travel Agency Co., Ltd., and China Merchants Bank, Shanghai Branch

Exhibit
Number		Document
4.23
Purchase Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities Exchange Commission on May 21, 2009)

4.24
Registration Rights Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities Exchange Commission on May 21, 2009)

8.1	*	Subsidiaries and Variable Interest Entities of the Registrant

11.1	*	Code of Business Conduct and Ethics of the Registrant, as amended and restated as of March 3, 2009

12.1	*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Maples and Calder

15.2	*	Consent of Commerce & Finance Law Offices

15.3	*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this annual report on Form 20-F.