Form 20-F
period 2009-12-31
CTRIP COM INTERNATIONAL LTD
filed 2010-02-03
CIK 1269238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
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
Min Fan, President and Chief Executive Officer
Telephone: +(8621) 3406-4880
Facsimile: +(8621) 5251-0000
99 Fu Quan Road
Shanghai 200335
People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary shares, par value US$0.01 per ordinary share	The NASDAQ Stock Market LLC* (The NASDAQ Global Select Market)

*	Not for trading but only in connection with the listing on the NASDAQ Global Select Market of American depositary shares, each representing 0.25 of an ordinary share.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 34,054,944 ordinary shares, par value $0.01 per ordinary share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
Item 17 ☐
Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)
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
(3) “ADSs” refers to our American depositary shares, each of which represents 0.25 of an ordinary share;
(4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, exclude Taiwan, Hong Kong and Macau, and “Greater China” refers to the People’s Republic of China, Taiwan, Hong Kong and Macau; and
(5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States.
Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009.
On April 11, 2006, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing one (1) ordinary share. On July 31, 2007, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing one-half (0.5) of an ordinary share. On January 21, 2010, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing one-half (0.5) of an ordinary share to one (1) ADS representing one-fourth (0.25) of an ordinary share. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies;
•	our future business development, results of operations and financial condition;
•	our ability to continue to control costs and maintain profitability; and
•	the expected growth of and change in the travel and online commerce industries in China.
The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors described under “Item 3.D. Risk Factors,” included elsewhere in this annual report on Form 20-F, including the following risks:
•	the slow-down of economic growth in China and the global economic downturn have adversely affected our business, and may materially and adversely affect our business growth and profitability;
•	general declines or disruptions in the travel industry may materially and adversely affect our business and results of operations;
•	the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;
•
if we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and customers, and our business may be harmed;
•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;
•	our business could suffer if we do not successfully manage current growth and potential future growth;
•
our strategy to acquire or invest in complementary businesses and assets involves significant risks and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations;

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry in Greater China;
•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;
•	our business may be severely disrupted if we lose the services of our key executives;
•	inflation in China and in other countries may disrupt our business and have an adverse effect on our financial condition and results of operations; and
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
A. Selected Financial Data
The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects,” below. The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.
Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2009 financial statement presentation. Additionally, all ADS data have been retroactively adjusted to reflect the current ADS to ordinary share ratio for all periods presented.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands, except for per ordinary share data)
Consolidated Statement of Operation Data
Net revenues	524,183	779,952	1,199,111	1,482,004	1,988,007	291,245
Cost of revenues	(88,627)	(153,132)	(236,226)	(326,610)	(450,603)	(66,014)
Gross profit	435,556	626,820	962,885	1,155,394	1,537,404	225,231
Operating expenses
Product development(1)	(57,913)	(105,938)	(177,302)	(235,800)	(308,452)	(45,188)
Sales and marketing(1)	(112,532)	(172,492)	(243,314)	(286,693)	(345,289)	(50,585)
General and administrative(1)	(42,651)	(93,174)	(137,944)	(171,694)	(196,297)	(28,758)
Total operating expenses	(213,096)	(371,604)	(558,560)	(694,187)	(850,038)	(124,531)
Income from operations	222,460	255,216	404,325	461,207	687,366	100,700
Net interest income and other income	32,632	26,846	52,001	86,045	78,194	11,455
Income before income tax expense and equity in income	255,092	282,062	456,326	547,252	765,560	112,155
Income tax expense	(30,577)	(41,277)	(58,006)	(102,914)	(131,658)	(19,288)
Equity in income of affiliates	—	—	—	—	32,869	4,816
Net income	224,515	240,785	398,320	444,338	666,771	97,683
Less: Net loss / (income) attributable to noncontrolling interests	(269)	(221)	4	(230)	(7,797)	(1,143)
Net income attributable to Ctrip’s shareholders	224,246	240,564	398,324	444,108	658,974	96,540
Earnings Per Ordinary Share Data:
Net income attributable to Ctrip’s shareholders	224,246	240,564	398,324	444,108	658,974	96,540
Earnings per ordinary share(3), basic	7.06	7.44	12.10	13.32	19.62	2.87
Earnings per ordinary share(3), diluted	6.91	7.23	11.67	12.90	18.69	2.74
Cash dividends per ordinary share paid(4)	1.26	2.04	2.11	3.38	—	—

	As of December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	735,062	844,393	1,064,418	1,069,827	1,434,618	210,173
Restricted cash	6,600	6,600	6,600	6,600	113,150	16,577
Short-term investment	—	—	141,174	176,586	180,184	26,397
Accounts receivable, net	63,392	136,688	260,684	274,302	420,579	61,615
Other current assets	46,261	65,787	74,765	103,992	157,764	23,113
Non-current assets	184,586	398,385	577,303	1,010,142	1,850,465	271,094
Total assets	1,035,901	1,451,853	2,124,944	2,641,449	4,156,760	608,969
Current liabilities	270,314	421,045	672,041	626,037	1,158,542	169,728
Other non-current liabilities	—	2,438	1,625	813	11,510	1,686
Total Ctrip’s shareholders’ equity	764,716	1,027,697	1,450,119	2,011,971	2,925,048	428,522
Noncontrolling interests	871	673	1,159	2,628	61,660	9,033
Total shareholder’s equity	765,587	1,028,370	1,451,278	2,014,599	2,986,708	437,555

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Product development	403	13,694	22,708	32,666	33,863	4,961
Sales and marketing	258	8,558	13,649	18,816	18,864	2,764
General and administrative	1,116	32,430	50,557	77,035	77,802	11,398

(2)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.8259 to US$1.00. See “Exchange Rate Information.”

(3)	Each ADS represents 0.25 of an ordinary share.

(4)
On July 8, 2005, we distributed dividends in the aggregate amount of RMB40 million to our shareholders of record as of June 30, 2005, at a dividend rate of RMB1.26, or US$0.1525, per ordinary share. On July 14, 2006, we distributed dividends in the aggregate amount of RMB67 million to our shareholders of record as of June 30, 2006, at a dividend rate of RMB2.04, or US$0.255, per ordinary share. On July 6, 2007, we distributed dividends in the aggregate amount of RMB72 million to our shareholders of record as of June 29, 2007, at a dividend rate of RMB2.11, or US$0.277, per ordinary share. On July 7, 2008, we distributed dividends in the aggregate amount of RMB112 million to our shareholders of record as of June 12, 2008, at a dividend rate of RMB3.38, or US$0.488, per ordinary share. The above U.S. dollar amounts were translated using the then prevailing exchange rate. We did not distribute any dividends to our shareholders in 2009.

Exchange Rate Information
We have published our financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2009 at US$1.00 : RMB6.8259, which was the certified exchange rate in effect as of December 31, 2009. The certified exchange rate on January 22, 2010 was US$1.00 : RMB6.8270. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. For all dates and periods through December 31, 2008, the conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Certified Exchange Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
July	6.8319	6.8317	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January (through January 22, 2010)	6.8270	6.8270	6.8295	6.8258

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Company
The slow-down of economic growth in China and the global economic downturn have adversely affected our business, and may materially and adversely affect our business growth and profitability.
Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and travel industry in China. Although the economy in China has grown significantly in the past decades, any slow-down of economic growth in China could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition.
The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies have entered into recession. China’s economy has slowed down significantly since the second half of 2008. Although the Chinese economy has recovered recently, it is uncertain whether such recovery will continue into the rest of 2010 and beyond. Since we derive the majority of our revenues from hotel reservation, air-ticketing and packaged-tour services in China, the economic slow-down in China negatively affected our operating results in the second half of 2008. Any persistent slow-down in China’s economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to travel products and services. If consumer demand for travel products and services we offer decreases, our revenues may decline. Furthermore, the recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slow-down of the Chinese economy may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by the continuing global economic downturn and the slow-down of the Chinese economy.

General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations.
Our business is significantly affected by the trends that occur in the travel industry in China, including the hotel, air ticketing and packaged-tour sectors. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The recent worldwide recession has led to a weakening in the demand for travel services. Other trends or events that tend to reduce travel and are likely to reduce our revenues include:
•	an outbreak of H1N1 influenza, avian flu, severe acute respiratory syndrome, or SARS, or any other serious contagious diseases;

•	increased prices in the hotel, air-ticketing, or other travel-related sectors;

•	increased occurrence of travel-related accidents;

•	natural disasters or poor weather conditions;

•	terrorist attacks or threats of terrorist attacks or wars; and

•	any travel restrictions or other security procedures implemented in connection with any major events in China.
We could be severely and adversely affected by declines or disruptions in the travel industry and, in many cases, have little or no control over the occurrence of such events. Such events could result in a decrease in demand for our travel services. This decrease in demand, depending on the scope and duration, could significantly and adversely affect our business and financial performance over the short and long term.
The trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. In particular, in 2009, the trading prices of shares and ADSs listed on major U.S. stock exchanges experienced wide fluctuations, due in part to the worldwide financial and economic turmoil. The trading price of our ADSs has also experienced wide fluctuations during that period. In 2009, the trading prices of our ADSs on the Nasdaq Global Select Market ranged from US$9.20 to US$39.30 per ADS, and the closing price on February 1, 2010 was US$32.47 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:
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
If we are unable to maintain satisfactory relationships with our existing hotel suppliers, or if our hotel suppliers establish similar or more favorable relationships with our competitors, or if our hotel suppliers increase their competition with us through their direct sales, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers, or because of reduced demand for our services. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on terms similar to those we currently have agreed. Furthermore, in order to maintain and grow our business, we will need to establish new arrangements with hotels in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and adversely affect our operating results and financial condition, which consequently will impact the price of our ADSs.
We derive revenues and other significant benefits from our arrangements with major domestic airlines in China and international airlines operating flights originating from China. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, they also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. We cannot assure you that any of these airlines will continue to have supplier relationships with us. The loss of these supplier relationships would impair our operating results and financial condition as we would lose an increasingly significant source of our revenues.
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
We compete primarily with other consolidators of hotel accommodations and flight reservation services based in China, such as eLong, Inc., and Mangocity.com. We also compete with traditional travel agencies and new travel searching engines, such as Qunar.com and Taobao.com. In the future, we may also face competition from new players in the hotel consolidation market in China and abroad that may enter China.

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
Our business has grown rapidly during the past several years, both as a result of organic growth of existing operations and acquisitions. We have rapidly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.
Our strategy to acquire or invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.
As part of our plan to expand our product and service offerings, we have made and intend to make strategic acquisitions or investments in the highly fragmented travel service industries in mainland China, Taiwan, Hong Kong and overseas. Our strategic acquisitions and investments could subject us to uncertainties and risks, including:
•	high acquisition and financing costs;
•	potential ongoing financial obligations and unforeseen or hidden liabilities;
•	failure to achieve our intended objectives, benefits or revenue-enhancing opportunities;
•	cost of, and difficulties in, integrating acquired businesses and managing a larger business;
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
We have invested through open market purchases and in a private placement transaction a total of US$92 million in approximately 18% stake in Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China. The purchase prices were determined based on the trading prices of Home Inns’ ADSs on the Nasdaq Global Market at the time of each open market purchase or the average closing prices of Home Inns’ ADSs as stipulated in the relevant purchase agreement. If Home Inns experiences a net loss in the future, we would share the net loss of Home Inns proportionate to our equity interest in Home Inns. In addition, if the ADS price of Home Inns declines and becomes lower than our share purchase price, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods.
In February 2010, our wholly owned subsidiary, C-Travel International Limited, entered into an agreement with Wing On Travel (Holdings) Limited, or Wing On Travel, whereby C-Travel International Limited agrees to invest and Wing On Travel agrees to sell 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited). The closing of this transaction is subject to certain conditions, including approval by public shareholders of Wing On Travel, a Hong Kong listed company. We cannot assure you that the required shareholders’ approval of Wing On Travel will be obtained or all the other closing conditions will be met to our satisfaction in a timely manner. Any actual or perceived delay in the completion of this transaction or our failure to complete this transaction as planned may cause the trading prices of our ADSs to decline.

Our quarterly results are likely to fluctuate because of seasonality in the travel industry in Greater China.
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
Our first customer service center and substantially all of our computer and communications systems are located at a single facility in Shanghai. Our second customer service center is currently under construction in Nantong, China. Therefore our computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, sabotage, vandalism, natural disasters and other similar events. We do not carry business interruption insurance to compensate us for losses that may occur.
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
If our business continues to expand, we will need to hire additional employees, including travel supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our websites, customer service centers and systems, and customer service representatives to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our websites and customer service centers may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.
The PRC government regulates the air-ticketing, travel agency, advertising and Internet industries. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected.
The PRC government regulates the air-ticketing, travel agency, advertising and Internet industries. We are required to obtain applicable permits or approvals from different regulatory authorities to conduct our business, including separate licenses for value-added telecommunications, air-ticketing, advertising and travel agency activities. If we fail to obtain or maintain any of the required permits or approvals in the future, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

In particular, the Civil Aviation Administration of China, or CAAC, together with National Development and Reform Commission, or NDRC, regulates pricing of air tickets. CAAC also supervises commissions payable to air-ticketing agencies together with China National Aviation Transportation Association, or CNATA. If restrictive policies are adopted by CAAC, NDRC, or CNATA, or any of their regional branches, our air-ticketing revenues may be adversely affected.
We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.
We regard our domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trademark protection and confidentiality laws and contracts. Trademark and confidentiality protection in China may not be as effective as that in the United States. Policing unauthorized use of proprietary technology is difficult and expensive.
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
We rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party air-ticketing agencies to issue air tickets and travel insurance products, confirmations and deliveries in some cities in Greater China. We also rely on third party local operators to deliver on-site services to our packaged-tour customers. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance could impair the timing and quality of our own service. If our service providers fail to provide high quality services in a timely manner to our customers or violate any applicable rules and regulations, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangement with any of these third parties is terminated, we may not find an alternative source of support on a timely basis or on favorable terms to us.
If our hotel suppliers or customers provide us with untrue information regarding our customers’ stay, we may not be able to recognize and collect revenues to which we are entitled.
A substantial portion of our revenues are represented by commissions which hotels pay us for room nights booked through us. Generally, we do not receive payment from our customers on behalf of our hotel suppliers, as our customers pay hotels directly. To confirm whether a customer adheres to the booked itinerary, we routinely make inquiries with the hotel and, occasionally, with the customer. We rely on the hotel and the customer to provide us truthful information regarding the customer’s check-in and check-out dates, which forms the basis for calculating the commission we are entitled to receive from the hotel. If our hotel suppliers or customers provide us with untrue information with respect to our customers’ length of stay at the hotels, we would not be able to collect revenues to which we are entitled. In addition, using such untrue information may lead to inaccurate business projections and plans, which may adversely affect our business planning and strategy.
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

The recurrence of SARS and other similar outbreaks such as H1N1 influenza (swine flu) or avian flu as well as natural disasters may materially and adversely affect our business and operating results.
In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan Province, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of the sharp decrease in travel in the relevant earthquake affected areas in Sichuan Province. Finally, in April 2009, an outbreak of H1N1 influenza (swine flu) occurred in Mexico and the United States and human cases of swine flu were and continue to be discovered in China and Hong Kong. Our business and operating results were adversely affected in all cases.
Any future outbreak of SARS, avian flu or similar adverse public health development or an increase in the severity of H1N1 influenza or other contagious diseases, extreme unexpected bad weather or severe natural disasters would adversely affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Government advice regarding, or restrictions on, travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters could have a material adverse effect on our business and operating results.
If tax benefits available to our subsidiaries in China are reduced or repealed, our results of operations could suffer.
Under the PRC Enterprise Income Tax Law, or the EIT Law, effective on January 1, 2008, foreign invested enterprises, or FIEs, and domestic enterprises are subject to EIT at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises,” subject to certain general restrictions described in the EIT Law and the related regulations.
In December 2008, our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network were each designated by relevant local authorities in Shanghai as a “high and new technology enterprise” under the EIT Law. Therefore, these entities are entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualifications for “high and new technology enterprises,” which are subject to review every three years. We cannot assure you that our subsidiaries will continue to qualify as high and new technology enterprises when they are subject to reevaluation in the future. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.
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
Since we began providing travel booking services to corporate customers who generally request credit terms, our accounts receivable have increased. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding accounts receivable from our corporate travel service customers. As a result, we may face a greater risk of non-payment of our accounts receivable and, as our corporate travel business grows in scale, we may need to make increased provisions for doubtful accounts. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our accounts receivable.
As we have commenced accounting for employee share options using the fair value method beginning from 2006, such accounting treatment could continue to significantly reduce our net income.
Since 2006, we have accounted for share-based compensation in accordance with ASC 718 “Stock Compensation,” or ASC 718, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. Prior to 2006, we recorded share-based compensation to the extent that the fair value of the shares on the date of grant exceeded the exercise price of the option. Our board of directors has the discretion to change terms of any previously issued share options and any such change may significantly increase the amount of our share-based compensation expenses for the period that the change takes effect as well as those for any future periods. In February 2009, our board of directors approved to reduce the exercise price of all outstanding unvested options that were granted by us in 2007 and 2008 under our 2007 Plan to the then fair market value of our ordinary shares underlying such options and, in December 2009, our board of directors approved to extend the expiration dates of all stock options granted in 2005 and 2006 to eight years after the respective original grant dates of these options. As a result of such changes, our share-based compensation expense of 2009 reduced our diluted earnings per ADS by approximately US$0.14. The application of ASC 718 will continue to have a significant impact on our net income. In addition, future changes to various assumptions used to determine the fair value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.
Failure to maintain effective internal control over financial reporting could result in errors in our published financial statements, which in turn could have a material adverse effect on the trading price of our ADSs.
We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2009. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2009. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.
We may need additional capital and we may not be able to obtain it.
We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In particular, the recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.

Risks Related to Our Corporate Structure
PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.
We are a Cayman Islands company and a foreign person under PRC law. Due to foreign ownership restrictions in the air-ticketing, travel agency, advertising and value-added telecommunications industries, we conduct part of our business through contractual arrangements with our affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations.
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
Under the equity pledge agreements between our subsidiaries and the shareholders of our affiliated Chinese entities, the shareholders of our affiliated Chinese entities pledged their respective equity interests in these entities to our subsidiaries. Such pledges were duly created by recording the pledge in the relevant affiliated Chinese entities’ register of shareholders in accordance with the PRC Collateral Law. However, according to the PRC Property Rights Law, effective as of October 1, 2007, and the Measures for the Registration of Equity Pledge with the Administration for Industry and Commerce, effective as of October 1, 2008, the effectiveness of the pledges will be denied if the pledges are not registered with the relevant administration for industry and commerce. Some of our affiliated Chinese entities and our subsidiaries are in the process of preparing the application forms and relevant documents for registration pursuant to the Measures for the Registration of Equity Pledge. Before such registration procedures are completed, we cannot assure you that the effectiveness of the pledges will be recognized by PRC courts if disputes arise on certain pledged equity interests or that our subsidiaries’ interests as pledgees will prevail over those of third parties.
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
Our director, chief executive officer and president, Min Fan, our officers, Jianmin Zhu, Tao Yang and Gangyi Yan and a family member of a senior officer, Fengying Zhang were also the principal shareholders of our consolidated affiliated Chinese entities as of December 31, 2009. Thus, conflicts of interest between their duties to our company and our affiliated Chinese entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act entirely in our interests or that the conflicts of interest will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
Our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.
As a result of our corporate structure and the contractual arrangements between us and our affiliated Chinese entities, we are effectively subject to the 5% PRC business tax on both revenues generated by our affiliated Chinese entities’ operations in China and revenues derived from our contractual arrangements with our affiliated Chinese entities. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our affiliated Chinese entities were not made on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our affiliated Chinese entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated Chinese entities’ tax expenses without reducing our tax expenses, which could subject our affiliated Chinese entities to late payment fees and other penalties for underpayment of taxes, and/or result in the loss of the tax benefits available to our subsidiaries in China. The EIT Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arms’ length principles. As a result, our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.
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
Pursuant to the EIT Law and a circular issued by the PRC Ministry of Finance and the PRC State Administration of Taxation, or the SAT, in February 2008, the dividends declared out of the profits earned after January 1, 2008 by an FIE to its immediate holding company outside China would be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement, and certain supplementary requirements and procedures stipulated by SAT for such tax treaty are met and observed. Our subsidiaries in China are considered FIEs and are directly held by our subsidiary in Hong Kong. According to the currently effective tax treaty between China and Hong Kong, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. In February 2009, the SAT issued a new notice, or Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the SAT issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

Under the EIT Law, an enterprise established outside of China with its “de facto management body” within China is considered a resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. If the PRC tax authorities determine that we should be classified as a resident enterprise, our global income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.
Moreover, under the EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by a Chinese entity and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is considered as income derived from within China. Any such tax will reduce the returns on your investment in our ADSs.
Risks Related to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
The majority of our business operations are conducted in mainland China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, future measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.
Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of the RMB into foreign currencies, including the U.S. dollar, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between the RMB and the U.S. dollar and caused the RMB to appreciate approximately 20% against the U.S. dollar as of December 31, 2009. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of the RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. For example, the RMB appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again.
The majority of our revenues and costs are denominated in RMB, while a portion of our financial assets and our dividend payments are denominated in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. Any significant revaluation of the RMB or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into RMB, our reporting currency.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
Because the majority of our revenues are in the form of RMB, any restrictions on currency exchange may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules, as amended, or the Rules. Under the Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.
Inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations.
Historically, China has experienced significant inflation and we cannot assure you that further inflation will not occur in the future. If inflation recurs, the scope and the extent of inflation could adversely affect the Chinese economy and the travel patterns of both business and personal travelers. If inflation leads to a reduction in business and leisure travel, our business, financial condition and results of operations would be adversely impacted. Furthermore, we cannot assure you that, under competitive pressure, we will be able to implement price increases, which could adversely impact our business, financial condition and results of operations.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and the grant of employee stock options by overseas-listed companies may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.
SAFE issued a public notice, or Notice 75, in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity interests in any onshore enterprise located in China, referred to in the notice as a “special purpose company.” On May 29, 2007, SAFE further promulgated the guideline for Notice 75, or Guideline 106, which clarifies certain implementation questions of Notice 75. According to Notice 75 and Guideline 106, any PRC resident who is a direct or indirect shareholder of a special purpose company is also required to file or update the registration with the local branch of SAFE, with respect to that special purpose company for any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or the creation of any security interest. Moreover, the PRC subsidiaries of that special purpose company are required to urge the PRC resident shareholders to update their SAFE registration with the local branch of SAFE when such updates are required under applicable SAFE regulations.
We have notified holders of ordinary shares of our company who we know are PRC residents to register with the local SAFE branch as required under the SAFE notice. The failure or inability of our shareholders resident in China to comply with the registration procedures set forth therein may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to our company or otherwise adversely affect our business.
In addition, on March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Online payment systems in China are at an early stage of development and may restrict our ability to expand our online commerce business.
Online payment systems in China are at an early stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely acceptable to consumers in China as in the United States and other developed countries. The lack of wide acceptance of online payment systems and concerns regarding the adequacy of system security may limit the number of online commercial transactions that we can service. If online payment services and their security capabilities are not significantly enhanced, our ability to grow our online commerce business may be limited.
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
We conduct our business primarily through our wholly owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned enterprises. In addition, we depend on several affiliated Chinese entities in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
We have attempted to comply with the PRC government regulations regarding licensing requirements by entering into a series of agreements with our affiliated Chinese entities. If the PRC laws and regulations change, our business in China may be adversely affected.
To comply with the PRC government regulations regarding licensing requirements, we have entered into a series of agreements with our affiliated Chinese entities to exert our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that our arrangements with our affiliated Chinese entities are valid under current PRC law and regulations, we cannot assure you that we will not be required to restructure our organizational structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs.

The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.
Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operations under the administrative control and regulatory supervision of China’s Ministry of Industry and Information Technology. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These international gateways are the only channels through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure, primarily China Telecom and China Unicom, to provide data communications capacity. Although the government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.
Risks Related to Our Ordinary Shares and ADSs
The future sales by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.
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
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, may be limited because we are incorporated in the Cayman Islands, and because we conduct the majority of our operations in China and because the majority of our directors and officers reside outside of the United States.
We are incorporated in the Cayman Islands, and we conduct the majority of our operations in China through our wholly owned subsidiaries and several affiliated Chinese entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action in the United States upon these persons. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
You may not be able to exercise your right to vote.
As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

Under our deposit agreement, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we have instructed the depositary that we do not wish a discretionary proxy to be given or any of the other situations specified under the deposit agreement takes place. The effect of this discretionary proxy is that you cannot prevent ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make those rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We commenced our business in June 1999. In March 2000, we established a new holding company, Ctrip.com International, Ltd., in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands, and soon thereafter, all of the shareholders of Ctrip.com (Hong Kong) Limited transferred their shares to our Cayman Islands holding company in exchange for shares of our Cayman Islands holding company and Ctrip.com (Hong Kong) Limited became our wholly owned subsidiary.
Since our inception, we have conducted the majority of our operations in China and expanded our operations overseas in 2009. As of December 31, 2009, we mainly operated our business through the following significant subsidiaries:
•	C-Travel International Limited;
•	Ctrip.com (Hong Kong) Limited;
•	Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;
•	Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information;
•	Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network; and
•	Ctrip Information Technology (Nantong) Co., Ltd., or Ctrip Information Technology.
We also conduct part of our business in China primarily through the following significant affiliated Chinese entities:
•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds value-added telecommunications business license; and
•	Shanghai Huacheng Southwest Travel Agency Co., Ltd., or Shanghai Huacheng, which holds domestic travel agency and air transport sales agency licenses.
We formed Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns Hong Kong, in 2001 to expand our business to include the hotel management service. We spun off all of our interest in Home Inns Hong Kong in August 2003. Home Inns Hong Kong became a wholly owned subsidiary of Home Inns in June 2006. Home Inns undertook an initial public offering and its ADSs were listed on the Nasdaq Global Market in October 2006. During the period from September 12, 2008 to March 31, 2009, we purchased ADSs of Home Inns on the open market representing approximately 10% of the then total outstanding ordinary shares of Home Inns. In May 2009, we entered into a purchase agreement with Home Inns to acquire additional equity interest in Home Inns through a private placement of its ordinary shares for $50 million in cash. In connection with this private placement, we have also obtained certain demand, piggyback and Form F-3 registration rights from Home Inns. As a result, our aggregate equity interest in Home Inns has increased to approximately 18% of the total outstanding ordinary shares of Home Inns as of December 31, 2009.
In March 2006, we formed a wholly owned subsidiary, C-Travel International Limited, an exempted company with limited liability incorporated in the Cayman Islands, in connection with our investment in a minority stake in ezTravel Co., Ltd., or ezTravel, an online travel service provider in Taiwan that offers packaged tours as well as hotel and airline ticket reservation services. In 2009, we consolidated ezTravel’s operating results as we had a controlling financial interest of ezTravel. The financial results of ezTravel are not significant for our company in the year ended December 31, 2009.
In April 2007, we formed a new wholly owned subsidiary, Ctrip Information Technology, in the PRC, in connection with the construction of our second toll-free customer service center in Nantong, Jiangsu Province, in anticipation of future business expansion.

Our principal executive offices are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, and our telephone number is (86-21) 3406-4880. Our principal website address is www.ctrip.com. The information on our websites should not be deemed to be part of this annual report.
B. Business Overview
We are a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also sell packaged tours that include transportation and accommodations, as well as guided tours in some instances. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:
•	choose and reserve hotel rooms in cities throughout China and selected cities abroad;
•	book and purchase air tickets for domestic flights and international flights originating in China; and
•	choose and reserve packaged tours that include transportation and accommodations, as well as guided tours in some instances.
We target our services primarily at business and leisure travelers in China who do not travel in groups. These types of travelers, who are referred to in the travel industry as FITs (frequent independent travelers) and whom we refer to as independent travelers in this annual report, form a traditionally under-served yet fast-growing segment of the China travel market. We act as an agent in substantially all of our transactions and generally do not take inventory risks with respect to the hotel rooms and airline tickets booked through us. We derive our hotel reservation, air-ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, airline tickets and packaged-tour products, respectively, booked through our services.
We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. As of December 31, 2009, we had secured room supply relationships with approximately 9,800 hotels in China and approximately 19,000 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. As of December 31, 2009, we had guaranteed room allotments, which allow us to sell hotel rooms to our customers even during peak seasons and provide instant confirmation, with approximately 70% of the hotels in China with whom we have a supply relationship. Rooms booked in hotels with guaranteed allotment arrangement accounted for approximately 80% of our hotel transactions for the year ended December 31, 2009. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 80% of our revenues from our hotel reservation business in 2009.
We believe that we are the largest consolidator of airline tickets in China in terms of the total number of airline tickets booked and sold. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating in China. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through our ticketing offices and third-party agencies located in over 50 major cities in China.
We also offer independent leisure travelers bundled packaged-tour products, which include transportation and accommodation, as well as guided tours in some instances. Our packaged-tour products cover a variety of domestic and international destinations.
We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24-hour customer service centers and bilingual websites. In 2009, transactions effected through our customer service centers accounted for approximately two-thirds of our transaction volume, while our websites accounted for the balance.
Our revenues are primarily generated from the hotel reservation, air-ticketing and packaged-tour services. For information on revenues attributable to our different products, see “Item 5.A. Operating Results.”

Products and Services
We began offering hotel reservation and air-ticketing services in October 1999. In 2009, we derived 45% of our revenues from the hotel reservation business and 42% of our revenues from the air-ticketing business. In addition, we offer other products and services including packaged tours, mostly bundled by us, that cover hotel, air tickets and transportation.
Hotel Reservations. We act as an agent in substantially all of our hotel-related transactions. Our customers receive confirmed bookings and generally pay the hotels directly upon completion of their stays. In general, we pay no penalty to the hotels if our customers do not check in. For some of our hotel suppliers, we earn pre-negotiated fixed commissions on hotel rooms we sell. For other hotels, we have commission arrangements that we refer to as the “ratchet system,” whereby our commission rate per room night is adjusted upward with the increase in the volume of room nights we sell for such hotel during such month.
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
As of December 31, 2009, we had contracted with approximately 9,800 hotels in China, of which approximately 7,200 hotels have guaranteed room allotments, allowing us to sell rooms to our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a majority of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking. Our business development team continues to try to increase guaranteed room allotment arrangements with our hotel suppliers.
Air-ticketing. We sell air tickets as an agent for all major domestic Chinese airlines, including Air China, China Eastern Airlines, China Southern Airlines and Hainan Airlines and many international airlines operating flights that originate from cities in China, such as Dragon Air, Singapore Airlines, United Airlines, Lufthansa, Emirates Airlines and Qantas Airways.
In air-ticketing transactions, a customer can pay for the airline tickets to the ticket delivery agent upon delivery of the ticket or make electronic payment through our websites and toll-free customer service centers when booking the ticket. The customer also has the option of picking up a ticket at the ticketing office or obtaining an electronic ticket. Generally, the customer pays a penalty to the airline if he or she cancels the ticket for the flight. In 2006, China began to operate on a large scale an electronic ticketing, or E-ticketing, system for air travel within China and abroad. We believe that E-ticketing allows our consumers to book air tickets and complete their trips more conveniently. In addition, we believe that E-ticketing allows us to execute air-ticketing transactions more efficiently. E-ticketing also makes our business expansion into second-tier cities easier and more efficient. The airline industry, including airline ticket pricing, is regulated by CAAC. Therefore, we have no discretion in offering discounts on the air tickets we sell.
Packaged tour. We also offer independent leisure travelers bundled package-tour products, which include transportation and accommodations, as well as guided tours in some instance. Our package-tour products cover a variety of domestic and international destinations.
Other Products and Services. We offer travel-related businesses and other third parties the opportunity to advertise on our websites. We sell property management system, or PMS, and provide related maintenance service to hotel operators. We also sell travel guidebooks, which provide useful information for independent travelers. We provide air-ticket delivery and insurance services to our customers. In addition, we also sell VIP membership cards that allow cardholders to enjoy certain priority in obtaining our services and receiving discounts from many restaurants, clubs and bars in various cities in China. We also offer these membership cards free of charge to select customers who have purchased a certain amount of travel services from us. Other products and services accounted for a small portion of our total revenues in 2009.

Strategic Investments and Acquisitions
To maintain and strengthen our leading market position in China and to become a major travel service provider in the Greater China market, we constantly evaluate opportunities for strategic investments in, and acquisitions of, complementary businesses, assets and technologies and have made such investments and acquisitions from time to time. For example, in 2008, we acquired 90% equity interests in China Software Hotel Information System Co., Ltd., or Software Hotel Information, a leading producer of hotel management software in China, to support our hotel reservation services and to develop and expand our travel related services. In addition, in 2008 and 2009, we acquired an aggregate of approximately 18% of the total outstanding ordinary shares of Home Inns, a leading economy hotel chain in China. In 2009, we had a controlling financial interest in ezTravel. In February 2010, our wholly owned subsidiary, C-Travel International Limited, entered into an agreement with Wing On Travel whereby C-Travel International Limited agrees to invest and Wing On Travel agrees to sell 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited). We intend to continue to make investments and acquisitions that we believe will help us achieve our strategic objectives.
Seasonality
Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. See “Item 5.A. Operating Results,” for a discussion of seasonality in the travel industry.
Transaction and Service Platform
Our customers can reach us for their travel-related needs through either our toll-free customer service centers or our bilingual websites located at www.ctrip.com and english.ctrip.com. In 2009, transactions executed through our customer service centers and websites account for approximately two-thirds and one-third, respectively, of our total transactions, which are consistent with those in 2008.
Customer Service Centers. Our first toll-free customer service center is located in Shanghai, China and is operated 24 hours a day, seven days a week. Customers can call our nationwide toll free number to consult with our customer service representatives, receive comprehensive, real-time hotel, flight and packaged-tour information and make travel bookings.
As of December 31, 2009, we employed approximately 5,700 customer service representatives, as compared with approximately 5,000 as of December 31, 2008. All of our customer service representatives participated in a formal training program before commencing work. Unlike some companies in the United States that outsource their customer service to third-party call centers, our customer service representatives are in-house travel specialists.
At our technically advanced Shanghai facility, we have implemented comprehensive performance measures to monitor our calls to ensure that our customers will receive quality service. We believe we have sufficient capacity to meet the currently anticipated increases in call volume. Nevertheless, if we exceed this capacity, we believe we can add, within reasonable time and at a reasonable cost, additional phone lines, computer systems and customer service representatives to handle increasing call volumes without the need to significantly redesign the system currently in operation at our company.
In September 2008, we announced the construction of a new customer service center in Nantong, China, which would further increase our customer service capacity. We expect to start operating our new customer service center in Nantong in 2010. Since December 2008, we have used a temporary customer service center in Nantong. We will move to the new Nantong customer service center when it begins operations.
Internet Websites. We have a Chinese-language website located at www.ctrip.com and an English-language website located at english.ctrip.com. Our proprietary booking software is integrated with our websites, allowing a customer to complete a booking within minutes. In addition, our customers can use our editorial content for researching destinations and travel tips.
Marketing and Brand Awareness
Through advertising, on-site promotions, cross-marketing, online marketing and our customer rewards program, we have created a strong Ctrip brand that is commonly associated in China with value travel products and services and superior customer service. We will continue to use our focused marketing strategy to further enhance awareness of our brand and acquire new customers.
Advertising. We advertise on top tier newspapers and radio stations and also conduct public relations activities in the major cities in China where we have a sales team. Based on our experience, these are effective advertising methods for increasing brand awareness and attracting new customers.
On-Site Promotions. We have on-site promotion staff in more than 45 major cities in China. Our staff introduces and promotes Ctrip’s services by distributing membership cards and introductory brochures as well as by providing on-site registration for new customers through the use of PDA devices at various locations including airports and train and bus stations. To date, our on-site promotions have proven to be an effective marketing channel for us.

Cross-Marketing. We have entered into cross-marketing relationships with major Chinese domestic airlines, financial institutions, telecommunications service providers and other corporations.
Our airline partners recommend our products and services to their mileage program members, and allow their members to accumulate miles by staying at hotels booked through us. Our financial institution partners recommend our products and services to their debit or credit card holders, and we allow their card holders to use their cards to settle their payments for travel products purchased from us. In September 2004, we and China Merchants Bank jointly launched a dual-currency travel credit card through which holders of the credit card may book hotels, air tickets and packaged-tour products with us, and settle the payments in either RMB or U.S. dollars. Card holders are also entitled to certain VIP membership privileges with us. The total number of holders of this dual-currency travel credit card exceeded 2 million as of December 31, 2009. This credit card is one of the leading co-branded credit cards in terms of number of holders in China and was honored as the “Most Popular Credit Card in 2006” by VISA. In May 2007, we and Bank of China together with MasterCard International Organization jointly launched a dual-currency travel credit card through which holders of the credit card may book hotels, air tickets and packaged-tour products with us, and settle the payments in either RMB or U.S. dollars. Card holders are also entitled to high insurance coverage upon settlement of payments for our air tickets and packaged-tour products. As of December 31, 2009, the number of holders of this credit card exceeded 800,000. In August 2009, we and Ping An Bank launched a credit card through which holders of the credit cards may book hotels, air tickets and packaged-tour products with us. In addition, this credit card allows automatic conversion of all payments made by this card into Ctrip’s points, which is the first of its kind that we launched in China. As of December 31, 2009, the number of holders of this credit card exceeded 300,000. Our telecommunications service provider partners direct their subscribers requesting travel information to our customer service centers through automatic call forwarding, or to our websites through an Internet link on their websites.
Online Marketing. We have paid many of the leading Internet search engines in China to prominently feature our websites and have cooperated with online companies to promote our services, as well as conducting public relations activities.
Customer Rewards Program. To secure our customers’ loyalty and further promote our Ctrip brand, we provide our customers with a customer rewards program. This program allows our customers to accumulate membership points calculated according to the services purchased by the customers. Our membership points have a fixed validity term and, before expiry, our customers may redeem these points for travel awards and other gifts.
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
Technology and Infrastructure
We believe that the quality of our technology differentiates us from our competitors in China. Our goal has been to build a reliable, scalable, updated and secure infrastructure to fully support our customer service centers and website operations.
Since inception, we have supported substantial growth in our offline and online traffic and transactions with our present architecture. Our proprietary booking software is integrated with our websites and customer service center operations. Our hardware platform for the Internet consists of Hewlett-Packard servers. We have contracted with Avaya Inc., Hewlett-Packard Company and Dell Inc. for warranty services for our hardware platform. We maintain our databases on HP Superdome, HP RX4640, HP DL740, HP DL580, HP DL585, and conduct daily backup functions for off-site storage. We access the Internet backbone via two 150 megabit ethernet lines for load balance and backup. Our customer service center operations are managed by Avaya S8700 media servers. We maintain all of our servers at our premises in Shanghai.

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
In the air-ticketing market, we compete primarily with other consolidators of air tickets with a multi-province airline ticket sales and fulfillment infrastructure in China, including eLong, Inc. and Mangocity.com. We also compete with new online travel platforms. In the markets where we face local competition, our competitors generally conduct ticketing transactions in person, and not over the Internet or through customer service centers. Many local air-ticketing agencies are primarily involved in the wholesale business and do not directly serve individual travelers, who are our targeted customers. However, as the airline ticket distribution business continues to grow in China, we believe that more companies involved in the travel services industry may develop their services that compete with our air-ticketing business. We also compete with airlines, which in recent years have made efforts to improve their direct sales.
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
We have registered our domain names www.ctrip.com and www.gotochina.com with www.register.com and www.opensrs.net, respectively, and the domain name www.ctrip.com.cn with China Internet Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered the trademarks “Ctrip” and “” with the Trademark Office of the PRC State General Administration for Industry and Commerce, or SAIC. We have registered the trademark “Ctrip” and “” with the Registrar of Trademarks in Hong Kong. We have also registered the trademark “Ctrip” with the Untied States Patent and Trademark Office. In 2009, we registered the trademark “CTRIP” with the Taiwan Intellectual Property Office and with Direcção dos Serviços de Economia of Macau.
In 2007, we were selected by Forbes as one of the “Top 100 Companies with Great Potential” in China, and elected by Fortune China as one of the “Best Employers of 2007 in China.” In early 2008, “CTRIP” was also recognized as a “Famous Chinese Trademark,” which is the highest recognition for consumer brands granted by the SAIC. With these recognitions, we believe our trademark will be rigorously and actively protected by Industrial and Commercial Bureaus at both local and national levels. In early 2009, “CTRIP” was recognized as a “Shanghai Well-known Brand,” which is also a high recognition for consumer brands granted by the Shanghai municipal government.
PRC Government Regulations
Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our affiliated PRC entities as well as certain independent air-ticketing agencies and travel agencies. Our director, chief executive officer and president, Min Fan, our officers, Jianmin Zhu, Tao Yang and Gangyi Yan, and a family member of a senior officer, Fengying Zhang, all of whom are PRC citizens, directly or indirectly own all or most of the equity interests in our affiliated Chinese entities as of December 31, 2009.
According to our PRC counsel, Commerce & Finance Law Offices, the ownership structures, businesses and operations of our subsidiaries and affiliated Chinese entities in China, as described in this annual report, comply with all existing PRC laws, rules and regulations.
Restrictions on Foreign Ownership
Air-ticketing. According to the Rules on Cognizance of Qualification for Civil Aviation Transporting Marketing Agencies (2006) and relevant foreign investment regulations regarding civil aviation business, a foreign investor currently cannot own 100% of an air- ticketing agency in China, except for Hong Kong and Macau aviation marketing agencies. In addition, foreign-invested air-ticketing agencies are not permitted to sell airline tickets for domestic flights in China.

Travel Agency. On August 10, 2007, the National Tourism Administration and Ministry of Commerce jointly promulgated a notice on the establishment and operation of travel agencies owned by Hong Kong or Macau investors, which became effective on January 1, 2008. Currently, qualified foreign investors have been permitted to establish or own a travel agency upon the approval of the PRC government, subject to considerable restrictions as to its scope of business. For example, only travel agencies invested by Hong Kong or Macau investors that are located in the Guangxi, Hunan, Hainan, Fujian, Jiangxi, Yunnan, Guizhou and Sichuan regions are permitted to arrange travel for the residents in these regions from mainland China to Hong Kong and Macau, while other foreign-invested travel agencies cannot arrange travel for persons from mainland China to Hong Kong, Macau, Taiwan or any other country. On February 20, 2009, the State Council promulgated the Travel Agency Regulations, which became effective on May 1, 2009. Pursuant to the Travel Agency Regulations, foreign investors are permitted to establish travel agencies in China in the form of joint ventures or wholly foreign-owned enterprises. The new regulations lift the operating history and financial requirements on the foreign investors of foreign invested travel agencies as well as the restrictions on foreign invested travel agencies’ ability to set up branches in China, both of which were required under the previously effective PRC laws and regulations.
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
Value-added Telecommunications Business License. The principal regulations governing foreign ownership of the value-added telecommunications service provision business in China include:
•	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2008 Revision); and

•	Foreign Investment Industrial Guidance Catalogue (2007).
Under these regulations, a foreign entity is prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services.
In July 2006, the Ministry of Industry and Information Technology (formerly known as the Ministry of Information Industry) issued the Circular on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Business which states that a domestic company that holds an value-added telecommunications business license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names used in the value-added telecommunications business shall be owned by the local value-added telecommunications license holder. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the above circular will have on us or other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.
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
Under this regulation, any entity that intends to conduct air-ticketing business in China must apply for an air-ticketing license from CNATA.
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
Value-added Telecommunications Business and Online Commerce. Our provision of travel-related content on our websites is subject to PRC laws and regulations relating to the telecommunications industry and Internet, and regulated by various government authorities, including the Ministry of Industry and Information Technology and the SAIC. The principal regulations governing the telecommunications industry and Internet include:
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
Under the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor which is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between mainland China and Hong Kong Special Administrative Region in August 2006, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a reduced withholding tax rate of 5%.
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
Moreover, under the EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by a Chinese entity and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is considered as income deriving from within the PRC and if we are classified as a PRC resident enterprise.
Regulation of Income Taxes and Financial Subsidies. See “Item 5. Operating and Financial Review and Prospects—Income Taxes and Financial Subsidies.”
C. Organizational Structure
The following table sets out the details of our significant subsidiaries as of December 31, 2009:

Name	Country of Incorporation	Ownership Interest
C-Travel International Limited	Cayman Islands	100%
Ctrip.com (Hong Kong) Limited	Hong Kong	100%
Ctrip Computer Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Information Technology (Nantong) Co., Ltd.	China	100%
We conduct a majority of our business through our wholly owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency, online advertising and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities. Our significant consolidated affiliated Chinese entities included Ctrip Commerce and Shanghai Huacheng as of December 31, 2009.
As of December 31, 2009, Min Fan, our co-founder, shareholder, director, chief executive officer and president, Jianmin Zhu, our senior vice president, Tao Yang, our senior vice president, Gangyi Yan, our senior executive officer, and Fengying Zhang, a family member of a senior executive officer, were principal record owners of our affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint our chief financial officer, Jane Jie Sun, as attorney-in-fact to vote on all matters of our affiliated Chinese entities for a period of ten years ending in 2016.

D. Property, Plants and Equipment
Our first customer service center and principal sales, marketing and development facilities and administrative offices are located on owned premises comprising approximately 39,000 square meters in an economic development park in Shanghai, China. We have offices in Hong Kong, Beijing, Guangzhou, Shenzhen, Chengdu, Qingdao, Shenyang, Xiamen, Hangzhou, Wuhan, Nanjing and Sanya. We also maintain a sales network in more than 45 cities in China. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.
To support our anticipated future business expansion, we have acquired the land use right to a piece of land in Nantong, Jiangsu Province in early 2008 for approximately RMB49 million. Nantong is approximately 110 kilometers north of Shanghai. In September 2008, we announced the commencement of construction of the Nantong customer service center. In December 2008, we entered into a construction agreement with Shanghai No. 1 Construction Co., Ltd. to construct the Nantong customer service center. The total contract value of the construction agreement was approximately RMB296 million. The aggregate investment for the Nantong customer service center including land costs, construction costs and other improvement costs is expected to be approximately RMB450 million to RMB500 million. Approximately RMB154 million (US$23 million) was paid in 2009, with the remainder expected to be paid in the following two years. The first phase of the Nantong customer service center is expected to begin operations in 2010.
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
In 2009, we derived 45%, 42%, 8% and 5% of our total revenues from our hotel reservation, air ticketing, packaged tour and other products and services, respectively.
Major Factors Affecting the Travel Industry
A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:
Growth in the Overall Economy and Demand for Travel Services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China and the rest of the world. According to the statistical report published on the website of National Bureau of Statistics of China on February 26, 2009, the gross domestic product, or GDP, of China grew from RMB16.0 trillion (US$2.3 trillion) in 2004 to RMB30.1 trillion (US$4.4 trillion) in 2008, representing a compound annual growth rate of 17%. GDP per capita in the same period rose from RMB12,299 (US$1,802) to RMB22,640 (US$3,317), representing a 16% compound annual growth rate. This growth led to a significant increase in the demand for travel services.
According to the statistical report published on the website of National Bureau of Statistics of China on February 26, 2009, domestic tourism spending grew from RMB471.1 billion (US$69.0 billion) in 2004 to RMB874.9 billion (US$128.2 billion) in 2008, representing a compound annual growth of 17%. We anticipate that demand for travel services in China will continue to increase in the foreseeable future as the economy in China continues to grow. However, any adverse changes in economic conditions of China and the rest of the world, such as the current global financial crisis and economic downturn, could have a material adverse effect on the travel industry in China, which in turn would harm our business.

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
Disruptions in the Travel Industry. Individual travelers tend to modify their travel plans based on the occurrence of events such as:
•	the outbreak of HIN1 influenza, avian flu, SARS or any other serious contagious diseases;
•	increased prices in the hotel, airline or other travel-related industries;
•	increased occurrence of travel-related accidents;
•	natural disasters or poor weather conditions;
•	terrorist attacks or threats of terrorist attacks or war;
•	any travel restrictions or security procedures implemented in connection with major events in China; and
•	general economic downturns.
In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan Province, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of the sharp decrease in travel in the relevant earthquake-affected areas in Sichuan Province. From April 2009, an outbreak of H1N1 influenza (swine flu) occurred in Mexico and the United States and human cases of the swine flu were and continued to be discovered in China and Hong Kong. Our business and operating results were adversely affected in all cases.
Any future outbreak of SARS, avian flu or similar adverse public health developments or an increase in the severity of H1N1 influenza or other contagious diseases, extreme unexpected bad weather or severe natural disasters would affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Government advice regarding, or restrictions, on travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters could have a material adverse effect on our business and operating results.
Major Factors Affecting Our Results of Operations
Revenues
Revenues Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our total revenues grew from RMB559 million in 2005 to RMB2.1 billion (US$311 million) in 2009, representing a compound annual growth rate of 40%.

We generate our revenues primarily from the hotel reservation and air-ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2007	2008	2009

Revenues:
Hotel reservation	53%	48%	45%
Air ticketing	39%	42%	42%
Packaged-tour*	6%	7%	8%
Others	2%	3%	5%
Total revenues	100%	100%	100%

*	Certain of our packaged-tour revenues were recorded on a gross basis. See “— Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”
As we generally do not take ownership of the products and services being sold and act as an agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.
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
Hotel Reservation. Revenues from our hotel reservation business have been our primary source of revenues since our inception. In 2007, 2008 and 2009, revenues from our hotel reservation business accounted for RMB677 million, RMB764 million and RMB956 million (US$140 million), respectively, or 53%, 48% and 45%, respectively, of our total revenues.
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
Air-Ticketing. Since early 2002, our air-ticketing business has been growing rapidly. In 2007, 2008 and 2009, revenues from our air-ticketing business accounted for RMB503 million, RMB659 million and RMB888 million (US$130 million), respectively, or 39%, 42% and 42% respectively, of our total revenues.
We conduct our air-ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent air-ticketing service companies. Commissions from air-ticketing services rendered are recognized after air tickets are issued.
Packaged-tour. Our packaged-tour business has grown rapidly in the past three years. In 2007, 2008 and 2009, revenues from our packaged-tour business accounted for RMB71 million, RMB109 million and RMB177 million (US$26 million), respectively. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as net revenues after the packaged-tour services are rendered. Our consolidated affiliated entities also, from time to time, act as principal in connection with the packaged-tour services provided by them. When they act as principal, they recognize gross amounts received from customers as revenues after the packaged-tour services are rendered.
Other Products and Services. Our other products and services primarily consist of Internet-related advertising services, the sale of PMS and related maintenance service, the sales of aviation casualty insurance, air-ticket delivery services and the sale of travel guidebooks, and VIP membership cards. We place our customers’ advertisements on our websites and in our introductory brochures. We conduct the advertising business through Ctrip Commerce, and we recognize revenues when Ctrip Commerce renders advertising services. We conduct PMS sale and maintenance business through Software Hotel Information. The sale of PMS is recognized upon customer’s acceptance. Maintenance service revenue is recognized ratably over the term of the maintenance contract on a straight-line basis. We sell VIP membership cards that allow cardholders to enjoy certain priority in obtaining our services and receive discounts from many restaurants, clubs and bars in various cities in China. Revenues from the sale of travel guidebooks and VIP membership cards are recognized when the products are sold, provided that we do not have any significant outstanding obligations.

Cost of Revenues
Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation, telecommunication expenses, credit card charges and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 64%, 61% and 62% of our cost of revenues in 2007, 2008 and 2009, respectively. Telecommunication expenses accounted for 14%, 14% and 12% of our cost of revenues in 2007, 2008 and 2009, respectively. Credit card charges accounted for 15%, 15% and 16% of our cost of revenues in 2007, 2008 and 2009, respectively.
Cost of revenues accounted for 20%, 22% and 23% of our net revenues in 2007, 2008 and 2009, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. The increase of percentage of cost of revenues over net revenues in 2009 was largely due to the relatively higher cost of revenues as a result of increased revenue contribution from air-ticketing services and packaged tours, which was partially offset by our efforts to increase the efficiency of our customer service.
Operating Expenses
Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, all of which include share-based compensation expense. In 2009, we recorded RMB131 million (US$19 million) of share-based compensation expense compared to RMB87 million and RMB129 million for 2007 and 2008, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.
Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain and monitor our transaction and service platform. Product development expenses accounted for 15%, 16% and 16% of our net revenues in 2007, 2008 and 2009, respectively. The product development expenses as a percentage of net revenues in 2009 remained consistent with that in 2008.
Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, commissions for our marketing partners for referring customers to us, and production costs of marketing materials and membership cards. Our sales and marketing expenses accounted for 20%, 19% and 17% of our net revenues in 2007, 2008 and 2009, respectively. The decrease of sales and market expenses as a percentage of net revenues in 2009 was primarily due to our strategic removal of low-return sales and marketing channels and make more efficient and effective use of our sales and marketing resources.
General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 12%, 12% and 10% of our net revenues in 2007, 2008 and 2009, respectively. The decrease of general and administrative expenses as a percentage of net revenues in 2009 was primarily because our revenue growth rate exceeded that of the increase in our general and administrative expenses.
Foreign Exchange Risk
We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”
Income Taxes and Financial Subsidies
Income Taxes. Our effective income tax rate was 13%, 19% and 17% for 2007, 2008 and 2009, respectively. Prior to December 31, 2007, pursuant to the applicable tax laws in China, companies established in China were generally subject to EIT at a statutory rate of 33%. The 33% EIT rate applied to our subsidiaries and affiliated Chinese entities established in China, except for our subsidiaries, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network, and our consolidated affiliated Chinese entity, Shenzhen Ctrip Travel Agency Co., Ltd., or Shenzhen Ctrip, as discussed below.
On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the new EIT Law, which became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Under the EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. For certain enterprises established in special economic zones, including Pudong New Area, a transitional preferential income tax rate of 18%, 20%, 22%, 24% and 25% for the respective five-year transition period is allowed. The increase in the effective tax rate for 2008 from 2007 was primarily due to changes to preferential tax treatment received under the new EIT Law. The decrease in the effective tax rate for 2009 from 2008 was primarily due to the decrease in the amount of non tax-deductible share-based compensation as a percentage to our income as a whole.

On April 14, 2008, the Ministry of Science and Technology and the Ministry of Finance and the SAT jointly issued Guokefahuo (2008) No.127, “Administrative Measures for Assessment of High and New Technology Enterprises,” or the Measures, and “Catalogue of High and New Technology Domains Strongly Supported by the State,” or the Catalogue, each of which is retroactively effective as of January 1, 2008. The Measures mainly set forth general guidelines regarding criteria as well as application procedures for qualification as a “high and new technology enterprise” under the EIT Law.
Pursuant to the EIT Law, companies established in China were generally subject to EIT at a statutory rate of 25%. The 25% EIT rate applies to our subsidiaries and affiliated Chinese entities established in China, except for Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network, which are our subsidiaries, and Shenzhen Ctrip, which is our consolidated affiliated Chinese entity.
•	In 2008 and 2009, Ctrip Computer Technology was designated as a “high and new technology enterprise” by the relevant PRC government authorities and thus was entitled to a preferential EIT rate of 15%.
•
Ctrip Travel Information, historically enjoyed a preferential income tax rate of 15% as it is registered in Pudong New District, Shanghai. During the fourth quarter of 2004, Ctrip Travel Information was designated as a “Software Development Company” and thus obtained from the relevant tax bureau a full exemption of income tax for 2004 and a 50% reduction of the income tax statutory rate for the period from 2005 to 2007. In 2008, Ctrip Travel Information was designated as a “high and new technology enterprise” by the relevant PRC government authorities and thus was entitled to a preferential EIT rate of 15% from 2008 to 2010.

•
During the fourth quarter of 2007, Ctrip Travel Network was designated as a “software development company” and thus obtained from the relevant tax bureau a 50% reduction of its statutory and local income tax rate for 2007. Ctrip Travel Network’s qualification for the above preferential EIT rate was terminated in 2008 due to the promulgation of the EIT Law. In 2008, Ctrip Travel Network was designated as a “high and new technology enterprise” and “software company” by the relevant PRC government authorities and thus was entitled to a preferential EIT rate of 12.5% in 2008 and 2009.

•
Shenzhen Ctrip was entitled to a preferential tax rate of 18% as granted by the local tax bureau based on its registration in the city of Shenzhen in China in 2008. Shenzhen Ctrip was entitled to a transitional preferential tax rate of 20% for 2009.

Financial Subsidies. In 2007, 2008 and 2009, our subsidiaries in China received business tax rebates in the form of financial subsidies from the government authorities in Shanghai in the amount of approximately RMB21 million, RMB24 million and RMB54 million (US$8 million), respectively, which we recorded as other income on a cash basis. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive business tax rebates or other financial subsidies in the future.
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
Revenue Recognition. We describe our revenue recognition policies in our consolidated financial statements. We apply ASC 605 “Revenue Recognition” to our policies for revenue recognition and presentation of statement of operations. The factors we have considered include whether we are able to achieve the pre-determined specific performance targets by travel suppliers for recognition of the incentive commissions in addition to the fixed-rate and our risk of loss due to obligations for cancelled hotel and airline ticket reservations. As we operate primarily as an agent to the travel suppliers and our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal, we recognize commissions on a net basis.

Business Combination. We apply ASC 805 “Business Combination,” which requires that all business combinations be accounted for under the purchase method. The cost of an acquisition is measured as the aggregate of fair values at the date of exchange of assets given, liabilities incurred and equity instruments issued. The costs directly attributable to an acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of noncontrolling interests and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of identifiable net assets of an acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of a subsidiary acquired, the difference is recognized directly in the income statement.
Investment. We apply the ASC 323 “Investments—Equity Method and Joint Ventures,” in accounting for our investments. The equity method is used for investments in entities in which we have the ability to exercise significant influence but do not own a majority equity interest or otherwise control. The cost method is used for investments over which we do not have the ability to exercise significant influence. For other investment, we apply ASC 320 “Investments—Debt and Equity Securities,” which requires that debt and equity securities be classified into one of three categories and accounted for as follows: (i) those “held to maturity” are reported at amortized cost; (ii) “trading securities” with unrealized holding gains and losses are included in earnings; and (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available for sale” and reported at fair value. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.
Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. ASC 350 “Intangibles—Goodwill and Other,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For 2007, 2008 and 2009, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets based on the expanding and prospective business of our subsidiaries and affiliated Chinese entities. As of December 31, 2007, 2008 and 2009, there were no circumstances or events that indicated that the assets may be impaired. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.
Customer Rewards Program. We offer a customer rewards program that allows customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize liabilities and corresponding expenses for the related future obligations. As of December 31, 2008 and 2009, our accrued balance for the customer rewards program were approximately RMB58 million and RMB88 million (US$13 million), respectively. Our expenses for the customer rewards program were approximately RMB42 million, RMB55 million and RMB76 million (US$11 million) for the years ended December 31, 2007, 2008 and 2009. We estimate our liabilities under our customer rewards program based on accumulated membership points and our estimate of probability of redemption. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense.
Share-Based Compensation. We follow ASC 718 “Stock Compensation,” using the modified prospective method. Under the fair value recognition provisions of ASC 718, we recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.
Under ASC 718, we applied the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, and the pre-vesting option forfeiture rate. Expected life is based on historical exercise patterns, which we believe are representative of future behavior, or calculated by using the simplified method. We estimate expected volatility at the date of grant based on historical volatility. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical patterns of our stock options granted, exercised and forfeited. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period. See Note 2—“Share-based compensation” in the consolidated financial statements for additional information. According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2008 and 2009, we recorded deferred tax assets of RMB9 million and RMB23 million (US$3 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2008 and 2009, we did not record any valuation allowances to reduce our deferred tax assets, as we believed that our deferred tax asset amounts were more likely than not to be realized based on our estimate of future taxable income.
Allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. We provide a general provision for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectibility of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility. As of the end of December 31, 2008 and 2009, the allowance for doubtful accounts was RMB12 thousand and RMB3.6 million (US$0.5 million), respectively.
Results of Operations
The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2007		2008		2009
	RMB		RMB		RMB	US$
	(in thousands)%		(in thousands)%		(in thousands)	(in thousands)%
Revenues:
Hotel reservation	676,511	56	763,727	52	955,824	140,029	48
Air ticketing	503,453	42	659,398	44	888,011	130,094	45
Packaged-tour(1)	71,496	6	109,245	7	177,299	25,975	9
Others	35,818	3	55,969	4	101,428	14,859	5
Total revenues	1,287,278	107	1,588,339	107	2,122,562	310,957	107
Less: Business tax and related surcharges	(88,167)	(7)	(106,335)	(7)	(134,555)	(19,712)	(7)
Net revenues	1,199,111	100	1,482,004	100	1,988,007	291,245	100
Cost of revenues	(236,226)	(20)	(326,610)	(22)	(450,603)	(66,014)	(23)
Gross profit	962,885	80	1,155,394	78	1,537,404	225,231	77
Operating expenses:
Product development(2)	(177,302)	(15)	(235,800)	(16)	(308,452)	(45,188)	(16)
Sales and marketing(2)	(243,314)	(20)	(286,693)	(19)	(345,289)	(50,585)	(17)
General and administrative(2)	(137,944)	(12)	(171,694)	(12)	(196,297)	(28,758)	(10)
Total operating expenses	(558,560)	(47)	(694,187)	(47)	(850,038)	(124,531)	(43)
Income from operations	404,325	34	461,207	31	687,366	100,700	35
Interest income	16,704	1	31,100	2	17,393	2,548	1
Other income	35,297	3	54,945	4	60,801	8,907	3
Income before income tax expense and equity in income	456,326	38	547,252	37	765,560	112,155	39
Income tax expense	(58,006)	(5)	(102,914)	(7)	(131,658)	(19,288)	(7)
Equity in income of affiliates	—	—	—	—	32,869	4,816	2
Net Income	398,320	33	444,338	30	666,771	97,683	34
Less: Net loss / (income) attributable to noncontrolling interests	4	—	(230)	—	(7,797)	(1,143)	—
Net income attributable to Ctrip’s shareholders	398,324	33	444,108	30	658,974	96,540	33

(1)	Certain of our packaged-tour revenues were booked on a gross basis. See “— Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”

(2)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2007		2008		2009
	RMB		RMB		RMB	US$
	(in thousands)%		(in thousands)%		(in thousands)	(in thousands)%

Product development	(22,708)	(2)	(32,666)	(2)	(33,863)	(4,961)	(2)
Sales and marketing	(13,649)	(1)	(18,816)	(1)	(18,864)	(2,764)	(1)
General and administrative	(50,557)	(4)	(77,035)	(5)	(77,802)	(11,398)	(4)
Any discrepancies in the above table between the amounts/percentages identified as total amounts/percentages and the sum of the amounts/percentages listed therein are due to rounding.
2009 compared to 2008
Revenues
Total revenues were RMB2.1 billion (US$311 million) in 2009, an increase of 34% over RMB1.6 billion in 2008. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets sold in 2009.
Hotel Reservation. Revenues from our hotel reservation business increased by 25% to RMB956 million (US$140 million) in 2009 from RMB764 million in 2008, primarily as a result of the continued rapid growth in our hotel room nights sales volume, which was partially offset by a decrease in the average commission per room night in 2009. The total number of hotel room nights sold in 2009 increased by 33% from 2008.
Air-Ticketing. Revenues from our air-ticketing business increased by 35% to RMB888 million (US$130 million) in 2009 from RMB659 million in 2008, primarily due to strong growth of air tickets sales volume as we continued to significantly expand our air ticketing capabilities, which was partially offset by a decrease in the average commission per airline ticket sold in 2009. The total number of air tickets sold in 2009 increased by 39% from 2008.
Packaged-tour. Packaged-tour revenues increased by 62% to RMB177 million (US$26 million) in 2009 from RMB109 million in 2008, primarily due to the continued growth of our packaged-tour business product and service offerings.
Other businesses. Revenues from other businesses increased by 81% to RMB101 million (US$15 million) in 2009 from RMB56 million in 2008, primarily due to the consolidation of the results of operations of Software Hotel Information since late 2008 and the increased sales of aviation casualty insurance and advertising services.
Business tax and related surcharges
Our business tax and related surcharges increased by 27% to RMB135 million (US$20 million) in 2009 from RMB106 million in 2008 as a result of the increases in revenues in all of our business lines.
Cost of Revenues
Cost of revenues in 2009 increased by 38% to RMB451 million (US$66 million) from RMB327 million in 2008. This increase was primarily attributable to increased costs associated with the rapid growth of air-ticketing and packaged-tour businesses and the expansion of our hotel reservation business. Additionally, our customer service personnel increased to approximately 5,700 in 2009 from approximately 5,000 in 2008.
Operating Expenses
Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development. Product development expenses increased by 31% to RMB308 million (US$45 million) in 2009 from RMB236 million in 2008, primarily due to an increase in product development personnel to approximately 2,200 employees in 2009 from approximately 2,000 employees in 2008 as we expanded our air ticketing and packaged-tour businesses.
Sales and Marketing. Sales and marketing expenses increased by 20% to RMB345 million (US$51 million) in 2009 from RMB287 million in 2008, primarily attributable to the increase in advertisement expenses, marketing and promotion expenses, salary and benefit expenses of our sales and marketing personnel in 2009.
General and Administrative. General and administrative expenses increased by 14% to RMB196 million (US$29 million) in 2009 from RMB172 million in 2008, primarily due to the increase in general and administrative personnel compensation expenses.
Equity in income of affiliates
Equity in income of affiliates of RMB33 million (US$5 million) in 2009 represents proportional equity pick-up of the investment in Home Inns’ results of operations.
Interest Income
Interest income decreased by 44% to RMB17 million (US$3 million) in 2009 from RMB31 million in 2008 due to the significant decrease in interest rates.
Other Income
Other income increased by 11% to RMB61 million (US$9 million) in 2009 from RMB55 million in 2008, primarily due to increases in subsidy income.
Income Tax Expense
Income tax expense was RMB132 million (US$19 million) in 2009, an increase of 28% over RMB103 million in 2008, primarily due to the increase in our taxable income, which was offset by the decrease in our effective income tax rate in 2009. Our effective income tax rate in 2009 was 17%, as compared to 19% in 2008, primarily due to a decrease in the amount of non tax-deductible share-based compensation charges as a percentage to our income as a whole.
2008 compared to 2007
Revenues
Total revenues were RMB1.6 billion in 2008, an increase of 23% over RMB1.3 billion in 2007. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets sold in 2008.
Hotel Reservation. Revenues from our hotel reservation business increased by 13% to RMB764 million in 2008 from RMB677 million in 2007, primarily as a result of the continued rapid growth in our hotel room nights sales volume. The total number of hotel room nights sold in 2008 increased by 14% from 2007. In 2008, the average commission per room night remained substantially unchanged as compared with that in 2007.
Air-Ticketing. Revenues from our air-ticketing business increased by 31% to RMB659 million in 2008 from RMB503 million in 2007, primarily due to strong growth of air tickets sales volume as we continued to significantly expand our air ticketing capabilities, which was partially offset by a decrease in average commission per airline ticket sold in 2008 from 2007. The total number of air tickets sold in 2008 increased by 41% from 2007.
Packaged-tour. Packaged-tour revenues increased by 53% to RMB109 million in 2008 from RMB71 million in 2007, as we continued growing our packaged-tour business product and service offerings.
Other businesses. Revenues from other businesses increased by 56% to RMB56 million in 2008 from RMB36 million in 2007, primarily due to increased sales of air-ticket insurance and advertising services.

Business tax and related surcharges
Our business tax and related surcharges increased by 21% to RMB106 million in 2008 from RMB88 million in 2007 as a result of increased revenues in all of our business lines.
Cost of Revenues
Cost of revenues in 2008 increased by 38% to RMB327 million from RMB236 million in 2007. This increase was primarily attributable to increased costs associated with our rapidly growing air-ticketing and packaged-tour businesses and, to a less extent, the expansion of our hotel reservation business. Additionally, our customer service personnel increased to 5,000 in 2008 from 3,700 in 2007.
Operating Expenses
Product Development. Product development expenses increased by 33% to RMB236 million in 2008 from RMB177 million in 2007, primarily due to an increase in product development personnel to approximately 2,000 employees in 2008 from approximately 1,500 employees in 2007 as we expanded our air ticketing and packaged-tour businesses and an increase in share-based compensation expenses from 2007 to 2008.
Sales and Marketing. Sales and marketing expenses increased by 18% to RMB287 million in 2008 from RMB243 million in 2007, primarily attributable to the increased salary and benefit expenses as we increased our sales and marketing staff to approximately 1,450 employees in 2008 from approximately 1,200 employees in 2007, an increase in advertisement expenses and marketing and promotion expenses, as well as an increase in share-based compensation expenses from 2007 to 2008.
General and Administrative. General and administrative expenses increased by 24% to RMB172 million in 2008 from RMB138 million in 2007, primarily due to an increase in share-based compensation expenses and an increase in general and administrative personnel to 600 in 2008 from 500 in 2007.
Interest Income
Interest income increased by 86% to RMB31 million in 2008 from RMB17 million in 2007 due to the increased cash generated from operations.
Other Income
Other income increased by 56% to RMB55 million in 2008 from RMB35 million in 2007, primarily due to increases in foreign exchange gains and subsidy income.
Income Tax Expense
Income tax expense was RMB103 million in 2008, an increase of 77% over RMB58 million in 2007, primarily due to the increase of our taxable income as well as the increase in our effective income tax rate in 2008. Our effective income tax rate in 2008 was 19%, as compared to 13% in 2007, primarily due to changes in the preferential tax treatment that we received under the EIT Law.

B. Liquidity and Capital Resources
Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US $
	(in thousands)
Net cash provided by operating activities	485,581	590,879	1,027,588	150,543
Net cash used in investing activities	(269,583)	(498,727)	(762,367)	(111,687)
Net cash (used in)/provided by financing activities	16,367	(72,088)	96,858	14,190
Net increase in cash and cash equivalents	220,025	5,409	364,791	53,442
Cash and cash equivalents at beginning of year	844,393	1,064,418	1,069,827	156,731
Cash and cash equivalents at end of year	1,064,418	1,069,827	1,434,618	210,173
Net cash provided by operating activities was RMB1 billion (US$151 million) in 2009, compared to RMB591 million in 2008 and RMB486 million in 2007, primarily due to the increase in our net income resulting from our increased transaction volume.
Net cash used in investing activities amounted to RMB762 million (US$112 million) in 2009, compared to net cash used in investing activities of RMB499 million in 2008. This increase in 2009 was primarily due to our acquisition of new businesses and investment in Home Inns. Net cash used in investing activities amounted to RMB499 million in 2008, compared to net cash used in investing activities of RMB270 million in 2007. This increase in 2008 from 2007 was primarily due to our investment in Home Inns, acquisition of new business and acquisition of land use rights in connection with the Nantong customer service center, partially offset by a decrease in the cash outflow of short-term investments.
Net cash provided by financing activities amounted to RMB97 million (US$14 million) in 2009, compared to net cash used in financing activities of RMB72 million in 2008 and net cash provided by financing activities of RMB16 million in 2007. Our cash used in financing activities in 2008 primarily related to the dividend that we paid in 2008, and we did not make any dividend payment in 2009. The net cash provided by financing activities in 2009 was due to RMB97 million (US$14 million) we received from employees’ exercise of share options. The change in 2008 from 2007 was primarily due to RMB112 million of dividends paid to our shareholders in 2008, which were offset by the RMB40 million we received from employees’ exercise of share options.
Capital Resources
As of December 31, 2009, our primary source of liquidity was RMB1,435 million (US$210 million) of cash. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.
As of December 31, 2009, our primary capital commitment was RMB139 million (US$20 million) in connection with our Nantong customer service center. The aggregate investment for the Nantong customer service center, including land costs, construction costs and other improvement costs, is expected to be approximately RMB450 million to RMB500 million.
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
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
In connection with our air ticketing business, we are required by the CAAC, International Air Transport Association and local airline companies to pay deposits or to provide other guarantees in order to obtain air tickets. As of December 31, 2009, the amount under these guarantee arrangements was approximately RMB749 million (US$110 million). Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.
F. Tabular Disclosure of Contractual Obligations
The following sets forth our contractual obligations as of December 31, 2009:

	Payments Due by Period
		Less Than 1	1-3	3-5	More Than 5
	Total	Year	Years	Years	Years
	(in RMB thousands)

Operating lease obligations	42,735	23,330	18,003	1,402	—
Purchase obligations	256,699	228,690	26,221	1,788	—
Liabilities incurred for purchasing a subsidiary	28,115	28,115	—	—	—
Liabilities incurred for minority interest in a variable interest entity	1,413	1,413	—	—	—

	328,962	281,548	44,224	3,190
Operating lease obligations for the years 2010, 2011, 2012, 2013 and 2014 are RMB23 million, RMB12 million, RMB6 million, RMB1.2 million and RMB0.2 million, respectively. Rental expenses amounted to approximately RMB25 million, RMB17 million and RMB26 million (US$4 million) for the years ended December 31, 2007, 2008 and 2009, respectively. Rental expense is charged to the statements of income when incurred.
We have outstanding purchase obligations totaling RMB257 million (US$38 million), which are mainly related to the construction of our Nantong customer service center. While the table above indicates our contractual obligations as of December 31, 2009, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.
G. Safe Harbor
This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies;
•	our future business development, results of operations and financial condition;
•	our ability to continue to control costs and maintain profitability; and
•	the expected growth of and change in the travel and online commerce industries in China.

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors described under “Item 3.D. Risk Factors,” including the following risks:
•	the slow-down of economic growth in China and the global economic downturn have adversely affected our business, and may materially and adversely affect our business growth and profitability;
•	general declines or disruptions in the travel industry may materially and adversely affect our business and results of operations;
•	the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;
•
if we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and customers, and our business may be harmed;
•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;
•	our business could suffer if we do not successfully manage current growth and potential future growth;
•
our strategy to acquire or invest in complementary businesses and assets involves significant risks and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations;

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry in Greater China;
•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;
•	our business may be severely disrupted if we lose the services of our key executives;
•	inflation in China and in other countries may disrupt our business and have an adverse effect on our financial condition and results of operations; and
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The names of our current directors and senior management, their ages as of the date of this annual report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	40	Co-founder; Chairman of the Board
Min Fan	45	Co-founder; President; Chief Executive Officer; Executive Director
Jane Jie Sun	41	Chief Financial Officer
Neil Nanpeng Shen(1)	42	Co-founder; Independent Director
Qi Ji	43	Co-founder; Independent Director
Gabriel Li(1)	42	Deputy Chairman of the Board, Independent Director
JP Gan(1) (2)	38	Independent Director
Suyang Zhang(2)	51	Independent Director
Jianmin Zhu	41	Senior Vice President
Tao Yang	34	Senior Vice President
Maohua Sun	38	Senior Vice President
James Lan Tang	42	Vice President
Shaw Xiaoliang Ding	45	Vice President
Cindy Xiaofan Wang	35	Vice President
Yuxiang Zhuang	34	Vice President
Dongjie Guo	43	Vice President
Hao Jiang	36	Vice President

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.
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
Min Fan is one of the co-founders of our company and has served as the chief executive officer of our company since January 2006, as our director since October 2006 and as our president since February 2009. Mr. Fan served as our chief operating officer from November 2004 to January 2006. Prior to that, he served as our executive vice president from 2000 to November 2004. From 1997 to 2000, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan currently serves on the boards and compensation committees of Perfectenergy International, Ltd., China Edu Corporation and Joyu Tourism Operating Group. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.
Jane Jie Sun has served as our chief financial officer since December 2005. Ms. Sun has extensive experience in SEC reporting, finance and accounting. Prior to joining us, Ms. Sun served as the head of the SEC and external reporting division of Applied Materials, Inc., where she worked from 1997 to 2005. Prior to joining Applied Materials, Inc., Ms. Sun worked with KPMG LLP in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a member of the State of California Certified Public Accountants. Ms. Sun received her Bachelor’s degree from the Business School of University of Florida with High Honors. She also attended the undergraduate program at the Beijing University Law School.

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen served as our chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding our company, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is the co-chairman of Home Inns, an independent director of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China, and a non-executive director of E-House (China) Holdings Limited, a leading real estate services company based in China and listed in the New York Stock Exchange, a non-executive director of China Real Estate Information Group, listed on Nasdaq, a non-executive director of Peak Sports, a Hong Kong listed sports apparel company in China, a non-executive director of China Nuokang Bio-Pharmaceutical, listed on Nasdaq as well as an independent director of American Dairy Inc. an NYSE-listed infant milk powder company in China. He was awarded “Economic Figure of the Year” by CCTV in 2006 and was voted as the Top Venture Capitalist in China by Zero2IPO, Forbes Magazine and Global Entrepreneur Magazine. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.
Qi Ji is one of the co-founders of our company. He has served as our director since our inception. Other than performing his duties as a director of our company, Mr. Ji is not involved in our daily operations and business affairs. Mr. Ji is the executive chairman of China Lodging Group, Limited, which is the holding company of Hanting. He was the chief executive officer of Home Inns from 2002 to January 2005. He was the chief executive officer and the president of our company from 1999 to early 2002 consecutively. Prior to founding our company, he served as the chief executive officer of Shanghai Sunflower High-Tech Group which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. He received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.
Gabriel Li has served at different times on our board of directors since 2000. Mr. Li has been deputy chairman of our board since August 2003. Mr. Li is the managing director and investment committee member of Orchid Asia Group Management, a private equity firm focused on investment in China and Asia for over the past 10 years. Prior to Orchid Asia, Mr. Li was a managing director at the Carlyle Group in Hong Kong, overseeing Asian technology investments. From 1997 to 2000, he was at Orchid Asia’s predecessor, where he made numerous investments in China and North Asia. Previously, he was a management consultant at McKinsey & Co in Hong Kong and Los Angeles. Mr. Li is also a director of a number of privately held companies. Mr. Li graduated summa cum laude from the University of California at Berkeley, earned his Master’s degree in Science from the Massachusetts Institute of Technology and his Master’s degree in Business Administration from Stanford Business School.
JP Gan has served as our director since 2002. Mr. Gan is a managing director of Qiming Venture Partners. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong corporation, a Nasdaq-listed wireless Internet company. Prior to joining KongZhong, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at Price Waterhouse in the United States from 1994 to 1997. Mr. Gan is an independent director of Cogo Group, Inc, a Nasdaq-listed company. Mr. Gan obtained his Masters of Business Administration from the University Of Chicago Graduate School of Business and his Bachelor of Business Administration from the University of Iowa. He is a Certified Public Accountant in the United States.
Suyang Zhang has served as our director since November 2004. He previously served as our director from December 1999 to June 2004. Mr. Zhang is currently a vice president of IDG Capital Investment Consultancy (Beijing) Co., Ltd., where he has worked since 1996, and the general manager of Shanghai Pacific Technology Venture Fund Co., Ltd., where he has worked since 1994. Mr. Zhang has led his firms’ investments in a number of high-tech projects in the areas of electronics, telecommunications and software in recent years. He previously served as a division manager of Shanghai Bell, deputy director of Shanghai Telephone Equipment Manufacturing Company, and general manager of Shanghai Vantone Industrial Co. Ltd. He currently serves on the boards of several privately held companies, including Baud Data Communications Co., Ltd. Mr. Zhang holds a Bachelor of Electronics Engineering from Shanghai University and an Executive Masters of Business Administration from China European International Business School.
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

Maohua Sun has served as our senior vice president since December 1, 2009. Ms. Sun joined us in 2000 and has held a number of managerial positions at our company. Prior to joining us, Ms. Sun worked at the Jinjiang Group, a hotel management company in China, from 1994 to 2000. Ms. Sun received her Bachelor’s degree from Shanghai Jiao Tong University.
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
Shaw Xiaoliang Ding has served as our vice president since 2007. Prior to joining us, he was general manager of Beijing Jianguo Hotel, one of the first joint-venture hotels in China, from late 2004 to February 2007. Previously, he was general manager of the marketing division of Beijing Tourism Group, one of the largest tourism enterprises in China, from August 2001 to December 2004. From 1994 to 2001, Mr. Ding held various senior positions at Beijing International Hotel, Hualong International Hotel Management Company and Intel (China) Corporation. Mr. Ding received his Master’s degree from Business School of Rutgers University and his Bachelor’s degree from Beijing Institute of International Politics.
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
Hao Jiang has served as our vice president since July 2009. Mr. Jiang joined us in 1999 and has held a number of managerial positions at our company. Prior to joining us, he served at several software and system integration companies from 1996 to 1999. Previously, Mr. Jiang worked in a scientific research institution. Mr. Jiang received his Bachelor’s degree from Shanghai Jiao Tong University.
B. Compensation
We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$481,901 in 2009. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “—Employee’s Stock Option Plans” for options granted to our directors in 2009.
We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$872,492 in 2009. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2009 aggregate compensation amount. See “—Employee’s Stock Option Plans” for options granted to our executive officers in 2009.
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

As of December 31, 2009, the 2005 Plan, the 2003 Plan and the 2000 Plan have all terminated and there were 1,550,344 options issued and outstanding under the 2005 Plan. Under the 2007 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to awards was 3,000,000 as of the first business day of 2009, with annual increases of 1,000,000 ordinary shares on the first business day of each subsequent calendar year until the termination of the plan. Under the 2007 Plan, 1,837,066 options were issued and outstanding as of December 31, 2009.
On November 17, 2008, our board of directors amended our 2007 Plan. The main substantive amendments relate to the addition of provisions that explicitly allow us to adjust the exercise price per share of an option under the plan.
In February 2009, our board of directors approved to reduce the exercise price of all outstanding unvested options that were granted by us in 2007 and 2008 under our 2007 Plan to the then fair market value of our ordinary shares underlying such options. The then fair market value was based on the closing price of our ADSs traded on the Nasdaq Global Select Market as of February 10, 2009, which was the last trading day prior to the board approval. In addition, our board of directors approved to change the vesting commencement date of these unvested options to February 10, 2009 with a new vesting period. Other terms of the option grants remain unchanged. All option grantees affected by such changes have entered into amendments to their original share option agreements with us.
In December 2009, our board of directors approved to extend the expiration dates of all stock options granted in 2005 and 2006 to eight years after the respective original grant dates of these options.
The following table summarizes, as of December 31, 2009, the outstanding options granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other optionees in the aggregate. The table gives effect to the amendments described above.

	Ordinary Shares
	Underlying Options	Exercise Price
	Granted	(US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	76,667	19.455	January 24, 2005	January 24, 2013
	100,000	26.225	December 9, 2005	December 9, 2013
	16,667	58.39	February 13, 2007	February 13, 2012
	33,333	38.16	February 13, 2007	February 10, 2014
	50,000	38.16	January 7, 2008	February 10, 2014
	20,000	37.56	January 23, 2009	January 23, 2014
	20,000	96.70	September 1, 2009	September 1, 2014
Qi Ji	3,333	77.02	August 13, 2007	August 13, 2012
	6,667	38.16	August 13, 2007	February 10, 2014
Neil Nanpeng Shen	40,000	19.455	January 24, 2005	January 24, 2013
	7,000	58.39	February 13, 2007	February 13, 2012
	14,000	38.16	February 13, 2007	February 10, 2014
Min Fan	100,000	26.225	December 9, 2005	December 9, 2013
	66,667	58.39	February 13, 2007	February 13, 2012
	133,333	38.16	February 13, 2007	February 10, 2014
	250,000	38.16	January 7, 2008	February 10, 2014
	100,000	37.56	January 23, 2009	January 23, 2014
	100,000	96.70	September 1, 2009	September 1, 2014
Jane Jie Sun	50,000	26.225	December 9, 2005	December 9, 2013
	33,333	58.39	February 13, 2007	February 13, 2012
	66,667	38.16	February 13, 2007	February 10, 2014
	150,000	38.16	January 7, 2008	February 10, 2014
	60,000	37.56	January 23, 2009	January 23, 2014
	60,000	96.70	September 1, 2009	September 1, 2014
JP Gan	14,000	38.16	February 13, 2007	February 10, 2014
Suyang Zhang	7,000	58.39	February 13, 2007	February 13, 2012
	14,000	38.16	February 13, 2007	February 10, 2014
Gabriel Li	7,000	58.39	February 13, 2007	February 13, 2012
	14,000	38.16	February 13, 2007	February 10, 2014
Other Employees	1,773,743	From 19.455 to 96.70	From January 24, 2005	From February 13, 2012
			to September 1, 2009	to September 1, 2014
Total	3,387,410

The following paragraphs summarize the principal terms of our 2005 Plan.
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
Transfer Restrictions. Options granted under any of our 2005 Plan may not be transferred in any manner by the optionee other than by will or the laws of succession and are exercisable during the lifetime of the optionee only by the optionee.
Option Exercise. The term of options granted under the 2005 Plan may not exceed ten years from the date of grant. As of the date hereof, under the relevant option agreements, all the options granted to our employees have the expiration term of five years from the date of grant thereof except for stock options granted in 2005 and 2006, the term of which has been extended to eight years from the date of grant. These share options are vested over a period of three years. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option will be determined by the stock option plan administrator and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with our stock option plans, or any combination of the foregoing methods of payment.
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
Termination or Amendment of Plans. The 2005 Plan terminated automatically in 2009.
The following paragraphs summarize the terms of our 2007 Plan, which was amended and restated effective November 17, 2008:
Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the type or types of incentive share awards to be granted and provisions and terms and conditions of each grant and may at their absolute discretion adjust the exercise price of an option grant. The exercise price per share subject to an option may be reduced by the committee or the full board of directors, without shareholder or option holder approval. The types of incentive share awards pursuant to the 2007 Plan include, among other things, an option, a restricted share award, a share appreciation right award and a restricted share unit award.
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
Vesting Schedule. In general, the plan administrator determines, or the stock option agreement specifies, the vesting schedule. One-third of the options granted under our stock option plan vest 24 months after a specified vesting commencement date, an additional one-third vest 36 months after the specified vesting commencement date and the remaining one-third vest 48 months after the specified vesting commencement date, subject to other terms under the option plan.
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
C. Board Practices
In 2009, our directors held meetings or passed resolutions by unanimous written consent thirteen times. No director participated in fewer than 75% of all the meetings of our board and its committees on which he served. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules.
Committees of the Board of Directors
Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relatively to the adequacy of our internal accounting controls.
As of the date of this annual report, our audit committee consists of Messrs. Gan, Li and Shen. All of these directors meet the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The independence definition under Rules 5605 of the Nasdaq Rules is met by Messrs. Gan, Li and Shen. In addition, all the members of our audit committee qualify as “audit committee financial experts” as defined in the relevant Nasdaq Rules. In 2009, our audit committee held meetings or passed resolutions by unanimous written consent five times.
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

As of the date of this annual report, our compensation committee consists of Messrs. Zhang and Gan, both of whom meet the “independence” definition under the Nasdaq Rules. In 2009, our compensation committee held two meetings.
Duties of Directors
Under Cayman Islands law, our directors have a duty of loyalty to act honestly and in good faith in the best interests of our company. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our articles of association govern the way our company is operated and the powers granted to the directors to manage the daily affairs of our company.
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
D. Employees
As of December 31, 2009, we had approximately 10,000 employees, including approximately 600 in management and administration, approximately 5,700 in our customer service centers, approximately 1,500 in sales and marketing, and approximately 2,200 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Guangzhou and Shenzhen, and we have certain on-site sales and marketing staffs in over 45 major cities in China. We consider our relations with our employees to be good.
E. Share Ownership
As of December 31, 2009, 34,054,944 of our ordinary shares were issued and outstanding (excluding the 1,485,172 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). As of the same date, there were 3,387,410 options issued and outstanding under our 2005 Plan and 2007 Plan, which, once vested, are exercisable for the equivalent amount of our ordinary shares. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, taking into account the aggregate number of ordinary shares underlying share options that were outstanding as of, and exercisable within 60 days after, December 31, 2009, by each of our directors and senior management. For information regarding share options granted to our directors and senior executive officers, see “Item 6.B. Compensation.” Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares
	Beneficially Owned(1)
	Number	%(2)
Directors and Senior Management:
James Jianzhang Liang(3)	618,098	1.8%
Min Fan(4)	318,759	*
Neil Nanpeng Shen(5)	171,667	*
Jane Jie Sun(6)	105,556	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%(7)	177,515	*
All directors and officers as a group(8)	1,391,595	4.0%
Principal Shareholders:
Entities affiliated with Lone Spruce, L.P. (9)	4,224,811	12.4%
Credit Suisse(10)	2,511,160	7.4%
Schroeder Investment Management North America Inc.(11)	1,956,044	5.7%
Entities affiliated with Morgan Stanley(12)	1,661,700	4.9%

*	Less than 1% of our total outstanding ordinary shares.

Notes:	(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

	(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 34,054,944, being the number of ordinary shares outstanding as of December 31, 2009, and the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after December 31, 2009.

	(3)	Includes 413,653 ordinary shares held by Mr. Liang and 204,445 ordinary shares that were issuable upon exercise of options exercisable within 60 days after December 31, 2009 held by Mr. Liang.

	(4)	Includes 107,648 ordinary shares held by Perfectpoint International Limited, a British Virgin Islands company owned by Mr. Fan and 211,111 ordinary shares that were issuable upon exercise of options exercisable within 60 days after December 31, 2009 held by Mr. Fan.

	(5)	Includes 120,000 ordinary shares held by Mr. Shen and Smart Master International Limited, a British Virgin Islands company owned by Mr. Shen and 51,667 ordinary shares that were issuable upon exercise of options exercisable within 60 days after December 31, 2009 held by Mr. Shen. Mr. Shen’s business address is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.

	(6)	Includes 105,556 ordinary shares held by Ms. Sun that were issuable upon exercise of options exercisable within 60 days after December 31, 2009.

	(7)	Includes 76,754 ordinary shares and 100,761 ordinary shares that were issuable upon exercise of options exercisable within 60 days after December 31, 2009 held by twelve of our current directors and executive officers, excluding Mr. Dongjie Guo, as a group.

	(8)	Includes 718,055 ordinary shares and 673,540 ordinary shares that were issuable upon exercise of options exercisable within 60 days after December 31, 2009 held by all of our current directors and executive officers, other than Mr. Dongjie Guo, as a group.

	(9)	Includes 4,224,811 ordinary shares held by persons affiliated with Lone Spruce, L.P., which we refer to collectively as Lone Spruce. Information regarding beneficial ownership is reported as of March 3, 2009, based on the information contained in the Schedule 13G filed by Lone Spruce with the SEC on March 13, 2009. Please see the Schedule 13G for information relating to Lone Spruce. The address for Lone Spruce is Two Greenwich Plaza, Greenwich, Connecticut 06830, the United States of America.

	(10)	Information regarding beneficial ownership is reported as of December 31, 2008, based on the information contained in the Schedule 13G filed by Credit Suisse with the SEC on February 18, 2009. Please see the Schedule 13G filed by Credit Suisse on February 18, 2009 for information relating to Credit Suisse. The address of Credit Suisse is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland.

	(11)	Information regarding beneficial ownership is reported as of December 31, 2008, based on the information contained in the Schedule 13G filed by Schroeder Investment Management North America Inc., or Schroeder, with the SEC on February 13, 2009. Please see the Schedule 13G filed by Schroeder on February 13, 2009 for information relating to Schroeder. The address for Schroeder is 875 Third Avenue, 21st Floor, New York, NY 10022, the United States of America.

	(12)	Includes 1,661,700 ordinary shares held by entities affiliated with Morgan Stanley, which we refer to collectively as Morgan Stanley. Information regarding beneficial ownership is reported as of April 1, 2009, based on the information contained in the Schedule 13G filed by Morgan Stanley with the SEC on April 7, 2009. Please see the Schedule 13G for information relating to Morgan Stanley. The address for Morgan Stanley is 1585 Broadway, New York, NY 10036, the United States of America.
As of December 31, 2009, 34,054,944 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of December 31, 2009, 33,995,259 ordinary shares, or 99.8% of our total outstanding ordinary shares, were held by two record shareholders in the United States, including 33,581,606 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Please refer to “Item 6. Share Ownership.”
B. Related Party Transactions
Arrangements with Consolidated Affiliated Chinese Entities
Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. Therefore, we conduct part of our operations in our non-hotel reservation businesses through a series of agreements between our PRC subsidiaries and our affiliated Chinese entities, which hold the licenses and approvals for conducting the air-ticketing, travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our affiliated Chinese entities. As of December 31, 2009, our director, chief executive officer and president, Min Fan, our officers, Jianmin Zhu, Tao Yang and Gangyi Yan and a family member of a senior officer, Fengying Zhang, were the principal record owners of our affiliated Chinese entities. In 2008, Qi Ji, a co-founder, shareholder and director of our company transferred all of his equity interests in Ctrip Commerce, Beijing Ctrip International Travel Agency Co., Ltd., or Beijing Ctrip, and Shanghai Huacheng to Tao Yang.
As of December 31, 2009:
•	Tao Yang and Ctrip Commerce owned 4% and 96%, respectively, of Beijing Ctrip.
•	Tao Yang and Min Fan owned 10.2% and 89.8%, respectively, of Ctrip Commerce.
•	Ctrip Commerce and Tao Yang owned 99.57% and 0.36% of Shanghai Huacheng, respectively.
•	Min Fan and Jianmin Zhu owned 90% and 10%, respectively, of Guangzhou Ctrip International Travel Agency Co., Ltd., or Guangzhou Ctrip, as well as Shenzhen Ctrip.
•
Min Fan and Gangyi Yan owned 89.8% and 8.4%, respectively, of Shanghai Ctrip International Travel Agency Co., Ltd. (formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.), or Shanghai Ctrip.

•	Fengying Zhang owned 100% of the equity interest in Nantong Tongcheng Information Technology Co., Ltd., or Nantong Tongcheng.
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
Exclusive Technical Consulting and Services Agreements. Ctrip Computer Technology and Ctrip Travel Network provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. The initial term of these agreements is ten years. In consideration for our services, our affiliated Chinese entities agree to pay our service fees, which are subject to quarterly adjustment based on their actual operating results. For 2009, our affiliated Chinese entities paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB16 (US$2) to RMB38 (US$6) per ticket and from RMB77 (US$11) to RMB200 (US$29) per person per tour.

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
The following table sets forth, as of December 31, 2009, the amount of each business loan arrangement, the date the loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the business loan, the borrower and the affiliated Chinese entity.

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

*
In 2008, Mr. Tao Yang acquired from Mr. Qi Ji all of his equity interests in Ctrip Commerce, Beijing Ctrip and Shanghai Huacheng. At the same time, Mr. Tao Yang also assumed all of the outstanding business loans of Mr. Qi Ji.

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
Stock Option Grants
Please refer to “Item 6.B. Compensation —Employee’s Stock Option Plans.”
Commissions from Home Inns and its affiliates
As of December 31, 2009, we held approximately 18% stake in Home Inns, one of our hotel suppliers, and have two directors in common with it. Home Inns and its affiliates have entered into agreements with us to provide hotel rooms for our customers. Total commissions from Home Inns and its affiliates amounted to RMB8.9 million, RMB14.8 million and RMB20.9 million (US$3.1 million) for the years ended December 31, 2007, 2008 and 2009, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.
Registration Rights from Home Inns
In May 2009, we entered into a definitive purchase agreement with Home Inns to acquire additional equity interest in Home Inns through a private placement of its ordinary shares for US$50 million in cash. In connection with the private placement, we have obtained certain demand, piggyback and Form F-3 registration rights from Home Inns. Home Inns has agreed to pay all expenses incurred in connection with all eligible registrations. Such registration rights will terminate if we cease to hold 15% of the ordinary shares we purchased or if our registrable securities may be sold pursuant to Rule 144 under the Securities Act.
Commissions from Hanting Xingkong (Shanghai) Hotel Management Co., Ltd. and its affiliates (collectively, “Hanting”)
One of our hotel suppliers, Hanting, has a director in common with our company and a director who is a family member of one of our officers. Hanting has entered into agreements with us to provide hotel rooms for our customers. Total commissions Hanting paid us amounted to RMB5.6 million, RMB7.5 million and RMB9.9 million (US$1.5 million) for the years ended December 31, 2007, 2008 and 2009, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.
Advertisement purchase from Focus Media Holding Limited (“Focus Media”)
One of our advertisement service suppliers, Focus Media, has a director in common with our company. We entered into agreements with affiliates of Focus Media to purchase advertisement service. Total advertisement purchase from Focus Media for the year ended December 31, 2009 is RMB425 thousand (US$62 thousand). We did not purchase any advertisement from Focus Media in 2007 or 2008. The purchase was made in our ordinary course of business on terms substantially similar to those for our unrelated advertisement suppliers.
Certain Leased Property in Shanghai
We lease 1,223 square meters of our premises in Shanghai from a company controlled by a family member of one of our directors. Total rental expenses for the leased property amounted to RMB281 thousand for the year ended December 31, 2007. We did not incur such rental expenses in 2008 or 2009.

Printing expense to Joyu Tourism Operating Group
We entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with our company. Total editing expenses to Joyu Tourism Operating Group amounted to zero, RMB2.2 million and RMB2.2 million (US$316 thousand) for the years ended December 31, 2007, 2008 and 2009, respectively.
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
On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right for each of our ordinary shares outstanding as of the close of business on December 3, 2007. See “Item 10. Additional Information—Memorandum and Articles of Association—Shareholder Rights Plan.”
We have received dividends from our subsidiaries, which have received consulting or other fees from our affiliated Chinese entities. In accordance with current Chinese laws and regulations, our subsidiaries and affiliated entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits for the year determined in accordance with Chinese accounting standards and regulations. Each of our subsidiaries and affiliated entities in China may stop allocations to its general reserve if such reserve has reached 50% of its registered capital. In addition, our subsidiaries in China, including Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Ctrip Information Technology, are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends.

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to the approval of our shareholders. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, potential tax implications and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars.
B. Significant Changes
We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details.
Our ADSs have been listed on the Nasdaq Global Market since December 2003 and the Nasdaq Global Select Market since July 2006. Our ADSs are traded under the symbol “CTRP.”
The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market and the Nasdaq Global Select Market for the periods presented and all prices have been retroactively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 0.25 of an ordinary share effective on January 21, 2010 for all periods presented. The closing price of our ADSs on February 1, 2010 was US$32.47 per ADS.

	Trading Price (US$)
	High	Low
2005	8.34	4.52
2006	16.33	6.96
2007	31.62	13.77
2008	35.45	8.21
First Quarter	31.50	20.02
Second Quarter	35.45	22.68
Third Quarter	27.44	17.13
Fourth Quarter	20.44	8.21
2009	39.30	9.20
First Quarter	15.43	9.20
Second Quarter	23.82	13.20
Third Quarter	30.67	19.46
Fourth Quarter	39.30	26.52

Monthly Highs and Lows

August 2009	27.94	23.37
September 2009	30.67	24.00
October 2009	31.90	26.52
November 2009	36.96	26.60
December 2009	39.30	34.12
January 2010	38.50	30.60
B. Plan of Distribution
Not applicable.

C. Markets
Our ADSs have been listed on the Nasdaq Global Market since December 2003 and on the Nasdaq Global Select Market since July 2006 under the symbol “CTRP.”
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
A quorum required for a meeting of shareholders consists of at least two shareholders holding at least one-third of the outstanding voting shares in our company, present or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate ten percent or more of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and other shareholders meetings.
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
The Rights will expire on November 23, 2017, subject to our right to extend such date and are exercisable upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the voting securities of our company, or (ii) 10 business days following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the voting securities of our company. Upon exercise, all Rights holders except for the potential acquirer will be entitled to acquire our ordinary shares at a discount. We are entitled to redeem the Rights in whole at any time on or before the tenth day following acquisition by a person or group of 20% or more of our voting securities (which for these purposes include ADSs representing ordinary shares).
The Rights were not distributed in response to any specific effort to acquire control of our company.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business for the two years immediately preceding the date of this annual report and other than those described in “Item 4. Information on the Company,” or elsewhere in this annual report on Form 20-F.
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
Cayman Islands Taxation
According to Maples and Calder, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
PRC Taxation
If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% for our foreign ADS holders may be imposed on dividends they receive from us and on gains realized on their sale or other disposition of ADSs. See “Risk factors—Risks Related to Our Corporate Structure—Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Certain U.S. Federal Income Tax Consequences
The following description generally summarizes certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) under present law of ownership in and disposition of the ADSs or ordinary shares. This description is based on the U.S. Treasury regulations issued under the Internal Revenue Code of 1986, as amended, as well as judicial and administrative interpretations available on the date hereof, all of which are subject to change, possibly with retroactive effect. You should note that no rulings have been or are expected to be sought from the U.S. Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and we cannot assure you that the IRS or a court will not taken contrary positions.
The following discussion does not address all U.S. federal income tax consequences applicable to any particular investor or to certain investors who may be subject to special terms (regardless of whether or not such persons constitute U.S. Holders as defined below) such as banks, insurance companies, broker dealers, dealers or traders in securities or commodities, tax-exempt entities, persons liable for alternative minimum tax, U.S. expatriates, regulated investment companies or real estate investment trusts, partnerships (including certain entities treated as partnerships for U.S. federal income tax purposes) or persons holding ADSs or ordinary shares through partnerships (including entities treated as partnerships for U.S. federal income tax purposes), S-corporations, estates and trusts, persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction, investors whose “functional currency” is not the U.S. dollars, holders that actually or constructively own 10% or more (by voting power or value) of all classes of our outstanding capital stock, or persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation. Please note this description does not address (i) alternative minimum tax consequence or (ii) the indirect effects on persons who hold equity interests as a holder.
PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
As used in this section, “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes is,
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial trust decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership. Partnerships holding the ADSs or ordinary shares, and partners in such partnerships, should consult their tax advisors regarding the tax consequences of an investment in the ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the description below under “—Passive Foreign Investment Company,” the amount of any distribution to you with respect to the ADSs or ordinary shares, before deduction for any taxes imposed by the PRC, will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to non-corporate U.S. Holders (including individual U.S. Holders), for taxable years beginning before January 1, 2011, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of an income tax treaty with the United States that the U.S. Treasury has determined satisfactory for purposes of the rules applicable to qualified dividends and that includes an exchange of information program, (2) we are neither a passive foreign investment company, or PFIC, nor treated as such with respect to you (as discussed below) for our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under its Enterprise Income Tax Law, or EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified divided income and dividend by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.”
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
Taxation of a Disposition of ADSs or Ordinary Shares
Subject to description below under “—Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Your tax basis in an ADS or ordinary share will generally be equal to the cost of such ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss recognized on a sale, exchange or other taxable disposition of the ADSs or ordinary shares in your particular circumstances.

Passive Foreign Investment Company
Based on the market price of our ADSs, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2009. A non-U.S. corporation will be a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income; or
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
We must make a separate determination after the close of each year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•
the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed in the preceding paragraph. If you make a valid mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of the year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you were we to be or become a PFIC. You should consult your tax advisors as to the availability and desirability of a mark-to-market election.

Alternatively, if a non-U.S. corporation is a PFIC, a U.S. holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information. Therefore, U.S. Holders should assume that they will not receive such information from us and would not be able to make a qualified electing fund election.
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
Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
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
I. Subsidiary Information
For a list of our subsidiaries, see “Item 4.C. Organizational Structure.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance as of December 31, 2009, a one basis point decrease in interest rates would result in approximately a RMB174,000 decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.
Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while the majority of our revenues are denominated in RMB. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar-denominated assets. From 2009, Ctrip.com International, Ltd., our listed company incorporated in the Cayman Islands, changed its functional currency from RMB to U.S. dollars due to changes in its economic facts and circumstances, including growth in our existing operations outside of mainland China and an active plan to explore overseas markets. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Risk Factors—Risks Related to Doing Business in China— Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.”
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Fees paid by our ADS holders
The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Persons depositing or withdrawing shares must pay:	For:

$0.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
Fees and Payments from the Depositary to Us
From January 1, 2009 to February 3, 2010, we received from the depositary a reimbursement of US$641,589, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
On July 31, 2007, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing one-half (0.5) of an ordinary share.
On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right for each of our ordinary shares outstanding at the close of business on December 3, 2007. See “Item 10. Memorandum and Articles of Association.”
On January 21, 2010, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing one-half (0.5) of an ordinary share to one (1) ADS representing one-fourth (0.25) of an ordinary share.
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
Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2009 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.
PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2009, as stated in its report, which appears on page F-2 of this Form 20-F.
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
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
See “Item 6.C. Board Practices.”
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, financial controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our annual report on Form 20-F for our fiscal year 2003, and posted the code on our investor relations website at ir.ctrip.com. On March 3, 2009, our board of directors approved amendments to our code of ethics. We filed our amended code of business conduct and ethics as Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2008 that was originally filed with the SEC on May 26, 2009. You can also find the amended code of business conduct and ethics on our investor relations website at ir.ctrip.com.
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

	For the Year Ended December 31,
	2008	2009	2009
	RMB	RMB	US$
Audit fees(1)	6,218,715	5,598,939	820,249

(1)
“Audit fees” means the aggregate fees for professional services rendered by our principal external auditors for the interim review of quarterly financial statements and the audit of our annual financial statements in 2008 and 2009.

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
Not applicable.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On July 30, 2008 and September 30, 2008, our board of directors and shareholders respectively approved a share repurchase plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$15 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our capital. Under the plan, Mr. Min Fan and Ms. Jane Jie Sun and any person specifically nominated in writing by either of them for such purpose was authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions, in the their judgment, warrant, in accordance with all applicable requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and on the terms set out in the resolutions of our board of directors approving such share repurchase. As of the date of this annual report on Form 20-F, we have not purchased any of our ADSs under this share repurchase plan.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Pursuant to board approval obtained on November 17, 2008, we amended our 2007 Plan. We believe that some of the amendments are material changes to the then existing plan. Our Cayman Islands counsel has provided a letter to Nasdaq dated November 17, 2008 certifying that under Cayman Islands law, we are not required to obtain shareholders’ approval for amendments to our existing equity incentive plan. Nasdaq has acknowledged the receipt of such letter and our home country practice with respect to approval for amendments to our equity incentive plan.
Other than the home country practices described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq Rules.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements for Ctrip.com International, Ltd. and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit
Number	Document

1.1
Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003), as amended (amendment incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 17, 2006)

2.1
Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to the prospectus dated January 25, 2010 as part of the Registration Statement on Form F-6 (file no. 333-145167) filed with the Securities and Exchange Commission on August 6, 2007)

Exhibit
Number	Document

2.2
Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.3
Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 23, 2007)

2.4
Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.1
Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) and Exhibit 10.23 from our Registration Statement on Form F-2 (file no. 333-121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2
Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3
Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4
Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5
Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.6
Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7
Translation of Form of Consulting and Services Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.8
Translation of Form of Business Loan Agreement between Ctrip.com (Hong Kong) Limited and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

Exhibit
Number	Document

4.9
Translation of Form of Exclusive Option Agreement among Ctrip.com (Hong Kong) Limited, an Affiliated Chinese Entity of the Registrant and the Shareholder of the Entity, as currently in effect (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.10
Translation of Form of Share Pledge Agreement among Ctrip Computer Technology (Shanghai) Co., Ltd. and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.11
Translation of Form of Operating Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.12
Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13
Translation of Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.14
Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.15
Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.16
Translation of Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 22, 2005)

4.17
Translation of Construction Agreement dated February 13, 2006 between Shanghai No. 1 Construction Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.18
Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.19
Ctrip.com International, Ltd. 2007 Share Incentive Plan, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.20
Summary of key terms of the form revolving credit facility agreement between each of Ctrip Computer Technology (Shanghai) Co., Ltd., Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. and our consolidated affiliated Chinese entity, Shanghai Huacheng Southwest Travel Agency Co., Ltd., and China Merchants Bank, Shanghai Branch (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.21
Purchase Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.22
Registration Rights Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

8.1	Consolidated Entities of the Registrant

Exhibit
Number	Document

11.1
Code of Business Conduct and Ethics of the Registrant, as amended and restated as of March 3, 2009 (incorporated by reference to Exhibit 8.1 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

12.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Maples and Calder

15.2	Consent of Commerce & Finance Law Offices

15.3	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CTRIP.COM INTERNATIONAL, LTD.
By:	/s/ Min Fan
	Name:	Min Fan
	Title:	President and Chief Executive Officer
Date: February 3, 2010

CTRIP.COM INTERNATIONAL, LTD.

11th Floor
PricewaterhouseCoopers Center
2 Corporate Avenue
202 Hu Bin Road, Luwan District
Report of Independent Registered Public Accounting Firm	Shanghai 200021, PRC
Telephone +86 (21) 2323 8888
Facsimile +86 (21) 2323 8800
pwccn.com
To the Board of Directors and Shareholders of Ctrip.com International, Ltd.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. (the “Company”) and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As disclosed in Note 2 to the consolidated financial statements, in 2009 the Company changed the manner in which it accounts for business combinations and noncontrolling interests in consolidated subsidiaries.
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
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
February 3, 2010

CTRIP.COM INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Revenues:
Hotel reservation	676,511,238	763,726,817	955,824,020	140,029,010
Air-ticketing	503,453,383	659,398,301	888,010,580	130,094,285
Packaged-tour	71,495,585	109,244,749	177,298,953	25,974,443
Others	35,818,022	55,968,929	101,428,423	14,859,348

Total revenues	1,287,278,228	1,588,338,796	2,122,561,976	310,957,086

Less: business tax and related surcharges	(88,167,081)	(106,334,164)	(134,555,018)	(19,712,421)

Net revenues	1,199,111,147	1,482,004,632	1,988,006,958	291,244,665

Cost of revenues	(236,226,063)	(326,610,463)	(450,602,773)	(66,013,679)

Gross profit	962,885,084	1,155,394,169	1,537,404,185	225,230,986

Operating expenses:
Product development	(177,301,995)	(235,800,504)	(308,451,348)	(45,188,378)
Sales and marketing	(243,314,529)	(286,693,188)	(345,289,299)	(50,585,168)
General and administrative	(137,943,756)	(171,693,601)	(196,297,316)	(28,757,719)

Total operating expenses	(558,560,280)	(694,187,293)	(850,037,963)	(124,531,265)

Income from operations	404,324,804	461,206,876	687,366,222	100,699,721

Interest income	16,703,553	31,100,097	17,392,472	2,548,011
Other income	35,297,223	54,944,595	60,801,280	8,907,438

Income before income tax expense and equity in income	456,325,580	547,251,568	765,559,974	112,155,170

Income tax expense	(58,005,983)	(102,913,404)	(131,658,085)	(19,288,018)
Equity in income of affiliates	—	—	32,869,419	4,815,397

Net income	398,319,597	444,338,164	666,771,308	97,682,549

Less: Net loss / (income) attributable to noncontrolling interests*	4,013	(230,291)	(7,797,686)	(1,142,368)

Net income attributable to Ctrip’s shareholders	398,323,610	444,107,873	658,973,622	96,540,181

Net income	398,319,597	444,338,164	666,771,308	97,682,549
Other comprehensive income
Foreign currency translation adjustments	(20,321,443)	(41,382,067)	1,652,997	242,165
Unrealized securities holding gains / (losses) (note 7)	—	(17,243,654)	17,243,654	2,526,210

Total Comprehensive income	377,998,154	385,712,443	685,667,959	100,450,924

Less: Comprehensive income attributable to noncontrolling interests*	4,013	(230,291)	(9,390,353)	(1,375,695)

Comprehensive income attributable to Ctrip’s shareholders	378,002,167	385,482,152	676,277,606	99,075,229

Earnings per ordinary share
— Basic	12.10	13.32	19.62	2.87

— Diluted	11.67	12.90	18.69	2.74

Earnings per ADS
— Basic	3.02	3.33	4.90	0.72

— Diluted	2.92	3.23	4.67	0.68

Weighted average ordinary shares outstanding
— Basic shares	32,927,454	33,352,845	33,592,334	33,592,334

— Diluted shares	34,121,390	34,424,549	35,250,335	35,250,335

Share-based compensation included in
Operating expense above is as follows:
Product development	(22,707,705)	(32,666,099)	(33,862,928)	(4,960,947)
Sales and marketing	(13,648,562)	(18,815,878)	(18,864,102)	(2,763,607)
General and administrative	(50,557,618)	(77,035,498)	(77,801,797)	(11,398,028)

*	It reflects implementation of ASC 810 (formerly referred to as SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”)
The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009

	2008	2009	2009
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,069,827,364	1,434,618,382	210,172,781
Restricted cash	6,600,000	113,150,289	16,576,611
Short-term investment	176,585,908	180,183,917	26,397,093
Accounts receivable, net	274,302,454	420,579,005	61,615,172
Due from related parties	3,012,023	2,287,965	335,189
Prepayments and other current assets	92,138,483	132,030,199	19,342,533
Deferred tax assets, current	8,840,772	23,446,059	3,434,867

Total current assets	1,631,307,004	2,306,295,816	337,874,246

Long-term deposits	145,500,002	143,195,191	20,978,214
Land use rights	111,510,231	108,922,018	15,957,166
Property, equipment and software	346,117,083	550,506,595	80,649,672
Investments (note 7)	318,826,459	658,051,285	96,405,058
Goodwill	63,689,736	322,936,838	47,310,514
Intangible assets	24,498,763	66,851,954	9,793,866

Total assets	2,641,449,278	4,156,759,697	608,968,736

LIABILITIES
Current liabilities:
Accounts payable	138,657,593	291,045,743	42,638,442
Due to related parties	249,910	465,082	68,135
Salary and welfare payable	65,590,151	130,539,660	19,124,168
Taxes payable	54,745,686	142,256,695	20,840,724
Advances from customers	187,576,416	276,792,049	40,550,264
Accrued liability for customer reward program	58,046,062	88,254,996	12,929,430
Other payables and accruals	121,171,707	229,187,237	33,576,120

Total current liabilities	626,037,525	1,158,541,462	169,727,283

Deferred tax liabilities, non-current	—	11,509,937	1,686,215
Other long-term payables	812,500	—	—

Total liabilities	626,850,025	1,170,051,399	171,413,498

Commitments and contingencies (note 15)

Shareholders’ equity
Share capital (US$0.01 par value; 100,000,000 shares authorized, 33,468,023 and 34,054,944 share issued and outstanding as of December 31, 2008 and 2009, respectively.)	2,761,259	2,801,334	410,398
Additional paid-in capital	967,687,772	1,219,815,250	178,703,944
Statutory reserves	75,948,298	72,489,182	10,619,725
Accumulated other comprehensive loss (note 7)	(95,046,427)	(77,742,443)	(11,389,333)
Retained earnings	1,060,620,258	1,707,684,596	250,177,207

Total Ctrip’s shareholders’ equity	2,011,971,160	2,925,047,919	428,521,941

Noncontrolling interests*	2,628,093	61,660,379	9,033,297

Total shareholders’ equity	2,014,599,253	2,986,708,298	437,555,238

Total liabilities and shareholders’ equity	2,641,449,278	4,156,759,697	608,968,736

*	It reflects implementation of ASC 810 (formerly referred to as SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”)
The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Ordinary shares				Accumulated
	(US$0.01 par value)		Additional		other		Total Ctrip’s		Total
	Number	Par	paid-in	Statutory	comprehensive	Retained	shareholders’	Noncontrolling	shareholders’
	of shares	Value	capital	reserves	loss	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
					(note 7)

Balance as of December 31, 2006	32,649,753	2,700,889	627,461,168	53,787,911	(16,099,263)	359,846,245	1,027,696,950	672,780	1,028,369,730
Exercise of share option	543,940	41,321	76,961,857	—	—	—	77,003,178	—	77,003,178
Share-based compensation	—	—	86,913,885	—	—	—	86,913,885	—	86,913,885
Appropriations to statutory reserves	—	—	—	7,081,934	—	(7,081,934)	—	—	—
Dividends	—	—	—	—	—	(119,497,083)	(119,497,083)	—	(119,497,083)
Foreign currency translation adjustments	—	—	—	—	(20,321,443)	—	(20,321,443)	—	(20,321,443)
Net income	—	—	—	—	—	398,323,610	398,323,610	(4,013)	398,319,597
Establishment of a new subsidiary	—	—	—	—	—	—	—	490,000	490,000

Balance as of December 31, 2007	33,193,693	2,742,210	791,336,910	60,869,845	(36,420,706)	631,590,838	1,450,119,097	1,158,767	1,451,277,864

Exercise of share option	274,330	19,049	47,833,387	—	—	—	47,852,436	—	47,852,436
Share-based compensation	—	—	128,517,475	—	—	—	128,517,475	—	128,517,475
Appropriations to statutory reserves	—	—	—	15,078,453	—	(15,078,453)	—	—	—
Foreign currency translation adjustments	—	—	—	—	(41,382,067)	—	(41,382,067)	—	(41,382,067)
Unrealized securities holding losses (note 7)	—	—	—	—	(17,243,654)	—	(17,243,654)	—	(17,243,654)
Net income	—	—	—	—	—	444,107,873	444,107,873	230,291	444,338,164
Acquisition of a subsidiary	—	—	—	—	—	—	—	1,239,035	1,239,035

Balance as of December 31, 2008	33,468,023	2,761,259	967,687,772	75,948,298	(95,046,427)	1,060,620,258	2,011,971,160	2,628,093	2,014,599,253

Exercise of share option	586,921	40,075	107,739,657	—	—	—	107,779,732	—	107,779,732
Share-based compensation	—		130,528,827	—	—	—	130,528,827	—	130,528,827
Capitalization of statutory reserves	—	—	15,368,400	(15,368,400)	—	—	—	—	—
Appropriations to statutory reserves	—	—	—	11,909,284	—	(11,909,284)	—	—	—
Foreign currency translation adjustments	—	—	—	—	60,330	—	60,330	1,592,667	1,652,997
Transfer of unrealized securities holding losses on obtaining control in the investee	—	—	—	—	17,243,654	—	17,243,654	—	17,243,654
Net income	—	—	—	—	—	658,973,622	658,973,622	7,797,686	666,771,308
Acquisition of a subsidiary	—	—	—	—	—	—	—	158,479,081	158,479,081
Acquisition of additional stake in a subsidiary	—	—	(1,509,406)	—	—	—	(1,509,406)	(108,347,148)	(109,856,554)

Disposal of a subsidiary	—	—	—	—	—	—	—	(490,000)	(490,000)

Balance as of December 31, 2009	34,054,944	2,801,334	1,219,815,250	72,489,182	(77,742,443)	1,707,684,596	2,925,047,919	61,660,379	2,986,708,298

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	398,319,597	444,338,164	666,771,308	97,682,549
Adjustments to reconcile net income to cash provided by operating activities:
Foreign exchange gain not related to operating expense	—	(16,773,145)	—	—
Share-based compensation	86,913,885	128,517,475	130,528,827	19,122,582
Equity in income of affiliates	—	—	(32,869,417)	(4,815,397)
Provision for doubtful accounts	3,643,214	126,608	3,929,035	575,607
Depreciation of property, equipment and software	24,773,735	35,574,685	45,196,678	6,621,351
Amortization of intangible assets and land use rights	1,505,050	2,625,968	8,135,635	1,191,877
Deferred income tax (benefit) provision	(8,359,616)	2,802,900	(14,343,474)	(2,101,331)
Loss from disposal of property, equipment and software	1,164,610	369,589	461,358	67,589
Others
Changes in current assets and liabilities, net of effect of acquisitions:
Increase in accounts receivable	(137,176,380)	(9,784,687)	(143,175,414)	(20,975,317)
(Increase) Decrease in due from related parties	(1,199,947)	(873,076)	724,058	106,075
Increase in prepayments and other current assets	(18,098,226)	(18,836,059)	(13,532,621)	(1,982,540)
(Increase) Decrease in long-term deposits	(66,918,006)	1,592,988	7,546,116	1,105,512
Increase (Decrease) in accounts payable	79,496,364	(92,578,544)	111,326,932	16,309,488
Increase (Decrease) in due to related parties	(157,218)	—	215,172	31,523
Increase (Decrease) in salary and welfare payable	32,719,032	(2,585,217)	57,185,869	8,377,777
Increase in taxes payable	14,165,757	4,739,538	84,356,470	12,358,293
Increase in advances from customers	58,493,475	83,892,010	51,780,875	7,585,941
Increase in accrued liability for customer reward program	15,092,945	13,386,405	28,529,276	4,179,563
Increase in other payables and accruals	1,202,469	14,343,270	34,821,500	5,101,379

Net cash provided by operating activities	485,580,740	590,878,872	1,027,588,183	150,542,521

Cash flows from investing activities:
Purchase of property, equipment and software	(126,846,348)	(115,372,416)	(175,946,816)	(25,776,354)
Purchase of land use right	—	(48,912,729)	—	—
Cash paid for investments	—	(265,655,797)	(358,215,242)	(52,478,830)
Cash paid for acquisitions, net of cash acquired	—	(32,374,181)	(177,666,916)	(26,028,350)
Purchase of intangible assets	—	(1,000,000)	(2,200,000)	(322,302)
Increase in restricted cash	—	—	(56,971,348)	(8,346,350)
(Increase) Decrease in short-term investment	(142,736,594)	(35,411,814)	9,123,201	1,336,556
Disposal of a subsidiary	—	—	(490,000)	(71,785)

Net cash used in investing activities	(269,582,942)	(498,726,937)	(762,367,121)	(111,687,415)

Cash flows from financing activities:
Proceeds from exercise of share option	88,045,825	40,178,626	96,857,641	14,189,725
Cash received from noncontrolling investors	490,000	—	—	—
Dividends paid	(72,169,155)	(112,266,834)	—	—

Net cash (used in) provided by financing activities	16,366,670	(72,088,208)	96,857,641	14,189,725

Effect of foreign exchange rate changes on cash and cash equivalents	(12,338,794)	(14,654,641)	2,712,315	397,356

Net increase in cash and cash equivalents	220,025,674	5,409,086	364,791,018	53,442,187
Cash and cash equivalents, beginning of year	844,392,604	1,064,418,278	1,069,827,364	156,730,594

Cash and cash equivalents, end of year	1,064,418,278	1,069,827,364	1,434,618,382	210,172,781

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	52,918,146	90,079,204	93,302,980	13,668,964

Supplemental schedule of non-cash investing and financing activities
Accruals related to purchase of property, equipment and software	(26,301,297)	(23,785,033)	(99,836,309)	(14,626,102)
Amounts payable for acquisitions	—	(42,600,000)	(17,614,780)	(2,580,580)
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
Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant transactions and balances between the Company, its subsidiaries and certain VIEs have been eliminated upon consolidation.
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
The Company follows the guidance relating to the consolidation of Variable Interest Entities (VIEs), which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Accordingly, the financial statements of the following VIEs are consolidated into the Company’s financial statements since July 1, 2003 or their respective date of establishment/acquisition, whichever is later:

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

The Company has voting control over the above VIEs based on the irrevocable powers of attorney and other related agreements between the Company and the principal shareholders of the VIEs, which consist of four senior officers and a family member of a senior officer of the Company. Such officers and a family member of a senior officer collectively own a 100% equity interest in all of the VIEs except for Shanghai Huacheng and Shanghai Ctrip which are 0.1%and 1.8% owned by third parties, respectively.
Variable interest entities
As of December 31, 2009, the Company conducts a part of its operations through a series of agreements with certain VIEs as stated in above. These VIEs are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the PRC where foreign ownership is restricted.
Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce as of December 31, 2009 was RMB10,000,000.
Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce and a senior officer of the Company collectively hold 99.9% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng as of December 31, 2009 was RMB70,000,000.
Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A senior officer of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip as of December 31, 2009 was RMB40,000,000.
Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip as of December 31, 2009 was RMB3,000,000.
Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Two senior officers of the Company collectively control 98.2 % of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip as of December 31, 2009 was RMB5,000,000.
Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip as of December 31, 2009 was RMB2,500,000.
Nantong Tongcheng is a domestic company incorporated in Nantong, the PRC. Nantong Tongcheng was established in April 2007. Nantong Tongcheng holds a value-added telecommunications business license. A family member of senior officer holds 100% of the equity interest in Nantong Tongcheng. The registered capital of Nantong Tongcheng as of December 31, 2009 was RMB10,000,000.
The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any direct ownership interest in these VIEs.
As of December 31, 2009, the Company has various agreements with its consolidated VIEs, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.
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
Business Loan Agreement: Loans were granted to certain directors and officers with the sole and exclusive purpose of providing funds necessary for the capitalization and acquisition of the VIEs. If Chinese government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising, or Internet content provision business in the PRC, as applicable, the Company will exercise its exclusive option to purchase all outstanding equity interest of the VIEs and the Business Loan Agreements will be cancelled.
Foreign currencies
The Group’s reporting currency is the Renminbi (“RMB”). The Company’s subsidiaries and VIEs, with an exception of the subsidiaries Ctrip.com (Hong Kong) Limited, C-Travel International Limited (“C-Travel”), Starway Hotels (Hong Kong) Limited (“Starway Hong Kong”) and ezTravel Co., Ltd. (“ezTravel”), use RMB as their functional currency. The Company’s subsidiaries Ctrip.com (Hong Kong) Limited and Starway Hong Kong operate primarily using the Hong Kong dollar (“HK$”), C-Travel operates primarily using the United States dollars (“US$”), and ezTravel operates primarily using the Taiwan dollar (“NT$”) and therefore, the HK$, US$ and NT$ have been determined to be the functional currency for the subsidiaries, respectively. From 2009, Ctrip.com International, Ltd., our listed company incorporated in Cayman Islands, changed its functional currency from RMB to US$ due to changes in its economic facts and circumstances, including growth in existing operations outside of mainland China and an active plan to explore overseas markets. The impact of such change is immaterial to the financial results of the Group for the year ended December 31, 2009.
Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People’s Bank of China (the “PBOC”), The Hong Kong and Shanghai Banking Corporation Limited (the “HSBC”) or major Taiwan banks, prevailing or averaged at the dates of the transaction for PRC and Hong Kong subsidiaries and ezTravel respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates quoted by the PBOC, HSBC or banks located in Taiwan at the balance sheet dates. All such exchange gains and losses are included in the statements of income.
Assets and liabilities of the group companies are translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The exchange differences for the translation of group companies with non-RMB functional currency into the RMB functional currency are included in foreign currency translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements.
Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8259, on December 31, 2009, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2009, or at any other rate.
Stock Split
On July 12, 2007, the Company announced a change in the ratio of its ADSs to ordinary shares from one ADS representing one ordinary share to two ADSs representing one ordinary share, effective on July 31, 2007. For Ctrip’s ADS holders, this ratio change had the same effect as a two-for-one ADS split.
On January 8, 2010, the Company announced a change in the ratio of its ADSs to ordinary shares from two ADS representing one ordinary share to four ADSs representing one ordinary share, effective on January 21, 2010. For Ctrip’s ADS holders, this ratio change had the same effect as a two-for-one ADS split.
All shares and per share amount in this consolidated financial statements and related notes have been retroactively adjusted to reflect the change in ratio for all years presented.

Cash and cash equivalents
Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less.
Restricted cash
Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash is substantially cash balance on deposit required by its business partners.
Short-term investment
Short-term investment represents bank certificates of deposit placed with banks or other financial institutions with original maturities from the date of purchase of more than three months.
Land use rights
Land use rights represent the prepayments for usage of the parcels of land where the office buildings are located, are recorded at cost, and are amortized over their respective lease periods (usually over 40 to 50 years).
Property, equipment and software
Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	20-30 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	3-5 years
Furniture and fixtures	3-8 years
Software	3-5 years
Construction in progress is stated at cost. Construction in progress refers to costs associated with the Nantong customer service center before the buildings are put into service. All direct costs related to the new buildings are capitalized as construction in progress until it is substantially completed and available for use.
Investments
The Company applies equity method in accounting for our investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. Cost method is used for investments over which the company does not have the ability to exercise significant influence. On May 21, 2009, the Company acquired additional equity interest in Home Inns & Hotels Management Inc. (“Home Inns”), resulting in the Company possessing the ability to exercise significant influence and meeting requirement to apply equity method of accounting (see footnote 7). Under this method, the Company’s share of the post-acquisition profits or losses of an affiliated entity is recognized in the consolidated statements of income. Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in the affiliated entity equals or exceeds its interest in the affiliated entity, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated entity.
The Company classifies its investments in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available for sale” and reported at fair value. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.
Fair value measurement
The Company adopted Accounting Standard Codification (“ASC”) 820 “Fair value measurements and disclosures” on January 1, 2008. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The guidance outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under GAAP, certain assets and liabilities must be measured at fair value, and the guidance details the disclosures that are required for items measured at fair value.
The available-for-sale investments must be measured at fair value. The Company does not have any financial liabilities which must be measured at fair value on a recurring basis. We measure our financial assets using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:
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
Business combinations and noncontrolling interests
U.S. GAAP requires that all business combinations be accounted for under the purchase method. From January 1, 2009, the group adopted ASC805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
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
From January 1, 2009, following the adoption of ASC810 ( formerly referred to as SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”), the Company also renamed the minority interests to noncontrolling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in equity. The Company has applied the presentation and disclosure requirements retrospectively for all period presented.

Acquisitions
ezTravel
To develop and expand overseas business, in 2006, our wholly-owned subsidiary C-Travel, a Cayman Island company, made a minority investment in ezTravel, an online travel service provider in Taiwan that offers packaged tours as well as hotel and air tickets reservation services. In 2009, the Company consolidated ezTravel’s financial statements as it had a controlling financial interest of ezTravel since then. The financial results of ezTravel were not significant for the Group for the year ended December 31, 2009.
Purchase Price Allocation
Under business combination accounting rules, the total purchase price was allocated to ezTravel’s net tangible and identifiable intangible assets based on their estimated fair values as set forth below. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of previously held equity interest in ezTravel over (ii) the fair value of the identifiable net assets of ezTravel is recorded as goodwill. The Company makes estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management’s experience with similar assets and liabilities. The final purchase price allocation results as of the acquisition date were set out below:

Fair Value
RMB

Cash and cash equivalents	72,580,989
Restricted cash	45,727,507
Short-term investment	7,285,023
Accounts receivable	5,208,390
Prepayments and other current assets	14,584,018
Deferred tax assets	177,030

Current assets	145,562,957

Intangible assets	45,700,613
Property, equipment and software	2,752,425
Long-term deposits	5,241,305
Other long-term assets	50,039

Non current assets	53,744,382

Accounts payable	(39,204,510)
Salary and welfare payable	(7,763,640)
Taxes payable	(3,154,539)
Advances from customers	(32,844,573)
Deferred tax liabilities	(11,425,153)
Other payables and accruals	(4,214,892)

Current liabilities	(98,607,307)

Fair value of net assets of ezTravel (a)	100,700,032

Cumulative considerations (b)	191,468,053

Noncontrolling interest at fair value (c)	158,479,081

Goodwill (b + c – a)	249,247,102

Goodwill primarily represents the expected synergies from combining operations of the Company and ezTravel, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.
The fair value of noncontrolling interest has been determined with regards to the prices in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.

In performing the purchase price allocation, the Company considered the analyses of historical financial performance and estimates of future performance of ezTravel’s business. The fair value of intangible assets was measured by income approach and major components of intangible assets associated with the ezTravel acquisition were set out below:

	Fair value	Useful lives
	RMB

Customer list	5,055,378	3 years
Trademark	40,645,235	Indefinite

	45,700,613

Customer list has been identified as an intangible asset as ezTravel has approximately 500 thousand registered users on its website, on which they could book air tickets, hotel rooms and tour packages. The amortization period of 3 years was based on the estimated useful life of the customer list.
Trademark represents the trademark, ezTravel, which was registered in 1999 with duration of 15 years and can be renewed with minimal costs; and domain name, which is updated every two years. The trademark is an intangible asset that relates to the name recognition of a company and its products or services. Trademark is increasingly a focus of corporate value for an entity as stronger, well-known names typically command premium pricing and generate excess earnings. The useful life of the trademark is indefinite.
China Software Hotel Information System Co., Ltd (“Software Hotel Information”)
In July 2008, the Company reached agreement to purchase 90% equity of Software Hotel Information, a leading hotel management system provider in China, to support the Group’s hotel services and develop and expand its travel related business. Total purchase price for this acquisition amounted to RMB80 million, with up to RMB10 million in additional contingent consideration. In April 2009, RMB90 million was agreed and determined as the final purchase price of this acquisition. The financial results of Software Hotel Information were not significant for the Group for the year ended December 31, 2009.
The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill by 48 million as at December 31, 2008, and further increased to 58 million in April 2009 according to the final purchase price.
There is only one reporting unit in the Group. The goodwill arose from the acquisitions discussed above have been allocated to this reporting unit. None of the goodwill acquired is expected to be deductible for income tax purposes.
Goodwill and other intangible assets
US GAAP requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. Goodwill is not amortized, but impairment test is performed at least annually.
Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of a cross-border travel agency license, non-compete agreements, technology patent and customer list as of December 31, 2009. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to eight years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include a trade mark, a golf membership certificate and a domain name as of December 31, 2009. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.
The Company reviews goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews goodwill and intangibles with indefinite lives annually for impairment. No impairment on goodwill and other intangible assets was recognized for the years ended December 31, 2007, 2008 and 2009.
Impairment of long-lived assets
Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the Group recognizes impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value.
No impairment of long-lived assets was recognized for the years ended December 31, 2007, 2008, and 2009.

Financial instruments
Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, due from related parties, accounts payable, due to related parties, advances from customers and other payables. As of December 31, 2008 and 2009, their carrying values approximated their fair values because of their generally short maturities.
Accrued liability for customer reward program
The Group’s customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2008, and 2009, the Group’s accrued liability for its customer reward program amounted to RMB58,046,062 and RMB88,254,996, respectively, based on the estimated liabilities under the customer reward program.
Revenue recognition
The Group conducts its principal businesses primarily through Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”), Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Travel Information”), and Ctrip Travel Network Technology (Shanghai) Co., Ltd. (“Ctrip Travel Network”). Some of the operations of Ctrip Computer Technology and Ctrip Travel Network are conducted through a series of services and other agreements with the VIEs.
Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and other PRC subsidiaries and VIEs are subject to business tax and related surcharges on the services provided in the PRC. In the statements of income, business tax and related surcharges are deducted from revenues to arrive at net revenues.
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
Air-ticketing services
The Group receives commissions from travel suppliers for air-ticketing services through the Group’s transaction and service platform under various services agreements. Commissions from air-ticketing services rendered are recognized after air tickets are issued. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not assume inventory risks and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled airline ticket reservations is minimal in the past.
Packaged-tour
The Group receives referral fees from travel product providers for packaged-tour products and services through the Group’s transaction and service platform. Referral fees are recognized as commissions on a net basis after the packaged-tour service are rendered and collections are reasonably assured.
Shanghai Ctrip, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip and Chengdu Ctrip conduct domestic and cross-border travel tour services. Revenues, mainly referral fees, are recognized as commissions on a net basis after the services are rendered. In cases where these entities undertake the majority of the business risks and acts as principal related to the travel tour services provided, revenues are recognized at gross amounts received from customers after the services are rendered. Loss due to obligations from cancelled travel services of such principal arrangement is minimal in the past.
Other businesses
Other businesses comprise primarily of Internet-related advertising services, the sale of Property Management System (“PMS”), and related maintenance service, the sale of insurance, air-ticket delivery services and the sale of travel guidebooks and VIP membership cards.

Shanghai Ctrip Commerce receives advertising revenues, which principally represent the sale of banners or sponsorship on the website from customers. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided.
Software Hotel Information conducts sale of PMS and related maintenance service. The sale of PMS is recognized upon customer acceptance. Maintenance service is recognized ratably over the term of the maintenance contract on a straight-line basis.
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

	2007	2008	2009
	RMB	RMB	RMB
Balance at beginning of year	8,469	3,002,114	12,388
Provision for doubtful accounts	3,643,214	126,608	3,929,035
Write-offs	(649,569)	(3,116,334)	(311,411)

Balance at end of period of year	3,002,114	12,388	3,630,012

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
Product development
Product development expenses include expenses incurred by the Group to develop the Group’s travel supplier networks as well as to maintain, monitor and manage the Group’s transaction and service platform. The Group recognizes website and software development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software — internal use software” respectively. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software for internal use and websites content.
Sales and marketing
Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to RMB35,658,739, RMB49,033,162 and RMB56,007,644 for the years ended December 31, 2007, 2008 and 2009 respectively, were charged to the statements of income as incurred.
Share-based compensation
The Company has followed ASC 718 “Stock Compensation” since January 1, 2006, using the modified prospective approach. In accordance with the guidance, all grants of stock options are recognized in the financial statements based on their grant date fair values. The valuation provisions of the statement apply to new awards, to awards granted to employees before the adoption whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. The Company has applied the provisions of ASC 718-10—S99 regarding the use of the simplified method in developing estimates of the expected lives of share options. We will continue to use the simplified method until we have the historical data necessary to provide reasonable estimates of expected lives for certain options granted after 2008.
ASC718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Under ASC718, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, for options granted before 2008 which the Company has historical data of and believes are representative of future behavior. For options granted since 2008, the Company used simplified method to estimate its expected life, as there are no historical data for options which follow four year vesting period (all options granted before 2008 had three year vesting period). Expected dividend yield is determined in view of the Company’s historical dividend payout rate and future business plan. The Company estimates expected volatility at the date of grant based on historical volatilities. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.
According to ASC718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.
Share option plans
On April 15, 2003, the Company adopted a 2003 share option plan that provides for the issuance of up to 1,187,510 ordinary shares (“2003 Option Plan”). Under this share option plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries to take up share options to subscribe for shares. These share options are vested over a period of 3 years. As of December 31, 2009, no option was outstanding under the 2003 Option Plan.
On November 5, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2009, 1,550,344 options were outstanding under the 2005 Option Plan.
On October 17, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years. As of December 31, 2009, 1,837,066 options were outstanding under the 2007 Incentive Plan.
Option modification
In February 2009, our Board of Directors approved an option modification to reduce the exercise price of all outstanding unvested options that were granted by the Company in 2007 and 2008 to the then fair market value of ordinary shares underlying such options with a new vesting period ranging from three years to four years. The then fair market value was based on the closing price of our ADSs traded on the Nasdaq as of February 10, 2009, which was the last trading day prior to the board approval. Other terms of the option grants remain unchanged. Total options modified amount to 1.6 million. All eligible option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. The Company expects to take a modification charge for the incremental compensation cost of approximately US$15 million over the remaining vesting periods of three years to four years of the modified options.
In December 2009, our Board of Directors approved an option modification to extend the expiration dates of all stock options granted in 2005 and 2006 to eight years after the respective original grant dates of these options. Other terms of the option grants remain unchanged. Total options modified amount to 0.6 million, which were fully vested. The Company had taken a modification charge for the incremental compensation cost of US$2.6 million in 2009, the period in which the modification occurred.

A summary of option activity under the share option plans
The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

				Weighted
				Average
		Weighted		Remaining	Aggregate
	Number of	Average		Contractual Life	Intrinsic
	Shares	Exercise Price		(Years)	Value
Outstanding at December 31, 2006	1,959,950	22.83
Granted	1,054,900	60.30
Exercised	(543,940)	18.65
Forfeited	(56,161)	43.37

Outstanding at December 31, 2007	2,414,749	39.66

Granted	1,009,900	106.13
Exercised	(274,330)	25.13
Forfeited	(52,030)	79.73

Outstanding at December 31, 2008	3,098,289	61.94

Granted	947,366	59.94
Exercised	(586,921)	26.89
Forfeited	(66,562)	47.66
Expired	(4,762)	63.00
Outstanding at December 31, 2009	3,387,410	43.84	*	3.97	338,334,777

Vested and expect to vest at December 31, 2009	3,183,046	43.68		3.95	318,419,626

Exercisable at December 31, 2009	832,870	36.52		3.32	89,280,393

*	It includes the impact of option modification in February 2009.
The Company’s current practice is to issue new shares to satisfy share option exercises.
The expected-to-vest options are the result of applying the pre-vesting forfeiture rate assumptions of 8% to total unvested options.
The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$143.72 as of December 31, 2009 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2009.
The total intrinsic value of options exercised during the year ended December 31, 2007, 2008 and 2009 were US$33 million US$19 million and US$46 million, respectively.
The following table summarizes information related to outstanding and exercisable options as of December 31, 2009 (in US$, except shares):

	Outstanding			Exercisable
			Weighted-average			Weighted-average
Range of			Remaining			Remaining
Exercise Prices	Number of	Weighted-Average	Contractual	Number of	Weighted-Average	Contractual
(US$/Share)	shares	Exercise Price	Life (Years)	Shares	Exercise Price	Life (Years)
$17.00-$22.99	143,025	19.57	3.11	143,025	19.57	3.11
$23.00-$34.99	378,294	26.30	3.94	378,294	26.30	3.94
$35.00-$44.99	2,260,356	38.17	4.11	63,516	43.85	4.61
$45.00-$58.99	226,457	58.39	2.12	226,457	58.39	2.12
$59.00-$77.99	21,578	77.02	2.62	21,578	77.02	2.62
$78.00-$96.99	357,700	96.70	4.67	—	—	—

	3,387,410			832,870

The weighted average fair value of options granted during the years ended December 31, 2007, 2008 and 2009 was US$18.30, US$40.25 and US$25.34 per share, respectively.

As of December 31, 2009, there was US$56 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.9 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. For the year ended December 31, 2009, total cash received from the exercise of share options amounted to RMB96,857,641 (approximately US$14 million).
The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the year ended December 31, 2007, 2008 and 2009:

	2007	2008	2009
Risk-free interest rate	4.49% - 4.85%	2.64% - 2.96%	1.16% - 1.89%
Expected life (years)	2.5	4	2.8-4.0
Expected dividend yield	0.45%	0%-0.42%	0%
Volatility	39% - 44%	44% - 46%	51% - 55%
Fair value of options at grant date per share	from US$17.92	from US$33.57	from US$13.80
	to US$21.62	to US$42.82	to US$41.98
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
Effective January 1, 2007, the Company adopted ASC 740-10-25 (formerly FIN 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”). It clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.
As of December 31, 2009, the Company did not record any liability for uncertain tax positions. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2009, the Company did not have any interest and penalties associated with tax positions.
Other income
Other income primarily consists of financial subsidies and foreign exchange gains. Financial subsidies from local PRC government authority were recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received. Components of other income for the year ended December 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
	RMB	RMB	RMB
Financial subsidies	21,174,612	24,185,723	53,951,319
Reimbursement from the depositary	—	—	4,380,180
Foreign exchange gains	16,746,827	30,710,828	849,075
Others	(2,624,216)	48,044	1,620,706

Total	35,297,223	54,944,595	60,801,280

Statutory reserves
The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and Starway Shanghai, the subsidiaries of the Company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2007, 2008, and 2009, appropriations to statutory reserves have been made of RMB7,081,934, RMB15,078,453 and RMB11,909,284, respectively.
Upon approval of the local government, the Company’s PRC subsidiary, Ctrip Travel Information, capitalized its statutory reserve of RMB15,368,400 into share capital in 2009.
Dividends
Dividends are recognized when declared.
PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As the majority of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. Restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB524 million as of December 31, 2009. This amount is composed of share capital and statutory reserves of the Company’s PRC subsidiaries and VIEs described above.
As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2007, 2008 and 2009 were RMB696 million, RMB885 million and RMB1.0 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the discretion of the Company without third party consent, for which the compensatory element of the arrangement is excluded from the accumulated after tax profits.
On October 17, 2006, the Company announced that the shareholders have adopted a resolution to approve the Company’s proposed distribution of 30% of its net income for 2006 to the shareholders of the Company as dividends, subject to determination of the record date by the Company’s Board of Directors. The Board of Directors had also approved such proposed dividend distribution. The Company accrued dividend payable of RMB72,169,155 for the year ended December 31, 2006. On July 6, 2007, the Company distributed the dividends to its shareholders of record as of June 29, 2007, at a divided rate of RMB2.11 (US$0.277), per ordinary share.
On June 15, 2007, the Company announced that the shareholders have adopted a resolution to approve the Company’s proposed distribution of 30% of its net income for 2007 to the shareholders of the Company as dividends, subject to determination of the record date by the Company’s Board of Directors. The Board of Directors had also approved such proposed dividend distribution. The Company accrued dividend payable of RMB119,497,083 for the year ended December 31, 2007. On July 7, 2008, the Company distributed the dividends to its shareholders of record as of June 12, 2008, at a dividend rate of RMB3.38 (US$0.488), per ordinary share. The translation gain arising between December 2007 and July 2008 (date of payment) amount to RMB7,230,249 is included in foreign exchange gain for the year ended December 31, 2008.
Earnings per share
In accordance with “Computation of Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

Segment reporting
The Company operates and manages its business as a single segment. In accordance with “Disclosures about Segment of an Enterprise and Related Information”, the Company’s chief operating decision-maker has been identified as the CEO, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. Since the Company operates in one reportable segment, all financial segment and product information required by this statement can be found in the Consolidated Statements.
The Company primarily generates its revenues from customers in China, and assets of the Company are also located in China. Accordingly, no geographical segments are presented.
Recent accounting pronouncements
On April 9, 2009, the FASB issued ASC320 (formerly referred to as FSP No. 115-2 and FSP 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The ASC320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC320 has no material effect on the Group’s consolidated results of operations and financial condition.
In April 2009, the FASB issued ASC820-10-65-4 (formerly referred to as FSP No. 157-4 “Determining Whether a Market is Not Active and a Transaction Is Not Distressed”), which clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price then an alternative method of pricing can be used, such as a present value technique to estimate fair value. The guidance identifies factors to be considered when determining whether or not a market is inactive, and would be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 and shall be applied prospectively. The adoption of ASC820-10-65-4 has no material effect on the Company’s financial statements.
In April 2009, the FASB issued ASC805-20-35 (formerly referred to as FSP No.FAS 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” ). ASC805-20-35 amends the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC805-20-35 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria and instead carries forward most of the provisions in ASC805 for acquired contingencies. ASC805-20-351 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. We do not expect ASC805-20-35 to have any impact on the Group’s consolidated results of operations and financial condition.
In May 2009, the FASB issued ASC855 (formerly referred to as SFAS No. 165 “Subsequent Events”), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC855 is effective after June 15, 2009. The adoption of ASC855 has no material effect on the Group’s consolidated results of operations and financial condition.
In June 2009, FASB issued ASC 105 (formerly referred to as SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective for our reporting period ending on September 30, 2009. Beginning with the third fiscal quarter of 2009, our references made to U.S. GAAP use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing U.S. GAAP, we do not expect ASC 105 to have any impact on the Group’s consolidated results of operations and financial condition.
In June 2009, the FASB issued ASC860 (formerly referred to as SFAS No.166 “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No.140,”). ASC860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. we do not expect ASC860 to have any impact on the Group’s consolidated results of operations and financial condition.

In June 2009, the FASB issued amendments to various sections of ASC 810 (formerly referred to as SFAS No. 167 “Amendments to FASB Interpretation No. 46(R),” which amends FASB Interpretation No. 46 (revised December 2003)) to address the elimination of the concept of a qualifying special purpose entity. Such amendments to ASC 810 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, such amendments to ASC 810 provides more timely and useful information about an enterprise’s involvement with a variable interest entity. These amendments to ASC 810 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the impact of the adoption of ASC 810 on its financial statements and does not expect a significant impact.
Certain risks and concentration
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2007, 2008 and 2009, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC, Hong Kong and Taiwan, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.
No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2007, 2008 and 2009. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2008 and 2009.
3. PREPAYMENTS AND OTHER CURRENT ASSETS
Components of prepayments and other current assets as of December 31, 2008 and 2009 were as follows:

	2008	2009
	RMB	RMB
Prepayments and deposits to vendors	61,562,698	95,925,094
Receivables from financial institution	8,628,947	16,535,394
Loans to noncontrolling interests holders	9,448,965	—
Interest receivable	6,831,181	5,337,719
Prepayments for property and equipment	230,400	4,932,225
Employee advances	1,104,596	2,935,454
Others	4,331,696	6,364,313

Total	92,138,483	132,030,199

4. LONG-TERM DEPOSITS
The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies to obtain blank air tickets for sales to customers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.
Components of long-term deposit as of December 31, 2008 and 2009 were as follows:

	2008	2009
	RMB	RMB
Deposits paid to airline suppliers	130,948,830	130,611,314
Deposit paid to lessor	4,727,266	9,080,233
Deposit paid to travel bureau	7,430,000	485,034
Others	2,393,906	3,018,610

Total	145,500,002	143,195,191

5. LAND USE RIGHTS
The Company’s land use rights are related to the payment to acquire two land use rights, one of total cost RMB68,269,734 for approximately 17,000 square meters of land in Shanghai, on which the Group has built an information and technology center, the other of total cost RMB48,912,729 for approximately 19,500 square meters of land in Nantong, on which the Group is currently building its Nantong customer service center. According to land use right policy in the PRC, the Company has a 50-year right to use over the land in Shanghai and 40-year right to use over the land in Nantong, which periods are used as the basis for amortization, respectively. Amortization expense for the years ended December 31, 2007, 2008 and 2009 was RMB1,365,394, RMB2,486,312 and RMB2,588,213, respectively. As of December 31, 2008 and 2009, the net book value was RMB111,510,231 and RMB108,922,018, respectively.

6. PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2008 and 2009 were as follows:

	2008	2009
	RMB	RMB
Building	147,248,314	147,248,314
Computer equipment	121,413,515	134,905,979
Website-related equipment	46,018,225	50,881,277
Furniture and fixtures	29,886,368	33,293,324
Software	15,511,066	20,691,306
Leasehold improvements	7,733,543	9,169,515
Construction in progress	66,605,760	293,914,287
Less: accumulated depreciation and amortization	(88,299,708)	(139,597,407)

Total net book value	346,117,083	550,506,595

In 2007, the Company completed the construction of an information and technology center in Shanghai. This building now serves as our headquarters, 24-hour customer service and call center, production development center and administrative and support facilities. All direct costs of the new information and technology center in Shanghai were originally capitalized as construction in progress, and were reclassified to property and equipment, when the building was completed and available for use.
From 2008, the Company started to build its second customer service center in Nantong, all direct cost related to the customer service center has been recorded in construction in progress.
Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was approximately RMB24,773,735, RMB35,574,685 and RMB45,196,678, respectively.
7. INVESTMENTS
Investment as of December 31, 2008 and 2009 were as follows:

	2008	2009
	RMB	RMB
Home Inns	266,173,740	658,051,285
ezTravel	51,652,719	—
Treasury bonds	1,000,000	—

Total net book value	318,826,459	658,051,285

Home Inns
During the period from September 2008 to March 2009, the Company purchased ADSs of Home Inns from time to time through the open market, holding around 10% of the total outstanding shares of Home Inns as of March 31, 2009, and was accounted for as available for sale investment. The investment was previously reported as available for sale securities at fair value with an unrealized holding loss of RMB80,882,962 being reported as other comprehensive income for the year ended December 31, 2008.
In May 2009, the Company entered into a definitive purchase agreement with Home Inns to acquire additional equity interest in Home Inns through a private placement of its ordinary shares for US$50 million in cash. This transaction closed on May 21, 2009. As a result, the Company’s aggregate equity interest in Home Inns has increased to approximately 18% of the total outstanding shares of Home Inns. Given the level of investment and the common directors on Board of both the companies, the Company applied equity method of accounting since then. As a result, as required by ASC 323-10-35-33, the Company has retroactively applied the equity method of accounting to account for approximately 9% investment in Home Inns for the year ended December 31, 2008. The impact of applying equity method for approximately 9% investment of 2008 was immaterial to 2008 and 2009 earnings and as such was recorded in 2009. Additionally, the change resulted in RMB80,882,962 reclassification crediting from other comprehensive income within equity to the debiting balance sheet Investment account as of December 31, 2008.

The Company calculated equity in income or losses of investment in Home Inns on one quarter lag basis, as allowed, as the financial statements of Home Inns were not available within a sufficient time period.
The carrying amount and unrealized securities holding loss for investment as of December 31, 2008 and 2009 were as follows:

	2008	2009
	RMB	RMB
Investment cost:
Balance at beginning of year	—	266,173,740

Addition of investment	265,655,797	359,215,242
Foreign currency translation	517,943	(207,114)

Total investment cost	266,173,740	625,181,868

Value booked under equity method:
Share of profit / (loss) on affiliated companies investments		35,264,799
Amortization of identifiable intangible assets, net of tax		(2,395,382)

Total booked value under equity method		32,869,417

Net book value	266,173,740	658,051,285

In performing the purchase price allocation for acquisition of additional stake in May 2009, the Company considered, among other factors, analyses of historical financial performance and estimates of future performance of Home Inns’ business. The Company makes estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management’s experience with similar assets and liabilities.
The purchase price of Home Inns was allocated as follows:

Fair Value
RMB

Fair value of proportional of share of 18% of net assets acquired	247,029,670
Identified intangible assets	304,332,935
Deferred tax liabilities arising from the acquisition	(76,083,234)
Goodwill	149,591,668

Total purchase price	624,871,039

Identified intangible assets acquired were as follows:

	Fair value	Useful lives
	RMB

Trademark	255,435,317	Indefinite
Franchised relationships	25,543,532	8 years
Customer list	1,459,630	5 years
Leasehold interest	21,894,456	11 years

	304,332,935

The financial information of Home Inns as of and for the twelve months ended September 30, 2009 is as follows:

RMB
’000

Current assets	909,250
Non-current assets	2,493,516
Current liability	553,705
Non-current liabilities	668,453
Retain earnings	348,434
Total revenues	2,440,794
Income from operations	175,007
Net income	306,788

The closing price of Home Inns as of December 31, 2009 is US$35.35 per ADS, the aggregate market value of the Company’s investment in Home Inns is approximately RMB1.7 billion (US$255 million).
It has been concluded that the fair value of all investments above is greater than or equal to original costs, as a result, no impairments have been recorded for these investments.
ezTravel
The Company accounted for the investment in ezTravel using the cost method of accounting as the Company did not exercise significant influence over ezTravel at end of year 2008, except that during the time that ezTravel was listed on Taiwanese national stock exchange in 2007 until August 2008, the investment in ezTravel was classified as available for sale and stated at fair value. In 2009, the Company consolidated ezTravel’s financial statements as it had a controlling financial interest of ezTravel since then.
8. GOODWILL
The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 were as follows:

	2008	2009
	RMB	RMB

Balance at beginning of year	14,595,849	63,689,736
Acquisition of Software Hotel Information	48,129,078	10,000,000
Acquisition of Sanya Ctrip Travel Agency Co., Ltd.	964,809	—
Acquisition of ezTravel	—	249,247,102

Balance at end of year	63,689,736	322,936,838

In July 2008, the Company purchased 100% equity of Sanya Ctrip Travel Agency Co., Ltd., a travel agent established in Sanya. Total purchase price for this acquisition amounted to RMB1.5 million, among which RMB900,000 was paid in September 2008 with remaining to be paid as otherwise agreed. Goodwill of RMB964,809 was recognized from this acquisition.
In December 2008, the Company purchased 90% equity of Software Hotel Information at preliminary purchase price of RMB80 million. Goodwill of RMB48 million was recognized from this acquisition. In April 2009, RMB90 million was agreed and determined as the final purchase price of this acquisition. Thus the goodwill from acquisition of Software Hotel Information increased by RMB10 million.
In 2009, the Company consolidated ezTravel’s financial statements as it had a controlling financial interest of ezTravel since then, goodwill of RMB249 million was recognized from this acquisition (see note 2).
Goodwill arose from the business combination completed in year 2009 has been allocated to the single reporting unit of the Group. Goodwill represents the synergy effects of the business combination.
Goodwill is not amortized but is reviewed annually for impairment. The Company performed goodwill impairment tests in year 2008 and 2009, and the results of these tests indicated that the Company’s goodwill was not impaired.

9. INTANGIBLE ASSETS
Intangible assets as of December 31, 2008 and 2009 were as follows:

	2008	2009
	RMB	RMB
Intangible assets —
Trademark	—	40,645,235
Non-compete agreements	11,479,610	11,479,610
Technology patent	9,240,000	9,240,000
Customer list	—	5,055,378
Golf membership certificate	2,000,000	4,200,000
Cross-border travel agency license	1,117,277	1,117,277
Others	1,395,071	1,395,071

	25,231,958	73,132,571

Less: accumulated amortization —
Trademark	—	—
Non-compete agreements	—	(2,295,922)
Technology patent	—	(1,848,000)
Customer list	—	(1,263,844)
Golf membership certificate	—	—
Cross-border travel agency license	(733,195)	(872,851)
Others	—	—

	(733,195)	(6,280,617)

Net book value	24,498,763	66,851,954

Amortization expense for the years ended December 31, 2007, 2008 and 2009 was approximately RMB139,656, RMB139,656 and RMB5,547,422 respectively.
The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows:

Amortization
RMB

2010	5,968,704
2011	5,933,818
2012	4,565,203
2013	4,143,923
2014	—

20,611,648

10. TAXATION
Cayman Islands
Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The Company’s subsidiaries did not have net assessable profits that were earned in or derived from Hong Kong during the year ended December 31, 2007 and 2008. One of those subsidiaries derived net assessable profits in Hong Kong during the year ended December 31, 2009. Accordingly, Hong Kong profits tax has been provided for at the tax rate of 16.5%.

China
The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.
In 2007, the National People’s Congress passed new PRC EIT Law and Detailed Implementation Rules of China EIT Law. The EIT laws were effective on January 1, 2008. The EIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments will continue to be granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a high and new technology enterprise. In December 2008, the Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network obtained approval for the High New Tech Enterprises status. The applicable tax rate for High New Tech Enterprise is 15%, which effective retroactively as of January 1, 2008.
Additionally, the Company’s subsidiary, Ctrip Travel Network obtained approval from relevant tax bureau for a 50% reduction upon statutory income tax rate for 2008 and 2009 as it obtained the status of “software company”. The application tax rate for Ctrip Travel Network is 12.5%.
Shenzhen Ctrip was entitled to a transitional preferential tax rate of 20% as it is registered in the city of Shenzhen in China in 2009. The transitional preferential income tax rate for next three years is 22%, 24% and 25%, respectively.
In 2009, in accordance with EIT Law, the applicable EIT rates are 25%, except for aforementioned three subsidiaries qualified for High New Tech Enterprises and Shenzhen Ctrip.
Pursuant to the EIT Law and Circular Caishui [2008]No.1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign invested enterprise(“FIE”) to its immediate holding company outside mainland China would be subject to withholding taxes. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company and other supplementary guidance/requirements stipulated by State Administration of Taxation (“SAT”) and tax treaty are met and proper procedures have been gone through. The Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and Starway Shanghai are considered FIEs and are directly held by our subsidiaries in Hong Kong. According to double tax arrangement between Mainland and Hong Kong Special Administrative Region, dividends payable by an FIE in mainland China to the company in Hong Kong will be subject to 5% withholding tax, subject to approval of the tax authority. All of these foreign invested enterprises will be subject to the withholding tax for their earnings generated after January 1, 2008. The Company expects to reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no deferred tax liability was provided on the outside basis difference from undistributed earnings after January 1, 2008.
Composition of income tax expense
The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
	RMB	RMB	RMB
Current income tax expense	(66,365,599)	(100,478,409)	(146,001,559)
Adjustments to deferred asset for enacted EIT rate change	6,312,229	(4,510,307)	—
Deferred tax benefit	2,047,387	2,075,312	14,343,474

Income tax expense	(58,005,983)	(102,913,404)	(131,658,085)

Reconciliation of the differences between statutory tax rate and the effective tax rate
A reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
Statutory EIT rate	33%	25%	25%
Tax differential from statutory rate applicable to Subsidiaries in the PRC	(25)%	(11)%	(12)%
Non-deductible expenses incurred	6%	4%	6%
Others	(1)%	1%	(2)%

Effective EIT rate	13%	19%	17%

Significant components of deferred tax assets and liabilities:

	2008	2009
	RMB	RMB
Deferred tax assets:
Accrued liability for customer reward program and e-coupons	9,230,772	14,141,884
Accrued staff salary	—	8,752,382
Loss carry forward	—	941,793
Deferred tax liabilities	(390,000)	(390,000)

Total deferred tax assets	8,840,772	23,446,059

Deferred tax liabilities, non-current:
Recognition of intangible assets	—	(11,509,937)

Net deferred tax assets	8,840,772	11,936,122

We did not record any valuation allowances to reduce our deferred tax assets, as we believed that our deferred tax asset amounts were more likely than not to be realized based on our estimate of future taxable income.
11. EMPLOYEE BENEFITS
The full-time employees of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and the VIEs, which were established in the PRC, are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total expenses recorded for such employee benefits amounted to RMB67,048,322, RMB90,029,054 and RMB117,927,376 for the year ended December 31, 2007, 2008 and 2009 respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

12. RELATED PARTY TRANSACTIONS
During the years ended December 31, 2007, 2008 and 2009 significant related party transactions were as follows:

	2007	2008	2009
	RMB	RMB	RMB
Commissions from Home Inns	8,936,554	14,766,676	20,941,782
Commissions from Hanting Xingkong (Shanghai) Hotel Management Co., Ltd. and its affiliates (collectively, “Hanting”)	5,569,353	7,515,618	9,949,158
Advertisement purchase from Focus Media Holding Limited (“Focus Media”)	—	—	425,172
Rental expense to a family member of a director	281,650	—	—
Purchase of Shares of Home Inns	—	265,655,797	359,215,242
Printing expenses to Joyu Tourism Operating Group	—	2,160,000	2,160,000
Our hotel supplier, Home Inns has two directors in common with our company. Another hotel supplier, Hanting, has a director in common with our company and a director who is a family member of one of our officers. Home Inns and Hanting have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions from Home Inns and Hanting for the years ended December 31, 2007, 2008 and 2009 were presented as above.
Our advertisement service supplier, Focus Media, has a director in common with our company. The company entered into agreements with affiliates of Focus Media to purchase advertisement service. Advertisement purchase from Focus Media for the year ended December 31, 2009 is presented as above.
We leased approximately 1,223 square meters of our office premises in Shanghai from a company controlled by a family member of one of our directors. Rental expense for the year ended December 31, 2007 is presented as above.
Up to December 31, 2009, the Company purchased 7,200,383 ADS of Home Inns at average unit cost of approximately US$13, representing approximately 18% of Home Inns’ total share in aggregate. Total cost of investment was RMB625 million (US$92 million).
The Company entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with our company. Total printing expense to Joyu Tourism Operating Group for the year ended December 31, 2008 and 2009 were presented as above.
As of December 31, 2008 and 2009, significant balances with related parties were as follows:

	2008	2009
	RMB	RMB
Due from related parties:
Due from Home Inns	1,503,163	1,360,381
Due from Hanting	1,508,860	927,584

	3,012,023	2,287,965

Due to related parties:
Due to Focus Media	—	215,172
Due to related parties of a VIE	249,910	249,910

	249,910	465,082

The amounts due from and due to related parties as of December 31, 2008 and 2009 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf of each other. They were not collateralized, interest-free and have normal business payment terms.

13. OTHER PAYABLES AND ACCRUALS
Components of other payables and accruals as of December 31, 2008 and 2009 were as follows:

	2008	2009
	RMB	RMB
Accruals for property and equipment	23,785,033	99,836,309
Accrued operating expenses	37,870,029	46,470,146
Due to employees for stock option proceeds received on their behalf	2,261,876	30,024,387
Payable for acquisitions	42,600,000	28,114,780
Deposits received from suppliers and packaged-tour customers	5,293,102	10,554,456
Liability incurred for noncontrolling interest in a VIE	2,162,500	1,412,500
Others	7,199,167	12,774,659

Total	121,171,707	229,187,237

14. EARNINGS PER SHARE
Basic earnings per share and diluted earnings per share were calculated as follows:

	2007	2008	2009
	RMB	RMB	RMB
Numerator:
Net income attributable to Ctrip’s shareholders	398,323,610	444,107,873	658,973,622

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding	32,927,454	33,352,845	33,592,334
Dilutive effect of share options	1,193,936	1,071,704	1,658,001

Denominator for diluted earnings per ordinary share	34,121,390	34,424,549	35,250,335

Basic earnings per ordinary share	12.10	13.32	19.62

Diluted earnings per ordinary share	11.67	12.90	18.69

Basic earnings per ADS	3.02	3.33	4.90

Diluted earnings per ADS	2.92	3.23	4.67

15. COMMITMENTS AND CONTINGENCIES
Operating lease commitments
The Company has entered into leasing arrangements relating to office premises that are classified as operating leases for the periods from 2009 to 2014. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB
2010	23,330,500
2011	11,896,867
2012	6,105,714
2013	1,229,411
2014	172,340

42,734,832

Rental expense amounted to RMB24,771,180, RMB16,932,038 and RMB25,704,016 for the years ended December 31, 2007, 2008 and 2009, respectively. Rental expense is charged to the statements of income when incurred.

Purchase commitments
As of December 31, 2009, the Company had outstanding purchase commitments totaling RMB157 million, which mainly relates to the construction of Nantong customer service center.
Guarantee
In connection with our air ticketing business, the Group is required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits in order to or to provide other guarantees obtain blank air tickets. As of December 31, 2009, the amount under these guarantee arrangements was approximately RMB749 million.
Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.
Bank credit limit
In March 2009, the Company obtained credit limit from one domestic bank with total amount of RMB200 million in order to supply daily operating cash needs, which will be due in April 2010. For the year ended December 31, 2009, the Company has not yet drawn any bank loan under the credit limit.
Contingencies
The Company is not currently a party to any pending material litigation or other legal proceeding or claims.
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
16. SUBSEQUENT EVENTS
The company has performed an evaluation of subsequent events through February 3, 2010, which is the date the financial statements were issued.
In early February 2010, Ctrip’s wholly owned subsidiary, C-Travel International Limited, entered into an agreement with Wing On Travel (Holdings) Limited, whereby C-Travel agrees to invest in and Wing On Travel agrees to sell to C-Travel, 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), for a total consideration of approximately US$88 million (or HK$684 million) in cash. The closing of the transaction is subject to certain conditions, including approval by shareholders of Wing On Travel.

EXHIBIT INDEX

Exhibit
Number	Document

1.1
Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003), as amended (amendment incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K filed with the Commission on October 17, 2006)

2.1
Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to the prospectus dated January 25, 2010 as part of the Registration Statement on Form F-6 (file no. 333-145167) filed with the Securities and Exchange Commission on August 6, 2007)

2.2
Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.3
Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 23, 2007)

2.4
Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.1
Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) and Exhibit 10.23 from our Registration Statement on Form F-2 (file no. 333-121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2
Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3
Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4
Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5
Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.6
Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7
Translation of Form of Consulting and Services Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.8
Translation of Form of Business Loan Agreement between Ctrip.com (Hong Kong) Limited and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

Exhibit
Number	Document

4.9
Translation of Form of Exclusive Option Agreement among Ctrip.com (Hong Kong) Limited, an Affiliated Chinese Entity of the Registrant and the Shareholder of the Entity, as currently in effect (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.10
Translation of Form of Share Pledge Agreement among Ctrip Computer Technology (Shanghai) Co., Ltd. and a Shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.11
Translation of Form of Operating Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.12
Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13
Translation of Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.14
Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.15
Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.16
Translation of Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 22, 2005)

4.17
Translation of Construction Agreement dated February 13, 2006 between Shanghai No. 1 Construction Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.18
Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.19
Ctrip.com International, Ltd. 2007 Share Incentive Plan, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.20
Summary of key terms of the form revolving credit facility agreement between each of Ctrip Computer Technology (Shanghai) Co., Ltd., Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. and our consolidated affiliated Chinese entity, Shanghai Huacheng Southwest Travel Agency Co., Ltd., and China Merchants Bank, Shanghai Branch (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.21
Purchase Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.22
Registration Rights Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

8.1 *	Consolidated Entities of the Registrant

Exhibit
Number		Document

11.1
Code of Business Conduct and Ethics of the Registrant, as amended and restated as of March 3, 2009 (incorporated by reference to Exhibit 8.1 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

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