Form 20-F
period 2010-12-31
CTRIP COM INTERNATIONAL LTD
filed 2011-03-31
CIK 1269238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report __________
Commission file number: 001-33853
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
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 35,885,163 ordinary shares, par value $0.01 per ordinary share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010.
On April 11, 2006, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing one ordinary share. On July 31, 2007, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing one ordinary share to two (2) ADSs representing one ordinary share. On January 21, 2010, we effected a change of the ratio of our ADSs to ordinary shares from two (2) ADSs representing one ordinary share to four (4) ADSs representing one ordinary share. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.
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

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors described under “Item 3.D. Risk Factors,” included elsewhere in this annual report on Form 20-F, including the following risks:
•
slow-down of economic growth in China and the global economic downturn could have a material and adverse effect on our business, and may materially and adversely affect our business growth and profitability;

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

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry in Greater China;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.;

•	inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations.; and

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
A. Selected Financial Data
The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects,” below. The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.
Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the presentation of 2010 financial information presentation. Additionally, all ADS data have been retroactively adjusted to reflect the current ADS to ordinary share ratio for all periods presented.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands, except for per ordinary share data)
Consolidated Statement of Operation Data
Net revenues	779,952	1,199,111	1,482,004	1,988,007	2,881,233	436,551
Cost of revenues	(153,132)	(236,226)	(326,610)	(450,603)	(625,261)	(94,737)
Gross profit	626,820	962,885	1,155,394	1,537,404	2,255,972	341,814
Operating expenses
Product development(1)	(105,938)	(177,302)	(235,800)	(308,452)	(453,853)	(68,766)
Sales and marketing(1)	(172,492)	(243,314)	(286,693)	(345,289)	(453,293)	(68,681)
General and administrative(1)	(93,174)	(137,944)	(171,694)	(196,297)	(294,701)	(44,652)
Total operating expenses	(371,604)	(558,560)	(694,187)	(850,038)	(1,201,847)	(182,099)
Income from operations	255,216	404,325	461,207	687,366	1,054,125	159,715
Net interest income and other income	26,846	52,001	86,045	78,194	136,712	20,714
Income before income tax expense equity in income of affiliates and noncontrolling interest	282,062	456,326	547,252	765,560	1,190,837	180,429
Income tax expense	(41,277)	(58,006)	(102,914)	(131,658)	(205,017)	(31,063)
Equity in income of affiliates	—	—	—	32,869	66,172	10,026
Net income	240,785	398,320	444,338	666,771	1,051,992	159,392
Less: Net loss / (income) attributable to noncontrolling interests	(221)	4	(230)	(7,797)	(3,922)	(594)
Net income attributable to Ctrip’s shareholders	240,564	398,324	444,108	658,974	1,048,070	158,798
Earnings Per Ordinary Share Data:
Net income attributable to Ctrip’s shareholders	240,564	398,324	444,108	658,974	1,048,070	158,798
Earnings per ordinary share(3), basic	7.44	12.10	13.32	19.62	29.62	4.49
Earnings per ordinary share(3), diluted	7.23	11.67	12.90	18.69	27.89	4.23
Cash dividends per ordinary share paid(4)	2.04	2.11	3.38	—	—	—

	As of December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	844,393	1,064,418	1,069,827	1,434,618	2,153,935	326,354
Restricted cash	6,600	6,600	6,600	113,150	224,179	33,967
Short-term investment	—	141,174	176,586	180,184	1,178,278	178,527
Accounts receivable, net	136,688	260,684	274,302	420,579	621,549	94,174
Other current assets	65,787	74,765	103,992	157,764	392,967	59,540
Non-current assets	398,385	577,303	1,010,142	1,850,465	3,545,296	537,166
Total assets	1,451,853	2,124,944	2,641,449	4,156,760	8,116,204	1,229,728
Current liabilities	421,045	672,041	626,037	1,158,542	1,880,898	284,985
Other non-current liabilities	2,438	1,625	813	11,510	45,383	6,876
Total Ctrip’s shareholders’ equity	1,027,697	1,450,119	2,011,971	2,925,048	6,103,693	924,802
Noncontrolling interests	673	1,159	2,628	61,660	86,230	13,065
Total shareholder’s equity	1,028,370	1,451,278	2,014,599	2,986,708	6,189,923	937,867

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Product development	13,694	22,708	32,666	33,863	64,254	9,735
Sales and marketing	8,558	13,649	18,816	18,864	33,203	5,031
General and administrative	32,430	50,557	77,035	77,802	145,104	21,986

(2)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.6000 to US$1.00. See “Exchange Rate Information.”

(3)	Each ADS represents 0.25 of an ordinary share.

(4)
On July 14, 2006, we distributed dividends in the aggregate amount of RMB67 million to our shareholders of record as of June 30, 2006, at a dividend rate of RMB2.04, or US$0.255, per ordinary share. On July 6, 2007, we distributed dividends in the aggregate amount of RMB72 million to our shareholders of record as of June 29, 2007, at a dividend rate of RMB2.11, or US$0.277, per ordinary share. On July 7, 2008, we distributed dividends in the aggregate amount of RMB112 million to our shareholders of record as of June 12, 2008, at a dividend rate of RMB3.38, or US$0.488, per ordinary share. The above U.S. dollar amounts were translated using the then prevailing exchange rate. We did not distribute any dividends to our shareholders in 2009 and 2010.

Exchange Rate Information
We have published our financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2010 at US$1.00 : RMB6.6000, which was the certified exchange rate in effect as of December 30, 2010. The certified exchange rate on March 25, 2011 was US$1.00 : RMB6.5568. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

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

	Certified Exchange Rate
	Period-End	Average(1)	Low	High
Period	(RMB per U.S. Dollar)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7689	6.8330	6.6000
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March (through March 25, 2011)	6.5568	6.5660	6.5743	6.5510

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Company
Slow-down of economic growth in China and the global economic downturn could have a material and adverse effect on our business, and may materially and adversely affect our business growth and profitability.
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
The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies have entered into recession. China’s economy has slowed down significantly since the second half of 2008. Although the Chinese economy has recovered in 2010, it is uncertain whether such recovery will continue into the rest of 2011 and beyond. Since we derive the majority of our revenues from hotel reservation, air-ticketing and packaged-tour services in China, the economic slow-down in China negatively affected our operating results in the second half of 2008. Any persistent slow-down in China’s economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to travel products and services. If consumer demand for travel products and services we offer decreases, our revenues may decline. Furthermore, any financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Any slow-down in the Chinese economy or the recurrence of any financial crisis may have a material and adverse effect on our business, results of operations and profitability.

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
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. In 2010, the trading prices of our ADSs on the Nasdaq Global Select Market ranged from US$29.90 to US$53.16 per ADS, and the closing price on March 28, 2011 was US$39.69 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:
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
We compete primarily with other consolidators of hotel accommodations and flight reservation services based in China, such as eLong, Inc., and Mangocity.com. We also compete with traditional travel agencies and new internet travel search websites, such as Qunar.com and Taobao.com. In the future, we may also face competition from new players in the hotel consolidation market in China and abroad that may enter China.
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
Our business has grown rapidly during the past several years, both as a result of organic growth of existing operations and acquisitions. We have significantly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.
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
We have invested through open market purchases and in a private placement transaction a total of US$92 million in approximately 18% stake in Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China. The purchase prices were determined based on the trading prices of Home Inns’ ADSs on the Nasdaq Global Market at the time of each open market purchase or the average closing prices of Home Inns’ ADSs as stipulated in the relevant purchase agreement. If Home Inns experiences a net loss in the future, we would share the net loss of Home Inns proportionate to our equity interest. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in China Lodging Group, Limited, or Hanting, a leading economy hotel chain in China, through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering equal to Hanting’s initial public offering price. If the ADS price of Home Inns or Hanting declines and becomes lower than our share purchase price, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods.
In March 2010, we entered into an agreement with Hong Kong Polaris Hotels Limited, or Polaris, pursuant to which we purchased from Polaris a 15% equity interest in BTG-Jianguo, a hotel management company in China, for a total consideration of RMB10.2 million, with an option to acquire another 10% within one year after the closing.
In May 2010, we acquired 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), for a total consideration of approximately US$88 million in cash, and began to consolidate its financials since then. In November 2010, we made a minority investment in Dining Secretary China Ltd., a leading provider of free online and offline restaurant reservations, for a cash consideration of US$10 million. We cannot assure you that we will be able to achieve the benefits we expected from such acquisitions or investments. Any actual or perceived failure to realize the benefits we expected from these acquisitions or investments may cause the trading price of our ADSs to decline.

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
Substantially all of our computer and communications systems are located at two customer service centers, including one in Shanghai and the other one in Nantong, China. Therefore our computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, sabotage, vandalism, natural disasters and other similar events. We do not carry business interruption insurance to compensate us for losses that may occur.
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
In December 2008, our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information were each designated by relevant local authorities as a “high and new technology enterprise” under the EIT Law with an effective period for three years. Therefore, these entities are entitled to enjoy a preferential tax rate of 15%, effective retroactively as of January 1, 2008, as long as they maintain their qualifications for “high and new technology enterprises,” which are subject to review every three years. These four entities will reapply for this qualification after the effective period in 2011. We cannot assure you that our subsidiaries will continue to qualify as high and new technology enterprises when they are subject to reevaluation in the future. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.
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

We have limited business insurance coverage in Greater China.
Insurance companies in Greater China offer limited business insurance products and generally do not, to our knowledge, offer business liability insurance. Business disruption insurance is available to a limited extent in Greater China, but we have determined that the risks of disruption, the cost of such insurance and the difficulties associated with acquiring such insurance make it impractical for us to have such insurance. We do not maintain insurance coverage for any kinds of business liabilities or disruptions and would have to bear the costs and expenses associated with any such events out of our own resources.
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
We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2010. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2010. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We may need additional capital and we may not be able to obtain it.
We believe that our current cash and cash equivalents, short-term investments, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In particular, the recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.
Risks Related to Our Corporate Structure
PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.
We are a Cayman Islands incorporated company and a foreign person under PRC law. Due to foreign ownership restrictions in the air-ticketing, travel agency, advertising and value-added telecommunications industries, we conduct part of our business through contractual arrangements with our affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations.
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
Our director, chief executive officer and president, Min Fan, our officers, Jianmin Zhu, Tao Yang and Gangyi Yan and a family member of a senior officer, Fengying Zhang were also the principal shareholders of our consolidated affiliated Chinese entities as of December 31, 2010. Thus, conflicts of interest between their duties to our company and our affiliated Chinese entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act entirely in our interests or that the conflicts of interest will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
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
Recently, the Chinese economy has experienced rapid expansion together with rising rates of inflation. Inflation may erode disposable incomes and consumer spending, which may have an adverse effect on the Chinese economy and lead to a reduction in business and leisure travel as the travel industry is highly sensitive to business and personal discretionary spending levels. This in turn could adversely impact our business, financial condition and results of operations.

Future movements in exchange rates between the U.S. dollar and the RMB may adversely affect the value of our ADSs.
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of the RMB into foreign currencies, including the U.S. dollar, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government will further reform the Renminbi exchange rate regime and enhance the Renminbi exchange rate flexibility. It is difficult to predict how this new policy may impact the Renminbi exchange rate going forward. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.
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
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
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
Since our inception, we have conducted the majority of our operations in China and expanded our operations overseas in 2009. As of December 31, 2010, we mainly operated our business through the following significant subsidiaries:
•	C-Travel International Limited;

•	Ctrip.com (Hong Kong) Limited;

•	Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;

•	Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information;

•	Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network; and

•	Ctrip Information Technology (Nantong) Co., Ltd., or Ctrip Information Technology.
We also conduct part of our business in China primarily through the following significant affiliated Chinese entities:
•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds value-added telecommunications business license;

•	Shanghai Huacheng Southwest Travel Agency Co., Ltd., or Shanghai Huacheng, which holds domestic travel agency and air transport sales agency licenses; and

•
Shanghai Ctrip International Travel Agency Co., Ltd., or Shanghai Ctrip, formerly known as Shanghai Ctrip Charming International Travel Agency Co., Ltd., which holds domestic and cross-border travel agency and air transport sales agency licenses.

We formed Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns Hong Kong, in 2001 to expand our business to include the hotel management service. We spun off all of our interest in Home Inns Hong Kong in August 2003. Home Inns Hong Kong became a wholly owned subsidiary of Home Inns in June 2006. Home Inns undertook an initial public offering and its ADSs were listed on the Nasdaq Global Market in October 2006. During the period from September 12, 2008 to March 31, 2009, we purchased ADSs of Home Inns on the open market representing approximately 10% of the then total outstanding ordinary shares of Home Inns. In May 2009, we entered into a purchase agreement with Home Inns to acquire additional equity interest in Home Inns through a private placement of its ordinary shares for $50 million in cash. In connection with this private placement, we have also obtained certain demand, piggyback and Form F-3 registration rights from Home Inns. Our aggregate equity interest in Home Inns was approximately 18% of the total outstanding ordinary shares of Home Inns as of December 31, 2010.
In March 2006, we formed a wholly owned subsidiary, C-Travel International Limited, an exempted company with limited liability incorporated in the Cayman Islands, in connection with our investment in a minority stake in ezTravel Co., Ltd., or ezTravel, an online travel service provider in Taiwan that offers packaged tours as well as hotel and airline ticket reservation services. In 2009, we consolidated ezTravel’s operating results as we had a controlling financial interest of ezTravel. The financial results of ezTravel are not significant to our company in the year ended December 31, 2010.
In April 2007, we formed a new wholly owned subsidiary, Ctrip Information Technology, in the PRC, in connection with the construction of our second toll-free customer service center in Nantong, Jiangsu Province, in anticipation of future business expansion.
In March 2010, we entered into a subscription agreement with China Lodging Group and a share purchase agreement with certain selling shareholders of China Lodging Group, pursuant to which we acquired an aggregate of 18,849,446 shares of China Lodging Group at a purchase price of $3.0625 per share, or a total consideration of $57.7 million in cash. In connection with this private placement, we have also obtained certain demand, piggyback and Form F-3 registration rights from China Lodging Group. In addition, in the same month we purchased 800,000 ADSs representing 3,200,000 shares of China Lodging Group in its initial public offering at a purchase price of $3.0625 per share, or a total purchase price of $9.8 million.
In March 2010, we entered into an agreement with Hong Kong Polaris Hotels Limited, pursuant to which we acquired 15% equity interest in BTG-Jianguo for a total consideration of RMB10.2 million with an option to acquire another 10% within one year after the closing. The total purchase price is RMB10.2 million.

In May 2010, pursuant to a sale and purchase agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip. com International, Ltd., we acquired 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), for a total consideration of approximately US$88 million in cash, and began to consolidate its financial results since then. The financial results of Wing On Travel were not significant to our company in the year ended December 31, 2010.
In November 2010, we made a minority investment in Dining Secretary China Ltd. for a consideration of US$10 million in cash.
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
We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. As of December 31, 2010, we had secured room supply relationships with approximately 17,000 hotels in China and approximately 20,000 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. As of December 31, 2010, we had guaranteed room allotments, which allow us to sell hotel rooms to our customers even during peak seasons and provide instant confirmation, with approximately 70% of the hotels in China with whom we have a supply relationship. Rooms booked in hotels with guaranteed allotment arrangement accounted for approximately 90% of our hotel transactions for the year ended December 31, 2010. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. Revenues from our bookings for three-, four-, five-star and equivalent hotels comprised approximately 75% of our revenues from our hotel reservation business in 2010.
We believe that we are the largest consolidator of airline tickets in China in terms of the total number of airline tickets booked and sold. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating in China. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through our ticketing offices and third-party agencies located in over 60 major cities in China.

We also offer independent leisure travelers bundled packaged-tour products, which include transportation and accommodation, as well as guided tours in some instances. Our packaged-tour products cover a variety of domestic and international destinations.
We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24-hour customer service centers and bilingual websites. In 2010, transactions effected through our customer service centers accounted for approximately two-thirds of our transaction volume, while our websites accounted for the balance.
Our revenues are primarily generated from the hotel reservation, air-ticketing and packaged-tour services. For information on revenues attributable to our different products, see “Item 5.A. Operating Results.”
Products and Services
We began offering hotel reservation and air-ticketing services in October 1999. In 2010, we derived approximately 42% of our revenues from the hotel reservation business and 39% of our revenues from the air-ticketing business. In addition, we offer other products and services including packaged tours, mostly bundled by us, that cover hotel, air tickets and transportation.
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
We contract with hotels for rooms under two agency models, the “guaranteed allotment” model and the “on-request” model. Under our agreements with our hotel suppliers, hotels are generally required to offer us prices that are equal to or lower than their published prices, and notify us in advance if they have promotional sales, so that we can lower our prices accordingly.
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
As of December 31, 2010, we had contracted with approximately 17,000 hotels in China, of which approximately 12,500 hotels have guaranteed room allotments, allowing us to sell rooms to our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a majority of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking. Our business development team continues to try to increase guaranteed room allotment arrangements with our hotel suppliers.
Air-ticketing. We sell air tickets as an agent for all major domestic Chinese airlines, such as Air China, China Eastern Airlines, China Southern Airlines and Hainan Airlines and many international airlines operating flights that originate from cities in China, such as Dragon Air, Singapore Airlines, United Airlines, Lufthansa, Emirates Airlines, Qantas Airways, Air France-KLM and Delta Air Lines. We also provide other related service to our customers, such as sales of aviation insurance and air-ticket delivery services.
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
Corporate Travel. We provide air ticket booking, hotel reservation and packaged-tour services to our corporate clients to help them plan business travels in a cost-efficient way. In addition, we also provide our corporate clients with travel data collection and analysis, industry benchmark, cost saving analysis and travel management solutions. We have independently developed the Corporate Travel Management Systems, which is a comprehensive online platform integrating information maintenance, online booking, online authorization, online enquiry and travel report system.
Other Products and Services. Our other products and services include the sale of Property Management System or PMS, and related maintenance service. We also offer advertising services, which principally represent the sale of banners or sponsorship on our websites. Other products and services accounted for a small portion of our total revenues in 2010.
Strategic Investments and Acquisitions
To maintain and strengthen our leading market position in China and to become a major travel service provider in the Greater China market, we constantly evaluate opportunities for strategic investments in, and acquisitions of, complementary businesses, assets and technologies and have made such investments and acquisitions from time to time. For example, in 2008 and 2009, we acquired an aggregate of approximately 18% of the total outstanding ordinary shares of Home Inns, a leading economy hotel chain in China. In 2009, we had a controlling financial interest in ezTravel. In March 2010, we entered into an agreement with Hong Kong Polaris Hotels Limited, or Polaris, pursuant to which we acquired from Polaris a 15% equity interest in BTG-Jianguo, a hotel management company in China, with an option to acquire another 10% within one year after the closing. In March 2010, we acquired approximately 9% of the total equity interest in Hanting, a leading economy hotel chain in China. In May 2010, we acquired 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited). In November 2010, we made a minority investment in Dining Secretary China Ltd., a leading provider of free online and offline restaurant reservations. We intend to continue to make investments and acquisitions that we believe will help us achieve our strategic objectives.
Seasonality
Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. See “Item 5.A. Operating Results,” for a discussion of seasonality in the travel industry.
Transaction and Service Platform
Our customers can reach us for their travel-related needs through either our toll-free customer service centers or our bilingual websites located at www.ctrip.com and english.ctrip.com. In 2010, transactions executed through our websites accounted for more than 35% of our total transactions, increased slightly compared with 2009.
Customer Service Centers. Our first toll-free customer service center is located in Shanghai, China and is operated 24 hours a day, seven days a week. Our second customer service center is located in Nantong, China, which we began to use in May 2010. Customers can call our nationwide toll free number to consult with our customer service representatives, receive comprehensive, real-time hotel, flight and packaged-tour information and make travel bookings.
As of December 31, 2010, we employed approximately 7,500 customer service representatives, as compared with approximately 5,700 as of December 31, 2009. All of our customer service representatives participated in a formal training program before commencing work. Unlike some companies in the United States that outsource their customer service to third-party call centers, our customer service representatives are in-house travel specialists.
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

Internet Websites. We have a Chinese-language website located at www.ctrip.com and an English-language website located at english.ctrip.com. Our proprietary booking software is integrated with our websites, allowing a customer to complete a booking within minutes. In addition, our customers can use our editorial content for researching destinations and travel tips. In January 2011, we launched Lvping.com, a website that consolidates travel-related information for travelers, including hotel reviews, travel blogs and forums.
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
On-Site Promotions. We have on-site promotion staff in approximately 50 major cities in China. Our staff introduces and promotes Ctrip’s services by distributing membership cards and introductory brochures as well as by providing on-site registration for new customers through the use of PDA devices at various locations including airports and train and bus stations. To date, our on-site promotions have proven to be an effective marketing channel for us.
Cross-Marketing. We have entered into cross-marketing relationships with major Chinese domestic airlines, financial institutions, telecommunications service providers and other corporations.
Our airline partners recommend our products and services to their mileage program members, and allow their members to accumulate miles by staying at hotels booked through us. Our financial institution partners recommend our products and services to their debit or credit card holders, and we allow their card holders to use their cards to settle their payments for travel products purchased from us. In September 2004, we and China Merchants Bank jointly launched a dual-currency travel credit card through which holders of the credit card may book hotels, air tickets and packaged-tour products with us, and settle the payments in either RMB or U.S. dollars. Card holders are also entitled to certain VIP membership privileges with us. The total number of holders of this dual-currency travel credit card exceeded 2.4 million as of December 31, 2010. This credit card is one of the leading co-branded credit cards in terms of number of holders in China and was honored as the “Most Popular Credit Card in 2006” by VISA. In May 2007, we and Bank of China together with MasterCard International Organization jointly launched a dual-currency travel credit card through which holders of the credit card may book hotels, air tickets and packaged-tour products with us, and settle the payments in either RMB or U.S. dollars. Card holders are also entitled to high insurance coverage upon settlement of payments for our air tickets and packaged-tour products. As of December 31, 2010, the number of holders of this credit card exceeded 1 million. In August 2009, we and Ping An Bank launched a credit card through which holders of the credit cards may book hotels, air tickets and packaged-tour products with us. In addition, this credit card allows automatic conversion of all payments made by this card into Ctrip’s points, which is the first of its kind that we launched in China. As of December 31, 2010, the number of holders of this credit card exceeded 770 thousand.
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
We have registered our domain names www.ctrip.com and www.gotochina.com with www.register.com and www.opensrs.net, respectively, and the domain name www.ctrip.com.cn with China Internet Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered the trademarks “Ctrip” and “ with the Trademark Office of the PRC State General Administration for Industry and Commerce, or SAIC. We have registered the trademark “Ctrip” and “ with the Registrar of Trademarks in Hong Kong. We have also registered the trademark “Ctrip” with the Untied States Patent and Trademark Office. In 2009, we registered the trademark “ CTRIP” with the Taiwan Intellectual Property Office and with Direcção dos Serviços de Economia of Macau.

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
PRC Government Regulations
Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our affiliated PRC entities as well as certain independent air-ticketing agencies and travel agencies. Our director, chief executive officer and president, Min Fan, our officers, Jianmin Zhu, Tao Yang and Gangyi Yan, and a family member of a senior officer, Fengying Zhang, all of whom are PRC citizens, directly or indirectly own all or most of the equity interests in our affiliated Chinese entities as of December 31, 2010.
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
Regulation of Income Taxes and Financial Subsidies. See “Item 5. Operating and Financial Review and Prospects—Income Taxes and Financial Subsidies.”

C. Organizational Structure
The following table sets out the details of our significant subsidiaries as of December 31, 2010:

	Country of
Name	Incorporation	Ownership Interest
C-Travel International Limited	Cayman Islands	100%
Ctrip.com (Hong Kong) Limited	Hong Kong	100%
Ctrip Computer Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Information Technology (Nantong) Co., Ltd.	China	100%
We conduct a majority of our business through our wholly owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency, online advertising and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities. Our significant consolidated affiliated Chinese entities included Ctrip Commerce, Shanghai Huacheng and Shanghai Ctrip as of December 31, 2010.
As of December 31, 2010, Min Fan, our co-founder, shareholder, director, chief executive officer and president, Jianmin Zhu, our senior vice president, Tao Yang, our senior vice president, Gangyi Yan, our senior executive officer, and Fengying Zhang, a family member of a senior executive officer, were principal record owners of our affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint our chief financial officer, Jane Jie Sun, as attorney-in-fact to vote on all matters of our affiliated Chinese entities for a period of ten years ending in 2016.
D. Property, Plants and Equipment
Our first customer service center and principal sales, marketing and development facilities and administrative offices are located on owned premises comprising approximately 39,000 square meters in an economic development park in Shanghai, China. Our second customer service center is located in our owned premises in Nantong, China, comprising approximately 80,000 square meters. We have offices in Hong Kong, Beijing, Guangzhou, Shenzhen, Chengdu, Qingdao, Shenyang, Xiamen, Hangzhou, Wuhan, Nanjing, Sanya and Lijiang. We also maintain a sales network in approximately 50 cities in China. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.
To support our anticipated future business expansion, we have acquired the land use right to a piece of land in Nantong, Jiangsu Province in early 2008 for approximately RMB49 million. Nantong is approximately 110 kilometers north of Shanghai. In September 2008, we announced the commencement of construction of the Nantong customer service center. In December 2008, we entered into a construction agreement with Shanghai No. 1 Construction Co., Ltd. to construct the Nantong customer service center. The total contract value of the construction agreement was approximately RMB296 million. The aggregate investment for the Nantong customer service center including land costs, construction costs and other improvement costs is expected to be approximately RMB457 million. Approximately RMB342 million (US$52 million) was paid as of December 31, 2010, with the remainder expected to be paid in 2011. Nantong customer service center began operations in May 2010.

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
In 2010, we derived 42%,39%,12%, 4% and 3% of our total revenues from our hotel reservation, air ticketing, packaged tour, corporate travel and other products and services, respectively.
Major Factors Affecting the Travel Industry
A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:
Growth in the Overall Economy and Demand for Travel Services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China and the rest of the world. According to the statistical report published on the website of National Bureau of Statistics of China on February 25, 2010, the gross domestic product, or GDP, of China grew from RMB18.5 trillion (US$2.8 trillion) in 2005 to RMB33.5 trillion (US$5.1 trillion) in 2009, representing a compound annual growth rate of 16.0%. GDP per capita in the same period rose from RMB14,144 (US$2,143) to RMB25,125 (US$3,807), representing a 15.5% compound annual growth rate. This growth led to a significant increase in the demand for travel services.
According to the statistical report published on the website of National Bureau of Statistics of China on February 25, 2010, domestic tourism spending grew from RMB528.6 billion (US$80.1 billion) in 2005 to RMB1,018.4 billion (US$154.3 billion) in 2009, representing a compound annual growth of 17.8%. We anticipate that demand for travel services in China will continue to increase in the foreseeable future as the economy in China continues to grow. However, any adverse changes in economic conditions of China and the rest of the world, such as the current global financial crisis and economic downturn, could have a material adverse effect on the travel industry in China, which in turn would harm our business.
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
In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan Province, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of the sharp decrease in travel in the relevant earthquake-affected areas in Sichuan Province. In 2009, an outbreak of H1N1 influenza (swine flu) occurred in Mexico and the United States and human cases of the swine flu were discovered in China and Hong Kong. Our business and operating results were adversely affected in all cases.

Any future outbreak of SARS, avian flu, H1N1 influenza or other contagious diseases or similar adverse public health developments, extreme unexpected bad weather or severe natural disasters would affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Government advice regarding, or restrictions, on travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters could have a material adverse effect on our business and operating results.
Major Factors Affecting Our Results of Operations
Revenues
Revenues Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our total revenues grew from RMB834 million in 2006 to RMB3.1 billion (US$465 million) in 2010, representing a compound annual growth rate of 44%.
We generate our revenues primarily from the hotel reservation and air-ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2008	2009	2010
Revenues:
Hotel reservation	48%	44%	42%
Air ticketing	41%	41%	39%
Packaged-tour*	7%	8%	12%
Corporate travel	3%	4%	4%
Others	1%	3%	3%
Total revenues	100%	100%	100%

*	Certain of our packaged-tour revenues were recorded on a gross basis. See “— Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”
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
Hotel Reservation. Revenues from our hotel reservation business have been our primary source of revenues since our inception. In 2008, 2009 and 2010, revenues from our hotel reservation business accounted for RMB756 million, RMB941 million and RMB1.3 billion (US$194 million), respectively, or 48%, 44% and 42%, respectively, of our total revenues.
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

Air-Ticketing. Since early 2002, our air-ticketing business has been growing rapidly. In 2008, 2009 and 2010, revenues from our air-ticketing business accounted for RMB645 million, RMB868 million and RMB1.2 billion (US$183 million), respectively, or 41%, 41% and 39% respectively, of our total revenues.
We conduct our air-ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent air-ticketing service companies. Commissions from air-ticketing services rendered are recognized after air tickets are issued.
Packaged-tour. Our packaged-tour business has grown rapidly in the past three years. In 2008, 2009 and 2010, revenues from our packaged-tour business accounted for RMB109 million, RMB176 million and RMB380 million (US$58 million), respectively. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as net revenues after the packaged-tour services are rendered. Our consolidated affiliated entities also, from time to time, act as principal in connection with the packaged-tour services provided by them. When they act as principal, they recognize gross amounts received from customers as revenues after the packaged-tour services are rendered.
Corporate Travel. Corporate travel revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. In 2008, 2009 and 2010, revenues from our corporate travel services accounted for RMB56 million, RMB83 million and RMB130 million (US$20 million), respectively. Commissions from air-ticketing services rendered are recognized after air tickets are issued. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Commissions from tour package services rendered are recognized on a net basis after the packaged-tour service are rendered and collections are reasonably assured.
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
Cost of Revenues
Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation, telecommunication expenses, credit card charges and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 61%, 62% and 60% of our cost of revenues in 2008, 2009 and 2010, respectively. Telecommunication expenses accounted for 14%, 12% and 10% of our cost of revenues in 2008, 2009 and 2010, respectively. Credit card charges accounted for 15%, 16% and 19% of our cost of revenues in 2008, 2009 and 2010, respectively.
Cost of revenues accounted for 22%, 23% and 22% of our net revenues in 2008, 2009 and 2010, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. The decrease of percentage of cost of revenues over net revenues in 2010 was largely due to the increased efficiency of our customer service.

Operating Expenses
Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, all of which include share-based compensation expense. In 2010, we recorded RMB243 million (US$37 million) of share-based compensation expense compared to RMB129 million and RMB131 million for 2008 and 2009, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.
Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain and monitor our transaction and service platform. Product development expenses accounted for 16%, 16% and 16% of our net revenues in 2008, 2009 and 2010, respectively. The product development expenses as a percentage of net revenues in 2010 remained consistent with that in 2009.
Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, commissions for our marketing partners for referring customers to us, and production costs of marketing materials and membership cards. Our sales and marketing expenses accounted for 19%, 17% and 16% of our net revenues in 2008, 2009 and 2010, respectively. The decrease of sales and market expenses as a percentage of net revenues in 2010 was primarily due to our increased efficiently in the use of our sales and marketing resources.
General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 12%, 10% and 10% of our net revenues in 2008, 2009 and 2010, respectively. The general and administrative expenses as a percentage of net revenues in 2010 remained consistent with that in 2009.
Foreign Exchange Risk
We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”
Income Taxes and Financial Subsidies
Income Taxes. Our effective income tax rate was 19%, 17% and 17% for 2008, 2009 and 2010, respectively. Prior to December 31, 2007, pursuant to the applicable tax laws in China, companies established in China were generally subject to EIT at a statutory rate of 33%. The 33% EIT rate applied to our subsidiaries and affiliated Chinese entities established in China, except for our subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information, and our consolidated affiliated Chinese entity, Shenzhen Ctrip Travel Agency Co., Ltd., or Shenzhen Ctrip, as discussed below.
On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the new EIT Law, which became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Under the EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. For certain enterprises established in special economic zones, including Pudong New Area, a transitional preferential income tax rate of 18%, 20%, 22%, 24% and 25% for the respective five-year transition period is allowed. The decrease in the effective tax rate for 2009 from 2008 was primarily due to the decrease in the amount of non tax-deductible share-based compensation as a percentage to our income as a whole. The effective tax rate for 2010 remained consistent with that in 2009
On April 14, 2008, the Ministry of Science and Technology and the Ministry of Finance and the SAT jointly issued Guokefahuo (2008) No.127, “Administrative Measures for Assessment of High and New Technology Enterprises,” or the Measures, and “Catalogue of High and New Technology Domains Strongly Supported by the State,” or the Catalogue, each of which is retroactively effective as of January 1, 2008. The Measures mainly set forth general guidelines regarding criteria as well as application procedures for qualification as a “high and new technology enterprise” under the EIT Law.

Pursuant to the EIT Law, companies established in China were generally subject to EIT at a statutory rate of 25%. The 25% EIT rate applies to our subsidiaries and affiliated Chinese entities established in China, except for Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information, which are our subsidiaries, and Shenzhen Ctrip, which is our consolidated affiliated Chinese entity.
•
In 2008, Ctrip Computer Technology was designated as a “high and new technology enterprise” by the relevant PRC government authorities and thus was entitled to a preferential EIT rate of 15% from 2008 to 2010.

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

•
In the fourth quarter of 2007, Ctrip Travel Network was designated as a “software development company” and thus obtained from the relevant tax bureau a 50% reduction of its statutory and local income tax rate from 2007 to 2009. In 2008, Ctrip Travel Network was designated as a “high and new technology enterprise” by the relevant PRC government authorities. As a result, Ctrip Travel Network was entitled to a preferential EIT rate of 12.5% for 2008 and 2009 and 15% for 2010.

•
In 2008, Software Hotel Information was designated as a “high and new technology enterprise” by the relevant PRC government authorities and thus was entitled to a preferential EIT rate of 15% from 2008 to 2010.

•
Shenzhen Ctrip enjoyed a preferential tax rate of 15% before 2008 as it is registered in Shenzhen, a special economic zone of China. Under the current EIT law, Shenzhen Ctrip is entitled to a transitional tax rate which will gradually increase to 25% from 2008 to 2012. The applicable tax rate for Shenzhen Ctrip in 2008, 2009 and 2010 was 18%, 20% and 22%, respectively.

Financial Subsidies. In 2008, 2009 and 2010, our subsidiaries in China received business tax rebates in the form of financial subsidies from the government authorities in Shanghai in the amount of approximately RMB24 million, RMB54 million and RMB64 million (US$10 million), respectively, which we recorded as other income on a cash basis. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive business tax rebates or other financial subsidies in the future.
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
Revenue Recognition. We describe our revenue recognition policies in our consolidated financial statements. We apply ASC 605 “Revenue Recognition” to our policies for revenue recognition and presentation of consolidated statement of income and comprehensive income. The factors we have considered include whether we are able to achieve the pre-determined specific performance targets by travel suppliers for recognition of the incentive commissions in addition to the fixed-rate and our risk of loss due to obligations for cancelled hotel and airline ticket reservations. As we operate primarily as an agent to the travel suppliers and our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal, we recognize commissions on a net basis.
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
Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. ASC 350 “Intangibles—Goodwill and Other,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For 2008, 2009 and 2010, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets based on the expanding and prospective business of our subsidiaries and affiliated Chinese entities. As of December 31, 2008, 2009 and 2010, there were no circumstances or events that indicated that the assets may be impaired. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.
Customer Rewards Program. We offer a customer rewards program that allows customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize liabilities and corresponding expenses for the related future obligations. As of December 31, 2008, 2009 and 2010, our accrued balance for the customer rewards program were approximately RMB58 million, RMB88 million and RMB121 million (US$18 million), respectively. Our expenses for the customer rewards program were approximately RMB55 million, RMB76 million and RMB94 million (US$14 million) for the years ended December 31, 2008, 2009 and 2010. We estimate our liabilities under our customer rewards program based on accumulated membership points and our estimate of probability of redemption. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense.
Share-Based Compensation. We follow ASC 718 “Stock Compensation,” using the modified prospective method. Under the fair value recognition provisions of ASC 718, we recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.
Under ASC 718, we applied the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, and the pre-vesting option forfeiture rate. Expected life is based on historical exercise patterns, which we believe are representative of future behavior, or calculated by using the simplified method. We estimate expected volatility at the date of grant based on historical volatility. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical patterns of our stock options granted, exercised and forfeited. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period. See Note 2—”Share-based compensation” in the consolidated financial statements for additional information. According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2008, 2009 and 2010, we recorded deferred tax assets of RMB9 million, RMB23 million and RMB37 million (US$6 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2009 and 2010, it is more likely than not that the deferred tax assets resulting from the net operating losses of certain subsidiary will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.
Allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. We provide a general provision for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectibility of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility. As of the end of December 31, 2008, 2009 and 2010, the allowance for doubtful accounts was RMB12 thousand, RMB3.6 million and RMB5.7 million (US$0.9 million), respectively.
Results of Operations
The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2008		2009		2010
	RMB		RMB		RMB	US$
	(in thousands)%		(in thousands)%		(in thousands)	(in thousands)%
Revenues:
Hotel reservation	755,733	51	940,682	47	1,278,044	193,643	44
Air ticketing	645,489	44	868,379	44	1,206,921	182,867	42
Packaged-tour(1)	109,245	7	175,867	9	380,307	57,622	13
Corporate travel	56,149	4	83,137	4	129,658	19,645	5
Others	21,723	1	54,497	3	71,783	10,876	2
Total revenues(2)	1,588,339	107	2,122,562	107	3,066,713	464,653	106
Less: Business tax and related surcharges	(106,335)	(7)	(134,555)	(7)	(185,480)	(28,103)	(6)
Net revenues	1,482,004	100	1,988,007	100	2,881,233	436,550	100
Cost of revenues	(326,610)	(22)	(450,603)	(23)	(625,261)	(94,737)	(22)
Gross profit	1,155,394	78	1,537,404	77	2,255,972	341,813	78
Operating expenses:
Product development(3)	(235,800)	(16)	(308,452)	(16)	(453,853)	(68,766)	(16)
Sales and marketing(3)	(286,693)	(19)	(345,289)	(17)	(453,293)	(68,681)	(16)
General and administrative(3)	(171,694)	(12)	(196,297)	(10)	(294,701)	(44,652)	(10)
Total operating expenses	(694,187)	(47)	(850,038)	(43)	(1,201,847)	(182,099)	(42)
Income from operations	461,207	31	687,366	35	1,054,125	159,714	37
Interest income	31,100	2	17,393	1	37,586	5,695	1
Other income	54,945	4	60,801	3	99,126	15,019	3
Income before income tax expense equity in income of affiliates and noncontrolling interest	547,252	37	765,560	39	1,190,837	180,428	41
Income tax expense	(102,914)	(7)	(131,658)	(7)	(205,017)	(31,063)	(7)
Equity in income of affiliates	—	—	32,869	2	66,172	10,026	2
Net Income	444,338	30	666,771	34	1,051,992	159,391	37
Less: Net income attributable to noncontrolling interests	(230)	—	(7,797)	—	(3,922)	(594)	—
Net income attributable to Ctrip’s shareholders	444,108	30	658,974	33	1,048,070	158,797	36

(1)	Certain of our packaged-tour revenues were booked on a gross basis. See “— Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”

(2)	Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the presentation of 2010 financial information.

(3)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2008		2009		2010
	RMB		RMB		RMB	US$
	(in thousands)%		(in thousands)%		(in thousands)	(in thousands)%
Product development	(32,666)	(2)	(33,863)	(2)	(64,254)	(9,735)	(2)
Sales and marketing	(18,816)	(1)	(18,864)	(1)	(33,203)	(5,031)	(1)
General and administrative	(77,035)	(5)	(77,802)	(4)	(145,104)	(21,986)	(5)
Any discrepancies in the above table between the amounts/percentages identified as total amounts/percentages and the sum of the amounts/percentages listed therein are due to rounding.
2010 compared to 2009
Revenues
Total revenues were RMB3.1 billion (US$465 million) in 2010, an increase of 44% over RMB2.1 billion in 2009. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets sold in 2010.
Hotel Reservation. Revenues from our hotel reservation business increased by 36% to RMB1.3 billion (US$194 million) in 2010 from RMB941 million in 2009, primarily as a result of the continued rapid growth in our hotel room nights sales volume and the increase in the average commission per room night in 2010. The total number of hotel room nights sold in 2010 increased by 31% from 2009.
Air-Ticketing. Revenues from our air-ticketing business increased by 39% to RMB1.2 billion (US$183 million) in 2010 from RMB868 million in 2009, primarily due to strong growth of air tickets sales volume as we continued to significantly expand our air ticketing capabilities and the increase in the average commission per airline ticket sold in 2010. The total number of air tickets sold in 2010 increased by 28% from 2009.
Packaged-tour. Packaged-tour revenues increased by 116% to RMB380 million (US$58 million) in 2010 from RMB176 million in 2009, primarily due to the continued growth of our packaged-tour business product and service offerings and the contribution of HKWOT (BVI) Limited after being acquired by us in May 2010.
Corporate Travel. Corporate travel revenues increased by 56% to RMB130 million (US$20 million) in 2010 from RMB83 million in 2009, primarily due to the increased corporate travel demand from our corporate clients.
Other businesses. Revenues from other businesses increased by 32% to RMB72 million (US$11 million) in 2010 from RMB54 million in 2009, primarily due to the consolidation of the results of operations of ezTravel since April 2009 and Wing On Travel since May 2010, and the increased revenues from advertising services.
Business tax and related surcharges
Our business tax and related surcharges increased by 38% to RMB185 million (US$28 million) in 2010 from RMB135 million in 2009 as a result of the increases in revenues in all of our business lines.
Cost of Revenues
Cost of revenues in 2010 increased by 39% to RMB625 million (US$95 million) from RMB451 million in 2009. This increase was primarily attributable to increased costs associated with the rapid growth of air-ticketing and packaged-tour businesses and the expansion of our hotel reservation business. Additionally, our customer service personnel increased to approximately 7,500 in 2010 from approximately 5,700 in 2009.

Operating Expenses
Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.
Product Development. Product development expenses increased by 47% to RMB454 million (US$69 million) in 2010 from RMB308 million in 2009, primarily due to an increase in product development personnel to approximately 2,700 employees in 2010 from approximately 2,200 employees in 2009 as we expanded our air ticketing and packaged-tour businesses.
Sales and Marketing. Sales and marketing expenses increased by 31% to RMB453 million (US$69 million) in 2010 from RMB345 million in 2009, primarily attributable to the increase in advertisement expenses, marketing and promotion expenses, salary and benefit expenses of our sales and marketing personnel in 2010.
General and Administrative. General and administrative expenses increased by 50% to RMB295 million (US$45 million) in 2010 from RMB196 million in 2009, primarily due to the increase in general and administrative personnel compensation expenses.
Equity in income of affiliates
Equity in income of affiliates increased by 101% to RMB66 million (US$10 million) in 2010 from RMB33 million in 2009 due to the increase in proportional equity pick-up of the investment in Home Inns’ results of operations.
Interest Income
Interest income increased by 116% to RMB38 million (US$6 million) in 2010 from RMB17 million in 2009 due to the increased cash generated from operations and cash received from our equity offering in 2010.
Other Income
Other income increased by 63% to RMB99 million (US$15 million) in 2010 from RMB61 million in 2009, primarily due to increases in foreign exchange gain and subsidy income.
Income Tax Expense
Income tax expense was RMB205 million (US$31 million) in 2010, an increase of 56% over RMB132 million in 2009, primarily due to the increase in our taxable income. Our effective income tax rate in 2010 was 17%, which remained consistent with that in 2009.
2009 compared to 2008
Revenues
Total revenues were RMB2.1 billion in 2009, an increase of 34% over RMB1.6 billion in 2008. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets sold in 2009.
Hotel Reservation. Revenues from our hotel reservation business increased by 24% to RMB941 million in 2009 from RMB756 million in 2008, primarily as a result of the continued rapid growth in our hotel room nights sales volume, which was partially offset by a decrease in the average commission per room night in 2009. The total number of hotel room nights sold in 2009 increased by 31% from 2008.
Air-Ticketing. Revenues from our air-ticketing business increased by 35% to RMB868 million in 2009 from RMB645 million in 2008, primarily due to strong growth of air tickets sales volume as we continued to significantly expand our air ticketing capabilities, which was partially offset by a decrease in the average commission per airline ticket sold in 2009. The total number of air tickets sold in 2009 increased by 30% from 2008.
Packaged-tour. Packaged-tour revenues increased by 61% to RMB176 million in 2009 from RMB109 million in 2008, primarily due to the continued growth of our packaged-tour business product and service offerings.

Corporate Travel. Corporate travel revenues increased by 48% to RMB83 million in 2009 from RMB56 million in 2008, primarily due to the increased corporate travel demand from our corporate clients.
Other businesses. Revenues from other businesses increased by 151% to RMB54 million in 2009 from RMB22 million in 2008, primarily due to the consolidation of the results of operations of Software Hotel Information since late 2008 and the increased sales of aviation casualty insurance and advertising services.
Business tax and related surcharges
Our business tax and related surcharges increased by 27% to RMB135 million in 2009 from RMB106 million in 2008 as a result of the increases in revenues in all of our business lines.
Cost of Revenues
Cost of revenues in 2009 increased by 38% to RMB451 million from RMB327 million in 2008. This increase was primarily attributable to increased costs associated with the rapid growth of air-ticketing and packaged-tour businesses and the expansion of our hotel reservation business. Additionally, our customer service personnel increased to approximately 5,700 in 2009 from approximately 5,000 in 2008.
Operating Expenses
Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.
Product Development. Product development expenses increased by 31% to RMB308 million in 2009 from RMB236 million in 2008, primarily due to an increase in product development personnel to approximately 2,200 employees in 2009 from approximately 2,000 employees in 2008 as we expanded our air ticketing and packaged-tour businesses.
Sales and Marketing. Sales and marketing expenses increased by 20% to RMB345 million in 2009 from RMB287 million in 2008, primarily attributable to the increase in advertisement expenses, marketing and promotion expenses, salary and benefit expenses of our sales and marketing personnel in 2009.
General and Administrative. General and administrative expenses increased by 14% to RMB196 million in 2009 from RMB172 million in 2008, primarily due to the increase in general and administrative personnel compensation expenses.
Equity in income of affiliates
Equity in income of affiliates of RMB33 million in 2009 represents proportional equity pick-up of the investment in Home Inns’ results of operations.
Interest Income
Interest income decreased by 44% to RMB17 million in 2009 from RMB31 million in 2008 due to the significant decrease in interest rates.
Other Income
Other income increased by 11% to RMB61 million in 2009 from RMB55 million in 2008, primarily due to increases in subsidy income.
Income Tax Expense
Income tax expense was RMB132 million in 2009, an increase of 28% over RMB103 million in 2008, primarily due to the increase in our taxable income, which was offset by the decrease in our effective income tax rate in 2009. Our effective income tax rate in 2009 was 17%, as compared to 19% in 2008, primarily due to a decrease in the amount of non tax-deductible share-based compensation charges as a percentage to our income as a whole.

B. Liquidity and Capital Resources
Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US $
		(in thousands)
Net cash provided by operating activities	590,879	1,027,588	1,550,218	234,881
Net cash used in investing activities	(498,727)	(762,367)	(2,440,400)	(369,758)
Net cash (used in)/provided by financing activities	(72,088)	96,858	1,625,348	246,265
Effect of foreign exchange rate changes on cash and cash equivalents	(14,655)	2,712	(15,849)	(2,400)
Net increase in cash and cash equivalents	5,409	364,791	719,317	108,988
Cash and cash equivalents at beginning of year	1,064,418	1,069,827	1,434,618	217,366
Cash and cash equivalents at end of year	1,069,827	1,434,618	2,153,935	326,354
Net cash provided by operating activities was RMB1.6 billion (US$235 million) in 2010, compared to RMB1 billion in 2009 and RMB591 million in 2008, primarily due to the increase in our net income resulting from our increased transaction volume.
Net cash used in investing activities amounted to RMB2.4 billion (US$370 million) in 2010, compared to net cash used in investing activities of RMB762 million in 2009. This increase in 2010 was primarily due to our acquisition of new businesses and investment in Wing On Travel, China Lodging Group, and other companies, and the cash used in connection with the construction of our Nantong customer service center. Net cash used in investing activities amounted to RMB762 million in 2009, compared to net cash used in investing activities of RMB499 million in 2008. This increase in 2009 from 2008 was primarily due to our acquisition of new business and investment in Home Inns.
Net cash provided by financing activities amounted to RMB1.6 billion (US$246 million) in 2010, compared to net cash provided by financing activities of RMB97 million in 2009 and net cash used in financing activities of RMB72 million in 2008. Our cash used in financing activities in 2008 primarily related to the dividend that we paid in 2008, and we did not make any dividend payment in 2009 and 2010. The increase of net cash provided by financing activities in 2010 was mainly due to cash received from issuance of ordinary shares and employees’ exercise of share options.
Capital Resources
As of December 31, 2010, our primary source of liquidity was RMB3.6 billion (US $539 million) of cash, cash equivalents and short-term investment. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.
As of December 31, 2010, our primary capital commitment was RMB13.7 million (US$2.1 million) in connection with capital expenditures of property, equipment and software.
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

D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
In connection with our air ticketing business, we are required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits or to provide other guarantees in order to obtain blank air tickets. As of December 31, 2010, the amount under these guarantee arrangements was approximately RMB660 million (US$100 million).
Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.
F. Tabular Disclosure of Contractual Obligations
The following sets forth our contractual obligations as of December 31, 2010:

	Payments Due by Period
		Less Than 1	1-3	3-5	More Than 5
	Total	Year	Years	Years	Years
	(in RMB thousands)
Operating lease obligations	65,587	35,061	25,896	4,270	360
Purchase obligations	133,810	130,313	3,497	—	—
Liabilities incurred for investment	5,100	5,100	—	—	—
	204,497	170,474	29,393	4,270	360
Operating lease obligations for the years 2011, 2012, 2013, 2014, 2015 and 2016 are RMB35.1 million, RMB18.4 million, RMB7.4 million, RMB3.4 million, RMB0.9 million and RMB0.4 million, respectively. Rental expenses amounted to approximately RMB17 million, RMB26 million and RMB46 million (US$6.9 million) for the years ended December 31, 2008, 2009 and 2010, respectively. Rental expense is charged to the statements of income when incurred.
We have outstanding purchase obligations totaling RMB134 million (US$20 million), which are mainly related to the construction of our Nantong customer service center. While the table above indicates our contractual obligations as of December 31, 2010, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.
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

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors described under “Item 3.D. Risk Factors,” including the following risks:
•
slow-down of economic growth in China and the global economic downturn could have a material and adverse effect on our business, and may materially and adversely affect our business growth and profitability;

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

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry in Greater China;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.;

•	inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations.; and

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
A. Directors and Senior Management
The names of our current directors and senior management, their ages as of the date of this annual report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	41	Co-founder; Chairman of the Board
Min Fan	46	Co-founder; President; Chief Executive Officer; Executive Director
Jane Jie Sun	42	Chief Financial Officer
Neil Nanpeng Shen(1)	43	Co-founder; Independent Director
Qi Ji	44	Co-founder; Independent Director
Gabriel Li(1)	43	Deputy Chairman of the Board, Independent Director
JP Gan(1) (2)	39	Independent Director
Suyang Zhang(2)	52	Independent Director
Jianmin Zhu	42	Senior Vice President
Tao Yang	35	Senior Vice President
Maohua Sun	39	Senior Vice President
James Lan Tang	43	Senior Vice President
Shaw Xiaoliang Ding	46	Vice President
Cindy Xiaofan Wang	36	Vice President
Yuxiang Zhuang	35	Vice President
Dongjie Guo	44	Vice President
Hao Jiang	37	Vice President

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.
Pursuant to the current articles of association of our company, our board of directors shall consist of no more than nine directors, including (i) three directors appointed by our co-founders consisting of Messrs James Jianzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan, subject to the approval of a majority of our independent directors; and (ii) one director who is the then current chief executive officer of our company. Each of our directors will hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.
Biographical Information
James Jianzhang Liang is one of the co-founders of our company. Mr. Liang served as our chief executive officer from 2000 to January 2006 and has served as a member of our board of directors since our inception. He has been the chairman of our board since August 2003. Prior to founding our company, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns and 51job.com Inc. listed on Nasdaq. Mr. Liang received his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.
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
Jane Jie Sun has served as our chief financial officer since December 2005. Ms. Sun has extensive experience in SEC reporting, finance and accounting. Prior to joining us, Ms. Sun served as the head of the SEC and external reporting division of Applied Materials, Inc., where she worked from 1997 to 2005. Prior to joining Applied Materials, Inc., Ms. Sun worked with KPMG LLP in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a member of the State of California Certified Public Accountants. Ms. Sun currently serves on the board of TAL Education Group, a company listed on the New York Stock Exchange. Ms. Sun received her Bachelor’s degree in Accounting from University of Florida with High Honors. She also attended Beijing University Law School and obtained an LLM degree.

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen served as our chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding our company, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is the co-chairman of Home Inns, an independent director of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China, and a non-executive director of E-House (China) Holdings Limited, a leading real estate services company based in China and listed in the New York Stock Exchange, a non-executive director of China Real Estate Information Group, listed on Nasdaq, a non-executive director of Peak Sports, a Hong Kong listed sports apparel company in China, a non-executive director of China Nuokang Bio-Pharmaceutical, listed on Nasdaq, a non-executive director of Le Gaga Holdings Limited listed on Nasdaq, a non-executive chairman of Mecox Lane Limited listed on Nasdaq as well as an independent director of American Dairy Inc. an NYSE-listed infant milk powder company in China. He was awarded “Economic Figure of the Year” by CCTV in 2006 and was voted as the Top Venture Capitalist in China by Zero2IPO, Forbes Magazine and Global Entrepreneur Magazine. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.
Qi Ji is one of the co-founders of our company. He has served as our director since our inception. Mr. Ji is the executive chairman of China Lodging Group, Limited, or Hanting, a leading economy hotel chain in China. He was the chief executive officer of Home Inns from 2002 to January 2005. He was the chief executive officer and the president of our company from 1999 to early 2002 consecutively. Prior to founding our company, he served as the chief executive officer of Shanghai Sunflower High-Tech Group which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. He received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.
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
JP Gan has served as our director since 2002. Mr. Gan is a managing director and a member of investment committee of Qiming Venture Partners. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong corporation, a Nasdaq-listed wireless Internet company. Prior to joining KongZhong, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at Price Waterhouse in the United States from 1994 to 1997. Mr. Gan is an independent director of Cogo Group, Inc, a Nasdaq-listed company. Mr. Gan obtained his Masters of Business Administration from the University Of Chicago Graduate School of Business and his Bachelor of Business Administration from the University of Iowa. He is a Certified Public Accountant in the United States.
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
James Lan Tang has served as our vice president since April 2005 and was promoted to serve as our senior vice president in January 2011. Prior to joining us, he worked as a marketing manager in Perfetti Van Melle Co. Ltd. in Shanghai from 2000 to 2005. Prior to that, Mr. Tang worked as a marketing manager and a financial analysis manager at YueSai Kan—Coty Cosmetics Inc. in Shanghai from 1997 to 2000. Mr. Tang received his Bachelor’s degree from Shanghai Jiao Tong University and Master’s degree in Economics from Virginia Commonwealth University in the United States.
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
Cindy Xiaofan Wang has served as our vice president since January 2008. Ms. Wang joined us in 2001 and has held a number of managerial positions at our company. Prior to joining us, she served as finance manager in China eLabs, a venture capital firm from 2000 to 2001. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Ms. Wang received her Master’s degree from Catholic University Leuven, Belgium and her Bachelor’s degree from Shanghai Jiao Tong University.
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
B. Compensation
We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$552,894 in 2010. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “—Employee’s Stock Option Plans” for options granted to our directors in 2010.
We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$1,116,894 in 2010. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2010 aggregate compensation amount. See “—Employee’s Stock Option Plans” for options granted to our executive officers in 2010.

Employee’s Share Incentive Plans
Our board of directors has adopted four share incentive plans, namely, the 2007 Share Incentive Plan, or the 2007 Plan, the 2005 Employee’s Stock Option Plan, or the 2005 Plan, the 2003 Employee’s Option Plan, or the 2003 Plan, and the 2000 Employee’s Stock Option Plan, or the 2000 Plan. The terms of the 2005 Plan, the 2003 Plan and the 2000 Plan are substantially similar. The purpose of the plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers and directors and to promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.
As of February 28, 2011, the 2005 Plan, the 2003 Plan and the 2000 Plan have all terminated and there were 1,348,610 options issued and outstanding under the 2005 Plan. Under the 2007 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to awards was 5,000,000 as of the first business day of 2011, with annual increases of 1,000,000 ordinary shares on the first business day of each subsequent calendar year until the termination of the plan. Under the 2007 Plan, 3,053,627 options and 8,100 restricted share units were issued and outstanding as of February 28, 2011.
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
In February 2010, our compensation committee approved an option modification to extend the expiration dates of all stock options granted in and after 2007 to eight years after the respective original grant dates of these options.
The following table summarizes, as of February 28, 2011, the outstanding options and restricted share units granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other optionees in the aggregate. The table gives effect to the amendments described above.

	Ordinary Shares
	Underlying Options	Exercise Price
	Granted	(US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	76,667	19.455	January 24, 2005	January 24, 2013
	100,000	26.225	December 9, 2005	December 9, 2013
	16,667	58.39	February 13, 2007	February 13, 2015
	33,333	38.16	February 13, 2007	February 10, 2017
	50,000	38.16	January 7, 2008	February 10, 2017
	20,000	37.56	January 23, 2009	January 23, 2017
	20,000	96.70	September 1, 2009	September 1, 2017
	40,000	125.16	January 29, 2010	January 29, 2018
Qi Ji	4,444	38.16	August 13, 2007	February 10, 2017
	10,000	125.16	January 29, 2010	January 29, 2018
Neil Nanpeng Shen	40,000	19.455	January 24, 2005	January 24, 2013
	7,000	58.39	February 13, 2007	February 13, 2015
	14,000	38.16	February 13, 2007	February 10, 2017
	15,000	125.16	January 29, 2010	January 29, 2018
Min Fan	100,000	26.225	December 9, 2005	December 9, 2013
	66,667	58.39	February 13, 2007	February 13, 2015
	133,333	38.16	February 13, 2007	February 10, 2017
	250,000	38.16	January 7, 2008	February 10, 2017
	100,000	37.56	January 23, 2009	January 23, 2017
	100,000	96.70	September 1, 2009	September 1, 2017
	200,000	125.16	January 29, 2010	January 29, 2018

	Ordinary Shares
	Underlying Options	Exercise Price
	Granted	(US$/Share)	Date of Grant	Date of Expiration
Jane Jie Sun	50,000	26.225	December 9, 2005	December 9, 2013
	33,333	58.39	February 13, 2007	February 13, 2015
	66,667	38.16	February 13, 2007	February 10, 2017
	150,000	38.16	January 7, 2008	February 10, 2017
	60,000	37.56	January 23, 2009	January 23, 2017
	60,000	96.70	September 1, 2009	September 1, 2017
	120,000	125.16	January 29, 2010	January 29, 2018
JP Gan	14,000	38.16	February 13, 2007	February 10, 2017
	15,000	125.16	January 29, 2010	January 29, 2018
Suyang Zhang	7,000	58.39	February 13, 2007	February 13, 2015
	14,000	38.16	February 13, 2007	February 10, 2017
	15,000	125.16	January 29, 2010	January 29, 2018
Gabriel Li	7,000	58.39	February 13, 2007	February 13, 2015
	14,000	38.16	February 13, 2007	February 10, 2017
	15,000	125.16	January 29, 2010	January 29, 2018
Other Employees	2,372,226	From 19.455 to 154.56	From January 24, 2005	From January 24, 2013
			to December 14, 2010	to December 14, 2018
Total	4,410,337
As of February 28, 2011, no outstanding restricted share units under our 2007 Plan were granted to the individual executive officers and directors, and the outstanding restricted share units under our 2007 Plan granted to other individuals were 8,100.
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
C. Board Practices
In 2010, our directors held meetings or passed resolutions by unanimous written consent seven times. No director participated in fewer than 75% of all the meetings of our board and its committees on which he served. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules.

Committees of the Board of Directors
Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relatively to the adequacy of our internal accounting controls.
As of the date of this annual report, our audit committee consists of Messrs. Gan, Li and Shen. All of these directors meet the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The independence definition under Rules 5605 of the Nasdaq Rules is met by Messrs. Gan, Li and Shen. In addition, all the members of our audit committee qualify as “audit committee financial experts” as defined in the relevant Nasdaq Rules. In 2010, our audit committee held meetings or passed resolutions by unanimous written consent four times.
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
As of the date of this annual report, our compensation committee consists of Messrs. Zhang and Gan, both of whom meet the “independence” definition under the Nasdaq Rules. In 2010, our compensation committee held six meetings.
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
D. Employees
As of December 31, 2010, we had approximately 12,600 employees, including approximately 700 in management and administration, approximately 7,500 in our customer service centers, approximately 1,700 in sales and marketing, and approximately 2,700 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Guangzhou and Shenzhen, and we have certain on-site sales and marketing staffs in approximately 50 major cities in China. We consider our relations with our employees to be good.
E. Share Ownership
As of February 28, 2011, 35,890,957 of our ordinary shares were issued and outstanding (excluding the 1,287,909 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). As of the same date, there were 4,402,237 options and 8,100 restricted share units issued and outstanding under our 2005 Plan and 2007 Plan, which, once vested, are exercisable for the equivalent amount of our ordinary shares. Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, taking into account the aggregate number of ordinary shares underlying share options that were outstanding as of, and exercisable within 60 days after, February 28, 2011, by each of our directors and senior management. For information regarding share options granted to our directors and senior executive officers, see “Item 6.B. Compensation.” Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares
	Beneficially Owned(1)
	Number	%(2)
Directors and Senior Management:
James Jianzhang Liang(3)	672,222	1.9%
Min Fan(4)	479,870	*
Jane Jie Sun(5)	197,778	*
Neil Nanpeng Shen(6)	188,583	*
James Lan Tang(7)	36,686	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%(8)	178,927	*
All directors and officers as a group(9)	1,754,067	4.8%
Principal Shareholders:
FMR LLC and Edward Johnson 3rd(10)	3,841,378	10.7%
T. Rowe Price Associates, Inc. (11)	3,637,610	10.1%
Entities affiliated with Morgan Stanley(12)	3,524,088	9.8%
Entities affiliated with Lone Spruce, L.P. (13)	1,973,308	5.5%
Entities affiliated with Artisan Partners Holdings L.P. (14)	1,916,377	5.3%

*	Less than 1% of our total outstanding ordinary shares.

Notes:	(1) Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 35,890,957, being the number of ordinary shares outstanding as of February 28, 2011, and the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after February 28, 2011.

(3)	Includes 433,333 ordinary shares held by Mr. Liang and 238,889 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2011 held by Mr. Liang.

(4)
Includes 107,648 ordinary shares held by Perfectpoint International Limited, a British Virgin Islands company owned by Mr. Fan and 372,222 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2011 held by Mr. Fan.

(5)	Includes 197,778 ordinary shares held by Ms. Sun that were issuable upon exercise of options exercisable within 60 days after February 28, 2011.

(6)
Includes 132,250 ordinary shares held by Mr. Shen and Smart Master International Limited, a British Virgin Islands company owned by Mr. Shen and 56,333 ordinary shares that were issuable upon exercise of options exercisable within 60 days after December 31, 2010 held by Mr. Shen. Mr. Shen’s business address is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.

(7)	Includes 17,425 ordinary shares held by Mr. Tang and 19,261 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2011 held by Mr. Tang.

(8)
Includes 34,250 ordinary shares and 144,677 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2011 held by twelve of our current directors and executive officers, excluding Mr. Dongjie Guo, as a group.

(9)
Includes 724,906 ordinary shares and 1,029,161 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2011 held by all of our current directors and executive officers, other than Mr. Dongjie Guo, as a group.

(10)
Includes 3,841,378 ordinary shares held by FMR LLC and Edward Johnson 3rd. Information regarding beneficial ownership is reported as of December 31, 2010, based on the information contained in the Schedule 13G/A filed by FMR LLC and Edward Johnson 3rd with the SEC on February 14, 2010. Please see the Schedule 13G/A filed by FMR LLC and Edward Johnson 3rd with the SEC on February 14, 2010 for information relating to FMR LLC and Edward Johnson 3rd. Their business address for FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109, the United States of America.

(11)
Includes 3,637,610 ordinary shares held by T. Rowe Price Associates, Inc. Information regarding beneficial ownership is reported as of December 31, 2010, based on the information contained in the Schedule 13G filed by T. Rowe Price Associates Inc. with the SEC on February 9, 2011. Please see the Schedule 13G filed by T. Rowe Price Associates Inc. with the SEC on February 9, 2011 for information relating to T. Rowe Price Associates, Inc. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202, the United States of America.

(12)
Includes 3,524,088 ordinary shares held by entities affiliated with Morgan Stanley, which we refer to collectively as Morgan Stanley. Information regarding beneficial ownership is reported as of December 31, 2010, based on the information contained in the Schedule 13G/A filed by Morgan Stanley with the SEC on February 9, 2011. Please see the Schedule 13G/A filed by Morgan Stanley with the SEC on February 9, 2011 for information relating to Morgan Stanley. The address for Morgan Stanley is 1585 Broadway, New York, NY 10036, the United States of America.

(13)
Includes 1,973,308 ordinary shares held by entities affiliated with Lone Spruce, L.P., which we refer to collectively as Lone Spruce. Information regarding beneficial ownership is reported as of February 14, 2011, based on the information contained in the Schedule 13G filed by Lone Spruce with the SEC on February 24, 2011. Please see the Schedule 13G filed by Lone Spruce with the SEC on February 24, 2011 for information relating to Lone Spruce. The address for Lone Spruce is Two Greenwich Plaza, Greenwich, Connecticut 06830, the United States of America.

(14)
Includes 1,916,377 ordinary shares held by entities affiliated with Artisan Partners Holdings L.P., which we refer to collectively as Artisan Holdings. Information regarding beneficial ownership is reported as of December 31, 2010, based on the information contained in the Schedule 13G filed by Artisan Holdings with the SEC on February 10, 2011. Please the Schedule 13G filed by Artisan Holdings with the SEC on February 10, 2011 for information relating to Artisan Holdings. The address for Artisan Holdings is 875 East Wisconsin Avenue, Suite 800 Milwaukee, Wisconsin 53202, the United States of America.

As of February 28, 2011, 35,890,957 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 28, 2011, 35,831,274 ordinary shares, or 99.8% of our total outstanding ordinary shares, were held by two record shareholders in the United States, including 35,417,621 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Please refer to “Item 6. Share Ownership.”
B. Related Party Transactions
Arrangements with Consolidated Affiliated Chinese Entities
Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. Therefore, we conduct part of our operations in our non-hotel reservation businesses through a series of agreements between our PRC subsidiaries and our affiliated Chinese entities, which hold the licenses and approvals for conducting the air-ticketing, travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our affiliated Chinese entities. As of December 31, 2010, our director, chief executive officer and president, Min Fan, our officers, Jianmin Zhu, Tao Yang and Gangyi Yan and a family member of a senior officer, Fengying Zhang, were the principal record owners of our affiliated Chinese entities. In 2008, Qi Ji, a co-founder, shareholder and director of our company transferred all of his equity interests in Ctrip Commerce, Beijing Ctrip International Travel Agency Co., Ltd., or Beijing Ctrip, and Shanghai Huacheng to Tao Yang.
As of December 31, 2010:
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

In December 2010, Mr. Gangyi Yan agreed to enter into equity transfer agreement to transfer the 8.4% equity interests in Shanghai Ctrip that he held to Mr. Min Fan upon our request. We are in the process of completing the necessary documentation and registration to effect the equity transfer.
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
Exclusive Technical Consulting and Services Agreements. Ctrip Computer Technology and Ctrip Travel Network provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. The initial term of these agreements is ten years. In consideration for our services, our affiliated Chinese entities agree to pay our service fees, which are subject to quarterly adjustment based on their actual operating results. For 2010, our affiliated Chinese entities paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB9 (US$1) to RMB41 (US$6) per ticket and from RMB155 (US$24) to RMB487 (US$74) per person per tour.
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

The following table sets forth, as of December 31, 2010, the amount of each business loan arrangement, the date the loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the business loan, the borrower and the affiliated Chinese entity.

Date of Loan		Affiliated
Agreement	Borrower	Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in thousands	(in thousands			(in thousands	(in thousands
			of RMB)	of US$)			of RMB)	of US$)
September 10, 2003	Tao Yang*	Beijing Ctrip	1,549.5	234.8	None	September 10, 2013	1,549.5	234.8
September 10, 2003	Min Fan	Ctrip Commerce	980.0	148.5	None	September 10, 2013	980.0	148.5
September 10, 2003	Tao Yang*	Ctrip Commerce	1,020.0	154.5	None	September 10, 2013	1,020.0	154.5
January 15, 2004	Min Fan	Ctrip Commerce	4,100.0	621.2	None	January 15, 2014	4,100.0	621.2
October 11, 2006	Min Fan	Ctrip Commerce	3,900.0	590.9	None	January 15, 2014	3,900.0	590.9
September 10, 2003	Min Fan	Guangzhou Ctrip	450.0	68.2	None	September 10, 2013	450.0	68.2
March 1, 2004	Min Fan	Guangzhou Ctrip	1,350.0	204.5	None	March 1, 2014	1,350.0	204.5
August 1, 2004	Jianmin Zhu	Guangzhou Ctrip	50.0	7.6	None	August 1, 2014	50.0	7.6
August 1, 2004	Jianmin Zhu	Guangzhou Ctrip	150.0	22.7	None	August 1, 2014	150.0	22.7
May 11, 2006	Jianmin Zhu	Guangzhou Ctrip	100.0	15.2	None	August 1, 2014	100.0	15.2
May 11, 2006	Min Fan	Guangzhou Ctrip	900.0	136.4	None	March 1, 2014	900.0	136.4
October 30, 2003	Min Fan	Shanghai Ctrip	4,290.0	650.0	None	October 30, 2013	4,290.0	650.0
May 26, 2006	Min Fan	Shanghai Ctrip	1,190.0	180.3	None	October 30, 2013	1,190.0	180.3
February 6, 2004	Min Fan	Shenzhen Ctrip	1,350.0	204.5	None	February 6, 2014	1,350.0	204.5
August 1, 2004	Jianmin Zhu	Shenzhen Ctrip	150.0	22.7	None	August 1, 2014	150.0	22.7
April 24, 2006	Min Fan	Shenzhen Ctrip	900.0	136.4	None	February 6, 2014	900.0	136.4
April 24, 2006	Jianmin Zhu	Shenzhen Ctrip	100.0	15.2	None	August 1, 2014	100.0	15.2
April 12, 2004	Tao Yang*	Huacheng	250.0	37.9	None	April 12, 2014	250.0	37.9
March 7, 2008	Fengying Zhang	Nantong Tongcheng	10,000.0	1,515.2	None	March 6, 2015	10,000.0	1,515.2
October 18, 2010	Min Fan	Shanghai Quanlv	4,500.0	681.8	None	October 17, 2020	4,500.0	681.8
October 18, 2010	Tao Yang*	Shanghai Quanlv	500.0	75.8	None	October 17, 2020	500.0	75.8

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
Share Incentive Grants
Please refer to “Item 6.B. Compensation —Employee’s Share Incentive Plans.”
Commissions from Home Inns and its affiliates
As of December 31, 2010, we held approximately 18% stake in Home Inns, one of our hotel suppliers, and have two directors in common with it. Home Inns and its affiliates have entered into agreements with us to provide hotel rooms for our customers. Total commissions from Home Inns and its affiliates amounted to RMB14.8 million, RMB20.9 million and RMB18.2 million (US$2.8 million) for the years ended December 31, 2008, 2009 and 2010, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.
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

Commissions from Hanting and its affiliates
One of our hotel suppliers, Hanting, has a director in common with our company and a director who is a family member of one of our officers. Hanting has entered into agreements with us to provide hotel rooms for our customers. Total commissions Hanting paid us amounted to RMB7.5 million, RMB9.9 million and RMB9.5 million (US$1.4 million) for the years ended December 31, 2008, 2009 and 2010, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in China Lodging Group Limited, or Hanting, through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering equal to Hanting’s initial public offering price.
Advertisement purchase from Focus Media Holding Limited (“Focus Media”)
One of our advertisement service suppliers, Focus Media, has a director in common with our company. We entered into agreements with affiliates of Focus Media to purchase advertisement service. Total advertisement purchase from Focus Media for the year ended December 31, 2009 and 2010 is RMB425 thousand and RMB300 thousand (US$45 thousand), respectively. We did not purchase any advertisement from Focus Media in 2008. The purchase was made in our ordinary course of business on terms substantially similar to those for our unrelated advertisement suppliers.
Printing expense to Joyu Tourism Operating Group
We entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with our company. Total editing expenses to Joyu Tourism Operating Group amounted to, RMB2.2 million, RMB2.2 million and RMB2.2 million (US$0.3 million) for the years ended December 31, 2008, 2009 and 2010, respectively.
Purchase of tour package service from Ananda Travel Service (Aust.) Pty Limited (“Ananda”)
We purchased tour package service from Ananda, an association investment of HKWOT (BVI) Limited. Tour package purchase from Ananda for the year ended December 31, 2010 amounted to RMB21 million (US$3.2 million).
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
The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market and the Nasdaq Global Select Market for the periods presented and all prices have been retroactively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 0.25 of an ordinary share effective on January 21, 2010 for all periods presented. The closing price of our ADSs on March 28, 2011 was US$39.69 per ADS.

	Trading Price (US$)
	High	Low
2006	16.33	6.96
2007	31.62	13.77
2008	35.45	8.21
2009	39.30	9.20
First Quarter	15.43	9.20
Second Quarter	23.82	13.20
Third Quarter	30.67	19.46
Fourth Quarter	39.30	26.52
2010	53.16	29.9
First Quarter	41.28	29.9
Second Quarter	47.01	32.41
Third Quarter	49.23	31.35
Fourth Quarter	53.16	38.54
Monthly Highs and Lows
September 2010	49.23	40.00
October 2010	52.90	44.86
November 2010	53.16	43.70
December 2010	46.88	38.54
January 2011	47.03	40.25
February 2011	43.66	37.12
March 2011 (through March 28, 2011)	40.18	36.64

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
C. Material Contracts
Please refer to “Item 4. Information on the Company — A. History and Development of the Company” and “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a summary of the following material contracts we have entered into during the two years immediately preceding the date of this annual report: (i) a purchase agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc.; (ii) a registration rights agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc.; (iii) a sale and purchase agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip.com International, Ltd.; (iv) a subscription agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited; (v) a share purchase agreement dated March 12, 2010 between Ctrip.com International, Ltd. and certain selling shareholders of China Lodging Group, Limited; and (vi) an investor and registration rights agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited. Other than these material contracts, we have not entered into any material contracts other than in the ordinary course of business for the two years immediately preceding the date of this annual report.

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
Cayman Islands Taxation
According to Maples and Calder, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
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
Certain U.S. Federal Income Tax Consequences
The following description generally summarizes certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) under present law of ownership in and disposition of the ADSs or ordinary shares. This description is based on the U.S. Treasury regulations issued under the Internal Revenue Code of 1986, as amended, as well as judicial and administrative interpretations available on the date hereof, all of which are subject to change, possibly with retroactive effect. You should note that no rulings have been or are expected to be sought from the U.S. Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and we cannot assure you that the IRS or a court will not take contrary positions.
The following discussion does not address all U.S. federal income tax consequences applicable to any particular investor or to certain investors who may be subject to special terms (regardless of whether or not such persons constitute U.S. Holders as defined below) such as banks, insurance companies, broker dealers, dealers or traders in securities or commodities, tax-exempt entities, persons liable for alternative minimum tax, U.S. expatriates, regulated investment companies or real estate investment trusts, partnerships (including certain entities treated as partnerships for U.S. federal income tax purposes) or persons holding ADSs or ordinary shares through partnerships (including entities treated as partnerships for U.S. federal income tax purposes), S-corporations, estates and trusts, persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction, investors whose “functional currency” is not the U.S. dollars, holders that actually or constructively own 10% or more (by voting power or value) of all classes of our outstanding capital stock, or persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation. Please note this description does not address (i) alternative minimum tax consequences or (ii) the indirect effects on persons who hold equity interests as a holder.
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
With respect to non-corporate U.S. Holders (including individual U.S. Holders), for taxable years beginning before January 1, 2013, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of an income tax treaty with the United States that the U.S. Treasury has determined satisfactory for purposes of the rules applicable to qualified dividends and that includes an exchange of information program, (2) we are neither a passive foreign investment company, or PFIC, nor treated as such with respect to you (as discussed below) for our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under its Enterprise Income Tax Law, or EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.
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
Passive Foreign Investment Company
Based on the market price of our ADSs, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2010. A non-U.S. corporation will be a PFIC for any taxable year if either:
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
We must make a separate determination after the close of each year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
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
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.
Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.

H. Documents on Display
We have previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act, with respect to our ordinary shares. We have also previously filed with the SEC our registration statement on Form F-2, as amended, and prospectus under the Securities Act, with respect to the sale of 1,914,000 ADSs by certain selling shareholders. We have also previously filed with the SEC our registration statement on Form F-3 and prospectus under the Securities Act, with respect to the sale of 13,290,000 ADSs by a selling shareholder. We have also previously filed with the SEC our registration statement on Form F-3 with respect to the sale of ADSs by our company and any selling shareholders on a continuous basis and a prospectus under the Securities Act, and have issued and sold 5,700,000 ADSs of our company under this Form F-3.
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
Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance as of December 31, 2010, a one basis point decrease in interest rates would result in approximately a RMB376,000 decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.
Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while the majority of our revenues are denominated in RMB. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar-denominated assets. From 2009, Ctrip.com International, Ltd., our listed company incorporated in the Cayman Islands, changed its functional currency from RMB to U.S. dollars due to changes in its economic facts and circumstances, including growth in our existing operations outside of mainland China and an active plan to explore overseas markets. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. For the year ended December 31, 2010, foreign exchange gains accounted for approximately 3% of our net income. As of December 31, 2010, a 1% strengthening/weakening of RMB against U.S. dollar would have increased/decreased our net income by 0.5%. See “Risk Factors—Risks Related to Doing Business in China— Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.”

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
Fees and Payments from the Depositary to Us
In January 2011, we received from the depositary a reimbursement of US$1,232,445, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2010. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.
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
Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2010 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.
We excluded HKWOT (BVI) Limited and its subsidiaries (“Wing On Travel”) from our assessment in respect of our internal control over financial reporting as of December 31, 2010, as we only consolidated Wing On Travel into our financial results since the end of May 2010 as our equity interest in Wing On Travel reached 90% then. Wing On Travel, on a standalone basis, represented approximately 2% of the total assets and 4% of the total revenues of our consolidated financial statements as of and for the year ended December 31, 2010.
PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2010, as stated in its report, which appears on page F-2 of this Form 20-F.
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

	For the Year Ended December 31,
	2009	2010	2010
	RMB	RMB	US$
Audit fees(1)	5,598,939	7,334,198	1,111,242

(1)
“Audit fees” means the aggregate fees for professional services rendered by our principal external auditors for the interim review of quarterly financial statements and the audit of our annual financial statements, the audit of our annual financial statements and statutory audits required internationally. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings.

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
4.16
Translation of Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 22, 2005)

4.17
Translation of Construction Agreement dated February 13, 2006 between Shanghai No. 1 Construction Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.18
Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.19
Ctrip.com International, Ltd. 2007 Share Incentive Plan, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.20
Summary of key terms of the form revolving credit facility agreement between each of Ctrip Computer Technology (Shanghai) Co., Ltd., Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. and our consolidated affiliated Chinese entity, Shanghai Huacheng Southwest Travel Agency Co., Ltd., and China Merchants Bank, Shanghai Branch (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.21
Purchase Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.22
Registration Rights Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.23
Sale and Purchase Agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-3 (file no. 333-165150) filed with the Securities and Exchange Commission on March 2, 2010)

4.24
Subscription Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(A) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.25
Share Purchase Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and the selling shareholders named therein (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.26
Investor and Registration Rights Agreement dated March 12 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

8.1	Consolidated Entities of the Registrant

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
Date: March 31, 2011

CTRIP.COM INTERNATIONAL, LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

11th Floor
PricewaterhouseCoopers Center
2 Corporate Avenue
202 Hu Bin Road, Luwan District
Shanghai 200021, PRC
Telephone +86 (21) 2323 8888
Facsimile +86 (21) 2323 8800
pwccn.com
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Ctrip.com International, Ltd.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. (the “Company”) and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded HKWOT (BVI) Limited and its subsidiaries (“Wing On Travel”) from its assessment of internal control over financial reporting as of December 31, 2010 because Wing On Travel was acquired by the Company in a purchase business combination in May 2010. We have also excluded Wing On Travel from our audit of internal control over financial reporting. The stand alone financial statements of Wing On Travel constitute approximately 2% of the total assets and 4% of the total revenues of the Company’s consolidated financial statement amounts as of and for the year ended December 31, 2010.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
March 31, 2011

CTRIP.COM INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Revenues:
Hotel reservation	755,733,152	940,682,312	1,278,043,673	193,642,981
Air-ticketing	645,489,443	868,379,184	1,206,921,479	182,866,891
Packaged-tour	109,244,749	175,867,386	380,307,487	57,622,347
Corporate travel	56,149,335	83,136,519	129,658,427	19,645,216
Others	21,722,117	54,496,575	71,781,955	10,876,054

Total revenues	1,588,338,796	2,122,561,976	3,066,713,021	464,653,489

Less: business tax and related surcharges	(106,334,164)	(134,555,018)	(185,479,524)	(28,102,958)

Net revenues	1,482,004,632	1,988,006,958	2,881,233,497	436,550,531

Cost of revenues	(326,610,463)	(450,602,773)	(625,261,342)	(94,736,567)

Gross profit	1,155,394,169	1,537,404,185	2,255,972,155	341,813,964

Operating expenses:
Product development	(235,800,504)	(308,451,348)	(453,853,000)	(68,765,606)
Sales and marketing	(286,693,188)	(345,289,299)	(453,292,701)	(68,680,712)
General and administrative	(171,693,601)	(196,297,316)	(294,701,167)	(44,651,692)

Total operating expenses	(694,187,293)	(850,037,963)	(1,201,846,868)	(182,098,010)

Income from operations	461,206,876	687,366,222	1,054,125,287	159,715,954

Interest income	31,100,097	17,392,472	37,585,865	5,694,828
Other income	54,944,595	60,801,280	99,125,516	15,019,018

Income before income tax expense, equity in income of affiliates and noncontrolling interests	547,251,568	765,559,974	1,190,836,668	180,429,800

Income tax expense	(102,913,404)	(131,658,085)	(205,016,961)	(31,063,176)
Equity in income of affiliates	—	32,869,419	66,171,992	10,026,059

Net income	444,338,164	666,771,308	1,051,991,699	159,392,683

Less: Net income attributable to noncontrolling interests	(230,291)	(7,797,686)	(3,921,959)	(594,236)

Net income attributable to Ctrip’s shareholders	444,107,873	658,973,622	1,048,069,740	158,798,447

Net income	444,338,164	666,771,308	1,051,991,699	159,392,683
Other comprehensive income:
Foreign currency translation adjustments	(41,382,067)	1,652,997	(70,001,987)	(10,606,362)
Unrealized securities holding gains / (losses)	(17,243,654)	17,243,654	346,716,514	52,532,805

Total comprehensive income	385,712,443	685,667,959	1,328,706,226	201,319,126

Less: Comprehensive income attributable to noncontrolling interests	(230,291)	(9,390,353)	(3,921,959)	(594,236)

Comprehensive income attributable to Ctrip’s shareholders	385,482,152	676,277,606	1,324,784,267	200,724,890

Earnings per ordinary share
— Basic	13.32	19.62	29.62	4.49

— Diluted	12.90	18.69	27.89	4.23

Earnings per ADS
— Basic	3.33	4.90	7.40	1.12

— Diluted	3.23	4.67	6.97	1.06

Weighted average ordinary shares outstanding
— Basic shares	33,352,845	33,592,334	35,385,451	35,385,451

— Diluted shares	34,424,549	35,250,335	37,577,056	37,577,056

Share-based compensation included in Operating expense above is as follows:
Product development	(32,666,099)	(33,862,928)	(64,254,080)	(9,735,467)
Sales and marketing	(18,815,878)	(18,864,102)	(33,202,984)	(5,030,755)
General and administrative	(77,035,498)	(77,801,797)	(145,104,394)	(21,985,514)
The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010

	2009	2010	2010
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,434,618,382	2,153,935,111	326,353,805
Restricted cash	113,150,289	224,179,126	33,966,534
Short-term investment	180,183,917	1,178,278,063	178,526,979
Accounts receivable, net	420,579,005	621,548,849	94,174,068
Due from related parties	2,287,965	3,216,628	487,368
Prepayments and other current assets	132,030,199	352,614,489	53,426,438
Deferred tax assets, current	23,446,059	37,136,184	5,626,695

Total current assets	2,306,295,816	4,570,908,450	692,561,887

Long-term deposits	143,195,191	155,856,622	23,614,640
Land use rights	108,922,018	106,333,805	16,111,183
Property, equipment and software	550,506,595	653,678,980	99,042,270
Investments	658,051,285	1,574,230,623	238,519,791
Goodwill	322,936,838	758,231,441	114,883,552
Intangible assets	66,851,954	296,964,092	44,994,559

Total assets	4,156,759,697	8,116,204,013	1,229,727,882

LIABILITIES
Current liabilities:
Accounts payable	291,045,743	595,283,281	90,194,437
Due to related parties	465,082	11,866,285	1,797,922
Salary and welfare payable	130,539,660	159,258,508	24,130,077
Taxes payable	142,256,695	161,772,241	24,510,946
Advances from customers	276,792,049	595,737,152	90,263,205
Accrued liability for customer reward program	88,254,996	121,319,301	18,381,712
Other payables and accruals	229,187,237	235,661,747	35,706,327

Total current liabilities	1,158,541,462	1,880,898,515	284,984,626

Deferred tax liabilities, non-current	11,509,937	45,382,710	6,876,168

Total liabilities	1,170,051,399	1,926,281,225	291,860,794

Commitments and contingencies (Note 16)

Shareholders’ equity
Share capital (US$0.01 par value; 100,000,000 shares authorized, 34,054,944 and 35,885,163 share issued and outstanding as of December 31, 2009 and 2010, respectively.)	2,801,334	2,926,132	443,353
Additional paid-in capital	1,219,815,250	3,073,551,037	465,689,551
Statutory reserves	72,489,182	93,384,908	14,149,228
Accumulated other comprehensive income/(loss)	(77,742,443)	198,972,084	30,147,285
Retained earnings	1,707,684,596	2,734,858,610	414,372,517

Total Ctrip’s shareholders’ equity	2,925,047,919	6,103,692,771	924,801,934

Noncontrolling interests	61,660,379	86,230,017	13,065,154

Total shareholders’ equity	2,986,708,298	6,189,922,788	937,867,088

Total liabilities and shareholders’ equity	4,156,759,697	8,116,204,013	1,229,727,882

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Ordinary shares				Other
	(US$0.01 par value)		Additional		cumulative		Total Ctrip’s		Total
	Number	Par	paid-in	Statutory	comprehensive	Retained	shareholders’	Noncontrolling	shareholders’
	of shares	Value	capital	reserves	income/(loss)	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2007	33,193,693	2,742,210	791,336,910	60,869,845	(36,420,706)	631,590,838	1,450,119,097	1,158,767	1,451,277,864
Exercise of share option	274,330	19,049	47,833,387	—	—	—	47,852,436	—	47,852,436
Share-based compensation	—	—	128,517,475	—	—	—	128,517,475	—	128,517,475
Appropriations to statutory reserves	—	—	—	15,078,453	—	(15,078,453)	—	—	—
Foreign currency translation adjustments	—	—	—	—	(41,382,067)	—	(41,382,067)	—	(41,382,067)
Unrealized securities holding losses	—	—	—	—	(17,243,654)	—	(17,243,654)	—	(17,243,654)
Net income	—	—	—	—	—	444,107,873	444,107,873	230,291	444,338,164
Acquisition of a subsidiary	—	—	—	—	—	—	—	1,239,035	1,239,035

Balance as of December 31, 2008	33,468,023	2,761,259	967,687,772	75,948,298	(95,046,427)	1,060,620,258	2,011,971,160	2,628,093	2,014,599,253

Exercise of share option	586,921	40,075	107,739,657	—	—	—	107,779,732	—	107,779,732
Share-based compensation	—	—	130,528,827	—	—	—	130,528,827	—	130,528,827
Capitalization of statutory reserves	—	—	15,368,400	(15,368,400)	—	—	—	—	—
Appropriations to statutory reserves	—	—	—	11,909,284	—	(11,909,284)	—	—	—
Foreign currency translation adjustments	—	—	—	—	60,330	—	60,330	1,592,667	1,652,997
Transfer of unrealized securities holding losses on obtaining control in the investee	—	—	—	—	17,243,654	—	17,243,654	—	17,243,654
Net income	—	—	—	—	—	658,973,622	658,973,622	7,797,686	666,771,308
Acquisition of a subsidiary	—	—	—	—	—	—	—	158,479,081	158,479,081
Acquisition of additional stake in a subsidiary	—	—	(1,509,406)	—	—	—	(1,509,406)	(108,347,148)	(109,856,554)
Disposal of a subsidiary	—	—	—	—	—	—	—	(490,000)	(490,000)

Balance as of December 31, 2009	34,054,944	2,801,334	1,219,815,250	72,489,182	(77,742,443)	1,707,684,596	2,925,047,919	61,660,379	2,986,708,298

Exercise of share option	191,469	12,940	49,508,374	—	—	—	49,521,314	—	49,521,314
Transaction offering	1,638,750	111,858	1,564,091,883	—	—	—	1,564,203,741	—	1,564,203,741
Share-based compensation	—	—	242,561,458	—	—	—	242,561,458	—	242,561,458
Appropriations to statutory reserves	—	—	—	20,895,726	—	(20,895,726)	—	—	—
Foreign currency translation adjustments	—	—	—	—	(70,001,987)	—	(70,001,987)	—	(70,001,987)
Unrealized securities holding gains	—	—	—	—	346,716,514	—	346,716,514	—	346,716,514
Net income	—	—	—	—	—	1,048,069,740	1,048,069,740	3,921,959	1,051,991,699
Acquisition of a subsidiary	—	—	—	—	—	—	—	40,338,913	40,338,913
Establishment of a variable interest entity (“VIE”)	—	—	—	—	—	—	—	150,000	150,000
Acquisition of additional stake in a subsidiary	—	—	(2,425,928)	—	—	—	(2,425,928)	(19,841,234)	(22,267,162)

Balance as of December 31, 2010	35,885,163	2,926,132	3,073,551,037	93,384,908	198,972,084	2,734,858,610	6,103,692,771	86,230,017	6,189,922,788

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	444,338,164	666,771,308	1,051,991,699	159,392,683
Adjustments to reconcile net income to cash provided by operating activities:
Foreign exchange gain not related to operating expense	(16,773,145)	—	—	—
Share-based compensation	128,517,475	130,528,827	242,561,458	36,751,736
Equity in gain of affiliates	—	(32,869,419)	(66,171,992)	(10,026,059)
Provision for doubtful accounts	126,608	3,929,035	2,522,077	382,133
Depreciation of property, equipment and software	35,574,685	45,196,678	62,929,541	9,534,779
Amortization of intangible assets and land use rights	2,625,968	8,135,635	9,742,475	1,476,132
Deferred income tax (benefit) provision	2,802,900	(14,343,474)	(18,127,580)	(2,746,603)
Loss from disposal of property, equipment and software	369,589	461,358	1,534,119	232,442
Changes in current assets and liabilities:
Increase in accounts receivable	(9,784,687)	(143,175,414)	(179,508,575)	(27,198,269)
Increase in due from related parties	(873,076)	724,058	1,216,410	184,305
Increase in prepayments and other current assets	(18,836,059)	(13,532,621)	(61,770,468)	(9,359,162)
(Increase) Decrease in long-term deposits	1,592,988	7,546,116	(12,583,994)	(1,906,666)
Increase (Decrease) in accounts payable	(92,578,544)	111,326,932	186,294,824	28,226,489
Decrease in due to related parties	—	215,172	8,376,634	1,269,187
Increase (Decrease) in salary and welfare payable	(2,585,217)	57,185,869	5,602,497	848,863
Increase in taxes payable	4,739,538	84,356,470	14,903,513	2,258,108
Increase in advances from customers	83,892,010	51,780,875	232,192,281	35,180,649
Increase in accrued liability for customer reward program	13,386,405	28,529,276	33,064,306	5,009,743
Increase in other payables and accruals	14,343,270	34,821,502	35,448,607	5,370,999

Net cash provided by operating activities	590,878,872	1,027,588,183	1,550,217,832	234,881,489

Cash flows from investing activities:
Purchase of property, equipment and software	(115,372,416)	(175,946,816)	(162,378,845)	(24,602,855)
Purchase of land use right	(48,912,729)	—	—	—
Cash paid for investments	(265,655,797)	(358,215,242)	(533,009,269)	(80,758,980)
Cash paid for acquisition, net of cash acquired	(32,374,181)	(177,666,916)	(636,643,782)	(96,461,179)
Purchase of intangible assets	(1,000,000)	(2,200,000)	(3,583,200)	(542,909)
Increase in restricted cash	—	(56,971,348)	(104,698,534)	(15,863,414)
(Increase) Decrease in short-term investment	(35,411,814)	9,123,201	(1,000,086,864)	(151,528,313)
Disposal of a subsidiary	—	(490,000)	—	—

Net cash used in investing activities	(498,726,937)	(762,367,121)	(2,440,400,494)	(369,757,650)

Cash flows from financing activities:
Cash received from issuance of common stock	—	—	1,564,203,741	237,000,567
Proceeds from exercise of share option	40,178,626	96,857,641	60,994,078	9,241,527
Cash received from noncontrolling investors	—	—	150,000	22,727
Dividends paid	(112,266,834)	—	—	—

Net cash (used in) provided by financing activities	(72,088,208)	96,857,641	1,625,347,819	246,264,821

Effect of foreign exchange rate changes on cash and cash equivalents	(14,654,641)	2,712,315	(15,848,428)	(2,401,277)

Net increase in cash and cash equivalents	5,409,086	364,791,018	719,316,729	108,987,383
Cash and cash equivalents, beginning of year	1,064,418,278	1,069,827,364	1,434,618,382	217,366,422

Cash and cash equivalents, end of year	1,069,827,364	1,434,618,382	2,153,935,111	326,353,805

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	90,079,204	93,302,980	184,863,797	28,009,666

Supplemental schedule of non-cash investing and financing activities
Accruals related to purchase of property, equipment and software	(23,785,033)	(99,836,309)	(120,067,060)	(18,191,979)
Liabilities incurred for acquisitions and investments	(42,600,000)	(28,114,780)	(5,100,000)	(772,727)
The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in RENMINBI(RMB) unless otherwise stated)
1. ORGANIZATION AND NATURE OF OPERATIONS
The accompanying consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the “Company”), its subsidiaries and certain VIE. The Company, its subsidiaries and the consolidated VIEs are collectively referred to as the “Group”.
The Group is principally engaged in the provision of travel related services including hotel reservation, air-ticketing, packaged-tour, corporate travel management services, as well as, to a much lesser extent, Internet-related advertising and other related services.
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
The Company has adopted Financial Accounting Standard Board (“FASB”) guidance on accounting for VIEs, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. Accordingly, the financial statements of the following VIEs are consolidated into the Company’s financial statements since July 1, 2003 or their respective date of establishment/acquisition, whichever is later:
The following is a summary of the Company’s major VIEs:

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

For the years ended December 31, 2008, 2009 and 2010, the Company would be considered the primary beneficiary of a VIE and consolidated the VIE if the Company had variable interests, that will absorb the entity’s expected losses, receive the entity’s expected residual returns, or both.
In December 2009, the FASB issued Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs which replaced the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has 1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and 2) the obligation to absorb losses from or the right to receive benefits of the variable interest entity that could potentially be significant to the VIE. The Company adopted the new requirements effective January 1, 2010 and the adoption did not have a material impact on the Company’s audit consolidated financial statements for the period ended December 31, 2010.
Major variable interest entities
As of December 31, 2010, the Company conducts a part of its operations through a series of agreements with certain VIEs as stated in above. These VIEs are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the People’s Republic of China (“PRC”) where foreign ownership is restricted.
Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB10,000,000 as of December 31, 2010.
Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce and a senior officer of the Company collectively hold 99.93% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB70,000,000 as of December 31, 2010.
Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A senior officer of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip was RMB40,000,000 as of December 31, 2010.
Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip was RMB3,000,000 as of December 31, 2010.
Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Two senior officers of the Company collectively control 98.2% of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip was RMB5,000,000 as of December 31, 2010.
Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip was RMB2,500,000 as of December 31, 2010.
Nantong Tongcheng is a domestic company incorporated in Nantong, the PRC. Nantong Tongcheng was established in April 2007. Nantong Tongcheng holds a value-added telecommunications business license. A family member of senior officer holds 100% of the equity interest in Nantong Tongcheng. The registered capital of Nantong Tongcheng was RMB10,000,000 as of December 31, 2010.
The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs.
As of December 31, 2010, the Company has various agreements with its consolidated VIEs, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

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
Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of Rmb 662 million as of December 31, 2010. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs, which consisted of accounts payable of RMB427 million, due to related parties of RMB0.2 million, salary and welfare payable RMB39 million, taxes payable of RMB26 million, advance from customers of RMB391 million and other payables and accruals of RMB28 million. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.
Foreign currencies
The Group’s reporting currency is RMB. The Company’s subsidiaries and VIEs, with an exception of Ctrip.com (Hong Kong) Limited, C-Travel International Limited (“C-Travel”), Starway Hotels (Hong Kong) Limited (“Starway Hong Kong”), ezTravel Co., Ltd. (“ezTravel”) and HKWOT (BVI) Limited (“Wing On Travel”), use RMB as their functional currency. Ctrip.com (Hong Kong) Limited, Starway Hong Kong and Wing On Travel operate primarily using the Hong Kong dollar (“HK$”), C-Travel operates primarily using the United States dollars (“US$”), and ezTravel operates primarily using the Taiwan dollar (“NT$”) and therefore, the HK$, US$ and NT$ have been determined to be the functional currency for the subsidiaries, respectively. From 2009, Ctrip.com International, Ltd., our listed Company incorporated in Cayman Islands, changed its functional currency from RMB to US$ due to changes in its economic facts and circumstances, including growth in existing operations outside of mainland China and an active plan to explore overseas markets. The impact of such change is immaterial to the financial results of the Group for the year ended December 31, 2009.
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
Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.60 on December 30, 2010, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2010, or at any other rate.

Stock Split
On January 8, 2010, the Company announced a change in the ratio of its ADSs to ordinary shares from two ADS representing one ordinary share to four ADSs representing one ordinary share, effective on January 21, 2010. For Ctrip’s ADS holders, this ratio change had the same effect as a two-for-one ADS split.
All shares and per share amount in these consolidated financial statements and related notes have been retroactively adjusted to reflect the change in ratio for all periods presented.
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
Construction in progress is stated at cost. Construction in progress mainly refers to costs associated with the Nantong customer service center before the buildings are put into service. All direct costs related to the new buildings are capitalized as construction in progress until it is substantially completed and available for use.
Investments
The Company investments include equity method investments and available-for-sale investments in certain publicly traded companies and privately-held companies.
The Company applies equity method in accounting for our investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. Cost method is used for investments over which the Company does not have the ability to exercise significant influence. On May 21, 2009, the Company acquired additional equity interest in Home Inns & Hotels Management Inc. (“Home Inns”), resulting in the Company possessing the ability to exercise significant influence and meeting requirement to apply equity method of accounting (Note 7). Under this method, the Company’s share of the post-acquisition profits or losses of an affiliated entity is recognized in the consolidated statements of income and comprehensive income. Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in the affiliated entity equals or exceeds its interest in the affiliated entity, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated entity.

The Company classifies its investments in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available for sale” and reported at fair value. The Company has designated its investment in commons shares of China Lodging Group, Limited (“Hanting”) as available-for-sale equity securities and its convertible redeemable preferred shares (“Preferred Share”) of Dining Secretary China Limited (“ Dining Secretary”) as available-for-sale debt securities in accordance with Accounting Standard Codification (“ASC”) 320-10, respectively. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized.
The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.
Fair value measurement of financial instruments
The Company adopted ASC 820 “Fair value measurements and disclosures” on January 1, 2008. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The guidance outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under GAAP, certain assets and liabilities must be measured at fair value, and the guidance details the disclosures that are required for items measured at fair value.
ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions that involve identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about the future amount. The cost approach is based on the amount that would currently be required to replace an asset.
Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, due from related parties, available-for-sale investments, accounts payable, due to related parties, advances from customers and other payables. As of December 31, 2009 and 2010, carrying values of these financial instruments except for available-for-sale investments approximated their fair values because of their generally short maturities. The Company reports available-for-sale investments at fair value at each balance sheet date and includes any unrealized gains and losses (change in fair value that is considered temporary) in stockholders’ equity or in the statement of income (change in fair value that is considered other-than-temporary).
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

Business combinations
U.S. GAAP requires that all business combinations be accounted for under the purchase method. From January 1, 2009, the Group adopted ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
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
From January 1, 2009, following the adoption of ASC 810 ( formerly referred to as SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”), the Company also renamed the minority interests to noncontrolling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in equity. The Company has applied the presentation and disclosure requirements retrospectively for all period presented.
Acquisitions
Wing On Travel
In May 2010, to develop and expand our overseas business, our wholly-owned subsidiary C-Travel, a Cayman Island company, successfully completed the transaction to acquire 90% of the issued share capital of Wing On Travel’s travel service segment, a Hong Kong based travel service provider that offers packaged-tours as well as air tickets and hotel reservation services. We obtained control over Wing On Travel and have consolidated its financial statements since then. The total purchase price for the transaction is approximately RMB598 million (US$88 million). The cash payment is approximately RMB454 million (approximately US$68 million) after the Company assumed net current liability of Wing On Travel as of acquisition date. Based on the Company’s assessment, financial results of Wing On Travel is not considered material to the Group for the year ended December 31, 2010.

Purchase Price Allocation
Under business combination accounting rules, the total purchase price was allocated to Wing On Travel’s net tangible and identifiable intangible assets based on their estimated fair values as set forth below. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of previously held equity interest in Wing On Travel over (ii) the fair value of the identifiable net assets of Wing On Travel is recorded as goodwill. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. The final purchase price allocation results as of May 27, 2010 are extracted and set out below, which is designated as the acquisition date:

Fair Value
RMB

Cash and cash equivalents	11,289,928
Restricted cash	10,585,433
Accounts receivable	23,583,536
Amount due from affiliate	455,665
Receivables due from related parties	1,745,930
Prepayments and other current assets	33,194,634

Current assets	80,855,126

Intangible assets	232,183,200
Property, equipment and software	7,858,060
Long-term deposits	77,438
Investments in affiliates	2,315,208

Non-current assets	242,433,906

Accounts payable	(119,074,454)
Due to related parties	(5,750,730)
Salary and welfare payable	(4,052,475)
Taxes payable	(3,931,719)
Advances from customers	(83,465,919)
Other payables and accruals	(9,732,729)

Current liabilities	(226,008,026)

Other long-term payables	(113,694)
Deferred tax liabilities, non-current	(38,310,228)

Non-current liabilities	(38,423,922)

Fair value of net assets acquired (a)	58,857,084

Purchase price (b)	453,812,774

Non-controlling interest (c)	40,338,913

Goodwill (b + c - a)	435,294,603

Goodwill represents the expected synergies from combining operations of the Company and Wing On Travel, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. In accordance with ASC 805, goodwill is not amortized but is tested for impairment and is not deductible for tax purpose.
The fair value of non-controlling interest was measured proportionally based on the purchase price of 90% of its equity interest, taking into consideration of 20% non-controlling interest discount.
In performing the purchase price allocation, the Company considered the analyses of historical financial performance and estimates of future performance of Wing On Travel’s business. The fair value of intangible assets was measured by income approach and major components of intangible assets associated with the Wing On Travel acquisition were set out below:

	Fair value	Useful lives
	RMB

Customer list	6,087,200	3 years
Trademark	226,096,000	Indefinite

	232,183,200

Customer list has been identified as an intangible asset as Wing On Travel has approximately 700 thousand registered users on its website, on which they could book air tickets, hotel rooms and tour packages. The amortization period of 3 years was based on the estimated useful life of the customer list.

Trademark refers to the trademark of “Wing On Travel” and logos used. It was registered in Hong Kong, PRC, Macau, Australia, Canada and Japan with different expiration date starting from 2011 to 2020 and can be renewed with minimal costs. Wing On Travel is a well recognized branding with over 45 years history in Hong Kong. It has been awarded the honor of “Best Travel Agency in Hong Kong” for 2010, the 5th consecutive year dating back to 2006. The useful life of the trademark is indefinite.
ezTravel
To develop and expand overseas business, in 2006, a wholly-owned subsidiary C-Travel, a Cayman Island company, made a minority investment in ezTravel, an online travel service provider in Taiwan that offers packaged tours as well as hotel and air tickets reservation services. In 2009, the Company consolidated ezTravel’s financial statements as it acquired controlling financial interest of ezTravel since then. The financial results of ezTravel were not significant for the Group for the year ended December 31, 2009.
Purchase Price Allocation
Under business combination accounting rules, the total purchase price was allocated to ezTravel’s net tangible and identifiable intangible assets based on their estimated fair values as set forth below. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of previously held equity interest in ezTravel over (ii) the fair value of the identifiable net assets of ezTravel is recorded as goodwill. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. The final purchase price allocation results as of acquisition date were set out below:

Fair Value
RMB

Cash and cash equivalents	72,580,989
Restricted cash	45,727,507
Short-term investment	7,285,023
Accounts receivable	5,208,390
Prepayments and other current assets	14,584,018
Deferred tax assets, current	177,030

Current assets	145,562,957

Intangible assets	45,700,613
Property, equipment and software	2,752,425
Long-term deposits	5,241,305
Other long-term assets	50,039

Non-current assets	53,744,382

Accounts payable	(39,204,510)
Salary and welfare payable	(7,763,640)
Taxes payable	(3,154,539)
Advances from customers	(32,844,573)
Other payables and accruals	(4,214,892)

Current liabilities	(87,182,154)

Deferred tax liabilities, non-current	(11,425,153)

Non-current liabilities	(11,425,153)

Fair value of net assets acquired (a)	100,700,032

Cumulative considerations (b)	191,468,053

Non-controlling interest at fair value (c)	158,479,081

Goodwill (b + c - a)	249,247,102

Goodwill represents the expected synergies from combining operations of the Company and ezTravel, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. In accordance with ASC 805, goodwill is not amortized but is tested for impairment and is not deductible for tax purpose.

The fair value of non-controlling interest has been determined with regards to the prices in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.
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
Trademark represents the trademark, ezTravel, which was registered in PRC and Taiwan with different expiration date starting from 2011 to 2020 and can be renewed with minimal costs for 10 years; and domain name, which is updated every two years. The trademark is an intangible asset that relates to the name recognition of a company and its products or services. Trademark is increasingly a focus of corporate value for an entity as stronger, well-known names typically command premium pricing and generate excess earnings. The useful life of the trademark is indefinite.
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
The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill by RMB48 million as at December 31, 2008, and further increased to RMB58 million in April 2009 according to the final purchase price.
There is only one reporting unit in the Group. The goodwill arose from the acquisitions discussed above have been allocated to this reporting unit. None of the goodwill acquired is expected to be deductible for income tax purposes.
Goodwill and other intangible assets
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs.
Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.
Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, technology patent and a cross-border travel agency license as of December 31, 2009 and 2010. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to eight years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2009 and 2010. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews intangible assets with indefinite lives annually for impairment.
No impairment on goodwill and other intangible assets was recognized for the years ended December 31, 2008, 2009 and 2010.
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
No impairment of long-lived assets was recognized for the years ended December 31, 2008, 2009, and 2010.
Accrued liability for customer reward program
The Group’s customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2009, and 2010, the Group’s accrued liability for its customer reward program amounted to RMB88,254,996 and RMB121,319,301, respectively, based on the estimated liabilities under the customer reward program.
Revenue recognition
The Group conducts its principal businesses in Great China Area primarily through Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”), Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Travel Information”), Ctrip Travel Network Technology (Shanghai) Co., Ltd. (“Ctrip Travel Network”), ezTravel and Wing On Travel. Some of the operations of Ctrip Computer Technology and Ctrip Travel Network are conducted through a series of services and other agreements with the VIEs.
Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology, Starway Shanghai and the VIEs are subject to business tax and related surcharges on the services provided in the PRC. In the statements of income and comprehensive income, business tax and related surcharges are deducted from revenues to arrive at net revenues.
Hotel reservation services
The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transaction and service platform. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where customers have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Group, generally, does not assume inventory risks and has no obligations for cancelled hotel reservations.
Air-ticketing services
Air-ticketing revenues primarily include commissions from air ticket booking and related services, including sales of aviation casualty insurance, and revenue generated from air-ticket delivery services. The Group receives commissions from travel suppliers for air-ticketing services through the Group’s transaction and service platform under various services agreements. Commissions from air-ticketing services rendered are recognized after air tickets are issued. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not assume inventory risks and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled airline ticket reservations is minimal in the past.

Packaged-tour
The Group receives referral fees from travel product providers for packaged-tour products and services through the Group’s transaction and service platform. Referral fees are recognized as commissions on a net basis after the packaged-tour service are rendered and collections are reasonably assured.
Shanghai Ctrip, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip and Wing On Travel conduct domestic and cross-border travel tour services. Revenues, mainly referral fees, are recognized as commissions on a net basis after the services are rendered. In cases where these entities undertake the majority of the business risks and acts as principal related to the travel tour services provided, revenues are recognized at gross amounts received from customers after the services are rendered. Loss due to obligations from cancelled travel services of such principal arrangement is minimal in the past.
Corporate travel
Corporate travel management revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. The Group contracts with corporate clients based on service fee model. Travel reservations are made via on-line and off-line services for air tickets, hotel and package-tour. Revenue is recognized on a net basis after the services are rendered, e.g. air tickets are issued, hotel stays or packaged-tour are completed, and collections are reasonably assured.
Other businesses
Other businesses comprise primarily of Internet-related advertising services, the sale of Property Management System (“PMS”), and related maintenance service, commissions from train tickets booking and money exchange transaction services.
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
Allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company provides a general provision for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectibility of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility. The following table summarized the details of the Company’s allowance for doubtful accounts:

	2008	2009	2010
	RMB	RMB	RMB
Balance at beginning of year	3,002,114	12,388	3,630,012
Provision for doubtful accounts	126,608	3,929,035	2,522,077
Write-offs	(3,116,334)	(311,411)	(433,347)

Balance at end of period	12,388	3,630,012	5,718,742

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

Sales and marketing
Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to RMB49,033,162, RMB56,007,644 and RMB98,489,080 for the years ended December 31, 2008, 2009 and 2010 respectively, are charged to the statements of income as incurred.
Share-based compensation
The Company has followed ASC 718 “Stock Compensation” since January 1, 2006, using the modified prospective approach. In accordance with the guidance, all grants of stock options are recognized in the consolidated financial statements based on their grant date fair values. The valuation provisions of the statement apply to new awards, to awards granted to employees before the adoption whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. The Company has applied the provisions of ASC 718-10—S99 regarding the use of the simplified method in developing estimates of the expected lives of share options. We will continue to use the simplified method until we have the historical data necessary to provide reasonable estimates of expected lives for certain options granted after 2008.
ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.
Under ASC 718, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, for options granted before 2008 which the Company has historical data of and believes are representative of future behavior. For options granted since 2008, the Company used simplified method to estimate its expected life, as there are no historical data for options which follow four year vesting period (all options granted before 2008 had three year vesting period). Expected dividend yield is determined in view of the Company’s historical dividend payout rate and future business plan. The Company estimates expected volatility at the date of grant based on historical volatilities. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.
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
Share incentive plans
On November 5, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2010, 1,351,140 options were outstanding under the 2005 Option Plan.
On October 17, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years. As of December 31, 2010, 3,063,341 options were outstanding under the 2007 Incentive Plan.
Option modification
In February 2009, the Board of Directors approved an option modification to reduce the exercise price of all outstanding unvested options that were granted by the Company in 2007 and 2008 to the then fair market value of ordinary shares underlying such options with a new vesting period ranging from three years to four years. The then fair market value was based on the closing price of our ADSs traded on the Nasdaq as of February 10, 2009, which was the last trading day prior to the board approval. Other terms of the option grants remain unchanged. Total options modified amount to 1.6 million. All eligible option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. The Company expects to take a modification charge for the incremental compensation cost of approximately US$15 million over the remaining vesting periods of three years to four years of the modified options.

In December 2009, the Board of Directors approved an option modification to extend the expiration dates of all stock options granted in 2005 and 2006 to eight years after the respective original grant dates of these options. Other terms of the option grants remain unchanged. Total options modified amount to 0.6 million, which were fully vested. The Company had taken a modification charge for the incremental compensation cost of US$2.6 million in 2009, the period in which the modification occurred.
In February 2010, the compensation committee approved an option modification to extend the expiration dates of all stock options granted in and after 2007 to eight years after the respective original grant dates of these options. Other terms of the option grants remain unchanged. Total options modified amount to 2.8 million, which includes 2.3 million related to the unvested options and 0.5 million related to the vested options. The Company has taken a modification charge for the incremental compensation cost of US$2.2 million in 2010 for fully vested options and expects to take approximately US$2.7 million incremental cost for unvested options over their respective remaining vesting period.
A summary of option activity under the share option plans
The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

				Weighted
				Average
		Weighted		Remaining		Aggregate
	Number of	Average		Contractual Life		Intrinsic
	Shares	Exercise Price		(Years)		Value
Outstanding at December 31, 2007	2,414,749	39.66		3.24		181,788,203

Granted	1,009,900	106.13
Exercised	(274,330)	25.13
Forfeited	(52,030)	79.73

Outstanding at December 31, 2008	3,098,289	61.94		2.90		25,470,062

Granted	947,366	59.94
Exercised	(586,921)	26.89
Forfeited	(66,562)	47.66
Expired	(4,762)	63.00

Outstanding at December 31, 2009	3,387,410	43.84	*	3.97		338,334,777

Granted	1,264,625	128.27
Exercised	(191,469)	38.28
Forfeited	(46,085)	97.07

Outstanding at December 31, 2010	4,414,481	67.71		5.98	**	415,360,566

Vested and expect to vest at December 31, 2010	4,131,561	67.18		5.95	**	390,927,841

Exercisable at December 31, 2010	877,979	36.57		3.77	**	109,951,508

*	It includes the impact of stock modification in February 2009.

**	It includes the impact of stock modification in December 2009 and February 2010.
The Company’s current practice is to issue new shares to satisfy share option exercises.
The expected-to-vest options are the result of applying the pre-vesting forfeiture rate assumptions of 8% to total unvested options.
The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$161.80 as of December 31, 2010 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2010.
The total intrinsic value of options exercised during the year ended December 31, 2008, 2009 and 2010 were US$19 million US$46 million and US$24 million, respectively.

The following table summarizes information related to outstanding and exercisable options as of December 31, 2010 (in US$, except shares):

	Outstanding			Exercisable
			Weighted-average			Weighted-average
			Remaining			Remaining
Range of	Number of	Weighted-Average	Contractual	Number of	Weighted-Average	Contractual
Exercise Prices	shares	Exercise Price	Life (Years)	shares	Exercise Price	Life (Years)
17.00-22.99	129,092	19.56	2.09	129,092	19.56	2.09
23.00-34.99	318,268	26.29	2.94	318,268	26.29	2.94
35.00-44.99	2,160,886	38.11	6.05	216,009	39.24	5.62
45.00-58.99	203,526	58.39	4.12	203,526	58.29	4.12
59.00-77.99	11,084	77.02	4.62	11,084	77.02	4.62
78.00-96.99	352,550	96.70	6.67	—	—	—
97.00-129.99	1,012,025	125.16	7.08	—	—	—
130.00-159.99	227,050	141.64	7.64	—	—	—

	4,414,481			877,979

The weighted average fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was US$40.25, US$25.34 and US$61.02 per share, respectively.
As of December 31, 2010, there was US$93.9 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.5 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. For the twelve months ended December 31, 2010, total cash received from the exercise of share options amounted to RMB60,994,078 (approximately US$9 million).
The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the year ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
Risk-free interest rate	2.64% - 2.96%	1.16% - 1.89%	1.76% - 2.41%
Expected life (years)	4	2.8-4.0	5.0
Expected dividend yield	0%-0.42%	0%	0%
Volatility	44% - 46%	51% - 55%	52% - 53%
Fair value of options at grant date per share	from US$33.57	from US$13.80	from US$57.24
	to US$42.82	to US$41.98	to US$73.59
In 2010, the Company granted 8,600 restricted share units to employees under 2007 Incentive Plan with total share-based compensation cost amounted to US$1.2 million. As of December 31, 2010, there was US$1.1 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 3.8 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.
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

As of December 31, 2010, the Company did not record any liability for uncertain tax positions. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For 2010, the Company did not have any interest and penalties associated with tax positions.
Other income
Other income primarily consists of financial subsidies and foreign exchange gains. Financial subsidies from local PRC government authority were recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received. Components of other income for the year ended December 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	RMB	RMB	RMB
Financial subsidies	24,185,723	53,951,319	64,016,045
Foreign exchange gains	30,710,828	849,075	34,142,139
Reimbursement from the depository	—	4,380,180	—
Others	48,044	1,620,706	967,332

Total	54,944,595	60,801,280	99,125,516

Statutory reserves
The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology, Software Hotel Information and Starway Shanghai, the subsidiaries of the Company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2008, 2009, and 2010, appropriations to statutory reserves have been made of RMB15,078,453, RMB11,909,284, and RMB19,325,938, respectively. The Company’s subsidiary in Taiwan, ezTravel, is required to allocate 10% of its after-tax profit to the statutory reserve in accordance with the Taiwan regulations. In 2010, appropriations to statutory reserves equivalent to RMB1,569,788 have been made. There is no such regulation of providing statutory reserve in Hong Kong.
Dividends
Dividends are recognized when declared.
PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As substantially all of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. Restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB662 million as of December 31, 2010. This amount is composed of share capital and statutory reserves of the Company’s PRC subsidiaries and VIEs described above.
As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2008, 2009 and 2010 were RMB 885 million, RMB1.0 billion and RMB2.0 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the discretion of the Company without third party consent, for which the compensatory element of the arrangement is excluded from the accumulated profits.
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

Effective January 1, 2008, current CIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate.
As of December 31, 2010, the Company did not record any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest all of its earnings to further expand its business in mainland China.
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
The Company primarily generates its revenues from customers in Great China Area, and assets of the Company are also located in Great China Area. Accordingly, no geographical segments are presented.
Recent accounting pronouncements
In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. The amendments in this update are the result of FASB Statement No. 167 “Amendments to FASB Interpretation No. 46 (R)”, which is now codified as FASB ASC 810-10-50-2A “Consolidation — Overall — Disclosure — Variable Interest Entities” and is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2009-17 did not have a material impact on the Company’s financial position, results of operations and cash flows.
In January 2010, the FASB issued a final Accounting Standards Update (ASU) that sets forth additional requirements and guidance regarding disclosures of fair value measurements. ASU 2010-06, Improving Disclosures about Fair Value Measurements, amends the FASB Codification to require gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. It also clarifies two existing disclosure requirements of ASC 820-10, Fair Value Measurements and Disclosures — Overall, on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. There was a significant change in the final guidance as compared to the proposed ASU issued in August 2009. The final ASU does not require a sensitivity analysis for Level 3 measurements. The new requirements and guidance are effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 roll forward which is effective for fiscal years beginning after December 15, 2010 (including interim periods within those fiscal years). The adoption of ASU 2010-06 has no material effect on the Group’s consolidated results of operations and financial condition.
In February 2010, the FASB issued ASU 2010-09, Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements. The ASU amends the guidance on subsequent events in the FASB Accounting Standards Codification to address potential conflicts with current SEC guidance and other issues that were brought to the FASB’s attention through the comment letter process. As a result of the amended guidance, (1) SEC filers must still evaluate subsequent events through the issuance date of their financial statements, however, they are not required to disclose that date in their financial statements, (2) an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (i.e., over-the-counter market) must evaluate subsequent events through the date of issuance of its financial statements and must disclose that date, and (3) all other entities will continue evaluating subsequent events through the date the financial statements are available to be issued and must disclose that date in their financial statements. In addition, the scope of the disclosure requirements for reissued financial statements has been refined to apply only to “revised” financial statements. For entities, other than conduit bond obligors, the provisions of the ASU are effective upon issuance. Conduit bond obligors will be required to apply the ASU’s requirements in fiscal periods ending after June 15, 2010. The adoption of ASU 2010-09 has no material effect on the Group’s consolidated results of operations and financial condition.

In April 2010, the FASB has issued ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The ASU updates the guidance in ASC 718, Compensation—Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. We do not expect ASU 2010-13 to have any impact on the Group’s consolidated results of operations and financial condition.
In April 2010, the FASB issued ASU 2010-17, Milestone Method of Revenue Recognition, which amends ASC 605, Revenue Recognition, to include guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The ASU is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. The adoption of ASU 2010-17 has no material effect on the Group’s consolidated results of operations and financial condition.
On July 2010, the FASB Issued Accounting Standards Update 2010-20, Receivables (Topic 310) — Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses (the ASU). In the aftermath of the global economic crisis, transparent financial reporting has become the subject of worldwide attention, with a focus on improving accounting standards in a number of areas, including financial instruments. The new ASU requires disclosure of additional information to assist financial statement users understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. For public companies, the ASU is effective for interim and annual reporting periods ending on or after December 15, 2010 with specific items, such as the allowance rollforward and modification disclosures effective for periods beginning after December 15, 2010. Nonpublic entities are required to apply the disclosure requirements for annual reporting periods ending on or after December 15, 2011. The adoption of ASU 2010-20 has no material effect on the Group’s consolidated results of operations and financial condition.
In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU contains the final consensus reached by the EITF meeting on November 19, 2010. The EITF consensus affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The EITF decided to amend Step 1 of the goodwill impairment test so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. The adoption of ASU 2010-28 has no material effect on the Group’s consolidated results of operations and financial condition.
In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU contains the final consensus reached by the EITF meeting on November 19, 2010. The EITF consensus addresses diversity in practice in applying pro forma revenue and earnings disclosure requirements for business combinations. The EITF concluded that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company does not expect ASU 2010-29 to have any impact on the Group’s consolidated results of operations and financial condition.
Certain risks and concentration
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2008, 2009 and 2010, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.
No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2008, 2009 and 2010.
No individual customer accounted for more than 10% of accounts receivable as of December 31, 2009 and 2010.

3. PREPAYMENTS AND OTHER CURRENT ASSETS
Components of prepayments and other current assets as of December 31, 2009 and 2010 were as follows:

	2009	2010
	RMB	RMB
Prepayments and deposits to vendors	95,925,094	307,475,952
Interest receivable	5,337,719	19,463,944
Receivables from financial institution	16,780,052	12,118,618
Employee advances	2,935,454	3,182,906
Prepayments for property and equipment	4,932,225	2,070,608
Others	6,119,655	8,302,461

Total	132,030,199	352,614,489

4. LONG-TERM DEPOSITS
The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies to obtain blank air tickets for sales to customers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.
Components of long-term deposit as of December 31, 2009 and 2010 were as follows:

	2009	2010
	RMB	RMB
Deposits paid to airline suppliers	130,611,314	130,547,730
Deposit paid to lessor	9,080,233	15,399,710
Deposit paid to travel bureau	140,000	60,000
Others	3,363,644	9,849,182

Total	143,195,191	155,856,622

5. LAND USE RIGHTS
The Company’s land use rights are related to the payment to acquire two land use rights, one of total cost RMB68,269,734 for approximately 17,000 square meters of land in Shanghai, on which the Group has built an information and technology center, the other of total cost RMB48,912,729 for approximately 19,500 square meters of land in Nantong, the construction of which has been completed as of December 31, 2010. According to land use right policy in the PRC, the Company has a 50-year use right over the land in Shanghai and 40-year use right over the land in Nantong, which are used as the basis for amortization, respectively. Amortization expense for the years ended December 31, 2008, 2009 and 2010 was RMB2,486,312, RMB2,588,213 and RMB2,588,213, respectively. As of December 31, 2009 and 2010, the net book value was RMB108,922,018 and RMB106,333,805, respectively.
6. PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2009 and 2010 were as follows:

	2009	2010
	RMB	RMB
Buildings	147,248,314	509,340,453
Computer equipment	134,905,979	156,657,586
Website-related equipment	50,881,277	86,678,382
Furniture and fixtures	33,293,324	47,858,178
Software	20,691,306	26,389,221
Leasehold improvements	9,169,515	15,555,405
Construction in progress	293,914,287	—
Less: accumulated depreciation and amortization	(139,597,407)	(188,800,245)

Total net book value	550,506,595	653,678,980

From 2008, the Company started to build its second customer service center in Nantong, all direct cost related to the customer service center has been recorded in construction in progress. In May 2010, the Company started to put Nantong customer service center into use and began depreciating. All direct costs of the new customer service center were originally capitalized as construction in progress, and were reclassified to property and equipment, when the building was completed and available for use.
Depreciation expense for the years ended December 31, 2008, 2009 and 2010 was approximately RMB35,574,685, RMB45,196,678 and RMB62,929,541, respectively.

7. INVESTMENTS
Investment as of December 31, 2009 and 2010 were as follows:

	2009	2010
	RMB	RMB
Hanting (available for sale)	—	792,390,941
Home Inns (equity method)	658,051,285	702,697,522
Dining Secretary (available for sale)	—	66,000,000
Others	—	13,142,160

Total net book value	658,051,285	1,574,230,623

China Lodging Group, Limited (“Hanting”)
On March 31, 2010, the Company purchased newly issued 7,202,482 Shares from Hanting in a private placement. On the same day, the Company purchased an aggregate of 11,646,964 Shares of Hanting from the then shareholders. In addition, on March 31, 2010, the Company purchased 800,000 ADSs representing 3,200,000 Shares of Hanting in its initial public offering (“IPO”). All transactions were made at a purchase price of US$12.25 per ADS, or US$3.0625 per Share, which is the then IPO price. The total purchase cost is US$67.5 million (approximately RMB461 million). Upon the closing of the transactions described above, the Company holds an aggregate of 22,049,446 shares of Hanting (including 3,200,000 shares represented by ADSs), representing approximately 9% of Hanting’s total outstanding shares as of March 31, 2010.
Given the level of investment, the Company applies ASC-320-25 to account for its investment in Hanting. The Company classified the investment as “available for sale” and measured the fair value at every period end (Note 8). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.
The closing price of Hanting as of December 31, 2010 is US$21.78 per ADS. As of December 31 2010, the Company recorded the investment in Hanting at a fair value of RMB792 million (approximately US$120 million), with RMB347 million increase in fair value of the investment credited to other comprehensive income.
Home Inns & Hotels Management Inc. (“Home Inns”)
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
In May 2009, the Company entered into a definitive purchase agreement with Home Inns to acquire additional equity interest in Home Inns through a private placement of its ordinary shares for US$50 million in cash. This transaction closed on May 21, 2009. As a result, the Company’s aggregate equity interest in Home Inns has increased to approximately 18% of the total outstanding shares of Home Inns (an aggregate of 14,400,765 shares). Given the level of investment and the common directors on Board of both the companies, the Company applied equity method of accounting since then. As a result, as required by ASC 323-10-35-33, the Company has retroactively applied the equity method of accounting to account for approximately 9% investment in Home Inns for the year ended December 31, 2008. The impact of applying equity method for approximately 9% investment of 2008 was immaterial to 2008 and 2009 earnings and as such was recorded in 2009. Additionally, the change resulted in RMB80,882,962 reclassification crediting from other comprehensive income within equity to the debiting balance sheet Investment account as of December 31, 2008.
The Company calculated equity in income or losses of investment in Home Inns on one quarter lag basis, as allowed, as the financial statements of Home Inns were not available within a sufficient time period.

The carrying amount and unrealized securities holding profit for investment as of December 31, 2009 and 2010 were as follows:

	2009	2010
	RMB	RMB
Investment cost
Balance at beginning of year	266,173,740	625,181,868
Addition of investment	359,215,242	—
Foreign currency translation	(207,114)	(21,525,755)

Total investment cost	625,181,868	603,656,113

Value booked under equity method
Share of profit on affiliated companies investments	35,264,799	105,543,246
Amortization of identifiable intangible assets, net of tax	(2,395,382)	(6,501,837)

Total booked value under equity method	32,869,417	99,041,409

Net book value	658,051,285	702,697,522

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

	304,332,935

The financial information of Home Inns as of and for the twelve months ended September 30, 2010 is as follows:

RMB
’000

Current assets	1,337,168
Non-current assets	2,551,724
Current liability	909,183
Non-current liabilities	283,431
Retain earnings	725,672
Total revenues	3,068,313
Income from operations	512,909
Net income	402,116
The closing price of Home Inns as of December 31, 2010 is US$40.96 per ADS, the aggregate market value of the Company’s investment in Home Inns is approximately RMB1.9 billion (US$295 million).
Dining Secretary China Limited (“Dining Secretary”)

In November 2010, the Company entered into agreements to acquire a minority stake of Dining Secretary’s Series B convertible preferred shares with total consideration of US$10 million. The transaction was closed on November 24, 2010. Headquartered in Shanghai, Dining Secretary is a leading provider of free online and offline restaurant reservations for diners. Dining Secretary operates in many cities in China, serving diners and restaurants with a call center and the website www.95171.cn.
The Company recorded this investment as an available-for-sale debt security. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 8). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. There is no significant change in fair value of the investment from the initial investment day to the December 31, 2010.
Other investments included equity investments in BTG-Jianguo Hotels & Resorts Management Co., Ltd.(“BTG-Jianguo”) and certain privately-held companies. The investment of BTG-Jianguo was closed in December 2010, with a total consideration of RMB10.2 million. The Company accounts for equity investments in entities in which the Company exercises significant influence but does not own a majority equity interest or otherwise control using the equity method.
It has been concluded that the fair value of all investments above is greater than or equal to original cost, as a result, no impairments have been recorded for these investments.
8. FAIR VALUE MEASUREMENT
In accordance with ASC 820-10, the Company measures available-for-sale investments at fair value. Available-for-sale investments classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC). The available-for-sale investments classified within Level 3 is valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.
Assets measured at fail value on a recurring basis are summarized below:

	Fair Value Measurement at
	December 31, 2010 Using
	Quoted Prices
	in Active
	Market for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value at December 31, 2010
	RMB	RMB	RMB	RMB	US$

Available-for-sale investments
Hanting	792,390,941	—	—	792,390,941	120,059,233
Dining Secretary	—	—	66,000,000	66,000,000	10,000,000

Total	792,390,941	—	66,000,000	858,390,941	130,059,233

There were no such investments as at December 31, 2009.
There were no significant transfers between Level 1 and Level 2 investment during 2010 and the roll forward of Level 3 investment is as following:

Amount
RMB

Fair value of available-for-sale (Level 3) investment as at December 31, 2008 and 2009	—
Investment in Series B Preferred Shares of Dining Secretary	66,670,000
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(670,000)
Fair value of available-for-sale (Level 3) investment as at December 31, 2010	66,000,000

Fair value of available-for-sale investment (Level 3) as at December 31, 2010 (US$)	10,000,000

The Company determined the fair value of their investment holding in Dining Secretary by using an income approach concluding on the overall investee’s equity value and allocating this value to the various classes of preferred and common shares by using an option-pricing method. The Company used independent appraisal report, based on estimates, judgments and information of other comparable public companies, to determine its fair value.

9. GOODWILL
The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010 were as follows:

	2009	2010
	RMB	RMB

Balance at beginning of year	63,689,736	322,936,838
Acquisition of Software Hotel Information	10,000,000	—
Acquisition of ezTravel	249,247,102	—
Acquisition of Wing On Travel	—	435,294,603

Balance at end of period	322,936,838	758,231,441

In December 2008, the Company purchased 90% equity of Software Hotel Information at preliminary purchase price of RMB80 million. Goodwill of RMB48 million was recognized from this acquisition. In April 2009, RMB90 million was agreed and determined as the final purchase price of this acquisition. Thus the goodwill from acquisition of Software Hotel Information increased by 10 million.
In 2009, the Company consolidated ezTravel’s financial statements as it had a controlling financial interest of ezTravel since then, goodwill of RMB249 million was recognized from this acquisition (Note 2).
In May 2010, the Company purchased 90% equity interest of Wing On Travel. Goodwill of RMB435 million was recognized from this acquisition (Note 2).
Goodwill arose from the business combination completed in the year ended December 31, 2010 has been allocated to the single reporting unit of the Group. Goodwill represents the synergy effects of the business combination.
The Company performed goodwill impairment tests in year 2009 and 2010, and the results of these tests indicated that the Company’s goodwill was not impaired.

10. INTANGIBLE ASSETS
Intangible assets as of December 31, 2009 and 2010 were as follows:

	2009	2010
	RMB	RMB
Intangible assets —
Intangible assets to be amortized—
Non-compete agreements	11,479,610	11,479,610
Customer list	5,055,378	11,142,578
Technology patent	9,240,000	9,240,000
Cross-border travel agency license	1,117,277	1,117,277
Intangible assets not subject to amortization—
Trade mark	41,645,235	267,741,235
Golf membership certificate	4,200,000	4,200,000
Others	395,071	5,478,271

	73,132,571	310,398,971

Less: accumulated amortization —
Intangible assets to be amortized—
Non-compete agreements	(2,295,922)	(4,591,844)
Customer list	(1,263,844)	(4,134,527)
Technology patent	(1,848,000)	(3,696,000)
Cross-border travel agency license	(872,851)	(1,012,508)
Intangible assets not subject to amortization—
Trade mark	—	—
Golf membership certificate	—	—
Others	—	—

	(6,280,617)	(13,434,879)

Net book value—
Intangible assets to be amortized—
Non-compete agreements	9,183,688	6,887,766
Customer list	3,791,534	7,008,051
Technology patent	7,392,000	5,544,000
Cross-border travel agency license	244,426	104,769
Intangible assets not subject to amortization—
Trade mark	41,645,235	267,741,235
Golf membership certificate	4,200,000	4,200,000
Others	395,071	5,478,271

	66,851,954	296,964,092

Amortization expense for the years ended December 31, 2008, 2009 and 2010 was approximately RMB139,656, RMB5,547,422 and RMB7,154,262 respectively.
The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows:

Amortization
RMB

2011	7,960,950
2012	6,594,270
2013	4,989,366
2014	—
2015	—

19,544,586

11. TAXATION
Cayman Islands
Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The Company’s subsidiaries registered in the Hong Kong are subject to Hong Kong Profits Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.
Taiwan
The Company’s consolidated entities registered in the Taiwan are subject to Taiwan Enterprise Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Taiwan income tax laws. In the first half of the year 2010, announced by local authority, general enterprise income tax rate of Taiwan was reduced from 25% to 17%. The application tax rate for the Company’s subsidiary in Taiwan is 17%, which was effective retroactively as of January 1, 2010.
China
The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.
In 2007, the National People’s Congress passed new PRC CIT Law and Detailed Implementation Rules of China CIT Law. The CIT laws were effective on January 1, 2008. The CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments will continue to be granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a high and new technology enterprise. In December 2008, the Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information obtained approval for the High New Tech Enterprises status. The applicable tax rate for High New Tech Enterprise is 15%, which was effective retroactively as of January 1, 2008. The High New Tech Enterprises qualification has a three-year effective period which expires on December 31, 2010. These four entities will reapply for the qualification in 2011.
Additionally, the Company’s subsidiary, Ctrip Travel Network obtained approval from relevant tax bureau for a 50% reduction upon statutory income tax rate for 2008 and 2009 as it obtained the status of “software company”. The application tax rate of 2008, 2009 and 2010 for Ctrip Travel Network was 12.5%, 12.5% and 15%, respectively.
Shenzhen Ctrip is registered in the city of Shenzhen in China, which was a special economic zone entitled to a preferential tax rate of 15% before 2008. Under the current CIT law, Shcnzhen Ctrip is entitled to a transitional tax rate which is gradually increased to 25% from 2008 to 2012. The applicable CIT rates from 2008 to 2012 are 18%, 20%, 22%, 24% and 25%, respectively. Starting from 2012, Shenzhen Ctrip would be subjected to the general CIT rate of 25%.
In 2010, in accordance with CIT Law, the applicable CIT rates are 25%, except for aforementioned three subsidiaries qualified for High New Tech Enterprises and Shenzhen Ctrip.
Pursuant to the CIT Law and Circular Caishui [2008]No.1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign invested enterprise(“FIE”) to its immediate holding company outside mainland China would be subject to withholding taxes. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company and other supplementary guidance/requirements stipulated by State Administration of Taxation (“SAT”) and tax treaty are met and proper procedures have been gone through. The Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and Starway Shanghai are considered FIEs and are directly held by our subsidiaries in Hong Kong. According to double tax arrangement between Mainland and Hong Kong Special Administrative Region, dividends payable by an FIE in mainland China to the company in Hong Kong will be subject to 5% withholding tax, subject to approval of the tax authority. All of these foreign invested enterprises will be subject to the withholding tax for their earnings generated after January 1, 2008. The Company expects to reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no deferred tax liability was provided on the outside basis difference from undistributed earnings after January 1, 2008.
Composition of income tax expense
The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	RMB	RMB	RMB
Current income tax expense	(100,478,409)	(146,001,559)	(223,144,541)
Adjustments to deferred tax assets/liabilities for enacted CIT rate change	(4,510,307)	—	3,656,049
Deferred tax benefit	2,075,312	14,343,474	14,471,531

Income tax expense	(102,913,404)	(131,658,085)	(205,016,961)

Reconciliation of the differences between statutory tax rate and the effective tax rate
A reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to Subsidiaries in the PRC	(11)%	(12)%	(11)%
Non-deductible expenses incurred	4%	6%	4%
Others	1%	(2)%	(1)%

Effective CIT rate	19%	17%	17%

Significant components of deferred tax assets and liabilities:

	2009	2010
	RMB	RMB

Deferred tax assets:
Accrued liability for customer reward program and e-coupons	12,939,013	17,819,817
Accrued staff salary	8,752,382	16,884,937
Loss carry forward	6,349,296	12,733,226
Deferred tax liabilities	(390,000)	(390,000)
Others	1,202,871	2,821,430
Less: Allowance of deferred tax assets	(5,407,503)	(12,733,226)

Total deferred tax assets	23,446,059	37,136,184

Deferred tax liabilities, non-current:
Recognition of intangible assets	(11,509,937)	(45,382,710)

Net deferred tax assets/(liabilities)	11,936,122	(8,246,526)

As of December 31, 2009 and 2010, valuation allowance of RMB5.4 million and RMB12.7 million was provided for operating loss carry forwards related to certain subsidiary based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.
As of December 31, 2010, the Group had net operating tax loss carry forwards amounted to RMB50.9 million which will expire from 2014 to 2015 if not used.
The provisions for income taxes for the years ended December 31, 2008, 2009 and 2010 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain of the Company’s subsidiaries and VIEs in the PRC.
The following table sets forth the effect of preferential tax on China operations:

	2008	2009	2010
	RMB	RMB	RMB
Tax holiday effect	59,618,875	92,146,741	125,981,081
Basic net income per share effect	0.45	0.69	0.89
Diluted net income per share effect	0.43	0.65	0.84
12. EMPLOYEE BENEFITS
The Group’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, unemployment insurance and pension benefits. The full-time employees in the PRC subsidiaries and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB90,029,054, RMB117,927,376 and RMB158,641,293 for the year ended December 31, 2008, 2009 and 2010 respectively.

13. RELATED PARTY TRANSACTIONS
During the years ended December 31, 2008, 2009 and 2010 significant related party transactions were as follows:

	2008	2009	2010
	RMB	RMB	RMB
Commissions from Home Inns	14,766,676	20,941,782	18,190,563
Commissions from Hanting	7,515,618	9,949,158	9,509,062
Purchase of tour package from Ananda Travel Service (Aust.) Pty Limited (“Ananda”)	—	—	21,010,558
Printing expenses to Joyu Tourism Operating Group	2,160,000	2,160,000	2,160,000
Advertisement purchase from Focus Media Holding Limited (“Focus Media”)	—	425,172	299,925
Purchase of Shares of Hanting	—	—	461,239,269
Purchase of Shares of Home Inns	265,655,797	359,215,242	—
The Company’s hotel supplier, Home Inns has two directors in common with our company. Another hotel supplier, Hanting, has a director in common with our company and a director who is a family member of one of our officers. Home Inns and Hanting have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions from Home Inns and Hanting for the years ended December 31, 2008, 2009 and 2010 are presented as above.
The Company’s tour package supplier, Ananda is an association investment of Wing On Travel. Tour package purchase from Ananda for the year ended December 31, 2010 is presented as above.
The Company entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with the Company. Total printing expense to Joyu Tourism Operating Group for the year ended December 31, 2008, 2009 and 2010 are presented as above.
The Company’s advertisement service supplier, Focus Media, has a director in common with our company. The company entered into agreements with affiliates of Focus Media to purchase advertisement service. Advertisement purchase from Focus Media for the year ended December 31, 2010 is presented as above.
Up to December 31,2010, the Company purchased 22,049,446 shares of Hanting at unit cost of US$3.0625, representing approximately 9% of Hanting’s total outstanding shares. Total cost of investment was RMB461 million (approximately US$67.5 million) then.
Up to December 31, 2010, the Company purchased 7,200,383 ADS of Home Inns at average unit cost of approximately US$13, representing approximately 18% of Home Inns’ total share in aggregate. Total cost of investment was RMB625 million (approximately US$92 million) then.
As of December 31, 2009 and 2010, significant balances with related parties were as follows:

	2009	2010
	RMB	RMB
Due from related parties:
Due from Home Inns	1,360,381	1,421,153
Due from Hanting	927,584	871,619
Others	—	923,856

	2,287,965	3,216,628

Due to related parties:
Due to Ananda	—	11,616,375
Due to related parties of a VIE	249,910	249,910
Due to Focus Media	215,172	—

	465,082	11,866,285

The amounts due from and due to related parties as of December 31, 2009 and 2010 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf of each other. They are not collateralized, interest-free and have normal business payment terms.

14. OTHER PAYABLES AND ACCRUALS
Components of other payables and accruals as of December 31, 2009 and 2010 were as follows:

	2009	2010
	RMB	RMB
Accruals for property and equipment	99,836,309	120,067,060
Accrued operating expenses	46,470,146	80,280,117
Deposits received from suppliers and packaged-tour customers	10,554,456	8,991,812
Due to employees for stock option proceeds received on their behalf	30,024,387	8,571,592
Payable for acquisition	28,114,780	5,100,000
Liability incurred for noncontrolling interest in a VIE	1,412,500	—
Others	12,774,659	12,651,166

Total	229,187,237	235,661,747

15. EARNINGS PER SHARE
Basic earnings per share and diluted earnings per share were calculated as follows:

	2008	2009	2010
	RMB	RMB	RMB
Numerator:
Net income attributable to Ctrip’s shareholders	444,107,873	658,973,622	1,048,069,740

Denominator:
Denominator for basic earnings per ordinary share
— weighted average ordinary shares outstanding	33,352,845	33,592,334	35,385,451
Dilutive effect of share options	1,071,704	1,658,001	2,191,605

Denominator for diluted earnings per ordinary share	34,424,549	35,250,335	37,577,056

Basic earnings per ordinary share	13.32	19.62	29.62

Diluted earnings per ordinary share	12.90	18.69	27.89

Basic earnings per ADS	3.33	4.90	7.40

Diluted earnings per ADS	3.23	4.67	6.97

16. COMMITMENTS AND CONTINGENCIES
Operating lease commitments
The Company has entered into leasing arrangements relating to office premises that are classified as operating leases for the periods from 2011 to 2015. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB
2011	35,061,329
2012	18,457,823
2013	7,437,758
2014	3,369,671
2015	900,277
Thereafter	359,560

65,586,418

Rental expense amounted to RMB16,932,038, RMB25,704,016 and RMB45,744,187 for the years ended December 31, 2008, 2009 and 2010, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.
Capital commitments
As of December 31, 2010, the Company had outstanding capital commitments totaling RMB13.7 million, which consisted of capital expenditures of property, equipment and software.

Guarantee
In connection with our air ticketing business, the Group is required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits in order to or to provide other guarantees obtain blank air tickets. As of December 31, 2010, the amount under these guarantee arrangements was approximately RMB660 million.
Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.
Bank credit limit
In March 2009, the Company obtained credit limit from one domestic bank with total amount of RMB200 million in order to supply daily operating cash needs, which was expired in April 2010. During the year 2009 and 2010, the Company did not apply for funds under the credit limit.
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
17. SUBSEQUENT EVENTS
As of the date of this report, the Company does not have significant subsequent event to be disclosed.

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

Exhibit
Number		Document
4.21
Purchase Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.22
Registration Rights Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.23
Sale and Purchase Agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-3 (file no. 333-165150) filed with the Securities and Exchange Commission on March 2, 2010)

4.24
Subscription Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(A) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.25
Share Purchase Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and the selling shareholders named therein (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.26
Investor and Registration Rights Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

8.1	*	Consolidated Entities of the Registrant

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