Form 20-F
period 2011-12-31
CTRIP COM INTERNATIONAL LTD
filed 2012-03-30
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 35,849,473 ordinary shares, par value $0.01 per ordinary share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑  No  ☐

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

(3) “ADSs” refers to our American depositary shares, four of which represent one ordinary share;

(4) “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, exclude Taiwan, Hong Kong and Macau, and “Greater China” refers to the PRC, Taiwan, Hong Kong and Macau; and

(5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011.

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain profitability; and

•	the expected growth in the overall economy and demand for travel services in China.

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors described under “Item 3.D. Risk Factors,” included elsewhere in this annual report on Form 20-F, including the following risks:

•	slow-down of economic growth in China and the global economic downturn may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability;

•	general declines or disruptions in the travel industry may materially and adversely affect our business and results of operations;

•	the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;

•

if we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in obtaining new business partners and customers, and our business may be harmed;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our business and results of operations may be materially and adversely affected;

•	our business could suffer if we do not successfully manage current growth and potential future growth;

•

our strategy to acquire or invest in complementary businesses and assets involves significant risks and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations;

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry in Greater China;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services;

•	inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations; and

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects,” below. The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

All ADS data have been retroactively adjusted to reflect the current ADS to ordinary share ratio for all periods presented.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands, except for per ordinary share data)
Consolidated Statement of Operation Data
Net revenues	1,199,111	1,482,004	1,988,007	2,881,233	3,498,085	555,790
Cost of revenues	(236,226)	(326,610)	(450,603)	(625,261)	(805,130)	(127,923)
Gross profit	962,885	1,155,394	1,537,404	2,255,972	2,692,955	427,867
Operating expenses
Product development(1)	(177,302)	(235,800)	(308,452)	(453,853)	(601,485)	(95,566)
Sales and marketing(1)	(243,314)	(286,693)	(345,289)	(453,293)	(624,600)	(99,239)
General and administrative(1)	(137,944)	(171,694)	(196,297)	(294,701)	(400,876)	(63,693)
Total operating expenses	(558,560)	(694,187)	(850,038)	(1,201,847)	(1,626,961)	(258,498)
Income from operations	404,325	461,207	687,366	1,054,125	1,065,994	169,369
Net interest income and other income	52,001	86,045	78,194	136,712	223,627	35,531
Income before income tax expense equity in income of affiliates and noncontrolling interest	456,326	547,252	765,560	1,190,837	1,289,621	204,900
Income tax expense	(58,006)	(102,914)	(131,658)	(205,017)	(262,186)	(41,657)
Equity in income of affiliates	—	—	32,869	66,172	57,525	9,140
Net income	398,320	444,338	666,771	1,051,992	1,084,960	172,383
Less: Net loss / (income) attributable to noncontrolling interests	4	(230)	(7,797)	(3,922)	(8,545)	(1,358)
Net income attributable to Ctrip’s shareholders	398,324	444,108	658,974	1,048,070	1,076,415	171,025
Earnings Per Ordinary Share Data:
Net income attributable to Ctrip’s shareholders	398,324	444,108	658,974	1,048,070	1,076,415	171,025
Earnings per ordinary share(3), basic	12.10	13.32	19.62	29.62	29.92	4.75
Earnings per ordinary share(3), diluted	11.67	12.90	18.69	27.89	28.30	4.50
Cash dividends per ordinary share paid(4)	2.11	3.38	—	—	—	—

	As of December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,064,418	1,069,827	1,434,618	2,153,935	3,503,428	556,639
Restricted cash	6,600	6,600	113,150	224,179	211,636	33,626
Short-term investment	141,174	176,586	180,184	1,178,278	1,288,472	204,718
Accounts receivable, net	260,684	274,302	420,579	621,549	789,036	125,365
Other current assets	74,765	103,992	157,764	392,967	605,970	96,279
Non-current assets	577,303	1,010,142	1,850,465	3,545,296	3,362,893	534,309
Total assets	2,124,944	2,641,449	4,156,760	8,116,204	9,761,435	1,550,936
Current liabilities	672,041	626,037	1,158,542	1,880,898	2,568,060	408,024
Other non-current liabilities	1,625	813	11,510	45,383	48,309	7,675
Total Ctrip’s shareholders’ equity	1,450,119	2,011,971	2,925,048	6,103,693	7,042,295	1,118,908
Noncontrolling interests	1,159	2,628	61,660	86,230	102,771	16,329
Total shareholder’s equity	1,451,278	2,014,599	2,986,708	6,189,923	7,145,066	1,135,237

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Product development	22,708	32,666	33,863	64,254	98,955	15,722
Sales and marketing	13,649	18,816	18,864	33,203	48,191	7,657
General and administrative	50,557	77,035	77,802	145,104	195,645	31,085

(2)	Translation from RMB amounts into U.S. dollars was made at a rate of RMB 6.2939 to US$1.00. See “Exchange Rate Information.”
(3)	Each ADS represents 0.25 of an ordinary share.
(4)

On July 14, 2006, we distributed dividends in the aggregate amount of RMB67 million to our shareholders of record as of June 30, 2006, at a dividend rate of RMB2.04, or US$0.255, per ordinary share. On July 6, 2007, we distributed dividends in the aggregate amount of RMB72 million to our shareholders of record as of June 29, 2007, at a dividend rate of RMB2.11, or US$0.277, per ordinary share. On July 7, 2008, we distributed dividends in the aggregate amount of RMB112 million to our shareholders of record as of June 12, 2008, at a dividend rate of RMB3.38, or US$0.488, per ordinary share. The above U.S. dollar amounts were translated using the then prevailing exchange rate. We did not distribute any dividends to our shareholders in 2009, 2010 and 2011.

Exchange Rate Information

We have published our consolidated financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2011 at US$1.00 : RMB6.2939, which was the certified exchange rate in effect as of December 30, 2011. The certified exchange rate on March 23, 2012 was US$1.00 : RMB6.3021. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

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

	Certified Exchange Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7689	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
September	6.3780	6.3885	6.3975	6.3780
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March (through March 23, 2012)	6.3021	6.3145	6.3315	6.2982

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Company

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.

The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies have entered into recession. The recovery from the lows of 2008 and 2009 was uneven and the markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have in the future. There is considerable future uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan.

Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and travel industry in China. Although the economy in China has grown significantly in the past decades, any prolonged slowdown in the global and/or Chinese economy could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition. Although the Chinese economy has recovered in 2010 and remained relatively stable since then, it is uncertain whether such recovery will continue into the rest of 2012 and beyond. Since we derive the majority of our revenues from hotel reservation, air-ticketing and packaged-tour services in China, the economic slow-down in China negatively affected our operating results in the second half of 2008. Any severe or prolonged slow-down in the global and/or Chinese economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to travel products and services. If consumer demand for travel products and services we offer decreases, our revenues may decline. Furthermore, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. In 2011, the trading prices of our ADSs on the Nasdaq Global Select Market ranged from US$22.33 to US$50.57 per ADS, and the closing price on March 28, 2012 was US$21.99 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities analysts;

•	conditions in the Internet or travel industries;

•	changes in the economic performance or market valuations of other Internet or travel companies;

•	changes in the economic performance or market valuations of other companies that focus on the China market;

•	announcements by us or our competitors of new products or services, significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	potential major litigation; and

•	market and volume fluctuations in the stock market in general.

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operations in China in particular have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted share-based awards.

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

If we fail to further increase our brand recognition, we may face difficulty in maintaining existing and acquiring new customers and business partners and our business may be harmed.

We believe that maintaining and enhancing the Ctrip brand depends in part on our ability to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry. The successful promotion of our brand will depend largely on our ability to maintain a sizeable and active customer base, maintain relationships with our business partners, provide high-quality customer service, properly address customer needs and handle customer complains and organize effective marketing and advertising programs. If our customer base significantly declines, the quality of our customer services substantially deteriorates, or our business partners cease to do business with us, we may not be able to cost-effectively maintain and promote our brand, and our business may be harmed.

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

We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. In addition, international travelers have become an increasingly important customer base. Competitors that have strategic alliances with overseas travel consolidators may have more effective channels to direct on-line booking requests to their websites for travel needs in China. Furthermore, like all other consolidators, we do not have exclusive arrangements with our travel suppliers. The combination of these factors means that potential entrants to our industry face relatively low entry barriers.

Our competitors may launch aggressive advertising campaigns, special promotions or engage in other marketing activities to promote their brands, acquire new customers or to increase their market shares. In response to such competitive pressure, we may have to take similar measures and as a result may incur significant expenses, which in turn could negatively affect our operating margins in the quarters or years when such promotional activities are carried out. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing and strategic relationships and alliances or other resources or name recognition, and may be able to imitate and adopt our business model. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business, results of operations and profit margins may be materially and adversely affected.

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown significantly as a result of both organic growth of existing operations and acquisitions. We have significantly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Our strategy to acquire or invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

As part of our plan to expand our product and service offerings, we have made and intend to make strategic acquisitions or investments in the highly fragmented travel service industries in Greater China and overseas. Our strategic acquisitions and investments could subject us to uncertainties and risks, including:

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

We have invested through open market purchases and in a private placement transaction a total of US$92 million in approximately 16% stake in Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China. The purchase prices were determined based on the trading prices of Home Inns’ ADSs on the Nasdaq Global Market at the time of each open market purchase or the average closing prices of Home Inns’ ADSs as stipulated in the relevant purchase agreement. If Home Inns experiences a net loss in the future, we would share the net loss of Home Inns proportionate to our equity interest. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in China Lodging Group, Limited, or Hanting, a leading economy hotel chain in China, through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering equal to Hanting’s initial public offering price. If the ADS price of Home Inns or Hanting declines and becomes lower than our share purchase price, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods.

In May 2010, we acquired 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), for a total consideration of approximately US$88 million in cash, and began to consolidate its financials since then. In February 2012, we acquired the remaining 10% of the issued share capital of Wing On Travel’s travel service segment as operated through HKWOT (BVI) Limited, for a total consideration of approximately US$9.4 million. We cannot assure you that we will be able to achieve the benefits we expected from such acquisitions or investments. Any actual or perceived failure to realize the benefits we expected from these acquisitions or investments may cause the trading price of our ADSs to decline.

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

If our business continues to expand, we will need to hire additional employees, including travel supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our websites, customer service centers and systems, and customer service representatives to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our websites and customer service centers may not have satisfactory experiences and may turn to our competitors, which may adversely affect our business and results of operations.

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

We rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party air-ticketing agencies to issue air tickets and travel insurance products, confirmations and deliveries in some cities in Greater China. We also rely on third party local operators to deliver on-site services to our packaged-tour customers. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance, such as server errors or interruptions, could impair the timing and quality of our own service. If our service providers fail to provide high quality services in a timely manner to our customers or violate any applicable rules and regulations, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangement with any of these third parties is terminated, we may not find an alternative source of support on a timely basis or on favorable terms to us.

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

The recurrence of SARS and other similar outbreaks of contagious diseases as well as natural disasters may materially and adversely affect our business and operating results.

In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan Province, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of the sharp decrease in travel in the relevant earthquake affected areas in Sichuan Province. In April 2009, an outbreak of H1N1 influenza (swine flu) occurred in Mexico and the United States and human cases of swine flu were and continue to be discovered in China and Hong Kong. In early 2011, the earthquake, tsunami and nuclear crisis in Japan also impacted the travel industry. Our business and operating results were adversely affected in all cases.

Any future outbreak of SARS or other contagious diseases, extreme unexpected bad weather or natural disasters would adversely affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could negatively impact our customers’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Government advice regarding, or restrictions on, travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters may have a material adverse effect on our business and operating results.

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

In December 2008, our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information were each designated by relevant local authorities as a “high and new technology enterprise” under the EIT Law with an effective period of three years. Therefore, these entities were entitled to enjoy a preferential tax rate of 15% from 2008 to 2011, as long as they maintain their qualifications for “high and new technology enterprises”. These four entities re-applied for this qualification after the effective period expired in 2011 and their applications were approved by the relevant government authority. The “high and new technology enterprises” status of these entities is subject to review every three years and we cannot assure you that our subsidiaries will continue to qualify as high and new technology enterprises when they are subject to reevaluation in the future. In the event that the preferential tax treatment for them is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.

We have sustained losses in the past and may experience earnings declines or net losses in the future.

We sustained net losses in the periods prior to 2002. We cannot assure you that we can sustain profitability or avoid net losses in the future. We expect that our operating expenses will increase and the degree of increase in these expenses is largely based on anticipated growth, revenue trends and competitive pressure. As a result, any decrease or delay in generating additional sales volume and revenues and increase in our operating expenses may result in substantial operating losses.

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

The Internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. We conduct a portion of our transactions through our websites. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, credit card information, personal information and billing addresses) over public networks and ensuring the confidentiality, integrity, availability and authenticity of the information of our users, customers, hotel suppliers and airline partners is essential to maintain their confidence in our online products and services. Our current security measures may not be adequate and advances in technology, increased levels of expertise of hackers, new discoveries in the field of cryptography or others could increase our vulnerability. In August 2011, China’s Supreme People’s Court and Supreme People’s Procuratorate issued judicial interpretations regarding hacking and other Internet crimes. However, its effect on curbing hacking and other illegal online activities still remains to be seen.

Significant capital, managerial and human resources are required to enhance information security and to address any issues caused by security failures. If we are unable to protect our systems and the information stored in our systems from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches may cause loss, expose us to litigation and possible liability to the owners of confidential information, disrupt our operations and may harm our reputation and ability to attract customers.

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

We may face greater risks of doubtful accounts as our corporate travel business increases in scale.

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

Since 2006, we have accounted for share-based compensation in accordance with ASC 718 “Stock Compensation,” or ASC 718, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. Our board of directors has the discretion to change terms of any previously issued share options and any such change may significantly increase the amount of our share-based compensation expenses for the period that the change takes effect as well as those for any future periods. In February 2009, our board of directors approved to reduce the exercise price of all outstanding unvested options that were granted by us in 2007 and 2008 under our 2007 Plan to the then fair market value of our ordinary shares underlying such options and, in December 2009, our board of directors approved to extend the expiration dates of all stock options granted in 2005 and 2006 to eight years after the respective original grant dates of these options. As a result of such changes, our share-based compensation expense of 2009 reduced our diluted earnings per ADS by approximately US$0.14. In February 2010, our compensation committee approved to extend the expiration dates of all stock options granted in and after 2007 to eight years after the respective original grant dates of these options. As a result of such changes, our share-based compensation expense of 2010 reduced our diluted earnings per ADS by approximately US$0.06. The application of ASC 718 will continue to have a significant impact on our net income. In addition, future changes to various assumptions used to determine the fair value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.

Failure to maintain effective internal control over financial reporting could result in errors in our published financial statements, which in turn could have a material adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2011. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2011. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

In the opinion of our PRC counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our subsidiaries, our affiliated Chinese entities and their shareholders, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel due to the lack of official interpretation and clear guidance.

If we and our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air-ticketing, travel agency or advertising businesses. In particular, if the PRC government authorities impose penalties which cause us to lose our rights to direct the activities of and receive economic benefits from our consolidated affiliated Chinese entities, we may lose the ability to consolidate and reflect in our financial statements the operation results of our consolidated affiliated Chinese entities. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations.

Under the equity pledge agreements between our subsidiaries and the shareholders of our affiliated Chinese entities, the shareholders of our affiliated Chinese entities pledged their respective equity interests in these entities to our subsidiaries. Such pledges were duly created by recording the pledge in the relevant affiliated Chinese entities’ register of shareholders in accordance with the PRC Collateral Law. However, according to the PRC Property Rights Law, effective as of October 1, 2007, and the Measures for the Registration of Equity Pledge with the Administration for Industry and Commerce, effective as of October 1, 2008, the effectiveness of the pledges will be denied if the pledges are not registered with the Administration for Industry and Commerce. Some of our affiliated Chinese entities and our subsidiaries are in the process of preparing the application forms and relevant documents for registration pursuant to the Measures for the Registration of Equity Pledge. Before such registration procedures are completed, we cannot assure you that the effectiveness of the pledges will be recognized by PRC courts if disputes arise on certain pledged equity interests or that our subsidiaries’ interests as pledgees will prevail over those of third parties.

If our affiliated Chinese entities violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.

As the PRC government restricts foreign ownership of value-added telecommunications, air-ticketing, travel agency and advertising businesses in China, we depend on our affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non-hotel reservation business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that the contractual arrangements as described in this annual report are valid, binding and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing, packaged-tour or advertising business in an acceptable manner or pay us for our consulting or other services. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business.

Our director, chief executive officer and president, Min Fan, our officers, Jianmin Zhu and Maohua Sun, and a family member of a senior officer, Fengying Zhang, were also the principal shareholders of our consolidated affiliated Chinese entities as of December 31, 2011. Thus, conflicts of interest between their duties to our company and our affiliated Chinese entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act entirely in our interests or that the conflicts of interest will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June, 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

The majority of our revenues and costs are denominated in Renminbi, while a portion of our financial assets and our dividend payments are denominated in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. Any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because the majority of our revenues are in the form of Renminbi, any restrictions on currency exchange may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules, as amended, or the Rules. Under the Rules, Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of Renminbi for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and the grant of employee stock options by overseas-listed companies may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice, or Notice 75, in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity interests in any onshore enterprise located in China, referred to in the notice as a “special purpose company.” On May 20, 2011, SAFE promulgated the Implementation Guidelines for Foreign Exchange Administration of Financings and Return Investment by Onshore Residents Utilizing Offshore Special Purpose Companies, or the Guidelines, which become effective on July 1, 2011, clarifying certain implementation questions of Notice 75. According to Notice 75 and the Guidelines, any PRC resident who is a direct or indirect shareholder of a special purpose company is also required to file or update the registration with the local branch of SAFE, with respect to that special purpose company for any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or the creation of any security interest. Moreover, the PRC subsidiaries of that special purpose company are required to urge the PRC resident shareholders to update their SAFE registration with the local branch of SAFE when such updates are required under applicable SAFE regulations.

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

On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company (which is replacing the old circular, “Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company”, of 2007), or the new Share Incentive Rule. Under the new Share Incentive Rule, PRC citizens who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through PRC subsidiary to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants. We and our PRC employees who have been granted stock options are subject to the Share Incentive Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

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

We conduct our business primarily through our wholly owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned enterprises. In addition, we depend on several affiliated Chinese entities in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If we and our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including restructuring. See “Risks Related to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

We have attempted to comply with the PRC government regulations regarding licensing requirements by entering into a series of agreements with our affiliated Chinese entities. If the PRC laws and regulations change, our business in China may be adversely affected.

To comply with the PRC government regulations regarding licensing requirements, we have entered into a series of agreements with our affiliated Chinese entities to exert our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that our contractual arrangements with our affiliated Chinese entities are valid under current PRC law and regulations, as there is substantial uncertainty regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree with our counsels’ position or that we will not be required to restructure our organizational structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

A. History and Development of the Company

We commenced our business in June 1999. In March 2000, we established a new holding company, Ctrip.com International, Ltd., in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. Since our inception, we have conducted the majority of our operations in China and expanded our operations overseas in 2009. As of December 31, 2011, we mainly operated our business through the following significant subsidiaries:

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

•	Beijing Ctrip International Travel Agency Co., Ltd., or Beijing Ctrip, which holds an air transport sales agency license, domestic and cross-border travel agency license;

•	Chengdu Ctrip Travel Service Co Ltd, or Chendu Ctrip, which holds air transport sales agency license and domestic travel agency license; and

•	Chengdu Ctrip International Travel Service co., Ltd, or Chengdu Ctrip International, which holds domestic and cross-border travel agency licenses, air transport sales agency license.

We formed Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns Hong Kong, in 2001 to expand our business to include the hotel management service. We spun off all of our interest in Home Inns Hong Kong in August 2003. Home Inns Hong Kong became a wholly owned subsidiary of Home Inns in June 2006. Home Inns undertook an initial public offering and its ADSs were listed on the Nasdaq Global Market in October 2006. During the period from September 12, 2008 to March 31, 2009, we purchased ADSs of Home Inns on the open market representing approximately 10% of the then total outstanding ordinary shares of Home Inns. In May 2009, we entered into a purchase agreement with Home Inns to acquire additional equity interest in Home Inns through a private placement of its ordinary shares for $50 million in cash. In connection with this private placement, we have also obtained certain demand, piggyback and Form F-3 registration rights from Home Inns. Our aggregate equity interest in Home Inns was approximately 16% of the total outstanding ordinary shares of Home Inns as of December 31, 2011.

In March 2006, we formed a wholly owned subsidiary, C-Travel International Limited, an exempted company with limited liability incorporated in the Cayman Islands, in connection with our investment in a minority stake in ezTravel Co., Ltd., or ezTravel, an online travel service provider in Taiwan that offers packaged tours as well as hotel and airline ticket reservation services. In 2009, we consolidated ezTravel’s operating results as we had a controlling financial interest of ezTravel. The financial results of ezTravel are not significant to our company in the year ended December 31, 2011.

In April 2007, we formed a new wholly owned subsidiary, Ctrip Information Technology, in the PRC, in connection with the construction of our second customer service center in Nantong, Jiangsu Province, in anticipation of future business expansion.

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

In May 2010, pursuant to a sale and purchase agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip. com International, Ltd., we acquired 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), for a total consideration of approximately US$88 million in cash, and began to consolidate its financial results since then. The financial results of Wing On Travel were not significant to our company in the year ended December 31, 2011. In February 2012, we entered into a sale and purchase agreement to purchase the remaining 10% of the issued share capital of HKWOT (BVI) Limited for a total consideration of US$9.4 million; as of the date of this annual report, US$9.2 million has been paid in cash and the remaining balance shall be paid in cash on the first anniversary of the date of completion as defined in the sale and purchase agreement.

From time to time, we selectively acquired or invested in businesses that complement our existing business, and will continue to do so in the future. Other than disclosed in this annual report on Form 20-F, no acquisitions or investments was material to our businesses or financial results at the time we made the acquisition or investment.

Our principal executive offices are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, and our telephone number is (86-21) 3406-4880. Our agent for service of process in the United States is CT Corporation System. Our principal website address is www.ctrip.com. The information on our websites should not be deemed to be part of this annual report.

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

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. As of December 31, 2011, we had secured room supply relationships with approximately 25,000 hotels in China and approximately 21,000 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. As of December 31, 2011, we had guaranteed room allotments, which allow us to sell hotel rooms to our customers even during peak seasons and provide instant confirmation, with approximately 70% of the hotels in China with whom we have a supply relationship. Rooms booked in hotels with guaranteed allotment arrangement accounted for over 85% of our hotel transactions for the year ended December 31, 2011. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. Revenues from our bookings for three-, four-, five-star and equivalent hotels comprised over 80% of our revenues from our hotel reservation business in 2011.

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

We also offer independent leisure travelers bundled packaged-tour products, including group tours, semi-group tours and private tours or packaged tours with different transportation arrangements, such as cruise, bus or self-driving. We provide integrated transportation and accommodation services and offer a variety of value-added services including car rental, insurance, visa services, tour guides, transportation at destinations and tickets. We offer customers one-stop services to meet their booking and traveling needs. We also provide high quality customer service, supplier management and customer relationship management. Our services currently cover more than 60 departing cities in China.

We offer our services to customers through an advanced transaction and service platform consisting of our centralized, 24-hour customer service centers and bilingual websites. In 2011, transactions effected through our customer service centers accounted for approximately 60% of our transaction volume, while our websites accounted for the balance.

Our revenues are primarily generated from the hotel reservation, air-ticketing and packaged-tour services. For information on revenues attributable to our different products, see “Item 5.A. Operating Results.”

Products and Services

We began offering hotel reservation and air-ticketing services in October 1999. In 2011, we derived approximately 40% of our revenues from the hotel reservation business and 39% of our revenues from the air-ticketing business. In addition, we offer other products and services including packaged tours, mostly bundled by us, that cover hotel, air tickets and transportation.

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

As of December 31, 2011, we had contracted with approximately 25,000 hotels in China, of which approximately 17,000 hotels have guaranteed room allotments, allowing us to sell rooms to our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a majority of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking. Our business development team is expected to continue to increase guaranteed room allotment arrangements with our hotel suppliers.

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

In air-ticketing transactions, a customer can pay for the airline tickets to the ticket delivery agent upon delivery of the ticket or make electronic payment through our websites and toll-free customer service centers when booking the ticket. The customer also has the option of picking up a ticket at the ticketing office or obtaining an electronic ticket. Generally, the customer pays a penalty to the airline if he or she cancels the ticket for the flight. In 2006, China began to operate on a large scale an electronic ticketing, or E-ticketing, system for air travel within China and abroad. We believe that E-ticketing allows our consumers to book air tickets and complete their trips more conveniently. In addition, we believe that E-ticketing allows us to execute air-ticketing transactions more efficiently and also makes our business expansion into second-tier cities easier and more efficient. The airline industry, including airline ticket pricing, is regulated by CAAC. Therefore, we have no discretion in offering discounts on the air tickets we sell.

Packaged tour. We also offer independent leisure travelers bundled packaged-tour products, including group tours, semi-group tours and private tours or packaged tours with different transportation arrangements, such as cruise, bus and self-driving. We provide integrated transportation and accommodations services and offer a variety of value-added services including car rental, insurance, visa services, tour guides, transportation at destinations and tickets. We offer customers one-stop services to meet their booking and traveling needs. We also provide high quality customer service, supplier management and customer relationship management. Our services currently cover more than 60 starting cities in China.

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

Other Products and Services. Our other products and services include the sale of Property Management System or PMS, and related maintenance service. We also offer advertising services, which principally represent the sale of banners or sponsorship on our websites. Other products and services accounted for a small portion of our total revenues in 2011.

Strategic Investments and Acquisitions

To maintain and strengthen our leading market position in China and to become a major travel service provider in the Greater China market, we constantly evaluate opportunities for strategic investments in, and acquisitions of, complementary businesses, assets and technologies and have made such investments and acquisitions from time to time. For example, in 2008 and 2009, we acquired an aggregate of approximately 18% of the total outstanding ordinary shares of Home Inns, a leading economy hotel chain in China. As of December 31, 2011, those shares we purchased represented approximately 16% of the total outstanding shares of Home Inns. In 2009, we had a controlling financial interest in ezTravel. In March 2010, we acquired approximately 9% of the total equity interest in Hanting, a leading economy hotel chain in China. In May 2010 and February 2012, we acquired 90% and the remaining 10% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), respectively. In November 2010, we made a minority investment in Dining Secretary China Ltd., a leading provider of free online and offline restaurant reservations. We intend to continue to make investments and acquisitions that we believe will help us achieve our strategic objectives.

Seasonality

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. See “Item 5.A. Operating Results,” for a discussion of seasonality in the travel industry.

Transaction and Service Platform

Our customers can reach us for their travel-related needs through either our customer service centers or our bilingual websites located at www.ctrip.com and english.ctrip.com. In 2011, transactions executed through our websites accounted for more than 40% of our total transactions, increased slightly compared with 2010.

Customer Service Centers. Our first customer service center is located in Shanghai, China and is operated 24 hours a day, seven days a week. Our second customer service center is located in Nantong, China, which we began to use in May 2010. Customers can call our nationwide toll free number to consult with our customer service representatives, receive comprehensive, real-time hotel, flight and packaged-tour information and make travel bookings.

As of December 31, 2011, we employed approximately 9,000 customer service representatives, as compared with approximately 7,500 as of December 31, 2010. All of our customer service representatives participated in a formal training program before commencing work. Unlike some companies in the United States that outsource their customer service to third-party call centers, our customer service representatives are in-house travel specialists.

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

On-Site Promotions. We have on-site promotion staff in approximately 45 major cities in China. Our staff introduces and promotes Ctrip’s services by providing on-site registration for new customers through the use of PDA devices at various locations including airports and train and bus stations. To date, our on-site promotions have proven to be an effective marketing channel for us.

Cross-Marketing. We have entered into cross-marketing relationships with major Chinese domestic airlines, financial institutions, telecommunications service providers and other corporations.

Our airline partners recommend our products and services to their mileage program members, and allow their members to accumulate miles by staying at hotels booked through us. Our financial institution partners recommend our products and services to their debit or credit card holders, and we allow their card holders to use their cards to settle their payments for travel products purchased from us. From September 2004, we started to cooperate with banks and launched several credit cards, through which holders of the credit card may book hotels, air tickets and packaged-tour products and are entitled to certain VIP membership privileges with us. In addition, holders of certain credit cards are allowed to automatically earn Ctrip’s points every time they pay through these credits. The credit card launched jointly by China Merchants Bank and us is one of the leading co-branded credit cards in terms of number of holders in China and was honored as the “Most Popular Credit Card in 2006” by VISA. As of December 31, 2011, there were a total of approximately 4.8 million holders of credit cards with our name on them.

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

Since inception, we have supported substantial growth in our offline and online traffic and transactions with our present architecture. Our proprietary booking software is integrated with our websites and customer service center operations. Our hardware platform for the Internet consists of Hewlett-Packard servers. We have contracted with Hewlett-Packard Company, Dell Inc. and other companies for warranty services for our hardware platform. We maintain our databases on HP servers and storages, and conduct daily backup functions for off-site storage. We access the Internet backbone via two high speed lines for load balance and backup. Our customer service center operations are managed by servers from a leading private branch exchange server provider. We maintain all of our servers at our premises in Shanghai. We adopt hardware, software and services, to protect against unauthorized access to data, or unauthorized alteration, disclosure or destruction of data.

Competition

In the hotel consolidation market, we compete primarily with other consolidators of hotel accommodations, such as eLong, Inc., which is controlled by Expedia, Inc., which owns several online travel businesses, including Expedia.com, Hotels.com and Hotwire.com. We also compete with traditional travel agencies and new Internet travel search websites, such as Qunar.com and Taobao.com. We believe that the hotel room booking volume from FITs of our main competitors is significantly lower than ours. However, as the travel business in China continues to grow, we may face competition from new players in the hotel consolidation market in China and foreign travel consolidators that may enter the China market.

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

Our major domain names are www.ctrip.com and www.gotochina.com. They have been registered with www.register.com and www.opensrs.net, respectively, and the domain name www.ctrip.com.cn with China Internet Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered our major trademarks “Ctrip” and “(CHINESE CHARACTERS) with the Trademark Office of the PRC State General Administration for Industry and Commerce, or SAIC. We have registered the trademark “Ctrip” and “(CHINESE CHARACTERS) with the Registrar of Trademarks in Hong Kong. We have also registered the trademark “Ctrip” with the Untied States Patent and Trademark Office. In 2009, we registered the trademark “(CHINESE CHARACTERS) CTRIP” with the Taiwan Intellectual Property Office and with Direcção dos Serviços de Economia of Macau.

In 2007, we were selected by Forbes as one of the “Top 100 Companies with Great Potential” in China, and elected by Fortune China as one of the “Best Employers of 2007 in China.” In early 2008, “(CHINESE CHARACTERS) CTRIP” was also recognized as a “Famous Chinese Trademark,” which is the highest recognition for consumer brands granted by the SAIC. With these recognitions, we believe our trademark will be rigorously and actively protected by Industrial and Commercial Bureaus at both local and national levels. In early 2009, “(CHINESE CHARACTERS) CTRIP” was recognized as a “Shanghai Well-known Brand,” which is also a high recognition for consumer brands granted by the Shanghai municipal government.

PRC Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our affiliated PRC entities as well as certain independent air-ticketing agencies and travel agencies. Our director, chief executive officer and president, Min Fan, our officers, Jianmin Zhu and Maohua Sun, and a family member of a senior officer, Fengying Zhang, all of whom are PRC citizens, directly or indirectly own all or most of the equity interests in our affiliated Chinese entities as of December 31, 2011.

According to our PRC counsel, Commerce & Finance Law Offices, the ownership structures, as described in this annual report, comply with all existing PRC laws, rules and regulations.

Restrictions on Foreign Ownership

Air-ticketing. According to the Rules on Cognizance of Qualification for Civil Aviation Transporting Marketing Agencies (2006) and relevant foreign investment regulations regarding civil aviation business, a foreign investor currently cannot own 100% of an air- ticketing agency in China, except for Hong Kong and Macau aviation marketing agencies. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger airline tickets for domestic flights in China.

Travel Agency. Currently, foreign investors have been permitted to establish or own a travel agency upon the approval of the PRC government, subject to considerable restrictions as to its scope of business. For examples, under the current Travel Agency Regulations, which became effective on May 1, 2009, foreign-invested travel agencies cannot arrange for mainland residents to travel overseas or to Hong Kong, Macau and Taiwan, unless otherwise decided by the State Council or allowed under the Free Trade Agreement executed by the PRC government or according to the Closer Economic Partnership Arrangement between Mainland China and Hong Kong or Macau (“CEPA”). According to the CEPAs, travel agencies in which Hong Kong or Macau qualified investors hold an interest and which are located in the Guangdong, Guangxi, Hunan, Hainan, Fujian, Jiangxi, Yunnan, Guizhou, Sichuan, Beijing or Shanghai regions are permitted, on trial basis, to arrange travel for the residents in these regions from mainland China to Hong Kong and Macau. On August 29, the National Tourism Administration and the Ministry of Commerce further promulgated the Temporary Administration Rules for Sino-Foreign Joint Invested Travel Agencies to Operate Trip to Overseas Business for Trial, according to which the State Tourism Administration may choose and approve certain qualified sino-foreign joint venture travel agencies to operate business of arranging mainland resident travelling to overseas destinations, on a trial basis.

Online Advertising. The principal regulations governing foreign ownership of advertising agencies in China are the Foreign Investment Industrial Guidance Catalogue as amended in 2011 and the Administrative Regulations Concerning Foreign Invested Advertising Enterprises (2008 Revision). Under these regulations, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, for those advertising agencies that provide online advertising service, foreign ownership restrictions on the value-added telecommunications business are still applicable.

Value-added Telecommunications Business License. The principal regulations governing foreign ownership of the value-added telecommunications service provision business in China include:

•	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2008 Revision); and

•	Foreign Investment Industrial Guidance Catalogue (2011).

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

Under the current PRC regulations, loans, either from us or from third-party sources outside of China, incurred by our subsidiaries in China to finance their activities cannot exceed statutory limits, which equal the difference between the respective approved total investment amount and the registered capital of such PRC subsidiaries, and must be registered with the SAFE or its local branches. In the past, our subsidiaries have mainly funded their operations and cash needs from our initial capital injections and cash generated from such subsidiaries’ operations. Historically, we have extended two loans to two of our PRC subsidiaries in the amount of US$11.0 million and US$7.5 million, respectively, which are within the respective statutory limit of these two PRC subsidiaries. As of December 31, 2011, the loan in the amount of US$7.5 million was fully repaid and the loan in the amount of US$11.0 million had an outstanding balance of US$5.6 million. Other than these discussed above, none of the Company’s PRC subsidiaries had any outstanding loans as of December 31, 2011. Based on the capital needs and cash generated from operations of our PRC subsidiaries, we do not believe that our PRC subsidiaries would need to incur substantial debts to fund their respective operations in China in the near future, and even if they need to incur debts, they could manage to obtain short-term loans from PRC banks and financial institutions, which are not subject to the statutory limits referenced above. We currently do not believe, based on the above, that the statutory debt limits on our subsidiaries in China are material to our operations in China, and we do not believe it to be reasonably likely that our PRC subsidiaries would need to incur debts exceeding their respective statutory debt limit.

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

Regulation of Income Taxes and Financial Subsidies. See “Item 5. Operating and Financial Review and Prospects—Income Taxes and Financial Subsidies.”

C. Organizational Structure

The following table sets out the details of our significant subsidiaries as of December 31, 2011:

Name	Country of Incorporation	Ownership Interest
C-Travel International Limited	Cayman Islands	100%
Ctrip.com (Hong Kong) Limited	Hong Kong	100%
Starway Hotels (Hong Kong) Limited	China	100%
Ctrip Computer Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Information Technology (Nantong) Co., Ltd.	China	100%

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our affiliated Chinese entities. We conduct a majority of our business through our wholly owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency, online advertising and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities. Our significant consolidated affiliated Chinese entities included Ctrip Commerce, Shanghai Huacheng, Shanghai Ctrip, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip, Nantong Tongcheng, Chengdu Ctrip and Chengdu Ctrip International as of December 31, 2011.

As of December 31, 2011, Min Fan, our co-founder, shareholder, director, chief executive officer and president, Jianmin Zhu, our senior vice president, Maohua Sun, our senior vice president, and Fengying Zhang, a family member of a senior executive officer, were principal record owners of our affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint our chief financial officer, Jane Jie Sun, as attorney-in-fact to vote on all matters of our affiliated Chinese entities for a period of ten years; such powers of attorney have ending dates ranging from 2015 to 2021.

D. Property, Plants and Equipment

Our first customer service center and principal sales, marketing and development facilities and administrative offices are located on owned premises comprising approximately 39,000 square meters in an economic development park in Shanghai, China. Our second customer service center is located in our owned premises in Nantong, China, comprising approximately 80,000 square meters. We have offices in Hong Kong, Beijing, Guangzhou, Shenzhen, Chengdu, Qingdao, Shenyang, Xiamen, Hangzhou, Wuhan, Nanjing, Sanya and Lijiang. We also maintain a sales network in approximately 45 cities in China. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.

We have acquired the land use right to a piece of land in Nantong, Jiangsu Province in early 2008 for approximately RMB49 million. Nantong is approximately 110 kilometers north of Shanghai. In September 2008, we announced the commencement of construction of the Nantong customer service center. In December 2008, we entered into a construction agreement with Shanghai No. 1 Construction Co., Ltd. to construct the Nantong customer service center. The total contract value of the construction agreement was approximately RMB296 million. The aggregate investment for the Nantong customer service center including land costs, construction costs and other improvement costs, is approximately RMB457 million. Approximately RMB426 million (US$68 million) was paid as of December 31, 2011, with the remainder expected to be paid in 2012. We funded the construction from our operating cash flow. Nantong customer service center began operations in May 2010.

To support future business expansion, we acquired the land use right to a piece of land measuring approximately 9,000 square meters in Chengdu, Sichuan province in November 2011 for approximately RMB10 million (US$2 million), and plan to build our regional head office on this land. The construction commenced in 2011 and is expected to be completed in 2013. The total budget including the land use right is approximately RMB350 million (US$56 million). In addition, we entered into an agreement to purchase a part of an office building in Shanghai in December 2011 for approximately RMB360 million (US$60 million), of which RMB37 million have been paid. The purchase is expected to be completed in 2012. Both of the abovementioned amounts are expected to be fully paid from our operating cash flow.

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

In 2011, we derived 40%, 39%, 14%, 4% and 3% of our total revenues from our hotel reservation, air ticketing, packaged tour, corporate travel and other products and services, respectively.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Growth in the Overall Economy and Demand for Travel Services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China and the rest of the world. According to the statistical report published on the website of National Bureau of Statistics of China on February 22, 2012, the gross domestic product, or GDP, of China grew from RMB24.7 trillion (US$2.9 trillion) in 2007 to RMB47.2 trillion (US$7.5 trillion) in 2011, representing a compound annual growth rate of 17.6%. GDP per capita in the same period rose from RMB18,665 (US$2,966) to RMB34,999 (US$5,461), representing a 17.0% compound annual growth rate. This growth led to a significant increase in the demand for travel services.

According to the statistical report published on the website of National Bureau of Statistics of China on February 22, 2012, domestic tourism spending grew from RMB777.1 billion (US$123.5 billion) in 2007 to RMB1,930.6 billion (US$306.7 billion) in 2011, representing a compound annual growth of 25.5%. We anticipate that demand for travel services in China will continue to increase in the foreseeable future as the economy in China continues to grow. However, any adverse changes in economic conditions of China and the rest of the world, such as the current global financial crisis and economic downturn, could have a material adverse effect on the travel industry in China, which in turn would harm our business.

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

In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan Province, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of the sharp decrease in travel in the relevant earthquake-affected areas in Sichuan Province. In 2009, an outbreak of H1N1 influenza (swine flu) occurred in Mexico and the United States and human cases of the swine flu were discovered in China and Hong Kong. In March 2011, a powerful earthquake hit Japan, and the subsequent tsunami and nuclear accidents had far-reaching impact on the surrounding economies. Our business and operating results were adversely affected in all cases.

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

Major Factors Affecting Our Results of Operations

Revenues

Revenues Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our total revenues grew from RMB1,287 million in 2007 to RMB3.7 billion (US$592 million) in 2011, representing a compound annual growth rate of 30%.

We generate our revenues primarily from the hotel reservation and air-ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2009	2010	2011
Revenues:
Hotel reservation	44%	42%	40%
Air ticketing	41%	39%	39%
Packaged-tour*	8%	12%	14%
Corporate travel	4%	4%	4%
Others	3%	3%	3%
Total revenues	100%	100%	100%

*	Certain of our packaged-tour revenues were recorded on a gross basis. See “— Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”

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

Hotel Reservation. Revenues from our hotel reservation business have been our primary source of revenues since our inception. In 2009, 2010 and 2011, revenues from our hotel reservation business accounted for RMB941 million, RMB1.3 billion and RMB1.5 billion (US$236 million), respectively, or 44%, 42% and 40%, respectively, of our total revenues.

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

Air-Ticketing. Since early 2002, our air-ticketing business has been growing rapidly. In 2009, 2010 and 2011, revenues from our air-ticketing business accounted for RMB868 million, RMB1.2 billion and RMB1.4 billion (US$228 million), respectively, or 41%, 39% and 39% respectively, of our total revenues.

We conduct our air-ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent air-ticketing service companies. Commissions from air-ticketing services rendered are recognized after air tickets are issued.

Packaged-tour. Our packaged-tour business has grown rapidly in the past three years. In 2009, 2010 and 2011, revenues from our packaged-tour business accounted for RMB176 million, RMB380 million and RMB535 million (US$85 million), respectively. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as revenues after the packaged-tour services are rendered. Our consolidated affiliated entities also, from time to time, act as principal in connection with the packaged-tour services provided by them. When they act as principal, they recognize gross amounts received from customers as revenues after the packaged-tour services are rendered.

Corporate Travel. Corporate travel revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. In 2009, 2010 and 2011, revenues from our corporate travel services accounted for RMB83 million, RMB130 million and RMB162 million (US$26 million), respectively. Commissions from air-ticketing services rendered are recognized after air tickets are issued. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Commissions from tour package services rendered are recognized on a net basis after the packaged-tour services are rendered and collections are reasonably assured.

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

Cost of Revenues

Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation, telecommunication expenses, credit card charges and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 62%, 60% and 59% of our cost of revenues in 2009, 2010 and 2011, respectively. Telecommunication expenses accounted for 12%, 10% and 9% of our cost of revenues in 2009, 2010 and 2011, respectively. Credit card charges accounted for 16%, 19% and 20% of our cost of revenues in 2009, 2010 and 2011, respectively.

Cost of revenues accounted for 23%, 22% and 23% of our net revenues in 2009, 2010 and 2011, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. The increase of percentage of cost of revenues over net revenues in 2011 was largely due to the increase in customer service personnel.

Operating Expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, all of which include share-based compensation expense. In 2011, we recorded RMB343 million (US$54 million) of share-based compensation expense compared to RMB131 million and RMB243 million for 2009 and 2010, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain and monitor our transaction and service platform. Product development expenses accounted for 16%, 16% and 17% of our net revenues in 2009, 2010 and 2011, respectively. The product development expenses as a percentage of net revenues in 2011 increased compared to that in 2010 primarily due to the increases in product development personnel and share-based compensation expenses.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, commissions for our marketing partners for referring customers to us, and production costs of marketing materials and membership cards. Our sales and marketing expenses accounted for 17%, 16% and 18% of our net revenues in 2009, 2010 and 2011, respectively. The increase of sales and market expenses as a percentage of net revenues in 2011 was primarily due to the increases in sales and marketing related activities and sales and marketing personnel.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 10%, 10% and 11% of our net revenues in 2009, 2010 and 2011, respectively. The increase of general and administrative expenses as a percentage of net revenues in 2011 was primarily due to the increases in administrative personnel and share-based compensation expenses.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Income Taxes and Financial Subsidies

Income Taxes. Our effective income tax rate was 17%, 17% and 20% for 2009, 2010 and 2011, respectively. Prior to December 31, 2007, pursuant to the applicable tax laws in China, companies established in China were generally subject to EIT at a statutory rate of 33%. The 33% EIT rate applied to our subsidiaries and affiliated Chinese entities established in China, except for our subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information, and our consolidated affiliated Chinese entity, Shenzhen Ctrip Travel Agency Co., Ltd., or Shenzhen Ctrip, as discussed below.

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the new EIT Law, which became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Under the EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. For certain enterprises established in special economic zones, including Pudong New Area, a transitional preferential income tax rate of 18%, 20%, 22%, 24% and 25% for the respective five-year transition period is allowed. The effective tax rate for 2010 remained consistent with that in 2009. The increase in our effective income tax rate from 2010 to 2011 was primarily due to the increase in the amount of non tax-deductible share-based compensation as a percentage to our income as a whole.

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

•

In 2011, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information reapplied for their qualification as “high and new technology enterprise”, which were approved by the relevant government authority. Thus, these four subsidiaries are entitled to a preferential EIT rate of 15% from 2011 to 2013.

•

Shenzhen Ctrip enjoyed a preferential tax rate of 15% before 2008 as it is registered in Shenzhen, a special economic zone of China. Under the current EIT law, Shenzhen Ctrip is entitled to a transitional tax rate which will gradually increase to 25% from 2008 to 2012. The applicable tax rate for Shenzhen Ctrip in 2009, 2010 and 2011 was 20%, 22% and 24%, respectively.

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to be the first city to carry out a pilot program of tax reform. Effective January 1, 2012, any entity in Shanghai that falls in the category of “selected modern service industries” will switch from being a business tax payer to becomes a value-added tax (“VAT”) payer, who is permitted to offset expenses incurred in providing the relevant services it provides from the taxable income. Our subsidiaries Ctrip Travel Network and Shanghai Ctrip Commerce will be subject to VAT at a rate of 6% and stop paying the 5% business tax from January 1, 2012 onwards. We do not expect this change will have material impact on our consolidated results of operations.

Financial Subsidies. In 2009, 2010 and 2011, our subsidiaries in China received financial subsidies from the government authorities in Shanghai in the amount of approximately RMB54 million, RMB64 million and RMB73 million (US$12 million), respectively, which we recorded as other income upon cash receipt. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive financial subsidies in the future.

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

Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. ASC 350 “Intangibles—Goodwill and Other,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For 2009, 2010 and 2011, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets based on the expanding and prospective business of our subsidiaries and affiliated Chinese entities. As of December 31, 2009, 2010 and 2011, there were no circumstances or events that indicated that the assets may be impaired. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Customer Rewards Program. We offer a customer rewards program that allows customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize liabilities and corresponding expenses for the related future obligations. As of December 31, 2009, 2010 and 2011, our accrued balance for the customer rewards program were approximately RMB88 million, RMB121 million and RMB162 million (US$26 million), respectively. Our expenses for the customer rewards program were approximately RMB76 million, RMB94 million and RMB128 million (US$20 million) for the years ended December 31, 2009, 2010 and 2011. We estimate our liabilities under our customer rewards program based on accumulated membership points and our estimate of probability of redemption in accordance with the historical redemption pattern. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense.

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

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2009, 2010 and 2011, we recorded deferred tax assets of RMB23 million, RMB37 million and RMB40 million (US$6 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2009, 2010 and 2011, it is more likely than not that the deferred tax assets resulting from the net operating losses of certain subsidiary will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

Allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. We review on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectibility of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility. As of the end of December 31, 2009, 2010 and 2011, the allowance for doubtful accounts was RMB3.6 million, RMB5.7 million and RMB5.0 million (US$0.8 million), respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2009		2010		2011
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	US$ (in thousands)%
Revenues:
Hotel reservation	940,682	47	1,278,044	44	1,486,899	236,244	43
Air ticketing	868,379	44	1,206,921	42	1,437,118	228,335	41
Packaged-tour(1)	175,867	9	380,307	13	534,640	84,946	15
Corporate travel	83,137	4	129,658	5	161,610	25,677	5
Others	54,497	3	71,783	2	106,037	16,848	3
Total revenues(2)	2,122,562	107	3,066,713	106	3,726,304	592,050	107
Less: Business tax and related surcharges	(134,555)	(7)	(185,480)	(6)	(228,219)	(36,260)	(7)
Net revenues	1,988,007	100	2,881,233	100	3,498,085	555,790	100
Cost of revenues	(450,603)	(23)	(625,261)	(22)	(805,130)	(127,923)	(23)
Gross profit	1,537,404	77	2,255,972	78	2,692,955	427,867	77
Operating expenses:
Product development(3)	(308,452)	(16)	(453,853)	(16)	(601,485)	(95,566)	(17)
Sales and marketing(3)	(345,289)	(17)	(453,293)	(16)	(624,600)	(99,239)	(18)
General and administrative(3)	(196,297)	(10)	(294,701)	(10)	(400,876)	(63,693)	(12)
Total operating expenses	(850,038)	(43)	(1,201,847)	(42)	(1,626,961)	(258,498)	(47)
Income from operations	687,366	35	1,054,125	37	1,065,994	169,369	30
Interest income	17,393	1	37,586	1	106,003	16,842	3
Other income	60,801	3	99,126	3	117,624	18,689	3
Income before income tax expense equity in income of affiliates and noncontrolling interest	765,560	39	1,190,837	41	1,289,621	204,900	37
Income tax expense	(131,658)	(7)	(205,017)	(7)	(262,186)	(41,657)	(8)
Equity in income of affiliates	32,869	2	66,172	2	57,525	9,140	2
Net Income	666,771	34	1,051,992	37	1,084,960	172,383	31
Less: Net income attributable to noncontrolling interests	(7,797)	—	(3,922)	—	(8,545)	(1,358)	—
Net income attributable to Ctrip’s shareholders	658,974	33	1,048,070	36	1,076,415	171,025	31

(1)	Certain of our packaged-tour revenues were booked on a gross basis. See “— Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”

(2)	Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the presentation of 2011 financial information.
(3)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2009		2010		2011
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	US$ (in thousands)%
Product development	(33,863)	(2)	(64,254)	(2)	(98,955)	(15,722)	(3)
Sales and marketing	(18,864)	(1)	(33,203)	(1)	(48,191)	(7,657)	(1)
General and administrative	(77,802)	(4)	(145,104)	(5)	(195,645)	(31,085)	(6)

Any discrepancies in the above table between the amounts/percentages identified as total amounts/percentages and the sum of the amounts/percentages listed therein are due to rounding.

2011 compared to 2010

Revenues

Total revenues were RMB3.7 billion (US$592 million) in 2011, an increase of 22% over RMB3.1 billion in 2010. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets sold in 2011; Wing On Travel and ezTravel also contributed approximately 1% for the year-on-year growth for net revenues.

Hotel Reservation. Revenues from our hotel reservation business increased by 16% to RMB1.5 billion (US$236 million) in 2011 from RMB1.3 billion in 2010, primarily as a result of the continued rapid growth in our hotel room nights sales volume in 2011. The total number of hotel room nights sold in 2011 increased by 15% from 2010.

Air-Ticketing. Revenues from our air-ticketing business increased by 19% to RMB1.4 billion (US$228 million) in 2011 from RMB1.2 billion in 2010, primarily due to strong growth of air tickets sales volume as we continued to significantly expand our air ticketing capabilities in 2011. The total number of air tickets sold in 2011 increased by 19% from 2010.

Packaged-tour. Packaged-tour revenues increased by 41% to RMB535 million (US$85 million) in 2011 from RMB380 million in 2010, primarily due to the continued growth of our packaged-tour business product and service offerings and the contribution of HKWOT (BVI) Limited since our acquisition in May 2010.

Corporate Travel. Corporate travel revenues increased by 25% to RMB162 million (US$26 million) in 2011 from RMB130 million in 2010, primarily due to the increased corporate travel demand from our corporate clients.

Other businesses. Revenues from other businesses increased by 48% to RMB106 million (US$17 million) in 2010 from RMB72 million in 2010, primarily due to the increased revenues from advertising services.

Business tax and related surcharges

Our business tax and related surcharges increased by 23% to RMB228 million (US$36 million) in 2011 from RMB185 million in 2010 as a result of the increases in revenues in all of our business lines.

Cost of Revenues

Cost of revenues in 2011 increased by 29% to RMB805 million (US$128 million) from RMB625 million in 2010. This increase was primarily attributable to increased costs associated with the rapid growth of air-ticketing and packaged-tour businesses and the expansion of our hotel reservation business. Additionally, our customer service personnel increased to approximately 9,000 in 2011 from approximately 7,500 in 2010.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development. Product development expenses increased by 33% to RMB601 million (US$96 million) in 2011 from RMB454 million in 2010, primarily due to an increase in product development personnel to approximately 4,200 employees in 2011 from approximately 2,700 employees in 2010 as we expanded our air ticketing and packaged-tour businesses.

Sales and Marketing. Sales and marketing expenses increased by 38% to RMB625 million (US$99 million) in 2011 from RMB453 million in 2010, primarily attributable to the increase in advertisement expenses, marketing and promotion expenses, and salary and benefit expenses of our sales and marketing personnel in 2011.

General and Administrative. General and administrative expenses increased by 36% to RMB401 million (US$64 million) in 2011 from RMB295 million in 2010, primarily due to the increase in general and administrative personnel compensation expenses.

Equity in income of affiliates

Equity in income of affiliates decreased by 13% to RMB58 million (US$9 million) in 2011 from RMB66 million in 2010 due to the decrease in proportional equity pick-up of the investment in Home Inns’ results of operations.

Interest Income

Interest income increased by 182% to RMB106 million (US$17 million) in 2011 from RMB38 million in 2010 due to the increased interest rate and increased cash generated from operations in 2011.

Other Income

Other income increased by 19% to RMB118 million (US$19 million) in 2011 from RMB99 million in 2010, primarily due to increases in subsidy income and non-operating income.

Income Tax Expense

Income tax expense was RMB262 million (US$42 million) in 2011, an increase of 28% over RMB205 million in 2010, primarily due to the increase in our taxable income. Our effective income tax rate in 2011 was 20%, as compared to 17% in 2010, primarily due to the increase in the amount of non tax-deductible share-based compensation expense as a percentage of our income as a whole.

2010 compared to 2009

Revenues

Total revenues were RMB3.1 billion in 2010, an increase of 44% over RMB2.1 billion in 2009. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets sold in 2010.

Hotel Reservation. Revenues from our hotel reservation business increased by 36% to RMB1.3 billion in 2010 from RMB941 million in 2009, primarily as a result of the continued rapid growth in our hotel room nights sales volume and the increase in the average commission per room night in 2010. The total number of hotel room nights sold in 2010 increased by 31% from 2009.

Air-Ticketing. Revenues from our air-ticketing business increased by 39% to RMB1.2 billion in 2010 from RMB868 million in 2009, primarily due to strong growth of air tickets sales volume as we continued to significantly expand our air ticketing capabilities and the increase in the average commission per airline ticket sold in 2010. The total number of air tickets sold in 2010 increased by 28% from 2009.

Packaged-tour. Packaged-tour revenues increased by 116% to RMB380 million in 2010 from RMB176 million in 2009, primarily due to the continued growth of our packaged-tour business product and service offerings and the contribution of HKWOT (BVI) Limited after being acquired by us in May 2010.

Corporate Travel. Corporate travel revenues increased by 56% to RMB130 million in 2010 from RMB83 million in 2009, primarily due to the increased corporate travel demand from our corporate clients.

Other businesses. Revenues from other businesses increased by 32% to RMB72 million in 2010 from RMB54 million in 2009, primarily due to the consolidation of the results of operations of ezTravel since April 2009 and Wing On Travel since May 2010, and the increased revenues from advertising services.

Business tax and related surcharges

Our business tax and related surcharges increased by 38% to RMB185 million in 2010 from RMB135 million in 2009 as a result of the increases in revenues in all of our business lines.

Cost of Revenues

Cost of revenues in 2010 increased by 39% to RMB625 million from RMB451 million in 2009. This increase was primarily attributable to increased costs associated with the rapid growth of air-ticketing and packaged-tour businesses and the expansion of our hotel reservation business. Additionally, our customer service personnel increased to approximately 7,500 in 2010 from approximately 5,700 in 2009.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development. Product development expenses increased by 47% to RMB454 million in 2010 from RMB308 million in 2009, primarily due to an increase in product development personnel to approximately 2,700 employees in 2010 from approximately 2,200 employees in 2009 as we expanded our air ticketing and packaged-tour businesses.

Sales and Marketing. Sales and marketing expenses increased by 31% to RMB453 million in 2010 from RMB345 million in 2009, primarily attributable to the increase in advertisement expenses, marketing and promotion expenses, salary and benefit expenses of our sales and marketing personnel in 2010.

General and Administrative. General and administrative expenses increased by 50% to RMB295 million in 2010 from RMB196 million in 2009, primarily due to the increase in general and administrative personnel compensation expenses.

Equity in income of affiliates

Equity in income of affiliates increased by 101% to RMB66 million in 2010 from RMB33 million in 2009 due to the increase in proportional equity pick-up of the investment in Home Inns’ results of operations.

Interest Income

Interest income increased by 116% to RMB38 million in 2010 from RMB17 million in 2009 due to the increased cash generated from operations and cash received from our equity offering in 2010.

Other Income

Other income increased by 63% to RMB99 million in 2010 from RMB61 million in 2009, primarily due to increases in foreign exchange gain and subsidy income.

Income Tax Expense

Income tax expense was RMB205 million in 2010, an increase of 56% over RMB132 million in 2009, primarily due to the increase in our taxable income. Our effective income tax rate in 2010 was 17%, which remained consistent with that in 2009.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2009, 2010 and 2011 were a decrease of 0.7%, an increase of 3.3% and an increase of 5.4%, respectively. The year-over-year percent changes in the consumer price index for February 2010, 2011 and 2012 were an increase of 2.7%, 4.9% and 3.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B. Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,027,588	1,550,218	1,851,315	294,144
Net cash used in investing activities	(762,367)	(2,440,400)	(339,947)	(54,012)
Net cash (used in)/provided by financing activities	96,858	1,625,348	(114,749)	(18,232)
Effect of foreign exchange rate changes on cash and cash equivalents	2,712	(15,849)	(47,126)	(7,487)
Net increase in cash and cash equivalents	364,791	719,317	1,349,493	214,413
Cash and cash equivalents at beginning of year	1,069,827	1,434,618	2,153,935	342,226
Cash and cash equivalents at end of year	1,434,618	2,153,935	3,503,428	556,639

Net cash provided by operating activities amounted to RMB1.9 billion (US$294 million) in 2011, which was primarily attributable to (i) our net income of RMB1.1 billion (US$172 million) in 2011; (ii) an increase in advances from customers of RMB487.0 million (US$77 million), primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services; (iii) an add-back of RMB375.3 million (US$59.6 million) in non-cash items, primarily relating to share-based compensation expenses and depreciation expenses; (iv) an increase in accounts payable of RMB166.4 million (US$26 million), primarily due to the increased volume of air-ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers. These increases were partially offset by (i) an increase in prepayments and other current assets of RMB203.7 million (US$32 million), primarily due to the increased demand for packaged-tour services and increased volume of air ticket booking, as we generally pay advances to our packaged-tour services suppliers and to third-party payment platforms for their air ticket services, respectively; and (ii) an increase in accounts receivable of RMB166.7 million (US$26 million), primarily due to the increased volume of corporate travel management services as our corporate customers normally receive certain credit terms from us for the full amount of the prices of the air tickets issued and hotel rooms reserved.

Net cash provided by operating activities amounted to RMB1.6 billion in 2010, primarily attributable to (i) our net income of RMB1.1 billion in 2010; (ii) an add-back of RMB235.0 million in non-cash items, primarily relating to share-based compensation expenses and depreciation expenses; (iii) an increase in accounts payable of RMB186.3 million primarily due to the increased volume of air-ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; and (iv) an increase in advances from customers of RMB232.2 million primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services; and (iv) an increase in accounts payable of RMB186.3 million primarily due to the increased volume of air-ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers. These increases were partially offset by an increase in accounts receivable of RMB179.5 million primarily due to the increased volume of corporate travel management services as our corporate customers normally receive certain credit terms from us for the full amount of the prices of the air tickets issued and hotel rooms reserved.

Net cash provided by operating activities amounted to RMB1.0 billion in 2009, which was primarily attributable to (i) our net income of RMB666.8 million in 2009; (ii) an add-back of RMB141.0 million in non-cash items, primarily relating to share-based compensation expenses and depreciation expenses; (iii) an increase in accounts payable of RMB111.3 million, primarily due to the increased volume of air-ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; (iv) an increase in taxes payable of RMB84.4 million, primarily due to the delayed payments and (v) an increase in advances from customers of RMB51.8 million, primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services. These increases were partially offset by an increase in accounts receivable of RMB143.2 million, primarily due to the increased volume of corporate travel management services as our corporate customers normally get certain credit terms from us for the full amount of prices for the air tickets issued and hotel rooms reserved.

Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Net cash used in investing activities amounted to RMB339.9 million (US$54 million) in 2011, compared to net cash used in investing activities of RMB2.4 billion in 2010. This decrease in 2011 was primarily due to the lower increase of short term investment, the lower amount of investments in other companies and the fact that the construction of our Nantong customer service center was completed in 2010. Net cash used in investing activities amounted to RMB2.4 billion in 2010, compared to net cash used in investing activities of RMB762 million in 2009. This increase in 2010 from 2009 was primarily due to the increase of short term investment, acquisition of new businesses and investment in Wing On Travel, China Lodging Group, and other companies, and the cash used in connection with the construction of our Nantong customer service center.

Net cash used by financing activities amounted to RMB114.7 million (US$18 million) in 2011, compared to net cash provided by financing activities of RMB1.6 billion in 2010 and RMB97 million in 2009. We did not make any dividend payment in 2009, 2010 and 2011. The change of net cash flow in financing activities in 2011 was mainly due to our share repurchase in the amount of RMB158.8 million (US$25 million) and the fact that a share offering of RMB1.6 billion was made in 2010.

Capital Resources

As of December 31, 2011, our primary source of liquidity was RMB5.0 billion (US$ 795 million) of cash, cash equivalents and short-term investment. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and at lease the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

As of December 31, 2011, our primary capital commitment was RMB335 million (US$53 million) in connection with capital expenditures of property, equipment and software.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

In connection with our air ticketing business, we are required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits or to provide other guarantees in order to obtain blank air tickets. As of December 31, 2011, the amount under these guarantee arrangements was approximately RMB777 million (US$123 million).

Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

F. Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2011:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in RMB thousands)
Operating lease obligations	80,425	37,054	35,192	8,179	—
Purchase obligations	335,273	334,645	629	—	—
	415,698	371,699	35,821	8,179	—

Operating lease obligations for the years 2012, 2013, 2014, 2015 and 2016 are RMB37.1 million, RMB22.4 million, RMB12.7 million, RMB6.8 million and RMB1.4 million, respectively. Rental expenses amounted to approximately RMB26 million, RMB46 million and RMB66 million (US$11 million) for the years ended December 31, 2009, 2010 and 2011, respectively. Rental expense is charged to the statements of income when incurred.

While the table above indicates our contractual obligations as of December 31, 2011, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain profitability; and

•	the expected growth in the overall economy and demand for travel services in China.

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors described under “Item 3.D. Risk Factors,” including the following risks:

•	slow-down of economic growth in China and the global economic downturn may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability;

•	general declines or disruptions in the travel industry may materially and adversely affect our business and results of operations;

•	the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;

•

if we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in retaining existing and acquiring new business partners and customers, and our business may be harmed;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our business and results of operations may be materially and adversely affected;

•	our business could suffer if we do not successfully manage current growth and potential future growth;

•

our strategy to acquire or invest in complementary businesses and assets involves significant risks and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations;

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry in Greater China;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services;

•	inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations; and

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

A. Directors and Senior Management

The names of our current directors and senior management, their ages as of the date of this annual report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	42	Co-founder; Chairman of the Board
Min Fan	47	Co-founder; President; Chief Executive Officer; Executive Director
Jane Jie Sun	43	Chief Financial Officer
Jenny Wenjie Wu	37	Deputy Chief Financial Officer
Neil Nanpeng Shen(1)	44	Co-founder; Independent Director
Qi Ji	45	Co-founder; Independent Director
Gabriel Li(1)	44	Deputy Chairman of the Board, Independent Director
JP Gan(1) (2)	40	Independent Director
Suyang Zhang(2)	53	Independent Director
Jianmin Zhu	43	Senior Vice President
Maohua Sun	40	Senior Vice President
James Lan Tang	44	Senior Vice President
Shaw Xiaoliang Ding	47	Vice President
Cindy Xiaofan Wang	37	Vice President
Yuxiang Zhuang	36	Vice President
Dongjie Guo	45	Vice President
Hao Jiang	38	Vice President
Xiaoping Li	50	Vice President
Jiqin Fang	42	Assistant President
Christine Tingting Zhang	38	Assistant President
Herb Qi Shi	41	Assistant President

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.

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

Biographical Information

James Jianzhang Liang is one of the co-founders of our company. Mr. Liang served as our chief executive officer from 2000 to January 2006 and has served as a member of our board of directors since our inception. He has been the chairman of our board since August 2003. Prior to founding our company, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns and 51job.com Inc. listed on Nasdaq. Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

Min Fan is one of the co-founders of our company and has served as the chief executive officer of our company since January 2006, as our director since October 2006 and as our president since February 2009. Mr. Fan served as our chief operating officer from November 2004 to January 2006. Prior to that, he served as our executive vice president from 2000 to November 2004. From 1997 to 2000, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan currently serves on the boards and compensation committees of Perfectenergy International, Ltd. and China Edu Corporation, and serves on the board of directors of China Lodging Group, Limited. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

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

Jenny Wenjie Wu has served as our deputy chief financial officer since December 2011. Before joining us, Ms. Wu was an equity research analyst covering China Internet and Media industries in Citi Investment Research & Analysis in 2011 and in Morgan Stanley Asia Limited from 2005 to 2011. Prior to that, Ms. Wu was working in the Department of Enterprises Operation and Management in China Merchants Holdings International, a company listed on the Hong Kong Stock Exchange, from 2003 to 2005. Ms. Wu holds a Ph.D. degree in finance from the University of Hong Kong, a Master’s degree in philosophy in finance from the Hong Kong University of Science and Technology, both a Master’s degree and a Bachelor’s degree in economics from Nan Kai University, China. Ms. Wu is a Chartered Financial Analyst (CFA) since 2004.

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen served as our chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding our company, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is the co-chairman of Home Inns, an independent director of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China, and a non-executive director of E-House (China) Holdings Limited, a leading real estate services company based in China and listed in the New York Stock Exchange, a non-executive director of China Real Estate Information Group listed on Nasdaq, a non-executive director of Peak Sports, a Hong Kong listed sports apparel company in China, a non-executive director of China Nuokang Bio-Pharmaceutical listed on Nasdaq, a non-executive director of Le Gaga Holdings Limited listed on Nasdaq, a non-executive chairman of Mecox Lane Limited listed on Nasdaq as well as an independent director of American Dairy Inc. an NYSE-listed infant milk powder company in China. He was awarded “Economic Figure of the Year” by CCTV in 2006 and was voted as the Top Venture Capitalist in China by Zero2IPO, Forbes Magazine and Global Entrepreneur Magazine. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.

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

Gabriel Li has served at different times on our board of directors since 2000. Mr. Li has been deputy chairman of our board since August 2003. Mr. Li is the managing director and investment committee member of Orchid Asia Group Management, a private equity firm focused on investment in China and Asia for over the past 18 years. Prior to Orchid Asia, Mr. Li was a managing director at the Carlyle Group in Hong Kong, overseeing Asian technology investments. From 1997 to 2000, he was at Orchid Asia’s predecessor, where he made numerous investments in China and North Asia. Previously, he was a management consultant at McKinsey & Co in Hong Kong and Los Angeles. Mr. Li is also a director of a number of privately held companies. Mr. Li graduated summa cum laude from the University of California at Berkeley, earned his Master’s degree in Science from the Massachusetts Institute of Technology and his Master’s degree in Business Administration from Stanford Business School.

JP Gan has served as our director since 2002. Mr. Gan is a managing director and a member of investment committee of Qiming Venture Partners. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong corporation, a Nasdaq-listed wireless Internet company. Prior to joining KongZhong, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at Price Waterhouse in the United States from 1994 to 1997. Mr. Gan is a member of the boards of directors of Taomee Holdings Ltd. and Jiayuan.com International Ltd., both US-listed companies. Mr. Gan obtained his Masters of Business Administration from the University Of Chicago Graduate School of Business and his Bachelor of Business Administration from the University of Iowa.

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

Xiaoping Li has served as our vice president since January 2009. Prior to joining us, Mr. Li worked as deputy general manager of the commerce department of Shanghai Airline from 1997 to 2008. Previously, Mr. Li worked in the China Pacific Insurance (Group) Co.,Ltd. Shanghai Branch. Mr Li received his Masters of Business Administration from Fudan University and his Bachelor’s degree from East China Normal University.

Jiqin Fang has served as our assistant president since January 2011. He has served in a number of managerial positions in our company since 2000. Prior to join us, Mr. Fang worked with BizExpress International Limited from 1999 to 2000. Mr. Fang received his Bachelor’s degree from East China University of Metallurgy.

Christine Tingting Zhang has served as our assistant president since Jan 2011. Ms. Zhang joined us in 2000 and has held a number of managerial positions at our company. Prior to joining us, she worked at Amoy Food Limited, a subsidiary company of DANONE Group, from 1997 to 2000. Prior to that, Ms. Zhang worked in the Shanghai office of DANONE Group from 1995 to 1997.

Herb Qi Shi, has served as our assistant president since January 2011. He has served in a number of managerial positions in our company since 2000. Prior to joining us, Mr. Shi held various senior positions of human resource management at GlaxoWellcome China Ltd, and Van Houten Food Co., Ltd. Mr. Shi obtained his Masters of Business Administration and Bachelor degree from Shanghai Jiao Tong University.

B. Compensation

We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$0.7 million in 2011. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “—Employee’s Stock Option Plans” for options granted to our directors in 2011.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$1.4 million in 2011. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2011 aggregate compensation amount. See “—Employee’s Stock Option Plans” for options granted to our executive officers in 2011.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Except for the above statutory contributions, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

As of February 29, 2012, the 2005 Plan, the 2003 Plan and the 2000 Plan have all terminated and there were 1,231,775 options issued and outstanding under the 2005 Plan. Under the 2007 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to awards was 5,000,000 as of the first business day of 2011, with annual increases of 1,000,000 ordinary shares on the first business day of each subsequent calendar year until the termination of the plan. Under the 2007 Plan, 2,272,750 options and 591,231 restricted share units were issued and outstanding as of February 29, 2011.

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

The following table summarizes, as of February 29, 2012, the outstanding options granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other optionees in the aggregate. The table gives effect to the amendments described above.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	76,667	19.455	January 24, 2005	January 24, 2013
	100,000	26.225	December 9, 2005	December 9, 2013
	16,667	58.39	February 13, 2007	February 13, 2015
	33,333	38.16	February 13, 2007	February 10, 2017
	50,000	38.16	January 7, 2008	February 10, 2017
	20,000	37.56	January 23, 2009	January 23, 2017
	20,000	96.70	September 1, 2009	September 1, 2017
	50,000	102.84	November 18, 2011	November 18, 2019
Qi Ji	4,444	38.16	August 13, 2007	February 10, 2017
Neil Nanpeng Shen	40,000	19.455	January 24, 2005	January 24, 2013
	7,000	58.39	February 13, 2007	February 13, 2015
	14,000	38.16	February 13, 2007	February 10, 2017
	15,000	125.16	January 29, 2010	January 29, 2018
Min Fan	100,000	26.225	December 9, 2005	December 9, 2013
	66,667	58.39	February 13, 2007	February 13, 2015
	133,333	38.16	February 13, 2007	February 10, 2017
	250,000	38.16	January 7, 2008	February 10, 2017
	100,000	37.56	January 23, 2009	January 23, 2017
	100,000	96.70	September 1, 2009	September 1, 2017
	100,000	102.84	November 18, 2011	November 18, 2019
Jane Jie Sun	50,000	26.225	December 9, 2005	December 9, 2013
	33,333	58.39	February 13, 2007	February 13, 2015
	66,667	38.16	February 13, 2007	February 10, 2017
	150,000	38.16	January 7, 2008	February 10, 2017
	60,000	37.56	January 23, 2009	January 23, 2017
	60,000	96.70	September 1, 2009	September 1, 2017
	120,000	102.84	November 18, 2011	November 18, 2018
JP Gan	14,000	38.16	February 13, 2007	February 10, 2017
Suyang Zhang	7,000	58.39	February 13, 2007	February 13, 2015
	14,000	38.16	February 13, 2007	February 10, 2017
Gabriel Li	7,000	58.39	February 13, 2007	February 13, 2015
	14,000	38.16	February 13, 2007	February 10, 2017
Other Employees	1,611,414	From 19.455 to 158.44	From January 24, 2005 to November 18, 2011	From January 24, 2013 to November 18, 2019
Total	3,504,525

The following table summarizes, as of February 29, 2012, the outstanding restricted share units granted under our 2007 Plans to the individual executive officers and directors named below, and to the other employees in the aggregate.

	Ordinary Shares Underlying Restricted Share Unit Granted	Date of Grant
James Jianzhang Liang	6,667	January 29, 2010
	12,500	March 1, 2011
Qi Ji	1,667	January 29, 2010
Min Fan	33,333	January 29, 2010
	50,000	March 1, 2011
	33,333	November 8, 2011
Jane Jie Sun	20,000	January 29, 2010
	30,000	March 1, 2011
JP Gan	2,500	January 29, 2010
Suyang Zhang	2,500	January 29, 2010
Gabriel Li	2,500	January 29, 2010
Other Employees	396,231	From January 29, 2010 to November 18, 2011
Total	591,231

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

C. Board Practices

In 2011, our directors held meetings or passed resolutions by unanimous written consent five times. No director participated in fewer than 75% of all the meetings of our board and its committees on which he served. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules.

Committees of the Board of Directors

Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relatively to the adequacy of our internal accounting controls.

As of the date of this annual report, our audit committee consists of Messrs. Gan, Li and Shen. All of these directors meet the audit committee independence standard under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The independence definition under Rules 5605 of the Nasdaq Rules is met by Messrs. Gan, Li and Shen. In addition, all the members of our audit committee qualify as “audit committee financial experts” as defined in the relevant Nasdaq Rules. In 2011, our audit committee held meetings or passed resolutions by unanimous written consent four times.

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

As of the date of this annual report, our compensation committee consists of Messrs. Zhang and Gan, both of whom meet the “independence” definition under the Nasdaq Rules. In 2011, our compensation committee held three meetings.

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

D. Employees

As of December 31, 2011, we had approximately 16,100 employees, including approximately 1,000 in management and administration, approximately 9,000 in our customer service centers, approximately 1,900 in sales and marketing, and approximately 4,200 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Guangzhou and Shenzhen, and we have certain on-site sales and marketing staffs in approximately 45 major cities in China. We consider our relations with our employees to be good.

E. Share Ownership

As of February 29, 2012, 35,953,270 of our ordinary shares were issued and outstanding (excluding the 1,086,561 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). As of the same date, there were 3,504,525 options and 591,231 restricted share units issued and outstanding under our 2005 Plan and 2007 Plan, which, once vested, are exercisable for the equivalent amount of our ordinary shares. For information regarding 2005 Plan and 2007 Plan, see “Item 6.B. Compensation.” Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, taking into account the aggregate number of ordinary shares underlying share options that were outstanding as of, and exercisable within 60 days after, February 29, 2012, by each of our directors and senior management. For information regarding share options granted to our directors and senior executive officers, see “Item 6.B. Compensation.” Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Directors and Senior Management:
Min Fan(3)	711,022	1.9%
James Jianzhang Liang(4)	513,333	1.4%
Jane Jie Sun(5)	310,000	*
Neil Nanpeng Shen(6)	193,275	*
James Lan Tang(7)	45,981	*
Gabriel Li(8)	36,417	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%(9)	245,932	*
All directors and officers as a group(10)	2,055,960	5.5%
Principal Shareholders:
Entities affiliated with OppenheimerFunds, Inc. (11)	7,286,752	20.3%
T. Rowe Price Associates, Inc. (12)	4,164,111	11.6%
Capital World Investors (13)	2,896,625	8.1%
Baillie Gifford & Co (Scottish Partnership) (14)	2,548,693	7.1%
Entities affiliated with Lone Spruce, L.P. (15)	2,351,713	6.6%

*	Less than 1% of our total outstanding ordinary shares.
Notes: (1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.
(2)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 35,953,270, being the number of ordinary shares outstanding as of February 29, 2012, and the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after February 29, 2012.

(3)

Includes 144,355 ordinary shares held by Perfectpoint International Limited, a British Virgin Islands company owned by Mr. Fan and 566,667 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2012 held by Mr. Fan.

(4)	Includes 233,333 ordinary shares held by Mr. Liang and 280,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2012 held by Mr. Liang.
(5)	Includes 310,000 ordinary shares held by Ms. Sun that were issuable upon exercise of options exercisable within 60 days after February 29, 2012.
(6)

Includes 132,275 ordinary shares held by Mr. Shen and Smart Master International Limited, a British Virgin Islands company owned by Mr. Shen and 61,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2012 held by Mr. Shen. Mr. Shen’s business address is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.

(7)	Includes 16,925 ordinary shares held by Mr. Tang and 29,056 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2012 held by Mr. Tang.
(8)	Includes 15,417 ordinary shares held by Mr. Li and 21,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2012 held by Mr. Tang.
(9)

Includes 23,500 ordinary shares and 222,432 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2012 held by twelve of our current directors and executive officers, excluding Ms. Jenny Wenjie Wu, as a group.

(10)

Includes 565,805 ordinary shares and 1,490,155 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2012 held by all of our current directors and executive officers, other than Ms. Jenny Wenjie Wu, as a group.

(11)

Includes 3,898,122 ordinary shares held by OppenheimerFunds, Inc. and 3,388,630 ordinary shares held by Oppenheimer Developing Markets Fund. Information regarding beneficial ownership is reported as of February 29, 2012, based on the information contained in the Schedule 13G/A filed by OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund with the SEC on March 6, 2012. Please see the Schedule 13G/A filed by OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund with the SEC on March 6, 2012 for information relating to OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund. The business address of OppenheimerFunds, Inc. is Two World Financial Center, 225 Liberty Street, New York, NY 10281, the United States of America. The business address of Oppenheimer Developing Markets Fund is 6803 S. Tucson Way, Centennial, CO 80112, the United States of America.

(12)

Includes 4,164,110.5 ordinary shares held by T. Rowe Price Associates, Inc. Information regarding beneficial ownership is reported as of December 31, 2011, based on the information contained in the Schedule 13G filed by T. Rowe Price Associates Inc. with the SEC on February 14, 2012. Please see the Schedule 13G filed by T. Rowe Price Associates Inc. with the SEC on February 14, 2012 for information relating to T. Rowe Price Associates, Inc. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202, the United States of America.

(13)

Includes 2,896,625 ordinary shares held by Capital World Investors, a division of Capital Research and Management Company. Information regarding beneficial ownership is reported as of December 30, 2011, based on the information contained in the Schedule 13G filed by Capital World Investors with the SEC on February 10, 2012. Please see the Schedule 13G filed by Capital World Investors with the SEC on February 10, 2012 for information relating to Capital World Investors. The address for Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071, the United States of America.

(14)

Includes 2,548,693 ordinary shares held by Baillie Gifford & Co (Scottish Partnership). Information regarding beneficial ownership is reported as of December 31, 2011, based on the information contained in the Schedule 13G filed by Baillie Gifford & Co (Scottish Partnership) with the SEC on January 17, 2012. Please see the Schedule 13G filed by Baillie Gifford & Co (Scottish Partnership) with the SEC on January 17, 2012 for information relating to Baillie Gifford & Co (Scottish Partnership). The address for Baillie Gifford & Co (Scottish Partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(15)

Includes 2,351,713 ordinary shares held by entities affiliated with Lone Spruce, L.P., which we refer to collectively as Lone Spruce. Information regarding beneficial ownership is reported as of December 31, 2011, based on the information contained in the Schedule 13G filed by Lone Spruce with the SEC on February 14, 2012. Please see the Schedule 13G filed by Lone Spruce with the SEC on February 14, 2012 for information relating to Lone Spruce. The address for Lone Spruce is Two Greenwich Plaza, Greenwich, Connecticut 06830, the United States of America.

As of February 29, 2012, 35,953,270 of our ordinary shares were issued and outstanding. Based on a review of the February 29, 2012, 35,893,587 ordinary shares, or 99.8% of our total outstanding ordinary shares, were held by two record shareholders in the United States, including 982,764 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Share Ownership.”

B. Related Party Transactions

Arrangements with Consolidated Affiliated Chinese Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. Therefore, we conduct part of our operations in our non-hotel reservation businesses through a series of agreements between our PRC subsidiaries and our affiliated Chinese entities, which hold the licenses and approvals for conducting the air-ticketing, travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our affiliated Chinese entities. As of December 31, 2011, our director, chief executive officer and president, Min Fan, our officers, Jianmin Zhu and Maohua Sun, and a family member of a senior officer, Fengying Zhang, were the principal record owners of our affiliated Chinese entities.

As of December 31, 2011:

•	Maohua Sun and Ctrip Commerce owned 4% and 96%, respectively, of Beijing Ctrip.

•	Maohua Sun and Min Fan owned 10.2% and 89.8%, respectively, of Ctrip Commerce.

•	Ctrip Commerce and Maohua Sun owned 99.57% and 0.36% of Shanghai Huacheng, respectively.

•	Min Fan and Jianmin Zhu owned 90% and 10%, respectively, of Guangzhou Ctrip International Travel Agency Co., Ltd., or Guangzhou Ctrip, as well as Shenzhen Ctrip.

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

We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and our respective affiliated Chinese entities are almost identical except for the amount of the business loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that Messrs. Fan, Zhu, Yang and Yan and Ms. Zhang will not receive any personal benefits from these agreements except as shareholders of our company. According to our PRC counsel, Commerce & Finance Law Offices, except for those pledges which have not been registered with the relevant Administration for Industry and Commerce, these agreements are valid, binding and enforceable under the current laws and regulations of China. The principal terms of these agreements are described below.

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

Exclusive Technical Consulting and Services Agreements. Ctrip Computer Technology and Ctrip Travel Network provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. The initial term of these agreements is ten years. In consideration for our services, our affiliated Chinese entities agree to pay our service fees, which are subject to quarterly adjustment based on their actual operating results. For 2010, our affiliated Chinese entities paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB9 (US$1) to RMB41 (US$6) per ticket and from RMB155 (US$24) to RMB487 (US$74) per person per tour. For 2011, our affiliated Chinese entities paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB11 (US$2) to RMB41 (US7) per ticket and from RMB85 (US$14) to RMB199 (US$32) per person per tour.

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

The following table sets forth, as of December 31, 2011, the amount of each business loan arrangement, the date the loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the business loan, the borrower and the affiliated Chinese entity.

Date of Loan Agreement	Borrower	Affiliated Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in thousands of RMB)	(in thousands of US$)			(in thousands of RMB)	(in thousands of US$)
May 16, 2011	Maohua Sun*	Beijing Ctrip	1,600.0	254.2	None	May 15, 2021	1,600.0	254.2
September 10, 2003	Min Fan	Ctrip Commerce	980.0	155.7	None	September 10, 2013	980.0	155.7
May 16, 2011	Maohua Sun*	Ctrip Commerce	1,020.0	162.1	None	May 15, 2021	1,020.0	162.1
January 15, 2004	Min Fan	Ctrip Commerce	4,100.0	651.4	None	January 15, 2014	4,100.0	651.4
October 11, 2006	Min Fan	Ctrip Commerce	3,900.0	619.6	None	January 15, 2014	3,900.0	619.6
September 16, 2011	Min Fan	Ctrip Commerce	17,960.0	2,853.6	None	September 16, 2021	17,960.0	2,853.6
September 16, 2011	Maohua Sun	Ctrip Commerce	2,040.0	324.1	None	September 16, 2021	2,040.0	324.1
September 10, 2003	Min Fan	Guangzhou Ctrip	450.0	71.5	None	September 10, 2013	450.0	71.5
March 1, 2004	Min Fan	Guangzhou Ctrip	1,350.0	214.5	None	March 1, 2014	1,350.0	214.5
August 1, 2004	Jianmin Zhu	Guangzhou Ctrip	50.0	7.9	None	August 1, 2014	50.0	7.9
August 1, 2004	Jianmin Zhu	Guangzhou Ctrip	150.0	23.8	None	August 1, 2014	150.0	23.8
May 11, 2006	Jianmin Zhu	Guangzhou Ctrip	100.0	15.9	None	August 1, 2014	100.0	15.9
May 11, 2006	Min Fan	Guangzhou Ctrip	900.0	143.0	None	March 1, 2014	900.0	143.0
October 30, 2003	Min Fan	Shanghai Ctrip	4,290.0	681.6	None	October 30, 2013	4,290.0	681.6
May 26, 2006	Min Fan	Shanghai Ctrip	1,190.0	189.1	None	October 30, 2013	1,190.0	189.1
February 6, 2004	Min Fan	Shenzhen Ctrip	1,350.0	214.5	None	February 6, 2014	1,350.0	214.5
August 1, 2004	Jianmin Zhu	Shenzhen Ctrip	150.0	23.8	None	August 1, 2014	150.0	23.8
April 24, 2006	Min Fan	Shenzhen Ctrip	900.0	143.0	None	February 6, 2014	900.0	143.0
April 24, 2006	Jianmin Zhu	Shenzhen Ctrip	100.0	15.9	None	August 1, 2014	100.0	15.9
May 16, 2011	Maohua Sun*	Huacheng	250.0	39.7	None	May 15, 2021	250.0	39.7
March 7, 2007	Fengying Zhang	Nantong Tongcheng	10,000.0	1,588.8	None	March 6, 2015	10,000.0	1,588.8

*

In 2008, Mr. Tao Yang acquired from Mr. Qi Ji all of his equity interests in Ctrip Commerce, Beijing Ctrip and Shanghai Huacheng. At the same time, Mr. Tao Yang also assumed all of the outstanding business loans of Mr. Qi Ji. In 2011, Mr. Tao Yang transferred all of his equity interests in Ctrip Commerce, Beijing Ctrip and Shanghai Huacheng to Mrs. Maohua Sun.

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

Share Incentive Grants

Please refer to “Item 6.B. Compensation —Employee’s Share Incentive Plans.”

Commissions from Home Inns and its affiliates

As of December 31, 2011, we held approximately 16% stake in Home Inns, one of our hotel suppliers, and have two directors in common with it. Home Inns and its affiliates have entered into agreements with us to provide hotel rooms for our customers. Total commissions from Home Inns and its affiliates amounted to RMB20.9 million, RMB18.2 million and RMB17.7 million (US$2.8 million) for the years ended December 31, 2009, 2010 and 2011, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

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

Commissions from Hanting and its affiliates

One of our hotel suppliers, Hanting, has a director in common with our company and a director who is a family member of one of our officers. Hanting has entered into agreements with us to provide hotel rooms for our customers. Total commissions Hanting paid us amounted to RMB9.9 million, RMB9.5 million and RMB8.0 million (US$1.3 million) for the years ended December 31, 2009, 2010 and 2011, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in China Lodging Group Limited, or Hanting, through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering equal to Hanting’s initial public offering price.

Advertisement purchase from Focus Media Holding Limited (“Focus Media”)

One of our advertisement service suppliers, Focus Media, has a director in common with our company. We entered into agreements with affiliates of Focus Media to purchase advertisement service. Total advertisement purchase from Focus Media for the year ended December 31, 2009 and 2010 is RMB425 thousand and RMB300 thousand, respectively. We did not purchase any advertisement from Focus Media in 2011. The purchase was made in our ordinary course of business on terms substantially similar to those for our unrelated advertisement suppliers.

Printing expense to Joyu Tourism Operating Group

We entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with our company. Total editing expenses to Joyu Tourism Operating Group amounted to, RMB2.2 million, RMB2.2 million and RMB2.2 million (US$0.3 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

Purchase of tour package service from Ananda Travel Service (Aust.) Pty Limited (“Ananda”)

We purchased tour package service from Ananda, an association investment of HKWOT (BVI) Limited. Tour package purchase from Ananda for the year ended December 31, 2010 and2011 amounted to RMB21 million and RMB29 million (US$4.7 million), respectively.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are not currently a party to any pending material litigation or other legal proceeding and are not aware of any pending litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various legal proceedings and claims that are incidental to our ordinary course of business.

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

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market and the Nasdaq Global Select Market for the periods presented and all prices have been retroactively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 0.25 of an ordinary share effective on January 21, 2010 for all periods presented. The closing price of our ADSs on March 28, 2012 was US$21.99 per ADS.

	Trading Price (US$)
	High	Low
2007	31.62	13.77
2008	35.45	8.21
2009	39.30	9.20
2010	53.16	29.90
First Quarter	41.28	29.90
Second Quarter	47.01	32.41
Third Quarter	49.23	31.35
Fourth Quarter	53.16	38.54
2011	50.57	22.33
First Quarter	47.03	36.64
Second Quarter	50.57	38.81
Third Quarter	47.54	30.29
Fourth Quarter	38.33	22.33
Monthly Highs and Lows
September 2011	41.71	30.29
October 2011	38.33	29.59
November 2011	36.83	23.56
December 2011	27.75	22.33
January 2012	28.09	22.02
February 2012	28.12	22.14
March 2012 (through March 28, 2012)	28.05	21.94

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

Our board of directors currently consists of seven directors. Our board of directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested as long as he or she has made a declaration of the nature of such interest. A director is not required to hold any shares in our company by way of qualification, and there is no requirement for a director to retire at any age limit.

We have a compensation committee that assists the board in reviewing and approving the compensation structure and form of compensation of our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

For details of our board committees, see “Item 6C. Board Practices—Board of Directors.”

C. Material Contracts

Please refer to “Item 4. Information on the Company — A. History and Development of the Company” and “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a summary of the following material contracts we have entered into during the two years immediately preceding the date of this annual report: (i) a sale and purchase agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip.com International, Ltd.; (ii) a subscription agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited; (iii) a share purchase agreement dated March 12, 2010 between Ctrip.com International, Ltd. and certain selling shareholders of China Lodging Group, Limited; (iv) an investor and registration rights agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited. Other than these material contracts, we have not entered into any material contracts other than in the ordinary course of business for the two years immediately preceding the date of this annual report; (v) a land use right contract dated September 30 between the Bureau of Land and Resources Chengdu and Chengdu Ctrip Information Technology Co., Ltd (vi) an sale and purchase agreement dated December 9, 2011 among Shang Hongqiao Linkong Science and Technology Development Company, Ctrip Computer Technology (Shanghai) Co., Ltd and Shanghai Huanji Digital Technology Limited; and (vii) a construction contract dated February 25, 2012 between Hunan No. 1 Engineering Company and Chengdu Ctrip Travel Service Co Ltd. Other than these contracts set forth above, we have not entered into any material contracts other than in the ordinary course of business for the two years immediately preceding the date of this annual report.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2011. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC’s public reference room located at Room 1580, 100F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information

For a list of our subsidiaries, see “Item 4.C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance as of December 31, 2011, a one basis point decrease in interest rates would result in approximately a RMB1,060,000 decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while the majority of our revenues are denominated in RMB. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar-denominated assets. From 2009, Ctrip.com International, Ltd., our listed company incorporated in the Cayman Islands, changed its functional currency from RMB to U.S. dollars due to changes in its economic facts and circumstances, including growth in our existing operations outside of mainland China and an active plan to explore overseas markets. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. For the year ended December 31, 2011, foreign exchange gains accounted for approximately 3% of our net income. As of December 31, 2011, a 1% strengthening/weakening of RMB against U.S. dollar would have increased/decreased our net income by 0.5%. See “Risk Factors—Risks Related to Doing Business in China— Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

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

Fees and Payments from the Depositary to Us

In February 2012, we received from the depositary a reimbursement of US$ 1.3 million , net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2011. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2011 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-2 of this Form 20-F.

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

	For the Year Ended December 31,
	2010	2011	2011
	RMB	RMB	US$
Audit fees(1)	7,334,198	7,466,306	1,186,277
Other services	—	675,788	107,372

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

On July 30, 2008 and September 30, 2008, our board of directors and shareholders respectively approved a share repurchase plan (the “2008 Repurchase Plan”), pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$15 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our capital. On September 30, 2011, our board of directors approved an additional share repurchase plan (the “2011 Repurchase Plan” and, together with the 2008 Repurchase Plan, the “Plans”) pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$100 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. Under both Plans, we were authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions, in the their judgment, warrant, in accordance with all applicable requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and on the terms set out in the resolutions of our board of directors approving such share repurchase. As of the date of this annual report on Form 20-F, we purchased approximately 1 million ADSs with a total consideration of approximately US$25 million from the open market under the Plans.

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(2)
October 2011	149,369	US$	34.52	149,369	US$	34.52
December 2011	821,960	US$	24.33	821,960	US$	24.33
Total	971,329	US$	25.90	971,329	US$	25.90

(1)	Each ADS represents 0.25 ordinary shares.
(2)	Includes the 2008 Repurchase Plan and the 2011 Repurchase Plan.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Ctrip.com International, Ltd. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document

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

4.27	Translation of Construction Contract as of February 2012 between Chengdu Ctrip Information Technology Co., Ltd. and Hunan No. 1 Engineering Co., Ltd.

4.28	Translation of Construction Contract dated September 8, 2008 between Ctrip Information Technology (Nantong) Co., Ltd. and Shanghai No. 1 Construction Co., Ltd.

4.29

Translation of Framework Agreement for Purchase and Sale of 3-9F Building A of Hongqiao International Technology Square dated December 9, 2011 among Shanghai Hongqiao Linkong Technology Development Co., Ltd., Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huanji Digital Technology Co., Ltd.

4.30	Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau

8.1	List of Significant Consolidated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant, as amended and restated as of June 14, 2011

12.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Maples and Calder

15.2	Consent of Commerce & Finance Law Offices

15.3	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ MIN FAN
Name:	Min Fan
Title:	President and Chief Executive Officer

Date: March 30, 2012

CTRIP.COM INTERNATIONAL, LTD.

1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ctrip.com International, Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. (the “Company”) and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Report of Management on Internal Control over Financial Reporting appearing in item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

March 30, 2012

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Revenues:
Hotel reservation	940,682,312	1,278,043,673	1,486,898,858	236,244,436
Air-ticketing	868,379,184	1,206,921,479	1,437,118,164	228,335,081
Packaged-tour	175,867,386	380,307,487	534,640,183	84,945,770
Corporate travel	83,136,519	129,658,427	161,610,123	25,677,263
Others	54,496,575	71,781,955	106,036,864	16,847,561

Total revenues	2,122,561,976	3,066,713,021	3,726,304,192	592,050,111

Less: business tax and related surcharges	(134,555,018)	(185,479,524)	(228,219,564)	(36,260,437)

Net revenues	1,988,006,958	2,881,233,497	3,498,084,628	555,789,674

Cost of revenues	(450,602,773)	(625,261,342)	(805,129,784)	(127,922,240)

Gross profit	1,537,404,185	2,255,972,155	2,692,954,844	427,867,434

Operating expenses:
Product development	(308,451,348)	(453,853,000)	(601,485,367)	(95,566,400)
Sales and marketing	(345,289,299)	(453,292,701)	(624,599,686)	(99,238,896)
General and administrative	(196,297,316)	(294,701,167)	(400,875,621)	(63,692,722)

Total operating expenses	(850,037,963)	(1,201,846,868)	(1,626,960,674)	(258,498,018)

Income from operations	687,366,222	1,054,125,287	1,065,994,170	169,369,416

Interest income	17,392,472	37,585,865	106,002,655	16,842,126
Other income	60,801,280	99,125,516	117,623,725	18,688,528

Income before income tax expense, equity in income of affiliates and noncontrolling interests	765,559,974	1,190,836,668	1,289,620,550	204,900,070

Income tax expense	(131,658,085)	(205,016,961)	(262,186,225)	(41,657,196)
Equity in income of affiliates	32,869,419	66,171,992	57,525,830	9,139,934

Net income	666,771,308	1,051,991,699	1,084,960,155	172,382,808
Less: Net income attributable to noncontrolling interests	(7,797,686)	(3,921,959)	(8,545,258)	(1,357,705)

Net income attributable to Ctrip’s shareholders	658,973,622	1,048,069,740	1,076,414,897	171,025,103

Net income	666,771,308	1,051,991,699	1,084,960,155	172,382,808
Other comprehensive income:
Foreign currency translation	1,652,997	(70,001,987)	(94,851,411)	(15,070,371)
Unrealized securities holding gains / (losses)	17,243,654	346,716,514	(276,586,950)	(43,945,241)

Total comprehensive income	685,667,959	1,328,706,226	713,521,794	113,367,196

Less: Comprehensive income attributable to noncontrolling interests	(9,390,353)	(3,921,959)	(8,545,258)	(1,357,705)

Comprehensive income attributable to Ctrip’s shareholders	676,277,606	1,324,784,267	704,976,536	112,009,491
Earnings per ordinary share
— Basic	19.62	29.62	29.92	4.75

— Diluted	18.69	27.89	28.30	4.50

Earnings per ADS
— Basic	4.90	7.40	7.48	1.19

— Diluted	4.67	6.97	7.08	1.12

Weighted average ordinary shares outstanding
— Basic shares	33,592,334	35,385,451	35,977,063	35,977,063

— Diluted shares	35,250,335	37,577,056	38,030,974	38,030,974

Share-based compensation included in Operating expense above is as follows:
Product development	(33,862,928)	(64,254,080)	(98,955,335)	(15,722,419)
Sales and marketing	(18,864,102)	(33,202,984)	(48,191,019)	(7,656,782)
General and administrative	(77,801,797)	(145,104,394)	(195,645,003)	(31,084,860)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2011

	2010	2011	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,153,935,111	3,503,428,418	556,638,717
Restricted cash	224,179,126	211,636,294	33,625,621
Short-term investment	1,178,278,063	1,288,471,562	204,717,514
Accounts receivable, net	621,548,849	789,036,329	125,365,247
Due from related parties	3,216,628	4,994,560	793,556
Prepayments and other current assets	352,614,489	561,193,151	89,164,612
Deferred tax assets, current	37,136,184	39,782,201	6,320,755

Total current assets	4,570,908,450	6,398,542,515	1,016,626,022

Long-term deposits	155,856,622	155,360,492	24,684,296
Land use rights	106,333,805	113,460,899	18,027,121
Property, equipment and software	653,678,980	683,903,870	108,661,382
Investments	1,574,230,623	1,305,145,043	207,366,663
Goodwill	758,231,441	798,601,767	126,885,042
Intangible assets	296,964,092	306,420,192	48,685,265

Total assets	8,116,204,013	9,761,434,778	1,550,935,791

LIABILITIES
Current liabilities:
Accounts payable	595,283,281	763,256,074	121,269,177
Due to related parties	11,866,285	9,195,558	1,461,027
Salary and welfare payable	159,258,508	145,524,036	23,121,441
Taxes payable	161,772,241	220,604,123	35,050,465
Advances from customers	595,737,152	1,090,852,066	173,318,938
Accrued liability for customer reward program	121,319,301	161,838,531	25,713,553
Other payables and accruals	235,661,747	176,789,865	28,089,080

Total current liabilities	1,880,898,515	2,568,060,253	408,023,681

Deferred tax liabilities, non-current	45,382,710	48,308,692	7,675,478

Total liabilities	1,926,281,225	2,616,368,945	415,699,159

Commitments and contingencies (Note 16)
Shareholders’ equity
Share capital (US$0.01 par value; 100,000,000 shares authorized, 35,885,163 and 35,849,473 share issued and outstanding as of December 31, 2010 and 2011, respectively.)	2,926,132	2,939,527	467,044
Additional paid-in capital	3,073,551,037	3,465,924,424	550,679,932
Statutory reserves	93,384,908	98,049,668	15,578,523
Accumulated other comprehensive income/(loss)	198,972,084	(172,466,277)	(27,402,132)
Retained earnings	2,734,858,610	3,806,608,747	604,809,220
Less: Treasury stock (0 and 242,832 shares at December 31, 2010 and 2011, respectively)	—	(158,761,225)	(25,224,618)

Total Ctrip’s shareholders’ equity	6,103,692,771	7,042,294,864	1,118,907,969

Noncontrolling interests	86,230,017	102,770,969	16,328,663

Total shareholders’ equity	6,189,922,788	7,145,065,833	1,135,236,632

Total liabilities and shareholders’ equity	8,116,204,013	9,761,434,778	1,550,935,791

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	Ordinary shares (US$0.01 par value)		Additional		Accumulated other			Total Ctrip’s		Total
	Number	Par	paid-in	Statutory	comprehensive	Retained	Treasury	shareholders’	Noncontrolling	shareholders’
	of shares	Value	capital	reserves	Income/(loss)	earnings	Stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2008	33,468,023	2,761,259	967,687,772	75,948,298	(95,046,427)	1,060,620,258	—	2,011,971,160	2,628,093	2,014,599,253
Exercise of share option	586,921	40,075	107,739,657	—	—	—	—	107,779,732	—	107,779,732
Share-based compensation	—	—	130,528,827	—	—	—	—	130,528,827	—	130,528,827
Capitalization of statutory reserves	—	—	15,368,400	(15,368,400)	—	—	—	—	—	—
Appropriations to statutory reserves	—	—	—	11,909,284	—	(11,909,284)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	60,330	—	—	60,330	1,592,667	1,652,997
Transfer of unrealized securities holding losses on obtaining control in the investee	—	—	—	—	17,243,654	—	—	17,243,654	—	17,243,654
Net income	—	—	—	—	—	658,973,622	—	658,973,622	7,797,686	666,771,308
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	158,479,081	158,479,081
Acquisition of additional stake in a subsidiary	—	—	(1,509,406)	—	—	—	—	(1,509,406)	(108,347,148)	(109,856,554)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(490,000)	(490,000)

Balance as of December 31, 2009	34,054,944	2,801,334	1,219,815,250	72,489,182	(77,742,443)	1,707,684,596	—	2,925,047,919	61,660,379	2,986,708,298

Exercise of share option	191,469	12,940	49,508,374	—	—	—	—	49,521,314	—	49,521,314
Transaction offering	1,638,750	111,858	1,564,091,883	—	—	—	—	1,564,203,741	—	1,564,203,741
Share-based compensation	—	—	242,561,458	—	—	—	—	242,561,458	—	242,561,458
Appropriations to statutory reserves	—	—	—	20,895,726	—	(20,895,726)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(70,001,987)	—	—	(70,001,987)	—	(70,001,987)
Unrealized securities holding gains	—	—	—	—	346,716,514	—	—	346,716,514	—	346,716,514
Net income	—	—	—	—	—	1,048,069,740	—	1,048,069,740	3,921,959	1,051,991,699
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	40,338,913	40,338,913
Establishment of a variable interest entity (“VIE”)	—	—	—	—	—	—	—	—	150,000	150,000
Acquisition of additional stake in a subsidiary	—	—	(2,425,928)	—	—	—	—	(2,425,928)	(19,841,234)	(22,267,162)

Balance as of December 31, 2010	35,885,163	2,926,132	3,073,551,037	93,384,908	198,972,084	2,734,858,610	—	6,103,692,771	86,230,017	6,189,922,788

Exercise of share option	207,142	13,395	51,054,507	—	—	—	—	51,067,902	—	51,067,902
Share-based compensation	—	—	341,581,534	—	—	—	—	341,581,534	—	341,581,534
Appropriations to statutory reserves	—	—	—	4,664,760	—	(4,664,760)	—	—	—	—
Repurchasing common stock	(242,832)	—	—	—	—	—	(158,761,225)	(158,761,225)	—	(158,761,225)
Foreign currency translation adjustments	—	—	—	—	(94,851,411)	—	—	(94,851,411)	—	(94,851,411)
Unrealized securities holding losses	—	—	—	—	(276,586,950)	—	—	(276,586,950)	—	(276,586,950)
Net income	—	—	—	—	—	1,076,414,897	—	1,076,414,897	8,545,258	1,084,960,155
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	18,137,400	18,137,400
Acquisition of additional stake in a subsidiary	—	—	(262,654)	—	—	—	—	(262,654)	(10,141,706)	(10,404,360)

Balance as of December 31, 2011	35,849,473	2,939,527	3,465,924,424	98,049,668	(172,466,277)	3,806,608,747	(158,761,225)	7,042,294,864	102,770,969	7,145,065,833

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	666,771,308	1,051,991,699	1,084,960,155	172,382,808
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	130,528,827	242,561,458	342,791,357	54,464,061
Equity in income of affiliates	(32,869,419)	(66,171,992)	(57,525,830)	(9,139,934)
Provision for doubtful accounts	3,929,035	2,522,077	185,443	29,464
Depreciation of property, equipment and software	45,196,678	62,929,541	78,809,867	12,521,627
Amortization of intangible assets and land use rights	8,135,635	9,742,475	11,066,656	1,758,314
Deferred income tax benefit provision	(14,343,474)	(18,127,580)	(3,388,535)	(538,384)
Loss from disposal of property, equipment and software	461,358	1,534,119	3,379,449	536,940
Changes in current assets and liabilities:
Increase in accounts receivable	(143,175,414)	(179,508,575)	(166,668,439)	(26,480,948)
Increase (Decrease) in due from related parties	724,058	1,216,410	(1,732,887)	(275,328)
Increase in prepayments and other current assets	(13,532,621)	(61,770,468)	(203,694,403)	(32,363,781)
Decrease (Increase) in long-term deposits	7,546,116	(12,583,994)	496,130	78,827
Increase in accounts payable	111,326,932	186,294,824	166,395,703	26,437,615
Decrease (Increase) in due to related parties	215,172	8,376,634	(5,025,904)	(798,536)
Decrease (Increase) in salary and welfare payable	57,185,869	5,602,497	(14,021,957)	(2,227,865)
Increase in taxes payable	84,356,470	14,903,513	60,282,019	9,577,848
Increase in advances from customers	51,780,875	232,192,281	487,010,431	77,378,165
Increase in accrued liability for customer reward program	28,529,276	33,064,306	40,519,230	6,437,857
Increase in other payables and accruals	34,821,502	35,448,607	27,476,422	4,365,565

Net cash provided by operating activities	1,027,588,183	1,550,217,832	1,851,314,907	294,144,315

Cash flows from investing activities:
Purchase of property, equipment and software	(175,946,816)	(162,378,845)	(205,212,492)	(32,604,981)
Cash paid for investments	(358,215,242)	(533,009,269)	(5,100,000)	(810,308)
Cash paid for acquisition, net of cash acquired	(177,666,916)	(636,643,782)	(27,532,356)	(4,374,451)
Purchase of intangible assets	(2,200,000)	(3,583,200)	(3,233,850)	(513,807)
Purchase of land use rights	—	—	(9,747,800)	(1,548,769)
(Increase) Decrease in restricted cash	(56,971,348)	(104,698,534)	5,527,208	878,185
(Increase) Decrease in short-term investment	9,123,201	(1,000,086,864)	(94,647,972)	(15,038,048)
Disposal of a subsidiary	(490,000)	—	—	—

Net cash used in investing activities	(762,367,121)	(2,440,400,494)	(339,947,262)	(54,012,179)

Cash flows from financing activities:
Cash received from issuance of common stock	—	1,564,203,741	—	—
Proceeds from exercise of share option	96,857,641	60,994,078	54,416,536	8,645,917
Repurchase of common stock	—	—	(158,761,225)	(25,224,618)
Cash received from noncontrolling investors	—	150,000	—	—
Cash paid to noncontrolling investors	—	—	(10,404,359)	(1,653,086)

Net cash (used in) provided by financing activities	96,857,641	1,625,347,819	(114,749,048)	(18,231,787)

Effect of foreign exchange rate changes on cash and cash equivalents	2,712,315	(15,848,428)	(47,125,290)	(7,487,456)
Net increase in cash and cash equivalents	364,791,018	719,316,729	1,349,493,307	214,412,893
Cash and cash equivalents, beginning of year	1,069,827,364	1,434,618,382	2,153,935,111	342,225,824

Cash and cash equivalents, end of year	1,434,618,382	2,153,935,111	3,503,428,418	556,638,717

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	93,302,980	184,863,797	197,700,444	31,411,437
Supplemental schedule of non-cash investing and financing activities
Accruals related to purchase of property, equipment and software	(99,836,309)	(120,067,060)	(32,195,338)	(5,115,324)
Liabilities incurred for acquisitions and investments	(28,114,780)	(5,100,000)	(10,750,000)	(1,708,003)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

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

The following is a summary of the Company’s major VIEs:

Name of VIE	Date of establishment/acquisition
Beijing Ctrip International Travel Agency Co., Ltd. (“Beijing Ctrip”)	Acquired on January 15, 2002
Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000
Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”)	Established on March 13, 2001
Guangzhou Ctrip International Travel Agency Co., Ltd. (“Guangzhou Ctrip”)	Established on April 28, 2003
Shanghai Ctrip International Travel Agency Co., Ltd. (“Shanghai Ctrip” formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.)	Acquired on September 23, 2003
Shenzhen Ctrip Travel Agency Co., Ltd. (“Shenzhen Ctrip”)	Established on April 13, 2004
Chengdu Ctrip Travel Agency Co., Ltd. (“Chengdu Ctrip”)	Established on January 8, 2007
Nantong Tongcheng Information Technology Co., Ltd. (“Nantong Tongcheng”)	Established on April 16, 2007
Chengdu Ctrip International Travel Agency Co., Ltd. (“Chengdu Ctrip International”)	Established on November 4, 2008
Ctrip Insurance Agency Co., Ltd. (“Ctrip Insurance”)	Established on July 25, 2011

For the years ended December 31, 2009, 2010 and 2011, the Company would be considered the primary beneficiary of a VIE and consolidated the VIE if the Company had variable interests, that will absorb the entity’s expected losses, receive the entity’s expected residual returns, or both.

In December 2009, the FASB issued Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs which replaced the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has 1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and 2) the obligation to absorb losses from or the right to receive benefits of the variable interest entity that could potentially be significant to the VIE. The Company adopted the new requirements effective January 1, 2010 and the adoption did not have a material impact on the Company’s consolidated financial statements for the period ended December 31, 2010 and 2011.

Major variable interest entities

As of December 31, 2011, the Company conducts a part of its operations through a series of agreements with certain VIEs as stated in above. These VIEs are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the People’s Republic of China (“PRC”) where foreign ownership is restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB30,000,000 as of December 31, 2011.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce and a senior officer of the Company collectively hold 99.93% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB70,000,000 as of December 31, 2011.

Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A senior officer of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip was RMB40,000,000 as of December 31, 2011.

Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip was RMB3,000,000 as of December 31, 2011.

Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Two senior officers of the Company collectively control 98.2% of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip was RMB5,000,000 as of December 31, 2011.

Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip was RMB2,500,000 as of December 31, 2011.

Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB3,500,000 as of December 31, 2011.

Nantong Tongcheng is a domestic company incorporated in Nantong, the PRC. Nantong Tongcheng was established in April 2007. Nantong Tongcheng holds a value-added telecommunications business license. A family member of senior officer holds 100% of the equity interest in Nantong Tongcheng. The registered capital of Nantong Tongcheng was RMB10,000,000 as of December 31, 2011.

Chengdu Ctrip International is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip International holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip International. The registered capital of Chengdu Ctrip International was RMB2,000,000 as of December 31, 2011.

Ctrip Insurance is an insurance agency incorporated in Shanghai, the PRC. Ctrip Insurance was established in July 2011. Ctrip Insurance holds an insurance agency business license. Shanghai Ctrip Commerce and Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”) hold 100% of the equity interest in Ctrip Insurance. The registered capital of Ctrip Insurance was RMB50,000,000 as of December 31, 2011.

The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs.

As of December 31, 2011, the Company has various agreements with its consolidated VIEs, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

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

Risks in relation to contractual arrangements between the Company’s PRC subsidiaries and its affiliated Chinese entities:

The Company has been advised by Commerce & Finance Law Offices, its PRC legal counsel, that its contractual arrangements with its consolidated VIEs as described in the Company’s annual report are valid, binding and enforceable under the current laws and regulations of China. Based on such legal opinion and the management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs are in compliance with current PRC laws and legally enforceable. However, there may be in the event that the affiliated Chinese entities and their respective shareholders fail to perform their contractual obligations, the Company may have to rely on the PRC legal system to enforce its rights. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Due to the uncertainties with respect to the PRC legal system, the PRC government authorities may ultimately take a view contrary to the opinion of its PRC legal counsel with respect to the enforceability of the contractual arrangements.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, airticketing, travel agency or advertising businesses. If the imposing of these penalties cause the Company to lose its rights to direct the activities of and receive economic benefits from its VIEs, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs.

Summary financial information of the Group’s VIEs in the consolidated financial statements

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB254 million as of December 31, 2011. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs, which consisted of accounts payable of RMB538 million, due to related parties of RMB0.2 million, salary and welfare payable RMB51 million, taxes payable of RMB62 million, advance from customers of RMB824 million and other payables and accruals of RMB52 million. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

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

Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People’s Bank of China (the “PBOC”), the Hong Kong Association of Banks (the “HKAB”) or major Taiwan banks, prevailing or averaged at the dates of the transaction for PRC and Hong Kong subsidiaries and ezTravel respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates quoted by the PBOC, HKAB or banks located in Taiwan at the balance sheet dates. All such exchange gains and losses are included in the statements of income.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2939 on December 30, 2011, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2011, or at any other rate.

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

Construction in progress is stated at cost. Construction in progress mainly refers to costs associated with the information and technology center in Chengdu before the buildings are put into service. All direct costs related to the new buildings are capitalized as construction in progress until it is substantially completed and available for use.

Investments

The Company investments include cost method investment, equity method investments and available-for-sale investments in certain publicly traded companies and privately-held companies.

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

The Company classifies its investments in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available-for-sale” and reported at fair value. The Company has designated its investment in commons shares of China Lodging Group, Limited (“Hanting”) as available-for-sale equity securities and its convertible redeemable preferred shares (“Preferred Share”) of Dining Secretary China Limited (“Dining Secretary”) as available-for-sale debt securities in accordance with Accounting Standard Codification (“ASC”) 320-10, respectively. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurement of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, due from related parties, available-for-sale investments, accounts payable, due to related parties, advances from customers and other payables. As of December 31, 2010 and 2011, carrying values of these financial instruments except for available-for-sale investments approximated their fair values because of their generally short maturities. The Company reports available-for-sale investments at fair value at each balance sheet date and includes any unrealized gains and losses (change in fair value that is considered temporary) in stockholders’ equity or in the statement of income (change in fair value that is considered other-than-temporary).

The Company does not have any financial liabilities which must be measured at fair value on a recurring basis.

We measure our financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

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

Business combinations

U.S. GAAP requires that all business combinations be accounted for under the purchase method. From January 1, 2009, the Group adopted ASC 805, “Business combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

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

From January 1, 2009, following the adoption of ASC 810, “Consolidation”, the Company also renamed the minority interests to noncontrolling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in shareholders’ equity. The Company has applied the presentation and disclosure requirements retrospectively for all period presented.

Acquisitions

Wing On Travel

In May 2010, to develop and expand our overseas business, our wholly-owned subsidiary C-Travel, a Cayman Island company, successfully completed the transaction to acquire 90% of the issued share capital of Wing On Travel’s travel service segment, a Hong Kong based travel service provider that offers packaged-tours as well as air tickets and hotel reservation services. We obtained control over Wing On Travel and have consolidated its financial statements since then. The total purchase price for the transaction is approximately RMB598 million (US$88 million). The cash payment is approximately RMB454 million (approximately US$68 million) after the Company assumed net current liability of Wing On Travel as of acquisition date. Based on the Company’s assessment, financial results of Wing On Travel is not considered material to the Group for the year ended December 31, 2010 and 2011.

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

Fair Value
RMB
Cash and cash equivalents	11,289,928
Restricted cash	10,585,433
Accounts receivable	23,583,536
Amount due from affiliate	455,665
Receivables due from related parties	1,745,930
Prepayments and other current assets	33,194,634

Current assets	80,855,126

Intangible assets	232,183,200
Property, equipment and software	7,858,060
Long-term deposits	77,438
Investments in affiliates	2,315,208

Non-current assets	242,433,906

Accounts payable	(119,074,454)
Due to related parties	(5,750,730)
Salary and welfare payable	(4,052,475)
Taxes payable	(3,931,719)
Advances from customers	(83,465,919)
Other payables and accruals	(9,732,729)

Current liabilities	(226,008,026)

Other long-term payables	(113,694)
Deferred tax liabilities, non-current	(38,310,228)

Non-current liabilities	(38,423,922)

Fair value of net assets acquired (a)	58,857,084

Purchase price (b)	453,812,774

Non-controlling interest (c)	40,338,913

Goodwill (b + c – a)	435,294,603

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

Trademark refers to the trademark of “Wing On Travel” and logos used. It was registered in Hong Kong, PRC, Macau, Australia, Canada and Japan with different expiration date starting from 2011 to 2020 and can be renewed with minimal costs. Wing On Travel is a well recognized branding with over 45 years history in Hong Kong. It has been awarded the honor of “Best Travel Agency in Hong Kong” for 2011, the 6th consecutive year dating back to 2006. The useful life of the trademark is indefinite.

ezTravel

To develop and expand overseas business, in 2006, a wholly-owned subsidiary C-Travel, a Cayman Island company, made a minority investment in ezTravel, an online travel service provider in Taiwan that offers packaged tours as well as hotel and air tickets reservation services. In 2009, the Company consolidated ezTravel’s financial statements as it acquired controlling financial interest of ezTravel since then. The financial results of ezTravel were not significant for the Group for the year ended December 31, 2010 and 2011.

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

China Software Hotel Information System Co., Ltd (“Software Hotel Information”)

In July 2008, the Company reached an agreement to purchase 90% equity of Software Hotel Information, a leading hotel management system provider in China, to support the Group’s hotel services and develop and expand its travel related business. Total purchase price for this acquisition amounted to RMB80 million, with up to RMB10 million in additional contingent consideration. In April 2009, RMB90 million was agreed and determined as the final purchase price of this acquisition. The financial results of Software Hotel Information were not significant for the Group for the year ended December 31, 2010 and 2011.

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

Other acquisitions

From time to time, the Company selectively acquired or invested in businesses that complement our existing business, and will continue to do so in the future. Other than disclosed above, none of such acquisitions or investments is material to our businesses or financial results.

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

Based on the Company’s results of the qualitative test for goodwill impairment, as of December 31, 2011, the Company believes that it is more-likely-than-not that the fair value of the reporting unit is greater than their respective carrying values. There was no impairment of goodwill during the years ended December 31, 2011, 2010 and 2009. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment is indicated.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology patent and a cross-border travel agency license as of December 31, 2010 and 2011. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2010 and 2011. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews intangible assets with indefinite lives annually for impairment.

No impairment on other intangible assets was recognized for the years ended December 31, 2009, 2010 and 2011.

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

No impairment of long-lived assets was recognized for the years ended December 31, 2009, 2010, and 2011.

Accrued liability for customer reward program

The Group’s customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2010, and 2011, the Group’s accrued liability for its customer reward program amounted to RMB121,319,301 and RMB161,838,531, respectively, based on the estimated liabilities under the customer reward program.

Revenue recognition

The Group conducts its principal businesses in Great China Area primarily through Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”), Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Travel Information”), Ctrip Travel Network Technology (Shanghai) Co., Ltd. (“Ctrip Travel Network”), Ctrip Information Technology (Nantong) Co., Ltd. (“Ctrip Information Technology”), ezTravel and Wing On Travel. Some of the operations of Ctrip Computer Technology and Ctrip Travel Network are conducted through a series of services and other agreements with the VIEs.

Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology, Starway Shanghai and the VIEs are subject to business tax and related surcharges on the provision of taxable services in the PRC, which include hotel reservation and air-ticketing services provided to customers. In the statements of income and comprehensive income, business tax and related surcharges are deducted from revenues to arrive at net revenues.

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to carry out a pilot program of tax reform. Effective January 1, 2012, selected entities within modern service industries will switch from a business tax payer to a value-added tax (“VAT”) payer. The Company expects such tax reform will not have material impact on its consolidated financial statements.

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

Allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectibility of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility. The following table summarized the details of the Company’s allowance for doubtful accounts:

	2009	2010	2011
	RMB	RMB	RMB
Balance at beginning of year	12,388	3,630,012	5,718,742
Provision for doubtful accounts	3,929,035	2,522,077	185,443
Write-offs	(311,411)	(433,347)	(930,047)

Balance at end of period	3,630,012	5,718,742	4,974,138

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

Product development

Product development expenses include expenses incurred by the Group to develop the Group’s travel supplier networks as well as to maintain, monitor and manage the Group’s transaction and service platform. The Group recognizes website and software development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software—internal use software” respectively. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software for internal use and websites content.

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to RMB56,007,644, RMB98,489,080 and RMB163,324,295 for the years ended December 31, 2009, 2010 and 2011 respectively, are charged to the statements of income as incurred.

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

According to ASC 718, the Company classifies options or similar instruments as liabilities if the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets and such cash settlement is probable. The percentage of the fair value that is accrued as compensation cost at the end of each period shall equal the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occur during the requisite service period shall be recognized as compensation cost over that period. Changes in fair value that occur after the end of the requisite service period are compensation cost of the period in which the changes occur. Any difference between the amount for which a liability award is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement.

Share incentive plans

On November 5, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2011, 1,242,025 options were outstanding under the 2005 Option Plan.

On October 17, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options and Restricted Share Units (“RSU”)), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years. RSUs granted under 2007 Incentive Plan have a restricted period for 4 years. As of December 31, 2011, 4,191,517 options and 190,916 RSUs were outstanding under the 2007 Incentive Plan.

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

A summary of option activity under the share option plans

The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value
Outstanding at December 31, 2008	3,098,289	61.94		2.90		25,470,062

Granted	947,366	59.94
Exercised	(586,921)	26.89
Forfeited	(66,562)	47.66
Expired	(4,762)	63.00

Outstanding at December 31, 2009	3,387,410	43.84	*	3.97		338,334,777

Granted	1,264,625	128.27
Exercised	(191,469)	38.28
Forfeited	(46,085)	97.07

Outstanding at December 31, 2010	4,414,481	67.71		5.98	**	415,360,566

Granted	1,375,345	136.86
Exercised	(207,142)	38.12
Forfeited	(149,143)	115.98

Outstanding at December 31, 2011	5,433,541	85.02		5.59		144,827,231

Vested and expect to vest at December 31, 2011	5,118,844	84.00		5.55		139,500,138

Exercisable at December 31, 2011	1,499,825	41.67		3.87		78,238,564

*	It includes the impact of stock modification in February 2009.
**	It includes the impact of stock modification in December 2009 and February 2010.

The Company’s current practice is to issue new shares to satisfy share option exercises.

The expected-to-vest options are the result of applying the pre-vesting forfeiture rate assumptions of 8% to total unvested options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$93.6 as of December 31, 2011 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2011.

The total intrinsic value of options exercised during the year ended December 31, 2009, 2010 and 2011 were US$46 million US$24 million and US$25 million, respectively.

The following table summarizes information related to outstanding and exercisable options as of December 31, 2011 (in US$, except shares):

	Outstanding			Exercisable
Range of Exercise Prices	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
17.00-22.99	125,242	19.53	1.08	125,242	19.53	1.08
23.00-34.99	295,259	26.29	1.94	295,259	26.29	1.94
35.00-44.99	1,958,300	38.10	5.05	761,071	38.29	4.99
45.00-58.99	194,322	58.39	3.12	194,322	58.39	3.12
59.00-77.99	9,033	77.02	3.62	9,033	77.02	3.62
78.00-96.99	346,267	96.70	5.67	114,898	96.70	5.67
97.00-129.99	1,418,429	118.30	6.63	—	—	—
130.00-159.99	1,086,689	150.73	7.13	—	—	—

	5,433,541			1,499,825

The weighted average fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was US$25.34, US$61.02 and US$64.79 per share, respectively.

As of December 31, 2011, there was US$129.3 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.4 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. For the twelve months ended December 31, 2011, total cash received from the exercise of share options amounted to RMB54,416,536 (approximately US$8.6 million).

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the year ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
Risk-free interest rate	1.16% -1.89%	1.76% -2.41%	0.81% -2.11%
Expected life (years)	2.8-4.0	5.0	5.0
Expected dividend yield	0%	0%	0%
Volatility	51% -55%	52% -53%	53%-55%
Fair value of options at grant date per share	from US$13.80	from US$57.24	from US$48.69
	to US$41.98	to US$73.59	to US$74.39

The Company granted 8,600 and 188,407 restricted share units to employees with 4 years requisite service period in 2010 and 2011, respectively under 2007 Incentive Plan with total share-based compensation cost amounted to US$1.2 million and US$22.5 million. As of December 31, 2011, there was US$21.0 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 3.6 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

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

Effective January 1, 2007, the Company adopted ASC 740, “Income Taxes”. It clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

As of December 31, 2011, the Company did not record any liability for uncertain tax positions. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For 2011, the Company did not have any interest and penalties associated with tax positions.

Other income

Other income primarily consists of financial subsidies and foreign exchange gains. Financial subsidies from local PRC government authority were recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received. Components of other income for the year ended December 31, 2009, 2010 and 2011 were as follows:

	2009	2010	2011
	RMB	RMB	RMB
Financial subsidies	53,951,319	64,016,045	72,791,093
Foreign exchange gains	849,075	34,142,139	34,879,388
Reimbursement from the depository	4,380,180	—	8,080,557
Others	1,620,706	967,332	1,872,687

Total	60,801,280	99,125,516	117,623,725

Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology, Software Hotel Information and Starway Shanghai, the subsidiaries of the Company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2009, 2010, and 2011, appropriations to statutory reserves have been made of RMB11,909,284, RMB19,325,938, and RMB3,408,849, respectively. The Company’s subsidiary in Taiwan, ezTravel, is required to allocate 10% of its after-tax profit to the statutory reserve in accordance with the Taiwan regulations. During the years ended December 31, 2010 and 2011, appropriations to statutory reserves equivalent to RMB1,569,788, and RMB1,255,911 have been made, respectively. There is no such regulation of providing statutory reserve in Hong Kong.

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As substantially all of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. Restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB1.1 billion as of December 31, 2011.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2009, 2010 and 2011 were RMB 1.0 billion, RMB2.0 billion and RMB2.9 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the discretion of the Company without third party consent, for which the compensatory element of the arrangement is excluded from the accumulated profits.

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

As of December 31, 2011, the Company did not record any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest all of its earnings to further expand its business in mainland China.

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

Treasury stock

On July 30, 2008 and September 30, 2008 our board of directors and shareholders respectively approved a US$15 million share repurchase plan. On September 29, 2011, our board of directors approved another US$100 million share repurchase plan. The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.

Treasury stock consists of ADS repurchased by the Group under these two plans. During the years ended December 31, 2011, the Company repurchased 242,832 shares at a cost of USD$25 million. Treasury stock is accounted for under the cost method.

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

Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). This update amends ASC Topic 820, “Fair Value Measurement and Disclosure.” ASU 2011-04 clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 is effective for annual and interim reporting periods beginning on or after December 15, 2011, which means that it will be effective for the Company’s fiscal quarter beginning January 1, 2012. The new guidance is to be adopted prospectively and early adoption is not permitted. The Company does not expect ASU 2011-04 to have a significant impact on the Group’s consolidated result of operations and financial condition.

In June 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220)—Presentation of Comprehensive Income. ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, it requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and will have presentation changes only. The Company has not early adopted the new guidance and does not expect the adoption of ASU 2011-05 to have a material impact on the Group’s consolidated results of operations and financial condition.

In September 2011, the FASB issued ASU No. 2011-08, “Testing Goodwill for Impairment”. This revised authoritative guidance modifies goodwill impairment testing by providing entities with an option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The amendments are effective for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company has not early adopted the new guidance and expects the adoption to have no material impact on the Group’s consolidated result of operations and financial condition.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2009, 2010 and 2011, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2009, 2010 and 2011. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2010 and 2011.

3.	PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2010 and 2011 were as follows:

	2010	2011
	RMB	RMB
Prepayments and deposits to vendors	307,475,952	529,791,210
Interest receivable	19,463,944	10,049,752
Prepayments for property and equipment	2,070,608	6,736,223
Employee advances	3,182,906	4,692,497
Receivables from financial institution	12,118,618	3,024,192
Others	8,302,461	6,899,277

Total	352,614,489	561,193,151

4.	LONG-TERM DEPOSITS

The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies to obtain blank air tickets for sales to customers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.

Components of long-term deposit as of December 31, 2010 and 2011 were as follows:

	2010	2011
	RMB	RMB
Deposits paid to airline suppliers	130,547,730	124,565,156
Deposit paid to lessor	15,399,710	17,172,324
Deposit paid to travel bureau	60,000	110,000
Others	9,849,182	13,513,012

Total	155,856,622	155,360,492

5.	LAND USE RIGHTS

The Company’s land use rights are related to the payment to acquire three land use rights, one of total cost RMB68,269,734 for approximately 17,000 square meters of land in Shanghai, on which the Group has built an information and technology center. The second one was RMB48,912,729 for approximately 19,500 square meters of land in Nantong, which was put into use in May, 2010. The third one was RMB9,747,800 for approximately 9,000 square meters of land in Chengdu, on which the Group plans to build an information and technology center of West China. According to land use right policy in the PRC, the Company has a 50-year use right over the land in Shanghai, a 40-year use right over the land in Nantong, and a 50-year use right over the land in Chengdu, which are used as the basis for amortization, respectively. Amortization expense for the years ended December 31, 2009, 2010 and 2011 was RMB2,588,213, RMB2,588,213 and RMB2,620,706, respectively. As of December 31, 2010 and 2011, the net book value was RMB106,333,805 and RMB113,460,899, respectively.

6.	PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2010 and 2011 were as follows:

	2010	2011
	RMB	RMB
Buildings	509,340,453	535,764,434
Computer equipment	156,657,586	188,512,304
Website-related equipment	86,678,382	95,780,509
Furniture and fixtures	47,858,178	51,239,235
Software	26,389,221	39,694,337
Leasehold improvements	15,555,405	15,719,512
Construction in progress	—	1,764,477
Less: accumulated depreciation and amortization	(188,800,245)	(244,570,938)

Total net book value	653,678,980	683,903,870

From November, 2011, the Company started to build an information and technology center in Chengdu. All direct costs of the information and technology center were originally capitalized as construction in progress.

Depreciation expense for the years ended December 31, 2009, 2010 and 2011 was approximately RMB45,196,678, RMB62,929,541 and RMB78,809,867, respectively.

7.	INVESTMENTS

Investment as of December 31, 2010 and 2011 were as follows:

	2010	2011
	RMB	RMB
Home Inns (equity method)	702,697,522	732,863,669
Hanting (available-for-sale)	792,390,941	492,658,379
Dining Secretary (available-for-sale)	66,000,000	65,414,773
Others	13,142,160	14,208,222

Total net book value	1,574,230,623	1,305,145,043

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

The carrying amount and unrealized securities holding profit for investment as of December 31, 2010 and 2011 were as follows:

	2010	2011
	RMB	RMB
Investment cost
Balance at beginning of year	625,181,868	603,656,113
Foreign currency translation	(21,525,755)	(27,359,684)

Total investment cost	603,656,113	576,296,429

Value booked under equity method
Share of profit on affiliated companies investments	105,543,246	167,175,531
Amortization of identifiable intangible assets, net of tax	(6,501,837)	(10,608,291)

Total booked value under equity method.	99,041,409	156,567,240

Net book value	702,697,522	732,863,669

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

	304,332,935

The financial information of Home Inns as of and for the twelve months ended September 30, 2011 is as follows:

RMB
’000
Current assets	1,908,389
Non-current assets	6,013,060
Current liabilities	1,462,735
Non-current liabilities	2,635,492
Retain earnings	1,051,065
Total revenues	3,447,769
Income from operations	364,600
Net income	357,476

The closing price of Home Inns as of December 31, 2011 is US$25.8 per ADS, the aggregate market value of the Company’s investment in Home Inns is approximately RMB1.2 billion (US$186 million).

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

The closing price of Hanting as of December 31, 2011 is US$14.2 per ADS. As of December 31 2011, the Company recorded the investment in Hanting at a fair value of RMB493 million (approximately US$78 million), with RMB68 million increase in fair value of the investment credited to other comprehensive income.

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

The Company recorded this investment as an available-for-sale debt security. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 8). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. The increase in fair value of the investment in Dining Secretary of RMB2.5 million (approximately US$0.4 million) was recorded to other comprehensive income as of December 31, 2011.

Other investments included cost method investment in BTG-Jianguo Hotels & Resorts Management Co., Ltd.(“BTG-Jianguo”) and equity investments in certain privately-held companies. The investment of BTG-Jianguo was closed in December 2010, with a total consideration of RMB10.2 million.

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

Assets measured at fail value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2011 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2011
	RMB	RMB	RMB	RMB	US$
Available-for-sale investments
Hanting	492,658,379	—	—	492,658,379	78,275,533
Dining Secretary	—	—	65,414,773	65,414,773	10,393,361

Total	492,658,379	—	65,414,773	558,073,152	88,668,894

	Fair Value Measurement at December 31, 2010 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2010
	RMB	RMB	RMB	RMB	US$
Available-for-sale investments
Hanting	792,390,941	—	—	792,390,941	120,059,233
Dining Secretary	—	—	66,000,000	66,000,000	10,000,000

Total	792,390,941	—	66,000,000	858,390,941	130,059,233

There were no significant transfers between Level 1 and Level 2 investment during the year ended 2010 and 2011 and the roll forward of Level 3 investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2009	—
Investment in Series B Preferred Shares of Dining Secretary	66,670,000
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(670,000)
Fair value of available-for-sale (Level 3) investment as at December 31, 2010	66,000,000

Investment in Series B Preferred Shares of Dining Secretary	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(3,061,000)
The change in fair value of the investment in Ding Secretary	2,475,773

Fair value of available-for-sale (Level 3) investment as at December 31, 2011	65,414,773

Fair value of available-for-sale investment (Level 3) as at December 31, 2011 (US$)	10,393,361

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

9.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2011 were as follows:

	2010	2011
	RMB	RMB
Balance at beginning of year	322,936,838	758,231,441
Acquisition of Wing On Travel	435,294,603	—
Acquisition of others	—	40,370,326

Balance at end of period.	758,231,441	798,601,767

In May 2010, the Company purchased 90% equity interest of Wing On Travel. Goodwill of RMB435 million was recognized from this acquisition (Note 2).

In 2011, the Company invested in a flight information service company and a local-based travel agency. Goodwill of RMB30 million and RMB10 million was recognized from these acquisitions, respectively.

Goodwill arose from the business combination completed in the year ended December 31, 2011 has been allocated to the single reporting unit of the Group. Goodwill represents the synergy effects of the business combination.

The Company performed goodwill impairment tests to determine if goodwill impairment is indicated in year 2010 and 2011, and the results of these tests indicated that the Company’s goodwill was not impaired.

10.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2010 and 2011 were as follows:

	2010	2011
	RMB	RMB
Intangible assets
Intangible assets to be amortized
Non-compete agreements	11,479,610	11,479,610
Customer list	11,142,578	11,142,578
Supplier Relationship	—	9,700,000
Technology patent	9,240,000	9,240,000
Cross-border travel agency license	1,117,277	1,117,277
Intangible assets not subject to amortization
Trade mark	267,741,235	272,715,235
Golf membership certificate	4,200,000	4,200,000
Others	5,478,271	8,706,321

	310,398,971	328,301,021

Less: accumulated amortization
Intangible assets to be amortized
Non-compete agreements	(4,591,844)	(6,887,766)
Customer list	(4,134,527)	(7,846,786)
Supplier Relationship	—	(485,000)
Technology patent	(3,696,000)	(5,544,000)
Cross-border travel agency license	(1,012,508)	(1,117,277)
Intangible assets not subject to amortization
Trade mark	—	—
Golf membership certificate	—	—
Others	—	—

	(13,434,879)	(21,880,829)

Net book value
Intangible assets to be amortized
Non-compete agreements	6,887,766	4,591,844
Customer list	7,008,051	3,295,792
Supplier Relationship	—	9,215,000
Technology patent	5,544,000	3,696,000
Cross-border travel agency license	104,769	—
Intangible assets not subject to amortization
Trade mark	267,741,235	272,715,235
Golf membership certificate	4,200,000	4,200,000
Others	5,478,271	8,706,321

	296,964,092	306,420,192

Amortization expense for the years ended December 31, 2009, 2010 and 2011 was approximately RMB5,547,422, RMB7,154,262 and RMB8,445,950 respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows:

Amortization
RMB
2012	7,564,270
2013	5,959,366
2014	970,000
2015	970,000
2016	970,000

16,433,636

11.	TAXATION

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

In 2007, the National People’s Congress passed new PRC CIT Law and Detailed Implementation Rules of China CIT Law. The CIT laws were effective on January 1, 2008. The CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments will continue to be granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a high and new technology enterprise. In December 2008, the Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information obtained approval for the High New Tech Enterprises status. The applicable tax rate for High New Tech Enterprise is 15%, which was effective retroactively as of January 1, 2008. The High New Tech Enterprises qualification has a three-year effective period which expired on December 31, 2010. These four entities reapplied for the qualification in 2011, and got approval form government authority.

Additionally, the Company’s subsidiary, Ctrip Travel Network obtained approval from relevant tax bureau for a 50% reduction upon statutory income tax rate for 2008 and 2009 as it obtained the status of “software company”. The application tax rate of 2009, 2010 and 2011 for Ctrip Travel Network was 12.5%, 15% and 15%, respectively.

Shenzhen Ctrip is registered in the city of Shenzhen in China, which was a special economic zone entitled to a preferential tax rate of 15% before 2008. Under the current CIT law, Shenzhen Ctrip is entitled to a transitional tax rate which is gradually increased to 25% from 2008 to 2012. The applicable CIT rates from 2008 to 2012 are 18%, 20%, 22%, 24% and 25%, respectively. Starting from 2012, Shenzhen Ctrip would be subjected to the general CIT rate of 25%.

In 2010, in accordance with CIT Law, the applicable CIT rates are 25%, except for aforementioned four subsidiaries qualified for High New Tech Enterprises and Shenzhen Ctrip.

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

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2009, 2010 and 2011 were as follows:

	2009	2010	2011
	RMB	RMB	RMB
Current income tax expense	(146,001,559)	(223,144,541)	(265,574,760)
Deferred tax benefit	14,343,474	14,471,531	3,388,535
Adjustments to deferred tax assets/liabilities for enacted CIT rate change	—	3,656,049	—

Income tax expense	(131,658,085)	(205,016,961)	(262,186,225)

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31, 2009, 2010 and 2011 were as follows:

	2009	2010	2011
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to Subsidiaries in the PRC	(12)%	(11)%	(10)%
Non-deductible expenses incurred	6%	4%	6%
Others	(2)%	(1)%	(1)%

Effective CIT rate	17%	17%	20%

Significant components of deferred tax assets and liabilities:

	2010	2011
	RMB	RMB
Deferred tax assets:
Accrued liability for customer reward related programs	17,819,817	24,331,749
Loss carry forward	12,733,226	14,785,786
Accrued staff salary	16,884,937	13,043,243
Deferred tax liabilities	(390,000)	(390,000)
Others	2,821,430	2,797,209
Less: Allowance of deferred tax assets	(12,733,226)	(14,785,786)

Total deferred tax assets	37,136,184	39,782,201

Deferred tax liabilities, non-current:
Recognition of intangible assets	(45,382,710)	(48,308,692)

Net deferred tax liabilities	(8,246,526)	(8,526,491)

As of December 31, 2010 and 2011, valuation allowance of RMB12.7 million and RMB14.8 million was provided for operating loss carry forwards related to certain subsidiary based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

As of December 31, 2011, the Group had net operating tax loss carry forwards amounted to RMB59.1 million which will expire from 2014 to 2016 if not used.

The provisions for income taxes for the years ended December 31, 2009, 2010 and 2011 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain of the Company’s subsidiaries and VIEs in the PRC.

The following table sets forth the effect of preferential tax on China operations:

	2009	2010	2011
	RMB	RMB	RMB
Tax holiday effect	92,146,741	125,981,081	115,750,217
Basic net income per ADS effect	0.69	0.89	0.80
Diluted net income per ADS effect	0.65	0.84	0.76

12.	EMPLOYEE BENEFITS

The Group’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, unemployment insurance and pension benefits. The full-time employees in the PRC subsidiaries and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB117,927,376, RMB158,641,293 and RMB234,725,030 for the year ended December 31, 2009, 2010 and 2011 respectively.

13.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2009, 2010 and 2011 significant related party transactions were as follows:

	2009	2010	2011
	RMB	RMB	RMB
Commissions from Home Inns	20,941,782	18,190,563	17,660,504
Commissions from Hanting	9,949,158	9,509,062	7,965,109
Purchase of tour package from Ananda Travel Service (Aust.) Pty Limited (“Ananda”)	—	21,010,558	29,386,855
Printing expenses to Joyu Tourism Operating Group (“Joyu”)	2,160,000	2,160,000	2,160,000
Advertisement purchase from Focus Media Holding Limited (“Focus Media”)	425,172	299,925	—
Purchase of Shares of Hanting	—	461,239,269	—
Purchase of Shares of Home Inns	359,215,242	—	—

The Company’s hotel supplier, Home Inns has two directors in common with the Company. Home Inns closed the acquisition of Motel 168 International Holdings Limited (“Motel 168”) on September 30, 2011 and consolidated its financial results thereafter. Commissions from Home Inns presented above include the commissions from Motel 168 starting from October 1, 2011 to December 31, 2011. Another hotel supplier, Hanting, has a director in common with the Company and a director who is a family member of one of our officers. Home Inns and Hanting have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions from Home Inns and Hanting for the years ended December 31, 2009, 2010 and 2011 are presented as above.

The Company’s tour package supplier, Ananda is an association investment of Wing On Travel. Tour package purchase from Ananda for the year ended December 31, 2010 and 2011 is presented as above.

The Company entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with the Company. Total printing expense to Joyu Tourism Operating Group for the year ended December 31, 2009, 2010 and 2011 are presented as above.

The Company’s advertisement service supplier, Focus Media, has a director in common with the Company. The company entered into agreements with affiliates of Focus Media to purchase advertisement service. Advertisement purchase from Focus Media for the year ended December 31, 2009 and 2010 is presented as above. There is no advertisement purchase from Focus Media for the year ended December 31, 2011.

Up to December 31, 2011, the Company purchased 22,049,446 shares of Hanting at unit cost of US$3.0625, representing approximately 9% of Hanting’s total outstanding shares. Total cost of investment was RMB461 million (approximately US$67.5 million) then.

Up to December 31, 2011, the Company purchased 7,200,383 ADS of Home Inns at average unit cost of approximately US$13, representing approximately 16% of Home Inns’ total share in aggregate. Total cost of investment was RMB625 million (approximately US$92 million) then.

As of December 31, 2010 and 2011, significant balances with related parties were as follows:

	2010	2011
	RMB	RMB
Due from related parties:
Due from Home Inns	1,421,153	2,556,809
Due from Hanting	871,619	1,009,091
Others	923,856	1,428,660

	3,216,628	4,994,560

Due to related parties:
Due to Ananda	11,616,375	8,585,648
Due to Joyu	—	360,000
Due to related parties of a VIE	249,910	249,910

	11,866,285	9,195,558

The amounts due from and due to related parties as of December 31, 2010 and 2011 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf of each other. They are not collateralized, interest-free and have normal business payment terms.

14.	OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2010 and 2011 were as follows:

	2010	2011
	RMB	RMB
Accrued operating expenses	80,280,117	99,717,241
Accruals for property and equipment	120,067,060	32,195,338
Deposits received from suppliers and packaged-tour customers	8,991,812	14,936,752
Payable for acquisition	5,100,000	10,750,000
Due to employees for stock option proceeds received on their behalf	8,571,592	7,213,112
Others	12,651,166	11,977,422

Total	235,661,747	176,789,865

15.	EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share were calculated as follows:

	2009	2010	2011
	RMB	RMB	RMB
Numerator:
Net income attributable to Ctrip’s shareholders	658,973,622	1,048,069,740	1,076,414,897

Denominator:
Denominator for basic earnings per ordinary share
- weighted average ordinary shares outstanding	33,592,334	35,385,451	35,977,063
Dilutive effect of share options	1,658,001	2,191,605	2,053,911

Denominator for diluted earnings per ordinary share	35,250,335	37,577,056	38,030,974

Basic earnings per ordinary share	19.62	29.62	29.92

Diluted earnings per ordinary share	18.69	27.89	28.30

Basic earnings per ADS	4.90	7.40	7.48

Diluted earnings per ADS	4.67	6.97	7.08

For 2010 and 2011, the Group excluded 300,275 and 715,894 respectively, outstanding weighted average stock options and RSUs from the calculation of diluted earnings per common share because their effects were anti-dilutive.

16.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises that are classified as operating leases for the periods from 2012 to 2016. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB
2012	37,053,994
2013	22,414,142
2014	12,777,506
2015	6,758,654
2016	1,420,596
Thereafter	—

80,424,892

Rental expense amounted to RMB25,704,016, RMB45,744,187 and RMB66,208,557 for the years ended December 31, 2009, 2010 and 2011, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

Capital commitments

As of December 31, 2011, the Company had outstanding capital commitments totaling RMB335.3 million, which consisted of capital expenditures of property, equipment and software.

Guarantee

In connection with our air ticketing business, the Group is required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits in order to or to provide other guarantees obtain blank air tickets. As of December 31, 2011, the amount under these guarantee arrangements was approximately RMB777 million.

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

In February, 2012, Ctrip acquired the remaining 10% of the issued share capital of Wing On Travel’s travel service segment as operated through HKWOT (BVI) Limited, at a consideration of US$9 million. Upon completion of this share purchase, Ctrip holds 100% of the share capital of Wing On Travel.

In March, 2012, Ctrip entered into a construction contract for the general contracting of the information and technology center in Chengdu. Total contract price for this construction amounted to RMB269 million. The project was expected to be completed by the end of August, 2013.

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

4.27*	Translation of Construction Contract as of February 2012 between Chengdu Ctrip Information Technology Co., Ltd. and Hunan No. 1 Engineering Co., Ltd.

4.28*	Translation of Construction Contract dated September 8, 2008 between Ctrip Information Technology (Nantong) Co., Ltd. and Shanghai No. 1 Construction Co., Ltd.

4.29*

Translation of Framework Agreement for Purchase and Sale of 3-9F Building A of Hongqiao International Technology Square dated December 9, 2011 among Shanghai Hongqiao Linkong Technology Development Co., Ltd., Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huanji Digital Technology Co., Ltd.

4.30*	Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau

8.1*	List of Significant Consolidated Entities of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant, and amended and restated as of June 14, 2011

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
***

XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.