Form 20-F/A
period 2011-12-31
CTRIP COM INTERNATIONAL LTD
filed 2013-01-10
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE	ii
ITEM 19. EXHIBITS	1

i

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2011, originally filed with the Securities and Exchange Commission on March 30, 2012 (the “2011 Form 20-F”), is being filed solely to (i) re-file Exhibits 4.7, 4.8, 4.9, 4.10 and 4.13 to replace English translations of the unexecuted forms of the relevant agreements with English translations of the executed forms of these agreements, and include in each of the form agreements a schedule that lists all other similar and currently effective agreements we entered into and the material differences between such agreements and the executed forms of the agreements filed; and (ii) file Exhibits 4.31, 4.32 and 4.33 to include the English translations of fully executed forms of supplemental agreements to the business loan agreements, exclusive option agreements and share pledge agreements that we entered into with our affiliated Chinese entities, and include in each of the form supplemental agreements a schedule that lists all other similar and currently effective supplemental agreements we entered into and the material differences between such agreements and the executed forms of the supplemental agreements filed.

This Amendment No. 1 speaks as of the filing date of the 2011 Form 20-F. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2011 Form 20-F or reflect any events that have occurred since the filing date of the 2011 Form 20-F.

As required under Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing as exhibits to this Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

ii

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003), as amended (amendment incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 17, 2006)

2.1	Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to the prospectus dated January 25, 2010 as part of the Registration Statement on Form F-6 (file no. 333-145167) filed with the Securities and Exchange Commission on August 6, 2007)

2.2	Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.3	Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 23, 2007)

2.4	Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.1	Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) and Exhibit 10.23 from our Registration Statement on Form F-2 (file no. 333-121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3	Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4	Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5	Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.6	Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7**	Translation of Executed Form of Technology Consulting and Services Agreement between a wholly owned subsidiary of the Registrant and an Affiliated Chinese Entity of the Registrant, as currently in effect

4.8**	Translation of Executed Form of Business Loan Agreement between a wholly owned subsidiary of the Registrant and shareholders of an Affiliated Chinese Entity of the Registrant, as currently in effect

4.9**	Translation of Executed Form of Exclusive Option Agreement among a wholly owned subsidiary of the Registrant, an Affiliated Chinese Entity of the Registrant and the shareholders of the Affiliated Chinese Entity, as currently in effect

4.10**	Translation of Executed Form of Share Pledge Agreement between a wholly owned subsidiary of the Registrant and a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect

4.11	Translation of Form of Operating Agreement between Ctrip Computer Technology (Shanghai) Co., Ltd. and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.12	Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13**	Translation of Executed Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect

4.14	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.15	Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.16	Translation of Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 22, 2005)

4.17	Translation of Construction Agreement dated February 13, 2006 between Shanghai No. 1 Construction Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.18	Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.19	Ctrip.com International, Ltd. 2007 Share Incentive Plan, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.20	Summary of key terms of the form revolving credit facility agreement between each of Ctrip Computer Technology (Shanghai) Co., Ltd., Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. and our consolidated affiliated Chinese entity, Shanghai Huacheng Southwest Travel Agency Co., Ltd., and China Merchants Bank, Shanghai Branch (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.21	Purchase Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.22	Registration Rights Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.23	Sale and Purchase Agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-3 (file no. 333-165150) filed with the Securities and Exchange Commission on March 2, 2010)

4.24	Subscription Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(A) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.25	Share Purchase Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and the selling shareholders named therein (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.26	Investor and Registration Rights Agreement dated March 12 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.27*	Translation of Construction Contract as of February 2012 between Chengdu Ctrip Information Technology Co., Ltd. and Hunan No. 1 Engineering Co., Ltd.

4.28*	Translation of Construction Contract dated September 8, 2008 between Ctrip Information Technology (Nantong) Co., Ltd. and Shanghai No. 1 Construction Co., Ltd.

4.29*	Translation of Framework Agreement for Purchase and Sale of 3-9F Building A of Hongqiao International Technology Square dated December 9, 2011 among Shanghai Hongqiao Linkong Technology Development Co., Ltd., Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huanji Digital Technology Co., Ltd.

4.30*	Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau

4.31**	Translation of Executed Form of Supplemental Agreement to the Business Loan Agreement between a wholly owned subsidiary of the Registrant and shareholders of an Affiliated Chinese Entity of the Registrant, as currently in effect

4.32**	Translation of Executed Form of Supplemental Agreement to the Exclusive Option Agreement among wholly owned subsidiaries of the Registrant, an Affiliated Chinese Entity of the Registrant and Shareholders of the Affiliated Chinese Entity, as currently in effect

4.33**	Translation of Executed Form of Supplemental Agreement to the Share Pledge Agreement between a wholly owned subsidiary of the Registrant and a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect

8.1*	List of Significant Consolidated Entities of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant, as amended and restated as of June 14, 2011

12.1**	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Annual Report on Form 20-F on March 30, 2012.
**	Filed with this Amendment No. 1 to the Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Min Fan
Name:	Min Fan
Title:	President and Chief Executive Officer

Date: January 10, 2013

1