Form 20-F
period 2012-12-31
CTRIP COM INTERNATIONAL LTD
filed 2013-03-29
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2012

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report, 32,354,634 ordinary shares, par value $0.01 per ordinary share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012.

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

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors described under “Item 3.D. Risk Factors,” included elsewhere in this annual report on Form 20-F, including the following risks:

•              a severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability;

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

These risks are not exhaustive. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. You should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission. Moreover, we operate in an emerging and evolving environment. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

A.      Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

All ADS data have been retroactively adjusted to reflect the current ADS to ordinary share ratio for all periods presented.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands, except for per ordinary share data)
Consolidated Statement of Operation Data
Net revenues	1,482,004	1,988,007	2,881,233	3,498,085	4,158,791	667,532
Cost of revenues	(326,610)	(450,603)	(625,261)	(805,130)	(1,037,791)	(166,577)
Gross profit	1,155,394	1,537,404	2,255,972	2,692,955	3,121,000	500,955
Operating expenses
Product development(1)	(235,800)	(308,452)	(453,853)	(601,485)	(911,905)	(146,371)
Sales and marketing(1)	(286,693)	(345,289)	(453,293)	(624,600)	(984,002)	(157,943)
General and administrative(1)	(171,694)	(196,297)	(294,701)	(400,876)	(570,487)	(91,570)
Total operating expenses	(694,187)	(850,038)	(1,201,847)	(1,626,961)	(2,466,394)	(395,884)
Income from operations	461,207	687,366	1,054,125	1,065,994	654,606	105,071
Net interest income and other income	86,045	78,194	136,712	223,627	296,088	47,526
Income before income tax expense equity in income of affiliates and noncontrolling interest	547,252	765,560	1,190,837	1,289,621	950,694	152,597
Income tax expense	(102,914)	(131,658)	(205,017)	(262,186)	(294,526)	(47,274)
Equity in income of affiliates	—	32,869	66,172	57,525	34,343	5,512
Net income	444,338	666,771	1,051,992	1,084,960	690,511	110,835
Less: Net loss / (income) attributable to noncontrolling interests	(230)	(7,797)	(3,922)	(8,545)	23,895	3,835
Net income attributable to Ctrip’s shareholders	444,108	658,974	1,048,070	1,076,415	714,406	114,670
Earnings Per Ordinary Share Data:
Net income attributable to Ctrip’s shareholders	444,108	658,974	1,048,070	1,076,415	714,406	114,670
Earnings per ordinary share(3), basic	13.32	19.62	29.62	29.92	20.87	3.35
Earnings per ordinary share(3), diluted	12.90	18.69	27.89	28.30	19.92	3.20
Cash dividends per ordinary share paid(4)	3.38	—	—	—	—	—

	As of December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,069,827	1,434,618	2,153,935	3,503,428	3,421,533	549,194
Restricted cash	6,600	113,150	224,179	211,636	768,229	123,309
Short-term investment	176,586	180,184	1,178,278	1,288,472	1,408,664	226,106
Accounts receivable, net	274,302	420,579	621,549	789,036	983,804	157,911
Prepayments and other current assets	95,151	134,318	355,831	566,188	999,149	160,375
Deferred tax assets, current	8,841	23,446	37,136	39,782	61,841	9,926
Non-current assets	1,010,142	1,850,465	3,545,296	3,362,893	4,026,531	646,303
Total assets	2,641,449	4,156,760	8,116,204	9,761,435	11,669,751	1,873,124
Current liabilities	626,037	1,158,542	1,880,898	2,568,060	3,910,144	627,621
Deferred tax liabilities, non-current	813	11,510	45,383	48,309	53,309	8,557
Long-term Debt	—	—	—	—	1,121,418	180,000
Total Ctrip’s shareholders’ equity	2,011,971	2,925,048	6,103,693	7,042,295	6,489,632	1,041,658
Noncontrolling interests	2,628	61,660	86,230	102,771	95,248	15,288
Total shareholder’s equity	2,014,599	2,986,708	6,189,923	7,145,066	6,584,880	1,056,946

(1)    Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in thousands)
Product development	32,666	33,863	64,254	98,955	132,583	21,281
Sales and marketing	18,816	18,864	33,203	48,191	55,892	8,971
General and administrative	77,035	77,802	145,104	195,645	243,246	39,044

(2)      Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.2301 to US$1.00. See “Exchange Rate Information.”

(3)      Each ADS represents 0.25 of an ordinary share.

(4)      During the past five years, we distributed dividends in July 2008 in the aggregate amount of RMB112 million to our shareholders of record as of June 12, 2008, at a dividend rate of RMB3.38, or US$0.488, per ordinary share. The above U.S. dollar amounts were translated using the then prevailing exchange rate. We did not distribute any dividends to our shareholders in 2009, 2010, 2011, or 2012.

Exchange Rate Information

We have published our consolidated financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2012 at US$1.00 : RMB6.2301, which was the certified exchange rate in effect as of December 31, 2012. The certified exchange rate on March 22, 2013 was US$1.00 : RMB6.2120. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

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

	Certified Exchange Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7689	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
September	6.2848	6.3200	6.3489	6.2848
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March (through March 22, 2013)	6.2120	6.2165	6.2246	6.2117

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

Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and travel industry in China. Although the economy in China has grown significantly in the past decades, any severe or prolonged slowdown in the global and/or Chinese economy could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition. Although the Chinese economy has recovered in 2010 and remained relatively stable in 2011, the growth rate of China’s GDP decreased in 2012, and it is uncertain whether this economic slowdown will continue into 2013 and beyond. Since we derive the majority of our revenues from hotel reservation, air-ticketing and packaged-tour services in China, the economic slowdown in China negatively affected our operating results in the second half of 2008. Any severe or prolonged slowdown in the global and/or Chinese economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to travel products and services. If consumer demand for travel products and services we offer decreases, our revenues may decline. Furthermore, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. In 2012, the trading prices of our ADSs on the NASDAQ Global Select Market ranged from US$12.36 to US$28.12 per ADS, and the closing price on March 28, 2013 was US$21.38 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:

•           actual or anticipated fluctuations in our quarterly operating results;

•           changes in financial estimates by securities analysts;

•           conditions in the Internet or travel industries;

•           changes in the economic performance or market valuations of other Internet or travel companies or other companies that primarily operate in China;

•           changes in major business terms between our travel suppliers and us;

•           announcements by us or our competitors of new products or services, significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•           additions or departures of key personnel; and

•           market and volume fluctuations in the stock market in general.

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, some negative news and perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure including the use of variable interest entities or other matters of other China-based companies have negatively affected the attitudes of investors towards China-based companies, including us, in general in the past, regardless of whether we have engaged in any inappropriate activities, and any news or perceptions with a similar nature may continue to negatively affect us in the future.  In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and the first half of 2012.  These broad market and industry fluctuations may continue to adversely affect the price of our ADSs, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted share-based awards.

If we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances at or on favorable terms or at terms similar to those we currently have, our business and profit margins may suffer.

If we are unable to maintain satisfactory relationships with our existing hotel suppliers, or if our hotel suppliers establish similar or more favorable relationships with our competitors, or if our hotel suppliers increase their competition with us through their direct sales, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers, or because of reduced demand for our services. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on favorable terms or terms similar to those we currently have agreed. The hotel suppliers may reduce the commission rates on bookings made through us. Furthermore, in order to maintain and grow our business, we will need to establish new arrangements with hotels and accommodations of all ratings and categories in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and adversely affect our operating results and financial condition, which consequently will impact the price of our ADSs.

We derive revenues and other significant benefits from our arrangements with major domestic airlines in China and international airlines. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, they also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. In the past, airlines have from time to time reduced the commission rates on tickets booked and sold through us, which negatively affected our revenues from air-ticketing in the relevant periods. We cannot assure you that any of these airlines will continue to have supplier relationships with us or pay us commissions at the same or similar rates as what they paid us in the past. The loss of these supplier relationships or adverse changes in major business terms with our travel suppliers would materially impair our operating results and financial condition as we would lose an increasingly significant source of our revenues.

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

We believe that maintaining and enhancing the Ctrip brand depends in part on our ability to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry. The successful promotion of our brand will depend largely on our ability to maintain a sizeable and active customer base, maintain relationships with our business partners, provide high-quality customer service, properly address customer needs and handle customer complaints and organize effective marketing and advertising programs. If our customer base significantly declines, the quality of our customer services substantially deteriorates, or our business partners cease to do business with us, we may not be able to cost-effectively maintain and promote our brand, and our business may be harmed.

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

We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. In addition, international travelers have become an increasingly important customer base. Competitors that have strategic alliances with overseas travel consolidators may have more effective channels to direct on-line booking requests to their websites for travel needs in China. Furthermore, we do not have exclusive arrangements with our travel suppliers. The combination of these factors means that potential entrants to our industry face relatively low entry barriers.

In the past, our competitors launched aggressive advertising campaigns, special promotions and engaged in other marketing activities to promote their brands, acquire new customers or to increase their market shares. In response to such competitive pressure, we started to take and may continue to take similar measures and as a result will incur significant expenses, which in turn could negatively affect our operating margins in the quarters or years when such promotional activities are carried out. For example, we launched a promotion program in recent years to offer certain selected air tickets, hotel rooms and package tours as well as grant of e-coupons to our customers in response to promotion campaigns that our competitors have launched.  Primarily as a result of the enhanced marketing efforts and additional investment in product developments in response to the intensified market competition, our operational margin declined from 30% in 2011 to 16% in 2012. In addition, some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing and strategic relationships and alliances or other resources or name recognition, and may be able to imitate and adopt our business model. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business, results of operations and profit margins may be materially and adversely affected.

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

As part of our plan to expand our product and service offerings, we have made and intend to make strategic acquisitions or investments in the travel service industries in Greater China and overseas. Our strategic acquisitions and investments could subject us to uncertainties and risks, including:

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

We have invested through open market purchases and in a private placement transaction a total of US$92 million in approximately 16% stake in Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China. The purchase prices were determined based on the trading prices of Home Inns’ ADSs on the NASDAQ Global Market at the time of each open market purchase or the average closing prices of Home Inns’ ADSs as stipulated in the relevant purchase agreement. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in China Lodging Group, Limited, or Hanting, a leading economy hotel chain in China, through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering were equal to Hanting’s initial public offering price. If the ADS price of Home Inns or Hanting declines and becomes lower than our share purchase price, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods. In addition, if any of these acquired entities incur a net loss in the future, we would share their net loss proportionate to our equity interest in them.

In May 2010, we acquired 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), for a total consideration of approximately US$88 million in cash, and began to consolidate its financials since then.  In February 2012, we acquired the remaining 10% of the issued share capital of Wing On Travel’s travel service segment as operated through HKWOT (BVI) Limited, for a total consideration of approximately US$9.4 million. See “Item 4. Information on the Company—History and Development of the Company” for more details of our acquisitions and investments.

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

Substantially all of our computer and communications systems are located at two customer service centers, one in Shanghai and the other one in Nantong, China. Therefore our computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, sabotage, vandalism, natural disasters and other similar events. We do not carry business interruption insurance to compensate us for losses that may occur.

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

If our business continues to expand, we will need to hire additional employees, including travel supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our websites, mobile platform, customer service centers and systems, and customer service representatives to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our websites, mobile platform and customer service centers may not have satisfactory experiences and may turn to our competitors, which may adversely affect our business and results of operations.

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

In December 2008, our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information were each designated by relevant local authorities as a “high and new technology enterprise” under the EIT Law with an effective period of three years. Therefore, these entities were entitled to enjoy a preferential tax rate of 15% from 2008 to 2011, as long as they maintained their qualifications for “high and new technology enterprises”.  These four entities re-applied for this qualification after the effective period expired in 2011 and their applications were approved by the relevant government authority. The “high and new technology enterprises” status of these entities is subject to review every three years and we cannot assure you that our subsidiaries will continue to qualify as high and new technology enterprises when they are subject to reevaluation in the future. Chengdu Ctrip and Chengdu Ctrip International obtained approval from the relevant local tax authorities to apply a preferential income tax rate of 15% for their respective 2010 and 2011 tax filings, although such preferential tax treatment may be subject to change in the near future due to the impending release of a new Catalogue of Encouraged Industries in the Western Region guiding the tax treatment policies. In the event that the preferential tax treatment for these entities is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.

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

We may be subject to legal or administrative proceedings regarding information provided on our websites or other aspects of our business operations, which may be time-consuming to defend.

Our websites contain information about hotels, flights, popular vacation destinations and other travel-related topics. It is possible that if any information accessible on our websites contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to labor and employment claims, breach of contract claims, anti-competition claims and other matters. Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome and merit of such proceedings, however, any legal action can have an adverse impact on us because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in the PRC or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation.

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

We may be the subject of detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, travel suppliers and customers and revenues, and adversely affect the price of our ADSs.

We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted in Internet chat-rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, travel suppliers and customers and revenues and adversely affect the price of our ADSs.

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

As we have commenced accounting for employee share options using the fair value method beginning in 2006, such accounting treatment could continue to significantly reduce our net income.

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

We are subject to the reporting obligations under the U.S. securities laws. The U.S. Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2012. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2012. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We may need additional capital and we may not be able to obtain it.

We believe that our current cash and cash equivalents, short-term investments, cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In particular, the recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all.

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

Under the equity pledge agreements between our subsidiaries and the shareholders of our affiliated Chinese entities, the shareholders of our affiliated Chinese entities pledged their respective equity interests in these entities to our subsidiaries. Such pledges were duly created by recording the pledge in the relevant affiliated Chinese entities’ register of shareholders in accordance with the PRC Collateral Law. However, according to the PRC Property Rights Law, effective as of October 1, 2007, and the Measures for the Registration of Equity Pledge with the Administration for Industry and Commerce, effective as of October 1, 2008, the effectiveness of the pledges will be denied if the pledges are not registered with the Administration for Industry and Commerce. Our affiliated Chinese entities and our subsidiaries have registered all equity pledges. The effectiveness of the pledges will be recognized by PRC courts if disputes arise on certain pledged equity interests and that our subsidiaries’ interests as pledgees will prevail over those of third parties.

Furthermore, we were aware that a China-based company listed in the U.S. announced in 2012 that it was subject to the SEC’s investigation which it believed related to the consolidation of its consolidated affiliated Chinese entities.  Following the announcement, that issuer’s stock price declined significantly.  Although we are not aware of any actual or threatened investigation, inquiry or other action by the SEC, NASDAQ or any other regulatory authority with respect to consolidation of our consolidated affiliated Chinese entities, we cannot assure you that we will not be subject to any such investigation or inquiry in the future.  In the event we are subject to any regulatory investigation or inquiry relating to our consolidated affiliated Chinese entities, including the consolidation of such entities into our financial statements, or any other matters, we may need to spend significant amount of time and expenses in connection with the investigation or inquiry, our reputation may be harmed regardless of the outcome, and the trading price of our ADS may materially decline or fluctuate.

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

Our director, vice chairman of the board and president, Min Fan, our officers, Dongjie Guo and Maohua Sun were also the principal shareholders of our consolidated affiliated Chinese entities as of the date of this report. Thus, conflicts of interest between their duties to our company and our affiliated Chinese entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act entirely in our interests or that the conflicts of interest will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and our affiliated Chinese entities, we are effectively subject to the 5% PRC business tax on both revenues generated by our affiliated Chinese entities’ operations in China and revenues derived from our contractual arrangements with our affiliated Chinese entities. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our affiliated Chinese entities were not made on an arm’s-length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our affiliated Chinese entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated Chinese entities’ tax expenses without reducing our tax expenses, which could subject our affiliated Chinese entities to late payment fees and other penalties for underpayment of taxes, and/or result in the loss of the tax benefits available to our subsidiaries in China. The EIT Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arms’-length principles. As a result, our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.

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

Pursuant to the EIT Law and a circular issued by the PRC Ministry of Finance and the PRC State Administration of Taxation, or the SAT, in February 2008, the dividends declared out of the profits earned after January 1, 2008 by an FIE to its immediate holding company outside China are subject to a 10% withholding tax unless such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement, and certain supplementary requirements and procedures stipulated by SAT for such tax treaty are met and observed. Our subsidiaries in China are considered FIEs and are directly held by our subsidiary in Hong Kong. According to the currently effective tax treaty between China and Hong Kong, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. In February 2009, the SAT issued a new notice, Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the SAT issued another notice on this matter, Notice No. 601, to provide guidance on the criteria for determining whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice No. 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate will apply to such dividends.

Under the EIT Law, an enterprise established outside of China with its “de facto management body” within China is considered a resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. If the PRC tax authorities determine that we should be classified as a resident enterprise for PRC tax purposes, our global income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

Moreover, under the EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by a Chinese entity and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is considered as income derived from within China. Any such tax would reduce the returns on your investment in our ADSs.

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

Because the majority of our revenues are in the form of Renminbi, any restrictions on currency exchange may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules, as amended, or the Rules. Under the Rules, Renminbi is freely convertible for trade- and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of Renminbi for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions.

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

On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company (which is replacing the old circular, “Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company”, of 2007), or the new Share Incentive Rule. Under the new Share Incentive Rule, PRC resident individuals who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures.  All such participants need to retain a PRC agent through PRC subsidiary to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants.  We and our PRC employees who have been granted stock options are subject to the Share Incentive Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

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

Implementation of laws and regulations relating to data privacy in China could adversely affect our business.

Certain data and services collected, provided or used by us or provided to and used by us or our users are currently subject to regulation in certain jurisdictions, including China. The PRC Constitution states that PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such basic rights, and the PRC Contract Law prohibits contracting parties from disclosing or misusing the trade secrets of the other party. Further, companies or their employees who illegally trade or disclose customer data may face criminal charges. Although the definition and scope of “privacy” and “trade secret” remain relatively ambiguous under PRC law, growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to national and local regulations that could increase our expenses.

In December 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet information services providers must expressly inform their users of the purpose, manner and scope of the collection and use of users’ personal information by Internet information services providers, publish the Internet information services providers standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet information services providers and their employees keep users’ personal information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance, which could have an adverse effect on our financial condition and operating results.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

In September 2012, we completed an offering of US$180 million in aggregate principal amount of convertible senior notes due 2017.  As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen Circular 142, on November 9, 2011 the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities or any future offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We have attempted to comply with the PRC government regulations regarding licensing requirements by entering into a series of agreements with our affiliated Chinese entities. If the PRC laws and regulations change, our business in China may be adversely affected.

To comply with the PRC government regulations regarding licensing requirements, we have entered into a series of agreements with our affiliated Chinese entities to exert our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that our contractual arrangements with our affiliated Chinese entities, as described in this annual report, are valid under current PRC law and regulations, as there is substantial uncertainty regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree with our counsels’ position or that we will not be required to restructure our organizational structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the applicable professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to regularly evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

We may be adversely affected by the outcome of the administrative proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. While we cannot predict the outcome of the SEC’s proceedings, if our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from the NASDAQ Global Select Market, which event would effectively terminate the trading market for our ordinary shares in the United States, and/or to the SEC’s revoking the registration of our common stock under the Exchange Act pursuant to Section 12(j) thereof, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our common stock in the United States.

Risks Related to Our Ordinary Shares and ADSs

The future sales of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs

In the future, we may sell additional ADSs to raise capital, and our existing shareholders could sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market.  We cannot predict the size of such future issuance or the effect, if any, that they may have on the market price of our ADSs. Any future sales of a substantial number of our ADSs in the public market, or the perception that such issuance and sale may occur, could adversely affect the price of our ADSs and impair our ability to raise capital through the sale of additional equity securities.

Provisions of our convertible notes could discourage an acquisition of us by a third party.

In September 2012, we completed an offering of US$180 million in aggregate principal amount of convertible senior notes due 2017. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indenture for these convertible notes defines a “fundamental change” to include, among other things: (1) any person or group gaining control of our company; (2) our company merging with or into another company or disposing of substantially all of its assets; (3) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (4) the adoption of any plan relating to the dissolution or liquidation of our company; or (5) our ADSs ceasing to be listed on a major U.S. national securities exchange. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make these rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences for U.S. Holders.

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2012 and we do not expect to be one for our taxable year ending December 31, 2013 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2013 or for any future taxable year.

A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income. The value of our assets generally will be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For the definition of “U.S. Holder” and a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10. Additional Information—Taxation—Certain U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

ITEM 4.                        INFORMATION ON THE COMPANY

A.      History and Development of the Company

We commenced our business in June 1999. In March 2000, we established a new holding company, Ctrip.com International, Ltd., in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. Since our inception, we have conducted the majority of our operations in China and expanded our operations overseas in 2009. As of December 31, 2012, we mainly operated our business through the following significant subsidiaries:

•              C-Travel International Limited;

•              Ctrip.com (Hong Kong) Limited;

•              Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;

•              Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information;

•              Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network;

•              Ctrip Information Technology (Nantong) Co., Ltd., or Ctrip Information Technology;

•              China Software Hotel Information System Co., or Software Hotel Information;

•              ezTravel Co., Ltd., or ezTravel; and

•              HKWOT (BVI) Limited, or Wing On Travel.

We also conduct part of our business in China primarily through the following significant affiliated Chinese entities and certain of their subsidiaries:

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

•              Guangzhou Ctrip Travel Agency Co., Ltd., or Guangzhou Ctrip, which holds an air transport sales agency license, domestic and cross-border travel agency license;

•              Shenzhen Ctrip Travel Agency Co., Ltd., or Shenzhen Ctrip, which holds an air transport sales agency license, domestic travel agency license;

•              Chengdu Ctrip Travel Agency Co., Ltd, or Chengdu Ctrip, a wholly owned subsidiary of Shanghai Ctrip, which holds air transport sales agency license and domestic travel agency license;

•              Chengdu Ctrip International Travel Agency Co., Ltd, or Chengdu Ctrip International, a wholly owned subsidiary of Shanghai Ctrip, which holds domestic and cross-border travel agency licenses, air transport sales agency license; and

•              Ctrip Insurance Agency Co., Ltd., or Ctrip Insurance, which holds an insurance agency business license.

We formed Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns Hong Kong, in 2001 to expand our business to include the hotel management service. We spun off all of our interest in Home Inns Hong Kong in August 2003. Home Inns Hong Kong became a wholly owned subsidiary of Home Inns in June 2006. Home Inns undertook an initial public offering and its ADSs were listed on the NASDAQ Global Market in October 2006. During the period from September 12, 2008 to March 31, 2009, we purchased ADSs of Home Inns on the open market representing approximately 10% of the then total outstanding ordinary shares of Home Inns. In May 2009, we entered into a purchase agreement with Home Inns to acquire additional equity interest in Home Inns through a private placement of its ordinary shares for $50 million in cash. In connection with this private placement, we have also obtained certain demand, piggyback and Form F-3 registration rights from Home Inns. Our aggregate equity interest in Home Inns was approximately 16% of the total outstanding ordinary shares of Home Inns as of December 31, 2012.

In March 2006, we formed a wholly owned subsidiary, C-Travel International Limited, an exempted company with limited liability incorporated in the Cayman Islands, in connection with our investment in a minority stake in ezTravel Co., Ltd., or ezTravel, an online travel service provider in Taiwan that offers packaged tours as well as hotel and airline ticket reservation services. In 2009, we consolidated ezTravel’s operating results as we had a controlling financial interest of ezTravel. The financial results of ezTravel are not significant to our company in the year ended December 31, 2012.

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

In May 2010, pursuant to a sale and purchase agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip.com International, Ltd., we acquired 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), for a total consideration of approximately US$88 million in cash, and began to consolidate its financial results since then. The financial results of Wing On Travel were not significant to our company in the year ended December 31, 2012. In February 2012, we entered into a sale and purchase agreement to purchase the remaining 10% of the issued share capital of HKWOT (BVI) Limited for a total consideration of US$9.4 million; as of the date of this annual report, US$9.2 million has been paid.

Pursuant to a definitive agreement dated April 15, 2012, among Starway Hotels (Hong Kong) Limited, C-Travel International Limited and China Lodging Holdings (HK) Limited, we sold 51% of interest in Starway Hotels (Hong Kong) Limited to China Lodging Holdings (HK) Limited for a consideration of RMB17.1 million (US$2.7 million).  As of December 31, 2012, our remaining aggregate equity interest in Starway Hotels (Hong Kong) Limited was approximately 49% of the total outstanding ordinary shares of Starway Hotels (Hong Kong) Limited.

From time to time, we selectively acquired or invested in businesses that complement our existing business, and will continue to do so in the future. Other than disclosed in this annual report on Form 20-F, no acquisitions or investments was material to our businesses or financial results at the time we made the acquisition or investment.

In September 2012, we completed an offering of US$180 million in aggregate principal amount of convertible senior notes due 2017. The notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will be convertible into our ADSs based on an initial conversion rate of 51.7116 of our ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$19.34 per ADS and represents an approximately 10% conversion premium over the closing trading price of our ADSs on September 18, 2012, which was US$17.58 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events. The notes will bear interest at a rate of 0.50% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2013. The notes will mature on September 15, 2017, unless previously repurchased or converted in accordance with their terms prior to such date.

Our principal executive offices are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, and our telephone number is (86-21) 3406-4880. Our agent for service of process in the United States is CT Corporation System. Our principal website address is www.ctrip.com. The information on our websites should not be deemed to be part of this annual report.

B.    Business Overview

We are a leading travel service provider for hotel accommodations, airline tickets, packaged tours and corporate travel management in China. We aggregate hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. We also help customers book tour packages and guided tours. In addition, our corporate travel management services help corporate clients effectively manage their travel requirements. Since commencing operations in 1999, we have experienced substantial growth and become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•              choose and reserve hotel rooms in cities throughout China and abroad;

•              book and purchase air tickets for domestic and international flights; and

•              choose and reserve packaged tours that include transportation and accommodations, as well as guided tours and other value-added services in some instances.

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

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. As of December 31, 2012, we had secured room supply relationships with approximately 49,000 hotels in China and approximately 211,000 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. Through strategic cooperation arrangements with other leading online hotel reservation service providers in 2012, we expanded our overseas hotel network by gaining access to more international hotels on these platforms through our hotel reservation services. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers.

We believe that we are the largest consolidator of airline tickets in China in terms of the total number of airline tickets booked and sold. Our airline ticket suppliers include all Chinese airlines and many international airlines that operate flights originating in China. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through our ticketing offices and third-party agencies located in over 70 cities in China.

We also offer independent leisure travelers bundled packaged-tour products, including group tours, semi-group tours and private tours or packaged tours with different transportation arrangements, such as cruise, bus or self-driving. We provide integrated transportation and accommodation services and offer a variety of value-added services including car rental, insurance, visa services, tour guides, transportation at destinations and tickets. We offer customers one-stop services to meet their booking and traveling needs. We also provide high quality customer service, supplier management and customer relationship management services. Our packaged-tour products cover a variety of domestic and international destinations.

We offer our services to customers through an advanced transaction and service platform consisting of our centralized, 24-hour customer service centers, multi-lingual websites and mobile platform. In 2012, transactions effected through our customer service centers accounted for approximately 50% of our transaction volume, while our websites and mobile platform accounted for the balance.

Our revenues are primarily generated from the hotel reservation, air-ticketing, packaged-tour services and corporate travel. For information on revenues attributable to our different products, see “Item 5.A. Operating Results.”

Products and Services

We began offering hotel reservation and air-ticketing services in October 1999. In 2012, we derived approximately 39% of our revenues from the hotel reservation business and 38% of our revenues from the air-ticketing business. In addition, we offer other products and services including packaged tours, mostly bundled by us, that cover hotel, air tickets and transportation as well as corporate travel management services.

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

As of December 31, 2012, we had contracted with approximately 49,000 hotels in China, of which a majority have guaranteed room allotments, allowing us to sell rooms to our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a significant part of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking.

Air-ticketing. We sell air tickets as an agent for all major domestic Chinese airlines, such as Air China, China Eastern Airlines, China Southern Airlines and Hainan Airlines and many international airlines operating flights that originate from cities in China, such as Cathay Pacific, Singapore Airlines, American Airlines, Lufthansa, Emirates Airlines, Qantas Airways, Air France-KLM and Delta Air Lines. We also provide other related service to our customers, such as sales of aviation insurance and air-ticket delivery services.

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

Packaged tour. We also offer independent leisure travelers bundled packaged-tour products, including group tours, semi-group tours and private tours or packaged tours with different transportation arrangements, such as cruise, bus and self-driving. We provide integrated transportation and accommodations services and offer a variety of value-added services including car rental, insurance, visa services, tour guides, transportation at destinations and tickets. We offer customers one-stop services to meet their booking and traveling needs. We also provide high quality customer service, supplier management and customer relationship management services. Our packaged-tour products cover a variety of domestic and international destinations.

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

Other Products and Services. Our other products and services include the sale of Property Management System or PMS, and related maintenance service. We also offer advertising services, which principally represent the sale of banner advertisements or sponsorship on our websites. Other products and services accounted for a small portion of our total revenues in 2012.

Strategic Investments and Acquisitions

To maintain and strengthen our leading market position in China and to become a major travel service provider in the Greater China market, we constantly evaluate opportunities for strategic investments in, and acquisitions of, complementary businesses, assets and technologies and have made such investments and acquisitions from time to time. For example, in 2008 and 2009, we acquired an aggregate of approximately 18% of the total outstanding ordinary shares of Home Inns, a leading economy hotel chain in China. As of December 31, 2012, those shares we purchased represented approximately 16% of the total outstanding shares of Home Inns. In 2009, we had a controlling financial interest in ezTravel. In March 2010, we acquired approximately 9% of the total equity interest in Hanting, a leading economy hotel chain in China. In May 2010 and February 2012, we acquired 90% and the remaining 10% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), respectively.

Seasonality

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. See “Item 5.A. Operating Results,” for a discussion of seasonality in the travel industry.

Transaction and Service Platform

Our customers can reach us for their travel-related needs through either our customer service centers, our multi-lingual websites or mobile platform. In 2012, transactions executed through our websites accounted for more than 50% of our total transactions, compared with 40% in 2011.

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

As of December 31, 2012, we employed over 10,000 customer service representatives, as compared with approximately 9,000 as of December 31, 2011. All of our customer service representatives participated in a formal training program before commencing work. Unlike some companies in the United States that outsource their customer service to third-party call centers, our customer service representatives are in-house travel specialists.

At our technically advanced Shanghai and Nantong facility, we have implemented comprehensive performance measures to monitor our calls to ensure that our customers will receive quality service. We believe we have sufficient capacity to meet the currently anticipated increases in call volume. Nevertheless, if we exceed this capacity, we believe we can add, within reasonable time and at a reasonable cost, additional phone lines, computer systems and customer service representatives to handle increasing call volumes without the need to significantly redesign the system currently in operation at our company.

Internet Websites. Through our Internet websites, we provide one-stop travel platform offering hotel accommodations, flight tickets, vacation packages, train tickets, and other travel products to our customers. Today, majority of online travel bookings are generated through desktop and laptop computers. Technology development is also creating new online opportunities to enable our customers to make bookings through mobile devices. As more users come online and that more channels are connected to our travel platform, our online business grows fast.

We have a main Chinese-language website located at www.ctrip.com. In addition, we have global websites like an English-language website located at english.ctrip.com, a Japanese-language website located at jp.ctrip.com, a Korean-language website located at kr.ctrip.com, a French-language website located at fr.ctrip.com, a Germany-language website located at de.ctrip.com, a Spanish-language website located at es.ctrip.com, a Russian-language website located at ru.ctrip.com.

We consolidate and organize travel-related information for our consumers, including hotel reviews, travel blogs and community forums. Destination guides and community users actively search for travel information on our websites. Our customers refer to editorial content for destination research and travel tips.

Mobile Platform. Our proprietary booking software is an integral part of our business functions, as websites do. It allows customers to search for hotels, flight and train products, and complete a booking within minutes. Our customers can also use our editorial content for researching on destinations and travel tips on mobile platform. In 2012, we launched a consolidated plan for mobile platform to include applications for reservation, travel guides and other travel related information.

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

Our airline partners recommend our products and services to their mileage program members, and allow their members to accumulate miles by staying at hotels booked through us. Our financial institution partners recommend our products and services to their debit or credit card holders, and we allow their card holders to use their cards to settle their payments for travel products purchased from us. From September 2004, we started to cooperate with banks and launched co-branded credit cards, through which holders of the credit card may book hotels, air tickets and packaged-tour products and are entitled to certain VIP membership privileges with us. In addition, holders of certain credit cards are allowed to automatically earn Ctrip’s points every time they pay through these credits.

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

Technology and Infrastructure

Since inception, we have been able to support substantial growth in our offline and online traffic and transactions with our technology and infrastructure.

We provide 24-hours-a-day, seven-days-a-week traveler sales and support service by website, by telephone or via e-mail or by mobile apps. For purposes of providing high service level, we use in-house call centers. Our call centers are located in various locations, including in Shanghai and in Nantong. We have invested significantly in our call center technologies over years and provide top-notch services in China and Asia.

Our systems servers are housed in various locations, mainly in Shanghai and in Nantong, which have communication links among them. The performance of our systems servers are monitored and supported 24-hours-a-day, seven-days-a-week. The web hosting facilities have their own back-up systems and conduct daily backup functions for off-site storage.

We access the Internet backbone via several high speed lines to provide fast responses to customer requests, load balance and data backup. The operation of our customer service centers are powered by the servers provided by several leading backend server providers. We adopt hardware, software and services, to protect our servers against unauthorized access to data, or unauthorized alteration or destruction of data.

We believe that the quality of our services powered by technology differentiate us from our competitors in China. Our goal has been to build a reliable, scalable, and secure infrastructure to fully support our customer service center, website operations and one-stop travel platform.

Competition

In the hotel consolidation market, we compete primarily with other consolidators of hotel accommodations, such as eLong, Inc., which is controlled by Expedia, Inc., which owns several online travel businesses, including Expedia.com, Hotels.com and Hotwire.com. We also compete with traditional travel agencies and new internet travel search websites and service provider platforms, such as Qunar.com and Taobao.com. We believe that the hotel room booking volume from FITs of our main competitors is significantly lower than ours. However, as the travel business in China continues to grow, we may face competition from new players in the hotel consolidation market in China and foreign travel consolidators that may enter the China market.

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

Our major domain names are www.ctrip.com and www.gotochina.com. They have been registered with www.register.com and www.opensrs.net, respectively, and the domain name www.ctrip.com.cn with China Internet Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered our major trademarks “Ctrip” and “携程(Chinese characters for Ctrip) with the Trademark Office of the PRC State General Administration for Industry and Commerce, or SAIC. We have registered the trademark “Ctrip” and “携程(Chinese characters for Ctrip)” with the Registrar of Trademarks in Hong Kong. We have also registered the trademark “Ctrip” with the United States Patent and Trademark Office. In 2009, we registered the trademark “携程(Chinese characters for Ctrip)” with the Taiwan Intellectual Property Office and with Direcção dos Serviços de Economia of Macau.

In 2007, we were selected by Forbes as one of the “Top 100 Companies with Great Potential” in China, and elected by Fortune China as one of the “Best Employers of 2007 in China.” In early 2008, “携程(Chinese characters for Ctrip)” was also recognized as a “Famous Chinese Trademark,” which is the highest recognition for consumer brands granted by the SAIC. With these recognitions, we believe our trademark will be rigorously and actively protected by Industrial and Commercial Bureaus at both local and national levels. In early 2009, “携程(Chinese characters for Ctrip)” was recognized as a “Shanghai Well-known Brand,” which is also a high recognition for consumer brands granted by the Shanghai municipal government. In 2011, we were selected by Fortune China as one of the “Most Admired Companies” in China, among which we were the only travel service company. In 2012, we got the “World Travel Market Globe Award”, which is a global famous award, and were also awarded the “Lifelong Honor”, which is the highest recognition of “Earphone Mic Cup”. In 2013, we were selected by WPP as one of the “BrandZ Top 50” in China.

PRC Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our affiliated PRC entities as well as certain independent air-ticketing agencies and travel agencies. Our vice chairman of the board and president, Min Fan and our officers, Dongjie Guo and Maohua Sun all of whom are PRC citizens, directly or indirectly own all or most of the equity interests in our affiliated Chinese entities as of the date of this report.

According to our PRC counsel, Commerce & Finance Law Offices, the ownership structures, as described in this annual report, comply with all existing PRC laws, rules and regulations.

Restrictions on Foreign Ownership

Air-ticketing. According to the Rules on Cognizance of Qualification for Civil Aviation Transporting Marketing Agencies (2006) and relevant foreign investment regulations regarding civil aviation business, a foreign investor currently cannot own 100% of an air- ticketing agency in China, except for Hong Kong and Macau aviation marketing agencies. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger airline tickets for domestic flights in China, except for Hong Kong and Macau aviation marketing agencies.

Travel Agency. Currently, foreign investors have been permitted to establish or own a travel agency upon the approval of the PRC government, subject to considerable restrictions as to its scope of business. For examples, under the current Travel Agency Regulations, which became effective on May 1, 2009, foreign-invested travel agencies cannot arrange for mainland residents to  travel overseas or to Hong Kong, Macau and Taiwan, unless otherwise decided by the State Council or allowed under the Free Trade Agreement executed by the PRC government or according to the Closer Economic Partnership Arrangement between Mainland China and Hong Kong or Macau (“CEPA”). According to the CEPAs, starting from January 1, 2013, travel agencies in which Hong Kong or Macau qualified investors hold an interest are permitted to arrange group travel for the residents in local regions from mainland China to Hong Kong and Macau and on trial basis, one qualified sino-foreign joint venture, in which Hong Kong qualified investors hold an interest, and one qualified sino-foreign joint venture, in which Macau qualified investors hold an interest, are permitted to arrange group travel for domestic residents to travel overseas, which does not include Hong Kong, Macau and Taiwan. On August 29, 2010, the National Tourism Administration and the Ministry of Commerce further promulgated the Temporary Administration Rules for Sino-Foreign Joint Invested Travel Agencies to Operate Trip to Overseas Business for Trial, according to which the State Tourism Administration may choose and approve certain qualified sino-foreign joint venture travel agencies to operate business of arranging mainland resident travelling to overseas destinations, Hong Kong and Macau, on a trial basis, except for Taiwan.

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

In July 2006, the Ministry of Industry and Information Technology (formerly known as the Ministry of Information Industry), or MIIT, issued the Circular on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Business which states that a domestic company that holds an value-added telecommunications business license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names used in the value-added telecommunications business shall be owned by the local value-added telecommunications license holder. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the above circular will have on us or other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

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

Internet Privacy

In recent years, PRC government authorities have legislated on the use of the Internet to protect personal information from unauthorized disclosure. For example, the Internet Measures prohibits an Internet information services provider from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Internet information services providers are subject to legal liability if unauthorized disclosure results in damages or losses to users. In addition, the PRC regulations authorize the relevant telecommunications authorities to demand rectification of unauthorized disclosure by Internet information services providers.

The PRC laws do not prohibit Internet information services providers from collecting and analyzing person information of their users. The PRC government, however, has the power and authority to order Internet information services providers to submit personal information of an Internet user if such user posts any prohibited content or engages in illegal activities on the Internet. However, PRC criminal law prohibits companies and their employees from illegally trading or disclosing customer data obtained through the course of their business operations.

In addition, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that Internet information services providers must not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. Internet information services providers may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an Internet information services provider may use User Personal Information only for the stated purposes under its scope of services. The Internet information services providers are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, they must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. Furthermore, on December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet information services providers must expressly inform their users of the purpose, manner and scope of their collection and use of users’ personal information, publish their standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that the Internet information services providers and their employees must keep strictly confidential users’ personal information that they collect, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss.

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

Under the current PRC regulations, loans, either from us or from third-party sources outside of China, incurred by our subsidiaries in China to finance their activities cannot exceed statutory limits, which equal the difference between the respective approved total investment amount and the registered capital of such PRC subsidiaries, and must be registered with the SAFE or its local branches. In the past, our subsidiaries have mainly funded their operations and cash needs from our initial capital injections and cash generated from such subsidiaries’ operations. Historically, we have extended two loans to two of our PRC subsidiaries in the amount of US$11.0 million and US$7.5 million, respectively, which are within the respective statutory limit of these two PRC subsidiaries. As of December 31, 2012, the loan in the amount of US$7.5 million was fully repaid and the loan in the amount of US$11.0 million had an outstanding balance of US$5.6 million. Other than these discussed above, none of the Company’s PRC subsidiaries had any outstanding loans as of December 31, 2012. Based on the capital needs and cash generated from operations of our PRC subsidiaries, we do not believe that our PRC subsidiaries would need to incur substantial debts to fund their respective operations in China in the near future, and even if they need to incur debts, they could manage to obtain short-term loans from PRC banks and financial institutions, which are not subject to the statutory limits referenced above. We currently do not believe, based on the above, that the statutory debt limits on our subsidiaries in China are material to our operations in China, and we do not believe it to be reasonably likely that our PRC subsidiaries would need to incur debts exceeding their respective statutory debt limit.

SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen Circular 142, on November 9, 2011 the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

Regulation of Income Taxes and Financial Subsidies. See “Item 5. Operating and Financial Review and Prospects—Income Taxes and Financial Subsidies.”

C.     Organizational Structure

The following table sets out the details of our significant subsidiaries as of December 31, 2012:

Name	Country of Incorporation	Ownership Interest
C-Travel International Limited	Cayman Islands	100%
Ctrip.com (Hong Kong) Limited	Hong Kong	100%
Ctrip Computer Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Information Technology (Nantong) Co., Ltd.	China	100%
HKWOT (BVI) Limited	BVI	100%
ezTravel Co., Ltd.	Taiwan	97%
China Software Hotel Information System Co., Ltd.	China	90%

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our affiliated Chinese entities.  We conduct a majority of our business through our wholly owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency, online advertising and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities. Our significant consolidated affiliated Chinese entities included Ctrip Commerce, Shanghai Huacheng, Shanghai Ctrip, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip, Ctrip Insurance, Chengdu Ctrip and Chengdu Ctrip International as of December 31, 2012.  We have recently amended and restated the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. Moreover, we plan to enter into the same series of agreements with all of our future affiliated Chinese entities.

As of the date of this report, Min Fan, our co-founder, vice chairman of the board and president, Dongjie Guo, our senior vice president, and Maohua Sun, our senior vice president, are principal record owners of our affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint Ctrip Computer Technology or its designated person, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of our affiliated Chinese entities. Each power of attorney will remain effective during the existence of the applicable affiliated Chinese entity.

D.      Property, Plants and Equipment

Our first customer service center and principal sales, marketing and development facilities and administrative offices are located on owned premises comprising approximately 39,000 square meters in an economic development park in Shanghai, China. Our second customer service center is located in our owned premises in Nantong, China, comprising approximately 80,000 square meters. We have offices in Hong Kong, Beijing, Guangzhou, Shenzhen, Chengdu, Qingdao, Shenyang, Xiamen, Hangzhou, Wuhan, Nanjing, Sanya, Chongqing and Lijiang. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.

We have acquired the land use right to a piece of land in Nantong, Jiangsu Province in early 2008 for approximately RMB49 million. Nantong is approximately 110 kilometers north of Shanghai. In September 2008, we announced the commencement of construction of the Nantong customer service center. In December 2008, we entered into a construction agreement with Shanghai No. 1 Construction Co., Ltd. to construct the Nantong customer service center. The total contract value of the construction agreement was approximately RMB296 million. The aggregate investment for the Nantong customer service center including land costs, construction costs and other improvement costs, is approximately RMB447 million. Approximately RMB430 million (US$69 million) was paid as of December 31, 2012, with the remainder expected to be paid in 2013. We funded the construction from our operating cash flow. Nantong customer service center began operations in May 2010.

To support future business expansion, we acquired the land use right to a piece of land measuring approximately 9,000 square meters in Chengdu, Sichuan province in November 2011 for approximately RMB10 million (US$2 million), and plan to build our regional head office on this land.  The construction commenced in 2011 and is expected to be completed in 2013. The total budget including the land use right is approximately RMB350 million (US$56 million). In addition, we entered into an agreement to purchase a part of an office building in Shanghai in December 2011 for approximately RMB392 million (US$63 million). The purchase has been completed in 2012. In December, 2012, we acquired an office building of approximately 8857 square meters in Beijing for approximately RMB155 million (US$25 million), of which RMB147 million have been paid. The purchase is expected to be completed in 2013.  All of the abovementioned amounts are expected to be fully paid from our operating cash flow.

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

In 2012, we derived 39%, 38%, 16%, 5% and 2% of our total revenues from our hotel reservation, air ticketing, packaged tour, corporate travel and other products and services, respectively.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Growth in the Overall Economy and Demand for Travel Services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China and the rest of the world. According to the statistical report published on the website of National Bureau of Statistics of China on February 22, 2013, the gross domestic product, or GDP, of China grew from RMB30.1 trillion (US$4.4 trillion) in 2008 to RMB51.9 trillion (US$8.3 trillion) in 2012, representing a compound annual growth rate of 14.6%. GDP per capita in the same period rose from RMB22,640 (US$3,319) to RMB38,354 (US$6,156), representing a 14.1% compound annual growth rate. This growth led to a significant increase in the demand for travel services.

According to the statistical report published on the website of National Bureau of Statistics of China on February 22, 2013, domestic tourism spending grew from RMB874.9 billion (US$128.2 billion) in 2008 to RMB2,270.6 billion (US$364.5 billion) in 2012, representing a compound annual growth of 26.9%. We anticipate that demand for travel services in China will continue to increase in the foreseeable future as the economy in China continues to grow. However, any adverse changes in economic conditions of China and the rest of the world, such as the current global financial crisis and economic downturn, could have a material adverse effect on the travel industry in China, which in turn would harm our business.

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

Major Factors Affecting Our Results of Operations

Revenues

Revenues Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our total revenues grew from RMB1,588 million in 2008 to RMB4.4 billion (US$708 million) in 2012, representing a compound annual growth rate of 29%.

We generate our revenues primarily from the hotel reservation and air-ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2010	2011	2012
Revenues:
Hotel reservation	42%	40%	39%
Air ticketing	39%	39%	38%
Packaged-tour*	12%	14%	16%
Corporate travel	4%	4%	4%
Others	3%	3%	3%
Total revenues	100%	100%	100%

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

Hotel Reservation. Revenues from our hotel reservation business have been our primary source of revenues since our inception. In 2010, 2011 and 2012, revenues from our hotel reservation business accounted for RMB1.3 billion, RMB1.5 billion and RMB1.7 billion (US$273 million), respectively, or 42%, 40% and 39%, respectively, of our total revenues.

We generate our hotel reservation revenues through commissions from hotels. We recognize revenues when we receive confirmation from a hotel that a customer who booked the hotel through us has completed the stay at the applicable hotel and upon confirmation of the commissions amount by the hotel. While we generally agree in advance on fixed commissions with a particular hotel, we also enter into a commission arrangement with many of our hotel suppliers that we refer to as the “ratchet system.” Under the ratchet system, our commission per room night for a given hotel increases for the month if we sell in excess of a pre-agreed number of room nights with such hotel within the month.

Air-Ticketing. Since early 2002, our air-ticketing business has been growing rapidly. In 2010, 2011 and 2012, revenues from our air-ticketing business accounted for RMB1.2 billion, RMB1.4 billion and RMB1.7 billion (US$271 million), respectively, or 39%, 39% and 38% respectively, of our total revenues.

We conduct our air-ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent air-ticketing service companies. Commissions from air-ticketing services rendered are recognized after air tickets are issued.

Packaged-tour. Our packaged-tour business has grown rapidly in the past three years. In 2010, 2011 and 2012, revenues from our packaged-tour business accounted for RMB380 million, RMB535 million and RMB690 million (US$111 million), respectively. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as revenues after the packaged-tour services are rendered. Our consolidated affiliated entities also, from time to time, act as principal in connection with the packaged-tour services provided by them. When they act as principal, they recognize gross amounts received from customers as revenues after the packaged-tour services are rendered.

Corporate Travel. Corporate travel revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. In 2010, 2011 and 2012, revenues from our corporate travel services accounted for RMB130 million, RMB162 million and RMB200 million (US$32 million), respectively. Commissions from air-ticketing services rendered are recognized after air tickets are issued. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of commissions amount by the hotel. Commissions from tour package services rendered are recognized after the packaged-tour services are rendered and collections are reasonably assured.

Other Products and Services. Our other products and services primarily consist of Internet-related advertising services, the sale of PMS and related maintenance service. We place our customers’ advertisements on our websites and in our introductory brochures. We conduct the advertising business through Ctrip Commerce, and we recognize revenues when Ctrip Commerce renders advertising services. We conduct PMS sale and maintenance business through Software Hotel Information. The sale of PMS is recognized upon customer’s acceptance. Maintenance service revenue is recognized ratably over the term of the maintenance contract on a straight-line basis.

Cost of Revenues

Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation, telecommunication expenses, credit card charges and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 60%, 59% and 61% of our cost of revenues in 2010, 2011 and 2012, respectively. Telecommunication expenses accounted for 10%, 9% and 9% of our cost of revenues in 2010, 2011 and 2012, respectively. Credit card charges accounted for 19%, 20% and 19% of our cost of revenues in 2010, 2011 and 2012, respectively.

Cost of revenues accounted for 22%, 23% and 25% of our net revenues in 2010, 2011 and 2012, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. The increase of percentage of cost of revenues over net revenues in 2012 was largely due to the increase in customer service personnel and the increases in the average payroll, benefit and share-based compensation.

Operating Expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, all of which include share-based compensation expense. In 2012, we recorded RMB432 million (US$69 million) of share-based compensation expense compared to RMB243 million and RMB343 million for 2010 and 2011, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain and monitor our transaction and service platform. Product development expenses accounted for 16%, 17% and 22% of our net revenues in 2010, 2011 and 2012, respectively. The product development expenses as a percentage of net revenues in 2012 increased compared to that in 2011 primarily due to the increases in the number of product development personnel and the average payroll and share-based compensation expenses. In 2012, we increased expenditure on product development in response to competitive pressure in order to capture more business opportunities in new products and services as well as in new markets.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, commissions for our marketing partners for referring customers to us, and production costs of marketing materials and membership cards. Our sales and marketing expenses accounted for 16%, 18% and 24% of our net revenues in 2010, 2011 and 2012, respectively. The increase of sales and market expenses as a percentage of net revenues in 2012 was primarily due to the increases in advertising expenses, marketing and promotion expenses and the increase of salary, benefit and share-based compensation expenses of our sales and marketing personnel as a result of our intensified marketing campaigns in 2012 in response to competitive pressure as well as our efforts to expand in the leisure travel market.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 10%, 11% and 14% of our net revenues in 2010, 2011 and 2012, respectively. The increase of general and administrative expenses as a percentage of net revenues in 2012 was primarily due to the increases in general and administrative personnel compensation expenses, and the incremental turnover tax due to the new value-added tax reform.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”

Income Taxes and Financial Subsidies

Income Taxes. Our effective income tax rate was 17%, 20% and 31% for 2010, 2011 and 2012, respectively. Prior to December 31, 2007, pursuant to the applicable tax laws in China, companies established in China were generally subject to EIT at a statutory rate of 33%.  The 33% EIT rate applied to our subsidiaries and affiliated Chinese entities established in China, except for our subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information, and our consolidated affiliated Chinese entity, Shenzhen Ctrip Travel Agency Co., Ltd., or Shenzhen Ctrip, as discussed below.

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the new EIT Law, which became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Under the EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. For certain enterprises established in special economic zones, including Pudong New Area, a transitional preferential income tax rate of 18%, 20%, 22%, 24% and 25% for the respective five-year transition period is allowed. The increase in our effective income tax rate from 2010 to 2011 was primarily due to the increase in the amount of share-based compensation, which is not tax-deductible, as a percentage to our income as a whole. The increase in our effective income tax rate from 2011 to 2012 was primarily due to the provision of a 5% PRC withholding tax related to the dividends that our PRC subsidiaries paid to their direct parent, which is our Hong Kong subsidiary to fund the share repurchase program we announced in June 2012, and the increase in the amount of share-based compensation, which is not tax-deductible, as a percentage to our income before income tax expense as a whole. This was partially offset by the preferential tax treatment of certain affiliated Chinese entities.

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

Pursuant to the EIT Law, companies established in China were generally subject to EIT at a statutory rate of 25%. The 25% EIT rate applies to our subsidiaries and affiliated Chinese entities established in China, except for Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information, which are our subsidiaries, and Shenzhen Ctrip, Chengdu Ctrip and Chengdu Ctrip International which are our consolidated affiliated Chinese entity.

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

•              Shenzhen Ctrip enjoyed a preferential tax rate of 15% before 2008 as it is registered in Shenzhen, a special economic zone of China. Under the current EIT law, Shenzhen Ctrip is entitled to a transitional tax rate which will gradually increase to 25% from 2008 to 2012. The applicable tax rate for Shenzhen Ctrip in 2010, 2011 and 2012 was 22%, 24% and 25%, respectively.

•              In 2002, China’s SAT started to implement preferential tax policy in China’s western region, and companies located in applicable jurisdictions covered by the Catalogue of Encouraged Industries in the Western Region (initially effective through the end of 2010 and further extended to 2020) are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. Chengdu Ctrip and Chengdu Ctrip International were both granted approval from the local tax authorities of Chengdu, Sichuan Province to apply a preferential income tax rate of 15% for their respective 2010 and 2011 tax filings. Such preferential tax treatment may be subject to change in near future due to the impending release of a new Catalog of Encouraged Industries in the Western Region.

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to be the first city to carry out a pilot program of tax reform. Effective January 1, 2012, any entity in Shanghai that falls in the category of “selected modern service industries” was required to switch from being a business tax payer to become a value-added tax (“VAT”) payer, who is permitted to offset expenses incurred in providing the relevant services it provides from the taxable income. Ctrip Travel Network and Shanghai Commerce have been subject to VAT at a rate of 6% and stopped paying the 5% business tax from January 1, 2012 onwards. We do not expect this change to have a material impact on our consolidated results of operations.

Financial Subsidies. In 2010, 2011 and 2012, our subsidiaries in China received financial subsidies from the government authorities in Shanghai in the amount of approximately RMB64 million, RMB73 million and RMB90 million (US$14 million), respectively, which we recorded as other income upon cash receipt. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive financial subsidies in the future.

Critical Accounting Policies

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the balance sheet and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that are believed to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment.

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

Business Combination. We apply ASC 805 “Business Combination,” which requires that all business combinations be accounted for under the purchase method. The cost of an acquisition is measured as the aggregate of fair values at the date of exchange of assets given, liabilities incurred and equity instruments issued. The costs directly attributable to an acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of noncontrolling interests and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of identifiable net assets of an acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of a subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

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

Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. ASC 350 “Intangibles—Goodwill and Other,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For 2010, 2011 and 2012, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets based on the expanding and prospective business of our subsidiaries and affiliated Chinese entities. As of December 31, 2010, 2011 and 2012, there were no circumstances or events that indicated that the assets may be impaired. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Customer Rewards Program. We offer a customer rewards program that allows customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize liabilities and corresponding expenses for the related future obligations. As of December 31, 2010, 2011 and 2012, our accrued balance for the customer rewards program were approximately RMB121 million, RMB162 million and RMB218 million (US$35 million), respectively. Our expenses for the customer rewards program were approximately RMB94 million, RMB128 million and RMB 157 million (US$25 million) for the years ended December 31, 2010, 2011 and 2012. We estimate our liabilities under our customer rewards program based on accumulated membership points and our estimate of probability of redemption in accordance with the historical redemption pattern. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense.

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

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2010, 2011 and 2012, we recorded deferred tax assets of RMB37 million, RMB40 million and RMB62 million (US$10 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2010, 2011 and 2012, it is more likely than not that the deferred tax assets resulting from the net operating losses of certain subsidiary will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. We review on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectibility of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectibility. As of the end of December 31, 2010, 2011 and 2012, the allowance for doubtful accounts was RMB5.7 million, RMB5.0 million and RMB4.4 million (US$699 thousand), respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2010		2011		2012
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	US$ (in thousands)%
Revenues:
Hotel reservation	1,278,044	44	1,486,899	43	1,702,501	273,270	41
Air ticketing	1,206,921	42	1,437,118	41	1,690,286	271,310	41
Packaged-tour(1)	380,307	13	534,640	15	689,661	110,698	17
Corporate travel	129,658	5	161,610	5	199,756	32,063	5
Others	71,783	2	106,037	3	126,988	20,383	3
Total revenues	3,066,713	106	3,726,304	107	4,409,192	707,724	106
Less: Business tax and related surcharges	(185,480)	(6)	(228,219)	(7)	(250,401)	(40,192)	(6)
Net revenues	2,881,233	100	3,498,085	100	4,158,791	667,532	100
Cost of revenues	(625,261)	(22)	(805,130)	(23)	(1,037,791)	(166,577)	(25)
Gross profit	2,255,972	78	2,692,955	77	3,121,000	500,955	75
Operating expenses:
Product development(2)	(453,853)	(16)	(601,485)	(17)	(911,905)	(146,371)	(22)
Sales and marketing(2)	(453,293)	(16)	(624,600)	(18)	(984,002)	(157,943)	(24)
General and administrative(2)	(294,701)	(10)	(400,876)	(12)	(570,487)	(91,570)	(14)
Total operating expenses	(1,201,847)	(42)	(1,626,961)	(47)	(2,466,394)	(395,884)	(59)
Income from operations	1,054,125	37	1,065,994	30	654,606	105,071	16
Interest income	37,586	1	106,003	3	165,800	26,613	4
Other income	99,126	3	117,624	3	130,288	20,913	3
Income before income tax expense equity in income of affiliates and noncontrolling interest	1,190,837	41	1,289,621	37	950,694	152,597	23
Income tax expense	(205,017)	(7)	(262,186)	(8)	(294,526)	(47,274)	(7)
Equity in income of affiliates	66,172	2	57,525	2	34,343	5,512	1
Net Income	1,051,992	37	1,084,960	31	690,511	110,835	17
Less: Net income attributable to noncontrolling interests	(3,922)	—	(8,545)	—	23,895	3,835	1
Net income attributable to Ctrip’s shareholders	1,048,070	36	1,076,415	31	714,406	114,670	17

(1)      Certain of our packaged-tour revenues were booked on a gross basis. See “— Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”

(2)  Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2010		2011		2012
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	US$ (in thousands)%
Product development	(64,254)	(2)	(98,955)	(3)	(132,583)	(21,281)	(3)
Sales and marketing	(33,203)	(1)	(48,191)	(1)	(55,892)	(8,971)	(1)
General and administrative	(145,104)	(5)	(195,645)	(6)	(243,246)	(39,044)	(6)

Any discrepancies in the above table between the amounts/percentages identified as total amounts/percentages and the sum of the amounts/percentages listed therein are due to rounding.

2012 compared to 2011

Revenues

Total revenues were RMB4.4 billion (US$708 million) in 2012, an increase of 18% over RMB3.7 billion in 2011. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets sold in 2012.

Hotel Reservation. Revenues from our hotel reservation business increased by 15% to RMB1.7 billion (US$273 million) in 2012 from RMB1.5 billion in 2011, primarily driven by an increase of approximately 30% in hotel room nights sold and partially offset by approximately 12% decrease in blended commission per room night. Decrease in blended commission per room night is mainly due to increased penetration into lower star hotels in second- or third-tier cities as well as the promotional activities we launched for selected hotels mainly in the forms of e-coupons and groupbuys.

Air-Ticketing. Revenues from our air-ticketing business increased by 18% to RMB1.7 billion (US$271 million) in 2012 from RMB1.4 billion in 2011, primarily due to strong growth of air tickets sales volume as we continued to significantly expand our air ticketing capabilities in 2012. The total number of air tickets sold in 2012 increased by 20% from 2011.

Packaged-tour. Packaged-tour revenues increased by 29% to RMB690 million (US$111 million) in 2012 from RMB535 million in 2011, primarily due to the continued growth of our packaged-tour business product and service offerings.

Corporate Travel. Corporate travel revenues increased by 24% to RMB200 million (US$32 million) in 2012 from RMB162 million in 2011, primarily due to the increased corporate travel demand from our corporate clients.

Other businesses. Revenues from other businesses increased by 20% to RMB127 million (US$20 million) in 2012 from RMB106 million in 2011, primarily due to the increased revenues from advertising services.

Business tax and related surcharges

Our business tax and related surcharges increased by 10% to RMB250 million (US$40 million) in 2012 from RMB228 million in 2011 as a result of the increases in revenues in all of our business lines.

Cost of Revenues

Cost of revenues in 2012 increased by 29% to RMB1,038 million (US$167 million) from RMB805 million in 2011. This increase was primarily attributable to increased costs associated with the rapid growth of air-ticketing and packaged-tour businesses and the expansion of our hotel reservation business. Additionally, our customer service personnel increased to over 10,000 in 2012 from approximately 9,000 in 2011 and their average payroll, benefits and share-based compensation also increased in 2012.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development. Product development expenses increased by 52% to RMB912 million (US$146 million) in 2012 from RMB601 million in 2011, primarily due to an increase in the number of product development personnel to approximately 4,700 employees in 2012 from approximately 4,200 employees in 2011 as we expanded our air ticketing and packaged-tour businesses, as well as an increase in the average payroll and share-based compensation to our product development personnel. In 2012, we increased expenditure on product development in response to competitive pressure in order to capture more business opportunities in new products and services as well as in new markets.

Sales and Marketing. Sales and marketing expenses increased by 58% to RMB984 million (US$158 million) in 2012 from RMB625 million in 2011, primarily attributable to the increase in advertising expenses, marketing and promotion expenses and the increase of salary, benefit and share-based compensation expenses of our sales and marketing personnel as a result of intensified marketing campaigns we launched in 2012 in response to competitive pressure as well as our efforts to expand in the leisure travel market.

General and Administrative. General and administrative expenses increased by 42% to RMB570 million (US$92 million) in 2012 from RMB401 million in 2011, primarily due to the increase in general and administrative personnel compensation expenses, share-based compensation charges and the incremental turnover tax due to the new value-added tax reform.

Equity in income of affiliates

Equity in income of affiliates decreased by 40% to RMB34 million (US$6 million) in 2012 from RMB58 million in 2011 mainly due to the net impact of investment gain as a result of equity dilution in the investee after Home Inns acquired Motel 168 International Holdings Limited (“Motel 168”), and the decrease in proportional equity pick-up of the investment in Home Inns’ results of operations as Home Inns experienced net loss in 2012 due to near-term profitability dilution by Motel 168.

Interest Income

Interest income increased by 56% to RMB166 million (US$27 million) in 2012 from RMB106 million in 2011 due to the increased interest rate and increased cash generated from operations in 2012.

Other Income

Other income increased by 11% to RMB130 million (US$21 million) in 2012 from RMB118 million in 2011, primarily due to increases in subsidy and the gain on deconsolidation of subsidiaries in 2012.

Income Tax Expense

Income tax expense was RMB295 million (US$47 million) in 2012, an increase of 12% over RMB262 million in 2011, primarily due to the increase in our taxable income. Our effective income tax rate in 2012 was 31%, as compared to 20% in 2011, primarily due to the provision of 5% PRC withholding tax related to the dividends that our PRC subsidiaries paid to Ctrip.com (Hong Kong) Limited to fund the share repurchase program announced in June 2012, and the increase in the amount of share-based compensation, which is not tax-deductible, as a percentage to our income before income tax expense as a whole. This was partially offset by the preferential tax treatment of Chengdu Ctrip and Chengdu Ctrip International retroactively applied starting from January 1, 2011.  See “— Major Factors Affecting Our Results of Operations — Income Taxes and Financial Subsidies.”

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

Other businesses. Revenues from other businesses increased by 48% to RMB106 million (US$17 million) in 2011 from RMB72 million in 2010, primarily due to the increased revenues from advertising services.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 in China were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.     Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,550,218	1,851,315	1,654,368	265,544
Net cash used in investing activities	(2,440,400)	(339,947)	(1,239,904)	(199,018)
Net cash (used in)/provided by financing activities	1,625,348	(114,749)	(515,564)	(82,754)
Effect of foreign exchange rate changes on cash and cash equivalents	(15,849)	(47,126)	19,205	3,083
Net increase/(decrease) in cash and cash equivalents	719,317	1,349,493	(81,895)	(13,145)
Cash and cash equivalents at beginning of year	1,434,618	2,153,935	3,503,428	562,339
Cash and cash equivalents at end of year	2,153,935	3,503,428	3,421,533	549,194

Net cash provided by operating activities amounted to RMB1.7 billion (US$266 million) in 2012, which was primarily attributable to (i) our net income of RMB690.5 million (US$110.8 million) in 2012; (ii) an add-back of RMB430.2 million (US$69.1 million) in non-cash items, primarily relating to share-based compensation expenses and depreciation expenses; (iii) an increase in accounts payable of RMB255.2 million (US$41 million), primarily due to the increased volume of air-ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; (iv) an increase in advances from customers of RMB310.5 million (US$50 million), primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services. These increases were partially offset by an increase in accounts receivable of RMB193.9 million (US$31.1 million), primarily due to the increased volume of corporate travel management services as our corporate customers normally receive certain credit terms from us for the full amount of the prices of the air tickets issued and hotel rooms reserved, and the increased volume of credit card payments from our individual customers for air-ticket booking.

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

Net cash used in investing activities amounted to RMB1.2 billion (US$199 million) in 2012, compared to net cash used in investing activities of RMB339.9 million in 2011. This increase in 2012 was primarily due to the increase of short term investment and the construction or renovation of our office buildings in Chengdu, Shanghai and Beijing. Net cash used in investing activities amounted to RMB339.9 million in 2011, compared to net cash used in investing activities of RMB2.4 billion in 2010. This decrease in 2011 was primarily due to the lower increase of short term investment, the lower amount of investments in other companies and the fact that the construction of our Nantong customer service center was completed in 2010.

Net cash used by financing activities amounted to RMB515.6 million (US$82.8 million) in 2012, compared to net cash used by financing activities of RMB114.7 million in 2011 and net cash provided by financing activities of RMB1.6 billion in 2010. We did not make any dividend payment in 2010, 2011 and 2012. The change of net cash flow in financing activities in 2012 was mainly due to the offering of convertible senior notes with a principal amount of US$180 million in September 2012 and net cashes used on our share repurchases in the amount of RMB1.7 billion (US$278.2 million). The change of net cash flow in financing activities in 2011 was mainly due to our share repurchase in the amount of RMB158.8 million (US$25 million) and the fact that a share offering of RMB1.6 billion was made in 2010.

Capital Resources

As of December 31, 2012, our principal sources of liquidity have been cash generated from operating activities, short-term borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our shares and convertible senior notes to investors and related parties and short-term borrowings from third-party lenders. As of the date of this annual report, we had convertible senior notes with an outstanding principal amount of US$180 million and a term loan facility with an outstanding principal of US$72.75 million. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and at least the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

As of December 31, 2012, our primary capital commitment was RMB284.5 million (US$45.7 million) in connection with capital expenditures of property, equipment and software.

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

D.      Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.      Off-Balance Sheet Arrangements

In connection with our air ticketing business, we are required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits or to provide other guarantees in order to obtain blank air tickets. As of December 31, 2012, the amount under these guarantee arrangements was approximately RMB777 million (US$125 million).

Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

F.      Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2012:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in RMB thousands)
Convertible senior notes with principal and interest	1,149,453	5,607	16,821	1,127,025	—
Term Loans with principal and interest	458,499	458,499	—	—	—
Operating lease obligations	86,639	45,549	36,410	4,440	240
Purchase obligations	318,649	310,310	8,189	—	150
Total	2.013,240	819,965	61,420	1,131,465	390

Our convertible senior notes will mature in September 2017, unless earlier repurchased or converted into our ADSs based on an initial conversion price of 51.7116 of our ADSs per US$1,000 per principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. These convertible notes bear interest at a rate of 0.5% per year, payable semiannually in arrears on March 15 of each year, beginning on March 15, 2013.

In June 2012, we entered into a loan agreement with China Construction Bank for a loan facility of up to US$72.75 million. The facility has a maturity of 12 months and is collateralized by a bank deposit of RMB500 million provided by one of the Company’s wholly-owned subsidiaries. As of December 31, 2012, we obtained three borrowings in the aggregate amount of RMB453.5 million (US$72.75 million) under the facility. The interest rate of these borrowings are 2.3679%, 2.3606% and 2.3551% per annum, respectively.

Operating lease obligations for the years 2013, 2014, 2015, 2016, 2017 and 2018 are RMB45.6 million, RMB23.7 million, RMB12.7 million, RMB3.4 million, RMB1.0 mllion and RMB0.2 million, respectively. Rental expenses amounted to approximately RMB46 million, RMB66 million and RMB94 million (US$15 million) for the years ended December 31, 2010, 2011 and 2012, respectively. Rental expense is charged to the statements of income when incurred.

While the table above indicates our contractual obligations as of December 31, 2012, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

The names of our current directors and senior management, their ages as of the date of this annual report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	43	Co-founder; Chairman of the Board and Chief Executive Officer
Min Fan	48	Co-founder; Vice Chairman of the Board and President
Jane Jie Sun	44	Chief Operating Officer
Jenny Wenjie Wu	38	Chief Financial Officer
Neil Nanpeng Shen(1)	45	Co-founder; Independent Director
Qi Ji	46	Co-founder; Independent Director
Gabriel Li(1)	45	Vice Chairman of the Board, Independent Director
JP Gan(1) (2)	41	Independent Director
Suyang Zhang(2)	54	Independent Director
Jianmin Zhu	44	Senior Vice President
Maohua Sun	41	Senior Vice President
Lan Tang	45	Senior Vice President
Dongjie Guo	46	Senior Vice President
Xiaoping Li	51	Senior Vice President
Xiaoliang Ding	48	Vice President
Xiaofan Wang	38	Vice President
Yuxiang Zhuang	37	Vice President
Hao Jiang	39	Vice President
Jiqin Fang	43	Vice President
Tingting Zhang	39	Vice President
Qi Shi	42	Vice President
Yaming Ye	49	Vice President
Yan Feng	36	Vice President

(1)      Member of the Audit Committee.

(2)      Member of the Compensation Committee.

Pursuant to the current articles of association of our company, our board of directors shall consist of no more than nine directors, including (i) three directors appointed by our co-founders consisting of Messrs. James Jianzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan, subject to the approval of a majority of our independent directors; and (ii) one director who is the then current chief executive officer of our company. Each of our directors will hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

James Jianzhang Liang is one of the co-founders of our company. Mr. Liang served as our chief executive officer from 2000 to January 2006 and resumed the role of chief executive officer since March 2013. He has also served as a member of our board of directors since our inception and has been the chairman of the board since August 2003. Prior to founding our company, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns and 51job.com Inc., and serves as an independent director of Jiayuan.com International Ltd. listed on NASDAQ. Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

Min Fan is one of the co-founders of our company. Mr. Fan has been a member of our board of director since October 2006 and has served as the vice chairman of the board since March 2013.  Mr. Fan has served as our president since February 2009. He also  served as our chief executive officer from January 2006 to February 2013, as our chief operating officer from November 2004 to January 2006, and as our executive vice president from 2000 to November 2004. From 1997 to 2000, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan currently serves on the board of directors of China Lodging Group, Limited. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

Jane Jie Sun has served as our chief operating officer since May 2012 and before that, she has served as our chief financial officer since December 2005. Ms. Sun has extensive experience in SEC reporting, finance and accounting. Prior to joining us, Ms. Sun served as the head of the SEC and external reporting division of Applied Materials, Inc., where she worked from 1997 to 2005. Prior to joining Applied Materials, Inc., Ms. Sun worked with KPMG LLP in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a member of the State of California Certified Public Accountants. Ms. Sun currently serves on the board of TAL Education Group, a company listed on the New York Stock Exchange. Ms. Sun received her Bachelor’s degree in Accounting from University of Florida with High Honors. She also attended Beijing University Law School and obtained an LLM degree.

Jenny Wenjie Wu has been Chief Financial Officer of our company since May 2012 and served as the Deputy Chief Financial Officer between December 2011 and April 2012. Ms. Wu also serves as an independent director of Kingsoft Corporation Limited from March 2013. Prior to joining Ctrip, Ms. Wu was an equity research analyst covering China Internet and Media industries in Morgan Stanley Asia Limited and in Citigroup Global Markets Asia Limited from 2005 to 2011. Prior to that, Ms. Wu worked in the Department of Enterprises Operations and Management in China Merchants Holdings (International) Company Limited, a company listed on the Hong Kong Stock Exchange, from 2003 to 2005. Ms. Wu holds a Ph.D. degree in finance from the University of Hong Kong, a Master’s degree in philosophy in finance from the Hong Kong University of Science and Technology, and both a Master’s degree and a Bachelor’s degree in economics from Nan Kai University, China. Ms. Wu is a Chartered Financial Analyst (CFA).

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen served as our chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding our company, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is the co-chairman of Home Inns, an independent director of Focus Media Holding Limited, a NASDAQ-listed media advertising company based in China, and a non-executive director of E-House (China) Holdings Limited, a leading real estate services company based in China and listed in the New York Stock Exchange, a non-executive director of Peak Sports, a Hong Kong listed sports apparel company in China, a non-executive director of Le Gaga Holdings Limited listed on NASDAQ, as well as a non-executive chairman of Mecox Lane Limited listed on NASDAQ. He was awarded “Economic Figure of the Year” by CCTV in 2006 and was voted as the Top Venture Capitalist in China by Zero2IPO, Forbes Magazine and Global Entrepreneur Magazine. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.

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

Gabriel Li has served at different times on our board of directors since 2000. Mr. Li has been vice chairman of our board since August 2003. Mr. Li is the managing director and investment committee member of Orchid Asia Group Management, a private equity firm focused on investment in China and Asia for over the past 18 years. Prior to Orchid Asia, Mr. Li was a managing director at the Carlyle Group in Hong Kong, overseeing Asian technology investments. From 1997 to 2000, he was at Orchid Asia’s predecessor, where he made numerous investments in China and North Asia. Previously, he was a management consultant at McKinsey & Co in Hong Kong and Los Angeles. Mr. Li is also a director of a number of privately held companies. Mr. Li graduated summa cum laude from the University of California at Berkeley, earned his Master’s degree in Science from the Massachusetts Institute of Technology and his Master’s degree in Business Administration from Stanford Business School.

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

Lan Tang has served as our senior vice president since April 2005 and was promoted to serve as our senior vice president in January 2011. Prior to joining us, he worked as a marketing manager in Perfetti Van Melle Co. Ltd. in Shanghai from 2000 to 2005. Prior to that, Mr. Tang worked as a marketing manager and a financial analysis manager at YueSai Kan—Coty Cosmetics Inc. in Shanghai from 1997 to 2000. Mr. Tang received his Bachelor’s degree from Shanghai Jiao Tong University and Master’s degree in Economics from Virginia Commonwealth University in the United States.

Dongjie Guo has served as our vice president since March 2008 and was promoted to serve as our senior vice president in January 2013. Prior to joining us, he worked as marketing director in Beijing Tourism Group, one of the largest tourism enterprises in China, from September 2007 to March 2008. From July 1998 to August 2007, Mr. Guo served as vice president and the president of China Comfort Travel Service Group consecutively. From 1988 to 1998, Mr. Guo held various senior positions at China Youth Travel Service Group. Mr. Guo received his Master’s degree in Business Administration from Fordham University and his Bachelor’s degree in Literature from Beijing University.

Xiaoping Li has served as our vice president since January 2009 and was promoted to serve as our senior vice president in January 2013. Prior to joining us, Mr. Li worked as deputy general manager of the commerce department of Shanghai Airline from 1997 to 2008. Previously, Mr. Li worked in the China Pacific Insurance (Group) Co., Ltd. Shanghai Branch. Mr. Li received his Masters of Business Administration from Fudan University and his Bachelor’s degree from East China Normal University.

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

Jiqin Fang has served as the vice president since January 2013. He has served in a number of managerial positions in our company since 2000. Prior to join us, Mr. Fang worked with BizExpress International Limited from 1999 to 2000. Mr. Fang received his Bachelor’s degree from East China University of Metallurgy.

Tingting Zhang has served as the vice president since January 2013. Ms. Zhang joined us in 2000 and has held a number of managerial positions at our company. Prior to joining us, she worked at Amoy Food Limited, a subsidiary company of DANONE Group, from 1997 to  2000.  Prior to that, Ms. Zhang worked in the Shanghai office of DANONE Group from 1995 to 1997.

Qi Shi has served as the vice president since January 2013. He has served in a number of managerial positions in our company since 2000. Prior to joining us, Mr. Shi held various senior positions of human resource management at GlaxoWellcome China Ltd, and Van Houten Food Co., Ltd. Mr. Shi obtained his Master’s degree in business administration and Bachelor’s degree from Shanghai Jiao Tong University.

Yaming Ye has served as our vice president of technology since January, 2013. Prior to this role, he served as the chief architecture officer and general manager of Ctrip’s research and development center from 2011 to 2012. Before joining the company, Mr. Ye performed various engineering and management roles during work in Silicon Valley, California. From 2010 to 2011, Mr. Ye was an eBay director of technology platforms and eBay China development center. From 2005 to 2009, he was a senior manager of application architecture and frameworks at eBay. Mr. Ye holds a Master’s degree in mathematics from Wayne State University, a Master’s degree in computer science from University of Science & Technology of China, and a Bachelor’s degree in computing mathematics from Jilin University, China.

Yan Feng has served as the vice president since January 2013. Ms. Feng joined the company in 2004 and has held a number of managerial positions at the company. Prior to joining the company, she worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company from 2000 to 2004. Ms. Feng obtained her Master’s degree in business administration and Bachelor’s degree from Shanghai Jiao Tong University.

B.     Compensation

We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$0.8 million in 2012. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “—Employee’s Stock Option Plans” for options granted to our directors in 2012.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$1.9 million in 2012. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2012 aggregate compensation amount. See “—Employee’s Stock Option Plans” for options granted to our executive officers in 2012.

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

As of February 28, 2013, the 2005 Plan, the 2003 Plan and the 2000 Plan have all terminated and there were 824,941 options issued and outstanding under the 2005 Plan. Under the 2007 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to awards was 5,000,000 as of the first business day of 2011, with annual increases of 1,000,000 ordinary shares on the first business day of each subsequent calendar year until the termination of the plan. Under the 2007 Plan, 3,770,223 options and 788,458 restricted share units were issued and outstanding as of February 28, 2013.

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

In January 2012, the compensation committee approved an option conversion, which allows all options granted under 2007 incentive plan with exercise price exceeding US$120.00 per ordinary share, to be converted to restrict share unit (RSU) on a 4:1 ratio.

The following table summarizes, as of February 28, 2013, the outstanding options granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other optionees in the aggregate. The table gives effect to the amendments described above.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	16,667	58.39	February 13, 2007	February 13, 2015
	33,333	38.16	February 13, 2007	February 10, 2017
	50,000	38.16	January 7, 2008	February 10, 2017
	20,000	37.56	January 23, 2009	January 23, 2017
	20,000	96.70	September 1, 2009	September 1, 2017
	50,000	102.84	November 18, 2011	November 18, 2019
	25,000	87.96	March 28, 2012	March 28, 2020
	30,000	70.32	September 18, 2012	September 18, 2020
	220,000	78.56	January 27, 2013	January 27, 2021
Min Fan	66,667	58.39	February 13, 2007	February 13, 2015
	133,333	38.16	February 13, 2007	February 10, 2017
	250,000	38.16	January 7, 2008	February 10, 2017
	100,000	37.56	January 23, 2009	January 23, 2017
	100,000	96.70	September 1, 2009	September 1, 2017
	100,000	102.84	November 18, 2011	November 18, 2019
	100,000	87.96	March 28, 2012	March 28, 2020
	100,000	70.32	September 18, 2012	September 18, 2020
	60,000	78.56	January 27, 2013	January 27, 2021
Jane Jie Sun	50,000	26.225	December 9, 2005	December 9, 2013
	33,333	58.39	February 13, 2007	February 13, 2015
	66,667	38.16	February 13, 2007	February 10, 2017
	150,000	38.16	January 7, 2008	February 10, 2017
	60,000	37.56	January 23, 2009	January 23, 2017
	60,000	96.70	September 1, 2009	September 1, 2017
	120,000	102.84	November 18, 2011	November 18, 2018
	60,000	87.96	March 28, 2012	March 28, 2020
	60,000	70.32	September 18, 2012	September 18, 2020
	140,000	78.56	January 27, 2013	January 27, 2021
Jenny Wenjie Wu	*	87.96	March 28, 2012	March 28, 2020
	*	70.32	September 18, 2012	September 18, 2020
	*	78.56	January 27, 2013	January 27, 2021
Neil Nanpeng Shen	*	58.39	February 13, 2007	February 13, 2015
	*	38.16	February 13, 2007	February 10, 2017
	*	125.16	January 29, 2010	January 29, 2018
	*	78.56	January 27, 2013	January 27, 2021
Qi Ji	*	38.16	August 13, 2007	February 10, 2017
	*	78.56	January 27, 2013	January 27, 2021
Gabriel Li	*	58.39	February 13, 2007	February 13, 2015
	*	38.16	February 13, 2007	February 10, 2017
	*	78.56	January 27, 2013	January 27, 2021
JP Gan	*	38.16	February 13, 2007	February 10, 2017
	*	78.56	January 27, 2013	January 27, 2021
Suyang Zhang	*	58.39	February 13, 2007	February 13, 2015
	*	38.16	February 13, 2007	February 10, 2017
Jianmin Zhu	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	96.7	September 1, 2009	September 1, 2017
Maohua Sun	*	38.16	February 10, 2009	February 10, 2017
	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	96.70	September 1, 2009	September 1, 2017
	*	102.84	November 18, 2011	November 18, 2019
	*	87.96	March 28, 2012	March 28, 2020
	*	70.32	September 18, 2012	September 18, 2020
	*	78.56	January 27, 2013	January 27, 2021
Lan Tang	*	58.39	February 13, 2007	February 13, 2015
	*	38.16	February 10, 2009	February 10, 2017
	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	96.70	September 1, 2009	September 1, 2017
	*	102.84	November 18, 2011	November 18, 2019
	*	87.96	March 28, 2012	March 28, 2020
	*	70.32	September 18, 2012	September 18, 2020
	*	78.56	January 27, 2013	January 27, 2021

Dongjie Guo	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	96.70	September 1, 2009	September 1, 2017
	*	102.84	November 18, 2011	November 18, 2019
	*	87.96	March 28, 2012	March 28, 2020
	*	70.32	September 18, 2012	September 18, 2020
	*	78.56	January 27, 2013	January 27, 2021
Xiaoping Li	*	37.56	January 23, 2009	January 23, 2017
	*	96.70	September 1, 2009	September 1, 2017
	*	102.84	November 18, 2011	November 18, 2019
	*	87.96	March 28, 2012	March 28, 2020
	*	70.32	September 18, 2012	September 18, 2020
	*	78.56	January 27, 2013	January 27, 2021
Xiaoliang Ding	*	38.16	February 10, 2009	February 10, 2017
	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	96.70	September 1, 2009	September 1, 2017
	*	125.16	January 29, 2010	January 29, 2018
	*	152.00	March 1, 2011	March 1, 2019
	*	102.84	November 18, 2011	November 18, 2019
	*	87.96	March 28, 2012	March 28, 2020
	*	70.32	September 18, 2012	September 18, 2020
Xiaofan Wang	*	38.16	February 10, 2009	February 10, 2017
	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	96.70	September 1, 2009	September 1, 2017
	*	102.84	November 18, 2011	November 18, 2019
	*	87.96	March 28, 2012	March 28, 2020
Yuxiang Zhuang	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	96.7	September 1, 2009	September 1, 2017
	*	102.84	November 18, 2011	November 18, 2019
	*	87.96	March 28, 2012	March 28, 2020
	*	70.32	September 18, 2012	September 18, 2020
Hao Jiang	*	38.16	February 10, 2009	February 10, 2017
	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	96.70	September 1, 2009	September 1, 2017
	*	102.84	November 18, 2011	November 18, 2019
	*	70.32	September 18, 2012	September 18, 2020
	*	78.56	January 27, 2013	January 27, 2021
Jiqin Fang	*	58.39	February 13, 2007	February 13, 2015
	*	38.16	February 10, 2009	February 10, 2017
	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	96.70	September 1, 2009	September 1, 2017
	*	102.84	November 18, 2011	November 18, 2019
	*	87.96	March 28, 2012	March 28, 2020
	*	70.32	September 18, 2012	September 18, 2020
	*	78.56	January 27, 2013	January 27, 2021
Tingting Zhang	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	96.70	September 1, 2009	September 1, 2017
	*	102.84	November 18, 2011	November 18, 2019
	*	87.96	March 28, 2012	March 28, 2020
	*	70.32	September 18, 2012	September 18, 2020
	*	78.56	January 27, 2013	January 27, 2021

Qi Shi	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	96.70	September 1, 2009	September 1, 2017
	*	102.84	November 18, 2011	November 18, 2019
	*	87.96	March 28, 2012	March 28, 2020
	*	70.32	September 18, 2012	September 18, 2020
	*	78.56	January 27, 2013	January 27, 2021
Yaming Ye	*	87.96	March 28, 2012	March 28, 2020
	*	70.32	September 18, 2012	September 18, 2020
	*	78.56	January 27, 2013	January 27, 2021
Yan Feng	*	58.39	February 13, 2007	February 13, 2015
	*	38.16	February 10, 2009	February 10, 2017
	*	37.56	January 23, 2009	January 23, 2017
	*	38.16	February 10, 2009	February 10, 2017
	*	96.70	September 1, 2009	September 1, 2017
	*	125.16	January 29, 2010	January 29, 2018
	*	152.00	March 1, 2011	March 1, 2019
	*	102.84	November 18, 2011	November 18, 2019
	*	87.96	March 28, 2012	March 28, 2020
	*	70.32	September 18, 2012	September 18, 2020
	*	78.56	January 27, 2013	January 27, 2021
Other Employees	1,657,291	From 18.245 to 158.44	From April 20, 2005 to January 27, 2013	From April 20, 2013 to January 27, 2021
Total	4,595,164

*                 Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

The following table summarizes, as of February 28, 2013, the outstanding restricted share units granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other employees in the aggregate.

	Ordinary Shares Underlying Restricted Share Unit Granted	Date of Grant
James Jianzhang Liang	3,333	January 29, 2010
	12,500	March 1, 2011
	33,000	January 27, 2013
Min Fan	16,667	January 29, 2010
	50,000	March 1, 2011
	25,000	November 8, 2011
	6,000	January 27, 2013
Jane Jie Sun	10,000	January 29, 2010
	30,000	March 1, 2011
	15,000	January 27, 2013
Jenny Wenjie Wu	*	January 27, 2013
Neil Nanpeng Shen	*	January 27, 2013
Qi Ji	*	January 29, 2010
	*	January 27, 2013
Gabriel Li	*	January 29, 2010
JP Gan	*	January 29, 2010
Suyang Zhang	*	January 29, 2010
	*	January 27, 2013
Jianmin Zhu	*	January 29, 2010
Maohua Sun	*	January 29, 2010
	*	March 1, 2011
	*	January 27, 2013
Lan Tang	*	January 29, 2010
	*	March 1, 2011
	*	March 28, 2012
Dongjie Guo	*	January 29, 2010
	*	March 1, 2011
	*	November 18, 2011
	*	March 28, 2012
	*	January 27, 2013
Xiaoping Li	*	January 29, 2010
	*	March 1, 2011
	*	March 28, 2012
	*	January 27, 2013
Xiaoliang Ding	*	January 27, 2013
Xiaofan Wang	*	January 29, 2010
	*	March 1, 2011
	*	November 18, 2011
	*	March 28, 2012
Yuxiang Zhuang	*	January 29, 2010
	*	March 1, 2011
	*	November 18, 2011
	*	March 28, 2012
	*	January 27, 2013
Hao Jiang	*	January 29, 2010
	*	March 1, 2011
	*	November 18, 2011
	*	March 28, 2012
Jiqin Fang	*	January 29, 2010
	*	March 1, 2011
	*	November 18, 2011
	*	January 27, 2013
Tingting Zhang	*	January 29, 2010
	*	March 1, 2011
	*	November 18, 2011
Qi Shi	*	January 29, 2010
	*	March 1, 2011
	*	November 18, 2011
Yaming Ye	*	September 9, 2011
Yan Feng	*	March 1, 2011
	*	January 27, 2013
Other Employees	518,664	From January 29, 2010 to January 27, 2013
Total	788,458

*                 Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for than 1% of our total outstanding ordinary shares.

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

Termination or Amendment of Plans. The 2005 Plan terminated automatically in 2009 although the termination does not affect the rights of the optionees who received option grants under the 2005 Plan. There were 824,941 options issued and outstanding under the 2005 Plan as of February 28, 2013.

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

C.     Board Practices

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The NASDAQ Stock Market, Inc. Marketplace Rules, or the NASDAQ Rules.

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

D.      Employees

As of December 31, 2012, we had approximately 19,000 employees, including approximately 1,200 in management and administration, approximately 10.900 in our customer service centers, approximately 2,200 in sales and marketing, and approximately 4,700 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Guangzhou and Shenzhen. We consider our relations with our employees to be good.

E.     Share Ownership

As of February 28, 2013, 32,442,147 of our ordinary shares were issued and outstanding (excluding the 688,080 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). As of the same date, there were 4,595,164 options and 788,458 restricted share units issued and outstanding under our 2005 Plan and 2007 Plan, which, once vested, are exercisable for the equivalent amount of our ordinary shares. For information regarding 2005 Plan and 2007 Plan, see “Item 6.B. Compensation.” Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, taking into account the aggregate number of ordinary shares underlying share options and restricted share units that were outstanding as of, and exercisable within 60 days after, February 28, 2013, by each of our directors and senior management. For information regarding share options and restricted share units granted to our directors and senior executive officers, see “Item 6.B. Compensation.” Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Directors and Senior Management:
Min Fan (3)	1,033,987	2.9%
James Jianzhang Liang (4)	760,149	2.2%
Jane Jie Sun (5)	648,899	1.9%
Neil Nanpeng Shen (6)	*	*
Lan Tang	*	*
Dongjie Guo	*	*
Hao Jiang	*	*
Yuxiang Zhuang	*	*
Xiaoliang Ding	*	*
Maohua Sun	*	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	*
All directors and officers as a group (7)	3,291,898	8.9%
Principal Shareholders:
Entities affiliated with OppenheimerFunds, Inc. (8)	7,606,083	23.51%
Capital World Investors (9)	3,434,950	10.62%
Baillie Gifford & Co (Scottish Partnership) (10)	2,031,612	6.28%

*            Less than 1% of our total outstanding ordinary shares.

Notes:

(1)         Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)      For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 32,442,147, being the number of ordinary shares outstanding as of February 28, 2013, the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after February 28, 2013, and the number of ordinary shares in the form of ADSs assuming full conversion of notes held by such person or group to ADSs at the initial conversion rate.

(3)      Includes 286,021 ordinary shares held by Perfectpoint International Limited, a British Virgin Islands company owned by Mr. Fan and 683,333 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2013 held by Mr. Fan and 64,633 ordinary shares in the form of ADSs assuming full conversion of US$5,000,000 notes that Mr. Fan holds to ADSs at the initial conversion price.

(4)      Includes 410,000 ordinary shares held by Mr. Liang and 156,250 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2013 held by Mr. Liang and 193,899 ordinary shares in the form of ADSs assuming full conversion of US$15,000,000 notes that Mr. Liang holds to ADSs at the initial conversion price.

(5)      Includes 455,000 ordinary shares held by Ms. Sun that were issuable upon exercise of options exercisable within 60 days after February 28, 2013 and 193,899 ordinary shares in the form of ADSs assuming full conversion of US$15,000,000 notes that Ms. Sun holds to ADSs at the initial conversion price.

(6)      Mr. Shen’s business address is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.

(7)               Includes 873,574 ordinary shares and 1,697,279 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2013 held by all of our current directors and executive officers, as a group, and 721,045 ordinary shares in the form of ADSs assuming full conversion of US$55,780,000 notes that certain directors and executive officers hold to ADSs at the initial conversion price.

(8)             Includes 4,217,453 ordinary shares held by OppenheimerFunds, Inc. and 3,388,630 ordinary shares held by Oppenheimer Developing Markets Fund. Information regarding beneficial ownership is reported as of December 31, 2012, based on the information contained in the Schedule 13G/A filed by OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund with the SEC on February 13, 2013. Please see the Schedule 13G/A filed by OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund with the SEC on February 13, 2013 for information relating to OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund. The business address of OppenheimerFunds, Inc. is Two World Financial Center, 225 Liberty Street, New York, NY 10281, the United States of America. The business address of Oppenheimer Developing Markets Fund is 6803 S. Tucson Way, Centennial, CO 80112, the United States of America.

(9)             Includes 3,434,950 ordinary shares held by Capital World Investors, a division of Capital Research and Management Company. Information regarding beneficial ownership is reported as of December 31, 2012, based on the information contained in the Schedule 13G/A filed by Capital World Investors with the SEC on February 7, , 2013. Please see the Schedule 13G/A filed by Capital World Investors with the SEC on February 7, 2013 for information relating to Capital World Investors. The address for Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071, the United States of America.

(10)      Includes 2,031,612 ordinary shares held by Baillie Gifford & Co (Scottish Partnership). Information regarding beneficial ownership is reported as of December 31, 2012, based on the information contained in the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with the SEC on February 11, 2013. Please see the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with the SEC on February 11,, 2013 for information relating to Baillie Gifford & Co (Scottish Partnership). The address for Baillie Gifford & Co (Scottish Partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

As of February 28, 2013, 32,442,147 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 28, 2013, 32,242,464 ordinary shares, or 99.4% of our total outstanding ordinary shares, were held by two record shareholders in the United States, including 688,080 ordinary shares held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

Please refer to “Item 6. Share Ownership.”

B.     Related Party Transactions

Arrangements with Consolidated Affiliated Chinese Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. Therefore, we conduct part of our operations in our non-hotel reservation businesses through a series of agreements between our PRC subsidiaries, our affiliated Chinese entities and/or their respective shareholders. Our affiliated Chinese entities hold the licenses and approvals for conducting the air-ticketing, travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our affiliated Chinese entities. We have recently amended and restated the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. Moreover, we plan to enter into the same series of agreements with all of our future affiliated Chinese entities. As of the date of this report, Min Fan, our vice chairman of the board and president, and Dongjie Guo and Maohua Sun,  our officers, are the principal record owners of our affiliated Chinese entities.

As of the date of this report, the equity holding structures of each of our significant affiliated Chinese entities are as follows:

•              Maohua Sun and Ctrip Commerce owned 4% and 96%, respectively, of Beijing Ctrip.

•              Maohua Sun and Min Fan owned 10.2% and 89.8%, respectively, of Ctrip Commerce.

•              Ctrip Commerce and Maohua Sun owned 99.57% and 0.36% of Shanghai Huacheng, respectively.

•              Min Fan and Dongjie Guo owned 90% and 10%, respectively, of Guangzhou Ctrip International Travel Agency Co., Ltd., or Guangzhou Ctrip, as well as Shenzhen Ctrip Travel Agency Co., Ltd., or Shenzhen Ctrip.

•              Min Fan owned 100% of Shanghai Ctrip International Travel Agency Co., Ltd. (formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.), or Shanghai Ctrip.

•              Shanghai Ctrip owned 100% of Chengdu Ctrip Travel Agency Co., Ltd., or Chengdu Ctrip, as well as Chengdu Ctrip International Travel Agency Co., Ltd., or Chengdu Ctrip International.

•              Ctrip Commerce and Ctrip Computer Technology owned 90% and 10%, respectively, of Ctrip Insurance Agency Co., Ltd., or Ctrip Insurance.

We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and our respective affiliated Chinese entities are almost identical except for the amount of the business loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that the shareholders of our affiliated Chinese entities will not receive any personal benefits from these agreements except as shareholders of our company. According to our PRC counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current laws and regulations of China. The principal terms of these agreements are described below.

Powers of Attorney. Each of the shareholders of our affiliated Chinese entities signed an irrevocable power of attorney to appoint Ctrip Computer Technology, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of our affiliated Chinese entities. Each power of attorney will remain effective during the existence of the applicable affiliated Chinese entity. The Power of Attorney shall remain effective as long as the applicable affiliated Chinese entity exists, and the shareholders of our affiliated Chinese entities are not entitled to terminate or amend the terms of the Power of Attorneys without prior written consent from us.

Amended and Restated Technical Consulting and Services Agreements. Ctrip Computer Technology, Ctrip Travel Network and Ctrip Travel Information, each a wholly owned PRC subsidiary of ours,  provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. In consideration for our services, our affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2012, our affiliated Chinese entities paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB7 (US$1) to RMB82 (US$13) per ticket and from RMB29 (US$5) to RMB234 (US$38) per person per tour.  Although the service fees are typically determined based on the number of air tickets sold and packaged tour products sold, given the fact that the nominee shareholders of our affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our affiliated Chinese entities in the form of service fees. The services fees paid by all of our affiliated Chinese entities as a percentage of their total net income were 93.1%, 77.7% and 82.7% for the years ended December 31, 2010, 2011 and 2012.  The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable affiliate Chinese entity.

Amended and Restated Share Pledge Agreements. The shareholders of our affiliated Chinese entities have pledged their respective equity interests in our affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by our affiliated Chinese entities of the technical and consulting services fees to us under the amended and restated technical consulting and services agreements, repayment of the business loan under the amended and restated business loan agreements and performance of obligations under the amended and restated exclusive option agreements, each agreement as described herein. In the event any of our affiliated Chinese entity breaches any of its obligations or any shareholder of our affiliated Chinese entities breaches his/her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the PRC citizen(s) designated by us. These amended and restated share pledge agreements came into effect on the day when the respective pledgors became shareholders of our affiliated Chinese entities, and shall expire two years after the pledgor and the affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.

Amended and Restated Business Loan Agreements. Under the amended and restated business loan agreements we entered into with the shareholders of our affiliated Chinese entities, we extended long-term business loans to these shareholders of our affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of our affiliated Chinese entities. These loan amounts were injected into the affiliated Chinese entities as capital and cannot be accessed for any personal uses. The amended and restated business loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of our affiliated Chinese entities have no right to unilaterally terminate these agreements. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our affiliated Chinese entities, as described in the following paragraph, and the amended and restated business loan agreements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

The following table sets forth, as of the date of this report, the amount of each business loan, the date each amended and restated business loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the relevant significant affiliated Chinese entity.

Date of Loan Agreement	Borrower	Significant Affiliated Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in thousands	(in thousands			(in thousands	(in thousands
			of RMB)	of US$)			of RMB)	of US$)
February 28, 2013	Min Fan	Ctrip Commerce	26,940.0	4,276.2	None	February 27, 2023	26,940.0	4,276.2
February 28, 2013	Maohua Sun	Ctrip Commerce	3,060.0	485.7	None	February 27, 2023	3060.0	485.7
February 28, 2013	Maohua Sun	Huacheng	250.0	39.7	None	February 27, 2023	250.0	39.7
February 28, 2013	Maohua Sun	Beijing Ctrip	1,600.0	254.0	None	February 27, 2023	1,600.0	254.0
February 28, 2013	Min Fan	Shanghai Ctrip	5,480.0	869.8	None	February 27, 2023	5,480.0	869.8
February 28, 2013	Min Fan	Shenzhen Ctrip	2,250.0	357.1	None	February 27, 2023	2250.0	357.1
February 28, 2013	Dongjie Guo	Shenzhen Ctrip	250.0	39.7	None	February 27, 2023	250.0	39.7
February 28, 2013	Dongjie Guo	Guangzhou Ctrip	300.0	47.6	None	February 27, 2023	300.0	47.6
February 28, 2013	Min Fan	Guangzhou Ctrip	2,700.0	428.6	None	February 27, 2023	2,700.0	428.6

Amended and Restated Exclusive Option Agreements. As consideration for our entering into the amended and restated business loan agreements described above, each of the shareholders of our affiliated Chinese entities has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in our affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the relevant affiliated Chinese entity. The purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of our affiliated Chinese entities pursuant to the amended and restated business loan agreements as the loans were used solely for equity contribution purposes.  The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the applicable affiliate Chinese entity. Our affiliated Chinese entities and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of our affiliated Chinese entities without our prior written consent. They also agree to accept our guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

In addition, we also enter into amended and restated technical consulting and services agreements with our majority or wholly owned subsidiaries of the affiliated Chinese entities, such as Chengdu Ctrip and Chengdu Ctrip International, and these subsidiaries pay us service fees based on the level of services provided. The existence of such amended and restated technical consulting and services agreements provides us with the enhanced ability to transfer economic benefits of these majority or wholly owned subsidiaries of the affiliated Chinese entities to us in exchange for the services provided, and this is in addition to our existing ability to consolidate and extract the economic benefits of these majority or wholly owned subsidiaries of the affiliated Chinese entities (for instance, the affiliated Chinese entities may cause the economic benefits to be channeled to them in the form of dividends, which then may be further consolidated and absorbed by us through the contractual arrangements described above).

Share Incentive Grants

Please refer to “Item 6.B. Compensation —Employee’s Share Incentive Plans.”

Commissions from Home Inns and its affiliates

As of December 31, 2012, we held approximately 16% stake in Home Inns, one of our hotel suppliers, and have two directors in common with it. Home Inns and its affiliates have entered into agreements with us to provide hotel rooms for our customers. Total commissions from Home Inns and its affiliates amounted to RMB18.2 million, RMB17.7 million and RMB35.9 million (US$5.8 million) for the years ended December 31, 2010, 2011 and 2012, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

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

Commissions from Hanting and its affiliates

One of our hotel suppliers, Hanting, has a director in common with our company and a director who is a family member of one of our officers. Hanting has entered into agreements with us to provide hotel rooms for our customers. Total commissions Hanting paid us amounted to RMB9.5 million, RMB8.0 million, RMB11.0 million (US$1.8 million) for the years ended December 31, 2010, 2011 and 2012, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in China Lodging Group Limited, or Hanting, through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering equal to Hanting’s initial public offering price.

Advertisement purchase from Focus Media Holding Limited (“Focus Media”)

One of our advertisement service suppliers, Focus Media, has a director in common with our company. We entered into agreements with affiliates of Focus Media to purchase advertisement service. Total advertisement purchase from Focus Media for the year ended December 31, 2010 is RMB300 thousand. We did not purchase any advertisement from Focus Media in 2011 and 2012.  The purchase was made in our ordinary course of business on terms substantially similar to those for our unrelated advertisement suppliers.

Printing expense to Joyu Tourism Operating Group

We entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with our company. Total editing expenses to Joyu Tourism Operating Group amounted to RMB2.2 million, RMB2.2 million and RMB2.2 million (US$0.4 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

Purchase of tour package service from Ananda Travel Service (Aust.) Pty Limited (“Ananda”)

We purchased tour package service from Ananda, an association investment of HKWOT (BVI) Limited. Tour package purchase from Ananda for the year ended December 31, 2010, 2011 and 2012 amounted to RMB21 million, RMB29 million and RMB33 million (US$5.3 million), respectively.

Sale of 51% of interest in Starway Hotels (Hong Kong) Limited to China Lodging Holdings (HK) Limited

In 2012 pursuant to a definitive agreement dated April 15th, among Starway Hotels (Hong Kong) Limited, C-Travel International Limited and China Lodging Holdings (HK) Limited, a wholly owned subsidiary of China Lodging Group Limited which has a director in common with our company, we disposed 51% of interest in Starway Hotels (Hong Kong) Limited to China Lodging Holdings (HK) Limited with a consideration of RMB17.1 million (US$2.7 million).  As of December 31, 2012, our remaining aggregate equity interest in Starway Hotels (Hong Kong) Limited was approximately 49% of the total outstanding ordinary shares of Starway Hotels (Hong Kong) Limited. Total commissions Starway Hotels (Hong Kong) Limited paid us amounted to RMB7.1 million (US$1.1 million) for the period from May 1, 2012 to December 31, 2012.

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

Dividend Policy

During the past five years, we distributed dividends in July 2008 in the aggregate amount of RMB112 million (US$16 million) to our shareholders of record as of June 12, 2008, at a dividend rate of RMB3.38, or US$0.488, per ordinary share.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market and the NASDAQ Global Select Market for the periods presented and all prices have been retroactively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 0.25 of an ordinary share effective on January 21, 2010 for all periods presented. The closing price of our ADSs on March 28, 2013 was US$21.38 per ADS.

	Trading Price (US$)
	High	Low
2008	35.45	8.21
2009	39.30	9.20
2010	53.16	29.90
2011	50.57	22.33
First Quarter	47.03	36.64
Second Quarter	50.57	38.81
Third Quarter	47.54	30.29
Fourth Quarter	38.33	22.33
2012	28.12	12.36
First Quarter	28.12	21.01
Second Quarter	22.13	16.25
Third Quarter	18.95	12.36
Fourth Quarter	23.68	16.63
Monthly Highs and Lows
September 2012	18.95	15.63
October 2012	20.44	16.63
November 2012	21.49	16.9
December 2012	23.68	17.48
January 2013	24.86	19.01
February 2013	22.41	19.10
March 2013 (through March 28, 2013)	22.47	19.02

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

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder or shareholders collectively present in person or by proxy and holding at least ten percent of the shares giving a right to attend and vote at the meeting.

A quorum required for a meeting of shareholders consists of at least two shareholders (or, if our company has only one shareholder, that one shareholder) holding at least one-third of the outstanding voting shares in our company, present or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than ten percent in par value of our voting share capital. Advance notice of at least seven days is required for the convening of any of our shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares cast in a general meeting. A special resolution is required for matters such as a change of name or amending the memorandum and articles of association. Holders of the ordinary shares may by ordinary resolution, among other things, make changes in the amount of our authorized share capital and consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital and cancel any authorized but unissued shares.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on the terms that such shares are subject to redemption, at our option or at the option of the holders thereof on such terms and in such manner as may be determined, prior to the issue of such shares, by special resolution. Our company may also repurchase any of our shares (including redeemable shares) provided that the manner of such purchase has been authorized by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption of repurchase, or out of capital if our company shall, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Company Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) our company has commenced liquidation.  In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Shareholder Rights Plan

On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on December 3, 2007. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from us one ordinary share at a price of US$700 per ordinary share, subject to adjustment.

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

For details of our board committees, see “Item 6.C. Board Practices—Board of Directors.”

C.     Material Contracts

Please refer to “Item 4. Information on the Company — A. History and Development of the Company” and “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a summary of the following material contracts we have entered into during the two years immediately preceding the date of this annual report: (i) a land use right contract dated September 30, 2011 between the Bureau of Land and Resources Chengdu and Chengdu Ctrip Information Technology Co., Ltd.; (ii) a sale and purchase agreement dated December 9, 2011 among Shang Hongqiao Linkong Science and Technology Development Company, Ctrip Computer Technology (Shanghai) Co., Ltd and Shanghai Huanji Digital Technology Limited; (iii) a construction contract dated February 25, 2012 between Hunan No. 1 Engineering Company and Chengdu Ctrip Travel Service Co Ltd.; and (iv) an Indenture, dated September 25, 2012, constituting US$180.0 million 0.50% Convertible Senior Notes due 2017.  Other than these contracts set forth above, we have not entered into any material contracts other than in the ordinary course of business for the two years immediately preceding the date of this annual report.

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

Cayman Islands Taxation

According to Maples and Calder, the Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax.  The Cayman Islands are not party to a double tax treaty with any country that is applicable to any payments made to or by us.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, for a period of 20 years from 14 March, 2000, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital to our members or a payment of principal or interest or other sums due under a debenture or other obligation.

PRC Taxation

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% for our foreign ADS holders may be imposed on dividends they receive from us and on gains realized on their sale or other disposition of ADSs, if such income is considered as income derived from within China. See “Risk factors—Risks Related to Our Corporate Structure—Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Certain United States Federal Income Tax Considerations

The following is a summary of certain of the United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States. Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code and regulations, rulings and decisions thereunder as of the date hereof, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the United States Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as banks, insurance companies, broker dealers, dealers or traders in securities or commodities, tax-exempt entities, persons liable for alternative minimum tax, U.S. expatriates, regulated investment companies or real estate investment trusts, partnerships (including any pass-through or other entity treated as partnerships for U.S. federal income tax purposes) or persons holding ADSs or ordinary shares through partnerships (including any pass-through or other entity treated as partnerships for U.S. federal income tax purposes), persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction, investors whose “functional currency” is not the U.S. dollars, holders that actually or constructively own 10% or more (by voting power or value) of all classes of our outstanding capital stock, or persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

In addition, this summary does not discuss any state, local or estate or gift tax considerations and, except for the limited instances where PRC tax law and potential PRC taxes are discussed below, does not discuss any non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND NON-UNITED STATES TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the description below under “—Passive Foreign Investment Company,” the amount of any distribution to you with respect to the ADSs or ordinary shares, before deduction for any taxes imposed by the PRC, will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders (including individual U.S. Holders), dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of an income tax treaty with the United States that the U.S. Treasury has determined satisfactory for purposes of the rules applicable to qualified dividends and that includes an exchange of information program, (2) we are neither a passive foreign investment company, or PFIC, nor treated as such with respect to you (as discussed below) for our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under its Enterprise Income Tax Law, or EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

For United States foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will constitute passive category income. Depending on your particular facts and circumstances, the you may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you will be permitted instead to claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on your particular facts and circumstances. Accordingly, you should consult your tax advisors regarding the availability of the foreign tax credit based on your particular circumstances.

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to description below under “—Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference, if any, between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Your tax basis in an ADS or ordinary share will generally be equal to the cost of such ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss recognized on a sale, exchange or other taxable disposition of the ADSs or ordinary shares in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2012. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2013 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder will continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund, or QEF, elections, which, if available, would result in tax treatment different from, and generally less adverse than, the general tax treatment for PFICs described above.

In the case of a U.S. Holder who has held our ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continue to hold such ADSs or ordinary shares (or any portion thereof), and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares. You should consult your tax advisors concerning the United States federal income tax consequences of purchasing, holding and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and final regulations thereunder, individual U.S. Holders and certain entities may be required to submit certain information to the IRS with respect to his or her beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders are urged to consult their tax advisors regarding their tax filing requirements with respect to an investment in our ADSs or ordinary shares.

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

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

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks and interest rate associated to the issuance of US$180 million 0.5% convertible senior notes due 2017. The convertible notes we issued in September 2012 bear interest at a rate of 0.5% per year, payable semiannually in arrears on March 15 of each year, beginning on March 15, 2013. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance as of December 31, 2012, a one basis point decrease in interest rates would result in approximately a RMB1.7 million decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while the majority of our revenues are denominated in RMB. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar-denominated assets. From 2009, Ctrip.com International, Ltd., our listed company incorporated in the Cayman Islands, changed its functional currency from RMB to U.S. dollars due to changes in its economic facts and circumstances, including growth in our existing operations outside of mainland China and an active plan to explore overseas markets. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. For the year ended December 31, 2012, foreign exchange gains accounted for approximately 1% of our net income. As of December 31, 2012, a 1% strengthening/weakening of RMB against U.S. dollar would have increased/decreased our net income by 0.5%. See “Risk Factors—Risks Related to Doing Business in China— Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.”

Investment Risk. As of December 31, 2012, our equity investments, including marketable securities, totaled US$125 million. We periodically review our investments for impairment. Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  We are unable to control these factors and an impairment charge recognized by us will impact our operating results and financial position.

We have invested through open market purchases and in a private placement transaction a total of US$92 million in approximately 16% stake in Home Inns, a leading economy hotel chain in China. The purchase prices were determined based on the trading prices of Home Inns’ ADSs on the NASDAQ Global Market at the time of each open market purchase or the average closing prices of Home Inns’ ADSs as stipulated in the relevant purchase agreement. If Home Inns experiences a net loss in the future, we would share the net loss of Home Inns proportionate to our equity interest. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in  Hanting, a leading economy hotel chain in China, through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering equal to Hanting’s initial public offering price. As of December 31 2012, the Company recorded the investment in Hanting at a fair value of RMB586 million (approximately US$94 million), with RMB165 million increase in fair value of the investment credited to other comprehensive income. If the ADS price of Home Inns or Hanting declines and becomes lower than our share purchase price, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods.

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

Fees and Payments from the Depositary to Us

We expect to receive from the depositary a reimbursement of approximately US$1.0 million, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2012. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.

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

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, James Jianzhang Liang, and our chief financial officer, Jenny Wenjie Wu, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2012 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2012, as stated in its report, which appears on page F-2 of this Form 20-F.

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

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Board Practices.”

ITEM 16B.        CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, financial controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our annual report on Form 20-F for our fiscal year 2003, and posted the code on our investor relations website at ir.ctrip.com. On March 3, 2009, our board of directors approved amendments to our code of ethics and on July 13, 2012, the code of ethics was further amended and restated by our board of directors. We are filing our amended and restated code of business conduct and ethics as Exhibit 11.1 to this annual report on Form 20-F. You can also find the amended and restated code of business conduct and ethics on our investor relations website at ir.ctrip.com.

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

	For the Year Ended December 31,
	2011	2012	2012
	RMB	RMB	US$
Audit fees(1)	7,466,306	7,950,005	1,276,064
Other services	675,788	192,300	30,866

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

ITEM 16E.        PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 30, 2008 and September 30, 2008, our board of directors and shareholders respectively approved a share repurchase plan (the “2008 Repurchase Plan”), pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$15 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our capital. On September 30, 2011, our board of directors approved an additional share repurchase plan (the “2011 Repurchase Plan”) pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$100 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. On June 13, 2012, our board of directors approved an additional share repurchase plan (the “2012 Repurchase Plan” and, together with the 2008 Repurchase Plan and the 2011 Repurchase Plan, the “Plans”) pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$300 million by a repurchase of corresponding ordinary shares from the depositary. Under the Plans, we were authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions, in the their judgment, warrant, in accordance with all applicable requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and on the terms set out in the resolutions of our board of directors approving such share repurchase. As of the date of this annual report on Form 20-F, we purchased approximately 17.5 million ADSs with a total consideration of approximately US$298.5 million from the open market under the Plans.

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(2)
October 2011	149,369	US$	34.52	149,369	US$	34.52
December 2011	821,960	US$	24.33	821,960	US$	24.33
April 2012	947,691	US$	21.10	947,691	US$	21.10
May 2012	2,024,226	US$	19.31	2,024,226	US$	19.31
June 2012	2,871,002	US$	17.19	2,871,002	US$	17.19
July 2012	6,777,694	US$	14.82	6,777,694	US$	14.82
August 2012	640,630	US$	12.70	640,630	US$	12.70
September 2012	2,401,978	US$	17.58	2,401,978	US$	17.58
October 2012	574,932	US$	16.93	574,932	US$	16.93
November 2012	239,783	US$	17.52	239,783	US$	17.52
December 2012	11,957	US$	17.53	11,957	US$	17.53
Total	17,461,222	US$	17.10	17,461,222	US$	17.10

(1)         Each ADS represents 0.25 ordinary shares.

(2)         Includes the 2008 Repurchase Plan, the 2011 Repurchase Plan and the 2012 Repurchase Plan.

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
1.1

Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

1.2

Amendment to the Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. adopted by the shareholders of Ctrip.com International, Ltd. on October 17, 2006 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 17, 2006)

1	.3*	Amendment to the Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. adopted by the shareholders of Ctrip.com International, Ltd. on October 26, 2012
2.1

Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to the prospectus dated January 25, 2010 as part of the Registration Statement on Form F-6 (file no. 333-145167) filed with the Securities and Exchange Commission on August 6, 2007)

2.2

Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.3

Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2007)

2.4

Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.1

Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) and Exhibit 10.23 from our Registration Statement on Form F-2 (file no. 333-121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3

Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4

Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5

Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.6

Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4	.7*

Translation of Executed Form of Amended and Restated Technical Consulting and Services Agreement between a wholly owned subsidiary of the Registrant and an Affiliated Chinese Entity of the Registrant, as currently in effect

4	.8*

Translation of Executed Form of Amended and Restated Business Loan Agreement between a wholly owned subsidiary of the Registrant and shareholders of an Affiliated Chinese Entity of the Registrant, as currently in effect

4	.9*

Translation of Executed Form of Amended and Restated Exclusive Option Agreement among a wholly owned subsidiary of the Registrant, an Affiliated Chinese Entity of the Registrant and a shareholder of the Affiliated Chinese Entity, as currently in effect

4	.10*

Translation of Executed Form of Amended and Restated Share Pledge Agreement between a wholly owned subsidiary of the Registrant and a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect

4	.11*	Translation of Executed Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect

4.12

Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13

Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.14

Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.15

Translation of Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 22, 2005)

4.16

Translation of Construction Agreement dated February 13, 2006 between Shanghai No. 1 Construction Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.17

Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.18

Ctrip.com International, Ltd. 2007 Share Incentive Plan, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.19

Summary of key terms of the form revolving credit facility agreement between each of Ctrip Computer Technology (Shanghai) Co., Ltd., Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. and our consolidated affiliated Chinese entity, Shanghai Huacheng Southwest Travel Agency Co., Ltd., and China Merchants Bank, Shanghai Branch (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.20

Purchase Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.21

Registration Rights Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.22

Sale and Purchase Agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-3 (file no. 333-165150) filed with the Securities and Exchange Commission on March 2, 2010)

4.23

Subscription Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(A) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.24

Share Purchase Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and the selling shareholders named therein (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.25

Investor and Registration Rights Agreement dated March 12 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.26

Translation of Construction Contract as of February 2012 between Chengdu Ctrip Information Technology Co., Ltd. and Hunan No. 1 Engineering Co., Ltd. (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.27

Translation of Construction Contract dated September 8, 2008 between Ctrip Information Technology (Nantong) Co., Ltd. and Shanghai No. 1 Construction Co., Ltd. (incorporated by reference to Exhibit 4.28 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.28

Translation of Framework Agreement for Purchase and Sale of 3-9F Building A of Hongqiao International Technology Square dated December 9, 2011 among Shanghai Hongqiao Linkong Technology Development Co., Ltd., Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huanji Digital Technology Co., Ltd. (incorporated by reference to Exhibit 4.29 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.29

Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4	.30*	Indenture, dated September 25, 2012, constituting US$180.0 million 0.50% Convertible Senior Notes due 2017
8	.1*	List of Significant Consolidated Entities of the Registrant
11	.1*	Code of Business Conduct and Ethics of the Registrant, as amended and restated as of July 3, 2012
12	.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	.1*	Consent of Maples and Calder
15	.2*	Consent of Commerce & Finance Law Offices
15	.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company
101.INS***		XBRL Instance Document
101.SCH***		XBRL Taxonomy Extension Schema Document
101.CAL***		XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***		XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***		XBRL Taxonomy Extension Label Linkbase Document
101.PRE***		XBRL Taxonomy Extension Presentation Linkbase Document

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

CTRIP.COM INTERNATIONAL, LTD.

	By:	/s/ James Jianzhang Liang
		Name:	James Jianzhang Liang
		Title:	Chief Executive Officer

Date: March 29, 2013

CTRIP.COM INTERNATIONAL, LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ctrip.com International, Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. (the “Company”) and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Report of Management on Internal Control over Financial Reporting appearing in item 15 of the accompanying Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China

March 29, 2013

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Revenues:
Hotel reservation	1,278,043,673	1,486,898,858	1,702,500,571	273,270,184
Air-ticketing	1,206,921,479	1,437,118,164	1,690,285,903	271,309,594
Packaged-tour	380,307,487	534,640,183	689,660,631	110,698,164
Corporate travel	129,658,427	161,610,123	199,756,068	32,063,060
Others	71,781,955	106,036,864	126,989,085	20,383,154
Total revenues	3,066,713,021	3,726,304,192	4,409,192,258	707,724,156
Less: business tax and related surcharges	(185,479,524)	(228,219,564)	(250,401,009)	(40,192,133)
Net revenues	2,881,233,497	3,498,084,628	4,158,791,249	667,532,023

Cost of revenues	(625,261,342)	(805,129,784)	(1,037,791,093)	(166,576,956)

Gross profit	2,255,972,155	2,692,954,844	3,121,000,156	500,955,067

Operating expenses:
Product development	(453,853,000)	(601,485,367)	(911,904,722)	(146,370,800)
Sales and marketing	(453,292,701)	(624,599,686)	(984,002,165)	(157,943,238)
General and administrative	(294,701,167)	(400,875,621)	(570,487,457)	(91,569,552)
Total operating expenses	(1,201,846,868)	(1,626,960,674)	(2,466,394,344)	(395,883,590)
Income from operations	1,054,125,287	1,065,994,170	654,605,812	105,071,477

Interest income	37,585,865	106,002,655	165,799,964	26,612,729
Other income	99,125,516	117,623,725	130,287,943	20,912,657
Income before income tax expense, equity in income of affiliates and noncontrolling interests	1,190,836,668	1,289,620,550	950,693,719	152,596,863

Income tax expense	(205,016,961)	(262,186,225)	(294,525,956)	(47,274,676)
Equity in income of affiliates	66,171,992	57,525,830	34,343,000	5,512,432
Net income	1,051,991,699	1,084,960,155	690,510,763	110,834,619

Less: Net (income) / loss attributable to noncontrolling interests	(3,921,959)	(8,545,258)	23,895,101	3,835,428
Net income attributable to Ctrip’s shareholders	1,048,069,740	1,076,414,897	714,405,864	114,670,047

Net income	1,051,991,699	1,084,960,155	690,510,763	110,834,619
Other comprehensive income:
Foreign currency translation	(70,001,987)	(94,851,411)	21,039,744	3,377,112
Unrealized securities holding gains / (losses), net of tax	346,716,514	(276,586,950)	92,647,858	14,871,007
Total comprehensive income	1,328,706,226	713,521,794	804,198,365	129,082,738

Less: Comprehensive (income) / loss attributable to noncontrolling interests	(3,921,959)	(8,545,258)	23,895,101	3,835,428
Comprehensive income attributable to Ctrip’s shareholders	1,324,784,267	704,976,536	828,093,466	132,918,166

Earnings per ordinary share
— Basic	29.62	29.92	20.87	3.35
— Diluted	27.89	28.30	19.92	3.20

Earnings per ADS
— Basic	7.40	7.48	5.22	0.84
— Diluted	6.97	7.08	4.98	0.80

Weighted average ordinary shares outstanding
— Basic shares	35,385,451	35,977,063	34,236,761	34,236,761
— Diluted shares	37,577,056	38,030,974	36,090,785	36,090,785

Share-based compensation included in Operating expense above is as follows:
Product development	(64,254,080)	(98,955,335)	(132,583,177)	(21,281,067)
Sales and marketing	(33,202,984)	(48,191,019)	(55,892,394)	(8,971,348)
General and administrative	(145,104,394)	(195,645,003)	(243,245,751)	(39,043,635)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2012

	2011	2012	2012
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	3,503,428,418	3,421,532,962	549,193,907
Restricted cash	211,636,294	768,228,577	123,309,189
Short-term investment	1,288,471,562	1,408,664,335	226,106,216
Accounts receivable, net	789,036,329	983,804,403	157,911,495
Due from related parties	4,994,560	5,328,170	855,230
Prepayments and other current assets	561,193,151	993,820,540	159,519,195
Deferred tax assets, current	39,782,201	61,840,526	9,926,089
Total current assets	6,398,542,515	7,643,219,513	1,226,821,321

Long-term deposits and prepayments	155,360,492	210,618,310	33,806,569
Land use rights	113,460,899	110,659,284	17,762,040
Property, equipment and software	683,903,870	1,123,937,191	180,404,358
Investments	1,305,145,043	1,437,247,949	230,694,202
Goodwill	798,601,767	822,585,341	132,034,051
Intangible assets	306,420,192	321,483,420	51,601,647
Total assets	9,761,434,778	11,669,751,008	1,873,124,188

LIABILITIES
Current liabilities:
Short-term borrowings	—	453,478,628	72,788,339
Accounts payable	763,256,074	1,023,672,151	164,310,709
Due to related parties	9,195,558	10,395,726	1,668,629
Salary and welfare payable	145,524,036	229,969,924	36,912,718
Taxes payable	220,604,123	216,456,010	34,743,585
Advances from customers	1,090,852,066	1,414,865,769	227,101,615
Accrued liability for customer reward program	161,838,531	217,548,153	34,918,886
Other payables and accruals	176,789,865	343,757,881	55,176,944
Total current liabilities	2,568,060,253	3,910,144,242	627,621,425

Deferred tax liabilities, non-current	48,308,692	53,309,153	8,556,709
Long-term Debt	—	1,121,418,000	180,000,000

Total liabilities	2,616,368,945	5,084,871,395	816,178,134

Commitments and contingencies (Note 19)

Shareholders’ equity
Share capital (US$0.01 par value; 100,000,000 shares authorized, 35,849,473 and 32,354,634 share issued and outstanding as of December 31, 2011 and 2012, respectively.)	2,939,527	2,979,144	478,186
Additional paid-in capital	3,465,924,424	3,818,256,227	612,872,382
Statutory reserves	98,049,668	103,222,512	16,568,356
Accumulated other comprehensive loss	(172,466,277)	(58,778,675)	(9,434,628)
Retained earnings	3,806,608,747	4,515,841,767	724,842,580
Less: Treasury stock (242,832 and 4,365,306 shares at December 31, 2011 and 2012, respectively)	(158,761,225)	(1,891,888,900)	(303,669,106)
Total Ctrip’s shareholders’ equity	7,042,294,864	6,489,632,075	1,041,657,770

Noncontrolling interests	102,770,969	95,247,538	15,288,284

Total shareholders’ equity	7,145,065,833	6,584,879,613	1,056,946,054

Total liabilities and shareholders’ equity	9,761,434,778	11,669,751,008	1,873,124,188

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Ordinary shares (US$0.01 par value)		Additional		Accumulated other			Total Ctrip’s		Total
	Number	Par	paid-in	Statutory	comprehensive	Retained	Treasury	shareholders’	Noncontrolling	shareholders’
	of shares	Value	capital	reserves	Income/(loss)	earnings	Stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2009	34,054,944	2,801,334	1,219,815,250	72,489,182	(77,742,443)	1,707,684,596	—	2,925,047,919	61,660,379	2,986,708,298
Exercise of share option	191,469	12,940	49,508,374	—	—	—	—	49,521,314	—	49,521,314
Transaction offering	1,638,750	111,858	1,564,091,883	—	—	—	—	1,564,203,741	—	1,564,203,741
Share-based compensation	—	—	242,561,458	—	—	—	—	242,561,458	—	242,561,458
Appropriations to statutory reserves	—	—	—	20,895,726	—	(20,895,726)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(70,001,987)	—	—	(70,001,987)	—	(70,001,987)
Unrealized securities holding gains	—	—	—	—	346,716,514	—	—	346,716,514	—	346,716,514
Net income	—	—	—	—	—	1,048,069,740	—	1,048,069,740	3,921,959	1,051,991,699
Acquisition of additional stake in a subsidiary	—	—	—	—	—	—	—	—	40,338,913	40,338,913
Establishment of a variable interest entity (“VIE”)	—	—	—	—	—	—	—	—	150,000	150,000
Acquisition of additional stake in a subsidiary	—	—	(2,425,928)	—	—	—	—	(2,425,928)	(19,841,234)	(22,267,162)
Balance as of December 31, 2010	35,885,163	2,926,132	3,073,551,037	93,384,908	198,972,084	2,734,858,610	—	6,103,692,771	86,230,017	6,189,922,788

Exercise of share option	207,142	13,395	51,054,507	—	—	—	—	51,067,902	—	51,067,902
Share-based compensation	—	—	341,581,534	—	—	—	—	341,581,534	—	341,581,534
Appropriations to statutory reserves	—	—	—	4,664,760	—	(4,664,760)	—	—	—	—
Repurchasing common stock	(242,832)	—	—	—	—	—	(158,761,225)	(158,761,225)	—	(158,761,225)
Foreign currency translation adjustments	—	—	—	—	(94,851,411)	—	—	(94,851,411)	—	(94,851,411)
Unrealized securities holding losses	—	—	—	—	(276,586,950)	—	—	(276,586,950)	—	(276,586,950)
Net income	—	—	—	—	—	1,076,414,897	—	1,076,414,897	8,545,258	1,084,960,155
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	18,137,400	18,137,400
Acquisition of additional stake in a subsidiary	—	—	(262,654)	—	—	—	—	(262,654)	(10,141,706)	(10,404,360)
Balance as of December 31, 2011	35,849,473	2,939,527	3,465,924,424	98,049,668	(172,466,277)	3,806,608,747	(158,761,225)	7,042,294,864	102,770,969	7,145,065,833

Issuance of common stock pursuant to share incentive plan	627,635	39,617	93,215,551	—	—	—	—	93,255,168	—	93,255,168
Share-based compensation	—	—	429,165,035	—	—	—	—	429,165,035	—	429,165,035
Appropriations to statutory reserves	—	—	—	5,172,844	—	(5,172,844)	—	—	—	—
Repurchasing common stock	(4,122,474)	—	—	—	—	—	(1,733,127,675)	(1,733,127,675)	—	(1,733,127,675)
Foreign currency translation adjustments	—	—	—	—	21,039,744	—	—	21,039,744	—	21,039,744
Unrealized securities holding gains	—	—	—	—	92,647,858	—	—	92,647,858	—	92,647,858
Purchasing of Purchased Call Option	—	—	(346,009,222)	—	—	—	—	(346,009,222)	—	(346,009,222)
Sale of Issued Warrants	—	—	167,503,950	—	—	—	—	167,503,950	—	167,503,950
Purchasing and settlement Capped Call Option	—	—	4,809,282	—	—	—	—	4,809,282	—	4,809,282
Net income / (loss)	—	—	—	—	—	714,405,864	—	714,405,864	(23,895,101)	690,510,763
Disposal of a stake of shares of a subsidiary	—	—	17,577,884	—	—	—	—	17,577,884	2,674,521	20,252,405
Issuance of convertible preferred shares by a subsidiary	—	—	—	—	—	—	—	—	67,243,193	67,243,193
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	12,000,000	12,000,000
Acquisition of additional stake in subsidiaries	—	—	(13,930,677)	—	—	—	—	(13,930,677)	(65,546,044)	(79,476,721)
Balance as of December 31, 2012	32,354,634	2,979,144	3,818,256,227	103,222,512	(58,778,675)	4,515,841,767	(1,891,888,900)	6,489,632,075	95,247,538	6,584,879,613

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	1,051,991,699	1,084,960,155	690,510,763	110,834,619
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	242,561,458	342,791,357	431,721,322	69,296,050
Equity in income of affiliates	(66,171,992)	(57,525,830)	(34,343,000)	(5,512,432)
Gain on deconsolidation of subsidiaries	—	—	(44,432,052)	(7,131,836)
Provision for doubtful accounts	2,522,077	185,443	376,164	60,378
Depreciation of property, equipment and software	62,929,541	78,809,867	88,462,807	14,199,260
Amortization of intangible assets and land use rights	9,742,475	11,066,656	10,538,382	1,691,527
Deferred income tax benefit provision	(18,127,580)	(3,388,535)	(22,757,864)	(3,652,889)
Loss from disposal of property, equipment and software	1,534,119	3,379,449	653,191	104,844
Changes in current assets and liabilities:
Increase in accounts receivable	(179,508,575)	(166,668,439)	(193,874,838)	(31,119,057)
Increase (Decrease) in due from related parties	1,216,410	(1,732,887)	(333,610)	(53,548)
Increase in prepayments and other current assets	(61,770,468)	(203,694,403)	(118,239,096)	(18,978,683)
Decrease(Increase) in long-term deposits	(12,583,994)	496,130	(7,479,664)	(1,200,569)
Increase in accounts payable	186,294,824	166,395,703	255,160,851	40,956,141
Decrease (Increase) in due to related parties	8,376,634	(5,025,904)	1,677,658	269,283
Decrease (Increase) in salary and welfare payable	5,602,497	(14,021,957)	85,511,674	13,725,570
Increase (Decrease) in taxes payable	14,903,513	60,282,019	(3,054,768)	(490,324)
Increase in advances from customers	232,192,281	487,010,431	310,497,590	49,838,300
Increase in accrued liability for customer reward program	33,064,306	40,519,230	55,805,114	8,957,338
Increase in other payables and accruals	35,448,607	27,476,422	147,967,182	23,750,370
Net cash provided by operating activities	1,550,217,832	1,851,314,907	1,654,367,806	265,544,342

Cash flows from investing activities:
Purchase of property, equipment and software	(162,378,845)	(205,212,492)	(543,123,309)	(87,177,302)
Cash paid for investments	(533,009,269)	(5,100,000)	—	—
Cash paid for acquisition, net of cash acquired	(636,643,782)	(27,532,356)	(29,018,885)	(4,657,852)
Purchase of intangible assets	(3,583,200)	(3,233,850)	—	—
Purchase of land use rights	—	(9,747,800)	—	—
(Increase) Decrease in restricted cash	(104,698,534)	5,527,208	(558,620,548)	(89,664,780)
Increase in short-term investment	(1,000,086,864)	(94,647,972)	(123,698,692)	(19,855,009)
Disposal of a subsidiary	—	—	14,556,966	2,336,554

Net cash used in investing activities	(2,440,400,494)	(339,947,262)	(1,239,904,468)	(199,018,389)

Cash flows from financing activities:
Proceeds from short-term bank loan	—	—	453,478,628	72,788,339
Proceeds from exercise of share option	60,994,078	54,416,536	81,911,154	13,147,647
Repurchase of common stock	—	(158,761,225)	(1,733,127,675)	(278,186,173)
Cash received (paid) from noncontrolling investors	150,000	(10,404,359)	(40,289,731)	(6,466,948)
Proceeds from issuance convertible preferred shares by a subsidiary	—	—	63,709,828	10,226,132
Proceeds from issuance of senior convertible notes, net of issuance costs	—	—	1,097,195,400	176,112,005
Proceeds from sale of warrants	—	—	167,503,950	26,886,238
Purchasing of Purchased Call Option	—	—	(346,009,222)	(55,538,310)
Cash outflow for Capped equity	—	—	(259,935,853)	(41,722,581)
Cash received from issuance of common stock	1,564,203,741	—	—	—
Net cash (used in) provided by financing activities	1,625,347,819	(114,749,048)	(515,563,521)	(82,753,651)

Effect of foreign exchange rate changes on cash and cash equivalents	(15,848,428)	(47,125,290)	19,204,727	3,082,571

Net increase (decrease) in cash and cash equivalents	719,316,729	1,349,493,307	(81,895,456)	(13,145,127)
Cash and cash equivalents, beginning of year	1,434,618,382	2,153,935,111	3,503,428,418	562,339,034
Cash and cash equivalents, end of year	2,153,935,111	3,503,428,418	3,421,532,962	549,193,907

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes
Cash paid for interest, net of amounts capitalized	184,863,797	197,700,444	350,444,946	56,250,292
	—	—	3,364,678	540,068
Supplemental schedule of non-cash investing and financing activities
Accruals related to purchase of property, equipment and software	(120,067,060)	(32,195,338)	(34,450,253)	(5,529,647)
Liabilities incurred for acquisitions and investments	(5,100,000)	(10,750,000)	(19,742,776)	(3,168,934)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts expressed in RENMINBI (RMB) unless otherwise stated)

1.  ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the “Company”), its subsidiaries, VIEs and VIEs’ subsidiaries. The Company, its subsidiaries, the consolidated VIEs and their subsidiaries are collectively referred to as the “Group”.

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

Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries. All significant transactions and balances between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

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

The Company has adopted the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. Accordingly, the financial statements of the following VIEs and VIEs’ subsidiaries are consolidated into the Company’s financial statements since July 1, 2003 or their respective date of establishment/acquisition, whichever is later:

The following is a summary of the Company’s major VIEs and VIEs’ subsidiaries:

Name of VIE and VIEs’ subsidiaries	Date of establishment/acquisition

Beijing Ctrip International Travel Agency Co., Ltd. (“Beijing Ctrip”)	Acquired on January 15, 2002
Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000
Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”)	Established on March 13, 2001
Guangzhou Ctrip International Travel Agency Co., Ltd. (“Guangzhou Ctrip”)	Established on April 28, 2003
Shanghai Ctrip International Travel Agency Co., Ltd. (“Shanghai Ctrip” formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.)	Acquired on September 23, 2003
Shenzhen Ctrip Travel Agency Co., Ltd. (“Shenzhen Ctrip”)	Established on April 13, 2004
Ctrip Insurance Agency Co., Ltd. (“Ctrip Insurance”)	Established on July 25, 2011
Chengdu Ctrip Travel Agency Co., Ltd. (“Chengdu Ctrip”)	Established on January 8, 2007
Chengdu Ctrip International Travel Agency Co., Ltd. (“Chengdu Ctrip International”)	Established on November 4, 2008

For the years ended December 31, 2010, 2011 and 2012, the Company would be considered the primary beneficiary of a VIE or VIEs’ subsidiary and consolidated the VIE or VIEs’ subsidiary if the Company had variable interests, that will absorb the entity’s expected losses, receive the entity’s expected residual returns, or both.

In December 2009, the FASB issued Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs which replaced the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has 1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and 2) the obligation to absorb losses from or the right to receive benefits of the variable interest entity that could potentially be significant to the VIE. The Company adopted the new requirements effective January 1, 2010 and the adoption did not have a material impact on the Company’s consolidated financial statements for the period ended December 31, 2010, 2011 and 2012.

Major variable interest entities and their subsidiaries

As of December 31, 2012, the Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs’ subsidiaries as stated in above. These VIEs and VIEs’ subsidiaries are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the People’s Republic of China (“PRC”) where foreign ownership is restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB30,000,000 as of December 31, 2012.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce and a senior officer of the Company collectively hold 99.93% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB70,000,000 as of December 31, 2012.

Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A senior officer of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip was RMB40,000,000 as of December 31, 2012.

Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip was RMB3,000,000 as of December 31, 2012.

Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. In September 2012, the Company purchased of the ownership interests from the unrelated minority shareholder and effected a simultaneous reduction of capital of Shanghai Ctrip. Upon completion of the above transactions, a senior officer of the Company control 100% of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip was RMB4,490,000 as of December 31, 2012.

Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip was RMB2,500,000 as of December 31, 2012.

Ctrip Insurance is an insurance agency incorporated in Shanghai, the PRC. Ctrip Insurance was established in July 2011. Ctrip Insurance holds an insurance agency business license. Shanghai Ctrip Commerce and Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”) hold 100% of the equity interest in Ctrip Insurance. The registered capital of Ctrip Insurance was RMB50,000,000 as of December 31, 2012.

Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB3,500,000 as of December 31, 2012.

Chengdu Ctrip International is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip International holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip International. The registered capital of Chengdu Ctrip International was RMB2,000,000 as of December 31, 2012.

The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.

As of December 31, 2012, the Company has various agreements with its consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

Details of certain key agreements with the VIEs are as follows:

Powers of Attorney: Each of the shareholders of our affiliated Chinese entities signed an irrevocable power of attorney to appoint Ctrip Computer Technology (Shanghai) Co., Ltd. or another wholly owned subsidiary of ours, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of our affiliated Chinese entities. Each power of attorney will remain effective during the existence of the applicable affiliated Chinese entity. The Power of Attorney shall remain effective as long as the applicable affiliated Chinese entity exists, and the shareholders of our affiliated Chinese entities are not entitled to terminate or amend the terms of the Power of Attorneys without prior written consent from us.

Amended and Restated Technical Consulting and Services Agreement: Ctrip Computer Technology, Ctrip Travel Network and Ctrip Travel Information, each a wholly owned PRC subsidiary of ours, provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. In consideration for our services, our affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2012, our affiliated Chinese entities paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB7 (US$1) to RMB82 (US$13) per ticket and from RMB29 (US$5) to RMB234 (US$38) per person per tour.  Although the service fees are typically determined based on the number of air tickets sold and packaged tour products sold, given the fact that the nominee shareholders of our affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our affiliated Chinese entities in the form of service fees. The services fees paid by all of our affiliated Chinese entities as a percentage of their total net income were 93.1%, 77.7% and 82.7% for the years ended December 31, 2010, 2011 and 2012. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable affiliate Chinese entity.

Amended and Restated Share Pledge Agreements: The shareholders of our affiliated Chinese entities have pledged their respective equity interests in our affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by our affiliated Chinese entities of the technical and consulting services fees to us under the amended and restated technical consulting and services agreements, repayment of the business loan under the amended and restated business loan agreements and performance of obligations under the amended and restated exclusive option agreements, each agreement as described herein. In the event any of our affiliated Chinese entity breaches any of its obligations or any shareholder of our affiliated Chinese entities breaches his/her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the PRC citizen(s) designated by us. These amended and restated share pledge agreements came into effect on the day when the respective pledgors became shareholders of our affiliated Chinese entities, and shall expire two years after the pledgor and the affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.

Amended and Restated Business Loan Arrangements: Under the amended and restated business loan agreements we entered into with the shareholders of our affiliated Chinese entities, we extended long-term business loans to these shareholders of our affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of our affiliated Chinese entities. These loan amounts were injected into the affiliated Chinese entities as capital and cannot be accessed for any personal uses. The amended and restated business loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of our affiliated Chinese entities have no right to unilaterally terminate these agreements. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our affiliated Chinese entities, as described in the following paragraph, and the amended and restated business loan agreements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

Amended and Restated Exclusive Option Agreements: As consideration for our entering into the amended and restated business loan agreements described above, each of the shareholders of our affiliated Chinese entities has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in our affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the relevant affiliated Chinese entity. The purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of our affiliated Chinese entities pursuant to the amended and restated business loan agreements as the loans were used solely for equity contribution purposes.  The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the applicable affiliate Chinese entity.

The affiliated Chinese entities and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of the affiliated Chinese entities without the Company’s prior written consent. They also agree to accept the Company’s guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

In addition, the Company also enters into amended and restated technical consulting and services agreements with its majority or wholly owned subsidiaries of the affiliated Chinese entities, such as Chengdu Ctrip and Chengdu Ctrip International, and these subsidiaries pay the Company service fees based on the level of services provided. The existence of such amended and restated technical consulting and services agreements provides the Company with the enhanced ability to transfer economic benefits of these majority or wholly owned subsidiaries of the affiliated Chinese entities to us in exchange for the services provided, and this is in addition to the Company’s existing ability to consolidate and extract the economic benefits of these majority or wholly owned subsidiaries of the affiliated Chinese entities (for instance, the affiliated Chinese entities may cause the economic benefits to be channeled to them in the form of dividends, which then may be further consolidated and absorbed by the Company through the contractual arrangements described above).

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

Summary financial information of the Group’s VIEs in the consolidated financial statements

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB338 million as of December 31, 2012. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Summary financial information of the VIEs, which represents consolidated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements is as follows:

	As of December 31,
	2011	2012
	RMB	RMB
Total assets	3,282,365,402	3,724,911,506
Less: Inter-company receivables	(404,109,838)	(542,006,382)
Total assets excluding inter-company	2,878,255,564	3,182,905,124
Total liabilities	2,799,765,002	2,835,938,149
Less: Inter-company payables	(1,252,325,502)	(564,890,117)
Total liabilities excluding inter-company	1,547,439,500	2,271,048,032

As of December 31, 2012 and 2011, the VIEs’ assets mainly consisted of cash and cash equivalent (2012: RMB1,402 million, 2011: RMB1,389 million), accounts receivables (2012: RMB754 million, 2011: RMB609 million), and prepayments and other current assets (2012: RMB534 million, 2011: RMB455 million). The inter-company receivables of RMB542 million and RMB404 million as of December 31, 2012 and 2011, respectively, mainly represented the cash paid by a VIE to one of the Company’s WFOEs for treasury cash management purpose.

As of December 31, 2012 and 2011, the VIEs’ liabilities mainly consisted of advance from customers (2012: RMB1.2 billion, 2011: RMB824 million), accounts payable (2012: RMB792 million, 2011: RMB538 million), taxes payable (2012: RMB66 million, 2011: RMB62 million), salary and welfare payable (2012: RMB78 million, 2011: RMB51 million). The inter-company payables as of December 31, 2012 and 2011 were RMB565 million and RMB1,252 million, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited (“Ctrip HK”), one of the Company’s wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIEs’ subsidiary and the service fees payable to the WFOEs under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries’ perspectives.

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Net revenues	1,377,332,400	1,923,643,591	2,465,286,325
Cost of revenues	303,025,329	461,223,883	644,886,101
Net income	54,519,950	206,213,884	198,929,052

As aforementioned, the VIEs mainly conduct air-ticketing, travel agency, advertising and value-added telecommunication businesses. Revenues from VIEs accounted for around 59% of the Company’s total revenues in 2012. The air-ticketing and packaged-tour revenues continued to increase in 2012, primarily driven by the increase in the air-ticketing volume and leisure travel volume.

The VIEs’ net income before the deduction of the inter-company consulting fee charges were RMB793 million, RMB956 million and RMB1.1 billion for the years ended December 31, 2010, 2011 and 2012, respectively.

The amount of service fees paid by all the VIEs as a percentage of the VIEs’ total net income were 93.1%, 77.7%and 82.7% for the years ended December 31, 2010, 2011 and 2012, respectively.

The WFOEs are the sole and exclusive provider of technical consulting and related services and information services for the VIEs. Pursuant to the Exclusive Technical Consulting and Service Agreements, the VIEs pay service fees to the WFOEs based on the VIEs’ actual operating results. The WFOEs are entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs and VIEs’ subsidiaries to the WFOEs. The WFOEs did not request service fee payments of RMB201 million and RMB286 million from Chengdu Ctrip and Chengdu Ctrip International during the years ended December 31, 2011 and 2012, respectively, primarily for tax planning purpose. If the Company decides to transfer such undistributed earnings as service fee payments from these VIE subsidiaries to the WFOE in the future, these amounts will be subject to a 5% PRC business tax (“BT”) or a 6% value-added taxes (“VAT”), respectively, depending on the location and VAT adoption timing of the WFOE entities. The potential BT or VAT relating to those unremitted earnings amount to approximately RMB27 million.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Foreign currencies

The Group’s reporting currency is RMB. The Company’s subsidiaries and VIEs, with an exception of Ctrip.com (Hong Kong) Limited, C-Travel International Limited (“C-Travel”), ezTravel Co., Ltd. (“ezTravel”) and HKWOT (BVI) Limited (“Wing On Travel”), use RMB as their functional currency. Ctrip.com (Hong Kong) Limited and Wing On Travel operate primarily using the Hong Kong dollar (“HK$”), C-Travel operates primarily using the United States dollars (“US$”), and ezTravel operates primarily using the Taiwan dollar (“NT$”) and therefore, the HK$, US$ and NT$ have been determined to be the functional currency for the subsidiaries, respectively. From 2009, Ctrip.com International, Ltd., our listed Company incorporated in Cayman Islands, changed its functional currency from RMB to US$ due to changes in its economic facts and circumstances, including growth in existing operations outside of mainland China and an active plan to explore overseas markets.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2301 on December 31, 2012, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2012, or at any other rate.

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

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash is substantially cash balance on deposit required by its business partners. As of December 31, 2012, restricted cash increased mainly relating to the guarantee of a bank loan.

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

The Company applies equity method in accounting for our investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. Cost method is used for investments over which the Company does not have the ability to exercise significant influence. On May 21, 2009, the Company acquired additional equity interest in Home Inns & Hotels Management Inc. (“Home Inns”), resulting in the Company possessing the ability to exercise significant influence and meeting requirement to apply equity method of accounting (Note 7). On May 1, 2012, the Company sold 51% equity of Ctrip.com (Hong Kong) Limited (“Starway Hong Kong”), with total consideration of RMB17.1 million (approximately US$2.7 million). The Company recorded the 49% of retained noncontrolling interests of RMB16.5 million representing the fair value upon the closing of the noncontrolling interests, following the equity method of accounting (Note 7). Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

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

Fair value measurement of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, due from related parties, available-for-sale investments, accounts payable, due to related parties, advances from customers and other payables. As of December 31, 2011 and 2012, carrying values of these financial instruments except for available-for-sale investments approximated their fair values because of their generally short maturities. The Company reports available-for-sale investments at fair value at each balance sheet date and includes any unrealized gains and losses (change in fair value that is considered temporary) in stockholders’ equity or in the statement of income (change in fair value that is considered other-than-temporary).

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

Business combination

U.S. GAAP requires that all business combinations be accounted for under the purchase method. From January 1, 2009, the Group adopted ASC 805, “Business combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of income and comprehensive income.

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

Acquisitions

Wing On Travel

In May 2010, to develop and expand our overseas business, our wholly-owned subsidiary C-Travel, a Cayman Island company, successfully completed the transaction to acquire 90% of the issued share capital of Wing On Travel’s travel service segment, a Hong Kong based travel service provider that offers packaged-tours as well as air tickets and hotel reservation services. We obtained control over Wing On Travel and have consolidated its financial statements since then. The total purchase price for the transaction is approximately RMB598 million (US$88 million). The cash payment is approximately RMB454 million (approximately US$68 million) after the Company assumed net current liability of Wing On Travel as of acquisition date. In February, 2012, Ctrip acquired the remaining 10% of the issued share capital of Wing On Travel’s travel service segment as operated through HKWOT (BVI) Limited, at a consideration of approximately RMB60 million (US$9.4 million). The purchase of the remaining 10% noncontrolling interests was initiated by the Company is treated as an equity transaction.  The difference between the book value of the 10% noncontrolling interests and the cash consideration of Rmb21.7 million was recorded as additional paid in capital. Upon completion of this share purchase, Ctrip holds 100% of the share capital of Wing On Travel. Based on the Company’s assessment, financial results of Wing On Travel is not considered material to the Group for the years ended December 31, 2011 and 2012.

Purchase Price Allocation

Under business combination accounting rules, the total initial purchase price was allocated to Wing On Travel’s net tangible and identifiable intangible assets based on their estimated fair values as set forth below. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of previously held equity interest in Wing On Travel over (ii) the fair value of the identifiable net assets of Wing On Travel is recorded as goodwill. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. The final purchase price allocation results as of May 27, 2010 are extracted and set out below, which is designated as the acquisition date:

Fair Value
RMB

Cash and cash equivalents	11,289,928
Restricted cash	10,585,433
Accounts receivable	23,583,536
Amount due from affiliate	455,665
Receivables due from related parties	1,745,930
Prepayments and other current assets	33,194,634

Current assets	80,855,126

Intangible assets	232,183,200
Property, equipment and software	7,858,060
Long-term deposits	77,438
Investments in affiliates	2,315,208

Non-current assets	242,433,906

Accounts payable	(119,074,454)
Due to related parties	(5,750,730)
Salary and welfare payable	(4,052,475)
Taxes payable	(3,931,719)
Advances from customers	(83,465,919)
Other payables and accruals	(9,732,729)

Current liabilities	(226,008,026)

Other long-term payables	(113,694)
Deferred tax liabilities, non-current	(38,310,228)

Non-current liabilities	(38,423,922)

Fair value of net assets acquired (a)	58,857,084

Purchase price (b)	453,812,774

Noncontrolling interest (c)	40,338,913

Goodwill (b + c - a)	435,294,603

Goodwill represents the expected synergies from combining operations of the Company and Wing On Travel, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. In accordance with ASC 805, goodwill is not amortized but is tested for impairment and is not deductible for tax purpose.

The fair value of noncontrolling interest was measured proportionally based on the purchase price of 90% of its equity interest, taking into consideration of 20% noncontrolling interest discount.

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

Trademark refers to the trademark of “Wing On Travel” and logos used. It was registered in Hong Kong, PRC, Macau, Australia, Canada and Japan with different expiration date starting from 2011 to 2020 and can be renewed with minimal costs. Wing On Travel is a well recognized branding with over 45 years history in Hong Kong. It has been awarded the honor of “Best Travel Agency in Hong Kong” for 2012, the 7th consecutive year dating back to 2006. The useful life of the trademark is indefinite.

ezTravel

To develop and expand overseas business, in 2006, a wholly-owned subsidiary C-Travel, a Cayman Island company, made a minority investment in ezTravel, an online travel service provider in Taiwan that offers packaged tours as well as hotel and air tickets reservation services. In 2009, the Company consolidated ezTravel’s financial statements as it acquired controlling financial interest of ezTravel since then. The financial results of ezTravel were not significant for the Group for the years ended December 31, 2011 and 2012.

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

As of December 31, 2012, the step one analysis performed indicated that the fair value of the Company’s reporting units was greater than the respective carrying value. There was no impairment of goodwill during the years ended December 31, 2012, 2011 and 2010. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology patent and a cross-border travel agency license as of December 31, 2011 and 2012. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2011 and 2012. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews intangible assets with indefinite lives annually for impairment.

No impairment on other intangible assets was recognized for the years ended December 31, 2010, 2011 and 2012.

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

No impairment of long-lived assets was recognized for the years ended December 31, 2010, 2011, and 2012.

Accrued liability for customer reward program

The Group’s customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2011, and 2012, the Group’s accrued liability for its customer reward program amounted to RMB161,838,531 and RMB217,548,153, respectively, based on the estimated liabilities under the customer reward program.

Deferred revenue

In 2011, the Group launched a coupon program, through which the Group provides coupons for customers who book selected hotels online through website. Customers who use the coupons receive credits in their virtual cash accounts upon check-out from the hotels and reviews for hotels submitted. Customers may redeem the amount of credits in their virtual cash account in cash, voucher, or mobile phone credit. In accordance with ASC 605-50 “Revenue Recognition: Customer Payments and Incentives”, the Group accounts for the estimated cost of future usage of coupons as contra-revenue or sales and marketing expenses in the consolidated statements.

Revenue recognition

The Group conducts its principal businesses in Great China Area primarily through Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”), Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Travel Information”), Ctrip Travel Network Technology (Shanghai) Co., Ltd. (“Ctrip Travel Network”), Ctrip Information Technology (Nantong) Co., Ltd. (“Ctrip Information Technology”), ezTravel and Wing On Travel. Some of the operations of Ctrip Computer Technology and Ctrip Travel Network are conducted through a series of services and other agreements with the VIEs and VIE subsidiaries.

Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and the VIEs are subject to business tax and related surcharges on the provision of taxable services in the PRC, which include hotel reservation and air-ticketing services provided to customers. In the statements of income and comprehensive income, business tax and related surcharges are deducted from revenues to arrive at net revenues.

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to carry out a pilot program of tax reform. Effective January 1, 2012, selected entities within modern service industries will switch from a business tax payer to a value-added tax (‘‘VAT’’) payer. The Company expects such tax reform will not have material impact on its consolidated financial statements.

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

	2010	2011	2012
	RMB	RMB	RMB
Balance at beginning of year	3,630,012	5,718,742	4,974,138
Provision for doubtful accounts	2,522,077	185,443	376,164
Write-offs	(433,347)	(930,047)	(998,339)
Balance at end of period	5,718,742	4,974,138	4,351,963

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

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to RMB98,489,080, RMB163,324,295 and RMB275,501,438 for the years ended December 31, 2010, 2011 and 2012 respectively, are charged to the statements of income as incurred.

Share-based compensation

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

Share incentive plans

On November 5, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2011 and 2012, 1,242,025 and 829,409 options were outstanding under the 2005 Option Plan respectively.

On October 17, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options and Restricted Share Units (“RSU”)), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years. RSUs granted under 2007 Incentive Plan have a restricted period for 4 years. As of December 31, 2011 and 2012, 4,191,517 and 3,090,126 options and 190,916 and 646,301 RSUs were outstanding under the 2007 Incentive Plan.

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

In January 2012, the compensation committee passed a resolution to replace all options that previously granted under the 2007 incentive plan but with exercise price above $120.00 per ordinary share, with maximum of 518,017 restricted share units (RSU) of the Company based on the conversion ratio at 4:1 (“the Replacement”). Both awards are subject to the same service period. As of December 31,2012, 1,901,372 options were modified into 475,343 RSUs. There was no incremental cost, as a result of such option modification.

A summary of option activity under the share option plans

The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value
Outstanding at December 31, 2009	3,387,410	43.84	*	3.97		338,334,777
Granted	1,264,625	128.27
Exercised	(191,469)	38.28
Forfeited	(46,085)	97.07
Outstanding at December 31, 2010	4,414,481	67.71		5.98	**	415,360,566
Granted	1,375,345	136.86
Exercised	(207,142)	38.12
Forfeited	(149,143)	115.98
Outstanding at December 31, 2011	5,433,541	85.02		5.59		144,827,231
Granted	961,980	79.55
Exercised	(502,991)	29.39
Forfeited	(71,623)	136.67
Converted to RSU in January 2012	(1,901,372)	91.8
Outstanding at December 31, 2012	3,919,535	64.81		5.14		57,772,345
Vested and expect to vest at December 31, 2012	3,761,793	64.26		5.09		56,649,739
Exercisable at December 31, 2012	1,947,762	51.53		3.97		43,739,769

* It includes the impact of stock modification in February 2009.

**It includes the impact of stock modification in December 2009 and February 2010.

The Company’s current practice is to issue new shares to satisfy share option exercises.

The expected-to-vest options are the result of applying the pre-vesting forfeiture rate assumptions of 8% to total unvested options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$94.36 as of December 31, 2012 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2012.

The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 were US$24 million US$25 million and US$34 million, respectively.

The following table summarizes information related to outstanding and exercisable options as of December 31, 2012 (in US$, except shares):

	Outstanding			Exercisable
Range of Exercise Prices	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
17.00-22.99	4,000	20.55	0.36	4,000	20.55	0.36
23.00-34.99	84,246	26.43	0.95	84,246	26.43	0.95
35.00-44.99	1,785,136	38.10	4.06	1,310,578	38.16	4.04
45.00-58.99	175,850	58.39	2.12	175,850	58.39	2.12
59.00-77.99	463,687	70.44	7.62	8,366	77.02	2.62
78.00-96.99	825,467	91.50	6.20	222,927	96.70	4.67
97.00-129.99	506,039	106.49	6.59	133,420	107.46	6.51
130.00-159.99	75,110	151.15	6.15	8,375	148.41	6.05
	3,919,535			1,947,762

The weighted average fair value of options granted during the years ended December 31, 2010, 2011 and 2012 was US$61.02, US$64.79 and US$38.01 per share, respectively.

As of December 31, 2012, there was US$129 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.5 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. For the years ended December 31, 2012, total cash received from the exercise of share options amounted to RMB81,911,154 (approximately US$13.1 million).

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the years ended December 31, 2010, 2011 and 2012:

	2010	2011	2012
Risk-free interest rate	1.76% - 2.41%	0.81% - 2.11%	0.71%-1.05%
Expected life (years)	5.0	5.0	5.0
Expected dividend yield	0%	0%	0%
Volatility	52% - 53%	53%-55%	56%
Fair value of options at grant date per share	from US$57.24	from US$48.69	from US$33.44
	to US$73.59	to US$74.39	to US$42.18

A summary of RSUs activities under the share option plans

The Company granted 8,600, 188,407 and 164,976 RSUs to employees with 4 year requisite service period for the years ended December 31, 2010, 2011 and 2012, respectively. In additional, pursuant to the Replacement mentioned above, another 475,343 RSUs replaced the 1,901,372 options initially granted under the 2007 incentive plan.

The following table summarized the Company’s RSUs activities under all option plans (in US$, except shares):

	Number of Shares	Weighted average grant date fair value(US$)
Restricted shares
Outstanding at December 31, 2011	190,916	130.29
Granted	164,976	82.34
Converted from option in January 2012	475,343	—
Exercised	(124,644)	129.84
Forfeited	(60,290)	128.27
Unvested at December 31, 2012	646,301	101.30	*

* It does not include the impact of restricted shares converted form option.

Total share-based compensation cost for the RSUs amounted to US$1.2million, US$22.5 million and US$12.5 million for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, there was US$25.6 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 3.0 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

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

As of December 31, 2012, the Company did not record any liability for uncertain tax positions. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For 2012, the Company did not have any interest and penalties associated with tax positions.

Other income

Other income primarily consists of financial subsidies, investment income and foreign exchange gains/(losses). Financial subsidies from local PRC government authority were recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received. Components of other income for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010	2011	2012
	RMB	RMB	RMB
Financial subsidies	64,016,045	72,791,093	90,280,139
Gain on deconsolidation of subsidiaries	—	—	44,432,052
Reimbursement from the depository	—	8,080,557	7,914,706
Foreign exchange gains/(losses)	34,142,139	34,879,388	(9,781,057)
Others	967,332	1,872,687	(2,557,897)
Total	99,125,516	117,623,725	130,287,943

Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and Software Hotel Information, the subsidiaries of the Company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2010, 2011, and 2012, appropriations to statutory reserves have been made of RMB19,325,938, RMB3,408,849, and RMB3,371,696, respectively. The Company’s subsidiary in Taiwan, ezTravel, is required to allocate 10% of its after-tax profit to the statutory reserve in accordance with the Taiwan regulations. During the years ended December 31, 2011 and 2012, appropriations to statutory reserves equivalent to RMB1,255,911, and RMB1,801,148 have been made, respectively. There is no such regulation of providing statutory reserve in Hong Kong.

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As substantially all of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. Restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB1.6 billion as of December 31, 2012.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2010, 2011 and 2012 were RMB2.0 billion, RMB2.9 billion and RMB3.6 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the discretion of the Company without third party consent, for which the compensatory element of the arrangement is excluded from the accumulated profits.

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

On June 13, 2012, the Company announced that the board of the Company has approved dividend distribution of US$300 million from its PRC subsidiaries to fund a new share repurchase program whereby Ctrip may purchase its own American depositary shares (“ADSs”). As of December 31, 2012, RMB62,503,732 dividend was paid from PRC subsidiaries to HK subsidiary.

This dividend distribution was a one-time event out of the Company’s normal business course, and withholding tax is recorded only for such transaction accordingly. The PRC withholding tax amounted US$15 million was recorded in the Company’s 2012 financial results (Note 14).

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

Treasury stock

On July 30, 2008 and September 30, 2008 our board of directors and shareholders respectively approved a US$15 million share repurchase plan. On September 29, 2011, our board of directors approved another US$100 million share repurchase plan. And on June 13, 2012, our board of directors approved a US$300 million share repurchase plan. The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.

Treasury stock consists of ADS repurchased by the Group under these three plans. As of December 31, 2012, the Company repurchased an aggregated 4,365,306 shares at total cost of USD$299 million. Treasury stock is accounted for under the cost method.

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

Recent accounting pronouncements

In April 2011, the FASB issued new accounting guidance (ASU 2011-03), “Reconsideration of Effective Control for Repurchase Agreements”. The guidance addresses effective control in repurchase agreements and eliminates the requirement for entities to consider whether the transferor (i.e., seller) has the ability to repurchase the financial assets in a repurchase agreement. This new accounting guidance will be effective, on a prospective basis, for new transactions or modifications to existing transactions on January 1, 2012. The adoption of this Update did not have a material impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). This update amends ASC Topic 820, “Fair Value Measurement and Disclosure.” ASU 2011-04 clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 is effective for annual and interim reporting periods beginning on or after December 15, 2011, which means that it will be effective for the Company’s fiscal quarter beginning January 1, 2012. The new guidance is to be adopted prospectively and early adoption is not permitted. The adoption of this guidance did not have an impact on the consolidated financial statements other than expanded disclosures in the fair value measurement footnote.

In June 2011, the FASB issued ASU No. 2011-05 (‘‘ASU 2011-05’’), Comprehensive Income (Topic 220)—Presentation of Comprehensive Income. ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, it requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of net income and other comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued Accounting Standards Update 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income.” This Update indefinitely deferred only the specific requirement in ASU 2011-05 to present reclassification adjustments for each component of other comprehensive income on the face of the financial statements. ASU 2011-05 and ASU 2011-12 were effective retrospectively for interim and annual periods beginning after December 15, 2011 and were adopted by the group effective January 1, 2012. The adoption of this Update did not have a material impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08). Under the revised guidance, entities testing for goodwill impairment have an option of performing a qualitative assessment before calculating the fair value for a reporting unit (i.e., Step 1 of the traditional goodwill impairment test). If an entity determines, on a basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the first step of the two-step impairment test would be required. If it is not more likely than not that the fair value of a reporting unit is less than the carrying value, then goodwill is not considered to be impaired. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill at least annually for impairment. This ASU is effective for interim and annual periods beginning after December 15, 2011. The assessment of qualitative factors is optional and at our discretion, the Group bypassed the qualitative assessment as of December 31, 2012 and performed the first step of the quantitative goodwill impairment test.

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities”. This Update requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. This Update is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”. The amendments clarify that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASC 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The effective date is the same as the effective date of ASU 2011-11.  The Company has not early adopted the new guidance and expects the adoption to have no material impact on the Group’s consolidated result of operations and financial condition.

In July 2012, the FASB issued ASU 2012-02, “Intangibles — Goodwill and Other: Testing Indefinite Lived Intangible Assets for Impairment”. The Update applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Per the Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if financial statements for the most recent annual or interim period have not yet been issued. The Company does not expect ASU 2012-02 to have a significant impact on the Group’s consolidated result of operations and financial condition.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This Update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this Update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This Update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The Company does not expect ASU 2013-02 to have a significant impact on the Group’s consolidated result of operations and financial condition.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2010, 2011 and 2012, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2010, 2011 and 2012. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2011 and 2012.

3.  PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2011 and 2012 were as follows:

	2011	2012
	RMB	RMB
Prepayments and deposits to vendors	529,791,210	644,317,439
Receivables related to Capped Call Option (Note 16)	—	264,779,132
Interest receivable	10,049,752	36,543,547
Receivables from financial institution	3,024,192	14,368,206
Prepayments for property and equipment	6,736,223	7,885,594
Employee advances	4,692,497	3,676,848
Others	6,899,277	22,249,774
Total	561,193,151	993,820,540

4.  LONG-TERM DEPOSITS AND PREPAYMENTS

The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies to obtain blank air tickets for sales to customers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.

Components of long-term deposit and prepayments as of December 31, 2011 and 2012 were as follows:

	2011	2012
	RMB	RMB
Deposits paid to airline suppliers	124,565,156	126,190,327
Unamortized debt issuance cost	—	32,396,007
Deposit paid to lessor	17,172,324	18,413,764
Prepayments for fixed assets	—	15,499,330
Deposit paid to travel bureau	110,000	110,000
Others	13,513,012	18,008,882
Total	155,360,492	210,618,310

5.  LAND USE RIGHTS

The Company’s land use rights are related to the payment to acquire three land use rights, one of total cost RMB68,269,734 for approximately 17,000 square meters of land in Shanghai, on which the Group has built an information and technology center. The second one was RMB48,912,729 for approximately 19,500 square meters of land in Nantong, which was put into use in May, 2010. The third one was RMB9,747,800 for approximately 9,000 square meters of land in Chengdu, on which the Group plans to build an information and technology center of West China. According to land use right policy in the PRC, the Company has a 50-year use right over the land in Shanghai, a 40-year use right over the land in Nantong, and a 50-year use right over the land in Chengdu, which are used as the basis for amortization, respectively. Amortization expense for the years ended December 31, 2010, 2011 and 2012 was RMB2,588,213, RMB2,620,706 and RMB2,801,615, respectively. As of December 31, 2011 and 2012, the net book value was RMB113, 460,899 and RMB110,659,284, respectively.

6.  PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2011 and 2012 were as follows:

	2011	2012
	RMB	RMB
Buildings	535,764,434	892,430,743
Computer equipment	188,512,304	232,200,943
Website-related equipment	95,780,509	107,209,531
Furniture and fixtures	51,239,235	58,079,451
Software	39,694,337	43,782,203
Leasehold improvements	15,719,512	28,866,215
Construction in progress	1,764,477	81,050,521
Less: accumulated depreciation and amortization	(244,570,938)	(319,682,416)
Total net book value	683,903,870	1,123,937,191

From November, 2011, the Company started to build an information and technology center in Chengdu. All direct costs of the information and technology center were originally capitalized as construction in progress.

Depreciation expense for the years ended December 31, 2010, 2011 and 2012 was approximately RMB62,929,541, RMB78,809,867 and RMB88,462,807, respectively.

7.  INVESTMENTS

Investment as of December 31, 2011 and 2012 were as follows:

	2011	2012
	RMB	RMB
Home Inns (equity method)	732,863,669	762,423,802
Hanting (available-for-sale)	492,658,379	585,540,705
Dining Secretary (available-for-sale)	65,414,773	60,234,118
Starway Hong Kong (equity method)	—	15,656,192
Others	14,208,222	13,393,132
Total net book value	1,305,145,043	1,437,247,949

Home Inns & Hotels Management Inc. (“Home Inns”)

The Company purchased ADSs of Home Inns from time to time through the open market and in a private placement transaction. As of December 31, 2012, the Company held an aggregate equity interest of approximately 15.71% of the outstanding shares of Home Inns (or 14,400,765 shares). Given the level of investment and the common directors on Board of both companies, the Company applied equity method of accounting to account for the investment in Home Inns.

The Company calculated equity in income or losses of investment in Home Inns on one quarter lag basis, as allowed, as the financial statements of Home Inns were not available within a sufficient time period.

On October 1, 2011, Home Inns completed a transaction to acquire 100% equity interest in a business, pursuant to which Home Inns issued additional ordinary shares as part of the total consideration. As a result, the Company’s equity interest in Home Inns effectively decreased from 17.47% to 15.71%. In accordance with ASC 323-10-40-1, the Company accounts for a share issuance by an investee as if the investor had sold a proportionate share of its investment. The issuance price per share of the newly issued capital by the investee is higher than the Company’s average per share carrying amount, thus the Company recognized the non-cash gain of RMB39.3 million for the period ended December 31, 2012. The Company picks up equity calculation of Home Inns on a quarter lag basis, as the Company is not able to timely obtain all necessary financial information from Home Inns to perform the equity investment reconciliations between the Company and Home Inns.

The carrying amount and unrealized securities holding profit for investment as of December 31, 2011 and 2012 were as follows:

	2011	2012
	RMB	RMB

Investment cost
Balance at beginning of year	603,656,113	576,296,429
Foreign currency translation	(27,359,684)	(5,586,601)
Total investment cost	576,296,429	570,709,828

Value booked under equity method
Share of profit on affiliated companies investments	167,175,531	206,428,719
Amortization of identifiable intangible assets, net of tax	(10,608,291)	(14,714,745)
Total booked value under equity method	156,567,240	191,713,974

Net book value	732,863,669	762,423,802

The financial information of Home Inns as of and for the twelve months ended September 30, 2010, 2011 and 2012 is as follows:

		2011	2012
		RMB (‘000)	RMB (‘000)

Current assets		1,908,389	1,480,017
Non-current assets		6,013,060	7,525,212
Current liabilities		1,462,735	1,927,080
Non-current liabilities		2,635,492	3,160,390
Retain earnings		1,051,065	1,018,922
Noncontrolling interest		12,705	10,975

	2010	2011	2012
Total revenues	3,068,313	3,447,769	5,613,953
Net Revenues	2,882,711	3,232,174	5,269,377
Income from operations	512,909	364,600	270,689
Net income	402,116	357,476	4,338
Net income/(loss) attributable to Home Inns Group’s shareholders	394,835	351,916	(395)

The closing price of Home Inns as of December 31, 2012 is US$28.90 per ADS, the aggregate market value of  the Company’s investment in Home Inns is approximately RMB1.3 billion (US$208 million).

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

The closing price of Hanting as of December 31, 2012 is US$17.05 per ADS. As of December 31 2012, the Company recorded the investment in Hanting at a fair value of RMB586 million (approximately US$94 million), with RMB165 million increase in fair value of the investment credited to other comprehensive income.

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

The Company recorded this investment as an available-for-sale debt security. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 8). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. The decrease in fair value of the investment in Dining Secretary of RMB2.1 million (approximately US$0.3 million) was recorded to other comprehensive income as of December 31, 2012.

Starway Hotels (Hong Kong) Limited (“Starway Hong Kong”)

In April 2012, the Company entered into a share purchase agreements with Hanting to sell 51% equity interest of Starway Hong Kong at the consideration of approximately RMB17.1 million (approximately US$2.7 million). Pursuant to the agreement, Hanting was granted the right to purchase the remaining 49% equity interest of Starway Hong Kong, at its sole discretion at any time following April 15, 2012 until and including the first anniversary of the transaction closing date. The deal was consummated on May 1, 2012 and in accordance with ASC810, the Company deconsolidated Starway Hong Kong upon the closing of the deal and recognized long-term investment of Starway Hong Kong following equity method of accounting for the 49% of retained equity interest of RMB16.5 million representing the fair value upon the deal closing. The company recognized a gain of RMB52 million in other income in the year ended December 31, 2012.

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

Assets measured at fail value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2012 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2012
	RMB	RMB	RMB	RMB	US$

Available-for-sale investments
Hanting	585,540,705	—	—	585,540,705	93,985,763
Dining Secretary	—	—	60,234,118	60,234,118	9,668,243
Total	585,540,705	—	60,234,118	645,774,823	103,654,006

	Fair Value Measurement at December 31, 2011 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2011
	RMB	RMB	RMB	RMB	US$

Available-for-sale investments
Hanting	492,658,379	—	—	492,658,379	78,275,533
Dining Secretary	—	—	65,414,773	65,414,773	10,393,361
Total	492,658,379	—	65,414,773	558,073,152	88,668,894

There were no significant transfers between Level 1 and Level 2 investment during the years ended 2011 and 2012 and the roll forward of Level 3 investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2010	66,000,000
Investment in Series B Preferred Shares of Dining Secretary	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(3,061,000)
The change in fair value of the investment in Ding Secretary	2,475,773
Fair value of available-for-sale (Level 3) investment as at December 31, 2011	65,414,773
Investment in Series B Preferred Shares of Dining Secretary	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(638,000)
The change in fair value of the investment in Ding Secretary	(4,542,655)
Fair value of available-for-sale (Level 3) investment as at December 31, 2012	60,234,118

Fair value of available-for-sale investment (Level 3) as at December 31, 2012 (US$)	9,668,243

The Company determined the fair value of their investment holding in Dining Secretary by using an income approach concluding on the overall investee’s equity value and allocating this value to the various classes of preferred and common shares by using an option-pricing method. The Company used independent appraisal report, based on estimates, judgments and information of other comparable public companies, to determine its fair value. The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital (“WACC”)	27%
	Terminal growth rate	3%
	Lack of marketability discount (“LoMD”)	27.5%
Option pricing model	Time to liquidation	3.0 years
	Risk-free rate	0.904%
	Expected volatility	43.4%
	Probability	Liquidation scenario: 45%
		Redemption scenario: 45%
		IPO scenario: 10%
	Dividend yield	Nil

9.  GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 were as follows:

	2011	2012
	RMB	RMB

Balance at beginning of year	758,231,441	798,601,767
Acquisition (Disposal) of others	40,370,326	23,983,574
Balance at end of period	798,601,767	822,585,341

In 2011, the Company invested in a flight information service company. In 2012, the Company invested in a high-end travel agency and a railway ticket agency. The excess of the total cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

Goodwill arose from the business combination completed in the years ended December 31, 2012 has been allocated to the single reporting unit of the Group. Goodwill represents the synergy effects of the business combination.

The Company performed goodwill impairment tests to determine if goodwill impairment is indicated in year 2011 and 2012, and the results of these tests indicated that the Company’s goodwill was not impaired.

10.  INTANGIBLE ASSETS

Intangible assets as of December 31, 2011 and 2012 were as follows:

	2011	2012
	RMB	RMB
Intangible assets
Intangible assets to be amortized
Non-compete agreements	11,479,610	11,479,610
Customer list	11,142,578	15,942,578
Supplier Relationship	9,700,000	9,700,000
Technology patent	9,240,000	9,240,000
Cross-border travel agency license	1,117,277	1,117,277
Intangible assets not subject to amortization
Trade mark	272,715,235	290,715,235
Golf membership certificate	4,200,000	4,200,000
Others	8,706,321	8,736,321
	328,301,021	351,131,021
Less: accumulated amortization
Intangible assets to be amortized
Non-compete agreements	(6,887,766)	(9,183,688)
Customer list	(7,846,786)	(10,499,636)
Supplier Relationship	(485,000)	(1,455,000)
Technology patent	(5,544,000)	(7,392,000)
Cross-border travel agency license	(1,117,277)	(1,117,277)
Intangible assets not subject to amortization
Trade mark	—	—
Golf membership certificate	—	—
Others	—	—
	(21,880,829)	(29,647,601)
Net book value
Intangible assets to be amortized
Non-compete agreements	4,591,844	2,295,922
Customer list	3,295,792	5,442,942
Supplier Relationship	9,215,000	8,245,000
Technology patent	3,696,000	1,848,000
Cross-border travel agency license	—	—
Intangible assets not subject to amortization
Trade mark	272,715,235	290,715,235
Golf membership certificate	4,200,000	4,200,000
Others	8,706,321	8,736,321
	306,420,192	321,483,420

Amortization expense for the years ended December 31, 2010, 2011 and 2012 was approximately RMB7,154,262, RMB8,445,950 and RMB7,736,767 respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows:

Amortization
RMB

2013	6,229,366
2014	1,240,000
2015	1,240,000
2016	1,240,000
2017	1,240,000
11,189,366

11.  SHORT-TERM BORROWINGS

In June 2012, the Group entered into a contract with China Construction Bank for a loan facility of up to US$72.75 million. The facility has a maturity of 12 months and is collateralized by a bank deposit of RMB500 million provided by one of the Company’s wholly-owned subsidiaries. As of December 31, 2012, the Group obtained three borrowings of RMB453.5 million (US$72.75 million) in aggregate under the facility. The interest rate of borrowings is 2.3679%, 2.3606% and 2.3551% per annum, respectively. The Company is in compliance with the loan covenant at December 31, 2012.

In July 2012, the Group entered into a contract with Agricultural Bank of China for a loan facility of RMB500 million. The facility has a maturity of 3 months and is pledged by a bank deposit of RMB500 million of one of the Company’s subsidiaries.  The Group obtained four borrowings of RMB490 million in aggregate under the facility. The interest rate of borrowings is 2.85% per annum. The borrowing was repaid at the end of October, 2012.

12.  RELATED PARTY TRANSACTIONS

During the years ended December 31, 2010, 2011 and 2012 significant related party transactions were as follows:

	2010	2011	2012
	RMB	RMB	RMB
Commissions from Home Inns	18,190,563	17,660,504	35,932,452
Commissions from Hanting	9,509,062	7,965,109	10,988,806
Consideration for disposal majority equity share of Starway Hong Kong from Hanting	—	—	17,131,759
Commissions from Starway Hong Kong	—	—	7,118,150
Purchase of tour package from Ananda Travel Service (Aust.) Pty Limited (“Ananda”)	21,010,558	29,386,855	32,989,774
Printing expenses to Joyu Tourism Operating Group (“Joyu”)	2,160,000	2,160,000	2,160,000
Advertisement purchase from Focus Media Holding Limited (“Focus Media”)	299,925	—	—
Purchase of Shares of Hanting	461,239,269	—	—

The Company sold 51% equity of Starway Hong Kong to Hanting during 2012, with a total consideration amounted RMB17.1 million. Starway Hong Kong entered into agreements with us to provide hotel rooms for our customers. Commission from Starway Hong Kong for the years ended December 31, 2012 is presented as above.

The Company’s hotel supplier, Home Inns has two directors in common with the Company. Home Inns closed the acquisition of Motel 168 International Holdings Limited (“Motel 168”) on September 30, 2011 and consolidated its financial results thereafter. Commissions from Home Inns presented above include the commissions from Motel 168 starting from October 1, 2011 to December 31, 2012. Another hotel supplier, Hanting, has a director in common with the Company and a director who is a family member of one of our officers. Home Inns and Hanting have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions from Home Inns and Hanting for the years ended December 31, 2010, 2011 and 2012 are presented as above.

The Company’s tour package supplier, Ananda is an associate of Wing On Travel. Tour package purchase from Ananda for the years ended December 31, 2010, 2011 and 2012 is presented as above.

The Company entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with the Company. Total printing expense to Joyu Tourism Operating Group for the years ended December 31, 2010, 2011 and 2012 are presented as above.

The Company’s advertisement service supplier, Focus Media, has a director in common with the Company. The company entered into agreements with affiliates of Focus Media to purchase advertisement service. Advertisement purchase from Focus Media for the year ended December 31, 2010 is presented as above. There is no advertisement purchase from Focus Media for the years ended December 31, 2011 and 2012.

Up to December 31, 2012, the Company purchased 22,049,446 shares of Hanting at unit cost of US$3.0625, representing approximately 9% of Hanting’s total outstanding shares. Total cost of investment was RMB461 million (approximately US$67.5 million) then.

Up to December 31, 2012, the Company purchased 7,200,383 ADS of Home Inns at average unit cost of approximately US$13, representing approximately 15% of Home Inns’ total share in aggregate. Total cost of investment was RMB625 million (approximately US$92 million) then.

As of December 31, 2011 and 2012, significant balances with related parties were as follows:

	2011	2012
	RMB	RMB

Due from related parties:
Due from Home Inns	2,556,809	3,797,931
Due from Starway Hong Kong	—	903,094
Due from Hanting	1,009,091	627,145
Others	1,428,660	—
	4,994,560	5,328,170

Due to related parties:
Due to Ananda	8,585,648	9,215,726
Due to Hanting	—	1,000,000
Due to Joyu	360,000	180,000
Due to related parties of a VIE	249,910	—
	9,195,558	10,395,726

The amounts due from and due to related parties as of December 31, 2011 and 2012 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf of each other. They are not collateralized, interest-free and have normal business payment terms.

13.  EMPLOYEE BENEFITS

The Group’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, unemployment insurance and pension benefits. The full-time employees in the PRC subsidiaries and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB158,641,293, RMB234,725,030 and RMB334,150,368 for the years ended December 31, 2010, 2011 and 2012 respectively.

14.  TAXATION

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

In 2002, China’s State Administration of Taxation passed an implementation for the preferential tax treatment in China’s Western Region. Enterprises falling within the Catalog of Encouraged Industries in the Western Region (“Old Catalog”) enjoyed a preferential income tax rate of 15% from 2001 to 2010. In 2011, Chengdu Ctrip and Chengdu Ctrip International obtained approval to use the 15% tax rate for 2010 income tax. The qualification has an effective period which expired on December 31, 2010. In 2012, China’s State Administration of Taxation extended the period to 2020. Accordingly, a new Catalog of Encouraged Industries in the Western Region (“New Catalog”) will be released. Before the release of the New Catalog, enterprises falling within the encouraged industries under the “old” Catalogs may temporarily apply the 15% rate for CIT filing upon agreement by the in-charge tax authorities. The Company applied 25% rate for CIT filling in 2011. In 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for 2011 tax filing and for the year from 2012 to 2020, which offset the effective tax rate by 5% of the period ended December 31, 2012.

In 2012, in accordance with CIT Law, the applicable CIT rates are 25%, except for aforementioned four subsidiaries qualified for High New Tech Enterprises, Chengdu Ctrip and Chengdu Ctrip International.

Pursuant to the CIT Law and Circular Caishui [2008]No.1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign invested enterprise(“FIE”) to its immediate holding company outside mainland China would be subject to withholding taxes. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company and other supplementary guidance/requirements stipulated by State Administration of Taxation (“SAT”) and tax treaty are met and proper procedures have been gone through. The Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, and Ctrip Information Technology are considered FIEs and are directly held by our subsidiaries in Hong Kong. According to double tax arrangement between Mainland and Hong Kong Special Administrative Region, dividends payable by an FIE in mainland China to the company in Hong Kong will be subject to 5% withholding tax, subject to approval of the tax authority. All of these foreign invested enterprises will be subject to the withholding tax for their earnings generated after January 1, 2008. The Company expects to reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no deferred tax liability was provided on the outside basis difference from undistributed earnings after January 1, 2008.

On June 13, 2012, the board of the Company has approved dividend distribution of US$300 million from its PRC subsidiaries to fund a new share repurchase program whereby Ctrip may purchase its own American depositary shares (“ADSs”). The dividends paid by the Company’s PRC subsidiaries to the Company through its Hong Kong subsidiary is subject to a 5% PRC withholding tax, of which RMB95 million (US$15 million) is accrued as of December 31, 2012.

The dividend distribution on June 13, 2012 aforesaid was a one-time event out of the Company’s normal business course, and withholding tax is recorded only for such transaction accordingly. The Company expects to reinvest the remaining undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no additional deferred tax liability was provided on the outside basis difference for the remaining undistributed earnings of RMB3.6 billion after January 1, 2008.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010	2011	2012
	RMB	RMB	RMB
Current income tax expense	(223,144,541)	(265,574,760)	(317,283,820)
Deferred tax benefit	14,471,531	3,388,535	22,757,864
Adjustments to deferred tax assets/liabilities for enacted CIT rate change	3,656,049	—	—
Income tax expense	(205,016,961)	(262,186,225)	(294,525,956)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010	2011	2012
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to Subsidiaries in the PRC	(11)%	(10)%	(17)%
Non-deductible expenses incurred	4%	6%	13%
Withholding tax	—	—	10%
Others	(1)%	(1)%	0%
Effective CIT rate	17%	20%	31%

Significant components of deferred tax assets and liabilities:

	2011	2012
	RMB	RMB
Deferred tax assets:
Loss carry forward	14,785,786	42,205,411
Accrued liability for customer reward related programs	24,331,749	32,209,006
Accrued staff salary	13,043,243	22,215,827
Deferred tax liabilities	(390,000)	(390,000)
Others	2,797,209	3,452,556
Less: Allowance of deferred tax assets	(14,785,786)	(37,852,274)
Total deferred tax assets	39,782,201	61,840,526

Deferred tax liabilities, non-current:
Recognition of intangible assets	(48,308,692)	(53,309,153)

Net deferred tax liabilities	(8,526,491)	8,531,373

As of December 31, 2011 and 2012, valuation allowance of RMB14.8 million and RMB37.9 million was provided for operating loss carry forwards related to certain subsidiary based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

As of December 31, 2012, the Group had net operating tax loss carry forwards amounted to RMB169 million which will expire from 2014 to 2017 if not used.

The provisions for income taxes for the years ended December 31, 2010, 2011 and 2012 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain of the Company’s subsidiaries and VIEs in the PRC.

The following table sets forth the effect of preferential tax on China operations:

	2010	2011	2012
	RMB	RMB	RMB
Tax holiday effect	125,981,081	115,750,217	119,971,884
Basic net income per ADS effect	0.89	0.80	0.88
Diluted net income per ADS effect	0.84	0.76	0.83

15.  OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2011 and 2012 were as follows:

	2011	2012
	RMB	RMB
Accrued operating expenses	99,717,241	205,930,617
Electronic Coupon	—	41,475,136
Accruals for property and equipment	32,195,338	34,450,253
Payable for acquisition	10,750,000	19,742,776
Due to employees for stock option proceeds received on their behalf	7,213,112	13,242,768
Deposits received from suppliers and packaged-tour customers	14,936,752	10,161,612
Others	11,977,422	18,754,719
Total	176,789,865	343,757,881

16.       LONG-TERM DEBT

Convertible Senior Notes

On September 24, 2012, the Company issued USD180 million in aggregate principle amount of 0.5% Convertible Senior Notes due September 15, 2017 (the “Notes”) at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 51.7116 American depository shares (“ADS”) per USD1,000 principal amount of the Notes (which represents an initial conversion price of USD19.34 per ADS).

The net proceeds to the Company from the issuance of the Notes were USD175 million. The Company pays cash interest at an annual rate of 0.5% on the Notes, payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2013. Debt issuance costs were USD5.4 million and are being amortized to interest expense to the first put date of the Notes (September 15, 2015).

The Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Company’s future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company’s subsidiaries and their other liabilities (including trade payables).

Concurrently with the issuance of the Notes, the Company purchased a call option (“Purchased Call Option”) and sold warrants (“Sold Warrants”). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the Notes and to increase the initial conversion price to USD26.37 per ADS. Each of these components is discussed separately below:

Purchase Call Option

Counterparty agreed to sell to the Company up to approximately 9.3 million shares of the Company’s ADS, which is the number of ADS initially issuable upon conversion of the Notes in full, at a price of USD19.34 per ADS. The Purchased Call Option will be settled in ADSs and will terminate upon the maturity date of the Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the Notes. Should there be an early unwind of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company’s stock price, 3) the volatility of the Company’s stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

Sold Warrants

The Company received USD26.6 million from the same counterparty from the sale of warrants to purchase up to approximately 9.3 million shares of the Company’s ADS at an exercise price of USD26.37 per ADS. The warrants had an expected life of 5 years and expire on September 15, 2017. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2012, the warrants had not been exercised and remained outstanding.

Evaluation that transactions should be viewed as a single unit:

In accordance with ASC 815-10-15, the Company concluded that the offering of the Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of December 31, 2012, RMB1.1 billion (USD180 million) is accounted as the value of the Notes in long-term debt.

The key terms of the Notes are as follows:

Redemption

Contingent redemption option

The Notes are not redeemable prior to the maturity date of September 15, 2017, except as described below. The holders of the Notes (the “Holders”) have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on September 15, 2015. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed The Company believes that the likelihood of occurrence of events considered a the fundamental change is remote.

The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return.

Non-contingent redemption option

On or after September 15, 2015 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan’s principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

Since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

Conversion

The Holders may convert their Notes in integral multiples of USD1,000 principle amount at an initial conversion rate of USD19.34 per ADS, at any time prior to the maturity date of September 15, 2017. Upon conversion of the Notes, the Company will deliver shares of the Company’s ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature (“BCF”), as of commitment date as defined in ASC 470-20. There was no BCF attribute to the Notes as the set conversion price for the Notes was greater than the fair value of the ordinary share price at date of issuance.

The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. The Company will have to assess for the contingent BCF using a measurement date upon issuance of the Notes, upon occurrence of such adjustment. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46 (example 19), therefore the Company concludes that this feature is also considered indexed to its own stock.

Accounting for Debt Issuance Costs:

The debt issuance costs were recorded as deferred issuance costs and are amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835-30-35-2.

Accounting for Purchased Call Option:

In accordance with ASC 815-10-15-83, the Purchased Call Option meets the definition of a derivative instrument. However, the scope exception in accordance with ASC 815-10-15-74 applies to the Purchased Call Option as it is indexed to its own stock, and the Purchased Call Option meets the requirements of ASC 815 and would be classified in stockholders’ equity, therefore, the cost paid for Purchased Call Option was accounted for within stockholders’ equity, and subsequent changes in fair value will not be recorded.

Accounting for Issued Warrants:

The Company assessed that the Issued Warrants are not liabilities within scope of ASC 480-10-25. The Issued Warrants are legally detachable from the Notes and Purchased Call Option and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to Warrants and it meets the requirements of ASC 815 that would be classified in stockholders’ equity. Therefore, the Warrants was initially accounted for within stockholders’ equity, and subsequent changes in fair value will not be recorded.

17.  TREASURY STOCK

Accelerated share repurchase arrangement

On September 26, 2012, the Company entered into a Capped Call Option Transaction Agreement (the “Agreement”) for an initial notion amount of USD75 million with JP Morgan Chase Bank, National Association. The transaction enables the Company to execute a treasury stock repurchase up to 4.4 million ADSs upon maturity on December 19, 2012. The Agreement consists of two components, a treasure stock repurchase prepayment of USD62,182,346 (purchased call option) with a strike price of USD0.0001 per ADS, plus a warrant (a written call option) with an upper strike price of USD14.3621 per ADS. The total strike notion amount for the Capped Call Option Transaction is USD63,749,958.

Upon maturity:

•                  If the ADS trading price is above upper strike price (USD14.3621 per ADS), Ctrip retains a premium of USD1,567,612 and the initial cash prepayment of USD62,182,346 in cash or a number of ADSs that is calculated by dividing the cash settlement amount of USD63,749,958 by the maturity date’s trading price per ADS;

•                  If the ADS trading price is below upper strike price (USD14.3621 per ADS), Ctrip receives a fixed number of 4,438,763 ADSs.

The Capped Call Option Transaction meet the criteria for being indexed to the Company’s own stock and is therefore be excluded from the scope of ASC 815. The initial cash payment is recorded within shareholders’ equity as a component of additional paid in capital.

On December 19, 2012, the Capped Call Option Transaction expired with cash settlement. The difference between cash settlement and cash prepayment has been accounted for as an equity transaction with the amount recorded in additional paid in capital. As the ADS trading price is above the upper strike price, the Company selected cash settlement of the Capped Call Option amounting to USD63.7 million. As of December 31, 2012, the Company has received USD21.2 million, and the remaining USD42.5 million was collected by the Company subsequently in January, 2013.

18.  EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share were calculated as follows:

	2010	2011	2012
	RMB	RMB	RMB

Numerator:
Net income attributable to Ctrip’s shareholders	1,048,069,740	1,076,414,897	714,405,864
Eliminate the dilutive effect of interest expense of convertible bond	—	—	4,617,398
Numerator for diluted earnings per share	1,048,069,740	1,076,414,897	719,023,262

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding	35,385,451	35,977,063	34,236,761
Dilutive effect of share options	2,191,605	2,053,911	1,230,941
Dilutive effect of convertible bond	—	—	623,083
Denominator for diluted earnings per ordinary share	37,577,056	38,030,974	36,090,785

Basic earnings per ordinary share	29.62	29.92	20.87
Diluted earnings per ordinary share	27.89	28.30	19.92

Basic earnings per ADS	7.40	7.48	5.22
Diluted earnings per ADS	6.97	7.08	4.98

For the years ended December 31, 2010, 2011 and 2012, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2010	2011	2012
	RMB	RMB	RMB

Outstanding weighted average stock options	300,275	715,894	1,779,507
Sold Warrants	—	—	1,197,274
	300,275	715,894	2,976,781

19.  COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises that are classified as operating leases for the periods from 2013 to 2017. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB
2013	45,549,115
2014	23,709,758
2015	12,700,603
2016	3,434,275
2017	1,005,229
Thereafter	240,196
86,639,176

Rental expense amounted to RMB45,744,187, RMB66,208,557 and RMB94,213,513 for the years ended December 31, 2010, 2011 and 2012, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

Capital commitments

As of December 31, 2012, the Company had outstanding capital commitments totaling RMB284.5 million, which consisted of capital expenditures of property, equipment and software.

Guarantee

In connection with our air ticketing business, the Group is required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits in order to or to provide other guarantees obtain blank air tickets. As of December 31, 2012, the amount under these guarantee arrangements was approximately RMB777 million.

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

20.  SUBSEQUENT EVENTS

On February 20, 2013, the Company announced that its board of directors has appointed Mr. James Jianzhang Liang as Chairman and CEO of the Company and Mr. Min Fan as Vice Chairman and President of the Company and Chairman of Ctrip Travel Holdings, Ltd., which is Ctrip’s strategic investment unit, effective from March 1, 2013.

In February, 2013, one of the Company subsidiaries has entered into a share purchase agreement to issue 33,333,333 series B convertible preferred shares on the subsidiary level at a share price of USD1.1 for an aggregate consideration of USD36.7 million (RMB228.3 million).