Form 20-F
period 2013-12-31
CTRIP COM INTERNATIONAL LTD
filed 2014-03-28
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number 001-33853

CTRIP.COM INTERNATIONAL, LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

99 Fu Quan Road Shanghai 200335 People’s Republic of China
(Address of principal executive offices)

James Jianzhang Liang, Chief Executive Officer Telephone: +(8621) 3406-4880 Facsimile: +(8621) 5251-0000 99 Fu Quan Road Shanghai 200335 People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares, par value US$0.01	The NASDAQ Stock Market LLC*
per ordinary share	(The NASDAQ Global Select Market)

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

33,828,251 ordinary shares, par value $0.01 per ordinary share.

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

☐ Item 17   ☐ Item 18

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

☐ Yes   ☐ No

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013.

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

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                       KEY INFORMATION

A.            Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

All ADS data have been retroactively adjusted to reflect the current ADS to ordinary share ratio for all periods presented.

	For the Year Ended December 31,
	2009 RMB	2010 RMB	2011 RMB	2012 RMB	2013 RMB	2013 US$(2)
	(in thousands, except for per ordinary share data)
Consolidated Statement of Operation Data
Net revenues	1,988,007	2,881,233	3,498,085	4,158,791	5,386,746	889,827
Cost of revenues	(450,603)	(625,261)	(805,130)	(1,037,791)	(1,386,767)	(229,078)
Gross profit	1,537,404	2,255,972	2,692,955	3,121,000	3,999,979	660,749
Operating expenses
Product development(1)	(308,452)	(453,853)	(601,485)	(911,905)	(1,245,719)	(205,778)
Sales and marketing(1)	(345,289)	(453,293)	(624,600)	(984,002)	(1,269,413)	(209,692)
General and administrative(1)	(196,297)	(294,701)	(400,876)	(570,487)	(646,405)	(106,778)
Total operating expenses	(850,038)	(1,201,847)	(1,626,961)	(2,466,394)	(3,161,537)	(522,248)
Income from operations	687,366	1,054,125	1,065,994	654,606	838,442	138,501
Net interest income and other income	78,194	136,712	223,627	296,088	306,147	50,572
Income before income tax expense, equity in income of affiliates and noncontrolling interest	765,560	1,190,837	1,289,621	950,694	1,144,589	189,073
Income tax expense	(131,658)	(205,017)	(262,186)	(294,526)	(293,740)	(48,522)
Equity in income of affiliates	32,869	66,172	57,525	34,343	55,554	9,176
Net income	666,771	1,051,992	1,084,960	690,511	906,403	149,727
Less: Net loss / (income) attributable to noncontrolling interests	(7,797)	(3,922)	(8,545)	23,895	91,917	15,184
Net income attributable to Ctrip’s shareholders	658,974	1,048,070	1,076,415	714,406	998,320	164,911
Earnings Per Ordinary Share Data:
Net income attributable to Ctrip’s shareholders	658,974	1,048,070	1,076,415	714,406	998,320	164,911
Earnings per ordinary share(3), basic	19.62	29.62	29.92	20.87	30.34	5.01
Earnings per ordinary share(3), diluted	18.69	27.89	28.30	19.92	26.63	4.40

	As of December 31,
	2009 RMB	2010 RMB	2011 RMB	2012 RMB	2013 RMB	2013 US$(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,434,618	2,153,935	3,503,428	3,421,533	7,138,345	1,179,171
Restricted cash	113,150	224,179	211,636	768,229	739,544	122,164
Short-term investment	180,184	1,178,278	1,288,472	1,408,664	3,635,091	600,474
Accounts receivable, net	420,579	621,549	789,036	983,804	1,518,230	250,794
Prepayments and other current assets	134,318	355,831	566,188	999,149	1,237,531	204,426
Deferred tax assets, current	23,446	37,136	39,782	61,841	96,980	16,020
Non-current assets	1,850,465	3,545,296	3,362,893	4,026,531	6,452,753	1,065,918
Total assets	4,156,760	8,116,204	9,761,435	11,669,751	20,818,474	3,438,967
Current liabilities	1,158,542	1,880,898	2,568,060	3,910,144	6,368,008	1,051,921
Deferred tax liabilities, non-current	11,510	45,383	48,309	53,309	63,197	10,439
Long-term Debt	—	—	—	1,121,418	5,657,183	934,500
Total Ctrip’s shareholders’ equity	2,925,048	6,103,693	7,042,295	6,489,632	8,530,396	1,409,121
Noncontrolling interests	61,660	86,230	102,771	95,248	199,690	32,986
Total shareholder’s equity	2,986,708	6,189,923	7,145,066	6,584,880	8,730,086	1,442,107

(1)         Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2009 RMB	2010 RMB	2011 RMB	2012 RMB	2013 RMB	2013 US$(2)
	(in thousands)
Product development	33,863	64,254	98,955	132,583	138,668	22,906
Sales and marketing	18,864	33,203	48,191	55,892	49,105	8,111
General and administrative	77,802	145,104	195,645	243,246	250,157	41,323

(2)         Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.0537 to US$1.00. See “Exchange Rate Information.”

(3)         Each ADS represents 0.25 of an ordinary share.

Exchange Rate Information

We have published our consolidated financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2013 at US$1.00 : RMB6.0537, which was the certified exchange rate in effect as of December 31, 2013. The certified exchange rate on March 21, 2014 was US$1.00 : RMB 6.2248. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

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

	Certified Exchange Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7689	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March (through March March 21, 2014)	6.2248	6.1590	6.2273	6.1183

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

The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies have experienced recession. The recovery from the lows of 2008 and 2009 was uneven and the markets are facing new challenges, including the escalation of the European sovereign debt crisis after 2011. There is considerable future uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility. There have also been concerns about natural disasters and political and diplomatic tensions in Asia, including in Thailand, Japan and the Philippines.

Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and travel industry in China. Although the economy in China has grown significantly in the past decades, any severe or prolonged slowdown in the global and/or Chinese economy could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition. Recovery of the Chinese economy since 2010 has been uneven.  It was relatively stable in 2011, and the growth rate of China’s GDP decreased in 2012 and remained relatively slow in 2013. It is unclear how the economy will fare in 2014 and beyond. Since we derive the majority of our revenues from hotel reservation, air-ticketing and packaged-tour services in China, any severe or prolonged slowdown in the global and/or Chinese economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to travel products and services. If consumer demand for travel products and services we offer decreases, our revenues may decline. Furthermore, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

•                  political unrest;

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. In 2013, the trading prices of our ADSs on the NASDAQ Global Select Market ranged from US$18.87 to US$61.09 per ADS, and the closing price on March 27, 2014 was US$47.01 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:

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

In the past, our competitors launched aggressive advertising campaigns, special promotions and engaged in other marketing activities to promote their brands, acquire new customers or to increase their market shares. In response to such competitive pressure, we started to take and may continue to take similar measures and as a result will incur significant expenses, which in turn could negatively affect our operating margins in the quarters or years when such promotional activities are carried out. For example, we launched a promotion program in recent years to offer certain selected air tickets, hotel rooms and package tours as well as grant of e-coupons to our customers in response to promotion campaigns that our competitors have launched. Primarily as a result of the enhanced marketing efforts and additional investment in product developments in response to the intensified market competition, our operational margin was negatively affected. In addition, some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing and strategic relationships and alliances or other resources or name recognition, and may be able to imitate and adopt our business model. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business, results of operations and profit margins may be materially and adversely affected.

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

We have invested through open market purchases and in a private placement transaction a total of US$92 million in an approximately 15.39% stake in Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China. The purchase prices were determined based on the trading prices of Home Inns’ ADSs on the NASDAQ Global Market at the time of each open market purchase or the average closing prices of Home Inns’ ADSs as stipulated in the relevant purchase agreement. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in China Lodging Group, Limited, or Hanting, a leading economy hotel chain in China, through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering were equal to Hanting’s initial public offering price. If the ADS price of Home Inns or Hanting declines and becomes lower than our share purchase price, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods. In addition, if any of these acquired entities incur a net loss in the future, we would share their net loss proportionate to our equity interest in them.

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

In addition, our future success will depend on our ability to adapt our products and services to the changes in technologies and Internet user behavior. For example, the number of people accessing the internet through mobile devices, including smart devices, mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 3G and more advanced mobile communications technologies are broadly implemented. If we fail to develop products and technologies that are compatible with all mobile devices and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and operating systems, we may not be able to penetrate the mobile Internet market. In addition, the widespread adoption of new internet technologies or other technological changes could require significant expenditures to modify or integrate our products or services. If we fail to keep up with these changes to remain competitive, our future success may be adversely affected.

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

The recurrence of SARS or other similar outbreaks of contagious diseases as well as natural disasters may materially and adversely affect our business and operating results.

In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan Province, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of the sharp decrease in travel in the relevant earthquake-affected areas in Sichuan Province. In 2009, an outbreak of H1N1 influenza (swine flu) occurred in Mexico and the United States and human cases of the swine flu were discovered in China and Hong Kong. In March 2011, a powerful earthquake hit Japan, and the subsequent tsunami and nuclear accidents had far-reaching impact on the surrounding economies. Starting from March 2013, H7N9 bird flu, a new strain of animal influenza, has been spreading in China and has infected more than a hundred people. In October 2013, large scale political protests began in Thailand that lasted several months and caused disruption to tourism and travel. In November 2013, one of the largest typhoons ever recorded hit the Philippines, causing widespread devastation.

Any future outbreak of contagious diseases, extreme unexpected bad weather or natural disasters would adversely affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could negatively impact our customers’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Government advice regarding, or restrictions on, travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters may have a material adverse effect on our business and operating results.

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

In December 2008, our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information were each designated by relevant local authorities as a “high and new technology enterprise” under the EIT Law with an effective period of three years. Therefore, these entities were entitled to enjoy a preferential tax rate of 15% from 2008 to 2011, as long as they maintained their qualifications for “high and new technology enterprises”. These four entities re-applied for this qualification after the effective period expired in 2011 and their applications were approved by the relevant government authority. The “high and new technology enterprises” status of these entities is subject to review every three years and we cannot assure you that our subsidiaries will continue to qualify as high and new technology enterprises when they are subject to reevaluation in the future. In 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for 2011 tax filing and for the year from 2012 to 2014. In 2013, Chengdu Information Technology Co., Ltd., or Chengdu Information, obtained approval from local tax authorities to apply the 15% tax rate for its 2012 tax filing and for the years from 2013 to 2016. In the event that the preferential tax treatment for these entities is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.

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

We could be liable for breaches of Internet security or fraudulent transactions by users of our websites.

The Internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. See “Item 4. Information on the Company — B. Business Overview—PRC Government Regulations—Internet Privacy.” We conduct a majority of our transactions through the Internet (including through our websites and mobile apps). In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, credit card information, personal information and billing addresses) over public networks and ensuring the confidentiality, integrity, availability and authenticity of the information of our users, customers, hotel suppliers and airline partners is essential to maintain their confidence in our online products and services. Our current security measures may not be adequate and may contain deficiencies that we fail to identify, and advances in technology, increased levels of expertise of hackers, new discoveries in the field of cryptography or others could increase our vulnerability. For example, a third-party website with focus on Internet security information exchange released a news in March 2014 that as a result of a temporary testing function performed by us, certain data files containing customers’ credit card information had been stored on local servers maintained by us, which may lead to potential exposure of these customers’ information to hackers. We removed the cause of the potential security concern within two hours and then examined all other possible leaks and found that 93 customers’ credit card information might have been downloaded by the above-mentioned website for the purpose of confirming potential risks. Although to our knowledge, no customer has suffered financial loss or other damage due to the incident as of the date of this report, our business, results of operations, user experience and reputation may be materially and adversely affected if similar incidents related to Internet security recur in the future. In August 2011, China’s Supreme People’s Court and Supreme People’s Procuratorate issued judicial interpretations regarding hacking and other Internet crimes. However, its effect on curbing hacking and other illegal online activities still remains to be seen.

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

We engage celebrities to be our brand ambassadors to market our brands and products.

From time to time, we select celebrities to be our brand ambassadors to market our “Ctrip” brand or our products and services that are important to our business. However, we cannot give assurance that the endorsement from our brand ambassadors or related advertisements will remain effective, that the brand ambassador will remain popular or his or her images will remain positive and compatible with the messages that our brand and products aim to convey. Furthermore, we cannot ensure that we can successfully find suitable celebrities to replace any of our existing brand ambassador if the existing brand ambassador is no longer able or suitable to continue the engagement, and termination of such engagements may have a significant impact on our brand images and the promotion or sales of our products. If any of these situations occurs, our business, financial condition and results of operations could be materially and adversely affected.

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

Since 2006, we have accounted for share-based compensation in accordance with ASC 718”Compensation—Stock Compensation,” or ASC 718, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. We have granted share-based compensation awards, including share options and restricted share units, to employees, officers and directors to incentivize performance and align their interests with ours. We have adopted four share incentive plans, namely, the 2007 Share Incentive Plan, or the 2007 Plan, the 2005 Employee’s Stock Option Plan, or the 2005 Plan, the 2003 Employee’s Option Plan, or the 2003 Plan, and the 2000 Employee’s Stock Option Plan, or the 2000 Plan. Under the 2007 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to awards was 8,000,000 as of the first business day of 2014, with annual increases of 1,000,000 ordinary shares on the first business day of each subsequent calendar year until the termination of the plan. As a result of these grants and potential future grants, we had incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based awards.

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

We are subject to the reporting obligations under the U.S. securities laws. The U.S. Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2013. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2013. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

As a result of our corporate structure and the contractual arrangements between us and our affiliated Chinese entities, we are effectively subject to the 5% PRC business tax on both revenues generated by our affiliated Chinese entities’ operations in China and revenues derived from our contractual arrangements with our affiliated Chinese entities. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our affiliated Chinese entities were not made on an arm’s-length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our affiliated Chinese entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated Chinese entities’ tax expenses without reducing our tax expenses, which could subject our affiliated Chinese entities to late payment fees and other penalties for underpayment of taxes, and/or result in the loss of the tax benefits available to our subsidiaries in China. The EIT Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. As a result, our contractual arrangements with our affiliated Chinese entities may result in adverse tax consequences to us.

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

SAFE issued a public notice, or Notice 75, in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity interests in any onshore enterprise located in China, referred to in the notice as a “special purpose company.” On May 20, 2011, SAFE promulgated the Implementation Guidelines for Foreign Exchange Administration of Financings and Return Investment by Onshore Residents Utilizing Offshore Special Purpose Companies, or the Guidelines, which became effective on July 1, 2011, clarifying certain implementation questions of Notice 75. According to Notice 75 and the Guidelines, any PRC resident who is a direct or indirect shareholder of a special purpose company is also required to file or update the registration with the local branch of SAFE, with respect to that special purpose company for any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or the creation of any security interest. Moreover, the PRC subsidiaries of that special purpose company are required to urge the PRC resident shareholders to update their SAFE registration with the local branch of SAFE when such updates are required under applicable SAFE regulations.

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

Online payment systems in China are at an early stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely accepted by consumers in China as in the United States and other developed countries. The lack of wide acceptance of online payment systems and concerns regarding the adequacy of system security may limit the number of online commercial transactions that we can service. If online payment services and their security capabilities are not significantly enhanced, our ability to grow our online commerce business may be limited.

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

In December 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet information services providers must expressly inform their users of the purpose, manner and scope of the collection and use of users’ personal information by Internet information services providers, publish the Internet information services providers standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet information services providers and their employees keep users’ personal information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance, which could have an adverse effect on our financial condition and operating results.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

In September 2012, we completed an offering of US$180 million in aggregate principal amount of convertible senior notes due 2017. In October 2013, we completed another offering of US$800 million in aggregate principal amount of convertible senior notes due 2018. As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, SAFE promulgated a circular on November 9, 2010, Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen Circular 142, on November 9, 2011 the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities or any future offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. The accounting firms have the ability to appeal and the four firms which are subject to the six month suspension from practicing before the SEC have indicated that they will appeal. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC’s final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

In September 2012, we completed an offering of US$180 million in aggregate principal amount of convertible senior notes due 2017. In October 2013, we completed another offering of US$800 million in aggregate principal amount of convertible senior notes due 2018. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (1) any person or group gaining control of our company; (2) our company merging with or into another company or disposing of substantially all of its assets; (3) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (4) the adoption of any plan relating to the dissolution or liquidation of our company; or (5) our ADSs ceasing to be listed on a major U.S. national securities exchange. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2013 and, although no assurances can be made in this regard and assuming we use a substantial portion of the cash raised in our October 2013 convertible notes offering in our business in the early part of this year, we do not expect to be one for our taxable year ending December 31, 2014 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2014 or for any future taxable year.

A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income. The value of our assets generally will be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder (as defined herein). For a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10. Additional Information—Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.                        INFORMATION ON THE COMPANY

A.            History and Development of the Company

We commenced our business in June 1999. In March 2000, we established a new holding company, Ctrip.com International, Ltd., in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. Since our inception, we have conducted the majority of our operations in China and expanded our operations overseas in 2009. As of December 31, 2013, we mainly operated our business through the following significant subsidiaries:

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

•                  Ctrip Insurance Agency Co., Ltd., or Ctrip Insurance, which holds an insurance agency business license;

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

We formed Home Inns & Hotels Management (Hong Kong) Limited, or Home Inns Hong Kong, in 2001 to expand our business to include the hotel management service. We spun off all of our interest in Home Inns Hong Kong in August 2003. Home Inns Hong Kong became a wholly owned subsidiary of Home Inns in June 2006. Home Inns undertook an initial public offering and its ADSs were listed on the NASDAQ Global Market in October 2006. During the period from September 12, 2008 to March 31, 2009, we purchased ADSs of Home Inns on the open market representing approximately 10% of the then total outstanding ordinary shares of Home Inns. In May 2009, we entered into a purchase agreement with Home Inns to acquire additional equity interest in Home Inns through a private placement of its ordinary shares for $50 million in cash. In connection with this private placement, we have also obtained certain demand, piggyback and Form F-3 registration rights from Home Inns. Our aggregate equity interest in Home Inns was approximately 15.39% of the total outstanding ordinary shares of Home Inns as of December 31, 2013.

In March 2006, we formed a wholly owned subsidiary, C-Travel International Limited, an exempted company with limited liability incorporated in the Cayman Islands, in connection with our investment in a minority stake in ezTravel Co., Ltd., or ezTravel, an online travel service provider in Taiwan that offers packaged tours as well as hotel and airline ticket reservation services. In 2009, we consolidated ezTravel’s operating results because we had a controlling financial interest of ezTravel. The financial results of ezTravel are not significant to our company in the year ended December 31, 2013.

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

In May 2010, pursuant to a sale and purchase agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip.com International, Ltd., we acquired 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), for a total consideration of approximately US$88 million in cash, and began to consolidate its financial results since then. In February 2012, we entered into a sale and purchase agreement to purchase the remaining 10% of the issued share capital of HKWOT (BVI) Limited for a total consideration of US$9.4 million. The financial results of Wing On Travel were not significant to our company in the year ended December 31, 2013.

In October 2013, we entered into share purchase agreements to acquire 20.0% equity stake of Easy Go Inc., or Easy Go, by subscribing its Series B convertible preferred shares with a total consideration of US$23 million.

In December 2013, we entered into a share purchase agreement with eHi Auto Services Limited, or eHi, one of the largest car rental companies in China, to acquire a 19.6% equity stake by subscribing its Series E convertible preferred shares with a total consideration of US$94.05 million.

In December 2013, we acquired approximately 4% equity shares in Keystone Lodging Holdings Limited, or Keystone, which for a total purchase price of approximately US$25.5 million. Keystone in 2013 merged in 2013 with 7 Days Group Holdings Limited, or 7 Days, a leading economy hotel chain based in China.

From time to time, we selectively acquired or invested in businesses that complement our existing business, and will continue to do so in the future. Other than disclosed in this annual report on Form 20-F, no acquisitions or investments was material to our businesses or financial results at the time we made the acquisition or investment.

In September 2012, we completed an offering of US$180 million in aggregate principal amount of convertible senior notes due 2017, or the 2017 Notes. The 2017 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2017 Notes will be convertible into our ADSs based on an initial conversion rate of 51.7116 of our ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$19.34 per ADS and represents an approximately 10% conversion premium over the closing trading price of our ADSs on September 18, 2012, which was US$17.58 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events. The 2017 Notes will bear interest at a rate of 0.50% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2013, and they will mature on September 15, 2017, unless previously repurchased or converted in accordance with their terms prior to such date.

In October 2013, we completed an offering of US$800 million in aggregate principal amount of convertible senior notes due 2018, or the 2018 Notes. The 2018 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2018 Notes will be convertible into our ADSs based on an initial conversion rate of 12.7568 of our ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$78.39 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of our ADSs on October 10, 2013, which was US$55.01 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events. The 2018 Notes will bear interest at a rate of 1.25% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2014, and they will mature on October 15, 2018, unless previously repurchased or converted in accordance with their terms prior to such date.

Our principal executive offices are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, and our telephone number is (86-21) 3406-4880. Our agent for service of process in the United States is CT Corporation System. Our principal website address is www.ctrip.com. The information on our websites should not be deemed to be part of this annual report.

B.            Business Overview

We are a leading travel service provider for hotel accommodations, ticketing services, packaged tours and corporate travel management in China. We aggregate hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. We also help customers book tour packages and guided tours. In addition, our corporate travel management services help corporate clients effectively manage their travel requirements. Since commencing operations in 1999, we have experienced substantial growth and become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

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

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. As of December 31, 2013, we had secured room supply relationships with approximately 70,000 hotels in China and approximately 277,000 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. Through strategic cooperation arrangements with other leading online hotel reservation service providers in recent years, we expanded our overseas hotel network by gaining access to more international hotels on these platforms through our hotel reservation services. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers.

We believe that we are one of the largest consolidator of airline tickets in China in terms of the total number of airline tickets booked and sold. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating in cities at home and abroad. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes through mobile platform, internet websites and customer service centers and arrange electronic payment.

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

We offer our services to customers through an advanced transaction and service platform consisting of our centralized, 24-hour customer service centers, multi-lingual websites and mobile platform. In 2013, transactions effected through our customer service centers accounted for approximately 40% of our transaction volume, while our websites and mobile platform accounted for the balance.

Our revenues are primarily generated from the hotel reservation, ticketing services, packaged-tour services and corporate travel. For information on revenues attributable to our different products, see “Item 5.A. Operating Results.”

Products and Services

We began offering hotel reservation and ticketing services in October 1999. In 2013, we derived approximately 39% of our revenues from the hotel reservation business and 38% of our revenues from the ticketing services business. In addition, we offer other products and services including packaged tours, mostly bundled by us, that cover hotel, ticketing and transportation as well as corporate travel management services.

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

As of December 31, 2013, we had contracted with approximately 70,000 hotels in China, of which a majority have guaranteed room allotments, allowing us to sell rooms to our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a significant part of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking.

Ticketing Services. Ticketing services revenues mainly represent revenues from reservation of air tickets, railway-tickets and other related services. We sell air tickets as an agent for all major domestic Chinese airlines, such as Air China, China Eastern Airlines, China Southern Airlines and Hainan Airlines and many international airlines operating flights that originate from cities at home and abroad, such as Cathay Pacific, Singapore Airlines, American Airlines, Lufthansa, Emirates Airlines, Qantas Airways, Air France-KLM and Delta Air Lines. We also provide other related service to our customers, such as sales of aviation and train insurance, air-ticket delivery services, online check-in, and other value-added services, such as online seat selection and flight dynamics.

Our customers can book tickets through our mobile platform, internet websites and customer service centers and make payment electronically. The airline industry, including airline ticket pricing, is regulated by CAAC. Therefore, we have no discretion in offering discounts on the air tickets we sell.

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

Other Products and Services. Our other products and services include the sale of Property Management System, or PMS, and related maintenance service. We also offer advertising services, which principally represent the sale of banner advertisements or sponsorship on our websites. Other products and services accounted for a small portion of our total revenues in 2013.

Strategic Investments and Acquisitions

To maintain and strengthen our leading market position in China and to become a major travel service provider in the Greater China market, we constantly evaluate opportunities for strategic investments in, and acquisitions of, complementary businesses, assets and technologies and have made such investments and acquisitions from time to time. For example, in 2008 and 2009, we acquired an aggregate of approximately 18% of the total outstanding ordinary shares of Home Inns, a leading economy hotel chain in China. As of December 31, 2013, those shares we purchased represented approximately 15.39% of the total outstanding shares of Home Inns. In 2009, we acquired a controlling financial interest in ezTravel. In March 2010, we acquired approximately 9% of the total equity interest in Hanting, a leading economy hotel chain in China. In May 2010 and February 2012, we acquired 90% and the remaining 10% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), respectively. In December 2013, we acquired a 19.6% equity stake of eHi, one of the largest car rental companies in China. In December 2013, we acquired approximately 4% equity shares in Keystone, which merged with 7 Days, a leading economy hotel chain based in China.

Seasonality

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. See “Item 5.A. Operating Results,” for a discussion of seasonality in the travel industry.

Transaction and Service Platform

Our customers can reach us for their travel-related needs through either our mobile platform, our multi-lingual websites or our customer service centers. In 2013, transactions executed through our websites and mobile platform combined accounted for more than 60% of our total transactions, compared with 50% in 2012.

Mobile Platform. Our mobile booking software provides one-stop travel platform to our customers who search for hotels, flight, travel, train, car rental and ticket products, and completes bookings within minutes. Mobile applications enable our customers to make bookings more efficiently and have fueled our business growth in new direction. Our customers can also search for travel-related editorial content about destinations and travel tips through the mobile platform. Moreover, travelers can share their travel experience and micro-blogs with others through Ctrip community. We first introduced mobile applications in 2010. Since then we have upgraded mobile applications and added new functions into it on a regular basis. Cumulative downloads for Ctrip mobile app exceeded 100 million by December 31, 2013 with a significant portion of our hotel and air transaction executed on it on a daily basis.

In 2013, we develop corporate travel mobile app, which is the first of its kind in China and provides efficiency to corporate travelers. The app has extensive booking capabilities that match the personal preference of the traveler with their companies’ travel policies. It also features “smart itinerary” and “travel update” functions to ensure users are informed immediately of any changes to their journey. Users of this app enjoy also has 24-hours-a-day, seven-days-a-week call center support.

Internet Websites. Through our Internet websites, we continue improving shopping experience in hotel accommodations, flight tickets, vacation packages, train tickets, and other travel products to our customers. In 2013, we have launched new businesses in ticket products, car rental, cruise, dynamically-bounded flight and hotel products and gift cards. Today, more than half of online travel bookings are generated through websites.

We have upgraded our open platform in 2013, so that our suppliers and partners are connected to Ctrip more efficiently. We have opened up our system to international partners, search engines, e-commerce websites and affiliated websites to expand business opportunities. We have made great efforts to enhance our price competitiveness by improving the efficiency of our IT system and by working closely with airlines and partners through the open platform.

We have a main Chinese-language website located at www.ctrip.com. In addition, we have global websites like an English-language website located at english.ctrip.com, a Japanese-language website located at jp.ctrip.com, a Korean-language website located at kr.ctrip.com, a French-language website located at fr.ctrip.com, a German-language website located at de.ctrip.com, a Spanish-language website located at es.ctrip.com, a Russian-language website located at ru.ctrip.com, and a Vietnamese-language website located at vn.ctrip.com.

We consolidate and organize travel-related information for our consumers, including hotel reviews, travel blogs and community forums. Destination guides and community users actively search for travel information on our websites. Our customers refer to editorial content for destination research and travel tips.

Customer Service Centers. We have two customer service centers located in Shanghai and Nantong, respectively, and they operate 24 hours a day, seven days a week. Unlike some companies in the United States that outsource their customer service to third-party call centers, our customer service representatives are in-house travel specialists. All of our customer service representatives participated in a formal training program before commencing work.

Marketing and Brand Awareness

Through online marketing, customer rewards program, advertising and cross-marketing, we have created a strong Ctrip brand that is commonly associated in China with value travel products and services and superior customer service. We will continue to use our focused marketing strategy to further enhance awareness of our brand and acquire new customers.

Online Marketing. We have contracted many of the leading Internet search engines in China to prominently feature our websites and have cooperated with online companies to promote our services, as well as conducting public relations activities. We have purchased related keywords or directory links to direct potential customers to our websites.

Advertising. We advertise on television, video websites, LCD display screens, radio stations and subways and also conduct public relations activities in the major cities in China where we have a sales team. In 2013, we launched the first multi-media campaign featuring by a famous star. Based on our experience, these are effective advertising methods for increasing brand awareness and attracting new customers.

Cross-Marketing. We have entered into cross-marketing arrangements with major Chinese domestic airlines, financial institutions, telecommunications service providers and other corporations. Our airline partners and financial institution partners recommend our products and services to members of their mileage programs or bank card holders. Customers can accumulate miles by booking air tickets through us, or earn Ctrip’s points by paying through co-branded credit cards.

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

Technology and Infrastructure

Since our inception, we have been able to support substantial growth in our offline and online traffic and transactions with our technology and infrastructure.

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

Competition

In the hotel consolidation market, we compete primarily with local and foreign invested consolidators of hotel accommodations. We also compete with new internet travel search websites and service provider platforms and traditional travel agencies. We believe that the hotel room booking volume from FITs of our main competitors is significantly lower than ours. However, as the travel business in China continues to grow, we may face competition from new players in the hotel consolidation market in China and foreign travel consolidators that may enter the China market.

In the air-ticketing market, we compete primarily with other consolidators of air tickets with a multi-province airline ticket sales and fulfillment infrastructure in China. We also compete with new internet travel search websites and service provider platforms. In the markets where we face local competition, our competitors generally conduct ticketing transactions in person, and not over the Internet or through customer service centers. Many local air-ticketing agencies are primarily involved in the wholesale business and do not directly serve individual travelers, who are our targeted customers. However, as the airline ticket distribution business continues to grow in China, we believe that more companies involved in the travel services industry may develop their services that compete with our air-ticketing business. We also compete with airlines, which in recent years have made efforts to improve their direct sales.

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

In early 2008, “携程(Chinese characters for Ctrip)” was recognized as a “Famous Chinese Trademark,” which is the highest recognition for consumer brands granted by the SAIC. With these recognitions, we believe our trademark will be rigorously and actively protected by Industrial and Commercial Bureaus at both local and national levels. In early 2009, “携程(Chinese characters for Ctrip)” was recognized as a “Shanghai Well-known Brand,” which is also a high recognition for consumer brands granted by the Shanghai municipal government. In 2011, we were selected by Fortune China as one of the “Most Admired Companies” in China, among which we were the only travel service company. In 2012, we got the “World Travel Market Globe Award”, which is a global famous award, and were also awarded the “Lifelong Honor”, which is the highest recognition of “Earphone Mic Cup”. In 2013, we were selected by WPP as one of the “BrandZ Top 50” in China and we were selected by Forbes Asia as one of “the Region’s Top 200 Small-and-mid Size Companies”.

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

General Regulation of Businesses

Tourism Law.  On April 25, 2013, the Standing Committee of the National People’s Congress of the PRC issued the Tourism Law of the PRC, or the Tourism Law, which took effect on October 1, 2013. The Tourism Law aims to protect the tourists’ legal rights, regulate tourism market and promote the development of tourism industry and sets forth specific requirements for the operation of travel agencies. The travel agencies are prohibited from (i) leasing, lending or illegally transferring travel agency operation licenses, the information published by travel agencies to attract and organize customers must be true and accurate, (ii) conducting any false publicity to mislead customers, (iii) arranging visits to or participation in any project or activity in violation of the laws and regulations of the PRC or social morality, (iv) organizing tourism activities at unreasonably low price to induce or cheat tourists, and obtaining unlawful profits such as kickbacks by shopping arrangements or tour items paid separately, and (v) specifying shopping venues or arranging tour items paid separately when organizing and receiving tourists, except for those negotiated by the parties or demanded by the customers, which in any event should not affect the itineraries of other customers. In addition, travel agencies shall conclude contracts with customers for tourism activities; and before the start of the itinerary, customers may transfer their personal rights and obligations in the package tour contract to any third person, whom the travel agency shall not refuse without justifiable reasons, and any increased fees shall be borne by the customer and relevant third persons. Accordingly, travel agencies may be subject to civil liabilities for failing to fulfill the obligations discussed above, which include rectification, issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, or revocation of its travel agency permit. Furthermore, if a travel agency arranges shopping venues in violation of the Tourism Law, customers have the right, within 30 days after the end of the itinerary, to demand that the travel agencies handle the return of any purchased goods and make advance payment for the returned goods, or return the fees for any tour items paid separately.

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

In addition, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that Internet information services providers must not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. Internet information services providers may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an Internet information services provider may use User Personal Information only for the stated purposes under its scope of services. The Internet information services providers are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, they must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. Furthermore, on December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet information services providers must expressly inform their users of the purpose, manner and scope of their collection and use of users’ personal information, publish their standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that the Internet information services providers and their employees must keep strictly confidential users’ personal information that they collect, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

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

Under the current PRC regulations, loans, either from us or from third-party sources outside of China, incurred by our subsidiaries in China to finance their activities cannot exceed statutory limits, which equal the difference between the respective approved total investment amount and the registered capital of such PRC subsidiaries, and must be registered with the SAFE or its local branches. In the past, our subsidiaries have mainly funded their operations and cash needs from our initial capital injections and cash generated from such subsidiaries’ operations. Historically, we have extended two loans to two of our PRC subsidiaries in the amount of US$11.0 million and US$7.5 million, respectively, which are within the respective statutory limit of these two PRC subsidiaries. As of December 31, 2013, the loan in the amount of US$7.5 million was fully repaid and the loan in the amount of US$11.0 million had an outstanding balance of US$5.6 million. Other than these discussed above, none of the Company’s PRC subsidiaries had any outstanding loans as of December 31, 2013. Based on the capital needs and cash generated from operations of our PRC subsidiaries, we do not believe that our PRC subsidiaries would need to incur substantial debts to fund their respective operations in China in the near future, and even if they need to incur debts, they could manage to obtain short-term loans from PRC banks and financial institutions, which are not subject to the statutory limits referenced above. We currently do not believe, based on the above, that the statutory debt limits on our subsidiaries in China are material to our operations in China, and we do not believe it to be reasonably likely that our PRC subsidiaries would need to incur debts exceeding their respective statutory debt limit.

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

Dividend Distribution. The principal regulations governing distribution of dividends of wholly foreign-owned companies include:

•                  The Foreign Investment Enterprise Law (1986), as amended in 2000;

•                  Administrative Rules under the Foreign Investment Enterprise Law (2001) , as amended in 2014;

•                  Company Law of the PRC (2005), as amended in 2014; and

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

The following table sets out the details of our significant subsidiaries as of December 31, 2013:

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

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our affiliated Chinese entities. We conduct a majority of our business through our wholly owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency, online advertising and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities. Our significant consolidated affiliated Chinese entities included Ctrip Commerce, Shanghai Huacheng, Shanghai Ctrip, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip, Ctrip Insurance, Chengdu Ctrip and Chengdu Ctrip International as of December 31, 2013. In early 2013, we amended and restated the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. Moreover, we plan to enter into the same series of agreements with all of our future affiliated Chinese entities. These amended and restated contractual arrangements were disclosed in our last year’s report.

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

D.            Property, Plants and Equipment

Our first customer service center and principal sales, marketing and development facilities and administrative offices are located on owned premises comprising approximately 39,000 square meters in an economic development park in Shanghai, China. Our second customer service center is located in our owned premises in Nantong, China, comprising approximately 80,000 square meters. We have offices in Hong Kong, Beijing, Guangzhou, Shenzhen, Chengdu, Qingdao, Shenyang, Xiamen, Hangzhou, Wuhan, Nanjing, Sanya, Chongqing, Lijiang, Xi’an and Tianjin. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.

We have acquired the land use right to a piece of land in Nantong, Jiangsu Province in early 2008 for approximately RMB49 million. Nantong is approximately 110 kilometers north of Shanghai. In September 2008, we announced the commencement of construction of the Nantong customer service center. In December 2008, we entered into a construction agreement with Shanghai No. 1 Construction Co., Ltd. to construct the Nantong customer service center. The total contract value of the construction agreement was approximately RMB296 million. The aggregate investment for the Nantong customer service center including land costs, construction costs and other improvement costs, was approximately RMB447 million. We funded the construction from our operating cash flow. Nantong customer service center began operations in May 2010.

To support future business expansion, we acquired the land use right to a piece of land measuring approximately 9,000 square meters in Chengdu, Sichuan province in November 2011 for approximately RMB10 million, and plan to build our regional head office on this land. The construction commenced in 2011 and was completed in the early 2014. The total investment including the land use right was approximately RMB270 million (US$45 million). In 2012, we completed the purchase of a part of an office building in Shanghai for approximately RMB392 million (US$63 million) and an office building of approximately 8,857 square meters in Beijing for approximately RMB160 million (US$26 million). In 2013, we entered into an agreement to purchase an office building in Shanghai for approximately RMB590 million (US$97 million) including related taxes, of which RMB264 million (US$44 million) have been paid. The purchase is expected to complete in 2014. All of the abovementioned amounts were fully paid from our operating cash flow.

ITEM 4A                  UNRESOLVED STAFF COMMENTS

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

In 2013, we derived 39%, 38%, 16%, 5% and 2% of our total revenues from our hotel reservation, ticketing services, packaged tour, corporate travel and other products and services, respectively.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Growth in the Overall Economy and Demand for Travel Services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China and the rest of the world. According to the statistical report published on the website of National Bureau of Statistics of China on February 24, 2014, the gross domestic product, or GDP, of China grew from RMB33.5 trillion (US$4.9 trillion) in 2009 to RMB56.9 trillion (US$9.4 trillion) in 2013, representing a compound annual growth rate of 14.1%. GDP per capita in the same period rose from RMB25,125 (US$3,681) to RMB41,805 (US$6,906), representing a 13.6% compound annual growth rate. This growth led to a significant increase in the demand for travel services.

According to the statistical report published on the website of National Bureau of Statistics of China on February 24, 2014, domestic tourism spending grew from RMB1,018.4 billion (US$149.2 billion) in 2009 to RMB2,627.6 billion (US$434 billion) in 2013, representing a compound annual growth of 26.7%. We anticipate that demand for travel services in China will continue to increase in the foreseeable future as the economy in China continues to grow. However, any adverse changes in economic conditions of China and the rest of the world, such as the current global financial crisis and economic downturn, could have a material adverse effect on the travel industry in China, which in turn would harm our business.

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

•                  political unrest;

•                  natural disasters or poor weather conditions;

•                  terrorist attacks or threats of terrorist attacks or war;

•                  any travel restrictions or security procedures implemented in connection with major events in China; and

•                  general economic downturns.

In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan Province, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of the sharp decrease in travel in the relevant earthquake-affected areas in Sichuan Province. In 2009, an outbreak of H1N1 influenza (swine flu) occurred in Mexico and the United States and human cases of the swine flu were discovered in China and Hong Kong. In March 2011, a powerful earthquake hit Japan, and the subsequent tsunami and nuclear accidents had far-reaching impact on the surrounding economies. In November 2013, one of the largest typhoons ever recorded hit the Philippines, causing widespread devastation. In October 2013, large scale political protests began in Thailand that lasted several months and caused disruption to tourism and travel. Our business and operating results were adversely affected in all cases.

Any future outbreak of contagious diseases or similar adverse public health developments, extreme unexpected bad weather or severe natural disasters would affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Government advice regarding, or restrictions, on travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters could have a material adverse effect on our business and operating results.

Major Factors Affecting Our Results of Operations

Revenues

Revenues Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our total revenues grew from RMB2.1 billion in 2009 to RMB5.7 billion (US$944 million) in 2013, representing a compound annual growth rate of 28%.

We generate our revenues primarily from the hotel reservation and ticketing services businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2011	2012	2013
Revenues:
Hotel reservation	40%	39%	39%
Ticketing services	39%	38%	38%
Packaged-tour*	14%	16%	16%
Corporate travel	4%	4%	5%
Others	3%	3%	2%
Total revenues	100%	100%	100%

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

Since current PRC laws and regulations impose substantial restrictions on foreign ownership of air-ticketing, travel agency, advertising and value-added telecommunications businesses in China, we conduct part of our ticketing services and packaged-tour businesses through our affiliated Chinese entities. Historically, we generated a portion of our revenues from fees charged to these entities. See “—Arrangements with Affiliated Chinese Entities” for a description of our relationship with these entities.

Hotel Reservation. Revenues from our hotel reservation business have been our primary source of revenues since our inception. In 2011, 2012 and 2013, revenues from our hotel reservation business accounted for RMB1.5 billion, RMB1.7 billion and RMB2.2 billion (US$366 million), respectively, or 40%, 39% and 39%, respectively, of our total revenues.

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

Ticketing Services. Since early 2002, our ticketing services business has been growing rapidly. In 2011, 2012 and 2013, revenues from our ticketing services business accounted for RMB1.4 billion, RMB1.7 billion and RMB2.2 billion (US$357 million), respectively, or 39%, 38% and 38%, respectively, of our total revenues.

We conduct our ticketing services business through our consolidated affiliated Chinese entities, as well as a network of independent air-ticketing service companies. Commissions from ticketing services rendered are recognized after tickets are issued.

Packaged-tour. Our packaged-tour business has grown rapidly in the past three years. In 2011, 2012 and 2013, revenues from our packaged-tour business accounted for RMB535 million, RMB690 million and RMB936 million (US$155 million), respectively. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as revenues after the packaged-tour services are rendered. Our consolidated affiliated entities also, from time to time, act as principal in connection with the packaged-tour services provided by them. When they act as principal, they recognize gross amounts received from customers as revenues after the packaged-tour services are rendered.

Corporate Travel. Corporate travel revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. In 2011, 2012 and 2013, revenues from our corporate travel services accounted for RMB162 million, RMB200 million and RMB267 million (US$44 million), respectively. Commissions from air-ticketing services rendered are recognized after air tickets are issued. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of commissions amount by the hotel. Commissions from tour package services rendered are recognized after the packaged-tour services are rendered and collections are reasonably assured.

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

Cost of Revenues

Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation, telecommunication expenses, credit card charges and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 59%, 61% and 59% of our cost of revenues in 2011, 2012 and 2013, respectively. Telecommunication expenses accounted for 9%, 9% and 8% of our cost of revenues in 2011, 2012 and 2013, respectively. Credit card charges accounted for 20%, 19% and 19% of our cost of revenues in 2011, 2012 and 2013, respectively.

Cost of revenues accounted for 23%, 25% and 26% of our net revenues in 2011, 2012 and 2013, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. The increase of percentage of cost of revenues over net revenues in 2013 was largely due to the increase in customer service personnel and the increases in the average payroll and benefit.

Operating Expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, all of which include share-based compensation expense. In 2013, we recorded RMB438 million (US$72 million) of share-based compensation expense compared to RMB343 million and RMB432 million for 2011 and 2012, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to develop, maintain and monitor our transaction and service platform. Product development expenses accounted for 17%, 22% and 23% of our net revenues in 2011, 2012 and 2013, respectively. The product development expenses as a percentage of net revenues in 2013 increased compared to that in 2012 primarily due to the increases in the number of product development personnel and the average payroll. In 2013, we increased expenditure on product development in response to competitive pressure in order to capture more business opportunities in new products and services as well as in new markets.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, commissions for our marketing partners for referring customers to us, and production costs of marketing materials and membership cards. Our sales and marketing expenses accounted for 18%, 24% and 24% of our net revenues in 2011, 2012 and 2013, respectively. The sales and market expenses as a percentage of net revenues in 2013 remained consistent with that in 2012.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 11%, 14% and 12% of our net revenues in 2011, 2012 and 2013, respectively. The decrease of general and administrative expenses as a percentage of net revenues in 2013 was primarily due to the efficiency in the use of resources.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”

Income Taxes and Financial Subsidies

Income Taxes. Our effective income tax rate was 20%, 31% and 26% for 2011, 2012 and 2013, respectively. Prior to December 31, 2007, pursuant to the applicable tax laws in China, companies established in China were generally subject to EIT at a statutory rate of 33%. The 33% EIT rate applied to our subsidiaries and affiliated Chinese entities established in China, except for our subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information, and our consolidated affiliated Chinese entity, Shenzhen Ctrip Travel Agency Co., Ltd., or Shenzhen Ctrip, as discussed below.

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the new EIT Law, which became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Under the EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. For certain enterprises established in special economic zones, including Pudong New Area, a transitional preferential income tax rate of 18%, 20%, 22%, 24% and 25% for the respective five-year transition period is allowed. The increase in our effective income tax rate from 2011 to 2012 was primarily due to the provision of a 5% PRC withholding tax related to the dividends that our PRC subsidiaries paid to their direct parent, which is our Hong Kong subsidiary to fund the share repurchase program we announced in June 2012, and the increase in the amount of share-based compensation, which is not tax-deductible, as a percentage to our income before income tax expense as a whole. This was partially offset by the preferential tax treatment of certain affiliated Chinese entities. The decrease in our effective income tax rate from 2012 to 2013 was primarily due to the withholding tax accrued in 2012.

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

Pursuant to the EIT Law, companies established in China were generally subject to EIT at a statutory rate of 25%. The 25% EIT rate applies to our subsidiaries and affiliated Chinese entities established in China, except for Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information, Chengdu Information, which are our subsidiaries, and Shenzhen Ctrip, Chengdu Ctrip and Chengdu Ctrip International which are our consolidated affiliated Chinese entity.

•                  In 2011, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information reapplied for their qualification as “high and new technology enterprise”, which were approved by the relevant government authority. Thus, these four subsidiaries are entitled to a preferential EIT rate of 15% from 2011 to 2013.

•                  Shenzhen Ctrip enjoyed a preferential tax rate of 15% before 2008 as it is registered in Shenzhen, a special economic zone of China. Under the new EIT law, Shenzhen Ctrip was entitled to a transitional tax rate which gradually increased to 25% from 2008 to 2012. The applicable tax rate for Shenzhen Ctrip in 2010, 2011 and 2012 was 22%, 24% and 25%, respectively.

•                  In 2002, China’s SAT started to implement preferential tax policy in China’s western region, and companies located in applicable jurisdictions covered by the Catalogue of Encouraged Industries in the Western Region (initially effective through the end of 2010 and further extended to 2020) are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. In 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for 2011 tax filing and for the year from 2012 to 2014. In 2013, Chengdu Information obtained approval from local tax authorities to apply the 15% tax rate for 2012 tax filing and for the year from 2013 to 2016. Such preferential tax treatment may be subject to change in near future due to the impending release of a new Catalog of Encouraged Industries in the Western Region.

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to be the first city to carry out a pilot program of tax reform. Effective January 1, 2012, any entity in Shanghai that falls in the category of “selected modern service industries” was required to switch from being a business tax payer to become a value-added tax (“VAT”) payer, who is permitted to offset expenses incurred in providing the relevant services it provides from the taxable income. In May 2013, the Ministry of Finance released Circular Caishui [2013] No. 37 to extend the tax reform nationwide. Effective August 1, 2013, entities within transportation service and selected modern service industries will switch from a business tax payer to a value-added tax (“VAT”) payer. Ctrip Travel Network and Shanghai Commerce have been subject to VAT at a rate of 6% and stopped paying the 5% business tax from January 1, 2012 onwards. We do not expect this change to have a material impact on our consolidated results of operations.

Financial Subsidies. In 2011, 2012 and 2013, our subsidiaries in China received financial subsidies from the government authorities in Shanghai in the amount of approximately RMB73 million, RMB90 million and RMB120 million (US$20 million), respectively, which we recorded as other income upon cash receipt. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive financial subsidies in the future.

Critical Accounting Policies and Estimates

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

Investment. We apply the ASC 323 “Investments—Equity Method and Joint Ventures,” in accounting for our investments. The equity method is used for investments in entities in which we have the ability to exercise significant influence but do not own a majority equity interest or otherwise control. The cost method is used for investments over which we do not have the ability to exercise significant influence. For other investment, we apply ASC 320 “Investments—Debt and Equity Securities,” which requires that debt and equity securities be classified into one of three categories and accounted for as follows: (i) those “held to maturity” are reported at amortized cost; (ii) “trading securities” with unrealized holding gains and losses are included in earnings; and (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available for sale” and reported at fair value. Unrealized gains and losses on available for sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax. The assessment of the fair values for the investment classified as “available for sale” required significant estimates, which includes estimating the future cash flows, determining appropriate discount rates and other assumptions. Changes in these assumptions and estimates could materially affect the respective fair value of these investments. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. ASC 350 “Intangibles—Goodwill and Other,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For 2011, 2012 and 2013, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets based on the expanding and prospective business of our subsidiaries and affiliated Chinese entities. As of December 31, 2011, 2012 and 2013, there were no circumstances or events that indicated that the assets may be impaired. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Customer Rewards Program. We offer a customer rewards program that allows customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize liabilities and corresponding expenses for the related future obligations. As of December 31, 2011, 2012 and 2013, our accrued balance for the customer rewards program were approximately RMB162 million, RMB218 million and RMB285 million (US$47 million), respectively. Our expenses for the customer rewards program were approximately RMB128 million, RMB 157 million and RMB203 million (US$34 million) for the years ended December 31, 2011, 2012 and 2013. We estimate our liabilities under our customer rewards program based on accumulated membership points and our estimate of probability of redemption in accordance with the historical redemption pattern. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense.

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

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2011, 2012 and 2013, we recorded deferred tax assets of RMB40 million, RMB62 million and RMB97 million (US$16 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2011, 2012 and 2013, it is more likely than not that the deferred tax assets resulting from the net operating losses of certain subsidiary will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. We review on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. As of the end of December 31, 2011, 2012 and 2013, the allowance for doubtful accounts was RMB5.0 million, RMB4.4 million and RMB5.9 million (US$974 thousand), respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2011		2012		2013
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	US$ (in thousands)%
Revenues:
Hotel reservation	1,486,899	43	1,702,501	41	2,214,171	365,755	41
Ticketing services	1,437,118	41	1,690,286	41	2,161,784	357,101	40
Packaged-tour(1)	534,640	15	689,661	17	935,685	154,564	17
Corporate travel	161,610	5	199,756	5	266,989	44,103	5
Others	106,037	3	126,988	3	138,389	22,861	3
Total revenues	3,726,304	107	4,409,192	106	5,717,018	944,384	106
Less: Business tax and related surcharges	(228,219)	(7)	(250,401)	(6)	(330,272)	(54,557)	(6)
Net revenues	3,498,085	100	4,158,791	100	5,386,746	889,827	100
Cost of revenues	(805,130)	(23)	(1,037,791)	(25)	(1,386,767)	(229,078)	(26)
Gross profit	2,692,955	77	3,121,000	75	3,999,979	660,749	74
Operating expenses:
Product development(2)	(601,485)	(17)	(911,905)	(22)	(1,245,719)	(205,778)	(23)
Sales and marketing(2)	(624,600)	(18)	(984,002)	(24)	(1,269,413)	(209,692)	(24)
General and administrative(2)	(400,876)	(12)	(570,487)	(14)	(646,405)	(106,778)	(12)
Total operating expenses	(1,626,961)	(47)	(2,466,394)	(59)	(3,161,537)	(522,248)	(59)
Income from operations	1,065,994	30	654,606	16	838,442	138,501	15
Interest income	106,003	3	176,193	4	200,069	33,049	4
Interest expense	—	—	(10,393)	0	(57,044)	(9,423)	(1)
Other income	117,624	3	130,288	3	163,122	26,946	3
Income before income tax expense equity in income of affiliates and noncontrolling interest	1,289,621	37	950,694	23	1,144,589	189,073	21
Income tax expense	(262,186)	(8)	(294,526)	(7)	(293,740)	(48,522)	(5)
Equity in income of affiliates	57,525	2	34,343	1	55,554	9,176	1
Net Income	1,084,960	31	690,511	17	906,403	149,727	17
Less: Net income attributable to noncontrolling interests	(8,545)	—	23,895	1	91,917	15,184	2
Net income attributable to Ctrip’s shareholders	1,076,415	31	714,406	17	998,320	164,911	19

(1)         Certain of our packaged-tour revenues were booked on a gross basis. See “— Major Factors Affecting Our Results of Operations — Revenues — Packaged-tour.”

(2)         Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2011		2012		2013
			RMB
	RMB		(in		RMB	US$
	(in thousands)%		thousands)%		(in thousands)	(in thousands)%
Product development	(98,955)	(3)	(132,583)	(3)	(138,668)	(22,906)	(3)
Sales and marketing	(48,191)	(1)	(55,892)	(1)	(49,105)	(8,111)	(1)
General and administrative	(195,645)	(6)	(243,246)	(6)	(250,157)	(41,323)	(5)

Any discrepancies in the above table between the amounts/percentages identified as total amounts/percentages and the sum of the amounts/percentages listed therein are due to rounding.

2013 compared to 2012

Revenues

Total revenues were RMB5.7 billion (US$944 million) in 2013, an increase of 30% over RMB4.4 billion in 2012. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets sold in 2012.

Hotel Reservation. Revenues from our hotel reservation business increased by 30% to RMB2.2 billion (US$366 million) in 2013 from RMB1.7 billion in 2012, primarily driven by an increase of 46% in hotel room nights sold and partially offset by 11% decrease in blended commission per room night. Decrease in blended commission per room night is mainly due to the promotional activities we launched for selected hotels mainly in the forms of e-coupons and group buys.

Ticketing Services. Revenues from our ticketing services business increased by 28% to RMB2.2 billion (US$357 million) in 2013 from RMB1.7 billion in 2012, primarily due to strong growth of air tickets sales volume as we continued to significantly expand our air ticketing capabilities in 2013. The total number of air tickets sold in 2013 increased by 33% from 2012.

Packaged-tour. Packaged-tour revenues increased by 36% to RMB936 million (US$155 million) in 2013 from RM690 million in 2012, primarily due to the continued growth of our packaged-tour business product and service offerings.

Corporate Travel. Corporate travel revenues increased by 34% to RMB267 million (US$44 million) in 2013 from RMB200 million in 2012, primarily due to the increased corporate travel demand from our corporate clients.

Other Businesses. Revenues from other businesses increased by 9% to RMB138 million (US$23 million) in 2013 from RMB127 million in 2012, primarily due to the increased revenues from advertising services.

Business tax and related surcharges

Our business tax and related surcharges increased by 32% to RMB330 million (US$55 million) in 2013 from RMB250 million in 2012 as a result of the increases in revenues in all of our business lines.

Cost of Revenues

Cost of revenues in 2013 increased by 34% to RMB1,387 million (US$299 million) from RMB1,038 million in 2012. This increase was primarily attributable to increased costs associated with the rapid growth of air-ticketing and packaged-tour businesses and the expansion of our hotel reservation business. Additionally, our customer service personnel increased over 14,000 in 2013 from approximately 10,000 in 2012 and their average payroll and benefits also increased in 2013.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development. Product development expenses increased by 37% to RMB1,246 million (US$206 million) in 2013 from RMB912 million in 2012, primarily due to an increase in the number of product development personnel to over 6,000 employees in 2013 from approximately 4,700 employees in 2012 as we expanded our air ticketing and packaged-tour businesses, as well as an increase in the average payroll and share-based compensation to our product development personnel.

Sales and Marketing. Sales and marketing expenses increased by 29% to RMB1,269 million (US$210 million) in 2013 from RMB984 million in 2012, primarily attributable to the increase in advertising expenses, marketing and promotion expenses and the increase of salary, benefit expenses of our sales and marketing personnel.

General and Administrative. General and administrative expenses increased by 13% to RMB646 million (US$107 million) in 2013 from RMB570 million in 2012, primarily due to the increase in general and administrative personnel compensation expenses and the incremental turnover tax due to the new value-added tax reform.

Equity in income of affiliates

Equity in income of affiliates increased by 62% to RMB56 million (US$9 million) in 2013 from RMB34 million in 2012 mainly due to the net impact of investment gain as a result of equity dilution in the investee, and the increase in proportional equity pick-up of the investment in Home Inns’ results of operations.

Interest Income

Interest income increased by 14% to RMB200 million (US$33 million) in 2013 from RMB176 million in 2012 due to the increased interest rate and increased cash generated from operations in 2013.

Interest Expense

Interest expense increased by 449% to RMB57 million (US$9 million) in 2013 from RMB10 million in 2012 due to the issuance of 2018 Convertible Notes and the increase of the loan facilities in 2013.

Other Income

Other income increased by 25% to RMB163 million (US$27 million) in 2013 from RMB130 million in 2012, primarily due to increases in government subsidy in 2013.

Income Tax Expense

Income tax expense was RMB294 million (US$49 million) in 2013 and RMB295 million in 2012. Our effective income tax rate in 2013 was 26%, as compared to 31% in 2012, primarily because we accrued the provision of 5% PRC withholding tax related to the dividends that our PRC subsidiaries would pay to our Hong Kong subsidiary to fund the share repurchase program in 2012. See “— Major Factors Affecting Our Results of Operations — Income Taxes and Financial Subsidies.”

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

Ticketing Services. Revenues from our ticketing services business increased by 18% to RMB1.7 billion (US$271 million) in 2012 from RMB1.4 billion in 2011, primarily due to strong growth of air tickets sales volume as we continued to significantly expand our air ticketing capabilities in 2012. The total number of air tickets sold in 2012 increased by 20% from 2011.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 in China were increases of 4.1%, 2.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.           Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,851,315	1,654,368	2,452,827	405,178
Net cash used in investing activities	(339,947)	(1,239,904)	(4,086,144)	(674,983)
Net cash (used in)/provided by financing activities	(114,749)	(515,564)	5,315,975	878,137
Effect of foreign exchange rate changes on cash and cash equivalents	(47,126)	19,205	34,154	5,642
Net increase/(decrease) in cash and cash equivalents	1,349,493	(81,895)	3,716,812	613,974
Cash and cash equivalents at beginning of year	2,153,935	3,503,428	3,421,533	565,197
Cash and cash equivalents at end of year	3,503,428	3,421,533	7,138,345	1,179,171

Net cash provided by operating activities amounted to RMB2.5 billion (US$405 million) in 2013, which was primarily attributable to (i) our net income of RMB906.4 million (US$149.7 million) in 2013; (ii) an add-back of RMB477.7 million (US$78.9 million) in non-cash items, primarily relating to share-based compensation expenses and depreciation expenses; (iii) an increase in accounts payable of RMB537.7 million (US$88.8 million), primarily due to the increased volume of air-ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; (iv) an increase in advances from customers of RMB1,001.7 million (US$165.5 million), primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services. These increases were partially offset by (i) an increase in accounts receivable of RMB487.4 million (US$80.5 million), primarily due to the increased volume of corporate travel management services as our corporate customers normally receive certain credit terms from us for the full amount of the prices of the air tickets issued and hotel rooms reserved, and the increased volume of credit card payments from our individual customers for air-ticket booking.

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

Net cash used in investing activities amounted to RMB4.1 billion (US$675 million) in 2013, compared to net cash used in investing activities of RMB1.2 billion in 2012. This increase in 2013 was primarily due to the increase of short term investment, the increase of acquisition and the construction or renovation of our office buildings in Chengdu and Shanghai. Net cash used in investing activities amounted to RMB1.2 billion in 2012, compared to net cash used in investing activities of RMB339.9 million in 2011. This increase in 2012 was primarily due to the increase of short term investment and the construction or renovation of our office buildings in Chengdu, Shanghai and Beijing.

Net cash provided by financing activities amounted to RMB5,316 million (US$878.1 million) in 2013, compared to net cash used by financing activities of RMB515.6 million in 2012 and net cash used by financing activities of RMB114.7 million in 2011. We did not make any dividend payment in 2011, 2012 and 2013. The change of net cash flow in financing activities in 2013 was mainly due to the offering of convertible senior notes with a principal amount of US$800 million in October 2013. The change of net cash flow in financing activities in 2012 was mainly due to the offering of convertible senior notes with a principal amount of US$180 million in September 2012 and net cashes used on our share repurchases in the amount of RMB1.7 billion.

Capital Resources

As of December 31, 2013, our principal sources of liquidity have been cash generated from operating activities, short-term borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our shares and convertible senior notes to investors and related parties and short-term borrowings from third-party lenders. As of the date of this annual report, we had convertible senior notes with an outstanding principal amount of US$934.5 million and a term loan facility with an outstanding principal of US$127.75 million. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and at least the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

As of December 31, 2013, our primary capital commitment was RMB376 million (US$62 million) in connection with capital expenditures of property, equipment and software.

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

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.             Off-Balance Sheet Arrangements

In connection with our air ticketing business, we are required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits or to provide other guarantees in order to obtain blank air tickets. As of December 31, 2013, the amount under these guarantee arrangements was approximately RMB877 million (US$145 million).

Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

F.             Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2013:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in RMB thousands)
Convertible senior notes with principal and interest	5,977,437	65,716	1,008,224	4,903,497	—
Term Loans with principal and interest	780,957	780,957	—	—	—
Operating lease obligations	108,513	49,445	56,062	2,726	280
Purchase obligations	413,252	397,843	15,259	150	—
Total	7,280,159	1,293,961	1,079,545	4,906,373	280

Our 2017 Notes will mature in September 2017, unless earlier repurchased or converted into our ADSs based on an initial conversion price of 51.7116 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2017 Notes bear interest at a rate of 0.5% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2013.

Our 2018 Notes will mature in October 2018, unless earlier repurchased or converted into our ADSs based on an initial conversion price of 12.7568 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2018 Notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2014.

In June 2012, we entered into a contract with China Construction Bank for a loan facility of up to US$72.75 million. In June 2013, the facility came to maturity and was extended for another 12 month. The facility is collateralized by a bank deposit of RMB500 million provided by one of our wholly-owned subsidiaries. As of December 31, 2013, we obtained three borrowings of RMB441.1 million (US$72.75 million) in aggregate under the facility. The annual interest rate of borrowings is approximately 2.4%.

In August 2013, we entered into a contract with Agricultural Bank of China for a loan facility of US$40 million. The facility has a maturity of 12 months and is pledged by a bank deposit of RMB270 million of one of our subsidiaries. As of December 31, 2013, we obtained two borrowings of RMB91.0 million (US$15 million) in aggregate under the facility. The annual interest rate of borrowings is approximately 2.4%.

In November 2013, we entered into a contract with China Construction Bank for a loan facility of up to US$40 million. The facility has a maturity of 3 months and is collateralized by a bank deposit of RMB262 million provided by one of our wholly-owned subsidiaries. As of December 31, 2013, we obtained borrowings of RMB242.5 million (US$40 million) in aggregate under the facility. The annual interest rate of borrowings is approximately 2.4%.

Operating lease obligations for the years 2014, 2015, 2016, 2017, 2018 and 2019 are RMB49.4 million, RMB35.8 million, RMB15.1 million, RMB5.2 million, RMB2.4 million and RMB0.6 million, respectively. Rental expenses amounted to approximately RMB66 million, RMB94 million and RMB118 million (US$20 million) for the years ended December 31, 2011, 2012 and 2013, respectively. Rental expense is charged to the statements of income when incurred.

While the table above indicates our contractual obligations as of December 31, 2013, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The names of our current directors and senior management, their ages as of the date of this annual report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	44	Co-founder; Chairman of the Board and Chief Executive Officer
Min Fan	49	Co-founder; Vice Chairman of the Board and President
Jane Jie Sun	45	Chief Operating Officer
Jenny Wenjie Wu	39	Chief Strategy Officer
Xiaofan Wang	39	Chief Financial Officer
Neil Nanpeng Shen(1)	46	Co-founder; Independent Director
Qi Ji	47	Co-founder; Independent Director
Gabriel Li(1)	46	Vice Chairman of the Board, Independent Director
JP Gan(1) (2)	42	Independent Director

(1)         Member of the Audit Committee.

(2)         Member of the Compensation Committee.

Pursuant to the currently effective articles of association of our company, our board of directors shall consist of no more than nine directors, including (i) two directors appointed by our co-founders consisting of Messrs. James Jianzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan, subject to the approval of a majority of our independent directors; and (ii) one director who is the then current chief executive officer of our company. Each of our directors will hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

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

Min Fan is one of the co-founders of our company. Mr. Fan has been a member of our board of director since October 2006 and has served as the vice chairman of the board since March 2013. Mr. Fan has served as our president since February 2009. He also served as our chief executive officer from January 2006 to February 2013, as our chief operating officer from November 2004 to January 2006, and as our executive vice president from 2000 to November 2004. Mr. Fan also serves as an independent director of 500.com listed on NYSE from 2013. From 1997 to 2000, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan currently serves on the board of directors of China Lodging Group, Limited. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

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

Jenny Wenjie Wu has been Chief Strategy Officer of our company since November 2013.  Prior to that, she served as our Chief Financial Officer between May 2012 and November 2013 and as our Deputy Chief Financial Officer between December 2011 and May 2012. Ms. Wu also serves as an independent director of Kingsoft Corporation Limited from March 2013. Prior to joining Ctrip, Ms. Wu was an equity research analyst covering China Internet and Media industries in Morgan Stanley Asia Limited and in Citigroup Global Markets Asia Limited from 2005 to 2011. Prior to that, Ms. Wu worked in the Department of Enterprises Operations and Management in China Merchants Holdings (International) Company Limited, a company listed on the Hong Kong Stock Exchange, from 2003 to 2005. Ms. Wu holds a Ph.D. degree in finance from the University of Hong Kong, a Master’s degree in philosophy in finance from the Hong Kong University of Science and Technology, and both a Master’s degree and a Bachelor’s degree in economics from Nan Kai University, China. Ms. Wu is a Chartered Financial Analyst (CFA).

Xiaofan Wang has served as our Chief Financial Officer since November 2013. Prior to that, she was our vice president since January 2008. Ms. Wang joined us in 2001 and has held a number of managerial positions at our company. Prior to joining us, she served as finance manager in China eLabs, a venture capital firm from 2000 to 2001. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University.

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

B.            Compensation

We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$1.3 million in 2013. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “—Employee’s Stock Option Plans” for options granted to our directors in 2013.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$1 million in 2013, excluding compensation paid to Min Fan and James Jianzhang Liang, who also serve and receive compensation as our executive directors. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2013 aggregate compensation amount. See “—Employee’s Stock Option Plans” for options granted to our executive officers in 2013.

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

As of February 28, 2014, the 2005 Plan, the 2003 Plan and the 2000 Plan have all terminated and there were 567,852 options issued and outstanding under the 2005 Plan. Under the 2007 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to awards was 5,000,000 as of the first business day of 2011, with annual increases of 1,000,000 ordinary shares on the first business day of each subsequent calendar year until the termination of the plan. Under the 2007 Plan, 4,216,262 options and 888,942 restricted share units were issued and outstanding as of February 28, 2014.

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

The following table summarizes, as of February 28, 2014, the outstanding options granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other optionees in the aggregate. The table gives effect to the amendments described above.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	905,000	37.56; 38.16; 58.39; 70.32; 78.56; 83.04; 87.96; 96.7; 102.84; 161.96	From February 13, 2007 to January 9, 2014	From February 13, 2015 to January 9, 2022
Min Fan	1,050,000	37.56; 38.16; 58.39; 70.32; 78;56; 87.96; 96.7; 102.84; 161.96	From February 13, 2007 to January 9, 2014	From February 13, 2015 to January 9, 2022
Jane Jie Sun	860,000	37.56; 38.16; 58.39; 70.32; 78.56; 87.96; 96.7; 102.84; 161.96	From February 13, 2007 to January 9, 2014	From February 13, 2015 to January 9, 2022
Jenny Wenjie Wu	*	70.32; 78.56; 87.96	From March 28, 2012 to January 27, 2013	From March 28, 2020 to January 27, 2021
Xiaofan Wang	*	38.16; 87.96; 102.84; 161.96	From February 10, 2009 to January 9, 2014	From February 10, 2017 to January 9, 2022
Neil Nanpeng Shen	*	38.16; 58.39; 78.56; 125.16	From February 13, 2007 to January 27, 2013	From February 13, 2015 to January 27, 2021
Qi Ji	*	38.16; 78.56	From August 13, 2007 to January 27, 2013	From February 10, 2017 to January 27, 2021
Gabriel Li	*	38.16; 58.39; 78.56	From February 13, 2007 to January 27, 2013	From February 13, 2015 to January 27, 2021
JP Gan	*	78.56	January 27, 2013	January 27, 2021
Other Employees	1,769,579	From 18.245 to 161.96	From August 11, 2006 to January 9, 2014	From August 11, 2014 to January 9, 2022
Total	4,784,114

*                 Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

The following table summarizes, as of February 28, 2014, the outstanding restricted share units granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other employees in the aggregate.

	Ordinary Shares Underlying Restricted Share Unit Granted	Date of Grant
James Jianzhang Liang	74,333	From March 1, 2011 to January 9, 2014
Min Fan	60,500	From March 1, 2011 to January 9, 2014
Jane Jie Sun	47,750	From March 1, 2011 to January 9, 2014
Jenny Wenjie Wu	*	From January 27, 2013 to January 9, 2014
Xiaofan Wang	*	From March 1, 2011 to March 28, 2012
Neil Nanpeng Shen	*	January 27, 2013
Qi Ji	*	January 27, 2013
Other Employees	698,972	From January 29, 2010 to January 9, 2014
Total	888,942

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

Termination or Amendment of Plans. The 2005 Plan terminated automatically in 2009 although the termination does not affect the rights of the optionees who received option grants under the 2005 Plan. There were 567,852 options issued and outstanding under the 2005 Plan as of February 28, 2014.

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

As of the date of this annual report, our compensation committee consists of Messrs. Gan and Ji, both of whom meet the “independence” definition under the NASDAQ Rules.

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

D.            Employees

As of December 31, 2013, we had approximately 23,000 employees, including approximately 1,300 in management and administration, approximately 14,200 in our customer service centers, approximately 1,300 in sales and marketing, and approximately 6,200 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Guangzhou and Shenzhen. We consider our relations with our employees to be good.

E.             Share Ownership

As of February 28, 2014, 34,062,807 of our ordinary shares were issued and outstanding (excluding the 1,073,835 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). As of the same date, there were 4,784,114 options and 888,942 restricted share units issued and outstanding under our 2005 Plan and 2007 Plan, which, once vested, are exercisable for the equivalent amount of our ordinary shares. For information regarding 2005 Plan and 2007 Plan, see “Item 6.B. Compensation.” Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, taking into account the aggregate number of ordinary shares underlying share options and restricted share units that were outstanding as of, and exercisable within 60 days after, February 28, 2014, by each of our directors and senior management. For information regarding share options and restricted share units granted to our directors and senior executive officers, see “Item 6.B. Compensation.” Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Directors and Senior Management:
Min Fan (3)	1,157,320	2.9%
Jane Jie Sun (4)	857,649	2.2%
James Jianzhang Liang (5)	606,315	1.6%
Neil Nanpeng Shen (6)	*	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	*
All directors and officers as a group (7)	2,955,914	7.3%
Principal Shareholders:
Entities affiliated with OppenheimerFunds, Inc. (8)	4,639,819	13.72%
T. Rowe Price Associates, Inc. (9)	4,440,207	13.13%
Baillie Gifford & Co (Scottish Partnership) (10)	1,828,740	5.41%

*                 Less than 1% of our total outstanding ordinary shares.

Notes:

(1)         Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)         For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 34,062,807, being the sum of the number of ordinary shares outstanding as of February 28, 2014, the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after February 28, 2014, and the number of ordinary shares in the form of ADSs assuming full conversion of notes held by such person or group to ADSs at the initial conversion rate.

(3)         Includes 286,021 ordinary shares held by Perfectpoint International Limited, a British Virgin Islands company owned by Mr. Fan and 806,667 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2014 held by Mr. Fan and 64,633 ordinary shares in the form of ADSs assuming full conversion of US$5,000,000 notes that Mr. Fan holds to ADSs at the initial conversion price.

(4)         Includes 143,750 ordinary shares held by Ms. Sun and 520,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2014 and 193,899 ordinary shares in the form of ADSs assuming full conversion of US$15,000,000 notes that Ms. Sun holds to ADSs at the initial conversion price.

(5)         Includes 160,000 ordinary shares held by Mr. Liang and 252,417 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2014 held by Mr. Liang and 193,899 ordinary shares in the form of ADSs assuming full conversion of US$15,000,000 notes that Mr. Liang holds to ADSs at the initial conversion price.

(6)         Mr. Shen’s business address is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.

(7)         Includes 719,827 ordinary shares and 1,695,756 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2013 held by all of our current directors and executive officers, as a group, and 540,331 ordinary shares in the form of ADSs assuming full conversion of US$41,800,000 notes that certain directors and executive officers hold to ADSs at the initial conversion price.

(8)         Includes 2,773,013 ordinary shares held by OppenheimerFunds, Inc. and 1,866,806 ordinary shares held by Oppenheimer Developing Markets Fund. Information regarding beneficial ownership is reported as of December 31, 2013, based on the information contained in the Schedule 13G/A filed by OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund with the SEC on February 6, 2014. Please see the Schedule 13G/A filed by OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund with the SEC on February 6, 2014 for information relating to OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund. The business address of OppenheimerFunds, Inc. is Two World Financial Center, 225 Liberty Street, New York, NY 10281, the United States of America. The business address of Oppenheimer Developing Markets Fund is 6803 S. Tucson Way, Centennial, CO 80112, the United States of America.

(9)         Includes 4,440,207 ordinary shares held by T. Rowe Price Associates, Inc. Information regarding beneficial ownership is reported as of December 31, 2013, based on the information contained in the Schedule 13G/A filed by T. Rowe Price Associates Inc. with the SEC on February 14, 2012. Please see the Schedule 13G/A filed by T. Rowe Price Associates Inc. with the SEC on February 7, 2014 for information relating to T. Rowe Price Associates, Inc. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202, the United States of America.

(10)  Includes 1,828,740 ordinary shares held by Baillie Gifford & Co (Scottish Partnership). Information regarding beneficial ownership is reported as of December 31, 2013, based on the information contained in the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with the SEC on February 12, 2014. Please see the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with the SEC on February 12, 2014 for information relating to Baillie Gifford & Co (Scottish Partnership). The address for Baillie Gifford & Co (Scottish Partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

As of February 28, 2014, 34,062,807 of our ordinary shares were issued and outstanding (excluding the 1,073,835 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 28, 2014, 37,774,159 ordinary shares were held by two record shareholders in the United States, including 37,774,158 ordinary shares (including treasury shares that were repurchased but not retired by the Company) held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Please refer to “Item 6. Share Ownership.”

B.            Related Party Transactions

Arrangements with Consolidated Affiliated Chinese Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. Therefore, we conduct part of our operations in our non-hotel reservation businesses through a series of agreements between our PRC subsidiaries, our affiliated Chinese entities and/or their respective shareholders. Our affiliated Chinese entities hold the licenses and approvals for conducting the air-ticketing, travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our affiliated Chinese entities. In early 2013, we amended and restated the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. Moreover, we plan to enter into the same series of agreements with all of our future affiliated Chinese entities. These amended and restated contractual arrangements were disclosed in our last year’s report. As of the date of this report, Min Fan, our vice chairman of the board and president, and Dongjie Guo and Maohua Sun,  our officers, are the principal record owners of our affiliated Chinese entities.

As of the date of this report, the equity holding structures of each of our significant affiliated Chinese entities are as follows:

•                  Maohua Sun and Ctrip Commerce owned 4% and 96%, respectively, of Beijing Ctrip.

•                  Maohua Sun and Min Fan owned 10.2% and 89.8%, respectively, of Ctrip Commerce.

•                  Ctrip Commerce owned 100% of Shanghai Huacheng.

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

Amended and Restated Technical Consulting and Services Agreements. Ctrip Computer Technology, Ctrip Travel Network and Ctrip Travel Information, each a wholly owned PRC subsidiary of ours, provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. In consideration for our services, our affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2013, our affiliated Chinese entities paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB8 (US$1) to RMB85 (US$14) per ticket and from RMB27 (US$4) to RMB125 (US$21) per person per tour. Although the service fees are typically determined based on the number of air tickets sold and packaged tour products sold, given the fact that the nominee shareholders of our affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our affiliated Chinese entities in the form of service fees. The services fees paid by all of our affiliated Chinese entities as a percentage of their total net income were 77.7%, 82.7% and 105.9% for the years ended December 31, 2011, 2012 and 2013. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable affiliate Chinese entity.

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

Date of Loan Agreement	Borrower	Significant Affiliated Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in thousands of RMB)	(in thousands of US$)			(in thousands of RMB)	(in thousands of US$)
February 28, 2013	Min Fan	Ctrip Commerce	26,940.0	4,450.2	None	February 27, 2023	26,940.0	4,450.2
February 28, 2013	Maohua Sun	Ctrip Commerce	3,060.0	505.5	None	February 27, 2023	3060.0	505.5
February 28, 2013	Maohua Sun	Beijing Ctrip	1,600.0	264.3	None	February 27, 2023	1,600.0	264.3
February 28, 2013	Min Fan	Shanghai Ctrip	5,480.0	905.2	None	February 27, 2023	5,480.0	905.2
April 10, 2013	Min Fan	Shanghai Ctrip	5,510.0	910.2	None	February 27, 2023	5,510.0	910.2
February 28, 2013	Min Fan	Shenzhen Ctrip	2,250.0	371.7	None	February 27, 2023	2250.0	371.7
February 28, 2013	Dongjie Guo	Shenzhen Ctrip	250.0	41.3	None	February 27, 2023	250.0	41.3
February 28, 2013	Dongjie Guo	Guangzhou Ctrip	300.0	49.6	None	February 27, 2023	300.0	49.6
February 28, 2013	Min Fan	Guangzhou Ctrip	2,700.0	446.0	None	February 27, 2023	2,700.0	446.0

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

In addition, we also enter into amended and restated technical consulting and services agreements with our majority or wholly owned subsidiaries of the affiliated Chinese entities, such as Chengdu Ctrip and Chengdu Ctrip International, and these subsidiaries pay us service fees based on the level of services provided. The existence of such amended and restated technical consulting and services agreements provides us with the enhanced ability to transfer economic benefits of these majority or wholly owned subsidiaries of the affiliated Chinese entities to us in exchange for the services provided, and this is in addition to our existing ability to consolidate and extract the economic benefits of these majority or wholly owned subsidiaries of the affiliated Chinese entities. For instance, the affiliated Chinese entities may cause the economic benefits to be channeled to them in the form of dividends, which then may be further consolidated and absorbed by us through the contractual arrangements described above.

Share Incentive Grants

Please refer to “Item 6.B. Compensation —Employee’s Share Incentive Plans.”

Commissions from Home Inns and its affiliates

As of December 31, 2013, we held approximately 15.39% stake in Home Inns, one of our hotel suppliers, and have two directors in common with it. Home Inns and its affiliates have entered into agreements with us to provide hotel rooms for our customers. Total commissions from Home Inns and its affiliates amounted to RMB17.7 million, RMB35.9 million and RMB38.7 million (US$6.4 million) for the years ended December 31, 2011, 2012 and 2013, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

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

Commissions from Hanting and its affiliates

One of our hotel suppliers, China Lodging Group Limited, or Hanting, has a director in common with our company and a director who is a family member of one of our officers. Hanting has entered into agreements with us to provide hotel rooms for our customers. Total commissions Hanting paid us amounted to RMB8.0 million, RMB11.0 million and RMB17.1 million (US$2.8 million) for the years ended December 31, 2011, 2012 and 2013, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in Hanting through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering were equal to Hanting’s initial public offering price.

Purchase of tour package service from Ananda

We purchased tour package service from Ananda Travel Service (Aust.) Pty Limited, or Ananda, an association investment of HKWOT (BVI) Limited. Tour package purchase from Ananda for the years ended December 31, 2011, 2012 and 2013 amounted to RMB29 million, RMB33 million and RMB33 million (US$5.4 million), respectively.

Commissions from Starway Hotels (Hong Kong) Limited

In 2012, we sold a 51% interest in Starway Hotels (Hong Kong) Limited to China Lodging Holdings (HK) Limited, a wholly owned subsidiary of China Lodging Group Limited which has a director in common with our company. At the end of November 2013, we sold the remaining 49% equity interest to China Lodging Holdings (HK) Limited at the consideration of approximately RMB16.5 million (US$2.7 million). Total commissions Starway Hotels (Hong Kong) Limited paid us amounted to RMB6 million (US$1 million) for the period from January 1, 2013 to November 30, 2013.

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

Dividend Policy

During the past five years, we have not distributed dividends to our shareholders of record.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods presented and all prices have been retroactively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 0.25 of an ordinary share effective on January 21, 2010 for all periods presented. The closing price of our ADSs on March 27, 2014 was US$47.01 per ADS.

	Trading Price (US$)
	High	Low
2009	39.30	9.20
2010	53.16	29.90
2011	50.57	22.33
2012	28.12	12.36
First Quarter	28.12	21.01
Second Quarter	22.13	16.25
Third Quarter	18.95	12.36
Fourth Quarter	23.68	16.63
2013	61.09	18.87
First Quarter	24.86	19.01
Second Quarter	35.33	18.87
Third Quarter	58.98	31.25
Fourth Quarter	61.09	44.48
Monthly Highs and Lows
September 2013	58.98	45.75
October 2013	61.09	51.15
November 2013	59.59	44.48
December 2013	52.94	46.00
January 2014	50.03	35.96
February 2014	56.86	36.67
March 2014 (through March 27, 2014)	54.50	46.13

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law (2013 Revision) of the Cayman Islands, or Companies Law.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on the terms that such shares are subject to redemption, at our option or at the option of the holders thereof on such terms and in such manner as may be determined, prior to the issue of such shares, by special resolution. Our company may also repurchase any of our shares (including redeemable shares) provided that the manner of such purchase has been authorized by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption of repurchase, or out of capital if our company shall, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

C.            Material Contracts

Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company — A. History and Development of the Company” and “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report: (i) a construction contract dated February 25, 2012 between Hunan No. 1 Engineering Company and Chengdu Ctrip Travel Service Co Ltd.; (ii) an Indenture, dated September 25, 2012, constituting US$180.0 million 0.50% Convertible Senior Notes due 2017; (iii) an Indenture, dated October 17, 2013, constituting US$800.0 million 1.25% Convertible Senior Notes due 2018; and (iv) a framework agreement for purchase of first underground floor of building A and the whole building B of Hongqiao International Technology Square dated September 25, 2013 among Shanghai Hongqiao Linkong Technology Development Co., Ltd., Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huanji Digital Technology Co., Ltd..

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

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (2013 Revision) of the Cayman Islands, for a period of 20 years from 14 March, 2000, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital to our members or a payment of principal or interest or other sums due under a debenture or other obligation.

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

This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as banks, insurance companies, broker dealers, dealers or traders in securities or commodities, tax-exempt entities, persons liable for alternative minimum tax, U.S. expatriates, regulated investment companies or real estate investment trusts, partnerships (including any pass-through or other entity treated as partnerships for United States federal income tax purposes) or persons holding ADSs or ordinary shares through partnerships (including any pass-through or other entity treated as partnerships for United States federal income tax purposes), persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction, investors whose “functional currency” is not the U.S. dollars, holders that actually or constructively own 10% or more (by voting power or value) of all classes of our outstanding capital stock, or persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

As used in this section, “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that for United States federal income tax purposes is,

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity subject to tax as a corporation for United States federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•                  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•                  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial trust decisions or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the description below under “—Passive Foreign Investment Company Rules,” the amount of any distribution to you with respect to the ADSs or ordinary shares, before deduction for any taxes imposed by the PRC, will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders (including individual U.S. Holders), dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of an income tax treaty with the United States that the United States Treasury has determined satisfactory for purposes of the rules applicable to qualified dividends and that includes an exchange of information program, (2) we are neither a passive foreign investment company, nor are treated as such with respect to you (as discussed below) for our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under its Enterprise Income Tax Law, or EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

For United States foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will constitute passive category income. Depending on your particular facts and circumstances, the you may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you will be permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on your particular facts and circumstances. Accordingly, you should consult your tax advisors regarding the availability of the foreign tax credit based on your particular circumstances.

Sale, Exchange or Other Disposition of the ADSs or Ordinary Shares

Subject to description below under “—Passive Foreign Investment Company Rules,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference, if any, between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Your tax basis in an ADS or ordinary share will generally be equal to the cost of such ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States-source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income. You should consult your tax advisors regarding the proper treatment of gain or loss recognized on a sale, exchange or other taxable disposition of the ADSs or ordinary shares in your particular circumstances.

Passive Foreign Investment Company Rules

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2013, and, although no assurances can be made in this regard and assuming we use a substantial portion of the cash raised in our October 2013 convertible notes offering in our business in the early part of this year, we do not expect to be one for our taxable year ending December 31, 2014 or become one in the foreseeable future. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2014 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

•                  the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•                  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for you for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed in the preceding paragraph. If you make a valid mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of the year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the NASDAQ Global Select Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you were we to be or become a PFIC. You should consult your tax advisors as to the availability and desirability of a mark-to-market election.

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

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder will continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

Medicare Tax

An additional 3.8% tax is imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. You are urged to consult a tax advisor regarding the applicability of this tax to their income and gains in respect of an investment in our ADSs or ordinary shares.

Information Reporting and Backup Withholding

You may be required to submit certain information to the IRS with respect to your beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on your behalf by a financial institution. Penalties are also imposed if you are required to submit such information to the IRS and fail to do so. You are urged to consult a tax advisor regarding your tax filing requirements with respect to an investment in our ADSs or ordinary shares.

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or are otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. You should consult a tax advisor regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

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

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks, interest rates associated with the issuance of US$180 million 0.5% convertible senior notes due 2017, or the 2017 Notes, and the issuance of US$800 million 1.25% convertible senior notes due 2018, or the 2018 Notes. The 2017 Notes we issued in September 2012 bear interest at a rate of 0.5% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2013. The 2018 Notes we issued in October 2013 bear interest at a rate of 1.25% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2014. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance as of December 31, 2013, a one basis point decrease in interest rates would result in approximately a RMB1.4 million decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while the majority of our revenues are denominated in RMB. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar-denominated assets. From 2009, Ctrip.com International, Ltd., our listed company incorporated in the Cayman Islands, changed its functional currency from RMB to U.S. dollars due to changes in its economic facts and circumstances, including growth in our existing operations outside of mainland China and an active plan to explore overseas markets. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. For the year ended December 31, 2013, foreign exchange gains accounted for approximately 3% of our net income. As of December 31, 2013, a 1% strengthening/weakening of RMB against U.S. dollar would have increased/decreased our net income by 0.5%. See “Risk Factors—Risks Related to Doing Business in China— Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.”

Investment Risk. As of December 31, 2013, our equity investments, including marketable securities, totaled US$136 million. We periodically review our investments for impairment. Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We are unable to control these factors and an impairment charge recognized by us will impact our operating results and financial position.

We have invested through open market purchases and in a private placement transaction a total of US$92 million in approximately 15.39% stake in Home Inns, a leading economy hotel chain in China. The purchase prices were determined based on the trading prices of Home Inns’ ADSs on the NASDAQ Global Market at the time of each open market purchase or the average closing prices of Home Inns’ ADSs as stipulated in the relevant purchase agreement. If Home Inns experiences a net loss in the future, we would share the net loss of Home Inns proportionate to our equity interest. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in Hanting, a leading economy hotel chain in China, through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering were equal to Hanting’s initial public offering price. As of December 31 2013, the Company recorded the investment in Hanting at a fair value of RMB1,016 million (approximately US$168 million), with RMB608 million increase in fair value of the investment credited to other comprehensive income. If the ADS price of Home Inns or Hanting declines and becomes lower than our share purchase price, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods.

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

Fees and Payments from the Depositary to Us

We expect to receive from the depositary a reimbursement of approximately US$3 million, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2013. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.

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

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, James Jianzhang Liang, and our chief financial officer, Xiaofan Wang, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2013 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on page F-2 of this Form 20-F.

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

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Board Practices.”

ITEM 16B.        CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, financial controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our annual report on Form 20-F for our fiscal year 2003, and posted the code on our investor relations website at ir.ctrip.com. On March 3, 2009, our board of directors approved amendments to our code of ethics and on July 13, 2012, the code of ethics was further amended and restated by our board of directors. We have filed our amended and restated code of business conduct and ethics as an exhibit to our annual report on Form 20-F for our fiscal year 2012, and posted the amended and restated code on our investor relations website at ir.ctrip.com.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2012	2013	2013
	RMB	RMB	US$
Audit fees(1)	9,211,952	10,196,682	1,684,372
Other services	192,300	—	—

(1)         “Audit fees” means the aggregate fees for professional services rendered by our principal external auditors for the interim review of quarterly financial statements and the audit of our annual financial statements, the audit of our annual financial statements and statutory audits required internationally. They also include fees billed for those services that are normally provided by the independent accountants in connection with statutory and regulatory filings, and public and/or private securities offerings.

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

ITEM 16E.        PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 30, 2008 and September 30, 2008, our board of directors and shareholders respectively approved a share repurchase plan (the “2008 Repurchase Plan”), pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$15 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our capital. On September 30, 2011, our board of directors approved an additional share repurchase plan (the “2011 Repurchase Plan”) pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$100 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. On June 13, 2012, our board of directors approved an additional share repurchase plan (the “2012 Repurchase Plan” and, together with the 2008 Repurchase Plan and the 2011 Repurchase Plan, the “Plans”) pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$300 million by a repurchase of corresponding ordinary shares from the depositary. Under the Plans, we were authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions, in the their judgment, warrant, in accordance with all applicable requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and on the terms set out in the resolutions of our board of directors approving such share repurchase. As of the date of this annual report on Form 20-F, we purchased approximately 17.5 million ADSs with a total consideration of approximately US$298.5 million from the open market under the Plans. In 2013, we did not purchase any ADS from the open market under the Plans.

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

1.3	Amendment to the Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. adopted by the shareholders of Ctrip.com International, Ltd. on October 26, 2012

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

Exhibit Number	Document
4.8

Translation of Executed Form of Amended and Restated Business Loan Agreement between a wholly owned subsidiary of the Registrant and shareholders of an Affiliated Chinese Entity of the Registrant, as currently in effect

4.9

Translation of Executed Form of Amended and Restated Exclusive Option Agreement among a wholly owned subsidiary of the Registrant, an Affiliated Chinese Entity of the Registrant and a shareholder of the Affiliated Chinese Entity, as currently in effect

4.10

Translation of Executed Form of Amended and Restated Share Pledge Agreement between a wholly owned subsidiary of the Registrant and a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect

4.11	Translation of Executed Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect

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

Exhibit Number	Document
4.25

Investor and Registration Rights Agreement dated March 12 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.26

Translation of Construction Contract as of February 2012 between Chengdu Ctrip Information Technology Co., Ltd. and Hunan No. 1 Engineering Co., Ltd. (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.27

Translation of Construction Contract dated September 8, 2008 between Ctrip Information Technology (Nantong) Co., Ltd. and Shanghai No. 1 Construction Co., Ltd. (incorporated by reference to Exhibit 4.28 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.28

Translation of Framework Agreement for Purchase and Sale of 3-9F Building A of Hongqiao International Technology Square dated December 9, 2011 among Shanghai Hongqiao Linkong Technology Development Co., Ltd., Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huanji Digital Technology Co., Ltd. (incorporated by reference to Exhibit 4.29 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.29

Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.30

Indenture, dated September 25, 2012, constituting US$180.0 million 0.50% Convertible Senior Notes due 2017 (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

4.31*

Translation of Framework Agreement for Purchase and Sale of First Underground Floor of Building A and the Whole Building B of Hongqiao International Technology Square dated September 25, 2013 among Shanghai Hongqiao Linkong Technology Development Co., Ltd., Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huanji Digital Technology Co., Ltd.

4.32*	Indenture, dated October 10, 2013, constituting US$800.0 million 1.25% Convertible Senior Notes due 2018

8.1*	List of Significant Consolidated Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant, as amended and restated as of July 3, 2012 (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: March 28, 2014

CTRIP.COM INTERNATIONAL, LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ctrip.com International, Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. (the “Company”) and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Report of Management on Internal Control over Financial Reporting appearing in Item 15 in the accompanying Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China

March 28, 2014

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Revenues:
Hotel reservation	1,486,898,858	1,702,500,571	2,214,170,887	365,754,974
Ticketing Services	1,437,118,164	1,690,285,903	2,161,784,259	357,101,320
Packaged-tour	534,640,183	689,660,631	935,684,729	154,564,106
Corporate travel	161,610,123	199,756,068	266,988,534	44,103,364
Others	106,036,864	126,989,085	138,388,653	22,860,177
Total revenues	3,726,304,192	4,409,192,258	5,717,017,062	944,383,941
Less: business tax and related surcharges	(228,219,564)	(250,401,009)	(330,271,520)	(54,556,968)
Net revenues	3,498,084,628	4,158,791,249	5,386,745,542	889,826,973

Cost of revenues	(805,129,784)	(1,037,791,093)	(1,386,767,067)	(229,077,600)

Gross profit	2,692,954,844	3,121,000,156	3,999,978,475	660,749,373

Operating expenses:
Product development	(601,485,367)	(911,904,722)	(1,245,719,192)	(205,778,151)
Sales and marketing	(624,599,686)	(984,002,165)	(1,269,412,720)	(209,692,043)
General and administrative	(400,875,621)	(570,487,457)	(646,404,879)	(106,778,479)
Total operating expenses	(1,626,960,674)	(2,466,394,344)	(3,161,536,791)	(522,248,673)
Income from operations	1,065,994,170	654,605,812	838,441,684	138,500,700

Interest income	106,002,655	177,144,144	200,068,533	33,048,967
Interest expense	—	(11,344,180)	(57,043,756)	(9,422,957)
Other income (net)	117,623,725	130,287,943	163,122,374	26,945,897
Income before income tax expense, equity in income of affiliates and non-controlling interests	1,289,620,550	950,693,719	1,144,588,835	189,072,607

Income tax expense	(262,186,225)	(294,525,956)	(293,740,322)	(48,522,444)
Equity in income of affiliates	57,525,830	34,343,000	55,554,072	9,176,879
Net income	1,084,960,155	690,510,763	906,402,585	149,727,042

Net (income) / loss attributable to non-controlling interests	(8,545,258)	23,895,101	91,917,099	15,183,623
Net income attributable to Ctrip’s shareholders	1,076,414,897	714,405,864	998,319,684	164,910,665

Net income	1,084,960,155	690,510,763	906,402,585	149,727,042
Other comprehensive income:
Foreign currency translation	(94,851,411)	21,039,744	(14,167,524)	(2,340,309)
Unrealized securities holding (losses) / gains , net of tax	(276,586,950)	92,647,858	445,580,779	73,604,700
Total comprehensive income	713,521,794	804,198,365	1,337,815,840	220,991,433

Comprehensive (income) / loss attributable to non-controlling interests	(8,545,258)	23,895,101	91,917,099	15,183,623
Comprehensive income attributable to Ctrip’s shareholders	704,976,536	828,093,466	1,429,732,939	236,175,056

Earnings per ordinary share
— Basic	29.92	20.87	30.34	5.01
— Diluted	28.30	19.92	26.63	4.40

Earnings per ADS
— Basic	7.48	5.22	7.58	1.25
— Diluted	7.08	4.98	6.66	1.10

Weighted average ordinary shares outstanding
— Basic shares	35,977,063	34,236,761	32,905,601	32,905,601
— Diluted shares	38,030,974	36,090,785	38,069,841	38,069,841

Share-based compensation included in Operating expense above is as follows:
Product development	98,955,335	132,583,177	138,668,196	22,906,354
Sales and marketing	48,191,019	55,892,394	49,104,528	8,111,490
General and administrative	195,645,003	243,245,751	250,156,753	41,322,952

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2013

	2012	2013	2013
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	3,421,532,962	7,138,344,814	1,179,170,559
Restricted cash	768,228,577	739,543,614	122,163,902
Short-term investment	1,408,664,335	3,635,090,955	600,474,248
Accounts receivable, net	983,804,403	1,518,230,029	250,793,734
Due from related parties	5,328,170	21,774,669	3,596,919
Prepayments and other current assets	993,820,540	1,215,756,287	200,828,632
Deferred tax assets, current	61,840,526	96,979,500	16,019,872
Total current assets	7,643,219,513	14,365,719,868	2,373,047,866

Long-term deposits and prepayments	210,618,310	559,185,652	92,370,889
Long-term loan receivable	—	178,584,102	29,499,992
Long-term receviables due from related parties	—	8,166,667	1,349,037
Land use rights	110,659,284	107,476,794	17,753,902
Property, equipment and software	1,123,937,191	1,412,943,693	233,401,671
Investments	1,437,247,949	2,857,213,480	471,978,043
Goodwill	822,585,341	972,531,184	160,650,707
Intangible assets	321,483,420	356,653,022	58,914,882
Total assets	11,669,751,008	20,818,474,462	3,438,966,989

LIABILITIES
Current liabilities:
Short-term borrowings	453,478,628	774,599,341	127,954,696
Accounts payable	1,023,672,151	1,637,545,824	270,503,299
Due to related parties	10,395,726	11,216,780	1,852,880
Salary and welfare payable	229,969,924	257,641,763	42,559,387
Taxes payable	216,456,010	315,299,656	52,083,793
Advances from customers	1,414,865,769	2,451,931,450	405,030,221
Accrued liability for customer reward program	217,548,153	284,668,935	47,023,958
Other payables and accruals	343,757,881	635,104,949	104,911,864
Total current liabilities	3,910,144,242	6,368,008,698	1,051,920,098

Deferred tax liabilities, non-current	53,309,153	63,197,155	10,439,426
Long-term Debt	1,121,418,000	5,657,182,650	934,500,000

Total liabilities	5,084,871,395	12,088,388,503	1,996,859,524

Commitments and contingencies (Note 21)

Shareholders’ equity
Share capital (US$0.01 par value; 100,000,000 shares authorized, 32,354,634 and 33,828,251 shares issued and outstanding as of December 31, 2012 and 2013, respectively.)	2,979,144	3,033,490	501,097
Additional paid-in capital	3,818,256,227	4,088,484,766	675,369,571
Statutory reserves	103,222,512	118,449,230	19,566,419
Accumulated other comprehensive (loss) / income	(58,778,675)	372,634,580	61,554,847
Retained earnings	4,515,841,767	5,498,934,733	908,359,306
Less: Treasury stock (4,365,306 and 3,777,087 shares as of December 31, 2012 and 2013, respectively.)	(1,891,888,900)	(1,551,141,268)	(256,230,284)
Total Ctrip’s shareholders’ equity	6,489,632,075	8,530,395,531	1,409,120,956

Non-controlling interests	95,247,538	199,690,428	32,986,509

Total shareholders’ equity	6,584,879,613	8,730,085,959	1,442,107,465

Total liabilities and shareholders’ equity	11,669,751,008	20,818,474,462	3,438,966,989

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Ordinary shares (US$0.01 par value)				Accumulated
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	Treasury stock -	Treasury	Total Ctrip’s shareholders’	Non-controlling	Total shareholders’
	outstanding	value	capital	reserves	income/(loss	earnings	shares	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB

Balance as of December 31, 2010	35,885,163	2,926,132	3,073,551,037	93,384,908	198,972,084	2,734,858,610	—	—	6,103,692,771	86,230,017	6,189,922,788
Exercise of share option	207,142	13,395	51,054,507	—	—	—	—	—	51,067,902	—	51,067,902
Share-based compensation	—	—	341,581,534	—	—	—	—	—	341,581,534	—	341,581,534
Appropriations to statutory reserves	—	—	—	4,664,760	—	(4,664,760)	—	—	—	—	—
Repurchasing common stock	(242,832)	—	—	—	—	—	242,832	(158,761,225)	(158,761,225)	—	(158,761,225)
Foreign currency translation adjustments	—	—	—	—	(94,851,411)	—	—	—	(94,851,411)	—	(94,851,411)
Unrealized securities holding losses	—	—	—	—	(276,586,950)	—	—	—	(276,586,950)	—	(276,586,950)
Net income	—	—	—	—	—	1,076,414,897	—	—	1,076,414,897	8,545,258	1,084,960,155
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	18,137,400	18,137,400
Acquisition of additional stake in a subsidiary	—	—	(262,654)	—	—	—	—	—	(262,654)	(10,141,706)	(10,404,360)
Balance as of December 31, 2011	35,849,473	2,939,527	3,465,924,424	98,049,668	(172,466,277)	3,806,608,747	242,832	(158,761,225)	7,042,294,864	102,770,969	7,145,065,833

Issuance of common stock pursuant to share incentive plan	627,635	39,617	93,215,551	—	—	—	—	—	93,255,168	—	93,255,168
Share-based compensation	—	—	429,165,035	—	—	—	—	—	429,165,035	—	429,165,035
Appropriations to statutory reserves	—	—	—	5,172,844	—	(5,172,844)	—	—	—	—	—
Repurchasing common stock	(4,122,474)	—	—	—	—	—	4,122,474	(1,733,127,675)	(1,733,127,675)	—	(1,733,127,675)
Foreign currency translation adjustments	—	—	—	—	21,039,744	—	—	—	21,039,744	—	21,039,744
Unrealized securities holding gains	—	—	—	—	92,647,858	—	—	—	92,647,858	—	92,647,858
Purchasing of Purchased Call Option	—	—	(346,009,222)	—	—	—	—	—	(346,009,222)	—	(346,009,222)
Sale of Issued Warrants	—	—	167,503,950	—	—	—	—	—	167,503,950	—	167,503,950
Purchasing and settlement Capped Call Option	—	—	4,809,282	—	—	—	—	—	4,809,282	—	4,809,282
Net income/(loss)	—	—	—	—	—	714,405,864	—	—	714,405,864	(23,895,101)	690,510,763

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Ordinary shares (US$0.01 par value)				Accumulated
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	Treasury stock -	Treasury	Total Ctrip’s shareholders’	Non-controlling	Total shareholders’
	outstanding	value	capital	reserves	income/(loss	earnings	shares	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB

Disposal of a stake of shares of a subsidiary	—	—	17,577,884	—	—	—	—	—	17,577,884	2,674,521	20,252,405
Issuance of convertible preferred shares by a subsidiary	—	—	—	—	—	—	—	—	—	67,243,193	67,243,193
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	12,000,000	12,000,000
Acquisition of additional stake in a subsidiary	—	—	(13,930,677)	—	—	—	—	—	(13,930,677)	(65,546,044)	(79,476,721)
Balance as of December 31, 2012	32,354,634	2,979,144	3,818,256,227	103,222,512	(58,778,675)	4,515,841,767	4,365,306	(1,891,888,900)	6,489,632,075	95,247,538	6,584,879,613

Issuance of common stock pursuant to share incentive plan	885,398	54,346	194,142,177	—	—	—	—	—	194,196,523	—	194,196,523
Share-based compensation	—	—	440,992,258	—	—	—	—	—	440,992,258	—	440,992,258
Appropriations to statutory reserves	—	—	—	15,226,718	—	(15,226,718)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(14,167,524)	—	—	—	(14,167,524)	—	(14,167,524)
Unrealized securities holding gains	—	—	—	—	445,580,779	—	—	—	445,580,779	—	445,580,779
Purchasing of Purchased Call Option	—	—	(842,694,944)	—	—	—	—	—	(842,694,944)	—	(842,694,944)
Sale of Issued Warrants	—	—	470,838,904	—	—	—	—	—	470,838,904	—	470,838,904
Early Termination of Call Option	—	—	70,270,919	—	—	—	—	—	70,270,919	—	70,270,919
Early Conversion of Convertible Notes	588,219	—	(63,288,632)	—	—	—	(588,219)	340,747,632	277,459,000	—	277,459,000
Net income / (loss)	—	—	—	—	—	998,319,684	—	—	998,319,684	(91,917,099)	906,402,585
Issuance of convertible preferred shares by a subsidiary	—	—	—	—	—	—	—	—	—	132,709,989	132,709,989
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	63,700,000	63,700,000
Acquisition of additional stake in subsidiaries	—	—	(32,143)	—	—	—	—	—	(32,143)	(50,000)	(82,143)
Balance as of December 31, 2013	33,828,251	3,033,490	4,088,484,766	118,449,230	372,634,580	5,498,934,733	3,777,087	(1,551,141,268)	8,530,395,531	199,690,428	8,730,085,959

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,084,960,155	690,510,763	906,402,585	149,727,042
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	342,791,357	431,721,322	437,929,477	72,340,796
Equity in income of affiliates	(57,525,830)	(34,343,000)	(55,554,072)	(9,176,879)
Gain on deconsolidation of subsidiaries	—	(44,432,052)	—	—
Loss from disposal of property, equipment and software	3,379,449	653,191	11,946,443	1,973,412
Gain on disposal of cost method investment	—	—	(4,014,829)	(663,203)
Gain on disposal of equity investment	—	—	(592,742)	(97,914)
Provision for doubtful accounts	185,443	376,164	2,842,681	469,577
Depreciation of property, equipment and software	78,809,867	88,462,807	110,494,928	18,252,462
Amortization of intangible assets and land use rights	11,066,656	10,538,382	10,545,854	1,742,051
Deferred income tax benefit	(3,388,535)	(22,757,864)	(35,871,972)	(5,925,628)
Changes in current assets and liabilities net of assets acquired and liabilities assumed in business combinations :
Increase in accounts receivable	(166,668,439)	(193,874,838)	(487,446,257)	(80,520,385)
Decrease in due from related parties	(1,732,887)	(333,610)	(12,363,165)	(2,042,249)
Increase in prepayments and other current assets	(203,694,403)	(118,239,096)	(398,015,862)	(65,747,536)
Decrease (Increase) in long-term deposits	496,130	(7,479,664)	19,406,141	3,205,666
Increase in accounts payable	166,395,703	255,160,851	537,669,487	88,816,672
(Increase) Decrease in due to related parties	(5,025,904)	1,677,658	583,234	96,343
(Increase) Decrease in salary and welfare payable	(14,021,957)	85,511,674	25,720,555	4,248,733
Increase (Decrease) in taxes payable	60,282,019	(3,054,768)	98,025,837	16,192,715
Increase in advances from customers	487,010,431	310,497,590	1,001,717,032	165,471,865
Increase in accrued liability for customer reward program	40,519,230	55,805,114	67,120,782	11,087,563
Increase in other payables and accruals	27,476,422	147,967,182	216,281,215	35,727,112

Net cash provided by operating activities	1,851,314,907	1,654,367,806	2,452,827,352	405,178,215

Cash flows from investing activities:
Purchase of property, equipment and software	(205,212,492)	(543,123,309)	(651,765,217)	(107,663,944)
Cash paid for long-term investments	(5,100,000)	—	(965,421,399)	(159,476,254)
Cash paid for acquisition, net of cash acquired	(27,532,356)	(29,018,885)	(119,739,607)	(19,779,574)
Purchase of intangible assets	(3,233,850)	—	—	—
Purchase of land use rights	(9,747,800)	—	—	—
Decrease (Increase) in restricted cash	5,527,208	(558,620,548)	31,954,414	5,278,493
Increase in short-term investment	(94,647,972)	(123,698,692)	(2,219,940,665)	(366,708,074)
Increase in long-term loan receivable	—	—	(178,584,102)	(29,499,992)
Cash received from disposal of equity investment	—	—	4,209,926	695,430
Cash received from disposal of cost method investment	—	—	13,142,920	2,171,056
Cash received from disposal of a subsidiary	—	14,556,966	—	—

Net cash used in investing activities	(339,947,262)	(1,239,904,468)	(4,086,143,730)	(674,982,859)

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loan	—	453,478,628	321,120,713	53,045,363
Proceeds from exercise of share option	54,416,536	81,911,154	180,261,090	29,777,011
Repurchase of common stock	(158,761,225)	(1,733,127,675)	—	—
Cash paid to non-controlling investors	(10,404,359)	(40,289,731)	(82,143)	(13,569)
Proceeds from issuance convertible preferred shares by a subsidiary	—	63,709,828	132,709,989	21,922,128
Proceeds from issuance of senior convertible notes, net of issuance costs	—	1,097,195,400	4,723,511,720	780,268,550
Proceeds from sale of warrants	—	167,503,950	470,838,904	77,777,046
Purchase of Purchased Call Option	—	(346,009,222)	(842,694,944)	(139,203,288)
Cash (outflow) inflow for Capped equity	—	(259,935,853)	264,745,135	43,732,781
Early Termination of Call Option	—	—	70,270,919	11,607,929
Convertible Notes early conversion	—	—	(4,706,419)	(777,445)

Net cash (used in) provided by financing activities	(114,749,048)	(515,563,521)	5,315,974,964	878,136,506

Effect of foreign exchange rate changes on cash and cash equivalents	(47,125,290)	19,204,727	34,153,266	5,641,717

Net increase (decrease) in cash and cash equivalents	1,349,493,307	(81,895,456)	3,716,811,852	613,973,579
Cash and cash equivalents, beginning of year	2,153,935,111	3,503,428,418	3,421,532,962	565,196,980
Cash and cash equivalents, end of year	3,503,428,418	3,421,532,962	7,138,344,814	1,179,170,559

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	197,700,444	350,444,946	271,482,184	44,845,662
Cash paid for interest, net of amounts capitalized	—	3,364,678	19,276,294	3,184,217

Supplemental schedule of non-cash investing and financing activities
Receivables incurred for disposal of investment	—	—	12,250,000	2,023,556
Accruals related to purchase of property, equipment and software	(32,195,338)	(34,450,253)	(37,038,698)	(6,118,357)
Liabilities incurred for acquisitions and investments	(10,750,000)	(19,742,776)	(23,773,221)	(3,927,056)

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

The Group is principally engaged in the provision of travel related services including hotel reservation, ticketing services, packaged-tour, corporate travel management services, as well as, to a much lesser extent, Internet-related advertising and other related services.

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

For the years ended December 31, 2011, 2012 and 2013, the Company is considered the primary beneficiary of a VIE or VIEs’ subsidiary and consolidated the VIE or VIEs’ subsidiary if the Company had variable interests, that will absorb the entity’s expected losses, receive the entity’s expected residual returns, or both.

In December 2009, the FASB issued Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs which replaced the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has 1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and 2) the obligation to absorb losses from or the right to receive benefits of the variable interest entity that could potentially be significant to the VIE. The Company adopted the new requirements effective January 1, 2010 and the adoption did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2011, 2012 and 2013.

Major variable interest entities and their subsidiaries

As of December 31, 2013, the Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs’ subsidiaries as stated in above. These VIEs and VIEs’ subsidiaries are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the People’s Republic of China (“PRC”) where foreign ownership is restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB30,000,000 as of December 31, 2013.

Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A senior officer of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip was RMB40,000,000 as of December 31, 2013.

Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip was RMB3,000,000 as of December 31, 2013.

Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. In September 2012, the Company purchased of the ownership interests from the unrelated minority shareholder and effected a simultaneous reduction of capital of Shanghai Ctrip. Upon completion of the above transactions, a senior officer of the Company control 100% of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip was RMB10,000,000  as of December 31, 2013.

Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip was RMB2,500,000 as of December 31, 2013.

Ctrip Insurance is an insurance agency incorporated in Shanghai, the PRC. Ctrip Insurance was established in July 2011. Ctrip Insurance holds an insurance agency business license. Shanghai Ctrip Commerce and Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”) hold 100% of the equity interest in Ctrip Insurance. The registered capital of Ctrip Insurance was RMB50,000,000 as of December 31, 2013.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB69,950,000 as of December 31, 2013.

Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB11,500,000 as of December 31, 2013.

Chengdu Ctrip International is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip International holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip International. The registered capital of Chengdu Ctrip International was RMB2,000,000 as of December 31, 2013.

The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.

As of December 31, 2013, the Company has various agreements with its consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

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

Amended and Restated Technical Consulting and Services Agreement: Ctrip Computer Technology, Ctrip Travel Network and Ctrip Travel Information provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. In consideration for our services, our affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2013, our affiliated Chinese entities paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB8 (US$1) to RMB85 (US$14) per ticket and from RMB27 (US$4) to RMB125 (US$21) per person per tour.  Although the service fees are typically determined based on the number of air tickets sold and packaged tour products sold, given the fact that the nominee shareholders of our affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our affiliated Chinese entities in the form of service fees. The services fees paid by all of our affiliated Chinese entities as a percentage of their total net income were 77.7%, 82.7% and 105.9% for the years ended December 31, 2011, 2012 and 2013. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable affiliate Chinese entity.

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

Summary financial information of the Group’s VIEs in the consolidated financial statements

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB444 million as of December 31, 2013.  As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Summary financial information of the VIEs, which represents consolidated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows:

	As of December 31,
	2012	2013
	RMB	RMB
Total assets	3,724,911,506	5,982,258,881
Less: Inter-company receivables	(542,006,382)	(373,041,663)
Total assets excluding inter-company	3,182,905,124	5,609,217,218
Total liabilities	2,835,938,149	5,287,287,035
Less: Inter-company payables	(564,890,117)	(1,442,636,737)
Total liabilities excluding inter-company	2,271,048,032	3,844,650,298

As of December 31, 2012 and 2013, the VIEs’ assets mainly consisted of cash and cash equivalent (December 31, 2012: RMB1.4 billion, December 31, 2013: RMB 1.5 billion), short-term investment (December 31, 2012: RMB118 million, December 31, 2013: RMB 1.6 billion), accounts receivables (December 31, 2012: RMB754 million, December 31, 2013: RMB1.1 billion), and prepayments and other current assets (December 31, 2012: RMB534 million, December 31, 2013: RMB912 million). The inter-company receivables of RMB542 million and RMB373 million as of December 31, 2012 and 2013 mainly represented the cash paid by a VIE to one of the Company’s WFOEs for treasury cash management purpose.

As of December 31, 2012 and 2013, the VIEs’ liabilities mainly consisted of advance from customers (December 31, 2012: RMB1.2 billion, December 31, 2013: RMB2.1 billion), accounts payable (December 31, 2012: RMB792 million, December 31, 2013: RMB1.3 billion), taxes payable (December 31, 2012: RMB66 million, December 31, 2013: RMB46 million), salary and welfare payable (December 31, 2012: RMB78 million, December 31, 2013: RMB119 million), other payables and accruals (December 31, 2012: RMB79 million, December 31, 2013: RMB181 million). The inter-company payables as of December 31, 2012 and 2013 were RMB565 million and RMB1.4 billion, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited (“Ctrip HK”), one of the Company’s wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIEs’ subsidiary and the service fees payable to the WFOEs under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries’ perspectives.

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Net revenues	1,923,643,591	2,465,286,325	3,137,211,893
Cost of revenues	461,223,883	644,886,101	904,328,902
Net income / (loss)	206,213,884	198,929,052	(74,463,933)

As aforementioned, the VIEs mainly conduct air-ticketing, travel agency, advertising and value-added telecommunication businesses. Revenues from VIEs accounted for around 58% of the Company’s total revenues in 2013. The air-ticketing and packaged-tour revenues continued to increase in 2013, primarily driven by the increase in the air-ticketing volume and leisure travel volume.

The VIEs’ net income before the deduction of the inter-company consulting fee charges were RMB956 million, RMB1.1 billion and RMB1.3 billion for the years ended December 31, 2011, 2012 and 2013, respectively.

The amount of service fees paid by all the VIEs as a percentage of the VIEs’ total net income were 77.7%, 82.7%and 105.9% for the years ended December 31, 2011, 2012 and 2013, respectively.

The WFOEs are the sole and exclusive provider of technical consulting and related services and information services for the VIEs. Pursuant to the Exclusive Technical Consulting and Service Agreements, the VIEs pay service fees to the WFOEs based on the VIEs’ actual operating results. The WFOEs are entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs and VIEs’ subsidiaries to the WFOEs. The WFOEs did not request service fee payments of RMB201 million, RMB286 million from Chengdu Ctrip and Chengdu Ctrip International during the years ended December 31, 2011 and 2012, respectively, primarily for tax planning purpose. In 2013, Chengdu Ctrip and Chengdu Ctrip International started to pay service fee to WFOEs and the retained earnings of 2013 have been transferred to the WFOEs. For the undistributed earnings of 2011 and 2012, tax planning strategies are in place to support their enterprise income tax free treatment.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Foreign currencies

The Group’s reporting currency is RMB. The Company’s operations are conducted through the subsidiaries and VIEs where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into RMB.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.0537 on December 31, 2013, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2013, or at any other rate.

Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less.

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash is substantially cash balance on deposit required by its business partners and commercial banks.

Short-term investment

Short-term investments represent the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. The Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of income and comprehensive income.

Long term loan receivable

Long-term loan receivables are recorded at cost and compounded accrued interests as we do not intend to sell the security, or it is more likely than not that the company will not be required to sell the security before full recovery of our cost. The company evaluates the qualitative criteria to determine whether we expect to recover our cost.

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

Cost method is used for investments over which the Company does not have the ability to exercise significant influence.  Gain or losses are realized when such investments are sold or when dividends are declared or payments are recognized.  In October, 2013, the company contributed 5% equity shares in Zhong An Online Property Insurance Co., Ltd.  In December 2013, the Company acquired approximately 4% equity shares in Keystone Lodging Holdings Limited (“Keystone”), which in 2013 merged with 7 Days Group Holdings Limited (“7 Days”), a leading economy hotel chain based in China. Cost method of accounting was applied to both transactions due to lack of ability to exercise significant influence (Note 8).

The Company applies equity method in accounting for our investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls.  In 2008, the Company acquired equity interest in Home Inns & Hotels Management Inc. (“Home Inns”) and on May 21, 2009, the Company started to have the ability to exercise significant influence and meeting requirement to apply equity method of accounting (Note 8).  In May, 2012, the Company sold 51% equity of Starway Hotels (Hong Kong) Limited (“Starway Hong Kong”) and recorded the 49% of retained non-controlling interests following the equity method of accounting. In November, 2013, the Company further sold the remaining 49% equity interest of Starway Hong Kong (Note 8). In November, 2013, the Company acquired 35% equity shares in Shanghai Yishang Network Technology Co., Ltd(“Yishang Network”) with a cash consideration of RMB13 million along with a contingent consideration, resulting in the Company possessing the ability to exercise significant influence and meeting requirement to apply equity method of accounting (Note 8).  Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Company assesses the contingent consideration on the equity method investments in accordance with ASC 323, “Investments - Equity Method and Joint Ventures”, where the Company assesses the fair value of the investment to determine the contingent consideration to be recorded as liability (Note 8). The initial liability recorded will be part of the equity investment cost, and subsequently upon resolution of the contingency, the fair value of the consideration paid should be compared to the initial liability recorded.  If the consideration paid exceeds the liability initially recorded, that amount shall be recognized as an additional cost of the investment, otherwise that amount shall reduce the cost of the investment.

The Company classifies its investments in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available-for-sale” and reported at fair value. The Company has designated its investment in commons shares of China Lodging Group, Limited (“Hanting”) as available-for-sale equity securities and its investment in convertible redeemable preferred shares (“Preferred Share”) of eHi Auto Services Limited(“eHi”), Easy Go Inc.(“Easy Go”), Dining Secretary China Limited (“Dining Secretary”) and Happy City Holdings Limited(“Happy City”) as available-for-sale debt securities in accordance with Accounting Standard Codification (“ASC”) 320-10, respectively (Note 8).  Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurement of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, due from related parties, available-for-sale investments, accounts payable, due to related parties, advances from customers, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2012 and 2013, carrying values of these financial instruments except for short-term investments and available-for-sale investments approximated their fair values because of their generally short maturities, and the carrying value of the long-term debts also approximates their fair value, as they bear interest at rates determined based on prevailing interest rates in the market. The Company reports short-term investments and available-for-sale investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income.

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

Business combination

U.S. GAAP requires that all business combinations be accounted for under the purchase method. From January 1, 2009, the Group adopted ASC 805, “Business combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of income and comprehensive income.

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

From January 1, 2009, following the adoption of ASC 810, “Consolidation”, the Company also renamed the minority interests to non-controlling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in shareholders’ equity. The Company has applied the presentation and disclosure requirements retrospectively for all period presented.

Acquisitions

Wing On Travel

In May 2010, to develop and expand our overseas business, our wholly-owned subsidiary C-Travel, a Cayman Island company, successfully completed the transaction to acquire 90% of the issued share capital of Wing On Travel’s travel service segment, a Hong Kong based travel service provider that offers packaged-tours as well as air tickets and hotel reservation services. We obtained control over Wing On Travel and have consolidated its financial statements since then. The total purchase price for the transaction is approximately RMB598 million (US$88 million). The cash payment is approximately RMB454 million (approximately US$68 million) after the Company assumed net current liability of Wing On Travel as of acquisition date. In February, 2012, Ctrip acquired the remaining 10% of the issued share capital of Wing On Travel’s travel service segment as operated through HKWOT (BVI) Limited, at a consideration of approximately RMB60 million (US$9.4 million). The purchase of the remaining 10% non-controlling interests was initiated by the Company is treated as an equity transaction.  The difference between the book value of the 10% non-controlling interests and the cash consideration of Rmb21.7 million was recorded as additional paid in capital. Upon completion of this share purchase, Ctrip holds 100% of the share capital of Wing On Travel. Based on the Company’s assessment, financial results of Wing On Travel is not considered material to the Group for the years ended December 31, 2012 and 2013.

A B2B Hotel Reservation Company

In August, 2013, the Company completed the transaction to acquire controlling shares of a B2B hotel reservation company, through which the Company expects to further enrich its hotel products and to expand in hotel business. The purchase consideration is approximately RMB46 million (US$8 million). The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with purchasing similar assets and liabilities in similar industries. Approximately RMB72 million (US$12 million) excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill. The financial results of the acquired entity have been included in the Company’s consolidated financial statements since the acquisition date and were not significant for the Company for the year ended December 31, 2013.

A Wholesaler Operated Hotel Reservation and Air Ticketing Services

In August, 2013, the Company completed the transaction to acquire 100% of the share capital of a wholesaler operated hotel reservation and air ticketing services, which the Company expects to complement its existing business and achieve significant synergies. The purchase consideration is HK$120 million (US$16 million). The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with purchasing similar assets and liabilities in similar industries. Approximately RMB44 million (US$7 million) excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill. The financial results of the acquired entity have been included in the Company’s consolidated financial statements since the acquisition date and were not significant for the Company for the years ended December 31, 2013.

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

As of December 31, 2013, the step one analysis performed indicated that the fair value of the Company’s reporting units was substantially greater than the respective carrying value. There was no impairment of goodwill during the years ended December 31, 2013, 2012 and 2011. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology patent and a cross-border travel agency license as of December 31, 2012 and 2013. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2012 and 2013. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews intangible assets with indefinite lives annually for impairment.

No impairment on other intangible assets was recognized for the years ended December 31, 2011, 2012 and 2013.

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

No impairment of long-lived assets was recognized for the years ended December 31, 2011, 2012, and 2013.

Accrued liability for customer reward program

The Group’s customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2012, and 2013, the Group’s accrued liability for its customer reward program amounted to RMB218 million and RMB285 million, respectively, based on the estimated liabilities under the customer reward program. Our expenses for the customer rewards program were approximately RMB128 million, RMB157 million and RMB203 million for the years ended December 31, 2011, 2012 and 2013.

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

Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and the VIEs are subject to business tax and related surcharges on the provision of taxable services in the PRC, which include hotel reservation and ticketing services provided to customers. In the statements of income and comprehensive income, business tax and related surcharges are deducted from revenues to arrive at net revenues.

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to carry out a pilot program of tax reform. Effective January 1, 2012, selected entities within modern service industries will switch from a business tax payer to a value-added tax (‘‘VAT’’) payer. In May 2013, the Ministry of Finance released Circular Caishui [2013] No. 37 to extend the tax reform nationwide. Effective August 1, 2013, entities within transportation service and selected modern service industries will switch from a business tax payer to a value-added tax (“VAT”) payer. The Company expects such tax reform will not have material impact on its consolidated financial statements.

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

Ticketing services

Ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services. The Group receives commissions from travel suppliers for ticketing services through the Group’s transaction and service platform under various services agreements. Commissions from ticketing services rendered are recognized after tickets are issued. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not assume inventory risks and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled airline ticket reservations is minimal in the past.

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

Allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. The following table summarized the details of the Company’s allowance for doubtful accounts:

	2011	2012	2013
	RMB	RMB	RMB
Balance at beginning of year	5,718,742	4,974,138	4,351,963
Provision for doubtful accounts	185,443	376,164	2,842,681
Write-offs	(930,047)	(998,339)	(1,297,741)
Balance at end of period	4,974,138	4,351,963	5,896,903

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

Product development

Product development expenses include expenses incurred by the Group to develop the Group’s travel supplier networks as well as to maintain, monitor and manage the Group’s transaction and service platform. The Group recognizes website, software and mobile applications development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software — internal use software” respectively. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content.

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to RMB163,324,295, RMB275,501,438 and RMB537,757,200 for the years ended December 31, 2011, 2012 and 2013 respectively, are charged to the statements of income as incurred.

Share-based compensation

Under ASC 718, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, for options granted before 2008 which the Company has historical data of and believes are representative of future behavior. For options granted since 2008, the Company used simplified method to estimate its expected life. Expected dividend yield is determined in view of the Company’s historical dividend payout rate and future business plan. The Company estimates expected volatility at the date of grant based on historical volatilities. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

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

Share incentive plans

On November 5, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2012 and 2013, 829,409 and 587,596 options were outstanding under the 2005 Option Plan respectively.

On October 17, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options and Restricted Share Units (“RSU”)), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years. RSUs granted under 2007 Incentive Plan have a restricted period for 4 years. As of December 31, 2012 and 2013, 3,090,126 and 3,543,136 options and 646,301 and 623,424 RSUs were outstanding under the 2007 Incentive Plan.

Option modification

In February 2009, the Board of Directors approved an option modification to reduce the exercise price of all outstanding unvested options that were granted by the Company in 2007 and 2008 to the then fair market value of ordinary shares underlying such options with a new vesting period ranging from three years to four years. The then fair market value was based on the closing price of our ADSs traded on the Nasdaq as of February 10, 2009, which was the last trading day prior to the board approval. Other terms of the option grants remain unchanged. Total options modified amount to 1.6 million. All eligible option grantees affected by such changes had entered into amendments to their original share option agreements with the Company. The Company took a modification charge for the incremental compensation cost of approximately US$15 million over the remaining vesting periods of three years to four years of the modified options.

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

In January 2012, the compensation committee passed a resolution to replace all options that previously granted under the 2007 incentive plan but with exercise price above $120.00 per ordinary share, with maximum of 518,017 restricted share units (RSU) of the Company based on the conversion ratio at 4:1 (“the Replacement”). The total options modified approximate 1.9 million and the Company incurred no incremental cost for such modification.

A summary of option activity under the share option plans

The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	4,414,481	67.71	5.98	415,360,566
Granted	1,375,345	136.86
Exercised	(207,142)	38.12
Forfeited	(149,143)	115.98
Outstanding at December 31, 2011	5,433,541	85.02	5.59	144,827,231
Granted	961,980	79.55
Exercised	(502,991)	29.39
Forfeited	(71,623)	136.67
Converted to RSU in January 2012	(1,901,372)	91.8
Outstanding at December 31, 2012	3,919,535	64.81	5.14	57,772,345
Granted	945,106	79.70
Exercised	(660,459)	48.05
Forfeited	(73,450)	91.75
Outstanding at December 31, 2013	4,130,732	70.42	4.99	528,988,489
Vested and expect to vest at December 31, 2013	3,982,976	69.95	4.92	511,937,931
Exercisable at December 31, 2013	2,283,785	60.18	3.58	315,856,509

The Company’s current practice is to issue new shares to satisfy share option exercises.

The expected-to-vest options are the result of applying the pre-vesting forfeiture rate assumptions of 8% to total unvested options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$198.48 as of December 31, 2013 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2013.

The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 were US$25 million US$34 million and US$99 million, respectively.

The following table summarizes information related to outstanding and exercisable options as of December 31, 2013 (in US$, except shares):

	Outstanding			Exercisable
Range of Exercise Prices	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
23.00-34.99	1,125	30.50	0.12	1,125	30.50	0.12
35.00-44.99	1,353,069	38.06	3.08	1,353,069	38.06	3.08
45.00-58.99	157,558	58.39	1.12	157,558	58.39	1.12
59.00-77.99	1,358,411	76.78	6.98	98,324	70.69	6.43
78.00-96.99	731,131	91.36	5.24	374,298	94.61	4.28
97.00-129.99	466,500	106.12	5.61	257,333	108.79	5.40
130.00-159.99	62,938	151.78	5.17	42,078	150.76	5.10
	4,130,732			2,283,785

The weighted average fair value of options granted during the years ended December 31, 2011, 2012 and 2013 was US$64.79, US$38.01 and US$38.40 per share, respectively.

As of December 31, 2013, there was US$78 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.6 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. For the year ended December 31, 2013, total cash received from the exercise of share options amounted to RMB180,261,090  (approximately US$30 million).

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the years ended December 31, 2011, 2012 and 2013:

	2011	2012	2013
Risk-free interest rate	0.81% - 2.11%	0.71%-1.05%	0.69%-0.87%
Expected life (years)	5.0	5.0	5.0
Expected dividend yield	0%	0%	0%
Volatility	53%-55%	56%	56%
Fair value of options at grant date per share	from US$48.69 to US$74.39	from US$33.44 to US$42.18	from US$37.96 to US$39.69

A summary of RSUs activities under the share option plans

The Company granted 188,407, 164,976 and 259,365 RSUs to employees with 4 year requisite service period for the years ended December 31, 2011, 2012 and 2013, respectively. In additional, pursuant to the Replacement mentioned above, another 475,343 RSUs replaced the 1,901,372 options initially granted under the 2007 incentive plan.

The following table summarized the Company’s RSUs activities under all option plans (in US$, except shares):

	Number of Shares	Weighted average grant date fair value(US$)
Restricted shares
Outstanding at December 31, 2011	190,916	130.29
Granted	164,976	82.34
Converted from option in January 2012	475,343	—
Exercised	(124,644)	129.84
Forfeited	(60,290)	128.27
Unvested at December 31, 2012	646,301	101.30	*
Granted	259,365	79.23
Exercised	(224,939)	118.54
Forfeited	(57,303)	85.40
Unvested at December 31, 2013	623,424	83.60	*

* It does not include the impact of restricted shares converted from option.

Total share-based compensation cost for the RSUs amounted to US$22.5million, US$12.5 million and US$13.2 million for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, there was US$31 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 2.3 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

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

As of both December 31, 2012 and 2013, the Company did not record any liability for uncertain tax positions. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For 2013, the Company did not have any interest and penalties associated with tax positions.

Other income (net)

Other income primarily consists of financial subsidies, investment income and foreign exchange gains/(losses). Financial subsidies from local PRC government authority were recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received. Components of other income for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011	2012	2013
	RMB	RMB	RMB
Financial subsidies	72,791,093	90,280,139	119,697,248
Foreign exchange gains/(losses)	34,879,388	(9,781,057)	32,523,857
Reimbursement from the depository	8,080,557	7,914,706	17,507,842
Loss from disposal of property, equipment and software	(3,379,449)	(653,191)	(11,946,443)
Gain on disposal of cost method investment	—	—	4,014,829
Gain on disposal of equity investment	—	—	592,742
Gain on deconsolidation of subsidiaries	—	44,432,052	—
Others	5,252,136	(1,904,706)	732,299
Total	117,623,725	130,287,943	163,122,374

Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and Software Hotel Information, the subsidiaries of the Company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2011, 2012, and 2013, appropriations to statutory reserves have been made of RMB3,408,849, RMB3,371,696, and RMB13,500,462, respectively. The Company’s subsidiary in Taiwan, ezTravel, is required to allocate 10% of its after-tax profit to the statutory reserve in accordance with the Taiwan regulations. During the years ended December 31, 2012 and 2013, appropriations to statutory reserves equivalent to RMB1,801,148, and RMB1,726,256 have been made, respectively. There is no such regulation of providing statutory reserve in Hong Kong.

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As substantially all of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. Restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB1.3 billion as of December 31, 2013.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2011, 2012 and 2013 were RMB2.9 billion, RMB3.6 billion and RMB4.6 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the discretion of the Company without third party consent, for which the compensatory element of the arrangement is excluded from the accumulated profits.

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

On June 13, 2012, the Company announced that the board of the Company has approved dividend distribution of US$300 million from its PRC subsidiaries to fund a new share repurchase program whereby Ctrip may purchase its own American depositary shares (“ADSs”). This dividend distribution was a one-time event out of the Company’s normal business course, and withholding tax is recorded only for such transaction accordingly. The PRC withholding tax amounted US$15 million was recorded in the Company’s 2012 financial results (Note 15).

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

Treasury stock consists of ADS repurchased by the Group under these three plans. In October 2013, US$45.5 million convertible senior notes issued in 2012 was early converted and 588,219 shares of repurchased treasury stock were delivered to bond holders.  As of December 31, 2013, the Company had 3,777,087 shares treasury stock at total cost of US$256 million. Treasury stock is accounted for under the cost method.

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

Reclassifications

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation and had no impact on net income/(loss) or total shareholders’ equity.

Recent accounting pronouncements

In July 2012, the FASB issued ASU 2012-02, “Intangibles — Goodwill and Other: Testing Indefinite Lived Intangible Assets for Impairment”. The Update applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Per the Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  The assessment of qualitative factors is optional and at our discretion, the Group bypassed the qualitative assessment as of December 31, 2013 and performed the first step of the quantitative goodwill and intangible assets impairment test.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This Update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this Update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This Update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The Company adopted ASU 2013-02 effective January 1, 2013. Such adoption did not have a material effect on the Company’s financial position or results of operations.

In March of 2013, the FASB issued ASU 2013-05, “Foreign Currency Matters (Topic 830), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The amendments clarify the applicable guidance for the release of the cumulative translation adjustment when 1. an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity; 2. there is a loss of a controlling financial interest in a foreign entity or a step acquisition involving an equity method investment that is a foreign entity; and 3. sales or transfers of a controlling financial interest within a foreign entity is the same irrespective of whether the sale or transfer is of a subsidiary or a group of assets (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) that is a nonprofit activity or business.  The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption.  The Company does not expect ASU 2013-05 to have a significant impact on the Group’s consolidated result of operations and financial condition.

In March of 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”.  The amendment clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date.  The Company does not expect ASU 2013-11 to have a significant impact on the Group’s consolidated result of operations and financial condition.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2011, 2012 and 2013, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2011, 2012 and 2013. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2012 and 2013.

3.  PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2012 and 2013 were as follows:

	2012	2013
	RMB	RMB
Prepayments and deposits to vendors	644,317,439	1,083,771,955
Interest receivable	36,543,547	55,861,029
Receivables from financial institution	14,368,206	28,303,638
Employee advances	3,676,848	10,476,537
Prepayments for property and equipment	7,885,594	4,575,720
Receivables related to Capped Call Option (Note 18)	264,779,132	—
Others	22,249,774	32,767,408
Total	993,820,540	1,215,756,287

4.  LONG-TERM DEPOSITS AND PREPAYMENTS

The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies to obtain blank air tickets for sales to customers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.

Components of long-term deposit and prepayments as of December 31, 2012 and 2013 were as follows:

	2012	2013
	RMB	RMB
Prepayments for fixed assets	15,499,330	263,626,283
Unamortized debt issuance cost	32,396,007	127,815,384
Deposits paid to airline suppliers	126,190,327	127,011,881
Deposit paid to lessor	18,413,764	15,161,665
Deposit paid to travel bureau	110,000	2,051,195
Others	18,008,882	23,519,244
Total	210,618,310	559,185,652

5.  LONG-TERM LOAN RECEIVABLE

In December, 2013, in connection with the investment on Keystone (Note 8), the Company entered into a loan agreement with Felicity Investment Holdings Limited (“Felicity”) for a total amount of approximately US$29.5 million. The balance of the loan and the compounded accrued interests will be received at the end of the 5 year term of the loan. The loan receivable is fully collateralized with shares of Keystone held by Felicity.

6.  LAND USE RIGHTS

The Company’s land use rights are related to the payment to acquire three land use rights, one of total cost RMB68,269,734 for approximately 17,000 square meters of land in Shanghai, on which the Group has built an information and technology center. The second one was RMB48,912,729 for approximately 19,500 square meters of land in Nantong, which was put into use in May, 2010. The third one was RMB9,747,800 for approximately 9,000 square meters of land in Chengdu, on which the Group plans to build an information and technology center of West China. According to land use right policy in the PRC, the Company has a 50-year use right over the land in Shanghai, a 40-year use right over the land in Nantong, and a 50-year use right over the land in Chengdu, which are used as the basis for amortization, respectively. Amortization expense for the years ended December 31, 2011, 2012 and 2013 was RMB2,620,706, RMB2,801,615 and RMB3,182,490, respectively. As of December 31, 2012 and 2013, the net book value was RMB110,659,284 and RMB107,476,794, respectively.

7.  PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2012 and 2013 were as follows:

	2012	2013
	RMB	RMB
Buildings	892,430,743	1,050,102,815
Computer equipment	232,200,943	256,542,169
Website-related equipment	107,209,531	135,116,574
Furniture and fixtures	58,079,451	60,468,480
Software	43,782,203	52,640,160
Leasehold improvements	28,866,215	44,835,912
Construction in progress	81,050,521	199,363,516
Less: accumulated depreciation and amortization	(319,682,416)	(386,125,933)
Total net book value	1,123,937,191	1,412,943,693

From November, 2011, the Company started to build an information and technology center in Chengdu. All direct costs of the information and technology center were originally capitalized as construction in progress.

Depreciation expense for the years ended December 31, 2011, 2012 and 2013 was RMB78,809,867, RMB88,462,807 and RMB110,494,928, respectively.

8.  INVESTMENTS

The Company’s long-term investments consisting of cost method investments, equity method investments and available-for-sale securities as of December 31, 2012 and 2013 were as follows:

	2012	2013
	RMB	RMB
Hanting (available-for-sale)	585,540,705	1,016,455,767
eHi (available-for-sale)	—	570,977,550
Easy Go (available-for-sale)	—	143,904,165
Dining Secretary (available-for-sale)	60,234,118	56,242,365
Happy City (available-for-sale)	—	37,358,327
Home Inns (equity method)	762,423,802	801,550,868
Yishang Network (equity method)	—	21,665,182
Starway Hong Kong (equity method)	15,656,192	—
Keystone (cost method)	—	155,330,749
Zhong’an Online (cost method)	—	50,000,000
Others	13,393,132	3,728,507
Total net book value	1,437,247,949	2,857,213,480

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

Given the level of investment, the Company applies ASC-320-25 to account for its investment in Hanting. The Company classified the investment as “available for sale” and measured the fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

The closing price of Hanting as of December 31, 2013 is US$30.46 per ADS. As of December 31 2013, the Company recorded the investment in Hanting at a fair value of RMB1.0 billion (approximately US$168 million), with RMB608 million increase in fair value of the investment credited to other comprehensive income.

eHi Auto Services Limited. (“eHi”)

In December 2013, the Company entered into share purchase agreements to acquire 19.6% equity stake of eHi, one of the largest car rental companies in China, by subscribing its Series E convertible preferred shares with a total consideration of US$94.05 million. The transaction was closed on December, 11, 2013.

The Company recorded this investment as an available-for-sale debt security since the Company does not have the ability to exercise significant influence and the preferred shares purchased by the Company are redeemable at the option of the Company. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. There is no significant change in fair value of the investment from the initial investment day to the December 31, 2013.

Easy Go Inc. (“Easy Go”)

In October 2013, the Company entered into share purchase agreements to acquire 20.0% equity stake of Easy Go by subscribing its Series B convertible preferred shares with a total consideration of US$23 million. The transaction was closed on December, 13, 2013.

The Company recorded this investment as an available-for-sale debt since the Company does not have the ability to exercise significant influence and the preferred shares purchased by the Company are redeemable at the option of the Company. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. There is no significant change in fair value of the investment from the initial investment day to the December 31, 2013.

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

The Company recorded this investment as an available-for-sale debt security. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. The decrease in fair value of the investment in Dining Secretary of RMB4.3 million (approximately US$0.7 million) was recorded to other comprehensive income as of December 31, 2013.

Happy City Holdings Limited (“Happy City”)

In June 2013, the Company entered into agreements to acquire 33% equity stake of the Series A preferred shares in Happy City Holding Limited, a privately owned mobile application software company, with total consideration of US$6 million. Through its subsidiaries in PRC, Happy City is engaged in development and operation of a mobile application for hotel searching and booking.

The Company recorded this investment as an available-for-sale debt security since the preferred shares purchased by the Company are redeemable at the option of the Company and are not common stocks in substance. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. There is no significant change in fair value of the investment from the initial investment day to the December 31, 2013.

Home Inns & Hotels Management Inc. (“Home Inns”)

The Company purchased ADSs of Home Inns from time to time through the open market and in a private placement transaction. As of December 31, 2013, the Company held an aggregate equity interest of approximately 15.39% of the outstanding shares of Home Inns (or 14,400,765 shares). Given the level of investment and the common directors on Board of both companies, the Company applied equity method of accounting to account for the investment in Home Inns.

The Company calculated equity in income or losses of investment in Home Inns on one quarter lag basis, as allowed, as the financial statements of Home Inns were not available within a sufficient time period.

On October 1, 2011, Home Inns completed a transaction to acquire 100% equity interest in a business, pursuant to which Home Inns issued additional ordinary shares as part of the total consideration. As a result, the Company’s equity interest in Home Inns effectively decreased from 17.47% to 15.39%. In accordance with ASC 323-10-40-1, the Company accounts for a share issuance by an investee as if the investor had sold a proportionate share of its investment. The issuance price per share of the newly issued capital by the investee is higher than the Company’s average per share carrying amount, thus the Company recognized the non-cash gain of RMB39.3 million for the period ended December 31, 2012. The Company picks up equity calculation of Home Inns on a quarter lag basis, as the Company is not able to timely obtain all necessary financial information from Home Inns to perform the equity investment reconciliations between the Company and Home Inns.

The carrying amount and unrealized securities holding profit for investment in Home Inns as of December 31, 2012 and 2013 were as follows:

	2012	2013
	RMB	RMB
Investment cost
Balance at beginning of year	576,296,429	570,709,828
Foreign currency translation	(5,586,601)	(16,083,543)
Total investment cost	570,709,828	554,626,285

Value booked under equity method
Share of cumulative profit	206,428,719	265,745,783
Amortization of identifiable intangible assets, net of tax	(14,714,745)	(18,821,200)
Total booked value under equity method	191,713,974	246,924,583

Net book value	762,423,802	801,550,868

The financial information of Home Inns as of and for the twelve months ended September 30, 2012 and 2013 is as follows:

	2012	2013
	RMB (‘000)	RMB (‘000)

Current assets	1,480,017	1,621,982
Non-current assets	7,525,212	7,755,635
Current liabilities	1,927,080	1,776,838
Non-current liabilities	3,160,390	3,292,033
Retain earnings	1,018,922	1,175,874
Non-controlling interest	10,975	19,429
Total revenues	5,613,953	6,208,970
Net Revenues	5,269,377	5,825,490
Income from operations	270,689	455,294
Net income	4,338	191,009
Net (loss) / income attributable to Home Inns Group’s shareholders	(395)	189,650

The closing price of Home Inns as of December 31, 2013 is US$43.64 per ADS, the aggregate market value of the Company’s investment in Home Inns is approximately RMB1.9 billion (US$314 million).

Shanghai Yishang Network Technology Co., Ltd (“Yishang Network”)

In June 2013, the Company entered into agreements to acquire 35% equity shares in Yishang Network with total cash consideration of RMB13 million. The transaction was closed on November 30, 2013.  Yishang Network is engaged in development and operation of a hotel customer reviews monitoring and management system. The Company applied equity method to account for the investment.

As part of the transaction, there was also a contingent consideration which was to be tied up to the 1-year total revenue and net income performance following the transaction date from June 1, 2013 to May 31, 2014. Based on the contingent consideration noted in the agreements, the enterprise value of Yishang will vary from US$5 million to US$17 million, depending on whether Yishang reaches the performance target or not. The Company assessed the estimated enterprise value of Yishang based on its financial result over the corresponding period and recognized fair value of contingent consideration as a liability of RMB 9 million, which was also a part of the equity investment cost.

Starway Hotels (Hong Kong) Limited (“Starway Hong Kong”)

In May 2012, the Company sold 51% equity interest of Starway Hong Kong to Hanting. Pursuant to the agreement, Hanting was granted the right to purchase the remaining 49% equity interest of Starway Hong Kong, at its sole discretion at any time following April 15, 2012 until and including the first anniversary of the transaction closing date. The deal was consummated on May 1, 2012. In November 2013, the Company further sold the remaining 49% equity interest of Starway Hong Kong to Hanting.

Keystone Lodging Holdings Limited. (“Keystone”)

On December 3, 2013, the Company acquired approximately 4.0% equity shares in Keystone Lodging Holdings Limited (“Keystone”), which in 2013, merged with 7 Days Group Holdings Limited (“7 Days”), a leading economy hotel chain based in China. The total consideration given was RMB155 million (US$25.5M).  The Company applied cost method of accounting to account for the investment due to lack of ability to exercise significant influence.

Zhong An Online Property Insurance Co., Ltd (“Zhong An Online”)

In October 2013, the Company entered into agreements to contribute a 5% equity stake in Zhong An Online Property Insurance Co., Ltd, China’s first online insurance company. The capital contribution is RMB50 million.  The Company applied cost method of accounting to account for the investment due to lack of ability to exercise significant influence.

Other investments included cost method investment in BTG-Jianguo Hotels & Resorts Management Co., Ltd.(“BTG-Jianguo”) and equity investments in certain privately-held companies.  In May 2013, the Company sold all its equity interest of BTG-Jianguo to a third business party, Beijing Capital Tourism Co., Ltd, and recognized an investment gain in other income of RMB 4.0million.

It has been concluded that the fair value of all investments above is greater than or equal to original cost, as a result, no impairments have been recorded for these investments.

9. FAIR VALUE MEASUREMENT

In accordance with ASC 820-10, the Company measures short-term investments and available-for-sale investments at fair value on a recurring basis. Available-for-sale investments classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC). Short-term investments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2013 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2013
	RMB	RMB	RMB	RMB	US$
Short-term investments
Financial products	—	3,375,477,351	—	3,375,477,351	557,589,136
Time deposits	—	259,613,604	—	259,613,604	42,885,112
Available-for-sale investments
Hanting	1,016,455,767	—	—	1,016,455,767	167,906,530
eHi	—	—	570,977,550	570,977,550	94,318,772
Easy Go	—	—	143,904,165	143,904,165	23,771,275
Dining Secretary	—	—	56,242,365	56,242,365	9,290,577
Happy City	—	—	37,358,327	37,358,327	6,171,156
Total	1,016,455,767	3,635,090,955	808,482,407	5,460,029,129	901,932,558

	Fair Value Measurement at December 31, 2012 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2012
	RMB	RMB	RMB	RMB	US$
Short-term investments
Financial products	—	1,030,000,000	—	1,030,000,000	165,326,399
Time deposits	—	378,664,335	—	378,664,335	60,779,817
Available-for-sale investments
Hanting	585,540,705	—	—	585,540,705	93,985,763
Dining Secretary	—	—	60,234,118	60,234,118	9,668,243
Total	585,540,705	1,408,664,335	60,234,118	2,054,439,158	329,760,222

The roll forward of Level 3 eHi’s investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2012	—
Investment in Series E Preferred Shares of eHi	570,977,550
Transfer in and/or out of Level 3	—
The change in fair value of the investment in eHi	—
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	570,977,550

Fair value of available-for-sale investment (Level 3) as at December 31, 2013 (US$)	94,318,772

The roll forward of Level 3 Easy Go’s investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2012	—
Investment in Series B Preferred Shares of Easy Go	139,633,000
Transfer in and/or out of Level 3	—
The change in fair value of the investment in Easy Go	4,271,165
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	143,904,165

Fair value of available-for-sale investment (Level 3) as at December 31, 2013 (US$)	23,771,275

The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital (“WACC”)	28%
	Terminal growth rate	3%
	Lack of marketability discount (“LoMD”)	17.5%
Option pricing model	Time to liquidation	1.57 years
	Risk-free rate	0.955%
	Expected volatility	36.72%
	Probability	Liquidation scenario: 55% Redemption scenario: 40% Mandatory Conversion scenario: 5%
	Dividend yield	Nil

The roll forward of Level 3 Dining Secretary’s investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2011	65,414,773
Investment in Series B Preferred Shares of Dining Secretary	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(638,000)
The change in fair value of the investment in Ding Secretary	(4,542,655)
Fair value of available-for-sale (Level 3) investment as at December 31, 2012	60,234,118
Investment in Series B Preferred Shares of Dining Secretary	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(1,764,000)
The change in fair value of the investment in Ding Secretary	(2,227,753)
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	56,242,365

Fair value of available-for-sale investment (Level 3) as at December 31, 2013 (US$)	9,290,577

The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital (“WACC”)	28%
	Terminal growth rate	3%
	Lack of marketability discount (“LoMD”)	25%
Option pricing model	Time to liquidation	2.0 years
	Risk-free rate	1.08%
	Expected volatility	44.9%
	Probability	Liquidation scenario: 45% Redemption scenario: 45% IPO scenario: 10%
	Dividend yield	Nil

The roll forward of Level 3 Happy City’s investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2012	—
Investment in Series A Preferred Shares of Happy City	36,715,800
Transfer in and/or out of Level 3	—
The change in fair value of the investment in Happy City	642,527
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	37,358,327

Fair value of available-for-sale investment (Level 3) as at December 31, 2013 (US$)	6,171,156

The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital (“WACC”)	27.5%
	Terminal growth rate	3%
	Lack of marketability discount (“LoMD”)	35%
Option pricing model	Time to liquidation	4.0 years
	Risk-free rate	1.462%
	Expected volatility	51.2%
	Probability	Liquidation scenario: 50% Redemption scenario: 50%
	Dividend yield	Nil

The Company determined the fair value of their investment by using an income approach concluding on the overall investee’s equity value and allocating this value to the various classes of preferred and common shares by using an option-pricing method. The determination of the fair value was assisted by an independent appraisal, based on estimates, judgments and information of other comparable public companies.

10.  GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 were as follows:

	2012	2013
	RMB	RMB

Balance at beginning of year	798,601,767	822,585,341
Acquisition of a B2B hotel reservation company	—	72,406,431
Acquisition of a wholesaler operated hotel reservation and air ticketing services	—	43,993,740
Acquisition (Disposal) of others	23,983,574	33,545,672
Balance at end of period	822,585,341	972,531,184

In August 2013, the Company purchased 51% equity interest of a B2B hotel reservation company. Goodwill of RMB72 million was recognized from this acquisition (Note 2).

In August 2013, the Company purchased 100% equity interest of a wholesaler operated hotel reservation and air ticketing services. Goodwill of RMB44 million was recognized from this acquisition (Note 2).

From time to time, the Company selectively acquired or invested in businesses that complement our existing business. In 2012, the Company invested in a high-end travel agency and a railway ticket agency. In 2013, except for the acquisitions above, the Company further invested in a company engaged in operating a mobile application for online interactive travel forums.  The excess of the total cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over the fair value of the identifiable net assets of the acquiree are recorded as goodwill.

Goodwill arose from the business combination completed in the years ended December 31, 2013 has been allocated to the single reporting unit of the Group. Goodwill represents the synergy effects of the business combination.

The Company performed goodwill impairment tests to determine if goodwill impairment is indicated in year 2012 and 2013, and the results of these tests indicated that the Company’s goodwill was not impaired.

11.  INTANGIBLE ASSETS

Intangible assets as of December 31, 2012 and 2013 were as follows:

	2012	2013
	RMB	RMB
Intangible assets
Intangible assets to be amortized
Non-compete agreements	11,479,610	11,479,610
Customer list	15,942,578	15,942,578
Supplier Relationship	9,700,000	27,780,000
Technology patent	9,240,000	9,240,000
Cross-border travel agency license	1,117,277	1,117,277
Others	—	790,000
Intangible assets not subject to amortization
Trade mark	290,715,235	314,329,235
Golf membership certificate	4,200,000	4,200,000
Others	8,736,321	8,785,287
	351,131,021	393,663,987
Less: accumulated amortization
Intangible assets to be amortized
Non-compete agreements	(9,183,688)	(11,479,610)
Customer list	(10,499,636)	(11,982,578)
Supplier Relationship	(1,455,000)	(3,178,333)
Technology patent	(7,392,000)	(9,240,000)
Cross-border travel agency license	(1,117,277)	(1,117,277)
Others	—	(13,167)
Intangible assets not subject to amortization
Trade mark	—	—
Golf membership certificate	—	—
Others	—	—
	(29,647,601)	(37,010,965)
Net book value
Intangible assets to be amortized
Non-compete agreements	2,295,922	—
Customer list	5,442,942	3,960,000
Supplier Relationship	8,245,000	24,601,667
Technology patent	1,848,000	—
Cross-border travel agency license	—	—
Others	—	776,833
Intangible assets not subject to amortization
Trade mark	290,715,235	314,329,235
Golf membership certificate	4,200,000	4,200,000
Others	8,736,321	8,785,287
	321,483,420	356,653,022

Amortization expense for the years ended December 31, 2011, 2012 and 2013 was approximately RMB8,445,950, RMB7,736,767 and RMB7,363,364 respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows:

Amortization
RMB

2014	3,416,000
2015	3,416,000
2016	3,416,000
2017	3,416,000
2018	3,402,833
17,066,833

12.  SHORT-TERM BORROWINGS

In June 2012, the Group entered into a contract with China Construction Bank for a loan facility of up to US$72.75 million.  In June 2013, the facility came to maturity and was extended for another 12 month.  The facility is collateralized by a bank deposit of RMB500 million provided by one of the Company’s wholly-owned subsidiaries. As of December 31, 2013, the Group made three borrowings of RMB441 million (US$73 million) in aggregate under the facility. The annual interest rate of borrowings is approximately 2.4%. The Company is in compliance with the loan covenant at December 31, 2013.

In August 2013, the Group entered into a contract with Agricultural Bank of China for a loan facility of US$40 million. The facility has a maturity of 12 months and is pledged by a bank deposit of RMB270 million classified as short-term investment of one of the Company’s subsidiaries.  As of December 31, 2013, the Group obtained two borrowings of RMB91 million (US$15 million) in aggregate under the facility. The annual interest rate of borrowings is approximately 2.4%.  The Company is in compliance with the loan covenant at December 31, 2013.

In November 2013, the Group entered into a contract with China Construction Bank for a loan facility of up to US$40 million. The facility has a maturity of 3 months and is collateralized by a bank deposit of RMB270 million classified as short-term investment provided by one of the Company’s wholly-owned subsidiaries. As of December 31, 2013, the Group obtained borrowings of RMB243 million (US$40 million) in aggregate under the facility. The annual interest rate of borrowings is approximately 2.4%. The Company is in compliance with the loan covenant at December 31, 2013.

13.  RELATED PARTY TRANSACTIONS

During the years ended December 31, 2011, 2012 and 2013 significant related party transactions were as follows:

	2011	2012	2013
	RMB	RMB	RMB
Commissions from Home Inns	17,660,504	35,932,452	38,709,984
Commissions from Hanting	7,965,109	10,988,806	17,127,847
Consideration for disposal majority equity share of Starway Hong Kong from Hanting	—	17,131,759	16,459,926
Entrusted loan and interest to Yishang	—	—	13,374,109
Commissions from Starway Hong Kong	—	7,118,150	6,146,474
Commissions from 7 Days Group Holdings Limited (“7 Days”)	—	—	1,214,368
Purchase of tour package from Ananda Travel Service (Aust.) Pty Limited (“Ananda”)	29,386,855	32,989,774	32,738,333
Printing expenses to Joyu Tourism Operating Group (“Joyu”)	2,160,000	2,160,000	—

The Company’s hotel supplier, Home Inns has two directors in common with the Company. Home Inns closed the acquisition of Motel 168 International Holdings Limited (“Motel 168”) on September 30, 2011 and consolidated its financial results thereafter. Commissions from Home Inns presented above include the commissions from Motel 168 starting from October 1, 2011 to December 31, 2013. Another hotel supplier, Hanting, has a director in common with the Company and a director who is a family member of one of our officers. In May 2012, the Company sold 51% equity interest of Starway Hong Kong to Hanting with a total consideration of RMB17.1 million and deconsolidated Starway Hong Kong upon the closing of the deal. On November 30, 2013, Hanting further acquired 49% equity interest of Starway Hong Kong from the Company with a total consideration of RMB16.5 million. The remainder of purchase price RMB12.25 million will be paid in a 3-year installment plan. From then on, the Company directly holds no equity interest of Starway Hong Kong. Commissions from Hanting presented above include the commissions from Starway Hong Kong starting from December 1, 2013 to December 31, 2013. Home Inns and Hanting have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions from Home Inns and Hanting for the years ended December 31, 2011, 2012 and 2013 are presented as above.

In September 2013, the Company entered into agreements with Yishang to provide entrusted loan of RMB13 million.  The entrusted loan has a one-year maturity period. The balance of entrusted loan together with the interest for the year ended December 31, 2013 is presented as above.

Starway Hong Kong entered into agreements with the Company to provide hotel rooms for our customers. Commissions from Starway Hong Kong started from the deconsolidation date to the year ended December 31, 2012 and started from January 1, 2013 to November 30, 2013 is presented as above.

On December 3, 2013, the Company acquired approximately 4% equity shares in Keystone, which in 2013 merged with 7 Days, thus became related with 7 Days. 7 Days entered into agreements with the Company to provide hotel rooms for our customers.  Commission from 7 Days started from the equity transaction date to the year ended December 31 2013 is presented as above.

The Company’s tour package supplier, Ananda is an associate of Wing On Travel. Tour package purchase from Ananda for the years ended December 31, 2011, 2012 and 2013 is presented as above.

The Company entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with the Company. Total printing expense to Joyu Tourism Operating Group for the years ended December 31, 2011 and 2012 are presented as above.

As of December 31, 2012 and 2013, significant balances with related parties were as follows:

	2012	2013
	RMB	RMB
Due from related parties, current:
Due from Yishang	—	13,152,649
Due from Hanting	627,145	5,592,854
Due from Home Inns	3,797,931	3,029,166
Due from Starway Hong Kong	903,094	—
	5,328,170	21,774,669

Due from related parties, non-current:
Due from Hanting	—	8,166,667

Due to related parties, current:
Due to Ananda	9,215,726	10,216,780
Due to Hanting	1,000,000	1,000,000
Due to Joyu	180,000	—
	10,395,726	11,216,780

The amounts due from and due to related parties as of December 31, 2012 and 2013 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf of each other. They are not collateralized and have normal business payment terms.

14.  EMPLOYEE BENEFITS

The Group’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, unemployment insurance and pension benefits. The full-time employees in the PRC subsidiaries and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB234,725,030, RMB334,150,368 and RMB440,884,906 for the years ended December 31, 2011, 2012 and 2013 respectively.

15.  TAXATION

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

In 2002, China’s State Administration of Taxation passed an implementation for the preferential tax treatment in China’s Western Region. Enterprises falling within the Catalog of Encouraged Industries in the Western Region (“Old Catalog”) enjoyed a preferential income tax rate of 15% from 2001 to 2010. In 2011, Chengdu Ctrip and Chengdu Ctrip International obtained approval to use the 15% tax rate for 2010 income tax. The qualification has an effective period which expired on December 31, 2010. In 2012, China’s State Administration of Taxation extended the period to 2020. Accordingly, a new Catalog of Encouraged Industries in the Western Region (“New Catalog”) will be released. Before the release of the New Catalog, enterprises falling within the encouraged industries under the “old” Catalogs may temporarily apply the 15% rate for CIT filing upon agreement by the in-charge tax authorities. The Company applied 25% rate for CIT filling in 2011. In 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for 2011 tax filing and for the year from 2012 to 2014. In 2013, Chengdu Information Technology Co., Ltd. (“Chengdu Information”) obtained approval from local tax authorities to apply the 15% tax rate for 2012 tax filing and for the year from 2013 to 2016.

In 2013, in accordance with CIT Law, the applicable CIT rates are 25%, except for aforementioned four subsidiaries qualified for High New Tech Enterprises, Chengdu Ctrip, Chengdu Ctrip International and Chengdu Information.

Pursuant to the CIT Law and Circular Caishui [2008]No.1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign invested enterprise(“FIE”) to its immediate holding company outside mainland China would be subject to withholding taxes. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company and other supplementary guidance/requirements stipulated by State Administration of Taxation (“SAT”) and tax treaty are met and proper procedures have been gone through. The Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, and Ctrip Information Technology are considered FIEs and are directly held by our subsidiaries in Hong Kong. According to double tax arrangement between Mainland and Hong Kong Special Administrative Region, dividends payable by an FIE in mainland China to the company in Hong Kong will be subject to 5% withholding tax, subject to approval of the tax authority. All of these foreign invested enterprises will be subject to the withholding tax for their earnings generated after January 1, 2008. The Company expects to indefinitely reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no deferred tax liability was provided on the outside basis difference from undistributed earnings after January 1, 2008.

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

The dividend distribution on June 13, 2012 aforesaid was a one-time event out of the Company’s normal business course, and withholding tax is recorded only for such transaction accordingly. The Company expects to indefinitely reinvest the remaining undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no additional deferred tax liability was provided on the outside basis difference for the remaining undistributed earnings of RMB4.6 billion after January 1, 2008.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011	2012	2013
	RMB	RMB	RMB
Current income tax expense	265,574,760	317,283,820	329,612,294
Deferred tax benefit	(3,388,535)	(22,757,864)	(35,871,972)
Income tax expense	262,186,225	294,525,956	293,740,322

Income tax expense was RMB294 million (US$49 million) in the year ended December 31, 2013, decrease from RMB295 million in the year ended 2012. The effective income tax rate in year ended December 31, 2013 was 26%, as compared to 31% in the year ended 2012, mainly because the Company accrued, in the second quarter of 2012, the provision of 5% PRC withholding tax related to the one-time event of dividend distribution that its PRC subsidiaries would pay to its Hong Kong subsidiary to fund a share repurchase program, whereby Ctrip may purchase its own American depositary shares (“ADSs”), and partially offset by the impact of certain non-tax-deductible items in its PRC subsidiaries during the year ended December 31, 2013.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31, 2011, 2012 and 2013 were as follows:

	2011	2012	2013
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to Subsidiaries in the PRC	(10)%	(17)%	(15)%
Non-deductible expenses incurred	6%	13%	16%
Withholding tax	—	10%	—
Others	(1)%	0%	0%
Effective CIT rate	20%	31%	26%

Significant components of deferred tax assets and liabilities:

	2012	2013
	RMB	RMB
Deferred tax assets:
Loss carry forward	42,205,411	86,735,795
Accrued liability for customer reward related programs	32,209,006	60,078,932
Accrued staff salary	22,215,827	34,842,016
Deferred tax liabilities	(390,000)	(390,000)
Others	3,452,556	2,448,552
Less: Valuation allowance of deferred tax assets	(37,852,274)	(86,735,795)
Total deferred tax assets	61,840,526	96,979,500

Deferred tax liabilities, non-current:
Recognition of intangible assets	(53,309,153)	(63,197,155)

Net deferred tax assets	8,531,373	33,782,345

Movement of valuation allowances:

	2011	2012	2013
	RMB	RMB	RMB
Balance at beginning of year	12,733,226	14,785,786	37,852,274
Current year additions	2,879,759	27,991,746	48,883,521
Current year disposal due to divestitures	(827,199)	(4,925,258)	—
Balance at end of year	14,785,786	37,852,274	86,735,795

As of December 31, 2012 and 2013, valuation allowance of RMB37.9 million and RMB86.7 million was provided for operating loss carry forwards related to certain subsidiary based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

As of December 31, 2013, the Group had net operating tax loss carry forwards amounted to RMB347 million which will expire from 2014 to 2017 if not used.

The provisions for income taxes for the years ended December 31, 2011, 2012 and 2013 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain of the Company’s subsidiaries and VIEs in the PRC.

The following table sets forth the effect of preferential tax on China operations:

	2011	2012	2013
	RMB	RMB	RMB
Tax holiday effect	115,750,217	119,971,884	146,321,156
Basic net income per ADS effect	0.80	0.88	1.11
Diluted net income per ADS effect	0.76	0.83	0.96

16.  OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2012 and 2013 were as follows:

	2012	2013
	RMB	RMB
Accrued operating expenses	204,438,348	330,863,616
Electronic coupon	41,475,136	133,306,380
Accruals for property and equipment	34,450,253	37,038,698
Deposits received from suppliers and packaged-tour customers	10,161,612	33,769,690
Due to employees for stock option proceeds received on their behalf	13,242,768	28,413,780
Payable for acquisition	19,742,776	23,773,221
Interest payable	1,492,269	13,838,961
Others	18,754,719	34,100,603
Total	343,757,881	635,104,949

17.       LONG-TERM DEBT

	2012	2013
	RMB	RMB
2017 Convertible Senior Notes	1,121,418,000	814,222,650
2018 Convertible Senior Notes	—	4,842,960,000
Total	1,121,418,000	5,657,182,650

Description of 2017 Convertible Senior Notes

On September 24, 2012, the Company issued US$180 million in aggregate principle amount of 0.5% Convertible Senior Notes due September 15, 2017 (the “Notes”) at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 51.7116 American depository shares (“ADS”) per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$19.34 per ADS).

The net proceeds to the Company from the issuance of the Notes were US$175 million. The Company pays cash interest at an annual rate of 0.5% on the Notes, payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2013. Debt issuance costs were US$5.4 million and are being amortized to interest expense to the first put date of the Notes (September 15, 2015).

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

Concurrently with the issuance of the Notes, the Company purchased a call option (“Purchased Call Option”) and sold warrants (“Sold Warrants”). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the Notes and to increase the initial conversion price to US$26.37 per ADS. Each of these components is discussed separately below:

Purchase Call Option

Counterparty agreed to sell to the Company up to approximately 9.3 million shares of the Company’s ADS, which is the number of ADS initially issuable upon conversion of the Notes in full, at a price of US$19.34 per ADS. The Purchased Call Option will be settled by the counterparty in ADSs and will terminate upon the maturity date of the Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company’s stock price, 3) the volatility of the Company’s stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

Sold Warrants

The Company received US$26.6 million from the same counterparty from the sale of warrants to purchase up to approximately 9.3 million shares of the Company’s ADS at an exercise price of US$26.37 per ADS. The warrants had an expected life of 5 years and expire on September 15, 2017. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2013, the warrants had not been exercised and remained outstanding.

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

The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of December 31, 2013, RMB814 million (US$134.5 million) is accounted as the value of the Notes in long-term debt.

The key terms of the Notes are as follows:

Redemption

Contingent redemption option

The Notes are not redeemable prior to the maturity date of September 15, 2017, except as described below. The holders of the Notes (the “Holders”) have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on September 15, 2015. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

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

Conversion

The Holders may convert their Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$19.34 per ADS, at any time prior to the maturity date of September 15, 2017. Upon conversion of the Notes, the Company will deliver shares of the Company’s ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.

Early conversion of 2017 Convertible Senior Notes

The Company offered the public tranche of the 2017 Notes holders to convert their Notes early, through an inducement. The inducement offered included the original term’s ratio for ADS conversion plus a cash incentive of 1.5%-2.0%.  As a result of the inducement, US$45.5 million of the Notes was tendered, or 2.35 million ADS at the initial conversion rate of 51.7116 ADS per Note.  Total cash paid was $777,445, of which $19,945 represents accrued and unpaid interest and $757,500 represents an inducement premium.  This conversion did not materially impact the current shares outstanding.

Early termination of Call Option

The above early conversion of 2017 Convertible Senior Notes also resulted in an early termination of the Call Option entered into during 2012, of which the Company has received US$ 11.6 million from this early termination.

Description of 2018 Convertible Senior Notes

On October 17, 2013, the Company issued US$800 million in aggregate principle amount of 1.25% Convertible Senior Notes due October 15, 2018 (the “Notes”) at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 12.7568 American depository shares (“ADS”) per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$78.39 per ADS).

The net proceeds to the Company from the issuance of the Notes were US$780 million. The Company pays cash interest at an annual rate of 1.25% on the Notes, payable semi-annually in arrears on April 15 and October 15 of each year, beginning April 15, 2014. Debt issuance costs were US$19.6 million and are being amortized to interest expense to the maturity date of the Notes (October 15, 2018).

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

Concurrently with the issuance of the Notes, the Company purchased a call option (“Purchased Call Option”) and sold warrants (“Sold Warrants”). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the Notes and to increase the initial conversion price to US$96.27 per ADS. Each of these components is discussed separately below:

Purchase Call Option

Counterparty agreed to sell to the Company up to approximately 10.2 million shares of the Company’s ADS, which is the number of ADS initially issuable upon conversion of the Notes in full, at a price of US$78.39 per ADS. The Purchased Call Option will be settled in ADSs and will terminate upon the maturity date of the Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company’s stock price, 3) the volatility of the Company’s stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

Sold Warrants

The Company received US$77.2 million from the same counterparty from the sale of warrants to purchase up to approximately 10.2 million shares of the Company’s ADS at an exercise price of US$96.27 per ADS. The warrants had an expected life of 5 years and expire on October 15, 2018. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2013, the warrants had not been exercised and remained outstanding.

Use of Proceeds

The Company used a portion of the net proceeds of the offering to pay the associated cost of the convertible note hedge transaction, after such cost is partially offset by the proceeds to the Company from the sale of the warrant transaction. The remainder of the net proceeds from this offering is planned to be used for other general corporate purposes, including working capital needs and potential acquisitions of complementary businesses, as well as potential ADS repurchases and note retirement from time to time.

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

The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of December 31, 2013, RMB4.8 billion (US$800 million) is accounted as the value of the Notes in long-term debt.

The key terms of the Notes are as follows:

Redemption

Contingent redemption option

The Notes are not redeemable prior to the maturity date of October 15, 2018, except as described below. The holders of the Notes (the “Holders”) have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on October 15, 2016. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

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

Non-contingent redemption option

On or after October 15, 2016 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan’s principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

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

Conversion

The Holders may convert their Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$78.39 per ADS, at any time prior to the maturity date of October 15, 2018. Upon conversion of the Notes, the Company will deliver shares of the Company’s ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.

Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

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

Accounting for Issued Warrants:

The Company assessed that the Issued Warrants are not liabilities within scope of ASC 480-10-25. The Issued Warrants are legally detachable from the Notes and Purchased Call Option and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to Warrants and it meets the requirements of ASC 815 that would be classified in stockholders’ equity. Therefore, the Warrants were initially accounted for within stockholders’ equity, and subsequent changes in fair value will not be recorded.

18.  TREASURY STOCK

Accelerated share repurchase arrangement

On September 26, 2012, the Company entered into a Capped Call Option Transaction Agreement (the “Agreement”) for an initial notion amount of US$75 million with JP Morgan Chase Bank, National Association. The transaction enables the Company to execute a treasury stock repurchase up to 4.4 million ADSs upon maturity on December 19, 2012. The Agreement consists of two components, a treasure stock repurchase prepayment of US$62,182,346 (purchased call option) with a strike price of US$0.0001 per ADS, plus a warrant (a written call option) with an upper strike price of US$14.3621 per ADS. The total strike notion amount for the Capped Call Option Transaction is US$63,749,958.

Upon maturity:

•                  If the ADS trading price is above upper strike price (US$14.3621 per ADS), Ctrip retains a premium of US$1,567,612 and the initial cash prepayment of US$62,182,346 in cash or a number of ADSs that is calculated by dividing the cash settlement amount of US$63,749,958 by the maturity date’s trading price per ADS;

•                  If the ADS trading price is below upper strike price (US$14.3621 per ADS), Ctrip receives a fixed number of 4,438,763 ADSs.

The Capped Call Option Transaction meet the criteria for being indexed to the Company’s own stock and is therefore be excluded from the scope of ASC 815. The initial cash payment is recorded within shareholders’ equity as a component of additional paid in capital.

On December 19, 2012, the Capped Call Option Transaction expired with cash settlement. The difference between cash settlement and cash prepayment has been accounted for as an equity transaction with the amount recorded in additional paid in capital. As the ADS trading price is above the upper strike price, the Company selected cash settlement of the Capped Call Option amounting to US$63.7 million.

In October 2013, US$45.5 million convertible senior notes issued in 2012 were early converted and 588,219 shares of repurchased treasury stock were delivered to the notes holders.  As of December 31, 2013, the Company had 3,777,087 shares treasury stock at total cost of US$256 million.

19.       NON-CONTROLLING INTERESTS

As of December 31, 2013, the Company’s majority-owned subsidiaries and VIEs which are consolidated in the consolidated financial statements but with non-controlling interests recognized mainly include Tujia.com International Co., Ltd (“Tujia”) and ezTravel.

Non-controlling interests include the common shares in the consolidated subsidiaries or VIE subsidiaries and preferred shares issued by the Company’s subsidiaries. The balance is summarized as follows:

	December 31, 2012	December 31, 2013
	RMB	RMB

Tujia*	40,250,981	83,133,600
ezTravel	21,269,409	21,475,705
Others	33,727,148	95,081,123
	95,247,538	199,690,428

* In October 2012 and February 2013, a subsidiary of the Company, Tujia, entered into a series of agreements with C-Travel, a wholly owned subsidiary of the Company, and other institutional investors to issue 70,380,000 Series A redeemable convertible preferred shares (“Series A preferred shares”) with total consideration of US$14.6 million and 33,333,333 Series B redeemable convertible preferred shares (“Series B preferred shares”) with total consideration of US$36.7 million. All of the Series A Preferred Shares and the Series B Preferred Shares issued by Tujia are collectively referred to as the “Preferred Shares”. The Company assessed it has the right to consolidate Tujia after the issuance of Series A and B redeemable convertible preferred shares. The shares held by investors other than Ctrip are recorded as non-controlling interests.

20.  EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share were calculated as follows:

	2011	2012	2013
	RMB	RMB	RMB
Numerator:
Net income attributable to Ctrip’s shareholders	1,076,414,897	714,405,864	998,319,684
Eliminate the dilutive effect of interest expense of convertible bond	—	4,617,398	15,496,021
Numerator for diluted earnings per share	1,076,414,897	719,023,262	1,013,815,705

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding	35,977,063	34,236,761	32,905,601
Dilutive effect of share options	2,053,911	1,230,941	2,359,614
Dilutive effect of convertible bond	—	623,083	2,206,157
Dilutive effect of convertible bond sold warrants	—	—	598,469
Denominator for diluted earnings per ordinary share	38,030,974	36,090,785	38,069,841

Basic earnings per ordinary share	29.92	20.87	30.34
Diluted earnings per ordinary share	28.30	19.92	26.63

Basic earnings per ADS	7.48	5.22	7.58
Diluted earnings per ADS	7.08	4.98	6.66

The 2018 convertible senior notes were not included in the computation of diluted EPS in 2013 because the inclusion of such instrument would be anti-dilutive.

For the years ended December 31, 2011, 2012 and 2013, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2011	2012	2013
	RMB	RMB	RMB

Outstanding weighted average stock options	715,894	1,779,507	251,266
Sold Warrants	—	299,319	870,425
	715,894	2,078,826	1,121,691

21.  COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises that are classified as operating leases for the periods from 2014 to 2018. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB
2014	49,445,429
2015	35,829,711
2016	15,077,517
2017	5,155,184
2018	2,395,381
Thereafter	610,087
108,513,309

Rental expense amounted to RMB66,208,557, RMB94,213,513 and RMB118,261,449 for the years ended December 31, 2011, 2012 and 2013, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

Capital commitments

As of December 31, 2013, the Company had outstanding capital commitments totaling RMB376 million, which consisted of capital expenditures of property, equipment and software.

Guarantee

In connection with our air ticketing business, the Group is required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits in order to or to provide other guarantees obtain blank air tickets. As of December 31, 2013, the amount under these guarantee arrangements was approximately RMB877 million.

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

22.  SUBSEQUENT EVENTS

In January 2014, the Company offered an entrusted loan to one of its related parties, China Lodging Group, Limited, of RMB300 million with maturity of one year, for daily operational purposes.

In December 2013, the Company entered into agreements to acquire controlling equity stake of Toursforfun, an online supplier specialized in tours and vacation packages for Chinese traveling abroad with a total consideration of US$23.09 million. As of December 31, 2013, the Company has made a prepayment of US$1 million and recorded it as Prepayments and other current assets. The acquisition was closed in January 2014.