Form 20-F
period 2014-12-31
CTRIP COM INTERNATIONAL LTD
filed 2015-04-27
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

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

35,146,982 ordinary shares, par value $0.01 per ordinary share.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014.

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

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

A.            Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

All ADS data have been retroactively adjusted to reflect the current ADS to ordinary share ratio for all periods presented.

	For the Year Ended December 31,
	2010 RMB	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2014 US$(2)
	(in thousands, except for per ordinary share data)
Consolidated Statement of Operation Data
Net revenues	2,881,233	3,498,085	4,158,791	5,386,746	7,346,918	1,184,108
Cost of revenues	(625,261)	(805,130)	(1,037,791)	(1,386,767)	(2,100,606)	(338,556)
Gross profit	2,255,972	2,692,955	3,121,000	3,999,979	5,246,312	845,552
Operating expenses
Product development(1)	(453,853)	(601,485)	(911,905)	(1,245,719)	(2,321,349)	(374,134)
Sales and marketing(1)	(453,293)	(624,600)	(984,002)	(1,269,413)	(2,214,210)	(356,866)
General and administrative(1)	(294,701)	(400,876)	(570,487)	(646,405)	(861,551)	(138,856)
Total operating expenses	(1,201,847)	(1,626,961)	(2,466,394)	(3,161,537)	(5,397,110)	(869,856)
Income / (loss) from operations	1,054,125	1,065,994	654,606	838,442	(150,798)	(24,304)
Net interest income and other income	136,712	223,627	296,088	306,147	286,235	46,133
Income before income tax expense, equity in income of affiliates and non-controlling interest	1,190,837	1,289,621	950,694	1,144,589	135,437	21,829
Income tax expense	(205,017)	(262,186)	(294,526)	(293,740)	(130,821)	(21,085)
Equity in income of affiliates	66,172	57,525	34,343	55,554	87,006	14,023
Net income	1,051,992	1,084,960	690,511	906,403	91,622	14,767
Less: Net (loss) / income attributable to non-controlling interests	(3,922)	(8,545)	23,895	91,917	151,117	24,356
Net income attributable to Ctrip’s shareholders	1,048,070	1,076,415	714,406	998,320	242,739	39,123
Earnings Per Ordinary Share Data:

Net income attributable to Ctrip’s shareholders	1,048,070	1,076,415	714,406	998,320	242,739	39,123
Earnings per ordinary share(3), basic	29.62	29.92	20.87	30.34	7.08	1.14
Earnings per ordinary share(3), diluted	27.89	28.30	19.92	26.63	6.35	1.02

	As of December 31,
	2010 RMB	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2014 US$(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,153,935	3,503,428	3,421,533	7,138,345	5,300,888	854,348
Restricted cash	224,179	211,636	768,229	739,544	836,395	134,802
Short-term investment	1,178,278	1,288,472	1,408,664	3,635,091	6,438,855	1,037,755
Accounts receivable, net	621,549	789,036	983,804	1,518,230	1,826,766	294,422
Prepayments and other current assets	355,831	566,188	999,149	1,237,531	2,480,276	399,748
Deferred tax assets, current	37,136	39,782	61,841	96,980	193,503	31,187
Non-current assets	3,545,296	3,362,893	4,026,531	6,452,753	14,214,234	2,290,918
Total assets	8,116,204	9,761,435	11,669,751	20,818,474	31,290,917	5,043,180
Current liabilities	1,880,898	2,568,060	3,910,144	6,368,008	12,714,703	2,049,238
Deferred tax liabilities, non-current	45,383	48,309	53,309	63,197	132,507	21,356
Long-term Debt	—	—	1,121,418	5,657,183	8,065,980	1,300,000
Total Ctrip’s shareholders’ equity	6,103,693	7,042,295	6,489,632	8,530,396	9,529,179	1,535,825
Noncontrolling interests	86,230	102,771	95,248	199,690	848,548	136,761
Total shareholder’s equity	6,189,923	7,145,066	6,584,880	8,730,086	10,377,727	1,672,586

(1)         Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2010 RMB	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2014 US$(2)
	(in thousands)
Product development	64,254	98,955	132,583	138,668	184,665	29,763
Sales and marketing	33,203	48,191	55,892	49,105	54,392	8,766
General and administrative	145,104	195,645	243,246	250,157	257,587	41,516

(2)         Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.2046 to US$1.00. See “Exchange Rate Information.”

(3)         Each ADS represents 0.25 of an ordinary share.

Exchange Rate Information

We have published our consolidated financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2014 at US$1.00 : RMB6.2046, which was the certified exchange rate in effect as of December 31, 2014. The certified exchange rate on April 17, 2015 was US$1.00: RMB6.1976. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

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

	Certified Exchange Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2010	6.6000	6.7693	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 17, 2015)	6.1976	6.2011	6.1930	6.2152

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Ukraine.

Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and travel industry in China. Although the economy in China has grown significantly in the past decades, any severe or prolonged slowdown in the global and/or Chinese economy could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, in 2014, China’s gross domestic product was 7.4% and it is unclear how the economy will fare in 2015 and beyond. Since we derive the majority of our revenues from accommodation reservation, transportation ticketing and packaged-tour services in China, any severe or prolonged slowdown in the global and/or Chinese economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to travel products and services. If consumer demand for travel products and services we offer decreases, our revenues may decline. Furthermore, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations.

Our business is significantly affected by the trends that occur in the travel industry in China, including the hotel, transportation ticketing and packaged-tour sectors. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The recent worldwide recession has led to a weakening in the demand for travel services. Other trends or events that tend to reduce travel and are likely to reduce our revenues include:

•                  an outbreak of H1N1 influenza, ebola virus, avian flu, severe acute respiratory syndrome, or SARS, or any other serious contagious diseases;

•                  increased prices in the hotel, transportation ticketing, or other travel-related sectors;

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. In 2014, the trading prices of our ADSs on the NASDAQ Global Select Market ranged from US$35.96 to US$69.74 per ADS, and the closing price on April 24, 2015 was US$65.57 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:

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

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, some negative news and perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure including the use of variable interest entities or other matters of other China-based companies have negatively affected the attitudes of investors towards China-based companies, including us, in general in the past, regardless of whether we have engaged in any inappropriate activities, and any news or perceptions with a similar nature may continue to negatively affect us in the future.  In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, the first half of 2012 and the second half of 2013. These broad market and industry fluctuations may continue to adversely affect the price of our ADSs, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted share-based awards.

If we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances at or on favorable terms or at terms similar to those we currently have, our business and profit margins may suffer.

If we are unable to maintain satisfactory relationships with our existing hotel suppliers, or if our hotel suppliers establish similar or more favorable relationships with our competitors, or if our hotel suppliers increase their competition with us through their direct sales, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers, or because of reduced demand for our services. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on favorable terms or terms similar to those we currently have agreed. The hotel suppliers may reduce the commission rates on bookings made through us. Furthermore, in order to maintain and grow our business and to effectively compete with many of our competitors in all potential markets, we will need to establish new arrangements with hotels and accommodations of all ratings and categories in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and adversely affect our operating results and financial condition, which consequently will impact the price of our ADSs.

We derive revenues and other significant benefits from our arrangements with major domestic airlines in China and international airlines. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, they also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. In the past, airlines have from time to time reduced the commission rates on tickets booked and sold through us, which negatively affected our revenues from transportation ticketing in the relevant periods. We cannot assure you that any of these airlines will continue to have supplier relationships with us or pay us commissions at the same or similar rates as what they paid us in the past. The loss of these supplier relationships or adverse changes in major business terms with our travel suppliers would materially impair our operating results and financial condition as we would lose an increasingly significant source of our revenues.

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

We believe that maintaining and enhancing the Ctrip brand depends in part on our ability to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry. The successful promotion of our brand will depend largely on our ability to maintain a sizeable and active customer base, maintain relationships with our business partners, provide high-quality customer service, properly address customer needs and handle customer complaints and organize effective marketing and advertising programs. If our customer base significantly declines or grows more slowly than our key competitors, the quality of our customer services substantially deteriorates, or our business partners cease to do business with us, we may not be able to cost-effectively maintain and promote our brand, and our business may be harmed.

If we do not compete successfully against new and existing competitors, we may lose our market share, and our business may be materially and adversely affected.

We compete primarily with other consolidators of hotel accommodations and flight reservation services based in China, such as eLong, Inc. We also compete with traditional travel agencies and new Internet travel search websites, such as Qunar.com. In the future, we may also face competition from new players in the hotel consolidation market in China and abroad that may enter China.

We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. In addition, international travelers have become an increasingly important customer base. Competitors that have formed stronger strategic alliances with overseas travel consolidators may have more effective channels to address overseas travel needs of customers in China. Furthermore, we do not have exclusive arrangements with our travel suppliers. The combination of these factors means that potential entrants to our industry face relatively low entry barriers.

In the past, certain competitors launched aggressive advertising campaigns, special promotions and engaged in other marketing activities to promote their brands, acquire new customers or to increase their market shares. In response to such competitive pressure, we started to take and may continue to take similar measures and as a result will incur significant expenses, which in turn could negatively affect our operating margins in the quarters or years when such promotional activities are carried out. For example, we launched a promotion program in recent years to offer certain selected transportation tickets, hotel rooms and package tours as well as grant of e-coupons to our customers in response to promotion campaigns that our competitors have launched. Primarily as a result of the enhanced marketing efforts and additional investment in product developments in response to the intensified market competition, our operational margin was negatively affected. In addition, some of our existing and potential competitors may have competitive advantages, such as significantly larger active user base on mobile or other online platforms, greater financial, marketing and strategic relationships and alliances or other resources or name recognition, and may be able to imitate and adopt our business model. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business, results of operations and profit margins may be materially and adversely affected.

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

We have invested through open market purchases and in a private placement transaction a total of US$92 million in an approximately 15.1% stake in Homeinns Hotel Group (formerly Home Inns & Hotels Management Inc.), or Homeinns, a leading economy hotel chain in China. The purchase prices were determined based on the trading prices of Homeinns’ ADSs on the NASDAQ Global Market at the time of each open market purchase or the average closing prices of Homeinns’ ADSs as stipulated in the relevant purchase agreement. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in China Lodging Group, Limited, or Hanting, a leading economy hotel chain in China, through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering were equal to Hanting’s initial public offering price. In 2013 and 2014, we invested a total of US$117 million in approximately 18.5% stake in eHi Auto Services Limited, or eHi, one of the largest car rental companies in China, through private placement transactions prior to and concurrently with eHi’s initial public offering. In 2014, we invested a total of US$30 million in approximately 4.6% stake in Tuniu Corporation, or Tuniu, a well-known service provider in the leisure package tour market, through a private placement transaction concurrently with Tuniu’s initial public offering and private acquisitions afterwards. If the ADS prices of Homeinns, Hanting, eHi, Tuniu or other future public company targets declines and becomes lower than our share purchase price, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods. In addition, if any of these acquired entities incur a net loss in the future, we would share their net loss proportionate to our equity interest in them.

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

In addition, our future success will depend on our ability to adapt our products and services to the changes in technologies and Internet user behavior. For example, the number of people accessing the internet through mobile devices, including smart devices, mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 3G, 4G and more advanced mobile communications technologies are broadly implemented. As we make our services available across a variety of mobile operating systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android, iOS and Windows.  Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as China, it will result in an increase in our costs and expenses. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. If we fail to develop products and technologies that are compatible with all mobile devices and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and operating systems, we may not be able to penetrate the mobile Internet market. In addition, the widespread adoption of new internet technologies or other technological changes could require significant expenditures to modify or integrate our products or services. If we fail to keep up with these changes to remain competitive, our future success may be adversely affected.

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

We rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party transportation ticketing agencies to issue transportation tickets and travel insurance products, confirmations and deliveries in some cities in Greater China. We also rely on third party local operators to deliver on-site services to our packaged-tour customers. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance, such as server errors or interruptions, could impair the timing and quality of our own service. If our service providers fail to provide high quality services in a timely manner to our customers or violate any applicable rules and regulations, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangement with any of these third parties is terminated, we may not find an alternative source of support on a timely basis or on favorable terms to us.

If our hotel suppliers or customers provide us with untrue information regarding our customers’ stay, we may not be able to recognize and collect revenues to which we are entitled.

A substantial portion of our revenues are represented by commissions paid by hotels for room nights booked through us. Generally, we do not receive payment from our customers on behalf of our hotel suppliers, as our customers pay hotels directly. To confirm whether a customer adheres to the booked itinerary, we routinely make inquiries with the hotel and, occasionally, with the customer. We rely on the hotel and the customer to provide us truthful information regarding the customer’s check-in and check-out dates, which forms the basis for calculating the commission we are entitled to receive from the hotel. If our hotel suppliers or customers provide us with untrue information with respect to our customers’ length of stay at the hotels, we would not be able to collect revenues to which we are entitled. In addition, using such untrue information may lead to inaccurate business projections and plans, which may adversely affect our business planning and strategy.

We may suffer losses if we are unable to predict the amount of inventory we will need to purchase during the peak holiday seasons.

During the peak holiday seasons in China, we establish limited merchant business relationships with selected travel service suppliers, particularly for our packaged-tour products, in order to secure adequate supplies for our customers. In the merchant business relationship, we buy hotel rooms and/or transportation tickets before selling them to our customers and thereby incur inventory risk. If we are unable to correctly predict demand for hotel rooms and transportation tickets that we are committed to purchase, we would be responsible for covering the cost of the hotel rooms and transportation tickets we are unable to sell, and our financial condition and results of operations would be adversely affected.

The recurrence of SARS or other similar outbreaks of contagious diseases as well as natural disasters may materially and adversely affect our business and operating results.

In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan Province, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of the sharp decrease in travel in the relevant earthquake-affected areas in Sichuan Province. In 2009, an outbreak of H1N1 influenza (swine flu) occurred in Mexico and the United States and human cases of the swine flu were discovered in China and Hong Kong. In March 2011, a powerful earthquake hit Japan, and the subsequent tsunami and nuclear accidents had far-reaching impact on the surrounding economies. Starting from March 2013, H7N9 bird flu, a new strain of animal influenza, has been spreading in China and has infected more than a hundred people. In October 2013, large scale political protests began in Thailand that lasted several months and caused disruption to tourism and travel. In November 2013, one of the largest typhoons ever recorded hit the Philippines, causing widespread devastation. In March 2014, the World Health Organization, or the WHO, reported a major ebola outbreak in Guinea, a western African nation. The disease then rapidly spread to the neighboring countries of Liberia and Sierra Leone. As of 3 February 2015, 22,560 suspected cases and 9,019 deaths had been reported; however, the WHO has said that these numbers may be underestimated.

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

In December 2008, our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information were each designated by relevant local authorities as a “high and new technology enterprise” under the EIT Law with an effective period of three years. Therefore, these entities were entitled to enjoy a preferential tax rate of 15%, as long as they maintained their qualifications for “high and new technology enterprises” that are subject to renewals every three years with the current effective period expiring by the end of 2017. We cannot assure you that our subsidiaries will continue to qualify as high and new technology enterprises when they are subject to reevaluation in the future. In 2002, the PRC State Administration of Taxation, or the SAT, started to implement preferential tax policy in China’s western region, and companies located in applicable jurisdictions covered by the Catalogue of Encouraged Industries in the Western Region (initially effective through the end of 2010 and further extended to 2020) are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. Benefiting from this policy, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for their annual tax filing subject to periodic renewals over the years since 2012. The two entities re-applied for this qualification after the effective period expired in 2014 and their applications were approved by the relevant government authority. In 2013, Chengdu Information Technology Co., Ltd., or Chengdu Information, obtained approval from local tax authorities to apply the 15% tax rate for its 2012 tax filing and for the years from 2013 to 2016. In the event that the preferential tax treatment for these entities is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.

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

We may be subject to legal or administrative proceedings regarding information provided on our online portals or other aspects of our business operations, which may be time-consuming to defend.

Our online portals contain information about hotels, flights, popular vacation destinations and other travel-related topics. It is possible that if any information accessible on our online portals contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to labor and employment claims, breach of contract claims, anti-competition claims and other matters. Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome and merit of such proceedings, however, any legal action can have an adverse impact on us because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in the PRC or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation.

We could be liable for breaches of Internet security or fraudulent transactions by users of our websites.

The Internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. See “Item 4. Information on the Company — B. Business Overview—PRC Government Regulations—Internet Privacy.” We conduct a significant portion of our transactions through Internet (including our websites and mobile platform). In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, credit card information, personal information and billing addresses) over public networks and ensuring the confidentiality, integrity, availability and authenticity of the information of our users, customers, hotel suppliers and airline partners is essential to maintain their confidence in our online products and services. Our current security measures may not be adequate and may contain deficiencies that we fail to identify, and advances in technology, increased levels of expertise of hackers, new discoveries in the field of cryptography or others could increase our vulnerability. For example, a third-party website with focus on Internet security information exchange released a news in March 2014 that as a result of a temporary testing function performed by us, certain data files containing customers’ credit card information had been stored on local servers maintained by us, which may lead to potential exposure of these customers’ information to hackers. We removed the cause of the potential security concern within two hours and then examined all other possible leaks and found that 93 customers’ credit card information might have been downloaded by the above-mentioned website for the purpose of confirming potential risks. Although to our knowledge, no customer has suffered financial loss or other damage due to the incident as of the date of this report, our business, results of operations, user experience and reputation may be materially and adversely affected if similar incidents related to Internet security recur in the future. In August 2011, China’s Supreme People’s Court and Supreme People’s Procuratorate issued judicial interpretations regarding hacking and other Internet crimes. However, its effect on curbing hacking and other illegal online activities still remains to be seen.

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

We hire celebrities to be our brand ambassadors to market our brands and products and this marketing initiative may not be effective.

From time to time, we hire celebrities to be our brand ambassadors to market our “Ctrip” brand or our products and services that are important to our business. However, we cannot give assurance that the endorsement from our brand ambassadors or related advertisements will remain effective, that the brand ambassador will remain popular or his or her images will remain positive and compatible with the messages that our brand and products aim to convey. Furthermore, we cannot ensure that we can successfully find suitable celebrities to replace any of our existing brand ambassador if any of his popularities declines or if the existing brand ambassador is no longer able or suitable to continue the engagement, and termination of such engagements may have a significant impact on our brand images and the promotion or sales of our products. If any of these situations occurs, our business, financial condition and results of operations could be materially and adversely affected.

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

Since 2006, we have accounted for share-based compensation in accordance with ASC 718”Compensation—Stock Compensation,” or ASC 718, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. We have granted share-based compensation awards, including share options and restricted share units, to employees, officers and directors to incentivize performance and align their interests with ours. We have adopted four share incentive plans, namely, the 2007 Share Incentive Plan, or the 2007 Plan, the 2005 Employee’s Stock Option Plan, or the 2005 Plan, the 2003 Employee’s Option Plan, or the 2003 Plan, and the 2000 Employee’s Stock Option Plan, or the 2000 Plan. As a result of these grants and potential future grants under these plans, we had incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based awards.

Our board of directors has the discretion to change terms of any previously issued share options and any such change may significantly increase the amount of our share-based compensation expenses for the period that the change takes effect as well as those for any future periods. In February 2009, our board of directors approved to reduce the exercise price of all outstanding unvested options that were granted by us in 2007 and 2008 under our 2007 Plan to the then fair market value of our ordinary shares underlying such options and, in December 2009, our board of directors approved to extend the expiration dates of all stock options granted in 2005 and 2006 to eight years after the respective original grant dates of these options. As a result of such changes, our share-based compensation expense of 2009 reduced our diluted earnings per ADS by approximately US$0.14. In February 2010, our compensation committee approved to extend the expiration dates of all stock options granted in and after 2007 to eight years after the respective original grant dates of these options. As a result of such changes and extensions, our share-based compensation expense of 2010 reduced our diluted earnings per ADS by approximately US$0.06. In addition, with such changes and extensions, the application of ASC 718 will continue to have a significant impact on our net income. In addition, future changes to various assumptions used to determine the fair value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.

Failure to maintain effective internal control over financial reporting could result in errors in our published financial statements, which in turn could have a material adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The U.S. Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2014. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2014.  If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

As the PRC government restricts foreign ownership of value-added telecommunications, air-ticketing, travel agency and advertising businesses in China, we depend on our affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non-accommodation reservation business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that the contractual arrangements as described in this annual report are valid, binding and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing, packaged-tour or advertising business in an acceptable manner or pay us for our consulting or other services. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.  The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China as well as the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens.  In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories: (i) holding 50% of or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list” to be separately issued by the State Counsel Council in the future, market entry clearance by the MOC or its local counterparts would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Risk Factors—PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.” and “Major Shareholders and Related Party Transactions—Related Party Transactions—Arrangements with Consolidated Affiliated Chinese Entities.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

It is likely that we would not be considered as ultimately controlled by PRC nationals, as our shareholder base is relatively diverse and, to our knowledge, ultimate beneficial owners of our shares who are PRC nationals may not, in the aggregate, control more than 50% of our total voting power as of March 31, 2015. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it solicited comments from the public on this point by illustrating several possible options. Under these varied options, a company that has a VIE structure and conducts the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate share control structure of the company, may either permit the company to continue maintain the VIE structure (if the company is deemed ultimately controlled by PRC nationals), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the air-ticketing, travel agency, advertising and value-added telecommunications industries, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

Pursuant to the EIT Law and a circular issued by the PRC Ministry of Finance and the SAT, in February 2008, the dividends declared out of the profits earned after January 1, 2008 by an FIE to its immediate holding company outside China are subject to a 10% withholding tax unless such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement, and certain supplementary requirements and procedures stipulated by SAT for such tax treaty are met and observed. Our subsidiaries in China are considered FIEs and are directly held by our subsidiary in Hong Kong. According to the currently effective tax treaty between China and Hong Kong, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. In February 2009, the SAT issued a new notice, Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the SAT issued another notice on this matter, Notice No. 601, to provide guidance on the criteria for determining whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice No. 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate will apply to such dividends.

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

Moreover, under the EIT Law, foreign ADS holders that are not PRC resident enterprises may be subject to a 10% withholding tax upon dividends payable by a Chinese entity that is considered as a PRC resident enterprise and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is considered as income derived from within China. Any such tax would reduce the returns on your investment in our ADSs.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or an Indirect Transfer, the non-resident enterprise, as the seller, may be subject to PRC enterprise income tax of up to 10% of the gains derived from the Indirect Transfer in certain circumstances.

On February 3, 2015, the SAT issued Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-RPC Resident Enterprises, or SAT Notice No. 7, to supersede the existing tax rules in relation to the tax treatment of the Indirect Transfer, while the other provisions of SAT Circular 698 irrelevant to the Indirect Transfer remain in force. SAT Notice No. 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. It extends the SAT’s tax jurisdiction to capture not only the Indirect Transfer as set forth under SAT Circular 698 but also transactions involving indirect transfer of (i) real properties in China and (ii) assets of an “establishment or place” situated in China, by a non-PRC resident enterprise through a disposition of equity interests in an overseas holding company. SAT Notice No. 7 also extends the interpretation with respect to the disposition of equity interests in an overseas holding company. In addition, SAT Notice No. 7 further clarifies how to assess reasonable commercial purposes and introduces safe harbors applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee as they are required to make self-assessment on whether an Indirect Transfer or similar transaction should be subject to PRC tax and whether they should file or withhold any tax payment accordingly.

There is uncertainty as to the application of SAT Circular 698 and SAT Notice No. 7. In the event that non-PRC resident investors were involved in our private equity financing transactions and such transactions were determined by the competent tax authorities as lack of reasonable commercial purposes, we and our non-PRC resident investors may become at risk of being taxed under SAT Circular 698 and SAT Notice No. 7 and may be required to expend costly resources to comply with SAT Circular 698 and SAT Notice No. 7, or to establish a case to be tax exempt under SAT Circular 698 and SAT Notice No. 7, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The PRC tax authorities have discretion under SAT Circular 698 and SAT Notice No. 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the transferred equity interests and the investment cost. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered as a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 698 and SAT Notice No. 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

The majority of our business operations are conducted in mainland China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past decades, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.  The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, future measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

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

SAFE issued a public notice, or SAFE Circular 75, in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity interests in any onshore enterprise located in China, referred to in the notice as a “special purpose company.” On July 4, 2014, SAFE issued the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Outbound Investment and Financing and Inbound Investment via Special Purpose Vehicles, or SAFE Circular 37, which has superseded SAFE Circular 75. Under SAFE Circular 75, SAFE Circular 37 and other relevant foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is also required to file or update the registration with the local branch of SAFE, with respect to that offshore company for any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or the creation of any security interest. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified holders of ordinary shares of our company who we know are PRC residents to register with the local SAFE branch as required under the applicable foreign exchange regulations. The failure or inability of our shareholders resident in China to comply with the registration procedures set forth therein may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to our company or otherwise adversely affect our business.

On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company (which is replacing the old circular, “Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company”, of 2007), or the new Share Incentive Rule. Under the new Share Incentive Rule, PRC resident individuals who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through PRC subsidiary to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The new Share Incentive Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants. We and our PRC employees who have been granted stock options are subject to the Share Incentive Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our wholly owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned enterprises. In addition, we depend on several affiliated Chinese entities in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If we and our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including restructuring. See “Risks Related to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.” and “Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

In September 2012, we completed an offering of US$180 million in aggregate principal amount of convertible senior notes due 2017. In October 2013, we completed another offering of US$800 million in aggregate principal amount of convertible senior notes due 2018. In August 2014, we issued US$500 million in aggregate principal amount of convertible notes due 2019 to Priceline Group Treasury Company B.V., an indirect wholly owned subsidiary of The Priceline Group Inc. As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals and there are restrictions for us to make loans to our affiliated Chinese entities. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and our affiliated Chinese entities, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. In addition, to strengthen Circular 142, on November 9, 2011 the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities or any future offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We have attempted to comply with the PRC government regulations regarding licensing requirements by entering into a series of agreements with our affiliated Chinese entities. If the PRC laws and regulations change, our business in China may be adversely affected.

To comply with the PRC government regulations regarding licensing requirements, we have entered into a series of agreements with our affiliated Chinese entities to exert our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that our contractual arrangements with our affiliated Chinese entities, as described in this annual report, are valid under current PRC law and regulations, as there is substantial uncertainty regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree with our counsels’ position or that we will not be required to restructure our organizational structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs. See “Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operations under the administrative control and regulatory supervision of China’s Ministry of Industry and Information Technology (formerly known as the Ministry of Information Industry), or the MIIT. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These international gateways are the only channels through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure, primarily China Telecom and China Unicom, to provide data communications capacity. Although the government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the mobile internet and thus cause the growth of mobile internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base and maintain our user experience.

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

Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against the Big Four accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision, or Initial Decision, was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months.  The accounting firms filed a Petition for Review of the Initial Decision to the SEC.  On February 6, 2015, the Big Four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our common stock from NASDAQ or the termination of the registration of our common stock under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

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

In September 2012, we completed an offering of US$180 million in aggregate principal amount of convertible senior notes due 2017. In October 2013, we completed another offering of US$800 million in aggregate principal amount of convertible senior notes due 2018. In August 2014, we issued US$500 million in aggregate principal amount of convertible notes due 2019 to Priceline Group Treasury Company B.V., an indirect wholly owned subsidiary of The Priceline Group Inc. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (1) any person or group gaining control of our company; (2) our company merging with or into another company or disposing of substantially all of its assets; (3) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (4) the adoption of any plan relating to the dissolution or liquidation of our company; or (5) our ADSs ceasing to be listed on a major U.S. national securities exchange. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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

In November 2007, we adopted a shareholder rights plan, which was subsequently amended. See also “ Item 10. Additional Information — Memorandum and Articles of Association — Shareholder Rights Plan”. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in our outstanding capital stock. The existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our ADSs.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences for U.S. Holders.

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2014 and, although no assurances can be made in this regard, we do not expect to be one for our taxable year ending December 31, 2015 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2014 or for any future taxable year.

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

ITEM 4.                        INFORMATION ON THE COMPANY

A.            History and Development of the Company

We commenced our business in June 1999. In March 2000, we established a new holding company, Ctrip.com International, Ltd., in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. Since our inception, we have conducted the majority of our operations in China and expanded our operations overseas in 2009. As of December 31, 2014, we mainly operated our business through the following significant subsidiaries:

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

•                  Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (formerly Shanghai Huacheng Southwest Travel Agency Co., Ltd.), or Shanghai Huacheng, which holds domestic travel agency and air transport sales agency licenses;

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

We formed Homeinns Hotel (Hong Kong) Limited, or Homeinns Hong Kong, in 2001 to expand our business to include the hotel management service. We spun off all of our interest in Homeinns Hong Kong in August 2003. Homeinns Hong Kong became a wholly owned subsidiary of Homeinns in June 2006. Homeinns undertook an initial public offering and its ADSs were listed on the NASDAQ Global Market in October 2006. During the period from September 12, 2008 to March 31, 2009, we purchased ADSs of Homeinns on the open market representing approximately 10% of the then total outstanding ordinary shares of Homeinns. In May 2009, we entered into a purchase agreement with Homeinns to acquire additional equity interest in Homeinns through a private placement of its ordinary shares for $50 million in cash. In connection with this private placement, we have also obtained certain demand, piggyback and Form F-3 registration rights from Homeinns. Our aggregate equity interest in Homeinns was approximately 15.1% of the total outstanding ordinary shares of Homeinns as of December 31, 2014.

In March 2006, we formed a wholly owned subsidiary, C-Travel International Limited, an exempted company with limited liability incorporated in the Cayman Islands, in connection with our investment in a minority stake in ezTravel Co., Ltd., or ezTravel, an online travel service provider in Taiwan that offers packaged tours as well as hotel and airline ticket reservation services. In 2009, we consolidated ezTravel’s operating results because we had a controlling financial interest of ezTravel. The financial results of ezTravel are not significant to our company in the year ended December 31, 2014.

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

In May 2010, pursuant to a sale and purchase agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip.com International, Ltd., we acquired 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), for a total consideration of approximately US$88 million in cash, and began to consolidate its financial results since then. In February 2012, we entered into a sale and purchase agreement to purchase the remaining 10% of the issued share capital of HKWOT (BVI) Limited for a total consideration of US$9.4 million. The financial results of Wing On Travel were not significant to our company in the year ended December 31, 2014.

From time to time, we selectively acquired or invested in businesses that complement our existing business, and will continue to do so in the future. Other than the material acquisitions or investments disclosed above, under “Item 4. Information on the Company—B. Business Overview—Strategic Investment and Acquisitions” or elsewhere in this annual report on Form 20-F, no acquisitions or investments was material to our businesses or financial results at the time we made the acquisition or investment.

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

In August 2014, we have expanded an existing commercial agreement with The Priceline Group Inc., or Priceline Group, to strengthen our global partnership. In addition, we issued US$500 million in aggregate principal amount of convertible notes due 2019, or the Priceline Note, to Priceline Group Treasury Company B.V., an indirect wholly owned subsidiary of The Priceline Group Inc. and we granted Priceline Group a permission to acquire our shares in the open market over before August 2015, so that combined with shares issuable upon conversion of the convertible note, Priceline Group may hold up to 10% of our outstanding shares. Upon subscription of the convertible note, Priceline Group acquired the right to appoint an observer to our board of directors.

Our principal executive offices are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, and our telephone number is (86-21) 3406-4880. Our agent for service of process in the United States is CT Corporation System. Our principal website address is www.ctrip.com. The information on our websites should not be deemed to be part of this annual report.

B.            Business Overview

We are a leading travel service provider for hotel accommodations, transportation ticketing services, packaged tours and corporate travel management in China. We aggregate hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. We also help customers book tour packages and guided tours. In addition, our corporate travel management services help corporate clients effectively manage their travel requirements. Since commencing operations in 1999, we have experienced substantial growth and become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•                  choose and reserve hotel rooms in cities throughout China and abroad;

•                  book and purchase transportation tickets for domestic and international flights and/or trains; and

•                  choose and reserve packaged tours that include transportation and accommodations, as well as guided tours and other value-added services in some instances.

We target our services primarily at business and leisure travelers in China who do not travel in groups. These types of travelers, who are referred to in the travel industry as FITs (frequent independent travelers) and whom we refer to as independent travelers in this annual report, form a traditionally under-served yet fast-growing segment of the China travel market. We act as an agent in substantially all of our transactions and generally do not take inventory risks with respect to the hotel rooms and airline tickets booked through us. We derive our accommodation reservation, transportation ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, airline tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. As of December 31, 2014, we had secured room supply relationships with approximately 221,000 hotels in China and approximately 522,000 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. Through strategic cooperation arrangements with other leading online accommodation reservation service providers in recent years, we expanded our overseas hotel network by gaining access to more international hotels on these platforms through our accommodation reservation services. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers.

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

We also offer independent leisure travelers bundled packaged-tour products, including group tours, semi-group tours and private tours or packaged tours with different transportation arrangements, such as cruise, bus or self-driving. We provide integrated transportation and accommodation services and offer a variety of value-added services including transportation at destinations and tickets, insurance, visa services and tour guides. We offer customers one-stop services to meet their booking and traveling needs. We also provide high quality customer service, supplier management and customer relationship management services. Our packaged-tour products cover a variety of domestic and international destinations.

We offer our services to customers through an advanced transaction and service platform consisting of our centralized, 24-hour customer service centers, multi-lingual websites and mobile platform. In 2014, transactions effected through our customer service centers accounted for approximately 20% of our transaction volume, while our websites and mobile platform accounted for the balance.

Our revenues are primarily generated from the accommodation reservation, transportation ticketing, packaged-tour services and corporate travel. For information on revenues attributable to our different products, see “Item 5.A. Operating Results.”

Products and Services

We began offering accommodation reservation and transportation ticketing in October 1999. In 2014, we derived approximately 41% of our revenues from the accommodation reservation business and 38% of our revenues from the transportation ticketing business. In addition, we offer other products and services including packaged tours, mostly bundled by us, that cover hotel, ticketing and transportation as well as corporate travel management services.

Accommodation Reservations. We act as an agent in substantially all of our hotel-related transactions. Our customers receive confirmed bookings and generally pay the hotels directly upon completion of their stays. In general, we pay no penalty to the hotels if our customers do not check in. For some of our hotel suppliers, we earn pre-negotiated fixed commissions on hotel rooms we sell. For other hotels, we have commission arrangements that we refer to as the “ratchet system,” whereby our commission rate per room night is adjusted upward with the increase in the volume of room nights we sell for such hotel during such month.

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

As of December 31, 2014, we had contracted with approximately 221,000 hotels in China, of which a majority have guaranteed room allotments, allowing us to sell rooms to our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a significant part of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking.

Transportation Ticketing. Transportation Ticketing revenues mainly represent revenues from reservation of air tickets, railway-tickets and other related services. We sell air tickets as an agent for all major domestic Chinese airlines, such as Air China, China Eastern Airlines, China Southern Airlines and Hainan Airlines and many international airlines operating flights that originate from cities at home and abroad, such as Cathay Pacific, Singapore Airlines, American Airlines, Lufthansa, Emirates Airlines, Qantas Airways, Air France-KLM and Delta Air Lines. We also provide other related service to our customers, such as sales of aviation and train insurance, air-ticket delivery services, online check-in, and other value-added services, such as online seat selection and flight dynamics.

Our customers can book tickets through our mobile platform, internet websites and customer service centers and make payment electronically. The airline industry, including airline ticket pricing, is regulated by CAAC. Therefore, we have no discretion in offering discounts on the air tickets we sell.

Packaged Tour. We also offer independent leisure travelers bundled packaged-tour products, including group tours, semi-group tours and private tours or packaged tours with different transportation arrangements, such as cruise, bus and self-driving. We provide integrated transportation and accommodations services and offer a variety of value-added services including transportation at destinations and tickets, insurance, visa services and tour guides. We offer customers one-stop services to meet their booking and traveling needs. We also provide high quality customer service, supplier management and customer relationship management services. Our packaged-tour products cover a variety of domestic and international destinations.

Corporate Travel. We provide transportation ticket booking, accommodation reservation and packaged-tour services to our corporate clients to help them plan business travels in a cost-efficient way. In addition, we also provide our corporate clients with travel data collection and analysis, industry benchmark, cost saving analysis and travel management solutions. We have independently developed the Corporate Travel Management Systems, which is a comprehensive online platform integrating information maintenance, online booking, online authorization, online enquiry and travel report system.

Other Products and Services. Our other products and services include online advertising services, the sale of Property Management System, or PMS, and related maintenance service. Other products and services accounted for a small portion of our total revenues in 2014.

Seasonality

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. See “Item 5.A. Operating Results,” for a discussion of seasonality in the travel industry.

Transaction and Service Platform

Our customers can reach us for their travel-related needs through either our mobile platform, our multi-lingual websites or our customer service centers. In 2014, transactions executed through our websites and mobile platform combined further increased, accounting for more than 80% of our total transactions, compared with 60% in 2013. To improve the efficiency of our service platform and expand our business opportunities, we have made some technology improvements, such as enhanced international flight search capability, expanded payment methods and virtual desktop technology, which is deployed and in operation for our customer service centers.

Mobile Platform. Our mobile booking software provides one-stop travel platform to our customers who search for hotels, flight, travel, train, car rental and ticket products, and completes bookings within minutes. Mobile applications enable our customers to make bookings more efficiently and have fueled our business growth in new direction. Our customers can also search for travel-related editorial content about destinations and travel tips through the mobile platform. Moreover, travelers can share their travel experience and micro-blogs with others through Ctrip community. We first introduced mobile applications in 2010. Since then we have upgraded mobile applications, added new functions into it on a regular basis and engaged celebrities to promote our brands and mobile platform. Cumulative downloads for Ctrip mobile app exceeded 600 million by December 31, 2014 with a significant portion of our hotel and air transaction executed on it on a daily basis.

In 2013, we developed a corporate travel mobile app, which is the first of its kind in China and provides efficiency to corporate travelers. The app has extensive booking capabilities that match the personal preference of the traveler with their companies’ travel policies. It also features “smart itinerary” and “travel update” functions to ensure users are informed immediately of any changes to their journey. Users of this app enjoy also has 24-hours-a-day, seven-days-a-week call center support.

Internet Websites. Through our Internet websites, we continue improving shopping experience in hotel accommodations, flight tickets, vacation packages, train tickets, and other travel products to our customers.

We have been constantly upgrading our open platform, so that our suppliers and partners are connected to Ctrip more efficiently. We have opened up our system to international partners, search engines, e-commerce websites and affiliated websites to expand business opportunities. We have made great efforts to enhance our price competitiveness by improving the efficiency of our IT system and by working closely with airlines and partners through the open platform.

We have a main Chinese-language website located at www.ctrip.com. In addition, we have global websites like an English-language website located at english.ctrip.com, a Japanese-language website located at jp.ctrip.com, a Korean-language website located at ctrip.co.kr, a French-language website located at fr.ctrip.com, a German-language website located at de.ctrip.com, a Spanish-language website located at es.ctrip.com, a Russian-language website located at ru.ctrip.com, and a Vietnamese-language website located at vn.ctrip.com.

We consolidate and organize travel-related information for our consumers, including user behavior data, hotel reviews, travel blogs and community forums. Destination guides and community users actively search for travel information on our websites. Our customers refer to editorial content for destination research and travel tips.

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

Mobile Marketing. We have cooperated with some mobile app marketing agencies and telecommunications operators to increase the number of our app downloads and promote more activations and transactions.

Online Marketing. We have contracted many of the leading Internet search engines in China to prominently feature our websites and have cooperated with online companies to promote our services, as well as conducting public relations activities. We have purchased related keywords or directory links to direct potential customers to our websites.

Advertising. We advertise on television, video websites, LCD display screens, radio stations and subways and also conduct public relations activities in the major cities in China where we have a sales team. In 2013, we launched a multi-media campaign featuring a celebrity. Based on our experience, these are effective advertising methods for increasing brand awareness and attracting new customers.

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

Our systems servers are housed in various locations, mainly in Shanghai and Nantong and these system services are inter-linked among themselves. The performance of our systems servers are monitored and supported 24-hours-a-day, seven-days-a-week. The web hosting facilities have their own back-up systems and conduct daily backup functions for off-site storage.

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

Competition

In the hotel consolidation market, we compete primarily with local and foreign invested consolidators of hotel accommodations. We also compete with new online travel search and service provider platforms; as well as traditional travel agencies. We believe that the hotel room booking volume from FITs of our main competitors is significantly lower than ours. However, as the travel business in China continues to grow, we may face competition from new players in the hotel consolidation market in China and foreign travel consolidators that may enter the China market.

In the transportation ticketing market, we compete primarily with other consolidators of air tickets with a multi-province airline ticket sales and fulfillment infrastructure in China. We also compete with new online travel search and service provider platforms. In the markets where we face local competition, our competitors generally conduct ticketing transactions in person, and not over the Internet or through customer service centers. Many local air-ticketing agencies are primarily involved in the wholesale business and do not directly serve individual travelers, who are our targeted customers. However, as the airline ticket distribution business continues to grow in China, we believe that more companies involved in the travel services industry may develop their services that compete with our transportation ticketing business.

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

Strategic Investments and Acquisitions

To maintain and strengthen our leading market position in China and to become a major travel service provider in the Greater China market, we constantly evaluate opportunities for strategic investments in, and acquisitions of, complementary businesses, assets and technologies and have made such investments and acquisitions from time to time. We have made the following material strategic investments and acquisitions over the past two years:

In December 2013 and August 2014, we entered into share purchase agreements to acquire minority stake of Easy Go Inc., or Easy Go, a leading online and mobile business car booking platform in China, by subscribing its Series B and Series C convertible preferred shares with a total consideration of US$53 million.

In December 2013 and April 2014, respectively, we subscribed Series E and Series E Plus convertible preferred shares of eHi Auto Services Limited, or eHi, one of the largest car rental companies in China, with a total consideration of approximately US$107 million. Immediately prior to completion of eHi’s initial public offering, these preferred shares were automatically converted into Class B common shares of eHi. In November 2014, we purchased, through a private placement transaction that was closed concurrently with the initial public offering, US$10 million worth of Class A common shares of eHi at its initial public offering price. We held an aggregate equity interest of approximately 18.5% of eHi’s total outstanding shares as of December 31, 2014.

In May 2014, we purchased, through a private placement transaction that was closed concurrently with the initial public offering, US$15 million worth of class A ordinary shares of Tuniu, at its initial public offering price. In December 2014, we purchased, in a separate transaction, an additional 3,731,034 newly issued Class A ordinary shares of Tuniu at an aggregate consideration of approximately US$15 million. We held an aggregate equity interest of approximately 4.6% of Tuniu’s total outstanding shares as of December 31, 2014.

On December 3, 2013, we acquired approximately 4% equity shares in Keystone Lodging Holdings Limited, or Keystone, which in 2013, merged with 7 Days Group Holdings Limited, or 7 Days, a leading economy hotel chain based in China. The total consideration paid was RMB155 million (US$25.5 million).

In April 2014, we acquired a minority stake in Tongcheng Network Technology Share Co., Ltd., or LY.com, a leading local attraction ticket service provider, for an aggregate cash consideration of RMB1.4 billion (US$228 million).

In September 2014, we acquired certain premises with an aggregate sellable gross floor area of 100,167 square meters and certain auxiliary facilities in Sky SOHO from SOHO (Shanghai) Investment Co., Ltd. for a total consideration of approximately RMB3 billion (US$490 million).

In November 2014, we formed a strategic partnership with Royal Caribbean, through a joint venture, which is designed to serve the Chinese cruise market and operate one cruise ship, and Royal Caribbean and we each own 35% of the equity stake of the joint venture.

In January 2015, we completed an investment transaction acquiring a majority stake in Travelfusion Limited, a UK-based leading online Low Cost Carrier travel content aggregator and innovator of Direct Connect global distribution solutions.

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

Online Advertising. The principal regulations governing foreign ownership of advertising agencies in China are the Foreign Investment Industrial Guidance Catalogue as amended in 2015, which will come into effect on April 10, 2015, and the Administrative Regulations Concerning Foreign Invested Advertising Enterprises (2008 Revision). Under these regulations, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, for those advertising agencies that provide online advertising service, foreign ownership restrictions on the value-added telecommunications business are still applicable.

Value-added Telecommunications Business License. The principal regulations governing foreign ownership of the value-added telecommunications service provision business in China include:

•                  Administrative Rules for Foreign Investments in Telecommunications Enterprises (2008 Revision); and

•                  Foreign Investment Industrial Guidance Catalogue (2015).

Under these regulations, a foreign entity is prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services.

In July 2006, the MIIT, issued the Circular on Intensifying the Administration of Foreign Investment in Value-added Telecommunication Business which states that a domestic company that holds an value-added telecommunications business license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names used in the value-added telecommunications business shall be owned by the local value-added telecommunications license holder. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the above circular will have on us or other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

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

Under the current PRC regulations, loans, either from us or from third-party sources outside of China, incurred by our subsidiaries in China to finance their activities cannot exceed statutory limits, which equal the difference between the respective approved total investment amount and the registered capital of such PRC subsidiaries, and must be registered with the SAFE or its local branches. In the past, our subsidiaries have mainly funded their operations and cash needs from our initial capital injections and cash generated from such subsidiaries’ operations. Other than these discussed above, none of the Company’s PRC subsidiaries had any outstanding loans as of December 31, 2014. Based on the capital needs and cash generated from operations of our PRC subsidiaries, we do not believe that our PRC subsidiaries would need to incur substantial debts to fund their respective operations in China in the near future, and even if they need to incur debts, they could manage to obtain short-term loans from PRC banks and financial institutions, which are not subject to the statutory limits referenced above. We currently do not believe, based on the above, that the statutory debt limits on our subsidiaries in China are material to our operations in China, and we do not believe it to be reasonably likely that our PRC subsidiaries would need to incur debts exceeding their respective statutory debt limit.

SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. In addition, to strengthen Circular 142, on November 9, 2011 the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

Regulation of Income Taxes and Financial Subsidies. See “Item 5. Operating and Financial Review and Prospects—Income Taxes and Financial Subsidies.”

C.            Organizational Structure

The following table sets out the details of our significant subsidiaries as of December 31, 2014:

Name	Country of Incorporation	Ownership Interest
C-Travel International Limited	Cayman Islands	100%
Ctrip.com (Hong Kong) Limited	Hong Kong	100%
Ctrip Computer Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Information Technology (Nantong) Co., Ltd.	China	100%
HKWOT (BVI) Limited	BVI	100%
ezTravel Co., Ltd.	Taiwan	97%
China Software Hotel Information System Co., Ltd.	China	62%

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our affiliated Chinese entities. We conduct a majority of our business through our wholly owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency, online advertising and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities. Our significant consolidated affiliated Chinese entities included Ctrip Commerce, Shanghai Huacheng, Shanghai Ctrip, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip, Ctrip Insurance, Chengdu Ctrip and Chengdu Ctrip International as of December 31, 2014. In early 2013, we amended and restated the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. We plan to enter into the same series of agreements with all of our future affiliated Chinese entities.

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

D.            Property, Plants and Equipment

Our first customer service center and principal sales, marketing and development facilities and administrative offices are located on owned premises comprising approximately 39,000 square meters in an economic development park in Shanghai, China. Our second customer service center is located in our owned premises in Nantong, China, comprising approximately 80,000 square meters. We have offices in Hong Kong, Beijing, Guangzhou, Shenzhen, Chengdu, Qingdao, Shenyang, Xiamen, Hangzhou, Wuhan, Nanjing, Sanya, Chongqing, Lijiang, Xi’an, Tianjin, Japan, Korea and Thailand. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.

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

To support future business expansion, we acquired the land use right to a piece of land measuring approximately 9,000 square meters in Chengdu, Sichuan province in November 2011 for approximately RMB10 million, and built our regional head office on this land. The construction commenced in 2011 and was completed in the early 2014. The total investment including the land use right was approximately RMB270 million (US$45 million). In 2012, we completed the purchase of a part of an office building in Shanghai for approximately RMB392 million (US$63 million) and an office building of approximately 8,857 square meters in Beijing for approximately RMB160 million (US$26 million). In 2013, we entered into an agreement to purchase an office building in Shanghai for approximately RMB590 million (US$97 million) including related taxes, of which RMB264 million (US$44 million) have been paid. The purchase was completed in 2014.  In September 2014, we acquired certain premises with an aggregate sellable gross floor area of 100,167 square meters and certain auxiliary facilities in Sky SOHO from SOHO (Shanghai) Investment Co., Ltd. for a total consideration of approximately RMB3 billion (US$490 million). All of the abovementioned amounts were fully paid from our operating cash flow.

ITEM 4A                  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This annual report contains forward-looking statements. See “G. Safe Harbor” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.            Operating Results

We are a leading consolidator of hotel accommodations and airline tickets in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also offer packaged-tour products and other products and services.

In 2014, we derived 41%, 38%, 14%, 5% and 2% of our total revenues from our accommodation reservation, transportation ticketing, packaged tour, corporate travel and other products and services, respectively.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Growth in the Overall Economy and Demand for Travel Services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China and the rest of the world. According to the statistical report published on the website of National Bureau of Statistics of China on February 26, 2015, the gross domestic product, or GDP, of China grew from RMB39.8 trillion (US$6.0 trillion) in 2010 to RMB63.6 trillion (US$10.3 trillion) in 2014, representing a compound annual growth rate of 12.5%. GDP per capita in the same period rose from RMB29,678 (US$4,497) to RMB46,531 (US$7,499), representing a 11.9% compound annual growth rate. This growth led to a significant increase in the demand for travel services.

According to the statistical report published on the website of National Bureau of Statistics of China on February 26, 2015, domestic tourism spending grew from RMB1,258.0 billion (US$190.6 billion) in 2010 to RMB3,031.2 billion (US$488.5 billion) in 2014, representing a compound annual growth of 24.6%. We anticipate that demand for travel services in China will continue to increase in the foreseeable future as the economy in China continues to grow. However, any adverse changes in economic conditions of China and the rest of the world, such as the current global financial crisis and economic downturn, could have a material adverse effect on the travel industry in China, which in turn would harm our business.

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

Disruptions in the Travel Industry. Individual travelers tend to modify their travel plans based on the occurrence of events such as:

•                  the outbreak of ebola virus, HIN1 influenza, avian flu, SARS or any other serious contagious diseases;

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

•                  any travel restrictions or security procedures implemented in connection with major events in China; and

•                  general economic downturns.

See also “Item 3. Key Information — D. Risk Factors — The recurrence of SARS or other similar outbreaks of contagious diseases as well as natural disasters may materially and adversely affect our business and operating results.”

Any future outbreak of contagious diseases or similar adverse public health developments, extreme unexpected bad weather or severe natural disasters would affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Public policy regarding, or governmental restrictions, on travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters could have a material adverse effect on our business and operating results.

Major Factors Affecting Our Results of Operations

Revenues

Revenues Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our total revenues grew from RMB3.1 billion in 2010 to RMB7.8 billion (US$1.3 billion) in 2014, representing a compound annual growth rate of 26.2%.

We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2012	2013	2014
Revenues:
Accommodation reservation	39%	39%	41%
Transportation Ticketing	38%	38%	38%
Packaged-tour*	16%	16%	14%
Corporate travel	4%	5%	5%
Others	3%	2%	2%
Total revenues	100%	100%	100%

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

Since current PRC laws and regulations impose substantial restrictions on foreign ownership of air-ticketing, travel agency, advertising and value-added telecommunications businesses in China, we conduct part of our transportation ticketing and packaged-tour businesses through our affiliated Chinese entities. Historically, we generated a portion of our revenues from fees charged to these entities. See “—Arrangements with Affiliated Chinese Entities” for a description of our relationship with these entities.

Accommodation Reservation. Revenues from our accommodation reservation business have been our primary source of revenues since our inception. In 2012, 2013 and 2014, revenues from our accommodation reservation business accounted forRMB1.7 billion, RMB2.2 billion and RMB3.2 billion (US$516 million), respectively, or 39%, 39% and 41%, respectively, of our total revenues.

We generate our accommodation reservation revenues through commissions from hotels. We recognize revenues when we receive confirmation from a hotel that a customer who booked the hotel through us has completed the stay at the applicable hotel and upon confirmation of the commissions amount by the hotel. While we generally agree in advance on fixed commissions with a particular hotel, we also enter into a commission arrangement with many of our hotel suppliers that we refer to as the “ratchet system.” Under the ratchet system, our commission per room night for a given hotel increases for the month if we sell in excess of a pre-agreed number of room nights with such hotel within the month.

Transportation Ticketing. Since early 2002, our transportation ticketing business has been growing rapidly. In 2012, 2013 and 2014, revenues from our transportation ticketing business accounted for RMB1.7 billion, RMB2.2 billion and RMB3.0 billion (US$475 million), respectively, or 38%, 38% and 38%, respectively, of our total revenues.

We conduct our transportation ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent transportation ticketing service companies. Commissions from transportation ticketing rendered are recognized after tickets are issued.

Packaged-tour. Our packaged-tour business has grown rapidly in the past three years. In 2012, 2013 and 2014, revenues from our packaged-tour business accounted for RMB690 million, RMB936 million and RMB1.1 billion (US$170 million), respectively. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as revenues after the packaged-tour services are rendered. Our consolidated affiliated entities also, from time to time, act as principal in connection with the packaged-tour services provided by them.

Corporate Travel. Corporate travel revenues primarily include commissions from transportation ticket booking, accommodation reservation and packaged-tour services rendered to corporate clients. In 2012, 2013 and 2014, revenues from our corporate travel services accounted for RMB200 million, RMB267 million and RMB373 million (US$60 million), respectively. Commissions from transportation ticketing services rendered are recognized after transportation tickets are issued. Commissions from accommodation reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of commissions amount by the hotel. Commissions from tour package services rendered are recognized after the packaged-tour services are rendered and collections are reasonably assured.

Other Products and Services. Our other products and services primarily consist of online advertising services, the sale of PMS and related maintenance service. We place our customers’ advertisements on our websites and in our introductory brochures. We conduct the advertising business through Ctrip Commerce, and we recognize revenues when Ctrip Commerce renders advertising services. We conduct PMS sale and maintenance business through Software Hotel Information. The sale of PMS is recognized upon customer’s acceptance. Maintenance service revenue is recognized ratably over the term of the maintenance contract on a straight-line basis.

Cost of Revenues

Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation of customer service center personnel, credit card service fee, telecommunication expenses and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 61%, 59% and 58% of our cost of revenues in 2012, 2013 and 2014, respectively. Credit card charges accounted for 19%, 19% and 19% of our cost of revenues in 2012, 2013 and 2014, respectively. Telecommunication expenses accounted for 9%, 8% and 7% of our cost of revenues in 2012, 2013 and 2014, respectively.

Cost of revenues accounted for 25%, 26% and 29% of our net revenues in 2012, 2013 and 2014, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. The increase of percentage of cost of revenues over net revenues in 2014 was largely due to the increase in customer service personnel and the increases in the average payroll and benefit.

Operating Expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, all of which include share-based compensation expense. In 2014, we recorded RMB497 million (US$80 million) of share-based compensation expense compared to RMB432 million and RMB438 million for 2012 and 2013, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to maintain, monitor and manage our transaction and service platform. Product development expenses accounted for 22%, 23% and 32% of our net revenues in 2012, 2013 and 2014, respectively. The product development expenses as a percentage of net revenues in 2014 increased compared to that in 2013 primarily due to the increases in the number of information technology and engineering personnel and the average payroll. In 2014, we increased expenditure on product development in response to competitive pressure in order to capture more business opportunities in new products and services as well as in new markets.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Our sales and marketing expenses accounted for 24%, 24% and 30% of our net revenues in 2012, 2013 and 2014, respectively. The sales and market expenses as a percentage of net revenues in 2014 increased primarily due to increases in advertising expenses, marketing and promotion expenses.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 14%, 12% and 12% of our net revenues in 2012, 2013 and 2014, respectively. The general and administrative expenses as a percentage of net revenues in 2014 remained consistent with that in 2013.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”

Income Taxes and Financial Subsidies

Income Taxes. Our effective income tax rate was 31%, 26% and 97% for 2012, 2013 and 2014, respectively. Prior to December 31, 2007, pursuant to the applicable tax laws in China, companies established in China were generally subject to EIT at a statutory rate of 33%. The 33% EIT rate applied to our subsidiaries and affiliated Chinese entities established in China, except for our subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information, and our consolidated affiliated Chinese entity, Shenzhen Ctrip Travel Agency Co., Ltd., or Shenzhen Ctrip, as discussed below.

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the new EIT Law, which became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Under the EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. For certain enterprises established in special economic zones, including Pudong New Area, a transitional preferential income tax rate of 18%, 20%, 22%, 24% and 25% for the respective five-year transition period is allowed. The increase in our effective income tax rate from 2011 to 2012 was primarily due to the provision of a 5% PRC withholding tax related to the dividends that our PRC subsidiaries paid to their direct parent, which is our Hong Kong subsidiary to fund the share repurchase program we announced in June 2012, and the increase in the amount of share-based compensation, which is not tax-deductible, as a percentage to our income before income tax expense as a whole. This was partially offset by the preferential tax treatment of certain affiliated Chinese entities. The significant increase in our effective income tax rate from 2013 to 2014 was primarily due to an increase in valuation allowance against certain deferred tax assets due to more tax losses generated from some subsidiaries in 2014 that are not expected to be recovered.

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

Pursuant to the EIT Law, companies established in China were generally subject to EIT at a statutory rate of 25%. The 25% EIT rate applies to our subsidiaries and affiliated Chinese entities established in China, except for Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information, Chengdu Information, which are our subsidiaries, and Chengdu Ctrip and Chengdu Ctrip International; all of which are our consolidated affiliated Chinese entities.

•                  In 2013, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information reapplied for their qualification as “high and new technology enterprise”, which were approved by the relevant government authority. Thus, these four subsidiaries are entitled to a preferential EIT rate of 15% from 2013 to 2015.

•                  Shenzhen Ctrip enjoyed a preferential tax rate of 15% before 2008 as it is registered in Shenzhen, a special economic zone of China. Under the new EIT law, Shenzhen Ctrip was entitled to a transitional tax rate which gradually increased to 25% from 2008 to 2012. The applicable tax rate for Shenzhen Ctrip in 2012, 2013 and 2014 was 25%, 25% and 25%, respectively.

•                  In 2002, China’s SAT started to implement preferential tax policy in China’s western region, and companies located in applicable jurisdictions covered by the Catalogue of Encouraged Industries in the Western Region (initially effective through the end of 2010 and further extended to 2020) are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. Over the years since 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for their annual tax filing subject to periodic renewals. The two entities re-applied for this qualification after the effective period expired in 2014 and their applications were approved by the relevant government authority. In 2013, Chengdu Information obtained approval from local tax authorities to apply the 15% tax rate for 2012 tax filing and for the year from 2013 to 2016.

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to be the first city to carry out a pilot program of tax reform. Effective January 1, 2012, any entity in Shanghai that falls in the category of “selected modern service industries” was required to switch from being a business tax payer to become a value-added tax (“VAT”) payer, who is permitted to offset expenses incurred in providing the relevant services it provides from the taxable income. In May 2013, the Ministry of Finance released Circular Caishui [2013] No. 37 to extend the tax reform nationwide. Effective August 1, 2013, entities within transportation service and selected modern service industries switched from a business tax payer to a value-added tax (“VAT”) payer. Ctrip Travel Network and Shanghai Commerce have been subject to VAT at a rate of 6% and stopped paying the 5% business tax from January 1, 2012 onwards. We do not expect this change to have a material impact on our consolidated results of operations.

Financial Subsidies. In 2012, 2013 and 2014, our subsidiaries in China received financial subsidies from the government authorities in Shanghai in the amount of approximately RMB90 million, RMB120 million and RMB132 million (US$21 million), respectively, which we recorded as other income upon cash receipt. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive financial subsidies in the future.

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

Revenue Recognition. We describe our revenue recognition policies in our consolidated financial statements. We apply ASC 605 “Revenue Recognition” to our policies for revenue recognition and presentation of consolidated statement of income and comprehensive income. The factors we have considered include whether we are able to achieve the pre-determined specific performance targets by travel suppliers for recognition of the incentive commissions in addition to the fixed-rate and our risk of loss due to obligations for cancelled hotel and airline ticket reservations. As we operate primarily as an agent to the travel suppliers and our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal, we recognize commissions on a net basis. We present revenues on a net basis generally. Revenues are recognized at gross amounts received from customers in cases where we undertake the majority of the business risks and act as principal related to the services provided. The amount of revenues recognized at gross basis was immaterial during the years ended December 31, 2014, 2013 and 2012, respectively.

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

Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. ASC 350 “Intangibles—Goodwill and Other,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For 2012, 2013 and 2014, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets based on the expanding and prospective business of our subsidiaries and affiliated Chinese entities. As of December 31, 2012, 2013 and 2014, there were no circumstances or events that indicated that the assets may be impaired. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Customer Rewards Program. We offer a customer rewards program that allows customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize liabilities and corresponding expenses for the related future obligations. As of December 31, 2012, 2013 and 2014, our accrued balance for the customer rewards program were approximately RMB218 million, RMB285 million and RMB431 million(US$69 million), respectively. Our expenses for the customer rewards program were approximately RMB 157 million, RMB203 million and RMB355 million (US$57 million) for the years ended December 31, 2012, 2013 and 2014. We estimate our liabilities under our customer rewards program based on accumulated membership points and our estimate of probability of redemption in accordance with the historical redemption pattern. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense.

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

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2012, 2013 and 2014, we recorded deferred tax assets of RMB62 million, RMB97 million and RMB194 million (US$31 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2012, 2013 and 2014, it is more likely than not that the deferred tax assets resulting from the net operating losses of certain subsidiaries will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. We review on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. As of the end of December 31, 2012, 2013 and 2014, the allowance for doubtful accounts was RMB4.4 million, RMB5.9 million and RMB14.7 million (US$2.4 million), respectively. The increase of allowance for doubtful accounts in 2014 was primarily attributable to the prolonged ageing of accounts receivables.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2012		2013		2014
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	US$ (in thousands)%
Revenues:
Accommodation reservation	1,702,501	41	2,214,171	41	3,201,427	515,976	44
Transportation ticketing	1,690,286	41	2,161,784	40	2,950,072	475,465	40
Packaged-tour	689,661	17	935,685	17	1,055,369	170,095	14
Corporate travel	199,756	5	266,989	5	373,407	60,182	5
Others	126,988	3	138,389	3	192,282	30,991	3
Total revenues	4,409,192	106	5,717,018	106	7,772,557	1,252,709	106
Less: Business tax and related surcharges	(250,401)	(6)	(330,272)	(6)	(425,639)	(68,601)	(6)
Net revenues	4,158,791	100	5,386,746	100	7,346,918	1,184,108	100
Cost of revenues	(1,037,791)	(25)	(1,386,767)	(26)	(2,100,606)	(338,556)	(29)

Gross profit	3,121,000	75	3,999,979	74	5,246,312	845,552	71
Operating expenses:
Product development(1)	(911,905)	(22)	(1,245,719)	(23)	(2,321,349)	(374,134)	(32)

Sales and marketing(1)	(984,002)	(24)	(1,269,413)	(24)	(2,214,210)	(356,866)	(30)

General and administrative(1)	(570,487)	(14)	(646,405)	(12)	(861,551)	(138,856)	(11)

Total operating expenses	(2,466,394)	(59)	(3,161,537)	(59)	(5,397,110)	(869,856)	(73)

Income / (loss) from operations	654,606	16	838,442	15	(150,798)	(24,304)	(2)
Interest income	177,144	4	200,069	4	304,584	49,090	4
Interest expense	(11,333)	0	(57,044)	(1)	(162,355)	(26,167)	(2)
Other income	130,288	3	163,122	3	144,006	23,210	2
Income before income tax expense equity in income of affiliates and non-controlling interest	950,694	23	1,144,589	21	135,437	21,829	2
Income tax expense	(294,526)	(7)	(293,740)	(5)	(130,821)	(21,085)	(2)
Equity in income of affiliates	34,343	1	55,554	1	87,006	14,023	1
Net Income	690,511	17	906,403	17	91,622	14,767	1
Less: Net loss attributable to non-controlling interests	23,895	1	91,917	2	151,117	24,356	2
Net income attributable to Ctrip’s shareholders	714,406	17	998,320	19	242,739	39,123	3

(1)         Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2012		2013		2014
			RMB
	RMB (in thousands)%		(in thousands)%		RMB (in thousands)	US$ (in thousands)%
Product development	(132,583)	(3)	(138,668)	(3)	(184,665)	(29,763)	(3)
Sales and marketing	(55,892)	(1)	(49,105)	(1)	(54,392)	(8,766)	(1)
General and administrative	(243,246)	(6)	(250,157)	(5)	(257,587)	(41,516)	(4)

Any discrepancies in the above table between the amounts/percentages identified as total amounts/percentages and the sum of the amounts/percentages listed therein are due to rounding.

2014 compared to 2013

Revenues

Total revenues were RMB7.8 billion (US$1.3 billion) in 2014, an increase of 36% over RMB5.7 billion in 2013. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets and railway tickets sold in 2013.

Accommodation Reservation. Revenues from our accommodation reservation business increased by 45% to RMB3.2 billion (US$516 million) in 2014 from RMB2.2 billion in 2013, primarily driven by an increase of 62% in hotel room nights sold and partially offset by a decrease in blended commission per room night. Decrease in blended commission per room night is mainly due to the promotional activities we launched for selected hotels mainly in the forms of e-coupons and group buys.

Transportation Ticketing. Revenues from our transportation ticketing business increased by 36% to RMB3.0 billion (US$475 million) in 2014 from RMB2.2 billion in 2013, primarily due to the strong growth of our air tickets and railway tickets sales volume as we continued to significantly expand our transportation ticketing capabilities in 2014. The total number of tickets we sold in 2014 increased by 90% from 2013.

Packaged-tour. Packaged-tour revenues increased by 13% to RMB1.1 billion (US$170 million) in 2014 from RM936 million in 2013, primarily due to the continued growth of our packaged-tour business product and service offerings. Total package-tour volume increased by 47% from 2013.

Corporate Travel. Corporate travel revenues increased by 40% to RMB373 million (US$60 million) in 2014 from RMB267 million in 2013, primarily due to the increased corporate travel demand from our corporate clients.

Other Businesses. Revenues from other businesses increased by 39% to RMB192 million (US$31 million) in 2014 from RMB138 million in 2013, primarily due to the increased revenues from advertising services.

Business tax and related surcharges

Our business tax and related surcharges increased by 29% to RMB426 million (US$69 million) in 2014 from RMB330 million in 2013 as a result of the increases in revenues in all of our business lines.

Cost of Revenues

Cost of revenues in 2014 increased by 51% to RMB2.1 billion (US$339 million) from RMB1.4 billion in 2013, primarily due to an increase in credit card service fee payable to third-party payment settlement channels such as UnionPay and the number of customer service personnel. This increase was primarily attributable to increased costs associated with the expansion of our accommodation reservation business and the rapid growth of packaged-tour businesses and ticketing.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development. Product development expenses increased by 86% to RMB2.3 billion (US$374 million) in 2014 from RMB1.2 billion in 2013, primarily due to an increase in the number of product development personnel to over 10,000 employees in 2014 from approximately 6,000 employees in 2013 as we expanded our businesses, as well as an increase in the average payroll and share-based compensation to our product development personnel.

Sales and Marketing. Sales and marketing expenses increased by 74% to RMB2.2 billion (US$357 million) in 2014 from RMB1.3 billion in 2013, primarily attributable to the increase in advertising expenses, marketing and promotion expenses.

General and Administrative. General and administrative expenses increased by 33% to RMB862 million (US$139 million) in 2014 from RMB646 million in 2013, primarily due to the increase in general and administrative personnel compensation expenses.

Equity in income of affiliates

Equity in income of affiliates increased by 57% to RMB87 million (US$14 million) in 2014 from RMB56 million in 2013 mainly due to the net impact of investment gain as a result of equity dilution in the investee, and the increase in proportional equity pick-up of the investment in Homeinns’ results of operations. In 2014, the Company recognized gain as a result of the equity dilution impact in Homeinns with amount of RMB 12 million.

Interest Income

Interest income increased by 52% to RMB305 million (US$49 million) in 2014 from RMB200 million in 2013 due to the increased cash generated from operations in 2014.

Interest Expense

Interest expense increased by 185% to RMB162 million (US$26 million) in 2014 from RMB57 million in 2013 due to the issuance of Priceline Notes and the increase of the loan facilities in 2014.

Other Income

Other income decreased by 12% to RMB144 million (US$23 million) in 2014 from RMB163 million in 2013, due to the combined effects from the increases in foreign exchange loss, provision of other than temporary impairment on long term investment and bank charges, offset by the increase of government subsidies, dividend received from the cost method investment and the gain from the re-measurement of previously held equity interest in the step acquisition.

Income Tax Expense

Income tax expense was RMB131 million (US$21 million) in 2014, a decrease of 55% over RMB294 million in 2013, primarily due to the decrease in our taxable income. Our effective income tax rate in 2014 was 97%, as compared to 26% in 2013, primarily due to an increase in valuation allowance against certain deferred tax assets due to more tax losses generated from some subsidiaries in 2014 that are not expected to be recovered. See “— Major Factors Affecting Our Results of Operations — Income Taxes and Financial Subsidies.”

2013 compared to 2012

Revenues

Total revenues were RMB5.7 billion (US$944 million) in 2013, an increase of 30% over RMB4.4 billion in 2012. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets sold in 2012.

Accommodation Reservation. Revenues from our accommodation reservation business increased by 30% to RMB2.2 billion (US$366 million) in 2013 from RMB1.7 billion in 2012, primarily driven by an increase of 46% in hotel room nights sold and partially offset by 11% decrease in blended commission per room night. Decrease in blended commission per room night is mainly due to the promotional activities we launched for selected hotels mainly in the forms of e-coupons and group buys.

Transportation Ticketing Services. Revenues from our transportation ticketing services business increased by 28% to RMB2.2 billion (US$357 million) in 2013 from RMB1.7 billion in 2012, primarily due to strong growth of air tickets sales volume as we continued to significantly expand our transportation ticketing capabilities in 2013. The total number of air tickets sold in 2013 increased by 33% from 2012.

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

Cost of Revenues

Cost of revenues in 2013 increased by 34% to RMB1,387 million (US$299 million) from RMB1,038 million in 2012. This increase was primarily attributable to increased costs associated with the rapid growth of transportation ticketing and packaged-tour businesses and the expansion of our accommodation reservation business. Additionally, our customer service personnel increased over 14,000 in 2013 from approximately 10,000 in 2012 and their average payroll and benefits also increased in 2013.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development. Product development expenses increased by 37% to RMB1,246 million (US$206 million) in 2013 from RMB912 million in 2012, primarily due to an increase in the number of product development personnel to over 6,000 employees in 2013 from approximately 4,700 employees in 2012 as we expanded our transportation ticketing and packaged-tour businesses, as well as an increase in the average payroll and share-based compensation to our product development personnel.

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

Equity in income of affiliates

Equity in income of affiliates increased by 62% to RMB56 million (US$9 million) in 2013 from RMB34 million in 2012 mainly due to the net impact of investment gain as a result of equity dilution in the investee, and the increase in proportional equity pick-up of the investment in Homeinns’ results of operations.

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

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Inflation in recent years has been associated with food and other consumption items and minimum wages in China. Consumption items do not represent major direct cost items for our business. While personnel costs represent a material part of our total operating costs and expenses, inflation in minimum wages in China primarily affects certain categories of our non-managerial staff costs while increases in total personnel costs of our business remain manageable. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.            Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,654,368	2,452,827	1,958,604	315,670
Net cash used in investing activities	(1,239,904)	(4,086,144)	(9,366,411)	(1,509,591)
Net cash (used in)/provided by financing activities	(515,564)	5,315,975	5,422,195	873,899
Effect of foreign exchange rate changes on cash and cash equivalents	19,205	34,154	148,155	23,878
Net (decrease) / increase in cash and cash equivalents	(81,895)	3,716,812	(1,837,457)	(296,144)
Cash and cash equivalents at beginning of year	3,503,428	3,421,533	7,138,345	1,150,492
Cash and cash equivalents at end of year	3,421,533	7,138,345	5,300,888	854,348

Net cash provided by operating activities amounted to RMB2 billion (US$316 million) in 2014, which was primarily attributable to (i) our net income of RMB91.6 million (US$14.8 million) in 2014; (ii) an add-back of RMB443.2 million (US$71.4 million) in non-cash items, primarily relating to share-based compensation expenses and depreciation expenses; (iii) an increase in advances from customers of RMB1.5 billion (US$236.8 million), primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services, (iv) an increase in accounts payable of RMB586 million (US$94.4 million), primarily due to the increased volume of transportation ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; (v) an increase in other payables and accruals of RMB438.2 million (US$70.6 million), primarily due to the increase in advertising expenses and deposits from agents and tour customers; (vi) an increase in salary and welfare payable of RMB259.4 million (US$41.8 million), primarily due to the increase in the number of personnel and the average payroll and the increase in accrued annual bonus; and (vii) an increase in accrued liability for customer reward program of RMB 146.2 million (US$ 23.6 million), primarily due to the increased volume of transportation ticketing and packaged-tour services purchased by our customers, which in return increased the accumulate membership points. These increases were partially offset by (i) an increase in prepayments and other current assets of RMB1.2 billion (US$196.3 million), primarily due to the increased demand for packaged-tour services and increased volume of transportation ticket booking, as we generally pay advance to our packaged-tour services suppliers and to third-party payment platforms for their transportation ticket services, respectively; and (ii) an increase in accounts receivable of RMB262 million (US$42.2 million), primarily due to the increased volume of corporate travel management services, as we normally provide our corporate customers with certain credit terms for the full payments of issued transportation tickets and issued and reserved hotel rooms, as well as the increased volume of credit card payments from our individual customers for transportation ticket booking.

Net cash provided by operating activities amounted to RMB2.5 billion (US$405 million) in 2013, which was primarily attributable to (i) our net income of RMB906.4 million (US$149.7 million) in 2013; (ii) an add-back of RMB477.7 million (US$78.9 million) in non-cash items, primarily relating to share-based compensation expenses and depreciation expenses; (iii) an increase in accounts payable of RMB537.7 million (US$88.8 million), primarily due to the increased volume of transportation ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; (iv) an increase in advances from customers of RMB1,001.7 million (US$165.5 million), primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services. These increases were partially offset by an increase in accounts receivable of RMB487.4 million (US$80.5 million), primarily due to the increased volume of corporate travel management services as our corporate customers normally receive certain credit terms from us for the full amount of the prices of the transportation tickets issued and hotel rooms reserved, and the increased volume of credit card payments from our individual customers for transportation ticket booking.

Net cash provided by operating activities amounted to RMB1.7 billion (US$266 million) in 2012, which was primarily attributable to (i) our net income of RMB690.5 million (US$110.8 million) in 2012; (ii) an add-back of RMB430.2 million (US$69.1 million) in non-cash items, primarily relating to share-based compensation expenses and depreciation expenses; (iii) an increase in accounts payable of RMB255.2 million (US$41 million), primarily due to the increased volume of transportation ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; (iv) an increase in advances from customers of RMB310.5 million (US$50 million), primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services. These increases were partially offset by an increase in accounts receivable of RMB193.9 million (US$31.1 million), primarily due to the increased volume of corporate travel management services as our corporate customers normally receive certain credit terms from us for the full amount of the prices of the transportation tickets issued and hotel rooms reserved, and the increased volume of credit card payments from our individual customers for transportation ticket booking.

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

Net cash used in investing activities amounted to RMB9.4 billion (US$1.5 billion) in 2014, compared to net cash used in investing activities of RMB4.1 billion in 2013. This increase in 2014 was primarily due to the increase of short-term investment and the increase of investments and acquisitions occurred in the year, such as the investments in LY.com, Tuniu and Skyseas, and the purchase of certain premises and auxiliary facilities in Sky SOHO from SOHO (Shanghai) Investment Co., Ltd and the cruise ship purchased by Skyseas from Royal Caribbean before it was deconsolidated. Net cash used in investing activities amounted to RMB4.1 billion in 2013, compared to net cash used in investing activities of RMB1.2 billion in 2012. This increase in 2013 was primarily due to the increase of short-term investment, the increase of acquisition and the construction or renovation of our office buildings in Chengdu and Shanghai.

Net cash provided by financing activities amounted to RMB5.4 billion (US$874 million) in 2014, compared to net cash provided by financing activities of RMB5.3 billion in 2013 and net cash used by financing activities of RMB515.6 million in 2012. We did not make any dividend payment in 2012, 2013 and 2014. The change of net cash flow in financing activities in 2014 was mainly due to the offering of convertible notes with a principal amount of US$500 million in August 2014 and proceeds from short-term bank loan in an aggregate amount of US$380 million. The change of net cash flow in financing activities in 2013 was mainly due to the offering of convertible senior notes with a principal amount of US$800 million in October 2013.

Capital Resources

As of December 31, 2014, our principal sources of liquidity have been cash generated from operating activities, short-term borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our shares and convertible senior notes to investors and related parties and short-term borrowings from third-party lenders. As of the date of this annual report, we had convertible senior notes with an outstanding principal amount of US$1.4 billion and a term loan facility with an outstanding principal of US$504.8 million. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and at least the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

As of December 31, 2014, our primary capital commitment was RMB70 million (US$11 million) in connection with capital expenditures of property, equipment and software.

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

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.             Off-Balance Sheet Arrangements

In connection with our air ticketing business, we are required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits or to provide other guarantees in order to obtain blank air tickets. As of December 31, 2014, the amount under these guarantee arrangements was approximately RMB884 million (US$143 million).

Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

F.              Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2014:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in RMB thousands)
Convertible senior notes with principal and interest	8,904,762	95,579	619,111	8,190,072	—
Term Loans with principal and interest	3,135,361	3,135,361	—	—	—
Operating lease obligations	379,207	170,867	159,615	34,623	14,102
Purchase obligations	328,898	324,620	4,278	—	—
Total	12,748,228	3,726,427	783,004	8,244,695	14,102

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

The Priceline Note will mature  will mature in August 2019, unless earlier repurchased or converted into our ADSs based on an initial conversion price of 12.2911 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2018 Notes with an interest rate of 1.00% per year that accrues annually from August 7, 2014.

As of December 31, 2014, we obtained nine borrowings of RMB1.65 billion (US$264.9 million) in aggregate from Agricultural Bank of China collateralized by a bank deposit of RMB1.0 billion classified as short-term investment of one of our wholly-owned subsidiaries. The interest rate of borrowings is approximately from 2.3% to 2.4% per annum. We are in compliance with the loan covenant at December 31, 2014.

As of December 31, 2014, we obtained six borrowings of RMB1.5 billion (US$237.9 million) in aggregate from China Construction Bank collateralized by bank deposits of RMB380 million and RMB480 million classified as restricted cash and short-term investment provided by one of our wholly-owned subsidiaries. The interest rate of borrowings is approximately from 2.2% to 3.0% per annum. We are in compliance with the loan covenant at December 31, 2014.

Operating lease obligations for the years 2015, 2016, 2017, 2018, 2019 and 2020 are RMB170.9 million, RMB101.5 million, RMB58.1 million, RMB23 million, RMB11.6 million and RMB14.1 million, respectively. Rental expenses amounted to approximately RMB94 million, RMB118 million and RMB144 million (US$23 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Rental expense is charged to the statements of income when incurred.

While the table above indicates our contractual obligations as of December 31, 2014, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The names of our current directors and senior management, their ages as of the date of this annual report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	45	Co-founder; Chairman of the Board and Chief Executive Officer
Min Fan	50	Co-founder; Vice Chairman of the Board and President
Jane Jie Sun	46	Chief Operating Officer
Jenny Wenjie Wu	40	Chief Strategy Officer
Xiaofan Wang	40	Chief Financial Officer
Neil Nanpeng Shen(1)	47	Co-founder; Independent Director
Qi Ji(2)	48	Co-founder; Independent Director
Gabriel Li(1)	47	Vice Chairman of the Board, Independent Director
JP Gan(1) (2)	43	Independent Director

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

Biographical Information

James Jianzhang Liang is one of the co-founders of our company. Mr. Liang served as our chief executive officer from 2000 to January 2006 and resumed the role of chief executive officer since March 2013. He has also served as a member of our board of directors since our inception and has been the chairman of the board since August 2003. Prior to founding our company, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns Group (NASDAQ: HMIN), Tuniu (NASDAQ: TOUR) and eHi (NASDAQ: EHIC), and serves as an independent director of Jiayuan.com International Ltd. (NASDAQ: DATE). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

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

Jane Jie Sun has been our chief operating officer since May 2012. In March 2015, Ms. Sun was further promoted and she now serves as our co-president and chief operating officer concurrently. Ms. Sun is well-respected for her expertise in operating and managing the online travel business, financial operations, mergers and acquisitions, and investor relationship. She was the chief financial officer of our company between 2005 and 2012. She won the Best CFO Award by Institutional Investor and Best CFO Award by CFO World during that period. Prior to joining Ctrip, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. since 1997. Prior to that, Ms. Sun worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of American Institute of Certified Public Accountants and a member of State of California Certified Public Accountant. Ms. Sun received her Bachelor’s Degree from the Business School of University of Florida with High Honors. Ms. Sun also attended Beijing University Law School and obtained her LLM degree.

Jenny Wenjie Wu has been Chief Strategy Officer of our company since November 2013.  Prior to that, she served as our Chief Financial Officer between May 2012 and November 2013 and as our Deputy Chief Financial Officer between December 2011 and May 2012. Prior to joining Ctrip, Ms. Wu was an equity research analyst covering China Internet and Media industries in Morgan Stanley Asia Limited and in Citigroup Global Markets Asia Limited from 2005 to 2011. Prior to that, Ms. Wu worked in the Department of Enterprises Operations and Management in China Merchants Holdings (International) Company Limited, a company listed on the Hong Kong Stock Exchange, from 2003 to 2005. Ms. Wu also serves as a director of each of Kingsoft Corporation Limited, a Hong Kong stock exchange-listed company and Xunlei Limited, a NASDAQ-listed company and multiple private companies. Ms. Wu holds a Ph.D. degree in finance from the University of Hong Kong, a Master’s degree in philosophy in finance from the Hong Kong University of Science and Technology, and both a Master’s degree and a Bachelor’s degree in economics from Nan Kai University, China. Ms. Wu is a Chartered Financial Analyst (CFA).

Xiaofan Wang has served as our Chief Financial Officer since November 2013. Prior to that, she was our vice president since January 2008. Ms. Wang joined us in 2001 and has held a number of managerial positions at our company. Prior to joining us, she served as finance manager in China eLabs, a venture capital firm from 2000 to 2001. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA).

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen served as our chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding our company, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is the co-chairman of Homeinns, a non-executive director of E-House (China) Holdings Limited, a director of Momo Technology Company Limited, and a director of Qihoo 360 Technology Co. Ltd.  Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.

Qi Ji is one of the co-founders of our company. He has served as our director since our inception. Mr. Ji is the executive chairman and the chief executive officer of China Lodging Group, Limited, or Hanting, a leading and fast-growing multi-brand hotel group in China. He has served on the board as a director for UBOX International Holdings Co Limited (“UBOX”) since June 2012. He was the chief executive officer of Homeinns from 2002 to January 2005. He was the chief executive officer and the president of our company from 1999 to early 2002 consecutively. Prior to founding our company, he served as the chief executive officer of Shanghai Sunflower High-Tech Group which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. He received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

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

B.            Compensation

We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$1.2 million in 2014. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “—Employee’s Stock Option Plans” for options granted to our directors in 2014.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$3.7 million in 2014, excluding compensation paid to Min Fan and James Jianzhang Liang, who also serve and receive compensation as our executive directors. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2014 aggregate compensation amount. See “—Employee’s Stock Option Plans” for options granted to our executive officers in 2014.

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

As of March 31, 2015, the 2005 Plan, the 2003 Plan and the 2000 Plan have all terminated and there were 331,861 options issued and outstanding under the 2005 Plan. Under the 2007 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to awards was 5,000,000 as of the first business day of 2011, with annual increases of 1,000,000 ordinary shares on the first business day of each subsequent calendar year until the termination of the plan. Under the 2007 Plan, 4,446,655 options and 828,316 restricted share units were issued and outstanding as of March 31, 2015.

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

The following table summarizes, as of April 10, 2015, the outstanding options granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other optionees in the aggregate. The table gives effect to the modifications described above.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	975,200	70.32; 78.56; 83.04; 87.96; 102.84; 161.96; 179.64;237.00	From November 18, 2011 to April 2, 2015	From November 18, 2019 to April 2, 2023
Min Fan	990,200	37.56; 38.16; 70.32; 78,56; 87.96; 96.7; 102.84; 161.96; 179.64;237.00	From February 13, 2007 to April 2, 2015	From February 10, 2017 to April 2, 2023
Jane Jie Sun	886,867	37.56; 38.16; 70.32; 78.56; 87.96; 96.7; 102.84; 161.96; 179.64;237.00	From February 13, 2007 to April 2, 2015	From February 10, 2017 to April 2, 2023
Jenny Wenjie Wu	*	70.32; 78.56; 87.96; 179.64;237.00	From March 28, 2012 to April 2, 2015	From March 28, 2020 to April 2, 2023
Xiaofan Wang	*	38.16; 87.96; 102.84; 161.96; 179.64;237.00	From February 10, 2009 to April 2, 2015	From February 10, 2017 to April 2, 2023
Neil Nanpeng Shen	*	38.16; 78.56; 125.16; 179.64;237.00	From February 13, 2007 to April 2, 2015	From February 10, 2017 to April 2, 2023
Qi Ji	*	38.16; 78.56; 179.64;237.00	From August 13, 2007 to April 2, 2015	From February 10, 2017 to April 2, 2023
Gabriel Li	*	38.16; 78.56; 179.64;237.00	From February 13, 2007 to April 2, 2015	From February 10, 2017 to April 2, 2023
JP Gan	*	78.56; 179.64;237.00	From January 27, 2013 to April 2, 2015	From January 27, 2021 to April 2, 2023
Total Directors and Executive Officers	3,039,836

*                 Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

The following table summarizes, as of April 10, 2015, the outstanding restricted share units granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other employees in the aggregate.

	Ordinary Shares Underlying Restricted Share Unit Granted	Date of Grant
James Jianzhang Liang	51,700	From January 27, 2013 to January 9, 2014
Min Fan	16,733	From November 8, 2011 to January 9, 2014
Jane Jie Sun	22,350	From January 27, 2013 to January 9, 2014
Jenny Wenjie Wu	*	From January 27, 2013 to January 9, 2014
Xiaofan Wang	*	From November 18, 2011 to March 28, 2012
Neil Nanpeng Shen	*	January 27, 2013
Qi Ji	*	January 27, 2013
Total Directors and Executive Officers	95,113

*                 Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

As of April 10, 2015, other employees or consultants of our company (excluding the directors and executive officers) as a group held options to purchase 1,738,680 ordinary shares of the company, with exercise prices ranging from US$37.56 to US$246.04 per ordinary share and dates of grant from February 13, 2007 to December 6, 2014, as well as 733,203 restricted share units of the company.

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

Termination or Amendment of Plans. The 2005 Plan terminated automatically in 2009 although the termination does not affect the rights of the optionees who received option grants under the 2005 Plan. Options to purchase an aggregate of 331,861 ordinary shares were granted and outstanding under the 2005 Plan as of March 31, 2015.

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

Vesting Schedule. In general, the plan administrator determines, or the incentive award agreement specifies, the vesting schedules. Currently, three types of vesting schedules were adopted for the incentive awards granted under the 2007 Plan. One of the vesting schedules is that one-third of the incentive awards vest 24 months after a specified vesting commencement date, an additional one-third vest 36 months after the specified vesting commencement date and the remaining one-third vest 48 months after the specified vesting commencement date, subject to other terms under the 2007 Plan and the incentive award agreement. Another type of vesting schedule is that one-fourth of the incentive awards vest every 12 months over a four-year vesting period starting from a specified vesting commencement date, subject to other terms under the 2007 Plan and the incentive award agreement. The last type of vesting schedule is that one-tenth of the incentive awards vest 12 months after a specified vesting commencement date, an additional three-tenth vest 24 months after the specified vesting commencement date, another three-tenth vest 36 months after the specified vesting commencement date and the remaining three-tenth vest 48 months after the specified vesting commencement date, subject to other terms under the 2007 Plan and the incentive award agreement

Other Equity Awards. In addition to stock options, we may also grant to our employees, directors and consultants or any of our related entities share appreciation rights, restricted share awards, restricted share unit awards, deferred share awards, dividend equivalents and share payment awards, with such terms and conditions as our board of directors (or, if applicable, the compensation committee) may, subject to the terms of the plan, establish.

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

C.            Board Practices

Our board of directors currently consists of six directors. A director is not required to hold any shares in the company by way of qualification. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, a majority of our directors meet the “independence” definition under The NASDAQ Stock Market, Inc. Marketplace Rules, or the NASDAQ Rules.

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

D.            Employees

As of December 31, 2014, we had approximately 32,200 employees, including approximately 1,800 in management and administration, approximately 16,900 in our customer service centers, approximately 1,700 in sales and marketing, and approximately 11,800 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Guangzhou and Shenzhen. We consider our relations with our employees to be good.

E.             Share Ownership

As of March 31, 2015, 35,509,956 of our ordinary shares were issued and outstanding (excluding the 230,262 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). As of the same date, there were 4,778,516 options and 828,316 restricted share units issued and outstanding under our 2005 Plan and 2007 Plan, which, once vested, are exercisable for the equivalent amount of our ordinary shares. For information regarding 2005 Plan and 2007 Plan, see “Item 6.B. Compensation.” Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, taking into account the aggregate number of ordinary shares underlying share options and restricted share units that were outstanding as of, and exercisable within 60 days after, March 31, 2015, by each of our directors and senior management. For information regarding share options and restricted share units granted to our directors and senior executive officers, see “Item 6.B. Compensation.” Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Directors and Senior Management:
Min Fan (3)	1,107,233	2.7%
Jane Jie Sun (4)	929,049	2.3%
James Jianzhang Liang (5)	750,020	1.8%
Neil Nanpeng Shen (6)	*	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	*
All directors and officers as a group (7)	3,156,301	7.3%
Principal Shareholders:
Priceline Entities (8)	3,190,458	8.98%
Capital World Investors (9)	2,920,625	8.22%
Baillie Gifford & Co (Scottish Partnership) (10)	2,851,910	8.03%
T. Rowe Price Associates, Inc. (11)	2,098,057	5.91%

*                 Less than 1% of our total outstanding ordinary shares.

Notes:

(1)         Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)         For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 35,509,956, being the sum of the number of ordinary shares outstanding as of March 31, 2015, the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after March 31, 2015, and the number of ordinary shares in the form of ADSs assuming full conversion of notes held by such person or group to ADSs at the initial conversion rate.

(3)         Includes 228,600 ordinary shares held by Perfectpoint International Limited, a British Virgin Islands company owned by Mr. Fan and 814,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2015 held by Mr. Fan and 64,633 ordinary shares in the form of ADSs assuming full conversion of US$5,000,000 notes that Mr. Fan holds to ADSs at the initial conversion price.

(4)         Includes 152,483 ordinary shares held by Ms. Sun and 582,667 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2015 and 193,899 ordinary shares in the form of ADSs assuming full conversion of US$15,000,000 notes that Ms. Sun holds to ADSs at the initial conversion price.

(5)         Includes 237,371 ordinary shares held by Mr. Liang and 318,750 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2015 held by Mr. Liang and 193,899 ordinary shares in the form of ADSs assuming full conversion of US$15,000,000 notes that Mr. Liang holds to ADSs at the initial conversion price.

(6)         Mr. Shen’s business address is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.

(7)         Includes 793,904 ordinary shares and 1,822,066 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2015 held by all of our current directors and executive officers, as a group, and 540,331 ordinary shares in the form of ADSs assuming full conversion of US$41,800,000 notes that certain directors and executive officers hold to ADSs at the initial conversion price.

(8)         Includes 1,654,121 ordinary shares currently held by Priceline Group Treasury Company B.V., an indirectly wholly owned subsidiary of The Priceline Group (collectively, “Priceline”) and 1,536,337 ordinary shares issuable to Priceline upon conversion of a convertible note subscribed for and purchased by Priceline from the Company on August 7, 2014 based on an initial conversion price of US$81.36 per ADS. Information regarding beneficial ownership is reported as of November 4, 2014, based on the information contained in the Schedule 13D/A filed by Priceline with the SEC on November 5, 2014. Please see the Schedule 13D/A filed by Priceline with the SEC on November 5, 2014 for information relating to Priceline. The address for Priceline Group Treasury Company B.V. is c/o Priceline Group Treasury Company B.V., Herengracht 597, Amsterdam 1017CE, Netherlands, and the address for The Priceline Group is c/o The Priceline Group Inc., 800 Connecticut Avenue, Norwalk, Connecticut 06854.

(9)         Includes 2,920,625 ordinary shares held in the form of ADSs by Capital World Investors, a division of Capital Research and Management Company. Information regarding beneficial ownership is reported as of December 31, 2014, based on the information contained in the Schedule 13G/A filed by Capital World Investors with the SEC on February 13, 2015. Please see the Schedule 13G/A filed by Capital World Investors with the SEC on February 13, 2015 for information relating to Capital World Investors. The address for Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071, the United States of America.

(10)  Includes 2,851,910 ordinary shares held by Baillie Gifford & Co (Scottish Partnership). Information regarding beneficial ownership is reported as of December 31, 2014, based on the information contained in the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with the SEC on January 26, 2015. Please see the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with the SEC on January 26, 2015 for information relating to Baillie Gifford & Co (Scottish Partnership). The address for Baillie Gifford & Co (Scottish Partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(11)  Includes 2,098,057 ordinary shares held by T. Rowe Price Associates, Inc. Information regarding beneficial ownership is reported as of March 31, 2015, based on the information contained in the Schedule 13G/A filed by T. Rowe Price Associates Inc. with the SEC on April 10, 2015. Please see the Schedule 13G/A filed by T. Rowe Price Associates Inc. with the SEC on April 10, 2015 for information relating to T. Rowe Price Associates, Inc. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202, the United States of America.

As of March 31, 2015, 35,509,956 of our ordinary shares were issued and outstanding (excluding the 230,262 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of March 31, 2015, 37,774,158 ordinary shares were held by two record shareholders in the United States, including 37,774,158 ordinary shares (including treasury shares that were repurchased but not retired by the Company) held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Please refer to “Item 6. Share Ownership.”

B.            Related Party Transactions

Arrangements with Consolidated Affiliated Chinese Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. Therefore, we conduct part of our operations in our non-accommodation reservation businesses through a series of agreements between our PRC subsidiaries, our affiliated Chinese entities and/or their respective shareholders. Our affiliated Chinese entities hold the licenses and approvals for conducting the air-ticketing, travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our affiliated Chinese entities. In early 2013, we amended and restated the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. Moreover, we plan to enter into the same series of agreements with all of our future affiliated Chinese entities. As of the date of this report, Min Fan, our vice chairman of the board and president, and Dongjie Guo and Maohua Sun,  our officers, are the principal record owners of our affiliated Chinese entities.

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

Amended and Restated Technical Consulting and Services Agreements. Ctrip Computer Technology, Ctrip Travel Network and Ctrip Travel Information, each a wholly owned PRC subsidiary of ours, provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. In consideration for our services, our affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2014, our affiliated Chinese entities paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of transportation tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB2 (US$0.3) to RMB19 (US$3) per ticket and from RMB8 (US$1) to RMB58 (US$9) per person per tour. Although the service fees are typically determined based on the number of transportation tickets sold and packaged tour products sold, given the fact that the nominee shareholders of our affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our affiliated Chinese entities in the form of service fees. The services fees paid by all of our affiliated Chinese entities as a percentage of their total net income were 82.7%, 105.9% and 109.4% for the years ended December 31, 2012, 2013 and 2014. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable affiliate Chinese entity.

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

		Significant	Principal				Outstanding Balance
Date of Loan Agreement	Borrower	Affiliated Chinese Entity	(in thousands of RMB)	(in thousands of US$)	Interest	Maturity Date	(in thousands of RMB)	(in thousands of US$)
February 28, 2013	Min Fan	Ctrip Commerce	26,940.0	4,450.2	None	February 27, 2023	26,940.0	4,450.2
February 28, 2013	Maohua Sun	Ctrip Commerce	3,060.0	505.5	None	February 27, 2023	3060.0	505.5
February 28, 2013	Maohua Sun	Beijing Ctrip	1,600.0	264.3	None	February 27, 2023	1,600.0	264.3
February 28, 2013	Min Fan	Shanghai Ctrip	5,480.0	905.2	None	February 27, 2023	5,480.0	905.2
April 10, 2013	Min Fan	Shanghai Ctrip	5,510.0	910.2	None	February 27, 2023	5,510.0	910.2
February 28, 2013	Min Fan	Shenzhen Ctrip	2,250.0	371.7	None	February 27, 2023	2250.0	371.7
February 28, 2013	Dongjie Guo	Shenzhen Ctrip	250.0	41.3	None	February 27, 2023	250.0	41.3
February 28, 2013	Dongjie Guo	Guangzhou Ctrip	300.0	49.6	None	February 27, 2023	300.0	49.6
February 28, 2013	Min Fan	Guangzhou Ctrip	2,700.0	446.0	None	February 27, 2023	2,700.0	446.0

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

Share Incentive Grants

Please refer to “Item 6.B. Compensation —Employee’s Share Incentive Plans.”

Commissions from Homeinns and its affiliates

As of December 31, 2014, we held approximately 15.1% stake in Homeinns, one of our hotel suppliers, and have two directors in common with it. Homeinns and its affiliates have entered into agreements with us to provide hotel rooms for our customers. Total commissions from Homeinns and its affiliates amounted to RMB35.9 million, RMB38.7 million and RMB38.1 million (US$6.1 million) for the years ended December 31, 2012, 2013 and 2014, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Registration Rights from Homeinns

In May 2009, we entered into a definitive purchase agreement with Homeinns to acquire additional equity interest in Homeinns through a private placement of its ordinary shares for US$50 million in cash. In connection with the private placement, we have obtained certain demand, piggyback and Form F-3 registration rights from Homeinns. Homeinns has agreed to pay all expenses incurred in connection with all eligible registrations. Such registration rights will terminate if we cease to hold 15% of the ordinary shares we purchased or if our registrable securities may be sold pursuant to Rule 144 under the Securities Act.

Commissions from Hanting and its affiliates

One of our hotel suppliers, China Lodging Group Limited, or Hanting, has a director in common with our company and a director who is a family member of one of our officers. Hanting has entered into agreements with us to provide hotel rooms for our customers. Total commissions Hanting paid us amounted to RMB11.0 million, RMB17.1 million and RMB19.2 million (US$3.1 million) for the years ended December 31, 2012, 2013 and 2014, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in Hanting through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering were equal to Hanting’s initial public offering price.

Entrusted loan and interest to a technology company focusing on hotel customer reviews

In September 2013, we entered into agreements with a technology company focusing on hotel customer reviews to provide entrusted loan of RMB13 million to the technology company. The entrusted loan has a one-year maturity period. The balance of entrusted loan together with the interest was RMB 13.4 million and RMB 0.7 million for the years ended December 31, 2013 and 2014, respectively.

Shareholders’ loan and interest to Skyseas

In December 2014, we entered into agreements with Exquisite Marine Ltd., which is wholly owned by Skysea Holding International Limited, to enter a secured credit loan in the amount of US$80 million. The interest rate is 3% per annum currently and shall be subject to annual review and adjustment with mutual consent. The loan is guaranteed by a vessel mortgage and shall be paid back by installments starting 2020. The balance of the loan together with the interest for the year ended December 31, 2014 is RMB 506 million.

Purchase of tour package service from Ananda

We purchased tour package service from Ananda Travel Service (Aust.) Pty Limited, or Ananda, an association investment of HKWOT (BVI) Limited. Tour package purchase from Ananda for the years ended December 31, 2012, 2013 and 2014 amounted to RMB33 million, RMB33 million and RMB27 million (US$4.4 million), respectively.

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

Commissions to LY.com

In April, 2014, we purchased a minority stake of LY.com. We have entered into agreements to provide hotel rooms to LY.com. Total commissions to LY.com paid by us amounted to RMB76 million (US$12 million) for the period from April, 2014 to December 31, 2014.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods presented and all prices have been retroactively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 0.25 of an ordinary share effective on January 21, 2010 for all periods presented. The closing price of our ADSs on April 24, 2015 was US$65.57 per ADS.

	Trading Price (US$)
	High	Low
2010	53.16	29.90
2011	50.57	22.33
2012	28.12	12.36
2013	61.09	18.87
First Quarter	24.86	19.01
Second Quarter	35.33	18.87
Third Quarter	58.98	31.25
Fourth Quarter	61.09	44.48
2014	69.74	35.96
First Quarter	56.86	35.96
Second Quarter	65.2	44
Third Quarter	69.74	56.01
Fourth Quarter	60.5	40.74
2015 First Quarter	60.74	43.07
Monthly Highs and Lows
October 2014	59.4	49.61
November 2014	60.5	51.35
December 2014	53.74	40.74
January 2015	50.85	43.92
February 2015	50.09	44.04
March 2015	60.74	43.07
April 2015 (through April 24, 2015)	67.46	57.59

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

Shareholder Rights Plan

On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on December 3, 2007. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from us one ordinary share at a price of US$700 per ordinary share, subject to adjustment. On August 7, 2014, we entered into a First Amendment and, subsequently on the same day, a Second Amendment to the Rights Agreement dated as of November 23, 2007 between the Bank of New York Mello and us. Through these two amendments, we (a) extended the term of our rights plan for another ten years and the Rights will expire on August 6, 2014, subject to the right of our board of directors to extend the rights plan for another ten years prior to its expiration; and (b) modified the trigger threshold of the Rights to allow more flexibility. Specifically, shareholders who file or are entitled to file beneficial ownership statement on Schedule 13G pursuant to Rule 13d-1(b)(1) of the Exchange Act, typically institutional investors with no intention to acquire control of the issuer, will be able to beneficially own up to 20% of our total outstanding shares before the Rights are triggered, while all other shareholders must maintain their beneficial ownership at a level below 10% of our total outstanding shares before the Rights are triggered, among other things. Certain named shareholders are defined as “Exempted Person” under the currently effective rights plan as long as their beneficial ownership do not exceed 10% of our total outstanding shares.

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

Board of Directors

Our board of directors currently consists of six directors. Our board of directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested as long as he or she has made a declaration of the nature of such interest. A director is not required to hold any shares in our company by way of qualification, and there is no requirement for a director to retire at any age limit.

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

C.            Material Contracts

Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company — A. History and Development of the Company” and “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report: (i) a construction contract dated February 25, 2012 between Hunan No. 1 Engineering Company and Chengdu Ctrip Travel Service Co Ltd.; (ii) an Indenture, dated September 25, 2012, constituting US$180.0 million 0.50% Convertible Senior Notes due 2017; (iii) an Indenture, dated October 17, 2013, constituting US$800.0 million 1.25% Convertible Senior Notes due 2018; (iv) a framework agreement for purchase of first underground floor of building A and the whole building B of Hongqiao International Technology Square dated September 25, 2013 among Shanghai Hongqiao Linkong Technology Development Co., Ltd., Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huanji Digital Technology Co., Ltd.; (v) a convertible notes purchase agreement for the issuance of a convertible note with a principal value of US$500 million due 2019 dated August 7, 2014 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V.; (vi) a pre-sale framework agreement for purchase of certain premises with an aggregate sellable gross floor area of 100,167 square meters and certain auxiliary facilities in Sky SOHO dated September 26, 2014 among Ctrip Travel Network Technology (Shanghai) Co., Ltd., SOHO (Shanghai) Investment Co., Ltd. and other affiliates of the company; and (vii) an investment agreement for acquisition of a minority stake in LY.com dated April 28, 2014 between Shanghai Ctrip International Travel Service Co., Ltd., LY.com and other parties thereto.

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

Cayman Islands Taxation

According to Maples and Calder, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaty with any country that is applicable to any payments made to or by us.

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

United States Federal Income Tax Considerations

The following is a summary of certain of the United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States. Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code and regulations, rulings and decisions thereunder as of the date hereof, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the United States Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

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

For United States foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will constitute passive category income. Depending on your particular facts and circumstances, you may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you will be permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on your particular facts and circumstances. Accordingly, you should consult your tax advisors regarding the availability of the foreign tax credit based on your particular circumstances.

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

Passive Foreign Investment Company Rules

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2014, and, although no assurances can be made in this regard, we do not expect to be classified as a PFIC for our taxable year ending December 31, 2015 in the foreseeable future. A non-U.S. corporation will be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2015 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks, interest rates associated with the issuance of US$180 million 0.5% convertible senior notes due 2017, or the 2017 Notes; the issuance of US$800 million 1.25% convertible senior notes due 2018, or the 2018 Notes; and the issuance of US$500 million 1.00% convertible note due 2019 to Priceline Group Treasury Company B.V., or the Priceline Note. The 2017 Notes we issued in September 2012 bear interest at a rate of 0.5% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2013. The 2018 Notes we issued in October 2013 bear interest at a rate of 1.25% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2014. The Priceline Note we issued in August 2014 with an interest rate of 1.00% per year that accrues annually from August 7, 2014. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance as of December 31, 2014, a one basis point decrease in interest rates would result in approximately a RMB1.4 million (US$0.2 million) decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while the majority of our revenues are denominated in RMB. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar-denominated assets. From 2009, Ctrip.com International, Ltd., our listed company incorporated in the Cayman Islands, changed its functional currency from RMB to U.S. dollars due to changes in its economic facts and circumstances, including growth in our existing operations outside of mainland China and an active plan to explore overseas markets. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. For the year ended December 31, 2014, foreign exchange gains accounted for approximately -23% of our net income. As of December 31, 2014, a 1% strengthening/weakening of RMB against U.S. dollar would have increased/decreased our net income by 0.5%. See “Risk Factors—Risks Related to Doing Business in China— Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.”

Investment Risk. As of December 31, 2014, our equity investments, including marketable securities, totaled US$172 million. We periodically review our investments for impairment. Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We are unable to control these factors and an impairment charge recognized by us will impact our operating results and financial position.

We have invested through open market purchases and in a private placement transaction a total of US$92 million in approximately 15.1% stake in Homeinns, a leading economy hotel chain in China. The purchase prices were determined based on the trading prices of Homeinns’ ADSs on the NASDAQ Global Market at the time of each open market purchase or the average closing prices of Homeinns’ ADSs as stipulated in the relevant purchase agreement. If Homeinns experiences a net loss in the future, we would share the net loss of Homeinns proportionate to our equity interest. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in Hanting, a leading economy hotel chain in China, through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering were equal to Hanting’s initial public offering price. As of December 31 2014, the Company recorded the investment in Hanting at a fair value of RMB899 million (approximately US$145 million), with RMB480 million increase in fair value of the investment credited to other comprehensive income. If the ADS price of Homeinns or Hanting declines and becomes lower than our share purchase price, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods.

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

Fees and Payments from the Depositary to Us

We expect to receive from the depositary a reimbursement of approximately US$2 million, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2014. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2014 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-2 of this Form 20-F.

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

	For the Year Ended December 31,
	2013	2014	2014
	RMB	RMB	US$
Audit fees(1)	10,196,682	8,078,626	1,302,038
Other services	—	—	—

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

ITEM 16E.        PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 30, 2008 and September 30, 2008, our board of directors and shareholders respectively approved a share repurchase plan, or the 2008 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$15 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our capital. On September 30, 2011, our board of directors approved an additional share repurchase plan , or the 2011 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$100 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. On June 13, 2012, our board of directors approved an additional share repurchase plan, or the 2012 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$300 million by a repurchase of corresponding ordinary shares from the depositary. On April 3, 2014, our board of directors approved an additional share repurchase plan, or the 2014 Repurchase Plan (together with the 2008 Repurchase Plan, 2011 Repurchase Plan and the 2012 Repurchase Plan, the “Plans”), pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$600 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. Under the Plans, we were authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions, in the their judgment, warrant, in accordance with all applicable requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and on the terms set out in the resolutions of our board of directors approving such share repurchase. As of the date of this annual report on Form 20-F, we purchased approximately 19 million ADSs with a total consideration of approximately US$370 million from the open market under the Plans.

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

1.1

Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

1.2

Amendment to the Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. adopted by the shareholders of Ctrip.com International, Ltd. on October 17, 2006 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 17, 2006)

1.3

Amendment to the Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. adopted by the shareholders of Ctrip.com International, Ltd. on October 26, 2012 (incorporated by reference to Exhibit 1.3 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

2.1

Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to the prospectus dated January 25, 2010 as part of the Registration Statement on Form F-6 (file no. 333-145167) filed with the Securities and Exchange Commission on August 6, 2007)

2.2

Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.3

Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2007)

2.4*

First Amendment to the Rights Agreement dated as of August 7, 2014 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)

2.5*

Second Amendment to the Rights Agreement dated as of August 7, 2014 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 from our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)

Exhibit Number	Document

2.6

Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.1

Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) and Exhibit 10.23 from our Registration Statement on Form F-2 (file no. 333-121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3

Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4

Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5

Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.6

Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7

Translation of Executed Form of Amended and Restated Technical Consulting and Services Agreement between a wholly owned subsidiary of the Registrant and an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 4.7 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

4.8

Translation of Executed Form of Amended and Restated Business Loan Agreement between a wholly owned subsidiary of the Registrant and shareholders of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

4.9

Translation of Executed Form of Amended and Restated Exclusive Option Agreement among a wholly owned subsidiary of the Registrant, an Affiliated Chinese Entity of the Registrant and a shareholder of the Affiliated Chinese Entity, as currently in effect (incorporated by reference to Exhibit 4.9 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

4.10

Translation of Executed Form of Amended and Restated Share Pledge Agreement between a wholly owned subsidiary of the Registrant and a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 4.10 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

4.11

Translation of Executed Form of Power of Attorney by a shareholder of an Affiliated Chinese Entity of the Registrant, as currently in effect (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

4.12

Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13

Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.14

Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

Exhibit Number	Document

4.15

Translation of Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 22, 2005)

4.16

Translation of Construction Agreement dated February 13, 2006 between Shanghai No. 1 Construction Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.17

Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.18

Ctrip.com International, Ltd. 2007 Share Incentive Plan, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.19

Summary of key terms of the form revolving credit facility agreement between each of Ctrip Computer Technology (Shanghai) Co., Ltd., Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. and our consolidated affiliated Chinese entity, Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (formerly Shanghai Huacheng Southwest Travel Agency Co., Ltd.), and China Merchants Bank, Shanghai Branch (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.20

Purchase Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.21

Registration Rights Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.22

Sale and Purchase Agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-3 (file no. 333-165150) filed with the Securities and Exchange Commission on March 2, 2010)

4.23

Subscription Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(A) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.24

Share Purchase Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and the selling shareholders named therein (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.25

Investor and Registration Rights Agreement dated March 12 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.26

Translation of Construction Contract as of February 2012 between Chengdu Ctrip Information Technology Co., Ltd. and Hunan No. 1 Engineering Co., Ltd. (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.27

Translation of Construction Contract dated September 8, 2008 between Ctrip Information Technology (Nantong) Co., Ltd. and Shanghai No. 1 Construction Co., Ltd. (incorporated by reference to Exhibit 4.28 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

Exhibit Number	Document

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

4.31

Translation of Framework Agreement for Purchase and Sale of First Underground Floor of Building A and the Whole Building B of Hongqiao International Technology Square dated September 25, 2013 among Shanghai Hongqiao Linkong Technology Development Co., Ltd., Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huanji Digital Technology Co., Ltd.

4.32	Indenture, dated October 10, 2013, constituting US$800.0 million 1.25% Convertible Senior Notes due 2018

4.33*

Translation of Framework Agreement for purchase of certain premises and certain auxiliary facilities in Sky SOHO dated September 26, 2014 among Ctrip Travel Network Technology (Shanghai) Co., Ltd., SOHO (Shanghai) Investment Co., Ltd. and other affiliates of the company.

4.34*

Convertible Note Purchase Agreement for purchase of US$500 million 1.00% convertible note due 2019 dated August 7, 2014 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. (incorporated by reference to Exhibit 2 from Schedule 13D (file no. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on September 29, 2014)

4.35*

Amended and Restated Standstill Agreement dated September 15, 2014 between Ctrip.com International, Ltd. and The Priceline Group Inc. (incorporated by reference to Exhibit 3 from Schedule 13D (file no. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on September 29, 2014)

4.36*

Translation of Investment Agreement for acquisition of a minority stake in Tongcheng Network Technology Share Co., Ltd. dated April 28, 2014 between Shanghai Ctrip International Travel Service Co., Ltd., Tongcheng Network Technology Co., Ltd. and other parties thereto

4.37*	The Secured Credit Agreement dated December 29, 2014 between Ctrip Investment Holding Ltd and Exquisite Marine Ltd.

8.1*	List of Significant Consolidated Entities of the Registrant

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

Date: April 27, 2015

CTRIP.COM INTERNATIONAL, LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ctrip.com International, Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. (the “Company”) and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Report of Management on Internal Control over Financial Reporting appearing in Item 15 in the accompanying Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 27, 2015

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Revenues:
Accommodation reservation	1,702,500,571	2,214,170,887	3,201,426,933	515,976,362
Transportation ticketing	1,690,285,903	2,161,784,259	2,950,072,484	475,465,378
Packaged-tour	689,660,631	935,684,729	1,055,369,205	170,094,640
Corporate travel	199,756,068	266,988,534	373,407,012	60,182,286
Others	126,989,085	138,388,653	192,281,473	30,990,148
Total revenues	4,409,192,258	5,717,017,062	7,772,557,107	1,252,708,814
Less: business tax and related surcharges	(250,401,009)	(330,271,520)	(425,638,738)	(68,600,512)
Net revenues	4,158,791,249	5,386,745,542	7,346,918,369	1,184,108,302

Cost of revenues	(1,037,791,093)	(1,386,767,067)	(2,100,606,413)	(338,556,299)

Gross profit	3,121,000,156	3,999,978,475	5,246,311,956	845,552,003

Operating expenses:
Product development	(911,904,722)	(1,245,719,192)	(2,321,348,753)	(374,133,506)
Sales and marketing	(984,002,165)	(1,269,412,720)	(2,214,209,719)	(356,865,828)
General and administrative	(570,487,457)	(646,404,879)	(861,550,628)	(138,856,756)
Total operating expenses	(2,466,394,344)	(3,161,536,791)	(5,397,109,100)	(869,856,090)
Income/(loss) from operations	654,605,812	838,441,684	(150,797,144)	(24,304,087)

Interest income	177,144,144	200,068,533	304,583,544	49,089,956
Interest expense	(11,344,180)	(57,043,756)	(162,354,675)	(26,166,824)
Other income (net)	130,287,943	163,122,374	144,006,435	23,209,624
Income before income tax expense, equity in income of affiliates and non-controlling interests	950,693,719	1,144,588,835	135,438,160	21,828,669

Income tax expense	(294,525,956)	(293,740,322)	(130,821,156)	(21,084,543)
Equity in income of affiliates	34,343,000	55,554,072	87,005,341	14,022,716
Net income	690,510,763	906,402,585	91,622,345	14,766,842

Net loss attributable to non-controlling interests	23,895,101	91,917,099	151,117,436	24,355,710
Net income attributable to Ctrip’s shareholders	714,405,864	998,319,684	242,739,781	39,122,552

Net income	690,510,763	906,402,585	91,622,345	14,766,842
Other comprehensive income:
Foreign currency translation	21,039,744	(14,167,524)	(66,759,799)	(10,759,727)
Unrealized securities holding gains , net of tax	92,647,858	445,580,779	137,704,595	22,193,952
Total comprehensive income	804,198,365	1,337,815,840	162,567,141	26,201,067

Comprehensive loss attributable to non-controlling interests	23,895,101	91,917,099	151,117,436	24,355,710
Comprehensive income attributable to Ctrip’s shareholders	828,093,466	1,429,732,939	313,684,577	50,556,777

Earnings per ordinary share
— Basic	20.87	30.34	7.08	1.14
— Diluted	19.92	26.63	6.35	1.02

Earnings per ADS
— Basic	5.22	7.58	1.77	0.29
— Diluted	4.98	6.66	1.59	0.26

Weighted average ordinary shares outstanding
— Basic shares	34,236,761	32,905,601	34,289,170	34,289,170
— Diluted shares	36,090,785	38,069,841	38,207,858	38,207,858

Share-based compensation included in Operating expense above is as follows:
Product development	132,583,177	138,668,196	184,664,576	29,762,527
Sales and marketing	55,892,394	49,104,528	54,391,508	8,766,320
General and administrative	243,245,751	250,156,753	257,587,405	41,515,554

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

	2013	2014	2014
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	7,138,344,814	5,300,887,799	854,348,032
Restricted cash	739,543,614	836,394,951	134,802,397
Short-term investment	3,635,090,955	6,438,854,587	1,037,754,986
Accounts receivable, net	1,518,230,029	1,826,765,949	294,421,228
Due from related parties	21,774,669	10,568,937	1,703,404
Prepayments and other current assets	1,215,756,287	2,469,707,335	398,044,569
Deferred tax assets, current	96,979,500	193,503,366	31,187,082
Total current assets	14,365,719,868	17,076,682,924	2,752,261,698

Long-term deposits and prepayments	559,185,652	306,661,011	49,424,783
Long-term loan receivable	178,584,102	192,871,939	31,085,314
Long-term receivables due from related parties	8,166,667	510,039,284	82,203,411
Land use rights	107,476,794	104,568,868	16,853,442
Property, equipment and software	1,412,943,693	5,220,626,461	841,412,252
Investments	2,857,213,480	5,318,756,447	857,227,935
Goodwill	972,531,184	1,892,507,708	305,016,876
Intangible assets	356,653,022	668,202,371	107,694,673
Total assets	20,818,474,462	31,290,917,013	5,043,180,384

LIABILITIES
Current liabilities:
Short-term debt	774,599,341	3,560,488,641	573,846,604
Accounts payable	1,637,545,824	2,304,111,525	371,355,369
Due to related parties	11,216,780	17,049,103	2,747,817
Salary and welfare payable	257,641,763	525,157,105	84,639,961
Taxes payable	315,299,656	339,452,319	54,709,783
Advances from customers	2,451,931,450	3,937,477,522	634,606,183
Accrued liability for customer reward program	284,668,935	430,852,908	69,440,884
Other payables and accruals	635,104,949	1,600,113,658	257,891,508
Total current liabilities	6,368,008,698	12,714,702,781	2,049,238,109

Deferred tax liabilities, non-current	63,197,155	132,506,644	21,356,194
Long-term Debt	5,657,182,650	8,065,980,000	1,300,000,000

Total liabilities	12,088,388,503	20,913,189,425	3,370,594,303

Commitments and contingencies (Note 21)

Shareholders’ equity
Share capital (US$0.01 par value; 100,000,000 shares authorized, 33,828,251 and 35,146,982 shares issued and outstanding as of December 31, 2013 and 2014, respectively.)	3,033,490	3,085,272	497,256
Additional paid-in capital	4,088,484,766	4,828,021,816	778,135,870
Statutory reserves	118,449,230	134,098,747	21,612,795
Accumulated other comprehensive income	372,634,580	443,579,376	71,492,018
Retained earnings	5,498,934,733	5,726,024,997	922,867,711
Less: Treasury stock (3,777,087 and 3,323,262 shares as of December 31, 2013 and 2014, respectively.)	(1,551,141,268)	(1,605,630,913)	(258,780,729)
Total Ctrip’s shareholders’ equity	8,530,395,531	9,529,179,295	1,535,824,921

Non-controlling interests	199,690,428	848,548,293	136,761,160

Total shareholders’ equity	8,730,085,959	10,377,727,588	1,672,586,081

Total liabilities and shareholders’ equity	20,818,474,462	31,290,917,013	5,043,180,384

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Ordinary shares (US$0.01 par value)				Accumulated
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	Treasury stock -	Treasury	Total Ctrip’s shareholders’	Non-controlling	Total shareholders’
	outstanding	value	capital	reserves	income/(loss)	earnings	shares	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB

Balance as of December 31, 2011	35,849,473	2,939,527	3,465,924,424	98,049,668	(172,466,277)	3,806,608,747	242,832	(158,761,225)	7,042,294,864	102,770,969	7,145,065,833
Issuance of common stock pursuant to share incentive plan	627,635	39,617	93,215,551	—	—	—	—	—	93,255,168	—	93,255,168
Share-based compensation	—	—	429,165,035	—	—	—	—	—	429,165,035	—	429,165,035
Appropriations to statutory reserves	—	—	—	5,172,844	—	(5,172,844)	—	—	—	—	—
Repurchasing common stock	(4,122,474)	—	—	—	—	—	4,122,474	(1,733,127,675)	(1,733,127,675)	—	(1,733,127,675)
Foreign currency translation adjustments	—	—	—	—	21,039,744	—	—	—	21,039,744	—	21,039,744
Unrealized securities holding gains	—	—	—	—	92,647,858	—	—	—	92,647,858	—	92,647,858
Purchasing of Purchased Call Option	—	—	(346,009,222)	—	—	—	—	—	(346,009,222)	—	(346,009,222)
Sale of Issued Warrants	—	—	167,503,950	—	—	—	—	—	167,503,950	—	167,503,950
Purchasing and settlement Capped Call Option	—	—	4,809,282	—	—	—	—	—	4,809,282	—	4,809,282
Net income/(loss)	—	—	—	—	—	714,405,864	—	—	714,405,864	(23,895,101)	690,510,763
Disposal of a stake of shares of a subsidiary	—	—	17,577,884	—	—	—	—	—	17,577,884	2,674,521	20,252,405
Issuance of convertible preferred shares by a subsidiary	—	—	—	—	—	—	—	—	—	67,243,193	67,243,193
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	12,000,000	12,000,000
Acquisition of additional stake in a subsidiary	—	—	(13,930,677)	—	—	—	—	—	(13,930,677)	(65,546,044)	(79,476,721)
Balance as of December 31, 2012	32,354,634	2,979,144	3,818,256,227	103,222,512	(58,778,675)	4,515,841,767	4,365,306	(1,891,888,900)	6,489,632,075	95,247,538	6,584,879,613

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Ordinary shares (US$0.01 par value)				Accumulated
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	Treasury stock -	Treasury	Total Ctrip’s shareholders’	Non-controlling	Total shareholders’
	outstanding	value	capital	reserves	income/(loss)	earnings	shares	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Issuance of common stock pursuant to share incentive plan	885,398	54,346	194,142,177	—	—	—	—	—	194,196,523	—	194,196,523
Share-based compensation	—	—	440,992,258	—	—	—	—	—	440,992,258	—	440,992,258
Appropriations to statutory reserves	—	—	—	15,226,718	—	(15,226,718)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(14,167,524)	—	—	—	(14,167,524)	—	(14,167,524)
Unrealized securities holding gains	—	—	—	—	445,580,779	—	—	—	445,580,779	—	445,580,779
Purchasing of Purchased Call Option	—	—	(842,694,944)	—	—	—	—	—	(842,694,944)	—	(842,694,944)
Sale of Issued Warrants	—	—	470,838,904	—	—	—	—	—	470,838,904	—	470,838,904
Early Termination of Call Option	—	—	70,270,919	—	—	—	—	—	70,270,919	—	70,270,919
Early Conversion of Convertible Notes	588,219	—	(63,288,632)	—	—	—	(588,219)	340,747,632	277,459,000	—	277,459,000
Net income / (loss)	—	—	—	—	—	998,319,684	—	—	998,319,684	(91,917,099)	906,402,585
Issuance of convertible preferred shares by a subsidiary	—	—	—	—	—	—	—	—	—	132,709,989	132,709,989
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	63,700,000	63,700,000
Acquisition of additional stake in subsidiaries	—	—	(32,143)	—	—	—	—	—	(32,143)	(50,000)	(82,143)
Balance as of December 31, 2013	33,828,251	3,033,490	4,088,484,766	118,449,230	372,634,580	5,498,934,733	3,777,087	(1,551,141,268)	8,530,395,531	199,690,428	8,730,085,959

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Ordinary shares (US$0.01 par value)				Accumulated
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	Treasury stock -	Treasury	Total Ctrip’s shareholders’	Non-controlling	Total shareholders’
	outstanding	value	capital	reserves	income/(loss)	earnings	shares	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Issuance of common stock pursuant to share incentive plan	835,042	51,483	221,534,465	—	—	—	—	—	221,585,948	—	221,585,948
Share-based compensation	—	—	496,643,489	—	—	—	—	—	496,643,489	—	496,643,489
Appropriations to statutory reserves	—	—	—	15,649,517	—	(15,649,517)	—	—	—	—	—
Repurchasing common stock	(392,306)	—	—	—	—	—	392,306	(446,155,147)	(446,155,147)	—	(446,155,147)
Foreign currency translation adjustments	—	—	—	—	(66,759,799)	—	—	—	(66,759,799)	—	(66,759,799)
Unrealized securities holding gains	—	—	—	—	137,704,595	—	—	—	137,704,595	—	137,704,595
Early Conversion of Convertible Notes	846,131	—	8,945,339	—	—	—	(846,131)	391,665,502	400,610,841	—	400,610,841
Net income / (loss)	—	—	—	—	—	242,739,781	—	—	242,739,781	(151,117,436)	91,622,345
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	(280,075)	(280,075)
Issuance of convertible preferred shares by a subsidiary	—	—	—	—	—	—	—	—	—	186,057,768	186,057,768
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	658,466,145	658,466,145
Acquisition of additional stake in subsidiaries	29,864	299	12,413,757	—	—	—	—	—	12,414,056	(44,268,537)	(31,854,481)
Balance as of December 31, 2014	35,146,982	3,085,272	4,828,021,816	134,098,747	443,579,376	5,726,024,997	3,323,262	(1,605,630,913)	9,529,179,295	848,548,293	10,377,727,588

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	690,510,763	906,402,585	91,622,345	14,766,842
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	431,721,322	437,929,477	496,643,489	80,044,401
Equity in income of affiliates	(34,343,000)	(55,554,072)	(87,005,341)	(14,022,716)
Gain on deconsolidation of subsidiaries	(44,432,052)	—	(789,193)	(127,195)
Loss from disposal of property, equipment and software	653,191	11,946,443	3,751,452	604,624
Gain on disposal of cost method investment	—	(4,014,829)	—	—
Gain on disposal of equity investment	—	(592,742)	—	—
Loss from disposal of a subsidiary	—	—	1,529,046	246,437
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition	—	—	(100,185,800)	(16,147,020)
Loss from impairment of long-term investment	—	—	33,000,000	5,318,635
Provision for doubtful accounts	376,164	2,842,681	11,737,580	1,891,755
Depreciation of property, equipment and software	88,462,807	110,494,928	173,786,973	28,009,376
Amortization of intangible assets and land use rights	10,538,382	10,545,854	8,334,028	1,343,202
Deferred income tax benefit	(22,757,864)	(35,871,972)	(97,573,997)	(15,726,073)
Changes in current assets and liabilities net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions :
Increase in accounts receivable	(193,874,838)	(487,446,257)	(261,973,182)	(42,222,413)
(Increase)/Decrease in due from related parties	(333,610)	(12,363,165)	2,352,014	379,076
Increase in prepayments and other current assets	(118,239,096)	(398,015,862)	(1,218,273,146)	(196,349,990)
(Increase) /Decrease in long-term deposits	(7,479,664)	19,406,141	(27,406,657)	(4,417,151)
Increase in accounts payable	255,160,851	537,669,487	585,953,759	94,438,603
Increase in due to related parties	1,677,658	583,234	6,057,681	976,321
Increase in salary and welfare payable	85,511,674	25,720,555	259,440,083	41,814,151
Increase/(Decrease) in taxes payable	(3,054,768)	98,025,837	23,797,376	3,835,441
Increase in advances from customers	310,497,590	1,001,717,032	1,469,414,155	236,826,573
Increase in accrued liability for customer reward program	55,805,114	67,120,782	146,183,973	23,560,580
Increase in other payables and accruals	147,967,182	216,281,215	438,207,218	70,626,182

Net cash provided by operating activities	1,654,367,806	2,452,827,352	1,958,603,856	315,669,641

Cash flows from investing activities:
Purchase of property, equipment and software	(543,123,309)	(651,765,217)	(4,788,676,371)	(771,794,535)
Cash paid for long-term investments	—	(965,421,399)	(2,078,378,807)	(334,973,858)
Cash paid for acquisition, net of cash acquired	(29,018,885)	(119,739,607)	(130,124,251)	(20,972,223)
Purchase of intangible assets	—	—	(9,000,000)	(1,450,537)
(Increase) /Decrease in restricted cash	(558,620,548)	31,954,414	(94,988,241)	(15,309,326)
Decrease/ (Increase) in short-term investment	(123,698,692)	(2,219,940,665)	(2,799,807,028)	(451,246,983)
Increase in long-term loan receivable	—	(178,584,102)	—	—
Decrease in long-term receivables due from related parties	—	—	496,368,000	80,000,000
Cash received from disposal of equity investment	—	4,209,926	—	—
Cash received from disposal of cost method investment	—	13,142,920	—	—
Cash received from deconsolidation of a subsidiary, net of cash disposed	—	—	45,569,216	7,344,424
Cash received from disposal of a subsidiary net of cash disposed	14,556,966	—	(7,373,416)	(1,188,379)

Net cash used in investing activities	(1,239,904,468)	(4,086,143,730)	(9,366,410,898)	(1,509,591,417)

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loans	453,478,628	321,120,713	2,325,694,972	374,833,990
Proceeds from exercise of share options	81,911,154	180,261,090	184,579,173	29,748,763
Repurchase of common stock	(1,733,127,675)	—	(446,155,147)	(71,907,157)
Cash paid to non-controlling investors	(40,289,731)	(82,143)	(36,792,354)	(5,929,851)
Cash received from non-controlling investors in connection with the establishment of subsidiary	—	—	139,393,178	22,466,102
Proceeds from issuance convertible preferred shares by a subsidiary	63,709,828	132,709,989	186,475,640	30,054,418
Proceeds from issuance of senior convertible notes, net of issuance costs	1,097,195,400	4,723,511,720	3,069,000,000	494,633,014
Proceeds from sale of warrants	167,503,950	470,838,904	—	—
Purchase of Purchased Call Option	(346,009,222)	(842,694,944)	—	—
Cash inflow (outflow) for Capped equity	(259,935,853)	264,745,135	—	—
Early Termination of Call Option	—	70,270,919	—	—
Convertible Notes early conversion	—	(4,706,419)	—	—

Net cash (used in) provided by financing activities	(515,563,521)	5,315,974,964	5,422,195,462	873,899,279

Effect of foreign exchange rate changes on cash and cash equivalents	19,204,727	34,153,266	148,154,565	23,878,182

Net increase (decrease) in cash and cash equivalents	(81,895,456)	3,716,811,852	(1,837,457,015)	(296,144,315)
Cash and cash equivalents, beginning of year	3,503,428,418	3,421,532,962	7,138,344,814	1,150,492,347
Cash and cash equivalents, end of year	3,421,532,962	7,138,344,814	5,300,887,799	854,348,032

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	350,444,946	271,482,184	261,734,551	42,183,952
Cash paid for interest, net of amounts capitalized	3,364,678	19,276,294	31,144,846	5,019,638

Supplemental schedule of non-cash investing and financing activities
Receivables incurred for disposal of investment	—	12,250,000	—	—
Conversion of convertible senior notes	—	—	400,610,842	64,566,748
Non-cash consideration paid for business acquisitions and investments	—	—	(169,784,697)	(27,364,326)
Accruals related to purchase of property, equipment and software	(34,450,253)	(37,038,698)	(258,632,797)	(41,684,040)
Unpaid cash consideration for business acquisitions (Note 2)	(19,742,776)	(23,773,221)	(306,966,884)	(49,474,081)

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

The Group is principally engaged in the provision of travel related services including accommodation reservation, transportation ticketing, packaged-tour, corporate travel management services, as well as, to a much lesser extent, Internet-related advertising and other related services.

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

The following is a summary of the Company’s major VIEs and VIEs’ subsidiaries:

Name of VIE and VIEs’ subsidiaries	Date of establishment/acquisition

Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000
Beijing Ctrip International Travel Agency Co., Ltd. (“Beijing Ctrip”)	Acquired on January 15, 2002
Guangzhou Ctrip International Travel Agency Co., Ltd. (“Guangzhou Ctrip”)	Established on April 28, 2003
Shanghai Ctrip International Travel Agency Co., Ltd. (“Shanghai Ctrip” formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.)	Acquired on September 23, 2003
Shenzhen Ctrip Travel Agency Co., Ltd. (“Shenzhen Ctrip”)	Established on April 13, 2004
Ctrip Insurance Agency Co., Ltd. (“Ctrip Insurance”)	Established on July 25, 2011
Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (“Shanghai Huacheng” formerly Shanghai Huacheng Southwest Travel Agency Co., Ltd.)	Established on March 13, 2001
Chengdu Ctrip Travel Agency Co., Ltd. (“Chengdu Ctrip”)	Established on January 8, 2007
Chengdu Ctrip International Travel Agency Co., Ltd. (“Chengdu Ctrip International”)	Established on November 4, 2008

For the years ended December 31, 2012, 2013 and 2014, the Company is considered the primary beneficiary of a VIE or VIEs’ subsidiary and consolidated the VIE or VIEs’ subsidiary if the Company had variable interests, that will absorb the entity’s expected losses, receive the entity’s expected residual returns, or both.

Major variable interest entities and their subsidiaries

As of December 31, 2014, the Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs’ subsidiaries as stated in above. These VIEs and VIEs’ subsidiaries are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the People’s Republic of China (“PRC”) where foreign ownership is restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB30,000,000 as of December 31, 2014.

Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A senior officer of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip was RMB40,000,000 as of December 31, 2014.

Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip was RMB3,000,000 as of December 31, 2014.

Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. In September 2012, the Company purchased of the ownership interests from the unrelated minority shareholder and effected a simultaneous reduction of capital of Shanghai Ctrip. Upon completion of the above transactions, a senior officer of the Company control 100% of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip was RMB10,000,000 as of December 31, 2014.

Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip was RMB2,500,000 as of December 31, 2014.

Ctrip Insurance is an insurance agency incorporated in Shanghai, the PRC. Ctrip Insurance was established in July 2011. Ctrip Insurance holds an insurance agency business license. Shanghai Ctrip Commerce and Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”) hold 100% of the equity interest in Ctrip Insurance. The registered capital of Ctrip Insurance was RMB50,000,000 as of December 31, 2014.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of December 31, 2014.

Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB11,500,000 as of December 31, 2014.

Chengdu Ctrip International is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip International holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip International. The registered capital of Chengdu Ctrip International was RMB2,000,000 as of December 31, 2014.

The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.

As of December 31, 2014, the Company has various agreements with its consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

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

Amended and Restated Technical Consulting and Services Agreement: Ctrip Computer Technology, Ctrip Travel Network and Ctrip Travel Information provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. In consideration for our services, our affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2014, our affiliated Chinese entities paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB2 (US$0.3) to RMB19 (US$3) per ticket and from RMB8 (US$1) to RMB58 (US$9) per person per tour. Although the service fees are typically determined based on the number of air tickets sold and packaged tour products sold, given the fact that the nominee shareholders of our affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our affiliated Chinese entities in the form of service fees. The services fees paid by all of our affiliated Chinese entities as a percentage of their total net income were 82.7%, 105.9% and 109.4% for the years ended December 31, 2012, 2013 and 2014. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable affiliate Chinese entity.

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

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released for public comments a proposed PRC law (the “Draft FIE Law”) which includes VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) and may be subject to restrictions under existing PRC law on foreign investment in certain categories of industries. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership on equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Company’s VIE arrangements, and as a result the Company’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are  PRC citizens. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations or under the Draft FIE Law if it becomes effective, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air-ticketing, travel agency or advertising businesses. Any of these actions could cause significant disruption to the Company’s business operations, and have a severe adverse impact on the Company’s cash flows, financial position and operating performance. If the imposing of these penalties cause the Company to lose its rights to direct the activities of and receive economic benefits from its VIEs, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs.

Summary financial information of the Group’s VIEs in the consolidated financial statements

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB514 million as of December 31, 2014. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Summary financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows:

	As of December 31,
	2013	2014
	RMB	RMB
Total assets	5,982,258,881	13,495,852,174
Less: Inter-company receivables	(373,041,663)	(1,424,351,080)
Total assets excluding inter-company	5,609,217,218	12,071,501,094
Total liabilities	5,287,287,035	12,509,239,945
Less: Inter-company payables	(1,442,636,737)	(6,133,068,354)
Total liabilities excluding inter-company	3,844,650,298	6,376,171,591

As of December 31, 2013 and 2014, the VIEs’ assets mainly consisted of short-term investment (December 31, 2013: RMB1.6 billion, December 31, 2014: RMB 3.1 billion), cash and cash equivalent (December 31, 2013: RMB1.5 billion, December 31, 2014: RMB 2.6 billion), prepayments and other current assets (December 31, 2013: RMB912 million, December 31, 2014: RMB2.0 billion), investments (non-current) (December 31, 2013: RMB73 million, December 31, 2014: RMB1.6 billion) and accounts receivables (December 31, 2013: RMB1.1 billion, December 31, 2014: RMB1.4 billion). The inter-company receivables of RMB373 million and RMB RMB1.4 billion as of December 31, 2013 and 2014 mainly represented the cash paid by a VIE to one of the Company’s WFOEs for treasury cash management purpose.

As of December 31, 2013 and 2014, the VIEs’ liabilities mainly consisted of advance from customers (December 31, 2013: RMB2.1 billion , December 31, 2014: RMB3.5 billion), accounts payable (December 31, 2013: RMB1.3 billion, December 31, 2014: RMB1.8 billion), other payables and accruals (December 31, 2013: RMB181 million, December 31, 2014: RMB588 million), salary and welfare payable (December 31, 2013: RMB119 million, December 31, 2014: RMB195 million) and taxes payable (December 31, 2013: RMB46 million, December 31, 2014: RMB45 million). The inter-company payables as of December 31, 2013 and 2014 were RMB1.4 billion and RMB6.1 billion, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited (“Ctrip HK”), one of the Company’s wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIEs’ subsidiary and the service fees payable to the WFOEs under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries’ perspectives.

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Net revenues	2,465,286,325	3,137,211,893	4,138,380,618
Cost of revenues	644,886,101	904,328,902	1,252,538,920
Net income / (loss)	198,929,052	(74,463,933)	(87,193,139)

As aforementioned, the VIEs mainly conduct air-ticketing, travel agency, advertising and value-added telecommunication businesses. Revenues from VIEs accounted for around 56% of the Company’s total revenues in 2014. The air-ticketing and packaged-tour revenues continued to increase in 2014, primarily driven by the increase in the air-ticketing volume and leisure travel volume.

The VIEs’ net income before the deduction of the inter-company consulting fee charges were RMB1.1 billion, RMB1.3 billion and RMB1.1 billion for the years ended December 31, 2012, 2013 and 2014, respectively.

The amount of service fees paid by all the VIEs as a percentage of the VIEs’ total net income were 82.7%, 105.9%and 109.4% for the years ended December 31, 2012, 2013 and 2014, respectively.

The WFOEs are the sole and exclusive provider of technical consulting and related services and information services for the VIEs. Pursuant to the Exclusive Technical Consulting and Service Agreements, the VIEs pay service fees to the WFOEs based on the VIEs’ actual operating results. The WFOEs are entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs and VIEs’ subsidiaries to the WFOEs. The WFOEs did not request service fee payments of RMB286 million from Chengdu Ctrip and Chengdu Ctrip International during the years ended December 31 2012, primarily for tax planning purpose. In 2013, Chengdu Ctrip and Chengdu Ctrip International started to pay service fee to WFOEs, and the retained earnings of 2013 and 2014 have been transferred to the WFOEs, respectively. For remaining undistributed retained earnings, tax planning strategies are in place to support their enterprise income tax free treatment.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Foreign currencies

The Group’s reporting currency is RMB. The Company’s functional currency is US$. The Company’s operations are conducted through the subsidiaries and VIEs where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into RMB.

Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People’s Bank of China (the “PBOC”), the Hong Kong Association of Banks (the “HKAB”) or major Taiwan banks, prevailing or averaged at the dates of the transaction for PRC and Hong Kong subsidiaries and ezTravel, a Taiwan subsidiary respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates quoted by the PBOC, HKAB or banks located in Taiwan at the balance sheet dates. All such exchange gains and losses are included in the statements of income.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2046 on December 31, 2014, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2014, or at any other rate.

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

Construction in progress is stated at cost. Construction in progress mainly refers to costs associated with the purchase of building in Shanghai Sky SOHO and construction of information and technology center in Chengdu before the buildings are put into service. All direct costs related to the new buildings are capitalized as construction in progress until it is substantially completed and available for use.

Investments

The Company investments include cost method investments, equity method investments and available-for-sale investments in certain publicly traded companies and privately-held companies.

Cost method is used for investments over which the Company does not have the ability to exercise significant influence. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received. In October 2013, the Company contributed cash in return for 5% equity shares in Zhong An Online Property Insurance Co., Ltd. (“Zhong An Online”). In December 2013, the Company acquired approximately 4% equity shares in Keystone Lodging Holdings Limited (“Keystone”), which in 2013 merged with 7 Days Group Holdings Limited (“7 Days”), a leading economy hotel chain based in China. In 2014, dividends of RMB39 million are received from Keystone. Cost method of accounting was applied to both transactions due to lack of ability to exercise significant influence (Note 8). No new cost method investment transactions have occurred in 2014.

The Company applies equity method in accounting for our investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. In 2008, the Company acquired equity interest in Homeinns Hotel Group (“Homeinns” formerly Home Inns & Hotels Management Inc.) and on May 21, 2009, the Company started to have the ability to exercise significant influence and meeting requirement to apply equity method of accounting. In 2014, through a series of transactions, the Company culminated 35% share capital of Skyseas Holding International Ltd. (“Skyseas”) and provided a loan of US$80 million to Skyseas to finance its purchase of a cruise ship. The Company therefore has the ability to exercise significant influence on Skyseas and applied equity method to account for the investment (Note 8). Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Company classifies its investments in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available-for-sale” and reported at fair value through other comprehensive income. The Company has designated its investment in commons shares of China Lodging Group, Limited (“Hanting”), Tuniu Corporation (“Tuniu”) and eHi Car Services Limited(“eHi”) as available-for-sale equity securities, investment in shares with liquidation preference right of Tongcheng Network Technology Share Co., Ltd. (“LY.com”) and a travel agency focusing on teenager market as available-for-sale equity securities and its investments in convertible redeemable preferred shares (“Preferred Share”) of Easy Go Inc.(“Easy Go”), Dining Secretary China Limited (“Dining Secretary”) , Happy City Holdings Limited(“Happy City”) and a big-data advertisement company as available-for-sale debt securities in accordance with Accounting Standard Codification (“ASC”) 320-10, respectively (Note 8). Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurement of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, due from related parties, available-for-sale investments, accounts payable, due to related parties, advances from customers, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2013 and 2014, carrying values of these financial instruments except for short-term investments and available-for-sale investments approximated their fair values because of their generally short maturities, and the carrying value of the long-term debts also approximates their fair value, as they bear interest at rates determined based on prevailing interest rates in the market. The Company reports short-term investments and available-for-sale investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income.

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

Business combination

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. From January 1, 2009, the Group adopted ASC 805, “Business combinations”. Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of income and comprehensive income.

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

Acquisitions

Wing On Travel

In May 2010, to develop and expand our overseas business, our wholly-owned subsidiary C-Travel, a Cayman Island company, successfully completed the transaction to acquire 90% of the issued share capital of Wing On Travel’s travel service segment, a Hong Kong based travel service provider that offers packaged-tours as well as air tickets and hotel reservation services. We obtained control over Wing On Travel and have consolidated its financial statements since then. The total purchase price for the transaction is approximately RMB598 million (US$88 million). The cash payment is approximately RMB454 million (approximately US$68 million) after the Company assumed net current liability of Wing On Travel as of acquisition date. In February, 2012, Ctrip acquired the remaining 10% of the issued share capital of Wing On Travel’s travel service segment as operated through HKWOT (BVI) Limited, at a consideration of approximately RMB60 million (US$9.4 million). The purchase of the remaining 10% non-controlling interests was initiated by the Company is treated as an equity transaction. The difference between the book value of the 10% non-controlling interests and the cash consideration of Rmb21.7 million was recorded as additional paid in capital. Upon completion of this share purchase, Ctrip holds 100% of the share capital of Wing On Travel. Based on the Company’s assessment, financial results of Wing On Travel were not considered material to the Group for the years ended December 31, 2012, 2013 and 2014.

Travel agencies

The Company completed several transactions to acquire controlling shares of certain travel agencies to enrich its products and to expand business. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with purchasing similar assets and liabilities in similar industries. The amount excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill.

In August, 2013, the Company completed the transaction to acquire controlling shares of a B2B hotel reservation company. The purchase consideration is approximately RMB47 million (US$8 million). The financial results of the acquired entity have been included in the Company’s consolidated financial statements since the acquisition date. In February, 2014, Ctrip acquired the remaining share capital of this B2B hotel reservation company at a consideration of approximately RMB44 million (US$7 million). The purchase of the remaining non-controlling interests initiated by the Company was treated as an equity transaction. The difference between the book value of the remaining non-controlling interests and the cash consideration was recorded as additional paid in capital. Upon completion of this share purchase, Ctrip holds 100% of the share capital of the B2B hotel reservation company.

In August, 2013, the Company completed the transaction to acquire 100% of the share capital of a wholesaler operated hotel reservation and air ticketing services. The purchase consideration is HK$125 million (US$16 million).

In January, 2014, the Company completed the transaction to acquire a 51% controlling interest of an online trip package service provider. The purchase consideration is RMB139 million (US$23 million). The results of the acquired entity’s operations have been included in the consolidated financial statements of the Company since the acquisition date. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. The non-controlling interest represents the fair value of the 49% equity interest not held by the Company:

RMB
Net assets	13,176,760
Identifiable intangible assets — trademark and domain	61,564,134
Deferred tax liabilities	(9,234,620)
Non-controlling interests	(134,009,200)
Goodwill	207,981,890
Total purchase consideration	139,478,964

In December, 2014, the Company completed the transaction to acquire approximately 43% equity stake and obtained majority voting power of an offline travel agency. The purchase consideration is approximately RMB308 million (US$50 million). As of December 31, 2014, the total unpaid consideration was amounted to RMB 196 million and will be paid in 2015. The financial results of the acquired entity have been included in the Company’s consolidated financial statements since the acquisition date. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB
Net assets (including the cash acquired of RMB142 million)	164,411,042
Identifiable intangible assets – customer list	69,700,000
Identifiable intangible assets – trademark	174,800,000
Deferred tax liabilities	(61,125,000)
Non-controlling interests	(370,656,000)
Goodwill	330,669,958
Total purchase consideration	307,800,000

A technology company focusing on hotel customer reviews

In November 2013, the Company completed the transaction to acquire 35% equity shares in a technology company focusing on hotel customer reviews. The Company applied equity method to account for the investment. The total investment cost is RMB 29 million.

In October, 2014, the Company acquired the remaining 65% equity shares and obtained control with total purchase consideration of approximately RMB240 million which includes the cash consideration of RMB 115 million and the swapped non-controlling interest of one of the Company’s subsidiaries with the fair value of RMB 125 million. The Company also recognized a gain from the re-measurement of its previously held 35% equity interest to the fair value with amount of RMB100 million. As of December 31, 2014, the total unpaid cash consideration was RMB 97 million and will be paid in 2015. The financial results of the acquired company have been included in the Company’s consolidated financial statements since the date the Company obtained control and were not significant to the Company for the year ended December 31, 2014. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB
Net assets	2,134,170
Goodwill	366,884,722
Previously held equity interest	(129,360,000)
Total purchase consideration	239,658,892

Based on the Company’s assessment, financial results of the above mentioned acquired companies were not considered material to the Group for the years ended December 31, 2013 and 2014.

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

As of December 31, 2014, the step one analysis performed indicated that the fair value of the Company’s reporting units was substantially greater than the respective carrying value. There was no impairment of goodwill during the years ended December 31, 2012, 2013 and 2014. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology patent and a cross-border travel agency license as of December 31, 2013 and 2014. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2013 and 2014. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

The Company reviews intangible assets with indefinite lives annually for impairment.

No impairment on other intangible assets was recognized for the years ended December 31, 2012, 2013 and 2014.

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

No impairment of long-lived assets was recognized for the years ended December 31, 2012, 2013, and 2014.

Accrued liability for customer reward program

The Group’s customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2013, and 2014, the Group’s accrued liability for its customer reward program amounted to RMB285 million and RMB431 million, respectively, based on the estimated liabilities under the customer reward program. Our expenses for the customer rewards program were approximately RMB157million, RMB203 million and RMB355 million for the years ended December 31, 2012, 2013 and 2014.

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

The Group presents revenues on a net basis generally. Revenues are recognized at gross amounts received from customers in cases where the Group undertakes the majority of the business risks and acts as principal related to the services provided. The amount of revenues recognized at gross basis was immaterial during the years ended December 31, 2012, 2013 and 2014, respectively.

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to carry out a pilot program of tax reform. Effective January 1, 2012, selected entities within modern service industries will switch from a business tax payer to a value-added tax (‘‘VAT’’) payer. In May 2013, the Ministry of Finance released Circular Caishui [2013] No. 37 to extend the tax reform nationwide. Effective August 1, 2013, entities within transportation service and selected modern service industries will switch from a business tax payer to a VAT payer.

Accommodation reservation services

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

Transportation ticketing services

Transportation ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services. The Group receives commissions from travel suppliers for ticketing services through the Group’s transaction and service platform under various services agreements. Commissions from ticketing services rendered are recognized after tickets are issued. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not assume inventory risks and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled airline ticket reservations is minimal in the past.

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

Other businesses

Other businesses comprise primarily of online advertising services, the sale of Property Management System (“PMS”), and related maintenance service.

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

	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of year	4,974,138	4,351,963	5,896,903
Provision for doubtful accounts	376,164	2,842,681	11,737,580
Write-offs	(998,339)	(1,297,741)	(2,927,299)
Balance at end of period	4,351,963	5,896,903	14,707,184

Cost of revenues

Cost of revenues consists primarily of payroll compensation of customer service center personnel, credit card service fee, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by the Group’s transaction and service platform which are directly attributable to the rendering of the Group’s travel related services and other businesses.

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

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB276 million, RMB538 million and RMB1.2 billion for the years ended December 31, 2012, 2013 and 2014 respectively, are charged to the statements of income as incurred.

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

Share incentive plans

On November 5, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2013 and 2014, 587,596 and 386,310 options were outstanding under the 2005 Option Plan respectively.

On October 17, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options and Restricted Share Units (“RSU”)), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years. RSUs granted under 2007 Incentive Plan have a restricted period for 4 years. As of December 31, 2013 and 2014, 3,543,136 and 4,585,868 options and 623,424 and 1,058,608 RSUs were outstanding under the 2007 Incentive Plan.

Option modification

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

A summary of option activity under the share option plans

The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	5,433,541	85.02	5.59	144,827,231
Granted	961,980	79.55
Exercised	(502,991)	29.39
Forfeited	(71,623)	136.67
Converted to RSU in January 2012	(1,901,372)	91.8
Outstanding at December 31, 2012	3,919,535	64.81	5.14	57,772,345
Granted	945,106	79.70
Exercised	(660,459)	48.05
Forfeited	(73,450)	91.75
Outstanding at December 31, 2013	4,130,732	70.42	4.99	528,988,489
Granted	1,472,449	172.56
Exercised	(573,351)	62.52
Forfeited	(57,652)	117.63
Outstanding at December 31, 2014	4,972,178	101.03	5.17	405,399,251
Vested and expect to vest at December 31, 2014	4,755,245	99.67	5.10	394,059,498
Exercisable at December 31, 2014	2,260,520	65.37	3.36	263,652,339

The Company’s current practice is to issue new shares to satisfy share option exercises.

The expected-to-vest options are the result of applying the pre-vesting forfeiture rate assumptions of 8% to total unvested options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$182 as of December 31, 2014 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2014.

The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 were US$34million US$99 million and US$148 million, respectively.

The following table summarizes information related to outstanding and exercisable options as of December 31, 2014 (in US$, except shares):

	Outstanding			Exercisable
Range of Exercise Prices	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
35.00-44.99	1,092,164	38.03	2.10	1,092,164	38.03	2.10
45.00-58.99	41,007	58.39	0.12	41,007	58.39	0.12
59.00-77.99	1,281,421	76.87	5.99	376,408	75.33	5.89
78.00-96.99	640,510	91.20	4.29	405,003	93.08	3.73
97.00-129.99	427,259	105.57	4.66	324,269	106.44	4.59
130.00-249.99	1,489,817	172.09	7.37	21,669	150.58	4.09
	4,972,178			2,260,520

The weighted average fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was US$38.01, US$38.40 and US$78.10 per share, respectively.

As of December 31, 2014, there was US$129 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.7 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB81,911,154, RMB180,261,090 and RMB184,579,173 for the year ended December 31, 2012, 2013 and 2014, respectively.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the years ended December 31, 2012, 2013 and 2014:

	2012	2013	2014
Risk-free interest rate	0.71%-1.05%	0.69%-0.87%	1.66%-1.75%
Expected life (years)	5.0	5.0	5.0
Expected dividend yield	0%	0%	0%
Volatility	56%	56%	49%-52%
Fair value of options at grant date per share	from US$33.44	from US$37.96	from US$74.98
	to US$42.18	to US$39.69	to US$109.57

A summary of RSUs activities under the share option plans

The Company granted 164,976, 259,365 and 761,514 RSUs to employees with 4 year requisite service period for the years ended December 31, 2012, 2013 and 2014, respectively. In additional, pursuant to the Replacement mentioned above, another 475,343 RSUs replaced the 1,901,372 options initially granted under the 2007 incentive plan.

The following table summarized the Company’s RSUs activities under all option plans (in US$, except shares):

	Number of Shares	Weighted average grant date fair value(US$)
Restricted shares
Outstanding at December 31, 2011	190,916	130.29
Granted	164,976	82.34
Converted from option in January 2012	475,343	—
Exercised	(124,644)	129.84
Forfeited	(60,290)	128.27
Unvested at December 31, 2012	646,301	101.30	*
Granted	259,365	79.23
Exercised	(224,939)	118.54
Forfeited	(57,303)	85.40
Unvested at December 31, 2013	623,424	83.60	*
Granted	761,514	185.40
Exercised	(261,692)	86.82
Forfeited	(64,638)	148.02
Unvested at December 31, 2014	1,058,608	158.55

* It does not include the impact of restricted shares converted from option.

Total share-based compensation cost for the RSUs amounted to US$12.5million, US$13.2 million and US$32.3 million for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, there was US$129 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 2.8 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

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

As of both December 31, 2013 and 2014, the Company did not record any liability for uncertain tax positions. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For 2014 and 2013, the Company did not have any interest and penalties associated with tax positions.

Other income (net)

Other income primarily consists of financial subsidies, investment income and foreign exchange gains/(losses). Financial subsidies from local PRC government authority were recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received. Components of other income for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
	RMB	RMB	RMB
Financial subsidies	90,280,139	119,697,248	132,094,928
Dividends from a cost method investment	—	—	39,036,138
Bank charges	(10,628,266)	(18,940,474)	(49,713,255)
Foreign exchange gains/(losses)	(9,781,057)	32,523,857	(55,930,392)
Reimbursement from the depository	7,914,706	17,507,842	—
Loss from disposal of property, equipment and software	(653,191)	(11,946,443)	—
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition (Note 2)	—	—	100,185,800
Loss from impairment of long-term investment (Note 9)	—	—	(33,000,000)
Gain/(loss) on disposal of cost method investment	—	4,014,829	(1,529,046)
Gain on disposal of equity investment	—	592,742	—
Gain on deconsolidation of subsidiaries	44,432,052	—	789,193
Others	8,723,560	19,672,773	12,073,069
Total	130,287,943	163,122,374	144,006,435

Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and Software Hotel Information, the subsidiaries of the Company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. During the years ended December 31, 2012, 2013, and 2014, appropriations to statutory reserves have been made of approximately RMB3.4 million, RMB13.5 million, and RMB15.6 million, respectively. The Company’s subsidiary in Taiwan, ezTravel, is required to allocate 10% of its after-tax profit to the statutory reserve in accordance with the Taiwan regulations. During the years ended December 31, 2012 and 2013, appropriations to statutory reserves equivalent to approximately RMB1.8 million and RMB 1.7 million have been made, respectively. There is no such regulation of providing statutory reserve in Hong Kong.

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As substantially all of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. Restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB1.9 billion as of December 31, 2014.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2012, 2013 and 2014 were RMB3.6 billion, RMB4.6 billion and RMB5.0 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.

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

Treasury stock

On July 30, 2008 and September 30, 2008 our board of directors and shareholders respectively approved a US$15 million share repurchase plan. On September 29, 2011, our board of directors approved another US$100 million share repurchase plan. On June 13, 2012, our board of directors approved a US$300 million share repurchase plan. And on April 3, 2014, our board of directors approved a US$600 million share repurchase plan. The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.

Treasury stock consists of ADS repurchased by the Group under these three plans. In October 2013, US$45.5 million convertible senior notes issued in 2012 was early converted and 588,219 shares of repurchased treasury stock were delivered to bond holders. In 2014, US$61.6 million convertible senior notes issued in 2012 was converted and 846,131 shares of repurchased treasury stock were delivered to bond holders. As of December 31, 2014, the Company had 3,323,262 shares treasury stock at total cost of US$259 million. Treasury stock is accounted for under the cost method.

Segment reporting

The Company operates and manages its business as a single segment. Resources are allocated and performance is assessed by the CEO, whom is determined to be the Chief Operating Decision Maker (CODM). Since the Company operates in one reportable segment, all financial segment and product information required by this statement can be found in the Consolidated Statements.

The Company primarily generates its revenues from customers in Great China Area, and assets of the Company are also located in Great China Area. Accordingly, no geographical segments are presented.

Recent accounting pronouncements

In March of 2013, the FASB issued ASU 2013-05, “Foreign Currency Matters (Topic 830), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The amendments clarify the applicable guidance for the release of the cumulative translation adjustment when 1. an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity; 2. there is a loss of a controlling financial interest in a foreign entity or a step acquisition involving an equity method investment that is a foreign entity; and 3. sales or transfers of a controlling financial interest within a foreign entity is the same irrespective of whether the sale or transfer is of a subsidiary or a group of assets (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) that is a nonprofit activity or business. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Company adopted ASU 2013-05 effective January 1, 2014. Such adoption did not have a material effect on the Company’s financial position or results of operations.

In March of 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. The amendment clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company adopted ASU 2013-11 effective January 1, 2014. Such adoption did not have a material effect on the Company’s financial position or results of operations.

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This update changed the threshold for reporting discontinued operations and added new disclosures for disposals. Under the updated guidance, a discontinued operation is defined as a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. This ASU is not reasonably expected in the future to have a material impact on the Company’s consolidated financial statements, because the Company does not have discontinued operations or disposals of components of an Entity.

In May 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2015, the FASB issued the ASU 2015-02, “Amendments to the Consolidation Analysis”.  The objective of issuing the amendments in this Update is to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this Update are an improvement to current US GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest.  The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this Update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2012, 2013 and 2014, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2012, 2013 and 2014. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2013 and 2014.

3.  PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Prepayments and deposits to vendors	1,083,771,955	2,277,055,303
Receivables from financial institution	28,303,638	65,310,413
Interest receivable	55,861,029	39,436,993
Employee advances	10,476,537	24,041,438
Prepayments for property and equipment	4,575,720	5,047,856
Others	32,767,408	58,815,332
Total	1,215,756,287	2,469,707,335

4.  LONG-TERM DEPOSITS AND PREPAYMENTS

The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies to obtain blank air tickets for sales to customers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.

Components of long-term deposit and prepayments as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Deposits paid to airline suppliers	127,011,881	128,845,051
Unamortized debt issuance cost	127,815,384	81,391,948
Deposits paid to hotel suppliers	13,009,271	42,495,335
Deposits paid to lessor	15,161,665	16,165,551
Deposits paid to travel bureau	2,051,195	1,387,812
Prepayments for fixed assets	263,626,283	—
Others	10,509,973	36,375,314
Total	559,185,652	306,661,011

5.  LONG-TERM LOAN RECEIVABLE

In December, 2013, in connection with the investment on Keystone (Note 8), the Company entered into a loan agreement with Felicity Investment Holdings Limited (“Felicity”) for a total amount of approximately US$29.5 million with a 5% compounded annual interest rate. The balance of the loan and the compounded accrued interests will be received at the end of the 5 year term of the loan. The loan receivable is fully collateralized with shares of Keystone held by Felicity. As of December 31, 2014, the balance of the loan and the compounded accrued interests was approximately US$31 million.

6.  LAND USE RIGHTS

The Company’s land use rights are related to the payment to acquire three land use rights, the first one is at total cost of approximately RMB68 million for approximately 17,000 square meters of land in Shanghai, on which the Group has built an information and technology center. The second one was acquired at RMB49 million for approximately 19,500 square meters of land in Nantong, which was put into use in May, 2010. The third one was RMB10 million for approximately 9,000 square meters of land in Chengdu, on which the Group has built an information and technology center of West China. According to land use right policy in the PRC, the Company has a 50-year use right over the land in Shanghai, a 40-year use right over the land in Nantong, and a 50-year use right over the land in Chengdu, which are used as the basis for amortization, respectively. Amortization expense for the years ended December 31, 2012, 2013 and 2014 was approximately RMB2.8 million, RMB3.2 million and RMB2.9 million, respectively. As of December 31, 2013 and 2014, the net book value was RMB107,476,794 and RMB 104,568,868, respectively.

7.  PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Buildings	1,050,102,815	1,928,090,705
Computer equipment	256,542,169	350,022,706
Website-related equipment	135,116,574	246,791,832
Furniture and fixtures	60,468,480	86,013,103
Software	52,640,160	76,484,726
Leasehold improvements	44,835,912	51,638,809
Construction in progress	199,363,516	3,014,154,910
Less: accumulated depreciation and amortization	(386,125,933)	(532,570,330)
Total net book value	1,412,943,693	5,220,626,461

In 2014, the Company entered into an agreement to acquire building in Shanghai Sky SOHO. All direct costs of the building in Sky SOHO were originally capitalized as construction in progress.

Depreciation expense for the years ended December 31, 2012, 2013 and 2014 was RMB88,462,807, RMB110,494,928 and RMB 173,786,973, respectively.

8.  INVESTMENTS

The Company’s long-term investments consisting of cost method investments, equity method investments and available-for-sale securities as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Available-for-sale securities
LY.com (available-for-sale)	—	1,547,844,523
Hanting (available-for-sale)	1,016,455,767	898,828,511
Easy Go (available-for-sale)	143,904,165	627,905,501
eHi (available-for-sale)	570,977,550	535,024,052
Tuniu (available-for-sale)	—	216,690,294
A travel agency focusing on teenager market (available-for-sale)	—	81,000,000
A big-data advertisement company (available-for-sale)	—	62,046,000
Happy City (available-for-sale)	37,358,327	35,422,062
Dining Secretary (available-for-sale)	56,242,365	29,046,000
Equity method investments
Homeinns (equity method)	801,550,868	902,964,928
Skyseas (equity method)	—	161,828,826
A technology company focusing on hotel customer reviews (formerly equity method)	21,665,182	—
Cost method investments
Keystone (cost method)	155,330,749	158,217,350
Zhong An Online (cost method)	50,000,000	50,000,000
Others	3,728,507	11,938,400
Total net book value	2,857,213,480	5,318,756,447

LY.com

In April, 2014, the Company purchased a minority stake of LY.com, a leading local attraction ticket service provider, with a cash consideration of approximately RMB1.4 billion. According to the purchase and shareholders agreement, the Company has the substantive liquidation preference right which allows the Company to receive a priority in liquidation assets allocation over the other shareholders under the liquidation events. With such liquidation preference, the investment is not considered to be in substance of LY.com’s common stock. Therefore, the Company recorded this investment as an available-for-sale equity security and subsequently measured at its fair value.

Hanting

On March 31, 2010, the Company purchased newly issued 7,202,482 shares from Hanting in a private placement. On the same day, the Company purchased an aggregate of 11,646,964 shares of Hanting from the then shareholders. In addition, on March 31, 2010, the Company purchased 800,000 ADSs representing 3,200,000 shares of Hanting in its initial public offering (“IPO”). All transactions were made at a purchase price of US$12.25 per ADS, or US$3.0625 per share, which is the then IPO price. The total purchase cost is US$67.5 million (approximately RMB461 million). Upon the closing of the transactions described above, the Company holds an aggregate of 22,049,446 shares of Hanting (including 3,200,000 shares represented by ADSs), representing approximately 9% of Hanting’s total outstanding shares as of March 31, 2010. The Company has one out of seven seats in Hanting.

Given the level of investment, the Company applies ASC-320-25 to account for its investment in Hanting. The Company classified the investment as “available for sale” as the Company does not have the ability to exercise significant influence and measured the fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

The closing price of Hanting as of December 31, 2014 is US$26.28 per ADS. As of December 31 2014, the Company recorded the investment in Hanting at a fair value of RMB899 million (approximately US$145 million), with RMB480 million increase in fair value of the investment credited to other comprehensive income.

Easy Go

In December 2013 and August 2014, the Company completed the transactions to acquire equity stake of Easy Go by subscribing its Series B and Series C convertible preferred shares with a total consideration of US$53 million.

The Company recorded this investment as an available-for-sale debt since the preferred shares purchased by the Company are redeemable at the option of the Company and are not in substance of common stocks. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. As of December 31 2014, the Company recorded the investment in Easy Go at a fair value of RMB628 million (approximately US$101 million), with RMB299 million increase in fair value of the investment credited to other comprehensive income.

eHi

In December 2013 and April 2014, the Company completed the transactions to acquire equity stake of eHi, one of the largest car rental companies in China, by subscribing its Series E and Series E Plus convertible preferred shares with a total consideration of approximately US$107 million. In November 2014, with the consummation of eHi’s initial public offering, the convertible preferred shares held by the Company were converted into common share of eHi. In November, 2014, the Company purchased US$10 million additional common shares at its IPO price. Upon the closing of the transactions described above, the Company held an aggregate equity interest of approximately 18.5% of eHi’s total outstanding share as of December 31, 2014. The Company has one out of seven seats in eHi.

The Company continued to record this investment as an available-for-sale debt security since the Company does not have the ability to exercise significant influence. The available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

The closing price of eHi as of December 31, 2014 is US$8.16 per ADS. As of December 31 2014, the Company recorded the investment in eHi at a fair value of RMB535 million (approximately US$86 million), with RMB191 million decrease in fair value of the investment credited to other comprehensive income.

Tuniu

In May, 2014, the Company purchased 1,666,667 ADSs representing 5,000,000 shares of Tuniu upon its IPO. The transaction was made at a purchase price of US$9 per ADS, or US$3 per share, which is the then IPO price. The total purchase cost is US$15 million (RMB93 million). In addition, in December, 2014, the Company purchased 3,731,034 newly issued class A ordinary shares of Tuniu at a purchase price of US$12 per ADS, or US$4 per share. Upon the closing of the transactions described above, the Company held an aggregate equity interest approximately 4.6% of Tuniu’s total outstanding shares as of December 31, 2014. The Company has one out of nine seats in Tuniu

Given the level of investment, the Company applies ASC-320-25 to account for its investment in Tuniu. The Company classified the investment as “available for sale” and measured the fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

The closing price of Tuniu as of December 31, 2014 is US$12 per ADS. As of December 31 2014, the Company recorded the investment in Tuniu at a fair value of RMB217 million (US$35 million), with RMB31 million increase in fair value of the investment credited to other comprehensive income.

A travel agency focusing on teenager market

In August, 2014, the Company completed the transactions to acquire a minority stake of a travel agency focusing on teenager market, with a cash consideration of RMB81 million. According to the purchase and shareholders agreement, the Company has the substantive liquidation preference right which allows the Company to receive a priority in the liquidation assets allocation over the other shareholders under the liquidation events. With such liquidation preference, the investment is not considered to be in substance of the acquired entity’s common stock. Therefore, the Company recorded this investment as an available-for-sale equity security and subsequently measured at its fair value. There is no significant change in fair value of the investment from the initial investment day to December 31, 2014.

A big-data advertisement company

In August 2014, the Company completed the transactions to acquire a minority stake of Seris B preferred shares of a big-data advertisement company with a total consideration of US$10 million.

The Company recorded this investment as an available-for-sale debt since the Company does not have the ability to exercise significant influence and the preferred shares purchased by the Company are redeemable at the option of the Company. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. There is no significant change in fair value of the investment from the initial investment day to December 31, 2014.

Happy City

In June 2013, the Company entered into agreements to acquire a minority stake of the Series A preferred shares in Happy City, a privately owned mobile application software company, with total consideration of US$6 million. Happy City is engaged in development and operation of a mobile application for hotel searching and booking.

The Company recorded this investment as an available-for-sale debt security since the preferred shares purchased by the Company are redeemable at the option of the Company and are not common stocks in substance. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. The decrease in fair value of the investment in Happy City of RMB2 million (US$0.3 million) was recorded to other comprehensive income as of December 31, 2014.

Dining Secretary

In November 2010, the Company completed the transactions to acquire a minority stake of Dining Secretary’s Series B convertible preferred shares with total consideration of US$10 million. Dining Secretary is a provider of free online and offline restaurant reservations for diners.

The Company recorded this investment as an available-for-sale debt security. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 9). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. As of December 31 2014, the Company recorded an other than temporary investment impairment of RMB33 million in Dining Secretary based on the difference of its fair value and cost with the previously recognized unrealized loss in other comprehensive income with amount of RMB4 million reversed. The decrease in fair value of the investment in Dining Secretary of RMB33 million (US$5 million) was recorded to other income as of December 31, 2014.

Homeinns

The Company purchased ADSs of Homeinns from time to time through the open market and in a private placement transaction. As of December 31, 2014, the Company held an aggregate equity interest of approximately 15.1% of the outstanding shares of Homeinns (or 14,400,765 shares). Given the level of investment and the common directors on Board of both companies, the Company applied equity method of accounting to account for the investment in Homeinns.

The Company calculated equity in income or losses of investment in Homeinns on one quarter lag basis, as allowed, as the financial statements of Homeinns were not available within a sufficient time period.

On October 1, 2011, Homeinns completed a transaction to acquire 100% equity interest in a business, pursuant to which Homeinns issued additional ordinary shares as part of the total consideration. As a result, the Company’s equity interest in Homeinns effectively decreased from 17.5% to 15.1%. In accordance with ASC 323-10-40-1, the Company accounts for a share issuance by an investee as if the investor had sold a proportionate share of its investment. The issuance price per share of the newly issued capital by the investee is higher than the Company’s average per share carrying amount, thus the Company recognized the non-cash gain of RMB39.3 million for the period ended December 31, 2012 as a result of the equity dilution impact. The Company picks up equity calculation of Homeinns on a quarter lag basis, as the Company is not able to timely obtain all necessary financial information from Homeinns to perform the equity investment reconciliations between the Company and Homeinns.

The carrying amount and unrealized securities holding profit for investment in Homeinns as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Investment cost
Balance at beginning of year	570,709,828	554,626,285
Foreign currency translation	(16,083,543)	14,052,966
Total investment cost	554,626,285	568,679,251

Value booked under equity method
Share of cumulative profit	265,745,783	357,085,613
Amortization of identifiable intangible assets, net of tax	(18,821,200)	(22,799,936)
Total booked value under equity method.	246,924,583	334,285,677

Net book value	801,550,868	902,964,928

In 2014, among the share of cumulative profit of Hominns, the Company recognized gain as a result of the equity dilution impact in Homeinns with amount of RMB 12 million.

The financial information of Homeinns as of and for the twelve months ended September 30, 2013 and 2014 is as follows:

	2013	2014
	RMB (’000)	RMB (’000)

Current assets	1,621,982	1,230,755
Non-current assets	7,755,635	8,030,078
Current liabilities	1,776,838	1,751,016
Non-current liabilities	3,292,033	2,546,507
Retain earnings	1,175,874	1,568,795
Non-controlling interest	19,429	15,188
Total shareholders’ equity	4,308,746	4,963,310
Total revenues	6,208,970	6,657,128
Net Revenues	5,825,490	6,247,843
Income from operations	455,294	643,675
Net income	191,009	446,490
Net (loss) / income attributable to Homeinns Group’s shareholders	189,650	441,396

The closing price of Homeinns as of December 31, 2014 is US$30.02 per ADS, the aggregate market value of the Company’s investment in Homeinns is approximately RMB1.3 billion (US$216 million).

Skyseas

In September 2014, the Company made a US$ 52.5 million investment in a 70% equity stake of Skyeas, a cruise company, which targets to provide Chinese customers the world-class and tailor-made cruise products. The Company also provided a loan with amount of US$ 160 million to Skyseas at the interest rate of 3% per annum. Concurrently, Skyseas purchased a cruise ship from Royal Caribbean Cruises Ltd. (“RCL”) with amount of US$ 220 million. Thus the Company obtained the control over Skyseas and its financial results were consolidated with the Company’s consolidated financial statements on its incorporation.

In November 2014, the Company entered into a share transfer agreement with RCL to transfer 35% share capital of Skyseas to RCL for US$ 26.3 million, representing the Company’s original cost for the investment. RCL also provided US$ 80 million loan to Skyseas from the US$ 160 million provided by the Company. After the transaction, the Company and RCL each owns 35% of Skyseas, with the remaining equity interest being owned by Skyseas management and a private equity fund and each provided a loan to Skyseas with amount of US$ 80 million. The Company has two out of five board seats of Skyseas and is entitled to appoint the senior management, including CEO. The Company lost the ability to control Skyseas after the share transfer. Therefore, the Company has applied equity method to account for the investment since December 2014 due to the Company continues to maintain the ability to exercise the significant influence. There was no gain or loss on the loss of control and deconsolidation though the Company deconsolidated cash of US$ 19 million in the transactions.

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

Keystone

On December 3, 2013, the Company acquired approximately 4% equity shares in Keystone Lodging Holdings Limited (“Keystone”), which in 2013, merged with 7 Days Group Holdings Limited (“7 Days”), a leading economy hotel chain based in China. The total consideration given was RMB155 million (US$25.5 million). The Company applied cost method of accounting to account for the investment due to lack of ability to exercise significant influence.

Zhong An Online

In October 2013, the Company entered into agreements to contribute a 5% equity stake in Zhong An Online Property Insurance Co., Ltd, China’s first online insurance company. The capital contribution is RMB50 million. The Company applied cost method of accounting to account for the investment due to lack of ability to exercise significant influence.

Other investments included equity investments in certain privately-held companies.

As of December 31, 2012, 2013 and 2014, no impairments have been recorded for these investments. As of December 31, 2014, the equity-method investments, on an individual basis or on an aggregated basis by any combination are not significant for the Company.

9. FAIR VALUE MEASUREMENT

In accordance with ASC 820-10, the Company measures short-term investments and available-for-sale investments at fair value on a recurring basis. Available-for-sale investments classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC). Short-term investments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation. The estimated fair value of long-term loans approximated the carrying amount as of December 31, 2013 and 2014, as the interest rates of the long-term loans are considered as approximate the current rate for comparable loans at the respective balance sheet dates.

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2014 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2014
	RMB	RMB	RMB	RMB	US$
Short-term investments
Financial products	—	5,990,483,880	—	5,990,483,880	965,490,746
Time deposits	—	448,370,707	—	448,370,707	72,264,240
Available-for-sale investments
LY.com	—	—	1,547,844,523	1,547,844,523	249,467,254
Hanting	898,828,511	—	—	898,828,511	144,864,860
Easy Go	—	—	627,905,501	627,905,501	101,199,997
eHi	535,024,052	—	—	535,024,052	86,230,225
Tuniu	216,690,294	—	—	216,690,294	34,924,136
A travel agency focusing on teenager market	—	—	81,000,000	81,000,000	13,054,830
A big-data advertisement company	—	—	62,046,000	62,046,000	10,000,000
Happy City	—	—	35,422,062	35,422,062	5,709,000
Dining Secretary	—	—	29,046,000	29,046,000	4,681,365
Total	1,650,542,857	6,438,854,587	2,383,264,086	10,472,661,530	1,687,886,653

	Fair Value Measurement at December 31, 2013 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2013
	RMB	RMB	RMB	RMB	US$
Short-term investments
Financial products	—	3,375,477,351	—	3,375,477,351	557,589,136
Time deposits	—	259,613,604	—	259,613,604	42,885,112
Available-for-sale investments
Hanting	1,016,455,767	—	—	1,016,455,767	167,906,530
eHi	—	—	570,977,550	570,977,550	94,318,772
Easy Go	—	—	143,904,165	143,904,165	23,771,275
Dining Secretary	—	—	56,242,365	56,242,365	9,290,577
Happy City	—	—	37,358,327	37,358,327	6,171,156
Total	1,016,455,767	3,635,090,955	808,482,407	5,460,029,129	901,932,558

The roll forward of Level 3 LY.com’s investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2013	—
Investment in common share of LY.com	1,414,285,714
Transfer in and/or out of Level 3	—
The change in fair value of the investment in LY.com	133,558,809
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	1,547,844,523

Fair value of available-for-sale investment (Level 3) as at December 31, 2014 (US$)	249,467,254

The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital (“WACC”)	19%
	Terminal growth rate	3%
	Lack of marketability discount (“LoMD”)	28%
Option pricing model	Time to liquidation	3 years
	Risk-free rate	3.43%
	Expected volatility	50.89%
	Probability	Liquidation scenario: 20% IPO scenario: 80%
	Dividend yield	Nil

The roll forward of Level 3 Easy Go’s investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2012	—
Investment in Series B Preferred Shares of Easy Go	139,633,000
Transfer in and/or out of Level 3	—
The change in fair value of the investment in Easy Go	4,271,165
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	143,904,165
Investment in Series C Preferred Shares of Easy Go	184,377,000
Transfer in and/or out of Level 3	—
Effect of exchange rate change	4,833,800
The change in fair value of the investment in Easy Go	294,790,536
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	627,905,501

Fair value of available-for-sale investment (Level 3) as at December 31, 2014 (US$)	101,199,997

The fair value of the investment in Easy Go is determined by the investment in Series C Preferred Shares of Easy Go which was close to year end.

The roll forward of Level 3 travel agency focusing on teenager market’s investment is as following:

Amount
RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	—
Investment in equity interest of a travel agency focusing on teenager market	81,000,000
Transfer in and/or out of Level 3	—
The change in fair value of the investment in a travel agency focusing on teenager market	—
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	81, 000,000

Fair value of available-for-sale investment (Level 3) as at December 31, 2014 (US$)	13,054,830

The fair value of the investment in the travel agency focusing on teenager market’s is determined by the investment in this travel agency focusing on teenager market’s which was close to year end.

The roll forward of Level 3 big-data service company in digital advertising’s investment is as following:

Amount
RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	—
Investment in Series B Preferred Shares of a big-data advertisement company	61,425,000
Transfer in and/or out of Level 3	—
Effect of exchange rate change	621,000
The change in fair value of the investment in a big-data advertisement company	—
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	62,046,000

Fair value of available-for-sale investment (Level 3) as at December 31, 2014 (US$)	10,000,000

The fair value of the investment in the big-data service company is determined by the investment in this big-data service company which was close to year end.

The roll forward of Level 3 Happy City’s investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2012	—
Investment in Series A Preferred Shares of Happy City	36,715,800
Transfer in and/or out of Level 3	—
The change in fair value of the investment in Happy City	642,527
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	37,358,327
Investment in Series A Preferred Shares of Happy City	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	511,800
The change in fair value of the investment in Happy City	(2,448,066)
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	35,422,061

Fair value of available-for-sale investment (Level 3) as at December 31, 2014 (US$)	5,709,000

The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital (“WACC”)	27.67%
	Terminal growth rate	3%
	Lack of marketability discount (“LoMD”)	25%
Option pricing model	Time to liquidation	2.67 years
	Risk-free rate	1.567%
	Expected volatility	45.4%
	Probability	Liquidation scenario: 50% Redemption scenario: 50%
	Dividend yield	Nil

The roll forward of Level 3 Dining Secretary’s investment is as following:

Amount
RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2012	60,234,118
Investment in Series B Preferred Shares of Dining Secretary	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(1,764,000)
The change in fair value of the investment in Dining Secretary	(2,227,753)
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	56,242,365
Investment in Series B Preferred Shares of Dining Secretary	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	1,509,000
The change in fair value of the investment in Dining Secretary	(28,705,365)
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	29,046,000

Fair value of available-for-sale investment (Level 3) as at December 31, 2014 (US$)	4,681,365

The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital (“WACC”)	27.94%
	Terminal growth rate	3%
	Lack of marketability discount (“LoMD”)	25%
Option pricing model	Time to liquidation	3.01 years
	Risk-free rate	4.13%
	Expected volatility	41.4%
	Probability	Liquidation scenario: 45% Redemption scenario: 45% IPO scenario: 10%
	Dividend yield	Nil

Based on the review of various factors of Dining Secretary, including, but not limited to its current market condition, operating performance and current and expected earnings trend, the Company determined the decline in fair value of Dining Secretary to below its carrying value is other than temporary. Accordingly, an impairment with amount of RMB33 million based on the difference of its fair value and cost was provided in other income with a reversal of the previously recognized unrealized loss of RMB4 million recorded in other comprehensive income.

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

10.  GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB

Balance at beginning of year	822,585,341	972,531,184
Acquisition of a technology company focusing on hotel customer reviews (Note 2)	—	366,884,722
Acquisition of an offline travel agency (Note 2)	—	330,669,958
Acquisition of an online trip package service provider (Note 2)	—	207,981,890
Acquisition of a B2B hotel reservation company (Note 2)	72,406,431	1,400,000
Acquisition of a wholesaler operated hotel reservation and air ticketing services (Note 2)	43,993,740	3,656,496
Others	33,545,672	9,383,458
Balance at end of period	972,531,184	1,892,507,708

In November, 2014, the Company completed the transaction to acquire controlling shares of a technology company focusing on hotel customer reviews. Goodwill of RMB367 million was recognized from this acquisition. In December, 2014, the Company completed the transaction to acquire controlling voting interests of an offline travel agency. Goodwill of RMB331 million was recognized from this acquisition. In January, 2014, the Company completed the transaction to acquire controlling shares of an online trip package service provider. Goodwill of RMB208 million was recognized from this acquisition (Note 2). In 2013, the Company purchased controlling shares of a B2B hotel reservation company. Goodwill of RMB72 million was recognized from this acquisition. In August 2013, the Company purchased 100% equity interest of a wholesaler operated hotel reservation and air ticketing services. Goodwill of RMB44 million was recognized from this acquisition.

From time to time, the Company selectively acquired or invested in businesses that complement our existing business. In 2012, the Company invested in a high-end travel agency and a railway ticket agency. In 2013, other than the acquisitions above, the Company further invested in a company engaged in operating a mobile application for online interactive travel forums. In 2014, other than the acquisitions above, the Company invested in an online travel information and experience sharing platform operator. The excess of the total cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over the fair value of the identifiable net assets of the acquiree are recorded as goodwill.

Goodwill arose from the business combination completed in the years ended December 31, 2014 has been allocated to the single reporting unit of the Group. Goodwill represents the synergy effects of the business combination.

11.  INTANGIBLE ASSETS

Intangible assets as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Intangible assets
Intangible assets to be amortized
Non-compete agreements	11,479,610	11,479,610
Customer list	15,942,578	85,642,578
Supplier Relationship	27,780,000	27,780,000
Technology patent	9,240,000	9,240,000
Cross-border travel agency license	1,117,277	1,117,277
Others	790,000	790,000
Intangible assets not subject to amortization
Trade mark	314,329,235	551,381,191
Golf membership certificate	4,200,000	4,200,000
Others	8,785,287	17,783,205
	393,663,987	709,413,861
Less: accumulated amortization
Intangible assets to be amortized
Non-compete agreements	(11,479,610)	(11,479,610)
Customer list	(11,982,578)	(13,247,103)
Supplier Relationship	(3,178,333)	(5,956,333)
Technology patent	(9,240,000)	(9,240,000)
Cross-border travel agency license	(1,117,277)	(1,117,277)
Others	(13,167)	(171,167)
	(37,010,965)	(41,211,490)
Net book value
Intangible assets to be amortized
Non-compete agreements	—	—
Customer list	3,960,000	72,395,475
Supplier Relationship	24,601,667	21,823,667
Technology patent	—	—
Cross-border travel agency license	—	—
Others	776,833	618,833
Intangible assets not subject to amortization
Trade mark	314,329,235	551,381,191
Golf membership certificate	4,200,000	4,200,000
Others	8,785,287	17,783,205
	356,653,022	668,202,371

Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Company amortizes its finite-lived intangible assets using the straight-line method:

Customer list	3-10 years
Supplier Relationship	10 years
Technology patent	5 years
Cross-border travel agency license	8 years

Amortization expense for the years ended December 31, 2012, 2013 and 2014 was approximately RMB7,736,767, RMB7,363,364 and RMB5,426,102 respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows:

Amortization
RMB

2015	13,373,143
2016	13,373,143
2017	13,373,143
2018	13,359,976
2019	13,215,143
66,694,548

12. SHORT-TERM DEBT

	2013	2014
	RMB	RMB
Short-term borrowings	774,599,341	3,132,061,011
2017 Convertible Senior Notes(Note 17)	—	428,427,630
Total	774,599,341	3,560,488,641

As of December 31, 2014, the Group obtained nine borrowings of RMB1.6 billion (US$264.9 million) in aggregate collateralized by a bank deposit of RMB1.0 billion classified as short-term investment at one of the Company’s wholly-owned subsidiaries. The annual interest rate of borrowings is approximately from 2.3% to 2.4%. The Company is in compliance with the loan covenant at December 31, 2014.

As of December 31, 2014, the Group obtained six borrowings of RMB1.5 billion (US$237.9 million) in aggregate collateralized by bank deposits of RMB380 million and RMB480 million classified as restricted cash and short-term investment provided by one of the Company’s wholly-owned subsidiaries. The annual interest rate of borrowings is approximately from 2.2% to 3.0%. The Company is in compliance with the loan covenant at December 31, 2014.

13.  RELATED PARTY TRANSACTIONS

During the years ended December 31, 2012, 2013 and 2014 significant related party transactions were as follows:

	2012	2013	2014
	RMB	RMB	RMB
Commissions from Homeinns (a)	35,932,452	38,709,984	38,139,325
Commissions from Hanting (a)	10,988,806	17,127,847	19,234,632
Consideration for disposal of majority equity share of Starway Hong Kong to Hanting	17,131,759	16,459,926	—
Shareholders’ loan and interest to Skyseas (c)	—	—	505,955,950
Entrusted loan and interest to a technology company focusing on hotel customer reviews (b)	—	13,374,109	694,577
Commissions from Starway Hong Kong (d)	7,118,150	6,146,474	—
Commissions to LY.com (e)	—	—	76,093,733
Purchase of tour package from Ananda Travel Service (Aust.) Pty Limited (“Ananda”) (f)	32,989,774	32,738,333	27,197,283
Printing expenses to Joyu Tourism Operating Group (“Joyu”) (g)	2,160,000	—	—

(a)         The Company’s hotel supplier, Homeinns has two directors in common with the Company. Homeinns closed the acquisition of Motel 168 International Holdings Limited (“Motel 168”) on September 30, 2011 and consolidated its financial results thereafter. Commissions from Homeinns presented above include the commissions from Motel 168 starting from October 1, 2011 to December 31, 2014. Another hotel supplier, Hanting, has a director in common with the Company and a director who is a family member of one of our officers. In May 2012, the Company sold 51% equity interest of Starway Hong Kong to Hanting with a total consideration of RMB17.1 million and deconsolidated Starway Hong Kong upon the closing of the deal. On November 30, 2013, Hanting further acquired 49% equity interest of Starway Hong Kong from the Company with a total consideration of RMB16.5 million. The remaining purchase price of RMB12.25 million will be paid in a 3-year installment plan. From then on, the Company does not directly hold any equity interest of Starway Hong Kong. Commissions from Hanting presented above include the commissions from Starway Hong Kong starting from December 1, 2013 to December 31, 2013. Homeinns and Hanting have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions from Homeinns and Hanting for the years ended December 31, 2012, 2013 and 2014 are presented as above.

(b)         In September 2013, the Company entered into agreements with a technology company focusing on hotel customer reviews to provide entrusted loan of RMB13 million. The entrusted loan has a one-year maturity period. The balance of entrusted loan together with the interest for the year ended December 31, 2013 is presented as above.

(c)          As of December 31, 2014, the Company provided shareholder’s loan of US$80 million to Skyseas. The interest rate is 3% per annum currently and shall be subject to annual review and adjustment with mutual consent. The loan is guaranteed by a vessel mortgage and shall be paid back by installments through 2020. The balance of the loan together with the interest for the year ended December 31, 2014 is presented as above.

(d)         Starway Hong Kong entered into agreements with the Company to provide hotel rooms for our customers. Commissions from Starway Hong Kong started from the deconsolidation date to the year ended December 31, 2012 and started from January 1, 2013 to November 30, 2013 is presented as above.

(e)          In April, 2014, the Company purchased a minority stake of LY.com. The Company has entered into agreements to provide hotel rooms to LY.com. Commissions to LY.com starting from April, 2014 to December 31, 2014 are presented as above.

(f)           The Company’s tour package supplier, Ananda is an associate of Wing On Travel. Tour package purchase from Ananda for the years ended December 31, 2012, 2013 and 2014 is presented as above.

(g)          The Company entered into printing agreements with TripTX Travel Media Group, one of the subsidiaries of Joyu Tourism Operating Group. Joyu Tourism Operating Group has a director in common with the Company. Total printing expense to Joyu Tourism Operating Group for the years ended December 31, 2012 are presented as above.

As of December 31, 2013 and 2014, significant balances with related parties were as follows:

	2013	2014
	RMB	RMB
Due from related parties, current:
Due from Hanting	5,592,854	6,402,931
Due from Homeinns	3,029,166	4,166,006
Due from a company operates hotel public sentiment information management system	13,152,649	—
	21,774,669	10,568,937

Due from related parties, non-current:
Due from Skyseas	—	505,955,950
Due from Hanting	8,166,667	4,083,334
	8,166,667	510,039,284

Due to related parties, current:
Due to LY.com	—	10,250,334
Due to Ananda	10,216,780	5,798,769
Due to Hanting	1,000,000	1,000,000
	11,216,780	17,049,103

The amounts due from and due to related parties as of December 31, 2013 and 2014 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf of each other. They are not collateralized and have normal business payment terms.

14.  EMPLOYEE BENEFITS

The Group’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, unemployment insurance and pension benefits. The full-time employees in the PRC subsidiaries and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB334,150,368, RMB440,884,906 and RMB724,852,573 for the years ended December 31, 2012, 2013 and 2014 respectively.

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

Taiwan

The Company’s consolidated entities registered in the Taiwan are subject to Taiwan Enterprise Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Taiwan income tax laws. The applicable tax rate is 17% in Taiwan.

China

The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.

In 2007, the National People’s Congress passed new PRC CIT Law and Detailed Implementation Rules of China CIT Law. The CIT laws were effective on January 1, 2008. The CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments will continue to be granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a high and new technology enterprise. In December 2008, the Company’s subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information obtained approval for the High New Tech Enterprises status. The applicable tax rate for High New Tech Enterprise is 15%, which was effective retroactively as of January 1, 2008. The High New Tech Enterprises qualification has a three-year effective period which expired on December 31, 2010. These four entities reapplied for the qualification in 2011 and 2014, and obtained approval from government authority. The High New Tech Enterprises qualification will expired on December 31, 2016.

In 2002, China’s State Administration of Taxation passed an implementation for the preferential tax treatment in China’s Western Region. Enterprises falling within the Catalog of Encouraged Industries in the Western Region (“Old Catalog”) enjoyed a preferential income tax rate of 15% from 2001 to 2010. In 2011, Chengdu Ctrip and Chengdu Ctrip International obtained approval to use the 15% tax rate for 2010 income tax. The qualification has an effective period which expired on December 31, 2010. The Company applied 25% rate for CIT filling in 2011. In 2012, China’s State Administration of Taxation extended the period to 2020. In 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for 2011 tax filing with an effective period from 2012 to 2015. In 2013, Chengdu Information Technology Co., Ltd. (“Chengdu Information”) obtained approval from local tax authorities to apply the 15% tax rate for 2012 tax filing with an effective period from 2013 to 2016. In 2014, a new Catalog of Encouraged Industries in the Western Region (“New Catalog”) has been released. Under the “New Catalog”, the Company may apply the 15% rate for CIT filing upon agreement by the in-charge tax authorities.

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

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
	RMB	RMB	RMB
Current income tax expense	317,283,820	329,612,294	228,395,153
Deferred tax benefit	(22,757,864)	(35,871,972)	(97,573,997)
Income tax expense	294,525,956	293,740,322	130,821,156

Income tax expense was RMB131 million (US$21 million) in the year ended December 31, 2014, decrease from RMB294 million in the year ended 2013. The effective income tax rate in year ended December 31, 2014 was 97%, as compared to 26% in the year ended 2013, mainly due to an increase in valuation allowance against certain deferred tax assets due to more tax losses generated from certain subsidiaries in 2014 that are not expected to be recovered.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to Subsidiaries	(17)%	(15)%	(98)%
Non-deductible expenses incurred	10%	11%	106%
Change in valuation allowance	3%	5%	64%
Withholding tax	10%	—	—
Effective CIT rate	31%	26%	97%

Significant components of deferred tax assets and liabilities:

	2013	2014
	RMB	RMB
Deferred tax assets:
Loss carry forward	86,735,795	200,151,440
Accrued liability for customer reward related programs	60,078,932	82,762,839
Accrued staff salary	34,842,016	74,414,938
Others	2,058,552	19,623,649
Less: Valuation allowance of deferred tax assets	(86,735,795)	(183,449,500)
Total deferred tax assets	96,979,500	193,503,366

Deferred tax liabilities, non-current:
Recognition of intangible assets arise from business combinations	(63,197,155)	(132,506,644)

Net deferred tax assets	33,782,345	60,996,722

Movement of valuation allowances:

	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of year	14,785,786	37,852,274	86,735,795
Current year additions	27,991,746	48,883,521	96,713,705
Current year disposal due to divestitures	(4,925,258)	—	—
Balance at end of year	37,852,274	86,735,795	183,449,500

As of December 31, 2013 and 2014, valuation allowance of RMB87 million and RMB183 million was provided for operating loss carry forwards related to certain subsidiary based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

As of December 31, 2014, the Group had net operating tax loss carry forwards amounted to RMB801 million which will expire from 2015 to 2018 if not used.

The provisions for income taxes for the years ended December 31, 2012, 2013 and 2014 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain of the Company’s subsidiaries and VIEs in the PRC.

The following table sets forth the effect of preferential tax on China operations:

	2012	2013	2014
	RMB	RMB	RMB
Tax holiday effect	119,971,884	146,321,156	85,036,934
Basic net income per ADS effect	0.88	1.11	0.62
Diluted net income per ADS effect	0.83	0.96	0.56

16.       OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2013 and 2014 were as follows:

	2013	2014
	RMB	RMB
Accrued operating expenses	330,863,616	528,143,100
Payable for acquisition	23,773,221	306,966,884
Accruals for property and equipment	37,038,698	258,632,797
Electronic coupon	133,306,380	198,874,547
Deposits received from suppliers and packaged-tour customers	33,769,690	92,500,850
Deposit for special bonus program	—	80,799,443
Interest payable	13,838,961	32,931,518
Due to employees for stock option proceeds received on their behalf	28,413,780	23,992,381
Others	34,100,603	77,272,138
Total	635,104,949	1,600,113,658

In September, 2014, the Company established a special bonus program. Under this program, the Company provides the bonus units to the selected employees and the employees are required to provide deposit to participate such program. The bonus is calculated based on certain agreed-upon performance merits and is paid together with the deposit. As of December, 2014, the Company recognized RMB81 million in payable for employees deposit.

17.       LONG-TERM DEBT

	2013	2014
	RMB	RMB
2017 Convertible Senior Notes	814,222,650	—
2018 Convertible Senior Notes	4,842,960,000	4,963,680,000
Priceline Convertible Notes	—	3,102,300,000
Total	5,657,182,650	8,065,980,000

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

Sold Warrants

The Company received US$26.6 million from the same counterparty from the sale of warrants to purchase up to approximately 9.3 million shares of the Company’s ADS at an exercise price of US$26.37 per ADS. The warrants had an expected life of 5 years and expire on September 15, 2017. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2014, the warrants had not been exercised and remained outstanding.

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

The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of December 31, 2014, RMB428 million (US$69 million) is reclassified as short-term debt to present the Notes may be redeemed within one year(Note 12).

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

Early conversion of 2017 Convertible Senior Notes

The Company offered the public tranche of the 2017 Notes holders to convert their Notes early, through an inducement. The inducement we offered included the original term’s ratio for ADS conversion plus a cash incentive of 1.5%-2.0%. As a result of the inducement, in 2013, US$45.5 million of the notes was tendered, or 2.35 million ADS at the initial conversion rate of 51.7116 ADS per note. In 2014, US$61.6 million of the notes was tendered, or 3.4 million ADS at the initial conversion rate of 51.7116 ADS per note. These conversions did not materially impact the current shares outstanding.

Early termination of Call Option

The above early conversion of 2017 Convertible Senior Notes also resulted in an early termination of a call option we entered into during 2012, of which the Company has received US$ 11.6 million from this early termination.

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

Sold Warrants

The Company received US$77.2 million from the same counterparty from the sale of warrants to purchase up to approximately 10.2 million shares of the Company’s ADS at an exercise price of US$96.27 per ADS. The warrants had an expected life of 5 years and expire on October 15, 2018. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2014, the warrants had not been exercised and remained outstanding.

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

The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of December 31, 2014, RMB5.0 billion (US$800 million) is accounted as the value of the Notes in long-term debt.

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

Description of Priceline Convertible Notes

On August 7, 2014, the Company issued Convertible Senior Notes (the “Notes”) at an aggregate principal amount of US$500 million to the Priceline Group. The Notes are due on August 7, 2019 and bear interest of 1% annually which will be paid semi-annually beginning on August 7, 2014. The Notes will be convertible into the Company’s American Depositary Shares (“ADSs”) with an initial conversion price of approximately US$81.36 per ADS.

The Company has accounted for the Notes in accordance with ASC 470, as a single instrument within the consolidated financial statements. The value of the Notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate.

In addition, the Company has granted the Priceline Group permission to acquire the Company’s shares in the open market over the next twelve months, so that combined with the shares convertible under the bond, the Priceline Group may hold up to 10% of the Company’s outstanding shares. As the potential purchase will be conducted by the market price, there is no accounting implication.

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

In 2014, US$61.6 million convertible senior notes issued in 2012 were early converted and 846,131 shares of repurchased treasury stock were delivered to the notes holders. As of December 31, 2014, the Company had 3,323,262 shares treasury stock at total cost of US$259 million.

19.       NON-CONTROLLING INTERESTS

As of December 31, 2014, the Company’s majority-owned subsidiaries and VIEs which are consolidated in the consolidated financial statements but with non-controlling interests recognized mainly include an offline travel agency, a technology company focusing on hotel customer reviews, an online trip package service provider, Tujia.com International Co., Ltd (“Tujia”) and ezTravel.

Non-controlling interests include the common shares in the consolidated subsidiaries or VIE subsidiaries and preferred shares issued by the Company’s subsidiaries. The balance is summarized as follows:

	December 31, 2013	December 31, 2014
	RMB	RMB

An offline travel agency (Note 2)	—	367,705,496
A technology company focusing on hotel customer reviews (Note 2)	—	125,442,240
An online trip package service provider (Note 2)	—	136,890,011
Tujia	83,133,600	130,343,575
ezTravel	21,475,705	22,769,589
Others	95,081,123	65,397,382
	199,690,428	848,548,293

In October 2012, February 2013 and June 2014, a subsidiary of the Company, Tujia, entered into a series of agreements with C-Travel, a wholly owned subsidiary of the Company, and other institutional investors to issue 70,380,000 Series A redeemable convertible preferred shares (“Series A preferred shares”) with total consideration of US$14.6 million, 33,333,333 Series B redeemable convertible preferred shares (“Series B preferred shares”) with total consideration of US$36.7 million and 30,465,080 Series C redeemable convertible preferred shares (“Series C preferred shares”) with total consideration of US$75 million, respectively. All of the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares issued by Tujia are collectively referred to as the “Preferred Shares”. The Company assessed it has the right to consolidate Tujia after the issuance of Series A, B and C redeemable convertible preferred shares.

In December, 2014, the Company completed the transaction to acquire the equity stake and held majority voting power of an offline travel agency (Note 2).

In November, 2014, the Company completed the transaction to acquire controlling shares of a technology company focusing on hotel customer reviews (Note 2).

In January, 2014, the Company completed the transaction to acquire controlling shares of an online trip package service provider (Note 2).

The shares of the above mentioned companies held by investors other than Ctrip are recorded as non-controlling interests.

20.       EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share were calculated as follows:

	2012	2013	2014
	RMB	RMB	RMB
Numerator:
Net income attributable to Ctrip’s shareholders	714,405,864	998,319,684	242,739,781
Eliminate the dilutive effect of interest expense of convertible bond	4,617,398	15,496,021	—
Numerator for diluted earnings per share	719,023,262	1,013,815,705	242,739,781

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding	34,236,761	32,905,601	34,289,170
Dilutive effect of share options	1,230,941	2,359,614	3,106,496
Dilutive effect of convertible bond	623,083	2,206,157	—
Dilutive effect of convertible bond sold warrants	—	598,469	812,192
Denominator for diluted earnings per ordinary share	36,090,785	38,069,841	38,207,858

Basic earnings per ordinary share	20.87	30.34	7.08
Diluted earnings per ordinary share	19.92	26.63	6.35

Basic earnings per ADS	5.22	7.58	1.77
Diluted earnings per ADS	4.98	6.66	1.59

The 2018 convertible senior notes and the Priceline convertible notes were not included in the computation of diluted EPS in 2014 because the inclusion of such instrument would be anti-dilutive.

For the years ended December 31, 2012, 2013 and 2014, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2012	2013	2014
	RMB	RMB	RMB

2017 convertible senior notes	—	—	1,587,142
2018 convertible senior notes	—	524,249	2,551,346
Priceline convertible notes	—	—	614,535
Outstanding weighted average stock options	1,779,507	251,266	74,104
Sold Warrants	299,319	870,425	1,996,407
	2,078,826	1,645,940	6,823,534

21.       COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises that are classified as operating leases for the periods from 2015 to 2019. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB
2015	170,867,421
2016	101,503,975
2017	58,110,956
2018	23,039,320
2019	11,583,618
Thereafter	14,102,255
379,207,545

Rental expense amounted to RMB94 million, RMB118 million and RMB144 million for the years ended December 31, 2012, 2013 and 2014, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

Capital commitments

As of December 31, 2014, the Company had outstanding capital commitments totaling RMB70 million, which consisted of capital expenditures of property, equipment and software.

Guarantee

In connection with our air ticketing business, the Group is required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits in order to or to provide other guarantees obtain blank air tickets. As of December 31, 2014, the amount under these guarantee arrangements was approximately RMB884 million.

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

22.  SUBSEQUENT EVENTS

In January, 2015, the Company completed an investment transaction in Travelfusion by purchasing a majority stake in the company. Travelfusion is a UK-based leading online Low Cost Carrier (LCC) travel content aggregator and innovator of Direct Connect global distribution solutions.