Form 20-F
period 2015-12-31
CTRIP COM INTERNATIONAL LTD
filed 2016-04-22
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2015

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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

*                 Not for trading but only in connection with the listing on the NASDAQ Global Select Market of American depositary shares, each representing 0.125 of an ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 51,167,228 ordinary shares, par value $0.01 per ordinary share.

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

(3) “ADSs” refers to our American depositary shares, eight of which represent one ordinary share, unless the context suggests otherwise;

(4) “China” and “PRC” refer to the People’s Republic of China and, solely for the purpose of this annual report, exclude Taiwan, Hong Kong and Macau, and “Greater China” refers to the PRC, Taiwan, Hong Kong and Macau; and

(5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015.

On January 21, 2010, we effected a change of the ratio of our ADSs to ordinary shares from two (2) ADSs representing one ordinary share to four (4) ADSs representing one ordinary share. Effective December 1, 2015, we further changed our ADS to ordinary share ratio from four (4) ADSs representing one ordinary share to eight (8) ADSs representing one ordinary share. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

PART I

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

A.            Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

All ADS data have been retroactively adjusted to reflect the current ADS to ordinary share ratio for all periods presented.

	For the Year Ended December 31,
	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2015 US$(2)
	(in thousands, except for per ordinary share data)
Consolidated Statement of Operation Data
Net revenues	3,498,085	4,158,791	5,386,746	7,346,918	10,897,568	1,682,295
Cost of revenues	(805,130)	(1,037,791)	(1,386,767)	(2,100,606)	(3,043,440)	(469,827)
Gross profit	2,692,955	3,121,000	3,999,979	5,246,312	7,854,128	1,212,468
Operating expenses
Product development(1)	(601,485)	(911,905)	(1,245,719)	(2,321,349)	(3,296,693)	(508,922)
Sales and marketing(1)	(624,600)	(984,002)	(1,269,413)	(2,214,210)	(3,087,990)	(476,704)
General and administrative(1)	(400,876)	(570,487)	(646,405)	(861,551)	(1,088,402)	(168,019)
Total operating expenses	(1,626,961)	(2,466,394)	(3,161,537)	(5,397,110)	(7,473,085)	(1,153,645)
Income / (loss) from operations	1,065,994	654,606	838,442	(150,798)	381,043	58,823
Net interest income and other income(5)	223,627	296,088	305,554	186,050	2,624,321	405,125
Income before income tax expense, equity in income of affiliates and non-controlling interest	1,289,621	950,694	1,143,996	35,252	3,005,364	463,948
Income tax expense	(262,186)	(294,526)	(293,740)	(130,821)	(470,188)	(72,585)
Equity in income / (loss) of affiliates	57,525	34,343	56,147	187,191	(135,781)	(20,960)
Net income	1,084,960	690,511	906,403	91,622	2,399,395	370,403
Less: Net (income) / loss attributable to non-controlling interests	(8,545)	23,895	91,917	151,117	108,261	16,712
Net income attributable to Ctrip’s shareholders	1,076,415	714,406	998,320	242,739	2,507,656	387,115
Earnings Per Ordinary Share Data:
Net income attributable to Ctrip’s shareholders	1,076,415	714,406	998,320	242,739	2,507,656	387,115
Earnings per ordinary share(3), basic	29.92	20.87	30.34	7.08	66.34	10.24
Earnings per ordinary share(3), diluted	28.30	19.92	26.63	6.35	56.85	8.78

	As of December 31,
	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2015(7) RMB		2015(7) US$(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	3,503,428	3,421,533	7,138,345	5,300,888	19,215,675		2,966,389
Restricted cash	211,636	768,229	739,544	836,395	2,286,883		353,034
Short-term investment	1,288,472	1,408,664	3,635,091	6,438,855	8,235,786		1,271,386
Accounts receivable, net	789,036	983,804	1,518,230	1,826,766	3,150,768		486,395
Prepayments and other current assets	566,188	999,149	1,237,531	2,480,276	7,711,756		1,190,490
Deferred tax assets, current	39,782	61,841	96,980	193,503	—	(6)	—	(6)
Non-current assets	3,362,893	3,994,135	6,324,938	14,132,842	78,241,724		12,078,441
Total assets	9,761,435	11,637,355	20,690,659	31,209,525	118,842,592		18,346,135
Current liabilities	2,568,060	3,910,144	6,368,008	12,714,703	33,666,095		5,197,150
Deferred tax liabilities, non-current	48,309	53,309	63,197	132,507	3,045,259		470,107
Long-term Debt(4)	—	1,089,022	5,529,368	7,984,588	18,354,608		2,833,463
Other long-term Liabilities	—	—	—	—	91,702		14,156
Total Ctrip’s shareholders’ equity	7,042,295	6,489,632	8,530,396	9,529,179	44,550,730		6,877,448
Noncontrolling interests	102,771	95,248	199,690	848,548	19,134,198		2,953,811
Total shareholder’s equity	7,145,066	6,584,880	8,730,086	10,377,727	63,684,928		9,831,259

(1)   Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2015 US$(2)
	(in thousands)
Product development	98,955	132,583	138,668	184,665	291,643	45,022
Sales and marketing	48,191	55,892	49,105	54,392	65,574	10,123
General and administrative	195,645	243,246	250,157	257,587	285,379	44,055

(2)   Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.4778 to US$1.00. See “Item 3. Key Information — A. Selected Financial Information — Exchange Rate Information.”

(3)   Each ADS represents 0.125 of an ordinary share.

(4)   In April 2015, the FASB issued new guidance which changes the presentation of debt issuance cost. Under the new guidance, debt issuance cost is presented as a reduction of the carrying amount of the related liability, rather than as an asset. This guidance has been adopted and applied retrospectively by us to the prior periods presented herein.

(5)   In 2015, a gain of RMB2.3 billion (US$350 million) was recognized in the other income for the deconsolidation of Tujia which was once a subsidiary of the Company. Please refer to footnote 8 of our consolidated financial statements incorporated herein.

(6)   In 2015, we have determined and elected to early adopt ASU 2015-17 to our consolidated financial statements starting December 31, 2015, prospectively to present the deferred tax assets and liabilities as non-current items.

(7)   Our consolidated balance sheet data has reflected the effect of consolidation of the financial statements of Qunar Cayman Islands Limited starting from December 31, 2015.

Exchange Rate Information

We have published our consolidated financial statements in RMB. Our business is primarily conducted in China using RMB. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2015 at a rate of RMB6.4778 to US$1.00, which was the certified exchange rate in effect as of December 31, 2015. The certified exchange rate on April 15, 2016 was RMB6.4730 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollars for the periods indicated. The exchange rates refer to the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Certified Exchange Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 15, 2016)	6.4730	6.4713	6.4810	6.4580

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

As part of our plan to expand our product and service offerings, we have made and intend to make strategic acquisitions or investments in the travel service industries in Greater China and overseas. For example, we had invested through open market purchases and in a private placement transaction a total of US$92 million in an approximately 15% stake in Homeinns Hotel Group, or Homeinns, a leading economy hotel chain in China. In June 2015, we, together with our co-founder and chief executive officer Mr. James Jianzhang Liang, our co-founder and independent director Mr. Neil Nanpeng Shen and certain other buyers, delivered a non-binding letter to Homeinns which proposes to acquire all of its outstanding ordinary shares not already owned by these buyers for a cash consideration of US$35.8 per ADS; in December 2015, an agreement and plan of merger was entered into between Homeinns and the special purpose vehicles formed by our consortium to consummate the transaction. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in China Lodging Group, Limited, or Hanting, a leading economy hotel chain in China, through private placement transactions and purchases in Hanting’s initial public offering. As a result of a series of investments on eHi since 2013, we held an aggregate equity interest of approximately 14% in eHi as of December 31, 2015 with the aggregated investment cost of US$107 million. In 2014 and 2015, we invested a total of US$50 million in approximately 4% stake in Tuniu Corporation, or Tuniu, a well-known service provider in the leisure package tour market, through a private placement transaction conducted concurrently with Tuniu’s initial public offering and private acquisitions afterwards. In May 2015, we made an investment in eLong, Inc., or eLong, through acquiring the shares of eLong from certain selling shareholders, including Expedia, Inc., or Expedia, together with several other investors. We acquired a 38% equity stake in eLong for a total purchase price of US$422 million. In October 2015, we completed a share exchange transaction with Baidu, Inc., or Baidu, and obtained approximately 45% of the aggregate voting interest of Qunar Cayman Islands Limited, or Qunar, in exchange for our newly issued ordinary shares. In December 2015, we issued ordinary shares represented by ADSs to certain special purpose vehicles holding shares solely for the benefit of certain Qunar employees and, as consideration, we received class B ordinary shares of Qunar and directly injected these shares to third-party investment entities dedicated to investing in business in China. From accounting perspective, we started to consolidate Qunar’s financial statements from December 31, 2015. If the ADS prices of Hanting, eHi, and Tuniu, or other future public company targets declines and becomes lower than our share purchase price, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods. In addition, if any of Homeinns and eLong incur a net loss in the future, we would share their net loss proportionate to our equity interest in them.

In connection with our recent strategic acquisitions, there had been a significant increase of goodwill and indefinite lived intangible assets booked in our financial statements. As of December 31, 2015, our goodwill was RMB45.7 billion (US$7.1 billion) and our indefinite lived intangible assets were RMB9.7 billion (US$1.5 billion). ASC 350 “Intangibles — Goodwill and Other,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. See also “Item 5 — Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies and Estimates — Goodwill, Intangible Assets and Long-lived Assets.” For 2013, 2014 and 2015, we did not recognize any impairment charges for goodwill or intangible assets. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge. We may potentially incur significant impairment charges if the recoverability of these assets become substantially reduced in the future.

In addition, our strategic acquisitions and investments could subject us to other uncertainties and risks, and our failure to address any of these uncertainties and risks, among others, may have a material adverse effect on our financial condition and results of operations:

•                  high acquisition and financing costs;

•                  potential ongoing financial obligations and unforeseen or hidden liabilities;

•                  failure to achieve our intended objectives, benefits or revenue-enhancing opportunities;

•                  cost of, and difficulties in, integrating acquired businesses and managing a larger business;

•                  failure to be in full compliance with applicable laws, rules and regulations;

•                  potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board; and

•                  diversion of our resources and management attention.

In addition, we establish strategic alliances with various third parties to further our business purpose from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, an increase in expenses incurred in establishing new strategic alliances, inefficiencies caused by failure to integrate strategic partners’ businesses with our own, and unforeseen levels of diversion of our resources and management attention, any of which may materially and adversely affect our business.

From time to time, we selectively acquired or invested in businesses that complement our existing business, and will continue to do so in the future. See “Item 4. Information on the Company — A. History and Development of the Company” for more details of our acquisitions and investments. We cannot assure you that we will be able to achieve the benefits we expected from such acquisitions or investments. Moreover, our strategy of acquiring or investing in a competing business could be adversely affected by uncertainties in the implementation and enforcement of the PRC Anti-Monopoly Law. Under the PRC Anti-Monopoly Law, companies undertaking acquisitions or investments in a business in China must notify MOFCOM in advance of any transaction where the parties’ revenues in the China market and global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. There are numerous factors MOFCOM considers in determining “control” or “decisive influence,” and, depending on certain criteria, MOFCOM will conduct anti-monopoly review of transactional transactions in respect of which it was notified. In light of the uncertainties relating to the interpretation, implementation and enforcement of the PRC Anti-Monopoly Law, there is no assurance that MOFCOM will not deem our past and future acquisitions or investments, including the ones referenced herein or elsewhere in this annual report, to have met the filing criteria under the PRC Anti-Monopoly Law and therefore demand a filing for merger review. However, there have been limited cases of MOFCOM anti-monopoly review of filings involving companies with a variable interest entity structure similar to ours. If we are found to have violated the PRC Anti-Monopoly Law for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. Such unwinding could affect our business and financial results, and harm our reputation.

As a result of any of the above factors, any actual or perceived failure to realize the benefits we expected from these acquisitions or investments may cause the trading price of our ADSs to decline.

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown significantly as a result of both organic growth of existing operations and acquisitions, and we expect to continue to experience such growth in the future. We have significantly expanded our operations and anticipate further expansion of our operations and workforce, as a result of the continued growth of our service offerings, customer base and geographic coverage. For example, we have invested in, and plan to continue to invest in, organic growth by rolling out new business initiatives focusing in a diverse range of areas including cruise lines, car services, bus tickets and train tickets, and if such new business initiatives fail to perform as expected, our financial condition and results of operations could be adversely impacted. Our growth to date has placed, and our anticipated future operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Consolidation of the results of operations of Qunar with ours may negatively impact our financial performance and results of operations.

Following the consummation of the share exchange transaction with Baidu in October 2015, we beneficially owned approximately 45% of Qunar’s aggregate voting interest. See “Item 4. Information on the Company — B. Business Overview — Strategic Investments and Acquisitions.” In connection with our transaction with Baidu, we agreed to issue approximately 5 million ordinary shares to certain special purpose vehicles holding shares solely for the benefit of Qunar employees. The issuance of such Ctrip shares to Qunar employees is conditional upon the surrender by such employees of any Qunar securities held by or granted to them. Thus far, we offered a total of approximately 4.0 million ordinary shares to three special purpose vehicles holding these shares solely for the benefit of Qunar employees. Future receipt by Qunar employees of Ctrip shares will be upon satisfaction of legal and contractual conditions. As a result of these transactions, we accounted for the transactions as a business combination under U.S. GAAP and, starting from December 31, 2015, we started to consolidate Qunar’s financial statements from the accounting perspective. Qunar has historically incurred net loss. Therefore, consolidating Qunar’s financial statements may negatively impact our financial performance in the upcoming financial reporting cycles for an extended period of time. Moreover, starting in January 2016, some PRC airlines, including two of the largest airlines in China, announced suspension of their respective business cooperation with Qunar without indicating the length of such suspension and cited serious customer complaints in their respective announcements. If such suspension further exacerbates, Qunar may suffer from loss of revenue and its results of operations may be materially and adversely affected, which in turn may materially and adversely affect our consolidated results of operations. The pro forma financial statements giving effect to this investment are incorporated by reference in this annual report.

Our recent transactions including share exchange with Baidu, issuance of shares for the benefit of Qunar employees and investment or financing arrangements with selected third-party investment entities will result in substantial dilution to our shareholders and will also reduce our existing cash balance.

In the long-term interest of our company, we will make investments, in the form of limited partnership contributions, assets injection or other financing arrangements, into or with certain entities that are dedicated to investing businesses in China. In late 2015 and early 2016, we agreed to make investment or enter into financing arrangements with several non-U.S. investment entities, which are managed and/or owned by parties unaffiliated with each other and unaffiliated with us and are dedicated to investing in businesses in China. In January 2016, we issued a total number of 5,431,983 ordinary shares, including 2,661,967 ordinary shares represented by ADSs, and provided capital contribution or financial support in a total amount of approximately US$1.3 billion in cash to some of these non-U.S. investment entities. In March 2016, we further issued an aggregate of 474,534 ordinary shares represented by ADSs to certain of these non-U.S. investment entities, and these ordinary shares represent approximately 1% of our immediate post-issuance outstanding shares. These investments, capital contributions and financing arrangements in the form of our ordinary shares may result in our issuance of a substantial number of our ordinary shares in the aggregate, which together with the recent share exchange with Baidu and issuance of shares for the benefit of Qunar employees, will cause substantial dilution to our existing shareholders. In addition, future sale of our shares by Baidu and/or our other significant shareholders, individually or in the aggregate, may cause our share price to decline. Furthermore, our cash investments or financial support in selected investment entities may materially reduce our existing cash balance and adversely affect our working capital. If we decide to raise additional capital through the sale of equity or equity linked securities, our existing shareholders will be further diluted. If we obtain debt financings, we may be subject to restrictive covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. See “Item 4. Information on the Company — B. Business Overview — Strategic Investments and Acquisitions.”

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets.

Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and travel industry in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Any severe or prolonged slowdown in the global and/or Chinese economy could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition. According to the National Bureau of Statistics of China, in 2015, the growth rate of China’s gross domestic product, or GDP, was 6.9% and it is unclear how the economy will fare in 2016 and beyond. Since we derive the majority of our revenues from accommodation reservation, transportation ticketing and packaged-tour services in China, any severe or prolonged slowdown in the global and/or Chinese economy or the recurrence of any financial disruptions may materially and adversely affect our business, operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to travel products and services. If consumer demand for travel products and services we offer decreases, our revenues may decline. Furthermore, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Our business is significantly affected by the trends that occur in the travel industry in China, including the hotel, transportation ticketing and packaged-tour sectors. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The recent worldwide recession has led to a weakening in the demand for travel services. Other trends or events that tend to reduce travel and are likely to reduce our revenues include:

•                  terrorist attacks or threats of terrorist attacks or wars, particularly given the recent attacks in Paris, Belgium and the worsening situation in Syria;

•                  an outbreak of H1N1 influenza, Ebola virus, avian flu, Middle East respiratory syndrome, or MERS, severe acute respiratory syndrome, or SARS, or any other serious contagious diseases;

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

The trading prices of our ADSs have been and may continue to be subject to wide fluctuations. In 2015, the trading prices of our ADSs on the NASDAQ Global Select Market, as adjusted retrospectively for all periods presented to reflect the current ADS to ordinary share ratio of eight (8) ADSs representing one ordinary share effective on December 1, 2015, have ranged from US$21.54 to US$57.36 per ADS, and the last reported trading price on April 21, 2016 was US$47.21 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:

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

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these China-based companies after their offerings and the recent surge in the number of China-based, U.S.-listed companies that commenced going private proceedings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. Furthermore, some negative news and perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure including the use of variable interest entities or other matters of other China-based companies have negatively affected the attitudes of investors towards China-based companies, including us, in general in the past, regardless of whether we have engaged in any inappropriate activities, and any news or perceptions with a similar nature may continue to negatively affect us in the future.  In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in recent years. These broad market and industry fluctuations may continue to adversely affect the price of the ADSs, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted share-based awards.

If we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances at or on favorable terms or at terms similar to those we currently have, or at all, our business, market share and results of operations may be materially and adversely affected.

We rely on travel suppliers (including without limitation hotels and domestic and international airlines) to make their services available to consumers through us, and our business prospects depend on our ability to maintain and expand relationships with travel suppliers. If we are unable to maintain satisfactory relationships with our existing travel suppliers, or if our travel suppliers establish similar or more favorable relationships with our competitors, or if our travel suppliers increase their competition with us through their direct sales, or if any one or more of our travel suppliers significantly reduce participation in our services for a sustained period of time or completely withdraw participation in our services, our business, market share and results of operations may be materially and adversely affected. To the extent any of those major or popular travel suppliers ceased to participate in our services in favor of one of our competitors’ systems or decided to require consumers to purchase services directly from them, our business, market share and results of operations may suffer.

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

We derive revenues and other significant benefits from our arrangements with major domestic airlines in China and international airlines. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, they also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. In the past, airlines have from time to time reduced the commission rates on tickets booked and sold through us, which negatively affected our revenues from transportation ticketing in the relevant periods. Starting in January 2016, some PRC airlines, including two of the largest airlines in China, announced suspension of their respective business cooperation with Qunar without indicating the length of such suspension and cited serious customer complaints in their respective announcements. Although we are not aware of any airlines publicly announcing suspension of business cooperation with us as of the date of this annual report, if any airlines choose to take similar actions against us and additional airlines follow suit, our business, market share and results of operations may be materially and adversely affected. We cannot assure you that any of these airlines will continue to have supplier relationships with us or pay us commissions at the same or similar rates as what they paid us in the past. The loss of these supplier relationships or adverse changes in major business terms with our travel suppliers would materially impair our operating results and financial condition as we would lose an increasingly significant source of our revenues.

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

We compete primarily with other consolidators of hotel accommodations and transportation reservation services based in China, such as Qunar and eLong. We also compete with traditional travel agencies and new Internet travel search websites. In the future, we may also face competition from new players in the hotel consolidation market in China and abroad that may enter China.

We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. In addition, international travelers have become an increasingly important customer base. Competitors that have formed stronger strategic alliances with overseas travel consolidators may have more effective channels to address the needs of customers in China to travel overseas. Furthermore, we do not have exclusive arrangements with our travel suppliers. The combination of these factors means that potential entrants to our industry face relatively low entry barriers.

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

Any failure to maintain the satisfactory performance of our mobile platform, websites and systems, particularly those leading to disruptions in our services, could materially and adversely affect our business and reputation, and our business may be harmed if our infrastructure or technology is damaged or otherwise fails or becomes obsolete.

The satisfactory performance, reliability and availability of our infrastructure, including our mobile platform, websites and systems, are critical to the success of our business. Any system interruptions that result in the unavailability or slowdown of our mobile platform, websites or other systems and the disruption in our services could reduce the volume of our business and make us less attractive to customers. Substantially all of our computer and communications systems are located at two customer service centers, one in Shanghai and the other one in Nantong, China. Our technology platform and computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, hacking or other attempts at system sabotage, vandalism, natural disasters and other similar events. For example, in May 2015, we experienced a network shut-down for a few hours, leading to temporary disruptions in the operations of our mobile platform and websites and interrupted customer services; later internal investigations revealed the cause to be employee human error. No data leakage occurred as part of the May 2015 incident, and we have since implemented extensive measures to ensure prompt responses to similar future incidents of network shutdown/service disruption and to continue to update our security mechanisms to protect our systems from any human error, third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities; however, we cannot assure you that unexpected interruptions to our systems will not occur again in the future. We do not carry business interruption insurance to compensate us for losses that may occur as a result of such disruptions. In addition, any such future occurrences could reduce customer satisfaction levels, damage our reputation and materially and adversely affect our business.

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

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers. Each of our executive officers has entered into an employment agreement with us that contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you of the extent to which any of these agreements would be enforced in China, where most of these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

If our business continues to expand, we will need to hire additional employees, including travel supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our mobile platform, websites, customer service centers and systems, and customer service representatives to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our mobile platform, websites and customer service centers may not have satisfactory experiences and may turn to our competitors, which may adversely affect our business and results of operations.

The PRC government regulates the air-ticketing, travel agency and Internet industries. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected.

The PRC government regulates the air-ticketing, travel agency and Internet industries. We are required to obtain applicable permits or approvals from different regulatory authorities to conduct our business, including separate licenses for value-added telecommunications, air-ticketing and travel agency activities. If we fail to obtain or maintain any of the required permits or approvals in the future, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

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

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to go to court to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

We rely on services from third parties to carry out our business and to deliver our products to customers, and if there is any interruption or deterioration in the quality of these services, our customers may not continue using our services.

We rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party transportation ticketing agencies to issue transportation tickets and travel insurance products, confirmations and deliveries in some cities in Greater China. We also rely on third-party local operators to deliver on-site services to our packaged-tour customers. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance, such as server errors or interruptions, or dishonest business conduct, could impair the timing and quality of our own service. If our service providers fail to provide high quality services in a timely manner to our customers or violate any applicable rules and regulations, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangement with any of these third parties is terminated, we may not find an alternative source of support on a timely basis or on favorable terms to us.

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

In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan Province, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of the sharp decrease in travel in the relevant earthquake-affected areas in Sichuan Province. In 2009, an outbreak of H1N1 influenza (swine flu) occurred in Mexico and the United States and human cases of the swine flu were discovered in China and Hong Kong. In March 2011, a powerful earthquake hit Japan, and the subsequent tsunami and nuclear accidents had far-reaching impact on the surrounding economies. Starting from March 2013, H7N9 bird flu, a new strain of animal influenza, has been spreading in China and has infected more than a hundred people. In October 2013, large scale political protests began in Thailand that lasted several months and caused disruption to tourism and travel. In November 2013, one of the largest typhoons ever recorded hit the Philippines, causing widespread devastation. In March 2014, the World Health Organization, or the WHO, reported a major Ebola outbreak in Guinea, a western African nation. The disease then rapidly spread to the neighboring countries of Liberia and Sierra Leone. As of February 3, 2015, 22,560 suspected cases and 9,019 deaths had been reported; however, the WHO has said that these numbers may be underestimated. In June 2015, an outbreak of Middle East respiratory syndrome, or MERS, affected South Korea, one of our popular overseas travel destinations.

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

Under the PRC Enterprise Income Tax Law and the relevant implementation rules, or the EIT Law, effective on January 1, 2008, foreign invested enterprises, or FIEs, and domestic enterprises are subject to EIT at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises,” subject to certain general restrictions described in the EIT Law and the related regulations.

In December 2008, our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and JointWisdom were each designated by relevant local authorities as a “high and new technology enterprise” under the EIT Law with an effective period of three years. Therefore, these entities were entitled to enjoy a preferential tax rate of 15%, as long as they maintained their qualifications for “high and new technology enterprises” that are subject to renewals every three years with the current effective period expiring by the end of 2017. We cannot assure you that our subsidiaries will continue to qualify as high and new technology enterprises when they are subject to reevaluation in the future. In 2002, the PRC State Administration of Taxation, or the SAT, started to implement preferential tax policy in China’s western region, and companies located in applicable jurisdictions covered by the Catalogue of Encouraged Industries in the Western Region (initially effective through the end of 2010 and further extended to 2020) are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. Benefiting from this policy, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for their annual tax filing subject to periodic renewals over the years since 2012. The two entities re-applied for this qualification after the effective period expired in 2014 and their applications were approved by the relevant government authority. In 2013, Chengdu Information Technology Co., Ltd., or Chengdu Information, obtained approval from local tax authorities to apply the 15% tax rate for its 2012 tax filing and for the years from 2013 to 2016. In the event that the preferential tax treatment for these entities is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.

We have sustained loss in the past and may experience earnings decline or net loss in the future.

We sustained net loss in certain past periods and we cannot assure you that we can sustain profitability or avoid net loss in the future. We expect that our operating expenses will increase and the degree of increase in these expenses is largely based on anticipated growth, revenue trends and competitive pressure. As a result, any decrease or delay in generating additional sales volume and revenues and increase in our operating expenses may result in substantial operating losses.

We have incurred substantial indebtedness and may incur additional indebtedness in the future. We may not be able to generate sufficient cash to satisfy our outstanding and future debt obligations.

As of December 31, 2015, our total short-term borrowings and long-term borrowings (current portions) were RMB12.7 billion (US$2 billion), and our total long-term borrowings (excluding current portions) were RMB18.5 billion (US$2.85 billion).

Our substantial indebtedness could have important consequences to you. For example, it could:

•                  increase our vulnerability to adverse general economic and industry conditions;

•                  require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes; and

•                  limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to conduct additional financing activities, or increase the cost of additional financing.

In the future, we may from time to time incur additional indebtedness and contingent liabilities. If we incur additional debt, the risks that we face as a result of our substantial indebtedness and leverage could intensify.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. As a result, we may not generate or obtain sufficient cash flow to meet our anticipated operating expenses and to service our debt obligation as they become due.

We may be subject to legal or administrative proceedings regarding information provided on our online portals or other aspects of our business operations, which may be time-consuming to defend.

Our online portals contain information about hotels, transportation, popular vacation destinations and other travel-related topics. It is possible that if any information accessible on our online portals contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to labor and employment claims, breach of contract claims, anti-competition claims and other matters. Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome and merit of such proceedings, however, any legal action can have an adverse impact on us because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in the PRC or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation.

We could be liable for breaches of Internet security or fraudulent transactions by users of our mobile platform and our websites.

The Internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. See “Item 4. Information on the Company — B. Business Overview — PRC Government Regulations — Internet Privacy.” We conduct a significant portion of our transactions through the Internet, including our mobile platform and websites. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, credit card information, personal information and billing addresses) over public networks and ensuring the confidentiality, integrity, availability and authenticity of the information of our users, customers, hotel suppliers and airline partners are essential to maintaining their confidence in our online products and services. Our current security measures may not be adequate and may contain deficiencies that we fail to identify, and advances in technology, increased levels of expertise of hackers, new discoveries in the field of cryptography or others could increase our vulnerability. For example, a third-party website with focus on Internet security information exchange released a news in March 2014 that as a result of a temporary testing function performed by us, certain data files containing customers’ credit card information had been stored on local servers maintained by us, which may lead to potential exposure of these customers’ information to hackers. We removed the cause of the potential security concern within two hours of the release of the news report and then examined all other possible leaks and found that 93 customers’ credit card information might have been downloaded by the above-mentioned website for the purpose of confirming potential risks. Although to our knowledge, no customer has suffered financial loss or other damage due to the incident as of the date of this report, our business, results of operations, user experience and reputation may be materially and adversely affected if similar incidents related to Internet security recur in the future. In August 2011, China’s Supreme People’s Court and Supreme People’s Procuratorate issued judicial interpretations regarding hacking and other Internet crimes. However, its effect on curbing hacking and other illegal online activities still remains to be seen.

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

We may face greater risks of doubtful accounts as our business increases in scale.

Since we began providing travel booking services to corporate customers and some hotel customers who generally request credit terms, our accounts receivable have increased. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding accounts receivable from our customers. As a result, we may face a greater risk of non-payment of our accounts receivable. For the years ended December 31, 2013, 2014 and 2015, we recognized the provisions of doubtful accounts of RMB2.8 million, RMB11.7 million and RMB32.1 million (US$5.0 million) respectively. As our corporate travel business grows in scale, we may need to make increased provisions for doubtful accounts. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our accounts receivable.

As we have commenced accounting for employee share options using the fair value method beginning in 2006, such accounting treatment could continue to significantly reduce our net income.

Since 2006, we have accounted for share-based compensation in accordance with ASC 718 “Compensation — Stock Compensation,” or ASC 718, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. We have granted share-based compensation awards, including share options and restricted share units, to employees, officers and directors to incentivize performance and align their interests with ours. We have adopted four share incentive plans, namely, the 2007 Share Incentive Plan, or the 2007 Plan, the 2005 Employee’s Stock Option Plan, or the 2005 Plan, the 2003 Employee’s Option Plan, or the 2003 Plan, and the 2000 Employee’s Stock Option Plan, or the 2000 Plan. As a result of these grants and potential future grants under these plans, we had incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based awards.

Our board of directors has the discretion to change terms of any previously issued share options and any such change may significantly increase the amount of our share-based compensation expenses for the period that the change takes effect as well as those for any future periods. In February 2009, our board of directors approved to reduce the exercise price of all outstanding unvested options that were granted by us in 2007 and 2008 under our 2007 Plan to the then fair market value of our ordinary shares underlying such options and, in December 2009, our board of directors approved to extend the expiration dates of all stock options granted in 2005 and 2006 to eight years after the respective original grant dates of these options. As a result of such changes, our share-based compensation expense of 2009 reduced our diluted earnings per ADS by US$0.14. In February 2010, our compensation committee approved to extend the expiration dates of all stock options granted in and after 2007 to eight years after the respective original grant dates of these options. As a result of such changes and extensions, our share-based compensation expense of 2010 reduced our diluted earnings per ADS by US$0.06. In addition, with such changes and extensions, the application of ASC 718 will continue to have a significant impact on our net income. In addition, future changes to various assumptions used to determine the fair value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.

Failure to maintain effective internal control over financial reporting could result in errors in our published financial statements, which in turn could have a material adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The U.S. Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2015. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2015. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Risks Related to Our Corporate Structure

PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

We are a Cayman Islands incorporated company and a foreign person under PRC law. Due to foreign ownership restrictions in the air-ticketing, travel agency and value-added telecommunications industries, we conduct part of our business through contractual arrangements with our consolidated affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiaries and our consolidated affiliated Chinese entities, the contractual arrangements among us, our subsidiaries, our consolidated affiliated Chinese entities and their shareholders, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel due to the lack of official interpretation and clear guidance.

If we and our consolidated affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our consolidated affiliated Chinese entities, revoking our business licenses or the business licenses of our consolidated affiliated Chinese entities, requiring us and our consolidated affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our consolidated affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air-ticketing or travel agency businesses. In particular, if the PRC government authorities impose penalties which cause us to lose our rights to direct the activities of and receive economic benefits from our consolidated affiliated Chinese entities, we may lose the ability to consolidate and reflect in our financial statements the operation results of our consolidated affiliated Chinese entities. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations.

Under the equity pledge agreements between our subsidiaries and the shareholders of our consolidated affiliated Chinese entities, the shareholders of our consolidated affiliated Chinese entities pledged their respective equity interests in these entities to our subsidiaries. According to the PRC Property Rights Law, effective as of October 1, 2007, and the Measures for the Registration of Equity Pledge with the Administration for Industry and Commerce, effective as of October 1, 2008, the effectiveness of the pledges will be denied if the pledges are not registered with the Administration for Industry and Commerce. Our consolidated affiliated Chinese entities and our subsidiaries have registered most of the equity pledges, except that registration process for a few equity pledges was pending as of the date of this annual report. The effectiveness of the pledges will be recognized by PRC courts if disputes arise on certain pledged equity interests and that our subsidiaries’ interests as pledgees will prevail over those of third parties.

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

If our consolidated affiliated Chinese entities violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.

As the PRC government restricts foreign ownership of value-added telecommunications, air-ticketing and travel agency businesses in China, we depend on our consolidated affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non-accommodation reservation business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that the contractual arrangements as described in this annual report are valid, binding and enforceable under current PRC laws, except for certain equity pledge agreements whose registration process was pending as of the date of this annual report and thus may not be enforceable, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our consolidated affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing or packaged-tour business in an acceptable manner or pay us for our consulting or other services. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

The principal shareholders of our consolidated affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business.

Our director, vice chairman of the board and president, Min Fan, our officers, Tao Yang, Qi Shi, Maohua Sun, Hui Cao and Hui Wang were also the principal shareholders of our consolidated affiliated Chinese entities as of the date of this report. Thus, conflicts of interest between their duties to our company and our consolidated affiliated Chinese entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act entirely in our interests or that the conflicts of interest will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens.  In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories: (i) holding 50% of or more of the equity interest, share of interests, voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the equity interest, share of interests, voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list” to be separately issued by the State Counsel Council in the future, market entry clearance by the MOC or its local counterparts would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.” and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Arrangements with Consolidated Affiliated Chinese Entities.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

It is likely that we would not be considered as ultimately controlled by PRC nationals, as our shareholder base is relatively diverse and, to our knowledge, ultimate beneficial owners of our shares who are PRC nationals may not, in the aggregate, control more than 50% of our total voting power as of March 31, 2016. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it solicited comments from the public on this point by illustrating several possible options. Under these varied options, a company that has a VIE structure and conducts the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate share control structure of the company, may either permit the company to continue maintain the VIE structure (if the company is deemed ultimately controlled by PRC nationals), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the air-ticketing, travel agency and value-added telecommunications industries, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

Our contractual arrangements with our consolidated affiliated Chinese entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and our consolidated affiliated Chinese entities, we are effectively subject to the 5% PRC business tax or 6% PRC value-added taxes on both revenues generated by our consolidated affiliated Chinese entities’ operations in China and revenues derived from our contractual arrangements with our consolidated affiliated Chinese entities. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our consolidated affiliated Chinese entities were not made on an arm’s-length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our consolidated affiliated Chinese entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated affiliated Chinese entities’ tax expenses without reducing our tax expenses, which could subject our consolidated affiliated Chinese entities to late payment fees and other penalties for underpayment of taxes, and/or result in the loss of the tax benefits available to our subsidiaries in China. The EIT Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. As a result, our contractual arrangements with our consolidated affiliated Chinese entities may result in adverse tax consequences to us.

Our subsidiaries and consolidated affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting and other fees paid to us by our consolidated affiliated Chinese entities. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the subsidiaries’ registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and consolidated affiliated Chinese entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

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

If we exercise the option to acquire equity ownership in our consolidated affiliated Chinese entities, such ownership transfer require approval from or filings with PRC governmental authorities and subject to taxation, which may result in substantial costs to us.

Pursuant to the relevant contractual arrangements, three of our PRC subsidiaries, Ctrip Travel Information, Ctrip Travel Network, and Wancheng (Shanghai) Travel Agency Co., Ltd., or Wancheng (or their respective designees), each has its respective exclusive right to purchase all or any part of the equity interests in the applicable consolidated affiliated Chinese entities of ours from the respective shareholders of these consolidated affiliated Chinese entities for a price that is the higher of (i) the registered capital of such consolidated affiliated Chinese entities or (ii) another minimum price as permitted by the then applicable PRC laws. Such equity transfers may be subject to approvals from, or filings with, relevant PRC governmental authorities. In addition, the relevant equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. Moreover, the shareholders of our consolidated affiliated Chinese entities, under the circumstances of such equity transfers, will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of the relevant consolidated affiliated Chinese entities. The shareholders of such consolidated affiliated Chinese entities will pay, after deducting such taxes, the remaining amount to Ctrip Travel Information, Ctrip Travel Network or Wancheng, as appropriate, under the applicable contractual arrangements. The amount to be received by Ctrip Travel Information, Ctrip Travel Network and Wancheng may also be subject to enterprise income tax. Any of the aforementioned tax amounts could be substantial.

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

We conduct our business primarily through our wholly owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned enterprises. In addition, we depend on several consolidated affiliated Chinese entities in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If we and our consolidated affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including restructuring. See “Risks Related to Our Corporate Structure — PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.” and “Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

In December 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet information services providers must expressly inform their users of the purpose, manner and scope of the collection and use of users’ personal information by Internet information services providers, publish the Internet information services providers standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet information services providers and their employees keep users’ personal information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by China’s Ministry of Industry and Information Technology (formerly known as the Ministry of Information Industry), or the MIIT, in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance, which could have an adverse effect on our financial condition and operating results.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

In September 2012, we completed an offering of US$180 million in aggregate principal amount of convertible senior notes due 2017. In October 2013, we completed another offering of US$800 million in aggregate principal amount of convertible senior notes due 2018. In August 2014, in May 2015 and in December 2015, we issued US$500 million in aggregate principal amount of convertible notes due 2019, US$250 million in aggregate principal amount of convertible notes due 2020 and US$500 million in aggregate principal amount of convertible notes due 2025, respectively, to Priceline Group Treasury Company B.V., an indirect wholly owned subsidiary of The Priceline Group Inc, or Priceline Group. In June 2015, we completed an offering of US$700 million in aggregate principal amount of convertible senior notes due 2020 and US$400 million in aggregate principal amount of convertible senior notes due 2025. In December 2015, we issued US$500 million in aggregate principal amount of convertible notes due 2025 to Gaoling Fund, L.P. and YHG Investment, L.P., or collectively Hillhouse, in addition to the aforementioned issuance to Priceline Group. As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals and there are restrictions for us to make loans to our consolidated affiliated Chinese entities. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and our consolidated affiliated Chinese entities, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, on March 3, 2015, the SAFE promulgated a Circular on the Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or Circular 19, which became effective on June 1, 2015 and replaced Circular 142. Originally, pursuant to Circular 142, the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC and foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Although Circular 19 restates certain restrictions on the use of investment capital denominated in foreign currency by foreign invested companies, it specifies that the registered capital of a foreign-invested company, denominated in foreign currency, can be converted into RMB at the discretion of such foreign- invested company and can be used for equity investment in the PRC subject to the invested company’s filing of a reinvestment registration with the relevant local SAFE. However, since Circular 19 is newly issued, its interpretation and enforcement involve significant uncertainty.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including Circular 19, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We have attempted to comply with the PRC government regulations regarding licensing requirements by entering into a series of agreements with our consolidated affiliated Chinese entities. If the PRC laws and regulations change, our business in China may be adversely affected.

To comply with the PRC government regulations regarding licensing requirements, we have entered into a series of agreements with our consolidated affiliated Chinese entities to exert our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that our contractual arrangements with our consolidated affiliated Chinese entities, as described in this annual report, are valid under current PRC law and regulations, as there is substantial uncertainty regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree with our counsels’ position or that we will not be required to restructure our organizational structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs. See “Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operations under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These international gateways are the only channels through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure, primarily China Telecom and China Unicom, to provide data communications capacity. Although the government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

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

Risks Related to Our Ordinary Shares and ADSs

The future sales of a substantial number of ADSs in the public market could adversely affect the price of the ADSs.

In the future, we may sell additional ADSs to raise capital, and our existing shareholders could sell substantial amounts of the ADSs, including those issued upon the exercise of outstanding options, in the public market. We cannot predict the size of such future issuance or the effect, if any, that they may have on the market price of the ADSs. Any future sales of a substantial number of the ADSs in the public market, or the perception that such issuance and sale may occur, could adversely affect the price of the ADSs and impair our ability to raise capital through the sale of additional equity securities.

Provisions of our convertible notes could discourage an acquisition of us by a third party.

In September 2012, we completed an offering of US$180 million in aggregate principal amount of convertible senior notes due 2017. In October 2013, we completed another offering of US$800 million in aggregate principal amount of convertible senior notes due 2018. In August 2014, in May 2015 and December 2015, we issued US$500 million in aggregate principal amount of convertible notes due 2019, US$250 million in aggregate principal amount of convertible notes due 2020 and US$500 million in aggregate principal amount of convertible notes due 2025, respectively to Priceline Group Treasury Company B.V., an indirect wholly owned subsidiary of Priceline Group. In June 2015, we completed an offering of US$700 million in aggregate principal amount of convertible senior notes due 2020 and US$400 million in aggregate principal amount of convertible senior notes due 2025. In December 2015, we issued US$500 million in aggregate principal amount of convertible notes due 2025 to Hillhouse, in addition to the aforementioned issuance to Priceline Group. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (1) any person or group gaining control of our company; (2) our company merging with or into another company or disposing of substantially all of its assets; (3) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (4) the adoption of any plan relating to the dissolution or liquidation of our company; or (5) our ADSs ceasing to be listed on a major U.S. national securities exchange. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance listing standards.

As a Cayman Islands company listed on the NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. As we chose to follow home country practice exemptions with respect to certain corporate matters such as the requirement of majority independent directors on our board of directors, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, may be limited because we are incorporated in the Cayman Islands, and because we conduct the majority of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct the majority of our operations in China through our wholly owned subsidiaries and several consolidated affiliated Chinese entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action in the United States upon these persons. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may instruct the depositary for the ADSs to vote the shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

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

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Provisions of our shareholder rights plan could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders.

In November 2007, we adopted a shareholder rights plan, which was subsequently amended. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in our outstanding shares. The existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for the ADSs.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences for U.S. Holders.

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2015. Given variance in the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, although we cannot be certain, we believe there is some risk that we will be treated as a PFIC for our taxable year ending December 31, 2016. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make annual separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you of our PFIC status for our current taxable year ending December 31, 2016 or for any future taxable year.

A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income. The value of our assets generally will be determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder (as defined herein). For a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10. Additional Information — Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

ITEM 4.                        INFORMATION ON THE COMPANY

A.            History and Development of the Company

We commenced our business in June 1999. In March 2000, we established a new holding company, Ctrip.com International, Ltd., in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. Since our inception, we have conducted the majority of our operations in China and expanded our operations overseas in 2009. As of December 31, 2015, we mainly operated our business through the following significant subsidiaries:

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

•                  Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;

•                  Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information;

•                  Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network;

•                  Ctrip Information Technology (Nantong) Co., Ltd., or Ctrip Information Technology;

•                  Beijing JointWisdom Information Technology Co., Ltd., or JointWisdom (formerly known as China Software Hotel Information System Co., Ltd.);

•                  ezTravel Co., Ltd., or ezTravel; and

•                  HKWOT (BVI) Limited, or Wing On Travel.

After our share exchange transaction with Baidu in October 2015, we obtained approximately 45% of the aggregate voting interest of Qunar. In December 2015, we issued ordinary shares represented by ADSs to certain special purpose vehicles holding shares solely for the benefit of certain Qunar employees and, as consideration, we received class B ordinary shares of Qunar and directly injected these shares to third-party investment entities dedicated to investing in business in China. From accounting perspective, we started to consolidate Qunar’s financial statements from December 31, 2015.

We also conduct part of our business in China primarily through the following significant consolidated affiliated Chinese entities and certain of their subsidiaries:

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

•                  Chengdu Ctrip Travel Agency Co., Ltd, or Chengdu Ctrip, which holds air transport sales agency license and domestic travel agency license;

•                  Ctrip Insurance Agency Co., Ltd., or Ctrip Insurance, which holds an insurance agency business license;

•                  Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (formerly known as Shanghai Huacheng Southwest Travel Agency Co., Ltd.), or Shanghai Huacheng, which holds domestic travel agency and air transport sales agency licenses;

•                  Chengdu Ctrip International Travel Agency Co., Ltd, or Chengdu Ctrip International, a wholly owned subsidiary of Shanghai Ctrip, which holds domestic and cross-border travel agency licenses, air transport sales agency license; and

•                  Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing, which holds the licenses, approvals and key assets such as mobile application and website that are essential to the business operations of Qunar.

We formed Homeinns Hotel (Hong Kong) Limited, or Homeinns Hong Kong, in 2001 to expand our business to include the hotel management service. We spun off all of our interest in Homeinns Hong Kong in August 2003. Homeinns Hong Kong became a wholly owned subsidiary of Homeinns in June 2006. Homeinns undertook an initial public offering and its ADSs were listed on the NASDAQ Global Market in October 2006. During the period from September 12, 2008 to March 31, 2009, we purchased ADSs of Homeinns on the open market representing approximately 10% of the then total outstanding ordinary shares of Homeinns. In May 2009, we entered into a purchase agreement with Homeinns to acquire additional equity interest in Homeinns through a private placement of its ordinary shares for $50 million in cash. In connection with this private placement, we have also obtained certain demand, piggyback and Form F-3 registration rights from Homeinns. In June 2015, we, together with our co-founder and chief executive officer Mr. James Jianzhang Liang, our co-founder and independent director Mr. Neil Nanpeng Shen and certain other buyers, delivered a non-binding letter to Homeinns which proposes to acquire all of its outstanding ordinary shares not already owned by these buyers for a cash consideration of US$35.8 per ADS. In December 2015, Homeinns entered into an agreement and plan of merger with the special purpose vehicles formed by our consortium, pursuant to which one of our special purpose vehicles will merge with and into Homeinns with Homeinns continuing as the surviving company after the merger. Upon consummation of the merger, each of our shares in Homeinn will be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.005 each, of the surviving company. Our aggregate equity interest in Homeinns was approximately 15% of the total outstanding ordinary shares of Homeinns as of December 31, 2015.

In March 2006, we formed a wholly owned subsidiary, C-Travel International Limited, an exempted company with limited liability incorporated in the Cayman Islands, in connection with our investment in a minority stake in ezTravel Co., Ltd., or ezTravel, an online travel service provider in Taiwan that offers packaged tours as well as hotel and airline ticket reservation services. In 2009, we consolidated ezTravel’s operating results because we had a controlling financial interest of ezTravel. The financial results of ezTravel are not significant to our company in the year ended December 31, 2015.

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

In May 2010, pursuant to a sale and purchase agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip.com International, Ltd., we acquired 90% of the issued share capital of Wing On Travel’s travel service segment (operated through Wing On Travel’s subsidiary, HKWOT (BVI) Limited), for a total consideration of approximately US$88 million in cash, and began to consolidate its financial results since then. In February 2012, we entered into a sale and purchase agreement to purchase the remaining 10% of the issued share capital of HKWOT (BVI) Limited for a total consideration of US$9.4 million. The financial results of Wing On Travel were not significant to our company in the year ended December 31, 2015.

In October 2014, China Software Hotel Information System Co. acquired 100% shares of a technology company focusing on hotel customer reviews. In 2015, China Software Hotel Information System Co. changed the name to Beijing JointWisdom Information Technology Co., Ltd., or JointWisdom.

From time to time, we selectively acquired or invested in businesses that complement our existing business, and will continue to do so in the future. Other than the material acquisitions or investments disclosed above, under “Item 4. Information on the Company — B. Business Overview — Strategic Investments and Acquisitions” or elsewhere in this annual report on Form 20-F, no acquisitions or investments was material to our businesses or financial results at the time we made the acquisition or investment.

In August 2014, we have expanded an existing commercial agreement with Priceline Group, to strengthen our global partnership. In addition, we issued US$500 million in aggregate principal amount of convertible notes due 2019, or the Priceline 2019 Notes, to Priceline Group Treasury Company B.V., an indirect wholly owned subsidiary of Priceline Group and we granted Priceline Group a permission to acquire our shares in the open market over before August 2015, so that combined with shares issuable upon conversion of the convertible note, Priceline Group may hold up to 10% of our outstanding shares. Upon subscription of the convertible note, Priceline Group acquired the right to appoint an observer to our board of directors.

In May 2015 and December 2015, we issued US$250 million in aggregate principal amount of convertible notes due 2020, or the Priceline 2020 Notes, and US$500 million in aggregate principal amount of convertible notes due 2025, or the Priceline 2025 Notes, respectively, to an indirect subsidiary of Priceline Group for its additional investment in us. Immediately following issuance of the US$500 million convertible notes in December 2015 and assuming full conversion of the convertible notes issued to Priceline Group according to their terms, Priceline Group will have beneficially owned securities representing approximately 10.5% of our outstanding shares based on the amendment to Schedule 13D filed by the subsidiary of Priceline Group on December 14, 2015. We have also extended permission to Priceline Group to increase its ownership in our company through the acquisition of ADSs in the open market so that, when combined with the shares issuable upon conversion of all of the Priceline notes, Priceline Group continues to be entitled to hold up to 15% of our outstanding shares (excluding shares that are beneficially owned by Priceline Group or its subsidiary due to any such entities’ ownership or conversion of the notes issued in December 2015). We and Priceline Group have continued the existing commercial partnership, whereby accommodations inventory is cross-promoted between the brands. Concurrently with our issuance of the convertible notes to Priceline Group in December 2015, Hillhouse also subscribed for and was issued US$500 million in aggregate principal amount of our convertible notes due 2025, or the Hillhouse 2025 Notes, in substantially the same terms as those issued to Priceline Group.

In June 2015, we completed an offering of US$700 million in aggregate principal amount of convertible senior notes due 2020, or the 2020 Notes and US$400 million in aggregate principal amount of convertible senior notes due 2025, or the 2025 Notes. The notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2020 Notes will be convertible into ADSs based on an initial conversion rate of 9.1942 ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$108.76 per ADS and represents an approximately 45.0% conversion premium over the closing trading price of the ADSs on June 18, 2015, which was US$37.51 per ADS). The 2025 Notes will be convertible into ADSs based on an initial conversion rate of 9.3555 ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$106.89 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of the Company’s ADSs on June 18, 2015 of US$37.51 per ADS). The conversion rate for each of the 2020 Notes and the 2025 Notes is subject to adjustment upon the occurrence of certain events. The 2020 Notes will bear interest at a rate of 1.0% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016. The 2020 Notes will mature on July 1, 2020, unless previously repurchased or converted in accordance with their terms prior to such date. The 2025 Notes will bear interest at a rate of 1.99% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016. The 2025 Notes will mature on July 1, 2025, unless previously repurchased or converted in accordance with their terms prior to such date.

Effective December 1, 2015, we changed our ADS to Class A ordinary share ratio from four (4) ADS representing one ordinary share to eight (8) ADSs representing one ordinary share.

Our principal executive offices are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, and our telephone number is (86-21) 3406-4880. Our agent for service of process in the United States is CT Corporation System. Our principal website address is www.ctrip.com. The information on our websites should not be deemed to be part of this annual report.

B.            Business Overview

We are a leading travel service provider for accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. We aggregate hotel and transportation information to enable business and leisure travelers to make informed and cost-effective bookings. We help leisure travelers book tour packages and guided tours and help corporate clients effectively manage their travel requirements. In addition, we offer a variety of other travel-related services, including but not limited to travelers’ reviews, attraction tickets, travel-related financing and car services, and travel insurance and visa services to meet the various booking and travelling needs of both leisure and business travelers. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•                  choose and reserve hotel rooms in cities throughout China and abroad;

•                  book and purchase transportation tickets for domestic and international flights and/or trains;

•                  choose and reserve packaged tours that include transportation and accommodations, as well as guided tours and other value-added services in some instances; and

•                  book and purchase other travel-related services for their leisure and business travels.

We target our services primarily at business and leisure travelers in China who do not travel in groups. These types of travelers, who are referred to in the travel industry as FITs (frequent independent travelers) and whom we refer to as independent travelers in this annual report, form a traditionally under-served yet fast-growing segment of the China travel market. We act as an agent in substantially all of our transactions and generally do not take inventory risks with respect to the hotel rooms and transportation tickets booked through us. We derive our accommodation reservation, transportation ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, transportation tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. As of December 31, 2015, we had secured room supply relationships with approximately 359,000 hotels in China and approximately 690,000 hotels abroad, which cover a broad range of hotels in terms of price and geographical location. Through strategic cooperation arrangements with other leading online accommodation reservation service providers in recent years, we expanded our overseas hotel network by gaining access to more international hotels on these platforms through our accommodation reservation services. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers.

We believe that we are one of the largest consolidator of airline tickets in China in terms of the total number of airline tickets booked and sold. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating in cities at home and abroad. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes through mobile platform, internet websites and customer service centers and arrange electronic payment. In addition, we provide the same levels of centralization and convenience to customers seeking to make reservation on their chosen train and bus routes. We believe that we have realized a notable innovation in our transportation ticketing services, namely, our integrated product offering of air, train and bus tickets.

As long as users are searching for one of the transportation products on our database, our system can automatically provide the recommendations to the other two transportation modes with the same dates, origins and destinations. This capability significantly helps our customers to streamline their decision-making process in searching for the most cost-efficient transportation.

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

We offer our services to customers through an advanced transaction and service platform consisting of mobile platform, multi-lingual websites and our centralized, 24-hour customer service centers. We have built up an industry-leading mobile platform which enhances user experience and user engagement. Cumulative downloads for our mobile app grew from approximately 592 million as of December 31, 2014 to approximately 1.7 billion as of December 31, 2015. In addition, our 24-hour service centers, which provide responsive and high quality customer services, further differentiate us from other online travel service providers. In the fiscal year ended December 31, 2015, transactions effected through our mobile channel accounted for approximately 66% of our transaction orders.

We operate an open platform to further bridge the gap between travelers and travel suppliers with a diverse range of products and services. Travel suppliers ranging from airlines and third-party travel agencies to e-commerce websites offering travel products and services can list their inventories on our open platform to expand their business opportunities. We also offer high quality supplier management services and technology and financial support to enhance supplier experience and encourage supplier participation on the open platform. In addition, we offer high quality customer service to travelers for all the products and services they purchase through our open platform. We believe that our open platform helps us expand the number and types of products and services available to travelers and enhance our price competitiveness, and further build and strengthen the vibrant travel ecosystem on our open platform.

Our revenues are primarily generated from the accommodation reservation, transportation ticketing, packaged-tour services and corporate travel. For information on revenues attributable to our different products, see “Item 5.A. Operating Results.”

Products and Services

We began offering accommodation reservation and transportation ticketing in October 1999. In 2015, we derived approximately 40% of our revenues from the accommodation reservation business and 39% of our revenues from the transportation ticketing business. In addition, we offer other products and services including packaged tours, mostly bundled by us, that cover hotel, ticketing and transportation as well as corporate travel management services.

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

As of December 31, 2015, we had contracted with approximately 359,000 hotels in China, of which a majority have guaranteed room allotments, allowing us to reserve rooms for our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a significant part of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking.

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

Other Products and Services. Our other products and services include online advertising services, the sale of Property Management System, or PMS, and related maintenance service. Other products and services accounted for a small portion of our total revenues in 2015.

Seasonality

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. See “Item 5.A. Operating Results,” for a discussion of seasonality in the travel industry.

Transaction and Service Platform

Our customers can reach us for their travel-related needs through either our mobile platform, our multi-lingual websites or our customer service centers. In 2015, transactions executed through our websites and mobile platform combined further increased, accounting for more than 86% of our total transactions, compared with 80% in 2014. To improve the efficiency of our service platform and expand our business opportunities, we have made some technology improvements, such as enhanced international flight search capability, expanded payment methods and virtual desktop technology, which is deployed and in operation for our customer service centers.

Mobile Platform. Our mobile booking software provides one-stop travel platform to our customers who search for hotels, flight, travel, train, car rental and ticket products, and completes bookings within minutes. Mobile applications enable our customers to make bookings more efficiently and have fueled our business growth in new direction. Our customers can also search for travel-related editorial content about destinations and travel tips through the mobile platform. Moreover, travelers can share their travel experience and micro-blogs with others through Ctrip community. We first introduced mobile applications in 2010. Since then we have upgraded mobile applications, added new functions into it on a regular basis and engaged celebrities to promote our brands and mobile platform. Cumulative downloads for Ctrip mobile app exceeded 1.7 billion by December 31, 2015 with a significant portion of our hotel and air transaction executed on it on a daily basis.

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

We have been constantly upgrading our open platform, so that our suppliers and partners are connected to Ctrip more efficiently. We have opened up our system to international partners, search engines, e-commerce websites and affiliated websites to expand business opportunities. We have made great efforts to enhance our price competitiveness by improving the efficiency of our IT system and by working closely with major airlines, numerous air ticketing agencies and accommodation suppliers, and thousands of destination business partners through the open platform.

We maintain our main website in Chinese at www.ctrip.com and our global website in English at english.ctrip.com. Over time, we also established localized websites specifically targeting Hong Kong, Singapore, Japan, Korea, France, Germany, Spain, Russia, Indonesia, Thailand and Malaysia markets.

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

Our major domain names is www.ctrip.com. It has been registered with www.markmonitor.com, and the domain name www.ctrip.com.cn with China Internet Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered our major trademarks “Ctrip” and “携程” (Chinese characters for Ctrip) with the Trademark Office of the PRC State General Administration for Industry and Commerce, or SAIC. We have registered the trademark “Ctrip” and “携程” (Chinese characters for Ctrip) with the Registrar of Trademarks in Hong Kong. We have also registered the trademark “Ctrip” and  “携程”(Chinese characters for Ctrip) with the United States Patent and Trademark Office. In 2009, we registered the trademark “携程” (Chinese characters for Ctrip) with the Taiwan Intellectual Property Office and with Direcção dos Serviços de Economia of Macau. In 2014  and 2015, we also registered the trademark “Ctrip” and “携程” (Chinese characters for Ctrip) in Korea, European Union, Singapore, Swiss, Australia, New Zealand, Japan and The United Arab Emirates.

In 2012, we got the “World Travel Market Globe Award,” which is a global famous award, and were also awarded the “Lifelong Honor,” which is the highest recognition of “Earphone Mic Cup.” In 2013, we were selected by WPP as one of the “BrandZ Top 50” in China and we were selected by Forbes Asia as one of “the Region’s Top 200 Small-and-mid Size Companies.” In 2015, we were recognized as “the Best Online Travel Agency in China” by Travel Weekly China.

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

In December 2013 and April 2014, respectively, we subscribed Series E and Series E Plus convertible preferred shares of eHi Auto Services Limited, or eHi, one of the largest car rental companies in China, with a total consideration of approximately US$107 million. Immediately prior to completion of eHi’s initial public offering, these preferred shares were automatically converted into Class B common shares of eHi. In November 2014, we purchased, through a private placement transaction that was closed concurrently with the initial public offering, US$10 million worth of Class A common shares of eHi at its initial public offering price, and we subsequently sold these shares through a private transaction. We held an aggregate equity interest of approximately 14% of eHi’s total outstanding shares as of December 31, 2015.

In May 2014, we purchased, through a private placement transaction that was closed concurrently with the initial public offering, US$15 million worth of class A ordinary shares of Tuniu, at its initial public offering price. In December 2014, we purchased, in a separate transaction, an additional 3,731,034 newly issued Class A ordinary shares of Tuniu at an aggregate consideration of approximately US$15 million. In May 2015, we purchased 3,750,000 newly issued Class A ordinary shares of Tuniu at an aggregate consideration of approximately US$20 million. We held an aggregate equity interest of approximately 4% of Tuniu’s total outstanding shares as of December 31, 2015.

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

In November 2014, we formed a strategic partnership with Royal Caribbean, through a joint venture, which is designed to serve the PRC cruise market and operate one cruise ship, and we own 35% of the equity stake of the joint venture.

In January 2015, we completed an investment transaction acquiring a majority stake in Travelfusion Limited, a UK-based leading online Low Cost Carrier travel content aggregator and innovator of Direct Connect global distribution solutions.

In May 2015, we made an investment in eLong through acquiring the shares of eLong from certain selling shareholders, including Expedia together with several other investors. We acquired a 38% equity stake in eLong for a total purchase price of approximately US$422 million. In addition, we and Expedia agreed to cooperate with each other to allow our respective customers to benefit from certain travel product offerings for specified geographic markets. In August 2015, we, together with Tencent Holdings Limited, or Tencent, and certain other buyers, delivered a non-binding letter to eLong which proposes to acquire all of its outstanding ordinary shares not already owned by these buyers for a cash consideration of US$18.00 per ADS. In February 2016, eLong entered into an agreement and plan of merger with China E-dragon Holdings Limited, the special purpose vehicle formed by the consortium led by Tencent, and China E-dragon Mergersub Limited, a wholly owned subsidiary of China E-dragon Holdings Limited, pursuant to which China E-dragon Holdings Limited will acquire eLong. At the closing of the transaction, China E-dragon Holdings Limited will be owned by certain of eLong’s existing shareholders, including us, along with Seagull Limited and certain management members of eLong.

In October 2015, we completed a share exchange transaction with Baidu, pursuant to which Baidu exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of Qunar, beneficially owned by Baidu prior to the consummation of the transaction for our 11,488,381 newly-issued ordinary shares. Immediately after the closing of the transaction, Baidu owned our ordinary shares representing approximately 25% of our aggregate voting interest, and we owned Class B ordinary shares of Qunar representing approximately 45% of Qunar’s aggregate voting interest. Robin Yanhong Li, Baidu’s chairman and chief executive officer, and Tony Yip, vice president, head of investments, mergers and acquisitions of Baidu, have been appointed to our board of directors.

As a result of the share exchange transaction with Baidu, we have become a significant shareholder of Qunar. We believe that it would be in the interest of our shareholders and us to provide equity incentives to Qunar employees to align their interests with those of Qunar and its shareholders, including us. To this end, in December 2015, we agreed to issue a total of approximately 5 million ordinary shares to certain special purpose vehicles holding shares solely for the benefit of Qunar employees. In December 2015 and March 2016, we offered approximately 4.0 million ordinary shares represented by ADSs to three special purpose vehicles, each of which holds the ADSs solely for the benefit of Qunar employees. As a result of the transaction in December, we began to consolidate Qunar’s financial statements from December 31, 2015 from accounting perspective. Future receipt by Qunar employees of our shares will be upon satisfaction of legal and contractual conditions, including the condition that any Qunar securities held by or granted to any Qunar employee must have been surrendered before the employee receives our shares.

In late 2015 and early 2016, we agreed to make certain investments, in the form of limited partnership contribution or other financing arrangements, in several non-U.S. investment entities, which are managed or owned by parties unaffiliated with each other and unaffiliated with us and are dedicated to investing in businesses in China. In January 2016, we issued a total number of approximately 5.4 million ordinary shares, including 2,661,967 ordinary shares represented by ADSs, and provided capital contribution or financial support in a total amount of approximately US$1.3 billion in cash to some of these non-U.S. investment entities in accordance with ASC810 under U.S. GAAP. We consolidated the financial statements of these non-U.S. investment entities and as such these cash outflows and share issuances will be eliminated in consolidation. In March 2016, we further issued an aggregate of 395,106 ordinary shares represented by ADSs to certain of these non-U.S. investment entities. These non-U.S. entities have, in the aggregate, acquired a significant minority stake of Qunar from Qunar’s shareholders through privately negotiated transactions, using cash and/or our ordinary shares as purchase consideration.

In January 2016, we invested US$180 million in MakeMyTrip Limited (NASDAQ: MMYT), or MakeMyTrip, India’s largest online travel company, via convertible bonds. In addition, MakeMyTrip has granted us permission to acquire MakeMyTrip shares in the open market, so that combined with shares convertible under the convertible bonds, we may beneficially own up to 26.6% of MakeMyTrip’s outstanding shares. Following completion of the investment, we appointed a director to the MakeMyTrip board of directors.

In April 2016, we announced strategic collaboration with China Eastern Air Holding Company, one of China’s three major air transportation groups, on a broad range of products and services, and we agreed to invest RMB3 billion in the A shares of China Eastern Airlines (SSE: 600115, SEHK: 00670, NYSE: CEA) through a private placement of shares.

PRC Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our affiliated PRC entities as well as certain independent air-ticketing agencies and travel agencies. Our vice chairman of the board and president, Min Fan and our officers, Tao Yang, Qi Shi, Maohua Sun, Hui Cao and Hui Wang all of whom are PRC citizens, directly or indirectly own all or most of the equity interests in our consolidated affiliated Chinese entities as of the date of this report.

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

Online Advertising. The principal regulations governing foreign ownership of advertising agencies in China are the Foreign Investment Industrial Guidance Catalogue as amended in 2015, which came into effect on April 10, 2015. Under this catalogue, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, for those advertising agencies that provide online advertising service, foreign ownership restrictions on the value-added telecommunications business are still applicable.

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

Air-ticketing. The air-ticketing business is subject to the supervision of China National Aviation Transportation Association, or CNATA, and its regional branches. Currently the principal regulation governing air-ticketing in China is the Rules on Cognizance of Qualification for Civil Aviation Transporting Marketing Agencies which became effective on March 31, 2006.

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

Advertising. The SAIC is responsible for regulating advertising activities in China. The principal regulations governing advertising (including online advertising) in China include:

•                  Advertising Law, as amended in 2015;

•                  Administration of Advertising Regulations, as promulgated in 1987; and

•                  Implementing rules of the Administration of Advertising Regulations, as amended in 2011.

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

•                  Telecommunications Regulations, as amended in 2014;

•                  The Administrative Measures for Telecommunications Business Operating Licenses, effective as of April 10, 2009; and

•                  The Internet Information Services Administrative Measures, as promulgated in 2000.

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

Under the current PRC regulations, loans, either from us or from third-party sources outside of China, incurred by our subsidiaries in China to finance their activities cannot exceed statutory limits, which equal the difference between the respective approved total investment amount and the registered capital of such PRC subsidiaries, and must be registered with the SAFE or its local branches. In the past, our subsidiaries have mainly funded their operations and cash needs from our initial capital injections and cash generated from such subsidiaries’ operations. Other than these discussed above, none of the Company’s PRC subsidiaries had any outstanding loans as of December 31, 2015. Based on the capital needs and cash generated from operations of our PRC subsidiaries, we do not believe that our PRC subsidiaries would need to incur substantial debts to fund their respective operations in China in the near future, and even if they need to incur debts, they could manage to obtain short-term loans from PRC banks and financial institutions, which are not subject to the statutory limits referenced above. We currently do not believe, based on the above, that the statutory debt limits on our subsidiaries in China are material to our operations in China, and we do not believe it to be reasonably likely that our PRC subsidiaries would need to incur debts exceeding their respective statutory debt limit.

SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. In addition, to strengthen Circular 142, on November 9, 2011, the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. On March 3, 2015, the SAFE promulgated a Circular on the Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign- Invested Companies, or Circular 19, which became effective on June 1, 2015 and replaced Circular 142. Although Circular 19 restates certain restrictions on the use of investment capital denominated in foreign currency by foreign invested companies, it specifies that the registered capital of a foreign-invested company, denominated in foreign currency, can be converted into RMB at the discretion of such foreign- invested company and can be used for equity investment in the PRC subject to the invested company’s filing of a reinvestment registration with the relevant local SAFE. However, since Circular 19 is newly issued, its interpretation and enforcement involve significant uncertainty, which may limit our ability to transfer the net proceeds from offerings of our securities to our PRC subsidiaries and convert the net proceeds into RMB and adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Dividend Distribution. The principal regulations governing distribution of dividends of wholly foreign-owned companies include:

•                  The Foreign Investment Enterprise Law, as amended in 2000;

•                  Administrative Rules under the Foreign Investment Enterprise Law, as amended in 2014;

•                  Company Law of the PRC, as amended in 2014; and

•                  Enterprise Income Tax Law and its Implementation Rules, as promulgated in 2007.

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

Regulation of Income Taxes and Financial Subsidies. See “Item 5. Operating and Financial Review and Prospects—Income Taxes and Financial Subsidies.”

C.            Organizational Structure

The following table sets out the details of our significant subsidiaries as of December 31, 2015:

Name	Country of Incorporation	Ownership Interest
C-Travel International Limited	Cayman Islands	100%
Ctrip.com (Hong Kong) Limited	Hong Kong	100%
Ctrip Computer Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	China	100%
Ctrip Information Technology (Nantong) Co., Ltd.	China	100%
HKWOT (BVI) Limited	BVI	100%
ezTravel Co., Ltd.	Taiwan	97%
Beijing JointWisdom Information Technology Co., Ltd.	China	70%

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our consolidated affiliated Chinese entities. We conduct a majority of our business through our wholly owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency, online advertising and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities. Our significant consolidated affiliated Chinese entities included Ctrip Commerce, Shanghai Huacheng, Shanghai Ctrip, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip, Ctrip Insurance, Chengdu Ctrip, Chengdu Ctrip International and Qunar Beijing as of December 31, 2015. In early 2013, we amended and restated the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. We have entered into additional contractual arrangements based on substantially the same series of amended and restated forms with our other consolidated affiliated Chinese entities subsequent to our adoption of these forms, and plan to enter into substantially the same series of agreements with all of our future consolidated affiliated Chinese entities. In 2015, we further optimized the functions of our various consolidated affiliated Chinese entities to avoid duplicative operations among these consolidated affiliated Chinese entities.

As of the date of this report, Min Fan, our co-founder, vice chairman of the board and president, Tao Yang, our senior vice president, Qi Shi, our vice president, Maohua Sun, our senior vice president, Hui Cao, our director, and Hui Wang, our senior director are principal record owners of our consolidated affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint Ctrip Computer Technology or its designated person, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of our consolidated affiliated Chinese entities. Each power of attorney will remain effective during the existence of the applicable consolidated affiliated Chinese entity.

D.            Property, Plants and Equipment

Our first customer service center and principal sales, marketing and development facilities and administrative offices are located on owned premises comprising approximately 39,000 square meters in an economic development park in Shanghai, China. Our second customer service center, which began operations in May 2010, is located in our owned premises in Nantong, China, comprising approximately 80,000 square meters. In addition to our China offices in Beijing, Guangzhou, Shenzhen, Chengdu, Qingdao, Shenyang, Xiamen, Hangzhou, Wuhan, Nanjing, Sanya, Chongqing, Lijiang, Xi’an, Tianjin and Kunming, we also have overseas offices in Hong Kong, Taiwan, Japan, Korea, America, Singapore and Thailand. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.

To support future business expansion, we acquired the land use right to a piece of land measuring approximately 9,000 square meters in Chengdu, Sichuan province in November 2011 for approximately RMB10 million (US$1.5 million), and built our regional head office on this land. The construction commenced in 2011 and was completed in the early 2014. The total investment including the land use right was approximately RMB270 million. In 2012, we completed the purchase of a part of an office building in Shanghai for approximately RMB392 million and an office building of approximately 8,857 square meters in Beijing for approximately RMB160 million. In 2013, we entered into an agreement to purchase an office building in Shanghai for approximately RMB590 million including related taxes, of which RMB264 million have been paid. The purchase was completed in 2014. In September 2014, we acquired certain premises with an aggregate sellable gross floor area of 100,167 square meters and certain auxiliary facilities in Sky SOHO from SOHO (Shanghai) Investment Co., Ltd. for a total consideration of approximately RMB3 billion. All of the abovementioned amounts were fully paid from our operating cash flow.

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

In 2015, we derived approximately 40%, 39%, 15%, 4% and 2% of our total revenues from our accommodation reservation, transportation ticketing, packaged tour, corporate travel and other products and services, respectively.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Growth in the Overall Economy and Demand for Travel Services in China. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China and the rest of the world. According to the statistical report published on the website of National Bureau of Statistics of China on February 29, 2016, China’s GDP grew from RMB47.2 trillion (US$7.5 trillion) in 2011 to RMB67.7 trillion (US$10.4 trillion) in 2015, representing a compound annual growth rate of 9.4%. China’s GDP per capita in the same period grew from RMB34,999 (US$5,561) to RMB49,351 (US$7,618), representing a 9% compound annual growth rate. This growth led to a significant increase in the demand for travel services.

According to the statistical report published on the website of National Bureau of Statistics of China on February 29, 2016, China’s domestic tourism spending grew from RMB1,930.6 billion (US$306.7 billion) in 2011 to RMB3,419.5 billion (US$527.9 billion) in 2015, representing a compound annual growth of 15.4%. We anticipate that demand for travel services in China will continue to increase in the foreseeable future as the economy in China continues to grow. However, any adverse changes in economic conditions of China and the rest of the world, such as the current global financial crisis and economic downturn, could have a material adverse effect on the travel industry in China, which in turn would harm our business. See “Item 3. Key Information — D. Risk Factors — Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.”

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

Major Factors Affecting Our Results of Operations

Revenues

Revenues Composition and Sources of Revenue Growth. We have experienced significant revenue growth since we commenced operations in 1999. Our total revenues grew from RMB3.7 billion in 2011 to RMB11.5 billion (US$1.8 billion) in 2015, representing a compound annual growth rate of 32.5%.

We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2013	2014	2015
Revenues:
Accommodation reservation	39%	41%	40%
Transportation Ticketing	38%	38%	39%
Packaged-tour	16%	14%	15%
Corporate travel	5%	5%	4%
Others	2%	2%	2%
Total revenues	100%	100%	100%

As we generally do not take ownership of the products and services being sold and act as an agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

Since current PRC laws and regulations impose substantial restrictions on foreign ownership of air-ticketing, travel agency, advertising and value-added telecommunications businesses in China, we conduct part of our transportation ticketing and packaged-tour businesses through our consolidated affiliated Chinese entities. Historically, we generated a portion of our revenues from fees charged to these entities. See “—Arrangements with Affiliated Chinese Entities” for a description of our relationship with these entities.

Accommodation Reservation. Revenues from our accommodation reservation business have been our primary source of revenues since our inception. In 2013, 2014 and 2015, revenues from our accommodation reservation business accounted for RMB2.2 billion, RMB3.2 billion and RMB4.6 billion (US$713 million), respectively, or 39%, 41% and 40%, respectively, of our total revenues.

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

Transportation Ticketing. Since early 2002, our transportation ticketing business has been growing rapidly. In 2013, 2014 and 2015, revenues from our transportation ticketing business accounted for RMB2.2 billion, RMB3.0 billion and RMB4.5 billion (US$688 million), respectively, or 38%, 38% and 39%, respectively, of our total revenues.

We conduct our transportation ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent transportation ticketing service companies. Commissions from transportation ticketing rendered are recognized after tickets are issued.

Packaged-tour. Our packaged-tour business has grown rapidly in the past three years. In 2013, 2014 and 2015, revenues from our packaged-tour business accounted for RMB936 million, RMB1.1 billion and RMB1.7 billion (US$257 million), respectively. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as revenues after the packaged-tour services are rendered. Our consolidated affiliated entities also, from time to time, act as principal in connection with the packaged-tour services provided by them.

Corporate Travel. Corporate travel revenues primarily include commissions from transportation ticket booking, accommodation reservation and packaged-tour services rendered to corporate clients. In 2013, 2014 and 2015, revenues from our corporate travel services accounted for RMB267 million, RMB373 million and RMB473 million (US$73 million), respectively. Commissions from transportation ticketing services rendered are recognized after transportation tickets are issued. Commissions from accommodation reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of commissions amount by the hotel. Commissions from tour package services rendered are recognized after the packaged-tour services are rendered and collections are reasonably assured.

Other Products and Services. Our other products and services primarily consist of online advertising services, the sale of PMS and related maintenance service. We place our customers’ advertisements on our websites and in our introductory brochures. We conduct the advertising business through Ctrip Commerce, and we recognize revenues when Ctrip Commerce renders advertising services. We conduct PMS sale and maintenance business through JointWisdom. The sale of PMS is recognized upon customer’s acceptance. Maintenance service revenue is recognized ratably over the term of the maintenance contract on a straight-line basis.

Cost of Revenues

Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation of customer service center personnel, credit card service fee, telecommunication expenses and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 59%, 58% and 51% of our cost of revenues in 2013, 2014 and 2015, respectively. Credit card charges accounted for 19%, 19% and 19% of our cost of revenues in 2013, 2014 and 2015, respectively. Telecommunication expenses accounted for 8%, 7% and 4% of our cost of revenues in 2013, 2014 and 2015, respectively.

Cost of revenues accounted for 26%, 29% and 28% of our net revenues in 2013, 2014 and 2015, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. The decrease of percentage of cost of revenues over net revenues in 2015 was largely due to enhanced efficiency of our customer service.

Operating Expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, all of which include share-based compensation expense. In 2015, we recorded RMB643 million (US$99 million) of share-based compensation expense compared to RMB438 million and RMB497 million for 2013 and 2014, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to maintain, monitor and manage our transaction and service platform. Product development expenses accounted for 23%, 32% and 30% of our net revenues in 2013, 2014 and 2015, respectively. The product development expenses as a percentage of net revenues in 2015 decreased compared to that in 2014 primarily due to enhanced efficiency in line with our growth of scale.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Our sales and marketing expenses accounted for 24%, 30% and 28% of our net revenues in 2013, 2014 and 2015, respectively. The sales and market expenses as a percentage of net revenues in 2015 decreased primarily due to reduction in expenses in connection with marketing and promotional activities.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 12%, 12% and 10% of our net revenues in 2013, 2014 and 2015, respectively. The general and administrative expenses as a percentage of net revenues in 2015 decreased primarily due to the reduction in personnel expenses of general and administrative employees as a percentage of revenue.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”

Income Taxes and Financial Subsidies

Income Taxes. Our effective income tax rate was 26%, 97% and 16% for 2013, 2014 and 2015, respectively, primarily due to the change of profit before tax during the periods as well as the tax effect of gain on deconsolidation of the subsidiaries with a lower withholding tax rate in 2015.

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the new EIT Law, which became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Under the EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. For certain enterprises established in special economic zones, including Pudong New Area, a transitional preferential income tax rate of 18%, 20%, 22%, 24% and 25% for the respective five-year transition period is allowed. The significant increase in our effective income tax rate from 2013 to 2014 and the significant decrease from 2014 to 2015 were primarily due to our recognition of a significant valuation allowance against certain deferred tax assets in 2014 as a result of an increase in tax losses generated from certain subsidiaries that were not expected to be recovered.

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

Pursuant to the EIT Law, companies established in China were generally subject to EIT at a statutory rate of 25%. The 25% EIT rate applies to our subsidiaries and consolidated affiliated Chinese entities established in China, except for Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and JointWisdom, Chengdu Information, which are our subsidiaries, and Chengdu Ctrip and Chengdu Ctrip International; all of which are our consolidated affiliated Chinese entities.

•                  In 2014, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and JointWisdom reapplied for their qualification as “high and new technology enterprise,” which were approved by the relevant government authority. Thus, these subsidiaries are entitled to a preferential EIT rate of 15% from 2014 to 2016, except that JointWisdom is entitled to the preferential EIT rate of 15% from 2015 to 2017.

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

In November 2011, the Ministry of Finance released Circular Caishui (2011) No. 111 mandating Shanghai to be the first city to carry out a pilot program of tax reform. Effective January 1, 2012, any entity in Shanghai that falls in the category of “selected modern service industries” was required to switch from being a business tax payer to become a value-added tax (“VAT”) payer, who is permitted to offset expenses incurred in providing the relevant services it provides from the taxable income. In May 2013, the Ministry of Finance released Circular Caishui (2013) No. 37 to extend the tax reform nationwide. Effective August 1, 2013, entities within transportation service and selected modern service industries switched from a business tax payer to a value-added tax (“VAT”) payer. Ctrip Travel Network and Shanghai Commerce have been subject to VAT at a rate of 6% and stopped paying the 5% business tax from January 1, 2012 onwards. We do not expect this change to have a material impact on our consolidated results of operations.

Financial Subsidies. In 2013, 2014 and 2015, our subsidiaries in China received financial subsidies from the government authorities in Shanghai in the amount of approximately RMB120 million, RMB132 million and RMB199 million (US$31 million), respectively, which we recorded as other income upon cash receipt. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive financial subsidies in the future.

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

Revenue Recognition. We describe our revenue recognition policies in our consolidated financial statements. We apply ASC 605 “Revenue Recognition” to our policies for revenue recognition and presentation of consolidated statement of income and comprehensive income. The factors we have considered include whether we are able to achieve the pre-determined specific performance targets by travel suppliers for recognition of the incentive commissions in addition to the fixed-rate and our risk of loss due to obligations for cancelled hotel and airline ticket reservations. As we operate primarily as an agent to the travel suppliers and our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal, we recognize commissions on a net basis. We present revenues on a net basis generally. Revenues are recognized at gross amounts received from customers in cases where we undertake the majority of the business risks and act as principal related to the services provided. The amount of revenues recognized at gross basis was immaterial during the years ended December 31, 2015, 2014 and 2013, respectively.

Business Combination. We apply ASC 805 “Business Combination,” which requires that all business combinations be accounted for under the purchase method. The cost of an acquisition is measured as the aggregate of fair values at the date of exchange of assets given, liabilities incurred and equity instruments issued. The costs directly attributable to an acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of non-controlling interests and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of identifiable net assets of an acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of a subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

Investment. Our investments include held to maturity investments, available-for-sale investments, equity method investments and cost method investments in certain publicly traded companies and privately-held companies. The securities that we have positive intent and ability to hold to maturity are classified as held to maturity investments and stated at amortized cost. Cost method is used for investments over which we do not have the ability to exercise significant influence. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received. We apply equity method in accounting for its investments in entities in which we have the ability to exercise significant influence but do not own a majority equity interest or otherwise controls and the investments are either common stock or in-substance common stocks. Unrealized gains on transactions between us and the affiliated entity are eliminated to the extent of our interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We classify its investments in debt and equity securities, that are not accounted for as cost or equity method investments, into one of three categories and accounts for these as follows: (i) debt securities that we have the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available-for-sale” and reported at fair value through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Goodwill, Intangible Assets and Long-Lived Assets. In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. ASC 350 “Intangibles—Goodwill and Other,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. We estimate total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit. For 2013, 2014 and 2015, we did not recognize any impairment charges for goodwill or intangible assets based on the expanding and prospective business of our subsidiaries and consolidated affiliated Chinese entities. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Customer Rewards Program. We offer a customer rewards program that allows our customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize liabilities and corresponding expenses for the related future obligations. As of December 31, 2013, 2014 and 2015, our accrued balance for the customer rewards program were approximately RMB285 million, RMB431 million and RMB593 million (US$92 million), respectively. Our expenses for the customer rewards program were approximately RMB203 million, RMB355 million and RMB399 million (US$62 million) for the years ended December 31, 2013, 2014 and 2015. We estimate our liabilities under our customer rewards program based on accumulated membership points and our estimate of probability of redemption in accordance with the historical redemption pattern. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense.

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

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2013, 2014 and 2015, we recorded deferred tax assets of RMB97 million, RMB194 million and RMB405 million (US$63 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2013, 2014 and 2015, it is more likely than not that the deferred tax assets resulting from the net operating losses of certain subsidiaries will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized. Also, we have elected to early adopt a new accounting guidance issued by the FASB to simplify the presentation of deferred income taxes on the Balance Sheet Classification.  Starting December 31, 2015 and prospectively, deferred tax assets and liabilities, along with related valuation allowances are classified as noncurrent on the balance sheet.

Allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. We review on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. As of the end of December 31, 2013, 2014 and 2015, the allowance for doubtful accounts was RMB5.9 million, RMB14.7 million and RMB38.2 million (US$5.9 million), respectively. The increase of allowance for doubtful accounts in 2015 was primarily attributable to the prolonged ageing of accounts receivables.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2013		2014		2015
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	US$ (in thousands)%
Revenues:
Accommodation reservation	2,214,171	41	3,201,427	44	4,616,649	712,688	42
Transportation ticketing	2,161,784	40	2,950,072	40	4,453,886	687,561	41
Packaged-tour	935,685	17	1,055,369	14	1,667,945	257,486	15
Corporate travel	266,989	5	373,407	5	473,245	73,057	4
Others	138,389	3	192,282	3	285,221	44,031	3
Total revenues	5,717,018	106	7,772,557	106	11,496,946	1,774,823	106
Less: Business tax and related surcharges	(330,272)	(6)	(425,639)	(6)	(599,378)	(92,528)	(6)
Net revenues	5,386,746	100	7,346,918	100	10,897,568	1,682,295	100
Cost of revenues	(1,386,767)	(26)	(2,100,606)	(29)	(3,043,440)	(469,827)	(28)
Gross profit	3,999,979	74	5,246,312	71	7,854,128	1,212,468	72
Operating expenses:
Product development(1)	(1,245,719)	(23)	(2,321,349)	(32)	(3,296,693)	(508,922)	(30)
Sales and marketing(1)	(1,269,413)	(24)	(2,214,210)	(30)	(3,087,990)	(476,704)	(28)
General and administrative(1)	(646,405)	(12)	(861,551)	(11)	(1,088,402)	(168,019)	(10)
Total operating expenses	(3,161,537)	(59)	(5,397,110)	(73)	(7,473,085)	(1,153,645)	(69)
Income / (loss) from operations	838,442	15	(150,798)	(2)	381,043	58,823	3
Interest income	200,069	4	304,584	4	445,767	68,815	4
Interest expense	(57,045)	(1)	(162,355)	(2)	(302,426)	(46,687)	(3)
Other income	162,530	3	43,821	1	2,480,980	382,997	23
Income before income tax expense equity in income of affiliates and non-controlling interest	1,143,996	21	35,252	0	3,005,364	463,948	28
Income tax expense	(293,740)	(5)	(130,821)	(2)	(470,188)	(72,585)	(4)
Equity in income/(loss) of affiliates	56,147	1	187,191	3	(135,781)	(20,960)	(1)
Net Income	906,403	17	91,622	1	2,399,395	370,403	22
Less: Net loss attributable to non-controlling interests	91,917	2	151,117	2	108,261	16,712	1
Net income attributable to Ctrip’s shareholders	998,320	19	242,739	3	2,507,656	387,115	23

(1)   Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2013		2014		2015
			RMB
	RMB (in thousands)%		(in thousands)%		RMB (in thousands)	US$ (in thousands)%
Product development	(138,668)	(3)	(184,665)	(3)	(291,643)	(45,022)	(3)
Sales and marketing	(49,105)	(1)	(54,392)	(1)	(65,574)	(10,123)	(1)
General and administrative	(250,157)	(5)	(257,587)	(4)	(285,379)	(44,055)	(3)

Any discrepancies in the above table between the amounts/percentages identified as total amounts/percentages and the sum of the amounts/percentages listed therein are due to rounding.

2015 compared to 2014

Revenues

Total revenues were RMB11.5 billion (US$1.8 billion) in 2015, an increase of 48% over RMB7.8 billion in 2014. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets and railway tickets sold in 2015.

Accommodation Reservation. Revenues from our accommodation reservation business increased by 44% to RMB4.6 billion (US$713 million) in 2015 from RMB3.2 billion in 2014, primarily driven by an increase of 50% in hotel room nights sold.

Transportation Ticketing. Revenues from our transportation ticketing business increased by 51% to RMB4.5 billion (US$688 million) in 2015 from RMB3.0 billion in 2014, primarily due to the strong growth of our air tickets and railway tickets sales volume as we continued to significantly expand our transportation ticketing capabilities in 2015 despite being offset in part by the change in the customer commission rate. The total number of tickets we sold in 2015 increased by 131% from 2014.

Packaged-tour. Packaged-tour revenues increased by 58% to RMB1.7 billion (US$257 million) in 2015 from RM1.1 billion in 2014, primarily due to the continued growth of our packaged-tour business product and service offerings. Total package-tour volume increased by 50% from 2014.

Corporate Travel. Corporate travel revenues increased by 27% to RMB473 million (US$73 million) in 2015 from RMB373 million in 2014, primarily due to the increased corporate travel demand from our corporate clients.

Other Businesses. Revenues from other businesses increased by 48% to RMB285 million (US$44 million) in 2015 from RMB192 million in 2014, primarily due to the increased revenues from advertising services.

Business Tax and Related Surcharges

Our business tax and related surcharges increased by 41% to RMB599 million (US$93 million) in 2015 from RMB426 million in 2014 as a result of the increases in revenues in all of our business lines.

Cost of Revenues

Cost of revenues in 2015 increased by 45% to RMB3 billion (US$470 million) from RMB2.1 billion in 2014, primarily due to an increase in our business volume and an increase in credit card service fee payable to third-party payment settlement channels such as UnionPay. This increase was primarily attributable to increased costs associated with the expansion of our accommodation reservation business and the rapid growth of packaged-tour businesses and ticketing.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development. Product development expenses increased by 42% to RMB3.3 billion (US$509 million) in 2015 from RMB2.3 billion in 2014, primarily due to the increase in share-based compensation attributable to product development personnel and the increase of the headcount and average payroll.

Sales and Marketing. Sales and marketing expenses increased by 39% to RMB3.1 billion (US$477 million) in 2015 from RMB2.2 billion in 2014, primarily attributable to the increase in advertising expenses, marketing and promotion expenses.

General and Administrative. General and administrative expenses increased by 26% to RMB1.1 billion (US$168 million) in 2015 from RMB862 million in 2014, primarily due to the increase in amortization expenses for property, equipment and intangible assets of newly acquired entities.

Equity in Income/Loss of Affiliates

Equity in loss of affiliates is RMB136 million (US$21 million) in 2015 while equity in income of affiliates is RMB187 million in 2014. This is mainly due to the impact of investment loss as a result of equity dilution in the investee and a RMB 100 million re-measurement gain for previously held equity investment for step acquisition in 2014. In 2015, the Company recognized investment loss of eLong, which became our affiliate in 2015, in the amount of RMB87 million and equity dilution loss in eLong in the amount of RMB13 million.

Interest Income

Interest income increased by 46% to RMB446 million (US$69 million) in 2015 from RMB305 million in 2014 due to the increased cash generated from operations and financing activities in 2015.

Interest Expense

Interest expense increased by 86% to RMB302 million (US$47 million) in 2015 from RMB162 million in 2014 due to the issuance of the Priceline 2020 Notes, the Priceline 2025 Notes, the Hillhouse 2025 Notes, the 2020 Notes and the 2025 Notes, and the increase of the loan facilities in 2015.

Other Income

Other income increased substantially to RMB2.5 billion (US$383 million) in 2015 from RMB44 million in 2014, primarily due to the gain recognized from the deconsolidation of Tujia as a result of the loss of control of Tujia after its recent financing in 2015. The gain is primarily recognized for the difference between the fair value and original carrying value of the now “available for sale” investment in Tujia as of the deconsolidation date.

Income Tax Expense

Income tax expense was RMB470 million (US$73 million) in 2015, an increase of 259% over RMB131 million in 2014, primarily due to the increase in our taxable income. Our effective income tax rate in 2015 was 16%, as compared to 97% in 2014. The decrease in our effective income tax rate from 2014 to 2015 was primarily due to an increase in valuation allowance against certain deferred tax assets due to the more tax losses generated from some subsidiaries in 2014 that are not expected to be recovered.

2014 compared to 2013

Revenues

Total revenues were RMB7.8 billion in 2014, an increase of 36% over RMB5.7 billion in 2013. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets and railway tickets sold in 2013.

Accommodation Reservation.  Revenues from our accommodation reservation business increased by 45% to RMB3.2 billion in 2014 from RMB2.2 billion in 2013, primarily driven by an increase of 62% in hotel room nights sold and partially offset by a decrease in blended commission per room night. Decrease in blended commission per room night is mainly due to the promotional activities we launched for selected hotels mainly in the forms of e-coupons and group buys.

Transportation Ticketing.  Revenues from our transportation ticketing business increased by 36% to RMB3.0 billion in 2014 from RMB2.2 billion in 2013, primarily due to the strong growth of our air tickets and railway tickets sales volume as we continued to significantly expand our transportation ticketing capabilities in 2014. The total number of tickets we sold in 2014 increased by 90% from 2013.

Packaged-tour. Packaged-tour revenues increased by 13% to RMB1.1 billion in 2014 from RMB936 million in 2013, primarily due to the continued growth of our packaged-tour business product and service offerings. Total package-tour volume increased by 47% from 2013.

Corporate Travel. Corporate travel revenues increased by 40% to RMB373 million in 2014 from RMB267 million in 2013, primarily due to the increased corporate travel demand from our corporate clients.

Other Businesses. Revenues from other businesses increased by 39% to RMB192 million in 2014 from RMB138 million in 2013, primarily due to the increased revenues from advertising services.

Business Tax and Related Surcharges

Our business tax and related surcharges increased by 29% to RMB426 million in 2014 from RMB330 million in 2013 as a result of the increases in revenues in all of our business lines.

Cost of Revenues

Cost of revenues in 2014 increased by 51% to RMB2.1 billion from RMB1.4 billion in 2013, primarily due to an increase in credit card service fee payable to third-party payment settlement channels such as UnionPay and the number of customer service personnel. This increase was primarily attributable to increased costs associated with the expansion of our accommodation reservation business and the rapid growth of packaged-tour businesses and ticketing.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development. Product development expenses increased by 86% to RMB2.3 billion in 2014 from RMB1.2 billion in 2013, primarily due to an increase in the number of product development personnel to over 10,000 employees in 2014 from approximately 6,000 employees in 2013 as we expanded our businesses, as well as an increase in the average payroll and share-based compensation to our product development personnel.

Sales and Marketing. Sales and marketing expenses increased by 74% to RMB2.2 billion in 2014 from RMB1.3 billion in 2013, primarily attributable to the increase in advertising expenses, marketing and promotion expenses.

General and Administrative. General and administrative expenses increased by 33% to RMB862 million in 2014 from RMB646 million in 2013, primarily due to the increase in general and administrative personnel compensation expenses.

Equity in Income of Affiliates

Equity in income of affiliates increased by 233% to RMB187 million in 2014 from RMB56 million in 2013 mainly due to the net impact of investment gain as a result of equity dilution in the investee, and the increase in proportional equity pick-up of the investment in Homeinns’ results of operations as well as a RMB 100 million re-measurement gain for previously held equity investment for step acquisition in 2014. In 2014, the Company recognized gain as a result of the equity dilution impact in Homeinns with amount of RMB12 million.

Interest Income

Interest income increased by 52% to RMB305 million in 2014 from RMB200 million in 2013 due to the increased cash generated from operations in 2014.

Interest Expense

Interest expense increased by 185% to RMB162 million in 2014 from RMB57 million in 2013 due to the issuance of Priceline 2019 Notes and the increase of the loan facilities in 2014.

Other Income

Other income decreased by 12% to RMB144 million in 2014 from RMB163 million in 2013, due to the combined effects from the increases in foreign exchange loss, provision of other than temporary impairment on long term investment and bank charges, offset by the increase of government subsidies, dividend received from the cost method investment and the gain from the re-measurement of previously held equity interest in the step acquisition.

Income Tax Expense

Income tax expense was RMB131 million in 2014, a decrease of 55% over RMB294 million in 2013, primarily due to the decrease in our taxable income. Our effective income tax rate in 2014 was 97%, as compared to 26% in 2013, primarily due to an increase in valuation allowance against certain deferred tax assets due to more tax losses generated from some subsidiaries in 2014 that are not expected to be recovered. See “— Major Factors Affecting Our Results of Operations — Income Taxes and Financial Subsidies.”

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Inflation in recent years has been associated with food and other consumption items and minimum wages in China. Consumption items do not represent major direct cost items for our business. While personnel costs represent a material part of our total operating costs and expenses, inflation in minimum wages in China primarily affects certain categories of our non-managerial staff costs while increases in total personnel costs of our business remain manageable. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.            Liquidity and Capital Resources

Liquidity. The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	2,452,827	1,958,604	3,048,810	470,655
Net cash used in investing activities	(4,086,144)	(9,366,411)	(4,426,581)	(683,346)
Net cash provided by financing activities	5,315,975	5,422,195	15,233,586	2,351,660
Effect of foreign exchange rate changes on cash and cash equivalents	34,154	148,155	58,972	9,104
Net increase (decrease) in cash and cash equivalents	3,716,812	(1,837,457)	13,914,787	2,148,073
Cash and cash equivalents at beginning of year	3,421,533	7,138,345	5,300,888	818,316
Cash and cash equivalents at end of year	7,138,345	5,300,888	19,215,675	2,966,389

Net cash provided by operating activities amounted to RMB3.0 billion (US$471 million) in 2015, which was primarily attributable to (i) our net income of RMB2.4 billion (US$370 million) in 2015; (ii) an add-back of RMB1.4 billion (US$213 million) in non-cash expense/loss items, primarily relating to share-based compensation expenses and depreciation expenses; (iii) an increase in accounts payable of RMB2.1 billion (US$324 million), primarily due to the increased volume of transportation ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; and (iv) an increase in advances from customers of RMB2.1 billion (US$317 million), primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services. These increases were partially offset by (i) an increase in accounts receivable of RMB1 billion (US$155 million), primarily due to the increase of volume of corporate travel management services, as we normally provide our corporate customers with certain credit terms for the full payments of issued transportation tickets and issued and reserved hotel rooms,  as well as the increase of volume of credit card payments from our individual customers for transportation ticket booking; (ii) non-cash gain from deconsolidation of Tujia of RMB2.3 billion (US$354 million); and (iii) a decrease in prepayments and other current assets of RMB2.2 billion (US$343 million).

Net cash provided by operating activities amounted to RMB2 billion in 2014, which was primarily attributable to (i) our net income of RMB91.6 million in 2014; (ii) an add-back of RMB443.2 million in non-cash items, primarily relating to share-based compensation expenses and depreciation expenses; (iii) an increase in advances from customers of RMB1.5 billion, primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services, (iv) an increase in accounts payable of RMB586 million, primarily due to the increased volume of transportation ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; (v) an increase in other payables and accruals of RMB438.2 million, primarily due to the increase in advertising expenses and deposits from agents and tour customers; (vi) an increase in salary and welfare payable of RMB259.4 million, primarily due to the increase in the number of personnel and the average payroll and the increase in accrued annual bonus; and (vii) an increase in accrued liability for customer reward program of RMB 146.2 million, primarily due to the increased volume of transportation ticketing and packaged-tour services purchased by our customers, which in return increased the accumulate membership points. These increases were partially offset by (i) an increase in prepayments and other current assets of RMB1.2 billion, primarily due to the increased demand for packaged-tour services and increased volume of transportation ticket booking, as we generally pay advance to our packaged-tour services suppliers and to third-party payment platforms for their transportation ticket services, respectively; and (ii) an increase in accounts receivable of RMB262 million, primarily due to the increased volume of corporate travel management services, as we normally provide our corporate customers with certain credit terms for the full payments of issued transportation tickets and issued and reserved hotel rooms, as well as the increased volume of credit card payments from our individual customers for transportation ticket booking.

Net cash provided by operating activities amounted to RMB2.5 billion in 2013, which was primarily attributable to (i) our net income of RMB906.4 million in 2013; (ii) an add-back of RMB477.7 million in non-cash items, primarily relating to share-based compensation expenses and depreciation expenses; (iii) an increase in accounts payable of RMB537.7 million, primarily due to the increased volume of transportation ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; (iv) an increase in advances from customers of RMB1,001.7 million, primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services. These increases were partially offset by an increase in accounts receivable of RMB487.4 million, primarily due to the increased volume of corporate travel management services as our corporate customers normally receive certain credit terms from us for the full amount of the prices of the transportation tickets issued and hotel rooms reserved, and the increased volume of credit card payments from our individual customers for transportation ticket booking.

Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Our subsidiaries and consolidated affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Net cash used in investing activities amounted to RMB4.4 billion (US$683 million) in 2015, compared to net cash used in investing activities of RMB9.4 billion in 2014. This decrease in 2015 was primarily due to less aggregate amount of cash spent on the various investments and acquisitions we made in 2015, including a decrease of our short-term investment as well as the decrease in the purchase of properties and equipment. Net cash used in investing activities amounted to RMB9.4 billion in 2014, compared to net cash used in investing activities of RMB4.1 billion in 2013. This increase in 2014 was primarily due to the increase of short-term investment and the increase of investments and acquisitions occurred in the year, such as the investments in LY.com, Tuniu and Skyseas, and the purchase of certain premises and ancillary facilities in Sky SOHO from SOHO (Shanghai) Investment Co., Ltd and the purchase of cruise ship by Skyseas from Royal Caribbean before it was deconsolidated.

Net cash provided by financing activities amounted to RMB15.2 billion (US$2.4 billion) in 2015, compared to net cash provided by financing activities of RMB5.4 billion in 2014 and net cash used by financing activities of RMB5.3 billion in 2013. We did not make any dividend payment in 2013, 2014 and 2015. The change of net cash flow in financing activities in 2015 was mainly due to offering of convertible notes in an aggregate principal amount of US$2.35 billion (RMB 15.2 billion) and the proceeds from short-term bank loan in an aggregate amount of RMB644 million (US$99 million). The change of net cash flow in financing activities in 2014 was mainly due to the offering of convertible notes in a principal amount of US$500 million in August 2014 and the proceeds from short-term bank loan in an aggregate amount of US$380 million.

Capital Resources

As of December 31, 2015, our principal sources of liquidity have been cash generated from operating activities, short-term borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our shares and convertible senior notes to investors and related parties and short-term borrowings from third-party lenders. As of the date of this annual report, we had convertible senior notes outstanding in an aggregate principal amount of US$3.7 billion (RMB 23.9 billion) and a term loan facility outstanding with an aggregate principal of US$602 million. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and at least the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

As of December 31, 2015, our primary capital commitment was RMB17 million (US$3 million) in connection with capital expenditures of property, equipment and software.

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

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.             Off-Balance Sheet Arrangements

In connection with our air ticketing business, we are required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits or to provide other guarantees in order to obtain blank air tickets. As of December 31, 2015, the amount under these guarantee arrangements was approximately RMB892 million (US$138 million).

Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

F.              Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2015:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in RMB thousands)
Convertible senior notes with principal and interest	26,063,772	341,450	6,174,170	12,429,316	7,118,836
Term Loans with principal and interest	3,920,357	3,920,357	—	—	—
Operating lease obligations	507,267	320,906	167,325	17,809	1,227
Purchase obligations	65,744	65,485	259	—	—
Total	30,557,140	4,648,198	6,341,754	12,447,125	7,120,063

Our convertible senior notes due 2017, or 2017 Notes, is in aggregate principal amount of US$180 million and will mature in September 2017, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 51.7116 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2017 Notes bear interest at a rate of 0.5% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2013. As of December 31, 2015, RMB325 million (US$50 million) was reclassified as short-term debt to reflect the fact that the 2017 Notes may be redeemed within one year.

Our convertible senior notes due 2018, or 2018 Notes, is in the aggregate principal amount of US$800 million and will mature in October 2018, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 12.7568 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2018 Notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2014. As of December 31, 2015, RMB5.2 billion (US$800 million) is reclassified as short-term debt to reflect the fact that the 2018 Notes may be redeemed within one year.

Our 2020 Notes will mature in July 2020, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 18.3884 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2020 Notes bear interest at a rate of 1.0% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016.

Our 2025 Notes will mature in July 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 18.711 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2025 Notes bear interest at a rate of 1.99% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016.

The Priceline 2019 Notes will mature in August 2019, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 12.2911 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The Priceline 2019 Notes bear interest at a rate of 1.00% per year which will be paid semiannually beginning on February 7, 2015.

The Priceline 2020 Notes will mature in May 2020, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 9.5904 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The Priceline 2020 Notes bear interest at a rate of 1.00% per year which will be paid semiannually beginning on November 29, 2015.

The Priceline 2025 Notes will mature in December 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 14.6067 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The Priceline 2025 Notes bear interest at a rate of 2.00% per year which will be paid semi-annually beginning on June 11, 2016.

The Hillhouse 2025 Notes will mature in December 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 14.6067 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The Hillhouse 2025 Notes bear interest at a rate of 2.00% per year which will be paid semi-annually beginning on June 11, 2016.

As of December 31, 2015, we obtained thirteen borrowings of approximately RMB3.9 billion (US$602 million) in aggregate collateralized by bank deposits of approximately RMB2.4 billion in aggregate classified as restricted cash and/or short-term investment at one or more of the Company’s wholly-owned subsidiaries. The annual interest rates of the borrowings range from approximately 1.4% to 2.1%. The Company is in compliance with the loan covenant at December 31, 2015.

Operating lease obligations for the years 2016, 2017, 2018, 2019, 2020 and 2021 are RMB320.9 million, RMB129.1 million, RMB38.2 million, RMB15.8 million, RMB2 million and RMB1.2 million, respectively. Rental expenses amounted to approximately RMB118 million, RMB144 million and RMB134 million (US$21 million) for the years ended December 31, 2013, 2014 and 2015, respectively. Rental expense is charged to the statements of income when incurred.

While the table above indicates our contractual obligations as of December 31, 2015, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

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

•                  inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations; and

•                  if the ownership structure of our consolidated affiliated Chinese entities and the contractual arrangements among us, our consolidated affiliated Chinese entities and their shareholders are found to be in violation of any PRC laws or regulations, we and/or our consolidated affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The names of our current directors and senior management, their ages as of the date of this annual report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	46	Co-founder; Chairman of the Board and Chief Executive Officer
Min Fan	51	Co-founder; Vice Chairman of the Board and President
Jane Jie Sun	47	Co-president and Chief Operating Officer
Jenny Wenjie Wu	41	Chief Strategy Officer
Xiaofan Wang	41	Chief Financial Officer
Neil Nanpeng Shen(1)	48	Co-founder; Independent Director
Qi Ji(2)	49	Co-founder; Independent Director
Gabriel Li(1)	48	Vice Chairman of the Board, Independent Director
JP Gan(1) (2)	44	Independent Director
Robin Yanhong Li	47	Director
Tony Yip	36	Director

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

Biographical Information

James Jianzhang Liang is one of the co-founders of our company. Mr. Liang served as our chief executive officer from 2000 to January 2006 and resumed the role of chief executive officer since March 2013. He has also served as a member of our board of directors since our inception and has been the chairman of the board since August 2003. Prior to founding our company, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns Group (NASDAQ: HMIN), Tuniu (NASDAQ: TOUR) and eHi (NASDAQ: EHIC). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

Min Fan is one of the co-founders of our company. Mr. Fan has been a member of our board of director since October 2006 and has served as the vice chairman of the board since March 2013. Mr. Fan has served as our president since February 2009. He also served as our chief executive officer from January 2006 to February 2013, as our chief operating officer from November 2004 to January 2006, and as our executive vice president from 2000 to November 2004. From 1997 to 2000, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan currently serves on the board of directors of China Lodging Group, Limited (NASDAQ: HTHT) and Leju Holdings Limited (NYSE: LEJU). Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

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

Robin Yanhong Li is co-founder, chairman and chief executive officer of Baidu, and oversees Baidu’s overall strategy and business operations. Mr. Li has been serving as the chairman of Baidu’s board of directors since Baidu’s inception in January 2000 and as Baidu’s chief executive officer since January 2004. Mr. Li served as Baidu’s president from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997. Mr. Li currently serves as an independent director and chairman of the compensation committee of New Oriental Education & Technology Group Inc., a NYSE-listed company that provides private educational services in China. Mr. Li also acts as the vice chairman of the Internet Society of China (ISC). Mr. Li has also been a vice chairman of All-China Federation of Industry & Commerce since December 2012. Mr. Li received a bachelor’s degree in information science from Peking University in China and a master’s degree in computer science from the State University of New York at Buffalo.

Tony Yip has been vice president and head of investments, mergers & acquisitions at Baidu since September 2015. Prior to joining Baidu, Mr. Yip served as managing director in TMT investment banking at Goldman Sachs in Hong Kong. Mr. Yip has extensive experience originating, structuring and executing corporate transactions including IPOs, M&As, divestitures, corporate restructurings, and equity and debt financings. Prior to that, Mr. Yip was a TMT investment banker at Deutsche Bank in New York and Hong Kong. Mr. Yip obtained his Bachelor of Commerce degree from University of Queensland in Australia.

B.            Compensation

We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$1.3 million in 2015. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “—Employee’s Stock Option Plans” for options granted to our directors in 2015.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$10.5 million in 2015, excluding compensation paid to Min Fan and James Jianzhang Liang, who also serve and receive compensation as our executive directors. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2015 aggregate compensation amount. See “—Employee’s Stock Option Plans” for options granted to our executive officers in 2015.

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

As of March 31, 2016, the 2005 Plan, the 2003 Plan and the 2000 Plan have all terminated and there were 167, 935 options issued and outstanding under the 2005 Plan. Under the 2007 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to awards was 5,000,000 as of the first business day of 2011, with annual increases of 1,000,000 ordinary shares on the first business day of each subsequent calendar year until the termination of the plan. Under the 2007 Plan, 4,811,052 options and 1,442,319 restricted share units were issued and outstanding as of March 31, 2016.

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

The following table summarizes, as of March 31, 2016, the outstanding options granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other optionees in the aggregate. The table gives effect to the modifications described above.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	1,185,200	70.32; 78.56; 83.04; 87.96; 102.84; 161.96; 179.64; 237.00; 247.44	From November 18, 2011 to September 28, 2015	From November 18, 2019 to September 28, 2023
Jane Jie Sun	946,867	37.56; 38.16; 70.32; 78.56; 87.96; 96.7; 102.84; 161.96; 179.64;237.00;247.44	From February 13, 2007 to September 28, 2015	From February 10, 2017 to September 28, 2023
Min Fan	865,200	37.56; 38.16; 70.32; 78,56; 87.96; 96.7; 102.84; 161.96; 179.64;237.00; 247.44	From January 7, 2008 to September 28, 2015	From February 10, 2017 to September 28, 2023
Jenny Wenjie Wu	*	70.32; 78.56; 87.96; 179.64; 237.00; 247.44	From March 28, 2012 to September 28, 2015	From March 28, 2020 to September 28, 2023
Xiaofan Wang	*	38.16; 87.96; 102.84; 161.96; 179.64;237.00; 247.44	From February 10, 2009 to September 28, 2015	From February 10, 2017 to September 28, 2023
Neil Nanpeng Shen	*	38.16; 78.56; 125.16; 179.64; 237.00; 247.44	From February 13, 2007 to September 28, 2015	From February 10, 2017 to September 28, 2023
Qi Ji	*	38.16; 78.56; 179.64;237.00; 247.44	From August 13, 2007 to September 28, 2015	From February 10, 2017 to September 28, 2023
Gabriel Li	*	38.16; 78.56; 179.64; 237.00; 247.44	From February 13, 2007 to September 28, 2015	From February 10, 2017 to September 28, 2023
JP Gan	*	78.56; 179.64; 237.00; 247.44	From January 27, 2013 to September 28, 2015	From January 27, 2021 to September 28, 2023
Robin Yanhong Li	—
Tony Yip	—
Total Directors and Executive Officers	3,215,836

*      Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

The following table summarizes, as of March 31, 2016, the outstanding restricted share units granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other employees in the aggregate.

	Ordinary Shares Underlying Restricted Share Unit Granted	Date of Grant
James Jianzhang Liang	188,300	From January 27, 2013 to February 8, 2016
Jane Jie Sun	58,650	From January 27, 2013 to February 8, 2016
Min Fan	10,350	From January 27, 2013 to February 8, 2016
Jenny Wenjie Wu	*	From January 27, 2013 to February 8, 2016
Xiaofan Wang	*	February 8, 2016

	Ordinary Shares Underlying Restricted Share Unit Granted	Date of Grant
Neil Nanpeng Shen	*	January 27, 2013
Qi Ji	*	January 27, 2013
Robin Yanhong Li	—
Tony Yip	—
Total Directors and Executive Officers	276,333

*      Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

As of March 31, 2016, other employees or consultants of our company (excluding the directors and executive officers) as a group hold options to purchase 1,763,151 ordinary shares of the company, with exercise prices ranging from US$37.56 to US$255.00 per ordinary share and dates of grant from February 13, 2007 to September 28, 2015, as well as 1,165,986 restricted share units of the company.

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

Termination or Amendment of Plans. The 2005 Plan terminated automatically in 2009 although the termination does not affect the rights of the optionees who received option grants under the 2005 Plan. Options to purchase an aggregate of 167,935 ordinary shares were granted and outstanding under the 2005 Plan as of March 31, 2016.

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

C.            Board Practices

Our board of directors currently consists of eight directors. A director is not required to hold any shares in the company by way of qualification. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, four out of eight of our directors meet the “independence” definition under The NASDAQ Stock Market, Inc. Marketplace Rules, or the NASDAQ Rules. As NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country, we chose to rely on home country practice in lieu of the requirement to have a majority of independent directors on our board under NASDAQ Rules. See “Item 16G. Corporate Governance.”

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

D.            Employees

As of December 31, 2015, we had approximately 31,000 employees, including approximately 1,700 in management and administration, approximately 16,000 in our customer service centers, approximately 1,900 in sales and marketing, and approximately 11,400 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Guangzhou and Shenzhen. We consider our relations with our employees to be good.

E.             Share Ownership

As of March 31, 2016, 57,769,992 of our ordinary shares were issued and outstanding (excluding the 573,146 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). As of the same date, there were options to acquire 4,978,987 ordinary shares and 1,442,319 restricted share units issued and outstanding under our 2005 Plan and 2007 Plan, which, once vested, are exercisable for the equivalent amount of our ordinary shares. For information regarding 2005 Plan and 2007 Plan, see “Item 6.B. Compensation.” Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, taking into account the aggregate number of ordinary shares underlying share options and restricted share units that were outstanding as of, and exercisable within 60 days after, March 31, 2016, by each of our directors and senior management. For information regarding share options and restricted share units granted to our directors and senior executive officers, see “Item 6.B. Compensation.” Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned (1)
	Number	%(2)
Directors and Senior Management:
Min Fan (3)	1,080,253	1.6%
Jane Jie Sun (4)	1,063,069	1.6%
James Jianzhang Liang (5)	970,540	1.4%
Neil Nanpeng Shen (6)	*	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	*
All directors and officers as a group (7)	3,494,092	5.0%
Principal Shareholders:
Baidu Entities (8)	12,480,233.5	21.6%
Priceline Entities (9)	5,684,731.25	9.8%
Baillie Gifford & Co (Scottish Partnership) (10)	3,381,862	5.9%
Capital World Investors (11)	2,876,775	5.0%

*                  Less than 1% of our total outstanding ordinary shares.

Notes:

(1)               Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)               For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding as of March 31, 2016, the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after March 31, 2016, and the number of ordinary shares in the form of ADSs assuming full conversion of notes held by such person or group to ADSs at the initial conversion rate.

(3)               Includes 228,600 ordinary shares held by Perfectpoint International Limited, a British Virgin Islands company owned by Mr. Fan and 787,020 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2016 held by Mr. Fan and 64,633 ordinary shares in the form of ADSs assuming full conversion of US$5,000,000 notes that Mr. Fan holds to ADSs at the initial conversion price.

(4)               Includes 152,483 ordinary shares held by Ms. Sun and 716,687 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2016 and 193,899 ordinary shares in the form of ADSs assuming full conversion of US$15,000,000 notes that Ms. Sun holds to ADSs at the initial conversion price.

(5)               Includes 237,371 ordinary shares held by Mr. Liang and 539,270 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2016 held by Mr. Liang and 193,899 ordinary shares in the form of ADSs assuming full conversion of US$15,000,000 notes that Mr. Liang holds to ADSs at the initial conversion price.

(6)               Mr. Shen’s business address is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.

(7)               Includes 794,954 ordinary shares and 2,182,074 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2016 held by all of our current directors and executive officers, as a group, and 517,064 ordinary shares in the form of ADSs assuming full conversion of US$40,000,000 notes that certain directors and executive officers hold to ADSs at the initial conversion price.

(8)               Includes 12,480,233.5 ordinary shares (including 991,852.5 ordinary shares represented by ADSs) beneficially owned as of January 20, 2016 by Baidu Holdings Limited, a wholly owned subsidiary of Baidu, Inc. (collectively, “Baidu Entities”). Information regarding beneficial ownership is reported as of January 20, 2016, based on the information contained in the Schedule 13D/A filed by Baidu Entities with the SEC on January 20, 2016. Please see the Schedule 13D/A filed by Baidu Entities with the SEC on January 20, 2016 for information relating to Baidu Entities. The address for Baidu Holdings Limited is c/o Baidu, Inc., No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China, and the address for Baidu, Inc. is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China.

(9)               Includes 2,636,075 ordinary shares currently held by Priceline Group Treasury Company B.V., an indirectly wholly owned subsidiary of The Priceline Group (collectively, “Priceline Entities”) and 3,048,656.25 ordinary shares issuable to Priceline Entities upon conversion of a convertible note subscribed for and purchased by Priceline Entities from the Company on August 7, 2014, May 29, 2015 and December 11, 2015, respectively. Information regarding beneficial ownership is reported as of December 11, 2015, based on the information contained in the Schedule 13D/A filed by Priceline with the SEC on December 14, 2015. Please see the Schedule 13D/A filed by Priceline with the SEC on December 14, 2015 for information relating to Priceline. The address for Priceline Group Treasury Company B.V. is c/o Priceline Group Treasury Company B.V., Herengracht 597, Amsterdam 1017CE, Netherlands, and the address for The Priceline Group is c/o The Priceline Group Inc., 800 Connecticut Avenue, Norwalk, Connecticut 06854, the United States of America.

(10)         Includes 3,381,862 ordinary shares represented by ADSs held by Baillie Gifford & Co (Scottish Partnership). Information regarding beneficial ownership is reported as of December 31, 2015, based on the information contained in the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with the SEC on January 28, 2016. Please see the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with the SEC on January 28, 2016 for information relating to Baillie Gifford & Co (Scottish Partnership). The address for Baillie Gifford & Co (Scottish Partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(11)         Includes 2,876,775 ordinary shares represented by ADSs held by Capital World Investors, a division of Capital Research and Management Company. Information regarding beneficial ownership is reported as of December 31, 2015, based on the information contained in the Schedule 13G/A filed by Capital World Investors with the SEC on February 12, 2016. Please see the Schedule 13G/A filed by Capital World Investors with the SEC on February 12, 2015 for information relating to Capital World Investors. The address for Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071, the United States of America.

As of March 31, 2016, 57,769,992 of our ordinary shares were issued and outstanding (excluding the 573,146 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of March 31, 2016, 47,387,418 ordinary shares were held by five record shareholders in the United States, including 46,575,866 ordinary shares (including treasury shares that were repurchased but not retired by the Company) held of record by The Bank of New York Mellon, the depositary of our ADS program, the only one record shareholder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Please refer to “Item 6. Share Ownership.”

B.            Related Party Transactions

Arrangements with Consolidated Affiliated Chinese Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency and value-added telecommunications businesses in China. Therefore, we conduct part of our operations in our non-accommodation reservation businesses through a series of agreements between our PRC subsidiaries, our consolidated affiliated Chinese entities and/or their respective shareholders. Our consolidated affiliated Chinese entities hold the licenses and approvals for conducting the air-ticketing, travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our consolidated affiliated Chinese entities. In 2015, we restructured our business lines and most of the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. Moreover, we plan to enter into the same series of agreements with all of our future consolidated affiliated Chinese entities. As of the date of this report, Min Fan, our vice chairman of the board and president, Tao Yang, Qi Shi, Maohua Sun, Hui Cao and Hui Wang our officers, are the principal record owners of our consolidated affiliated Chinese entities.

As of the date of this report, the equity holding structures of each of our significant consolidated affiliated Chinese entities are as follows:

•                  Maohua Sun and Ctrip Commerce owned 4% and 96%, respectively, of Beijing Ctrip.

•                  Maohua Sun and Min Fan owned 10.2% and 89.8%, respectively, of Ctrip Commerce.

•                  Ctrip Commerce owned 100% of Shanghai Huacheng.

•                  Min Fan and Tao Yang owned 90% and 10%, respectively, of Guangzhou Ctrip International Travel Agency Co., Ltd., or Guangzhou Ctrip, as well as Shenzhen Ctrip Travel Agency Co., Ltd., or Shenzhen Ctrip.

•                  Min Fan and Qi Shi owned 99.502% and 0.498%, respectively, of Shanghai Ctrip International Travel Agency Co., Ltd. (formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.), or Shanghai Ctrip.

•                  Min Fan and Qi Shi owned 99.5% and 0.5%, respectively, of Chengdu Ctrip Travel Agency Co., Ltd., or Chengdu Ctrip.

•                  Hui Cao and Hui Wang owned 60% and 40%, respectively, of Qunar Beijing.

•                  Shanghai Ctrip owned 100% Chengdu Ctrip International Travel Agency Co., Ltd., or Chengdu Ctrip International.

•                  Ctrip Commerce and Ctrip Computer Technology owned 90% and 10%, respectively, of Ctrip Insurance Agency Co., Ltd., or Ctrip Insurance.

We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and our respective consolidated affiliated Chinese entities are substantially similar except for the amount of the business loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that the shareholders of our consolidated affiliated Chinese entities will not receive any personal benefits from these agreements except as shareholders of our company. According to our PRC counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current laws and regulations of China, except for certain equity pledge agreements whose registration process was pending as of the date of this annual report and thus may not be enforceable. The principal terms of these agreements are described below.

Powers of Attorney. Each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, signed an irrevocable power of attorney to appoint Ctrip Travel Network, Ctrip Travel Information or Wancheng, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of the applicable consolidated affiliated Chinese entities. Each such power of attorney will remain effective as long as the applicable consolidated affiliated Chinese entity exists, and such shareholders of the applicable consolidated affiliated Chinese entities are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from us.

As of the date of this annual report, each of the shareholders of Qunar Beijing, Hui Cao and Hui Wang, also signed an irrevocable power of attorney authorizing an appointee of Beijing Qunar Software Technology Company Limited, or Qunar Software, to exercise, in a manner approved by Qunar, on such shareholder’s behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing’s articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder’s equity interest in Qunar Beijing. Each such power of attorney is effective until such time as such relevant shareholder ceases to hold any equity interest in Qunar Beijing. The terms of the power of attorney with respect to Qunar Beijing are otherwise substantially similar to the terms described in the foregoing paragraph.

Technical Consulting and Services Agreements. Ctrip Travel Information, Ctrip Travel Network and Wancheng, each a wholly owned PRC subsidiary of ours, provide our consolidated affiliated Chinese entities, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, our consolidated affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2015, our consolidated affiliated Chinese entities paid Ctrip Computer Technology (before our restructuring of business lines and restatement of contractual arrangements in 2015) or Ctrip Travel Information (after our restructuring of business lines and restatement of contractual arrangements in 2015) and Ctrip Travel Network a quarterly fee based on the number of transportation tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB10 (US$1.5) to RMB11 (US$1.8) per ticket and from RMB54 (US$8.3) to RMB89 (US$13.8) per person per tour. Although the service fees are typically determined based on the number of transportation tickets sold and packaged tour products sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. The services fees paid by all of such consolidated affiliated Chinese entities as a percentage of their total net income were 105.9%, 109.4% and 107.1% for the years ended December 31, 2013, 2014 and 2015. Ctrip Travel Information, Ctrip Travel Network or Wancheng, as appropriate, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable consolidated affiliate Chinese entity.

As of the date of this annual report, pursuant to the restated exclusive technical consulting and services agreement between Qunar Beijing and Qunar Software, Qunar Software provides Qunar Beijing with technical, marketing and management consulting services on an exclusive basis in exchange for service fee paid by Qunar Beijing based on a set formula defined in the agreement subject to adjustment by Qunar Software at its sole discretion. This agreement will remain in effect until terminated unilaterally by Qunar Software or mutually. The terms of this agreement are otherwise substantially similar to the terms described in the foregoing paragraph.

Share Pledge Agreements. The shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, have pledged their respective equity interests in the applicable consolidated affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such consolidated affiliated Chinese entities of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. In the event any of such consolidated affiliated Chinese entity breaches any of its obligations or any shareholder of such consolidated affiliated Chinese entities breaches his or her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests after the pledge is registered with the relevant local branch of SAIC, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the PRC citizen(s) designated by us. These share pledge agreements are effective until two years after the pledgor and the applicable consolidated affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.

As of the date of this annual report, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the relevant contractual arrangements mentioned herein. After the pledge is registered with the relevant local branch of SAIC, Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge, along with this agreement, will be effective upon registration with the local branch of the SAIC, and will expire when all obligations under the relevant contractual arrangements have been satisfied or when each of Hui Cao and Hui Wang completes a transfer of equity interest and ceases to hold any equity interest in Qunar Beijing. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are otherwise substantially similar to the terms described in the foregoing paragraph.

Loan Agreements. Under the loan agreements we entered into with the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, we extended long-term business loans to these shareholders of our consolidated affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of such consolidated affiliated Chinese entities. These business loan amounts were injected into the applicable consolidated affiliated Chinese entities as capital and cannot be accessed for any personal uses. The loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our consolidated affiliated Chinese entities, as described in the following paragraph, and the loan agreements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

The following table sets forth, as of the date of this report, the amount of each business loan, the date each business loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the relevant significant consolidated affiliated Chinese entity.

Date of Loan Agreement	Borrower	Significant Consolidated Affiliated Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in thousands of RMB)	(in thousands of US$)			(in thousands of RMB)	(in thousands of US$)
December 14, 2015	Min Fan	Ctrip Commerce	26,940.0	4,158.8	None	December 13, 2025	26,940.0	4,158.8
December 14, 2015	Maohua Sun	Ctrip Commerce	3,060.0	472.4	None	December 13, 2025	3060.0	472.4
December 14, 2015	Maohua Sun	Beijing Ctrip	1,600.0	247.0	None	December 13, 2025	1,600.0	247.0
February 26, 2016	Min Fan	Shanghai Ctrip	10,990.0	1,696.6	None	February 25, 2026	10,990.0	1,696.6
February 26, 2016	Qi Shi	Shanghai Ctrip	50.0	7.7	None	February 25, 2026	50.0	7.7
December 14, 2015	Min Fan	Shenzhen Ctrip	2,250.0	347.3	None	December 13, 2025	2250.0	347.3
December 14, 2015	Tao Yang	Shenzhen Ctrip	250.0	38.6	None	December 13, 2025	250.0	38.6
December 14, 2015	Tao Yang	Guangzhou Ctrip	300.0	46.3	None	December 13, 2025	300.0	46.3
December 14, 2015	Min Fan	Guangzhou Ctrip	2,700.0	416.8	None	December 13, 2025	2,700.0	416.8
December 14, 2015	Min Fan	Chengdu Ctrip	19,900.0	3,072.0	None	December 13, 2025	19,900.0	3,072.0
December 14, 2015	Qi Shi	Chengdu Ctrip	100.0	15.4	None	December 13, 2025	100.0	15.4
March 23, 2016	Hui Cao	Qunar Beijing	6,600.0	1,018.9	None	Until repayment notice	6,600.0	1,018.9
March 23, 2016	Hui Wang	Qunar Beijing	4,400.0	679.2	None	Until repayment notice	4,400.0	679.2

As of the date of this annual report, pursuant to the loan agreement among Qunar Software, Hui Cao and Hui Wang, the loans extended by Qunar Software to each of Hui Cao and Hui Wang are only repayable by a transfer of such borrower’s equity interest in Qunar Beijing to Qunar Software or its designated party, in proportion to the amount of the loan to be repaid. This loan agreement will continue in effect indefinitely until such time when (i) the borrowers receive a repayment notice from Qunar Software and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless Qunar Software sends a notice indicating otherwise within 15 calendar days after it is aware of such event. The terms of this loan agreement is otherwise substantially similar to the terms described in the foregoing paragraphs.

Exclusive Option Agreements. As consideration for our entering into the loan agreements described above, each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in the applicable consolidated affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the relevant consolidated affiliated Chinese entity. The purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of such consolidated affiliated Chinese entities pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the applicable consolidated affiliate Chinese entity.

Each of Hui Cao and Hui Wang also entered into equity option agreements with Qunar, Qunar Software and Qunar Beijing. These equity option agreements contain arrangements that are similar to that as described in the foregoing paragraph. This agreement will remain effective with respect to each of Qunar Beijing’s shareholders until all of the equity interest has been transferred or Qunar terminates the agreement unilaterally with 30 days’ prior written notice.

Our consolidated affiliated Chinese entities and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of our consolidated affiliated Chinese entities without our prior written consent. They also agree to accept our guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

In addition, we also enter into technical consulting and services agreements with our majority or wholly owned subsidiaries of some of the consolidated affiliated Chinese entities, such as Chengdu Ctrip International, and these subsidiaries pay us service fees based on the level of services provided. The existence of such technical consulting and services agreements provides us with the enhanced ability to transfer economic benefits of these majority or wholly owned subsidiaries of the consolidated affiliated Chinese entities to us in exchange for the services provided, and this is in addition to our existing ability to consolidate and extract the economic benefits of these majority or wholly owned subsidiaries of the consolidated affiliated Chinese entities. For instance, the consolidated affiliated Chinese entities may cause the economic benefits to be channeled to them in the form of dividends, which then may be further consolidated and absorbed by us through the contractual arrangements described above.

Share Incentive Grants

Please refer to “Item 6.B. Compensation — Employee’s Share Incentive Plans.”

Commissions from Homeinns and its affiliates

As of December 31, 2015, we held approximately 15% stake in Homeinns, one of our hotel suppliers, and have two directors in common with it. Homeinns and its affiliates have entered into agreements with us to provide hotel rooms for our customers. Total commissions from Homeinns and its affiliates amounted to RMB38.7 million, RMB38.1 million and RMB34.6 million (US$5.3 million) for the years ended December 31, 2013, 2014 and 2015, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Commissions from Hanting and its affiliates

One of our hotel suppliers, China Lodging Group Limited, or Hanting, has a director in common with our company and a director who is a family member of one of our officers. Hanting has entered into agreements with us to provide hotel rooms for our customers. Total commissions Hanting paid us amounted to RMB17.1 million, RMB19.2 million and RMB17.7 million (US$2.7 million) for the years ended December 31, 2013, 2014 and 2015, respectively. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in Hanting through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering were equal to Hanting’s initial public offering price.

Entrusted loan and interest to a technology company focusing on hotel customer reviews

In September 2013, we entered into agreements with a technology company focusing on hotel customer reviews to provide entrusted loan of RMB13 million to the technology company. The entrusted loan has a one-year maturity period. The balance of entrusted loan together with the interest was RMB 0.7 million and nil for the years ended December 31, 2014 and 2015, respectively. These agreements were fully performed and discharged as of December 31, 2015.

Shareholders’ loan and interest to Skyseas

In December 2014, we entered into agreements with Exquisite Marine Ltd., which is wholly owned by Skysea Holding International Limited, to enter a secured credit loan in the amount of US$80 million. The interest rate is 3% per annum currently and shall be subject to annual review and adjustment with mutual consent. The loan is guaranteed by a vessel mortgage and shall be paid back by installments starting 2020. The balance of the loan together with the interest for the year ended December 31, 2015 is RMB544 million (US$84 million).

Purchase of tour package service from Ananda

We purchased tour package service from Ananda Travel Service (Aust.) Pty Limited, or Ananda, an association investment of HKWOT (BVI) Limited. Tour package purchase from Ananda for the years ended December 31, 2013, 2014 and 2015 amounted to RMB33 million, RMB27 million and RMB11 million (US$1.8 million), respectively.

Commissions to LY.com

In April, 2014, we purchased a minority stake of LY.com. We have entered into agreements to provide hotel rooms to LY.com. Total commissions to LY.com paid by us amounted to RMB75 million (US$12 million) for the period from January 1, 2015 to December 31, 2015.

Commissions to/from eLong

In May, 2015, we acquired 38% stake of eLong. Total commissions to eLong paid by us amounted to RMB10 million (US$1 million) and eLong paid commissions to us amounted to RMB7 million (US$1 million) for the period from June 1, 2015 to December 31, 2015.

Marketing service expense to Baidu

In October 2015, we completed a share exchange transaction with Baidu. Baidu, as our marketing service supplier, has entered into agreements to provide marketing service to us. Marketing service expense from Baidu amounts to RMB89 million (US$14 million) starting from November, 2015 to December 31, 2015.

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

We have received dividends from our subsidiaries, which have received consulting or other fees from our consolidated affiliated Chinese entities. In accordance with current Chinese laws and regulations, our subsidiaries and affiliated entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits for the year determined in accordance with Chinese accounting standards and regulations. Each of our subsidiaries and affiliated entities in China may stop allocations to its general reserve if such reserve has reached 50% of its registered capital. In addition, our subsidiaries in China, including Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Ctrip Information Technology, are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods presented and all prices have been retroactively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 0.125 of an ordinary share effective on December 1, 2015 for all periods presented. The closing price of our ADSs on April 21, 2016 was US$47.21 per ADS.

	Trading Price (US$)
	High	Low
2010	26.58	14.95
2011	25.29	11.17
2012	14.06	6.18
2013	30.55	9.44
2014	34.87	17.98
First Quarter	28.43	17.98
Second Quarter	32.60	22.00
Third Quarter	34.87	28.01
Fourth Quarter	30.25	20.37
2015	57.36	21.54
First Quarter	30.37	21.54
Second Quarter	43.81	28.80
Third Quarter	40.1	27.25
Fourth Quarter	57.36	30.51
2016 First Quarter	48.36	35.5
Monthly Highs and Lows
October 2015	48.65	30.51
November 2015	57.36	45.72
December 2015	55.6	46.22
January 2016	48.36	39.5
February 2016	43.42	35.5
March 2016	45.58	38.4
April 2016 (through April 21, 2016)	49.33	42.70

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

B.            Memorandum and Articles of Association

General. All of our outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when entered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law (2013 Revision) of the Cayman Islands, or Companies Law.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder or shareholders collectively present in person or by proxy and holding at least ten percent in par value of the shares giving a right to attend and vote at the meeting.

A quorum required for a meeting of shareholders consists of at least two shareholders (or, if our company has only one shareholder, that one shareholder) holding at least one-third of the outstanding voting shares in our company, present in person or by proxy. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than ten percent in par value of our voting share capital. Advance notice of at least seven days is required for the convening of any of our shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for matters such as a change of name or amending the memorandum and articles of association. Holders of the ordinary shares may by ordinary resolution, among other things, make changes in the amount of our authorized share capital and consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital and cancel any authorized but unissued shares.

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

Variations of Rights of Shares. If at any time the share capital of our company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our company is being wound-up and except where our articles of association or the Companies Law impose any stricter quorum, voting or procedural requirements in regard to the variation of rights attached to a specific class, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Shareholder Rights Plan

On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on December 3, 2007. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from us one ordinary share at a price of US$700 per ordinary share, subject to adjustment. On August 7, 2014, we entered into a First Amendment and, subsequently on the same day, a Second Amendment to the Rights Agreement dated as of November 23, 2007 between the Bank of New York Mello and us. Through these two amendments, we (a) extended the term of our rights plan for another ten years and the Rights will expire on August 6, 2024, subject to the right of our board of directors to extend the rights plan for another ten years prior to its expiration; and (b) modified the trigger threshold of the Rights to allow more flexibility. Specifically, shareholders who file or are entitled to file beneficial ownership statement on Schedule 13G pursuant to Rule 13d-1(b)(1) of the Exchange Act, typically institutional investors with no intention to acquire control of the issuer, will be able to beneficially own up to 20% of our total outstanding shares before the Rights are triggered, while all other shareholders must maintain their beneficial ownership at a level below 10% of our total outstanding shares before the Rights are triggered, among other things. Certain named shareholders are defined as “Exempted Person” under the currently effective rights plan as long as their beneficial ownership do not exceed 10% of our total outstanding shares. On May 29, 2015, October 26, 2015 and December 23, 2015, we entered into a Third Amendment, a Fourth Amendment and a Fifth Amendment to the Rights Agreement with the Bank of New York Mellon, respectively, for the purposes of amending the definition of “Exempted Person”. Accordingly, in so far as Priceline Group and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person (excluding the number of our ADSs or the ordinary shares that are beneficially owned by Priceline and any of its subsidiaries due to any such entity’s ownership or conversion of that certain note issued by us pursuant to a convertible note purchase agreement dated December 9, 2015 between a subsidiary of Priceline Group and us) at all times does not exceed fifteen percent (15%) of the ordinary shares then outstanding in the aggregate and in so far as Baidu and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person at all times does not exceed twenty-seven percent (27%) of the ordinary shares then outstanding in the aggregate.

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

Board of Directors

Our board of directors currently consists of eight directors. Our board of directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. A director may vote with respect to any contract or transaction, in which he or she is interested as long as he or she has made a declaration of the nature of such interest. A director is not required to hold any shares in our company by way of qualification, and there is no requirement for a director to retire at any age limit.

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

C.            Material Contracts

Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company — A. History and Development of the Company” and “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report: (i) a convertible notes purchase agreement for the issuance of a convertible note with a principal value of US$500 million due 2019 dated August 7, 2014 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V.; (ii) a pre-sale framework agreement for purchase of certain premises with an aggregate sellable gross floor area of 100,167 square meters and certain auxiliary facilities in Sky SOHO dated September 26, 2014 among Ctrip Travel Network Technology (Shanghai) Co., Ltd., SOHO (Shanghai) Investment Co., Ltd. and other affiliates of the company; (iii) an investment agreement for acquisition of a minority stake in LY.com dated April 28, 2014 between Shanghai Ctrip International Travel Service Co., Ltd., LY.com and other parties thereto; (iv) a share purchase agreement for the acquisition of certain shares of eLong dated May 22, 2015 among Ctrip.com International, Ltd., C-Travel International Limited, Luxuriant Holdings Limited, Keystone Lodging Holdings Limited, Plateno Group Limited, Expedia Asia Pacific — Alpha Limited and Expedia, Inc., (v) a convertible notes purchase agreement for the issuance of a convertible note with a principal value of US$250 million due 2020 dated May 26, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V.; (vi) an indenture, dated June 24, 2015, constituting US$700.0 million 1.00% convertible senior notes due 2020; (vii) an indenture, dated June 24, 2015, constituting US$400.0 million 1.99% convertible senior notes due 2025; (viii) a purchase agreement for the issuance of US$700 million 1.00% convertible senior notes due 2020 and US$400 million 1.99% convertible senior notes due 2025, dated June 18, 2015, between Ctrip.com International, Ltd. and J.P. Morgan Securities LLC; (ix) a share exchange agreement for the acquisition of certain shares of Qunar dated October 24, 2015 among Baidu, Inc., Baidu Holdings and Ctrip.com International, Ltd., (ix) a convertible note purchase agreement for the issuance of a convertible note with a principal value of US$500 million due 2025 dated December 9, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V., (x) a Convertible Note Purchase Agreement for the purchase of US$500 million 2.00% convertible notes due 2025 dated December 9, 2015 among Ctrip.com International, Ltd., Gaoling Fund, L.P. and YHG Investment, L.P., and (xi) a framework agreement for treatment of Qunar employee shares and equity awards dated December 9, 2015 between Ctrip.com International, Ltd. and Qunar Cayman Islands Limited.

D.            Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — PRC Government Regulations — Regulations of Foreign Currency Exchange and Dividend Distribution.”

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

Cayman Islands Taxation

According to Maples and Calder, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaty with any country that is applicable to any payments made to or by us.

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

PRC Taxation

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% for our foreign ADS holders may be imposed on dividends they receive from us and on gains realized on their sale or other disposition of ADSs, if such income is considered as income derived from within China. See “Risk factors — Risks Related to Our Corporate Structure — Our subsidiaries and consolidated affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the provisions of the Code and regulations, rulings and decisions thereunder as of the date hereof, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the United States Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the description below under “— Passive Foreign Investment Company Rules,” the amount of any distribution to you with respect to the ADSs or ordinary shares, before deduction for any taxes imposed by the PRC, will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

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

Sale, Exchange or Other Disposition of the ADSs or Ordinary Shares

Subject to description below under “— Passive Foreign Investment Company Rules,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference, if any, between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States-source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income. You should consult your tax advisors regarding the proper treatment of gain or loss recognized on a sale, exchange or other taxable disposition of the ADSs or ordinary shares in your particular circumstances.

Passive Foreign Investment Company Rules

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2015. Given variance in the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, although we cannot be certain, we believe there is some risk that we will be treated as a PFIC for our taxable year ending December 31, 2016. A non-U.S. corporation will be a PFIC for any taxable year if either:

•                  at least 75% of its gross income is passive income; or

•                  at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our consolidated affiliated Chinese entities will be treated as ownership of stock.

We must make a separate determination after the close of each year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2016 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

F.              Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.           Documents on Display

We have previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act, with respect to our ordinary shares. We have also previously filed with the SEC (i) our registration statement on Form F-2, as amended, and prospectus under the Securities Act, with respect to the sale of 1,914,000 ADSs by certain selling shareholders; (ii) our registration statement on Form F-3 and prospectus under the Securities Act, with respect to the sale of 13,290,000 ADSs by a selling shareholder; (iii) our registration statement on Form F-3 with respect to the sale of ADSs by our company and any selling shareholders on a continuous basis and a prospectus under the Securities Act, and have issued and sold 5,700,000 ADSs of our company under this Form F-3; and (iv) our registration statement on Form F-3 with respect to the sale of ADSs by our company on a continuous basis and a “shelf takedown” prospectus supplement covering an aggregate number of 2,661,967 ordinary shares issued for the purposes of certain investments in several non-U.S. investment entities, which are managed or owned by parties unaffiliated with each other and unaffiliated with us and are dedicated to investing in businesses in China.

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

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks, interest rates associated with the issuance of the 2017 Notes, the 2018 Notes, the Priceline 2019 Notes, the Priceline 2020 Notes, the 2020 Notes, the 2025 Notes, the Priceline 2025 Notes, and the Hillhouse 2025 Notes. The 2017 Notes we issued in September 2012 bear interest at a rate of 0.5% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2013. The 2018 Notes we issued in October 2013 bear interest at a rate of 1.25% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2014. The Priceline 2019 Notes we issued in August 2014 bear interest at a rate of 1.00% per year that accrues annually from August 7, 2014. The Priceline 2020 Notes we issued in May 2015 bear interest at a rate of 1.00% per year that accrues annually from November 29, 2015. The 2020 Notes we issued in June 2015 bear interest at a rate of 1.00% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016. The 2025 Notes we issued in June 2015 bear interest at a rate of 1.99% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016. The Priceline 2025 Notes and the Hillhouse 2025 Notes we issued in December 2015 bear interest at a rate of 2.00% per year that accrues annually from June 11, 2016. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance as of December 31, 2015, a one basis point decrease in interest rates would result in approximately a RMB1.4 million (US$0.2 million) decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

Foreign Exchange Risk. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while the majority of our revenues are denominated in RMB. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar-denominated assets. In 2009, we changed our functional currency from RMB to U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. For the year ended December 31, 2015, foreign exchange gains accounted for approximately 1% of our net income. As of December 31, 2015, a 1% strengthening/weakening of RMB against U.S. dollar would have increased/decreased our net income by 0.5%. See “Risk Factors — Risks Related to Doing Business in China — Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.”

Investment Risk. As of December 31, 2015, our equity investments, including marketable securities, totaled US$627 million. We periodically review our investments for impairment. Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We are unable to control these factors and an impairment charge recognized by us will impact our operating results and financial position.

We have invested through open market purchases and in a private placement transaction a total of US$92 million in approximately 15% stake in Homeinns, a leading economy hotel chain in China. The purchase prices were determined based on the trading prices of Homeinns’ ADSs on the NASDAQ Global Market at the time of each open market purchase or the average closing prices of Homeinns’ ADSs as stipulated in the relevant purchase agreement. If Homeinns experiences a net loss in the future, we would share the net loss of Homeinns proportionate to our equity interest. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in Hanting, a leading economy hotel chain in China, through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering were equal to Hanting’s initial public offering price. As of December 31 2015, we recorded the investment in Hanting at a fair value of RMB1.1 billion (approximately US$172 million), with RMB679 (US$105 million) million increase in fair value of the investment credited to other comprehensive income. In May 2015, we acquired a 38% equity stake in eLong for a total purchase price of approximately US$422 million. The purchase prices for shares acquired in the transaction is based on approximately US$1.1 billion valuation of eLong. In October 2015, we completed a share exchange transaction with Baidu and obtained approximately 45% of the aggregate voting interest of Qunar in exchange for our newly issued ordinary shares. The share exchange ratio for the transaction is 0.725 our ADSs per Qunar ADS. To the extent that the applicable ADS price of Hanting, declines to a level that is lower than their respective share purchase price, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods. In addition, if any of Homeinns and eLong incur a net loss in the future, we would share their net loss proportionate to our equity interest in them.

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

Fees and Payments from the Depositary to Us

We expect to receive from the depositary a reimbursement of approximately US$2 million, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2015. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.

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

Our management has excluded Qunar from its assessment of internal control over financial reporting as of December 31, 2015 because we acquired it in a business purchase combination in 2015. Qunar is a consolidated subsidiary whose total assets and total revenues represent 9% and 0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2015.

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2015 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-2 of this Form 20-F.

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

	For the Year Ended December 31,
	2014	2015	2015
	RMB	RMB	US$
Audit fees(1)	8,078,626	9,284,558	1,433,289
Audit related fees(2)	—	3,400,000	524,870
Tax fees(3)	—	5,289,677	816,585

(1)          “Audit fees” means the aggregate fees for professional services rendered by our principal external auditors for the interim review of quarterly financial statements and the audit of our annual financial statements and other statutory audits of our subsidiaries.

(2)          “Audit related fees” includes fees billed for those services that are provided by the independent accountants that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit fees.”

(3)          “Tax fees” represents the aggregate fees billed for the fiscal year listed for the professional tax services rendered by our principal auditors.

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

ITEM 16E.        PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 30, 2008 and September 30, 2008, our board of directors and shareholders respectively approved a share repurchase plan, or the 2008 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$15 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our capital. On September 30, 2011, our board of directors approved an additional share repurchase plan , or the 2011 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$100 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. On June 13, 2012, our board of directors approved an additional share repurchase plan, or the 2012 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$300 million by a repurchase of corresponding ordinary shares from the depositary. On April 3, 2014, our board of directors approved an additional share repurchase plan, or the 2014 Repurchase Plan (together with the 2012 Repurchase Plan, the “Plans”), pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$600 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. Both the 2008 Repurchase Plan and the 2011 Repurchase Plan were completed prior to the beginning of the period covered by the table below. The 2012 Repurchase Plan was completed after the repurchases in June 2015. Under the Plans, we were authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions, in the their judgment, warrant, in accordance with all applicable requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and on the terms set out in the resolutions of our board of directors approving such share repurchase. As of the date of this annual report on Form 20-F, we purchased approximately 42 million ADSs with a total consideration of approximately US$510 million from the open market under the Plans.

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
January 1 to January 31, 2015	0	US$	N/A	0	US$	645,009,480
February 1 to February 29, 2015	0	US$	N/A	0	US$	645,009,480
March 1 to March 31, 2015	0	US$	N/A	0	US$	645,009,480
April 1 to April 30, 2015	0	US$	N/A	0	US$	645,009,480
May 1 to May 31, 2015	0	US$	N/A	0	US$	645,009,480
June 1 to June 30, 2015(2)	2,108,312	US$	37.45	2,108,312	US$	566,047,891
July 1 to July 31, 2015(3)	731,746	US$	34.40	731,746	US$	540,874,341
August 1 to August 31, 2015(3)	950,914	US$	30.96	950,914	US$	511,431,730
September 1 to September 30, 2015(3)	5,400	US$	31.49	5,400	US$	511,261,706
October 1 to October 31, 2015(3)	192,112	US$	30.98	192,112	US$	505,310,115
November 1 to November 30, 2015	0	US$	N/A	0	US$	505,310,115
December 1 to December 31, 2015	0	US$	N/A	0	US$	505,310,115
Total	3,988,484	US$	35.03	3,988,484	US$	505,310,115

(1)         Each ADS represents 0.125 ordinary shares.

(2)         Repurchases were made pursuant to the 2012 Repurchase Plan and the 2014 Repurchase Plan.

(3)         Repurchases were made pursuant to the 2014 Repurchase Plan.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.       CORPORATE GOVERNANCE

Rule 5635(c) of the NASDAQ Rules requires a NASDAQ-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the NASDAQ Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Pursuant to board approval obtained on November 17, 2008, we amended our 2007 Plan. We believe that some of the amendments are material changes to the then existing plan. Our Cayman Islands counsel has provided a letter to NASDAQ dated November 17, 2008 certifying that under Cayman Islands law, we are not required to obtain shareholders’ approval for amendments to our existing equity incentive plan. NASDAQ has acknowledged the receipt of such letter and our home country practice with respect to approval for amendments to our equity incentive plan. Rule 5605(b) of the NASDAQ Rule requires that a majority of a NASDAQ-listed company’s board of directors be independent directors as defined in Rule 5605(a)(2). Our Cayman Islands counsel has provided a letter to NASDAQ dated October 27, 2015 certifying that under Cayman Islands law, we are not required to follow or comply with the requirement that a majority of our board members be independent directors. NASDAQ has acknowledged the receipt of such letter and our home country practice with respect to the composition of our board of directors.

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

Exhibit Number	Document
1.4*

Second Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. adopted by the shareholders of Ctrip.com International, Ltd. on December 21, 2015 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 23, 2015)

2.1

Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to the prospectus dated January 25, 2010 as part of the Registration Statement on Form F-6 (file no. 333-145167) filed with the Securities and Exchange Commission on August 6, 2007)

2.2

Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.3

Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2007)

2.4

First Amendment to the Rights Agreement dated as of August 7, 2014 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 from our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)

2.5

Second Amendment to the Rights Agreement dated as of August 7, 2014 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 from our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)

2.6*

Third Amendment to the Rights Agreement dated as of May 29, 2015 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 from our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on June 4, 2015)

2.7*

Fourth Amendment to the Rights Agreement dated as of October 26, 2015 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 from our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on October 27, 2015)

2.8*

Fifth Amendment to the Rights Agreement dated as of December 23, 2015 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 from our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on December 23, 2015)

2.9

Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.1

Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-110455) and Exhibit 10.23 from our Registration Statement on Form F-2 (file no. 333-121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3

Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4

Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5

Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

Exhibit Number	Document
4.6

Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7*

Translation of Executed Form of Technical Consulting and Services Agreement between a wholly owned subsidiary of the Registrant and a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed technical consulting and services agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.8*

Translation of Executed Form of Loan Agreement between a wholly owned subsidiary of the Registrant and shareholders of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.9*

Translation of Executed Form of Exclusive Option Agreement among a wholly owned subsidiary of the Registrant, a consolidated affiliated Chinese entity of the Registrant and a shareholder of the consolidated affiliated Chinese entity, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.10*

Translation of Executed Form of Share Pledge Agreement between a wholly owned subsidiary of the Registrant and a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed share pledge agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.11*

Translation of Executed Form of Power of Attorney by a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed power of attorney adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.12

Translation of Lease Agreement dated May 1, 2003 between Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Yu Zhong (Shanghai) Consulting Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13

Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.14

Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.15

Translation of Land Early Development Cost Compensation Agreement dated February 3, 2005 between Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd. and Ctrip Travel Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 22, 2005)

4.16

Translation of Construction Agreement dated February 13, 2006 between Shanghai No. 1 Construction Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F (file no. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.17

Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.18

Ctrip.com International, Ltd. 2007 Share Incentive Plan, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.19

Summary of key terms of the form revolving credit facility agreement between each of Ctrip Computer Technology (Shanghai) Co., Ltd., Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. and our consolidated affiliated Chinese entity, Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (formerly Shanghai Huacheng Southwest Travel Agency Co., Ltd.), and China Merchants Bank, Shanghai Branch (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

Exhibit Number	Document
4.20

Purchase Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.21

Registration Rights Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.22

Sale and Purchase Agreement dated February 3, 2010 among Wing On Travel (Holdings) Limited, C-Travel International Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-3 (file no. 333-165150) filed with the Securities and Exchange Commission on March 2, 2010)

4.23

Subscription Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(A) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.24

Share Purchase Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and the selling shareholders named therein (incorporated by reference to Exhibit 99.(B) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.25

Investor and Registration Rights Agreement dated March 12 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(C) from our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (file no. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.26

Translation of Construction Contract as of February 2012 between Chengdu Ctrip Information Technology Co., Ltd. and Hunan No. 1 Engineering Co., Ltd. (incorporated by reference to Exhibit 4.27 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.27

Translation of Construction Contract dated September 8, 2008 between Ctrip Information Technology (Nantong) Co., Ltd. and Shanghai No. 1 Construction Co., Ltd. (incorporated by reference to Exhibit 4.28 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.28

Translation of Framework Agreement for Purchase and Sale of 3-9F Building A of Hongqiao International Technology Square dated December 9, 2011 among Shanghai Hongqiao Linkong Technology Development Co., Ltd., Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huanji Digital Technology Co., Ltd. (incorporated by reference to Exhibit 4.29 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.29

Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.30

Indenture, dated September 25, 2012, constituting US$180.0 million 0.50% Convertible Senior Notes due 2017 (incorporated by reference to Exhibit 4.30 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

4.31

Translation of Framework Agreement for Purchase and Sale of First Underground Floor of Building A and the Whole Building B of Hongqiao International Technology Square dated September 25, 2013 among Shanghai Hongqiao Linkong Technology Development Co., Ltd., Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Huanji Digital Technology Co., Ltd. (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 28, 2014)

4.32

Indenture, dated October 10, 2013, constituting US$800.0 million 1.25% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 4.32 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on March 28, 2014)

4.33

Translation of Framework Agreement for purchase of certain premises and certain auxiliary facilities in Sky SOHO dated September 26, 2014 among Ctrip Travel Network Technology (Shanghai) Co., Ltd., SOHO (Shanghai) Investment Co., Ltd. and other affiliates of the company (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 27, 2015)

Exhibit Number	Document
4.34

Convertible Purchase Agreement for purchase of US$500 million 1.00% convertible note due 2019 dated August 7, 2014 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. (incorporated by reference to Exhibit 2 from Schedule 13D (file no. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on September 29, 2014)

4.35

Amended and Restated Standstill Agreement dated September 15, 2014 between Ctrip.com International, Ltd. and The Priceline Group Inc. (incorporated by reference to Exhibit 3 from Schedule 13D (file no. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on September 29, 2014)

4.36

Translation of Investment Agreement for acquisition of a minority stake in Tongcheng Network Technology Share Co., Ltd. dated April 28, 2014 between Shanghai Ctrip International Travel Service Co., Ltd., Tongcheng Network Technology Co., Ltd. and other parties thereto (incorporated by reference to Exhibit 4.36 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 27, 2015)

4.37

The Secured Credit Agreement dated December 29, 2014 between Ctrip Investment Holding Ltd and Exquisite Marine Ltd. (incorporated by reference to Exhibit 4.37 from our Annual Report on Form 20-F (file no. 001-33853) filed with the Securities and Exchange Commission on April 27, 2015)

4.38*

Share Purchase Agreement for the acquisition of certain shares of eLong dated May 22, 2015 between Ctrip.com International, Ltd., C-Travel International Limited, Keystone Lodging Holdings Limited, Plateno Group Limited, Luxuriant Holdings Limited, Expedia, Inc. and Expedia Asia Pacific — Alpha Limited. (incorporated by reference to Exhibit B from Schedule 13D (file no. 005-80401) filed by Ctrip.com International, Ltd. with the Securities and Exchange Commission on June 1, 2015)

4.39*

Right of First Refusal Agreement dated May 22, 2015 by and between C-Travel International Limited and Keystone Lodging Holdings Limited (incorporated by reference to Exhibit D from Schedule 13D (file no. 005-80401) filed by Ctrip.com International, Ltd. with the Securities and Exchange Commission on June 1, 2015)

4.40*

Convertible Note Purchase Agreement for purchase of US$250 million 1.00% convertible note due 2020 dated May 26, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. (incorporated by reference to Exhibit 1 from Schedule 13D/A (file no. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on May 29, 2015)

4.41*

Second Amended and Restated Standstill Agreement dated May 26, 2015 between Ctrip.com International, Ltd. and The Priceline Group Inc. (incorporated by reference to Exhibit 2 from Schedule 13D/A (file no. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on May 29, 2015)

4.42*

Purchase Agreement for the issuance of US$700 million 1.00% Convertible Senior Notes due 2020 and US$400 million 1.99% Convertible Senior Notes due 2025 dated June 18, 2015 between Ctrip.com International, Ltd. and J.P. Morgan Securities LLC

4.43*	Indenture, dated June 24, 2015, constituting US$700 million 1.00% Convertible Senior Notes due 2020
4.44*	Indenture, dated June 24, 2015, constituting US$400 million 1.99% Convertible Senior Notes due 2025
4.45*

Share Exchange Agreement dated as of October 24, 2015 among Baidu, Inc., Baidu Holdings Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 2 from Schedule 13D (file no. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.46*

Standstill Agreement dated as of October 26, 2015 between Baidu, Inc. and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3 from Schedule 13D (file no. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.47*

Registration Rights Agreement dated as of October 26, 2015 between Baidu Holdings Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4 from Schedule 13D (file no. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.48*

Convertible Note Purchase Agreement for purchase of US$500 million 2.00% convertible note due 2025 dated December 9, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. (incorporated by reference to Exhibit 1 from Schedule 13D/A (file no. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on December 14, 2015)

Exhibit Number	Document
4.49*

Third Amended and Restated Standstill Agreement dated December 9, 2015 between Ctrip.com International, Ltd. and The Priceline Group Inc. (incorporated by reference to Exhibit 2 from Schedule 13D/A (file no. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on December 14, 2015)

4.50*

Convertible Note Purchase Agreement for the purchase of US$500 million 2.00% convertible notes due 2025 dated December 9, 2015 among Ctrip.com International, Ltd., Gaoling Fund, L.P. and YHG Investment, L.P.

4.51*	Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards dated December 9, 2015 between Ctrip.com International, Ltd. and Qunar Cayman Islands Limited
4.52*	Restated Exclusive Technical Consulting and Services Agreement dated March 23, 2016 between Beijing Qu Na Information Technology Co., Ltd. and Beijing Qunar Software Technology Co., Ltd.
4.53*	Loan Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang
4.54*	Equity Option Agreement dated March 23, 2016 among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Co., Ltd., Hui Cao, Hui Wang and Beijing Qu Na Information Technology Co., Ltd.
4.55*	Equity Interest Pledge Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang
4.56*	Power of Attorney by Hui Cao and Hui Wang dated March 23, 2016
8.1*	List of Significant Consolidated Entities of the Registrant
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

Date: April 22, 2016

CTRIP.COM INTERNATIONAL, LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ctrip.com International, Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. (the “Company”) and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Report of Management on Internal Control over Financial Reporting appearing in Item 15 in the accompanying Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for the classification of deferred income tax balances in 2015.

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

As indicated in the Report of Management on Internal Control over Financial Reporting appearing in Item 15 in the accompanying Form 20-F, management has excluded Qunar Cayman Islands Limited (“Qunar”), one of its subsidiaries, from its assessment of internal control over financial reporting as of December 31, 2015 because Qunar was acquired in a business purchase combination in 2015. Qunar is a consolidated subsidiary of the Company whose total revenue and total assets represented 0% and 9%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2015. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Qunar.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 22, 2016

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Revenues:
Accommodation reservation	2,214,170,887	3,201,426,933	4,616,649,394	712,687,856
Transportation ticketing	2,161,784,259	2,950,072,484	4,453,885,749	687,561,479
Packaged-tour	935,684,729	1,055,369,205	1,667,945,350	257,486,392
Corporate travel	266,988,534	373,407,012	473,245,440	73,056,507
Others	138,388,653	192,281,473	285,220,475	44,030,454
Total revenues	5,717,017,062	7,772,557,107	11,496,946,408	1,774,822,688
Less: business tax and related surcharges	(330,271,520)	(425,638,738)	(599,378,347)	(92,528,072)
Net revenues	5,386,745,542	7,346,918,369	10,897,568,061	1,682,294,616

Cost of revenues	(1,386,767,067)	(2,100,606,413)	(3,043,439,819)	(469,826,148)

Gross profit	3,999,978,475	5,246,311,956	7,854,128,242	1,212,468,468

Operating expenses:
Product development	(1,245,719,192)	(2,321,348,753)	(3,296,692,936)	(508,921,692)
Sales and marketing	(1,269,412,720)	(2,214,209,719)	(3,087,989,953)	(476,703,503)
General and administrative	(646,404,879)	(861,550,628)	(1,088,402,408)	(168,020,379)
Total operating expenses	(3,161,536,791)	(5,397,109,100)	(7,473,085,297)	(1,153,645,574)
Income/(loss) from operations	838,441,684	(150,797,144)	381,042,945	58,822,894

Interest income	200,068,533	304,583,544	445,767,036	68,814,572
Interest expense	(57,043,756)	(162,354,675)	(302,425,829)	(46,686,503)
Other income (net)	162,529,632	43,820,635	2,480,979,830	382,997,288
Income before income tax expense, equity in income of affiliates and non-controlling interests	1,143,996,093	35,252,360	3,005,363,982	463,948,251

Income tax expense	(293,740,322)	(130,821,156)	(470,188,423)	(72,584,585)
Equity in income / (loss) of affiliates	56,146,814	187,191,141	(135,780,312)	(20,960,868)
Net income	906,402,585	91,622,345	2,399,395,247	370,402,798

Net loss attributable to non-controlling interests	91,917,099	151,117,436	108,260,637	16,712,562
Net income attributable to Ctrip.com International, Ltd.	998,319,684	242,739,781	2,507,655,884	387,115,360

Net income	906,402,585	91,622,345	2,399,395,247	370,402,798
Other comprehensive income:
Foreign currency translation	(14,167,524)	(66,759,799)	(489,917,917)	(75,630,294)
Unrealized securities holding gains , net of tax	445,580,779	137,704,595	606,415,822	93,614,472
Total comprehensive income	1,337,815,840	162,567,141	2,515,893,152	388,386,976

Comprehensive loss attributable to non-controlling interests	91,917,099	151,117,436	108,260,637	16,712,562
Comprehensive income attributable to Ctrip.com International, Ltd.	1,429,732,939	313,684,577	2,624,153,789	405,099,538

Earnings per ordinary share
— Basic	30.34	7.08	66.34	10.24
— Diluted	26.63	6.35	56.85	8.78

Earnings per ADS
— Basic	3.79	0.88	8.29	1.28
— Diluted	3.33	0.79	7.11	1.10

Weighted average ordinary shares outstanding
— Basic shares	32,905,601	34,289,170	37,797,698	37,797,698
— Diluted shares	38,069,841	38,207,858	47,375,248	47,375,248

Share-based compensation included in Operating expense above is as follows:
Product development	138,668,196	184,664,576	291,642,931	45,021,910
Sales and marketing	49,104,528	54,391,508	65,574,256	10,122,921
General and administrative	250,156,753	257,587,405	285,379,287	44,054,970

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2015

	2014	2015	2015
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	5,300,887,799	19,215,674,674	2,966,389,002
Restricted cash	836,394,951	2,286,882,592	353,033,837
Short-term investments	6,438,854,587	8,235,785,516	1,271,386,198
Accounts receivable, net	1,826,765,949	3,150,768,364	486,394,820
Due from related parties	10,568,937	961,791,458	148,475,016
Prepayments and other current assets	2,469,707,335	6,749,965,827	1,042,015,164
Deferred tax assets, current	193,503,366	—	—
Total current assets	17,076,682,924	40,600,868,431	6,267,694,037

Long-term deposits and prepayments	225,269,063	486,785,968	75,146,804
Long-term loan receivable	192,871,939	578,524,154	89,308,740
Long-term receivables due from related parties	510,039,284	543,911,586	83,965,480
Land use rights	104,568,868	102,328,181	15,796,749
Property, equipment and software	5,220,626,461	5,555,959,499	857,692,349
Investments	5,318,756,447	13,870,523,498	2,141,239,850
Goodwill	1,892,507,708	45,690,440,903	7,053,388,635
Intangible assets	668,202,371	11,007,915,171	1,699,329,274
Deferred tax assets, non-current	—	405,334,569	62,572,875
Total assets	31,209,525,065	118,842,591,960	18,346,134,793

LIABILITIES
Current liabilities:
Short-term debt	3,560,488,641	12,710,213,398	1,962,118,836
Accounts payable	2,304,111,525	5,944,501,681	917,672,926
Due to related parties	17,049,103	2,062,965,953	318,467,065
Salary and welfare payable	525,157,105	1,196,691,839	184,737,386
Taxes payable	339,452,319	1,641,379,425	253,385,320
Advances from customers	3,937,477,522	5,955,827,306	919,421,301
Accrued liability for customer reward program	430,852,908	593,346,816	91,596,964
Other payables and accruals	1,600,113,658	3,561,167,650	549,749,552
Total current liabilities	12,714,702,781	33,666,094,068	5,197,149,350

Deferred tax liabilities, non-current	132,506,644	3,045,259,390	470,107,041
Long-term Debt	7,984,588,052	18,354,608,260	2,833,463,253
Other long-term Liabilities	—	91,702,261	14,156,390

Total liabilities	20,831,797,477	55,157,663,979	8,514,876,034

Commitments and contingencies (Note 21)

Shareholders’ equity
Share capital (US$0.01 par value; 175,000,000 shares authorized, 35,146,982 and 51,167,228 shares issued as of December 31, 2014 and 2015, respectively.)	3,085,272	4,121,245	636,211
Additional paid-in capital	4,828,021,816	37,991,678,952	5,864,904,590
Statutory reserves	134,098,747	168,940,969	26,079,992
Accumulated other comprehensive income	443,579,376	560,077,281	86,461,033
Retained earnings	5,726,024,997	8,198,838,659	1,265,682,587
Less: Treasury stock (3,323,262 and 3,577,357 shares as of December 31, 2014 and 2015, respectively.)	(1,605,630,913)	(2,372,927,372)	(366,316,863)
Total Ctrip.com International, Ltd. shareholders’ equity	9,529,179,295	44,550,729,734	6,877,447,550

Non-controlling interests	848,548,293	19,134,198,247	2,953,811,209

Total shareholders’ equity	10,377,727,588	63,684,927,981	9,831,258,759

Total liabilities and shareholders’ equity	31,209,525,065	118,842,591,960	18,346,134,793

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	Ordinary shares (US$0.01 par value)				Accumulated		Number		Total Ctrip.com International,
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	of Treasury	Treasury	Ltd. shareholders’	Non-controlling	Total shareholders’
	issued	value	capital	reserves	income/(loss)	earnings	stock	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB

Balance as of December 31, 2012	32,354,634	2,979,144	3,818,256,227	103,222,512	(58,778,675)	4,515,841,767	4,365,306	(1,891,888,900)	6,489,632,075	95,247,538	6,584,879,613
Issuance of common stock pursuant to share incentive plan	885,398	54,346	194,142,177	—	—	—	—	—	194,196,523	—	194,196,523
Share-based compensation	—	—	440,992,258	—	—	—	—	—	440,992,258	—	440,992,258
Appropriations to statutory reserves	—	—	—	15,226,718	—	(15,226,718)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(14,167,524)	—	—	—	(14,167,524)	—	(14,167,524)
Unrealized securities holding gains	—	—	—	—	445,580,779	—	—	—	445,580,779	—	445,580,779
Purchasing of Purchased Call Option	—	—	(842,694,944)	—	—	—	—	—	(842,694,944)	—	(842,694,944)
Sale of Issued Warrants	—	—	470,838,904	—	—	—	—	—	470,838,904	—	470,838,904
Early Termination of Call Option	—	—	70,270,919	—	—	—	—	—	70,270,919	—	70,270,919
Early Conversion of Convertible Notes	588,219	—	(63,288,632)	—	—	—	(588,219)	340,747,632	277,459,000	—	277,459,000
Net income / (loss)	—	—	—	—	—	998,319,684	—	—	998,319,684	(91,917,099)	906,402,585
Issuance of convertible preferred shares by a subsidiary	—	—	—	—	—	—	—	—	—	132,709,989	132,709,989
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	63,700,000	63,700,000
Acquisition of additional stake in subsidiaries	—	—	(32,143)	—	—	—	—	—	(32,143)	(50,000)	(82,143)
Balance as of December 31, 2013	33,828,251	3,033,490	4,088,484,766	118,449,230	372,634,580	5,498,934,733	3,777,087	(1,551,141,268)	8,530,395,531	199,690,428	8,730,085,959

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	Ordinary shares (US$0.01 par value)				Accumulated		Number		Total Ctrip.com International,
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	of Treasury	Treasury	Ltd. shareholders’	Non-controlling	Total shareholders’
	issued	value	capital	reserves	income/(loss)	earnings	stock	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB

Issuance of common stock pursuant to share incentive plan	835,042	51,483	221,534,465	—	—	—	—	—	221,585,948	—	221,585,948
Share-based compensation	—	—	496,643,489	—	—	—	—	—	496,643,489	—	496,643,489
Appropriations to statutory reserves	—	—	—	15,649,517	—	(15,649,517)	—	—	—	—	—
Repurchasing common stock	(392,306)	—	—	—	—	—	392,306	(446,155,147)	(446,155,147)	—	(446,155,147)
Foreign currency translation adjustments	—	—	—	—	(66,759,799)	—	—	—	(66,759,799)	—	(66,759,799)
Unrealized securities holding gains	—	—	—	—	137,704,595	—	—	—	137,704,595	—	137,704,595
Early Conversion of Convertible Notes	846,131	—	8,945,339	—	—	—	(846,131)	391,665,502	400,610,841	—	400,610,841
Net income / (loss)	—	—	—	—	—	242,739,781	—	—	242,739,781	(151,117,436)	91,622,345
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	(280,075)	(280,075)
Issuance of convertible preferred shares by a subsidiary	—	—	—	—	—	—	—	—	—	186,057,768	186,057,768
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	658,466,145	658,466,145
Acquisition of additional stake in subsidiaries	29,864	299	12,413,757	—	—	—	—	—	12,414,056	(44,268,537)	(31,854,481)
Balance as of December 31, 2014	35,146,982	3,085,272	4,828,021,816	134,098,747	443,579,376	5,726,024,997	3,323,262	(1,605,630,913)	9,529,179,295	848,548,293	10,377,727,588

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	Ordinary shares (US$0.01 par value)				Accumulated		Number		Total Ctrip.com International,
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	of Treasury	Treasury	Ltd. shareholders’	Non-controlling	Total shareholders’
	issued	value	capital	reserves	income/(loss)	earnings	stock	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Issuance of common stock pursuant to share incentive plan	777,846	48,673	207,980,247	—	—	—	—	—	208,028,920	—	208,028,920
Share-based compensation	—	—	642,596,474	—	—	—	—	—	642,596,474	—	642,596,474
Appropriations to statutory reserves	—	—	—	34,842,222	—	(34,842,222)	—	—	—	—	—
Repurchasing common stock	(498,561)	—	—	—	—	—	498,561	(872,290,891)	(872,290,891)	—	(872,290,891)
Foreign currency translation adjustments	—	—	—	—	(489,917,917)	—	—	—	(489,917,917)	—	(489,917,917)
Unrealized securities holding gains	—	—	—	—	606,415,822	—	—	—	606,415,822	—	606,415,822
Purchasing of Purchased Call Option	—	—	(805,504,000)	—	—	—	—	—	(805,504,000)	—	(805,504,000)
Sale of Issued Warrants	—	—	523,404,000	—	—	—	—	—	523,404,000	—	523,404,000
Early Conversion of Convertible Notes	244,466	—	13,979,289	—	—	—	(244,466)	104,994,432	118,973,721	—	118,973,721
Net income / (loss)	—	—	—	—	—	2,507,655,884	—	—	2,507,655,884	(108,260,637)	2,399,395,247
Disposal of shares of subsidiaries	—	—	15,824,133	—	—	—	—	—	15,824,133	(747,801,153)	(731,977,020)
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	966,486,957	966,486,957
Acquisition of additional stake in subsidiaries	—	—	(10,078,392)	—	—	—	—	—	(10,078,392)	(36,158,510)	(46,236,902)
Business combinations	15,468,816	985,530	32,540,379,845	—	—	—	—	—	32,541,365,375	18,211,383,297	50,752,748,672
Share issuance for the investments	27,679	1,770	35,075,540	—	—	—	—	—	35,077,310	—	35,077,310
Balance as of December 31, 2015	51,167,228	4,121,245	37,991,678,952	168,940,969	560,077,281	8,198,838,659	3,577,357	(2,372,927,372)	44,550,729,734	19,134,198,247	63,684,927,981

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	906,402,585	91,622,345	2,399,395,247	370,402,798
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	437,929,477	496,643,489	642,596,474	99,199,801
Equity in (income) / loss of affiliates	(56,146,814)	(187,191,141)	135,780,312	20,960,868
Gain on deconsolidation of subsidiaries	—	(789,193)	(2,294,451,702)	(354,202,307)
Loss from disposal of property, equipment and software	11,946,443	3,751,452	33,986,560	5,246,621
Gain on disposal of cost method investment	(4,014,829)	—	—	—
Loss from disposal of a subsidiary	—	1,529,046	—	—
Loss from impairment of long-term investment	—	33,000,000	—	—
Provision for doubtful accounts	2,842,681	11,737,580	32,080,786	4,952,420
Depreciation of property, equipment and software	110,494,928	173,786,973	255,966,352	39,514,396
Amortization of intangible assets and land use rights	10,545,854	8,334,028	60,247,658	9,300,635
Deferred income tax expenses/(benefits)	(35,871,972)	(97,573,997)	86,464,693	13,347,849
Changes in current assets and liabilities, net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions:
Increase in accounts receivable	(487,446,257)	(261,973,182)	(1,002,531,319)	(154,764,167)
(Increase)/Decrease in due from related parties	(12,363,165)	2,352,014	(81,376,345)	(12,562,343)
Increase in prepayments and other current assets	(398,015,862)	(1,218,273,146)	(2,224,053,491)	(343,334,696)
(Increase) /Decrease in long-term deposits	19,406,141	(27,406,657)	(381,458,105)	(58,886,984)
Increase in accounts payable	537,669,487	585,953,759	2,098,144,678	323,897,724
Increase in due to related parties	583,234	6,057,681	236,779,810	36,552,504
Increase in salary and welfare payable	25,720,555	259,440,083	271,783,211	41,956,098
Increase in taxes payable	98,025,837	23,797,376	281,472,256	43,451,829
Increase in advances from customers	1,001,717,032	1,469,414,155	2,056,500,006	317,468,895
Increase in accrued liability for customer reward program	67,120,782	146,183,973	162,493,908	25,084,737
Increase in other payables and accruals	216,281,215	438,207,218	278,988,927	43,068,474

Net cash provided by operating activities	2,452,827,352	1,958,603,856	3,048,809,916	470,655,152

Cash flows from investing activities:
Purchase of property, equipment and software	(651,765,217)	(4,788,676,371)	(638,133,430)	(98,510,826)
Cash paid for long-term investments	(965,421,399)	(2,078,378,807)	(4,232,366,913)	(653,364,865)
Cash paid for business combinations, net of cash acquired	(119,739,607)	(130,124,251)	4,112,960,205	634,931,643
Purchase of intangible assets	—	(9,000,000)	(20,000,000)	(3,087,468)
(Increase) /Decrease in restricted cash	31,954,414	(94,988,241)	(760,873,462)	(117,458,622)
Increase in short-term investments	(2,219,940,665)	(2,799,807,028)	(1,447,586,170)	(223,468,797)
Increase in long-term loan receivable	(178,584,102)	—	(872,200,000)	(140,000,000)
Cash repayment from in long-term receivables	—	496,368,000	872,200,000	140,000,000
Cash received from disposal of equity investment	4,209,926	—	—	—
Cash received from disposal of cost method investment	13,142,920	—	—	—
Cash received from disposal of available-for-sale investments	—	—	61,980,000	9,568,063
Cash received from deconsolidation of a subsidiary, net of cash disposed	—	45,569,216	(1,502,561,561)	(231,955,535)
Cash received from disposal of a subsidiary net of cash disposed	—	(7,373,416)	—	—

Net cash used in investing activities	(4,086,143,730)	(9,366,410,898)	(4,426,581,331)	(683,346,407)

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loans	321,120,713	2,325,694,972	644,411,544	99,480,000
Proceeds from exercise of share options	180,261,090	184,579,173	52,117,597	8,045,571
Repurchase of common stock	—	(446,155,147)	(872,290,891)	(134,658,509)
Cash paid for acquisition of additional stake in subsidiaries	(82,143)	(36,792,354)	(46,236,902)	(7,137,748)
Cash received from non-controlling investors	—	139,393,178	275,972,483	42,602,810
Proceeds from issuance convertible preferred shares by a subsidiary	132,709,989	186,475,640	725,512,513	111,999,832
Proceeds from issuance of senior convertible notes, net of issuance costs	4,723,511,720	3,069,000,000	14,736,200,000	2,274,877,273
Proceeds from sale of warrants	470,838,904	—	523,404,000	80,799,654
Purchase of Purchased Call Option	(842,694,944)	—	(805,504,000)	(124,348,390)
Cash inflow for Capped equity	264,745,135	—	—	—
Early Termination of Call Option	70,270,919	—	—	—
Convertible Notes early conversion	(4,706,419)	—	—	—

Net cash provided by financing activities	5,315,974,964	5,422,195,462	15,233,586,344	2,351,660,493

Effect of foreign exchange rate changes on cash and cash equivalents	34,153,266	148,154,565	58,971,946	9,103,700

Net increase (decrease) in cash and cash equivalents	3,716,811,852	(1,837,457,015)	13,914,786,875	2,148,072,938
Cash and cash equivalents, beginning of year	3,421,532,962	7,138,344,814	5,300,887,799	818,316,064
Cash and cash equivalents, end of year	7,138,344,814	5,300,887,799	19,215,674,674	2,966,389,002

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	271,482,184	261,734,551	243,828,898	37,640,696
Cash paid for interest, net of amounts capitalized	19,276,294	31,144,846	242,114,200	37,375,992

Supplemental schedule of non-cash investing and financing activities
Receivables incurred for disposal of investment	12,250,000	—	—	—
Conversion of convertible senior notes	—	400,610,842	118,973,720	18,366,377
Non-cash consideration paid for business acquisitions and investments	—	(169,784,697)	(32,590,874,841)	(5,031,164,105)
Accruals related to purchase of property, equipment and software	(37,038,698)	(258,632,797)	(48,486,734)	(7,485,062)
Share issuance for the investments	—	—	(35,077,310)	(5,415,004)
Unpaid cash consideration for business acquisitions (Note 2)	(23,773,221)	(306,966,884)	(110,302,844)	(17,027,825)

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

2.  PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

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

The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. Accordingly, the financial statements of the following VIEs and VIEs’ subsidiaries are consolidated into the Company’s financial statements since July 1, 2003 or their respective date of establishment/acquisition, whichever is later:

The following is a summary of the Company’s major VIEs and VIEs’ subsidiaries:

Name of VIE and VIEs’ subsidiaries	Date of establishment/acquisition

Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000
Beijing Ctrip International Travel Agency Co., Ltd. (“Beijing Ctrip”)	Acquired on January 15, 2002
Guangzhou Ctrip International Travel Agency Co., Ltd. (“Guangzhou Ctrip”)	Established on April 28, 2003
Shanghai Ctrip International Travel Agency Co., Ltd. (“Shanghai Ctrip” formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.)	Acquired on September 23, 2003
Shenzhen Ctrip Travel Agency Co., Ltd. (“Shenzhen Ctrip”)	Established on April 13, 2004
Ctrip Insurance Agency Co., Ltd. (“Ctrip Insurance”)	Established on July 25, 2011
Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (“Shanghai Huacheng” formerly Shanghai Huacheng Southwest Travel Agency Co., Ltd.)	Established on March 13, 2001
Chengdu Ctrip Travel Agency Co., Ltd. (“Chengdu Ctrip”)	Established on January 8, 2007
Chengdu Ctrip International Travel Agency Co., Ltd. (“Chengdu Ctrip International”)	Established on November 4, 2008
Qunar.com Beijing Information Technology Company Limited (“Qunar Beijing”)	Established on March 17, 2006

For the years ended December 31, 2013, 2014 and 2015, the Company is considered the primary beneficiary of a VIE or VIEs’ subsidiary and consolidated the VIE or VIEs’ subsidiary if the Company had variable interests, that will absorb the entity’s expected losses, receive the entity’s expected residual returns, or both.

Major variable interest entities and their subsidiaries

As of December 31, 2015, the Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs’ subsidiaries as stated in above. These VIEs and VIEs’ subsidiaries are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the People’s Republic of China (“PRC”) where foreign ownership is restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB30,000,000 as of December 31, 2015.

Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A senior officer of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip was RMB40,000,000 as of December 31, 2015.

Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip was RMB3,000,000 as of December 31, 2015.

Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. In September 2012, the Company purchased of the ownership interests from the unrelated minority shareholder and effected a simultaneous reduction of capital of Shanghai Ctrip. Upon completion of the above transactions, two senior officers of the Company hold 100% of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip was RMB10,050,000 as of December 31, 2015.

Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip was RMB2,500,000 as of December 31, 2015.

Ctrip Insurance is an insurance agency incorporated in Shanghai, the PRC. Ctrip Insurance was established in July 2011. Ctrip Insurance holds an insurance agency business license. Shanghai Ctrip Commerce and Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”) hold 100% of the equity interest in Ctrip Insurance. The registered capital of Ctrip Insurance was RMB50,000,000 as of December 31, 2015.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of December 31, 2015.

Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company holds 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB20,000,000 as of December 31, 2015.

Chengdu Ctrip International is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip International holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip International. The registered capital of Chengdu Ctrip International was RMB2,000,000 as of December 31, 2015.

Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various domestic and cross-border business licenses of Qunar. Two senior officers of the Company holds 100% of the equity interest in Qunar Beijing. The registered capital of Qunar Beijing was RMB1,000,000 as of December 31, 2015.

The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.

As of December 31, 2015, the Company has various agreements with its consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

Details of certain key agreements with the VIEs are as follows:

Powers of Attorney: Each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, signed an irrevocable power of attorney to appoint Ctrip Travel Network, or Ctrip Travel Information as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of the applicable consolidated affiliated Chinese entities. Each such power of attorney will remain effective as long as the applicable consolidated affiliated Chinese entity exists, and such shareholders of the applicable consolidated affiliated Chinese entities are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from us.

As of the date of this annual report, each of the shareholders of Qunar Beijing, Hui Cao and Hui Wang, also signed an irrevocable power of attorney authorizing an appointee of Beijing Qunar Software Technology Company Limited, or Qunar Software, to exercise, in a manner approved by Qunar, on such shareholder’s behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing’s articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder’s equity interest in Qunar Beijing. Each such power of attorney is effective until such time as such relevant shareholder ceases to hold any equity interest in Qunar Beijing. The terms of the power of attorney with respect to Qunar Beijing are otherwise substantially similar to the terms described in the foregoing paragraph.

Technical Consulting and Services Agreements: Ctrip Travel Information and Ctrip Travel Network each a wholly owned PRC subsidiary of ours, provide our consolidated affiliated Chinese entities, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, our consolidated affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2015, our consolidated affiliated Chinese entities paid Ctrip Computer Technology (before our restructuring of business lines and restatement of contractual arrangements in 2015) or Ctrip Travel Information (after our restructuring of business lines and restatement of contractual arrangements in 2015) and Ctrip Travel Network a quarterly fee based on the number of transportation tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB10 (US$1.5) to RMB11 (US$1.8) per ticket and from RMB54 (US$8.3) to RMB89 (US$13.8) per person per tour. Although the service fees are typically determined based on the number of transportation tickets sold and packaged tour products sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. The services fees paid by all of such consolidated affiliated Chinese entities as a percentage of their total net income were 105.9%, 109.4% and 107.1% for the years ended December 31, 2013, 2014 and 2015. Ctrip Travel Information or Ctrip Travel Network as appropriate, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable consolidated affiliate Chinese entity.

As of the date of this annual report, pursuant to the restated exclusive technical consulting and services agreement between Qunar Beijing and Qunar Software, Qunar Software provides Qunar Beijing with technical, marketing and management consulting services on an exclusive basis in exchange for service fee paid by Qunar Beijing based on a set formula defined in the agreement subject to adjustment by Qunar Software at its sole discretion. This agreement will remain in effect until terminated unilaterally by Qunar Software or mutually. The terms of this agreement are otherwise substantially similar to the terms described in the foregoing paragraph.

Share Pledge Agreements: The shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, have pledged their respective equity interests in the applicable consolidated affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such consolidated affiliated Chinese entities of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. In the event any of such consolidated affiliated Chinese entity breaches any of its obligations or any shareholder of such consolidated affiliated Chinese entities breaches his or her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests after the pledge is registered with the relevant local branch of SAIC, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the PRC citizen(s) designated by us. These share pledge agreements are effective until two years after the pledgor and the applicable consolidated affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.

As of the date of this annual report, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the relevant contractual arrangements mentioned herein. After the pledge is registered with the relevant local branch of SAIC, Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge, along with this agreement, will be effective  upon registration with the local branch of the SAIC, and will expire when all obligations under the relevant contractual arrangements have been satisfied or when each of Hui Cao and Hui Wang completes a transfer of equity interest and ceases to hold any equity interest in Qunar Beijing. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are otherwise substantially similar to the terms described in the foregoing paragraph.

Loan Agreements: Under the loan agreements we entered into with the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, we extended long-term business loans to these shareholders of our consolidated affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of such consolidated affiliated Chinese entities. These business loan amounts were injected into the applicable consolidated affiliated Chinese entities as capital and cannot be accessed for any personal uses. The loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our consolidated affiliated Chinese entities, as described in the following paragraph, and the loan agreements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

Exclusive Option Agreements: As consideration for our entering into the loan agreements described above, each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in the applicable consolidated affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the relevant consolidated affiliated Chinese entity. The purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of such consolidated affiliated Chinese entities pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the applicable consolidated affiliate Chinese entity.

Each of Hui Cao and Hui Wang also entered into equity option agreements with Qunar, Qunar Software and Qunar Beijing. These equity option agreements contain arrangements that are similar to that as described in the foregoing paragraph. This agreement will remain effective with respect to each of Qunar Beijing’s shareholders until all of the equity interest has been transferred or Qunar terminates the agreement unilaterally with 30 days’ prior written notice.

Our consolidated affiliated Chinese entities and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of our consolidated affiliated Chinese entities without our prior written consent. They also agree to accept our guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

In addition, we also enter into technical consulting and services agreements with our majority or wholly owned subsidiaries of some of the consolidated affiliated Chinese entities, such as Chengdu Ctrip International, and these subsidiaries pay us service fees based on the level of services provided. The existence of such technical consulting and services agreements provides us with the enhanced ability to transfer economic benefits of these majority or wholly owned subsidiaries of the consolidated affiliated Chinese entities to us in exchange for the services provided, and this is in addition to our existing ability to consolidate and extract the economic benefits of these majority or wholly owned subsidiaries of the consolidated affiliated Chinese entities. For instance, the consolidated affiliated Chinese entities may cause the economic benefits to be channeled to them in the form of dividends, which then may be further consolidated and absorbed by us through the contractual arrangements described above.

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

Summary financial information of the Group’s VIEs in the consolidated financial statements

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB516 million as of December 31, 2015. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Summary financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Total assets	13,495,852,174	22,188,424,951
Less: Inter-company receivables	(1,424,351,080)	(3,808,937,898)
Total assets excluding inter-company	12,071,501,094	18,379,487,053
Total liabilities	12,509,239,945	20,998,061,568
Less: Inter-company payables	(6,133,068,354)	(8,572,648,210)
Total liabilities excluding inter-company	6,376,171,591	12,425,413,358

As of December 31, 2014 and 2015, the VIEs’ assets mainly consisted of prepayments and other current assets (December 31, 2014: RMB2.0 billion, December 31, 2015: RMB4.1 billion), short-term investment (December 31, 2014: RMB3.1 billion, December 31, 2015: RMB 3.1 billion), cash and cash equivalent (December 31, 2014: RMB2.6 billion, December 31, 2015: RMB 2.8 billion), accounts receivables (December 31, 2014: RMB1.4 billion, December 31, 2015: RMB2.7 billion) and investments (non-current) (December 31, 2014: RMB1.6 billion, December 31, 2015: RMB2.4 billion). The inter-company receivables of RMB1.4 billion and RMB RMB3.8 billion as of December 31, 2014 and 2015 mainly represented the cash paid by a VIE to one of the Company’s WFOEs for treasury cash management purpose.

As of December 31, 2014 and 2015, the VIEs’ liabilities mainly consisted of advance from customers (December 31, 2014: RMB3.5 billion , December 31, 2015: RMB5.1 billion), accounts payable (December 31, 2014: RMB1.8 billion, December 31, 2015: RMB4.0 billion), other payables and accruals (December 31, 2014: RMB588 million, December 31, 2015: RMB2.1 billion), taxes payable (December 31, 2014: RMB45 million, December 31, 2015: RMB689 million) and salary and welfare payable (December 31, 2014: RMB195 million, December 31, 2015: RMB217 million). The inter-company payables as of December 31, 2014 and 2015 were RMB6.1 billion and RMB8.6 billion, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited (“Ctrip HK”), one of the Company’s wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIEs’ subsidiary and the service fees payable to the WFOEs under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries’ perspectives.

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Net revenues	3,137,211,893	4,138,380,618	6,384,556,234
Cost of revenues	904,328,902	1,252,538,920	1,983,511,461
Net income / (loss)	(74,463,933)	(87,193,139)	(73,523,163)

As aforementioned, the VIEs mainly conduct air-ticketing, travel agency, advertising and value-added telecommunication businesses. Revenues from VIEs accounted for around 59% of the Company’s total revenues in 2015. The air-ticketing and packaged-tour revenues continued to increase in 2015, primarily driven by the increase in the air-ticketing volume and leisure travel volume.

The VIEs’ net income before the deduction of the inter-company consulting fee charges were RMB1.3 billion, RMB1.1 billion and RMB1.0 billion for the years ended December 31, 2013, 2014 and 2015, respectively.

The amount of service fees paid by all the VIEs as a percentage of the VIEs’ total net income were 105.9%, 109.4%and 107.1% for the years ended December 31, 2013, 2014 and 2015, respectively.

The WFOEs are the sole and exclusive provider of technical consulting and related services and information services for the VIEs. Pursuant to the Exclusive Technical Consulting and Service Agreements, the VIEs pay service fees to the WFOEs based on the VIEs’ actual operating results. The WFOEs are entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs and VIEs’ subsidiaries to the WFOEs. The WFOEs did not request service fee payments of RMB286 million from Chengdu Ctrip and Chengdu Ctrip International during the year ended December 31 2012, primarily for tax planning purpose. From 2013, Chengdu Ctrip and Chengdu Ctrip International started to pay service fee to WFOEs, and the retained earnings of 2013, 2014 and 2015 have been transferred to the WFOEs, respectively. For remaining undistributed retained earnings, tax planning strategies are in place to support their enterprise income tax free treatment.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4778 on December 31, 2015, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2015, or at any other rate.

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

Short-term investments

Short-term investments represent the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets with maturities within one year. The Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in interest income of the consolidated statements of income and comprehensive income.

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

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	20-40 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	3-5 years
Furniture and fixtures	3-5 years
Software	3-5 years

Construction in progress is stated at cost. Construction in progress as of December 31, 2014 mainly refers to costs associated with the purchase of building in Shanghai Sky SOHO and construction of information and technology center in Chengdu before the buildings are put into service. All direct costs related to the new buildings are capitalized as construction in progress until it is substantially completed and available for use.

The Company recognized the disposal of Property, equipment and software in general and administrative expenses.

Investments

The Company investments include held to maturity investments, available-for-sale investments, equity method investments and cost method investments in certain publicly traded companies and privately-held companies.

The securities that the Company has positive intent and ability to hold to maturity are classified as held to maturity investments and stated at amortized cost. Cost method is used for investments over which the Company does not have the ability to exercise significant influence. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received. The Company applies equity method in accounting for its investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls and the investments are either common stock or in-substance common stocks. Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Company classifies its investments in debt and equity securities, that are not accounted for as cost or equity method investments, into one of three categories and accounts for these as follows: (i) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available-for-sale” and reported at fair value through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurement of financial instruments

Financial assets and liabilities of the Group primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, accounts receivable, due from related parties, available-for-sale investments, accounts payable, due to related parties, advances from customers, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2014 and 2015, except for long-term debts and available-for-sale investments, carrying values of these financial instruments approximated their fair values because of their generally short maturities. The Company reports available-for-sale investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. The Company disclosed the fair value of its long-term debts based on Level 2 inputs in Note 17.

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

Business combination

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. The Group applies ASC 805, “Business combinations”, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of income and comprehensive income.

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

Acquisitions

During the periods presented, the Company completed several transactions to acquire controlling shares to enrich its products and to expand business. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with purchasing similar assets and liabilities in similar industries. The amount excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill. The major acquisitions during the periods presented are as follows:

Qunar Cayman Islands Limited (“Qunar”)

In October 2015, the Company completed a share exchange transaction with Baidu, Inc. (“Baidu”), which was the principal shareholder of Qunar, upon completion of the exchange, the Company issued approximately 11.5 million ordinary shares, with the fair value of US$ 3.4 billion (RMB 21.7 billion) to Baidu in exchange for approximately 179 million Class A (There were 193 million outstanding Class A shares in Qunar) and 11 million Class B ordinary share of Qunar. The Class A and Class B represents 3 votes and 1 vote per share respectively, and Class A ordinary shares were converted into Class B ordinary shares upon transfer. After the transaction, Ctrip owned ordinary share of Qunar representing approximately 45% of Qunar’s aggregate voting interest and 48 % economic interest.

In connection with the transaction with Baidu, on December 10, 2015, the Company issued approximately 4 million ordinary shares to certain special purpose vehicles in exchange for approximately 66 million Class B ordinary shares of Qunar issued as equity incentives to Qunar’s employees.

Below is the summary of the fair value of acquisition cost for these acquisitions:

	RMB	US$
Fair value of previously held equity interest (1)	21,698,582,100	3,416,184,974
Consideration paid in December 2015	10,842,783,275	1,687,067,570
Total purchase cost	32,541,365,375	5,103,252,544

(1)         Which also represents fair value of purchase consideration for the initial 45% equity method investment in October 2015

Under U.S GAAP, as a result of the above transactions, the Company is deemed to be the beneficial owner of 256 million Class B ordinary shares of Qunar representing majority voting interest and therefore accounts for these transactions as step acquisitions of business combination. The previously held equity interest of Qunar from the exchange transaction with Baidu was accounted for using equity method until the Company’s consolidation of Qunar upon completion of the transaction with the Qunar shareholders in December 2015 when the business combination was completed. Between October and December the Company recognized an equity pick up loss from Qunar of RMB 2.4 billion (Note 8). On December 10th the date of the business combination, the Company recognized a gain from the re-measurement of its previously held equity interest to its fair value as measured at the fair value of the consideration paid in October with amount of RMB 2.4 billion and such gain was reported in “Equity in income/(loss) of affiliates of the statement of income and comprehensive income. The financial statements of Qunar are consolidated by the Company from December 31, 2015 on since the financial results of Qunar during the period from December 10 through December 31, 2015 were not material.

The preliminary allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. The fair value of non-controlling interest was measured based on the purchase price, taking into account a discount reflective of the non-controlling nature of the interest based on the market price of Qunar’s publically traded shares.

RMB
Cash and cash equivalents	5,169,733,816
Advance to suppliers	1,177,437,522
Prepayments and other current assets	3,075,154,225
Long-term investments	712,967,197
Fixed assets, net	232,085,350
Other non-current assets	127,412,235
Accounts payable	(1,584,668,322)
Taxes payable	(1,028,960,573)
Short-term debts	(3,301,856,678)
Accrued expenses and other current liabilities	(4,526,855,580)
Non-current liability	(93,019,969)
Non-controlling interests	(5,282,358)
Net assets of Qunar acquired	(45,853,135)
Identifiable intangible assets — trademark and domain	8,998,429,167
Identifiable intangible assets — technology and supplier network for new products*	948,347,023
Deferred tax liabilities	(2,489,866,400)
Non-controlling interests	(17,850,614,771)
Goodwill	42,980,923,491
Total purchase consideration	32,541,365,375

The newly identifiable intangible assets of Qunar primarily consist of trademark and domain, technology and supplier network for new products. The trademark and domain are indefinite-lived intangible assets. The estimated fair value of the amortizable intangible assets (technology and supplier network for new products) is expected to amortised on a straight-line basis over a weighted average period of 5.2 years.

The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2014 and 2015, as if the business combination had occurred on January 1, 2014, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually took place on the beginning of the periods presented, and may not be indicative of future operating results.

In thousands	2014	2015
	RMB	RMB
Pro-forma net revenues	8,917,279	14,812,533
Pro-forma net loss	(1,889,396)	(5,086,934)

A technology company focusing on hotel customer reviews

In November 2013 and October 2014, the Company consummated the acquisition of the entire equity shares in a technology company focusing on hotel customer reviews through step acquisitions with the total purchase consideration of RMB 240 million which included cash consideration of RMB 110 million and the previsouly held 35% non-controlling interest with the fair value of RMB 130 million. The cash consideration was paid in 2015. The Company also recognized a gain from the re-measurement of its previously held equity interest to the fair value of RMB100 million in 2014.  Such gain was reported in other income in the company’s previously presented financial statements. In 2015, the Company decided to report the gain from re-measurement of previously held equity interests in the step acquisitions in “Equity in income/(loss) of affiliates in the statement of income and comprehensive income as a better reflection of those transactions and the comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

The financial results of the acquired company have been included in the Company’s consolidated financial statements since the date the Company obtained control in October 2014 and were not significant to the Company for the year ended December 31, 2014. The final allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows, which includes a measurement period adjustment in 2015 to increase the intangible assets and deferred tax liabilities with a decrease to goodwill of RMB 33 million as compared with the preliminary purchase price allocation in 2014.

RMB
Net assets	2,134,170
Identifiable intangible assets — System, brand and customer relationship	44,752,000
Deferred tax liabilities	(11,188,000)
Goodwill	333,320,722
Fair value of previously held equity interest	(129,360,000)
Total purchase consideration	239,658,892

An offline travel agency

In December, 2014, the Company completed the transaction to acquire approximately 43% equity stake and obtained majority voting power of an offline travel agency. The purchase consideration is approximately RMB308 million (US$50 million). The total unpaid consideration amounted to RMB 196 million as of December31, 2014 has been paid in 2015. The financial results of the acquired entity have been included in the Company’s consolidated financial statements since the acquisition date. The final allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows which includes a measurement period adjustment in 2015 to decrease the consideration and goodwill by RMB 1 million:

RMB
Net assets (including the cash acquired of RMB142 million)	164,411,042
Identifiable intangible assets — customer relationship	67,000,000
Identifiable intangible assets — trademark	174,800,000
Deferred tax liabilities	(60,450,000)
Non-controlling interests	(370,656,000)
Goodwill	331,615,519
Total purchase consideration	306,720,561

The identifiable intangible assets primarily consist of trademark and customer relationship. The trademark is indefinite-lived intangible assets. The fair value of the customer relationship is amortized on a straight-line basis over 5 years.

Travelfusion Limited (“Travelfusion”)

In January, 2015, the Company acquired 70% equity interest of Travelfusion. Travelfusion is a UK-based leading online Low Cost Carrier (LCC) travel content aggregator and innovator of Direct Connect global distribution solutions.

The purchase consideration is RMB721 million (GBP75.6 million). The results of Travelfusion have been included in the consolidated financial statements of the Company since the acquisition date. As of December 31, 2015, the total unpaid cash consideration was RMB 41 million and will be paid in 2016. On the acquisition date, the preliminary allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. The non-controlling interest represents the fair value of the 30% equity interest not held by the Company:

RMB
Net assets	36,936,493
Identifiable intangible assets — trademark and domain	78,058,071
Identifiable intangible assets — Business relationship	261,146,660
Identifiable intangible assets — IT Platform	5,051,377
Deferred tax liabilities	(72,293,783)
Non-controlling interests	(275,995,802)
Goodwill	687,633,024
Total purchase consideration	720,536,040

The identifiable intangible assets primarily consist of trademark and domain, business relationship and IT Platform. The trademark and domain are indefinite-lived intangible assets. The fair values of the business relationship and IT Platform are amortized on a straight-line basis over 10 years and 5 years, respectively.

Online trip package service provider

In January, 2014, the Company acquired 51% controlling interest of an online trip package service provider. The purchase consideration is RMB139 million (US$23 million). The results of the acquired entity’s operations have been included in the consolidated financial statements of the Company since the acquisition date. The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. The non-controlling interest represents the fair value of the 49% equity interest not held by the Company:

RMB
Net assets	13,176,760
Identifiable intangible assets — trademark and domain	61,564,134
Deferred tax liabilities	(9,234,620)
Non-controlling interests	(134,009,200)
Goodwill	207,981,890
Total purchase consideration	139,478,964

B2B hotel reservation company

In August, 2013, the Company acquired a B2B hotel reservation company with the purchase consideration of RMB47 million (US$8 million). The financial results of the acquired entity have been included in the Company’s consolidated financial statements since the acquisition date.

Hotel Wholesaler

In August, 2013, the Company acquired a wholesaler operated hotel reservation and air ticketing services. The purchase consideration is HK$125 million (US$16 million).

For the years ended December 31, 2013, 2014 and 2015, other than the business combination of Qunar, the financial results and the pro forma revenues and net earnings of above mentioned acquisitions were not considered as significant to the Group under Rule 3-05 of Regulation S-X and ASC 805 respectively, either individually or in aggregate.

Other than the acquisitions disclosed above, none of other acquisition incurred during the periods presented is material to our businesses or financial results. As of December 31, 2015, the total unpaid consideration for the other acquisitions were RMB 69 million.

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

As of December 31, 2015, the step one analysis performed indicated that the fair value of the Company’s reporting units was substantially greater than the respective carrying value. There was no impairment of goodwill during the years ended December 31, 2013, 2014 and 2015. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology and business relationship as of December 31, 2014 and 2015. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2014 and 2015. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

The Company reviews intangible assets with indefinite lives annually for impairment.

No impairment on other intangible assets was recognized for the years ended December 31, 2013, 2014 and 2015.

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

Accrued liability for customer reward program

The Group’s end users participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2014, and 2015, the Group’s accrued liability for its customer reward program amounted to RMB431 million and RMB593 million, respectively, based on the estimated liabilities under the customer reward program. Our expenses for the customer rewards program were approximately RMB203million, RMB355 million and RMB399 million for the years ended December 31, 2013, 2014 and 2015.

Deferred revenue

The Group has the coupon program, through which the Group provides coupons for end users who book selected hotels online through website. The end users who use the coupons receive credits in their virtual cash accounts upon check-out from the hotels and reviews for hotels submitted. The end users may redeem the amount of credits in their virtual cash account in cash, voucher, or mobile phone credit. The Group accounts for the estimated cost of future usage of coupons as contra-revenue or sales and marketing expenses in the consolidated statements.

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

Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and the VIEs are subject to business tax and VAT and related surcharges on the provision of taxable services in the PRC, which include hotel reservation and ticketing services provided to end users. In the statements of income and comprehensive income, business tax and related surcharges are deducted from revenues to arrive at net revenues.

The Group presents majority of its revenues on a net basis. Revenues are recognized at gross amounts received from customers in cases where the Group undertakes the majority of the business risks and acts as principal related to the services provided. The amount of revenues recognized at gross basis was immaterial during the years ended December 31, 2013, 2014 and 2015, respectively.

Effective August 1, 2013, pursuant to Circular Caishui 2013 No. 37 released by the Ministry of Finance of China, entities within transportation service and selected modern service industries will switch from a business tax payer to a VAT payer.

Accommodation reservation services

The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transaction and service platform. Commissions from hotel reservation services rendered are recognized after the end users have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where the end users have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Group, generally, does not assume inventory risks and has no obligations for cancelled hotel reservations.

Transportation ticketing services

Transportation ticketing services revenues mainly represent revenues from tickets reservations and other related services. The Group receives commissions from travel suppliers for ticketing services through the Group’s transaction and service platform under various services agreements. Commissions from ticketing services rendered are recognized after tickets are issued. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not assume inventory risks and has no obligations for cancelled ticket reservations. Loss due to obligations for cancelled ticket reservations is minimal in the past.

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

Jointwisdom, a subsidiary of the Company, conducts sale of PMS and related maintenance service. The sale of PMS is recognized upon customer acceptance. Maintenance service is recognized ratably over the term of the maintenance contract on a straight-line basis.

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

	2013	2014	2015
	RMB	RMB	RMB
Balance at beginning of year	4,351,963	5,896,903	14,707,184
Provision for doubtful accounts	2,842,681	11,737,580	32,080,786
Write-offs	(1,297,741)	(2,927,299)	(8,550,312)
Balance at end of period	5,896,903	14,707,184	38,237,658

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

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB538 million, RMB1.2 billion and RMB1.8 billion for the years ended December 31, 2013, 2014 and 2015 respectively, are charged to the statements of income as incurred.

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

Share incentive plans

On November 5, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2014 and 2015, 386,310 and 179,453 options were outstanding under the 2005 Option Plan respectively.

On October 17, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options and Restricted Share Units (“RSU”)), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years. The Company granted 1,472,449 and 625,006 new shares options to employees with 4 year requisite service period for years ended December 31, 2014 and 2015, respectively. RSUs granted under 2007 Incentive Plan have a restricted period for 4 years. As of December 31, 2014 and 2015, 4,585,868 and 4,826,008 options and 1,058,608 and 865,408 RSUs were outstanding under the 2007 Incentive Plan.

A summary of option activity under the share incentive plans

The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2012	3,919,535	64.81	5.14	57,772,345
Granted	945,106	79.70
Exercised	(660,459)	48.05
Forfeited	(73,450)	91.75
Outstanding at December 31, 2013	4,130,732	70.42	4.99	528,988,489
Granted	1,472,449	172.56
Exercised	(573,351)	62.52
Forfeited	(57,652)	117.63
Outstanding at December 31, 2014	4,972,178	101.03	5.17	405,399,251
Granted	625,006	247.91
Exercised	(506,163)	65.65
Forfeited	(85,560)	156.32
Outstanding at December 31, 2015	5,005,461	122.00	4.77	1,244,544,670
Vested and expect to vest at December 31, 2015	4,817,960	120.31	4.71	1,206,083,858
Exercisable at December 31, 2015	2,661,689	83.69	3.39	763,784,521

The Company’s current practice is to issue new shares to satisfy share option exercises.

The expected-to-vest options are the result of applying the pre-vesting forfeiture rate assumptions of 8% to total unvested options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$371 as of December 31, 2015 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2015.

The total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 were US$99million US$148 million and US$178 million, respectively.

The following table summarizes information related to outstanding and exercisable options as of December 31, 2015 (in US$, except shares):

	Outstanding			Exercisable
Range of Exercise Prices	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
35.00-44.99	842,593	38.02	1.10	842,593	38.02	1.10
45.00-58.99	200	58.39	0.00	200	58.39	0.00
59.00-77.99	1,183,878	77.03	5.01	621,952	76.17	4.97
78.00-96.99	571,277	91.31	3.25	454,764	92.17	3.00
97.00-129.99	390,344	105.36	3.68	390,344	105.36	3.68
130.00-259.99	2,017,169	195.40	6.80	351,836	171.34	6.24
	5,005,461			2,661,689

The weighted average fair value of options granted during the years ended December 31, 2013, 2014 and 2015 was US$38.40, US$78.10 and US$109.93 per share, respectively.

As of December 31, 2015, there was US$137 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.6 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB180,261,090, RMB184,579,173 and RMB52,117,597 for the year ended December 31, 2013, 2014 and 2015, respectively. The transfer agent was engaged by the Company to collect the exercise proceeds and remitted on regular basis and these amounts were presented as receivable from financial institution in Note 3.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the years ended December 31, 2013, 2014 and 2015:

	2013	2014	2015
Risk-free interest rate	0.69%-0.87%	1.66%-1.75%	1.35%-1.59%
Expected life (years)	5.0	5.0	5.0
Expected dividend yield	0%	0%	0%
Volatility	56%	49%-52%	49%-50%
Fair value of options at grant date per share	from US$37.96 to US$39.69	from US$74.98 to US$109.57	from US$105.16 to US$112.76

A summary of RSUs activities under the share incentive plans

The Company granted 259,365, 761,514 and 229,603 RSUs to employees with 4 year requisite service period for the years ended December 31, 2013, 2014 and 2015, respectively. In additional, pursuant to the Replacement mentioned above, another 475,343 RSUs replaced the 1,901,372 options initially granted under the 2007 incentive plan.

The following table summarized the Company’s RSUs activities under all incentive plans (in US$, except shares):

	Number of Shares	Weighted average grant date fair value(US$)
Restricted shares
Unvested at December 31, 2012	646,301	101.30
Granted	259,365	79.23
Vested	(224,939)	118.54
Forfeited	(57,303)	85.40
Unvested at December 31, 2013	623,424	83.60
Granted	761,514	185.40
Vested	(261,692)	86.82
Forfeited	(64,638)	148.02
Unvested at December 31, 2014	1,058,608	158.55
Granted	229,603	249.31
Vested	(271,683)	129.21
Forfeited	(151,120)	181.47
Unvested at December 31, 2015	865,408	185.17

Total share-based compensation cost for the RSUs amounted to US$13.2million, US$32.3 million and US$48.6 million for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, there was US$133 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 2.2 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

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

The Company applies ASC 740, “Income Taxes”. It clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Other income (net)

Other income consists of gain on deconsolidation of subsidiaries, financial subsidies, investment income and foreign exchange gains/(losses). Financial subsidies from local PRC government authorities were recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authorities. Financial subsidies are recognized as other income when received. Components of other income for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013	2014	2015
	RMB	RMB	RMB
Gain on deconsolidation of subsidiaries (Note 8)	—	789,193	2,294,451,702
Subsidy income	119,697,248	132,094,928	199,418,778
Dividends from a cost method investment	—	39,036,138	—
Bank charges	(18,940,474)	(49,713,255)	(61,150,707)
Foreign exchange gains/(losses)	32,523,857	(55,930,392)	12,638,982
Reimbursement from the depository	17,507,842	—	11,582,882
Loss from impairment of long-term investment (Note 9)	—	(33,000,000)	—
Gain on disposal of cost method investment	4,014,829		—
Loss on disposal of a subsidiary	—	(1,529,046)	—
Others	7,726,330	12,073,069	24,038,193
Total	162,529,632	43,820,635	2,480,979,830

Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve can be stopped if such reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and Jointwisdom, the subsidiaries of the Company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. Additionally, ezTravel, the Company’s subsidiary incorporated in Taiwan, is also required to allocate 10% of its after-tax profit to the statutory reserve in accordance with the Taiwan regulations. There is no such regulation of providing statutory reserve in Hong Kong. During the years ended December 31, 2013, 2014, and 2015, appropriations to statutory reserves have been made of approximately RMB15.2 million, RMB15.6 million, and RMB34.8 million, respectively.

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As substantially all of the Company’s revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund the Company’s business activities outside China or to make dividend payments in U.S. dollars. Restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB2.6 billion as of December 31, 2015.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2013, 2014 and 2015 were RMB4.6 billion, RMB5.0 billion and RMB7.2 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.

Effective January 1, 2008, current CIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax.

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

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure. If changes in common stock resulting from stock dividends, stock splits, or reverse stock splits occur after the close of the period but before the financial statements are issued or are available to be issued, the per-share computations for those and any prior-period financial statements presented are be based on the new number of shares.

Effective December 1, 2015, the Company effected a change of the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.

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

Segment reporting

The Company operates and manages its business as a single segment. Resources are allocated and performance is assessed by the CEO, whom is determined to be the Chief Operating Decision Maker (CODM). Since the Company operates in one reportable segment, all financial segment and product information required by this statement can be found in the consolidated financial statements.

The Company primarily generates its revenues from customers in Great China Area, and assets of the Company are also located in Great China Area. Accordingly, no geographical segments are presented.

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard will require the Company to separate performance obligations within a contract, determine total transaction costs, and ultimately allocate the transaction costs across the established performance obligations. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers” (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 will become effective for the Company beginning in fiscal 2018 under either full or modified retrospective adoption, with early adoption permitted as of the original effective date of ASU 2014-09. The Company is currently assessing the potential effects of these changes on the Company’s consolidated financial statements.

In February 2015, the FASB issued the ASU 2015-02, “Amendments to the Consolidation Analysis”.  The objective of issuing the amendments in this Update is to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this Update are an improvement to current US GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest.  The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this Update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The Company plans to apply this standard beginning in 2016 and does not expect this guidance to have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued the ASU 2015-05, ‘‘Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement’’. The Board issued the amendments in this Update as part of its Simplification Initiative. The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of the financial statements. Existing GAAP does not include explicit guidance about a customer’s accounting for fees paid in a cloud computing arrangement. The amendments in this Update provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance will not change GAAP for a customer’s accounting for service contracts. In addition, the guidance in this Update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. For public business entities, the Board decided that the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendments will be effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. Early adoption is permitted for all entities. An entity can elect to adopt the amendments either (1) prospectively to all arrangements entered into or materially modified after the effective date or (2) retrospectively. For prospective transition, the only disclosure requirements at transition are the nature of and reason for the change in accounting principle, the transition method, and a qualitative description of the financial statement line items affected by the change. For retrospective transition, the disclosure requirements at transition include the requirements for prospective transition and quantitative information about the effects of the accounting change. The Company plans to apply this standard beginning in 2016 and does not expect this guidance to have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued the ASU No. 2015-03—Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which changes the presentation of debt issuance costs in financial statements. Under ASU 2015-03, an entity will present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. In August 2015, the FASB issued the ASU No. 2015-15—Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”), which incorporates the SEC staff’s announcement that clarifies the exclusion of line-of-credit arrangements from the scope of ASU 2015-03. The ASU clarifies that debt issuance costs related to line-of-credit arrangements can be deferred and presented as an asset that is subsequently amortized over the time of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 is effective retrospectively for interim and annual periods beginning after December 15, 2015. The Company has determined and elected to early adopt the guidance and applied retrospectively to the prior period presented in its consolidated financial statements.  See Note 17 “Long-Term Debt”.

In September 2015, the FASB issued the ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The Company has elected to early adopt the guidance from the year ended December 31, 2015.

In November 2015, the FASB issued the ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes.  The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position.  The amendments in this Update apply to all entities that present a classified statement of financial position.  The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update.  For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted.  The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented.  If an entity applies the guidance prospectively, the entity should disclose in the first interim and first annual period of change, the nature of and reason for the change in accounting principle and a statement that prior periods were not retrospectively adjusted.  If an entity applies the guidance retrospectively, the entity should disclose in the first interim and first annual period of change the nature of and reason for the change in accounting principle and quantitative information about the effects of the accounting change on prior periods. The Company has determined and elected to early adopt the guidance to its consolidated financial statements starting December 31, 2015, prospectively.  See Note 15 “Taxation”.

In January, 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This accounting standard retains the current accounting for classifying and measuring investments in debt securities and loans, but requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. This guidance also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby estimated fair value may be measured at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. This revised guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February, 2016, the FASB issued ASU No. 2016-02, Leases. This accounting standard requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP.  The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In March, 2016, the FASB issued ASU No. 2016-06, Contingent Put and Call Options in Debt Instruments.  The amendments in this Update apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The Amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts, which is one of the criteria for bifurcating an embedded derivative.  An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks.  The amendments are an improvement to GAAP because they eliminate diversity in practice in assessing embedded contingent call (put) options in debt instruments. For public companies, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. An entity should apply the amendments in this Update on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-07, Simplifying the Transition to the Equity Method of Accounting.  The amendments in this Update eliminate the requirement that when an investment qualified for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held.  The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previous held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting.  Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method.  The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016.  The amendments should be applied prospectively upon their effective date to increase in the level of ownership interest or degree of influence that result in the adoption of the equity method.  Earlier application is permitted. The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2013, 2014 and 2015, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2013, 2014 and 2015. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2014 and 2015.

3.  PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2014 and 2015 were as follows:

	2014	2015
	RMB	RMB
Prepayments and deposits to vendors	2,277,055,303	5,527,802,541
Employee advances	24,041,438	453,304,997
Prepaid expenses	27,226,997	262,797,329
Receivables from financial institution	65,310,413	221,221,736
Interest receivable	39,436,993	71,558,995
Others	36,636,191	213,280,229
Total	2,469,707,335	6,749,965,827

4.  LONG-TERM DEPOSITS AND PREPAYMENTS

The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies and hotel suppliers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.

Components of long-term deposit and prepayments as of December 31, 2014 and 2015 were as follows:

	2014	2015
	RMB	RMB
Deposits paid to airline suppliers	128,845,051	141,890,707
Prepayments for purchase of long lived assets	—	120,699,207
Deposits paid to hotel suppliers	42,495,335	118,851,829
Deposits paid to lessor	16,165,551	40,360,900
Deposits paid to travel bureau	1,387,812	2,586,292
Others	36,375,314	62,397,033
Total	225,269,063	486,785,968

5.  LONG-TERM LOAN RECEIVABLE

In 2013, the Company entered into a loan agreement with Felicity Investment Holdings Limited (“Felicity”) for a total amount of approximately US$29.5 million with a 5% compounded annual interest rate. The balance of the loan and the compounded accrued interests will be received at the end of the 5 year term of the loan. The loan receivable is fully collateralized with shares of a subsidiary of Felicity. As of December 31, 2014 and 2015, the balance of the loan and the compounded accrued interests was approximately US$31 million and US$33 million respectively. In 2015, the Company provided a loan facility with the total amount of US$ 300 million to another subsidiary of Felicity. During the year ended December 31, 2015, US$ 140 million (RMB 872 million) of the facility had been drawn down and repaid. As of December 31, 2015, the unused loan facility is US$ 160 million, which can be drawn down from June 2016 with term of 2 years from the drawn down date with 5% annual interest rate.

In April, 2015, the Company entered into a loan agreement with eHi for a total amount of RMB300 million with 3 year term. The annual interest rate of the loan is 6.9% and will be received at the end of every quarter. As of December 31, 2015, the balance of the loan and the accrued interests was approximately RMB304 million.

6.  LAND USE RIGHTS

The Company’s land use rights are related to the payment to acquire three land use rights, the first one is at total cost of approximately RMB68 million for approximately 17,000 square meters of land in Shanghai, on which the Group has built an information and technology center. The second one was acquired at RMB49 million for approximately 19,500 square meters of land in Nantong, which was put into use in May, 2010. The third one was RMB10 million for approximately 9,000 square meters of land in Chengdu, on which the Group has built an information and technology center of West China. According to land use right policy in the PRC, the Company has a 50-year use right over the land in Shanghai, a 40-year use right over the land in Nantong, and a 50-year use right over the land in Chengdu, which are used as the basis for amortization, respectively. Amortization expense for the years ended December 31, 2013, 2014 and 2015 was approximately RMB3.2million, RMB2.9 million and RMB2.2 million, respectively. As of December 31, 2014 and 2015, the net book value was RMB104,568,868 and RMB102,328,181, respectively.

7.  PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2014 and 2015 were as follows:

	2014	2015
	RMB	RMB
Buildings	1,928,090,705	5,048,349,531
Computer equipment	350,022,706	534,734,639
Website-related equipment	246,791,832	377,457,565
Furniture and fixtures	86,013,103	125,609,830
Software	76,484,726	101,444,245
Leasehold improvements	51,638,809	129,401,013
Construction in progress	3,014,154,910	11,231,274
Less: accumulated depreciation and amortization	(532,570,330)	(772,268,598)
Total net book value	5,220,626,461	5,555,959,499

In 2014, the Company entered into an agreement to acquire building in Shanghai Sky SOHO. All direct costs of the building in Sky SOHO were originally capitalized as construction in progress. In 2015, the building was put into use.

Depreciation expense for the years ended December 31, 2013, 2014 and 2015 was RMB110 million, RMB174 million and RMB256 million, respectively.

8.  INVESTMENTS

The Company’s long-term investments are consisted of the follows:

	2014	2015
	RMB	RMB

Held to maturity investment
Long-term time deposit	—	1,020,425,292

Available-for-sale investments
Tujia	—	2,876,749,196
LY.com	1,547,844,523	1,745,309,616
Hanting	898,828,511	1,116,231,309
eHi	535,024,052	793,869,127
Easy Go	627,905,501	527,301,676
Tuniu	216,690,294	430,659,093
Others	207,514,062	316,742,816

Equity method investments
eLong	—	2,632,145,397
Homeinns	902,964,928	961,773,378
Others	169,902,835	461,048,432

Cost method investments	212,081,741	988,268,166

Total net book value	5,318,756,447	13,870,523,498

Held to maturity investment

In September 2015, the Company placed a three-year time deposit of RMB 1 billion to a domestic bank with fixed interest rate of 3.90% per annum.

Available-for-sale investments

Tujia

Tujia was a consolidated subsidiary of the Company. In July, 2015, after Series D+ financing of Tujia, the equity interest of the Company was diluted to 45% and the Company was no longer entitled to appoint the majority of the board of directors of Tujia. As a result, the Company lost the control in Tujia and the financial position and results of operations of Tujia was deconsolidated. A gain of RMB 2.3 billion (approximately US$ 350 million) is recognized in the Other Income (Note 2) for the deconsolidation of Tujia on the deconsolidation date when the investment in Tujia was re-measured at its fair value which was determined by management with the assistance of an independent appraisal using Level 3 inputs. As of December 31, 2015, the Company held 101,498,094 convertible and redeemable preferred shares of Tujia. The convertible and redeemable preferred shares that the Company subscribed from Tujia are not in substance common stocks and are classified as available-for-sale investment.

LY.com

In April, 2014, the Company purchased a minority stake of LY.com, a leading local attraction ticket service provider, with a cash consideration of approximately RMB1.4 billion. According to the purchase agreement and shareholders arrangement, the investment on LY.com is considered not in substance common stock and is classified as available-for-sale investments. As of December 31 2015, the Company remeasured the investment in LY.com at a fair value of RMB1.7 billion (approximately US$269 million), with RMB0.3 billion unrealized gain recorded in other comprehensive income.

Hanting

As a result of a series of investments on Hanting in 2010, the Company holds an aggregate of 22,049,446 shares of Hanting, representing approximately 9% of Hanting’s total outstanding shares with the aggregated investment cost of US$67.5 million (approximately RMB0.5 billion). The Company does not have the ability to exercise significant influence and the investment in Hanting is classified as available-for-sale investment. As of December 31 2015, the closing price of Hanting was US$31.26 per ADS. The Company remeasured the investment in Hanting at a fair value of RMB1.1 billion (approximately US$172 million), with RMB0.7 billion unrealized gain recorded in other comprehensive income.

eHi

As a result of a series of investments on eHi since 2013, the Company has held an aggregate equity interest of approximately 14% of eHi’s total outstanding share and 19.6% of eHi’s voting power as of December 31, 2015 with the aggregated investment cost of US$107 million (approximately RMB0.7 billion). The Company does not have the ability to exercise significant influence and the investment in eHi is classified as available-for-sale investment. As of December 31 2015, the closing price of eHi was US$12.59 per ADS. The Company remeasured the investment in eHi at a fair value of RMB794 million (approximately US$123 million), with RMB0.1 billion unrealized gain recorded in other comprehensive income.

Tuniu

The Company held an aggregate equity interest of approximately 4% of Tuniu as of December 31, 2015 with the aggregated investment cost of US$ 50 million (approximately RMB0.3 billion). The Company does not have the ability to exercise significant influence and the investment in Tuniu is classified as available-for-sale investment. As of December 31 2015, the closing price of Tuniu was US$15.98 per ADS. The Company remeasured the investment in Tuniu at a fair value of RMB431 million (approximately US$66 million), with RMB0.1 billion unrealized gain recorded in other comprehensive income.

Easy Go

In December 2013 and August 2014, the Company subscribed Easy Go’s Series B and Series C convertible preferred shares with a total consideration of US$53 million (approximately RMB 324 million). The convertible preferred shares that the Company subscribed from Easy Go are not in substance common stocks and are classified as available-for-sale investment. As of December 31 2015, the Company remeasured the investment in Easy Go at a fair value of RMB527 million (approximately US$81 million), with RMB0.2 billion unrealized gain recorded in other comprehensive income.

Other-than-temporary impairment

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. In 2014, the Company recorded an other than temporary investment impairment charge of RMB33 million in “Other Income (net)” for Dining Secretary, an available-for-sale investment based on the difference of its fair value and cost. There is no other-than-temporary impairment charge incurred in 2015 and 2013.

Equity method investments

Qunar

As disclosed in Note 2 “Acquisition”, the Company accounted for the business acquisition of Qunar as step acquisitions. The previously held 48% equity interest of Qunar from the exchange transaction with Baidu was accounted for using equity method until the Company’s consolidation of Qunar, upon obtaining majority voting interest.

In 2015, the Company recognized the share of cumulative loss of Qunar before beginning to consolidate with amount of RMB2.4 billion, which primarily included the share based compensation charges recognized by Qunar during the period, The Company subsequently recognized a gain from the re-measurement of aforementioned previously held 48% equity interest of Qunar to its fair value on December 10, 2015, the date of the business combination with amount of RMB2.4 billion, which included currency translation impact of RMB 0.4 billion (Note 2) and included such amount in equity in income/(loss) on affiliates. The Company determined to report the gain from re-measurement for the previously held 48% equity interest in the same line item of the statement of income and comprehensive income in which the equity pick-up of Qunar’s results of operations is presented.

The carrying amount and unrealized securities holding profit for investment in Qunar before the business combination as follows:

2015
RMB
Investment cost	21,698,582,100
Foreign currency translation	430,780,926
Total investment cost	22,129,363,026

Value booked under equity method
Share of cumulative loss	(2,352,388,839)
Amortization of outside difference, net of tax	(25,849,397)
Carrying value of the investment at the date prior to the consolidation	19,751,124,790

eLong

In May 2015, the Company entered into a share purchase agreement with certain selling shareholders, including Expedia, Inc. (“Expedia”), to acquire approximately 38% share capital of eLong, Inc. (“eLong”). The total consideration was approximately USD422 million. The Company has one out of eight board seats of eLong. The Company applies the equity method to account for the investment starting June 2015.

The Company applied equity accounting for eLong investment on one quarter lag basis since the financial statements of eLong were not available within a sufficient time period.

The carrying amount and unrealized securities holding profit for investment in eLong during the year was as follows:

2015
RMB
Investment cost	2,615,954,303
Foreign currency translation	116,898,432
Total investment cost	2,732,852,735

Value booked under equity method
Share of cumulative loss	(98,560,550)
Amortization of outside difference, net of tax	(2,146,788)
Total booked value under equity method.	(100,707,338)

Net book value as of December 31, 2015	2,632,145,397

In 2015, among the share of cumulative loss of eLong, the Company recognized the loss as a result of the equity dilution impact in eLong with amount of RMB 13 million in “Equity in income/(loss) of affiliates” of the Comprehensive income statement.

Homeinns

The Company holds an aggregate equity interest of approximately 15% of the outstanding shares of Homeinns (or 14,400,765 shares). Given the level of investment and the common directors on Board of both companies, the Company applied equity method of accounting to account for the investment in Homeinns.

The Company applied equity accounting for Homeinns investment on one quarter lag basis since the financial statements of Homeinns were not available within a sufficient time period.

The carrying amount and unrealized securities holding profit for investment in Homeinns as of December 31, 2014 and 2015 were as follows:

	2014	2015
	RMB	RMB
Investment cost
Balance at beginning of year	554,626,285	568,679,251
Foreign currency translation	14,052,966	16,547,456
Total investment cost	568,679,251	585,226,707

Value booked under equity method
Share of cumulative profit	357,085,613	403,234,118
Amortization of outside difference, net of tax	(22,799,936)	(26,687,447)
Total booked value under equity method.	334,285,677	376,546,671

Net book value	902,964,928	961,773,378

In 2015, among the share of cumulative profit of Hominns, the Company recognized gain as a result of the equity dilution impact in Homeinns with amount of RMB 5 million in “Equity in income/(loss) of affiliates” of the Comprehensive income statement.

Other than Qunar, all other equity method investments are not considered individually material. And in an aggregate basis, the Company summarizes the unaudited condensed financial information of the Company’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X.

	Year ended December 31,
	2013	2014	2015
	Equity investments	Equity investments	Qunar	Other equity investments
Operating data:
Revenue	6,209,097,961	6,667,675,419	841,814,520	7,069,224,177
Gross profit	995,803,159	1,280,767,842	537,240,212	1,581,396,551
Income/(loss) from operations	454,747,888	646,012,004	(4,792,664,736)	(20,961,158)
Net income/(loss)	190,462,888	446,181,771	(4,917,200,749)	(189,461,030)
Net income/(loss) attributable to our equity method investments companies	29,135,272	66,427,909	(2,352,388,839)	(127,465,948)
Add: Equity dilution impact	26,418,800	20,577,432	—	(8,314,364)
Add: Gain/(loss) from disposal of equity investments, including the remeasurement gain/(loss) from previously held equity investments in step acquisitions	592,742	100,185,800	2,352,388,839	—
Equity in income/(loss) of affiliates	56,146,814	187,191,141	—	(135,780,312)

	As of December 31,
	2013	2014	2015
Balance sheet data:
Current assets	1,633,265,014	1,383,806,709	9,433,080,372	4,091,410,052
Long-term assets	7,760,394,239	9,377,157,121	1,072,464,782	10,102,034,376
Current liabilities.	1,790,122,457	1,771,565,291	10,442,341,153	4,043,523,264
Long-term liabilities.	3,292,033,000	3,549,170,630	93,019,969	466,730,372
Non-controlling interests.	19,429,000	15,188,000	5,282,358	76,928,317

Cost method investments

Cost method is used for investments over which the Company does not have the ability to exercise significant influence. The carrying value of cost method investments was RMB 212 million and RMB 1 billion as of December 31, 2014 and 2015 respectively. None of these investments individually is considered as material to the Group’s financial position.

9. FAIR VALUE MEASUREMENT

In accordance with ASC 820-10, the Company measures financial products, time deposits and available-for-sale investments at fair value on a recurring basis. Available-for-sale investments classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC). Financial products and time deposits classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2015 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2015
	RMB	RMB	RMB	RMB	US$
Financial products	—	7,937,009,389	—	7,937,009,389	1,225,263,112
Time deposits	—	1,153,526,819	—	1,153,526,819	178,073,855
Available-for-sale investments
Tujia	—	—	2,876,749,196	2,876,749,196	444,093,550
LY.com	—	—	1,745,309,616	1,745,309,616	269,429,377
Hanting	1,116,231,309	—	—	1,116,231,309	172,316,421
eHi	793,869,127	—	—	793,869,127	122,552,275
Easy Go	—	—	527,301,676	527,301,676	81,401,352
Tuniu	430,659,093	—	—	430,659,093	66,482,308
Others	—	—	316,742,816	316,742,816	48,896,665
Total	2,340,759,529	9,090,536,208	5,466,103,304	16,897,399,041	2,608,508,915

	Fair Value Measurement at December 31, 2014 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2014
	RMB	RMB	RMB	RMB	US$
Financial products	—	5,990,483,880	—	5,990,483,880	965,490,746
Time deposits	—	448,370,707	—	448,370,707	72,264,240
Available-for-sale investments
LY.com	—	—	1,547,844,523	1,547,844,523	249,467,254
Hanting	898,828,511	—	—	898,828,511	144,864,860
Easy Go	—	—	627,905,501	627,905,501	101,199,997
eHi	535,024,052	—	—	535,024,052	86,230,225
Tuniu	216,690,294	—	—	216,690,294	34,924,136
Others	—	—	207,514,062	207,514,062	33,445,195
Total	1,650,542,857	6,438,854,587	2,383,264,086	10,472,661,530	1,687,886,653

The roll forward of major Level 3 investments are as following:

	Tujia	LY.com	Easy Go	Others
	RMB	RMB	RMB	RMB
Fair value of Level 3 investment as at December 31, 2013	—	—	143,904,165	93,600,692
Addition	—	1,414,285,714	184,377,000	142,425,000
Effect of exchange rate change	—	—	4,833,800	7,330,044
Other than temporary impairment				(33,000,000)
The change in fair value of the investment	—	133,558,809	294,790,536	(2,841,674)
Fair value of Level 3 investment as at December 31, 2014	—	1,547,844,523	627,905,501	207,514,062
Addition	2,784,302,479	—	—	94,928,814
Effect of exchange rate change	53,534,169	—	13,372,961	7,103,210
The change in fair value of the investment	38,912,548	197,465,093	(113,976,786)	7,196,730
Fair value of Level 3 investment as at December 31, 2015	2,876,749,196	1,745,309,616	527,301,676	316,742,816

Fair value of Level 3 investments as at December 31, 2015 (US$)	444,093,550	269,429,377	81,401,352	48,896,665

The Company determined the fair value of their investment by using an income approach concluding on the overall investee’s equity value and allocating this value to the various classes of preferred and common shares by using an option-pricing method. The determination of the fair value was assisted by independent appraisals, based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs used in the valuation are as following:

Unobservable Input	Tujia	LY.com	Easy Go	Others
Weighted average cost of capital	17%	17%	12%	17 - 25%
Terminal growth rate	3%	3%	3%	3%
Lack of marketability discount	30%	35%	20%	9 - 30%
Time to liquidation	4 years	4 years	2 years	0.58 - 3.29 years
Risk-free rate	2.21%	2.21%	1.65%	1.45 - 2.60%
Expected volatility	42.8%	50.4%	38.75%	33.07 - 62.72%
Probability	Liquidation scenario: 10% Redemption scenario: 10% IPO scenario: 80%	Liquidation scenario: 70% IPO scenario: 30%	Liquidation scenario: 55% Redemption scenario: 45% Conversion scenario: 5%	Liquidation scenario: 40% - 50% Redemption scenario: 40% - 50% Conversion scenario: 0 - 20%
Dividend yield	Nil	Nil	Nil	Nil

10.  GOODWILL

Goodwill, which is not tax deductible, represents the synergy effects of the business combinations. The changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2015 were as follows:

	2014	2015
	RMB	RMB

Balance at beginning of year	972,531,184	1,892,507,708
Acquisition of Qunar (Note 2)	—	42,980,923,491
Acquisition of Travelfusion (Note 2)	—	687,633,024
Acquisition of an offline travel agency in 2014 and measurement period adjustment in 2015 (Note 2)	330,669,958	945,561
Acquisition of a technology company focusing on hotel customer reviews in 2014 and measurement period adjustment in 2015 (Note 2)	366,884,722	(33,564,000)
Acquisition of an online trip package service provider (Note 2)	207,981,890	—
Others	14,439,954	161,995,119
Balance at end of period.	1,892,507,708	45,690,440,903

Goodwill arose from the business combination completed in the years ended December 31, 2015 has been allocated to the single reporting unit of the Group. For the years ended December 31, 2013, 2014 and 2015, the Company did not have goodwill impairment. As of December 31, 2015, there had not been accumulated goodwill impairment provided.

11.  INTANGIBLE ASSETS

Intangible assets as of December 31, 2014 and 2015 were as follows:

	2014	2015
	RMB	RMB
Intangible asset
Intangible assets to be amortized
Business Relationship (Representing the relationship with the travel service providers and other business partners)	27,780,000	878,529,857
Technology	9,240,000	447,515,717
Customer relationship	85,642,578	96,942,578
Non-compete agreements	11,479,610	11,479,610
Cross-border travel agency license	1,117,277	1,117,277
Others	790,000	17,990,000
Intangible assets not subject to amortization
Trade mark	551,381,191	9,631,703,672
Golf membership certificate	4,200,000	4,200,000
Others	17,783,205	17,736,321
	709,413,861	11,107,215,032
Less: accumulated amortization
Intangible assets to be amortized
Business Relationship	(5,956,333)	(34,848,999)
Technology	(9,240,000)	(15,566,396)
Customer relationship	(13,247,103)	(31,250,912)
Non-compete agreements	(11,479,610)	(11,479,610)
Cross-border travel agency license	(1,117,277)	(1,117,277)
Others	(171,167)	(5,036,667)
	(41,211,490)	(99,299,861)
Net book value
Intangible assets to be amortized
Business Relationship	21,823,667	843,680,858
Technology	—	431,949,321
Customer relationship	72,395,475	65,691,666
Non-compete agreements	—	—
Cross-border travel agency license	—	—
Others	618,833	12,953,333
Intangible assets not subject to amortization
Trade mark	551,381,191	9,631,703,672
Golf membership certificate	4,200,000	4,200,000
Others	17,783,205	17,736,321
	668,202,371	11,007,915,171

Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Company amortizes its finite-lived intangible assets using the straight-line method:

Customer relationship	3-10 years
Business Relationship	10 years
Technology	5-6 years
Non-compete agreements	5 years
Cross-border travel agency license	8 years

Amortization expense for the years ended December 31, 2013, 2014 and 2015 was approximately RMB7 million, RMB5 million and RMB58 million respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows:

Amortization
RMB

2016	238,630,057
2017	238,630,057
2018	238,630,057
2019	234,972,057
2020	233,773,558
1,184,635,786

12.  SHORT-TERM DEBT

	2014	2015
	RMB	RMB
Short-term borrowings	3,132,061,011	4,544,819,828
2017 and 2018 Convertible Senior Notes (Note 17)	428,427,630	5,507,036,892
Qunar CB (Note 16)	—	2,658,356,678
Total	3,560,488,641	12,710,213,398

As of December 31, 2015, the Group obtained two borrowings of RMB165 million (US$25.4 million) in aggregate collateralized by a short-term investment of RMB67 million and a bank deposit of RMB20 million as restricted cash. The annual interest rate of borrowings is approximately 1.8%.

As of December 31, 2015, the Group obtained three borrowings of RMB1.2 billion (US$179.7 million) in aggregate collateralized by short-term investment of RMB1.2 billion and bank deposits of RMB100 million as restricted cash. The annual interest rate of borrowings is approximately 1.6%.

As of December 31, 2015, the Group obtained one borrowings of RMB364 million (US$56.3 million) in aggregate collateralized by bank deposits of RMB380 million classified as restricted cash. The annual interest rate of borrowings is approximately 1.4%.

As of December 31, 2015, the Group obtained one borrowings of RMB381 million (US$58.8 million) in aggregate collateralized by short-term investment of RMB75 million. The annual interest rate of borrowings is approximately 2.1%.

As of December 31, 2015, the Group obtained three borrowings of RMB1.0 billion (US$157 million) in aggregate collateralized by short-term investment of RMB442 million. The annual interest rate of borrowings is approximately 1.6%.

As of December 31, 2015, the Group obtained three borrowings of RMB809.7 million (US$125 million) in aggregate collateralized by bank deposits of RMB58 million classified as restricted cash. The annual interest rate of borrowings is approximately 2.0%.

As of December 31, 2015, the Group obtained one borrowings of RMB643.5 million (US$99 million) in aggregate collateralized by bank deposits of RMB650 million classified as restricted cash. The annual interest rate of borrowings is approximately 1.6%.

The short-term borrowing contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2014 and 2015.

13.  RELATED PARTY TRANSACTIONS AND BALANCES

During the years ended December 31, 2013, 2014 and 2015 significant related party transactions were as follows:

	2013	2014	2015
	RMB	RMB	RMB
Commissions from Homeinns (a)	38,709,984	38,139,325	34,556,539
Commissions from Hanting (a)	17,127,847	19,234,632	17,740,390
Commissions from eLong (a)	—	—	7,191,870
Commissions from Tujia (a)	—	—	5,967,489
Commissions from Baidu	—	—	4,717,422
Entrusted loan and interest to a technology company focusing on hotel customer reviews (b)	13,374,109	694,577	—
Shareholders’ loan and interest to Skyseas (c)	—	505,955,950	15,826,363
Commissions to eLong (d)		—	9,532,316
Commissions to LY.com (d)	—	76,093,733	75,297,659
Online marketing service from Baidu (e)	—	—	89,244,042
Purchase of tour package from Ananda Travel Service (Aust.) Pty Limited (“Ananda”) (f)	32,738,333	27,197,283	11,351,388

(a)         Homeinns, Hanting, eLong and Tujia have entered into agreements with the Company, respectively, to provide hotel rooms for our customers. The transactions above represent the commissions earned from these related parties.

(b)         In September 2013, the Company entered into agreements with a technology company focusing on hotel customer reviews to provide entrusted loan of RMB13 million. The entrusted loan has a one-year maturity period.

The balance of entrusted loan together with the interest to the technology company focusing on hotel customer reviews for the year ended December 31, 2013 and December 31, 2014 are presented as above.

(c)          In 2014, the Company provided shareholder’s loan of US$80 million to Skyseas. The interest rate is 3% per annum currently and shall be subject to annual review and adjustment with mutual consent. The loan is guaranteed by a vessel mortgage and shall be paid back by installments through 2020. The balance of the loan together with the interest for the year ended December 31, 2014 and the interest for the year ended December 31, 2015 is presented as above.

(d)         The Company entered into agreements to provide hotel rooms to eLong and LY.com. Commissions to LY.com presented above starting from April 1, 2014 to December 31, 2015. Commissions to eLong starting from June 1, 2015 to December 31, 2015 are presented as above.

(e)          The Company and its online marketing service supplier, Baidu, which is also the major shareholder of the Company, have entered into marketing service agreements. Marketing service expense starting from November, 2015 to December 31, 2015 is presented as above.

(f)           The Company’s tour package supplier, Ananda is an affiliate of Wing On Travel. Tour package purchase from Ananda for the years ended December 31, 2013, 2014 and 2015 is presented as above.

As of December 31, 2014 and 2015, significant balances with related parties were as follows:

	2014	2015
	RMB	RMB
Due from related parties, current:
Due from Baidu (a)		788,860,421
Due from Skyseas	—	56,727,885
Due from LY.com		33,051,263
Due from eLong		34,515,489
Due from Hanting	6,402,931	8,825,089
Due from Homeinns	4,166,006	6,856,120
Due from Tujia	—	2,955,191
Due from others	—	30,000,000
	10,568,937	961,791,458

Due from related parties, non-current:
Due from Skyseas	505,955,950	543,911,586
Due from Hanting	4,083,334	—
	510,039,284	543,911,586

Due to related parties, current:
Due to Baidu(b)	—	1,891,209,753
Due to eLong	—	165,436,171
Due to LY.com	10,250,334	2,709,193
Due to Ananda	5,798,769	2,523,692
Due to Hanting	1,000,000	1,087,144
	17,049,103	2,062,965,953

(a)         On October 27, 2015, the Company granted a loan amounting to RMB650 million (US$100 million) to Baidu Holdings. The loan bore an interest at 1.00% with a repayment term of 12 months. The company received the repayment in March, 2016.

(b)         On February 27, 2014, Qunar entered into a US$300,000,000 revolving credit facility agreement with Baidu. The three-year credit facility bears no commitment fee. Any drawdown bears interest at a rate of 90% of the benchmark lending rate published by the People’s Bank of China and shall be repaid within three years from the drawdown date. Qunar is allowed to repay its outstanding debt obligation at maturity either by cash or by issuance of Class B shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date. On March 12 and May 4, 2015, Qunar drew down RMB507 million (US$78 million) and RMB627 million (US$97 million) respectively, pursuant to the revolving credit facility agreement. In March 2016, the company repaid these loans and the facility agreement was terminated.

In addition, On October 26, 2015, Qunar was granted a loan amounting to RMB640 million (US$99 million) from Baidu Times. The loan bore an interest at 4.14% with a repayment term of 12 months. The Company repaid the loan in March, 2016.

On June 1, 2015, Qunar and Baidu entered into a business cooperation agreement, under which Baidu agreed to grant the Company an exclusive right to integrate its hotel information and products into the personal computer and mobile versions of Baidu Maps. The Company will display location-based hotel data through the Baidu Maps interface. Users can click on the displayed hotels to view hotels and to complete bookings. Qunar pays Baidu cash amount at a certain percentage of gross revenue the Company earns in exchange for the services Baidu provides to the Company. This agreement will expire in May 2016 subject to renewal negotiation between both parties.

14.  EMPLOYEE BENEFITS

The Group’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, unemployment insurance and pension benefits. The PRC subsidiaries and the VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB441 million, RMB725 million and RMB961 million for the years ended December 31, 2013, 2014 and 2015 respectively.

15.  TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries incorporated in the Hong Kong are subject to Hong Kong Profits Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

Taiwan

The Company’s consolidated entities registered in the Taiwan are subject to Taiwan Enterprise Income Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Taiwan income tax laws. The applicable tax rate is 17% in Taiwan.

The PRC

The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.

The PRC CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments are granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a High and New Technology Enterprise (“HNTE”). Being qualified as HNTE, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network are entitled to a preferential EIT rate of 15% from 2015 to 2017 and JointWisdom is entitled to a preferential EIT rate of 15% from 2015 to 2017.

In 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% preferential tax rate from 2012 to 2015 as qualified as Enterprises falling within the Catalog of Encouraged Industries in the Western Region (“Old Catalog”). In 2013, Chengdu Information Technology Co., Ltd. (“Chengdu Information”) obtained approval from local tax authorities to apply the 15% tax rate from 2013 to 2016. In 2014, a new Catalog of Encouraged Industries in the Western Region (“New Catalog”) has been released. Under the “New Catalog”, the subsidiary may apply the 15% rate for CIT filing upon agreement by the in-charge tax authorities.

Pursuant to the PRC CIT Law, all foreign invested enterprises in the PRC are subject to the withholding tax for their earnings generated after January 1, 2008. The Company expects to indefinitely reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no deferred tax liability was provided on the outside basis difference from undistributed earnings after January 1, 2008.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013	2014	2015
	RMB	RMB	RMB
Current income tax expense	329,612,294	228,395,153	383,723,730
Deferred tax (benefit)/expense	(35,871,972)	(97,573,997)	86,464,693
Income tax expense	293,740,322	130,821,156	470,188,423

Income tax expense was RMB470 million (US$73 million) in the year ended December 31, 2015, increase from RMB131 million in the year ended 2014. The effective income tax rate in year ended December 31, 2015 was 16%, as compared to 97% in the year ended 2014, mainly due to in 2014, the Company recognized a significant valuation allowance against certain deferred tax assets due to increase in tax losses generated from certain subsidiaries that are not expected to be recovered.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31, 2013, 2014 and 2015 were as follows:

	2013	2014	2015
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries with referential tax rates	(15)%	(98)%	(5)%
Gain on deconsolidation of a subsidiary with a withholding tax rate of 10% versus the statutory CIT rate	—	—	(11)%
Non-deductible expenses incurred	11%	106%	6%
Change in valuation allowance	5%	64%	1%
Effective CIT rate	26%	97%	16%

Significant components of deferred tax assets and liabilities:

	2014	2015
	RMB	RMB
Deferred tax assets:
Loss carry forward	200,151,440	—
Accrued liability for customer reward related programs	82,762,839	—
Accrued staff salary	74,414,938	—
Accrued expenses	17,182,481
Others	2,441,168	—
Less: Valuation allowance of deferred tax assets	(183,449,500)	—
Total deferred tax assets, current	193,503,366	—

Deferred tax assets, non-current:
Accrued expenses	—	109,784,998
Loss carry forward	—	78,771,363
Accrued liability for customer reward related programs	—	114,965,397
Accrued staff salary	—	110,263,508
Others	—	23,038,753
Less: Valuation allowance of deferred tax assets	—	(31,489,450)
Total deferred tax assets, non-current	—	405,334,569

Deferred tax liabilities, non-current:
Recognition of intangible assets arise from business combinations	(132,506,644)	(3,045,259,390)

Net deferred tax assets/(liabilities)	60,996,722	(2,639,924,821)

On November 20, 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This accounting standard requires deferred tax assets and liabilities, along with related valuation allowances, to be classified as noncurrent on the balance sheet. As a result, each tax jurisdiction will now only have one net noncurrent deferred tax asset or liability. The new guidance does not change the existing requirement that prohibits offsetting deferred tax liabilities from one jurisdiction against deferred tax assets of another jurisdiction. The Company elected to early-adopt this guidance in 2015 prospectively.

Movement of valuation allowances:

	2013	2014	2015
	RMB	RMB	RMB
Balance at beginning of year	37,852,274	86,735,795	183,449,500
Current year additions	48,883,521	96,713,705	31,590,648
Deconsolidation of Tujia	—	—	(183,550,698)
Balance at end of year	86,735,795	183,449,500	31,489,450

As of December 31, 2014 and 2015, valuation allowance of RMB183 million and RMB31 million was mainly provided for operating loss carry forwards related to certain subsidiary based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

As of December 31, 2015, the Group had net operating tax loss carry forwards amounted to RMB227 million which will expire from 2016 to 2019 if not used.

The provisions for income taxes for the years ended December 31, 2013, 2014 and 2015 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain subsidiaries and VIEs of the Company as well as the the gain on deconsolidation of a subsidiary with was subject to a lower withholding tax rate of 10%.

The following table sets forth the effect of preferential tax on China operations:

	2013	2014	2015
	RMB	RMB	RMB
Tax holiday effect	146,321,156	85,036,934	162,896,542
Basic net income per ADS effect	1.11	0.62	1.08
Diluted net income per ADS effect	0.96	0.56	0.86

Qunar, one of the Company’s subsidiaries acts as an agent for its air travel facilitating services including aviation insurance policies (the “Aviation Insurance Arrangements”), Qunar, like Ctrip  presents revenues from such transactions on a net basis. Under the current PRC CIT Laws and regulations, Qunar’s existing business arrangement more likely than not will subject Qunar to income taxes on a gross basis for the Aviation Insurance Arrangements. The difference between the net revenue and the gross revenue is considered as deemed revenue for additional income taxes. The associated income tax expense is calculated by applying the applicable tax rate to the deemed revenue amount and includes the late payment interest based on the applicable tax rules. The majority of the liabilities for unrecognized tax benefits represent tax positions taken with respect to deemed revenue. The unrecognized tax benefits are recorded in other current liabilities. It is possible that the amount accrued will change in the next 12 months, however, an estimate of the range of the possible change cannot be made at this time.

16.  OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2014 and 2015 were as follows:

	2014	2015
	RMB	RMB
Accrued operating expenses	528,143,100	1,385,818,397
Payable for Qunar CB holders (a)	—	1,233,185,395
Deposits received from suppliers and packaged-tour users	92,500,850	373,423,895
Payable for acquisition	306,966,884	125,377,844
Deposit for special bonus program (b)	80,799,443	92,206,022
Due to employees for stock option proceeds received on their behalf	23,992,381	88,083,814
Interest payable	32,931,518	84,604,548
Accruals for property and equipment	258,632,797	53,582,762
Deferred revenue	198,874,547	18,235,219
Others	77,272,138	106,649,754
Total	1,600,113,658	3,561,167,650

(a)         In June 2015, Qunar issued US$ 500 million, 2% interest rate convertible senior notes due 2021 (the “Qunar CB”) to several institutional investors (the “CB Holders”). The Qunar CB included a Make-Whole provision, where the CB Holders are granted a right to convert the Qunar CB into Qunar’s ADS at an increased conversion rate (the “Make-Whole Rate”) or request redemption at an equivalent dollar amount in the event of certain fundamental changes of Qunar, including change in shareholding over 10%. In October 2015, Ctrip obtained 45% equity interest of Qunar from Baidu which triggered the Make-Whole provision. In December 2015, Ctrip entered into the agreements with the CB Holders to settle all the outstanding Qunar CB in the consideration equal to the value of Qunar ADS as if were converted at the Make-Whole Rate. The total consideration included cash and the ordinary shares of Ctrip with the aggregated amount of RMB3.9 billion. Such liability of Qunar CB is considered as assumed liability at the Company for Qunar and was charged in pre-acquisition of Qunar. The settlement was paid in January 2016.

(b)         In September, 2014, the Company established a special bonus program. Under this program, the Company provides the bonus units to the selected employees and the employees are required to provide deposit to participate such program. The bonus is calculated based on certain agreed-upon performance merits and is paid together with the deposit. As of December 31, 2015, the Company recognized the employees deposit of RMB92 million in other payable.

17.       LONG-TERM DEBT

	2014	2015
	RMB	RMB
2018 1.25% Convertible Senior Notes	4,963,680,000	—
2020 1% Convertible Senior Notes	—	4,534,460,000
2025 1.99% Convertible Senior Notes	—	2,591,120,000
Priceline 1% Convertible 2019 Notes	3,102,300,000	3,238,900,000
Priceline 1% Convertible 2020 Notes	—	1,619,450,000
Priceline 2% Convertible 2025 Notes	—	3,238,900,000
Hillhouse 2% Convertible 2025 Notes	—	3,238,900,000
Less: Debt issuance cost	(81,391,948)	(107,121,740)
Total	7,984,588,052	18,354,608,260

As a result of adopting the new guidance related to the presentation of debt issuance costs (see Note 2), the Company’s consolidated balance sheet as of December 31, 2014 has been retrospectively adjusted to reduce long-term debt by RMB 81 million, reduce long term deposit and prepayment by RMB 81 million.

As of December 31, 2015, the fair value of the Company’s long term notes, based on Level 2 inputs, was US$2.9 billion (RMB18.5 billion).

Description of 2017 Convertible Senior Notes

On September 24, 2012, the Company issued US$180 million in aggregate principle amount of 0.5% Convertible Senior Notes due September 15, 2017 (the “2017 Notes”) at par. The 2017 Notes may be converted, under certain circumstances, based on an initial conversion rate of 51.7116 American depository shares (“ADS”) per US$1,000 principal amount of the 2017 Notes (which represents an initial conversion price of US$19.34 per ADS).

The net proceeds to the Company from the issuance of the 2017 Notes were US$175 million. The Company pays cash interest at an annual rate of 0.5% on the 2017 Notes, payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2013. Debt issuance costs were US$5.4 million and are being amortized to interest expense to the first put date of the 2017 Notes (September 15, 2015).

The 2017 Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the 2017 Notes, (2) equal in right of payment to any of the Company’s future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company’s subsidiaries and their other liabilities (including trade payables).

Concurrently with the issuance of the 2017 Notes, the Company purchased a call option (“Purchased Call Option”) and sold warrants (“Sold Warrants”). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the 2017 Notes and to increase the initial conversion price to US$26.37 per ADS. Each of these components is discussed separately below:

Purchase Call Option

Counterparty agreed to sell to the Company up to approximately 9.3 million shares of the Company’s ADS, which is the number of ADS initially issuable upon conversion of the 2017 Notes in full, at a price of US$19.34 per ADS. The Purchased Call Option will be settled by the counterparty in ADSs and will terminate upon the maturity date of the 2017 Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the 2017 Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the 2017 Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company’s stock price, 3) the volatility of the Company’s stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

Sold Warrants

The Company received US$26.6 million from the same counterparty from the sale of warrants to purchase up to approximately 9.3 million shares of the Company’s ADS at an exercise price of US$26.37 per ADS. The warrants had an expected life of 5 years and expire on September 15, 2017. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2015, the warrants had not been exercised and remained outstanding.

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

Evaluation that transactions should be viewed as a single unit:

In accordance with ASC 815-10-15, the Company concluded that the offering of the 2017 Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the 2017 Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the 2017 Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the 2017 Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

The Company has accounted for the 2017 Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the 2017 Notes is measured by the cash received. As of December 31, 2015, RMB325 million (US$50 million) is reclassified as short-term debt to present the 2017 Notes may be redeemed within one year (Note 12).

The key terms of the 2017 Notes are as follows:

Redemption

Contingent redemption option

The 2017 Notes are not redeemable prior to the maturity date of September 15, 2017, except as described below. The holders of the 2017 Notes (the “Holders”) have a non-contingent option to require the Company to repurchase for cash all or any portion of their 2017 Notes on September 15, 2015. The repurchase price will equal 100% of the principal amount of the 2017 Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the 2017 Notes at a purchase price equal to 100% of the principal amount of the 2017 Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the 2017 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the 2017 Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the 2017 Notes holder would recover all of their initial investment. Additionally, since the 2017 Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return.

Non-contingent redemption option

On September 15, 2015 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan’s principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

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

Conversion

The Holders may convert their 2017 Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$19.34 per ADS, at any time prior to the maturity date of September 15, 2017. Upon conversion of the 2017 Notes, the Company will deliver shares of the Company’s ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its 2017 Notes in connection with such make-whole fundamental change.

In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the 2017 Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.

Early conversion of 2017 Convertible Senior Notes

The Company offered the public tranche of the 2017 Notes holders to convert their 2017 Notes early, through an inducement. The inducement we offered included the original term’s ratio for ADS conversion plus a cash incentive of 1.5%-2.0%. As a result of the inducement, for year ended December 31, 2014 and 2015, US$65.5 million and US$18.9 million of the 2017 Notes was tendered, respectively, or 3.4 million ADS and 1 million ADS at the initial conversion rate of 51.7116 ADS per note, respectively. These conversions did not materially impact the current shares outstanding.

Early termination of Call Option

The above early conversion of 2017 Convertible Senior Notes also resulted in an early termination of a call option we entered into during 2012, of which the Company has received US$ 11.6 million from this early termination.

Description of 2018 Convertible Senior Notes

On October 17, 2013, the Company issued US$800 million in aggregate principle amount of 1.25% Convertible Senior 2018 Notes due October 15, 2018 (the “2018 Notes”) at par. The 2018 Notes may be converted, under certain circumstances, based on an initial conversion rate of 12.7568 American depository shares (“ADS”) per US$1,000 principal amount of the 2018 Notes (which represents an initial conversion price of US$78.39 per ADS).

The net proceeds to the Company from the issuance of the 2018 Notes were US$780 million. The Company pays cash interest at an annual rate of 1.25% on the 2018 Notes, payable semi-annually in arrears on April 15 and October 15 of each year, beginning April 15, 2014. Debt issuance costs were US$19.6 million and are being amortized to interest expense to the maturity date of the 2018 Notes (October 15, 2018).

The 2018 Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the 2018 Notes, (2) equal in right of payment to any of the Company’s future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company’s subsidiaries and their other liabilities (including trade payables).

Concurrently with the issuance of the 2018 Notes, the Company purchased a call option (“Purchased Call Option”) and sold warrants (“Sold Warrants”). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the 2018 Notes and to increase the initial conversion price to US$96.27 per ADS. Each of these components is discussed separately below:

Purchase Call Option

Counterparty agreed to sell to the Company up to approximately 10.2 million shares of the Company’s ADS, which is the number of ADS initially issuable upon conversion of the 2018 Notes in full, at a price of US$78.39 per ADS. The Purchased Call Option will be settled in ADSs and will terminate upon the maturity date of the 2018 Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the 2018 Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the 2018 Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company’s stock price, 3) the volatility of the Company’s stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

Sold Warrants

The Company received US$77.2 million from the same counterparty from the sale of warrants to purchase up to approximately 10.2 million shares of the Company’s ADS at an exercise price of US$96.27 per ADS. The warrants had an expected life of 5 years and expire on October 15, 2018. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2015, the warrants had not been exercised and remained outstanding.

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

Evaluation that transactions should be viewed as a single unit:

In accordance with ASC 815-10-15, the Company concluded that the offering of the 2018 Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the 2018 Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the 2018 Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the 2018 Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

The Company has accounted for the 2018 Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the 2018 Notes is measured by the cash received. As of December 31, 2015, RMB5.2 billion (US$800 million) is reclassified as short-term debt to present the 2018 Notes may be redeemed within one year (Note 12).

The key terms of the 2018 Notes are as follows:

Redemption

Contingent redemption option

The 2018 Notes are not redeemable prior to the maturity date of October 15, 2018, except as described below. The holders of the 2018 Notes (the “Holders”) have a non-contingent option to require the Company to repurchase for cash all or any portion of their 2018 Notes on October 15, 2016. The repurchase price will equal 100% of the principal amount of the 2018 Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the 2018 Notes at a purchase price equal to 100% of the principal amount of the 2018 Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the 2018 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the 2018 Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the 2018 Notes holder would recover all of their initial investment. Additionally, since the 2018 Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return.

Non-contingent redemption option

On October 15, 2016 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan’s principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

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

Conversion

The Holders may convert their 2018 Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$78.39 per ADS, at any time prior to the maturity date of October 15, 2018. Upon conversion of the 2018 Notes, the Company will deliver shares of the Company’s ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its 2018 Notes in connection with such make-whole fundamental change.

In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the 2018 Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.

Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature (“BCF”), as of commitment date as defined in ASC 470-20. There was no BCF attribute to the 2018 Notes as the set conversion price for the 2018 Notes was greater than the fair value of the ordinary share price at date of issuance.

The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. The Company will have to assess for the contingent BCF using a measurement date upon issuance of the 2018 Notes, upon occurrence of such adjustment. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46 (example 19), therefore the Company concludes that this feature is also considered indexed to its own stock.

Accounting for Debt Issuance Costs:

The debt issuance costs were recorded as reduction to the long term debt and are amortized as interest expense, using the effective interest method, over the term of the 2018 Notes.

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

Accounting for Issued Warrants:

The Company assessed that the Issued Warrants are not liabilities within scope of ASC 480-10-25. The Issued Warrants are legally detachable from the 2018 Notes and Purchased Call Option and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to Warrants and it meets the requirements of ASC 815 that would be classified in stockholders’ equity. Therefore, the Warrants were initially accounted for within stockholders’ equity, and subsequent changes in fair value will not be recorded.

Description of 2020 Convertible Senior Notes

On June 18, 2015, the Company issued US$700 million in aggregate principle amount of 1.00% Convertible Senior 2020 Notes due July 1, 2020 (the “2020 Notes”) at par. The 2020 Notes may be converted, under certain circumstances, based on an initial conversion rate of 9.1942 American depository shares (“ADS”) per US$1,000 principal amount of the 2020 Notes (which represents an initial conversion price of US$108.76 per ADS).

The net proceeds to the Company from the issuance of the 2020 Notes were US$689 million. The Company pays cash interest at an annual rate of 1.00% on the 2020 Notes, payable semi-annually in arrears on January 1 and July 1 of each year, beginning January 1, 2016. Debt issuance costs were US$11.3 million and are being amortized to interest expense to the maturity date of the 2020 Notes (July 1, 2020).

The 2020 Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the 2020 Notes, (2) equal in right of payment to any of the Company’s future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company’s subsidiaries and their other liabilities (including trade payables).

Concurrently with the issuance of the 2020 Notes, the Company purchased a call option (“Purchased Call Option”) and sold warrants (“Sold Warrants”). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the 2020 Notes and to increase the initial conversion price to US$135.02 per ADS. Each of these components is discussed separately below:

Purchase Call Option

Counterparty agreed to sell to the Company up to approximately 6.4 million shares of the Company’s ADS, which is the number of ADS initially issuable upon conversion of the 2020 Notes in full, at a price of US$108.76 per ADS. The Purchased Call Option will be settled in ADSs and will terminate upon the maturity date of the 2020 Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the 2020 Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the 2020 Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company’s stock price, 3) the volatility of the Company’s stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

Sold Warrants

The Company received US$84.4 million from the same counterparty from the sale of warrants to purchase up to approximately 6.4 million shares of the Company’s ADS at an exercise price of US$135.02 per ADS. The warrants had an expected life of 5 years and expire on July 1, 2020. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2015, the warrants had not been exercised and remained outstanding.

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

Evaluation that transactions should be viewed as a single unit:

In accordance with ASC 815-10-15, the Company concluded that the offering of the 2020 Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the 2020 Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the 2020 Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the 2020 Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

The Company has accounted for the 2020 Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the 2020 Notes is measured by the cash received. As of December 31, 2015, RMB4.5 billion (US$700 million) is accounted as the value of the 2020 Notes in long-term debt.

The key terms of the 2020 Notes are as follows:

Redemption

Contingent redemption option

The 2020 Notes are not redeemable prior to the maturity date of July 1, 2020, except as described below. The holders of the 2020 Notes (the “Holders”) have a non-contingent option to require the Company to repurchase for cash all or any portion of their 2020 Notes on July 1, 2018. The repurchase price will equal 100% of the principal amount of the 2020 Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the 2020 Notes at a purchase price equal to 100% of the principal amount of the 2020 Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the 2020 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the 2020 Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the 2020 Notes holder would recover all of their initial investment. Additionally, since the 2020 Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return.

Non-contingent redemption option

On July 1, 2018 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan’s principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

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

Conversion

The Holders may convert their 2020 Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$108.76 per ADS, at any time prior to the maturity date of July 1, 2020. Upon conversion of the 2020 Notes, the Company will deliver shares of the Company’s ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its 2020 Notes in connection with such make-whole fundamental change.

In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the 2020 Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.

Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature (“BCF”), as of commitment date as defined in ASC 470-20. There was no BCF attribute to the 2020 Notes as the set conversion price for the 2020 Notes was greater than the fair value of the ordinary share price at date of issuance.

The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. The Company will have to assess for the contingent BCF using a measurement date upon issuance of the 2020 Notes, upon occurrence of such adjustment. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46 (example 19), therefore the Company concludes that this feature is also considered indexed to its own stock.

Accounting for Debt Issuance Costs:

The debt issuance costs were recorded as reduction to the long term debt and are amortized as interest expense, using the effective interest method, over the term of the 2020 Notes.

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

Accounting for Issued Warrants:

The Company assessed that the Issued Warrants are not liabilities within scope of ASC 480-10-25. The Issued Warrants are legally detachable from the 2020 Notes and Purchased Call Option and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to Warrants and it meets the requirements of ASC 815 that would be classified in stockholders’ equity. Therefore, the Warrants were initially accounted for within stockholders’ equity, and subsequent changes in fair value will not be recorded.

Description of 2025 Convertible Senior Notes

On June 18, 2015, the Company issued US$400 million in aggregate principle amount of 1.99% Convertible Senior Notes due July 1, 2025 (the “2025 Notes”) at par. The 2025 Notes may be converted, under certain circumstances, based on an initial conversion rate of 9.3555 American depository shares (“ADS”) per US$1,000 principal amount of the 2025 Notes (which represents an initial conversion price of US$106.89 per ADS).

The net proceeds to the Company from the issuance of the 2025 Notes were US$393 million. The Company pays cash interest at an annual rate of 1.99% on the 2025 Notes, payable semi-annually in arrears on January 1 and July 1 of each year, beginning January 1, 2016. Debt issuance costs were US$6.8 million and are being amortized to interest expense to the maturity date of the 2025 Notes (July 1, 2025).

The 2025 Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the 2025 Notes, (2) equal in right of payment to any of the Company’s future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company’s subsidiaries and their other liabilities (including trade payables).

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

Evaluation that transactions should be viewed as a single unit:

In accordance with ASC 815-10-15, the Company concluded that the offering of the 2025 Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the 2025 Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the 2025 Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the 2025 Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

The Company has accounted for the 2025 Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the 2025 Notes is measured by the cash received. As of December 31, 2015, RMB2.6 billion (US$400 million) is accounted as the value of the 2025 Notes in long-term debt.

The key terms of the 2025 Notes are as follows:

Redemption

Contingent redemption option

The 2025 Notes are not redeemable prior to the maturity date of July 1, 2025, except as described below. The holders of the 2025 Notes (the “Holders”) have a non-contingent option to require the Company to repurchase for cash all or any portion of their 2025 Notes on July 1, 2020. The repurchase price will equal 100% of the principal amount of the 2025 Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the 2025 Notes at a purchase price equal to 100% of the principal amount of the 2025 Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the 2025 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the 2025 Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the 2025 Notes holder would recover all of their initial investment. Additionally, since the 2025 Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return.

Non-contingent redemption option

On July 1, 2020 (after year 5), the Holders have the right to require the issuer to redeem, at 100% of the loan’s principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

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

Conversion

The Holders may convert their 2025 Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$108.76 per ADS, at any time prior to the maturity date of July 1, 2025. Upon conversion of the 2025 Notes, the Company will deliver shares of the Company’s ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its 2025 Notes in connection with such make-whole fundamental change.

In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the 2025 Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.

Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature (“BCF”), as of commitment date as defined in ASC 470-20. There was no BCF attribute to the 2025 Notes as the set conversion price for the 2025 Notes was greater than the fair value of the ordinary share price at date of issuance.

The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. The Company will have to assess for the contingent BCF using a measurement date upon issuance of the 2025 Notes, upon occurrence of such adjustment. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46 (example 19), therefore the Company concludes that this feature is also considered indexed to its own stock.

Accounting for Debt Issuance Costs:

The debt issuance costs were recorded as reduction to the long term debt and are amortized as interest expense, using the effective interest method, over the term of the 2025 Notes.

Description of Priceline and Hillhouse Notes

On August 7, 2014, the Company issued Convertible Senior Notes (the “Priceline 2019 Notes”) at an aggregate principal amount of US$500 million to the Priceline Group. The Priceline 2019 Notes are due on August 7, 2019 and bear interest of 1% annually which will be paid semi-annually beginning on February 7, 2015. The Priceline 2019 Notes will be convertible into the Company’s American Depositary Shares (“ADSs”) with an initial conversion price of approximately US$81.36 per ADS.

On May 26, 2015, the Company issued Convertible Senior Priceline Notes (the “Priceline 2020 Notes”) at an aggregate principal amount of US$250 million to the Priceline Group. The Priceline 2020 Notes are due on May 26, 2020 and bear interest of 1% annually which will be paid semi-annually beginning on November 29, 2015. The Priceline 2020 Notes will be convertible into the Company’s American Depositary Shares (“ADSs”) with an initial conversion price of approximately US$104.27 per ADS.

On December 10, 2015, the Company issued Convertible Senior Notes at an aggregate principal amount of US$1 billion to the Priceline Group and Hillhouse (the “Priceline and Hillhouse Notes”). The Priceline and Hillhouse Notes are due on December 11, 2025 and bear interest of 2% annually which will be paid semi-annually beginning on June 11, 2016. The Priceline and Hillhouse Notes will be convertible into the Company’s American Depositary Shares (“ADSs”) with an initial conversion price of approximately US$68.46 per ADS.

The Company has accounted for the Priceline and Hillhouse Notes in accordance with ASC 470, as a single instrument within the consolidated financial statements. The value of the Priceline and Hillhouse Notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate.

The Company has assessed the beneficial conversion feature (“BCF”) of the above Priceline and Hillhouse Notes, as of commitment date as defined in ASC 470-20. There was no BCF attribute to the above Priceline Notes as the set conversion price for the above Priceline Notes was greater than the fair value of the ordinary share price at date of issuance.

In addition, the Company has granted the Priceline Group permission to acquire the Company’s shares in the open market over the next twelve months, so that combined with the shares convertible under the bond, the Priceline Group may hold up to 15% of the Company’s outstanding shares. As the potential purchase will be conducted by the market price, there is no accounting implication.

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

In 2015, US$16.5 million convertible senior notes issued in 2012 were early converted and 244,466 shares of repurchased treasury stock were delivered to the notes holders. As of December 31, 2015, the Company had 3,577,357 shares treasury stock at total cost of US$366 million.

19.       NON-CONTROLLING INTERESTS

Non-controlling interests include the common shares in the consolidated subsidiaries or VIE subsidiaries and preferred shares issued by the Company’s subsidiaries. The balance is summarized as follows:

	December 31, 2014	December 31, 2015
	RMB	RMB

Qunar	—	17,855,897,129
An offline travel agency	367,705,496	455,614,677
Travelfusion	—	289,875,458
An online trip package service provider	136,890,011	134,586,452
A technology company focusing on hotel customer reviews	125,442,240	262,762,132
ezTravel	22,769,589	23,707,599
Tujia	130,343,575	—
Others	65,397,382	111,754,800
	848,548,293	19,134,198,247

In July 2015, Tujia, a subsidiary of the Company consummated its series D+ financing by issuing 23 million Series D+ redeemable and convertible preferred shares (the “Series D+ Preferred Shares”) with total consideration of US$ 99 million (RMB 629 million) to a number of institutional investors. The shares held by the investors other than the Company in relation to the Series D+ financing gave rise to the increase of non-controlling interests. After Tujia’s issuance of Series D+ Preferred Shares, the Company lost the control in Tujia. The financial statements of Tujia were therefore deconsolidated and the non-controlling interests associated with Tujia were derecognized (Note 8).

20.  EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share were calculated as follows:

	2013	2014	2015
	RMB	RMB	RMB
Numerator:
Net income attributable to Ctrip’s shareholders	998,319,684	242,739,781	2,507,655,884
Eliminate the dilutive effect of interest expense of convertible notes	15,496,021	—	185,589,773
Numerator for diluted earnings per share	1,013,815,705	242,739,781	2,693,245,657

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding	32,905,601	34,289,170	37,797,698
Dilutive effect of share options	2,359,614	3,106,496	2,962,481
Dilutive effect of convertible notes	2,206,157	—	6,102,417
Dilutive effect of convertible notes sold warrants	598,469	812,192	512,652
Denominator for diluted earnings per ordinary share	38,069,841	38,207,858	47,375,248

Basic earnings per ordinary share	30.34	7.08	66.34
Diluted earnings per ordinary share	26.63	6.35	56.85

Basic earnings per ADS	3.79	0.88	8.29
Diluted earnings per ADS	3.33	0.79	7.11

The 2025 convertible senior notes and the 2025 Priceline convertible notes were not included in the computation of diluted EPS in 2015 because the inclusion of such instrument would be anti-dilutive. The 2017 and 2018 convertible senior notes and the 2019 Priceline convertible notes were not included in the computation of diluted EPS in 2014 because the inclusion of such instrument would be anti-dilutive. The 2018 convertible senior notes was not included in the computation of diluted EPS in 2013 because the inclusion of such instrument would be anti-dilutive.

For the years ended December 31, 2013, 2014 and 2015, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2013	2014	2015
	RMB	RMB	RMB

2017 convertible senior notes	—	1,587,142	—
2018 convertible senior notes	524,249	2,551,346	—
2025 convertible senior notes	—	—	486,999
Priceline convertible 2019 notes	—	614,535	—
Priceline convertible 2025 notes	—	—	50,023
A long-tern equity investment firm notes	—	—	50,023
Outstanding weighted average stock options	251,266	74,104	64,074
Sold Warrants	870,425	1,996,407	1,734,865
	1,645,940	6,823,534	2,385,984

21.  COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises that are classified as operating leases for the periods from 2016 to 2020. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB
2016	320,906,423
2017	129,078,478
2018	38,246,573
2019	15,841,910
2020	1,967,110
Thereafter	1,226,669
507,267,163

Rental expense amounted to RMB118 million, RMB144 million and RMB134 million for the years ended December 31, 2013, 2014 and 2015, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

Capital commitments

As of December 31, 2015, the Company had outstanding capital commitments totaling RMB17 million, which consisted of capital expenditures of property, equipment and software.

Guarantee

In connection with our air ticketing business, the Group is required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits in order to or to provide other guarantees obtain blank air tickets. As of December 31, 2015, the amount under these guarantee arrangements was approximately RMB892 million.

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

22.  SUBSEQUENT EVENTS

In January and March 2016, the Company made certain investments, in the form of limited partnership capital contribution or other financing arrangements respectively, in several non-U.S. investment entities, with an aggregate fair value of approximately US$2.8 billion, including US$1 billion cash and newly issued ordinary shares (the “Investments”). In accordance with ASC 810, the Company consolidates these the financial statements of these investment entities and as such the Investments will be eliminated in consolidation. As of the date of these financial statements, these investment entities have spent the Investments to acquire the majority of minority stake of Qunar through privately negotiated transactions.  These acquisitions have been accounted for as equity transactions to reflect the decrease in the non-controlling interest’s ownership interest in Qunar.

In January, 2016, the Company made an investment of US$180 million in MakeMyTrip Limited (“MakeMyTrip”), India’s largest online travel company, via convertible bonds. In addition, MakeMyTrip has granted the Company permission to acquire MakeMyTrip shares in the open market, so that combined with shares convertible under the convertible bonds, the Company may beneficially own up to 26.6% of MakeMyTrip’s outstanding shares. Upon completion of the investment, the Company will acquire the right to appoint a director to the MakeMyTrip board of directors.

In February 2016, the Company consummated a transaction to sell approximately 6 million Easy Go’s convertible and redeemable preferred shares to a third party institution with the total consideration of US$49 million which included a gain of US$23 million to be recycled from the other comprehensive income.