Form 20-F
period 2016-12-31
CTRIP COM INTERNATIONAL LTD
filed 2017-04-13
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

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

968 Jin Zhong Road Shanghai 200335 People’s Republic of China
(Address of Principal Executive Offices)

Jane Jie Sun, Chief Executive Officer Telephone: +86 (21) 3406-4880 Facsimile: +86 (21) 5251-0000 968 Jin Zhong Road Shanghai 200335 People’s Republic of China
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing 0.125 ordinary share, par value US$0.01 per share	Nasdaq Stock Market LLC (Nasdaq Global Select Market)
Ordinary shares, par value US$0.01 per share*

*                 Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 64,155,412 ordinary shares, par value $0.01 per share, as of December 31, 2016.

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

Yes  ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-Accelerated Filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐  No ☐

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

•                  “ADSs” refers to our American depositary shares, each of which represents 0.125 ordinary share;

•                  “China” or “PRC” refers to the People’s Republic of China and, solely for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau, and “Greater China” refers to the People’s Republic of China, Taiwan, Hong Kong and Macau;

•                  “Qunar” refers to Qunar Cayman Islands Limited, a Cayman Islands company, and unless the context requires otherwise, includes its predecessor entities and consolidated subsidiaries and variable interest entities;

•                  “RMB” or “Renminbi” refers to the legal currency of China; “U.S. dollars,” “dollars,” “US$” or “$” refers to the legal currency of the United States; “£” refers to the legal currency of the United Kingdom; “€” refers to the legal currency of Eurozone;

•                  “shares” or “ordinary shares” refers to our ordinary shares, par value of US$0.01 per share; and

•                  “we,” “us,” “our company,” or “Ctrip” refers to Ctrip.com International, Ltd., its predecessor entities and subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated Chinese entities, unless otherwise indicated herein. We consolidate the financial results of Qunar starting from December 31, 2015. In calculating our active customers, cumulative customers, the number of hotels with whom we have room supply relationships, downloads of and transactions through our mobile channel and other operational data where applicable, we have not taken into account the comparable operating data of Qunar.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016.

On December 1, 2015, we effected a change of the ratio of the ADSs to ordinary shares from four ADSs representing one ordinary share to eight ADSs representing one ordinary share. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

PART I.

ITEM 1.                                    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                    KEY INFORMATION

A.                                     Selected Financial Data

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2016 US$(2)
	(in thousands, except for per ordinary share data)
Consolidated Statement of Operation Data
Net revenues	4,158,791	5,386,746	7,346,918	10,897,568	19,228,440	2,769,472
Cost of revenues	(1,037,791)	(1,386,767)	(2,100,606)	(3,043,440)	(4,729,750)	(681,226)
Gross profit	3,121,000	3,999,979	5,246,312	7,854,128	14,498,690	2,088,246
Operating expenses
Product development(1)	(911,905)	(1,245,719)	(2,321,349)	(3,296,693)	(7,687,422)	(1,107,219)
Sales and marketing(1)	(984,002)	(1,269,413)	(2,214,210)	(3,087,990)	(5,860,927)	(844,149)
General and administrative(1)	(570,487)	(646,405)	(861,551)	(1,088,402)	(2,518,819)	(362,785)
Total operating expenses	(2,466,394)	(3,161,537)	(5,397,110)	(7,473,085)	(16,067,168)	(2,314,153)
Income / (loss) from operations	654,606	838,442	(150,798)	381,043	(1,568,478)	(225,907)
Net interest income / (expense) and other income / (expense)(5)	296,088	305,554	186,050	2,624,321	(191,627)	(27,600)
Income / (loss) before income tax expense, equity in income of affiliates and non-controlling interest	950,694	1,143,996	35,252	3,005,364	(1,760,105)	(253,507)
Income tax expense	(294,526)	(293,740)	(130,821)	(470,188)	(478,009)	(68,848)
Equity in income / (loss) of affiliates	34,343	56,147	187,191	(135,781)	601,883	86,689
Net income / (loss)	690,511	906,403	91,622	2,399,395	(1,636,231)	(235,666)
Less: Net loss attributable to non-controlling interests	23,895	91,917	151,117	108,261	205,528	29,602
Net income / (loss) attributable to Ctrip’s shareholders	714,406	998,320	242,739	2,507,656	(1,430,703)	(206,064)
Earnings Per Ordinary Share Data:
Net income / (loss) attributable to Ctrip’s shareholders	714,406	998,320	242,739	2,507,656	(1,430,703)	(206,064)
Earnings / (loss) per ordinary share(3), basic	20.87	30.34	7.08	66.34	(24.18)	(3.48)
Earnings / (loss) per ordinary share(3), diluted	19.92	26.63	6.35	56.85	(24.18)	(3.48)

	As of December 31,
	2012 RMB	2013 RMB	2014 RMB	2015 RMB		2016(7) RMB	2016(7) US$(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	3,421,533	7,138,345	5,300,888	19,215,675		18,434,681	2,655,146
Restricted cash	768,229	739,544	836,395	2,286,883		1,744,490	251,259
Short-term investment	1,408,664	3,635,091	6,438,855	8,235,786		14,112,862	2,032,675
Accounts receivable, net	983,804	1,518,230	1,826,766	3,150,768		4,624,818	666,112
Prepayments and other current assets	999,149	1,237,531	2,480,276	7,711,756		6,994,591	1,007,431
Deferred tax assets, current	61,841	96,980	193,503	—	(6)	—	—
Non-current assets	3,994,135	6,324,938	14,132,842	78,241,724		98,502,460	14,187,305
Total assets	11,637,355	20,690,659	31,209,525	118,842,592		144,413,902	20,799,928
Current liabilities	3,910,144	6,368,008	12,714,703	33,666,095		30,295,025	4,363,391
Deferred tax liabilities, non-current	53,309	63,197	132,507	3,045,259		3,607,883	519,643
Long-term Debt(4)	1,089,022	5,529,368	7,984,588	18,354,608		34,650,674	4,990,735
Other long-term Liabilities	—	—	—	91,702		339,567	48,908
Total Ctrip’s shareholders’ equity	6,489,632	8,530,396	9,529,179	44,550,730		71,536,835	10,303,447
Noncontrolling interests	95,248	199,690	848,548	19,134,198		3,983,918	573,804
Total shareholder’s equity	6,584,880	8,730,086	10,377,727	63,684,928		75,520,753	10,877,251

(1)          Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2016 US$(2)
	(in thousands)
Product development	132,583	138,668	184,665	291,643	2,079,515	299,512
Sales and marketing	55,892	49,105	54,392	65,574	392,642	56,552
General and administrative	243,246	250,157	257,587	285,379	1,087,563	156,642

(2)          Translation from Renminbi amounts into U.S. dollar amounts was made at a rate of RMB6.9430 to US$1.00. See “Item 3.A. Key Information — Selected Financial Data — Exchange Rate Information.”

(3)          Each ADS represents 0.125 ordinary share.

(4)          In April 2015, the FASB issued new guidance which changes the presentation of debt issuance cost. Under the new guidance, debt issuance cost is presented as a reduction of the carrying amount of the related liability, rather than as an asset. This guidance has been adopted and applied retrospectively by us to the prior periods presented herein.

(5)          In 2015, a gain of RMB2.3 billion was recognized in the other income for the deconsolidation of Tujia, which was once a subsidiary of our company. Please refer to footnote 8 of our consolidated financial statements incorporated herein.

(6)          In 2015, we determined and elected to early adopt ASU 2015-17 to our consolidated financial statements starting December 31, 2015, prospectively to present the deferred tax assets and liabilities as non-current items.

(7)          Our consolidated balance sheet data has reflected the effect of consolidation of the financial statements of Qunar starting from December 31, 2015.

Exchange Rate Information

We have published our consolidated financial statements in Renminbi. Our business is primarily conducted in China in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2016 at a rate of RMB6.9430 to US$1.00, which was the certified exchange rate in effect as of December 30, 2016. The certified exchange rate on April 7, 2017 was RMB6.8978 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

The following table sets forth information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. The exchange rates refer to the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per US$)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 7, 2017)	6.8978	6.8903	6.8978	6.8832

(1)          Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

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

For example, we have invested in, and plan to continue to invest in, organic growth by rolling out new business initiatives focusing in a diverse range of areas including cruise lines, car services, bus tickets and train tickets. Consequentially, in 2016, we invested US$1.1 billion in product development. If such new business initiatives fail to perform as expected, our financial condition and results of operations could be adversely affected. Our growth to date has placed, and our anticipated future operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Strategic acquisition of complementary businesses and assets, and the subsequent integration of newly acquired business into our own, create significant challenges that may have a material adverse effect on our business, reputation, results of operations and financial condition.

We have made and intend to continue to make strategic acquisitions in the travel industry in Greater China and overseas. For example, in October 2015, we completed a share exchange transaction with Baidu Inc., or Baidu, whereby we obtained approximately 45% of the aggregate voting interest of Qunar in exchange for our newly issued ordinary shares. Subsequently, we issued ordinary shares represented by ADSs to certain special purpose vehicles holding shares solely for the benefit of certain Qunar employees and, in return, we received class B ordinary shares of Qunar from these employees. We directly injected these shares to a third-party investment entity dedicated to investing in business in China. From an accounting perspective, we consolidated the financial statements of these non-U.S. investment entities and started to consolidate Qunar’s financial statements from December 31, 2015. In October 2016, we participated as a member in the buying consortium in Qunar’s going private transaction and rolled our then existing equity stake into the entity that wholly owns Qunar upon completion of the transaction in February 2017.

If we are presented with appropriate opportunities, we may continue to acquire complementary businesses and assets in the future. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired business. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. Moreover, we may not be able to achieve our intended strategic strategies and record substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired business or manage a larger business. Any such negative developments could have a material adverse effect on our business, reputation, results of operations and financial condition.

Our strategy to acquire or invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainties that may have a material adverse effect on our business, reputation, results of operations and financial condition.

As part of our plan to expand our product and service offerings, we have made and intend to make strategic acquisitions or investments in the travel service industries in Greater China and overseas, such as the following, in addition to our transactions relating to Qunar described elsewhere in this annual report:

•                  In 2014 and 2015, we invested a total of US$50 million in approximately 4% stake in Tuniu Corporation, or Tuniu, a well-known service provider in the leisure package tour market, through a private placement transaction conducted concurrently with Tuniu’s initial public offering and private acquisitions afterwards.

•                  In May 2015, we acquired approximately 38% equity stake in eLong, Inc., or eLong, from certain selling shareholders, including Expedia, Inc., or Expedia, together with several other investors. We subsequently participated as a member in the buying consortium in eLong’s going private transaction and rolled our then existing equity stake into the entity that wholly owns eLong upon completion of the transaction in May 2016.

•                  In January 2016, we invested US$180 million in MakeMyTrip Limited, or MakeMyTrip, India’s largest online travel company, via convertible notes, and subsequently appointed a director to MakeMyTrip’s board of directors. In October 2016, we converted all of its outstanding principal amount of convertible notes into ordinary shares of MakeMyTrip.

•                  In April 2016, we announced strategic collaboration with China Eastern Airlines Corporation Limited, or China Eastern Airlines, one of China’s three major air transportation groups, on a broad range of products and services. In June 2016, we invested approximately RMB3 billion in approximately 466 million A shares of China Eastern Airlines in a private placement. Further, we may in the future invest in up to 10% of the shares of China Eastern Airlines, and may also nominate a representative to its board.

•                  In December 2016, we consummated an acquisition transaction whereby shares held by nearly all the shareholders of Skyscanner Holdings Limited, or Skyscanner, a leading global travel search site headquartered in Edinburgh, the United Kingdom, were acquired by Ctrip.

•                  In December 2016, we completed a share exchange transaction with BTG Hotels (Group) Co., Ltd., or BTG, a PRC joint stock company that is listed on the Shanghai Stock Exchange and principally engaged in the management of hotels and tourism destinations, whereby Ctrip exchanged its 15% equity interest in Homeinns Hotel Group, or Homeinns, in consideration for 104,901,899 ordinary shares of BTG. We recorded a gain of RMB1.4 billion (US$203.0 million) of equity in income of affiliates as a result of the transaction.

If the ADS or share prices of the public companies that we have invested in or may invest in the future which are classified as available-for-sale investments decline and become lower than our share purchase prices, as have happened historically, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods. In addition, if any of our investees in which our investments are classified as equity method investments incur a net loss in the future, we will share their net loss proportionate to our equity interest in them.

Our strategic investments could also subject us to other uncertainties and risks, and our failure to address any of these uncertainties and risks, among others, may have a material adverse effect on our financial condition and results of operations:

•                  diversion of our resources and management attention;

•                  high acquisition and financing costs;

•                  failure to achieve our intended objectives or benefits in making these investments or revenue-enhancing opportunities;

•                  potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant investments approved by the board; and

•                  failure to be in full compliance with applicable laws, rules and regulations.

In particular, our strategy of acquiring or investing in a competing business could be adversely affected by uncertainties in the implementation and enforcement of the PRC Anti-Monopoly Law. Under the PRC Anti-Monopoly Law, companies undertaking acquisitions or investments in a business in China must notify the Ministry of Commerce, or MOFCOM, in advance of any transaction where the parties’ revenues in the China market and global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. There are numerous factors MOFCOM considers in determining “control” or “decisive influence,” and, depending on certain criteria, MOFCOM will conduct anti-monopoly review of transactions in respect of which it was notified. In light of the uncertainties relating to the interpretation, implementation and enforcement of the PRC Anti-Monopoly Law, we cannot assure you that MOFCOM will not deem our past and future acquisitions or investments, including the ones referenced herein or elsewhere in this annual report, to have met the filing criteria under the PRC Anti-Monopoly Law and therefore demand a filing for merger review. However, there have been limited cases of MOFCOM anti-monopoly review of filings involving companies with a “variable interest entity” structure, or VIE structure, similar to ours. If we are found to have violated the PRC Anti-Monopoly Law for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. Such unwinding could affect our business and financial results, and harm our reputation. Further, if any of our business cooperation arrangements with Qunar are determined to have violated the PRC Anti-Monopoly Law, we could be subject to sanctions including an order to cease the relevant activities, confiscation of illegal gains and fines of 1% to 10% of our sales revenue from the previous year.

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

As a result of any of the above factors, any actual or perceived failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results and cause the trading price of our ADSs to decline.

Consolidation of the results of operations of Qunar with ours may negatively impact our financial performance and results of operations.

Our acquisition of Qunar shares as a consideration for our share exchange transaction with Baidu in October 2015 and share issuance for the benefit of Qunar employees in December 2015 is accounted for as a business combination under U.S. GAAP, and as a result, we began to consolidate Qunar’s financial statements from an accounting perspective, starting from December 31, 2015. Qunar has historically incurred net loss and a significant portion of our net loss is attributable to Qunar’s net loss for the year ended December 31, 2016. Consolidation of Qunar’s financial statements has negatively impacted our financial statements in past periods and may continue to negatively impact our financial performance in the upcoming financial reporting cycles for an extended period of time. If Qunar is not able to reduce or narrow its net losses, our consolidated results of operations will continue to be materially and adversely affected by the consolidation of Qunar. Moreover, in early 2016, some PRC airlines, including four of the largest airlines in China, announced suspension of their respective business cooperation with Qunar without indicating the length of such suspension and cited serious customer complaints in their respective announcements. Although most of these PRC airlines subsequently resumed cooperation with Qunar, we cannot assure you that similar suspensions will not occur again and if that happens, Qunar may suffer from losses of revenue and its results of operations may be materially and adversely affected. Similar incidences and other risks that are unique and specific to Qunar’s business operations, rather than the travel industry as a whole, may also materially and adversely affect our consolidated results of operations. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Company — If Qunar fails to effectively implement and execute its strategies to maintain competitiveness and grow its business, our business, results of operations and financial condition may be materially and adversely affected.”

If Qunar fails to effectively implement and execute its strategies to maintain competitiveness and grow its business, our business, results of operations and financial condition may be materially and adversely affected.

As a result of the transactions described elsewhere in this annual report involving Qunar securities during 2015, we began to consolidate Qunar’s financial results from December 31, 2015 from an accounting perspective under U.S. GAAP. Historically, Qunar enjoyed one of the market leading positions in China’s travel industry with its unique business model as a search-based travel commerce platform, while it is currently transitioning into a mobile and online commerce travel platform that focuses on providing users with one-stop solutions. Certain risks and uncertainties associated with the business operations of Qunar are distinct from those we have faced historically:

•                  Failure to transition into a one-stop mobile and online commerce travel platform from a search-based platform. As part of the transitioning effort, Qunar’s product development and product headcount has increased significantly in recent years as a result of its focus on development of its mobile platform and hotel direct business;

•                  Failure to increase penetration into hotel business in lower-tier cities, and maintain and increase popularity among young users in China by offering attractive features and services to meet user requirements of those markets;

•                  Failure to maintain relationships with air ticket suppliers, such as major airlines and China’s sole global distribution systems, from which Qunar retrieves ticket availability information in order to generate comprehensive and accurate flight information on its platform;

•                  Failure to maintain and strengthen relationships with online travel agents that are Qunar’s existing customers, and establish new customer relationships with other online travel agents and travel service providers to ensure that it has access to a steady supply of travel product information on favorable commercial terms;

•                  Failure to adequately monitor and secure service quality of travel service providers on its platform, and address user dissatisfaction with travel service providers;

•                  Consolidation of the fragmented travel market in China, which may result in travel service providers becoming fewer but larger, comprehensive travel information more readily available to users, and a potential loss to the value of Qunar’s business as a travel service platform; and

•                  Inability to maintain or increase awareness and preference of its brand “Qunar” as a result of failure to provide a compelling user experience of online travel searches, maintaining the quality of its services, and preserving Qunar’s reputation and goodwill in the event of negative media publicity toward its services, internet security or other issues affecting Qunar or online travel businesses in China.

If Qunar is unable to successfully implement and execute its strategies to maintain competitiveness and grow its business, or effectively address risks and uncertainties associated with its business operations and transitioning efforts, our business, results of operations and financial condition may be materially and adversely affected.

Our transactions involving issuance of our shares as consideration and investment or financing arrangements with selected third-party investment entities may result in substantial dilution to our shareholders and may also reduce our existing cash balance and adversely affect our working capital.

In the long-term interest of our company, we make investments, in the form of limited partnership contributions, assets injection or other financing arrangements, into or with certain entities that are dedicated to investing businesses in China. In late 2015 and early 2016, we agreed to make investment or enter into financing arrangements with several non-U.S. investment entities, which are managed and/or owned by parties unaffiliated with each other and unaffiliated with us and are dedicated to investing in businesses in China. As of December 31, 2016, we issued an aggregate of approximately 6.2 million ordinary shares, including approximately 3.1 million ordinary shares represented by ADSs, and provided capital contribution or financial support in a total amount of approximately US$1.3 billion in cash to some of these non-U.S. investment entities. These investments, capital contributions and financing arrangements together with the share exchange with Baidu and issuance of shares for the benefit of Qunar employees historically caused significant dilution to our existing shareholders and impacted our working capital. Transactions involving issuance of a substantial number of our ordinary shares such as the transactions contemplated hereunder may result in substantial dilution to our shareholders. In addition, future sale of our shares by these non-U.S. investment entities and/or our other significant shareholders such as Baidu may cause our share price to decline. Furthermore, if we obtain debt financings, we may be subject to restrictive covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. See “Item 4.B. Information on the Company — Business Overview — Strategic Investments and Acquisitions.”

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014, and the slowdown of the Chinese economy since 2012. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the expansion of terrorist activities into Europe and other regions. In June 2016, British citizens voted in a referendum to withdraw the membership of the United Kingdom from the European Union. The result of the vote caused instant and significant volatility in the global financial and securities markets. The various uncertainties in the political and economic situations of the United Kingdom and the European Union arising from the anticipated withdrawal may have a negative and prolonged impact on the global economy.

Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and travel industry in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Since we derive the majority of our revenues from accommodation reservation, transportation ticketing and packaged-tour services in China, any severe or prolonged slowdown in the global and/or Chinese economy or the recurrence of any financial disruptions could reduce expenditures for travel, which in turn may adversely affect our business operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to travel products and services. If consumer demand for travel products and services we offer decreases, our revenues may decline. Furthermore, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Our business is significantly affected by the trends that occur in the travel industry in China, including the hotel, transportation ticketing and packaged-tour sectors. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The recent worldwide recession has led to a weakening in the demand for travel services. Other trends or events that tend to reduce travel and are likely to reduce our revenues include:

•                  terrorist attacks or threats of terrorist attacks or wars, particularly given the terrorist attacks in Paris and the worsening situation in Syria;

•                  an outbreak of H1N1 influenza, Ebola virus, avian flu, Middle East respiratory syndrome, or MERS, severe acute respiratory syndrome, or SARS, or any other serious contagious diseases;

•                  increasing prices in the hotel, transportation ticketing, or other travel-related sectors;

•                  increasing occurrence of travel-related accidents;

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

We recorded a significant amount of goodwill and indefinite lived intangible assets in connection with our strategic acquisitions and investments, and we may incur material impairment charges to our goodwill and indefinite lived intangible assets if the recoverability of these assets become substantially reduced.

In connection with our strategic acquisitions over the recent years, there has been a significant increase of goodwill and indefinite lived intangible assets booked in our financial statements. As of December 31, 2016, our goodwill was RMB56.0 billion (US$8.1 billion) and our indefinite lived intangible assets were RMB11.6 billion (US$1.7 billion), compared to RMB45.7 billion and RMB9.7 billion, respectively, as of December 31, 2015. In 2015, our acquisition of Qunar securities resulted in an RMB43.0 billion increase in our goodwill. ASC 350 “Intangibles — Goodwill and Other” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For 2014, 2015 and 2016, we did not recognize any impairment charges for goodwill or intangible assets. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge. We may potentially incur significant impairment charges if the recoverability of these assets become substantially reduced in the future. Any such impairment charges would adversely affect our results of operations and financial condition.

The trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. In 2016, the trading prices of our ADSs on the Nasdaq Global Select Market have ranged from US$35.50 to US$49.62 per ADS, and the last reported trading price on April 12, 2017 was US$48.59 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:

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

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based U.S.-listed companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in the trading prices of their securities. The trading performance of the securities of these China-based U.S.-listed companies after their offerings and the surge in the number of China-based U.S.-listed companies that commenced going private proceedings in recent years may affect the attitudes of investors toward China-based U.S.-listed companies, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. Furthermore, some negative news and perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure including the use of VIE structures or other matters of other China-based U.S.-listed companies have negatively affected the attitudes of investors towards China-based U.S.-listed companies, including us, in general in the past, regardless of whether we have engaged in any inappropriate activities, and any news or perceptions with a similar nature may continue to negatively affect us in the future. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in recent years. These broad market and industry fluctuations may continue to adversely affect the trading price of the ADSs, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our ADS price may adversely affect our ability to retain key employees, all of whom have been granted share-based awards.

If we are unable to maintain existing relationships with travel suppliers and strategic alliances, or unable to establish new arrangements with travel suppliers and strategic alliances at or on favorable terms or at terms similar to those we currently have, or at all, our business, market share and results of operations may be materially and adversely affected.

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

Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on favorable terms or terms similar to those we currently have agreed. The hotel suppliers may reduce the commission rates on bookings made through us. Furthermore, in order to maintain and grow our business and to effectively compete with many of our competitors in all potential markets, we will need to establish new arrangements with hotels and accommodations of all ratings and categories in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and adversely affect our operating results and financial condition, which consequently will impact the trading price of our ADSs.

We derive revenues and other significant benefits from our arrangements with major domestic airlines in China and international airlines. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, they also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. Starting in early 2016, some PRC airlines, including four of the largest airlines in China, announced suspension of their respective business cooperation with Qunar without indicating the length of such suspension and cited serious customer complaints in their respective announcements. Although most of these airlines have resumed cooperation with Qunar, if any airlines choose to take similar actions against us and additional airlines follow suit, our business, market share and results of operations may be materially and adversely affected. We cannot assure you that any of these airlines will continue to have supplier relationships with us or pay us commissions at the same or similar rates as what they paid us in the past. Further, on July 1, 2016, the four largest airlines in China announced that third-party ticketing agents are prohibited from selling tickets for domestic flights on third-party platforms, such as ours. Additionally, on July 1, 2016, most major domestic airlines also replaced their commissions and rebate incentives completely with a fixed “admin fee” per ticket. The loss of supplier relationships or further adverse changes in major business terms with our travel suppliers would materially impair our operating results and financial condition as we would lose an increasingly significant source of our revenues.

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

We compete primarily with other consolidators of hotel accommodations and transportation reservation services based in China. We also compete with traditional travel agencies and new Internet travel search websites. In the future, we may also face competition from new players in the hotel consolidation market in China and abroad that may enter China.

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

The satisfactory performance, reliability and availability of our infrastructure, including our mobile platform, websites and systems, are critical to the success of our business. Any system interruptions that result in the unavailability or slowdown of our mobile platform, websites or other systems and the disruption in our services could reduce the volume of our business and make us less attractive to customers. Substantially all of our computer and communications systems are located at two customer service centers, one in Shanghai, China and the other one in Nantong, China. Our technology platform and computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, hacking or other attempts at system sabotage, vandalism, natural disasters and other similar events. For example, in May 2015, we experienced a network shut-down for a few hours, leading to temporary disruptions in the operations of our mobile platform and websites and interrupted customer services; later internal investigations revealed the cause to be employee human error. No data leakage occurred as part of the May 2015 incident, and we have since implemented extensive measures to ensure prompt responses to similar future incidents of network shutdown/service disruption and to continue to update our security mechanisms to protect our systems from any human error, third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities; however, we cannot assure you that unexpected interruptions to our systems will not occur again in the future. We do not carry business interruption insurance to compensate us for losses that may occur as a result of such disruptions. In addition, any such future occurrences could reduce customer satisfaction levels, damage our reputation and materially and adversely affect our business.

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

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers. Each of our executive officers has entered into an employment agreement with us that contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you of the extent to which any of these agreements would be enforced in China, where most of these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

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

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to go to court to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

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

During the peak holiday seasons in China, we establish limited merchant business relationships with selected travel service suppliers, particularly for our packaged-tour products, in order to secure adequate supplies for our customers. In merchant business relationships, we buy hotel rooms and/or transportation tickets before selling them to our customers and thereby incur inventory risk. If we are unable to correctly predict demand for hotel rooms and transportation tickets that we are committed to purchase, we would be responsible for covering the cost of the hotel rooms and transportation tickets we are unable to sell, and our financial condition and results of operations would be adversely affected.

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

Under the PRC Enterprise Income Tax Law and the relevant implementation rules, or the EIT Law, effective on January 1, 2008, foreign-invested enterprises, or FIEs, and domestic enterprises are subject to EIT at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises,” or HNTEs, or if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2020), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations.

In December 2008 and 2009, some of our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, JointWisdom, and Qunar Software, and one of our consolidated affiliated Chinese entities, Qunar Beijing, were each designated by relevant local authorities as a HNTE under the EIT Law with an effective period of three years. Therefore, these entities were entitled to enjoy a preferential tax rate of 15%, as long as they maintained their qualifications for HNTEs that are subject to verification by competent authorities and renewals every three years. The effective periods for these entities as HNTEs expired or would expire by the end of 2016 or 2017, and we are in the process of renewing the HNTE qualifications for these entities. We cannot assure you that our subsidiaries and the consolidated affiliated Chinese entity will continue to qualify as HNTEs when they are subject to reevaluation in the future. In 2002, the PRC State Administration of Taxation, or SAT, started to implement preferential tax policy in China’s western region, and companies located in applicable jurisdictions covered by the Western Regions Catalogue are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy and the revenue derived from such “encouraged” businesses accounts for more than 70% of the total revenue. Benefiting from this policy, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for their annual tax filing subject to periodic renewals over the years since 2012. After the initial effective period expired in 2014, the two entities were approved by the relevant government authority to renew this qualification, which will expire in 2020. In 2013, Chengdu Information Technology Co., Ltd., or Chengdu Information, obtained approval from local tax authorities to apply the 15% tax rate for its 2012 tax filing and for the years from 2013 to 2020. In the event that the preferential tax treatment for these entities is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.

We have sustained losses in the past and may experience earnings declines or net losses in the future.

We sustained net losses in certain past periods, and we cannot assure you that we can sustain profitability or avoid net losses in the future. We expect that our operating expenses will increase and the degree of increase in these expenses is largely based on anticipated growth, revenue trends and competitive pressure. As a result, any decrease or delay in generating additional sales volume and revenues and increase in our operating expenses may result in substantial operating losses. Moreover, consolidation of Qunar’s financial statements starting from December 31, 2015 has negatively impacted our financial statements and may continue to negatively impact our financial performance in the upcoming financial reporting cycles for an extended period of time. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Company — Consolidation of the results of operations of Qunar with ours may negatively impact our financial performance and results of operations.”

We have incurred substantial indebtedness and may incur additional indebtedness in the future. We may not be able to generate sufficient cash to satisfy our outstanding and future debt obligations.

As of December 31, 2016, our total short-term bank borrowings and long-term bank borrowings (current portions) were RMB6.7 billion (US$960.4 million), our total long-term borrowings (excluding current portions) were RMB2.6 billion (US$367.3 million), and the aggregate principal amount of our outstanding convertible notes was RMB32.5 billion (US$4.7 billion). To the extent that we were to settle or redeem our convertible notes in cash, our debt obligations would become more substantial.

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

Our online portals contain information about hotels, transportation, popular vacation destinations and other travel-related topics. It is possible that if any information accessible on our online portals contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to labor and employment claims, breach of contract claims, anti-competition claims and other matters. Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome and merit of such proceedings, however, any legal action can have an adverse impact on us because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in China or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation.

We could be liable for breaches of Internet security or fraudulent transactions by users of our mobile platform and our websites.

Internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. See “Item 4.B. Information on the Company — Business Overview — PRC Government Regulations — Internet Privacy.” We conduct a significant portion of our transactions through the Internet, including our mobile platform and websites. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, credit card information, personal information and billing addresses) over public networks and ensuring the confidentiality, integrity, availability and authenticity of the information of our users, customers, hotel suppliers and airline partners are essential to maintaining their confidence in our online products and services. Our current security measures may not be adequate and may contain deficiencies that we fail to identify, and advances in technology, increased levels of expertise of hackers, new discoveries in the field of cryptography or others could increase our vulnerability. For example, a third-party website with focus on Internet security information exchange released news in March 2014 that as a result of a temporary testing function performed by us, certain data files containing customers’ credit card information had been stored on local servers maintained by us, which may lead to potential exposure of these customers’ information to hackers. We removed the cause of the potential security concern within two hours of the release of the news report and then examined all other possible leaks and found that 93 customers’ credit card information might have been downloaded by the above-mentioned website for the purpose of confirming potential risks. Although to our knowledge, no customer has suffered financial loss or other damage due to the incident as of the date of this report, our business, results of operations, user experience and reputation may be materially and adversely affected if similar incidents related to Internet security recur in the future. In August 2011, China’s Supreme People’s Court and Supreme People’s Procuratorate issued judicial interpretations regarding hacking and other Internet crimes. However, its effect on curbing hacking and other illegal online activities still remains to be seen.

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

We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted in Internet chat-rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and we cannot assure you that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, travel suppliers and customers and revenues and adversely affect the price of our ADSs.

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

From time to time, we hire celebrities to be our brand ambassadors to market our “Ctrip” brand or our products and services that are important to our business. However, we cannot assure you that the endorsement from our brand ambassadors or related advertisements will remain effective, that the brand ambassadors will remain popular or their images will remain positive and compatible with the messages that our brand and products aim to convey. Furthermore, we cannot assure you that we can successfully find suitable celebrities to replace any of our existing brand ambassadors if any of their popularities decline or if the existing brand ambassadors are no longer able or suitable to continue the engagement, and termination of such engagements may have a significant impact on our brand images and the promotion or sales of our products. If any of these situations occurs, our business, financial condition and results of operations could be materially and adversely affected.

We may face greater risks of doubtful accounts as our corporate travel business increases in scale.

Since we began providing travel booking services to corporate customers who generally request credit terms, our accounts receivable have increased. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding accounts receivable from our corporate travel service customers. As a result, we may face a greater risk of non-payment of our accounts receivable and, as our corporate travel business grows in scale, we may need to make higher provisions for doubtful accounts. For the years ended December 31, 2014, 2015 and 2016, we recognized the provisions of doubtful accounts of RMB11.7 million, RMB32.1 million and RMB32.3 million (US$4.7 million) respectively. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our accounts receivable.

Our accounting treatment for share-based compensation could continue to significantly reduce our net income.

Since 2006, we have accounted for share-based compensation in accordance with ASC 718 “Compensation — Stock Compensation,” or ASC 718, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. We have granted share-based compensation awards, including share options and restricted share units, to employees, officers and directors to incentivize performance and align their interests with ours. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans.” As a result of the grants and potential future grants under our share incentive plans, we had incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based awards.

Our board of directors has the discretion to change terms of any previously issued share options and any such change may significantly increase the amount of our share-based compensation expenses for the period that the change takes effect as well as those for any future periods. In February 2009, our board of directors approved to reduce the exercise price of all outstanding unvested options that were granted by us in 2007 and 2008 under our 2007 Plan to the then fair market value of our ordinary shares underlying such options and, in December 2009, our board of directors approved to extend the expiration dates of all stock options granted in 2005 and 2006 to eight years after the respective original grant dates of these options. As a result of such changes, our share-based compensation expense of 2009 reduced our diluted earnings per ADS by US$0.14. In February 2010, our compensation committee approved to extend the expiration dates of all stock options granted in and after 2007 to eight years after the respective original grant dates of these options. As a result of such changes and extensions, our share-based compensation expense of 2010 reduced our diluted earnings per ADS by US$0.06. In addition, with such changes and extensions, the application of ASC 718 will continue to have a significant impact on our net income. Further, future changes to various assumptions used to determine the fair value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.

Failure to maintain effective internal control over financial reporting could result in errors in our published financial statements, which in turn could have a material adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2016. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2016. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Under the equity pledge agreements between our subsidiaries and the shareholders of our consolidated affiliated Chinese entities, the shareholders of our consolidated affiliated Chinese entities pledged their respective equity interests in these entities to our subsidiaries. According to the PRC Property Rights Law, effective as of October 1, 2007, and the Measures for the Registration of Equity Pledge with the Administration for Industry and Commerce (2016 Revision), effective as of April 29, 2016, the effectiveness of the pledges will be denied if the pledges are not registered with the Administration for Industry and Commerce. The effectiveness of the pledges upon registration will be recognized by PRC courts if disputes arise on certain pledged equity interests and that our subsidiaries’ interests as pledgees will prevail over those of third parties.

Furthermore, we were aware that a China-based U.S.-listed company announced in 2012 that it was subject to SEC’s investigation, which it believed was related to the consolidation of its consolidated affiliated Chinese entities. Following the announcement, that issuer’s stock price declined significantly. Although we are not aware of any actual or threatened investigation, inquiry or other action by SEC, Nasdaq or any other regulatory authority with respect to consolidation of our consolidated affiliated Chinese entities, we cannot assure you that we will not be subject to any such investigation or inquiry in the future. In the event we are subject to any regulatory investigation or inquiry relating to our consolidated affiliated Chinese entities, including the consolidation of such entities into our financial statements, or any other matters, we may need to spend significant amount of time and expenses in connection with the investigation or inquiry, our reputation may be harmed regardless of the outcome, and the trading price of our ADS may materially decline or fluctuate.

If our consolidated affiliated Chinese entities violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.

As the PRC government restricts foreign ownership of value-added telecommunications, air-ticketing and travel agency businesses in China, we depend on our consolidated affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non-accommodation reservation business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that the contractual arrangements as described in this annual report are valid, binding and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our consolidated affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing or packaged-tour business in an acceptable manner or pay us for our consulting or other services. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

The principal shareholders of our consolidated affiliated Chinese entities have potential conflict of interest with us, which may adversely affect our business.

Some of our directors and officers were also the principal shareholders of our consolidated affiliated Chinese entities as of the date of this annual report. Thus, conflict of interest between their duties to our company and their interests in our consolidated affiliated Chinese entities may arise. We cannot assure you that when conflict of interest arises, these persons will act entirely in our interests or that the conflict of interest will be resolved in our favor. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. MOFCOM solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. On September 3, 2016, the Standing Committee of China’s National People’s Congress, or NPC, passed a decision in connection with the revision of four laws, including the trio of laws regulating foreign investment in China, which was implemented starting on October 1, 2016. According to this decision, formation of an FIE in a sector not subject to special entry administrative measures will be simplified by going through government filing instead of government approval process. The special entry administrative measures will be separately promulgated by the State Council. Subsequently, MOFCOM published a discussion draft of the proposed Provisional Measures on Filing Administration for Establishment and Change of Foreign-Invested Enterprises, which, upon its enactment, aims to implement and elaborate the fling requirement, procedures, supervision and related matters. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China as well as the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories: (i) holding 50% of or more of the equity interest, share of interests, voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the equity interest, share of interests, voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision-making bodies, or having the voting power to material influence on the board, the shareholders’ meeting or other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list” to be separately issued by the State Council in the future, market entry clearance by MOFCOM or its local counterparts would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The VIE structure has been adopted by many China-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure — PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.” and “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Arrangements with Consolidated Affiliated Chinese Entities.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

It is likely that we would not be considered as ultimately controlled by PRC nationals, as our shareholder base is relatively diverse and, to our knowledge, ultimate beneficial owners of our shares who are PRC nationals may not, in the aggregate, control more than 50% of our total voting power as of the date of this annual report. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by PRC parties, while it solicited comments from the public on this point by illustrating several possible options. Under these varied options, a company that has a VIE structure and conducts the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate share control structure of the company, may either permit the company to continue maintain the VIE structure (if the company is deemed ultimately controlled by PRC nationals), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the air-ticketing, travel agency and value-added telecommunications industries, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Our contractual arrangements with our consolidated affiliated Chinese entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and our consolidated affiliated Chinese entities, we are effectively subject to the 5% PRC business tax or the 6% PRC value-added tax, or VAT, on both revenues generated by our consolidated affiliated Chinese entities’ operations in China and revenues derived from our contractual arrangements with our consolidated affiliated Chinese entities. We might be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our consolidated affiliated Chinese entities were not made on an arm’s-length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our consolidated affiliated Chinese entities adjust their taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing our consolidated affiliated Chinese entities’ tax expenses without reducing our tax expenses, which could subject our consolidated affiliated Chinese entities to late payment fees and other penalties for underpayment of taxes, and/or result in the loss of the tax benefits available to our subsidiaries in China. The EIT Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. As a result, our contractual arrangements with our consolidated affiliated Chinese entities may result in adverse tax consequences to us.

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

Pursuant to the EIT Law, its implementing rules and a circular issued by the PRC Ministry of Finance, or MOF, and SAT, in February 2008, the dividends declared out of the profits earned after January 1, 2008 by an FIE to its immediate offshore holding company are subject to a 10% withholding tax unless such offshore holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement, and certain supplementary requirements and procedures stipulated by SAT for such tax treaty are met and observed. Our subsidiaries in China are considered FIEs and are directly held by our subsidiaries in Hong Kong. According to the currently effective tax treaty between China and Hong Kong, dividends payable by an FIE in China to a company in Hong Kong that directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. In February 2009, SAT issued SAT Notice No. 81, pursuant to which an enterprise must be the “beneficial owner” of the relevant dividend income in order to enjoy the preferential withholding tax rates on dividend. If, however, such enterprise otherwise qualifies for such preferential withholding tax rates through any transaction or arrangement, whose main purpose is to qualify for such preferential withholding tax rates, the enterprise nevertheless cannot enjoy the preferential withholding tax rates and the competent tax authority has the power to adjust the applicable withholding tax rates if it so determines. In October 2009, SAT issued SAT Notice No. 601 to provide guidance on the criteria for determining whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to SAT Notice No. 601, the PRC tax authorities will review preferential tax treatment under the “substance over form” principle and grant such treatment on a case-by-case basis. SAT Notice No. 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. It remains unclear how the PRC tax authorities will implement SAT Notice No. 81 and SAT Notice No. 601 in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our PRC subsidiaries to our Hong Kong subsidiaries. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate will apply to such dividends.

Under the EIT Law, an enterprise established outside of China with its “de facto management body” within China is considered a PRC resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. If the PRC tax authorities determine that we should be classified as a PRC resident enterprise for PRC tax purposes, our global income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a PRC resident enterprise directly invests in another PRC resident enterprise, the dividends received by the investing PRC resident enterprise from the invested PRC resident enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company with indirect ownership interests in PRC resident enterprises through intermediary holding companies.

Moreover, under the EIT Law, foreign ADS holders that are not PRC resident enterprises may be subject to a 10% withholding tax upon dividends payable by a PRC entity that is considered as a PRC resident enterprise and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is considered as income derived from within China. Any such tax would reduce the returns on your investment in our ADSs.

If we exercise the option to acquire equity ownership in our consolidated affiliated Chinese entities, such ownership transfer require approval from or filings with PRC governmental authorities and subject to taxation, which may result in substantial costs to us.

Pursuant to the relevant contractual arrangements, each of our PRC subsidiaries, Ctrip Travel Information, Ctrip Travel Network, Wancheng, and Ctrip Corporate Travel Information Service (Shanghai) Co., Ltd., or Ctrip Corporate Travel (or their respective designees), has its respective exclusive right to purchase all or any part of the equity interests in the applicable consolidated affiliated Chinese entities of ours from the respective shareholders of these consolidated affiliated Chinese entities for a price that is the higher of (i) the registered capital of such consolidated affiliated Chinese entities or (ii) another minimum price as permitted by the then applicable PRC laws. Such equity transfers may be subject to approvals from, or filings with, relevant PRC authorities. In addition, the relevant equity transfer prices may be subject to review and adjustment for tax determination by the relevant tax authorities. Moreover, the shareholders of our consolidated affiliated Chinese entities, under the circumstances of such equity transfers, will be subject to PRC individual income tax on the difference between the equity transfer prices and the then current registered capital of the relevant consolidated affiliated Chinese entities. The shareholders of such consolidated affiliated Chinese entities will pay, after deducting such taxes, the remaining amount to Ctrip Travel Information, Ctrip Travel Network, Wancheng or Ctrip Corporate Travel, as appropriate, under the applicable contractual arrangements. The amount to be received by Ctrip Travel Information, Ctrip Travel Network, Wancheng and Ctrip Corporate Travel may also be subject to enterprise income tax. Any of the aforementioned tax amounts could be substantial. Similar risk is faced by Qunar Software.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-PRC resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by SAT on December 10, 2009, or SAT Circular 698, where a non-PRC resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or an Indirect Transfer, the non-PRC resident enterprise, as the seller, may be subject to PRC enterprise income tax of up to 10% of the gains derived from the Indirect Transfer in certain circumstances.

On February 3, 2015, SAT issued Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-RPC Resident Enterprises, or SAT Notice No. 7, to supersede the existing tax rules in relation to the tax treatment of the Indirect Transfer, while the other provisions of SAT Circular 698 irrelevant to the Indirect Transfer remain in force. SAT Notice No. 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. It extends SAT’s tax jurisdiction to capture not only the Indirect Transfer as set forth under SAT Circular 698 but also transactions involving indirect transfer of (i) real properties in China and (ii) assets of an “establishment or place” situated in China, by a non-PRC resident enterprise through a disposition of equity interests in an offshore holding company. SAT Notice No. 7 also extends the interpretation with respect to the disposition of equity interests in an offshore holding company. In addition, SAT Notice No. 7 further clarifies how to assess reasonable commercial purposes and introduces safe harbors applicable to internal group restructurings. However, it also brings challenges to both offshore transferor and transferee as they are required to make self-assessment on whether an Indirect Transfer or similar transaction should be subject to PRC tax and whether they should file or withhold any tax payment accordingly.

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

The PRC tax authorities have discretion under SAT Circular 698 and SAT Notice No. 7 to adjust the taxable capital gains based on the difference between the fair value of the transferred equity interests and the investment cost. We may pursue acquisitions in the future that may involve complex corporate structures. If we are deemed as a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities adjust the taxable income of the transactions under SAT Circular 698 and SAT Notice No. 7, our income tax expenses associated with such potential acquisitions will increase, which may have an adverse effect on our financial condition and results of operations.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

The majority of our business operations are conducted in mainland China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past decades, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, future measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

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

Future movements in exchange rates between U.S. dollars and Renminbi may adversely affect the value of our ADSs.

The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. The PRC government allowed Renminbi to appreciate by more than 20% against U.S. dollars between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and U.S. dollars remained within a narrow band. As a consequence, Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with U.S. dollars. Since June 2010, Renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.

The majority of our revenues and costs are denominated in Renminbi, while a portion of our financial assets and our dividend payments are denominated in U.S. dollars. We have used forward contracts and currency borrowings to help hedge our exposure to foreign currency risk. Any significant revaluation of Renminbi or U.S. dollars may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of Renminbi against U.S. dollars would make any new Renminbi-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of Renminbi against U.S. dollars would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because the majority of our revenues are denominated in Renminbi, any restrictions on currency exchange may limit our ability to use Renminbi-denominated revenues to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal PRC regulation governing foreign currency exchange is the Regulations on Administration of Foreign Exchange, as amended, or the Forex Regulations. Under the Forex Regulations, Renminbi is freely convertible for trade- and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC regulations now allow greater convertibility of Renminbi for current account transactions, significant restrictions remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents and the grant of employee stock options by overseas-listed companies may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice, or SAFE Circular 75, in October 2005 requiring PRC residents to register with the local SAFE branches before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity interests in any onshore enterprise located in China, referred to in the notice as a “special purpose vehicle.” On July 4, 2014, SAFE issued the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Outbound Investment and Financing and Inbound Investment via Special Purpose Vehicles, or SAFE Circular 37, which has superseded SAFE Circular 75. Under SAFE Circular 75, SAFE Circular 37 and other relevant foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is also required to file or update the registration with the local branches of SAFE, with respect to that offshore company for any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or the creation of any security interest. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified holders of our ordinary shares who we know are PRC residents to register with the local SAFE branches as required under the applicable foreign exchange regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to our company or otherwise adversely affect our business.

On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company (replacing the prior circular in 2007, Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company), or the Share Incentive Rules. Under the Share Incentive Rules, PRC resident individuals who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through PRC subsidiaries to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sale of proceeds for the participants of share incentive plans. We and our PRC employees who have been granted stock options are subject to the Share Incentive Rules. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our wholly-owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises, or WFOEs. In addition, we depend on several consolidated affiliated Chinese entities in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If we and our consolidated affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including restructuring. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure — PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.” and “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

In December 2012, the Standing Committee of NPC enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet information service providers must expressly inform their users of the purpose, manner and scope of the collection and use of users’ personal information by Internet information service providers, publish the Internet information service providers’ standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet information service providers and their employees keep users’ personal information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued in July 2013 by the PRC Ministry of Industry and Information Technology (formerly known as the Ministry of Information Industry), or MIIT, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance, which could have an adverse effect on our financial condition and operating results.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

In September 2012, we completed an offering of US$180 million in aggregate principal amount of 0.5% convertible senior notes due 2017, or the 2017 Notes. In October 2013, we completed another offering of US$800 million in aggregate principal amount of 1.25% convertible senior notes due 2018, or the 2018 Notes. In June 2015, we completed an offering of US$700 million in aggregate principal amount of 1.00% convertible senior notes due 2020, or the 2020 Notes, and US$400 million in aggregate principal amount of 1.99% convertible senior notes due 2025, or the 2025 Notes. In September 2016, we concurrently completed an offering of 32,775,000 ADSs at US$45.96 per ADS (taking into account of the fully exercised over-allotment option) and an offering of US$975 million in aggregate principal amount of 1.25% convertible senior notes due 2022 (taking into account of the fully exercised over-allotment option), or the 2022 Notes. In August 2014, May 2015, December 2015 and September 2016, we issued US$500 million in aggregate principal amount of 1.00% convertible notes due 2019, or the Priceline 2019 Notes, US$250 million in aggregate principal amount of 1.00% convertible notes due 2020, or the Priceline 2020 Notes, US$500 million in aggregate principal amount of 2.00% convertible notes due 2025, or the Priceline 2025 Notes, and US$25 million in aggregate principal amount of 1.25% convertible notes due 2022, or the Priceline 2022 Notes, respectively, to Priceline Group Treasury Company B.V., an indirect wholly-owned subsidiary of The Priceline Group Inc., or Priceline. In December 2015, we issued US$500 million in aggregate principal amount of 2.00% convertible notes due 2025, or the Hillhouse 2025 Notes, to Gaoling Fund, L.P. and YHG Investment, L.P., or collectively Hillhouse, in addition to the aforementioned issuance to Priceline. In September 2016, we closed private placements of our ordinary shares with the respective subsidiaries of Baidu and Priceline at an aggregate amount of US$100 million and US$25 million, respectively. As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals and there are restrictions for us to make loans to our consolidated affiliated Chinese entities. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and our consolidated affiliated Chinese entities, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, on March 3, 2015, SAFE promulgated a Circular on the Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or SAFE Circular 19, which became effective on June 1, 2015 and replaced SAFE Circular 142. Previously, pursuant to SAFE Circular 142, the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable government authority and may not be used for equity investments in China, and the FIE may not change how it uses such capital without SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans. Although SAFE Circular 19 restates certain restrictions on the use of investment capital denominated in foreign currency by FIEs, it specifies that the registered capital of an FIE, denominated in foreign currency, can be converted into Renminbi at the discretion of such FIE and can be used for equity investment in China subject to the invested company’s filing of a reinvestment registration with the relevant local SAFE. On June 9, 2016, SAFE issued the Circular on Reforming and Regulating the Administrative Policy of the Settlement under Capital Accounts, or SAFE Circular 16, which became effective on the same date. Although SAFE Circular 16 further extends the reform to cover foreign currency income under capital account, including capital, foreign debt and proceeds from offshore offering and listing, an FIE’s foreign currency income and such income settled in Renminbi under the capital account cannot be used directly and indirectly for any purposes out of the FIE’s business scope or in areas prohibited by laws and regulations. However, the interpretation and enforcement of SAFE Circular 19 and SAFE Circular 16 remained to be subject to uncertainty.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our various offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We have attempted to comply with the PRC regulations regarding licensing requirements by entering into a series of agreements with our consolidated affiliated Chinese entities. If the PRC laws and regulations change, our business in China may be adversely affected.

To comply with the PRC regulations regarding licensing requirements, we have entered into a series of agreements with our consolidated affiliated Chinese entities to maintain our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that our contractual arrangements with our consolidated affiliated Chinese entities, as described in this annual report, are valid under current PRC laws and regulations, as there is substantial uncertainty regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree with our counsel’s position or that we will not be required to restructure our organizational structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure — Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication operations under MIIT’s administrative control and regulatory supervision. In addition, the national networks in China connect to the Internet through government-controlled international gateways. These international gateways are the only channels through which a domestic PRC user can connect to the international Internet network. We rely on this infrastructure, primarily China Telecom and China Unicom, to provide data communications capacity. Although the PRC government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

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

Proceedings instituted by SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended.

In December 2012, SEC brought administrative proceedings against the Big Four accounting firms, including our independent registered public accounting firm in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under SEC’s investigation for potential accounting fraud. On January 22, 2014, an initial administrative law decision, or Initial Decision, was issued, censuring these accounting firms and suspending four of the five firms from practicing before SEC for a period of six months. The accounting firms filed a Petition for Review of the Initial Decision to SEC. On February 6, 2015, the Big Four China-based accounting firms each agreed to a censure and to pay a fine to SEC to settle the dispute and avoid suspension of their ability to practice before SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide SEC with access to PRC firms’ audit documents via the China Securities Regulatory Commission, or CSRC. If future document productions fail to meet specified criteria, SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from Nasdaq or the termination of the registration of our ADSs under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

As of December 31, 2016, the aggregate principal amount of our outstanding convertible notes was US$4.7 billion. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (1) any person or group gaining control of our company; (2) our company merging with or into another company or disposing of substantially all of its assets; (3) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (4) the adoption of any plan relating to the dissolution or liquidation of our company; or (5) our ADSs ceasing to be listed on a major U.S. national securities exchange in certain circumstances, subject to certain exceptions where the applicable consideration comprises U.S.-listed common equity or ADSs. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. As we have chosen, or may from time to time to choose, to follow home country practice exemptions with respect to certain corporate matters such as the requirement of majority independent directors on our board of directors, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2016 Revision) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, may be limited because we are incorporated in the Cayman Islands, and because we conduct the majority of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct the majority of our operations in China through our wholly-owned subsidiaries and several consolidated affiliated Chinese entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action in the United States upon these persons. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares represented by your ADSs are voted.

As a holder of ADSs, you will not have any right to attend general meetings of our shareholders or to cast any votes directly at such meetings. You will only be able to exercise the voting rights that attach to the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the registered holder of the underlying ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution that is to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will endeavor to notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares that are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares that are represented by your ADSs and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

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

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences for United States investors in the ADSs or ordinary shares.

Based on the market price of the ADSs and our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company, or “PFIC,” for United States federal income tax purposes for our taxable year ended December 31, 2016. The application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination as to whether we are a PFIC after the close of each taxable year. Accordingly, we cannot assure you of our PFIC status for our current taxable year ending December 31, 2017 or for any future taxable year.

A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income. The value of our assets generally will be determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. Additional Information — Taxation — United States Federal Income Tax Considerations) held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For a more detailed discussion of United States federal income tax consequences to U.S. Holders that would result from our classification as a PFIC, see “Item 10.E. Additional Information — Taxation — United States Federal Income Tax Considerations.”

ITEM 4.                                    INFORMATION ON THE COMPANY

A.                                     History and Development of the Company

We commenced our business in June 1999. In March 2000, we established an exempted company with limited liability under the Companies Law in the Cayman Islands, Ctrip.com International, Ltd., as our new holding company. Since our inception, we have conducted the majority of our operations in China and expanded our operations overseas in 2009. As of December 31, 2016, we mainly operated our business through the following significant subsidiaries:

•                  C-Travel International Limited;

•                  Ctrip.com (Hong Kong) Limited;

•                  Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;

•                  Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information;

•                  Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network;

•                  Wancheng (Shanghai) Travel Agency Co., Ltd., or Wancheng;

•                  Shanghai Hecheng International Travel Agency Co., Ltd., or Hecheng;

•                  Ctrip Information Technology (Nantong) Co., Ltd., or Ctrip Information Technology;

•                  Beijing JointWisdom Information Technology Co., Ltd., or JointWisdom (formerly known as China Software Hotel Information System Co., Ltd.);

After our share exchange transaction with Baidu in October 2015, we obtained approximately 45% of the aggregate voting interest of Qunar. In December 2015, we issued ordinary shares represented by ADSs to certain special purpose vehicles holding shares solely for the benefit of certain Qunar employees and, as consideration, we received class B ordinary shares of Qunar and directly injected these shares to a third-party investment entity dedicated to investing in business in China. From accounting perspective, we started to consolidate Qunar’s financial statements from December 31, 2015. Therefore, Qunar Cayman Islands Limited, the Cayman Islands holding company of Qunar, and its wholly owned subsidiary, Beijing Qunar Software Technology Co., Ltd., or Qunar Software, may also be deemed as our significant subsidiaries from accounting perspective, although Qunar continues to operate its businesses independently.

We also conduct part of our business in China primarily through the following significant consolidated affiliated Chinese entities and certain of their subsidiaries:

•                  Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds a value-added telecommunications business license;

•                  Beijing Ctrip International Travel Agency Co., Ltd., or Beijing Ctrip, which holds an air transport sales agency license and a domestic and cross-border travel agency license;

•                  Guangzhou Ctrip Travel Agency Co., Ltd., or Guangzhou Ctrip, which holds an air transport sales agency license and a domestic and cross-border travel agency license;

•                  Shanghai Ctrip International Travel Agency Co., Ltd. (formerly known as Shanghai Ctrip Charming International Travel Agency Co., Ltd.), or Shanghai Ctrip, which holds domestic and cross-border travel agency and air transport sales agency licenses;

•                  Shenzhen Ctrip Travel Agency Co., Ltd., or Shenzhen Ctrip, which holds an air transport sales agency license and a domestic travel agency license;

•                  Chengdu Ctrip Travel Agency Co., Ltd, or Chengdu Ctrip, which holds an air transport sales agency license and a domestic travel agency license;

•                  Ctrip Insurance Agency Co., Ltd., or Ctrip Insurance, which holds an insurance agency business license;

•                  Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (formerly known as Shanghai Huacheng Southwest Travel Agency Co., Ltd.), or Shanghai Huacheng, which holds domestic travel agency and air transport sales agency licenses; and

•                  Chengdu Ctrip International Travel Agency Co., Ltd, or Chengdu Ctrip International, a wholly-owned subsidiary of Shanghai Ctrip, which holds domestic and cross-border travel agency licenses and an air transport sales agency license.

In addition, after we started to consolidate the financial statements of Qunar from December 31, 2015, Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing, which holds the licenses, approvals and key assets such as mobile application and website that are essential to the business operations of Qunar, may be deemed as our significant consolidated affiliated Chinese entity from accounting perspective, although Qunar continues to operate its businesses independently.

From time to time, we have selectively acquired or invested in businesses that complement our existing business, and will continue to do so in the future to expand and develop our business. See “Item 4.B. Information on the Company — Business Overview — Strategic Investments and Acquisitions” for material strategic investments and acquisitions over the past two years. Other than the material acquisitions or investments disclosed under “Item 4.B. Information on the Company — Business Overview — Strategic Investments and Acquisitions” or elsewhere in this annual report on Form 20-F, no acquisitions or investments was material to our businesses or financial results at the time we made the acquisition or investment.

In August 2014, we have expanded an existing commercial agreement with Priceline to strengthen our global partnership. In addition, we issued US$500 million in aggregate principal amount of the Priceline 2019 Notes to Priceline Group Treasury Company B.V., an indirect wholly-owned subsidiary of Priceline, and granted Priceline a permission to acquire our shares in the open market over before August 2015, so that combined with shares issuable upon conversion of the Priceline 2019 Notes, Priceline may hold up to 10% of our outstanding shares. Upon subscription of the Priceline 2019 Notes, Priceline acquired the right to appoint an observer to our board of directors. In May 2015, December 2015 and September 2016, we issued US$250 million in aggregate principal amount of the Priceline 2020 Notes, US$500 million in aggregate principal amount of the Priceline 2025 Notes, and US$25 million in aggregate principal amount of the Priceline 2022 Notes, respectively, to the same subsidiary of Priceline for its additional investment in us. Immediately following issuance of the Priceline 2022 Notes in September 2016 and assuming full conversion of the convertible notes issued to Priceline according to their terms, Priceline will have beneficially owned securities representing approximately 8.89% of our outstanding shares based on the amendment to Schedule 13D filed by the subsidiary of Priceline on September 19, 2016. We have also extended permission to Priceline Group to increase its ownership in our company through the acquisition of ADSs in the open market so that, when combined with the shares issuable upon conversion of all of the Priceline notes, Priceline continues to be entitled to hold up to 15% of our outstanding shares (excluding shares that are beneficially owned by Priceline or its subsidiary due to any such entities’ ownership or conversion of the Priceline 2025 Notes). We and Priceline have continued the existing commercial partnership, whereby accommodations inventory is cross-promoted between the brands. Concurrently with our issuance of the Priceline 2025 Notes in December 2015, Hillhouse also subscribed for and was issued US$500 million in aggregate principal amount of the Hillhouse 2025 Notes, in substantially the same terms as those issued to Priceline.

In September 2016, we concurrently completed an offering of 32,775,000 ADSs at US$45.96 per ADS (taking into account of the fully exercised over-allotment option) and an offering of US$975 million in aggregate principal amount of the 2022 Notes (taking into account of the fully exercised over-allotment option). The 2022 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2022 Notes will be convertible into ADSs based on an initial conversion rate of 15.2688 ADSs per US$1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$65.49 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of the Company’s ADSs on September 6, 2016 of US$45.96 per ADS). The conversion rate for the 2022 Notes is subject to adjustment upon the occurrence of certain events. The 2022 Notes will bear interest at a rate of 1.25% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2017. The 2022 Notes will mature on September 15, 2022, unless previously repurchased or converted in accordance with their terms prior to such date. Concurrently with our ADS offering, we closed private placements of our ordinary shares with the respective subsidiaries of Baidu and Priceline at an aggregate investment amount of US$100 million and US$25 million, respectively, pursuant to exemptions from registration with SEC under Regulation S and Section 4(a)(2) of the Securities Act, respectively. In addition, concurrently with the closing of the 2022 Notes offering, we also closed a private placement of US$25 million aggregate principal amount of convertible notes due 2022 with a subsidiary of Priceline pursuant to an exemption from registration with SEC under Section 4(a)(2) of the Securities Act, in substantially the same terms as those of the 2022 Notes.

Effective December 1, 2015, we changed our ADS to ordinary share ratio from four ADS representing one ordinary share to eight ADSs representing one ordinary share. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

Our principal executive offices are located at 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, and our telephone number is +86 (21) 3406-4880. Our agent for service of process in the United States is CT Corporation System. Our principal website address is www.ctrip.com. The information on our websites should not be deemed to be part of this annual report.

B.                                     Business Overview

We are a leading travel service provider for accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. We aggregate hotel and transportation information to enable business and leisure travelers to make informed and cost-effective bookings. We help leisure travelers book tour packages and guided tours, and help corporate clients effectively manage their travel requirements. In addition, we offer a variety of other travel-related services, including but not limited to travelers’ reviews, attraction tickets, travel-related financing and car services, and travel insurance and visa services to meet the various booking and travelling needs of both leisure and business travelers. Since commencing operations in 1999, we have become one of the best-known travel brands in China capable of providing truly one-stop travel services. Our leading market position has been further strengthened since our investment in Qunar, one of the leading mobile and online commerce platforms for travel in China. Qunar has been operating independently as a travel service provider after our investment.

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

Meanwhile, Qunar continued its independent innovation of technology capabilities, leveraging its proprietary mobile applications, the complementary SaaS system and its search services, to provide more efficient and comprehensive services and accelerate its network effect.

We target our services primarily at business and leisure travelers in China who do not travel in groups, catering for their increasing needs for both domestic and international travel with an emphasis on the latter to enable us to quickly adjust to the changing market environment. These types of travelers, who are referred to in the travel industry as FITs (frequent independent travelers) and whom we refer to as independent travelers in this annual report, form a traditionally under-served yet fast-growing segment of the China travel market, and we saw opportunities of growth from this segment’s need for international travel. We act as an agent in substantially all of our transactions and generally do not take inventory risks with respect to the hotel rooms and transportation tickets booked through us. We derive our accommodation reservation, transportation ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, transportation tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. As of December 31, 2016, we had secured room supply relationships with approximately 520,000 hotels in China and approximately 670,000 hotels abroad, which cover a broad range of hotels in terms of prices and geographical locations. Through strategic cooperation arrangements with other leading online accommodation reservation service providers in recent years, we expanded our overseas hotel network by gaining access to more international hotels on these platforms through our accommodation reservation services. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. The hotel direct business of Qunar, which covers a wide range of hotels from upscale hotels to mass-market hotels to family-run and small boutique hotels, recently began to benefit from our hotel accommodation capabilities by accessing our high-end hotel supplies.

We believe that we are the largest consolidator of airline tickets and the top air tickets distribution agency in China in terms of the total number of airline tickets booked and sold through us. Our airline ticket suppliers include all major PRC airlines and over 300 international airlines that operate flights originating in cities at home and abroad, and offer over 3 million flight routes, connecting over 5,000 cities in approximately 200 countries. Partnering with over 1,000 third-party travel service providers, we are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes through mobile platform, Internet websites and customer service centers and arrange electronic payment. In addition, we provide the same levels of centralization and convenience to customers seeking to make reservations on their chosen train and bus routes. We believe that we have realized a notable innovation in our transportation ticketing services, namely, our integrated product offering of air, train and bus tickets. International airline tickets sales volume through our platform grew significantly in 2016.

Our continuing development of an advanced and centralized system further strengthens our cross-selling strategy. When users search for any of the three transportation products on our database, our system can automatically provide the recommendations to the other two transportation modes with the same dates, origins and destinations. This capability significantly helps our customers to streamline their decision-making process in searching for the most convenient, cost-efficient transportation. Moreover, Qunar’s proprietary technology systems and its own cross-selling capabilities provide alternatives to customers with diverse needs and preferences.

We also offer independent leisure travelers bundled packaged-tour products, including group tours, semi-group tours, customized tours and packaged tours with different transportation arrangements, such as flights, cruises, buses or car rental. We are the top packaged-tour operator in China in terms of online market share and most recognized brand in China’s outbound travel services. We provide integrated transportation and accommodation services through cooperation with over 10,000 platform partners, and offer a variety of value-added services including transportation at destinations, as well as attraction tickets, local activities, insurance, visa services and tour guides. We offer customers one-stop services to meet their needs before, during and after their trips. We also provide high quality customer services, supplier management and customer relationship management services. Our packaged-tour products cover a variety of domestic and international destinations.

We have been building up a multifaceted ecosystem within the travel section, and offer our services to customers through an advanced transaction and service platform consisting of our mobile platform, multi-lingual websites and our centralized, 24-hour customer service centers. We have built up an industry-leading mobile platform which enhances user experience and user engagement. Cumulative downloads for our mobile app grew from approximately 1.7 billion as of December 31, 2015 to approximately 2.9 billion as of December 31, 2016. In addition, our 24-hour service centers, which provide responsive and high quality customer services, further differentiate us from other online travel service providers. In 2016, transactions effected through our mobile channel accounted for approximately 71% of our transaction orders.

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

Our revenues are primarily generated from the accommodation reservation, transportation ticketing, packaged-tour services and corporate travel. For information on revenues attributable to our different products and services, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results.”

Products and Services

We began offering accommodation reservation and transportation ticketing in October 1999. In 2016, we derived approximately 37% of our revenues from the accommodation reservation business and 45% of our revenues from the transportation ticketing business. In addition, we offer other products and services including packaged tours, mostly bundled by us, that cover hotel, ticketing and transportation as well as corporate travel management services.

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

As of December 31, 2016, we had contracted with approximately 520,000 hotels in China, of which a majority have guaranteed room allotments, allowing us to reserve rooms for our customers even during peak seasons and provide instant confirmation. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a significant part of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking.

Transportation Ticketing.  Transportation Ticketing revenues mainly represent revenues from reservation of air tickets, railway-tickets and other related services. We sell air tickets as an agent for all major domestic PRC airlines, such as Air China, China Eastern Airlines, China Southern Airlines and Hainan Airlines and many international airlines operating flights that originate from cities at home and abroad, such as Cathay Pacific, Singapore Airlines, American Airlines, Lufthansa, Emirates Airlines, Qantas Airways, Air France-KLM and Delta Air Lines. We also provide other related service to our customers, such as sales of aviation and train insurance, air-ticket delivery services, online check-in, and other value-added services, such as online seat selection and flight dynamics.

Our customers can book tickets through our mobile platform, Internet websites and customer service centers and make payment electronically. The airline industry, including airline ticket pricing, is regulated by CAAC. Therefore, we have no discretion in offering discounts on the air tickets we sell.

Packaged Tours.  We also offer independent leisure travelers bundled packaged-tour products, including group tours, semi-group tours, customized tours and packaged tours with different transportation arrangements, such as flights, cruises, buses and car rental. We provide integrated transportation and accommodations services and offer a variety of value-added services including transportation at destinations, as well as attraction tickets, local activities, insurance, visa services and tour guides. We offer customers one-stop services to meet their needs before, during and after their trips. We also provide high quality customer services, supplier management and customer relationship management services. Our packaged-tour products cover a variety of domestic and international destinations.

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

Other Products and Services.  Our other products and services include online advertising services, the sale of Property Management System, or PMS, and related maintenance service. Other products and services accounted for a small portion of our total revenues in 2016.

Seasonality

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results” for a discussion of seasonality in the travel industry.

Transaction and Service Platform

Our customers can reach us for their travel-related needs through either our mobile platform, our multi-lingual websites or our customer service centers. In 2016, transactions executed through our websites and mobile platform combined further increased, accounting for more than 92% of our total transactions, compared with 86% in 2015. To improve the efficiency of our service platform and expand our business opportunities, we have made some technology improvements, such as enhanced international flight search capability, expanded payment methods and virtual desktop technology, which is deployed and in operation for our customer service centers.

Mobile Platform.  Our mobile booking software provides one-stop travel platform to our customers who search for hotels, flights, trains, car rental, tickets and other travel products, and completes bookings within minutes. Mobile applications enable our customers to make bookings more efficiently and have fueled our business growth in new direction. Our customers can also search for travel-related editorial content about destinations and travel tips through the mobile platform. Moreover, travelers can share their travel experience and micro-blogs with others through Ctrip community. We first introduced mobile applications in 2010. Since then we have upgraded mobile applications, added new functions into it on a regular basis and engaged celebrities to promote our brands and mobile platform. Cumulative downloads for Ctrip mobile app exceeded 2.9 billion as of December 31, 2016 with a significant portion of our hotel and air ticket transactions executed on it on a daily basis.

In 2013, we developed a corporate travel mobile app, which was the first of its kind in China and provides efficiency to corporate travelers. The app has extensive booking capabilities that match the personal preference of the traveler with their companies’ travel policies. It also features “smart itinerary” and “travel update” functions to ensure users are informed immediately of any changes to their journey. Users of this app may also enjoy our call center support 24 hours a day, seven days a week.

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

Marketing and Brand Awareness

Through mobile and online marketing, brand promotion, cross-marketing, and customer rewards program, we have created a strong Ctrip brand that is commonly associated in China with value travel products and services and superior customer service. We will continue to use our focused marketing strategy to further enhance awareness of our brand and acquire new customers.

Mobile Marketing.  We have worked with major Internet portals and leading mobile apps in their respective sectors to advertise locally and also have worked with top smart phone manufacturers to increase the number of our app downloads and promote more activations and transactions.

Online Marketing.  We have contracted many of the leading Internet search engines in China to prominently feature our websites and have cooperated with online companies to promote our services, as well as conducting public relations activities. We have purchased related keywords or directory links to direct potential customers to our websites.

Brand Promotion.  We conduct our brand campaigns through advertising on video streaming websites, targeted LCD displays in public space, and television in major cities in China. We also work with celebrities and embed our brand and travel products into TV live shows, movies and other entertainment marketing channels. Based on our experience, we believe these are effective ways to enhance brand awareness and attract new generation of customers.

Cross-Marketing.  We have entered into cross-marketing arrangements with major PRC domestic airlines, financial institutions, telecommunications service providers and other corporations. Our airline partners and financial institution partners recommend our products and services to members of their mileage programs or bank card holders. Customers can accumulate miles by booking air tickets through us, or earn Ctrip’s points by paying through co-branded credit cards.

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

Furthermore, we have developed an electronic confirmation system that enables participating hotel suppliers to receive our customer’s reservation information and confirm such reservation through our online interface with the hotel suppliers. We believe that the electronic confirmation system is a cost-effective and convenient way for hotels to interface with us. We have not had any material disputes with our travel suppliers with respect to the amount of commissions to which we were entitled.

Technology and Infrastructure

Since our inception, we have been able to support substantial growth in our offline and online traffic and transactions with our technology and infrastructure.

We provide our customers sales and support service by mobile apps, by websites, by telephone or via e-mail, 24 hours a day, seven days a week. We maintain in-house call centers to ensure high quality of our services. Our call centers are located in various locations, including in Shanghai and in Nantong. We have invested significantly in our call center technologies over years and provide top-notch services in China and Asia.

Our systems servers are housed in various locations, mainly in Shanghai and Nantong, and these system services are inter-linked among themselves. The performance of our systems servers are monitored and supported 24 hours a day, seven days a week. The web hosting facilities are equipped with back-up capabilities and perform real-time mirror back-up and additional back-up for off-site storage on a daily basis.

We maintain dedicated servers and high speed Internet access to provide fast responses to customer requests, load balance and data back-up. We regularly upgrade our hardware and software and procure security services to protect our servers against unauthorized access to data, or unauthorized alteration or destruction of data.

We believe our cutting-edge technology used throughout our quality services distinguishes us from our competitors in China. Our goal has been to build a reliable, scalable, and secure infrastructure to fully support our customer service centers, mobile and website operations and one-stop travel platform.

Competition

In the hotel consolidation market, we compete primarily with domestic and foreign invested consolidators of hotel accommodations. We also compete with new online travel search and service provider platforms; as well as traditional travel agencies. We believe that the volume of hotel room booking by FITs from our main competitors is significantly lower than ours. However, as the travel business in China continues to grow, we may face competition from new players in the hotel consolidation market in China and foreign travel consolidators that may enter the China market.

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

Our major domain names are ctrip.com and ctrip.com.cn, both of which have been registered with www.markmonitor.com, and we have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered our major trademarks “Ctrip” and “携程” (Chinese characters for Ctrip) with the Trademark Office of the PRC State Administration for Industry and Commerce, or SAIC, with the Registrar of Trademarks in Hong Kong and also with the United States Patent and Trademark Office. In 2009, we registered the trademark “携程” (Chinese characters for Ctrip) with the Taiwan Intellectual Property Office and with Direcção dos Serviços de Economia of Macau. In 2014 and 2015, we also registered the trademark “Ctrip” and “携程” (Chinese characters for Ctrip) in Korea, European Union, Singapore, Swiss, Australia, New Zealand, Japan, Turkey, Vietnam and The United Arab Emirates.

In 2015, we were recognized as “the Best Online Travel Agency in China” by Travel Weekly China. In 2016, we were awarded the “Most Valuable App” at the China App Development Forum and 2016 Most Popular App Awards Ceremony held in Beijing, China. Our customer service was recognized as the “2016 Best Call Center” at the 2016 Internet + China E-Commerce Summit Forum & China Call Center Development.” We were ranked in the “China’s top 10 most innovative companies” and the “10 most innovative companies in travel” lists of 2017 by Fast Company, a major financial business magazine in the United States.

Strategic Investments and Acquisitions

To maintain and strengthen our leading market position in China and to become a major travel service provider in the Greater China market, we constantly evaluate opportunities for strategic investments in, and acquisitions of, complementary businesses, assets and technologies and have made such investments and acquisitions from time to time. We have made the following material strategic investments and acquisitions over the past two years.

We formed Homeinns Hotel (Hong Kong) Limited, or Homeinns Hong Kong, in 2001 to expand our business to include the hotel management service. We spun off all of our interest in Homeinns Hong Kong in August 2003. Homeinns Hong Kong became a wholly-owned subsidiary of Homeinns in June 2006. Homeinns undertook an initial public offering and its ADSs were listed on the Nasdaq Global Market in October 2006. During the period from September 12, 2008 to March 31, 2009, we purchased ADSs of Homeinns on the open market representing approximately 10% of the then total outstanding ordinary shares of Homeinns. In May 2009, we entered into a purchase agreement with Homeinns to acquire additional equity interest in Homeinns through a private placement of its ordinary shares for $50 million in cash. In connection with this private placement, we have also obtained certain demand, piggyback and Form F-3 registration rights from Homeinns. In June 2015, we, together with our co-founder and executive chairman Mr. James Jianzhang Liang (then chief executive officer), our co-founder and independent director Mr. Neil Nanpeng Shen and certain other buyers, delivered a non-binding letter to Homeinns which proposes to acquire all of its outstanding ordinary shares not already owned by these buyers for a cash consideration of US$35.8 per ADS. In December 2015, Homeinns entered into an agreement and plan of merger with the special purpose vehicles formed by our consortium, pursuant to which one of our special purpose vehicles will merge with and into Homeinns with Homeinns continuing as the surviving company after the merger. In December 2016, we completed a share exchange transaction with BTG, a PRC joint stock company that is listed on the Shanghai Stock Exchange and principally engaged in the management of hotels and tourism destinations, whereby Ctrip exchanged its 15% equity interest in Homeinns in the consideration for 104,901,899 ordinary shares of BTG. Following the share exchange with BTG, we held approximately 22% equity interest in BTG as of December 31, 2016.

Following our aggregate US$30 million investment in Tuniu in May 2014 and December 2014, in May 2015, we purchased 3,750,000 newly issued Class A ordinary shares of Tuniu at an aggregate consideration of approximately US$20 million. We held an aggregate equity interest of approximately 4% of Tuniu’s total outstanding shares as of December 31, 2016.

In January 2015, we completed an investment transaction acquiring a majority stake in Travelfusion Limited, a UK-based leading online Low Cost Carrier travel content aggregator and innovator of Direct Connect global distribution solutions.

In May 2015, we made an investment in eLong through acquiring the shares of eLong from certain selling shareholders, including Expedia together with several other investors. We acquired approximately 38% equity stake in eLong for a total purchase price of approximately US$422 million. In addition, we and Expedia agreed to cooperate with each other to allow our respective customers to benefit from certain travel product offerings for specified geographic markets. In August 2015, we, together with Tencent Holdings Limited, or Tencent, and certain other buyers, delivered a non-binding letter to eLong which proposes to acquire all of its outstanding ordinary shares not already owned by these buyers for a cash consideration of US$18.00 per ADS. In February 2016, eLong entered into an agreement and plan of merger with China E-dragon Holdings Limited, the special purpose vehicle formed by the consortium led by Tencent, and China E-dragon Mergersub Limited, a wholly owned subsidiary of China E-dragon Holdings Limited, pursuant to which China E-dragon Holdings Limited will acquire eLong. Following the completion of eLong’s  going private transaction in May 2016, China E-dragon Holdings Limited was owned by certain of eLong’s existing shareholders, including us, along with Seagull Limited and certain management members of eLong.

As part of our ongoing strategy to invest in complementary business and further expand our product offerings, in October 2015, we completed a share exchange transaction with Baidu, pursuant to which Baidu exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of Qunar, beneficially owned by Baidu prior to the consummation of the transaction for our 11,488,381 newly-issued ordinary shares. Immediately after the closing of the transaction, Baidu owned our ordinary shares representing approximately 25% of our aggregate voting interest, and we owned Class B ordinary shares of Qunar representing approximately 45% of Qunar’s aggregate voting interest. Robin Yanhong Li, Baidu’s chairman and chief executive officer, and Tony Yip, vice president, head of investments, mergers and acquisitions of Baidu, have been appointed to our board of directors. As a result of the share exchange transaction with Baidu, we became a significant shareholder of Qunar. Following our investment in Qunar, Qunar continues to operate its business independently. We have certain business cooperation arrangements with Qunar.

We believe that it would be in the interest of our shareholders and us to provide equity incentives to Qunar employees to align their interests with those of Qunar and its shareholders, including us. In connection with our transaction with Baidu, we agreed to issue approximately 5 million ordinary shares to certain special purpose vehicles holding shares solely for the benefit of Qunar employees. The issuance of such Ctrip shares to Qunar employees is conditional upon the surrender by such employees of any Qunar securities held by or granted to them. As of the date of this annual report, we offered a total of approximately 4.7 million ordinary shares represented by ADSs to three special purpose vehicles holding these shares solely for the benefit of Qunar employees. As consideration, we received Class B ordinary shares of Qunar and directly injected these shares to a third-party investment entity dedicated to investing in business in China. Under U.S. GAAP, as a result of our share exchange with Baidu in October 2015 and share issuance for the benefit of Qunar employees in December 2015, we began to consolidate Qunar’s financial statements from December 31, 2015 from an accounting perspective. In June 2016, the board of directors of Qunar received a non-binding “going private” proposal, dated June 23, 2016, from Ocean Management Limited to acquire all outstanding ordinary shares of Qunar not beneficially owned by Qunar’s shareholders accounting for a majority in voting power of Qunar for US$30.39 per ADS, or US$10.13 per ordinary share, of Qunar in cash. The board of directors of Qunar formed a special committee to consider the “going private” proposal and the transaction contemplated by such proposal. In October 2016, Qunar announced that it had entered into definitive merger agreement for the going private transaction. Qunar announced that its going private transaction was approved by its shareholders and later completed in February 2017.

In late 2015 and early 2016, we agreed to make certain investments, in the form of limited partnership contribution or other financing arrangements in several non-U.S. investment entities which are managed or owned by parties unaffiliated with each other and unaffiliated with us and are dedicated to investing in businesses in China. As of December 31, 2016, we issued an aggregate of approximately 6.2 million ordinary shares, including approximately 3.1 million ordinary shares represented by ADSs, and provided capital contribution or financial support in a total amount of approximately US$1.3 billion in cash to some of these non-U.S. investment entities. These investment entities have, in the aggregate, acquired a significant portion of the shares of Qunar not otherwise owned by Ctrip through privately negotiated transactions. Under U.S. GAAP, we consolidate the financial statements of these investment entities from an accounting perspective.

In January 2016, we invested US$180 million in MakeMyTrip (Nasdaq: MMYT), India’s largest online travel company, via convertible notes. In addition, MakeMyTrip has granted us permission to acquire MakeMyTrip shares in the open market, so that combined with shares convertible under the convertible notes, we may beneficially own up to 26.6% of MakeMyTrip’s outstanding shares. Following completion of the investment, we appointed a director to the MakeMyTrip board of directors. In October 2016, MakeMyTrip entered into a transaction agreement with MIH Internet Sea Private Limited and MIH B2C Holdings B.V. regarding the acquisition by MakeMyTrip of Ibibo Group Holdings (Singapore) Private Limited, one of India’s leading online travel groups. In connection with this MakeMyTrip’s transaction, we agreed to convert our convertible notes into 9,857,028 ordinary shares of MakeMyTrip, which represented approximately 10% equity interest of combined companies.

In April 2016, we announced strategic collaboration with China Eastern Airlines (SSE: 600115, SEHK: 00670, NYSE: CEA), one of China’s three major air transportation groups, on a broad range of products and services. In June 2016, we invested approximately RMB3 billion in approximately 466 million A shares of China Eastern Airlines in a private placement. Further, we may in the future invest in up to 10% of the shares of China Eastern Airlines, and may also nominate a representative to its board.

In December 2016, we consummated an acquisition transaction whereby shares held by nearly all the shareholders of Skyscanner, a leading global travel search site headquartered in Edinburgh, the United Kingdom, were acquired by Ctrip. The total purchase consideration for the acquisition of Skyscanner was approximately £1.4 billion, which consists of £1.2 billion in cash and the remainder in our ordinary shares. After the acquisition, the then incumbent management team of Skyscanner continues to manage its operations independently as part of the Ctrip group.

PRC Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency and value-added telecommunications businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our consolidated affiliated Chinese entities as well as certain independent air-ticketing agencies and travel agencies. Some of our directors and officers, all of whom are PRC citizens, directly or indirectly own all or most of the equity interests in our consolidated affiliated Chinese entities as of the date of this annual report.

According to our PRC counsel, Commerce & Finance Law Offices, the ownership structures, as described in this annual report, comply with all existing PRC laws, rules and regulations.

Restrictions on Foreign Ownership

Air-ticketing.  According to the Air Transportation Sales Agent Qualification Accreditation Measures (2006) and relevant foreign investment regulations regarding air transportation business, a foreign investor currently cannot own 100% of an air-ticketing agency in China, except for Hong Kong and Macau air transportation sales agents. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger air tickets for domestic flights in China, except for Hong Kong and Macau air transportation sales agents.

Travel Agency.  Currently, foreign investors are permitted to establish or own a travel agency upon PRC government approval, subject to considerable restrictions on its scope of business. For examples, under the Travel Agency Regulations, which became effective on May 1, 2009, foreign-invested travel agencies cannot arrange for PRC residents to travel overseas or to Hong Kong, Macau or Taiwan, unless otherwise decided by the State Council or allowed under any applicable free trade agreement executed by the PRC government or according to the Closer Economic Partnership Arrangement between Mainland China and Hong Kong or Macau, or CEPA. According to the CEPAs, starting from January 1, 2013, travel agencies in which qualified Hong Kong or Macau investors hold an interest are permitted to arrange group tours for PRC residents from mainland China to Hong Kong and Macau. Moreover, on a trial basis, one qualified Sino-foreign joint venture, in which qualified Hong Kong investors hold an interest, and one qualified Sino-foreign joint venture, in which qualified Macau investors hold an interest, were permitted to arrange group tours for PRC residents to travel overseas (excluding Hong Kong, Macau and Taiwan). On August 29, 2010, the PRC National Tourism Administration, or NTA, and MOFCOM further promulgated the Interim Measures for Supervising Pilot Operation of Overseas Travel Business by Sino-Foreign Joint Venture Travel Agencies, according to which NTA may choose and approve certain qualified Sino-foreign joint venture travel agencies to operate business of arranging PRC residents travelling to overseas destinations, Hong Kong and Macau (excluding Taiwan), on a trial basis.

Online Advertising.  The principal regulation governing foreign-invested advertising agencies in China are the Foreign Investment Industrial Guidance Catalogue (2015 Revision), or the Catalogue, which came into effect on April 10, 2015. Under the Catalogue, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, foreign investment in advertising agencies that provide online advertising services is still subject to restrictions of foreign investment in the value-added telecommunications business.

Value-added Telecommunications Business License.  The principal regulations governing foreign investment in the value-added telecommunications service provision business in China include:

•                  Administrative Provisions on Foreign Invested Telecommunications Enterprises (2016 Revision); and

•                  The Catalogue.

Under these regulations, a foreign entity is prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services.

In July 2006, MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Business, which stipulates that a domestic company that holds a value-added telecommunications business license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and prohibited from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names used in the value-added telecommunications business must be owned by the domestic value-added telecommunications license holders. Due to lack of further interpretation by MIIT, it remains unclear what impact the above circular will have on us or other PRC Internet companies that have adopted the same or similar corporate and contractual structures as ours.

General Regulation of Businesses

Tourism Law.  On April 25, 2013, the Standing Committee of NPC issued the PRC Tourism Law, or the Tourism Law, which took effect on October 1, 2013. The Tourism Law aims to protect tourists’ legal rights, regulate travel market and promote the development of travel industry, and sets forth specific requirements for the operation of travel agencies. Travel agencies are prohibited from (i) leasing, lending or illegally transferring travel agency operation licenses or otherwise disseminating untrue or inaccurate information when soliciting customers and organizing tours, (ii) conducting any false publicity to mislead customers, (iii) arranging visits to or participation in any project or activity in violation of PRC laws and regulations or social morality, (iv) organizing tours at unreasonably low price to induce or cheat tourists, or obtaining unlawful profits such as kickbacks, and (v) planning itineraries against the will of tourists. In addition, travel agencies must enter into contracts with customers for travel services; and before a tour starts, a customer may assign his personal rights and obligations in a packaged-tour contract to any third person, whom the travel agency cannot refuse without cause, as long as any fee increase will be borne by the customer and the relevant third person. Accordingly, travel agencies may be subject to civil liabilities for failing to fulfill the obligations discussed above, which include rectification, issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, or revocation of its travel agency permit. Furthermore, if a travel agency arranges shopping in violation of the Tourism Law, customers have the right, within 30 days after the end of the tour, to demand that the travel agencies be responsible for the return of any purchased goods and make advance payment for the returned goods, or return the price for any tour items paid separately.

Air-ticketing.  The air-ticketing business is subject to the supervision of CNATA and its regional branches. Currently the principal regulation governing air-ticketing in China is the Air Transportation Sales Agent Qualification Accreditation Measures, which became effective on March 31, 2006.

Under this regulation, any entity that intends to conduct air-ticketing business in China must apply for an air-ticketing license from CNATA.

Travel Agency.  The travel industry is subject to the supervision of NTA and local tourism administrations. The principal regulations governing travel agencies in China include:

•                  Travel Agency Regulations, effective as of May 1, 2009; and

•                  Implementing Rules of Travel Agency Regulations, effective as of May 3, 2009.

Under these regulations, a travel agency must obtain a license from NTA to conduct cross-border travel business, and a license from the provincial-level tourism administration to conduct domestic travel agency business.

Advertising.  SAIC is responsible for regulating advertising activities in China. The principal regulations governing advertising (including online advertising) in China include:

•                  Advertising Law, as amended in 2015;

•                  Advertising Administrative Regulations, as promulgated in 1987; and

•                  Implementing rules of the Advertising Administrative Regulations, as amended in 2011.

Under these regulations, any entity conducting advertising activities must obtain an advertising permit from the local branch of SAIC.

Value-added Telecommunications Business and Online Commerce.  Our provision of travel-related content on our websites is subject to PRC laws and regulations relating to the telecommunications industry and Internet, and regulated by various government authorities, including MIIT and SAIC. The principal regulations governing the telecommunications industry and Internet include:

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

The PRC laws do not prohibit Internet information services providers from collecting and analyzing person information of their users. The PRC government, however, has the power and authority to order Internet information services providers to submit personal information of an Internet user if such user posts any prohibited content or engages in illegal activities on the Internet. Moreover, PRC criminal law prohibits companies and their employees from illegally trading or disclosing customer data obtained through the course of their business operations.

In addition, MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that Internet information services providers must not, without a user’s consent, collect information on the user that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without the user’s prior consent. Internet information services providers may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an Internet information services provider may use User Personal Information only for the stated purposes under its scope of services. The Internet information services providers are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, they must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. Furthermore, on December 28, 2012, the Standing Committee of NPC enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet information services providers must expressly inform their users of the purpose, manner and scope of their collection and use of users’ personal information, publish their standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that the Internet information services providers and their employees must keep strictly confidential users’ personal information that they collect, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange.  The principal regulation governing foreign currency exchange in China is the Forex Regulations. Under the Forex Regulations, Renminbi is freely convertible for trade- and service-related foreign exchange transactions, but not for direct investment, loan or securities investment outside China unless prior approval of SAFE is obtained.

Pursuant to the Forex Regulations, FIEs in China may purchase foreign currency without SAFE’s approval for trade- and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by SAFE) to satisfy foreign exchange liabilities or to pay dividends. In addition, if a foreign company acquires a company in China, the acquired company will also become an FIE. However, the relevant PRC government authorities may limit or eliminate the ability of FIEs to purchase and retain foreign exchange in the future. In addition, foreign exchange transactions for direct investment, loan and securities investment outside China are still subject to limitations and require approvals from SAFE.

Under the current PRC regulations, loans, either from us or from third-party sources outside of China, incurred by our subsidiaries in China to finance their activities cannot exceed statutory limits, which equal the difference between the respective approved total investment amount and the registered capital of such PRC subsidiaries, and must be registered with SAFE or its local branches. In the past, our subsidiaries have mainly funded their operations and cash needs from our initial capital injections and cash generated from such subsidiaries’ operations. Other than these discussed above, none of the Company’s PRC subsidiaries had any outstanding loans as of December 31, 2016. Based on the capital needs and cash generated from operations of our PRC subsidiaries, we do not believe that our PRC subsidiaries would need to incur substantial debts to fund their respective operations in China in the near future, and even if they need to incur debts, they could manage to obtain short-term loans from PRC banks and financial institutions, which are not subject to the statutory limits referenced above. We currently do not believe, based on the above, that the statutory debt limits on our subsidiaries in China are material to our operations in China, and we do not believe it to be reasonably likely that our PRC subsidiaries would need to incur debts exceeding their respective statutory debt limit.

SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, on August 29, 2008. Under SAFE Circular 142, registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in China. In addition, FIEs may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans. In addition, to strengthen SAFE Circular 142, on November 9, 2011, SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or SAFE Circular 45, which prohibits an FIE from converting its registered capital in foreign currency into Renminbi for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. On March 3, 2015, SAFE promulgated a Circular on the Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or SAFE Circular 19, which became effective on June 1, 2015 and replaced SAFE Circular 142. Although SAFE Circular 19 retains certain restrictions on the use of investment capital denominated in foreign currency by FIEs, it specifies that the registered capital of an FIE denominated in foreign currency can be converted into Renminbi at the discretion of such FIE and can be used for equity investment in China subject to the invested company’s filing of a reinvestment registration with the relevant local SAFE. However, the interpretation and enforcement of SAFE Circular 19 remains to be subject to significant uncertainty, which may limit our ability to transfer the net proceeds from offerings of our securities to our PRC subsidiaries and convert the net proceeds into Renminbi and adversely affect our liquidity and our ability to fund and expand our business in China.

Dividend Distribution.  The principal regulations governing distribution of dividends of WFOEs include:

•                  The Foreign-Invested Enterprise Law, as amended in 2000;

•                  Implementing Rules for the Foreign-Invested Enterprise Law, as amended in 2014;

•                  Company Law, as amended in 2014; and

•                  EIT Law and its Implementation Rules, as promulgated in 2007.

Under these regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, WFOEs in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Under the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by an FIE in China to its foreign investor that is a non-PRC resident enterprise will be subject to a 10% withholding tax, unless such non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a reduced withholding tax rate of 5%.

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a PRC resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a board definition. Notwithstanding the foregoing provision, the EIT Law also provides that, if a PRC resident enterprise directly invests in another PRC resident enterprise, the dividends received by the investing PRC resident enterprise from the invested PRC resident enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding companies.

Moreover, under the EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by a PRC entity and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is considered as income deriving from within China and if we are classified as a PRC resident enterprise.

Regulation of Income Taxes and Financial Subsidies.  See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Major Factors Affecting Our Results of Operations — Income Taxes and Financial Subsidies.”

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated affiliated Chinese entities as of December 31, 2016.

(1)                          Represents approximately 45% of the aggregate voting interest. See “Item 4.A. Information on the Company — History and Development of the Company.”

(2)                          Indirectly owned through Queen’s Road Travel Information Limited, a Hong Kong company.

(3)                          Indirectly owned through Ctrip Travel Holding, a Cayman Islands company, and its Hong Kong subsidiary, Ctrip Travel Holding (Hong Kong) Limited.

(4)                          Hui Cao and Hui Wang hold 60% and 40% of the equity interest in Beijing Qu Na Information Technology Co., Ltd., respectively.

(5)                          Min Fan and Qi Shi hold 99.5% and 0.5% of the equity interest in Shangai International Agency Co., Ltd., respectively.

(6)                          Min Fan and Tao Yang hold 90% and 10% of the equity interest in Guangzhou Ctrip Travel Agency Co., Ltd., respectively.

(7)                          Min Fan and Tao Yang hold 90% and 10% of the equity interest in Shenzhen Ctrip Travel Agency Co., Ltd., respectively.

(8)                          Min Fan and Qi Shi hold 99.5% and 0.5% of the equity interest in Chengdu Ctrip Travel Service Co., Ltd., respectively.

(9)                          Min Fan and Maohua Sun hold 89.8% and 10.2% of the equity interest in Shanghai Ctrip Commerce Co., Ltd., respectively.

(10)                      Indirectly owned through Chengdu Ctrip Information Technology Co., Ltd., a PRC company.

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our consolidated affiliated Chinese entities. We conduct a majority of our business through our wholly-owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities. Our significant consolidated affiliated Chinese entities included Ctrip Commerce, Shanghai Huacheng, Shanghai Ctrip, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip, Ctrip Insurance, Chengdu Ctrip, Chengdu Ctrip International and Qunar Beijing as of December 31, 2016. In early 2013, we amended and restated the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. We have entered into additional contractual arrangements based on substantially the same series of amended and restated forms with our other consolidated affiliated Chinese entities subsequent to our adoption of these forms, and plan to enter into substantially the same series of agreements with all of our future consolidated affiliated Chinese entities. In 2015, we further optimized the functions of our various consolidated affiliated Chinese entities to avoid duplicative operations among these consolidated affiliated Chinese entities.

As of the date of this report, some of our directors and officers are principal record owners of our consolidated affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint Ctrip Travel Information, Ctrip Travel Network, Wancheng, and Ctrip Corporate Travel or its designated person, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of our consolidated affiliated Chinese entities. Each power of attorney will remain effective during the existence of the applicable consolidated affiliated Chinese entity.

D.                                    Property, Plants and Equipment

Our first customer service center and principal sales, marketing and development facilities and administrative offices are located on owned premises comprising approximately 39,000 square meters in an economic development park in Shanghai, China. In 2015, our Shanghai headquarters relocated to Sky SOHO, our owned premises in Shanghai, China, comprising 100,167 square meters. Our second customer service center, which began operations in May 2010, is located in our owned premises in Nantong, China, comprising approximately 80,000 square meters. In addition to our China offices in more than 19 cities, we also have overseas offices in Hong Kong, Taiwan, Japan, Korea, America, Singapore, Thailand and the United Kingdom. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.

In 2016, we signed an agreement to purchase an office building of 9,943 square meters in Guangzhou for approximately RMB211 million, which was fully paid from our operating cash flow.

As of March 31, 2017, we owned an aggregate of approximately 327,000 square meters of premises for office space and call centers and leased an aggregate of approximately 121,000 square meters of premises for office space.

ITEM 4A.         UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This annual report contains forward-looking statements. See “Item 5.G. Operating and Financial Review and Prospects — Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D. Key Information — Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.                                     Operating Results

We are a leading consolidator of hotel accommodations and airline tickets in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also offer packaged-tour products and other products and services.

In 2016, we derived approximately 37%,45%,12%, 3% and 3% of our total revenues from our accommodation reservation, transportation ticketing, packaged tours, corporate travel and other products and services, respectively.

In 2016, while we continued to strengthen our PRC domestic travel businesses, we further enhanced our outbound travel businesses as part of the execution of our international strategy. As of the date of this annual report, our outbound travel businesses focus primarily on outbound accommodation reservation, outbound air ticketing and outbound packaged tours. For the year ended December 31, 2016, the aggregate volume of our outbound travel businesses accounted for approximately 16% of the total volume of combined outbound and PRC domestic accommodation reservation, air ticketing and packaged-tour businesses, and the aggregate revenue of our outbound travel businesses accounted for approximately 27% of the total revenue of combined outbound and PRC domestic accommodation reservation, air ticketing and packaged-tour businesses. Also as part of our international strategy, we consummated the acquisition transaction of the United Kingdom-based Skyscanner in December 2016 and maintained its independent management of operations as part of the Ctrip group to complement our positioning at a global scale.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Growth in the Overall Economy and Demand for Travel Services in China.  We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China and the rest of the world. According to the statistical report published on the website of PRC National Bureau of Statistics, or NBS, on February 28, 2017, China’s domestic gross product, or GDP, grew from RMB67.7 trillion in 2015 to RMB74.4 trillion in 2016, representing an annual growth rate of 6.7%.

Despite that the growth rate of the Chinese economy is slowing, we anticipate that demand for travel services in China will continue to increase in the foreseeable future. According to the statistical report published on the website of NBS on February 28, 2017, China’s domestic travel spending grew from RMB3,419.5 billion in 2015 to RMB3,939.0 billion in 2016, representing an annual growth rate of 15.2%. However, any adverse changes in economic conditions of China and the rest of the world, such as the current global financial crisis and economic downturn, could have a material adverse effect on the travel industry in China, which in turn would harm our business. See “Item 3.D. Key Information — Risk Factors — Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.”

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

•                  any travel restrictions or security procedures implemented in connection with major events in China; and

•                  general economic downturns.

See also “Item 3.D. Key Information — Risk Factors — The recurrence of SARS or other similar outbreaks of contagious diseases as well as natural disasters may materially and adversely affect our business and operating results.”

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

Major Factors Affecting Our Results of Operations

Revenues

Revenues Composition and Sources of Revenue Growth.  We have experienced significant revenue growth since we commenced operations in 1999. Our total revenues grew from RMB4.4 billion in 2012 to RMB19.8 billion (US$2.9 billion) in 2016, representing a compound annual growth rate of 45.5%.

We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2014	2015	2016
Revenues:
Accommodation reservation	41%	40%	37%
Transportation Ticketing	38%	39%	45%
Packaged tours	14%	15%	12%
Corporate travel	5%	4%	3%
Others	2%	2%	3%
Total revenues	100%	100%	100%

As we generally do not take ownership of the products and services being sold and act as an agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

Since current PRC laws and regulations impose substantial restrictions on foreign ownership of air-ticketing, travel agency and value-added telecommunications businesses in China, we conduct part of our transportation ticketing and packaged-tour businesses through our consolidated affiliated Chinese entities. Historically, we generated a portion of our revenues from fees charged to these entities. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Arrangements with Consolidated Affiliated Chinese Entities” for a description of our relationship with these entities.

Accommodation Reservation.  Revenues from our accommodation reservation business have been a significant source of revenues since our inception. In 2014, 2015 and 2016, revenues from our accommodation reservation business accounted for RMB3.2 billion, RMB4.6 billion and RMB7.3 billion (US$1.1 billion), respectively, or 41%, 40% or 37%, respectively, of our total revenues.

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

Transportation Ticketing.  Since early 2002, our transportation ticketing business has been growing rapidly. In 2014, 2015 and 2016, revenues from our transportation ticketing business accounted for RMB3.0 billion, RMB4.5 billion and RMB8.8 billion (US$1.3 billion), respectively, or 38%, 39% and 45%, respectively, of our total revenues.

We conduct our transportation ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent transportation ticketing service companies. Commissions from transportation ticketing rendered are recognized after tickets are issued.

Packaged Tours.  Our packaged-tour business has grown rapidly in the past three years. In 2014, 2015 and 2016, revenues from our packaged-tour business accounted for RMB1.1 billion, RMB1.7 billion and RMB2.3 billion (US$333 million), respectively. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as revenues after the packaged-tour services are rendered. Our consolidated affiliated entities also, from time to time, act as principal in connection with the packaged-tour services provided by them.

Corporate Travel.  Corporate travel revenues primarily include commissions from transportation ticket booking, accommodation reservation and packaged-tour services rendered to corporate clients. In 2014, 2015 and 2016, revenues from our corporate travel services accounted for RMB373 million, RMB473 million and RMB608 million (US$88 million), respectively. Commissions from transportation ticketing services rendered are recognized after transportation tickets are issued. Commissions from accommodation reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of commissions amount by the hotel. Commissions from tour package services rendered are recognized after the packaged-tour services are rendered and collections are reasonably assured.

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

Cost of Revenues

Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation of customer service center personnel, credit card service fee, telecommunication expenses and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 58%, 51% and 39% of our cost of revenues in 2014, 2015 and 2016, respectively. Credit card charges accounted for 19%, 19% and 18% of our cost of revenues in 2014, 2015 and 2016, respectively. Telecommunication expenses accounted for 7%, 4% and 3% of our cost of revenues in 2014, 2015 and 2016, respectively.

Cost of revenues accounted for 29%, 28% and 25% of our net revenues in 2014, 2015 and 2016, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. The decrease of percentage of cost of revenues over net revenues in 2016 was largely due to enhanced efficiency of our customer service.

Operating Expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, all of which include share-based compensation expense. In 2016, we recorded RMB3.6 billion (US$513 million) of share-based compensation expense compared to RMB497 million and RMB643 million for 2014 and 2015, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to maintain, monitor and manage our transaction and service platform. Product development expenses accounted for 32%, 30% and 40% of our net revenues in 2014, 2015 and 2016, respectively. The product development expenses as a percentage of net revenues in 2016 increased compared to that in 2015 primarily due to an increase in share-based compensation charges as a result of the share incentives granted in 2016 and our consolidation of Qunar’s financial results since December 31, 2015. In 2016, we continued to increase our spending on product development to increase operational efficiency in order to capture business opportunities in new products and services as well as in new markets.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Our sales and marketing expenses accounted for 30%, 28% and 30% of our net revenues in 2014, 2015 and 2016, respectively. The sales and market expenses as a percentage of net revenues in 2016 increased primarily due to an increase in share-based compensation charges as a result of the share incentive awards granted in 2016.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 12%, 10% and 13% of our net revenues in 2014, 2015 and 2016, respectively. The general and administrative expenses as a percentage of net revenues in 2016 increased primarily due to an increase in share-based compensation charges as a result of the share incentive awards granted in 2016.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Income Taxes and Financial Subsidies

Income Taxes.  Our effective income tax rate was 371%, 16% and -27% for 2014, 2015 and 2016, respectively. The significant change in our effective income tax rate from 2015 to 2016 was primarily due to the change of non-deductible share-based compensation expenses as well as the change of profit or loss before tax during the periods, and the significant decrease from 2014 to 2015 was primarily due to significantly lower pre-tax income in 2014 in an amount of RMB35 million.

Pursuant to the EIT Law, companies established in China were generally subject to EIT at a statutory rate of 25%. The 25% EIT rate applies to most of our subsidiaries and consolidated affiliated Chinese entities established in China. Some of our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, JointWisdom, and Qunar Software, and one of our consolidated affiliated Chinese entities, Qunar Beijing, are benefit from a preferential tax rate of 15% by either qualifying as HNTEs or qualifying under the Western Regions Catalogue under the EIT Law as follows.

•                  In 2014, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and JointWisdom reapplied for their qualification as HNTE, which were approved by the relevant government authority. Thus, these subsidiaries are entitled to a preferential EIT rate of 15% from 2014 to 2016, except that JointWisdom is entitled to the preferential EIT rate of 15% from 2015 to 2017. Qunar Software and Qunar Beijing are also entitled a preferential EIT rate of 15% from 2014 to 2016. We are in the process of renewing the HNTE qualifications for these entities for another three years.

•                  In 2002, SAT started to implement preferential tax policy in China’s western regions, and companies located in applicable jurisdictions covered by the Western Regions Catalogue are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. Over the years since 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for their annual tax filing subject to periodic renewals. After the initial effective period expired in 2014, the two entities were approved by the relevant government authority to renew this qualification, which will expire in 2020. In 2013, Chengdu Information obtained approval from local tax authorities to apply the 15% tax rate for its 2012 tax filing and for the years from 2013 to 2020.

In November 2011, MOF released Circular Caishui (2011) No. 111 mandating Shanghai to be the first city to carry out a pilot program of tax reform. Effective January 1, 2012, any entity in Shanghai that falls in the category of “selected modern service industries” was required to switch from being a business tax payer to become a VAT payer, who is permitted to offset expenses incurred in providing the relevant services it provides from the taxable income. In May 2013, MOF released Circular Caishui (2013) No. 37 to extend the tax reform nationwide. Effective August 1, 2013, entities within transportation service and selected modern service industries switched from a business tax payer to a VAT payer. Ctrip Travel Network and Shanghai Commerce have been subject to VAT at a rate of 6% and stopped paying the 5% business tax from January 1, 2012 onwards. In May 2016, we completed the transformation of business taxes to VAT in China.

Financial Subsidies.  In 2014, 2015 and 2016, our subsidiaries in China received financial subsidies from the government authorities in Shanghai in the amount of approximately RMB132 million, RMB199 million and RMB221 million (US$32 million), respectively, which we recorded as other income upon cash receipt. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive financial subsidies in the future.

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

Revenue Recognition.  We describe our revenue recognition policies in our consolidated financial statements. We apply ASC 605 “Revenue Recognition” to our policies for revenue recognition and presentation of consolidated statement of income and comprehensive income. The factors we have considered include whether we are able to achieve the pre-determined specific performance targets by travel suppliers for recognition of the incentive commissions in addition to the fixed-rate and our risk of loss due to obligations for cancelled hotel and airline ticket reservations. As we operate primarily as an agent to the travel suppliers and our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal, we recognize commissions on a net basis. We present revenues on a net basis generally. Revenues are recognized at gross amounts received from customers in cases where we undertake the majority of the business risks and act as principal related to the services provided. The amount of revenues recognized at gross basis was immaterial during the years ended December 31, 2016, 2015 and 2014, respectively.

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

Investment.  Our investments include cost method investments, equity method investments, held-to-maturity investments and available for-sale investments in certain publicly traded companies and privately-held companies. We apply equity method in accounting for the investments in entities in which we have the ability to exercise significant influence but do not own a majority of equity interest or which we otherwise control and the investments are in either common stock or in-substance common stock. Unrealized gains on transactions between us and an affiliated entity are eliminated to the extent of our interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We classify our investments in debt and equity securities, that are not accounted for as equity method investments, into one of three categories and accounts for these as follows: (i) debt securities that we have the positive intent and the ability to hold to maturity are classified as “held-to-maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses reported in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available-for-sale.” The available-for-sale debt securities are measured at fair value. The available-for-sale equity securities with readily determinable fair value are also measured at fair value. The changes in the fair values for available-for-sale securities measured at fair values are reported through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized. The available-for-sale equity securities without readily determinable fair value are measured at cost. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received or when impaired. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Goodwill, Intangible Assets and Long-Lived Assets.  In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. ASC 350 “Intangibles—Goodwill and Other,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. We estimate total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit. For 2014, 2015 and 2016, we did not recognize any impairment charges for goodwill or intangible assets based on the expanding and prospective business of our subsidiaries and consolidated affiliated Chinese entities. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Customer Rewards Program.  We offer a customer rewards program that allows our customers to receive travel awards and other gifts based on accumulated membership points that vary depending on the products and services purchased by the customers. Because we have an obligation to provide such travel awards and other gifts, we recognize liabilities and corresponding expenses for the related future obligations. As of December 31, 2014, 2015 and 2016, our accrued balance for the customer rewards program were approximately RMB431 million, RMB593 million and RMB658 million (US$95 million), respectively. Our expenses for the customer rewards program were approximately RMB355 million, RMB399 million and RMB202 million (US$29 million) for the years ended December 31, 2014, 2015 and 2016. We estimate our liabilities under our customer rewards program based on accumulated membership points and our estimate of probability of redemption in accordance with the historical redemption pattern. If actual redemption differs significantly from our estimate, it will result in an adjustment to our liability and the corresponding expense.

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

Deferred Tax Valuation Allowances.  We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2014, 2015 and 2016, we recorded deferred tax assets of RMB194 million, RMB405 million and RMB375 million (US$54 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2014, 2015 and 2016, it is more likely than not that the deferred tax assets resulting from the net operating losses of certain subsidiaries will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized. Also, we have elected to early adopt a new accounting guidance issued by the FASB to simplify the presentation of deferred income taxes on the Balance Sheet Classification.  Starting December 31, 2015 and prospectively, deferred tax assets and liabilities, along with related valuation allowances are classified as noncurrent on the balance sheet.

Allowance for doubtful accounts.  Accounts receivable are recorded at the invoiced amount and do not bear interest. We review on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. As of the end of December 31, 2014, 2015 and 2016, the allowance for doubtful accounts was RMB14.7 million, RMB38.2 million and RMB58.8 million (US$8.5 million), respectively. The increase of allowance for doubtful accounts in 2016 was primarily attributable to the prolonged ageing of accounts receivables.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2014		2015		2016*
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	US$ (in thousands)%
Revenues:
Accommodation reservation	3,201,427	44	4,616,649	42	7,308,959	1,052,709	38
Transportation ticketing	2,950,072	40	4,453,886	41	8,826,517	1,271,283	46
Packaged tours	1,055,369	14	1,667,945	15	2,310,199	332,738	12
Corporate travel	373,407	5	473,245	4	608,122	87,588	3
Others	192,282	3	285,221	3	734,290	105,760	4
Total revenues	7,772,557	106	11,496,946	106	19,788,087	2,850,078	103
Less: Business tax and related surcharges	(425,639)	(6)	(599,378)	(6)	(559,647)	(80,606)	(3)
Net revenues	7,346,918	100	10,897,568	100	19,228,440	2,769,472	100
Cost of revenues	(2,100,606)	(29)	(3,043,440)	(28)	(4,729,750)	(681,226)	(25)
Gross profit	5,246,312	71	7,854,128	72	14,498,690	2,088,246	75
Operating expenses:
Product development(1)	(2,321,349)	(32)	(3,296,693)	(30)	(7,687,422)	(1,107,219)	(40)
Sales and marketing(1)	(2,214,210)	(30)	(3,087,990)	(28)	(5,860,927)	(844,149)	(30)
General and administrative(1)	(861,551)	(11)	(1,088,402)	(10)	(2,518,819)	(362,785)	(13)
Total operating expenses	(5,397,110)	(73)	(7,473,085)	(69)	(16,067,168)	(2,314,153)	(83)
Income / (loss) from operations	(150,798)	(2)	381,043	3	(1,568,478)	(225,907)	(8)
Interest income	304,584	4	445,767	4	567,145	81,686	3
Interest expense	(162,355)	(2)	(302,426)	(3)	(731,923)	(105,419)	(4)
Other income / (expense)	43,821	1	2,480,980	23	(26,849)	(3,867)	(0)
Income before income tax expense equity in income of affiliates and non-controlling interest	35,252	0	3,005,364	28	(1,760,105)	(253,507)	(9)
Income tax expense	(130,821)	(2)	(470,188)	(4)	(478,009)	(68,848)	(2)
Equity in income/(loss) of affiliates	187,191	3	(135,781)	(1)	601,883	86,689	3
Net Income	91,622	1	2,399,395	22	(1,636,231)	(235,666)	(8)
Less: Net loss attributable to non-controlling interests	151,117	2	108,261	1	205,528	29,602	1
Net income attributable to Ctrip’s shareholders	242,739	3	2,507,656	23	(1,430,703)	(206,064)	(7)

(1)          Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2014		2015		2016
	RMB		RMB		RMB	US$
	(in thousands)%		(in thousands)%		(in thousands)	(in thousands)%
Product development	(184,665)	(3)	(291,643)	(3)	(2,079,515)	(299,512)	(11)
Sales and marketing	(54,392)	(1)	(65,574)	(1)	(392,642)	(56,552)	(2)
General and administrative	(257,587)	(4)	(285,379)	(4)	(1,087,563)	(156,642)	(6)

*         After our voluntary release of our unaudited financial results for the fourth quarter and full year of 2016, we revised the total comprehensive loss to include a reclassification adjustment resulted from the disposal of an available-for-sale investment in 2016 in an amount of RMB140 million, which resulted in an increase in the same amount of the total comprehensive loss and the total comprehensive loss attributable to Ctrip’s ordinary shareholders in 2016. Net loss, net loss attributable to Ctrip’s ordinary shareholders and loss per share for the full year ended December 31, 2016 remain unchanged. This revision had no impact on our consolidated statement of balance sheet and consolidated statement of cash flows and of shareholders’ equity for the year ended December 31, 2016.

Any discrepancies in the above table between the amounts/percentages identified as total amounts/percentages and the sum of the amounts/percentages listed therein are due to rounding.

2016 compared to 2015

Revenues

Total revenues were RMB19.8 billion (US$2.9 billion) in 2016, an increase of 72% over RMB11.5 billion in 2015. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets and railway tickets sold in 2016.

Accommodation Reservation.  Revenues from our accommodation reservation business increased by 58% to RMB7.3 billion (US$1.1 billion) in 2016 from RMB4.6 billion in 2015, primarily driven by an increase in accommodation reservation volume and the consolidation of Qunar’s financial results since December 31, 2015.

Transportation Ticketing.  Revenues from our transportation ticketing business increased by 98% to RMB8.8 billion (US$1.3 billion) in 2016 from RMB4.5 billion in 2015, primarily due to an increase in ticketing volume and the consolidation of Qunar’s financial results since December 31, 2015.

Packaged Tours.  Packaged-tour revenues increased by 39% to RMB2.3 billion (US$333 million) in 2016 from RM1.7 billion in 2015, primarily due to an increase in volume growth of organized tours and self-guided tours and the consolidation of Qunar’s financial results since December 31, 2015.

Corporate Travel.  Corporate travel revenues increased by 29% to RMB608 million (US$88 million) in 2016 from RMB473 million in 2015, primarily due to an increase in corporate travel demand resulting from various business activities.

Other Businesses.  Revenues from other businesses increased by 157% to RMB734 million (US$106 million) in 2016 from RMB285 million in 2015, primarily due to an increase in revenues from advertising services and the consolidation of Qunar’s financial results since December 31, 2015.

Business Tax and Related Surcharges

Our business tax and related surcharges decreased by 7% to RMB560 million (US$81 million) in 2016 from RMB599 million in 2015 as a result of the transformation of business taxes to VAT in China.

Cost of Revenues

Cost of revenues in 2016 increased by 55% to RMB4.7 billion (US$681 million) from RMB3 billion in 2015, primarily due to an increase in cost associated with the expansion of our accommodation reservation business and the rapid growth of our packaged-tour and ticketing business, as well as the consolidation of Qunar’s financial results since December 31, 2015.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development.  Product development expenses increased by 133% to RMB7.7 billion (US$1.1 billion) in 2016 from RMB3.3 billion in 2015, primarily due to an increase in share-based compensation charges as a result of the share incentives granted in 2016 as well as the consolidation of Qunar’s financial results since December 31, 2015.

Sales and Marketing.  Sales and marketing expenses increased by 90% to RMB5.9 billion (US$844 million) in 2016 from RMB3.1 billion in 2015, primarily attributable to an increase in share-based compensation charges as a result of the share incentives granted in 2016 as well as the consolidation of Qunar’s financial results since December 31, 2015.

General and Administrative.  General and administrative expenses increased by 131% to RMB2.5 billion (US$363 million) in 2016 from RMB1.1 billion in 2015, primarily due to an increase in share-based compensation charges as a result of the share incentives granted in 2016 as well as the consolidation of Qunar’s financial results since December 31, 2015.

Equity in Income/Loss of Affiliates

Equity in income of affiliates is RMB602 million (US$87 million) in 2016 while equity in loss of affiliates is RMB136 million in 2015. This is mainly due to the share exchange transaction with BTG, under which we changed 15% equity interest in Homeinns with approximately 22% of BTG’s total outstanding shares. We recorded a gain of RMB1.4 billion of equity in income of affiliates as a result of the transaction, and this was offset by the equity pick-up of loss of eLong in the amount of RMB723 million.

Interest Income

Interest income increased by 27% to RMB567 million (US$82 million) in 2016 from RMB446 million in 2015 due to an increase in cash generated from operations and financing activities in 2016.

Interest Expense

Interest expense increased by 142% to RMB732 million (US$105 million) in 2016 from RMB302 million in 2015 due to the issuance of the Priceline 2020 Notes, the Priceline 2025 Notes, the Priceline 2022 Notes, the Hillhouse 2025 Notes, the 2020 Notes, the 2025 Notes and the 2022 Notes, and the increase of the loan facilities in 2016.

Other Income/Expense

Other expense was RMB26.8 million (US$3.9 million) in 2016 while other income was RMB2.5 billion in 2015, primarily due to foreign exchange loss of RMB558 million driven by Renminbi continually depreciating relative to U.S. dollars in 2016, which was offset by gains on disposal of investments and subsidy income.

Income Tax Expense

Income tax expense was RMB478 million (US$69 million) in 2016, an increase of 2% over RMB470 million in 2015, primarily due to the increase in our taxable income. Our effective income tax rate in 2016 was -27%, as compared to 16% in 2015. The effective income tax rate for 2016 was primarily due to the change of non-deductible share-based compensation expenses.

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

Packaged Tours. Packaged-tour revenues increased by 58% to RMB1.7 billion (US$257 million) in 2015 from RM1.1 billion in 2014, primarily due to the continued growth of our packaged-tour business product and service offerings. Total package-tour volume increased by 50% from 2014.

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

Income Tax Expense

Income tax expense was RMB470 million (US$73 million) in 2015, an increase of 259% over RMB131 million in 2014, primarily due to the increase in our taxable income. Our effective income tax rate in 2015 was 16%, as compared to 371% in 2014. The decrease in our effective income tax rate from 2014 to 2015 was primarily due to an increase in valuation allowance against certain deferred tax assets due to the more tax losses generated from some subsidiaries in 2014 that are not expected to be recovered.

Inflation

Inflation in China has not materially impacted our results of operations. According to NBS, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Inflation in recent years has been associated with food and other consumption items and minimum wages in China. Consumption items do not represent major direct cost items for our business. While personnel costs represent a material part of our total operating costs and expenses, inflation in minimum wages in China primarily affects certain categories of our non-managerial staff costs while increases in total personnel costs of our business remain manageable. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.                                     Liquidity and Capital Resources

Liquidity.  The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,958,604	3,048,810	5,272,732	759,432
Net cash used in investing activities	(9,366,411)	(4,426,581)	(19,825,479)	(2,855,463)
Net cash provided by financing activities	5,422,195	15,233,586	12,289,757	1,770,092
Effect of foreign exchange rate changes on cash and cash equivalents	148,155	58,972	1,481,996	213,452
Net (decrease)/increase in cash and cash equivalents	(1,837,457)	13,914,787	(780,994)	(112,487)
Cash and cash equivalents at beginning of year	7,138,345	5,300,888	19,215,675	2,767,633
Cash and cash equivalents at end of year	5,300,888	19,215,675	18,434,681	2,655,146

Net cash provided by operating activities amounted to RMB5.3 billion (US$759 million) in 2016, which was primarily attributable to (i) an add-back of RMB4.4 billion (US$629 million) in non-cash expense/loss items, primarily relating to share-based compensation expenses and depreciation expenses; (ii) an increase in advances from customers of RMB2.3 billion (US$327 million), primarily due to an increase in demand for packaged-tour, ticketing and accommodation services; (iii) an increase in accounts payable of RMB1.3 billion (US$180 million), primarily due to an increase in volume of transportation ticketing, hotels and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; and (iv) an increase in salary and welfare payable of RMB1.3 billion (US$181 million), primarily due to the increase in the number of personnel and the average payroll and the increase in accrued annual bonus. These increases were partially offset by (i) our net loss of RMB1.6 billion (US$236 million) in 2016; (ii) an increase in accounts receivable of RMB1.3 billion (US$192 million), primarily due to the increase of volume of corporate travel management services, as we normally provide our corporate customers with certain credit terms for the full payments of issued transportation tickets and issued and reserved hotel rooms, as well as an increase in volume of credit card payments from our individual customers for transportation ticket booking, and an increase in insurance receivable from insurance companies; and (iii) a decrease in tax payable of RMB778 million (US$112 million) due to tax payment.

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

Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure — Our subsidiaries and consolidated affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Net cash used in investing activities amounted to RMB20 billion (US$2.9 billion) in 2016, compared to net cash used in investing activities of RMB4.4 billion in 2015. This increase in 2016 was primarily due to an increase in investments and acquisitons and increased of our short-term investment. Net cash used in investing activities amounted to RMB4.4 billion in 2015, compared to net cash used in investing activities of RMB9.4 billion in 2014. This decrease in 2015 was primarily due to less aggregate amount of cash spent on the various investments and acquisitions we made in 2015, including a decrease of our short-term investment as well as the decrease in the purchase of properties and equipment.

Net cash provided by financing activities amounted to RMB12.3 billion (US$1.8 billion) in 2016, compared to net cash provided by financing activities of RMB15.2 billion in 2015 and net cash used by financing activities of RMB5.4 billion in 2014. We did not make any dividend payment in 2014, 2015 and 2016. The change of net cash flow in financing activities in 2016 was mainly due to offering of convertible notes in an aggregate principal amount of US$1 billion, the proceeds from equity offering of US$1.5 billion and the proceeds from bank borrowings in an aggregate amount of RMB4.5 billion. The change of net cash flow in financing activities in 2015 was mainly due to offering of convertible notes in an aggregate principal amount of US$2.35 billion and the proceeds from short-term bank loan in an aggregate amount of RMB644 million.

Capital Resources

As of December 31, 2016, our principal sources of liquidity have been cash generated from operating activities, borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our shares and convertible senior notes to investors and related parties and borrowings from third-party lenders. As of the date of this annual report, we had convertible senior notes outstanding in an aggregate principal amount of US$4.7 billion (RMB32.5 billion) and a term loan facility outstanding with an aggregate principal of US$1.3 billion. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this annual report. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

As of December 31, 2016, our primary capital commitment was RMB1.5 million (US$0.2 million) in connection with capital expenditures of property, equipment and software.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                     Off-Balance Sheet Arrangements

In connection with our air ticketing business, we are required by the CAAC, International Air Transport Association, and local airline companies to pay deposits or to provide other guarantees in order to obtain blank air tickets. As of December 31, 2016, the amount under these guarantee arrangements was approximately RMB906 million (US$130 million).

Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

F.                                     Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2016:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in RMB thousands)
Convertible senior notes with principal and interest	34,829,484	622,488	9,829,972	9,882,180	14,494,844
Term loans and other debt, with principal and interest	13,295,217	10,233,368	1,651,406	683,373	727,070
Operating lease obligations	271,217	169,719	71,940	10,085	19,473
Purchase obligations	24,359	24,359	—	—	—
Total	48,420,277	11,049,934	11,553,318	10,575,638	15,241,387

Our 2017 Notes are in aggregate principal amount of US$180 million and will mature in September 2017, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 51.7116 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2017 Notes bear interest at a rate of 0.5% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2013. As of December 31, 2016, RMB171 million (US$25 million) principal amount of the 2017 Notes that remained to be outstanding was reclassified as short-term debt to reflect the fact that the 2017 Notes may be redeemed within one year.

Our 2018 Notes are in the aggregate principal amount of US$800 million and will mature in October 2018, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 12.7568 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2018 Notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2014.

Our 2020 Notes will mature in July 2020, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 9.1942 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2020 Notes bear interest at a rate of 1.0% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016.

Our 2025 Notes will mature in July 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 9.3555 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2025 Notes bear interest at a rate of 1.99% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016.

Our 2022 Notes will mature in September 2022, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 15.2688 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2022 Notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2017.

The Priceline 2019 Notes will mature in August 2019, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 12.2907 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The Priceline 2019 Notes bear interest at a rate of 1.00% per year which will be paid semiannually beginning on February 7, 2015.

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

The Priceline 2025 Notes will mature in December 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 14.6067 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The Priceline 2025 Notes bear interest at a rate of 2.00% per year which will be paid semiannually beginning on June 11, 2016.

The Priceline 2022 Notes will mature in September 2022, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 15.2688 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The Priceline 2022 Notes bear interest at a rate of 1.25% per year, which will be paid semiannually beginning on March 15, 2017.

The Hillhouse 2025 Notes will mature in December 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 14.6067 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The Hillhouse 2025 Notes bear interest at a rate of 2.00% per year which will be paid semiannually beginning on June 11, 2016.

As of December 31, 2016, we obtained thirteen short-term borrowings of approximately RMB2.9 billion (US$424 million) in aggregate collateralized by bank deposits of approximately RMB1.5 billion in aggregate classified as restricted cash and/or short-term investment at one or more of our wholly-owned subsidiaries. We also obtained twenty short-term borrowings of US$531.5 million and €5.0 million in aggregate. The annual interest rates of the borrowings range from approximately 1.4% to 5.1%. We are in compliance with the loan covenant at December 31, 2016.

As of December 31, 2016, we obtained twelve long-term borrowings of RMB1.7 billion (US$244.9 million) in aggregate collateralized by stock at one of the our wholly-owned subsidiaries. The annual interest rate of such borrowings is approximately 4.4%. We also obtained six long-term borrowings of RMB850 million (US$122.4 million) in aggregate guaranteed by one of our wholly-owned subsidiaries. The annual interest rate of such borrowings is approximately 4.3%.

Operating lease obligations for the years 2017, 2018, 2019, 2020, 2021 and 2022 are RMB169.7 million, RMB51.8 million, RMB20.2 million, RMB6.2 million, RMB3.9 million and RMB19.5 million, respectively. Rental expenses amounted to approximately RMB144 million, RMB134 million and RMB378 million (US$54 million) for the years ended December 31, 2014, 2015 and 2016, respectively. Rental expense is charged to the statements of income when incurred.

While the table above indicates our contractual obligations as of December 31, 2016, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

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

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors described under “Item 3.D. Key Information — Risk Factors,” included elsewhere in this annual report on Form 20-F, including the following risks:

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

These risks are not exhaustive. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. You should read these statements in conjunction with the risk factors disclosed in Item 3.D. of this annual report, “Item 3.D. Key Information — Risk Factors,” and other risks outlined in our other filings with the Securities and Exchange Commission, or SEC. Moreover, we operate in an emerging and evolving environment. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                     Directors and Senior Management

The names of our current directors and senior management, their ages as of the date of this annual report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	47	Co-founder; Executive Chairman of the Board
Min Fan	51	Co-founder; Vice Chairman of the Board and President
Jane Jie Sun	48	Chief Executive Officer and Director
Maohua Sun	45	Chief Operating Officer
Cindy Xiaofan Wang	41	Chief Financial Officer and Executive Vice President
Xing Xiong	43	Executive Vice President
Neil Nanpeng Shen(1)	49	Co-founder; Independent Director
Qi Ji(2)	50	Co-founder; Independent Director
Gabriel Li(1)	49	Vice Chairman of the Board, Independent Director
JP Gan(1) (2)	45	Independent Director
Robin Yanhong Li	48	Director
Tony Yip	36	Director

(1)          Member of the Audit Committee.

(2)          Member of the Compensation Committee.

Pursuant to the currently effective articles of association of our company, our board of directors consists of nine directors, including without limitation (i) three directors appointed by our co-founders consisting of Messrs. James Jianzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan, subject to the approval of a majority of our independent directors; and (ii) one director who is the current chief executive officer of our company. Each of our directors will hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

James Jianzhang Liang is one of the co-founders and the executive chairman of our company. He has served as a member of our board of directors since our inception and has been the chairman of the board since August 2003. Mr. Liang served as our chief executive officer from 2000 to January 2006, and from March 2013 to November 2016. Under his visionary leadership, Ctrip has successfully transitioned from offline to online and from online to mobile, made strategic investments in key industry players, and cultivated and invested in new business ideas. Ctrip is now one of the world’s largest online travel agencies. Mr. Liang has won many accolades for his contributions to the Chinese travel industry, including Best CEO in the Internet category in the 2016 All-Asia Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. Prior to founding our company, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Tuniu (Nasdaq: TOUR), eHi (Nasdaq: EHIC) and MakeMyTrip (Nasdaq: MMYT). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

Min Fan is one of the co-founders of our company. Mr. Fan has been a member of our board of director since October 2006 and has served as the vice chairman of our board of directors since March 2013. Mr. Fan has served as our president since February 2009. He also served as our chief executive officer from January 2006 to February 2013, as our chief operating officer from November 2004 to January 2006, and as our executive vice president from 2000 to November 2004. During his tenure as our chief executive officer, Mr. Fan was named one of the Top 10 Great Leaders Award of the Year on the 2010 APEC China SME Value List, 2008 EY Entrepreneur of the Year and 2007 Best New Economic Figure of the Year. In 2009, Fan Min was elected Vice Chairman of the Board of the China Tourism Association. Prior to co-founding Ctrip, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China, from 1997 to 2000. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan is the chairman of SkySea Cruise Lines. He also serves on the board of directors of China Lodging Group, Limited(Nasdaq: HTHT) and Leju Holdings Limited (NYSE: LEJU). Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

Jane Jie Sun has served as the chief executive officer of our company, as well as a member of the board of directors, since November 2016. Prior to that, she was a co-president since March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Ms. Sun is well respected for her extensive experience in operating and managing online travel businesses, mergers and acquisitions, and financial reporting and operations. She was named as one of the most influential and outstanding businesswomen by Forbes China. During her tenure as our chief financial officer, she won the Best CFO Award by Institutional Investor and Best CFO Award by CFO World. Prior to joining Ctrip, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. since 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. She is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School.

Maohua Sun has served as our chief operating officer since November 2016. Ms. Sun joined us in 2000 and has held a number of managerial positions at our company. In 2000, she started at Ctrip where she was director of the Customer Service Center and implemented a comprehensive quality management system. In 2006 Ms. Sun was promoted to vice president, then senior vice president in 2011. In 2012 she transferred to the Accommodation Business Unit, where she now serves as executive vice president and CEO. Prior to joining us, Ms. Sun worked at the Jinjiang Group, a hotel management company in China, from 1994 to 2000. Ms. Sun received her Bachelor’s degree from Shanghai Jiao Tong University and Master of Business Administration from China Europe International Business School.

Cindy Xiaofan Wang has served as our chief financial officer since November 2013 and executive vice president since May 2016. Ms. Wang joined us in 2001 and has held a number of managerial positions at our company. Prior to joining us, she served as finance manager in China eLabs, a venture capital firm, from 2000 to 2001. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA).

Xing Xiong has served as executive vice president of our company since May 2016, and the chief executive officer of our air ticketing business unit since April 2014. In November 2016, Mr. Xiong took an additional role as the chief executive officer of our international business unit, leading Ctrip’s global expansion. Mr. Xiong began as a senior R&D director of Ctrip when he joined the company in April 2013. Prior to working at Ctrip, Mr. Xiong held several management positions in the R&D teams of Microsoft and Expedia, including principal architect of Expedia. He brings nearly 20 years of management experience in the flight and travel industries. He graduated from Peking University, before receiving his Master’s degree in computer science from Northeastern University in the United States.

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen served as our chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding our company, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is the co-chairman of Homeinns, a director of Noah Holdings Limited, and a director of Momo Inc. Mr. Shen received his Master’s degree from Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.

Qi Ji is one of the co-founders of our company. He has served as our director since our inception. Mr. Ji is the executive chairman of China Lodging Group, Limited, a leading and fast-growing multi-brand hotel group in China. He has served on the board as a director for UBOX International Holdings Co Limited (“UBOX”) since June 2012. He was the chief executive officer of Homeinns from 2002 to January 2005. He was the chief executive officer and the president of our company from 1999 to early 2002 consecutively. Prior to founding our company, he served as the chief executive officer of Shanghai Sunflower High-Tech Group which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. He received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

Gabriel Li has served at different times on our board of directors since 2000. Mr. Li has been vice chairman of our board since August 2003. Mr. Li is the managing director and investment committee member of Orchid Asia Group Management, a private equity firm focused on investment in China and Asia. Prior to Orchid Asia, Mr. Li was a managing director at the Carlyle Group in Hong Kong, overseeing Asian technology investments. From 1997 to 2000, he was at Orchid Asia’s predecessor, where he made numerous investments in China and North Asia. Previously, he was a management consultant at McKinsey & Co in Hong Kong and Los Angeles. Mr. Li is also a director of a number of privately held companies. Mr. Li graduated summa cum laude from the University of California at Berkeley, earned his Master’s degree in Science from the Massachusetts Institute of Technology and his Master’s degree in Business Administration from Stanford Business School.

JP Gan has served as our director since 2002. Mr. Gan has been a managing partner of Qiming Venture Partners since 2006. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong corporation, a Nasdaq-listed wireless Internet company. Prior to joining KongZhong, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at Price Waterhouse in the United States from 1994 to 1997. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Booth School of Business and his Bachelor of Business Administration from the University of Iowa.

Robin Yanhong Li has served as our director since 2015. He is co-founder, chairman and chief executive officer of Baidu, and oversees Baidu’s overall strategy and business operations. Mr. Li has been serving as the chairman of Baidu’s board of directors since Baidu’s inception in January 2000 and as Baidu’s chief executive officer since January 2004. Mr. Li served as Baidu’s president from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997. Mr. Li currently serves as an independent director and chairman of the compensation committee of New Oriental Education & Technology Group Inc., a NYSE-listed company that provides private educational services in China. Mr. Li also acts as the vice chairman of the Internet Society of China (ISC). Mr. Li has also been a vice chairman of All-China Federation of Industry & Commerce since December 2012. Mr. Li received a bachelor’s degree in information science from Peking University in China and a master’s degree in computer science from the State University of New York at Buffalo.

Tony Yip has served as our director since 2015. Mr. Yip has been the chief financial officer of Baidu Search Group and a vice president of Baidu since September 2016.  Prior to that, he served as head of investments, M&A and vice president of Baidu between September 2015 and September 2016. Prior to joining Baidu, Mr. Yip served as managing director in TMT investment banking at Goldman Sachs in Hong Kong. Prior to that, Mr. Yip was an investment banker at Deutsche Bank in New York and Hong Kong focusing on the TMT industry. Mr. Yip holds a Bachelor of Commerce degree from University of Queensland in Australia.

B.                                     Compensation

We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$1.9 million in 2016. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans” for options granted to our directors in 2016.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$3.2 million in 2016, excluding compensation paid to Min Fan, James Jianzhang Liang and Jane Jie Sun, who also serve and receive compensation as our executive directors. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2016 aggregate compensation amount. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans” for options granted to our executive officers in 2016.

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

Employees’ Share Incentive Plans

Our board of directors has made share-based awards under four share incentive plans, namely, the 2007 Share Incentive Plan, or the 2007 Plan, the 2005 Employee’s Stock Option Plan, or the 2005 Plan, the 2003 Employee’s Option Plan, or the 2003 Plan, and the 2000 Employee’s Stock Option Plan, or the 2000 Plan. The terms of the 2005 Plan, the 2003 Plan and the 2000 Plan are substantially similar. The purpose of the plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers and directors and to promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

As of Februay 28, 2017, the 2005 Plan, the 2003 Plan and the 2000 Plan have all expired and there were options to purchase 1,243 shares issued and outstanding under the 2005 Plan. Under the 2007 Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to awards was 5,000,000 as of the first business day of 2011, with annual increases of 1,000,000 ordinary shares on the first business day of each subsequent calendar year until the termination of the plan. Under the 2007 Plan, options to purchase 4,800,894 shares and 1,309,248 restricted share units were issued and outstanding as of Februay 28, 2017.

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

The following table summarizes, as of February 28, 2017, the outstanding options granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other optionees in the aggregate. The table gives effect to the modifications described above.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	1,395,200	70.32; 78.56; 83.04; 87.96; 102.84; 161.96; 179.64; 237.00; 247.44; 324.96	From November 18, 2011 to November 14, 2016	From November 18, 2019 to November 14, 2024
Jane Jie Sun	790,200	70.32; 78.56; 87.96; 96.7; 102.84; 161.96; 179.64; 237.00; 247.44; 324.96	From September 1, 2009 to November 14, 2016	From September 1, 2017 to November 14, 2024
Min Fan	520,200	70.32; 78,56; 87.96; 96.7; 102.84; 161.96; 179.64; 237.00; 247.44; 324.96	From September 1, 2009 to November 14, 2016	From September 1, 2017 to November 14, 2024
Maohua Sun	*	87.96; 102.84; 161.96; 179.64; 237.00; 247.44; 324.96	From November 18, 2011 to November 14, 2016	From November 18, 2019 to November 14, 2024
Cindy Xiaofan Wang	*	87.96; 102.84; 161.96; 179.64; 237.00; 247.44; 324.96	From November 18, 2011 to November 14, 2016	From November 18, 2019 to November 14, 2024
Xing Xiong	*	161.96; 179.64; 237.00; 247.44; 324.96	From January 9, 2014 to November 14, 2016	From January 9, 2022 to November 14, 2024
Neil Nanpeng Shen	*	78.56; 125.16; 179.64; 237.00; 247.44; 324.96	From January 29, 2010 to November 14, 2016	From January 29, 2018 to November 14, 2024
Qi Ji	*	179.64; 237.00; 247.44; 324.96	From December 6, 2014 to November 14, 2016	From December 6, 2022 to November 14, 2024
Gabriel Li	*	78.56; 179.64; 237.00; 247.44; 324.96	From January 27, 2013 to November 14, 2016	From January 27, 2021 to November 14, 2024
JP Gan	*	78.56; 179.64; 237.00; 247.44; 324.96	From January 27, 2013 to November 14, 2016	From January 27, 2021 to November 14, 2024
Robin Yanhong Li	—
Tony Yip	—
Total Directors and Executive Officers	3,076,270

*                  Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

The following table summarizes, as of February 28, 2017, the outstanding restricted share units granted under our 2005 and 2007 Plans to the individual executive officers and directors named below, and to the other employees in the aggregate.

	Ordinary Shares Underlying Restricted Share Unit Granted	Date of Grant
James Jianzhang Liang	167,400	From January 9, 2014 to February 8, 2016
Jane Jie Sun	49,950	From January 9, 2014 to February 8, 2016
Min Fan	7,050	From January 9, 2014 to February 8, 2016
Maohua Sun	*	February 8, 2016
Cindy Xiaofan Wang	*	February 8, 2016
Xing Xiong	*	From April 15, 2013 to February 8, 2016
Neil Nanpeng Shen	—
Qi Ji	—
Gabriel Li	—
JP Gan	—
Robin Yanhong Li	—
Tony Yip	—
Total Directors and Executive Officers	277,650

*                  Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

As of February 28, 2017, other employees or consultants of our company (excluding the directors and executive officers) as a group hold options to purchase 1,726,339 ordinary shares of our company, with exercise prices ranging from US$37.56 to US$255.00 per ordinary share and dates of grant from February 13, 2007 to September 28, 2015, as well as 1,032,137 restricted share units of the company.

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

Termination or Amendment of Plans.  The 2005 Plan terminated automatically in 2009 although the termination does not affect the rights of the optionees who received option grants under the 2005 Plan. Options to purchase an aggregate of 1,243 ordinary shares were granted and outstanding under the 2005 Plan as of February 28, 2017.

The following paragraphs summarize the terms of our 2007 Plan, which was amended and restated effective November 17, 2008.

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

C.                                    Board Practices

Our board of directors currently consists of nine directors. A director is not required to hold any shares in the company by way of qualification. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, four out of nine of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules. As Nasdaq Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country, we chose to rely on home country practice in lieu of the requirement to have a majority of independent directors on our board under Nasdaq Rules. See “Item 16G. Corporate Governance.”

Committees of the Board of Directors

Audit Committee.  Our audit committee reports to the board regarding the appointment of our independent auditors, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relatively to the adequacy of our internal accounting controls.

As of the date of this annual report, our audit committee consists of Messrs. Gan, Li and Shen. All of these directors meet the audit committee independence standard under Rule 10A-3 under theExchange Act. The independence definition under Rules 5605 of the Nasdaq Rules is met by Messrs. Gan, Li and Shen. In addition, all the members of our audit committee qualify as “audit committee financial experts” as defined in the relevant Nasdaq Rules.

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

D.                                    Employees

As of December 31, 2016, we and our consolidated subsidiaries and consolidated affiliated Chinese entities had approximately 37,000 employees, including approximately 2,300 in management and administration, approximately 14,500 in our customer service centers, approximately 5,300 in sales and marketing, and approximately 14,900 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Guangzhou and Shenzhen. We consider our relations with our employees to be good.

E.                                     Share Ownership

As of February 28, 2017, 65,456,305 of our ordinary shares were issued and outstanding (excluding the 1,912,541 ordinary shares that were issued to Bank of New York Mellon, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans). Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of Februay 28, 2017 by each of our directors and executive officers and each person known to us to own beneficially more than 5% of our ordinary shares. Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Directors and Senior Management:
James Jianzhang Liang(3)	1,235,350	1.6%
Jane Jie Sun(4)	893,463	1.2%
Min Fan(5)	785,813	1.0%
Neil Nanpeng Shen(6)	*	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	*
All directors and officers as a group(7)	3,260,819	4.1%
Principal Shareholders:
Baidu Entities(8)	13,144,917.5	20.1%
Baillie Gifford & Co (Scottish Partnership)(9)	6,253,139	9.6%
Priceline Entities(10)	5,800,440.25	8.9%

*                  Less than 1% of our total outstanding ordinary shares.

Notes:

(1)          Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities.

(2)          For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding as of February 28, 2017, the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after February 28, 2017, and the number of ordinary shares in the form of ADSs assuming full conversion of notes held by such person or group to ADSs at the initial conversion rate.

(3)          Includes 237,371 ordinary shares held by Mr. Liang and 804,080 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2017 held by Mr. Liang and 193,899 ordinary shares in the form of ADSs assuming full conversion of US$15,000,000 notes that Mr. Liang holds to ADSs at the initial conversion price.

(4)          Includes 152,484 ordinary shares held by Ms. Sun and 547,080 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2017 and 193,899 ordinary shares in the form of ADSs assuming full conversion of US$15,000,000 notes that Ms. Sun holds to ADSs at the initial conversion price.

(5)          Includes 228,600 ordinary shares held by Perfectpoint International Limited, a British Virgin Islands company owned by Mr. Fan and 492,580 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2017 held by Mr. Fan and 64,633 ordinary shares in the form of ADSs assuming full conversion of US$5,000,000 notes that Mr. Fan holds to ADSs at the initial conversion price.

(6)          Mr. Shen’s business address is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.

(7)          Includes 808,955 ordinary shares and 1,934,800 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2017 held by all of our current directors and executive officers, as a group, and 517,064 ordinary shares in the form of ADSs assuming full conversion of US$40,000,000 notes that certain directors and executive officers hold to ADSs at the initial conversion price.

(8)          Includes 13,144,917.5 ordinary shares (including 991,852.5 ordinary shares represented by ADSs) beneficially owned as of September 12, 2016 by Baidu Holdings Limited, a wholly owned subsidiary of Baidu, Inc. (collectively, “Baidu Entities”). Information regarding beneficial ownership is reported as of September 12, 2016, based on the information contained in the Schedule 13D/A filed by Baidu Entities with SEC on September 14, 2016. Please see the Schedule 13D/A filed by Baidu Entities with SEC on September 14, 2016 for information relating to Baidu Entities. The address for Baidu Holdings Limited is c/o Baidu, Inc., No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China, and the address for Baidu, Inc. is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China.

(9)          Includes 6,253,139 ordinary shares represented by ADSs held by Baillie Gifford & Co (Scottish Partnership). Information regarding beneficial ownership is reported as of January 31, 2017, based on the information contained in the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with SEC on February 10, 2017. Please see the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with SEC on February 10, 2017 for information relating to Baillie Gifford & Co (Scottish Partnership). The address for Baillie Gifford & Co (Scottish Partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(10)    Includes 2,636,075 ordinary shares represented by ADSs held by Priceline Group Treasury Company B.V., an indirectly wholly owned subsidiary of The Priceline Group (collectively, “Priceline Entities”), 67,994 ordinary shares held by Priceline Entities and 3,096,371.25 ordinary shares represented by ADSs issuable to Priceline Entities upon conversion of the convertible notes subscribed for and purchased by Priceline Entities from the Company on August 7, 2014, May 29, 2015, December 11, 2015 and September 12, 2016, respectively. Information regarding beneficial ownership is reported as of September 12, 2016, based on the information contained in the Schedule 13D/A filed by the Priceline Entities with SEC on September 19, 2016. Please see the Schedule 13D/A filed by the Priceline Entities with SEC on September 19, 2016 for information relating to Priceline. The address for Priceline Group Treasury Company B.V. is c/o Priceline Group Treasury Company B.V., Herengracht 597, Amsterdam 1017CE, Netherlands, and the address for The Priceline Group is c/o The Priceline Group Inc., 800 Connecticut Avenue, Norwalk, CT 06854, U.S.A.

As of February 28, 2017, 65,456,305 of our ordinary shares were issued and outstanding (excluding the 1,912,541 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 28, 2017, 55,619,308 ordinary shares were held by four record shareholders in the United States, including 55,451,001 ordinary shares (including treasury shares that were repurchased but not retired by the Company) held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                     Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B.                                     Related Party Transactions

Arrangements with Consolidated Affiliated Chinese Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency and value-added telecommunications businesses in China. Therefore, we conduct part of our operations in our non-accommodation reservation businesses through a series of agreements between our PRC subsidiaries, our consolidated affiliated Chinese entities and/or their respective shareholders. Our consolidated affiliated Chinese entities hold the licenses and approvals for conducting the air-ticketing, travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our consolidated affiliated Chinese entities. In 2015, we restructured our business lines and most of the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. Moreover, we plan to enter into the same series of agreements with all of our future consolidated affiliated Chinese entities. As of the date of this annual report, Min Fan, our vice chairman of the board and president, Tao Yang, Qi Shi, Maohua Sun, Hui Cao and Hui Wang, all being our officers, are the principal record owners of our consolidated affiliated Chinese entities.

As of the date of this annual report, the equity holding structures of each of our significant consolidated affiliated Chinese entities are as follows:

•                  Min Fan and Qi Shi owned 99.5% and 0.5%, respectively, of Shanghai Ctrip.

•                  Shanghai Ctrip owned 100% of Beijing Ctrip.

•                  Maohua Sun and Min Fan owned 10.2% and 89.8%, respectively, of Ctrip Commerce.

•                  Ctrip Commerce owned 100% of Shanghai Huacheng.

•                  Min Fan and Tao Yang owned 90% and 10%, respectively, of Guangzhou Ctrip as well as Shenzhen Ctrip.

•                  Min Fan and Qi Shi owned 99.5% and 0.5%, respectively, of Chengdu Ctrip.

•                  Hui Cao and Hui Wang owned 60% and 40%, respectively, of Qunar Beijing.

•                  Shanghai Ctrip owned 100% Chengdu Ctrip International.

•                  Ctrip Commerce and Ctrip Computer Technology owned 90% and 10%, respectively, of Ctrip Insurance.

We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and our respective consolidated affiliated Chinese entities are substantially similar except for the amount of the business loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that the shareholders of our consolidated affiliated Chinese entities will not receive any personal benefits from these agreements except as shareholders of our company. According to our PRC counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current laws and regulations of China as of the date of this annual report and thus may not be enforceable. The principal terms of these agreements are described below.

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

As of the date of this annual report, each of the shareholders of Qunar Beijing, Hui Cao and Hui Wang, also signed an irrevocable power of attorney authorizing an appointee of Qunar Software, to exercise, in a manner approved by Qunar, on such shareholder’s behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing’s articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder’s equity interest in Qunar Beijing. Each such power of attorney is effective until such time as such relevant shareholder ceases to hold any equity interest in Qunar Beijing. The terms of the power of attorney with respect to Qunar Beijing are otherwise substantially similar to the terms described in the foregoing paragraph.

Technical Consulting and Services Agreements.  Ctrip Travel Information, Ctrip Travel Network and Wancheng, each a wholly owned PRC subsidiary of ours, provide our consolidated affiliated Chinese entities, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, our consolidated affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2016, our consolidated affiliated Chinese entities paid Ctrip Computer Technology (before our restructuring of business lines and restatement of contractual arrangements in 2015) or Ctrip Travel Information (after our restructuring of business lines and restatement of contractual arrangements in 2015) and Ctrip Travel Network a quarterly fee based on the number of transportation tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB5 (US$0.7) to RMB16 (US$2.3) per ticket and from RMB3 (US$0.5) to RMB295 (US$42.5) per person per tour. Although the service fees are typically determined based on the number of transportation tickets sold and packaged-tour products sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. The services fees paid by all of such consolidated affiliated Chinese entities as a percentage of their total net income were 109.4%, 107.1% and 96.3% for the years ended December 31, 2014, 2015 and 2016. Ctrip Travel Information, Ctrip Travel Network or Wancheng, as appropriate, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable consolidated affiliate Chinese entity.

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

Date of Loan Agreement	Borrower	Significant Consolidated Affiliated Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in thousands of RMB)	(in thousands of US$)			(in thousands of RMB)	(in thousands of US$)
December 14, 2015	Min Fan	Ctrip Commerce	26,940.0	3,880.2	None	December 13, 2025	26,940.0	3,880.2
December 14, 2015	Maohua Sun	Ctrip Commerce	3,060.0	440.7	None	December 13, 2025	3,060.0	440.7
February 26, 2016	Min Fan	Shanghai Ctrip	10,990.0	1,582.9	None	February 25, 2026	10,990.0	1,582.9
February 26, 2016	Qi Shi	Shanghai Ctrip	50.0	7.2	None	February 25, 2026	50.0	7.2
December 14, 2015	Min Fan	Shenzhen Ctrip	2,250.0	324.1	None	December 13, 2025	2,250.0	324.1
December 14, 2015	Tao Yang	Shenzhen Ctrip	250.0	36.0	None	December 13, 2025	250.0	36.0
December 14, 2015	Tao Yang	Guangzhou Ctrip	300.0	43.2	None	December 13, 2025	300.0	43.2
December 14, 2015	Min Fan	Guangzhou Ctrip	2,700.0	388.9	None	December 13, 2025	2,700.0	388.9
December 14, 2015	Min Fan	Chengdu Ctrip	19,900.0	2,866.2	None	December 13, 2025	19,900.0	2,866.2
December 14, 2015	Qi Shi	Chengdu Ctrip	100.0	14.4	None	December 13, 2025	100.0	14.4
March 23, 2016	Hui Cao	Qunar Beijing	6,600.0	950.6	None	Until repayment notice	6,600.0	950.6
March 23, 2016	Hui Wang	Qunar Beijing	4,400.0	633.7	None	Until repayment notice	4,400.0	633.7

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

Hui Cao and Hui Wang also entered into an equity option agreement with Qunar, Qunar Software and Qunar Beijing. This equity option agreement contains arrangements that are similar to that as described in the foregoing paragraph. This agreement will remain effective with respect to each of Qunar Beijing’s shareholders until all of the equity interest has been transferred or Qunar and Qunar Software terminates the agreement unilaterally with 30 days’ prior written notice.

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

Share Incentive Grants

Please refer to “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans.”

Employment Agreements

See “Item 6.B. Directors, Senior Management and Employees — Compensation.”

Commissions from Homeinns and its affiliates

In December 2016, we completed a share exchange transaction with BTG, whereby Ctrip exchanged its 15% equity interest in Homeinns in consideration for 104,901,899 ordinary shares of BTG. After the exchange, we had approximately 22% equity interest in BTG as of December 31, 2016. Homeinns and its affiliates had entered into agreements with us to provide hotel rooms for our customers. Total commissions from Homeinns and its affiliates amounted to RMB66.9 million (US$9.6 million) for the year ended December 31, 2016. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Commissions from Hanting and its affiliates

One of our hotel suppliers, China Lodging Group Limited, or Hanting, has a director in common with our company and a director who is a family member of one of our officers. Hanting has entered into agreements with us to provide hotel rooms for our customers. Total commissions Hanting paid us amounted to RMB44.1 million (US$6.4 million) for the year ended December 31, 2016. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers. We also entered into marketing service agreements with Hanting. Marketing service expense from Hanting amounted to RMB13 million (US$1.9 million) in 2016.

Shareholders’ loan and interest to Skyseas

In December 2014, we entered into various agreements with Exquisite Marine Ltd., which is wholly owned by Skysea Holding International Limited, including a secured credit loan agreement in the amount of US$80 million. The interest rate is 3% per annum currently and shall be subject to annual review and adjustment with mutual consent. The loan is guaranteed by a vessel mortgage and shall be paid back by installments starting 2020. The balance of the loan together with the interest for the year ended December 31, 2016 is RMB600 million (US$86 million). As of December 31, 2016, we also granted Skysea three short-term entrusted loans in an aggregate amount of RMB91 million (US$13 million).

Commissions to LY.com

In April 2014, we purchased a minority stake of LY.com. We have entered into agreements to provide hotel rooms to LY.com. Total commissions to LY.com paid by us amounted to RMB62 million (US$9 million) for the year ended December 31, 2016.

Commissions to/from eLong

In May 2015, we acquired approximately 38% stake of eLong. We subsequently participated as a member in the buying consortium in eLong’s going private transaction that was completed in May 2016. Total commissions to eLong paid by us amounted to RMB86 million (US$12 million) and eLong paid commissions to us amounted to RMB261 million (US$38 million) for the year ended December 31, 2016.

Loans between Qunar and Baidu

In 2015, Qunar granted a 12-month term loan amounting to RMB650 million (US$100 million) to Baidu at an interest rate of 1.00% per annum. In March and May 2015, Qunar drew down RMB507 million and RMB627 million, respectively, pursuant to a revolving credit facility agreement with Baidu. In October 2015, Qunar was granted a 12-month term loan amounting to RMB640 million (US$99 million) from Baidu Times at an interest rate of 4.14% per annum. The foregoing loans were all fully repaid in March 2016.

Marketing service expense to Baidu

In October 2015, we completed a share exchange transaction with Baidu. Baidu, as our marketing service supplier, has entered into agreements to provide marketing service to us. Marketing service expense from Baidu amounted to RMB110 million (US$16 million) for the year ended December 31, 2016. We also entered into agreements to provide hotels, ticketing services and tour products to Baidu, for which we paid commissions to Baidu amounting to RMB96 million (US$14 million) for the year ended December 31, 2016.

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

B.                                     Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.            THE OFFER AND LISTING

A.                                     Offer and Listing Details.

Our ADSs have been listed on the Nasdaq Global Market since December 2003 and the Nasdaq Global Select Market since July 2006. Our ADSs are traded under the symbol “CTRP.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market for the periods presented and all prices have been retroactively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 0.125 of an ordinary share effective on December 1, 2015 for all periods presented. The closing price of our ADSs on April 12, 2017 was US$48.59 per ADS.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
2012	14.06	6.18
2013	30.55	9.44
2014	34.87	17.98
2015	57.36	21.54
2016	49.62	35.50
Quarterly Highs and Lows
First Quarter 2015	30.37	21.54
Second Quarter 2015	43.81	28.80
Third Quarter 2015	40.10	27.25
Fourth Quarter 2015	57.36	30.51
First Quarter 2016	48.36	35.50
Second Quarter 2016	49.33	37.36
Third Quarter 2016	49.43	39.58
Fourth Quarter 2016	49.62	39.71
First Quarter 2017	50.37	40.40
Monthly Highs and Lows
November 2016	46.33	40.02
December 2016	45.78	39.71
January 2017	44.67	40.40
February 2017	50.37	42.54
March 2017	50.16	46.70
April 2017 (through April 12, 2017)	50.77	48.39

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

Ordinary Shares

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Board of Directors

Our board of directors currently consists of nine directors. Our board of directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. A director may vote with respect to any contract or transaction in which he or she is interested as long as he or she has made a declaration of the nature of such interest. A director is not required to hold any shares in our company by way of qualification, and there is no requirement for a director to retire at any age limit.

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

For details of our board committees, see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Board of Directors.”

C.                                    Material Contracts

Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company” and “Item 7.B. — Major Shareholders and Related Party Transactions — Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report: (i) a share purchase agreement for the acquisition of certain shares of eLong dated May 22, 2015 among Ctrip.com International, Ltd., C-Travel International Limited, Luxuriant Holdings Limited, Keystone Lodging Holdings Limited, Plateno Group Limited, Expedia Asia Pacific — Alpha Limited and Expedia, Inc., (ii) a convertible note purchase agreement for the issuance of a convertible note with a principal value of US$250 million due 2020 dated May 26, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V.; (iii) an indenture dated June 24, 2015 constituting US$700.0 million 1.00% convertible senior notes due 2020; (iv) an indenture dated June 24, 2015 constituting US$400.0 million 1.99% convertible senior notes due 2025; (v) a purchase agreement for the issuance of US$700 million 1.00% convertible senior notes due 2020 and US$400 million 1.99% convertible senior notes due 2025, dated June 18, 2015, between Ctrip.com International, Ltd. and J.P. Morgan Securities LLC; (vi) a share exchange agreement for the acquisition of certain shares of Qunar dated October 24, 2015 among Baidu, Inc., Baidu Holdings and Ctrip.com International, Ltd., (vii) a convertible note purchase agreement for the issuance of a convertible note with a principal value of US$500 million due 2025 dated December 9, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V., (viii) a Convertible Note Purchase Agreement for the purchase of US$500 million 2.00% convertible notes due 2025 dated December 9, 2015 among Ctrip.com International, Ltd., Gaoling Fund, L.P. and YHG Investment, L.P., (ix) a framework agreement for treatment of Qunar employee shares and equity awards dated December 9, 2015 between Ctrip.com International, Ltd. and Qunar Cayman Islands Limited, (x) an underwriting agreement dated September 7, 2016 among Ctrip.com International, Ltd., J.P. Morgan Securities LLC and Morgan Stanley & Co International plc for the issuance of 28,500,000 ADSs, (xi) a purchase agreement dated September 7, 2016 among Ctrip.com International, Ltd., J.P. Morgan Securities LLC and Morgan Stanley & Co International plc for the issuance of US$975 million 1.25% convertible senior notes due 2022, (xii) an indenture dated September 12, 2016 constituting US$975 million 1.25% convertible senior notes due 2022, (xiii) a subscription agreement dated September 6, 2016 between Ctrip.com International, Ltd. and Baidu Holdings Limited for the subscription of ordinary shares in the amount of US$100 million, (xiv) an agreement dated November 23, 2006 among Ctrip.com International, Ltd. and the sellers stated therein for the purchase and sale of shares of Skyscanner, and (xv) a subscription agreement for private placement shares of China Eastern Airlines Corporation Limited dated June 27, 2016 between China Eastern Airlines Corporation Limited and Shanghai Licheng Information Technology Co., Ltd., an indirect subsidiary of Ctrip, for the private placement of A shares of China Eastern Airlines Corporation Limited in the amount of approximately RMB3 billion.

D.                                    Exchange Controls

See “Item 4.B. Information on the Company — Business Overview — PRC Government Regulations — Regulations of Foreign Currency Exchange and Dividend Distribution.”

E.                                     Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws not addressed herein.

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaty with any country that is applicable to any payments made to or by us.

We have received an undertaking from the Governor in Council of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1995 Revision) of the Cayman Islands, for a period of 20 years from 14 March, 2000, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital to our members or a payment of principal or interest or other sums due under a debenture or other obligation.

PRC Taxation

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% may be imposed on dividends that non-PRC resident holders of our ADSs receive from us and on gains realized on their sale or other disposition of ADSs, if such income is considered as income derived from within China. See “Item 3.D. Key Information — Risk factors — Risks Related to Our Corporate Structure — Our subsidiaries and consolidated affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

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

This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as banks, insurance companies, broker dealers, dealers or traders in securities or commodities, persons that elect to mark their securities to market, tax-exempt entities, persons liable for alternative minimum tax, U.S. expatriates, regulated investment companies or real estate investment trusts, a partnership (including any pass-through or other entity treated as a partnership for United States federal income tax purposes) or persons holding ADSs or ordinary shares through partnerships (including any pass-through or other entity treated as partnerships for United States federal income tax purposes), persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction, investors whose “functional currency” is not the U.S. dollar, holders that actually or constructively own 10% or more (by voting power or value) of all classes of our outstanding capital stock, or persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation.

In addition, this summary does not discuss the Medicare tax on net investment income, any state, local or estate or gift tax considerations and, except for the limited instances where PRC tax law and potential PRC taxes are discussed below, does not discuss any non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

As used in this section, “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that for United States federal income tax purposes is,

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity subject to tax as a corporation) organized under the laws of the United States, any State or the District of Columbia;

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

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership. Partnerships holding the ADSs or ordinary shares, and partners in such partnerships, should consult their tax advisor regarding the tax consequences of an investment in the ADSs or ordinary shares.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the description below under “— Passive Foreign Investment Company Rules,” the amount of any distribution to you with respect to the ADSs or ordinary shares, before deduction for any taxes imposed by the PRC, will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, you should assume that any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of an income tax treaty with the United States that the United States Treasury has determined is satisfactory for purposes of the rules applicable to qualified dividends and that includes an exchange of information program, (2) we are neither a passive foreign investment company, nor are treated as such with respect to you (as discussed below) for our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ADSs (but not our ordinary shares). Moreover, if we are treated as a “resident enterprise” for PRC tax purposes under its EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisor regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

For United States foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will constitute passive category income. Depending on your particular facts and circumstances, you may be eligible to claim a foreign tax credit in respect of any non-refundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you will be permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on your particular facts and circumstances. Accordingly, you should consult your tax advisor regarding the availability of the foreign tax credit based on your particular circumstances.

Sale, Exchange or Other Disposition of the ADSs or Ordinary Shares

Subject to description below under “— Passive Foreign Investment Company Rules,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference, if any, between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder who has held the ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States-source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income. You should consult your tax advisor regarding the proper treatment of gain or loss recognized on a sale, exchange or other taxable disposition of the ADSs or ordinary shares in your particular circumstances.

Passive Foreign Investment Company Rules

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2016. Given variance in the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, although we cannot be certain, we believe there is some risk that we will be treated as a PFIC for our taxable year ending December 31, 2017. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

We must make a separate determination after the close of each year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2017 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

Although the law in this regard is not entirely clear, we treat our consolidated affiliated Chinese entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated Chinese entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2017 and for subsequent taxable years.

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

•                  the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•                  the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for you for such year and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed in the preceding paragraph. If you make a valid mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of the year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you were we to be or become a PFIC. You should consult your tax advisor as to the availability and desirability of a mark-to-market election.

Alternatively, if a non-U.S. corporation is a PFIC, a U.S. holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information. Therefore, you should assume that you will not receive such information from us and would not be able to make a qualified electing fund election.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder will continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In the case of a U.S. Holder who has held our ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof), and has not previously made a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging such ADSs or ordinary shares of the PFIC taint. You should consult your tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other taxable disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or are otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. You should consult a tax advisor regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                    Documents on Display

We have previously filed with SEC a registration statement on Form F-1, as amended and prospectus under the Securities Act, with respect to our underlying ordinary shares represented by ADSs. We have also previously filed with SEC (i) our registration statement on Form F-2, as amended, and prospectus under the Securities Act, with respect to the sale of 1,914,000 ADSs by certain selling shareholders; (ii) our registration statement on Form F-3 and prospectus under the Securities Act, with respect to the sale of 13,290,000 ADSs by a selling shareholder; (iii) our registration statement on Form F-3 with respect to the sale of ADSs by our company and any selling shareholders on a continuous basis and a prospectus under the Securities Act, and have issued and sold 5,700,000 ADSs of our company under this Form F-3; and (iv) our registration statement on Form F-3 with respect to the sale of ADSs by our company on a continuous basis and “shelf takedown” prospectus supplements.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at SEC’s public reference room located at Room 1580, 100F Street, NE, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.                                         Subsidiary Information

Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk.  Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks, interest rates associated with the issuance of the 2017 Notes, the 2018 Notes, the 2020 Notes, the 2025 Notes, the 2022 Notes, the Priceline 2019 Notes, the Priceline 2020 Notes, the Priceline 2025 Notes, the Priceline 2022 Notes and the Hillhouse 2025 Notes. For information about these notes, see “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.” We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance as of December 31, 2016, a one basis point decrease in interest rates would result in approximately a RMB1.6 million (US$0.2 million) decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

Foreign Exchange Risk.  We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while the majority of our revenues are denominated in Renminbi. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar-denominated assets. In 2009, we changed our functional currency from Renminbi to U.S. dollars. We have used forward contracts and currency borrowings to hedge our exposure to foreign currency risk. For the year ended December 31, 2016, foreign exchange losses accounted for approximately 39% of our net loss. As of December 31, 2016, a 1% strengthening/weakening of Renminbi against U.S. dollars would have increased/decreased our net loss by 0.5%. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Future movements in exchange rates between the U.S. dollars and Renminbi may adversely affect the value of our ADSs.”

Investment Risk.  As of December 31, 2016, our equity investments, including marketable securities, totaled US$593 million. We periodically review our investments for impairment. Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We are unable to control these factors and an impairment charge recognized by us will impact our operating results and financial position.

We have invested through open market purchases and in a private placement transaction a total of US$92 million in approximately 15% stake in Homeinns, a leading economy hotel chain in China. The purchase prices were determined based on the trading prices of Homeinns’ ADSs on the Nasdaq Global Market at the time of each open market purchase or the average closing prices of Homeinns’ ADSs as stipulated in the relevant purchase agreement. In December 2016, we completed a share exchange transaction with BTG, whereby Ctrip exchanged its 15% equity interest in Homeinns in consideration for 104,901,899 ordinary shares of BTG. After the exchange, we had approximately 22% equity interest in BTG as of December 31, 2016. If BTG experiences a net loss in the future, we would share the net loss of BTG proportionate to our equity interest. In March 2010, we invested a total of US$67.5 million in approximately 9% stake in Hanting, a leading economy hotel chain in China, through private placement transactions and purchases in Hanting’s initial public offering. The purchase prices for shares acquired in both private placement transactions and the initial public offering were equal to Hanting’s initial public offering price. As of December 31, 2016, we recorded the investment in Hanting at a fair value of RMB2.0 billion (approximately US$286 million), with RMB1.5 billion (US$218 million) increase in fair value of the investment credited to other comprehensive income. In May 2015, we acquired approximately 38% equity stake in eLong for a total purchase price of approximately US$422 million. The purchase prices for shares acquired in the transaction is based on approximately US$1.1 billion valuation of eLong. In October 2015, we completed a share exchange transaction with Baidu and obtained approximately 45% of the aggregate voting interest of Qunar in exchange for our newly issued ordinary shares. To the extent that the applicable ADS price of Hanting, declines to a level that is lower than their respective share purchase price, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods. In addition, if any of Homeinns and eLong incur a net loss in the future, we would share their net loss proportionate to our equity interest in them.

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

PART II.

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The following “Use of Proceeds” information relates to:

•                  The registration statement on Form F-3 (File Number: 333-208399), together with the prospectus supplement to register additional securities that became effective immediately upon filing on September 7, 2016, for our public offering of 28,500,000 ADSs representing 3,562,500 ordinary shares and the underwriters’ full exercise of their over-allotment option to purchase an additional 4,275,000 ADSs representing 534,375 ordinary shares, or the 2016 ADS Offering. J.P. Morgan Securities LLC and Morgan Stanley & Co. International plc acted as underwriters in the 2016 ADS Offering.

We received net proceeds of approximately US$1.5 billion from our 2016 ADS Offering. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our 2016 ADS Offering totaled approximately US$35 million, which included approximately US$34 million for underwriting discounts and commissions and approximately US$1 million for other expenses.

As of December 31, 2016, we used approximately US$1.4 billion of the net proceeds from our 2016 ADS Offering, mainly for the acquisition of Skyscanner. See “Item 4.B. Information on the Company — Business Overview — Strategic Investments and Acquisitions.”

ITEM 15.          CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, Jane Jie Sun, and our chief financial officer, Cindy Xiaofan Wang, has performed an assessment of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that assessment, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2016.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2016 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2016, as stated in a report they issued regarding the same.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2016, as stated in their report that appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an assessment of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that assessment, it has been determined that there has been no such change during the period covered by this annual report.

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Directors, Senior Management and Employees — Board Practices.”

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

ITEM 16C.                    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal accountant, for the periods indicated.

	For the Year Ended December 31,
	2015	2016	2016
	RMB	RMB	US$
Audit Fees(1)	9,284,558	15,644,170	2,253,229
Audit Related Fees(2)	3,400,000	3,300,000	475,299
Tax Fees(3)	5,289,677	2,387,476	343,868
All Other Fees(4)	—	—	—

(1)         “Audit Fees” represent the aggregate fees incurred for each of the fiscal years listed for professional services rendered by our principal accountant for the interim review of quarterly financial statements and the audit of our annual financial statements and other statutory audits of our subsidiaries.

(2)         “Audit Related Fees” represent the aggregate fees incurred in each of the fiscal years listed for assurance and related services that are provided by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

(3)         “Tax Fees” represent the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

(4)         “All Other Fees” represent the aggregate fees incurred in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in (1), (2) and (3).

Our audit committee pre-approves all audit and permissible non-audit services provided by the principal accountant. These services may include audit services, audit-related services and tax services, as well as, to a very limited extent, specifically designated non-audit services which, in the opinion of the audit committee, will not impair the independence of the principal accountant. The principal accountant and our management are required to report to the audit committee on the quarterly basis regarding the extent of services provided by the principal accountant in accordance with this pre-approval.

ITEM 16D.                    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 30, 2008 and September 30, 2008, our board of directors and shareholders respectively approved a share repurchase plan, or the 2008 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$15 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our capital. On September 30, 2011, our board of directors approved an additional share repurchase plan , or the 2011 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$100 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. On June 13, 2012, our board of directors approved an additional share repurchase plan, or the 2012 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$300 million by a repurchase of corresponding ordinary shares from the depositary. On April 3, 2014, our board of directors approved an additional share repurchase plan, or the 2014 Repurchase Plan (together with the 2008 Repurchase Plan, the 2011 Repurchase Plan and the 2012 Repurchase Plan, the “Plans”), pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$600 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. The 2008 Repurchase Plan, the 2011 Repurchase Plan and the 2012 Repurchase Plan were completed prior to the beginning of the period covered by the table below. Under the 2014 Repurchase Plan, we were authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions, in the their judgment, warrant, in accordance with all applicable requirements of Rule 10b-18 under the Exchange Act and on the terms set out in the resolutions of our board of directors approving such share repurchase. As of the date of this annual report on Form 20-F, we purchased approximately 42 million ADSs with a total consideration of approximately US$510 million from the open market under the Plans.

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
January 1 to January 31, 2016	—	US$	N/A	—	US$	505,310,115
February 1 to February 29, 2016	—	US$	N/A	—	US$	505,310,115
March 1 to March 31, 2016	—	US$	N/A	—	US$	505,310,115
April 1 to April 30, 2016	—	US$	N/A	—	US$	505,310,115
May 1 to May 31, 2016	—	US$	N/A	—	US$	505,310,115
June 1 to June 30, 2016	—	US$	N/A	—	US$	505,310,115
July 1 to July 31, 2016	—	US$	N/A	—	US$	505,310,115
August 1 to August 31, 2016	—	US$	N/A	—	US$	505,310,115
September 1 to September 30, 2016	—	US$	N/A	—	US$	505,310,115
October 1 to October 31, 2016	—	US$	N/A	—	US$	505,310,115
November 1 to November 30, 2016	—	US$	N/A	—	US$	505,310,115
December 1 to December 31, 2016	—	US$	N/A	—	US$	505,310,115
Total	—	US$	N/A	—	US$	505,310,115

(1)         Each ADS represents 0.125 ordinary shares.

ITEM 16F.                     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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

PART III.

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
1.1

Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

1.2

Amendment to the Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. adopted by the shareholders of Ctrip.com International, Ltd. on October 17, 2006 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 17, 2006)

1.3

Amendment to the Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. adopted by the shareholders of Ctrip.com International, Ltd. on October 26, 2012 (incorporated by reference to Exhibit 1.3 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

1.4

Second Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. adopted by the shareholders of Ctrip.com International, Ltd. on December 21, 2015 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 23, 2015)

2.1

Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to the prospectus dated January 25, 2010 as part of the Registration Statement on Form F-6 (File no. 333-145167) filed with the Securities and Exchange Commission on August 6, 2007)

2.2

Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.3

Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2007)

2.4

First Amendment to the Rights Agreement dated as of August 7, 2014 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)

2.5

Second Amendment to the Rights Agreement dated as of August 7, 2014 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)

2.6

Third Amendment to the Rights Agreement dated as of May 29, 2015 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on June 4, 2015)

2.7

Fourth Amendment to the Rights Agreement dated as of October 26, 2015 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on October 27, 2015)

2.8

Fifth Amendment to the Rights Agreement dated as of December 23, 2015 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on December 23, 2015)

2.9

Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.1

Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-110455) and Exhibit 10.23 to our Registration Statement on Form F-2 (File No. 333-121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3

Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4

Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5

Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F (File No. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.6

Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7

Translation of Executed Form of Technical Consulting and Services Agreement between a wholly owned subsidiary of the Registrant and a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed technical consulting and services agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.8

Translation of Executed Form of Loan Agreement between a wholly owned subsidiary of the Registrant and shareholders of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.9

Translation of Executed Form of Exclusive Option Agreement among a wholly owned subsidiary of the Registrant, a consolidated affiliated Chinese entity of the Registrant and a shareholder of the consolidated affiliated Chinese entity, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.10

Translation of Executed Form of Share Pledge Agreement between a wholly owned subsidiary of the Registrant and a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed share pledge agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.11

Translation of Executed Form of Power of Attorney by a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed power of attorney adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.12

Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13

Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.14

Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.15

Ctrip.com International, Ltd. 2007 Share Incentive Plan, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.16

Purchase Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(B) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.17

Registration Rights Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(C) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.18

Subscription Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(A) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.19

Share Purchase Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and the selling shareholders named therein (incorporated by reference to Exhibit 99.(B) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.20

Investor and Registration Rights Agreement dated March 12 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(C) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.21

Translation of Construction Contract as of February 2012 between Chengdu Ctrip Information Technology Co., Ltd. and Hunan No. 1 Engineering Co., Ltd. (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.22

Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.23

Indenture dated September 24, 2012 constituting US$180.0 million 0.50% Convertible Senior Notes due 2017 (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

4.24

Indenture dated October 17, 2013 constituting US$800.0 million 1.25% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 4.32 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 28, 2014)

4.25

Convertible Note Purchase Agreement dated August 7, 2014 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. for the issuance and purchase of US$500 million 1.00% convertible note due 2019 (incorporated by reference to Exhibit 2 to Schedule 13D (File No. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on September 29, 2014)

4.26

The Secured Credit Agreement dated December 29, 2014 between Ctrip Investment Holding Ltd and Exquisite Marine Ltd. (incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2015)

4.27

Share Purchase Agreement for the acquisition of certain shares of eLong dated May 22, 2015 between Ctrip.com International, Ltd., C-Travel International Limited, Keystone Lodging Holdings Limited, Plateno Group Limited, Luxuriant Holdings Limited, Expedia, Inc. and Expedia Asia Pacific — Alpha Limited. (incorporated by reference to Exhibit B to Schedule 13D (File No. 005-80401) filed by Ctrip.com International, Ltd. with the Securities and Exchange Commission on June 1, 2015)

4.28

Right of First Refusal Agreement dated May 22, 2015 by and between C-Travel International Limited and Keystone Lodging Holdings Limited (incorporated by reference to Exhibit D to Schedule 13D (File No. 005-80401) filed by Ctrip.com International, Ltd. with the Securities and Exchange Commission on June 1, 2015)

4.29

Convertible Note Purchase Agreement dated May 26, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. for the issuance and purchase of US$250 million 1.00% convertible note due 2020 (incorporated by reference to Exhibit 1 to Schedule 13D/A (File No. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on May 29, 2015)

4.30

Purchase Agreement dated June 18, 2015 between Ctrip.com International, Ltd. and J.P. Morgan Securities LLC for the issuance of US$700 million 1.00% Convertible Senior Notes due 2020 and US$400 million 1.99% Convertible Senior Notes due 2025 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.31

Indenture dated June 24, 2015 constituting US$700 million 1.00% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.32

Indenture dated June 24, 2015 constituting US$400 million 1.99% Convertible Senior Notes due 2025 (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.33

Share Exchange Agreement dated as of October 24, 2015 among Baidu, Inc., Baidu Holdings Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 2 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.34

Standstill Agreement dated as of October 26, 2015 between Baidu, Inc. and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.35

Registration Rights Agreement dated as of October 26, 2015 between Baidu Holdings Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.36

Convertible Note Purchase Agreement dated December 9, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. for the issuance and purchase of US$500 million 2.00% convertible note due 2025 (incorporated by reference to Exhibit 1 to Schedule 13D/A (File No. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on December 14, 2015)

4.37

Third Amended and Restated Standstill Agreement dated December 9, 2015 between Ctrip.com International, Ltd. and The Priceline Group Inc. (incorporated by reference to Exhibit 2 to Schedule 13D/A (File No. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on December 14, 2015)

4.38

Convertible Note Purchase Agreement dated December 9, 2015 among Ctrip.com International, Ltd., Gaoling Fund, L.P. and YHG Investment, L.P. for the issuance and purchase of US$500 million 2.00% convertible notes due 2025 (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.39

Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards dated December 9, 2015 between Ctrip.com International, Ltd. and Qunar Cayman Islands Limited (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.40

Restated Exclusive Technical Consulting and Services Agreement dated March 23, 2016 between Beijing Qu Na Information Technology Co., Ltd. and Beijing Qunar Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.41

Loan Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.42

Equity Option Agreement dated March 23, 2016 among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Co., Ltd., Hui Cao, Hui Wang and Beijing Qu Na Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.43

Equity Interest Pledge Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.44

Power of Attorney by Hui Cao and Hui Wang dated March 23, 2016 (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.45

Form of Underwriting Agreement dated September 7, 2016 among Ctrip.com International, Ltd., J.P. Morgan Securities LLC and Morgan Stanley & Co International plc for the issuance of 28,500,000 ADSs (incorporated by reference to Exhibit 1.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 6, 2016)

4.46*

Purchase Agreement dated September 7, 2016 among Ctrip.com International, Ltd., J.P. Morgan Securities LLC and Morgan Stanley & Co International plc for the issuance of US$975 million 1.25% convertible senior notes due 2022

4.47*	Indenture dated September 12, 2016 constituting US$975 million 1.25% convertible senior notes due 2022
4.48*	Subscription Agreement dated September 6, 2016 between Ctrip.com International, Ltd. and Baidu Holdings Limited for the subscription of our ordinary shares in the amount of US$100 million
4.49*	Agreement dated November 23, 2016 among Ctrip.com International, Ltd. and the sellers stated therein for the purchase and sale of shares of Skyscanner
4.50*

Translation of Subscription Agreement for Private Placement Shares of China Eastern Airlines Corporation Limited dated June 27, 2016 between China Eastern Airlines Corporation Limited and Shanghai Licheng Information Technology Co., Ltd., an indirect subsidiary of Ctrip.com International, Ltd., for the private placement of A shares of China Eastern Airlines Corporation Limited in the amount of approximately RMB3 billion

8.1*	List of Significant Consolidated Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant, as amended and restated as of July 3, 2012 (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this annual report on Form 20-F.

**          Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
	Name:	Jane Jie Sun
	Title:	Chief Executive Officer and Director

Date: April 13, 2017

CTRIP.COM INTERNATIONAL, LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ctrip.com International, Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income/(loss) and comprehensive income/(loss), of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ctrip.com International, Ltd. (the “Company”)  and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016  in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Report of Management on Internal Control over Financial Reporting appearing in Item 15 in the accompanying Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 13, 2017

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Revenues:
Accommodation reservation	3,201,426,933	4,616,649,394	7,308,958,863	1,052,709,040
Transportation ticketing	2,950,072,484	4,453,885,749	8,826,516,571	1,271,282,813
Packaged-tour	1,055,369,205	1,667,945,350	2,310,198,894	332,737,850
Corporate travel	373,407,012	473,245,440	608,122,125	87,587,804
Others	192,281,473	285,220,475	734,290,185	105,759,785
Total revenues	7,772,557,107	11,496,946,408	19,788,086,638	2,850,077,292
Less: business tax and related surcharges	(425,638,738)	(599,378,347)	(559,646,824)	(80,605,909)
Net revenues	7,346,918,369	10,897,568,061	19,228,439,814	2,769,471,383

Cost of revenues	(2,100,606,413)	(3,043,439,819)	(4,729,750,192)	(681,225,723)

Gross profit	5,246,311,956	7,854,128,242	14,498,689,622	2,088,245,660

Operating expenses:
Product development	(2,321,348,753)	(3,296,692,936)	(7,687,421,506)	(1,107,218,998)
Sales and marketing	(2,214,209,719)	(3,087,989,953)	(5,860,927,432)	(844,149,133)
General and administrative	(861,550,628)	(1,088,402,408)	(2,518,819,170)	(362,785,420)
Total operating expenses	(5,397,109,100)	(7,473,085,297)	(16,067,168,108)	(2,314,153,551)
Income/(loss) from operations	(150,797,144)	381,042,945	(1,568,478,486)	(225,907,891)

Interest income	304,583,544	445,767,036	567,144,610	81,685,814
Interest expense	(162,354,675)	(302,425,829)	(731,922,838)	(105,418,816)
Other income /(expense)	43,820,635	2,480,979,830	(26,848,287)	(3,866,958)
Income before income tax expense, equity in income of affiliates and non-controlling interests	35,252,360	3,005,363,982	(1,760,105,001)	(253,507,851)

Income tax expense	(130,821,156)	(470,188,423)	(478,009,033)	(68,847,621)
Equity in income / (loss) of affiliates	187,191,141	(135,780,312)	601,883,179	86,689,209
Net income/(loss)	91,622,345	2,399,395,247	(1,636,230,855)	(235,666,263)

Net loss attributable to non-controlling interests	151,117,436	108,260,637	205,527,660	29,602,140
Net income/(loss) attributable to Ctrip.com International, Ltd.	242,739,781	2,507,655,884	(1,430,703,195)	(206,064,123)

Net income/(loss)	91,622,345	2,399,395,247	(1,636,230,855)	(235,666,263)
Other comprehensive income:
Foreign currency translation	(66,759,799)	(489,917,917)	(323,581,599)	(46,605,443)
Unrealized securities holding gains, net of tax	137,704,595	606,415,822	914,529,809	131,719,691
Reclassification adjustment due to disposal of available-for-sale investment, net of tax	—	—	(140,651,759)	(20,258,067)
Total comprehensive income/(loss)	162,567,141	2,515,893,152	(1,185,934,404)	(170,810,082)

Comprehensive loss attributable to non-controlling interests	151,117,436	108,260,637	205,527,660	29,602,140
Comprehensive income/(loss) attributable to Ctrip.com International, Ltd.	313,684,577	2,624,153,789	(980,406,744)	(141,207,942)

Earnings/(loss) per ordinary share
— Basic	7.08	66.34	(24.18)	(3.48)
— Diluted	6.35	56.85	(24.18)	(3.48)

Earnings/(loss) per ADS
— Basic	0.88	8.29	(3.02)	(0.44)
— Diluted	0.79	7.11	(3.02)	(0.44)

Weighted average ordinary shares outstanding
— Basic shares	34,289,170	37,797,698	59,166,582	59,166,582
— Diluted shares	38,207,858	47,375,248	59,166,582	59,166,582

Share-based compensation included in
Operating expense above is as follows:
Product development	184,664,576	291,642,931	2,079,514,506	299,512,387
Sales and marketing	54,391,508	65,574,256	392,641,663	56,552,162
General and administrative	257,587,405	285,379,287	1,087,562,537	156,641,587

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2016

	2015	2016	2016
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	19,215,674,674	18,434,681,251	2,655,146,371
Restricted cash	2,286,882,592	1,744,490,307	251,258,866
Short-term investments	8,235,785,516	14,112,862,288	2,032,674,966
Accounts receivable, net	3,150,768,364	4,624,818,322	666,112,390
Due from related parties	961,791,458	787,603,986	113,438,569
Prepayments and other current assets	6,749,965,827	6,206,985,686	893,991,889
Total current assets	40,600,868,431	45,911,441,840	6,612,623,051

Long-term deposits and prepayments	486,785,968	1,147,279,197	165,242,575
Long-term loan receivable	578,524,154	215,673,057	31,063,381
Long-term receivables due from related parties	543,911,586	599,913,241	86,405,479
Land use rights	102,328,181	99,544,772	14,337,429
Property, equipment and software	5,555,959,499	5,591,960,081	805,409,777
Investments	13,870,523,498	20,532,822,365	2,957,341,548
Goodwill	45,690,440,903	56,015,185,590	8,067,864,841
Intangible assets	11,007,915,171	13,924,769,931	2,005,584,032
Deferred tax assets, non-current	405,334,569	375,311,594	54,056,113
Total assets	118,842,591,960	144,413,901,668	20,799,928,226

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	12,710,213,398	6,887,309,589	991,978,912
Accounts payable	5,944,501,681	7,278,791,082	1,048,363,976
Due to related parties	2,062,965,953	837,421,345	120,613,761
Salary and welfare payable	1,196,691,839	2,508,430,757	361,289,177
Taxes payable	1,641,379,425	1,084,241,429	156,163,248
Advances from customers	5,955,827,306	8,190,840,057	1,179,726,351
Accrued liability for customer reward program	593,346,816	658,170,680	94,796,296
Other payables and accruals	3,561,167,650	2,849,821,247	410,459,635
Total current liabilities	33,666,094,068	30,295,026,186	4,363,391,356

Deferred tax liabilities, non-current	3,045,259,390	3,607,882,808	519,643,210
Long-term debt	18,354,608,260	34,650,673,553	4,990,735,065
Other long-term liabilities	91,702,261	339,566,619	48,907,766

Total liabilities	55,157,663,979	68,893,149,166	9,922,677,397

Commitments and contingencies (Note 21)

Shareholders’ equity Share capital (US$0.01 par value; 175,000,000 shares authorized, issued shares as of December 31, 2015 and 2016: 54,744,585 and 67,402,721; outstanding shares as of December 31, 2015 and 2016: 51,167,228 and 64,155,412	4,121,245	4,960,354	714,440
Additional paid-in capital	37,991,678,952	65,819,998,701	9,480,051,664
Statutory reserves	168,940,969	237,495,820	34,206,513
Accumulated other comprehensive income	560,077,281	1,010,373,732	145,524,086
Retained earnings	8,198,838,659	6,699,580,613	964,940,316
Less: Treasury stock (3,577,357 and 3,247,309 shares as of December 31, 2015 and 2016, respectively.)	(2,372,927,372)	(2,235,574,510)	(321,989,703)
Total Ctrip.com International, Ltd. shareholders’ equity	44,550,729,734	71,536,834,710	10,303,447,316

Non-controlling interests	19,134,198,247	3,983,917,792	573,803,513

Total shareholders’ equity	63,684,927,981	75,520,752,502	10,877,250,829

Total liabilities and shareholders’ equity	118,842,591,960	144,413,901,668	20,799,928,226

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	Ordinary shares (US$0.01 par value)				Accumulated		Number		Total Ctrip.com International,
			Additional		other		of		Ltd.		Total
	Number of	Par	paid-in	Statutory	comprehensive	Retained	Treasury	Treasury	shareholders’	Non-controlling	shareholders’
	shares	value	capital	reserves	income/(loss)	earnings	stock	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2013	33,828,251	3,033,490	4,088,484,766	118,449,230	372,634,580	5,498,934,733	(3,777,087)	(1,551,141,268)	8,530,395,531	199,690,428	8,730,085,959
Issuance of common stock pursuant to share incentive plan	835,042	51,483	221,534,465	—	—	—	—	—	221,585,948	—	221,585,948
Share-based compensation	—	—	496,643,489	—	—	—	—	—	496,643,489	—	496,643,489
Appropriations to statutory reserves	—	—	—	15,649,517	—	(15,649,517)	—	—	—	—	—
Repurchasing common stock	(392,306)	—	—	—	—	—	(392,306)	(446,155,147)	(446,155,147)	—	(446,155,147)
Foreign currency translation adjustments	—	—	—	—	(66,759,799)	—	—	—	(66,759,799)	—	(66,759,799)
Unrealized securities holding gains	—	—	—	—	137,704,595	—	—	—	137,704,595	—	137,704,595
Early Conversion of Convertible Notes	846,131	—	8,945,339	—	—	—	846,131	391,665,502	400,610,841	—	400,610,841
Net income / (loss)	—	—	—	—	—	242,739,781	—	—	242,739,781	(151,117,436)	91,622,345
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	(280,075)	(280,075)
Issuance of convertible preferred shares by a subsidiary	—	—	—	—	—	—	—	—	—	186,057,768	186,057,768
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	658,466,145	658,466,145
Acquisition of additional stake in subsidiaries	29,864	299	12,413,757	—	—	—	—	—	12,414,056	(44,268,537)	(31,854,481)
Balance as of December 31, 2014	35,146,982	3,085,272	4,828,021,816	134,098,747	443,579,376	5,726,024,997	(3,323,262)	(1,605,630,913)	9,529,179,295	848,548,293	10,377,727,588

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	Ordinary shares (US$0.01 par value)				Accumulated		Number		Total Ctrip.com International,
	Number of	Par	Additional paid-in	Statutory	other comprehensive	Retained	of Treasury	Treasury	Ltd. shareholders’	Non-controlling	Total shareholders’
	shares	value	capital	reserves	income/(loss)	earnings	stock	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Issuance of common stock pursuant to share incentive plan	777,846	48,673	207,980,247	—	—	—	—	—	208,028,920	—	208,028,920
Share-based compensation	—	—	642,596,474	—	—	—	—	—	642,596,474	—	642,596,474
Appropriations to statutory reserves	—	—	—	34,842,222	—	(34,842,222)	—	—	—	—	—
Repurchasing common stock	(498,561)	—	—	—	—	—	(498,561)	(872,290,891)	(872,290,891)	—	(872,290,891)
Foreign currency translation adjustments	—	—	—	—	(489,917,917)	—	—	—	(489,917,917)	—	(489,917,917)
Unrealized securities holding gains	—	—	—	—	606,415,822	—	—	—	606,415,822	—	606,415,822
Purchasing of Purchased Call Option	—	—	(805,504,000)	—	—	—	—	—	(805,504,000)	—	(805,504,000)
Sale of Issued Warrants	—	—	523,404,000	—	—	—	—	—	523,404,000	—	523,404,000
Early Conversion of Convertible Notes	244,466	—	13,979,289	—	—	—	244,466	104,994,432	118,973,721	—	118,973,721
Net income / (loss)	—	—	—	—	—	2,507,655,884	—	—	2,507,655,884	(108,260,637)	2,399,395,247
Disposal of shares of subsidiaries	—	—	15,824,133	—	—	—	—	—	15,824,133	(747,801,153)	(731,977,020)
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	966,486,957	966,486,957
Acquisition of additional stake in subsidiaries	—	—	(10,078,392)	—	—	—	—	—	(10,078,392)	(36,158,510)	(46,236,902)
Business combinations	15,468,816	985,530	32,540,379,845	—	—	—	—	—	32,541,365,375	18,211,383,297	50,752,748,672
Share issuance for the investments	27,679	1,770	35,075,540	—	—	—	—	—	35,077,310	—	35,077,310
Balance as of December 31, 2015	51,167,228	4,121,245	37,991,678,952	168,940,969	560,077,281	8,198,838,659	(3,577,357)	(2,372,927,372)	44,550,729,734	19,134,198,247	63,684,927,981

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	Ordinary shares (US$0.01 par value)				Accumulated		Number		Total Ctrip.com International,
	Number of	Par	Additional paid-in	Statutory	other comprehensive	Retained	of Treasury	Treasury	Ltd. shareholders’	Non-controll ing	Total shareholders’
	shares	value	capital	reserves	income/(loss)	earnings	stock	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB

Issuance of ordinary shares for the exercise of stock options	796,582	52,744	197,628,625	—	—	—	—	—	197,681,369	—	197,681,369
Share-based compensation	—	—	3,559,718,706	—	—	—	—	—	3,559,718,706	—	3,559,718,706
Appropriations to statutory reserves	—	—	—	68,554,851	—	(68,554,851)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(323,581,599)	—	—	—	(323,581,599)	—	(323,581,599)
Unrealized securities holding gains	—	—	—	—	914,529,809	—	—	—	914,529,809	—	914,529,809
Disposal of available-for-sale investment	—	—	—	—	(140,651,759)	—	—	—	(140,651,759)	—	(140,651,759)
Early Conversion of Convertible Notes	330,048		29,400,802	—	—	—	330,048	137,352,862	166,753,664	—	166,753,664
Net income / (loss)	—	—	—	—	—	(1,430,703,195)	—	—	(1,430,703,195)	(205,527,660)	(1,636,230,855)
Issuance of ordinary shares, net of issuance costs	4,436,844	295,871	10,652,275,264	—	—	—	—	—	10,652,571,135	—	10,652,571,135
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	135,359,483	135,359,483
Issuance of ordinary shares for settlement of Convertible Notes	1,044,805	67,680	2,438,050,267	—	—	—	—	—	2,438,117,947	—	2,438,117,947
Disposal of shares in subsidiaries	—	—	—	—	—	—	—	—	—	(3,289,000)	(3,289,000)
Acquisition of additional shares in subsidiaries	5,407,787	355,697	8,969,187,969	—	—	—	—	—	8,969,543,666	(15,501,696,332)	(6,532,152,666)
Business combination	972,118	67,117	1,982,058,116	—	—	—	—	—	1,982,125,233	424,873,054	2,406,998,287

Balance as of December 31, 2016	64,155,412	4,960,354	65,819,998,701	237,495,820	1,010,373,732	6,699,580,613	(3,247,309)	(2,235,574,510)	71,536,834,710	3,983,917,792	75,520,752,502

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income /(loss)	91,622,345	2,399,395,247	(1,636,230,855)	(235,666,263)
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	496,643,489	642,596,474	3,559,718,706	512,706,136
Equity in (income) / loss of affiliates	(187,191,141)	135,780,312	(601,883,179)	(86,689,209)
Gain on deconsolidation of subsidiaries	(789,193)	(2,294,451,702)	(252,000)	(36,296)
Loss from disposal of property, equipment and software	3,751,452	33,986,560	8,871,987	1,277,832
Gain on disposal of cost method investment	—	—	(149,066,258)	(21,470,007)
Gain on disposal of available-for-sale investment	—	—	(140,651,759)	(20,258,067)
Loss from disposal of a subsidiary	1,529,046	—	—	—
Loss from impairment of long-term investment	33,000,000	—	47,986,882	6,911,549
Provision for doubtful accounts	11,737,580	32,080,786	32,339,617	4,657,874
Depreciation of property, equipment and software	173,786,973	255,966,352	461,391,147	66,454,148
Amortization of intangible assets and land use rights	8,334,028	60,247,658	257,444,573	37,079,731
Deferred income tax expenses/(benefits)	(97,573,997)	86,464,693	23,475,428	3,381,164
Changes in current assets and liabilities, net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions, net of deconsolidations:
Increase in accounts receivable	(261,973,182)	(1,002,531,319)	(1,332,377,049)	(191,902,211)
Decrease /(Increase) in due from related parties	2,352,014	(81,376,345)	(601,601,918)	(86,648,699)
(Increase) /Decrease in prepayments and other current assets	(1,218,273,146)	(2,224,053,491)	591,425,514	85,182,992
(Increase) /Decrease in long-term deposits	(27,406,657)	(381,458,105)	75,371,314	10,855,727
Increase in accounts payable	585,953,759	2,098,144,678	1,251,267,578	180,220,017
Increase in due to related parties	6,057,681	236,779,810	583,479,889	84,038,584
Increase in salary and welfare payable	259,440,083	271,783,211	1,259,133,720	181,352,977
Increase /(Decrease) in taxes payable	23,797,376	281,472,256	(778,280,444)	(112,095,700)
Increase in advances from customers	1,469,414,155	2,056,500,006	2,270,992,194	327,090,911
Increase in accrued liability for customer reward program	146,183,973	162,493,908	64,823,864	9,336,578
Increase in other payables and accruals	438,207,218	278,988,927	25,351,540	3,651,384

Net cash provided by operating activities	1,958,603,856	3,048,809,916	5,272,730,491	759,431,152

Cash flows from investing activities:
Purchase of property, equipment and software	(4,788,676,371)	(638,133,430)	(682,831,310)	(98,348,165)
Cash paid for long-term investments	(2,078,378,807)	(4,232,366,913)	(5,408,471,460)	(778,981,919)
Cash paid for business combinations, net of cash acquired	(130,124,251)	4,112,960,205	(9,157,391,070)	(1,318,938,653)
Purchase of intangible assets	(9,000,000)	(20,000,000)	(6,210,651)	(894,520)
(Increase) /Decrease in restricted cash	(94,988,241)	(760,873,462)	525,250,267	75,651,774
Increase in short-term investments	(2,799,807,028)	(1,447,586,170)	(5,934,919,483)	(854,806,205)
Increase in long-term loan receivable	—	(872,200,000)	—	—
Cash repayment from long-term receivables	496,368,000	872,200,000	212,217,989	30,565,748
Cash advance received from planned disposal of equity investment	—	—	17,665,162	2,544,313
Cash received from disposal of cost method investments	—	—	317,155,061	45,679,830
Cash received from disposal of available-for-sale investments	—	61,980,000	382,387,499	55,075,256
Cash received/(used) from deconsolidation of a subsidiary, net of cash disposed	45,569,216	(1,502,561,561)	(90,331,000)	(13,010,370)
Cash used from disposal of a subsidiary net of cash disposed	(7,373,416)	—	—	—

Net cash used in investing activities	(9,366,410,898)	(4,426,581,331)	(19,825,478,996)	(2,855,462,911)

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loans	2,325,694,972	644,411,544	1,979,869,005	285,160,450
Proceeds from long-term bank loans	—	—	2,550,000,000	367,276,393
Proceeds from exercise of share options	184,579,173	52,117,597	211,720,242	30,494,058
Repurchase of ordinary shares	(446,155,147)	(872,290,891)	—	—
Cash paid for acquisition of additional equity stake in subsidiaries	(36,792,354)	(46,236,902)	(6,532,152,666)	(940,825,676)
Cash paid for settlement of convertible notes	—	—	(2,033,967,447)	(292,952,246)
Cash received from non-controlling investors	139,393,178	275,972,483	86,609,482	12,474,360
Proceeds from issuance of convertible preferred shares by a subsidiary	186,475,640	725,512,513	—	—
Proceeds from issuance of senior convertible notes, net of issuance costs	3,069,000,000	14,736,200,000	6,544,966,036	942,671,185
Proceeds from sale of warrants	—	523,404,000	—	—
Purchase of Purchased Call Option	—	(805,504,000)	—	—
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	10,652,571,135	1,534,289,376
Repayment of loans due to related parties	—	—	(1,820,911,519)	(262,265,810)
Proceeds from repayment of loans due from related parties	—	—	651,053,394	93,771,193

Net cash provided by financing activities	5,422,195,462	15,233,586,344	12,289,757,662	1,770,093,283

Effect of foreign exchange rate changes on cash and cash equivalents	148,154,565	58,971,946	1,481,997,420	213,452,026

Net (decrease)/increase in cash and cash equivalents	(1,837,457,015)	13,914,786,875	(780,993,423)	(112,486,450)
Cash and cash equivalents, beginning of year	7,138,344,814	5,300,887,799	19,215,674,674	2,767,632,821
Cash and cash equivalents, end of year	5,300,887,799	19,215,674,674	18,434,681,251	2,655,146,371

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	261,734,551	243,828,898	411,766,790	59,306,754
Cash paid for interest, net of amounts capitalized	31,144,846	242,114,200	593,546,761	85,488,515

Supplemental schedule of non-cash investing and financing activities
Conversion of convertible senior notes	400,610,842	118,973,720	166,753,664	24,017,523
Issuance of ordinary shares for settlement of Convertible Notes	—	—	2,438,117,947	351,162,026
Non-cash consideration paid for business acquisitions, investments and non-controlling interests	(169,784,697)	(32,590,874,841)	(14,625,921,507)	(2,106,570,864)
Share exchange for equity investment (Note 8)	—	—	(2,498,763,234)	(359,896,764)
Accruals related to purchase of property, equipment and software	(258,632,797)	(48,486,734)	(22,855,856)	(3,291,928)
Share issuance for the investments	—	(35,077,310)	—	—
Unpaid cash consideration for business acquisitions (Note 2)	(306,966,884)	(110,302,844)	(497,434,415)	(71,645,458)

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

The following is a summary of the Company’s major VIEs and VIEs’ subsidiaries:

Name of VIE and VIEs’ subsidiaries	Date of establishment/acquisition

Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000
Beijing Ctrip International Travel Agency Co., Ltd. (“Beijing Ctrip”)	Acquired on January 15, 2002
Guangzhou Ctrip International Travel Agency Co., Ltd. (“Guangzhou Ctrip”)	Established on April 28, 2003
Shanghai Ctrip International Travel Agency Co., Ltd. (“Shanghai Ctrip”, formerly known as Shanghai Ctrip Charming International Travel Agency Co., Ltd.)	Acquired on September 23, 2003
Shenzhen Ctrip Travel Agency Co., Ltd. (“Shenzhen Ctrip”)	Established on April 13, 2004
Ctrip Insurance Agency Co., Ltd. (“Ctrip Insurance”)	Established on July 25, 2011
Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (“Shanghai Huacheng”, formerly known as Shanghai Huacheng Southwest Travel Agency Co., Ltd.)	Established on March 13, 2001
Chengdu Ctrip Travel Agency Co., Ltd. (“Chengdu Ctrip”)	Established on January 8, 2007
Chengdu Ctrip International Travel Agency Co., Ltd. (“Chengdu Ctrip International”)	Established on November 4, 2008
Beijing Qu Na Information Technology Company Limited (“Qunar Beijing”)	Established on March 17, 2006

For the years ended December 31, 2014, 2015 and 2016, the Company is considered the primary beneficiary of a VIE or VIEs’ subsidiary and consolidated the VIE or VIEs’ subsidiary if the Company had variable interests, that will absorb the entity’s expected losses, receive the entity’s expected residual returns, or both.

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

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB30,000,000 as of December 31, 2016.

Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Shanghai Ctrip holds 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip was RMB40,000,000 as of December 31, 2016.

Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip was RMB3,000,000 as of December 31, 2016.

Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. In September 2012, the Company purchased the ownership interests from the unrelated minority shareholder and effected a simultaneous reduction of capital of Shanghai Ctrip. Upon completion of the above transactions, two senior officers of the Company hold 100% of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip was RMB10,050,000 as of December 31, 2016.

Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip was RMB2,500,000 as of December 31, 2016.

Ctrip Insurance is an insurance agency incorporated in Shanghai, the PRC. Ctrip Insurance holds an insurance agency business license. Shanghai Ctrip Commerce and Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”) hold 100% of the equity interest in Ctrip Insurance. The registered capital of Ctrip Insurance was RMB50,000,000 as of December 31, 2016.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of December 31, 2016.

Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company holds 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB20,000,000 as of December 31, 2016.

Chengdu Ctrip International is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip International holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip International. The registered capital of Chengdu Ctrip International was RMB2,000,000 as of December 31, 2016.

Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various domestic and cross-border business licenses of Qunar. Two senior officers of the Company holds 100% of the equity interest in Qunar Beijing. The registered capital of Qunar Beijing was RMB11,000,000 as of December 31, 2016.

The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.

As of December 31, 2016, the Company has various agreements with its consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

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

As of the date of these consolidated financial statements, each of the shareholders of Qunar Beijing, Hui Cao and Hui Wang, also signed an irrevocable power of attorney authorizing an appointee of Beijing Qunar Software Technology Company Limited, or Qunar Software, to exercise, in a manner approved by Qunar, on such shareholder’s behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing’s articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder’s equity interest in Qunar Beijing. Each such power of attorney is effective until such time as such relevant shareholder ceases to hold any equity interest in Qunar Beijing. The terms of the power of attorney with respect to Qunar Beijing are otherwise substantially similar to the terms described in the foregoing paragraph.

Technical Consulting and Services Agreements: Ctrip Travel Information, Ctrip Travel Network and Wancheng, each a wholly owned PRC subsidiary of ours, provide our consolidated affiliated Chinese entities except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, our consolidated affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2016, our consolidated affiliated Chinese entities paid Ctrip Computer Technology (before our restructuring of business lines and restatement of contractual arrangements in 2015) or Ctrip Travel Information (after our restructuring of business lines and restatement of contractual arrangements in 2015) and Ctrip Travel Network a quarterly fee based on the number of transportation tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB5 (US$0.7) to RMB16 (US$2.3) per ticket and from RMB36 (US$5.2) to RMB295 (US$42.5) per person per tour. Although the service fees are typically determined based on the number of transportation tickets sold and packaged tour products sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. Ctrip Travel Information, Ctrip Travel Network or Wancheng, as appropriate, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable consolidated affiliate Chinese entity.

As of the date of these consolidated financial statements, pursuant to the restated exclusive technical consulting and services agreement between Qunar Beijing and Qunar Software, Qunar Software provides Qunar Beijing with technical, marketing and management consulting services on an exclusive basis in exchange for service fee paid by Qunar Beijing based on a set formula defined in the agreement subject to adjustment by Qunar Software at its sole discretion. This agreement will remain in effect until terminated unilaterally by Qunar Software or mutually. The terms of this agreement are otherwise substantially similar to the terms described in the foregoing paragraph.

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

As of the date of these consolidated financial statements, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the relevant contractual arrangements mentioned herein. After the pledge is registered with the relevant local branch of SAIC, Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge, along with this agreement, will be effective upon registration with the local branch of the SAIC, and will expire when all obligations under the relevant contractual arrangements have been satisfied or when each of Hui Cao and Hui Wang completes a transfer of equity interest and ceases to hold any equity interest in Qunar Beijing. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are otherwise substantially similar to the terms described in the foregoing paragraph.

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

As of the date of these consolidated financial statements, pursuant to the loan agreement among Qunar Software, Hui Cao and Hui Wang, the loans extended by Qunar Software to each of Hui Cao and Hui Wang are only repayable by a transfer of such borrower’s equity interest in Qunar Beijing to Qunar Software or its designated party, in proportion to the amount of the loan to be repaid. This loan agreement will continue in effect indefinitely until such time when (i) the borrowers receive a repayment notice from Qunar Software and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless Qunar Software sends a notice indicating otherwise within 15 calendar days after it is aware of such event. The terms of this loan agreement is otherwise substantially similar to the terms described in the foregoing paragraphs.

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

Hui Cao and Hui Wang also entered into the equity option agreement with Qunar, Qunar Software and Qunar Beijing. These equity option agreements contain arrangements that are similar to that as described in the foregoing paragraph. This agreement will remain effective with respect to each of Qunar Beijing’s shareholders until all of the equity interest has been transferred or Qunar and Qunar Software terminates the agreement unilaterally with 30 days’ prior written notice.

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

Summary financial information of the Group’s VIEs in the consolidated financial statements

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB590 million as of December 31, 2016. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Summary financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Total assets	22,188,424,951	30,544,580,876
Less: Inter-company receivables	(3,808,937,898)	(2,050,819,348)
Total assets excluding inter-company	18,379,487,053	28,493,761,528
Total liabilities	20,998,061,568	29,101,732,239
Less: Inter-company payables	(8,572,648,210)	(15,904,065,265)
Total liabilities excluding inter-company	12,425,413,358	13,197,666,974

As of December 31, 2015 and 2016, the VIEs’ assets mainly consisted of cash and cash equivalent (December 31, 2015: RMB2.8 billion, December 31, 2016: RMB10.0 billion), short-term investment (December 31, 2015: RMB3.1 billion, December 31, 2016: RMB6.5 billion), accounts receivables (December 31, 2015: RMB2.7 billion, December 31, 2016: RMB3.9 billion), prepayments and other current assets (December 31, 2015: RMB4.1 billion, December 31, 2016: RMB3.5 billion) and investments (non-current) (December 31, 2015: RMB2.4 billion, December 31, 2016: RMB2.8 billion). The inter-company receivables of RMB3.8 billion and RMB2.1 billion as of December 31, 2015 and 2016 mainly represented the cash paid by a VIE to one of the Company’s WFOEs for treasury cash management purpose.

As of December 31, 2015 and 2016, the VIEs’ liabilities mainly consisted of advance from customers (December 31, 2015: RMB5.1 billion , December 31, 2016: RMB5.0 billion), accounts payable (December 31, 2015: RMB4.0 billion, December 31, 2016: RMB4.3 billion), other payables and accruals (December 31, 2015: RMB2.1 billion, December 31, 2016: RMB1.3 billion) and short-term debt (December 31, 2015: RMB164 million , December 31, 2016: RMB1.2 billion), . The inter-company payables as of December 31, 2015 and 2016 were RMB8.6 billion and RMB15.9 billion, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited (“Ctrip HK”), one of the Company’s wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIEs’ subsidiary and the service fees payable to the WFOEs under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries’ perspectives.

The following table set forth the summary of results of operations of the VIEs and their subsidiaries of the Company:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net revenues	4,138,380,618	6,384,556,234	8,706,139,377
Cost of revenues	1,252,538,920	1,983,511,461	2,442,997,433
Net income / (loss)	(87,193,139)	(73,523,163)	100,653,423

As aforementioned, the VIEs mainly conduct air-ticketing, travel agency, advertising and value-added telecommunication businesses. Revenues from VIEs accounted for around 45% of the Company’s total revenues in 2016. The air-ticketing and packaged-tour revenues continued to increase in 2016, primarily driven by the increase in the air-ticketing volume and leisure travel volume.

The VIEs’ net income before the deduction of the inter-company consulting fee charges were RMB1.1 billion, RMB1.0 billion and RMB2.8 billion for the years ended December 31, 2014, 2015 and 2016, respectively.

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

The amount of service fees paid by all the VIEs as a percentage of the VIEs’ total net income were 109.4%, 107.1% and 96.3% for the years ended December 31, 2014, 2015 and 2016, respectively.

The following tables set forth the summary of cash flow activities of the VIEs and their subsidiaries of the Company:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net cash provided by operating activities	1,052,138,839	160,298,446	7,190,925,721
Net cash used in investing activities	—	—	—
Net cash provided by financing activities	—	—	—

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.943 on December 30, 2016, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, or at any other rate.

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

The Company recognizes the disposal of Property, equipment and software in general and administrative expenses.

Investments

The Company’s investments include cost method investments, equity method investments, held to maturity investments and available-for-sale investments in certain publicly traded companies and privately-held companies.

The Company applies equity method in accounting for its investments in entities in which the Company has the ability to exercise significant influence but does not own a majority of equity interest or which the Company otherwise controls and the investments are in either common stock or in-substance common stock. Unrealized gains on transactions between the Company and an affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Company classifies its investments in debt and equity securities, that are not accounted for as equity method investments, into one of three categories and accounts for these as follows: (i) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as “held-to-maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses reported in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available-for-sale.” The available-for-sale debt securities are measured at fair value. The available-for-sale equity securities with readily determinable fair value are also measured at fair value. The changes in the fair values for available-for-sale securities measured at fair values are reported through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized. The available-for-sale equity securities without readily determinable fair value are measured at cost. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received or when impaired.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurement of financial instruments

Financial assets and liabilities of the Group primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, accounts receivable, due from related parties, available-for-sale investments, accounts payable, due to related parties, advances from end users, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2015 and 2016, the Company does not hold any derivative instruments, and except for long-term debts and available-for-sale investments, carrying values of these financial instruments approximated their fair values because of their generally short maturities. The Company reports available-for-sale investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. The Company disclosed the fair value of its long-term debts based on Level 2 inputs in Note 17.

The Company measures its financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

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

Business combination

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the acquisition method. The Group applies ASC 805, “Business combinations”, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of income and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined.

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

Skyscanner Holdings Limited (“Skyscanner”)

On December 9, 2016, the Company consummated an acquisition of nearly all the equity interest of Skyscanner, a leading global travel search site headquartered in Edinburgh, the United Kingdom with the total purchase consideration of £1.4 billion (RMB 12 billion). The purchase consideration consists of £1.2 billion (RMB 10 billion) in cash and Ctrip ordinary shares. As of December 31, 2016, the total unpaid consideration was £41 million (RMB 361 million), which will be paid in three years. The financial statements of Skyscanner are consolidated by the Company from December 31, 2016 onwards since the financial results of Skyscanner during the period from  December 10, 2016 through December 31, 2016 were not material to the Company.

The preliminary allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. The fair value of non-controlling interest was measured based on the purchase price, taking into account a discount reflective of the non-controlling nature of the interest.

RMB
Net assets (including cash acquired with amount of RMB 571 million)	265,145,209
Identifiable intangible assets — trademark and domain	1,981,771,584
Identifiable intangible assets — Supplier relationship	928,904,634
Identifiable intangible assets — IT Platform	190,737,332
Deferred tax liabilities	(620,282,710)
Non-controlling interests	(315,836,071)
Goodwill	9,583,716,450
Total purchase consideration	12,014,156,428

The goodwill recognized for the Skyscanner acquisition was primarily made up of the expected synergies from combining operations of the acquiree and the acquirer, which do not qualify for separate recognition. The identifiable intangible assets primarily consist of trademark and domain, supplier relationship and IT Platform. The trademark and domain are assessed to be indefinite-lived intangible assets. The fair values of the supplier relationship and IT Platform are amortized over 9 years and 6 years, respectively on a straight-line basis.

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

(1)         Which represents fair value of purchase consideration for the initial 45% equity method investment in October 2015

As a result of the above transactions, the Company is deemed to be the beneficial owner of 256 million Class B ordinary shares of Qunar representing majority voting interest and therefore accounted for these transactions as step acquisitions of business combination under U.S GAAP. The previously held equity interest of Qunar from the exchange transaction with Baidu had been accounted for using equity method until the Company’s consolidation of Qunar upon completion of the transaction with the Qunar shareholders in December 2015 (Note 8). The financial statements of Qunar are consolidated by the Company from December 31, 2015 on since the financial results of Qunar during the period from December 10 through December 31, 2015 were not material.

The final allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows which includes an adjustment made in 2016 to correct the immaterial understatements of goodwill and short term debt in the purchase price allocation table and consolidated balance sheet of the Company’s 2015 consolidated financial statements. The correction increased the goodwill and short term debt by RMB 582 million respectively to properly reflect the fair value of short term debt of Qunar as of the date of the acquisition. The correction was made in the Company’s 2016 financial statements and no revision was made in its 2015 financial statements as the impact is immaterial. The fair value of non-controlling interest was measured based on the purchase price, taking into account a discount reflective of the non-controlling nature of the interest based on the market price of Qunar’s publically traded shares.

RMB
Cash and cash equivalents	5,169,733,816
Advance to suppliers	1,177,437,522
Prepayments and other current assets	3,075,154,225
Long-term investments	712,967,197
Fixed assets, net	232,085,350
Other non-current assets	127,412,235
Accounts payable	(1,584,668,322)
Taxes payable	(1,028,960,573)
Short-term debts	(3,884,097,322)
Accrued expenses and other current liabilities	(4,526,855,580)
Non-current liability	(93,019,969)
Non-controlling interests	(5,282,358)
Net assets of Qunar acquired	(628,093,779)
Identifiable intangible assets — trademark and domain	8,998,429,167
Identifiable intangible assets — technology and supplier network for new products*	948,347,023
Deferred tax liabilities	(2,489,866,400)
Non-controlling interests	(17,850,614,771)
Goodwill	43,563,164,135
Total purchase consideration	32,541,365,375

The goodwill recognized from the Qunar acquisition was primarily attributable to the expected synergies from the consolidation of the seamless cooperation of the acquiree and the acquirer to further build and strengthen the vibrant travel ecosystem of the enlarged group. Such synergies, in order of their relative significance, are comprised of (1) the expected but unidentifiable significant business growth as a result of the consolidation of the fragmented domestic online travel market; (2) the strengthened market position from the increased market presence by the penetration into the supplementary travel related market of each other; (3) the enhanced relationship with other travel service providers and increased popularity and awareness among end users; and (4) the operation efficiencies and reductions in costs by eliminating redundant processes and facilities. In addition, the goodwill also includes the work force that is not separately recognized in the purchase price allocation.

The newly identifiable intangible assets of Qunar primarily consist of trademark and domain, technology and supplier network for new products. The trademark and domain are indefinite-lived intangible assets. The estimated fair value of the amortizable intangible assets (technology and supplier network for new products) is expected to amortised over a weighted average period of 5.2 years on a straight-line basis.

In the first half year of 2016, the Company made certain investments, in the form of limited partnership capital contribution or other financing arrangements respectively, in several non-U.S. investment entities, with an aggregate fair value of approximately US$2.9 billion (RMB 19 billion), including US$1 billion (RMB 6.5 billion) cash and newly issued ordinary shares (the “Investment”). These investment entities have spent the Investment to acquire the majority of minority stake of Qunar through privately negotiated transactions. In accordance with ASC 810, the Company consolidates the financial statements of these investment entities and as such the investments are eliminated in consolidation. The Company accounts for the subsequent purchases of the Qunar non-controlling shares as equity transactions by adjusting the carrying amount of non-controlling interest of Qunar to reflect the decrease in the non-controlling interest’s ownership in Qunar by RMB 15.5 billion. The difference between the amount of the change in non-controlling interest and the consideration paid was recognized in additional paid-in capital of the Company with amount of RMB 3.7 billion against the US$1.9 billion (RMB 12.7 billion) of additional paid-in capital from the newly issued ordinary shares.

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

The purchase consideration was RMB 721 million (GBP75.6 million). The results of Travelfusion have been included in the consolidated financial statements of the Company since the acquisition date. The final allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. The non-controlling interest represents the fair value of the 30% equity interest not held by the Company:

RMB
Net assets	36,936,493
Identifiable intangible assets — trademark and domain	78,058,071
Identifiable intangible assets — Business relationship	261,146,660
Identifiable intangible assets — IT Platform	5,051,377
Deferred tax liabilities	(72,293,783)
Non-controlling interests	(275,995,802)
Goodwill	687,633,024
Total purchase consideration	720,536,040

The identifiable intangible assets primarily consist of trademark and domain, business relationship and IT Platform. The trademark and domain are indefinite-lived intangible assets. The fair values of the business relationship and IT Platform are amortized over 10 years and 5 years, respectively on a straight-line basis.

A technology company focusing on hotel customer reviews

In November 2013 and October 2014, the Company consummated the acquisition of the entire equity shares in a technology company focusing on hotel customer reviews through step acquisitions with the total purchase consideration of RMB 240 million which included cash consideration of RMB 110 million and the previously held 35% non-controlling interest with the fair value of RMB 130 million. The cash consideration was paid in 2015. The Company also recognized a gain from the re-measurement of its previously held equity interest to the fair value of RMB 100 million in 2014.  The Company reported the gain from re-measurement of previously held equity interests in the step acquisitions in “Equity in income/(loss) of affiliates” in the statement of income and comprehensive income.

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

An offline travel agency

In December, 2014, the Company completed the transaction to acquire approximately 43% equity stake and obtained majority voting power of an offline travel agency. The purchase consideration was approximately RMB308 million (US$50 million). The total unpaid consideration amounted to RMB 196 million as of December31, 2014 has been paid in 2015. The financial results of the acquired entity have been included in the Company’s consolidated financial statements since the acquisition date. The final allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows which includes a measurement period adjustment in 2015 to decrease the consideration and goodwill by RMB 1 million:

RMB
Net assets (including the cash acquired of RMB142 million)	164,411,042
Identifiable intangible assets — customer relationship	67,000,000
Identifiable intangible assets — trademark	174,800,000
Deferred tax liabilities	(60,450,000)
Non-controlling interests	(370,656,000)
Goodwill	331,615,519
Total purchase consideration	306,720,561

The identifiable intangible assets primarily consist of trademark and customer relationship. The trademark is indefinite-lived intangible assets. The fair value of the customer relationship is amortized over 5 years on a straight-line basis.

For the years ended December 31, 2014, 2015 and 2016, other than the business combination of Qunar, the financial results and the pro forma revenues and net earnings of above mentioned acquisitions were not considered as significant to the Group under Rule 3-05 of Regulation S-X and ASC 805 respectively, either individually or in aggregate.

Other than the acquisitions disclosed above, none of other acquisition occurred during the periods presented was material to our businesses or financial results. Other immaterial acquisitions in 2016 resulted in goodwill increase of RMB 159 million. As of December 31, 2016, the total unpaid considerations for the other acquisitions were RMB 7 million.

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

As of December 31, 2016, the step one analysis performed indicated that the fair value of the Company’s reporting unit was substantially greater than the respective carrying value. There was no impairment of goodwill during the years ended December 31, 2014, 2015 and 2016. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology and business relationship as of December 31, 2015 and 2016. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2015 and 2016. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

The Company reviews intangible assets with indefinite lives annually for impairment.

No impairment on other intangible assets was recognized for the years ended December 31, 2014, 2015 and 2016.

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

Accrued liability for customer reward program

The Group’s end users participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2015 and 2016, the Group’s accrued liability for its customer reward program amounted to RMB593 million and RMB658 million, respectively, based on the estimated liabilities under the customer reward program. Our expenses for the customer rewards program were approximately RMB355million, RMB399 million and RMB202 million for the years ended December 31, 2014, 2015 and 2016.

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

Revenue recognition

The Group presents majority of its revenues on a net basis. Revenues are recognized at gross amounts where the Group undertakes the majority of the business risks by pre-purchasing inventories and acts as principal related to the services provided. The amount of revenues recognized at gross basis was immaterial during the years ended December 31, 2014, 2015 and 2016, respectively.

Accommodation reservation services

The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transaction and service platform. Commissions from hotel reservation services rendered are recognized after end users have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Group, generally, does not assume inventory risks and has no obligations for cancelled hotel reservations.

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

The Company receives advertising revenues, which principally represent the sale of banners or sponsorship on the website and mobile from end users. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided.

The Company also conducts sale of PMS and related maintenance service. The sale of PMS is recognized upon customer acceptance. Maintenance service is recognized ratably over the term of the maintenance contract on a straight-line basis.

Allowance for doubtful accounts

Accounts receivables are recorded at the invoiced amount and do not bear interest. The Company reviews on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. The following table summarized the details of the Company’s allowance for doubtful accounts:

	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of year	5,896,903	14,707,184	38,237,658
Provision for doubtful accounts	11,737,580	32,080,786	32,339,617
Write-offs	(2,927,299)	(8,550,312)	(11,735,449)
Balance at end of period	14,707,184	38,237,658	58,841,826

Cost of revenues

Cost of revenues consists primarily of payroll compensation of customer service center personnel, payments to travel suppliers, credit card service fee, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by the Group’s transaction and service platform which are directly attributable to the rendering of the Group’s travel related services and other businesses.

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

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB1.2 billion, RMB1.8 billion and RMB2.8 billion for the years ended December 31, 2014, 2015 and 2016 respectively, are charged to the statements of income as incurred.

Share-based compensation

Under ASC 718, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns. Expected dividend yield is determined in view of the Company’s historical dividend payout rate and future business plan. The Company estimates expected volatility at the date of grant based on historical volatilities. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

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

Share incentive plans of Ctrip (excluding Qunar)

On November 5, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”), which was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company’s 2003 Option Plan. As of December 31, 2015 and 2016, 179,453 and 107,572 options were outstanding under the 2005 Option Plan respectively.

On October 17, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options and Restricted Share Units (“RSU”)), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years. The Company granted 625,006 and 928,002 new shares options to employees with 4 year requisite service period for years ended December 31, 2015 and 2016, respectively. RSUs granted under 2007 Incentive Plan have a restricted period for 4 years. As of December 31, 2015 and 2016, 4,826,008 and 5,415,943 options and 865,408 and 1,462,239 RSUs were outstanding under the 2007 Incentive Plan.

A summary of option activity under the share incentive plans

The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2013	4,130,732	70.42	4.99	528,988,489
Granted	1,472,449	172.56
Exercised	(573,351)	62.52
Forfeited	(57,652)	117.63
Outstanding at December 31, 2014	4,972,178	101.03	5.17	405,399,251
Granted	625,006	247.91
Exercised	(506,163)	65.65
Forfeited	(85,560)	156.32
Outstanding at December 31, 2015	5,005,461	122.00	4.77	1,244,544,670
Granted	928,002	322.20
Exercised	(368,722)	80.70
Forfeited	(41,226)	199.32
Outstanding at December 31, 2016	5,523,515	157.82	4.54	899,966,907
Vested and expect to vest at December 31, 2016	5,339,880	155.04	4.47	884,674,316
Exercisable at December 31, 2016	3,228,073	100.42	3.14	708,809,522

The Company’s current practice is to issue new shares to satisfy share option exercises.

The expected-to-vest options are the result of applying the pre-vesting forfeiture rate assumptions of 8% to total unvested options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$320 as of December 30, 2016 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2016.

The total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 were US$148million US$178 million and US$257 million, respectively.

The following table summarizes information related to outstanding and exercisable options as of December 31, 2016 (in US$, except shares):

	Outstanding			Exercisable
Range of Exercise Prices	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
35.00-58.99	677,760	38.02	0.10	677,760	38.02	0.10
59.00-77.99	1,120,518	77.12	4.01	892,716	76.46	3.98
78.00-96.99	510,008	91.52	2.19	510,008	91.52	2.19
97.00-129.99	369,445	105.01	2.71	369,445	105.01	2.71
130.00-259.99	2,845,784	236.86	6.46	778,144	185.94	5.63
	5,523,515			3,228,073

The weighted average fair value of options granted during the years ended December 31, 2014, 2015 and 2016 was US$78.10, US$109.93 and US$ 140.95 per share, respectively.

As of December 31, 2016, there was US$197 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.9 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB184,579,173, RMB52,117,597 and RMB211,720,242 for the year ended December 31, 2014, 2015 and 2016, respectively. The transfer agent was engaged by the Company to collect the exercise proceeds and remitted on regular basis and these amounts were presented as receivable from financial institution in Note 3.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the years ended December 31, 2014, 2015 and 2016:

	2014	2015	2016
Risk-free interest rate	1.66%-1.75%	1.35%-1.59%	1.16%-1.66%
Expected life (years)	5.0	5.0	5.0
Expected dividend yield	0%	0%	0%
Volatility	49%-52%	49%-50%	48%-51%
Fair value of options at grant date per share	from US$74.98	from US$105.16	from US$133.85
	to US$109.57	to US$112.76	to US$141.72

For the years ended December 31, 2014, 2015 and 2016, the Company granted 761,514, 229,603 and 1,183,094 RSUs to employees with 4 year requisite service period, respectively. In additional, pursuant to the Replacement mentioned above, another 475,343 RSUs replaced the 1,901,372 options initially granted under the 2007 incentive plan.

The following table summarized the Company’s RSUs activities under all incentive plans (in US$, except shares):

	Number of Shares	Weighted average grant date fair value(US$)
Restricted shares
Unvested at December 31, 2013	623,424	83.60
Granted	761,514	185.40
Vested	(261,692)	86.82
Forfeited	(64,638)	148.02
Unvested at December 31, 2014	1,058,608	158.55
Granted	229,603	249.31
Vested	(271,683)	129.21
Forfeited	(151,120)	181.47
Unvested at December 31, 2015	865,408	185.17
Granted	1,183,094	301.62
Vested	(492,825)	223.00
Forfeited	(93,438)	237.69
Unvested at December 31, 2016	1,462,239	263.28

Total share-based compensation cost for the RSUs amounted to US$32.3 million, US$48.6 million and US$217.8 million for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, there was US$244 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 1.7 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

Share incentive plans of Qunar

In November 2007, Qunar’s shareholders approved the 2007 Share Incentive Plan (the “2007 Qunar Share Incentive Plan”), which is administered by Qunar’s Board of Directors or any of its committees. Under the Plan, Qunar’s Board of Directors may grant options to its employees, directors and consultants to purchase an aggregate of no more than 9,600,140 ordinary shares of Qunar. On December 29, 2011, Qunar’s Board of Directors approved the increase of the number of shares available for issuance under the 2007 Share Incentive Plan from 20,724,362 to 26,060,000 shares. On August 10, 2012, Qunar’s Board of Directors approved that starting from January 1, 2013, the number of shares available for issuance under the 2007 Share Incentive Plan would increase annually by 1.5% of the total outstanding ordinary and redeemable ordinary shares, if any, as of January 1 of that respective calendar year. On September 22, 2013, the Board of Directors of Qunar approved an increase in the number of shares available for issuance under the 2007 Share Incentive Plan by 6,066,896 shares. The options granted have a contractual term of ten years and generally vest over a four-year period, with 25% of the awards vesting one year after the date of grant and 1/16 of the remaining grants vesting on a quarterly basis thereafter. In December 2015, Qunar modified the awards under the 2007 Share Incentive Plan to be convertible to Ctrip American depositary shares (“ADSs”) at a ratio of 1 Qunar ADS to 0.725 Ctrip ADS. Unvested awards under the 2007 Share Incentive Plan became fully vested for certain employees and all cliff vesting conditions and performance-based vesting conditions were removed from all outstanding awards under the 2007 Share Incentive Plan. As of December 31, 2015 and 2016, 8,596,548 and 5,535,348 options were outstanding under the 2007 Qunar Option Plan respectively.

On November 18, 2015, Board of Directors of Qunar approved another share incentive plan (the “2015 Qunar Share Incentive Plan”), under which share options granted, when vested and exercised, will be entitled to be convertible to Ctrip ADSs at a ratio of 1 Qunar ADS to 0.725 Ctrip ADS. Certain options granted under the 2015 Qunar Share Incentive Plan vest immediately upon grant, while others vest on a quarterly basis on the same vesting schedule as those outstanding awards under the 2007 Share Incentive Plan. Under the 2015 Qunar Share Incentive Plan, Qunar may grant options to its employees, directors and consultants to purchase an aggregate of no more than 28,476,795 ordinary shares of the Company. These options granted have a contractual term of ten years. As of December 31, 2015 and 2016, 10,162,890 and 4,354,575 options were outstanding under the 2015 Qunar Option Plan respectively.

A summary of option activity under the share incentive plans

The following table summarized the Qunar’s share option activity under all the option plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2015	18,759,438	0.01	9.36	329,603,326
Granted	1,846,200	0.01
Exercised	(9,140,502)	0.01
Forfeited/Cancelled	(1,575,213)	0.01
Outstanding at December 31, 2015	9,889,923	0.01	8.54	99,393,726
Vested and expect to vest at December 31, 2016	9,241,666	0.01	8.53	92,878,743
Exercisable at December 31, 2016	2,107,686	0.01	8.52	21,182,244

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share as at the balance sheet date and the exercise price.

The total intrinsic value of options exercised during the year ended December 31, 2016 was US$92 million.

The weighted average grant date fair value of options granted during the year ended December 31, 2016 was US$19.99.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the years ended December 31, 2016:

2016
Risk-free interest rate	0.22%-2.10%
Expected life (years)	0.13-6.00
Expected dividend yield	—
Volatility	26%-40%

In October 2016, Qunar announced that it had entered into definitive merger agreement for the going private transaction. Qunar announced that its going private transaction was approved by its shareholders and later completed in February 2017.

Immediately prior to the closing of the going private transaction of Qunar in February 2017, each outstanding vested option granted under the 2007 Qunar Share Incentive Plan and the 2015 Qunar Share Incentive Plan was exchanged for a number of Ctrip ADSs based on a ratio that ensures equivalent economic value, against the payment by the holder of the vested Qunar options of the full amount of exercise price payable ; and each outstanding unvested Qunar option granted under the 2007 Qunar Share Incentive Plan and the 2015 Qunar Share Incentive Plan was exchanged for an option of Ctrip to purchase ordinary shares of Ctrip based on a ratio that ensures equivalent economic value with its remaining vesting period unchanged.

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

Other income/ (expense)

Other income/ (expense) consists of gain on deconsolidation of subsidiaries, financial subsidies, investment income and foreign exchange gains/(losses) etc.. Financial subsidies from local PRC government authorities are recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authorities. Financial subsidies are recognized as other income when received. The foreign exchange losses in 2016 were mainly contributed by the USD appreciation against Chinese Yuan. Components of other income for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014	2015	2016
	RMB	RMB	RMB
Foreign exchange gains/(losses)	(55,930,392)	12,638,982	(557,995,284)
Bank charges	(49,713,255)	(61,150,707)	(101,973,794)
Loss from impairment of long-term investment (Note 8)	(33,000,000)	—	(47,986,882)
Subsidy income	132,094,928	199,418,778	220,631,285
Gain on disposal of cost method investment (Note 8)	—	—	149,066,258
Gain on disposal of available-for-sale investment (Note 8)	—	—	140,651,759
Dividends from long-term investment	39,036,138	—	48,911,066
Reimbursement from the depository	—	11,582,882	46,345,221
Gain on deconsolidation of subsidiaries	789,193	2,294,451,702	252,000
Loss on disposal of a subsidiary	(1,529,046)	—	—
Others	12,073,069	24,038,193	75,250,084
Total	43,820,635	2,480,979,830	(26,848,287)

Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and Jointwisdom, the subsidiaries of the Company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. Additionally, ezTravel, the Company’s subsidiary incorporated in Taiwan, is also required to allocate 10% of its after-tax profit to the statutory reserve in accordance with the Taiwan regulations. There is no such regulation of providing statutory reserve in Hong Kong. During the years ended December 31, 2014, 2015, and 2016, appropriations to statutory reserves have been made of approximately RMB16 million, RMB35 million, and RMB69 million, respectively.

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As the majority of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. Restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB5.0 billion as of December 31, 2016.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2014, 2015 and 2016 were RMB5.0 billion, RMB7.2 billion and RMB8.2 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.

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

Earnings/(loss) per share

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

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure. If changes in common stock resulting from stock dividends, stock splits, or reverse stock splits occur after the close of the period but before the financial statements are issued or are available to be issued, the per-share computations for those and any prior-period financial statements presented shall be based on the new number of shares.

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

The Company primarily generates its revenues from end users in Great China Area, and assets of the Company are also primarily located in Great China Area. Accordingly, no geographical segments are presented.

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard will require the Company to separate performance obligations within a contract, determine total transaction costs, and ultimately allocate the transaction costs across the established performance obligations. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers” (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 will become effective for the Company beginning in fiscal 2018 under either full or modified retrospective adoption, with early adoption permitted as of the original effective date of ASU 2014-09. The Company has set up an implementation team that is currently in the process of analyzing each of the Company’s revenue streams in accordance with the new revenue standard to determine the impact on the Company’s consolidated financial statements. The Company plans to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) throughout 2017 as the Company works towards the implementation and finalizes its determination of the impact that the adoption will have on its consolidated financial statements. The Company expects to adopt the new revenue recognition guidance in the first quarter of 2018.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. The Company has adopted this new guidance and determined it has no impact in the current year.

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

In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share - Based Payment Accounting, which outlines new provisions intended to simplify various aspects related to accounting for share - based payments and their presentation in the financial statements. The standard is effective for the Company from calendar 2017 and from the first interim period of calendar 2017. Early adoption is permitted. The Company is evaluating the impact of the adoption of this update on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The standard is effective for the Company from calendar 2020, with early adoption permitted for calendar 2019. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments.  This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  Early adoption is permitted, including adoption in an interim period. An entity that elects early adoption must adopt all of the amendments in the same period.  The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable.  The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income taxes (Topic 740) - Intra-Entity Transfers of Assets Other Than Inventory, to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than inventory. The Update does not change GAAP for an intra-entity transfer of inventory. The amendments in this Update do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory.  For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods.  Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. The amendments in this Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption.  The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash.  The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents.  The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  Early adoption is permitted, including adoption in an interim period.  The amendments in this Update should be applied using a retrospective transition method to each period presented.  The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business.  The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated.  If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements.  Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods.  Early application of the amendments in this Update is allowed.  The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition.  The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.  To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test.  Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.  An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition.  A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019.  Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.  The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2014, 2015 and 2016, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality based on their credit ratings. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2014, 2015 and 2016. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2015 and 2016.

3.  PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2015 and 2016 were as follows:

	2015	2016
	RMB	RMB
Prepayments and deposits to vendors	5,527,802,541	5,082,058,275
Prepaid expenses	262,797,329	439,983,044
Receivables from financial institution	221,221,736	207,182,863
Employee advances	453,304,997	99,042,188
Interest receivable	71,558,995	81,999,660
Others	213,280,229	296,719,656
Total	6,749,965,827	6,206,985,686

4.  LONG-TERM DEPOSITS AND PREPAYMENTS

The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies and hotel suppliers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.

Components of long-term deposit and prepayments as of December 31, 2015 and 2016 were as follows:

	2015	2016
	RMB	RMB

Prepayments for purchase of long lived assets	120,699,207	625,084,070
Deposits paid to airline suppliers	141,890,707	244,072,331
Deposits paid to hotel suppliers	118,851,829	126,728,198
Deposits paid to lessors	40,360,900	21,615,099
Deposits paid to travel bureau	2,586,292	5,551,278
Others	62,397,033	124,228,221
Total	486,785,968	1,147,279,197

5.  LONG-TERM LOAN RECEIVABLE

In 2013, the Company entered into a loan agreement with Felicity Investment Holdings Limited (“Felicity”) for a total amount of approximately US$29.5 million with a 5% compounded annual interest rate. The balance of the loan and the compounded accrued interests will be received at the end of the 5 years term of the loan. The loan receivable is fully collateralized with shares of a subsidiary of Felicity. In February 2016, Felicity fully repaid the loan with total amount of US$ 31 million (Rmb 212 million). In 2015, the Company provided a loan facility with the total amount of US$ 300 million to another subsidiary of Felicity. During the year ended December 31, 2015, US$ 140 million (RMB 872 million) of the facility had been drawn down and repaid. As of December 31, 2016, the unused loan facility was US$ 160 million, which can be drawn down from June 2016 with term of 2 years from the drawn down date with 5% annual interest rate.

In April, 2015, the Company entered into a loan agreement with eHi for a total amount of RMB 300 million with the term of 3 years. The annual interest rate of the loan is 6.9% and will be received at the end of every quarter. In October 2016, eHi repaid RMB200 million. As of December 31, 2016, the balance of the loan and the accrued interests was approximately RMB102 million.

6.  LAND USE RIGHTS

The Company’s land use rights are related to the payment to acquire three land use rights, the first one is at total cost of approximately RMB68 million for approximately 17,000 square meters of land in Shanghai, on which the Group has built an information and technology center. The second one was acquired at RMB49 million for approximately 19,500 square meters of land in Nantong, which was put into use in May 2010. The third one was RMB10 million for approximately 9,000 square meters of land in Chengdu, on which the Group has built an information and technology center of West China. According to land use right policy in the PRC, the Company has a 50-year use right over the land in Shanghai, a 40-year use right over the land in Nantong, and a 50-year use right over the land in Chengdu, which are used as the basis for amortization, respectively. Amortization expense for the years ended December 31, 2014, 2015 and 2016 was approximately RMB3 million, RMB2 million and RMB3 million, respectively. As of December 31, 2015 and 2016, the net book value was RMB102,328,181 and RMB99,544,772 respectively.

7.  PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2015 and 2016 were as follows:

	2015	2016
	RMB	RMB
Buildings	5,048,349,531	5,148,644,010
Computer equipment	534,734,639	731,530,644
Website-related equipment	377,457,565	536,705,335
Furniture and fixtures	125,609,830	178,703,320
Software	101,444,245	124,082,233
Leasehold improvements	129,401,013	115,997,785
Construction in progress	11,231,274	10,056,257
Less: accumulated depreciation and amortization	(772,268,598)	(1,253,759,503)
Total net book value	5,555,959,499	5,591,960,081

Depreciation expense for the years ended December 31, 2014, 2015 and 2016 was RMB174 million, RMB256 million and RMB461 million, respectively.

8.  INVESTMENTS

The Company’s long-term investments are consisted of the follows:

	2015	2016
	RMB	RMB

Held to maturity investment
Long-term time deposit	1,020,425,292	1,059,812,729

Available-for-sale investments-measured at fair value
China Eastern Airlines	—	3,293,478,259
Tujia	2,876,749,196	3,081,585,780
Hanting	1,116,231,309	1,984,037,413
eLong	—	1,877,945,423
LY.com	1,745,309,616	1,523,436,120
MakeMyTrip	—	1,519,309,068
eHi	793,869,127	612,309,518
Tuniu	430,659,093	252,746,139
Easy Go	527,301,676	228,317,887
Others	316,742,816	94,311,000

Equity method investments
BTG	—	2,498,763,234
eLong	2,632,145,397	235,138,072
Homeinns	961,773,378	—
Investment funds	261,520,937	616,160,937
Others	199,527,495	764,137,539

Others-cost method investments	988,268,166	891,333,247

Total net book value	13,870,523,498	20,532,822,365

Held to maturity investment

In September 2015, the Company placed a three-year time deposit of RMB 1 billion to a domestic bank with fixed interest rate of 3.90% per annum.

Available-for-sale investments

China Eastern Airlines Limited (“China Eastern Airlines”)

In April 2016, the Company purchased 466 million ordinary share of China Eastern Airlines with the total consideration of RMB 3 billion which represented around 3% equity interest of China Eastern Airlines. China Eastern Airlines is listed on the New York, Hong Kong and Shanghai stock exchange. The shares of China Eastern Airlines that the Company purchased are traded at Shanghai Stock Exchange. The Company does not have the ability to exercise significant influence over China Eastern Airlines. The investment in China Eastern Airlines is therefore classified as available-for-sale investment. As of December 31, 2016, the closing price of China Eastern Airlines A shares was RMB 7.07 per share. The Company re-measured the investment at a fair value of RMB 3.3 billion with RMB 293 million unrealized gain recorded in other comprehensive income.

Tujia

Tujia used to be a consolidated subsidiary of the Company. In July 2015, after a private placement of Tujia, the equity interest of the Company in Tujia was diluted to 45% and the Company was no longer entitled to appoint the majority of the board of directors of Tujia. As a result, the Company lost the control in Tujia and the financial position and results of operations of Tujia were therefore deconsolidated. A gain of RMB 2.3 billion (approximately US$ 350 million) was recognized in the Other income/ (expense) (Note 2) in connection with the deconsolidation of Tujia when the investment in Tujia was re-measured at its fair value of RMB 2.8 billion which was determined by management with the assistance of an independent appraisal using Level 3 inputs. As of December 31, 2016, the Company held 101,498,094 convertible and redeemable preferred shares of Tujia. The convertible and redeemable preferred shares that the Company subscribed from Tujia are not in substance common stocks and are classified as available-for-sale investment.

Hanting

As a result of a series of investments on Hanting in 2010, the Company holds 22,049,446 shares of Hanting, representing approximately 9% of Hanting’s total outstanding shares with the aggregated investment cost of US$67.5 million (approximately RMB0.5 billion). The Company does not have the ability to exercise significant influence and the investment in Hanting is classified as available-for-sale investment. As of December 31 2016, the closing price of Hanting was US$51.84 per ADS. The Company re-measured the investment in Hanting at a fair value of RMB2.0 billion (approximately US$286 million), with RMB1.5 billion unrealized gain recorded in other comprehensive income.

LY.com

In April, 2014, the Company purchased a minority stake of LY.com with a cash consideration of approximately RMB1.4 billion. According to the purchase agreement and shareholders arrangement, the investment on LY.com is considered not in substance common stock and is classified as available-for-sale investments. As of December 31 2016, the Company re-measured the investment in LY.com at a fair value of RMB1.5 billion (approximately US$219 million), with RMB0.1 billion unrealized gain recorded in other comprehensive income.

MakeMyTrip

In January, 2016, the Company made an investment of US$180 million (approximately RMB1.2 billion) in MakeMyTrip Limited (“MakeMyTrip”), an Indian online travel company to purchase its newly issued convertible bonds. In October 2016, the Company converted the convertible bonds into 9,857,028 ordinary shares of MakeMyTrip which represented approximately 10% equity interest in MakeMyTrip and appointed 1 out of 10 board seats of MakeMyTrip. The Company does not have the ability to exercise significant influence and the investment in MakeMyTrip is therefore classified as available-for-sale investment. As of December 31 2016, the closing price of MakeMyTrip was US$22.2 per share, the Company remeasured the investment in MakeMyTrip at a fair value of RMB1.5 billion (approximately US$219 million), with RMB0.3 billion unrealized gain recorded in other comprehensive income.

eHi

As a result of a series of investments on eHi since 2013, the Company has held an aggregate equity interest of approximately 14% of eHi’s total outstanding share and 19.6% of eHi’s voting power as of December 31, 2016 with the aggregated investment cost of US$107 million (approximately RMB0.7 billion). The Company does not have the ability to exercise significant influence and the investment in eHi is classified as available-for-sale investment. As of December 31, 2016, the closing price of eHi was US$9.06 per ADS. The Company remeasured the investment in eHi at a fair value of RMB612 million (approximately US$88 million), with RMB0.1 billion unrealized loss recorded in other comprehensive income.

Tuniu

The Company held an aggregate equity interest of approximately 4% of Tuniu as of December 31, 2016 with the aggregated investment cost of US$ 50 million (approximately RMB0.3 billion). The Company does not have the ability to exercise significant influence and the investment in Tuniu is classified as available-for-sale investment. As of December 31 2016, the closing price of Tuniu was US$8.75 per ADS. The Company remeasured the investment in Tuniu at a fair value of RMB253 million (approximately US$36 million), with RMB94 million unrealized loss recorded in other comprehensive income.

Easy Go

In December 2013 and August 2014, the Company subscribed Easy Go’s Series B and Series C convertible preferred shares with a total consideration of US$53 million (approximately RMB 324 million). The convertible preferred shares that the Company subscribed from Easy Go are not in substance common stocks and are classified as available-for-sale investment.

In February 2016, the Company consummated a transaction to sell approximately 6 million Easy Go’s convertible and redeemable preferred shares to a third party institution for a total consideration of US$49 million (approximately RMB317 million) which resulted in a gain of US$23 million (approximately RMB135 million) recycled from the other comprehensive income and reported in “Other income/ (expense)” (Note 2). As of December 31, 2016, the Company remeasured the investment in Easy Go at a fair value of RMB228 million (approximately US$33 million), with RMB 44 million unrealized gain recorded in other comprehensive income.

Other-than-temporary impairment

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends and other company-specific information. In 2014 and 2016, the Company recorded the other than temporary investment impairment of RMB33 million and RMB48 million in “Other income/ (expense)”, respectively, for other an available-for-sale investment (RMB 33 million in 2014 and RMB 36 million in 2016) and cost method investments (RMB 12 million in 2016) based on the difference of its fair value and cost. There was no other-than-temporary impairment charge incurred in 2015.

Equity method investments

Homeinns Hotel Group (“Homeinns”) and BTG Hotels (Group) Co., Ltd., (“BTG”)

The Company used to hold an aggregate equity interest of approximately 15% of the outstanding shares of Homeinns (or 14,400,765 shares). Given the level of investment and the common directors on board of directors of both the Company and Homeinns, the Company applied equity method of accounting to account for the investment in Homeinns.

In December 2016, the Company consummated the share exchange transaction with BTG, a PRC company listed on the Shanghai Stock Exchange and is principally engaged in the management of hotels and tourism destinations. The Company exchanged its 15% equity interest in Homeinns in consideration for 104,901,899 ordinary shares of BTG with an exchange date fair value of RMB 2.5 billion. The share exchange was accounted for as the disposal of the Company’s investment in Homeinns and a gain with amount of RMB 1,369 million was recognized and reported in “Equity in income/(loss) of affiliates” in the statement of income and comprehensive income. In 2016, the total equity in income from Homeinns investment, including exchange gain and equity share of net income of Homeinns in 2016 before its disposal was RMB 1,409 million. After the transaction, the Company holds approximately 22% of BTG’s total outstanding shares and is entitled to appoint 1 out of 11 board of directors of BTG. The Company believes it has significant influence over BTG and therefore applied equity method to account for the investment in BTG on one quarter lag basis since the financial statements of BTG were not available within a sufficient time period.

Qunar

As disclosed in Note 2 “Acquisition”, the Company started to consolidate the financial statements of Qunar from December 31, 2015. Between October and December of 2015, the previously held equity interest of Qunar from the exchange transaction with Baidu was accounted for using equity method.

In 2015, the Company recognized the share of cumulative loss of Qunar with amount of RMB 2.4 billion, which primarily included the share based compensation charges recognized by Qunar during the period, The Company subsequently recognized a gain from the re-measurement of aforementioned previously held 48% equity interest of Qunar to its fair value on December 10, 2015, the date of the business combination with amount of RMB 2.4 billion, which included currency translation impact of RMB 0.4 billion. The Company reported such amount in equity in income/(loss) on affiliates, the same line item of the statement of income and comprehensive income in which the equity pick-up of Qunar’s results of operations is presented.

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

In May 2016, in connection with a consummated “going-private” transaction of eLong, eLong was reorganized and became the wholly owned subsidiary of E-dragon Holdings Limited (“E-dragon”) (“Reorganization”). All the ordinary shares and high-vote ordinary shares of eLong previously held by the Company and accounted for under equity method were converted into the ordinary shares and preferred shares of E-dragon respectively. The Company disposed its previously held investment in eLong at its carrying value and recognized the ordinary shares and preferred shares of E-dragon it obtained at their respective fair value on the date of transfer. The Company determined that the fair value of the ordinary shares and preferred shares of E-dragon approximated to the carrying value of its investment in eLong.

After the transaction, the Company applies equity method of accounting for its investment in E-dragon’s ordinary shares, it acquired on the date of transfer, on one quarter lag basis since the financial statements of E-dragon were not available within a sufficient time period. The preferred shares of E-dragon that the Company holds are redeemable and convertible and hence not considered as in substance common stocks and are classified as available-for-sale debt security.

The carrying amount and unrealized securities holding loss for investment in eLong during the year was as follows:

	2015	2016
		Before the Reorganization	After the Reorganization
	RMB	RMB	RMB
Investment cost	2,615,954,303	2,732,852,735	2,545,486,916
Transfer out to Available-for-sale investments	—	—	(1,778,322,045)
Foreign currency translation	116,898,432	70,917,988	33,536,784
Total investment cost	2,732,852,735	2,803,770,723	800,701,655

Value booked under equity method
Share of cumulative loss	(98,560,550)	(255,175,523)	(563,698,613)
Amortization of outside difference, net of tax	(2,146,788)	(3,108,284)	(1,864,970)
Total booked value under equity method.	(100,707,338)	(258,283,807)	(565,563,583)

Net book value	2,632,145,397	2,545,486,916	235,138,072

In 2016, out of the net loss of eLong of RMB 1,635 million, the Company recognized the loss, including the equity pick-up of RMB 722 million and dilution impact of RMB 1 million in “Equity in income/(loss) of affiliates” of the Comprehensive income statement.

Investment funds

In 2015 and 2016, the Company made some investments in several third party investment funds as their limited partners. The Company believes it has significant influence over these investment funds as a result of its involvement of the investment committee and participating in significant investment decisions, and therefore accounted for these investments under equity methods on one quarter lag basis. In 2015 and 2016, the share of cumulative losses of these investment funds was amounted to nil and Rmb 17 million.

The equity method loss from other equity method investments was RMB 77 million and RMB 67 million for 2015 and 2016, respectively.

Other than Qunar and eLong in 2015 and 2016 respectively, all other equity method investments are not considered individually material. And in an aggregate basis, the Company summarizes the condensed financial information of the Company’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X.

			Year ended December 31,
	2016		2015		2014
	eLong	Other equity investments	Qunar	Other equity investments	Equity investments
Operating data:
Revenue	1,895,409,404	5,917,850,003	841,814,520	7,069,224,177	6,667,675,419
Gross profit	997,644,227	4,785,282,088	537,240,212	1,581,396,551	1,280,767,842
Income from operations	(1,312,847,794)	155,471,096	(4,792,664,736)	(20,961,158)	646,012,004
Net income/(loss)	(1,635,384,928)	(62,190,299)	(4,917,200,749)	(189,461,030)	446,181,771
Net income/(loss) attributable to our equity method investments companies	(722,307,716)	(55,314,772)	(2,352,388,839)	(127,465,948)	66,427,909
Add: Equity dilution impact	(832,336)	11,027,933	—	(8,314,364)	20,577,432
Add: Gain/(loss) from disposal of equity investments, including the remeasurement gain/(loss) from previously held equtiy investments in step acquisitions	—	1,369,310,070	2,352,388,839	—	100,185,800
Equity in income/(loss) of affiliates	(723,140,052)	1,325,023,231	—	(135,780,312)	187,191,141

			As of December 31,
	2016		2015		2014
Balance sheet data:
Current assets	1,978,681,514	3,353,714,017	9,433,080,372	4,091,410,052	1,383,806,709
Long-term assets	454,710,971	17,298,415,142	1,072,464,782	10,102,034,376	9,377,157,121
Current liabilities.	1,687,293,575	11,595,906,780	10,442,341,153	4,043,523,264	1,771,565,291
Long-term liabilities.	15,970,032	1,650,938,946	93,019,969	466,730,372	3,549,170,630
Non-controlling interests.	15,512,748	1,944,540,518	5,282,358	76,928,317	15,188,000

Other-Cost method investments

The available-for-sale equity securities without readily determinable fair value are measured at cost. The carrying value of cost method investments was RMB 1 billion and RMB 0.9 billion as of December 31, 2015 and 2016 respectively. None of the investments individually is considered as material to the Group’s financial position.

In February 2016, the Company consummated a transaction to sell all its held 4% equity interest of Keystone, which was accounted for under cost method with the carrying value of RMB 167 million, to a third party institution for a total consideration of US$48 million (approximately RMB 316 million) which resulted in a gain of RMB 149 million as reported in “Other income/ (expense)” (Note 2).

9. FAIR VALUE MEASUREMENT

In accordance with ASC 820-10, the Company measures financial products, time deposits and available-for-sale investments at fair value on a recurring basis. Available-for-sale investments classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) and Shanghai Stock Exchange (SSE). Financial products and time deposits classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2015 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2015
	RMB	RMB	RMB	RMB	US$
Financial products	—	7,937,009,389	—	7,937,009,389	1,225,263,112
Time deposits	—	1,153,526,819	—	1,153,526,819	178,073,855
Available-for-sale investments
Tujia	—	—	2,876,749,196	2,876,749,196	444,093,550
LY.com	—	—	1,745,309,616	1,745,309,616	269,429,377
Hanting	1,116,231,309	—	—	1,116,231,309	172,316,421
eHi	793,869,127	—	—	793,869,127	122,552,275
Easy Go	—	—	527,301,676	527,301,676	81,401,352
Tuniu	430,659,093	—	—	430,659,093	66,482,308
Others	—	—	316,742,816	316,742,816	48,896,665
Total	2,340,759,529	9,090,536,208	5,466,103,304	16,897,399,041	2,608,508,915

	Fair Value Measurement at December 31, 2016 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2016
	RMB	RMB	RMB	RMB	US$
Financial products	—	8,414,292,445	—	8,414,292,445	1,211,910,189
Time deposits	—	6,758,382,572	—	6,758,382,572	973,409,560
Available-for-sale investments
China Eastern Airlines	3,293,478,259	—	—	3,293,478,259	474,359,536
Tujia	—	—	3,081,585,780	3,081,585,780	443,840,671
Hanting	1,984,037,413	—	—	1,984,037,413	285,760,826
eLong	—	—	1,877,945,423	1,877,945,423	270,480,401
LY.com	—	—	1,523,436,120	1,523,436,120	219,420,441
MakeMyTrip	1,519,309,068	—	—	1,519,309,068	218,826,022
eHi	612,309,518	—	—	612,309,518	88,190,914
Tuniu	252,746,139	—	—	252,746,139	36,403,016
Easy Go	—	—	228,317,887	228,317,887	32,884,616
Others	—	—	94,311,000	94,311,000	13,583,609
Total	7,661,880,397	15,172,675,017	6,805,596,210	29,640,151,624	4,269,069,801

The roll forward of major Level 3 investments are as following:

	Tujia	eLong	LY.com	Easy Go	Others
	RMB	RMB	RMB	RMB	RMB
Fair value of Level 3 investment as at December 31, 2014	—	—	1,547,844,523	627,905,501	207,514,062
Transfer in and/or out of Level 3	2,784,302,479	—	—	—	94,928,814
Effect of exchange rate change	53,534,169	—	—	13,372,961	7,103,210
The change in fair value of the investment	38,912,548	—	197,465,093	(113,976,786)	7,196,730
Fair value of Level 3 investment as at December 31, 2015	2,876,749,196	—	1,745,309,616	527,301,676	316,742,816
Transfer in and/or out of Level 3	—	1,778,322,045	—	—	(190,921,630)
Disposal of investment	—	—	—	(317,261,674)	—
Effect of exchange rate change	203,797,833	98,468,430	—	18,277,885	4,847,716
Other than temporary impairment	—	—	—	—	(36,357,902)
The change in fair value of the investment	1,038,751	1,154,948	(221,873,496)	—	—
Fair value of Level 3 investment as at December 31, 2016	3,081,585,780	1,877,945,423	1,523,436,120	228,317,887	94,311,000

Fair value of Level 3 investments as at December 31, 2016 (US$)	443,840,671	270,480,401	219,420,441	32,884,616	13,583,609

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

Unobservable Input	Tujia	eLong	LY.com	Easy Go

Weighted average cost of capital	18%	14.5%	17%	28%
Terminal growth rate	3%	3%	3%	3%
Lack of marketability discount	20%	18%	15%	20%
Time to liquidation	2.8 years	5 years	3 years	2 years
Risk-free rate	3.5%	1.93%	2.74%	1.27%
Expected volatility	42%	46.1%	46%	45.2%
Probability	Liquidation scenario: 30% Redemption scenario: 30% IPO scenario: 40%	Liquidation scenario: 30% Redemption scenario: 30% IPO scenario: 40%	Liquidation scenario: 70% IPO scenario: 30%	Liquidation scenario: 60% IPO scenario: 40%
Dividend yield	Nil	Nil	Nil	Nil

10.  GOODWILL

Goodwill, which is not tax deductible, represents the synergy effects of the business combinations. The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2016 were as follows:

	2015	2016
	RMB	RMB

Balance at beginning of year	1,892,507,708	45,690,440,903
Acquisition of Skyscanner (Note 2-“Acquisitions”)	—	9,583,716,450
Acquisition of Qunar (Note 2-“Acquisitions”)	42,980,923,491	582,240,644
Acquisition of Travelfusion (Note 2-“Acquisitions”)	687,633,024	—
Acquisition of an offline travel agency in 2014 and measurement period adjustment in 2015 (Note 2-“Acquisitions”)	945,561	—
Acquisition of a technology company focusing on hotel customer reviews in 2014 and measurement period adjustment in 2015 (Note 2-“Acquisitions”)	(33,564,000)	—
Others	161,995,119	158,787,593
Balance at end of period	45,690,440,903	56,015,185,590

Goodwill arose from the business combinations completed in the years ended December 31, 2016 has been allocated to the single reporting unit of the Group. For the years ended December 31, 2014, 2015 and 2016, the Company did not have goodwill impairment. As of December 31, 2016, there had not been any accumulated goodwill impairment provided.

11.  INTANGIBLE ASSETS

Intangible assets as of December 31, 2015 and 2016 were as follows:

	2015	2016
	RMB	RMB
Intangible asset
Intangible assets to be amortized
Business Relationship (Representing the relationship with the travel service providers and other business partners)	878,529,857	1,815,034,491
Technology	447,515,717	696,499,639
Customer relationship	96,942,578	101,042,578
Non-compete agreements	11,479,610	11,479,610
Cross-border travel agency license	1,117,277	1,117,277
Others	17,990,000	17,990,000
Intangible assets not subject to amortization
Trade mark	9,631,703,672	11,613,475,256
Others	21,936,321	22,140,607
	11,107,215,032	14,278,779,458
Less: accumulated amortization
Intangible assets to be amortized
Business Relationship	(34,848,999)	(175,130,119)
Technology	(15,566,396)	(110,511,387)
Customer relationship	(31,250,912)	(49,086,468)
Non-compete agreements	(11,479,610)	(11,479,610)
Cross-border travel agency license	(1,117,277)	(1,117,277)
Others	(5,036,667)	(6,684,666)
	(99,299,861)	(354,009,527)
Net book value
Intangible assets to be amortized
Business Relationship	843,680,858	1,639,904,372
Technology	431,949,321	585,988,252
Customer relationship	65,691,666	51,956,110
Non-compete agreements	—	—
Cross-border travel agency license	—	—
Others	12,953,333	11,305,334
Intangible assets not subject to amortization
Trade mark	9,631,703,672	11,613,475,256
Others	21,936,321	22,140,607
	11,007,915,171	13,924,769,931

Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Company amortizes its finite-lived intangible assets using the straight-line method:

Customer relationship	3-10 years
Business Relationship	5-10 years
Technology	5-6 years
Non-compete agreements	5 years
Cross-border travel agency license	8 years

Amortization expense for the years ended December 31, 2014, 2015 and 2016 was approximately RMB5 million, RMB58 million and RMB 255 million respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows:

Amortization
RMB

2017	386,006,256
2018	385,701,422
2019	379,498,256
2020	362,549,757
2021	205,505,894
1,719,261,585

12.  SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

	2015	2016
	RMB	RMB
Short-term bank borrowings	4,544,819,828	6,668,284,614
2017 Convertible Senior Notes Due 2017 (Note 17)	324,796,892	170,867,230
2018 Convertible Senior Notes Due 2018 (Note 17)	5,182,240,000	—
Qunar CB	2,658,356,678	—
Other short-term debt	—	48,157,745
Total	12,710,213,398	6,887,309,589

As of December 31, 2016, the Group obtained one borrowing of RMB391 million (US$56.3 million) collateralized by bank deposit of RMB200 million classified as restricted cash. The annual interest rate of borrowing is approximately 1.7%.

As of December 31, 2016, the Group obtained one borrowing of RMB378 million (US$54.5 million) collateralized by short term investment of RMB400 million. The annual interest rate of borrowings is approximately 1.7%.

As of December 31, 2016, the Group obtained three borrowings of RMB868 million (US$125 million) in aggregate collateralized by bank deposits of RMB60 million classified as restricted cash. The annual interest rate of borrowings is approximately from 1.6% to 2.0%.

As of December 31, 2016, the Group obtained four borrowings of RMB1.1 billion (US$152 million) in aggregate collateralized by short-term investment of RMB580 million. The annual interest rate of borrowings is approximately 1.4%.

As of December 31, 2016, the Group obtained four borrowings of RMB250 million (US$36 million) in aggregate collateralized by bank deposits of RMB250 million classified as restricted cash. The annual interest rate of borrowings is approximately from 3.9% to 5.1%.

As of December 31, 2016, the Group obtained twenty borrowings of RMB3.7 billion (US$531.5 million) in aggregate. The annual interest rate of borrowings is approximately from 3.1% to 4.4%.

As of December 31, 2016, the Group obtained five borrowings of RMB36.3 million (EUR5.0 million) in aggregate. The annual interest rate of borrowings is approximately from 2.3% to 2.9%.

The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2015 and 2016.

In June 2015, Qunar issued US$ 500 million, 2% interest rate convertible senior notes due 2021 (the “Qunar CB”) to several institutional investors (the “CB Holders”). The Qunar CB included a Make-Whole provision, where the CB Holders were granted a right to convert the Qunar CB into Qunar’s ADS at an increased conversion rate (the “Make-Whole Rate”) or request redemption at an equivalent dollar amount in the event of certain fundamental changes of Qunar, including change in shareholding over 10%. In October 2015, Ctrip obtained 45% equity interest of Qunar from Baidu which triggered the Make-Whole provision. In December 2015, Ctrip entered into agreements with the CB Holders to settle all the outstanding Qunar CB at a consideration equal to the value of Qunar ADS as if were converted at the Make-Whole Rate. The total consideration included US$ 314 million (Rmb 2,033 million) in cash and 1,044,805 ordinary shares of Ctrip with the aggregated amount of RMB4.5 billion. Such liability of Qunar CB is considered as assumed liability by the Company for Qunar and was charged in pre-acquisition of Qunar. This Make-Whole provision is included in other payables and accruals. The settlement was paid in January 2016.

As of December 31, 2015 and 2016, RMB 325 million (US$50 million) and RMB 171 million of 2017 Notes is classified as short-term debt to present that the 2017 Notes may be redeemed or mature within one year. As of December 31, 2015, RMB 5.2 billion (US$800 million) of 2018 Notes was reclassified as short-term debt because the 2018 Notes holders had a non-contingent option to require the Company to repurchase for cash all or any portion of their 2018 Notes on October 15, 2016. The holders did not exercise that option and it expired and the 2018 Notes were reclassified to non-current at December 31, 2016 as they do not mature until 2018.

13.  RELATED PARTY TRANSACTIONS AND BALANCES

During the years ended December 31, 2014, 2015 and 2016 significant related party transactions were as follows:

	2014	2015	2016
	RMB	RMB	RMB
Commissions from eLong (a)	—	7,191,870	261,139,916
Commissions from Homeinns (a)	38,139,325	34,556,539	66,921,837
Commissions from Hanting (a)	19,234,632	17,740,390	44,094,542
Commissions from Tujia (a)	—	5,967,489	6,023,389
Entrusted loan and interest to a technology company focusing on hotel customer reviews (b)	694,577	—	—
Repayment of entrusted loan and interest from Baidu (c)	—	—	652,299,803
Shareholders’ loan and interest to Skyseas (d)	505,955,950	15,826,363	73,399,675
Commissions to eLong (e)	—	9,532,316	85,780,819
Commissions to LY.com (e)	76,093,733	75,297,659	62,150,144
Commissions to Baidu (e)	—	—	96,056,853
Online marketing service from Baidu (f)	—	89,244,042	110,064,311
Online marketing service from Hanting (f)	—	—	13,000,000
Repayment of entrusted loan and interest to Baidu (g)	—	—	1,837,384,234
Purchase of tour package from Ananda Travel Service (Aust.) Pty Limited (“Ananda”) (h)	27,197,283	11,351,388	12,714,298

(a)         Homeinns, Hanting, eLong and Tujia, have entered into agreements with the Company, respectively, to provide hotel rooms for our customers. The transactions above represent the commissions earned from these related parties.

(b)         In September 2013, the Company entered into agreements with a technology company focusing on hotel customer reviews to provide entrusted loan of RMB13 million. The entrusted loan has a one-year maturity period. The balance of entrusted loan together with the interest to the technology company focusing on hotel customer reviews for the year ended December 31, 2014 is presented as above.

(c)          On October 27, 2015, Qunar granted a loan amounting to RMB650 million (US$100 million) to Baidu. The loan bore an interest at 1.00% with a repayment term of 12 months. Qunar received the repayment in March, 2016.

(d)         In 2014, the Company provided a shareholder’s loan of US$80 million to Skyseas. The interest rate is 3% per annum currently and shall be subject to annual review and adjustment with mutual consent. The loan is guaranteed by a vessel mortgage and shall be paid back by installments through 2020. The balance of the loan together with the interest for the year ended December 31, 2014 and the interest for the year ended December 31, 2015 and 2016 are presented as above.

(e)          The Company entered into agreements to provide hotel rooms to eLong, LY.com and Baidu. The transactions above represent the commissions paid to these related parties.

(f)           The Company has entered into marketing service agreements with Baidu and Hanting. The transactions above represent the marketing service fee paid to these related parties.

(g)          On March 12 and May 4, 2015, Qunar drew down RMB507 million and RMB627 million respectively pursuant to the revolving credit facility agreement with Baidu. In March 2016, Qunar repaid these loans and the facility agreement was terminated. In addition, on October 26, 2015, Qunar was granted a loan amounting to RMB640 million (US$99 million) from Baidu Times. The loan bore an interest at 4.14% with a repayment term of 12 months. Qunar repaid the loan in March, 2016.

(h)         The Company’s tour package supplier, Ananda is an affiliate of Wing On Travel. Tour package purchase from Ananda for the years ended December 31, 2014, 2015 and 2016 is presented as above.

As of December 31, 2015 and 2016, significant balances with related parties were as follows:

	2015	2016
	RMB	RMB
Due from related parties, current:
Due from Baidu (a)	788,860,421	408,834,667
Due from eLong	34,515,489	132,381,883
Due from Skyseas	56,727,885	132,035,460
Due from LY.com	33,051,263	96,308,665
Due from others	48,636,400	18,043,311
	961,791,458	787,603,986

Due from related parties, non-current:
Due from Skyseas	543,911,586	599,913,241

Due to related parties, current:
Due to eLong	165,436,171	506,461,015
Due to Baidu(a)	1,891,209,753	293,579,066
Due to others	6,320,029	37,381,264
	2,062,965,953	837,421,345

(a)             On June 1, 2015, Qunar and Baidu entered into a business cooperation agreement, under which Baidu agreed to grant Qunar an exclusive right to integrate its hotel information and products into the personal computer and mobile versions of Baidu Maps. Qunar will display location-based hotel data through the Baidu Maps interface. Users can click on the displayed hotels to view hotels and to complete bookings. Qunar pays Baidu service commission at a certain percentage of gross revenue Qunar earns in exchange for the services provided by Baidu. As of December 31, 2015 and December 31, 2016, the outstanding balance related to business cooperation agreement amounted to RMB 138 million and RMB 409 million respectively.

On February 27, 2014, Qunar obtained a revolving credit facility of US$300,000,000 from Baidu. The three-year credit facility bore no commitment fee. Any drawdown bore interest at a rate of 90% of the benchmark lending rate published by the People’s Bank of China and shall be repaid within three years from the drawdown date. Qunar was allowed to repay its outstanding debt obligation at maturity either by cash or by issuance of Class B shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date. On March 12 and May 4, 2015, Qunar drew down RMB507 million (US$78 million) and RMB627 million (US$97 million) respectively from the credit facility. In March 2016, Qunar repaid these loans and the facility agreement was terminated. The repayment was reported in “Repayment of loans due to related parties” in the statement of cash flow.

On October 27, 2015, Quanr granted a loan amounting to RMB650 million (US$100 million) to Baidu. The loan bore an interest at 1.00% with a repayment term of 12 months. As of December 31, 2015, the outstanding entrusted loan and interest to Baidu amounted to RMB 651 million. Qunar received the repayment in March, 2016. In connection with the loan granted to Baidu, Qunar was granted a loan amounting to RMB640 million (US$99 million) from Baidu Times. The loan bore an interest at 4.14% with a repayment term of 12 months. Qunar repaid the loan in March, 2016. The Company had evaluated both substance and form of these loans arrangements with Baidu. Given that the loan granted to Baidu is solely for the consideration the currency access to RMB and is also dependent on the receipt of the loan provided by Baidu, and also taking into account of the significant net cash in flow as a result of all the loans arrangements with Baidu during the periods, the Company believes these arrangements have the primary purpose and intent in common to finance Qunar and therefore are reported as financing activities in the statement of cash flow on a gross basis according to the forms of the arrangements.

14.  EMPLOYEE BENEFITS

The Group’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, unemployment insurance and pension benefits. The PRC subsidiaries and VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB725 million, RMB961 million and RMB 1.4 billion for the years ended December 31, 2014, 2015 and 2016 respectively.

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

The PRC CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments are granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a High and New Technology Enterprise (“HNTE”). Being qualified as HNTE, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Qunar Software and Qunar Beijing are entitled to a preferential EIT rate of 15% from 2014 to 2016 and are in the process of renewing the qualifications for HNTEs for another three years, JointWisdom is entitled to a preferential EIT rate of 15% from 2015 to 2017.

Over the years since 2012, Chengdu Ctrip, Chengdu Ctrip International and Chengdu Information obtained approval from local tax authorities to apply the 15% preferential tax rate as qualified as Enterprises falling within the Catalog of Encouraged Industries in the Western Region (“Old Catalog”). In 2014, a new Catalog of Encouraged Industries in the Western Region (“New Catalog”) has been released. Under the “New Catalog”, the subsidiaries obtained approval from local tax authorities to apply the 15% preferential rate from 2011 to 2020.

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

Income/(loss) from domestic and foreign components before income tax expenses

	2014	2015	2016
	RMB	RMB	RMB
Domestic	627,725,908	1,873,383,988	2,207,474,278
Foreign	(592,473,548)	1,131,979,994	(3,967,579,279)
Total	35,252,360	3,005,363,982	(1,760,105,001)

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014	2015	2016
	RMB	RMB	RMB
Current income tax expense	228,395,153	383,723,730	454,533,605
Deferred tax (benefit)/expense	(97,573,997)	86,464,693	23,475,428
Income tax expense	130,821,156	470,188,423	478,009,033

Income tax expense was RMB478 million (US$69 million) in the year ended December 31, 2016, increase from RMB470 million in the year ended 2015. The effective income tax rate in year ended December 31, 2016 was -27%, as compared to 16% in the year ended 2015, mainly due to the increase of non-deductible share-based compensation expenses in 2016.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31, 2014, 2015 and 2016 were as follows:

	2014	2015	2016
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries with preferential tax rates	(375)%	(5)%	8%
Gain on deconsolidation of a subsidiary with a withholding tax rate of 10% versus the statutory CIT rate	—	(11)%	—
Non-deductible expenses incurred	480%	6%	(50)%
Change in valuation allowance	241%	1%	(10)%
Effective CIT rate	371%	16%	(27)%

The change in the Group’s effective tax rates from year over year is primarily attributable to the tax differential from certain subsidiaries with preferential tax rates as well as the non-deductible expenses.

The non-deductible expenses are primarily attributable to the share based compensation charge of RMB 3.6 billion, which was not deductible according to the PRC tax laws. For the years ended December 31, 2014, 2015 and 2016, such non-deductible expense increased the income tax in the amount of RMB 124 million, RMB 161 million and RMB 890 million, respectively by using enacted tax rate of 25%, which led to the increase of effective tax rate of 352%, 5% and -51% respectively. The remaining impact from the non-deductible expenses comes from the other expenses incurred on the Company level which is also not subject to income tax.

The provisions for income taxes for the years ended December 31, 2014, 2015 and 2016 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain subsidiaries and VIEs of the Company as well as the gain on deconsolidation of a subsidiary which was subject to a lower withholding tax rate of 10%. The following table sets forth the effect of preferential tax on China operations:

	2014	2015	2016
	RMB	RMB	RMB
Tax holiday effect	85,036,934	162,896,542	177,799,057
Basic net income per ADS effect	0.62	1.08	0.38
Diluted net income per ADS effect	0.56	0.86	0.38

For the years ended December 31, 2014, 2015 and 2016, the impacts on effective tax rates from the Company’s major subsidiaries with preferential tax rates are as follows:

	Impact on the effective tax rates
		2014	2015	2016
Ctrip Computer Technology (Shanghai) Co., Ltd.	15%	(74)%	(1.4)%	4%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	15%	(48)%	(0.4)%	2%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	15%	(154)%	(3.0)%	7%
Chengdu Ctrip Travel Agency Co., Ltd.	15%	(11)%	(0.2)%	1%
Ctrip Hong Kong subsidiaries	16.5%	(88)%	(0.3)%	1%
Qunar and subsidiaries	15%	—	—	(7)%
Total		(375)%	(5.3)%	8%

Significant components of deferred tax assets and liabilities:

	2015	2016
	RMB	RMB
Accrued expenses	109,784,998	149,205,615
Loss carry forward	78,771,363	159,747,175
Accrued liability for customer reward related programs	114,965,397	122,635,196
Accrued staff salary	110,263,508	55,228,349
Others	23,038,753	38,782,032
Less: Valuation allowance of deferred tax assets	(31,489,450)	(150,286,773)
Total deferred tax assets, non-current	405,334,569	375,311,594

Deferred tax liabilities, non-current:
Recognition of intangible assets arise from business combinations	(3,045,259,390)	(3,607,882,808)

Net deferred tax assets/(liabilities)	(2,639,924,821)	(3,232,571,214)

Movement of valuation allowances:

	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of year	86,735,795	183,449,500	31,489,450
Current year additions	96,713,705	31,590,648	118,797,323
Deconsolidation of Tujia	—	(183,550,698)	—
Balance at end of year	183,449,500	31,489,450	150,286,773

As of December 31, 2015 and 2016, valuation allowance of RMB31 million and RMB150 million was mainly provided for operating loss carry forwards related to certain subsidiary based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

As of December 31, 2016, the Group had net operating tax loss carry forwards amounted to RMB678 million which will expire from 2017 to 2020 if not used.

Qunar, one of the Company’s subsidiaries acts as an agent for its air travel facilitating services including aviation insurance policies (the “Aviation Insurance Arrangements”), presents revenues from such transactions on a net basis. Under the current PRC CIT Laws and regulations, Qunar’s existing business arrangement more likely than not will subject Qunar to income taxes on a gross basis for the Aviation Insurance Arrangements. The difference between the net revenue and the gross revenue is considered as deemed revenue for additional income taxes. The associated income tax expense is calculated by applying the applicable tax rate to the deemed revenue amount and includes the late payment interest based on the applicable tax rules. Such liabilities primarily represent the tax provision made with respect to the deemed revenue from these transactions. It is possible that the amount accrued will change in the next 12 months, however, an estimate of the range of the possible change cannot be made at this time.

16.  OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2015 and 2016 were as follows:

	2015	2016
	RMB	RMB
Accrued operating expenses	1,385,818,397	1,549,809,298
Deposits received from suppliers and packaged-tour users	373,423,895	460,648,199
Due to employees for stock option proceeds received on their behalf	88,083,814	250,831,976
Payable for acquisition	125,377,844	157,004,868
Deposit for special bonus program (a)	92,206,022	168,404,481
Interest payable	84,604,548	103,016,365
Accruals for property and equipment	53,582,762	22,855,856
Deferred revenue	18,235,219	12,664,375
Advances received for a potential investment disposal	—	17,665,162
Payable for Qunar CB holders (b)	1,233,185,395	—
Others	106,649,754	106,920,667
Total	3,561,167,650	2,849,821,247

(a)         In September, 2014, the Company established a special bonus program. Under this program, the Company provides the bonus units to the selected employees and the employees are required to provide deposit to participate such program. The bonus is calculated based on certain agreed-upon performance merits and is paid together with the deposit. As of December 31, 2016, the Company recognized the employees deposit of RMB168 million in other payable.

(b)         In June 2015, Qunar issued US$ 500 million, 2% interest rate convertible senior notes due 2021 (the “Qunar CB”) to several institutional investors (the “CB Holders”). The Qunar CB included a Make-Whole provision, where the CB Holders are granted a right to convert the Qunar CB into Qunar’s ADS at an increased conversion rate (the “Make-Whole Rate”) or request redemption at an equivalent dollar amount in the event of certain fundamental changes of Qunar, including change in shareholding over 10%. In October 2015, Ctrip obtained 45% equity interest of Qunar from Baidu which triggered the Make-Whole provision. In December 2015, Ctrip entered into the agreements with the CB Holders to settle all the outstanding Qunar CB in the consideration equal to the value of Qunar ADS as if were converted at the Make-Whole Rate. The total consideration included cash and the ordinary shares of Ctrip with the aggregated amount of RMB4.5billion. Such liability of Qunar CB is considered as assumed liability at the Company for Qunar and was charged in pre-acquisition of Qunar. The settlement was paid in January 2016.

17.       LONG-TERM DEBT

	2015	2016
	RMB	RMB
2018 1.25% Convertible Senior Notes	—	5,554,400,000
2020 1% Convertible Senior Notes	4,534,460,000	4,860,100,000
2025 1.99% Convertible Senior Notes	2,591,120,000	2,777,200,000
2022 1.25% Convertible Senior Notes	—	6,769,425,000
Priceline 1% Convertible 2019 Notes	3,238,900,000	3,471,500,000
Priceline 1% Convertible 2020 Notes	1,619,450,000	1,735,750,000
Priceline 2% Convertible 2025 Notes	3,238,900,000	3,471,500,000
Priceline 1.25% Convertible 2022 Notes	—	173,575,000
Hillhouse 2% 2025 Convertible Notes	3,238,900,000	3,471,500,000
Long-term loan	—	2,550,000,000
Less: Debt issuance cost	(107,121,740)	(184,276,447)
Total	18,354,608,260	34,650,673,553

As of December 31, 2016, the fair value of the Company’s long term notes, based on Level 2 inputs, was US$4.7 billion (RMB32.3 billion).

Description of 2017 Convertible Senior Notes

On September 24, 2012, the Company issued US$180 million in aggregate principle amount of 0.5% Convertible Senior Notes due 2017 (the “2017 Notes”) at par. The 2017 Notes may be converted, at each holder’s option, at an initial conversion rate of 51.7116 American depository shares (“ADSs”) per US$1,000 principal amount of the 2017 Notes (which represents an initial conversion price of US$19.34 per ADS) at any time prior to the close of business on the second business day immediately preceding the maturity date of September 15, 2017. Debt issuance costs were US$5.4 million and are being amortized to interest expense to the put date of the 2017 Notes (September 15, 2015).

Absent a fundamental change (as defined in the indenture for the 2017 Notes), each holder of the 2017 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2017 Notes on September 15, 2015. If a fundamental change (as defined in the indenture for the 2017 Notes) occurs at any time, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2017 Notes on the date notified in writing by the Company in accordance with the indenture for the 2017 Notes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. The 2017 Notes are not redeemable prior to the maturity date of September 15, 2017.

Concurrently with the issuance of the 2017 Notes, the Company purchased a call option (“2012 Purchased Call Option”) and sold warrants (“2012 Sold Warrants”), where the counterparty agreed to sell to the Company up to approximately 9.3 million of the Company’s ADSs at a price of US$19.34 per ADS upon the Company’s exercise of the 2012 Purchased Call Option and the Company received US$26.6 million from the same counterparty for the sale of warrants to purchase up to approximately 9.3 million of the Company’s ADSs at an exercise price of US$26.37 per ADS. The 2012 Purchased Call Option transaction may generally reduce the potential future economic dilution associated with any conversion of the 2017 Notes, and is separate from the 2012 Sold Warrants transaction, which may have a dilutive effect on our earnings per ordinary share under certain circumstances. As of December 31, 2016, the 2012 Sold Warrants were not exercised and remained outstanding.

The Company offered an inducement to the holders of the public tranche of the 2017 Notes to convert their 2017 Notes early. The inducement provided a cash incentive of 1.5%-2.0% in 2013 in addition to the conversion ratio under the indenture for the 2017 Notes. As a result of the inducement, for years ended December 31, 2015 and 2016, US$18.9 million and US$25.5 million (RMB 167 million) of the 2017 Notes was tendered for 1 million and 2.6 million ADSs, respectively, at the initial conversion rate of 51.7116 ADS per US$1,000 principal amount of the 2017 Notes. Such early conversion of the 2017 Notes also resulted in an early termination of the 2012 Purchased Call Option, from which the Company has received US$11.6 million.

Description of 2018 Convertible Senior Notes

On October 17, 2013, the Company issued US$800 million in aggregate principle amount of 1.25% Convertible Senior Notes due 2018 (the “2018 Notes”) at par. The 2018 Notes may be converted, at each holder’s option, at an initial conversion rate of 12.7568 ADSs per US$1,000 principal amount of the 2018 Notes (which represents an initial conversion price of US$78.39 per ADS) at any time prior to the close of business on the second business day immediately preceding the maturity date of October 15, 2018. Debt issuance costs were US$19.6 million and are being amortized to interest expense to the put date of the 2018 Notes (October 15, 2016).

Absent a fundamental change (as defined in the indenture for the 2018 Notes), each holder of the 2018 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2018 Notes on October 15, 2016. As a result of this option the 2018 Notes were classified as current liability as at December 31, 2015.  The holders did not exercise that option and it expired and the 2018 Notes were reclassified to non-current liability as at December 31, 2016 as they do not mature until 2018.  If a fundamental change (as defined in the indenture for the 2018 Notes) occurs at any time, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2018 Notes on the date notified in writing by the Company in accordance with the indenture for the 2018 Notes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. The 2018 Notes are not redeemable prior to the maturity date of October 15, 2018.

Concurrently with the issuance of the 2018 Notes, the Company purchased a call option (“2013 Purchased Call Option”) and sold warrants (“2013 Sold Warrants”) where the counterparty agreed to sell to the Company up to approximately 10.2 million of the Company’s ADSs at a price of US$78.39 per ADS upon the Company’s exercise of the 2013 Purchased Call Option and the Company received US$77.2 million from the same counterparty for the sale of warrants to purchase up to approximately 10.2 million of the Company’s ADSs at an exercise price of US$96.27 per ADS. The 2013 Purchased Call Option transaction may generally reduce the potential future economic dilution associated with any conversion of the 2018 Notes, and is separate from the 2013 Sold Warrants, which may have a dilutive effect on our earnings per ordinary share under certain circumstances. As of December 31, 2016, the 2013 Sold Warrants were not exercised and remained outstanding.

Description of 2020 Convertible Senior Notes

On June 18, 2015, the Company issued US$700 million in aggregate principle amount of 1.00% Convertible Senior Notes due 2020 (the “2020 Notes”) at par. The 2020 Notes may be converted, at each holder’s option, at an initial conversion rate of 9.1942 ADSs per US$1,000 principal amount of the 2020 Notes (which represents an initial conversion price of US$108.76 per ADS) at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2020. Debt issuance costs were US$11.3 million and are being amortized to interest expense to the put date of the 2020 Notes (July 1, 2018).

Absent a fundamental change (as defined in the indenture for the 2020 Notes), each holder of the 2020 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2020 Notes on July 1, 2018. If a fundamental change (as defined in the indenture for the 2020 Notes) occurs at any time, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2020 Notes on the date notified in writing by the Company in accordance with the indenture for the 2020 Notes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. The 2020 Notes are not redeemable prior to the maturity date of July 1, 2020.

Concurrently with the issuance of the 2020 Notes, the Company purchased a call option (“2015 Purchased Call Option”) and sold warrants (“2015 Sold Warrants”) where the counterparty agreed to sell to the Company up to approximately 6.4 million of the Company’s ADSs at a price of US$108.76 per ADS upon the Company’s exercise of the 2015 Purchased Call Option and the Company received US$84.4 million from the same counterparty for the sale of warrants to purchase up to approximately 6.4 million of the Company’s ADSs at an exercise price of US$135.02 per ADS. The 2015 Purchased Call Option transaction may generally reduce the potential future economic dilution associated with any conversion of the 2020 Notes, and is separate from the 2015 Sold Warrants transaction, which may have a dilutive effect on our earnings per ordinary share under certain circumstances. As of December 31, 2016, the 2015 Sold Warrants were not exercised and remained outstanding.

Description of 2025 Convertible Senior Notes

On June 18, 2015, the Company issued US$400 million in aggregate principle amount of 1.99% Convertible Senior Notes due 2025 (the “2025 Notes”) at par. The 2025 Notes may be converted, at each holder’s option, at an initial conversion rate of 9.3555 ADSs per US$1,000 principal amount of the 2025 Notes (which represents an initial conversion price of US$106.89 per ADS) at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2025. Debt issuance costs were US$6.8 million and are being amortized to interest expense to the put date of the 2025 Notes (July 1, 2020).

Absent a fundamental change (as defined in the indenture for the 2025 Notes), each holder of the 2025 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on July 1, 2020. If a fundamental change (as defined in the indenture for the 2025 Notes) occurs at any time, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on the date notified in writing by the Company in accordance with the indenture for the 2025 Notes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. The 2025 Notes are generally not redeemable prior to the maturity date of July 1, 2025, except that the Company may, at its option, redeem all but not part of the 2025 Notes in accordance with the indenture for the 2025 Notes if the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction.

Description of 2022 Convertible Senior Notes

On September 12, 2016 and September 19, 2016, the Company issued US$975 million in aggregate principle amount of 1.25% Convertible Senior Notes due 2022 (the “2022 Notes”) at par. The 2022 Notes may be converted, at each holder’s option, at an initial conversion rate of 15.2688 ADSs per US$1,000 principal amount of the 2022 Notes (which represents an initial conversion price of US$65.49 per ADS) at any time prior to the close of business on the business day immediately preceding the maturity date of September 15, 2022. Debt issuance costs were US$19 million and are being amortized to interest expense to the put date of the 2022 Notes (September 15, 2019).

Absent a fundamental change (as defined in the indenture for the 2022 Notes), each holder of the 2022 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2022 Notes on September 15, 2019. If a fundamental change (as defined in the indenture for the 2022 Notes) occurs at any time, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2022 Notes on the date notified in writing by the Company in accordance with the indenture for the 2022 Notes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. The 2022 Notes are generally not redeemable prior to the maturity date of September 15, 2022, except that the Company may, at its option, redeem all but not part of the 2022 Notes in accordance with the indenture for the 2022 Notes if the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction.

The Company assessed the 2017 Notes, 2018 Notes, 2020 Notes, 2025 Notes and 2022 Notes (collectively as “Notes”), the 2012 Purchased Call Option, 2013 Purchased Call Option and 2015 Purchased Call Option (the “Purchased Call Options”), and the 2012 Sold Warrants, 2013 Sold Warrants and 2015 Sold Warrants (the “Sold Warrants”) under ASC 815 and concluded that:

•                      In accordance with ASC 815-10-15, the Notes, the Purchased Call Options and the Sold Warrants (1) do not entail the same risks as the Notes involve interest, credit and equity risks, whereas the Purchased Call Options and Sold Warrants transactions were intended to reduce the equity dilution risk for the Company; and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the Notes, as such required that the Purchased Call Options are American style options which are physical settled whereas the Sold Warrants are European style instruments that allow net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the Notes, the Purchased Call Options and Sold Warrants transactions should be accounted for as separate transactions;

•                      The repurchase option is assessed in accordance with ASC 815-15-25-42. The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the 2017 Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return;

•                      Since the Holders can only recover its initial investment upon exercise of its repurchase option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return.

Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation;

•                      In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity;

•                      As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature (“BCF”), as of commitment date as defined in ASC 470-20. There was no BCF attribute to the Notes as the set conversion prices for the Notes were greater than the respective fair values of the ordinary share price at date of issuances;

•                      The Holders have the option to convert upon a fundamental change. If Holders decide to convert in connection with a fundamental change; the number of ADSs issuable upon conversion may be increased. The Company will have to assess for the contingent BCF using a measurement date upon issuance of the 2018 Notes, upon occurrence of such adjustment. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46 (example 19), therefore the Company concludes that this feature is also considered indexed to its own stock;

Therefore, the Company has accounted for the respective Notes in accordance with ASC 470, as a single instruments as a long-term debt. The debt issuance cost were recorded as reduction to the long term debts and are amortised as interest expenses using the effective interest method. The value of the Notes are measured by the cash received.

In accordance with ASC 815-10-15-83, the Purchased Call Options meet the definition of a derivative instrument. However, the scope exception in accordance with ASC 815-10-15-74 applies to the Purchased Call Options as they are indexed to their own stock, and the Purchased Call Options meet the requirements of ASC 815 and would be classified in stockholders’ equity, therefore, the costs paid for the Purchased Call Options were accounted for within stockholders’ equity, and subsequent changes in fair value will not be recorded.

The Company assessed that the Sold Warrants are not liabilities within scope of ASC 480-10-25. The Sold Warrants are legally detachable from the Notes and the Purchased Call Options and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to Sold Warrants and they meet the requirements of ASC 815 that would be classified in stockholders’ equity. Therefore, the Sold Warrants were initially accounted for within stockholders’ equity, and subsequent changes in fair value will not be recorded.

Description of Priceline and Hillhouse Notes

On August 7, 2014, the Company issued Convertible Senior Note (the “Priceline 2019 Note”) at an aggregate principal amount of US$500 million to an indirect subsidiary of the Priceline Group. The Priceline 2019 Note is due on August 7, 2019 and bears interest of 1% per annum, which will be paid semi-annually beginning on February 7, 2015. The Priceline 2019 Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$81.36 per ADS.

On May 26, 2015, the Company issued Convertible Senior Note (the “Priceline 2020 Note”) at an aggregate principal amount of US$250 million to an indirect subsidiary of the Priceline Group. The Priceline 2020 Note is due on May 29, 2020 and bears interest of 1% per annum, which will be paid semi-annually beginning on November 29, 2016. The Priceline 2020 Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$104.27 per ADS.

On December 10, 2015, the Company issued Convertible Senior Notes at an aggregate principal amount of US$1 billion to an indirect subsidiary of the Priceline Group and two affiliates of Hillhouse (the “2025 Priceline and Hillhouse Notes”). The 2025 Priceline and Hillhouse Notes are due on December 11, 2025 and bear interest of 2% per annum, which will be paid semi-annually beginning on June 11, 2016. The 2025 Priceline and Hillhouse Notes will be convertible into the Company’s ADSs with an initial conversion price of approximately US$68.46 per ADS.

On September 12, 2016, the Company issued US$25 million Convertible Senior Note to an indirect subsidiary of the Priceline Group (the “2022 Priceline Note”). The 2022 Priceline Note is due on September 15, 2022 and bears interest of 1.25% per annum, which will be paid semi-annually beginning on March 15, 2017. The 2022 Priceline Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$65.49 per ADS.

The Company has accounted for the above notes in accordance with ASC 470, as a single instrument within the consolidated financial statements. The value of the above notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate.

The Company has assessed the BCF of the above notes, as of commitment date as defined in ASC 470-20. There was no BCF attribute to the above notes as the set conversion price for the above notes was greater than the fair value of the ADS price at date of issuance.

In addition, the Company has granted the Priceline Group permission to acquire the Company’s ADSs in the open market over the next twelve months, so that when combined with the ADSs convertible under the applicable notes, the Priceline Group may hold up to 15% of the Company’s outstanding ADSs subject to certain contractual carve-outs. As the potential purchases may be made at market prices, there is no accounting implication.

Long-term Loans from Commercial Banks

As of December 31, 2016, the Group obtained twelve borrowing of RMB1.7 billion (US$244.9 million) in aggregate collateralized by stock at one of the Company’s wholly-owned subsidiaries from commercial banks in China. The annual interest rate of borrowings is approximately 4.4%.

As of December 31, 2016, the Group obtained six borrowing of RMB850 million (US$122.4 million) in aggregate guaranteed by one of the Company’s wholly-owned subsidiaries from commercial banks in China. The annual interest rate of borrowings is approximately 4.3%.

18.  CAPITAL AND TREASURY STOCK

In 2014, 2015 and 2016, US$61.6 million, US$16.5 million and US$21.6 million convertible senior notes issued in 2012 were early converted and 846,131 shares, 244,466 shares and 330,048 shares of repurchased treasury stock were delivered to the notes holders, respectively. As of December 31, 2016, the Company had 3,247,309 shares treasury stock at total cost of US$322 million.

In September 2016, the Company completed the public offering of an aggregate of 32,775,000 ADSs, or the 2016 ADS Offering, including 4,275,000 ADSs in connection with the underwriters’ exercise of over-allotment option, at US$45.96 per ADS, for an aggregate offering price of approximately US$1.5 billion. Concurrently with the 2016 ADS Offering, the Company issued ordinary shares with the respective subsidiaries of Baidu, Inc., or Baidu, and Priceline Group Inc., or Priceline, at US$45.96 per ADS, at an aggregate investment amount of US$100 million and US$25 million, respectively. The issuance cost incurred for the above offerings with amount of RMB226 million was presented as reduction to the offering proceeds.

19.       NON-CONTROLLING INTERESTS

Non-controlling interests include the common shares in the consolidated subsidiaries or VIE subsidiaries and preferred shares issued by the Company’s subsidiaries. The balance is summarized as follows:

	2015	2016
	RMB	RMB

Qunar and subsidiaries	17,855,897,129	2,197,375,082
An offline travel agency	455,614,677	454,550,413
Skyscanner	—	315,836,071
Travelfusion	289,875,458	315,803,463
A technology company focusing on hotel customer reviews	262,762,132	285,110,984
An online trip package service provider	134,586,452	133,004,201
Others	135,462,399	282,237,578
	19,134,198,247	3,983,917,792

20.  EARNINGS/(LOSSES) PER SHARE

Basic earnings/(loss) per share and diluted earnings per share were calculated as follows:

	2014	2015	2016
	RMB	RMB	RMB
Numerator:
Net income/(loss) attributable to Ctrip’s shareholders	242,739,781	2,507,655,884	(1,430,703,195)
Eliminate the dilutive effect of interest expense of convertible notes	—	185,589,773	—
Numerator for diluted earnings/(loss) per share	242,739,781	2,693,245,657	(1,430,703,195)

Denominator:
Denominator for basic earnings/(loss) per ordinary share — weighted average ordinary shares outstanding	34,289,170	37,797,698	59,166,582
Dilutive effect of share options	3,106,496	2,962,481	—
Dilutive effect of convertible notes	—	6,102,417	—
Dilutive effect of convertible notes sold warrants	812,192	512,652	—
Denominator for diluted earnings/(loss) per ordinary share	38,207,858	47,375,248	59,166,582

Basic earnings/(loss) per ordinary share	7.08	66.34	(24.18)
Diluted earnings/(loss) per ordinary share	6.35	56.85	(24.18)

Basic earnings/(loss) per ADS	0.88	8.29	(3.02)
Diluted earnings/(loss) per ADS	0.79	7.11	(3.02)

All the convertible senior notes had anti-dilutive impact and were excluded in the computation of diluted EPS in 2016, given the loss reported. The 2025 Notes and the 2025 Priceline Notes were not included in the computation of diluted EPS in 2015 because the inclusion of such instrument would be anti-dilutive. The 2017 and 2018 Notes and the 2019 Priceline Notes were not included in the computation of diluted EPS in 2014 because the inclusion of such instrument would be anti-dilutive.

For the years ended December 31, 2014, 2015 and 2016, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings/(loss) per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2014	2015	2016

2017 convertible senior notes	1,587,142	—	435,248
2018 convertible senior notes	2,551,346	—	2,551,360
2020 convertible senior notes	—	—	1,608,985
2025 convertible senior notes	—	486,999	935,550
2022 convertible senior notes	—	—	559,282
Priceline convertible 2019 notes	614,535	—	1,536,338
Priceline convertible 2020 notes	—	—	599,400
Priceline convertible 2025 notes	—	50,023	912,919
Priceline convertible 2022 notes	—	—	14,341
A long-term equity investment firm notes	—	50,023	912,919
Outstanding weighted average stock options	74,104	64,074	3,678,030
Sold Warrants	1,996,407	1,734,865	303,176
	6,823,534	2,385,984	14,047,548

21.  COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises that are classified as operating leases for the periods from 2017 to 2021. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB
2017	169,718,510
2018	51,750,674
2019	20,189,854
2020	6,169,875
2021	3,915,262
Thereafter	19,472,555
271,216,730

Rental expense amounted to RMB144 million, RMB134 million and RMB378 million for the years ended December 31, 2014, 2015 and 2016, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

Capital commitments

As of December 31, 2016, the Company had outstanding capital commitments totaling RMB2 million, which consisted of capital expenditures of property, equipment and software.

Guarantee

In connection with our air ticketing business, the Group is required by Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits in order to or to provide other guarantees obtain blank air tickets. As of December 31, 2016, the amount under these guarantee arrangements was approximately RMB906 million.

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