Form 20-F/A
period 2016-12-31
CTRIP COM INTERNATIONAL LTD
filed 2017-06-30
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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

Yes  ☐  No ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Ctrip.com International, Ltd. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, originally filed with the U.S. Securities Exchange Commission on April 13, 2017 (the “Original Filing”). This Amendment is being filed solely for the purpose of complying with Regulation S-X, Rule 3-09. Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method to be included in the Form 20-F when such entities are individually significant.

We have determined that our equity method investment in China E-dragon Holdings Limited (formerly known as “eLong, Inc.”, hereinafter referred to as “China E-dragon”), which is not consolidated in our financial statements, was significant under the income test of Rule 1-02(w) of Regulation S-X in relation to our financial results for the year ended December 31, 2016.  This Amendment is therefore filed solely to supplement the Original Filing with the inclusion of the financial statements and related notes of China E-dragon as of and for the fiscal year ended December 31, 2016 (the “China E-dragon Financial Statements”).

This Form 20-F/A consists solely of the cover page, this explanatory note, the China E-dragon Financial Statements, updated certifications of our chief executive officer and chief financial officer, consent of the independent auditor of China E-dragon. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

		Page
PART III
ITEM 18.	FINANCIAL STATEMENTS	4
ITEM 19.	EXHIBITS	46

PART III

Item 18. Financial Statements

The following financial statements are included in this Form 20-F/A:

Consolidated financial statements of China E-dragon Holdings Limited as of and for the fiscal year ended December 31, 2016

CHINA E-DRAGON HOLDINGS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

Report of Independent Auditor

To the board of directors of China E-Dragon Holdings Limited:

We have audited the accompanying consolidated financial statements of China E-Dragon Holdings Limited (the “Company”) and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of income and comprehensive income, of change in mezzanine equity and shareholder’s equity/(deficit) and of cash flows for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China E-Dragon Holdings Limited and its subsidiaries as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying consolidated balance sheet of China E-Dragon Holdings Limited as of December 31, 2015, and the related consolidated statements of income and comprehensive income, of change in shareholder’s equity/(deficit) and of cash flows for the year then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2015 financial statements to be audited and they are therefore not covered by this report.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

June 30, 2017

China E-Dragon Holdings Limited

Consolidated Balance Sheet

As of December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

	As of December 31,
	2016	2015 (Not covered by audit report)
ASSETS
Current assets:
Cash and cash equivalents	390,174,754	711,260,388
Restricted cash	153,606,001	146,479,837
Short-term investments	20,000,000	244,507,124
Accounts receivable, net	337,393,774	235,561,910
Amounts due from related parties	534,817,350	216,334,179
Advances to suppliers	462,647,777	149,116,096
Other current assets	85,098,020	90,495,346
Total current assets	1,983,737,676	1,793,754,880

Property and equipment, net	101,073,628	98,800,204
Investments	93,875,593	98,608,709
Goodwill	184,242,013	184,242,013
Intangible assets, net	163,662,188	24,904,359
Other non-current assets	49,761,380	48,148,781
Total non-current assets	592,614,802	454,704,066
Total assets	2,576,352,478	2,248,458,946

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,047,640,622	623,316,115
Income taxes payable	596,557	3,181,138
Amounts due to related parties	133,200,636	36,508,118
Deferred revenue	15,496,017	69,646,568
Advances and deposits from customers	205,294,551	107,490,662
Accrued expenses and other current liabilities	322,647,216	375,287,506
Total current liabilities	1,724,875,599	1,215,430,107

Deferred tax liabilities	8,985,400	14,059,644
Other non-current liabilities	2,374,545	2,950,372
Total non-current liabilities	11,359,945	17,010,016
Total liabilities	1,736,235,544	1,232,440,123

Commitments and contingencies (Note 9)	—	—

China E-Dragon Holdings Limited

Consolidated Balance Sheets (continued)

As of December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

	As of December 31,
	2016	2015 (Not covered by audit report)

Mezzanine equity
Preferred shares (US$0.0005 par value; authorized shares: 70,000,000; issued shares and outstanding as at December 31, 2016: 60,534,008.)	6,398,631,476	—

Shareholders’ equity/(deficit)
Ordinary shares (As at December 31, 2016: US$0.0005 par value, 90,000,000 shares authorized, 26,051,810 shares issued and outstanding; As at December 31, 2015: US$0.01 par value, 150,000,000 shares authorized, 41,866,538 shares issued, 41,636,970 shares outstanding)	84,133	3,115,895
High-vote ordinary shares (US$0.01 par value; authorized shares: 50,000,000; issued and outstanding shares as at December 31, 2015: 33,589,204)	—	2,690,950
Additional paid-in capital	22,563,210	2,628,662,421
Statutory reserves	9,825,772	9,825,772
Accumulated deficits	(5,597,066,554)	(1,655,786,242)
Total equity/(deficit) of the Company’s shareholders	(5,564,593,439)	988,508,796
Non-controlling interest	6,078,897	27,510,027
Total shareholders’ equity/(deficit)	(5,558,514,542)	1,016,018,823

Total liabilities, mezzanine equity and shareholders’ equity	2,576,352,478	2,248,458,946

See accompanying notes to consolidated financial statements.

China E-Dragon Holdings Limited

Consolidated Statements of Income and Comprehensive Income

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

	Year ended December 31,
	2016	2015 (Not covered by audit report)
Revenues:
Accommodation reservation	2,073,310,847	970,024,728
Transportation ticketing	86,130,938	89,373,452
Others	24,941,308	29,334,904
Total revenues	2,184,383,093	1,088,733,084

Business tax and surcharges	(21,549,077)	(56,896,265)
Net revenues	2,162,834,016	1,031,836,819

Cost of services	(976,631,628)	(565,474,745)
Gross profit	1,186,202,388	466,362,074

Operating expenses:
Service development	(540,868,208)	(432,449,709)
Sales and marketing	(1,855,535,988)	(848,420,847)
General and administrative	(146,762,879)	(315,504,665)
Amortization of intangible assets	(24,488,171)	(21,225,033)
Impairment of goodwill and other intangible assets	—	(40,401,740)
Total operating expenses	(2,567,655,246)	(1,658,001,994)

Loss from operations	(1,381,452,858)	(1,191,639,920)

Other income:
Interest income	14,819,666	41,129,804
Subsidy income	10,546,852	20,955,253
Foreign exchange loss	(3,015,438)	2,940,873
Gain from the disposal of investment in affiliates	—	12,731,268
Gain from disposal of a subsidiary	—	71,081,854
Other income	644,804	445,672
Total other income	22,995,884	149,284,724

Loss before income tax benefit and equity in loss from affiliates	(1,358,456,974)	(1,042,355,196)

Income tax benefit	4,641,883	(12,912,910)
Equity in loss from affiliates	(4,733,116)	(6,714,245)
Net loss	(1,358,548,207)	(1,061,982,351)

Net loss attributable to non-controlling interests	21,328,672	46,752,810
Net loss attributable to the Company	(1,337,219,535)	(1,015,229,541)

Other comprehensive income	—	—
Total comprehensive loss	(1,337,219,535)	(1,015,229,541)

See accompanying notes to consolidated financial statements.

China E-Dragon Holdings Limited

Consolidated Statements of Change in Shareholders’ Equity/(Deficit)

For the year ended December 31, 2015 (Not covered by audit report)

(Amounts in Renminbi (“RMB”) except for number of shares)

	Shareholders’ Equity/(Deficit)
	Ordinary shares		High-vote ordinary shares		Additional paid-in	Statutory	Accumulated	Non- control ling	Total
	Number of	Amount	Number of	Amount	capital	reserves	deficits	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2014	38,301,458	2,908,455	33,589,204	2,690,950	2,397,867,582	3,665,186	(626,809,931)	76,649,577	1,856,971,819
	—	—	—	—	—	—	—
Net loss	—	—	—	—	—		(1,015,229,541)	(46,752,810)	(1,061,982,351)
Statutory reserves	—	—	—	—	—	6,160,586	(6,160,586)	—	—
Exercise of share options	603,786	37,266	—	—	25,359,614	—	—	—	25,396,880
Vesting of restricted share units	2,731,726	170,174	—	—	(170,174)	—	—	—	—
Equity issuance of a subsidiary	—	—	—	—	3,277,887	—	—	(225,327)	3,052,560
Disposal of a subsidiary	—	—	—	—	—	—	—	(2,161,413)	(2,161,413)
Share-based compensation cost	—	—	—	—	284,338,623	—	—	—	284,338,623
Settlement of share-based awards	—	—	—	—	(82,011,111)	—	(7,586,184)	—	(89,597,295)
December 31, 2015	41,636,970	3,115,895	33,589,204	2,690,950	2,628,662,421	9,825,772	(1,655,786,242)	27,510,027	1,016,018,823

China E-Dragon Holdings Limited

Consolidated Statements of Change in Mezzanine Equity and Shareholder’s Equity/(Deficit)

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

	Mezzanine Equity		Shareholders’ Equity/(Deficit)
										Non-
	Preferred Shares		Ordinary shares		High-vote ordinary shares		Additional	Statutory	Accumulated	control ling	Total
	Number of	Amount	Number of	Amount	Number of	Amount	paid-in capital	reserves	deficits	interests	equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2015			41,636,970	3,115,895	33,589,204	2,690,950	2,628,662,421	9,825,772	(1,655,786,242)	27,510,027	1,016,018,823
Net loss	—	—	—	—	—	—	—	—	(1,337,219,535)	(21,328,672)	(1,358,548,207)
Exercise of stock options	—	—	37,100	2,422	—	—	1,716,455	—	—	—	1,718,877
Exercise of performance units	—	—	211,433	13,656	—	—	(13,656)	—	—	—	—
Exchange of high-vote ordinary shares to preferred shares in connection with the Restructuring (Note 1)	33,589,204	3,527,595,776	—	—	(33,589,204)	(2,690,950)	(2,582,746,847)	—	(942,157,979)	—	(3,527,595,776)
Redesignation of ordinary shares to preferred shares in connection with the Going-Privatization (Note 1)	15,833,693	1,662,881,578	(15,833,693)	(1,049,964)	—	—	—	—	(1,661,831,614)	—	(1,662,881,578)
Purchase of vested eLong Equity Awards in connection with the Going-Private (Note 10)	—	—	—	—	—	—	(81,623,737)	—	—	—	(81,623,737)
Change of par value from US$0.01 to US$ 0.0005	—	—	—	(1,997,876)	—	—	1,997,876	—	—	—	—
Share-based compensation cost	—	—	—	—	—	—	54,570,698	—	(71,184)	—	54,499,514
Purchase of non-controlling interest	—	—	—	—	—	—	—	—	—	(102,458)	(102,458)
Issuance of Preferred Shares (Note 11)	11,111,111	1,208,154,122	—	—	—	—	—	—	—	—	—
December 31, 2016	60,534,008	6,398,631,476	26,051,810	84,133	—	—	22,563,210	9,825,772	(5,597,066,554)	6,078,897	(5,558,514,542)

See accompanying notes to consolidated financial statements.

China E-Dragon Holdings Limited

Consolidated Statements of Cash Flows

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

	Year ended December 31,
	2016	2015 (Not covered by audit report)
	RMB	RMB
Cash flows from operating activities:
Net loss	(1,358,548,207)	(1,061,982,351)
Adjustments to reconcile net loss to net cash provided by operating activities:
Foreign exchange losses	(1,632,569)	(9,748,638)
Impairment of intangible assets	—	40,401,740
Allowance for doubtful accounts	26,066,839	9,721,931
Loss on disposal of property and equipment	202,830	154,972
Depreciation of property and equipment	52,849,369	52,067,444
Amortization of intangible assets	24,488,171	21,225,033
Share-based compensation expense	54,570,698	287,542,756
Gain from disposal of a subsidiary	—	(71,081,854)
Gain from disposal equity investments	—	(12,731,268)
Share of net loss in affiliates	4,733,116	6,714,245
Sales and marketing expenses which were settled with newly issued preferred shares (Note 6)	1,044,908,122	—
Deferred income tax benefit	(5,050,217)	(7,127,238)
Changes in operating assets and liabilities:
Accounts receivable	(84,407,632)	43,654,396
Prepaid expenses, advance to suppliers and other current assets	(308,134,355)	341,185
Other non-current assets	(1,612,599)	2,976,074
Amounts due from related parties	(358,486,298)	(164,313,083)
Accounts payable	462,294,621	180,868,270
Income tax payable	(2,584,581)	3,168,227
Amounts due to related parties	58,722,404	(91,402,152)
Deferred revenue	(54,150,551)	22,103,085
Advances and deposits from customers	97,803,889	(14,443,142)
Accrued expenses and other current liabilities	(54,788,338)	15,642,168
Other liabilities	(575,827)	2,906,172
Net cash used in operating activities	(403,331,115)	(743,342,028)
Cash flows from investing activities:
Purchase of property and equipment	(56,530,169)	(44,011,508)
Investment in non-consolidated affiliates	—	(73,142,000)
Acquisition of businesses, net of cash acquired	—	(5,000,000)
Proceeds from disposal of a subsidiary	—	64,309,906
Proceeds from disposal of investment in affiliate	—	19,350,000
Proceeds from disposal of property and equipment	108,438	56,412
Proceeds received from maturity of short-term investments	343,958,786	2,019,647,921
Increase in restricted cash	(7,126,164)	(22,543,237)
Purchase of short-term investments	(119,451,662)	(957,520,550)
Net cash provided by investing activities	160,959,229	1,001,146,944

China E-Dragon Holdings Limited

Consolidated Statements of Cash Flows (Continued)

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

	Year ended December 31,
	2016	2015 (Not covered by audit report)
	RMB	RMB
Cash flows from financing activities:
Purchase of vested eLong Equity Awards	(81,623,737)	—
Settlement of share-based awards	—	(86,579,914)
Exercise of stock options	1,718,877	25,396,880
Net cash used in financing activities	(79,904,860)	(61,183,034)
Effect of foreign exchange rate changes on cash and cash equivalents	1,191,113	9,748,638
Net (decrease)/increase in cash and cash equivalents	(321,085,633)	206,370,520
Cash and cash equivalents at beginning of year	711,260,387	504,889,868
Cash and cash equivalents at end of year	390,174,754	711,260,388

Supplemental disclosures of cash flow information and non-cash investing activities:
Cash paid for income taxes	2,176,247	17,847,936
Payable for purchases of equipment and software	1,695,274	779,332
Receivable for the disposal of a subsidiary	—	7,650,000
Issuance of preferred share for purchase of intangible assets (Note 6)	163,246,000	—

See accompanying notes to consolidated financial statements.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

China E-Dragon Holdings Limited (the “Company” or “E-Dragon”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 4, 2016.

eLong, Inc. (the “eLong,” and with its subsidiaries and consolidated variable interest entities (the “VIEs”), collectively, the “eLong Group”), was principally engaged in the provision of travel services, including accommodation reservation services, transportation ticketing, and to a lesser extent, internet-related advertising services in the People’s Republic of China excluding Hong Kong, Macau and Taiwan (the “PRC”). Prior to May 31, 2016, eLong was listed on NASDAQ Global Select Market (“NASDAQ”) and had a dual-class share structure with each ordinary share entitled to one vote, and each high-vote ordinary share entitled to 15 votes.

On May 31, 2016, eLong consummated a restructuring (the “Restructuring”), pursuant to which, eLong was acquired and merged with E-Dragon, where all of the then existing ordinary shareholders of eLong exchanged their respective shares in eLong for an equivalent number of ordinary shares or convertible and redeemable preferred shares (the “Preferred Shares”) of E-dragon (refer to Note 11 to these financial statements).  In conjunction with the Restructuring, the buyers group, including TCH Sapphire Limited (“TCH”), Ocean Imagination L.P. (“Ocean Imagination”) and Seagull Limited (“Seagull”), collectively the “Buyers”, and certain management members purchased the ordinary shares of eLong that were not owned by C-Travel International Limited (“C-Travel”), Luxuriant Holdings Limited (“Luxuriant”) and the Buyers at US$9.00 per ordinary share (or US$18.00 per ADS). These ordinary shares of eLong purchased by the Buyers were exchanged to the same number of Preferred Shares of the Company with no consideration. Thereafter, the ADSs of eLong ceased to be listed on NASDAQ (the “Going-Private”) and eLong became the wholly owned subsidiary of the Company and continued as the surviving company.

The Restructuring is therefore considered to be a legal recapitalization transaction within the Company and eLong and the accompanying consolidated financial statements are presented as if the group structure after the completion of the Restructuring had been in existence throughout all relevant periods.

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs (collectively, the “Group”) as follows:

Name of subsidiaries	Place of incorporation	Date of incorporation/ acquisition	Relationship	Principal activities

eLongNet Information Technology (Beijing) Co., Ltd. (“eLong Information”)	PRC, Beijing	17/08/1999	Wholly-owned subsidiary	Research and development computer hardware and software; hotel booking service and etc.
eLong Information Technology (Hefei) Co., Ltd.	PRC, Hefei	09/07/2012	Wholly-owned subsidiary	Research and development computer hardware and software; hotel booking service and etc.
Beijing eLong Information Technology Co. Ltd. (‘‘Beijing Information’’)	PRC, Beijing	28/11/2000	VIE	Provision of travel related services

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

The Company, through its subsidiaries, conducts its operations in the PRC through a series of arrangements with the VIEs. These VIEs facilitate the Company’s participation in internet content provision, call center services, travel agency and transportation ticketing services, which are industries in the PRC in which foreign ownership is restricted. The Company does not have any direct equity interest in the VIEs. However, pursuant to agreements with the VIEs and the individual shareholders of the VIEs, which include powers of attorney, spousal waivers, technical services agreements, business operations agreements, equity interest pledge agreements, exclusive purchase right agreements and loan agreements, the Company is the primary beneficiary of the VIEs with the power to direct the activities of the VIEs, absorb the VIEs’ expected losses and receive the VIEs’ residual returns to the extent such returns are paid as dividends and other payments. As a result, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) subtopic 810-10, Consolidation: Overall.

The principal terms of the key agreements among the Company, its wholly-owned subsidiary eLong Net Information Technology (Beijing) Co., Ltd. (“eLong Information”), and the VIEs and their shareholders are described below:

Powers of attorney. The VIE shareholders who are natural persons have each provided irrevocable powers of attorney in favor of the Company. Under the powers of attorney, the Company (or its designee) has been fully authorized to exercise all powers of the VIE shareholders. The powers of attorney are each for a period of twenty years, with automatic renewal as long as, with respect to each individual shareholder of each VIE, such person remains a shareholder of the VIE.

Technical services agreements. eLong Information has the exclusive right to provide the VIEs with services relating to their operations. eLong Information has also granted the VIEs a non-exclusive license to use certain software owned by eLong Information. The VIEs have agreed to make payments to eLong Information for the service and software license fees, and the service and software license fees may be adjusted by eLong Information unilaterally. The technical services agreements are valid for twenty years with automatic renewal.

Business operations agreements. eLong Information has agreed to provide third parties with guarantees of performance by the VIEs of contracts, agreements and transactions in connection with their business operations. In return, the VIEs have agreed to pledge their accounts receivable and mortgage or pledge all their assets to eLong Information. eLong Information may, at its sole discretion, provide the VIEs performance guarantees and working capital loan guarantees in connection with the VIEs’ business operations. In addition, the VIEs and their shareholders have each agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the VIEs without the prior written consent of eLong Information. The VIE shareholders have agreed that, upon instruction from eLong Information, they will appoint or remove the VIEs’ directors and executive officers and accept eLong Information’s direction regarding operations and financial and personnel management of the VIEs. Under the business operations agreements, if any of the agreements between eLong Information and the VIEs terminate or expire, eLong Information may terminate any other agreements between eLong Information and the VIEs, including the business operations agreements. The business operations agreements have twenty years terms with automatic renewal

Equity interest pledge agreements. The VIE shareholders have each pledged their entire ownership interests in the VIEs to eLong Information to secure the payment obligations of the VIEs under the technical services agreements and other agreements. Upon the occurrence of events of default specified in the agreements, eLong Information may enforce the pledges. The equity interest pledge agreements have terms of twenty years with automatic renewal.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

Exclusive purchase right agreements. The Company and any third party designated by the Company have the option, at any time when applicable PRC law permits foreign invested companies to operate an internet content provision business, to purchase from the VIE shareholders their respective equity interests in the VIEs. The exercise price of the option is equal to the actual paid-in registered capital of the VIEs (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law on the date of exercise. If the transfer price of the equity interest is greater than the loan amount, the shareholders are required to immediately return the proceeds from the transfer price in excess of the loan amount to the Company or a person designated by the Company. The exclusive purchase right agreements have terms of twenty years with automatic renewal.

Loan agreements. The Company has made loans to the VIE shareholders for contributions to the paid-in registered capital of the VIEs. The full original principal amount of such loans was outstanding as of December 31, 2016 and 2015. The loans are interest free and have a repayment term of twenty years with automatic renewal. The manner and timing of repayment is at the sole discretion of the Company. In the event that the Company exercises its option to purchase the equity interests in the VIEs held by the VIE individual shareholders pursuant to the exclusive purchase right agreements, the loans will accelerate, be repaid from the proceeds of the option exercise and be discharged. The loans will also accelerate under certain other conditions, such as the incapacity of the VIE shareholders or the termination of employment with the Company of the VIE shareholders. On consolidation, these loans are eliminated. The Company has agreed to provide unlimited financial support to the VIEs for their operations, and the Company has agreed to not require repayment of such financial support if the VIEs are unable to do so. The VIEs may not declare or distribute dividends without the prior consent of the Company. The shareholders of the VIEs have each agreed to immediately pay to the Company or to a party designated by the Company any profit, bonus, distribution or dividend that they receive from the VIEs. There were no bonuses, dividends or distributions of profit from inception of the VIEs to December 31, 2016 and 2015.

Risks in association with the VIE Structure

Management believes that (i) the ownership structure of the Company and its VIEs is in compliance with PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and not in violation of current PRC laws or regulations; and (iii) the Group’s business operations are in compliance with PRC laws and regulations in all material respects. However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIEs.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, being required to discontinue or restrict business operations, restriction of the Company’s right to collect revenues, temporary or permanent blocking of the Company’s websites, the Company being required to restructure its operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. Transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

(b) Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include allowances for doubtful accounts, deferred tax assets and liabilities, provision for loyalty programs, liability for virtual cash in eCoupon program, deferred revenue recognition, share-based compensation, loss contingencies, allocation of the purchase price of acquisitions, useful lives of property and equipment and intangible assets, and impairment of long-lived assets, goodwill and investment in affiliates.

(d) Foreign currencies

The Group’s functional and reporting currency is the Renminbi (“RMB”). Transactions denominated in foreign currencies are measured at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in currencies other than the RMB are remeasured into RMB using applicable exchange rates quoted by the People’s Bank of China (“PBOC”) at the balance sheet dates. All exchange gains and losses are included in “foreign exchange gain/(loss)” in the consolidated statements of comprehensive loss.

Translations of amounts from RMB into United States dollars (“US$”) are solely for the convenience of the reader and are calculated at the rate of US$1.00 = RMB6.9370, as published by the People’s bank of China, on December 31, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, at any other rate, or at all.

(e) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. The Group records accruals for certain of its outstanding administrative, legal or regulatory proceedings and claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Group evaluates, on a quarterly basis, developments in administrative, legal or regulatory proceedings and claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material. When a loss contingency is not both probable and estimable, the Group does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Group discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. The Group is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry or treatment of specific issues among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

(f) Revenue recognition

The Group’s revenues are principally derived from providing accommodation reservation, transportation ticketing, and other services. The Group recognizes revenues when all of the following have occurred: persuasive evidence of arrangement with the customer, services have been performed, fees are fixed or determinable, and collectability of the fees is reasonably assured, as prescribed by ASC 605-10, Revenue Recognition, Overall. These criteria as related to Group revenues are considered to have been met as follows:

Accommodation reservation services

The Group receives commissions from travel suppliers or customers for accommodation reservations booked through the Group (including hotel group-buy and hotel prepaid business). Commissions from accommodation reservation services are recognized when customers’ stays occurred. The Group presents revenues from such transactions on a net basis in circumstances where the Company does not assume inventory risk for hotel room nights and acts as an agent; and on a gross basis for the principal hotel businesses where the Company prepurchases hotel room nights and assumes inventory risk and acts as a principal. Revenues recognized on a gross basis represent the prices of the room nights sold to customers. The costs of the rooms paid to the hotels are recorded as “cost of services” in the consolidated statements of comprehensive loss. Contracts with certain travel suppliers contain escalating commissions that are subject to specific performance targets. Such escalating commissions are recognized when the performance targets have been achieved.

Transportation ticketing services

Transportation ticketing services consist primarily of the reservation of air tickets and train tickets, sale of travel insurance and other transportation-related services. The Group receives commissions from travel suppliers for ticketing services under various services agreements.

The commissions from such services are recognized upon the issuance of the tickets or the insurance, net of estimated cancellations. The Group presents revenues from such transactions on a net basis in the consolidated statements of comprehensive loss, as the Group acts as an agent, does not assume any inventory risk, and has no obligations for cancelled ticket reservations. The Group sometimes also receives additional discretionary commissions from certain travel suppliers when performance targets are met. Such discretionary commissions are recognized on a cash basis because the Group cannot reasonably estimate the amount or timing of receipt of such commissions in advance.

Other Services

Other revenues are primarily derived from advertising business, and are recognized over the contractual advertisement display period.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

Before May 2016, the majority of the Group’s accommodation reservation services and transportation ticketing services are subject to business tax and surcharges on the revenues generated from services rendered in the PRC. Business tax and surcharges are deducted from revenues to arrive at net revenues.

On May 1, 2016, the transition from the imposition of Business Tax to the imposition of Value Added Tax (“VAT”) was expanded to all industries in China, and therefore all of revenues have been subject to VAT since that date. VAT was not included in revenue and VAT payable, after deducting the input VAT is presented as other payable.

Liability for eCoupon program virtual cash

From time to time, the Group offers various incentives to customers. The Group accounts for these incentives in accordance with ASC subtopic 605-50, Revenue Recognition: Customer Payments and Incentives, and records the estimated cost of the incentives as a reduction in revenue. If the reduction of revenue resulted in negative revenue for a specific customer on a cumulative basis, the amount of the cumulative shortfall would be reclassified as sales and marketing expenses. The Group’s obligation to provide cash back under the incentives is recorded as “Accrued expenses and other current liabilities” in the consolidated balance sheets. The liability is reduced as customers redeem such balances or the right of redemption expires.

(g) Income taxes

Income taxes are provided for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or change in tax status is recognized in income in the period the change in tax status occurs or the change in tax rates or tax law is enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some or all of the deferred tax assets will not be realized.

In accordance with ASC subtopic 740-10, Income Taxes, Overall, the Group recognizes the benefit of a tax position if the tax position is more likely than not to prevail based on the technical merits of the tax position. Tax positions that meet the “more likely than not” threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit or appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each tax audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Group records unrecognized tax benefits, if any, in “accrued expenses and other current liabilities” or the non-current “other liabilities” line item in the consolidated balance sheets. The Group has elected to include interest and penalties related to an uncertain tax position (if and when required) in “income tax expense” in the consolidated statements of comprehensive loss.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

(h) Share-based compensation

The Group applies ASC 718, Compensation-Stock Compensation, in connection with its share-based compensation. In accordance with ASC 718, all grants of share options and restricted share units (which the Group referred to as “performance units” prior to 2014) are recognized in the consolidated financial statements based on their grant date fair values. ASC subtopic 718-10, Compensation-Stock Compensation: Overall, requires forfeitures to be estimated at the grant date and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The Group recognizes compensation cost on share-based awards without performance conditions on a straight-line basis over the requisite service period. For share-based awards with performance conditions, compensation cost is recognized when it is probable that the performance conditions will be achieved.

Share-based compensation awards settled in cash upon vesting are classified as liabilities and included in “accrued expenses and other current liabilities” in the consolidated balance sheets. Compensation cost is determined based on the current share price at the balance sheet dates, and the proportionate amount of the requisite service that has been rendered to such date. Changes in the fair value of the liability-classified awards, after the requisite service period has been completed and before the awards are vested, are recognized as compensation cost in the period in which the change in fair value occurs.

The Group accounts for a change in any of the terms or conditions of share options as a modification in accordance with ASC subtopic 718-20, Compensation-Stock Compensation: Awards Classified as Equity, whereby the incremental fair value, if any, of a modified award, is recorded as compensation cost on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification. The amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award should be charged to equity to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Any excess of the repurchase price over the fair value of the instruments repurchased should be recognized as additional compensation cost. In accordance with ASC 718-10, Compensation-Stock Compensation: Overall, the Group recognizes the cost of share-based payments incurred by investors in it on its behalf, and a corresponding capital contribution.

(i) Provision for loyalty points

The Group’s members earn loyalty points based on their usage of the Group’s services. The loyalty points could be redeemed primarily for merchandises provided by third parties. The Group recognizes estimated costs to provide related items based on historical redemption rates. The liabilities for loyalty points are reduced upon the redemption or expiration of outstanding loyalty points. The estimated costs of the free merchandises are included in “sales and marketing” in the consolidated statements of comprehensive loss and the estimated liabilities are included in “accrued expenses and other current liabilities” in the consolidated balance sheets.

(j) Cash and cash equivalents

Cash and cash equivalents include cash on hand and time deposits in commercial banks or other financial institutions. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

(k) Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash consists primarily of deposits required by its business partners and commercial banks.

(l) Short-term investments

Short-term investments represent time deposits of more than three months and less than or equal to twelve months duration held in commercial banks.

(m) Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized at the invoiced amount less an allowance for any potentially uncollectible amounts. An allowance for doubtful accounts is provided based on a series of factors, including an aging analysis of account balances, historical bad debt rates, repayment patterns, current credit worthiness and current economic trends.

(n) Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Software	3 years
Computer equipment and purchased software	3-5 years
Furniture and office equipment	5 years

Leasehold improvements are amortized using the straight-line method over 1 to 10 years which represents the shorter of the remaining period of the lease term or estimated useful life of the assets.

(o) Investments in affiliates

In accordance with ASC subtopic 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and the distributions of earnings. The Group regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value then becomes the new cost basis of the investment.

The Group applies the equity method in accounting for investments in affiliates in which the Group has the ability to exercise significant influence but does not own a majority equity interest or otherwise control.

Under ASC 323, Investments-Equity Method and Joint Ventures, the Group’s share of post-acquisition profits or losses of affiliates is recognized in the consolidated statements of comprehensive loss. Unrealized gains on transactions between the Group and affiliates are eliminated to the extent of the Group’s interest in the affiliates, and unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliate equals or exceeds the carrying value of the Group’s equity interest in the affiliate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliate. The Group monitors its investment in affiliates for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the affiliates including current earnings trends and other affiliate-specific information. The Group recorded impairment charges of nil, and RMB459,253 in total with respect to the non-consolidated affiliates for the years ended December 31, 2016 and 2015, respectively, when the decline in the value of the investments was determined to be other-than-temporary under ASC 323.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

(p) Employee loan program

In November 2011, the Group launched a RMB100 million employee interest-free loan program (executive officers and directors of the Group are ineligible for this program). During the years ended December 31, 2016 and 2015, the Group disbursed RMB6,207,000 and RMB4,685,000, respectively, of loan principal under this program. The Group accounts for employee interest-free loans in accordance with ASC subtopic 835-30, Imputation of Interest, whereby the effective interest rate is applied and the difference between the present value of the loan receivables and the cash loaned to the employees is regarded as employee compensation during the loan term. At the same time, to accrete the loan receivable to its face value, interest income is recognized in the same amount. The amounts of employee loans receivable outstanding for 12 months or less as of December 31, 2016 and 2015 were RMB3,195,508 and RMB3,051,018, respectively, which are included in “other current assets” in the consolidated balance sheets. The amounts of employee loans receivable outstanding for more than 12 months as of December 31, 2016 and 2015 were RMB6,279,080 and RMB5,728,265, respectively, which are included in “other non-current assets” in the consolidated balance sheets.

(q) Business combinations

The Group accounts for all business combinations under the purchase method in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

(r) Goodwill and other intangible assets

Goodwill represents the excess of costs over fair value of the net assets of businesses acquired. The Group follows ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

The Group tests goodwill for impairment by performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If the Group determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, a two-step impairment test is required. Under the two-step impairment test, the Group evaluates the recoverability of goodwill at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon the present value of estimated future cash flows of the reporting unit. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the net tangible assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of the reporting unit goodwill is lower than its carrying amount, goodwill of the reporting unit is impaired and is written down to its implied fair value.

The Group follows ASC 350-30, General Intangibles Other Than Goodwill , which requires an entity to test indefinite-lived intangible assets (1) annually for impairment and (2) between annual tests if there is a change in events or circumstances and also provides the option of performing a qualitative assessment before calculating the fair value of the asset. If the Group determines, on the basis of qualitative factors, that the fair value of indefinite-lived intangible assets is more likely than not less than the carrying amount, further testing is required. Under the further testing, the impairment test on indefinite-lived intangible assets that are not subject to amortization consists of a comparison of the fair value of each intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Assets with definite lives are carried at cost less accumulated amortization. Intangible assets with definite lives are amortized using the straight-line method over the estimated economic life.

(s) Impairment of long-lived assets other than goodwill

The Group evaluates impairment of its long-lived assets to be held and used, including property and equipment, purchased intangible assets which are subject to amortization and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment-Overall. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Assets to be disposed of are separately presented in the consolidated balance sheets as assets held for sale and reported at the lower of carrying amount or estimated fair value less the costs to sell, and are no longer depreciated. The Group recorded intangible assets with definite lives impairment charges of nil, and RMB40,401,740 for the years ended December 31, 2016 and 2015, respectively.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

(t) Employee benefit plans

The Group participates in various defined contribution plans pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Under the PRC law, the Group is required to make contributions to these plans at stated contribution rates based on monthly compensation of qualified employees. The Group has no obligation for payment of employee benefits associated with these plans beyond the mandatory contributions payable during the period of the employee’s employment with the Group. For the years ended December 31, 2016 and 2015, the Group contributed RMB132,252,283 and RMB116,583,265, respectively, to these plans.

(u) Operating leases

The Group leases office space under operating lease agreements with original lease periods of up to ten years. Rental expenses are recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a case-by-case basis and are not included in the initial lease term.

(v) Advertising expense

The Group incurs advertising expenses to promote the Group’s products and services. The Group expenses the production costs associated with advertisements in the period in which the advertisement first takes place. The Group expenses the advertising costs as incurred when the advertisement is displayed or broadcasted.

(w) Fair value measurements

Financial instruments of the Group are primarily comprised of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties, prepaid expenses, advances to suppliers, other current assets, accounts payable, amounts due to related parties, deferred revenue, advances and deposits from customers, accrued expenses and other liabilities. As of December 31, 2016 and 2015, the carrying values of these financial instruments approximated their fair value due to their short term nature. The carrying values of receivables from the employee interest-free loan program in other non-current assets also approximated their fair values, as the Group’s imputes interest at rates are determined based on the prevailing interest rates in the market. The Group follows ASC subtopic 820-10, Fair Value Measurements and Disclosures, which establishes a three-tier fair value hierarchy, and prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 - Other inputs that are directly or indirectly observable in the marketplace; and

Level 3 - Unobservable inputs which are supported by little or no market activity.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

ASC subtopic 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

(x) Government subsidies

Government subsidies represent rewards provided by PRC government authorities to the Group, without any further obligations, for business achievements made by the Group. Government subsidies are recognized in “other income” in the consolidated statements of comprehensive loss when received, as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

(y) Recently issued accounting pronouncements

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

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. The Company has adopted this new guidance and determined it has no impact on the consolidated financial statements for the year ended December 31, 2016.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

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

In March 2016, the FASB issued ASU No. 2016-07, Simplifying the Transition to the Equity Method of Accounting. The amendments in this Update eliminate the requirement that when an investment qualified for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previous held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increase in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Company has assessed this new guidance and expects that it will no impact on its consolidated financial statements.

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

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

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

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end of- period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

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

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. Private entities, including that are adopting the amendments in this Update should do so for their annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

(3) ACCOUNTS RECEIVABLE

	December 31,
	2016	2015 (Not covered by audit report)
Accounts receivable	367,046,740	242,081,504
Allowance for doubtful accounts	(29,652,966)	(6,519,594)
Accounts receivable, net	337,393,774	235,561,910

The following table presents movements in the allowance for doubtful accounts:

	December 31,
	2016	2015 (Not covered by audit report)
Balance at the beginning of year	6,519,594	4,991,223
Additions	30,040,822	7,504,977
Write-offs	(6,907,450)	(5,976,606)
Balance at the end of year	29,652,966	6,519,594

The write-offs in 2016 consisted of a combination of accounts receivable from individual and corporate customers and travel suppliers.

(4) PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015 (Not covered by audit report)
Computer equipment	158,034,559	121,225,873
Furniture and office equipment	12,221,462	11,668,389
Leasehold improvements	13,717,991	16,208,551
Softwares	174,824,592	170,681,300
Less: accumulated depreciation	(257,724,976)	(220,983,909)
Property and equipment, net	101,073,628	98,800,204

Depreciation expenses for property and equipment was RMB52,849,369 and RMB52,067,444 for the years ended December 31, 2016 and 2015 respectively.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

(5) INVESTMENTS

	December 31,
	2016	2015 (Not covered by audit report)
Equity method investments:	61,451,659	66,184,775
Cost method investments:	32,423,934	32,423,934
Total	93,875,593	98,608,709

Equity Method Investment - 2012 Affiliate Company

In 2012, the Group invested RMB5.6 million in an unlisted company (the “2012 Affiliate Company”) to obtain its 30% equity interest. The Company accounted for its investment using the equity method on a one-quarter lag basis. In 2012, due to a decline in 2012 Affiliate Company’s financial performance, a reduction in its value was considered as an other-than-temporary impairment under ASC 323, and accordingly the Group’s investment was fully impaired.

In 2013, the 2012 Affiliate Company changed its business focus to property management software development, which was considered as better business collaboration with the Group. As such, in 2014, the Group acquired an additional 19% equity interest at a consideration of RMB76,663,200.

In 2015, the Group reached an agreement with a third party to sell a 2.5% equity interest in the 2012 Affiliate Company for cash consideration of RMB13,750,000, and recognized a disposal gain of RMB10,014,455 on the date of the disposal.

The carrying amount and share of net loss for investment in the 2012 Affiliate Company as of December 31, 2016 was as follows:

	December 31,
	2016	2015 (Not covered by audit report)
Balance at the beginning of the year	66,184,775	75,552,753
Disposal of investment in the 2012 Affiliate Company	—	(3,735,545)
Share of net loss in in the 2012 Affiliate Company	(4,733,116)	(5,632,433)
Carrying value at the end of the year	61,451,659	66,184,775

There was no impairment indicator for this investment in the year ended December 31, 2016.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

Cost method investments:

	December 31,
	2016	2015 (Not covered by audit report)
2014 Investee Company	9,000,000	9,000,000
2014 Second Investee Company	6,000,000	6,000,000
2014 Third Investee Company	2,423,934	2,423,934
2015 Investee Company	15,000,000	15,000,000
Total carrying value	32,423,934	32,423,934

2014 Investee Company

On July 21, 2014, the Group acquired a 20% equity interest in 2014 Investee Company, a private company, at total cash consideration of RMB9,000,000. According to the shareholders agreement, the investment in 2014 Affiliate Company contains substantive liquidation preference and is considered not in substance common stock. As there is no readily determinable fair value of the investment, it is classified as available-for-sale investment under cost method.

2014 Second Investee Company

On November 5, 2014, the Group acquired a 10% equity interest in 2014 Second Investee Company at total cash consideration of RMB6,000,000. The Group does not have the ability to exercise significant influence over the 2014 Second Affiliate Company. According to the shareholders agreement, the investment in 2014 Second Affiliate Company contains the substantive liquidation preference and is considered not in substance common stock. As there is no readily determinable fair value of the investment, it is classified as available-for-sale investment under cost method.

2014 Third Investee Company

On December 12, 2014, the Group invested RMB5,600,000 to acquire a 30% equity interest in 2014 Third Investee Company and accounted for this investment using the equity method. On July 20, 2015, the Group disposed of 15% equity interest of 2014 Third Affiliate Company for consideration of RMB5,600,000 with a gain of RMB3,176,066 included in “net income/(loss) in affiliates.” Upon the completion of the disposition, the Group held a remaining 15% equity interest in 2014 Third Affiliate Company and switched to cost method accounting for the investment due to the Group’s loss of its ability to exercise significant influence.

2015 Investee Company

On April 20, 2015, the Group acquired a 9% of equity interest in 2015 Investee Company at cash consideration of RMB15,000,000. The Group applied the cost method to account for the investment due to the Group’s lack of ability to exercise significant influence and the investment not being considered common stock since the investment has a substantive liquidation preference.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

(6) GOODWILL AND INTANGIBLE ASSETS

The following table presents changes in goodwill:

	December 31,
	2016	2015 (Not covered by audit report)
Goodwill at the beginning of the year	184,242,013	181,322,013
Additions due to acquisitions	—	2,920,000
Impairment of goodwill	—	—
Carrying value at the end of the year	184,242,013	184,242,013

Intangible assets with definite lives consisted of the following:

	December 31,
	2016	2015 (Not covered by audit report)
Identified Intangible Assets from Business Acquisitions
- Customer lists	9,701,240	9,701,240
- Trade names	47,080,605	47,080,605
- Copyrights	192,000	192,000
- Internet domain names	3,903,650	3,903,650
- Software	4,828,942	4,828,942
Business Cooperation Agreement	163,246,000	—
Others	138,700	138,700
Less: accumulated amortization	(65,428,949)	(40,940,778)
Total intangible assets with definite lives, net	163,662,188	24,904,359

In July 2016, the Company entered into a Strategic Cooperation Agreement with one of its shareholders, which includes a Business Cooperation Agreement and a compensation to certain past service rendered by the shareholder to the Company with a total consideration of newly issued 11,111,111 Preferred Shares of the Company. The Business Cooperation Agreement has a term of five years and the shareholder will deploy certain agreed-upon business resources to the Company to increase the user traffic in 2016 of the Company’s platform. The Company assessed and concluded that the Business Cooperation Agreement was qualified as the intangible asset to recognize in separate from the total consideration. Based on the valuation performed by the Company with assistance from the independent appraisal, the fair value of the total consideration of newly issued Preferred Shares was RMB 1,208 million, out of which the fair value of past service rendered by the shareholder that was recorded as selling and marketing expense was RMB 1,045 million, the fair value of Business Cooperation Agreement as recorded as intangible asset was RMB 163 million. The Business Cooperation Agreement is amortized over five years under straight line method. The service compensation was recognized when the Preferred Shares were issued.

Amortization expenses were RMB 16,324,600 for the year ended December 31, 2016. The annual estimated amortization expense of the acquired intangible assets for each of the next five years is as follows:

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

Amortization
2017	39,072,868
2018	38,441,586
2019	37,077,749
2020	32,697,736
2021	16,372,249
Total	163,662,188

(7) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2016	2015 (Not covered by audit report)

Accrued payroll and welfare	92,984,446	68,458,147
Accrued promotion expenses	69,945,202	62,203,796
eCoupon program virtual cash liability	60,070,834	147,712,279
Other payables	47,707,542	30,887,208
Accrued professional fees	9,125,310	6,187,344
Provision for pre-purchased hotel room nights with inventory risk	18,058,055	5,676,412
Other accrued expenses	22,732,874	30,085,955
Tax payables	2,022,953	24,076,365
Total accrued expenses and other current liabilities	322,647,216	375,287,506

(8) INCOME TAXES

The Company, its subsidiaries and VIEs file separate income tax returns.

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on the Company’s income or capital gains. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends.

PRC

In 2007, the PRC enacted a new Corporate Income Tax Law (“CIT Law”) and promulgated related regulations, effective January 1, 2008, which impose a unified corporate income tax (“CIT”) rate of 25% for both domestic and foreign invested enterprises. Enterprises qualified as “High New Technology Enterprises (“HNTEs”) enjoy a preferential CIT rate of 15%.

One of the Company’s subsidiaries was qualified as an HNTE and was entitled to the preferential CIT rate of 15% till December 31, 2016.

The CIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside the PRC. The 10% withholding tax rate can be reduced based on tax arrangements or treaties between the PRC and other jurisdictions. Undistributed earnings generated before January 1, 2008 are exempted from withholding tax when such earnings are distributed to the foreign investor in 2008 or thereafter. The Group’s foreign invested subsidiaries are permanently reinvesting their earnings and, for remaining undistributed retained earnings of VIEs, tax planning strategies are in place to support their enterprise income tax free treatment, as such, under ASC subtopic 740-30, Income Taxes: Other Considerations or Special Areas, the Company has not recorded deferred tax liabilities on the outside basis in its foreign invested subsidiaries and VIEs.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

The Group’s consolidated loss from domestic and foreign components before income tax expense

	Year ended December 31,
	2016	2015 (Not covered by audit report)

Domestic	(1,259,667,907)	(768,939,163)
Foreign	(98,789,067)	(273,416,033)
Total	(1,358,456,974)	(1,042,355,196)

Income tax expense attributable to loss from operations consisted of:

	Year ended December 31,
	2016	2015 (Not covered by audit report)
Current income tax expense	408,334	20,040,148
Deferred income tax benefit	(5,050,217)	(7,127,238)
Total	(4,641,883)	12,912,910

The significant components of deferred income tax benefit attributable to losses from operations for the year ended December 31, 2016 was as follows:

	Year ended December 31,
	2016	2015 (Not covered by audit report)
Deferred income tax benefit (excluding increase in the valuation allowance for deferred tax assets)	(56,760,146)	(155,367,793)
Increase in the valuation allowance for deferred tax assets	51,709,929	148,240,555
Deferred income tax benefit	(5,050,217)	(7,127,238)

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

Income tax expense differed from the amounts computed by applying the PRC corporate income tax rate of 25% for 2016 to the Group’s pretax losses from operations as a result of the following:

	Year ended December 31,
	2016	2015 (Not covered by audit report)
Computed expected tax benefit at PRC statutory rates	(339,614,243)	(260,588,800)
Increase (reduction) in income taxes resulting from:
Change in the valuation allowance for deferred tax assets allocated to income tax expense	51,462,703	148,240,555
Expired net operating loss carry forwards	16,721	33,957
Effect of difference in enacted tax rates of the Company’s PRC subsidiaries	5,930,193	60,263,272
Effect of difference in enacted tax rates of the Company’s overseas subsidiaries	24,697,267	68,354,008
Adjustment from tax filing true up	(15,954,570)	(8,238,012)
Non-deductible expenses	268,150,738	2,861,600
Others	669,308	1,986,330
Income tax (expense)/benefit	(4,641,883)	12,912,910

The non-deductible expenses represent the expenses that are not tax deductible under respective tax regulations. For the year ended December 31, 2016, the non-deductible expenses primarily include the sales and marketing expenses which were settled with newly issued preferred shares (Note 6).

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

Deferred tax assets,

	December 31,
	2016	2015 (Not covered by audit report)
Deferred tax assets
eCoupon program virtual cash liability	17,135,475	35,538,632
Accrued expenses	5,697,482	4,639,154
Operating loss carryforwards	248, 073,083	170,029,284
Property and equipment	(1,071,113)	2,639,780
Impairment of long-term investments	4,039,503	4,039,503
Advertising and promotional fees	42,180,293	47,705,667
Total gross deferred tax assets, non-current	316,054,723	264,592,020
Less: valuation allowance	(316,054,723)	(264,592,020)
Net deferred tax assets, non-current	—	—

Deferred tax liabilities, non-current:
Acquired intangible assets in business combination	8,971,508	14,021,725
Others	13,892	37,919
Total deferred tax liabilities, non-current	8,985,400	14,059,644

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

The gross amounts of operating loss carryforwards which will expire between 2017 and 2021 are as follows: RMB4,442,566 in 2017, RMB1,388,389 in 2018, RMB131,126,039 in 2019, RMB936,586,937 in 2020 and RMB 337,204,972 in 2021.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible or utilized. The Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(9) COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has several operating leases, primarily for offices and employee dormitories. Payments under operating leases, including periodic rent escalation and rent holidays, are expensed on a straight-line basis over the lease term.

Future minimum lease payments under operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2016 are:

Minimum lease payments
2017	19,278,118
2018	15,083,189
2019	5,053,111
2020	2,858,602
2021	2,858,602
2022 and thereafter	1,310,192
Total	46,441,814

Purchase commitments

The Company entered into series of agreements with hotels to pre-purchase hotel room nights and assume inventory risk, pursuant to which the Company commits to make minimum payments for such purchases as follows:

Minimum purchase payments

2017	48,946,500

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

(10) SHARE-BASED COMPENSATION

Share incentive plans before the Restructuring

Share options

In July 2004, eLong adopted a share and annual incentive plan (the “2004 Plan”) that allows the eLong to grant share options, share appreciation rights, restricted shares or restricted share units to officers, employees, directors or consultants of eLong up to a maximum of 4,000,000 ordinary shares. On December 13, 2006, the Company amended the 2004 Plan to allow the grant of restricted share units to non-employees.

In May 2009, eLong adopted a share and annual incentive plan (the “2009 Plan”) that allows the eLong to grant share options, share appreciation rights, restricted shares or restricted share units to officers, employees, directors or consultants of eLong up to an aggregate of 3,000,000 ordinary shares. On December 30, 2009, the 2009 Plan was amended to allow equity grants to members of the eLong’s Board of Directors. On March 17, 2011, the Company amended the 2009 Plan to increase the maximum number of ordinary shares authorized to be issued to 6,000,000, and the maximum number of authorized shares was further increased to 12,000,000 and 17,000,000 on April 24, 2012 and September 18, 2013, respectively.

The total fair values of share options vested during the years ended December 31, 2016 and 2015 was RMB 953,716 and RMB 6,105,016, respectively.

Share options granted under the 2004 Plan expire in five or ten years, and generally vest and become exercisable ratably over three to five years from the date of grant. Options granted under the 2009 Plan generally expire in five years and vest and become exercisable over one to three years from the date of grant.

Restricted share units

Restricted share units are rights to receive the Company’s ordinary shares, or in the case of grants to the Company’s independent directors, a cash award linked to the Company’s ordinary share value.  Restricted share units generally vest over a two to five-year period, and are not entitled to dividends or voting rights.

The cost of restricted share unit awards is determined using the fair value, net of expected forfeitures. Compensation cost for restricted share units settled in ordinary shares is recognized on a straight-line basis over the vesting term of each tranche.

Share incentive plans in connection with the Restructuring

In connection with the Restructuring, each outstanding unvested share options and restricted share units granted under eLong Inc’s Share Incentive Plan (“eLong Equity Awards”) would be cancelled and immediately converted into the right to receive in exchange therefor the Equity Awards offered by the Company (“Parent Equity Awards”). The Company has purchased the vested equity awards under eLong Equity Awards with the purchase price equal to the purchase price for the ordinary shares provided by the Buyers. The total consideration was RMB 81 million.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

A summary of share option activity under the 2004 Plan for the year ended December 31, 2016 is as follows:

	Number of Ordinary Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2015	55,800	US$	8.82	4.93 years	—
Expired	(55,800)	US$	8.82	—
Outstanding at December 31, 2016	—	—		—	—
Vested and expected to vest at December 31, 2016	—	—		—	—
Exercisable at December 31, 2016	—	—		—	—

A summary of share option activity under the 2009 Plan for the year ended December 31, 2016 is as follows:

	Number of Ordinary Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value (In thousands)
Outstanding at December 31, 2015	127,713	US$	8.14
Exercised	(31,072)	US$	7.14
Forfeited	(22,094)	US$	8.37
Repurchased	(56,425)	US$	8.36
Expired	(18,122)	US$	8.92
Outstanding at December 31, 2016	—	—		—	—

There are no share options outstanding and exercisable under the 2004 and 2009 plan as at December 31, 2016.

A summary of share unit activity under the 2009 Plan for the year ended December 31, 2016 is as follows:

	Number of Ordinary Shares	Weighted average grant date fair value
Outstanding at December 31, 2015	3,937,415	US$	8.33
Granted	410,000	US$	8.77
Settled	(211,433)	US$	8.04
Forfeited	(504,384)	US$	7.94
Repurchased	(1,472,919)	US$	8.32
Balance at December 31, 2016	2,158,679	US$	8.54
Vested and expected to vest at December 31, 2016	2,158,679	US$	8.54

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

Share incentive plans after the Restructuring

On August 26, 2016, the Company adopted a 2016 share incentive plan (the “2016 Plan”), pursuant to which, the selected employees of the Company is provided with opportunities to (i) acquire Ordinary Shares of the Company pursuant to Options granted hereunder, (ii) receive Restricted Share Unit awards, and (iii) make direct purchases of Restricted Shares. The maximum number of Ordinary Shares that may be subject to the awards granted under 2016 Plan is 10,136,000. As of December 31, 2016, no stock option or restricted shares is granted under the 2016 Plan.

As of December 31, 2016, there was a total of RMB 105 million unrecognized compensation cost related to unvested restricted share units to be recognized over a weighted-average remaining vesting period of 1.85 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

(11) ORDINARY SHARES AND CONVERTIBLE PREFERRED SHARES

In connection with the Restructuring as discussed in Note 1 to the consolidated financial statements, all of eLong’s then outstanding ordinary shares were cancelled and all of its then existing ordinary shares were exchanged for the ordinary shares or preferred shares of the Company in the following manner:

•                  All the then outstanding ordinary shares of eLong were exchanged to the same number of ordinary shares of the Company;

•                  All the then outstanding high-vote ordinary shares of eLong were exchanged to the same number of convertible preferred shares of the Company; and

In connection with the Going Private transaction, all the ordinary shares of eLong that were purchased by the Buyers were redesignated and exchanged to the same number of Preferred Shares of the Company.

After the completion of Restructuring, the equity shareholdings of the Company, as if-converted basis, by its then existing shareholders have not changed. The Company has engaged an independent appraisal to perform the valuation of the enterprise value of the Company and eLong, and concluded that on the date of the Restructuring, the fair value of the ordinary shares of eLong approximated to that of the ordinary shares of the Company and the fair value of the high-vote ordinary shares of eLong approximated to that of the convertible preferred shares of the Company. The Company therefore concluded that the restructuring did not involve the transfer value or wealth among its then existing shareholders. The Preferred Shares were recognized based on fair value, and the difference between the fair value of the Preferred Shares and the carrying value of the ordinary shares relinquished was recorded against the additional paid in capital of RMB 2,583 million, with the residual balance further deducting accumulated deficits of RMB 942 million.

The Company also assessed the redesignation of shares purchased by the Buyers and concluded that the benefit received by the Buyers resulted from the redesignation was not associated with any service or performance that the Buyers rendered to the Company, therefore the redesignation was accounted for as equity transactions among the shareholders. The difference between the carrying value of the ordinary shares of eLong that the Buyers purchased and the fair value of the Preferred Shares of the Company to which they were redesignated with amount of RMB 1,662 million was also recorded as further deduction of accumulated deficits.

In July 2016, the Company issued 11,111,111 Preferred Shares to one of its shareholders with the total fair value of the Preferred Shares of RMB 1,208 million. Please refer to Note 6 to the consolidated financial statement for details.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

The key terms of the convertible preferred shares (the “Preferred Shares”) of the Company are as follows:

Voting

Each ordinary share has one vote. Each preferred share carries a number of votes equal to the number of ordinary shares into which such preferred share could be converted into. The holders of ordinary shares and preferred shares shall vote together as a single class.

Dividends

The holders of Preferred Shares shall rank senior to the holders of Ordinary Shares in respect of any dividends declared by the Company and shall be entitled to participate in dividends on the Ordinary Shares on an as-converted basis.

Liquidation

Upon any liquidation or winding up of a Company, whether voluntary or involuntary or any Deemed Liquidation Event, to the extent lawfully possible, before any distribution or payment shall be made to the holders of any Ordinary Shares, the holders of Preferred Shares shall be entitled to receive an amount with respect to each Preferred Share equal to the greater of:

(a)             the Liquidation Preference (“Liquidation Preference” means the higher of (i) $13.50 or (ii) $9.00 plus an 8% compounding annual rate commencing on the date of issuance; and

(b)             the amount distributable to such holder of Preferred Shares if the funds and assets of the Group available for distribution to the Prefer Shareholders are distributed pro rata amongst all the shareholders of the Company on an as-converted basis.

Conversion

Each Preferred Share shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable Ordinary Shares as is determined by dividing the Liquidation Preference by the applicable Conversion Price in effect at the time of conversion. The “Conversion Price” shall initially be equal to the Original Issue Price and such Conversion Price shall be subject to adjustment.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

Redemption Rights

If (i) a Qualified IPO has not been completed before the fifth (5th) anniversary of the May 31, 2016, or (ii) the Company or any other Group Company is in material breach of the Shareholders’ Agreement, each of the preferred shareholders shall have the right but not the obligation, to require the Company to redeem and purchase all (but not part) of the Preferred Shares held by such preferred shareholder (the “Redemption Right”) at a price (the “Redemption Price”) equal to the Liquidation Preference per Preferred Share to be paid in cash, subject to applicable bankruptcy, insolvency, corporate “solvency” requirements or similar laws. The Redemption Right may be exercised at each preferred shareholder’s discretion but may only be exercised once.

Due to its redemption feature as described above, the Company classified the Preferred Shares in the mezzanine equity of the consolidated financial statements in accordance with ASC 480-10-S99. The Company elects to recognize the Preferred Shares at the fair value. As of the date of issuance and December 31, 2016, the fair value of the outstanding Preferred Shares was RMB 6,399 million (US$ 969 million). As of December 31, 2016, the redemption value of the outstanding Preferred Shares was RMB 3,871 million (US$ 570 million).

(12) NON-CONTROLLING INTERESTS

Non-controlling interests include the common shares in the consolidated VIE’s subsidiaries. The balance is summarized as follows:

	December 31,
	2016	2015 (Not covered by audit report)
Balance at the beginning of the year	27,510,027	76,649,577
The subsidiary acquired in 2013	(4,908,624)	(6,620,337)
The subsidiary acquired in 2014	(16,522,506)	(40,387,073)
Others	—	(2,132,140)
Carrying value at the end of the year	6,078,897	27,510,027

(13) RISKS AND CONCENTRATION

Credit and concentration risks

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, and accounts receivable represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2016 and 2015, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in banks located in the PRC, Hong Kong Special Administrative Region, the Macau Special Administrative Region and the United States. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management’s expectations.

The Group has a diversified base of customers. No individual customer contributed more than 10% of total revenues for the years ended December 31, 2016 and 2015 respectively. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2016 and 2015 respectively.

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

The Group has significant reliance on the Travelsky GDS system for its air-ticketing business, the Baidu search engine for online search engine marketing for its accommodation reservation business, large airlines and hotel chains to supply the Group with air tickets and hotel inventory for redistribution to the Group’s customers, telecommunications, internet infrastructure and utility service providers, which if disruptive, could have significant impact to the Group’s businesses. The Group does not have concentrations of available sources of labor, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

Foreign exchange risk

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in political and economic conditions in the PRC and the United States. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC or commercial banks in Hong Kong Special Administrative Region. Currently, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In the future, the PRC government may adopt a more flexible currency policy, which could result in increased exchange rate volatility and a significant appreciation or depreciation of the RMB against the U.S. dollar.

Substantially all of the Group’s revenue-generating operations are transacted in Renminbi. If the Renminbi appreciates or depreciates, the Group will record foreign exchange losses or gains on United States dollar-denominated assets and liabilities.

(14) RELATED PARTY TRANSACTIONS

The principal related party transactions for the years ended December 31, 2016 are summarized below:

		For the year ended December 31,
	Note	2016	2015 (Not covered by audit report)
Commission, advertising other revenues received from related parties
Ctrip and its affiliates	(i)	85,780,819	9,532,316
Expedia and its affiliates	(vi)	—	56,541,768
Plateno and its affiliated hotels	(ii)	—	5,770,880
Total		85,780,819	71,844,964

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

		For the year ended December 31,
	Note	2016	2015 (Not covered by audit report)
Commission, advertising and other expenses paid to related parties
Ctrip and its affiliates	(i)	261,139,916	7,377,809
Tencent and its affiliates	(iii)	32,825,671	5,701,053
Jiuyou	(v)	—	2,414,967
Others		50,425	322,104
Total		294,016,012	15,815,933

		For the year ended December 31,
	Note	2016	2015 (Not covered by audit report)
Issuance of preferred share
One of the shareholders of the Company	(iv)	1,208,154,122	—

The balances between the Group and its related parties as of December 31, 2016 are summarized below:

Amounts due from related parties:

		December 31,
	Note	2016	2015 (Not covered by audit report)
Ctrip and its affiliates	(i)	506,461,015	187,547,242
Tencent and its affiliates	(iii)	28,351,388	28,460,064
Plateno and its affiliated hotels	(ii)	—	322,873
Others		4,947	4,000
Amounts due from related parties		534,817,350	216,334,179

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

Amounts due to related parties:

		December 31,
	Note	2016	2015 (Not covered by audit report)
Ctrip and its affiliates	(i)	132,381,883	34,515,489
Plateno and its affiliated hotels	(ii)	—	653,959
Others		818,753	1,338,670
Amounts due to related parties		133,200,636	36,508,118

(i) From May 2015, the Group distributes travel products provided by Ctrip.com International, Ltd. (“Ctrip”)’s affiliates and receives commissions. In the meantime, Ctrip’s affiliates also distribute travel products provided by the Group and receives the commissions. Ctrip is the parent Company of C-Travel.

(ii) Before August 2015, when Plateno became a shareholder of the Company, the Group entered into a series of distribution agreements with hotels affiliated with Plateno. Pursuant to these agreements, the Group provides accommodation reservation services to the hotels affiliated with Plateno and receives commissions from them for accommodation reservations booked through the Group.

(iii) The Group has a series of business arrangements with Tencent Holdings Limited (“Tencent”), the ultimate holding company of TCH, and its affiliates, including the distribution of the Group’s hotel inventory on Tencent’s e-commerce platform, advertising on Tencent’s search engine and other online properties, payment processing on Tencent’s payment process platform and marketing cooperation.

(iv) The Company issued 11,111,111 convertible preferred shares to one of the Company’s shareholders. Please refer to Note 6 to the consolidated financial statement for details.

(v) Beijing Jiuyou Technology Co., Ltd. (“Jiuyou”) was an equity method investee before May 2015. In February 2015, the Group transferred the Group’s entire equity interest in Jiuyou to Jiuyou’s individual shareholders. Thereafter, Jiuyou ceased to be a related party of the Group.

(vi) The Group cooperated with Expedia and its affiliates, which used to be the parent Company of the Group until 2015 as distributor of Expedia and its affiliates in the accommodation reservation business, transportation ticketing business and advertising services and received revenue sharing and service fees.

(15) FAIR VALUE MEASUREMENTS

The fair value of cash equivalents, restricted cash, and short-term investments is based on observable inputs in non-active markets, and are therefore classified as Level 2 in the ASC 820-10 three-tier hierarchy. The fair value of employee interest-free loan is based on inputs that are readily available from public markets, and are therefore classified as Level 2 in the hierarchy. The carrying value of cash equivalents, restricted cash, short-term investments and employee interest-free loan approximates fair value.

Assets and liabilities measured or disclosed at fair value as of December 31, 2016 and 2015 are summarized as below:

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

		Fair value measurement or disclosure as of December 31, 2015 (Not covered by audit report)
	Total fair value as of December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Fair value disclosures				—
Cash equivalents (time deposits)	443,438,723		443,438,723	—
Cash equivalents (money market funds in the PRC)	857,201		857,201	—
Restricted cash (time deposits)	146,479,837		146,479,837	—
Short-term investments (time deposits)	244,507,124		244,507,124	—
Other current assets (interest free employee loan)	3,051,018		3,051,018	—
Other non-current assets (interest free employee loan)	5,728,265		5,728,265	—

		Fair value measurement or disclosure as of December 31, 2016
	Total fair value as of December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Fair value disclosures				—
Cash equivalents (time deposits)	119,032,255		119,032,255	—
Cash equivalents (money market funds in the PRC)	139,963	—	139,963	—
Restricted cash (time deposits)	153,606,001	—	153,606,001	—
Short-term investments (time deposits)	20,000,000	—	20,000,000	—
Other current assets (interest free employee loan)	3,195,508	—	3,195,508	—
Other non-current assets (interest free employee loan)	6,279,080	—	6,279,080	—

China E-Dragon Holdings Limited

Notes to the Consolidated Financial Statements

For the year ended December 31, 2016

(Amounts in Renminbi (“RMB”) except for number of shares)

(16) SUBSEQUENT EVENTS

In conjunction with the preparation of these financial statements, an evaluation of subsequent events was performed through June 30, 2017, which is the date of the financial statements were issued.

ITEM 19.                             EXHIBITS

Exhibit Number	Document
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.4*	Consent of independent auditor of China E-dragon Holdings Limited

*                 Filed with this amendment to annual report on Form 20-F.

**          Furnished with this amendment to annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
	Name:	Jane Jie Sun
	Title:	Chief Executive Officer and Director

Date: June 30, 2017