Form 20-F
period 2017-12-31
CTRIP COM INTERNATIONAL LTD
filed 2018-04-23
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 67,600,654 ordinary shares, par value $0.01 per share, as of December 31, 2017.

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

☐ Yes   ☐ No

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

·                        “ADSs” refers to our American depositary shares, each of which represents 0.125 ordinary share;

·                        “China” or “PRC” refers to the People’s Republic of China and, solely for the purpose of this annual report, excludes Taiwan, Hong Kong, and Macau, and “Greater China” refers to the People’s Republic of China, Taiwan, Hong Kong, and Macau;

·                        “Qunar” refers to Qunar Cayman Islands Limited, a Cayman Islands company, and unless the context requires otherwise, includes its predecessor entities and consolidated subsidiaries and variable interest entities;

·                        “RMB” or “Renminbi” refers to the legal currency of China; “U.S. dollars,” “dollars,” “US$,” or “$” refers to the legal currency of the United States; “£” refers to the legal currency of the United Kingdom; “€” refers to the legal currency of Eurozone;

·                        “shares” or “ordinary shares” refers to our ordinary shares, par value of US$0.01 per share; and

·                        “we,” “us,” “our company,” or “Ctrip” refers to Ctrip.com International, Ltd., its predecessor entities and subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated Chinese entities, unless otherwise indicated herein. We consolidate the financial results of Qunar starting from December 31, 2015. In calculating the number of hotels with which we have room supply relationships, downloads of and transactions through our mobile channel, outbound travel business, and other operational data, where applicable, as well as in describing our marketing, branding, and intellectual properties, we have not taken into account the comparable operating data or other information of Qunar.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2015, 2016, and 2017.

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

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.                                     Selected Financial Data

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2015, 2016, and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014, and 2015 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2013 RMB	2014 RMB	2015 RMB	2016(1) RMB	2017 RMB	2017 US$(2)
	(in thousands, except for per ordinary share data)
Consolidated Statement of Operation Data
Net revenues	5,386,746	7,346,918	10,897,568	19,228,440	26,779,631	4,115,955
Cost of revenues	(1,386,767)	(2,100,606)	(3,043,440)	(4,729,750)	(4,678,209)	(719,028)
Gross profit	3,999,979	5,246,312	7,854,128	14,498,690	22,101,422	3,396,927
Operating expenses
Product development(3)	(1,245,719)	(2,321,349)	(3,296,693)	(7,687,422)	(8,259,233)	(1,269,421)
Sales and marketing(3)	(1,269,413)	(2,214,210)	(3,087,990)	(5,860,927)	(8,294,186)	(1,274,793)
General and administrative(3)	(646,405)	(861,551)	(1,088,402)	(2,518,819)	(2,621,832)	(402,968)
Total operating expenses	(3,161,537)	(5,397,110)	(7,473,085)	(16,067,168)	(19,175,251)	(2,947,182)
Income / (loss) from operations	838,442	(150,798)	381,043	(1,568,478)	2,926,171	449,745
Net interest income / (expense) and other income / (expense)(4)	305,554	186,050	2,624,321	(191,627)	580,324	89,195
Income / (loss) before income tax expense, equity in income of affiliates and non-controlling interests	1,143,996	35,252	3,005,364	(1,760,105)	3,506,495	538,940
Income tax expense	(293,740)	(130,821)	(470,188)	(478,009)	(1,280,523)	(196,813)
Equity in income / (loss) of affiliates	56,147	187,191	(135,781)	601,883	(65,116)	(10,008)
Net income / (loss)	906,403	91,622	2,399,395	(1,636,231)	2,160,856	332,119
Less: Net loss / (income) attributable to non-controlling interests	91,917	151,117	108,261	205,528	(18,844)	(2,896)
Net income / (loss) attributable to Ctrip’s shareholders	998,320	242,739	2,507,656	(1,430,703)	2,142,012	329,223
Earnings Per Ordinary Share Data:
Net income / (loss) attributable to Ctrip’s shareholders	998,320	242,739	2,507,656	(1,430,703)	2,142,012	329,223
Earnings / (loss) per ordinary share(5), basic	30.34	7.08	66.34	(24.18)	32.31	4.97
Earnings / (loss) per ordinary share(5), diluted	26.63	6.35	56.85	(24.18)	30.57	4.70
Weighted average ordinary shares outstanding, basic	32,905,601	34,289,170	37,797,698	59,166,582	66,300,808	66,300,808
Weighted average ordinary shares outstanding, diluted	38,069,841	38,207,858	47,375,248	59,166,582	71,775,893	71,775,893

	As of December 31,
	2013 RMB	2014 RMB	2015(1) RMB	2016 RMB	2017 RMB	2017 US$(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	7,138,345	5,300,888	19,215,675	18,434,681	18,242,992	2,803,896
Restricted cash	739,544	836,395	2,286,883	1,744,490	1,748,796	268,785
Short-term investments	3,635,091	6,438,855	8,235,786	14,112,862	28,129,938	4,323,492
Accounts receivable, net	1,518,230	1,826,766	3,150,768	4,624,818	4,559,053	700,714
Prepayments and other current assets	1,237,531	2,480,276	7,711,756	6,994,591	6,546,041	1,006,109
Deferred tax assets, current	96,980	193,503	—(6)	—	—	—
Non-current assets	6,324,938	14,132,842	78,241,724	98,502,460	102,821,657	15,803,399
Total assets	20,690,659	31,209,525	118,842,592	144,413,902	162,048,477	24,906,395
Current liabilities	6,368,008	12,714,703	33,666,095	30,295,025	42,159,932	6,479,863
Deferred tax liabilities, non-current	63,197	132,507	3,045,259	3,607,883	3,847,440	591,341
Long-term Debt(7)	5,529,368	7,984,588	18,354,608	34,650,674	29,220,255	4,491,071
Other long-term Liabilities	—	—	91,702	339,567	347,820	53,459
Share capital	3,033	3,085	4,121	4,960	5,173	795
Total Ctrip’s shareholders’ equity	8,530,396	9,529,179	44,550,730	71,536,835	84,693,814	13,017,201
Noncontrolling interests	199,690	848,548	19,134,198	3,983,918	1,779,216	273,460
Total shareholders’ equity	8,730,086	10,377,727	63,684,928	75,520,753	86,473,030	13,290,661

(1)         Our consolidated balance sheet data has reflected the effect of consolidation of Qunar’s financial statements starting from December 31, 2015. Our consolidated statement of operation data has reflected the effect of consolidation of Qunar’s financial statements starting from January 1, 2016.

(2)         Translation from Renminbi amounts into U.S. dollar amounts was made at a rate of RMB6.5063 to US$1.00. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rate Information.”

(3)         Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2017 US$(2)
	(in thousands)
Product development	138,668	184,665	291,643	2,079,515	1,012,747	155,656
Sales and marketing	49,105	54,392	65,574	392,642	185,786	28,555
General and administrative	250,157	257,587	285,379	1,087,563	635,280	97,641

(4)         In 2015, a gain of RMB2.3 billion was recognized in the other income for the deconsolidation of Tujia, which was once a subsidiary of our company.

(5)         Each ADS represents 0.125 ordinary share.

(6)         In 2015, we determined and elected to early adopt ASU 2015-17 to our consolidated financial statements starting December 31, 2015, prospectively to present the deferred tax assets and liabilities as non-current items.

(7)         In April 2015, the FASB issued new guidance which changes the presentation of debt issuance cost. Under the new guidance, debt issuance cost is presented as a reduction of the carrying amount of the related liability, rather than as an asset. This guidance has been adopted and applied retrospectively by us to the prior periods presented herein.

Exchange Rate Information

We have published our consolidated financial statements in Renminbi. Our business is primarily conducted in China in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2017 at a rate of RMB6.5063 to US$1.00, which was the certified exchange rate in effect as of December 29, 2017. The certified exchange rate on April 13, 2018 was RMB6.2725 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

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

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per US$)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 13, 2018)	6.2725	6.2889	6.3045	6.2655

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

Our business has grown significantly as a result of both organic growth of existing operations and acquisitions, and we expect to continue to experience such growth in the future. We have significantly expanded our operations and anticipate further expansion of our operations and workforce, as a result of the continued growth of our service offerings, customer base and geographic coverage. For example, we have invested in, and plan to continue to invest in, organic growth by rolling out new business initiatives focusing in a diverse range of areas including cruise lines, car services, bus tickets and train tickets. Consequentially, in 2017, we invested US$1.3 billion in product development. If such new business initiatives fail to perform as expected, our financial condition and results of operations could be adversely affected. Our growth to date has placed, and our anticipated future operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Strategic acquisition of complementary businesses and assets, and the subsequent integration of newly acquired business into our own, create significant challenges that may have a material adverse effect on our business, reputation, results of operations and financial condition.

We have made and intend to continue to make strategic acquisitions in the travel industry in Greater China and overseas. For example, in October 2015, we completed a share exchange transaction with Baidu Inc., or Baidu, whereby we obtained approximately 45% of the aggregate voting interest of Qunar in exchange for our newly issued ordinary shares. Subsequently, we issued ordinary shares represented by ADSs to certain special purpose vehicles holding shares solely for the benefit of certain Qunar employees and, in return, we received Class B ordinary shares of Qunar from these employees. We directly injected these shares to a third-party investment entity dedicated to investing in business in China. From an accounting perspective, we consolidated the financial statements of these non-U.S. investment entities and started to consolidate Qunar’s financial statements from December 31, 2015. In October 2016, we participated as a member in the buying consortium in Qunar’s going-private transaction and rolled our then existing equity stake into the entity that wholly owns Qunar upon the completion of the transaction in February 2017.

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

As part of our plan to expand our product and service offerings, we have made and intend to make strategic acquisitions or investments in the travel service industries in Greater China and overseas, such as the following, in addition to our transactions relating to Qunar described elsewhere in this annual report:

·                  In May 2015, we acquired approximately 38% share capital of eLong, Inc. In May 2016, eLong, Inc. completed its going-private transaction and merger with E-dragon Holdings Limited, or eLong. In December 2017, eLong and Tongcheng Network Technology Co., Ltd., or LY.com, announced an agreement to merge and form Tongcheng-Elong Holdings Limited, which was consummated in March 2018. In exchange for our prior holdings in eLong, we received an equity method investment in the enlarged group.

·                  In January 2016, we invested US$180 million in MakeMyTrip Limited, or MakeMyTrip, India’s largest online travel company, via convertible notes, and subsequently appointed a director to MakeMyTrip’s board of directors. In October 2016, we converted all of the outstanding principal amount of convertible notes into ordinary shares of MakeMyTrip. In May 2017, we further invested approximately US$33 million in MakeMyTrip by subscribing for 916,666 of its ordinary shares. As of December 31, 2017, based on the market price, we re-measured the investment at a fair value of approximately RMB2.1 billion.

·                  In April 2016, we announced strategic collaboration with China Eastern Airlines Corporation Limited, or China Eastern Airlines, one of China’s three major air transportation groups, on a broad range of products and services. In June 2016, we invested approximately RMB3.0 billion in approximately 466 million A shares of China Eastern Airlines in a private placement.

·                  In December 2016, we consummated an acquisition transaction whereby shares held by nearly all the shareholders of Skyscanner Holdings Limited, or Skyscanner, a leading global travel search site headquartered in Edinburgh, the United Kingdom, were acquired by Ctrip.

·                  In December 2016, in connection with our share exchange transaction with BTG Hotels (Group) Co., Ltd., or BTG, a PRC joint stock company that is listed on the Shanghai Stock Exchange and principally engaged in the management of hotels and tourism destinations, and Homeinns Hotel Group, or Homeinns, we exchanged our previously held equity interest in Homeinns for 22% equity interest of BTG.

If the ADS or share prices of the public companies that we have invested in or may invest in the future which are classified as available-for-sale investments decline and become lower than our share purchase prices, as have happened historically, we could incur impairment loss under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods. In addition, if any of our investees in which our investments are classified as equity method investments incur net losses in the future, we will share their net losses proportionate to our equity interest in them.

Our strategic investments could also subject us to other uncertainties and risks, and our failure to address any of these uncertainties and risks, among others, may have a material adverse effect on our financial condition and results of operations:

·                  diversion of our resources and management attention;

·                  high acquisition and financing costs;

·                  failure to achieve our intended objectives or benefits in making these investments or revenue-enhancing opportunities;

·                  potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant investments approved by the board; and

·                  failure to be in full compliance with applicable laws, rules and regulations.

In particular, our strategy of acquiring or investing in a competing business could be adversely affected by uncertainties in the implementation and enforcement of the PRC Anti-Monopoly Law. Under the PRC Anti-Monopoly Law, companies undertaking acquisitions or investments in a business in China must notify the PRC Ministry of Commerce, or MOFCOM, in advance of any transaction where the parties’ revenues in the China market and global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. There are numerous factors MOFCOM considers in determining “control” or “decisive influence,” and, depending on certain criteria, MOFCOM will conduct anti-monopoly review of transactions in respect of which it was notified. In light of the uncertainties relating to the interpretation, implementation and enforcement of the PRC Anti-Monopoly Law, we cannot assure you that MOFCOM will not deem our past and future acquisitions or investments, including the ones referenced herein or elsewhere in this annual report, to have met the filing criteria under the PRC Anti-Monopoly Law and therefore demand a filing for merger review. However, there have been limited cases of MOFCOM anti-monopoly review of filings involving companies with a “variable interest entity” structure, or VIE structure, similar to ours. If we are found to have violated the PRC Anti-Monopoly Law for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. Such unwinding could affect our business and financial results, and harm our reputation. Further, if any of our business cooperation arrangements with Qunar are determined to have violated the PRC Anti-Monopoly Law, we could be subject to sanctions including an order to cease the relevant activities, confiscation of illegal gains and fines of 1% to 10% of our sales revenue from the previous year.

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

If Qunar fails to effectively implement and execute its strategies to maintain competitiveness and grow its business, or incur net loss in the future, our business, results of operations and financial condition may be materially and adversely affected.

As a result of the transactions described elsewhere in this annual report involving Qunar securities during 2015, we began to consolidate Qunar’s financial results from December 31, 2015 from an accounting perspective under U.S. GAAP. Historically, Qunar enjoyed one of the market leading positions in China’s travel industry with its unique business model as a search-based travel commerce platform, while it is currently transitioning into a mobile and online commerce travel platform that focuses on providing users with one-stop solutions. Certain risks and uncertainties associated with the business operations of Qunar are distinct from those we have faced historically:

·                  Failure to transition into a one-stop mobile and online commerce travel platform from a search-based platform. As part of the transitioning effort, Qunar’s product development and product headcount has increased significantly in recent years as a result of its focus on development of its mobile platform and hotel direct business;

·                  Failure to increase penetration into hotel business in lower-tier cities, and maintain and increase popularity among young users in China by offering attractive features and services to meet user requirements of those markets;

·                  Failure to maintain relationships with air ticket suppliers, such as major airlines and China’s sole global distribution systems, from which Qunar retrieves ticket availability information in order to generate comprehensive and accurate flight information on its platform;

·                  Failure to maintain and strengthen relationships with online travel agents that are Qunar’s existing customers, and establish new customer relationships with other online travel agents and travel service providers to ensure that it has access to a steady supply of travel product information on favorable commercial terms;

·                  Failure to adequately monitor and secure service quality of travel service providers on its platform, and address user dissatisfaction with travel service providers;

·      Consolidation of the results of operations of Qunar. Qunar historically incurred net loss and our consolidation of Qunar’s financial statements had negatively impacted our financial statements previously:

·                  Consolidation of the fragmented travel market in China, which may result in travel service providers becoming fewer but larger, comprehensive travel information more readily available to users, and a potential loss to the value of Qunar’s business as a travel service platform; and

·                  Inability to maintain or increase awareness and preference of its brand “Qunar” as a result of failure to provide a compelling user experience of online travel searches, maintaining the quality of its services, and preserving Qunar’s reputation and goodwill in the event of negative media publicity toward its services, internet security or other issues affecting Qunar or online travel businesses in China.

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

In the long-term interest of our company, we make investments, in the form of limited partnership contributions, assets injection or other financing arrangements, into or with certain entities that are dedicated to investing businesses in China. We agreed to make certain investments, in the form of limited partnership contribution or other financing arrangements, in several non-U.S. investment entities, amounting to an aggregate fair value of approximately US$2.9 billion and US$0.4 billion in 2016 and 2017. These entities are managed or owned by parties unaffiliated with each other and unaffiliated with us and are dedicated to investing in businesses in China. These investment entities have spent the proceeds of our investments to acquire the equity interest in Qunar that were not held by us through privately negotiated transactions. Under U.S. GAAP, we consolidate the financial statements of these investment entities from an accounting perspective. These investments, capital contributions and financing arrangements together with the share exchange with Baidu and issuance of shares for the benefit of Qunar employees historically caused significant dilution to our existing shareholders and impacted our working capital. Transactions involving issuance of a substantial number of our ordinary shares such as the transactions contemplated hereunder may result in substantial dilution to our shareholders. In addition, future sale of our shares by these non-U.S. investment entities and/or our other significant shareholders such as Baidu may cause our share price to decline. Furthermore, if we obtain debt financings, we may be subject to restrictive covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. See “Item 4.B. Information on the Company—Business Overview—Strategic Investments and Acquisitions.”

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

Our business is significantly affected by the trends that occur in the travel industry in China, including the hotel, transportation ticketing and packaged-tour sectors. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The recent worldwide recession has led to a weakening in the demand for travel services. Other trends or events that tend to reduce travel and are likely to reduce our revenues include:

·                  terrorist attacks or threats of terrorist attacks or wars, particularly given the terrorist attacks in Paris and the worsening situation in Syria;

·                  an outbreak of H1N1 influenza, Ebola virus, avian flu, Middle East respiratory syndrome, or MERS, severe acute respiratory syndrome, or SARS, or any other serious contagious diseases;

·                  increasing prices in the hotel, transportation ticketing, or other travel-related sectors;

·                  increasing occurrence of travel-related accidents;

·                  political unrest;

·                  natural disasters or poor weather conditions; and

·                  any travel restrictions or other security procedures implemented in connection with any major events in China.

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

In connection with our strategic acquisitions over the recent years, we recorded a significant amount of goodwill and indefinite lived intangible assets booked in our financial statements. As of December 31, 2017, our goodwill was RMB56.2 billion (US$8.6 billion) and our indefinite lived intangible assets were RMB11.8 billion (US$1.8 billion). In 2015, our acquisition of Qunar securities resulted in a RMB43.0 billion increase in our goodwill. ASC 350 “Intangibles—Goodwill and Other” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For 2015, 2016, and 2017, we did not recognize any impairment charges for goodwill or intangible assets. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge. We may potentially incur significant impairment charges if the recoverability of these assets become substantially reduced in the future. Any such impairment charges would adversely affect our results of operations and financial condition.

The trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. In 2017, the trading prices of our ADSs on the Nasdaq Global Select Market have ranged from US$40.40 to US$60.65 per ADS, and the last reported trading price on April 20, 2018 was US$42.65 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:

·                  actual or anticipated fluctuations in our quarterly operating results;

·                  changes in financial estimates by securities analysts;

·                  conditions in the Internet or travel industries;

·                  changes in the economic performance or market valuations of other Internet or travel companies or other companies that primarily operate in China;

·                  changes in major business terms between our travel suppliers and us;

·                  announcements by us or our competitors of new products or services, significant acquisitions, strategic partnerships, joint ventures, or capital commitments;

·                  negative publicity in connection with our business operation;

·                  additions or departures of key personnel; and

·                  market and volume fluctuations in the stock market in general.

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based U.S.-listed companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in the trading prices of their securities. The trading performance of the securities of these China-based U.S.-listed companies after their offerings and the surge in the number of China-based U.S.-listed companies that commenced going-private proceedings in recent years may affect the attitudes of investors toward China-based U.S.-listed companies, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. Furthermore, some negative news and perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure including the use of VIE structures or other matters of other China-based U.S.-listed companies have negatively affected the attitudes of investors towards China-based U.S.-listed companies, including us, in general in the past, regardless of whether we have engaged in any inappropriate activities, and any news or perceptions with a similar nature may continue to negatively affect us in the future. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in recent years. These broad market and industry fluctuations may continue to adversely affect the trading price of the ADSs, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our ADS price may adversely affect our ability to retain key employees, all of whom have been granted share-based awards.

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

We derive revenues and other significant benefits from our arrangements with major domestic airlines in China and international airlines. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, they also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. Starting in early 2016, some PRC airlines, including four of the largest airlines in China, announced suspension of their respective business cooperation with Qunar without indicating the length of such suspension and cited serious customer complaints in their respective announcements. Although most of these airlines have resumed cooperation with Qunar, if any airlines choose to take similar actions against us and additional airlines follow suit, our business, market share and results of operations may be materially and adversely affected. We cannot assure you that any of these airlines will continue to have supplier relationships with us or pay us commissions at the same or similar rates as what they paid us in the past. Further, on July 1, 2016, the four largest airlines in China announced that third-party ticketing agents are prohibited from selling tickets for domestic flights on third-party platforms, such as ours. Additionally, on July 1, 2016, most major domestic airlines also replaced their commissions and rebate incentives completely with a reduced, fixed “admin fee” per ticket. The loss of supplier relationships or further adverse changes in major business terms with our travel suppliers would materially impair our operating results and financial condition as we would lose an increasingly significant source of our revenues.

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

Any failure to maintain satisfactory performance of our mobile platform, websites, and systems, particularly those leading to disruptions in our services, could materially and adversely affect our business and reputation, and our business may be harmed if our infrastructure or technology is damaged or otherwise fails or becomes obsolete.

The satisfactory performance, reliability and availability of our infrastructure, including our mobile platform, websites, and systems, are critical to the success of our business. Any system interruptions that result in the unavailability or slowdown of our mobile platform, websites or other systems and the disruption in our services could reduce the volume of our business and make us less attractive to customers. Substantially all of our computer and communications systems are located at two customer service centers, one in Shanghai, China and the other one in Nantong, China. Our technology platform and computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, hacking or other attempts at system sabotage, vandalism, natural disasters, and other similar events. For example, in May 2015, we experienced a network shut-down for a few hours, leading to temporary disruptions in the operations of our mobile platform and websites and interrupted customer services; later internal investigations revealed the cause to be employee human error. No data leakage occurred as part of the May 2015 incident, and we have since implemented extensive measures to ensure prompt responses to similar future incidents of network shutdown/service disruption and to continue to update our security mechanisms to protect our systems from any human error, third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities; however, we cannot assure you that unexpected interruptions to our systems will not occur again in the future. We do not carry business interruption insurance to compensate us for losses that may occur as a result of such disruptions. In addition, any such future occurrences could reduce customer satisfaction levels, damage our reputation and materially and adversely affect our business.

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

In addition, our future success will depend on our ability to adapt our products and services to the changes in technologies and Internet user behavior. For example, the number of people accessing the Internet through mobile devices, including smart devices, mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 4G and more advanced mobile communications technologies are broadly implemented. As we make our services available across a variety of mobile operating systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android, iOS and Windows. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as China, it will result in an increase in our costs and expenses. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. If we fail to develop products and technologies that are compatible with all mobile devices and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and operating systems, we may not be able to penetrate the mobile Internet market. In addition, the widespread adoption of new Internet technologies or other technological changes could require significant expenditures to modify or integrate our products or services. If we fail to keep up with these changes to remain competitive, our future success may be adversely affected.

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

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers. Each of our executive officers has entered into an employment agreement with us that contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you of the extent to which any of these agreements would be enforced in China, where most of these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

If our business continues to expand, we will need to hire additional employees, including travel supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our mobile platform, websites, customer service centers, and systems, and customer service representatives to serve an increasing number of customers. If we are unable to identify, attract, hire, train, and retain sufficient employees in these areas, users of our mobile platform, websites, and customer service centers may not have satisfactory experiences and may turn to our competitors, which may adversely affect our business and results of operations.

The PRC government regulates the air-ticketing, travel agency, and Internet industries. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected.

The PRC government regulates the air-ticketing, travel agency, and Internet industries. We are required to obtain applicable permits or approvals from different regulatory authorities to conduct our business, including separate licenses for value-added telecommunications, air-ticketing, travel agency and Internet-related activities. If we fail to obtain or maintain any of the required permits or approvals in the future, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

In particular, the Civil Aviation Administration of China, or CAAC, together with National Development and Reform Commission, or NDRC, regulates pricing of air tickets. CAAC also supervises commissions payable to air-ticketing agencies together with China Air Transport Association, or CATA. If restrictive policies are adopted by CAAC, NDRC, or CATA, or any of their regional branches, our air-ticketing revenues may be adversely affected.

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

In early 2003, several regions in Asia, including Hong Kong and China, were affected by the outbreak of SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Furthermore, in early 2008, severe snowstorms hit many areas of China and particularly affected southern China. The travel industry was severely and adversely affected during and after the snowstorms. Additionally, in May 2008, a major earthquake struck China’s populous Sichuan Province, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as a result of the sharp decrease in travel in the relevant earthquake-affected areas in Sichuan Province. In 2009, an outbreak of H1N1 influenza (swine flu) occurred in Mexico and the United States and human cases of the swine flu were discovered in China and Hong Kong. In March 2011, a powerful earthquake hit Japan, and the subsequent tsunami and nuclear accidents had far-reaching impact on the surrounding economies. Starting from March 2013, H7N9 bird flu, a new strain of animal influenza, has been spreading in China and has infected more than a hundred people. In October 2013, large scale political protests began in Thailand that lasted several months and caused disruption to tourism and travel. In November 2013, one of the largest typhoons ever recorded hit the Philippines, causing widespread devastation. In March 2014, the World Health Organization reported a major Ebola outbreak in Guinea, a western African nation. The disease then rapidly spread to the neighboring countries of Liberia and Sierra Leone. As of February 3, 2015, 22,560 suspected cases and 9,019 deaths had been reported; however, the World Health Organization has said that these numbers may be underestimated. In June 2015, an outbreak of Middle East respiratory syndrome, or MERS, affected South Korea, one of our popular overseas travel destinations.

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

Under the PRC Enterprise Income Tax Law and the relevant implementation rules, or the EIT Law, effective on January 1, 2008, foreign-invested enterprises, or FIEs, and domestic enterprises are subject to EIT at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises,” or HNTEs, or if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions, or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations.

In December 2008 and 2009, some of our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Qunar Software, and one of our consolidated affiliated Chinese entities, Qunar Beijing, were each designated by relevant local authorities as a HNTE under the EIT Law with an effective period of three years. Therefore, these entities were entitled to enjoy a preferential tax rate of 15%, as long as they maintained their qualifications for HNTEs that are subject to verification by competent authorities and renewals every three years. The qualifications of these entities as HNTEs have been renewed and would expire by the end of 2018 or 2020. We cannot assure you that our subsidiaries and the consolidated affiliated Chinese entity will continue to qualify as HNTEs when they are subject to reevaluation in the future. In 2002, the PRC State Administration of Taxation, or SAT, started to implement preferential tax policy in China’s western region, and companies located in applicable jurisdictions covered by the Western Regions Catalogue are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy and the revenue derived from such “encouraged” businesses accounts for more than 70% of the total revenue. Benefiting from this policy, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for their annual tax filing subject to periodic renewals over the years since 2012. After the initial effective period expired in 2014, the two entities were approved by the relevant government authority to renew this qualification, which will expire in 2020. In 2013, Chengdu Information Technology Co., Ltd., or Chengdu Information, obtained approval from local tax authorities to apply the 15% tax rate for its 2012 tax filing and for the years from 2013 to 2020. In the event that the preferential tax treatment for these entities is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.

We have sustained losses in the past and may experience earnings declines or net losses in the future.

We sustained net losses in certain past periods, and we cannot assure you that we can sustain profitability or avoid net losses in the future. We expect that our operating expenses will increase and the degree of increase in these expenses is largely based on anticipated growth, revenue trends and competitive pressure. As a result, any decrease or delay in generating additional sales volume and revenues and increase in our operating expenses may result in substantial operating losses. Moreover, consolidation of Qunar’s financial statements starting from December 31, 2015 had negatively impacted our financial statements previously, which may happen again in the future. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Company—Consolidation of the results of operations of Qunar with ours may negatively impact our financial performance and results of operations.”

We have incurred substantial indebtedness and may incur additional indebtedness in the future. We may not be able to generate sufficient cash to satisfy our outstanding and future debt obligations.

As of December 31, 2017, our total short-term bank borrowings and long-term bank borrowings (current portions) were RMB8.7 billion (US$1.3 billion), our total long-term borrowings (excluding current portions) were RMB8.8 billion (US$1.4 billion), and the aggregate principal amount of our outstanding convertible notes was RMB28.1 billion (US$4.3 billion). To the extent that we were to settle or redeem our convertible notes in cash, our debt obligations would become more substantial.

Our substantial indebtedness could have important consequences to you. For example, it could:

·                  increase our vulnerability to adverse general economic and industry conditions;

·                  require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes; and

·                  limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to conduct additional financing activities, or increase the cost of additional financing.

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

Our online portals contain information about hotels, transportation, popular vacation destinations, and other travel-related topics. It is possible that if any information accessible on our online portals contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to labor and employment claims, breach of contract claims, anti-competition claims, and other matters. Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flow. Regardless of the outcome and merit of such proceedings, however, any legal action can have an adverse impact on us because of defense costs, negative publicity, diversion of management’s attention, and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in China or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation.

We could be liable for breaches of Internet security or fraudulent transactions by users of our mobile platform and our websites.

Internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. See “Item 4.B. Information on the Company—Business Overview—PRC Government Regulations—Internet Privacy.” We conduct a significant portion of our transactions through the Internet, including our mobile platform and websites. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, credit card information, personal information, and billing addresses) over public networks and ensuring the confidentiality, integrity, availability, and authenticity of the information of our users, customers, hotel suppliers, and airline partners are essential to maintaining their confidence in our online products and services. Our current security measures may not be adequate and may contain deficiencies that we fail to identify, and advances in technology, increased levels of expertise of hackers, new discoveries in the field of cryptography or others could increase our vulnerability. For example, a third-party website with focus on Internet security information exchange released news in March 2014 that as a result of a temporary testing function performed by us, certain data files containing customers’ credit card information had been stored on local servers maintained by us, which may lead to potential exposure of these customers’ information to hackers. We removed the cause of the potential security concern within two hours of the release of the news report and then examined all other possible leaks and found that 93 customers’ credit card information might have been downloaded by the above-mentioned website for the purpose of confirming potential risks. Although to our knowledge, no customer has suffered financial loss or other damage from the incident as of the date of that report, our business, results of operations, user experience, and reputation may be materially and adversely affected if similar incidents related to Internet security recur in the future. In August 2011, the PRC Supreme People’s Court and the PRC Supreme People’s Procuratorate issued judicial interpretations regarding hacking and other Internet crimes. However, its effect on curbing hacking and other illegal online activities still remains to be seen.

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

Our failure to comply with privacy and data protection laws and regulations in various jurisdictions could subject us to sanctions, damages, and litigation, and could harm our reputation and business.

We collect and process certain personal data of our users, including email addresses, usage data, identification information, user passwords, and additional information. We also collect and process user billing information, such as credit card numbers, full names, billing addresses, and phone numbers of our users.

We are subject to the privacy and data protection laws and regulations in various jurisdictions, including China, European Union, and Korea. Privacy laws provide restrictions and guidance in connection with our storage, use, processing, disclosure, transfer, and protection of personal information. We strive to comply with all applicable laws, regulations, policies relating to privacy and data protection. We are also subject to privacy and data security-related obligations deriving from our privacy policy and terms of use with our users, and we may be liable to third parties in the event we are deemed wrongfully processed personal data.

European Union traditionally takes a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws. In particular, the European Union adopted a new General Data Protection Regulation in April 2016, which will become effective in May 2018. The General Data Protection Regulation will result in more stringent requirements for data processors and controllers, including more fulsome disclosures about the processing of personal information, data retention limits, and deletion requirements, mandatory notification in the case of a data breach, and elevated standards regarding valid consent in some specific cases of data processing. The General Data Protection Regulation also includes substantially higher penalties for failure to comply with the requirements. For example, in the event of violations, a fine up to €20 million or up to 4% of the annual worldwide turnover, whichever is greater, may be imposed. When General Data Protection Regulation and other future laws and regulations come into effect, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and incur additional costs.

Privacy concerns are becoming more widely acknowledged and may cause our users to resist providing the personal data necessary to allow them to use our platform effectively. We have implemented multiple measures and security protocols to maintain and improve our privacy protection capability. However, measures we have implemented may not alleviate all potential privacy concerns and threats. In addition, a failure by us or a third-party contractor providing services to us to comply with applicable privacy and data security laws, regulations, obligations, or our terms of use with our users, may result in sanctions, statutory or contractual damages or litigation. These violations or proceedings may, among other things, force us to spend money in defense or settlement, result in the imposition of monetary liability or restrict access to our services from certain territory, which could adversely affect our reputation and business.

Negative publicity with respect to us or the travel industry in general could impair our reputation, which in turn could materially and adversely affect our business, results of operations, and price of ADSs.

Negative publicity with respect to us or the travel industry in general could impair our reputation. Prospective customers may be prevented from engaging in transactions with us if there is any negative publicity in connection with the use of our services or products, the operation of our business, and other aspects about us. Furthermore, negative publicity about other market players or isolated incidents, whether or not factually correct, may result in negative perception of our industry as a whole and undermine the credibility we have established. Negative developments in the market may lead to tightened regulatory scrutiny and limit the scope of our permissible business activities. We could lose significant number of customers due to negative publicity with respect to us or the travel industry in general, which could materially and adversely affect our business, results of operations, and price of ADSs.

We may be the subject of detrimental conduct by third parties, including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, travel suppliers, and customers and revenues, and adversely affect the price of our ADSs.

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

We may face greater risk of doubtful accounts as our business increases in scale.

We provide credit terms to our merchant customers, and also extend credit to our users by making payments on behalf of them when they book travel products on our platform. Our accounts receivable and other receivable have increased as our business grows. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding receivables from our merchant customers and users. As a result, we may face a greater risk of non-payment of our receivables and, as our business grows in scale, we may need to make higher provisions for doubtful accounts. For the years 2015, 2016 and 2017, we recognized the provisions for accounts receivables of approximately RMB32 million, RMB32 million, and RMB98 million (US$15 million), respectively, while the provisions for other receivable were immaterial. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our receivables.

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

Changes in accounting standards may affect the results of our operations.

We are required to adopt new accounting standards under FASB from time to time. Certain new accounting standards may impose significant different accounting treatments on certain line items on our consolidated financial statements, which could result in unexpected changes to our results of operation.

For example, in May 2014, the FASB issued a new accounting standard on the recognition of revenue generated from contracts with customers that was designed to create greater comparability for financial statement users across industries and jurisdictions. The core principle of this new standard is that an “entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” We adopted this new standard, effective from January 1, 2018, and applied the full retrospective transition approach to all contracts, which means that the financial statements were retrospectively adjusted. Financial statements of 2018 will be reported under this new standard. We do not expect that the new standard will change the presentation of the majority of our revenues on a net basis. However, the timing of revenue recognition for certain revenue streams will change under this new standard. For example, revenue for accommodation reservation services, which is primarily recognized after end users having completed their stays under the current standard, will change to be recognized once the reservation made becomes non-cancellable.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This accounting standard retains the current accounting for classifying and measuring investments in debt securities and loans, but requires equity investments to be measured at a fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. This guidance also changes the accounting for investments without a readily determinable fair value and those do not qualify for the practical expedient to estimate a fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. This revised guidance is effective from the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We applied the new standard beginning on January 1, 2018 and recognize the changes in fair value for all equity investments measured at fair value through net income/(loss). For investments in equity securities that lack readily determinable fair values, we will elect to use the alternative measurement defined as cost, less impairments, adjusted by observable price changes. We anticipate that the adoption of ASU 2016-01 will increase the volatility of its other income/(expense), net, as a result of the remeasurement of its equity securities upon the occurrence of observable price changes and impairments.

For further details, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policy.” As a result of changes in accounting standards, our results of operations may be adversely affected.

Failure to maintain effective internal control over financial reporting could result in errors in our published financial statements, which in turn could have a material adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2017. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2017. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

According to the PRC Property Rights Law, effective as of October 1, 2007, and the Measures for the Registration of Equity Pledge with the PRC State Administration for Industry and Commerce (2016 Revision), effective as of April 29, 2016, the effectiveness of the pledges will be denied if the pledges are not registered with the PRC State Administration for Industry and Commerce, or SAIC. Our equity pledges have been duly registered with the relevant local branches of SAIC. Under the equity pledge agreements between our subsidiaries and the shareholders of our consolidated affiliated Chinese entities, the shareholders of our consolidated affiliated Chinese entities pledged their respective equity interests in these entities to our subsidiaries. The effectiveness of the pledges upon registration will be recognized by PRC courts if disputes arise on certain pledged equity interests and that our subsidiaries’ interests as pledgees will prevail over those of third parties.

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

Our business may be significantly affected by the Draft Foreign Investment Law, if implemented as proposed.

On January 19, 2015, MOFCOM published the draft Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principlesplans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises. The draft Foreign Investment Law proposed significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business. MOFCOM solicited comments on the draft Foreign Investment Law in 2015, but no new draft has been published since then. There is substantial uncertainty with respect to its final content, interpretation, adoption timeline and effective date. It is anticipated, however, that the draft Foreign Investment Law will reflect regulations on variable interest entities. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled.” “Chinese investors” are individuals who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.

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

As a result of our corporate structure and the contractual arrangements between us and our consolidated affiliated Chinese entities, we are effectively subject to the 6% PRC value-added tax, or VAT, on both revenues generated by our consolidated affiliated Chinese entities’ operations in China and revenues derived from our contractual arrangements with our consolidated affiliated Chinese entities. We might be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our consolidated affiliated Chinese entities were not made on an arm’s-length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our consolidated affiliated Chinese entities adjust their taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing our consolidated affiliated Chinese entities’ tax expenses without reducing our tax expenses, which could subject our consolidated affiliated Chinese entities to late payment fees and other penalties for underpayment of taxes, and/or result in the loss of the tax benefits available to our subsidiaries in China. The EIT Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. As a result, our contractual arrangements with our consolidated affiliated Chinese entities may result in adverse tax consequences to us.

Our subsidiaries and consolidated affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting and other fees paid to us by our consolidated affiliated Chinese entities. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries and consolidated affiliated Chinese entities in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the subsidiaries and consolidated affiliated Chinese entities’ registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and consolidated affiliated Chinese entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

Pursuant to the EIT Law, its implementing rules and a circular of Taxation on Several Preferential Policies on Enterprise Income Tax issued by the PRC Ministry of Finance, or MOF, and SAT, in February 2008, the dividends declared out of the profits earned after January 1, 2008 by an FIE to its immediate offshore holding company are subject to a 10% withholding tax unless such offshore holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement, and certain supplementary requirements and procedures stipulated by SAT for such tax treaty are met and observed. Our subsidiaries in China are considered FIEs and are directly or indirectly held by our subsidiaries in Hong Kong. According to the currently effective tax treaty between China and Hong Kong, dividends payable by an FIE in China to a company in Hong Kong that directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. In February 2009, SAT issued SAT Notice No. 81, pursuant to which an enterprise must be the “beneficial owner” of the relevant dividend income in order to enjoy the preferential withholding tax rates on dividend. If, however, such enterprise otherwise qualifies for such preferential withholding tax rates through any transaction or arrangement, whose main purpose is to qualify for such preferential withholding tax rates, the enterprise nevertheless cannot enjoy the preferential withholding tax rates and the competent tax authority has the power to adjust the applicable withholding tax rates if it so determines. In October 2009, SAT issued SAT Notice No. 601 to provide guidance on the criteria for determining whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to SAT Notice No. 601, the PRC tax authorities will review preferential tax treatment under the “substance over form” principle and grant such treatment on a case-by-case basis. SAT Notice No. 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. It remains unclear how the PRC tax authorities will implement SAT Notice No. 81 and SAT Notice No. 601 in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our PRC subsidiaries to our Hong Kong subsidiaries. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate will apply to such dividends.

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

Moreover, under the EIT Law, foreign ADS holders that are non-PRC resident enterprises may be subject to a 10% withholding tax upon dividends payable by a PRC entity that is considered as a PRC resident enterprise and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is considered as income derived from within China. Any such tax would reduce the returns on your investment in our ADSs.

If we exercise the option to acquire equity ownership in our consolidated affiliated Chinese entities, such ownership transfer require approval from or filings with PRC governmental authorities and subject to taxation, which may result in substantial costs to us.

Pursuant to the relevant contractual arrangements, both of our PRC subsidiaries, Ctrip Travel Information and Ctrip Travel Network (or their respective designees), have their respective exclusive rights to purchase all or any part of the equity interests in the applicable consolidated affiliated Chinese entities of ours from the respective shareholders of these consolidated affiliated Chinese entities for a price that is the higher of (i) the amount of capital contribution to such consolidated affiliated Chinese entities, or the consideration paid in exchange for the equity interests in such consolidated affiliated entities, or (ii) another minimum price as permitted by the then applicable PRC laws. Such equity transfers may be subject to approvals from, or filings with, relevant PRC authorities. In addition, the relevant equity transfer prices may be subject to review and adjustment for tax determination by the relevant tax authorities. Moreover, the shareholders of our consolidated affiliated Chinese entities, under the circumstances of such equity transfers, will be subject to PRC individual income tax on the difference between the equity transfer prices and the then current registered capital of the relevant consolidated affiliated Chinese entities. The shareholders of such consolidated affiliated Chinese entities will pay, after deducting such taxes, the remaining amount to Ctrip Travel Information or Ctrip Travel Network, as appropriate, under the applicable contractual arrangements. The amount to be received by Ctrip Travel Information and Ctrip Travel Network may also be subject to enterprise income tax. Any of the aforementioned tax amounts could be substantial. Similar risk is faced by Qunar Software.

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

On February 3, 2015, SAT issued Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-RPC Resident Enterprises, or SAT Notice No. 7, to supersede the existing tax rules in relation to the tax treatment of the Indirect Transfer, while the other provisions of SAT Circular 698 irrelevant to the Indirect Transfer remain in force. SAT Notice No. 7 introduces a new tax regime that is significantly different from that under a notice issued by SAT Circular 698. It extends SAT’s tax jurisdiction to capture not only the Indirect Transfer as set forth under SAT Circular 698 but also transactions involving indirect transfer of (i) real properties in China and (ii) assets of an “establishment or place” situated in China, by a non-PRC resident enterprise through a disposition of equity interests in an offshore holding company. SAT Notice No. 7 also extends the interpretation with respect to the disposition of equity interests in an offshore holding company broadly. In addition, SAT Notice No. 7 further clarifies how to assess reasonable commercial purposes and introduces safe harbors applicable to internal group restructurings. However, it also brings challenges to both offshore transferor and transferee as they are required to make self-assessment on whether an Indirect Transfer or similar transaction should be subject to PRC tax and whether they should file or withhold any tax payment accordingly. On October 17, 2017, the SAT issued a Notice Concerning Withholding Income Tax of Non-Resident Enterprise, or SAT Notice No. 37, which abolishes SAT Circular 698 and certain provision of SAT Notice 7. SAT Notice No. 37 further reduces the burden of withholding obligator, such as revocation of contract filing requirements and tax liquidation procedures, strengthens the cooperation of tax authorities in different places, and clarifies the calculation of tax payable and mechanism of foreign exchange.

There is uncertainty as to the application of SAT Notice No. 7 and SAT Notice No. 37. In the event that non-PRC resident investors were involved in our private equity financing transactions and such transactions were determined by the competent tax authorities as lack of reasonable commercial purposes, we and our non-PRC resident investors may become at risk of being taxed under and SAT Notice No. 7 and SAT Notice No. 37 and may be required to expend costly resources to comply with and SAT Notice No. 7 and SAT Notice No. 37, or to establish a case to be tax exempt under SAT Notice No. 7 and SAT Notice No. 37, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The PRC tax authorities have discretion under SAT Notice No. 7 and SAT Notice No. 37 to adjust the taxable capital gains based on the difference between the fair value of the transferred equity interests and the investment cost. We may pursue acquisitions in the future that may involve complex corporate structures. If we are deemed as a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities adjust the taxable income of the transactions under SAT Notice No. 7 and SAT Notice No. 37, our income tax expenses associated with such potential acquisitions will increase, which may have an adverse effect on our financial condition and results of operations.

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

Certain data and services collected, provided or used by us or provided to and used by us or our users are currently subject to regulations in certain jurisdictions, including China. The PRC Constitution states that PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such basic rights, and the PRC Contract Law prohibits contracting parties from disclosing or misusing the trade secrets of the other party. Further, companies or their employees who illegally trade or disclose customer data may face criminal charges. Although the definition and scope of “privacy” and “trade secret” remain relatively ambiguous under PRC law, growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to national and local regulations that could increase our expenses.

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

In September 2012, we completed an offering of US$180 million in aggregate principal amount of convertible senior notes due 2017, or the 2017 Notes. In October 2013, we completed another offering of US$800 million in aggregate principal amount of 1.25% convertible senior notes due 2018, or the 2018 Notes. In June 2015, we completed an offering of US$700 million in aggregate principal amount of 1.00% convertible senior notes due 2020, or the 2020 Notes, and US$400 million in aggregate principal amount of 1.99% convertible senior notes due 2025, or the 2025 Notes. In September 2016, we concurrently completed an offering of 32,775,000 ADSs at US$45.96 per ADS (taking into account of the fully exercised over-allotment option) and an offering of US$975 million in aggregate principal amount of 1.25% convertible senior notes due 2022 (taking into account of the fully exercised over-allotment option), or the 2022 Notes. In August 2014, May 2015, December 2015 and September 2016, we issued US$500 million in aggregate principal amount of 1.00% convertible notes due 2019, or the 2019 Priceline Notes, US$250 million in aggregate principal amount of 1.00% convertible notes due 2020, or the 2020 Priceline Notes, US$500 million in aggregate principal amount of 2.00% convertible notes due 2025, or the 2025 Priceline Notes, and US$25 million in aggregate principal amount of 1.25% convertible notes due 2022, or the 2022 Priceline Notes, respectively, to Priceline Group Treasury Company B.V., an indirect wholly-owned subsidiary of The Priceline Group Inc., or Priceline. In December 2015, we issued US$500 million in aggregate principal amount of 2.00% convertible notes due 2025, or the 2025 Hillhouse Notes, to Gaoling Fund, L.P. and YHG Investment, L.P., or collectively Hillhouse, in addition to the aforementioned issuance to Priceline. In September 2016, we closed private placements of our ordinary shares with the respective subsidiaries of Baidu and Priceline at an aggregate amount of US$100 million and US$25 million, respectively. As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals and there are restrictions for us to make loans to our consolidated affiliated Chinese entities. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and our consolidated affiliated Chinese entities, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

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

As of December 31, 2017, the aggregate principal amount of our outstanding convertible notes was US$4.3 billion. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (1) any person or group gaining control of our company; (2) our company merging with or into another company or disposing of substantially all of its assets; (3) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (4) the adoption of any plan relating to the dissolution or liquidation of our company; or (5) our ADSs ceasing to be listed on a major U.S. national securities exchange in certain circumstances, subject to certain exceptions where the applicable consideration comprises U.S.-listed common equity or ADSs. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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

Based on the market price of the ADSs and our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2017. The application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination as to whether we are a PFIC after the close of each taxable year. Accordingly, we cannot assure you of our PFIC status for our current taxable year ending December 31, 2018 or for any future taxable year.

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

ITEM 4.                        INFORMATION ON THE COMPANY

A.                                     History and Development of the Company

We commenced our business in June 1999. In March 2000, we established an exempted company with limited liability under the Companies Law in the Cayman Islands, Ctrip.com International, Ltd., as our new holding company. Since our inception, we have conducted the majority of our operations in China and expanded our operations overseas in 2009. As of December 31, 2017, we mainly operated our business through the following significant subsidiaries:

·                  C-Travel International Limited;

·                  Ctrip.com (Hong Kong) Limited;

·                  Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;

·                  Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information;

·                  Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network;

·                  Wancheng (Shanghai) Travel Agency Co., Ltd., or Wancheng;

·                  Shanghai Hecheng International Travel Agency Co., Ltd., or Hecheng;

·                  Beijing Ctrip International Travel Agency Co., Ltd., or Beijing Ctrip;

·                  Shanghai Ctrip International Travel Agency Co., Ltd. (formerly known as Shanghai Ctrip Charming International Travel Agency Co., Ltd.), or Shanghai Ctrip;

·                  Chengdu Ctrip International Travel Agency Co., Ltd., or Chengdu Ctrip International;

·                  Chengdu Information Technology Co., Ltd., or Chengdu Information;

After our share exchange transaction with Baidu in October 2015, we obtained approximately 45% of the aggregate voting interest of Qunar. In December 2015, we issued ordinary shares represented by ADSs to certain special purpose vehicles holding shares solely for the benefit of certain Qunar employees and, as consideration, we received class B ordinary shares of Qunar and directly injected these shares to a third-party investment entity dedicated to investing in business in China. From accounting perspective, we started to consolidate Qunar’s financial statements from December 31, 2015. Therefore, Qunar Cayman Islands Limited, the Cayman Islands holding company of Qunar, and its wholly-owned subsidiary, Beijing Qunar Software Technology Co., Ltd., or Qunar Software, may also be deemed as our significant subsidiaries from accounting perspective, although Qunar continues to operate its businesses independently.

We also conduct part of our business in China primarily through the following significant consolidated affiliated Chinese entities and certain of their subsidiaries:

·                  Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds a value-added telecommunications business license;

·                  Chengdu Ctrip Travel Agency Co., Ltd, or Chengdu Ctrip, which holds an air transport sales agency license and a domestic travel agency license;

·                  Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (formerly known as Shanghai Huacheng Southwest Travel Agency Co., Ltd.), or Shanghai Huacheng, which holds domestic travel agency and air transport sales agency licenses.

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

In August 2014, we have expanded an existing commercial agreement with Priceline to strengthen our global partnership. In addition, we issued US$500 million in aggregate principal amount of the 2019 Priceline Notes to Priceline Group Treasury Company B.V., an indirect wholly-owned subsidiary of Priceline, and granted Priceline a permission to acquire our shares in the open market over before August 2015, so that combined with shares issuable upon conversion of the 2019 Priceline Notes, Priceline may hold up to 10% of our outstanding shares. Upon subscription of the 2019 Priceline Notes, Priceline acquired the right to appoint an observer to our board of directors. In May 2015, December 2015 and September 2016, we issued US$250 million in aggregate principal amount of the 2020 Priceline Notes, US$500 million in aggregate principal amount of the 2025 Priceline Notes, and US$25 million in aggregate principal amount of the 2022 Priceline Notes, respectively, to the same subsidiary of Priceline for its additional investment in us. Immediately following issuance of the 2022 Priceline Notes in September 2016 and assuming full conversion of the convertible notes issued to Priceline according to their terms, Priceline will have beneficially owned securities representing approximately 8.89% of our outstanding shares based on the amendment to Schedule 13D filed by the subsidiary of Priceline on September 19, 2016. We have also extended permission to Priceline Group to increase its ownership in our company through the acquisition of ADSs in the open market so that, when combined with the shares issuable upon conversion of all of the Priceline notes, Priceline continues to be entitled to hold up to 15% of our outstanding shares (excluding shares that are beneficially owned by Priceline or its subsidiary due to any such entities’ ownership or conversion of the 2025 Priceline Notes). We and Priceline have continued the existing commercial partnership, whereby accommodations inventory is cross-promoted between the brands. Concurrently with our issuance of the 2025 Priceline Notes in December 2015, Hillhouse also subscribed for and was issued US$500 million in aggregate principal amount of the 2025 Hillhouse Notes, in substantially the same terms as those issued to Priceline.

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

We offered inducements to the holders of the 2017 Notes and the 2018 Notes for early conversion. As a result, for the years ended December 31, 2016 and 2017, approximately US$26 million and US$352 million aggregate principal amount of the 2017 Notes and the 2018 Notes were early converted to approximately 2.6 million and 10.8 million ADSs, respectively, at the respective initial conversion rates of the 2017 Notes and the 2018 Notes. Such early conversion also resulted in an early termination of the 2012 Purchased Call Option and the 2013 Purchased Call Option, from which we received approximately US$12 million and US$100 million in 2016 and 2017, respectively.

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

B.                                     Business Overview

We are a leading travel service provider for accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. We aggregate hotel and transportation information to enable business and leisure travelers to make informed and cost-effective bookings. We help leisure travelers book tour packages and guided tours, and help corporate clients effectively manage their travel requirements. In addition, we offer a variety of other travel-related services, including but not limited to travelers’ reviews, attraction tickets, travel-related financing and car services, and travel insurance and visa services to meet the various booking and travelling needs of both leisure and business travelers. Since inception in 1999, we have become one of the best-known travel brands in China capable of providing truly one-stop travel services. Our leading market position has been further strengthened since our investment in Qunar, one of the leading mobile and online commerce platforms for travel in China. Qunar has been operating independently as a travel service provider after our investment.

We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

·                  choose and reserve hotel rooms in cities throughout China and abroad;

·                  book and purchase transportation tickets for domestic and international flights and/or trains;

·                  choose and reserve packaged tours that include transportation and accommodations, as well as guided tours and other value-added services in some instances; and

·                  book and purchase other travel-related services for their leisure and business travels.

Meanwhile, Qunar continued its independent innovation of technology capabilities, leveraging its proprietary mobile applications, the complementary SaaS system and its search services, to provide more efficient and comprehensive services and accelerate its network effect.

We target our services primarily at business and leisure travelers in China who do not travel in groups, catering for their increasing needs for both domestic and international travel with an emphasis on the latter to enable us to quickly adjust to the changing market environment. These types of travelers, who are referred to in the travel industry as frequent independent travelers, or FITs, and whom we refer to as independent travelers in this annual report, form a traditionally under-served yet fast-growing segment of the China travel market, and we saw opportunities of growth from this segment’s need for international travel. We act as an agent in substantially all of our transactions and generally do not take inventory risks with respect to the hotel rooms and transportation tickets booked through us. We derive our accommodation reservation, transportation ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, transportation tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. As of December 31, 2017, we had secured room supply relationships with over 1.3 million hotels in China and abroad, which covered a broad range of hotels in terms of prices and geographical locations. Through strategic cooperation arrangements with other leading online accommodation reservation service providers in recent years, we expanded our overseas hotel network by gaining access to more international hotels on these platforms through our accommodation reservation services. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. The hotel business of Qunar, which covers a wide range of hotels from upscale hotels to mass-market hotels to family-run and small boutique hotels, has begun to benefit from our hotel accommodation capabilities by accessing our high-end hotel supplies.

We believe that we are the largest consolidator of airline tickets and the top air tickets distribution agency in China in terms of the total number of airline tickets booked and sold through us. Our airline ticket suppliers include all major PRC airlines and over 300 international airlines that operate flights originating in cities at home and abroad, and offer over 3 million flight routes, connecting over 5,000 cities in approximately 200 countries. Partnering with over 1,000 third-party travel service providers, we are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes through mobile platform, Internet websites and customer service centers and arrange electronic payment. In addition, we provide the same levels of centralization and convenience to customers seeking to make reservations on their chosen train and bus routes. We believe that we have realized a notable innovation in our transportation ticketing services, namely, our integrated product offering of air, train and bus tickets. International airline tickets sales volume through our platform grew significantly in 2017.

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

We also offer independent leisure travelers bundled packaged-tour products, including group tours, semi-group tours, customized tours and packaged tours with different transportation arrangements, such as flights, cruises, buses or car rental. We are the top packaged-tour operator in China in terms of online market share and most recognized brand in China’s outbound travel services. We provide integrated transportation and accommodation services through cooperation with around 12,000 platform partners, and offer a variety of value-added services including transportation at destinations, as well as attraction tickets, local activities, insurance, visa services and tour guides. We offer customers one-stop services to meet their needs before, during and after their trips. We also provide high quality customer services, supplier management and customer relationship management services. Our packaged-tour products cover a variety of domestic and international destinations.

We have been building up a multifaceted ecosystem within the travel section, and offer our services to customers through an advanced transaction and service platform consisting of our mobile platform, multi-lingual websites and our centralized, 24-hour customer service centers. We have built up an industry-leading mobile platform which enhances user experience and user engagement. We have had billions of cumulative downloads for our mobile application by the end of 2017. In addition, our 24-hour service centers, which provide responsive and high quality customer services, further differentiate us from other online travel service providers. In 2017, transactions effected through our mobile channel accounted for approximately 80% of our transaction orders.

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

Products and Services

We began offering accommodation reservation and transportation ticketing in October 1999. In 2017, we derived approximately 35% of our revenues from the accommodation reservation business and 45% of our revenues from the transportation ticketing business. In addition, we offer other products and services including packaged tours, mostly bundled by us, that cover hotel, ticketing and transportation as well as corporate travel management services.

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

As of December 31, 2017, a significant number of our partnered hotels in China had guaranteed room allotments, allowing us to confirm orders instantly and reserve rooms for our users even during peak seasons. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a significant part of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking.

Transportation Ticketing.  Transportation Ticketing revenues mainly represent revenues from reservation of air tickets, railway-tickets and other related services. We sell air tickets as an agent for all major domestic PRC airlines, such as Air China, China Eastern Airlines, China Southern Airlines and Hainan Airlines and many international airlines operating flights that originate from cities at home and abroad, such as Cathay Pacific, Singapore Airlines, American Airlines, Lufthansa, Emirates Airlines, Qantas Airways, Air France-KLM and Delta Air Lines. We also provide other related service to our customers, such as sales of aviation and train insurance, air-ticket delivery services, online check-in, and other value-added services, such as online seat selection and real-time flight status. In 2017, we became the first and only travel provider allowing users to directly book with Big Bus Tours, the world’s largest operator of open-top sightseeing tours, which ensures users enjoy a one-stop booking experience that is not only hassle-free and efficient but is also a solution to local transportation difficulties.

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

Corporate Travel.  We provide transportation ticket booking, accommodation reservation, packaged-tour services and other value-added services to our corporate clients to help them plan business travels in a cost-efficient way. In addition, we also provide our corporate clients with travel data collection and analysis, industry benchmark, cost saving analysis and travel management solutions. We have independently developed the Corporate Travel Management Systems, which is a comprehensive online platform integrating information maintenance, online booking, online authorization, online enquiry and travel report system.

Other Products and Services.  Our other products and services are primarily online advertising services.

We recently started a new partnership in December 2017 with Tennis Australia, the governing body for tennis in Australia, which will allow Chinese fans to purchase Australian Open tickets directly through our online platform. In addition, in January 2018, we formed a partnership with the Priceline Group’s Open Table, which will allow our mobile application users to book tens of thousands of restaurants across North America. Other products and services accounted for a small portion of our total revenues in 2017.

Seasonality

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results” for a discussion of seasonality in the travel industry.

Transaction and Service Platform

Our customers can reach us for their travel-related needs through either our mobile platform, our multi-lingual websites or our customer service centers. In 2017, transactions executed through our mobile channel accounted for approximately 80% of our transaction orders. To improve the efficiency of our service platform and expand our business opportunities, we have made some technology improvements, such as enhanced international flight search capability, expanded payment methods and virtual desktop technology, which is deployed and in operation for our customer service centers.

Mobile Platform.  Our mobile booking application and other mobile access channels provide a one-stop travel platform to our customers who search for hotels, flights, trains, car rental, tickets and other travel products, and completes bookings within minutes. Mobile applications enable our customers to make bookings more efficiently and have fueled our business growth in new direction. Our customers can also search for travel-related editorial content about destinations and travel tips through the mobile platform. Moreover, travelers can share their travel experience and micro-blogs with others through the Ctrip community. We first introduced mobile applications in 2010. Since then we have upgraded mobile applications, added new functions into it on a regular basis and engaged celebrities to promote our brands and mobile platform. We have had billions of cumulative downloads for Ctrip mobile application by the end of 2017 with a significant portion of our hotel and air ticket transactions executed on it on a daily basis. Users can also enjoy similar convenient services by accesing our mobile platform via other mobile access channels, such as HTML5.

In 2013, we developed a corporate travel mobile application, which was the first of its kind in China and provides efficiency to corporate travelers. The application has extensive booking capabilities that match the personal preference of the traveler with their companies’ travel policies. It also features “smart itinerary” and “travel update” functions to ensure users are informed immediately of any changes to their journey. Users of this application may also enjoy our call center support 24 hours a day, seven days a week. In 2017, we introduced mobile application for Trip.com, with which users can book hotels, air tickets and train tickets in 22 different currencies.

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

We maintain our main website in Chinese at www.ctrip.com and our global website in English at www.trip.com. Over time, we also established localized websites specifically targeting Hong Kong, Taiwan, United States, Singapore, Japan, Korea, France, Germany, Spain, Russia, Indonesia, Thailand, Australia, Italia and Malaysia markets.

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

Mobile Marketing.  We have worked with major Internet portals and leading mobile applications in their respective sectors to advertise locally and also have worked with top smart phone manufacturers to increase the number of our app downloads and promote more activations and transactions. In addition, we are actively testing all kinds of innovative and rapid-growing mobile channels that are appealing to consumers.

Online Marketing.  We have contracted with majority of the leading online marketing channels, such as search engines, browsers and navigation websites, to prominently feature our websites and have cooperated with online companies to promote our services, as well as conducting public relations activities. We have purchased related keywords or directory links to direct potential customers to our websites.

Brand Promotion.  We conduct our brand campaigns through advertising on video streaming websites, targeted LCD displays in public space, and billboards at airport, railway station and bus station. We also work with celebrities and embed our brand and travel products into TV live shows, movies and other entertainment marketing channels. Based on our experience, we believe these are effective ways to enhance brand awareness and attract new generation of customers.

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

We provide our customers sales and support service by mobile applications, by websites, by telephone or via e-mail, 24 hours a day, seven days a week. We maintain in-house call centers to ensure high quality of our services. Our call centers are located in various locations, including in Shanghai and in Nantong. We have invested significantly in our call center technologies over years and provide top-notch services in China and Asia.

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

Competition

In the hotel consolidation market, we compete primarily with domestic and foreign invested consolidators of hotel accommodations. We also compete with new online travel search and service provider platforms, as well as traditional travel agencies. We believe we are a leading online accomodation booking platform in China in terms of the volume of hotel room booking by FITs. However, as the travel business in China continues to grow, we may face competition from new players in the hotel consolidation market in China and foreign travel consolidators that may enter the China market.

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

Our major domain names are ctrip.com, ctrip.com.cn and trip.com, all of which have been registered with www.markmonitor.com, and we have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered our major trademarks “Ctrip” and “携程” (Chinese characters for Ctrip) with the Trademark Office of SAIC, with the Registrar of Trademarks in Hong Kong and also with the United States Patent and Trademark Office. In 2009, we registered the trademark “携程” (Chinese characters for Ctrip) with the Taiwan Intellectual Property Office and with Direcção dos Serviços de Economia of Macau. We have also registered the trademark “Ctrip” and “携程” (Chinese characters for Ctrip) in Korea, European Union, Singapore, Switzerland, Australia, New Zealand, Japan, Turkey, Vietnam, the United Arab Emirates, Russia, Malaysia, Indonesia, the Philippines, India, South Africa, Brazil, the Kingdom of Cambodia and Thailand.

In 2015, we were recognized as “the Best Online Travel Agency in China” by Travel Weekly China. In 2016, we were awarded the “Most Valuable App” at the China App Development Forum and 2016 Most Popular App Awards Ceremony held in Beijing, China. Our customer service was recognized as the “2016 Best Call Center” at the 2016 Internet + China E-Commerce Summit Forum & China Call Center Development.” We were ranked in the “China’s top 10 most innovative companies” and the “10 most innovative companies in travel” lists of 2017 by Fast Company, a major financial business magazine in the United States. In 2017, we were recognized as “the Best Online Travel Agency in China” by Travel Weekly China and the “Most Honored Company” in the Technology, Media & Internet category by Institutional Investor in the 2017 All-Asia Executive Team Rankings.

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

During the period from September 2008 to May 2009, we have invested through open market purchases and in a private placement transaction in Homeinns, a leading economy hotel chain in China. We later participated in various transactions with respect to Homeinns from time to time. In December 2016, in connection with our share exchange transaction with BTG and Homeinns, we exchanged our previously held equity interest in Homeinns for 22% equity interest of BTG.

In May 2015, we acquired approximately 38% share capital of eLong, Inc.. In May 2016, eLong, Inc. completed its “going-private” transaction and merger with eLong. In December 2017, eLong announced a merger with LY.com and the merger was consummated in March 2018 and we received an equity method investment in the enlarged group.

As part of our ongoing strategy to invest in complementary business and further expand our product offerings, in October 2015, we completed a share exchange transaction with Baidu, pursuant to which Baidu exchanged approximately 179 million Class A ordinary shares and approximately 11 million Class B ordinary shares of Qunar, beneficially owned by Baidu prior to the consummation of the transaction for our approximately 11 million newly-issued ordinary shares. Immediately after the closing of the transaction, Baidu owned our ordinary shares representing approximately 25% of our aggregate voting interest, and we owned Class B ordinary shares of Qunar representing approximately 45% of Qunar’s aggregate voting interest. Robin Yanhong Li, Baidu’s chairman and chief executive officer, and Tony Yip, vice president of Baidu, have been appointed to our board of directors. In October 2017, Tony Yip resigned as our director and Herman Yu, chief financial officer of Baidu, was later appointed by Baidu as a successor director. As a result of the share exchange transaction with Baidu, we became a significant shareholder of Qunar. Following our investment in Qunar, Qunar continues to operate its business independently. We have certain business cooperation arrangements with Qunar.

We believe that it would be in the interest of our shareholders and us to provide equity incentives to Qunar employees to align their interests with those of Qunar and its shareholders, including us. In connection with our transaction with Baidu, we agreed to issue approximately 5 million ordinary shares to certain special purpose vehicles holding shares solely for the benefit of Qunar employees. The issuance of such Ctrip shares to Qunar employees is conditional upon the surrender by such employees of any Qunar securities held by or granted to them. As consideration, we received Class B ordinary shares of Qunar and directly injected these shares to a third-party investment entity dedicated to investing in business in China. Under U.S. GAAP, as a result of our share exchange with Baidu in October 2015 and share issuance for the benefit of Qunar employees in December 2015, we began to consolidate Qunar’s financial statements from December 31, 2015 from an accounting perspective. In June 2016, the board of directors of Qunar received a non-binding going-private proposal, dated June 23, 2016, from Ocean Management Limited to acquire all outstanding ordinary shares of Qunar not beneficially owned by Qunar’s shareholders accounting for a majority in voting power of Qunar for US$30.39 per ADS, or US$10.13 per ordinary share, of Qunar in cash. The board of directors of Qunar formed a special committee to consider the going-private proposal and the transaction contemplated by such proposal. In October 2016, Qunar announced that it had entered into definitive merger agreement for the going-private transaction. Qunar announced that its going-private transaction was approved by its shareholders and later completed in February 2017.

We agreed to make certain investments, in the form of limited partnership contribution or other financing arrangements respectively, in several non-U.S. investment entities, with an aggregate fair value of approximately US$2.9 billion and US$0.4 billion in 2016 and 2017. These entities are managed or owned by parties unaffiliated with each other and unaffiliated with us and are dedicated to investing in businesses in China. These investment entities have spent the investments to acquire the equity interest of Qunar that were not held by us through privately negotiated transactions. Under U.S. GAAP, we consolidate the financial statements of these investment entities from an accounting perspective.

In January 2016, we invested US$180 million to purchase the convertible bonds of MakeMyTrip, India’s largest online travel company, which were subsequently converted to approximately 10% equity interest in MakeMyTrip in October 2016. In May 2017, we further invested approximately US$33 million in MakeMyTrip by subscribing for 916,666 of its ordinary shares. As of December 31, 2017, based on the market price, we re-measured the investment at a fair value of RMB2.1 billion.

In April 2016, we announced strategic collaboration with China Eastern Airlines (SSE: 600115, SEHK: 00670, NYSE: CEA), one of China’s three major air transportation groups, on a broad range of products and services. In June 2016, we invested approximately RMB3.0 billion in approximately 466 million A shares of China Eastern Airlines in a private placement.

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

Restrictions on Foreign Ownership

Air-ticketing.  According to the Administrative Measure of Foreign Investment in Civil Aviation, Air Transportation Sales Agent Qualification Accreditation Measures (2006) and relevant foreign investment regulations regarding air transportation business, a foreign investor currently cannot own 100% of an air-ticketing agency in China, except for Hong Kong and Macau air transportation sales agents. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger air tickets for domestic flights in China, except for Hong Kong and Macau air transportation sales agents. Subsequently, the Air Transportation Sales Agent Qualification Accreditation Measures was revised in 2015, which does not prohibit explicitly foreign-invested air-ticketing agencies from selling passenger air tickets for domestic flights and a supplement regulation to Administrative Measure of Foreign Investment in Civil Aviation was promulgated in 2017, which further allows the foreign investor to establish an entity in free trade zone area as air-ticketing agency.

Travel Agency.  Currently, foreign investors are permitted to establish or own a travel agency upon PRC government approval, subject to considerable restrictions on its scope of business. For examples, under the Travel Agency Regulations, which became effective on May 1, 2009 as amended subsequently, foreign-invested travel agencies cannot arrange for PRC residents to travel overseas or to Hong Kong, Macau or Taiwan, unless otherwise decided by the State Council or allowed under any applicable free trade agreement executed by the PRC government or according to the Closer Economic Partnership Arrangement between mainland China and Hong Kong or Macau, or CEPA. According to the CEPAs, starting from January 1, 2013, travel agencies in which qualified Hong Kong or Macau investors hold an interest are permitted to arrange group tours for PRC residents from mainland China to Hong Kong and Macau. Moreover, on a trial basis, one qualified Sino-foreign joint venture, in which qualified Hong Kong investors hold an interest, and one qualified Sino-foreign joint venture, in which qualified Macau investors hold an interest, were permitted to arrange group tours for PRC residents to travel overseas (excluding Hong Kong, Macau and Taiwan). On August 29, 2010, the PRC National Tourism Administration, or NTA, and MOFCOM further promulgated the Interim Measures for Supervising Pilot Operation of Overseas Travel Business by Sino-Foreign Joint Venture Travel Agencies, according to which NTA may choose and approve certain qualified Sino-foreign joint venture travel agencies to operate business of arranging PRC residents travelling to overseas destinations, Hong Kong and Macau (excluding Taiwan), on a trial basis. In 2017, China (Shanghai) Pilot Free Trade Zone has implemented a pilot project that allows the wholly foreign-owned travel agencies registered in China (Shanghai) Pilot Free Trade Zone and satisfied with required conditions to operate outbound tourism business. One of our subsidiaries, Wancheng, has obtained the approval in 2017 to operate outbound tourism business from National Tourism Administration with the pilot period of three years.

Online Advertising.  The principal regulation governing foreign-invested advertising agencies in China are the Administrative Measures for Foreign Invested Advertising Enterprise, which was abolished due to the issuance of Foreign Investment Industrial Guidance Catalogue (2015 Revision), or the Catalogue, which came into effect on April 10, 2015. Under the Catalogue, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, foreign investment in advertising agencies that provide online advertising services is still subject to restrictions of foreign investment in the value-added telecommunications business.

Value-added Telecommunications Business License.  The principal regulations governing foreign investment in the value-added telecommunications service provision business in China include:

·                  Foreign Investment Industrial Guidance Catalogue;

·                  Telecommunications Regulations; and

·                  Administrative Provisions on Foreign Invested Telecommunications Enterprises.

Under these regulations, a foreign entity is prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services except for commercial e-commerce business, which allows 100% foreign investment.

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

General Regulation of Businesses

Tourism Law.  On April 25, 2013, the Standing Committee of NPC issued the PRC Tourism Law, or the Tourism Law, which took effect on October 1, 2013 and was amended in 2016. The Tourism Law aims to protect tourists’ legal rights, regulate travel market and promote the development of travel industry, and sets forth specific requirements for the operation of travel agencies. Travel agencies are prohibited from (i) leasing, lending or illegally transferring travel agency operation licenses or otherwise disseminating untrue or inaccurate information when soliciting customers and organizing tours, (ii) conducting any false publicity to mislead customers, (iii) arranging visits to or participation in any project or activity in violation of PRC laws and regulations or social morality, (iv) organizing tours at unreasonably low price to induce or cheat tourists, or obtaining unlawful profits such as kickbacks, and (v) changing or ceasing scheduled itineraries without reasons and forcing the tourists to participate in other activities against the will of tourists. In addition, travel agencies must enter into contracts with customers for travel services; and before a tour starts, a customer may assign his personal rights and obligations in a packaged-tour contract to any third person, whom the travel agency cannot refuse without cause, as long as any fee increase will be borne by the customer and the relevant third person. Accordingly, travel agencies may be subject to civil liabilities for failing to fulfill the obligations discussed above, which include rectification, issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, or revocation of its travel agency permit.

Air-ticketing.  The air-ticketing business is subject to the supervision of CATA and its regional branches. Currently, the principal regulation governing air-ticketing in China is the Air Transportation Sales Agent Qualification Accreditation Measures, which became effective on March 31, 2006 and was amended in 2015. Furthermore, CATA has also promulgated the Administrative Measure for Online Air-ticketing Transaction, pursuant to which the online travel agency and third-party air-ticketing transaction platform are requested to file with CATA and establish the rules and security system of online transaction and customer’s rights and personal data protection mechanism, and are prohibited from (i) taking virtual occupation of seats, (ii) increasing price of air-ticket, (iii) revising unilaterally standard, price, use term and services criteria upon cancellation and change of air-ticket, (iv) refusing to provide of travel itinerary, (v) selling the air-ticket of airline without agency agreement, and (vi) leaking the customer’s personal information with any reason in any way.

Under this regulation, any entity that intends to conduct air-ticketing business in China must apply for an air-ticketing license from CATA.

Travel Agency.  The travel industry is subject to the supervision of Ministry of Culture and Tourism of People’s Republic of China, or MOCT, formerly known as the NTA and local tourism administrations. The principal regulations governing travel agencies in China include:

·                  Travel Agency Regulations; and

·                  Implementing Rules of Travel Agency Regulations.

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

Advertising.  SAIC is responsible for regulating advertising activities in China. The principal regulations governing advertising (including online advertising) in China include:

·                  Advertising Law;

·                  Advertising Administrative Regulations; and

·                  Interim Measures of the Administration of Online Advertisement.

Under these regulations, any entity conducting advertising activities must file with the local branch of SAIC. The Advertising Law was amended in 2015, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities.

Value-added Telecommunications Business and Online Commerce.  Our provision of travel-related content on our websites is subject to PRC laws and regulations relating to the telecommunications industry and Internet, and regulated by various government authorities, including MIIT and SAIC. The principal regulations governing the telecommunications industry and Internet include:

·                  Telecommunications Regulations;

·                  The Administrative Measures for Telecommunications Business Operating Licenses; and

·                  The Internet Information Services Administrative Measures.

Under these regulations, Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain a value-added telecommunications business license from the appropriate telecommunications authorities to conduct any commercial value-added telecommunications operations in China.

With respect to online commerce, the SAIC promulgated the Administrative Measures for Online Trading, which became effective on March 15, 2014 and the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (Trial), which became effective on April 1, 2015, to regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s web page the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also act as online distributors, these third-party platform operators must make a clear distinction between their online direct sales and sales of third-party merchant products on their third-party platforms.

Internet Privacy

In recent years, PRC government authorities have legislated on the use of the Internet to protect personal information from unauthorized disclosure. For example, the Internet Information Services Administrative Measures prohibits an Internet information services provider from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Internet information services providers are subject to legal liability if unauthorized disclosure results in damages or losses to users. In addition, the PRC regulations authorize the relevant telecommunications authorities to demand rectification of unauthorized disclosure by Internet information services providers.

The PRC laws do not prohibit Internet information services providers from collecting and analyzing person information of their users. The PRC government, however, has the power and authority to order Internet information services providers to submit personal information of an Internet user if such user posts any prohibited content or engages in illegal activities on the Internet. Moreover, the PRC criminal laws and regulations prohibit companies and their employees from illegally trading or disclosing customer data obtained through the course of their business operations.

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

Under the current PRC regulations, loans, either from us or from third-party sources outside of China, incurred by our subsidiaries as FIEs in China to finance their activities cannot exceed statutory limits, which equal the difference between the respective approved total investment amount and the registered capital of such PRC subsidiaries, and must be registered with SAFE or its local branches. In the past, our subsidiaries have mainly funded their operations and cash needs from our initial capital injections and cash generated from such subsidiaries’ operations. Other than these discussed above, none of the Company’s PRC subsidiaries had any outstanding loans as of December 31, 2017. Based on the capital needs and cash generated from operations of our PRC subsidiaries, we do not believe that our PRC subsidiaries would need to incur substantial debts to fund their respective operations in China in the near future, and even if they need to incur debts, they could manage to obtain short-term loans from PRC banks and financial institutions, which are not subject to the statutory limits referenced above. We currently do not believe, based on the above, that the statutory debt limits on our subsidiaries in China are material to our operations in China, and we do not believe it to be reasonably likely that our PRC subsidiaries would need to incur debts exceeding their respective statutory debt limit.

On March 3, 2015, SAFE promulgated a Circular on the Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or SAFE Circular 19, which became effective on June 1, 2015 and replaced SAFE Circular 142, pursuant to which the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable government authority and may not be used for equity investments in China, and the FIE may not change how it uses such capital without SAFE’s approval, and may not extend the loans directly or indirectly except as permitted within business scope, may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans. Although SAFE Circular 19 restates certain restrictions on the use of investment capital denominated in foreign currency by FIEs, it specifies that the registered capital of an FIE, denominated in foreign currency, can be converted into Renminbi at the discretion of such FIE and can be used for equity investment in China subject to the invested company’s filing of a reinvestment registration with the relevant local SAFE. On June 9, 2016, SAFE issued the Circular on Reforming and Regulating the Administrative Policy of the Settlement under Capital Accounts, or SAFE Circular 16, which became effective on the same date. Although SAFE Circular 16 further extends the reform to cover foreign currency income under capital account, including capital, foreign debt and proceeds from offshore offering and listing, an FIE’s foreign currency income and such income settled in Renminbi under the capital account cannot be used directly and indirectly for any purposes out of the FIE’s business scope or in areas prohibited by laws and regulations. However, the interpretation and enforcement of SAFE Circular 19 and SAFE Circular 16 remained to be subject to uncertainty, which may limit our ability to transfer the net proceeds from offerings of our securities to our PRC subsidiaries and convert the net proceeds into Renminbi and adversely affect our liquidity and our ability to fund and expand our business in China.

Dividend Distribution.  The principal regulations governing distribution of dividends of FIEs include:

·                  The Foreign-Invested Enterprise Law;

·                  Implementing Rules for the Foreign-Invested Enterprise Law;

·                  Company Law; and

·                  EIT Law and its Implementation Rules.

Under these regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, FIEs in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Under the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by an FIE in China to its foreign investor that is a non-PRC resident enterprise will be subject to a 10% withholding tax, unless such non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. According to mainland China and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a reduced withholding tax rate of 5%.

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

Moreover, under the EIT Law, foreign ADS holders that is non-PRC resident enterprise may be subject to a 10% withholding tax upon dividends payable by a PRC entity and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is considered as income deriving from within China and if we are classified as a PRC resident enterprise.

Regulation of Income Taxes and Financial Subsidies.  See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Major Factors Affecting Our Results of Operations — Income Taxes and Financial Subsidies.”

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated affiliated Chinese entities as of December 31, 2017.

Ctrip.com International, Ltd.
(a Cayman Islands company)
100%
C-Travel International Limited
(a Cayman Islands company)
100%
Ctrip.com (Hong Kong) Limited
(a Hong Kong company)
43%(1)
Qunar Cayman Islands Limited
(a Cayman Islands company)
Outside China
In China
100%(2)
Wancheng (Shanghai) Travel Agency Co.,Ltd.
100%(3)
Ctrip Travel Information Technology (Shanghai) Co., Ltd.
100%(3)
Ctrip Travel Network Technology (Shanghai) Co., Ltd.
100%(3)
Ctrip Computer Technology (Shanghai) Co., Ltd.
100%(4)
Beijing Qunar Software Technology Co.,Ltd
100%
Shanghai Ctrip International Travel Agency Co.,Ltd
100%(5)
Chengdu Ctrip Travel Agency Co.,Ltd.
100%(6)
Shanghai Ctrip Commerce Co., Ltd.
100%
Chengdu Information Technology Co., Ltd.
100%(7)
Beijing Qu Na Information Technology Co.,Ltd.
100%
Chengdu Ctrip International Travel Agency Co.,Ltd.
100%
Beijing Ctrip International Travel Agency Co., Ltd.
100%
Shanghai Huacheng Southwest International Travel Agency Co., Ltd.
100%
Shanghai Hecheng International Travel Agency Co.,Ltd.
Represents the entities in the Company's offshore structure.
Represents the Company's wholly-owned PRC domestic subsidiaries.
Represents the Company's significant affiliated Chinese entities.
Represents the wholly-owned subsidiaries of one of the Company's significant affiliated Chinese entities.

(1)   For further details about the indirect ownership of Qunar Cayman Islands Limited, see “Item 4.A. Information on the Company — History and Development of the Company.”

(2)   Indirectly owned through Ctrip Travel Holding, a Cayman Islands company, and its Hong Kong subsidiary, Ctrip Travel Holding (Hong Kong) Limited.

(3)   Indirectly owned through Ctrip Investment (Shanghai) Co., Ltd., a PRC company.

(4)   Indirectly owned through Queen’s Road Travel Information Limited, a Hong Kong company.

(5)   Min Fan and Qi Shi hold 99.5% and 0.5% of the equity interest in Chengdu Ctrip Travel Agency Co., Ltd., respectively.

(6)   Min Fan and Maohua Sun hold 89.8% and 10.2% of the equity interest in Shanghai Ctrip Commerce Co., Ltd., respectively.

(7)   Hui Cao and Hui Wang hold 60% and 40% of the equity interest in Beijing Qu Na Information Technology Co., Ltd., respectively.

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our consolidated affiliated Chinese entities. We conduct a majority of our business through our wholly-owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities. Our significant consolidated affiliated Chinese entities included Ctrip Commerce, Shanghai Huacheng, Chengdu Ctrip and Qunar Beijing as of December 31, 2017. From time to time, we amended and restated the contractual arrangements that we had entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. We have entered into additional contractual arrangements based on substantially the same series of amended and restated forms with our other consolidated affiliated Chinese entities subsequent to our adoption of these forms, and plan to enter into substantially the same series of agreements with all of our future consolidated affiliated Chinese entities. In 2015, 2016, and 2017, we further optimized the functions of our various consolidated affiliated Chinese entities to avoid duplicative operations among these consolidated affiliated Chinese entities.

As of the date of this report, some of our directors and officers are principal record owners of our consolidated affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint Ctrip Travel Information, Ctrip Travel Network and Qunar or its designated person, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of our consolidated affiliated Chinese entities. Each power of attorney will remain effective during the existence of the applicable consolidated affiliated Chinese entity.

D.                                    Property, Plants and Equipment

Our first customer service center and principal sales, marketing and development facilities and administrative offices are located on owned premises comprising approximately 39,000 square meters in an economic development park in Shanghai, China. In 2015, our Shanghai headquarters relocated to Sky SOHO, our owned premises in Shanghai, China, comprising 100,167 square meters. Our second customer service center, which began operations in May 2010, is located in our owned premises in Nantong, China, comprising approximately 80,000 square meters. In addition to our China offices in more than 21 cities, we also have overseas offices in Hong Kong, Taiwan, Japan, Korea, America, Singapore, Thailand, the United Kingdom, Australia, Malaysia, Vietnam, Cambodia and the Philippines. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.

As of March 31, 2018, we owned an aggregate of approximately 327,000 square meters of premises for office space and call centers and leased an aggregate of over 100,000 square meters of premises for office space.

ITEM 4.A.    UNRESOLVED STAFF COMMENTS

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

In 2017, we derived approximately 35%, 45%, 11%, 3% and 6% of our total revenues from our accommodation reservation, transportation ticketing, packaged tours, corporate travel and other products and services, respectively.

In 2017, while we continued to strengthen our PRC domestic travel businesses, we further enhanced our outbound travel businesses as part of the execution of our international strategy. As of the date of this annual report, our outbound travel businesses focus primarily on outbound accommodation reservation, outbound air ticketing and outbound packaged tours. For the year ended December 31, 2017, the aggregate volume of our outbound travel businesses accounted for approximately 17% of the total volume of combined outbound and PRC domestic accommodation reservation, air ticketing and packaged-tour businesses, and the aggregate revenue of our outbound travel businesses accounted for approximately 33% of the total revenue of combined outbound and PRC domestic accommodation reservation, air ticketing and packaged-tour businesses. Also as part of our international strategy, we consummated the acquisition transaction of the United Kingdom-based Skyscanner in December 2016 and maintained its independent management of operations as part of the Ctrip group to complement our positioning at a global scale.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Growth in the Overall Economy and Demand for Travel Services in China.  We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China and the rest of the world. According to the statistical report published on the website of PRC National Bureau of Statistics, or NBS, on February 28, 2018, China’s domestic gross product, or GDP, grew from RMB74.4 trillion in 2016 to RMB82.7 trillion in 2017, representing an annual growth rate of 6.9%.

Despite that the growth rate of the Chinese economy is slowing, we anticipate that demand for travel services in China will continue to increase in the foreseeable future. According to the statistical report published on the website of NBS on February 28, 2018, China’s domestic travel spending grew from RMB3,939.0 billion in 2016 to RMB4,566.1 billion in 2017, representing an annual growth rate of 15.9%. However, any adverse changes in economic conditions of China and the rest of the world, such as the current global financial crisis and economic downturn, could have a material adverse effect on the travel industry in China, which in turn would harm our business. See “Item 3.D. Key Information — Risk Factors — Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.”

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

Disruptions in the Travel Industry.  Individual travelers tend to modify their travel plans based on the occurrence of events such as:

·                  the outbreak of Ebola virus, H1N1 influenza, avian flu, SARS or any other serious contagious diseases;

·                  increased prices in the hotel, airline or other travel-related industries;

·                  increased occurrence of travel-related accidents;

·                  political unrest;

·                  natural disasters or poor weather conditions;

·                  terrorist attacks or threats of terrorist attacks or war;

·                  any travel restrictions or security procedures implemented in connection with major events in China; and

·                  general economic downturns.

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

Major Factors Affecting Our Results of Operations

Revenues

Revenues Composition and Sources of Revenue Growth.  We have experienced significant revenue growth since we commenced operations in 1999. Our total revenues grew from RMB5.7 billion in 2013 to RMB27.0 billion (US$4.1 billion) in 2017, representing a compound annual growth rate of 47.4%.

We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2015	2016	2017
Revenues:
Accommodation reservation	40%	37%	35%
Transportation Ticketing	39%	45%	45%
Packaged tours	15%	12%	11%
Corporate travel	4%	3%	3%
Others	2%	3%	6%
Total revenues	100%	100%	100%

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

Accommodation Reservation.  Revenues from our accommodation reservation business have been a significant source of revenues since our inception. In 2015, 2016 and 2017, revenues from our accommodation reservation business accounted for RMB4.6 billion, RMB7.3 billion and RMB9.5 billion (US$1.5 billion), respectively, or 40%, 37% and 35%, respectively, of our total revenues.

We generate our accommodation reservation revenues through commissions from hotels. We recognize revenues when we receive confirmation from a hotel that an user who booked the hotel through us has completed the stay at the applicable hotel and upon confirmation of the commissions amount by the hotel. While we generally agree in advance on fixed commissions with a particular hotel, we also enter into a commission arrangement with many of our hotel suppliers that we refer to as the “ratchet system.” Under the ratchet system, our commission per room night for a given hotel increases for the month if we sell in excess of a pre-agreed number of room nights with such hotel within the month.

Transportation Ticketing.  Since early 2002, our transportation ticketing business has been growing rapidly. In 2015, 2016 and 2017, revenues from our transportation ticketing business accounted for RMB4.5 billion, RMB8.8 billion and RMB12.2 billion (US$1.9 billion), respectively, or 39%, 45% and 45%, respectively, of our total revenues.

We conduct our transportation ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent transportation ticketing service companies. Commissions from transportation ticketing rendered are recognized after tickets are issued.

Packaged Tours.  Our packaged-tour business has grown rapidly in the past three years. In 2015, 2016 and 2017, revenues from our packaged-tour business accounted for RMB1.7 billion, RMB2.3 billion and RMB3.0 billion (US$457 million), respectively. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as revenues after the packaged-tour services are rendered. Our consolidated affiliated entities also, from time to time, act as principal in connection with the packaged-tour services provided by them.

Corporate Travel.  Corporate travel revenues primarily include commissions from transportation ticket booking, accommodation reservation and packaged-tour services rendered to corporate clients. In 2015, 2016 and 2017, revenues from our corporate travel services accounted for RMB473 million, RMB608 million and RMB753 million (US$116 million), respectively. Commissions from transportation ticketing services rendered are recognized after transportation tickets are issued. Commissions from accommodation reservation services rendered are recognized after hotel customers have completed their stays at the applicable hotels and upon confirmation of commissions amount by the hotels. Commissions from tour package services rendered are recognized after the packaged-tour services are rendered and collections are reasonably assured.

Other Products and Services.  Our other products and services primarily consist of online advertising services. We conduct the advertising business through Ctrip Commerce, and we recognize revenues when Ctrip renders advertising services.

Cost of Revenues

Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation of customer service center personnel, credit card service fee and other direct expenses incurred in connection with our transaction and service platform. Payroll compensation accounted for 51%, 39% and 41% of our cost of revenues in 2015, 2016 and 2017, respectively. Credit card charges accounted for 19%, 18% and 26% of our cost of revenues in 2015, 2016 and 2017, respectively.

Cost of revenues accounted for 28%, 25% and 17% of our net revenues in 2015, 2016 and 2017, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China and high efficiency of our customer service system. Our cost efficiency was further enhanced by our website operations, which require significantly fewer service staff to operate and maintain. The decrease of percentage of cost of revenues over net revenues in 2017 was largely due to enhanced efficiency of our customer service.

Operating Expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses, all of which include share-based compensation expense. In 2017, we recorded RMB1.8 billion (US$282 million) of share-based compensation expense compared to RMB643 million and RMB3.6 billion for 2015 and 2016, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to maintain, monitor and manage our transaction and service platform. Product development expenses accounted for 30%, 40% and 31% of our net revenues in 2015, 2016 and 2017, respectively. The product development expenses as a percentage of net revenues in 2017 decreased compared to that in 2016 primarily due to enhanced efficiency in line with our growth of scale.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Our sales and marketing expenses accounted for 28%, 30% and 31% of our net revenues in 2015, 2016 and 2017, respectively. The sales and market expenses as a percentage of net revenues in 2017 increased primarily due to increase in expenses in connection with marketing and promotional activities.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 10%, 13% and 10% of our net revenues in 2015, 2016 and 2017, respectively. The general and administrative expenses as a percentage of net revenues in 2017 decreased primarily due to the deduction in personnel expenses of general and administrative employees as a percentage of revenue.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Income Taxes and Financial Subsidies

Income Taxes.  Our effective income tax rate was 16%, -27% and 37% for 2015, 2016 and 2017, respectively. The significant change in our effective income tax rate from 2016 to 2017 was primarily due to profitability changes in our subsidiaries with different tax rates and certain non-tax deductible losses including the share-based compensation, and the significant change in our effective income tax rate from 2015 to 2016 was primarily due to the change of non-deductible share-based compensation expenses as well as the change of profit or loss before tax during the periods.

Pursuant to the EIT Law, companies established in China were generally subject to EIT at a statutory rate of 25%. The 25% EIT rate applies to most of our subsidiaries and consolidated affiliated Chinese entities established in China. Some of our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Qunar Software, one of our consolidated affiliated Chinese entities, Qunar Beijing, Chengdu Ctrip, Chengdu Ctrip International and Chengdu Information are benefit from a preferential tax rate of 15% by either qualifying as HNTEs or qualifying under the Western Regions Catalogue under the EIT Law as follows.

·                  In 2017, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network reapplied for their qualification as HNTE, which were approved by the relevant government authority. Thus, these subsidiaries are entitled to a preferential EIT rate of 15% from 2017 to 2020. Qunar Software and Qunar Beijing are also entitled a preferential EIT rate of 15% from 2015 to 2018.

·                  In 2002, SAT started to implement preferential tax policy in China’s western regions, and companies located in applicable jurisdictions covered by the Western Regions Catalogue are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. Over the years since 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for their annual tax filing subject to periodic renewals. After the initial effective period expired in 2014, the two entities were approved by the relevant government authority to renew this qualification, which will expire in 2020. In 2013, Chengdu Information obtained approval from local tax authorities to apply the 15% tax rate for its 2012 tax filing and for the years from 2013 to 2020.

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

Financial Subsidies.  In 2015, 2016 and 2017, our subsidiaries in China received financial subsidies from the government authorities in the amount of approximately RMB199 million, RMB221 million and RMB264 million (US$41 million), respectively, which we recorded as other income upon cash receipt. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive financial subsidies in the future.

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

Revenue Recognition.  We describe our revenue recognition policies in our consolidated financial statements. We present substantially all of our revenues on a net basis. Revenues are recognized at gross amounts where we undertake the majority of the business risks by pre-purchasing inventories and act as principal related to the services provided. The amount of revenues recognized at gross basis was immaterial during the years ended December 31, 2015, 2016 and 2017, respectively.

In May 2014, the FASB issued a new accounting standard on the recognition of revenue generated from contracts with customers that was designed to create greater comparability for financial statement users across industries and jurisdictions. The core principle of this new standard is that an “entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” This new standard also requires enhanced disclosures on the nature, amount, timing and uncertainty of revenue generated from contracts with customers. Since May 2014, the FASB has issued several amendments to this new standard, including additional guidance, and deferred the effective date for public business entities to annual and interim periods beginning after December 15, 2017.

We adopted this new standard effective from January 1, 2018 and applied the full retrospective transition approach to all contracts, which means that the financial statements have been retrospectively adjusted, along with those of 2018 as reported under this new standard. We do not expect that the new standard will change the presentation of the majority of our revenues on a net basis. However, the timing of revenue recognition for certain revenue streams will change under this new standard. For example, revenue for accommodation reservation services, which is primarily recognized after end users having completed their stays under the current standard, will change to be recognized once the reservation made becomes non-cancellable, which is the point considered when we complete our performance obligation in accomodation reservation services. We expect that this timing change will not have a significant impact to its annual revenues and net income. Also, the adoption of the new standard will not impact the net cash provided by operating activities as presented in the Consolidated Statement of Cash Flows.

Business Combination.  We apply ASC 805 “Business Combination,” which requires that all business combinations not involving entities or business under common control be accounted for under the acquisition method. The cost of an acquisition is measured as the aggregate of fair values at the date of exchange of assets given, liabilities incurred and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of non-controlling interests and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of identifiable net assets of an acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of a subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

Investment.  Our investments include equity method investments, cost method investments, available-for-sale investments and held to maturity investments. We apply equity method in accounting for the investments in entities in which we have the ability to exercise significant influence but do not have control and the investments are in either common stock or in-substance common stock. Unrealized gains on transactions between an affiliated entity and us are eliminated to the extent of our interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We use the cost method of accounting for other equity investments that are not considered debt securities or equity securities that have readily determinable fair values and over which we have neither significant influence nor control through investments in common stock or in-substance common stock. Under the cost method, we carry the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits. We classified our investments in debt securities and equity securities with readily determinable fair value as available-for-sale securities. These securities are recognized based on trade date and carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received or when other than temporarily impaired. The investments that we intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Goodwill, Intangible Assets and Long-Lived Assets.  In addition to the original cost of goodwill, intangible assets and long-lived assets, the recorded value of these assets is impacted by a number of policy elections, including estimated useful lives, residual values and impairment charges. ASC 350 “Intangibles—Goodwill and Other,” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. We estimate total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit. For 2015, 2016 and 2017, we did not recognize any impairment charges for goodwill or intangible assets based on the expanding and prospective business of our subsidiaries and consolidated affiliated Chinese entities. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Customer Rewards Program.  We offer a customer rewards program that allows our end users to participate in a loyalty points program, which substantially provides gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide gifts are recognized as sales and marketing expense and accrued for as a current liability because it relates to gifts rather than cash rewards, refund or rebate of the services rendered by us. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2015, 2016 and 2017, our accrued liability for the customer rewards program were approximately RMB593 million, RMB658 million and RMB610 million (US$94 million), respectively, based on the estimated liabilities under the customer reward program. Our expenses for the customer rewards program were approximately RMB399 million, RMB202 million and RMB100 million (US$15 million) for the years ended December 31, 2015, 2016 and 2017.

Share-Based Compensation.  We follow ASC 718 “Stock Compensation,” using the modified prospective method. Under the fair value recognition provisions of ASC 718, we recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.

Under ASC 718, we applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns. Expected dividend yield is determined in view of the our historical dividend payout rate and future business plan. We estimates expected volatility at the date of grant based on historical volatilities. We recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods. According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, we calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the we would recognize incremental compensation cost in the period the modification occurs and for unvested options, we would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Deferred Tax Valuation Allowances.  We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2015, 2016 and 2017, we recorded deferred tax assets of RMB405 million, RMB375 million and RMB462 million (US$71 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2015, 2016 and 2017, it is more likely than not that the deferred tax assets resulting from the net operating losses of certain subsidiaries will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized. Also, we have elected to early adopt a new accounting guidance issued by the FASB to simplify the presentation of deferred income taxes on the Balance Sheet Classification. Starting December 31, 2015 and prospectively, deferred tax assets and liabilities, along with related valuation allowances are classified as noncurrent on the balance sheet.

Allowance for doubtful accounts.  Accounts receivable are recorded at the invoiced amount and do not bear interest. We review on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. As of the end of December 31, 2015, 2016 and 2017, the allowance for doubtful accounts was RMB38 million, RMB59 million and RMB129 million (US$20 million), respectively. The increase of allowance for doubtful accounts in 2017 was primarily attributable to the prolonged ageing of accounts receivables due from merchant customers developed in recent years.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2015		2016		2017
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	US$ (in thousands)%
Revenues:
Accommodation reservation	4,616,649	42	7,308,959	38	9,517,374	1,462,794	36
Transportation ticketing	4,453,886	41	8,826,517	46	12,221,030	1,878,338	46
Packaged tours	1,667,945	15	2,310,199	12	2,970,383	456,540	11
Corporate travel	473,245	4	608,122	3	753,219	115,768	3
Others	285,221	3	734,290	4	1,514,979	232,848	5
Total revenues	11,496,946	106	19,788,087	103	26,976,985	4,146,288	101
Less: Sales tax and surcharges	(599,378)	(6)	(559,647)	(3)	(197,354)	(30,333)	(1)
Net revenues	10,897,568	100	19,228,440	100	26,779,631	4,115,955	100
Cost of revenues	(3,043,440)	(28)	(4,729,750)	(25)	(4,678,209)	(719,028)	(17)
Gross profit	7,854,128	72	14,498,690	75	22,101,422	3,396,927	83
Operating expenses:
Product development (1)	(3,296,693)	(30)	(7,687,422)	(40)	(8,259,233)	(1,269,421)	(31)
Sales and marketing (1)	(3,087,990)	(28)	(5,860,927)	(30)	(8,294,186)	(1,274,793)	(31)
General and administrative (1)	(1,088,402)	(10)	(2,518,819)	(13)	(2,621,832)	(402,968)	(10)
Total operating expenses	(7,473,085)	(69)	(16,067,168)	(83)	(19,175,251)	(2,947,182)	(72)
Income / (loss) from operations	381,043	3	(1,568,478)	(8)	2,926,171	449,745	11
Interest income	445,767	4	567,145	3	987,610	151,793	4
Interest expense	(302,426)	(3)	(731,923)	(4)	(1,286,284)	(197,698)	(5)
Other income / (expense)	2,480,980	23	(26,849)	(0)	878,998	135,100	3
Income / (loss) before income tax expense, equity in income of affiliates and non-controlling interests	3,005,364	28	(1,760,105)	(9)	3,506,495	538,940	13
Income tax expense	(470,188)	(4)	(478,009)	(2)	(1,280,523)	(196,813)	(5)
Equity in income/(loss) of affiliates	(135,781)	(1)	601,883	3	(65,116)	(10,008)	(0)
Net income/(loss)	2,399,395	22	(1,636,231)	(8)	2,160,856	332,119	8
Less: Net loss/(income) attributable to non-controlling interests	108,261	1	205,528	1	(18,844)	(2,896)	(0)
Net income/(loss) attributable to Ctrip’s shareholders	2,507,656	23	(1,430,703)	(7)	2,142,012	329,223	8

(1)         Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2015		2016		2017
	RMB		RMB		RMB	US$
	(in thousands)%		(in thousands)%		(in thousands)	(in thousands)%
Product development	(291,643)	(3)	(2,079,515)	(11)	(1,012,747)	(155,656)	(4)
Sales and marketing	(65,574)	(1)	(392,642)	(2)	(185,786)	(28,555)	(1)
General and administrative	(285,379)	(4)	(1,087,563)	(6)	(635,280)	(97,641)	(2)

Any discrepancies in the above table between the amounts/percentages identified as total amounts/percentages and the sum of the amounts/percentages listed therein are due to rounding.

2017 compared to 2016

Revenues

Total revenues were RMB27.0 billion (US$4.1 billion) in 2017, an increase of 36% over RMB19.8 billion in 2016. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets and railway tickets sold in 2017.

Accommodation Reservation.  Revenues from our accommodation reservation business increased by 30% to RMB9.5 billion (US$1.5 billion) in 2017 from RMB7.3 billion in 2016, primarily driven by an increase in accommodation reservation volume.

Transportation Ticketing.  Revenues from our transportation ticketing business increased by 38% to RMB12.2 billion (US$1.9 billion) in 2017 from RMB8.8 billion in 2016, primarily due to an increase in ticketing volume.

Packaged Tours.  Packaged-tour revenues increased by 29% to RMB3.0 billion (US$457 million) in 2017 from RMB2.3 billion in 2016, primarily due to an increase in volume growth of organized tours and self-guided tours.

Corporate Travel.  Corporate travel revenues increased by 24% to RMB753 million (US$116 million) in 2017 from RMB608 million in 2016, primarily due to an increase in corporate travel demand resulting from various business activities.

Other Businesses.  Revenues from other businesses increased by 106% to RMB1.5 billion (US$233 million) in 2017 from RMB734 million in 2016, primarily due to an increase in revenues from advertising services.

Sales Tax and Surcharges

Our sales tax and surcharges decreased by 65% to RMB197 million (US$30 million) in 2017 from RMB560 million in 2016 as a result of the transformation of business taxes to VAT in China.

Cost of Revenues

Cost of revenues in 2017 decreased by 1% to RMB4.7 billion (US$719 million) from RMB4.7 billion in 2016, primarily due to efficiency gain in our service center and decrease in personnel related expenses.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development.   Product development expenses increased by 7% to RMB8.3 billion (US$1.3 billion) in 2017 from RMB7.7 billion in 2016, primarily due to the increase in product development personnel related expenses.

Sales and Marketing.  Sales and marketing expenses increased by 42% to RMB8.3 billion (US$1.3 billion) in 2017 from RMB5.9 billion in 2016, primarily attributable to an increase in promotion related activities. Our advertising expenses increased from RMB2.8 billion in 2016 to RMB5.1 billion (US$783 million) in 2017.

General and Administrative.  General and administrative expenses increased by 4% to RMB2.6 billion (US$403 million) in 2017 from RMB2.5 billion in 2016, primarily due to an increase in consulting expenses and the provision of trade and other receivables, which was provided based on the ageing of the receivables.

Equity in Income/(Loss) of Affiliates

Equity in loss of affiliates is RMB65 million (US$10 million) in 2017 while equity in income of affiliates is RMB602 million in 2016. This is mainly due to the share exchange transaction with BTG and we recognized an equity pick-up gain of BTG in 2016.

Interest Income

Interest income increased by 74% to RMB988 million (US$152 million) in 2017 from RMB567 million in 2016 due to an increase in cash, cash equivalents and short-term investments in 2017.

Interest Expense

Interest expense increased by 76% to RMB1.3 billion (US$198 million) in 2017 from RMB732 million in 2016 due to the issuance of the 2022 Priceline Notes, the 2022 Notes, and the increase of the loan facilities in 2017.

Other Income/(Expense)

Other income was RMB879 million (US$135 million) in 2017 while other expense was RMB27 million in 2016, primarily due to foreign exchange gain of RMB469 million (US$72 million) driven by Renminbi continually appreciating relative to U.S. dollars while foreign exchange loss was RMB558 million in 2016 driven by Renminbi continually depreciating relative to U.S. dollars. Our subsidy income was RMB264 million (US$41 million) in 2017.

Income Tax Expense

Income tax expense was RMB1.3 billion (US$197 million) in 2017, an increase of 168% over RMB478 million in 2016, primarily due to the increase in our taxable income. Our effective income tax rate in 2017 was 37%, as compared to -27% in 2016. The effective income tax rate for 2017 was primarily due to profitability changes in our subsidiaries with different tax rates and certain non-tax deductible losses including the share-based compensation.

2016 compared to 2015

Revenues

Total revenues were RMB19.8 billion in 2016, an increase of 72% over RMB11.5 billion in 2015. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets and railway tickets sold in 2016.

Accommodation Reservation.  Revenues from our accommodation reservation business increased by 58% to RMB7.3 billion in 2016 from RMB4.6 billion in 2015, primarily driven by (i) an increase in accommodation reservation volume, (ii) consolidation of Qunar’s actual results, and (iii) the effect of the synergies arising from various business cooperation arrangements between Qunar and us on the enlarged Ctrip group.

Transportation Ticketing.  Revenues from our transportation ticketing business increased by 98% to RMB8.8 billion in 2016 from RMB4.5 billion in 2015, primarily due to (i) an increase in ticketing volume, (ii) consolidation of Qunar’s actual results, and (iii) the effect of the synergies arising from various business cooperation arrangements between Qunar and us on the enlarged Ctrip group.

Packaged Tours.  Packaged-tour revenues increased by 39% to RMB2.3 billion in 2016 from RMB1.7 billion in 2015, primarily due to (i) an increase in volume growth of organized tours and self-guided tours, (ii) consolidation of Qunar’s actual results, and (iii) the effect of the synergies arising from various business cooperation arrangements between Qunar and us on the enlarged Ctrip group.

Corporate Travel.   Corporate travel revenues increased by 29% to RMB608 million in 2016 from RMB473 million in 2015, primarily due to an increase in corporate travel demand resulting from various business activities.

Other Businesses.  Revenues from other businesses increased by 157% to RMB734 million (US$106 million) in 2016 from RMB285 million in 2015, primarily due to an increase in revenues from advertising services and the consolidation of Qunar’s financial results since December 31, 2015.

Sales Tax and Surcharges

Our sales tax and surcharges decreased by 7% to RMB560 million in 2016 from RMB599 million in 2015 as a result of the transformation of business taxes to VAT in China.

Cost of Revenues

Cost of revenues in 2016 increased by 55% to RMB4.7 billion from RMB3.0 billion in 2015, primarily due to an increase in cost associated with the expansion of our accommodation reservation business and the rapid growth of our packaged-tour and ticketing business, which encompasses the effects from the consolidation of Qunar’s actual results since December 31, 2015 and the synergies arising from the consolidation.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses. Operating expenses increased significantly in 2016, which encompasses the effects from the consolidation of Qunar’s actual results since December 31, 2015 and the synergies arising from the consolidation. Such business cooperation arrangements include, without limitation, both Qunar and us carrying out sales and marketing activities with broader reach to consumers by accessing each other’s sales and marketing channels. It had pervasive and remarkable impact on the result of operations.

Product Development.  Product development expenses increased by 133% to RMB7.7 billion in 2016 from RMB3.3 billion in 2015, primarily due to an increase in share-based compensation charges as a result of the share incentives granted in 2016.

Sales and Marketing.  Sales and marketing expenses increased by 90% to RMB5.9 billion in 2016 from RMB3.1 billion in 2015, primarily attributable to an increase in share-based compensation charges as a result of the share incentives granted in 2016.

General and Administrative.  General and administrative expenses increased by 131% to RMB2.5 billion in 2016 from RMB1.1 billion in 2015, primarily due to an increase in share-based compensation charges as a result of the share incentives granted in 2016.

Equity in Income/(Loss) of Affiliates

Equity in income of affiliates is RMB602 million in 2016 while equity in loss of affiliates is RMB136 million in 2015. This is mainly due to the share exchange transaction with BTG, under which we changed 15% equity interest in Homeinns with approximately 22% of BTG’s total outstanding shares. We recorded a gain of RMB1.4 billion of equity in income of affiliates as a result of the transaction, and this was offset by the equity pick-up of loss of eLong in the amount of RMB723 million.

Interest Income

Interest income increased by 27% to RMB567 million in 2016 from RMB446 million in 2015 due to an increase in cash generated from operations and financing activities in 2016.

Interest Expense

Interest expense increased by 142% to RMB732 million in 2016 from RMB302 million in 2015 due to the issuance of the 2020 Priceline Notes, the 2025 Priceline Notes, the 2022 Priceline Notes, the 2025 Hillhouse Notes, the 2020 Notes, the 2025 Notes and the 2022 Notes, and the increase of the loan facilities in 2016.

Other Income/(Expense)

Other expense was RMB27 million in 2016 while other income was RMB2.5 billion in 2015, primarily due to foreign exchange loss of RMB558 million driven by the increase of the U.S. dollar denominated monetary net liabilities in our subsidiaries and consolidated affiliated Chinese entities in China as well as the significant appreciation of U.S. dollar against Renminbi in 2016. In 2015, a gain of RMB2.3 billion was recognized in the other income for the deconsolidation of Tujia, which was once a subsidiary of our company. In 2016, we have consummated a number of financing transactions, including follow-on ADS offering and convertible bond issuance, and has provided U.S. dollar denominated loans to subsidiaries and consolidated affiliated Chinese entities in China for operations, which have converted proceeds from these loans into Renminbi. The loss was offset by gains on disposal of investments and subsidy income.

Income Tax Expense

Income tax expense was RMB478 million in 2016, an increase of 2% over RMB470 million in 2015, primarily due to the increase in our taxable income. Our effective income tax rate in 2016 was -27%, as compared to 16% in 2015. The effective income tax rate for 2016 was primarily due to the change of non-deductible share-based compensation expenses.

Inflation

Inflation in China has not materially impacted our results of operations. According to NBS, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Inflation in recent years has been associated with food and other consumption items and minimum wages in China. Consumption items do not represent major direct cost items for our business. While personnel costs represent a material part of our total operating costs and expenses, inflation in minimum wages in China primarily affects certain categories of our non-managerial staff costs while increases in total personnel costs of our business remain manageable. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.                                     Liquidity and Capital Resources

Liquidity.  The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	3,048,810	5,272,732	7,068,861	1,086,464
Net cash used in investing activities	(4,426,581)	(19,825,479)	(15,232,251)	(2,341,154)
Net cash provided by financing activities	15,233,586	12,289,757	8,019,066	1,232,508
Effect of foreign exchange rate changes on cash and cash equivalents	58,972	1,481,996	(47,365)	(7,281)
Net increase/(decrease) in cash and cash equivalents	13,914,787	(780,994)	(191,689)	(29,463)
Cash and cash equivalents at beginning of year	5,300,888	19,215,675	18,434,681	2,833,359
Cash and cash equivalents at end of year	19,215,675	18,434,681	18,242,992	2,803,896

Net cash provided by operating activities amounted to RMB7.1 billion (US$1.1 billion) in 2017, which was primarily attributable to (i) our net income of RMB2.2 billion (US$332 million) in 2017; (ii) an add-back of RMB4.3 billion (US$663 million) in non-cash expense/loss items, primarily relating to share-based compensation expenses, impairment of investments and depreciation expenses; (iii) an increase in other payable and accruals of RMB1.3 billion (US$197 million) primarily due to the increase in advertising expenses; and (iv) an increase in salary and welfare payable of RMB954 million (US$147 million), primarily due to the increase in the number of personnel and the average payroll and the increase in accrued annual bonus. These increases were partially offset by the gain on disposal of cost method investment of RMB1.4 billion (US$211 million).

Net cash provided by operating activities amounted to RMB5.3 billion in 2016, which was primarily attributable to (i) an add-back of RMB4.4 billion in non-cash expense/loss items, primarily relating to share-based compensation expenses and depreciation expenses; (ii) an increase in advances from customers of RMB2.3 billion, primarily due to an increase in demand for packaged-tour, ticketing and accommodation services; (iii) an increase in accounts payable of RMB1.3 billion, primarily due to an increase in volume of transportation ticketing, hotels and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; and (iv) an increase in salary and welfare payable of RMB1.3 billion, primarily due to the increase in the number of personnel and the average payroll and the increase in accrued annual bonus. These increases were partially offset by (i) our net loss of RMB1.6 billion in 2016; (ii) an increase in accounts receivable of RMB1.3 billion, primarily due to the increase of volume of corporate travel management services, as we normally provide our corporate customers with certain credit terms for the full payments of issued transportation tickets and issued and reserved hotel rooms, as well as an increase in volume of credit card payments from our individual customers for transportation ticket booking, and an increase in insurance receivable from insurance companies; and (iii) a decrease in tax payable of RMB778 million due to tax payment.

Net cash provided by operating activities amounted to RMB3.0 billion in 2015, which was primarily attributable to (i) our net income of RMB2.4 billion in 2015; (ii) an add-back of RMB1.4 billion in non-cash expense/loss items, primarily relating to share-based compensation expenses and depreciation expenses; (iii) an increase in accounts payable of RMB2.1 billion, primarily due to the increased volume of transportation ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; and (iv) an increase in advances from customers of RMB2.1 billion, primarily due to the increased demand for packaged-tour services, as customers are usually required to make full payments for packaged-tour services when ordering such services. These increases were partially offset by (i) an increase in accounts receivable of RMB1 billion, primarily due to the increase of volume of corporate travel management services, as we normally provide our corporate customers with certain credit terms for the full payments of issued transportation tickets and issued and reserved hotel rooms, as well as the increase of volume of credit card payments from our individual customers for transportation ticket booking; (ii) non-cash gain from deconsolidation of Tujia of RMB2.3 billion; and (iii) a decrease in prepayments and other current assets of RMB2.2 billion.

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

Net cash used in investing activities amounted to RMB15.2 billion (US$2.3 billion) in 2017, compared to net cash used in investing activities of RMB19.8 billion in 2016. This decrease in 2017 was primarily due to a decrease in investments and acquisitions. Net cash used in investing activities amounted to RMB20 billion in 2016, compared to net cash used in investing activities of RMB4.4 billion in 2015. This increase in 2016 was primarily due to an increase in investments and acquisitions and increased of our short-term investment.

Net cash provided by financing activities amounted to RMB8.0 billion (US$1.2 billion) in 2017, compared to net cash provided by financing activities of RMB12.3 billion in 2016 and net cash used by financing activities of RMB15.2 billion in 2015. We did not make any dividend payment in 2015, 2016 and 2017. Net cash flow in financing activities in 2017 was mainly due to the proceeds from bank borrowings in an aggregate amount of RMB8.3 billion (US$1.3 billion).

Capital Resources

As of December 31, 2017, our principal sources of liquidity have been cash generated from operating activities, borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our shares and convertible senior notes to investors and related parties and borrowings from third-party lenders. As of the date of this annual report, we had convertible senior notes outstanding in an aggregate principal amount of US$4.3 billion (RMB28.1 billion) and a term loan facility outstanding with an aggregate principal of US$2.7 billion. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this annual report. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

As of December 31, 2017, our primary capital commitment was RMB49 million (US$8 million) in connection with capital expenditures of property, equipment and software.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                     Off-Balance Sheet Arrangements

In connection with our air ticketing business, we are required by the CAAC and International Air Transport Association, or IATA, to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2017, the total quota of the air tickets that we were entitled to issue was up to RMB1.1 billion (US$164 million). The total amount of the deposit we paid was RMB133 million (US$20 million).

Based on the guarantee arrangements and historical experience, the maximum amount of the future payments is approximately RMB931 million (US$143 million) which is the guaranteed amount of the air ticket that we could issue rather than a financial guarantee. We will be liable to pay only when it issues the air tickets to its users and such payable is included in the accounts payable. Therefore, we believe the guarantee arrangements do not constitute any contractual and constructive obligation of us and has not recorded any liability beyond the amount of the tickets that have already been issued.

F.                                     Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2017:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(RMB in thousands)
Convertible senior notes with principal and interest	29,905,825	3,464,348	12,646,874	6,904,699	6,889,904
Term loans and other debt, with principal and interest	17,602,842	8,154,855	6,418,887	2,623,711	405,389
Operating lease obligations	849,605	263,400	287,656	120,331	178,218
Purchase obligations	49,345	47,343	1,979	23	—
Total	48,407,617	11,929,946	19,355,396	9,648,764	7,473,511

In October 2013, we issued the 2018 Notes in an aggregate principal amount of US$800 million, which may be converted at any time prior to the close of business on the second business day immediately preceding the maturity date of October 15, 2018. We offered inducements to the holders of the 2017 Notes and 2018 Notes for early conversion. As a result, for the years ended December 31, 2016 and 2017, approximately US$26 million and US$352 million of the 2017 Notes and the 2018 Notes were early converted to approximately 2.6 million and 10.8 million ADSs, respectively, at their respective initial conversion rates of the 2017 Notes and the 2018 Notes. Such early conversion also resulted in an early termination of the 2012 Purchased Call Option and the 2013 Purchased Call Option, from which we received approximately US$12 million and US$100 million in 2016 and 2017, respectively.

In June 2015, we issued the 2020 Notes in an aggregate principal amount of US$700 million, which may be converted at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2020 based on an initial conversion rate of 9.1942 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2020 Notes bear interest at a rate of 1.00% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016.

In June 2015, we issued the 2025 Notes in an aggregate principal amount of US$400 million, which may be converted, at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2025 based on an initial conversion rate of 9.3555 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2025 Notes bear interest at a rate of 1.99% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016.

In September 2016, we issued the 2022 Notes in an aggregate principal amount of US$975 million, which may be converted, at each holder’s option at any time prior to the close of business on the business day immediately preceding the maturity date of September 15, 2022 based on an initial conversion rate of 15.2688 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2022 Notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2017.

In August 2014, we issued the 2019 Priceline Notes in an aggregate principal amount of US$500 million to an indirect subsidiary of the Priceline Group, which will mature on August 7, 2019, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 12.2907 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2019 Priceline Notes bear interest at a rate of 1.00% per year, which will be paid semiannually beginning on February 7, 2015.

In May 2015, we issued the 2020 Priceline Notes in an aggregate principal amount of US$250 million to an indirect subsidiary of the Priceline Group, which will mature on May 29, 2020, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 9.5904 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2020 Priceline Notes bear interest at a rate of 1.00% per year, which will be paid semiannually beginning on November 29, 2015.

In December 2015, we issued the 2025 Priceline Notes in an aggregate principal amount of US$500 million to an indirect subsidiary of the Priceline Group, which will mature on December 11, 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 14.6067 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2025 Priceline Notes bear interest at a rate of 2.00% per year, which will be paid semiannually beginning on June 11, 2016.

In December 2015, we issued the 2025 Hillhouse Notes in an aggregate principal amount of US$500 million to Hillhouse, which will mature on December 11, 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 14.6067 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2025 Hillhouse Notes bear interest at a rate of 2.00% per year, which will be paid semiannually beginning on June 11, 2016.

In September 2016, we issued the 2022 Priceline Notes in an aggregate principal amount of US$25 million to an indirect subsidiary of the Priceline Group, which will mature on September 15, 2022, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 15.2688 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2022 Priceline Notes bear interest at a rate of 1.25% per year, which will be paid semiannually beginning on March 15, 2017.

As of December 31, 2017, we obtained short-term bank borrowings of RMB8.7 billion (US$1.3 billion) in aggregate, of which RMB2.3 billion (US$349 million) were collateralized by bank deposits of RMB595 million (US$91 million) classified as restricted cash and/or short-term investment of RMB1.7 billion (US$266 million). The weighted average interest rate for the outstanding borrowings was approximately 3.92%.

As of December 31, 2017, we obtained long-term borrowings of RMB8.8 billion (US$1.4 billion) in aggregate collateralized by bank deposits, properties and/or stock at one or more of our wholly-owned subsidiaries. The interest rate for the outstanding borrowings was approximately from 1.9% to 7.0%.

Operating lease obligations for the years 2018, 2019, 2020, 2021, 2022 and thereafter are RMB263 million, RMB189 million, RMB99 million, RMB67 million, RMB53 million and RMB178 million, respectively. Rental expenses amounted to approximately RMB134 million, RMB378 million and RMB445 million (US$68 million) for the years ended December 31, 2015, 2016 and 2017, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

While the table above indicates our contractual obligations as of December 31, 2017, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

G.                                    Safe Harbor

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

·                  our anticipated growth strategies;

·                  our future business development, results of operations and financial condition;

·                  our ability to continue to control costs and maintain profitability; and

·                  the expected growth in the overall economy and demand for travel services in China.

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors described under “Item 3.D. Key Information — Risk Factors,” included elsewhere in this annual report on Form 20-F, including the following risks:

·                  slow-down of economic growth in China and the global economic downturn may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability;

·                  general declines or disruptions in the travel industry may materially and adversely affect our business and results of operations;

·                  the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;

·                  if we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

·                  if we fail to further increase our brand recognition, we may face difficulty in retaining existing and acquiring new business partners and customers, and our business may be harmed;

·                  if we do not compete successfully against new and existing competitors, we may lose our market share, and our business and results of operations may be materially and adversely affected;

·                  our business could suffer if we do not successfully manage current growth and potential future growth;

·                  our strategy to acquire or invest in complementary businesses and assets involves significant risks and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations;

·                  our quarterly results are likely to fluctuate because of seasonality in the travel industry in Greater China;

·                  our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

·                  our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services;

·                  inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations; and

·                  if the ownership structure of our consolidated affiliated Chinese entities and the contractual arrangements among us, our consolidated affiliated Chinese entities and their shareholders are found to be in violation of any PRC laws or regulations, we and/or our consolidated affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                     Directors and Senior Management

The names of our current directors and senior management, their ages as of the date of this annual report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	48	Co-founder; Executive Chairman of the Board
Min Fan	52	Co-founder; Vice Chairman of the Board and President
Jane Jie Sun	49	Chief Executive Officer and Director
Maohua Sun	46	Chief Operating Officer and Executive Vice President
Cindy Xiaofan Wang	42	Chief Financial Officer and Executive Vice President
Xing Xiong	44	Executive Vice President
Neil Nanpeng Shen (1)	50	Co-founder; Independent Director
Qi Ji (2)	51	Co-founder; Independent Director
Gabriel Li (1)	50	Vice Chairman of the Board, Independent Director
JP Gan (1) (2)	46	Independent Director
Robin Yanhong Li	49	Director
Herman Yu	47	Director

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

Biographical Information

James Jianzhang Liang is one of the co-founders and the executive chairman of our company. He has served as a member of our board of directors since our inception and has been the chairman of the board since August 2003. Mr. Liang served as our chief executive officer from 2000 to January 2006, and from March 2013 to November 2016. Under his visionary leadership, Ctrip has successfully transitioned from offline to online and from online to mobile, made strategic investments in key industry players, and cultivated and invested in new business ideas. Ctrip is now one of the world’s largest online travel agencies. Mr. Liang has won many accolades for his contributions to the Chinese travel industry, including Best CEO in the Internet category in the 2016 All-Asia Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. Prior to founding our company, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Tuniu (Nasdaq: TOUR) and MakeMyTrip (Nasdaq: MMYT). In 2017, Mr. Liang serves as an independent director of SINA(Nasdaq: SINA). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

Min Fan is one of the co-founders of our company. Mr. Fan has been a member of our board of director since October 2006 and has served as the vice chairman of our board of directors since March 2013. Mr. Fan has served as our president since February 2009. He also served as our chief executive officer from January 2006 to February 2013, as our chief operating officer from November 2004 to January 2006, and as our executive vice president from 2000 to November 2004. During his tenure as our chief executive officer, Mr. Fan was named one of the Top 10 Great Leaders Award of the Year on the 2010 APEC China SME Value List, 2008 EY Entrepreneur of the Year and 2007 Best New Economic Figure of the Year. In 2009 and 2016, Fan Min was elected Vice Chairman of the Board of the China Tourism Association. Prior to co-founding Ctrip, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China, from 1997 to 2000. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan is the chairman of SkySea Cruise Lines. He also serves on the board of Leju Holdings Limited (NYSE: LEJU). Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

Jane Jie Sun has served as the chief executive officer of our company, as well as a member of the board of directors, since November 2016. Prior to that, she was a co-president since March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Ms. Sun is well respected for her extensive experience in operating and managing online travel businesses, mergers and acquisitions, and financial reporting and operations. In 2017, She was named as one of the most influential and outstanding business women by Forbes China. She was also named one of Fortune’s Top 50 Most Powerful Women in Business, and one of Fast Company’s Most Creative People in Business. During her tenure at Ctrip, she won the Best CEO and Best CFO Award by Institutional Investor. Prior to joining Ctrip, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. since 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. She is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School.

Maohua Sun has served as our chief operating officer since November 2016 and executive vice president since January 2015. Ms. Sun joined us in 2000 and has held a number of managerial positions at our company. In 2000, she started at Ctrip where she was director of the customer service center and implemented a comprehensive quality management system. In 2006, Ms. Sun was promoted to vice president, then senior vice president in 2011. In 2012, she transferred to the accommodation business unit, where she now serves as executive vice president. Ms. Sun served as chief executive officer of accommodation business unit from 2012 to 2017. Prior to joining us, Ms. Sun worked at the Jinjiang Group, a hotel management company in China, from 1994 to 2000. Ms. Sun received her Bachelor’s degree from Shanghai Jiao Tong University and Master of Business Administration from China Europe International Business School.

Cindy Xiaofan Wang has served as our chief financial officer since November 2013 and executive vice president since May 2016. Prior to that, she was our Vice President since January 2008. Ms. Wang joined us in 2001 and has held a number of managerial positions at our company. In 2017, Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings. Prior to joining us, she served as finance manager in China eLabs, a venture capital firm, from 2000 to 2001. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Ms. Wang serves on the board of directors of China Lodging Group (Nasdaq: HTHT) since January 2018. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA).

Xing Xiong has served as executive vice president of our company since May 2016, and the chief executive officer of our air ticketing business unit since April 2014. In November 2016, Mr. Xiong took an additional role as the chief executive officer of our international business unit, leading Ctrip’s global expansion. Mr. Xiong began as a senior R&D director of Ctrip when he joined the company in April 2013. Prior to working at Ctrip, Mr. Xiong held several management positions in the R&D teams of Microsoft and Expedia, including principal architect of Expedia. He brings nearly 20 years of management experience in the travel industries. He graduated from Peking University, before receiving his Master’s degree in computer science from Northeastern University in the United States.

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China. He is also a member of the 13th National Committee of the Chinese People’s Political Consultative Conference (CPPCC), the Chairman of Yale Center Beijing Executive Council, Director of Yabuli China Entrepreneur Forum (CEF), Vice Chairman of the VC Funds Committee of Asset Management Association of China, Governor of Our Hong Kong Foundation, Member of Hong Kong Financial Services Development Council, Trustee of Brookings Institution, Trustee of Asia Society, Council Member of Future Forum and Trustee of Shanghai Jiao Tong University. Mr. Shen served as our chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding our company, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen also serves as a director of a number of public and private companies, including but not limited to, Momo Inc. (Nasdaq: MOMO), PPDAI Group Inc. (NYSE: PPDF), and Noah Holdings Limited (NYSE: NOAH). Mr. Shen received his Master’s degree from Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.

Qi Ji is one of the co-founders of our company. He has served as our director since our inception. He was the chief executive officer and president of our company from 1999 to 2001. Mr. Ji founded China Lodging Group (Nasdaq: HTHT) and has also served as the executive chairman since February 2007. He also served as the chief executive officer of China Lodging Group from February 2007 to August 2009 and from January 2012 to May 2015. Prior to that, he co-founded Home Inns & Hotels Management Inc., or Home Inns, and served as its chief executive officer from January 2001 to January 2005. Prior to founding Ctrip, Mr. Ji served as the chief executive officer of Shanghai Sunflower High-Tech Group, which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. He received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

Gabriel Li has served at different times on our board of directors since 2000. Mr. Li has been vice chairman of our board since August 2003. Mr. Li is the managing partner and investment committee member of Orchid Asia Group Management Limited, a private equity firm focused on investing in Asia specifically China over the past 20+ years. Prior to Orchid Asia, Mr. Li was a managing director at the Carlyle Group in Hong Kong, overseeing Asian technology investments. From 1997 to 2000, he was at Orchid Asia’s predecessor, where he made numerous investments in China and North Asia. Previously, he was a management consultant at McKinsey & Company in Hong Kong and Los Angeles. Mr. Li is also currently the Director of Nirvana Asia Ltd (SEHK: 1438). He is an ex-director of Autohome Inc. (Nasdaq: ATHM), Lifetech Scientific Corporation (SEHK:1302), and Zhaopin (Nasdaq: ZPIN). Mr. Li graduated summa cum laude from the University of California at Berkeley, earned his Master’s degree in Science from the Massachusetts Institute of Technology and his Master’s degree in Business Administration from Stanford Business School.

JP Gan has served as our director since 2002. Mr. Gan has been a managing partner of Qiming Venture Partners since 2006. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong corporation, a wireless Internet company formerly listed on the Nasdaq. Prior to joining KongZhong, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at Price Waterhouse in the United States from 1994 to 1997. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Booth School of Business and his Bachelor of Business Administration from the University of Iowa.

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

Herman Yu has served as our director since October 2017. Mr. Yu has held the role of chief financial officer at Baidu (Nasdaq: BIDU) since September 2017. Prior to joining Baidu, Mr. Yu was the chief financial officer of Weibo Corp. (Nasdaq: WB) and, before Weibo, the chief financial officer of SINA Corp. (Nasdaq: SINA). Mr. Yu began his career in the Silicon Valley, where he held various finance and accounting management positions at Adobe Systems Inc., Cadence Design Systems, Inc. and VeriFone Systems, Inc. Mr. Yu is a California Certified Public Accountant and holds a B.A. in economics from the University of California, Santa Cruz and an M.A. in accountancy from the University of Southern California. He also sits on the boards of 58.com Inc. (NYSE:WUBA) and ZTO Express Inc. (NYSE:ZTO).

B.                                     Compensation

We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$2 million in 2017. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans” for options granted to our directors in 2017.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$1.2 million in 2017, excluding compensation paid to Min Fan, James Jianzhang Liang and Jane Jie Sun, who also serve and receive compensation as our executive directors. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2017 aggregate compensation amount. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans” for options granted to our executive officers in 2017.

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

Employees’ Share Incentive Plans

Our board of directors has made share-based awards under five share incentive plans, namely, the Global Share Incentive Plan, or the Global Plan, the 2007 Share Incentive Plan, or the 2007 Plan, the 2005 Employee’s Stock Option Plan, or the 2005 Plan, the 2003 Employee’s Option Plan, or the 2003 Plan, and the 2000 Employee’s Stock Option Plan, or the 2000 Plan. The terms of the 2005 Plan, the 2003 Plan and the 2000 Plan are substantially similar. The purpose of the plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers and directors and to promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

As of March 31, 2018, the 2007 Plan, the 2005 Plan, the 2003 Plan and the 2000 Plan have all expired and there were options to purchase 4,162,503 shares and 769,967 restricted share units issued and outstanding under the 2007 Plan. Under the Global Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to awards was 3,952,682 as of the first business day of 2018, with annual increases on January 1 of each subsequent calendar year by the number of ordinary shares representing 3% of our then total issued and outstanding share capital as of December 31 of the preceding year until the termination of the plan. Under the Global Plan, options to purchase 1,565,808 shares and 64,258 restricted share units were issued and outstanding as of March 31, 2018.

In November 2008, our board of directors amended our 2007 Plan. The main substantive amendments relate to the addition of provisions that explicitly allow us to adjust the exercise price per share of an option under the plan.

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

In June 2017, our board of directors approved our Global Plan.

The following table summarizes, as of March 31, 2018, the outstanding options and the outstanding restricted share units granted under our 2005 Plan, 2007 Plan, and the Global Plan to the individual executive officers and directors named below. The table gives effect to the modifications described above.

	Ordinary Shares Underlying Options / Restricted Share Units Granted		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	1,605,200		70.32; 78.56; 83.04; 87.96; 102.84; 161.96; 179.64; 237.00; 247.44; 324.96; 350.72	From November 18, 2011 to February 9, 2018	From November 18, 2019 to February 9, 2026

	110,000	(1)	—	From February 8, 2016 to February 9, 2018	—

Jane Jie Sun	850,200		70.32; 78.56; 87.96; 102.84; 161.96; 179.64; 237.00; 247.44; 324.96; 350.72	From November 18, 2011 to February 9, 2018	From November 18, 2019 to February 9, 2026

	35,000	(1)	—	From February 8, 2016 to February 9, 2018	—

Min Fan	425,200		70.32; 78,56; 87.96; 102.84; 161.96; 179.64; 237.00; 247.44; 324.96; 350.72	From November 18, 2011 to February 9, 2018	From November 18, 2019 to February 9, 2026

	8,500	(1)	—	From February 8, 2016 to February 9, 2018	—

Maohua Sun	*		70.32; 78.56; 179.64; 237.00; 247.44; 324.96; 350.72	From September 18, 2012 to February 9, 2018	From September 18, 2020 to February 9, 2026

	*	(1)	—	February 8, 2016	—

Cindy Xiaofan Wang	*		87.96; 102.84; 161.96; 179.64; 237.00; 247.44; 324.96; 350.72	From November 18, 2011 to February 9, 2018	From November 18, 2019 to February 9, 2026

	*	(1)	—	February 8, 2016	—

Xing Xiong	*		161.96; 179.64; 237.00; 247.44; 324.96; 350.72	From January 9, 2014 to February 9, 2018	From January 9, 2022 to February 9, 2026

	*	(1)	—	February 8, 2016	—

Neil Nanpeng Shen	*		78.56; 179.64; 237.00; 247.44; 324.96; 350.72	From January 27, 2013 to February 9, 2018	January 27, 2021 to February 9, 2026

Qi Ji	*		179.64; 237.00; 247.44; 324.96; 350.72	From December 6, 2014 to February 9, 2018	From December 6, 2022 to February 9, 2026

Gabriel Li	*		78.56; 179.64; 237.00; 247.44; 324.96; 350.72	From January 27, 2013 to February 9, 2018	From January 27, 2021 to February 9, 2026

JP Gan	*		78.56; 179.64; 237.00; 247.44; 324.96; 350.72	From January 27, 2013 to February 9, 2018	From January 27, 2021 to February 9, 2026

*                 Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

(1)         Restricted share units.

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

Termination or Amendment of the Plan.  Unless terminated earlier, the plan was terminate automatically in 2017. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law, regulation or stock exchange rule. We must also generally obtain approval of our shareholders to (i) increase the number of shares available under the plan (other than any adjustment as described above), (ii) permit the grant of options with an exercise price that is below fair market value on the date of grant, (iii) extend the exercise period for an option beyond ten years from the date of grant, or (iv) results in a material increase in benefits or a change in eligibility requirements.

The following paragraphs summarize the principal terms of our Global Plan.

Plan Administration.  Our compensation committee of the board of directors, or a committee delegated by our compensation committee, will administer the plan. The committee or the full board of directors, as appropriate, will determine the type or types of incentive share awards to be granted and provisions and terms and conditions of each grant and may at their absolute discretion adjust the exercise price of an option grant. The exercise price per share subject to an option may be reduced by the committee or the full board of directors, without shareholder or option holder approval. The types of incentive share awards pursuant to the Global Plan include, among other things, an option, a restricted share award, a share appreciation right award and a restricted share unit award.

Award Agreements.  Options and stock purchase rights granted under our plan are evidenced by an award agreement, that sets forth the terms, conditions and limitations for each grant.

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

Vesting Schedule.  In general, the plan administrator determines, or the incentive award agreement specifies, the vesting schedules. Our vesting schedule is that one-tenth of the incentive awards vest 12 months after a specified vesting commencement date, an additional three-tenth vest 24 months after the specified vesting commencement date, another three-tenth vest 36 months after the specified vesting commencement date and the remaining three-tenth vest 48 months after the specified vesting commencement date, subject to other terms under the Global Plan and the incentive award agreement.

Other Equity Awards.  In addition to stock options, restricted share awards and restricted share unit awards, we may also grant to our employees, directors and consultants or any of our related entities share appreciation rights, deferred share awards, dividend equivalents and share payment awards, with such terms and conditions as our board of directors (or, if applicable, the compensation committee) may, subject to the terms of the plan, establish.

Transfer Restrictions.  Awards may not be transferred in any manner by the participant other than by will or the laws of succession and may be exercised during the lifetime of the participant only by the participant.

Termination or Amendment of the Plan.  Unless terminated earlier, the plan will terminate automatically in 2027. Our board of directors has the authority to amend or terminate the plan to the extent necessary to comply with applicable law, regulation or stock exchange rule. We must also generally obtain approval of our shareholders to (i) increase the number of shares available under the plan (other than any adjustment as described above), (ii) permits the committee to extend the exercise period for an option beyond ten years from the date of grant, or (iii) results in a change in eligibility requirements.

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

As of the date of this annual report, our audit committee consists of Messrs. Gan, Li and Shen. All of these directors meet the audit committee independence standard under Rule 10A-3 under the Exchange Act. The independence definition under Rules 5605 of the Nasdaq Rules is met by Messrs. Gan, Li and Shen. In addition, all the members of our audit committee qualify as “audit committee financial experts” as defined in the relevant Nasdaq Rules.

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

D.                                    Employees

As of December 31, 2017, we and our consolidated subsidiaries and consolidated affiliated Chinese entities had approximately 37,400 employees, including approximately 2,700 in management and administration, approximately 14,900 in our customer service centers, approximately 3,500 in sales and marketing, and approximately 16,300 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Nantong and Chengdu. We consider our relations with our employees to be good.

E.                                     Share Ownership

As of March 31, 2018, 68,152,265 of our ordinary shares were issued and outstanding (excluding the 578,126 ordinary shares that were issued to Bank of New York Mellon, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans). Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by each of our directors and executive officers and each person known to us to own beneficially more than 5% of our ordinary shares. Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned (1)
	Number	% (2)
Directors and Senior Management:
Min Fan(3)	1,306,879	1.9%
James Jianzhang Liang(4)	1,254,511	1.8%
Jane Jie Sun(5)	720,624	1.0%
Neil Nanpeng Shen(6)	*	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	*
All directors and officers as a group (7)	3,664,798	5.2%
Principal Shareholders:
Baidu Entities (8)	13,144,917.5	19.3%
Baillie Gifford & Co (Scottish Partnership) (9)	6,899,488	10.1%
Priceline Entities (10)	5,800,440.25	8.5%
T.ROWE PRICE ASSOCIATES, INC. (11)	4,072,148	6.0%

*                 Less than 1% of our total outstanding ordinary shares.

Notes:

(1)         Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities.

(2)         For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding as of March 31, 2018, the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after March 31, 2018, and the number of ordinary shares in the form of ADSs assuming full conversion of notes held by such person or group to ADSs at the initial conversion rate.

(3)         Includes 228,600 ordinary shares held by Perfectpoint International Limited, a British Virgin Islands company owned by Mr. Fan, 668,639 ordinary shares held by Mr. Fan and 409,640 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2018 held by Mr. Fan.

(4)         Includes 237,371 ordinary shares held by Mr. Liang and 1,017,140 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2018 held by Mr. Liang.

(5)         Includes 152,484 ordinary shares held by Ms. Sun and 568,140 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2018.

(6)         Mr. Shen’s business address is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.

(7)         Includes 1,575,648 ordinary shares and 2,089,150 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2018 held by all of our current directors and executive officers, as a group.

(8)         Includes 13,144,917.5 ordinary shares (including 991,852.5 ordinary shares represented by ADSs) beneficially owned as of September 12, 2016 by Baidu Holdings Limited, a wholly-owned subsidiary of Baidu, Inc. (collectively, “Baidu Entities”). Information regarding beneficial ownership is reported as of September 12, 2016, based on the information contained in the Schedule 13D/A filed by Baidu Entities with SEC on September 14, 2016. Please see the Schedule 13D/A filed by Baidu Entities with SEC on September 14, 2016 for information relating to Baidu Entities. The address for Baidu Holdings Limited is c/o Baidu, Inc., No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China, and the address for Baidu, Inc. is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China.

(9)         Includes 6,899,488 ordinary shares represented by ADSs held by Baillie Gifford & Co (Scottish Partnership). Information regarding beneficial ownership is reported as of February 28, 2018, based on the information contained in the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with SEC on March 7, 2018. Please see the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with SEC on March 7, 2018 for information relating to Baillie Gifford & Co (Scottish Partnership). The address for Baillie Gifford & Co (Scottish Partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, the United Kingdom.

(10)  Includes 2,636,075 ordinary shares represented by ADSs held by Priceline Group Treasury Company B.V., an indirectly wholly-owned subsidiary of The Priceline Group (collectively, “Priceline Entities”), 67,994 ordinary shares held by Priceline Entities and 3,096,371.25 ordinary shares represented by ADSs issuable to Priceline Entities upon conversion of the convertible notes subscribed for and purchased by Priceline Entities from the Company on August 7, 2014, May 29, 2015, December 11, 2015 and September 12, 2016, respectively. Information regarding beneficial ownership is reported as of September 12, 2016, based on the information contained in the Schedule 13D/A filed by the Priceline Entities with SEC on September 19, 2016. Please see the Schedule 13D/A filed by the Priceline Entities with SEC on September 19, 2016 for information relating to Priceline. The address for Priceline Group Treasury Company B.V. is c/o Priceline Group Treasury Company B.V., Herengracht 597, Amsterdam 1017CE, Netherlands, and the address for The Priceline Group is c/o The Priceline Group Inc., 800 Connecticut Avenue, Norwalk, CT 06854, the United States.

(11)  Includes 4,072,148 ordinary shares represented by ADS held by T.ROWE PRICE ASSOCIATES, INC. Information regarding beneficial ownership is reported as of December 31, 2017, based on the information contained in the Schedule 13G filed by T.ROWE PRICE ASSOCIATES, INC. with SEC on February 14, 2018. Please see the Schedule 13G filed by T.ROWE PRICE ASSOCIATES, INC. with SEC on February 14, 2018 for information relating to T.ROWE PRICE ASSOCIATES, INC. The address for T.ROWE PRICE ASSOCIATES, INC. is 100 E. Pratt Street, Baltimore, Maryland 21202, the United States.

As of March 31, 2018, 68,152,265 of our ordinary shares were issued and outstanding (excluding the 578,126 ordinary shares that we reserved for issuance upon the exercise of our outstanding options). Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of March 31, 2018, 58,239,540 ordinary shares were held by two record shareholders in the United States, including 58,239,539 ordinary shares (including treasury shares that were repurchased but not retired by the Company) held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                     Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B.                                     Related Party Transactions

Arrangements with Consolidated Affiliated Chinese Entities

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the air-ticketing, travel agency and value-added telecommunications businesses in China. Therefore, we conduct part of our operations in our non-accommodation reservation businesses through a series of agreements between our PRC subsidiaries, our consolidated affiliated Chinese entities and/or their respective shareholders. Our consolidated affiliated Chinese entities hold the licenses and approvals for conducting the air-ticketing, travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our consolidated affiliated Chinese entities. In 2015, we restructured our business lines and most of the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. Moreover, we plan to enter into the same series of agreements with all of our future consolidated affiliated Chinese entities. As of the date of this annual report, Min Fan, our vice chairman of the board and president, Maohua Sun, Hui Cao and Hui Wang, all being our officers, are the principal record owners of our consolidated affiliated Chinese entities.

As of the date of this annual report, the equity holding structures of each of our significant consolidated affiliated Chinese entities are as follows:

·                  Maohua Sun and Min Fan owned 10.2% and 89.8%, respectively, of Ctrip Commerce.

·                  Ctrip Commerce owned 100% of Shanghai Huacheng.

·                  Min Fan and Qi Shi owned 99.5% and 0.5%, respectively, of Chengdu Ctrip.

·                  Hui Cao and Hui Wang owned 60% and 40%, respectively, of Qunar Beijing.

We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and our respective consolidated affiliated Chinese entities are substantially similar except for the amount of the business loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that the shareholders of our consolidated affiliated Chinese entities will not receive any personal benefits from these agreements except as shareholders of our company. According to our PRC counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current laws and regulations of China as of the date of this annual report. The principal terms of these agreements are described below.

Powers of Attorney.  Each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, signed an irrevocable power of attorney to appoint Ctrip Travel Network or Ctrip Travel Information, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of the applicable consolidated affiliated Chinese entities. Each such power of attorney will remain effective as long as the applicable consolidated affiliated Chinese entity exists, and such shareholders of the applicable consolidated affiliated Chinese entities are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from us.

As of the date of this annual report, each of the shareholders of Qunar Beijing, Hui Cao and Hui Wang, also signed an irrevocable power of attorney authorizing an appointee, to exercise, in a manner approved by Qunar, on such shareholder’s behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing’s articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder’s equity interest in Qunar Beijing. Each such power of attorney is effective until such time as such relevant shareholder ceases to hold any equity interest in Qunar Beijing. The terms of the power of attorney with respect to Qunar Beijing are otherwise substantially similar to the terms described in the foregoing paragraph.

Technical Consulting and Services Agreements.  Ctrip Travel Information and Ctrip Travel Network, each a wholly-owned PRC subsidiary of ours, provide our consolidated affiliated Chinese entities, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, our consolidated affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2017, our consolidated affiliated Chinese entities paid Ctrip Travel Information (after our restructuring of business lines and restatement of contractual arrangements in 2015) and Ctrip Travel Network (after our restructuring of business lines and restatement of contractual arrangements in 2015) a quarterly fee based on the number of transportation tickets sold in the quarter, at an average rate from RMB5 (US$0.8) to RMB8 (US$1.2) per ticket. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. The services fees paid by all of such consolidated affiliated Chinese entities as a percentage of their total net income were 107.1%, 96.3% and 68.3% for the years ended December 31, 2015, 2016 and 2017. Ctrip Travel Information or Ctrip Travel Network, as appropriate, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable consolidated affiliate Chinese entity.

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

Date of Loan Agreement	Borrower	Significant Consolidated Affiliated Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in thousands of RMB)	(in thousands of US$)			(in thousands of RMB)	(in thousands of US$)
December 14, 2015	Min Fan	Ctrip Commerce	26,940.0	4,140.6	None	December 13, 2025	26,940.0	4,140.6
December 14, 2015	Maohua Sun	Ctrip Commerce	3,060.0	470.3	None	December 13, 2025	3,060.0	470.3
December 14, 2015	Min Fan	Chengdu Ctrip	497,500.0	76,464.3	None	December 13, 2025	497,500.0	76,464.3
December 14, 2015	Qi Shi	Chengdu Ctrip	2,500.0	384.2	None	December 13, 2025	2,500.0	384.2
March 23, 2016	Hui Cao	Qunar Beijing	6,600.0	1,014.4	None	Until repayment notice	6,600.0	1,014.4
March 23, 2016	Hui Wang	Qunar Beijing	4,400.0	676.3	None	Until repayment notice	4,400.0	676.3

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

Exclusive Option Agreements.  As consideration for our entering into the loan agreements described above, each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in the applicable consolidated affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the shareholder of relevant consolidated affiliated Chinese entity. The purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of such consolidated affiliated Chinese entities pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the shareholder of applicable consolidated affiliate Chinese entity.

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

In addition, we also enter into technical consulting and services agreements with our majority or wholly-owned subsidiaries of some of the consolidated affiliated Chinese entities, such as Chengdu Ctrip International, and these subsidiaries pay us service fees based on the level of services provided. The existence of such technical consulting and services agreements provides us with the enhanced ability to transfer economic benefits of these majority or wholly-owned subsidiaries of the consolidated affiliated Chinese entities to us in exchange for the services provided, and this is in addition to our existing ability to consolidate and extract the economic benefits of these majority or wholly-owned subsidiaries of the consolidated affiliated Chinese entities. For instance, the consolidated affiliated Chinese entities may cause the economic benefits to be channeled to them in the form of dividends, which then may be further consolidated and absorbed by us through the contractual arrangements described above.

Share Incentive Grants

Please refer to “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans.”

Employment Agreements

See “Item 6.B. Directors, Senior Management and Employees — Compensation.”

Commissions from Homeinns and BTG

In December 2016, in connection with our share exchange transaction with BTG and Homeinns, we exchanged our previously held equity interest in Homeinns for 22% equity interest of BTG. BTG had entered into agreements with us to provide hotel rooms for our customers. Total commissions from BTG amounted to RMB63 million (US$10 million) for the year ended December 31, 2017. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Commissions from Hanting and its affiliates

One of our hotel suppliers, China Lodging Group Limited, or Hanting, has a director in common with our company and a director who is a family member of one of our officers. Hanting has entered into agreements with us to provide hotel rooms for our customers. Total commissions Hanting paid us amounted to RMB77 million (US$12 million) for the year ended December 31, 2017. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Shareholders’ loan and interest to Skyseas

In 2014, through a series of transactions, we, Royal Caribbean Cruises Ltd., or RCL, and other shareholders formed Skysea Holding International Ltd., or Skysea, where RCL and we each owns 35% equity interest of Skysea. We and RCL each provided a loan in a principal amount of US$80 million to Skysea. We accounted for this investment in Skysea under the equity method. The loan provided to Skysea was recorded in long-term receivables due from related parties. In March 2018, we and RCL agreed to wind down the business of Skysea by the end of 2018. In 2017, based on the impairment assessment considering the operating results, market condition, and business updates, we had a provision of RMB536 million for the loan and receivable balance due from Skysea.

Commissions to LY.com

In April 2014, we purchased a minority stake of LY.com. We have entered into agreements to provide hotel rooms to LY.com. Total commissions to LY.com paid by us amounted to RMB70 million (US$11 million) for the year ended December 31, 2017.

Commissions to/from eLong

In May 2015, we acquired approximately 38% share capital of eLong, Inc. We subsequently participated as a member in the buying consortium in eLong, Inc. going-private transaction that was completed in May 2016. Total commissions to eLong paid by us amounted to RMB244 million (US$37 million) and eLong paid commissions to us amounted to RMB573 million (US$88 million) for the year ended December 31, 2017.

Commissions to Baidu

In October 2015, we completed a share exchange transaction with Baidu. We entered into various agreements with Baidu to promote our hotels, ticketing services and tour products on Baidu’s platform. We paid commissions to Baidu amounting to RMB80 million (US$12 million) in 2017. We also entered into marketing agreements with Baidu, for which we paid marketing service fee amounting to RMB38 million (US$6 million) in 2017.

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

We have received dividends from our subsidiaries, which have received consulting or other fees from our consolidated affiliated Chinese entities. In accordance with current Chinese laws and regulations, our subsidiaries and affiliated entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits for the year determined in accordance with Chinese accounting standards and regulations. Each of our subsidiaries and affiliated entities in China may stop allocations to its general reserve if such reserve has reached 50% of its registered capital. In addition, our subsidiaries in China, including Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network, are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends.

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

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market for the periods presented and all prices have been retroactively adjusted to reflect the current ADS to ordinary share ratio of one ADS to 0.125 of an ordinary share effective on December 1, 2015 for all periods presented. The closing price of our ADSs on April 20, 2018 was US$42.65 per ADS.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
2013	30.55	9.44
2014	34.87	17.98
2015	57.36	21.54
2016	49.62	35.50
2017	60.65	40.40
Quarterly Highs and Lows
First Quarter 2016	48.36	35.50
Second Quarter 2016	49.33	37.36
Third Quarter 2016	49.43	39.58
Fourth Quarter 2016	49.62	39.71
First Quarter 2017	50.37	40.40
Second Quarter 2017	58.58	46.64
Third Quarter 2017	60.65	48.62
Fourth Quarter 2017	56.46	42.65
First Quarter 2018	50.25	43.02
Monthly Highs and Lows
November 2017	49.23	44.55
December 2017	46.65	42.65
January 2018	49.10	44.45
February 2018	48.32	43.02
March 2018	50.25	43.90
April 2018 (through April 20, 2018)	46.76	42.36

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

Shareholder Rights Plan

On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on December 3, 2007. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from us one ordinary share at a price of US$700 per ordinary share, subject to adjustment. On August 7, 2014, we entered into a First Amendment and, subsequently on the same day, a Second Amendment to the Rights Agreement dated as of November 23, 2007 between the Bank of New York Mello and us. Through these two amendments, we (a) extended the term of our rights plan for another ten years and the Rights will expire on August 6, 2024, subject to the right of our board of directors to extend the rights plan for another ten years prior to its expiration; and (b) modified the trigger threshold of the Rights to allow more flexibility. Specifically, shareholders who file or are entitled to file beneficial ownership statement on Schedule 13G pursuant to Rule 13d-1(b)(1) of the Exchange Act, typically institutional investors with no intention to acquire control of the issuer, will be able to beneficially own up to 20% of our total outstanding shares before the Rights are triggered, while all other shareholders must maintain their beneficial ownership at a level below 10% of our total outstanding shares before the Rights are triggered, among other things. Certain named shareholders are defined as “Exempted Person” under the currently effective rights plan as long as their beneficial ownership do not exceed 10% of our total outstanding shares. On May 29, 2015, October 26, 2015 and December 23, 2015, we entered into a Third Amendment, a Fourth Amendment and a Fifth Amendment to the Rights Agreement with the Bank of New York Mellon, respectively, for the purposes of amending the definition of “Exempted Person.” Accordingly, in so far as Priceline Group and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person (excluding the number of our ADSs or the ordinary shares that are beneficially owned by Priceline and any of its subsidiaries due to any such entity’s ownership or conversion of that certain note issued by us pursuant to a convertible note purchase agreement dated December 9, 2015 between a subsidiary of Priceline Group and us) at all times does not exceed fifteen percent (15%) of the ordinary shares then outstanding in the aggregate and in so far as Baidu and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person at all times does not exceed twenty-seven percent (27%) of the ordinary shares then outstanding in the aggregate.

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

For details of our board committees, see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Board of Directors.”

C.                                    Material Contracts

Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company” and “Item 7.B. — Major Shareholders and Related Party Transactions — Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report: (i) an underwriting agreement dated September 7, 2016 among Ctrip.com International, Ltd., J.P. Morgan Securities LLC and Morgan Stanley & Co International plc for the issuance of 28,500,000 ADSs, (ii) a purchase agreement dated September 7, 2016 among Ctrip.com International, Ltd., J.P. Morgan Securities LLC and Morgan Stanley & Co International plc for the issuance of US$975 million 1.25% convertible senior notes due 2022, (iii) an indenture dated September 12, 2016 constituting US$975 million 1.25% convertible senior notes due 2022, (iv) a subscription agreement dated September 6, 2016 between Ctrip.com International, Ltd. and Baidu Holdings Limited for the subscription of ordinary shares in the amount of US$100 million, (v) an agreement dated November 23, 2016 among Ctrip.com International, Ltd. and the sellers stated therein for the purchase and sale of shares of Skyscanner, (vi) a subscription agreement for private placement shares of China Eastern Airlines Corporation Limited dated June 27, 2016 between China Eastern Airlines Corporation Limited and Shanghai Licheng Information Technology Co., Ltd., an indirect subsidiary of Ctrip, for the private placement of A shares of China Eastern Airlines Corporation Limited in the amount of approximately RMB3 billion; (vii) a €980 million term loan agreement dated June 8, 2017 among Ctrip.com International, Ltd. (as borrower), Bank of China (as sole mandated lead arranger), Industrial and Commercial Bank of China, Shanghai Branch and Shanghai Pudong Development Bank, Shanghai Branch (as joint lead arrangers), Bank of China, Shanghai Branch (as agent), Bank of China, Shanghai Changning Sub-branch (as guarantee agent), and certain lenders.

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

We have received an undertaking from the Governor in Council of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1995 Revision) of the Cayman Islands, for a period of 20 years from 14 March, 2000, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our company or (ii) by way of the withholding in whole or in part of any payment of dividend or other distribution of income or capital by our company to our members or any payment of principal or interest or other sums due under a debenture or other obligation of our company.

PRC Taxation

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% may be imposed on dividends that non-PRC resident enterprise holders of our ADSs receive from us and on gains realized on their sale or other disposition of ADSs, if such income is considered as income derived from within China. See “Item 3.D. Key Information — Risk factors — Risks Related to Our Corporate Structure — Our subsidiaries and consolidated affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon the provisions of the Code and regulations, rulings and decisions thereunder as of the date hereof, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the United States Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

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

As used in this section, “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that for United States federal income tax purposes is,

·                  an individual who is a citizen or resident of the United States;

·                  a corporation (or other entity subject to tax as a corporation) organized under the laws of the United States, any State or the District of Columbia;

·                  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

·                  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial trust decisions or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

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

With respect to individuals and other non-corporate U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of an income tax treaty with the United States that the United States Treasury has determined is satisfactory for purposes of the rules applicable to qualified dividends and that includes an exchange of information program, (2) we are neither a passive foreign investment company, nor are treated as such with respect to you (as discussed below) for our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as are our ADSs (but not our ordinary shares). Moreover, if we are treated as a “resident enterprise” for PRC tax purposes under its EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisor regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

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

Passive Foreign Investment Company Rules

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2017. The application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination as to whether we are a PFIC after the close of each taxable year. Accordingly, we cannot assure you of our PFIC status for our current taxable year ending December 31, 2018 or for any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

·                  at least 75% of its gross income is passive income; or

·                  at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination after the close of each year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2018 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

Although the law in this regard is not entirely clear, we treat our consolidated affiliated Chinese entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated Chinese entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2018 and for subsequent taxable years.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Under these special tax rules:

·                  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

·                  the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

·                  the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for you for such year and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk.  Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks, interest rates associated with the issuance of the 2017 Notes, the 2018 Notes, the 2020 Notes, the 2025 Notes, the 2022 Notes, the 2019 Priceline Notes, the 2020 Priceline Notes, the 2025 Priceline Notes, the 2022 Priceline Notes and the 2025 Hillhouse Notes. For information about these notes, see “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.” We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance as of December 31, 2017, a one basis point decrease in interest rates would result in approximately a RMB3 million (US$0.5 million) decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

Foreign Exchange Risk.  We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while the majority of our revenues are denominated in Renminbi. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar-denominated assets. We have used forward contracts and currency borrowings to hedge our exposure to foreign currency risk. For the year ended December 31, 2017, foreign exchange gains accounted for approximately 22% of our net income. As of December 31, 2017, a 1% strengthening/weakening of Renminbi against U.S. dollars would have increased/decreased our net income by 0.5%. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Future movements in exchange rates between the U.S. dollars and Renminbi may adversely affect the value of our ADSs.”

Investment Risk.  As of December 31, 2017, our equity investments, including marketable securities, totaled US$933 million. We periodically review our investments for impairment. Unrealized gains on transactions between the affiliated entity and us are eliminated to the extent of our interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We are unable to control these factors and an impairment charge recognized by us will impact our operating results and financial position.

In December 2016, in connection with our share exchange transaction with BTG and Homeinns, we exchanged our previously held equity interest in Homeinns for 22% equity interest of BTG and recognized a gain of RMB1.4 billion. If BTG experiences a net loss in the future, we will share its net loss proportionate to our equity interest. In May 2015, we acquired approximately 38% share capital of eLong, Inc. In May 2016, eLong, Inc. completed its going-private transaction and merger with eLong. After the transaction, we applies equity method for our ordinary share investment in eLong on a one-quarter-lag basis, and the preferred shares in eLong are classified as available-for-sale debt securities. If eLong incurs a net loss in the future, we will share its net loss proportionate to our equity interest in it.

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

Persons depositing or withdrawing shares must pay:	For:

$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	· Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

· Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$ 0.02 (or less) per ADS	· Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	· Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$ 0.02 (or less) per ADSs per calendar year	· Depositary services

Registration or transfer fees	· Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	· Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

· Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	· As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	· As necessary

Fees and Payments from the Depositary to Us

We expect to receive from the depositary a reimbursement of approximately US$1 million, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2017. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.

PART II.

ITEM 13.                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The following “Use of Proceeds” information relates to:

·                  The registration statement on Form F-3 (File Number: 333-208399), together with the prospectus supplement to register additional securities that became effective immediately upon filing on September 7, 2016, for our public offering of 28,500,000 ADSs representing 3,562,500 ordinary shares and the underwriters’ full exercise of their over-allotment option to purchase an additional 4,275,000 ADSs representing 534,375 ordinary shares, or the 2016 ADS Offering. J.P. Morgan Securities LLC and Morgan Stanley & Co. International plc acted as underwriters in the 2016 ADS Offering.

We received net proceeds of approximately US$1.5 billion from our 2016 ADS Offering. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our 2016 ADS Offering totaled approximately US$35 million, which included approximately US$34 million for underwriting discounts and commissions and approximately US$1 million for other expenses.

As of December 31, 2017, we have used up the net proceeds from our 2016 ADS Offering, mainly for the globalization strategy. See “Item 4.B. Infor mation on the Company — Business Overview — Strategic Investments and Acquisitions.”

ITEM 15.                 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule  13a-15(b) under the Exchange Act, our management, including our chief executive officer, Jane Jie Sun, and our chief financial officer, Cindy Xiaofan Wang, has performed an assessment of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that assessment, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2017.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2017 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2017, as stated in a report they issued regarding the same.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2017, as stated in their report that appears on page F-2 of this annual report.

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

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Directors, Senior Management and Employees — Board Practices.”

ITEM 16B.        CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, financial controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our annual report on Form 20-F for our fiscal year 2003, and posted the code on our investor relations website at ir.ctrip.com. On March 3, 2009, our board of directors approved amendments to our code of ethics and on July 13, 2012, the code of ethics was further amended and restated by our board of directors. We have filed our amended and restated code of business conduct and ethics as an exhibit to our annual report on Form 20-F for our fiscal year 2012, and posted the amended and restated code on our investor relations website at ir.ctrip.com. On October 31, 2017, our board of directors approved our further amended and restated code of business conduct and ethics. We are filing our amended and restated code of business conduct and ethics as Exhibit 11.1 to this annual report on Form 20-F. You can also find the amended and restated code of business conduct and ethics on our investor relations website at ir.ctrip.com.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal accountant, for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Audit Fees (1)	15,644,170	16,630,916	2,556,125
Audit Related Fees (2)	3,300,000	513,050	78,854
Tax Fees (3)	2,387,476	4,812,771	739,709
All Other Fees (4)	—	9,000	1,383

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

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.        PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 30, 2008 and September 30, 2008, our board of directors and shareholders respectively approved a share repurchase plan, or the 2008 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$15 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our capital. On September 30, 2011, our board of directors approved an additional share repurchase plan, or the 2011 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of US$100 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. On June 13, 2012, our board of directors approved an additional share repurchase plan, or the 2012 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$300 million by a repurchase of corresponding ordinary shares from the depositary. On April 3, 2014, our board of directors approved an additional share repurchase plan, or the 2014 Repurchase Plan (together with the 2008 Repurchase Plan, the 2011 Repurchase Plan and the 2012 Repurchase Plan, the “Plans”), pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$600 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. The 2008 Repurchase Plan, the 2011 Repurchase Plan and the 2012 Repurchase Plan were completed prior to the beginning of the period covered by the table below. Under the 2014 Repurchase Plan, we were authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions, in the their judgment, warrant, in accordance with all applicable requirements of Rule 10b-18 under the Exchange Act and on the terms set out in the resolutions of our board of directors approving such share repurchase. As of the date of this annual report on Form 20-F, we purchased approximately 42 million ADSs with a total consideration of approximately US$510 million from the open market under the Plans.

Period	Total Number of ADS Purchased	Average Price Paid Per ADS (1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
January 1 to January 31, 2017	—	US$	N/A	—	US$	505,310,115
February 1 to February 28, 2017	—	US$	N/A	—	US$	505,310,115
March 1 to March 31, 2017	—	US$	N/A	—	US$	505,310,115
April 1 to April 30, 2017	—	US$	N/A	—	US$	505,310,115
May 1 to May 31, 2017	—	US$	N/A	—	US$	505,310,115
June 1 to June 30, 2017	—	US$	N/A	—	US$	505,310,115
July 1 to July 31, 2017	—	US$	N/A	—	US$	505,310,115
August 1 to August 31, 2017	—	US$	N/A	—	US$	505,310,115
September 1 to September 30, 2017	—	US$	N/A	—	US$	505,310,115
October 1 to October 31, 2017	—	US$	N/A	—	US$	505,310,115
November 1 to November 30, 2017	—	US$	N/A	—	US$	505,310,115
December 1 to December 31, 2017	—	US$	N/A	—	US$	505,310,115
Total	—	US$	N/A	—	US$	505,310,115

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
1.1

Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

1.2

Amendment to the Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. adopted by the shareholders of Ctrip.com International, Ltd. on October 17, 2006 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 17, 2006)

1.3

Amendment to the Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. adopted by the shareholders of Ctrip.com International, Ltd. on October 26, 2012 (incorporated by reference to Exhibit 1.3 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

1.4

Second Amended and Restated Memorandum and Articles of Association of Ctrip.com International, Ltd. adopted by the shareholders of Ctrip.com International, Ltd. on December 21, 2015 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 23, 2015)

2.1

Specimen American Depositary Receipt of Ctrip.com International, Ltd. (incorporated by reference to the prospectus dated January 25, 2010 as part of the Registration Statement on Form F-6 (File no. 333-145167) filed with the Securities and Exchange Commission on August 6, 2007)

2.2

Specimen Stock Certificate of Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 25, 2003)

2.3

Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2007)

2.4

First Amendment to the Rights Agreement dated as of August 7, 2014 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)

2.5

Second Amendment to the Rights Agreement dated as of August 7, 2014 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)

2.6

Third Amendment to the Rights Agreement dated as of May 29, 2015 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on June 4, 2015)

2.7

Fourth Amendment to the Rights Agreement dated as of October 26, 2015 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on October 27, 2015)

2.8

Fifth Amendment to the Rights Agreement dated as of December 23, 2015 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on December 23, 2015)

2.9

Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among Ctrip.com International, Ltd., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.1

Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-110455) and Exhibit 10.23 to our Registration Statement on Form F-2 (File No. 333-121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3

Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4

Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5

Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F (File No. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.6

Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7*

Translation of Executed Form of Technical Consulting and Services Agreement between a wholly-owned subsidiary of the Registrant and a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed technical consulting and services agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.8*

Translation of Executed Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and shareholders of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.9*

Translation of Executed Form of Exclusive Call Option Agreement among a wholly-owned subsidiary of the Registrant, a consolidated affiliated Chinese entity of the Registrant and a shareholder of the consolidated affiliated Chinese entity, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.10*

Translation of Executed Form of Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed share pledge agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.11*

Translation of Executed Form of Power of Attorney by a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed power of attorney adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.12

Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13

Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.14

Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.15

Ctrip.com International, Ltd. 2007 Share Incentive Plan, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.16

Purchase Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(B) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.17

Registration Rights Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(C) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.18

Subscription Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(A) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.19

Share Purchase Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and the selling shareholders named therein (incorporated by reference to Exhibit 99.(B) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.20

Investor and Registration Rights Agreement dated March 12 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (incorporated by reference to Exhibit 99.(C) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.21

Translation of Construction Contract as of February 2012 between Chengdu Ctrip Information Technology Co., Ltd. and Hunan No. 1 Engineering Co., Ltd. (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.22

Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.23

Indenture dated September 24, 2012 constituting US$180.0 million 0.50% Convertible Senior Notes due 2017 (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

4.24

Indenture dated October 17, 2013 constituting US$800.0 million 1.25% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 4.32 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 28, 2014)

4.25

Convertible Note Purchase Agreement dated August 7, 2014 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. for the issuance and purchase of US$500 million 1.00% convertible note due 2019 (incorporated by reference to Exhibit 2 to Schedule 13D (File No. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on September 29, 2014)

4.26

The Secured Credit Agreement dated December 29, 2014 between Ctrip Investment Holding Ltd and Exquisite Marine Ltd. (incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2015)

4.27

Share Purchase Agreement for the acquisition of certain shares of eLong dated May 22, 2015 between Ctrip.com International, Ltd., C-Travel International Limited, Keystone Lodging Holdings Limited, Plateno Group Limited, Luxuriant Holdings Limited, Expedia, Inc. and Expedia Asia Pacific — Alpha Limited. (incorporated by reference to Exhibit B to Schedule 13D (File No. 005-80401) filed by Ctrip.com International, Ltd. with the Securities and Exchange Commission on June 1, 2015)

4.28

Right of First Refusal Agreement dated May 22, 2015 by and between C-Travel International Limited and Keystone Lodging Holdings Limited (incorporated by reference to Exhibit D to Schedule 13D (File No. 005-80401) filed by Ctrip.com International, Ltd. with the Securities and Exchange Commission on June 1, 2015)

4.29

Convertible Note Purchase Agreement dated May 26, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. for the issuance and purchase of US$250 million 1.00% convertible note due 2020 (incorporated by reference to Exhibit 1 to Schedule 13D/A (File No. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on May 29, 2015)

4.30

Purchase Agreement dated June 18, 2015 between Ctrip.com International, Ltd. and J.P. Morgan Securities LLC for the issuance of US$700 million 1.00% Convertible Senior Notes due 2020 and US$400 million 1.99% Convertible Senior Notes due 2025 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.31

Indenture dated June 24, 2015 constituting US$700 million 1.00% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.32

Indenture dated June 24, 2015 constituting US$400 million 1.99% Convertible Senior Notes due 2025 (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.33

Share Exchange Agreement dated as of October 24, 2015 among Baidu, Inc., Baidu Holdings Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 2 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.34

Standstill Agreement dated as of October 26, 2015 between Baidu, Inc. and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.35

Registration Rights Agreement dated as of October 26, 2015 between Baidu Holdings Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.36

Convertible Note Purchase Agreement dated December 9, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. for the issuance and purchase of US$500 million 2.00% convertible note due 2025 (incorporated by reference to Exhibit 1 to Schedule 13D/A (File No. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on December 14, 2015)

4.37

Third Amended and Restated Standstill Agreement dated December 9, 2015 between Ctrip.com International, Ltd. and The Priceline Group Inc. (incorporated by reference to Exhibit 2 to Schedule 13D/A (File No. 005-79455) filed by The Priceline Group Inc. with the Securities and Exchange Commission on December 14, 2015)

4.38

Convertible Note Purchase Agreement dated December 9, 2015 among Ctrip.com International, Ltd., Gaoling Fund, L.P. and YHG Investment, L.P. for the issuance and purchase of US$500 million 2.00% convertible notes due 2025 (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.39

Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards dated December 9, 2015 between Ctrip.com International, Ltd. and Qunar Cayman Islands Limited (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.40

Restated Exclusive Technical Consulting and Services Agreement dated March 23, 2016 between Beijing Qu Na Information Technology Co., Ltd. and Beijing Qunar Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.41

Loan Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.42

Equity Option Agreement dated March 23, 2016 among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Co., Ltd., Hui Cao, Hui Wang and Beijing Qu Na Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.43

Equity Interest Pledge Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.44

Power of Attorney by Hui Cao and Hui Wang dated March 23, 2016 (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.45

Form of Underwriting Agreement dated September 7, 2016 among Ctrip.com International, Ltd., J.P. Morgan Securities LLC and Morgan Stanley & Co International plc for the issuance of 28,500,000 ADSs (incorporated by reference to Exhibit 1.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 6, 2016)

4.46

Purchase Agreement dated September 7, 2016 among Ctrip.com International, Ltd., J.P. Morgan Securities LLC and Morgan Stanley & Co International plc for the issuance of US$975 million 1.25% convertible senior notes due 2022 (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017)

4.47

Indenture dated September 12, 2016 constituting US$975 million 1.25% convertible senior notes due 2022 (incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017)

4.48

Subscription Agreement dated September 6, 2016 between Ctrip.com International, Ltd. and Baidu Holdings Limited for the subscription of our ordinary shares in the amount of US$100 million (incorporated by reference to Exhibit 4.48 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017)

4.49

Agreement dated November 23, 2016 among Ctrip.com International, Ltd. and the sellers stated therein for the purchase and sale of shares of Skyscanner (incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017)

4.50

Translation of Subscription Agreement for Private Placement Shares of China Eastern Airlines Corporation Limited dated June 27, 2016 between China Eastern Airlines Corporation Limited and Shanghai Licheng Information Technology Co., Ltd., an indirect subsidiary of Ctrip.com International, Ltd., for the private placement of A shares of China Eastern Airlines Corporation Limited in the amount of approximately RMB3 billion (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017)

4.51*

English summary of €980 Million Term Loan Agreement dated June 8, 2017 among Ctrip.com International, Ltd. (as borrower), Bank of China (as sole mandated lead arranger), Industrial and Commercial Bank of China, Shanghai Branch and Shanghai Pudong Development Bank, Shanghai Branch (as joint lead arrangers), Bank of China, Shanghai Branch (as agent), Bank of China, Shanghai Changning Sub-branch (as guarantee agent), and certain lenders

4.52

Ctrip.com International, Ltd. Global Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (File No. 333-218899) filed with the Securities and Exchange Commission on June 22, 2017)

8.1*	List of Significant Consolidated Entities of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant, as amended and restated as of October 31, 2017
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 23, 2018

CTRIP.COM INTERNATIONAL, LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ctrip.com International, Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ctrip.com International, Ltd. and its subsidiaries (the “Company”) as of December 31, 2017 and December 31, 2016, and the related consolidated statements of income/(loss) and comprehensive income/(loss), shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 23, 2018

We have served as the Company’s auditor since 2003.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Revenues:
Accommodation reservation	4,616,649,394	7,308,958,863	9,517,374,339	1,462,793,652
Transportation ticketing	4,453,885,749	8,826,516,571	12,221,029,997	1,878,337,918
Packaged-tour	1,667,945,350	2,310,198,894	2,970,383,429	456,539,574
Corporate travel	473,245,440	608,122,125	753,218,904	115,767,626
Others	285,220,475	734,290,185	1,514,978,795	232,847,977
Total revenues	11,496,946,408	19,788,086,638	26,976,985,464	4,146,286,747
Less: Sales tax and surcharges	(599,378,347)	(559,646,824)	(197,354,446)	(30,332,823)
Net revenues	10,897,568,061	19,228,439,814	26,779,631,018	4,115,953,924

Cost of revenues	(3,043,439,819)	(4,729,750,192)	(4,678,209,103)	(719,027,574)

Gross profit	7,854,128,242	14,498,689,622	22,101,421,915	3,396,926,350

Operating expenses:
Product development	(3,296,692,936)	(7,687,421,506)	(8,259,232,508)	(1,269,420,793)
Sales and marketing	(3,087,989,953)	(5,860,927,432)	(8,294,186,482)	(1,274,793,121)
General and administrative	(1,088,402,408)	(2,518,819,170)	(2,621,832,381)	(402,968,259)
Total operating expenses	(7,473,085,297)	(16,067,168,108)	(19,175,251,371)	(2,947,182,173)
Income/(loss) from operations	381,042,945	(1,568,478,486)	2,926,170,544	449,744,177

Interest income	445,767,036	567,144,610	987,610,015	151,792,880
Interest expense	(302,425,829)	(731,922,838)	(1,286,284,010)	(197,698,232)
Other income /(expense)	2,480,979,830	(26,848,287)	878,998,137	135,099,540
Income/(loss) before income tax expense, equity in income of affiliates and non-controlling interests	3,005,363,982	(1,760,105,001)	3,506,494,686	538,938,365

Income tax expense	(470,188,423)	(478,009,033)	(1,280,523,340)	(196,812,834)
Equity in income / (loss) of affiliates	(135,780,312)	601,883,179	(65,116,066)	(10,008,156)
Net income/(loss)	2,399,395,247	(1,636,230,855)	2,160,855,280	332,117,375

Net loss/(income) attributable to non-controlling interests	108,260,637	205,527,660	(18,843,743)	(2,896,230)
Net income/(loss) attributable to Ctrip.com International, Ltd.	2,507,655,884	(1,430,703,195)	2,142,011,537	329,221,145

Net income/(loss)	2,399,395,247	(1,636,230,855)	2,160,855,280	332,117,375
Other comprehensive income:
Foreign currency translation	(489,917,917)	(323,581,599)	723,330,274	111,173,828
Unrealized securities holding gains, net of tax	606,415,822	914,529,809	4,685,544,158	720,154,951
Reclassification adjustment for net gain recognized on disposal of available-for-sale investments	—	(140,651,759)	(39,951,298)	(6,140,402)
Total comprehensive income/(loss)	2,515,893,152	(1,185,934,404)	7,529,778,414	1,157,305,752

Comprehensive loss/(income) attributable to non-controlling interests	108,260,637	205,527,660	(18,843,743)	(2,896,230)
Comprehensive income/(loss) attributable to Ctrip.com International, Ltd.	2,624,153,789	(980,406,744)	7,510,934,671	1,154,409,522

Earnings/(loss) per ordinary share
— Basic	66.34	(24.18)	32.31	4.97
— Diluted	56.85	(24.18)	30.57	4.70

Earnings/(loss) per ADS
— Basic	8.29	(3.02)	4.04	0.62
— Diluted	7.11	(3.02)	3.82	0.59

Weighted average ordinary shares outstanding
— Basic shares	37,797,698	59,166,582	66,300,808	66,300,808
— Diluted shares	47,375,248	59,166,582	71,775,893	71,775,893

Share-based compensation included in Operating expense above is as follows:
Product development	291,642,931	2,079,514,506	1,012,746,515	155,656,289
Sales and marketing	65,574,256	392,641,663	185,785,599	28,554,724
General and administrative	285,379,287	1,087,562,537	635,279,991	97,640,747

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

	2016	2017	2017
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	18,434,681,251	18,242,991,687	2,803,896,483
Restricted cash	1,744,490,307	1,748,796,431	268,785,090
Short-term investments	14,112,862,288	28,129,938,110	4,323,492,324
Accounts receivable, net	4,624,818,322	4,559,052,701	700,713,570
Due from related parties	787,603,986	373,776,048	57,448,327
Prepayments and other current assets	6,206,985,686	6,172,265,172	948,659,787
Total current assets	45,911,441,840	59,226,820,149	9,102,995,581

Long-term deposits and prepayments	1,147,279,197	839,920,256	129,093,380
Long-term loan receivable	215,673,057	19,000,000	2,920,247
Long-term receivables due from related parties	599,913,241	218,353,359	33,560,296
Land use rights	99,544,772	96,761,364	14,871,949
Property, equipment and software	5,591,960,081	5,615,500,429	863,086,613
Investments	20,532,822,365	25,573,785,268	3,930,618,826
Goodwill	56,015,185,590	56,246,051,292	8,644,859,796
Intangible assets	13,924,769,931	13,750,315,921	2,113,384,861
Deferred tax assets	375,311,594	461,969,275	71,003,377
Total assets	144,413,901,668	162,048,477,313	24,906,394,926

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	6,887,309,589	16,316,282,473	2,507,766,699
Accounts payable	7,278,791,082	7,459,203,252	1,146,458,548
Due to related parties	837,421,345	418,500,869	64,322,406
Salary and welfare payable	2,508,430,757	3,464,692,073	532,513,421
Taxes payable	1,084,241,429	927,463,089	142,548,467
Advances from customers	8,190,840,057	7,867,532,529	1,209,217,609
Accrued liability for customer reward program	658,170,680	609,621,643	93,697,131
Other payables and accruals	2,849,821,247	5,096,636,473	783,338,681
Total current liabilities	30,295,026,186	42,159,932,401	6,479,862,962

Deferred tax liabilities	3,607,882,808	3,847,440,251	591,340,739
Long-term Debt	34,650,673,553	29,220,254,767	4,491,070,926
Other long-term Liabilities	339,566,619	347,820,491	53,459,031

Total liabilities	68,893,149,166	75,575,447,910	11,615,733,658

Commitments and contingencies (Note 20)

Shareholders’ equity
Share capital (US$0.01 par value; 175,000,000 shares authorized, issued shares as of December 31, 2016 and 2017: 67,402,721 and 70,529,793; outstanding shares as of December 31, 2016 and 2017: 64,155,412 and 67,600,654)	4,960,354	5,173,301	795,122
Additional paid-in capital	65,819,998,701	71,341,098,032	10,964,926,000
Statutory reserves	237,495,820	383,623,583	58,961,865
Accumulated other comprehensive income	1,010,373,732	6,379,296,866	980,479,976
Retained earnings	6,699,580,613	8,695,442,393	1,336,465,025
Less: Treasury stock (3,247,309 and 2,929,139 shares as of December 31, 2016 and 2017, respectively.)	(2,235,574,510)	(2,110,820,623)	(324,427,189)
Total Ctrip.com International, Ltd. shareholders’ equity	71,536,834,710	84,693,813,552	13,017,200,799

Non-controlling interests	3,983,917,792	1,779,215,851	273,460,469

Total shareholders’ equity	75,520,752,502	86,473,029,403	13,290,661,268

Total liabilities and shareholders’ equity	144,413,901,668	162,048,477,313	24,906,394,926

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	Ordinary shares (US$0.01 par value)				Accumulated		Number		Total Ctrip.com International,
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	of Treasury	Treasury	Ltd. shareholders’	Non- controlling	Total shareholders’
	issued	value	capital	reserves	income/(loss)	earnings	stock	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2014	35,146,982	3,085,272	4,828,021,816	134,098,747	443,579,376	5,726,024,997	(3,323,262)	(1,605,630,913)	9,529,179,295	848,548,293	10,377,727,588
Issuance of common stock pursuant to share incentive plan	777,846	48,673	207,980,247	—	—	—	—	—	208,028,920	—	208,028,920
Share-based compensation	—	—	642,596,474	—	—	—	—	—	642,596,474	—	642,596,474
Appropriations to statutory reserves	—	—	—	34,842,222	—	(34,842,222)	—	—	—	—	—
Repurchasing common stock	(498,561)	—	—	—	—	—	(498,561)	(872,290,891)	(872,290,891)	—	(872,290,891)
Foreign currency translation adjustments	—	—	—	—	(489,917,917)	—	—	—	(489,917,917)	—	(489,917,917)
Unrealized securities holding gains	—	—	—	—	606,415,822	—	—	—	606,415,822	—	606,415,822
Purchasing of Purchased Call Option	—	—	(805,504,000)	—	—	—	—	—	(805,504,000)	—	(805,504,000)
Sale of Issued Warrants	—	—	523,404,000	—	—	—	—	—	523,404,000	—	523,404,000
Early Conversion of Convertible Notes	244,466	—	13,979,289	—	—	—	244,466	104,994,432	118,973,721	—	118,973,721
Net income / (loss)	—	—	—	—	—	2,507,655,884	—	—	2,507,655,884	(108,260,637)	2,399,395,247
Disposal of shares of subsidiaries	—	—	15,824,133	—	—	—	—	—	15,824,133	(747,801,153)	(731,977,020)
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	966,486,957	966,486,957
Acquisition of additional stake in subsidiaries	—	—	(10,078,392)	—	—	—	—	—	(10,078,392)	(36,158,510)	(46,236,902)
Business combinations	15,468,816	985,530	32,540,379,845	—	—	—	—	—	32,541,365,375	18,211,383,297	50,752,748,672
Share issuance for the investments	27,679	1,770	35,075,540	—	—	—	—	—	35,077,310	—	35,077,310
Balance as of December 31, 2015	51,167,228	4,121,245	37,991,678,952	168,940,969	560,077,281	8,198,838,659	(3,577,357)	(2,372,927,372)	44,550,729,734	19,134,198,247	63,684,927,981

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	Ordinary shares (US$0.01 par value)				Accumulated		Number		Total Ctrip.com International,
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	of Treasury	Treasury	Ltd. shareholders’	Non- controlling	Total shareholders’
	issued	value	capital	reserves	income/(loss)	earnings	stock	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Issuance of ordinary shares for the exercise of stock options	796,582	52,744	197,628,625	—	—	—	—	—	197,681,369	—	197,681,369
Share-based compensation	—	—	3,559,718,706	—	—	—	—	—	3,559,718,706	—	3,559,718,706
Appropriations to statutory reserves	—	—	—	68,554,851	—	(68,554,851)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(323,581,599)	—	—	—	(323,581,599)	—	(323,581,599)
Unrealized securities holding gains	—	—	—	—	914,529,809	—	—	—	914,529,809	—	914,529,809
Disposal of available-for-sale investment	—	—	—	—	(140,651,759)	—	—	—	(140,651,759)	—	(140,651,759)
Early Conversion of Convertible Notes	330,048	—	29,400,802	—	—	—	330,048	137,352,862	166,753,664	—	166,753,664
Net income / (loss)	—	—	—	—	—	(1,430,703,195)	—	—	(1,430,703,195)	(205,527,660)	(1,636,230,855)
Issuance of ordinary shares, net of issuance costs	4,436,844	295,871	10,652,275,264	—	—	—	—	—	10,652,571,135	—	10,652,571,135
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	135,359,483	135,359,483
Issuance of ordinary shares for settlement of Convertible Notes	1,044,805	67,680	2,438,050,267	—	—	—	—	—	2,438,117,947	—	2,438,117,947
Disposal of shares in subsidiaries	—	—	—	—	—	—	—	—	—	(3,289,000)	(3,289,000)
Acquisition of additional shares in subsidiaries	5,407,787	355,697	8,969,187,969	—	—	—	—	—	8,969,543,666	(15,501,696,332)	(6,532,152,666)
Business combination	972,118	67,117	1,982,058,116	—	—	—	—	—	1,982,125,233	424,873,054	2,406,998,287

Balance as of December 31, 2016	64,155,412	4,960,354	65,819,998,701	237,495,820	1,010,373,732	6,699,580,613	(3,247,309)	(2,235,574,510)	71,536,834,710	3,983,917,792	75,520,752,502

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	Ordinary shares (US$0.01 par value)				Accumulated		Number		Total Ctrip.com International,
	Number of shares	Par	Additional paid-in	Statutory	other comprehensive	Retained	of Treasury	Treasury	Ltd. shareholders’	Non- controlling	Total shareholders’
	issued	value	capital	reserves	income/(loss)	earnings	stock	stock	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Issuance of ordinary shares for the exercise of stock options	1,639,073	111,181	620,507,559	—	—	—	—	—	620,618,740	—	620,618,740
Share-based compensation	—	—	1,833,812,105	—	—	—	—	—	1,833,812,105	—	1,833,812,105
Appropriations to statutory reserves	—	—	—	146,149,757	—	(146,149,757)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	723,330,274	—	—	—	723,330,274	—	723,330,274
Unrealized securities holding gains	—	—	—	—	4,685,544,158	—	—	—	4,685,544,158	—	4,685,544,158
Disposal of available-for-sale investment	—	—	—	—	(39,951,298)	—	—	—	(39,951,298)	—	(39,951,298)
Early Termination of call option	—	—	650,246,133	—	—	—	—	—	650,246,133	—	650,246,133
Issuance of ordinary shares for early Conversion of Convertible Notes	1,043,375	71,236	2,233,606,836	—	—	—	—	—	2,233,678,072	—	2,233,678,072
Early Conversion of Convertible Notes	318,170		37,328,056	—	—	—	318,170	124,753,887	162,081,943	—	162,081,943
Net income / (loss)	—	—	—	—	—	2,142,011,537	—	—	2,142,011,537	18,843,743	2,160,855,280
Disposal of shares in subsidiaries	—	—	—	(21,994)	—	—	—	—	(21,994)	—	(21,994)
Acquisition of additional shares in subsidiaries	444,624	30,530	145,598,642	—	—	—	—	—	145,629,172	(2,457,561,946)	(2,311,932,774)
Business combination	—	—	—	—	—	—	—	—	—	234,016,262	234,016,262

Balance as of December 31, 2017	67,600,654	5,173,301	71,341,098,032	383,623,583	6,379,296,866	8,695,442,393	(2,929,139)	(2,110,820,623)	84,693,813,552	1,779,215,851	86,473,029,403

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income /(loss)	2,399,395,247	(1,636,230,855)	2,160,855,280	332,117,375
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	642,596,474	3,559,718,706	1,833,812,105	281,851,760
Equity in (income) / loss of affiliates	135,780,312	(601,883,179)	65,116,066	10,008,156
Gain on deconsolidation of subsidiaries	(2,294,451,702)	(252,000)	—	—
Loss from disposal of property, equipment and software	33,986,560	8,871,987	52,136,323	8,013,206
Gain on disposal of cost method investment	—	(149,066,258)	(1,374,462,407)	(211,251,004)
Gain on disposal of available-for-sale investment	—	(140,651,759)	(39,951,298)	(6,140,402)
Gain on disposal of equity method investment	—	—	(2,234,593)	(343,451)
Gain from disposal of a subsidiary	—	—	(11,412,387)	(1,754,052)
Impairments of cost method investment	—	11,628,980	139,271,481	21,405,634
Impairments of available-for-sale investment	—	36,357,902	271,707,804	41,760,725
Provision/impairment related to an equity method investment	—	—	967,395,005	148,685,890
Provision for doubtful accounts	32,080,786	32,339,617	97,944,278	15,053,760
Depreciation of property, equipment and software	255,966,352	461,391,147	489,801,100	75,281,051
Amortization of intangible assets and land use rights	60,247,658	257,444,573	393,400,562	60,464,559
Deferred income tax expenses/(benefits)	86,464,693	23,475,428	(171,901,260)	(26,420,740)
Changes in current assets and liabilities, net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions, net of deconsolidations:
Increase in accounts receivable	(1,002,531,319)	(1,332,377,049)	(34,728,011)	(5,337,598)
(Increase) /Decrease in due from related parties	(81,376,345)	(601,601,918)	259,038,434	39,813,478
(Increase) /Decrease in prepayments and other current assets	(2,224,053,491)	591,425,514	409,868,886	62,995,694
(Increase) /Decrease in long-term receivables	(381,458,105)	75,371,314	44,829,270	6,890,133
Increase in accounts payable	2,098,144,678	1,251,267,578	171,091,615	26,296,300
Increase /(Decrease) in due to related parties	236,779,810	583,479,889	(359,234,745)	(55,213,369)
Increase in salary and welfare payable	271,783,211	1,259,133,720	953,728,427	146,585,375
Increase /(Decrease) in taxes payable	281,472,256	(778,280,444)	(139,705,838)	(21,472,394)
Increase /(Decrease) in advances from customers	2,056,500,006	2,270,992,194	(340,573,384)	(52,345,171)
Increase /(Decrease) in accrued liability for customer reward program	162,493,908	64,823,864	(48,549,037)	(7,461,850)
Increase in other payables and accruals	278,988,927	25,351,540	1,281,617,550	196,981,013

Net cash provided by operating activities	3,048,809,916	5,272,730,491	7,068,861,226	1,086,464,078

Cash flows from investing activities:
Purchase of property, equipment and software	(638,133,430)	(682,831,310)	(471,120,452)	(72,409,888)
Cash paid for long-term investments	(4,232,366,913)	(5,408,471,460)	(1,540,947,911)	(236,839,357)
Cash paid for business combinations, net of cash acquired	4,112,960,205	(9,157,391,070)	(308,589,355)	(47,429,316)
Purchase of intangible assets	(20,000,000)	(6,210,651)	(23,065,204)	(3,545,057)
(Increase) /Decrease in restricted cash	(760,873,462)	525,250,267	(4,306,124)	(661,839)
Increase in short-term investments	(1,447,586,170)	(5,934,919,483)	(13,935,782,692)	(2,141,890,582)
Increase in long-term loan receivable	(872,200,000)	—	—	—
Cash repayment from long-term receivables	872,200,000	212,217,989	—	—
Cash received from loans to the users	—	—	440,697,616	67,733,984
Cash paid for loans to the users	—	—	(579,693,345)	(89,097,236)
Net change in loans to the users	—	—	(251,776,662)	(38,697,364)
Cash received from disposal of equity method investments	—	17,665,162	5,224,333	802,965
Cash received from disposal of cost method investments	—	317,155,061	1,447,787,923	222,520,929
Cash received from disposal of available-for-sale investments	61,980,000	382,387,499	—	—
Cash used from deconsolidation of a subsidiary, net of cash disposed	(1,502,561,561)	(90,331,000)	—	—
Cash disposed from disposal of a subsidiary, net of cash received	—	—	(10,679,942)	(1,641,477)

Net cash used in investing activities	(4,426,581,331)	(19,825,478,996)	(15,232,251,815)	(2,341,154,238)

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loans	644,411,544	1,979,869,005	2,137,177,635	328,478,188
Proceeds from long-term bank loans	—	2,550,000,000	6,201,525,881	953,157,076
Proceeds from exercise of share options	52,117,597	211,720,242	731,735,342	112,465,663
Repurchase of ordinary shares	(872,290,891)	—	—	—
Cash paid for acquisition of additional equity stake in subsidiaries	(46,236,902)	(6,532,152,666)	(1,759,478,448)	(270,426,886)
Cash paid for settlement of convertible notes	—	(2,033,967,447)	—	—
Cash received from non-controlling investors	275,972,483	86,609,482	57,859,460	8,892,836
Proceeds from issuance convertible preferred shares by a subsidiary	725,512,513	—	—	—
Proceeds from issuance of senior convertible notes, net of issuance costs	14,736,200,000	6,544,966,036	—	—
Proceeds from sale of warrants	523,404,000	—	—	—
Purchase of Purchased Call Option	(805,504,000)	—	—	—
Proceeds from Early Termination of Purchased Call Option	—	—	650,246,133	99,941,001
Proceeds from issuance of ordinary shares, net of issuance costs	—	10,652,571,135	—	—
Repayment of loans due to related parties	—	(1,820,911,519)	—	—
Proceeds from repayment of loans due from related parties	—	651,053,394	—	—

Net cash provided by financing activities	15,233,586,344	12,289,757,662	8,019,066,003	1,232,507,878

Effect of foreign exchange rate changes on cash and cash equivalents	58,971,946	1,481,997,420	(47,364,978)	(7,279,864)

Net increase /(decrease) in cash and cash equivalents	13,914,786,875	(780,993,423)	(191,689,564)	(29,462,146)
Cash and cash equivalents, beginning of year	5,300,887,799	19,215,674,674	18,434,681,251	2,833,358,629
Cash and cash equivalents, end of year	19,215,674,674	18,434,681,251	18,242,991,687	2,803,896,483

Supplemental disclosure of cash flow information Cash paid during the year for income taxes	243,828,898	411,766,790	1,575,478,750	242,146,650
Cash paid for interest, net of amounts capitalized	242,114,200	593,546,761	1,218,343,638	187,255,989

Supplemental schedule of non-cash investing and financing activities
Conversion of convertible senior notes	118,973,721	2,604,871,611	2,395,760,015	368,221,572
Non-cash consideration paid for business acquisitions, investments and non-controlling interest	(32,590,874,841)	(14,625,921,507)	(1,179,194,851)	(181,238,930)
Share exchange for equity investment (Note 8)	—	(2,498,763,234)	—	—
Accruals related to purchase of property, equipment and software	(48,486,734)	(22,855,856)	(42,446,173)	(6,523,857)
Share issuance for the investments	(35,077,310)	—	—	—
Unpaid cash consideration for business acquisitions and acquisition of additional shares of subsidiary (Note 2)	(110,302,844)	(497,434,415)	(625,682,288)	(96,165,607)

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

Major variable interest entities and their subsidiaries

The Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs’ subsidiaries as stated in above. These VIEs and VIEs’ subsidiaries are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the People’s Republic of China (“PRC”) where foreign ownership is restricted. From 2015, the Company restructured its business lines to change some of its VIEs to its wholly owned subsidiaries, which carry out the businesses that are not foreign ownerships restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB30,000,000 as of December 31, 2017.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of December 31, 2017.

Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company holds 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB500,000,000 as of December 31, 2017.

Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various domestic and cross-border business licenses of Qunar. Two senior officers of the Company holds 100% of the equity interest in Qunar Beijing. The registered capital of Qunar Beijing was RMB11,000,000 as of December 31, 2017.

The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.

As of December 31, 2017, the Company has various agreements with its consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

Details of certain key agreements with the VIEs are as follows:

Powers of Attorney: Each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, signed an irrevocable power of attorney to appoint Ctrip Travel Network and Ctrip Travel Information, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of the applicable consolidated affiliated Chinese entities. Each such power of attorney will remain effective as long as the applicable consolidated affiliated Chinese entity exists, and such shareholders of the applicable consolidated affiliated Chinese entities are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from us.

As of the date of this annual report, each of the shareholders of Qunar Beijing, Hui Cao and Hui Wang, also signed an irrevocable power of attorney authorizing an appointee, to exercise, in a manner approved by Qunar on such shareholder’s behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing’s articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder’s equity interest in Qunar Beijing. Each such power of attorney is effective until such time as such relevant shareholder ceases to hold any equity interest in Qunar Beijing. The terms of the power of attorney with respect to Qunar Beijing are otherwise substantially similar to the terms described in the foregoing paragraph.

Technical Consulting and Services Agreements: Ctrip Travel Information and Ctrip Travel Network, each a wholly owned PRC subsidiary of ours, provide our consolidated affiliated Chinese entities, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, our consolidated affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2017, our consolidated affiliated Chinese entities paid Ctrip Travel Information a quarterly fee based on the number of transportation tickets sold in the quarter, at an average rate from RMB5 (US$0.8) to RMB8 (US$1.2) per ticket. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. Ctrip Travel Information and Ctrip Travel Network, as appropriate, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable consolidated affiliate Chinese entity.

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

Summary financial information of the Group’s VIEs in the consolidated financial statements

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB922 million as of December 31, 2017. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Summary financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Total assets	30,544,580,876	21,755,512,736
Less: Inter-company receivables	(2,050,819,348)	(1,569,895,648)
Total assets excluding inter-company	28,493,761,528	20,185,617,088
Total liabilities	29,101,732,239	19,282,345,546
Less: Inter-company payables	(15,904,065,265)	(12,114,432,077)
Total liabilities excluding inter-company	13,197,666,974	7,167,913,469

As of December 31, 2016 and 2017, the VIEs’ assets mainly consisted of cash and cash equivalent (December 31, 2016: RMB10.0 billion, December 31, 2017: RMB6.6 billion), short-term investment (December 31, 2016: RMB6.5 billion, December 31, 2017: RMB6.1 billion), accounts receivables (December 31, 2016: RMB3.9 billion, December 31, 2017: RMB3.3 billion), prepayments and other current assets (December 31, 2016: RMB3.5 billion, December 31, 2017: RMB1.9 billion) and investments (non-current) (December 31, 2016: RMB2.8 billion, December 31, 2017: RMB1.4 billion). The inter-company receivables of RMB2.1 billion and RMB1.6 billion as of December 31, 2016 and 2017 mainly represented the cash paid by a VIE to one of the Company’s WFOEs for treasury cash management purpose.

As of December 31, 2016 and 2017, the VIEs’ liabilities mainly consisted of accounts payable (December 31, 2016: RMB4.3 billion, December 31, 2017: RMB3.3 billion), other payables and accruals (December 31, 2016: RMB1.3 billion, December 31, 2017: RMB1.5 billion), advance from customers (December 31, 2016: RMB5.0 billion, December 31, 2017: RMB1.1 billion) and short-term debt (December 31, 2016: RMB1.2 billion, December 31, 2017: RMB0.8 billion). The inter-company payables as of December 31, 2016 and 2017 were RMB15.9 billion and RMB12.1 billion, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited (“Ctrip HK”), one of the Company’s wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIEs’ subsidiary and the service fees payable to the WFOEs under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries’ perspectives.

The following table set forth the summary of results of operations of the VIEs and their subsidiaries of the Company:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenues	6,384,556,234	8,706,139,377	8,237,250,837
Cost of revenues	1,983,511,461	2,442,997,433	2,489,892,564
Net income / (loss)	(73,523,163)	100,653,423	863,231,207

As aforementioned, the VIEs mainly conduct transportation ticketing and advertising businesses. Revenues from VIEs accounted for around 31% of the Company’s total revenues in 2017. The air-ticketing continued to increase in 2017, primarily driven by the increase in the air-ticketing volume.

The VIEs’ net income before the deduction of the inter-company consulting fee charges were RMB1.0 billion, RMB2.8 billion and RMB2.7 billion for the years ended December 31, 2015, 2016 and 2017, respectively.

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

The amount of service fees paid by all the VIEs as a percentage of the VIEs’ total net income were 107.1%, 96.3% and 68.3% for the years ended December 31, 2015, 2016 and 2017, respectively.

The following tables set forth the summary of cash flow activities of the VIEs and their subsidiaries of the Company:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net cash provided by operating activities	160,298,446	7,190,925,721	1,232,432,873
Net cash used in investing activities	—	—	—
Net cash provided by financing activities	—	—	—

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

Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People’s Bank of China (the “PBOC”), the Hong Kong Association of Banks (the “HKAB”) or major Taiwan banks, prevailing or averaged at the dates of the transaction for PRC and Hong Kong subsidiaries and ezTravel, a Taiwan subsidiary respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates quoted by the PBOC, HKAB or banks located in Taiwan at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of income/(loss).

Assets and liabilities of the group companies are translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The exchange differences for the translation of group companies with non-RMB functional currency into the RMB are included in foreign currency translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5063 on December 29, 2017, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

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

Short-term investments

Short-term investments represent i) held-to-maturity investments which are due in one year and stated at amortized cost; and ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of income and comprehensive income.

Loan receivable

The Company extends credit to its users by making payments on behalf of the users when they make bookings for travel products on the Company’s platforms. Such amounts are recorded at the outstanding principal amount less allowance for doubtful accounts, and include accrued interest receivable and presented in receivable from loans to the users in Note 3. For the years ended December 31, 2016 and 2017, the total allowance for the loans were not material and was presented in general and administrative expenses. The Company recognized the interest income from the loans in Revenue – Others. For the years ended December 31, 2016 and 2017, the interest incomes were not material.

The gross loan activities are presented in the investing section of the cash flow statement unless the term of the loan is 3 month or less, in which case it is presented on a net basis in the investing section.

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

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	30-40 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	3-5 years
Furniture and fixtures	3-5 years
Software	3-5 years

The Company recognizes the disposal of Property, equipment and software in general and administrative expenses.

Investments

The Company’s investments include equity method investments, cost method investments, available-for-sale investments and held to maturity investments.

The Company applies equity method in accounting for its investments in entities in which the Company has the ability to exercise significant influence but does not have control and the investments are in either common stock or in-substance common stock. Unrealized gains on transactions between the Company and an affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity, unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

For other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the cost method of accounting is used. Under the cost method, the Company carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

The Company has classified its investments in debt securities and equity securities with readily determinable fair value as available-for-sale securities. These securities are recognized based on trade date and carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received or when other than temporarily impaired.

The investments that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurement of financial instruments

Financial assets and liabilities of the Group primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, accounts receivable, due from related parties, available-for-sale investments, accounts payable, due to related parties, advances from end users, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2016 and 2017, the Company does not hold any derivative instruments, and except for long-term debts and available-for-sale investments, carrying values of these financial instruments approximated their fair values because of their generally short maturities. The Company reports available-for-sale investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. The Company disclosed the fair value of its long-term debts based on Level 2 inputs in Note 17.

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

Skyscanner Holdings Limited (“Skyscanner”)

On December 9, 2016, the Company consummated an acquisition of nearly all the equity interest of Skyscanner with the total purchase consideration of £1.4 billion (RMB12.0 billion). The purchase consideration consists of £1.2 billion (RMB10 billion) in cash and Ctrip ordinary shares. The cash consideration was subsequently agreed with selling shareholder to adjust to RMB10.1 billion in 2017 for an increase of RMB60 million. The financial statements of Skyscanner are consolidated by the Company from December 31, 2016 onwards since the financial results of Skyscanner during the period from December 10, 2016 through December 31, 2016 were not material to the Company.

The net assets acquired based on their fair values was RMB325 million, including cash acquired with amount of RMB571 million. The fair value of non-controlling interest amounting to RMB316 million was measured based on the purchase price, taking into account a discount reflective of the non-controlling nature of the interest. The newly identifiable intangible assets were RMB3.1 billion which primarily consist of trademark and domain, supplier relationship and IT Platform. The trademark and domain are assessed to be indefinite-lived intangible assets. The fair values of the supplier relationship and IT Platform with amount of RMB929 million and RMB191 million respectively, are amortized over 9 years and 6 years, respectively on a straight-line basis. The deferred tax liability of RMB620 million as recognized in associated with the identifiable intangible assets. The goodwill recognized for the Skyscanner acquisition was RMB9.5 billion which primarily made up of the expected synergies from combining operations of the acquiree and the acquirer, which do not qualify for separate recognition. The final allocation of purchase price recorded in 2017 has reflected the subsequent adjustment of total consideration with a corresponding adjustment to goodwill (Note 10).

Qunar Cayman Islands Limited (“Qunar”)

In October 2015, the Company completed a share exchange transaction with Baidu, Inc. (“Baidu”), which was the principal shareholder of Qunar, upon completion of the exchange, the Company issued approximately 11 million ordinary shares, with the fair value of US$3.4 billion (RMB21.7 billion) to Baidu in exchange for approximately 179 million Class A (There were 193 million outstanding Class A shares in Qunar) and 11 million Class B ordinary share of Qunar. The Class A and Class B represents 3 votes and 1 vote per share respectively, and Class A ordinary shares were converted into Class B ordinary shares upon transfer. After the transaction, Ctrip owned ordinary share of Qunar representing approximately 45% of Qunar’s aggregate voting interest and 48% economic interest.

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

(1)         Which represents fair value of purchase consideration for the initial equity method investment in October 2015

As a result of the above transactions, the Company is deemed to be the beneficial owner of 256 million Class B ordinary shares of Qunar representing majority voting interest and therefore accounted for these transactions as step acquisitions of business combination under U.S GAAP. The previously held equity interest of Qunar from the exchange transaction with Baidu had been accounted for using equity method until the Company’s consolidation of Qunar upon completion of the transaction with the Qunar shareholders in December 2015 (Note 8). The financial statements of Qunar were consolidated by the Company from December 31, 2015 on since the financial results of Qunar during the period from December 10 through December 31, 2015 were not material.

The net liabilities assumed of Qunar based on fair values was RMB628 million, including cash and cash equivalents of RMB5.2 billion, prepayment and other current assets of RMB4.3 billion, non-current assets of RMB1 billion, short-term debt of RMB3.9 billion, other current liabilities of RMB7.1 billion and non-current liability of RMB93 million. The fair value of non-controlling interest amounting to RMB17.9 billion was measured based on the purchase price, taking into account a discount reflective of the non-controlling nature of the interest based on the market price of Qunar’s publically traded shares.

The newly identifiable intangible assets of Qunar was RMB9.9 billion which primarily consist of trademark and domain, technology and supplier network for new products. The technology and supplier network for new products are finite-lived intangible assets with aggregated amount of RMB0.9 billion. The trademark and domain are indefinite-lived intangible assets with aggregated amount if RMB9 billion. The estimated fair value of the amortizable intangible assets (technology and supplier network for new products) is expected to amortised over a weighted average period of 5.2 years on a straight-line basis. The deferred tax liability of RMB2.5 billion as recognized is associated with the identifiable intangible assets.

The goodwill recognized from the Qunar acquisition was RMB43.6 billion which primarily attributable to the expected synergies from the consolidation of the seamless cooperation of the acquiree and the acquirer to further build and strengthen the vibrant travel ecosystem of the enlarged group. Such synergies, in order of their relative significance, are comprised of (1) the expected but unidentifiable significant business growth as a result of the consolidation of the fragmented domestic online travel market; (2) the strengthened market position from the increased market presence by the penetration into the supplementary travel related market of each other; (3) the enhanced relationship with other travel service providers and increased popularity and awareness among end users; and (4) the operation efficiencies and reductions in costs by eliminating redundant processes and facilities. In addition, the goodwill also includes the work force that is not separately recognized in the purchase price allocation.

For the years ended December 31, 2016 and 2017, the Company made certain investments, in the form of limited partnership capital contribution or other financing arrangements, in several non-U.S. investment entities, with fair values of approximately US$2.9 billion and US$0.4 billion in 2016 and 2017, respectively (the “Investment”). These investment entities have spent the Investment to acquire the equity interest of Qunar that was not held by the Company, through privately negotiated transactions. In accordance with ASC 810, the Company consolidates the financial statements of these investment entities and as such the investments were eliminated in consolidation. The Company accounts for the purchases of the Qunar non-controlling shares as equity transactions by adjusting the carrying amount of non-controlling interest of Qunar to reflect the decrease in the non-controlling interest’s ownership in Qunar by RMB15.5 billion and RMB2.2 billion in 2016 and 2017 respectively. The difference between the amount of the change in non-controlling interest and the consideration paid was recognized in additional paid-in capital of the Company with amount of RMB3.7 billion and RMB0.6 billion in 2016 and 2017 respectively.

The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended 2015, as if the business combination had occurred on January 1, 2014, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually took place on the beginning of the periods presented, and may not be indicative of future operating results.

In thousands	2015
RMB
Pro-forma net revenues	14,812,533
Pro-forma net loss	(5,086,934)

For the years ended December 31, 2015, 2016 and 2017, other than the business combination of Qunar, the financial results and the pro forma revenues and net earnings of above mentioned acquisitions were not considered as significant to the Group under ASC 805 respectively, either individually or in aggregate.

Other than the acquisitions disclosed above, none of other acquisition occurred during the periods presented was material to our businesses or financial results. Other immaterial acquisitions in 2015, 2016 and 2017 with total consideration of RMB862 million, RMB120 million and RMB251 million respectively resulted in goodwill increase of RMB817 million, RMB159 million and RMB291 million respectively.

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

As of December 31, 2017, the step one analysis performed indicated that the fair value of the Company’s reporting unit was substantially greater than the respective carrying value. There was no impairment of goodwill during the years ended December 31, 2015, 2016 and 2017. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology and business relationship as of December 31, 2016 and 2017. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2016 and 2017. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

The Company reviews intangible assets with indefinite lives annually for impairment.

No impairment on other intangible assets was recognized for the years ended December 31, 2015, 2016 and 2017.

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

Accrued liability for customer reward program

The Group’s end users participate in a loyalty points program, which substantially provides gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide gifts are recognized as sales and marketing expense and accrued for as a current liability because it relates to gifts rather than cash rewards, refund or rebate of the services rendered by the Company. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2016 and 2017, the Group’s accrued liability for its customer reward program amounted to RMB658 million and RMB610 million, respectively, based on the estimated liabilities under the customer reward program. The expenses recognized for the customer rewards program were approximately RMB399 million, RMB202 million and RMB100 million for the years ended December 31, 2015, 2016 and 2017.

Deferred revenue

The Group has a coupon program, through which the Group provides coupons for end users who book selected hotels online through website. The end users who use the coupons receive credits in their virtual cash accounts upon check-out from the hotels and reviews for hotels submitted. The end users may redeem the amount of credits in their virtual cash account in cash or voucher for their future bookings on the Company’s website and mobile platforms. The Group accounts for the estimated cost of future usage of coupons as reduction of the revenue.

Revenue recognition

The Group presents substantially all of its revenues on a net basis. Revenues are recognized at gross amounts where the Group undertakes the majority of the business risks by pre-purchasing inventories and acts as principal related to the services provided. The amount of revenues recognized at gross basis was immaterial during the years ended December 31, 2015, 2016 and 2017, respectively.

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

Other businesses

Other businesses comprise primarily of online advertising services.

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

	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of year	14,707,184	38,237,658	58,841,826
Provision for doubtful accounts	32,080,786	32,339,617	97,944,278
Write-offs	(8,550,312)	(11,735,449)	(28,064,747)
Balance at end of period	38,237,658	58,841,826	128,721,357

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

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB1.8 billion, RMB2.8 billion and RMB5.1 billion for the years ended December 31, 2015, 2016 and 2017 respectively, are charged to the statements of income as incurred.

Share-based compensation

Under ASC 718, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns. Expected dividend yield is determined in view of the Company’s historical dividend payout rate and future business plan. The Company estimates expected volatility at the date of grant based on historical volatilities. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods.

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

Share incentive plans

In November, 2004, the Company’s board of directors adopted a 2005 Employee’s Stock Option Plan (“2005 Option Plan”). As of December 31, 2016 and 2017, 107,572 and nil options were outstanding under the 2005 Option Plan respectively.

In October, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”). The Company granted 937,002  and 138,061 new shares options to employees with 4 year requisite service period for years ended December 31, 2016 and 2017, respectively. RSUs granted under 2007 Incentive Plan have a restricted period for 4 years. As of December 31, 2016 and 2017, 5,424,943 and 4,367,099 options and 1,462,239 and 1,095,722 RSUs were outstanding under the 2007 Incentive Plan.

In June, 2017, the Company adopted a Global Share Incentive Plan (“Global Incentive Plan”), under which the Company granted 493,105 new share options to employees with 4 year requisite service period for year ended December 31, 2017. As of December 31, 2017, 343,659 options were outstanding under the Global Incentive Plan.

Qunar previously adopted the 2007 Qunar Share Inventive Plan and 2015 Qunar Share Inventive Plan. Immediately prior to the closing of its going private transaction in February 2017, each outstanding vested option granted under the 2007 Qunar Share Incentive Plan and the 2015 Qunar Share Incentive Plan was exchanged for a number of Ctrip ADSs based on a ratio that ensures equivalent economic value, against the payment by the holder of the vested Qunar options of the full amount of exercise price payable; and each outstanding unvested Qunar option granted under the 2007 Qunar Share Incentive Plan and the 2015 Qunar Share Incentive Plan was exchanged for an option of Ctrip to purchase ordinary shares of Ctrip based on a ratio that ensures equivalent economic value with its remaining vesting period unchanged (“Exchange of Qunar Share Incentive Plans”).

A summary of option activity under the share incentive plans

The following table summarized the Company’s share option activity under all the option plans, which has reflected the effect of the Exchange of Qunar Share Incentive Plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2014	4,972,178	101.03	5.17	405,399,251
Granted	625,006	247.91
Exercised	(506,163)	65.65
Forfeited	(85,560)	156.32
Outstanding at December 31, 2015	5,005,461	122.00	4.77	1,244,544,670
Granted	937,002	322.20
Exercised	(368,722)	80.70
Forfeited	(41,226)	199.32
Outstanding at December 31, 2016	5,532,515	157.82	4.54	899,966,907
Granted (including grants in exchange for Qunar options )	631,166	43.03
Exercised	(1,353,697)	68.95
Forfeited	(99,226)	133.92
Outstanding at December 31, 2017	4,710,758	168.80	4.72	866,781,417
Vested and expect to vest at December 31, 2017	4,570,018	167.40	4.67	847,267,373
Exercisable at December 31, 2017	2,951,517	141.77	3.78	622,855,872

The Company’s current practice is to issue new shares to satisfy share option exercises.

The expected-to-vest options are the result of applying the pre-vesting forfeiture rate assumptions of 8% to total unvested options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$ 352.80 as of December 31, 2017 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2017.

The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 were US$178 million, US$257 million and US$522 million, respectively.

The following table summarizes information related to outstanding and exercisable options as of December 31, 2017 (in US$, except shares):

	Outstanding			Exercisable
Range of Exercise Prices	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
0.00-100.00	1,671,410	61.24	3.90	1,306,991	78.31	2.93
100.01-200.00	1,460,228	155.54	3.84	1,128,628	151.22	3.67
200.01-300.00	664,262	253.65	5.72	299,221	250.70	5.69
300.01-400.00	914,858	324.87	6.88	216,677	324.92	6.87
	4,710,758			2,951,517

The weighted average fair value of options granted during the years ended December 31, 2015, 2016 and 2017 was US$109.93, US$140.95 and US$376.78 per share, respectively.

As of December 31, 2017, there was US$262 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.7 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB52 million, RMB212 million and RMB732 million for the year ended December 31, 2015, 2016 and 2017, respectively. The transfer agent was engaged by the Company to collect the exercise proceeds and remitted on regular basis and these amounts were presented as receivable from financial institution in Note 3.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the years ended December 31, 2015, 2016 and 2017:

	2015	2016	2017
Risk-free interest rate	1.35%-1.59%	1.16%-1.66%	1.73%-1.94%
Expected life (years)	5.0	5.0	5.0
Expected dividend yield	0%	0%	0%
Volatility	49%-50%	48%-51%	46%-48%
Fair value of options at grant date per share	from US$105.16	from US$133.85	from US$142.29
	to US$112.76	to US$141.72	to US$430.87

For the years ended December 31, 2015, 2016 and 2017, the Company granted 229,603, 1,183,094 and 15,664 RSUs to employees with 4 year requisite service period, respectively.

The following table summarized the Company’s RSUs activities under all incentive plans (in US$, except shares):

		Weighted
		average grant
	Number of	date fair
	Shares	value(US$)
Restricted shares
Unvested at December 31, 2014	1,058,608	158.55
Granted	229,603	249.31
Vested	(271,683)	129.21
Forfeited	(151,120)	181.47
Unvested at December 31, 2015	865,408	185.17
Granted	1,183,094	301.62
Vested	(492,825)	223.00
Forfeited	(93,438)	237.69
Unvested at December 31, 2016	1,462,239	263.28
Granted	15,664	323.92
Vested	(285,375)	191.21
Forfeited	(96,806)	274.71
Unvested at December 31, 2017	1,095,722	281.91

Total share-based compensation cost for the RSUs amounted to US$48.6 million, US$217.8 million and US$281.9 million for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, there was US$183 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 1.3 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

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

Other income/ (expense)

Other income/ (expense) consists of gain on deconsolidation of subsidiaries, financial subsidies, investment income and foreign exchange gains/(losses) etc.. Financial subsidies from local PRC government authorities are recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authorities. Financial subsidies are recognized as other income when received. The foreign exchange losses in 2016 were mainly contributed by the USD appreciation against Chinese Yuan. Components of other income for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015	2016	2017
	RMB	RMB	RMB
Gain on disposal of cost method investment (Note 8)	—	149,066,258	1,374,462,407
Foreign exchange gains/(losses)	12,638,982	(557,995,284)	468,671,832
Subsidy income	199,418,778	220,631,285	263,538,347
Gain on disposal of available-for-sale investment (Note 8)	—	140,651,759	39,951,298
Dividends from long-term investment	—	48,911,066	46,550,230
Gain on disposal of a subsidiary	—	—	11,412,387
Gain on deconsolidation of subsidiaries	2,294,451,702	252,000	—
Impairments of cost method investments	—	(11,628,980)	(139,271,481)
Impairments of available-for-sale investments	—	(36,357,902)	(271,707,804)
Provision/impairment for an equity method investment (Note 8 and Note 13)	—	—	(967,395,005)
Others	(25,529,632)	19,621,511	52,785,926
Total	2,480,979,830	(26,848,287)	878,998,137

Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the subsidiaries and VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. Additionally, ezTravel, the Company’s subsidiary incorporated in Taiwan, is also required to allocate 10% of its after-tax profit to the statutory reserve in accordance with Taiwan regulations. There is no such regulation of providing statutory reserve in Hong Kong. During the years ended December 31, 2015, 2016, and 2017, appropriations to statutory reserves have been made of approximately RMB35 million, RMB69 million, and RMB146 million, respectively.

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As the majority of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. However, the Company believes the restrictions on currency exchange imposed by the PRC foreign exchange regulations and enforced by SAFE do not automatically constitute the “restrictions” under Rule 4-08(e)(3) under Regulation S-X, because such restrictions in substance do not prohibit the Company’s subsidiaries or VIEs from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities should be complied with. As of December 31, 2017, the restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB5.7 billion.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2015, 2016 and 2017 were RMB7 billion, RMB8 billion and RMB12 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.

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

Earnings/(loss) per share

In accordance with “Computation of Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Vested but unexercised stock options with exercise prices that represent little or no consideration are included in the weighted average shares outstanding in the basic earnings per share calculation.

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

Treasury stock

In April, 2014, our board of directors approved a US$600 million share repurchase plan. The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.

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

Recent accounting pronouncements

In May 2014, the FASB issued a new accounting standard on the recognition of revenue from contracts with customers that was designed to create greater comparability for financial statement users across industries and jurisdictions. The core principle of this new standard is that an “entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” This new standard also requires enhanced disclosures on the nature, amount, timing and uncertainty of revenue from contracts with customers. Since May 2014, the FASB has issued several amendments to this new standard, including additional guidance, and deferred the effective date for public business entities to annual and interim periods beginning after December 15, 2017.

The Company will adopt this new standard effective January 1, 2018 and apply the full retrospective transition approach to all contracts, which means that the financial statements and footnotes of 2016 and 2017 will be retrospectively adjusted, along with that of 2018  will be reported under this new standard. The Company expects that the new standard will not change the presentation of substantially all of its revenues, which will continue to be reported on a net basis. However, the timing of revenue recognition for certain revenue streams will change under this new standard. For example, revenue for accommodation reservation services, which is primarily recognized after end users having completed their stays under the current standard, will change to be recognized once the reservation becomes non-cancellable, which is the point considered when the Company completes its performance obligation in accommodation reservation services. The Company expects that this timing change will not have a significant impact to its annual revenues and net income. Also, the adoption of the new standard will not impact the net cash provided by operating activities as presented in the Consolidated Statement of Cash Flows.

In January, 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This accounting standard retains the current accounting for classifying and measuring investments in debt securities and loans, but requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. This guidance also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. This revised guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company will apply the new standard beginning January 1, 2018 and recognize the changes in fair value for all equity investments measured at fair value through net income/(loss). For investments in equity securities lacking of readily determinable fair values, the Company will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Company anticipates that the adoption of ASU 2016-01 will increase the volatility of its other income (expense), net, as a result of the remeasurement of its equity securities upon the occurrence of observable price changes and impairments.

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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments.  This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  Early adoption is permitted, including adoption in an interim period. An entity that elects early adoption must adopt all of the amendments in the same period.  The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable.  The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income taxes (Topic 740) - Intra-Entity Transfers of Assets Other Than Inventory, to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than inventory. The Update does not change GAAP for an intra-entity transfer of inventory. The amendments in this Update do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory.  For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods.  Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. The amendments in this Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption.  The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash.  The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents.  The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  Early adoption is permitted, including adoption in an interim period.  The amendments in this Update should be applied using a retrospective transition method to each period presented.  The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business.  The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated.  If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements.  Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods.  Early application of the amendments in this Update is allowed.  The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition.  The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

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

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2015, 2016 and 2017, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality based on their credit ratings. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2015, 2016 and 2017. No individual customer accounted for more than 10% of accounts receivable As of December 31, 2016 and 2017.

3.  PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2016 and 2017 were as follows:

	2016	2017
	RMB	RMB
Prepayments and other deposits	5,082,058,275	4,575,682,047
Receivable from loans to the users	87,773,083	563,531,742
Prepaid expenses	439,983,044	424,602,556
Receivables from financial institution	207,182,863	96,066,261
Others	389,988,421	512,382,566
Total	6,206,985,686	6,172,265,172

4.  LONG-TERM DEPOSITS AND PREPAYMENTS

The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies and hotel suppliers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.

Components of long-term deposit and prepayments as of December 31, 2016 and 2017 were as follows:

	2016	2017
	RMB	RMB
Deposits paid to airline suppliers	244,072,331	276,128,171
Prepayments for purchase of long lived assets	625,084,070	241,378,538
Deposits paid to hotel suppliers	126,728,198	74,723,795
Others	151,394,598	247,689,752
Total	1,147,279,197	839,920,256

5.  LONG-TERM LOAN RECEIVABLE

In April, 2015, the Company provided a 3-year loan to eHi Car Services Limited (“eHi”) for a total amount of RMB300 million. The annual interest rate of the loan is 6.9% and will be received at the end of every quarter. For the year ended December 2016, eHi repaid the loan with amount of RMB200 million. The remaining RMB100 million will be collected in 2018 and is classified as other current assets. Other long-term loan receivables as at December 31, 2016 and 2017 are not individually material.

6.  LAND USE RIGHTS

Land use rights are amortized under straight-line method through the respective period of land rights, which are from 40-50 years. Amortization expense for the years ended December 31, 2015, 2016 and 2017 was approximately RMB2 million, RMB3 million and RMB3 million, respectively. As of December 31, 2016 and 2017, the net book value was RMB100 million and RMB97 million respectively.

7.  PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2016 and 2017 were as follows:

	2016	2017
	RMB	RMB
Buildings	5,148,644,010	5,162,445,022
Computer equipment	731,530,644	926,427,543
Website-related equipment	536,705,335	637,528,902
Furniture and fixtures	178,703,320	232,846,204
Software	124,082,233	166,758,939
Leasehold improvements	115,997,785	140,221,796
Construction in progress	10,056,257	7,554,107
Less: accumulated depreciation and amortization	(1,253,759,503)	(1,658,282,084)
Total net book value	5,591,960,081	5,615,500,429

Depreciation expense for the years ended December 31, 2015, 2016 and 2017 was RMB256 million, RMB461 million and RMB490 million, respectively.

8.  INVESTMENTS

The Company’s long-term investments are consisted of the follows:

	2016	2017
	RMB	RMB
Held to maturity investments	1,059,812,729	40,000,000
Available-for-sale investments	14,467,476,607	18,552,440,485
Equity method investments	4,114,199,782	6,068,391,137
Cost method investments	891,333,247	912,953,646
Total net book value	20,532,822,365	25,573,785,268

Held to maturity investments

Held to maturity investments were time deposits in commercial banks with maturities of more than one year. In 2015, the Company placed a three-year time deposit of RMB1 billion with fixed interest rate of 3.90% per annum. As of December 31, 2017, such time deposit was classified as short-term investment with its maturity being less than one year.

Available-for-sale investments

The following table summarizes, by major security type, the Company’s available-for-sale investments as of December 31, 2017:

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value
	RMB	RMB	RMB	RMB
Listed equity securities	6,135,979,970	6,299,221,728	—	12,435,201,698
Unlisted debt securities	5,362,010,027	909,212,411	(153,983,651)	6,117,238,787
Total Available-for-sale investments	11,497,989,997	7,208,434,139	(153,983,651)	18,552,440,485

The following table summarizes, by major security type, the Company’s available-for-sale investments as of December 31, 2016:

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value
	RMB	RMB	RMB	RMB
Listed equity securities	5,642,265,038	2,116,672,845	(97,057,486)	7,661,880,397
Unlisted debt securities	6,263,538,336	572,369,972	(30,312,098)	6,805,596,210
Total Available-for-sale investments	11,905,803,374	2,689,042,817	(127,369,584)	14,467,476,607

For the years ended December 31, 2015, 2016 and 2017, the Company completed the following significant investments which were accounted for as available-for-sale investments:

In January, 2016, the Company invested US$180 million (approximately RMB1.2 billion) to purchase the convertible bonds of MakeMyTrip Limited (“MakeMyTrip”) which were subsequently converted to approximately 10% equity interest in MakeMyTrip in October 2016. As of December 31, 2016 and 2017, based on the market price, the Company re-measured the investment at a fair value of RMB1.5 billion and RMB2.1 billion respectively.

In April 2016, the Company purchased 3% equity interest of China Eastern Airlines with consideration of RMB3 billion. As of December 31, 2016 and 2017, based on the market price, the Company re-measured the investment at a fair value of RMB3.3 billion and RMB3.8 billion respectively.

As at December 31, 2016 and 2017, the fair value of available-for-sale investments that were in a loss position was RMB865 million and RMB3.4 billion, and none of which was in a loss position over twelve months.

For the years ended December 31, 2015, 2016 and 2017, the unrealized securities holding gain net of tax of RMB108 million, RMB(7) million and RMB305 million, respectively was reported in other comprehensive income. For the years ended December 31, 2015, 2016 and 2017, there was no tax effects in associated with the disposal of available-for-sale investments.

For the years ended December 31, 2015, 2016 and 2017, the total cash paid for available-for-sale securities was RMB0.1 billion, RMB4.2 billion and RMB1.1 billion, respectively.

Equity method investments

For the years ended December 31, 2015, 2016 and 2017, the Company completed the following investments which were accounted for as equity method investments:

In December 2016, in connection of share exchange transaction with BTG and Homeinns, the Company exchanged its previously held equity interest in Homeinns for 22% equity interest of BTG with a gain of RMB1.4 billion recognized and reported in “Equity in income/(loss) of affiliates” in the statement of income and comprehensive income. The Company applied equity method to account for the investment in BTG on one quarter lag basis. As of December 31, 2016 and 2017, the carrying value of its investment in Homeinns and BTG were RMB2.5 billion and RMB2.6 billion respectively.

Tujia used to be a subsidiary of the Company. ln 2015, after a private placement of Tujia, the Company lost the control in Tujia and a gain of RMB2.3 billion was recognized in the Other income/ (expense) (Note 2) in connection with the deconsolidation. ln 2017, the Company converted part of its preferred shares investment in Tujia to common shares with fair value of RMB1.7 billion. The Company applies equity method for its common shares on one quarter lag basis. The preferred shares investment in Tujia was continued to be accounted for as available-for- sale debt security. As of December 31, 2017, the carrying value of its equity method investment and fair value of its preferred shares were RMB1.5 billion and RMB1.7 billion respectively.

In May 2015, the Company acquired approximately 38% share capital of eLong, Inc. (“eLong”) and applied equity method on one quarter lag basis. In May 2016, eLong completed its “going-private” transaction and merger with E-dragon Holdings Limited (“E-dragon”) (“Reorganization”). After the Reorganization, the Company applies equity method for its ordinary shares investment in E-dragon’s on one quarter lag basis and the preferred shares of E-dragon are classified as available-for-sale debt security. As of December 31, 2017, the carrying value of its equity investment and fair value of preferred share investment in E-dragon were RMB194 million and RMB1.7 billion respectively. In December 2017, eLong announced a merger with LY.com and the merger was consummated in March 2018 and the Company received an equity method investment in the enlarged group.

As disclosed in Note 2 “Acquisition”, between October and December of 2015, the date of consolidation of Qunar, the Company accounted for the investment in Qunar under equity method and recognized the pick up loss of Qunar with amount of RMB2.4 billion. Subsequently on December 10, 2015, the date of the consolidation of Qunar, the Company recognized a RMB2.4 billion gain from the re-measurement of previously held equity interest of Qunar to its fair value and such gain was reported in same line item as which the equity pick-up of Qunar was presented.

In 2014, through a series of transactions, the Company and other shareholders, including Royal Caribbean Cruises Ltd. (“RCL”) formed Skysea Holding International Ltd. (“Skysea”) where the Company and RCL each owns 35% equity interest of Skysea. The Company and RCL also each provided a loan with amount of US$80 million to Skysea. The Company accounted for its investment in Skysea under equity method. The loan provided to Skysea was recorded in Long-term receivables due from related parties (Note 13). In March 2018, Ctrip and RCL agreed to wind down the business of Skysea by the end of 2018.

For the years ended December 31, 2015, 2016 and 2017, the Company made some investments in several third party investment funds. The Company accounted for these investments under equity methods on one quarter lag basis. As of December 31, 2016 and 2017, the carrying value of these investments were RMB616 million and RMB780 million respectively.

Other than Qunar in 2015 and eLong in 2016 respectively, all other equity method investments are not considered individually material. In 2017, all the equity method investments are not considered individually material. And in an aggregate basis, the Company summarizes the condensed financial information of the Company’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X.

	Year ended December 31,
	2015		2016		2017
	Qunar	Other equity investments	eLong	Other equity investments	Equity investments
Operating data:
Revenue	841,814,520	7,069,224,177	1,895,409,404	5,917,850,003	14,242,886,080
Gross profit	537,240,212	1,581,396,551	997,644,227	4,785,282,088	8,145,081,600
Income/(loss) from operations	(4,792,664,736)	(20,961,158)	(1,312,847,794)	155,471,096	80,460,912
Net loss	(4,917,200,749)	(189,461,030)	(1,635,384,928)	(62,190,299)	(222,770,078)
Net loss attributable to our equity method investments companies	(2,352,388,839)	(127,465,948)	(722,307,716)	(55,314,772)	(78,644,006)
Add: Equity dilution impact	—	(8,314,364)	(832,336)	11,027,933	13,527,940
Add: Gain from disposal of equity investments, including the remeasurement gain/(loss) from previously held equtiy investments in step acquisitions	2,352,388,839	—	—	1,369,310,070	—
Equity in income/(loss) of affiliates	—	(135,780,312)	(723,140,052)	1,325,023,231	(65,116,066)

	As of December 31,
	2015		2016		2017
Balance sheet data:
Current assets	9,433,080,372	4,091,410,052	1,978,681,514	3,353,714,017	9,836,444,371
Long-term assets	1,072,464,782	10,102,034,376	454,710,971	17,298,415,142	16,552,821,327
Current liabilities	10,442,341,153	4,043,523,264	1,687,293,575	11,595,906,780	8,061,346,134
Long-term liabilities	93,019,969	466,730,372	15,970,032	1,650,938,946	6,191,180,525
Non-controlling interests	5,282,358	76,928,317	15,512,748	1,944,540,518	323,853,090

For the years ended December 31, 2015, 2016 and 2017, the total cash paid for equity method investments was RMB2.9 billion, RMB1.0 billion and RMB0.2 billion, respectively.

Cost method investment

For other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the cost method of accounting is used. The carrying value of cost method investments was RMB891 million and RMB913 million as of December 31, 2016 and 2017 respectively. None of the investments individually is considered as material to the Group’s financial position.

In 2016, the Company disposed certain cost method investments with total consideration of RMB317 million, which results a gain of RMB149 million as reported in other income.

In 2017, the Company disposed several cost method investments with total cash consideration of RMB1.4 billion which resulted in a gain of RMB1.4 billion as reported in other income (Note 2).

In 2015, 2016 and 2017, the Company made cost method investments with amount of RMB0.1 billion, RMB0.1 billion and RMB0.2 billion respectively.

Impairments

The Company performs impairment assessment of its investments by considering factors including, but not limited to, current economic and market conditions as well as the operating performance of the investees. Impairment charges in connection with the available-for-sale investments of nil, RMB36 million and RMB272 million were recorded for the years ended December 31, 2015, 2016 and 2017, respectively. Impairment charges in connection with the equity method investments of nil, nil and RMB64 million were recorded for the years ended December 31, 2015, 2016 and 2017, respectively. Impairment charges in connection with the cost method investments of nil, RMB12 million and RMB139 million were recorded for the years ended December 31, 2015, 2016 and 2017, respectively. The impairment were recorded in “Other income/ (expense)” (Note 2). The carrying value for the cost method and equity method impairments apply non-recurring fair value measures is nil for the years ended December 31, 2015, 2016 and 2017.

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

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2017 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2017
	RMB	RMB	RMB	RMB	US$
Financial products	—	26,891,722,845	—	26,891,722,845	4,133,182,123
Time deposits	—	148,992,785	—	148,992,785	22,899,772
Available-for-sale investments
Listed equity securities	12,435,201,698	—	—	12,435,201,698	1,911,255,506
Unlisted debt securities	—	409,735,616	5,707,503,171	6,117,238,787	940,202,386
Total	12,435,201,698	27,450,451,246	5,707,503,171	45,593,156,115	7,007,539,787

	Fair Value Measurement at December 31, 2016 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2016
	RMB	RMB	RMB	RMB	US$
Financial products	—	8,414,292,445	—	8,414,292,445	1,211,910,189
Time deposits	—	6,758,382,572	—	6,758,382,572	973,409,560
Available-for-sale investments
Listed equity securities	7,661,880,397	—	—	7,661,880,397	1,103,540,314
Unlisted debt securities	—	—	6,805,596,210	6,805,596,210	980,209,738
Total	7,661,880,397	15,172,675,017	6,805,596,210	29,640,151,624	4,269,069,801

The roll forward of major Level 3 investments are as following:

Total
RMB
Fair value of Level 3 investment as at December 31, 2015	5,466,103,304
Transfer in and/or out of Level 3	1,587,400,415
Disposal of investment	(317,261,674)
Effect of exchange rate change	325,391,864
Other than temporary impairment	(36,357,902)
The change in fair value of the investment	(219,679,797)
Fair value of Level 3 investment as at December 31, 2016	6,805,596,210
Transfer in and/or out of Level 3	(1,755,271,349)
New addition	455,441,000
Disposal of investment	(16,916,380)
Effect of exchange rate change	(193,579,698)
Other than temporary impairment	(155,500,570)
The change in fair value of the investment	567,733,958
Fair value of Level 3 investment as at December 31, 2017	5,707,503,171

The Company determined the fair value of their investment by using income approach. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of December 31, 2017 are as following:

Unobservable Input
Weighted average cost of capital	14.5%~17%
Lack of marketability discount	10%~15%
Risk-free rate	1.8%~3.5%
Expected volatility	32.94%~38%
Probability	Liquidation scenario: 20%~70% Redemption scenario: 20%~30% IPO scenario: 30%~60%
Dividend yield	Nil

10.  GOODWILL

Goodwill, which is not tax deductible, represents the synergy effects of the business combinations. The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2017 were as follows:

	2016	2017
	RMB	RMB
Balance at beginning of year	45,690,440,903	56,015,185,590
Acquisition of Skyscanner (Note 2)	9,583,716,450	(59,685,731)
Acquisition of Qunar (Note 2)	582,240,644	—
Others	158,787,593	290,551,433
Balance at end of period.	56,015,185,590	56,246,051,292

Goodwill resulting from the business combinations completed in the years ended December 31, 2017 has been allocated to the single reporting unit of the Group. For the years ended December 31, 2015, 2016 and 2017, the Company did not have goodwill impairment. As of December 31, 2017, there had not been any accumulated goodwill impairment provided.

11.  INTANGIBLE ASSETS

Intangible assets as of December 31, 2016 and 2017 were as follows:

	2016	2017
	RMB	RMB
Intangible asset
Intangible assets to be amortized
Business Relationship (Representing the relationship with the travel service providers and other business partners)	1,815,034,491	1,800,260,144
Technology	696,499,639	713,220,819
Others	131,629,465	187,739,465
Intangible assets not subject to amortization
Trade mark	11,613,475,256	11,613,475,256
Others	22,140,607	180,248,087
	14,278,779,458	14,494,943,771
Less: accumulated amortization
Intangible assets to be amortized
Business Relationship	(175,130,119)	(420,311,754)
Technology	(110,511,387)	(229,246,477)
Others	(68,368,021)	(95,069,619)
	(354,009,527)	(744,627,850)
Net book value
Intangible assets to be amortized
Business Relationship	1,639,904,372	1,379,948,390
Technology	585,988,252	483,974,342
Others	63,261,444	92,669,846
Intangible assets not subject to amortization
Trade mark	11,613,475,256	11,613,475,256
Others	22,140,607	180,248,087
	13,924,769,931	13,750,315,921

Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Company amortizes its finite-lived intangible assets using the straight-line method:

Business Relationship	5-10 years
Technology	5-10 years
Others	3-10 years

Amortization expense for the years ended December 31, 2015, 2016 and 2017 was approximately RMB58 million, RMB255 million and RMB391 million respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows:

Amortization
RMB

2018	396,364,608
2019	390,594,774
2020	374,512,943
2021	218,578,855
2022	174,564,565
1,554,615,745

12.  SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

	2016	2017
	RMB	RMB
Short-term bank borrowings	6,668,284,614	8,685,459,606
2020 Notes (Note 17)	—	4,554,403,494
2018 Notes (Note 17)	—	3,076,419,373
2017 Notes (Note 17)	170,867,230	—
Other short-term debt	48,157,745	—
Total	6,887,309,589	16,316,282,473

As of December 31, 2017, the Company obtained short-term bank borrowings of RMB8.7 billion (US$1.3 billion) in aggregate, of which RMB2.3 billion were collateralized by bank deposits of RMB595 million classified as restricted cash and/or short-term investment of RMB1.7 billion. The weighted average interest rate for the outstanding borrowings was approximately 3.92%.

The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2016 and 2017.

As of December 31, 2016 and 2017, RMB171 million of 2017 Notes and RMB3.1 billion of 2018 Notes is classified as short-term debt, respectively, to present that the Notes may be redeemed or mature within one year. As of December 31, 2017, RMB4.6 billion (US$700 million) of 2020 Notes was reclassified as short-term debt because the 2020 Notes holders had a non-contingent option to require the Company to repurchase for cash all or any portion of their 2020 Notes on July 1, 2018.

13.  RELATED PARTY TRANSACTIONS AND BALANCES

During the years ended December 31, 2015, 2016 and 2017 significant related party transactions were as follows:

	2015	2016	2017
	RMB	RMB	RMB
Commissions from eLong (a)	7,191,870	261,139,916	573,127,860
Commissions from Hanting (a)	17,740,390	44,094,542	76,792,041
Commissions from Homeinns and BTG (a)	34,556,539	66,921,837	62,528,564
Repayment of entrusted loan and interest from Baidu (b)	—	652,299,803	—
Shareholders’ loan and interest to Skysea (c)	15,826,363	73,399,675	4,346,586
Commissions to eLong (d)	9,532,316	85,780,819	243,783,254
Commissions to Baidu (d)	—	96,056,853	80,474,320
Commissions to LY.com (d)	75,297,659	62,150,144	70,208,452
Online marketing service from Baidu (e)	89,244,042	110,064,311	38,015,114
Repayment of entrusted loan and interest to Baidu (f)	—	1,837,384,234	—

(a)         BTG, Hanting and eLong, have entered into agreements with the Company, respectively, to provide hotel rooms for our customers. The transactions above represent the commissions earned from these related parties.

(b)         On October 27, 2015, Qunar granted a loan amounting to RMB650 million (US$100 million) to Baidu. The loan bore an interest at 1.00% with a repayment term of 12 months. Qunar received the repayment in March, 2016.

(c)          In 2014, the Company provided a shareholder’s loan of US$80 million to Skysea. The interest rate is 3% per annum currently and shall be subject to annual review and adjustment with mutual consent. The transactions above represent the interest of the loan. In 2017, the Company provided a provision for the loan and receivable to Skysea with amount of RMB536 million. See (b) below

(d)         The Company entered into agreements with elong, LY.com and Baidu, upon which these related parties promote the Company’s hotel rooms on their platforms. The transactions above represent the service commissions and Baidu Map business cooperation commission paid to these related parties.

(e)          The Company has entered into marketing service agreements with Baidu. The transactions above represent the marketing service fee paid to Baidu.

(f)           On March 12 and May 4, 2015, Qunar drew down RMB507 million and RMB627 million respectively pursuant to the revolving credit facility agreement with Baidu. In March 2016, Qunar repaid these loans and the facility agreement was terminated. In addition, on October 26, 2015, Qunar was granted a loan amounting to RMB640 million (US$99 million) from Baidu Times. The loan bore an interest at 4.14% with a repayment term of 12 months. Qunar repaid the loan in March, 2016.

As of December 31, 2016 and 2017, significant balances with related parties were as follows:

	2016	2017
	RMB	RMB
Due from related parties, current:
Due from eLong	132,381,883	152,825,748
Due from Baidu (a)	408,834,667	118,564,122
Due from LY.com	96,308,665	57,808,027
Due from Skysea (b)	132,035,460	—
Due from others	18,043,311	44,578,151
	787,603,986	373,776,048

Due from related parties, non-current:
Due from Skysea (b)	599,913,241	195,615,163
Due from others	—	22,738,196
	599,913,241	218,353,359

Due to related parties, current:
Due to eLong	506,461,015	273,480,768
Due to Baidu(a)	293,579,066	58,287,646
Due to others	37,381,264	86,732,455
	837,421,345	418,500,869

(a)              Qunar pays Baidu service commission at a percentage of gross revenue Qunar earns in exchange for the services provided by Baidu Maps. As of December 31, 2016 and December 31, 2017, the outstanding balance related to business cooperation agreement amounted to RMB409 million and RMB119 million respectively.

In 2015, Qunar obtained 3-year loan with amount of RMB1.1 billion from Baidu. In March 2016, Qunar repaid the loan. The repayment was reported in “Repayment of loans due to related parties” in the statement of cash flow.

In 2015, Qunar provided a 1-year loan amounting to RMB650 million (US$100 million) to Baidu. Qunar received the repayment in March 2016. In connection with the loan granted to Baidu, Qunar was granted a 1-year loan amounting to RMB640 million (US$99 million) from Baidu. Qunar repaid the loan in March 2016. The Company had evaluated both substance and form of these loans arrangements with Baidu. Given that the loan granted to Baidu is solely for the consideration the currency access to RMB and is also dependent on the receipt of the loan provided by Baidu, and also taking into account of the significant net cash in flow as a result of all the loans arrangements with Baidu during the periods, the Company believes these arrangements have the primary purpose and intent in common to finance Qunar and therefore are reported as financing activities in the statement of cash flow on a gross basis according to the forms of the arrangements.

(b)              In 2017, based on the impairment assessment by considering the operating results, market condition and business updates, a provision of RMB536 million for the loan and receivable balance due from Skysea was provided and a liability of RMB367 million for the contingent payable was recorded in “Other payables and accruals” (Note 16) which reflected the best estimates of the liability to be assume by the Company and offset by the proceeds from the net realisable value of Skysea in the event of winding down of its business, which is undergoing.

14.  EMPLOYEE BENEFITS

The Group’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, housing fund, unemployment insurance and pension benefits. The PRC subsidiaries and VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB961 million, RMB1.4 billion and RMB1.6 billion for the years ended December 31, 2015, 2016 and 2017 respectively.

15.  TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

Taiwan

The Company’s consolidated entities registered in Taiwan are subject to Taiwan Enterprise Income Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Taiwan income tax laws. The applicable tax rate is 17% in Taiwan.

The PRC

The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.

The PRC CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments are granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a High and New Technology Enterprise (“HNTE”). In 2017, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network reapplied for their qualification as HNTE, which were approved by the relevant government authority. Thus, these subsidiaries are entitled to a preferential EIT rate of 15% from 2017 to 2020. Qunar Software and Qunar Beijing are also entitled a preferential EIT rate of 15% from 2015 to 2018.

In 2002, the State Taxation of Administration (“SAT”) started to implement preferential tax policy in China’s western regions, and companies located in applicable jurisdictions covered by the Western Regions Catalogue are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. Over the years since 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for their annual tax filing subject to periodic renewals. After the initial effective period expired in 2014, the two entities were approved by the relevant government authority to renew this qualification, which will expire in 2020. In 2013, Chengdu Information obtained approval from local tax authorities to apply the 15% tax rate for its 2012 tax filing and for the years from 2013 to 2020.

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

Income/(loss) from domestic and foreign components before income tax expenses

	2015	2016	2017
	RMB	RMB	RMB
Domestic	1,873,383,988	2,207,474,278	5,834,384,007
Foreign	1,131,979,994	(3,967,579,279)	(2,327,889,321)
Total	3,005,363,982	(1,760,105,001)	3,506,494,686

The loss from foreign components mainly includes the share based compensation charge, impairment for investments, foreign exchange gain/(loss) and interest income/(loss) incurred in its overseas companies.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015	2016	2017
	RMB	RMB	RMB
Current income tax expense	383,723,730	454,533,605	1,452,424,600
Deferred tax expense/(benefit)	86,464,693	23,475,428	(171,901,260)
Income tax expense	470,188,423	478,009,033	1,280,523,340

Income tax expense was RMB1.3 billion (US$197 million) in the year ended December 31, 2017, increase from RMB478 million in the year ended 2016. The effective income tax rate in year ended December 31, 2017 was 37%, as compared to -27% in the year ended 2016, mainly due to profitability changes in our subsidiaries with different tax rates and the decrease of non-deductible share-based compensation expenses in 2017.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31, 2015, 2016 and 2017 were as follows:

	2015	2016	2017
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries with preferential tax rates	(5)%	8%	6%
Gain on deconsolidation of a subsidiary with a withholding tax rate of 10% versus the statutory CIT rate	(11)%	—	—
Non-deductible expenses and non-taxable income incurred	6%	(50)%	4%
Change in valuation allowance	1%	(10)%	2%
Effective CIT rate	16%	(27)%	37%

The change in the Group’s effective tax rates from year over year is primarily attributable to the tax differential from certain subsidiaries with preferential tax rates as well as the non-deductible expenses.

The non-deductible expenses are primarily attributable to the share based compensation charge of RMB643 million, RMB3.6 billion and RMB1.8 billion for the year ended December 31, 2015, 2016 and 2017, respectively, which was not deductible according to the PRC tax laws. For the years ended December 31, 2015, 2016 and 2017, such non-deductible expense increased the income tax in the amount of RMB161 million, RMB890 million and RMB458 million, respectively by using enacted tax rate of 25%, which led to the increase of effective tax rate of 5%, -51% and 13% respectively. The remaining impact from the non-deductible expenses comes from the other expenses incurred on the Company level which is also not subject to income tax.

The provisions for income taxes for the years ended December 31, 2015, 2016 and 2017 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain subsidiaries and VIEs of the Company as well as the gain on deconsolidation of a subsidiary which was subject to a lower withholding tax rate of 10%. The following table sets forth the effect of preferential tax on China operations:

	2015	2016	2017
	RMB	RMB	RMB
Tax holiday effect	162,896,542	177,799,057	345,292,589
Basic net income per ADS effect	1.08	0.38	0.65
Diluted net income per ADS effect	0.86	0.38	0.60

For the years ended December 31, 2015, 2016 and 2017, the impacts on effective tax rates from the Company’s major subsidiaries with preferential tax rates are as follows:

	Impact on the effective tax rates
		2015	2016	2017
Ctrip Computer Technology (Shanghai) Co., Ltd.	15%	(1.4)%	4.2%	(1.6)%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	15%	(0.4)%	1.9%	(1.6)%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	15%	(3.0)%	7.4%	(1.6)%
Chengdu Information Technology Co., Ltd.	15%	(0.6)%	1.4%	(2.1)%
The Company and its subsidiaries in Hong Kong and	16.5%,
Cayman	0%	(0.3)%	0.8%	15.4%
Qunar and subsidiaries	15%	—	(5.9)%	(1.0)%
Others	16.5%, 15%, 0%	0.40%	(1.6)%	(1.1)%
Total		(5.3)%	8.2%	6.4%

Significant components of deferred tax assets and liabilities:

	2016	2017
	RMB	RMB
Accrued expenses	149,205,615	331,524,551
Loss carry forward	159,747,175	150,575,892
Accrued liability for customer reward related programs	122,635,196	99,188,976
Accrued staff salary	55,228,349	4,018,972
Others	38,782,032	73,875,163
Less: Valuation allowance of deferred tax assets	(150,286,773)	(197,214,279)
Total deferred tax assets	375,311,594	461,969,275

Deferred tax liabilities:
Recognition of intangible assets arise from business combinations and unrealized holding gain	(3,607,882,808)	(3,847,440,251)

Net deferred tax assets/(liabilities)	(3,232,571,214)	(3,385,470,976)

Movement of valuation allowances:

	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of year	183,449,500	31,489,450	150,286,773
Current year additions	31,590,648	118,797,323	46,927,506
Deconsolidation of Tujia	(183,550,698)	—	—
Balance at end of year	31,489,450	150,286,773	197,214,279

As of December 31, 2016 and 2017, valuation allowance of RMB150 million and RMB197 million was mainly provided for operating loss carry forwards related to certain subsidiaries based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

As of December 31, 2017, the Group had net operating tax loss carry forwards amounted to RMB662 million which will expire from 2018 to 2021 if not used.

As of December 31, 2016 and 2017, the unrecognized tax benefit and accrual is nil.

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

16.  OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals As of December 31, 2016 and 2017 were as follows:

	2016	2017
	RMB	RMB
Accrued operating expenses	1,549,809,298	2,851,988,186
Deposits received from suppliers and packaged-tour users	460,648,199	507,158,340
Payable for acquisition and investments (Note 2)	157,004,868	625,682,289
Provision related to an equity method investment (Note 13)	—	367,448,156
Due to employees for stock option proceeds received on their behalf	250,831,976	197,430,857
Deposit for special bonus program (a)	168,404,481	178,771,740
Interest payable	103,016,365	68,413,048
Accruals for property and equipment	22,855,856	42,444,370
Deferred revenue	12,664,375	31,789,775
Others	124,585,829	225,509,712
Total	2,849,821,247	5,096,636,473

(a)         In September, 2014, the Company established a special bonus program. Under this program, the Company provides the bonus units to the selected employees and the employees are required to provide deposit to participate such program. The bonus is calculated based on certain agreed-upon performance merits and is paid together with the deposit. As of December 31, 2017, the Company recognized the employees deposit of RMB179 million in other payable. The expenses recognized for the bonus program were not significant in 2015, 2016 and 2017.

17.       LONG-TERM DEBT

	2016	2017
	RMB	RMB
2018 Notes	5,554,400,000	—
2020 Notes	4,860,100,000	—
2025 Notes	2,777,200,000	2,602,520,000
2022 Notes	6,769,425,000	6,343,642,500
2019 Priceline Notes	3,471,500,000	3,253,150,000
2020 Priceline Notes	1,735,750,000	1,626,575,000
2025 Priceline and Hillhouse Notes	6,943,000,000	6,506,300,000
2022 Priceline Notes	173,575,000	162,657,500
Long-term loan	2,550,000,000	8,807,156,482
Less: Debt issuance cost	(184,276,447)	(81,746,715)
Total	34,650,673,553	29,220,254,767

As of December 31, 2017, the fair value of the Company’s long-term debt, based on Level 2 inputs, was RMB29.3 billion.

Description of 2017 Convertible Senior Notes

On September 24, 2012, the Company issued US$180 million in aggregate principle amount of 0.5% Convertible Senior Notes due 2017 (the “2017 Notes”). The 2017 Notes may be converted, at each holder’s option, at an initial conversion rate of 51.7116 American depository shares (“ADSs”) per US$1,000 principal amount of the 2017 Notes (which represents an initial conversion price of US$19.34 per ADS at any time prior to the close of business on the second business day immediately preceding the maturity date of September 15, 2017. Debt issuance costs were US$5.4 million and are being amortized to interest expense to the put date of the 2017 Notes (September 15, 2015).

Concurrently with the issuance of the 2017 Notes, the Company purchased a call option (“2012 Purchased Call Option”) and sold warrants (“2012 Sold Warrants”), where the counterparty agreed to sell to the Company up to approximately 9.3 million of the Company’s ADSs at a price of US$19.34 per ADS upon the Company’s exercise of the 2012 Purchased Call Option and the Company received US$26.6 million from the same counterparty for the sale of warrants to purchase up to approximately 9.3 million of the Company’s ADSs at an exercise price of US$ 26.37 per ADS.

As of December 31, 2017, all 2017 Notes have been converted.

Description of 2018 Convertible Senior Notes

On October 17, 2013, the Company issued US$800 million in aggregate principle amount of 1.25% Convertible Senior Notes due 2018 (the “2018 Notes”). The 2018 Notes may be converted, at an initial conversion rate of 12.7568 ADSs per US$1,000 principal amount of the 2018 Notes (which represents an initial conversion price of US$78.39 per ADS) at any time prior to the close of business on the second business day immediately preceding the maturity date of October 15, 2018. Debt issuance costs were US$19.6 million and are being amortized to interest expense to the put date of the 2018 Notes (October 15, 2016).

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

Concurrently with the issuance of the 2018 Notes, the Company purchased a call option (“2013 Purchased Call Option”) and sold warrants (“2013 Sold Warrants”) where the counterparty agreed to sell to the Company up to approximately 10.2 million of the Company’s ADSs at a price of US$ 78.39 per ADS upon the Company’s exercise of the 2013 Purchased Call Option and the Company received US$77.2 million from the same counterparty for the sale of warrants to purchase up to approximately 10.2 million of the Company’s ADSs at an exercise price of US$96.27 per ADS.

In June 2017, the Company exchanged approximately US$327 million aggregate principal amount of the outstanding 2018 Notes for (i) approximately 8.3 million of our ADSs based on a conversion price of approximately US$39.19 per ADS computed pursuant to the indenture of the 2018 Notes. The conversion price has reflected the share split of the Company effective from December 1, 2015.

The Company offered inducements to the holders of the 2017 and 2018 Notes for early conversion. As a result, for the years ended December 31, 2016 and 2017, US$26 million and US$352 million of the 2017 and 2018 Notes were early converted to 2.6 million and 10.8 million ADSs respectively, at the initial conversion rate of the 2017 and 2018 Notes. Such early conversion also resulted in an early termination of the 2012 and 2013 Purchased Call Option, from which the Company has received US$12 million and US$100 million (RMB650 million) in 2016 and 2017 respectively.

Description of 2020 Convertible Senior Notes

On June 18, 2015, the Company issued US$700 million of 1.00% Convertible Senior Notes due 2020 (the “2020 Notes”). The 2020 Notes may be converted at an initial conversion rate of 9.1942 ADSs per US$1,000 principal amount of the 2020 Notes (which represents an initial conversion price of US$108.76 per ADS) at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2020. Debt issuance costs were US$11.3 million and are being amortized to interest expense to the put date of the 2020 Notes (July 1, 2018).

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

Concurrently with the issuance of the 2020 Notes, the Company purchased a call option (“2015 Purchased Call Option”) and sold warrants (“2015 Sold Warrants”) where the counterparty agreed to sell to the Company up to approximately 6.4 million of the Company’s ADSs upon the Company’s exercise of the 2015 Purchased Call Option and the Company received US$84.4 million from the same counterparty for the sale of warrants to purchase up to approximately 6.4 million of the Company’s ADSs.

Description of 2025 Convertible Senior Notes

On June 18, 2015, the Company issued US$400 million of 1.99% Convertible Senior Notes due 2025 (the “2025 Notes”). The 2025 Notes may be converted, at an initial conversion rate of 9.3555 ADSs per US$1,000 principal amount of the 2025 Notes (which represents an initial conversion price of US$106.89 per ADS), at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2025. Debt issuance costs were US$6.8 million and are being amortized to interest expense to the put date of the 2025 Notes (July 1, 2020).

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

Description of 2022 Convertible Senior Notes

On September 12, 2016 and September 19, 2016, the Company issued US$975 million of 1.25% Convertible Senior Notes due 2022 (the “2022 Notes”). The 2022 Notes may be converted, at an initial conversion rate of 15.2688 ADSs per US$1,000 principal amount of the 2022 Notes (which represents an initial conversion price of US$65.49 per ADS) at each holder’s option at any time prior to the close of business on the business day immediately preceding the maturity date of September 15, 2022. Debt issuance costs were US$19 million and are being amortized to interest expense to the put date of the 2022 Notes (September 15, 2019).

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

The Company assessed the 2017 Notes, 2018 Notes, 2020 Notes, 2025 Notes and 2022 Notes (collectively as “Notes”), the 2012 Purchased Call Option, 2013 Purchased Call Option and 2015 Purchased Call Option (the “Purchased Call Options”), and the 2012 Sold Warrants, 2013 Sold Warrants and 2015 Sold Warrants (the “Sold Warrants”) under ASC 815 and concluded that:

·                      The Notes, the Purchased Call Options and the Sold Warrants (1) do not entail the same risks; and (2) have a valid business purpose and economic need for structuring the transactions separately. Therefore, the offering of the Notes, the Purchased Call Options and Sold Warrants transactions should be accounted separately;

·                      The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation;

·                      Since the conversion option is considered indexed to the Company’s own stock, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met;

·                      There was no BCF attribute to the Notes as the set conversion prices for the Notes were greater than the respective fair values of the ordinary share price at date of issuances;

Therefore, the Company has accounted for the respective Notes as a single instruments as a long-term debt. The debt issuance cost were recorded as reduction to the long-term debts and are amortised as interest expenses using the effective interest method. The value of the Notes are measured by the cash received. The Purchased Call Options and Sold Warrants are accounted for within stockholders’ equity.

Description of Priceline and Hillhouse Notes

On August 7, 2014, the Company issued Convertible Senior Note (the “2019 Priceline Note”) at an aggregate principal amount of US$500 million to an indirect subsidiary of the Priceline Group. The Priceline 2019 Note is due on August 7, 2019 and bears interest of 1% per annum, which will be paid semi-annually beginning on February 7, 2015. The Priceline 2019 Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$81.36 per ADS.

On May 26, 2015, the Company issued Convertible Senior Note (the “2020 Priceline Note”) at an aggregate principal amount of US$250 million to an indirect subsidiary of the Priceline Group. The Priceline 2020 Note is due on May 29, 2020 and bears interest of 1% per annum, which will be paid semi-annually beginning on November 29, 2015. The Priceline 2020 Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$104.27 per ADS.

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

The Company has accounted for the above notes as a single instrument. The value of the above notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate. There was no BCF attribute to the above notes as the set conversion price for the above notes was greater than the fair value of the ADS price at date of issuance.

Long-term Loans from Commercial Banks

As of December 31, 2017, the Company obtained long-term borrowings of RMB8.8 billion (US$1.4 billion) in aggregate collateralized by bank deposits, properties and/or stock at one or more of our wholly-owned subsidiaries. The interest rate for the outstanding borrowings was approximately from 1.9% to 7.0%.

18.  CAPITAL AND TREASURY STOCK

In 2015, 2016 and 2017, US$16.5 million, US$21.6 million and US$19.6 million convertible senior notes were early converted and 244,466 shares, 330,048 shares and 318,170 shares of repurchased treasury stock were delivered to the notes holders, respectively. As of December 31, 2017, the Company had 2,929,139 shares treasury stock at total cost of US$324 million.

In September 2016, the Company completed the public offering of an aggregate of 32,775,000 ADSs, or the 2016 ADS Offering, including 4,275,000 ADSs in connection with the underwriters’ exercise of over-allotment option for an aggregate offering price of approximately US$1.5 billion. Concurrently with the 2016 ADS Offering, the Company issued ordinary shares with the respective subsidiaries of Baidu, Inc., or Baidu, and Priceline Group Inc., or Priceline at an aggregate investment amount of US$100 million and US$25 million, respectively. The issuance cost incurred for the above offerings with amount of RMB226 million was presented as reduction to the offering proceeds.

19.  EARNINGS/(LOSSES) PER SHARE

Basic earnings/(loss) per share and diluted earnings per share were calculated as follows:

	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net income/(loss) attributable to Ctrip’s shareholders	2,507,655,884	(1,430,703,195)	2,142,011,537
Eliminate the dilutive effect of interest expense of convertible notes	185,589,773	—	52,229,311
Numerator for diluted earnings/(loss) per share	2,693,245,657	(1,430,703,195)	2,194,240,848

Denominator:
Denominator for basic earnings/(loss) per ordinary share
- weighted average ordinary shares outstanding	37,797,698	59,166,582	66,300,808
Dilutive effect of share options	2,962,481	—	2,978,969
Dilutive effect of convertible notes	6,102,417	—	2,345,083
Dilutive effect of convertible notes sold warrants	512,652	—	151,033
Denominator for diluted earnings/(loss) per ordinary share	47,375,248	59,166,582	71,775,893

Basic earnings/(loss) per ordinary share	66.34	(24.18)	32.31
Diluted earnings/(loss) per ordinary share	56.85	(24.18)	30.57

Basic earnings/(loss) per ADS	8.29	(3.02)	4.04
Diluted earnings/(loss) per ADS	7.11	(3.02)	3.82

The 2018, 2020, 2025 and 2022 Notes, the 2025 Priceline and Hillhouse Notes and 2022 Priceline Notes were not included in the computation of diluted EPS in 2017 because the inclusion of such instrument would be anti-dilutive. All the convertible senior notes had anti-dilutive impact and were excluded in the computation of diluted EPS in 2016, given the loss reported. The 2025 Notes and the 2025 Priceline and Hillhouse Notes were not included in the computation of diluted EPS in 2015 because the inclusion of such instrument would be anti-dilutive.

For the years ended December 31, 2015, 2016 and 2017, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings/(loss) per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2015	2016	2017
	RMB	RMB	RMB

2017 Notes	—	435,248	—
2018 Notes	—	2,551,360	2,002,507
2020 Notes	—	1,608,985	1,608,984
2025 Notes	486,999	935,550	935,550
2022 Notes	—	559,282	1,860,885
2019 Priceline Notes	—	1,536,338	—
2020 Priceline Notes	—	599,400	—
2025 Priceline and Hillhouse Notes	100,046	1,825,838	1,825,838
2022 Priceline Notes	—	14,341	47,715
Outstanding weighted average stock options	64,074	3,678,030	99,695
Sold Warrants	1,734,865	303,176	—
	2,385,984	14,047,548	8,381,174

20.  COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises that are classified as operating leases for the periods from 2018 to 2022. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB
2018	263,400,004
2019	188,973,971
2020	98,682,126
2021	66,924,998
2022	53,406,162
Thereafter	178,218,196
849,605,457

Rental expense amounted to RMB134 million, RMB378 million and RMB445 million for the years ended December 31, 2015, 2016 and 2017, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

Capital commitments

As of December 31, 2017, the Company had outstanding capital commitments totaling RMB49 million, which consisted of capital expenditures of property, equipment and software.

Deposit under guarantee arrangement

In connection with our air ticketing business, the Group is required by an affiliate of Civil Aviation Administration of China (“CAAC”) and International Air Transport Association (“IATA”) to enter into guarantee arrangements and to pay deposits.  The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2017, the total quota of the air tickets that the Company was entitled to issue was up to RMB1.1 billion. The total amount of the deposit the Company paid was RMB133 million.

Based on the guarantee arrangements and historical experience, the maximum amount of the future payments of Company is approximately RMB931 million which is the guaranteed amount of the air ticket that the Company could issue rather than a financial guarantee. The Company will be liable to pay only when it issues the air tickets to its users and such payable is included in the accounts payable. Therefore, the Company believes the guarantee arrangements do not constitute any contractual and constructive obligation of the Company and has not recorded any liability beyond the amount of the tickets that have already been issued.

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

21.  SUBSEQUENT EVENTS

The Company has evaluated the subsequent events through the date of these financial statements.