Form 20-F/A
period 2017-12-31
CTRIP COM INTERNATIONAL LTD
filed 2018-06-29
CIK 1269238

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

Yes  ☐  No ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Ctrip.com International, Ltd. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, originally filed with the U.S. Securities Exchange Commission on April 23, 2018 (the “Original Filing”). This Amendment is being filed solely for the purpose of complying with Regulation S-X, Rule 3-09. Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method to be included in the Form 20-F when such entities are individually significant.

We have determined that our equity method investment in Tongcheng-Elong Holdings Limited (formerly known as “China E-dragon Holdings Limited,” hereinafter referred to as “Tongcheng-Elong”), which is not consolidated in our financial statements, was significant under the income test of Rule 1-02(w) of Regulation S-X in relation to our financial results for the year ended December 31, 2016.  This Amendment is therefore filed solely to supplement the Original Filing with the inclusion of the financial statements and related notes of Tongcheng-Elong as of and for the fiscal years ended December 31, 2015, 2016, and 2017 (the “Tongcheng-Elong Financial Statements”).

This Form 20-F/A consists solely of the cover page, this explanatory note, the Tongcheng-Elong Financial Statements, updated certifications of our chief executive officer and chief financial officer, consent of the independent auditor of Tongcheng-Elong. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

		Page
PART III
ITEM 18.	FINANCIAL STATEMENTS	1
ITEM 19.	EXHIBITS	84

i

PART III

Item 18. Financial Statements

The following financial statements are included in this Form 20-F/A:

Consolidated financial statements of Tongcheng-Elong Holdings Limited as of and for the fiscal year ended December 31, 2017

TONGCHENG-ELONG HOLDINGS LIMITED

(FORMERLY KNOWN AS “CHINA E-DRAGON HOLDINGS LIMITED”)

(Incorporated in Cayman Islands with limited liability)

ACCOUNTANT’S REPORT

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

Report of Independent Auditor

To the Board of Directors of Tongcheng-Elong Holdings Limited

We have audited the accompanying consolidated financial statements of Tongcheng-Elong Holdings Limited and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2016, and the related consolidated statements of comprehensive income, of changes in equity,  and of cash flow for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tongcheng-Elong Holdings Limited and its subsidiaries as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

The accompanying consolidated statement of financial position of Tongcheng-Elong Holdings Limited as of December 31, 2015 and 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flow for the years then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2015 and 2017 financial statements to be audited and they are therefore not covered by this report.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

June 29, 2018

Tongcheng-Elong Holdings Limited

Consolidated Statements of Comprehensive (Loss)/Income

		Year ended December 31,
		2015		2017
	Note	(Unaudited)	2016	(Unaudited)
		RMB’000	RMB’000	RMB’000
Revenue	5	1,026,124	2,204,565	2,518,591
Cost of revenue	6	(639,723)	(1,032,913)	(811,781)

Gross profit		386,401	1,171,652	1,706,810

Service development expenses	6	(399,073)	(517,648)	(522,018)
Selling and marketing expenses	6	(775,464)	(1,882,779)	(1,094,977)
Administrative expenses	6	(272,584)	(898,337)	(97,379)
Fair value changes on investments measured at fair value through profit or loss	17	17,646	(4,031)	863
Other income	9	49,006	10,547	12,805
Other gains/(losses), net	10	51,107	4,689	22,610

Operating (loss)/profit		(942,961)	(2,115,907)	28,714

Finance income	11	9,156	8,402	10,145
Finance costs	11	(5,831)	(4,114)	(163)
Fair value change on redeemable convertible preferred shares measured at fair value through profit or loss	24	—	(36,781)	97,576
Share of results of associates	15	(18,177)	(11,218)	(2,251)

(Loss)/profit before income tax		(957,813)	(2,159,618)	134,021

Income tax (expense)/credit	12	(5,206)	(978)	60,356

(Loss)/profit for the year		(963,019)	(2,160,596)	194,377

- Equity holders of the Company		(916,266)	(2,139,267)	195,575
- Non-controlling interests		(46,753)	(21,329)	(1,198)
		(963,019)	(2,160,596)	194,377

(Loss)/earnings per share: (expressed in RMB per share)	13
- Basic		(12.50)	(46.01)	7.51
- Diluted		(12.50)	(46.01)	1.12

Tongcheng-Elong Holdings Limited

Consolidated Statements of Comprehensive (Loss)/Income (Continued)

		Year ended December 31,
		2015		2017
	Note	(Unaudited)	2016	(Unaudited)
		RMB’000	RMB’000	RMB’000
(Loss)/profit for the year		(963,019)	(2,160,596)	194,377

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
- Fair value change relating to preferred shares due to own credit risk	24	—	36,781	(46,592)
Other comprehensive income/(loss) for the year, net of tax		—	36,781	(46,592)

Total comprehensive (loss)/income for the year		(963,019)	(2,123,815)	147,785

Total comprehensive (loss)/income attributable to:
- Equity holders of the Company		(916,266)	(2,102,486)	148,983
- Non-controlling interests		(46,753)	(21,329)	(1,198)
		(963,019)	(2,123,815)	147,785

Tongcheng-Elong Holdings Limited

Consolidated Statements of Financial Position

		As of December 31,
		2015		2017
	Note	(Unaudited)	2016	(Unaudited)
		RMB’000	RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	14	98,800	101,074	441,722
Investments accounted for using the equity method	15	51,087	39,869	37,618
Investments measured at fair value through profit or loss	17	49,881	45,685	25,239
Intangible assets	18	209,146	347,904	308,831
Deferred income tax assets	19	—	—	61,877
Prepayment and other receivables	20	48,149	49,761	49,172
		457,063	584,293	924,459
Current assets
Trade receivables	21	461,431	883,382	539,217
Prepayment and other receivables	20	235,867	274,188	195,938
Short-term investments measured at amortized cost	17	224,507	—	—
Short-term investments measured at fair value through profit or loss	17	21,046	71,041	236,107
Restricted cash	22	146,480	153,606	170,541
Cash and cash equivalents	22	710,403	339,299	701,748
		1,799,734	1,721,516	1,843,551
Total assets		2,256,797	2,305,809	2,768,010

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	27	—	84	99
Share premium	27	—	1,514,310	1,514,310
Treasury Stock	27	—	—	(15)
Other reserves	28	2,658,337	(3,275,866)	(3,270,057)
Accumulated losses		(1,637,460)	(3,776,727)	(3,581,152)
		1,020,877	(5,538,199)	(5,336,815)
Non-controlling interests		27,510	6,079	4,881
Total equity		1,048,387	(5,532,120)	(5,331,934)

LIABILITIES
Non-current liabilities
Borrowings	23	—	—	172,305
Deferred income tax liabilities	19	3,738	4,283	201
Redeemable convertible preferred shares	24	—	6,398,631	6,347,647
Other payables and accruals	26	2,950	2,375	1,839
		6,688	6,405,289	6,521,992
Current liabilities
Borrowings	23	—	—	19,692
Trade payables	25	658,566	921,633	1,114,917
Other payables and accruals	26	540,753	510,593	437,358
Current income taxes liabilities		2,403	414	5,985
		1,201,722	1,432,640	1,577,952

Total liabilities		1,208,410	7,837,929	8,099,944

Total equity and liabilities		2,256,797	2,305,809	2,768,010

Tongcheng-Elong Holdings Limited

Consolidated Statements of Changes in Equity

For the year ended December 31, 2015 (Unaudited)

	Attributable to equity holders of the Company						Non-
	Share capital	Share premium	Treasury Stock	Other reserves	Accumulated losses	Sub-total	controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2015 (Unaudited)	—	—	—	2,504,792	(715,033)	1,789,759	76,650	1,866,409

Comprehensive loss
Loss for the year	—	—	—	—	(916,266)	(916,266)	(46,753)	(963,019)

Total comprehensive loss	—	—	—	—	(916,266)	(916,266)	(46,753)	(963,019)

Transactions with owners
Share-based compensations (Note 8)	—	—	—	208,296	—	208,296	—	208,296
Statutory reserves	—	—	—	6,161	(6,161)	—	—	—
Exercise of stock options (Note 8)	—	—	—	25,397	—	25,397	—	25,397
Share based compensation of a subsidiary	—	—	—	3,278	—	3,278	(226)	3,052
Disposal of a subsidiary	—	—	—	—	—	—	(2,161)	(2,161)
Purchase of vested eLong Equity Awards in connection with the Expedia Transaction (Note 8)	—	—	—	(89,587)	—	(89,587)	—	(89,587)

Total transactions with owners recognized directly in equity	—	—	—	153,545	(6,161)	147,384	(2,387)	144,997

As of December 31, 2015 (Unaudited)	—	—	—	2,658,337	(1,637,460)	1,020,877	27,510	1,048,387

Tongcheng-Elong Holdings Limited

Consolidated Statement of Changes in Equity

For the year ended December 31, 2016

	Attributable to equity holders of the Company						Non-
	Share capital	Share premium	Treasury Stock	Other reserves	Accumulated losses	Sub-total	controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2016	—	—	—	2,658,337	(1,637,460)	1,020,877	27,510	1,048,387

Comprehensive loss
Loss for the year	—	—	—	—	(2,139,267)	(2,139,267)	(21,329)	(2,160,596)
Changes in fair value of the preferred shares — attributable to its credit risk	—	—	—	36,781	—	36,781	—	36,781

Total comprehensive loss	—	—	—	36,781	(2,139,267)	(2,102,486)	(21,329)	(2,123,815)

Transactions with owners
Share-based compensations (Note 8)	—	—	—	71,325	—	71,325	—	71,325
Exercise of stock options (Note 8)	—	—	—	1,719	—	1,719	—	1,719
Exchange of high-vote ordinary shares to preferred shares in connection with the Restructuring (Note 24)	—	—	—	(3,527,596)	—	(3,527,596)	—	(3,527,596)
Re-designation of ordinary shares to preferred shares in connection with the Restructuring (Note 24)	—	—	—	(920,414)	—	(920,414)	—	(920,414)
Purchase of vested Equity Awards (Note 8)		—	—	(81,624)	—	(81,624)	—	(81,624)
Incorporation of the Company and consummation of the Restructuring	84	1,514,310	—	(1,514,394)	—	—	—	—
Purchase of non-controlling interest	—	—	—	—	—	—	(102)	(102)

Total transactions with owners recognized directly in equity	84	1,514,310	—	(5,970,984)	—	(4,456,590)	(102)	(4,456,692)

As of December 31, 2016	84	1,514,310	—	(3,275,866)	(3,776,727)	(5,538,199)	6,079	(5,532,120)

Tongcheng-Elong Holdings Limited

Consolidated Statements of Changes in Equity

For the year ended December 31, 2017 (Unaudited)

	Attributable to equity holders of the Company						Non-
	Share capital	Share premium	Treasury Stock	Other reserves	Accumulated losses	Sub-total	controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2017 (Unaudited)	84	1,514,310	—	(3,275,866)	(3,776,727)	(5,538,199)	6,079	(5,532,120)

Comprehensive income/(loss)
Profit/(loss) for the year	—	—	—	—	195,575	195,575	(1,198)	194,377
Changes in fair value of the preferred shares — attributable to its credit risk	—	—	—	(46,592)	—	(46,592)	—	(46,592)

Total comprehensive income/(loss)	—	—	—	(46,592)	195,575	148,983	(1,198)	147,785

Transactions with owners
Share-based compensations (Note 8)	—	—	—	56,783	—	56,783	—	56,783
Issuance of RSUs (Note 8)	15	—	(15)	—	—	—	—	—
Purchase of vested Equity Awards (Note 8)	—	—	—	(4,382)	—	(4,382)	—	(4,382)

Total transactions with owners recognized directly in equity	15	—	(15)	52,401	—	52,401	—	52,401

As of December 31, 2017 (Unaudited)	99	1,514,310	(15)	(3,270,057)	(3,581,152)	(5,336,815)	4,881	(5,331,934)

Tongcheng-Elong Holdings Limited

Consolidated Statements of Cash Flows

		Year ended December 31,
		2015		2017
	Note	(Unaudited)	2016	(Unaudited)
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash (used in)/generated from operations	31	(794,526)	(413,844)	715,021
Interest received		35,206	6,700	4,310
Income tax (paid)/refund		(16,872)	(3,017)	563
Net cash (outflow)/inflow from operating activities		(776,192)	(410,161)	719,894

Cash flows from investing activities
Payments for investments accounted for using the equity method		(58,142)	—	—
Payments for investments measured at fair value through profit or loss		(15,000)	—	—
Payment for business combination	30	(5,000)	—	—
Purchases of property, plant and equipment		(44,012)	(56,530)	(392,134)
Proceeds from disposal of property, plant and equipment and intangible assets		56	108	62
Proceeds from disposal of a subsidiary		64,310	—	—
Proceeds from disposal of investments accounted for using the equity method		19,350	—	—
Proceeds from disposal of long-term investments measured at fair value through profit or loss		—	—	20,000
Increase in restricted cash		(22,543)	(7,126)	(16,935)
Payments for purchases of short-term investments		(917,311)	(475,075)	(1,673,388)
Proceeds from redemptions of short-term investments		2,103,439	656,023	1,520,440
Net cash inflow/(outflow) from investing activities		1,125,147	117,400	(541,955)

Cash flows from financing activities
Purchase of vested eLong Equity Awards		—	(81,624)	(4,382)
Proceeds from bank borrowings		—	—	196,920
Repayments of bank borrowings		—	—	(6,663)
Settlement of share-based awards		(86,580)	—	—
Exercise of stock options		25,397	1,719	—
Net cash (outflow)/inflow from financing activities		(61,183)	(79,905)	185,875

Net increase/(decrease) in cash and cash equivalents		287,772	(372,666)	363,814
Cash and cash equivalents at beginning of the year	22	412,892	710,403	339,299
Effect of exchange rate changes on cash and cash equivalents		9,739	1,562	(1,365)

Cash and cash equivalents at end of the year	22	710,403	339,299	701,748

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

1.                                      General information, history of the Group, material acquisitions and basis of presentation

1.1                               General information

Tongcheng-Elong Holdings Limited (the “Company”, formerly known as China E-Dragon Holdings Limited) is an exempted company with limited liability incorporated under the laws of the Cayman Islands on January 14, 2016.

The Company is an investment holding company. The Company and its subsidiaries (together, the “Group”) are principally engaged in the provision of travel related services, including accommodation reservation services, transportation ticketing services, and online advertising services (the “Listing Business”) in the People’s Republic of China (the “PRC”).

The consolidated financial statements of the Group, which comprises the consolidated statements of financial position as of December 31, 2015, 2016 and 2017, and the consolidated statements of comprehensive (loss)/income, the consolidated statements of changes in equity, and the consolidated statements of cash flows for each of the years then ended (the “Track Record Period”) and a summary of significant accounting policies and other explanatory information are collectively as historical financial information (the “Historical Financial Information”).

1.2                               History of the Group, material acquisitions and group structure

1.2.1                     History of the Group

eLong Inc. (“eLong”) and its subsidiaries (collectively, the “eLong Group”) was the group of companies operating the Listing Business throughout the Track Record Period. Prior to May 31, 2016, the ordinary shares of eLong were listed and traded on NASDAQ Global Select Market (“NASDAQ”) in the form of American Depositary Shares (“ADS”). eLong had a dual-class share structure with each ordinary share entitled to one vote and each high-vote ordinary share entitled to fifteen votes.

eLong used to be controlled by Expedia, Inc. (“Expedia”) with the majority ownership and voting rights of eLong held by Expedia. Another major shareholder of eLong at the time was TCH Sapphire Limited, a company wholly owned by Tencent Holdings Limited (“Tencent”). On May 22,  2015, Expedia sold all of its equity interest in eLong to several investors, including C-Travel International Limited, a wholly owned subsidiary of Ctrip.com International Ltd. (“Ctrip”), Keystone Lodging Holdings Limited (“Keystone”), Plateno Group Limited (“Plateno”), and Luxuriant Holdings Limited (“Luxuriant”) (the “Expedia Transaction”). In connection with the Expedia Transaction, the board of directors and certain management of eLong were changed. After the Expedia Transaction, eLong no longer has any controlling shareholder and its substantial shareholders include Ctrip and Tencent. On August 17, 2015, Keystone and Plateno transferred their respective shareholding in eLong to Ocean Imagination L.P. (“Ocean Imagination”).

On May 31, 2016, eLong consummated a restructuring pursuant to which eLong was acquired by the Company, with all of the then existing ordinary shares of eLong being exchanged with an equivalent number of ordinary shares or convertible and redeemable preferred shares (the “Preferred Shares”) of the Company (the “Restructuring”). In conjunction with the Restructuring, Tencent, Ocean Imagination and certain management members (collectively the “Buyers”) purchased all the ordinary shares of eLong that were not owned by Ctrip, Luxuriant and the Buyers. These ordinary shares purchased by the Buyers were exchanged to the same number of the Preferred Shares of the Company. Thereafter, the ADSs of eLong ceased to be listed on NASDAQ and eLong became a wholly owned subsidiary of the Company.

On March 27, 2018, the Company changed its name to Tongcheng-Elong Holdings Limited.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

1.2.2                     Material acquisitions

On December 28, 2017, the Company entered into an agreement with Tongcheng Network Technology Limited (“Tongcheng Network”) and its shareholders whereby the Company acquired Tongcheng Network’s Online Travel Agency Business (“Tongcheng Online Business”) by entering into a series of contractual arrangements with Tongcheng Network and its then shareholders, and the consideration was satisfied by issuing the Company’s 96,721,818 ordinary shares to the then shareholders of Tongcheng Network (the “Acquisition”). In conjunction with the Acquisition, Tencent, through one of its wholly owned subsidiaries, subscribed additional ordinary shares of the Company at a cash consideration of approximately US$30 million. The Acquisition was completed on March 9, 2018 and thereafter, Tongcheng Network became a company controlled by the Company under the contractual arrangements as further described below. The Acquisition will be accounted for using the purchase method of accounting when it is consummated, thus the Historical Financial Information for the Track Record Period does not include the financial information of Tongcheng Online Business.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

1.                                      General information, history of the Group, material acquisitions and basis of presentation (Continued)

1.2                               History of the Group, material acquisitions and group structure (Continued)

Company name	Country/place of operation and date of incorporation	Particulars of issued/paid-in capital		Equity/ beneficial interest held			At the date of this report	Principal activities	Type of legal entity	Statutory auditor (Note)
				2015	2016	2017
Directly held:

eLong Inc.	PRC/April 4, 2001	US$	0.01	100%	100%	100%	100%	Investment holding	Limited liability entity	(a)

Indirectly held:

eLong Net Information Technology (Beijing) Co., Ltd.（藝龍網信息技術(北京)有限公司）	PRC/August 17, 1999	US$	214,277,229	100%	100%	100%	100%	Platform service of hotel business	Limited liability entity	(b)(i)

eLong Information Technology (Hefei) Co., Ltd.（藝龍信息技術(合肥)有限公司）	PRC/July 09, 2012	US$	5,000,000	100%	100%	100%	100%	Hotel business service/business process outsourcing service	Limited liability entity	(b)(i)
Beijing eLong Information Technology Co., Ltd.（北京藝龍信息技術有限公司）(Note e)	PRC/November 28, 2000	RMB	16,000,000	100%	100%	100%	100%	Information technology outsourcing/ advertising service	Limited liability entity	(b)(ii)
Beijing eLong Air Services Co., Ltd.（北京藝龍航空服務有限公司）	PRC/October 23, 2002	RMB	23,000,000	100%	100%	100%	100%	Air ticket service	Limited liability entity	(b)(ii)
Beijing eLong International Travel Co., Ltd.（北京藝龍國際旅行社有限公司）	PRC/July 29, 2004	RMB	1,500,000	100%	100%	100%	100%	Hotel business service/other travel service	Limited liability entity	(b)(ii)
Tianjin Chengmei Technology Development Co., Ltd.（天津成美科技發展有限公司）	PRC/December 31, 2013	RMB	15,000,000	100%	100%	100%	100%	Investment holding	Limited liability entity	(b)(i)
Shenzhen JL-Tour International Travel Service Co., Ltd.（深圳市捷旅國際旅行社有限公司）	PRC/October 09, 2001	RMB	2,430,769	56%	56%	56%	54%	International Travel Service	Limited liability entity	(b)(iii)

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

1.                                      General information, history of the Group, material acquisitions and basis of presentation (Continued)

1.2                               History of the Group, material acquisitions and group structure (Continued)

Company name	Country/place of operation and date of incorporation	Particulars of issued/paid-in capital		Equity/ beneficial interest held			At the date of this report	Principal activities	Type of legal entity	Statutory auditor (Note)
				2015	2016	2017
Suzhou Chenghuiwan International Travel Agency Co., Ltd.（蘇州程會玩國際旅行社有限公司）	PRC/November 24, 2015	RMB	1,000,000	0%	0%	0%	100%	Travel related services	Limited liability entity	(b)(vi)
Nanjing Tongyou Tianxia Car Rental Co., Ltd.（南京同遊天下汽車租賃有限公司）	PRC/October 28, 2016		—	0%	0%	0%	100%	Travel related services	Limited liability entity	(b)(vi)
SuzhouChuanglv Tianxia Information Technology Co., Ltd. (蘇州創旅天下信息技術有限公司)	PRC/December 23, 2015	RMB	100,000	0%	0%	0%	100%	Travel related services	Limited liability entity	(b)(v)
Beijing Tongcheng Huading International Travel Agency Company Limited（北京同程華鼎國際旅行社有限公司）	PRC/January 12, 2011	RMB	5,000,000	0%	0%	0%	100%	Travel related services	Limited liability entity	(b)(iv)
Beijing Tianyuan Difang Insurance Agency Company Limited（天圓地方(北京)保險代理有限公司）	PRC/May 28, 2010	RMB	50,000,000	0%	0%	0%	100%	Travel related services	Limited liability entity	(b)(viii)
Suzhou Chengyi Technology Limited （蘇州程藝網絡科技有限公司）(Note e)	PRC/March 21, 2018		—	0%	0%	0%	100%	Travel related services	Limited liability entity	(a)
Tongcheng Network Technology Limited（同程網絡科技股份有限公司）(Note e)	PRC/March 10, 2004	RMB	111,319,969	0%	0%	0%	100%	Travel related services	Limited liability entity	(b)(viii)

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

1.                                      General information, history of the Group, material acquisitions and basis of presentation (Continued)

1.2                               History of the Group, material acquisitions and group structure (Continued)

(a)                                No audited financial statements were issued for these companies as they are either newly incorporated or not required to issue audited financial statements under the statutory requirements of their respective places of incorporation.

(b)                                The statutory auditors of these companies for the Track Record Period were as follows:

(i)                北京中瑞誠會計師事務所有限公司 for the years ended December 31, 2015 and 2016; 上海中瑞誠會計師事務所(特殊普通合夥) for the year ended December 31, 2017

(ii)             北京中瑞誠會計師事務所有限公司 for the years ended December 31, 2015, 2016 and 2017

(iii)          深圳東海會計師事務所 for the years ended December 31, 2015, 2016 and 2017

(iv)         蘇州鑫城會計師事務所有限公司 (Suzhou Xincheng CPAs Co. Ltd.) for the year ended December 31, 2015; 江蘇華星會計師事務所有限公司 (Jiangsu Welsen CPAs Co. Ltd.) for the year ended December 31, 2016; 普華永道中天會計師事務所(特殊普通合夥) (PricewaterhouseCoopers Zhong Tian LLP) for the year ended December 31, 2017

(v)            江蘇公證天業會計師事務所(特殊普通合夥) (Jiangsu Gongzheng Tianye CPAs LLP) for the years ended December 31, 2015 and 2016; 普華永道中天會計師事務所(特殊普通合夥) (PricewaterhouseCoopers Zhong Tian LLP) for the year ended December 31, 2017

(vi)         No statutory audit was required for the year ended December 31, 2015; 江蘇公證天業會計師事務所(特殊普通合夥) (Jiangsu Gongzheng Tianye CPAs LLP) for the year ended December 31, 2016; 普華永道中天會計師事務所(特殊普通合夥) (PricewaterhouseCoopers Zhong Tian LLP) for the year ended December 31, 2017

(vii)      江蘇公證天業會計師事務所(特殊普通合夥) (Jiangsu Gongzheng Tianye CPAs LLP) for the year ended December 31, 2015; 華普天健會計師事務所 （特殊普通合夥）(Huapu Tianjian CPAs LLP) for the year ended December 31, 2016; 普華永道中天會計師事務所(特殊普通合夥) (PricewaterhouseCoopers Zhong Tian LLP) for the year ended December 31, 2017

(viii)   江蘇公證天業會計師事務所(特殊普通合夥) (Jiangsu Gongzheng Tianye CPAs LLP) for the year ended December 31, 2015; 北京中兆國際會計師事務所有限公司(Beijing Zhongzhao International CPAs Co., Ltd.) for the year ended December 31, 2016; 普華永道中天會計師事務所(特殊普通合夥) (PricewaterhouseCoopers Zhong Tian LLP) for the year ended December 31, 2017

(c)                                  The English names of certain subsidiaries referred herein represent the Directors’ best effort at translating the Chinese names of these companies as no English names have been registered.

(d)                                 All companies comprising the Group have adopted December 31 as their financial year end date.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

1.                                      General information, history of the Group, material acquisitions and basis of presentation (Continued)

1.2                               History of the Group, material acquisitions and group structure (Continued)

(e)                                  The prevailing PRC rules and regulations restrict foreign ownership of companies that provide internet content, call center services, travel agency and transportation ticketing services, which represent the core activities of and services provided by the Group.  As a result of such restrictions, the Company does not have equity interests in certain of its PRC operating subsidiaries. However, pursuant to a series of contractual arrangements of the Group with each of Beijing E-dragon Information Technology Limited (北京藝龍信息技術有限公司) (“Beijing E-dragon”), Suzhou Chengyi International Technology Limited (蘇州程藝網絡科技有限公司) (“Suzhou Chengyi”), Tongcheng Network and their respective equity holders (“Beijing E-dragon Contractual Arrangement”, “Suzhou Chengyi Contractual Arrangement”, “Tongcheng Network Contractual Arrangement”, and collectively, the “Contractual Arrangements”), which include powers of attorney, technical services agreements, business operations agreements, equity interest pledge agreements, exclusive purchase right agreements and loan agreement, the Company is able to effectively control, recognize and receive substantially all the economic benefits of the business and operations of the PRC operating subsidiaries. Accordingly, the PRC operating subsidiaries are treated as structured entities controlled by the Company and the financial positions and results of operations of the PRC operating entities have been/will be consolidated based on the respective dates when the Company first obtained control of these PRC operating subsidiaries.

1.3          Basis of presentation

Immediately prior to and after the Expedia Transaction and the Restructuring, the Listing Business was carried out by eLong Group. The Expedia Transaction, which was the transaction between shareholders of eLong, did not change the business substance of the Listing Business. Pursuant to the Restructuring, the Listing Business were effectively controlled by the Company through its acquisition of the entire equity interest in eLong. The Company had not been involved in any business prior to the Restructuring and its operations did not meet the definition of a business. Therefore, the Restructuring was merely a recapitalization of the Listing Business and did not change the business substance, management or major shareholders of the Listing Business.  Accordingly, the Group resulting from the Expedia Transaction and the Restructuring is regarded as a continuation of the Listing Business conducted by eLong Group.  For the purpose of this report, the Historical Financial Information has been prepared and presented using the carrying amounts of the Listing Business as recorded in the consolidated financial statements of eLong for the Track Record Period.

For companies acquired from or disposed of to a third party, including those involved in the Acquisition, their financial information is included in or excluded from the Historical Financial Information from the respective dates of the acquisitions or disposals.

Inter-company transactions, balances and unrealized gains/losses on transactions between group companies are eliminated on consolidation.

On June 20, 2018, the consolidated financial statements were approved for issue by the Board of Directors of the Company.

2                                         Summary of significant accounting policies

The principal accounting policies applied in the preparation of the Historical Financial Information are set out below. These policies have been consistently applied throughout the Track Record Period, unless otherwise stated.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.1                               Basis of preparation

The Historical Financial Information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standard Board (“IASB”). In preparing the Historical Financial Information, the Group has early adopted IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 15 Revenue from Contracts with Customers (“IFRS 15”).

The Financial Information has been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including redeemable convertible preferred shares) which are carried at fair value.

The preparation of the Historical Financial Information in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Historical Financial Information are disclosed in Note 4 below.

All effective standards, amendments to standards and interpretations, which are mandatory for the financial year beginning January 1, 2017, are consistently applied to the Group for the Track Record Period.

(a)                                 New and amended standards early adopted by the Group

IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments.  The standard is effective for annual periods beginning on after January 1, 2018 and earlier application is permitted. The Group has reviewed its financial assets and liabilities and has elected to early apply IFRS 9 which has been applied consistently throughout the Track Record Period.

IFRS 15, “Revenue from contracts with customers” replaces the previous revenue standards IAS 18 “Revenue” and IAS 11 “Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on after January 1, 2018 and earlier application is permitted.  The Group has elected to early apply IFRS 15 which has been applied consistently throughout the Track Record Period.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.1                               Basis of preparation (Continued)

(b)                                 New standards and interpretations not yet adopted

The following new standards, amendments and interpretations to existing standards, which are relevant to the Group have been issued and are effective for further reporting periods and have not been early adopted by the Group.

Effective for annual periods beginning on or after

Amendments to IAS 40	Transfers of investment property	January 1, 2018
Annual Improvements to IFRSs 2014-2016 Cycle (Note (i))	Retirement of short-term exemptions in IFRS 1 Clarifying measurements of investments under IAS 28	January 1, 2018
IFRS 2 (Amendment) (Note (i))	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRIC 22	Foreign currency transactions and advance consideration	January 1, 2018
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement	January 1, 2019
Amendments to IAS 28 (Note (i))	Long-term interest in associate or joint ventures	January 1, 2019
IFRS 16 (Note (ii))	Leases	January 1, 2019
IFRIC 23 (Note (i))	Uncertainty over income tax treatments	January 1, 2019
IFRS 17	Insurance Contracts	January 1, 2021
IFRS 10 and IAS 28 (Amendments) (Note (i))	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

Note:

(i)                                     The Group has already commenced an assessment of the impact of these new or revised standards, and amendments. According to the preliminary assessment made by the directors, no significant impact on the financial performance and positions of the Group is expected when they become effective.

(ii)                                IFRS 16, “Leases”, address the definition of a lease, recognition and measurement of leased and established principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that almost all operating leases will be accounted for in the Consolidated Statement of Financial Position for lessees. The accounting for lessors will not significantly change.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.1                               Basis of preparation (Continued)

The Group is a lessee of certain office spaces which are currently classified as operating leases. The Group’s current accounting policy for such leases, as set out in Note 2.23, is to record the rental expenses in profit or loss when such expenses were incurred, with the related operating lease commitments being separately disclosed (Note 34). IFRS 16 provides new provisions for the accounting treatment of leases which no longer allows lessees to recognize the leases outside of the Consolidated Statement of Financial Position. Instead, all non-current leases should be recognized in the form of assets (for the right of use) and financial liabilities (for the payment obligations) in the Consolidated Statement of Financial Position. Short-term leases of less than twelve months and leases of low-value assets are exempt from such reporting obligation. The new standard will therefore result in a derecognition of prepaid operating leases, increase in right-of-use assets and increase in lease liabilities in the Consolidated Statement of Financial Position. In the Consolidated Statement of Comprehensive (Loss)/Income, as a result, the annual rental and amortization expenses of prepaid operating lease under otherwise identical circumstances will decrease, while depreciation of right-of-use of assets and interest expense arising from the lease liabilities will increase. The new standard will impact the Consolidated Statement of Financial Position in terms of total assets and liabilities.

The Group has disclosed its non-cancellable operating lease commitments amounting to RMB28 million as of December 31, 2017 in Note 34. The standard will affect primarily the accounting for Group’s operating leases. However, the Group has just commenced its assessment and had not yet determined to what extent its commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s operating results and classification of cash flow. Based on the preliminary assessment results, it is expected that certain portion of these operating lease commitments aforementioned will be required to be recognized in the Consolidated Statements of Financial Position as right-of-use assets and lease liabilities.

The application of IFRS 16 is mandatory for financial years commencing on or after January 1, 2019. The Group does not intend to early adopt the standard before its effective date. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group’s financial performance and position.

2.2                               Subsidiaries

(a)                                 Consolidation

A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.2                               Subsidiaries (Continued)

(b)                                 Consolidation (Continued)

(i)                                    Subsidiaries controlled through contractual arrangements

As described in Note 1.2 as at the date of this report, the Company and its wholly-owned subsidiaries have entered into the Contractual Arrangements which enable the Company to:

•                      govern the financial and operating policies of Beijing E-dragon, Tongcheng Network and Suzhou Chengyi;

•                      exercise equity holders’ voting rights of Beijing E-dragon, Tongcheng Network and Suzhou Chengyi;

•                      receive substantially all of the economic interest returns generated by Beijing E-dragon, Tongcheng Network and Suzhou Chengyi, in consideration for the technical services and software license provided by wholly-owned subsidiaries of the Company;

•                      have the irrevocable and exclusive right, at any time when applicable PRC law permits foreign invested companies to operate an internet content provision business, to purchase from the equity holders of Beijing E-dragon, Tongcheng Network and Suzhou Chengyi for their respective equity interests in Beijing E-dragon, Tongcheng Network and Suzhou Chengyi. The exercise price of the option is equal to the actual paid-in registered capital (or pro rata portion thereof, as appropriate) unless otherwise specified under PRC law on the date of exercise. If the transfer price of the equity interest is greater than the loan amount, the shareholders are required to immediately return the proceeds from the transfer price in excess of the loan amount to the Company; and

•                      obtain a pledge over the entire ownership interests of Beijing E-dragon, Tongcheng Network and Suzhou Chengyi from their respective equity holders to secure the payment obligations of Beijing E-dragon, Tongcheng Network and Suzhou Chengyi under the Contractual Arrangements.

As a result of the Contractual Arrangements, the Company has rights to exercise power over Beijing E-dragon, Tongcheng Network and Suzhou Chengyi and their respective subsidiaries, receive variable returns from its involvement with Beijing E-dragon, Tongcheng Network and Suzhou Chengyi and their respective subsidiaries, and has the ability to affect those returns through its power over Beijing E-dragon, Tongcheng Network and Suzhou Chengyi and their respective subsidiaries.  Therefore, the Company is considered to have the power to control Beijing E-dragon, Tongcheng Network and Suzhou Chengyi and their respective subsidiaries. Consequently, the Company regards Beijing E-dragon, Tongcheng Network and Suzhou Chengyi and their respective subsidiaries as the controlled entities and consolidates the financial positions and results of operations of these entities in the consolidated financial statements of the Group.

Nevertheless, the Contractual Arrangements may not be as effective as direct legal ownership in providing the Group with direct control over Beijing E-dragon, Tongcheng Network and Suzhou Chengyi and their respective subsidiaries and such uncertainties presented by the PRC legal system could impede the Group’s beneficiary rights of the results, assets and liabilities of Beijing E-dragon, Tongcheng Network and Suzhou Chengyi and their respective subsidiaries. The Directors, based on the advice of its legal counsel, consider that the Contractual Arrangements are in compliance with the relevant PRC laws and regulations and are legally binding and enforceable.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.2                               Subsidiaries (Continued)

(a)                                 Consolidation (Continued)

(ii)                                Business combination

The Group applies the acquisition method to account for business combinations except for business combination under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is a financial asset or liability is recognized in accordance with IFRS 9 in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of profit or loss.

(iii)                            Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in a loss of control are accounted for as equity transactions - that is, as transactions with the owners of the subsidiary in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.2                               Subsidiaries (Continued)

(a)                                 Consolidation (Continued)

(iv)                              Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(b)                                 Separate financial statements

Investments in subsidiaries (including structured entities) are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Impairment testing of the investments in subsidiaries is required upon receiving a dividends from these investments if the dividends exceeds the total comprehensive income of the subsidiary in the period the dividends declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

2.3                               Associates

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

(a)                                 Investments in associates in the form of ordinary shares

Investments in associates in the form of ordinary shares are accounted for using the equity method of accounting in accordance with IAS 28. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in these associates include goodwill identified on acquisition, net of any accumulated impairment loss. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

If the ownership interest in an associate in the form of ordinary shares is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income or loss is reclassified to consolidated statement of comprehensive income or loss where appropriate.

The Group’s share of the associates’ post-acquisition profit or loss is recognized in the consolidated statement of comprehensive income or loss, and its share of post-acquisition movements in other comprehensive income or loss is recognized in other comprehensive income or loss. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.3                               Associates (Continued)

(a)                                 Investments in associates in the form of ordinary shares (Continued)

The Group determines at each reporting date whether there is any objective evidence that the investments in the associate are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to “share of results of associates” in the consolidated statement of comprehensive income or loss.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group’s consolidated financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Gain or losses on dilution of equity interest in associates are recognized in the consolidated statement of comprehensive income or loss.

(b)                                 Investments in associates in the form of redeemable convertible preferred shares

Investments in associates in the form of redeemable convertible preferred shares or ordinary shares with preferential rights shares are accounted as financial assets measured at fair value through profit or loss (Note 2.9).

2.4                               Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer, vice presidents and directors of the Company that makes strategic decisions.

2.5                               Foreign currency translation

(a)                                 Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is Renminbi (“RMB”). The Company’s primary subsidiaries were incorporated in the PRC and these subsidiaries considered RMB as their functional currency. As the major operations of the Group during the Track Record Period are within the PRC, the Group determined to present its consolidated financial statements in RMB (unless otherwise stated).

(b)                                 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit or loss.

Translation differences on non-monetary financial assets and liabilities such as instruments held at fair value through profit or loss are recognized in profit or loss as part of the fair value changes.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.5                               Foreign currency translation (Continued)

(c)                                  Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•                      assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•                      income and expenses for each statement of profit or loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•                      all resulting currency translation differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Currency translation differences arising are recognized in other comprehensive income.

2.6                               Property, plant and equipment

All property, plant and equipment is stated at historical costs less accumulated depreciation and accumulated impairment charge. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the consolidated statement of comprehensive income or loss during the financial period in which they are incurred. Depreciation is calculated on the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Software	3 years
IT equipment	2 to 5 years
Leasehold improvements	Estimated useful lives or remaining lease terms, whichever is shorter the shorter of their useful lives and the lease terms
Furniture and fixtures	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognized in “Other gains/(losses), net” in the consolidated statement of comprehensive income or loss.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.6                               Property, plant and equipment (Continued)

Construction in progress represents office building and leasehold improvements under construction. Construction in progress is stated at cost less accumulated impairment losses, if any.

Cost includes the costs of construction and acquisition, and capitalized costs attributable to the construction during the period of construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and ready for intended use. When the assets concerned are available for use, the costs are transferred to property, plant and equipment and depreciated in accordance with the policy as set out above.

2.7                               Intangible assets

(a)                                 Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Group’s interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interests in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(b)                                 Other intangible assets acquired in a business combination

Other intangible assets acquired in a business combination, mainly including customer lists, trade names, copy rights and internet domain names, are recognized initially at fair value at the acquisition date and subsequently carried at the amount initially recognized less accumulated amortization and impairment losses, if any. Amortization is calculated using the straight-line method to allocate the costs of acquired intangible assets over the following estimated useful lives:

Customer lists	5 years
Trade names	5 years
Internet domain names	5 years

(c)                                  Other intangible assets

Other intangible assets mainly include business cooperation arrangement. It was initially recognized and measured at cost or estimated fair value of intangible assets acquired at the acquisition date (Note 18). Other intangible assets are amortized over their estimated useful lives (generally 3 to 5 years) using the straight-line method.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.7                               Intangible assets (Continued)

(d)                               Research and development expenditures

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are capitalized as intangible assets when recognition criteria are fulfilled. These criteria include: (1) it is technically feasible to complete the software product so that it will be available for use; (2) management intends to complete the software product and use or sell it; (3) there is an ability to use or sell the software product; (4) it can be demonstrated how the software product will generate probable future economic benefits; (5) adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and (6) the expenditure attributable to the software product during its development can be reliably measured. Other development expenditures that do not meet those criteria are recognized as expenses as incurred.

Development costs previously recognized as expenses are not recognized as assets in subsequent periods. Capitalized development costs are amortized from the point at which the assets are ready for use on a straight-line basis over their useful lives.

All development costs incurred by the Group during Track Record Period do not meet the R&D capitalization criteria and hence are fully expensed off.

2.8                               Impairment of non-financial assets other than goodwill

Intangible assets other than goodwill that have an indefinite useful life or intangible assets not ready to use are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.9                               Financial assets

(a)                                 Classification

The Group classifies its financial assets in the following measurement categories:

•                      those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

•                      those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

See Note 16 for details about each type of financial assets.

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(b)                                 Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•                      Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in finance income using the effective interest rate method.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2.9                               Financial assets (Continued)

(b)                                Measurement (Continued)

•                      Fair value through other comprehensive income (FVOCI): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through other comprehensive income (“OCI”), except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses), net. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses and impairment expenses are presented in other gains/(losses), net.

•                      Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in profit or loss within other gains/(losses), net in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gain/ (losses) in profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(c)                                 Impairment

The Group has types of financial assets subject to IFRS 9’s new expected credit loss model:

•                      trade receivables for sales of goods or provision of services; and

•                      other receivables

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at a amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Note 4.1(b) details how the Group determines whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. The Group uses practical expedients when estimating life time expected credit losses on trade receivables, which is calculated using a provision matrix where a fixed provision rate applies depending on the number of days that a trade receivable is outstanding.

Impairment on other receivables is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime expected credit loss.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.10                        Trade and other receivables

Trade receivables are amounts due from customers for services performed in the ordinary course of business.

Trade and other receivables are generally due for settlement within one year and therefore are all classified as current.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.11                        Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.12                        Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or share options are shown in equity as a deduction from the proceeds.

2.13                        Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.14                        Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income or loss over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.15                        Redeemable convertible preferred shares

Redeemable convertible preferred shares issued by the Company are redeemable upon occurrence of certain future events and at the option of the holders. This instrument can be converted into ordinary shares of the Company at any time at the option of the holders or automatically converted into ordinary shares upon occurrence of an initial public offering of the Company or agreed by majority of the holders as detailed in Note 24.

The Group designated the redeemable convertible preferred shares as financial liabilities at fair value through profit or loss. They are initially recognized at fair value. Any directly attributable transaction costs are recognized as finance costs in the consolidated statements of comprehensive (loss)/income.

Subsequent to initial recognition, the redeemable convertible preferred shares are carried at fair value with changes in fair value recognized in the consolidated statements of comprehensive (loss)/income in the year in which they arise.

The redeemable convertible preferred shares are classified as non-current liabilities because the Group has unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

2.16                        Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of comprehensive income or loss, except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity. In this case, the tax is also recognized in other comprehensive income or loss or directly in equity, respectively.

(a)                                 Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the countries/territories where the company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)                                 Deferred income tax

Inside basis differences

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of each reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.16                        Current and deferred income tax (Continued)

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognized.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries and associates only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

(c)                                  Offsetting

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.17                        Employee benefits

(a)                                 Defined contribution plans

The Group contributes on a monthly basis to various defined contribution plans organized by the relevant governmental authorities. The Group’s liability in respect of these plans is limited to the contributions payable in each period. Contributions to these plans are expensed as incurred. Assets of the plans are held and managed by government authorities.

(b)                                 Bonus plan

The expected cost of bonuses is recognized as a liability when the Group has a present legal or constructive obligation for payment of bonus as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonus plans are expected to be settled within 1 year and are measured at the amounts expected to be paid when they are settled.

(c)                                  Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period. Employee entitlements to sick and maternity leave are not recognized until the time of leave.

(d)                                 Share-based compensation

Equity-settled share-based payment transactions

The Group operates share incentive plan, under which it receives services from employees as consideration for equity instruments (restricted shares units (“RSUs”) and options) of the Company. The fair value of the services received in exchange for the grant of the equity instruments (RSUs and options) is recognized as an expense in the consolidated statements of comprehensive (loss)/income with a corresponding increase in equity.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.17                        Employee benefits (Continued)

In terms of the shares, RSUs and options awarded to employees, the total amount to be expensed is determined by reference to the fair value of equity instruments (RSUs and options) granted:

•                      Including any market performance conditions;

•                      Excluding the impact of any service and non-market performance vesting conditions; and

•                      Including the impact of any non-vesting conditions.

Non-marketing performance and service conditions are included in calculation of the number of RSUs and options that are expected to vest. The total amount expensed is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Group revises its estimates of the number of RSUs and options that are expected to vest based on the non-marketing performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated income statements, with a corresponding adjustment to equity.

When the share options are exercised, the Company issues new ordinary shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium. Where there is any modification of terms and conditions which increases the fair value of the equity instruments granted, the Group includes the incremental fair value granted in the measurement of the amount recognized for the services received over the remainder of the vesting period. The incremental fair value is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as of the date of the modification. An expense based on the incremental fair value is recognized over the period from the modification date to the date when the modified equity instruments vest in addition to any amount in respect of the original instrument, which should continue to be recognized over the remainder of the original vesting period.

Cash-settled share-based payment transactions

Share-based compensation awards which are settled in cash upon vesting are classified as liabilities in the consolidated balance sheets. Compensation expense is determined based on the current share price at the balance sheet dates, and the proportionate amount of the requisite service that has been rendered to such date. Changes in the fair value of the liability-classified awards, after the requisite service period has been completed and before the awards are vested, are recognized as compensation expenses in the period in which the change in fair value occurs.

2.18                        Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for further operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.19                        Revenue recognition

The Group offers a variety of travel related services, including accommodation reservation service, transportation ticketing service and, to a much lesser extent, online advertising service.

Revenues are recognized when or as the control of the goods or services is transferred to the customer. Depending the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

(a)                                 Principal agent consideration

The Group determines the presentation of its revenue by assessing whether it acts as the principal of the services that are rendered. The Group presents its revenues on a net basis (that is, the amount billed to the users less the amount paid to the travel service suppliers) when the Group acts as an agent with no control over the underlying services and does not assume inventory risk. The Group presents its revenue on a gross basis (that is, the amount billed to the users) when the Group assumes inventory risk and acts as a principal by pre-purchasing the hotel room nights or tickets from the travel service suppliers. The purchase payments to the travel suppliers are recorded as “cost of revenue” in the consolidated statements of comprehensive (loss)/income.

The Group presents majority of its revenue on net basis as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier prior to its transfer to the user.

(b)                                 Timing of revenue recognition

Accommodation reservation services

The Group generates revenue as a result of the booking of travel products and services on its websites and mobile apps and derives its revenue mainly from the commissions earned from intermediating services for facilitating reservations of hotel accommodations. Commissions from accommodation reservation services are recognized when the accommodation reservations placed by users through the Group become non-cancellable.

Transportation ticketing services

Transportation ticketing services primarily consist of the reservation of air tickets and train tickets, sale of travel insurance and other transportation-related services. The commissions from such services are recognized upon the issuance of the tickets or the travel insurance, net of estimated cancellations.

Other Services

Other revenues are primarily derived from technical development service and advertising business. The revenues are recognized over the service period.

(c)                                  Contract asset and contract liability

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for services that the Group has transferred to its customer. A contract liability is the Group’s obligation to transfer services to its customer for which the Group has received consideration from the customer. Incremental costs incurred to obtain a contract, if recoverable, are capitalized and presented as contract assets and subsequently amortized when the related revenue is recognized. The Group did not recognize any significant contract asset or liability for the services it rendered in the Track Record Period.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

2                                         Summary of significant accounting policies (Continued)

2.19                        Revenue recognition

(d)                                Users incentive programs

The Company provides various users incentive programs. Where participating travelers are awarded incentives on current transactions that can be redeemed for future reservations through the Company’s platforms or redeemed for cash, the estimated fair value of the incentives that are expected to be redeemed is recognized as a reduction of revenues at the time the incentives are granted.

2.20                        Service development expense

Service development expense represents the expenses incurred to develop and diversify the travel products and services the Company sources from its travel service providers as well as the expenses in relation to research and development of service providers assist system and the Company’s online platforms.

2.21                        Interest income

Interest income is recognized on a time proportion basis, taking into account of the principal outstanding and the effective interest rate over the period to maturity, when it is determined that such income will accrue to the Group.

2.22                        Government grants/subsidies

Grants/subsidies from government are recognized at their fair value where there is a reasonable assurance that the grants/subsidies will be received and the Group will comply with all attached conditions.

Under these circumstances, the grants/subsidies are recognized as income or matched with the associated costs which the grants/subsidies are intended to compensate.

2.23                        Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of comprehensive income or loss on a straight-line basis over the period of the lease.

2.24                        Dividends distribution

Dividends distribution to the Company’s shareholders is recognized as a liability in the Group’s and the Company’s financial information in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

3                                         Critical accounting estimates and judgements

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Management of the Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Apart from the PRC operating entities under the Group’s control through the Contractual Arrangements being accounted for as subsidiaries as described in Note 2.2(a) above, the estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)                                 Impairment of non-financial assets

The Group tests annually whether goodwill has suffered any impairment. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts have been determined based on value-in-use calculations or fair value less costs to sell. These calculations require the use of judgments and estimates.

Judgment is required to determine key assumptions adopted in the valuation models for impairment review purpose. Changing the assumptions selected by management in assessing impairment could materially affect the result of the impairment test and as a result affect the Group’s financial condition and results of operations. If there is a significant adverse change in the key assumptions applied, it may be necessary to take additional impairment charge to the consolidated statement of comprehensive income or loss.

(b)                                 Valuation of redeemable convertible preferred shares

The preferred shares issued by the Company are not traded in an active marker and the respective fair value is determined by using valuation techniques. The Group has used the discounted cash flow method to determine the underlying equity value of the Company and adopted equity allocation model to determine the fair value of the preferred shares. Key assumptions, such as discount rate, risk-free interest rate, lack of marketability discount and volatility are disclosed in Note 24.

(c)                                  Useful lives and amortization charges of intangible assets

The Group’s management determines the estimated useful lives and related amortization charges for the Group’s intangible assets with reference to the estimated periods that the Group intends to derive future economic benefits from the use of these assets. Management will revise the amortization charges where useful lives are different to that of previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in useful lives and therefore amortization expense in future periods.

(d)                                 Current and deferred income taxes

The Group is subject to income taxes in the PRC and other jurisdictions. Judgment is required in determining the provision for income taxes in each of these jurisdictions. There are transactions and calculations during the ordinary course of business for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made.

Deferred income tax assets relating to certain temporary differences and tax losses are recognized when management considers it is probable that future taxable profits will be available against which the temporary differences or tax losses can be utilized. When the expectation is different from the original estimate, such differences will impact the recognition of deferred income tax assets and taxation charges in the period in which such estimate is changed.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

4                                         Financial risk management

4.1                               Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group.

(a)                                 Market risk

(i)                                     Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the Group entities’ functional currency. The Group manages its foreign exchange risk by performing regular reviews of the Group’s net foreign exchange exposures. The Group does not hedge against any fluctuation in foreign currency during the Track Record Period.

The Group operates mainly in the PRC with most of the transactions settled in RMB, management considers that the business is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of the Group are denominated in the currencies other than the respective functional currencies of the Group’s entities.

(ii)                                  Interest rate risk

The Group’s interest rate risk primarily arose from borrowings with floating rates (Note 23), time deposits and cash and cash equivalents. Those carried at floating rates expose the Group to cash flow interest rate risk whereas those carried at fixed rates expose the Group to fair value interest rate risk.

If the interest rate of borrowings with floating rate had been 10 percent higher/lower, the profit before income tax for the year ended December 31, 2017 would have been approximately RMB264,000 lower/higher.

If the interest rate of time deposits had been 10 percent higher/lower, the profit before income tax for the year ended December 31, 2015 would have been approximately RMB28,000 higher/lower.

If the interest rate of short-term investments measured at fair value through profit or loss had been 10 percent higher/lower, the profit before income tax the years ended December 31, 2015, 2016 and 2017 would have been approximately RMB3,437,000 higher/lower, RMB195,000 higher/lower and RMB745,000 higher/lower, respectively.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

4                                         Financial risk management

4.1                               Financial risk factors

(b)                                 Credit risk

The Group is exposed to credit risk in relation to its cash and bank deposits, trade and other receivables and short-term investments measured at fair value through profit or loss.

The carrying amounts of each class of the above financial assets represent the Group’ maximum exposure to credit risk in relation to financial assets. To manage this risk arising from cash and bank deposits and wealth management products issued by commercial banks, The Group only transacts with reputable commercial banks which are all high-credit-quality financial institutions in the PRC. There has been no recent history of default in relation to these financial institutions.

Trade receivables at each end of Track Record Period are mainly due from the third-party customers including hotels or related agents, etc. in cooperation with the Group and other receivables mainly include deposits and others (“Receivables”). The Group considers the probability of default upon initial recognition of Receivables and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, The Group compares the risk of a default occurring on the Receivables as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Especially the following indicators are incorporated:

• internal credit rating;

• external credit rating (as far as available);

• actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtors’ ability to meet its obligations;

• actual or expected significant changes in the operating results of the debtors;

• significant increases in credit risk on other financial instruments of the same debtors;

• significant changes in the value of the collateral supporting the obligation or in the quality of third-party guarantees or credit enhancements;

• significant changes in the expected performance and behavior of the debtors, including changes in the payment status of debtors, etc.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment.

A default on Receivables are when the counterparty fails to make contractual payments within 180 days of when they fall due.

The Group makes periodic assessment on the credit risk of the Receivables based on the history of cooperation with customers, settlement records and past experience, the Directors believe that the credit risk inherent in the outstanding Receivables due from the debtors is not material.

(c)                                  Price risk

The Group is exposed to price risk in respect of the long-term investments and short-term investments measured at fair value through profit or loss held by the Group. The Group is not exposed to commodity price risk. To manage its price risk arising from the investments, the Group diversifies its portfolio. Each investment is managed by senior management on a case by case basis. The sensitivity analysis is performed by management, see Note 4.3 for detail.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

4                                         Financial risk management

4.1                               Financial risk factors

(d)                                 Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents and marketable securities. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining adequate cash and cash equivalents.

The table below analyzes the Group’s financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Group
At December 31, 2015 (Unaudited)
Trade payables	658,566	—	—	—	658,566
Other payables and accruals	256,339	—	—	—	256,339
	914,905	—	—	—	914,905

At December 31, 2016
Trade payables	921,633	—	—	—	921,633
Redeemable convertible preferred shares	—	—	6,398,631	—	6,398,631
Other payables and accruals	123,624	—	—	—	123,624
	1,045,257	—	6,398,631	—	7,443,888

At December 31, 2017 (Unaudited)
Borrowings	29,643	28,581	79,375	106,141	243,740
Trade payables	1,114,917	—	—	—	1,114,917
Redeemable convertible preferred shares	—	—	6,347,647	—	6,347,647
Other payables and accruals	120,610	—	—	—	120,610
	1,265,170	28,581	6,427,022	106,141	7,826,914

4.2                               Capital risk management

The Group’s objectives when managing capital (including funding from the Group and related parties) are to safeguard the Group’s ability to continue as a going concern in order to provide returns for the Group and benefits for other stakeholders and to maintain an optimal capital structure to enhance equity value in the long-term.

4.3                               Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as of December 31, 2015, 2016 and 2017, by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•                      quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•                      inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2);

•                      inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

4                                         Financial risk management

4.3                               Fair value estimation (Continued)

The following table presents the Group’s assets and liabilities that are measured at fair value as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31, 2015 (Unaudited)
Assets
- Long-term investments measured at fair value through profit or loss (Note 17)	—	—	49,881	49,881
- Short-term investments measured at fair value through profit or loss (Note 17)	—	—	21,046	21,046
	—	—	70,927	70,927

The following table presents the Group’s assets and liabilities that are measured at fair value as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31, 2016
Assets
- Long-term investments measured at fair value through profit or loss (Note 17)	—	—	45,685	45,685
- Short-term investments measured at fair value through profit or loss (Note 17)	—	—	71,041	71,041
	—	—	116,726	116,726

Liabilities
- Redeemable convertible preferred shares (Note 24)	—	—	6,398,631	6,398,631

The following table presents the Group’s assets and liabilities that are measured at fair value as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31, 2017 (Unaudited)
Assets
- Long-term investments measured at fair value through profit or loss (Note 17)	—	—	25,239	25,239
- Short-term investments measured at fair value through profit or loss (Note 17)	—	—	236,107	236,107
	—	—	261,346	261,346

Liabilities
- Redeemable convertible preferred shares (Note 24)	—	—	6,347,647	6,347,647

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

4                                         Financial risk management

4.3                               Fair value estimation (Continued)

(a)                                 Financial instruments in level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

(b)                                 Financial instruments in level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

(c)                                  Financial instruments in level 3

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•                      Quoted market prices or dealer quotes for similar instruments.

•                      Other techniques, such as discounted cash flow analysis, are used to determine fair value for financial instruments.

Level 3 instruments of the Group’s assets and liabilities include long-term investment measured at fair value through profit or loss, short-term investments measured at fair value through profit or loss and redeemable convertible preferred shares.

The changes in level 3 instruments of the Preferred Shares for the years ended December 31, 2015, 2016 and 2017 are presented in the Note 24.

The following table presents the changes in level 3 instruments of long-term investments measured at fair value through profit or loss for the years ended December 31, 2015, 2016 and 2017.

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

At the beginning of the year	15,000	49,881	45,685
Addition	15,000	—	—
Reclassify from investments accounted for using the equity method	2,424	—	—
Disposal	—	—	(19,247)
Changes in fair value	17,457	(4,196)	(1,199)
At the end of the year	49,881	45,685	25,239

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

4                                         Financial risk management

4.3                               Fair value estimation (Continued)

The following table presents the changes in level 3 instruments of short-term investments measured at fair value through profit or loss for the year ended December 31, 2015, 2016 and 2017.

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

At the beginning of the year	91,998	21,046	71,041
Addition	226,298	425,623	1,673,388
Disposal	(302,247)	(382,064)	(1,520,439)
Changes in fair value	4,997	6,436	12,117
At the end of the year	21,046	71,041	236,107
Net unrealized gains for the year	189	165	2,062

The valuation of the level 3 instruments mainly included the Preferred Shares (Note 24), long-term investments measured at fair value through profit or loss in unlisted companies (Note 17) and short-term investments measured at fair value through profit or loss (Note 17). As these instruments are not traded in an active market, their fair values have been determined by using various applicable valuation techniques, including discounted cash flows and market approach etc. Major assumptions used in the valuation for the preferred shares are presented in Note 24.

The following table summarizes the quantitative information about the significant unobservable inputs used in recurring level 3 fair value measurements of the short-term and long-term investments.

	Fair Values					Range of inputs			Relationship of
	As of December 31,				Significant	As of December 31,			unobservable
	2015		2017	Valuation	unobservable	2015		2017	inputs to fair
Description	(Unaudited)	2016	(Unaudited)	techniques	inputs	(Unaudited)	2016	(Unaudited)	values
	RMB’000	RMB’000	RMB’000			RMB’000	RMB’000	RMB’000

Investments measured at fair value through profit or loss	49,881	45,685	25,239	Market approach	Expected volatility	48.8%~59.9%	47.2%~52%	35%~43.1%	The higher the expected volatility, the lower the fair value
					Risk-free rate	2.6%~3.2%	2.7%~2.8%	3.8%~3.9%	The higher the risk-free rate, the higher the fair value
Short-term investments measured at fair value through profit or loss	21,046	71,041	236,107	Discounted cash flows	Expected rate of return	0.4%-5.4%	0.8%-6.0%	1.5%-6.0%	The higher the expected rate of return, the higher the fair value

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

4                                         Financial risk management

4.3                               Fair value estimation (Continued)

If the fair values of the long-term investments and short-term investments measured at fair value through profit or loss held by the Group had been 10% higher/lower, the profit before income tax for the years ended December 31, 2015, 2016 and 2017 would have been approximately RMB7.1 million higher/lower, RMB11.7 million higher/lower and RMB26.1 million higher/lower, respectively.

Fair value of the Preferred Shares is affected by changes in the Company’s equity value, if the Company’s equity value had increased/decreased by 10% with all other variables held constant, the profit before income tax for the years ended December 31, 2016 and 2017 would have been approximately RMB604 million lower/RMB605 million higher and RMB591 lower/RMB595 million higher, respectively.

There were no transfers between level 1, 2 and 3 of fair value hierarchy classifications during the years ended December 31, 2015, 2016 and 2017.

5.                                     Revenue and segment information

The CODM assesses the performance of the operating segment mainly based on the measure of operating profit, excluding items which are not directly related to the segment performance (“combined results”). These include non-operating income/(expenses) such as government subsidies, fair value gains on short-term investments measured at fair value through profit or loss, and other non-operating items. The CODM reviews the combined results when making decisions about allocating resources and assessing performance of the Group as a whole. Therefore, the Group has only one reportable segment which mainly operates its businesses in the PRC and earns substantially all of the revenues from external customers attributed to the PRC. As of December 31, 2015, 2016 and 2017, substantially all of the non-current assets of the Group were located in the PRC. Therefore, no geographical segments are presented. No analysis of segment assets or segment liabilities is presented as they are not used by the CODM when making decisions about allocating resources and assessing performance of the Group.

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Operating (loss)/profit per consolidated statements of comprehensive (loss)/Income	(942,961)	(2,115,907)	28,714
Less: Other income	(49,006)	(10,547)	(12,805)
Fair value changes on investments measured at fair value through profit or loss	(17,646)	4,031	(863)
Other gains/(losses), net	(51,107)	(4,689)	(22,610)
Operating (loss)/profit presented to the CODM	(1,060,720)	(2,127,112)	(7,564)

Revenue by service type for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Year ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000

Accommodation reservation services	907,649	2,094,050	2,361,625
Transportation ticketing services	89,378	86,650	61,295
Others	29,097	23,865	95,671
Total revenue	1,026,124	2,204,565	2,518,591

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

5.                                     Revenue and segment information (Continued)

Since no revenue derived from sale to single customer of the Group has individually accounted for over 10% of the Group’s total revenue during each of the years presented, no information about major customers in accordance with IFRS 8 Operating Segment is presented.

6.                                     Expenses by nature

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Commission expenses	182,002	473,276	659,761
Employee benefit expense (Note 7)	722,577	688,790	635,186
Cost of pre-purchased inventory risk-taking room nights	239,686	677,359	532,870
Advertising and promotion expenses	567,557	1,357,769	356,776
Depreciation and amortization expense (Note 14 & 18)	73,292	77,333	84,150
Order processing cost	52,371	46,708	51,841
Rental and utility fees	44,583	42,995	38,963
Telephone and communication	35,375	38,022	37,779
Professional fees	18,932	39,596	35,032
Audit fees	7,352	4,158	1,491
Travelling and entertainment expenses	25,736	21,762	23,613
Bandwidth and servers custody fee	18,426	20,949	23,581
Tax and surcharges	56,896	21,549	7,815
Charges related to re-designation of ordinary shares to the Preferred Shares in connection with the Restructuring (Note 24)	—	742,467	—
Others	42,059	78,944	37,297
	2,086,844	4,331,677	2,526,155

7.                                     Employee benefit expense (including directors’ emoluments)

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Wages, salaries and bonuses	372,506	458,322	446,399
Pension costs - defined contribution plans	55,813	62,167	62,881
Other social security costs, housing benefits and other employee benefits	82,758	95,958	69,123
Share-based compensation expenses (Note 8)	211,500	72,343	56,783
	722,577	688,790	635,186

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

7.                                      Employee benefit expense (including directors’ emoluments)

(a)                                 Pension costs — defined contribution plans

Employees of the Group in the PRC are required to participate in a defined contribution retirement scheme administered and operated by the local municipal governments. The Group contributes funds which are calculated on a fixed percentage of 14% of the employees’ salary (subject to a floor and cap) as set by local municipal governments to each scheme locally to fund the retirement benefits of the employees.

(b)                                 Directors’ emoluments

With the completion of the Acquisition, the emoluments of individual directors of the Company are set out below which accounts for the directors of the Company after the Acquisition:

	Emoluments paid or receivable in respect of a person’s services as a Director, whether of the Company or its subsidiaries undertaking
	Fees	Salary	Discretionary Bonuses	Housing allowance	Estimated money value of other benefits	Employer’s contribution of a retirement benefit scheme	Share-based compensation expenses	Other emoluments paid or receivable in respect of director’s other services in connection with the management of the affairs of the Company or its subsidiaries undertaking	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2015 (Unaudited)
Executive Director — Mr. Jiang Hao	—	328	—	7	14	21	3,943	—	4,313

Year ended December 31, 2016
Executive Director — Mr. Jiang Hao	—	675	—	14	26	42	11,055	—	11,812

Year ended December 31, 2017 (Unaudited)
Executive Director — Mr. Jiang Hao	—	925	1,662	16	26	46	9,447	—	12,122

The remuneration shown above represents remuneration received from the Group by the director in his capacity as employee to the companies comprising the Group. No directors waived any emolument during the Track Record Period.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

7.                                      Employee benefit expense (including directors’ emoluments) (Continued)

(c)                                  Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the Track Record Period include 0, 1 and 1 director whose emoluments are reflected in the analysis shown in “Directors’ emoluments”. The emoluments payable to the remaining 5, 4 and 4 individuals for the Track Record Period are as follows:

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Wages, salaries and bonuses	6,247	4,234	5,306
Pension costs - defined contribution plans	201	172	198
Other social security costs, housing benefits and other employee benefits	392	292	234
Share-based compensation expenses (Note 8)	119,344	9,285	6,105
	126,184	13,983	11,843

The emoluments fell within the following band:

	Number of individuals
	2015		2017
	(Unaudited)	2016	(Unaudited)
HKD 2 million to HKD 3 million	—	—	3
HKD 3 million to HKD 4 million	—	3	—
HKD 4 million to HKD 5 million	—	—	—
HKD 5 million to HKD 10 million	4	1	1
Over HKD 10 million	1	—	—

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

8.                                      Share-based compensation expenses

(a)                                 Share incentive plans

In July 2004, eLong adopted a share and annual incentive plan (the “2004 Plan”), which allows eLong grants share options, share appreciation rights, restricted shares or Restricted Share Units (“RSUs”) to officers, employees, non-employees, directors or consultants of eLong up to a maximum of 4,000,000 ordinary shares of eLong.

In May 2009, eLong adopted a share and annual incentive plan (the “2009 Plan”), which allows eLong to grant share options, share appreciation rights, restricted shares or RSUs to officers, employees, directors or consultants of eLong up to an aggregate of 17,000,000 ordinary shares of eLong.

In August 2016, the Company adopted a 2016 share incentive plan (the “2016 Plan”), which allows officers, employees, non-employees, directors of the Company to (i) acquire ordinary shares of the Company pursuant to options granted hereunder, (ii) receive RSU awards, and (iii) make direct purchases of restricted shares. The maximum number of ordinary shares that may be subject to the awards granted under the 2016 Plan is 10,136,000.

Share options granted under the 2004 Plan expired in five or ten years, and generally vested and became exercisable ratably over three to five years from the date of grant. Options granted under the 2009 Plan generally expired in five years and vested and became exercisable over one to three years from the date of grant.

RSUs are rights to receive the ordinary shares of eLong or the Company, when applicable in the case of grants to the Company’s independent directors, a cash award linked to the Company’s ordinary share value.  RSUs generally vest over a two to five-year period, and are not entitled to dividends or voting rights.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

8.                                      Share-based compensation expenses (Continued)

(b)                                 Equity Awards in connection with the Expedia Transaction

In May 2015, in connection with the Expedia Transaction which resulted in the change of control of eLong, the Board of Directors of eLong resolved the follows:

•                      to accelerate the vesting and cash settlement of unvested restricted share units held by certain then directors for a price of US$14.635 per RSU. The associated cost for the accelerating vesting of these RSU amounted to RMB4.1 million and was recognized in administrative expenses for the year ended December 31, 2015;

•                      to accelerate the vesting of 3,655,722 then un-vested RSUs previously granted to the then CEO of eLong. The associated cost for the accelerating vesting of these RSUs amounted to RMB110.3 million and was recognized in administrative expenses for the year ended December 31, 2015;

•                      eLong to repurchase 253,804 then unvested RSUs and share options held by certain senior management at a price of US$14.635 per share. The cost for such repurchase amounted to RMB6.8 million and was recognized in administrative expenses for the year ended December 31, 2015.

•                      to accelerate the vesting of then-unvested options and RSUs held by employees and granted to such employees a right to sell to eLong the ordinary shares issued upon vesting, for a price of $14.635 per share. In this connection, the Company repurchased 740,226 vested RSUs and share options from the employees who exercised the right. The cost arising from the acceleration of the vesting amounted to RMB98.4 million and was recognized in administrative expenses for the year ended December 31, 2015;

In connection with the Expedia Transaction, the then CEO of eLong sold 1,588,692 ordinary shares of related shares to Ctrip at a price of $14.635 per share. As Ctrip became the largest shareholder of eLong upon the completion of the Expedia Transaction, the aggregate difference between the selling price and the then market price of related shares amounted to RMB22.1 million was recognized in administrative expenses for the year ended December 31, 2015. In addition, Ctrip also granted an option to the then CEO of eLong to exchange 529,564 ordinary shares of eLong for 27,679 ordinary shares of Ctrip, which was exercised on November 22, 2015. The fair value of such option amounted to RMB23.7 million was recorded in administrative expenses for the year ended December 31, 2015.

(c)                                  Equity Awards in connection with the Restructuring

In August 2017, to align the interests of key employees with that of the Company, the Company established several employees’ equity awards entities in the form of limited liability partnerships in 2017 (the “EAEs”) and the EAEs jointly established an employees’ equity awards holding company (the “EAE Holdco”). According to the agreements between the EAEs and EAE Holdco, the Company has the discretion to invite any employee of the Company to participate in the EAEs by subscribing for their partnership interest. The participating employees are entitled to all the economic benefits generated by the EAEs with the requisition service period. As the general partner of these EAEs are designated by the Company, the EAEs and EAE Holdco are therefore controlled and consolidated by the Company as structured entities and all the ordinary shares issued to EAE Holdco for the purpose of equity incentives are recorded as treasury stock of the Company.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

8.                                      Share-based compensation expenses (Continued)

(d)                                 Equity Awards after the Restructuring

After the incorporation of EAEs and EAE Holdco, to assume and replace the RSUs of eLong granted under eLong Equity Awards as aforementioned, the Company issued 2,068,671 ordinary shares to EAE Holdco which represented the then outstanding RSUs under eLong Equity Awards held by the related employees of these RSUs participated in EAEs.

On September 1, 2017, the Company, through EAEs and EAE Holdco, granted 2,350,000 RSUs to certain selected employees, 662,667 of which were immediately vested upon the grant with the remaining portion to be vested in 5 instalments over a 2.5 year requisite service period.

The share-based compensation expense recognized for employee services received during the Track Record Period is shown in the following table:

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Expense arising from equity-settled share-based payment transactions	211,500	72,343	56,783

Share options

The following table summarizes information with respect to share options outstanding as of December 31, 2015, 2016 and 2017 and the weighted average exercise prices (“WAEP”).

	2015 number	2015 WAEP	2016	2016	2017 number	2017 WAEP
	(Unaudited)	(Unaudited)	number	WAEP	(Unaudited)	(Unaudited)
		USD		USD
Outstanding at January 1	972,139	7.39	183,513	8.35	n/a	n/a
Forfeited and expired during the year	(101,288)	8.48	(97,216)	8.74	n/a	n/a
Exercised during the year	(603,786)	6.83	(29,872)	7.14	n/a	n/a
Repurchased during the year	(83,552)	8.02	(56,425)	8.36	n/a	n/a
Outstanding at December 31	183,513	8.35	—	—	n/a	n/a
Exercisable at December 31	183,513	8.35	—	—	n/a	n/a

There was no new share option granted during the year ended December 31, 2015, 2016 and 2017.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2015 was 2.13 years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

Share options outstanding at the end of 2015 have the following expiry date and exercise prices:

Expiry date — December 31	Exercise price in USD per share option	Number of share options 2015
2016	3.18~10.26	40,676
2017	7.19~8.5	87,037
2020	8.82	55,800
		183,513

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

8.                                      Share-based compensation expenses (Continued)

RSUs

The following table summarizes information with respect to RSUs arrangements through EAEs and EAE Holdco as aforementioned as of December 31, 2015, 2016 and 2017 and the weighted average fair value (“WAFV”).

	2015 number	2015 WAFV	2016	2016	2017 number	2017 WAFV
	(Unaudited)	(Unaudited)	number	WAFV	(Unaudited)	(Unaudited)
		USD		USD		USD
Outstanding at January 1	6,156,728	8.09	3,937,415	8.33	2,158,679	8.54
Granted during the year	2,619,913	8.49	410,000	8.77	2,350,000	9.54
Forfeited and expired during the year	(1,197,022)	8.07	(504,384)	7.94	(3,229)	9.00
Exercised during the year	(2,731,726)	8.16	(211,433)	8.04	—	—
Repurchased during the year	(910,478)	8.02	(1,472,919)	8.32	(86,779)	7.35
Outstanding at December 31	3,937,415	8.33	2,158,679	8.54	4,418,671	9.09
Exercisable at December 31	3,937,415	8.33	2,158,679	8.54	4,418,671	9.09

The fair value of RSUs grants during years ended December 31, 2015 and 2016 were determined by the trading price of eLong’s ADR or ordinary share on NASDAQ Global Select Market. While, to determine the fair value of RSUs granted during fiscal year 2017, the Company used discounted cash flow method to determine the underlying equity fair value of the Company and adopted equity allocation model to determine the fair value of the underlying ordinary share.

9.                                      Other income

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Government subsidies	20,955	10,547	12,805
Interest income from time deposit	28,051	—	—
	49,006	10,547	12,805

10.                              Other gains/(losses), net

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Fair value gains from short-term investments measured at fair value through profit or loss	4,808	6,271	10,056
Foreign exchange gain/(loss)	2,931	(3,086)	1,294
Gain on disposal of long-term investments	—	—	753
Impairment of goodwill and other intangible assets (Note 18)	(40,402)	—	—
Impairment loss on equity investments (Note 15)	(459)	—	—
Gain on disposal of equity investments (Note 15)	13,191	—	—
Gain from disposal of a subsidiary (a)	71,082	—	—
Others	(44)	1,504	10,507
	51,107	4,689	22,610

(a)                                  On March 15, 2015, the Group disposed all of the Group’s equity interest in Nanjing Xici Information Technology Share Co., Ltd. (“Nanjing Xici”) to an independent third party for cash consideration of RMB75,820,000 with a gain of RMB71,081,854.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

11.                              Finance income and costs

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Finance income
Interest income on bank deposits	8,601	7,972	9,800
Others	555	430	345
	9,156	8,402	10,145

Finance costs
Service fee for bank guarantee	(585)	(879)	(475)
Others	(5,246)	(3,235)	312
	(5,831)	(4,114)	(163)

Net finance income	3,325	4,288	9,982

12.                               Income tax expense/(credit)

The income tax expense/(credit) of the Group for the years ended December 31, 2015, 2016 and 2017 is analyzed as follows:

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Current income tax	20,040	433	5,603
Deferred income tax (Note 19)	(14,834)	545	(65,959)
	5,206	978	(60,356)

(a)                                 Cayman Islands income tax

Under the current laws of the Cayman Islands, the Company is not subject to tax on the Company’s income or capital gains. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends.

(b)                                 Hong Kong income tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the assessable profits for the periods presented, based on the existing legislation, interpretations and practices in respect thereof.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

12.                               Income tax expense/(credit) (Continued)

(c)                                  PRC corporate income tax (“CIT”)

CIT provision was made on the estimated assessable profits of entities within the Group incorporated in the PRC for the years ended December 31, 2015, 2016 and 2017, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances. The general PRC CIT rate is 25% in 2015, 2016 and 2017.

One subsidiary of the Company is qualified as High and New Technology Enterprise, and accordingly, its subject to a reduced preferential CIT rate of 15% for the years ended December 31, 2015, 2016 and 2017 according to the applicable CIT law.

(d)                                 PRC Withholding Tax (“WHT”)

According to the applicable PRC tax regulations, dividends distributed by a company established in the PRC to a foreign investor with respect to profits derived after January 1, 2008 are generally subject to a 10% WHT. If a foreign investor incorporated in Hong Kong meets the conditions and requirements under the double taxation treaty arrangement entered into between the PRC and Hong Kong, the relevant withholding tax rate will be reduced from 10% to 5%.

During the Track Record Period, the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC. Accordingly, no deferred income tax liability on WHT was provided as of December 31, 2015, 2016 and 2017.

The tax on the Group’s profit/(loss) before tax differs from the theoretical amount that would arise using the tax rate of 25% for the years ended December 31, 2015, 2016 and 2017, being the tax rate of the major subsidiaries of the Group. The difference is analyzed as follows:

	Year ended December 31
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

(Loss)/profit before income tax	(957,813)	(2,159,618)	134,021

Tax calculated at PRC statutory tax rate of 25%	(239,453)	(539,905)	33,505

Tax effects of:
Preferential income tax rates	108,683	228,595	(18,075)
Super deduction for research and development expenses*	(10,911)	(14,190)	(18,142)
Expenses not deductible for tax purposes	3,044	272,023	16,148
Utilization/(recognition) of previously unrecognized tax losses and temporary differences**	140,536	57,083	(74,079)
Others	3,307	(2,628)	287
Income tax expense/(credit)	5,206	978	(60,356)

* According to the relevant tax laws and regulations in the PRC, that was effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year.

** The Group did not recognize the deferred tax assets for its tax losses in 2015 and 2016 considering that there is substantial uncertainty in utilization of the tax losses when the Company’s PRC subsidiaries were still in loss making position. In 2017, with its major PRC subsidiaries turning to be profitable, the Group recognized the associated deferred tax assets based on its best estimate of the future utilization of the tax losses.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

13.                               Earnings/(loss) per share

(a)                                 Basic

Basic earnings or loss per share for the years ended December 31, 2015, 2016 and 2017 are calculated by dividing the profit or loss attribute to the Company’s equity holders by the weighted average number of ordinary shares in issue during the respective years.

As of December 31, 2015, 2016 and 2017, 3,937,415, 2,158,679 and 4,418,671 ordinary shares were issued to certain employees respectively. However, the shareholder’ rights of these shares were restricted and would be vested over certain service periods. Accordingly, these shares were accounted for as RSUs. The Group did not include these ordinary shares in the calculation of basic earnings/(loss) per share for the years ended December 31, 2015, 2016 and 2017 as these shares are not considered outstanding for earnings/(loss) per share calculation purposes.

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)

Net profit/(loss) attributable to the owners of the Company(RMB’000)	(916,266)	(2,139,267)	195,575
Weighted average number of ordinary shares in issue (‘000)	73,300	46,497	26,052
Basic earnings/(loss) per share (RMB)	(12.50)	(46.01)	7.51

(b)                                  Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

As the Group incurred losses for the years ended December 31, 2015 and 2016, the potential ordinary shares were not included in the calculation of dilutive loss per share, as their inclusion would be anti-dilutive. Accordingly, diluted loss per share for the years ended December 31, 2015 and 2016 are the same as basic loss per share of the respective years.

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Net profit/(loss) attributable to the owners of the Company	(916,266)	(2,139,267)	195,575
Adjustment for redeemable convertible preferred shares	—	—	(97,576)
Net profit/loss for calculation of diluted earnings/(loss) per share	(916,266)	(2,139,267)	97,999

Weighted average number of ordinary shares in issue	73,300	46,497	26,052
Adjustments for redeemable convertible preferred shares	—	—	60,534
Adjustments for RSUs granted to employees	—	—	1,167
Weighted average number of ordinary shares for calculation of diluted earnings/(loss) per share	73,300	46,497	87,753

Diluted earnings/(loss) per share	(12.50)	(46.01)	1.12

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

14.                               Property, plant and equipment

	IT equipment	Furniture and fixtures	Software	Leasehold improvements	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2015 (Unaudited)
Cost	117,458	12,506	153,306	16,049	—	299,319
Accumulated depreciation	(63,857)	(7,793)	(105,535)	(9,778)	—	(186,963)
Net book amount	53,601	4,713	47,771	6,271	—	112,356

Year ended December 31, 2015 (Unaudited)
Opening net book amount	53,601	4,713	47,771	6,271	—	112,356
Additions	15,051	1,228	24,267	1,126	—	41,672
Depreciation charge	(20,154)	(1,827)	(28,443)	(1,643)	—	(52,067)
Disposal	(2,722)	(273)	(36)	(130)	—	(3,161)
Closing net book amount	45,776	3,841	43,559	5,624	—	98,800

At December 31, 2015 (Unaudited)
Cost	121,225	11,669	170,681	16,209	—	319,784
Accumulated depreciation	(75,449)	(7,828)	(127,122)	(10,585)	—	(220,984)
Net book amount	45,776	3,841	43,559	5,624	—	98,800

Year ended December 31, 2016
Opening net book amount	45,776	3,841	43,559	5,624	—	98,800
Additions	40,173	1,128	13,066	1,063	—	55,430
Depreciation charge	(22,799)	(1,748)	(27,094)	(1,204)	—	(52,845)
Disposal	(217)	(87)	(7)	—	—	(311)
Closing net book amount	62,933	3,134	29,524	5,483	—	101,074

At December 31, 2016
Cost	158,034	12,222	174,824	13,719	—	358,799
Accumulated depreciation	(95,101)	(9,088)	(145,300)	(8,236)	—	(257,725)
Net book amount	62,933	3,134	29,524	5,483	—	101,074

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

14.                               Property, plant and equipment (Continued)

	IT equipment	Furniture and fixtures	Software	Leasehold improvements	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Year ended December 31, 2017 (Unaudited)
Opening net book amount	62,933	3,134	29,524	5,483	—	101,074
Additions	30,239	446	130	138	356,565	387,518
Depreciation charge	(24,311)	(1,387)	(18,054)	(1,325)	—	(45,077)
Disposal	(1,532)	(179)	—	(82)	—	(1,793)
Closing net book amount	67,329	2,014	11,600	4,214	356,565	441,722

At December 31, 2017 (Unaudited)
Cost	174,841	11,420	174,167	13,564	356,565	730,557
Accumulated depreciation	(107,512)	(9,406)	(162,567)	(9,350)	—	(288,835)
Net book amount	67,329	2,014	11,600	4,214	356,565	441,722

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

14.                               Property, plant and equipment (Continued)

Depreciation expenses have been charged to the consolidated statement of profit or loss as follows:

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Cost of revenue	45,935	47,250	39,961
Service development expenses	4,511	4,244	4,072
Administrative expenses	1,305	1,184	905
Selling and marketing expenses	316	167	139
	52,067	52,845	45,077

Note: Construction in progress with carrying amount of RMB356,564,820 were pledged as security for the Group’s bank borrowings of RMB191,997,000 as of December 31, 2017 (Note 23).

15.                              Investments accounted for using the equity method

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

At the beginning of the year	78,306	51,087	39,869
Shares of results	(18,177)	(11,218)	(2,251)
Impairment loss (Note 10)	(459)	—	—
Reclassify to long-term investment measured as fair value through profit or loss (b)	(2,424)	—	—
Disposal of investments accounted for using the equity method	(6,159)	—	—
At the end of the year	51,087	39,869	37,618

Set out below are the particulars of the associate of the Group as of December 31, 2015, 2016 and 2017.

			Equity interest held as of December 31,
	Place of	Principal	2015		2017
Name of associate	incorporation	activities	(Unaudited)	2016	(Unaudited)

2012 Affiliate Company(a)	The PRC	Property management software development	46.5%	46.5%	46.5%

Note:

(a)                                 Equity Method Investment - 2012 Affiliate Company

In 2012, the Group acquired 30% equity interest in an unlisted company (the “2012 Affiliate Company”) at RMB5.6 million. The Company accounted for its investment using the equity method. In 2013, the 2012 Affiliate Company changed its business focus to property management software development, which was considered as better business collaboration with the Group. As such, in 2014, the Group acquired an additional 19% equity interest in the associate at consideration of RMB76,663,200.

In 2015, the Group reached an agreement with a third party to sell a 2.5% equity interest in the 2012 Affiliate Company for cash consideration of RMB13,750,000, and recognized a gain of RMB10,014,455 on the date of the disposal.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

15.                               Investments accounted for using the equity method (Continued)

(b)                                 Equity Method Investment - 2014 Affiliate Company

On December 12, 2014, the Group invested RMB5,600,000 to acquire a 30% equity interest in 2014 Affiliate Company and accounted for this investment using the equity method. On July 20, 2015, the Group disposed of a 15% equity interest in 2014 Affiliate Company for proceeds of RMB5,600,000 and realized a gain of RMB3,176,066. Upon the completion of the disposition, the Group held a remaining 15% equity interest in 2014 Affiliate Company and switched to short-term investment measured at fair value through profit or loss due to the Group’s lack of ability to exercise significant influence.

The Company’s investments in affiliates, either accounted for under equity method or measured at fair value through profit and loss, are not considered material in individual or aggregated basis in the Track Record Period.

16.                              Financial instruments by category

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Assets as per consolidated statement of financial position
Financial assets at fair value through profit or loss:
- Long term investments measured at fair value through profit or loss (Note 17)	49,881	45,685	25,239
- Short-term investments measured at fair value through profit or loss (Note 17)	21,046	71,041	236,107
Financial assets at amortized costs:
- Trade receivables (Note 21)	461,431	883,382	539,217
- Other receivables (Note 20)	118,126	128,015	115,400
- Time deposits (Note 17)	224,507	—	—
- Restricted cash (Note 22)	146,480	153,606	170,541
- Cash and cash equivalents (Note 22)	710,403	339,299	701,748
	1,731,874	1,621,028	1,788,252

Liabilities as per consolidated statement of financial position
Financial liabilities at amortized cost:
- Trade payables (Note 25)	658,566	921,633	1,114,917
- Other payables (Note 26)	256,339	123,624	120,610
- Borrowings (Note 23)	—	—	191,997
Financial liabilities at fair value through profit or loss:
- Redeemable convertible preferred shares (Note 24)	—	6,398,631	6,347,647
	914,905	7,443,888	7,775,171

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

17.                               Investments

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Current assets
Short-term investments measured at
-Amortized cost (a)	224,507	—	—
-Fair value through profit or loss (b)	21,046	71,041	236,107
	245,553	71,041	236,107

Non-current assets
Long-term investments measured at fair value through profit or loss (c)	49,881	45,685	25,239

(a)                                 Short-term investments measured at amortized cost

Short-term investments measured at amortized cost are time deposits with maturities above 3 months to one year with fixed interest rates and denominated in RMB. The investments are held for collection of contractual cash flow and the contractual cash flows of these investments qualify for solely payments of principal and interest, hence they are measured at amortized costs. None of these investments are past due.

(b)                                 Short-term investments measured at fair value through profit or loss

The short-term investments measured at fair value through profit or loss are wealth management products, denominated in RMB and with expected rates of return ranging from 0.4% to 5.4%, 0.8% to 6.0%, and 1.5% to 6.0% per annum for the years ended December 31, 2015, 2016 and 2017, respectively. The returns on all of these wealth management products are not guaranteed, hence their contractual cash flows do not qualify for solely payments of principal and interest. Therefore they are measured at fair value through profit or loss. None of these investments are past due.

The fair values are based on cash flow discounted using the expected return based on management judgment and are within level 3 of the fair value hierarchy.

(c)                                  Long-term investments measured at fair value through profit or loss

As of December 31, 2015, 2016 and 2017, long-term investments measured at fair value through profit or loss are equity interests held by the Group in several private companies in the PRC.

The equity interests held by the Group in the private companies are (i) less than 20% of each entity and the Group does not have control nor significant influence over each of these entities, or (ii) not considered to be common equity due to the investment having a substantive liquidation preference or redemption rights. Therefore, these investments are classified as long-term investments measured at fair value through profit or loss.

The fair values of the long-term investments are measured using a valuation technique with unobservable inputs and hence classified as Level 3 of the fair value hierarchy. The major assumptions used in the valuation for investment in private companies refer to Note 4.3.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

17.                               Investments (Continued)

(d)                                 Amounts recognized in profit or loss

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Fair value changes in long-term investments	17,457	(4,196)	(1,199)
Fair value changes in short-term investments measured at fair value through profit or loss	189	165	2,062
	17,646	(4,031)	863

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

18.                               Intangible assets

	Goodwill (Note c)	Customer lists	Trade names	Copy-rights	Business cooperation arrangement and internet domain name (Note a)	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2015 (Unaudited)
Cost	186,846	9,191	86,467	192	3,904	4,930	291,530
Accumulated amortization	—	(7,410)	(7,730)	(192)	(2,162)	(1,886)	(19,380)
Impairment	(5,524)	—	—	—	(555)	—	(6,079)
Net book amount	181,322	1,781	78,737	—	1,187	3,044	266,071

Year ended December 31, 2015 (Unaudited)
Opening net book amount	181,322	1,781	78,737	—	1,187	3,044	266,071
Addition	2,920	510	1,570	—	—	37	5,037
Amortization charge	—	(714)	(18,435)	—	(454)	(1,622)	(21,225)
Disposal	—	—	—	—	(335)	—	(335)
Impairment loss (Note b)	—	—	(40,402)	—	—	—	(40,402)
Closing net book amount	184,242	1,577	21,470	—	398	1,459	209,146

At December 31, 2015 (Unaudited)
Cost	189,766	9,701	88,037	192	3,049	4,967	295,712
Accumulated amortization	—	(8,124)	(26,165)	(192)	(2,096)	(3,508)	(40,085)
Impairment	(5,524)	—	(40,402)	—	(555)	—	(46,481)
Net book amount	184,242	1,577	21,470	—	398	1,459	209,146

Year ended December 31, 2016
Opening net book amount	184,242	1,577	21,470	—	398	1,459	209,146
Addition (Note a)	—	—	—	—	163,246	—	163,246
Amortization charge	—	(682)	(5,728)	—	(16,723)	(1,355)	(24,488)
Closing net book amount	184,242	895	15,742	—	146,921	104	347,904

At December 31, 2016
Cost	189,766	9,701	88,037	192	166,295	4,967	458,958
Accumulated amortization	—	(8,806)	(31,892)	(192)	(18,819)	(4,863)	(64,573)
Impairment	(5,524)	—	(40,402)	—	(555)	—	(46,481)
Net book amount	184,242	895	15,742	—	146,921	104	347,904

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

18.                               Intangible assets (Continued)

	Goodwill (Note c)	Customer lists	Trade names	Copy-rights	Business cooperation arrangement and internet domain name (Note a)	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Year ended December 31, 2017 (Unaudited)
Opening net book amount	184,242	895	15,742	—	146,921	104	347,904
Amortization charge	—	(683)	(5,727)	—	(32,649)	(14)	(39,073)
Closing net book amount	184,242	212	10,015	—	114,272	90	308,831

At December 31, 2017 (Unaudited)
Cost	189,766	9,701	88,037	192	166,295	4,967	458,958
Accumulated amortization	—	(9,489)	(37,620)	(192)	(51,468)	(4,877)	(103,646)
Impairment	(5,524)	—	(40,402)	—	(555)	—	(46,481)
Net book amount	184,242	212	10,015	—	114,272	90	308,831

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

18.                               Intangible assets (Continued)

Note:

(a)                                 Business cooperation arrangement

In July 2016, the Company entered into a Strategic Cooperation Arrangement with one of its shareholders (the “Shareholder”), which includes a Business Cooperation Arrangement and a compensation to promotion and marketing service rendered by the Shareholder to the Company by issuing 11,111,111 Preferred Shares of  the  Company.  The Business Cooperation Arrangement has a term of five years and the shareholder will deploy certain agreed-upon business resources to the Company to increase the user traffic in 2016 of the Company’s platform. The Company assessed and concluded that the Business Cooperation Arrangement was qualified as an intangible asset to recognize in separate from the total consideration. Based on the valuation performed by the Company with assistance from the independent appraisal, the fair value of the 11,111,111 newly issued Preferred Shares was RMB1,208 million, out of which RMB163 million was attributable to the fair value of Business Cooperation Arrangement which is recorded as intangible asset and amortized over five years under straight line method, the remaining RMB1,045 million represented the compensation for the promotion and marketing service rendered by the Shareholder and was recorded as selling and marketing expense upon the issuance of the Preferred Shares.

(b)                                 Impairment tests for trade names

In 2015, changes in circumstances in the geographical territory covered by one of the Company’s subsidiary indicated that the carrying value of the trade name might not be recoverable. With the assistance of an external valuer, the management of the Group decided to  write down the value of trade name to its fair value less cost of disposal, which was measured using the relief from royalty method. As such, an impairment charge of RMB40,401,740 was recorded as “Other gain/(loss), net” in the consolidated statements of comprehensive (loss)/income for the year ended December 31, 2015.

(c)                                  Impairment tests for goodwill

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount. Management reviews the business performance of the Group at group level as a single segment which goodwill is monitored. The recoverable amount for goodwill impairment assessment is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by the Directors for the next five-year period using the estimated growth in revenue with a range of 5.9% to 19.8% and gross profit margin with a range from 67.8% to 74.8%. Thereafter, the cash flows are extrapolated using the terminal growth rate not exceeding the long-term average growth rate for the Group. The key assumptions such as discount rate and the constant growth rate used for value-in-use calculations in 2015, 2016 and 2017 are as follows:

	As of December 31,
	2015	2016	2017

Discount rate	14.5%	14.50%	14.50%
Constant growth rate	3%	3%	3%

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

18.                               Intangible assets (Continued)

Amortization charges were expensed in the following categories in the consolidated statements of comprehensive (loss)/income:

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Cost of revenue	—	—	—
Service development expenses	—	—	—
Selling and marketing expenses	—	16,324	32,649
Administrative expenses	21,225	8,164	6,424
	21,225	24,488	39,073

19.                              Deferred income tax

The amount of offsetting deferred income tax assets and liabilities is RMB5,343,000, RMB4,165,000 and RMB3,071,000 for the years ended 2015, 2016 and 2017, respectively. The analysis of deferred income tax assets and liabilities is as follows:

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Deferred tax assets:
— to be recovered after more than 12 months	5,343	4,165	50,506
— to be recovered within 12 months	—	—	14,442
	5,343	4,165	64,948

Deferred tax liabilities:
— to be recovered after more than 12 months	(9,081)	(8,448)	(3,272)

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

19.                               Deferred income tax (Continued)

The movements in the deferred income tax assets are as follows:

	Accrued liabilities and provisions	Impairment on investment, trade receivables and prepayment and other receivables	Future deductible expenses and others	Tax losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2015 (Unaudited)	—	—	—	—	—
Statement of profit or loss credit/(charge) (Note 12)	—	—	—	5,343	5,343
At December 31, 2015 (Unaudited)	—	—	—	5,343	5,343

At January 1, 2016	—	—	—	5,343	5,343
Statement of profit or loss credit/(charge) (Note 12)	—	—	—	(1,178)	(1,178)
At December 31, 2016	—	—	—	4,165	4,165

At January 1, 2017 (Unaudited)	—	—	—	4,165	4,165
Statement of profit or loss credit/(charge) (Note 12)	14,576	4,247	35,217	6,743	60,783
At December 31, 2017 (Unaudited)	14,576	4,247	35,217	10,908	64,948

The movements in the deferred income tax liability are as follows:

	Intangible assets acquired in business combination	Fair value changes in investments measured at fair value through profit or loss	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2015 (Unaudited)	(18,534)	—	(38)	(18,572)
Statement of profit or loss credit/(charge) (Note 12)	13,935	(4,444)	—	9,491
At December 31, 2015 (Unaudited)	(4,599)	(4,444)	(38)	(9,081)

At January 1, 2016	(4,599)	(4,444)	(38)	(9,081)
Statement of profit or loss credit/(charge) (Note 12)	1,200	(592)	25	633
At December 31, 2016	(3,399)	(5,036)	(13)	(8,448)

At January 1, 2017 (Unaudited)	(3,399)	(5,036)	(13)	(8,448)
Statement of profit or loss credit/(charge) (Note 12)	1,200	3,976	—	5,176
At December 31, 2017 (Unaudited)	(2,199)	(1,060)	(13)	(3,272)

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

Details of unrecognized deferred tax are as follows:

Deferred income tax assets are recognized for deductible temporary differences and tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of RMB164,686,000 and RMB243,907,000 and RMB236,713,000 as of December 31, 2015, 2016 and 2017, respectively, in respect of tax losses amounting to RMB986,710,000 and RMB1,394,086,000 and RMB1,381,382,000 of certain subsidiaries comprising the Group as at those dates, respectively, that can be carried forward against future taxable income, and will expire between 2021 and 2022 under PRC tax regulations.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

20.                               Prepayment and other receivables

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Included in non-current assets
Deposits (financial assets) (Note 22(b))	38,303	38,303	38,303
Others (financial assets)	9,846	11,458	10,869
	48,149	49,761	49,172

Included in current assets
Advances to accommodation suppliers	109,454	174,155	51,682
Prepaid taxation	15,403	74	46,588
Advances to tickets suppliers	4,733	4,247	12,389
Prepayment for advertising	23,396	4,052	4,875
Prepayment for office rental	3,773	3,320	2,656
Others	9,131	10,086	11,520
Total non-financial assets	165,890	195,934	129,710

Deposits	60,268	70,247	52,386
Interest receivables	2,059	357	6,192
Receivables from Nanjing Xici disposal	7,650	7,650	7,650
Total financial assets	69,977	78,254	66,228

Current, total	235,867	274,188	195,938

(a)                                 The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. Other receivables that are measured at amortized costs mainly included deposits, interest receivables and receivables from Nanjing Xici disposal. The Group considers the probability of default upon initial recognition of other receivables and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. Based on the assessment and analysis conducted by the Directors, no actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant increase of credit risk, and thus the impairment provisions, excluding that of receivable from Nanjing Xici disposal, recognized during the years ended December 31, 2015, 2016 and 2017 were limited to 12 months expected losses. For the receivables from Nanjing Xici disposal, it was arising from the Group’s disposal of equity interest in Nanjing Xici in 2015 (Note 10(a)) and secured by collateral assets. The Directors do not expect any significant credit risk relating to the receivables after considering the collateral assets.

(b)                                 Movement in impairment of other receivables are as follows:

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

At the beginning of the year	338	4,753	2,350
Reverse for impairment	—	(2,767)	(521)
Provision for impairment	4,415	364	398
At the end of the year	4,753	2,350	2,227

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

21.                               Trade receivables

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Receivables from third parties	251,619	354,040	213,696
Receivables from related parties (Note 35)	216,331	534,812	329,618
	467,950	888,852	543,314
Less: allowance for impairment of trade receivables	(6,519)	(5,470)	(4,097)
	461,431	883,382	539,217

Note:

(a)                                 Movements on the Group’s allowance for impairment of trade receivables are as follows:

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

At the beginning of the year	(4,991)	(6,519)	(5,470)
Provision for doubtful receivables	(7,505)	(30,042)	(700)
Receivables written off during the year as uncollectible	5,977	31,091	2,073
At the end of the year	(6,519)	(5,470)	(4,097)

(b)                                 The Group normally allows a credit period of 30 days to its customers. An ageing analysis of trade receivables based on invoice date is as follows:

	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Up to 6 months	461,431	883,382	539,217
Over 6 months	6,519	5,470	4,097
	467,950	888,852	543,314

(c)                                  Trade receivables are classified as financial assets measured at amortized cost under “loan and receivables”. The carrying amount of trade receivable approximated their fair values due to their short maturities.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

21.                              Trade receivables (Continued)

(d)                                 The Group applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The provision is determined as follows:

	Not past due	Up to 2 months past due	2 to 3 months past due	Over 3 months past due	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31, 2015 (Unaudited)
Expected loss rate	0.27%	0.66%	3.81%	14.01%
Gross carrying amount	317,226	97,657	23,517	29,550	467,950
Loss allowance provision	843	640	895	4,141	6,519

As of December 31, 2016
Expected loss rate	0.11%	0.30%	2.70%	12.11%
Gross carrying amount	633,606	200,649	26,176	28,421	888,852
Loss allowance provision	719	601	707	3,443	5,470

As of December 31, 2017 (Unaudited)
Expected loss rate	0.22%	0.80%	11.28%	46.78%
Gross carrying amount	466,582	65,505	7,632	3,595	543,314
Loss allowance provision	1,032	522	861	1,682	4,097

22.                               Bank balances and cash

(a)                                 Cash and cash equivalents

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Cash on hand	26	95	82
Cash at bank	710,377	339,204	701,666
Cash at bank and on hand	710,403	339,299	701,748

Cash at banks earns interest at floating rates based on daily bank deposit rates. The conversion of the RMB denominated balances maintained in the PRC into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

(b)                                 Restricted cash

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Deposits to business partners	146,480	153,606	170,541

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. In connection with the Group’s air ticket business and the accommodation reservation services, the Group was required by its business partners to pay deposits as guarantee in order for the issuance of air tickets and timely payment. As of December 31, 2015, 2016 and 2017, the amount of the deposit placed in commercial banks under these guarantee arrangements was approximately RMB134 million, RMB91 million and RMB115 million, respectively and recorded as restricted cash; and the amount of the deposit deployed in commercial institution under these guarantee arrangements was approximately RMB38 million, RMB38 million and RMB38 million, respectively and recorded as prepayment and other receivables (Note 20).

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

23.                               Borrowings

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Secured bank borrowings (note a)	—	—	191,997
Less: current portion	—	—	(19,692)
Non-current portion	—	—	172,305

Notes:

(a)                                 The borrowings were secured by property, plant and equipment of the Group (Note 14) and bear interest at CHIBOR floating rate with 10% per annum.

At December 31, 2015, 2016 and 2017, the Group’s borrowings were repayable as follows:

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Within 1 year	—	—	19,692
1~2 years	—	—	19,692
2~5 years	—	—	59,076
Over 5 years	—	—	93,537
	—	—	191,997

The exposure of the Group’s borrowings to interest rate change at December 31, 2017 is disclosed in Note 4.1.

The Group is in compliance with all banking covenants as of December 31, 2015, 2016 and 2017.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

24.                               Redeemable convertible preferred shares

In connection with the Restructuring as discussed in Note 1, all of eLong’s then outstanding ordinary shares were cancelled and all of its then existing ordinary shares were exchanged for the ordinary shares or the Preferred Shares of the Company in the following manner:

•                      All the then outstanding ordinary shares of eLong were exchanged to the same number of ordinary shares of the Company;

•                      All the then outstanding high-vote ordinary shares of eLong were exchanged to the same number of the Preferred Shares of the Company; and

•                      In connection with the Restructuring, the ordinary shares of eLong that were purchased by the Buyers were re-designated and exchanged to the same number of the Preferred Shares of the Company.

After the completion of the Restructuring, the equity shareholdings of eLong, as if-converted basis, by its then existing shareholders have not changed. The Preferred Shares were recognized based on its fair value of RMB3,527 million, and the difference between the fair value of the Preferred Shares and the carrying value of the high-vote ordinary shares relinquished was recorded against the other reserve of RMB3,527 million.

The Company also assessed the re-designation of ordinary shares purchased by the Buyers and concluded that the difference between the fair value of the Preferred Shares that the Buyers obtained and the fair value of the ordinary shares purchased and relinquished by the Buyers should be recognized as expenses to reflect the benefit received by the Buyers. Therefore, the total difference between the carrying value of the ordinary shares that the Buyers purchased and the fair value of the Preferred Shares that the Buyers obtained with amount to RMB1,662 million was further allocated as (1) RMB742 million, being the difference between the fair value of the Preferred Shares that the Buyers obtained and the fair value of the ordinary shares purchased and relinquished by the Buyers, was deemed as share based payment received by Buyers and recorded as administrative expenses for the year ended December 31, 2016; and (2) RMB920 million, being the difference between the carrying value and fair value of the ordinary shares that the Buyers purchased was recorded as deduction of other reserve.

In July 2016, the Company issued 11,111,111 preferred shares to one of its shareholders with the total fair value of RMB1,208 million on the issuance date. Please refer to Note 18 for details.

The key terms of the Preferred Shares of the Company are as follows:

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

24.                               Redeemable convertible preferred share (Continued)

Voting

Each ordinary share has one vote. Each of the Preferred Shares carries a number of votes equal to the number of ordinary shares into which such preferred share could be converted into. The holders of ordinary shares and the Preferred Shares shall vote together as a single class.

Dividends

The holders of the Preferred Shares shall rank senior to the holders of ordinary shares in respect of any dividends declared by the Company and shall be entitled to participate in dividends on the ordinary shares on an as-converted basis.

Liquidation

Upon any liquidation or winding up of the Company, whether voluntary or involuntary or any deemed liquidation event, to the extent lawfully possible, before any distribution or payment shall be made to the holders of any ordinary shares, the holders of the Preferred Shares shall be entitled to receive an amount with respect to each preferred share equal to the greater of:

(a)                                 the liquidation preference (“Liquidation Preference”) means the higher of (i) $13.50 or (ii) $9.00 plus an 8% compounding annual rate commencing on the date of issuance; and

(b)                                 the amount distributable to such holder of the Preferred Shares if the funds and assets of the Company available for distribution to the prefer shareholders are distributed pro rata amongst all the shareholders of the Company on an as-converted basis.

Conversion

Each of the Preferred Shares shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable ordinary shares as is determined by dividing the Liquidation Preference by the applicable Conversion Price in effect at the time of conversion. The “Conversion Price” shall initially be equal to the Original Issue Price and such Conversion Price shall be subject to adjustment.

On December 28, 2017, in connection with the merger agreement entered into among the Company, Tongcheng Network and Tongcheng Network’s shareholders, the holders of the Preferred Shares agreed to change the conversion of the Preferred Shares as immediately prior to the completion of the Acquisition, each of the Preferred Share shall be converted into one ordinary share of the Company. Such change of the conversion constituted a modification to the Preferred  Shares  and resulted in, excluding other factors, a decrease in fair value of the Preferred Shares.

Redemption Rights

If (i) a Qualified IPO has not been completed before the fifth (5th) anniversary of May 31, 2016, or (ii) the Company or any other group company is in material breach of the shareholders’ agreement, each of the preferred shareholders shall have the right but not the obligation, to require the Company to redeem and purchase all (but not part) of the Preferred Shares held by such preferred shareholder (the “Redemption Right”) at a price (the “Redemption Price”) equal to the Liquidation Preference per preferred share to be paid in cash, subject to applicable bankruptcy, insolvency, corporate “solvency” requirements or similar laws. The Redemption Right may be exercised at each preferred shareholder’s discretion but may only be exercised once.

The Company designated the Preferred Shares as financial liabilities at fair value through profit or loss. The Preferred Shares are initially recognized at fair value.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

24.                               Redeemable convertible preferred share (Continued)

The movement of the Preferred Shares is set as below:

	Number of Shares	RMB’000

At January 1, 2016		—
Exchange of high-vote ordinary shares to the Preferred Shares in connection with the Restructuring	33,589,204	3,527,596
Re-designation of ordinary shares to the Preferred Shares in connection with the Restructuring	15,833,693	1,662,882
Issuance of the Preferred shares to one of shareholders	11,111,111	1,208,153
Changes in fair value - attribute to changes in the credit risk of the financial liability		(36,781)
Changes in fair value - others		36,781
At December 31, 2016		6,398,631

At January 1, 2017 (Unaudited)		6,398,631
Changes in fair value - attribute to changes in the credit risk of the financial liability		46,592
Changes in fair value - others		(97,576)
At December 31, 2017 (Unaudited)		6,347,647

The Group has used the discounted cash flow method to determine the underlying share value of the Company and adopted equity allocation model to determine the fair value of the Preferred Shares as of the dates of issuance and at the end of each reporting period.

Key valuation assumptions used to determine the fair value of the Preferred Shares are as follows:

	As of December 31,
	2015	2016	2017

Discount rate	N/A	14.50%	14.50%
Risk-free interest rate	N/A	1.93%	1.60%
Discounts for lack of marketability (“DLOM”)	N/A	16.50%	16.00%
Volatility	N/A	48.00%	45.30%

Discount rate (post-tax) was estimated by weighted average cost of capital as of each valuation date. The risk-free interest rate based on the yield of US Treasury Strip Bond with a maturity life equal to the expected terms as of valuation date. The DLOM was estimated based on the option-pricing method. Under option-pricing method, the cost of put option, which can hedge the price change before the private held share can be sold, was considered as a basis to determine the lack of marketability discount. Volatility was estimated based on annualized standard deviation of daily stock price return of comparable companies for a period from the respective valuation date and with similar span as time to expiration. Probability weight under each of the redemption feature and liquidation preferences was based on the Group’s best estimates. In addition to the assumptions adopted above, the Company’s projections of future performance were also factored into the determination of the fair value of the Preferred Shares on each valuation date.

The fair value changes in the Preferred Shares that are attributable to changes of credit risk of this liability amounted to RMB (36,781,000) and RMB46, 592,000 for the years ended December 31, 2016 and 2017, respectively.

Changes in fair value of the Preferred Shares were recorded in “Fair value change on redeemable convertible preferred shares measured at fair value through profit or loss” in the consolidated statements of comprehensive (loss)/income.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

25.                               Trade payables

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Payables to third parties	623,611	789,629	960,940
Payables to related parties (Note 35)	34,955	132,004	153,977
	658,566	921,633	1,114,917

Trade payables and their aging analysis based on invoice date are as follows:

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Up to 6 months	658,566	921,633	1,114,917

26.                               Other payables and accruals

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Accrual for users incentive program	217,359	75,567	67,862
Payable to travel service suppliers	21,501	24,001	25,759
Deposits from sales channel	16,924	23,675	26,336
Payables to related parties (Note 35)	555	381	653
Total financial liabilities	256,339	123,624	120,610

Advances from users	92,364	177,389	116,044
Accrued payroll and welfare	69,669	94,277	77,919
Accrued commissions	27,279	23,851	13,701
Business and other taxes	24,076	2,023	13,573
Accrued advertisement expenses	17,296	23,310	30,788
Accrued professional fees	6,187	9,125	11,100
Others	50,493	59,369	55,462
Total non-financial liabilities	287,364	389,344	318,587

Total	543,703	512,968	439,197

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

27.                               Share capital and share premium

	Number of ordinary shares	Ordinary share capital	Ordinary share premium	Treasury stock	Total
		RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2015 (Unaudited)
Exercise of stock options	—	—	—	—	—
Vesting of RSUs	—	—	—	—	—
At December 31, 2015 (Unaudited)	—	—	—	—	—

At January 1, 2016	—	—	—	—	—
Incorporation of the Company and consummation of the Restructuring (a)	26,052	84	1,514,310	—	1,514,394
At December 31, 2016	26,052	84	1,514,310	—	1,514,394

At January 1, 2017 (Unaudited)	26,052	84	1,514,310	—	1,514,394
Issuance of new shares (b)	4,419	15	—	(15)	—
At December 31, 2017 (Unaudited)	30,471	99	1,514,310	(15)	1,514,394

(a)                                 In connection of incorporation of the Company and consummation of the Restructuring, the Company issued 26,051,810 ordinary shares, a share premium of RMB1,514 million arisen from the difference between its fair value and par value.

(b)                                 In 2017, the Company issued 4,418,671 ordinary shares to EAE Holdco with amount of RMB14,714 for the purpose of granting RSUs to the employees (Note (8)).

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

28.                               Other reserves

	Capital reserve	Statutory reserve	Share-based compensations reserve	Others(a)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2015 (Unaudited)	563,802	3,665	1,453,712	483,613	2,504,792
Statutory reserves	—	6,161	—	—	6,161
Exercise of stock options	25,397	—	—	—	25,397
Share based compensation of a subsidiary	—	—	3,278	—	3,278
Share-based compensations (Note 8)	—	—	208,296	—	208,296
Purchase of eLong Equity Awards in connection with the Expedia Transaction	—	—	(89,587)	—	(89,587)
At December 31, 2015 (Unaudited)	589,199	9,826	1,575,699	483,613	2,658,337

At January 1, 2016	589,199	9,826	1,575,699	483,613	2,658,337
Fair value change of the Preferred Shares attributable to changes in credit risk	—	—	—	36,781	36,781
Exercise of stock options	1,719	—	—	—	1,719
Exchange of high-vote ordinary shares to the Preferred Shares in connection with the Restructuring	(3,527,596)	—	—	—	(3,527,596)
Redesignation of ordinary shares to the Preferred Shares in connection with the Restructuring	(920,414)	—	—	—	(920,414)
Purchase of vested Equity Awards in connection with the Restructuring	—	—	(81,624)	—	(81,624)
Incorporation of the Company and consummation of the Restructuring	(1,514,394)	—	—	—	(1,514,394)
Share-based compensations (Note 8)	—	—	71,325	—	71,325
At December 31, 2016	(5,371,486)	9,826	1,565,400	520,394	(3,275,866)

At January 1, 2017 (Unaudited)	(5,371,486)	9,826	1,565,400	520,394	(3,275,866)
Fair value change of the Preferred Shares attributable to changes in credit risk	—	—	—	(46,592)	(46,592)
Purchase of Equity Awards in connection with the Restructuring	—	—	(4,382)	—	(4,382)
Share-based compensations (Note 8)	—	—	56,783	—	56,783
At December 31, 2017 (Unaudited)	(5,371,486)	9,826	1,617,801	473,802	(3,270,057)

(a): Others mainly represents the reserves arising from the conversion of preferred shares of eLong before the Track Record Period and the fair value change of the Preferred Shares attributable to changes in credit risk.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

29.                               Dividend

No dividend has been paid or declared by the Company or the companies now comprising the Group during each of the years ended December 31, 2015, 2016 and 2017.

30.                               Business combination

In February 2015, the Group acquired the accommodation reservation business (“Accommodation Reservation Business”) from Beijing Jiuyou Technology Co., Ltd. (“Jiuyou”) for RMB5,000,000, The Group accounted for the acquisition of Accommodation Reservation Business as a business combination.

The following table summarizes the allocation of the purchase price for assets related to the Accommodation Reservation Business:

February 2015
(Unaudited)
RMB’000

Consideration
Cash consideration	5,000
Total consideration paid by the Group	5,000
Fair value of identifiable assets acquired
Trade name	1,570
Customer list	510
Total identifiable net assets	2,080
Goodwill	2,920
5,000

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisition.

The fair value of the trade name was measured using the relief from royalty method, with a royalty rate of 1.5%, a tax rate of 25% and a discount rate of 19%, while the fair value of the customer list was measured using the multi-period excess earnings method, using an annual revenue growth rate ranging from -5% to 5%, a terminal growth rate of 3% and a discount rate of 19%.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

31.                               Note to consolidated statements of cash flows

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Profit/(loss) before income tax	(957,813)	(2,159,618)	134,021
Adjustment for:
- Foreign exchange losses	(9,739)	(1,562)	1,365
- Impairment of intangible assets (Note 18)	40,402	—	—
- Allowance for doubtful accounts	11,920	27,637	1,098
- Loss on disposal of property, plant and equipment (Note 14)	155	203	534
- Depreciation of property, plant and equipment (Note 14)	52,067	52,845	45,077
- Amortization of intangible assets (Note 18)	21,225	24,488	39,073
- Share-based compensation (Note 8)	211,500	72,343	56,783
- Gain on disposal of a subsidiary	(71,082)	—	—
- Gain from disposal of equity investments	(13,191)	—	(753)
- Impairment on equity investment	459	—	—
- Fair value changes on investments measured at fair value through profit or loss	(17,646)	4,031	(863)
- Fair value change on redeemable convertible preferred shares measured at fair value through profit or loss (Note 24)	—	36,781	(97,576)
- Finance income	(9,156)	(8,402)	(10,145)
- Other income	(28,051)	—	—
- Other gains/(losses), net	(4,808)	(6,271)	(10,056)
- Share of results from investments in associates (Note 15)	18,177	11,218	2,251
- Selling and marketing expenses which were settled with newly issued preferred shares (Note 24)	—	1,044,908	—
- Charges for re-designation of ordinary shares to the Preferred Shares in connection with the Restructuring (Note 24)	—	742,467	—
Changes in working capital:
- Trade receivables	(122,702)	(451,991)	343,464
- Prepayment and other receivables	(21,514)	(35,235)	84,881
- Trade payables	88,577	263,067	199,640
- Accrued expenses and other current liabilities	16,694	(30,755)	(73,773)
Cash generated from/(used in) operating activities	(794,526)	(413,844)	715,021

In the consolidated statements of cash flows, proceeds from sale of property, plant and equipment comprise:

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Net book value	211	311	596
Loss on disposal of property, plant and equipment	(155)	(203)	(534)
Proceeds from disposal of property, plant and equipment	56	108	62

The principal non-cash transaction is the issue of preferred shares i) as consideration for settlement of selling and marketing expenses, ii) and for re-designation of ordinary shares, as discussed in Note 24.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

31.                               Note to consolidated statements of cash flows (Continued)

Reconciliation of liabilities generated from financing activities

	Borrowings due within a year	Borrowings due after a year	Interest payable	Redeemable convertible preferred shares	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2015 (Unaudited)	—	—	—	—	—
Cash flows	—	—	—	—	—

As of December 31, 2015 (Unaudited)	—	—	—	—	—
Cash flows	—	—	—
Issuance of the Preferred Shares	—	—	—	6,398,631	6,398,631

As of December 31, 2016	—	—	—	6,398,631	6,398,631
Cash flows	19,692	172,305	(1,740)	—	190,257
Fair value changes of the Preferred Shares	—	—	—	(97,576)	(97,576)
Fair value change relating to preferred shares due to own credit risk	—	—	—	46,592	46,592
Accrued interest expenses	—	—	1,740	—	1,740

As of December 31, 2017 (Unaudited)	19,692	172,305	—	6,347,647	6,539,644

32.                               Banking facilities

As of December 31, 2015, 2016 and 2017, the Company had banking facilities available in the form of letters of guarantee of RMB40.0 million, RMB63.2 million and RMB39.1 million, respectively, in which RMB40.0 million, RMB63.2 million and RMB39.1 million, respectively are utilised and provided to a business partner in connection with air ticketing business for financial security.

33.                               Contingencies

As of December 31, 2015, 2016 and 2017, the Group did not have any significant contingent liabilities.

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

34.                               Commitment

(a)                                 Operating lease commitments

The Group leases offices under non-cancellable operating lease agreements. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

No later than 1 year	19,800	19,278	15,131
Between 1 and 2 years	15,971	15,083	5,736
Between 2 and 5 years	20,146	10,771	7,027
	55,917	45,132	27,894

(b)                               Purchase commitments

The purchase commitments represent the minimum payment that the Company would pay for the prepurchase of hotel room nights assuming inventory risk pursuant to the existing agreements with hotels.

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Purchase commitments	15,722	48,947	54,436

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

35.                               Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, control the other party or exercise significant influence over the other party in making financial and operation decisions. Parties are also considered to be related if they are subject to common control. Members of key management and their close family member of the Group are also considered as related parties.

Save as disclosed in elsewhere of the report, the following significant transactions were carried out between the Group and its related parties during the Track Record Period. In the opinion of the directors of the Company, the related party transactions were carried out in the normal course of business and at terms negotiated between the Group and the respective related parties.

(a)                                 Names and relationships with related parties

The following companies are related parties of the Group that had balances and/or transactions with the Group during the Track Record Period.

Company	Relationship with the Group

Ctrip and its affiliated companies	Shareholder with significant influence over the Group
Tencent and its affiliated companies	Shareholder with significant influence over the Group
Plateno and its affiliated hotels	Shareholder with significant influence over the Group prior to August 2015
Beijing Miot Technology Co., Ltd. (“Miot”)	Associate
Expedia and its affiliates	Shareholder of eLong prior to May 2015

(b)                                 Significant transactions with related parties

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Commission and other service income received from related parties:
- Ctrip and its affiliates	9,532	85,781	243,783
- Expedia and its affiliates	56,542	—	—
- Plateno and its affiliated hotels	5,771	—	—
Total	71,845	85,781	243,783

Commission, settlement and other service fees paid to related parties:
- Ctrip and its affiliates	7,378	261,140	573,128
- Tencent and its affiliates	5,701	1,224,655	31,655
- Others	2,737	50	—
Total	15,816	1,485,845	604,783

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

35.                               Related party transactions (Continued)

(c)                                  Balance with related parties

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Trade receivables from related parties (Note 21):
- Ctrip and its affiliates	187,548	506,461	273,480
- Plateno and its affiliated hotels	323	—	—
- Tencent and its affiliates	28,460	28,351	56,138
Total	216,331	534,812	329,618

The receivables from related parties arise mainly from ordinary course of business. The receivables are unsecured, interest-free and with no fixed term of repayment. No provisions have been made against receivables from related parties.

	As of December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Trade payables and other payables to related parties (Note 25 & 26):
- Ctrip and its affiliates	34,515	132,382	152,826
- Plateno and its affiliated hotels	654	—	—
- Tencent and its affiliates	341	—	362
- Others	—	3	1,442
Total	35,510	132,385	154,630

The payables to related parties are unsecured, interest-free and with no fixed term of repayment.

(d)                                 Key management personnel compensations

The compensations paid or payable to key management personnel (including CEO and other senior executives) for employee services are show below:

	Year ended December 31,
	2015		2017
	(Unaudited)	2016	(Unaudited)
	RMB’000	RMB’000	RMB’000

Wages, salaries and bonuses	2,380	3,901	6,188
Pension costs - defined contribution plans	146	184	198
Other social security costs, housing benefits and other employee benefits	173	218	234
Share-based compensation expenses (Note 8)	14,137	14,946	11,916
	16,836	19,249	18,536

Tongcheng-Elong Holdings Limited

Notes to Consolidated Financial Statements

36.                               Subsequent events

Save as disclosed in the report, the following significant events took place subsequent to December 31, 2017:

(i)                                      Acquisition of Tongcheng Online Business

As disclosed in 1.2.2, on March 9, 2018, the Company consummated the acquisition of Tongcheng Network. The Company accounted for the acquisition of Tongcheng Network as business combination.

The Company performed the valuation with the assistance from the independent appraisals. The preliminary valuation of acquisition cost and the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB’000

Current assets	2,680,810
Non-current assets	974,720
Current liabilities	(1,764,774)
Net assets of Tongcheng Network acquired	1,890,756
Identifiable intangible assets - trade name	1,788,360
Identifiable intangible assets - business relationship	1,686,704
Identifiable intangible assets - technology platform	232,506
Deferred tax liabilities	(594,465)
Goodwill	3,652,249
Fair value of total purchase consideration by issued shares	8,656,110

As of the date of this report, the Company is still working on the valuation and the above result of purchase price allocation reflects the Company’s current and preliminary estimate, which is subject to change.

(ii)                                   Share incentive plan

In March 2018, the Company adopted a 2018 share incentive plan (the “2018 Plan”), which allows senior management, other employees, non-employees, directors of the Company, with certain vesting conditions being fulfilled, to (i) acquire ordinary shares of the Company pursuant to options granted, (ii) receive RSU awards, and (iii) make direct purchases of restricted shares. The maximum number of ordinary shares that may be subject to the awards granted under the 2018 Plan is 163,240,270.

ITEM 19.                             EXHIBITS

Exhibit Number	Document
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP

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

Date: June 29, 2018