Form 20-F
period 2018-12-31
CTRIP COM INTERNATIONAL LTD
filed 2019-03-15
CIK 1269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 69,122,824 ordinary shares, par value US$0.01 per share, as of December 31, 2018.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

•                  “Qunar” refers to Qunar Cayman Islands Limited, a Cayman Islands company, and unless the context requires otherwise, includes its predecessor entities and consolidated subsidiaries and consolidated affiliated Chinese entities;

•                  “RMB” or “Renminbi” refers to the legal currency of China; “U.S. dollars,” “dollars,” “US$,” or “$” refers to the legal currency of the United States; “£” refers to the legal currency of the United Kingdom; “€” refers to the legal currency of Eurozone;

•                  “shares” or “ordinary shares” refers to our ordinary shares, par value of US$0.01 per share; and

•                  “we,” “us,” “our company,” or “Ctrip” refers to Ctrip.com International, Ltd., its predecessor entities and subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated Chinese entities, unless otherwise indicated herein. We consolidate the financial results of Qunar starting from December 31, 2015. In calculating the number of hotels with which we have room supply relationships, downloads of and transactions through our mobile channel, outbound travel business and other operational data, where applicable, as well as in describing our marketing, branding and intellectual properties, we have not taken into account the comparable operating data or other information of Qunar.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018.

On December 1, 2015, we effected a change of the ratio of the ADSs to ordinary shares from four ADSs representing one ordinary share to eight ADSs representing one ordinary share. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

We have published our consolidated financial statements in Renminbi. Our business is primarily conducted in China in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some Renminbi or U.S. dollar amounts for 2018 at a rate of RMB6.8755 to US$1.00, which was the certified exchange rate in effect as of December 31, 2018. The certified exchange rate on March 8, 2019 was RMB6.7201 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

PART I.

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

A.                                     Selected Financial Data

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statement of operations data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2014	2015	2016(1) (3)	2017(3)	2018(3)	2018(3)
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in millions, except for share and per share data)
Consolidated Statement of Operation Data
Net revenues	7,347	10,897	19,245	26,796	30,965	4,504
Cost of revenues	(2,101)	(3,043)	(4,730)	(4,678)	(6,324)	(920)
Gross profit	5,246	7,854	14,515	22,118	24,641	3,584
Operating expenses
—Product development(4)	(2,321)	(3,297)	(7,687)	(8,259)	(9,620)	(1,399)
—Sales and marketing(4)	(2,214)	(3,088)	(5,861)	(8,294)	(9,596)	(1,396)
—General and administrative(4)	(862)	(1,088)	(2,519)	(2,622)	(2,820)	(410)
Total operating expenses	(5,397)	(7,473)	(16,067)	(19,175)	(22,036)	(3,205)
(Loss) / income from operations	(151)	381	(1,552)	2,943	2,605	379
Net interest income / (expense) and other income / (expense)(5)	186	2,624	(192)	581	(684)	(99)
Income / (loss) before income tax expense, equity in income of affiliates and non-controlling interests	35	3,005	(1,744)	3,524	1,921	280
Income tax expense	(131)	(470)	(482)	(1,285)	(793)	(115)
Equity in income / (loss) of affiliates	187	(136)	602	(65)	(32)	(5)
Net income / (loss)	91	2,399	(1,624)	2,174	1,096	160
Less: Net loss / (income) attributable to non-controlling interests	151	108	206	(19)	16	2
Net income / (loss) attributable to Ctrip’s shareholders	242	2,507	(1,418)	2,155	1,112	162
Earnings / (loss) Per Ordinary Share Data:
Net income / (loss) attributable to Ctrip’s shareholders	242	2,507	(1,418)	2,155	1,112	162
Earnings / (loss) per ordinary share(6), basic	7.08	66.34	(23.97)	32.51	16.25	2.36
Earnings / (loss) per ordinary share(6), diluted	6.35	56.85	(23.97)	30.75	15.67	2.28
Weighted average ordinary shares outstanding, basic	34,289,170	37,797,698	59,166,582	66,300,808	68,403,426	68,403,426
Weighted average ordinary shares outstanding, diluted	38,207,858	47,375,248	59,166,582	71,775,893	70,924,623	70,924,623

	As of December 31,
	2014	2015(1)		2016(3)	2017(3)	2018(3)	2018(3)
	RMB	RMB		RMB	RMB	RMB	US$(2)
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	5,301	19,216		18,435	18,243	21,530	3,131
Restricted cash	836	2,287		1,744	1,749	4,244	617
Short-term investments	6,439	8,236		14,113	28,130	36,753	5,346
Accounts receivable, net	1,827	3,151		4,641	4,749	5,668	824
Prepayments and other current assets	2,480	7,712		6,995	6,547	11,199	1,629
Deferred tax assets, current	194	—	(7)	—	—	—	—
Non-current assets	14,133	78,242		98,502	102,822	106,436	15,481
Total assets	31,210	118,844		144,430	162,240	185,830	27,028
Current liabilities	12,714	33,666		30,295	42,162	68,784	10,005
Deferred tax liabilities, non-current	133	3,045		3,612	3,895	3,838	558
Long-term debt(8)	7,985	18,355		34,651	29,220	24,146	3,512
Other long-term liabilities	—	93		340	348	329	48
Share capital	3	4		5	5	5	1
Total Ctrip’s shareholders’ equity	9,529	44,551		71,548	84,836	86,715	12,612
Non-controlling interests	849	19,134		3,984	1,779	2,018	293
Total shareholders’ equity	10,378	63,685		75,532	86,615	88,733	12,905

(1)         Our consolidated balance sheet data has reflected the effect of consolidation of Qunar’s financial statements starting from December 31, 2015. Our consolidated statement of operation data has reflected the effect of consolidation of Qunar’s financial statements starting from January 1, 2016.

(2)         Translation from Renminbi amounts into U.S. dollar amounts was made at a rate of RMB6.8755 to US$1.00.

(3)         Effective from January 1, 2018, we adopted ASC Topic 606, a new accounting standard on the recognition of revenue issued by FASB in 2014, and have applied such accounting standard retrospectively to the years ended December 31, 2016 and 2017. The financial data for the year ended December 31, 2014 and 2015 and as of December 31, 2014 and 2015 have not been recast and as such are not comparable.

(4)         Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2014	2015	2016(1)	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in millions)
Product development	185	292	2,080	1,013	934	136
Sales and marketing	54	66	393	186	156	23
General and administrative	258	285	1,087	635	617	90

(5)         In 2015, a gain of RMB2.3 billion was recognized in the other income for the deconsolidation of Tujia, which was once a subsidiary of our company. In January 2018, we adopted new financial instruments accounting standard ASU No. 2016-01, which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consideration. The new standard also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments.

(6)         Each ADS represents 0.125 ordinary share.

(7)         In 2015, we determined and elected to early adopt ASU 2015-17 to our consolidated financial statements starting December 31, 2015, prospectively to present the deferred tax assets and liabilities as non-current items.

(8)         In April 2015, the FASB issued new guidance which changes the presentation of debt issuance cost. Under the new guidance, debt issuance cost is presented as a reduction of the carrying amount of the related liability, rather than as an asset. This guidance has been adopted and applied retrospectively by us to the prior periods presented herein.

B.                                     Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Company

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown significantly as a result of both organic growth of existing operations and acquisitions, and we expect to continue to experience such growth in the future. We have significantly expanded our operations and anticipate further expansion of our operations and workforce, as a result of the continued growth of our service offerings, customer base and geographic coverage. For example, we have invested in, and plan to continue to invest in, organic growth by rolling out new business initiatives focusing on a diverse range of areas including cruise lines, car services, bus tickets and train tickets. Consequentially, in 2018, we invested US$1.4 billion in product development. If such new business initiatives fail to perform as expected, our financial condition and results of operations could be adversely affected. Our growth to date has placed, and our anticipated future operations will continue to place, significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

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

As part of our plan to expand our product and service offerings, we have made and intend to make strategic acquisitions or investments in the travel service industries in Greater China and overseas, such as the following, in addition to our transactions relating to Qunar described elsewhere in this annual report:

•                  In May 2015, we acquired approximately 38% share capital of eLong, Inc. In May 2016, eLong, Inc. completed its going-private transaction and merger with E-dragon Holdings Limited, or eLong. In December 2017, eLong and Tongcheng Network Technology Co., Ltd., or LY.com, announced an agreement to merge and form Tongcheng-Elong Holdings Limited (SEHK: 0780), which was consummated in March 2018. In exchange for our prior holdings in eLong, we received an equity method investment in the enlarged group.

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

•                  In December 2016, we consummated an acquisition transaction whereby shares held by nearly all of the shareholders of Skyscanner, a leading global travel search site headquartered in Edinburgh, the United Kingdom, were acquired by Ctrip.

•                  In December 2016, in connection with our share exchange transaction with BTG Hotels (Group) Co., Ltd., or BTG, a PRC joint stock company that is listed on the Shanghai Stock Exchange and principally engaged in the management of hotels and tourism destinations, and Homeinns Hotel Group, or Homeinns, we exchanged our previously held equity interest in Homeinns for 22% equity interest of BTG.

•                  In May 2018, we acquired substantially all of the remaining equity interest of an offline travel agency company in which we previously held approximately 48% equity interest for the consideration of RMB198 million in cash and 1.9% non-controlling interest of one of our subsidiaries with the fair value of RMB399 million.

If the ADS or share prices of the public companies that we have invested in or may invest in the future which are classified as equity securities with readily determinable fair values investments decline and become lower than our share purchase prices, as have happened historically, we could record changes in fair value recorded in the income statement under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods. In addition, if any of our investees in which our investments are classified as equity method investments incur net losses in the future, we will share their net losses proportionate to our equity interest in them.

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

As a result of the transactions described elsewhere in this annual report involving Qunar securities during 2015, we began to consolidate Qunar’s financial results from December 31, 2015 from an accounting perspective under U.S. GAAP. Historically, Qunar enjoyed one of the market leading positions in China’s travel industry with its unique business model as a search-based travel commerce platform, while it is currently transitioning into a mobile and online commerce travel platform that focuses on providing users with one-stop solutions. Certain risks and uncertainties associated with the business operations of Qunar are distinct from those we have faced historically:

•                  Failure to transition into a one-stop mobile and online commerce travel platform from a search-based platform;

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

•                  Consolidation of the results of operations of Qunar. Qunar historically incurred net loss and our consolidation of Qunar’s financial statements had negatively impacted our financial statements previously;

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

Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and travel industry in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Recent changes in U.S. trade policies, including new tariffs on imports from China generally, and reactions by a number of markets including China in response to these U.S. actions, may have a material adverse effect on global economic conditions and the stability of global financial markets, and they may significantly reduce global trade and, in particular, trade between China and the United States. Since we derive the majority of our revenues from accommodation reservation, transportation ticketing, and packaged-tour services in China, any severe or prolonged slowdown in the global or Chinese economy or the recurrence of any financial disruptions could reduce expenditures for travel, which in turn may adversely affect our business operating results and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to travel products and services. If consumer demand for travel products and services we offer decreases, our revenues may decline. Furthermore, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

In connection with our strategic acquisitions over the recent years, we recorded a significant amount of goodwill and indefinite lived intangible assets booked in our financial statements. As of December 31, 2018, our goodwill was RMB58.0 billion (US$8.4 billion) and our indefinite lived intangible assets were RMB11.8 billion (US$1.7 billion). In 2015, our acquisition of Qunar securities resulted in a RMB43.0 billion increase in our goodwill. ASC 350 “Intangibles—Goodwill and Other” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For 2016, 2017 and 2018, we did not recognize any impairment charges for goodwill or intangible assets. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge. We may potentially incur significant impairment charges if the recoverability of these assets become substantially reduced in the future. Any such impairment charges would adversely affect our results of operations and financial condition.

The trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. In 2018, the trading prices of our ADSs on the Nasdaq Global Select Market have ranged from US$25.00 to US$51.91 per ADS, and the last reported trading price on March 14, 2019 was US$41.28 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:

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

•                  negative publicity in connection with our business operation;

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

Negative publicity with respect to us or the travel industry in general could impair our reputation, which in turn could materially and adversely affect our business, results of operations and price of ADSs.

The reputation of our brands is critical to our business and competitiveness. Negative publicity with respect to us or the travel industry in general, from time to time, whether or not we are negligent or at fault, including but not limited to those relating to our business, products and services, customer experiences, employee relationships and welfare, compliance with law, financial conditions or prospects, whether with or without merit, could impair our reputation and adversely affect our business and operating results. Prospective customers may be prevented from engaging in transactions with us if there is any negative publicity in connection with the use of our services or products, the operation of our business and other aspects about us. In addition, the negative publicity of any of our brands may extend far beyond the brand involved, especially due to our comprehensive presences in the travel industry in general, to affect some or all of our other brands. Furthermore, negative publicity about other market players or isolated incidents, regardless of whether or not it is factually correct or whether we have engaged in any inappropriate activities, may result in negative perception of our industry as a whole and undermine the credibility we have established. Negative developments in the market may lead to tightened regulatory scrutiny and limit the scope of our permissible business activities. We could lose significant number of customers due to negative publicity with respect to us or the travel industry in general, which may materially and adversely affect our business, results of operations and price of ADSs. We may incur additional costs to recover from the impact caused by the negative publicity, which may divert management’s attention and other resources from our business and operations.

If we do not compete successfully against new and existing competitors, we may lose our market share, and our business may be materially and adversely affected.

We compete primarily with other consolidators of hotel accommodations and transportation reservation services based in China, including the platforms operated by other major internet companies. We also compete with traditional travel agencies and new internet travel search websites. In the future, we may also face competition from new players in the hotel consolidation market in China and abroad that may enter China.

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

In the past, certain competitors launched aggressive advertising campaigns, special promotions and engaged in other marketing activities to promote their brands, acquire new customers or to increase their market shares. In response to such competitive pressure, we started to take and may continue to take similar measures and as a result will incur significant expenses, which in turn could negatively affect our operating margins in the quarters or years when such promotional activities are carried out. For example, we launched a promotion program in recent years to offer certain selected transportation tickets, hotel rooms and packaged tours as well as grant of e-coupons to our customers in response to promotion campaigns that our competitors have launched. Primarily as a result of the enhanced marketing efforts and additional investment in product developments in response to the intensified market competition, our operational margin was negatively affected. In addition, some of our existing and potential competitors may have competitive advantages, such as significantly larger active user base on mobile or other online platforms, greater financial, marketing and strategic relationships and alliances or other resources or name recognition, and may be able to imitate and adopt our business model. In particular, other major internet platforms may benefit from the existing user base of their other services. These platforms can utilize the traffic they already obtain and direct the users from their other services offerings to their travel services and further achieve synergies effects. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business, results of operations and profit margins may be materially and adversely affected.

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

Any failure to maintain satisfactory performance of our mobile platform, websites and systems, particularly those leading to disruptions in our services, could materially and adversely affect our business and reputation, and our business may be harmed if our infrastructure or technology is damaged or otherwise fails or becomes obsolete.

The satisfactory performance, reliability and availability of our infrastructure, including our mobile platform, websites and systems, are critical to the success of our business. Any system interruptions that result in the unavailability or slowdown of our mobile platform, websites or other systems and the disruption in our services could reduce the volume of our business and make us less attractive to customers. Most of our computer and communications systems are located at two of our customer service centers, one in Shanghai, China and the other one in Nantong, China. Our technology platform and computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, hacking or other attempts at system sabotage, vandalism, natural disasters and other similar events. For example, in May 2015, we experienced a network shut-down for a few hours, leading to temporary disruptions in the operations of our mobile platform and websites and interrupted customer services; later internal investigations revealed the cause to be employee human error. No data leakage occurred as part of the May 2015 incident, and we have since implemented extensive measures to ensure prompt responses to similar future incidents of network shutdown/service disruption and to continue to update our security mechanisms to protect our systems from any human error, third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities; however, we cannot assure you that unexpected interruptions to our systems will not occur again in the future. We do not carry business interruption insurance to compensate us for losses that may occur as a result of such disruptions. In addition, any such future occurrences could reduce customer satisfaction levels, damage our reputation and materially and adversely affect our business.

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

Our future success depends heavily upon the continued services of our key executives. We rely on their expertise in business operations, finance and travel services and on their relationships with our suppliers, shareholders and business partners. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them. In that case, our business may be severely disrupted, we may incur additional expenses to recruit and train personnel and our financial condition and results of operations may be materially and adversely affected.

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

If our business continues to expand, we will need to hire additional employees, including travel supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our mobile platform, websites, customer service centers and systems and customer service representatives to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our mobile platform, websites and customer service centers may not have satisfactory experiences and may turn to our competitors, which may adversely affect our business and results of operations.

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

Furthermore, we provide online consumer finance services incidental to our core businesses. Due to the relatively short history of China’s online consumer finance industry, the PRC government is still in the process of establishing a comprehensive regulatory framework governing this industry. The relevant rules and regulations governing this industry are general in nature and yet to be further interpreted or supplemented. In addition, we may have to make significant changes to our operations from time to time in order to comply with changing laws, regulations and policies governing the online consumer finance industry, which may increase our cost of operation or limit our options of service offering, which in turn may adversely affect our results of operations.

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

We generate majority of our accommodation reservation revenues through commissions from hotels, which depend on the room nights booked through us. To confirm whether a customer adheres to the booked itinerary, we routinely make inquiries with the hotel and, occasionally, with the customer. We rely on the hotel and the customer to provide us truthful information regarding the customer’s check-in and check-out dates, which forms the basis for calculating the commission we are entitled to receive from the hotel. If our hotel suppliers or customers provide us with untrue information with respect to our customers’ length of stay at the hotels, we would not be able to collect revenues to which we are entitled. In addition, using such untrue information may lead to inaccurate business projections and plans, which may adversely affect our business planning and strategy.

We may suffer losses if we are unable to predict the amount of inventory we will need to purchase during the peak holiday seasons.

During the peak holiday seasons in China, we establish limited merchant business relationships with selected travel service suppliers, in order to secure adequate supplies for our customers. In merchant business relationships, we buy hotel rooms and/or transportation tickets before selling them to our customers and thereby incur inventory risk. As we expanded our merchant business in 2018, partially attributable to our packaged-tour products, our demands also increased correspondingly. If we are unable to correctly predict demand for hotel rooms and transportation tickets that we are committed to purchase, we would be responsible for covering the cost of the hotel rooms and transportation tickets we are unable to sell, and our financial condition and results of operations would be adversely affected.

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

In December 2008 and 2009, some of our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Qunar Software, and one of our consolidated affiliated Chinese entities, Qunar Beijing, were each designated by relevant local authorities as a HNTE under the EIT Law with an effective period of three years. Therefore, these entities were entitled to enjoy a preferential tax rate of 15%, as long as they maintained their qualifications for HNTEs that are subject to verification by competent authorities and renewals every three years. The qualifications of these entities as HNTEs have been renewed and will expire by the end of 2019 or 2020. We cannot assure you that our subsidiaries and the consolidated affiliated Chinese entity will continue to qualify as HNTEs when they are subject to reevaluation in the future. In 2002, the PRC State Administration of Taxation, or SAT, started to implement preferential tax policy in China’s western region, and companies located in applicable jurisdictions covered by the Western Regions Catalogue are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy and the revenue derived from such “encouraged” businesses accounts for more than 70% of the total revenue. Benefiting from this policy, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for their annual tax filing subject to periodic renewals over the years since 2012. After the initial effective period expired in 2014, the two entities were approved by the relevant government authority to renew this qualification, which will expire in 2020. In 2013, Chengdu Information Technology Co., Ltd., or Chengdu Information, obtained approval from local tax authorities to apply the 15% tax rate for its 2012 tax filing and for the years from 2013 to 2020. In the event that the preferential tax treatment for these entities is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.

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

As of December 31, 2018, our total short-term bank borrowings and long-term bank borrowings (current portions) were RMB25.1 billion (US$3.6 billion), our total long-term borrowings (excluding current portions) were RMB8.0 billion (US$1.2 billion), the aggregate principal amount of our outstanding convertible notes was US$3.8 billion (RMB26.5 billion), and our securitization debt was RMB608 million (US$88 million). To the extent that we were to settle or redeem our convertible notes in cash, our debt obligations would become more substantial.

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

We may from time to time incur additional indebtedness and contingent liabilities. If we incur additional debt, the risks that we face as a result of our substantial indebtedness and leverage could intensify. For example, since 2018, we entered into asset backed securitization arrangements with third-party financial institution and set up a securitization vehicle which issued revolving debt securities to third party investors.

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

We collect and process certain personal data of our users, including email addresses, usage data, identification information, user passwords and additional information. We also collect and process user billing information, such as credit card numbers, full names, billing addresses and phone numbers of our users.

We are subject to the privacy and data protection laws and regulations in various jurisdictions, including China, European Union and Korea. Privacy laws provide restrictions and guidance in connection with our storage, use, processing, disclosure, transfer and protection of personal information. We strive to comply with all applicable laws, regulations, policies relating to privacy and data protection. We are also subject to privacy and data security-related obligations deriving from our privacy policy and terms of use with our users, and we may be liable to third parties in the event we are deemed wrongfully processed personal data.

European Union traditionally takes a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws. In particular, the European Union adopted a new General Data Protection Regulation in April 2016, which became effective in May 2018. The General Data Protection Regulation results in more stringent requirements for data processors and controllers, including more fulsome disclosures about the processing of personal information, data retention limits, and deletion requirements, mandatory notification in the case of a data breach, and elevated standards regarding valid consent in some specific cases of data processing. The General Data Protection Regulation also includes substantially higher penalties for failure to comply with the requirements. For example, in the event of violations, a fine up to €20 million or up to 4% of the annual worldwide turnover, whichever is greater, may be imposed. In addition to General Data Protection Regulation, when other future laws and regulations come into effect, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and incur additional costs.

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

We may be the subject of detrimental conduct by third parties, including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, travel suppliers, customers and revenues, and adversely affect the price of our ADSs.

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

Our business is subject to the risks of international operations.

We had overseas expansion of our business over the years and operate our business in many foreign jurisdictions such as European and southeast Asian countries. Compliance with foreign laws and regulations that apply to our international operations increases our cost of doing business in foreign jurisdictions. These laws and regulations include data privacy requirements, labor relations laws, tax laws, foreign currency-related regulations, anti-competition regulations, prohibitions on payments to governmental officials, market access, import, export and general trade regulations, including but not limited to economic sanctions and embargos. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business, including the loss of trade privileges. Any such violations could result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Compliance with these laws requires a significant amount of management attention and effort, which may divert management’s attention from running our business operations and could harm our ability to grow our business, or may increase our expenses as we engage specialized or other additional resources to assist us with our compliance efforts. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties. We monitor our operations and investigate allegations of improprieties relating to transactions and the way in which such transactions are recorded. Where circumstances warrant, we provide information and report our findings to government authorities, but no assurance can be given that action will not be taken by such authorities. In addition, as our business and operation expand in international markets, we could be exposed to increased foreign exchange risks for other currencies.

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

We provide credit terms to our merchant customers, and also extend credit to our users by making payments on behalf of them when they book travel products on our platform. Our accounts receivable and other receivable have increased as our business grows. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding receivables from our merchant customers and users. As a result, we may face a greater risk of non-payment of our receivables and, as our business grows in scale, we may need to make higher provisions for doubtful accounts. For the years ended December 31, 2016, 2017 and 2018, we recognized the provisions for accounts receivables of approximately RMB32 million, RMB98 million and RMB69 million (US$10 million), respectively, while the provisions for other receivable were immaterial. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our receivables.

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

For example, in May 2014, the FASB issued a new accounting standard on the recognition of revenue generated from contracts with customers that was designed to create greater comparability for financial statement users across industries and jurisdictions. The core principle of this new standard is that an “entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” We adopted this new standard, effective from January 1, 2018, and applied the full retrospective transition approach to all contracts, which means that the financial statements for the year ended and as of December 31, 2018 were reported under this new standard and the financial statements for the years ended and as of December 31, 2016 and 2017 were retrospectively adjusted. The new standard did not change the presentation of our revenues, which continues to be substantially reported on a net basis. However, the timing of revenue recognition for certain revenue streams is changed under the new standard. In particular, revenue for accommodation reservation services, which used to be recognized after end-users completed their stays, is now recognized when the reservation becomes non-cancellable. Revenue for packaged-tour services, which used to be recognized when packaged tours were completed, is now recognized on the departure date of the tours.

On January 1, 2018, we adopted new financial instruments accounting standard ASU No. 2016-01, which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. The new standard also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. With the adoption of the new standard, we recognized the changes in fair value for all equity investments measured at fair value through net income/(loss). For investments in equity securities lacking of readily determinable fair values, we elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The new standard also requires us to reclassify the accumulated unrealized gain or loss of the equity investments measure at fair value that were previously recognized in other comprehensive income to retained earnings on the date of the adoption.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The new leases standard also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease components together with the associated lease component as a single lease component and to provide certain disclosures. Entities were initially required to adopt the new leases standard using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements. In July 2018, the FASB issued ASU 2018-11, which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. We will adopt this new guidance for the year ended December 31, 2019 and interim periods in the year ended December 31, 2019. We estimate approximately RMB800 million to RMB900 million would be recognized as total right-of-use assets and total lease liabilities on our consolidated balance sheet as of January 1, 2019. Other than disclosed, we do not expect the new standard to have a material impact on our remaining consolidated financial statements.

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

We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2018. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2018. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

According to the PRC Property Rights Law, effective as of October 1, 2007, and the Measures for the Registration of Equity Pledge with the PRC State Administration for Industry and Commerce (2016 Revision), effective as of April 29, 2016, the effectiveness of the pledges will be denied if the pledges are not registered with the PRC State Administration for Industry and Commerce, or SAIC, which was integrated into the State Administration for Market Regulation, or the SAMR. Our equity pledges have been duly registered with the relevant local branches of SAMR. Under the equity pledge agreements between our subsidiaries and the shareholders of our consolidated affiliated Chinese entities, the shareholders of our consolidated affiliated Chinese entities pledged their respective equity interests in these entities to our subsidiaries. The effectiveness of the pledges upon registration will be recognized by PRC courts if disputes arise on certain pledged equity interests and that our subsidiaries’ interests as pledgees will prevail over those of third parties.

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

As the PRC government restricts foreign ownership of value-added telecommunications, air-ticketing and travel agency businesses in China, we depend on our consolidated affiliated Chinese entities, in which we have no ownership interest, to conduct part of our business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that the contractual arrangements as described in this annual report are valid, binding and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our consolidated affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing or packaged-tour business in an acceptable manner or pay us for our consulting or other services. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Our business may be significantly affected by the New Foreign Investment Law.

In December 2018, the standing committee of the National People’s Congress reviewed a draft Foreign Investment Law, and this draft was subsequently published for public comment. In March 2019, a new draft of Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect from January 1, 2020. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that the VIE entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

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

Pursuant to the EIT Law, its implementing rules and a circular of Taxation on Several Preferential Policies on Enterprise Income Tax issued by the PRC Ministry of Finance, or MOF, and SAT, in February 2008, the dividends declared out of the profits earned after January 1, 2008 by an FIE to its immediate offshore holding company are subject to a 10% withholding tax unless such offshore holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement, and certain supplementary requirements and procedures stipulated by SAT for such tax treaty are met and observed. Our subsidiaries in China are considered FIEs and are directly or indirectly held by our subsidiaries in Hong Kong. According to the currently effective tax treaty between China and Hong Kong, dividends payable by an FIE in China to a company in Hong Kong that directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. In February 2009, SAT issued SAT Notice No. 81, pursuant to which an enterprise must be the “beneficial owner” of the relevant dividend income in order to enjoy the preferential withholding tax rates on dividend. If, however, such enterprise otherwise qualifies for such preferential withholding tax rates through any transaction or arrangement, whose main purpose is to qualify for such preferential withholding tax rates, the enterprise nevertheless cannot enjoy the preferential withholding tax rates and the competent tax authority has the power to adjust the applicable withholding tax rates if it so determines. In October 2009, SAT issued SAT Notice No. 601 to provide guidance on the criteria for determining whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. SAT Notice No. 601 was abolished by a SAT Notice No. 9 that took effect in April 2018, which indicated that “beneficial owner” refers to a person who has ownership and disposal rights to the income or any rights and assets arising from such income, and the tax authority has discretion to determine whether or not an enterprise is determined as a “beneficial owner.” However, since the SAT Notice No. 9 is newly issued, it remains unclear how the PRC tax authorities will implement SAT Notice No. 9 in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our PRC subsidiaries to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate will apply to such dividends.

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

If we exercise the option to acquire equity ownership in our consolidated affiliated Chinese entities, such ownership transfer requires approval from or filings with PRC governmental authorities and subject to taxation, which may result in substantial costs to us.

Pursuant to the relevant contractual arrangements, both of our PRC subsidiaries, Ctrip Travel Information and Ctrip Travel Network (or their respective designees), have their respective exclusive rights to purchase all or any part of the equity interests in the applicable consolidated affiliated Chinese entities of ours from the respective shareholders of these consolidated affiliated Chinese entities for a price that is the higher of (i) the amount of capital contribution to such consolidated affiliated Chinese entities, or the consideration paid in exchange for the equity interests in such consolidated affiliated Chinese entities, or (ii) another minimum price as permitted by the then applicable PRC laws. Such equity transfers may be subject to approvals from, or filings with, relevant PRC authorities. In addition, the relevant equity transfer prices may be subject to review and adjustment for tax determination by the relevant tax authorities. Moreover, the shareholders of our consolidated affiliated Chinese entities, under the circumstances of such equity transfers, will be subject to PRC individual income tax on the difference between the equity transfer prices and the then current registered capital of the relevant consolidated affiliated Chinese entities. The shareholders of such consolidated affiliated Chinese entities will pay, after deducting such taxes, the remaining amount to Ctrip Travel Information or Ctrip Travel Network, as appropriate, under the applicable contractual arrangements. The amount to be received by Ctrip Travel Information and Ctrip Travel Network may also be subject to enterprise income tax. Any of the aforementioned tax amounts could be substantial. Similar risk is faced by Qunar Software.

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

The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. The PRC government allowed Renminbi to appreciate by more than 20% against U.S. dollars between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and U.S. dollars remained within a narrow band. As a consequence, Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with U.S. dollars. Since June 2010, Renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.

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

We conduct our business primarily through our wholly-owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises, or WFOEs. In addition, we depend on several consolidated affiliated Chinese entities in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If we and our consolidated affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including restructuring. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure — PRC laws and regulations restrict foreign investment in the air-ticketing, travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.” and “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure — Our business may be significantly affected by the New Foreign Investment Law.”

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

In September 2012, we completed an offering of US$180 million in aggregate principal amount of convertible senior notes due 2017, or the 2017 Notes. In October 2013, we completed another offering of US$800 million in aggregate principal amount of 1.25% convertible senior notes due 2018, or the 2018 Notes. In June 2015, we completed an offering of US$700 million in aggregate principal amount of 1.00% convertible senior notes due 2020, or the 2020 Notes, and US$400 million in aggregate principal amount of 1.99% convertible senior notes due 2025, or the 2025 Notes. In September 2016, we concurrently completed an offering of 32,775,000 ADSs at US$45.96 per ADS (taking into account of the fully exercised over-allotment option) and an offering of US$975 million in aggregate principal amount of 1.25% convertible senior notes due 2022 (taking into account of the fully exercised over-allotment option), or the 2022 Notes. In August 2014, May 2015, December 2015 and September 2016, we issued US$500 million in aggregate principal amount of 1.00% convertible notes due 2019, or the 2019 Booking Notes, US$250 million in aggregate principal amount of 1.00% convertible notes due 2020, or the 2020 Booking Notes, US$500 million in aggregate principal amount of 2.00% convertible notes due 2025, or the 2025 Booking Notes, and US$25 million in aggregate principal amount of 1.25% convertible notes due 2022, or the 2022 Booking Notes, respectively, to a subsidiary of Booking Holdings Inc. (formerly known as The Priceline Group Inc.), or Booking. In December 2015, we issued US$500 million in aggregate principal amount of 2.00% convertible notes due 2025, or the 2025 Hillhouse Notes, to Gaoling Fund, L.P. and YHG Investment, L.P., or collectively Hillhouse, in addition to the aforementioned issuance to Booking. In September 2016, we closed private placements of our ordinary shares with the respective subsidiaries of Baidu and Booking at an aggregate amount of US$100 million and US$25 million, respectively. As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals and there are restrictions for us to make loans to our consolidated affiliated Chinese entities. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and our consolidated affiliated Chinese entities, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

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

To comply with the PRC regulations regarding licensing requirements, we have entered into a series of agreements with our consolidated affiliated Chinese entities to maintain our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that our contractual arrangements with our consolidated affiliated Chinese entities, as described in this annual report, are valid under current PRC laws and regulations, as there is substantial uncertainty regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree with our counsel’s position or that we will not be required to restructure our organizational structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure — Our business may be significantly affected by the New Foreign Investment Law.”

The continued growth of the Chinese internet market depends on the development of telecommunications infrastructure.

Although private sector internet service providers currently exist in China, almost all access to the internet is maintained through state-owned telecommunication operations under MIIT’s administrative control and regulatory supervision. In addition, the national networks in China connect to the internet through government-controlled international gateways. These international gateways are the only channels through which a domestic PRC user can connect to the international internet network. We rely on this infrastructure, primarily China Telecom and China Unicom, to provide data communications capacity. Although the PRC government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed, or that it will be sufficiently upgraded to meet the specifications of the existing or future technological advancement, such as 5G internet. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The internet infrastructure in China may not support the demands associated with continued growth in internet usage.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the applicable professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. On December 7, 2018, SEC and PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions SEC and PCAOB will take to address the problem.

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

Proceedings instituted by SEC against the PRC affiliates of the Big Four accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended.

Starting in 2011, the PRC affiliates of the Big Four accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their access to their audit work paper and other related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through China Securities Regulatory Commission, or CSRC.

In December 2012, SEC brought administrative proceedings against the Big Four accounting firms, including our independent registered public accounting firm in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under SEC’s investigation for potential accounting fraud. On January 22, 2014, an initial administrative law decision, or Initial Decision, was issued, censuring these accounting firms and suspending four of the five firms from practicing before SEC for a period of six months. The accounting firms filed a Petition for Review of the Initial Decision to SEC. On February 6, 2015, the Big Four China-based accounting firms each agreed to a censure and to pay a fine to SEC to settle the dispute and avoid suspension of their ability to practice before SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide SEC with access to PRC firms’ audit documents via the China Securities Regulatory Commission, or CSRC. If future document productions fail to meet specified criteria, during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

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

As of December 31, 2018, the aggregate principal amount of our outstanding convertible notes was US$3.8 billion. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (1) any person or group gaining control of our company; (2) our company merging with or into another company or disposing of substantially all of its assets; (3) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (4) the adoption of any plan relating to the dissolution or liquidation of our company; or (5) our ADSs ceasing to be listed on a major U.S. national securities exchange in certain circumstances, subject to certain exceptions where the applicable consideration comprises U.S.-listed common equity or ADSs. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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

There can be no assurance that we will not be classified as a passive foreign investment company, which may result in adverse United States federal income tax consequences for United States investors in the ADSs or ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce, or are held for the production of, passive income, or the Asset Test.

Although we do not believe that we should be treated as a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2018, there can be no assurance in this regard. Considering the value of our assets and the amount of our active goodwill will generally be determined by reference to the market price of our ADSs and ordinary shares for purposes of the Asset Test, recent fluctuations in the market price of our ADSs or ordinary shares put us at risk of being classified as a PFIC for our taxable year ended December 31, 2018. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for our current taxable year ending December 31, 2019, or for any future taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. Additional Information — Taxation — United States Federal Income Tax Considerations) held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For a more detailed discussion of United States federal income tax consequences to U.S. Holders that would result from our classification as a PFIC, see “Item 10.E. Additional Information — Taxation — United States Federal Income Tax Considerations.” Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or our ordinary shares. For more information see “Item 10.E. Additional Information — Taxation — United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4         INFORMATION ON THE COMPANY

A             History and Development of the Company

We commenced our business in June 1999. In March 2000, we established an exempted company with limited liability under the Companies Law in the Cayman Islands, Ctrip.com International, Ltd., as our new holding company. Since our inception, we have conducted the majority of our operations in China and expanded our operations overseas in 2009. As of December 31, 2018, we mainly operated our business through the following significant subsidiaries:

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

•                  Skyscanner Holdings Limited, or Skyscanner;

•                  Shanghai Ctrip International Travel Agency Co., Ltd. (formerly known as Shanghai Ctrip Charming International Travel Agency Co., Ltd.), or Shanghai Ctrip;

•                  Chengdu Ctrip International Travel Agency Co., Ltd., or Chengdu Ctrip International; and

•                  Chengdu Information Technology Co., Ltd., or Chengdu Information.

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

•                  Chengdu Ctrip Travel Agency Co., Ltd, or Chengdu Ctrip, which holds an air transport sales agency license and a domestic travel agency license; and

•                  Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (formerly known as Shanghai Huacheng Southwest Travel Agency Co., Ltd.), or Shanghai Huacheng, which holds domestic travel agency and air transport sales agency licenses.

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

Prior to 2016, Booking made several strategic investment in convertible notes issued by us. Assuming full conversion of the convertible notes issued to Booking according to their terms, Booking would have beneficially owned securities representing approximately 8.89% of our outstanding shares based on the amendment to Schedule 13D filed by the subsidiary of Booking on September 19, 2016. We have also extended permission to Booking to increase its ownership in our company through the acquisition of ADSs in the open market so that, when combined with the shares issuable upon conversion of all of the Booking notes, Booking continues to be entitled to hold up to 15% of our outstanding shares (excluding shares that are beneficially owned by Booking or its subsidiary due to any such entities’ ownership or conversion of the 2025 Booking Notes).

In September 2016, we concurrently completed an offering of 32,775,000 ADSs at US$45.96 per ADS (taking into account of the fully exercised over-allotment option) and an offering of US$975 million in aggregate principal amount of the 2022 Notes (taking into account of the fully exercised over-allotment option). The 2022 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2022 Notes will be convertible into ADSs based on an initial conversion rate of 15.2688 ADSs per US$1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$65.49 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of the Company’s ADSs on September 6, 2016 of US$45.96 per ADS). The conversion rate for the 2022 Notes is subject to adjustment upon the occurrence of certain events. The 2022 Notes will mature on September 15, 2022, unless previously repurchased or converted in accordance with their terms prior to such date. Concurrently with our ADS offering, we closed private placements of our ordinary shares with the respective subsidiaries of Baidu and Booking at an aggregate investment amount of US$100 million and US$25 million, respectively, pursuant to exemptions from registration with SEC under Regulation S and Section 4(a)(2) of the Securities Act, respectively. In addition, concurrently with the closing of the 2022 Notes offering, we also closed a private placement of US$25 million aggregate principal amount of convertible notes due 2022 with a subsidiary of Booking pursuant to an exemption from registration with SEC under Section 4(a)(2) of the Securities Act, in substantially the same terms as those of the 2022 Notes.

We offered inducements to the holders of the 2017 Notes and the 2018 Notes for early conversion. As a result, for the years ended December 31, 2016 and 2017, approximately US$26 million and US$352 million aggregate principal amount of the 2017 Notes and the 2018 Notes were early converted to approximately 2.6 million and 10.8 million ADSs, respectively, at the respective initial conversion rates of the 2017 Notes and the 2018 Notes. Such early conversion also resulted in an early termination of the 2012 Purchased Call Option and the 2013 Purchased Call Option, from which we received approximately US$12 million and US$100 million in 2016 and 2017, respectively. In June 2017, we also entered into privately negotiated exchange transactions with a limited number of holders of the 2018 Notes to exchange approximately US$327 million aggregate principal amount of then outstanding 2018 Notes for a combination of our ADSs and cash.

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

B.            Business Overview

We are a leading travel service provider for accommodation reservation, transportation ticketing, packaged tours and corporate travel management. We aggregate hotel and transportation information to enable business and leisure travelers to make informed and cost-effective bookings. We help leisure travelers book tour packages and guided tours, and help corporate clients effectively manage their travel requirements. In addition, we offer a variety of other travel-related services, including but not limited to travelers’ reviews, attraction tickets, travel-related financing and car services, and travel insurance and visa services to meet the various booking and travelling needs of both leisure and business travelers. Since inception in 1999, we have become one of the best-known travel brands in China capable of providing truly one-stop travel services. Our leading market position has been further strengthened since our investment in Qunar, one of the leading mobile and online commerce platforms for travel in China. Qunar has been operating independently as a travel service provider after our investment.

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

We target our services primarily at business and leisure travelers in China who do not travel in groups, catering for their increasing needs for both domestic and international travel with an emphasis on the latter to enable us to quickly adjust to the changing market environment. These types of travelers, who are referred to in the travel industry as frequent independent travelers, or FITs, and whom we refer to as independent travelers in this annual report, form a traditionally under-served yet fast-growing segment of the China travel market, and we saw opportunities of growth from this segment’s need for international travel. We present substantially all of our revenues on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts where we undertake substantive inventory risks by pre-purchasing inventories, the amounts which were not significant these years. We derive our accommodation reservation, transportation ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, transportation tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. As of December 31, 2018, we had secured room supply relationships with approximately 1.4 million hotels in China and abroad, which covered a broad range of hotels in terms of prices and geographical locations. Through strategic cooperation arrangements with other leading online accommodation reservation service providers in recent years, we expanded our overseas hotel network by gaining access to more international hotels on these platforms through our accommodation reservation services. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. The hotel business of Qunar, which covers a wide range of hotels from upscale hotels to mass-market hotels to family-run and small boutique hotels, has begun to benefit from our hotel accommodation capabilities by accessing our high-end hotel supplies.

We believe that we are the largest consolidator of airline tickets and the top air tickets distribution agency in China in terms of the total number of airline tickets booked and sold through us. Our airline ticket suppliers include all major PRC airlines and over 300 international airlines that operate flights originating in cities at home and abroad, and offer over 3 million flight routes, connecting over 5,000 cities in approximately 200 countries. Partnering with over 1,000 third-party travel service providers, we are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes through mobile platform, internet websites and customer service centers and arrange electronic payment. In addition, we provide the same levels of centralization and convenience to customers seeking to make reservations on their chosen train and bus routes. We believe that we have realized a notable innovation in our transportation ticketing services, namely, our integrated product offering of air, train and bus tickets. International airline tickets sales volume through our platform grew significantly in 2018.

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

We also offer independent leisure travelers bundled packaged-tour products, including group tours, semi-group tours, customized tours and packaged tours with different transportation arrangements, such as flights, cruises, buses or car rental. We are the top packaged-tour operator in China in terms of online market share and most recognized brand in China’s outbound travel services. We also have offline stores to provide local service support and reach out to users who are otherwise difficult to be converted to customers through online channel, especially in the lower-tier cities in China. We provide integrated transportation and accommodation services through cooperation with over 18,000 platform partners, and offer a variety of value-added services including transportation at destinations, as well as attraction tickets, local activities, insurance, visa services and tour guides. We offer customers one-stop services to meet their needs before, during and after their trips. We also provide high quality customer services, supplier management and customer relationship management services. Our packaged-tour products cover a variety of domestic and international destinations.

We have been building up a multifaceted ecosystem within the travel section, and offer our services to customers through an advanced transaction and service platform consisting of our mobile platform, multi-lingual websites and our centralized, 24-hour customer service centers. We have built up an industry-leading mobile platform which enhances user experience and user engagement. We have had billions of cumulative downloads for our mobile application by the end of 2018. In addition, our 24-hour service centers, which provide responsive and high quality customer services, further differentiate us from other online travel service providers. In 2018, transactions effected through our mobile channel accounted for over 80% of our transaction orders.

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

Products and Services

We began offering accommodation reservation and transportation ticketing in October 1999. In 2018, we derived approximately 37% of our revenues from the accommodation reservation business and 42% of our revenues from the transportation ticketing business. In addition, we offer other products and services including packaged tours, mostly bundled by us, that cover hotel, ticketing and transportation as well as corporate travel management services.

Accommodation Reservations.  We act as an agent in substantially all of our hotel-related transactions. Most of our customers make prepayments to us, while others receive confirmed bookings first and pay hotels directly upon completion of their stays. For some of our hotel suppliers, we earn pre-negotiated fixed commissions on hotel rooms we sell. For other hotels, we have commission arrangements that we refer to as the “ratchet system,” whereby our commission rate per room night is adjusted upward with the increase in the volume of room nights we sell for such hotel during such month.

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

As of December 31, 2018, a significant number of our partnered hotels in China had guaranteed room allotments, allowing us to confirm orders instantly and reserve rooms for our users even during peak seasons. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a significant part of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an “on-request” basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking.

In April 2018, we entered into a memorandum of understanding with AccorHotels, a travel & lifestyle group and digital innovator, allowing our users access to AccorHotels’ global brand portfolio, including approximately 4,300 hotels and 10,000 private homes in 100 countries.

Transportation Ticketing.  Transportation Ticketing revenues mainly represent revenues from reservation of air tickets, railway-tickets and other related services. We sell air tickets as an agent for all major domestic PRC airlines, such as Air China, China Eastern Airlines, China Southern Airlines and Hainan Airlines and many international airlines operating flights that originate from cities at home and abroad, such as Cathay Pacific, Singapore Airlines, American Airlines, Lufthansa, Emirates Airlines, Qantas Airways, Air France-KLM and Delta Air Lines. We also provide other related service to our customers, such as sales of aviation and train insurance, air-ticket delivery services, online check-in, and other value-added services, such as online seat selection, express security check, and real-time flight status. In 2017, we became the first and only travel provider allowing users to directly book with Big Bus Tours, the world’s largest operator of open-top sightseeing tours, which ensures users enjoy a one-stop booking experience that is not only hassle-free and efficient but is also a solution to local transportation difficulties.

Our customers can book tickets through our mobile platform, internet websites and customer service centers and make payment electronically. The airline industry, including airline ticket pricing, is regulated by CAAC.

Packaged-Tours.  We also offer independent leisure travelers bundled packaged-tour products, including group tours, semi-group tours, customized tours and packaged tours with different transportation arrangements, such as flights, cruises, buses and car rental. We provide integrated transportation and accommodations services and offer a variety of value-added services including transportation at destinations, as well as attraction tickets, local activities, insurance, visa services and tour guides. We offer customers one-stop services to meet their needs before, during and after their trips. We also provide high quality customer services, supplier management and customer relationship management services. Our packaged-tour products cover a variety of domestic and international destinations.

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

Other Businesses.  Our other businesses primarily include online advertising services.

We recently started a new partnership in December 2017 with Tennis Australia, the governing body for tennis in Australia, which will allow Chinese fans to purchase Australian Open tickets directly through our online platform. In addition, in January 2018, we formed a partnership with the Booking’s OpenTable, which will allow our mobile application users to book tens of thousands of restaurants across North America. Other products and services accounted for a small portion of our total revenues in 2018.

Seasonality

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results” for a discussion of seasonality in the travel industry.

Transaction and Service Platform

Our customers can reach us for their travel-related needs through either our mobile platform, our multi-lingual websites or our customer service centers. In 2018, transactions executed through our mobile channel accounted for over 80% of our transaction orders. To improve the efficiency of our service platform and expand our business opportunities, we have made some technology improvements, such as enhanced international flight search capability, expanded payment methods and virtual desktop technology, which is deployed and in operation for our customer service centers.

Mobile Platform.  Our mobile booking application and other mobile access channels provide a one-stop travel platform to our customers who search for hotels, flights, trains, car rental, tickets and other travel products, and completes bookings within minutes. Mobile applications enable our customers to make bookings more efficiently and have fueled our business growth in new direction. Our customers can also search for travel-related editorial content about destinations and travel tips through the mobile platform. Moreover, travelers can share their travel experience and micro-blogs with others through the Ctrip community. We first introduced mobile applications in 2010. Since then we have upgraded mobile applications, added new functions into it on a regular basis and engaged celebrities to promote our brands and mobile platform. We have had billions of cumulative downloads for Ctrip mobile application by the end of 2018 with a significant portion of our hotel and air ticket transactions executed on it on a daily basis. Users can also enjoy similar convenient services by accessing our mobile platform via other mobile access channels, such as HTML5.

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

We maintain our main website in Chinese at www.ctrip.com and our global website in English at www.trip.com . Over time, we also established localized websites specifically targeting Hong Kong, Taiwan, United States, Singapore, Japan, Korea, France, Germany, Spain, Russia, Indonesia, Thailand, Australia, Italia, Malaysia, United Kingdom, Vietnam, Netherlands, Poland, Greece, Turkey, and Brazil markets.

We consolidate and organize travel-related information for our consumers, including user behavior data, hotel reviews, travel blogs and community forums. Destination guides and community users actively search for travel information on our websites. Our customers refer to editorial content for destination research and travel tips.

Customer Service Centers.  We have customer service centers located in China and abroad, such as Shanghai, Nantong, Tokyo, and Edinburgh. They operate 24 hours a day, seven days a week. Unlike some companies in the United States that outsource their customer service to third-party call centers, our customer service representatives are in-house travel specialists. All of our customer service representatives participated in a formal training program before commencing work.

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

Customer Rewards Program.  To secure our customers’ loyalty and further promote our Ctrip brand, we provide our customers with a customer rewards program. This program allows our customers to accumulate membership points calculated according to the services purchased by the customers. Our membership points have a fixed validity term and our customers may redeem these points for travel awards and other gifts.

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

We provide customer services and support through our mobile applications, websites, and telephone or e-mail, 24 hours a day, seven days a week. We maintain in-house call centers to ensure high quality of our services. Our call centers are located in both China and abroad, such as Shanghai, Nantong, Tokyo, and Edinburgh. We have invested significantly in our call center technologies over years and provide top-notch services globally.

Both our ctrip.com and trip.com platforms are comprised of thousands of applications which are hosted in a hybrid cloud infrastructure with both private cloud and public cloud to ensure high reliability, high scalability, and high speed of access. These infrastructure and applications are monitored and supported 24 hours a day, seven days a week. The hybrid cloud infrastructure is equipped with back-up capabilities and perform real-time mirror back-up and additional back-up for off-site storage on a daily basis.

We continuously upgrade our infrastructure and applications and procure security services to protect our system against unauthorized access to data, or unauthorized alteration or destruction of data.

We believe the cutting-edge technology used throughout our quality services distinguishes us from our competitors in China. Our goal has been to build a reliable, scalable, and secure infrastructure to fully support our customer service centers, mobile and website operations and one-stop travel platform.

Competition

In the hotel consolidation market, we compete primarily with domestic and foreign invested consolidators of hotel accommodations. We also compete with new online travel search and service provider platforms, including the ones operated by other major internet companies, as well as traditional travel agencies. We believe we are a leading online accommodation booking platform in China in terms of the volume of hotel room booking by FITs. However, as the travel business in China continues to grow, we may face competition from new players in the hotel consolidation market in China and foreign travel consolidators that may enter the China market.

In the transportation ticketing market, we compete primarily with other consolidators of air tickets with a multi-province airline ticket sales and fulfillment infrastructure in China. We also compete with new online travel search and service provider platforms, including the ones operated by other major internet companies. In the markets where we face local competition, our competitors generally conduct ticketing transactions in person, and not over the internet or through customer service centers. Many local air-ticketing agencies are primarily involved in the wholesale business and do not directly serve individual travelers, who are our targeted customers. However, as the airline ticket distribution business continues to grow in China, we believe that more companies involved in the travel services industry may develop their services that compete with our transportation ticketing business.

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

Our major domain names are ctrip.com, ctrip.com.cn, and trip.com, all of which have been registered with www.markmonitor.com, and we have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered our major trademarks “Ctrip” and “携程” (Chinese characters for Ctrip) with the Trademark Office of the PRC National Intellectual Property Administration, with the Registrar of Trademarks in Hong Kong and also with the United States Patent and Trademark Office. In 2009, we registered the trademark “携程Ctrip” (a combination of the Chinese and English characters for Ctrip) with the Taiwan Intellectual Property Office and with Direcção dos Serviços de Economia of Macau. We have also registered the trademark “Ctrip” and “携程” (Chinese characters for Ctrip) in Korea, European Union, Singapore, Switzerland, Australia, New Zealand, Japan, Turkey, Vietnam, the United Arab Emirates, Malaysia, India, South Africa, Brazil and the Kingdom of Cambodia. We have also registered the trademark “Trip.com” in European Union, Japan and the United States.

In 2015, we were recognized as “the Best Online Travel Agency in China” by Travel Weekly China. In 2016, we were awarded the “Most Valuable App” at the China App Development Forum and 2016 Most Popular App Awards Ceremony held in Beijing, China. Our customer service was recognized as the “2016 Best Call Center” at the 2016 internet + China E-Commerce Summit Forum & China Call Center Development.” We were ranked in the “China’s top 10 most innovative companies” and the “10 most innovative companies in travel” lists of 2017 by Fast Company, a major financial business magazine in the United States. In 2017, we were recognized as “the Best Online Travel Agency in China” by Travel Weekly China and the “Most Honored Company” in the Technology, Media & internet category by Institutional Investor in the 2017 All-Asia Executive Team Rankings. In 2018, we were recognized as “the Best Employer in Customer Contact Industry in China,” “Top 50 Global Enterprises” by Center for China and Globalization and “Top 20 Tourism Groups of China” by China Tourism Research Institute and China Tourism Association.

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

In January 2016, we invested US$180 million to purchase the convertible bonds of MakeMyTrip, India’s largest online travel company, which were subsequently converted to approximately 10% equity interest in MakeMyTrip in October 2016. In May 2017, we further invested approximately US$33 million in MakeMyTrip by subscribing for 916,666 of its ordinary shares. As of December 31, 2018, based on the market price, we re-measured the investment at a fair value of RMB1.8 billion.

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

In May 2018, we acquired substantially all of the remaining equity interest of an offline travel agency company in which we previously held approximately 48% equity interest for the consideration of RMB198 million in cash and 1.9% non-controlling interest of one of our subsidiaries with the fair value of RMB399 million. The financial results of the acquired company have been included in our consolidated financial statements since the date we obtained control and were not significant to us for the year ended December 31, 2018.

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

Restrictions on Foreign Ownership

Air-ticketing.  According to the Administrative Measure of Foreign Investment in Civil Aviation, Air Transportation Sales Agent Qualification Accreditation Measures (2006) and relevant foreign investment regulations regarding air transportation business, a foreign investor currently cannot own 100% of an air-ticketing agency in China, except for Hong Kong, Macau, and Taiwan air transportation sales agents. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger air tickets for domestic flights in China, except for Hong Kong, Macau and Taiwan air transportation sales agents. Subsequently, the Air Transportation Sales Agent Qualification Accreditation Measures was revised in 2015, which does not prohibit explicitly foreign-invested air-ticketing agencies from selling passenger air tickets for domestic flights and a supplement regulation to Administrative Measure of Foreign Investment in Civil Aviation was promulgated in 2017, which further allows the foreign investor to establish an entity in free trade zone area as air-ticketing agency.

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

Value-added Telecommunications Business License.  The principal regulations governing foreign investment in the value-added telecommunications service provision business in China include:

•                  Foreign Investment Industrial Guidance Catalogue;

•                  Telecommunications Regulations; and

•                  Administrative Provisions on Foreign Invested Telecommunications Enterprises.

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

General Regulation of Businesses

Tourism Law.  On April 25, 2013, the Standing Committee of the National People’s Congress issued the PRC Tourism Law, or the Tourism Law, which took effect on October 1, 2013 and was amended in 2016 and 2018. The Tourism Law aims to protect tourists’ legal rights, regulate travel market and promote the development of travel industry, and sets forth specific requirements for the operation of travel agencies. Travel agencies are prohibited from (i) leasing, lending or illegally transferring travel agency operation licenses or otherwise disseminating untrue or inaccurate information when soliciting customers and organizing tours, (ii) conducting any false publicity to mislead customers, (iii) arranging visits to or participation in any project or activity in violation of PRC laws and regulations or social morality, (iv) organizing tours at unreasonably low price to induce or cheat tourists, or obtaining unlawful profits such as kickbacks, and (v) changing or ceasing scheduled itineraries without reasons and forcing the tourists to participate in other activities against the will of tourists. In addition, travel agencies must enter into contracts with customers for travel services; and before a tour starts, a customer may assign his personal rights and obligations in a packaged-tour contract to any third person, whom the travel agency cannot refuse without cause, as long as any fee increase will be borne by the customer and the relevant third person. Accordingly, travel agencies may be subject to civil liabilities for failing to fulfill the obligations discussed above, which include rectification, issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, or revocation of its travel agency permit.

Air-ticketing.  The air-ticketing business is subject to the supervision of CATA and its regional branches. Currently, the principal regulation governing air-ticketing in China is the Air Transportation Sales Agent Qualification Accreditation Measures, which became effective on March 31, 2006 and was amended in 2015, and its implementation rule promulgated in 2018. Furthermore, CATA has also promulgated the Administrative Measure for Online Air-ticketing Transaction, pursuant to which the online travel agency and third-party air-ticketing transaction platform are requested to file with CATA and establish the rules and security system of online transaction and customer’s rights and personal data protection mechanism, and are prohibited from (i) taking virtual occupation of seats, (ii) increasing price of air-ticket, (iii) revising unilaterally standard, price, use term and services criteria upon cancellation and change of air-ticket, (iv) refusing to provide of travel itinerary, (v) selling the air-ticket of airline without agency agreement, and (vi) leaking the customer’s personal information with any reason in any way.

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

Travel Agency.  The travel industry is subject to the supervision of Ministry of Culture and Tourism of People’s Republic of China, or MOCT, formerly known as the NTA and local tourism administrations. The principal regulations governing travel agencies in China include:

•                  Travel Agency Regulations; and

•                  Implementing Rules of Travel Agency Regulations.

Under these regulations, a travel agency must obtain a license from NTA to conduct cross-border travel business, and a license from the provincial-level tourism administration to conduct domestic travel agency business.

Advertising.  SAMR is responsible for regulating advertising activities in China. The principal regulations governing advertising (including online advertising) in China include:

•                  Advertising Law;

•                  Advertising Administrative Regulations; and

•                  Interim Measures of the Administration of Online Advertisement.

Under these regulations, any entity conducting advertising activities must file with the local branch of SAMR. The Advertising Law was amended in 2015 and 2018, which was a major overhaul of an advertising law enacted in 1994, increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities.

Value-added Telecommunications Business and Online Commerce.  Our provision of travel-related content on our websites is subject to PRC laws and regulations relating to the telecommunications industry and internet, and regulated by various government authorities, including MIIT and SAMR. The principal regulations governing the telecommunications industry and internet include:

•                  Telecommunications Regulations;

•                  The Administrative Measures for Telecommunications Business Operating Licenses; and

•                  The internet Information Services Administrative Measures.

Under these regulations, internet content provision services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain a value-added telecommunications business license from the appropriate telecommunications authorities to conduct any commercial value-added telecommunications operations in China.

With respect to online commerce, the SAIC (currently known as SAMR) promulgated the Administrative Measures for Online Trading, which became effective on March 15, 2014 and the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (Trial), which became effective on April 1, 2015, to regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s web page the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also act as online distributors, these third-party platform operators must make a clear distinction between their online direct sales and sales of third-party merchant products on their third-party platforms. Furthermore, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which took effect on January 1, 2019, aiming to regulate the e-commerce activities conducted within China. According to the E-Commerce Law, e-commerce operators must comply with the principles of voluntariness, equality, fairness, and good faith, abide by laws, observe business ethics, and equally participate in market competition. It further enhanced burdens of e-commerce operators to protect consumers’ rights and interests, environment, intellectual property protection, cyberspace safety and personal information, and also emphasized the commitment by e-commerce operators over the quality of products and services.

Internet Privacy

In recent years, PRC government authorities have legislated on the use of the internet to protect personal information from any abuse or unauthorized disclosure. For example, the internet Information Services Administrative Measures prohibits an internet information services provider from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. internet information services providers are subject to legal liability if unauthorized disclosure results in damages or losses to users. In addition, the PRC regulations authorize the relevant telecommunications authorities to demand rectification of unauthorized disclosure by internet information services providers.

The PRC laws do not prohibit internet information services providers from collecting and analyzing person information of their users. The PRC government, however, has the power and authority to order internet information services providers to submit personal information of an internet user if such user posts any prohibited content or engages in illegal activities on the internet. Since 2012, the MIIT and the Standing Committee of the National Peoples’ Congress enacted several regulations to stipulates the obligation and requirements imposed to the internet information services providers, including but not limited to which the internet information services providers may only collect user personal information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information, and must keep strictly confidential users’ personal information that they collect, and take technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Moreover, the PRC criminal laws and regulations prohibit companies and their employees from illegally trading or disclosing customer data obtained through the course of their business operations and any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order is subject to criminal penalty.

In June 2017, the PRC Cyber Security Law promulgated by the Standing Committee of the National People’s Congress took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security, and public interests, protect the lawful rights and interests of citizens, legal persons, and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures, and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality, and availability of network data. The PRC Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed, or provided to third parties. Any violation of the provisions and requirements under the PRC Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities.

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

Under the current PRC regulations, loans, either from us or from third-party sources outside of China, incurred by our subsidiaries as FIEs in China to finance their activities cannot exceed statutory limits, which equal the difference between the respective approved total investment amount and the registered capital of such PRC subsidiaries, and must be registered with SAFE or its local branches. In the past, our subsidiaries have mainly funded their operations and cash needs from our initial capital injections and cash generated from such subsidiaries’ operations. Other than these discussed above, none of the Company’s PRC subsidiaries had any outstanding loans as of December 31, 2018. Based on the capital needs and cash generated from operations of our PRC subsidiaries, we do not believe that our PRC subsidiaries would need to incur substantial debts to fund their respective operations in China in the near future, and even if they need to incur debts, they could manage to obtain short-term loans from PRC banks and financial institutions, which are not subject to the statutory limits referenced above. We currently do not believe, based on the above, that the statutory debt limits on our subsidiaries in China are material to our operations in China, and we do not believe it to be reasonably likely that our PRC subsidiaries would need to incur debts exceeding their respective statutory debt limit.

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

Dividend Distribution.  The principal regulations governing distribution of dividends of FIEs include:

•                  The Foreign-Invested Enterprise Law;

•                  Implementing Rules for the Foreign-Invested Enterprise Law;

•                  Company Law; and

•                  EIT Law and its Implementation Rules.

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

C.            Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated affiliated Chinese entities as of December 31, 2018.

Ctrip.com International, Ltd.
(a Cayman Islands Company)
100%
C-Travel International Limited
(a Cayman Islands company)
100%
Ctip.com (Hong Kong) Limited
(a Hong Kong company)
43%(1)
Quanr Cayman Islands Limited
(a Cayman Islands company)
97%
Skyscanner Holdings Limited
(a UK company)
Outside China
In China
98%(2)
Wancheng (Shanghai) Travel Agency Co., Ltd.
100%(3)
Ctrip Travel Information Technology (Shanghai) Co., Ltd.
100%(3)
Ctrip Travel Network Technology (Shanghai) Co., Ltd.
100%(3)
Ctrip Computer Technology (Shanghai) Co., Ltd.
100%(4)
Beijing Qunar Software Technology Co., Ltd
100%
Shanghai Ctrip International Travel Agency Co., Ltd
100%(5)
Chengdu Ctrip Travel Agency Co.,Ltd.
100%(6)
Shanghai Ctrip Commerce Co., Ltd
100%
Chengdu Imformation Technology Co., Ltd.
100%(7)
Beijing Qu Na Information Technology Co., Ltd
100%
Chengdu Ctrip International Travel Agency Co., Ltd.
100%
Shanghai Huacheng Southwest International Travel Agency Co., Ltd.
100%
Shanghai Hecheng International Travel Agency Co., Ltd.
Represents the entities in the Company's offshore structure.
Represents the the Company's wholly owned PRC domestic subsidiaries.
Represents the Company's significant affiliated Chinese entities.
Represents the wholly owned subsidiaries of one of the Company's significant affiliated Chinese entities.

(1)         For further details about the indirect ownership of Qunar Cayman Islands Limited, see “Item 4.A. Information on the Company — History and Development of the Company.”

(2)         Indirectly owned through Ctrip Travel Holding, a Cayman Islands company, and its Hong Kong subsidiary, Ctrip Travel Holding (Hong Kong) Limited. We are in the process of registering the remaining approximately 2% equity interest held by unrelated third parties with the local branch of the State Administration for Market Regulation.

(3)         Indirectly owned through Ctrip Investment (Shanghai) Co., Ltd., a PRC company.

(4)         Indirectly owned through Queen’s Road Travel Information Limited, a Hong Kong company.

(5)         Min Fan and Qi Shi hold 99.5% and 0.5% of the equity interest in Chengdu Ctrip Travel Agency Co., Ltd., respectively.

(6)         Min Fan and Maohua Sun hold 89.8% and 10.2% of the equity interest in Shanghai Ctrip Commerce Co., Ltd., respectively.

(7)         Hui Cao and Hui Wang hold 60% and 40% of the equity interest in Beijing Qu Na Information Technology Co., Ltd., respectively.

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our consolidated affiliated Chinese entities. We conduct a majority of our business through our wholly-owned subsidiaries in China. Due to the current restrictions on foreign ownership of air-ticketing, travel agency and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities. Our significant consolidated affiliated Chinese entities included Ctrip Commerce, Shanghai Huacheng, Chengdu Ctrip and Qunar Beijing as of December 31, 2018. From time to time, we amended and restated the contractual arrangements that we had entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. We have entered into additional contractual arrangements based on substantially the same series of amended and restated forms with our other consolidated affiliated Chinese entities subsequent to our adoption of these forms, and plan to enter into substantially the same series of agreements with all of our future consolidated affiliated Chinese entities. From 2015 to 2018, we further optimized the functions of our various consolidated affiliated Chinese entities to avoid duplicative operations among these consolidated affiliated Chinese entities.

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

D.            Property, Plants and Equipment

Our first customer service center and principal sales, marketing and development facilities and administrative offices are located on owned premises comprising approximately 39,000 square meters in an economic development park in Shanghai, China. In 2015, our Shanghai headquarters relocated to Sky SOHO, our owned premises in Shanghai, China, comprising 100,167 square meters. Our second customer service center, which began operations in May 2010, is located in our owned premises in Nantong, China, comprising approximately 80,000 square meters. In addition to our offices in Greater China in more than 40 cities, we also have overseas offices in Japan, Korea, America, Singapore, Thailand, the United Kingdom, Australia, Malaysia, Vietnam, Cambodia, the Philippines and Indonesia. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.

As of February 28, 2019, we owned an aggregate of approximately 327,000 square meters of premises for office space and call centers and leased an aggregate of over 130,000 square meters of premises for office space.

ITEM 4.A.    UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. We adopted a new accounting standard on revenue recognition issued by FASB in 2014 and effective January 1, 2018, and apply such accounting standard retrospectively to the years ended December 31, 2016 and 2017. This annual report contains forward-looking statements. See “Item 5.G. Operating and Financial Review and Prospects — Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3.D. Key Information — Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.            Operating Results

We are a leading consolidator of hotel accommodations and airline tickets. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. We also offer packaged-tour products and other products and services.

In 2018, we derived approximately 37%, 42%, 12%, 3% and 6% of our total revenues from our accommodation reservation, transportation ticketing, packaged tours, corporate travel, and other products and services, respectively.

In 2018, while we continued to strengthen our PRC domestic travel businesses, we further enhanced our outbound travel businesses as part of the execution of our international strategy. As of the date of this annual report, our outbound travel businesses focus primarily on outbound accommodation reservation, outbound air ticketing and outbound packaged tours. For the year ended December 31, 2018, the aggregate volume of our outbound travel businesses accounted for approximately 18% of the total volume of combined outbound and PRC domestic accommodation reservation, air ticketing and packaged-tour businesses, and the aggregate revenue of our outbound travel businesses accounted for approximately 34% of the total revenue of combined outbound and PRC domestic accommodation reservation, air ticketing and packaged-tour businesses. Also as part of our international strategy, we consummated the acquisition transaction of the United Kingdom-based Skyscanner in December 2016 and maintained its independent management of operations as part of the Ctrip group to complement our positioning at a global scale.

Major Factors Affecting the Travel Industry

A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:

Growth in the Overall Economy and Demand for Travel Services in China.  We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China and the rest of the world. According to the statistical report published on the website of PRC National Bureau of Statistics, or NBS, on February 28, 2019, China’s domestic gross product, or GDP, grew from RMB82.7 trillion in 2017 to RMB90.0 trillion in 2018, representing an annual growth rate of 6.6%.

Despite that the growth rate of the Chinese economy is slowing, we anticipate that demand for travel services in China will continue to increase in the foreseeable future. According to the statistical report published on the website of NBS on February 28, 2019, China’s domestic travel spending grew from RMB4,566.1 billion in 2017 to RMB5,127.8 billion in 2018, representing an annual growth rate of 12.3%. However, any adverse changes in economic conditions of China and the rest of the world, such as the current global financial crisis and economic downturn, could have a material adverse effect on the travel industry in China, which in turn would harm our business. See “Item 3.D. Key Information — Risk Factors — Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.”

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

Disruptions in the Travel Industry.  Individual travelers tend to modify their travel plans based on the occurrence of events such as:

•                  the outbreak of Ebola virus, H1N1 influenza, avian flu, SARS or any other serious contagious diseases;

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

Major Factors Affecting Our Results of Operations

Revenues

Revenues Composition and Sources of Revenue Growth.  We have experienced significant revenue growth since we commenced operations in 1999. Our total revenues grew from RMB7.8 billion in 2014 to RMB31.1 billion (US$4.5 billion) in 2018, representing a compound annual growth rate of 41.4%.

We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2016	2017	2018
Revenues:
Accommodation reservation	37%	35%	37%
Transportation ticketing	45%	45%	42%
Packaged-tour	12%	11%	12%
Corporate travel	3%	3%	3%
Others	3%	6%	6%
Total revenues	100%	100%	100%

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

Accommodation Reservation.  Revenues from our accommodation reservation business have been a significant source of revenues since our inception. In 2016, 2017 and 2018, revenues from our accommodation reservation business accounted for RMB7.3 billion, RMB9.5 billion and RMB11.6 billion (US$1.7 billion) respectively, or 37%, 35% and 37%, respectively, of our total revenues.

We generate substantially all of our accommodation reservation revenues through commissions from travel suppliers for hotel room reservations through our transaction and service platform. We recognize revenues when the reservation becomes non-cancellable which is the point considered when we complete our performance obligation in accommodation reservation services. We generally agree in advance on fixed commissions with a particular hotel, we also enter into a commission arrangement with many of our hotel suppliers that we refer to as the “ratchet system.” Under the ratchet system, our commission rate per room night is adjusted upward in line with the increase in the volume of room nights we sell for such hotels during such months.

Transportation Ticketing.  Since early 2002, our transportation ticketing business has been growing rapidly. In 2016, 2017 and 2018, revenues from our transportation ticketing business accounted for RMB8.8 billion, RMB12.2 billion and RMB12.9 billion (US$1.9 billion), respectively, or 45%, 45% and 42%, respectively, of our total revenues.

We conduct our transportation ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent transportation ticketing service companies. Commissions from transportation ticketing rendered are recognized after tickets are issued as this is when our performance obligation is satisfied.

Packaged-tour.  Our packaged-tour business has grown rapidly in the past three years. In 2016, 2017 and 2018, revenues from our packaged-tour business accounted for RMB2.3 billion, RMB3.0 billion and RMB3.8 billion (US$549 million), respectively. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from travel product providers for packaged-tour products and services through our transaction and service platform. Referral fees are recognized on the departure date of the tours as this is when our performance obligation is satisfied.

Corporate Travel.  Corporate travel revenues primarily include commissions from transportation ticket booking, accommodation reservation and packaged-tour services rendered to corporate clients. In 2016, 2017 and 2018, revenues from our corporate travel services accounted for RMB608 million, RMB753 million and RMB981 million (US$143 million), respectively. We contract with corporate clients based on service fee model. Travel reservations are made via on-line and off-line services for transportation ticket booking, accommodation reservation and package-tour services. Revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.

Other Businesses.  Our other businesses primarily consist of online advertising services. We conduct the advertising business through Ctrip Commerce, and we recognize revenues ratably over the fixed terms of agreements as services are provided.

Cost of Revenues

Cost of revenues consists primarily of payroll compensation of customer service center personnel, payments to travel suppliers, credit card service fee, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by our transaction and service platform which are directly attributable to the rendering of our travel related services and other businesses.

Cost of revenues accounted for 25%, 17% and 20% of our net revenues in 2016, 2017 and 2018, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China, high efficiency of our customer service system and efficiency of our enhanced website operations. The increase in percentage of cost of revenues to net revenues in 2018 was primarily due to the increase in credit card service fee, customer service related expenses and payments to travel suppliers for the service we had control.

Operating Expenses

Operating expenses consist primarily of product development expenses, sales and marketing expenses and general and administrative expenses, all of which include share-based compensation expense. In 2018, we recorded RMB1.7 billion (US$249 million) of share-based compensation expense, compared to RMB3.6 billion and RMB1.8 billion for 2016 and 2017, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to maintain, monitor and manage our transaction and service platform. Product development expenses accounted for 40%, 31% and 31% of our net revenues in 2016, 2017 and 2018, respectively. The product development expenses as a percentage of net revenues in 2018 remained consistent with that in 2017.

Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Our sales and marketing expenses accounted for 30%, 31%, and 31% of our net revenues in 2016, 2017 and 2018, respectively. The sales and market expenses as a percentage of net revenues in 2018 remained consistent with that in 2017.

General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 13%, 10% and 9% of our net revenues in 2016, 2017 and 2018, respectively. The general and administrative expenses as a percentage of net revenues in 2018 decreased primarily due to the deduction in personnel expenses of general and administrative employees as a percentage of revenue.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”

Income Taxes and Financial Subsidies

Income Taxes.  Our effective income tax rate was -28%, 36% and 41% for 2016, 2017 and 2018, respectively. The change in our effective income tax rate from 2017 to 2018 was mainly due to the combined impacts from change in profitability, changes in the profits of our subsidiaries with different tax rates and decrease of non-deductible share-based compensation expenses. The significant change in our effective income tax rate from 2016 to 2017 was primarily due to profitability changes in our subsidiaries with different tax rates and certain non-tax deductible losses including the share-based compensation.

Pursuant to the EIT Law, companies established in China were generally subject to EIT at a statutory rate of 25%. The 25% EIT rate applies to most of our subsidiaries and consolidated affiliated Chinese entities established in China. Some of our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Qunar Software, one of our consolidated affiliated Chinese entities, Qunar Beijing, Chengdu Ctrip, Chengdu Ctrip International and Chengdu Information benefit from a preferential tax rate of 15% by either qualifying as HNTEs or qualifying under the Western Regions Catalogue under the EIT Law as follows.

•                  In 2017, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network reapplied for their qualification as HNTE, which were approved by the relevant government authority. Thus, these subsidiaries are entitled to a preferential EIT rate of 15% from 2017 to 2019. Qunar Software and Qunar Beijing are also entitled a preferential EIT rate of 15% from 2018 to 2020.

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

Financial Subsidies.  In 2016, 2017 and 2018, our subsidiaries in China received financial subsidies from the government authorities in the amount of approximately RMB221 million, RMB264 million and RMB469 million (US$68 million), respectively, which we recorded as other income upon cash receipt. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive financial subsidies in the future.

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

Revenue Recognition.  We describe our revenue recognition policies in our consolidated financial statements. We present substantially all of our revenues on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts where we undertake substantive inventory risks by pre-purchasing inventories.

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), using the full retrospective transition approach under which our previously issued financial statements for 2016 and 2017 were retrospectively adjusted. The new standard did not change the presentation of our revenues, which continues to be substantially reported on a net basis. However, the timing of revenue recognition for certain revenue streams is changed under the new standard. In particular, revenue for accommodation reservation services, which used to be recognized after end-users completed their stays, is now recognized when the reservation becomes non-cancellable. Revenue for packaged-tour services, which used to be recognized when packaged tours were completed, is now recognized on the departure date of the tours.

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

Investment.  Our investments include equity method investments, equity securities without readily determinable fair values, equity securities with readily determinable fair values, held to maturity debt securities, and available-for-sale debt securities. We apply equity method in accounting for the investments in entities in which we have the ability to exercise significant influence but do not have control and the investments are in either common stock or in-substance common stock. Unrealized gains on transactions between an affiliated entity and us are eliminated to the extent of our interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to the fiscal year of 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. Prior to 2018, these securities were classified as available-for-sale securities and measured and recorded at fair value with unrealized changes in fair value recorded through other comprehensive income. Debt securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity debt securities and are stated at amortized cost. Debt securities that we have the intent to hold the security for an indefinite period or may sell the security in response to the changes in economic conditions are classified as available for sale and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive income (OCI). Upon sale, realized gains and losses are reported in net income. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Goodwill, Intangible Assets and Long-Lived Assets.  Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in its subsidiaries and consolidated affiliated Chinese entities. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. We estimate total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit. Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology and business relationship. We amortize intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. We evaluate indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. We estimate total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit. Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, we recognize impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value. For 2016, 2017 and 2018, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets, based on the expanding and prospective business of our subsidiaries and consolidated affiliated Chinese entities. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.

Customer Rewards Program.  We offer a customer rewards program that allows our end users to participate in a loyalty points program. The points awarded from services can be used as cash or redeemed to gifts on our website and mobile platforms. The estimated incremental costs of the loyalty points program are recognized as reduction of the revenue or sales and marketing expense and accrued for as a current liability. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2017 and 2018, our accrued liability for the customer rewards program were approximately RMB610 million and RMB528 million (US$77 million), respectively, based on the estimated liabilities under the customer reward program. Our expenses for the customer rewards program were approximately RMB202 million, RMB100 million and RMB21 million (US$3 million) for the years ended December 31, 2016, 2017 and 2018.

Share-Based Compensation.  We follow ASC 718 “Stock Compensation,” using the modified prospective method. Under the fair value recognition provisions of ASC 718, we recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award. Under ASC 718, we applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns. Expected dividend yield is determined in view of our historical dividend payout rate and future business plan. We estimate expected volatility at the date of grant based on historical volatilities. We recognize compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods. According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, we calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the we would recognize incremental compensation cost in the period the modification occurs and for unvested options, we would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Deferred Tax Valuation Allowances.  We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2016, 2017 and 2018, we recorded deferred tax assets of RMB375 million, RMB462 million and RMB850 million (US$124 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2016, 2017 and 2018, it is more likely than not that the deferred tax assets resulting from the net operating losses of certain subsidiaries will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized. Also, we have elected to early adopt a new accounting guidance issued by the FASB to simplify the presentation of deferred income taxes on the Balance Sheet Classification. Starting December 31, 2015 and prospectively, deferred tax assets and liabilities, along with related valuation allowances are classified as noncurrent on the balance sheet.

Allowance for doubtful accounts.  Accounts receivable are recorded at the invoiced amount and do not bear interest. We review on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. As of December 31, 2016, 2017 and 2018, the allowance for doubtful accounts was RMB59 million, RMB129 million and RMB156 million (US$23 million), respectively. The increase of allowance for doubtful accounts in 2018 was primarily attributable to the prolonged ageing of accounts receivables due from merchant customers developed in recent years.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31(1),
	2016		2017		2018
	RMB (in millions)%		RMB (in millions)%		RMB (in millions)	US$ (in millions)%
Revenues:
Accommodation reservation	7,321	38	9,531	36	11,580	1,684	37
Transportation ticketing	8,827	46	12,221	46	12,947	1,883	42
Packaged-tour	2,315	12	2,973	11	3,772	549	12
Corporate travel	608	3	753	3	981	143	3
Others	734	4	1,515	5	1,824	265	6
Total revenues	19,805	103	26,993	101	31,104	4,524	100
Less: Sales tax and surcharges	(560)	(3)	(197)	(1)	(139)	(20)	(0)
Net revenues	19,245	100	26,796	100	30,965	4,504	100
Cost of revenues	(4,730)	(25)	(4,678)	(17)	(6,324)	(920)	(20)
Gross profit	14,515	75	22,118	83	24,641	3,584	80
Operating expenses:
Product development(12)	(7,687)	(40)	(8,259)	(31)	(9,620)	(1,399)	(31)
Sales and marketing(2)	(5,861)	(30)	(8,294)	(31)	(9,596)	(1,396)	(31)
General and administrative(2)	(2,519)	(13)	(2,622)	(10)	(2,820)	(410)	(9)
Total operating expenses	(16,067)	(83)	(19,175)	(72)	(22,036)	(3,205)	(71)
(Loss) / income from operations	(1,552)	(8)	2,943	11	2,605	379	9
Interest income	567	3	988	4	1,899	276	6
Interest expense	(732)	(4)	(1,286)	(5)	(1,508)	(219)	(5)
Other (expense) / income	(27)	(0)	879	3	(1,075)	(156)	(3)
(Loss) / income before income tax expense, equity in income of affiliates and non-controlling interests	(1,744)	(9)	3,524	13	1,921	280	7
Income tax expense	(482)	(2)	(1,285)	(5)	(793)	(115)	(3)
Equity in income / (loss) of affiliates	602	3	(65)	(0)	(32)	(5)	0
Net (loss) / income	(1,624)	(8)	2,174	8	1,096	160	4
Less: Net loss / (income) attributable to non-controlling interests	206	1	(19)	(0)	16	2	0
Net (loss) / income attributable to Ctrip’s shareholders	(1,418)	(7)	2,155	8	1,112	162	4

(1)         Effective from January 1, 2018, we adopted ASC Topic 606, a new accounting standard on the recognition of revenue issued by FASB in 2014, and have applied such accounting standard retrospectively to the years ended December 31, 2016 and 2017.

(2)         Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2016		2017		2018
	RMB (in millions)%		RMB (in millions)%		RMB (in millions)	US$ (in millions)%
Product development	(2,080)	(11)	(1,013)	(4)	(934)	(136)	(3)
Sales and marketing	(393)	(2)	(186)	(1)	(156)	(23)	(1)
General and administrative	(1,087)	(6)	(635)	(2)	(617)	(90)	(2)

Any discrepancies in the above table between the amounts/percentages identified as total amounts/percentages and the sum of the amounts/percentages listed therein are due to rounding.

2018 compared to 2017

Revenues

Total revenues were RMB31.1 billion (US$4.5 billion) in 2018, an increase of 15% over RMB27.0 billion in 2017. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold in 2018.

Accommodation Reservation.  Revenues from our accommodation reservation business increased by 21% to RMB11.6 billion (US$1.7 billion) in 2018 from RMB9.5 billion in 2017, primarily driven by an increase in accommodation reservation volume.

Transportation Ticketing.  Revenues from our transportation ticketing business increased by 6% to RMB12.9 billion (US$1.9 billion) in 2018 from RMB12.2 billion in 2017, primarily due to an increase in ticketing volume.

Packaged-tour.  Packaged-tour revenues increased by 27% to RMB3.8 billion (US$549 million) in 2018 from RMB3.0 billion in 2017, primarily due to an increase in volume growth of organized tours and self-guided tours.

Corporate Travel.  Corporate travel revenues increased by 30% to RMB981 million (US$143 million) in 2018 from RMB753 million in 2017, primarily due to an increase in corporate travel demand resulting from various business activities.

Other Businesses.  Revenues from other businesses increased by 20% to RMB1.8 billion (US$265 million) in 2018 from RMB1.5 billion in 2017, primarily due to an increase in revenues from online advertising services.

Cost of Revenues

Cost of revenues in 2018 increased by 35% to RMB6.3 billion (US$920 million) from RMB4.7 billion in 2017, primarily due to increase of credit card service fee, customer service related expenses and payments to travel suppliers for the service we had control.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development. Product development expenses increased by 16% to RMB9.6 billion (US$1.4 billion) in 2018 from RMB8.3 billion in 2017, primarily due to an increase in product development personnel related expenses.

Sales and Marketing. Sales and marketing expenses increased by 16% to RMB9.6 billion (US$1.4 billion) in 2018 from RMB8.3 billion in 2017, primarily attributable to an increase in sales and marketing related activities. Our advertising expenses increased from RMB5.1 billion in 2017 to RMB6.0 billion (US$871 million) in 2018.

General and Administrative. General and administrative expenses increased by 8% to RMB2.8 billion (US$410 million) in 2018 from RMB2.6 billion in 2017, primarily due to an increase in general and administrative personnel related expenses.

Interest Income

Interest income increased by 92% to RMB1.9 billion (US$276 million) in 2018 from RMB988 million in 2017 due to an increase in cash, cash equivalents and short-term investments in 2018.

Interest Expense

Interest expense increased by 17% to RMB1.5 billion (US$219 million) in 2018 from RMB1.3 billion in 2017 due to an increase in short-term debt and long-term debt in 2018.

Other (Expense) / Income

Other expense was RMB1.1 billion (US$156 million) in 2018 while other income was RMB879 million in 2017, primarily due to the RMB3.1 billion (US$446 million) fair value loss of equity securities investments and largely offset by RMB1.2 billion (US$173 million) gain on disposal of long-term investments in 2018.

Income Tax Expense

Income tax expense was RMB793 million (US$115 million) in 2018, a decrease of 38% over RMB1.3 billion in 2017, primarily due to the decrease in our taxable income. Our effective income tax rate in 2018 was 41%, as compared to 36% in 2017. The change in our effective income tax rate from 2017 to 2018 was mainly due to the combined impacts from change in profitability, changes in the profits of our subsidiaries with different tax rates and decrease of non-deductible share-based compensation expenses.

Equity in Loss of Affiliates

Equity in loss of affiliates is RMB32 million (US$5 million) in 2018 while equity in loss of affiliates is RMB65 million in 2017. This is primarily attributable to the losses incurred from our equity method investments.

2017 compared to 2016

Revenues

Total revenues were RMB27.0 billion in 2017, an increase of 36% over RMB19.8 billion in 2016. This revenues growth was principally driven by the substantial volume growth in hotel room nights sold and air tickets and railway tickets sold in 2017.

Accommodation Reservation.  Revenues from our accommodation reservation business increased by 30% to RMB9.5 billion in 2017 from RMB7.3 billion in 2016, primarily driven by an increase in accommodation reservation volume.

Transportation Ticketing.  Revenues from our transportation ticketing business increased by 38% to RMB12.2 billion in 2017 from RMB8.8 billion in 2016, primarily due to an increase in ticketing volume.

Packaged-tour.  Packaged-tour revenues increased by 28% to RMB3.0 billion in 2017 from RMB2.3 billion in 2016, primarily due to an increase in volume growth of organized tours and self-guided tours.

Corporate Travel.  Corporate travel revenues increased by 24% to RMB753 million in 2017 from RMB608 million in 2016, primarily due to an increase in corporate travel demand resulting from various business activities.

Other Businesses.  Revenues from other businesses increased by 106% to RMB1.5 billion in 2017 from RMB734 million in 2016, primarily due to an increase in revenues from online advertising services.

Cost of Revenues

Cost of revenues in 2017 decreased by 1% to RMB4.7 billion from RMB4.7 billion in 2016, primarily due to efficiency gain in our service center and decrease in personnel related expenses.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

Product Development.  Product development expenses increased by 7% to RMB8.3 billion in 2017 from RMB7.7 billion in 2016, primarily due to the increase in product development personnel related expenses.

Sales and Marketing.  Sales and marketing expenses increased by 42% to RMB8.3 billion in 2017 from RMB5.9 billion in 2016, primarily attributable to an increase in promotion related activities. Our advertising expenses increased from RMB2.8 billion in 2016 to RMB5.1 billion in 2017.

General and Administrative.  General and administrative expenses increased by 4% to RMB2.6 billion in 2017 from RMB2.5 billion in 2016, primarily due to an increase in consulting expenses and the provision of trade and other receivables, which was provided based on the ageing of the receivables.

Interest Income

Interest income increased by 74% to RMB988 million in 2017 from RMB567 million in 2016 due to an increase in cash, cash equivalents and short-term investments in 2017.

Interest Expense

Interest expense increased by 76% to RMB1.3 billion in 2017 from RMB732 million in 2016 due to the issuance of the 2022 Booking Notes, the 2022 Notes, and the increase of the loan facilities in 2017.

Other (Expense) / Income

Other income was RMB879 million in 2017 while other expense was RMB27 million in 2016, primarily due to foreign exchange gain of RMB469 million driven by Renminbi continually appreciating relative to U.S. dollars while foreign exchange loss was RMB558 million in 2016 driven by Renminbi continually depreciating relative to U.S. dollars. Our subsidy income was RMB264 million in 2017.

Income Tax Expense

Income tax expense was RMB1.3 billion in 2017, an increase of 167% over RMB482 million in 2016, primarily due to the increase in our taxable income. Our effective income tax rate in 2017 was 36%, as compared to -28% in 2016. The effective income tax rate for 2017 was primarily due to profitability changes in our subsidiaries with different tax rates and certain non-tax deductible losses including the share-based compensation.

Equity in Income/(Loss) of Affiliates

Equity in loss of affiliates is RMB65 million in 2017 while equity in income of affiliates is RMB602 million in 2016. This is mainly due to the share exchange transaction with BTG and we recognized an equity pick-up gain of BTG in 2016.

Inflation

Inflation in China has not materially impacted our results of operations. According to NBS, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Inflation in recent years has been associated with food and other consumption items and minimum wages in China. Consumption items do not represent major direct cost items for our business. While personnel costs represent a material part of our total operating costs and expenses, inflation in minimum wages in China primarily affects certain categories of our non-managerial staff costs while increases in total personnel costs of our business remain manageable. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.            Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	5,270	7,069	7,115	1,036
Net cash used in investing activities	(20,350)	(15,229)	(14,078)	(2,048)
Net cash provided by financing activities	12,291	8,020	11,926	1,733
Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	1,465	(47)	819	119
Net (decrease)/increase in cash and cash equivalents, restricted cash	(1,324)	(187)	5,782	840
Cash and cash equivalents, restricted cash, beginning of year	21,503	20,179	19,992	2,908
Cash and cash equivalents, restricted cash, end of year	20,179	19,992	25,774	3,748

Net cash provided by operating activities amounted to RMB7.1 billion (US$1.0 billion) in 2018, which was primarily attributable to (i) our net income of RMB1.1 billion (US$160 million) in 2018; (ii) an add-back of RMB6.0 billion (US$867 million) in non-cash expense/loss items, primarily relating to share-based compensation expenses, depreciation expenses and changes in fair value for equity investments measured at fair value; (iii) an increase in accounts payable of RMB3.7 billion (US$536 million), primarily due to an increase in volume of hotel, transportation ticketing and package-tour services, as we are generally entitled to certain credit terms from our suppliers; (iv) an increase in advances from customers of RMB1.3 billion (US$194 million), primarily due to an increase in demand for packaged-tour, ticketing and accommodation services; and (v) an increase in other payable and accruals of RMB914 million (US$134 million) primarily due to the increase in accrued advertising expenses. These increases were partially offset by (i) an increase in prepayments and other current assets of RMB2.0 billion (US$297 million), primarily due to an increase in prepayment for packaged-tour, ticketing and accommodation services; (ii) an increase in due from related parties of RMB1.3 billion (US$186 million); (iii) the gain on disposal of long-term investment of RMB1.2 billion (US$173 million); and (iv) an increase in accounts receivable of RMB704 million (US$102 million), primarily due to an increase of volume of corporate travel management services and credit card payments from our individual customers for transportation ticket booking.

Net cash provided by operating activities amounted to RMB7.1 billion in 2017, which was primarily attributable to (i) our net income of RMB2.2 billion in 2017; (ii) an add-back of RMB4.3 billion in non-cash expense/loss items, primarily relating to share-based compensation expenses, impairment of investments and depreciation expenses; (iii) an increase in other payable and accruals of RMB1.3 billion primarily due to the increase in advertising expenses; and (iv) an increase in salary and welfare payable of RMB954 million, primarily due to the increase in the number of personnel and the average payroll and the increase in accrued annual bonus. These increases were partially offset by the gain on disposal of cost method investment of RMB1.4 billion.

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

Net cash used in investing activities amounted to RMB14.1 billion (US$2.0 billion) in 2018, compared to net cash used in investing activities of RMB15.2 billion in 2017. This decrease in 2018 was primarily due to a decrease in investments and acquisitions. Net cash used in investing activities amounted to RMB15.2 billion in 2017, compared to net cash used in investing activities of RMB20.4 billion in 2016. This decrease in 2017 was primarily due to a decrease in investments and acquisitions.

Net cash provided by financing activities amounted to RMB11.9 billion (US$1.7 billion) in 2018, compared to net cash provided by financing activities of RMB8.0 billion in 2017 and RMB12.3 billion in 2016. We did not make any dividend payment in 2016, 2017 and 2018. Net cash flow in financing activities in 2018 was mainly due to the proceeds from bank borrowings in an aggregate amount of RMB14.7 billion (US$2.1 billion) in 2018.

Capital Resources

As of December 31, 2018, our principal sources of liquidity have been cash generated from operating activities, borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our shares and convertible senior notes to investors and related parties and borrowings from third-party lenders. As of the date of this annual report, we had convertible senior notes outstanding in an aggregate principal amount of US$3.8 billion (RMB26.5 billion) and a term loan facility outstanding with an aggregate principal of US$4.8 billion. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this annual report. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

As of December 31, 2018, our primary capital commitment was RMB17 million (US$2.4 million) in connection with capital expenditures of property, equipment and software.

C                                       Research and Development, Patents and Licenses, etc.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                     Off-Balance Sheet Arrangements

In connection with our air ticketing business, we are required by the CAAC and International Air Transport Association, or IATA, to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2018, the total quota of the air tickets that we were entitled to issue was up to RMB1.1 billion (US$157 million). The total amount of the deposit we paid was RMB140 million (US$20 million).

Based on the guarantee arrangements and historical experience, the maximum amount of the future payments is approximately RMB941 million (US$137 million) which is the guaranteed amount of the air ticket that we could issue rather than a financial guarantee. We will be liable to pay only when it issues the air tickets to its users and such payable is included in the accounts payable. Therefore, we believe the guarantee arrangements do not constitute any contractual and constructive obligation of us and has not recorded any liability beyond the amount of the tickets that have already been issued.

F.                                     Tabular Disclosure of Contractual Obligations

The following sets forth our contractual obligations as of December 31, 2018:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(RMB in millions)
Convertible senior notes with principal and interest	27,942	3,802	9,786	7,211	7,143
Term loans and other debt, with principal and interest	35,086	26,605	7,151	1,329	1
Operating lease obligations	997	335	379	169	114
Purchase obligations	17	12	5	—	—
Total	64,042	30,754	17,321	8,709	7,258

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

In August 2014, we issued the 2019 Booking Notes in an aggregate principal amount of US$500 million to a subsidiary of Booking, which will mature on August 7, 2019, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 12.2907 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2019 Booking Notes bear interest at a rate of 1.00% per year, payable semiannually beginning on February 7, 2015.

In May 2015, we issued the 2020 Booking Notes in an aggregate principal amount of US$250 million to a subsidiary of Booking, which will mature on May 29, 2020, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 9.5904 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2020 Booking Notes bear interest at a rate of 1.00% per year, payable semiannually beginning on November 29, 2015.

In December 2015, we issued the 2025 Booking Notes in an aggregate principal amount of US$500 million to a subsidiary of Booking, which will mature on December 11, 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 14.6067 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2025 Booking Notes bear interest at a rate of 2.00% per year, payable semiannually beginning on June 11, 2016.

In December 2015, we issued the 2025 Hillhouse Notes in an aggregate principal amount of US$500 million to Hillhouse, which will mature on December 11, 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 14.6067 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2025 Hillhouse Notes bear interest at a rate of 2.00% per year, payable semiannually beginning on June 11, 2016.

In September 2016, we issued the 2022 Booking Notes in an aggregate principal amount of US$25 million to a subsidiary of Booking, which will mature on September 15, 2022, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 15.2688 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2022 Booking Notes bear interest at a rate of 1.25% per year, payable semiannually beginning on March 15, 2017.

As of December 31, 2018, we obtained short-term bank borrowings of RMB25.1 billion (US$3.6 billion) in aggregate, of which RMB9.5 billion (US$1.4 billion) were collateralized by bank deposits of RMB1.5 billion (US$215 million) classified as restricted cash and/or short-term investment of RMB8.8 billion (US$1.3 billion). The weighted average interest rate for the outstanding borrowings was approximately 4.09%.

As of December 31, 2018, we obtained long-term borrowings of RMB8.0 billion (US$1.2 billion) in aggregate collateralized by bank deposits, properties and/or stock at one or more of our wholly-owned subsidiaries. The interest rate for the outstanding borrowings was approximately from 1.9% to 7.0%.

As of December 31, 2018, our term loans and other debt also included securitization debt, represented by the revolving debt securities which are collateralized by the receivable related to financial services. The revolving debt securities have the terms ranged from six months to one year with the annual interest rate from 4.55% to 5.80%. The revolving debt securities do not contain significant covenant.

Operating lease obligations for the years 2019, 2020, 2021, 2022, 2023 and thereafter are RMB335 million, RMB225 million, RMB154 million, RMB96 million, RMB73 million and RMB114 million, respectively. Rental expenses amounted to approximately RMB378 million, RMB445 million and RMB502 million (US$73 million) for the years ended December 31, 2016, 2017 and 2018, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

While the table above indicates our contractual obligations as of December 31, 2018, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

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

ITEM 6      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                     Directors and Senior Management

The names of our current directors and senior management, their ages as of the date of this annual report and the principal positions with Ctrip.com International, Ltd. held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	49	Co-founder; Executive Chairman of the Board
Min Fan	53	Co-founder; Vice Chairman of the Board and President
Jane Jie Sun	50	Chief Executive Officer and Director
Maohua Sun	47	Chief Operating Officer and Executive Vice President
Cindy Xiaofan Wang	43	Chief Financial Officer and Executive Vice President
Neil Nanpeng Shen (1)(2)	51	Co-founder; Independent Director
Qi Ji (2)	52	Co-founder; Independent Director
Gabriel Li (1)	51	Vice Chairman of the Board, Independent Director
JP Gan (1) (2)	47	Independent Director
Robin Yanhong Li	50	Director
Herman Yu	48	Director

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

Biographical Information

James Jianzhang Liang is one of the co-founders and the executive chairman of our company. He has served as a member of our board of directors since our inception and has been the chairman of the board since August 2003. Mr. Liang served as our chief executive officer from 2000 to January 2006, and from March 2013 to November 2016. Under his visionary leadership, Ctrip has successfully transitioned from offline to online and from online to mobile, made strategic investments in key industry players, and cultivated and invested in new business ideas. Ctrip is now one of the world’s largest online travel agencies. Mr. Liang has won many accolades for his contributions to the Chinese travel industry, including Best CEO in the internet category in the 2016 All-Asia Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. Prior to founding our company, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of MakeMyTrip (Nasdaq: MMYT) and he serves as an independent director of SINA(Nasdaq: SINA). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended the “China Gifted Youth Class” in Fudan University.

Min Fan is one of the co-founders of our company. Mr. Fan has been a member of our board of director since October 2006 and has served as the vice chairman of our board of directors since March 2013. Mr. Fan has served as our president since February 2009. He also served as our chief executive officer from January 2006 to February 2013, as our chief operating officer from November 2004 to January 2006, and as our executive vice president from 2000 to November 2004. During his tenure as our chief executive officer, Mr. Fan was named one of the Top 10 Great Leaders Award of the Year on the 2010 APEC China SME Value List, 2008 EY Entrepreneur of the Year and 2007 Best New Economic Figure of the Year. In 2009 and 2016, Fan Min was elected Vice Chairman of the Board of the China Tourism Association. Prior to co-founding Ctrip, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China, from 1997 to 2000. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan has served as an independent director of Leju Holdings Limited (NYSE: LEJU) since 2014. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

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

Maohua Sun has served as our chief operating officer since November 2016 and executive vice president since January 2015. Ms. Sun joined us in 2000 and has held a number of managerial positions at our company. In 2000, she started at Ctrip where she was director of the customer service center and implemented a comprehensive quality management system. In 2006, Ms. Sun was promoted to vice president, then senior vice president in 2011. In 2012, she transferred to the accommodation business unit, where she now serves as executive vice president. Ms. Sun served as chief executive officer of accommodation business unit from 2012 to 2017. Prior to joining us, Ms. Sun worked at the Jinjiang Group, a hotel management company in China, from 1994 to 2000. Ms. Sun received her Bachelor’s degree from Shanghai Jiao Tong University and Master of Business Administration from China Europe International Business School. In 2018, Ms. Sun entered into visiting scholar programs in Stanford University and University of Cambridge.

Cindy Xiaofan Wang has served as our chief financial officer since November 2013 and executive vice president since May 2016. Prior to that, she was our Vice President since January 2008. Ms. Wang joined us in 2001 and has held a number of managerial positions at our company. In 2017, Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings. Prior to joining us, she served as finance manager in China eLabs, a venture capital firm, from 2000 to 2001. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Ms. Wang serves on the board of directors of Huazhu Group Limited (Nasdaq: HTHT) since January 2018. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA).

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen served as our president from August 2003 to October 2005 and as chief financial officer from 2000 to October 2005. Prior to founding our company, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen also serves as a director of a number of public and private companies, including Noah Holdings Limited (NYSE: NOAH), Pinduoduo Inc. (Nasdaq: PDD), Meituan Dianping (SEHK: 03690) and China Renaissance Holdings Limited (SEHK: 01911). Mr. Shen received his Master’s degree from Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.

Qi Ji is one of the co-founders of our company. He has served as our director since our inception. He was the chief executive officer and president of our company from 1999 to 2001. Mr. Ji founded Huazhu Group Limited (Nasdaq: HTHT) and has also served as the executive chairman since February 2007. He also served as the chief executive officer of Huazhu Group Limited from February 2007 to August 2009 and from January 2012 to May 2015. Prior to that, he co-founded Home Inns & Hotels Management Inc., or Home Inns, and served as its chief executive officer from January 2001 to January 2005. Prior to founding Ctrip, Mr. Ji served as the chief executive officer of Shanghai Sunflower High-Tech Group, which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. He received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

Gabriel Li has served at different times on our board of directors since 2000. Mr. Li has been vice chairman of our board since August 2003. Mr. Li is the managing partner and investment committee member of Orchid Asia Group Management Limited, a private equity firm focused on investing in Asia specifically China over the past 20+ years. Prior to Orchid Asia, Mr. Li was a managing director at the Carlyle Group in Hong Kong, overseeing Asian technology investments. From 1997 to 2000, he was at Orchid Asia’s predecessor, where he made numerous investments in China and North Asia. Previously, he was a management consultant at McKinsey & Company in Hong Kong and Los Angeles. Mr. Li is also currently the Director of Nirvana Asia Ltd., Qeeka Home (Cayman) Inc., and Sangfor Technologies Inc. Mr. Li graduated summa cum laude from the University of California at Berkeley, earned his Master’s degree in Science from the Massachusetts Institute of Technology and his Master’s degree in Business Administration from Stanford Business School.

JP Gan has served as our director since 2002. Mr. Gan has been a managing partner of Qiming Venture Partners since 2006. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong corporation, a wireless internet company formerly listed on the Nasdaq. Prior to joining KongZhong, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at Price Waterhouse in the United States from 1994 to 1997. Mr. Gan has also been a director of BiliBili Inc. (Nasdaq: BILI) since 2015. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Booth School of Business and his Bachelor of Business Administration from the University of Iowa.

Robin Yanhong Li has served as our director since 2015. He is co-founder, chairman and chief executive officer of Baidu, and oversees Baidu’s overall strategy and business operations. Mr. Li has been serving as the chairman of Baidu’s board of directors since Baidu’s inception in January 2000 and as Baidu’s chief executive officer since January 2004. Mr. Li served as Baidu’s president from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as a senior engineer for Infoseek, a pioneer in the internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997. Mr. Li currently serves as an independent director and chairman of the compensation committee of New Oriental Education & Technology Group Inc., a NYSE-listed company that provides private educational services in China. Mr. Li also acts as the vice chairman of the internet Society of China (ISC). Mr. Li has also been a vice chairman of All-China Federation of Industry & Commerce since December 2012. Mr. Li received a Bachelor’s degree in information science from Peking University in China and a Master’s degree in computer science from the State University of New York at Buffalo.

Herman Yu has served as our director since October 2017. Mr. Yu currently serves as the chief financial offer of Baidu (Nasdaq: BIDU), overseeing all of its finance functions. Prior to joining Baidu, Mr. Yu was the chief financial officer of Weibo Corp. (Nasdaq: WB) from 2015 to 2017. From 2004 to 2015, Mr. Yu worked at SINA Corp. (Nasdaq: SINA), serving as its chief financial officer over the past 8 years. Mr. Yu began his career in the Silicon Valley, where he held various finance and accounting management positions at Adobe Systems Inc., Cadence Design Systems, Inc. and VeriFone Systems, Inc. Mr. Yu, a California Certified Public Accountant, holds a B.A. in economics from the University of California, Santa Cruz and an M.A. in accountancy from the University of Southern California. He also sits on the boards of 58.com Inc. (NYSE:WUBA) and ZTO Express Inc. (NYSE:ZTO).

B.                                     Compensation

We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$1.7 million in 2018. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans” for options granted to our directors in 2018.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$1.6 million in 2018, excluding compensation paid to Min Fan, James Jianzhang Liang and Jane Jie Sun, who also serve and receive compensation as our executive directors. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2018 aggregate compensation amount. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans” for options granted to our executive officers in 2018.

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

Employees’ Share Incentive Plans

Our board of directors has made share-based awards under five share incentive plans, namely, the Global Share Incentive Plan, as amended and restated in July 2018, or the A&R Global Plan, the 2007 Share Incentive Plan, or the 2007 Plan, the 2005 Employee’s Stock Option Plan, or the 2005 Plan, the 2003 Employee’s Option Plan, or the 2003 Plan, and the 2000 Employee’s Stock Option Plan, or the 2000 Plan. The terms of the 2005 Plan, the 2003 Plan and the 2000 Plan are substantially similar. The purpose of the plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers and directors and to promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

The 2007 Plan, the 2005 Plan, the 2003 Plan and the 2000 Plan have all expired. Under the A&R Global Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to awards was 8,138,463 as of the first business day of 2019, with annual increases on January 1 of each subsequent calendar year by the number of ordinary shares representing 3% of our then total issued and outstanding share capital as of December 31 of the preceding year until the termination of the plan. Under the A&R Global Plan, options to purchase 3,421,145 shares and 64,174 restricted share units were issued and outstanding as of February 28, 2019.

In June 2017, our board of directors approved our Global Share Incentive Plan.

In July 2018, our compensation committee and board of directors amended and restated the Global Share Incentive Plan and approved the Amended and Restated Global Share Incentive Plan to increase the number of shares that may be issued thereunder.

The following table summarizes, as of February 28, 2019, the outstanding options and the outstanding restricted share units granted under our 2007 Plan and the A&R Global Plan to the individual executive officers and directors named below. The table gives effect to the modifications described above.

	Ordinary Shares Underlying Options / Restricted Share Units Granted		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	1,940,200		161.96; 179.64; 237.00; 247.44; 324.96; 350.72; 209.04	From January 9, 2014 to November 9, 2018	From January 9, 2022 to November 9, 2026
	109,500	(1)	—	From February 8, 2016 to February 9, 2018	—
Jane Jie Sun	980,200		102.84; 87.96; 70.32; 78.56; 161.96; 179.64; 237.00; 247.44; 324.96; 350.72; 209.04	From November 18, 2011 to November 9, 2018	From November 18, 2019 to November 9, 2026
	34,500	(1)	—	From February 8, 2016 to February 9, 2018	—
Min Fan	426,867		102.84; 87.96; 70.32; 78.56; 161.96; 179.64; 237.00; 247.44; 324.96; 350.72; 0.01	From November 18, 2011 to November 9, 2018	From November 18, 2019 to November 9, 2026
	8,000	(1)	—	From February 8, 2016 to February 9, 2018	—
Maohua Sun	*		237.00; 247.44; 324.96; 350.72	From April 2, 2015 to February 9, 2018	From April 2, 2023 to February 9, 2026
	*	(1)	—	February 8, 2016	—
Cindy Xiaofan Wang	*		161.96; 179.64; 237.00; 247.44; 324.96; 350.72; 209.04; 0.01	From January 9, 2014 to November 9, 2018	From January 9, 2022 to November 9, 2026
	*	(1)	—	February 8, 2016	—
Neil Nanpeng Shen	*		78.56; 179.64; 237.00; 247.44; 324.96; 350.72; 209.04	From January 27, 2013 to November 9, 2018	January 27, 2021 to November 9, 2026
Qi Ji	*		179.64; 237.00; 247.44; 324.96; 350.72; 209.04	From December 6, 2014 to November 9, 2018	From December 6, 2022 to November 9, 2026
Gabriel Li	*		78.56; 179.64; 237.00; 247.44; 324.96; 350.72; 209.04	From January 27, 2013 to November 9, 2018	From January 27, 2021 to November 9, 2026
JP Gan	*		179.64; 237.00; 247.44; 324.96; 350.72; 209.04	From December 6, 2014 to November 9, 2018	From December 6, 2022 to November 9, 2026

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

The following paragraphs summarize the principal terms of our A&R Global Plan.

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

Vesting Schedule.  In general, the plan administrator determines, or the incentive award agreement specifies, the vesting schedules. Our vesting schedule is mainly that one-tenth of the incentive awards vest 12 months after a specified vesting commencement date, an additional three-tenth vest 24 months after the specified vesting commencement date, another three-tenth vest 36 months after the specified vesting commencement date and the remaining three-tenth vest 48 months after the specified vesting commencement date, subject to other terms under the Global Plan and the incentive award agreement.

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

Compensation Committee.  Our compensation committee reviews and evaluates and, if necessary, revises the compensation policies adopted by the management. Our compensation committee also determines all forms of compensation to be provided to our senior executive officers. In addition, the compensation committee reviews all annual bonuses, long-term incentive compensation, share options, employee pension and welfare benefit plans. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated.

As of the date of this annual report, our compensation committee consists of Messrs. Gan, Ji and Shen, all of whom meet the “independence” definition under the Nasdaq Rules.

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

D.                                    Employees

As of December 31, 2018, we and our consolidated subsidiaries and consolidated affiliated Chinese entities had approximately 45,100 employees, including approximately 3,400 in management and administration, approximately 14,900 in our customer service centers, approximately 6,000 in sales and marketing, and approximately 20,800 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Nantong and Chengdu. We consider our relations with our employees to be good.

E.                                     Share Ownership

As of February 28, 2019, 69,187,290 of our ordinary shares were issued and outstanding (excluding the 4,502,213 ordinary shares that were issued to Bank of New York Mellon, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and for our treasury ADSs). Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2019 by each of our directors and executive officers and each person known to us to own beneficially more than 5% of our ordinary shares. Except as otherwise noted, the address of each person listed in the table is c/o Ctrip.com International, Ltd., 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned (1)
	Number	% (2)
Directors and Senior Management:
James Jianzhang Liang (3)	1,465,071	2.1%
Min Fan (4)	1,313,939	1.9%
Jane Jie Sun (5)	805,184	1.2%
Neil Nanpeng Shen (6)	*	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	*
All directors and officers as a group (7)	4,105,327	5.8%
Principal Shareholders:
Baidu Entities (8)	13,144,917.5	19.0%
Baillie Gifford & Co (Scottish Partnership) (9)	6,026,364	8.7%
Booking Entities (10)	5,800,440.25	8.0%
T.ROWE PRICE ASSOCIATES, INC. (11)	4,072,481	5.9%

*       Less than 1% of our total outstanding ordinary shares.

Notes:

(1)              Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities.

(2)              For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding as of February 28, 2019, the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after February 28, 2019, and the number of ordinary shares in the form of ADSs assuming full conversion of notes held by such person or group to ADSs at the initial conversion rate.

(3)              Includes 782,871 ordinary shares held by Mr. Liang and 682,200 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2019 held by Mr. Liang.

(4)              Includes 897,739 ordinary shares held Mr. Fan and 416,200 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2019 held by Mr. Fan.

(5)              Includes 152,984 ordinary shares held by Ms. Sun and 652,200 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2019.

(6)              Mr. Shen’s business address is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.

(7)              Includes 2,229,429 ordinary shares and 1,875,898 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2019 held by all of our current directors and executive officers, as a group.

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

(9)              Includes 6,026,364 ordinary shares represented by ADSs held by Baillie Gifford & Co (Scottish Partnership). Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with SEC on January 24, 2019. Please see the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with SEC on January 24, 2019 for information relating to Baillie Gifford & Co (Scottish Partnership). The address for Baillie Gifford & Co (Scottish Partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, the United Kingdom.

(10)       Includes 2,636,075 ordinary shares represented by ADSs held by Priceline Group Treasury Company B.V., an indirectly wholly-owned subsidiary of Booking Holdings Inc. (formerly known as The Priceline Group Inc.), 67,994 ordinary shares held by Booking and an aggregate of 3,096,371.25 ordinary shares represented by ADSs issuable to Booking Holdings Treasury Company upon conversion of the convertible notes subscribed for and purchased by Priceline Group Treasury Company B.V. from the Company on August 7, 2014, May 29, 2015, December 11, 2015 and September 12, 2016 and later transferred to Booking Holdings Treasury Company in December 2018. Priceline Group Treasury Company B.V., Booking Holdings Treasury Company and Booking are collectively referred to as “Booking Entities” in this annual report. Information regarding beneficial ownership is reported as of September 12, 2016, based on the information contained in the Schedule 13D/A filed by the Booking Entities with SEC on September 19, 2016. Please see the Schedule 13D/A filed by the Booking Entities with SEC on September 19, 2016 for information relating to Booking. The address for Priceline Group Treasury Company B.V. is Herengracht 597, Amsterdam 1017CE, Netherlands, and the address for Booking is c/o Booking Holdings Inc., 800 Connecticut Avenue, Norwalk, CT 06854, the United States.

(11)       Includes 4,072,481 ordinary shares represented by ADS held by T.ROWE PRICE ASSOCIATES, INC. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G/A filed by T.ROWE PRICE ASSOCIATES, INC. with SEC on February 14, 2019. Please see the Schedule 13G/A filed by T.ROWE PRICE ASSOCIATES, INC. with SEC on February 14, 2019 for information relating to T.ROWE PRICE ASSOCIATES, INC. The address for T.ROWE PRICE ASSOCIATES, INC. is 100 E. Pratt Street, Baltimore, Maryland 21202, the United States.

As of February 28, 2019, 69,187,290 of our ordinary shares were issued and outstanding (excluding the 4,502,213 ordinary shares that were issued to Bank of New York Mellon, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and for our treasury ADSs). Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 28, 2019, 60,872,006 ordinary shares were held by two record shareholders in the United States, including 60,872,005 ordinary shares (including treasury shares that were repurchased but not retired by the Company) held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Technical Consulting and Services Agreements.  Ctrip Travel Information and Ctrip Travel Network, each a wholly-owned PRC subsidiary of ours, provide our consolidated affiliated Chinese entities, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, our consolidated affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2018, our consolidated affiliated Chinese entities paid Ctrip Travel Information (after our restructuring of business lines and restatement of contractual arrangements in 2015) and Ctrip Travel Network (after our restructuring of business lines and restatement of contractual arrangements in 2015) a quarterly fee based on the number of transportation tickets sold in the quarter, at an average rate from RMB4 (US$0.6) to RMB5 (US$0.7) per ticket. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. The services fees paid by all of such consolidated affiliated Chinese entities as a percentage of their total net income were 96.3%, 68.3% and 88.5% for the years ended December 31, 2016, 2017 and 2018. Ctrip Travel Information or Ctrip Travel Network, as appropriate, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable consolidated affiliate Chinese entity.

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

Share Pledge Agreements.  The shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, have pledged their respective equity interests in the applicable consolidated affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such consolidated affiliated Chinese entities of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. In the event any of such consolidated affiliated Chinese entity breaches any of its obligations or any shareholder of such consolidated affiliated Chinese entities breaches his or her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests after the pledge is registered with the relevant local branch of SAMR, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the PRC citizen(s) designated by us. These share pledge agreements are effective until two years after the pledgor and the applicable consolidated affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.

As of the date of this annual report, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the relevant contractual arrangements mentioned herein. After the pledge is registered with the relevant local branch of SAMR, Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge, along with this agreement, will be effective upon registration with the local branch of the SAMR, and will expire when all obligations under the relevant contractual arrangements have been satisfied or when each of Hui Cao and Hui Wang completes a transfer of equity interest and ceases to hold any equity interest in Qunar Beijing. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are otherwise substantially similar to the terms described in the foregoing paragraph.

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

Date of Loan Agreement	Borrower	Significant Consolidated Affiliated Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			(in millions of RMB)	(in millions of US$)			(in millions of RMB)	(in millions of US$)
December 14, 2015	Min Fan	Ctrip Commerce	26.9	3.9	None	December 13, 2025	26.9	3.9
December 14, 2015	Maohua Sun	Ctrip Commerce	3.1	0.4	None	December 13, 2025	3.1	0.4
December 14, 2015	Min Fan	Chengdu Ctrip	497.5	72.4	None	December 13, 2025	497.5	72.4
December 14, 2015	Qi Shi	Chengdu Ctrip	2.5	0.4	None	December 13, 2025	2.5	0.4
March 23, 2016	Hui Cao	Qunar Beijing	6.6	1.0	None	Until repayment notice	6.6	1.0
March 23, 2016	Hui Wang	Qunar Beijing	4.4	0.6	None	Until repayment notice	4.4	0.6

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

Share Incentive Grants

Please refer to “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans.”

Employment Agreements

See “Item 6.B. Directors, Senior Management and Employees — Compensation.”

Commissions from Homeinns and BTG

In December 2016, in connection with our share exchange transaction with BTG and Homeinns, we exchanged our previously held equity interest in Homeinns for 22% equity interest of BTG. BTG had entered into agreements with us to provide hotel rooms for our customers. Total commissions from BTG amounted to RMB93 million (US$14 million) for the year ended December 31, 2018. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Commissions from Huazhu and its affiliates

One of our hotel suppliers, Huazhu Group Limited, or Huazhu, has a director in common with our company and a director who is a family member of one of our officers. Huazhu has entered into agreements with us to provide hotel rooms for our customers. Total commissions Huazhu paid us amounted to RMB61 million (US$9 million) for the year ended December 31, 2018. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Commissions to/from Tongcheng-eLong

In 2014, we purchased a minority stake of LY.com. We have entered into agreements to provide hotel rooms to LY.com. In 2015, we acquired approximately 38% share capital of eLong, Inc. We subsequently participated as a member in the buying consortium in eLong, Inc. going-private transaction that was completed in May 2016. In March 2018, eLong completed a merger with LY.com and the enlarged group Tongcheng-eLong supersedes eLong and LY.com to promote our hotel rooms on their platforms. Before the merger, we paid commission of RMB66 million (US$10 million) and RMB6 million (US$ 1 million) to eLong and LY.com, respectively, and eLong paid commission of RMB63 million (US$9 million) to us for the year ended December 31, 2018. After the merger, total commissions to Tongcheng-eLong paid by us amounted to RMB516 million (US$75 million) and Tongcheng-eLong paid commissions to us amounted to RMB190 million (US$28 million) for the year ended December 31, 2018.

Commissions to Baidu

In October 2015, we completed a share exchange transaction with Baidu. We entered into various agreements with Baidu to promote our hotels, ticketing services and tour products on Baidu’s platform. We paid commissions to Baidu amounting to RMB67 million (US$10 million) in 2018.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8                           FINANCIAL INFORMATION

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

ITEM 9                           THE OFFER AND LISTING

A.                                     Offer and Listing Details.

Our ADSs have been listed on the Nasdaq Global Market since December 2003 and the Nasdaq Global Select Market since July 2006. Our ADSs are traded under the symbol “CTRP.” On December 1, 2015, we effected a change of the ratio of the ADSs to ordinary shares from four ADSs representing one ordinary share to eight ADSs representing one ordinary share.

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

F                                        Expenses of the Issue

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

Redemption, Repurchase and Surrender of Shares.  We may issue shares on the terms that such shares are subject to redemption, at our option or at the option of the holders thereof on such terms and in such manner as may be determined, prior to the issue of such shares, by special resolution. Our company may also repurchase any of our shares (including redeemable shares) provided that the manner of such purchase has been authorized by an ordinary resolution of our shareholders. Under the Companies Law (2018 Revision), the redemption or repurchase of any share may be paid out of our company’s profits or share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company shall, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Shareholder Rights Plan

On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on December 3, 2007. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from us one ordinary share at a price of US$700 per ordinary share, subject to adjustment. On August 7, 2014, we entered into a First Amendment and, subsequently on the same day, a Second Amendment to the Rights Agreement dated as of November 23, 2007 between the Bank of New York Mellon and us. Through these two amendments, we (a) extended the term of our rights plan for another ten years and the Rights will expire on August 6, 2024, subject to the right of our board of directors to extend the rights plan for another ten years prior to its expiration; and (b) modified the trigger threshold of the Rights to allow more flexibility. Specifically, shareholders who file or are entitled to file beneficial ownership statement on Schedule 13G pursuant to Rule 13d-1(b)(1) of the Exchange Act, typically institutional investors with no intention to acquire control of the issuer, will be able to beneficially own up to 20% of our total outstanding shares before the Rights are triggered, while all other shareholders must maintain their beneficial ownership at a level below 10% of our total outstanding shares before the Rights are triggered, among other things. Certain named shareholders are defined as “Exempted Person” under the currently effective rights plan as long as their beneficial ownership do not exceed 10% of our total outstanding shares. On May 29, 2015, October 26, 2015 and December 23, 2015, we entered into a Third Amendment, a Fourth Amendment and a Fifth Amendment to the Rights Agreement with the Bank of New York Mellon, respectively, for the purposes of amending the definition of “Exempted Person.” Accordingly, in so far as Booking and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person (excluding the number of our ADSs or the ordinary shares that are beneficially owned by Booking and any of its subsidiaries due to any such entity’s ownership or conversion of that certain note issued by us pursuant to a convertible note purchase agreement dated December 9, 2015 between a subsidiary of Booking and us) at all times does not exceed fifteen percent (15%) of the ordinary shares then outstanding in the aggregate and in so far as Baidu and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person at all times does not exceed twenty-seven percent (27%) of the ordinary shares then outstanding in the aggregate.

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

We have a compensation committee that assists the board in reviewing and approving the compensation structure and form of compensation of our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated.

For details of our board committees, see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Board of Directors.”

C.                                    Material Contracts

Other than in the ordinary course of business and other than the one described under this item, in “Item 4. Information on the Company” and “Item 7.B. — Major Shareholders and Related Party Transactions — Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report: a €980 million term loan agreement dated June 8, 2017 among Ctrip.com International, Ltd. (as borrower), Bank of China (as sole mandated lead arranger), Industrial and Commercial Bank of China, Shanghai Branch and Shanghai Pudong Development Bank, Shanghai Branch (as joint lead arrangers), Bank of China, Shanghai Branch (as agent), Bank of China, Shanghai Changning Sub-branch (as guarantee agent), and certain lenders.

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

•                  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•                  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial trust decisions or (2) has a valid election in effect to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation is considered to be a passive foreign investment company, or PFIC, for any taxable year if either:

•                  at least 75% of its gross income is passive income; or

•                  at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although we do not believe that we should be treated as a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2018, there can be no assurance in this regard. Because the value of our assets and the amount of our active goodwill will generally be determined by reference to the market price of our ADSs and ordinary shares for purposes of the asset test, recent fluctuations in the market price of our ADSs or ordinary shares put us at risk of being classified as a PFIC for our taxable year ended December 31, 2018. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for our current taxable year ending December 31, 2019, or for any future taxable year.

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

In the case of a U.S. Holder who has held our ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof), and has not previously made a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging such ADSs or ordinary shares of the PFIC taint. You should consult your tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of our ADSs or ordinary shares, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                    Documents on Display

We have previously filed with SEC a registration statement on Form F-1, as amended and prospectus under the Securities Act, with respect to our underlying ordinary shares represented by ADSs. We have also previously filed with SEC (i) our registration statement on Form F-2, as amended, in 2004 and prospectus under the Securities Act, with respect to the sale of ADSs by certain selling shareholders; (ii) our registration statement on Form F-3 in 2007 and prospectus under the Securities Act, with respect to the sale of ADSs by a selling shareholder; (iii) our registration statement on Form F-3 in 2010 with respect to the sale of ADSs by our company and any selling shareholders on a continuous basis and a prospectus under the Securities Act; and (iv) our registration statement on Form F-3 in 2015 with respect to the sale of ADSs by our company on a continuous basis and “shelf takedown” prospectus supplements.

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

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk.  Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks, interest rates associated with the issuance of the 2020 Notes, the 2025 Notes, the 2022 Notes, the 2019 Booking Notes, the 2020 Booking Notes, the 2025 Booking Notes, the 2022 Booking Notes and the 2025 Hillhouse Notes. For information about these notes, see “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.” We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance as of December 31, 2018, a one basis point decrease in interest rates would result in approximately a RMB4 million (US$0.6 million) decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.

Foreign Exchange Risk.  We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while the majority of our revenues are denominated in Renminbi. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar-denominated assets. We have used forward contracts and currency borrowings to hedge our exposure to foreign currency risk. For the year ended December 31, 2018, foreign exchange losses accounted for approximately -2% of our net income. As of December 31, 2018, a 1% strengthening/weakening of Renminbi against U.S. dollars would have increased/decreased our net income by 0.5%. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Future movements in exchange rates between the U.S. dollars and Renminbi may adversely affect the value of our ADSs.”

Investment Risk.  As of December 31, 2018, our equity method investments totaled US$1.8 billion. We periodically review our investments for impairment. Unrealized gains on transactions between the affiliated entity and us are eliminated to the extent of our interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We are unable to control these factors and an impairment charge recognized by us will impact our operating results and financial position.

In December 2016, in connection with our share exchange transaction with BTG and Homeinns, we exchanged our previously held equity interest in Homeinns for 22% equity interest of BTG and recognized a gain of RMB1.4 billion. If BTG experiences a net loss in the future, we will share its net loss proportionate to our equity interest. In May 2015, we acquired approximately 38% share capital of eLong, Inc. We subsequently participated as a member in the buying consortium in eLong, Inc. going-private transaction that was completed in May 2016. In March 2018, eLong consummated a merger with LY.com with share swap transaction. We received an equity method investment in the enlarged group with previously held equity investment and preferred shares of eLong be exchanged. For the year ended December 31, 2018, we acquired additional equity interest and after these transactions, we had 27% equity interest in the enlarged group and applied equity method for this investment.

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

Persons depositing or withdrawing shares must pay:	For:

$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	☐ Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

☐ Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$ 0.02 (or less) per ADS	☐ Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	☐ Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$ 0.02 (or less) per ADSs per calendar year	☐ Depositary services

Registration or transfer fees	☐ Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	☐ Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

☐ Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	☐ As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	☐ As necessary

Fees and Payments from the Depositary to Us

We expect to receive from the depositary a reimbursement of approximately US$5 million, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2018. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.

PART II.

ITEM 13.                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule  13a-15(b) under the Exchange Act, our management, including our chief executive officer, Jane Jie Sun, and our chief financial officer, Cindy Xiaofan Wang, has performed an assessment of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that assessment, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2018.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2018 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2018, as stated in their report.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2018, as stated in their report that appears on page F-2 of this annual report.

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

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Directors, Senior Management and Employees — Board Practices.”

ITEM 16B.        CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, financial controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our annual report on Form 20-F for our fiscal year 2003, and posted the code on our investor relations website at ir.ctrip.com. On March 3, 2009, our board of directors approved amendments to our code of ethics and on July 13, 2012, the code of ethics was further amended and restated by our board of directors. We have filed our amended and restated code of business conduct and ethics as an exhibit to our annual report on Form 20-F for our fiscal year 2012, and posted the amended and restated code on our investor relations website at ir.ctrip.com. On October 31, 2017, our board of directors approved our further amended and restated code of business conduct and ethics. We have filed our amended and restated code of business conduct and ethics as Exhibit 11.1 to our annual report on Form 20-F for our fiscal year 2017. You can also find the amended and restated code of business conduct and ethics on our investor relations website at ir.ctrip.com.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal accountant, for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Audit Fees (1)	16,630,916	17,084,868	2,484,891
Audit Related Fees (2)	513,050	4,697,050	683,158
Tax Fees (3)	4,812,771	1,715,553	249,517
All Other Fees (4)	9,000	9,000	1,309

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

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.        PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We had adopted several share repurchase plans that were completed prior to January 1, 2018. On April 3, 2014, our board of directors approved an additional share repurchase plan, or the 2014 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$600 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. Under the 2014 Repurchase Plan, we were authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions, in the their judgment, warrant, in accordance with all applicable requirements of Rule 10b-18 under the Exchange Act and on the terms set out in the resolutions of our board of directors approving such share repurchase. As of the date of this annual report on Form 20-F, we purchased approximately 42 million ADSs with a total consideration of approximately US$510 million from the open market under the 2014 Repurchase Plan.

Period	Total Number of ADS Purchased	Average Price Paid Per ADS (1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
January 1 to January 31, 2018	—	US$	N/A	—	US$	505,310,115
February 1 to February 28, 2018	—	US$	N/A	—	US$	505,310,115
March 1 to March 31, 2018	—	US$	N/A	—	US$	505,310,115
April 1 to April 30, 2018	—	US$	N/A	—	US$	505,310,115
May 1 to May 31, 2018	—	US$	N/A	—	US$	505,310,115
June 1 to June 30, 2018	—	US$	N/A	—	US$	505,310,115
July 1 to July 31, 2018	—	US$	N/A	—	US$	505,310,115
August 1 to August 31, 2018	—	US$	N/A	—	US$	505,310,115
September 1 to September 30, 2018	—	US$	N/A	—	US$	505,310,115
October 1 to October 31, 2018	—	US$	N/A	—	US$	505,310,115
November 1 to November 30, 2018	—	US$	N/A	—	US$	505,310,115
December 1 to December 31, 2018	—	US$	N/A	—	US$	505,310,115
Total	—	US$	N/A	—	US$	505,310,115

(1)         Each ADS represents 0.125 ordinary shares.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.       CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. In lieu of (i) the requirements of Rule 5605(b) of the Nasdaq Rules that a majority of a Nasdaq-listed company’s board of directors be independent directors as defined in Rule 5605(a)(2), and (ii) the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we intend to follow our home country practices with respect to the composition of our board of directors and approval for adoption and material amendment to our equity-based compensation plans. Our Cayman Islands counsel has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to follow or comply with the requirements of the Rule 5600 series of the Nasdaq Rules (except for those rules that are required to be followed pursuant to Rule 5615(a)(3)). Nasdaq has acknowledged the receipt of this letter.

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

Exhibit Number	Document
4.1

Form of Ctrip.com International, Ltd. Stock Option Plans (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-110455) and Exhibit 10.23 to our Registration Statement on Form F-2 (File No. 333-121080) filed with the Securities and Exchange Commission on November 13, 2003 and December 8, 2004, respectively)

4.2

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3

Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4

Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.5

Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F (File No. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.6

Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.7

Translation of Executed Form of Technical Consulting and Services Agreement between a wholly-owned subsidiary of the Registrant and a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed technical consulting and services agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 23, 2018)

4.8

Translation of Executed Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and shareholders of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 23, 2018)

4.9

Translation of Executed Form of Exclusive Call Option Agreement among a wholly-owned subsidiary of the Registrant, a consolidated affiliated Chinese entity of the Registrant and a shareholder of the consolidated affiliated Chinese entity, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 23, 2018)

4.10

Translation of Executed Form of Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed share pledge agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 23, 2018)

4.11

Translation of Executed Form of Power of Attorney by a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed power of attorney adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 23, 2018)

4.12

Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.13

Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.14

Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.15

Ctrip.com International, Ltd. 2007 Share Incentive Plan, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

Exhibit Number	Document
4.16

Purchase Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(B) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.17

Registration Rights Agreement dated May 7, 2009 between Ctrip.com International, Ltd. and Home Inns & Hotels Management Inc. (incorporated by reference to Exhibit 99.(C) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-82520) filed with the Securities and Exchange Commission on May 21, 2009)

4.18

Subscription Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (currently known as Huazhu Group Limited) (incorporated by reference to Exhibit 99.(A) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.19

Share Purchase Agreement dated March 12, 2010 between Ctrip.com International, Ltd. and the selling shareholders named therein (incorporated by reference to Exhibit 99.(B) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.20

Investor and Registration Rights Agreement dated March 12 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited (currently known as Huazhu Group Limited) (incorporated by reference to Exhibit 99.(C) to our General Statement of Acquisition of Beneficial Ownership on Schedule 13D (File No. 005-85408) filed with the Securities and Exchange Commission on April 9, 2010)

4.21

Translation of Construction Contract as of February 2012 between Chengdu Ctrip Information Technology Co., Ltd. and Hunan No. 1 Engineering Co., Ltd. (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.22

Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.23

Indenture dated September 24, 2012 constituting US$180.0 million 0.50% Convertible Senior Notes due 2017 (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 29, 2013)

4.24

Indenture dated October 17, 2013 constituting US$800.0 million 1.25% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 4.32 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 28, 2014)

4.25

Convertible Note Purchase Agreement dated August 7, 2014 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. for the issuance and purchase of US$500 million 1.00% convertible note due 2019 (incorporated by reference to Exhibit 2 to Schedule 13D (File No. 005-79455) filed by The Priceline Group Inc. (currently known as Booking Holdings Inc.) with the Securities and Exchange Commission on September 29, 2014)

4.26

The Secured Credit Agreement dated December 29, 2014 between Ctrip Investment Holding Ltd and Exquisite Marine Ltd. (incorporated by reference to Exhibit 4.37 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2015)

4.27

Share Purchase Agreement for the acquisition of certain shares of eLong dated May 22, 2015 between Ctrip.com International, Ltd., C-Travel International Limited, Keystone Lodging Holdings Limited, Plateno Group Limited, Luxuriant Holdings Limited, Expedia, Inc. and Expedia Asia Pacific — Alpha Limited. (incorporated by reference to Exhibit B to Schedule 13D (File No. 005-80401) filed by Ctrip.com International, Ltd. with the Securities and Exchange Commission on June 1, 2015)

4.28

Right of First Refusal Agreement dated May 22, 2015 by and between C-Travel International Limited and Keystone Lodging Holdings Limited (incorporated by reference to Exhibit D to Schedule 13D (File No. 005-80401) filed by Ctrip.com International, Ltd. with the Securities and Exchange Commission on June 1, 2015)

4.29

Convertible Note Purchase Agreement dated May 26, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. for the issuance and purchase of US$250 million 1.00% convertible note due 2020 (incorporated by reference to Exhibit 1 to Schedule 13D/A (File No. 005-79455) filed by The Priceline Group Inc. (currently known as Booking Holdings Inc.) with the Securities and Exchange Commission on May 29, 2015)

4.30

Purchase Agreement dated June 18, 2015 between Ctrip.com International, Ltd. and J.P. Morgan Securities LLC for the issuance of US$700 million 1.00% Convertible Senior Notes due 2020 and US$400 million 1.99% Convertible Senior Notes due 2025 (incorporated by reference to Exhibit 4.42 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

Exhibit Number	Document
4.31

Indenture dated June 24, 2015 constituting US$700 million 1.00% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.32

Indenture dated June 24, 2015 constituting US$400 million 1.99% Convertible Senior Notes due 2025 (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.33

Share Exchange Agreement dated as of October 24, 2015 among Baidu, Inc., Baidu Holdings Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 2 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.34

Standstill Agreement dated as of October 26, 2015 between Baidu, Inc. and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 3 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.35

Registration Rights Agreement dated as of October 26, 2015 between Baidu Holdings Limited and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.36

Convertible Note Purchase Agreement dated December 9, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. for the issuance and purchase of US$500 million 2.00% convertible note due 2025 (incorporated by reference to Exhibit 1 to Schedule 13D/A (File No. 005-79455) filed by The Priceline Group Inc. (currently known as Booking Holdings Inc.) with the Securities and Exchange Commission on December 14, 2015)

4.37

Third Amended and Restated Standstill Agreement dated December 9, 2015 between Ctrip.com International, Ltd. and The Priceline Group Inc. (currently known as Booking Holdings Inc.) (incorporated by reference to Exhibit 2 to Schedule 13D/A (File No. 005-79455) filed by The Priceline Group Inc. (currently known as Booking Holdings Inc.) with the Securities and Exchange Commission on December 14, 2015)

4.38

Convertible Note Purchase Agreement dated December 9, 2015 among Ctrip.com International, Ltd., Gaoling Fund, L.P. and YHG Investment, L.P. for the issuance and purchase of US$500 million 2.00% convertible notes due 2025 (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.39

Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards dated December 9, 2015 between Ctrip.com International, Ltd. and Qunar Cayman Islands Limited (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.40

Restated Exclusive Technical Consulting and Services Agreement dated March 23, 2016 between Beijing Qu Na Information Technology Co., Ltd. and Beijing Qunar Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.41

Loan Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.42

Equity Option Agreement dated March 23, 2016 among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Co., Ltd., Hui Cao, Hui Wang and Beijing Qu Na Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.43

Equity Interest Pledge Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.44

Power of Attorney by Hui Cao and Hui Wang dated March 23, 2016 (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.45

Form of Underwriting Agreement dated September 7, 2016 among Ctrip.com International, Ltd., J.P. Morgan Securities LLC and Morgan Stanley & Co International plc for the issuance of 28,500,000 ADSs (incorporated by reference to Exhibit 1.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 6, 2016)

Exhibit Number	Document
4.46

Purchase Agreement dated September 7, 2016 among Ctrip.com International, Ltd., J.P. Morgan Securities LLC and Morgan Stanley & Co International plc for the issuance of US$975 million 1.25% convertible senior notes due 2022 (incorporated by reference to Exhibit 4.46 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017)

4.47

Indenture dated September 12, 2016 constituting US$975 million 1.25% convertible senior notes due 2022 (incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017)

4.48

Subscription Agreement dated September 6, 2016 between Ctrip.com International, Ltd. and Baidu Holdings Limited for the subscription of our ordinary shares in the amount of US$100 million (incorporated by reference to Exhibit 4.48 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017)

4.49

Agreement dated November 23, 2016 among Ctrip.com International, Ltd. and the sellers stated therein for the purchase and sale of shares of Skyscanner (incorporated by reference to Exhibit 4.49 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017)

4.50

Translation of Subscription Agreement for Private Placement Shares of China Eastern Airlines Corporation Limited dated June 27, 2016 between China Eastern Airlines Corporation Limited and Shanghai Licheng Information Technology Co., Ltd., an indirect subsidiary of Ctrip.com International, Ltd., for the private placement of A shares of China Eastern Airlines Corporation Limited in the amount of approximately RMB3 billion (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017)

4.51

English summary of €980 Million Term Loan Agreement dated June 8, 2017 among Ctrip.com International, Ltd. (as borrower), Bank of China (as sole mandated lead arranger), Industrial and Commercial Bank of China, Shanghai Branch and Shanghai Pudong Development Bank, Shanghai Branch (as joint lead arrangers), Bank of China, Shanghai Branch (as agent), Bank of China, Shanghai Changning Sub-branch (as guarantee agent), and certain lenders (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 23, 2018)

4.52

Ctrip.com International, Ltd. Amended and Restated Global Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (File No. 333-230297) filed with the Securities and Exchange Commission on March 15, 2019)

8.1*	List of Significant Consolidated Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant, as amended and restated as of October 31, 2017 (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 23, 2018)

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

Date: March 15, 2019

CTRIP.COM INTERNATIONAL, LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ctrip.com International, Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ctrip.com International, Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and December 31, 2017, and the related consolidated statements of income/(loss) and comprehensive income/(loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers and the manner in which it accounts for investments in equity securities in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 15, 2019

We have served as the Company’s auditor since 2003.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In millions, except for share and per share data)

	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Revenues:
Accommodation reservation	7,321	9,531	11,580	1,684
Transportation ticketing	8,827	12,221	12,947	1,883
Packaged-tour	2,315	2,973	3,772	549
Corporate travel	608	753	981	143
Others	734	1,515	1,824	265
Total revenues	19,805	26,993	31,104	4,524
Less: Sales tax and surcharges	(560)	(197)	(139)	(20)
Net revenues	19,245	26,796	30,965	4,504
Cost of revenues	(4,730)	(4,678)	(6,324)	(920)
Gross profit	14,515	22,118	24,641	3,584

Operating expenses:
Product development	(7,687)	(8,259)	(9,620)	(1,399)
Sales and marketing	(5,861)	(8,294)	(9,596)	(1,396)
General and administrative	(2,519)	(2,622)	(2,820)	(410)
Total operating expenses	(16,067)	(19,175)	(22,036)	(3,205)
(Loss)/income from operations	(1,552)	2,943	2,605	379

Interest income	567	988	1,899	276
Interest expense	(732)	(1,286)	(1,508)	(219)
Other (expense)/income	(27)	879	(1,075)	(156)
(Loss)/income before income tax expense, equity in income of affiliates and non-controlling interests	(1,744)	3,524	1,921	280

Income tax expense	(482)	(1,285)	(793)	(115)
Equity in income/(loss) of affiliates	602	(65)	(32)	(5)
Net (loss)/income	(1,624)	2,174	1,096	160

Net loss/(income) attributable to non-controlling interests	206	(19)	16	2
Net (loss)/income attributable to Ctrip.com International, Ltd.	(1,418)	2,155	1,112	162

Net (loss)/income	(1,624)	2,174	1,096	160
Other comprehensive income/(expense):
Foreign currency translation	(324)	723	(1,072)	(156)
Unrealized securities holding gains/(losses), net of tax	915	4,686	(696)	(102)
Reclassification adjustment for net gain recognized on disposal of available-for-sale debt investment	(141)	(40)	—	—
Total comprehensive (loss)/income	(1,174)	7,543	(672)	(98)

Comprehensive loss/(income) attributable to non-controlling interests	206	(19)	16	2
Comprehensive (loss)/income attributable to Ctrip.com International, Ltd.	(968)	7,524	(656)	(96)

(Loss)/earnings per ordinary share
— Basic	(23.97)	32.51	16.25	2.36
— Diluted	(23.97)	30.75	15.67	2.28
(Loss)/earnings per ADS
— Basic	(3.00)	4.06	2.03	0.30
— Diluted	(3.00)	3.84	1.96	0.29
Weighted average ordinary shares outstanding
— Basic shares	59,166,582	66,300,808	68,403,426	68,403,426
— Diluted shares	59,166,582	71,775,893	70,924,623	70,924,623

Share-based compensation included in Operating expense above is as follows:
Product development	2,080	1,013	934	136
Sales and marketing	393	186	156	23
General and administrative	1,087	635	617	90

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(In millions, except for share and per share data)

	2017	2018	2018
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	18,243	21,530	3,131
Restricted cash	1,749	4,244	617
Short-term investments	28,130	36,753	5,346
Accounts receivable, net	4,749	5,668	824
Due from related parties	374	1,642	239
Prepayments and other current assets	6,173	9,557	1,390
Total current assets	59,418	79,394	11,547

Long-term deposits and prepayments	840	768	112
Long-term loan receivable	19	—	—
Long-term receivables due from related parties	218	229	33
Land use rights	97	94	14
Property, equipment and software	5,616	5,872	854
Investments	25,574	26,874	3,909
Goodwill	56,246	58,026	8,439
Intangible assets	13,750	13,723	1,996
Deferred tax assets	462	850	124
Total assets	162,240	185,830	27,028

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	16,316	36,011	5,238
Accounts payable	7,459	11,714	1,704
Due to related parties	419	492	72
Salary and welfare payable	3,465	3,694	537
Taxes payable	927	1,019	148
Advances from customers	7,868	9,472	1,378
Accrued liability for customer reward program	610	528	77
Other payables and accruals	5,098	5,854	851
Total current liabilities	42,162	68,784	10,005

Deferred tax liabilities	3,895	3,838	558
Long-term debt	29,220	24,146	3,512
Other long-term liabilities	348	329	48

Total liabilities	75,625	97,097	14,123

Commitments and contingencies (Note 19)

Shareholders’ equity
Share capital (US$0.01 par value; 175,000,000 shares authorized, issued shares as of December 31, 2017 and 2018: 70,529,793 and 72,051,947; outstanding shares as of December 31, 2017 and 2018: 67,600,654 and 69,122,824)	5	5	1
Additional paid-in capital	71,341	73,876	10,745
Statutory reserves	384	484	70
Accumulated other comprehensive income/(loss)	6,379	(1,482)	(216)
Retained earnings	8,838	15,943	2,319
Less: Treasury stock (2,929,139 and 2,929,123 shares as of December 31, 2017 and 2018, respectively)	(2,111)	(2,111)	(307)
Total Ctrip.com International, Ltd. shareholders’ equity	84,836	86,715	12,612

Non-controlling interests	1,779	2,018	293

Total shareholders’ equity	86,615	88,733	12,905

Total liabilities and shareholders’ equity	162,240	185,830	27,028

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In millions, except for share and per share data)

	Ordinary shares (US$0.01 par value)				Accumulated				Total Ctrip.com International,
	Number of shares issued	Par value	Additional paid-in capital	Statutory reserves	other comprehensive income/(loss)	Retained earnings	Number of Treasury stock	Treasury stock	Ltd. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB

Balance as of December 31, 2015	51,167,228	4	37,992	169	560	8,199	(3,577,357)	(2,373)	44,551	19,134	63,685
Cumulative effect of adoption of new accounting standard	—	—	—	—	—	117	—	—	117	—	117
Issuance of ordinary shares for the exercise of stock options	796,582	—	198	—	—	—	—	—	198	—	198
Share-based compensation	—	—	3,560	—	—	—	—	—	3,560	—	3,560
Appropriations to statutory reserves	—	—	—	69	—	(69)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(324)	—	—	—	(324)	—	(324)
Unrealized securities holding gains	—	—	—	—	915	—	—	—	915	—	915
Disposal of available-for-sale debt investment	—	—	—	—	(141)	—	—	—	(141)	—	(141)
Early Conversion of Convertible Notes	330,048	—	29	—	—	—	330,048	137	166	—	166
Net income / (loss)	—	—	—	—	—	(1,418)	—	—	(1,418)	(206)	(1,624)
Issuance of ordinary shares, net of issuance costs	4,436,844	—	10,652	—	—	—	—	—	10,652	—	10,652
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	135	135
Issuance of ordinary shares for settlement of Convertible Notes	1,044,805	—	2,438	—	—	—	—	—	2,438	—	2,438
Disposal of shares in subsidiaries	—	—	—	—	—	—	—	—	—	(3)	(3)
Acquisition of additional shares in subsidiaries	5,407,787	1	8,969	—	—	—	—	—	8,970	(15,501)	(6,531)
Business combination	972,118	—	1,982	—	—	—	—	—	1,982	425	2,407
Balance as of December 31, 2016	64,155,412	5	65,820	238	1,010	6,829	(3,247,309)	(2,236)	71,666	3,984	75,650

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In millions, except for share and per share data)

	Ordinary shares (US$0.01 par value)				Accumulated		Number		Total Ctrip.com International,
	Number of shares issued	Par value	Additional paid-in capital	Statutory reserves	other comprehensive income/(loss)	Retained earnings	of Treasury stock	Treasury stock	Ltd. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB

Issuance of ordinary shares for the exercise of stock options	1,639,073	—	621	—	—	—	—	—	621	—	621
Share-based compensation	—	—	1,834	—	—	—	—	—	1,834	—	1,834
Appropriations to statutory reserves	—	—	—	146	—	(146)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	723	—	—	—	723	—	723
Unrealized securities holding gains	—	—	—	—	4,686	—	—	—	4,686	—	4,686
Disposal of available-for-sale debt investment	—	—	—	—	(40)	—	—	—	(40)	—	(40)
Early Termination of call option	—	—	650	—	—	—	—	—	650	—	650
Issuance of ordinary shares for early Conversion of Convertible Notes	1,043,375	—	2,234	—	—	—	—	—	2,234	—	2,234
Early Termination of Convertible Notes	318,170	—	37	—	—	—	318,170	125	162	—	162
Net income / (loss)	—	—	—	—	—	2,155	—	—	2,155	19	2,174
Acquisition of additional shares in subsidiaries	444,624	—	145	—	—	—	—	—	145	(2,458)	(2,313)
Business combination	—	—	—	—	—	—	—	—	—	234	234

Balance as of December 31, 2017	67,600,654	5	71,341	384	6,379	8,838	(2,929,139)	(2,111)	84,836	1,779	86,615

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In millions, except for share and per share data)

	Ordinary shares (US$0.01 par value)				Accumulated				Total Ctrip.com International,
	Number of shares issued	Par value	Additional paid-in capital	Statutory reserves	other comprehensive income/(loss)	Retained earnings	Number of Treasury stock	Treasury stock	Ltd. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB

Cumulative effect of adoption of new accounting standard (Note 2)	—	—	—	—	(6,093)	6,093	—	—	—	—	—
Issuance of ordinary shares for the exercise of stock options	1,522,154	—	653	—	—	—	—	—	653	—	653
Share-based compensation	—	—	1,707	—	—	—	—	—	1,707	—	1,707
Appropriations to statutory reserves	—	—	—	100	—	(100)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(1,072)	—	—	—	(1,072)	—	(1,072)
Unrealized securities holding losses	—	—	—	—	(696)	—	—	—	(696)	—	(696)
Early Termination of Convertible Notes	16	—	—	—	—	—	16	—	—	—	—
Net income / (loss)	—	—	—	—	—	1,112	—	—	1,112	(16)	1,096
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	394	394
Disposal of shares in subsidiaries	—	—	4	—	—	—	—	—	4	(34)	(30)
Acquisition of additional shares in subsidiaries	—	—	(224)	—	—	—	—	—	(224)	(378)	(602)
Non-controlling interest in subsidiary disposed of in Business Combination	—	—	395	—	—	—	—	—	395	4	399
Business combination	—	—	—	—	—	—	—	—	—	269	269

Balance as of December 31, 2018	69,122,824	5	73,876	484	(1,482)	15,943	(2,929,123)	(2,111)	86,715	2,018	88,733

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In millions)

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)/income	(1,624)	2,174	1,096	160
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	3,560	1,834	1,707	249
Equity in (income)/loss of affiliates	(602)	65	32	5
Loss from disposal of property, equipment and software	9	52	41	6
Gain on disposal of long-term investment	(290)	(1,416)	(1,181)	(173)
Loss/(gain) from disposal of a subsidiary	—	(11)	2	—
Impairments of long-term investment	48	411	—	—
Provision/impairment related to an equity method investment	—	967	61	9
Changes in fair value for equity investments measured at fair value	—	—	3,064	446
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition	—	—	(249)	(36)
Provision for doubtful accounts	32	98	69	10
Depreciation of property, equipment and software	461	490	546	79
Amortization of intangible assets and land use rights	257	393	436	63
Deferred income tax expenses/(benefits)	28	(168)	(632)	(92)
Changes in current assets and liabilities, net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions, net of deconsolidations:
Increase in accounts receivable	(1,349)	(52)	(704)	(102)
(Increase)/decrease in due from related parties	(602)	259	(1,280)	(186)
Decrease/(increase) in prepayments and other current assets	591	410	(2,039)	(297)
Decrease/(increase) in long-term receivables	75	45	(41)	(6)
Increase in accounts payable	1,251	171	3,687	536
Increase/(decrease) in due to related parties	583	(359)	73	11
Increase in salary and welfare payable	1,259	954	220	32
(Decrease)/increase in taxes payable	(778)	(140)	42	6
Increase/(decrease) in advances from customers	2,271	(341)	1,333	194
Increase/(decrease) in accrued liability for customer reward program	65	(49)	(82)	(12)
Increase in other payables and accruals	25	1,282	914	134

Net cash provided by operating activities	5,270	7,069	7,115	1,036

Cash flows from investing activities:
Purchase of property, equipment and software	(683)	(471)	(673)	(98)
Cash paid for long-term investments	(5,408)	(1,541)	(4,387)	(638)
Cash paid for business combinations, net of cash acquired	(9,157)	(309)	1	—
Purchase of intangible assets	(6)	(23)	(35)	(5)
Increase in short-term investments and borrowings	(5,935)	(13,936)	(8,811)	(1,282)
Cash repayment from long-term receivables	212	—	—	—
Cash received from loans to the users	—	441	1,022	149
Cash paid for loans to the users	—	(580)	(998)	(145)
Net change in loans to the users with terms of less than three months	—	(252)	(918)	(134)
Cash received from disposal of long-term investments	717	1,453	723	105
Cash used from deconsolidation of a subsidiary, net of cash disposed	(90)	—	—	—
Cash used from disposal of a subsidiary, net of cash received	—	(11)	(2)	—

Net cash used in investing activities	(20,350)	(15,229)	(14,078)	(2,048)

CTRIP.COM INTERNATIONAL, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In millions)

	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loans	1,980	2,137	11,768	1,712
Proceeds from long-term bank loans	2,550	6,202	2,973	432
Proceeds from exercise of share options	212	732	677	98
Cash paid for acquisition of additional equity stake in subsidiaries	(6,532)	(1,759)	(1,196)	(174)
Cash paid for settlement of convertible notes	(2,034)	—	(3,297)	(480)
Proceeds from securitization debt	—	—	608	88
Cash received from non-controlling shareholders	87	58	393	57
Proceeds from issuance of senior convertible notes, net of issuance costs	6,545	—	—	—
Proceeds from Early Termination of Purchased Call Option	—	650	—	—
Proceeds from issuance of ordinary shares, net of issuance costs	10,653	—	—	—
Repayment of loans due to related parties	(1,821)	—	—	—
Proceeds from repayment of loans due from related parties	651	—	—	—

Net cash provided by financing activities	12,291	8,020	11,926	1,733

Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	1,465	(47)	819	119

Net (decrease)/increase in cash and cash equivalents, restricted cash	(1,324)	(187)	5,782	840
Cash and cash equivalents, restricted cash, beginning of year	21,503	20,179	19,992	2,908
Cash and cash equivalents, restricted cash, end of year	20,179	19,992	25,774	3,748

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	412	1,575	1,315	191
Cash paid for interest, net of amounts capitalized	594	1,218	1,444	210

Supplemental schedule of non-cash investing and financing activities
Conversion of convertible senior notes	2,605	2,396	—	—
Non-cash consideration paid for business acquisitions, investments and non-controlling interest	(14,626)	(1,179)	(942)	(137)
Share exchange for equity investment	(2,499)	—	—	—
Accruals related to purchase of property, equipment and software	(23)	(42)	(22)	(3)
Unpaid cash consideration for business acquisitions and acquisition of additional shares of subsidiary	(497)	(626)	(188)	(27)

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

Adoption of new accounting guidance

On January 1, 2018, the Company adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), using the full retrospective transition approach under which the Company’s previously issued financial statements for 2016 and 2017 were retrospectively adjusted.

The new standard did not change the presentation of the Company’s revenues, which continues to be substantially reported on a net basis. However, the timing of revenue recognition for certain revenue streams is changed under the new standard. In particular, revenue for accommodation reservation services, which used to be recognized after end-users completed their stays, is now recognized when the reservation becomes non-cancellable. Revenue for packaged-tour services, which used to be recognized when packaged-tours were completed, is now recognized on the departure date of the tours. Please refer to “Revenue Recognition” for more details.

The key line items of the Company’s previously issued consolidated income/(loss) statements for 2016 and 2017 that have been retrospectively adjusted as follows (RMB in millions):

	Year Ended December 31, 2017		Year Ended December 31, 2016
	As Reported	As Adjusted	As Reported	As Adjusted
Accommodation reservation	9,517	9,531	7,309	7,321
Packaged-tour	2,970	2,973	2,310	2,315
Total revenue	26,977	26,993	19,788	19,805
Net revenues	26,780	26,796	19,228	19,245
Gross profit	22,101	22,118	14,499	14,515
Income/(loss) from operations	2,926	2,943	(1,568)	(1,552)
Income/(loss) before income tax expense, equity in income of affiliates and non-controlling interests	3,506	3,524	(1,760)	(1,744)
Income tax expense	(1,281)	(1,285)	(478)	(482)
Net income/(loss)	2,161	2,174	(1,636)	(1,624)

The key line items of the Company’s previously issued consolidated balance sheets for 2017 that have been retrospectively adjusted as follows (RMB in millions):

	Balance at December 31, 2017
	As Reported	Adjustments	As Adjusted

Accounts receivable, net	4,559	190	4,749
Total current assets	59,228	190	59,418
Total assets	162,050	190	162,240
Deferred tax liabilities	3,848	47	3,895
Total liabilities	75,578	47	75,625

On January 1, 2018, the Company adopted new financial instruments accounting standard ASU No. 2016-01, which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. The new standard also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. With the adoption of the new standard, the Company recognized the changes in fair value for all equity investments measured at fair value through net income/(loss). For investments in equity securities lacking of readily determinable fair values, the Company elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The new standard also requires the Company to reclassify the accumulated unrealized gain or loss of the equity investments measure at fair value that were previously recognized in other comprehensive income to retained earnings on the date of the adoption. Upon the adoption, the Company reclassified approximately RMB6.1 billion of accumulated other comprehensive income, reflective of the net unrealized gain for the marketable equity securities that existed as of January 1, 2018, into retained earnings.

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

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB30,000,000 as of December 31, 2018.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of December 31, 2018.

Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company hold 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB500,000,000 as of December 31, 2018.

Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various domestic and cross-border business licenses of Qunar. Two senior officers of the Company hold 100% of the equity interest in Qunar Beijing. The registered capital of Qunar Beijing was RMB11,000,000 as of December 31, 2018.

The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.

As of December 31, 2018, the Company has various agreements with its consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

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

Technical Consulting and Services Agreements: Ctrip Travel Information and Ctrip Travel Network, each a wholly owned PRC subsidiary of ours, provide our consolidated affiliated Chinese entities, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, our consolidated affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2018, our consolidated affiliated Chinese entities paid Ctrip Travel Information a quarterly fee based on the number of transportation tickets sold in the quarter, at an average rate from RMB4 (US$0.6) to RMB5 (US$0.7) per ticket. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. Ctrip Travel Information and Ctrip Travel Network, as appropriate, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable consolidated affiliate Chinese entity.

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

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect from January 1, 2020. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and the possibility that such entities will be deemed as foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air-ticketing, travel agency or advertising businesses. Any of these actions could cause significant disruption to the Company’s business operations, and have a severe adverse impact on the Company’s cash flows, financial position and operating performance. If the imposing of these penalties cause the Company to lose its rights to direct the activities of and receive economic benefits from its VIEs, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs.

Summary financial information of the Group’s VIEs in the consolidated financial statements

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB1.4 billion as of December 31, 2018. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Summary financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows:

	As of December 31,
	2017	2018
	RMB(in millions)	RMB(in millions)
Total assets	21,756	26,574
Less: Inter-company receivables	(1,570)	(5,228)
Total assets excluding inter-company	20,186	21,346
Total liabilities	19,282	23,405
Less: Inter-company payables	(12,114)	(14,117)
Total liabilities excluding inter-company	7,168	9,288

As of December 31, 2017 and 2018, the VIEs’ assets mainly consisted of cash and cash equivalent (December 31, 2017: RMB6.6 billion, December 31, 2018: RMB7.2 billion), short-term investment (December 31, 2017: RMB6.1 billion, December 31, 2018: RMB4.3 billion), accounts receivables (December 31, 2017: RMB3.3 billion, December 31, 2018: RMB2.9 billion), prepayments and other current assets (December 31, 2017: RMB1.9 billion, December 31, 2018: RMB3.6 billion) and investments (non-current) (December 31, 2017: RMB1.4 billion, December 31, 2018: RMB2.3 billion). The inter-company receivables of RMB1.6 billion and RMB5.2 billion as of December 31, 2017 and 2018 mainly represented the cash paid by a VIE to one of the Company’s WFOEs for treasury cash management purpose.

As of December 31, 2017 and 2018, the VIEs’ liabilities mainly consisted of accounts payable (December 31, 2017: RMB3.3 billion, December 31, 2018: RMB3.4 billion), other payables and accruals (December 31, 2017: RMB1.5 billion, December 31, 2018: RMB1.7 billion), advance from customers (December 31, 2017: RMB1.1 billion, December 31, 2018: RMB2.3 billion) and short-term debt (December 31, 2017: RMB0.8 billion, December 31, 2018: RMB1.2 billion). The inter-company payables as of December 31, 2017 and 2018 were RMB12.1 billion and RMB14.1 billion, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited (“Ctrip HK”), one of the Company’s wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIEs’ subsidiary and the service fees payable to the WFOEs under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries’ perspectives.

The following table set forth the summary of results of operations of the VIEs and their subsidiaries of the Company:

	For the year ended December 31,
	2016	2017	2018
	RMB(in millions)	RMB(in millions)	RMB(in millions)
Net revenues	8,706	8,237	8,357
Cost of revenues	2,443	2,490	2,983
Net income	101	863	170

As aforementioned, the VIEs mainly conduct transportation ticketing and advertising businesses. Revenues from VIEs accounted for around 27% of the Company’s total revenues in 2018. The air-ticketing continued to increase in 2018, primarily driven by the increase in the air-ticketing volume.

The VIEs’ net income before the deduction of the inter-company consulting fee charges were RMB2.8 billion, RMB2.7 billion and RMB1.5 billion for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The amount of service fees paid by all the VIEs as a percentage of the VIEs’ total net income were 96.3%, 68.3% and 88.5% for the years ended December 31, 2016, 2017 and 2018, respectively.

The following tables set forth the summary of cash flow activities of the VIEs and their subsidiaries of the Company:

	For the year ended December 31,
	2016	2017	2018
	RMB(in millions)	RMB(in millions)	RMB(in millions)
Net cash provided by operating activities	7,191	1,232	591
Net cash used in investing activities	—	—	—
Net cash provided by financing activities	—	—	—

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8755 on December 31, 2018, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

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

Installment credit and nonrecourse securitization debt

The Company provides installment credit solutions to users. Such amounts are recorded at the outstanding principal amount less allowance for doubtful accounts, and include accrued interest receivable and presented in receivable related to financial services in Note 3.

Since 2018, the Company entered into asset backed securitization arrangements with third-party financial institution and set up a securitization vehicle which issued revolving debt securities to third party investors. The Company consolidated the servicer of the securitized debt since economic interests are retained in the form of subordinated interests and it acts as the servicer of securitization vehicles. The proceeds from the issuance of debt securities are reported as current securitization debt. The contractual maturities of the debt securities are within one year, the securities are repaid as collections on the underlying collateralized assets occur and the amounts are included in “short-term debt and current portion of long-term debt”.

As of December 31, 2017 and 2018, the collateralized receivable related to financial services were nil and RMB733 million, respectively, and the non-collateralized receivable related to financial services were RMB596 and RMB818 million, respectively.

For the years ended December 31, 2017 and 2018, the total allowance for the receivable related to financial services was not material. The Company recognized the interest income from the receivable related to financial services in Revenue — Others. The interest expenses in relation to the nonrecourse securitization debt were recognized in the cost of revenue. For the years ended December 31, 2017 and 2018, the interest incomes and the interest expenses were not material.

The gross amount is presented in the investing section of the cash flow statement unless the term of the receivables is 3 month or less, in which case it is presented on a net basis in the investing section.

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

Investments

The Company’s investments include equity method investments, equity securities without readily determinable fair values, equity securities with readily determinable fair values, held to maturity debt securities, and available-for-sale debt securities.

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

Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to fiscal 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. Prior to 2018, these securities were classified as available-for-sale securities and measured and recorded at fair value with unrealized changes in fair value recorded through other comprehensive income.

Debt securities that the company has positive intent and ability to hold to maturity are classified as held to maturity debt securities and are stated at amortized cost.

Debt securities that the company has the intent to hold the security for an indefinite period or may sell the security in response to the changes in economic conditions are classified as available-for-sale debt securities and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive income (OCI). Upon sale, realized gains and losses are reported in net income.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurement of financial instruments

Financial assets and liabilities of the Group primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, accounts receivable, due from related parties, available-for-sale debt investments, equity securities, accounts payable, due to related parties, advances from end users, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2017 and 2018, the Company does not hold any derivative instruments, and except for long-term debt, equity securities and available-for-sale debt investments, carrying values of these financial instruments approximated their fair values because of their generally short maturities. The Company reports equity securities and available-for-sale debt investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. The Company disclosed the fair value of its long-term debts based on Level 2 inputs in Note 16.

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

In May 2018, the Company consummated a step acquisition by acquiring substantially all the remaining equity interest of an offline travel agency company in which the Company previously held approximately 48% equity interest. The total purchase consideration was RMB1.1 billion which included the cash consideration of RMB198 million, the fair value of the previously held equity interest of RMB543 million and equity interest representing a 1.9% non-controlling interest of one of the Company’s subsidiaries with the fair value of RMB399 million which is determined on Level 3 measures. The Company recognized a gain from the re-measurement of its previously held equity interest to the fair value with amount of RMB249 million and reported in other income (Note 2). The Company recognized the non-controlling interest of the equity interest disposed at the book value of the proportionate shares of the net assets of the subsidiary with amount of RMB4 million and the difference between the fair value of the non-controlling interest with the book value of RMB395 million recorded as additional paid-in capital. As of December 31, 2018, all the cash consideration has been paid. The financial results of the acquired company have been included in the Company’s consolidated financial statements since the date the Company obtained control and were not significant to the Company for the year ended December 31, 2018.

The net liability assumed based on their fair values was RMB212 million, including cash acquired with amount of RMB482 million. The fair value of non-controlling interest amounting to RMB15 million was measured based on the purchase price, taking into account a discount reflective of the non-controlling nature of the interest. The newly identifiable intangible assets were RMB269 million which primarily consist of brand name which is amortized over 10 years on a straight-line basis. The deferred tax liability of RMB 67 million as recognized in associated with the identifiable intangible assets. The goodwill recognized for the acquisition was RMB1.2 billion which is primarily made up of the expected synergies from combining operations of the acquiree and the acquirer, which do not qualify for separate recognition.

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

The net assets acquired based on their fair values was RMB325 million, including cash acquired with amount of RMB571 million. The fair value of non-controlling interest amounting to RMB316 million was measured based on the purchase price, taking into account a discount reflective of the non-controlling nature of the interest. The newly identifiable intangible assets were RMB3.1 billion which primarily consist of trademark and domain, supplier relationship and IT Platform. The trademark and domain are assessed to be indefinite-lived intangible assets. The fair values of the supplier relationship and IT Platform with amount of RMB929 million and RMB191 million respectively, are amortized over 9 years and 6 years, respectively on a straight-line basis. The deferred tax liability of RMB620 million as recognized in associated with the identifiable intangible assets. The goodwill recognized for the Skyscanner acquisition was RMB9.5 billion which primarily made up of the expected synergies from combining operations of the acquiree and the acquirer, which do not qualify for separate recognition. The final allocation of purchase price recorded in 2017 has reflected the subsequent adjustment of total consideration with a corresponding adjustment to goodwill (Note 9).

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

Other than the acquisitions disclosed above, none of other acquisition occurred during the periods presented was material to its businesses or financial results. Other immaterial acquisitions in 2016, 2017 and 2018 with total consideration of RMB120 million, RMB251 million and RMB553 million respectively resulted in goodwill increase of RMB159 million, RMB291 million and RMB621 million respectively.

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

As of December 31, 2018, the step one analysis performed indicated that the fair value of the Company’s reporting unit was substantially greater than the respective carrying value. There was no impairment of goodwill during the years ended December 31, 2016, 2017 and 2018. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology and business relationship as of December 31, 2017 and 2018. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names As of December 31, 2017 and 2018. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

The Company reviews intangible assets with indefinite lives annually for impairment.

No impairment on other intangible assets was recognized for the years ended December 31, 2016, 2017 and 2018.

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

Accrued liability for customer reward program

The Company’s end users participate in a loyalty points program. The points awarded from services can be used as cash or redeemed to gifts on the Company’s website and mobile platforms.

The estimated incremental costs of the loyalty points program are recognized as reduction of the revenue or sales and marketing expense and accrued for as a current liability. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2017 and 2018, the Company’s accrued liability for its customer reward program amounted to RMB610 million and RMB528 million, respectively, based on the estimated liabilities under the customer reward program. For the years ended December 31, 2016, 2017 and 2018, the expenses recognized for the customer rewards program were approximately RMB202 million, RMB100 million and RMB21 million and decreased in 2018 due to the change of customer reward program.

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

Revenue recognition

The Group presents substantially all of its revenues on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts for merchant business where the Group undertakes substantive inventory risks by pre-purchasing inventories.

Accommodation reservation services

The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancellable which is the point considered when the Company completes its performance obligation in accommodation reservation services. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Group, generally, does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled hotel reservations. The amount of accommodation reservation services revenues recognized at gross basis were not significant during the years ended December 31, 2016, 2017 and 2018, respectively.

Transportation ticketing services

Transportation ticketing services revenues mainly represent revenues from tickets reservations and other related services. The Group receives commissions from travel suppliers for ticketing services through the Group’s transaction and service platform under various services agreements. Commissions from ticketing services rendered are recognized after tickets are issued as this is when the Group’s performance obligation is satisfied. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled ticket reservations is minimal in the past. The amount of transportation ticketing services revenues recognized at gross basis were not significant during the years ended December 31, 2016, 2017 and 2018, respectively.

Packaged-tour

The Group receives referral fees from travel product providers for packaged-tour products and services through the Group’s transaction and service platform. Referral fees are recognized on the departure date of the tours as this is when the Group’s performance obligation is satisfied. The Group presents revenues from such transactions on a net basis in the statements of income when the Group does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled packaged-tour products reservations. The amounts of packaged-tour products and services revenues recognized at gross basis were immaterial during the years ended December 31, 2016, 2017, respectively. While the Group expanded the merchant business in 2018 for packaged-tour products, the Group presents majority of its packaged-tour products and services revenues recognized on net basis for the year ended December 31, 2018.

Corporate travel

Corporate travel management revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. The Group contracts with corporate clients based on service fee model. Travel reservations are made via on-line and off-line services for air tickets, hotel and package-tour. Revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.

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

	2016	2017	2018
	RMB (in millions)
Balance at beginning of year	38	59	129
Provision for doubtful accounts	32	98	69
Write-offs	(11)	(28)	(42)
Balance at end of year	59	129	156

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

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB2.8 billion, RMB5.1 billion and RMB6.0 billion for the years ended December 31, 2016, 2017 and 2018 respectively, are charged to the statements of income as incurred.

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

Share incentive plans

In October, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”). The Company granted 138,061 and nil new shares options and 15,664 and nil new RSUs to employees with 4 year requisite service period for years ended December 31, 2017 and 2018, respectively. RSUs granted under 2007 Incentive Plan have a restricted period for 4 years. As of December 31, 2017 and 2018, 4,367,099 and 3,400,231 options and 1,095,722 and 569,497 RSUs were outstanding under the 2007 Incentive Plan.

In June, 2017, the Company adopted a Global Share Incentive Plan (“Global Incentive Plan”), under which the Company granted 493,105 and 3,286,756 new share options and nil and 87,465 new RSUs to employees with 4 year requisite service period for year ended December 31, 2017 and 2018, respectively. As of December 31, 2017 and 2018, 343,659 and 3,308,777 options and nil and 67,709 RSUs were outstanding under the Global Incentive Plan.

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

A summary of option activity under the share incentive plans

The following table summarized the Company’s share option activity under all the option plans, which has reflected the effect of the Exchange of Qunar Share Incentive Plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2015	5,005,461	122.00	4.77	1,245
Granted	937,002	322.20
Exercised	(368,722)	80.70
Forfeited	(41,226)	199.32
Outstanding at December 31, 2016	5,532,515	157.82	4.54	900
Granted (including grants in exchange for Qunar options )	631,166	43.03
Exercised	(1,353,697)	68.95
Forfeited	(99,226)	133.92
Outstanding at December 31, 2017	4,710,758	168.80	4.72	867
Granted	3,286,756	204.65
Exercised	(1,050,382)	92.58
Forfeited	(238,124)	171.61
Outstanding at December 31, 2018	6,709,008	198.19	5.62	366
Vested and expect to vest at December 31, 2018	6,395,327	197.33	5.54	351
Exercisable at December 31, 2018	2,787,994	173.37	3.39	179

The Company’s current practice is to issue new shares to satisfy share option exercises.

The expected-to-vest options are the result of applying the pre-vesting forfeiture rate assumptions of 8% to total unvested options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$ 216.48 (US$ 27.06 per ADS) as of December 31, 2018 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2018.

The total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 were US$257 million US$522 million and US$356 million, respectively.

The following table summarizes information related to outstanding and exercisable options as of December 31, 2018 (in US$, except shares):

	Outstanding			Exercisable
Range of Exercise Prices	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)	Number of shares	Weighted-Average Exercise Price	Weighted-average Remaining Contractual Life (Years)
0.00-100.00	1,559,585	35.58	4.79	748,322	74.14	2.02
100.01-200.00	1,218,954	157.29	2.96	1,218,954	157.29	2.96
200.01-300.00	2,144,923	223.01	6.98	414,227	251.25	4.71
300.01-400.00	1,785,546	338.34	6.52	406,491	324.93	5.87
	6,709,008			2,787,994

The weighted average fair value of options granted during the years ended December 31, 2016, 2017 and 2018 was US$140.95, US$376.78 and US$150.38 per share, respectively.

As of December 31, 2018, there was US$546 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 3.2 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB212 million, RMB732 million and RMB677 million for the year ended December 31, 2016, 2017 and 2018, respectively. The transfer agent was engaged by the Company to collect the exercise proceeds and remitted on regular basis and these amounts were included in “prepayments and other current assets”.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the years ended December 31, 2016, 2017 and 2018:

	2016	2017	2018
Risk-free interest rate	1.16%-1.66%	1.73%-1.94%	2.52%-3.09%
Expected life (years)	5.0	5.0	5.0
Expected dividend yield	0%	0%	0%
Volatility	48%-51%	46%-48%	42%-44%
Fair value of options at grant date per share	from US$133.85	from US$142.29	from US$88.51
	to US$141.72	to US$430.87	to US$350.71

The following table summarized the Company’s RSUs activities under all incentive plans (in US$, except shares):

	Number of Shares	Weighted average grant date fair value(US$)
Restricted shares
Unvested at December 31, 2015	865,408	185.17
Granted	1,183,094	301.62
Vested	(492,825)	223.00
Forfeited	(93,438)	237.69
Unvested at December 31, 2016	1,462,239	263.28
Granted	15,664	323.92
Vested	(285,375)	191.21
Forfeited	(96,806)	274.71
Unvested at December 31, 2017	1,095,722	281.91
Granted	87,465	331.69
Vested	(471,773)	261.48
Forfeited	(74,208)	294.08
Unvested at December 31, 2018	637,206	302.45

As of December 31, 2018, there was US$69 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 0.5 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

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

Other income/ (expense)

Other income/ (expense) consists of financial subsidies, investment income, foreign exchange gains/(losses), re-measurement of previously held equity interest in step acquisitions etc.. Financial subsidies from local PRC government authorities are recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authorities. Financial subsidies are recognized as other income when received. The foreign exchange losses in 2016 were mainly contributed by the USD appreciation against Chinese Yuan. Components of other income for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016	2017	2018
	RMB (in millions)
Gain on disposal of long-term investments(Note 7)	290	1,416	1,181
Subsidy income	221	264	469
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition (Note 2)	—	—	249
Dividends from long-term investment	49	47	24
Gain/(loss) on disposal of a subsidiary	—	11	(2)
Impairments of long-term investments	(48)	(411)	—
Fair value changes of equity securities investments	—	—	(3,064)
Provision/impairment for an equity method investment	—	(967)	(61)
Foreign exchange (losses)/gains	(558)	469	(17)
Others	19	50	146
Total	(27)	879	(1,075)

Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. Additionally, ezTravel, the Company’s subsidiary incorporated in Taiwan, is also required to allocate 10% of its after-tax profit to the statutory reserve in accordance with Taiwan regulations. There is no such regulation of providing statutory reserve in Hong Kong. During the years ended December 31, 2016, 2017, and 2018, appropriations to statutory reserves have been made of approximately RMB69 million, RMB146 million, and RMB100 million, respectively.

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As the majority of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. However, the Company believes the restrictions on currency exchange imposed by the PRC foreign exchange regulations and enforced by SAFE do not automatically constitute the “restrictions” under Rule 4-08(e)(3) under Regulation S-X, because such restrictions in substance do not prohibit the Company’s subsidiaries or VIEs from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities should be complied with. As of December 31, 2018, the restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB7 billion.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2016, 2017 and 2018 were RMB8 billion, RMB12 billion and RMB16 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.

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

Effective December 1, 2015, the ratio of the Company’s American depositary shares (“ADSs”) to ordinary shares is eight (8) ADSs representing one (1) ordinary share.

Treasury stock

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

Recently Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The new leases standard also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease components together with the associated lease component as a single lease component and to provide certain disclosures. Entities were initially required to adopt the new leases standard using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements. In July 2018, the FASB issued ASU 2018-11, which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. The Company will adopt this new guidance for the year ended December 31, 2019 and interim periods in the year ended December 31, 2019. The Company estimates approximately RMB800 million to RMB900 million would be recognized as total right-of-use assets and total lease liabilities on our consolidated balance sheet as of January 1, 2019. Other than disclosed, the Company do not expect the new standard to have a material impact on its remaining consolidated financial statements.

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

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2016, 2017 and 2018, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality based on their credit ratings. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2016, 2017 and 2018. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2017 and 2018.

3.  PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2017 and 2018 were as follows:

	2017	2018
	RMB (in millions)
Prepayments and other deposits	4,576	6,877
Receivable related to financial services (Note 2)	596	1,551
Prepaid expenses	425	401
Others	576	728
Total	6,173	9,557

4.  LONG-TERM DEPOSITS AND PREPAYMENTS

The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies and hotel suppliers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.

Components of long-term deposits and prepayments as of December 31, 2017 and 2018 were as follows:

	2017	2018
	RMB (in millions)

Deposits paid to airline suppliers	276	243
Deposits paid to advertising suppliers	89	164
Prepayments for purchase of long lived assets	241	127
Deposits paid to hotel suppliers	75	70
Others	159	164
Total	840	768

5.  LAND USE RIGHTS

Land use rights are amortized under straight-line method through the respective period of land rights, which are from 40-50 years. Amortization expense for the years ended December 31, 2016, 2017 and 2018 was approximately RMB3 million, RMB3 million and RMB3 million, respectively. As of December 31, 2017 and 2018, the net book value was RMB97 million and RMB94 million respectively.

6.  PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2017 and 2018 were as follows:

	2017	2018
	RMB (in millions)
Buildings	5,162	5,418
Computer equipment	926	1,145
Website-related equipment	638	771
Furniture and fixtures	233	292
Software	167	215
Leasehold improvements	140	146
Construction in progress	8	9
Less: accumulated depreciation and amortization	(1,658)	(2,124)
Total net book value	5,616	5,872

Depreciation expense for the years ended December 31, 2016, 2017 and 2018 was RMB461 million, RMB490 million and RMB546 million, respectively.

7.  INVESTMENTS

The Company’s long-term investments are consisted of the follows:

	2017	2018
	RMB (in millions)
Debt investments	6,157	5,107
Equity investments	19,417	21,767
	25,574	26,874

Debt investments

Held to maturity debt securities

Held to maturity investments were time deposits and financial products in commercial banks with maturities of more than one year with the carrying amount of RMB40 million and RMB2.4 billion as of December 31, 2017 and 2018 respectively.

Available-for-sale debt investments

The following table summarizes the Company’s available-for-sale debt investments as of December 31, 2018 (RMB in millions):

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value

Available-for-sale debt investments	2,633	236	(152)	2,717

The following table summarizes the Company’s available-for-sale debt investments as of December 31, 2017 (RMB in millions):

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value

Available-for-sale debt investments	5,362	909	(154)	6,117

Equity investments

Equity securities with readily determinable fair values

The following table summarizes the Company’s equity securities with readily determinable fair values as of December 31, 2018 (RMB in millions):

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value

Equity securities with readily determinable fair values	5,520	4,320	(845)	8,995

The following table summarizes the Company’s equity securities with readily determinable fair values as of December 31, 2017 (RMB in millions):

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value

Equity securities with readily determinable fair values	6,136	6,299	—	12,435

For the years ended December 31, 2016, 2017 and 2018, the Company completed the following significant investments which were accounted for as equity securities with readily determinable fair values:

In January, 2016, the Company invested US$180 million (approximately RMB1.2 billion) to purchase the convertible bonds of MakeMyTrip Limited (“MakeMyTrip”) which were subsequently converted to approximately 10% equity interest in MakeMyTrip in October 2016. As of December 31, 2017 and 2018, based on the market price, the Company re-measured the investment at a fair value of RMB2.1 billion and RMB1.8 billion respectively.

In April 2016, the Company purchased 3% equity interest of China Eastern Airlines with consideration of RMB3 billion. As of December 31, 2017 and 2018, based on the market price, the Company re-measured the investment at a fair value of RMB3.8 billion and RMB2.2 billion respectively.

Equity securities without readily determinable fair values

Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock. The carrying value of equity securities without readily determinable fair values was RMB913 million and RMB584 million as of December 31, 2017 and 2018 respectively. There is no fair value changes related to these investments for the years ended December 31, 2017 and 2018. None of the investments individually is considered as material to the Group’s financial position.

In 2016, 2017 and 2018, the Company disposed certain equity securities without readily determinable fair values for total consideration of RMB317 million, RMB1.4 billion and RMB261 million, respectively, which results a gain of RMB149 million, RMB1.4 billion, and RMB122 million as reported in other income, respectively. In 2018, the Company also paid certain equity securities without readily determinable fair values with amount of RMB294 million for business acquisition.

In 2016, 2017 and 2018, the Company made investments in equity investments without readily determinable fair values with amount of RMB0.1 billion, RMB0.2 billion and RMB92 million respectively.

Equity method investments

For the years ended December 31, 2016, 2017 and 2018, the Company completed the following investments which were accounted for as equity method investments:

In December 2016, in connection of share exchange transaction with BTG and Homeinns, the Company exchanged its previously held equity interest in Homeinns for 22% equity interest of BTG with a gain of RMB1.4 billion recognized and reported in “Equity in income/(loss) of affiliates” in the statement of income and comprehensive income. The Company applied equity method to account for the investment in BTG on one quarter lag basis. As of December 31, 2017 and 2018, the carrying value of its investment in Homeinns and BTG were RMB2.6 billion and RMB2.7 billion respectively.

Tujia used to be a subsidiary of the Company. In 2015, after a private placement of Tujia, the Company lost the control in Tujia. ln 2017, Tujia completed a restructure and its offline business was assumed by a newly established company and the Company converted part of its preferred shares investment in Tujia to common shares of Tujia and the newly established company. As of December 31, 2017, the carrying value of its equity method investment and fair value of its preferred shares were RMB1.5 billion and RMB1.7 billion, respectively. The Company applies equity method for its common shares investment on Tujia on one quarter lag basis. The preferred shares investment in Tujia was continued to be accounted for as available-for-sale debt security. As of December 31, 2018, the carrying value of its equity method investments and fair value of its preferred shares were RMB1.2 billion and RMB1.6 billion respectively. The Company concluded it does not have control over Tujia whilst it has majority ownership of Tujia since the Company does not have control of the board of directors of Tujia, which makes all the significant decisions of Tujia.

In May 2015, the Company acquired approximately 38% share capital of eLong, Inc. (“eLong”) and applied equity method on one quarter lag basis. In May 2016, eLong completed its “going-private” transaction and merger with E-dragon Holdings Limited (“E-dragon”) (“Reorganization”). After the Reorganization, the Company applies equity method for its ordinary shares investment in E-dragon’s on one quarter lag basis and the preferred shares of E-dragon are classified as available-for-sale debt security. As of December 31, 2017, the carrying value of its equity investment and fair value of preferred share investment in E-dragon were RMB194 million and RMB1.7 billion, respectively. In March 2018, E-dragon consummated a merger with LY.com with share swap transaction. The Company received an equity method investment in the enlarged group with previously held equity investment and preferred shares of E-dragon be exchanged. The Company recognized RMB847 million gain as reported in other income. For the year ended December 31, 2018, the Company acquired additional equity interest with total consideration of RMB1.4 billion. After these transactions, the Company has 27% equity interest in the enlarged group and applied equity method for this investment. As of December 31, 2018, the carrying value of its equity investment was RMB5.3 billion.

In 2014, through a series of transactions, the Company and other shareholders, including Royal Caribbean Cruises Ltd. (“RCL”) formed Skysea Holding International Ltd. (“Skysea”) where the Company and RCL each owns 35% equity interest of Skysea. The Company and RCL also each provided a loan with amount of US$80 million to Skysea. The Company accounted for its investment in Skysea under equity method. The loan provided to Skysea was recorded in Long-term receivables due from related parties (Note 12).

Investment funds

For the years ended December 31, 2016, 2017 and 2018, the Company made some investments in several third party investment funds. The Company accounted for these investments under equity methods on one quarter lag basis. As of December 31, 2017 and 2018, the carrying value of these investments were RMB780 million and RMB1.2 billion respectively.

As of December 31, 2017 and 2018, the carrying value of the rest equity method investments were RMB1.0 billion and RMB1.8 billion respectively.

The Company summarizes the condensed financial information of the Company’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X (RMB in millions).

	2016		2017	2018
	eLong	Other equity investments	Equity investments	Equity investments
Operating data:
Revenue	1,895	5,918	14,243	17,429
Gross profit	998	4,785	8,145	11,513
(Loss)/Income from operations	(1,313)	155	80	294
Net (loss)/income	(1,635)	(62)	(223)	990
Net loss attributable to our equity method investments companies	(722)	(55)	(79)	(81)
Add: Equity dilution impact	(1)	11	14	7
Add: Gain from disposal of equity method investments	—	1,369	—	42
Equity in (loss)/income of affiliates	(723)	1,325	(65)	(32)

	2016		2017	2018
Balance sheet data:
Current assets	1,979	3,354	9,836	26,612
Long-term assets	455	17,298	16,553	37,435
Current liabilities.	1,687	11,596	8,061	20,404
Long-term liabilities.	16	1,651	6,191	12,011
Non-controlling interests.	16	1,945	324	232

For the years ended December 31, 2016, 2017 and 2018, the total cash paid for equity method investments was RMB1.0 billion, RMB0.2 billion and RMB1.7 billion, respectively.

Impairments

The Company performs impairment assessment of its investments by considering factors including, but not limited to, current economic and market conditions as well as the operating performance of the investees. Impairment charges in connection with the equity securities with readily determinable fair value before the adoption of new financial instrument accounting standard of nil and RMB116 million were recorded for the years ended December 31, 2016 and 2017, respectively. Impairment charges in connection with the available-for-sale debt investment of RMB36 million, RMB156 million and nil were recorded for the years ended December 31, 2016, 2017 and 2018, respectively. Impairment charges in connection with equity method investments of nil, RMB64 million and RMB61 million were recorded for the years ended December 31, 2016, 2017 and 2018, respectively. Impairment charges in connection with the equity securities without readily determinable fair value of RMB12 million, RMB139 million and nil were recorded for the years ended December 31, 2016, 2017 and 2018, respectively. The impairment was recorded in “Other income/ (expense)” (Note 2). The carrying value for the equity securities without readily determinable fair value and equity method impairments apply non-recurring fair value measures is nil for the years ended December 31, 2016, 2017 and 2018.

8. FAIR VALUE MEASUREMENT

In accordance with ASC 820-10, the Company measures financial products, time deposits, available-for-sale debt investments and equity securities with readily determinable fair value at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) and Shanghai Stock Exchange (SSE). Financial products and time deposits classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale debt investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

The equity securities without readily determinable fair value, equity method investments and certain non-financial assets are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. If an impairment or observable price adjustment is recognized on the equity securities during the period, the Company classify these assets as Level 3 within the fair value hierarchy based on the nature of the fair value inputs.

Assets measured at fair value on a recurring basis are summarized below (in millions):

	Fair Value Measurement at December 31, 2018 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2018
	RMB	RMB	RMB	RMB	US$
Financial products	—	33,185	—	33,185	4,827
Time deposits (with the maturity of more than three months)	—	5,958	—	5,958	866
Equity securities	8,995	—	—	8,995	1,308
Available-for-sale debt investments	—	—	2,717	2,717	395
Total	8,995	39,143	2,717	50,855	7,396

	Fair Value Measurement at December 31, 2017 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2017
	RMB	RMB	RMB	RMB	US$
Financial products	—	26,892	—	26,892	4,133
Time deposits (with the maturity of more than three months)	—	149	—	149	23
Equity securities	12,435	—	—	12,435	1,911
Available-for-sale debt investments	—	409	5,708	6,117	940
Total	12,435	27,450	5,708	45,593	7,007

The roll forward of major Level 3 investments are as following:

Total
RMB(in millions)
Fair value of Level 3 investments as at December 31, 2016	6,806
Transfer in and/or out of Level 3	(1,755)
New addition	455
Disposal of investments	(17)
Effect of exchange rate change	(193)
Other than temporary impairments	(156)
The change in fair value of the investments	568
Fair value of Level 3 investments as at December 31, 2017	5,708
Transfer in and/or out of Level 3	69
New addition	150
Disposal of investments	(2,655)
Effect of exchange rate change	121
The change in fair value of the investments	(676)
Fair value of Level 3 investments as at December 31, 2018	2,717

The Company determined the fair value of their investment by using income approach. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of December 31, 2018 are as following:

Unobservable Input
Weighted average cost of capital	17%~19%
Lack of marketability discount	10%~15%
Risk-free rate	3.5%
Expected volatility	38%~41%
Probability	Liquidation scenario: 35%~70% Redemption scenario: 30% IPO scenario: 30%~35%
Dividend yield	Nil

9.  GOODWILL

Goodwill, which is not tax deductible, represents the synergy effects of the business combinations. The changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2018 were as follows:

	2017	2018
	RMB (in millions)

Balance at beginning of year	56,015	56,246
Acquisition of offline travel agency (Note 2)	—	1,166
Acquisition of Skyscanner (Note 2)	(60)	—
Others	291	614
Balance at end of period	56,246	58,026

Goodwill resulting from the business combinations completed in the years ended December 31, 2018 has been allocated to the single reporting unit of the Group. For the years ended December 31, 2016, 2017 and 2018, the Company did not have goodwill impairment. As of December 31, 2018, there had not been any accumulated goodwill impairment provided.

10.  INTANGIBLE ASSETS

Intangible assets as of December 31, 2017 and 2018 were as follows:

	2017	2018
	RMB (in millions)
Intangible asset
Intangible assets to be amortized
Business Relationship (Representing the relationship with the travel service providers and other business partners)	1,800	1,858
Technology	713	751
Others	188	518
Intangible assets not subject to amortization
Trade mark	11,613	11,613
Others	180	163
	14,494	14,903
Less: accumulated amortization
Intangible assets to be amortized
Business Relationship	(420)	(671)
Technology	(229)	(353)
Others	(95)	(156)
	(744)	(1,180)
Net book value
Intangible assets to be amortized
Business Relationship	1,380	1,187
Technology	484	398
Others	93	362
Intangible assets not subject to amortization
Trade mark	11,613	11,613
Others	180	163
	13,750	13,723

Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Company amortizes its finite-lived intangible assets using the straight-line method:

Business Relationship	5-10 years
Technology	5-10 years
Others	3-10 years

Amortization expense for the years ended December 31, 2016, 2017 and 2018 was approximately RMB255 million, RMB391 million and RMB433 million respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows:

Amortization
RMB (in millions)
2019	432
2020	416
2021	252
2022	214
2023	164
1,478

11.  SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

	2017	2018
	RMB (in millions)
Short-term bank borrowings	8,686	25,090
Securitization debt	—	608
2020 Notes (Note 16)	4,554	—
2018 Notes (Note 16)	3,076	—
2022 Notes (Note 16)	—	6,703
2019 Booking Notes (Note 16)	—	3,438
2022 Booking Notes (Note 16)	—	172
Total	16,316	36,011

As of December 31, 2018, the Company obtained short-term bank borrowings of RMB25.1 billion (US$3.6 billion) in aggregate, of which RMB9.5 billion (US$1.4 billion) were collateralized by bank deposits of RMB1.5 billion (US$215 million) classified as restricted cash and/or short-term investment of RMB8.8 billion (US$1.3 billion). The weighted average interest rate for the outstanding borrowings was approximately 4.09%.

The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2017 and 2018.

As of December 31, 2018, securitization debt represents the revolving debt securities which are collateralized by the receivable related to financial services. The revolving debt securities have the terms ranged from six months to one year with the annual interest rate from 4.55% to 5.80%. The revolving debt securities do not contain significant covenant.

As of December 31, 2018, RMB3.4 billion of 2019 Booking Notes is classified as short-term debt to present that the Notes may be redeemed or mature within one year. As of December 31, 2018, RMB6.7 billion of 2022 Notes and RMB172 million of 2022 Booking Notes is reclassified as short-term debt because the 2022 Notes holders had a non-contingent option to require the Company to repurchase for cash all or any portion of their 2022 Notes and 2022 Booking Notes on September 15, 2019.

12.  RELATED PARTY TRANSACTIONS AND BALANCES

During the years ended December 31, 2016, 2017 and 2018 significant related party transactions were as follows:

	2016	2017	2018
	RMB(in millions)
Commissions from Tongcheng-eLong (a)	—	—	190
Commissions from eLong (a)	261	573	63
Commissions from Huazhu (a)	44	77	61
Commissions from Homeinns and BTG (a)	67	63	93
Repayment of entrusted loan and interest from Baidu (b)	652	—	—
Shareholders’ loan and interest to Skysea (c)	73	4	—
Commissions to Tongcheng-eLong (d)	—	—	516
Commissions to eLong (d)	86	244	66
Commissions to Baidu (d)	96	80	67
Commissions to LY.com (d)	62	70	6
Online marketing service from Baidu (e)	110	38	—
Repayment of entrusted loan and interest to Baidu (f)	1,837	—	—

(a)         BTG, Huazhu and eLong , have entered into agreements with the Company, respectively, to provide hotel rooms for our customers. In 2018, eLong completed a merger with LY.com and the enlarged group Tongcheng-eLong supersedes eLong to provide hotel rooms for our customer. The transactions above represent the commissions earned from these related parties.

(b)         On October 27, 2015, Qunar granted a loan amounting to RMB650 million (US$100 million) to Baidu. The loan bore an interest at 1.00% with a repayment term of 12 months. Qunar received the repayment in March, 2016.

(c)          In 2014, the Company provided a shareholder’s loan of US$80 million to Skysea. The interest rate is 3% per annum currently and shall be subject to annual review and adjustment with mutual consent. The transactions above represent the interest of the loan. In 2017, the Company provided a provision for the loan and receivable to Skysea with amount of RMB536 million. See (a) below.

(d)         The Company entered into agreements with eLong, LY.com and Baidu, upon which these related parties promote the Company’s hotel rooms on their platforms. In 2018, eLong completed a merger with LY.com and the enlarged group Tongcheng-eLong supersedes eLong and LY.com to promote the Company’s hotel rooms on their platforms. The transactions above represent the service commissions and Baidu Map business cooperation commission paid to these related parties.

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

As of December 31, 2017 and 2018, significant balances with related parties were as follows:

	2017	2018
	RMB( in millions)
Due from related parties, current:
Due from Tongcheng-eLong	—	1,278
Due from eLong	153	—
Due from Baidu	119	23
Due from others	102	341
	374	1,642

Due from related parties, non-current:
Due from Skysea (a)	196	207
Due from others	22	22
	218	229

Due to related parties, current:
Due to Tongcheng-eLong	—	263
Due to eLong	273	—
Due to Baidu	58	8
Due to others	88	221
	419	492

(a)         In 2017, based on the impairment assessment by considering the operating results, market condition and business updates, a provision of RMB536 million for the loan and receivable balance due from Skysea was provided and a liability of RMB367 million for the contingent payable was recorded in “Other payables and accruals” (Note 15) which reflected the best estimates of the liability to be assume by the Company as of the date of this financial statement and offset by the proceeds from the net realisable value of Skysea in the event of winding down of its business, which is undergoing.

13.  EMPLOYEE BENEFITS

The Group’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, housing fund, unemployment insurance and pension benefits. The PRC subsidiaries and VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB1.4 billion, RMB1.6 billion and RMB1.7 billion for the years ended December 31, 2016, 2017 and 2018 respectively.

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

Taiwan

The Company’s consolidated entities registered in Taiwan are subject to Taiwan Enterprise Income Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Taiwan income tax laws. The applicable tax rate is 20% in Taiwan.

The PRC

The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.

The PRC CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments are granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a High and New Technology Enterprise (“HNTE”). In 2017, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network reapplied for their qualification as HNTE, which were approved by the relevant government authority. Thus, these subsidiaries are entitled to a preferential EIT rate of 15% from 2017 to 2019. Qunar Software and Qunar Beijing are also entitled a preferential EIT rate of 15% from 2018 to 2020.

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

Income/(loss) from domestic and foreign components before income tax expenses

	2016	2017	2018
	RMB (in millions)
Domestic	2,224	5,852	4,663
Foreign	(3,968)	(2,328)	(2,742)
Total	(1,744)	3,524	1,921

The loss from foreign components mainly includes the share based compensation charge, impairment for investments, foreign exchange gain/(loss) and interest income/(loss) incurred in its overseas companies.

Composition of income tax expense

The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016	2017	2018
	RMB (in millions)
Current income tax expense	454	1,453	1,425
Deferred tax expense/(benefit)	28	(168)	(632)
Income tax expense	482	1,285	793

Income tax expense was RMB793 million (US$115 million) in the year ended December 31, 2018, decrease from RMB1.3 billion in the year ended 2017. The effective income tax rate in year ended December 31, 2018 was 41%, as compared to 36% in the year ended 2017, mainly due to the combined impacts from change in profitability of the Group, changes in the profits of the Company’s subsidiaries with different tax rates and decrease of non-deductible share-based compensation expenses.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31, 2016, 2017 and 2018 were as follows:

	2016	2017	2018
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries with preferential tax rates	8%	6%	(23)%
Non-deductible expenses and non-taxable income incurred	(51)%	3%	37%
Change in valuation allowance	(10)%	2%	2%
Effective CIT rate	(28)%	36%	41%

The change in the Group’s effective tax rates from year over year is primarily attributable to the tax differential from certain subsidiaries with preferential tax rates as well as the non-deductible expenses.

The non-deductible expenses are primarily attributable to the share-based compensation charge of RMB3.6 billion, RMB1.8 billion and RMB1.7 billion for the years ended December 31, 2016, 2017 and 2018, respectively, and the losses from the equity securities investments measured at fair value change of RMB3.1 billion for the year ended December 2018, which was not deductible according to the PRC tax laws. For the years ended December 31, 2016, 2017 and 2018, such non-deductible expense increased the income tax in the amount of RMB890 million, RMB458 million and RMB790 million, respectively by using enacted tax rate of 25%, which led to the increase of effective tax rate of -51%, 13% and 41% respectively. The remaining impact from the non-deductible expenses comes from the other expenses incurred on the Company level which is also not subject to income tax.

The provisions for income taxes for the years ended December 31, 2016, 2017 and 2018 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain subsidiaries and VIEs of the Company. The following table sets forth the effect of preferential tax on China operations:

	2016	2017	2018
	RMB (In millions, except per share data)
Tax holiday effect	178	345	520
Basic net income per ADS effect	0.38	0.65	0.95
Diluted net income per ADS effect	0.38	0.60	0.92

For the years ended December 31, 2016, 2017 and 2018, the impacts on effective tax rates from the Company’s major subsidiaries with preferential tax rates are as follows:

		Impact on the effective tax rates
		2016	2017	2018
Ctrip Computer Technology (Shanghai) Co., Ltd.	15%	4.2%	(1.6)%	(5.5)%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	15%	1.9%	(1.6)%	(4.0)%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	15%	7.4%	(1.6)%	(5.7)%
Chengdu Information Technology Co., Ltd.	15%	1.4%	(2.1)%	(3.2)%
The Company and its subsidiaries in Hong Kong and Cayman	16.5%, 0%	0.8%	15.4%	1.7%
Qunar and subsidiaries	15%	(5.9)%	(1.0)%	(5.0)%
Others	15%	(1.6)%	(1.1)%	(1.3)%
Total		8.2%	6.4%	(23.0)%

Significant components of deferred tax assets and liabilities:

	2017	2018
	RMB (in millions)
Accrued expenses	331	532
Loss carry forward	151	191
Accrued liability for customer reward related programs	99	57
Accrued staff salary	4	65
Others	74	243
Less: Valuation allowance of deferred tax assets	(197)	(238)
Total deferred tax assets	462	850

Deferred tax liabilities:
Recognition of intangible assets arise from business combinations and unrealized holding gain	(3,895)	(3,838)

Net deferred tax (liabilities)/assets	(3,433)	(2,988)

Movement of valuation allowances:

	2016	2017	2018
	RMB (in millions)
Balance at beginning of year	31	150	197
Current year additions	119	47	41
Balance at end of year	150	197	238

As of December 31, 2017 and 2018, valuation allowance of RMB197 million and RMB238 million was mainly provided for operating loss carry forwards related to certain subsidiary based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow the Company to realize more of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

As of December 31, 2018, the Group had net operating tax loss carry forwards amounted to RMB875 million which will expire from 2019 to 2022 if not used.

As of December 31, 2017 and 2018, the unrecognized tax benefit and accrual is nil.

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

15.  OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2017 and 2018 were as follows:

	2017	2018
	RMB (in millions)
Accrued operating expenses	2,852	3,626
Deposits received from suppliers and packaged-tour users	507	836
Payable for acquisition and investments	626	226
Provision related to an equity method investment (Note 12)	367	367
Others	746	799
Total	5,098	5,854

16.       LONG-TERM DEBT

	2017	2018
	RMB (millions)
2020 Notes	—	4,813
2025 Notes	2,603	2,750
2022 Notes	6,344	—
2019 Booking Notes	3,253	—
2020 Booking Notes	1,627	1,719
2025 Booking and Hillhouse Notes	6,506	6,876
2022 Booking Notes	163	—
Long-term loan	8,807	8,035
Less: Debt issuance cost	(83)	(47)
Total	29,220	24,146

As of December 31, 2018, the fair value of the Company’s long-term debt, based on Level 2 inputs, was RMB24.1 billion.

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

In June 2017, the Company exchanged approximately US$327 million aggregate principal amount of the outstanding 2018 Notes for approximately 8.3 million of its ADSs based on a conversion price of approximately US$39.19 per ADS computed pursuant to the indenture of the 2018 Notes. The conversion price has reflected the share split of the Company effective from December 1, 2015.

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

In 2018, the remaining 2018 Notes with principal amount of US$473 million (RMB3.3 billion) have all been redeemed for cash.

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

Absent a fundamental change (as defined in the indenture for the 2020 Notes), each holder of the 2020 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2020 Notes on July 1, 2018. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. The Company did not receive any repurchase requests from holders on July 1, 2018, and the 2020 Notes were reclassified from short-term to long-term on the consolidated balance sheet following this date. The 2020 Notes are not redeemable prior to the maturity date of July 1, 2020.

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

Absent a fundamental change (as defined in the indenture for the 2022 Notes), each holder of the 2022 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2022 Notes on September 15, 2019, as a result the 2022 Notes were reclassified from long-term to short-term as of December 31, 2018. If a fundamental change (as defined in the indenture for the 2022 Notes) occurs at any time, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2022 Notes on the date notified in writing by the Company in accordance with the indenture for the 2022 Notes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. The 2022 Notes are generally not redeemable prior to the maturity date of September 15, 2022, except that the Company may, at its option, redeem all but not part of the 2022 Notes in accordance with the indenture for the 2022 Notes if the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction.

The Company assessed the 2017 Notes, 2018 Notes, 2020 Notes, 2025 Notes and 2022 Notes (collectively as “Notes”), the 2012 Purchased Call Option, 2013 Purchased Call Option and 2015 Purchased Call Option (the “Purchased Call Options”), and the 2012 Sold Warrants, 2013 Sold Warrants and 2015 Sold Warrants (the “Sold Warrants”) under ASC 815 and concluded that:

•                      The Notes, the Purchased Call Options and the Sold Warrants (1) do not entail the same risks; and (2) have a valid business purpose and economic need for structuring the transactions separately. Therefore, the offering of the Notes, the Purchased Call Options and Sold Warrants transactions should be accounted separately;

•                      The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation;

•                      Since the conversion option is considered indexed to the Company’s own stock, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met;

•                      There was no BCF attribute to the Notes as the set conversion prices for the Notes were greater than the respective fair values of the ordinary share price at date of issuances;

Therefore, the Company has accounted for the respective Notes as a single instruments as a long-term debt. The debt issuance cost was recorded as reduction to the long-term debts and are amortised as interest expenses using the effective interest method. The value of the Notes are measured by the cash received. The Purchased Call Options and Sold Warrants are accounted for within stockholders’ equity.

Description of Booking and Hillhouse Notes

On August 7, 2014, the Company issued Convertible Senior Note (the “2019 Booking Note”) at an aggregate principal amount of US$500 million to an indirect subsidiary of the Booking Group. The Booking 2019 Note is due on August 7, 2019 and bears interest of 1% per annum, which will be paid semi-annually beginning on February 7, 2015. The Booking 2019 Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$81.36 per ADS.

On May 26, 2015, the Company issued Convertible Senior Note (the “2020 Booking Note”) at an aggregate principal amount of US$250 million to an indirect subsidiary of the Booking Group. The Booking 2020 Note is due on May 29, 2020 and bears interest of 1% per annum, which will be paid semi-annually beginning on November 29, 2016. The Booking 2020 Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$104.27 per ADS.

On December 10, 2015, the Company issued Convertible Senior Notes at an aggregate principal amount of US$1 billion to an indirect subsidiary of the Booking Group and two affiliates of Hillhouse (the “2025 Booking and Hillhouse Notes”). The 2025 Booking and Hillhouse Notes are due on December 11, 2025 and bear interest of 2% per annum, which will be paid semi-annually beginning on June 11, 2016. The 2025 Booking and Hillhouse Notes will be convertible into the Company’s ADSs with an initial conversion price of approximately US$68.46 per ADS.

On September 12, 2016, the Company issued US$25 million Convertible Senior Note to an indirect subsidiary of the Booking Group (the “2022 Booking Note”). The 2022 Booking Note is due on September 15, 2022 and bears interest of 1.25% per annum, which will be paid semi-annually beginning on March 15, 2017. The 2022 Booking Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$65.49 per ADS. The 2022 Booking Note were reclassified from long-term to short-term as of December 31, 2018 (Note 11).

The Company has accounted for the above notes as a single instrument. The value of the above notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate. There was no BCF attribute to the above notes as the set conversion price for the above notes was greater than the fair value of the ADS price at date of issuance.

Long-term Loans from Commercial Banks

As of December 31, 2018, the Company obtained long-term borrowings of RMB8.0 billion (US$1.2 billion) in aggregate collateralized by bank deposits, properties and/or stock at one or more of its wholly-owned subsidiaries. The interest rate for the outstanding borrowings was approximately from 1.9% to 7.0%.

17.  CAPITAL AND TREASURY STOCK

As of December 31, 2018, the Company had 2,929,123 shares treasury stock at total cost of US$307 million.

In September 2016, the Company completed the public offering of an aggregate of 32,775,000 ADSs, or the 2016 ADS Offering, including 4,275,000 ADSs in connection with the underwriters’ exercise of over-allotment option for an aggregate offering price of approximately US$1.5 billion. Concurrently with the 2016 ADS Offering, the Company issued ordinary shares with the respective subsidiaries of Baidu, Inc., or Baidu, and Booking Group Inc., or Booking at an aggregate investment amount of US$100 million and US$25 million, respectively. The issuance cost incurred for the above offerings with amount of RMB226 million was presented as reduction to the offering proceeds.

18.  EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share and diluted earnings per share were calculated as follows:

	2016	2017	2018
	RMB (in millions, except for share and per share data)

Numerator:
Net (loss)/income attributable to Ctrip’s shareholders	(1,418)	2,155	1,112
Eliminate the dilutive effect of interest expense of convertible notes	—	52	—
Numerator for diluted (loss)/earnings per share	(1,418)	2,207	1,112

Denominator:
Denominator for basic (loss)/earnings per ordinary share
- weighted average ordinary shares outstanding	59,166,582	66,300,808	68,403,426
Dilutive effect of share options	—	2,978,969	2,521,197
Dilutive effect of convertible notes	—	2,345,083	—
Dilutive effect of convertible notes sold warrants	—	151,033	—
Denominator for diluted earnings/(loss) per ordinary share	59,166,582	71,775,893	70,924,623

Basic (loss)/earnings per ordinary share	(23.97)	32.51	16.25
Diluted (loss)/earnings per ordinary share	(23.97)	30.75	15.67

Basic (loss)/earnings per ADS	(3.00)	4.06	2.03
Diluted (loss)/earnings per ADS	(3.00)	3.84	1.96

All the convertible senior notes had anti-dilutive impact and were excluded in the computation of diluted EPS in 2018. The 2018, 2020, 2025 and 2022 Notes, the 2025 Booking and Hillhouse Notes and 2022 Booking Notes were not included in the computation of diluted EPS in 2017 because the inclusion of such instrument would be anti-dilutive. All the convertible senior notes had anti-dilutive impact and were excluded in the computation of diluted EPS in 2016, given the loss reported.

For the years ended December 31, 2016, 2017 and 2018, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings/(loss) per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2016	2017	2018

Convertible Notes	10,066,342	8,281,479	9,604,548
Outstanding weighted average stock options	3,678,030	99,695	2,521,197
Sold Warrants	303,176	—	—
	14,047,548	8,381,174	12,125,745

19.  COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises that are classified as operating leases for the periods from 2019 to 2023. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB (in millions)
2019	335
2020	225
2021	154
2022	96
2023	73
Thereafter	114
997

Rental expense amounted to RMB378 million, RMB445 million and RMB502 million for the years ended December 31, 2016, 2017 and 2018, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

Capital commitments

As of December 31, 2018, the Company had outstanding capital commitments totaling RMB17 million, which consisted of capital expenditures of property, equipment and software.

Deposit under guarantee arrangement

In connection with its air ticketing business, the Group is required by an affiliate of Civil Aviation Administration of China (“CAAC”) and International Air Transport Association (“IATA”) to enter into guarantee arrangements and to pay deposits.  The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2018, the total quota of the air tickets that the Company was entitled to issue was up to RMB1.1 billion. The total amount of the deposit the Company paid was RMB140 million.

Based on the guarantee arrangements and historical experience, the maximum amount of the future payments of Company is approximately RMB941 million which is the guaranteed amount of the air ticket that the Company could issue rather than a financial guarantee. The Company will be liable to pay only when it issues the air tickets to its users and such payable is included in the accounts payable. Therefore, the Company believes the guarantee arrangements do not constitute any contractual and constructive obligation of the Company and has not recorded any liability beyond the amount of the tickets that have already been issued.

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

20.  SUBSEQUENT EVENTS

The Company has evaluated the subsequent events through the date of issuance of these financial statement.