Form 20-F/A
period 2018-12-31
CTRIP COM INTERNATIONAL LTD
filed 2019-05-28
CIK 1269238

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
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares, each representing 0.125 ordinary share, par value US$0.01 per share	CTRP	Nasdaq Stock Market LLC (Nasdaq Global Select Market)
Ordinary shares, par value US$0.01 per share*

*                 Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 69,122,824 ordinary shares, par value $0.01 per share, as of December 31, 2018.

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

Yes  ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes  ☐  No ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Ctrip.com International, Ltd. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, originally filed with the U.S. Securities Exchange Commission on March 15, 2019 (the “Original Filing”). This Amendment is being filed solely for the purpose of complying with Regulation S-X, Rule 3-09. Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method to be included in the Form 20-F when such entities are individually significant.

We have determined that our equity method investment in Tongcheng-Elong Holdings Limited (formerly known as “China E-dragon Holdings Limited,” hereinafter referred to as “Tongcheng-Elong”), which is not consolidated in our financial statements, was significant under the income test of Rule 1-02(w) of Regulation S-X in relation to our financial results for the year ended December 31, 2016.  This Amendment is therefore filed solely to supplement the Original Filing with the inclusion of the financial statements and related notes of Tongcheng-Elong as of and for the fiscal years ended December 31, 2016, 2017, and 2018 (the “Tongcheng-Elong Financial Statements”).

This Form 20-F/A consists solely of the cover page, this explanatory note, the Tongcheng-Elong Financial Statements, updated certifications of our chief executive officer and chief financial officer, and consent of the independent auditor of Tongcheng-Elong. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

		Page
PART III
ITEM 18.	FINANCIAL STATEMENTS	1
ITEM 19.	EXHIBITS	98

i

PART III

Item 18. Financial Statements

The following financial statements are included in this Form 20-F/A:

Consolidated financial statements of Tongcheng-Elong Holdings Limited as of and for the fiscal years ended December 31, 2016, 2017, and 2018

TONGCHENG-ELONG HOLDINGS LIMITED

(FORMERLY KNOWN AS “CHINA E-DRAGON HOLDINGS LIMITED”)

(Incorporated in Cayman Islands with limited liability)

ACCOUNTANT’S REPORT

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

Report of Independent Auditor

To the Board of Directors of Tongcheng-Elong Holdings Limited

We have audited the accompanying consolidated financial statements of Tongcheng-Elong Holdings Limited and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2016 and the related consolidated statements of comprehensive income, of changes in equity, and of cash flow for the year then ended.

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

Other Matter

The accompanying consolidated statement of financial position of Tongcheng-Elong Holdings Limited as of December 31, 2017 and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flow for the years then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2017 and 2018 financial statements to be audited and they are therefore not covered by this report.

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

June 29, 2018

TONGCHENG-ELONG HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
			2017	2018
	Note	2016	(Unaudited)	(Unaudited)
		RMB’000	RMB’000	RMB’000

Revenue	5	2,204,565	2,518,591	5,255,639
Cost of revenue	6	(1,032,913)	(811,781)	(1,600,513)

Gross profit		1,171,652	1,706,810	3,655,126

Service development expenses	6	(517,648)	(522,018)	(1,349,935)
Selling and marketing expenses	6	(1,882,779)	(1,094,977)	(1,841,314)
Administrative expenses	6	(898,337)	(97,379)	(934,925)
Fair value changes on investments measured at fair value through profit or loss	17(d)	(4,031)	863	78,572
Other income	9	10,547	12,805	33,396
Other gains, net	10	4,689	22,610	47,888

Operating (loss)/profit		(2,115,907)	28,714	(311,192)

Finance income	11	8,402	10,145	12,888
Finance costs	11	(4,114)	(163)	(3,336)
Fair value change on redeemable convertible preferred shares measured at fair value through profit or loss	25	(36,781)	97,576	907,734
Share of results of associates	15	(11,218)	(2,251)	(4,568)

(Loss)/Profit before income tax		(2,159,618)	134,021	601,526

Income tax (expense)/credit	12	(978)	60,356	(66,987)

Profit/(loss) for the year		(2,160,596)	194,377	534,539

Profit/(loss) attributable to:
- Equity holders of the Company		(2,139,267)	195,575	529,957
- Non-controlling interests		(21,329)	(1,198)	4,582
		(2,160,596)	194,377	534,539

Earnings/(loss) per share (expressed in RMB per share):	13
- Basic		(4.60)	0.75	0.33
- Diluted		(4.60)	0.11	(0.22)

TONGCHENG-ELONG HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
			2017	2018
	Note	2016	(Unaudited)	(Unaudited)
		RMB’000	RMB’000	RMB’000

(Loss)/Profit for the year		(2,160,596)	194,377	534,539

Other comprehensive (loss)/income
Items that may be subsequently reclassified to profit or loss:
- Currency translation differences		—	—	(15,917)
Items that will not be reclassified to profit or loss:
- Fair value change relating to preferred shares due to own credit risk	25	36,781	(46,592)	932
Other comprehensive (loss)/income for the year, net of tax		36,781	(46,592)	(14,985)

Total comprehensive income/(loss) for the year		(2,123,815)	147,785	519,554

Total comprehensive income/(loss) attributable to:
- Equity holders of the Company		(2,102,486)	148,983	514,972
- Non-controlling interests		(21,329)	(1,198)	4,582
		(2,123,815)	147,785	519,554

TONGCHENG-ELONG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
			2017	2018
	Note	2016	(Unaudited)	(Unaudited)
		RMB’000	RMB’000	RMB’000

ASSETS
Non-current assets
Property, plant and equipment	14	101,074	441,722	934,361
Investments accounted for using the equity method	15	39,869	37,618	48,731
Investments measured at fair value through profit or loss	17	45,685	25,239	52,442
Land use right	18	—	—	16,038
Intangible assets	19	347,904	308,831	7,961,640
Deferred income tax assets	20	—	61,877	249,781
Prepayment and other receivables	21	49,761	49,172	31,485
		584,293	924,459	9,294,478
Current assets
Trade receivables	22	883,382	539,217	857,326
Prepayment and other receivables	21	274,188	195,938	523,470
Short-term investments measured at amortized cost	17	—	—	261,086
Short-term investments measured at fair value through profit or loss	17	71,041	236,107	2,570,170
Restricted cash	23	153,606	170,541	140,930
Cash and cash equivalents	23	339,299	701,748	3,143,883
		1,721,516	1,843,551	7,496,865

Total assets		2,305,809	2,768,010	16,791,343

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	29	84	99	7,156
Share premium	29	1,514,310	1,514,310	17,311,220
Treasury stock	29	—	(15)	(15)
Other reserves	30	(3,275,866)	(3,270,057)	(2,722,834)
Accumulated losses		(3,776,727)	(3,581,152)	(3,060,074)
		(5,538,199)	(5,336,815)	11,535,453
Non-controlling interests		6,079	4,881	(7,642)
Total equity		(5,532,120)	(5,331,934)	11,527,811

TONGCHENG-ELONG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
			2017	2018
	Note	2016	(Unaudited)	(Unaudited)
		RMB’000	RMB’000	RMB’000

LIABILITIES
Non-current liabilities
Borrowings	24	—	172,305	152,613
Deferred income tax liabilities	20	4,283	201	570,054
Redeemable convertible preferred shares	25	6,398,631	6,347,647	—
Other payables and accruals	27	2,375	1,839	6,674
		6,405,289	6,521,992	729,341
Current liabilities
Borrowings	24	—	19,692	19,692
Trade payables	26	921,633	1,114,917	2,569,092
Other payables and accruals	27	510,593	437,358	1,799,749
Contract liabilities	28	—	—	15,084
Current income taxes liabilities		414	5,985	130,574
		1,432,640	1,577,952	4,534,191

Total liabilities		7,837,929	8,099,944	5,263,532

Total equity and liabilities		2,305,809	2,768,010	16,791,343

TONGCHENG-ELONG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company						Non-
	Share capital	Share premium	Treasury stock	Other reserves	Accumulated losses	Sub-total	controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2016	—	—	—	2,658,337	(1,637,460)	1,020,877	27,510	1,048,387

Comprehensive loss
Loss for the year	—	—	—	—	(2,139,267)	(2,139,267)	(21,329)	(2,160,596)
Other comprehensive income/(loss)
Changes in fair value of the preferred shares — attributable to its credit risk	—	—	—	36,781	—	36,781	—	36,781

Total comprehensive loss	—	—	—	36,781	(2,139,267)	(2,102,486)	(21,329)	(2,123,815)

Transactions with owners
Share-based compensations (Note 8)	—	—	—	71,325	—	71,325	—	71,325
Exercise of stock options (Note 8)	—	—	—	1,719	—	1,719	—	1,719
Exchange of high-vote ordinary shares to preferred shares in connection with the Restructuring (Note 25)	—	—	—	(3,527,596)	—	(3,527,596)	—	(3,527,596)
Re-designation of ordinary shares to preferred shares in connection with the Restructuring (Note 25)	—	—	—	(920,414)	—	(920,414)	—	(920,414)
Purchase of vested Equity Awards (Note 8)		—	—	(81,624)	—	(81,624)	—	(81,624)
Incorporation of the Company and consummation of the Restructuring	84	1,514,310	—	(1,514,394)	—	—	—	—
Purchase of non-controlling interest	—	—	—	—	—	—	(102)	(102)

Total transactions with owners recognized directly in equity	84	1,514,310	—	(5,970,984)	—	(4,456,590)	(102)	(4,456,692)

As of December 31, 2016	84	1,514,310	—	(3,275,866)	(3,776,727)	(5,538,199)	6,079	(5,532,120)

TONGCHENG-ELONG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company						Non-
	Share capital	Share premium	Treasury stock	Other reserves	Accumulated losses	Sub-total	controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2017(Unaudited)	84	1,514,310	—	(3,275,866)	(3,776,727)	(5,538,199)	6,079	(5,532,120)

Comprehensive income
Profit/(loss) for the year	—	—	—	—	195,575	195,575	(1,198)	194,377
Other comprehensive loss
Changes in fair value of the preferred shares — attributable to its credit risk	—	—	—	(46,592)	—	(46,592)	—	(46,592)

Total comprehensive income	—	—	—	(46,592)	195,575	148,983	(1,198)	147,785

Transactions with owners
Share-based compensations (Note 8)	—	—	—	56,783	—	56,783	—	56,783
Issuance of RSUs (Note 8)	15	—	(15)	—	—	—	—	—
Purchase of vested Equity Awards (Note 8)	—	—	—	(4,382)	—	(4,382)	—	(4,382)

Total transactions with owners recognized directly in equity	15	—	(15)	52,401	—	52,401	—	52,401

As of December 31, 2017(Unaudited)	99	1,514,310	(15)	(3,270,057)	(3,581,152)	(5,336,815)	4,881	(5,331,934)

TONGCHENG-ELONG HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium	Treasury stock	Other reserves	Accumulated losses	Sub-total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2018(Unaudited)	99	1,514,310	(15)	(3,270,057)	(3,581,152)	(5,336,815)	4,881	(5,331,934)

Comprehensive income
Profit for the year	—	—	—	—	529,957	529,957	4,582	534,539
Other comprehensive income/(loss)
Credit risk for preferred share	—	—	—	932	—	932	—	932
Reclassification of the accumulated fair value change of the Preferred Shares attributable to changes in credit risk to accumulated losses upon conversion (Note 25)	—	—	—	8,879	(8,879)	—	—	—
Currency translation differences	—	—	—	(15,917)	—	(15,917)	—	(15,917)

Total comprehensive income	—	—	—	(6,106)	521,078	514,972	4,582	519,554

Transactions with owners
Share-based compensations (Note 8)	—	—	—	572,191	—	572,191	—	572,191
Issuance of ordinary shares in connection with the Acquisition (Note 29(b))	307	8,689,960	—	—	—	8,690,267	—	8,690,267
Issuance of ordinary shares to Tencent (Note 29(c))	11	303,176	—	—	—	303,187	—	303,187
Purchase of non-controlling interest (Note 32)	—	—	—	(18,123)	—	(18,123)	(18,105)	(36,228)
Conversion of the preferred shares to ordinary shares (Note 25)	192	5,438,789	—	—	—	5,438,981	—	5,438,981
Capitalization issue (Note 29)	5,973	(5,973)	—	—	—	—	—	—
Issuance of ordinary shares in connection with the Listing (Note 29)	574	1,436,609	—	—	—	1,437,183	—	1,437,183
Share issuance costs (Note 29)	—	(65,651)	—	—	—	(65,651)	—	(65,651)
Contributions from minority shareholders	—	—	—	—	—	—	1,000	1,000
Purchase of vested Equity Awards	—	—	—	(739)	—	(739)	—	(739)

Total transactions with owners recognized directly in equity	7,057	15,796,910	—	553,329	—	16,357,296	(17,105)	16,340,191

As of December 31, 2018(Unaudited)	7,156	17,311,220	(15)	(2,722,834)	(3,060,074)	11,535,453	(7,642)	11,527,811

TONGCHENG-ELONG HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
			2017	2018
	Note	2016	(Unaudited)	(Unaudited)
		RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Cash generated from operations	34	(413,844)	715,021	2,506,100
Interest received		6,700	4,310	14,895
Income tax (paid)/refund		(3,017)	563	(160,042)
Net cash flows generated from (used in) operating activities		(410,161)	719,894	2,360,953

Cash flows from investing activities
Payments for investments accounted for using the equity method		—	—	(9,792)
Payments for investments measured at fair value through profit or loss		—	—	(22,708)
Purchases of property, plant and equipment		—	(392,134)	(337,491)
Purchases of intangible assets		(56,530)	—	(40)
Proceeds from disposal of property, plant and equipment and intangible assets	34(a)	108	62	7,485
Disposal of subsidiaries, net of cash disposed		—	—	(7,693)
Payment for purchase of non-controlling interests		—	—	(20,688)
Proceeds from disposal of long-term investments measured at fair value through profit or loss		—	20,000	—
Decrease/(Increase) in restricted cash		(7,126)	(16,935)	40,678
Payments for purchases of short-term investments		(475,075)	(1,673,388)	(10,204,640)
Proceeds from redemption of short-term investments		656,023	1,520,440	8,213,211
Cash acquired from business combination	33	—	—	941,181
Net cash flows generated from (used in) investing activities		117,400	(541,955)	(1,400,497)

Cash from financing activities
Proceeds from issuance of ordinary shares to Tencent	29(c)	—	—	190,088
Purchase of vested eLong Equity Awards		(81,624)	(4,382)	(739)
Proceeds from bank borrowings		—	196,920	—
Repayments of bank borrowings		—	(6,663)	(30,038)
Proceeds from minority shareholder		—	—	2,300
Proceeds from issuance of ordinary shares in connection with the Listing	29	—	—	1,437,183
Interest income on the Listing subscription deposits		—	—	21
Exercise of stock options		1,719	—	—
Payment of share issuance cost in connection with the Listing		—	—	(117,954)
Net cash flows generated from (used in) financing activities		(79,905)	185,875	1,480,861

Net increase in cash and cash equivalents		(372,666)	363,814	2,441,317
Cash and cash equivalents at beginning of the year	23	710,403	339,299	701,748
Effect of exchange rate changes on cash and cash equivalents		1,562	(1,365)	818

Cash and cash equivalents at end of the year	23	339,299	701,748	3,143,883

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company’s shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since November 26, 2018 (the “Listing”).

The Company is an investment holding company. The Company and its subsidiaries (together, the “Group”) are principally engaged in the provision of travel related services, including accommodation reservation services, transportation ticketing services, and online advertising services (the “Listing Business”) in the People’s Republic of China (the “PRC”).

The Financial Information is presented in Renminbi (“RMB”), unless otherwise stated.

1.2                               History of the Group, material acquisitions and group structure

History of the Group

eLong Inc. (“eLong”) and its subsidiaries (collectively, the “eLong Group”) was the group of companies operating the Listing Business since its incorporation. Prior to May 31, 2016, the ordinary shares of eLong were listed and traded on NASDAQ Global Select Market (“NASDAQ”) in the form of American Depositary Shares (“ADS”). eLong had a dual-class share structure with each ordinary share entitled to one vote and each high-vote ordinary share entitled to fifteen votes.

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                                      General information, history of the Group, material acquisitions and basis of presentation (Continued)

1.2                               History of the Group, material acquisitions and group structure (Continued)

Material acquisitions

On December 28, 2017, the Company entered into an agreement with Tongcheng Network Technology Limited (“Tongcheng Network”) and its shareholders whereby the Company acquired Tongcheng Network’s Online Travel Agency Business (“Tongcheng Online Business”) by entering into a series of contractual arrangements with Tongcheng Network and its then shareholders, and the consideration was satisfied by issuing the Company’s 96,721,818 ordinary shares to the then shareholders of Tongcheng Network (the “Acquisition”). In conjunction with the Acquisition, Tencent, through one of its wholly owned subsidiaries, subscribed additional ordinary shares of the Company at a cash consideration of approximately US$30 million (Note 29(c)). The Acquisition was completed on March 9, 2018 and thereafter, Tongcheng Network became a company controlled by the Company under the contractual arrangements as further described below. The Acquisition was accounted for using the purchase method of accounting when it was consummated, thus the consolidated financial statements of the Group has consolidated the financial information of Tongcheng Online Business from the date of the Acquisition, March 9, 2018 (Note 33).

1.3                              Basis of presentation

Immediately prior to and after the Expedia Transaction and the Restructuring, the Listing Business was carried out by eLong Group. The Expedia Transaction, which was the transaction between shareholders of eLong, did not change the business substance of the Listing Business. Pursuant to the Restructuring, the Listing Business were effectively controlled by the Company through its acquisition of the entire equity interest in eLong. The Company had not been involved in any business prior to the Restructuring and its operations did not meet the definition of a business. Therefore, the Restructuring was merely a recapitalization of the Listing Business and did not change the business substance, management or controlling shareholders of the Listing Business.  Accordingly, the Group resulting from the Expedia Transaction and the Restructuring is regarded as a continuation of the Listing Business conducted by eLong Group.  For the purpose of this report, the consolidated financial statements of the Group has been prepared and presented using the carrying amounts of the Listing Business as recorded in the consolidated financial statements of eLong throughout the years presented.

For companies acquired from or disposed of to a third party, including those involved in the Acquisition, their financial information is included in or excluded from the consolidated financial statements of the Group from the respective dates of the acquisitions or disposals.

Inter-company transactions, balances and unrealized gains/losses on transactions between group companies are eliminated on consolidation.

2                                         Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.1                               Basis of preparation

The consolidated financial statements of the Group has been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standard Board (“IASB”). In preparing the consolidated financial statements, the Group has early adopted IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which were effective for financial years commencing on or after January 1, 2018, and applied consistently throughout the years presented.

Except for IFRS 9 and IFRS 15 which have been early adopted by the Group, all other effective standards, amendments to standards and interpretations, which are mandatory for the financial year beginning on January 1, 2018, are applied to the Group from the year ended December 31, 2018. The Company assess the net impact on the financial performance of the Group is limited.

The consolidated financial statements has been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including redeemable convertible preferred shares) which are carried at fair value.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3 below.

(a)                                 New standards and interpretations not yet adopted

The following new standards, amendments and interpretations to existing standards, which are relevant to the Group have been issued and are effective for further reporting periods and have not been early adopted by the Group.

Effective for annual periods beginning on or after

Amendments to IAS 19 (Note (i))	Plan Amendment, Curtailment or Settlement	January 1, 2019
Amendments to IFRS 9 (Note (i))	Prepayment features with negative compensation	January 1, 2019
IFRIC 23 (Note (i))	Uncertainty over income tax treatments	January 1, 2019
IFRS 16 (Note (ii))	Leases	January 1, 2019
Annual improvement 2015-2017 cycle relating to IFRS 3, IFRS 11, IAS 12 and IAS 23 (Note (i))	Business combination, Joint arrangements, Income taxes and Borrowing costs	January 1, 2019
Amendments to IAS 28 (Note (i))	Long-term interest in associate or joint ventures	January 1, 2019
IFRS 10 and IAS 28 (Amendments) (Note (i))	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.1                               Basis of preparation (Continued)

(a)                                 New standards and interpretations not yet adopted (Continued)

Note:

(i)                                     The Group has already commenced an assessment of the impact of these new or revised standards, and amendments. According to the preliminary assessment made by the directors (“Directors”), no significant impact on the financial performance and positions of the Group is expected when they become effective.

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

The Group is a lessee of certain office spaces which are currently classified as operating leases. The Group’s current accounting policy for such leases, as set out in Note 2.24, is to record the rental expenses in profit or loss when such expenses were incurred, with the related operating lease commitments being separately disclosed (Note 37). IFRS 16 provides new provisions for the accounting treatment of leases which no longer allows lessees to recognize the leases outside of the Consolidated Statement of Financial Position. Instead, all non-current leases should be recognized in the form of assets (for the right of use) and financial liabilities (for the payment obligations) in the Consolidated Statement of Financial Position. Short-term leases of less than twelve months and leases of low-value assets are exempt from such reporting obligation. The new standard will therefore result in a derecognition of prepaid operating leases, increase in right-of-use assets and increase in lease liabilities in the Consolidated Statement of Financial Position. In the Consolidated Statement of Comprehensive Income, as a result, the annual rental and amortization expenses of prepaid operating lease under otherwise identical circumstances will decrease, while depreciation of right-of-use of assets and interest expense arising from the lease liabilities will increase. The new standard will impact the Consolidated Statement of Financial Position in terms of total assets and liabilities.

As at December 31, 2018, the Group has non-cancellable operating lease commitments of RMB45 million (Note 37). Of these commitments, approximately RMB32 million relate to short-term leases which will be recognised on a straight-line basis as expense in profit or loss.

The Company anticipates that the application of IFRS 16 in 2019 will result in an increase in financial assets and financial liabilities, however which is likely to have insignificant impact on the financial position and financial performance of the Group.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group’s financial performance and position.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

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

(i)                                    Subsidiaries controlled through contractual arrangements

The prevailing PRC rules and regulations restrict foreign ownership of companies that provide internet content, call center services, travel agency and transportation ticketing services, which represent the core activities of and services provided by the Group.  As a result of such restrictions, the Company does not have equity interests in certain of its PRC operating entities. However, pursuant to a series of contractual arrangements of the Group with each of Beijing E-dragon Information Technology Limited (北京艺龙信息技术有限公司) (“Beijing E-dragon”), Suzhou Chengyi International Technology Limited (苏州程艺网络科技有限公司) (“Suzhou Chengyi”), Tongcheng Network and their respective equity holders (“Beijing E-dragon Contractual Arrangement”, “Suzhou Chengyi Contractual Arrangement”, “Tongcheng Network Contractual Arrangement”, and collectively, the “Contractual Arrangements”), which enable the Company to:

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.2                               Subsidiaries (Continued)

(a)                                 Consolidation (Continued)

(i)                                    Subsidiaries controlled through contractual arrangements (Continued)

As a result of the Contractual Arrangements, the Company has rights to exercise power over Beijing E-dragon, Tongcheng Network and Suzhou Chengyi and their respective subsidiaries, receive variable returns from its involvement with Beijing E-dragon, Tongcheng Network and Suzhou Chengyi and their respective subsidiaries, and has the ability to affect those returns through its power over Beijing E-dragon, Tongcheng Network and Suzhou Chengyi and their respective subsidiaries.  Therefore, the Company is considered to have the power to control Beijing E-dragon, Tongcheng Network and Suzhou Chengyi and their respective subsidiaries. Consequently, the Company regards Beijing E-dragon, Tongcheng Network and Suzhou Chengyi and their respective subsidiaries as structured entities and consolidates the financial positions and results of operations of these entities in the consolidated financial statements of the Group.

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.2                               Subsidiaries (Continued)

(a)                                 Consolidation (Continued)

(ii)                                Business combination (Continued)

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

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

The Group determines at each reporting date whether there is any objective evidence that the investments in the associate are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to “share of profit of investments accounted for using equity method” in the consolidated statement of comprehensive income or loss.

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.3                               Associates (Continued)

(b)                                 Investments in associates in the form of redeemable convertible preferred shares

Investments in associates in the form of redeemable convertible preferred shares or ordinary shares with preferential rights shares are accounted as financial assets measured at fair value through profit or loss.

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

2.5                               Foreign currency translation

(a)                                 Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company’s shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since November 26, 2018 and the Company receives Listing proceeds and settles various kinds of expenses in either Hong Kong Dollars (“HKD”) or United States Dollars (“USD”), thus the Company determined to change its functional currency from RMB to USD from December 1, 2018. The Company’s primary subsidiaries were incorporated in the PRC and these subsidiaries considered RMB as their functional currency. As the major operations of the Group are within the PRC, the Group determined to present its consolidated financial statements in RMB (unless otherwise stated).

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

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

Building	20 to 50 years
Software	3 to 10 years
IT equipment	2 to 5 years
Leasehold improvements	Estimated useful lives or remaining lease terms, whichever is shorter
Furniture, fixtures and motor vehicle	4 to 5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.6                               Property, plant and equipment (Continued)

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

2.7                               Land use rights

Land use rights represent upfront payments made for the land use rights and are expensed in the statements of comprehensive income on a straight-line basis over the periods of the leases.

2.8                               Intangible assets

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

(b)                                 Intangible assets other than goodwill with indefinite useful life

Intangible assets other than goodwill that have indefinite useful life primarily include trade name acquired in business combination are recognised at fair values at the date of the acquisition. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.8                               Intangible assets (Continued)

(c)                                  Other intangible assets with definite useful life

Other intangible assets with definite useful life mainly including trade names, business relationship, technology platform and business cooperation arrangements, are stated at cost less accumulated amortization and impairment losses, if any. Amortization is calculated using the straight-line method to allocate the costs of acquired intangible assets over the following estimated useful lives:

Trade names	5 years
Business relationship	12 years
Technology platform	6 years
Business cooperation arrangements	3-5 years
Customer lists	5 years
Internet domain names	5 years

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

All development costs incurred by the Group during the years ended December 31, 2016, 2017 and 2018 do not meet the capitalization criteria and hence are fully expensed off.

2.9                               Impairment of non-financial assets other than goodwill

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.10                        Financial assets

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

See Note 16 for details about each type of financial asset.

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.10                        Financial assets (Continued)

(b)                                 Measurement (Continued)

Debt instruments (Continued)

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.10                        Financial assets (Continued)

(c)                                  Impairment (Continued)

Impairment on other receivables is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime expected credit loss.

2.11                        Trade and other receivables

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

2.12                        Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.13                        Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or share options are shown in equity as a deduction from the proceeds.

2.14                        Trade payables

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

2.15                        Borrowings

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.16                        Redeemable convertible preferred shares

Redeemable convertible preferred shares issued by the Company are redeemable upon occurrence of certain future events and at the option of the holders. This instrument can be converted into ordinary shares of the Company at any time at the option of the holders or automatically converted into ordinary shares upon occurrence of an initial public offering of the Company or agreed by majority of the holders as detailed in Note 25.

The Group designated the redeemable convertible preferred shares as financial liabilities at fair value through profit or loss. They are initially recognized at fair value. Any directly attributable transaction costs are recognized as finance costs in the consolidated statements of comprehensive income.

Subsequent to initial recognition, the redeemable convertible preferred shares are carried at fair value with changes in fair value recognized in the consolidated statements of comprehensive income in the year in which they arise.

Redeemable convertible preferred shares are classified as non-current liabilities when the Group has unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

2.17                        Current and deferred income tax

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.17                        Current and deferred income tax (Continued)

(b)                                 Deferred income tax (Continued)

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

2.18                        Employee benefits

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.18                        Employee benefits (Continued)

(d)                                 Share-based compensation

Equity-settled share-based payment transactions

The Group operates share incentive plan, under which it receives services from employees as consideration for equity instruments (restricted shares units (“RSUs”) and options) of the Company. The fair value of the services received in exchange for the grant of the equity instruments (RSUs and options) is recognized as an expense in the consolidated statements of comprehensive income with a corresponding increase in equity.

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

The Company grants its equity instruments to employees of its subsidiaries to exchange for their services related to the subsidiaries. Accordingly, the share-based compensation expenses, which are recognised in the financial statements, are treated as part of the “Investments in subsidiaries” in the Company’s statement of financial position.

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.19                        Provisions

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

2.20                        Revenue recognition

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

If contracts involve the sale of multiple services, the transaction price will be allocated to each performance obligation based on their relative stand-alone selling prices. If the stand-alone selling prices are not directly observable, they are estimated based on expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information.

(a)                                 Principal agent consideration

The Group determines the presentation of its revenue by assessing whether it acts as the principal of the services that are rendered. The Group presents its revenues on a net basis (that is, the amount billed to the users less the amount paid to the travel service suppliers) when the Group acts as an agent with no control over the underlying services and does not assume inventory risk. The Group presents its revenue on a gross basis (that is, the amount billed to the users) when the Group assumes inventory risk and acts as a principal by pre-purchasing the travel related products from the travel service suppliers. The purchase payments to the travel suppliers are recorded as “cost of revenue” in the consolidated statements of comprehensive income/(loss).

The Group presents majority of its revenue on net basis as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier prior to its transfer to the user.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.20                        Revenue recognition (Continued)

(b)                                 Timing of revenue recognition

Accommodation reservation services

The Group generates revenue as a result of the booking of travel products and services on its websites and mobile apps and derives its revenue mainly from the commissions earned from intermediating services for facilitating reservations of hotel accommodations. Commissions from accommodation reservation services are recognized at a point in time when the accommodation reservations placed by users through the Group become non-cancellable.

Transportation ticketing services

Transportation ticketing services primarily consist of the reservation of air tickets and train tickets, sale of travel insurance and other transportation-related services. The commissions from such services are recognized at a point in time upon the issuance of the tickets or the travel insurance, net of estimated cancellations.

Other Services

Other revenues are primarily derived from technical development service and advertising business. The revenues are recognized over the service period.

(c)                                  Contract asset and contract liability

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for services that the Group has transferred to its customer. A contract liability is the Group’s obligation to transfer services to its customer for which the Group has received consideration from the customer. Incremental costs incurred to obtain a contract, if recoverable, are capitalized and presented as contract assets and subsequently amortized when the related revenue is recognized. The Group applies the practical expedient and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

(d)                                Users incentive programs

The Company provides various users incentive programs, where participating users are awarded incentives on current transactions or for free that can be redeemed for future reservations through the Company’s platforms. The estimated fair value of the incentives awarded on current transactions that are expected to be redeemed is recognized as a reduction of revenues at the time the incentives are granted. Incentives awarded for free to participating users are not considered as payment to customer but recorded as selling and marketing expenses instead.

2.21                        Service development expense

Service development expenses represents the expenses incurred to develop and diversify the travel products and services the Company’s sources from its travel service providers as well as the expenses in relation to the research and development of service providers assist system and the Company’s online platforms.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                                      Summary of significant accounting policies (Continued)

2.22                        Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance). Interest income is presented as finance income where it is earned from financial assets that are held for cash management purposes. Any other interest income is included in “Other gains/(losses), net”.

2.23                        Government grants/subsidies

Grants/subsidies from government are recognized at their fair value where there is a reasonable assurance that the grants/subsidies will be received and the Group will comply with all attached conditions.

Under these circumstances, the grants/subsidies are recognized as income or matched with the associated costs which the grants/subsidies are intended to compensate.

2.24                        Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of comprehensive income or loss on a straight-line basis over the period of the lease.

2.25                        Dividends distribution

Dividends distribution to the Company’s shareholders is recognized as a liability in the Group’s and the Company’s financial information in the period in which the dividends are approved by the Company’s shareholders or Directors, where appropriate.

3.                                      Critical accounting estimates and judgements

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Management of the Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Apart from the PRC operating entities under the Group’s control through the Contractual Arrangements being accounted for as subsidiaries as described in Note 2.2(a) above, the estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                                      Critical accounting estimates and judgements (Continued)

(a)                                 Impairment of non-financial assets (Continued)

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

(b)                                 Valuation of redeemable convertible preferred shares

The preferred shares issued by the Company are not traded in an active marker and the respective fair value is determined by using valuation techniques. The Group has used the discounted cash flow method to determine the underlying equity value of the Company and adopted equity allocation model to determine the fair value of the preferred shares. Key assumptions, such as discount rate, risk-free interest rate, lack of marketability discount and volatility are disclosed in Note 25.

(c)                                  Business combinations

Business combinations are accounted for under acquisition method. On March 9, 2018, the Group consummated the acquisition of Tongcheng Online Business by issuing 96,721,818 ordinary shares (the “Newly Issued Shares”) of the Company as the consideration. The determination of fair values to the Newly Issued Shares and the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are royalty rate for brand name, supplier turnover rate, revenue growth rate, gross margin rate, discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

(d)                                 Useful lives and amortization charges of intangible assets

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

(e)                                  Current and deferred income taxes

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                                      Critical accounting estimates and judgements (Continued)

(f)                                   Fair value of financial assets

Fair value of financial assets, in the absence of an active market, is estimated by using appropriate valuation techniques. Such valuation were based on certain assumptions about credit risk, volatility and liquidity risks associated with the instruments, which are subject to uncertainty and might materially differ from the actual results. Further details are included in Note 4.3.

4.                                      Financial risk management

4.1                               Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, cash flow and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group.

(a)                                 Market risk

(i)                                     Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the Group entities’ functional currency. The Group manages its foreign exchange risk by performing regular reviews of the Group’s net foreign exchange exposures. The Group does not hedge against any fluctuation in foreign currency during the years ended December 31, 2016, 2017 and 2018.

The Group operates mainly in the PRC with most of the transactions settled in RMB, management considers that the business is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of the Group are denominated in the currencies other than the respective functional currencies of the Group’s entities.

(ii)                                  Interest rate risk

The Group’s interest rate risk primarily arose from borrowings with floating rates (Note 24), time deposits and cash and cash equivalents. Those carried at floating rates expose the Group to cash flow interest rate risk whereas those carried at fixed rates expose the Group to fair value interest rate risk.

If the interest rate of borrowings with floating rate had been 10 percent higher/lower, the profit before income tax for the year ended December 31, 2018 would have been approximately RMB981,000 (2017: RMB264,000) lower/higher .

If the interest rate of time deposits had been 10 percent higher/lower, the profit before income tax for the year ended December 31, 2018 would have been approximately RMB2,576,000 higher/lower.

If the interest rate of cash and cash equivalents had been 10 percent higher/lower, the profit before income tax the year ended December 31, 2018 would have been approximately RMB6,408,000 (2017: RMB745,000) higher/lower.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                                      Financial risk management (Continued)

4.1                               Financial risk factors (Continued)

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

Trade receivables as of December 31, 2016, 2017 and 2018 are mainly due from the third-party customers including hotels, insurance companies or related agents, etc. in cooperation with the Group and other receivables mainly include deposits, guarantees and others (“Receivables”). The Group considers the probability of default upon initial recognition of Receivables and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, the Group compares the risk of a default occurring on the Receivables as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Especially the following indicators are incorporated:

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

A default on Receivables are when the counterparty fails to make contractual payments within 180 days of when they fall due. Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the Group. The Group categorises a receivable for write off when a debtor fails to make contractual payments greater than 360 days past due. Where receivables have been written off, the Group continues to engage in enforcement activity to attempt to recover the receivable due. Where recoveries are made, these are recognised in profit or loss.

The Group makes periodic assessment on the credit risk of the Receivables based on the history of cooperation with customers, settlement records and past experience and other information, macroeconomic information (such as market interest rates or growth rates) is incorporated as part of the internal rating model, the Directors believe that the credit risk inherent in the Receivables is not material, the Directors believe that the credit risk inherent in the outstanding Receivables due from the debtors is not material. The assessment on the expected credit loss associated with trade receivables is performed by management, see Note 22(d) for detail.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                                      Financial risk management (Continued)

4.1                               Financial risk factors (Continued)

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

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At December 31, 2016
Trade payables	921,633	—	—	—	921,633
Other payables and accruals	123,624	—	—	—	123,624
	1,045,257	—	—	—	1,045,257

At December 31, 2017 (Unaudited)
Borrowings	29,643	28,581	79,375	106,141	243,740
Trade payables	1,114,917	—	—	—	1,114,917
Other payables and accruals	120,610	—	—	—	120,610
	1,265,170	28,581	79,375	106,141	1,479,267

At December 31,2018 (Unaudited)
Borrowings	28,581	27,520	76,191	81,805	214,097
Trade payables	2,569,092	—	—	—	2,569,092
Other payables and accruals	706,598	—	—	—	706,598
	3,304,271	27,520	76,191	81,805	3,489,787

The key terms of redeemable convertible preferred shares are presented in Note 25.

4.2                               Capital risk management

The Group’s objectives when managing capital (including funding from the Group and related parties) are to safeguard the Group’s ability to continue as a going concern in order to provide returns for the Group and benefits for other stakeholders and to maintain an optimal capital structure to enhance equity value in the long-term.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                                      Financial risk management (Continued)

4.3                               Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as of December 31, 2016, 2017 and 2018, by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels within a fair value hierarchy as follows:

•                      quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•                      inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2);

•                      inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s assets and liabilities that are measured at fair value as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31, 2016
Assets
- Long-term investments measured at fair value through profit or loss (Note 17)	—	—	45,685	45,685
- Short-term investments measured at fair value through profit or loss (Note 17)	—	—	71,041	71,041
	—	—	116,726	116,726

Liabilities
- Redeemable convertible preferred shares (Note 25)	—	—	6,398,631	6,398,631

The following table presents the Group’s assets and liabilities that are measured at fair value as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31, 2017 (Unaudited)
Assets
- Long-term investments measured at fair value through profit or loss (Note 17)	—	—	25,239	25,239
- Short-term investments measured at fair value through profit or loss (Note 17)	—	—	236,107	236,107
	—	—	261,346	261,346

Liabilities
- Redeemable convertible preferred shares (Note 25)	—	—	6,347,647	6,347,647

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                                      Financial risk management (Continued)

4.3                               Fair value estimation (Continued)

The following table presents the Group’s assets and liabilities that are measured at fair value as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31, 2018 (Unaudited)
Assets
- Long-term investments measured at fair value through profit or loss (Note 17)	—	—	52,442	52,442
- Short-term investments measured at fair value through profit or loss (Note 17)	—	—	2,570,170	2,570,170
	—	—	2,622,612	2,622,612

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

The changes in level 3 instruments of the Preferred Shares for the years ended December 31, 2016, 2017 and 2018 are presented in the Note 25.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                                      Financial risk management (Continued)

4.3                               Fair value estimation (Continued)

(c)                                  Financial instruments in level 3 (Continued)

The following table presents the changes in level 3 instruments of long-term investments measured at fair value through profit or loss for the years ended December 31, 2016, 2017 and 2018.

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

At the beginning of the year	49,881	45,685	25,239
Addition	—	—	22,708
Disposal	—	(19,247)	—
Changes in fair value	(4,196)	(1,199)	4,495
At the end of the year	45,685	25,239	52,442

The following table presents the changes in level 3 instruments of short-term investments measured at fair value through profit or loss for the years ended December 31, 2016, 2017 and 2018.

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

At the beginning of the year	21,046	71,041	236,107
Addition	425,623	1,673,388	9,884,640
Business combination	—	—	537,000
Disposal	(382,064)	(1,520,439)	(8,161,654)
Changes in fair value	6,436	12,117	74,077
At the end of the year	71,041	236,107	2,570,170

Net unrealized gains for the year	165	2,062	21,567

The valuation of the level 3 instruments mainly included the Preferred Shares (Note 25), long-term investments measured at fair value through profit or loss in unlisted companies (Note 17) and short-term investments measured at fair value through profit or loss (Note 17). As these instruments are not traded in an active market, their fair values have been determined by using various applicable valuation techniques, including discounted cash flows and market approach etc. Major assumptions used in the valuation for the preferred shares are presented in Note 25.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                                      Financial risk management (Continued)

4.3                               Fair value estimation (Continued)

(c)                                  Financial instruments in level 3 (Continued)

The following table summarizes the quantitative information about the significant unobservable inputs used in recurring level 3 fair value measurements of the short-term and long-term investments as of December 31, 2016, 2017 and 2018.

Description	Fair Values As of December 31,			Valuation techniques	Significant unobservable inputs	Range of inputs As of December 31,			Relationship of unobservable inputs to fair values
		2017	2018				2017	2018
	2016	(Unaudited)	(Unaudited)			2016	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000			RMB’000	RMB’000	RMB’000

Investments measured at fair value through profit or loss	45,685	25,239	52,442	Market approach	Expected volatility	47.2%~52%	35%~43.1%	43.6%~48%	The higher the expected volatility, the lower the fair value

Short-term investments measured at fair value through profit or loss	71,041	236,107	2,570,170	Discounted cash flows	Expected rate of return	0.8%-6.0%	1.5%-6.0%	2.8~6.2%	The higher the expected rate of return, the higher the fair value

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                                      Financial risk management (Continued)

4.3                               Fair value estimation (Continued)

(c)                                  Financial instruments in level 3 (Continued)

If the fair values of the long-term investments and short-term investments measured at fair value through profit or loss held by the Group had been 10% higher/lower, the profit before income tax for the year ended December 31, 2016, 2017 and 2018 would have been approximately RMB11.7 million higher/lower, RMB26.1 million higher/lower and RMB262.3 million higher/lower.

If the Company’s key valuation assumptions used to determine the fair value of the Preferred Shares had increased/decreased by 5% with all other variables held constant, the profit before income tax for the years ended December 31, 2016, 2017 and 2018 respectively, the estimated recoverable amount shall exceed its carrying amount listed in below table (assuming the change of key factors would not have significant impact on fair value change attributable to credit risk):

	As of December 31, 2016
Fair value of the Preferred Shares	Discount rate	Discounts for lack of marketability (“DLOM”)	Volatility	Probability of IPO scenario
	RMB’000	RMB’000	RMB’000	RMB’000

Increase 5%	(404,220)	(64,184)	(2,706)	(8,300)
Decrease 5%	461,329	64,178	2,172	8,300

	As of December 31, 2017 (Unaudited)
Fair value of the Preferred Shares	Discount rate	Discounts for lack of marketability (“DLOM”)	Volatility	Probability of IPO scenario
	RMB’000	RMB’000	RMB’000	RMB’000

Increase 5%	(408,866)	(36,861)	(9,439)	(43,389)
Decrease 5%	465,319	36,847	9,247	43,388

	As of December 31, 2018 (Unaudited)
Fair value of the Preferred Shares	Discount rate	Discounts for lack of marketability (“DLOM”)	Volatility	Probability of IPO scenario
	RMB’000	RMB’000	RMB’000	RMB’000

Increase 5%	(318,306)	(32,049)	—	—
Decrease 5%	362,786	31,812	—	—

On March 9, 2018, upon the completion of the Acquisition, all preferred shares were converted into ordinary share on a 1:1 basis (Notes 29(b) and 33).

There were no transfers between level 1, 2 and 3 of fair value hierarchy classifications during the years ended December 31, 2016, 2017 and 2018.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.                                      Revenue and segment information

The CODM assesses the performance of the operating segment mainly based on the measure of operating profit, excluding items which are not directly related to the segment performance (“combined results”). These include non-operating income/(expenses) such as government subsidies, fair value gains on short-term investments measured at fair value through profit or loss, and other non-operating items. The CODM reviews the combined results when making decisions about allocating resources and assessing performance of the Group as a whole. Therefore, the Group has only one reportable segment which mainly operates its businesses in the PRC and earns substantially all of the revenues from external customers attributed to the PRC. As of December 31, 2016, 2017 and 2018, substantially all of the non-current assets of the Group were located in the PRC. Therefore, no geographical segments are presented. No analysis of segment assets or segment liabilities is presented as they are not used by the CODM when making decisions about allocating resources and assessing performance of the Group

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
		RMB’000	RMB’000

Operating (loss)/profit per consolidated statements of comprehensive income	(2,115,907)	28,714	(311,192)
Less: Other income	(10,547)	(12,805)	(33,396)
Fair value changes on investments measured at fair value through profit or loss	4,031	(863)	(78,572)
Other gains, net	(4,689)	(22,610)	(47,888)
Operating loss presented to the CODM	(2,127,112)	(7,564)	(471,048)

Revenue by service type for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Accommodation reservation services	2,094,050	2,361,625	1,830,370
Transportation ticketing services	86,650	61,295	3,232,521
Others	23,865	95,671	192,748
Total revenue	2,204,565	2,518,591	5,255,639

The major customers which contributed more than 10% of the total revenue for the years ended December 31, 2016, 2017 and 2018 are listed as below:

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	%	%	%

Customer A	—	9.68%	21.46%

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.                                      Expenses by nature

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Commission expenses	473,276	659,761	269,807
Employee benefit expense (Note 7)	688,790	635,186	1,969,721
Cost of pre-purchased travel related products	677,359	532,870	188,070
Advertising and promotion expenses	1,357,769	356,776	1,205,448
Depreciation and amortization expense (Note 14, 18 & 19)	77,333	84,150	455,964
Order processing cost	46,708	51,841	704,228
Rental and utility fees	42,995	38,963	65,391
Telephone and communication	38,022	37,779	20,769
Professional service fees	39,596	35,032	159,974
Audit fees	4,158	1,491	15,828
Travelling and entertainment expenses	21,762	23,613	56,606
Bandwidth and servers fee	20,949	23,581	116,398
Tax and surcharges	21,549	7,815	25,214
Charges related to re-designation of ordinary shares to the Preferred Shares in connection with the Restructuring (Note 25)	742,467	—	—
Reorganisation cost (Note 27(a))	—	—	220,953
Acquisition-related cost (Note 33)	—	—	9,883
Issuance of ordinary shares at discount (Note 29(c))	—	—	113,099
Procurement costs	—	—	92,160
Others	78,944	37,297	37,174
	4,331,677	2,526,155	5,726,687

6.                                      Employee benefit expense (including directors’ emoluments)

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Wages, salaries and bonuses	458,322	446,399	1,081,061
Pension costs - defined contribution plans	62,167	62,881	119,558
Other social security costs, housing benefits and other employee benefits	95,958	69,123	196,911
Share-based compensation expenses (Note 8)	72,343	56,783	572,191
	688,790	635,186	1,969,721

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.                                      Employee benefit expense (including directors’ emoluments) (Continued)

(b)                                 Directors’ emoluments

The remuneration of each director of the Company paid/payable by the Group for the year ended December 31, 2016, 2017 and 2018 are set out as follows:

	Emoluments paid or receivable in respect of a person’s services as a director, whether of the Company or its subsidiaries undertaking
	Fees	Salary	Discretionary Bonuses	Housing allowance	Estimated money value of other benefits	Employer’s contribution of a retirement benefit scheme	Share-based compensation expenses	Other emoluments paid or receivable in respect of director’s other services in connection with the management of the affairs of the Company or its subsidiaries undertaking	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Year ended December 31, 2016
Executive Director — Mr. Jiang Hao	—	675	—	14	26	42	11,055	—	11,812

Year ended December 31, 2017 (Unaudited)
Jiang Hao	—	925	1,662	16	26	46	9,447	—	12,122

Year ended December 31, 2018 (Unaudited)
Ma Heping (CEO)	—	1,474	—	17	10	28	65,863	—	67,392
Jiang Hao	—	906	1,720	17	28	50	26,489	—	29,210
Wu Zhixiang	—	1,625	—	17	10	28	18,037	—	19,717
Liang Jianzhang	—	—	—	—	—	—	—	—	—
Lin Haifeng	—	—	—	—	—	—	—	—	—
Brent Richard Irvin	—	—	—	—	—	—	—	—	—
Wu Haibing	—	—	—	—	—	—	—	—	—
Dai Xiaojing	—	—	—	—	—	—	—	—	—
Han Yuling	—	—	—	—	—	—	—	—	—

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.                                      Employee benefit expense (including directors’ emoluments) (Continued)

(b)                                 Directors’ emoluments (Continued)

The remuneration shown above represents remuneration received from the Group by the director in his capacity as employee to the companies comprising the Group. No directors waived any emolument during the years ended December 31, 2016, 2017 and 2018.

No director fee was paid to the director in his capacity as director of the Company. No emolument was paid by the Company or the companies comprising the Group as an inducement to join the Company or the companies comprising the Group, or as compensation for loss of office during the years ended December 31, 2016, 2017 and 2018.

Mr. Wu Zhixiang was appointed as the Company’s Co-chairman and executive director in March, 2018.

Mr. Ma Heping, Mr. Jiang Hao were appointed as the Company’s executive director in March, 2018.

Mr. Liang Jianzhang was appointed as the Company’s Co-chairman and non-executive director in March, 2018.

Mr. Lin Haifeng, and Mr. Brent Richard Irvin were appointed as the Company’s non-executive directors in March, 2018.

Mr. Wu Haibing, Mr. Dai Xiaojing and Ms. Han Yuling were appointed as the Company’s independent non-executive directors in November 2018.

During the year ended December 31, 2018, the independent non-executive directors did not receive any remuneration from the Group.

(c)                                  Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the years ended December 31, 2016, 2017 and 2018 include 3 and 1 director whose emoluments are reflected in the analysis shown in “Directors’ emoluments” above. The emoluments payable to the remaining 2 and 4 individuals are as follows:

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Wages, salaries and bonuses	4,234	5,306	3,230
Pension costs - defined contribution plans	172	198	97
Other social security costs, housing benefits and other employee benefits	292	234	83
Share-based compensation expenses (Note 8)	9,285	6,105	29,413
	13,983	11,843	32,823

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.                                     Employee benefit expense (including directors’ emoluments) (Continued)

(c)                                  Five highest paid individuals (Continued)

The emoluments fell within the following band:

	Number of individuals
	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)

Below HKD 2 million	—	—	—
HKD 2 million to HKD 3 million	—	—	—
HKD 2 million to HKD 3 million	—	3	—
HKD 3 million to HKD 4 million	3	—	—
HKD 4 million to HKD 5 million	—	—	—
HKD 5 million to HKD 10 million	1	1	—
Over HKD 10 million	—	—	2

7.                                      Share-based compensation expenses

(a)                                 Share incentive plans

In August 2016, the Company adopted the 2016 share incentive plan (the “2016 Plan”), which allows officers, employees, non-employees, directors of the Company to (i) acquire ordinary shares of the Company pursuant to options granted hereunder, (ii) receive RSU awards, and (iii) make direct purchases of restricted shares. The maximum number of ordinary shares that may be subject to the awards granted under the 2016 Plan is 10,136,000.

In March 2018, the Company adopted the 2018 share incentive plan (the “2018 Plan”), which allows senior management, other employees, non-employees, directors of the Company, with certain vesting conditions being fulfilled, to (i) acquire ordinary shares of the Company pursuant to options granted, (ii) receive RSU awards, and (iii) make direct purchases of restricted shares. The maximum number of ordinary shares that may be subject to the awards granted under the 2018 Plan is 163,240,270.

RSUs are rights to receive the ordinary shares of eLong or the Company, when applicable. RSUs generally vest over a two to five-year period, and are not entitled to dividends or voting rights.

(b)                                 Equity Awards in connection with the Restructuring

In August 2017, to align the interests of key employees with that of the Company, the Company established several employees’ equity awards entities in the form of limited liability partnerships in 2017 (the “EAEs”) and the EAEs jointly established an employees’ equity awards holding company (“EAE Holdco”). According to the agreements between the EAEs and EAE Holdco, the Company has the discretion to invite any employee of the Company to participate in the EAEs by subscribing for their partnership interest. The participating employees are entitled to all the economic benefits generated by the EAEs with the requisition service period. As the general partner of these EAEs are designated by the Company, the EAEs and EAE Holdco are therefore controlled and consolidated by the Company as structured entities and all the ordinary shares issued to EAE Holdco for the purpose of equity incentives are recorded as treasury stock of the Company.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.                                      Share-based compensation expenses (Continued)

(c)                                  Equity Awards after the Restructuring

After the incorporation of the EAEs and EAE Holdco, to assume and replace the RSUs of eLong granted under eLong Equity Awards as aforementioned, the Company issued 2,068,671 ordinary shares to EAE Holdco which represented the then outstanding RSUs of eLong held by related employees before the Restructuring.

On September 1, 2017, the Company, through the EAEs and EAE Holdco, granted 2,350,000 RSUs to certain selected employees, 662,667 of which were immediately vested upon the grant with the remaining portion to be vested in 5 instalments over a 2.5 year requisite service period.

On March 9, 2018 and May 18, 2018, the Group granted 5,103,003 and 5,103,003 share options respectively under the 2018 Plan to senior management, other employees, non-employees, directors of the Group. The exercise price of all options granted is RMB26 and RMB55 per share respectively. The option granted are with the requisite service period of four years from the grant day.

On September 1, 2018, the Group granted 6,118,021 share options under the 2018 Plan to senior management, other employees, directors of the Group. The exercise price of all options granted is IPO issuance price of the Company. The options are exercisable upon the market value of the Company reaches RMB30 billion and shall be forfeited upon optionee’s resignation or retirement.

In October 2018, the Company granted certain cash-settled share options in connection with the acquisition of additional interest of its subsidiary, see Note 32 for detail.

Pursuant to the share premium account of the Company being credited as a result of the Listing, the Company allotted and issued a total of 1,719,906,084 shares by way of capitalisation of the credit of the share premium account upon the Listing. The number of share options and RSUs in issue prior to the capitalisation issue is adjusted in accordance with the proportional change in the number of outstanding ordinary shares after the share issue as if the event (the de facto 1:10 stock split) had occurred at the beginning of the years presented.

The share-based compensation expense recognized for employee services received during the years ended December 31, 2016, 2017 and 2018 is shown in the following table:

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Expense arising from equity-settled share-based payment transactions	72,343	56,783	572,191

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.                                      Share-based compensation expenses (Continued)

(d)                                 Equity Awards after the Restructuring (Continued)

Share options

The following table summarizes information with respect to share options outstanding as of December 31, 2016, 2017 and 2018 and the weighted average exercise prices (“WAEP”).

	As of December 31,
	2016 number	2016 WAEP	2017 number	2017 number	2018 number	2018 WAEP
		USD				RMB

Outstanding at January 1	1,835,130	0.84	n/a	n/a	n/a	n/a
Granted			n/a	n/a	163,240,270	5.75
Forfeited and expired during the year	(972,160)	0.87	n/a	n/a	(1,069,200)	5.19
Exercised during the year/period	(298,720)	0.71	—	—	—	—
Repurchased during the year/period	(564,250)	0.84	—	—	—	—
Outstanding at ending	—	—	n/a	n/a	162,171,070	5.75
Exercisable at ending	—	—	n/a	n/a	—	—

There was no new share option granted during the year ended December 31, 2016, 2017 and 2018.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.                                      Share-based compensation expenses (Continued)

(d)                                 Equity Awards after the Restructuring (Continued)

Based on fair value of the underlying ordinary shares, the Company has used Binomial option-pricing model to determine the fair value of the share option granted in 2018. Key assumptions are summarized in the following table:

	Year ended December 31,2018
	Granted on March 9, 2018	Granted on May 18, 2018	Granted on September 1, 2018
	RMB	RMB	HKD
Exercise price	2.6	5.5	9.8
Risk free interest rate	2.98%	3.13%	2.97%
Dividend Yield	0.00%	0.00%	0.00%
Expected volatility	51.59%	51.42%	51.24%

The weighted average remaining contractual life for the share options outstanding as of December 31, 2018 was 9.5 years.

Share options outstanding at the end of 2018 have the following expiry date and exercise prices:

Expiry date	Exercise price per share option	Number of share options as of December 31, 2018

March 9, 2028	RMB 2.6	50,630,180
May 18, 2028	RMB 5.5	50,630,180
August 31, 2028	HKD 9.8	60,910,710
		162,171,070

RSUs

The following table summarizes information with respect to RSUs arrangements as of December 31, 2016, 2017 and 2018 and the weighted average fair value (“WAFV”).

	Year ended December 31,
	2016		2017 (Unaudited)		2018 (Unaudited)
	number	WAFV	number	WAFV	number	WAFV
		USD		USD		USD

Outstanding at beginning	39,374,150	0.83	21,586,790	0.86	44,186,710	0.91
Granted during the year	4,100,000	0.88	23,500,000	0.95	—	—
Forfeited and expired during the year	(5,043,840)	0.79	(32,290)	0.9	—	—
Exercised during the year/period	(2,114,330)	0.80	—	—	—	—
Repurchased during the year	(14,729,190)	0.83	(867,790)	0.74	(129,760)	0.91
Outstanding and exercisable at ending	21,586,790	0.85	44,186,710	0.91	44,056,950	0.91

The fair value of RSUs grants during years ended December 31, 2016 were determined by the trading price of eLong’s ADR or ordinary share on NASDAQ Global Select Market. To determine the fair value of RSUs granted during the year ended December 31, 2017, the Company used discounted cash flow method to determine the underlying equity fair value of the Company and adopted equity allocation model to determine the fair value of the underlying ordinary share. There was no new RSU granted during the year ended December 31, 2018.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.                                      Other income

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Government subsidies	10,547	12,805	33,396

9.                                      Other gains, net

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Investment income from short-term investments measured at fair value through profit or loss	6,271	10,056	—
Foreign exchange gain	(3,086)	1,294	17,017
Gain on disposal of long-term investments	—	753	—
Gain on disposal of other assets	—	—	584
Others	1,504	10,507	30,287
	4,689	22,610	47,888

10.                              Finance income and costs

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Finance income
Interest income on bank deposits	7,972	9,800	12,734
Others	430	345	154
	8,402	10,145	12,888

Finance costs
Service fee for bank guarantee	(879)	(475)	(241)
Others	(3,235)	312	(3,095)
	(4,114)	(163)	(3,336)

Net finance income	4,288	9,982	9,552

11.                              Income tax expense/(credit)

The income tax expense/(credit) of the Group for the years ended December 31, 2016, 2017 and 2018 is analyzed as follows:

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Current income tax	433	5,603	215,596
Deferred income tax (Note 20)	545	(65,959)	(148,609)
	978	(60,356)	66,987

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.                               Income tax expense/(credit) (Continued)

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

(c)                                  PRC corporate income tax (“CIT”)

CIT provision was made on the estimated assessable profits of entities within the Group incorporated in the PRC for the years ended December 31, 2016, 2017 and 2018, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances. The general PRC CIT rate is 25% during the the year ended December 31, 2016, 2017 and 2018.

One of the Company’s subsidiaries incorporated in the PRC is qualified as High and New Technology Enterprise, and accordingly, it is subject to a reduced preferential CIT rate of 15% for the year ended December 31, 2018 according to the applicable CIT law.

Another subsidiary of the Company acquired upon the Acquisition, is qualified as High and New Technology Enterprise, and accordingly, it is subject to a reduced preferential CIT rate of 15% during the year ended December 31, 2016, 2017 and 2018.

Other subsidiaries of the Company incorporated in the PRC are subject to the general PRC CIT rate of 25% during the year ended December 31, 2016, 2017 and 2018.

(d)                                 PRC Withholding Tax (“WHT”)

According to the applicable PRC tax regulations, dividends distributed by a company established in the PRC to a foreign investor with respect to profits derived after 1 January 2008 are generally subject to a 10% WHT. If a foreign investor incorporated in Hong Kong meets the conditions and requirements under the double taxation treaty arrangement entered into between the PRC and Hong Kong, the relevant withholding tax rate will be reduced from 10% to 5%.

During the years ended December 31, 2016, 2017 and 2018, the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC. Accordingly, no deferred income tax liability on WHT was provided as of December 31, 2016, 2017 and 2018.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.                               Income tax expense/(credit) (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of 25% for the year ended December 31, 2016, 2017 and 2018, being the tax rate of the major subsidiaries of the Group. The difference is analyzed as follows:

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Profit before income tax	(2,159,618)	134,021	601,526

Tax calculated at PRC statutory tax rate of 25%	(539,904)	33,505	150,382

Tax effects of:
Preferential income tax rates and tax differential from the statutory tax rate	228,595	(18,075)	(133,190)
Super deduction for research and development expenses (a)	(14,190)	(18,142)	(40,951)
Expenses not deductible for tax purposes (b)	272,022	16,148	210,019
Utilization of previously unrecognized tax losses and temporary differences	57,083	(74,079)	(122,778)
Others	(2,628)	287	3,505
Income tax expense/(credit)	978	(60,356)	66,987

(a)         According to the relevant tax laws and regulations in the PRC, that was effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% (it was updated to 175% in September 2018 and applicable for the year ended December 31, 2018) of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year.

(b)         The expenses not deductible for tax purposes for the year ended December 31, 2018 mainly attributes to the share-based compensation expenses (Note 8), and reorganization cost (Note 27(a)).

(c)          The Group did not recognize the deferred tax assets for its tax losses in 2016 considering that there is substantial uncertainty in utilization of the tax losses when the Company’s PRC subsidiaries were still in loss making position. In 2017, with its major PRC subsidiaries turning to be profitable, the Group recognized the associated deferred tax assets based on its best estimate of the future utilization of the tax losses.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.                               Earnings/(loss) per share

(a)                                 Basic

Basic earnings or loss per share for the years ended December 31, 2016,2017 and 2018 are calculated by dividing the profit or loss attribute to the Company’s equity holders by the weighted average number of ordinary shares in issue during the respective year.

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000
Net profit attributable to the owners of the Company (RMB’000)	(2,139,267)	195,575	529,957
Weighted average numbers of ordinary shares in issue(‘000) (Note (i), (ii))	464,970	260,518	1,584,181
Basic earnings per share (RMB) (Note (ii))	(4.60)	0.75	0.33

Note:

(i)  Please refer to the notes on share capital and share premium (Note 29) regarding the change in the number of shares.

(ii)   Pursuant to the share premium account of the Company being credited as a result of the Listing, the Company allotted and issued a total of 1,719,906,084 shares by way of capitalisation of the credit of the share premium account upon the Listing. The number of ordinary shares in issue prior to the capitalisation issue is adjusted in accordance with the proportional change in the number of outstanding ordinary shares after the share issue as if the event (the de facto 1:10 stock split) had occurred at the beginning of 2018. For the purposes of historical comparison, the historical figure for the average number of shares in each fiscal year ending prior to the conversion date will be adjusted for the Stock Split when calculating the earnings per share.

(b)                                 Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

As of December 31, 2016, 2017 and 2018, 2,158,679, 4,418,671 and 4,405,695 ordinary shares were issued to certain employees. However, the shareholder’ rights of these shares were restricted and would be vested over certain service periods. Accordingly, these shares were accounted for as RSUs. The Group did not include these ordinary shares in the calculation of basic earnings per share for the years ended December 31, 2016, 2017 and 2018 as these shares are not considered outstanding for earnings per share calculation purposes.

As of December 31, 2018, 163,240,270 share options were granted in total and were not included in the calculation of dilutive loss per share, as their inclusion would be anti-dilutive.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.                               Earnings/(loss) per share (Continued)

(b)                                 Diluted (Continued)

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Net profit attributable to the owners of the Company (RMB’000)	(2,139,267)	195,575	529,957
Adjustment for redeemable convertible preferred shares (RMB’000)	—	(97,576)	(907,734)
Net (loss)/profit for calculation of diluted earnings/(loss) per share (RMB’000)	(2,139,267)	97,999	(377,777)

Weighted average number of ordinary shares in issue (‘000)	464,970	260,518	1,584,181
Adjustments for redeemable convertible preferred shares (‘000)	—	605,340	111,117
Adjustments for RSUs granted to employees (‘000)	—	11,666	—
Weighted average number of ordinary shares for calculation of diluted earnings/(loss) per share (‘000)	464,970	877,524	1,695,298

Diluted (loss)/earnings per share (RMB)	(4.60)	0.11	(0.22)

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.                               Property, plant and equipment

	IT equipment	Furniture, fixtures and motor vehicle	Software	Leasehold improvements	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Year ended December 31, 2016
Opening net book amount	45,776	3,841	43,559	5,624	—	98,800
Additions	40,173	1,128	13,066	1,063	—	55,430
Depreciation charge	(22,799)	(1,748)	(27,094)	(1,204)	—	(52,845)
Disposal	(217)	(87)	(7)	—	—	(311)
Closing net book amount	62,933	3,134	29,524	5,483	—	101,074

At December 31, 2016
Cost	158,034	12,222	174,824	13,719	—	358,799
Accumulated depreciation	(95,101)	(9,088)	(145,300)	(8,236)	—	(257,725)
Net book amount	62,933	3,134	29,524	5,483	—	101,074

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.                               Property, plant and equipment (Continued)

	IT equipment	Furniture, fixtures and motor vehicle	Software	Leasehold improvements	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2017 (Unaudited)
Cost	158,034	12,222	174,824	13,719	—	358,799
Accumulated depreciation	(95,101)	(9,088)	(145,300)	(8,236)	—	(257,725)
Net book amount	62,933	3,134	29,524	5,483	—	101,074

Year ended December 31, 2017 (Unaudited)
Opening net book amount	62,933	3,134	29,524	5,483	—	101,074
Additions	30,239	446	130	138	356,565	387,518
Depreciation charge	(24,311)	(1,387)	(18,054)	(1,325)	—	(45,077)
Disposal	(1,532)	(179)	—	(82)	—	(1,793)
Closing net book amount	67,329	2,014	11,600	4,214	356,565	441,722

At December 31, 2017 (Unaudited)
Cost	174,841	11,420	174,167	13,564	356,565	730,557
Accumulated depreciation	(107,512)	(9,406)	(162,567)	(9,350)	—	(288,835)
Net book amount	67,329	2,014	11,600	4,214	356,565	441,722

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.                               Property, plant and equipment (Continued)

	Building	IT equipment	Furniture, fixtures and motor vehicle	Software	Leasehold improvements	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2018 (Unaudited)
Cost	—	174,841	11,420	174,167	13,564	356,565	730,557
Accumulated depreciation	—	(107,512)	(9,406)	(162,567)	(9,350)	—	(288,835)
Net book amount	—	67,329	2,014	11,600	4,214	356,565	441,722

Year ended December 31, 2018 (Unaudited)
Opening net book amount	—	67,329	2,014	11,600	4,214	356,565	441,722
Addition through business combination (Note 33)	—	136,114	1,644	23,273	8,123	89,646	258,800
Transfer from construction in progress	391,768	—	—	—	—	(391,768)	—
Other additions	—	182,849	5,278	3,037	2,655	166,105	359,924
Depreciation charge	(2,478)	(96,342)	(1,905)	(10,322)	(5,608)	—	(116,655)
Disposal	—	(3,151)	(550)	(496)	(4,060)	(1,173)	(9,430)
Closing net book amount	389,290	286,799	6,481	27,092	5,324	219,375	934,361

At December 31, 2018 (Unaudited)
Cost	391,768	589,270	18,274	208,290	15,440	219,375	1,442,417
Accumulated depreciation	(2,478)	(302,471)	(11,793)	(181,198)	(10,116)	—	(508,056)
Net book amount	389,290	286,799	6,481	27,092	5,324	219,375	934,361

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.                               Property, plant and equipment (Continued)

Depreciation expenses have been charged to the consolidated statement of profit or loss as follows:

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Cost of revenue	47,250	39,961	101,442
Service development expenses	4,244	4,072	8,773
Administrative expenses	1,184	905	6,159
Selling and marketing expenses	167	139	281
	52,845	45,077	116,655

Note: As of December 31, 2018, buildings with carrying amount of RMB391,768 ,000 was pledged as security for the Group’s bank borrowings of RMB172,305 ,000 (Note 24).

The total interest of borrowing were fully capitalised in construction in progress with amount of RMB1.7 million (2017: RMB8.7 million) for the year ended December 31, 2018, with the capitalisation rate of 5.39% (2017: 5.39%).

15.                               Investments accounted for using the equity method

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

At the beginning of the year	51,087	39,869	37,618
Addition(b)	—	—	15,681
Shares of results	(11,218)	(2,251)	(4,568)
At the end of the year	39,869	37,618	48,731

Note:

(a)                                 Equity Method Investment - 2012 Affiliate Company

In 2012, the Group acquired 30% equity interest in an unlisted company (the “2012 Affiliate Company”) at RMB5.6 million. The Company accounted for its investment using the equity method. In 2013, the 2012 Affiliate Company changed its business focus to property management software development, which was considered as better business collaboration with the Group. As such, in 2014, the Group acquired an additional 19% equity interest in the associate at consideration of RMB76,663,000.

In 2015, the Group reached an agreement with a third party to sell a 2.5% equity interest in the 2012 Affiliate Company with the carrying value of RMB3,736,000 for cash consideration of RMB13,750,000, and recognized a gain of RMB10,014,000 on the date of the disposal.

The Company assesses whether there is any objective evidence that the investment in the associate are impaired at each reporting date. Based on the Company’s assessments, although the 2012 Affiliate Company incurred operating losses in the years ended December 31, 2016, 2017 and 2018, the Company concluded that no impairment charge against its investment in the associate is required after considering various factors in assessing the fair value of the associate, including but not limited to its business developments as measured by revenue, transaction volume and market shares as well as the reference to the equity transactions in the market and equity value of benchmark companies.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.                               Investments accounted for using the equity method (Continued)

(b)                                 Addition

In May 2018, the Group invested 15% equity interest in an unlisted company (the “2018 Affiliate Company”) with a consideration of RMB 12.5 million. The Company has right to appoint one director of the 2018 Affiliate Company. In addition, the Company also obtained a call option to increase its equity interest in the 2018 Affiliate Company by additional 3.75% with zero consideration if the 2018 Affiliate Company fails to achieve certain pre-agreed performance target in the next 12 month after the date of the investment.

The Company accounts for the derivative of call option as financial assets measured at fair value through profit or loss and bifurcates from the total consideration. As of the date of the investment, the fair value of the financial assets was RMB2,708,000. The remaining consideration of RMB9,792,000 is attributed to the 15% equity interest of the 2018 Affiliate Company and is accounted for using equity method.

During the year ended December 31, 2018, the Group’s shareholding percentage in two of the then subsidiaries was reduced to 40% due to either share transfer or share dilution caused by capital injection of the shareholders and thereafter the Group acounted for them as associates using equity method.

The Company’s investments in affiliates, either accounted for using equity method or measured at fair value through profit and loss, are not considered material in individual or aggregated basis in the years ended December 31, 2016, 2017 and 2018.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.                               Financial instruments by category

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Assets as per consolidated statement of financial position
Financial assets at fair value through profit or loss:
- Long term investments measured at fair value through profit or loss (Note 17)	45,685	25,239	52,442
- Short-term investments measured at fair value through profit or loss (Note 17)	71,041	236,107	2,570,170
Financial assets at amortized costs:
- Trade receivables (Note 22)	883,382	539,217	857,326
- Other receivables (Note 21)	128,015	115,400	298,119
- Time deposits (Note 17)	—	—	261,086
- Restricted cash (Note 23)	153,606	170,541	140,930
- Cash and cash equivalents (Note 23)	339,299	701,748	3,143,883
	1,621,028	1,788,252	7,323,956

Liabilities as per consolidated statement of financial position
Financial liabilities at amortized cost:
- Trade payables (Note 26)	921,633	1,114,917	2,569,092
- Other payables (Note 27)	123,624	120,610	706,598
- Borrowings (Note 24)	—	191,997	172,305
Financial liabilities at fair value through profit or loss:
- Redeemable convertible preferred shares (Note 25)	6,398,631	6,347,647	—
	7,443,888	7,775,171	3,447,995

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.                               Investments

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Current assets
Short-term investments measured at
- Amortized cost (a)	—	—	261,086
- Fair value through profit or loss (b)	71,041	236,107	2,570,170
	71,041	236,107	2,831,256

Non-current assets
Long-term investments measured at fair value through profit or loss (c)	45,685	25,239	52,442

(a)                                 Short-term investments measured at amortized cost

Short-term investments measured at amortized cost are time deposits within one year with fixed interest rates, denominated in RMB. The investments are held for collection of contractual cash flow and the contractual cash flows of these investments qualify for solely payments of principal and interest, hence they are measured at amortized costs. None of these investments are past due.

(b)                                 Short-term investments measured at fair value through profit or loss

The short-term investments measured at fair value through profit or loss are wealth management products, denominated in RMB, with expected rates of return ranging from 0.8% to 6.0%, from 1.5% to 6.0% and from 2.8% to 6.5%, per annum for the year ended December 31, 2016, 2017 and 2018. The returns on all of these wealth management products are not guaranteed, hence their contractual cash flows do not qualify for solely payments of principal and interest. Therefore they are measured at fair value through profit or loss. None of these investments are past due.

The fair values are based on cash flow discounted using the expected return based on management judgment and are within level 3 of the fair value hierarchy.

(c)                                  Long-term investments measured at fair value through profit or loss

As of December 31, 2016, 2017 and 2018, long-term investments measured at fair value through profit or loss are equity interests and derivative held by the Group in several private companies in the PRC.

The equity interests held by the Group in the private companies are (i) less than 20% of each entity and the Group does not have control nor significant influence over each of these entities, or (ii) not considered to be substantively the same as ordinary share due to the investment having a substantive liquidation preference or redemption rights. Therefore, these investments are classified as long-term investments measured at fair value through profit or loss.

As of December 31, 2018, the derivate held by the Group are the derivative call option with equity investee’s shareholders of RMB2,969,000 (December 31, 2017: nil) (Note 15).

The fair values of the long-term investments are measured using a valuation technique with unobservable inputs and hence classified as Level 3 of the fair value hierarchy. The major assumptions used in the valuation for investment in private companies refer to Note 4.3.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.                               Investments (Continued)

(d)                                 Amounts recognized in profit or loss

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Fair value changes in long-term investments	(4,196)	(1,199)	4,495
Fair value changes in short-term investments measured at fair value through profit or loss	165	2,062	74,077
	(4,031)	863	78,572

18.                               Land use right

RMB’000

At January 1, 2018
Cost	—
Accumulated amortization	—
Net book value	—

Year ended December 31, 2018
Addition through the business combination (Note 33)	16,310
Amortization charge	(272)
Closing net book value	16,038

At December 31, 2018
Cost	16,780
Accumulated amortization	(742)
Net book value	16,038

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.       Intangible assets

	Goodwill (Note c)	Business relationship and customer lists	Trade names	Technology platform	Business cooperation arrangement and internet domain names (Note a)	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Year ended December 31, 2016
Opening net book amount	184,242	1,577	21,470	—	398	1,459	209,146
Addition (Note a)	—	—	—	—	163,246	—	163,246
Amortization charge	—	(682)	(5,728)	—	(16,723)	(1,355)	(24,488)
Closing net book amount	184,242	895	15,742	—	146,921	104	347,904

At December 31, 2016
Cost	189,766	9,701	88,037	—	166,295	5,159	458,958
Accumulated amortization	—	(8,806)	(31,893)	—	(18,819)	(5,055)	(64,573)
Impairment	(5,524)	—	(40,402)	—	(555)	—	(46,481)
Net book amount	184,242	895	15,742	—	146,921	104	347,904

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.       Intangible assets (Continued)

	Goodwill (Note c)	Business relationship and customer lists	Trade names	Technology platform	Business cooperation arrangement and internet domain names (Note a)	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Year ended December 31, 2017 (Unaudited)
Opening net book amount	184,242	895	15,742	—	146,921	104	347,904
Amortization charge	—	(683)	(5,727)	—	(32,649)	(14)	(39,073)
Closing net book amount	184,242	212	10,015	—	114,272	90	308,831

At December 31, 2017 (Unaudited)
Cost	189,766	9,701	88,037	—	166,295	5,159	458,958
Accumulated amortization	—	(9,489)	(37,620)	—	(51,468)	(5,069)	(103,646)
Impairment	(5,524)	—	(40,402)	—	(555)	—	(46,481)
Net book amount	184,242	212	10,015	—	114,272	90	308,831

Year ended December 31, 2018 (Unaudited)
Opening net book amount	184,242	212	10,015	—	114,272	90	308,831
Addition through business combination (Note 33)	3,608,555	1,755,976	1,762,340	240,265	598,677	25,993	7,991,806
Other addition	—	—	—	—	40	—	40
Amortization charge	—	(122,045)	(5,676)	(33,370)	(175,739)	(2,207)	(339,037)
Closing net book amount	3,792,797	1,634,143	1,766,679	206,895	537,250	23,876	7,961,640

At December 31, 2018 (Unaudited)
Cost	3,798,321	1,765,677	1,850,377	240,265	1,164,207	37,995	8,856,842
Accumulated amortization	—	(131,534)	(43,296)	(33,370)	(626,402)	(14,119)	(848,721)
Impairment	(5,524)	—	(40,402)	—	(555)	—	(46,481)
Net book amount	3,792,797	1,634,143	1,766,679	206,895	537,250	23,876	7,961,640

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.                               Intangible assets (Continued)

Note:

(a)                                 Business cooperation arrangement

In July 2016, the Company entered into a Strategic Cooperation Arrangement with one of its shareholders (the “Shareholder”), which includes a Business Cooperation Arrangement and a compensation to promotion and marketing service rendered by the Shareholder to the Company by issuing 11,111,111 Preferred Shares of the Company. The Business Cooperation Arrangement has a term of five years and the Shareholder will deploy certain agreed-upon business resources to the Company to increase the user traffic of the Company’s platform. The Company assessed and concluded that the Business Cooperation Arrangement was qualified as an intangible asset to recognize in separate from the total consideration. Based on the valuation performed by the Company with assistance from the independent appraisal, the fair value of the 11,111,111 newly issued Preferred Shares was RMB1,208 million, out of which RMB163 million was attributable to the fair value of Business Cooperation Arrangement which is recorded as intangible asset and amortized over five years under straight line method, the remaining RMB1,045 million represented the compensation for the promotion and marketing service rendered by the Shareholder and was recorded as selling and marketing expense upon the issuance of the Preferred Shares.

Upon the Acquisition of Tongcheng Network consummated on March 9, 2018, a separate business cooperation arrangement with fair value of RMB599 million was acquired by the Group. In July 2015, Tongcheng Online Business entered into business cooperation arrangement with the Shareholder, who would deploy certain agreed-upon business resources to Tongcheng Online Business. Tongcheng Online Business assessed and concluded that the business cooperation arrangement was qualified for capitalisation as an intangible asset and amortized over the contractual beneficial period of 3.4 years under straight line method.

(b)                                 Trade names

The trade names balance as of December 31, 2017 represent trade name acquired by the Group before the years presented which is with finite useful life of 5 years (“trade name with finite useful life”). The balance as of December 31, 2018 comprised of the trade name with finite useful life and the trade name of Tongcheng brand arising from the Acquisition on March 9, 2018 (Note 33) which is with indefinite useful life. Impairment assessment of the trade names are as follows:

(i) Impairment tests for trade names with a finite useful life

In 2015, changes in circumstances in the geographical territory covered by one of the Company’s subsidiaries indicated that the carrying value of the trade name might not be recoverable. With the assistance of an external valuer, the management of the Group decided to write down the value of trade name to its fair value less cost of disposal, which was measured using the relief from royalty method. As such, an impairment charge of RMB40,401,740 was recorded for the year ended December 31, 2015.

The Company did not identify any impairment indicator as of December 31, 2016, 2017 and 2018.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.                               Intangible assets (Continued)

(b)                                 Trade names (Continued)

(ii) Impairment tests for trade name with indefinite useful life

Given the trade name with indefinite useful life and goodwill arose from the acquisition of Tongcheng Online Business are attributable to the same group of CGUs of the Company, the Company performed the impairment tests for trade name with indefinite useful life together with that for goodwill as of December 31, 2018. Please refer to impairment tests of goodwill and intangible assets with indefinite useful life as disclosed in note (c) below for details.

(c)                                  Impairment tests for goodwill

As of December 31, 2018, the Company’s goodwill includes (1) goodwill of RMB3,609 million recognized from the Acquisition of Tongcheng Online Business on March 9, 2018 (Note 33); and (2) goodwill of RMB184 million recognized from the acquisitions before the years presented.

During the years ended December 31, 2016, 2017 and 2018, the Company performed impairment reviews for the goodwill and intangible assets with indefinite useful life annually or more frequently if events or changes in circumstances indicate a potential impairment. For impairment purpose, the carrying value of the group of CGUs containing goodwill and intangible assets with indefinite useful life, is compared to the recoverable amount which is determined based on the higher amount of the fair value less cost of disposal (“FVLCD”) and value-in-use (“VIU”) calculations. Since management reviews the business performance of the Group and operates the trade name of Tongcheng brand at group level as a single segment, the Company used one group of CGUs (the “group of CGUs”) in assessing the impairment for goodwill and intangible assets with indefinite useful life (including the trade name of Tongcheng brand as disclosed in note (b)(ii) above).

As of December 31, 2018, the recoverable amount of this Group was determined based on FVLCD, which was estimated by management with reference to the transaction price of the Company’s listed shares in the Main Board of The Stock Exchange of Hong Kong Limited. Management considered the recoverable amount of the Group was higher than its carrying amount as of December 31, 2018.

Based on the result of the above impairment testing, the estimated recoverable amount exceeded its carrying amount of the group of CGUs (the “Headroom”) by approximately RMB11,204 million as of December 31, 2018.

As of December 31, 2017, the management did the VIU calculations to determine the recoverable amount. These VIU calculations use pre-tax cash flow projections based on financial budgets approved by the management for the next five-year period using the estimated growth in revenue with a range of 5.9% to 19.8% and gross profit margin with a range from 67.8% to 75.1% based on the following considerations:

•                      The revenue growth rates was determined by the five-year sales volume and commission rate forecast, which is determined based on the past performance, the current industry trend and management’s expectations of market development; and

•                      Gross margin is the average margin as a percentage of revenue over the five-year forecast period. It is based on the current gross margin levels and products mix, with adjustments made to reflect the expected future commission rate and products mix.

The cash flows are extrapolated using the terminal growth rate not exceeding the long-term average growth rate. The discount rate and the constant growth rate used for VIU calculations in the year ended December 31, 2017 are as follows:

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.                               Intangible assets (Continued)

(c)                                  Impairment tests for goodwill (Continued)

	As of December 31,
	2016	2017 (Unaudited)

Discount rate	14.50%	14.50%
Constant growth rate	3%	3%

Based on the result of the above impairment testing, the estimated Headroom was approximately RMB7,657 million as of December 31, 2017.

Based on above, it is unlikely that any reasonable possible changes in key assumptions would lead to impairment as of December 31, 2016, 2017 and 2018, respectively.

(d)                                Amortization charges were expensed in the following categories in the consolidated statements of comprehensive income:

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Cost of revenue	—	—	352
Service development expenses	—	—	156,863
Selling and marketing expenses	16,324	32,649	175,750
Administrative expenses	8,164	6,424	6,072
	24,488	39,073	339,037

20.                               Deferred income tax

The amount of offsetting deferred income tax assets and liabilities is RMB4,165,000, RMB3,071,000 and RMB1,010,000 for the year ended 2016, 2017 and 2018.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Deferred tax assets:
- to be recovered after more than 12 months	4,165	50,506	219,025
- to be recovered within 12 months	—	14,442	31,766
	4,165	64,948	250,791
- offsetting deferred income tax liabilities	(4,165)	(3,071)	(1,010)
	—	61,877	249,781

Deferred tax liabilities:
- to be recovered after more than 12 months	(7,248)	(2,072)	(530,655)
- to be recovered within 12 months	(1,200)	(1,200)	(40,409)
	(8,448)	(3,272)	(571,064)
- offsetting deferred income tax assets	4,165	3,071	1,010
	(4,283)	(201)	(570,054)

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.                               Deferred income tax (Continued)

The gross movements in the deferred income tax assets are as follows:

	Accrued liabilities and provisions	Impairment on investment, Trade receivables and prepayment and other receivables	Future deductible expenses and others	Tax losses (Note)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2016	—	—	—	5,343	5,343
Credit/(charge) to profit or loss for the year (Note 12)	—	—	—	(1,178)	(1,178)
At December 31, 2016	—	—	—	4,165	4,165

At January 1, 2017 (Unaudited)	—	—	—	4,165	4,165
Credit/(charge) to profit or loss for the year (Note 12)	14,576	4,247	35,217	6,743	60,783
At December 31, 2017 (Unaudited)	14,576	4,247	35,217	10,908	64,948

At January 1, 2018 (Unaudited)	14,576	4,247	35,217	10,908	64,948
Addition through business combination (Note 33)	—	360	67,395	3,829	71,584
Credit/(charge) to profit or loss for the year (Note 12)	(4,752)	(1,177)	(18,943)	139,131	114,259
At December 31, 2018 (Unaudited)	9,824	3,430	83,669	153,868	250,791

The gross movements in the deferred income tax liability are as follows:

	Intangible assets acquired in business combination	Fair value changes in investments measured at fair value through profit or loss	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2016	(4,599)	(4,444)	(38)	(9,081)
Credit/(charge) to profit or loss for the year (Note 12)	1,200	(592)	25	633
At December 31, 2016	(3,399)	(5,036)	(13)	(8,448)

At January 1, 2017 (Unaudited)	(3,399)	(5,036)	(13)	(8,448)
Credit/(charge) to profit or loss for the year (Note 12)	1,200	3,976	—	5,176
At December 31, 2017 (Unaudited)	(2,199)	(1,060)	(13)	(3,272)

At January 1, 2018 (Unaudited)	(2,199)	(1,060)	(13)	(3,272)
Addition through business combination (Note 33)	(602,118)	—	—	(602,118)
Credit/(charge) to profit or loss for the year (Note 12)	33,830	496	—	34,326
At December 31, 2018 (Unaudited)	(570,487)	(564)	(13)	(571,064)

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.                               Deferred income tax (Continued)

Note:

Deferred income tax assets are recognized for deductible temporary differences and tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of RMB243,907,000, RMB236,713,000, and RMB137,137,000 as of December 31, 2016, 2017 and 2018, in respect of tax losses amounting to RMB1,394,086,000 RMB1,381,382,000, and RMB685,501,000 of certain subsidiaries comprising the Group as at those dates, respectively, that can be carried forward against future taxable income, and will expire between 2021 and 2028 under PRC tax regulations.

21.                               Prepayment and other receivables

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Included in non-current assets
Advances to suppliers	—	—	1,841
Total non-financial assets	—	—	1,841

Deposits (Note 23(b))	38,303	38,303	23,308
Others	11,458	10,869	6,336
Total financial assets	49,761	49,172	29,644
Non-current, total	49,761	49,172	31,485

Included in current assets
Advances to accommodation suppliers	174,155	51,682	46,393
Prepaid taxation	74	46,588	37,708
Advances to tickets suppliers	4,247	12,389	108,284
Prepayment for advertising	4,052	4,875	25,676
Prepayment for office rental	3,320	2,656	1,214
Prepayment to related parties (Note 38)	—	—	5,833
Others	10,086	11,520	29,887
Total non-financial assets	195,934	129,710	254,995

Deposits (Note 23(b))	70,247	52,386	171,464
Receivable from related parties (Note 38)	—	—	76,794
Receivables from Nanjing Xici disposal	7,650	7,650	—
Others	357	6,192	20,217
Total financial assets	78,254	66,228	268,475

Current, total	274,188	195,938	523,470

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. Other receivables that are measured at amortized costs mainly included deposits, interest receivables and receivables from related parties. The Group considers the probability of default upon initial recognition of other receivables and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. Based on the assessment and analysis conducted by the Directors, no actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant increase of credit risk, and thus the impairment provisions during the years ended December 31, 2016, 2017 and 2018 were limited to 12 months expected losses.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.                               Prepayment and other receivables (Continued)

(a)                                  Movement in impairment of other receivables are as follows:

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

At the beginning of the year	(4,753)	(2,350)	(2,227)
Reverse for impairment	2,767	521	1,063
Provision for impairment	(364)	(398)	(805)
Written-off	—	—	440
At the end of the year	(2,350)	(2,227)	(1,529)

22.                               Trade receivables

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Receivables from third parties	354,040	213,696	481,032
Receivables from related parties (Note 38)	534,812	329,618	380,256
	888,852	543,314	861,288
Less: allowance for impairment of trade receivables	(5,470)	(4,097)	(3,962)
	883,382	539,217	857,326

Note:

(a)                                  Movements on the Group’s allowance for impairment of trade receivables are as follows:

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

At the beginning of the year	(6,519)	(5,470)	(4,097)
Provision for doubtful receivables	(30,042)	(700)	(4,009)
Receivables written off during the year as uncollectible	31,091	2,073	4,144
At the end of the year	(5,470)	(4,097)	(3,962)

(b)                                  The Group normally allows a credit period of 30 days to its customers. An ageing analysis of trade receivables based on invoice date is as follows:

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Up to 6 months	883,382	539,217	847,053
Over 6 months	5,470	4,097	14,235
	888,852	543,314	861,288

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.                               Trade receivables (Continued)

(c)                                   Trade receivables are classified as financial assets measured at amortized cost, their carrying amounts approximated their fair values due to their short maturities.

(d)                                  The Group applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The provision is determined as follows:

	Current	Up to 2 months past due	2 to 3 months past due	Over 3 months past due	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31, 2016
Expected loss rate	0.11%	0.30%	2.70%	12.11%
Gross carrying amount	633,606	200,649	26,176	28,421	888,852
Loss allowance provision	719	601	707	3,443	5,470

As of December 31, 2017 (Unaudited)
Expected loss rate	0.22%	0.80%	11.28%	46.78%
Gross carrying amount	466,582	65,505	7,632	3,595	543,314
Loss allowance provision	1,032	522	861	1,682	4,097

As of December 31, 2018 (Unaudited)
Expected loss rate	0.11%	0.49%	3.00%	10.56%
Gross carrying amount	770,320	36,653	36,676	17,639	861,288
Loss allowance provision	819	179	1,102	1,862	3,962

23.                               Bank balances and cash

(a)                                 Cash and cash equivalents

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Cash on hand	95	82	71
Cash at bank	339,204	701,666	3,143,812
Cash at bank and on hand	339,299	701,748	3,143,883

Cash at banks earns interest at floating rates based on daily bank deposit rates. The conversion of the RMB denominated balances maintained in the PRC into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.                               Bank balances and cash (Continued)

(b)                                 Restricted cash

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Deposits to business partners	153,606	170,541	140,930

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. In connection with the Group’s air ticket business and the accommodation reservation services, the Group was required by its business partners to pay deposits as guarantee in order for the issuance of air tickets and timely payment. As of December 31, 2016, 2017 and 2018, the amount of the deposit placed in commercial banks under these guarantee arrangements was approximately RMB91 million, RMB115 million and RMB81 million, and recorded as restricted cash; and the amount of the deposit deployed in commercial institution under these guarantee arrangements was approximately RMB38 million, RMB38 million and RMB132 million, and recorded as prepayment and other receivables (Note 21).

24.                               Borrowings

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Secured bank borrowings (Note a)	—	191,997	172,305
Less: current portion	—	(19,692)	(19,692)
Non-current portion	—	172,305	152,613

Notes:

(a)                                 The borrowings were secured by property, plant and equipment of the Group (Note 14) and bear interest at CHIBOR floating rate with 10% per annum.

At December 31, 2016, 2017 and 2018, the Group’s borrowings were repayable as follows:

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Within 1 year	—	19,692	19,692
1~2 years	—	19,692	19,692
2~5 years	—	59,076	59,076
Over 5 years	—	93,537	73,845
	—	191,997	172,305

The Group is in compliance with all banking covenants as of December 31, 2016, 2017 and 2018.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.                               Redeemable convertible preferred shares

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.                               Redeemable convertible preferred shares (Continued)

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

In July 2016, the Company issued 11,111,111 preferred shares to one of its shareholders with the total fair value of RMB1,208 million on the issuance date. Please refer to Note 19 for details.

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

Liquidation

Upon any liquidation or winding up of the Company, whether voluntary or involuntary or any deemed liquidation event, to the extent lawfully possible, before any distribution or payment shall be made to the holders of any ordinary shares, the holders of the Preferred Shares shall be entitled to receive an amount with respect to each preferred share equal to the greater of:

(a)         the liquidation preference (“Liquidation Preference”) means the higher of (i) $13.50 or (ii) $9.00 plus an 8% compounding annual rate commencing on the date of issuance; and

(b)         the amount distributable to such holder of Preferred Shares if the funds and assets of the Company available for distribution to the prefer shareholders are distributed pro rata amongst all the shareholders of the Company on an as-converted basis.

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

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.                               Redeemable convertible preferred shares (Continued)

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

On December 28, 2017, in connection with the merger agreement entered into between the Company and Tongcheng Network and Tongcheng Network’s shareholders, the holders of the Preferred Shares agreed to change the conversion of the preferred shares as immediately prior to the completion of the Acquisition, each of the Preferred Share shall be converted into one ordinary share of the Company (the “Revised Conversion Price”). Such change of the conversion constituted a modification to the Preferred Shares and resulted in, excluding other factors, a decrease in fair value of the Preferred Shares.

On March 9, 2018, upon the completion of the Acquisition, the Company re-designated each of the Preferred Shares with a par value of US$0.0005 each into one ordinary share with a par value of US$0.0005 and such re-designation is considered as the conversion of the Preferred Shares to ordinary shares by the Revised Conversion Price. Immediately before the conversion, the Preferred Shares’ fair value were RMB5,439 million. The difference between the fair value of the Preferred Shares and the par value of ordinary shares was recorded as share premium of RMB5,439 million.

The Company designated the Preferred Shares as financial liabilities at fair value through profit or loss. The Preferred Shares are initially recognized at fair value.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.                               Redeemable convertible preferred shares (Continued)

The movement of the Preferred Shares during the years ended December 31, 2016, 2017 and 2018 is set as below:

		Carrying amount
	Number of Shares	RMB’000

At January 1, 2016	—	—
Exchange of high-vote ordinary shares to the Preferred Shares in connection with the Restructuring	33,589,204	3,527,596
Re-designation of ordinary shares to the Preferred Shares in connection with the Restructuring	15,833,693	1,662,882
Issuance of the Preferred shares to one of shareholders	11,111,111	1,208,153
Changes in fair value - attribute to changes in the credit risk of the financial liability	—	(36,781)
Changes in fair value - others	—	36,781
At December 31, 2016	60,534,008	6,398,631

At January 1, 2017 (Unaudited)	60,534,008	6,398,631
Changes in fair value - attribute to changes in the credit risk of the financial liability	—	46,592
Changes in fair value - others	—	(97,576)
At December 31, 2017 (Unaudited)	60,534,008	6,347,647
	60,534,008	6,347,647
At January 1, 2018 (Unaudited)
Changes in fair value - attribute to changes in the credit risk of the financial liability	—	(932)
Changes in fair value - others	—	(907,734)
Conversion to ordinary shares	(60,534,008)	(5,438,981)
At December 31, 2018 (Unaudited)	—	—

The Group has used the discounted cash flow method to determine the underlying share value of the Company and adopted equity allocation model to determine the fair value of the Preferred Shares as of the dates of issuance and conversion and at the end of each reporting period.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.                               Redeemable convertible preferred share (Continued)

Key valuation assumptions used to determine the fair value of the Preferred Shares are as follows:

	As of December 31, 2016	As of December 31,2017 (Unaudited)	Immediately before the conversion

Discount rate	14.50%	14.50%	14.50%
Discounts for lack of marketability (“DLOM”)	18.00%	12.00%	12.00%
Volatility	44.70%	40.85%	40.65%
Probability of IPO scenario	40.00%	60.00%	100.00%

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

The fair value changes in the Preferred Shares that are attributable to changes of credit risk of this liability amounted to RMB (36,781,000), RMB46, 592,000 and RMB(932,000) for the year ended December 31, 2016, 2017 and 2018.

Changes in fair value of the Preferred Shares were recorded in “Fair value change on redeemable convertible preferred shares measured at fair value through profit or loss” in the consolidated statements of comprehensive income.

26.                               Trade payables

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Payables to third parties	789,629	960,940	1,277,180
Payables to related parties (Note 38)	132,004	153,977	1,291,912
	921,633	1,114,917	2,569,092

Trade payables and their aging analysis based on invoice date are as follows:

	As of December31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Up to 6 months	921,633	1,114,917	2,545,696
Over 6 months	—	—	23,396
	921,633	1,114,917	2,569,092

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.                               Other payables and accruals

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Accrual for users incentive program	75,567	67,862	106,508
Payable to travel service suppliers	24,001	25,759	23,426
Deposits from sales channel	23,675	26,336	88,678
Payables to related parties (Note 38)	381	653	8,064
Payable of reorganisation cost (Note a)	—	—	220,953
Payable to insurance companies	—	—	209,518
Others	—	—	49,451
Total financial liabilities	123,624	120,610	706,598

Advances from users	177,389	116,044	583,707
Accrued payroll and welfare	94,277	77,919	292,393
Accrued commissions	23,851	13,701	18,270
Business and other taxes	2,023	13,573	31,949
Accrued advertisement expenses	23,310	30,788	80,661
Accrued professional fees	9,125	11,100	51,042
Payables to related parties (Note 38)	—	—	356
Others	59,369	55,462	41,447
Total non-financial liabilities	389,344	318,587	1,099,825

Total	512,968	439,197	1,806,423

(a)                                 After the Acquisition, for the purpose of meeting certain listing requirements on its equity interest on the consolidated PRC operating entities using contractual agreements, the Group carried out an internal reorganisation by transfer certain equity interests of its PRC operating entities, including Tongcheng Network, from the equity holders of these PRC operating entities to its subsidiaries. Pursuant to the contractual arrangements of these PRC operating entities, the pertinent expenses of the equity holders in relation to the share transfer shall be borne by the Group.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.                               Contract liabilities

The Group has recognized the following revenue-related contract liabilities:

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Contract liabilities:
Deferred revenue for online reservation service (Note 33)	—	—	15,084

Contract liabilities primarily consists of the sales of various eCoupon programs and deposits received, for which an implied obligations are to be provided by the Group over time.

The following table shows the amount of revenue recognized in consolidated statements of comprehensive income for the year ended December 31, 2018 relating to contract liabilities brought forward:

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Revenue recognized that was included in the contract liability as assumed by the Acquisition	—	—	37,859

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.                               Share capital and share premium

	Number of ordinary shares	Ordinary share capital	Ordinary share premium	Treasury stock	Total
		RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2016	—	—	—	—	—
Incorporation of the Company and consummation of the Restructuring (a)	26,051,810	84	1,514,310	—	1,514,394
At December 31, 2016	26,051,810	84	1,514,310	—	1,514,394

At January 1, 2017 (Unaudited)	26,051,810	84	1,514,310	—	1,514,394
Issuance of ordinary shares (a)	4,418,671	15	—	(15)	—
At December 31, 2017 (Unaudited)	30,470,481	99	1,514,310	(15)	1,514,394

At January 1, 2018 (Unaudited)
Issuance of ordinary shares in connection with the Acquisition (b)	96,721,818	307	8,689,960	—	8,690,267
Issuance of ordinary shares to Tencent (c)	3,374,369	11	303,176	—	303,187
Conversion of the Preferred Shares to ordinary shares (Note 25)	60,534,008	192	5,438,789	—	5,438,981
Issuance of ordinary shares in connection with the Listing (d)	165,415,200	574	1,436,609	—	1,437,183
Capitalization issue (e)	1,719,906,084	5,973	(5,973)	—	—
Share issuance costs (f)	—	—	(65,651)	—	(65,651)
At December 31, 2018 (Unaudited)	2,076,421,960	7,156	17,311,220	(15)	17,318,361

(a)                                 In 2017, the Company issued 4,418,671 ordinary shares to EAE Holdco with amount of RMB15,000 for the purpose of granting RSUs to the employees (Note (8)).

(b)                                 In connection of the Acquisition of Tongcheng Online Business, the Company issued 96,721,818 ordinary shares to the then shareholders of Tongcheng Network, a share premium of RMB8,690 million was recognized for the difference between its fair value and par value.

(c)                                  In conjunction with the Acquisition, the Company issued 3,374,369 ordinary shares to Tencent for a cash consideration of approximately US$30 million with a share premium of RMB303,176,000 recognized for the difference between its fair value and par value. The difference between the fair value of the newly issued ordinary shares and the purchase consideration, with amount to RMB113 million, was deemed as compensation paid to Tencent and recorded as administrative expenses in 2018 (Note 6).

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.                               Share capital and share premium (Continued)

(d)                                In 2018, upon the Company’s Listing on the Main Board of the Stock Exchange of Hong Kong Limited, the Company issued 165,415,200 new shares with par value of USD0.0005 per share for cash consideration at HKD9.8 per share for a gross proceeds of approximately HKD1,621,068,960 (equivalent to RMB1,437,183,000). The respective share capital amount was approximately RMB574,000 and share premium arising from the issuance was approximately RMB1,436,609,000.

(e)                                 Pursuant to a shareholders’ resolution passed on October 12, 2018 and the share premium account of the Company being credited as a result of the Listing, the Company allotted and issued a total of 1,719,906,084 shares by way of capitalisation of the sum of USD859,953 standing to the credit of the share premium account of the Company upon the Listing.

(f)                                  Share issuance costs mainly include share underwriting commissions, lawyers’ fees, reporting accountant’s fee and other related costs, associated with the Listing. Incremental costs that are directly attributable to the issuance of the new shares amounting to approximately RMB65,651,000 were treated as a deduction against the share premium arising from the issuance.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.          Other reserves

	Capital reserve	Statutory reserve	Currency translation differences	Share-based compensations reserve	Others (a)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2016	589,199	9,826	—	1,575,699	483,613	2,658,337
Fair value change of the Preferred Shares attributable to changes in credit risk	—	—	—	—	36,781	36,781
Exercise of stock options	1,719	—	—	—	—	1,719
Exchange of high-vote ordinary shares to the Preferred Shares in connection with the Restructuring	(3,527,596)	—	—	—	—	(3,527,596)
Redesignation of ordinary shares to the Preferred Shares in connection with the Restructuring	(920,414)	—	—	—	—	(920,414)
Purchase of vested Equity Awards in connection with the Restructuring	—	—	—	(81,624)	—	(81,624)
Incorporation of the Company and consummation of the Restructuring	(1,514,394)	—	—	—	—	(1,514,394)
Share-based compensations (Note 8)	—	—	—	71,325	—	71,325
At December 31, 2016	(5,371,486)	9,826	—	1,565,400	520,394	(3,275,866)

At January 1, 2017 (Unaudited)	(5,371,486)	9,826	—	1,565,400	520,394	(3,275,866)
Fair value change of the Preferred Shares attributable to changes in credit risk	—	—	—	—	(46,592)	(46,592)
Purchase of Equity Awards in connection with the Restructuring	—	—	—	(4,382)	—	(4,382)
Share-based compensations (Note 8)	—	—	—	56,783	—	56,783
At December 31, 2017 (Unaudited)	(5,371,486)	9,826	—	1,617,801	473,802	(3,270,057)

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.          Other reserves (Continued)

	Capital reserve	Statutory reserve	Currency translation differences	Share-based compensations reserve	Others (a)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2018 (Unaudited)	(5,371,486)	9,826	—	1,617,801	473,802	(3,270,057)
Fair value change of the Preferred Shares attributable to changes in credit risk	—	—	—	—	932	932
Reclassification of the accumulated fair value change of the Preferred Shares attributable to changes in credit risk to accumulated losses upon conversion (Note 25)	—	—	—	—	8,879	8,879
Transactions with non-controlling interests (Note 32)	(18,123)	—	—	—	—	(18,123)
Purchase of Equity Awards in connection with the Restructuring (Note 8)	—	—	—	(739)	—	(739)
Currency translation differences	—	—	(15,917)	—	—	(15,917)
Share-based compensations (Note 8)	—	—	—	572,191	—	572,191
At December 31, 2018 (Unaudited)	(5,389,609)	9,826	(15,917)	2,189,253	483,613	(2,722,834)

(a) Others mainly represents the reserves arising from the conversion of preferred shares of eLong before the years presented and the fair value change of the Preferred Shares at attributable to changes in credit risk.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.                               Dividend

No dividend has been paid or declared by the Company or the companies now comprising the Group during each of the year ended December 31, 2016, 2017 and 2018.

32.          Acquisition of additional interest of its subsidiaries

In October 2018, the Group acquired the remaining equity interests of its subsidiary Beijing Zhuzhe Information Technology  Co., Ltd. (“Beijing Zhuzhe”) at a consideration of RMB36 million. The difference of RMB18 million between the carrying amount of the non-controlling interests of RMB18 million and the consideration need be paid was recognised in equity attributable to equity holders of the Company. The Group effectively owns 100% interests in Beijing Zhuzhe after the acquisition.

The following table summarises the carrying amount of non-controlling interests acquired, considerations need to be paid to non-controlling interests and excess of consideration paid recognised within equity of these subsidiaries at the acquisition date.

2018
RMB’000

Carrying amount of non-controlling interests acquired	18,105
Consideration need be paid to non-controlling interests	(36,228)

Excess of consideration paid recognised within equity	(18,123)

In connection with such acquisition, the Group entered into a share-based payment arrangement with certain employees of Beijing Zhuzhe under which the Company granted 831,830 cash-settled share options totally. The share options would be vested in 4 instalments over requisite service period under which the employees will receive a cash payment equal to the share price of the Company on vesting. It is treated as a cash-settled share-based payment whenever the Group received services in consideration for cash payments based on the price of the Group’s equity instrument.

33.                              Business combination

Acquisition of Tongcheng Online Business

On March 9, 2018, the Company consummated the Acquisition of Tongcheng Network. The Company accounted for the Acquisition of Tongcheng Network as business combination and started to consolidate the financial statements of Tongcheng Network from March 9, 2018.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

March 9, 2018
RMB’000

Fair value of the Consideration
Cash consideration	—
Fair value of ordinary shares issued	8,690,267
Total consideration paid by the Company	8,690,267

The fair value of the 96,721,818 ordinary shares of the Company issued as the consideration paid for Tongcheng Network (RMB 8,690 million) was based on the valuation of the Company’s ordinary share price of RMB 89.85 per share on March 9, 2018.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.                              Business combination (Continued)

Acquisition of Tongcheng Online Business (Continued)

The preliminary price purchase allocation (PPA) of the Acquisition is as follows:

Identifiable assets and liabilities at the acquisition date:

Fair Value
RMB’000

Cash and cash equivalents	941,181
Restricted cash	11,067
Trade receivables	289,489
Prepayment and other receivables	401,958
Short-term investments measured at fair value through profit or loss	537,000
Property, plant and equipment	258,800
Land use rights	16,310
Intangible assets
- Trade name (Note a)	1,762,340
- Supplier relationship (Note b)	1,755,976
- IT platform (Note c)	240,265
- Business cooperation arrangement (Note d)	598,677
- Others	25,993
Deferred income tax assets	71,584
Trade payables	(627,924)
Other payables and accruals	(491,662)
Contract liabilities	(37,859)
Current income taxes liabilities	(69,365)
Deferred income tax liabilities	(602,118)
Total identifiable net assets	5,081,712
Goodwill (Note e)	3,608,555
8,690,267

Note:

The identified intangible assets for the acquisition primarily consists of trade name, supplier relationship, IT platform, business cooperation arrangement and other intangible assets. They are initially recognized and measured at fair value if they are acquired in business combinations.

(a)         The trade name is attributable to brand of Tongcheng Online Business which is considered with indefinite useful life as the Group considered i) it is an well recognized brand in the market, ii) the Group have demonstrated its ability to efficiently manage similar brand and will continue to put significant resource to maintain and promote the brand, iii) there is no technical obsolescence nor legal limits on the use of the assets, and iv) stability of the online travel service industry without any downturn in foreseeable future.

(b)         The business relationship represents the contractual business relationship with the existing suppliers of the acquired business, i.e. the transportation service providers of Tongcheng Online Business, of which the Company assessed and estimated the useful life at 12 years based on the considerations of the long term relationship built up with the suppliers, market practice in the transportation ticketing service industry as well as that the turnover and churn rate of suppliers in the past. The Company also benchmarked with the useful life of the similar intangible assets from the comparable deals in the market.

(c)          The IT platform mainly includes Tongcheng Online Business self-developed metasearch platform and the related technologies. The Company assessed and estimated the useful life of these assets at 6 years primarily based on the comparable market deals of similar technology platforms.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.                              Business combination (Continued)

Acquisition of Tongcheng Online Business (Continued)

(d)         The business cooperation arrangement represents a Strategic Cooperation Arrangement entered with the Shareholder in 2015. The business cooperation arrangement initially had a term of five years and was extended for additional one year in 2017. The shareholder will deploy certain agree-upon business resources to Tongcheng Online Business to increase the user traffic of the Tongcheng Online Business’s platform.

(e)          Goodwill is primarily attributable to the synergies expected to be achieved from the Acquisition. Following the Acquisition, benefiting from the experience and technological development of Tongcheng Network and eLong Group and their complementary resources, the Group will achieve greater economies of scale, solidified its market leadership and accomplished a stronger ability to provide comprehensive travel products and services offering.

(f)           The fair value of acquired trade receivables is RMB289,489,000. The gross contractual amount for trade receivables due is RMB290,697,000, of which RMB1,208,000 is expected to be uncollectible.

The acquired business contributed revenue of RMB3,468 million and net loss of RMB52 million to the Group for the period from March 9, 2018, the acquisition date, to December 31, 2018. If the Acquisition had occurred on 1 January 2018, consolidated pro-forma revenue and profit for the year ended December 31, 2018 would have been RMB6,090,787,000 and RMB732,860,000 respectively. These amounts have been calculated using the subsidiary’s results and adjusting them for:

•                  differences in the accounting policies between the Group and the subsidiary, and

•                  the additional depreciation and amortization that would have been charged assuming the fair value adjustments to intangible assets and land use rights had applied from January 1, 2018, together with the consequential tax effects.

Acquisition-related costs of RMB9.9 million that were not directly attributable to the issuance of shares are included in administrative expenses in consolidated statements of comprehensive income and in operating cash flows in the statement of cash flows.

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.                               Note to consolidated statements of cash flows

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Profit before income tax	(2,159,618)	134,021	601,526
Adjustment for:

- Foreign exchange losses	(1,562)	1,365	(16,502)
- Issuance of ordinary shares at discount (Note 29)	—	—	113,099
- Issuance of ordinary shares for the Listing	—	—	91,508
- Allowance for doubtful accounts	27,637	1,098	3,751
- Gain/(loss) on disposal of property, plant and equipment (Note 14)	203	534	(500)
- Depreciation of property, plant and equipment (Note 14)	52,845	45,077	116,655
- Amortization of intangible assets (Notes 19)	24,488	39,073	339,309
- Share-based compensation (Note 8)	72,343	56,783	572,191
- Gain from disposal of equity investments	—	(753)	—
- Fair value changes on investments measured at fair value through profit or loss	4,031	(863)	(78,572)
- Fair value change on redeemable convertible preferred shares measured at fair value through profit or loss (Note 25)	36,781	(97,576)	(907,734)
- Finance income	(8,402)	(10,145)	(12,888)
- Finance cost	—	—	1,633
- Other gains, net	(6,271)	(10,056)	(1,933)
- Share of results from investments in associates (Note 15)	11,218	2,251	4,568
- Selling and marketing expenses which were settled with newly issued preferred shares (Note 25)	1,044,908	—	—
- Charges for re-designation of ordinary shares to the Preferred Shares in connection with the Restructuring (Note 25)	742,467	—	—
Changes in working capital:
- Trade receivables	(451,991)	343,464	(846,377)
- Prepayment and other receivables	(35,235)	84,881	61,617
- Trade payables	263,067	199,640	1,674,085
- Accrued expenses and other current liabilities	(30,755)	(73,773)	790,664
Cash generated from operating activities	(413,844)	715,021	2,506,100

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.                               Note to consolidated statements of cash flows (Continued)

(a)                                 In the consolidated statements of cash flows, proceeds from sale of property, plant and equipment comprise:

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Net book value	311	596	6,985
Gain/(loss) on disposal of property, plant and equipment	(203)	(534)	500
Proceeds from disposal of property, plant and equipment	108	62	7,485

(b)                                 Non-cash investing and financing activities

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Selling and marketing expenses which were settled with newly issued preferred shares (Note 25)	1,044,908	—	—
Re-designation of ordinary shares to the Preferred Shares in connection with the Restructuring (Note 25)	742,467	—	—
Issuance of ordinary shares in connection with the Acquisition (Note 29)	—	—	8,690,267
Conversion of the Preferred Shares to ordinary shares (Note 25)	—	—	5,438,981

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.                               Note to consolidated statements of cash flows (Continued)

(c)                                  Reconciliation of liabilities generated from financing activities

	Borrowings due within a year	Borrowings due after a year	Interest payable	Redeemable convertible preferred shares	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2016	—	—	—	—	—
Cash flows	—	—	—	—	—
Issuance of the Preferred Shares	—	—	—	6,398,631	6,398,631

As of December 31, 2016	—	—	—	6,398,631	6,398,631

As of January 1, 2017 (Unaudited)	—	—	—	6,398,631	6,398,631

Cash flows	19,692	172,305	(1,740)	—	190,257
Fair value changes of the Preferred Shares	—	—	—	(97,576)	(97,576)
Fair value change relating to preferred shares due to own credit risk	—	—	—	46,592	46,592
Accrued interest expenses	—	—	1,740	—	1,740

As of December 31, 2017 (Unaudited)	19,692	172,305	—	6,347,647	6,539,644

As of January 1, 2018 (Unaudited)	19,692	172,305	—	6,347,647	6,539,644

Cash flows	(19,692)	—	(10,346)	—	(30,038)
Fair value changes of the Preferred Shares	—	—	—	(907,734)	(907,734)
Converted into ordinary shares	—	—	—	(5,438,981)	(5,438,981)
Fair value change relating to preferred shares due to own credit risk	—	—	—	(932)	(932)
Accrued interest expenses	—	—	10,604	—	10,604
Other non-cash movements	19,692	(19,692)	—	—	—

As of December 31, 2018 (Unaudited)	19,692	152,613	258	—	172,563

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.                               Banking facilities

As of December 31, 2016, 2017 and 2018, the Group has banking facilities available in the form of letters of guarantee of RMB63.2 million, RMB39.1 million and RMB1,807.4, in which RMB63.2 million, RMB39.1 million and RMB592.1 million are utilised and provided to a business partner in connection with air ticketing business for financial security.

36.                               Contingencies

As of December 31, 2016, 2017 and 2018, the Group did not have any significant contingent liabilities.

37.                               Commitment

(a)                                 Operating lease commitments

The Group leases offices under non-cancellable operating lease agreements. The future aggregate minimum lease payments under non-cancellable operating leases at each of the balance sheet dates are as follows:

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

No later than 1 year	19,278	15,131	38,040
Between 1 and 2 years	15,083	5,736	3,239
Between 2 and 5 years	10,771	7,027	4,195
	45,132	27,894	45,474

(b)                                 Purchase commitments

The purchase commitments represent the minimum payment that the Company would pay for the prepurchase of hotel room nights assuming inventory risk pursuant to the existing agreements with hotels.

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Purchase commitments	48,947	54,436	—

(c)                                  Capital commitments

Capital expenditure contracted for not yet incurred as of December 31, 2016, 2017 and 2018 is as follows:

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Property and equipment	—	—	187,530

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.                               Related party transactions

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

Save as disclosed in other notes, the following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2016, 2017 and 2018. In the opinion of the Directors of the Company, the related party transactions were carried out in the normal course of business and at terms negotiated between the Group and the respective related parties.

(a)                                 Names and relationships with related parties

The following companies are related parties of the Group that had balances and/or transactions with the Group during the years ended December 31, 2016, 2017 and 2018.

Company	Relationship with the Group

Ctrip and its affiliated companies	Shareholder with significant influence over the Group
Tencent and its affiliated companies	Shareholder with significant influence over the Group
City Legend International Limited	Shareholder with significant influence over the Group
Tongcheng Holdings and its subsidiaries	Controlled by shareholders with significant influence over the Group
Beijing Miot Technology Co., Ltd.	Associate
Subsidiary A diluted to associate	Associate
Subsidiary B diluted to associate	Associate

(b)                                 Significant transactions with related parties

	Year ended December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Commission and other service income received from related parties:
- Ctrip and its affiliates	85,781	243,783	1,127,980
- Tongcheng Holdings and its subsidiaries	—	—	1,699
- City Legend International Limited	—	—	124
Total	85,781	243,783	1,129,803

Commission, settlement and other service fees paid to related parties:
- Ctrip and its affiliates	261,140	573,128	183,827
- Tencent and its affiliates	1,224,655	31,655	552,918
- Tongcheng Holdings and its subsidiaries	—	—	62,375
- Others	50	—	—
Total	1,485,845	604,783	799,120

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.                               Related party transactions (Continued)

(c)                                  Balance with related parties

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Trade receivables, prepayment and other receivables from related parties (Note 21 & 22):
- Ctrip and its affiliates	506,461	273,480	315,615
- Tencent and its affiliates	—	56,138	45,677
- Tongcheng Holdings and its subsidiaries	28,351	—	72,890
- Others	—	—	28,701
Total	534,812	329,618	462,883

The receivables from related parties arise mainly from ordinary course of business. The receivables are unsecured, interest-free and with no fixed term of repayment. No provisions have been made against receivables from related parties.

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Trade payables and other payables to related parties (Note 26 & 27):
- Ctrip and its affiliates	132,382	152,826	1,277,103
- Tencent and its affiliates	—	362	1,381
- Tongcheng Holdings and its subsidiaries	—	—	15,265
- Others	3	1,442	6,583
Total	132,385	154,630	1,300,332

The payables to related parties are unsecured, interest-free and with no fixed term of repayment.

(d)                                 Key management personnel compensations

The compensations paid or payable to key management personnel (including CEO and other senior executives) for employee services are show below:

	As of December 31,
	2016	2017 (Unaudited)	2018 (Unaudited)
	RMB’000	RMB’000	RMB’000

Wages, salaries and bonuses	3,901	6,188	11,626
Pension costs - defined contribution plans	184	198	336
Other social security costs, housing benefits and other employee benefits	218	234	300
Share-based compensation expenses (Note 8)	14,946	11,916	152,685
Total	19,249	18,536	164,947

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39.                               Subsequent events

There were no material subsequent events during the period from December 31, 2018 to the approval date of these consolidated financial statements by the Board of Directors on March 19, 2019.

40.                               Financial position and reserve movement of the Company

(i)                                    Financial position of the Company

		As of December 31,
	Note	2016	2017 (Unaudited)	2018 (Unaudited)
		RMB’000	RMB’000	RMB’000

ASSETS
Non-current assets
Investment in subsidiaries		9,478,425	9,530,826	18,792,536
Prepayment and other receivables		—	15	15
		9,478,425	9,530,841	18,792,551
Current assets
Prepayment and other receivables		—	—	3,429
Short-term investments measured at fair value through profit or loss		—	—	205,896
Cash and cash equivalents		—	—	1,328,234
		—	—	1,537,559

Total assets		9,478,425	9,530,841	20,330,110

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		84	99	7,156
Share premium		1,514,310	1,514,310	17,311,220
Other reserves	40(ii)	1,602,181	1,607,990	2,173,438
Retained earnings		(36,781)	60,795	822,063

Total equity		3,079,794	3,183,194	20,313,877

LIABILITIES
Non-current liabilities
Redeemable convertible preferred shares	25	6,398,631	6,347,647	—

Current liabilities
Other payables and accruals		—	—	16,233

Total liabilities		6,398,631	6,347,647	16,233

Total equity and liabilities		9,478,425	9,530,841	20,330,110

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.                               Financial position and reserve movement of the Company (Continued)

(ii)                                 Reserve movement of the Company

	Retained earnings	Other reserves
	RMB’000	RMB’000

At January 1, 2016
Fair value change of the Preferred Shares attributable to changes in credit risk	36,781	36,781
Share based compensation carry forward in consummation of the Restructuring	—	1,575,699
Purchase of vested Equity Awards in connection with the Restructuring	—	(81,624)
Share-based compensations (Note 8)	—	71,325
At December 31, 2016	36,781	1,602,181

At January 1, 2017 (Unaudited)	(36,781)	1,602,181

Profit for the year	97,576	—
Fair value change of the Preferred Shares attributable to changes in credit risk	—	(46,592)
Purchase of vested Equity Awards in connection with the Restructuring	—	(4,382)
Share-based compensations (Note 8)	—	56,783

At December 31, 2017 (Unaudited)	60,795	1,607,990

At January 1, 2018 (Unaudited)	60,795	1,607,990

Profit for the year	770,147	—
Fair value change of the Preferred Shares attributable to changes in credit risk	—	932
Reclassification of the accumulated fair value change of the Preferred Shares attributable to changes in credit risk to accumulated losses upon conversion	(8,879)	8,879
Share-based compensations (Note 8)	—	572,191
Purchase of vested Equity Awards in connection with the Restructuring	—	(739)
Currency translation differences	—	(15,815)

At December 31, 2018 (Unaudited)	822,063	2,173,438

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41.                               Subsidiaries

Particulars of the principal subsidiaries of the Group as of December 31, 2016, 2017 and 2018 are set out below:

Company name	Country/place of operation and date of incorporation	Particulars of issued/paid-in capital		Equity/ beneficial interest held as at December 31, 2016	Equity/ beneficial interest held as at December 31, 2017	Equity/ beneficial interest held as at December 31, 2018	Principal activities	Type of legal entity
Directly held:

eLong Inc.	PRC/April 4, 2001	US$	0.01	100%	100%	100%	Investment holding	Limited liability entity

Indirectly held:

eLong Net Information Technology (Beijing) Co., Ltd. (艺龙网信息技术(北京)有限公司)	PRC/August 17, 1999	US$	214,277,229	100%	100%	100%	Platform service of hotel business	Limited liability entity
eLong Information Technology (Hefei) Co., Ltd. (艺龙信息技术(合肥)有限公司)	PRC/July 09, 2012	US$	5,000,000	100%	100%	100%	Hotel business service/business process outsourcing service	Limited liability entity
Beijing eLong Information Technology Co., Ltd. (北京艺龙信息技术有限公司)	PRC/November 28, 2000	RMB	16,000,000	100%	100%	100%	Information technology outsourcing/advertising service	Limited liability entity
Beijing eLong Air Services Co., Ltd. (北京艺龙航空服务有限公司)	PRC/October 23, 2002	RMB	23,000,000	100%	100%	100%	Air ticket service	Limited liability entity
Beijing eLong International Travel Co., Ltd. (北京艺龙国际旅行社有限公司)	PRC/July 29, 2004	RMB	1,500,000	100%	100%	100%	Hotel business service/other travel service	Limited liability entity
Tianjin Chengmei Technology Development Co., Ltd. (天津成美科技发展有限公司)	PRC/December 31, 2013	RMB	15,000,000	100%	100%	100%	Investment holding	Limited liability entity
Shenzhen JL-Tour International Travel Service Co., Ltd. (深圳市捷旅国际旅行社有限公司)	PRC/October 09, 2001	RMB	2,430,769	56%	56%	54%	International travel service	Limited liability entity
Xinyi Insurance Brokers (Beijing) Co., Ltd. (信义保险经纪(北京）有限公司)	PRC/May 09, 2016	RMB	50,000,000	100%	100%	100%	Insurance brokerage business	Limited liability entity
Beijing Asia Media Interactive Advertising Co., Ltd. (北京亚洲互动广告传播有限公司)	PRC/August 02, 2000	RMB	30,000,000	100%	100%	100%	Advertising service	Limited liability entity
Suzhou Longyue Tiancheng Information Technology Co., Ltd. (苏州龙越天程信息科技有限公司)	PRC/September 07, 2017	RMB	0.00	100%	100%	100%	Information technology outsourcing	Limited liability entity
Suzhou Chenghuiwan International Travel Agency Co., Ltd. (苏州程会玩国际旅行社有限公司)	PRC/November 24, 2015	RMB	1,000,000	0%	0%	100%	Travel related services	Limited liability entity
Nanjing Tongyou Car Rental Co., Ltd. (南京同游天下汽车租赁有限公司)	PRC/October 28, 2016	—		0%	0%	100%	Travel related services	Limited liability entity
Suzhou Chenglv Tianxia Information Technology Co., Ltd. (苏州创旅天下信息技术有限公司)	PRC/December 23, 2015	RMB	100,000	0%	0%	100%	Travel related services	Limited liability entity
Beijing Tongcheng Huading International Travel Agency Company Limited (北京同程华鼎国际旅行社有限公司)	PRC/January 12, 2011	RMB	5,000,000	0%	0%	100%	Travel related services	Limited liability entity
Beijing Tianyuan Difang Insurance Agency Company Limited (天圆地方(北京)保险代理有限公司)	PRC/May 28, 2010	RMB	50,000,000	0%	0%	100%	Travel related services	Limited liability entity
Suzhou Chengyi Technology Co., Ltd. (苏州程艺网络科技有限公司)	PRC/March 21, 2018	—		0%	0%	100%	Travel related services	Limited liability entity
Tongcheng Network Technology Co., Ltd. (同程网络科技股份有限公司)	PRC/March 10, 2004	RMB	111,319,969	0%	0%	100%	Travel related services	Limited liability entity

TONGCHENG-ELONG HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41.                               Subsidiaries (Continued)

(1)                                 The English names of certain subsidiaries referred herein represent the Directors’ best effort at translating the Chinese names of these companies as no English names have been registered.

(2)                                 All companies comprising the Group have adopted December 31 as their financial year end date.

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

Date: May 28, 2019