Form 20-F
period 2019-12-31
Trip.com Group Ltd
filed 2020-04-09
CIK 1269238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM

20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from

to

Commission file number:
001-33853

TRIP.COM GROUP LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
968 Jin Zhong Road
Shanghai 200335
People’s Republic of China
(Address of principal executive offices)
Jane Jie Sun, Chief Executive Officer
Telephone: +86 (21) 3406-4880
Facsimile: +86 (21) 5251-0000
968 Jin Zhong Road
Shanghai 200335
People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing 0.125 ordinary shares , par value US$0.01 per share	TCOM	Nasdaq Stock Market LLC (Nasdaq Global Select Market)
Ordinary shares, par value US$0.01 per share*

*	Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 74,086,404 ordinary shares, par value US$0.01 per share, as of December 31, 2019.
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
☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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
☐
  Yes
☐
  No

i

INTRODUCTION
In this annual report, unless otherwise indicated or unless the context otherwise requires:
•	“ADSs” refers to American depositary shares, each of which represents 0.125 ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China and, solely for the purpose of this annual report, excludes Taiwan, Hong Kong, and Macau, and “Greater China” refers to the People’s Republic of China, Taiwan, Hong Kong, and Macau;

•	“Qunar” refers to Qunar Cayman Islands Limited, a Cayman Islands company, and unless the context requires otherwise, includes its predecessor entities and consolidated subsidiaries and consolidated affiliated Chinese entities;

•	“Renminbi” or “RMB” refers to the legal currency of China; “U.S. dollars” or “US$” refers to the legal currency of the United States; and “ € ” refers to the legal currency of Eurozone;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value of US$0.01 per share; and

•	“we,” “us,” “our company,” or “Trip.com Group” refers to Trip.com Group Limited (formerly known as Ctrip.com International, Ltd.), its predecessor entities and subsidiaries, and, in the context of describing our operations and consolidated financial information, its consolidated affiliated Chinese entities, unless otherwise indicated herein. We consolidate the financial results of Qunar starting from December 31, 2015. In calculating the number of hotels with which we have room supply relationships, downloads of and transactions through our mobile channel, and other operational data, where applicable, as well as in describing our marketing, branding, and intellectual properties, we have not taken into account the comparable operating data or other information of Qunar.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
This annual report on Form
 20-F
includes our audited consolidated financial statements for the years ended December 31, 2017, 2018, and 2019.
On December 1, 2015, we effected a change of the ratio of the ADSs to ordinary shares from four ADSs representing one ordinary share to eight ADSs representing one ordinary share. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.
Our reporting currency is Renminbi because our business is primarily conducted in China and most of our revenue is denominated in Renminbi. This annual report on Form
20-F
contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.9618 to US$1.00, which was the certified noon buying rate in effect as of December 31, 2019, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The certified noon buying rate in effect as of April 3, 2020 was RMB7.0908 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report on Form
20-F
could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

PART I.
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
ITEM 3.	KEY INFORMATION

A.
Selected Financial Data
Selected Consolidated Financial Data
The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statements of income data for the years ended December 31, 2017, 2018, and 2019 and the selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page
 F-1.
The selected consolidated statements of income/(loss) data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheets data as of December 31, 2015, 2016, and 2017 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.
Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2015	2016 (1) (2)	2017 (2)	2018 (2)	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Selected Consolidated Statements of Income/(Loss) Data
Net revenues	10,897	19,245	26,796	30,965	35,666	5,122
Cost of revenues	(3,043)	(4,730)	(4,678)	(6,324)	(7,372)	(1,059)

Gross profit	7,854	14,515	22,118	24,641	28,294	4,063
Operating expenses
—Product development (3)	(3,297)	(7,687)	(8,259)	(9,620)	(10,670)	(1,533)
—Sales and marketing (3)	(3,088)	(5,861)	(8,294)	(9,596)	(9,295)	(1,335)
—General and administrative (3)	(1,088)	(2,519)	(2,622)	(2,820)	(3,289)	(472)

Total operating expenses	(7,473)	(16,067)	(19,175)	(22,036)	(23,254)	(3,340)

Income/(Loss) from operations	381	(1,552)	2,943	2,605	5,040	723
Net interest income/(expense) and other income/(expense) (4)	2,624	(192)	581	(684)	4,047	581

Income/(loss) before income tax expense and equity in (loss)/income of affiliates	3,005	(1,744)	3,524	1,921	9,087	1,304
Income tax expense	(470)	(482)	(1,285)	(793)	(1,742)	(250)
Equity in (loss)/income of affiliates	(136)	602	(65)	(32)	(347)	(50)

Net income/(loss)	2,399	(1,624)	2,174	1,096	6,998	1,004

Net loss/(income) attributable to non-controlling interests	108	206	(19)	16	57	8
Accretion to redemption value of redeemable non-controlling interests	—	—	—	—	(44)	(6)

	For the Year Ended December 31,
	2015	2016 (1) (2)	2017 (2)	2018 (2)	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Selected Consolidated Statements of Income/(Loss) Data
Net income/(loss) attributable to Trip.com Group’s shareholders	2,507	(1,418)	2,155	1,112	7,011	1,006
Earnings/(losses) per ordinary share data:
Earnings/(losses) per ordinary share (5) , basic	66.34	(23.97)	32.51	16.25	98.78	14.19
Earnings/(losses) per ordinary share (5) , diluted	56.85	(23.97)	30.75	15.67	92.02	13.22
Weighted average ordinary shares outstanding, basic	37,797,698	59,166,582	66,300,808	68,403,426	70,983,996	70,983,996
Weighted average ordinary shares outstanding, diluted	47,375,248	59,166,582	71,775,893	70,924,623	80,244,014	80,244,014

	As of December 31,
	2015 (1)	2016 (2)	2017 (2)	2018 (2)	2019 (6)
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Balance Sheets Data
Cash and cash equivalents	19,216	18,435	18,243	21,530	19,923	2,862
Restricted cash	2,287	1,744	1,749	4,244	1,824	262
Short-term investments	8,236	14,113	28,130	36,753	23,058	3,312
Current assets	40,602	45,928	59,418	79,394	67,955	9,761
Investments (4)	13,871	20,533	25,574	26,874	51,278	7,366
Total assets	118,844	144,430	162,240	185,830	200,169	28,752
Current liabilities	33,666	30,295	42,162	68,784	69,182	9,937
Long-term debt	18,355	34,651	29,220	24,146	19,537	2,806
Total liabilities	55,159	68,898	75,625	97,097	93,324	13,405
Redeemable non-controlling interests (7)	—	—	—	—	1,142	164
Share capital	4	5	5	5	6	1
Total Trip.com Group’s shareholders’ equity	44,551	71,548	84,836	86,715	103,442	14,858
Non-controlling interests	19,134	3,984	1,779	2,018	2,261	325
Total shareholders’ equity	63,685	75,532	86,615	88,733	105,703	15,183

Notes:
(1)	Our consolidated balance sheets data has reflected the effect of consolidation of Qunar’s financial statements starting from December 31, 2015. Our consolidated statements of income/(loss) data has reflected the effect of consolidation of Qunar’s financial statements starting from January 1, 2016.

(2)	Effective from January 1, 2018, we adopted ASC Topic 606, a new accounting standard on the recognition of revenue issued by FASB in 2014, and have applied this accounting standard retrospectively to the years ended December 31, 2016 and 2017. The financial data for the year ended December 31, 2015 and as of December 31, 2015 has not been recast and as such is not comparable.

(3)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2015	2016 (1)	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Product development	292	2,080	1,013	934	919	132
Sales and marketing	66	393	186	156	144	21
General and administrative	285	1,087	635	617	651	94

(4)	In 2015, a gain of RMB2.3 billion was recognized in the other income for the deconsolidation of Tujia, which was once a subsidiary of our company. In 2017 and 2018, we also disposed of certain long-term investments and recognized a gain of RMB1.4 billion and RMB1.2 billion, respectively. In January 2018, we adopted a new financial instruments accounting standard ASU No.
 2016-01,
which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consideration. Fair value changes for such equity investments were a fair value loss of RMB3.1 billion and a fair value gain of RMB2.3 billion for the years ended December 31, 2018 and 2019, respectively. See “Item 5. Operating and Financial Review and Prospectus — Results of Operations” for further information. The new standard also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments.

(5)	Each ADS represents 0.125 ordinary shares.
(6)	Effective from January 1, 2019, we adopted ASC No.
 2018-11,
a new accounting standard on the recognition of
right-of-use
assets and lease liabilities issued by FASB in 2018, and have applied this accounting standard on a modified retrospective basis and have elected not to restate comparative periods. See Notes 2 and 11 to our audited consolidated financial statements included elsewhere in this annual report for further information.
(7)	One of our subsidiaries issued redeemable preferred shares to certain third-party investors in 2019. These preferred shares are redeemable at a holder’s option when that subsidiary fails to complete a qualified IPO in a pre-agreed
period of time since its issuance with a redemption price measured by 10% interest per annum. These preferred shares are therefore accounted for as redeemable non-controlling
interests in mezzanine equity and are accreted to the redemption value over the period starting from the issuance date.
B.
Capitalization and Indebtedness
Not applicable.
C.
Reasons for the Offer and Use of Proceeds
Not applicable.
D.
Risk Factors
Risks Relating to Our Business and Industry
Our business could suffer if we do not successfully manage current growth and potential future growth.
Our business has grown significantly as a result of both organic growth of existing operations and acquisitions, and, despite the current
COVID-19
outbreak, we may experience such growth from time to time in the future. We have significantly expanded, and may further expand, our operations and workforce, as a result of the continued growth of our service offerings, customer base, and geographic coverage. For example, we have invested in, and may continue to invest in, organic growth by rolling out new business initiatives focusing on a diverse range of areas including car services, bus tickets, and train tickets. Consequentially, in 2019, we invested US$1.5 billion in product development. If such new business initiatives fail to perform as expected, our financial condition and results of operations could be adversely affected. Our growth to date has placed, and our anticipated future operations will continue to place, significant strain on our management, systems, and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.
Pandemics, epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.
Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019
(COVID-19),
Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu could disrupt the travel industry and our business operations in China and elsewhere in the world, reduce or restrict demand for travel and travel-related products and services, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Any one or more of these events or recurrence may adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

The current
COVID-19
pandemic has already adversely affected many aspects of our business. Since January 2020, we have experienced, and expect to continue to experience, a significant decline in travel demand resulting in significant customer cancellations and refund requests and reduced new orders relating to international and domestic travel and lodging. Since February 2020, supply of domestic transportation tickets and international air tickets also has dropped significantly in response to comprehensive containment measures in China and other international regions. We have been affirmatively facilitating our customers in their cancellations and refund requests and working with our travel suppliers to prepare for difficult market conditions, for which we have incurred and may continue to incur significant costs and expenses. In addition, our China-based facilities underwent temporary yet prolonged closure in February 2020, and most of our employees had worked from home for weeks and have only recently reported to work, both as part of China’s nationwide efforts to contain the spread of the
COVID-19.
We and our suppliers and business partners are still recovering from the general shutdown and delay in commencement of operations in China. Even though our business is currently operational, our service capacity and operational efficiency are still adversely affected by the
COVID-19
pandemic due to insufficient workforce as a result of temporary travel restrictions in China and the necessity to comply with disease control protocols in our business facilities. Our suppliers’ abilities to timely deliver products and services and respond to rescheduling or cancellations are also adversely affected for similar reasons, especially those located in critical regions such as Hubei Province, China. The global spread of
COVID-19
may also affect our overseas suppliers. While the duration of this disruption to our business and related financial impacts cannot be reasonably estimated at this time, we expect that our financial condition, results of operations, and cash flows for the first half of 2020 will be materially and adversely affected with potential continuing impacts on subsequent periods. In particular, our revenues for the first half of 2020 will be materially and adversely affected as a result of the domestic and international travel restrictions and significant incremental costs and expenses incurred to facilitate our users’ cancellations and refund requests; we may experience difficulty in collection of receivables, which may result in additional allowance for doubtful accounts; if the impacts of the COVID-19 pandemic become other than temporary, we may also need to recognize significant downward adjustments or impairment to our goodwill or long-term investments, including the investments that are not measured at fair value in publicly traded companies whose share prices are declining recently. We currently expect our net revenue for the first quarter of 2020 to decrease year-over-year by approximately 45% to 50%, which reflects our preliminary view and is subject to change. We will continue to monitor and evaluate the financial impacts to our financial condition, results of operations, and cash flows for the first half of 2020 and subsequent periods. The global spread of
COVID-19
pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. We cannot assure you that the
COVID-19
pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If the
COVID-19
pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.
Strategic acquisition of complementary businesses and assets, and the subsequent integration of newly acquired business into our own, create significant challenges that may materially and adversely affect our business, reputation, results of operations, and financial condition.
We have made and intend to continue to make strategic acquisitions in the travel industry in Greater China and overseas. For example, in October 2015, we completed a share exchange transaction with Baidu Inc., or Baidu, whereby we obtained approximately 45% of the aggregate voting interest of Qunar in exchange for our newly issued ordinary shares. Subsequently, we issued ordinary shares represented by ADSs to certain special purpose vehicles holding shares solely for the benefit of certain Qunar employees and, in return, we received Class B ordinary shares of Qunar from these employees. We directly injected these shares to a third-party investment entity dedicated to investing in business in China. From an accounting perspective, we consolidated the financial statements of these
non-U.S.
investment entities and started to consolidate Qunar’s financial statements from December 31, 2015. In October 2016, we participated as a member in the buying consortium in Qunar’s going-private transaction and rolled our then existing equity stake into the entity that wholly owns Qunar upon the completion of the transaction in February 2017. In addition, in December 2016, we consummated an acquisition transaction whereby shares held by nearly all of the shareholders of Skyscanner, a leading global travel search site headquartered in Edinburgh, United Kingdom, were acquired by Trip.com Group (then known as Ctrip.com International, Ltd.).
If we are presented with appropriate opportunities, we may continue to acquire complementary businesses and assets in the future. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could adversely affect our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired business. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. Moreover, we may not be able to achieve our intended strategic strategies and record substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired business or manage a larger business. Any such negative developments could materially and adversely affect our business, reputation, results of operations, and financial condition.

Our strategy to acquire or invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainties that may have a material adverse effect on our business, reputation, results of operations and financial condition.
As part of our plan to expand our product and service offerings, we have made and intend to make strategic acquisitions or investments in the travel service industries in Greater China and overseas, such as the following, in addition to our transactions relating to Qunar and Skyscanner described elsewhere in this annual report:
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
•	In April 2016, we announced strategic collaboration with China Eastern Airlines Corporation Limited, one of China’s three major air transportation groups, on a broad range of products and services. In June 2016, we invested approximately RMB3.0 billion in approximately 466 million A shares of China Eastern Airlines in a private placement.
•	In December 2016, in connection with our share exchange transaction with BTG Hotels (Group) Co., Ltd., or BTG, a PRC joint stock company that is listed on the Shanghai Stock Exchange and principally engaged in the management of hotels and tourism destinations, and Homeinns Hotel Group, or Homeinns, we exchanged our previously held equity interest in Homeinns for 22% equity interest of BTG.
•	We have invested in convertible notes (which had been subsequently converted to ordinary shares) and ordinary shares of MakeMyTrip Limited, or MakeMyTrip, a leading online travel company in India, in January 2016 and May 2017 respectively. In August 2019, we completed a share exchange transaction with Naspers Limited, or Naspers, pursuant to which Naspers exchanged its stake in MakeMyTrip, for newly issued shares in our company. Concurrent with the share exchange, we also invested certain ordinary shares and Class B shares of MakeMyTrip in a third-party investment entity. Immediately after the closing of the transaction, Naspers owned approximately 5.6% of our then total issued and outstanding ordinary shares, and we owned ordinary shares and Class B shares of MakeMyTrip, representing approximately 49.0% of the then total voting power in MakeMyTrip.
•	In May 2018, we acquired substantially all of the remaining equity interest of an offline travel agency company in which we previously held approximately 48% equity interest for the consideration of RMB198 million in cash and 1.9%
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
The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. The terms of the United Kingdom’s exit from the European Union, commonly referred to as the “Brexit,” remain undetermined, resulting in market volatility and exchange rate fluctuations from time to time both globally and most specifically in the United Kingdom and rest of the Europe. The Brexit has created significant uncertainty about the future relationship between the United Kingdom and the European Union. These developments, or the perception that any of them could occur, may adversely affect European and worldwide economic and market conditions. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations, and financial condition.

Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and most of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and travel industry in China. Since we derive the majority of our revenues from accommodation reservation, transportation ticketing, and packaged-tour services in China, any severe or prolonged slowdown in the global or Chinese economy or the recurrence of any financial disruptions could reduce expenditures for travel, which in turn may adversely affect our results of operations and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to travel products and services. If consumer demand for travel products and services we offer decreases, our revenues may decline. Furthermore, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.
General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations.
Our business is significantly affected by the trends that occur in the travel industry in China, including the hotel, transportation ticketing, and packaged-tour sectors. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The recent worldwide recession has led to a weakening in the demand for travel services. Other trends or events that tend to reduce travel and are likely to reduce our revenues include:
•	Actual or threatened war or terrorist activities;
•	an outbreak of EVD, COVID-19, MERS, SARS, H1N1 flu, H7N9 flu, and avian flu, or any other serious contagious diseases;
•	increasing prices in the hotel, transportation ticketing, or other travel-related sectors;
•	increasing occurrence of travel-related accidents;
•	political unrest, civil strife, or other geopolitical uncertainty;
•	natural disasters or poor weather conditions, such as hurricanes, earthquakes, or tsunamis; and
•	any travel restrictions or other security procedures implemented in connection with any major events in China.
We could be severely and adversely affected by declines or disruptions in the travel industry and, in many cases, have little or no control over the occurrence of such events. Such events could result in a decrease in demand for our travel and travel-related products and services. This decrease in demand, depending on the scope and duration, could significantly and adversely affect our business and financial performance over the short and long term. For a discussion of impact of
COVID-19
on our business, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Pandemics, epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”

We recorded a significant amount of goodwill and indefinite lived intangible assets in connection with our strategic acquisitions and investments, and we may incur material impairment charges to our goodwill and indefinite lived intangible assets if the recoverability of these assets become substantially reduced.
In connection with our strategic acquisitions over the recent years, we recorded a significant amount of goodwill and indefinite lived intangible assets booked in our financial statements. As of December 31, 2019, our goodwill was RMB58.3 billion (US$8.4 billion) and our indefinite lived intangible assets were RMB11.8 billion (US$1.7 billion). In 2015, our acquisition of Qunar securities resulted in a RMB43.0 billion increase in our goodwill. ASC 350 “Intangibles—Goodwill and Other” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. For 2017, 2018, and 2019, we did not recognize any impairment charges for goodwill or intangible assets. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge. We may potentially incur significant impairment charges if the recoverability of these assets become substantially reduced in the future. Any such impairment charges would adversely affect our results of operations and financial condition. In light of the continuing global spread of the
COVID-19
pandemic, our ADS price declined generally in the first quarter of 2020, and the amount by which the share price exceeded the carrying value of the reporting unit has become minimal. If our ADS price continues to decline and becomes lower than the carrying value of the reporting unit, it may be considered an indicator for us to perform interim goodwill impairment test and we may need to recognize impairment on goodwill or other long-lived assets if the impacts from the
COVID-19
pandemic become other than temporary. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates—Goodwill.”
The trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. In 2019, the trading prices of our ADSs on the Nasdaq Global Select Market have ranged from US$26.32 to US$46.50 per ADS, and the last reported trading price on April 8, 2020 was US$24.51 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:
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
We believe that maintaining and enhancing our brands depends in part on our ability to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry. The successful promotion of our brands will depend largely on our ability to maintain a sizeable and active customer base, maintain relationships with our business partners, provide high-quality customer service, properly address customer needs and handle customer complaints and organize effective marketing and advertising programs. If our customer base significantly declines or grows more slowly than our key competitors, the quality of our customer services substantially deteriorates, or our business partners cease to do business with us, we may not be able to cost-effectively maintain and promote our brands, and our business may be harmed.
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
In the past, certain competitors launched aggressive advertising campaigns, special promotions and engaged in other marketing activities to promote their brands, acquire new customers or to increase their market shares. In response to such competitive pressure, we started to take and may continue to take similar measures and as a result will incur significant expenses, which in turn could negatively affect our operating margins in the quarters or years when such promotional activities are carried out. For example, we launched a promotion program in recent years to offer certain selected transportation tickets, hotel rooms, and packaged tours as well as grant of
e-coupons
to our customers in response to promotion campaigns that our competitors have launched. Primarily as a result of the enhanced marketing efforts and additional investment in product developments in response to the intensified market competition, our operational margin was negatively affected. In addition, some of our existing and potential competitors may have competitive advantages, such as significantly larger active customer base on mobile or other online platforms, greater financial, marketing and strategic relationships and alliances or other resources or name recognition, and may be able to imitate and adopt our business model. In particular, other major internet platforms may benefit from the existing customer base of their other services. These platforms can utilize the traffic they already obtain and direct the customers from their other services offerings to their travel services and further achieve synergies effects. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business, results of operations and profit margins may be materially and adversely affected.

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
The satisfactory performance, reliability, and availability of our infrastructure, including our mobile platform, websites, and systems, are critical to the success of our business. Any system interruptions that result in the unavailability or slowdown of our mobile platform, websites, or other systems and the disruption in our services could reduce the volume of our business and make us less attractive to customers. Most of our computer and communications systems are located at our customer service centers in China and abroad, such as Shanghai, Nantong, Tokyo, Seoul, and Edinburgh. Our technology platform and computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins,
hacking or other attempts at system sabotage, vandalism, natural disasters, and other similar events. For example, we experienced a network shut-down for a few hours in May 2015 resulting in temporary disruption to our mobile platform and websites and customer services, and a hotel booking system failure for a few hours in October 2019 affecting temporary hotel booking services.
No data leakage occurred in either incident. We have implemented extensive measures to ensure prompt responses to any network shutdown, system failure, or similar incidents in the future, and to continue to update our security protocol to protect our systems from any human error, third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. However, we cannot assure you that unexpected interruptions to our systems will not occur again in the future. We do not carry business interruption insurance to compensate us for losses that may occur as a result of such disruptions. In addition, any such future occurrences could reduce customer satisfaction levels, damage our reputation and materially and adversely affect our business.
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
In addition, our future success will depend on our ability to adapt our products and services to the changes in technologies and internet user behavior. For example, the number of people accessing the internet through mobile devices, including smart devices, mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 5G and more advanced mobile communications technologies are broadly implemented. As we make our services available across a variety of mobile operating systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android, iOS, and Windows. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as China, it will result in an increase in our costs and expenses. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices, and standards that we do not control. If we fail to develop products and technologies that are compatible with all mobile devices and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and operating systems, we may not be able to penetrate the mobile internet market. In addition, the widespread adoption of new internet technologies or other technological changes could require significant expenditures to modify or integrate our products or services. If we fail to keep up with these changes to remain competitive, our future success may be adversely affected.

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
In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers. Each of our executive officers has entered into an employment agreement with us that contains confidentiality and non-competition
provisions. If any disputes arise between our executive officers and us, we cannot assure you of the extent to which any of these agreements would be enforced in China, where most of these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
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
We regard our domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trademark protection and confidentiality laws and contracts. Trademark and confidentiality protection in China may not be as effective as that in the United States. Policing unauthorized use of proprietary technology is difficult and expensive. In addition, as our business operations further evolves globally, we may not be able to enforce our intellectual property rights throughout the world, which may in turn adversely impact our international operations and business. We may encounter significant problems in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of intellectual property protection, which could make it difficult for us to stop the infringement or misappropriation of our intellectual property rights. Proceedings to enforce our proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business.
The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to go to court to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”
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
We generate a majority of our accommodation reservation revenues through commissions from hotels, which depend on the room nights booked through us.
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
During the peak holiday seasons in China, we establish limited merchant business relationships with selected travel service suppliers, in order to secure adequate supplies for our customers. In merchant business relationships, we buy hotel rooms and transportation tickets before selling them to our customers and thereby incur inventory risk. As we expanded our offline business in 2019, partially attributable to our packaged-tour products, our demands also increased correspondingly. If we are unable to correctly predict demand for hotel rooms and transportation tickets that we are committed to purchase, we would be responsible for covering the cost of the hotel rooms and transportation tickets we are unable to sell, and our financial condition and results of operations would be adversely affected.
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
As of December 31, 2019, our total short-term bank borrowings and long-term bank borrowings (current portions) were RMB21.1 billion (US$3.0 billion), our total long-term borrowings (excluding current portions) were RMB11.0 billion (US$1.6 billion), the aggregate principal amount of our outstanding convertible notes was US$2.4 billion (RMB16.9 billion), and our securitization debt was RMB1.1 billion (US$154 million). To the extent that we were to settle or redeem our convertible notes in cash, our debt obligations would become more substantial.

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

We may from time to time incur additional indebtedness and contingent liabilities. If we incur additional debt, the risks that we face as a result of our substantial indebtedness and leverage could intensify. For example, since 2018, we entered into asset backed securitization arrangements with third-party financial institution and set up a securitization vehicle which issued revolving debt securities to third party investors. In addition, in July 2019, we entered into a facility agreement as a borrower with certain financial institutions for up to US$2.0 billion equivalent transferable term loan facility with a greenshoe option of up to US$500 million. In April 2020, we entered into another facility agreement as a borrower with certain financial institutions for up to US$1.0 billion transferrable term and revolving loan facility with an incremental facility of up to US$500 million.
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
European Union traditionally takes a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws. In particular, the European Union adopted a new General Data Protection Regulation in April 2016, which became effective in May 2018. The General Data Protection Regulation results in more stringent requirements for data processors and controllers, including more fulsome disclosures about the processing of personal information, data retention limits, and deletion requirements, mandatory notification in the case of a data breach, and elevated standards regarding valid consent in some specific cases of data processing. The General Data Protection Regulation also includes substantially higher penalties for failure to comply with the requirements. For example, in the event of violations, a fine up to
€
20 million or up to 4% of the annual worldwide turnover, whichever is greater, may be imposed. In addition to General Data Protection Regulation, when other future laws and regulations come into effect, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and incur additional costs.
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
From time to time, we hire celebrities to be our brand ambassadors to market our brands or our products and services that are important to our business. However, we cannot assure you that the endorsement from our brand ambassadors or related advertisements will remain effective, that the brand ambassadors will remain popular or their images will remain positive and compatible with the messages that our brand and products aim to convey. Furthermore, we cannot assure you that we can successfully find suitable celebrities to replace any of our existing brand ambassadors if any of their popularities decline or if the existing brand ambassadors are no longer able or suitable to continue the engagement, and termination of such engagements may have a significant impact on our brand images and the promotion or sales of our products. If any of these situations occurs, our business, financial condition and results of operations could be materially and adversely affected.

We may face greater risk of doubtful accounts as our business increases in scale.
We provide credit terms to our merchant customers, and also extend credit to our users by making payments on behalf of them when they book travel products on our platform. Our accounts receivable and other receivables have increased as our business grows. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding receivables from our merchant customers and users. As a result, we may face a greater risk of non-payment
of our receivables and, as our business grows in scale, we may need to make higher provisions for doubtful accounts. For the years ended December 31, 2017, 2018, and 2019, we recognized the provisions for accounts receivable and receivables relating to financial services of approximately RMB98 million, RMB69 million, and RMB191 million (US$27 million), respectively. The increase in the provisions for accounts receivable and receivables relating to financial services from 2018 to 2019 was primarily due to our business growth.
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
Our board of directors has the discretion to change terms of any previously issued share options and any such change may significantly increase the amount of our share-based compensation expenses for the period that the change takes effect as well as those for any future periods. For example, in December 2019, we completed a one-time modification of share options, pursuant to which each eligible grantee could exchange every four of the share options that were granted under the 2017 Share Incentive Plan and the Amended and Restated Global Incentive Plan with exercise price exceeding US$320 per ordinary share for one new option entitling each eligible grantee to purchase one ordinary share at the exercise price of US$0.01 with the original vesting schedules remaining unchanged. As a result of the modification, the prior options to purchase 835,849 ordinary shares were exchanged for new options to purchase 209,026 ordinary shares. In addition, with the historic changes and extensions to our share incentive awards, the application of ASC 718 will continue to have a significant impact on our net income. Further, future changes to various assumptions used to determine the fair value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.
Changes in accounting standards may affect the results of our operations.
We are required to adopt new accounting standards under FASB from time to time. Certain new accounting standards may impose significant different accounting treatments on certain line items on our consolidated financial statements, which could result in unexpected changes to our results of operation.
For example, in May 2014, the FASB issued a new accounting standard on the recognition of revenue generated from contracts with customers that was designed to create greater comparability for financial statement users across industries and jurisdictions. The core principle of this new standard is that an “entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” We adopted this new standard, effective from January 1, 2018, and applied the full retrospective transition approach to all contracts, which means that the financial statements for the year ended and as of December 31, 2018 and 2019 were reported under this new standard and the financial statements for the years ended and as of December 31, 2016 and 2017 were retrospectively adjusted. The new standard did not change the presentation of our revenues, which continues to be substantially reported on a net basis. However, the timing of revenue recognition for certain revenue streams is changed under the new standard. In particular, revenue for accommodation reservation services, which used to be recognized after end-users
completed their stays, is now recognized when the reservation becomes non-cancellable.
Revenue for packaged-tour services, which used to be recognized when packaged tours were completed, is now recognized on the departure date of a tour.

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
In February 2016, the FASB issued ASU
2016-02,
Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use
asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The new leases standard also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease
components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease
components together with the associated lease component as a single lease component and to provide certain disclosures. Entities were initially required to adopt the new leases standard using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements. In July 2018, the FASB issued ASU
2018-11,
which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. We have adopted this new guidance for the year ended December 31, 2019. The standard had a material impact on our consolidated balance sheets, but did not have a material impact on our consolidated statements of income or statements of cash flows. The most significant impact was the recognition of right-of-use
assets, or ROU assets, of RMB1.0 billion (US$146 million) and lease liabilities of RMB980 million (US$141 million) for operating leases. Other than disclosed, we do not expect the new standard to have a material impact on our remaining consolidated financial statements.
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
We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2019. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2019. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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
Risks Relating to Our Corporate Structure
PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.
We are a Cayman Islands incorporated company and a foreign person under PRC law. Due to foreign ownership restrictions in the travel agency and value-added telecommunications industries, we conduct part of our business through contractual arrangements with our consolidated affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations.
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
If we and our consolidated affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our consolidated affiliated Chinese entities, revoking our business licenses or the business licenses of our consolidated affiliated Chinese entities, requiring us and our consolidated affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our consolidated affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications or travel agency businesses. In particular, if the PRC government authorities impose penalties which cause us to lose our rights to direct the activities of and receive economic benefits from our consolidated affiliated Chinese entities, we may lose the ability to consolidate and reflect in our financial statements the operation results of our consolidated affiliated Chinese entities. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations.
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
As the PRC government restricts foreign ownership of value-added telecommunications and travel agency businesses in China, we depend on our consolidated affiliated Chinese entities, in which we have no ownership interest, to conduct part of our business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that the contractual arrangements as described in this annual report are valid, binding and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our consolidated affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our packaged-tour business in an acceptable manner or pay us for our consulting or other services. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”
The principal shareholders of our consolidated affiliated Chinese entities have potential conflict of interest with us, which may adversely affect our business.
Some of our directors and officers were also the principal shareholders of our consolidated affiliated Chinese entities as of the date of this annual report. Thus, conflict of interest between their duties to our company and their interests in our consolidated affiliated Chinese entities may arise. We cannot assure you that when conflict of interest arises, these persons will act entirely in our interests or that the conflict of interest will be resolved in our favor. In addition, these persons could violate their non-competition
or employment agreements with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”
Our business may be significantly affected by the new PRC Foreign Investment Law.
The new PRC Foreign Investment Law was approved by the PRC National People’s Congress on March 15, 2019 and became effective from January 1, 2020. The new PRC Foreign Investment Law has repealed the PRC Wholly Foreign-owned Enterprise Law, the PRC Sino-foreign Equity Joint Venture Law, and the PRC Sino-foreign Cooperative Joint Venture Law. Therefore, establishment and operation of companies in China, including FIEs, will generally follow the PRC Company Law unless specifically provided for in the new PRC Foreign Investment Law, in which case the provisions of the new PRC Foreign Investment Law will prevail. In December 2019, the Implementing Regulation of the Foreign Investment Law was promulgated by the PRC State Council and became effective from January 1, 2020.

The new PRC Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear thereunder. Since the PRC Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that the VIE entities will be deemed as FIEs and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition, and results of operations.
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
We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting and other fees paid to us by our consolidated affiliated Chinese entities. Under PRC laws and regulations, our subsidiaries and consolidated affiliated Chinese entities in China are required to set aside at least 10% of their respective after-tax
profit each year, if any, to statutory reserve funds unless these reserve funds have reached 50% of the subsidiaries and consolidated affiliated Chinese entities’ registered capital. These reserves are not distributable as cash dividends and dividends cannot be distributed until any losses from prior fiscal years have been offset. Furthermore, if our subsidiaries and consolidated affiliated Chinese entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.
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
Risks Relating to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
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
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. The value of Renminbi against U.S. dollars and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.
The majority of our revenues and costs are denominated in Renminbi, while a portion of our financial assets and our dividend payments are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have used forward contracts and currency borrowings to help hedge our exposure to foreign currency risk. Any significant revaluation of Renminbi or U.S. dollars may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of Renminbi against U.S. dollars would make any new Renminbi-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of Renminbi against U.S. dollars would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amount available to us.
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
We conduct our business primarily through our wholly-owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises, or WFOEs. In addition, we depend on several consolidated affiliated Chinese entities in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If we and our consolidated affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including restructuring. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure — PRC laws and regulations restrict foreign investment in the air-ticketing,
travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.” and “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure — Our business may be significantly affected by the New Foreign Investment Law.”

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

For example, on March 3, 2015, SAFE promulgated a Circular on the Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or SAFE Circular 19, which became effective on June 1, 2015 and replaced SAFE Circular 142. Previously, pursuant to SAFE Circular 142, the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable government authority and may not be used for equity investments in China, and the FIE may not change how it uses such capital without SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans. Although SAFE Circular 19 restates certain restrictions on the use of investment capital denominated in foreign currency by FIEs, it specifies that the registered capital of an FIE whose main business is investment, denominated in foreign currency, can be converted into Renminbi at the discretion of such FIE and can be used for equity investment in China subject to the invested company’s filing of a reinvestment registration with the relevant local SAFE. On June 9, 2016, SAFE issued the Circular on Reforming and Regulating the Administrative Policy of the Settlement under Capital Accounts, or SAFE Circular 16, which became effective on the same date. Although SAFE Circular 16 further extends the reform to cover foreign currency income under capital account, including capital, foreign debt and proceeds from offshore offering and listing, an FIE’s foreign currency income and such income settled in Renminbi under the capital account cannot be used directly and indirectly for any purposes out of the FIE’s business scope or in areas prohibited by laws and regulations. According to the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment promulgated by SAFE on October 23, 2019, or SAFE Circular 28,
non-investment
FIEs are allowed to use their capital for equity investment in China provided that such investment is not in violation of the Special Administrative Measures (Negative List) for Foreign Investment Access and the purposes of such investment is truthful and compliant with relevant laws and regulations. However, the interpretation and enforcement of SAFE Circular 19, SAFE Circular 16, and SAFE Circular 28 remained to be subject to uncertainty.
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
To comply with the PRC regulations regarding licensing requirements, we have entered into a series of agreements with our consolidated affiliated Chinese entities to maintain our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that our contractual arrangements with our consolidated affiliated Chinese entities, as described in this annual report, are valid under current PRC laws and regulations, as there is substantial uncertainty regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree with our counsel’s position or that we will not be required to restructure our organizational structure and operations in China to comply with changing and new PRC laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure — Our business may be significantly affected by the new PRC Foreign Investment Law.”

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
Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, investors in the ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by SEC against the PRC affiliates of the Big Four accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended.
Starting in 2011, the PRC affiliates of the Big Four accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work paper and other related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through China Securities Regulatory Commission, or CSRC.
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
Risks Relating to Our Ordinary Shares and ADSs
The future sales of a substantial number of ADSs in the public market could adversely affect the price of the ADSs.
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
As of December 31, 2019, the aggregate principal amount of our outstanding convertible notes was US$2.4 billion. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (i) any person or group gaining control of our company; (ii) our company merging with or into another company or disposing of substantially all of its assets; (iii) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iv) the adoption of any plan relating to the dissolution or liquidation of our company; or (v) our ADSs ceasing to be listed on a major U.S. national securities exchange in certain circumstances, subject to certain exceptions where the applicable consideration comprises U.S.-listed common equity or ADSs. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2020 Revision) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
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
There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, which may result in adverse U.S. federal income tax consequences for U.S. holders of the ADSs or ordinary shares.
A
non-U.S.
corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive
asset.
Based on our income and assets, and the value of our ADSs, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2019 and we do not expect to be a PFIC for the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.
If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Considerations”) held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For a more detailed discussion of U.S. federal income tax considerations to U.S. Holders if we are or become classified as a PFIC, see “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Considerations.”
ITEM 4.	INFORMATION ON THE COMPANY

A.
History and Development of the Company
We commenced our business in June 1999. In March 2000, we established an exempted company with limited liability under the Companies Law in the Cayman Islands, Ctrip.com International, Ltd. as our new holding company. In October 2019, we changed our company name to “Trip.com Group Limited.” Since our inception, we have conducted the majority of our operations in China and expanded our operations overseas in 2009. As of December 31, 2019, we mainly operated our business through the following significant subsidiaries:

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

After our share exchange transaction with Baidu in October 2015, we obtained approximately 45% of the aggregate voting interest of Qunar. In December 2015, we issued ordinary shares represented by ADSs to certain special purpose vehicles holding shares solely for the benefit of certain Qunar employees and, as consideration, we received class B ordinary shares of Qunar and directly injected these shares to a third-party investment entity dedicated to investing in business in China. From accounting perspective, we started to consolidate Qunar’s financial statements from December 31, 2015. Therefore, Qunar Cayman Islands Limited, the Cayman Islands holding company of Qunar, and its wholly-owned subsidiary, Beijing Qunar Software Technology Co., Ltd., or Qunar Software, may also be deemed as our significant subsidiary from accounting perspective, although Qunar continues to operate its businesses independently.
We also conduct part of our business in China primarily through the following significant consolidated affiliated Chinese entities and certain of their subsidiaries:
•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds a value-added telecommunications business license;

•	Chengdu Ctrip Travel Agency Co., Ltd, or Chengdu Ctrip, which holds a domestic travel agency license; and

•	Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (formerly known as Shanghai Huacheng Southwest Travel Agency Co., Ltd.), or Shanghai Huacheng, which holds a domestic travel agency license.

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
In July 2019, we entered into a facility agreement as a borrower with certain financial institutions for up to US$2.0 billion equivalent transferable term loan facility with a greenshoe option of up to US$500 million. The facilities have a
3-year
tenor. The proceeds borrowed under such facilities may be used for our general working capital requirements, including repayment of any existing financial indebtedness.
In September 2019, we completed put right offer relating to the 2022 Notes. US$924 million aggregate principal amount of the 2022 Notes were validly surrendered and not withdrawn prior to the expiration of the put right offer. The aggregate purchase price of these 2022 Notes was US$924 million. Following the settlement of repurchase of these 2022 Notes, our total number of ordinary shares on a fully diluted basis reduced by 1.8 million shares.
In October 2019, we completed a secondary offering of an aggregate of 36,000,000 ADSs, which included the exercise in full by the underwriters of their option to purchase up to 4,695,648 additional ADSs to cover over-allotment, by our shareholder Baidu Holdings Limited at US$28.00 per ADS. We did not issue or sell any ADSs in the offering or receive any proceeds from the sale of the ADSs by the selling shareholder.
In April 2020, we entered into a facility agreement as a borrower with certain financial institutions for up to US$1.0 billion transferrable term and revolving loan facility with an incremental facility of up to US$500 million. The facilities have a 3-year tranche and a 5-year tranche. The proceeds borrowed under the facilities may be used for our general working capital requirements, including repayment of any existing financial indebtedness.
Effective December 1, 2015, we changed our ADS to ordinary share ratio from four ADS representing one ordinary share to eight ADSs representing one ordinary share. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.
Our principal executive offices are located at 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, and our telephone number is +86 (21) 3406-4880. Our agent for service of process in the United States is CT Corporation System. Our principal website address is
www.ctrip.com
. The information on our websites should not be deemed to be part of this annual report. SEC also maintains a website at
www.sec.gov
that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with SEC using its EDGAR system.
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
We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:
•	choose and reserve hotel rooms in cities throughout China and abroad;

•	book and purchase transportation tickets for domestic and international flights and trains;

•	choose and reserve packaged tours that include transportation and accommodations, as well as guided tours and other value-added services in some instances; and

•	book and purchase other travel-related services for their leisure and business travels.

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
We believe that we are the largest consolidator of hotel accommodations in China in terms of gross merchandise volume. As of December 31, 2019, we had secured room supply relationships with approximately 1.4 million hotels in China and abroad, which covered a broad range of hotels in terms of prices and geographical locations. Through strategic cooperation arrangements with other leading online accommodation reservation service providers in recent years, we expanded our overseas hotel network by gaining access to more international hotels on these platforms through our accommodation reservation services. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. The hotel business of Qunar, which covers a wide range of hotels from upscale hotels to mass-market hotels to family-run
and small boutique hotels, has begun to benefit from our hotel accommodation capabilities by accessing our high-end
hotel supplies.
We believe that we are the largest consolidator of airline tickets and the top air tickets distribution agency in China in terms of gross merchandise volume of airline tickets booked and sold through us. Our airline ticket suppliers include all major PRC airlines and over 300 international airlines that operate flights originating in cities at home and abroad, and offer over 3 million flight routes, connecting over 5,000 cities in approximately 200 countries and regions. Partnering with over 1,000 third-party travel service providers, we are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes through mobile platform, internet websites and customer service centers and arrange electronic payment. In addition, we provide the same levels of centralization and convenience to customers seeking to make reservations on their chosen train and bus routes. We believe that we have realized a notable innovation in our transportation ticketing services, namely, our integrated product offering of air, train, and bus tickets. The number of international airline ticket sales transactions through our platform grew significantly in 2019.
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

We also offer independent leisure travelers bundled packaged-tour products, including group tours, semi-group tours, customized tours, and packaged tours with different transportation arrangements, such as flights, cruises, buses, or car rental. We are the top packaged-tour operator in China in terms of online market share and most recognized brand in China’s outbound travel services. We also have offline stores to provide local service support and reach out to users who are otherwise difficult to be converted to customers through online channel, especially in the lower-tier cities in China. We provide integrated transportation and accommodation services through cooperation with nearly 30,000 platform partners, and offer a variety of value-added services including transportation at destinations, as well as attraction tickets, local activities, insurance, visa services and tour guides.
We offer customers
one-stop
services to meet their needs before, during and after their trips. We also provide high quality customer services, supplier management and customer relationship management services. Our packaged-tour products cover a variety of domestic and international destinations.
We have been building up a multifaceted ecosystem within the travel section, and offer our services to customers through an advanced transaction and service platform consisting of our multi-lingual websites, mobile platform, and our centralized,
24-hour
customer service centers. We have built up an industry-leading mobile platform which enhances user experience and user engagement. We have had billions of cumulative downloads for our mobile application by the end of 2019. In addition, our
24-hour
service centers, which provide responsive and high quality customer services, further differentiate us from other online travel service providers. In 2019, transactions effected through our mobile channel accounted for over 80% of our transaction orders.
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
Our revenues are primarily generated from the accommodation reservation, transportation ticketing, packaged-tour services, and corporate travel. For information on revenues attributable to our different products and services, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results.”
Products and Services
We began offering accommodation reservation and transportation ticketing in October 1999. In 2019, we derived approximately 38% of our revenues from the accommodation reservation business and 39% of our revenues from the transportation ticketing business.
In addition, we offer other products and services including packaged tours, mostly bundled by us, that cover hotel, ticketing, and transportation as well as corporate travel management services. As part of our global cooperation with TripAdvisor agreed in November 2019, we have distributed and may continue to distribute selected TripAdvisor content on our major brands.
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
We contract with hotels for rooms under two agency models, the “guaranteed allotment” model and the
“on-request”
model. Hotel suppliers would generally notify us in advance if they have promotional sales, so that we can lower our prices accordingly.
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

As of December 31, 2019, a significant number of our partnered hotels in China had guaranteed room allotments, allowing us to confirm orders instantly and reserve rooms for our users even during peak seasons. Rooms booked in hotels with which we have a guaranteed allotment arrangement currently account for a significant part of our total hotel room transaction volume. With the remaining hotel suppliers, we book rooms on an
“on-request”
basis, meaning our ability to secure hotel rooms for our customers is subject to room availability at the time of booking.
Transportation Ticketing.
 Transportation Ticketing revenues mainly represent revenues from reservation of air tickets, railway-tickets and other related services. We sell air tickets as an agent for all major domestic PRC airlines, such as Air China, China Eastern Airlines, and China Southern Airlines and many international airlines operating flights that originate from cities at home and abroad, such as Cathay Pacific, Singapore Airlines, American Airlines, Lufthansa, Emirates Airlines, Qantas Airways, Air
France-KLM,
and Delta Air Lines. We also provide other related service to our customers, such as sales of aviation and train insurance, air-ticket
delivery services, online
check-in,
and other value-added services, such as online seat selection, express security check, and real-time flight status.
Our customers can book tickets through our mobile platform, internet websites and customer service centers and make payment electronically. The domestic airline industry, including airline ticket pricing, is regulated by CAAC.
Packaged-Tours
. We also offer independent leisure travelers bundled packaged-tour products, including group tours, semi-group tours, customized tours and packaged tours with different transportation arrangements, such as flights, cruises, buses and car rental. We provide integrated transportation and accommodations services and offer a variety of value-added services including transportation at destinations, as well as attraction tickets, local activities, insurance, visa services and tour guides. We offer customers one-stop
services to meet their needs before, during and after their trips. We also provide high quality customer services, supplier management and customer relationship management services. Our packaged-tour products cover a variety of domestic and international destinations.
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
Other Businesses
. Our other businesses primarily include online advertising services and financial services.
In December 2017, we started a new partnership with Tennis Australia, the governing body for tennis in Australia, which will allow Chinese fans to purchase Australian Open tickets directly through our online platform. In addition, in January 2018, we formed a partnership with the Booking’s OpenTable, which will allow our mobile application users to book tens of thousands of restaurants across North America. Other products and services accounted for a small portion of our total revenues in 2019.
Seasonality
Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results” for a discussion of seasonality in the travel industry.
Transaction and Service Platform
Our customers can reach us for their travel-related needs through either our mobile platform, our multi-lingual websites or our customer service centers. In 2019, transactions executed through our mobile channel accounted for over 80% of our transaction orders.
To improve the efficiency of our service platform and expand our business opportunities, we have made some technology improvements, such as enhanced international flight search capability, expanded payment methods and virtual desktop technology, which is deployed and in operation for our customer service centers.

Mobile Platform.
 Our mobile booking application and other mobile access channels provide a one-stop
travel platform to our customers who search for hotels, flights, trains, car rental, tickets and other travel products, and completes bookings within minutes. Mobile applications enable our customers to make bookings more efficiently and have fueled our business growth in new direction. Our customers can also search for travel-related editorial content about destinations and travel tips through the mobile platform. Moreover, travelers can share their travel experience and micro-blogs with others through our community. We first introduced mobile applications in 2010. Since then we have upgraded mobile applications, added new functions into it on a regular basis and engaged celebrities to promote our brands and mobile platform. We have had billions of cumulative downloads for our mobile application by the end of 2019 with a significant portion of our hotel and air ticket transactions executed on it on a daily basis. Users can also enjoy similar convenient services by accessing our mobile platform via other mobile access channels, such as HTML5.
In 2013, we developed a corporate travel mobile application, which was the first of its kind in China and provides efficiency to corporate travelers. The application has extensive booking capabilities that match the personal preference of the traveler with their companies’ travel policies. It also features “smart itinerary” and “travel update” functions to ensure users are informed immediately of any changes to their journey. Users of this application may also enjoy our call center support 24 hours a day, seven days a week. In 2017, we introduced mobile application for Trip.com, with which users can book hotels, air tickets and train tickets in 26 different currencies as of the date of this annual report.
Internet Websites
. Through our internet websites, we continue improving shopping experience in hotel accommodations, flight tickets, vacation packages, train tickets, and other travel products to our customers.
We have been constantly upgrading our open platform, so that our suppliers and partners are connected to us more efficiently. We have opened up our system to international partners, search engines,
e-commerce
websites and affiliated websites to expand business opportunities. We have made great efforts to enhance our price competitiveness by improving the efficiency of our IT system and by working closely with major airlines, numerous air ticketing agencies and accommodation suppliers, and thousands of destination business partners through the open platform.
We maintain our main website in Chinese at
www.ctrip.com
and our global website in English at
www.trip.com
. Over time, we also established localized websites outside the Greater China, specifically targeting Japan, Korea, Singapore, Indonesia, Thailand, Malaysia, Russia, Vietnam, Israel, Saudi Arabia, United Arab Emirates, United Kingdom, France, Germany, Spain, Italia, Netherlands, Poland, Greece, Turkey, Australia, New Zealand, Brazil, and United States markets.
We consolidate and organize travel-related information for our consumers, including hotel reviews, travel blogs and community forums. Destination guides and community users actively search for travel information on our websites. Our customers refer to editorial content for destination research and travel tips.
Customer Service Centers
. We have customer service centers located in China and abroad, such as Shanghai, Nantong, Tokyo, Seoul, and Edinburgh. They operate 24 hours a day, seven days a week. Unlike some companies in the United States that outsource their customer service to third-party call centers, our customer service representatives are in-house
travel specialists. All of our customer service representatives participated in a formal training program before commencing work.
Marketing and Brand Awareness
Through mobile and online marketing, brand promotion, cross-marketing, and customer rewards program, we have created a strong brand that is commonly associated in China with value travel products and services and superior customer service. We will continue to use our focused marketing strategy to further enhance awareness of our brand and acquire new customers.
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
Online Marketing
. We have contracted with majority of the leading online marketing channels, such as search engines, browsers and navigation websites, to prominently feature our websites and have cooperated with online companies to promote our services, as well as conducting public relations activities. We have purchased related keywords or directory links to direct potential customers to our websites.

Brand Promotion
. We conduct our brand campaigns through advertising on video streaming platforms, targeted LCD displays in public space, and billboards at airport, railway station and bus station. We also work with celebrities and embed our brand and travel products into TV live shows, movies and other entertainment marketing channels. Based on our experience, we believe these are effective ways to enhance brand awareness and attract new generation of customers.
Cross-Marketing
. We have entered into cross-marketing arrangements with major PRC domestic airlines, financial institutions, telecommunications service providers and other corporations. Our airline partners and financial institution partners recommend our products and services to members of their mileage programs or bank card holders. Customers can accumulate miles by booking air tickets through us, or earn points by paying through co-branded
credit cards.
Customer Rewards Program
. To secure our customers’ loyalty and further promote our brand, we provide our customers with a customer rewards program. This program allows our customers to accumulate membership points calculated according to the services purchased by the customers. Our membership points have a fixed validity term and our customers may redeem these points for travel awards and other gifts.
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
24 hours a day, seven days a week. We maintain
in-house
call centers to ensure high quality of our services. Our call centers are located in both China and abroad, such as Shanghai, Nantong, Tokyo, Seoul, and Edinburgh. We have invested significantly in our call center technologies over years and provide top-notch
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
one-stop
travel platform.
Competition
In the hotel consolidation market, we compete primarily with domestic and foreign invested consolidators of hotel accommodations. We also compete with new online travel search and service provider platforms, including the ones operated by other major internet companies, as well as traditional travel agencies. We believe we are a leading online accommodation booking platform in China in terms of gross merchandise volume from FITs. However, as the travel business in China continues to grow, we may face competition from new players in the hotel consolidation market in China and foreign travel consolidators that may enter the China market.

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
Intellectual Property
Our intellectual property rights include trademarks and domain names associated with the name “Ctrip” and “Trip.com Group” and copyright and other rights associated with our websites, technology platform, booking software and other aspects of our business.
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
Our major domain names are
ctrip.com
,
ctrip.com.cn
, and
trip.com
, all of which have been registered with www.markmonitor.com, and we have full legal rights over these domain names. We conduct our business under the Ctrip brand name and logo. We have registered our major trademarks “Ctrip” and “
携程
” (Chinese characters for Ctrip) with the Trademark Office of the PRC National Intellectual Property Administration, with the Registrar of Trademarks in Hong Kong and also with the United States Patent and Trademark Office. In 2009, we registered the trademark “携程Ctrip” (a combination of the Chinese and English characters for Ctrip) with the Taiwan Intellectual Property Office and with Direcção dos Serviços de Economia of Macau. We have also registered the trademark “Ctrip” and “携程” (Chinese characters for Ctrip) in Korea, European Union, Singapore, Switzerland, Australia, New Zealand, Japan, Turkey, Vietnam, the United Arab Emirates, Malaysia, India, South Africa, Brazil and the Kingdom of Cambodia. We have also registered the trademark “Trip.com” in European Union, Japan and the United States.
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
All-Asia
Executive Team Rankings. In 2018, we were recognized as the “Best Employer in Customer Contact Industry in China,” “Top 50 Global Enterprises” by Center for China and Globalization and “Top 20 Tourism Groups of China” by China Tourism Research Institute and China Tourism Association. In 2019, we were recognized as the “Global Trend Awards – Annual Responsibility Practice” by Global Times, the “Most Valuable Online Travel Agency” at the China Internet Economic Forum, the “Best Customer Reputation” by China Customer Contact Center, and the Annual Ingenuity Service by People.cn.
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
In January 2016, we invested US$180 million to purchase the convertible bonds of MakeMyTrip, a leading online travel company in India, which were subsequently converted to approximately 10% equity interest in MakeMyTrip. In May 2017, we further invested approximately US$33 million in MakeMyTrip by subscribing for 916,666 of its ordinary shares. In August 2019, we completed a share exchange transaction with Naspers, a shareholder of MakeMyTrip, pursuant to which Naspers exchanged certain ordinary shares and Class B convertible ordinary shares of MakeMyTrip for 4,108,831 newly issued ordinary shares of our company with fair value of US$1.1 billion as of the closing date.
Concurrently with the share exchange, we invested in a third-party investment entity by contributing certain ordinary shares and Class B convertible ordinary shares of MakeMyTrip held by us and recorded the investment using equity method. Immediately after the closing of the transaction, Naspers owned approximately 5.6% of our then total issued and outstanding ordinary shares, and we owned certain number of ordinary shares and Class B convertible ordinary shares of MakeMyTrip, representing approximately 49% of MakeMyTrip’s then total voting power. From an accounting perspective, we recorded this investment using equity method and the total consideration for the shares we held in MakeMyTrip immediately after the closing of the transaction consisted of certain number of our newly issued ordinary shares worth of US$1.0 billion and our previously held equity investment of US$0.2 billion.
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
In November 2019, we and TripAdvisor, Inc. (Nasdaq: TRIP), or TripAdvisor, agreed on a strategic partnership to expand global cooperation through various contracts. We and TripAdvisor agreed through our respective subsidiaries to form and jointly control a joint venture, where we would contribute cash and market expertise and TripAdvisor would contribute a long-term exclusive brand and content license and other assets of its China business. The joint venture is being formed as of the date of this annual report. We both would share inventories in travel categories at the joint venture level. The joint venture would operate globally as TripAdvisor China.
In November 2019, we obtained control of an online travel agency company in which we previously had held 51% equity interest with substantive participating rights being held by the non-controlling
shareholder. We obtained control of the online travel agency company when the non-controlling
shareholder agreed to remove these substantive participating rights. The deemed consideration was the previously held 51% equity interest, the fair value of which was RMB259 million. We also recognized a gain of RMB196 million from the re-measurement
of the previously held equity interest.
PRC Government Regulations
Current PRC laws and regulations impose substantial restrictions on foreign ownership of the travel agency and value-added telecommunications businesses in China. As a result, we conduct these businesses in China through contractual arrangements with our consolidated affiliated Chinese entities as well as certain independent travel agencies. Some of our directors and officers, all of whom are PRC citizens, directly or indirectly own all or most of the equity interests in our consolidated affiliated Chinese entities as of the date of this annual report.
According to our PRC counsel, Commerce & Finance Law Offices, the ownership structures, as described in this annual report, comply with all existing PRC laws, rules and regulations.

Restrictions on Foreign Ownership
Travel Agency
. Currently, foreign investors are permitted to establish or own a travel agency upon PRC government approval, subject to considerable restrictions on its scope of business. For examples, under the Travel Agency Regulations, which became effective on May 1, 2009 as amended subsequently, foreign-invested travel agencies cannot arrange for PRC residents to travel overseas or to Hong Kong, Macau or Taiwan, unless otherwise decided by the State Council or allowed under any applicable free trade agreement executed by the PRC government or according to the Closer Economic Partnership Arrangement between mainland China and Hong Kong or Macau, or CEPA. According to the CEPAs, starting from January 1, 2013, travel agencies in which qualified Hong Kong or Macau investors hold an interest are permitted to arrange group tours for PRC residents from mainland China to Hong Kong and Macau. Moreover, on a trial basis, one qualified Sino-foreign joint venture, in which qualified Hong Kong investors hold an interest, and one qualified Sino-foreign joint venture, in which qualified Macau investors hold an interest, were permitted to arrange group tours for PRC residents to travel overseas (excluding Hong Kong, Macau and Taiwan). On August 29, 2010, the PRC National Tourism Administration, or NTA, and MOFCOM further promulgated the Interim Measures for Supervising Pilot Operation of Overseas Travel Business by Sino-Foreign Joint Venture Travel Agencies, according to which NTA may choose and approve certain qualified Sino-foreign joint venture travel agencies to operate business of arranging PRC residents travelling to overseas destinations, Hong Kong and Macau (excluding Taiwan), on a trial basis. In 2017, China (Shanghai) Pilot Free Trade Zone has implemented a pilot project that allows the wholly foreign-owned travel agencies registered in China (Shanghai) Pilot Free Trade Zone and satisfied with required conditions to operate outbound tourism business. One of our subsidiaries, Wancheng, has obtained the approval in 2017 to operate outbound tourism business from National Tourism Administration with the pilot period of three years. In 2019, the PRC State Council promulgated the Approval to the Work Plan on Fully Promoting the Comprehensive Pilot Program for Expanding the
Opening-Up
of the Service Industry of Beijing Municipality, which supports foreign invested travel agencies to provide outbound travel services (except for Taiwan) and allows wholly foreign-owned travel agencies to provide outbound travel services (except for Taiwan) for PRC citizens on a trial basis.
Online Advertising
. The principal regulation governing foreign-invested advertising agencies in China are the Administrative Measures for Foreign Invested Advertising Enterprise, which was abolished due to the issuance of Foreign Investment Industrial Guidance Catalogue (2015 Revision), or the Catalogue, which came into effect on April 10, 2015. Under the Catalogue, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, foreign investment in advertising agencies that provide online advertising services is still subject to restrictions of foreign investment in the value-added telecommunications business.
Value-added Telecommunications Business License
. The principal regulations governing foreign investment in the value-added telecommunications service provision business in China include:
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

General Regulation of Businesses
Tourism Law
. On April 25, 2013, the Standing Committee of the National People’s Congress issued the PRC Tourism Law, which took effect on October 1, 2013 and was amended in 2016 and 2018. The PRC Tourism Law aims to protect tourists’ legal rights, regulate travel market and promote the development of travel industry, and sets forth specific requirements for the operation of travel agencies. Travel agencies are prohibited from (i) leasing, lending or illegally transferring travel agency operation licenses or otherwise disseminating untrue or inaccurate information when soliciting customers and organizing tours, (ii) conducting any false publicity to mislead customers, (iii) arranging visits to or participation in any project or activity in violation of PRC laws and regulations or social morality, (iv) organizing tours at unreasonably low price to induce or cheat tourists, or obtaining unlawful profits such as kickbacks, and (v) changing or ceasing scheduled itineraries without reasons and forcing the tourists to participate in other activities against the will of tourists. In addition, travel agencies must enter into contracts with customers for travel services; and before a tour starts, a customer may assign his personal rights and obligations in a packaged-tour contract to any third person, whom the travel agency cannot refuse without cause, as long as any fee increase will be borne by the customer and the relevant third person. Accordingly, travel agencies may be subject to civil liabilities for failing to fulfill the obligations discussed above, which include rectification, issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, or revocation of its travel agency permit.
Air-ticketing
. The
air-ticketing
business is subject to the supervision of CATA and its regional branches. In 2019, the principal regulation governing air-ticketing
in China, the Air Transportation Sales Agent Qualification Accreditation Measures, was abolished and air transportation sales agencies can operate air-ticketing
business without permits as was previously required. Alternatively, the Self-Discipline Measures for Air Transportation Sales Agency Business was promulgated by the CATA, which encourages self-discipline administration for air transportation sale agency business. CATA has further promulgated the Business Standards of Air Passenger Transportation Sales Agencies and the Business Standards of Air Freight Transportation Sales Agencies, which introduce general business standards applied by airlines for selecting and authorizing their air-ticketing
sales agents. For example, basic requirements for passenger air transportation sales agencies are (i) having proper business license, (ii) having value-added telecommunication business license if conducting online air-ticketing
sales, (iii) having suitable capital contributed for business operation, (iv) having capital guarantee or pledge in favor of airlines, (v) agencies and their principals not having poor credit records, and (vi) having sufficient, properly trained employees.
Travel Agency
. The travel industry is subject to the supervision of Ministry of Culture and Tourism of People’s Republic of China, formerly known as the NTA and local tourism administrations. The principal regulations governing travel agencies in China include:
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
Value-added Telecommunications Business and Online Commerce
. Our provision of travel-related content on our websites is subject to PRC laws and regulations relating to the telecommunications industry and internet, and regulated by various government authorities, including MIIT and SAMR. The principal regulations governing the telecommunications industry and internet include:
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
Regulation of Foreign Currency Exchange and Dividend Distribution
Foreign Currency Exchange
. The principal regulation governing foreign currency exchange in China is the Forex Regulations. Under the Forex Regulations, Renminbi is freely convertible for trade- and service-related foreign exchange transactions, but not for direct investment, loan or securities investment outside China unless prior approval of SAFE is obtained.

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
Under the current PRC regulations, loans, either from us or from third-party sources outside of China, incurred by our subsidiaries as FIEs in China to finance their activities cannot exceed statutory limits, which equal the difference between the respective approved total investment amount and the registered capital of such PRC subsidiaries, and must be registered with SAFE or its local branches. In the past, our subsidiaries have mainly funded their operations and cash needs from our initial capital injections and cash generated from such subsidiaries’ operations. Other than these discussed above, none of the Company’s PRC subsidiaries had any outstanding loans as of December 31, 2019. Based on the capital needs and cash generated from operations of our PRC subsidiaries, we do not believe that our PRC subsidiaries would need to incur substantial debts to fund their respective operations in China in the near future, and even if they need to incur debts, they could manage to obtain short-term loans from PRC banks and financial institutions, which are not subject to the statutory limits referenced above. We currently do not believe, based on the above, that the statutory debt limits on our subsidiaries in China are material to our operations in China, and we do not believe it to be reasonably likely that our PRC subsidiaries would need to incur debts exceeding their respective statutory debt limit.
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
Dividend Distribution
. The principal regulations governing distribution of dividends of FIEs include:
•	Company Law; and

•	EIT Law and its Implementation Rules.

Under these regulations, all companies in China, including FIEs, are required to set aside at least 10% of their respective after-tax
profits each year, if any, to statutory reserve funds, unless such reserve funds have reached 50% of their respective registered capital. These reserve funds are not distributable as cash dividends and dividends cannot be distributed until any losses from prior fiscal years have been offset.
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
Regulation of Income Taxes and Financial Subsidies
. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Major Factors Affecting Our Results of Operations — Income Taxes and Financial Subsidies.”
C.
Organizational Structure
The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated affiliated Chinese entities as of December 31, 2019.

Notes:
(1)	For further details about the indirect ownership of Qunar Cayman Islands Limited, see “Item 4.A. Information on the Company — History and Development of the Company.”

(2)	Indirectly owned through Ctrip Travel Holding, a Cayman Islands company, and its Hong Kong subsidiary, Ctrip Travel Holding (Hong Kong) Limited.

(3)	Indirectly owned through Ctrip Investment (Shanghai) Co., Ltd., a PRC company.

(4)	Indirectly owned through Queen’s Road Travel Information Limited, a Hong Kong company.

(5)	Min Fan and Qi Shi hold 99.5% and 0.5% of the equity interest in Chengdu Ctrip Travel Agency Co., Ltd., respectively.

(6)	Tao Yang and Maohua Sun hold 89.8% and 10.2% of the equity interest in Shanghai Ctrip Commerce Co., Ltd., respectively.

(7)	Hui Cao and Hui Wang hold 60% and 40% of the equity interest in Beijing Qu Na Information Technology Co., Ltd., respectively.

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our consolidated affiliated Chinese entities. We conduct a majority of our business through our wholly-owned subsidiaries in China. Due to the current restrictions on foreign ownership of travel agency and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities. Our significant consolidated affiliated Chinese entities included Ctrip Commerce, Shanghai Huacheng, Chengdu Ctrip, and Qunar Beijing as of December 31, 2019. From time to time, we amended and restated the contractual arrangements that we had entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. We have entered into additional contractual arrangements based on substantially the same series of amended and restated forms with our other consolidated affiliated Chinese entities subsequent to our adoption of these forms, and plan to enter into substantially the same series of agreements with all of our future consolidated affiliated Chinese entities. From 2015 to 2019, we further optimized the functions of our various consolidated affiliated Chinese entities to avoid duplicative operations among these consolidated affiliated Chinese entities.
As of the date of this report, some of our directors and officers are principal record owners of our consolidated affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint Ctrip Travel Information, Ctrip Travel Network, and Qunar or its designated person, as attorney-in-fact
to vote, by itself or any other person to be designated at its discretion, on all matters of our consolidated affiliated Chinese entities. Each power of attorney will remain effective during the existence of the applicable consolidated affiliated Chinese entity.
D.
Property, Plants and Equipment
Our first customer service center and principal sales, marketing and development facilities and administrative offices are located on owned premises comprising approximately 39,000 square meters in an economic development park in Shanghai, China. In 2015, our Shanghai headquarters relocated to Sky SOHO, our owned premises in Shanghai, China, comprising 100,167 square meters. Our second customer service center, which began operations in May 2010, is located in our owned premises in Nantong, China, comprising approximately 80,000 square meters. In addition to our offices in Greater China in more than 40 cities, we also have overseas offices in Japan, Korea, America, Singapore, Thailand, the United Kingdom, Australia, Malaysia, Vietnam, Cambodia, the Philippines, and Indonesia. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.
As of February 29, 2020, we owned an aggregate of approximately 327,000 square meters of premises for office space and call centers and leased an aggregate of over 10,000 square meters of premises for office space.
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

A.
Operating Results
We are a leading consolidator of hotel accommodations and airline tickets. We aggregate information on hotels and flights and enable our users to make informed and cost-effective hotel and flight bookings. We also offer packaged-tour products and other products and services.
In 2019, we derived approximately 38%, 39%, 13%, 4%, and 6% of our total revenues from our accommodation reservation, transportation ticketing, packaged tour, corporate travel, and other products and services, respectively.
In 2019, while we continued to strengthen our PRC domestic travel businesses, we further enhanced our outbound travel businesses as part of the execution of our international strategy. As of the date of this annual report, our outbound travel businesses focus primarily on outbound accommodation reservation, outbound air ticketing and outbound packaged tours. We generate our revenues primarily from the Greater China, based on the geographic location of our websites. See Notes 21 to our audited consolidated financial statements included elsewhere in this annual report for further information. Also as part of our international strategy, we consummated the acquisition transaction of the United Kingdom-based Skyscanner in December 2016 and maintained its independent management of operations as part of the Trip.com Group to complement our positioning at a global scale.
Major Factors Affecting the Travel Industry
A variety of factors affect the travel industry in China, and hence our results of operations and financial condition, including:
Growth in the Overall Economy and Demand for Travel Services in China
. We expect that our financial results will continue to be affected by the overall growth of the economy and demand for travel services in China and the rest of the world. According to the statistical report published on the website of PRC National Bureau of Statistics, or NBS, on February 28, 2020, China’s domestic gross product, or GDP, grew from RMB91.9 trillion in 2018 to RMB99.1 trillion in 2019, representing an annual growth rate of 6.1%.
Despite that the growth rate of the Chinese economy is slowing, we anticipate that demand for travel services in China will continue to increase for the long term. According to the statistical report published on the website of NBS on February 28, 2020, China’s domestic travel spending grew from RMB5,127.8 billion in 2018 to RMB5,725.1 billion in 2019, representing an annual growth rate of 11.7%. However, any adverse changes in economic conditions of China and the rest of the world, such as the current global financial crisis and economic downturn, could have a material adverse effect on the travel industry in China, which in turn would harm our business. See “Item 3.D. Key Information — Risk Factors — Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.”
Seasonality in the Travel Service Industry
. The travel service industry is characterized by seasonal fluctuations and accordingly our revenues may vary from quarter to quarter. To date, the revenues generated during the summer season of each year generally are higher than those generated during the winter season, mainly because the summer season coincides with the peak business and leisure travel season, while the winter season of each year includes the Chinese New Year holiday, during which our customers reduce their business activities. These seasonality trends are difficult to discern in our historical results because our revenues have grown substantially since inception. However, our future results may be affected by seasonal fluctuations in the use of our services by our customers.
Disruptions in the Travel Industry
. Individual travelers tend to modify their travel plans based on the occurrence or recurrence of events such as:
•	Actual or threatened war or terrorist activities;

•	an outbreak of EVD, COVID-19, MERS, SARS, H1N1 flu, H7N9 flu, and avian flu, or any other serious contagious diseases;

•	increasing prices in the hotel, transportation ticketing, or other travel-related sectors;

•	increasing occurrence of travel-related accidents;

•	political unrest, civil strife, or other geopolitical uncertainty;

•	natural disasters or poor weather conditions, such as hurricanes, earthquakes, or tsunamis; and

•	any travel restrictions or other security procedures implemented in connection with any major events in China.

See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations.”
While the duration of the current
COVID-19
pandemic and its disruption to our business and related financial impacts cannot be reasonably estimated at this time, we expect that our financial condition, results of operations, and cash flows for the first half of 2020 will be materially and adversely affected with potential continuing impacts on subsequent periods. In particular, our revenues for the first half of 2020 will be materially and adversely affected as a result of the domestic and international travel restrictions and significant incremental costs and expenses incurred to facilitate our users’ cancellations and refund requests; we may experience difficulty in collection of receivables, which may result in additional allowance for doubtful accounts and significant downward adjustments or impairment to our long-term investments and goodwill if the impacts of the

COVID-19

pandemic become other than temporary. We currently expect our net revenue for the first quarter of 2020 to decrease year-over-year by approximately 45% to 50%, which reflects our preliminary view and is subject to change. We will continue to monitor and evaluate the financial impacts to our financial condition, results of operations, and cash flows for the first half of 2020 and subsequent periods. The global spread of

COVID-19

pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Pandemics, epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”
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
Major Factors Affecting Our Results of Operations
Revenues
Revenues Composition and Sources of Revenue Growth
. We have experienced significant revenue growth since we commenced operations in 1999. Our total revenues grew from RMB11.5 billion in 2015 to RMB35.7 billion (US$5.1 billion) in 2019, representing a compound annual growth rate of 32.8%.
We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2017	2018	2019
Revenues:
Accommodation reservation	35%	37%	38%
Transportation ticketing	45%	42%	39%
Packaged-tour	11%	12%	13%
Corporate travel	3%	3%	4%
Others	6%	6%	6%
Total revenues	100%	100%	100%

As we generally do not take ownership of the products and services being sold and act as an agent in substantially all of our transactions, our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.
Since current PRC laws and regulations impose substantial restrictions on foreign ownership of travel agency and value-added telecommunications businesses in China, we conduct part of our transportation ticketing and packaged-tour businesses through our consolidated affiliated Chinese entities. Historically, we generated a portion of our revenues from fees charged to these entities. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Arrangements with Consolidated Affiliated Chinese Entities” for a description of our relationship with these entities.
Accommodation Reservation
. Revenues from our accommodation reservation business have been a significant source of revenues since our inception. In 2017, 2018 and 2019, revenues from our accommodation reservation business accounted for RMB9.5 billion, RMB11.6 billion and RMB13.5 billion (US$1.9 billion) respectively, or 35%, 37%, and 38%, respectively, of our total revenues.
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
Transportation Ticketing
. In 2017, 2018 and 2019, revenues from our transportation ticketing business accounted for RMB12.2 billion, RMB12.9 billion, and RMB14.0 billion (US$2.0 billion), respectively, or 45%, 42%, and 39%, respectively, of our total revenues.
We conduct our transportation ticketing business primarily through our wholly-owned subsidiaries, consolidated affiliated Chinese entities, as well as a network of independent transportation ticketing service companies. Commissions from transportation ticketing rendered are recognized after tickets are issued as this is when our performance obligation is satisfied.
Packaged-tour
. Our packaged-tour business has grown rapidly in the past three years. In 2017, 2018 and 2019, revenues from our packaged-tour business accounted for RMB3.0 billion, RMB3.8 billion and RMB4.5 billion (US$651 million), respectively. We bundle the packaged-tour products and receive referral fees from travel product providers for packaged-tour products and services through our transaction and service platform. Referral fees are recognized on the departure date of the tours as this is when our performance obligation is satisfied.
Corporate Travel.
Corporate travel revenues primarily include commissions from transportation ticket booking, accommodation reservation and packaged-tour services rendered to corporate clients. In 2017, 2018 and 2019, revenues from our corporate travel services accounted for RMB753 million, RMB981 million and RMB1.3 billion (US$180 million), respectively. We contract with corporate clients based on service fee model. Travel reservations are made via on-line
and
off-line
services for transportation ticket booking, accommodation reservation and packaged-tour services. Revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.
Other Businesses.
Our other businesses primarily consist of online advertising services and financial services. In 2017, 2018 and 2019, revenues from other business accounted for RMB1.5 billion, RMB1.8 billion and RMB2.5 billion (US$353 million), respectively. We recognize advertising revenues ratably over the fixed term of the agreement as services are provided and we recognize the interest income from the receivable related to financial services ratably over the loan period.

Cost of Revenues
Cost of revenues consists primarily of payroll compensation of customer service center personnel, credit card service fee, payments to travel suppliers, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by our transaction and service platform which are directly attributable to the rendering of our travel related services and other businesses.
Cost of revenues accounted for 17%, 20%, and 21% of our net revenues in 2017, 2018 and 2019, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China, high efficiency of our customer service system and efficiency of our enhanced website operations. The increase in percentage of cost of revenues to net revenues in 2019 was primarily due to the increase in credit card service fee, customer service related expenses and payments to travel suppliers for the service we had control.
Operating Expenses
Operating expenses consist primarily of product development expenses, sales and marketing expenses and general and administrative expenses, all of which include share-based compensation expense. In 2019, we recorded RMB1.7 billion (US$247 million) of share-based compensation expense, compared to RMB1.8 billion and RMB1.7 billion for 2017 and 2018, respectively. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.
Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to maintain, monitor and manage our transaction and service platform. Product development expenses accounted for 31%, 31%, and 30% of our net revenues in 2017, 2018 and 2019, respectively. The product development expenses as a percentage of net revenues in 2019 decreased primarily due to the decrease in personnel expenses of product development employees as a percentage of revenue.
Sales and marketing expenses primarily comprise payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Our sales and marketing expenses accounted for 31%, 31%, and 26% of our net revenues in 2017, 2018 and 2019, respectively. The sales and market expenses as a percentage of net revenues in 2019 decreased primarily due to the decrease in sales and marketing related activities.
General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses for our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 10%, 9%, and 9% of our net revenues in 2017, 2018 and 2019, respectively. The general and administrative expenses as a percentage of net revenues in 2019 remained consistent with that in 2018.
Foreign Exchange Risk
We are exposed to foreign exchange risk arising from various currency exposures. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk.”
Income Taxes and Financial Subsidies
Income Taxes
. Our effective income tax rate was 36%, 41%, and 19% for 2017, 2018, and 2019, respectively. The change in our effective income tax rate from 2018 to 2019 was mainly due to changes in the profitability of our subsidiaries that have different tax rates, including certain non-taxable
income of the fair value gains in equity securities investments in 2019 and certain non-deductible
expenses of the fair value losses in equity securities in 2018. The change in our effective income tax rate from 2017 to 2018 was mainly due to the combined impacts from change in profitability, changes in the profits of our subsidiaries with different tax rates and decrease of non-deductible
share-based compensation expenses.

Pursuant to the EIT Law, companies established in China were generally subject to EIT at a statutory rate of 25%. The 25% EIT rate applies to most of our subsidiaries and consolidated affiliated Chinese entities established in China. Some of our PRC subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Qunar Software, one of our consolidated affiliated Chinese entities, Qunar Beijing, Chengdu Ctrip, Chengdu Ctrip International, and Chengdu Information benefit from a preferential tax rate of 15% by either qualifying as HNTEs or qualifying under the Western Regions Catalogue under the EIT Law as follows.
•	In 2017, Ctrip Computer Technology, Ctrip Travel Information, and Ctrip Travel Network reapplied for their qualification as HNTE, which were approved by the relevant government authority. Thus, these subsidiaries are entitled to a preferential EIT rate of 15% from 2017 to 2019. Qunar Software and Qunar Beijing are also entitled a preferential EIT rate of 15% from 2018 to 2020.

•	In 2002, SAT started to implement preferential tax policy in China’s western regions, and companies located in applicable jurisdictions covered by the Western Regions Catalogue are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. Over the years since 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for their annual tax filing subject to periodic renewals. After the initial effective period expired in 2014, the two entities were approved by the relevant government authority to renew this qualification, which will expire in 2020. In 2013, Chengdu Information obtained approval from local tax authorities to apply the 15% tax rate for its 2012 tax filing and for the years from 2013 to 2020.

Financial Subsidies
. In 2017, 2018, and 2019, our subsidiaries in China received financial subsidies from the government authorities in the amount of approximately RMB264 million, RMB469 million, and RMB589 million (US$85 million), respectively, which we recorded as other income upon cash receipt. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive financial subsidies in the future.
Pursuant to the China’s VAT reform, from April 1, 2019 to December 31, 2021, general tax payers engaged in certain industries, including the travel and entertainment industry, are allowed to claim an additional 10% super-credit on their input VAT. This super-credit amount can be deducted from VAT payable, and any remaining amount can be transferred to the next filing period for credit.
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
Revenue Recognition
. We describe our revenue recognition policies in our consolidated financial statements. We present substantially all of our revenues on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the travel supplier to the traveler. Revenues are recognized on a gross basis where we undertake substantive inventory risks by pre-purchasing
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
Investment.
Our investments include equity method investments, equity securities without readily determinable fair values, equity securities with readily determinable fair values, held to maturity debt securities, and available-for-sale
debt securities. We apply equity method in accounting for the investments in entities in which we have the ability to exercise significant influence but do not have control and the investments are in either common stock or in-substance
common stock. Unrealized gains on transactions between an affiliated entity and us are eliminated to the extent of our interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to the fiscal year of 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. Prior to 2018, these securities were classified as available-for-sale
securities and measured and recorded at fair value with unrealized changes in fair value recorded through other comprehensive income. Debt securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity
debt securities and are stated at amortized cost. Debt securities that we have the intent to hold the security for an indefinite period or may sell the security in response to the changes in economic conditions are classified as available for sale and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive income (OCI). Upon sale, realized gains and losses are reported in net income. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. In light of the global spread of the
COVID-19
pandemic and potentially prolonged decline of share prices of publicly traded companies in which we have invested, which is considered one of the indicators of impairment on our investments that are not measured at fair values, we may need to recognize significant downward adjustments or impairment to our investments if the impacts from the COVID-19 pandemic become other than temporary.

Goodwill, Intangible Assets and Long-Lived Assets
. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in its subsidiaries and consolidated affiliated Chinese entities. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill is evaluated using a two-step
process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. We estimate total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit. Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete
agreements, customer list, supplier relationship, technology and business relationship. We amortize intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. We evaluate indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. We estimate total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit. Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, we recognize impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value. For 2017, 2018, and 2019, we did not recognize any impairment charges for goodwill, intangible assets, or long-lived assets, based on the expanding and prospective business of our subsidiaries and consolidated affiliated Chinese entities. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge. In light of the continuing global spread of the
COVID-19
pandemic, our ADS price generally declined in the first quarter of 2020, and the amount by which the share price exceeded the carrying value of the reporting unit has become minimal. If our ADS price continues to decline and becomes lower than the carrying value of the reporting unit, it may be considered an indicator for us to perform interim goodwill impairment test and we may need to recognize impairment on goodwill or other long-lived assets if the impacts from the
COVID-19
pandemic become other than temporary.
Customer Rewards Program
. We offer a customer rewards program that allows our users to participate in a loyalty points program. The points awarded from services can be redeemed for cash or used to purchase gifts on our website and mobile platforms. The estimated incremental costs of the loyalty points program are recognized as sales and marketing expense, or as reduction of the revenue, depending on whether they can be redeemed to gifts or used as cash, and accrued for as a current liability. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2018 and 2019, our accrued liability for the customer rewards program were approximately RMB528 million and RMB478 million (US$69 million), respectively, based on the estimated liabilities under the customer reward program.
Share-Based Compensation
. We follow ASC 718 “Stock Compensation,” using the modified prospective method. Under the fair value recognition provisions of ASC 718, we recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award. Under ASC 718, we applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns. Expected dividend yield is determined in view of our historical dividend payout rate and future business plan. We estimate expected volatility at the date of grant based on historical volatilities. We recognize compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods. According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, we calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we would recognize incremental compensation cost in the period the modification occurs and for unvested options, we would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Leases.
We began to apply ASC 842, “Leases,” on January 1, 2019 on a modified retrospective basis and has elected not to recast comparative periods. We determine if an arrangement is a lease at inception. Operating leases are primarily for office and operation space and are included in ROU assets, other payables and accruals, and long-term lease liabilities on our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. For operating leases with a term of one year or less, we have elected to not recognize a lease liability or ROU asset on our consolidated balance sheet. Instead, we recognize the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to our consolidated statements of operations and cash flows. We have operating lease agreements with insignificant non-lease
components and have elected the practical expedient to combine and account for lease and non-lease
components as a single lease component.
Deferred Tax Valuation Allowances
. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2017, 2018, and 2019, we recorded deferred tax assets of RMB462 million, RMB850 million, and RMB976 million (US$140 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2017, 2018, and 2019, it is more likely than not that the deferred tax assets resulting from the net operating losses of certain subsidiaries will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized. Also, we have elected to early adopt a new accounting guidance issued by the FASB to simplify the presentation of deferred income taxes on the Balance Sheet Classification. Starting December 31, 2015 and prospectively, deferred tax assets and liabilities, along with related valuation allowances are classified as noncurrent on the balance sheet.
Allowance for doubtful accounts
. Accounts receivable are recorded at the invoiced amount and do not bear interest. We review on a periodic basis for doubtful accounts for the outstanding trade receivable balances and the receivables relating to financial services based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. As of December 31, 2017, 2018, and 2019, the allowance for doubtful accounts was RMB129 million, RMB156 million, and RMB256 million (US$37 million), respectively. The increase of allowance for doubtful accounts in 2019 was primarily attributable to the prolonged aging of accounts receivables due from merchant customers and the increased allowance for financial services that developed in recent years.

Results of Operations
The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31 (1) ,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in millions)
Revenues:
Accommodation reservation	9,531	36	11,580	37	13,514	1,941	38
Transportation ticketing	12,221	46	12,947	42	13,952	2,004	39
Packaged-tour	2,973	11	3,772	12	4,534	651	13
Corporate travel	753	3	981	3	1,255	180	4
Others	1,515	5	1,824	6	2,461	353	6
Total revenues	26,993	101	31,104	100	35,716	5,129	100
Less: Sales tax and surcharges	(197)	(1)	(139)	(0)	(50)	(7)	(0)
Net revenues	26,796	100	30,965	100	35,666	5,122	100
Cost of revenues	(4,678)	(17)	(6,324)	(20)	(7,372)	(1,059)	(21)
Gross profit	22,118	83	24,641	80	28,294	4,063	79
Operating expenses:
Product development (2)	(8,259)	(31)	(9,620)	(31)	(10,670)	(1,533)	(30)
Sales and marketing (2)	(8,294)	(31)	(9,596)	(31)	(9,295)	(1,335)	(26)
General and administrative (2)	(2,622)	(10)	(2,820)	(9)	(3,289)	(472)	(9)
Total operating expenses	(19,175)	(72)	(22,036)	(71)	(23,254)	(3,340)	(65)
Income from operations	2,943	11	2,605	9	5,040	723	14
Interest income	988	4	1,899	6	2,094	301	6
Interest expense	(1,286)	(5)	(1,508)	(5)	(1,677)	(241)	(5)
Other income/(expense)	879	3	(1,075)	(3)	3,630	521	10
Income before income tax expense and equity in loss of affiliates	3,524	13	1,921	7	9,087	1,304	25
Income tax expense	(1,285)	(5)	(793)	(3)	(1,742)	(250)	(5)
Equity in loss of affiliates	(65)	(0)	(32)	(0)	(347)	(50)	(1)
Net income	2,174	8	1,096	4	6,998	1,004	19
Net (income)/loss attributable to non-controlling interests	(19)	(0)	16	0	57	8	0
Accretion to redemption value of redeemable non-controlling interests	—	—	—	—	(44)	(6)	(0)
Net income attributable to Trip.com Group’s shareholders	2,155	8	1,112	4	7,011	1,006	19

Notes:
(1)	Effective from January 1, 2018, we adopted ASC Topic 606, a new accounting standard on the recognition of revenue issued by FASB in 2014, and have applied such accounting standard retrospectively to the year ended December 31, 2017.

(2)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in millions)
Product development	(1,013)	(4)	(934)	(3)	(919)	(132)	(3)
Sales and marketing	(186)	(1)	(156)	(1)	(144)	(21)	(0)
General and administrative	(635)	(2)	(617)	(2)	(651)	(94)	(2)
Any discrepancies in the above table between the amounts or percentages identified as total amounts or percentages and the sum of the amounts or percentages listed therein are due to rounding.
2019 compared to 2018
Revenues
Total revenues were RMB35.7 billion (US$5.1 billion) in 2019, an increase of 15% over RMB31.1 billion in 2018. This revenues growth was primarily due to our brands’ extensive reach and expansion in our product portfolio.

Accommodation Reservation
. Revenues from our accommodation reservation business increased by 17% to RMB13.5 billion (US$1.9 billion) in 2019 from RMB11.6 billion in 2018, primarily due to our brands’ extensive reach and provision of diversified accommodation choices to prospective customers.
Transportation Ticketing
. Revenues from our transportation ticketing business increased by 8% to RMB14.0 billion (US$2.0 billion) in 2019 from RMB12.9 billion in 2018, primarily due to an increase in demands for international air tickets and ground transportation tickets.
Packaged-tour
. Packaged-tour revenues increased by 20% to RMB4.5 billion (US$651 million) in 2019 from RMB3.8 billion in 2018, primarily due to an increase in demands for organized tours and self-guided tours and our further penetration in lower-tier cities in China.
Corporate Travel.
Corporate travel revenues increased by 28% to RMB1.3 billion (US$180 million) in 2019 from RMB981 million in 2018, primarily due to expansion in corporate customer base and travel product coverage.
Other Businesses
. Revenues from other businesses increased by 35% to RMB2.5 billion (US$353 million) in 2019 from RMB1.8 billion in 2018, primarily due to a strong growth in our advertisement services and an increase in demands for financial services.
Cost of Revenues
Cost of revenues in 2019 increased by 17% to RMB7.4 billion (US$1.1 billion) from RMB6.3 billion in 2018, primarily due to an increase in credit card service fee, customer service related expenses and payments to travel suppliers for the service we had control.
Operating Expenses
Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.
Product Development.
Product development expenses increased by 11% to RMB10.7 billion (US$1.5 billion) in 2019 from RMB9.6 billion in 2018, primarily due to an increase in product development personnel related expenses.
Sales and Marketing
. Sales and marketing expenses decreased by 3% to RMB9.3 billion (US$1.3 billion) in 2019 from RMB9.6 billion in 2018, primarily attributable to a decrease in sales and marketing related activities. Our advertising expenses decreased from RMB6.0 billion in 2018 to RMB5.5 billion (US$783 million) in 2019.
General and Administrative
. General and administrative expenses increased by 17% to RMB3.3 billion (US$472 million) in 2019 from RMB2.8 billion in 2018, primarily due to an increase in general and administrative personnel related expenses and allowance for doubtful accounts.
Interest Income
Interest income increased by 10% to RMB2.1 billion (US$301 million) in 2019 from RMB1.9 billion in 2018 due to an increase in held to maturity deposits and financial products in 2019.
Interest Expense
Interest expense increased by 11% to RMB1.7 billion (US$241 million) in 2019 from RMB1.5 billion in 2018 due to fluctuation in the principal amount of both short-term and long-term debt in 2019.
Other (Expense)/Income
Other income was RMB3.6 billion (US$521 million) in 2019 while other expense was RMB1.1 billion in 2018, primarily due to the RMB2.3 billion (US$335 million) fair value gain of equity securities investments in 2019 and the RMB3.1 billion fair value loss of equity securities investments in 2018, largely offset by RMB1.2 billion gain on disposal of long-term investments.

Income Tax Expense
Income tax expense was RMB1.7 billion (US$250 million) in 2019, an increase of 120% over RMB793 million in 2018, primarily due to the increase in our taxable income. Our effective income tax rate in 2019 was 19%, as compared to 41% in 2018. The change in our effective income tax rate from 2018 to 2019 was primarily due to combined impacts from change in profitability, changes in the profits of our subsidiaries with different tax rates, certain non-taxable
income of the fair value changes in equity securities investments, and certain non-deductible
expenses from the fair value changes in equity securities investments.
Equity in Loss of Affiliates
Equity in loss of affiliates is RMB347 million (US$50 million) in 2019, as compared with equity in loss of affiliates of RMB32 million in 2018. This is primarily attributable to the losses incurred from our equity method investments.
2018 compared to 2017
Revenues
Total revenues were RMB31.1 billion in 2018, an increase of 15% over RMB27.0 billion in 2017. This revenues growth was primarily due to our brands’ extensive reach and provision of diversified accommodation choices to prospective customers.
Accommodation Reservation
. Revenues from our accommodation reservation business increased by 21% to RMB11.6 billion in 2018 from RMB9.5 billion in 2017, primarily due to our brands’ extensive reach and provision of diversified accommodation choices to prospective customers.
Transportation Ticketing
. Revenues from our transportation ticketing business increased by 6% to RMB12.9 billion in 2018 from RMB12.2 billion in 2017, primarily due to an increase in demands for ground transportation tickets.
Packaged-tour
. Packaged-tour revenues increased by 27% to RMB3.8 billion in 2018 from RMB3.0 billion in 2017, primarily due to an increase in demands for organized tours and self-guided tours.
Corporate Travel.
Corporate travel revenues increased by 30% to RMB981 million in 2018 from RMB753 million in 2017, primarily due to an increase in corporate travel demand resulting from various business activities.
Other Businesses
. Revenues from other businesses increased by 20% to RMB1.8 billion in 2018 from RMB1.5 billion in 2017, primarily due to an increase in revenues from online advertising services.
Cost of Revenues
Cost of revenues in 2018 increased by 35% to RMB6.3 billion from RMB4.7 billion in 2017, primarily due to increase of credit card service fee, customer service related expenses and payments to travel suppliers for the service we had control.
Operating Expenses
Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.
Product Development.
Product development expenses increased by 16% to RMB9.6 billion in 2018 from RMB8.3 billion in 2017, primarily due to an increase in product development personnel related expenses.
Sales and Marketing
. Sales and marketing expenses increased by 16% to RMB9.6 billion in 2018 from RMB8.3 billion in 2017, primarily attributable to an increase in sales and marketing related activities. Our advertising expenses increased from RMB5.1 billion in 2017 to RMB6.0 billion in 2018.

General and Administrative
. General and administrative expenses increased by 8% to RMB2.8 billion in 2018 from RMB2.6 billion in 2017, primarily due to an increase in general and administrative personnel related expenses.
Interest Income
Interest income increased by 92% to RMB1.9 billion in 2018 from RMB988 million in 2017 due to an increase in cash, cash equivalents and short-term investments in 2018.
Interest Expense
Interest expense increased by 17% to RMB1.5 billion in 2018 from RMB1.3 billion in 2017 due to an increase in short-term debt and long-term debt in 2018.
Other (Expense)/Income
Other expense was RMB1.1 billion in 2018 while other income was RMB879 million in 2017, primarily due to the RMB3.1 billion fair value loss of equity securities investments and largely offset by RMB1.2 billion gain on disposal of long-term investments in 2018.
Income Tax Expense
Income tax expense was RMB793 million in 2018, a decrease of 38% over RMB1.3 billion in 2017, primarily due to the decrease in our taxable income. Our effective income tax rate in 2018 was 41%, as compared to 36% in 2017. The change in our effective income tax rate from 2017 to 2018 was mainly due to the combined impacts from change in profitability, changes in the profits of our subsidiaries with different tax rates and decrease of non-deductible
share-based compensation expenses.
Equity in Loss of Affiliates
Equity in loss of affiliates is RMB32 million in 2018 while equity in loss of affiliates is RMB65 million in 2017. This is primarily attributable to the losses incurred from our equity method investments.
Inflation
Inflation in China has not materially impacted our results of operations. According to NBS, the year-over-year percent changes in the consumer price index for December 2017, 2018, and 2019 were increases of 1.8%, 1.9
%
, and 4.5%, respectively. Inflation in recent years has been associated with food and other consumption items and minimum wages in China. Consumption items do not represent major direct cost items for our business. While personnel costs represent a material part of our total operating costs and expenses, inflation in minimum wages in China primarily affects certain categories of our non-managerial
staff costs while increases in total personnel costs of our business remain manageable. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.
B.
Liquidity and Capital Resources
Liquidity
The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash provided by operating activities	7,069	7,115	7,333	1,055
Net cash used in investing activities	(15,229)	(14,078)	(2,413)	(347)
Net cash provided/(used) by financing activities	8,020	11,926	(9,256)	(1,330)
Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	(47)	819	309	44
Net (decrease)/increase in cash and cash equivalents, restricted cash	(187)	5,782	(4,027)	(578)
Cash and cash equivalents, restricted cash, beginning of year	20,179	19,992	25,774	3,702
Cash and cash equivalents, restricted cash, end of year	19,992	25,774	21,747	3,124

Net cash provided by operating activities amounted to RMB7.3 billion (US$1.1 billion) in 2019, which was primarily attributable to (i) our net income of RMB7.0 billion (US$1.0 billion) in 2019; (ii) an add-back
of RMB3.9 billion (US$567 million) in
non-cash
expense or loss items, mainly relating to share-based compensation expenses, depreciation and amortization expenses, and amortization of ROU assets; (iii) an increase in advances from customers of RMB2.2 billion (US$318 million), mainly due to an increase in demand for packaged-tour, transportation ticketing, and accommodation services; (iv) an increase in other payables and accruals of RMB1.2 billion (US$168 million), mainly due to an increase in accrued operating related expenses; (v) an increase in salary and welfare payable of RMB1.1 billion (US$164 million), mainly due to an increase in personnel related expenses; and (vi) an increase in accounts payable of RMB540 million (US$78 million), mainly due to an increase in hotel, transportation ticketing, and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers. These increases were partially offset by (i) changes in fair value for equity investments measured at fair value of RMB2.3 billion (US$335 million); (ii) an increase in prepayments and other current assets of RMB2.2 billion (US$322 million), mainly due to an increase in prepayment for packaged-tour, transportation ticketing, and accommodation services; (iii) an increase in accounts receivable of RMB2.0 billion (US$293 million), mainly due to an increase of corporate travel management services, hotels, and credit card payments from our individual customers for transportation ticket booking; (iv) an increase in due from related parties of RMB1.1 billion (US$151 million); (v) the gain on disposal and settlement of long-term investment of
RMB921 million (US$133 million).
Net cash provided by operating activities amounted to RMB7.1 billion in 2018, which was primarily attributable to (i) our net income of RMB1.1 billion in 2018; (ii) an add-back
of RMB6.0 billion in
non-cash
expense/loss items, primarily relating to share-based compensation expenses, depreciation expenses and changes in fair value for equity investments measured at fair value; (iii) an increase in accounts payable of RMB3.7 billion, primarily due to an increase in volume of hotel, transportation ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; (iv) an increase in advances from customers of RMB1.3 billion, primarily due to an increase in demand for packaged-tour, ticketing and accommodation services; and (v) an increase in other payable and accruals of RMB914 million primarily due to the increase in accrued advertising expenses. These increases were partially offset by (i) an increase in prepayments and other current assets of RMB2.0 billion, primarily due to an increase in prepayment for packaged-tour, ticketing and accommodation services; (ii) an increase in due from related parties of RMB1.3 billion; (iii) the gain on disposal of long-term investment of RMB1.2 billion; and (iv) an increase in accounts receivable of RMB704 million, primarily due to an increase of volume of corporate travel management services and credit card payments from our individual customers for transportation ticket booking.
Net cash provided by operating activities amounted to RMB7.1 billion in 2017, which was primarily attributable to (i) our net income of RMB2.2 billion in 2017; (ii) an add-back
of RMB4.3 billion in
non-cash
expense/loss items, mainly relating to share-based compensation expenses, impairment of investments, and depreciation expenses; (iii) an increase in other payable and accruals of RMB1.3 billion mainly due to the increase in advertising expenses; and (iv) an increase in salary and welfare payable of RMB954 million, mainly due to the increase in the number of personnel and the average payroll and the increase in accrued annual bonus. These increases were partially offset by the gain on disposal of cost method investment of RMB1.4 billion.
Under PRC laws and regulations, our subsidiaries are required to set aside at least 10% of their respective after-tax
profits each year, if any, to statutory reserve funds, unless such reserve funds have reached 50% of their respective registered capital. These reserve funds are not distributable as cash dividends and dividends cannot be distributed until any losses from prior fiscal years have been offset. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Corporate Structure — Our subsidiaries and consolidated affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Net cash used in investing activities amounted to RMB2.4 billion (US$347 million) in 2019, compared to net cash used in investing activities of RMB14.1 billion in 2018. This decrease in 2019 was primarily due to a decrease in short-term investments. Net cash used in investing activities amounted to RMB14.1 billion in 2018, compared to net cash used in investing activities of RMB15.2 billion in 2017. This decrease in 2018 was primarily due to a decrease in investments and acquisitions.
Net cash used by financing activities amounted to RMB9.3 billion (US$1.3 billion) in 2019, compared to net cash provided by financing activities of RMB11.9 billion in 2018 and RMB8.0 billion in 2017. We did not make any dividend payment in 2017, 2018, and 2019. Net cash flow in financing activities in 2019 was mainly due to the cash paid for put redemption with respect to the 2022 Notes and cash redemption for the 2019 Booking Notes of RMB10.0 billion (US$1.4 billion) in 2019.
Capital Resources
As of December 31, 2019, our principal sources of liquidity have been cash generated from operating activities, borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our shares and convertible senior notes to investors and related parties and borrowings from third-party lenders. As of the date of this annual report, we had convertible senior notes outstanding in an aggregate principal amount of US$2.4 billion and three term loan facilities outstanding, including the one we recently entered into with certain financial institutions on April 3, 2020 for up to US$1.0 billion transferrable term and revolving loan facility with an incremental facility of up to US$500 million. Under these term loan facilities, as of the date of this annual report, the aggregate outstanding principal balance was US$1.2 billion and we had US$1.5 billion available for further draw-down, subject to NDRC filing.
Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We expect that the outbreak of COVID-19 will have material and adverse impacts on our cash flow for the first quarter of 2020 with potential continuing impacts on subsequent periods. However, based on our liquidity assessment, we believe that our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this annual report. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. See also “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Pandemics, epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”
As of December 31, 2019, our primary capital commitment was RMB13 million (US$1.8 million) in connection with capital expenditures of property, equipment and software.
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
D.
Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.
Off-Balance Sheet Arrangements
In connection with our air ticketing business, we are required by the CAAC and International Air Transport Association, or IATA, to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2019, the total quota of the air tickets that we were entitled to issue was up to RMB1.1 billion (US$156 million). The total amount of the deposit we paid was RMB146 million (US$21 million).
Based on the guarantee arrangements and historical experience, the maximum amount of the future payments is approximately RMB943 million (US$135 million) which is the guaranteed amount of the air ticket that we could issue rather than a financial guarantee. We will be liable to pay only when we issue the air tickets to our users and such payable is included in the accounts payable. Therefore, we believe the guarantee arrangements do not constitute any contractual and constructive obligation of us and has not recorded any liability beyond the amount of the tickets that have already been issued.
F.
Tabular Disclosure of Contractual Obligations
The following sets forth our contractual obligations as of December 31, 2019:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(RMB in millions)
Convertible senior notes with principal and interest	18,070	6,847	928	389	9,906
Term loans and other debt, with principal and interest	33,377	21,985	10,949	432	11
Operating lease obligations	1,305	426	590	189	100
Purchase obligations	13	8	4	1	—
Total	52,765	29,266	12,471	1,011	10,017

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
In September 2016, we issued the 2022 Notes in an aggregate principal amount of US$975 million, which may be converted, at each holder’s option at any time prior to the close of business on the business day immediately preceding the maturity date of September 15, 2022 based on an initial conversion rate of 15.2688 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2022 Notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2017. In September 2019, we completed put right offer relating to the 2022 Notes. US$924 million aggregate principal amount of the 2022 Notes were validly surrendered and not withdrawn prior to the expiration of the put right offer. The aggregate purchase price of these 2022 Notes was US$924 million.
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
In July 2019, we entered into a facility agreement as a borrower with certain financial institutions for up to US$2.0 billion equivalent transferable term loan facility with a greenshoe option of up to US$500 million. The facilities have a
3-year
tenor. The proceeds borrowed under such facilities may be used for our general working capital requirements, including repayment of any existing financial indebtedness.
As of December 31, 2019, we obtained short-term bank borrowings of RMB21.1 billion (US$3.0 billion) in aggregate, of which RMB6.7 billion (US$1.0 billion) were collateralized by bank deposits of RMB2.7 billion (US$392 million) classified as restricted cash and/or short-term investment of RMB4.7 billion (US$678 million). The weighted average interest rate for the outstanding borrowings was approximately 3.79%.
As of December 31, 2019, we obtained long-term borrowings of RMB11.0 billion (US$1.6 billion) in aggregate collateralized by bank deposits, properties and/or stock at one or more of our wholly-owned subsidiaries. The weighted average interest rate for the outstanding borrowings as of December 31, 2019 was approximately 3.65%.
As of December 31, 2019, our term loans and other debt also included securitization debt, represented by the revolving debt securities which are collateralized by the receivable related to financial services. The revolving debt securities have the terms ranged from two to four years with the annual interest rate from 3.85% to 6.90%. The revolving debt securities do not contain significant covenant.
While the table above indicates our contractual obligations as of December 31, 2019, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.
In April 2020, we entered into a facility agreement as a borrower with certain financial institutions for up to US$1.0 billion transferrable term and revolving loan facility with an incremental facility of up to US$500 million. The facilities have a 3-year tranche and a 5-year tranche. The proceeds borrowed under the facilities may be used for our general working capital requirements, including repayment of any existing financial indebtedness.
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
20-F,
including the following risks:
•	slow-down of economic growth in China and the global economic downturn may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability;

•	public health crisis, such as COVID-19 outbreak, may have a material and adverse effect on our business and results of operations;

•	general declines or disruptions in the travel industry may materially and adversely affect our business and results of operations;

•	the trading price of our ADSs has been volatile historically and may continue to be volatile regardless of our operating performance;

•	if we are unable to maintain existing relationships with travel suppliers and strategic alliances, or establish new arrangements with travel suppliers and strategic alliances similar to those we currently have, our business may suffer;

•	if we fail to further increase our brand recognition, we may face difficulty in retaining existing and acquiring new business partners and customers, and our business may be harmed;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our business and results of operations may be materially and adversely affected;

•	our business could suffer if we do not successfully manage current growth and potential future growth;

•	our strategy to acquire or invest in complementary businesses and assets involves significant risks and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations;

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry in Greater China;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services;

•	inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations; and

•	if the ownership structure of our consolidated affiliated Chinese entities and the contractual arrangements among us, our consolidated affiliated Chinese entities and their shareholders are found to be in violation of any PRC laws or regulations, we and/or our consolidated affiliated Chinese entities may be subject to fines and other penalties, which may adversely affect our business and results of operations.

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

A.
Directors and Senior Management
The names of our current directors and senior management, their ages as of the date of this annual report, and the principal positions with Trip.com Group Limited held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	50	Co-founder; Executive Chairman of the Board
Min Fan	54	Co-founder; Vice Chairman of the Board and President
Jane Jie Sun	51	Chief Executive Officer and Director
Cindy Xiaofan Wang	44	Chief Financial Officer and Executive Vice President
Neil Nanpeng Shen (1)(2)	52	Co-founder; Independent Director
Qi Ji (2)	53	Co-founder; Independent Director
Gabriel Li (1)	52	Vice Chairman of the Board, Independent Director
JP Gan (1) (2)	48	Independent Director
Robin Yanhong Li	51	Director
Dou Shen	40	Director

Notes:
(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

Pursuant to the currently effective articles of association of our company, our board of directors consists of nine directors, including without limitation (i) three directors appointed by our co-founders
consisting of Messrs. James Jianzhang Liang, Neil Nanpeng Shen, Qi Ji, and Min Fan, subject to the approval of a majority of our independent directors; and (ii) one director who is the current chief executive officer of our company. Each of our directors will hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.
Biographical Information
James Jianzhang Liang
is one of the
co-founders
and the executive chairman of our company. He has served as a member of our board of directors since our inception and has been the chairman of the board since August 2003. Mr. Liang served as our chief executive officer from 2000 to January 2006, and from March 2013 to November 2016. Under his visionary leadership, Trip.com Group (formerly known as Ctrip.com International, Ltd.) has successfully transitioned from offline to online and from online to mobile, made strategic investments in key industry players, and cultivated and invested in new business ideas. Trip.com Group is now one of the world’s largest online travel agencies. Mr. Liang has won many accolades for his contributions to the Chinese travel industry, including 2019 Forbes China Multinational Business Leader, Best CEO in the internet category in the 2016
All-Asia
Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. Prior to founding our company, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves as co-chairman
of Tongcheng-eLong (SEHK: 7080), director of MakeMyTrip (Nasdaq: MMYT), and independent director of SINA (Nasdaq: SINA). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended the “China Gifted Youth Class” in Fudan University.

Min Fan
is one of the
co-founders
of our company. Mr. Fan has been a member of our board of director since October 2006 and has served as the vice chairman of our board of directors since March 2013. Mr. Fan has served as our president since February 2009. He also served as our chief executive officer from January 2006 to February 2013, as our chief operating officer from November 2004 to January 2006, and as our executive vice president from 2000 to November 2004. During his tenure as our chief executive officer, Mr. Fan was named one of the Top 10 Great Leaders Award of the Year on the 2010 APEC China SME Value List, 2008 EY Entrepreneur of the Year and 2007 Best New Economic Figure of the Year. In 2009 and 2016, Mr. Fan was elected Vice Chairman of the Board of the China Tourism Association. Prior to
co-founding
Trip.com Group (formerly known as Ctrip.com International, Ltd.), Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China, from 1997 to 2000. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan has served as an independent director of Leju Holdings Limited (NYSE: LEJU) since 2014. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.
Jane Jie Sun
has served as the chief executive officer of our company, as well as a member of the board of directors, since November 2016. Prior to that, she was a co-president
since March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Ms. Sun is well respected for her extensive experience in operating and managing online travel businesses, mergers and acquisitions, and financial reporting and operations. Ms. Sun is a member of the JPMorgan Asian Advisory Board, vice chair of the World Travel and Tourism Council, co-chair
of the Development Advisory Board of University of Michigan and Shanghai Jiao Tong University Joint Institute, and a board member and Business Leaders Group Committee member of Business China established by Singapore’s Founding Prime Minister Mr. Lee Kuan Yew. In 2019, Ms. Sun was awarded an Asia Society Asia Game Changer Award. Forbes named her one of the Emergent 25 Asia’s Latest Star Businesswomen in 2018, and one of the Most Influential and Outstanding Businesswomen in China in 2017. She was also one of Fortune’s Top 50 Most Powerful Women in Business, and one of Fast Company’s Most Creative People in Business in 2017. During her tenure at Trip.com Group, she also won the Institutional Investor Awards for the Best CEO and the Best CFO. Prior to joining Trip.com Group, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. since 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. She is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LL.M. degree from Peking University Law School.
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
Mr. Shen also co-founded and served as non-executive co-chairman of Homeinns Hotel Group, a leading economy hotel chain in China, which commenced operations in July 2002. Currently, Mr. Shen also serves as a director of a number of public and private companies, including Noah Holdings Limited (NYSE: NOAH), Pinduoduo Inc. (Nasdaq: PDD), Meituan Dianping (SEHK: 03690) and China Renaissance Holdings Limited (SEHK: 01911). Mr. Shen received his Master’s degree from Yale University and his Bachelor’s degree from Shanghai Jiao Tong University.
Qi Ji
is one of the
co-founders
of our company. He has served as our director since our inception. He was the chief executive officer and president of our company from 1999 to 2001. Mr. Ji founded Huazhu Group Limited (Nasdaq: HTHT) and has also served as the executive chairman since February 2007. In November 2019, Mr. Ji took an additional role of chief executive officer of Huazhu Group Limited. Prior to that, he co-founded
Home Inns & Hotels Management Inc., or Home Inns, and served as its chief executive officer from January 2001 to January 2005. Prior to founding Trip.com Group (previously known as Ctrip.com International, Ltd.), Mr. Ji served as the chief executive officer of Shanghai Sunflower High-Tech Group, which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. He received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

Gabriel Li
has served at different times on our board of directors since 2000. Mr. Li has been vice chairman of our board since August 2003. Mr. Li is the managing partner and investment committee member of Orchid Asia Group Management Limited, a private equity firm focused on investing in Asia specifically China over the past 20+ years. Prior to Orchid Asia, Mr. Li was a managing director at the Carlyle Group in Hong Kong, overseeing Asian technology investments. From 1997 to 2000, he was at Orchid Asia’s predecessor, where he made numerous investments in China and North Asia. Previously, he was a management consultant at McKinsey & Company in Hong Kong and Los Angeles. Mr. Li is also currently a director of Nirvana Asia Ltd., Qeeka Home (Cayman) Inc., and Sangfor Technologies Inc. Mr. Li graduated summa cum laude from the University of California at Berkeley, earned his Master’s degree in Science from the Massachusetts Institute of Technology and his Master’s degree in Business Administration from Stanford Business School.
JP Gan
has served as our director since 2002. Mr. Gan has been a founding partner of INCE Capital Limited since 2019. From 2006 to 2019, Mr. Gan was a managing partner of Qiming Venture Partners. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong corporation, a wireless internet company formerly listed on the Nasdaq. Prior to joining KongZhong, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at Price Waterhouse in the United States from 1994 to 1997. Mr. Gan has been a director of BiliBili Inc. (Nasdaq: BILI) since 2015. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Booth School of Business and his Bachelor of Business Administration from the University of Iowa.
Robin Yanhong Li
has served as our director since 2015. He is
co-founder,
chairman and chief executive officer of Baidu, and oversees Baidu’s overall strategy and business operations. Mr. Li has been serving as the chairman of Baidu’s board of directors since Baidu’s inception in January 2000 and as Baidu’s chief executive officer since January 2004. Mr. Li served as Baidu’s president from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as a senior engineer for Infoseek, a pioneer in the internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997. Mr. Li currently serves as an independent director and chairman of the compensation committee of New Oriental Education & Technology Group Inc., a NYSE-listed company that provides private educational services in China (Nasdaq: EDU). Mr. Li received a Bachelor’s degree in information science from Peking University in China and a Master’s degree in computer science from the State University of New York at Buffalo.
Dou Shen
has served as our director since October 2019. Dr. Shen currently serves as an executive vice president of Baidu (Nasdaq: BIDU), overseeing Baidu’s Mobile Ecosystem Group. Prior to that, Dr. Shen served in various roles at Baidu and Microsoft, and cofounded Buzzlabs. Dr. Dou Shen received his Ph.D., Master’s and bachelor’s degrees from Hong Kong University of Science and Technology, Tsinghua University, and North China Electric Power University respectively.
B.
Compensation
We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$1.9 million in 2019. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans” for options granted to our directors in 2019.
We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$0.5 million in 2019, excluding compensation paid to Min Fan, James Jianzhang Liang and Jane Jie Sun, who also serve and receive compensation as our executive directors. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2019 aggregate compensation amount. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans” for options granted to our executive officers in 2019.

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
Employees’ Share Incentive Plans
Our board of directors has made share-based awards under five share incentive plans, namely, the Global Share Incentive Plan, as amended and restated in July 2018 and further amended and restated in December 2019, or the Second A&R Global Plan, the 2007 Share Incentive Plan, or the 2007 Plan, the 2005 Employee’s Stock Option Plan, or the 2005 Plan, the 2003 Employee’s Option Plan, or the 2003 Plan, and the 2000 Employee’s Stock Option Plan, or the 2000 Plan. The terms of the 2005 Plan, the 2003 Plan and the 2000 Plan are substantially similar. The purpose of the plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers and directors and to promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.
The 2007 Plan, the 2005 Plan, the 2003 Plan and the 2000 Plan have all expired. Under the Second A&R Global Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to awards was 10,361,055 as of the first business day of 2020, with annual increases on January 1 of each subsequent calendar year by the number of ordinary shares representing 3% of our then total issued and outstanding share capital as of December 31 of the preceding year until the termination of the plan. Under the Second A&R Global Plan, options to purchase 6,755,143 shares and 473,453 restricted share units were issued and outstanding as of February 29, 2020.
In June 2017, our board of directors approved our Global Share Incentive Plan.
In July 2018, our compensation committee and board of directors amended and restated the Global Share Incentive Plan and approved the Amended and Restated Global Share Incentive Plan to increase the number of shares that may be issued thereunder.
In December 2019, we completed a one-time modification of share options, pursuant to which eligible employees were able to exchange every four of the share options that were granted under the 2017 Share Incentive Plan and the Amended and Restated Global Incentive Plan with exercise price exceeding US$320 per ordinary share for one new option entitling each eligible grantee to purchase one ordinary share at the exercise price of US$0.01 with the original vesting schedules remaining unchanged. As a result of the modification, prior options to purchase 835,849 ordinary shares were exchanged for new options to purchase 209,026 ordinary shares.
In December 2019, our board of directors approved our Second A&R Global Plan.

The following table summarizes, as of February 29, 2020, the outstanding options and the outstanding restricted share units granted under our 2007 Plan and the Second A&R Global Plan to the individual executive officers and directors named below. The table gives effect to the modifications described above.

	Ordinary Shares Underlying Options/Restricted Share Units Granted		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	2,440,200		161.96; 179.64; 237.00; 247.44; 324.96; 350.72; 209.04; 253.44	From January 9, 2014 to December 4, 2019	From January 9, 2022 to December 4, 2027
	108,000	(1)	—	From February 8, 2016 to February 9, 2018	—
Jane Jie Sun	1,050,200		70.32; 78.56; 161.96; 179.64; 237.00; 247.44; 324.96; 350.72; 209.04; 253.44	From September 18, 2012 to December 4, 2019	From September 18, 2020 to December 4, 2027
	33,000	(1)	—	From February 8, 2016 to February 9, 2018	—
Min Fan	131,867		78.56; 161.96; 179.64; 237.00; 247.44; 324.96; 350.72; 0.01; 253.44	From January 27, 2013 to December 4, 2019	From January 27, 2021 to December 4, 2027
	6,500	(1)	—	From February 8, 2016 to February 9, 2018	—
Cindy Xiaofan Wang	*		161.96; 179.64; 237.00; 247.44; 324.96; 209.04; 0.01; 253.44	From January 9, 2014 to December 4, 2019	From January 9, 2022 to December 4, 2027
	*	(1)	—	February 8, 2016	—
Neil Nanpeng Shen	*		78.56; 179.64; 237.00; 247.44; 324.96; 350.72; 209.04; 253.44	From January 27, 2013 to December 4, 2019	January 27, 2021 to December 4, 2027
Qi Ji	*		179.64; 237.00; 247.44; 324.96; 350.72; 209.04; 253.44	From December 6, 2014 to December 4, 2019	From December 6, 2022 to December 4, 2027
Gabriel Li	*		78.56; 179.64; 237.00; 247.44; 324.96; 350.72; 209.04; 253.44	From January 27, 2013 to December 4, 2019	From January 27, 2021 to December 4, 2027
JP Gan	*		179.64; 237.00; 247.44; 324.96; 350.72; 209.04; 253.44	From December 6, 2014 to December 4, 2019	From December 6, 2022 to December 4, 2027

*	Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

Note:
(1)	Restricted share units.

The following paragraphs summarize the terms of our 2007 Plan, which was amended and restated effective November 17, 2008.
Plan Administration
. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the type or types of incentive share awards to be granted and provisions and terms and conditions of each grant and may at their absolute discretion adjust the exercise price of an option grant. The exercise price per share subject to an option may be reduced by the committee or the full board of directors, without shareholder or option holder approval. The types of incentive share awards pursuant to the 2007 Plan include, among other things, an option, a restricted share award, a share appreciation right award and a restricted share unit award.
Award Agreements
. Options and stock purchase rights granted under our plan are evidenced by a stock option agreement or a stock purchase right agreement, as applicable, that sets forth the terms, conditions and limitations for each grant.
Eligibility
. We may grant awards to our employees, directors and consultants or any of our related entities, which include our subsidiaries or any entities which are not subsidiaries but are consolidated in our consolidated financial statements prepared under U.S. GAAP.
Acceleration of Options upon Corporate Transactions
. The outstanding options will terminate and accelerate upon occurrence of a change of control corporate transaction where the successor entity does not assume our outstanding options under the plan. In such event, each outstanding option will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change of control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.
Term of the Options
. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed ten years from the date of the grant, and in the case of incentive share options, five years from the date of the grant.
Vesting Schedule
. In general, the plan administrator determines, or the incentive award agreement specifies, the vesting schedules. Currently, three types of vesting schedules were adopted for the incentive awards granted under the 2007 Plan. One of the vesting schedules is that one-third
of the incentive awards vest 24 months after a specified vesting commencement date, an additional one-third
vest 36 months after the specified vesting commencement date and the remaining one-third
vest 48 months after the specified vesting commencement date, subject to other terms under the 2007 Plan and the incentive award agreement. Another type of vesting schedule is that one-fourth
of the incentive awards vest every 12 months over a four-year vesting period starting from a specified vesting commencement date, subject to other terms under the 2007 Plan and the incentive award agreement. The last type of vesting schedule is that one-tenth
of the incentive awards vest 12 months after a specified vesting commencement date, an additional three-tenth vest 24 months after the specified vesting commencement date, another three-tenth vest 36 months after the specified vesting commencement date and the remaining three-tenth vest 48 months after the specified vesting commencement date, subject to other terms under the 2007 Plan and the incentive award agreement
Other Equity Awards.
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
The following paragraphs summarize the principal terms of our Second A&R Global Plan.
Plan Administration
. Our compensation committee of the board of directors, or a committee delegated by our compensation committee, will administer the plan. The committee or the full board of directors, as appropriate, will determine the type or types of incentive share awards to be granted and provisions and terms and conditions of each grant and may at their absolute discretion adjust the exercise price of an option grant. The exercise price per share subject to an option may be reduced by the committee or the full board of directors, without shareholder or option holder approval. The types of incentive share awards pursuant to the Second A&R Global Plan include, among other things, an option, a restricted share award, a share appreciation right award and a restricted share unit award.

Award Agreements
. Options and stock purchase rights granted under our plan are evidenced by an award agreement, that sets forth the terms, conditions and limitations for each grant.
Eligibility
. We may grant awards to our employees, directors and consultants or any of our related entities, which include our subsidiaries or any entities which are not subsidiaries but are consolidated in our consolidated financial statements prepared under U.S. GAAP.
Term of the Options
. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed ten years from the date of the grant, and in the case of incentive share options, five years from the date of the grant.
Vesting Schedule
. In general, the plan administrator determines, or the incentive award agreement specifies, the vesting schedules. Our vesting schedule is mainly that one-tenth
of the incentive awards vest 12 months after a specified vesting commencement date, an additional three-tenth vest 24 months after the specified vesting commencement date, another three-tenth vest 36 months after the specified vesting commencement date and the remaining three-tenth vest 48 months after the specified vesting commencement date, subject to other terms under the Second A&R Global Plan and the incentive award agreement.
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
Termination or Amendment of the Plan.
 Unless terminated earlier, the plan will terminate automatically in 2027. Our board of directors has the authority to amend or terminate the plan to the extent necessary to comply with applicable law, regulation or stock exchange rule. We must also generally obtain approval of our shareholders to (i) increase the number of shares available under the plan (other than any adjustment as described above), (ii) permits the committee to extend the exercise period for an option beyond ten years from the date of grant, or (iii) results in a change in eligibility requirements, unless we decide to follow home country practice pursuant to Rule 5615(a)(3) of the Nasdaq listing rules applicable to foreign private issuers.
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
Committees of the Board of Directors
Audit Committee
. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relatively to the adequacy of our internal accounting controls.
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

Compensation Committee
. Our compensation committee reviews and evaluates and, if necessary, revises the compensation policies adopted by the management. Our compensation committee also determines all forms of compensation to be provided to our senior executive officers. In addition, the compensation committee reviews all annual bonuses, long-term incentive compensation, share options, employee pension and welfare benefit plans. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated.
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
D.
Employees
As of December 31, 2019, we and our consolidated subsidiaries and consolidated affiliated Chinese entities had approximately 44,300 employees, including approximately 4,000 in management and administration, approximately 12,900 in our customer service centers, approximately 5,700 in sales and marketing, and approximately 21,700 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Nantong, and Chengdu. We consider our relations with our employees to be good.
E.
Share Ownership
As of February 29, 2020, 74,133,718 of our ordinary shares were issued and outstanding (excluding the 4,259,642 ordinary shares that were issued to Bank of New York Mellon, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and for our treasury ADSs, and treasury shares we own). Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2020 by each of our directors and executive officers and each person known to us to own beneficially more than 5% of our ordinary shares. Except as otherwise noted, the address of each person listed in the table is c/o Trip.com Group Limited, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned (1)
	Number	% (2)
Directors and Senior Management:
James Jianzhang Liang (3)	1,744,071	2.3%
Min Fan (4)	1,420,606	1.9%
Jane Jie Sun (5)	910,184	1.2%
Neil Nanpeng Shen (6)	*	* %
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	* %
All directors and officers as a group (7)	4,446,153	5.9%
Principal Shareholders † :
Baidu Entities (8)	8,644,917.5	11.7%
Baillie Gifford & Co (Scottish Partnership) (9)	5,743,926	7.7%
MIH Internet SEA Private Limited (10)	4,108,831	5.5%
T.ROWE PRICE ASSOCIATES, INC. (11)	3,997,103	5.4%

*	Less than 1% of our total outstanding ordinary shares.

†	Pursuant to the Schedule 13D/A filed by Booking Holdings Inc. and Booking Holdings Treasury Company, or the Booking Entities, with SEC on April 7, 2020, the beneficial ownership of Booking Entities in our company as of April 3, 2020 was reported to fall below 5% of our ordinary shares. Therefore, Booking Entities are not included in the table above.

Notes:
(1)	Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities.

(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding as of February 29, 2020, the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after February 29, 2020, and the number of ordinary shares in the form of ADSs assuming full conversion of notes held by such person or group to ADSs at the initial conversion rate.

(3)	Includes 784,871 ordinary shares held by Mr. Liang and 959,200 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2020 held by Mr. Liang.

(4)	Includes 1,299,739 ordinary shares held Mr. Fan and 120,867 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2020 held by Mr. Fan.

(5)	Includes 334,984 ordinary shares held by Ms. Sun and 575,200 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2020.

(6)	Mr. Shen’s business address is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.

(7)	Includes 2,689,780 ordinary shares and 1,756,373 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2020 held by all of our current directors and executive officers, as a group.

(8)	Includes 8,644,917.5 ordinary shares (including 991,852.5 ordinary shares represented by ADSs) beneficially owned as of October 1, 2019 by Baidu Holdings Limited, a wholly-owned subsidiary of Baidu, Inc. (collectively, “Baidu Entities”). Information regarding beneficial ownership is reported as of October 1, 2019, based on the information contained in the Schedule 13D/A filed by Baidu Entities with SEC on October 2, 2019. Please see the Schedule 13D/A filed by Baidu Entities with SEC on October 2, 2019 for information relating to Baidu Entities. The address for Baidu Holdings Limited is c/o Baidu, Inc., No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China, and the address for Baidu, Inc. is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China.

(9)	Includes 5,743,926 ordinary shares represented by ADSs held by Baillie Gifford & Co (Scottish Partnership). Information regarding beneficial ownership is reported as of December 31, 2019, based on the information contained in the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with SEC on February 3, 2020. Please see the Schedule 13G/A filed by Baillie Gifford & Co (Scottish Partnership) with SEC on February 3, 2020 for information relating to Baillie Gifford & Co (Scottish Partnership). The address for Baillie Gifford & Co (Scottish Partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, the United Kingdom.

(10)	Includes 4,108,831 ordinary shares held by MIH Internet SEA Private Limited. Information regarding beneficial ownership is reported as of October 1, 2019, based on the information contained in the Schedule 13D filed by MIH Internet SEA Private Limited and Nasper Limited with the SEC on October 2, 2019. Please see the Schedule 13D filed by MIH Internet SEA Private Limited and Nasper Limited with SEC on October 2, 2019 for information relating to MIH Internet SEA Private Limited and Nasper Limited. The address for MIH Internet SEA Private Limited is
#13-10
Parkview Square, 600 North Bridge Road, Singapore 188778.

(11)	Includes 3,997,103 ordinary shares represented by ADS held by T.ROWE PRICE ASSOCIATES, INC. Information regarding beneficial ownership is reported as of December 31, 2019, based on the information contained in the Schedule 13G/A filed by T.ROWE PRICE ASSOCIATES, INC. with SEC on February 14, 2020. Please see the Schedule 13G/A filed by T.ROWE PRICE ASSOCIATES, INC. with SEC on February 14, 2020 for information relating to T.ROWE PRICE ASSOCIATES, INC. The address for T.ROWE PRICE ASSOCIATES, INC. is 100 E. Pratt Street, Baltimore, Maryland 21202, the United States.

Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 29, 2020, 65,372,006 ordinary shares were held by two record shareholders in the United States, including 65,372,005 ordinary shares (including ordinary shares that were issued for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and treasury shares that were repurchased but not retired by the Company) held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders
Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”
B.
Related Party Transactions
Arrangements with Consolidated Affiliated Chinese Entities
Current PRC laws and regulations impose substantial restrictions on foreign ownership of the travel agency and value-added telecommunications businesses in China. Therefore, we conduct part of our operations in our non-accommodation
reservation businesses through a series of agreements between our PRC subsidiaries, our consolidated affiliated Chinese entities and/or their respective shareholders. Our consolidated affiliated Chinese entities hold the licenses and approvals for operating the travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our consolidated affiliated Chinese entities. In 2015, we restructured our business lines and most of the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. Moreover, we plan to enter into the same series of agreements with all of our future consolidated affiliated Chinese entities. As of the date of this annual report, Min Fan, our vice chairman of the board and president, Tao Yang, Maohua Sun, Hui Cao, and Hui Wang, all being our officers, are the principal record owners of our consolidated affiliated Chinese entities.
As of the date of this annual report, the equity holding structures of each of our significant consolidated affiliated Chinese entities are as follows:
•	Maohua Sun and Tao Yang owned 10.2% and 89.8%, respectively, of Ctrip Commerce.

•	Ctrip Commerce owned 100% of Shanghai Huacheng.

•	Min Fan and Qi Shi owned 99.5% and 0.5%, respectively, of Chengdu Ctrip.

•	Hui Cao and Hui Wang owned 60% and 40%, respectively, of Qunar Beijing.

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

Powers of Attorney
. Each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, signed an irrevocable power of attorney to appoint Ctrip Travel Network or Ctrip Travel Information, as attorney-in-fact
to vote, by itself or any other person to be designated at its discretion, on all matters of the applicable consolidated affiliated Chinese entities. Each such power of attorney will remain effective as long as the applicable consolidated affiliated Chinese entity exists, and such shareholders of the applicable consolidated affiliated Chinese entities are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from us.
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
Technical Consulting and Services Agreements
. Ctrip Travel Information and Ctrip Travel Network, each a wholly-owned PRC subsidiary of ours, provide our consolidated affiliated Chinese entities, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, our consolidated affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2019, our consolidated affiliated Chinese entities paid Ctrip Travel Information (after our restructuring of business lines and restatement of contractual arrangements in 2015) and Ctrip Travel Network (after our restructuring of business lines and restatement of contractual arrangements in 2015) a quarterly fee based on the number of transportation tickets sold in the quarter, at an average rate of RMB4 (US$0.5) per ticket.
Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. The services fees paid by all of such consolidated affiliated Chinese entities as a percentage of their total net income were 68.3%, 88.5%, and 94.6% for the years ended December 31, 2017, 2018, and 2019.
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
Share Pledge Agreements
. The shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, have pledged their respective equity interests in the applicable consolidated affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such consolidated affiliated Chinese entities of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. In the event any of such consolidated affiliated Chinese entity breaches any of its obligations or any shareholder of such consolidated affiliated Chinese entities breaches his or her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests after the pledge is registered with the relevant local branch of SAMR, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the PRC citizen(s) designated by us. These share pledge agreements are effective until two years after the pledgor and the applicable consolidated affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.

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
Loan Agreements
. Under the loan agreements we entered into with the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, we extended long-term business loans to these shareholders of our consolidated affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of such consolidated affiliated Chinese entities. These business loan amounts were injected into the applicable consolidated affiliated Chinese entities as capital and cannot be accessed for any personal uses. The loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the travel agency or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our consolidated affiliated Chinese entities, as described in the following paragraph, and the loan agreements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.
The following table sets forth, as of the date of this report, the amount of each business loan, the date each business loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the relevant significant consolidated affiliated Chinese entity.

Date of Loan Agreement	Borrower	Significant Consolidated Affiliated Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			RMB	US$			RMB	US$
			(in millions)				(in millions)
May 27, 2019	Tao Yang	Ctrip Commerce	808.2	116.1	None	May 26, 2029	808.2	116.1
April 9, 2019	Maohua Sun	Ctrip Commerce	88.7	12.7	None	December 13, 2025	88.7	12.7
December 14, 2015	Maohua Sun	Ctrip Commerce	3.1	0.4	None	December 13, 2025	3.1	0.4
March 20, 2017	Min Fan	Chengdu Ctrip	477.6	68.6	None	December 13, 2025	477.6	68.6
December 14, 2015	Min Fan	Chengdu Ctrip	19.9	2.9	None	December 13, 2025	19.9	2.9
March 20, 2017	Qi Shi	Chengdu Ctrip	2.4	0.3	None	December 13, 2025	2.4	0.3
December 14, 2015	Qi Shi	Chengdu Ctrip	0.1	0.0	None	December 13, 2025	0.1	0.0
March 23, 2016	Hui Cao	Qunar Beijing	6.6	0.9	None	Until repayment notice	6.6	0.9
March 23, 2016	Hui Wang	Qunar Beijing	4.4	0.6	None	Until repayment notice	4.4	0.6

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

Exclusive Option Agreements
. As consideration for our entering into the loan agreements described above, each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in the applicable consolidated affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the shareholder of relevant consolidated affiliated Chinese entity. The purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of such consolidated affiliated Chinese entities pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in
10-year
terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the shareholder of applicable consolidated affiliate Chinese entity.
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
Share Incentive Grants
Please refer to “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans.”
Employment Agreements
See “Item 6.B. Directors, Senior Management and Employees — Compensation.”
Commissions from Homeinns and BTG
In December 2016, in connection with our share exchange transaction with BTG and Homeinns, we exchanged our previously held equity interest in Homeinns for 22% equity interest of BTG. BTG had entered into agreements with us to provide hotel rooms for our customers. Total commissions from BTG amounted to RMB91 million (US$13 million) for the year ended December 31, 2019. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Commissions from Huazhu and its affiliates
One of our hotel suppliers, Huazhu Group Limited, or Huazhu, has a director in common with our company and a director who is a family member of one of our officers. Huazhu has entered into agreements with us to provide hotel rooms for our customers. Total commissions Huazhu paid us amounted to RMB72 million (US$10 million) for the year ended December 31, 2019.
These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.
Commissions to/from Tongcheng-eLong
In 2018, eLong completed a merger with LY.com and the enlarged group Tongcheng-eLong supersedes eLong and LY.com to promote our hotel rooms on their platforms. Total commissions to Tongcheng-eLong paid by us amounted to RMB579 million (US$83 million) and Tongcheng-eLong paid commissions to us amounted to RMB217 million (US$31 million) for the year ended December 31, 2019.
Settlement with Skysea
In 2019, Skysea Holding International Ltd., a company in which we owned 35% equity interest and to which we provided a shareholder loan in a principal amount of US$80 million, or Skysea, completed its winding down of the business and we entered into the final settlement with Skysea. According to the final settlement, we collected the amount due from Skysea and settled the provision and contingent liability of RMB603 million (recognized as other income), which includes RMB236 million previously made for loan receivable and RMB367 previously made for contingent payables.
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
We have received dividends from our subsidiaries, which have received consulting or other fees from our consolidated affiliated Chinese entities. In accordance with current Chinese laws and regulations, our subsidiaries and affiliated entities in China are required to allocate to their statutory reserve funds at least 10% of their respective after-tax
profits for the year determined in accordance with Chinese accounting standards and regulations. Each of our subsidiaries and affiliated entities in China may stop allocations to its statutory reserve funds if such reserve funds have reached 50% of their registered capital.
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
A.
Offer and Listing Details.
Our ADSs have been listed on the Nasdaq Global Market since December 2003 and the Nasdaq Global Select Market since July 2006. Our ADSs were previously traded under the symbol “CTRP” and are currently traded under the symbol “TCOM,” starting from November 5, 2019. On December 1, 2015, we effected a change of the ratio of the ADSs to ordinary shares from four ADSs representing one ordinary share to eight ADSs representing one ordinary share.
B.
Plan of Distribution
Not applicable.
C.
Markets
Our ADSs have been listed on the Nasdaq Global Market since December 2003 and on the Nasdaq Global Select Market since July 2006. Our ADSs are currently traded under the symbol “TCOM.”
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
Voting Rights.
 Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or any shareholder or shareholders collectively present in person or by proxy and holding at least ten percent in par value of the shares giving a right to attend and vote at the meeting.

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
Redemption, Repurchase and Surrender of Shares.
 We may issue shares on the terms that such shares are subject to redemption, at our option or at the option of the holders thereof on such terms and in such manner as may be determined, prior to the issue of such shares, by special resolution. Our company may also repurchase any of our shares (including redeemable shares) provided that the manner of such purchase has been authorized by an ordinary resolution of our shareholders. Under the Companies Law (2020 Revision), the redemption or repurchase of any share may be paid out of our company’s profits or share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company shall, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.
 If at any time the share capital of our company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our company is being wound-up
and except where our articles of association or the Companies Law impose any stricter quorum, voting or procedural requirements in regard to the variation of rights attached to a specific class, be varied either with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Shareholder Rights Plan
On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on December 3, 2007. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from us one ordinary share at a price of US$700 per ordinary share, subject to adjustment. On August 7, 2014, we entered into a First Amendment and, subsequently on the same day, a Second Amendment to the Rights Agreement dated as of November 23, 2007 between the Bank of New York Mellon and us. Through these two amendments, we (i) extended the term of our rights plan for another ten years and the Rights will expire on August 6, 2024, subject to the right of our board of directors to extend the rights plan for another ten years prior to its expiration; (ii) modified the trigger threshold of the Rights to allow more flexibility. Specifically, shareholders who file or are entitled to file beneficial ownership statement on Schedule 13G pursuant to Rule
13d-1(b)(1)
of the Exchange Act, typically institutional investors with no intention to acquire control of the issuer, will be able to beneficially own up to 20% of our total outstanding shares before the Rights are triggered, while all other shareholders must maintain their beneficial ownership at a level below 10% of our total outstanding shares before the Rights are triggered, among other things; and (iii) included Booking and its subsidiaries in the definition of “Exempted Person” under the then effective rights plan as long as their beneficial ownership do not exceed 10% of our total outstanding shares. On May 29, 2015, October 26, 2015, and December 23, 2015, we entered into a Third Amendment, a Fourth Amendment, and a Fifth Amendment to the Rights Agreement with the Bank of New York Mellon, respectively, for the purposes of amending the definition of “Exempted Person.” Accordingly, in so far as Booking and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person (excluding the number of our ADSs or the ordinary shares that are beneficially owned by Booking and any of its subsidiaries due to any such entity’s ownership or conversion of that certain note issued by us pursuant to a convertible note purchase agreement dated December 9, 2015 between a subsidiary of Booking and us) at all times does not exceed fifteen percent (15%) of the ordinary shares then outstanding in the aggregate and in so far as Baidu and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person at all times does not exceed twenty-seven percent (27%) of the ordinary shares then outstanding in the aggregate. On August 30, 2019 and November 13, 2019, we entered into a Sixth Amendment and a Seventh Amendment to the Rights Agreement with the Bank of New York Mellon, respectively, for purposes of amending the definition of “Exempted Person.” Accordingly, in connection with the share exchange transaction with Naspers, Naspers, MIH Internet SEA Private Limited, and their respective subsidiaries have been included in the definition of “Exempted Person” to the extent that the number of ordinary shares beneficially owned by such Exempt Person at all times does not exceed eleven percent (11%) of the ordinary shares then outstanding in the aggregate, and removed Booking and its subsidiaries from the definition of “Exempted Person.”
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
For details of our board committees, see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Board of Directors.”

C.
Material Contracts
Other than in the ordinary course of business and other than the one described under this item, in “Item 4. Information on the Company” and “Item 7.B. — Major Shareholders and Related Party Transactions — Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report: (i) a share purchase agreement dated April 26, 2019, among our company, MIH Internet SEA Private Limited and MIH B2c Holdings B.V., (ii) a facility agreement dated July 5, 2019 among our company (as borrower), Bank of Communications Co., Ltd. Hong Kong Branch, The Bank of East Asia, Limited, China Construction Bank (Asia) Corporation Limited, The HongKong and Shanghai Banking Corporation Limited, The Korea Development Bank, Bank of China Limited (as mandated lead arrangers and bookrunners), and other parties thereto, (iii) a registration rights agreement dated August 30, 2019 between our company and MIH Internet SEA Private Limited, (iv) a cooperation agreement dated August 30, 2019 among our company, MIH Internet SEA Private Limited and Myriad International Holdings B.V., (v) the sixth amendment to the rights agreement dated as of August 30, 2019 between our company and The Bank of New York, as rights agent, (vi) an underwriting agreement dated September 26, 2019 among our company, Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities LLC for the sale of 31,304,352 ADSs, (vii) the seventh amendment to the rights agreement dated as of November 13, 2019 between our company and The Bank of New York, as rights agent, and (viii) a facility agreement dated April 3, 2020 among our company (as borrower), Standard Chartered Bank (Hong Kong) Limited, Industrial and Commercial Bank of China (Macau) Limited, and China Construction Bank (Asia) Corporation Limited (as original mandated lead arrangers, bookrunners, and underwriters), and other parties thereto.
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
We have received an undertaking from the Clerk of the Cabinet of the Government of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law of the Cayman Islands, for a period of 20 years from December 12, 2019, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our company or (ii) by way of the withholding in whole or in part of any relevant payment of dividend or other distribution of income or capital by our company to our members or any payment (as defined in the Tax Concessions Law).
PRC Taxation
If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% may be imposed on dividends that non-PRC
resident enterprise holders of our ADSs receive from us and on gains realized on their sale or other disposition of ADSs, if such income is considered as income derived from within China. See “Item 3.D. Key Information — Risk factors — Risks Relating to Our Corporate Structure — Our subsidiaries and consolidated affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

U.S. Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, or Regulations, published positions of the Internal Revenue Service, or the IRS, court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).
This discussion does not describe all of the U.S. federal income tax considerations that may be applicable to U.S. Holders in light of their particular circumstances or U.S. Holders subject to special treatment under U.S. federal income tax law, such as:
•	banks, insurance companies and other financial institutions;

•	tax-exempt entities;

•	real estate investment trusts;

•	regulated investment companies;

•	dealers or traders in securities;

•	certain former citizens or residents of the United States;

•	persons that elect to mark their securities to market;

•	persons holding our ADSs or ordinary shares as part of a “straddle,” conversion or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar; and

•	persons that actually or constructively own 10% or more of our equity (by vote or value).

In addition, this discussion does not address any U.S. state or local or
non-U.S.
tax considerations (other than the discussion below relating to certain withholding rules and the
U.S.-PRC
income tax treaty, or the Treaty) or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations to them in light of their particular situation as well as any considerations arising under the laws of any other taxing jurisdiction.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership holding our ADSs or ordinary shares should consult their tax advisors regarding the tax considerations generally applicable to them of the ownership and disposition of our ADSs or ordinary shares.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with its terms. If a U.S. Holder holds ADSs, such holder should be treated as the beneficial holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
Distributions
Subject to the discussion below under “— Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in a U.S. Holder’s gross income as dividend income on the day actually or constructively received by such holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.
Individuals and other
non-corporate
recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the Treaty, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. If we are deemed to be a PRC resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.
For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. Depending on a U.S. Holder’s particular circumstances, such holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder is permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Taxable Dispositions
Subject to discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law and gain from the disposition of the ADSs or ordinary shares is subject to tax in China, such gain may be treated as
PRC-source
gain for U.S. foreign tax credit purposes under the Treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules
A
non-U.S.
corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive
asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
Although the law in this regard is not entirely clear, we treat our consolidated affiliated Chinese entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated Chinese entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable years.
Assuming we are the owner of our consolidated affiliated Chinese entities for U.S. federal income tax purposes, based on our income and assets, and the value of our ADSs, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2019 and we do not expect to be a PFIC for the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs, or ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless such holder makes a
“mark-to-market”
election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over such holder’s holding period for the ADSs or ordinary shares;

•	amounts allocated to the current taxable year, and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC
year, will be taxable as ordinary income; and

•	amounts allocated to each prior taxable year, other than a
pre-PFIC
year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our
non-U.S.
subsidiaries are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such
non-U.S.
subsidiary classified as a PFIC for purposes of the application of these rules.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market
election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If a U.S. Holder makes a valid mark-to-market
election for the ADSs, such holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market
gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market
election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market
loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market
gains previously included for such ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such gain or loss amounts. If a U.S. Holder makes a valid mark-to-market
election, and we subsequently cease to be classified as a PFIC, such holder will not be required to take into account the mark-to-market
income or loss described above during any period that we are not classified as a PFIC.
The
mark-to-market
election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market
election would be available to U.S. Holders of ADSs (but not our ordinary shares) if we are or become a PFIC.
Because, as a technical matter, a
mark-to-market
election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections in the event that we are classified as a PFIC.
If we are classified as a PFIC, a U.S. Holder must file an annual report with the IRS. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market
election and the annual PFIC filing requirements, if any.
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

Interest Rate Risk
. Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks, interest rates associated with the issuance of the 2020 Notes, the 2025 Notes, the 2022 Notes, the 2020 Booking Notes, the 2025 Booking Notes, the 2022 Booking Notes, the 2025 Hillhouse Notes and other bank borrowings. For information about these notes and bank borrowings, see “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.” We have used interest swap contracts to hedge our exposure to interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Based on our cash balance as of December 31, 2019, a one basis point decrease in interest rates would result in approximately a RMB4 million (US$0.6 million) decrease in our interest income on an annual basis.
Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.
Foreign Exchange Risk
. We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while the majority of our revenues are denominated in Renminbi. As we hold assets dominated in U.S. dollars, including our bank deposits, any changes against our functional currencies could potentially result in a charge to our income statement and a reduction in the value of our U.S. dollar-denominated assets. We have used forward contracts and currency borrowings to hedge our exposure to foreign currency risk. For the year ended December 31, 2019, foreign exchange losses accounted for approximately -5% of our net income. As of December 31, 2019, a 1% strengthening/weakening of Renminbi against U.S. dollars would have increased/decreased our net income by 0.5%.
See “Item 3.D. Key Information — Risk Factors — Risks Relating to Doing Business in China — Future movements in exchange rates between the U.S. dollars and Renminbi may adversely affect the value of our ADSs.”
Investment Risk
. As of December 31, 2019, our equity method investments totaled US$3.3 billion.
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

Fees and Payments from the Depositary to Us
We expect to receive from the depositary a reimbursement of approximately US$5 million, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2019. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.
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
 of the Exchange Act, as of the end of the period covered by this annual report. Based on that assessment, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2019.
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
Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.
PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2019, as stated in their report.

Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2019, as stated in their report that appears on page
 F-2
of this annual report.
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
investors.trip.com
. On March 3, 2009, our board of directors approved amendments to our code of ethics and on July 13, 2012, the code of ethics was further amended and restated by our board of directors. We have filed our amended and restated code of business conduct and ethics as an exhibit to our annual report on Form
 20-F
for our fiscal year 2012, and posted the amended and restated code on our investor relations website at
investors.trip.com
. On October 31, 2017, our board of directors approved our further amended and restated code of business conduct and ethics. We have filed our amended and restated code of business conduct and ethics as Exhibit 11.1 to our annual report on Form
 20-F
for our fiscal year 2017. You can also find the amended and restated code of business conduct and ethics on our investor relations website at
investors.trip.com
.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal accountant, for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Audit Fees (1)	17,084,868	20,487,434	2,942,836
Audit Related Fees (2)	4,697,050	7,920,989	1,137,779
Tax Fees (3)	1,715,553	1,892,987	271,911
All Other Fees (4)	9,000	—	—

Notes:
(1)	“Audit Fees” represent the aggregate fees incurred for each of the fiscal years listed for professional services rendered by our principal accountant for the interim review of quarterly financial statements and the audit of our annual financial statements and other statutory audits of our subsidiaries.
(2)	“Audit Related Fees” represent the aggregate fees incurred in each of the fiscal years listed for assurance and related services that are provided by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”
(3)	“Tax Fees” represent the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” represent the aggregate fees incurred in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in (1), (2) and (3).

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
None.
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
The consolidated financial statements for Trip.com Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document
1.1
Second Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on December 21, 2015 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 23, 2015)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Form 424b3 (File No. 333-233932) filed with the Securities and Exchange Commission on October 31, 2019)
2.2*	Specimen Stock Certificate of the Registrant
2.3
Rights Agreement dated as of November 23, 2007 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2007)

2.4
First Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)

2.5
Second Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)

2.6
Third Amendment to the Rights Agreement dated as of May 29, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on June 4, 2015)

2.7
Fourth Amendment to the Rights Agreement dated as of October 26, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on October 27, 2015)

2.8
Fifth Amendment to the Rights Agreement dated as of December 23, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on December 23, 2015)

2.9
Sixth Amendment to the Rights Agreement dated as of August 30, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)

2.10
Seventh Amendment to the Rights Agreement dated as of November 13, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)

2.11
Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among the Registrant, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

2.12*	Description of Securities
4.1
Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.2
Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.3
Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.4
Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F (File No. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)

4.5
Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.6*
Translation of Executed Form of Technical Consulting and Services Agreement between a wholly-owned subsidiary of the Registrant and a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed technical consulting and services agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.7*
Translation of Executed Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and shareholders of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.8*
Translation of Executed Form of Exclusive Call Option Agreement among a wholly-owned subsidiary of the Registrant, a consolidated affiliated Chinese entity of the Registrant and a shareholder of the consolidated affiliated Chinese entity, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.9*
Translation of Executed Form of Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed share pledge agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.10*
Translation of Executed Form of Power of Attorney by a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed power of attorney adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant

4.11
Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

4.12
Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

4.13
Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.14
2007 Share Incentive Plan of the Registrant, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

4.15
Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

4.16
Convertible Note Purchase Agreement dated May 26, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. for the issuance and purchase of US$250 million 1.00% convertible note due 2020 (incorporated by reference to Exhibit 1 to Schedule 13D/A (File No. 005-79455) filed by The Priceline Group Inc. (currently known as Booking Holdings Inc.) with the Securities and Exchange Commission on May 29, 2015)

4.17
Indenture dated June 24, 2015 constituting US$700 million 1.00% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 4.43 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.18
Indenture dated June 24, 2015 constituting US$400 million 1.99% Convertible Senior Notes due 2025 (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.19

Standstill Agreement dated as of October 26, 2015 between Baidu, Inc. and the Registrant (incorporated by reference to Exhibit 3 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.20

Registration Rights Agreement dated as of October 26, 2015 between Baidu Holdings Limited and the Registrant (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

4.21
Convertible Note Purchase Agreement dated December 9, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. for the issuance and purchase of US$500 million 2.00% convertible note due 2025 (incorporated by reference to Exhibit 1 to Schedule 13D/A (File No. 005-79455) filed by The Priceline Group Inc. (currently known as Booking Holdings Inc.) with the Securities and Exchange Commission on December 14, 2015)

4.22
Convertible Note Purchase Agreement dated December 9, 2015 among Ctrip.com International, Ltd., Gaoling Fund, L.P. and YHG Investment, L.P. for the issuance and purchase of US$500 million 2.00% convertible notes due 2025 (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.23
Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards dated December 9, 2015 between the Registrant and Qunar Cayman Islands Limited (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.24
Restated Exclusive Technical Consulting and Services Agreement dated March 23, 2016 between Beijing Qu Na Information Technology Co., Ltd. and Beijing Qunar Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.25
Loan Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.26
Equity Option Agreement dated March 23, 2016 among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Co., Ltd., Hui Cao, Hui Wang and Beijing Qu Na Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.27
Equity Interest Pledge Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.28
Power of Attorney by Hui Cao and Hui Wang dated March 23, 2016 (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)

4.29
Indenture dated September 12, 2016 constituting US$975 million 1.25% convertible senior notes due 2022 (incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017)

4.30
English summary of €980 Million Term Loan Agreement dated June 8, 2017 among the Registrant (as borrower), Bank of China (as sole mandated lead arranger), Industrial and Commercial Bank of China, Shanghai Branch and Shanghai Pudong Development Bank, Shanghai Branch (as joint lead arrangers), Bank of China, Shanghai Branch (as agent), Bank of China, Shanghai Changning Sub-branch (as guarantee agent), and certain lenders (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 23, 2018)

4.31
Share Purchase Agreement dated April 26, 2019, among the Registrant, MIH Internet SEA Private Limited and MIH B2c Holdings B.V. (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D (File No. 005-85619) filed by MIH Internet SEA Private Limited and Naspers Limited with the Securities and Exchange Commission on April 26, 2019).

4.32*
Facility Agreement dated July 5, 2019 among the Registrant (as borrower), Bank of Communications Co., Ltd. Hong Kong Branch, The Bank of East Asia, Limited, China Construction Bank (Asia) Corporation Limited, The HongKong and Shanghai Banking Corporation Limited, The Korea Development Bank, Bank of China Limited (as mandated lead arrangers and bookrunners), and other parties thereto

4.33
Registration Rights Agreement dated August 30, 2019 between the Registrant and MIH Internet SEA Private Limited (incorporated by reference to Exhibit 99.2 to Schedule 13D (File No. 005-79455) filed by MIH Internet SEA Private Limited and Naspers Limited with the Securities and Exchange Commission on September 5, 2019)

4.34
Cooperation Agreement dated August 30, 2019 among the Registrant, MIH Internet SEA Private Limited and Myriad International Holdings B.V. (incorporated by reference to Exhibit 99.3 to Schedule 13D (File No. 005-79455) filed by MIH Internet SEA Private Limited and Naspers Limited with the Securities and Exchange Commission on September 5, 2019)

4.35*	Second Amended and Restated Global Share Incentive Plan
4.36*
Facility Agreement dated April 3, 2020 among the Registrant (as borrower), Standard Chartered Bank (Hong Kong) Limited, Industrial and Commercial Bank of China (Macau) Limited, and China Construction Bank (Asia) Corporation Limited (as original mandated lead arrangers, bookrunners, and underwriters), and other parties thereto

8.1*	List of Significant Consolidated Entities of the Registrant
11.1
Code of Business Conduct and Ethics of the Registrant, as amended and restated as of October 31, 2017 (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 23, 2018)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRIP.COM GROUP LIMITED

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Executive Officer and Director

Date: April 9, 2020

TRIP.COM GROUP LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Trip.com Group Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Trip.com Group Limited and its subsidiaries (the “Company”) as of December 31, 2019 and December 31, 2018, and the related consolidated statements of income and comprehensive income/(loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of investments classified under Level 3 in the fair value hierarchy
As described in Note 8 to the consolidated financial statements, as of December 31, 2019 the Company had investments of RMB2,548 million classified under Level 3 in the fair value hierarchy (the “Level 3 Investments”). The fair values of the Level 3 Investments were determined by management based on an income approach utilizing various unobservable inputs which required significant judgment by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation.
The principal considerations for our determination that performing procedures relating to the valuation of the Level 3 Investments is a critical audit matter are (i) there was significant judgment by management with respect to the assumptions and estimates used in the determination of the fair values of the Level 3 Investments, which in turn led to a high degree of auditor judgment, subjectivity, and effort in designing and applying procedures relating to evaluating the reasonableness of management’s estimates and assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the fair values of Level 3 investments, including controls over the development of the significant assumptions and estimates related to the fair value measurements, including the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. These procedures also included, among others, reading the investment agreements, testing management’s process for developing the fair value measurements of the Level 3 investments, evaluating the appropriateness of the income approach, testing the completeness, accuracy and relevance of underlying data used in the model, and evaluating the significant assumptions and estimates used by management, including the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. Evaluating management’s estimates and assumptions for the revenue growth rate involved considering the past performance of the investees’ businesses, benchmarking of peer companies as well as economic and industry forecasts. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s valuation approach and the reasonableness of management’s assumptions for the weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 9, 2020
We have served as the Company’s auditor since 2003.
F-3

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(In millions, except for share and per share data)

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenues:
Accommodation reservation	9,531	11,580	13,514	1,941
Transportation ticketing	12,221	12,947	13,952	2,004
Packaged-tour	2,973	3,772	4,534	651
Corporate travel	753	981	1,255	180
Others	1,515	1,824	2,461	353
Total revenues	26,993	31,104	35,716	5,129
Less: Sales tax and surcharges	(197)	(139)	(50)	(7)
Net revenues	26,796	30,965	35,666	5,122
Cost of revenues	(4,678)	(6,324)	(7,372)	(1,059)
Gross profit	22,118	24,641	28,294	4,063
Operating expenses:
Product development	(8,259)	(9,620)	(10,670)	(1,533)
Sales and marketing	(8,294)	(9,596)	(9,295)	(1,335)
General and administrative	(2,622)	(2,820)	(3,289)	(472)
Total operating expenses	(19,175)	(22,036)	(23,254)	(3,340)
Income from operations	2,943	2,605	5,040	723
Interest income	988	1,899	2,094	301
Interest expense	(1,286)	(1,508)	(1,677)	(241)
Other income/(expense)	879	(1,075)	3,630	521
Income before income tax expense and equity in loss of affiliates	3,524	1,921	9,087	1,304
Income tax expense	(1,285)	(793)	(1,742)	(250)
Equity in loss of affiliates	(65)	(32)	(347)	(50)
Net Income	2,174	1,096	6,998	1,004
Net (income)/loss attributable to non-controlling interests	(19)	16	57	8
Accretion to redemption value of redeemable non-controlling interests	—	—	(44)	(6)
Net Income attributable to Trip.com Group Limited	2,155	1,112	7,011	1,006
Net Income	2,174	1,096	6,998	1,004
Other comprehensive income/(expense):
Foreign currency translation	723	(1,072)	(289)	(40)
Unrealized securities holding gains/(losses), net of tax	4,686	(696)	266	38
Reclassification adjustment for net gain recognized on disposal of available-for-sale debt investment	(40)	—	—	—
Total comprehensive income/(loss)	7,543	(672)	6,975	1,002
Comprehensive (income)/loss attributable to non-controlling interests	(19)	16	13	2
Comprehensive income/(loss) attributable to Trip.com Group Limited	7,524	(656)	6,988	1,004
Earnings per ordinary share
— Basic	32.51	16.25	98.78	14.19
— Diluted	30.75	15.67	92.02	13.22
Earnings per ADS
— Basic	4.06	2.03	12.35	1.77
— Diluted	3.84	1.96	11.50	1.65
Weighted average ordinary shares outstanding
— Basic shares	66,300,808	68,403,426	70,983,996	70,983,996
— Diluted shares	71,775,893	70,924,623	80,244,014	80,244,014
Share-based compensation included in Operating expense above is as follows:
Product development	1,013	934	919	132
Sales and marketing	186	156	144	21
General and administrative	635	617	651	94

The accompanying notes are an integral part of these consolidated financial statements.
F-
4

TRIP.COM GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2019
(In millions, except for share and per share data)

	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	21,530	19,923	2,862
Restricted cash	4,244	1,824	262
Short-term investments	36,753	23,058	3,312
Accounts receivable, net	5,668	7,661	1,100
Due from related parties	1,642	2,779	399
Prepayments and other current assets	9,557	12,710	1,826

Total current assets	79,394	67,955	9,761

Long-term deposits and prepayments	768	1,000	144
Long-term loan receivable	—	21	3
Long-term receivables due from related parties	229	25	4
Land use rights	94	91	13
Property, equipment and software	5,872	6,135	881
Investments	26,874	51,278	7,366
Goodwill	58,026	58,308	8,375
Intangible assets	13,723	13,173	1,892
Right-of-use assets	—	1,207	173
Deferred tax assets	850	976	140

Total assets	185,830	200,169	28,752

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	36,011	30,516	4,383
Accounts payable	11,714	12,294	1,766
Due to related parties	492	400	57
Salary and welfare payable	3,694	4,829	694
Taxes payable	1,019	1,449	208
Advances from customers	9,472	11,675	1,677
Accrued liability for customer reward program	528	478	69
Other payables and accruals	5,854	7,541	1,083

Total current liabilities	68,784	69,182	9,937

Deferred tax liabilities	3,838	3,592	516
Long-term debt	24,146	19,537	2,806
Long-term lease liability	—	749	108
Other long-term liabilities	329	264	38

Total liabilities	97,097	93,324	13,405

Commitments and contingencies (Note 20)
MEZZANINE EQUITY
Redeemable non-controlling interests	—	1,142	164

SHAREHOLDERS’ EQUITY
Share capital (US$0.01 par value; 175,000,000 shares authorized, issued shares as of December 31, 2018 and 2019: 72,051,945 and 77,015,525; outstanding shares as of December 31, 2018 and 2019: 69,122,824 and 74,086,404)	5	6	1
Additional paid-in capital	73,876	83,614	12,010
Statutory reserves	484	635	91
Accumulated other comprehensive loss	(1,482)	(1,505)	(216)
Retained earnings	15,943	22,803	3,275
Less: Treasury stock (2,929,121 and 2,929,121 shares as of December 31, 2018 and 2019, respectively)	(2,111)	(2,111)	(303)

Total Trip.com Group Limited shareholders’ equity	86,715	103,442	14,858

Non-controlling interests	2,018	2,261	325

Total shareholders’ equity	88,733	105,703	15,183

Total liabilities, mezzanine equity and shareholders’ equity	185,830	200,169	28,752

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(In millions, except for share and per share data)

	Ordinary shares (US$0.01 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2016	64,155,412	5	65,820	238	1,010	6,829	(3,247,307)	(2,236)	71,666	3,984	75,650

Issuance of ordinary shares for the exercise of stock options	1,639,073	—	621	—	—	—	—	—	621	—	621
Share-based compensation	—	—	1,834	—	—	—	—	—	1,834	—	1,834
Appropriations to statutory reserves	—	—	—	146	—	(146)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	723	—	—	—	723	—	723
Unrealized securities holding gains	—	—	—	—	4,686	—	—	—	4,686	—	4,686
Reclassification adjustment resulting from disposal of available-for-sale debt investment	—	—	—	—	(40)	—	—	—	(40)	—	(40)
Early Termination of call option	—	—	650	—	—	—	—	—	650	—	650
Issuance of ordinary shares for early Conversion of Convertible Notes	1,043,375	—	2,234	—	—	—	—	—	2,234	—	2,234
Early Termination of Convertible Notes	318,170	—	37	—	—	—	318,170	125	162	—	162
Net income	—	—	—	—	—	2,155	—	—	2,155	19	2,174
Acquisition of additional shares in subsidiaries	444,624	—	145	—	—	—	—	—	145	(2,458)	(2,313)
Business combination	—	—	—	—	—	—	—	—	—	234	234
Balance as of December 31, 2017	67,600,654	5	71,341	384	6,379	8,838	(2,929,137)	(2,111)	84,836	1,779	86,615

The accompanying notes are an integral part of these consolidated financial statements.
F-
6

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(In millions, except for share and per share data)

	Ordinary shares (US$0.01 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Cumulative effect of adoption of new accounting standard (Note 2)	—	—	—	—	(6,093)	6,093	—	—	—	—	—
Issuance of ordinary shares for the exercise of stock options	1,522,154	—	653	—	—	—	—	—	653	—	653
Share-based compensation	—	—	1,707	—	—	—	—	—	1,707	—	1,707
Appropriations to statutory reserves	—	—	—	100	—	(100)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(1,072)	—	—	—	(1,072)	—	(1,072)
Unrealized securities holding losses	—	—	—	—	(696)	—	—	—	(696)	—	(696)
Early Termination of Convertible Notes	16	—	—	—	—	—	16	—	—	—	—
Net income / (loss)	—	—	—	—	—	1,112	—	—	1,112	(16)	1,096
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	394	394
Disposal of shares in subsidiaries	—	—	4	—	—	—	—	—	4	(34)	(30)
Acquisition of additional shares in subsidiaries	—	—	(224)	—	—	—	—	—	(224)	(378)	(602)
Non-controlling interest in subsidiary disposed of in Business Combination	—	—	395	—	—	—	—	—	395	4	399
Business combination	—	—	—	—	—	—	—	—	—	269	269
Balance as of December 31, 2018	69,122,824	5	73,876	484	(1,482)	15,943	(2,929,121)	(2,111)	86,715	2,018	88,733

The accompanying notes are an integral part of these consolidated financial statements.
F-
7

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(In millions, except for share and per share data)

	Ordinary shares (US$0.01 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip .com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Issuance of ordinary shares for the exercise of stock options	854,749	—	467	—	—	—	—	—	467	—	467
Share-based compensation	—	—	1,680	—	—	—	—	—	1,680	34	1,714
Appropriations to statutory reserves	—	—	—	151	—	(151)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(289)	—	—	—	(289)	—	(289)
Unrealized securities holding gains	—	—	—	—	266	—	—	—	266	—	266
Accretion of redeemable non-controlling interests	—	—	—	—	—	(44)	—	—	(44)	—	(44)
Net income / (loss)	—	—	—	—	—	7,055	—	—	7,055	(57)	6,998
Deconsolidation of shares in subsidiaries	—	—	—	—	—	—	—	—	—	(45)	(45)
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	19	19
Disposal of shares in subsidiaries	—	—	2	—	—	—	—	—	2	—	2
Equity transaction in which a non-controlling interest in a subsidiary is exchanged for a non-controlling interest in another subsidiary	—	—	(25)	—	—	—	—	—	(25)	25	—
Business combination	—	—	—	—	—	—	—	—	—	267	267
Share issuance for the investments	4,108,831	1	7,614	—	—	—	—	—	7,615	—	7,615
Balance as of December 31, 2019	74,086,404	6	83,614	635	(1,505)	22,803	(2,929,121)	(2,111)	103,442	2,261	105,703
The accompanying notes are an integral part of these consolidated financial statements.

F-
8

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(In millions)

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	2,174	1,096	6,998	1,004
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	1,834	1,707	1,714	247
Equity in loss of affiliates	65	32	347	50
Loss from disposal of property, equipment and software	52	41	28	4
Gain on deconsolidation of subsidiaries	—	—	(161)	(23)
Gain on disposal of long-term investment	(1,416)	(1,181)	(318)	(46)
(Gain)/loss from disposal of a subsidiary	(11)	2	11	2
Impairments of long-term investment	411	—	205	29
Provision/(settlement) of provision and contingent liability balances related to an equity method investment	967	61	(603)	(87)
Changes in fair value for equity investments measured at fair value	—	3,064	(2,334)	(335)
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition	—	(249)	(196)	(28)
Gain on foreign currency forwards	—	—	(105)	(15)
Provision for doubtful accounts	98	69	191	27
Depreciation of property, equipment and software	490	546	656	94
Amortization of intangible assets and land use rights	393	436	440	63
Amortization of right of use assets	—	—	354	51
Deferred income tax benefits	(168)	(632)	(176)	(25)
Changes in current assets and liabilities, net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions, net of deconsolidations:
Increase in accounts receivable	(52)	(704)	(2,041)	(293)
Decrease/(increase) in due from related parties	259	(1,280)	(1,054)	(151)
Decrease/(increase) in prepayments and other current assets	410	(2,039)	(2,245)	(322)
Decrease/(increase) in long-term receivables	45	(41)	146	21
Increase in accounts payable	171	3,687	540	78
(Decrease)/increase in due to related parties	(359)	73	62	9
Increase in salary and welfare payable	954	220	1,143	164
(Decrease)/increase in taxes payable	(140)	42	407	58
(Decrease)/increase in advances from customers	(341)	1,333	2,211	318
Decrease in accrued liability for customer reward program	(49)	(82)	(50)	(7)
Increase in other payables and accruals	1,282	914	1,163	168

Net cash provided by operating activities	7,069	7,115	7,333	1,055

Cash flows from investing activities:
Purchase of property, equipment and software	(471)	(673)	(823)	(118)
Cash paid for long-term investments	(1,541)	(4,387)	(15,834)	(2,274)
Cash paid for business combinations, net of cash acquired	(309)	1	(212)	(31)
Purchase of intangible assets	(23)	(35)	(11)	(2)
(Increase)/decrease in short-term investments	(13,936)	(8,811)	15,011	2,156
Cash received from loans to the users	441	1,022	2,553	367
Cash paid for loans to the users	(580)	(998)	(2,748)	(395)
Net change in loans to the users with terms of less than three months	(252)	(918)	(1,084)	(156)
Cash received from disposal of long-term investments	1,453	723	719	103
Cash used from deconsolidation of a subsidiary, net of cash disposed	—	—	(3)	—
Cash used from disposal of subsidiaries, net of cash received	(11)	(2)	19	3

Net cash used in investing activities	(15,229)	(14,078)	(2,413)	(347)

F-
9

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(In millions)

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from/(repayment of) short-term bank loans, net	2,137	11,768	(3,079)	(442)
Proceeds from long-term bank loans	6,202	2,973	5,146	739
Repayment of long-term loan, including current portion	—	—	(3,147)	(452)
Proceeds from exercise of share options	732	677	467	67
Cash paid for acquisition of additional equity stake in subsidiaries	(1,759)	(1,196)	(220)	(32)
Cash paid for settlement of convertible notes	—	(3,297)	(10,048)	(1,443)
Proceeds from securitization debt	—	608	1,074	154
Cash paid for settlement of securitization debt	—	—	(608)	(87)
Cash received from non-controlling shareholders	58	393	1,159	166
Proceeds from Early Termination of Purchased Call Option	650	—	—	—

Net cash provided/(used) by financing activities	8,020	11,926	(9,256)	(1,330)

Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	(47)	819	309	44
Net (decrease)/increase in cash and cash equivalents, restricted cash	(187)	5,782	(4,027)	(578)
Cash and cash equivalents, restricted cash, beginning of year	20,179	19,992	25,774	3,702

Cash and cash equivalents, restricted cash, end of year*	19,992	25,774	21,747	3,124

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	1,575	1,315	1,496	215
Cash paid for interest, net of amounts capitalized	1,218	1,444	1,637	235
Supplemental schedule of non-cash investing and financing activities
Conversion of convertible senior notes	2,396	—	—	—
Non-cash consideration paid for business acquisitions, investments and non-controlling interest	(1,179)	(942)	(400)	(57)
Share issuance as the consideration for equity investment	—	—	(7,615)	(1,094)
Accruals related to purchase of property, equipment and software	(42)	(22)	(144)	(21)
Unpaid cash consideration for business acquisitions and acquisition of additional shares of subsidiary	(626)	(188)	—	—

*	As of December 31, 2017, cash and cash equivalents and restricted cash are RMB18.2 billion and RMB1.7 billion respectively.

The accompanying notes are an integral part of these consolidated financial statements.

F-
10

TRIP.COM GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in RENMINBI (RMB) unless otherwise stated)
1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Trip.com Group Limited (the “Company”, formerly known as Ctrip.com International, Ltd.), its subsidiaries, VIEs and VIEs’ subsidiaries. The Company, its subsidiaries, the consolidated VIEs and their subsidiaries are collectively referred to as the “Group”.
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

F-
11

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
The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs’ subsidiaries:
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
Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB900,000,000 as of December 31, 2019.

F-
12

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and mainly provides domestic tour services and air-ticketing
services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of December 31, 2019.
Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds
a
domestic travel agency license and is engaged in the provision of air-ticketing
service. Two senior officers of the Company hold 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB500,000,000 as of December 31, 2019.
Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various domestic and cross-border business licenses of Qunar. Two senior officers of the Company hold 100% of the equity interest in Qunar Beijing. The registered capital of Qunar Beijing was RMB11,000,000 as of December 31, 2019.
The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.
As of December 31, 2019, the Company has various agreements with its consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.
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
Technical Consulting and Services Agreements:
Ctrip Travel Information and Ctrip Travel Network, each a wholly owned PRC subsidiary of ours, provide our consolidated affiliated Chinese entities, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, our consolidated affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2019, our consolidated affiliated Chinese entities paid Ctrip Travel Information a quarterly fee based on the number of transportation tickets sold in the quarter, at an average rate of

RMB4 (US$0.5) per ticket. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. Ctrip Travel Information
or
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

F-
13

Share Pledge Agreements:
The shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, have pledged their respective equity interests in the applicable consolidated affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such consolidated affiliated Chinese entities of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. In the event any of such consolidated affiliated Chinese entity breaches any of its obligations or any shareholder of such consolidated affiliated Chinese entities breaches his or her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests after the pledge is registered with the relevant local branch of SA
MR
, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the PRC citizen(s) designated by us. These share pledge agreements are effective until two years after the pledgor and the applicable consolidated affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.
As of the date of this annual report, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the relevant contractual arrangements mentioned herein. After the pledge is registered with the relevant local branch of SA
MR
, Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge, along with this agreement, will be effective upon registration with the local branch of the SA
MR
, and will expire when all obligations under the relevant contractual arrangements have been satisfied or when each of Hui Cao and Hui Wang completes a transfer of equity interest and ceases to hold any equity interest in Qunar Beijing. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are otherwise substantially similar to the terms described in the foregoing paragraph.
Loan Agreements:
Under the loan agreements we entered into with the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, we extended long-term business loans to these shareholders of our consolidated affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of such consolidated affiliated Chinese entities. These business loan amounts were injected into the applicable consolidated affiliated Chinese entities as capital and cannot be accessed for any personal uses. The loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the travel agency, or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our consolidated affiliated Chinese entities, as described in the following paragraph, and the loan agreements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.
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

F-
14

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
There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect from January 1, 2020. The new Foreign Investment Law of the PRC repealed simultaneously the Wholly Foreign-owned Enterprise Law of the PRC, Sino-foreign Equity Joint Venture Law of the PRC and Sino-foreign Cooperative Joint Ventures Law of the PRC. Therefore, the general regulations for companies’ set up and operation in the PRC including the foreign-invested companies shall comply with the Company Law of the PRC unless provided in the PRC Foreign Investment Laws. In December 2019, the Implementing Regulation of the Foreign Investment Law has been promulgated by the State Council which has come into force as of January 1, 2020. The Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that the VIE entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.
Summary financial information of the Group’s VIEs in the consolidated financial statements
Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB2.1 billion as of December 31, 2019. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

F-
15

Summary financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows:

	As of December 31,
	2018	2019
	RMB(in millions)	RMB(in millions)
Total assets	26,574	33,394
Less: Inter-company receivables	(5,228)	(8,235)
Total assets excluding inter-company	21,346	25,159
Total liabilities	23,405	29,594
Less: Inter-company payables	(14,117)	(18,689)
Total liabilities excluding inter-company	9,288	10,905

As of December 31, 2018 and 2019, the VIEs’ assets mainly consisted of cash and cash equivalent (December 31, 2018: RMB7.2 billion, December 31, 2019: RMB6.9 billion), short-term investment (December 31, 2018: RMB4.3 billion, December 31, 2019: RMB4.0 billion), accounts receivable (December 31, 2018: RMB2.9 billion, December 31, 2019: RMB4.3 billion), prepayments and other current assets (December 31, 2018: RMB3.6 billion, December 31, 2019: RMB5.1 billion) and investments
(non-current)
(December 31, 2018: RMB2.3 billion, December 31, 2019: RMB3.7 billion). The inter-company receivables of RMB5.2 billion and RMB
8.2

billion as of December 31, 2018 and 2019 mainly represented the receivables by a VIE to one of the Company’s wholly-owned subsidiaries for treasury cash management purpose.
As of December 31, 2018 and 2019, the VIEs’ liabilities mainly consisted of accounts payable (December 31, 2018: RMB3.4 billion, December 31, 2019: RMB3.7 billion), other payables and accruals (December 31, 2018: RMB1.7 billion, December 31, 2019: RMB1.7 billion), advance from customers (December 31, 2018: RMB2.3 billion, December 31, 2019: RMB3.2 billion) and short-term debt (December 31, 2018: RMB1.2 billion, December 31, 2019: RMB365
m
illion). The inter-company payables of RMB14.1 billion and RMB
18.7

billion as of December 31, 2018 and 2019 mainly represented
service fees payable to the WFOEs

(Ctrip Travel Information, Ctrip Travel Network, and Qunar Software each a wholly owned PRC subsidiary of ours, “WFOEs”) under
the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries’ perspectives.
The following table set forth the summary of results of operations of the VIEs and their subsidiaries of the Company:

	For the year ended December 31,
	2017	2018	2019
	RMB(in millions)	RMB(in millions)	RMB(in millions)
Net revenues	8,237	8,357	9,572
Cost of revenues	2,490	2,983	3,627
Net income	863	170	89

As aforementioned, the VIEs mainly conduct transportation ticketing and advertising businesses. Revenues from VIEs accounted for around 27% of the Company’s total revenues in 2019.
The VIEs’ net income before the deduction of the inter-company consulting fee charges were RMB2.7 billion, RMB1.5 billion and RMB1.7 billion for the years ended December 31, 2017, 2018 and 2019, respectively.
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
The amount of service fees paid by all the VIEs as a percentage of the VIEs’ total net income were 68.3%, 88.5% and 94.6% for the years ended December 31, 2017, 2018 and 2019, respectively.
The following tables set forth the summary of cash flow activities of the VIEs and their subsidiaries of the Company:

	For the year ended December 31,
	2017	2018	2019
	RMB(in millions)	RMB(in millions)	RMB(in millions)
Net cash provided by/ (used in) operating activities	1,232	591	(517)
Net cash used in investing activities	—	—	—
Net cash provided by financing activities	—	—	—

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

F-
16

Foreign currencies
The Group’s reporting currency is RMB. The Company’s functional currency is US$. The Company’s operations are conducted through the subsidiaries and VIEs where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into RMB.
Transactions denominated in currencies other than functional currencies are remeasured at the exchange rates quoted by the People’s Bank of China (the “PBOC”) and the Hong Kong Association of Banks (the “HKAB”), prevailing or averaged at the dates of the transaction for PRC and Hong Kong subsidiaries respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are remeasured using the applicable exchange rates quoted by the PBOC and HKAB at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of income/(loss).
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

The foreign currency translation adjustments are not subject to tax.
Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB
6.9618

on December 31, 2019, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.
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
Short-term investments
Short-term investments represent i) held-to-maturity investments which are due in one year and stated at amortized cost; ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year, and iii) foreign currency forward contracts which are short-term. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of income and comprehensive income.
Derivative Instruments
Derivative instruments are carried at fair value. The fair values of the derivative financial instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date.
The Group’s derivative instruments primarily consisted of foreign currency forward contracts which are used to economically hedge certain foreign denominated liabilities and reduce, to the extent practicable, the potential exposure to the changes that exchange rates might have on the Group’s earnings, cash flows and financial position. As the derivative instruments do not qualify for hedge accounting treatment, changes in the fair value are reflected in other income of the consolidated statements of income and comprehensive income. The Company started to enter into derivative instruments contracts in 2019. As of December 31, 2019 and for the year then ended, the balance of the derivative instruments and the total amount of fair value changes is not material.
Installment credit and nonrecourse securitization debt
The Company provides installment credit solutions to users. Such amounts are recorded at the outstanding principal amount less allowance for doubtful accounts, and include accrued interest receivable and presented in receivable related to financial services in Note 3.
Since 2018, the Company entered into asset backed securitization arrangements with third-party financial institution and set up a securitization vehicle which issued revolving debt securities to third party investors. The Company consolidated the servicer of the securitized debt since economic interests are retained in the form of subordinated interests and it acts as the servicer of securitization vehicles. The proceeds from the issuance of debt securities are reported as securitization debt. The securities are repaid as collections on the underlying collateralized assets occur and the amounts are included in “short-term debt and current portion of long-term debt” (Note 12) or “long-term debt” (Note 17) according to the contractual maturities of the debt securities.
As of December 31, 2018 and December 31, 2019, the
collateralized receivable related to financial services were
RMB733

million and
RMB
1.2

b
illion, respectively, and the
non-
collateralized receivable
related to financial services were RMB
818
 million and
 RMB
1.6

b
illion, respectively.

F-
17

As of December 31, 2018 and 2019, the total allowance for the receivable related to financial services was not material. The Company recognized the interest income from the receivable related to financial services in Revenue – Others. The interest expenses in relation to the nonrecourse securitization debt were recognized in the cost of revenue. For the years ended December 31, 2018 and 2019, the interest incomes and the interest expenses were not material.
The gross amount of the credits provided to users is presented in the investing section of the cash flow statement unless the term of the receivables is 3 month or less, in which case it is presented on a net basis by deducting the repayment from the users.
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
Property, equipment and software
Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	30 - 40 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	3-5 years
Computer equipment	3 - 5 years
Furniture and fixtures	3 - 5 years
Software	3 - 5 years

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
On January 1, 2018, the Company adopted financial instruments accounting standard ASU No. 2016-01, which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. The standard also require
d
 the Company to reclassify the accumulated unrealized gain or loss of the equity investments measure
d
at fair value that were previously recognized in other comprehensive income to retained earnings on the date of the adoption. Upon the adoption, the Company reclassified approximately RMB6.1 billion of accumulated other comprehensive income, reflective of the net unrealized gain for the equity securities with
readily determi
nable fair values
that existed as of January 1, 2018, into retained earnings.
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

F-
18

Fair value measurement of financial instruments
Financial assets and liabilities of the Group primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, derivative
i
nstruments, accounts receivable, due from related parties,
available-for-sale
debt investments, equity securities, accounts payable, due to related parties, advances from end users, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2018 and 2019, except for derivative
i
nstruments, long-term debt, equity securities and
available-for-sale
debt investments, carrying values of these financial instruments approximated their fair values because of their generally short maturities. The Company reports derivative
i
nstruments, equity securities and
available-for-sale
debt investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. The Company disclosed the fair value of its long-term debts
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
In November 2019, the Company obtained control of an online travel agency company in which the Company previously had held 51% equity interest with substantive participating rights being held by the non-controlling shareholder. The Company obtained control of the acquiree when the non-controlling shareholder agreed to remove these substantive participating rights. The deemed consideration was the previous held 51% equity interest with the fair value of RMB259 million. The net assets assumed based on their fair values was RMB115 million, including cash acquired with amount of RMB11 million. The fair value of non-controlling interest was measured as RMB249 million, taking into account a non-controlling discount. The goodwill recognized for the acquisition was RMB393 million which is primarily reflects the expected synergies. The Company also recognized a gain from the re-measurement of its previously held equity interest to the fair value with amount of RMB196 million and reported in other income (Note 2). Based on the Company’s assessment, the financial results of the acquiree were not material to the Company and the supplement pro-forma financial information is therefore not presented.
F-
19

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
capital.
The net liability assumed based on their fair values was RMB212 million, including cash acquired with amount of RMB482 million. The fair value of non-controlling
interest amounting to RMB15 million was measured based on the purchase price, taking into account a discount reflective of the non-controlling
nature of the interest. The newly identifiable intangible assets were RMB269 million which primarily consist of brand name which is amortized over 10 years on a straight-line basis. The deferred tax liability of RMB67 million as recognized in associated with the identifiable intangible assets. The goodwill recognized for the acquisition was RMB1.2 billion which is primarily made up of the expected synergies from combining operations of the acquiree and the acquirer, which do not qualify for separate recognition.
Other than the acquisitions disclosed above, none of other acquisition occurred during the periods presented was material to its businesses or financial results. Other immaterial acquisitions in 2017, 2018 and 2019 with total consideration of RMB251 million, RMB553 million and RMB17 million respectively resulted in goodwill increase of RMB291 million, RMB621 million and nil respectively, and intangible assets increase of

RMB56 million
, RMB118 million and nil respectively.
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
As of December 31, 2019, there
was
no event or any circumstance that the Company identified, which indicated that the fair value of the Company’s reporting unit was substantially lower than the respective carrying value. There was no
impairment of goodwill during the years ended December 31, 2017, 2018 and 2019. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated.
Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete
agreements, customer list, supplier relationship, technology and business relationship as of December 31, 2018 and 2019. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three
to
ten years.
The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2018 and 2019. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.
The Company reviews intangible assets with indefinite lives annually for impairment or earlier, if an indication of impairment exists.

F-
20

No impairment on other intangible assets was recognized for the years ended December 31, 2017, 2018 and 2019.
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
Accrued liability for customer reward program
The Company’s end users participate in a loyalty points program. The points awarded from services can be redeemed for cash or used to purchase gifts on the Company’s website and mobile platforms.
The estimated incremental costs of the loyalty points program are recognized as sales and marketing expense, or as reduction of the revenue, depending on whether it can be redeemed to gifts or red
eemed
for
 cash, and accrued for as a current liability. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2018 and 2019, the Company’s accrued liability for its customer reward program amounted to RMB528 million and RMB478 million, respectively, based on the estimated liabilities under the customer reward program. For the years ended December 31, 2017, the expenses recognized for the customer rewards program was approximately RMB100 million. The expenses recognized for the customer rewards program were immaterial
for the years ended December 31,
2018
and 2019.
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
Revenue recognition
On January 1, 2018, the Company adopted revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), using the full retrospective transition approach under which the Company’s previously issued financial statements for 2017 were retrospectively adjusted.
The

standard did not change the presentation of the Group’s revenues, which continues to be substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts for merchant business where the Group undertakes substantive inventory risks by pre-purchasing inventories. However, the timing of revenue recognition for certain revenue streams is changed under the standard.
Accommodation reservation services
The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancellable
which is the point considered when the Company completes its performance obligation in accommodation reservation services which include reservation and various post-booking services. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Group, generally, does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled hotel reservations. The amount of accommodation reservation services revenues recognized at gross basis were immaterial
during the years ended December 31, 2017, 2018 and 2019, respectively.
Transportation ticketing services
Transportation ticketing services revenues mainly represent revenues from tickets reservations and other related services. The Group receives commissions from travel suppliers for ticketing services through the Group’s transaction and service platform under various services agreements. Commissions from ticketing services rendered are recognized after tickets are issued as this is when the Group’s performance obligation is satisfied. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled ticket reservations is minimal in the past. The amount of transportation ticketing services revenues recognized at gross basis were immaterial
during the years ended December 31, 2017, 2018 and 2019, respectively.

F-
21

Packaged-tour
The Group receives referral fees from travel product providers for packaged-tour products and services through the Group’s transaction and service platform. Referral fees are recognized on the departure date of the tours as this is when the Group’s performance obligation is satisfied. The Group presents revenues from such transactions on a net basis in the statements of income when the Group does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled packaged-tour products reservations. The amounts of packaged-tour products and services revenues recognized at gross basis were immaterial during the years ended December 31, 2017. While the Group expanded the merchant business in 2018 for packaged-tour products, the Group presents majority of its packaged-tour products and services revenues recognized on net basis for the year ended December 31, 2018 and 2019.
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
Other businesses
Other businesses comprise primarily of online advertising services and financial services.
The Company receives advertising revenues, which principally represent the sale of banners or sponsorship on the website and mobile from end users. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided. The Company recognizes the interest income from the receivable related to financial services ratably over the loan period (Note 2 Installment credit and nonrecourse securitization debt).
Allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews on a periodic basis for doubtful accounts for the outstanding trade receivable balances and the receivable related to financial services
based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. The following table summarized the details of the Company’s allowance for doubtful accounts:

	2017	2018	2019
	RMB (in millions)
Balance at beginning of year	59	129	156
Provision for doubtful accounts	98	69	191
Write-offs	(28)	(42)	(91)

Balance at end of year	129	156	256

Cost of revenues
Cost of revenues consists primarily of payroll compensation of customer service center personnel, credit card service fee, payments to travel suppliers, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by the Group’s transaction and service platform which are directly attributable to the rendering of the Group’s travel related services and other businesses.
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
Sales and marketing
Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB5.1 billion, RMB6.0 billion and RMB5.5 billion for the years ended December 31, 2017, 2018 and 2019 respectively, are charged to the statements of income as incurred.

F-
22

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
Share incentive plans
In October, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”). As of December 31, 2018 and 2019, 3,400,231 and 2,438,190 options and 569,497 and 429,354 RSUs were outstanding under the 2007 Incentive Plan.
In June, 2017, the Company adopted a Global Share Incentive Plan (“Global Incentive Plan”). The Company granted 3,286,756 and 1,690,090 new share options and 87,465 and 18,750 new RSUs to employees with 4 year requisite service period for year ended December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, 3,308,777 and 4,357,922 options and 67,709 and 71,742 RSUs were outstanding under the Global Incentive Plan.
In December, 2019, the Company completed a one-time
m
odification of
share
o
ptions (the “Modification”)
,
pursuant to which eligible employees were able to
exchange ever
y
four
of
the
share options that were granted under the 2017
I
ncentive Plan and the Global Incentive Plan, with

the
exercise price exceeding US$320 per ordinary share,
for one new
option entitling each eligible grantee to purchase one ordinary share at the exercis
e
 p
r
ice
 o
f
US$0.01 with
the original vesting schedules remaining unchanged. As a result of the Modification,

835,849 options
were
exchange
d
for
209,026
 new
options.
The incremental compensation cost of the Modification was immaterial.
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
F-
23

The following table summarized the Company’s share option activity under all the option plans, which has reflected the effect of the Exchange of Qunar Share Incentive Plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2016	5,532,515	157.82	4.54	900
Granted (including grants in exchange for Qunar options )	631,166	43.03
Exercised	(1,353,697)	68.95
Forfeited	(99,226)	133.92
Outstanding at December 31, 2017	4,710,758	168.80	4.72	867
Granted	3,286,756	204.65
Exercised	(1,050,382)	92.58
Forfeited	(238,124)	171.61
Outstanding at December 31, 2018	6,709,008	198.19	5.62	366
Granted	1,690,090	158.95
Exercised	(735,416)	91.14
Forfeited	(240,747)	167.40
Modified	(835,849)	338.91
Converted from modification	209,026	0.01
Outstanding at December 31, 2019	6,796,112	177.71	5.63	679
Vested and expect to vest at December 31, 2019	6,453,834	177.98	5.56	643
Exercisable at December 31, 2019	2,517,635	186.23	3.30	229

The Company’s current practice is to issue new shares to satisfy share option exercises.
The

expected-to-vest
options are the result of applying the
pre-vesting

forfeiture rate assumptions of
8
% to total unvested option
s
.

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$268.32 (US$33.54 per ADS) as of December 31, 2019 and the exercise price for in-the-money
options) that would have been received by the option holders if all in-the-money
options had been exercised on December 31, 2019.
The total intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 were US$522 million US$356 million and US$162 million, respectively.

The weighted average fair value of options granted during the years ended December 31, 2017, 2018 and 2019 was US$376.78, US$150.38 and US$155.76 per share, respectively.
As of December 31, 2019, there was US$576 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.5 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB732 million, RMB677 million and RMB467 million for the year ended December 31, 2017, 2018 and 2019, respectively. The transfer agent was engaged by the Company to collect the exercise proceeds and remitted on regular basis and these amounts were included in “prepayments and other current assets”.
The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the years ended December 31, 2017, 2018 and 2019:

	2017	2018	2019
Risk-free interest rate	1.73%-1.94%	2.52%-3.09%	1.40%-2.44%
Expected life (years)	5.0	5.0	5.0
Expected dividend yield	0%	0%	0%
Volatility	46%-48%	42%- 44%	42%-43%
Fair value of options at grant date per share	from US$ 142.29 to US$ 430.87	from US$ 88.51 to US$ 350.71	from US$90.96 to US$259.03

F-
24

The following table summarized the Company’s RSUs activities under all incentive plans (in US$, except shares):

	Number of Shares	Weighted average grant date fair value(US$)
Restricted shares

Unvested at December 31, 2016	1,462,239	263.28

Granted	15,664	323.92
Vested	(285,375)	191.21
Forfeited	(96,806)	274.71

Unvested at December 31, 2017	1,095,722	281.91

Granted	87,465	331.69
Vested	(471,773)	261.48
Forfeited	(74,208)	294.08

Unvested at December 31, 2018	637,206	302.45

Granted	18,750	298.64
Vested	(119,334)	295.11
Forfeited	(35,526)	309.72

Unvested at December 31, 2019	501,096	303.54

As of December 31, 2019, there was US$32 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 0.2 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.
Leases
The Company applie
d
ASC 842, Leases, on January 1, 2019 on a modified retrospective basis and has elected not to re
c
a
st
comparative periods. The Company determines if an arrangement is a lease at inception. Operating leases are primarily for office and operation space and are included in right-of-use (“ROU”) assets, other payables and accruals and long-term lease liabilities on its consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
For operating leases with a term of one year or less, the Company has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.
Upon the adoption of the new lease standard, on January 1, 2019, the Company recognized operating lease assets of RMB1.0 billion and total operating lease liabilities of RMB980 million (including a current liability of RMB322 million) in the consolidated balance. There was no impact to retained earnings at adoption.
Taxation
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered unlikely that some portion of, or all of, the deferred tax assets will not be realized.
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

F-
25

Other income/(expense)
Other income/(expense) consists of financial subsidies, investment income and foreign exchange gains/(losses). Financial subsidies are recognized as other income when received. Components of other income for the years ended December 31, 2017, 2018 and 2019 were as foll
o
ws:

	2017	2018	2019
	RMB ( in millions )
Fair value changes of equity securities investments	—	(3,064)	2,334
(Provision)/settlement of provision and contingent liability balances related to an equity method investment (Note 13)	(967)	(61)	603
Subsidy income	264	469	589
Gain on disposal of long-term investments (Note 7)	1,416	1,181	318
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition (Note 2)	—	249	196
Impairments of long-term investments	(411)	—	(205)
Foreign exchange gains/(losses)	469	(17)	(378)
Others	108	168	173
Total	879	(1,075)	3,630

Statutory reserves
The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax
profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong
.
Dividends
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
under Regulation
S-X,
because such restrictions in substance do not prohibit the Company’s subsidiaries or VIEs from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities should be complied with. As of December 31,
2019
, the restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB7 billion.
As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2017, 2018 and 2019 were RMB12 billion, RMB16 billion and RMB22 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.
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

F-
26

Earnings/(loss) per share
In accordance with
“Computation of Earnings Per Share”
, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Vested but unexercised stock options with exercise prices that represent little or no consideration are included in the weighted average shares outstanding in the basic earnings per share calculation.
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
The Company primarily generates its revenues from the Greater China Area, for geographical information, please refer to Note 21.
Recent Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU update on the measurement of credit losses for certain financial assets measured at amortized cost and available-for-sale debt securities. For financial assets measured at amortized cost, this update requires an entity to (1) estimate its lifetime expected credit losses upon recognition of the financial assets and establish an allowance to present the net amount expected to be collected, (2) recognize this allowance and changes in the allowance during subsequent periods through net income and (3) consider relevant information about past events, current conditions and reasonable and supportable forecasts in assessing the lifetime expected credit losses. For available-for-sale debt securities, this update made several targeted amendments to the existing other-than-temporary impairment model, including (1) requiring disclosure of the allowance for credit losses, (2) allowing reversals of the previously recognized credit losses until the entity has the intent to sell, is more-likely-than-not required to sell the securities or the maturity of the securities, (3) limiting impairment to the difference between the amortized cost basis and fair value and (4) not allowing entities to consider the length of time that fair value has been less than amortized cost as a factor in evaluating whether a credit loss exists. The Company adopted this update in the first quarter of 2020 and applied this update on a modified retrospective basis. The adoption did not have a material impact to the Company’s Consolidated Financial Statements.
In January 2017, the FASB issued ASU 2017-04: Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.
It is more likely that, by adopting simplified measurement which eliminates the Step 2 from goodwill impairment test, an entity with the triggering event for goodwill impairment will recognize more goodwill impairment than it would do under the old model. The Group is currently assessing the impact of the adoption of this accounting standard, taking into considerations the COVID-19 outbreak which has been adversely affecting the Company’s business in the subsequent period in 2020.

F-
27

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement,” which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. The new guidance is effective for the fiscal years and interim reporting periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for the adoption of either the entire ASU or only the provisions that eliminate or modify the requirements. The Company is evaluating the effects, if any, of the adoption of this guidance on the fair value disclosure in the consolidated financial statements.
In April 2019, the FASB issued ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” Apart from the amendments to ASU 2016-13 mentioned above, the ASU also included subsequent amendments to ASU 2016-01, which the Company adopted in January 2018 (Note 2). For entities that have not yet adopted ASU 2017-12, the effective date is the same as ASU 2017-12. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. For entities that have adopted ASU 2017-12, the effective date is as of the beginning of the first annual reporting period beginning after issuance of this Update The Company is evaluating the effects, if any, of the adoption of these guidance on the Company’s financial position, results of operations and cash flows.
In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact.
Certain risks and concentration
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2017, 2018 and 2019, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality based on their credit ratings. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.
No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2017, 2018 and 2019. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2018 and 2019.
3.	PREPAYMENTS AND OTHER CURRENT ASSETS
Components of prepayments and other current assets as of December 31, 2018 and 2019 were as follows:

	2018	2019
	RMB (in millions)
Prepayments and other deposits	6,877	8,395
Receivable related to financial services (Note 2)	1,551	2,777
Prepaid expenses	401	406
Receivables from financial institution	151	200
Others	577	932

Total	9,557	12,710

4.	LONG-TERM DEPOSITS AND PREPAYMENTS

The Group’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies and hotel suppliers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.
Components of long-term deposits and prepayments as of December 31, 2018 and 2019 were as follows:

	2018	2019
	RMB (in millions)
Prepayments for purchase of long lived assets	127	517
Deposits paid to airline suppliers	243	209
Deposits paid to advertising suppliers	164	88
Deposits paid to hotel suppliers	70	36
Others	164	150

Total	768	1,000

F-
28

5.	LAND USE RIGHTS
Land use rights are amortized under straight-line method through the respective period of land rights, which are from
40-50
years. Amortization expense for the years ended December 31, 2017, 2018 and 2019 was approximately RMB3 million, RMB3 million and RMB3 million, respectively. As of December 31, 2018 and 2019, the net book value was RMB94 million and RMB91 million respectively.
6.	PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2018 and 2019 were as follows:

	2018	2019
	RMB (in millions)
Buildings	5,418	5,423
Computer equipment	1,145	1,217
Website-related equipment	771	1,187
Furniture and fixtures	292	383
Software	215	313
Leasehold improvements	146	188
Construction in progress	9	11
Less: accumulated depreciation and amortization	(2,124)	(2,587)

Total net book value	5,872	6,135

Depreciation expense for the years ended December 31, 2017, 2018 and 2019 was RMB490 million, RMB546 million and RMB656 million, respectively.
7.	INVESTMENTS
The Company’s long-term investments are consisted of the follows:

	2018	2019
	RMB (in millions)
Debt investments	5,107	17,604
Equity investments	21,767	33,674

	26,874	51,278

Debt investments
Held to maturity debt securities
Held to maturity investments were time deposits and financial products in commercial banks with maturities of more than one year with the carrying amount of RMB2.4 billion and RMB15.1 billion as of December 31
, 2018
and 2019
respectively.

As of December 31, 2018 and 2019, the weighted average maturities periods are 1.5 years and 1.5 years, respectively.
Available-for-sale
debt investments
The following table summarizes the Company’s
available-for-sale
debt investments as of December 31, 2019 (RMB in millions):

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value
Available-for-sale debt investments	2,693	257	(402)	2,548

F-
29

The following table summarizes the Company’s
available-for-sale
debt investments as of December 31, 2018 (RMB in millions):

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value
Available-for-sale debt investments	2,633	236	(152)	2,717
For the years ended December 31, 2017, 2018 and 2019, the unrealized securities holding gain, net of tax of RMB305 million, RMB(16) million and RMB5 million, respectively, was reported in other comprehensive income.
Equity investments
Equity securities with readily determinable fair values
The following table summarizes the Company’s equity securities with readily determinable fair values as of December 31, 2019 (RMB in millions):

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value
Equity securities with readily determinable fair values	4,406	6,052	(421)	10,037
The following table summarizes the Company’s equity securities with readily determinable fair values as of December 31, 2018 (RMB in millions):

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value
Equity securities with readily determinable fair values	5,520	4,320	(845)	8,995
Equity securities without readily determinable fair values
Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance
common stock, are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying value of equity securities without readily determinable fair values was RMB584 million and RMB596 million as of December 31, 2018 and 2019 respectively. There is no fair value changes related to these investments for the years ended December 31, 2018 and 2019
.
None of the investments individually is considered as material to the Group’s financial position.
In 2017, 2018 and 2019, the Company disposed certain equity securities without readily determinable fair values for total consideration of RMB1.4 billion, RMB261 million and
 RM
B
0
 million
,

respectively, which results a gain of RMB1.4 billion, RMB122 million, and a loss of
RMB1 million as reported in other income, respectively. In 2018, the Company also paid certain equity securities without readily determinable fair values with amount of RMB294 million for business acquisition.
In 2017, 2018 and 2019, the Company made investments in equity investments without readily determinable fair values with amount of RMB0.2 billion, RMB92 million and RMB89 million, respectively.
Equity method investments
In December 2016, in connection of share exchange transaction with BTG and Homeinns, the Company exchanged its previously held equity interest in Homeinns for 22% equity interest of BTG. The Company applied equity method to account for the investment in BTG on one quarter lag basis. As of December 31, 2018 and 2019, the carrying value of its investment in BTG were RMB2.7 billion and RMB2.8 billion respectively, the change of which primarily relates to the equity income recognized.
Tujia used to be a subsidiary of the Company. In 2015, after a private placement of Tujia, the Company lost the control in Tujia. In 2017, Tujia completed a restructure and its offline business was assumed by a newly established company and the Company converted part of its preferred shares investment in Tujia to common shares of Tujia and the newly established company. The Company applies equity method for its common shares investment
s
on Tujia

and the newly established company
on one quarter lag basis. The preferred shares investment in Tujia was continued to be accounted for as available-for-sale
debt security. The Company concluded it does not have control over Tujia whilst it has majority ownership of Tujia since the Company does not have control of the board of directors of Tujia, which makes all the significant decisions of Tujia.

As of December 31,
2018 and 2019, fair value of the preferred shares were
 RMB1.6
billion and RMB1.5 billion respectively. As of December 31, 2018 and 2019, the carrying value of the equity method investments were
RMB1.2 billion and RMB1.0
billion respectively, the change of which primarily relates to the equity loss recognized.

F-
30

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
E-dragon
are classified as
available-for-sale
debt security. In March 2018,
E-dragon
consummated a merger with LY.com with share swap transaction. The Company received an equity method investment in the enlarged group with previously held equity investment and preferred shares of
E-dragon
be exchanged. The Company recognized the gain of RMB847 million as reported in other income on receipts the shares in the enlarged group in 2018, and recognized the gain of RMB million as reported in other income
when certain accrued tax related indemnification liability for the other shareholders of LY.com was reversed based on the final settlement in 2019.
For the year ended December 31, 2018, the Company acquired additional equity interest with total consideration of
RMB1.4 billion. After these transactions, the Company has 27% equity interest in the enlarged group and applied equity method for this investment. As of December 31, 2018 and 2019, the carrying value of its equity investment was RMB5.3 billion and RMB5.5 billion respectively, the change of which primarily relates to the equity income recognized.
The Company used to hold approximately 10% equity interest in MakeMyTrip and accounted for the investment as equity securities with readily determinable fair values
.
In August 2019, the Company consummated a share exchange transaction with

Naspers Limited (“Naspers”), a shareholder of MakeMyTrip, pursuant to which Naspers exchange
d
certain ordinary shares and Class B convertible ordinary shares of MakeMyTrip for the Company’s newly issued 4,108,831 ordinary shares. Concurrent with the share exchange, the Company made the investment in a third-party investment entity by contributing certain ordinary shares and class B shares of MakeMyTrip held by the Company and recorded the investment using equity method.

After these transactions, the Company owns ordinary shares and class B shares of MakeMyTrip, representing approximately
49% of MakeMyTrip’s total voting power with the total consideration of approximately US$1.2 billion
(RMB8.7 billion), which included US$1.0 billion (RMB6.9 billion) newly issued ordinary shares of the Company and US$0.2 billion (RMB1.8 billion)
of its previously held equity investment. The Company applied equity method to account for the investment in MakeMyTrip on one quarter lag basis. As of December 31, 2019, the carrying value of its investment was

RMB
8.5 billion
.
The Company made some investments in several third party investment funds and accounted for the investments under equity methods on one quarter lag basis. As of December 31, 2018 and 2019, the carrying value of these investments were RMB1.2 billion and RMB2.5 billion respectively.
As of December 31, 2018 and 2019, the carrying value of the rest equity method investments were RMB1.8 billion and RMB2.8 billion, respectively.
The Company summarizes the condensed financial information of the Company’s equity investments as a group below in accordance
with Rule
 4-08
of Regulation
S-X
(RMB in millions).

	2017	2018	2019
	Equity investments	Equity investments	Equity investments
Operating data:
Revenue	14,243	17,429	28,423
Gross profit	8,145	11,513	17,608
Income from operations	80	294	2,590
Net (loss)/income	(223)	990	970
Net loss attributable to equity method investments companies	(79)	(81)	(440)
Add: Equity dilution impact	14	7	93
Add: Gain from disposal of equity method investments	—	42	—
Equity in (loss)/income of affiliates	(65)	(32)	(347)

	2017	2018	2019
Balance sheet data:
Current assets	9,836	26,612	41,940
Long-term assets	16,553	37,435	45,968
Current liabilities	8,061	20,404	31,769
Long-term liabilities	6,191	12,011	10,677
Non-controlling interests	324	232	342
For the years ended December 31, 2017, 2018 and 2019, the total cash paid for equity method investments was RMB0.2 billion, RMB1.7 billion and RMB1.4 billion, respectively.

F-
31

Impairments
The Company performs impairment assessment of its investments by considering factors including, but not limited to, current economic and market conditions as well as the operating performance of the investees. Impairment charges in connection with the equity securities with readily determinable fair value before the adoption of new financial instrument accounting standard of RMB116 million was recorded for the years ended December 31, 2017. Impairment charges in connection with the available-for-sale
debt investment of

RMB156 million, nil and RMB150 million were recorded for the years ended December 31, 2017, 2018 and 2019, respectively. Impairment charges in connection with the equity securities without readily determinable fair value of RMB139 million, nil
and
RMB55 million
were recorded for the years ended December 31, 2017, 2018 and 2019, respectively.
Impairment charges in connection with the equity method investments of RMB64 million, RMB61 million and nil were recorded for the years ended December, 31, 2017, 2018 and 2019, respectively. The impairment was recorded in “Other income/ (expense)” (Note 2).
8.	FAIR VALUE MEASUREMENT
In accordance with ASC
820-10,
the Company measures financial products, time deposits, derivative instruments, available-for-sale
debt investments and equity securities with readily determinable fair value at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) and Shanghai Stock Exchange (SSE). Financial products, time deposits and derivative instruments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale
debt investments
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
Assets measured at fair value on a recurring basis are summarized below (in millions):

	Fair Value Measurement at December 31, 2019 Using
	Level 1	Level 2	Level 3	Fair Value at December 31, 2019
	RMB	RMB	RMB	RMB	US$
Assets
Financial products	—	25,679	—	25,679	3,689
Time deposits (with the maturity of more than three months)	—	12,319	—	12,319	1,769
Derivative:
Foreign currency forward contacts (with the maturity of less than one year)	—	116	—	116	17
Equity securities	10,037	—	—	10,037	1,442
Available-for-sale debt investments	—	—	2,548	2,548	366
Total Assets	10,037	38,114	2,548	50,699	7,283
Liabilities
Derivative:
Foreign currency forward contacts (with the maturity of more than one year)	—	9	—	9	1
Total Liabilities	—	9	—	9	1

	Fair Value Measurement at December 31, 2018 Using
	Level 1	Level 2	Level 3	Fair Value at December 31, 2018
	RMB	RMB	RMB	RMB	US$
Financial products	—	33,185	—	33,185	4,827
Time deposits (with the maturity of more than three months)	—	5,958	—	5,958	866
Equity securities	8,995	—	—	8,995	1,308
Available-for-sale debt investments	—	—	2,717	2,717	395

Total	8,995	39,143	2,717	50,855	7,396

F-
32

The roll forward of major Level 3 investments are as following:

Total
RMB(in millions)
Fair value of Level 3 investments as at December 31, 2017	5,708
Transfer into Level 3	69
New addition	150
Disposal of investments	(2,655)
Effect of exchange rate change	121
The change in fair value of the investments	(676)

Fair value of Level 3 investments as at December 31, 2018	2,717
Transfer into Level 3	55
New addition	153
Disposal of investments	(93)
Effect of exchange rate change	25
Other than temporary impairment	(205)
The change in fair value of the investments	(104)

Fair value of Level 3 investments as at December 31, 2019	2,548

Management determined the fair value of these Level 3 investments based on income approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of December 31, 2019 are as following:

Unobservable Input
Revenue growth rate	3%~85%
Weighted average cost of capital	15%~16%
Lack of marketability discount	10%~15%
Expected volatility	38%~46%
Probability	Liquidation scenario: 35%~70% Redemption scenario: 30% IPO scenario: 30%~35%

9.	GOODWILL

Goodwill, which is not tax deductible, represents the synergy effects of the business combinations. The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2019 were as follows:

	2018	2019
	RMB (in millions)
Balance at beginning of year	56,246	58,026
Acquisition	1,786	393
Disposals and immaterial others	(6)	(111)

Balance at end of year	58,026	58,308

Goodwill resulting from the business combinations completed in the years ended December 31, 2019 has been allocated to the single reporting unit of the Group. For the years ended December 31, 2017, 2018 and 2019, the Company did not have goodwill impairment. As of December 31, 2019, there had not been any accumulated goodwill impairment provided.

F-
33

10.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2018 and 2019 were as follows:

	2018	2019
	RMB (in millions)
Intangible asset
Intangible assets to be amortized
Business Relationship (Representing the relationship with the travel service providers and other business partners)	1,858	1,844
Technology	751	633
Others	518	518
Intangible assets not subject to amortization
Trade mark	11,613	11,613
Others	163	159

	14,903	14,767

Less: accumulated amortization
Intangible assets to be amortized
Business Relationship	(671)	(923)
Technology	(353)	(450)
Others	(156)	(221)

	(1,180)	(1,594)

Net book value
Intangible assets to be amortized
Business Relationship	1,187	921
Technology	398	183
Others	362	297
Intangible assets not subject to amortization
Trade mark	11,613	11,613
Others	163	159

	13,723	13,173

Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Company amortizes its finite-lived intangible assets using the straight-line method:

Business Relationship	5-10 years
Technology	5-10 years
Others	3-10 years

Amortization expense for the years ended December 31, 2017, 2018 and 2019 was approximately RMB391 million, RMB433 million and RMB437 million respectively.
The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows:

Amortization
RMB (in millions)
2020	418
2021	255
2022	217
2023	163
2024	158

1,211

11.	LEASES

The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining lease terms of one year
to
ten years
.
Operating lease costs were
RMB

 million for the
year
ended December 31, 2019.
Supplemental cash flow information related to leases were as follows:

2019
RMB (in millions)
Cash paid for amounts included in the measurement of lease liabilities	403
Right-of-use assets obtained in exchange for operating lease liabilities	497

F-
34

Supplemental consolidated balance sheet information related to leases were as follows:

As of December 31, 2019
RMB (in millions)
Right-of-use assets	1,207
Current lease liabilities included within Other payables and accruals	438
Long-term lease liabilities	749

Total lease liabilities	1,187

Weighted average remaining lease term	4 years
Weighted average discount rate	4.2%

Maturities of lease liabilities are as follows:

As of December 31, 2019
RMB ( i n millions)
2020	426
2021	351
2022	239
2023	141
2024	48
Thereafter	100

Total operating lease payments	1,305
Less: imputed interest	(118)

Total	1,187

As of December 31, 2019, the operating lease arrangem
ents of the Company, primarily for offices premises, that have not yet commenced is immaterial.

For the year ended December 31, 2019, the variable lease costs, short-term lease costs and sub-lease income are immaterial.
At December 31, 2018, minimum lease payments for operating leases under the previous lease standard (“ASC 840”) were as follows (in millions):

As of December 31, 2018
RMB (in millions)
2019	335
2020	225
2021	154
2022	96
2023	73
Thereafter	114

Total minimum lease payments	997

For the years ended December 31, 2017 and 2018, the Company recognized lease expense of RMB445 million and RMB502 million, respectively, under ASC 840.
12.	SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

	2018	2019
	RMB (in millions)
Short-term bank borrowings and current portion of long-term loan	25,090	21,118
Securitization debt	608	—
2020 Notes (Note 17)	—	4,873
2022 Notes (Note 17)	6,703	—
2025 Notes (Note 17)	—	2,785
2019 Booking Notes (Note 17)	3,438	—
2020 Booking Notes (Note 17)	—	1,740
2022 Booking Notes (Note 17)	172	—

Total	36,011	30,516

F-
35

As of December 31, 2019, the Company obtained short-term bank borrowings of RMB21.1 billion (US$3.0 billion) in aggregate, of which RMB6.7 billion (US$1.0 billion) were collateralized by bank deposits of RMB2.7 billion (US$392 million) classified as restricted cash and/or short-term investment of RMB4.7 billion (US$678 million)
. The weighted average interest rate for the outstanding borrowings was approximately 3.79%.
The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2018 and 2019.
As of December 31, 2019,

RMB
4.9
 billion of 2020 Notes and RMB
1.7
 billion of 2020 Booking Notes are classified as short-term debt to present that the Notes may be redeemed or mature within one year. As of December 31, 2019, RMB
2.8
 billion of 2025 Notes are reclassified as short-term debt because the 2025 Notes holders had a non-contingent
option to require the Company to repurchase for cash all or any portion of their 2025 Notes on July 1, 2020.
13.	RELATED PARTY TRANSACTIONS AND BALANCES
During the years ended December 31, 2017, 2018 and 2019 significant related party transactions were as follows:

	2017	2018	2019
	RMB(in millions)
Commissions from Tongcheng-eLong (a)	—	190	217
Commissions from eLong (a)	573	63	—
Commissions from Huazhu (a)	77	61	72
Commissions from BTG (a)	63	93	91
Commissions to Tongcheng-eLong (b)	—	516	579
Commissions to eLong (b)	244	66	—
Commissions to Baidu (b)	80	67	—
Commissions to LY.com (b)	70	6	—

(a)	BTG, Huazhu and eLong , have entered into agreements with the Company, respectively, to provide hotel rooms for our end users. In 2018, eLong completed a merger with LY.com and the enlarged group Tongcheng-eLong supersedes eLong to provide hotel rooms for our end users. The transactions above represent the commissions earned from these related parties.

(b)
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

As of December 31, 2018 and 2019, significant balances with related parties were as follows:

	2018	2019
	RMB( in millions)
Due from related parties, current:
Due from Tongcheng-eLong	1,278	2,149
Due from others	364	630
	1,642	2,779
Due from related parties, non-current:
Due from Skysea (a)	207	—
Due from others	22	25
	229	25
Due to related parties, current:
Due to Tongcheng-eLong	263	181
Due to others	229	219
	492	400

F-
36

(a)	In 2017, based on the impairment assessment by considering the operating results, market condition and business updates, a provision of RMB536 million for the loan and receivable balance due from Skysea was provided and a liability of RMB367 million for the contingent payable was recorded in “Other payables and accruals” which reflected the then best estimates of the liability to be assume by the Company and offset by the proceeds from the net realisable value of Skysea in the event of winding down of its business. In 2019, Skysea completed its winding down of the business and the Company entered into the final settlement with Skysea. According to the final settlement, the Company collected the amount due from Skysea and settled the provision and contingent liability of RMB603 million (recognized as other income), which includes RMB236 million previously made for loan receivable and RMB367 previously made for contingent payables.

14.	EMPLOYEE BENEFITS

The Group’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, housing fund, unemployment insurance and pension benefits. The PRC subsidiaries and VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB1.6 billion, RMB1.7 billion and RMB2.0 billion for the years ended December 31, 2017, 2018 and 2019 respectively.
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

F-3
7

Income/(loss) from domestic and foreign components before income tax expenses

	2017	2018	2019
	RMB (in millions)
Domestic	5,852	4,663	8,983
Foreign	(2,328)	(2,742)	104

Total	3,524	1,921	9,087

The income/(loss) from foreign components mainly includes the gain/(loss) from the equity securities investments measured at fair value, share based compensation charge, foreign exchange gain/(loss) and interest income/(loss) incurred in its overseas companies.
Composition of income tax expense
The current and deferred portion of income tax expense included in the consolidated statements of income for the years ended December 31, 2017, 2018 and 2019 were as follows:

	2017	2018	2019
	RMB (in millions)
Current income tax expense	1,453	1,425	1,918
Deferred tax benefit	(168)	(632)	(176)

Income tax expense	1,285	793	1,742

Income tax expense was RMB1.7
b
illion (US$250 million) in the year ended December 31, 201
9
,
increase from
RMB793
m
illion in the year ended 201
8
. The effective income tax rate in year ended December 31, 201
9
was 19%, as compared to 41% in the year ended 201
8
, mainly due to
the change in profitability of the Group and changes in the profits of the Company’s subsidiaries with different tax rates.
Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31, 2017, 2018 and 2019 were as follows:

	2017	2018	2019
Statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries with preferential tax rates	6%	(23%)	(9%)
Non-deductible expenses and non-taxable income incurred	3%	37%	1%
Change in valuation allowance	2%	2%	2%

Effective CIT rate	36%	41%	19%

The change in the Group’s effective tax rates from year over year is primarily attributable to the tax differential from certain subsidiaries with preferential tax rates, the non-deductible expenses and tax effects from investing activities.
The
non-deductible
expenses are primarily attributable to the share-based compensation charge of RMB1.8 billion, RMB1.7 billion and RMB1.7 billion for the years ended December 31, 2017, 2018 and 2019, respectively, and the losses from the equity securities investments measured at fair value change of RMB3.1 billion for the year ended December
3
1,
2018.
For the years ended December 31, 2017, 2018 and 2019, such non-deductible expense increased the effective tax rate of 13%, 41% and 5%, respectively, by using enacted tax rate of 25%. The non-taxable income are primarily attributable to the gains from the equity securities investments measured at fair value change of RMB2.3 billion for the year ended December
2019.
For the year ended December 31, 2019, such non-taxable income decreased the effective tax rate of
5%
by using enacted tax rate of
25
%. In 2017, the remaining impact from the non-taxable income come from the other income incurred by the Company which is also not subject to income tax.
The provisions for income taxes for the years ended December 31, 2017, 2018 and 2019 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain subsidiaries and VIEs of the Company. The following table sets forth the effect of preferential tax on China operations:

	2017	2018	2019
	RMB ( i n millions, except per share data)
Tax holiday effect	345	520	762
Basic net income per ADS effect	0.65	0.95	1.34
Diluted net income per ADS effect	0.60	0.92	1.19

F-3
8

For the years ended December 31, 2017, 2018 and 2019, the impacts on effective tax rates from the Company’s major subsidiaries with preferential tax rates are as follows:

	Impact on the effective tax rates
		2017	2018	2019
Ctrip Computer Technology	15%	(1.6%)	(5.5%)	(2.4%)
Ctrip Travel Information	15%	(1.6%)	(4.0%)	(1.0%)
Ctrip Travel Network	15%	(1.6%)	(5.7%)	(1.9%)
Chengdu Information	15%	(2.1%)	(3.2%)	(0.8%)
The Company and its subsidiaries in Hong Kong and Cayman	16.5%, 0%	15.4%	1.7%	(0.9%)
Qunar and subsidiaries	15%	(1.0%)	(5.0%)	(1.5%)
Others	15%	(1.1%)	(1.3%)	(0.5%)
Total		6.4%	(23.0%)	(9.0%)

Significant components of deferred tax assets and liabilities:

	2018	2019
	RMB (in millions)
Accrued expenses	532	673
Loss carry forward	191	372
Accrued liability for customer reward related programs	57	68
Accrued staff salary	65	138
Others	243	207
Subtotal	1,088	1,458
Less: Valuation allowance of deferred tax assets	(238)	(482)
Total deferred tax assets	850	976

Deferred tax liabilities:
Recognition of intangible assets arise from business combinations and unrealized holding gain	(3,838)	(3,592)
Net deferred tax liabilities	(2,988)	(2,616)

Movement of valuation allowances:

	2017	2018	2019
	RMB (in millions)
Balance at beginning of year	150	197	238
Current year additions	47	41	244

Balance at end of year	197	238	482

As of December 31, 2018 and 2019, valuation allowance of RMB238 million and RMB482 million was mainly provided for operating loss that could be carried forwards related to certain subsidiary based on then assessment where it is more likely than not that such deferred tax assets will not be realized. The increase of the valuation allowance for the year ended December 31, 2019 was mainly the provision for year of 2019 operating losses incurred by certain subsidiaries. If events were to occur in the future that would allow the Company to realize more of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.
As of December 31, 2019, the Group had net operating tax loss carry forwards amounted to RMB1.7
b
illion which will expire from
2020 to 2024 if not used.
As of December 31, 2018 and 2019, the unrecognized tax benefit and accrual is nil
.
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

9

16.	OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2018 and 2019 were as follows:

	2018	2019
	RMB (in millions)
Accrued operating expenses	3,735	5,413
Deposits received from travel suppliers and packaged-tour users	836	1,044
Payable related to acquisition and investments	226	76
Accruals for property and equipment	22	144
Provision related to an equity method investment (Note 13)	367	—
Others	668	864
Total	5,854	7,541

17.	LONG-TERM DEBT

	2018	2019
	RMB ( in millions)
2020 Notes	4,813	—
2025 Notes	2,750	—
2022 Notes	—	353
2020 Booking Notes	1,719	—
2025 Booking and Hillhouse Notes	6,876	6,962
2022 Booking Notes	—	174
Long-term loan	8,035	10,981
Securitization debt	—	1,074
Less: Debt issuance cost	(47)	(7)

Total	24,146	19,537

As of December 31, 2019, the fair value of the Company’s long-term debt, based on Level 2 inputs, was RMB19.5 billion.
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

F-
40

Absent a fundamental change (as defined in the indenture for the 2025 Notes), each holder of the 2025 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on July 1, 2020, as a result the 2025 Notes were reclassified from long-term to short-term as of December 31, 2019. If the holders do not redeem on July 1, 2020, the holders will lose such right, as a result the 2025 Notes will not be due until 2025, and it will be reclassified to long-term after July 1, 2020. If a fundamental change (as defined in the indenture for the 2025 Notes) occurs at any time, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on the date notified in writing by the Company in accordance with the indenture for the 2025 Notes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. The 2025 Notes are generally not redeemable prior to the maturity date of July 1, 2025, except that the Company may, at its option, redeem all but not part of the 2025 Notes in accordance with the indenture for the 2025 Notes if the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction.
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
In August 2019, the Company notified holders of the 2022 Notes of their rights under the relating indenture to require the Company to purchase all of or portion of such notes on September 15, 2019, which we refer to as the Put Right. In September 2019, as a result of exercise of aforementioned early redemption right, the Company redeemed US$924 million (RMB6.6 billion) aggregate principal amount of the 2022 Notes as requested by the holders. The remaining RMB353 million were reclassified as long-term debt as of December 31, 2019 as it may not be redeemed or mature within one year.
The Company assessed the 2020 Notes, 2025 Notes and 2022 Notes (collectively as “Notes”), the 2015 Purchased Call Option (the “Purchased Call Options”) and the 2015 Sold Warrants (the “Sold Warrants”) under ASC 815 and concluded that:
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
Description of Booking and Hillhouse Notes
On August 7, 2014, the Company issued Convertible Senior Note (the “2019 Booking Note”) at an aggregate principal amount of US$500 million to an indirect subsidiary of the Booking Group. The Booking 2019 Note wa
s due on August 7, 2019 and bears interest of 1% per annum, which will be paid semi-annually beginning on February 7, 2015. The Booking 2019 Note w as
 convertible into the Company’s ADSs with an initial conversion price of approximately US$81.36 per ADS. In 2019, the 2019 Booking Notes with principal amount of US$500 million
(RMB3.4 billion) have all been redeemed for cash.
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

F-4
1

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
Long-term Loans from Commercial Banks
As of December 31, 2018 and 2019, the Company obtained long-term borrowings of
RMB8.0 billion
and
RMB
11.0 billion
in aggregate collateralized by bank deposits, properties and/or stock at one or more of its wholly-owned subsidiaries. The weighted average interest rate for the outstanding borrowings as of December 31, 2018 and 2019 was approximately
3.99%
an
d
3.65%.
Securitization Debt
As of December 31, 2019, securitization debt represents the revolving debt securities which are collateralized by the receivable related to financial services. The revolving debt securities have the terms ranged from two year to four year with the annual interest rate from 3.85% to 6.90%. The revolving debt securities do not contain significant covenant.
18.	REDEEMABLE NON-CONTROLLING INTERESTS

One of the Company’s subsidiaries issued redeemable preferred shares amounting to RMB1.1 billion to certain third party investors in 2019. The preferred shares are redeemable at holder’s option if the subsidiary fails to complete a qualified IPO in a pre-agreed period of time since its issuance with a redemption price measured by
10%
interest per year. The preferred shares are therefore accounted for as redeemable non-controlling interests in mezzanine equity and are accreted to the redemption value over the period starting from the issuance date.
For the year ended December 31, 2019, the Company recognized accretion of
RMB44
million to the respective redemption value of the preferred share over the period starting from issuance date with a corresponding reduction to the retained earnings.
19.	EARNINGS PER SHARE
Basic earnings per share and diluted earnings per share were calculated as follows:

	2017	2018	2019
	RMB (in millions, except for share and per share data)
Numerator:
Net income attributable to Trip’s shareholders	2,155	1,112	7,011
Eliminate the dilutive effect of interest expense of convertible notes	52	—	373

Numerator for diluted earnings per share	2,207	1,112	7,384

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding	66,300,808	68,403,426	70,983,996
Dilutive effect of share options	2,978,969	2,521,197	1,976,959
Dilutive effect of convertible notes	2,345,083	—	7,283,059
Dilutive effect of convertible notes sold warrants	151,033	—	—

Denominator for diluted earnings per ordinary share	71,775,893	70,924,623	80,244,014

Basic earnings per ordinary share	32.51	16.25	98.78

Diluted earnings per ordinary share	30.75	15.67	92.02

Basic earnings per ADS	4.06	2.03	12.35

Diluted earnings per ADS	3.84	1.96	11.50

F-4
2

All the convertible senior notes were included in the computation of diluted EPS in 2019.
All the convertible senior notes had anti-dilutive impact and were excluded in the computation of diluted EPS in 2018. The 2018, 2020, 2025 and 2022 Notes, the 2025 Booking and Hillhouse Notes and 2022 Booking Notes were not included in the computation of diluted EPS in 2017 because the inclusion of such instrument would be anti-dilutive.
For the years ended December 31, 2017, 2018 and 2019, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings/(loss) per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2017	2018	2019
Convertible Notes	8,281,479	9,604,548	—
Outstanding weighted average stock options	99,695	2,521,197	1,976,959

	8,381,174	12,125,745	1,976,959

20.	COMMITMENTS AND CONTINGENCIES

Capital commitments
As of December 31, 201
9
, the Company had outstanding capital commitments totaling RMB13 million, which consisted of capital expenditures of property, equipment and software.
Deposit under guarantee arrangement
In connection with its air ticketing business, the Group is required by an affiliate of Civil Aviation Administration of China (“CAAC”) and International Air Transport Association (“IATA”) to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 201
9
, the total quota of the air tickets that the Company was entitled to issue was up to RMB1.1 billion. The total amount of the deposit the Company paid was RMB146 million.
Based on the guarantee arrangements and historical experience, the maximum amount of the future payments of Company is approximately RMB943 million which is the guaranteed amount of the air ticket that the Company could issue rather than a financial guarantee. The Company will be liable to pay only when it issues the air tickets to its users and such payable is included in the accounts payable. Therefore, the Company believes the guarantee arrangements do not constitute any contractual and constructive obligation of the Company and has not recorded any liability beyond the amount of the tickets that have already been issued.
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
21.	GEOGRAPHIC INFORMATION

The following table presents revenue by geography area, the Greater China and all other countries, based on the geography location of its websites for the year ended December 31, 2017, 2018 and 2019. No revenue result from an individual country other than the Greater China accounted for more than 10% of revenue for the presented years.

	2017	2018	2019
	RMB (in millions)
Total Revenue
The Greater China	24,678	28,064	31,256
Others	2,315	3,040	4,460

	26,993	31,104	35,716

3

22.	SUBSEQUENT EVENTS

In April 2020, the Company, as borrower, has entered into a facility agreement with certain financial institutions, for up to US$1.0 billion transferrable term and revolving loan facility with an incremental facility of up to
US$500
million. The Facilities have a 3-year tranche and a 5-year tranche. The proceeds borrowed under the Facilities may be used for the general working capital requirements, including repayment of any existing financial indebtedness.
As a result of the COVID-19 outbreak in the first quarter of 2020, the Company’s businesses, results of operation, financial positions and cash flows are materially and adversely affected in the first quarter of 2020 with potential continuing impacts on subsequent periods, including but not limited to the material adverse impact on the Group’s revenues as result of the travel restrictions as well as significant incremental costs and expenses incurred when facilitating its end users in their cancellations and refund requests. The impacts of COVID-19 may also include slower collection of receivables and additional allowance for doubtful accounts and significant downward adjustments or impairment to the Group’s long-term investments and goodwill if the impacts become other than temporary. Because of the significant uncertainties surrounding the COVID-19 which is still evolving, the extent of the business disruption, including the duration and the related financial impact on subsequent periods cannot be reasonably estimated at this time.
F-4
4