Form 20-F
period 2020-12-31
Trip.com Group Ltd
filed 2021-03-15
CIK 1269238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Jane Jie Sun, Chief Executive Officer
Telephone: +86 (21) 3406-4880
Facsimile: +86 (21) 5251-0000
968 Jin Zhong Road
Shanghai 200335
People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing 0.125 ordinary shares, par value US$0.01 per share	TCOM	Nasdaq Stock Market LLC (Nasdaq Global Select Market)
Ordinary shares, par value US$0.01 per share*

*	Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Global Select Market.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 74,953,392 ordinary shares, par value US$0.01 per share, as of December 31, 2020.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
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

•	“GMV” refers to gross merchandise volume, the total value of merchandise sold through our platform during a given period;

•
“Qunar” refers to Qunar Cayman Islands Limited, a Cayman Islands company, and unless the context requires otherwise, includes its predecessor entities and consolidated subsidiaries and consolidated affiliated Chinese entities;

•	“Renminbi” or “RMB” refers to the legal currency of China; “U.S. dollars” or “US$” refers to the legal currency of the United States; and “€” refers to the legal currency of Eurozone;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value of US$0.01 per share; and

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
This annual report on
Form 20-F
includes our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020.
Our reporting currency is Renminbi because our business is primarily conducted in China and most of our revenue is denominated in Renminbi. This annual report on Form
20-F
contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.5250 to US$1.00, which was the certified noon buying rate in effect as of December 31, 2020, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The certified noon buying rate in effect as of March 5, 2021 was RMB6.4960 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report on Form
20-F
could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A.
    Selected Financial Data
Selected Consolidated Financial Data
The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statements of income data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1.
The selected consolidated statements of income/(loss) data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.
Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2016 (1)	2017 (1)	2018 (1)	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Selected Consolidated Statements of Income/(Loss) Data
Net revenues	19,245	26,796	30,965	35,666	18,316	2,807
Cost of revenues	(4,730)	(4,678)	(6,324)	(7,372)	(4,031)	(618)

Gross profit	14,515	22,118	24,641	28,294	14,285	2,189
Operating expenses
—Product development (2)	(7,687)	(8,259)	(9,620)	(10,670)	(7,667)	(1,175)
—Sales and marketing (2)	(5,861)	(8,294)	(9,596)	(9,295)	(4,405)	(675)
—General and administrative (2)	(2,519)	(2,622)	(2,820)	(3,289)	(3,636)	(557)

Total operating expenses	(16,067)	(19,175)	(22,036)	(23,254)	(15,708)	(2,407)

(Loss)/income from operations	(1,552)	2,943	2,605	5,040	(1,423)	(218)

Net interest (expense)/income and other (expense)/income (3)	(192)	581	(684)	4,047	198	30

(Loss)/income before income tax expense and equity in (loss)/income of affiliates	(1,744)	3,524	1,921	9,087	(1,225)	(188)
Income tax expense	(482)	(1,285)	(793)	(1,742)	(355)	(54)
Equity in income/(loss) of affiliates	602	(65)	(32)	(347)	(1,689)	(259)
Net (loss)/income	(1,624)	2,174	1,096	6,998	(3,269)	(501)

	For the Year Ended December 31,
	2016 (1)	2017 (1)	2018 (1)	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Selected Consolidated Statements of Income/(Loss) Data
Net income/(loss) attributable to non-controlling interests	206	(19)	16	57	62	10
Accretion to redemption value of redeemable non-controlling interests (6)	—	—	—	(44)	(40)	(6)
Net (loss)/income attributable to Trip.com Group Limited	(1,418)	2,155	1,112	7,011	(3,247)	(497)
Earnings/(losses) per ordinary share data:
(Losses)/earnings per ordinary share (4) , basic	(23.97)	32.51	16.25	98.78	(43.21)	(6.62)
(Losses)/earnings per ordinary share (4) , diluted	(23.97)	30.75	15.67	92.02	(43.21)	(6.62)
Weighted average ordinary shares outstanding, basic	59,166,582	66,300,808	68,403,426	70,983,996	75,111,026	75,111,026
Weighted average ordinary shares outstanding, diluted	59,166,582	71,775,893	70,924,623	80,244,014	75,111,026	75,111,026

	As of December 31,
	2016 (1)	2017 (1)	2018 (1)	2019 (5)	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Balance Sheets Data
Cash and cash equivalents	18,435	18,243	21,530	19,923	18,096	2,773
Restricted cash	1,744	1,749	4,244	1,824	1,319	202
Short-term investments	14,113	28,130	36,753	23,058	24,820	3,804
Current assets	45,928	59,418	79,394	67,955	58,011	8,890
Investments (3)	20,533	25,574	26,874	51,278	47,943	7,348
Total assets	144,430	162,240	185,830	200,169	187,249	28,698
Current liabilities	30,295	42,162	68,784	69,182	58,369	8,945
Long-term debt	34,651	29,220	24,146	19,537	22,718	3,482
Total liabilities	68,898	75,625	97,097	93,324	85,682	13,132
Redeemable non-controlling interests (6)	—	—	—	1,142	—	—
Share capital	5	5	5	6	6	1
Total Trip.com Group Limited shareholders’ equity	71,548	84,836	86,715	103,442	100,354	15,380
Non-controlling interests	3,984	1,779	2,018	2,261	1,213	186
Total shareholders’ equity	75,532	86,615	88,733	105,703	101,567	15,566

Notes:

(1)
Effective from January 1, 2018, we adopted ASC Topic 606, a new accounting standard on the recognition of revenue issued by FASB in 2014, and have applied this accounting standard retrospectively to the years ended December 31, 2016 and 2017.

(2)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Product development	2,080	1,013	934	919	964	148
Sales and marketing	393	186	156	144	159	24
General and administrative	1,087	635	617	651	750	115

(3)
In 2017 and 2018, we disposed certain long-term investments and recognized a gain of RMB1.4 billion and RMB1.2 billion, respectively. In January 2018, we adopted a new financial instruments accounting standard ASU
No. 2016-01,
which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consideration. Fair value changes for such equity investments and exchangeable notes were a fair value loss of RMB3.1 billion, a fair value gain of RMB2.3 billion and a fair value loss of RMB612 million for the year ended December 31, 2018, 2019 and 2020, respectively. See “Item 5. Operating and Financial Review and Prospects — Results of Operations” for further information. The new standard also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments.

(4)	Each ADS represents 0.125 ordinary shares.

(5)
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

(6)
One of our subsidiaries issued redeemable preferred shares to certain third-party investors in 2019. These preferred shares are redeemable at a holder’s option when that subsidiary fails to complete a qualified IPO in a pre-agreed
period of time since its issuance with a redemption price measured by 10% interest per annum. These preferred shares are therefore accounted for as redeemable non-controlling
interests in mezzanine equity and are accreted to the redemption value over the period starting from the issuance date. In 2020, we lost the control in this subsidiary, and therefore financial position and results of operations of this subsidiary was deconsolidated.

B.
    Capitalization and Indebtedness
Not applicable.
C.
    Reasons for the Offer and Use of Proceeds
Not applicable.
D.
    Risk Factors
Risks Relating to Our Business and Industry
Pandemics (such as
COVID-19),
epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.
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
The current
COVID-19
pandemic has already adversely affected many aspects of our business. Since January 2020, we have experienced, and may continue to experience, a significant decline in travel demand resulting in significant user cancelations and refund requests and reduced new orders relating to international and domestic travel and lodging. Since February 2020, supply of domestic transportation tickets and international air tickets also has dropped significantly in response to comprehensive containment measures in China and other international regions. We have actively assisted our users in their cancelation and refund requests and have been working with our ecosystem partners to prepare for difficult market conditions, for which we have incurred and may continue to incur significant cash outflows.

In addition, our China-based facilities underwent temporary yet prolonged closure in February 2020, and most of our employees had worked from home for weeks before they reported back to work, both as part of China’s nationwide efforts to contain the spread of the
COVID-19.
We and our ecosystem partners are still recovering from the general shutdown and delay in commencement of operations in China. Even though our business is currently operational, if the
COVID-19
situation deteriorates, our service capacity and operational efficiency may be adversely affected again due to insufficient workforce as a result of temporary travel restrictions in China and the necessity to comply with disease control protocols in our business facilities. Our ecosystem partners’ abilities to timely deliver products and services and respond to rescheduling or cancelation requests have been, and again may be, adversely affected for similar reasons, especially those located in critical regions in China.
The global spread of
COVID-19
have also affected our overseas ecosystem partners and employees working outside China. While the duration of this disruption to our business and related financial impacts cannot be reasonably estimated at this time, we expect that our overseas business will continue to be adversely affected in 2021. The pandemic drove a significant decline in travel demand resulting in reservation cancelations and reduced new orders. In addition, the allowance for credit losses and impairments of long-term investments both increased. In response to the
COVID-19
pandemic, we have swiftly adopted cost control measures to mitigate a significant slowdown in user demand. For the year ended December 31, 2020, our revenues were materially and adversely affected as a result of the domestic and international travel restrictions and significant incremental costs and expenses incurred to facilitate our users’ cancelations and refund requests. In addition, we made provisions for the expected difficulty in collection of receivables, which resulted in additional allowance for expected credit losses from the receivables due from our customers, and significant downward adjustments and impairment to our long-term investments as the impacts of the
COVID-19
pandemic on certain of our long-term investments are considered to be other than temporary. Our net revenues for the year ended December 31, 2020 decreased by 49% from 2019. While the duration and the development of the pandemic is difficult to predict, our performance in terms of our key financial metrics such as revenues and gross margin generally improved starting from the third quarter of 2020 compared to the first two quarters, benefiting from the containment of the
COVID-19
pandemic in China starting from the third quarter of 2020. Quarantine measures or travel restrictions imposed by government authorities may significantly impede cross-border travel. We have seen a slower recovery of the international travel market and, in turn, a slower recovery of our international business. We have noted Chinese travelers shifting their preferences towards emerging demand for short-haul travel, local trips, and domestic boutique and premium accommodation experiences. We have introduced novel products in order to capture these emerging trends and have proactively leveraged our live streaming function to promote local attractions and activities. However, we cannot assure you that these initiatives will be effective as expected, or that we will be able to act promptly to cater to the travelers’ emerging traveling preferences in the future. We will continue to monitor and evaluate the financial impacts on our financial condition, results of operations, and cash flows in future periods. In the event of prolonged impact of the
COVID-19
pandemic on our financial condition and cash flows, we cannot assure you that additional financing will be available to us on reasonable terms, or at all, should we require it. The global spread of
COVID-19
pandemic in a significant number of countries around the world, such as the United States, has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. In addition, the recent financial turmoil leading to vitality in the financial and securities markets, especially since the
COVID-19
pandemic, has generally made access to capital less certain and increased the cost of obtaining new capital. As we manage through the slowdown in our business due to the
COVID-19
pandemic, we cannot assure you that additional financing will be available to us on reasonable terms, or at all.
Our China business showed strong recovery momentum starting from the third quarter of 2020. However, we cannot assure you that the
COVID-19
pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. Since the beginning of 2021, a few waves of
COVID-19
infections have emerged in various regions of China. In early 2021, precautionary measures, including varying levels of travel restrictions and encouragement of reduced travel during the Chinese New Year, were reinstated in China. These travel restrictions reduce users’ demand for our products, and are expected to materially and adversely affect our results of operations in the first quarter of 2021 and potentially beyond. We cannot assure you when these travel restrictions will be lifted. If the
COVID-19
pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.

Our business could suffer if we do not successfully manage current growth and potential future growth, or if we are unable to execute our strategies effectively.
Our business has grown significantly as a result of both organic growth of existing operations and acquisitions, and, despite the current
COVID-19
pandemic, we may experience such growth from time to time in the future. We have significantly expanded, and may further expand, our operations and workforce, as a result of the continued growth of our service offerings, user base, and geographic coverage. For example, we have invested in, and may continue to invest in, organic growth by rolling out new business initiatives focusing on a diverse range of areas including expanding our one-stop
travel offerings and upgrading our content capabilities. For the year ended December 31, 2020, we invested RMB7.7 billion (US$1.2 billion) in product development. If such new business initiatives fail to perform as expected, our financial condition and results of operations could be adversely affected. Our growth to date has placed, and our anticipated future operations will continue to place, significant strain on our management, systems, and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.
We are growing our global presence through a combination of owned brands, direct investments as well as strategic partnerships. As we continue to increase our product and service offerings, we will further upgrade our content capabilities and deliver more appealing content in new and diversified formats, including live streaming, to improve user engagement. In addition, we will continue to invest in AI, big data analytics, and cloud technologies, and further enhance our technology and cloud infrastructure. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to execute all these strategies successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.
We have sustained losses in the past and may experience earnings declines or net losses in the future.
We sustained net losses in the past, and we cannot assure you that we can sustain profitability or avoid net losses in the future. Although we swiftly adopted cost control measures in response to the
COVID-19
pandemic, our operating expenses may still increase in the future and the degree of increase in these expenses is largely based on anticipated growth, revenue trends and competitive pressure. As a result, any decrease or delay in generating additional sales volume and revenues and increase in our operating expenses may result in substantial operating losses. Moreover, consolidation of Qunar’s financial statements starting from December 31, 2015 had negatively impacted our financial statements previously, which may happen again in the future.
Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.
The
COVID-19
pandemic had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of the
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and certain other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. The terms of the United Kingdom’s exit from the European Union, commonly referred to as “Brexit,” resulting in market volatility and exchange rate fluctuations from time to time both globally and most specifically in the United Kingdom and rest of the Europe. Brexit has created significant uncertainty about the future relationship between the United Kingdom and the European Union. These developments, or the perception that any of them could occur, may adversely affect European and worldwide economic and market conditions. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations, and financial condition.

Our business and operations are primarily based in China and most of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and travel industry in China. Since we derive the majority of our revenues from accommodation reservation, transportation ticketing, and packaged-tour and in-destination
activity services in China, any severe or prolonged slowdown in the global or Chinese economy or the recurrence of any financial disruptions could reduce expenditures for travel, which in turn may adversely affect our results of operations and financial condition in a number of ways. For example, the weakness in the economy could erode consumer confidence which, in turn, could result in changes to consumer spending patterns relating to travel products and services. If consumer demand for travel products and services we offer decreases, our revenues may decline. Furthermore, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.
General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations.
Our business is significantly affected by the trends that occur in the travel industry in China and globally, including the accommodation reservation, transportation ticketing, and packaged-tour and in-destination
activity sectors. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The recent worldwide recession has led to a weakening in the demand for travel services. Other trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	actual or threatened war or terrorist activities;

•	the COVID-19 pandemic;

•	an outbreak of EVD, MERS, SARS, H1N1 flu, H7N9 flu, and avian flu, or any other serious contagious diseases;

•	increasing prices in the hotel, transportation ticketing, or other travel-related sectors;

•	increasing occurrence of travel-related accidents;

•	political unrest, civil strife, or other geopolitical uncertainty;

•
natural disasters or poor weather conditions, such as hurricanes, earthquakes, or tsunamis, as well as the physical effects of climate change, which may include more frequent or severe storms, flooding, rising sea levels, water shortage, droughts, and wildfires; and

•
any travel restrictions in China and elsewhere in the world, such as entry restrictions related to the
COVID-19
pandemic and quarantine measures or other security procedures implemented in connection with any major events in China and elsewhere in the world.

We could be severely and adversely affected by declines or disruptions in the travel industry and, in many cases, have little or no control over the occurrence of such events. Such events could result in a decrease in demand for our travel and travel-related products and services. This decrease in demand, depending on the scope and duration, could significantly and adversely affect our business and financial performance over the short and long term. For a discussion of impact of the
COVID-19
pandemic on our business, see “—Pandemics (such as
COVID-19),
epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”

If we are unable to maintain existing relationships with ecosystem partners and strategic alliances, or unable to establish new arrangements with ecosystem partners and strategic alliances at or on favorable terms or at terms similar to those we currently have, or at all, our business, market share, and results of operations may be materially and adversely affected.
We rely on ecosystem partners, such as hotels and airlines, and other third party agents to make their services available to users through us, and our business prospects depend on our ability to maintain and expand relationships with ecosystem partners and other third party agents. If we are unable to maintain satisfactory relationships with our existing ecosystem partners, or if our ecosystem partners establish similar or more favorable relationships with our competitors, or if our ecosystem partners increase their competition with us through their direct sales, or if any one or more of our ecosystem partners significantly reduce participation in our services for a sustained period of time or completely withdraw participation in our services, our business, market share, and results of operations may be materially and adversely affected. To the extent any of those major or popular ecosystem partners ceased to participate in our services in favor of one of our competitors’ systems or decided to require consumers to purchase services directly from them, our business, market share, and results of operations may suffer.
Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel partners to provide us with rooms at discounted prices. However, our contracts with our hotel partners are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel partners will renew our contracts in the future on favorable terms or terms similar to those we have agreed to. The hotel partners may reduce the commission rates on bookings made through us. Furthermore, in order to maintain and grow our business and to effectively compete with many of our competitors in all potential markets, we will need to establish new arrangements with hotels and accommodations of all ratings and categories in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. Such failure could harm the growth of our business and adversely affect our operating results and financial condition, which consequently will impact the trading price of our ADSs.
We derive revenues and other significant benefits from our arrangements with major domestic airlines in China and international airlines. Our airline ticket partners allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, they also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. On July 1, 2016, the four largest airlines in China announced that third-party ticketing agents are prohibited from selling tickets for domestic flights on third-party platforms, such as ours. Additionally, on July 1, 2016, most major domestic airlines also replaced their commissions and rebate incentives completely with a reduced, fixed “admin fee” per ticket. The loss of ecosystem partner relationships or further adverse changes in major business terms with our ecosystem partners would materially impair our operating results and financial condition as we would lose an increasingly significant source of our revenues.
We generated part of our revenues through commissions from ecosystem partners that we form strategic alliances with, including our hotel partners, airline ticket partners and other ecosystem partners. We cannot assure you, however, that we will be able to successfully establish and maintain strategic alliances with third parties which are effective and beneficial for our business. Our inability to do so could have a material adverse effect on our market penetration, revenue growth and profitability.
Strategic acquisition of complementary businesses and assets create significant challenges, such as dilutive effect on our equity securities and impact on our financial performance, that may materially and adversely affect our business, reputation, results of operations, and financial condition.
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
Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.
As part of our plan to expand our product and service offerings, we have made and intend to make strategic investments in the travel service industries in Greater China and overseas. In addition to our transactions relating to Qunar and Skyscanner described elsewhere in this annual report, the investments and acquisitions we made in the past few years include, among others: (i) our acquisition of 38% share capital of eLong, Inc. in May 2015, and a subsequent equity investment in the Tongcheng-Elong Holdings Limited (SEHK: 0780) in March 2018 in exchange for our prior holdings in eLong, Inc.; (ii) investment of approximately RMB3.0 billion in approximately 466 million A shares of China Eastern Airlines in a private placement; (iii) the exchange of our previously held equity interest in Homeinns Hotel Group for 22% equity interest of BTG Hotels (Group) Co., Ltd.; (iv) our share exchange with Naspers Limited and our investment in the ordinary shares and Class B shares of MakeMyTrip Limited, or MakeMyTrip, in August 2019; and (v) our acquisition of substantially all of the remaining equity interest of an offline travel agency company in which we previously held approximately 48% equity interest in May 2018. In addition, in November 2019, we and TripAdvisor, Inc. (Nasdaq: TRIP), or TripAdvisor, agreed on a strategic partnership to expand global cooperation through various contracts. We and TripAdvisor agreed through our respective subsidiaries to form and jointly control a joint venture. To broaden our product offerings and enrich our platform content, we and TripAdvisor have agreed to share inventory in travel categories by means of presenting travel product offerings and contents of both companies on our platform as well as on the platform of TripAdvisor. In November 2019, we obtained control of an online travel agency company in which we previously had held 51% equity interest with substantive participating rights being held by the non-controlling
shareholder. For a discussion of our investments and acquisitions, see “Item 4.B. Information on the Company — Business Overview — Strategic Investments and Acquisitions”
If the ADS or share prices of the public companies that we have invested in or may invest in the future which are classified as equity securities with readily determinable fair values investments decline and become lower than our share purchase prices, as have happened historically, we could record changes in fair value recorded in the income statement under U.S. GAAP, which in turn would adversely affect our financial results for the relevant periods. In addition, if any of our investees in which our investments are classified as equity method investments incur net losses in the future, we will share their net losses proportionate to our equity interest in them.
Our strategic investments could also subject us to other uncertainties and risks, and our failure to address any of these uncertainties and risks, among others, may have a material adverse effect on our financial condition and results of operations:

•	diversion of our resources and management attention;

•	high acquisition and financing costs;

•	failure to achieve our intended objectives or benefits in making these investments or revenue-enhancing opportunities;

•	exposure to liabilities, third-party claims, or legal proceedings involving our invested or acquired business;

•
potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant investments approved by the board; and

•	failure to be in full compliance with applicable laws, rules and regulations.
In particular, our strategy of investing in a competing business could be adversely affected by uncertainties in the implementation and enforcement of the PRC Anti-Monopoly Law. Under the PRC Anti-Monopoly Law, companies undertaking mergers, acquisitions, or other transactions that may be deemed as concentrations in China must notify the anti-monopoly law enforcement authority of the PRC State Council, which currently is the State Administration for Market Regulation, or the SAMR, in advance of any transaction where the parties’ revenues in the China market and global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. There are numerous factors the anti-monopoly law enforcement authority considers in determining “concentrations,” depending on certain criteria, the anti-monopoly law enforcement authority will conduct anti-monopoly review of transactions in respect of which it was notified, including (1) merger of undertakings; (2) acquisition of control over other undertakings by an undertaking by acquiring equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, other undertakings by an undertaking by contract or by any other means. In light of the uncertainties relating to the interpretation, implementation and enforcement of the PRC Anti-Monopoly Law, we cannot assure you that the anti-monopoly law enforcement authority will not deem our past and future acquisitions or investments, including the ones referenced herein or elsewhere in this annual report, to have met the filing criteria under the PRC Anti-Monopoly Law and therefore demand a filing for merger review. Before the SAMR issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector on February 7, 2021 that clarifies at the first time the filing procedures is applicable to the concentrations involving variable interest structure, there had been limited cases of the anti-monopoly law enforcement authority’s anti-monopoly review of filings involving companies with a “variable interest entity” structure, or VIE structure, similar to ours. We believe, after consultation with our PRC legal counsel, it is unlikely that we are subject to sanctions for failure to conduct review of filing under the PRC Anti-Monopoly Law for our acquisition of shares of Qunar in 2015. However, we cannot make any assurance, as this is essentially subject to the discretion of the relevant governmental authority. If we are deemed to have violated the PRC Anti-Monopoly Law for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. Such unwinding could affect our business and financial results, and harm our reputation. Further, although we believe, after consultation with our PRC legal counsel, it is unlikely that our current business cooperation arrangements with Qunar would be deemed as violation to the PRC Anti-Monopoly Law in any material aspects, which will be subject to the discretion of the relevant governmental authority. If any of our business cooperation arrangements with Qunar are determined to have violated the PRC Anti-Monopoly Law, we could be subject to sanctions including an order to cease the relevant activities, confiscation of illegal gains and fines of 1% to 10% of our sales revenue from the previous year.
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

We have incurred net current liabilities and net operating cash outflow in the past, and may not be able to achieve or maintain net assets or net operating cash inflow in the future.
We had net current liabilities of RMB1.2 billion as of December 31, 2019, as compared to net current assets of RMB10.6 billion as of December 31, 2018, primarily due to a decrease of RMB13.7 billion in our short-term investments, as we strategically invested a portion of the cash previously invested in short-term financial products to long-term products in 2019 to achieve an optimized rate of investment return. We had net current liabilities of RMB358 million (US$55 million) as of December 31, 2020, as compared to net current liabilities of RMB1.2 billion as of December 31, 2019, which was primarily due to a decrease in accounts payable of RMB7.8 billion (US$1.2 billion) and accounts receivable of RMB3.5 billion (US$543 million), which was as a result of the impact of the COVID-19 pandemic, partially offset by an increase in short-term debt and current portion of long-term debt of RMB3.1 billion (US$483 million), mainly due to the loan facility we obtained in 2020. There can be no assurance that we will not experience liquidity problems in the future. We may not be able to fulfill our obligation in providing travel products or services to our users in respect of advances from customers, the failure of which may negatively affect our cash flow position. If we fail to generate sufficient revenue from our operations, or if we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations and capital expenditure and our business and financial position will be adversely affected.
We had net cash used in operating activities of RMB3.8 billion (US$588 million) as of December 31, 2020. While we believe that we have sufficient working capital to fund our current operations, we cannot guarantee that we will not experience cash outflow from our operating activities again in the future. If we are unable to maintain adequate working capital, we may default on our payment obligations and may not be able to meet our capital expenditure requirements, which may have a material adverse effect on our business, financial condition and results of operations.
We recorded a significant amount of goodwill and indefinite lived intangible assets in connection with our strategic acquisitions and investments, and we may incur material impairment charges to our goodwill and indefinite lived intangible assets if the recoverability of these assets become substantially reduced.
In connection with our strategic acquisitions over the recent years, we recorded a significant amount of goodwill and indefinite lived intangible assets booked in our financial statements. As of December 31, 2020, our goodwill was RMB59.4 billion (US$9.1 billion). ASC 350 “Intangibles—Goodwill and Other” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. We operate our business with a single reporting unit. We performed qualitative assessment by comparing market capitalization with the carrying value of our reporting unit to determine whether it is necessary to perform the quantitative impairment test. For 2018, 2019 and 2020, we did not recognize any impairment charges for goodwill or indefinite lived intangible assets, because there was no indicator of impairment identified in our qualitative assessment. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge. We may potentially incur significant impairment charges if the recoverability of these assets become substantially reduced in the future. Any such impairment charges would adversely affect our financial condition and results of operations. In addition, in the case that the trading prices of our ADSs decline as a result of the potentially prolonged impacts from the
COVID-19
pandemic or other factors, and the amount by which the share price exceeded the carrying value of the reporting unit becomes minimal, it may be considered an indicator for us to perform interim goodwill impairment test and we may need to recognize impairment on goodwill or other long lived assets. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates— Goodwill, Intangible Assets, and Long-Lived Assets.”
If we do not compete successfully against new and existing competitors, we may lose our market share, and our business may be materially and adversely affected.
We compete primarily with other travel agencies, including domestic and foreign consolidators of hotel accommodation and airline tickets as well as traditional travel agencies. In the future, we may also face increasing competition from new domestic travel agencies or international players that seek to expand in China, hotels and airlines, as well as content platforms and social networks entering into the travel industry.
We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. In addition, international travelers have become an increasingly important user base. Competitors that have formed stronger strategic alliances with overseas travel consolidators may have more effective channels to address the needs of travelers in China to travel overseas. Furthermore, we do not have exclusive arrangements with our ecosystem partners. The combination of these factors means that potential entrants to our industry face relatively low entry barriers.

In the past, certain competitors launched aggressive advertising campaigns, special promotions and engaged in other marketing activities to promote their brands, acquire new users or to increase their market shares. In response to such competitive pressure, we started to take and may continue to take similar measures and as a result will incur significant expenses, which in turn could negatively affect our operating margins in the quarters or years when such promotional activities are carried out. For example, we launched a promotion program in recent years to offer certain selected transportation tickets, hotel rooms, packaged tours, and in-destination
activities as well as grant of
e-coupons
to our users in response to promotion campaigns that our competitors have launched. Primarily as a result of the enhanced marketing efforts and additional investment in product developments in response to the intensified market competition, our operational margin was negatively affected. In addition, some of our existing and potential competitors may have competitive advantages, such as significantly larger active user base on mobile or other online platforms, greater financial, marketing and strategic relationships, alliances or other resources or name recognition and technology capabilities, and may be able to imitate and adopt our business model. In particular, other major internet platforms may benefit from the existing user base of their other services. These platforms can utilize the traffic they already obtain and direct the users from their other services offerings to their travel services and further achieve synergies effects. Furthermore, in order to attract and retain users and compete against our competitors, we have deployed significant resources in research and development to enhance our AI, big data analytics, and cloud technologies. However, we cannot assure you that the effectiveness of our data analytics capabilities and technologies will be comparable or superior to our competitors continuously. If any of our competitors provides comparable or better content feed to the users on their platforms, or if we are unable to provide sufficient quality content to our users’ satisfaction leveraging our data analytics capabilities, we may suffer a decline in our user traffic. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business, results of operations, and profit margins may be materially and adversely affected.
If we fail to further increase our brand recognition, we may face difficulty in maintaining existing and acquiring new users and business partners and our business may be harmed.
We believe that maintaining and enhancing our brands depends in part on our ability to grow our user base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry. The successful promotion of our brands will depend largely on our ability to maintain a sizeable and active user base, maintain relationships with our business partners, provide high-quality user support, properly address user needs and handle user complaints and organize effective marketing and advertising programs. We are also subject to reputational risks arising from user complaints. Users may raise complaints against us if they are dissatisfied with the travel products and services provided to them. If we do not resolve the complaints effectively in a timely manner, our users may reduce their use of our platform and services, and may demand refund or even further compensation from us by all practicable means, which could harm our reputation and brand image if these complaints are brought to public sight, and materially and adversely affect our business, financial condition, and results of operations. If our user base significantly declines or grows more slowly than our key competitors, the quality of our user support substantially deteriorates, or our business partners cease to do business with us, we may not be able to cost-effectively maintain and promote our brands, and our business may be harmed.
Negative publicity related to us or in general with respect to the travel industry could impair our reputation, which in turn could materially and adversely affect our business, results of operations, and price of our ADSs.
The reputation of our brands is critical to our business and competitiveness. Negative publicity with respect to us or the travel industry in general, from time to time, whether or not we are at fault, including but not limited to those relating to our business, products and services, user experiences, employee relationships and welfare, compliance with law, financial conditions or prospects, whether with or without merit, could impair our reputation and adversely affect our business and operating results. Prospective users may be reluctant to engage in transactions with us if there is any negative publicity in connection with the use of our services or products, the operation of our business and other aspects about us. In addition, the negative publicity of any of our brands may extend far beyond the brand involved, especially due to our comprehensive presences in the travel industry in general, to affect some or all of our other brands. Furthermore, negative publicity about other market players or isolated incidents, regardless of whether or not it is factually correct or whether we have engaged in any inappropriate activities, may result in negative perception of our industry as a whole and undermine the credibility we have established. Negative developments in the market may lead to tightened regulatory scrutiny and limit the scope of our permissible business activities. We could lose significant number of users due to negative publicity with respect to us or the travel industry in general.
We rely on performance and brand marketing channels to generate a significant amount of traffic to our platforms and grow our business. From time to time, we hire brand ambassadors to market our brands or our products and services that are important to our business. However, we cannot assure you that the endorsement from our brand ambassadors or related advertisements will remain effective, that the brand ambassadors will remain popular or their images will remain positive and compatible with the messages that our brand and products aim to convey. Furthermore, we cannot assure you that we can successfully find suitable celebrities to replace any of our existing brand ambassadors if any of their popularities decline or if the existing brand ambassadors are no longer able or suitable to continue the engagement, and termination of such engagements may have a significant impact on our brand images and the promotion or sales of our products.

If any of the foregoing were to occur, our business, financial condition, results of operations, and price of our ADSs could be materially and adversely affected. We may incur additional costs to recover from the impact caused by the negative publicity, which may divert management’s attention and other resources from our business and operations.
Our quarterly results are likely to fluctuate because of seasonality in the travel industry.
Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. Consequently, our results of operations may fluctuate from quarter to quarter. For example, the third quarter of each year generally contributes the highest portion of our annual net revenues primarily due to the strong demand for both leisure and business travel activities during the summer.
Any failure to maintain satisfactory performance of our mobile platform, websites, and systems, particularly those leading to disruptions in our services, could materially and adversely affect our business and reputation, and our business may be harmed if our infrastructure or technology is damaged or otherwise fails or becomes obsolete.
The satisfactory performance, reliability, and availability of our infrastructure, including our mobile platform, websites, and systems, are critical to the success of our business. Any system interruptions that result in the unavailability or slowdown of our mobile platform, websites, or other systems and the disruption in our services could reduce the volume of our business and make us less attractive to users. Our customer service centers are equipped with extensive computer and communications systems. Our technology platform and computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins,
hacking or other attempts at system sabotage, vandalism, natural disasters, and other similar events. For example, we experienced a network shut-down for a few hours in May 2015 resulting in temporary disruption to our mobile platform and websites and user support, and a hotel booking system failure for a few hours in October 2019 affecting temporary hotel booking services. No data leakage occurred in either incident. We have implemented extensive measures to ensure prompt responses to any network shutdown, system failure, or similar incidents in the future, and to continue to update our security protocol to protect our systems from any human error, third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. However, we cannot assure you that unexpected interruptions to our systems will not occur again in the future. We do not carry business interruption insurance to compensate us for losses that may occur as a result of such disruptions. In addition, any such future occurrences could reduce user satisfaction levels, damage our reputation and materially and adversely affect our business.
We use an internally developed booking software system that supports nearly all aspects of our booking transactions. Our business may be harmed if we are unable to upgrade our systems and infrastructure quickly enough to accommodate future traffic levels, avoid obsolescence or successfully integrate any newly developed or purchased technology with our existing system. Capacity constraints could cause unanticipated system disruptions, slower response times, poor user support, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial and operating information. These factors could cause us to lose users and ecosystem partners, which would have a material adverse effect on our results of operations and financial condition.
In addition, our future success will depend on our ability to adapt our products and services to the changes in technologies and internet user behavior. For example, the number of people accessing the internet through mobile devices, including smart devices, mobile phones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue while 5G and more advanced mobile communications technologies are broadly implemented. As we make our services available across a variety of mobile operating systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android, iOS, and Windows. We ensure the interoperability of our services by optimizing our mobile apps and websites for different devices and operating systems and implementing cloud technology to support unified backend operation of our platform. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as China, it will result in an increase in our costs and expenses. In order to deliver high-quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices, and standards that we do not control. If we fail to develop products and technologies that are compatible with all mobile devices and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and operating systems, we may not be able to penetrate the mobile internet market. In addition, the widespread adoption of new internet technologies or other technological changes could require significant expenditures to modify or integrate our products or services. If we fail to keep up with these changes to remain competitive, our future success may be adversely affected.

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.
Our future success depends heavily upon the continued services of our key executives. We rely on their expertise in business operations, finance, and travel services and on their relationships with our ecosystem partners and shareholders. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them. In that case, our business may be severely disrupted, we may incur additional expenses to recruit and train personnel and our financial condition and results of operations may be materially and adversely affected.
In addition, if any of these key executives joins a competitor or forms a competing company, we may lose users and ecosystem partners. Each of our executive officers has entered into a service contract with us that contains confidentiality and non-competition
provisions. If any disputes arise between our executive officers and us, we cannot assure you of the extent to which any of these agreements would be enforced in China, where most of these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.
If our business continues to expand, we will need to hire additional employees, including ecosystem partner management personnel to maintain and expand our ecosystem partner network, information technology and engineering personnel to maintain and expand our mobile platform, websites, customer service centers and systems and customer service representatives to serve an increasing number of users. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our mobile platform, websites and customer service centers may not have satisfactory experiences and may turn to our competitors, which may adversely affect our business and results of operations.
Our business is subject to the risks of international operations, including but not limited to, operational risk, compliance risk, and reputational risk.
We had overseas expansion of our business over the years and operate our business in many foreign jurisdictions such as European and southeast Asian countries. As we plan to expand our global presence over the long-term through means of partnerships and investments, we are exposed to a variety of risks in our business operations, including but not limited to, operational risk, compliance risk, and reputational risk. Compliance with foreign laws and regulations that apply to our international operations increases our cost of doing business in foreign jurisdictions. These laws and regulations include data privacy requirements, labor relations laws, tax laws, foreign currency-related regulations, anti-competition regulations, prohibitions on payments to governmental officials, market access, import, export and general trade regulations, including but not limited to economic sanctions and embargos. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business, including the loss of trade privileges. Any such violations could result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Compliance with these laws requires a significant amount of management attention and effort, which may divert management’s attention from running our business operations and could harm our ability to grow our business, or may increase our expenses as we engage specialized or other additional resources to assist us with our compliance efforts. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties. We monitor our operations and investigate allegations of improprieties relating to transactions and the way in which such transactions are recorded. Where circumstances warrant, we provide information and report our findings to government authorities, but no assurance can be given that action will not be taken by such authorities. In addition, as our business and operation expand in international markets, we could be exposed to increased foreign exchange risks for other currencies.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.
Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and may continue to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.
In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the
COVID-19
pandemic, the passage of Safeguarding National Security in the Hong Kong Special Administrative Region by the Standing Committee of the PRC National People’s Congress, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government that prohibit certain transactions with certain selected Chinese technology companies, and the Executive Order 13959 issued in November 2020 targeting transactions by U.S. persons in certain securities of designated “Communist Chinese military companies.” As we work with a wide range of business partners in China and elsewhere in the world, should any of our major business partners become subject to sanctions or restrictions by the U.S. government, our business may be adversely affected. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would materially and adversely affect the global economic conditions and the stability of global financial markets. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.
We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.
We regard our domain names, trade names, trademarks, patents, proprietary know-how,
and similar intellectual properties as critical to our success. We try to protect our intellectual property rights by relying on intellectual property protection laws, confidentiality laws, and confidentiality contracts. However, the provisions of such laws and contracts may not provide us with sufficient protection, and legal proceedings to protect our intellectual properties from infringement could be difficult, time-consuming, and expensive in China. In addition, as our business operations further evolves globally, we may not be able to enforce our intellectual property rights throughout the world, which may in turn adversely impact our international operations and business. We may encounter significant problems in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of intellectual property protection, which could make it difficult for us to stop the infringement or misappropriation of our intellectual property rights. Proceedings to enforce our proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business.
The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to go to court to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
We rely on services from third parties to carry out our business and to deliver our products to users, and if there is any interruption or deterioration in the quality of these services, our users may not continue using our services.
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
services to our packaged-tour and
in-destination
activity users and other services, such as car services.

Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance, such as server errors or interruptions, or dishonest business conduct, could impair the timing and quality of our own service. If our service providers fail to provide high-quality services in a timely manner to our users, or provide services that are substantially different from its description or without licenses or permits as required by the relevant laws and regulations despite that we have so requested, violate any applicable rules and regulations, or involve in incidents of negative publicity, our services will not meet the expectations of our users, our users may claim against us for damages and stop using our online platforms, and our reputation and brand will be damaged. Furthermore, if our arrangement with any of these third parties is terminated, we may not find an alternative source of support on a timely basis or on favorable terms to us.
We may be the subject of detrimental conduct by third parties, including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, ecosystem partners, users and revenues, and adversely affect the price of our ADSs.
We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues, business relationships, business prospects, and business ethics. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and we cannot assure you that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, ecosystem partners, users, and revenues and adversely affect the price of our ADSs.
We are subject to payment processing risk.
We accept a variety of different online payment methods and rely on third parties to process such payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors or changes to rules or regulations concerning payment processing, our revenues, operating expenses, and results of operation could be adversely impacted.
We also do not have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential user information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet security breach were to occur, users concerned about the security of their online payments may become reluctant to purchase our products and services through payment service providers even if the publicized breach did not involve payment systems or methods used by us. We may also be subject to fraud and other illegal activities in connection with the various payment methods that we offer, including online payment options. We may also be subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our users, process electronic fund transfers, or facilitate other types of online payments. If any of the above were to occur and damage our reputation or the perceived security of the payment systems that we use, we may lose users as they may be discouraged from purchasing products or services on our platform, which may adversely affect our business and results of operations.
If our hotel partners or users provide us with untrue information regarding the users’ stay or misrepresentations, we may not be able to recognize and collect revenues to which we are entitled.
We generate substantially all of our accommodation reservation revenue through commissions from hotel reservation partners through our platform. To confirm whether a user adheres to the booked itinerary, we routinely make inquiries with the hotel and, occasionally, with the user. We rely on the hotel partner and the user to provide us truthful information regarding the user’s check-in
and
check-out
dates, which forms the basis for calculating the commission we are entitled to receive from the hotel partner. If our hotel partners or users provide us with untrue information with respect to our users’ length of stay at the hotels, we would not be able to collect revenues to which we are entitled. In addition, using such untrue information may lead to inaccurate business projections and plans, which may adversely affect our business planning and strategy.

We may suffer losses if we are unable to predict the amount of inventory we will need to purchase during the peak holiday seasons.
During the peak holiday seasons in China, we establish limited merchant business relationships with selected ecosystem partners, in order to secure adequate supplies for our users. In merchant business relationships, we buy hotel rooms and transportation tickets before selling them to our users and thereby incur inventory risk. As we expanded our offline business in 2019, partially attributable to our packaged-tour products, our demands also increased correspondingly. If we are unable to correctly predict demand for hotel rooms and transportation tickets that we are committed to purchase, we would be responsible for covering the cost of the hotel rooms and transportation tickets we are unable to sell, and our financial condition and results of operations would be adversely affected.
If tax benefits available to our subsidiaries in China are reduced or repealed, our results of operations could suffer.
Under the PRC Enterprise Income Tax Law, as amended, or the EIT Law, and the relevant implementation rules, foreign-invested enterprises, or FIEs, and domestic enterprises are subject to EIT at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises,” or HNTEs, or if they are located in applicable PRC regions, subject to certain general restrictions described in the EIT Law and the related regulations.
In December 2008 and 2009, some of our PRC subsidiaries, Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology, Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information, Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network, and Beijing Qunar Software Technology Co., Ltd., or Qunar Software, and one of our consolidated affiliated Chinese entities, Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing, were each designated by relevant local authorities as a HNTE under the EIT Law with an effective period of three years. Therefore, these entities were entitled to enjoy a preferential tax rate of 15%, as long as they maintained their qualifications for HNTEs that are subject to verification by competent authorities and renewals every three years. The qualifications of Ctrip Computer Technology, Ctrip Travel Information, and Ctrip Travel Network as HNTEs have been renewed and will expire by the end of 2022. Qunar Software and Qunar Beijing are applying for the renewal of their HNTEs qualifications. The HNTE qualification is subject to a periodic review every three years by the relevant PRC government authorities. Preferential tax treatment granted to our subsidiaries by the local governmental authorities is subject to this periodic review and may be adjusted or revoked at any time. We cannot assure you that our subsidiaries and the consolidated affiliated Chinese entity will continue to qualify as HNTEs when they are subject to reevaluation in the future. In 2001, the STA, the PRC Ministry of Finance, and the General Administration of Customs jointly issued the Circular on Issues Concerning Preferential Tax Policies for the Western Development, or the Circular 202, and started to implement preferential tax policy in China’s western region. According to the Circular 202, from 2001 to 2010, the companies located in applicable jurisdictions covered by this circular are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the Catalog of Industries, Products and Technologies Currently Encouraged to Develop by the State or the Catalog for Guidance of Industries for Foreign Investment and the revenue derived from such “encouraged” businesses accounts for no less than 70% of the total revenue. In 2011, the STA, the Ministry of Finance, and the General Administration of Customs jointly issued the Circular on Issues Concerning Tax Policies for
In-depth
Implementation of Western Development Strategies, or the Circular 58, according to which the Catalog of Encouraged Industries in Western Regions, or the Western Regions Catalog, would be applied instead of the two catalogs stipulated in the Circular 202 from 2011 to 2020. According to the Western Regions Catalog issued by the PRC National Development and Reform Commission, or the NDRC, later in 2014, the “encouraged” industries include the industries provided in the Guiding Catalog of Industrial Structure Adjustment, the Catalog for Guidance of Industries for Foreign Investment, the Catalog of Advantageous Industries for Foreign Investment in the Central and Western Regions, and other encouraged catalogs specifically applied in western regions. On April 23, 2020, the Ministry of Finance, the STA, and the NDRC jointly issued the Announcement on Renewing the Enterprise Income Tax Policy for Western Development, which reduced the revenue percentage requirement of the “encouraged” businesses to no less than 60% and would be applied from 2021 to 2030. Benefiting from this policy, Chengdu Ctrip, Chengdu Ctrip International, and Chengdu Ctrip Information Technology Co., Ltd., or Chengdu Information, obtained approval from local authorities in 2012 and 2013, which recognized that the main businesses of such three companies belong to the “encouraged” catalog of the Guiding Catalog of Industrial Structure Adjustment. Therefore, such entities were entitled to enjoy a preferential tax rate of 15%, as long as their “encouraged” businesses accounts for no less than required percentage until 2030 pursuant to current policies. In the event that the preferential tax treatment for these entities is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.

We may be subject to legal or administrative proceedings regarding information provided on our online portals or other aspects of our business operations, which may be time-consuming to defend.
Our online portals contain information about hotels, transportation, popular vacation destinations, and other travel-related topics posted by us as well as third parties. It is possible that if any information accessible on our online portals contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to breach of contract claims, intellectual property infringement, anti-competition claims, claims relating to our online ride-hailing services, advertising services and pricing information we provided, and other matters. Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flow. Regardless of the outcome and merit of such proceedings, any legal action can have an adverse impact on us because of defense costs, negative publicity, diversion of management’s attention, and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in China or in another jurisdiction, could materially and adversely affect our financial position, results of operations, or cash flows in a particular period or damage our reputation.
We could be liable for breaches of internet security or fraudulent transactions by users of our online platforms and our websites.
Internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. In November 2016, the PRC Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which became effective on June 1, 2017. The PRC Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, to take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks, imposing a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security, and take corresponding remedial measures. Any violation of the PRC Cyber Security Law may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, shutdown of websites, or criminal liabilities. See “Item 4.B. Information on the Company—Business Overview—PRC Government Regulations—Regulations Related to Internet Information Security and Privacy Protection.”
We conduct a significant portion of our transactions through the internet, including our online platforms and websites. In such transactions, secured transmission of confidential information (such as users’ itineraries, hotel and other reservation information, credit card information, personal information, and billing addresses) over public networks and ensuring the confidentiality, integrity, availability, and authenticity of the information of our users, hotel partners, and airline partners are essential to maintaining their confidence in our online products and services. Our current security measures may not be adequate and may contain deficiencies that we fail to identify, and advances in technology, increased levels of expertise of hackers, new discoveries in the field of cryptography or others could increase our vulnerability. For example, a third-party website that focuses on internet security information exchange released news in March 2014 that as a result of a temporary testing function performed by us, certain data files containing users’ credit card information had been stored on local servers maintained by us, which may lead to potential exposure of these users’ information to hackers. We removed the cause of the potential security concern within two hours of the release of the news report and then examined all other possible leaks and found that 93 users’ credit card information might have been downloaded by the above-mentioned website for the purpose of confirming potential risks. Our business, results of operations, user experience, and reputation may be materially and adversely affected if similar incidents related to internet security recur in the future. In August 2011, the PRC Supreme People’s Court and the PRC Supreme People’s Procuratorate issued judicial interpretations regarding hacking and other internet crimes. However, its effect on curbing hacking and other illegal online activities still remains to be seen.
We strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations that we may have with respect to privacy and data protection. Significant capital, managerial, and human resources are required to enhance information security and to address any issues caused by security failures. If we are unable to protect our systems and the information stored in our systems from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches may cause loss, expose us to litigation and possible liability to the owners of confidential information, disrupt our operations and may harm our reputation, and ability to attract users.

The PRC government regulates the
air-ticketing,
travel agency, internet industries, and certain other industries we operate in. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected.
The PRC government regulates the
air-ticketing,
travel agency, internet industries, and certain other industries we operate in. We are required to obtain applicable permits or approvals from different regulatory authorities to conduct our business, including separate licenses for value-added telecommunications, travel agency, and internet-related activities. If we fail to obtain or maintain any of the required permits or approvals in the future, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.
In particular, the Civil Aviation Administration of China and the NDRC regulate pricing of air tickets. The Civil Aviation Administration also supervises commissions payable to air-ticketing
agencies together with the China Air Transport Association. If restrictive policies are adopted by the Civil Aviation Administration, NDRC, or the China Air Transport Association, or any of their regional branches, our air-ticketing
revenue may be adversely affected.
In addition, the PRC government may promulgate new laws and regulations, interpretation of existing laws and regulations, as well as regulatory guidance and policies. We may not be able to always keep abreast of these developments, and we could be subject to regulatory or administrative penalties and operational disruption if we are unable to comply with these laws, regulations, and policies in a timely fashion, or at all. For example, the Standing Committee of the National People’s Congress promulgated the PRC
E-Commerce
Law on August 31, 2018, which took effect on January 1, 2019. Pursuant to the PRC
E-Commerce
Law, an
e-commerce
platform operator must take joint liabilities with the relevant merchants operating on its platform and may be subject to warnings and fines where it fails to take necessary measures when (i) it knows or should have known that the products or services provided by the merchants operating on its platform do not meet the personal or property safety requirements or such merchants’ other acts may infringe on the lawful rights and interests of the consumers; or (ii) it has been informed that the merchants operating on its platform infringe any intellectual property rights of any other third party but has not taken measures in time. In addition, with respect to products or services affecting the consumers’ life and health, if an
e-commerce
platform operator fails to examine and verify the merchants’ qualification, or it fails to assure the consumers’ security, which results in damages to consumers, it must take corresponding liabilities and may be subject to warnings and fines. Furthermore, pursuant to a Tentative Administrative Measure on Online Travel Operation promulgated on August 20, 2020 by the PRC Ministry of Culture and Tourism and took effect on October 1, 2020, the operator of online travel business, like us, must provide real and accurate travel services information without false promotion and advertisement. The operator of online travel platform must verify the identification, license, quality standard, credit rating, and other information of all travel business operator registered on the platform. The online travel business operator must protect the personal data privacy of travelers and cannot set unfair trading conditions based on consumption record and preference by abusing data analyzing technology. The platform operator must also alert the travelers for safety warning, and must take the liability if it fails to perform relevant obligations requested by such administrative measures.
Furthermore, we provide online consumer finance services incidental to our core businesses. Due to the relatively short history of China’s online consumer finance industry, the PRC government is still in the process of establishing a comprehensive regulatory framework governing this industry. The relevant rules and regulations governing this industry are general in nature and yet to be further interpreted or supplemented. As a result, we cannot assure you that we will be able to obtain all licenses and permits necessary for providing our online consumer finance services. In addition, we may have to make significant changes to our operations from time to time in order to comply with changing laws, regulations, and policies governing the online and travel industries in general and many aspects of our business in particular, which may increase our cost of operation or limit our options of service offering, which in turn may adversely affect our results of operations.

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
We are subject to the privacy and data protection laws and regulations in various jurisdictions, such as China and European Union. Privacy laws provide restrictions and guidance in connection with our storage, use, processing, disclosure, transfer, and protection of personal information. We strive to comply with all applicable laws, regulations, policies relating to privacy and data protection. We are also subject to privacy and data security-related obligations deriving from our privacy policy and terms of use with our users, and we may be liable to third parties in the event we are deemed to have wrongfully processed, used, stored, disclosed, or otherwise disposed of personal data.
Data security and protection has become one of the policy focuses of PRC regulators. In December 2012, the Standing Committee of the National People’s Congress promulgated the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to enhance the protection of users’ personal information in electronic form, which provides that internet information service providers must expressly inform their users of the purpose, manner, and scope of the collection and use of users’ personal information by internet information service providers, publish the internet information service providers’ standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that internet information service providers and their employees keep users’ personal information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damages, and loss. Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued in July 2013 by the PRC Ministry of Industry and Information Technology, or the MIIT, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality, and necessity and the internet information service providers must expressly inform the users of the purpose, manner, and scope of the collection, and use of users’ personal information.
We are subject to such requirements as we are operating website and mobile applications and providing certain internet services mainly through our mobile applications. For example, the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps issued in January 2019 restates the requirement of legal collection and usage of personal information, and encourages the app operators to conduct security certifications. On November 28, 2019, the Measures to Identify Illegal Collection and Usage of Personal Information by Apps was promulgated, and listed six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information.” Since October 21, 2020, the Legislative Affairs Committee of the National People’s Congress has publicly solicited opinions on the PRC Personal Information Protection Law (Draft), which sets forth detailed rules on handling personal information and legal responsibilities. As of the date of this annual report, the draft has not been formally adopted.
European Union traditionally takes a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws. In particular, the European Union adopted a new General Data Protection Regulation in April 2016, which became effective in May 2018. The General Data Protection Regulation results in more stringent requirements for data processors and controllers, including more fulsome disclosures about the processing of personal information, data retention limits, and deletion requirements, mandatory notification in the case of a data breach, and elevated standards regarding valid consent in some specific cases of data processing. The General Data Protection Regulation also includes substantially higher penalties for failure to comply with the requirements. For example, in the event of violations, a fine up to €20 million or up to 4% of the annual worldwide turnover, whichever is greater, may be imposed. In addition to General Data Protection Regulation, when other future laws and regulations relating to data privacy in China or other jurisdictions come into effect, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and incur additional costs.
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
We have incurred substantial indebtedness to execute our business operations and strategies. To the extent that we were to settle or redeem our convertible notes in cash, our debt obligations would become more substantial.
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

We may from time to time incur additional indebtedness and contingent liabilities. If we incur additional debt, the risks that we face as a result of our substantial indebtedness and leverage could intensify. For example, since 2018, we entered into asset backed securitization arrangements with third-party financial institution and set up a securitization vehicle, which issued revolving debt securities to third-party investors. In 2019 and 2020, we also obtained loan facilities from certain financial institutions. In July 2020, we issued US$500 million in aggregate principal amount of 1.50% exchangeable senior notes due 2027.
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
We provide credit terms to certain ecosystem partners, and also extend credit to our users by making payments on behalf of them when they book travel products on our platform. Our accounts receivable and other receivables have increased as our business grows. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding receivables from our ecosystem partners and users. As a result, we may face a greater risk of non-payment
of our receivables and, as our business grows in scale, we may need to make higher allowance for credit losses. For the years ended December 31, 2018, 2019 and 2020, we recognized allowance for credit losses of RMB69 million, RMB191 million and RMB700 million (US$107 million), respectively. The increase in the allowance for credit losses for 2020 compared to 2019 was primarily due to the impact of the
COVID-19
pandemic. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our receivables.
Our accounting treatment for share-based compensation could continue to significantly reduce our net income.
We have accounted for share-based compensation in accordance with ASC 718 “Compensation — Stock Compensation,” or ASC 718, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. We have granted share-based compensation awards, including share options and restricted share units, to employees, officers and directors to incentivize performance and align their interests with ours. See “Item 6.B. Directors, Senior Management and Employees— Compensation—Employees’ Share Incentive Plans.” As a result of the grants and potential future grants under our share incentive plans, we had incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based awards.

Our board of directors has the discretion to change terms of any previously issued share options and any such change may significantly increase the amount of our share-based compensation expenses for the period that the change takes effect as well as those for any future periods. For example, in December 2019, we completed a one-time
modification of share options, pursuant to which each eligible grantee could exchange every four of the share options that were granted under the 2007 Share Incentive Plan and the Amended and Restated Global Incentive Plan with exercise price exceeding US$320 per ordinary share for one new option entitling each eligible grantee to purchase one ordinary share at the exercise price of US$0.01 with the original vesting schedules remaining unchanged. As a result of the modification, the prior options to purchase 835,849 ordinary shares were exchanged for new options to purchase 209,026 ordinary shares. In addition, with the historic changes and extensions to our share incentive awards, the application of ASC 718 will continue to have a significant impact on our net income. Further, future changes to various assumptions used to determine the fair value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.
Changes in accounting standards may affect the results of our operations.
We are required to adopt new accounting standards under FASB from time to time. Certain new accounting standards may impose significant different accounting treatments on certain line items on our consolidated financial statements, which could result in unexpected changes to our results of operation.
For example, in May 2014, the FASB issued a new accounting standard on the recognition of revenue generated from contracts with users that was designed to create greater comparability for financial statement users across industries and jurisdictions. The core principle of this new standard is that an “entity recognizes revenue to depict the transfer of promised goods or services to users in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” We adopted this new standard, effective from January 1, 2018, and applied the full retrospective transition approach to all contracts, which means that the financial statements for the year ended and as of December 31, 2018 and 2019 were reported under this new standard and the financial statements for the years ended and as of December 31, 2016 and 2017 were retrospectively adjusted. The new standard did not change the presentation of our revenues, which continues to be substantially reported on a net basis. However, the timing of revenue recognition for certain revenue streams is changed under the new standard. In particular, revenue for accommodation reservation services, which used to be recognized after end-users
completed their stays, is now recognized when the reservation becomes non-cancellable.
Revenue for packaged-tour services, which used to be recognized when packaged tours were completed, is now recognized on the departure date of a tour.
On January 1, 2018, we adopted new financial instruments accounting standard ASU
No. 2016-01,
which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. The new standard also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. With the adoption of the new standard, we recognized the changes in fair value for all equity investments measured at fair value through profit or loss. For investments in equity securities lacking of readily determinable fair values, we elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The new standard also requires us to reclassify the accumulated unrealized gain or loss of the equity investments measure at fair value that were previously recognized in other comprehensive income to retained earnings on the date of the adoption.
In February 2016, the FASB issued ASU
2016-02,
Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use
asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The new leases standard also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease
components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease
components together with the associated lease component as a single lease component and to provide certain disclosures. Entities were initially required to adopt the new leases standard using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements. In July 2018, the FASB issued ASU
2018-11,
which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. We have adopted this new guidance for the year ended December 31, 2019. The standard had a material impact on our consolidated balance sheets, but did not have a material impact on our consolidated statements of income or statements of cash flows. The most significant impact was the recognition of right-of-use
assets, or ROU assets, of RMB1.0 billion and lease liabilities of RMB980 million for operating leases. Other than disclosed, we do not expect the new standard to have a material impact on our remaining consolidated financial statements.

For further details, see “Item 5. A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates.” As a result of changes in accounting standards, our results of operations may be adversely affected.
Failure to maintain effective internal control over financial reporting could result in errors in our published financial statements, which in turn could have a material adverse effect on the trading price of our ADSs.
We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2020. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2020. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.
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
In addition, the terms of future debt financing could result in more restrictive covenants, which could further restrict our business operations. If we cannot raise additional funds when we need them, our ability to continue to support our business and to respond to business challenges would be significantly limited, and our business, results of operations, and financial condition would be materially and adversely affected.
Fluctuation of fair value change of short-term investments we made may affect our results of operations.
Historically, we made short-term investments, representing
(i) held-to-maturity
investments which are due in one year and stated at amortized cost; (ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year; and (iii) foreign currency forward contracts which are short-term. Short-term investments are stated at fair value. Changes in the fair value are reflected in our consolidated statements of income/(loss) and comprehensive income/(loss). The methodologies that we use to assess the fair value of the short-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term investments or we will not incur any fair value losses on our short-term investments in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

We have limited business insurance coverage in Greater China.
Insurance companies in Greater China offer limited business insurance products and generally do not, to our knowledge, offer business liability insurance. Business disruption insurance is available to a limited extent in Greater China, but we have determined that the risks of disruption, the cost of such insurance, and the difficulties associated with acquiring such insurance make it impractical for us to have such insurance. We may not have sufficient insurance coverage for business liabilities or disruptions, and may need to bear the costs and expenses associated with any such events out of our own resources.
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
In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiaries and our consolidated affiliated Chinese entities, and the contractual arrangements among us, our subsidiaries, our consolidated affiliated Chinese entities and their shareholders, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel due to the lack of official interpretation and clear guidance.
If we and our consolidated affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our consolidated affiliated Chinese entities, revoking our business licenses or the business licenses of our consolidated affiliated Chinese entities, requiring us and our consolidated affiliated Chinese entities to restructure our ownership structure or operations, and requiring us or our consolidated affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications or travel agency businesses. In particular, if the PRC government authorities impose penalties that cause us to lose our rights to direct the activities of and receive economic benefits from our consolidated affiliated Chinese entities, we may lose the ability to consolidate and reflect in our financial statements the operation results of our consolidated affiliated Chinese entities. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition, and results of operations.
According to the PRC Civil Code that came into effect on January 1, 2021 and replaced the PRC Property Rights Law effective as of October 1, 2007, the effectiveness of the pledges will be denied if the pledges are not registered. Under the equity pledge agreements between our subsidiaries and the shareholders of our consolidated affiliated Chinese entities, the shareholders of our consolidated affiliated Chinese entities pledged their respective equity interests in these entities to our subsidiaries. The effectiveness of the pledges upon registration will be recognized by PRC courts if disputes arise on certain pledged equity interests and that our subsidiaries’ interests as pledgees will prevail over those of third parties. Our equity pledges have been duly registered with the relevant local branches of the SAMR.
Furthermore, we were aware that a China-based U.S.-listed company announced in 2012 that it was subject to SEC’s investigation, which it believed was related to the consolidation of its consolidated affiliated Chinese entities. Following the announcement, that issuer’s stock price declined significantly. Although we are not aware of any actual or threatened investigation, inquiry or other action by SEC, Nasdaq, or any other regulatory authority with respect to consolidation of our consolidated affiliated Chinese entities, we cannot assure you that we will not be subject to any such investigation or inquiry in the future. In the event we are subject to any regulatory investigation or inquiry relating to our consolidated affiliated Chinese entities, including the consolidation of such entities into our financial statements, or any other matters, we may need to spend significant amount of time and expenses in connection with the investigation or inquiry, our reputation may be harmed regardless of the outcome, and the trading price of our ADS may materially decline or fluctuate.

If our consolidated affiliated Chinese entities violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.
As the PRC government restricts foreign ownership of value-added telecommunications and travel agency businesses in China, we depend on our consolidated affiliated Chinese entities, in which we have no ownership interest, to conduct part of our business activities through a series of contractual arrangements, which are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC legal counsel, Commerce & Finance Law Offices, that the contractual arrangements as described in this annual report are valid, binding, and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, our consolidated affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to pay us for our consulting or other services. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
The principal shareholders of our consolidated affiliated Chinese entities have potential conflict of interest with us, which may adversely affect our business.
Some of our directors and officers were also the principal shareholders of our consolidated affiliated Chinese entities as of the date of this annual report. Thus, conflict of interest between their duties to our company and their interests in our consolidated affiliated Chinese entities may arise. We cannot assure you that when conflict of interest arises, these persons will act entirely in our interests or that the conflict of interest will be resolved in our favor. In addition, these persons could violate their non-competition
obligations under service contracts with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Relating to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us.”
Our business may be significantly affected by the new PRC Foreign Investment Law.
The new PRC Foreign Investment Law was approved by the PRC National People’s Congress on March 15, 2019 and became effective from January 1, 2020. The new PRC Foreign Investment Law has repealed the PRC Wholly Foreign-owned Enterprise Law, the PRC Sino-foreign Equity Joint Venture Law, and the PRC Sino-foreign Cooperative Joint Venture Law. Therefore, establishment and operation of companies in China, including FIEs, will generally follow the PRC Company Law unless specifically provided for in the new PRC Foreign Investment Law, in which case the provisions of the new PRC Foreign Investment Law will prevail. In December 2019, the Implementing Regulation of the Foreign Investment Law was promulgated by the State Council and became effective from January 1, 2020.
The new PRC Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear thereunder. Therefore, substantial uncertainties with respect to its implementation and interpretation exist, and it is also possible that the VIE entities will be deemed as FIEs and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition, and results of operations.

Our contractual arrangements with our consolidated affiliated Chinese entities may result in adverse tax consequences to us.
As a result of our corporate structure and the contractual arrangements between us and our consolidated affiliated Chinese entities, we are effectively subject to the 6% PRC value-added tax, or VAT, on both revenues generated by our consolidated affiliated Chinese entities’ operations in China and revenues derived from our contractual arrangements with our consolidated affiliated Chinese entities. We might be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our consolidated affiliated Chinese entities were not made on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our consolidated affiliated Chinese entities adjust their taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing our consolidated affiliated Chinese entities’ tax expenses without reducing our tax expenses, which could subject our consolidated affiliated Chinese entities to late payment fees and other penalties for underpayment of taxes, and/or result in the loss of the tax benefits available to our subsidiaries in China. The EIT Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with our consolidated affiliated Chinese entities may result in adverse tax consequences to us.
Our subsidiaries and consolidated affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.
We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting and other fees paid to us by our consolidated affiliated Chinese entities. Under PRC laws and regulations, our subsidiaries and consolidated affiliated Chinese entities in China are required to set aside at least 10% of their respective after-tax
profit each year, if any, to statutory reserve funds unless these reserve funds have reached 50% of the subsidiaries and consolidated affiliated Chinese entities’ registered capital. These statutory reserve funds are not distributable as cash dividends and dividends cannot be distributed until any losses from prior fiscal years have been offset. Furthermore, as our subsidiaries and consolidated affiliated Chinese entities in China incurred debt on their own behalf, some of the instruments governing the debt restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.
Pursuant to the EIT Law, its implementing rules and a circular of Taxation on Several Preferential Policies on Enterprise Income Tax issued by the PRC Ministry of Finance, or MOF, and PRC State Taxation Administration, or the STA, in February 2008, the dividends declared out of the profits earned after January 1, 2008 by an FIE to its immediate offshore holding company are subject to a 10% withholding tax unless such offshore holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement, and certain supplementary requirements and procedures stipulated by STA for such tax treaty are met and observed. Our subsidiaries in China are considered FIEs and are directly or indirectly held by our subsidiaries in Hong Kong. According to the currently effective tax treaty between China and Hong Kong, dividends payable by an FIE in China to a company in Hong Kong that directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%.
Under the Notice of the State Taxation Administration on Issues regarding the Implementation of the Dividend Provision in Tax Treaties promulgated in February 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include, but are not limited to: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the STA promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in February 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner.”
Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to the Administrative Measures for
Non-Resident
Taxpayers to Enjoy Treatments under Tax Treaties promulgated by the STA on October 14, 2019 and became effective from January 1, 2020, which provides that non-resident
enterprises are not required to obtain
pre-approval
from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident
enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, collect and retain relevant materials for reference in accordance with these treaties, and accept supervision and management from the tax authorities afterwards. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders and ADS holders.
Under the EIT Law and its implementation rules, an enterprise established outside of China with its “de facto management body” within China is considered a PRC resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. If the PRC tax authorities determine that we should be classified as a PRC resident enterprise for PRC tax purposes, our global income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a PRC resident enterprise directly invests in another PRC resident enterprise, the dividends received by the investing PRC resident enterprise from the invested PRC resident enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company with indirect ownership interests in PRC resident enterprises through intermediary holding companies.
Moreover, under the EIT Law and its implementation rules, foreign shareholders and ADS holders that are non-PRC
resident enterprises may be subject to a 10% withholding tax upon dividends payable by an entity that is considered as a PRC resident enterprise and gains realized on the sale or other disposition of ADSs or our shares, if such income is considered as income derived from within China. Any such tax would reduce the returns on your investment in our shares or ADSs. Furthermore, if we are deemed as a PRC resident enterprise, dividends paid to foreign ADS holders or shareholders that are non-PRC
individuals may be subject to a 20% withholding tax, and gain realized on the sale or disposition of ADSs or ordinary shares of such foreign ADS holders or shareholders may be subject to 20% withholding tax, if such income is considered as derived from within China.
Any PRC tax liability may be reduced by an applicable tax treaty, but it is unclear whether non-PRC
holders of our notes or ADSs would be able to obtain the benefits of any tax treaties between their country of tax residence and China in the event that we are treated as a PRC resident enterprise. Any such tax would reduce the returns on your investment in our shares or ADSs.
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
Resident Enterprises issued by STA on December 10, 2009, or STA Circular 698, where a non-PRC
resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or an Indirect Transfer, the non-PRC
resident enterprise, as the seller, may be subject to PRC enterprise income tax of up to 10% of the gains derived from the Indirect Transfer in certain circumstances.
On February 3, 2015, STA issued Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by
Non-RPC
Resident Enterprises, or STA Notice No. 7, to supersede the tax rules in relation to the tax treatment of the Indirect Transfer, while the other provisions of STA Circular 698 irrelevant to the Indirect Transfer remain in force. STA Notice No. 7 introduces a new tax regime that is significantly different from that under a notice issued by STA Circular 698. It extends STA’s tax jurisdiction to capture not only the Indirect Transfer as set forth under STA Circular 698 but also transactions involving indirect transfer of (i) real properties in China and (ii) assets of an “establishment or place” situated in China, by a non-PRC
resident enterprise through a disposition of equity interests in an offshore company. STA Notice No. 7 also extends the interpretation with respect to the disposition of equity interests in an offshore company broadly. In addition, STA Notice No. 7 further clarifies how to assess reasonable commercial purposes and introduces safe harbors applicable to internal group restructurings. However, it also brings challenges to both offshore transferor and transferee as they are required to make self-assessment on whether an Indirect Transfer or similar transaction should be subject to PRC tax and whether they should file or withhold any tax payment accordingly. On October 17, 2017, the STA issued a Notice Concerning Withholding Income Tax of
Non-Resident
Enterprise, or STA Notice No. 37, which abolishes STA Circular 698 and certain provision of STA Notice 7. STA Notice No. 37 further reduces the burden of withholding obligator, such as revocation of contract filing requirements and tax liquidation procedures, strengthens the cooperation of tax authorities in different places, and clarifies the calculation of tax payable and mechanism of foreign exchange.
There is uncertainty as to the application of STA Notice No. 7 and STA Notice No. 37. In the event that non-PRC
resident investors were involved in our private equity financing transactions and such transactions were determined by the competent tax authorities as lack of reasonable commercial purposes, we and our non-PRC
resident investors may become at risk of being taxed under and STA Notice No. 7 and STA Notice No. 37 and may be required to expend costly resources to comply with and STA Notice No. 7 and STA Notice No. 37, or to establish a case to be tax exempt under STA Notice No. 7 and STA Notice No. 37, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us.
The PRC tax authorities have discretion under STA Notice No. 7 and STA Notice No. 37 to adjust the taxable capital gains based on the difference between the fair value of the transferred equity interests and the investment cost. We may pursue acquisitions in the future that may involve complex corporate structures. If we are deemed as a non-PRC
resident enterprise under the EIT Law and if the PRC tax authorities adjust the taxable income of the transactions under STA Notice No. 7 and STA Notice No. 37, our income tax expenses associated with such potential acquisitions will increase, which may have an adverse effect on our financial condition and results of operations.
Risks Relating to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.
The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of the
COVID-19
pandemic on the Chinese economy in 2020 was severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
Inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations.
The Chinese economy has experienced rapid expansion together with rising rates of inflation. Inflation may erode disposable incomes and consumer spending, which may have an adverse effect on the Chinese economy and lead to a reduction in business and leisure travel as the travel industry is highly sensitive to business and personal discretionary spending levels. This in turn could adversely impact our business, financial condition, and results of operations.
Future movements in exchange rates between U.S. dollars and Renminbi may adversely affect the value of our ADSs.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is largely based on rates set by the People’s Bank of China. Renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. The value of Renminbi against U.S. dollars and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate in the future.
The majority of our revenues and cost are denominated in Renminbi, while a portion of our financial assets, financial liabilities, and our dividend payments are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We may use foreign exchange spot, forward, or other contracts to help hedge our exposure to foreign currency risk where we deem necessary, and may adopt additional measures in the future to manage such risk. Any significant revaluation of Renminbi or U.S. dollars may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, the ADSs. For example, an appreciation of Renminbi against U.S. dollars would make any new Renminbi-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of Renminbi against U.S. dollars would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments relating to financial liabilities or making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amount available to us.
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
SAFE issued the Circular of the SAFE on Foreign Exchange Administration for Financing and Round-Trip Investments by Domestic Residents via Overseas Special Purpose Vehicles, or SAFE Circular 75, in October 2005 requiring PRC residents to register with the local SAFE branches before establishing or controlling any company outside of China for the purpose of capital financing with assets or equity interests in any onshore enterprise. On July 4, 2014, SAFE issued the Circular of the SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which has superseded SAFE Circular 75 and states that (i) a PRC resident, including a PRC resident natural person or a PRC legal person, must register with the local branch of the SAFE before contributing its assets or equity interest in domestic enterprises, or offshore assets or interests into a special purpose vehicle, for the purpose of investment and financing; and (ii) when the special purpose vehicle undergoes changes in basic information, such as changes of its PRC resident natural person shareholders, name or operating period, or occurrence of a material event, such as change in share capital, transfer or replacement of equity of a PRC resident natural person, performance of merger or split, the PRC resident must register such change with the local branch of the SAFE in a timely manner. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer, or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
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
On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or the Share Incentive Rules, which replaced the prior circular in 2007, named Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company. Under the Share Incentive Rules, PRC resident individuals who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through PRC subsidiaries to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sale of proceeds for the participants of share incentive plans. We and our PRC employees who have been granted stock options are subject to the Share Incentive Rules. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Uncertainties with respect to the PRC legal system could adversely affect us.
We conduct our business primarily through our wholly-owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises, or WFOEs. In addition, we depend on several consolidated affiliated Chinese entities in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If we and our consolidated affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including restructuring. See “—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations” and “Risks Relating to Our Corporate Structure—Our business may be significantly affected by the new PRC Foreign Investment Law.”
Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.
Among other things, the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and certain other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement authority be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise.
Moreover, the PRC Anti-Monopoly Law and Provisions of the State Council on Thresholds for Reporting of Concentrations of Operators require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly law enforcement authority before they can be completed. On February 7, 2021, the SAMR further issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the China, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations. If we are found to have violated the PRC Anti-Monopoly Law for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. Such unwinding could affect our business and financial results, and harm our reputation. Further, if any of our business cooperation arrangements with Qunar are determined to have violated the PRC Anti-Monopoly Law, we could be subject to sanctions including an order to cease the relevant activities, confiscation of illegal gains and fines of 1% to 10% of our sales revenues from the previous year. See “—Risks Relating to Our Business and Industry—Our strategy to acquire or invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.”
In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued on February 3, 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the PRC Ministry of Commerce, or MOFCOM, that became effective on September 1, 2011, require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. In December, 2020, the NDRC and the MOFCOM further promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. These measures require direct or indirect investment by foreign investors of PRC companies engaged in military-related or certain other industries be subject to security review before consummation of any such investment. “Certain other industries” refer to, among others, important transportation services, important culture products and services, important information technology and internet products and services, and important finance services that are crucial to national security.

In order to grow our business, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States or Hong Kong generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under this Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.
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
For example, on March 30, 2015, SAFE promulgated a Circular on the Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or SAFE Circular 19, which became effective on June 1, 2015 and replaced the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. Previously, pursuant to SAFE Circular 142, the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable government authority and may not be used for equity investments in China, and the FIE may not change how it uses such capital without SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans in accordance with SAFE’s approval. Although SAFE Circular 19 restates certain restrictions on the use of investment capital denominated in foreign currency by FIEs, it specifies that the registered capital of an FIE whose main business is investment, denominated in foreign currency, can be converted into Renminbi at the discretion of such FIE and can be used for equity investment in China subject to the invested company’s filing of a reinvestment registration with the relevant local SAFE. On June 9, 2016, SAFE issued the Circular on Reforming and Regulating the Administrative Policy of the Settlement under Capital Accounts, or SAFE Circular 16, which became effective on the same date. Although SAFE Circular 16 further extends the reform to cover foreign currency income under capital account, including capital, foreign debt and proceeds from offshore offering and listing, an FIE’s foreign currency income and such income settled in Renminbi under the capital account cannot be used directly and indirectly for any purposes out of the FIE’s business scope or in areas prohibited by laws and regulations. According to the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment promulgated by SAFE on October 23, 2019, or SAFE Circular 28,
non-investment
FIEs are allowed to use their capital for equity investment in China provided that such investment is not in violation of the currently effective Special Administrative Measures for Foreign Investment Access (Negative List) and the target investment projects are truthful and compliant with relevant laws and regulations. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations. The concerned bank is required to conduct spot checks in accordance with the relevant requirements. However, the interpretation and enforcement of SAFE Circular 19, SAFE Circular 16, SAFE Circular 28, and SAFE Circular 8 remained to be subject to uncertainty.

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
We have attempted to comply with the PRC regulations regarding licensing requirements. If the PRC laws and regulations change, our business in China may be adversely affected. Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.
The PRC government regulates the internet and related industry extensively and these internet-related laws and regulations are relatively new and evolving. New laws and regulations applicable to internet business and activities may be promulgated, and their interpretation and enforcement involve significant uncertainties. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. As a result, under certain circumstances it may be difficult to determine what actions or omissions constitute violations of applicable laws and regulations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.
When entering into new businesses, we may encounter additional regulatory uncertainties. For example, at the beginning of 2020, we launched our live streaming program to promote travel destinations across China with the latest deals on hotels, flights, excursion tickets and other products. On November 12, 2020, the National Radio and Television Administration promulgated a Notice on Strengthening the Management of Online Show Live Streaming and
E-commerce
Live Streaming, which requests live streaming platforms for online shows and
e-commerce
to be filed with the National Radio and Television Administration. However, as this notice does not specifically define what live streaming platform for
e-commerce
is, it is unclear whether our live streaming program mainly for the promotion of products sold on our own platform is subject to the notice. Based on our consultation on January 28, 2021 with local counterpart of the National Radio and Television Administration, the competent authority of regulating live streaming business, the live streaming business that we currently operate on our platform is not subject to filing with the National Radio and Television Administration, in accordance with this notice. The National Radio and Television Administration is responsible for guiding the development and publicity of online audio-visual program services, including live streaming businesses, supervising the audio-visual programs transmitted by information networks and public carriers, reviewing their contents and qualities, and conducting investigation and punishing on illegal online audio-visual program service. Should the relevant authorities decide that we are subject to this notice, our live streaming business may be subject to more restrictions and will need to comply with additional requirements, which may increase our compliance costs and adversely impact our business, financial condition, and results of operations.
On November 13, 2020, the Cyberspace Administration of China promulgated a draft of Administrative Measures on Internet Live Streaming Marketing Information Content Services for public comment. According to the draft, all entities that conduct internet live streaming marketing services must be subject to the administration and supervision of the Cyberspace Administration of China. This draft provides firstly the definition of the live streaming marketing platform, which includes internet live streaming services platform, internet audio-video services platform, and
e-commerce
platform, and requests the live streaming marketing platform to be filed with the Cyberspace Administration of China and to report to local counterpart of the Cyberspace Administration of China for security valuation. Meanwhile, the live streaming marketing platform shall implement real-name registration system for all live streaming operator on the platform.

In addition, the PRC government and regulatory authorities have adopted regulations governing content contained within videos, live streaming, and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent, or defamatory on the internet. Any failure to comply with these regulations may subject us to liability. We conduct content reviews regularly to ensure the live streaming content on our platform comply with relevant laws and regulations, but we cannot assure you that our review process will always guarantee zero violation of the content related laws and regulations. Reports or publicity of content on our platform that are fraudulent, obscene, superstitious, or otherwise inappropriate may result in negative publicity, harm to our brand or a regulatory response that might have a material and adverse impact on our business.
The interpretation and application of existing PRC laws, regulations and policies and upcoming new laws, regulations or policies relating to the internet industry have created substantial uncertainties in the compliance of our business operations. We regularly communicate with the competent government authorities to stay compliant with applicable laws and regulations. We plan to continue to establish a real-name registration system and conduct necessary content review as an Internet information services provider in accordance with current laws and regulations. If we fail to obtain or maintain the proper approvals, licenses, or permits required by applicable laws and regulations, the competent government authorities have the power, among other things, to levy fines, confiscate our income, revoke our business licenses, require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.
The continued growth of the Chinese internet market depends on the development of telecommunications infrastructure.
Almost all access to the internet in China is state-owned, and telecommunication operations are under MIIT’s administrative control and regulatory supervision. In addition, the national networks in China connect to the internet through government-controlled international gateways. These international gateways are the only channels through which a domestic PRC user can connect to the international internet network. We rely on this infrastructure, primarily China Telecom and China Unicom, to provide data communications capacity. Although the PRC government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed, or that it will be sufficiently upgraded to meet the specifications of the existing or future technological advancement, such as 5G internet. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The internet infrastructure in China may not support the demands associated with continued growth in internet usage.
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
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
The SEC has not yet proposed rules relating to the implementation of the HFCAA. There could be additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the
Report on
Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
Proceedings instituted by SEC against the PRC affiliates of the Big Four accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended.
Starting in 2011, the PRC affiliates of the Big Four accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work paper and other related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.
In December 2012, SEC brought administrative proceedings against the Big Four accounting firms, including our independent registered public accounting firm in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under SEC’s investigation for potential accounting fraud. On January 22, 2014, an initial administrative law decision, or Initial Decision, was issued, censuring these accounting firms and suspending four of the five firms from practicing before SEC for a period of six months. The accounting firms filed a Petition for Review of the Initial Decision to SEC. On February 6, 2015, the Big Four China-based accounting firms each agreed to a censure and to pay a fine to SEC to settle the dispute and avoid suspension of their ability to practice before SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide SEC with access to PRC firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria, during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.
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
Certain of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.
Certain of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. We are unable to control whether and when the applicable lessors will complete or cooperate with us to complete the registration in a timely manner. In the event that a fine is imposed on both the lessor and lessee, and if we are unable to recover from the lessor any fine paid by us, such fine will be borne by us.

General Risks Relating to Our Ordinary Shares and ADSs
The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to holders of our ADSs.
The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the closing trading prices of our ADSs on the Nasdaq have ranged from US$21.6 to US$38.9 per ADS in 2020. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China, especially internet and technology companies, that have listed their securities in Hong Kong and/or the United States may affect the overall investor attitude towards Chinese public companies. The securities of some of these companies have experienced and may continue to experience significant volatility, resulting from, among other things, underperformance and deteriorating financial results, negative news or perceptions about inadequate corporate governance practices, and fraudulent behaviors of such companies.
Consequently, the trading performance of our ADSs may be adversely and materially affected, regardless of our actual operation performance.
In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our operation, including the followings:

•	the COVID-19 pandemic and its impact on the travel industry;

•
actual or anticipated fluctuations in our quarterly operating results and variations in our results of operations that are not in line with market or research analyst expectations or changes in financial estimates by securities research analysts;

•	conditions in the internet or travel industries;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other internet or travel companies or other companies that primarily operate in China;

•	changes in major business terms between our ecosystem partners and us;

•
announcements made by us or our competitors of new features or functionalities or other product and service offerings, investments, acquisitions, strategic relationships, joint ventures, or capital commitments;

•
press and other reports, whether or not true, about our business, our directors, senior management, or other key employees, including negative reports published by short sellers, regardless of their veracity or materiality to us;

•	litigation and regulatory allegations or proceedings that involve us and our directors;

•	additions to or departures of our management;

•	political or market instability or disruptions, and actual or perceived social unrest in the markets where we operate;

•	fluctuations of exchange rates among the Renminbi, the Hong Kong dollar and the U.S. dollar;

•	sales or perceived potential sales or other dispositions of existing or additional shares and/ or ADSs or other equity or equity-linked securities;

•	any actual or alleged illegal acts of our directors, senior management, or other key employees;

•	any share repurchase program;

•	regulatory developments affecting us or our industry, users, licensors and other ecosystem partners; and

•	market and volume fluctuations in the stock market in general.
In addition, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us, such as the large decline in share prices in the United States in early 2020. These market and industry fluctuations may significantly affect the trading price of our ADSs. In the past, following periods of instability in the market price of a company’s securities, shareholders have often instituted securities class action suits against that company. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could materially and adversely affect our business, financial condition, and results of operations.
Substantial future sales or perceived potential sales of ordinary shares, ADSs or other equity securities in the public market could lower the market price for the ADSs and adversely impact the price of the ADSs.
In the future, we may sell additional ordinary shares, ADSs or other equity securities to raise capital, and our existing shareholders could sell substantial amounts of the ADSs, including those issued upon the exercise of outstanding options, in the public market. We cannot predict the size of such future issuance or the effect, if any, that they may have on the market price for the ADSs. The issuance and sale of a substantial amounts of ordinary shares, ADSs, or other equity securities, or the perception that such issuances and sales may occur, could adversely affect the market price of our listed securities and impair our ability to raise capital through the sale of additional equity securities.
Provisions of our convertible notes could discourage an acquisition of us by a third party.
As of December 31, 2020, the aggregate principal amount of our outstanding convertible notes was US$1.1 billion. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (i) any person or group gaining control of our company; (ii) our company merging with or into another company or disposing of substantially all of its assets; (iii) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iv) the adoption of any plan relating to the dissolution or liquidation of our company; or (v) our ADSs ceasing to be listed on a major U.S. national securities exchange in certain circumstances, subject to certain exceptions where the applicable consideration comprises U.S.-listed common equity or ADSs. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.
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

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;

•
the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, and because we conduct the majority of our operations in China and because the majority of our directors and officers reside outside of the United States.
We are incorporated in the Cayman Islands, and we conduct the majority of our operations in China through our wholly-owned subsidiaries and several consolidated affiliated Chinese entities in China. Most of our directors and officers reside outside of the United States and most of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons, or to bring an action against us or against these individuals in the Cayman Islands or in China in the event you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgement against our assets or the asses of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination
of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty, and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Our corporate affairs are governed by our second amended and restated memorandum and articles of association and by the Companies Act of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors are to a large extent governed by the common law the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States or Hong Kong. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
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
Provisions of our rights agreement could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders.
In November 2007, we adopted a shareholder rights plan pursuant to a rights agreement, which was subsequently amended. The shareholder rights plan is accounted as dividend in our financial statements. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in our outstanding shares. As the shareholder rights plan generally allows shareholders, except for the acquirer who triggers the exercise of the rights, to purchase additional shares at significantly discounted market price, the potential dilution effect is dependent on the number of shares purchased by the acquirer and other factors related to the acquisition, and may not be estimated at this time. In addition, the existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for the ADSs.
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
non-passive
asset.
Based on our income and assets, and the value of our ADSs, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2020 and we do not expect to be a PFIC for the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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
A.
    History and Development of the Company
We commenced our business in June 1999. In March 2000, we established an exempted company with limited liability under the Companies Act in the Cayman Islands, Ctrip.com International, Ltd. as our new holding company. In October 2019, we changed our company name to “Trip.com Group Limited.” Since our inception, we have conducted the majority of our operations in China and expanded our operations overseas in 2009. As of December 31, 2020, we mainly operated our business through the following significant subsidiaries:

•	C-Travel International Limited;

•	Ctrip.com (Hong Kong) Limited;

•	Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;

•	Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information;

•	Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network;

•	Wancheng (Shanghai) Travel Service Co., Ltd., or Wancheng;

•	Shanghai Hecheng International Travel Agency Co., Ltd., or Hecheng;

•	Skyscanner Holdings Limited, or Skyscanner;

•	Shanghai Ctrip International Travel Agency Co., Ltd. (formerly known as Shanghai Ctrip Charming International Travel Agency Co., Ltd.), or Shanghai Ctrip;

•	Chengdu Ctrip International Travel Agency Co., Ltd., or Chengdu Ctrip International; and

•	Chengdu Ctrip Information Technology Co., Ltd., or Chengdu Information.
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
In September 2019, we completed put right offer relating to the US$975 million in aggregate principal amount of 1.25% convertible senior notes due 2022 (taking into account of the fully exercised over-allotment option), or the 2022 Notes. US$924 million aggregate principal amount of the 2022 Notes were validly surrendered and not withdrawn prior to the expiration of the put right offer. The aggregate purchase price of these 2022 Notes was US$924 million.
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
In July 2020, we exercised our put right option relating to the US$400 million in aggregate principal amount of 1.99% convertible senior notes due 2025, or the 2025 Notes, at an aggregate purchase price of US$395 million.
In July 2020, our US$700 million in aggregate principal amount of 1.00% convertible senior notes due 2020, or the 2020 Notes, were redeemed in cash. The aggregate purchase price of the 2020 Notes was US$700 million.
In July 2020, we issued US$500 million in aggregate principal amount of 1.50% exchangeable senior notes due 2027, or the 2020 Exchangeable Notes. The 2020 Exchangeable Notes are exchangeable, at the option of the holders and subject to certain conditions, into cash, ADSs of Huazhu Group Limited (Nasdaq: HTHT), or a combination thereof, at our election subject to certain conditions. The initial exchange rate of the 2020 Exchangeable Notes is 24.78 Huazhu ADSs per US$1,000 principal amount of the notes. The 2020 Exchangeable Notes bear interest at a rate of 1.50% per year, payable semiannually beginning on January 1, 2021.

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
B.
    Business Overview
We are a leading
one-stop
travel platform globally, integrating a comprehensive suite of travel products and services and differentiated travel content. We are the go-to
destination for travelers in China, and increasingly for travelers around the world, to explore travel and get inspired, to make informed and cost-effective travel bookings, and to enjoy hassle-free, on-the-go
support and share travel experience. Users come to our platform for any type of trip, from in-destination
activities, weekend getaways, and short-haul trips, to cross-border vacations and business trips. Our product and service portfolio covers offerings that appeal to both our domestic users and our growing global user base. Founded in 1999, we now operate the most well-known travel brands in China, and have solidified our leadership over the past two decades.
Our Platform
Our
one-stop
travel platform connects our users and our ecosystem partners. Our platform aggregates our product and service offerings, reviews and other content shared by our users based on their real travel experiences, and original content from our ecosystem partners to enable leisure and business travelers to have easy access to enjoyable travel experiences and make informed and cost-effective bookings. Our platform has attracted ecosystem partners across multiple sectors, including accommodation reservation, transportation ticketing, packaged tours, and in-destination
activities. In addition, since 2018, we have been rolling out content sharing features on our platform, which allow users to discover, explore, and share travel-related content featuring destination reviews and travel experiences and tips, thereby further enriching the ecosystem surrounding our platform.
Touchpoints for Users
Online Channels
Our online channels consist of our mobile applications, other mobile access channels, and websites. Our online reservation and fulfillment infrastructure enables our users to explore, search, reserve, and purchase travel products and other value-added services through our online channels in China, and have continued to expand globally. For the year ended December 31, 2020, over 90% of our total transaction orders were executed through our mobile channels. We maintain our main sites of Ctrip and Qunar in China, and over time, we have established localized sites for users outside China. As of December 31, 2020, our products and services through Trip.com were available in 20 languages and 31 local currencies and local sites, and our products and services through Skyscanner were available in over 30 languages and 52 countries and regions globally.
We offer personalized home pages based on user profiles or past transactions and display travel products and services based on geolocation and other travel insights. While placing an order, users are prompted with options to customize their trips with packaged deals or additional value-added services for their convenience, such as travel insurance, car rental, or hotel deals. All products and services are shown with full price transparency. Our itinerary management tools enable users to review and manage their orders and itineraries. We encourage users to submit ratings, reviews, and recommendations to our platforms during their trips and after they return from their trips.
Offline Channels
In addition to our seven customer service centers located in China and abroad, we are expanding our offline presence to open up offline stores with our business partners to serve our users who prefer an in-person
experience. In our offline stores, we provide users with
one-stop
services, such as travel consultation services and other local support and assistance. In addition, our offline stores are expanding to lower-tier cities in China to cover user base with different purchase and consumption habits, experiences, and needs. As of December 31, 2020, we had approximately 6,000 offline stores across over 300 cities in China.

Open Platform for Ecosystem Partners
We adopted an open platform business model to attract and facilitate customized travel offerings by ecosystem partners covering various sectors in the travel vertical. Our open platform strategy allows ecosystem partners to join our open platform and directly post their own product and service offerings on our platform alongside products and services that are negotiated with business partners and offered by us.
Our ecosystem partner base includes hotels and other accommodation providers, airlines and other air ticket partners, train ticket partners, car rental companies, bus operators, ferry carriers, other travel agencies from whom we source travel products and services, and value-added service partners. We also opened up our platform to international partners, search engines,
e-commerce
platforms, and other channels to expand their business opportunities and increase the offerings available to our users. As of December 31, 2020, our open platform provided over 1.2 million global accommodation listings, offered flights from over 480 airlines, and had a network of over 30,000 other ecosystem partners.
We carry out ecosystem partner selection process to ensure the quality of product and service offerings to our users. When determining whether to accept a prospective ecosystem partner to our open platform, we take into account various factors, including reputation, industry expertise and know-how,
price competitiveness, and track record of delivering high-quality products and services. We also have streamlined the contracting process for ecosystem partners by using an
e-contract
system on our open platform. We set high service standards and manage product and service quality of our ecosystem partners through screening and ratings. We monitor our ecosystem partners’ performance based on user feedback. Ecosystem partners with good performance will be rewarded, while those with negative reviews will be flagged for improvement.
Our Products and Services
We offer accommodation reservation, transportation ticketing, packaged tours, and corporate travel management services, as well as other travel-related services to meet the various booking and traveling needs of both leisure and business travelers through our travel platform. We began offering accommodation reservation and transportation ticketing services in October 1999. Over the past two decades, we have been driving the transformation of travel experience and the adoption of online- and mobile- based travel booking solutions for leisure and business travelers in China and globally. We capture evolving user preferences and provide travel content as well as travel products and services to make travel effortlessly enjoyable. In addition, we offer various other products and services, including packaged-tour and in-destination
activity products and services, corporate travel management services, and other travel-related services, such as car services, travel-related financing and insurance, and visa services to meet the various booking and traveling needs of both leisure and business travelers. Our users also have access to both user-generated and professionally-generated content through personalized content feeds and our search tools.
Accommodation Reservation
Users can search, compare, and book accommodations on our platforms based on their destination and detailed stay preferences, and may further filter and sort search results by price range, star category, location, brand, and amenities. We also augment our accommodation reservation offerings with traveler ratings, reviews, recommendations, and tour guides.
We act as an agent in substantially all of our hotel-related transactions. We generate substantially all of our accommodation reservation revenue through commissions from our hotel reservation partners through our platform. We recognize revenues when the reservation becomes non-cancellable,
which is the point considered when we complete our performance obligation in accommodation reservation services. Contracts with certain hotel reservation partners contain incentive commissions that are typically subject to specific performance targets. We generally receive incentive commissions from hotels through monthly arrangements based on performance targets of accommodation reservations where our users have completed their stay.
We contract with hotel partners for rooms under two agency models, the “guaranteed allotment” model and the
“on-request”
model. Under the “guaranteed allotment” model, a hotel guarantees us a specified number of available rooms every day, allowing us to provide instant confirmations on such rooms to our users before notifying the hotel. For the year ended December 31, 2020, hotel reservations in which we have a guaranteed allotment arrangement accounted for a significant portion of our total hotel reservations in terms of GMV. With the remaining hotel partners, we book rooms on an
“on-request”
basis, meaning our ability to secure hotel rooms for our users is subject to room availability at the time of booking.

Transportation Ticketing
Users can search and book transportation tickets via our online platform and customer service centers. Our search functions allow users to narrow search results by specifying preferences, such as time and mode of transportation, and we leverage our data analytics capability to help them book tickets that best suit their travel needs. As of December 31, 2020, our transportation ticketing network covered over 200 countries and regions.
Air Tickets
We sell air tickets as an agent for substantially all domestic PRC airlines and major international airlines operating flights. As of December 31, 2020, we offered flights from over 480 global airlines, covering over 2,600 airports in over 200 countries and regions. Our air ticket booking engines source real-time availability and pricing information from “direct connects” to airlines’ booking systems and the global distribution system (GDS), a computerized network system that has real-time link to our ecosystem partners’ inventory.
In addition to selling air tickets, we also offer various options and services to help users travel with ease. Powered by our route planning algorithms and travel supply, users can customize their trips by combining two or more of our core travel products, such as air tickets and hotels, which are typically offered as a package at discounted rates. We also provide travel insurance products, such as flight delay insurance, air accident insurance, and baggage loss coverage, and various ancillary value-added services built around users’ air travel needs, such as air-ticket
delivery, online
check-in
and seat selection, express security screening, real-time flight status tracker, and airport VIP lounge services.
Other Tickets
Other tickets covered by our transportation ticketing service include train, long-distance bus, and ferry tickets. In connection with such ticketing services, we also offer various other ancillary travel products and services that are designed to streamline the ticketing process.
Packaged Tours and
In-Destination
Activities
We offer independent leisure travelers bundled packaged-tour products as well as in-destination
activity products and services, catering to our users’ evolving demands.
Packaged Tours
We offer our users bundled packaged-tour products, including group tours, semi-group tours, customized tours, and packaged tours with different transportation arrangements, such as by air, cruise, bus, and car rental, covering domestic and international destinations. For example, we focus on securing diverse boutique travel products domestically, such as combinations of themed hotels and dining. We provide integrated transportation and accommodation services and offer a variety of value-added services including transportation at destinations, attraction tickets, local activities, insurance, visa services, and tour guides. We also provide user support, supplier management, and customer relationship management services to packaged-tour providers.
In-destination
Activities
Destinations are often defined by the activities available upon arrival. Over the years, users are seeking more novel experiences and are eager to do more memorable activities in the destinations. Driven by the rise of experiential travel, we offer a variety of in-destination
products and services, such as
in-destination
dining and shopping, day tours of popular tourist destinations, attraction and show tickets, customized tour guide services, and virtual tour assistant. Users not only have many options for what and when to book in-destination
activities, but also can book at the last minute in a quick and straightforward manner on our platform. As of December 31, 2020, we offered over 310,000 in-destination
activities around the world.

Corporate Travel Management
In addition to serving individual users, we also serve corporate clients with similar products and services to help them plan business travel in a cost-efficient way. We provide our corporate clients with business visits, incentive trips, meetings and conferences, travel data collection and analysis, industry benchmarking, cost savings analysis, and travel management solutions. We have independently developed our Corporate Travel Management System, which is an online platform integrating information management, online booking, online authorization, online inquiry, and travel reporting systems.
Other Travel-Related Services
Our other travel-related services primarily include online advertising and financial services. We provide marketing planning and travel media services to our ecosystem partners, as well as a wide range of advertising services to pan-industry
brand partners. Based on our travel product and service offerings, user base, and industry value chain, we also have obtained necessary licenses to facilitate users and ecosystem partners on our platform with our financial services, which mainly cover consumer financing, supply-chain financing, and a range of digital solutions for our users and ecosystem partners.
Content Offerings
We consolidate and aggregate travel-related content for our users to help them get inspired by new travel ideas, make informed travel decisions, and share their travel experiences. Our users have access, through personalized content feeds and our search tools, to both user-generated content shared by travelers based on their real travel experiences and professionally-generated content including our official selections and content produced by professional travel bloggers, KOLs, and our ecosystem partners.
Reviews.
We provide our users with detailed, authentic, and transparent information on our product and service offerings based on our users’
in-depth
reviews and detailed ratings. We have been refining our user review framework to improve authenticity, objectivity, and relevance of our review and rating system, creating a feedback loop for us to refine our products and services, enhance users’ search experience, and enable them to rely on us for making well-informed travel decisions.
Community.
Our community integrates the online travel content sharing features on our platform with our product and service offerings, so that our users can discover, explore, and share travel-related content such as destination travel experiences and tips. In addition, we are able to push tailored recommendations to our users while they are browsing through our community.
Selections and Recommendations.
We provide our users with various lists of selected and recommended product and service offerings, such as popular destinations, themed activities, restaurant guides, and special deals. Our selections and recommendations help inspire our users’ next great getaway, from long weekend escapes to must-see
destinations and to bucket-list adventures from around the globe.
Live Streaming.
In March 2020, we launched our first mobile BOSS live streaming event featuring a live tour by our management team and Trip.com live streaming series. Since then we have upgraded our live streaming channel into a platform with integrated resources and content. In addition to our official channel, our live streaming platform also hosts professionally-generated content contributed by professional travel bloggers, KOLs, and our ecosystem partners. We have collaborated with leading international hotel brands to offer our users discounts on luxury hotels through live streaming.
User Support
We provide user support online and offline through multiple channels such as calls, instant messaging, email, and social networks, in multiple media formats such as voice, text, image, and video, 24 hours a day, seven days a week. As of December 31, 2020, we had seven customer service centers located in China and abroad, such as Shanghai, Nantong, Guangzhou, Manila, Tokyo, Seoul, and Edinburgh. These customer service centers are staffed with in-house
travel specialists who have participated in a formal training program before commencing work. We also provide comprehensive aftersales services including aftersales support, pre-travel
warnings, major incident compensation, a special situation refund policy, and emergency support, among others.

In 2016, we launched the first travel safety center in China. The service center established seven mechanisms to provide travelers with more protection, including the application of the global supplier travel safety standards, travel warning centers, a global travel destination emergency assistance mechanism, major disaster protection funds, a special reason cancelation policy, global travel insurance and rescue services, and a tour guide responsibility mechanism. We provide our users with travel insurance service including insurance consultation and claim settlements, from delayed and cancelled trips to accidental injury treatment, through one of our consolidated entities with insurance license.
In 2017, we launched the first global travel SOS service in China. Users who book a trip from our platforms have access to 24/7 emergency support. The SOS service currently covers three major categories: (i) support in emergencies such as natural disasters and terrorist attacks, (ii) support in case of injury or illness during the journey, including assistance in medical treatment, delivery of medicines, and translation services, and (iii) assistance provided when valuables are lost during the journey, including assistance in the recovery of lost property and eventually bringing the property back to the home country.
Technology
Since our inception, we have been able to support the growth in our online and offline traffic and transactions with our technology and infrastructure. Our IT infrastructure is able to support nearly every aspect of our business, including our travel platform, mobile and website operations, and customer service centers.
AI and Big Data
Our technology platform is empowered by AI, big data analytics, and other proprietary technologies. Our platform processes a huge amount of travel-related data. Various big data and AI technologies such as natural language processing, speech recognition, computer vision, and conversational AI, are used to inform various applications such as traffic forecasting, civil aviation big data analysis, flight delay prediction, and a tourism knowledge graph, among others.
For our users, our technologies enable optimized search rankings, personalized recommendations, a streamlined user experience, enhanced user engagement, and the sharing and viewing of user-generated content. Our user support cloud platform is developed on both public and private clouds to optimize operational efficiency. The core technologies underlying our user support include (i) CtripIM, a self-developed instant messenger system which offers a streamlined problem-solving process, (ii) Softswitch, which enables us to securely encrypt users’ displayed phone numbers to prevent leakage of sensitive user information, and (iii) SoftPBX, a telephone system software that distributes calls through the intranet to different operators after the user’s phone call is connected.
For the ecosystem partners, our technologies enable marketing and optimize operating efficiency based on traveler propensity analysis and accurate demand predictions. We offer a variety of solutions to our ecosystem partners, such as
(i) E-booking
System for accommodation partners, which provides standardized information input to accommodation partners to digitalize their offerings, and (ii) pricing error monitoring system for airfare, which detects flight tickets with abnormally low fares (bug fares) using anomaly detection models based on historical and real-time airfare data.
Proprietary Search and Transaction Engines
We apply proprietary technologies in flight ticket search and accommodation search and transactions, which help us attract and retain users and improve their experiences on our platform. These technologies are able to process data that covers the global product offerings available on our platform, use algorithms to reduce computational cost, shorten search latency and processing time, and generate relevant results swiftly to ensure good user experience.
Our technologies for flight ticket searches include a search engine and personalized recommendation system. These technologies can support hundreds of millions of queries per day. The technology currently has covered departure or arrival cities worldwide and accommodates various languages. We have also built intelligent tools based on big data analytics and machine learning technologies for ecosystem partners to price their products appropriately and strengthen their competitive positions. We provide integration of travel information technology systems with online transaction platforms, which further decreases airlines’ operating cost and maximizes revenue.

Our technologies for accommodation searches include a hotel matching system, a hotel big data platform, and model algorithms. These technologies can support billions of queries per day, with an industry leading average response time. They can also rapidly process tens of billions of data points needed to calculate numerous room types, room status data, and room price data incrementally updated every day. The technology connects hotel sales sites in countries and regions around the world and supports multiple currencies and all major international credit card payments.
Marketing and Brand Awareness
Through a combination of online and offline marketing, brand promotion, cross-marketing, and rewards program, we have created strong brands that are commonly associated in China with travel products and services and user support. In addition, we leverage word-of-mouth
referrals among users to promote our brands. We will continue to use our focused marketing strategy to further enhance awareness of our brands and acquire new target users.
Brand Advertising
We currently operates through four leading travel brands, including (i) Ctrip, a leading provider of online travel and related services in China; (ii) Qunar, a leading online travel agency in China; (iii) Trip.com, an online travel agency for global travelers; and (iv) Skyscanner, a leading global travel search company.
We conduct our brand campaigns through advertising on video streaming platforms, targeted LCD displays in public spaces, and billboards at airports, railway stations, and bus stations. We also work with celebrities in our marketing campaigns and embed our brand and travel products into live TV shows, movies, and other entertainment marketing channels. We also have opened approximately 6,000 offline stores to supplement our online marketing to acquire more consumers in the lower-tier cities in China and those who prefer an in-person
experience. With these diverse channels, we believe that we have effective strategies to enhance brand awareness and user engagement and attract a new generation of users, and we have a unique advantage in our ability to develop truly multi-channel marketing solutions for global destinations.
Performance Advertising
We have contracted with the majority of the leading online marketing channels, such as search engines, browsers, and navigation websites, to feature our websites and have cooperated with online companies to promote our services, as well as conducting public relations activities. We have purchased related keywords or directory links to direct potential users to our websites.
We have also worked with major internet portals and leading mobile applications in their respective sectors to advertise locally and also have worked with top smart phone manufacturers to increase the number of our app downloads and promote more activations and transactions. In addition, we are actively testing all kinds of innovative and rapidly growing mobile channels that may appeal to consumers.
Cross-Marketing
We have entered into cross-marketing arrangements with major PRC domestic airlines, hotel chains, financial institutions, telecommunications service providers,
e-commerce
and internet companies, and other corporations. For example, our airline partners and financial institution partners recommend our products and services to members of their mileage programs or bank card holders. Users can accumulate miles by booking air tickets through us or earn points by paying through co-branded
credit cards.
Rewards Program
To secure our users’ loyalty and further promote our brand, we provide our users with a rewards program. This program allows our users to accumulate membership points calculated according to the services purchased by the users. Our membership points have a fixed validity term and our users may redeem these points for travel awards and other gifts.

Seasonality
The travel service industry is characterized by seasonal fluctuations, and accordingly our revenues may vary from quarter to quarter. Since most of our users are from China, to date, the third quarter of each year generally contributes the highest portion of our annual net revenues primarily due to the strong demand for both leisure and business travel activities during the summer. These seasonality trends are difficult to discern in our historical results because our revenues have grown substantially since inception. However, our future results may be affected by seasonal fluctuations in the use of our services by our users. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results.”
User Privacy and Data Security
We have internal rules and policies to govern how we may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users must acknowledge the terms and conditions of the user agreement before accessing our products and services, under which they consent to our collection, use, and disclosure of their data in compliance with applicable laws and regulations, and we will only use the data of our users under the conditions agreed by our users.
From an internal policy perspective, we limit access to our servers that store our user and internal data on a
“need-to-know”
basis. We adopt a data encryption system intended to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. We also deploy detection mechanisms, including machine learning technology and other automated tools that help us identify misleading information on our platform on our platform to remove, suppress, or forward the content for human review. Furthermore, we implement comprehensive data masking of user data for the purpose of fending off potential hacking or security attacks.
We engage legal counsel in and outside China to advise on our data protection policies and ongoing compliance with applicable laws and regulations. As part of our internal procedure, we engage overseas legal counsel to advise on the applicable licensing and compliance requirements before entering into new markets.
Intellectual Property
Our intellectual property rights primarily include trademarks and domain names associated with the name “Ctrip,” “Qunar,” “Trip.com,” and “Skyscanner” and copyright and other rights associated with our websites, technology platform, booking software, and other aspects of our business. We regard our intellectual property as a critical factor contributing to our success, although we are not dependent on any patents, intellectual property related contracts or licenses other than some commercial software licenses available to the general public. We rely on trademark and copyright law, trade secret protection, and confidentiality agreements with our employees to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our users, methods, business, and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments, and other processes made by them during their employment are our property.
As of December 31, 2020, we had over 700 patents registered with the PRC Intellectual Property Administration, including over 300 invention patents, and over 700 pending patent applications in China.
As of the December 31, 2020, we owned over 1,100 registered trademarks and approximately 200 pending trademark applications, in various categories with the Trademark Office of the PRC Intellectual Property Administration. In addition, we had over 70 registered trademarks in various overseas countries and international jurisdictions. We have registered our major trademarks “Ctrip” and “携程” (simplified Chinese characters for Ctrip) with the Trademark Office of the PRC Intellectual Property Administration, with the Registrar of Trademarks in Hong Kong, and also with the United States Patent and Trademark Office. In 2009, we registered the trademark “携程Ctrip” (a combination of the Chinese and English characters for Ctrip) with the Taiwan Intellectual Property Office and with Direcção dos Serviços de Economia of Macau. We have also registered the trademark “Ctrip” and “携程” in Korea, European Union, Singapore, Switzerland, Australia, New Zealand, Japan, Turkey, Vietnam, the United Arab Emirates, Malaysia, India, South Africa, Brazil, and Cambodia. We have also registered the trademark “Trip.com” in European Union, Japan, and the United States.

As of December 31, 2020, we held over 600 computer software copyrights and over 150 other copyrights registered with the PRC Copyright Administration.
As of December 31, 2020, we had over 230 registered domain names in China, including ctrip.com and ctrip.com.cn, and approximately 25 registered domain names outside China, including trip.com, all of which have been registered with www.markmonitor.com, and we have full legal rights over these domain names. As of the date of this annual report, all of our registered domain names were in effect.
Competition
China’s travel industry is highly competitive. We compete primarily with other travel agencies, including domestic and foreign consolidators of hotel accommodation and airline tickets as well as traditional travel agencies. As China’s travel market continues to evolve, we may be faced with increased competition from new domestic travel agencies, including the ones operated by other major internet companies, or international players that seek to expand into China. We may also face increasing competition from hotels and airlines as they increase their direct selling efforts or engage in alliances with other travel service providers, as well as content platforms and social networks entering into the travel industry.
We compete based on a number of factors, including, among other things, brand recognition, depth and breadth of travel offerings, price competitiveness, and user support and satisfaction. We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, larger user and supplier bases, or stronger financial, technical or marketing resources than we do. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we do not compete successfully against new and existing competitors, we may lose our market share, and our business may be materially and adversely affected.”
Customers and Suppliers
We have a broad base of customers, which primarily consist of our ecosystem partners, including airlines and other air ticket partners, hotel and alternative accommodation partners, and various value-added travel products and services partners, such as insurance companies. We have cultivated and maintained good relationships with our ecosystem partners since our inception. We have a team of employees dedicated to enhancing our relationship with existing ecosystem partners and developing relationships with prospective ecosystem partners. Our customers also include but are not limited to (i) users who purchase travel products that we pre-purchase
from ecosystem partners, (ii) users who purchase ancillary value-added travel products and services, and (iii) advertisers who post advertisements of their products and services on our online platforms.
Our suppliers primarily consist of online and mobile payment services, data storage, server hosting, and bandwidth providers, user acquisition channels, and advertising and marketing service providers.
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
In November 2019, we and TripAdvisor, Inc. (Nasdaq: TRIP), or TripAdvisor, agreed on a strategic partnership to expand global cooperation through various contracts. We and TripAdvisor agreed through our respective subsidiaries to form and jointly control a joint venture, where we would contribute cash and market expertise and TripAdvisor would contribute a long-term exclusive brand and content license and other assets of its China business. We both share inventories in travel categories at the joint venture level. The joint venture operates globally as TripAdvisor China. Due to the partnership with TripAdvisor, Ms. Jane Jie Sun currently serves as a director of TripAdvisor.

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
re-measurement
of the previously held equity interest.
Health, Work Safety, Social, and Environmental Matters
We do not operate any manufacturing or warehousing facilities. Therefore, we are not subject to significant health, work safety, social, or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. For the year ended December 31, 2020 and up to the date of this annual report, we had not been subject to any fines or other penalties due to non-compliance
with health, work safety, social, or environmental regulations.
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
According to our PRC legal counsel, Commerce & Finance Law Offices, the ownership structures, as described in this annual report, comply with all existing PRC laws, rules and regulations.
Regulations Related to Foreign Investment in the PRC
Foreign Investment Industrial Policy
Investments activities in China by foreign investors are principally governed by the Catalog for the Encouragement of Foreign Investment Industries (2020 Edition), or the Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which were both promulgated by the MOFCOM and the NDRC and each became effective on January 27, 2021, and July 23, 2020. The Catalog and the Negative List set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in the Catalog and the Negative List are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.
According to the Negative List, the foreign equity interests ownership of entities that engage in value-added telecommunications business (except for
e-commerce,
domestic multi-party communication, storage and forwarding and call center) must not exceed 50%, and foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including
e-commerce
business operation) in China.
Foreign Investment Law and its Implementation Measures
On March 15, 2019, the National People’s Congress enacted the Foreign Investment Law, or the FIL, which came into effect on January 1, 2020. The FIL has replaced the previous major laws and regulations governing foreign investment in the PRC, including the Sino-foreign Equity Joint Ventures Enterprises Law of China, the Sino-foreign
Co-operative
Enterprises Law of China and the Wholly Foreign-invested Enterprise Law of China. According to the FIL, “foreign-invested enterprises” refers to enterprises that are wholly or partly invested by foreign investors and registered under the PRC laws within China, and “foreign investment” refers to any foreign investor’s direct or indirect investment activities in China, including: (i) establishing foreign-invested enterprises in China either individually or jointly with other investors; (ii) obtaining stock shares, equity shares, shares in properties or other similar interests of Chinese domestic enterprises; (iii) investing in new projects in China either individually or jointly with other investors; and (iv) investing through other methods provided by laws, administrative regulations or provisions prescribed by the State Council.

On December 26, 2019, the State Council issued Implementation Regulations for the Foreign Investment Law of China, or the FIL Implementation Rules, which came into effect on January 1, 2020. According to the FIL Implementation Rules, in the event of any discrepancy between the FIL, the FIL Implementation Rules and the relevant provisions on foreign investment promulgated prior to January 1, 2020, the FIL and the FIL Implementation Rules shall prevail. The FIL Implementation Rules also set forth that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List. Pursuant to the FIL and the FIL Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the FIL are allowed to keep their corporate organization forms for five years from the effectiveness of the FIL before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the PRC Company Law, the Partnership Enterprise Law of China and other applicable laws.
On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which came into effect on January 1, 2020, and has replaced the Interim Measures for the Administration of Record-filling on the Establishment and Changes in Foreign-Invested Enterprises. Foreign investors or foreign-invested enterprises shall submit investment information to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System.
Regulations Related to Value-Added Telecommunications Services
In 2000, the State Council promulgated the Telecommunications Regulations of China, or the Telecommunications Regulations, most recently amended in February 2016, which provide the regulatory framework for telecommunications service providers in China and require a telecommunications service provider to obtain an operating license prior to commencing its operations. The Telecommunications Regulations categorize all telecommunications services as either basic telecommunications services or value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services. Pursuant to the Catalog of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently amended on June 6, 2019, information services provided via public telecommunication network or the internet and the online data processing and transaction processing services provided via public telecommunication network or the Internet by utilizing various kinds of data and transaction processing application platforms that are connected to public telecommunication network or the Internet fall within value-added telecommunications services.
The Administrative Measures on Internet Information Services, which was promulgated by the State Council on September 25, 2000, and amended on January 8, 2011, set out guidelines on the provision of internet information services. According to the Administrative Measures on Internet Information Services, the internet information services is classified into commercial internet information services and non-commercial
internet information services; an operator of commercial internet information services must obtain a value-added telecommunications operating license for the provision of internet information services from the appropriate telecommunications authorities. The Administrative Measures for Telecommunications Operating Licenses, which was promulgated by the MIIT on July 3, 2017, and became effective on September 1, 2017, further regulates the telecommunications operating licenses.
Restrictions Related to Travel Agency
On April 25, 2013, the Standing Committee of the National People’s Congress issued the PRC Tourism Law, which took effect on October 1, 2013 and was amended in 2016 and 2018. The PRC Tourism Law aims to protect tourists’ and tour operators’ legal rights, regulate travel market and promote the development of travel industry, and sets forth specific requirements for the operation of travel agencies. Travel agencies are prohibited from (i) leasing, lending or illegally transferring travel agency operation licenses or otherwise disseminating untrue or inaccurate information when soliciting customers and organizing tours, (ii) conducting any false publicity to mislead customers, (iii) arranging visits to or participation in any project or activity in violation of PRC laws and regulations or social morality, (iv) organizing tours at unreasonably low price to induce or cheat tourists, or obtaining unlawful profits such as kickbacks, and (v) changing or ceasing scheduled itineraries without reasons and forcing the tourists to participate in other activities against the will of tourists. In addition, travel agencies must enter into contracts with customers for travel services; and before a tour starts, a customer may assign his personal rights and obligations in a packaged-tour contract to any third person, whom the travel agency cannot refuse without cause, as long as any fee increase will be borne by the customer and the relevant third person. Accordingly, travel agencies may be subject to civil liabilities for failing to fulfill the obligations discussed above, which include rectification, confiscation of any illegal income, imposition of a fine, an order to cease business operation, or revocation of its travel agency permit.

The travel industry is subject to the supervision of the PRC Ministry of Culture and Tourism and local tourism administrations. The principal regulations governing travel agencies in China include the Travel Agency Regulations, issued by the State Council in February 2009, which became effective on May 1, 2009 and most recently amended on November 29, 2020, and the Implementing Rules of Travel Agency Regulations promulgated by the PRC National Tourism Administration in April 2009, which became effective as of May 3, 2009 and most recently amended on December 12, 2016. Under these regulations, a travel agency must obtain a license from the National Tourism Administration or the provincial-level tourism administration it authorizes to conduct outbound travel business, and a license from the provincial-level tourism administration or the municipal tourism administration it authorizes to conduct domestic and inbound travel agency business.
The Travel Agency Regulations permit foreign investors to establish foreign invested travel agencies. Foreign-owned travel agencies are allowed to open branches nationwide, but are restricted from engaging in outbound tourism business in China, unless otherwise determined by the State Council, or provided under a bilateral free trade agreement between the country and China, or the closer economic partnership agreements between China, Hong Kong and Macau. In December 2009, the State Council promulgated the Opinion on Accelerating Development of Travel Industry, which gradually allows foreign invested travel agencies to operate business of arranging PRC residents traveling to overseas destinations on a trial basis. On August 29, 2010, the NTA and MOFCOM further promulgated the Interim Measures for Supervising Pilot Operation of Overseas Travel Business by Sino-Foreign Joint Venture Travel Agencies, according to which the National Tourism Administration may choose and approve certain qualified Sino-foreign joint venture travel agencies to operate business of arranging PRC residents traveling to overseas destinations, Hong Kong and Macau (excluding Taiwan), on a trial basis. Based on the Plan to Strengthen the Reform and
Open-up
Policy in China (Shanghai) Pilot Free Trade Zone promulgated by the State Council in March 2017, China (Shanghai) Pilot Free Trade Zone has implemented a pilot project that allows the wholly foreign-owned travel agencies registered in China (Shanghai) Pilot Free Trade Zone that satisfied with required conditions to operate outbound tourism business. In January 2019, the PRC State Council promulgated the Approval to the Work Plan on Fully Promoting the Comprehensive Pilot Program for Expanding the
Opening-Up
of the Service Industry of Beijing Municipality, which allows wholly foreign-owned travel agencies to provide outbound travel services (except for Taiwan) for PRC citizens on a trial basis.
On August 20, 2020, the Ministry of Culture and Tourism promulgated a Tentative Administrative Measure on Online Travel Operation, which intends to standardize the online travel operation business. The online travel operation services means provision of travel services to the travelers via the information network such as Internet and such services include package tour, transportation, accommodation, dining, sightseeing, entertainment and so on. The operator of online travel business shall provide real and accurate travel services information without false promotion and advertisement. The operator of online travel platform shall verify the identification, license, quality standard and credit rating of all travel business operator registered on the platform. The online travel business operator shall protect the personal data privacy of travelers and shall not set unfair trading conditions based on consumption record and preference by abusing data analyzing technology. The platform operator shall examine the license and qualification of travel business operator inside the platform and alert the travelers for safety warning, and shall take the liability if it fails to perform relevant obligations requested by such administrative measures.
Regulations Related to
Air-ticketing
The
air-ticketing
business is subject to the supervision of the China Air Transportation Association and its branches. In April 2015, the China Air Transport Association issued the Air Transportation Sales Agent Qualification Accreditation Measures pursuant to which an air-ticketing
agency must obtain a permit from air transportation sales agency branch, an affiliate of the China Air Transport Association in which the agency proposes to conduct the air-ticketing business. There are two types of air-ticketing
permits in China, permits for selling tickets for international flights and flights to Hong Kong, Macau and Taiwan, and permits for selling tickets for domestic flights in China.

In February 2019, the Air Transportation Sales Agent Qualification Accreditation Measures were abolished and air transportation sales agencies can operate air-ticketing
business without permits as was previously required. Alternatively, the Self-Discipline Measures for Air Transportation Sales Agency Industry was promulgated by the China Air Transport Association, which encourages self-discipline administration for air transportation sale agency industry. The China Air Transport Association has further promulgated the Business Standards of Air Passenger Transportation Sales Agencies and the Business Standards of Air Freight Transportation Sales Agencies, which introduce general business standards applied by airlines for selecting and authorizing their air-ticketing
sales agents. For example, basic requirements for passenger air transportation sales agencies are, including but not limited to, (i) having proper business license, (ii) having telecommunication and information services business license if conducting online air-ticketing
sales, (iii) having suitable capital contributed for business operation, (iv) having capital guarantee or pledge in favor of airlines, (v) agencies and their principals not having poor credit records, and (vi) having sufficient, properly trained employees.
In August 2017, the Civil Aviation Administration of China issued the Notice on Regulating Online
Air-ticketing,
pursuant to which online
air-ticketing
platform shall not conduct bundle sales of any other services and products by default along with selling air tickets. The online air-ticketing
platform shall display ancillary
air-ticket-related
services and products (e.g. VIP lounge coupon and insurance) in an explicit and accurate manner and shall offer such services and products to customers as an option in addition to their air ticket purchases.
Regulations Related to
E-commerce
The SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services on May 31, 2010, and replaced by the Administrative Measures for Online Trading on January 26, 2014, which became effective on March 15, 2014. These measures impose more stringent requirements and obligations on online trading or service operators as well as third-party trading platforms. For example, marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s web page the information stated in the merchant’s business license or a link to its business license. On December 24, 2014, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms.
On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the
E-Commerce
Law, which came into effect on January 1, 2019. The
E-commerce
Law imposes a series of requirements on
e-commerce
operators including
e-commerce
platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the
E-commerce
Law,
e-commerce
operators who provide search results based on consumers’ characteristics, such as hobbies and consumption habits, shall also provide consumers with options that are not targeted at their personal characteristics at the same time, respect and fairly protect the legitimate interests of the consumers. In addition,
e-commerce
platform operators are not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on their platforms by merchants, or charge merchants operating on its platform any unreasonable fees.
An
e-commerce
operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the Telecommunications Regulations and the Catalog of Telecommunications Services.
Regulations Related to Consumer Protection
The Consumer Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on October 31, 1993, and last amended on October 25, 2013, effective as of March 15, 2014, sets out the obligations of business operators and the rights and interests of consumers. Business operators must guarantee the quality, function, usage and term of validity of the goods or services they sell or provide, if these goods and services are consumed under normal standards. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online platforms may claim damages from the sellers or service providers. Online platform operators may be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online platforms if the platform operators fail to provide consumers with authentic contact information of the sellers or service providers.

Regulations Related to Internet Information Security and Privacy Protection
Internet content in China is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress on December 28, 2000, and amended with immediate effect on August 27, 2009, makes it unlawful to, including but not limited to: (i) gain improper entry into a computer information system of national affairs, national defense or cutting-edge science and technology; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Administrative Measures for the Security Protection of International Connections to Computer Information Network, issued by the Ministry of Public Security, or the MPS, on December 30, 1997, and amended on January 8, 2011, prohibits the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content.
On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, national security and cyber security and development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services and other important activities that are likely to impact the national security of China.
On June 28, 2016, the Cyberspace Administration of China, or the CAC, promulgated the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, providing that mobile Internet application providers are prohibited from engaging in any activity that may endanger national security, disturb social order or infringe the legal rights of third parties, and may not produce, copy, release or disseminate through mobile internet applications any content prohibited by laws and regulations.
On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law provides that network operators must set up a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cyber Security Law imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.
PRC government authorities have enacted legislations on internet use to protect personal information from any unauthorized disclosure and prohibits an internet content provision operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. The Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the MIIT on December 29, 2011, and became effective on March 15, 2012, stipulate that internet information provider may not, without user’s consent, collect user’s personal information, which is defined as user information that can be used alone or in combination with other information to identify the user, and may not provide any such information to third parties without user’s prior consent, unless when required by laws or regulations. In addition, an internet information service providers shall expressly inform the users of the methods, content and usage of the collection and process of their personal information and shall not collect any information not necessary for or beyond the purpose of the services they provide. Internet information provider are also required to ensure the proper security of user’s personal information, and take immediate remedial measures if user’s personal information has been or may be divulged.
On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information. Most requirements under the order that are relevant to internet content provision operators are consistent with pre-existing
requirements but the requirements under the order are often more stringent and have a wider scope. If an internet content provision operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Internet content provision operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties.

On January 23, 2019, the Cyberspace Administration of China, the MIIT and the MPS, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications and encourages search engines and app stores to clearly mark and recommend those certified apps. On November 28, 2019, the Cyberspace Administration, MIIT, the MPS and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including “failure to publish rules on the collection and usage of personal information,” “failure to expressly state the purpose, manner and scope of the collection and usage of personal information,” “collecting and using personal information without obtaining consents from users,” “collecting personal information irrelevant to the services provided,” “providing personal information to other parties without obtaining consent” and “failure to provide the function of deleting or correcting personal information as required by law or failure to publish the methods for complaints and reports or other information.”
On August 29, 2015, the Standing Committee of the National People’s Congress issued the Ninth Amendment to the Criminal Law, effective on November 1, 2015. Any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order shall be subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or provides personal information in a manner which violates relevant regulations, or (ii) steals or otherwise illegally obtains any personal information is subject to criminal penalty in severe circumstances.
Regulations Related to Advertising Business
The Advertisement Law of China, which was promulgated by the Standing Committee of the National People’s Congress on October 27, 1994, and last amended on October 26, 2018, requires advertisers to ensure that the content of the advertisements are true. The content of advertisements shall not contain prohibited information, including but not limited to: (i) information that harms the dignity or interests of the State or divulges the secrets of the State, (ii) information that contains wordings such as “national level,” “highest level” and “best” and (iii) information that contains ethnic, racial, religious or sexual discrimination. Advertisements posted or published through the internet shall not affect normal usage of network by users. Advertisements published in the form of pop-up
window on the internet shall display the close button clearly to make sure that the viewers can close the advertisement by one click.
The Internet Advertisement Interim Measures, which were promulgated by the SAIC on July 4, 2016, and became effective on September 1, 2016, regulate any advertisement published on the Internet, including but not limited to, those on websites, webpage and apps, those in the forms of word, picture, audio, video and others. According to the Internet Advertisement Measures, Internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even if the Internet information service provider merely provides information services and has not involved in the internet advertisement businesses.
Regulations Related to Insurance Business
In June 2007, the China Insurance Regulatory Commission, which has been merged into the China Banking and Insurance Regulatory Commission, promulgated the Administrative Measures for Insurance Licenses, which was amended in February 2020, pursuant to which all insurance agencies must obtain an insurance license from the China Banking and Insurance Regulatory Commission.
In November 2020, the China Banking and Insurance Regulatory Commission promulgated the Provisions on the Supervision and Administration of Insurance Agencies, which took effect on January 1, 2021 and replaced the Provisions for the Supervision and Administration of Professional Insurance Agencies issued in September 2009, pursuant to which an “insurance agency” refers to an agent that is instructed by and receives commissions from insurance companies to handle insurance services to the extent authorized by the insurance companies, including professional insurance agencies, sideline insurance agencies, and individual insurance agents. Professional insurance agencies and the sideline insurance agencies who are legal persons must obtain license relating to insurance agency operations from the China Banking and Insurance Regulatory Commission.

In December 2020, the China Banking and Insurance Regulatory Commission issued the Measures on the Supervision and Administration of Internet Insurance Business, which took effect on February 1, 2021 and replaced the Interim Measures on the Supervision and Administration of Internet Insurance Business issued in July 2015, pursuant to which internet insurance businesses shall be carried out by insurance institutions legally established, including insurance companies and insurance intermediaries, and the insurance institutions are required to run a self-operated online platform that satisfy certain conditions.
Regulations Related to Intellectual Property Rights
Trademark
Trademarks are protected by the Trademark Law of China which was promulgated by the Standing Committee of the National People’s Congress on August 23, 1982, last amended on April 23, 2019, and took effect on November 1, 2019, as well as the Implementation Regulation of the PRC Trademark Law, adopted by the State Council on August 3, 2002, and revised on April 29, 2014. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective marks and certification marks. The Trademark Office of China National Intellectual Property Administration handles trademark registrations and grants a term of 10 years to registered trademarks commencing from the date of registration and the registered trademarks can be renewable every 10 years where a registered trademark needs to be used after the expiration of its validity term.
Patent
According to the Patent Law of China, or the Patent Law, promulgated by the Standing Committee of the National People’s Congress on March 12, 1984, last amended on October 17, 2020 and will be effective on June 1, 2021, and the Implementing Rules of the Patent Law of China, promulgated by the State Council on June 15, 2001, last amended on January 9, 2010, and effective from February 1, 2010, there are three types of patents in the PRC: invention patents, utility model patents and design patents. Under the currently effective Patent Law, the protection period of a patent right for invention patents shall be 20 years and the protection period of a patent right for utility model patents and design patents shall be 10 years, both commencing from the filing date. According to the Patent Law, any entity or individual that seeks to exploit a patent owned by another party shall enter into a patent license contract with the patent owner concerned and pay patent royalties to the patent owner. Pursuant to the Measures for the Filling of Patent Licensing Contracts, promulgated by the State Intellectual Property Office on June 27, 2011, and effective as of August 1, 2011, the State Intellectual Property Office shall be responsible for filing of patent licensing contracts nationwide and the parties concerned shall complete filing formalities within three months from the effective date of a patent licensing contract.
Copyright
The Copyright Law of China, or the Copyright Law, which was promulgated by the Standing Committee of the National People’s Congress on September 7, 1990, last amended on November 11, 2020, and will take effect on June 1, 2021. Under the currently effective Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the Copyright Law aims to encourage the creation and dissemination of works which is beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of socialist cultural and scientific undertakings.
The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration of China on February 20, 2002, regulate registrations of software copyright, exclusive licensing contracts and transfer contracts for software copyright. The National Copyright Administration shall be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyrights applicants if the applications conform to the provisions of both the Software Copyright Measures and the Computer Software Protection Regulations.

Domain Names
The Administrative Measures on Internet Domain Names, which was promulgated by the MIIT on August 24, 2017, and became effective on November 1, 2017, regulates the “.CN” and the “zhongguo (in Chinese character)” shall be China’s national top level domains. Any party that engages in internet information services shall use its domain name in compliance with laws and regulations and in line with relevant provisions of the telecommunications authority, and shall not use its domain name to commit any illegal act.
Regulations Related to Anti-unfair Competition
According to the Anti-Unfair Competition Law of China, or the Anti-Unfair Competition Law, which was adopted by the Standing Committee of the National People’s Congress on September 2, 1993, became effective as of December 1, 1993, and last amended on April 23, 2019, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law in the production and operating activities. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.
Regulations Related to Labor and Social Security
According to the Labor Law of China, which was promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, came into effect on January 1, 1995, and was last amended on December 29, 2018, the Labor Contract Law of China, which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012, and came into effect on July 1, 2013, and the Implementation Regulations on Labor Contract Law of China, which was promulgated and came into effect on September 18, 2008, by the State Council, labor contracts in written form shall be executed to establish labor relationships between employers and employees. In addition, wages cannot be lower than local minimum wage. The employers must establish a system for labor safety and sanitation, strictly abide by State rules and standards, provide education regarding labor safety and sanitation to its employees, provide employees with labor safety and sanitation conditions and necessary protection materials in compliance with State rules and carry out regular health examinations for employees engaged in work involving occupational hazards.
According to the Social Insurance Law of China, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010, came into effect on July 1, 2011, and was amended on December 29, 2018, the Provisional Regulations on the Collection and Payment of Social Insurance Premium, which was promulgated by the State Council on January 22, 1999, and amended on March 24, 2019, and the Regulations on the Administration of Housing Fund, which was promulgated by the State Council on April 3, 1999, came into effective on the same date and was last amended on March 24, 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and housing funds. Any employer who fails to contribute may be fined and ordered to make up for the deficit within a stipulated time limit.
Regulations Related to Taxation
EIT
According to the Enterprise Income Tax Law of China, or the EIT Law, which was promulgated on March 16, 2007, came into effect on January 1, 2008, and last amended on December 29, 2018, and the Implementation Regulations on the Enterprise Income Tax Law, which was promulgated by the State Council on December 6, 2007, came into effect on January 1, 2008, amended by the State Council on April 23, 2019, and came into effect on the same date, a uniform income tax rate of 25% will be applied to resident enterprises and non-resident
enterprises that have “establishment or place” situated in China. Besides enterprises established within the PRC, enterprises established in accordance with the laws of other judicial districts whose “de facto management bodies” are within the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident
enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC
resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not substantially connected with the establishment or place of business, to the extent such dividends or other gains are derived from sources within the PRC.

According to the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland of China and Hong Kong entered into between Mainland China and Hong Kong on August 21, 2006, if the
non-PRC
parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest of the PRC foreign-invested enterprise which pays the dividends and interests, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland of China and other applicable laws. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the STA on February 20, 2009, and came into effect on the same date, if the relevant PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a transaction or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the STA on February 3, 2018, and effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland of China.
VAT
The Provisional Regulations on Value-added Tax, which was promulgated on December 13, 1993, came into effect on January 1, 1994, last amended on November 19, 2017, and the Detailed Implementing Rules of the Provisional Regulations on Value-added Tax, which was promulgated on December 18, 2008, and amended on October 28, 2011, came into effect on November 1, 2011, set out that all taxpayers selling goods or providing processing, repairing or replacement labor services, sales of services, intangible assets and real property and importing goods in China shall pay a value-added tax.
The State Council approved, and the STA and the Ministry of Finance officially launched a pilot value-added tax reform program starting from January 1, 2012, or the VAT Pilot Program, applicable to businesses in selected industries. Businesses in the VAT Pilot Program would pay value-added tax instead of business tax. The VAT Pilot Program was initiated in Shanghai, then further applied to 10 additional regions such as Beijing and Guangdong province. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of China on Business Tax and Amending the Provisional Regulations of China on Value-added Tax, according to which, all enterprises and individuals engaged in the sale of goods, the provision of processing, repairing and replacement labor services, sales of services, intangible assets, real property and the importation of goods within the territory of China are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. According to the Notice of the Ministry of Finance and the STA on Adjusting Value added Tax Rates, issued on April 4, 2018, and became effective on May 1, 2018, the value-add
tax rates of 17% and 11% applicable to the taxpayers who have value-added tax taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Notice of the Ministry of Finance, the STA and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform, issued on March 20, 2019, and became effective on April 1, 2019, such value added tax rate was reduced to 13% and 9%, respectively.

Regulations Related to Foreign Exchange Control
The principal regulations governing foreign currency exchange in China are the Regulation on the Foreign Exchange Control of PRC, promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and last amended on August 5, 2008, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment, promulgated by the People’s Bank of China in June 1996 and came into effect on July 1, 1996, according to which, Renminbi for current account items is freely convertible, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans and investments in securities outside of China, unless the prior approval or record-filing of SAFE or its local counterpart is obtained.
According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or the SAFE Circular 13, which was promulgated by SAFE on February 13, 2015, came effective on June 1, 2015, and amended on December 30, 2019, banks are required to review and carry out foreign exchange registration under foreign direct investment. The SAFE and its branches shall implement indirect supervision over foreign exchange registration of foreign direct investment via the banks. The Circular on the Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or the SAFE Circular 19, promulgated on March 30, 2015, came into effective on June 1, 2015, and last amended on December 30, 2019, allows foreign-invested enterprises whose main business is investment to make equity investments by using RMB fund converted from foreign exchange capital. Under the SAFE Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, SAFE Circular 19 and the Circular on Reforming and Regulating the Administrative Policy of the Settlement under Capital Accounts, promulgated on June 9, 2016, continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investing and financing directly or indirectly in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated
enterprises except as permitted by its business scope, or constructing or purchasing real estate not for self-use.
On October 23, 2019, the SAFE released the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment, according to which besides foreign-invested enterprises engaged in investment business, non-investment
foreign-invested enterprises are also permitted to make domestic equity investments with their capital funds in foreign currency provided that such investments do not violate the Negative List (2020) and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their income under capital accounts, such as capital funds, foreign debts and the proceeds from overseas listing, without submitting the evidentiary materials concerning authenticity of such capital for banks in advance; provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct post spot checking in accordance with the relevant requirements.
According to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, which was promulgated by SAFE in February 2012, PRC citizens or non-PRC
citizens residing in China for a continuous period of not less than one year (except for foreign diplomatic personnel in China and representatives of international organizations in China) who participate in any stock incentive plan of an overseas publicly listed company shall, collectively entrust a domestic agency (may be the Chinese affiliate of the overseas publicly listed company which participates in stock incentive plan, or other domestic institutions qualified for asset trust business lawfully designated by such company) through the Chinese affiliate of the overseas publicly listed company to handle foreign exchange registration, and entrust an overseas institution to handle issues like exercise of options, purchase and sale of corresponding stocks or equity and transfer of corresponding funds. In addition, the domestic agency is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan.

The Circular of the SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles promulgated by the SAFE on July 4, 2014, and came into effective on the same date, which replaced the Circular of the SAFE on Foreign Exchange Administration for Financing and Round-Trip Investments by Domestic Residents via Overseas Special Purchase Vehicles promulgated by the SAFE on October 21, 2005 and came into effective on November 1, 2005, states that (i) a PRC resident, including a PRC resident natural person or a PRC legal person, shall register with the local branch of the SAFE before it contributes its assets or equity interest in domestic enterprises or offshore assets or interests into a special purpose vehicle for the purpose of investment and financing; and (ii) when the special purpose vehicle undergoes change of basic information, such as change in PRC resident natural person shareholder, name or operating period, or occurrence of a material event, such as change in share capital of a PRC resident natural person, performance of merger or split, the PRC resident shall register such change with the local branch of the SAFE in a timely manner.
Regulations Related to Dividend Distributions
The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the Company Law of China last amended in 2018 and the FIL. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as statutory reserve funds at least 10% of its after-tax
profit, until the cumulative amount of such reserves funds reaches 50% of its registered capital, and shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
Regulations Related to M&A and Overseas Listings
The M&A Rules was jointly promulgated by six PRC governmental authorities including the MOFCOM, the STA, the SAFE, the SAIC, the State-owned Assets Supervision and Administration Commission of the State Council and the CSRC on August 8, 2006, and amended on June 22, 2009. Foreign investors must comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing of the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in China, purchase and operate the assets of a domestic company; or when the foreign investors purchase the assets of a domestic company by agreement, establish a foreign-invested enterprise by injecting such assets, and operate the assets. According to Article 11 of the M&A Rules, where a domestic enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic enterprise which is related to or connected with it/him/her, approval from the MOFCOM is required. The M&A Rules, among other things, further purport to require that an offshore special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies.

C.	Organizational Structure
The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated affiliated Chinese entities as of December 31, 2020.

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

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our consolidated affiliated Chinese entities. We conduct a majority of our business through our wholly-owned subsidiaries in China. Due to the current restrictions on foreign ownership of travel agency and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities. Our significant consolidated affiliated Chinese entities included Ctrip Commerce, Shanghai Huacheng, Chengdu Ctrip, and Qunar Beijing as of December 31, 2020. From time to time, we amended and restated the contractual arrangements that we had entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. We have entered into additional contractual arrangements based on substantially the same series of amended and restated forms with our other consolidated affiliated Chinese entities subsequent to our adoption of these forms, and plan to enter into substantially the same series of agreements with all of our future consolidated affiliated Chinese entities. From 2015 to 2020, we further optimized the functions of our various consolidated affiliated Chinese entities to avoid duplicative operations among these consolidated affiliated Chinese entities.
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
D.
Property, Plants and Equipment
Our principal place of business is located in Shanghai, China, where we own over 179,000 square meters of customer service center, principal sales, marketing and development facilities, and administrative offices. We also own and occupy another customer service centers in Nantong, China with a total floor area of 80,000 square meters.
As of February 28, 2021, we leased offices and data centers with an aggregate gross floor area of over 67,000 square meters.

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
A.
Operating Results
We are a leading
one-stop
travel platform globally, integrating a comprehensive suite of travel products and services and differentiated travel content. We are the go-to
destination for travelers in China, and increasingly for travelers around the world, to explore travel and get inspired, to make informed and cost-effective travel bookings, and to enjoy hassle-free, on-the-go
support and share travel experience.
In 2020, we derived approximately 39%, 39%, 7%, 5%, and 10% of our total revenues from our accommodation reservation, transportation ticketing, packaged tour, corporate travel, and other products and services, respectively.
In 2020, we generated our revenues primarily from the Greater China, based on the geographic location of our websites. See Notes 21 to our audited consolidated financial statements included elsewhere in this annual report for further information. Also as part of our international strategy, we consummated the acquisition transaction of the United Kingdom-based Skyscanner in December 2016 and maintained its independent management of operations as part of the Trip.com Group to complement our positioning at a global scale.

Major Factors Affecting Our Results of Operations
Economy and Travel Industry Trends
As a leading travel platform both in China and globally, our business is driven by the demand for travel services in our key markets, especially in China, which primarily depends on the growth of the economy. Economic growth generally stimulates willingness to pay for travel services and their affordability, thus helping increase travel frequency and spending.
We also benefit from certain other key trends in China’s travel industry that affect how and how often users choose to purchase travel services, such as the increasing consumption potential in China’s rising middle class, user preference for diverse travel options and quality experience, the booming demand for travel and high-quality user experience, and technology-driven enhancement in the travel industry supply chain.
Our business and results of operations can be adversely affected by disruptions in the travel industry, such as (i) the outbreaks of pandemics such as
COVID-19,
epidemics, or fear of spread of contagious diseases, (ii) geopolitical uncertainty, political unrest, or civil strife, (iii) natural disasters or poor weather conditions, such as hurricanes, earthquakes, or tsunamis, and (iv) any travel restrictions or other security procedures implemented in connection with any major events in key markets. While we have demonstrated the resilience of our business model during the current
COVID-19
pandemic, our financial condition, results of operations, and cash flows for 2020 were affected by the downturn in the travel industry and general economy associated with the
COVID-19
pandemic, and the impact may continue in subsequent periods. For details, see “—Impact of the
COVID-19
Pandemic on Our Operations.”
Despite the setback in the global economy and travel industry in 2020 due to the
COVID-19
pandemic, we expect the economy and travel industry to resume growth in 2021 and beyond.
The depth and breadth of our travel offerings
Our results of operations depend on the effectiveness of our product and service offerings and our ability to broaden our offerings to appeal to wider audience, which contributes to our GMV growth. We offer a comprehensive suite of travel products and services leveraging our network of ecosystem partners. Our relationships with the expanding pool of ecosystem partners enable us to provide various selection of travel offerings from budget to premium products and services, including long-tail and customized products, to satisfy the needs of our user base. In addition, we have been upgrading our platform that connects us with domestic and international travel partners, search engines,
e-commerce
platforms, and other ecosystem partners to expand our business opportunities.
Our financial performance is also affected by our product and service mix. Our products and services have different, sometimes contrasting, GMV contribution and take rates. For example, transportation ticketing is relatively a low take rate service, while accommodation reservation is typically a high take rate service. In addition, GMVs, take rates, and terms of travel products and service may vary depending on the specific ecosystem partners providing them. Any material changes in our product and service mix could materially affect our results of operations.
Our ability to strengthen our brand recognition and maintain market leadership
We operate some of the most recognized travel brands. Our ability to strengthen our brand recognition and maintain our leading position among the OTA platforms is critical for us to build and maintain relationships with our users and ecosystem partners. We have built a number of well-known travel brands in China and globally, and have solidified our market leadership over the past two decades. In order to strengthen our brand recognition and maintain market leadership, we may need to increase our investments in marketing activities, product and service development, and user and ecosystem partner engagement, which may affect our operating margin.
Our market leading position and our ability to attract new users and continue to retain and engage our existing users also depends on our ability to continue to provide users with superior experiences. For years, we have been consistently enhancing our technology, product, service, and content offerings, and user interfaces to offer a personalized, convenient, enjoyable, and inspirational user experience. We have also been continuously catering to our users’ diverse needs and evolving preferences.

Our ability to enhance operating efficiency
Our results of operations have been, and will continue to be, affected by our ability to improve our operating efficiency, especially through investment in technology. As our business continues to scale up, it is essential to improve operating efficiency to enhance the competitiveness of our platform. For example, our big data and AI capabilities coupled with our travel insights accumulated throughout our operating history allow us to curate suitable travel products and offer personalized recommendations to individual users, which enables significant cross-selling opportunities on our platform. In addition, we apply various big data and AI technologies to achieve effective and precise marketing with reduced cost. In the future, we will continue to invest in technology to further enhance our operations, which may increase our capital expenditure or operating costs but will improve our operating and cost efficiency and service quality in the long run.
Seasonality
Our users generally come to our platform for travel products and services to satisfy their leisure and business trip needs. Therefore, our business is subject to seasonal fluctuations, and our revenues may vary from quarter to quarter throughout a year. Since most of our users are from China, to date, the third quarter of each year generally contributes the highest portion of our annual net revenues primarily due to the strong demand for both leisure and business travel activities during the summer. Our future results may continue to be affected by such seasonal fluctuations.
Impact of
COVID-19
on Our Operations
Our results of operations for the year ended December 31, 2020 have been significantly and negatively impacted by the
COVID-19
pandemic. The pandemic drove a significant decline in travel demand resulting in reservation cancelations and reduced new orders. In addition, the allowance for credit losses and impairments of long-term investments both increased. In response to the
COVID-19
pandemic, we have swiftly adopted cost control measures to mitigate a significant slowdown in user demand. As the
COVID-19
pandemic is still evolving, we will continuously review the provisions for losses and make adjustment accordingly.
For the year ended December 31, 2020, our financial performance were materially and adversely affected as a result of the domestic and international travel restrictions and significant incremental costs and expenses incurred to facilitate our users’ cancelations and refund requests. While we have seen recovery in the China travel market since the second half of 2020 due to the substantial containment of the
COVID-19
pandemic in China, we have seen a slower recovery of the international travel market, and in turn, a slower recovery of our international business. In addition, we made provisions for the expected difficulty in collection of receivables, which resulted in additional allowance for expected credit losses from the receivables due from our customers, and significant downward adjustments and impairment to our long-term investments, as the impacts of the
COVID-19
pandemic on certain of our long-term investments are considered to be other than temporary. In 2020, we recognized allowance for credit losses of RMB700 million (US$107 million) and impairments of long-term investments of RMB905 million (US$139 million), compared to RMB191 million and RMB205 million in the same period in 2019, respectively. As of December 31, 2020, our long-term investments consisted of debt investment of RMB18.2 billion (US$2.8 billion) and equity investments of RMB29.7 billion (US$4.6 billion). Our net revenues for the year ended December 31, 2020 decreased by 49% from 2019. While the duration and the development of the pandemic is difficult to predict, our performance generally improved in the third and fourth quarters of 2020 compared to the first two quarters of 2020, in terms of our key financial metrics such as revenues and gross margin, and we have recorded net income in each of the third and fourth quarters of 2020, compared with net loss recorded in the first and second quarter of 2020, benefiting from the containment of the
COVID-19
pandemic in China starting from the third quarter of 2020. Our GMV decreased by 51%, 72%, 51%, and 45% in the first, second, third, and fourth quarter of 2020, each comparing to the respective periods in 2019. In each of the third and fourth quarters of 2020, we recorded a reversal of bad debt provisions for our travel ecosystem partners reflecting the improvement in credit risk profile with domestic travel industry recovery. Since the third quarter of 2020, we have also seen reservations cancellation rate of users dropping back to a level prior to the
COVID-19
pandemic, which was substantially lower than the reservation cancellation rate in the first quarter of 2020. In each of the third and fourth quarters of 2020, no significant impairment expense was recognized on our long-term investments.

The global spread of
COVID-19
pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be reasonably predicted. Since the beginning of 2021, a few waves of
COVID-19
infections have emerged in various regions of China, and varying levels of travel restrictions were reinstated. In early 2021, precautionary measures, including varying levels of travel restrictions and encouragement of reduced travel during the Chinese New Year, were reinstated in China. These travel restrictions reduce users’ demand for our products, and are expected to materially and adversely affect our results of operations in the first quarter of 2021 and potentially beyond. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Pandemics (such as
COVID-19),
epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”
Any future outbreak of contagious diseases or similar adverse public health developments, extreme unexpected bad weather, or severe natural disasters would affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could adversely affect our users’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Public policy regarding, or governmental restrictions on, travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters could materially and adversely affect our business and operating results.
Key Components of Our Results of Operations
Revenues
We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	Year-Ended December 31,
	2018	2019	2020
Revenues:
Accommodation reservation	37%	38%	39%
Transportation ticketing	42%	39%	39%
Packaged tours	12%	13%	7%
Corporate travel	3%	4%	5%
Others	6%	6%	10%
Total revenues	100%	100%	100%
Under most circumstances, we do not take ownership of the products and services being sold and act as an agent in substantially all of our transactions. Our risk of loss due to obligations for canceled hotel and airline ticket reservations is thus relatively remote. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.
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
Accommodation Reservation
. Accommodation reservation revenue constitutes a significant source of our revenues. In 2018, 2019 and 2020, revenues from our accommodation reservation business accounted for RMB11.6 billion, RMB13.5 billion and RMB7.1 billion (US$1.1 billion), representing 37%, 38% and 39% of our total revenues, respectively.

We generate substantially all of our accommodation reservation revenue through commissions from hotel reservation partners through our platform. We recognize revenues when the reservation becomes non-cancellable,
which is the point considered when we complete our performance obligation in accommodation reservation services. Contracts with certain hotel reservation partners contain incentive commissions that are typically subject to specific performance targets. We generally receive incentive commissions from hotels through monthly arrangements based on performance targets of accommodation reservations where our users have completed their stay.
Transportation Ticketing
. In 2018, 2019 and 2020, revenues from our transportation ticketing business accounted for RMB12.9 billion, RMB14.0 billion and RMB7.1 billion (US$1.1 billion), representing 42%, 39% and 39% of our total revenues, respectively.
We operate our transportation ticketing business primarily through our wholly-owned subsidiaries, consolidated affiliated Chinese entities, and a network of ecosystem partners. Commissions from transportation ticketing rendered are recognized after tickets are issued as this is when our performance obligation is satisfied.
Packaged tours
. Our packaged-tour business has grown rapidly in 2018 and 2019. In 2018, 2019 and 2020, our packaged-tour revenue was RMB3.8 billion, RMB4.5 billion and RMB1.2 billion (US$190 million), respectively. We bundle the packaged-tour products and services and receive referral fees from ecosystem partners for packaged-tour products and services through our platform. Referral fees are recognized on the departure date of the packaged tours as this is when our performance obligation is satisfied.
Corporate Travel.
Our corporate travel revenue primarily includes commissions from transportation ticket booking, accommodation reservation, and packaged-tour services rendered to corporate clients. In 2018, 2019 and 2020, revenues from our corporate travel services accounted for RMB981 million, RMB1.3 billion and RMB877 million (US$135 million), respectively. We contract with corporate clients based on a service fee model. Travel reservations are made via online and offline services for transportation ticket booking, accommodation reservation, and packaged-tour services. Corporate travel revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.
Other Businesses.
Our other businesses primarily consist of online advertising services and financial services. In 2018, 2019 and 2020, revenues from other business accounted for RMB1.8 billion, RMB2.5 billion and RMB1.9 billion (US$296 million), respectively. We recognize advertising revenue ratably over the fixed term of an agreement as services are provided, and we recognize the revenue from the financial services ratably over the service period. The revenues from our financial services were primarily from our consumer financing services.
Cost of Revenues
Cost of revenues primarily consists of payroll compensation of customer service center personnel, credit card service fees, payments to ecosystem partners, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by our platform that are directly attributable to the rendering of our travel-related services and other businesses.
Cost of revenues accounted for 20%, 21% and 22% of our net revenues in 2018, 2019 and 2020, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China, high efficiency of our customer service system and efficiency of our enhanced website operations.
Operating Expenses
Operating expenses consist primarily of product development expenses, sales and marketing expenses and general and administrative expenses, all of which include share-based compensation expense. In 2020, we recorded RMB1.9 billion (US$287 million) of share-based compensation expense, compared to RMB1.7 billion for both 2018 and 2019. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses that we incur to develop our ecosystem partner network and expenses that we incur to maintain, monitor, and manage our platform. Product development expenses accounted for 31%, 30% and 42% of our net revenues in 2018, 2019 and 2020, respectively.
Sales and marketing expenses primarily include payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Our sales and marketing expenses accounted for 31%, 26% and 24% of our net revenues in 2018, 2019 and 2020, respectively.
General and administrative expenses primarily include payroll compensation, benefits and travel expenses for our administrative staff, credit losses, professional service fees, and administrative office expenses. Our general and administrative expenses accounted for 9%, 9% and 20% of our net revenues in 2018, 2019 and 2020, respectively.
Taxation
Our effective income tax rate was 41%, 19% and
-29%
for 2018, 2019 and 2020, respectively. The change in our effective income tax rate from 2019 to 2020 was mainly due to valuation allowances provided against the deferred tax assets associated with the accumulated loss, the non-deductible
share-based compensation expenses, the fair value changes in equity securities investments and exchangeable senior notes, as well as non-taxable
gain on deconsolidation of a subsidiary. The change in our effective income tax rate from 2018 to 2019 was mainly due to changes in the profitability of our subsidiaries that have different tax rates, including certain non-taxable
income of the fair value gains in equity securities investments in 2019 and certain non-deductible
expenses of the fair value losses in equity securities in 2018.
We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong, and China.
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
Hong Kong
On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017, which introduces the two-tiered
profits tax rates regime. The bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered
profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered
profits tax rates regime will continue to be taxed at a flat rate of 16.5%.
Accordingly, the Hong Kong profits tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

China
Pursuant to the PRC Enterprise Income Tax Law, companies established in China are generally subject to enterprise income tax at a statutory rate of 25%. The 25% rate applies to most of our subsidiaries and consolidated affiliated Chinese entities established in China. Some of our PRC subsidiaries and consolidated affiliated Chinese entities, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Qunar Software, Qunar Beijing, Chengdu Ctrip, Chengdu Ctrip International, and Chengdu Information, benefit from a preferential tax rate of 15% by either qualifying as HNTEs or qualifying under the Western Regions Catalog under the PRC Enterprise Income Tax Law as follows:

•
In 2020, Ctrip Computer Technology, Ctrip Travel Information, and Ctrip Travel Network reapplied for their qualification as HNTE, which were approved by the relevant government authority. Thus, these subsidiaries are entitled to a preferential income tax rate of 15% from 2020 to 2022 as long as they maintained their qualifications for HNTEs that are subject to verification by competent authorities and renewals every three years. Qunar Software and Qunar Beijing are also HNTEs entitled to a preferential income tax rate of 15% from 2018 to 2020 and are applying for renewal of their qualifications.

•
In 2001, the STA started to implement preferential tax policy in China’s western regions, and companies located in applicable jurisdictions covered by the Western Regions Catalog are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. On April 23, 2020, the Ministry of Finance, the STA, and the NDRC jointly issued the Announcement on Renewing the Enterprise Income Tax Policy for Western Development, which reduced the revenue percentage requirement of the “encouraged” businesses to no less than 60% and would be applied from 2021 to 2030. Chengdu Ctrip, Chengdu Ctrip International, and Chengdu Information are entitled to enjoy a preferential tax rate of 15% until 2030, provided that their “encouraged” businesses account for no less than required percentage pursuant to current policies.

In 2018, 2019 and 2020, our subsidiaries in China received financial subsidies from the government authorities in the amount of approximately RMB469 million, RMB589 million and RMB601 million (US$92 million), respectively, which we recorded as other income upon cash receipt. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive financial subsidies in the future.
Pursuant to the China’s VAT reform, from April 1, 2019 to December 31, 2021, general tax payers engaged in certain industries, including the travel and entertainment industry, are allowed to claim an additional 10% or 15% super-credit on their input VAT (with the 15% rate applicable from October 1, 2019). This super-credit amount can be deducted from VAT payable, and any remaining amount can be transferred to the next filing period for credit.
If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% may be imposed on dividends that non-PRC
resident enterprise holders of our ordinary shares or ADSs receive from us and on gains realized on their sale or other disposition of ordinary shares or ADSs, if such income is considered income derived from within China. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—Our subsidiaries and consolidated affiliated Chinese entities in China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”
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
inventories.

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The new standard did not change the presentation of our revenues, which continues to be substantially reported on a net basis. However, the timing of revenue recognition for certain revenue streams is changed under the new standard. In particular, revenue for accommodation reservation services, which used to be recognized after end-users
completed their stays, is now recognized when the reservation becomes non-cancellable.
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
Fair Value of
Available-for-sale
Debt Investments. We had
available-for-sale
debt investments as set out in Note 8 to our audited consolidated financial statements included in elsewhere in this annual report. We report available-for-sale
debt investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. Management determined the fair value of these Level 3 investments based on income approach using various unobservable inputs. Valuation techniques are certified by an independent and recognized international business valuer before being implemented for valuation and are calibrated to ensure that outputs reflect market conditions. Valuation models established by the valuer make the maximum use of market inputs and rely as little as possible on our own specific data. However, it should be noted that some inputs, such as revenue growth rate and lack of marketability discounts, require management estimates. Management estimates and assumptions are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions changed, it may lead to a change in the fair value of available-for-sale
debt investments. The fair values of the
available-for-sale
debt investments are set out in Note 7 to the audited consolidated financial statements included elsewhere in this annual report.
In relation to the valuation of the
available-for-sale
debt investments, our directors, based on the professional advice received, adopted the following procedures: (i) obtained and reviewed the capability statements and credentials provided by Avista and Duff&Phelps. Based on which, we believe that both Avista and Duff&Phelps have significant experience and adequate expertise in valuation services and are therefore qualified to perform our roles; (ii) provided the independent valuers with necessary financial and non-financial
information as required so as to enable the valuers to perform the pertinent valuation assessment. For the forecast of operation results and cash flow performances, we take a prudently reasonable approach as to determine the significant estimates, including the revenue growth rate, and makes necessary adjustments on periodical basis to reflect the actual development of the underlying business; (iii) keep frequent discussion with valuers and review their valuation work papers and reports. During which, we carefully understand and evaluate the appropriateness and reasonableness of the overall valuation methodologies, computation basis, significant assumptions and estimates therein, including weighted average cost of capital, lack of marketability discounts, expected volatilities and probabilities in equity allocation; and (iv) review the results of the fair value assessments to understand the reasonableness of the changes of the fair values of the investments. Based on the above procedures, our directors are of the view that the valuation analysis performed by the valuer is fair and reasonable, and the financial statements of our group are properly prepared.
Details of the fair value measurement of
available-for-sale
debt investments, particularly the fair value hierarchy, the valuation techniques and key inputs, including significant unobservable inputs, the relationship of unobservable inputs to fair value are disclosed in Note 8 of the audited consolidated financial statements included elsewhere in this annual report.

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
We have classified our investments in debt securities, other than the held to maturity debt securities, as available-for-sale
securities.
Available-for-sale
debt securities are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale
security exceeds its fair value and if we have the intention to sell the security or it is more likely than not that our will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of operations. If we do not have the intention to sell the security and it is not more likely than not that we will be required to sell the security before recovery of the amortized cost basis and we determines that the decline in fair value below the amortized cost basis of an available-for-sale
security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses along with the operating expense in the consolidated statements of operations. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds our best estimate of the present value of cash flows expected to be collected.
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
COVID-19
pandemic become other than temporary.

Goodwill,
 Intangible Assets and Long-Lived Assets
. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in its subsidiaries and consolidated affiliated Chinese entities. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill is evaluated using a two-step
process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. We estimate total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit. Starting in 2020, we adopted the FASB issued ASU
2017-04:
Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. It is more likely that, by adopting simplified measurement which eliminates the Step 2 from goodwill impairment test, an entity with the triggering event for goodwill impairment will recognize more goodwill impairment than it would do under the old mode. Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete
agreements, customer list, supplier relationship, technology and business relationship. We amortize intangible assets on a straight-line basis over their estimated useful lives, which is 3 to 15 years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. We evaluate indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. We estimate total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit. Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, we recognize impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value. In 2018, 2019 and 2020, we did not recognize any impairment charges for goodwill or intangible assets. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge. We may potentially incur significant impairment charges if the recoverability of these assets become substantially reduced in the future. Any such impairment charges would adversely affect our financial condition and results of operations. In addition, in the case that the trading prices of our ADSs decline as a result of the potentially prolonged impacts from the
COVID-19
pandemic or other factors, and the amount by which the share price exceeded the carrying value of the reporting unit becomes minimal, it may be considered an indicator for us to perform goodwill impairment test and we may need to recognize impairment on goodwill or other long lived assets.
Rewards Program
. We offer a rewards program that allows our users to participate in a loyalty points program. The points awarded from services can be redeemed for cash or used to purchase gifts on our website and mobile platforms. The estimated incremental costs of the loyalty points program are recognized as sales and marketing expense, or as reduction of the revenue, depending on whether they can be redeemed to gifts or used as cash, and accrued for as a current liability. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2019 and 2020, our accrued liability for the rewards program were approximately RMB478 million and RMB478 million (US$73 million), respectively, based on the estimated liabilities under the rewards program.
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

On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right for each of our ordinary shares outstanding at the close of business on December 3, 2007. The shareholder rights agreement is placed to discourage unfriendly or unauthorized takeover attempts, and is considered as a dividend from accounting perspective. The exercisable condition of the ordinary share purchase right is the accumulation of a significant percentage of our total outstanding shares by certain shareholders upon the occurrence of exercisable condition, the issuance of rights to eligible shareholders on a pro rata basis will be accounted for as a dividend with the offsetting entry recorded to additional paid in capital. As of December 31, 2020, the exercisable condition of the shareholder rights had not been met.
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
non-lease
components as a single lease component.
Deferred Tax Valuation Allowances
. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets depends on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. As of December 31, 2018, 2019 and 2020, we recorded deferred tax assets of RMB850 million, RMB976 million and RMB1.4 billion (US$214 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2018, 2019 and 2020, it is more likely than not that the deferred tax assets resulting from the net operating losses of certain subsidiaries will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized. Also, we have elected to early adopt a new accounting guidance issued by the FASB to simplify the presentation of deferred income taxes on the Balance Sheet Classification. Starting December 31, 2015 and prospectively, deferred tax assets and liabilities, along with related valuation allowances are classified as noncurrent on the balance sheet.
Allowance for Expected Credit Losses
. On January 1, 2020, we adopted the accounting standards update on the measurement of credit losses, which requires us to estimate lifetime expected credit losses upon recognition of the financial assets. We adopted the accounting standards update using a modified retrospective approach. Upon adoption of the new standard on January 1, 2020, we recorded a net decrease to our retained earnings of RMB83 million, net of tax.
Our accounts receivable, prepayments and other current assets (including the receivables of financial services), due from related parties, long-term deposits and prepayments and long-term receivables due from related parties are within the scope of ASC Topic 326. We have identified the relevant risk characteristics of our customers and the related receivables and prepayments, which include size, type of the reservation services we provide or geographic location of the customer, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on our specific facts and circumstances.

In 2020, we facilitated and processed significant volume of the reservation cancelation requests from the end users due to the
COVID-19
pandemic which resulted in the significant increase of the accounts receivables due from the customers (i.e. the travel suppliers) as a result of the refunds we paid the end users on behalf of our customers and will collect from our customers. Given the business disruptions and financial challenges faced by our customers as driven by the
COVID-19
pandemic, we have further analyzed the credit risks of our customers with the considerations including the recent credit losses, repayment pattern and business conditions and has increased our allowance for expected credit losses on receivables from and prepayments to our customers. Such analysis was performed based on individual customer’s level or a group of customers’ level depends on the amount and extent of overdue as well as the risk characteristics of the different customers.
Significant judgments and assumptions are required to estimate the allowance for expected credit losses on receivables from and prepayments to customers and such assumptions may change in future periods, particularly the assumptions related to the impact of the
COVID-19
pandemic on the business prospects and financial condition of customers and our ability to collect the receivable or recover the prepayment. As of December 31, 2018, 2019 and 2020, the allowance for expected credit losses was RMB156 million, RMB256 million and RMB799 million (US$122 million), respectively. The increase of allowance for expected credit losses in 2020 was primarily attributable to the increased receivables mainly due to the refunds for reservation cancelations that we paid on behalf our ecosystem partners that are subject to the increased credit risks as a result of the
COVID-19
pandemic.
Results of Operations
The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in millions)
Revenues:
Accommodation reservation	11,580	37	13,514	38	7,132	1,093	39
Transportation ticketing	12,947	42	13,952	39	7,146	1,095	39
Packaged tours	3,772	12	4,534	13	1,241	190	7
Corporate travel	981	3	1,255	4	877	135	5
Others	1,824	6	2,461	6	1,931	296	10
Total revenues	31,104	100	35,716	100	18,327	2,809	100
Less: Sales tax and surcharges	(139)	(0)	(50)	(0)	(11)	(2)	(0)
Net revenues	30,965	100	35,666	100	18,316	2,807	100
Cost of revenues	(6,324)	(20)	(7,372)	(21)	(4,031)	(618)	(22)
Gross profit	24,641	80	28,294	79	14,285	2,189	78
Operating expenses:
Product development (1)	(9,620)	(31)	(10,670)	(30)	(7,667)	(1,175)	(42)
Sales and marketing (1)	(9,596)	(31)	(9,295)	(26)	(4,405)	(675)	(24)
General and administrative (1)	(2,820)	(9)	(3,289)	(9)	(3,636)	(557)	(20)
Total operating expenses	(22,036)	(71)	(23,254)	(65)	(15,708)	(2,407)	(86)
Income/(loss) from operations	2,605	9	5,040	14	(1,423)	(218)	(8)
Interest income	1,899	6	2,094	6	2,187	335	12
Interest expense	(1,508)	(5)	(1,677)	(5)	(1,716)	(263)	(9)

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in millions)
Other (expense)/income	(1,075)	(3)	3,630	10	(273)	(42)	(1)
Income/(loss) before income tax expense and equity in loss of affiliates	1,921	7	9,087	25	(1,225)	(188)	(6)
Income tax expense	(793)	(3)	(1,742)	(5)	(355)	(54)	(2)
Equity in loss of affiliates	(32)	(0)	(347)	(1)	(1,689)	(259)	(9)
Net income/(loss)	1,096	4	6,998	19	(3,269)	(501)	(17)
Net loss attributable to non-controlling interests	16	0	57	0	62	10	0
Accretion to redemption value of redeemable non-controlling interests	—	—	(44)	(0)	(40)	(6)	(0)
Net income/(loss) attributable to Trip.com Group Limited	1,112	4	7,011	19	(3,247)	(497)	(17)

Note:

(1)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in millions)
Product development	(934)	(3)	(919)	(3)	(964)	(148)	(5)
Sales and marketing	(156)	(1)	(144)	(0)	(159)	(24)	(1)
General and administrative	(617)	(2)	(651)	(2)	(750)	(115)	(4)
Any discrepancies in the above table between the amounts or percentages identified as total amounts or percentages and the sum of the amounts or percentages listed therein are due to rounding.
2020 compared to 2019
Revenues
Total revenues decreased by 49% to RMB18.3 billion (US$2.8 billion) in 2020 from RMB35.7 billion in 2019, primarily due to the negative impact from the
COVID-19
pandemic in China and globally.
Accommodation Reservation
. Accommodation reservation revenue decreased by 47% to RMB7.1 billion (US$1.1 billion) in 2020 from RMB13.5 billion in 2019, primarily due to the decrease in the accommodation reservation GMV facilitated by our platform in 2020 by 47% as a result of the reduction in the traveling demand of our Chinese and international users due to the
COVID-19
pandemic in China and globally.
Transportation Ticketing
. Transportation ticketing revenue decreased by 49% to RMB7.1 billion (US$1.1 billion) in 2020 from RMB14.0 billion in 2019, primarily due to the decrease in the transportation ticketing GMV facilitated by our platform in 2020 by 57% as a result of the reduction in the traveling demand of our Chinese and international users due to the
COVID-19
pandemic in China and globally.

Packaged tours
. Packaged tours revenues decreased by 73% to RMB1.2 billion (US$190 million) in 2020 from RMB4.5 billion in 2019, primarily due to the cross-region travel restrictions in China and global in response to the
COVID-19
pandemic.
Corporate Travel.
Corporate travel revenues decreased by 30% to RMB877 million (US$135 million) in 2020 from RMB1.3 billion in 2019, primarily due to the decrease in the travel demand for our corporate clients as a result of the
COVID-19
pandemic.
Others
. Other revenues decreased by 22% to RMB1.9 billion (US$296 million) in 2020 from RMB2.5 billion in 2019, primarily due to the decrease in the advertising revenue primarily due to weakness in online advertising demand as our advertising clients, including our ecosystem partners, were negatively impacted by the
COVID-19
pandemic.
Cost of Revenues
Cost of revenues decreased by 45% to RMB4.0 billion (US$618 million) in 2020 from RMB7.4 billion in 2019, which was in line with the revenue decrease in the same year.
Operating Expenses
Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.
Product Development.
Product development expenses decreased by 28% to RMB7.7 billion (US$1.2 billion) in 2020 from RMB10.7 billion in 2019, primarily due to a decrease in product development personnel related expenses.
Sales and Marketing
. Sales and marketing expenses decreased by 53% to RMB4.4 billion (US$675 million) in 2020 from RMB9.3 billion in 2019, primarily due to a decrease in sales and marketing related activities during the
COVID-19
pandemic.
General and Administrative
. General and administrative expenses increased by 11% to RMB3.6 billion (US$557 million) in 2020 from RMB3.3 billion in 2019, primarily due to credit losses for the increased receivables mainly attributable to the refunds for reservation cancelations that we paid on behalf of our ecosystem partners that are subject to the increased credit risk as a result of the
COVID-19
pandemic.
Interest Income
Interest income increased by 4% to RMB2.2 billion (US$335 million) in 2020 from RMB2.1 billion in 2019, primarily due to an increase in short-term investments, held to maturity deposits and financial products in 2020.
Interest Expense
Interest expense increased by 2% to RMB1.7 billion (US$263 million) in 2020 from RMB1.7 billion in 2019, primarily due to fluctuation in the principal amount of both short-term and long-term debt in 2020.
Other Income/(Expense)
Other expense was RMB273 million (US$42 million) in 2020, compared to other income of RMB3.6 billion in 2019, primarily due to the RMB612 million (US$94 million) fair value loss of equity securities investments and exchangeable senior notes for the year ended December 31, 2020 and the RMB2.3 billion fair value gain of equity securities investments for the year ended December 31, 2019.
Income Tax Expense
Income tax expense decreased significantly to RMB355 million (US$54 million) in 2020 from RMB1.7 billion in 2019, primarily due to a decrease in our taxable income.

Equity in Loss of Affiliates
Equity in loss of affiliates increased significantly to RMB1.7 billion (US$259 million) in 2020 from RMB347 million in 2019, primarily due to the losses incurred from our equity method investments, mainly in MakeMyTrip, whose operating results were significantly impacted by the
COVID-19
pandemic.
2019 compared to 2018
Revenues
Total revenues were RMB35.7 billion in 2019, an increase of 15% over RMB31.1 billion in 2018. This revenues growth was primarily due to our brands’ extensive reach and expansion in our product portfolio.
Accommodation Reservation
. Revenues from our accommodation reservation business increased by 17% to RMB13.5 billion in 2019 from RMB11.6 billion in 2018, primarily due to an increase in the GMV of our accommodation reservation business by 16% in 2019, compared to 2018, resulting from our brands’ extensive reach and provision of diversified accommodation choices to prospective customers.
Transportation Ticketing
. Revenues from our transportation ticketing business increased by 8% to RMB14.0 billion in 2019 from RMB12.9 billion in 2018, primarily due to an increase in the GMV of our transportation ticketing business by 13% in 2019, compared to 2018, resulting from an increase in demands for international air tickets and ground transportation tickets.
Packaged tours
. Packaged tours revenues increased by 20% to RMB4.5 billion in 2019 from RMB3.8 billion in 2018, primarily due to an increase in demands for organized tours and self-guided tours and our further penetration in lower-tier cities in China.
Corporate Travel.
Corporate travel revenues increased by 28% to RMB1.3 billion in 2019 from RMB981 million in 2018, primarily due to expansion in corporate customer base and travel product coverage.
Other Businesses
. Revenues from other businesses increased by 35% to RMB2.5 billion in 2019 from RMB1.8 billion in 2018, primarily due to a strong growth in our advertisement services and an increase in demands for financial services.
Cost of Revenues
Cost of revenues in 2019 increased by 17% to RMB7.4 billion from RMB6.3 billion in 2018, primarily due to an increase in credit card service fee, customer service related expenses and payments to travel suppliers for the service we had control.
Operating Expenses
Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.
Product Development.
Product development expenses increased by 11% to RMB10.7 billion in 2019 from RMB9.6 billion in 2018, primarily due to an increase in product development personnel related expenses.
Sales and Marketing
. Sales and marketing expenses decreased by 3% to RMB9.3 billion in 2019 from RMB9.6 billion in 2018, primarily attributable to a decrease in sales and marketing related activities. Our advertising expenses decreased from RMB6.0 billion in 2018 to RMB5.5 billion in 2019.
General and Administrative
. General and administrative expenses increased by 17% to RMB3.3 billion in 2019 from RMB2.8 billion in 2018, primarily due to an increase in general and administrative personnel related expenses and allowance for doubtful accounts.

Interest Income
Interest income increased by 10% to RMB2.1 billion in 2019 from RMB1.9 billion in 2018 due to an increase in held to maturity deposits and financial products in 2019.
Interest Expense
Interest expense increased by 11% to RMB1.7 billion in 2019 from RMB1.5 billion in 2018 due to fluctuation in the principal amount of both short-term and long-term debt in 2019.
Other (Expense)/Income
Other income was RMB3.6 billion in 2019 while other expense was RMB1.1 billion in 2018, primarily due to the RMB2.3 billion fair value gain of equity securities investments in 2019 and the RMB3.1 billion fair value loss of equity securities investments in 2018, largely offset by RMB1.2 billion gain on disposal of long-term investments.
Income Tax Expense
Income tax expense was RMB1.7 billion in 2019, an increase of 120% over RMB793 million in 2018, primarily due to the increase in our taxable income. Our effective income tax rate in 2019 was 19%, as compared to 41% in 2018. The change in our effective income tax rate from 2018 to 2019 was primarily due to combined impacts from change in profitability, changes in the profits of our subsidiaries with different tax rates, certain non-taxable
income of the fair value changes in equity securities investments, and certain non-deductible
expenses from the fair value changes in equity securities investments.
Equity in Loss of Affiliates
Equity in loss of affiliates is RMB347 million in 2019, as compared with equity in loss of affiliates of RMB32 million in 2018. This is primarily attributable to the losses incurred from our equity method investments.
Inflation
Inflation in China has not materially impacted our results of operations. According to NBS, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9
%
, 4.5% and 0.2%, respectively. Inflation in recent years has been associated with food and other consumption items and minimum wages in China. Consumption items do not represent major direct cost items for our business. While personnel costs represent a material part of our total operating costs and expenses, inflation in minimum wages in China primarily affects certain categories of our non-managerial
staff costs while increases in total personnel costs of our business remain manageable. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.
B.
    Liquidity and Capital Resources
Liquidity
The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	7,115	7,333	(3,823)	(588)
Net cash used in investing activities	(14,078)	(2,413)	(3,821)	(584)
Net cash provided by/(used in) financing activities	11,926	(9,256)	6,025	923
Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	819	309	(713)	(109)
Net increase/(decrease) in cash and cash equivalents, restricted cash	5,782	(4,027)	(2,332)	(358)
Cash and cash equivalents, restricted cash, beginning of year	19,992	25,774	21,747	3,333
Cash and cash equivalents, restricted cash, end of year	25,774	21,747	19,415	2,975

Net cash used in operating activities amounted to RMB3.8 billion (US$588 million) in 2020, which was primarily attributable to (i) our net loss of RMB3.3 billion (US$501 million) in 2020, (ii) a decrease in accounts payable of RMB7.8 billion (US$1.2 billion) in 2020, mainly due to a decrease in new bookings of hotel, transportation ticketing, and packaged-tour services during the COVID-19 pandemic, which were exceeded by settlement, (iii) a decrease in advances from customers of RMB4.1 billion (US$624 million), mainly due to a decrease in demand for packaged tours, transportation ticketing, and accommodation services, (iv) a decrease in salary and welfare payable of RMB1.3 billion (US$202 million), mainly due to a decrease in personnel related expenses , (v) a decrease in other payables and accruals of RMB1.3 billion (US$199 million), mainly due to a decrease in accrued operating related expenses, and (vi) the gain on deconsolidation of subsidiaries of RMB1.1 billion (US$167 million). The foregoing were partially offset by (i) an add-back
of RMB4.1 billion (US$633 million) in
non-cash
expense or loss items, mainly relating to share-based compensation expenses, depreciation and amortization expenses, allowance for credit losses, and amortization of ROU assets; (ii) a decrease in prepayments and other current assets of RMB3.8 billion (US$588 million), mainly due to a decrease in prepayment for packaged tours and accommodation services; (iii) a decrease in accounts receivable of RMB3.2 billion (US$489 million), mainly due to a decrease of corporate travel management services and credit card payments from our individual users for transportation ticket booking; (iv) the equity in loss of affiliates of RMB1.7 billion (US$259 million) mainly in MakeMyTrip; (v) the impairments of long-term investment of RMB905 million (US$139 million); (vi) a decrease in due from related parties of RMB821 million (US$126 million). Our operating cash flow results in 2020 were adversely impacted as a result of the
COVID-19
pandemic.
Net cash provided by operating activities amounted to RMB7.3 billion in 2019, which was primarily attributable to (i) our net income of RMB7.0 billion in 2019; (ii) an add-back
of RMB3.9 billion in
non-cash
expense or loss items, mainly relating to share-based compensation expenses, depreciation and amortization expenses, and amortization of ROU assets; (iii) an increase in advances from customers of RMB2.2 billion, mainly due to an increase in demand for packaged tours, transportation ticketing, and accommodation services; (iv) an increase in other payables and accruals of RMB1.2 billion, mainly due to an increase in accrued operating related expenses; (v) an increase in salary and welfare payable of RMB1.1 billion, mainly due to an increase in personnel related expenses; and (vi) an increase in accounts payable of RMB540 million, mainly due to an increase in hotel, transportation ticketing, and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers. These increases were partially offset by (i) changes in fair value for equity investments measured at fair value of RMB2.3 billion; (ii) an increase in prepayments and other current assets of RMB2.2 billion, mainly due to an increase in prepayment for packaged tours, transportation ticketing, and accommodation services; (iii) an increase in accounts receivable of RMB2.0 billion, mainly due to an increase of corporate travel management services, hotels, and credit card payments from our individual customers for transportation ticket booking; (iv) an increase in due from related parties of RMB1.1 billion; (v) the gain on disposal and settlement of long-term investment of RMB921 million.
Net cash provided by operating activities amounted to RMB7.1 billion in 2018, which was primarily attributable to (i) our net income of RMB1.1 billion in 2018; (ii) an add-back
of RMB6.0 billion in
non-cash
expense/loss items, primarily relating to share-based compensation expenses, depreciation expenses and changes in fair value for equity investments measured at fair value; (iii) an increase in accounts payable of RMB3.7 billion, primarily due to an increase in volume of hotel, transportation ticketing and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers; (iv) an increase in advances from customers of RMB1.3 billion, primarily due to an increase in demand for packaged tours, ticketing and accommodation services; and (v) an increase in other payable and accruals of RMB914 million primarily due to the increase in accrued advertising expenses. These increases were partially offset by (i) an increase in prepayments and other current assets of RMB2.0 billion, primarily due to an increase in prepayment for packaged tours, ticketing and accommodation services; (ii) an increase in due from related parties of RMB1.3 billion; (iii) the gain on disposal of long-term investment of RMB1.2 billion; and (iv) an increase in accounts receivable of RMB704 million, primarily due to an increase of volume of corporate travel management services and credit card payments from our individual customers for transportation ticket booking.

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
Net cash used in investing activities amounted to RMB3.8 billion (US$584 million) in 2020, compared to net cash used in investing activities of RMB2.4 billion in 2019 and RMB14.1 billion in 2018. This increase in 2020 was primarily due to an increase in cash paid for long-term investments which was offset by the fluctuations of short-term investments. And the decrease in 2019 was primarily due to a decrease in short-term investments.
Net cash provided by financing activities amounted to RMB6.0 billion (US$923 million) in 2020, compared to net cash used in financing activities of RMB9.3 billion in 2019, and net cash provided by financing activities of RMB11.9 billion in 2018. We did not make any dividend payment in 2018, 2019 and 2020. Net cash flow in financing activities in 2020 was mainly due to the cash proceeds from short-term loan, long-term loans and Exchangeable Senior Notes, which were offset by the cash redemption with respect to the 2020 Notes and cash put redemption for the 2025 Notes.
Capital Resources
As of December 31, 2020, our principal sources of liquidity have been cash generated from operating activities, borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our ordinary shares, convertible senior notes and exchangeable senior notes to investors and related parties and borrowings from third-party lenders. As of the date of this annual report, we had convertible senior notes outstanding in an aggregate principal amount of US$1.1 billion, exchangeable senior notes outstanding in an aggregate principal amount of US$500 million and three facilities loan outstanding under which the aggregate outstanding principal balance was US$2.8 billion.
Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. The
COVID-19
pandemic had material and adverse impacts on our cash flow in 2020 with potential continuing impacts on subsequent periods. However, based on our liquidity assessment, we believe that our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this annual report. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. See also “Item 3.D. Key Information — Risk Factors — Risks Relating to Our Business and Industry — Pandemics (such as
COVID-19),
epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”
As of December 31, 2020, our primary capital commitment was RMB13 million (US$2 million) in connection with capital expenditures of property, equipment and software.
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
D.
    Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.
    Off-Balance
Sheet Arrangements
In connection with our air ticketing business, we are required by the China Air Transport Association and International Air Transport Association to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2020, the total quota of the air tickets that we were entitled to issue was up to RMB1.1 billion (US$167 million). The total amount of the deposit we paid was RMB146 million (US$22 million).
Based on the guarantee arrangements and historical experience, the maximum amount of the future payments is approximately RMB943 million (US$145 million), which is the guaranteed amount of the air ticket that we could issue rather than a financial guarantee. We will be liable to pay only when we issue the air tickets to our users and such payable is included in the accounts payable. Therefore, we believe the guarantee arrangements do not constitute any contractual and constructive obligation of us and has not recorded any liability beyond the amount of the tickets that have already been issued.
F.
    Tabular Disclosure of Contractual Obligations
The following sets forth our contractual obligations as of December 31, 2020:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(RMB in millions)
Convertible senior notes with principal and interest	7,191	6,659	500	32	—
Exchangeable senior notes with principal and interest	3,581	49	98	98	3,336
Term loans and other debt, with principal and interest	45,812	27,567	15,456	2,775	14
Purchase obligations	13	11	2	—	—
Total	56,597	34,286	16,056	2,905	3,350
In June 2015, we issued the 2020 Notes in an aggregate principal amount of US$700 million, which may be converted at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2020 based on an initial conversion rate of 9.1942 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2020 Notes bear interest at a rate of 1.00% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016. In July 2020, we redeemed the 2020 Notes in cash. The aggregate purchase price of these 2020 Notes was US$700 million.
In June 2015, we issued the 2025 Notes in an aggregate principal amount of US$400 million, which may be converted, at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2025 based on an initial conversion rate of 9.3555 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2025 Notes bear interest at a rate of 1.99% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016. In July 2020, we exercised our put right option relating to the 2025 Notes at an aggregate purchase price of US$395 million.

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
In May 2015, we issued US$250 million in aggregate principal amount of 1.00% convertible notes due 2020, or the 2020 Booking Notes, to a subsidiary of Booking Holdings Inc. (formerly known as the Priceline Group Inc.), which would mature on May 29, 2020, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 9.5904 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2020 Booking Notes bear interest at a rate of 1.00% per year, payable semiannually beginning on November 29, 2015. In 2020, the 2020 Booking Notes with principal amount of US$250 million were redeemed in cash.
In December 2015, we issued US$500 million in aggregate principal amount of 2.00% convertible notes due 2025, or the 2025 Booking Notes, to a subsidiary of Booking Holdings Inc. (formerly known as the Priceline Group Inc.), which will mature on December 11, 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 14.6067 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2025 Booking Notes bear interest at a rate of 2.00% per year, payable semiannually beginning on June 11, 2016.
In December 2015, we issued US$500 million in aggregate principal amount of 2.00% convertible notes due 2025, or the 2025 Hillhouse Notes, to Gaoling Fund, L.P. and YHG Investment, L.P., or collectively Hillhouse, which will mature on December 11, 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 14.6067 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2025 Hillhouse Notes bear interest at a rate of 2.00% per year, payable semiannually beginning on June 11, 2016.
In September 2016, we issued US$25 million in aggregate principal amount of 1.25% convertible notes due 2022, or the 2022 Booking Notes, to a subsidiary of Booking Holdings Inc. (formerly known as the Priceline Group Inc.), which will mature on September 15, 2022, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 15.2688 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2022 Booking Notes bear interest at a rate of 1.25% per year, payable semiannually beginning on March 15, 2017.
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
In July 2020, we issued the US$500 million in aggregate principal amount of 1.50% exchangeable senior notes due 2027, or the 2020 Exchangeable Notes. The 2020 Exchangeable Notes are exchangeable, at the option of the holders and subject to certain conditions, into cash, ADSs of Huazhu Group Limited (Nasdaq: HTHT), or a combination thereof, at our election subject to certain conditions. The initial exchange rate of the 2020 Exchangeable Notes is 24.78 Huazhu ADSs per US$1,000 principal amount of the notes. The 2020 Exchangeable Notes bear interest at a rate of 1.50% per year, payable semiannually beginning on January 1, 2021.

As of December 31, 2020, we obtained short-term bank borrowings of RMB26.8 billion (US$4.1 billion) in aggregate, of which RMB7.0 billion (US$1.1 billion) were collateralized by short-term and long-term investment of RMB7.0 billion (US$1.1 billion). The weighted average interest rate for the outstanding borrowings was approximately 2.89%.
As of December 31, 2020, we obtained long-term borrowings of RMB17.8 billion (US$2.7 billion) in aggregate, of which RMB1.3 billion (US$193 million) were collateralized by short-term investments, long-term investments and properties of the Company. The weighted average interest rate for the outstanding borrowings as of December 31, 2020 was approximately 1.68%. The Company was in compliance with the applicable financial covenants under those lines of credit as of December 31, 2020.
While the table above indicates our contractual obligations as of December 31, 2020, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.
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
The names of our current directors and senior management, their ages as of the date of this annual report, and the principal positions with Trip.com Group Limited held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	51	Co-founder; Executive Chairman of the Board
Min Fan	55	Co-founder; Vice Chairman of the Board and President
Jane Jie Sun	52	Chief Executive Officer and Director
Cindy Xiaofan Wang	45	Chief Financial Officer and Executive Vice President
Neil Nanpeng Shen (1)(2)	53	Co-founder; Independent Director
Qi Ji (2)	54	Co-founder; Independent Director
Gabriel Li (1)	53	Vice Chairman of the Board, Independent Director
JP Gan (1) (2)	49	Independent Director
Robin Yanhong Li	52	Director
Dou Shen	41	Director

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

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
Biographical Information
James Jianzhang Liang
is one of the
co-founders
and the executive chairman of our company. He has served as a member of our board of directors since our inception and has been the chairman of the board since August 2003. Mr. Liang served as our chief executive officer from 2000 to 2006, and from March 2013 to November 2016. Mr. Liang has served as a director of Sina Corporation (Nasdaq: SINA) since December 2017, a director of MakeMyTrip Limited (Nasdaq: MMYT) since January 2016, a director of BTG Hotels Group (SSE:600258) since January 2017, and a director of Tongcheng-eLong (SEHK: 780) since 2016. Mr. Liang formerly served on the boards of Tuniu Corporation (Nasdaq: TOUR), eHi Car Services Limited (NYSE: EHIC, delisted, privatized in April 2019), 51job, Inc (Nasdaq: JOBS), Jiayuan.com International Ltd. (Nasdaq: DATE, delisted, privatized in May 2016), and Homeinns Hotel Group (Nasdaq: HMIN, delisted, privatized in April 2016). Mr. Liang has won many accolades for his contributions to the Chinese travel industry, including Best CEO in the Internet category in the 2016
All-Asia
Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. Mr. Liang obtained master’s degrees in information and computer science from Georgia Institute of Technology in the United States in June 1991.
Min Fan
is one of the
co-founders
of our company. Mr. Fan has been a member of our board of directors since October 2006 and has served as the vice chairman of our board of directors since March 2013. Mr. Fan has served as our president since February 2009. He also served as our chief executive officer from January 2006 to March 2013, as our chief operating officer from November 2004 to January 2006, and as our executive vice president from 2000 to November 2004. During his tenure as our chief executive officer, Mr. Fan was named one of the Top 10 Pioneer Leaders of the Year on the 2010 APEC China SME Value List, 2008 EY Entrepreneur of the Year (Services Category) and 2007 Best New Economic Figure of the Year. In 2009 and 2016, Mr. Fan was elected Vice Chairman of the Board of the China Tourism Association. Mr. Fan has served as an independent director of Leju Holdings Limited (NYSE: LEJU) since April 2014. He served as a director of Huazhu Group Limited (Nasdaq: HTHT, SEHK: 1179) from March 2010 to January 2018. Mr. Fan obtained his Master’s and Bachelor’s degrees in industrial engineering and management from Shanghai Jiao Tong University in January 1990 and July 1987, respectively.
Jane Jie Sun
has served as the chief executive officer of our company, as well as a member of the board of directors, since November 2016. Prior to that, she was a co-president
since March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Ms. Sun is vice chair of the World Travel and Tourism Council, co-chair
of the Development Advisory Board of University of Michigan and Shanghai Jiao Tong University Joint Institute, and a board member and Business Leaders Group Committee member of Business China established by Singapore’s Founding Prime Minister Mr. Lee Kuan Yew. In 2019, Ms. Sun was awarded an Asia Society Asia Game Changer Award. Forbes named her one of the Emergent 25 Asia’s Latest Star Businesswomen in 2018, and one of the Top 100 Businesswomen in China in 2017. She was also one of Fortune’s Top 50 Most Powerful Women in Business, and one of Fast Company’s Most Creative People in Business in 2017. During her tenure at our company, she also won the Institutional Investor Awards for the Best CEO in July 2017 and the Best CFO in July 2011 and 2012. Ms. Sun received her Bachelor’s degree in science in accounting from the Fisher School of Accounting at the University of Florida in August 1992 with high honors. She also obtained her LL.M. degree from Peking University Law School in July 2010. Ms. Sun has been a director of TripAdvisor, Inc. (Nasdaq: TRIP) since July 2020, a director of MakeMyTrip Limited (Nasdaq: MMYT) since August 2019, an independent director of iQIYI, Inc. (Nasdaq: IQ) since June 2018, and an independent director of TAL Education Group (NYSE: TAL) since October 2010.

Cindy Xiaofan Wang
has served as our chief financial officer since November 2013 and executive vice president since May 2016. Prior to that, she was our Vice President since January 2008. Ms. Wang joined us in December 2001 and has held a number of managerial positions at our Company. Ms. Wang won the Best CFO Award by Institutional Investor in the 2017
All-Asia
Executive Team Rankings, and China Best CFO Leadership Award by SNAI/ACCA/Korn Ferry. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Ms. Wang has been a director of MakeMyTrip Limited (Nasdaq: MMYT) since August 2019. She also served on the board of directors of Huazhu Group Limited (Nasdaq: HTHT, SEHK: 1179) from January 2018 to July 2020. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA).
Neil Nanpeng Shen
is one of the co-founders of our company and has been our company’s director since our inception and an independent director since October 2008. Neil Nanpeng Shen founded Sequoia Capital China in 2005 and has been serving as the founding managing partner since then. Mr. Shen served as our president from August 2003 to October 2005 and as chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive co-chairman
of Homeinns Hotel Group (formerly Home Inns & Hotels Management Inc.) (Nasdaq: HMIN, delisted), a leading economy hotel chain in China, which commenced operations in July 2002. Currently, Mr. Shen also serves as a director of a number of public and private companies, including a non-executive director of BTG Hotels Group (SHSE: 600258) since January 2017, a non-executive director of Noah Holdings Limited (NYSE: NOAH) since January 2016, an independent non-executive director of Pinduoduo Inc. (Nasdaq: PDD) since April 2018, a non-executive director of Meituan (formerly Meituan Dianping) (SEHK: 3690) since October 2015, and a non-executive director of Ninebot Limited (SSE: 689009) since July 2015. Mr. Shen was a non-executive director of FinVolution Group (formerly PPDAI Group Inc.) (NYSE: FINV) from February 2017 to August 2018, as a non-executive director from May 2014 to December 2015 and independent non-executive director from December 2015 to December 2018 for Momo Inc. (Nasdaq: MOMO), a non-executive director of 360 Security Technology Inc. (SSE: 601360) from February 2018 to May 2020, and a non-executive director of China Renaissance Holdings Limited (SEHK: 1911) from June 2018 to June 2020. Mr. Shen received his Master’s degree from Yale University in November 1992 and his Bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in July 1988.
Qi Ji
is one of the
co-founders
of our company. He has served as our director since our inception and as an independent director since 2008. He was the chief executive officer and president of our Company from 1999 to 2001. Mr. Ji founded Huazhu Group Limited (Nasdaq: HTHT; SEHK: 1179), served as its director since February 2007. He has also served as the executive chairman of its board since August 2009 and its chief executive officer since November 2019. Prior to his current role, he also served at Huazhu Group Limited as chief executive officer from January 2012 to May 2015 and from 2007 to August 2009. Mr. Ji has over 20 years of experience in the hospitality industry. He co-founded
Homeinns Hotel Group (formerly Home Inns & Hotels Management Inc.) (Nasdaq: HMIN, delisted), and served as its chief executive officer from 2002 to January 2005. He received his bachelor degree in engineering mechanics and master degree in mechanical engineering from Shanghai Jiao Tong University in the PRC in 1989 and February 1992, respectively.
Gabriel Li
has served at different times on our board of directors since 2000. Mr. Li has been vice chairman of our board since August 2003 and an independent director since October 2003. Mr. Li has been serving as the managing partner and a member of the investment committee of Orchid Asia Group Management Limited since August 2004. Mr. Li is a non-executive
director of Qeeka Home (Cayman) Inc. (SEHK: 1739), where he has been a director since April 2015, and was a director of Sangfor Technologies Inc. (SZSE: 300454) from January 2017 to December 2019. Mr. Li graduated from the University of California in Berkeley, the United States, with a bachelor’s degree in chemical engineering in May 1990. He received his master of science degree in chemical engineering practice from the Massachusetts Institute of Technology in the United States in September 1991, and his master’s degree in business administration from Stanford University Business School in the United States in June 1995.
JP Gan
has served as our director since 2002, and as an independent director since July 2005. Mr. Gan has been a founding partner of INCE Capital Limited since 2019. From 2006 to 2019, Mr. Gan was a managing partner of Qiming Venture Partners. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong Corporation, a wireless internet company formerly listed on the Nasdaq. Prior to joining KongZhong, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at Price Waterhouse in the United States from 1994 to 1997. Mr. Gan has been an independent director of BiliBili Inc. (Nasdaq: BILI) since 2015. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Graduate School of Business and his Bachelor of Business Administration from the University of Iowa.

Robin Yanhong Li
has served as our director since 2015. He is a
co-founder
of Baidu, Inc. (Nasdaq: BIDU), the leading Chinese language Internet search provider. Mr. Li has served as the chairman of the board of directors of Baidu since its inception in January 2000 and as its chief executive officer since February 2004. He served as the president of Baidu from February 2000 to December 2003. Currently, Mr. Li acts as the vice president of the Internet Society of China (ISC). Mr. Li has served as an independent director of New Oriental Education & Technology Group Inc. (Nasdaq: EDU; SEHK: 9901) since September 2006. He has also been chairman since 2009 and director of iQIYI, Inc. (Nasdaq: IQ) since 2009. Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.
Dou Shen
has served as our director since October 2019. Dr. Shen has served as an executive vice president of Baidu, Inc. (Nasdaq: BIDU) since May 2019. Dr. Shen has also been a director of Beijing Xiaodu Interactive Entertainment Technology Co., Ltd. since January 2018, and the chairman of Beijing Xiaodu Interactive Entertainment Technology Co., Ltd. since September 2020. Previously, Dr. Shen served as senior vice president of Baidu, Inc., overseeing the businesses related to Baidu App, Haokan short video app and Smart Mini Program. Dr. Shen joined Baidu in 2012 and has served in management roles in business lines, including web search, advertising display and the financial services group. Prior to joining Baidu, Dr. Shen worked at Microsoft and co-founded
BuzzLabs, Inc., a company engaged in social media monitoring and analysis, which was subsequently acquired by CityGrid Media. Dr. Shen holds directorships at various other companies. Dr. Shen has been a director of iQIYI, Inc. (Nasdaq: IQ) since September 2019, has been a director of Kuaishou Technology (SEHK: 1024) since April 2018 and was previously a director of Uxin Limited (Nasdaq: UXIN) from May 2018 to November 2019. Dr. Shen received his bachelor’s degree in information engineering (computer technology) from North China Electric Power University in Beijing, the PRC, in June 2001, a master’s degree in computer science and technology from Tsinghua University in Beijing, the PRC, in July 2004, and a Ph.D. degree in computer science from the Hong Kong University of Science and Technology in Hong Kong in November 2007. Dr. Shen was awarded by Beijing Overseas Talent Service Joint Council as “Beijing High-Caliber Talent from Overseas” and “Beijing Distinguished Expert” in July 2014. Dr. Shen was also acknowledged by Beijing Senior Specialized Technique Qualification Evaluation Committee as a senior engineer in computer technology in May 2018.
B.
Compensation
We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$1.2 million in 2020.
Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans” for options granted to our directors in 2020.
We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$0.5 million in 2020, excluding compensation paid to Min Fan, James Jianzhang Liang and Jane Jie Sun, who also serve and receive compensation as our executive directors.
These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2020 aggregate compensation amount. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans” for options granted to our executive officers in 2020.
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
The 2007 Plan, the 2005 Plan, the 2003 Plan and the 2000 Plan have all expired. Under the Second A&R Global Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to awards was 12,609,656 as of the first business day of 2021, with annual increases on January 1 of each subsequent calendar year by the number of ordinary shares representing 3% of our then total issued and outstanding share capital as of December 31 of the preceding year until the termination of the plan. Under the 2007 Plan, options to purchase 2,094,231 shares were issued and outstanding as of February 28, 2021. Under the Second A&R Global Plan, options to purchase 4,944,596 shares and 107,555 restricted share units were issued and outstanding as of February 28, 2021.
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
In December 2019, our board of directors approved our Second A&R Global Plan.
In November 2020, as approved by our compensation committee, we extended the exercise period of certain options that were granted under our 2007 Plan to our directors and executive officers that would originally expire for additional five years from their respective original expiration dates.
The following table summarizes, as of February 28, 2021, the outstanding options and the outstanding restricted share units granted under our 2007 Plan and the Second A&R Global Plan to the individual executive officers and directors named below. The table gives effect to the modifications described above.

	Ordinary Shares Underlying Options/Restricted Share Units Granted		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	2,690,200		161.96; 179.64; 237.00; 247.44; 324.96; 350.72; 209.04; 253.44; 207.36	From January 9, 2014 to June 30, 2020	From April 2, 2023 to June 30, 2028
	1,500	(1)	—	February 9, 2018	—
Jane Jie Sun	1,115,200		78.56; 161.96; 179.64; 237.00; 247.44; 324.96; 350.72; 209.04; 253.44; 207.36	From January 27, 2013 to June 30, 2020	From April 2, 2023 to June 30, 2028
	1,500	(1)	—	February 9, 2018	—
Min Fan	131,867		78.56; 161.96; 179.64; 237.00; 247.44; 324.96; 350.72; 0.01; 253.44	From January 27, 2013 to December 4, 2019	From April 2, 2023 to December 6, 2027
	1,500	(1)	—	February 9, 2018	—

	Ordinary Shares Underlying Options/Restricted Share Units Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Cindy Xiaofan Wang	*	161.96; 179.64; 237.00; 247.44; 209.04; 0.01; 253.44	From January 9, 2014 to June 30, 2020	From April 2, 2023 to June 30, 2028
Neil Nanpeng Shen	*	78.56; 179.64; 237.00; 247.44; 324.96; 350.72; 209.04; 253.44	From January 27, 2013 to December 4, 2019	From April 2, 2023 to December 6, 2027
Qi Ji	*	179.64; 237.00; 247.44; 324.96; 350.72; 209.04; 253.44	From December 6, 2014 to December 4, 2019	From April 2, 2023 to December 6, 2027
Gabriel Li	*	78.56; 179.64; 237.00; 247.44; 324.96; 350.72; 209.04; 253.44	From January 27, 2013 to December 4, 2019	From April 2, 2023 to December 6, 2027
JP Gan	*	179.64; 237.00; 247.44; 324.96; 350.72; 209.04; 253.44	From December 6, 2014 to December 4, 2019	From April 2, 2023 to December 6, 2027

*	Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.
Note:

(1)	Restricted share units.
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
Duties of Directors
Under Cayman Islands law, our directors have a duty of loyalty to act honestly and in good faith in the best interests of our company. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.
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
D.
    Employees
As of December 31, 2020, we and our consolidated subsidiaries and consolidated affiliated Chinese entities had approximately 33,400 employees, including approximately 3,187 in management and administration, approximately 10,006 in our customer service centers, approximately 4,011 in sales and marketing, and approximately 16,196 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Nantong, and Chengdu.
We consider our relations with our employees to be good.

E.
Share Ownership
As of February 28, 2021, 75,134,439 of our ordinary shares were issued and outstanding (excluding the 3,258,920 ordinary shares that were issued to Bank of New York Mellon, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and for our treasury ADSs, and treasury shares we own). Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021 by each of our directors and executive officers and each person known to us to own beneficially more than 5% of our ordinary shares. Except as otherwise noted, the address of each person listed in the table is c/o Trip.com Group Limited, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned (1)
	Number	% (2)
Directors and Senior Management:
James Jianzhang Liang (3)	2,380,047	3.1%
Min Fan (4)	1,261,514	1.7%
Jane Jie Sun (5)	1,165,834	1.5%
Neil Nanpeng Shen (6)	*	* %
Cindy Xiaofan Wang	*	* %
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	* %
All directors and officers as a group (7)	5,225,397	6.7%
Principal Shareholders:
Baidu Entities (8)	8,644,917.5	11.5%
Pzena Investment Management, LLC (9)	4,925,735	6.6%
T.ROWE PRICE ASSOCIATES, INC. (10)	4,670,020	6.2%
MIH Internet SEA Private Limited (11)	4,108,831	5.5%
Morgan Stanley (12)	4,069,277	5.4%

*	Less than 1% of our total outstanding ordinary shares.
Notes:

(1)	Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities.

(2)
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding as of February 28, 2021, the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after February 28, 2021, and the number of ordinary shares in the form of ADSs assuming full conversion of notes held by such person or group to ADSs at the initial conversion rate.

(3)	Includes 980,847 ordinary shares held by Mr. Liang and 1,399,200 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2021 held by Mr. Liang.

(4)	Includes 1,136,647 ordinary shares held Mr. Fan and 124,867 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2021 held by Mr. Fan.

(5)	Includes 514,634 ordinary shares held by Ms. Sun and 651,200 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2021.

(6)	Mr. Shen’s business address is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.

(7)
Includes 2,914,924 ordinary shares and 2,310,473 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2021 held by all of our current directors and executive officers, as a group.

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

(9)
Includes 4,925,735 ordinary shares represented by ADSs held by Pzena Investment Management, LLC. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G filed by Pzena Investment Management, LLC with the SEC on February 2, 2021. Please see the Schedule 13G filed by Pzena Investment Management, LLC with SEC on February 2, 2021 for information relating to Pzena Investment Management, LLC. The address for Pzena Investment Management, LLC is 320 Park Avenue, 8th Floor, New York, NY 10022, the United States.

(10)
Includes 4,670,020 ordinary shares represented by ADS held by T.ROWE PRICE ASSOCIATES, INC. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G/A filed by T.ROWE PRICE ASSOCIATES, INC. with SEC on February 16, 2021. Please see the Schedule 13G/A filed by T.ROWE PRICE ASSOCIATES, INC. with SEC on February 16, 2021 for information relating to T.ROWE PRICE ASSOCIATES, INC. The address for T.ROWE PRICE ASSOCIATES, INC. is 100 E. Pratt Street, Baltimore, Maryland 21202, the United States.

(11)
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
Parkview Square, 600 North Bridge Road, Singapore 188778.

(12)
Includes 4,069,277 ordinary shares represented by ADS held by Morgan Stanley. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G filed by Morgan Stanley with SEC on February 12, 2021. Please see the Schedule 13G filed by Morgan Stanley with SEC on February 12, 2021 for information relating to Morgan Stanley. The address for Morgan Stanley. is 1585 Broadway New York, NY 10036, the United States.

Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 28, 2021, 65,854,885 ordinary shares were held by two record shareholders in the United States, including 65,854,884 ordinary shares (including ordinary shares that were issued for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and treasury shares that were repurchased but not retired by the Company) held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.
Major Shareholders
Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”
B.
    Related Party Transactions
Arrangements with Consolidated Affiliated Chinese Entities
Current PRC laws and regulations impose substantial restrictions on foreign ownership of the travel agency and value-added telecommunications businesses in China. Therefore, we conduct part of our businesses through a series of agreements between our PRC subsidiaries, our consolidated affiliated Chinese entities and/or their respective shareholders. Our consolidated affiliated Chinese entities hold the licenses and approvals for operating the travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our consolidated affiliated Chinese entities. In 2015, we restructured our business lines and most of the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. Moreover, we plan to enter into the same series of agreements with all of our future consolidated affiliated Chinese entities. As of the date of this annual report, Min Fan, our vice chairman of the board and president, Tao Yang, Maohua Sun, Qi Shi, Hui Cao, and Hui Wang, all being our officers or senior counsels, are the principal record owners of our consolidated affiliated Chinese entities.

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
We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and our respective consolidated affiliated Chinese entities are substantially similar except for the amount of the business loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that the shareholders of our consolidated affiliated Chinese entities will not receive any personal benefits from these agreements except as shareholders of our company. According to our PRC legal counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current laws and regulations of China as of the date of this annual report. The principal terms of these agreements are described below.
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
As of the date of this annual report, each of the shareholders of Qunar Beijing, Hui Cao and Hui Wang, also signed an irrevocable power of attorney authorizing an appointee, to exercise, in a manner approved by Qunar, on such shareholder’s behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing’s articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder’s equity interest in Qunar Beijing. Each such power of attorney is effective until such time as such relevant shareholder ceases to hold any equity interest in Qunar Beijing. The terms of the power of attorney with respect to Qunar Beijing are substantially similar to the terms described in the foregoing paragraph.
Technical Consulting and Services Agreements
. Ctrip Travel Information and Ctrip Travel Network, each a wholly-owned PRC subsidiary of ours, provide our consolidated affiliated Chinese entities, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, our consolidated affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2020, our consolidated affiliated Chinese entities paid Ctrip Travel Information (after our restructuring of business lines and restatement of contractual arrangements in 2015) and Ctrip Travel Network (after our restructuring of business lines and restatement of contractual arrangements in 2015) a quarterly fee based on the number of transportation tickets sold in the quarter, at an average rate of RMB3 (US$0.4) per ticket.
Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed a designated person to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. The services fees paid by all of such consolidated affiliated Chinese entities as a percentage of their total net income were 89%, 95% and 117% for the years ended December 31, 2018, 2019 and 2020.
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

As of the date of this annual report, pursuant to the restated exclusive technical consulting and services agreement between Qunar Beijing and Qunar Software, Qunar Software provides Qunar Beijing with technical, marketing and management consulting services on an exclusive basis in exchange for service fee paid by Qunar Beijing based on a set formula defined in the agreement subject to adjustment by Qunar Software at its sole discretion. This agreement will remain in effect until terminated unilaterally by Qunar Software or mutually. The terms of this agreement are substantially similar to the terms described in the foregoing paragraph.
Equity Pledge Agreements
. The shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, have pledged their respective equity interests in the applicable consolidated affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such consolidated affiliated Chinese entities of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. This agreement shall be valid and binding on the parties, their heirs, successors and permitted assignees. In the event any of such consolidated affiliated Chinese entity breaches any of its obligations or any shareholder of such consolidated affiliated Chinese entities breaches his or her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The pledge shall be established upon registration with the local branch of the SAMR, which has been completed, and will expire two years after the pledgor and the applicable consolidated affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.
As of the date of this annual report, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the relevant contractual arrangements mentioned herein. This agreement shall be valid and binding on the parties, their heirs, successors and permitted assignees. Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge shall be established upon registration with the local branch of the SAMR, which has been completed, and will expire when all obligations under the relevant contractual arrangements have been satisfied. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are substantially similar to the terms described in the foregoing paragraph.
Loan Agreements
. Under the loan agreements we entered into with the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, we extended long-term business loans to these shareholders of our consolidated affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of such consolidated affiliated Chinese entities. These business loan amounts were injected into the applicable consolidated affiliated Chinese entities as capital and cannot be accessed for any personal uses. The initial term of the loan agreements is 10 years and may be renewed automatically in
10-year
terms unless we disapprove the extension by written notice in advance. The loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements or repay the loan in advance. The loan agreements shall be valid and binding on the parties, their successors and permitted assignees. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the travel agency or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our consolidated affiliated Chinese entities, as described in the following paragraph, and the loan agreements will be canceled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.
The following table sets forth, as of the date of this report, the amount of each business loan, the date each business loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the relevant significant consolidated affiliated Chinese entity.

Date of Loan Agreement	Borrower	Significant Consolidated Affiliated Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			RMB	US$			RMB	US$
			(in millions)				(in millions)
May 27, 2019	Tao Yang	Ctrip Commerce	808.2	123.9	None	May 26, 2029	808.2	123.9
April 9, 2019	Maohua Sun	Ctrip Commerce	88.7	13.6	None	December 13, 2025	88.7	13.6
December 14, 2015	Maohua Sun	Ctrip Commerce	3.1	0.5	None	December 13, 2025	3.1	0.5
March 20, 2017	Min Fan	Chengdu Ctrip	477.6	73.2	None	December 13, 2025	477.6	73.2
December 14, 2015	Min Fan	Chengdu Ctrip	19.9	3.0	None	December 13, 2025	19.9	3.0
March 20, 2017	Qi Shi	Chengdu Ctrip	2.4	0.4	None	December 13, 2025	2.4	0.4
December 14, 2015	Qi Shi	Chengdu Ctrip	0.1	0.0	None	December 13, 2025	0.1	0.0
March 23, 2016	Hui Cao	Qunar Beijing	6.6	1.0	None	Until repayment notice	6.6	1.0
March 23, 2016	Hui Wang	Qunar Beijing	4.4	0.7	None	Until repayment notice	4.4	0.7
As of the date of this annual report, pursuant to the loan agreement among Qunar Software, Hui Cao and Hui Wang, the loans extended by Qunar Software to each of Hui Cao and Hui Wang are only repayable by a transfer of such borrower’s equity interest in Qunar Beijing to Qunar Software or its designated party, in proportion to the amount of the loan to be repaid. This loan agreement will continue in effect indefinitely until such time when (i) the borrowers receive a repayment notice from Qunar Software and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless Qunar Software sends a notice indicating otherwise within 15 calendar days after it is aware of such event. The loan agreements shall be valid and binding on the parties, their successors and permitted assignees. The terms of this loan agreement is substantially similar to the terms described in the foregoing paragraphs.
Exclusive Option Agreements
. As consideration for our entering into the loan agreements described above, each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in the applicable consolidated affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the shareholder of relevant consolidated affiliated Chinese entity. Subject to the evaluation requirements or other restrictions imposed by applicable PRC laws and regulations, the purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of such consolidated affiliated Chinese entities pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in
10-year
terms unless we disapprove the extension. This agreement shall be valid and binding on the parties, their heirs, successors and permitted assignees. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the shareholder of applicable consolidated affiliate Chinese entity.
Hui Cao and Hui Wang also entered into an equity option agreement with Qunar, Qunar Software and Qunar Beijing. This equity option agreement contains arrangements that are similar to that as described in the foregoing paragraph. This agreement will remain effective with respect to each of Qunar Beijing’s shareholders until all of the equity interest has been transferred or Qunar and Qunar Software terminates the agreement unilaterally with 30 days’ prior written notice. This agreement shall be valid and binding on the parties, their successors and permitted assignees.
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

Share Incentive Grants
Please refer to “Item 6.B. Directors, Senior Management and Employees — Compensation — Employees’ Share Incentive Plans.”
Employment Agreements
See “Item 6.B. Directors, Senior Management and Employees — Compensation.”
Commissions from Homeinns and BTG
In December 2016, in connection with our share exchange transaction with BTG Hotels (Group) Co., Ltd., or BTG, and Homeinns Hotel Group, or Homeinns, we exchanged our previously held equity interest in Homeinns for 22% equity interest of BTG. BTG had entered into agreements with us to provide hotel rooms for our customers. Total commissions from BTG amounted to RMB49 million (US$7 million) for the year ended December 31, 2020. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.
Commissions from Huazhu and its affiliates
One of our hotel partners, Huazhu Group Limited, or Huazhu, has a director in common with our company and a director who is a family member of one of our officers. Huazhu has entered into agreements with us to provide hotel rooms for our customers. Total commissions Huazhu paid us amounted to RMB78 million (US$12 million) for the year ended December 31, 2020.
These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.
Commissions to/from Tongcheng-eLong
In 2018, eLong completed a merger with Tongcheng Network Technology Co., Ltd. and the enlarged group Tongcheng-eLong Holdings Limited, or Tongcheng-eLong, supersedes eLong, Inc. and LY.com to promote our hotel rooms on their platforms. In exchange for our prior holdings in eLong, we received an equity method investment in the enlarged group. Total commissions to Tongcheng-eLong paid by us amounted to RMB324 million (US$50 million) and Tongcheng-eLong paid commissions to us amounting to RMB151 million (US$23 million) for the year ended December 31, 2020.
Settlement with Skysea
In 2019, Skysea Holding International Ltd., a company in which we owned 35% equity interest and to which we provided a shareholder loan in a principal amount of US$80 million, or Skysea, completed its winding down of the business and we entered into the final settlement with Skysea. According to the final settlement, we collected the amount due from Skysea and settled the provision and contingent liability of RMB603 million (recognized as other income), which includes RMB236 million previously made for loan receivable and RMB367 million previously made for contingent payables.
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
Dividends.
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act.
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
Redemption, Repurchase and Surrender of Shares.
 We may issue shares on the terms that such shares are subject to redemption, at our option or at the option of the holders thereof on such terms and in such manner as may be determined, prior to the issue of such shares, by special resolution. Our company may also repurchase any of our shares (including redeemable shares) provided that the manner of such purchase has been authorized by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company shall, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.
 If at any time the share capital of our company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our company is being wound-up
and except where our articles of association or the Companies Act impose any stricter quorum, voting or procedural requirements in regard to the variation of rights attached to a specific class, be varied either with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Shareholder Rights Plan
On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right, or a Right, for each of our ordinary shares outstanding at the close of business on December 3, 2007 pursuant to a rights agreement. As long as the Rights are attached to the ordinary shares, we will issue one Right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached Rights. When exercisable, each Right will entitle the registered holder, except the acquirer that triggers the exercise of the Rights, to purchase from us one ordinary share at a price of US$700 per ordinary share, subject to adjustment. As a result, the acquirer will be greatly diluted, and other existing shareholders who exercise the Rights will not be diluted, thereby effectively reducing the risk of a potential hostile takeover. On August 7, 2014, we entered into a First Amendment and, subsequently on the same day, a Second Amendment to the Rights Agreement dated as of November 23, 2007 between the Bank of New York Mellon and us. Through these two amendments, we (i) extended the term of our rights agreement for another ten years and the Rights will expire on August 6, 2024, subject to the right of our board of directors to extend the rights agreement for another ten years prior to its expiration; (ii) modified the trigger threshold of the Rights to allow more flexibility. Specifically, shareholders who file or are entitled to file beneficial ownership statement on Schedule 13G pursuant to Rule
13d-1(b)(1)
of the Exchange Act, typically institutional investors with no intention to acquire control of the issuer, will be able to beneficially own up to 20% of our total outstanding shares before the Rights are triggered, while all other shareholders must maintain their beneficial ownership at a level below 10% of our total outstanding shares before the Rights are triggered, among other things; and (iii) included Booking Holdings Inc. (formerly known as the Priceline Group Inc.), or Booking, and its subsidiaries in the definition of “Exempted Person” under the then effective rights agreement as long as their beneficial ownership do not exceed 10% of our total outstanding shares. On May 29, 2015, October 26, 2015, and December 23, 2015, we entered into a Third Amendment, a Fourth Amendment, and a Fifth Amendment to the Rights Agreement with the Bank of New York Mellon, respectively, for the purposes of amending the definition of “Exempted Person.” Accordingly, in so far as Booking and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person (excluding the number of our ADSs or the ordinary shares that are beneficially owned by Booking and any of its subsidiaries due to any such entity’s ownership or conversion of that certain note issued by us pursuant to a convertible note purchase agreement dated December 9, 2015 between a subsidiary of Booking and us) at all times does not exceed fifteen percent (15%) of the ordinary shares then outstanding in the aggregate and in so far as Baidu and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person at all times does not exceed twenty-seven percent (27%) of the ordinary shares then outstanding in the aggregate. On August 30, 2019 and November 13, 2019, we entered into a Sixth Amendment and a Seventh Amendment to the Rights Agreement with the Bank of New York Mellon, respectively, for purposes of amending the definition of “Exempted Person.” Accordingly, in connection with the share exchange transaction with Naspers, Naspers, MIH Internet SEA Private Limited, and their respective subsidiaries have been included in the definition of “Exempted Person” to the extent that the number of ordinary shares beneficially owned by such Exempt Person at all times does not exceed eleven percent (11%) of the ordinary shares then outstanding in the aggregate, and removed Booking and its subsidiaries from the definition of “Exempted Person.”
The Rights were not distributed in response to any specific effort to acquire control of our company.
Registered Office and Objects
Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands, or at such other place as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

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
For details of our board committees, see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Board of Directors.”
C.
    Material Contracts
Other than in the ordinary course of business and other than the one described under this item, in “Item 4. Information on the Company” and “Item 7.B. — Major Shareholders and Related Party Transactions — Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report: (i) a share purchase agreement dated April 26, 2019, among our company, MIH Internet SEA Private Limited and MIH B2c Holdings B.V., (ii) a facility agreement dated July 5, 2019 among our company (as borrower), Bank of Communications Co., Ltd. Hong Kong Branch, The Bank of East Asia, Limited, China Construction Bank (Asia) Corporation Limited, The HongKong and Shanghai Banking Corporation Limited, The Korea Development Bank, Bank of China Limited (as mandated lead arrangers and bookrunners), and other parties thereto, (iii) a registration rights agreement dated August 30, 2019 between our company and MIH Internet SEA Private Limited, (iv) a cooperation agreement dated August 30, 2019 among our company, MIH Internet SEA Private Limited and Myriad International Holdings B.V., (v) the sixth amendment to the rights agreement dated as of August 30, 2019 between our company and The Bank of New York, as rights agent, (vi) an underwriting agreement dated September 26, 2019 among our company, Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities LLC for the sale of 31,304,352 ADSs, (vii) the seventh amendment to the rights agreement dated as of November 13, 2019 between our company and The Bank of New York, as rights agent, (viii) a facility agreement dated April 3, 2020 among our company (as borrower), Standard Chartered Bank (Hong Kong) Limited, Industrial and Commercial Bank of China (Macau) Limited, and China Construction Bank (Asia) Corporation Limited (as original mandated lead arrangers, bookrunners, and underwriters), and other parties thereto, (ix) Indenture dated July 20, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027, and (x) Supplemental Indenture dated December 15, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027.
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
We have received an undertaking from the Clerk of the Cabinet of the Government of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Act of the Cayman Islands, for a period of 20 years from December 12, 2019, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our company or (ii) by way of the withholding in whole or in part of any relevant payment of dividend or other distribution of income or capital by our company to our members or any payment (as defined in the Tax Concessions Act).
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
Assuming we are the owner of our consolidated affiliated Chinese entities for U.S. federal income tax purposes, based on our income and assets, and the value of our ADSs, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2020 and we do not expect to be a PFIC for the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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
Interest Rate Risk
. Our exposure to interest rate risk primarily relates to interest income generated by bank deposit and short term investment, as well as interest expenses associated with floating rate based bank borrowings and syndicated loans. For information about these notes and bank borrowings, see “Item 5.F. Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations.” We have used interest swap contracts to hedge our exposure to interest rate risk. Based on our cash balance as of December 31, 2020, a one basis point decrease in interest rates would result in a RMB5 million (US$1 million) decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our interest-bearing cash deposits, and, therefore, our exposure to interest rate risk is limited.
Foreign Exchange Risk
. The majority of our revenues are denominated in Renminbi. While a portion of our financial assets, financial liabilities and dividend payments are denominated in U.S. dollars, we may use foreign exchange spot, forwards, or other contracts to hedge our exposure to foreign currency risk where we deem necessary. Any significant revaluation of Renminbi against U.S. dollar may adversely affect our cash flow, earnings, and financial position, and the value of, and any dividends payable on, our ordinary shares and ADSs. In 2020, foreign exchange losses accounted for 1% of our net loss. As of December 31, 2020, a 1% strengthening or weakening of Renminbi against U.S. dollars would have increased or decreased our net loss by 0.5%. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—Future movements in exchange rates between U.S. dollars and Renminbi may adversely affect the value of our Shares or ADSs.”

Investment Risk
. As of December 31, 2020, our equity method investments totaled US$2.9 billion.
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

Fees and Payments from the Depositary to Us
We expect to receive from the depositary a reimbursement of approximately US$6 million, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2020. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.
PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by
Rule 13a-15(b) under
the Exchange Act, our management, including our chief executive officer, Jane Jie Sun, and our chief financial officer, Cindy Xiaofan Wang, has performed an assessment of the effectiveness of our disclosure controls and procedures, as that term is defined in
Rules 13a-15(e) of
the Exchange Act, as of the end of the period covered by this annual report. Based on that assessment, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2020.
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
Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.
PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2020, as stated in their report.

Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2020, as stated in their report that appears on of this annual report.
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

	For the Year Ended December 31,
	2019	2020	2020
	RMB	RMB	US$
Audit Fees (1)	20,487,434	20,684,454	3,170,031
Audit Related Fees (2)	7,920,989	3,670,983	562,603
Tax Fees (3)	1,892,987	1,095,043	167,823
All Other Fees (4)	—	—	—

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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements for Trip.com Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document
1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on December 21, 2015
2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Form 424b3 (File No. 333-233932) filed with the Securities and Exchange Commission on October 31, 2019)
2.2	Specimen Stock Certificate of the Registrant (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
2.3	Rights Agreement dated as of November 23, 2007 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2007)
2.4	First Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)
2.5	Second Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)
2.6	Third Amendment to the Rights Agreement dated as of May 29, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on June 4, 2015)
2.7	Fourth Amendment to the Rights Agreement dated as of October 26, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on October 27, 2015)
2.8	Fifth Amendment to the Rights Agreement dated as of December 23, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on December 23, 2015)
2.9	Sixth Amendment to the Rights Agreement dated as of August 30, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)
2.10	Seventh Amendment to the Rights Agreement dated as of November 13, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)
2.11	Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among the Registrant, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)
2.12	Description of Securities (incorporated by reference to Exhibit 2.12 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.1	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.2	Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.3	Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)

Exhibit Number	Document
4.4	Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F (File No. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)
4.5	Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.6	Translation of Executed Form of Technical Consulting and Services Agreement between a wholly-owned subsidiary of the Registrant and a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed technical consulting and services agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.7	Translation of Executed Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and shareholders of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.8	Translation of Executed Form of Exclusive Call Option Agreement among a wholly-owned subsidiary of the Registrant, a consolidated affiliated Chinese entity of the Registrant and a shareholder of the consolidated affiliated Chinese entity, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.9	Translation of Executed Form of Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.10	Translation of Executed Form of Power of Attorney by a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed power of attorney adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.11	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.12	Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)
4.13	Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)
4.14	2007 Share Incentive Plan of the Registrant, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)
4.15	Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)

Exhibit Number	Document
4.16	Indenture dated June 24, 2015 constituting US$400 million 1.99% Convertible Senior Notes due 2025 (incorporated by reference to Exhibit 4.44 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.17	Standstill Agreement dated as of October 26, 2015 between Baidu, Inc. and the Registrant (incorporated by reference to Exhibit 3 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)
4.18	Registration Rights Agreement dated as of October 26, 2015 between Baidu Holdings Limited and the Registrant (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)
4.19	Convertible Note Purchase Agreement dated December 9, 2015 between Ctrip.com International, Ltd. and Priceline Group Treasury Company B.V. for the issuance and purchase of US$500 million 2.00% convertible note due 2025 (incorporated by reference to Exhibit 1 to Schedule 13D/A (File No. 005-79455) filed by The Priceline Group Inc. (currently known as Booking Holdings Inc.) with the Securities and Exchange Commission on December 14, 2015)
4.20	Convertible Note Purchase Agreement dated December 9, 2015 among Ctrip.com International, Ltd., Gaoling Fund, L.P. and YHG Investment, L.P. for the issuance and purchase of US$500 million 2.00% convertible notes due 2025 (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.21	Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards dated December 9, 2015 between the Registrant and Qunar Cayman Islands Limited (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.22	Restated Exclusive Technical Consulting and Services Agreement dated March 23, 2016 between Beijing Qu Na Information Technology Co., Ltd. and Beijing Qunar Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.23	Loan Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.24	Equity Option Agreement dated March 23, 2016 among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Co., Ltd., Hui Cao, Hui Wang and Beijing Qu Na Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.25	Equity Interest Pledge Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.26	Power of Attorney by Hui Cao and Hui Wang dated March 23, 2016 (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.27	Indenture dated September 12, 2016 constituting US$975 million 1.25% convertible senior notes due 2022 (incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017)
4.28	English summary of €980 Million Term Loan Agreement dated June 8, 2017 among the Registrant (as borrower), Bank of China (as sole mandated lead arranger), Industrial and Commercial Bank of China, Shanghai Branch and Shanghai Pudong Development Bank, Shanghai Branch (as joint lead arrangers), Bank of China, Shanghai Branch (as agent), Bank of China, Shanghai Changning Sub-branch (as guarantee agent), and certain lenders (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 23, 2018)
4.29	Facility Agreement dated July 5, 2019 among the Registrant (as borrower), Bank of Communications Co., Ltd. Hong Kong Branch, The Bank of East Asia, Limited, China Construction Bank (Asia) Corporation Limited, The HongKong and Shanghai Banking Corporation Limited, The Korea Development Bank, Bank of China Limited (as mandated lead arrangers and bookrunners), and other parties thereto (incorporated by reference to Exhibit 4.32 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)

Exhibit Number	Document
4.30	Registration Rights Agreement dated August 30, 2019 between the Registrant and MIH Internet SEA Private Limited (incorporated by reference to Exhibit 99.2 to Schedule 13D (File No. 005-79455) filed by MIH Internet SEA Private Limited and Naspers Limited with the Securities and Exchange Commission on September 5, 2019)
4.31	Cooperation Agreement dated August 30, 2019 among the Registrant, MIH Internet SEA Private Limited and Myriad International Holdings B.V. (incorporated by reference to Exhibit 99.3 to Schedule 13D (File No. 005-79455) filed by MIH Internet SEA Private Limited and Naspers Limited with the Securities and Exchange Commission on September 5, 2019)
4.32	Second Amended and Restated Global Share Incentive Plan (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.33	Facility Agreement dated April 3, 2020 among the Registrant (as borrower), Standard Chartered Bank (Hong Kong) Limited, Industrial and Commercial Bank of China (Macau) Limited, and China Construction Bank (Asia) Corporation Limited (as original mandated lead arrangers, bookrunners, and underwriters), and other parties thereto (incorporated by reference to Exhibit 4.36 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.34*	Indenture dated July 20, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027
4.35*	Supplemental Indenture dated December 15, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027
8.1*	List of Significant Consolidated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant, as amended and restated as of October 31, 2017 (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 23, 2018)
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRIP.COM GROUP LIMITED

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Executive Officer and Director
Date: March 15, 2021

TRIP.COM GROUP LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Trip.com Group Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Trip.com Group Limited and its subsidiaries (the “Company”) as of December 31, 2020 and December 31, 2019, and the related consolidated statements of income and comprehensive income/(loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Changes in Accounting Principles
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020 and the manner in which it accounts for leases in 2019.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Valuation of investments classified under Level 3 in the fair value hierarchy
As described in Note 8 to the consolidated financial statements, as of December 31, 2020 the Company had investments of RMB2,856 million classified under Level 3 in the fair value hierarchy (the “Level 3 Investments”). The fair values of the Level 3 Investments were determined by management based on an income approach utilizing various unobservable inputs which required significant judgment by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation.

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
Valuation of Intangible Assets Acquired in Connection with Business Combinations
As described in Note 2 - Acquisitions to the consolidated financial statements, the Company recorded RMB396 million of intangible assets that were acquired in connection with business combinations during the year ended December 31, 2020. The intangible assets were measured at fair value upon acquisition primarily using valuation techniques under the income approach. The income approach utilized unobservable inputs which required significant judgment by management with respect to the assumptions and estimates for the revenue growth rate and weighted average cost of capital.
The principal considerations for our determination that performing procedures relating to the valuation of intangible assets acquired in connection with business combinations is a critical audit matter are (i) there was significant judgment by management with respect to the assumptions and estimates used in the determination the fair values of these intangible assets, which in turn led to a high degree of auditor judgment, subjectivity, and effort in designing and applying procedures relating to evaluating the reasonableness of management’s estimated and assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to business combinations, including controls over management’s identification of the intangible assets and controls over the development of the significant assumptions and estimates related to the valuation of these intangible assets, including the revenue growth rate and weighted average cost of capital. These procedures also included, among others, reading the share purchase agreements and testing the fair values of the intangible assets acquired in connection with business combinations as determined by management, which included (i) evaluating the appropriateness of the valuation techniques under the income approach, (ii) testing the completeness, accuracy and relevance of the underlying data used in the model, and (iii) evaluating the significant assumptions and estimates used by management, including the revenue growth rate and weighted average cost of capital. Evaluating management’s assumptions and estimates for the revenue growth rate involved considering the past performance of the acquired businesses as well as economic and industry forecasts. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s valuation approach and the reasonableness of management’s assumptions for the weighted average cost of capital.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
March 15, 2021
We have served as the Company’s auditor since 2003.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In millions, except for share and per share data)

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenues:
Accommodation reservation	11,580	13,514	7,132	1,093
Transportation ticketing	12,947	13,952	7,146	1,095
Packaged tours	3,772	4,534	1,241	190
Corporate travel	981	1,255	877	135
Others	1,824	2,461	1,931	296

Total revenues	31,104	35,716	18,327	2,809
Less: Sales tax and surcharges	(139)	(50)	(11)	(2)

Net revenues	30,965	35,666	18,316	2,807
Cost of revenues	(6,324)	(7,372)	(4,031)	(618)

Gross profit	24,641	28,294	14,285	2,189

Operating expenses:
Product development	(9,620)	(10,670)	(7,667)	(1,175)
Sales and marketing	(9,596)	(9,295)	(4,405)	(675)
General and administrative	(2,820)	(3,289)	(3,636)	(557)
Total operating expenses	(22,036)	(23,254)	(15,708)	(2,407)

Income/(loss) from operations	2,605	5,040	(1,423)	(218)
Interest income	1,899	2,094	2,187	335
Interest expense	(1,508)	(1,677)	(1,716)	(263)
Other (expense)/income	(1,075)	3,630	(273)	(42)

Income/(loss) before income tax expense and equity in loss of affiliates	1,921	9,087	(1,225)	(188)
Income tax expense	(793)	(1,742)	(355)	(54)
Equity in loss of affiliates	(32)	(347)	(1,689)	(259)

Net Income/(loss)	1,096	6,998	(3,269)	(501)
Net loss attributable to non-controlling interests	16	57	62	10
Accretion to redemption value of redeemable non-controlling interests	—	(44)	(40)	(6)

Net Income/(loss) attributable to Trip.com Group Limited	1,112	7,011	(3,247)	(497)

Net Income/(loss)	1,096	6,998	(3,269)	(501)
Other comprehensive ( loss )/ income :
Foreign currency translation	(1,072)	(289)	75	11
Unrealized securities holding (losses)/gains, net of tax	(696)	266	(178)	(27)
Total comprehensive (loss)/income	(672)	6,975	(3,372)	(517)
Comprehensive loss attributable to non-controlling interests	16	13	22	4

Comprehensive (loss)/income attributable to Trip.com Group Limited	(656)	6,988	(3,350)	(513)

Earnings/(losses) per ordinary share
— Basic	16.25	98.78	(43.21)	(6.62)
— Diluted	15.67	92.02	(43.21)	(6.62)
Earnings/(losses) per ADS
— Basic	2.03	12.35	(5.40)	(0.83)
— Diluted	1.96	11.50	(5.40)	(0.83)
Weighted average ordinary shares outstanding
— Basic shares	68,403,426	70,983,996	75,111,026	75,111,026
— Diluted shares	70,924,623	80,244,014	75,111,026	75,111,026
Share-based compensation included in Operating expense above is as follows:
Product development	934	919	964	148
Sales and marketing	156	144	159	24
General and administrative	617	651	750	115
The accompanying notes are an integral part of these consolidated financial statements.

F-
6

TRIP.COM GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2020
(In millions, except for share and per share data)

	2019	2020	2020
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	19,923	18,096	2,773
Restricted cash	1,824	1,319	202
Short-term investments	23,058	24,820	3,804
Accounts receivable, net (Allowance for credit losses of RMB186 million and RMB559 million, respectively)	7,661	4,119	631
Due from related parties (Allowance for credit losses of nil and RMB72 million, respectively)	2,779	1,802	276
Prepayments and other current assets (Allowance for credit losses of RMB70 million and RMB168 million, respectively)	12,710	7,855	1,204

Total current assets	67,955	58,011	8,890
Long-term deposits and prepayments	1,000	411	63
Long-term receivables due from related parties	25	25	4
Land use rights	91	88	14
Property, equipment and software	6,135	5,780	886
Investments	51,278	47,943	7,348
Goodwill	58,308	59,353	9,096
Intangible assets	13,173	13,256	2,032
Right-of-use assets	1,207	987	151
Deferred tax assets	976	1,395	214
Other long-term ass ets	21	—	—

Total assets	200,169	187,249	28,698

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	30,516	33,665	5,159
Accounts payable	12,294	4,506	691
Due to related parties	400	241	37
Salary and welfare payable	4,829	3,534	542
Taxes payable	1,449	1,217	186
Advances from customers	11,675	7,605	1,166
Accrued liability for rewards program	478	478	73
Other payables and accruals	7,541	7,123	1,091

Total current liabilities	69,182	58,369	8,945
Deferred tax liabilities	3,592	3,574	548
Long-term debt	19,537	22,718	3,482
Long-term lease liability	749	618	95
Other long-term liabilities	264	403	62

Total liabilities	93,324	85,682	13,132

Commitments and contingencies (Note 20)
MEZZANINE EQUITY
Redeemable non-controlling interests	1,142	—	—

SHAREHOLDERS’ EQUITY
Share capital (US$0.01 par value; 175,000,000 shares authorized)	6	6	1
Additional paid-in capital	83,614	83,960	12,867
Statutory reserves	635	637	98
Accumulated other comprehensive loss	(1,505)	(1,608)	(247)
Retained earnings	22,803	19,470	2,984
Less: Treasury stock	(2,111)	(2,111)	(323)

Total Trip.com Group Limited shareholders’ equity	103,442	100,354	15,380
Non-controlling interests	2,261	1,213	186

Total shareholders’ equity	105,703	101,567	15,566

Total liabilities, mezzanine equity and shareholders’ equity	200,169	187,249	28,698

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In millions, except for share and per share data)

	Ordinary shares (US$0.01 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2017	67,600,654	5	71,341	384	6,379	8,838	(2,929,137)	(2,111)	84,836	1,779	86,615
Cumulative effect of adoption of new accounting standard	—	—	—	—	(6,093)	6,093	—	—	—	—	—
Issuance of ordinary shares for the exercise of stock options	1,522,154	—	653	—	—	—	—	—	653	—	653
Share-based compensation	—	—	1,707	—	—	—	—	—	1,707	—	1,707
Appropriations to statutory reserves	—	—	—	100	—	(100)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(1,072)	—	—	—	(1,072)	—	(1,072)
Unrealized securities holding losses	—	—	—	—	(696)	—	—	—	(696)	—	(696)
Early Termination of Convertible Notes	16	—	—	—	—	—	16	—	—	—	—
Net income / (loss)	—	—	—	—	—	1,112	—	—	1,112	(16)	1,096
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	394	394
Disposal of shares in subsidiaries	—	—	4	—	—	—	—	—	4	(34)	(30)
Acquisition of additional shares in subsidiaries	—	—	(224)	—	—	—	—	—	(224)	(378)	(602)
Non-controlling in terest in subsidiary disposed of in Business Combination	—	—	395	—	—	—	—	—	395	4	399
Business combination	—	—	—	—	—	—	—	—	—	269	269
Balance as of December 31, 2018	69,122,824	5	73,876	484	(1,482)	15,943	(2,929,121)	(2,111)	86,715	2,018	88,733

The accompanying notes are an integral part of these consolidated financial statements.
F-
8

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In millions, except for share and per share data)

	Ordinary shares (US$0.01 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Issuance of ordinary shares for the exercise of stock options	854,749	—	467	—	—	—	—	—	467	—	467
Share-based compensation	—	—	1,680	—	—	—	—	—	1,680	34	1,714
Appropriations to statutory reserves	—	—	—	151	—	(151)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(289)	—	—	—	(289)	—	(289)
Unrealized securities holding gains	—	—	—	—	266	—	—	—	266	—	266
Accretion of redeemable non-controlli n g interests	—	—	—	—	—	(44)	—	—	(44)	—	(44)
Net income / (loss)	—	—	—	—	—	7,055	—	—	7,055	(57)	6,998
Deconsolidation of shares in subsidiaries	—	—	—	—	—	—	—	—	—	(45)	(45)
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	19	19
Disposal of shares in subsidiaries	—	—	2	—	—	—	—	—	2	—	2
Equity transaction in which a non-controlling interest in a subsidiary is exchanged for a non-controlling interest in another subsidiary	—	—	(25)	—	—	—	—	—	(25)	25	—
Business combination	—	—	—	—	—	—	—	—	—	267	267
Share issuance for the investments	4,108,831	1	7,614	—	—	—	—	—	7,615	—	7,615
Balance as of December 31, 2019	74,086,404	6	83,614	635	(1,505)	22,803	(2,929,121)	(2,111)	103,442	2,261	105,703

The accompanying notes are an integral part of these consolidated financial statements.
F-
9

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In millions, except for share and per share data)

	Ordinary shares (US$0.01 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Cumulative effect of adoption of new accounting standard (Note 2)	—	—	—	—	—	(83)	—	—	(83)	—	(83)
Issuance of ordinary shares for the exercise of stock options	866,988	—	159	—	—	—	—	—	159	—	159
Share-based compensation	—	—	1,873	—	—	—	—	—	1,873	—	1,873
Appropriations to statutory reserves	—	—	—	3	—	(3)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	75	—	—	—	75	—	75
Unrealized securities holding gains	—	—	—	—	(178)	—	—	—	(178)	—	(178)
Accretion of redeemable non-controlling interests	—	—	—	—	—	(40)	—	—	(40)	—	(40)
Net income / (loss)	—	—	—	—	—	(3,207)	—	—	(3,207)	(62)	(3,269)
Deconsolidation of shares in subsidiaries	—	—	—	—	—	—	—	—	—	176	176
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	5	5
Disposal of shares in subsidiaries	—	—	—	(1)	—	—	—	—	(1)	(233)	(234)
Equity transaction in which a non-controlling interest in a subsidiary is exchanged for a non-controlling interest in another subsidiary	—	—	9	—	—	—	—	—	9	(9)	—
Acquisition of additional shares in subsidiaries	—	—	(1,695)	—	—	—	—	—	(1,695)	(925)	(2,620)
Balance as of December 31, 2020	74,953,392	6	83,960	637	(1,608)	19,470	(2,929,121)	(2,111)	100,354	1,213	101,567

The accompanying notes are an integral part of these consolidated financial statements.
F-
10

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In millions)

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	1,096	6,998	(3,269)	(501)
Adjustments to reconcile net income/(loss) to cash provided by operating activities:
Share-based compensation	1,707	1,714	1,873	287
Equity in loss of affiliates	32	347	1,689	259
Loss from disposal of property, equipment and software	41	28	100	15
Gain on deconsolidation of subsidiaries	—	(161)	(1,091)	(167)
(Gain)/loss from disposal of long-term investment	(1,181)	(318)	602	92
Loss/(gain) from disposal of a subsidiary	2	11	(36)	(6)
Impairments of long-term investments	—	205	905	139
Provision/(settlement) of provision and contingent liability balances related to an equity method investment	61	(603)	—	—
Changes in fair value for equity securities investment and exchangeable senior notes	3,064	(2,334)	612	94
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition	(249)	(196)	—	—
Gain from foreign currency forwards	—	(105)	(47)	(7)
Allowance for credit losses	69	191	700	107
Depreciation of property, equipment and software	546	656	790	121
Amortization of intangible assets and land use rights	436	440	427	65
Amortization of right of use assets	—	354	349	53
Deferred income tax benefits	(632)	(176)	(493)	(75)
Changes in current assets and liabilities, net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions, net of deconsolidations:
(Increase)/decrease in accounts receivable	(704)	(2,041)	3,189	489
(Increase)/decrease in due from related parties	(1,280)	(1,054)	821	126
(Increase)/decrease in prepayments and other current assets	(2,039)	(2,245)	3,838	588
(Increase)/decrease in long-term receivables	(41)	146	60	9
Increase/(decrease) in accounts payable	3,687	540	(7,762)	(1,190)
Increase/(decrease) in due to related parties	73	62	(159)	(24)
Increase/(decrease) in salary and welfare pa y able	220	1,143	(1,318)	(202)
Increase/(decrease) in taxes payable	42	407	(242)	(37)
Increase/(decrease) in advances from customers	1,333	2,211	(4,073)	(624)
Decrease in accrued liability for rewards program	(82)	(50)	—	—
Increase/(decrease) in other payables and accruals	914	1,163	(1,288)	(199)

Net cash provided by/(used in) operating activities	7,115	7,333	(3,823)	(588)

Cash flows from investing activities:
Purchase of property, equipment and software	(673)	(823)	(532)	(81)
Cash paid for long-term investments	(4,387)	(15,834)	(9,770)	(1,497)
Cash received from/(paid for) business combinations, net of cash acquired	1	(212)	(958)	(147)
Purchase of intangible assets	(35)	(11)	—	—
(Increase)/decrease in short-term investments	(8,811)	15,011	6,909	1,059
Cash received from loans to the users	1,022	2,553	3,992	612
Cash paid for loans to the users	(998)	(2,748)	(3,944)	(604)
Net change in loans to the users with terms of less than three months	(918)	(1,084)	91	14
Cash received from disposal of long-term investments	723	719	708	109
Cash disposed from deconsolidation of subsidiaries	—	(3)	(313)	(48)
Cash (disposed)/received from disposal of subsidiaries	(2)	19	(4)	(1)

Net cash used in investing activities	(14,078)	(2,413)	(3,821)	(584)

F-
11

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In millions)

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from/(repayment of) short-term bank loans, net	11,768	(3,079)	4,020	616
Proceeds from long-term bank loans	2,973	5,146	14,189	2,175
Repayment of long-term loans, including current portion	—	(3,147)	(3,589)	(550)
Proceeds from exercise of share options	677	467	159	24
Cash paid for acquisition of additional equity stake in subsidiaries	(1,196)	(220)	(2,089)	(320)
Cash paid for settlement of convertible notes	(3,297)	(10,048)	(9,522)	(1,459)
Proceeds from securitization debt	608	1,074	147	22
Cash paid for settlement of securitization debt	—	(608)	(690)	(106)
Cash received from non-controlling shareholders	393	1,159	5	1
Proceeds from issuance of exchangeable senior notes	—	—	3,395	520

Net cash provided by/(used in) financing activities	11,926	(9,256)	6,025	923

Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	819	309	(713)	(109)
Net increase/(decrease) in cash and cash equivalents, restricted cash	5,782	(4,027)	(2,332)	(358)
Cash and cash equivalents, restricted cash, beginning of year	19,992	25,774	21,747	3,333

Cash and cash equivalents, restricted cash, end of year*	25,774	21,747	19,415	2,975

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	1,315	1,496	1,239	190
Cash paid for interest, net of amounts capitalized	1,444	1,637	1,642	252
Supplemental schedule of non-cash investing and financing activities
Non-cash consideration paid for business acquisitions, investments and non-controlling interest	(942)	(400)	(50)	(8)
Share issuance as the consideration for equity investment	—	(7,615)	—	—
Accruals related to purchase of property, equipment and software	(22)	(144)	(126)	(19)
Unpaid cash consideration for business acquisitions and acquisition of additional shares of subsidiary	(188)	—	(43)	(7)

*	As of December 31, 2018, cash and cash equivalents and restricted cash are RMB21.5 billion and RMB4.2 billion respectively.

The accompanying notes are an integral part of these consolidated financial statements.

F-
12

TRIP.COM GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in RENMINBI (“RMB”) unless otherwise stated)

1.	ORGANIZATION AND NATURE OF OPERATIONS
The accompanying consolidated financial statements include the financial statements of Trip.com Group Limited (the “Company”, formerly known as Ctrip.com International, Ltd.), its subsidiaries, variable interest entities (the “VIEs”) and VIEs’ subsidiaries. In these consolidated financial statements, where appropriate, the term “Company” also refers to its subsidiaries, VIEs and VIEs’ subsidiaries as a whole.
The Company is principally engaged in the provision of travel related services including accommodation reservation, transportation ticketing, packaged tours, corporate travel management services, as well as, to a much lesser extent, Internet-related advertising and other related services.

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

F-1
3

The Company is considered the primary beneficiary of a VIE or VIEs’ subsidiary and consolidated the VIE or VIEs’ subsidiary if the Company had variable interests, that will absorb the entity’s expected losses, receive the entity’s expected residual returns, or both.
Major variable interest entities and their subsidiaries
The Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs’ subsidiaries as stated in above. These VIEs and VIEs’ subsidiaries are used solely to facilitate the Company’s participation in Internet content provision, advertising business, travel agency and air-ticketing
services in the People’s Republic of China (“PRC”) where foreign ownership is restricted. From 2015, the Company restructured its business lines to change some of its VIEs to its wholly owned subsidiaries, which carry out the businesses that are not foreign ownerships restricted.
Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a telecommunications operation
license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB900,000,000 as of December 31, 2020.
Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a travel agency operation
license and mainly provides domestic
,

inbound and outbound
tour services and
air-ticketing
services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of December 31, 2020.
Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds a domestic travel agency license and is engaged in the provision of air-ticketing
service. Two senior officers of the Company hold 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB500,000,000 as of December 31, 2020.
Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various licenses for
domestic and cross-border business of Qunar. Two senior officers of the Company hold 100% of the equity interest in Qunar Beijing. The registered capital of Qunar Beijing was RMB11,000,000 as of December 31, 2020.
The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.
As of December 31, 2020, the Company has various agreements with its consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.
Details of certain key agreements with the VIEs are as follows:
Powers of Attorney:
Each of the shareholders of the Company’s consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, signed an irrevocable power of attorney to appoint Ctrip Travel Network or Ctrip Travel Information, as attorney-in-fact
to vote, by itself or any other person to be designated at its discretion, on all matters of the applicable consolidated affiliated Chinese entities. Each such power of attorney will remain effective as long as the applicable consolidated affiliated Chinese entity exists, and such shareholders of the applicable consolidated affiliated Chinese entities are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from us.
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
F-1
4

Technical Consulting and Services Agreements:
Ctrip Travel Information and Ctrip Travel Network, each a wholly owned PRC subsidiary of the Company, provide the Company’s consolidated affiliated Chinese entities, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. The Company also maintain its network platforms. In consideration for the Company’s services, the Company’s consolidated affiliated Chinese entities agree to pay the Company service fees as calculated in such manner as determined by the Company from time to time based on the nature of service, which may be adjusted periodically. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed the employees of the Company’s subsidiaries to vote on their behalf on all matters they are entitled to vote on, the Company has the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of the Company’s consolidated affiliated Chinese entities in the form of service fees. Ctrip Travel Information or Ctrip Travel Network, as appropriate, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in
10-year
terms unless the Company disapprove the extension. The Company retains the exclusive right to terminate the agreements at any time by delivering a
30-day
advance written notice to the applicable consolidated affiliate Chinese entity.
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
Share Pledge Agreements:
The shareholders of the Company’s consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, have pledged their respective equity interests in the applicable consolidated affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such consolidated affiliated Chinese entities of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. In the event any of such consolidated affiliated Chinese entity breaches any of its obligations or any shareholder of such consolidated affiliated Chinese entities breaches his or her obligations, as the case may be, under these agreements, the Company is entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests after the pledge is registered with the relevant local branch of SAMR, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the PRC citizen(s) designated by us. These share pledge agreements are effective until two years after the pledgor and the applicable consolidated affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.
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
Loan Agreements:
Under the loan agreements the Company entered into with the shareholders of the Company’s consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, the Company extended long-term business loans to these shareholders of the Company’s consolidated affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of such consolidated affiliated Chinese entities. These business loan amounts were injected into the applicable consolidated affiliated Chinese entities as capital and cannot be accessed for any personal uses. The loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the travel agency, or value-added telecommunications business in China, as applicable, the Company will exercise its exclusive option to purchase all of the outstanding equity interests of the Company’s consolidated affiliated Chinese entities, as described in the following paragraph, and the loan agreements will be canceled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.
F-1
5

As of the date of this annual report, pursuant to the loan agreement among Qunar Software, Hui Cao and Hui Wang, the loans extended by Qunar Software to each of Hui Cao and Hui Wang are only repayable by a transfer of such borrower’s equity interest in Qunar Beijing to Qunar Software or its designated party, in proportion to the amount of the loan to be repaid. This loan agreement will continue in effect indefinitely until such time when
(i) the borrowers receive a repayment notice from Qunar Software and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless Qunar Software sends a notice indicating otherwise within 15 calendar days after it is aware of such event. The terms of this loan agreement are
 otherwise substantially similar to the terms described in the foregoing paragraphs.
Exclusive Option Agreements:
As consideration for the Company’s entering into the loan agreements described above, each of the shareholders of the Company’s consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at the Company’s discretion to purchase, all of its equity interests in the applicable consolidated affiliated Chinese entities at any time the Company desires, subject to compliance with the applicable PRC laws and regulations. The Company may exercise the option by issuing a written notice to the shareholder of relevant consolidated affiliated Chinese entity. The purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if the Company exercises these options, the Company may choose to cancel the outstanding loans the Company extended to the shareholders of such consolidated affiliated Chinese entities pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in
10-year
terms unless the Company disapproves the extension. The Company retains the exclusive right to terminate the agreements at any time by delivering a written notice to the shareholder of applicable consolidated affiliate Chinese entity.
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
The Company’s consolidated affiliated Chinese entities and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of the Company’s consolidated affiliated Chinese entities without the Company’s prior written consent. They also agree to accept the Company’s guidance with respect to day-to-day
operations, financial management systems and the appointment and dismissal of key employees.
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
There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect from January 1, 2020. The new Foreign Investment Law of the PRC repealed simultaneously the Wholly Foreign-owned Enterprise Law of the PRC, Sino-foreign Equity Joint Venture Law of the PRC and Sino-foreign Cooperative Joint Ventures Law of the PRC. Therefore, the general regulations for companies’ set up and operation in the PRC including the foreign-invested companies shall comply with the Company Law of the PRC unless provided in the PRC Foreign Investment Laws. In December 2019, the Implementing Regulation of the Foreign Investment Law has been promulgated by the State Council which has come into force as of January 1, 2020. The Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that the VIE entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to the Company’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Company’s business, financial condition and results of operations.

F-1
6

Summary financial information of the Company’s VIEs in the consolidated financial statements
Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB2.0 billion as of December 31, 2020. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.
Summary financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows (RMB in millions):

	As of December 31,
	2019	2020
Total assets	33,394	32,084
Less: Inter-company receivables	(8,235)	(8,690)
Total assets excluding inter-company receivables	25,159	23,394
Total liabilities	29,594	28,560
Less: Inter-company payables	(18,689)	(18,555)
Total liabilities excluding inter-company payables	10,905	10,005
As of December 31, 2019 and 2020, the VIEs’
a
ssets mainly consisted of cash and cash
equivalents
(December 31, 2019: RMB6.9 billion, December 31, 2020: RMB7.0 billion), short-term investments
(December 31, 2019: RMB4.0 billion, December 31, 2020: RMB2.5 billion), accounts receivable (December 31, 2019: RMB4.3 billion, December 31, 2020: RMB2.7 billion), prepayments and other current assets (December 31, 2019: RMB5.1 billion, December 31, 2020: RMB3.5 billion) and investments
(non-current)
(December 31, 2019: RMB3.7 billion, December 31, 2020: RMB5.9 billion). The inter-company receivables of RMB8.2 billion and RMB8.7 billion as of December 31, 2019 and 2020 mainly represented the receivables by VIEs from the Company’s wholly-owned subsidiaries for treasury cash management purpose.
As of December 31, 2019 and 2020, the VIEs’ liabilities mainly consisted of accounts payable (December 31, 2019: RMB3.7 billion, December 31, 2020: RMB1.8 billion), other payables and accruals (December 31, 2019: RMB1.7 billion, December 31, 2020: RMB1.9 billion), advances
from customers (December 31, 2019: RMB3.2 billion, December 31, 2020: RMB1.7 billion) and short-term debt (December 31, 2019: RMB365 million, December 31, 2020: RMB3.7 billion). The inter-company payables of RMB
18.7
 billion and RMB1
8
.
6
 billion as of December 31, 2019 and 2020 mainly represented payables by VIEs to the Company’s wholly-owned subsidiaries for treasury cash management purpose and the service fees payable to the WFOEs (Ctrip Travel Information, Ctrip Travel Network, and Qunar Software each a wholly owned PRC subsidiary of the Company’s, “WFOEs”) under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries’ perspectives and have been settled after each year end, respectively.
The following table set forth the summary of results of operations of the VIEs and their subsidiaries of the Company (RMB in millions):

	For the year ended December 31,
	2018	2019	2020
Net revenues	8,357	9,572	6,513
Cost of revenues	2,983	3,627	2,471
Net income/(loss)	170	89	(254)
As aforementioned, the VIEs mainly conduct transportation ticketing, advertising and financial service businesses. Net revenues from VIEs accounted for around 36%
of the Company’s net revenues for the year ended December 31, 2020.
The VIEs’ net income before the deduction of the inter-company service fee charges were
 RMB1.5 billion, RMB1.7 billion and RMB1.5 billion for the years ended December 31, 2018, 2019 and 2020, respectively.

F-1
7

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

The amount of service fees paid by all the VIEs as a percentage of the VIEs’ total net income were 89%, 95% and 117% for the years ended December 31, 2018, 2019 and 2020, respectively.
The following tables set forth the summary of cash flow activities of the VIEs and their subsidiaries of the Company (RMB in millions):

	For the year ended December 31,
	2018	2019	2020
Net cash provided by/ (used in) operating activities	591	(517)	(597)
Net cash used in investing activities	—	—	—
Net cash provided by financing activities	—	—	—
Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.
Foreign currencies
The Company’s reporting currency is RMB. The Company’s functional currency is US$. The Company’s operations are conducted through the subsidiaries and VIEs where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into RMB.
Transactions denominated in currencies other than functional currencies are remeasured at the exchange rates quoted by the People’s Bank of China (the “PBOC”) and the Hong Kong Association of Banks (the “HKAB”), prevailing or averaged at the dates of the transaction for PRC and Hong Kong subsidiaries respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income/(loss) and comprehensive income/(loss). Monetary assets and liabilities denominated in foreign currencies are remeasured using the applicable exchange rates quoted by the PBOC and HKAB at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of income/(loss).
Assets and liabilities of the group companies are translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting periods. The exchange differences for the translation of group companies with non-RMB
functional currency into the RMB are included in foreign currency translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements. The foreign currency translation adjustments are not subject to tax.
Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.525 on December 31, 2020, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.
Cash and cash equivalents
Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less.

F-1
8

Restricted cash
Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially cash balance on deposit required by its business partners and commercial banks.
Short-term investments
Short-term investments represent i)
held-to-maturity
investments which are due in one year and stated at amortized cost; ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year, and iii) foreign currency forward contracts which are short-term. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of income/(loss) and comprehensive income/(loss).
Derivative Instruments
Derivative instruments are carried at fair value. The fair values of the derivative financial instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the
r
eporting dat
e
.
As of December 31, 2019, the Company’s derivative instruments primarily consisted of foreign currency forward contracts which are used to economically hedge certain foreign denominated liabilities and reduce, to the extent practicable, the potential exposure to the changes that exchange rates might have on the Company’s earnings, cash flows and financial position. As the derivative instruments do not qualify for hedge accounting treatment, changes in the fair value are reflected in Other income/(expense) of the consolidated statements of income/(loss) and comprehensive income/(loss).
In 2020, the Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. As the abovementioned interest rate derivatives are designated as cash flow hedges and the hedge is highly effective, all changes in the fair value of the derivative hedging instruments, amounted to RMB
11
million, are recorded in other comprehensive income/(loss)(“OCI”) as unrealized securities holding losse
s.
As of December 31, 2019 and 2020, and for the years ended December 31, 2018, 2019 and 2020, the balance of the derivative instruments and the total amount of fair value changes are not material.
Installment credit and nonrecourse securitization debt
The Company provides installment credit solutions to users with the terms generally below one year. Such amounts are recorded at the outstanding principal amount less allowance for credit losses, and include accrued interest receivable and presented in receivable related to financial services in Note 3.
Since 2018, the Company entered into asset backed securitization arrangements with third-party financial institutions and set up a securitization vehicle as servicer to issue the revolving debt securities to third party investors, which are collateralized by the transferred assets. The Company consolidated the servicer of the securitized debt since economic interests are retained in the form of subordinated interests and it acts as the servicer of securitization vehicle. The proceeds from the issuance of debt securities are reported as securitization debt. The securities are repaid as collections on the underlying collateralized assets occur and the amounts are included in “short-term debt and current portion of long-term debt” (Note 12) or “long-term debt” (Note 17) according to the contractual maturities of the debt securities.
As of December 31, 2019 and 2020, the collateralized receivable related to financial services were RMB1.2 billion and RMB0.7 billion,
respectively, and the
non-collateralized
receivable related to financial services were RMB1.6 billion and RMB1.9 billion, respectively.
As of December 31, 2019 and 2020, the balance of allowance for expected credit losses for the receivable related to financial services amounted to RMB69 million and RMB112 million, respectively.
The Company recognized the interest income from the receivable related to financial services in Revenue – Others. The interest expenses in relation to the nonrecourse securitization debt were recognized in the cost of revenue. For the years ended December 31, 2018, 2019 and 2020, the interest incomes and the interest expenses were not material.
The gross amount of the credits provided to users is presented in the investing section of the cash flow statement unless the term of the receivables is three month or less, in which case it is presented on a net basis by deducting the repayment from the users.
Land use rights
Land use rights represent the prepayments for usage of the parcels of land where the office buildings are located, are recorded at cost, and are amortized over their respective lease periods (usually over 40 to 50 years).

F-1
9

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
On January 1, 2018, the Company adopted financial instruments accounting standard ASU
No. 2016-01,
which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. The standard also required the Company to reclassify the accumulated unrealized gain or loss of the equity investments measured at fair value that were previously recognized in other comprehensive income to retained earnings on the date of the adoption. Upon the adoption, the Company reclassified approximately RMB6.1 billion of accumulated other comprehensive income, reflective of the net unrealized gain for the equity securities with readily determinable fair values that existed as of January 1, 2018, into retained earnings.
Debt securities that the company has positive intent and ability to hold to maturity are classified as held to maturity debt securities and are stated at amortized cost.
The Company has classified its investments in debt securities, other than the held to maturity debt securities, as available-for-sale
securities.
Available-for-sale
debt securities are reported at estimated fair value (Note 7) with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale
security exceeds its fair value and if the Company has the intention to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of operations. If the Company does not have the intention to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis and the Company determines that the decline in fair value below the amortized cost basis of an available-for-sale
security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses along with the operating expense in the consolidated statements of operations. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds the Company’s best estimate of the present value of cash flows expected to be collected.
The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

F-
20

Fair value measurement of financial instruments
Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, derivative instruments, accounts receivable, due from related parties, available-for-sale
debt investments, equity securities, accounts payable, due to related parties, advances from end users, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2019 and 2020, except for derivative instruments, long-term debt, equity securities and available-for-sale
debt investments, carrying values of these financial instruments approximated their fair values because of their generally short maturities. The Company reports derivative instruments, equity securities and available-for-sale
debt investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. The Company disclosed the fair value of its long-term debts based on Level 2 inputs in Note 17.
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
Business combination
U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the acquisition method. The Company applies ASC 805, “Business combinations”, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in the consolidated statements of income/(loss) and comprehensive income/(loss).
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determ
i
ned.
Acquisitions
During the periods presented, the Company completed several transactions to acquire controlling shares to enrich its products and to expand business. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with purchasing similar assets and liabilities in similar industries. Major assumptions used in determining the fair value of these acquired assets include revenue growth rate and weighted average cost of capital. The amount excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill. The major acquisitions during the periods presented are as follows:

F-
21

In April 2020, the Company consummated the acquisition of 100% equity interest of an online travel agency with the total cash consideration of EUR100 million (RMB772 million). The net liability assumed based on their fair values was RMB304 million, including cash acquired with amount of RMB41 million. The newly identifiable intangible assets were RMB72 million which primarily consist of tradename and supplier relationship. The tradename is assessed to be indefinite-lived intangible assets. The fair values of the supplier relationship with amount of RMB28 million is amortized over 10 years on a straight-line basis. The deferred tax liability of RMB16 million as recognized in associated with the identifiable intangible assets. The goodwill recognized for the acquisition was RMB1.0 billion which primarily made up of the expected synergies from combining operations of the acquiree and the acquirer, which do not qualify for separate recognition.
In
September 2020
, the Company consummated the acquisition of
100
% equity interest of an online payment agency with the total cash consideration of RMB
423
 million. The net assets acquired based on their fair values was RMB
61
 million, including cash acquired with amount of RMB
113
 million. The newly identifiable intangible asset was RMB
324
 million which primarily consist of a payment business license which is amortized over fifteen years on a straight-line basis. The deferred tax liability of RMB
81
 million as recognized in associated with the identifiable intangible assets. The goodwill recognized for the acquisition was RMB million which is primarily attributable to the expected synergies from the online payment processing services that will complement the Company’s existing services offered through its online platforms.
In November 2019, the Company obtained control of an online travel agency company in which the Company previously had held 51% equity interest with substantive participating rights being held by the non-controlling
shareholder. The Company obtained control of the acquiree when the non-controlling
shareholder agreed to remove these substantive participating rights. The deemed consideration was the previous held 51% equity interest with the fair value of RMB259 million. The net assets assumed based on their fair values was RMB115 million, including cash acquired with amount of RMB11 million. The fair value of non-controlling
interest was measured as RMB249 million, taking into account a non-controlling
discount. The goodwill recognized for the acquisition was RMB393 million which is primarily reflects the expected synergies. The Company also recognized a gain from the re-measurement
of its previously held equity interest to the fair value with amount of RMB196 million and reported in other income/(expense) (Note 2).
In May 2018, the Company consummated a step acquisition by acquiring substantially all the remaining equity interest of an offline travel agency company in which the Company previously held approximately 48% equity interest. The total purchase consideration was RMB1.1 billion which included the cash consideration of RMB198 million, the fair value of the previously held equity interest of RMB543 million and equity interest representing a 1.9%
non-controlling
interest of one of the Company’s subsidiaries with the fair value of RMB399 million which is determined on Level 3 measures. The Company recognized a gain from the re-measurement
of its previously held equity interest to the fair value with amount of RMB249 million and reported in other income/(expense) (Note 2). The Company recognized the non-controlling
interest of the equity interest disposed at the book value of the proportionate shares of the net assets of the subsidiary with amount of RMB4 million and the difference between the fair value of the non-controlling
interest with the book value of RMB395 million recorded as additional paid-in
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
Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated income statements for the years ended December 31, 2018, 2019 and 2020, either individually or in aggregate. Other immaterial acquisitions in 2018, 2019 and 2020 with total consideration of
RMB553 million, RMB17 million and nil respectively resulted in goodwill increase of RMB621 million, nil and nil respectively, and intangible assets increase of RMB118 million, nil and nil respectively.
Goodwill and other intangible assets
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs.

F-
22

Goodwill was not amortized but is reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill was evaluated using a two-step
process. In the first step, the fair value of a reporting unit was compared to its carrying value. If the fair value of a reporting unit exceeded the carrying value of the net assets assigned to a reporting unit, goodwill was considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeded the fair value of a reporting unit, the second step of the impairment test was performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill required valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeded its implied fair value, goodwill was deemed impaired and was written down to the extent of the difference. The Company estimated total fair value of the reporting unit using discounted cash flow analysis, and made assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.
Starting in 2020, the Company adopted the FASB issued ASU
2017-04:
Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity
i
s required to disclose the nature of and reason for the change in accounting principle upon transition. It is more likely that, by adopting simplified measurement which eliminates the Step 2 from goodwill impairment test, an entity with the triggering event for goodwill impairment will recognize more goodwill impairment than it would do under the old model.
As of December 31, 2020, there was no event or any circumstance that the Company identified, which indicated that the fair value of the Company’s reporting unit was substantially lower than the respective carrying value. There was no impairment of goodwill during the years ended December 31, 2018, 2019 and 2020. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated.
Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete
agreements, customer list, supplier relationship, technology, business relationship and payment business license as of December 31, 2019 and 2020. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to fifteen years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.
The Company reviews intangible assets with indefinite lives annually for impairment or earlier, if an indication of impairment exists.
No impairment on other intangible assets was recognized for the years ended December 31, 2018, 2019 and
2020, respectively.
Impairment of long-lived assets
Long-lived
assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the Company recognizes impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value.
Accrued liability for rewards program
The Company’s end users participate in a loyalty points program. The points awarded from services can be redeemed for cash or used to purchase gifts on the Company’s website and mobile platforms.
The estimated incremental costs of the loyalty points program are recognized as sales and marketing expense, or as reduction of the revenue, depending on whether it can be redeemed to gifts or redeemed for cash, and accrued for as a current liability. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2019 and 2020, the Company’s accrued liability for its rewards program amounted to RMB478 million and RMB478 million, respectively, based on the estimated liabilities under the rewards program. In 2018, 2019 and 2020, the expenses recognized for the rewards program were immaterial.

F-2
3

Deferred revenue
The Company has a coupon program, through which the Company provides coupons for end users who book selected hotels online through website. The end users who use the coupons receive credits in their virtual cash accounts upon check-out
from the hotels and reviews for hotels submitted. The end users may redeem the amount of credits in their virtual cash account in cash or voucher for their future bookings on the Company’s website and mobile platforms. The Company accounts for the estimated cost of future usage of coupons as reduction of the revenue.
Revenue recognition
On January 1, 2018, the Company adopted revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The standard did not change the presentation of the Company’s revenues, which continues to be substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts for merchant business where the Company undertakes substantive inventory risks by pre-purchasing
inventories. However, the timing of revenue recognition for certain revenue streams is changed under the standard.
Revenue from accommodation reservation services, transportation ticketing services, packaged tours, and corporate travel are substantially recognized at a point of time when the performance obligations that are satisfied. Revenue from other businesses comprise primarily of online advertising services and financial services, which are recognized ratably over the time.
Accommodation reservation services
The Company receives commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancellable
which is the point considered when the Company completes its performance obligation in accommodation reservation services which include reservation and various post-booking services. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled hotel reservations. The amount of accommodation reservation services revenues recognized at gross basis were immaterial during the years ended December 31, 2018, 2019 and 2020, respectively.
Transportation ticketing services
Transportation ticketing services revenues mainly represent revenues from tickets reservations and other related services. The Company receives commissions from travel suppliers for ticketing services through the Company’s transaction and service platform under various services agreements. Commissions from ticketing services rendered are recognized after tickets are issued as this is when the Company’s performance obligation is satisfied. The Company presents revenues from such transactions on a net basis in the statements of income as the Company, generally, does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled ticket reservations is minimal in the past. The amount of transportation ticketing services revenues recognized at gross basis were immaterial during the years ended December 31, 2018, 2019 and 2020, respectively.
As a result of the COVID-19 pandemic, the Company received a significant volume of the requests for ticketing order cancellations and refunds from its users due to the extended travel restrictions. For the orders of which the commissions were previously recognized in 2019, the Company reversed the commission revenue upon the cancellation in 2020. For the year ended December 31, 2020, the amount of the reversal of commission revenue previously recognized in 2019 is not material.
Packaged tours
The Company receives referral fees from travel product providers for packaged-tour products and services through the Company’s transaction and service platform. Referral fees are recognized on the departure date of the tours as this is when the Company’s performance obligation is satisfied. The Company presents revenues from such transactions on a net basis in the statements of income when the Company does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled packaged-tour products reservations. The Company presents majority of its packaged-tour products and services revenues recognized on a net basis during the years ended December 31, 2018, 2019 and 2020, respectively.
Corporate travel
Corporate travel management revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. The Company contracts with corporate clients based on service fee model. Travel reservations are made via on-line
and
off-line
services for air tickets, hotel and package-tour. Revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.

F-2
4

Other businesses
Other businesses comprise primarily of online advertising services and financial services.
The Company receives advertising revenues, which principally represent the sale of banners or sponsorship on the website and mobile from customers. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided. The Company recognizes the revenue from the financial services ratably over the service period.
Allowance for expected credit losses
On January 1, 2020, the Company adopted the accounting standards update on the measurement of credit losses, which requires the Company to estimate lifetime expected credit losses upon recognition of the financial assets. The Company adopted the accounting standards update using a modified retrospective approach. Upon adoption of the new standard on January 1, 2020, the Company recorded a net decrease to its retained earnings of RMB83 million, net of tax.
The Company’s accounts receivable, prepayments and other current assets (including the receivables of financial services), due from related parties, long-term deposits and prepayments and long-term receivables due from related parties are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables and prepayments, which include size, type of the reservation services the Company provides or geographic location of the customer, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances.
Significant judgments and assumptions are required to estimate the allowance for expected credit losses on receivables from and prepayments to customers and such assumptions may change in future periods, particularly the assumptions related to the impact of the COVID-19 pandemic on the business prospects and financial condition of customers and the Company’s ability to collect the receivable or recover the prepayment. For the year ended December 31, 2020, the Company facilitated and processed significant volume of the reservation cancellation requests from the end users due to the COVID-19 pandemic, causing significant increase of the accounts receivables due from the customers (i.e. the travel suppliers) due to the fact that the Company paid the refunds to the end users on behalf of its customers and expected to be reimbursed by its customers. Given the business disruptions and financial challenges faced by the Company’s customers as driven by the COVID-19 pandemic, the Company has further analyzed the credit risks of related customers with the considerations including the recent credit losses, repayment pattern and business conditions. Such analysis was performed at individual customer’s level or a group of customer’s level, depending on the amount and extent of overdue as well as the risk characteristics of the different customers. As a result of such analysis, the company has increased its allowance for expected credit losses on both balances of the receivables from and prepayments to its customers.
The following table summarized the details of the Company’s allowance for expected credit losses (RMB in millions):

	2018	2019	2020
Balance at beginning of year	129	156	256
Cumulative effect of adoption of new accounting standard	—	—	83
Deconsolidation of subsidiaries	—	—	(27)
Allowance for credit losses	69	191	700
Write-offs	(42)	(91)	(213)

Balance at end of year	156	256	799

Cost of revenues
Cost of revenues consists primarily of payroll compensation of customer service center personnel, credit card service fee, payments to travel suppliers, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by the Company’s transaction and service platform which are directly attributable to the rendering of the Company’s travel related services and other businesses.

F-2
5

Product development
Product development expenses include expenses incurred by the Company to develop the Company’s travel supplier networks as well as to maintain, monitor and manage the Company’s transaction and service platform. The Company recognizes website, software and mobile applications development costs in accordance with ASC
350-50
“Website development costs” and ASC
350-40
“Software — internal use software” respectively, which are not material. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content.
Sales and marketing
Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB6.0 billion, RMB5.5 billion and RMB1.9 billion for the years ended December 31, 2018, 2019 and 2020 respectively, are charged to the statements of income as incurred.
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
According to ASC 718, the Company classifies certain options or similar instruments as liabilities if the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets and such cash settlement is probable. The percentage of the fair value that is accrued as compensation cost at the end of each period shall equal the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occur during the requisite service period shall be recognized as compensation cost over that period. Changes in fair value that occur after the end of the requisite service period are compensation cost of the period in which the changes occur. Any difference between the amount for which a liability award is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement.
Share incentive plans
In October, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”). As of December 31, 2019 and 2020, 2,438,190 and 2,133,432 options and 429,354 and 2,899 RSUs were outstanding under the 2007 Incentive Plan.
In June, 2017, the Company adopted a Global Share Incentive Plan (“Global Incentive Plan”). The Company granted 1,690,090 and 1,115,156 new share options and 18,750 and 68,861 new RSUs to employees with 4 year requisite service period for year ended December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, 4,357,922 and 5,064,550 options and 71,742 and 113,915 RSUs were outstanding under the Global Incentive Plan.
In December, 2019, the Company completed a
one-time
modification of
share
options (the “Modification”), pursuant to which eligible employees were able to exchange every four of the share options that were granted under the 2007 Incentive Plan and the Global Incentive Plan, with the exercise price exceeding US$320 per ordinary share, for one new option entitling each eligible grantee to purchase one ordinary share at the exercise price of US$0.01 with the original vesting schedules remaining unchanged. As a result of the Modification, 835,849 options were exchanged for 209,026 new options. The incremental compensation cost of the Modification was immaterial.

F-2
6

The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2017	4,710,758	168.80	4.72	867

Granted	3,286,756	204.65
Exercised	(1,050,382)	92.58
Forfeited	(238,124)	171.61

Outstanding at December 31, 2018	6,709,008	198.19	5.62	366

Granted	1,690,090	158.95
Exercised	(735,416)	91.14
Forfeited	(240,747)	167.40
Modified	(835,849)	338.91
Converted from modificatio n	209,026	0.01

Outstanding at December 31, 2019	6,796,112	177.71	5.63	679

Granted	1,115,156	127.00
Exercised	(436,995)	55.68
Forfeited	(276,291)	96.03

Outstanding at December 31, 2020	7,197,982	180.40	5.16	704

Vested and expect to vest at December 31, 2020	6,877,378	181.26	5.09	667

Exercisable at December 31, 2020	3,190,431	203.71	3.41	250

The Company’s current practice is to issue new shares to satisfy share option exercises
.
The expected-to-vest options are the result of applying the pre-vesting forfeiture rate assumptions of 8% to total unvested options.
The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$269.84 (US$33.73 per ADS) as of December 31, 2020 and the exercise price for in-the-money
options) that would have been received by the option holders if all in-the-money
options had been exercised on December 31, 2020.
The total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 were US$356 million US$162 million and US$159 million, respectively.
The weighted average fair value of options granted during the years ended December 31, 2018, 2019 and 2020 was US$150.38, US$155.76 and US$125.38 per share, respectively.
As of December 31, 2020, there was US$441 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.6 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB677 million, RMB467 million and RMB159 million for the year
s
ended December 31, 2018, 2019 and 2020, respectively. The transfer agent was engaged by the Company to collect the exercise proceeds and remitted on a regular basis and these amounts were included in “prepayments and other current assets”.
The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2018	2019	2020
Risk-free interest rate	2.52%-3.09%	1.40%-2.44%	0.21%-1.32%
Expected life (years)	5	5	4 – 5
Expected dividend yield	0%	0%	0%
Volatility	42%-44%	42%-43%	40%-43%
Fair value of options at grant date per share	from US$88.51 to US$350.71	from US$90.96 to US$259.03	from US$64.97 to US$255.91

F-2
7

The following table summarized the Company’s RSUs activities under all incentive plans (in US$, except shares):

	Number of Shares	Weighted average grant date fair value(US$)
Restricted shares

Unvested at December 31, 2017	1,095,722	281.91

Granted	87,465	331.69
Vested	(471,773)	261.48
Forfeited	(74,208)	294.08

Unvested at December 31, 2018	637,206	302.45

Granted	18,750	298.64
Vested	(119,334)	295.11
Forfeited	(35,526)	309.72

Unvested at December 31, 2019	501,096	303.54

Granted	68,861	227.93
Vested	(429,993)	300.26
Forfeited	(23,150)	307.36

Unvested at December 31, 2020	116,814	270.28

As of December 31, 2020, there was US$21 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 1.7 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.
Leases
The Company applied ASC 842, Leases, on January 1, 2019 on a modified retrospective basis and has elected not to recast comparative periods. The Company determines if an arrangement is a lease at inception. Operating leases are primarily for office and operation space and are included in right-of-use
(“ROU”) assets, other payables and accruals and long-term lease liabilities on its consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease
components and have elected the practical expedient to combine and account for lease and non-lease
components as a single lease component.
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

F-2
8

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
Other income/(expense)
Other income/(expense) consists of financial subsidies and investment income/(loss). Financial subsidies primarily relate to the non-recurring
grants by central and local governments of China. The Company recognizes the income when the grants are received and no further conditions need to be met. Components of other income/(expense) were as follows (RMB in millions):

	2018	2019	2020
Gain on deconsolidation of subsidiaries (Note 18)	—	161	1,091
Subsidy income	469	589	601
(Provision)/settlement of provision and contingent liability balances related to an equity method investment (a)	(61)	603	—
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition (Note 2)	249	196	—
Foreign exchange losses	(17)	(378)	(40)
Gain/(loss) on disposal of long-term investments (Note 7)	1,181	318	(602)
Fair value changes of equity securities investments and Exchangeable Senior Notes	(3,064)	2,334	(612)
Impairments of long-term investment s	—	(205)	(905)
Others	168	12	194

Total	(1,075)	3,630	(273)

(a)
In 2017, based on the impairment assessment by considering the operating results, market condition and business updates, a provision of RMB536 million for the loan and receivable balance due from Skysea
Holding International Ltd (“Skysea”)
was provided and a liability of RMB367 million for the contingent payable was recorded in “Other payables and accruals” which reflected the then best estimates of the liability to be assume
d
 by the Company and offset by the proceeds from the net realisable value of Skysea in the event of winding down of its business. In 2019, Skysea completed its winding down of the business and the Company entered into the final settlement with Skysea. According to the final settlement, the Company collected the amount due from Skysea and settled the provision and contingent liability of RMB603 million (recognized as other income), which includes RMB236 million previously made for loan receivable and RMB367 million previously made for contingent payables.

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
Dividends
Dividends are recognized when declared.
PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As the majority of the Company’s revenues are in RMB, any restrictions on currency exchange may limit the Company’s ability to use revenue generated in RMB to fund the Company’s business activities outside China or to make dividend payments in U.S. dollars. However, the Company believes the restrictions on currency exchange imposed by the PRC foreign exchange regulations and enforced by SAFE do not constitute the “restrictions” under Rule
4-08(e)(3)
under Regulation
S-X,
because such restrictions in substance do not prohibit the Company’s subsidiaries or VIEs from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities should be complied with. As of December 31, 2020, the restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB7.8 billion.

F-2
9

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2018, 2019 and 2020 were RMB15.8 billion, RMB21.9 billion and RMB25.8 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.
Effective January 1, 2008, current EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax.
No dividends have been paid or declared by the Company during the years ended December 31, 2018, 2019 and 2020.
Earnings/(losses) per share
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
Segment reporting
The Company operates and manages its business as a single segment. Resources are allocated and performance is assessed by the CEO, who is determined to be the Chief Operating Decision Maker (CODM). Since the Company operates in one reportable segment, all financial and product information required can be found in the consolidated financial statements.
The Company primarily generates its revenues from the Greater China Area, for geographic information, please refer to Note 21.
Recent Accounting Pronouncements
In December 2019, the FASB issued ASU
2019-12—Income
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

F-
30

In January 2020, the FASB issued Accounting Standards Update
No. 2020-01,
Investments— Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph
815-10-15-141(a)
an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph
815-10-15-141
to determine the accounting for those forward contracts and purchased options. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact.
In March 2020, the FASB issued ASU
2020-04,
“Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU
2020-04
are effective for the Company as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact.
In August 2020, the FASB issued a new accounting update relating to convertible instruments and contracts in an entity’s own equity. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Entities are allowed to apply this update on either a full or modified retrospective basis. The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.
Certain risks and concentratio
n
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2018, 2019 and 2020, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality based on their credit ratings. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.
No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2018, 2019 and 2020. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2019 and 2020.
Impact of COVID-19
As discussed in Note 2, the Company’s businesses, results of operation, financial positions and cash flows are materially and adversely affected by the COVID-19 pandemic, including but not limited to the material adverse impact on the Company’s revenues as result of the travel restrictions as well as significant incremental costs and expenses incurred when facilitating the end users in their cancellations and refund requests. The impacts of COVID-19 may also include slower collection of receivables and additional credit losses and significant downward adjustments or impairment to the Company’s long-term investments and goodwill if the impacts become other than temporary.
Because of the significant uncertainties surrounding the COVID-19 which is still evolving, the extent of the business disruption, including the duration and the related financial impact on subsequent periods cannot be reasonably estimated at this time.

3.	PREPAYMENTS AND OTHER CURRENT ASSETS
Components of prepayments and other current assets as of December 31, 2019 and 2020 were as follows (RMB in millions):

	2019	2020
Prepayments and other deposits	8,395	3,765
Receivable related to financial services (Note 2)	2,777	2,462
Prepaid expenses	406	454
Receivables from financial institutions	200	516
Others	932	658

Total	12,710	7,855

F-
31

4.	LONG-TERM DEPOSITS AND PREPAYMENTS
The Company’s subsidiaries and VIEs are required to pay certain amounts of deposit to airline companies and hotel suppliers. The subsidiaries and VIEs are also required to pay deposit to local travel bureau as pledge for insurance of traveler’s safety.
Components of long-term deposits and prepayments as of December 31, 2019 and 2020 were as follows (RMB in millions):

	2019	2020

Deposits paid to airline suppliers	209	221
Deposits paid to advertising suppliers	88	54
Deposits paid to hotel suppliers	36	13
Prepayments for purchase of long lived assets	517	3
Others	150	120

Total	1,000	411

5.	LAND USE RIGHTS
Land use rights are amortized under straight-line method through the respective period of land rights, which are from
40-50
years. Amortization expense for the years ended December 31, 2018, 2019 and 2020 was approximately RMB3 million, RMB3 million and RMB3 million, respectively. As of December 31, 2019 and 2020, the net book value was RMB91 million and RMB88 million respectively.

6.	PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2019 and 2020 were as follows (RMB in millions):

	2019	2020
Buildings	5,423	5,424
Computer equipment	1,217	1,065
Website-related equipment	1,187	1,402
Furniture and fixtures	383	283
Software	313	665
Leasehold improvements	188	169
Construction in progress	11	1
Less: accumulated depreciation and amortization	(2,587)	(3,229)

Total net book value	6,135	5,780

Depreciation expense for the years ended December 31, 2018, 2019 and 2020 was RMB546 million, RMB656 million and RMB790 million, respectively.

7.	INVESTMENTS
The Company’s long-term investments are consisted of the following (RMB in millions):

	2019	2020
Debt investments	17,604	18,213
Equity investments	33,674	29,730

	51,278	47,943

Debt investments
Held to maturity debt securities
Held to maturity investments were time deposits and financial products in commercial banks with maturities of more than one year with the carrying amount of RMB15.1 billion and RMB15.4 billion as of December 31, 2019 and 2020 respectively. As of December 31, 2019 and 2020, the weighted average maturities periods are 1.5 years and 1.8 years, respectively.

F-
32

Available-for-sale
debt investments
The following table summarizes the Company’s
available-for-sale
debt investments (RMB in millions):

	2019	2020
Cost, after adjusted with other-than-temporary impairment	2,693	3,134
Gross Unrealized Gains, including foreign exchange adjustment	257	173
Gross Unrealized Losses, including foreign exchange adjustment	(402)	(451)

Fair Value	2,548	2,856

For the years ended December 31, 2018, 2019 and 2020, the unrealized securities holding gain/(loss),
 net of tax of RMB(16) million, RMB5 million and RMB
(
21
)
 million, respectively, was reported in other comprehensive
income/(loss).
At December 31, 2020, the Company did not have the intent or a requirement to sell its available-for-sale
debt investments. The Company believes that the decline in fair value of the investment is largely due to changes in market and economic conditions related to the
COVID-19
pandemic. The Company also reviewed other available information and at December 31, 2020, expects recovery of the amortized cost basis of the investment
.
Equity investments
Equity securities with readily determinable fair values
The following table summarizes the Company’s equity securities with readily determinable fair values (RMB in millions):

	2019	2020
Cost, after adjusted with other-than-temporary impairment	4,406	4,765
Gross Unrealized Gains, including foreign exchange adjustment	6,052	6,309
Gross Unrealized Losses, including foreign exchange adjustment	(421)	(839)

Fair Value	10,037	10,235

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement.
Equity securities without readily determinable fair values
Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance
common stock, are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying value of equity securities without readily determinable fair values was RMB596 million and RMB588 million as of December 31, 2019 and 2020 respectively. There is no fair value changes related to these investments for the years ended December 31, 2019 and 2020.
None of the investments individually is considered as material to the Company’s financial position.
For the years ended December 31,
 2018, 2019 and 2020, the Company disposed certain equity securities without readily determinable fair values for total consideration of RMB261 million, RMB0 million and RMB30 million, respectively, which results a gain/(loss) of RMB122 million, RMB(1) million and RMB1 million as reported in other income/(expense), respectively. In 2018, the Company also paid certain equity securities without readily determinable fair values with amount of RMB294 million for business acquisition.
For the years ended December 31,
 2018, 2019 and 2020, the Company made investments in equity investments without readily determinable fair values with amount of RMB92 million, RMB89 million and RMB94 million, respectively.
Equity method investments
In December 2016,
in connection of share exchange transaction with BTG Hotels Company (“BTG”) and Homeinns Hotel Company (“Homeinns”), the Company exchanged its previously held equity interest in Homeinns for 22% equity interest of BTG. The Company applied equity method to account for the investment in BTG on one quarter lag basis. As of December 31, 2019 and 2020, the carrying value of its investment in BTG were RMB2.8 billion and RMB2.7 billion respectively, the change of which primarily relates to the equity income or loss recognized.

F-3
3

Tujia used to be a subsidiary of the Company. In 2015, after a private placement of Tujia, the Company lost the control in Tujia. In 2017, Tujia completed a restructure and its offline business was assumed by a newly established company and the Company converted part of its preferred shares investment in Tujia to common shares of Tujia and the newly established company. The Company applies equity method for its common shares investments on Tujia and the newly established company on one quarter lag basis. The preferred shares investment in Tujia was continued to be accounted for as available-for-sale
debt security. The Company concluded it does not have control over Tujia whilst it has majority ownership of Tujia since the Company does not have control of the board of directors of Tujia, which makes all the significant decisions of Tujia. As of December 31, 2019, the carrying value of the equity method investments was RMB1.0 billion, the change of which primarily relates to the equity loss recognized. In 2020, Tujia Offline consummated an external financing, together with the new investors, the Company obtained certain preferential rights, including the redemption rights and liquidation preference to its investment which is therefore not considered as in substance of common stock. The investment in Tujia Offline was then accounted for as available-for-sale
debt security and initially measured at its fair value of RMB 0.5 billion. The previously held equity method investment of RMB1.0 billion in Tujia Offline was then derecognized with a deemed disposal loss of RMB0.4 billion recognized in other loss. The decrease in the fair value of Tujia was mainly due to the adverse changes in market and economic conditions related to the
COVID-19
pandemic. As of December 31, 2019 and 2020, fair value of the preferred shares were RMB1.5 billion and RMB1.9 billion, respectively.
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
E-dragon
are classified as
available-for-sale
debt security. In March 2018,
E-dragon
consummated a merger with
Tongcheng Network Technology Co.,Ltd (“LY.com”)
with
share swap transaction. The Company received an equity method investment in the enlarged group with previously held equity investment and preferred shares of
E-dragon
be exchanged. The Company recognized the gain of RMB847 million as reported in other income on receipts the shares in the enlarged group in 2018, and recognized the gain of RMB267 million as reported in other income when certain accrued tax related indemnification liability for the other shareholders of LY.com was reversed based on the final settlement in 2019. During the year ended December 31, 2018, the Company acquired additional equity interest with total consideration of RMB1.4 billion. After these transactions, the Company has 27% equity interest in the enlarged group and applied equity method for this investment. As of December 31, 2019 and 2020, the carrying value of its equity investment was RMB5.5 billion and RMB5.5 billion respectively, the change of which primarily relates to the equity income recognized.
The shares of MakeMyTrip Limited (“MakeMyTrip”) are listed in Nasdaq Stock Exchange.
The Company used to hold approximately 10% equity interest in MakeMyTrip and accounted for the investment as equity securities with readily determinable fair values. In August 2019, the Company consummated a share exchange transaction with Naspers Limited (“Naspers”), a shareholder of MakeMyTrip, pursuant to which Naspers exchanged certain ordinary shares and Class B convertible ordinary shares of MakeMyTrip for the Company’s newly issued 4,108,831 ordinary shares. Concurrent with the share exchange, the Company made the investment in a third-party investment entity by contributing certain ordinary shares and Class B shares of MakeMyTrip held by the Company and recorded the investment using equity method. After these transactions, the Company owns ordinary shares and Class B shares of MakeMyTrip, representing approximately 49% of MakeMyTrip’s total voting power with the total consideration of approximately US$1.2 billion (RMB8.7 billion), which included US$1.0 billion (RMB6.9 billion) newly issued ordinary shares of the Company and US$0.2 billion (RMB1.8 billion) of its previously held equity investment. The Company applied equity method to account for the investment in MakeMyTrip on one quarter lag basis. In 2020, as result of adverse impact on the business of MakeMyTrip from the
COVID-19
pandemic which is considered as other-than-temporary, the Company provided impairment on its investment on MakeMyTrip with amount of RMB0.7 billion according to its market price. As of December 31, 2019 and 2020, the carrying value of its investment was RMB8.5 billion and RMB5.7 billion.
As of December 31, 2020, equity method investments that are publicly traded with an aggregate carrying amount of RMB14.1 billion have increased in value and the total market value of these investments amounted to RMB20.2 billion.
The Company made some investments in several third party investment funds and accounted for the investments under equity methods on one quarter lag basis. As of December 31, 2019 and 2020, the carrying value of these investments were RMB2.5 billion and RMB2.5 billion respectively.
As of December 31, 2019 and 2020, the carrying value of the rest equity method investments were RMB2.8 billion and RMB2.4 billion, respectively.
The Company summarizes the condensed financial information of the Company’s equity method investments as a group below in compliance
with Rule
4-08
of Regulation
S-X
(RMB in millions).

	2018	2019	2020
	equity investments	equity investments	MakeMyTrip	other equity investments
Operating data:

Revenue	17,429	28,423	1,883	19,704
Gross profit	11,513	17,608	1,377	8,670
Income/(loss) from operations	294	2,590	(991)	(805)
Net income/(loss)	990	970	(2,864)	(1,631)
Net loss attributable to equity method investments	(81)	(440)	(1,459)	(389)
Add: Equity dilution impact	7	93	92	68
Add: Gain from disposal of equity method investments	42	—	—	—

Equity in loss of affiliates	(32)	(347)	(1,367)	(322)

F-3
4

	2018	2019	2020
	equity investments	equity investments	MakeMyTrip	other equity investments
Balance sheet data:
Current assets	26,612	41,940	1,682	35,004
Long-term assets	37,435	45,968	5,121	37,028
Current liabilities	20,404	31,769	1,100	27,914
Long-term liabilities	12,011	10,677	221	9,054
Non-controlling interests	232	342	24	167
For the years ended December 31, 2018, 2019 and 2020, the total cash paid for equity method investments was RMB1.7 billion, RMB1.4 billion and RMB351 million, respectively
.
Impairments
The Company performs impairment assessment of its investments by considering factors including, but not limited to, current economic and market conditions with the considerations of
COVID-19
impacts, as well as the operating performance of the investees.
For the years ended December 31, 2018, 2019 and 2020, impairment charges in connection with the available-for-sale debt investment of
nil, RMB150 million and nil were recorded. Impairment charges in connection with the equity securities with readily determinable fair value of nil, nil and RMB28  million were recorded. Impairment charges in connection with the equity securities without readily determinable fair value of nil, RMB55 million and RMB37 million were recorded. Impairment charges in connection with the equity method investments of RMB61 million, nil and RMB840 million were recorded. The impairment was recorded in “Other income/(expense)” (Note 2).

8.	FAIR VALUE MEASUREMENT
In accordance with ASC
820-10,
the Company measures financial products, time deposits, derivative instruments, available-for-sale
debt investments and equity securities with readily determinable fair value at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC), Shanghai Stock Exchange (SSE) or Hong Kong Stock Exchange (HKEX). Financial products, time deposits and derivative instruments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale
debt investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.
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
Assets measured at fair value on a recurring basis are summarized below (in millions):

	Fair Value Measurement at December 31, 2019 Using
	Level 1	Level 2	Level 3	Fair Value at December 31, 2019
	RMB	RMB	RMB	RMB	US$
Assets
Financial products	—	25,679	—	25,679	3,689
Time deposits	—	12,319	—	12,319	1,769
Derivative:
Foreign currency forward contracts	—	116	—	116	17
Equity securities	10,037	—	—	10,037	1,442
Available-for-sale debt investments	—	—	2,548	2,548	366

Total Assets	10,037	38,114	2,548	50,699	7,283

Liabilities
Derivative:
Foreign currency forward contracts	—	9	—	9	1

Total Liabilities	—	9	—	9	1

F-3
5

	Fair Value Measurement at December 31, 2020 Using
	Level 1	Level 2	Level 3	Fair Value at December 31, 2020
	RMB	RMB	RMB	RMB	US$

Assets
Financial products	—	22,752	—	22,752	3,487
Time deposits	—	17,373	—	17,373	2,663
Derivative:
Foreign currency forward contracts	—	51	—	51	8
Equity securities	10,235	—	—	10,235	1,569
Available-for-sale debt investments	—	—	2,856	2,856	438

Total Assets	10,235	40,176	2,856	53,267	8,165

Liabilities
Derivative:
Foreign currency forward contracts	—	46	—	46	7
Interest rate swap contract	—	11	—	11	2

Total Liabilities	—	57	—	57	9

The roll forward of major Level 3 investments are as follow
s
 (RMB in millions):

Total
Fair value of Level 3 investments as at December 31, 2018	2,717

Transfer into Level 3	55
New addition	153
Disposal of investments	(93)
Effect of exchange rate change	25
Other-than-temporary impairment	(205)
The change in fair value of the investments	(104)

Fair value of Level 3 investments as at December 31, 2019	2,548

Transfer into Level 3	563
New addition	54
Disposal of investments	(25)
Effect of exchange rate change	(131)
The change in fair value of the investments	(153)

Fair value of Level 3 investments as at December 31, 2020	2,856

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

The significant unobservable inputs adopted in the valuation as of December 31, 2020 are as follows:

Unobservable Input
Revenue growth rate	3% -140%
Weighted average cost of capital	15% -17%
Lack of marketability discount	15% ~20%
Expected volatility	40%~53%
Probability	Liquidation scenario: 30%~70% Redemption scenario: 30% IPO scenario: 30%~40%

F-3
6

9.	GOODWILL
Goodwill, which is not tax deductible, represents the synergy effects of the business combinations. The changes in the carrying amount of goodwill for the years ende
d
 December 31, 2019 and 2020 were as follows (RMB in millions):

	2019	2020

Balance at beginning of year	58,026	58,308
Acquisition	393	1,138
Disposals and immaterial others	(111)	(93)

Balance at end of year	58,308	59,353

Goodwill resulting from the business combinations has been allocated to the single reporting unit of the Company
. For the years ended December 31, 2018, 2019 and 2020, the Company performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Company’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying amount, and therefore the Company’s goodwill was not impaired. As of December 31, 2020, there had not been any accumulated goodwill impairment provided
.

10.	INTANGIBLE ASSETS
Intangible assets were as follows (RMB in millions):

	2019	2020
Intangible assets to be amortized
Business Relationship (Representing the relationship with the travel service providers and other business partners)	1,844	1,872
Technology	633	610
Others	518	799
Intangible assets not subject to amortization
Trade mark	11,613	11,776
Others	159	158

	14,767	15,215

Less: accumulated amortization
Intangible assets to be amortized
Business Relationship	(923)	(1,176)
Technology	(450)	(541)
Others	(221)	(242)

	(1,594)	(1,959)

Net book value
Intangible assets to be amortized
Business Relationship	921	696
Technology	183	69
Others	297	557
Intangible assets not subject to amortization
Trade mark	11,613	11,776
Others	159	158

	13,173	13,256

Indefinite-lived intangible assets are not subject to the limitation on their useful lives. The Company evaluates to determine whether events and circumstances continue to support an indefinite useful life in each reporting period.
Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Company amortizes its finite-lived intangible assets over their estimated economic useful lives using the straight-line method:

Business Relationship	5 -10 years
Technology	5 -10 years
Others	3 -15 years

Amortization expense for the years ended December 31, 2018, 2019 and 2020 was approximately RMB433 million, RMB437 million and RMB424 million respectively.
F-3
7

The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows (RMB in millions):

Amortization
2021	278
2022	240
2023	186
2024	181
2025	155

1,040

11.	LEASES
The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining lease terms of one to eight years.
Operating lease costs were RMB405 million and RMB416 million for the years ended December 31, 2019 and 2020, respectively.
Supplemental cash flow information related to leases were as follows (RMB in millions):

	2019	2020

Cash paid for amounts included in the measurement of lease liabilities	403	415
Right-of-use assets obtained in exchange for operating lease liabilities	497	589
As of December 31, 2019 and 2020, supplemental consolidated balance sheet information related to leases were as follows (RMB in millions):

	2019	2020
Right-of-use assets	1,207	987
Current lease liabilities included within Other payables and accruals	438	409
Long-term lease liabilities	749	618

Total lease liabilities	1,187	1,027

Weighted average remaining lease term	4 years	3 years
Weighted average discount rate	4.2%	4.3%
Maturities of lease liabilities are as follows (RMB in millions):

As of December 31,2020
2021	463
2022	347
2023	197
2024	58
2025	17
Thereafter	38

Total operating lease payments	1,120
Less: imputed interest	(93)

Total	1,027

As of December 31, 2019 and 2020, the operating lease arrangements of the Company, primarily for offices premises, that have not yet commenced is immaterial. For the years ended December 31, 2019 and 2020, the variable lease costs, short-term lease costs and sub-lease income are immaterial.
For the
year
ended December 31, 2018, the Company recognized lease expense of RMB502 million under ASC 840.

12.	SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

	2019	2020
	RMB (in millions)
Short-term bank borrowings and current portion of long-term loan	21,118	26,756
Securitization debt	—	384
2020 Notes (Note 17)	4,873	—
2025 Notes (Note 17)	2,785	—
2020 Booking Notes (Note 17)	1,740	—
2025 Booking and Hillhouse Notes (Note 17)	—	6,525

Total	30,516	33,665

F-3
8

As of December 31, 2020, the Company obtained short-term bank borrowings of RMB26.8 billion (US$4.1 billion) in aggregate, of which RMB7.0 billion (US$1.1 billion) were collateralized by short-term and long
-
term
investments
of RMB7.0 billion (US$1.1 billion
).
 The weighted average interest rate for the outstanding borrowings was approximately 2.89%.
The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2019 and 2020.
As of December 31, 2020, securitization debt represents the revolving debt securities which are collateralized by the receivable related to financial services. The revolving debt securities have the term of less than one year
with the annual interest rate from 3.85% to 6.90%.
As of December 31, 2020, RMB6.5
billion of 2025 Booking and Hillhouse Notes are reclassified as short-term debt because the 2025 Booking and Hillhouse Notes holders had a non-contingent
option to require the Company to repurchase for cash all or any portion of their 2025 Booking and Hillhouse Notes on December 11, 2021.

13.	RELATED PARTY TRANSACTIONS AND BALANCE S
Significant related party transactions were as follows (RMB in millions):

	2018	2019	2020
Commissions from Tongcheng-eLong (a)	190	217	151
Commissions from eLong (a)	63	—	—
Commissions from Huazhu (a)	61	72	78
Commissions from BTG (a)	93	91	49
Commissions to Tongcheng-eLong (b)	516	579	324
Commissions to eLong (b)	66	—	—
Commissions to LY.com (b)	6	—	—
Loans provided to and interest income from Tujia (c)	—	—	347

(a)
BTG, Huazhu and eLong, have entered into agreements with the Company, respectively, to provide hotel rooms for our end users. In 2018, eLong completed a merger with LY.com and the enlarged group Tongcheng-eLong supersedes eLong to provide hotel rooms for our end users. The transactions above represent the commissions earned from these related parties.

(b)
The Company entered into agreements with eLong and LY.com, upon which these related parties promote the Company’s hotel rooms on their platforms. In 2018, eLong completed a merger with LY.com and the enlarged group Tongcheng-eLong supersedes eLong and LY.com to promote the Company’s hotel rooms on their platforms.

(c)	In 2020, the Company provided loans of RMB340 million to Tujia. The loans bore interests of RMB7 million with repayment terms of 15~18 months.
Significant balances with related parties were as follows (RMB in millions):

	2019	2020
Due from related parties, current:
Trade related
Due from Tongcheng-eLong	2,149	1,084
Due from others	462	371
Non-trade related

Due from Tujia	—	347
Due from others	168	—

	2,779	1,802
Due from related parties, non-current:
Non-trade related
Due from others	25	25

	25	25

Due to related parties, current:
Trade relate d
Due to Tongcheng-eLong	181	127
Due to other s	219	114

	400	241

14.	EMPLOYEE BENEFITS
The
Company’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, housing fund, unemployment insurance and pension benefits. The PRC subsidiaries and VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB1.7 billion, RMB2.0 billion and RMB1.4 billion for the years ended December 31, 2018, 2019 and 2020 respectively.

F-3
9

15.	TAXATION
Cayman Islands
Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The Company’s subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.
The PRC
The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.
The PRC EIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments are granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a High and New Technology Enterprise (“HNTE”). In 2020, Ctrip Computer Technology, Ctrip Travel Information
,
and Ctrip Travel Network reapplied for their qualification as HNTE, which were approved by the relevant government authority. Thus, these subsidiaries are entitled to a preferential income tax
 rate of 15% from 2020 to 2022

as long as they maintained their qualifications for HNTEs that are subject to verification by competent authorities and renewals every three years.
Qunar Software and Qunar Beijing are also
HNTEs

entitled
to a
preferential
in
c
ome ta
x
 rate of 15% from 2018 to 2020

and are applying for renewal of their qualifications.
In 2001, the

PRC state taxation administration (“STA”)
 started to implement preferential tax policy in China’s western regions, and companies located in applicable jurisdictions covered by the Western Regions Catalog are eligible to apply for a preferential income tax rate of

15
% if their businesses fall within the “encouraged” category of the policy. On April 23, 2020, the
Ministry of Finance,
 the STA, and the
PRC National Development and Reform Commission (“NDRC”)
 jointly issued the Announcement on Renewing the Enterprise Income Tax Policy for Western Development, which reduced the revenue percentage requirement of the “encouraged” businesses to no less than 60
% and would be applied from 2021 to 2030. Chengdu Ctrip, Chengdu Ctrip International
,
and Chengdu Information are entitled to enjoy a preferential tax rate of
15
% until 2030,
provided that
their “enco
uraged” businesses account for no less than required percentage pursuant to current policies.
Pursuant to the PRC EIT Law, all foreign invested enterprises in the PRC are subject to the withholding tax for their earnings generated after January 1, 2008. The Company expects to indefinitely reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no deferred tax liability was provided on the outside basis difference from undistributed earnings after January 1, 2008.
Income/(loss) from domestic and foreign components before income tax expenses and equity in loss of affiliates (RMB in millions):

	2018	2019	2020
Domestic	4,663	8,983	4,230
Foreign	(2,742)	104	(5,455)

Total	1,921	9,087	(1,225)

The income/(loss) from foreign components mainly includes the gain/(loss) from the equity securities investments and exchangeable senior notes measured at fair value, impairments for investments, share-based compensation charges, foreign exchange gain/(loss) and interest income/(loss) incurred in its overseas companies.
The income tax expenses from domestic components for the years ended December 31, 2018, 2019 and 2020 was RMB642 million, RMB1,652 million and RMB528 million, respectively. The income tax expenses/(benefit) from foreign components for the years ended December 31, 2018 and 2019 and 2020 was RMB151 million, RMB90 million and RMB(173) million, respectively.

F-
40

Composition of income tax expense
The current and deferred portion of income tax expense were as follows (RMB in millions):

	2018	2019	2020

Current income tax expense	1,425	1,918	848
Deferred tax benefit	(632)	(176)	(493)

Income tax expense	793	1,742	355

Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation between 25% which is the PRC statutory tax rate and the Company’s effective tax rate were as follows:

	2018	2019	2020
Statutory tax rate	25%	25%	25%
Non-deductible expenses and non-taxable income incurred
-Share-based compensation expenses	22%	5%	(38%)
-Change in fair value of equity securities investments and exchangeable senior notes	19%	(5%)	0%
-Gain on deconsolidation of a subsidiary	—	—	15%
-Others	(4%)	1%	3%
Effect of tax holiday	(27%)	(8%)	27%
Difference in tax rates of subsidiaries outside PRC	4%	(1%)	(37%)
Change in valuation allowance	2%	2%	(24%)

Effective EIT rate	41%	19%	(29%)

The change in the Company’s effective tax rates from year over year is primarily attributable to the tax differential from certain subsidiaries with preferential tax rates, the non-deductible
expenses and tax effects from investing activities.
The provisions for income taxes for the years ended December 31, 2018, 2019 and 2020 differ from the amounts computed by applying the EIT primarily due to tax holiday enjoyed by certain subsidiaries and VIEs of the Company. The following table sets forth the effect of tax holiday on China operations:

	2018	2019	2020
	RMB (in millions, except per share data)
Tax holiday effect	520	762	370
Basic net income per ADS effect	0.95	1.34	0.62
Diluted net income per ADS effect	0.92	1.19	0.62
The impacts on effective tax rates from the Company’s subsidiaries with different tax rates of subsidiaries outside PRC and tax holiday are as follows:

		2018	2019	2020

Ctrip Computer Technology	15%	(5.5%)	(2.4%)	15.4%
Ctrip Travel Information	15%	(4.0%)	(1.0%)	(0.7%)
Ctrip Travel Network	15%	(5.7%)	(1.9%)	14.1%
Chengdu Information	15%	(3.2%)	(0.8%)	6.8%
The Company and its subsidiaries in Hong Kong and Cayman Islands	16.5%,0%	1.7%	(0.9%)	(41.7%)
Qunar and subsidiaries	15%	(5.0%)	(1.5%)	(2.5%)
Others	various	(1.3%)	(0.5%)	( 1.4	% )

Total		(23.0%)	(9.0%)	(10.0%)

Significant components of deferred tax assets and liabilities were as follows (RMB in millions):

	2019	2020
Deferred tax assets
Accrued expenses	673	708
Loss carry forward	372	862
Accrued liability for rewards programs	68	85
Accrued staff salary	138	8
Others	207	321
Less: Valuation allowance of deferred tax assets	(482)	(589)

	976	1,395
Deferred tax liabilities:
Recognition of intangible assets arise from business combinations and unrealized holding gain	(3,592)	(3,574)

Net deferred tax liabilities	(2,616)	(2,179)

F-
4
1

Movement of valuation allowances were as follows (RMB in millions):

	2018	2019	2020
Balance at beginning of year	197	238	482
Changes in current year	41	244	107

Balance at end of year	238	482	589
As of December 31, 2019 and 2020, valuation allowance of RM
B482 million and RMB589
million was mainly provided for operating loss that could be carried forwards related to certain subsidiaries
based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow the Company to realize more of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.
As of December 31, 2020, the Company had net operating tax loss carry forwards amounted to RMB4.1 billion.
As of December 31, 2019 and 2020, the unrecognized tax benefit and accrual is nil.

16.	OTHER PAYABLES AND ACCRUALS
Components of other payables and accruals were as follows (RMB in millions):

	2019	2020
Accrued operating expenses	4,975	4,527
Deposits received from travel suppliers and packaged tours users	1,044	945
Current lease liabilities	438	409
Payable related to acquisition and investments	76	346
Accruals for property and equipment	144	126
Others	864	770

Total	7,541	7,123

17.	LONG-TERM DEBT

	2019	2020
	RMB (in millions)
2025 Notes	—	31
2022 Notes	353	331
2025 Booking and Hillhouse Notes	6,962	—
2022 Booking Notes	174	163
Exchangeable Senior Notes	—	4,249
Long-term loan	10,981	17,797
Securitization debt	1,074	147
Less: Debt issuance cost	(7)	(0)

Total	19,537	22,718

As of December 31, 2020, the fair value of the Company’s long-term debt, based on Level 2 inputs, was RMB22.7 billion.
Description of 2020 Convertible Senior Notes
On June 18, 2015, the Company issued US$700 million of 1.00% Convertible Senior Notes due 2020 (the “2020 Notes”). The 2020 Notes may be converted at an initial conversion rate of 9.1942 ADSs per US$1,000 principal amount of the 2020 Notes (which represents an initial conversion price of US$108.76 per ADS) at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2020. Debt issuance costs were US$11.3 million and are being amortized to interest expense to the put date of the 2020 Notes (
July 1, 2018
).

F-
42

Absent a fundamental change (as defined in the indenture for the 2020 Notes), each holder of the 2020 Notes had a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2020 Notes on July 1, 2018. The Company believed that the likelihood of occurrence of events considered a fundamental change is remote. The 2020 Notes were not redeemable prior to the maturity date of July 1, 2020.

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
In 2020, the 2020 Notes with principal amount of US$700 million (RMB4.9 billion) were all redeemed for cash.
Description of 2025 Convertible Senior Notes
On June 18, 2015, the Company issued US$400 million of 1.99% Convertible Senior Notes due 2025 (the “2025 Notes”). The 2025 Notes may be converted, at an initial conversion rate of 9.3555 ADSs per US$1,000 principal amount of the 2025 Notes (which represents an initial conversion price of US$106.89 per ADS), at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2025. Debt issuance costs were US$6.8 million and are being amortized to interest expense to the put date of the 2025 Notes (July 1, 2020)
.
Absent a fundamental change (as defined in the indenture for the 2025 Notes), each holder of the 2025 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on July 1, 2020, as a result the 2025 Notes were reclassified from long-term to short-term as of December 31, 2019. If a fundamental change (as defined in the indenture for the 2025 Notes) occurs at any time, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on the date notified in writing by the Company in accordance with the indenture for the 2025 Notes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. The 2025 Notes are generally not redeemable prior to the maturity date of July 1, 2025, except that the Company may, at its option, redeem all but not part of the 2025 Notes in accordance with the indenture for the 2025 Notes if the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction.
In 2020, the Company notified holders of the 2025 Notes of their rights under the relating indenture to require the Company to purchase all of or portion of such notes on July 1, 2020, which we refer to as the Put Right. As a result of exercise of aforementioned early redemption right, the Company redeemed US$395 million (RMB2.8 billion) aggregate principal amount of the 2025 Notes as requested by the holders. The remaining RMB31 million were reclassified as long-term debt as of December 31, 2020 as it may not be redeemed or mature within one year.
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

F-4
3

In August 2019,
 the Company notified holders of the
2022
Notes of their rights under the relating indenture to require the Company to purchase all of or portion of such notes on September
15
,
2019
, which we refer to as the Put Right. In
September 2019
, as a result of exercise of aforementioned early redemption right, the Company redeemed US$

 million (RMB
6.6
billion) aggregate principal amount of the
2022
Notes as requested by the holders. The remaining
2022
Notes were reclassified as long-term debt as of December
31
,
2019
and
2020
as it may not be redeemed or mature within
one
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
815-10-15-74
is met;

•	There was no BCF attributable to the Notes as the set conversion prices for the Notes were greater than the respective fair values of the ordinary share price at date of issuances;
Therefore, the Company has accounted for the respective Notes as a single instrument as a long-term debt. The debt issuance cost was recorded as reduction to the long-term debts and are amortised as interest expenses using the effective interest method. The value of the Notes are measured by the cash received. The Purchased Call Options and Sold Warrants are accounted for within stockholders’ equity.
Description of Booking and Hillhouse Notes
On August 7, 2014, the Company issued Convertible Senior Note (the “2019 Booking Note”) at an aggregate principal amount of US$500 million to an indirect subsidiary of the Booking Company. The Booking 2019 Note was due on August 7, 2019 and bears interest of 1% per annum, which will be paid semi-annually beginning on February 7, 2015. The Booking 2019 Note was convertible into the Company’s ADSs with an initial conversion price of approximately US$81.36 per ADS. In 2019, the 2019 Booking Notes with principal amount of US$500 million (RMB3.4 billion) were all redeemed for cash.
On May 26, 2015, the Company issued Convertible Senior Note (the “2020 Booking Note”) at an aggregate principal amount of US$250 million to an indirect subsidiary of the Booking Company. The Booking 2020 Note was due on May 29, 2020 and bears interest of 1% per annum, which was paid semi-annually beginning on November 29, 2016. The Booking 2020 Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$104.27 per ADS. In 2020, the 2020 Booking Notes with principal amount of US$250 million (RMB1.8 billion) were redeemed for cash.
On December 10, 2015, the Company issued Convertible Senior Notes at an aggregate principal amount of US$1.0 billion to an indirect subsidiary of the Booking Company and two affiliates of Hillhouse (the “2025 Booking and Hillhouse Notes”). The 2025 Booking and Hillhouse Notes are due on December 11, 2025 and bear interest of 2% per annum, which would be paid semi-annually beginning on June 11, 2016. The 2025 Booking and Hillhouse Notes will be convertible into the Company’s ADSs with an initial conversion price of approximately US$68.46 per ADS.
Absent a fundamental change (as defined in the indenture for the 2025 Booking and Hillhouse Notes), each holder of the 2025 Booking and Hillhouse Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Booking and Hillhouse Notes beginning on December 11, 2021, as a result the 2025 Booking and Hillhouse Notes were reclassified from long-term to short-term as of December 31, 2020.
On September 12, 2016, the Company issued US$25
million Convertible Senior Note to an indirect subsidiary of the Booking Company (the “2022 Booking Note”). The 2022 Booking Note is due on September 15, 2022 and bears interest of 1.25% per annum, which will be paid semi-annually beginning on March 15, 2017. The 2022 Booking Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$65.49 per ADS.
The Company has accounted for the above notes as a single instrument. The value of the above notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate. There was no BCF attributable
to the above notes as the set conversion price for the above notes was greater than the fair value of the ADS price at date of issuance.

F-4
4

Description of Exchangeable Senior Notes
On July 13, 2020, the Company issued exchangeable senior notes due 2027 (the “Exchangeable Senior Notes”) at an aggregate principal amount of US$500 million. The Exchangeable Senior Notes are due on July 1, 2027 and bears interest of 1.5% per annum, which will be paid semi-annually beginning on January 1, 2021. The Exchangeable Senior Notes may be converted, at an initial conversion rate of 24.78 Huazhu ADSs per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$40.36 per Huazhu ADS) at each holder’s option. The Company accounts for and measures the Exchangeable Senior Notes in its entirety at fair value. As of December 31, 2020, the fair value of the Exchangeable Senior Notes amounted to RMB4.2 billion (US$651 million). For the year ended December 31, 2020, the change of its fair value was RMB1.0 billion (US$151 million) which was recorded in “Other income/ (expense)”.
Long-term Loans from Commercial Banks
As of December 31, 2020, the Company obtained long-term bank borrowings of RMB17.8 billion (US$2.7 billion) in aggregate, of which RMB1.3 billion (US$193 million) were collateralized by short-term investments, long-term investments and
properties of
the Company.
The weighted average interest rate for the outstanding borrowings was approximately 1.68%.

The Company was in compliance with the applicable financial covenants under those lines of credit as of December 31, 2020
.
Securitization Debt
As of December 31, 2020, securitization debt represents the revolving debt securities which are collateralized by the receivable related to financial services. The revolving debt securities have the terms ranged from one year to two years with the annual interest rate from 4.50% to 5.00%.

18.	REDEEMABLE NON-CONTROLLING INTERESTS
One of the Company’s subsidiaries issued redeemable preferred shares amounting to RMB1.1 billion to certain third party investors in 2019. The preferred shares are redeemable at holder’s option if the subsidiary fails to complete a qualified IPO in a pre-agreed
period of time since its issuance with a redemption price measured by 10% interest per year. The preferred shares are therefore accounted for as redeemable non-controlling
interests in mezzanine equity and are accreted to the redemption value over the period starting from the issuance date. In 2020, the Company lost the control in the subsidiary and the financial position and results of operations of the subsidiary was deconsolidated. A gain of RMB1.1 billion (approximately US$161 million) was recognized in the Other income/(expense) (Note 2) in connection with the deconsolidation.
For the years ended December 31, 2019 and 2020, the Company recognized accretion of RMB44 million and RMB40 million to the respective redemption value of the preferred shares

over the period starting from issuance date with a corresponding reduction to the retained earnings.

19.	EARNINGS/(LOSSES) PER SHARE
Basic earnings/(losses) per share and diluted earnings per share were calculated as follows (RMB in millions, except for share and per share data):

	2018	2019	2020
Numerator:
Net income/(loss) attributable to Trip’s shareholders	1,112	7,011	(3,247)
Eliminate the dilutive effect of interest expense of convertible notes	—	373	—

Numerator for diluted earnings per share	1,112	7,384	(3,247)

Denominator:
Denominator for basic earnings per ordinary share
- weighted average ordinary shares outstanding	68,403,426	70,983,996	75,111,026
Dilutive effect of share options	2,521,197	1,976,959	—
Dilutive effect of convertible notes	—	7,283,059	—

Denominator for diluted earnings per ordinary share	70,924,623	80,244,014	75,111,026

Basic earnings/(losses) per ordinary share	16.25	98.78	(43.21)

Diluted earnings / (losses) per ordinary share	15.67	92.02	(43.21)

Basic earnings/(losses) per ADS	2.03	12.35	(5.40)

Diluted earnings/(losses) per ADS	1.96	11.50	(5.40)

F-4
5

All the convertible senior notes had anti-dilutive impact and were excluded in the computation of diluted EPS in 2020. All the convertible senior notes were included in the computation of diluted EPS in 2019. All the convertible senior notes had antidilutive impact and were excluded in the computation of diluted EPS in 2018.

For the years ended December 31, 2018, 2019 and 2020, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings/(losses) per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2018	2019	2020
Convertible Notes	9,604,548	—	3,487,017
Outstanding weighted average stock options	2,521,197	1,976,959	1,554,182

	12,125,745	1,976,959	5,041,199

20.	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of December 31, 2020, the Company had outstanding capital commitments totaling RMB13 million, which consisted of capital expenditures of property, equipment and software.
Deposit under guarantee arrangement
In connection with its air ticketing business, the Company is required by an affiliate of Civil Aviation Administration of China (“CAAC”) and International Air Transport Association (“IATA”) to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2020, the total quota of the air tickets that the Company was entitled to issue was up to RMB1.1 billion. The total amount of the deposit the Company paid was RMB146 million.
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
The Company is incorporated in the Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing,
travel agency, advertising and internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new PRC laws and regulations
.

F-4
6

21.	GEOGRAPHIC INFORMATION
The following table presents revenue by geographic area, the Greater China and all other countries,
based on the geographic location of its websites for the year ended December 31, 2018, 2019 and 2020. No revenue result from an individual country other than the Greater China accounted for more than 10% of revenue for the presented years.

	2018	2019	2020
	RMB (in millions)
Total Revenue
The Greater China	28,064	31,256	17,019
Others	3,040	4,460	1,308

	31,104	35,716	18,327

22.	SUBSEQUENT EVENTS
The Company has evaluated the subsequent events through the date of issuance of the financial statements.

F-4
7