Form 20-F
period 2021-12-31
Trip.com Group Ltd
filed 2022-04-27
CIK 1269238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to __________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________
Commission
file number:
001-33853

TRIP.COM GROUP LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
968 Jin Zhong Road
Shanghai 200335
People’s Republic of China
(Address of principal executive offices)
Jane Jie Sun, Chief Executive Officer
Telephone: +86 (21) 3406-4880
Facsimile: +86 (21) 5251-0000
968 Jin Zhong Road
Shanghai 200335
People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (each representing one ordinary share, par value US$0.00125 per share)	TCOM	Nasdaq Stock Market LLC (Nasdaq Global Select Market)
Ordinary shares, par value US$0.00125 per share	9961	The Stock Exchange of Hong Kong Limited
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 641,329,557 ordinary shares, par value US$0.00125 per share, as of December 31, 2021.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

INTRODUCTION
In this annual report, unless otherwise indicated or unless the context otherwise requires:

•	“ADSs” refers to American depositary shares, each of which represents one ordinary share;

•
“CCASS” refers to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;

•
“China” or “PRC” refers to the People’s Republic of China and, solely for the purpose of this annual report, excludes Taiwan, Hong Kong, and Macau, and “Greater China” refers to the People’s Republic of China, Taiwan, Hong Kong, and Macau;

•
“consolidated affiliated Chinese entities” or “VIEs” refers to variable interest entities, which are companies incorporated in China that have entered into a series of contractual arrangements with their respective shareholders and our PRC subsidiaries. Our company controls, and thereby consolidates, each of these entities through these contractual arrangements;

•	“CSRC” refers to the China Securities Regulatory Commission;

•	“GMV” refers to gross merchandise volume, the total value of merchandise sold through our platform during a given period;

•	“HK$” or “Hong Kong dollars” or “HK dollars” refers to Hong Kong dollars, the lawful currency of Hong Kong;

•	“Hong Kong” or “HK” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Share Registrar” refers to Computershare Hong Kong Investor Services Limited;

•	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

•
“Main Board” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

•
“Qunar” refers to Qunar Cayman Islands Limited, a Cayman Islands exempted company, and unless the context requires otherwise, includes its predecessor entities and consolidated subsidiaries and consolidated affiliated Chinese entities;

•	“Renminbi” or “RMB” refers to the legal currency of China; “U.S. dollars” or “US$” refers to the legal currency of the United States; and “€” refers to the legal currency of Eurozone;

•	“SFC” refers to the Securities and Futures Commission of Hong Kong;

•	“SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value of US$0.00125 per share; and

•
“we,” “us,” “our company” or “Trip.com Group” refers to Trip.com Group Limited (formerly known as Ctrip.com International, Ltd.), its predecessor entities and subsidiaries, and, in the context of describing our operations and consolidated financial information, its consolidated affiliated Chinese entities, unless otherwise indicated herein. We consolidate the financial results of Qunar starting from December 31, 2015. In calculating the number of hotels with which we have room supply relationships, downloads of and transactions through our mobile channel, and other operational data, where applicable, as well as in describing our marketing, branding, and intellectual properties, we have not taken into account the comparable operating data or other information of Qunar.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
This annual report on Form
20-F
includes our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021.
On March 18, 2021, we effected a change to our authorized share capital by one
(1)-to-eight
(8) subdivision of shares, or the Share Subdivision. Concurrently, we effected a proportionate change in ADS to ordinary share ratio from eight (8) ADSs representing one (1) ordinary share to one (1) ADS representing one (1) ordinary share. Such changes have been reflected retrospectively throughout this document.
Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.3726 to US$1.00, which was the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The exchange rate in effect as of April 22, 2022 was RMB6.5010 to US$1.00. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

FORWARD-LOOKING STATEMENT
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
The forward-looking statements included in this annual report on Form
20-F
are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors described under “Item 3. Key Information — D. Risk Factors,” included elsewhere in this annual report on Form
20-F,
including the following risks:

•	slow-down of economic growth in China and the global economic downturn may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability;

•	public health crisis, such as COVID-19 outbreak, may have a material and adverse effect on our business and results of operations;

•	general declines or disruptions in the travel industry may materially and adversely affect our business and results of operations;

•	the trading price of our listed securities has been volatile historically and may continue to be volatile regardless of our operating performance;

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

These risks are not exhaustive. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. You should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information — D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or SEC. Moreover, we operate in an emerging and evolving environment. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
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
Our Holding Company Structure and Contractual Arrangements with Our Consolidated Affiliated Chinese Entities
Trip.com Group Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated affiliated Chinese entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our consolidated affiliated Chinese entities with which we have maintained contractual arrangements and their PRC subsidiaries. PRC laws and regulations prohibit foreign investment in internet and other-related businesses. Accordingly, we operate these businesses in China through our consolidated affiliated Chinese entities, and rely on contractual arrangements among our PRC subsidiaries, our consolidated affiliated Chinese entities, and their shareholders to control the business operations of our consolidated affiliated Chinese entities. Net revenues contributed by our consolidated affiliated Chinese entities accounted for 27%, 36%, and 30% of our total net revenues for the year ended December 31, 2019, 2020, and 2021, respectively. As used in this annual report, “we,” “us,” “our company” or “our” refers to Trip.com Group Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, also referring to our consolidated affiliated Chinese entities in China, primarily including Shanghai Ctrip Commerce Co., Ltd., Shanghai Huacheng Southwest International Travel Agency Co., Ltd., Chengdu Ctrip Travel Agency Co., Ltd., and Beijing Qu Na Information Technology Co., Ltd. Investors in our ADSs are not purchasing equity interest in our consolidated affiliated Chinese entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.
A series of contractual agreements, including powers of attorney, technical consulting and services agreement, equity pledge agreements, exclusive option agreements, and loan agreements, have been entered into by and among our PRC subsidiaries, our consolidated affiliated Chinese entities, and their respective shareholders. Terms contained in each set of contractual arrangements with our consolidated affiliated Chinese entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Consolidated Affiliated Chinese Entities.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated Chinese entities and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If our consolidated affiliated Chinese entities violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The principal shareholders of our consolidated affiliated Chinese entities have potential conflict of interest with us, which may adversely affect our business.”
Our corporate structure is subject to risks associated with our contractual arrangements with our consolidated affiliated Chinese entities and our investors may never directly hold equity interests in our consolidated affiliated Chinese entities. If the PRC government deems that our contractual arrangements with our consolidated affiliated Chinese entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries, and consolidated affiliated Chinese entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated affiliated Chinese entities and, consequently, significantly affect the financial performance of our consolidated affiliated Chinese entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our consolidated affiliated Chinese entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to consolidated affiliated Chinese entity structures will be adopted or if adopted, what they would provide. If we or any of our consolidated affiliated Chinese entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.”
We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings by and foreign investment in China-based issuers, the use of our consolidated affiliated Chinese entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other exchange outside China. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”
The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our PRC subsidiaries and consolidated affiliated Chinese entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated affiliated Chinese entities have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China, including, among others, value added telecommunications operating license and travel agency operation license. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, registrations, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— We have attempted to comply with the PRC regulations regarding licensing requirements. If the PRC laws and regulations change, our business in China may be adversely affected. Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.”
Furthermore, in connection with our historical issuance of securities to foreign investors, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and our consolidated affiliated Chinese entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were not denied such requisite permissions by any PRC authority.
However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”
Cash and Asset Flows Through Our Organization
Trip.com Group Limited is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries, our consolidated affiliated Chinese entities, and their PRC subsidiaries. As a result, Trip.com Group Limited’s ability to pay dividends and to service any debt that it may incur depends upon dividends paid by our PRC subsidiaries and service fees paid by our consolidated affiliated Chinese entities. If our existing PRC subsidiaries, our consolidated affiliated Chinese entities or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other payments to Trip.com Group Limited. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and our consolidated affiliated Chinese entities in China is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while our consolidated affiliated Chinese entities can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.”
The ability to transfer cash and other assets within our organization may be subject to conditions and restrictions pursuant to the applicable laws and regulations. For example, under the PRC laws and regulations, Trip.com Group Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our consolidated affiliated Chinese entities only through loans, subject to satisfaction of applicable government registration and approval requirements. Additionally, under the PRC laws and regulations, our PRC subsidiaries and consolidated affiliated Chinese entities are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated Chinese entities in which we have no legal ownership. As of December 31, 2019, 2020, and 2021, the total amount of such restriction to which our PRC subsidiaries and consolidated affiliated Chinese entities are subject was RMB6.8 billion, RMB7.8 billion, and RMB6.5 billion (US$1.0 billion), respectively. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while our consolidated affiliated Chinese entities can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.”

For the years ended December 31, 2019, 2020 and 2021, Trip.com Group Limited provided capital contributions of RMB29 million, RMB903 million and nil, respectively, to its subsidiaries.
For the years ended December 31, 2019, 2020 and 2021, Trip.com Group Limited’s cash flows of loan funding provided to our subsidiaries, net of repayments received, were net cash inflows of RMB6.5 billion, net cash outflows of RMB358 million and net cash inflows of RMB1.1 billion, respectively.
For the years ended December 31, 2019, 2020 and 2021, our subsidiaries did not extend any loan funding to Trip.com Group Limited.
For the years ended December 31, 2019, 2020 and 2021, our consolidated affiliated Chinese entities’ cash flows of loan funding provided to our subsidiaries, net of repayments received, were net cash inflows of RMB2.0 billion, net cash inflows of RMB817 million and net cash outflows of RMB434 million, respectively.
For the years ended December 31, 2019, 2020 and 2021, our consolidated affiliated Chinese entities’ cash flows of loan funding received from our subsidiaries, net of repayments made, were net cash outflows of RMB1.0 billion, net cash outflows of RMB2.2 billion and net cash outflows of RMB3.8 billion, respectively.
For the years ended December 31, 2019, 2020, and 2021, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a consolidated affiliated Chinese entity, or its subsidiary, and no subsidiary paid dividends or made other distributions to our Cayman Islands holding company. For details of the financial position, cash flows, and results of operations of our consolidated affiliated Chinese entities, see “—Financial Information Related to Our Consolidated Affiliated Chinese Entities” and pages F-16 and F-17 of this annual report on Form
20-F.
Trip.com Group Limited has not declared or paid any cash dividends for the years ended December 31, 2019, 2020 and 2021, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

Selected Consolidated Financial Data
The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statements of income/(loss) data for the years ended December 31, 2019, 2020 and 2021 and the selected consolidated balance sheets data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page
F-1.
The selected consolidated statements of income/(loss) data for the years ended December 31, 2017 and 2018 and the selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.
Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2017 (1)	2018 (1)	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except for share and per share data)
Selected Consolidated Statements of Income/(Loss) Data
Net revenues	26,796	30,965	35,666	18,316	20,023	3,142
Cost of revenues	(4,678)	(6,324)	(7,372)	(4,031)	(4,598)	(721)

Gross profit	22,118	24,641	28,294	14,285	15,425	2,421
Operating expenses
—Product development (2)	(8,259)	(9,620)	(10,670)	(7,667)	(8,992)	(1,411)
—Sales and marketing (2)	(8,294)	(9,596)	(9,295)	(4,405)	(4,922)	(772)
—General and administrative (2)	(2,622)	(2,820)	(3,289)	(3,636)	(2,922)	(459)

Total operating expenses	(19,175)	(22,036)	(23,254)	(15,708)	(16,836)	(2,642)

Income/ (loss) from operations	2,943	2,605	5,040	(1,423)	(1,411)	(221)
Net interest income/(expense) and other income /(expense) (3)	581	(684)	4,047	198	940	147

Income /(loss) before income tax expense and equity in (loss)/income of affiliates	3,524	1,921	9,087	(1,225)	(471)	(74)
Income tax expense	(1,285)	(793)	(1,742)	(355)	(270)	(42)
Equity in (loss)/income of affiliates	(65)	(32)	(347)	(1,689)	96	15
Net income /(loss)	2,174	1,096	6,998	(3,269)	(645)	(101)

Net (loss) /income attributable to non-controlling interests	(19)	16	57	62	95	15
Accretion to redemption value of redeemable non-controlling interests (6)	—	—	(44)	(40)	—	—
Net income /(loss) attributable to Trip.com Group Limited	2,155	1,112	7,011	(3,247)	(550)	(86)
Earnings/(losses) per ordinary share data:
Earnings/(losses) per ordinary share (4)(5) , basic	4.06	2.03	12.35	(5.40)	(0.87)	(0.14)
Earnings/(losses) per ordinary share (4)(5) , diluted	3.84	1.96	11.50	(5.40)	(0.87)	(0.14)
Weighted average ordinary shares outstanding (5) , basic	530,406,464	547,227,408	567,871,968	600,888,208	634,109,233	634,109,233
Weighted average ordinary shares outstanding (5) , diluted	574,207,144	567,396,984	641,952,112	600,888,208	634,109,233	634,109,233

	As of December 31,
	2017 (1)	2018 (1)	2019 (6)	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Selected Consolidated Balance Sheets Data
Cash and cash equivalents	18,243	21,530	19,923	18,096	19,818	3,110
Restricted cash	1,749	4,244	1,824	1,319	1,378	216
Short-term investments	28,130	36,753	23,058	24,820	29,566	4,640
Current assets	59,418	79,394	67,955	58,011	66,108	10,374
Investments (3)	25,574	26,874	51,278	47,943	44,961	7,055
Total assets	162,240	185,830	200,169	187,249	191,859	30,107
Current liabilities	42,162	68,784	69,182	58,369	66,218	10,391
Long-term debt	29,220	24,146	19,537	22,718	11,093	1,741
Total liabilities	75,625	97,097	93,324	85,682	81,403	12,774
Redeemable non-controlling interests (7)	—	—	1,142	—	—	—
Share capital	5	5	6	6	6	1
Total Trip.com Group Limited shareholders’ equity	84,836	86,715	103,442	100,354	109,677	17,211
Non-controlling interests	1,779	2,018	2,261	1,213	779	122
Total shareholders’ equity	86,615	88,733	105,703	101,567	110,456	17,333

Notes:

(1)
Effective from January 1, 2018, we adopted ASC Topic 606, a new accounting standard on the recognition of revenue issued by FASB in 2014, and have applied this accounting standard retrospectively to the year ended December 31, 2017.

(2)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Product development	1,013	934	919	964	802	126
Sales and marketing	186	156	144	159	149	23
General and administrative	635	617	651	750	730	115

(3)
In 2017 and 2018, we disposed certain long-term investments and recognized a gain of RMB1.4 billion and RMB1.2 billion, respectively. In January 2018, we adopted a new financial instruments accounting standard ASU
No. 2016-01,
which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consideration. Fair value changes for such equity investments and exchangeable notes were a fair value gain of RMB2.3 billion, a fair value loss of RMB612 million and a fair value loss of RMB170 million for the year ended December 31, 2019, 2020 and 2021, respectively. The new standard also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments.

(4)	Each ADS represents one ordinary share.

(5)
On March 18, 2021, we effected a change to our authorized share capital by one
(1)-to-eight
(8) subdivision of shares. Concurrently, we effected a proportionate change in ADS to ordinary share ratio from eight (8) ADSs representing one (1) ordinary share to one (1) ADS representing one (1) ordinary share. Such changes have been reflected retrospectively throughout this document.

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

Financial Information Related to Our Consolidated Affiliated Chinese Entities
The following tables present the condensed consolidating schedules of financial information of Trip.com Group Limited, our subsidiaries that are the primary beneficiaries of our consolidated affiliated Chinese entities, our other subsidiaries and our consolidated affiliated Chinese entities and their subsidiaries for the years and as of the dates indicated.

Condensed Consolidated Results of Operations Data

	For the Year Ended December 31, 2021
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Chinese Entities	Consolidated Affiliated Chinese Entities and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	12,226	2,055	5,742	—	20,023
Inter-company net revenues (1)	—	122	2,578	293	(2,993)	—
Third-party cost of revenues and operating expenses	(13)	(12,095)	(4,115)	(5,211)	—	(21,434)
Inter-company cost of revenues and operating expenses (1)	—	(1,217)	—	(1,776)	2,993	—

(Loss)/income from operations	(13)	(964)	518	(952)	—	(1,411)
Share of income from subsidiaries and Consolidated Affiliated Chinese Entities (2)	742	614	1,043	—	(2,399)	—
Net interest (expense)/income and other (expense)/income	(1,289)	1,181	216	832	—	940

(Loss)/income before income tax expense and equity in income/(loss) of affiliates	(560)	831	1,777	(120)	(2,399)	(471)
Income tax (expense)/benefit	—	(257)	(86)	73	—	(270)
Equity in income/(loss) of affiliates	10	66	85	(65)	—	96
Net (loss)/income	(550)	640	1,776	(112)	(2,399)	(645)
Net income/(loss) attributable to non-controlling interests	—	102	—	(7)	—	95

Net (loss)/income attributable to Trip.com Group Limited	(550)	742	1,776	(119)	(2,399)	(550)

	For the Year Ended December 31, 2020
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Chinese Entities	Consolidated Affiliated Chinese Entities and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	9,763	2,349	6,204	—	18,316
Inter-company net revenues (1)	—	—	2,207	309	(2,516)	—
Third-party cost of revenues and operating expenses	(201)	(9,918)	(4,105)	(5,515)	—	(19,739)
Inter-company cost of revenues and operating expenses (1)	—	(778)	—	(1,738)	2,516	—

(Loss)/income from operations	(201)	(933)	451	(740)	—	(1,423)
Share of income/(loss) from subsidiaries and Consolidated Affiliated Chinese Entities (2)	68	126	(601)	—	407	—
Net interest (expense)/income and other (expense)/income	(1,922)	1,396	262	462	—	198

(Loss)/income before income tax expense and equity in loss of affiliates	(2,055)	589	112	(278)	407	(1,225)
Income tax (expense)/benefit	—	(144)	(284)	73	—	(355)
Equity in loss of affiliates	(1,192)	(407)	(49)	(41)	—	(1,689)

Net (loss)/income	(3,247)	38	(221)	(246)	407	(3,269)
Net income/(loss) attributable to non-controlling interests	—	70	—	(8)	—	62
Accretion to redemption value of redeemable non-controlling interests	—	(40)	—	—	—	(40)

Net (loss)/income attributable to Trip.com Group Limited	(3,247)	68	(221)	(254)	407	(3,247)

	For the Year Ended December 31, 2019
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Chinese Entities	Consolidated Affiliated Chinese Entities and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	21,490	5,136	9,040	—	35,666
Inter-company revenues (1)	—	—	2,457	532	(2,989)	—
Third-party cost of revenues and operating expenses	(36)	(17,933)	(4,518)	(8,139)	—	(30,626)
Inter-company cost of revenues and operating expenses (1)	—	(1,424)	—	(1,565)	2,989	—

(Loss)/income from operations	(36)	2,133	3,075	(132)	—	5,040
Share of income from subsidiaries and Consolidated Affiliated Chinese Entities (2)	5,434	3,305	913	—	(9,652)	—
Net interest income and other income	1,648	1,451	472	476	—	4,047

Income before income tax expense and equity in (loss)/income of affiliates	7,046	6,889	4,460	344	(9,652)	9,087
Income tax expense	—	(1,068)	(437)	(237)	—	(1,742)
Equity in (loss)/income of affiliates	(35)	(394)	106	(24)	—	(347)

Net income	7,011	5,427	4,129	83	(9,652)	6,998
Net income attributable to non-controlling interests	—	51	—	6	—	57
Accretion to redemption value of redeemable non-controlling interests	—	(44)	—	—	—	(44)

Net income attributable to Trip.com Group Limited	7,011	5,434	4,129	89	(9,652)	7,011

Notes:

(1)
It represents the elimination of the intercompany service charge at the consolidation level. For the year ended December 31, 2019, 2020 and 2021, the service fees of consolidated affiliated Chinese entities and their subsidiaries charged by the primary beneficiaries of consolidated affiliated Chinese entities were RMB1.6 billion, RMB1.7 billion and RMB1.7 billion, respectively.

(2)
It represents the elimination of the investment among Trip.com Group Limited, other subsidiaries, primary beneficiaries of consolidated affiliated Chinese entities, and consolidated affiliated Chinese entities and their subsidiaries.

Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Chinese Entities	Consolidated Affiliated Chinese Entities and their Subsidiaries	Eliminations	Consolidated Totals
	(RMB in millions)
ASSETS
Cash and cash equivalents	11	11,580	1,143	7,084	—	19,818
Restricted cash	—	859	123	396	—	1,378
Short-term investments	—	20,677	7,277	1,612	—	29,566
Accounts receivable	—	2,002	167	2,480	—	4,649
Due from related parties	—	1,336	101	228	—	1,665
Prepayments and other current assets	45	6,597	182	2,208	—	9,032
Amount due from Group companies (1)	18,251	13,889	7,207	8,810	(48,157)	—
Long-term deposits and prepayments	—	152	33	186	—	371
Long-term receivables due from related parties	—	—	—	25	—	25
Land use rights	—	40	46	—	—	86
Property, equipment and software	—	4,944	532	58	—	5,534
Investments	11,574	22,426	6,981	3,980	—	44,961
Investment in subsidiaries and consolidated affiliated Chinese entities (2)	101,989	12,891	10,631	—	(125,511)	—
Goodwill	—	58,966	48	339	—	59,353
Intangible assets	—	12,627	—	333	—	12,960
Right-of-use assets	—	649	93	35	—	777
Deferred tax assets	—	1,149	187	348	—	1,684

Total assets	131,870	170,784	34,751	28,122	(173,668)	191,859

LIABILITIES
Short-term debt and current portion of long-term debt	11,297	15,189	8,070	5,310	—	39,866
Accounts payable	—	3,853	222	1,944	—	6,019
Due to related parties	—	86	36	16	—	138
Salary and welfare payable	—	1,921	1,744	229	—	3,894
Taxes payable	—	542	470	53	—	1,065
Advances from customers	—	5,530	113	1,892	—	7,535
Accrued liability for rewards program	—	319	15	66	—	400
Other payables and accruals	46	3,642	1,140	2,473	—	7,301
Amount due to Group companies (1)	578	32,280	2,353	12,946	(48,157)	—
Deferred tax liabilities	—	3,432	—	95	—	3,527
Long-term debt	10,435	658	—	—	—	11,093
Long-term lease liability	—	340	39	21	—	400
Other long-term liabilities	—	165	—	—	—	165

Total liabilities	22,356	67,957	14,202	25,045	(48,157)	81,403

Total shareholders’ equity	109,514	102,827	20,549	3,077	(125,511)	110,456

Total liabilities and shareholders’ equity	131,870	170,784	34,751	28,122	(173,668)	191,859

	As of December 31, 2020
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Chinese Entities	Consolidated Affiliated Chinese Entities and their Subsidiaries	Eliminations	Consolidated Totals
	(RMB in millions)
ASSETS
Cash and cash equivalents	12	10,252	821	7,011	—	18,096
Restricted cash	—	1,052	121	146	—	1,319
Short-term investments	—	16,526	5,765	2,529	—	24,820
Accounts receivable	—	1,374	17	2,728	—	4,119
Due from related parties	—	1,377	143	282	—	1,802
Prepayments and other current assets	166	3,473	742	3,474	—	7,855
Amount due from Group companies (1)	19,317	16,601	6,097	8,690	(50,705)	—
Long-term deposits and prepayments	—	167	41	203	—	411
Long-term receivables due from related parties	—	—	—	25	—	25
Land use rights	—	41	47	—	—	88
Property, equipment and software	—	5,169	558	53	—	5,780
Investments	12,996	23,927	5,096	5,924	—	47,943
Investment in subsidiaries and consolidated affiliated Chinese entities (2)	99,844	13,474	8,634	—	(121,952)	—
Goodwill	—	58,965	48	340	—	59,353
Intangible assets	—	12,900	—	356	—	13,256
Right-of-use assets	—	955	23	9	—	987
Deferred tax assets	—	925	156	314	—	1,395

Total assets	132,335	167,178	28,309	32,084	(172,657)	187,249

LIABILITIES
Short-term debt and current portion of long-term debt	9,131	15,657	5,140	3,737	—	33,665
Accounts payable	—	2,551	202	1,753	—	4,506
Due to related parties	—	120	65	56	—	241
Salary and welfare payable	—	1,664	1,568	302	—	3,534
Taxes payable	—	580	465	172	—	1,217
Advances from customers	—	5,745	137	1,723	—	7,605
Accrued liability for rewards program	—	382	28	68	—	478
Other payables and accruals	270	3,985	924	1,944	—	7,123
Amount due to Group companies (1)	578	31,400	172	18,555	(50,705)	—
Deferred tax liabilities	—	3,473	—	101	—	3,574
Long-term debt	21,808	63	700	147	—	22,718
Long-term lease liability	—	602	15	1	—	618
Other long-term liabilities	—	400	2	1	—	403

Total liabilities	31,787	66,622	9,418	28,560	(50,705)	85,682
Total shareholders’ equity	100,548	100,556	18,891	3,524	(121,952)	101,567

Total liabilities and shareholders’ equity	132,335	167,178	28,309	32,084	(172,657)	187,249

Notes:

(1)
It represents the elimination of intercompany balances among Trip.com Group Limited, other subsidiaries, primary beneficiaries of consolidated affiliated Chinese entities, and consolidated affiliated Chinese entities and their subsidiaries for treasury cash management purpose.

(2)
It represents the elimination of the investment among Trip.com Group Limited, other subsidiaries, primary beneficiaries of consolidated affiliated Chinese entities, and consolidated affiliated Chinese entities and their subsidiaries.

Condensed Consolidated Cash Flows

	For the Year Ended December 31, 2021
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Chinese Entities	Consolidated Affiliated Chinese Entities and their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in millions)
	(RMB in millions)
Net cash (used in)/provided by operating activities (1)	(742)	(243)	2,189	1,271	—	2,475
Capital contribution to Group companies	—	—	(1,100)	—	1,100	—
Cash flows of loan funding provided to group companies, net of repayments received	1,069	3,297	—	(434)	(3,932)	—
Other investing activities	—	(1,713)	(3,487)	1,052	—	(4,148)

Net cash provided by/(used in) investing activities	1,069	1,584	(4,587)	618	(2,832)	(4,148)
Proceeds from issuance of ordinary shares net of issuance cost	7,984	—	—	—	—	7,984
Capital contribution from Group companies	—	1,100	—	—	(1,100)	—
Cash flows of loan funding received from group companies, net of repayments made	—	(635)	492	(3,789)	3,932	—
Other financing activities	(8,300)	(218)	2,230	2,223	—	(4,065)

Net cash (used in)/provided by financing activities	(316)	247	2,722	(1,566)	2,832	3,919

	For the Year Ended December 31, 2020
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Chinese Entities	Consolidated Affiliated Chinese Entities and their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in millions)
Net cash used in operating activities (1)	(1,037)	(2,159)	(30)	(597)	—	(3,823)
Capital contribution to Group companies	(903)	(710)	(47)	—	1,660	—
Cash flows of loan funding provided to group companies, net of repayments received	(358)	3,808	—	817	(4,267)	—
Other investing activities	—	(2,297)	(1,056)	(468)	—	(3,821)

Net cash (used in)/provided by investing activities (2)	(1,261)	801	(1,103)	349	(2,607)	(3,821)
Capital contribution from Group companies	—	950	710	—	(1,660)	—
Cash flows of loan funding received from group companies, net of repayments made	—	(459)	(1,613)	(2,195)	4,267	—
Other financing activities	2,284	1,251	40	2,450	—	6,025

Net cash provided by/(used in) financing activities (2)	2,284	1,742	(863)	255	2,607	6,025

	For the Year Ended December 31, 2019
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Chinese Entities	Consolidated Affiliated Chinese Entities and their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in millions)
Net cash (used in)/provided by operating activities (1)	(695)	4,907	3,638	(517)	—	7,333
Capital contribution to Group companies	(29)	(1,105)	(966)	—	2,100	—
Cash flows of loan funding provided to group companies, net of repayments received	6,547	8,655	—	2,039	(17,241)	—
Other investing activities	2	(3,489)	3,055	(1,981)	—	(2,413)

Net cash provided by/(used in) investing activities (2)	6,520	4,061	2,089	58	(15,141)	(2,413)
Capital contribution from Group companies	—	57	1,105	938	(2,100)	—
Cash flows of loan funding received from group companies, net of repayments made	—	(8,586)	(7,648)	(1,007)	17,241	—
Other financing activities	(7,041)	(3,838)	1,410	213	—	(9,256)

Net cash (used in)/provided by financing activities (2)	(7,041)	(12,367)	(5,133)	144	15,141	(9,256)

Notes:

(1)
For the years ended December 31, 2019, 2020 and 2021, cash paid by the consolidated affiliated Chinese entities to the primary beneficiaries of consolidated affiliated Chinese entities for service fees were RMB1.6 billion, RMB1.7 billion and RMB1.7 billion, respectively.

(2)
The net cash provided by investing activities and financing activities of the consolidated affiliated Chinese entities and their subsidiaries for the years ended December 31, 2019 and 2020 have been revised from the amounts previously disclosed in the notes to the financial statements.

A.
Reserved
B.

Capitalization and Indebtedness
Not applicable.
C
.
Reasons for the Offer and Use of Proceeds
Not applicable.
D.

Risk Factors
Summary of Risk Factors
An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”
Risks Relating to Our Business and Industry

•
Pandemics (such as COVID-19), epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.

•	Our business could suffer if we do not successfully manage our potential future growth, or if we are unable to execute our strategies effectively.

•	We have sustained losses in the past and may experience earnings declines or net losses in the future.

•
Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.

•	General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations.

•
If we are unable to maintain existing relationships with ecosystem partners and strategic alliances, or unable to establish new arrangements with ecosystem partners and strategic alliances at or on favorable terms or at terms similar to those we currently have, or at all, our business, market share, and results of operations may be materially and adversely affected.

•
Strategic acquisition of complementary businesses and assets create significant challenges, such as dilutive effect on our equity securities and impact on our financial performance, that may materially and adversely affect our business, reputation, results of operations, and financial condition.

•
Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.

•	We have incurred net current liabilities and net operating cash outflow in the past, and may not be able to achieve or maintain net assets or net operating cash inflow in the future.

•
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
Risks Relating to Our Corporate Structure

•
PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

•
If our consolidated affiliated Chinese entities violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.

•	The principal shareholders of our consolidated affiliated Chinese entities have potential conflict of interest with us, which may adversely affect our business.

•	Our business may be significantly affected by the PRC Foreign Investment Law.
Risks Relating to Doing Business in China

•	Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

•	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

General Risks Relating to Our Ordinary Shares and ADSs

•	The trading prices of our listed securities have been and are likely to continue to be volatile, which could result in substantial losses to our investors.

•	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

•	Substantial future sales or perceived potential sales of our ordinary shares, ADSs or other equity securities in the public market could cause the prices of our listed securities to decline.

•	Provisions of our convertible notes could discourage an acquisition of us by a third party.

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
The current
COVID-19
pandemic has already adversely affected many aspects of our business. Since the outbreak of the
COVID-19
pandemic, we have experienced, and may continue to experience, a significant decline in travel demand resulting in significant user cancelations and refund requests and reduced new orders relating to international and domestic travel and lodging. The supply of domestic transportation tickets and international air tickets were also adversely and significantly affected in response to comprehensive containment measures in China and other international regions. We have actively assisted our users in their cancelation and refund requests and have been working with our ecosystem partners to prepare for difficult market conditions, for which we have incurred and may continue to incur significant cash outflows.
Our China business showed strong recovery momentum in 2021. However, we cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future or a similar outbreak will not occur again. For example, in early 2022, the Omicron variant of COVID-19 made its presence felt in China, especially in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed. Due to the restrictive measures implemented to curb COVID-19 cases, precautionary measures, including varying levels of travel restrictions, quarantine and testing requirements, and encouragement of reduced travel, were reinstated in China in 2021 and early 2022 in response to emerged cases in various regions of China. These measures reduce users’ demand for our products, and materially and adversely affected our results of operations in 2021 and potentially beyond. We cannot assure you when these precautionary measures will be lifted. If the COVID-19 pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.
In addition, our China-based facilities underwent temporary yet prolonged closure in February 2020, and most of our employees had worked from home for weeks before they reported back to work, both as part of China’s nationwide efforts to contain the spread of the
COVID-19.
Our business facilities in Shanghai, China were temporarily closed again starting from April 2022 and remained closed up to the date of this annual report, as a result of local government’s efforts to contain the resurgence of the COVID-19. Even though our business has been operational in 2021 and up to the date of this annual report, if the
COVID-19
situation deteriorates, our service capacity and operational efficiency may be adversely affected again due to insufficient workforce as a result of temporary travel restrictions in China and the necessity to comply with disease control protocols in our business facilities. Our ecosystem partners’ abilities to timely deliver products and services and respond to rescheduling or cancelation requests have been, and again may be, adversely affected for similar reasons, especially those located in critical regions in China.
The global spread of
COVID-19
have also affected our overseas ecosystem partners and employees working outside China. While the duration of this disruption to our business and related financial impacts cannot be reasonably estimated at this time, we expect that our overseas business will continue to be adversely affected in 2022.
The pandemic drove a significant decline in travel demand resulting in reservation cancelations and reduced new orders. In addition, the allowance for credit losses and impairments of long-term investments both increased. In response to the
COVID-19
pandemic, we have swiftly adopted cost control measures to mitigate a significant slowdown in user demand. For the year ended December 31, 2021, our revenues were still materially and adversely affected as a result of the domestic and international travel restrictions and significant incremental costs and expenses incurred to facilitate our users’ cancelations and refund requests, as compared to the period prior to the outbreak of
COVID-19.
Our net revenues for the year ended December 31, 2021 increased by 9% as compared to the year ended December 31, 2020 and we recorded net loss of RMB645 million in 2021. Our net revenues in 2020 decreased by 49% from 2019, and we recorded net loss of RMB3.3 billion in 2020. In addition, we made provisions for the expected difficulty in collection of receivables, which resulted in additional allowance for expected credit losses from the receivables due from our customers. In 2020, we made significant downward adjustments and impairment to our long-term investments as the impacts of the
COVID-19
pandemic on certain of our long-term investments are considered to be other than temporary.

While the duration and the development of the pandemic is difficult to predict, our performance in terms of our key financial metrics such as revenues and net loss generally improved in 2021, as compared to 2020, benefiting from the containment of the
COVID-19
pandemic in China. Quarantine measures or travel restrictions imposed by government authorities may significantly impede cross-border travel. We have seen a slower recovery of the international travel market and, in turn, a slower recovery of our international business. We have noted Chinese travelers shifting their preferences towards emerging demand for short-haul travel, local trips, and domestic boutique and premium accommodation experiences. We have introduced novel products in order to capture these emerging trends and have proactively leveraged our live streaming function to promote local attractions and activities. However, we cannot assure you that these initiatives will be effective as expected, or that we will be able to act promptly to cater to the travelers’ emerging traveling preferences in the future. We will continue to monitor and evaluate the financial impacts on our financial condition, results of operations, and cash flows in future periods. In the event of prolonged impact of the
COVID-19
pandemic on our financial condition and cash flows, we cannot assure you that additional financing will be available to us on reasonable terms, or at all, should we require it. The global spread of
COVID-19
pandemic in a significant number of countries around the world, such as the United States, has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. In addition, the recent financial turmoil leading to vitality in the financial and securities markets, especially since the
COVID-19
pandemic, has generally made access to capital less certain and increased the cost of obtaining new capital. As we manage through the slowdown in our business due to the
COVID-19
pandemic, we cannot assure you that additional financing will be available to us on reasonable terms, or at all.
Our business could suffer if we do not successfully manage our potential future growth, or if we are unable to execute our strategies effectively.
Our business has grown significantly as a result of both organic growth of existing operations and acquisitions, and, despite the current
COVID-19
pandemic, we may experience such growth from time to time in the future. We have significantly expanded, and may further expand, our operations and workforce, as a result of the growth of our service offerings, user base, and geographic coverage. For example, we have invested in, and may continue to invest in, organic growth by rolling out new business initiatives focusing on a diverse range of areas including expanding our one-stop
travel offerings and upgrading our content capabilities. For the year ended December 31, 2021, we invested RMB9.0 billion (US$1.4 billion) in product development. If such new business initiatives fail to perform as expected, our financial condition and results of operations could be adversely affected. Our growth to date has placed, and our anticipated future operations will continue to place, significant strain on our management, systems, and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.
We are growing our global presence through a combination of owned brands, direct investments as well as strategic partnerships. As we continue to increase our product and service offerings, we will further upgrade our content capabilities and deliver more appealing content in new and diversified formats, including live streaming, to improve user engagement. In addition, we will continue to invest in AI and cloud technologies, and further enhance our technology and cloud infrastructure. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to execute all these strategies successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.
We have sustained losses in the past and may experience earnings declines or net losses in the future.
We sustained net losses in the past, and we cannot assure you that we can sustain profitability or avoid net losses in the future. Due to the impact of the
COVID-19
pandemic, we recorded net loss of RMB3.3 billion and RMB645 million in 2020 and 2021, respectively.
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
The
COVID-19
pandemic may continue to have a severe and negative impact on the Chinese and the global economy. Even before the outbreak of the
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The recent conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and certain other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations, and financial condition.
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

We could be severely and adversely affected by declines or disruptions in the travel industry and, in many cases, have little or no control over the occurrence of such events. Such events could result in a decrease in demand for our travel and travel-related products and services. This decrease in demand, depending on the scope and duration, could significantly and adversely affect our business and financial performance over the short and long term. For a discussion of impact of the COVID-19 pandemic on our business, see “—Pandemics (such as COVID- 19), epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”

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
Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel partners to provide us with rooms at discounted prices. However, our contracts with our hotel partners are not exclusive and most of the contracts must be renewed from time to time. We cannot assure you that our hotel partners will renew our contracts in the future on favorable terms or terms similar to those we have agreed to. The hotel partners may reduce the commission rates on bookings made through us. Furthermore, in order to maintain and grow our business and to effectively compete with many of our competitors in all potential markets, we will need to establish new arrangements with hotels and accommodations of all ratings and categories in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. Such failure could harm the growth of our business and adversely affect our operating results and financial condition, which consequently will impact the trading price of our ADSs and ordinary shares.
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
As part of our plan to expand our product and service offerings, we have made and intend to make strategic investments in the travel service industries in Greater China and overseas. In addition to our transactions relating to Qunar and Skyscanner described elsewhere in this annual report, the investments and acquisitions we made in the past few years include, among others: (i) our acquisition of 38% share capital of eLong, Inc. in May 2015, and a subsequent equity investment in the Tongcheng Travel Holdings Limited (formerly known as Tongcheng-Elong Holdings Limited) (SEHK: 0780) in March 2018 in exchange for our prior holdings in eLong, Inc.; (ii) investment of approximately RMB3.0 billion in approximately 466 million A shares of China Eastern Airlines in a private placement; (iii) the exchange of our previously held equity interest in Homeinns Hotel Group for 22% equity interest of BTG Hotels (Group) Co., Ltd.; (iv) our share exchange with Naspers Limited and our investment in the ordinary shares and Class B shares of MakeMyTrip Limited, or MakeMyTrip, in August 2019; (v) our acquisition of substantially all of the remaining equity interest of an offline travel agency company in which we previously held approximately 48% equity interest in May 2018; and (vi) other investments including Tujia, a leading alternative accommodation platform in China. In addition, in November 2019, we and TripAdvisor, Inc. (Nasdaq: TRIP), or TripAdvisor, agreed on a strategic partnership to expand global cooperation through various contracts. We and TripAdvisor agreed through our respective subsidiaries to form and jointly control a joint venture. To broaden our product offerings and enrich our platform content, we and TripAdvisor have agreed to share inventory in travel categories by means of presenting travel product offerings and contents of both companies on our platform as well as on the platform of TripAdvisor. In November 2019, we obtained control of an online travel agency company in which we previously had held 51% equity interest with substantive participating rights being held by the non-controlling
shareholder. For a discussion of our investments and acquisitions, see “Item 4. Information on the Company — B. Business Overview — Strategic Investments and Acquisitions.”
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
In particular, our strategy of investing in a competing business could be adversely affected by uncertainties in the implementation and enforcement of the PRC Anti-Monopoly Law. Under the PRC Anti-Monopoly Law, companies undertaking mergers, acquisitions, or other transactions that may be deemed as concentrations in China must notify the anti-monopoly law enforcement authority of the PRC State Council, which currently is the State Administration for Market Regulation, or the SAMR, in advance of any transaction where the parties’ revenues in the China market and global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. There are numerous factors the anti-monopoly law enforcement authority considers in determining “concentrations,” depending on certain criteria, the anti-monopoly law enforcement authority will conduct anti-monopoly review of transactions in respect of which it was notified, including (1) merger of undertakings; (2) acquisition of control over other undertakings by an undertaking by acquiring equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, other undertakings by an undertaking by contract or by any other means. In light of the uncertainties relating to the interpretation, implementation and enforcement of the PRC Anti-Monopoly Law, we cannot assure you that the anti-monopoly law enforcement authority will not deem our past and future acquisitions or investments, including the ones referenced herein or elsewhere in this annual report, to have met the filing criteria under the PRC Anti-Monopoly Law and therefore demand a filing for merger review. Before the SAMR issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines, on February 7, 2021 that clarifies for the first time the filing procedures is applicable to the concentrations involving variable interest structure, there had been limited cases of the anti-monopoly law enforcement authority’s anti-monopoly review of filings involving companies with a “variable interest entity” structure, or VIE structure, similar to ours. Our strategic investments, including our historical transactions such as our acquisition of shares of Qunar in 2015 and any transactions to be contemplated in the future, have been and may continue to be subject to relevant PRC regulatory authorities’ scrutiny from anti-monopoly perspective from time to time. There can be no assurance as to whether the relevant PRC regulatory authorities will impose any penalties or other restrictive measures on us or any relevant parties for our strategic investments. If we are deemed to have violated the PRC Anti-Monopoly Law for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. Such unwinding could affect our business and financial results, and harm our reputation. Further, substantial uncertainties remain as to whether our current business cooperation arrangements with Qunar would be deemed as violation to the PRC Anti-Monopoly Law in any material aspects, which will be subject to the discretion of the relevant governmental authority. If any of our business cooperation arrangements with Qunar are determined to have violated the PRC Anti-Monopoly Law, we could be subject to restrictive measures including an order to cease the relevant activities, confiscation of illegal gains and fines of 1% to 10% of our sales revenue from the previous year.
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

As a result of any of the above factors, any actual or perceived failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results and cause the trading price of our ADSs and ordinary shares to decline.
We have incurred net current liabilities and net operating cash outflow in the past, and may not be able to achieve or maintain net assets or net operating cash inflow in the future.
We had net current liabilities of RMB110 million (US$17 million) as of December 31, 2021, as compared to net current liabilities of RMB358 million as of December 31, 2020, primarily due to the general improvement of our cash flows from operating activities in 2021, as well as the proceeds from our public offering completed in April 2021. We had net current liabilities of RMB358 million as of December 31, 2020, as compared to net current liabilities of RMB1.2 billion as of December 31, 2019, which was primarily due to a decrease in accounts payable of RMB7.8 billion and accounts receivable of RMB3.5 billion as a result of the impact of the
COVID-19
pandemic, partially offset by an increase in short-term debt and current portion of long-term debt of RMB3.1 billion mainly due to the loan facility we obtained in 2020. There can be no assurance that we will not experience liquidity problems in the future. We may not be able to fulfill our obligation in providing travel products or services to our users in respect of advances from customers, the failure of which may negatively affect our cash flow position. If we fail to generate sufficient revenue from our operations, or if we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations and capital expenditure and our business and financial position will be adversely affected.
We had net cash provided by operating activities of RMB2.5 billion (US$388 million) in 2021. While we believe that we have sufficient working capital to fund our current operations, we cannot guarantee that we will not experience cash outflow from our operating activities in the future. If we are unable to maintain adequate working capital, we may default on our payment obligations and may not be able to meet our capital expenditure requirements, which may have a material adverse effect on our business, financial condition and results of operations.
We recorded a significant amount of goodwill and indefinite lived intangible assets in connection with our strategic acquisitions and investments, and we may incur material impairment charges to our goodwill and indefinite lived intangible assets if the recoverability of these assets become substantially reduced.
In connection with our strategic acquisitions over the recent years, we recorded a significant amount of goodwill and indefinite lived intangible assets booked in our financial statements. As of December 31, 2021, our goodwill was RMB59.4 billion (US$9.3 billion). ASC 350 “Intangibles—Goodwill and Other” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. We operate our business with a single reporting unit. We performed qualitative assessment by reviewing relevant events and circumstances, including macroeconomics conditions, industry and market considerations, our overall financial performance and the share price, and concluded by weighing all these factors in their entirety to determine whether it is necessary to perform the quantitative impairment test. For 2019, 2020 and 2021, we did not recognize any impairment charges for goodwill or indefinite lived intangible assets, because there was no indicator of impairment identified in our qualitative assessment. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge. We may potentially incur significant impairment charges if the recoverability of these assets become substantially reduced in the future. Any such impairment charges would adversely affect our financial condition and results of operations. In addition, in the case that the trading price of our ADSs or ordinary shares decline as a result of the potentially prolonged impacts from the
COVID-19
pandemic or other factors, and the amount by which the share price exceeded the carrying value of the reporting unit becomes minimal, it may be considered an indicator for us to perform interim goodwill impairment test and we may need to recognize impairment on goodwill or other long-lived assets. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results— Critical Accounting Policies and Estimates— Goodwill, Intangible Assets, and Long-Lived Assets.”

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
in-destination
activities as well as grant of
e-coupons
to our users in response to promotion campaigns that our competitors have launched. Primarily as a result of the enhanced marketing efforts and additional investment in product developments in response to the intensified market competition, our operational margin was negatively affected. In addition, some of our existing and potential competitors may have competitive advantages, such as significantly larger active user base on mobile or other online platforms, greater financial, marketing and strategic relationships, alliances or other resources or name recognition and technology capabilities, and may be able to imitate and adopt our business model. In particular, other major internet platforms may benefit from the existing user base of their other services. These platforms can utilize the traffic they already obtain and direct the users from their other services offerings to their travel services and further achieve synergies effects. Furthermore, in order to attract and retain users and compete against our competitors, we have deployed significant resources in research and development to enhance our AI and cloud technologies. However, we cannot assure you that the effectiveness of our data analytics capabilities and technologies will be comparable or superior to our competitors continuously. If any of our competitors provides comparable or better content feed to the users on their platforms, or if we are unable to provide sufficient quality content to our users’ satisfaction leveraging our data analytics capabilities, we may suffer a decline in our user traffic. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business, results of operations, and profit margins may be materially and adversely affected.
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

Negative publicity related to us or in general with respect to the travel industry could impair our reputation, which in turn could materially and adversely affect our business, results of operations, and price of our ADSs or ordinary shares.
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
If any of the foregoing were to occur, our business, financial condition, results of operations, and price of our ADSs or ordinary shares could be materially and adversely affected. We may incur additional costs to recover from the impact caused by the negative publicity, which may divert management’s attention and other resources from our business and operations.
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
The satisfactory performance, reliability, and availability of our infrastructure, including our mobile platform, websites, and systems, are critical to the success of our business. Any system interruptions that result in the unavailability or slowdown of our mobile platform, websites, or other systems and the disruption in our services could reduce the volume of our business and make us less attractive to users. Our customer service centers are equipped with extensive computer and communications systems. Our technology platform and computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins,
hacking or other attempts at system sabotage, vandalism, natural disasters, and other similar events. For example, we experienced a network shut-down for a few hours in May 2015 resulting in temporary disruption to our mobile platform and websites and user support, and a hotel booking system failure for a few hours in October 2019 affecting temporary hotel booking services. No data leakage occurred in either incident. We have implemented extensive measures to ensure prompt responses to any network shutdown, system failure, or similar incidents in the future, and to continue to update our security protocol to protect our systems from any human error, third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. Other than the incidents mentioned above, we did not experience any material cybersecurity incident up to the date of this annual report. However, we cannot assure you that unexpected interruptions to our systems will not occur again in the future. We do not carry business interruption insurance to compensate us for losses that may occur as a result of such disruptions. In addition, any such future occurrences could reduce user satisfaction levels, damage our reputation and materially and adversely affect our business.

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
In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the
COVID-19
pandemic, the passage of Safeguarding National Security in the Hong Kong Special Administrative Region by the Standing Committee of the PRC National People’s Congress, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government that prohibit certain transactions with certain selected Chinese technology companies, and the Executive Order 13959 issued in November 2020 targeting transactions by U.S. persons in certain securities of designated “Communist Chinese military companies.” As we work with a wide range of business partners in China and elsewhere in the world, should any of our major business partners become subject to sanctions or restrictions by the U.S. government, our business may be adversely affected. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would materially and adversely affect the global economic conditions and the stability of global financial markets. Such tensions between the United States and China, and any escalation thereof, potentially as a result of the conflict in Ukraine and sanctions on Russia, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.

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
We may be the subject of detrimental conduct by third parties, including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, ecosystem partners, users and revenues, and adversely affect the price of our ADSs or ordinary shares.
We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues, business relationships, business prospects, and business ethics. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and we cannot assure you that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, ecosystem partners, users, and revenues and adversely affect the price of our ADSs or ordinary shares.

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
In December 2008 and 2009, some of our PRC subsidiaries, Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology, Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information, Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network, Beijing Qunar Software Technology Co., Ltd., or Qunar Software, and one of our consolidated affiliated Chinese entities, Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing, were each recognized by relevant local authorities as a HNTE under the EIT Law with an effective period of three years. Therefore, these entities were entitled to enjoy a preferential tax rate of 15%, as long as they maintained their qualifications for HNTEs that are subject to verification by competent authorities and renewals every three years. The qualifications of Ctrip Computer Technology, Ctrip Travel Information, and Ctrip Travel Network as HNTEs have been renewed and will expire by the end of 2022. The qualifications of Qunar Software and Qunar Beijing as HNTEs have been renewed and will expire by the end of 2023. Beijing Hujinxinrong Technology Co., Ltd, or Beijing Hujinxinrong, is also a HNTE entitled to a preferential income tax rate of 15% from 2019 to 2021 and is applying for renewal of its qualification. In addition, Ctrip Business Travel Information Service (Shanghai) Co., Ltd., or Ctrip Business Travel, and Shanghai Xielv Information Technology Co., Ltd., or Shanghai Xielv Information, were designated by relevant local authorities in Shanghai as HNTEs for the first time in 2021 and are entitled to a preferential income tax rate of 15% till 2023. The HNTE qualification is subject to a periodic review every three years by the relevant PRC government authorities. Preferential tax treatment granted to our subsidiaries by the local governmental authorities is subject to this periodic review and may be adjusted or revoked at any time. We cannot assure you that our subsidiaries and the consolidated affiliated Chinese entity will continue to qualify as HNTEs when they are subject to reevaluation in the future. In 2001, the STA, the PRC Ministry of Finance, and the General Administration of Customs jointly issued the Circular on Issues Concerning Preferential Tax Policies for the Western Development, or the Circular 202, and started to implement preferential tax policy in China’s western region. According to the Circular 202, from 2001 to 2010, the companies located in applicable jurisdictions covered by this circular are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the Catalog of Industries, Products and Technologies Currently Encouraged to Develop by the State or the Catalog for Guidance of Industries for Foreign Investment and the revenue derived from such “encouraged” businesses accounts for no less than 70% of the total revenue. In 2011, the STA, the Ministry of Finance, and the General Administration of Customs jointly issued the Circular on Issues Concerning Tax Policies for
In-depth
Implementation of Western Development Strategies, or the Circular 58, according to which the Catalog of Encouraged Industries in Western Regions, or the Western Regions Catalog, would be applied instead of the two catalogs stipulated in the Circular 202 from 2011 to 2020. According to the Western Regions Catalog issued by the PRC National Development and Reform Commission, or the NDRC, later in 2014, the “encouraged” industries include the industries provided in the Guiding Catalog of Industrial Structure Adjustment, the Catalog for Guidance of Industries for Foreign Investment, the Catalog of Advantageous Industries for Foreign Investment in the Central and Western Regions, and other encouraged catalogs specifically applied in western regions. On April 23, 2020, the Ministry of Finance, the STA, and the NDRC jointly issued the Announcement on Renewing the Enterprise Income Tax Policy for Western Development, which reduced the revenue percentage requirement of the “encouraged” businesses to no less than 60% and would be applied from 2021 to 2030. Benefiting from this policy, Chengdu Ctrip, Chengdu Ctrip International, and Chengdu Ctrip Information Technology Co., Ltd., or Chengdu Information, obtained approval from local authorities in 2012 and 2013, which recognized that the main businesses of such three companies belong to the “encouraged” catalog of the Guiding Catalog of Industrial Structure Adjustment. Therefore, such entities were entitled to enjoy a preferential tax rate of 15% until 2030, as long as their “encouraged” businesses accounts for no less than required percentage pursuant to current policies. In the event that the preferential tax treatment for these entities is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.

We may be subject to legal or administrative proceedings regarding information provided on our online portals or other aspects of our business operations, which may be time-consuming to defend.
Our online portals contain information about hotels, transportation, popular vacation destinations, and other travel-related topics posted by us as well as third parties. It is possible that if any information accessible on our online portals contains errors or false or misleading information, third parties could take actions against us for losses incurred in connection with the use of such information. From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to breach of contract claims, intellectual property infringement, anti-competition claims, claims relating to our online ride-hailing services, advertising services and pricing information we provided, and other matters. Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flow. Regardless of the outcome and merit of such proceedings, any legal action can have an adverse impact on us because of defense costs, negative publicity, diversion of management’s attention, and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in China or in another jurisdiction, could materially and adversely affect our financial position, results of operations, or cash flows in a particular period or damage our reputation.
We could be liable for breaches of internet security or fraudulent transactions by users of our online platforms and our websites.
Internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. In November 2016, the PRC Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which became effective on June 1, 2017. The PRC Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, to take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks, imposing a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security, and take corresponding remedial measures. Any violation of the PRC Cyber Security Law may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, shutdown of websites, or criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—PRC Government Regulations—Regulations Related to Internet Information Security and Privacy Protection.”
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
Data security and protection has become one of the policy focuses of PRC regulators. The PRC regulatory and enforcement regime in this regard is relatively new and rapidly evolving. Therefore, substantial uncertainties remain with respect to the interpretation and enforcement of the relevant regulations and their impact to us, which makes it difficult to determine what actions or inactions may be deemed to be in violation of the applicable laws and regulations in certain circumstances.
The PRC Data Security Law took effect in September 2021 and established a tiered system for data protection based on level of importance. Since September 2021, the CAC and other relevant government authorities promulgated and proposed a series of laws, regulations, and draft legislations relating to information protection and data security, including but not limited to, the Guidance on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, the Safety Assessment Measures for Data Outbound Transfer (Draft for Comments), the Administrative Regulations of Internet Data Security (Draft for Comments), the Administrative Measures on Network Data Security (Draft for Comment), and the Administrative Measures on Data Security in the Field of Industry and Information Technology (Trial) (Draft for Comments). Among these regulations, the Administrative Measures on Network Data Security (Draft for Comment) published by the CAC in November 2021 stipulates that data processing entities should apply for cybersecurity review in the event that, among others, its listing in Hong Kong has or could have influence on national security. As of the date of this annual report, the regulatory parameters for determining “have or could have influence on national security” as stipulated in the Administrative Measures on Network Data Security (Draft for Comment) remain unclear and are subject to further explanation and elaboration by the CAC. Substantial uncertainties remain with respect to the enactment timetable, final content, interpretation, and implementation, especially the detailed interpretation of the standard for determining whether a listing in Hong Kong “has or could have influence on national security.” As of the date of this annual report, the Administrative Measures on Network Data Security (Draft for Comment) has not become effective yet, and no application channel or detailed procedures are in place for the implementation of the cybersecurity review as stipulated therein.

The Personal Information Protection Law took effect in November 2021, which integrates a variety of rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China and certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. Furthermore, in December 2021, the CAC and several other authorities jointly promulgated the amended Cybersecurity Review Measures, which took effect in February 2022. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a critical information infrastructure operator, or a CIIO, that purchases network products and services, or an internet platform operator that conducts data process activities, must be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review requirement to cover “internet platform operators” in possession of personal information of over one million users if such operators intend to pursue a foreign listing. Additionally, relevant PRC government authorities may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security. According to the Regulations on the Security Protection of Critical Information Infrastructure which became effective in September 2021, the CIIO shall perform certain obligations to protect the critical information infrastructure’s security, including but not limited to, conducting network security test and risk assessment at least once a year. The security protection departments are responsible for organizing the identification of critical information infrastructure in their respective industries and areas in accordance with the identification rules, and shall inform the identification results to the operators in a timely manner and report such results to the public security department of the State Council.
Nevertheless, PRC government authorities have wide discretion in the interpretation and enforcement of these laws. As a major internet platform, we are exposed to risks of being deemed to be a CIIO or a network platform operator meeting the above criteria under the PRC cybersecurity laws. If we are identified as a CIIO, we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for CIIOs that are currently not applicable to us, including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents, and conducting regular emergency drills. Moreover, although the internet products and services that we purchase are primarily bandwidth, servers, and marketing services, we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to suspend the provision of any existing or new services to our users, and we may experience other disruptions to our operations, which could cause us to lose users and therefore leading to adverse impacts on our business. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, we cannot assure you that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant government authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant government authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps, and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and materially and adversely affect our business, financial condition, and results of operations.
As we are operating website and mobile applications and providing certain internet services, we are also subject to other applicable PRC laws and regulations in relation to internet information security and privacy protection, see “Item 4. Information of the Company—B. Business Overview—PRC Government Regulations—Regulations Related to Internet Information Security and Privacy Protection” for details of these laws and regulations.
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

Privacy and data protection concerns are becoming more widely acknowledged and may cause our users to resist providing the personal data necessary to allow them to use our platform effectively. We have implemented multiple measures and security protocols to maintain and improve our privacy protection capability. However, since the relevant laws and regulations are relatively new, there are uncertainties as to the interpretation and application of these laws and regulations, and it is possible that our privacy and data protection practices are or will be incompliant with the applicable regulatory requirements and/or our terms of use with our users. Any violation of the provisions and requirements under these laws, regulations, obligations or our terms of use with our users may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, shutting down of websites or even criminal liabilities. Complying with such requirements could cause us to incur substantial expenses or to alter or change our practice in a manner that could harm our business. Any systems failure or security breach or lapse that results in the unauthorized release of our user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.
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

We may from time to time incur additional indebtedness and contingent liabilities. If we incur additional debt, the risks that we face as a result of our substantial indebtedness and leverage could intensify. For example, since 2018, we entered into asset backed securitization arrangements with third-party financial institution and set up a securitization vehicle, which issued revolving debt securities to third-party investors. In 2019, 2020 and 2021, we also obtained loan facilities from certain financial institutions. In July 2020, we issued US$500 million in aggregate principal amount of 1.50% exchangeable senior notes due 2027.
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
We provide credit terms to certain ecosystem partners, and also extend credit to our users by making payments on behalf of them when they book travel products on our platform. Our accounts receivable and other receivables have increased as our business grows. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding receivables from our ecosystem partners and users. As a result, we may face a greater risk of non-payment
of our receivables and, as our business grows in scale, we may need to make higher allowance for credit losses. We recognized allowance for credit losses of RMB141 million for the year ended December 31, 2021, compared to RMB700 million for the year ended December 31, 2020, primarily due to the sufficient amount of allowance for credit losses already booked by us in 2020 as a result of the impact of the
COVID-19
pandemic. For the year ended December 31, 2020, we recognized allowance for credit losses of RMB700 million, primarily for our ecosystem partners, such as airlines, hotels, and packaged-tour providers in China and globally. Our allowance for credit losses increased in the first quarter of 2020 due to the significant negative impacts on our business operation and our ecosystem partners as a result of the
COVID-19
pandemic. We experienced an increase in refunds from reservation cancellations, which we paid on behalf of our ecosystem partners. Correspondingly, we recognized more allowance for credit losses for receivable of such refunds to reflect the deterioration of credit risk profile of certain travel ecosystem partners. In each of the third and fourth quarter of 2020, we recorded a reversal of allowance for credit losses for our travel ecosystem partners reflecting the improvement in credit risk profile with domestic travel industry recovery. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our receivables.

Our accounting treatment for share-based compensation could continue to significantly reduce our net income.
We have accounted for share-based compensation in accordance with ASC 718 “Compensation — Stock Compensation,” or ASC 718, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. We have granted share-based compensation awards, including share options and restricted share units, to employees, officers and directors to incentivize performance and align their interests with ours. See “Item 6. Directors, Senior Management and Employees— B. Compensation—Employees’ Share Incentive Plans.” As a result of the grants and potential future grants under our share incentive plans, we had incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based awards.
Our board of directors has the discretion to change terms of any previously issued share options and any such change may significantly increase the amount of our share-based compensation expenses for the period that the change takes effect as well as those for any future periods. For example, in December 2019, we completed a one-time
modification of share options, pursuant to which eligible employees were able to exchange every four share options previously granted under the 2007 Share Incentive Plan or the Amended and Restated Global Incentive Plan for one new option that entitles each eligible grantee to purchase one ordinary share, provided that the eligible options previously granted (and subject to exchange) each had an exercise price exceeding US$40 per ordinary share. The exercise price of each new option is US$0.00125 per ordinary share and the vesting schedules remaining unchanged. As a result of the modification, the prior options to purchase 6,686,792 ordinary shares were exchanged for new options to purchase 1,672,208 ordinary shares. In addition, with the historic changes and extensions to our share incentive awards, the application of ASC 718 will continue to have a significant impact on our net income. Further, future changes to various assumptions used to determine the fair value of awards issued or the amount and type of equity awards granted may also create uncertainty as to the amount of future share-based compensation expense.
The determination of the fair value changes of certain financial assets requires significant management judgement and estimation based on unobservable inputs, which may lead to valuation uncertainty and a change in the fair value of our long-term investments.
As of December 31, 2021, we had investments of RMB3.4 billion (US$526 million) classified under Level 3 in the fair value hierarchy, or the Level 3 Investments. The fair values of the Level 3 Investments were determined by us based on an income approach utilizing various unobservable inputs which required significant judgment, determined by us, with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility, and probability in equity allocation. Accordingly, such determination requires us to make estimates and assumptions, which may be subject to material changes, and therefore inherently involves a certain degree of uncertainty. Factors beyond our control, such as general economic condition, changes in market interest rates, and stability of the capital markets, can significantly influence and cause adverse changes to the estimates we used and thereby affect the fair value of the level 3 Investments. Should any of the estimates and assumptions changed, there may be a change in the fair value of our financial assets, which would materially and adversely affect our results of operation and financial condition.
For further details, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results—Critical Accounting Policies and Estimates—Fair value of Available-for-sale Debt Investments.”

Failure to maintain effective internal control over financial reporting could result in errors in our published financial statements, which in turn could have a material adverse effect on the trading price of our ADSs or ordinary shares.
We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2021. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2021. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or ordinary shares. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.
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
Historically, we made short-term investments, representing
(i) held-to-maturity
investments which are due in one year and stated at amortized cost; (ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year measured at fair value; and (iii) foreign currency forward contracts measured at fair value, which are short-term. Changes in the fair value are reflected in our consolidated statements of income/(loss) and comprehensive income/(loss). The methodologies that we use to assess the fair value of the short-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term investments or we will not incur any fair value losses on our short-term investments in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.
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
We are a Cayman Islands incorporated company and a foreign person under PRC law. Due to foreign ownership restrictions in the travel agency and value-added telecommunications industries, we conduct part of our business through contractual arrangements with our consolidated affiliated Chinese entities. These consolidated affiliated Chinese entities hold the licenses and approvals that are essential for our business operations. However, as we are a Cayman Islands holding company with no equity ownership in our consolidated affiliated Chinese entities, investors in our ADSs or the ordinary shares thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our consolidated affiliated Chinese entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our consolidated affiliated Chinese entities, which contribute to 10% of our total assets as of December 31, 2021. Our holding company in the Cayman Islands, our consolidated affiliated Chinese entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated affiliated Chinese entities and, consequently, significantly affect the financial performance of our consolidated affiliated Chinese entities and our company as a group.
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
If we and our consolidated affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our consolidated affiliated Chinese entities, revoking our business licenses or the business licenses of our consolidated affiliated Chinese entities, requiring us and our consolidated affiliated Chinese entities to restructure our ownership structure or operations, and requiring us or our consolidated affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications or travel agency businesses. In particular, if the PRC government authorities impose penalties that cause us to lose our rights to direct the activities of and receive economic benefits from our consolidated affiliated Chinese entities, we may lose the ability to consolidate and reflect in our financial statements the operation results of our consolidated affiliated Chinese entities in accordance with the U.S. GAAP, which would have a material adverse effect on our operations and result in the value of the securities diminishing substantially. Our shares may decline in value if we are unable to assert our contractual control rights over the assets of our consolidated affiliated Chinese entities that conduct a substantial part of our operations. Our holding company in the Cayman Islands, our consolidated affiliated Chinese entities and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated affiliated Chinese entities and, consequently, significantly affect the financial performance of our consolidated affiliated Chinese entities and our company as a group. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition, and results of operations.
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

Furthermore, although we are not aware of any actual or threatened investigation, inquiry or other action by SEC, Nasdaq, or any other regulatory authority with respect to consolidation of our consolidated affiliated Chinese entities, we cannot assure you that we will not be subject to any such investigation or inquiry in the future. In the event we are subject to any regulatory investigation or inquiry relating to our consolidated affiliated Chinese entities, including the consolidation of such entities into our financial statements, or any other matters, we may need to spend significant amount of time and expenses in connection with the investigation or inquiry, our reputation may be harmed regardless of the outcome, and the trading price of our ADS or ordinary share may materially decline or fluctuate.
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
Our business may be significantly affected by the PRC Foreign Investment Law.
The PRC Foreign Investment Law was approved by the PRC National People’s Congress on March 15, 2019 and became effective from January 1, 2020. The PRC Foreign Investment Law has repealed the PRC Wholly Foreign-owned Enterprise Law, the PRC Sino-foreign Equity Joint Venture Law, and the PRC Sino-foreign Cooperative Joint Venture Law. Therefore, establishment and operation of companies in China, including FIEs, will generally follow the PRC Company Law unless specifically provided for in the new PRC Foreign Investment Law, in which case the provisions of the new PRC Foreign Investment Law will prevail. In December 2019, the Implementing Regulation of the Foreign Investment Law was promulgated by the State Council and became effective from January 1, 2020.

The PRC Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE (referred to herein as consolidated affiliated Chinese entity) structures, and thus this regulatory topic remains unclear thereunder. Therefore, substantial uncertainties with respect to its implementation and interpretation exist, and it is also possible that the VIE entities will be deemed as FIEs and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition, and results of operations.
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
Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while our consolidated affiliated Chinese entities can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.
We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries and service fees paid to us by our consolidated affiliated Chinese entities. Under the PRC laws and regulations, our PRC subsidiaries cannot distribute any dividends until any losses from prior fiscal years have been offset. Also, our PRC subsidiaries cannot distribute their statutory reserve, which refers to the statutory reserve funds that PRC entities are required to set aside in accordance with PRC laws and regulations from their respective after-tax profit each year, if any, until such statutory reserve funds reach 50% of the registered capital of the respective PRC subsidiaries, as cash dividends. Meanwhile, our consolidated affiliated Chinese entities can only make payments to us in accordance with the contractual arrangements that we entered with them. Moreover, as our PRC subsidiaries and consolidated affiliated Chinese entities may incur debt on their own behalf, some of the instruments governing the debt may also restrict their ability to pay dividends or make other payments to us, which may in turn restrict our ability to satisfy our liquidity requirements. If, in the future, the accumulated earnings of our consolidated affiliated Chinese entities exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by the PRC tax authorities), our consolidated affiliated Chinese entities could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in our consolidated affiliated Chinese entities. This would result in such transfer being non-deductible expenses for our consolidated affiliated Chinese entities but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.
Pursuant to the EIT Law, its implementing rules and a circular of Taxation on Several Preferential Policies on Enterprise Income Tax issued by the PRC Ministry of Finance, or MOF, and PRC State Taxation Administration, or the STA, in February 2008, the dividends declared out of the profits earned after January 1, 2008 by an FIE to its immediate offshore holding company are subject to a 10% withholding tax unless such offshore holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement, and certain supplementary requirements and procedures stipulated by STA for such tax treaty are met and observed. Some of our PRC subsidiaries are considered FIEs that are directly or indirectly held by our subsidiaries in Hong Kong. According to the currently effective tax treaty between mainland China and Hong Kong, dividends payable by an FIE in China to a company in Hong Kong that directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%.
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
Moreover, under the EIT Law and its implementation rules, foreign shareholders and ADS holders that are non-PRC
resident enterprises may be subject to a 10% withholding tax upon dividends payable by an entity that is considered as a PRC resident enterprise and gains realized on the sale or other disposition of ADSs or our ordinary shares, if such income is considered as income derived from within China. Any such tax would reduce the returns on your investment in our ordinary shares or ADSs. Furthermore, if we are deemed as a PRC resident enterprise, dividends paid to foreign ADS holders or shareholders that are non-PRC
individuals may be subject to a 20% withholding tax, and gain realized on the sale or disposition of ADSs or ordinary shares of such foreign ADS holders or shareholders may be subject to 20% withholding tax, if such income is considered as derived from within China.
Any PRC tax liability may be reduced by an applicable tax treaty, but it is unclear whether non-PRC
holders of our ordinary shares or ADSs would be able to obtain the benefits of any tax treaties between their country of tax residence and China in the event that we are treated as a PRC resident enterprise. Any such tax would reduce the returns on your investment in our ordinary shares or ADSs.
If we exercise the option to acquire equity ownership in our consolidated affiliated Chinese entities, such ownership transfer requires approval from or filings with PRC governmental authorities and subject to taxation, which may result in substantial costs to us.
Pursuant to the relevant contractual arrangements, the primary beneficiaries of our consolidated affiliated Chinese entities have their respective exclusive rights to purchase all or any part of the equity interests in the applicable consolidated affiliated Chinese entities of ours from the respective shareholders of these consolidated affiliated Chinese entities for a price that is the higher of (i) the amount of capital contribution to such consolidated affiliated Chinese entities, or the consideration paid in exchange for the equity interests in such consolidated affiliated Chinese entities, or (ii) another minimum price as permitted by the then applicable PRC laws. Such equity transfers may be subject to approvals from, or filings with, relevant PRC authorities. In addition, the relevant equity transfer prices may be subject to review and adjustment for tax determination by the relevant tax authorities. Moreover, the shareholders of our consolidated affiliated Chinese entities, under the circumstances of such equity transfers, will be subject to PRC individual income tax on the difference between the equity transfer prices and the then current registered capital of the relevant consolidated affiliated Chinese entities. The shareholders of such consolidated affiliated Chinese entities will pay, after deducting such taxes, the remaining amount to the primary beneficiaries of the consolidated affiliated Chinese entities, as appropriate, under the applicable contractual arrangements. The amount to be received by the primary beneficiaries of the consolidated affiliated Chinese entities may also be subject to enterprise income tax.

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
The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs and ordinary shares. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The HFCAA was signed into law on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission-Identified Issuer” shortly after the filing of this annual report on Form 20-F.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, results of operations, and prospects.
On June 22, 2021, the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC government authorities in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC government authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities. On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Overseas Listing Provisions, and a draft of Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Filing Measures, for public comments. The Draft Overseas Listing Provisions and the Draft Filing Measures propose to establish a new filing-based regime to regulate overseas offerings and listings, both directly or indirectly, by domestic companies. Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which took effect on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent government authorities. Besides, foreign investors cannot be involved in our company’s operation and management, and their shareholding percentages must be subject, mutatis mutandis, to the relevant regulations on the domestic security investments by foreign investors. As the 2021 Negative List is relatively new, substantial uncertainties remain as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial condition, results of operations, and business prospect may be materially and adversely affected. For details of those effective and draft regulations, see “Item 4. Information of the Company—B. Business Overview—PRC Government Regulations—Regulations Related to M&A and Overseas Listings.”
As of the date of this annual report, the Draft Overseas Listing Provisions and the Draft Filing Measures were released for public comment only. There are uncertainties as to whether the Draft Overseas Listing Provisions and the Draft Filing Measures would be further amended, revised, or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Overseas Listing Provisions and the Draft Filing Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Filing Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on
financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other government authorities or other procedures, including the cybersecurity review under the enacted version of the revised Cybersecurity Review Measures and the Administrative Measures on Network Data Security (Draft for Comment), are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC government authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These government authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC government authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, results of operations, reputation, and the trading price of our listed securities.
We face uncertainties with respect to the interpretation and implementation of the Anti-Monopoly Guidelines and other anti-monopoly and competition laws and how it may impact our business operations.
In February 2021, the Anti-Monopoly Guidelines was promulgated by the Antimonopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines is consistent with the Anti-Monopoly Law of PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, Anti-Monopoly Guidelines for Internet Platforms expressly states that concentration involving consolidated affiliated Chinese entities will also be subject to antitrust filing requirements.
In April 2021, the State Administration for Market Regulation, or the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR stated that it will organize and conduct inspections on the companies’ rectification results. If a company is found to conduct illegal activities, more severe penalties are expected to be imposed in accordance with the laws.

On August 17, 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Draft for Comments), which detailed the implementation of the PRC Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. As of the date of this annual report, the provisions have not been formally adopted, and due to the lack of further clarification, there are still uncertainties regarding the interpretation and implementation of the provisions.
Since the regulatory and enforcement regime in relation to anti-monopoly and competition the relatively new and rapidly evolving, substantial uncertainties remain in relation to its interpretation and implementation. Although we do not believe we engage in any of the foregoing situations, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.
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
Future movements in exchange rates between U.S. dollars and Renminbi may adversely affect the value of our ordinary shares or ADSs.
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
Because the majority of our revenues are denominated in Renminbi, any restrictions on currency exchange may limit our ability to use Renminbi-denominated revenues to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal PRC regulation governing foreign currency exchange is the Regulations on Administration of Foreign Exchange, as amended, or the Forex Regulations. Under the Forex Regulations, Renminbi is freely convertible for trade- and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless prior approval of the SAFE is obtained. Although the PRC regulations now allow greater convertibility of Renminbi for current account transactions, significant restrictions remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions.
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
On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or the Share Incentive Rules, which replaced the prior circular in 2007, named Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company. Under the Share Incentive Rules, PRC resident individuals who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through PRC subsidiaries to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sale of shares for the participants of share incentive plans. We and our PRC employees who have been granted stock options are subject to the Share Incentive Rules. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Uncertainties with respect to the PRC legal system could adversely affect us.
We conduct our business primarily through our wholly-owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises, or WFOEs. In addition, we depend on several consolidated affiliated Chinese entities in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If we and our consolidated affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including restructuring. See “—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations” and “Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.”
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
Moreover, the PRC Anti-Monopoly Law and Provisions of the State Council on Thresholds for Reporting of Concentrations of Operators require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly law enforcement authority before they can be completed. On February 7, 2021, the SAMR further issued the Anti-Monopoly Guidelines that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations. If we are found to have violated the PRC Anti-Monopoly Law for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. Such unwinding could affect our business and financial results, and harm our reputation. Further, if any of our business cooperation arrangements with Qunar are determined to have violated the PRC Anti-Monopoly Law, we could be subject to sanctions including an order to cease the relevant activities, confiscation of illegal gains and fines of 1% to 10% of our sales revenues from the previous year. See “—Risks Relating to Our Business and Industry—Our strategy to acquire or invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.”

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
Shareholder claims or regulatory investigation that are common in the United States or Hong Kong generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. In April 2022, the CSRC released a Circular on Strengthening the Confidentiality and Archives Administration Relating to Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), pursuant to which, a domestic company must obtain approvals and make filings with relevant authorities when providing or publicly disclosing, by itself or through the overseas listing entity, any document or material that involves state secret or public institution work secret. In addition, pursuant to the proposed regulation, any investigation, collection of evidence or inspection targeting China-based issuers, securities companies and security service institutions proposed by overseas securities regulatory authorities and relevant competent departments must be carried out through cross-border regulatory cooperation mechanism and reported to CSRC or relevant competent departments in advance. As of the date of this annual report, such draft circular has not become effective yet, and substantial uncertainties remain as to the enactment timetable, final content, interpretation and implementation in relation to such proposed regulation. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory, and, without the consent by the PRC securities regulatory authorities and the other competent government agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the PRC territory must provide any foreign judicial body and law enforcement body with any data or any personal information stored within the PRC territory without the approval of the competent PRC government authority. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.
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
In April 2021, the CAC, together with certain other PRC government authorities, promulgated the Administrative Measures for Live Streaming Marketing (Trial), or the Live Streaming Marketing Measures, which became effective on May 25, 2021. According to the Live Streaming Marketing Measures, all entities that conduct internet live streaming marketing activities must be subject to the administration and supervision of relevant authorities. The Live Steaming Marketing Measures provides firstly the definition of the live streaming marketing platform, which includes internet live streaming services platform, internet audio-video services platform, and
e-commerce
platform, and requests the live streaming marketing platform to be filed and conduct safety assessments in accordance with relevant laws and regulations. License shall be obtained if required by relevant laws to engage in live streaming marketing activities. Meanwhile, the live streaming marketing platform shall implement real-name registration system for all live streaming operators and marketers on the platform.
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
The interpretation and application of existing PRC laws, regulations and policies and upcoming new laws, regulations or policies relating to the internet industry have created substantial uncertainties in the compliance of our business operations. We regularly communicate with the competent government authorities to endeavor to stay compliant with applicable laws and regulations. If we fail to obtain or maintain the proper approvals, licenses, or permits required by applicable laws and regulations, the competent government authorities have the power, among other things, to levy fines, confiscate our income, revoke our business licenses, require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.
The continued growth of the Chinese internet market depends on the development of telecommunications infrastructure.
Almost all access to the internet in China is state-owned, and telecommunication operations are under administrative control and regulatory supervision of the Ministry of Industry and Information Technology of the PRC, or the MIIT. In addition, the national networks in China connect to the internet through government-controlled international gateways. These international gateways are the only channels through which a domestic PRC user can connect to the international internet network. We rely on this infrastructure, primarily China Telecom and China Unicom, to provide data communications capacity. Although the PRC government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed, or that it will be sufficiently upgraded to meet the specifications of the existing or future technological advancement, such as 5G internet. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The internet infrastructure in China may not support the demands associated with continued growth in internet usage.

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
General Risks Relating to Our Ordinary Shares and ADSs
The trading prices of our listed securities have been and are likely to continue to be volatile, which could result in substantial losses to our investors.
The trading price of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the closing trading prices of our ADSs on the Nasdaq ranged from US$21.74 to US$44.57 per ADS in 2021, and the trading price of our ordinary shares ranged from HK$173.4 to HK$322.4 per share in 2021. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China, especially internet and technology companies, that have listed their securities in Hong Kong and/or the United States may affect the overall investor attitude towards Chinese public companies. The securities of some of these companies have experienced and may continue to experience significant volatility, resulting from, among other things, underperformance and deteriorating financial results, negative news or perceptions about inadequate corporate governance practices, and fraudulent behaviors of such companies.
Consequently, the trading performance of our listed securities may be adversely and materially affected, regardless of our actual operation performance.
In addition to market and industry factors, the prices and trading volume for listed securities may be highly volatile for factors specific to our operation, including the followings:

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
In addition, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us, such as the large decline in share prices in the United States in early 2020. These market and industry fluctuations may significantly affect the trading prices of our listed securities. In the past, following periods of instability in the market price of a company’s securities, shareholders have often instituted securities class action suits against that company. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could materially and adversely affect our business, financial condition, and results of operations.
We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
We completed our public offering in Hong Kong in April 2021 and the trading of our ordinary shares on the Hong Kong Stock Exchange commenced on April 19, 2021 under the stock code “9961.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for, and been granted with, a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we currently adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and memorandum and articles of association and we may incur of incremental compliance costs.
Substantial future sales or perceived potential sales of our ordinary shares, ADSs or other equity securities in the public market could cause the prices of our listed securities to decline.
In the future, we may sell additional ordinary shares, ADSs or other equity securities to raise capital, and our existing shareholders could sell substantial amounts of ordinary shares and ADSs, including those issued upon the exercise of outstanding options, in the public market. We cannot predict the size of such future issuance or the effect, if any, that they may have on the market prices for our listed securities. The issuance and sale of a substantial amounts of ordinary shares, ADSs, or other equity securities, or the perception that such issuances and sales may occur, could adversely affect the market price of our listed securities and impair our ability to raise capital through the sale of additional equity securities.
Provisions of our convertible notes could discourage an acquisition of us by a third party.
As of December 31, 2021, the aggregate principal amount of our outstanding convertible notes was US$81 million. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (i) any person or group gaining control of our company; (ii) our company merging with or into another company or disposing of substantially all of its assets; (iii) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iv) the adoption of any plan relating to the dissolution or liquidation of our company; or (v) our ADSs ceasing to be listed on a major U.S. national securities exchange in certain circumstances, subject to certain exceptions where the applicable consideration comprises U.S.-listed common equity or ADSs. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.
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
As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our Memorandum and Articles requires a majority of our directors to be independent and we could include non-independent
directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to annual meetings and do not hold an annual meeting of shareholders every year. We undertake we will hold annual general meeting every year after the Listing for so long as our Company remains listed on the Hong Kong Stock Exchange. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law, and because we conduct the majority of our operations in China and because the majority of our directors and officers reside outside of the United States.
We are incorporated in the Cayman Islands, and we conduct the majority of our operations in China through our wholly-owned subsidiaries and several consolidated affiliated Chinese entities in China. Most of our directors and officers reside outside of the United States or Hong Kong and most of the assets of those persons are located outside of the United States or Hong Kong. As a result, it may be difficult for you to effect service of process within the United States or Hong Kong upon these persons, or to bring an action against us or against these individuals in the Cayman Islands or in China in the event you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgement against our assets or the asses of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or Hong Kong, although the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination
of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty, and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law or Hong Kong courts if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Our corporate affairs are governed by our third amended and restated memorandum and articles of association and by the Companies Act of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors are to a large extent governed by the common law the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States or Hong Kong. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts or Hong Kong courts.
As a result, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States or Hong Kong.
The voting rights of ADS holders are limited by the terms of the deposit agreement, and ADS holders may not be able to exercise their right to direct how the ordinary shares represented by the ADSs are voted.
Holders of our ADSs will not have any right to attend general meetings of our shareholders or to cast any votes directly at such meetings, and will only be able to exercise the voting rights that attach to the underlying ordinary shares represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders may vote only by giving voting instructions to the depositary, as the registered holder of the underlying ordinary shares which are represented by your ADSs. Upon receipt of voting instructions from ADS holders, the depositary will endeavor to vote the underlying ordinary shares in accordance with such instructions. Holders of the ADSs will not be able to directly exercise any right to vote with respect to the underlying shares unless ADS holders withdraw the shares and become the registered holders of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven days. When a general meeting is convened, there may not be a sufficient advance notice to enable ADS holders to withdraw the underlying shares represented by the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow ADS holder to attend the general meeting and to vote directly with respect to any specific matter or resolution that is to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, if we ask it to, the depositary will endeavor to notify ADS holders of the upcoming vote and arrange to deliver our voting materials to ADS holders. We cannot assure that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying shares that are represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to direct the voting of the underlying shares that are represented by their ADSs and there may be nothing ADS holders can do if the shares underlying the ADSs are not voted as they requested.
Under our deposit agreement, the depositary will give us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders’ meetings if ADS holders do not vote, unless we have instructed the depositary that we do not wish a discretionary proxy to be given or any of the other situations specified under the deposit agreement takes place. The effect of this discretionary proxy is that ADS holders cannot prevent ordinary shares underlying the ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

The right of ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holders.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to the ADS holders unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make these rights available to the ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.
Holders of ADSs may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to holders of ADSs.
The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that ADS holders may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to ADS holders. These restrictions may have a material adverse effect on the value of the ADSs.
Holders of the ADSs may be subject to limitations on transfer of their ADSs.
The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Provisions of our rights agreement could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders.
In November 2007, we implemented a defense mechanism against potential hostile takeovers through a shareholder rights plan pursuant to a rights agreement, which was subsequently amended. The shareholder rights plan will be accounted as dividend in our financial statements upon the exercise of the shareholder rights. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in our outstanding shares. As the shareholder rights plan generally allows shareholders, except for the acquirer who triggers the exercise of the rights, to purchase additional shares at significantly discounted market price, the potential dilution effect is dependent on the number of shares purchased by the acquirer and other factors related to the acquisition, and may not be estimated at this time. In addition, the existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for the ADSs.
We are exposed to risks associated with the potential
spin-off
of one or more of our businesses.
We are exposed to risks associated with the potential
spin-off
of one or more of our businesses. We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements in paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules for any potential spin-off
on the Hong Kong Stock Exchange within three years of our listing on the Hong Kong Stock Exchange. While we currently have not identified any target for a spin-off
listing on the Hong Kong Stock Exchange, we may consider opportunities in a spin-off
listing to bring value to our shareholders. The waiver granted by the Hong Kong Stock Exchange is conditional upon confirmation with the Hong Kong Stock Exchange prior to any spin-off
that it would not render our company, excluding the business to be spun off, failing to meet the eligibility and suitability requirements under Rule 19C.05 of the Hong Kong Listing Rules based on the financial information of the business to be spun off at the time of the Listing, and where more than one business is to be spun off, the assessment will be made on a cumulative basis.

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
non-passive
asset.
Based on our income and assets, and the value of our ADSs, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2021 and we do not expect to be a PFIC for the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.
If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations”) held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For a more detailed discussion of U.S. federal income tax considerations to U.S. Holders if we are or become classified as a PFIC, see “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations.”
The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ordinary shares and/or ADSs.
We are subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our ordinary shares.

Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.
Our ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our ordinary shares may deposit ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our ordinary shares on the Hong Kong Stock Exchange and our ADSs on the Nasdaq may be adversely affected.
There is uncertainty as to whether Hong Kong stamp duty will apply to the trading of our ADSs or deposits of our ordinary shares in, or withdrawals of our ordinary shares from, the ADS facility following our initial public offering in Hong Kong and listing of our ordinary shares on the Hong Kong Stock Exchange.
In connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we have established a branch register of members in Hong Kong, or the Hong Kong Share Register. Our ordinary shares that are traded on the Hong Kong Stock Exchange and those that may be withdrawn from the ADSs facility will be registered on the Hong Kong Share Register, and the trading of these ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate
ADS-ordinary
share interchanges and trading between the Nasdaq and the Hong Kong Stock Exchange, we also moved a portion of our issued ordinary shares from our principal register of members maintained in the Cayman Islands to our Hong Kong Share Register.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.
To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading of ADSs or deposits in or withdrawals of shares from the ADS facilities for companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including underlying ordinary shares represented by ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading of ADSs or deposits in or withdrawals of shares from the ADS facilities for these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to these transactions, the trading price and the value of your investment in our ordinary shares and/or ADSs may be affected.
The time required for the exchange between our ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of ordinary shares into ADSs involves costs.
There is no direct trading or settlement between the Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of ordinary shares in exchange for ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

ITEM 4.	INFORMATION ON THE COMPANY
A.
    History and Development of the Company
We commenced our business in June 1999. In March 2000, we established an exempted company with limited liability under the Companies Act in the Cayman Islands, Ctrip.com International, Ltd. as our new holding company. In October 2019, we changed our company name to “Trip.com Group Limited.” Since our inception, we have conducted the majority of our operations in China. We have also expanded our operations overseas since 2009. As of December 31, 2021, we mainly operated our business through the following significant subsidiaries:

•	C-Travel International Limited;

•	Ctrip.com (Hong Kong) Limited;

•	Qunar Cayman Islands Limited;

•	Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;

•	Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information;

•	Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network;

•	Beijing Qunar Software Technology Co., or Qunar Software;

•	Wancheng (Shanghai) Travel Service Co., Ltd., or Wancheng;

•	Shanghai Hecheng International Travel Agency Co., Ltd., or Hecheng;

•	Skyscanner Holdings Limited, or Skyscanner;

•	Shanghai Ctrip International Travel Agency Co., Ltd. (formerly known as Shanghai Ctrip Charming International Travel Agency Co., Ltd.), or Shanghai Ctrip;

•	Chengdu Ctrip International Travel Agency Co., Ltd., or Chengdu Ctrip International; and

•	Chengdu Ctrip Information Technology Co., Ltd., or Chengdu Information.
We also conduct part of our business in China primarily through the following significant consolidated affiliated Chinese entities and certain of their subsidiaries:

•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce, which holds a value-added telecommunications business license;

•	Chengdu Ctrip Travel Agency Co., Ltd, or Chengdu Ctrip, which holds a domestic travel agency license;

•
Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (formerly known as Shanghai Huacheng Southwest Travel Agency Co., Ltd.), or Shanghai Huacheng, which holds a travel agency operation license; and

•
Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing, which holds the licenses, approvals and key assets such as mobile application and website that are essential to the business operations of Qunar.

In October 2015, we completed a share exchange transaction with Baidu, whereby we obtained approximately 45% of the aggregate voting interest of Qunar in exchange for our newly issued ordinary shares. In December 2015, we issued ordinary shares represented by ADSs to certain special purpose vehicles holding shares solely for the benefit of certain Qunar employees and, as consideration, we received class B ordinary shares of Qunar and directly injected these shares to a third-party investment entity dedicated to investing in business in China. From accounting perspective, we started to consolidate Qunar’s financial statements from December 31, 2015. In October 2016, we participated as a member in the buying consortium in Qunar’s going-private transaction and rolled our then existing equity stake into the entity that wholly owns Qunar upon the completion of the transaction in February 2017.

In December 2016, we consummated an acquisition transaction whereby shares held by nearly all the shareholders of Skyscanner, a leading global travel search site headquartered in Edinburgh, the United Kingdom, were acquired by us. The total purchase consideration for the acquisition of Skyscanner was approximately £1.4 billion (which consisted of around £1.2 billion in cash and the remainder in our Shares).
From time to time, we have selectively acquired or invested in businesses that complement our existing business, and will continue to do so in the future to expand and develop our business. See “Item 4. Information on the Company — B. Business Overview — Strategic Investments and Acquisitions” for material strategic investments and acquisitions over the past two years. Other than the material acquisitions or investments disclosed under “Item 4. Information on the Company — B. Business Overview — Strategic Investments and Acquisitions” or elsewhere in this annual report on Form
20-F,
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
On March 18, 2021, we effected a change to our authorized share capital by one
(1)-to-eight
(8) subdivision of shares. Concurrently, we effected a proportionate change in ADS to ordinary share ratio from eight (8) ADSs representing one (1) ordinary share to one (1) ADS representing one (1) ordinary share. Such changes have been reflected retrospectively throughout this document.

In April 2021, our ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9961.” We raised approximately HK$9.6 billion, after deducting underwriting fees and other offering expenses payable by us, from our global offering, consisting of an international offering of 34,166,400 ordinary shares and a Hong Kong public offering of 2,214,500 ordinary shares, collectively the Global Offering, including the fully exercised over-allotment option of 4,745,300 ordinary shares.
In August and September 2021, we repurchased the entire aggregate principal amount of US$500 million of the 2.00% convertible notes due 2025, or the 2025 Hillhouse Notes, issued to HHLR Fund, L.P. and YHG Investment, L.P.
In October 2021, we entered into a facility agreement as a borrower with certain financial institutions for an update to US$1.5 billion transferrable term loan facility. The facility has a
3-year
tenor. The proceeds borrowed under this facility may be used for the refinancing and other general corporate purposes.
In December 2021, we repurchased the entire principal amount of US$500 million of the 2.00% convertible notes due 2025, or the 2025 Booking Notes, to a subsidiary of Booking Holdings Inc. (formerly known as the Priceline Group Inc.).
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
Our Platform
Our
one-stop
travel platform connects our users and our ecosystem partners. Leveraging our AI capabilities and travel insights accumulated over the past over 21 years, we have evolved from an emerging online travel transaction platform to a one-stop
travel platform integrating a comprehensive suite of travel products and services and differentiated travel content. Our platform aggregates our product and service offerings, reviews and other content shared by our users based on their real travel experiences, and original content from our ecosystem partners to enable leisure and business travelers to have easy access to enjoyable travel experiences and make informed and cost-effective bookings.
As a result of our leading position in travel markets and our vast user base, our platform has attracted ecosystem partners across multiple sectors, including accommodation reservation, transportation ticketing, packaged tours, and in-destination
activities. We provide our ecosystem partners with a variety of technology-enabled solutions and help them establish an online presence, access our massive and global user base, and engage with users in real time. In addition, since 2018, we have been rolling out content sharing features on our platform, which allow users to discover, explore, and share travel-related content featuring destination reviews and travel experiences and tips, thereby further enriching the ecosystem surrounding our platform.

Omni-Channel Touchpoints for Users
We are the
go-to
travel platform for travelers in China and has been increasing our influence in target markets around the world. We are committed to providing each user with a personalized, convenient, enjoyable, and inspirational travel experience.
Online Channels
Our online channels consist of our mobile applications, other mobile access channels, and websites. Our online reservation and fulfillment infrastructure enables our users to explore, search, reserve, and purchase travel products and other value-added services through our online channels in China, and have continued to expand globally. For the year ended December 31, 2021, over 90% of our total transaction orders were executed through our mobile channels. We maintain our main sites of Ctrip and Qunar through our subsidiaries and consolidated affiliated Chinese entities in China, and over time, we have established localized sites for users outside China. As of December 31, 2021, our products and services through Trip.com were available in 19 languages and 25 local currencies and local sites, and our products and services through Skyscanner were available in 35 languages and over 50 countries and regions globally.
We offer personalized home pages based on user profiles or past transactions and display travel products and services based on geolocation and other travel insights. While placing an order, users are prompted with options to customize their trips with packaged deals or additional value-added services for their convenience, such as travel insurance, car rental, or hotel deals. All products and services are shown with full price transparency. Our itinerary management tools enable users to review and manage their orders and itineraries. We encourage users to submit ratings, reviews, and recommendations to our platforms during their trips and after they return from their trips. Leveraging our content sharing feature, users are inspired by new travel ideas, make informed travel decisions, and share their travel experiences in an engaging community.
Offline Channels
In addition to our seven customer service centers located in China and abroad, we are expanding our offline presence to open up offline stores with our business partners to serve our users who prefer an in-person
experience. In our offline stores, we provide users with
one-stop
services, such as travel consultation services and other local support and assistance. In addition, our offline stores are expanding to lower-tier cities in China to cover user base with different purchase and consumption habits, experiences, and needs. As of December 31, 2021, we had approximately 5,000 offline stores across approximately 300 cities in China.
User-Centric Approach
Our users are at the center of our business’s philosophy and operations. Since our inception, we have constantly focused on building trust with our users and creating a more personalized, convenient, enjoyable, and inspirational travel experience. We provide a broad spectrum of travel products and services that accompany our users throughout their entire journey, from idea inspiration, trip research and planning, to informed decision-making, travel booking, in-destination
activities,
on-the-journey
support, and post-travel sharing of travel experiences. We consistently refine our product interfaces to enable an increasingly frictionless booking experience for our users with full transparency in pricing, terms, and value-added services. We extend good care for our users by providing 24/7 user support all along their trips.
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
Our ecosystem partner base includes hotels and other accommodation providers, airlines and other air ticket partners, train ticket partners, car rental companies, bus operators, ferry carriers, other travel agencies from whom we source travel products and services, and value-added service partners. We also opened up our platform to international partners, search engines,
e-commerce
platforms, and other channels to expand their business opportunities and increase the offerings available to our users. As of December 31, 2021, our open platform provided over 1.2 million global accommodation listings, offered flights from over 470 airlines, and had a network of over 50,000 other ecosystem partners.

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
Transportation Ticketing
Users can search and book transportation tickets via our online platform and customer service centers. Our search functions allow users to narrow search results by specifying preferences, such as time and mode of transportation, and we leverage our data analytics capability to help them book tickets that best suit their travel needs. As of December 31, 2021, our transportation ticketing network covered over 200 countries and regions.

Air Tickets
We sell air tickets as an agent for substantially all domestic PRC airlines and major international airlines operating flights. As of December 31, 2021, we offered flights from over 470 global airlines, covering over 2,600 airports in over 200 countries and regions. Our air ticket booking engines source real-time availability and pricing information from “direct connects” to airlines’ booking systems and the global distribution system (GDS), a computerized network system that has real-time link to our ecosystem partners’ inventory.
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
Packaged Tours
We offer our users a wide range of bundled packaged-tour products on our platform provided by our ecosystem partners, including group tours, semi-group tours, customized tours, and packaged tours with different transportation arrangements, such as by air, cruise, bus, and car rental, covering domestic and international destinations. For example, we focus on securing diverse boutique travel products domestically, such as combinations of themed hotels and dining. We provide integrated transportation and accommodation services and offer a variety of value-added services including transportation at destinations, attraction tickets, local activities, insurance, visa services, and tour guides. We also provide high-quality user support, supplier management, and customer relationship management services to packaged-tour providers.
In-destination
Activities
Destinations are often defined by the activities available upon arrival. Over the years, users are seeking more novel experiences and are eager to do more memorable activities in the destinations. Driven by the rise of experiential travel, we offer a variety of in-destination
products and services, such as
in-destination
dining and shopping, day tours of popular tourist destinations, attraction and show tickets, customized tour guide services, and virtual tour assistant. Users not only have plenty of options for what and when to book in-destination
activities, but also can book at the last minute in a quick and straightforward manner on our platform. As of December 31, 2021, we offered over 350,000 in-destination
activities around the world.
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
Content Offerings
We consolidate and aggregate travel-related content for our users to help them get inspired by new travel ideas, make informed travel decisions, and share their travel experiences. Our users have free access, through personalized content feeds and our search tools, to both user-generated content shared by travelers based on their real travel experiences and professionally-generated content including our official selections and content produced by professional travel bloggers, KOLs, and our ecosystem partners.
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
Community.
Our community integrates the online travel content sharing features on our platform with our product and service offerings, so that our users can discover, explore, and share travel-related content such as destination travel experiences and tips. In addition, leveraging our AI technology and travel insights, we are able to push tailored recommendations to our users while they are browsing through our community.
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
Live Streaming.
In March 2020, we launched our first mobile BOSS live streaming event featuring a live tour by our management team and Trip.com live streaming series. Since then we have upgraded our live streaming channel into a platform with integrated resources and content. In addition to our official channel, our live streaming platform also hosts professionally-generated content contributed by professional travel bloggers, KOLs, and our ecosystem partners. We have collaborated with leading international hotel brands to offer our users discounts on luxury hotels through live streaming. Our live streaming has also showcased destinations around the world with featured international travel products, attracting millions of views by our users.
User Support
We provide user support online and offline through multiple channels such as calls, instant messaging, email, and social networks, in multiple media formats such as voice, text, image, and video, 24 hours a day, seven days a week. As of December 31, 2021, we had seven customer service centers located in China and abroad, such as Shanghai, Nantong, Guangzhou, Manila, Tokyo, Seoul, and Edinburgh. These customer service centers are staffed with in-house
travel specialists who have participated in a formal training program before commencing work. We also provide comprehensive aftersales services including aftersales support, pre-travel
warnings, major incident compensation, a special situation refund policy, and emergency support, among others.
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
AI Technologies
Our technology platform is empowered by AI and other proprietary technologies. Our platform processes a massive amount of travel-related data. We leverage various AI technologies such as natural language processing, speech recognition, computer vision, and conversational AI to inform various applications such as traffic forecasting, civil aviation big data analysis, flight delay prediction, a tourism knowledge graph, and especially, improved customer services to our global user base, among others. The application of the AI technologies benefits not only our users, but also our ecosystem partners.
For our users, our technologies enable personalized recommendations, a streamlined user experience, enhanced user engagement, and the sharing and viewing of user-generated content. Our user support cloud platform is developed on both public and private clouds to optimize operational efficiency. The core technologies underlying our user support include (i) CtripIM, a self-developed instant messenger system which offers a streamlined problem-solving process, (ii) Softswitch, which enables us to securely encrypt users’ displayed phone numbers to prevent leakage of sensitive user information, and (iii) SoftPBX, a telephone system software that distributes calls through the intranet to different operators after the user’s phone call is connected. These technologies enable us to handle user requests more efficiently, support our users in times of traffic spikes, enhance system stability, and ensure consistent availability to our users.
For the ecosystem partners, our technologies enable marketing and optimize operating efficiency based on traveler preference and accurate demand predictions. We offer a variety of solutions to our ecosystem partners, such as
(i) E-booking
System for accommodation partners, which provides standardized information input to accommodation partners to digitalize their offerings, and (ii) pricing error monitoring system for airfare, which detects flight tickets with abnormally low fares (bug fares) using anomaly detection models based on massive historical and real-time airfare data.
Proprietary Search and Transaction Engines
We apply proprietary technologies in flight ticket search and accommodation search and transactions, which help us attract and retain users and improve their experiences on our platform. These technologies are able to process data that covers the global product offerings available on our platform, use optimized algorithms to reduce computational cost, shorten search latency and processing time, and generate relevant results swiftly to ensure good user experience.
Our technologies for flight ticket searches include a search engine and personalized recommendation system. These technologies can support hundreds of millions of queries per day. The technology currently has covered departure or arrival cities worldwide and accommodates various languages. We have also built intelligent tools and machine learning technologies for ecosystem partners to better price their products appropriately and strengthen their competitive positions. We provide deep integration of travel information technology systems with online transaction platforms, which further decreases airlines’ operating cost and maximizes revenue.

Our technologies for accommodation searches include a hotel matching system and model algorithms. These technologies can support billions of queries per day, with an industry leading average response time. They can also rapidly process tens of billions of data points needed to calculate numerous room types, room status data, and room price data incrementally updated every day. The technology connects hotel sales sites in countries and regions around the world and supports multiple currencies and all major international credit card payments. As a result of the technology applied in accommodation search, we are able to attract and retain users and improve their overall experiences.
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
Brand Advertising
We currently operate through four leading travel brands, including (i) Ctrip, a leading provider of online travel and related services in China; (ii) Qunar, a leading online travel agency in China; (iii) Trip.com, an online travel agency for global travelers; and (iv) Skyscanner, a leading global travel search company.
We conduct our brand campaigns through advertising on video streaming platforms, targeted LCD displays in public spaces, and billboards at airports, railway stations, and bus stations. We also work with celebrities in our marketing campaigns and embed our brand and travel products into live TV shows, movies, and other entertainment marketing channels. We also opened approximately 5,000 offline stores as of December 31, 2021 to supplement our online marketing to acquire more consumers in the lower-tier cities in China and those who prefer an in-person
experience. With these diverse channels, we believe that we have effective strategies to enhance brand awareness and user engagement and attract a new generation of users, and we have a unique advantage in our ability to develop truly multi-channel marketing solutions for global destinations.
Performance Advertising
We have contracted with the majority of the leading online marketing channels, such as search engines, browsers, and navigation websites, to prominently feature our websites and have cooperated with online companies to promote our services, as well as conducting public relations activities. We have purchased related keywords or directory links to direct potential users to our websites.
We have also worked with major internet portals and leading mobile applications in their respective sectors to advertise locally and also have worked with top smart phone manufacturers to increase the number of our app downloads and promote more activations and transactions. In addition, we will be actively testing all kinds of innovative and rapidly growing mobile channels that may appeal to consumers.
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

Seasonality
The travel service industry is characterized by seasonal fluctuations, and accordingly our revenues may vary from quarter to quarter. Since most of our users are from China, to date, the third quarter of each year generally contributes the highest portion of our annual net revenues primarily due to the strong demand for both leisure and business travel activities during the summer. These seasonality trends are difficult to discern in our historical results because our revenues have grown substantially since inception. However, our future results may be affected by seasonal fluctuations in the use of our services by our users. See “Item 5. Operating and Financial Review and Prospects —A. Operating Results.”
User Privacy and Data Security
Data security is crucial to our business operations. We have internal rules and policies to govern how we may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. We establish privacy policies to protect privacy of individuals and comply with laws and regulations enacted to protect personal information while conducting business activities.
From an internal policy perspective, we limit access to our servers that store our user and internal data on a
“need-to-know”
basis. Our internal control protocols cover the full lifecycle of data processing including data collection, data quality management, data encryption and transportation, data storage security, data backup and recovery, data processing and analytics, proper use of data, and data destruction and disposition. We adopt a data encryption system intended to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. We also deploy a variety of detection mechanisms, including machine learning technology and other automated tools that help us independently identify certain misleading information on our platform to remove, suppress, or forward the content for human review. As we continue to develop these tools, content is reviewed by our trained specialists to comply with applicable laws and regulations. Furthermore, we implement comprehensive data masking of user data for the purpose of fending off potential hacking or security attacks.
We engage legal counsel in and outside China to advise on our data protection policies and ongoing compliance with applicable laws and regulations. As part of our internal procedure, we engage overseas legal counsel to advise on the applicable licensing and compliance requirements before entering into new markets.
For information about laws and regulations relating to user privacy and data security, see “Item 4. Information of the Company—B. Business Overview—PRC Government Regulations—Regulations Related to Internet Information Security and Privacy Protection.”
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
As of December 31, 2021, we had over 1,200 patents registered with the PRC Intellectual Property Administration, including over 400 invention patents, and over 600 pending patent applications in China.

As of the December 31, 2021, we owned over 1,300 registered trademarks and approximately 100 pending trademark applications, in various categories with the Trademark Office of the PRC Intellectual Property Administration. In addition, we had over 75 registered trademarks in various overseas countries and international jurisdictions. We have registered our major trademarks “Ctrip” and “携程” (simplified Chinese characters for Ctrip) with the Trademark Office of the PRC Intellectual Property Administration, with the Registrar of Trademarks in Hong Kong, and also with the United States Patent and Trademark Office. In 2009, we registered the trademark “携程Ctrip” (a combination of the Chinese and English characters for Ctrip) with the Taiwan Intellectual Property Office and with Direcção dos Serviços de Economia of Macau. We have also registered the trademark “Ctrip” and “携程” in Korea, European Union, Singapore, Switzerland, Australia, New Zealand, Japan, Turkey, Vietnam, the United Arab Emirates, Malaysia, India, South Africa, Brazil, and Cambodia. We have also registered the trademark “Trip.com” in European Union, Japan, the United States and Australia.
As of December 31, 2021, we held over 700 computer software copyrights and over 200 other copyrights registered with the PRC Copyright Administration.
As of December 31, 2021, we had over 300 registered domain names in China, including ctrip.com and ctrip.com.cn, and approximately 29 registered domain names outside China, including trip.com, all of which have been registered with www.markmonitor.com, and we have full legal rights over these domain names. As of the date of this annual report, all of our registered domain names were in effect.
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
We compete based on a number of factors, including, among other things, brand recognition, depth and breadth of travel offerings, price competitiveness, and user support and satisfaction. We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, larger user and supplier bases, or stronger financial, technical or marketing resources than we do. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we do not compete successfully against new and existing competitors, we may lose our market share, and our business may be materially and adversely affected.”
Customers and Suppliers
We have a broad base of customers, which primarily consist of our ecosystem partners, including airlines and other air ticket partners, hotel and alternative accommodation partners, and various value-added travel products and services partners, such as insurance companies. We have cultivated and maintained good relationships with our ecosystem partners since our inception. We have a team of employees dedicated to enhancing our relationship with existing ecosystem partners and developing relationships with prospective ecosystem partners. Our customers also include but are not limited to (i) users who purchase travel products that we source from ecosystem partners, (ii) users who purchase ancillary value-added travel products and services, and (iii) advertisers who post advertisements of their products and services on our online platforms.
Our suppliers primarily consist of online and mobile payment services, data storage, server hosting, and bandwidth providers, user acquisition channels, and advertising and marketing service providers.
Strategic Investments and Acquisitions
To further strengthen our competitive position in China and to become a major travel service provider in the Greater China market, we constantly evaluate opportunities for strategic investments in, and acquisitions of, complementary businesses, assets and technologies and have made such investments and acquisitions from time to time. We have made the following material strategic investments and acquisitions over the past three years.

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
Health, Work Safety, Social, and Environmental Matters
We are dedicated to the sustainable management of our environmental footprint and engaging our users and ecosystem partners to create synergy. As a responsible corporate citizen, we recognize our role in combating the global challenge of climate change. To strategically manage the environmental impacts arising from our operations, we are committed to promoting sustainable tourism and introducing carbon mitigation measures and will continue to explore ways to further improve energy efficiency. Given that the majority of our operations are conducted online, we have a limited impact on the environment with a small carbon footprint and our carbon reduction measures focus mainly on reducing energy consumption and improving energy efficiency at our headquarters. Designed as a green building, our headquarters was awarded Leadership in Energy and Environmental Design Gold precertification with several implemented environmental initiatives including the application of an intelligent building energy management system. Trip.com and Skyscanner became founding members of a sustainable tourism campaign, “Travalyst,” which is developing sustainability frameworks to guide sustainability practices across the travel industry. Skyscanner is developing an aviation sustainability framework that creates greater transparency on carbon emissions for individual flights and highlights the sustainability practices of different airlines.
We do not operate any manufacturing or warehousing facilities. Therefore, we are not subject to significant health, work safety, social, or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. For the year ended December 31, 2021 and up to the date of this annual report, we had not been subject to any material fines or other penalties due to non-compliance
with health, work safety, social, or environmental regulations.
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
Investments activities in China by foreign investors are principally governed by the Catalog for the Encouragement of Foreign Investment Industries (2020 Edition), or the Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the Negative List, which were both promulgated by the MOFCOM and the NDRC and each became effective on January 27, 2021, and January 1, 2022. The Catalog and the Negative List set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in the Catalog and the Negative List are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

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
In December 2020, the NDRC and the MOFCOM further promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. These measures require direct or indirect investment by foreign investors of PRC companies engaged in military-related or certain other industries be subject to security review before consummation of any such investment. “Certain other industries” refer to, among others, important transportation services, important culture products and services, important information technology and internet products and services, and important finance services that are crucial to national security.
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
In March 2021, the Ministry of Transport of the People’s Republic of China promulgated the Administrative Provisions on Public Air Transport Passenger Services, which became effective on September 1, 2021, stipulate certain obligation of aviation sales online platform operators and agents.
Regulations Related to
E-commerce
The Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures promulgated by the SAMR in March 2021, which became effective since May 2021 and replaced the Administrative Measures for Online Trading promulgated by the SAIC in January 2014, stipulate the obligations of online trading operators. Social networking, live streaming or other network services providers who provide online trading platform services for operators shall perform relevant obligations in accordance with the laws and regulations. On December 24, 2014, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms.

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
Regulations Related to Internet Information Security and Privacy Protection
Internet content in China is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress on December 28, 2000, and amended with immediate effect on August 27, 2009, makes it unlawful to conduct certain activities, including but not limited to: gain improper entry into a computer information system of national affairs, national defense or cutting-edge science and technology. The Administrative Measures for the Security Protection of International Connections to Computer Information Network, issued by the Ministry of Public Security, or the MPS, on December 30, 1997, and amended on January 8, 2011, prohibits the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. The Several Provisions on Regulating the Market Order of Internet Information Services were promulgated by the MIIT on December 29, 2011, and became effective on March 15, 2012. On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information.
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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law provides that network operators must set up a classified protection system for cyber security. The Cyber Security Law imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.
On January 23, 2019, the Cyberspace Administration of China, the MIIT and the MPS, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications and encourages search engines and app stores to clearly mark and recommend those certified apps. On November 28, 2019, the Cyberspace Administration, MIIT, the MPS and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information. In July 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to strengthen the protection of users’ personal information in relation to the download and usage of apps. In March 2021, the CAC the MIIT, the Ministry of Public Security of the PRC and the SAMR jointly issued the Provision on Scope of Necessary Personal Information for Common Types of Mobile Internet Applications to further provide guidance over personal information security and privacy protection.
The PRC Data Security Law took effect in September 2021, established a tiered system for data protection in terms of their importance. Data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. In addition, such operator is required to evaluate the risks of its data activities periodically and file assessment reports with relevant regulatory authorities.
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
Since September 2021, the CAC and other relevant government authorities promulgated a series of laws and regulations relating to information protection and data security, including but not limited to, the Guidance on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, the Administrative Provisions on Internet Information Service
Algorithm-Based
Recommendation, the Safety Assessment Measures for Data Outbound Transfer (Draft for Comments), the Administrative Regulations of Internet Data Security (Draft for Comments), the Administrative Measures on Network Data Security (Draft for Comment), and the Administrative Measures on Data Security in the Field of Industry and Information Technology (Trial) (Draft for Comments). Among these regulations, the Administrative Measures on Network Data Security (Draft for Comment) published by the CAC in November 2021 stipulates that data processing entities should apply for cybersecurity review in the event that, among others, its listing in Hong Kong has or could have influence on national security. As of the date of this annual report, the regulatory parameters for determining “have or could have influence on national security” as stipulated in the Administrative Measures on Network Data Security (Draft for Comment) remain unclear and are subject to further explanation and elaboration by the CAC. Substantial uncertainties remain with respect to the enactment timetable, final content, interpretation, and implementation, especially the detailed interpretation of the standard for determining whether a listing in Hong Kong “has or could have influence on national security.” As of the date of this annual report, the Administrative Measures on Network Data Security (Draft for Comment) has not become effective yet, and no application channel or detailed procedures are in place for the implementation of the cybersecurity review as stipulated therein.

The Personal Information Protection Law took effect in November 2021, which integrates a variety of rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China and certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. Furthermore, in December 2021, the CAC and several other authorities jointly promulgated the amended Cybersecurity Review Measures, which took effect in February 2022. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, must be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review requirement to cover “internet platform operators” in possession of personal information of over one million users if such operators intend to pursue a foreign list. Additionally, relevant PRC governmental authorities may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security. According to the Regulations on the Security Protection of Critical Information Infrastructure which became effective in September 2021, the CIIO shall perform certain obligations to protect the critical information infrastructure’s security, including but not limited to, conducting network security test and risk assessment at least once a year. The security protection departments are responsible for organizing the identification of critical information infrastructure in their respective industries and areas in accordance with the identification rules, and shall inform the identification results to the operators in a timely manner and report such results to the public security department of the State Council. The PRC government authorities have wide discretion in the interpretation and enforcement of these laws. As a major internet platform, we are exposed to risks of being deemed to be a CIIO or a network platform operator meeting the above criteria under the PRC cybersecurity laws.
Regulations Related to Advertising Business
The Advertisement Law of China, which was promulgated by the Standing Committee of the National People’s Congress on October 27, 1994, and last amended on April 29, 2021, requires advertisers to ensure that the content of the advertisements are true. The content of advertisements shall not contain prohibited information, including but not limited to: (i) information that harms the dignity or interests of the State or divulges the secrets of the State, (ii) information that contains wordings such as “national level,” “highest level” and “best” and (iii) information that contains ethnic, racial, religious or sexual discrimination. Advertisements posted or published through the internet shall not affect normal usage of network by users. Advertisements published in the form of pop-up
window on the internet shall display the close button clearly to make sure that the viewers can close the advertisement by one click.
The Internet Advertisement Interim Measures, which were promulgated by the SAIC on July 4, 2016, and became effective on September 1, 2016, regulate any advertisement published on the Internet, including but not limited to, those on websites, webpage and apps, those in the forms of word, picture, audio, video and others. According to the Internet Advertisement Measures, Internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even if the Internet information service provider merely provides information services and has not involved in the internet advertisement businesses. In November 2021, the SAMR released a draft of Measures for Administration of Internet Advertising, or the Draft Internet Advertising Measures, which stipulate the obligations of the advertisers, the internet advertising operators and the internet information service providers. According to the Draft Internet Advertising Measures, if the content of internet live streaming constitutes a commercial advertisement, relevant live streaming operators and marketers shall take the responsibilities of and perform obligations in accordance with the laws and regulations. As of the date of this annual report, the Draft Internet Advertising Measures has yet to come into effect.
Regulations Related to Insurance Business
In June 2007, the China Insurance Regulatory Commission, which has been merged into the China Banking and Insurance Regulatory Commission, or the CBIRC, promulgated the Administrative Measures for Insurance Licenses, which was amended in February 2020. In April 2021, the CBIRC promulgated the Administrative Measures for Licenses of Banking and Insurance Institutions, which became effective on July 1, 2021 and replaced the Administrative Measures for Insurance Licenses. According to these measures, insurance agencies must obtain an insurance intermediary license.
In November 2020, the CBIRC promulgated the Provisions on the Supervision and Administration of Insurance Agencies, which took effect on January 1, 2021 and replaced the Provisions for the Supervision and Administration of Professional Insurance Agencies issued in September 2009, pursuant to which an “insurance agency” refers to an agent that is instructed by and receives commissions from insurance companies to handle insurance services to the extent authorized by the insurance companies, including professional insurance agencies, sideline insurance agencies, and individual insurance agents. Professional insurance agencies and the sideline insurance agencies who are legal persons must obtain license relating to insurance agency operations from the CBIRC.

In December 2020, the CBIRC issued the Measures on the Supervision and Administration of Internet Insurance Business, which took effect on February 1, 2021 and replaced the Interim Measures on the Supervision and Administration of Internet Insurance Business issued in July 2015, pursuant to which internet insurance businesses shall be carried out by insurance institutions legally established, including insurance companies and insurance intermediaries, and the insurance institutions are required to run a self-operated online platform that satisfy certain conditions.
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
Regulations Related to Anti-monopoly and Anti-unfair Competition
According to the Anti-Unfair Competition Law of China, or the Anti-Unfair Competition Law, which was adopted by the Standing Committee of the National People’s Congress on September 2, 1993, became effective as of December 1, 1993, and last amended on April 23, 2019, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law in the production and operating activities. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.
In February 2021, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines, was promulgated by the Antimonopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position. Besides, the Anti-Monopoly Guidelines expressly states that concentration involving consolidated affiliated Chinese entities will also be subject to antitrust filing requirements.
On August 17, 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Draft for Comments), which detailed the implementation of the PRC Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. As of the date of this annual report, the draft has not been formally adopted.
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
According to the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland of China and Hong Kong entered into between Mainland China and Hong Kong on August 21, 2006, if the
non-PRC
parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest of the PRC foreign-invested enterprise which pays the dividends and interests, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland of China and other applicable laws. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the STA on February 20, 2009, and came into effect on the same date, if the relevant PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a transaction or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the STA on February 3, 2018, and effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland of China and Hong Kong.
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

The State Council approved, and the STA and the Ministry of Finance officially launched a pilot value-added tax reform program starting from January 1, 2012, or the VAT Pilot Program, applicable to businesses in selected industries. Businesses in the VAT Pilot Program would pay value-added tax instead of business tax. The VAT Pilot Program was initiated in Shanghai, then further applied to 10 additional regions such as Beijing and Guangdong province. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of China on Business Tax and Amending the Provisional Regulations of China on Value-added Tax, according to which, all enterprises and individuals engaged in the sale of goods, the provision of processing, repairing and replacement labor services, sales of services, intangible assets, real property and the importation of goods within the territory of China are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. According to the Notice of the Ministry of Finance and the STA on Adjusting Value added Tax Rates, issued on April 4, 2018, and became effective on May 1, 2018, the value-add
tax rates of 17% and 11% applicable to the taxpayers who have value-added tax taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Notice of the Ministry of Finance, the STA and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform, issued on March 20, 2019, and became effective on April 1, 2019, such value added tax rate was reduced to 13% and 9%, respectively. According to a series of announcements published by the MOF and the STA, the value-added tax rate applicable to the small-scale taxpayers is reduced to 1% from March 1, 2020 to March 31, 2022, except for small-scale taxpayers in Hubei province that were exempted from paying value-added tax until March 31, 2021. Since April 1, 2022 to December 31, 2022, small-scale taxpayers are exempted from paying value-added tax.
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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.
The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or the business is mainly carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after completion of the
follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. As of the date of this annual report, these drafts have not been formally adopted.
Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.
C.
Organizational Structure
The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated affiliated Chinese entities as of December 31, 2021.

Notes:

(1)	For further details about the indirect ownership of Qunar Cayman Islands Limited, see “Item 4. Information on the Company — A. History and Development of the Company.”

(2)	Indirectly owned through Ctrip Travel Holding, a Cayman Islands company, and its Hong Kong subsidiary, Ctrip Travel Holding (Hong Kong) Limited.

(3)	Indirectly owned through Ctrip Investment (Shanghai) Co., Ltd., a PRC company.

(4)	Indirectly owned through Queen’s Road Travel Information Limited, a Hong Kong company.

(5)	Min Fan and Qi Shi hold 99.5% and 0.5% of the equity interest in Chengdu Ctrip Travel Agency Co., Ltd., respectively.

(6)	Bo Sun and Maohua Sun hold 89.8% and 10.2% of the equity interest in Shanghai Ctrip Commerce Co., Ltd., respectively.

(7)	Hui Cao and Hui Wang hold 60% and 40% of the equity interest in Beijing Qu Na Information Technology Co., Ltd., respectively.
We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by our consolidated affiliated Chinese entities. We conduct a majority of our business through our wholly-owned subsidiaries in China. Due to the current restrictions on foreign ownership of travel agency and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and our consolidated affiliated Chinese entities. Our significant consolidated affiliated Chinese entities included Ctrip Commerce, Shanghai Huacheng, Chengdu Ctrip, and Qunar Beijing as of December 31, 2021. From time to time, we amended and restated the contractual arrangements that we had entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. We have entered into additional contractual arrangements based on substantially the same series of amended and restated forms with our other consolidated affiliated Chinese entities subsequent to our adoption of these forms, and plan to enter into substantially the same series of agreements with all of our future consolidated affiliated Chinese entities. From 2015 to 2021, we further optimized the functions of our various consolidated affiliated Chinese entities to avoid duplicative operations among these consolidated affiliated Chinese entities.
As of the date of this report, some of our directors and officers are principal record owners of our consolidated affiliated Chinese entities. Each of them has signed an irrevocable power of attorney to appoint the primary beneficiary of the applicable consolidated affiliated Chinese entity or its designated person, as attorney-in-fact
to vote, by itself or any other person to be designated at its discretion, on all matters of our consolidated affiliated Chinese entities. Each power of attorney will remain effective during the existence of the applicable consolidated affiliated Chinese entity.

D.

Property, Plants and Equipment
Our principal place of business is located in Shanghai, China, where we own over 179,000 square meters of customer service center, principal sales, marketing and development facilities, and administrative offices. We also own and occupy another customer service center in Nantong, China with a total floor area of 80,000 square meters.
As of February 28, 2022, we leased offices and data centers with an aggregate gross floor area of over 67,000 square meters.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form
20-F.
This annual report contains forward-looking statements. See “Forward-Looking Statement.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information — D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
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
In 2021, we derived approximately 41%, 34%, 6%, 7%, and 12% of our total revenues from our accommodation reservation, transportation ticketing, packaged tour, corporate travel, and other products and services, respectively.
In 2021, we generated our revenues primarily from the Greater China, based on the geographic location of our websites. See Notes 22 to our audited consolidated financial statements included elsewhere in this annual report for further information. Also as part of our international strategy, we consummated the acquisition transaction of the United Kingdom-based Skyscanner in December 2016 and maintained its independent management of operations as part of the Trip.com Group to complement our positioning at a global scale.
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
epidemics, or fear of spread of contagious diseases, (ii) geopolitical uncertainty, political unrest, or civil strife, (iii) natural disasters or poor weather conditions, such as hurricanes, earthquakes, or tsunamis, and (iv) any travel restrictions or other security procedures implemented in connection with any major events in key markets. While we have demonstrated the resilience of our business model during the current
COVID-19
pandemic, our financial condition, results of operations, and cash flows for 2020 and 2021 were affected by the downturn in the travel industry and general economy associated with the
COVID-19
pandemic, and the impact may continue in subsequent periods. For details, see “—Impact of the
COVID-19
Pandemic on Our Operations.”
Despite the ongoing adverse impact to the global economy and travel industry in 2021 due to the
COVID-19
pandemic, we expect the economy and travel industry to resume growth in 2022 and beyond.
The depth and breadth of our travel offerings
Our results of operations depend on the effectiveness of our product and service offerings and our ability to broaden our offerings to appeal to wider audience, which contributes to our GMV growth. We offer a comprehensive suite of travel products and services leveraging our network of ecosystem partners. Our relationships with the expanding pool of ecosystem partners enable us to provide diverse selection of travel offerings from budget to premium products and services, including long-tail and customized products, to satisfy the needs of our user base. In addition, we have been upgrading our open platform that connects us with domestic and international travel partners, search engines,
e-commerce
platforms, and other ecosystem partners to expand our business opportunities.
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
Our ability to strengthen our brand recognition and maintain market position
We operate some of the most recognized travel brands. Our ability to strengthen our brand recognition and maintain our market position among the OTA platforms is critical for us to build and maintain relationships with our users and ecosystem partners. We have built a number of well-known travel brands in China and globally, and have solidified our market position over the past two decades. In order to strengthen our brand recognition and maintain market position, we may need to increase our investments in marketing activities, product and service development, and user and ecosystem partner engagement, which may affect our operating margin.
Our market position and our ability to attract new users and continue to retain and engage our existing users also depends on our ability to continue to provide users with superior experiences. For years, we have been consistently enhancing our technology, product, service, and content offerings, and user interfaces to offer a personalized, convenient, enjoyable, and inspirational user experience. We have also been continuously catering to our users’ diverse needs and evolving preferences.
Our ability to enhance operating efficiency
Our results of operations have been, and will continue to be, affected by our ability to improve our operating efficiency, especially through investment in technology. As our business continues to scale up, it is essential to improve operating efficiency to enhance the competitiveness of our platform. For example, our AI capabilities coupled with our in-depth travel insights accumulated throughout our operating history allow us to curate suitable travel products and offer personalized recommendations to individual users, which enables significant cross-selling opportunities on our platform. In addition, we apply various AI technologies to achieve effective and precise marketing with reduced cost. In the future, we will continue to invest in technology to further enhance our operations, which may increase our capital expenditure or operating costs but will improve our operating and cost efficiency and service quality in the long run.

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
Impact of
COVID-19
on Our Operations
Our results of operations for the year ended December 31, 2021 have been significantly and negatively impacted by the
COVID-19
pandemic. The pandemic drove a significant decline in travel demand resulting in reservation cancelations and reduced new orders. In response to the
COVID-19
pandemic, we have swiftly adopted cost control measures to mitigate a significant slowdown in user demand. As the
COVID-19
pandemic is still evolving, we will continuously review the provisions for losses and make adjustment accordingly.
For the year ended December 31, 2021, our financial performance was materially and adversely affected as a result of the domestic and international travel restrictions and significant incremental costs and expenses incurred to facilitate our users’ cancelations and refund requests. While we have seen recovery in the China travel market in 2021 due to the substantial containment of the
COVID-19
pandemic in China, we have seen a slower recovery of the international travel market, and in turn, a slower recovery of our international business. In addition, we made provisions for the expected difficulty in collection of receivables, which resulted in additional allowance for expected credit losses from the receivables due from our customers, and significant downward adjustments and impairment to our long-term investments, as the impacts of the
COVID-19
pandemic on certain of our long-term investments are considered to be other than temporary. In 2021, we recognized allowance for credit losses of RMB141 million (US$22 million) and impairments of long-term investments of RMB96 million (US$15 million), compared to RMB700 million and RMB905 million in the same period in 2020, respectively. As of December 31, 2021, our long-term investments consisted of debt investment of RMB16.5 billion (US$2.6 billion) and equity investments of RMB28.5 billion (US$4.5 billion). While the duration and the development of the pandemic is difficult to predict, our performance generally improved in 2021 compared to 2020, in terms of our key financial metrics such as revenues and net loss, benefiting from the containment of the
COVID-19
pandemic in China in 2021.
The global spread of
COVID-19
pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be reasonably predicted. In 2021 and early 2022, there were several waves of
COVID-19
infections emerged in various regions of China. In response to those emerged cases, precautionary measures, including varying levels of travel restrictions, quarantine and testing requirements, and encouragement of reduced travel, were reinstated in China. These measures reduce users’ demand for our products, and materially and adversely affected our results of operations in 2021 and potentially beyond. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Pandemics (such as
COVID-19),
epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”
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

	Year-Ended December 31,
	2019	2020	2021
Revenues:
Accommodation reservation	38%	39%	41%
Transportation ticketing	39%	39%	34%
Packaged tours	13%	7%	6%
Corporate travel	4%	5%	7%
Others	6%	10%	12%
Total revenues	100%	100%	100%
Under most circumstances, we do not take ownership of the products and services being sold and act as an agent in substantially all of our transactions. Our risk of loss due to obligations for canceled hotel and airline ticket reservations is thus relatively remote. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.
Since current PRC laws and regulations impose substantial restrictions on foreign ownership of travel agency and value-added telecommunications businesses in China, we conduct part of our transportation ticketing and packaged-tour businesses through our consolidated affiliated Chinese entities. Historically, we generated a portion of our revenues from fees charged to these entities. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Arrangements with Consolidated Affiliated Chinese Entities” for a description of our relationship with these entities.
Accommodation Reservation
. Accommodation reservation revenue constitutes a significant source of our revenues. In 2019, 2020 and 2021, revenues from our accommodation reservation business accounted for RMB13.5 billion, RMB7.1 billion and RMB8.1 billion (US$1.3 billion), representing 38%, 39% and 41% of our total revenues, respectively.
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
Transportation Ticketing
. In 2019, 2020 and 2021, revenues from our transportation ticketing business accounted for RMB14.0 billion, RMB7.1 billion and RMB6.9 billion (US$1.1 billion), representing 39%, 39% and 34% of our total revenues, respectively.
We operate our transportation ticketing business primarily through our wholly-owned subsidiaries, consolidated affiliated Chinese entities, and a network of ecosystem partners. Commissions from transportation ticketing rendered are recognized after tickets are issued as this is when our performance obligation is satisfied.
Packaged tours
. In 2019, 2020 and 2021, our packaged-tour revenue was RMB4.5 billion, RMB1.2 billion and RMB1.1 billion (US$173 million), respectively. We bundle the packaged-tour products and services and receive referral fees from ecosystem partners for packaged-tour products and services through our platform. Referral fees are recognized on the departure date of the packaged tours as this is when our performance obligation is satisfied.

Corporate Travel.
Our corporate travel revenue primarily includes commissions from transportation ticket booking, accommodation reservation, and packaged-tour services rendered to corporate clients. In 2019, 2020 and 2021, revenues from our corporate travel services accounted for RMB1.3 billion, RMB877 million and RMB1.3 billion (US$211 million), respectively. We contract with corporate clients based on a service fee model. Travel reservations are made via online and offline services for transportation ticket booking, accommodation reservation, and packaged-tour services. Corporate travel revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.
Other Businesses.
Our other businesses primarily consist of online advertising services and financial services. In 2019, 2020 and 2021, revenues from other business accounted for RMB2.5 billion, RMB1.9 billion and RMB2.5 billion (US$396 million), respectively. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided. The financial service revenues mainly represent the platform service fees from third-party financial institutions that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period.
Cost of Revenues
Cost of revenues primarily consists of payroll compensation of customer service center personnel, credit card service fees, payments to ecosystem partners, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals, direct cost of financial service and related expenses incurred by our platform that are directly attributable to the rendering of our travel-related services and other businesses.
Cost of revenues as a percentage of our net revenues was 21%, 22% and 23% in 2019, 2020 and 2021, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China, high efficiency of our customer service system and efficiency of our enhanced website operations.
Operating Expenses
Operating expenses consist primarily of product development expenses, sales and marketing expenses and general and administrative expenses, all of which include share-based compensation expense. In 2021, we recorded RMB1.7 billion (US$264 million) of share-based compensation expense, compared to RMB1.9 billion in 2020 and RMB1.7 billion for 2019. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.
Product development expenses primarily include expenses that we incur to develop our ecosystem partner network and expenses that we incur to maintain, monitor, and manage our platform. Product development expenses as a percentage of our net revenues was 30%, 42% and 45% in 2019, 2020 and 2021, respectively.
Sales and marketing expenses primarily include payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Sales and marketing expenses as a percentage of our net revenues was 26%, 24% and 25% in 2019, 2020 and 2021, respectively.
General and administrative expenses primarily include payroll compensation, benefits and travel expenses for our administrative staff, credit losses, professional service fees, and administrative office expenses. General and administrative expenses as a percentage of our net revenues was 9%, 20% and 15% in 2019, 2020 and 2021, respectively.
Taxation
Our effective income tax rate was 19%,
-29%
and
-57%
for 2019, 2020 and 2021, respectively. The change in our effective income tax rate from 2020 to 2021 was mainly due to the non-taxable
fair value changes in equity securities investments and exchangeable senior notes, as well as the change in valuation allowance provided to deferred tax assets. The change in our effective income tax rate from 2019 to 2020 was mainly due to valuation allowances provided against the deferred tax assets associated with the accumulated loss, the non-deductible
share-based compensation expenses, the fair value changes in equity securities investments and exchangeable senior notes, as well as non-taxable
gain on deconsolidation of a subsidiary.

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
China
Pursuant to the PRC Enterprise Income Tax Law, companies established in China are generally subject to enterprise income tax at a statutory rate of 25%. The 25% rate applies to most of our subsidiaries and consolidated affiliated Chinese entities established in China. Some of our PRC subsidiaries and consolidated affiliated Chinese entities, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Qunar Software, Qunar Beijing, Beijing Hujinxinrong, Ctrip Business Travel, Shanghai Xielv Information, Chengdu Ctrip, Chengdu Ctrip International, and Chengdu Information benefit from a preferential tax rate of 15% by either qualifying as HNTEs or qualifying under the Western Regions Catalog under the PRC Enterprise Income Tax Law as follows:

•
In 2020, Ctrip Computer Technology, Ctrip Travel Information, and Ctrip Travel Network reapplied for their qualification as HNTE, which were approved by the relevant government authority. Thus, these subsidiaries are entitled to a preferential income tax rate of 15% from 2020 to 2022 as long as they maintained their qualifications for HNTEs that are subject to verification by competent authorities and renewals every three years. In 2021, Qunar Software and Qunar Beijing have renewed their HNTE certificates and are continued with a preferential income tax rate of 15% from 2021 to 2023. Beijing Hujinxinrong is also a HNTE entitled to a preferential income tax rate of 15% from 2019 to 2021 and is applying for renewal of its qualification. In addition, Ctrip Business Travel and Shanghai Xielv Information were designated by relevant local authorities in Shanghai as HNTEs for the first time in 2021 and are entitled to a preferential income tax rate of 15% till 2023.

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

In 2019, 2020 and 2021, our subsidiaries received financial subsidies from the government authorities globally in the amount of approximately RMB589 million, RMB601 million and RMB550 million (US$86 million), respectively, which we recorded as other income upon cash receipt. Such financial subsidies were granted to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive financial subsidies in the future.
Pursuant to the China’s VAT reform, from April 1, 2019 to December 31, 2022, general tax payers engaged in certain industries, including the travel and entertainment industry, are allowed to claim an additional 10% or 15% super-credit on their input VAT (with the 15% rate applicable from October 1, 2019). This super-credit amount can be deducted from VAT payable, and any remaining amount can be transferred to the next filing period for credit.
If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% may be imposed on dividends that non-PRC
resident enterprise holders of our ordinary shares or ADSs receive from us and on gains realized on their sale or other disposition of ordinary shares or ADSs, if such income is considered income derived from within China. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Corporate Structure—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while our consolidated affiliated Chinese entities can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.”
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
Revenue Recognition
. We recognize revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Under which, our revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts for merchant business where we undertake substantive inventory risks by pre-purchasing
inventories. Revenue from accommodation reservation services, transportation ticketing services, packaged tours, and corporate travel are substantially recognized at a point of time when the performance obligations are satisfied. Revenue from other businesses comprise primarily of online advertising services and financial services, which are recognized ratably over time.
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

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, growth rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows.
Fair Value of
Available-for-sale
Debt Investments.
We had
available-for-sale
debt investments as set out in Note 8 to our audited consolidated financial statements included in elsewhere in this annual report. We report available-for-sale
debt investments at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets.
Management determined the fair value of these Level 3 investments based on income approach using various unobservable inputs. Valuation techniques are certified by an independent and recognized international business valuer before being implemented for valuation and are calibrated to ensure that outputs reflect market conditions. Valuation models established by the valuer make the maximum use of market inputs and rely as little as possible on our own specific data. However, it should be noted that some inputs, such as revenue growth rate and lack of marketability discounts, require management estimates. Management estimates and assumptions are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions changed significantly, it may lead to a material change in the fair value of available-for-sale
debt investments. The fair values of the
available-for-sale
debt investments are set out in Note 7 to the audited consolidated financial statements included elsewhere in this annual report.
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
We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. When indicators of impairment exist, we also prepare quantitative measurements of the fair value of our investments using income or market approach, which requires the use of unobservable inputs, such as revenue growth rate, weighted average cost of capital, selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable. The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.
Goodwill,
 Intangible Assets and Long-Lived Assets
. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in its subsidiaries and consolidated affiliated Chinese entities. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if an indication of impairment exists. We first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of our company. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. For the quantitative assessment of goodwill impairment, we compare the fair value of the unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We evaluate if goodwill impairment may be indicated on quarterly basis and performs the annual goodwill impairment test as of December 31. As of December 31, 2021, we qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, our overall financial performance and the share price, and concluded by weighing all these factors in their entirety that it was not more likely than not the fair value of our single reporting unit was lower than its carrying value. There was no impairment of goodwill during the years ended December 31, 2019, 2020 and 2021. Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete
agreements, customer list, supplier relationship, technology, business relationship and payment business license. We amortize intangible assets on a straight-line basis over their estimated useful lives, which is 3 to 15 years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. We evaluate indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. Judgment in estimating the fair value of these intangible assets includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each asset group. Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, we recognize impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value. In 2019, 2020 and 2021, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge.

Share-Based Compensation
. We follow ASC 718 “Stock Compensation to account for the share-based payments. We recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award. We applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns. Expected dividend yield is determined in view of our historical dividend payout rate and future business plan. We estimate expected volatility at the date of grant based on historical volatilities. We recognize compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods. If the fair value of the underlying equity and any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.
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

Deferred Tax Valuation Allowances
. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. In assessing the realizability of deferred tax assets, we generally consider cumulative pre-tax losses for recent years to be a significant negative indicator regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. Our future realization of our deferred tax assets also depends on certain other factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire and the outlook for the economy and our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. Changes in these factors and assumptions could materially affect the valuation allowance on our deferred tax assets. As of December 31, 2019, 2020 and 2021, we recorded deferred tax assets, net of valuation allowances, of RMB976 million, RMB1.4 billion and RMB1.7 billion (US$265 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2019, 2020 and 2021, a valuation allowance of RMB482 million, RMB589 million and RMB892 million, respectively, was provided primarily for net operating losses where it is more likely than not that the deferred tax assets resulting from such losses of certain subsidiaries will not be realized.
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
Significant judgments and assumptions are required to estimate the allowance for expected credit losses on receivables from and prepayments to customers and such assumptions may change in future periods, particularly the assumptions related to the impact of the
COVID-19
pandemic on the business prospects and financial condition of customers and our ability to collect the receivable or recover the prepayment. As of December 31, 2019, 2020 and 2021, the allowance for expected credit losses was RMB256 million, RMB799 million and RMB815 million (US$128 million), respectively. Comparing to 2019, the increase of allowance for expected credit losses in 2020 and 2021 was primarily attributable to the increased receivables mainly due to the refunds for reservation cancelations that we paid on behalf our ecosystem partners that are subject to the increased credit risks as a result of the
COVID-19
pandemic.

Results of Operations
The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in millions)
Revenues:
Accommodation reservation	13,514	38	7,132	39	8,148	1,279	41
Transportation ticketing	13,952	39	7,146	39	6,905	1,084	34
Packaged tours	4,534	13	1,241	7	1,105	173	6
Corporate travel	1,255	4	877	5	1,347	211	7
Others	2,461	6	1,931	10	2,524	396	12
Total revenues	35,716	100	18,327	100	20,029	3,143	100
Less: Sales tax and surcharges	(50)	(0)	(11)	(0)	(6)	(1)	(0)
Net revenues	35,666	100	18,316	100	20,023	3,142	100
Cost of revenues	(7,372)	(21)	(4,031)	(22)	(4,598)	(721)	(23)
Gross profit	28,294	79	14,285	78	15,425	2,421	77
Operating expenses:
Product development (1)	(10,670)	(30)	(7,667)	(42)	(8,992)	(1,411)	(45)
Sales and marketing (1)	(9,295)	(26)	(4,405)	(24)	(4,922)	(772)	(25)
General and administrative (1)	(3,289)	(9)	(3,636)	(20)	(2,922)	(459)	(14)
Total operating expenses	(23,254)	(65)	(15,708)	(86)	(16,836)	(2,642)	(84)
Income/(loss) from operations	5,040	14	(1,423)	(8)	(1,411)	(221)	(7)
Interest income	2,094	6	2,187	12	2,132	335	11
Interest expense	(1,677)	(5)	(1,716)	(9)	(1,565)	(246)	(8)
Other income/(expense)	3,630	10	(273)	(1)	373	58	2
Income/(loss) before income tax expense and equity in income/(loss) of affiliates	9,087	25	(1,225)	(6)	(471)	(74)	(2)
Income tax expense	(1,742)	(5)	(355)	(2)	(270)	(42)	(1)
Equity in (loss)/income of affiliates	(347)	(1)	(1,689)	(9)	96	15	0
Net income/(loss)	6,998	19	(3,269)	(17)	(645)	(101)	(3)
Net loss attributable to non-controlling interests	57	0	62	0	95	15	0
Accretion to redemption value of redeemable non-controlling interests	(44)	(0)	(40)	(0)	—	—	—
Net income/(loss) attributable to Trip.com Group Limited	7,011	19	(3,247)	(17)	(550)	(86)	(3)

Note:

(1)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in millions)
Product development	(919)	(3)	(964)	(5)	(802)	(126)	(4)
Sales and marketing	(144)	(0)	(159)	(1)	(149)	(23)	(1)
General and administrative	(651)	(2)	(750)	(4)	(730)	(115)	(4)
Any discrepancies in the above table between the amounts or percentages identified as total amounts or percentages and the sum of the amounts or percentages listed therein are due to rounding.

2021 compared to 2020
Revenues
Total revenues increased by 9% to RMB20.0 billion (US$3.1 billion) in 2021 from RMB18.3 billion in 2020, primarily due to the general containment of the
COVID-19
pandemic in China, partially offset by the
re-emergence
of
COVID-19
infection in certain regions in China in January, February and the second half of 2021.
Accommodation Reservation
. Accommodation reservation revenue increased by 14% to RMB8.1 billion (US$1.3 billion) in 2021 from RMB7.1 billion in 2020. This was in line with the 25% increase in accommodation reservation GMV which was primarily due to the recovery of China’s domestic market and people’s increased demand for inter-provincial travel and intra-provincial staycation, especially during the first half of 2021.
Transportation Ticketing
. Transportation ticketing revenue decreased by 3% to RMB6.9 billion (US$1.1 billion) in 2021 from RMB7.1 billion in 2020. Transportation GMV increased by 22% in 2021 as a result of the recovery of China’s domestic market. The discrepancy was primarily due to the abnormally high take rate in 2020 as a result of lower domestic air ticket prices during the pandemic. The take rate level has generally returned to normal in 2021.
Packaged tours
. Packaged tours revenues decreased by 11% to RMB1.1 billion (US$173 million) in 2021 from RMB1.2 billion in 2020, primarily due to the relatively slow recovery of group travel in response to the
COVID-19
pandemic.
Corporate Travel.
Corporate travel revenues increased by 54% to RMB1.3 billion (US$211 million) in 2021 from RMB877 million in 2020, primarily driven by expansion in corporate customer base and an optimized product mix beginning from the third quarter of 2021.
Others
. Other revenues increased by 31% to RMB2.5 billion (US$396 million) in 2021 from RMB1.9 billion in 2020, primarily due to the strong growth of our financial services and advertisement services.
Cost of Revenues
Cost of revenues increased by 14% to RMB4.6 billion (US$721 million) in 2021 from RMB4.0 billion in 2020, generally in line with the revenues increase in the same year, primarily due to an increase in credit card service fee and customer service related expenses.
Operating Expenses
Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.
Product Development.
Product development expenses increased by 17% to RMB9.0 billion (US$1.4 billion) in 2021 from RMB7.7 billion in 2020, primarily due to an increase in product development personnel related expenses.
Sales and Marketing
. Sales and marketing expenses increased by 12% to RMB4.9 billion (US$772 million) in 2021 from RMB4.4 billion in 2020, primarily due to an increase in sales and marketing related activities.
General and Administrative
. General and administrative expenses decreased by 20% to RMB2.9 billion (US$459 million) in 2021 from RMB3.6 billion in 2020, primarily due to a decrease in allowance for credit losses booked for our travel suppliers reflecting the change in credit risk with travel industry recovery.
Interest Income
Interest income decreased by 3% to RMB2.1 billion (US$335 million) in 2021 from RMB2.2 billion in 2020, primarily due to a decrease in long-term held to maturity deposits in 2021.

Interest Expense
Interest expense decreased by 9% to RMB1.6 billion (US$246 million) in 2021 from RMB1.7 billion in 2020, primarily due to fluctuation in the principal amount of both short-term and long-term debt in 2021.
Other (Expense)/ Income
Other income was RMB373 million (US$58 million) in 2021, compared to other expense of RMB273 million in 2020. Other income in 2021 primarily consists of the RMB550 million (US$86 million) subsidy income, partially offset by the RMB170 million (US$27 million) fair value loss of equity securities investments and exchangeable senior notes. Other expense in 2020 primarily consisted of the RMB612 million fair value loss of equity securities investments and exchangeable senior notes, the RMB602 million loss on disposal of long-term investments and the RMB905 million impairments of long-term investments in 2020, partially offset by the RMB 1.1 billion gain on deconsolidation of subsidiaries.
Income Tax Expense
Income tax expense decreased to RMB270 million (US$42 million) in 2021 from RMB355 million in 2020. Our effective income tax rate in 2021 was -57%, as compared to -29% in 2020. The change in our effective income tax rate from 2020 to 2021 was primarily due to combined impacts of change in respective profitability of our subsidiaries with different tax rates and certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes.
Equity in (Loss)/Income of Affiliates
Equity in income of affiliates was RMB96 million (US$15 million) in 2021, compared to equity in loss of affiliates of RMB1.7 billion in 2020. This was primarily due to the loss incurred from our equity method investments in 2020, mainly in MakeMyTrip, whose operating results were significantly impacted by the
COVID-19
pandemic in 2020.
2020 compared to 2019
Revenues
Total revenues decreased by 49% to RMB18.3 billion in 2020 from RMB35.7 billion in 2019, primarily due to the negative impact from the
COVID-19
pandemic in China and globally.
Accommodation Reservation
. Accommodation reservation revenue decreased by 47% to RMB7.1 billion in 2020 from RMB13.5 billion in 2019, primarily due to the decrease in the accommodation reservation GMV facilitated by our platform in 2020 by 47% as a result of the reduction in the traveling demand of our Chinese and international users due to the
COVID-19
pandemic in China and globally.
Transportation Ticketing
. Transportation ticketing revenue decreased by 49% to RMB7.1 billion in 2020 from RMB14.0 billion in 2019, primarily due to the decrease in the transportation ticketing GMV facilitated by our platform in 2020 by 57% as a result of the reduction in the traveling demand of our Chinese and international users due to the
COVID-19
pandemic in China and globally.
Packaged tours
. Packaged tours revenues decreased by 73% to RMB1.2 billion in 2020 from RMB4.5 billion in 2019, primarily due to the cross-region travel restrictions in China and global in response to the
COVID-19
pandemic.
Corporate Travel.
Corporate travel revenues decreased by 30% to RMB877 million in 2020 from RMB1.3 billion in 2019, primarily due to the decrease in the travel demand for our corporate clients as a result of the
COVID-19
pandemic.
Others
. Other revenues decreased by 22% to RMB1.9 billion in 2020 from RMB2.5 billion in 2019, primarily due to the decrease in the advertising revenue primarily due to weakness in online advertising demand as our advertising clients, including our ecosystem partners, were negatively impacted by the
COVID-19
pandemic.

Cost of Revenues
Cost of revenues decreased by 45% to RMB4.0 billion in 2020 from RMB7.4 billion in 2019, which was in line with the revenue decrease in the same year.
Operating Expenses
Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.
Product Development.
Product development expenses decreased by 28% to RMB7.7 billion in 2020 from RMB10.7 billion in 2019, primarily due to a decrease in product development personnel related expenses.
Sales and Marketing
. Sales and marketing expenses decreased by 53% to RMB4.4 billion in 2020 from RMB9.3 billion in 2019, primarily due to a decrease in sales and marketing related activities during the
COVID-19
pandemic.
General and Administrative
. General and administrative expenses increased by 11% to RMB3.6 billion in 2020 from RMB3.3 billion in 2019, primarily due to credit losses for the increased receivables mainly attributable to the refunds for reservation cancelations that we paid on behalf of our ecosystem partners that are subject to the increased credit risk as a result of the
COVID-19
pandemic.
Interest Income
Interest income increased by 4% to RMB2.2 billion in 2020 from RMB2.1 billion in 2019, primarily due to an increase in short-term investments, held to maturity deposits and financial products in 2020.
Interest Expense
Interest expense increased by 2% to RMB1.7 billion in 2020 from RMB1.7 billion in 2019, primarily due to fluctuation in the principal amount of both short-term and long-term debt in 2020.
Other Income/(Expense)
Other expense was RMB273 million in 2020, compared to other income of RMB3.6 billion in 2019, primarily due to the RMB612 million fair value loss of equity securities investments and exchangeable senior notes for the year ended December 31, 2020 and the RMB2.3 billion fair value gain of equity securities investments for the year ended December 31, 2019.
Income Tax Expense
Income tax expense decreased significantly to RMB355 million in 2020 from RMB1.7 billion in 2019, primarily due to a decrease in our taxable income.
Equity in Loss of Affiliates
Equity in loss of affiliates increased significantly to RMB1.7 billion in 2020 from RMB347 million in 2019, primarily due to the losses incurred from our equity method investments, mainly in MakeMyTrip, whose operating results were significantly impacted by the
COVID-19
pandemic.
Inflation
Inflation in China has not materially impacted our results of operations. According to NBS, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.2%, respectively. Inflation in recent years has been associated with food and other consumption items and minimum wages in China. Consumption items do not represent major direct cost items for our business. While personnel costs represent a material part of our total operating costs and expenses, inflation in minimum wages in China primarily affects certain categories of our non-managerial
staff costs while increases in total personnel costs of our business remain manageable. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.

Liquidity and Capital Resources
Liquidity
The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by/(used in) operating activities	7,333	(3,823)	2,475	388
Net cash used in investing activities	(2,413)	(3,821)	(4,148)	(651)
Net cash (used in)/provided by financing activities	(9,256)	6,025	3,919	615
Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	309	(713)	(465)	(73)
Net (decrease)/increase in cash and cash equivalents, restricted cash	(4,027)	(2,332)	1,781	279
Cash and cash equivalents, restricted cash, beginning of year	25,774	21,747	19,415	3,047
Cash and cash equivalents, restricted cash, end of year	21,747	19,415	21,196	3,326
Net cash provided by operating activities amounted to RMB2.5 billion (US$388 million) in 2021, which was primarily attributable to (i) our net loss of RMB645 million (US$101 million), (ii) an add-back
of RMB3.4 billion (US$535 million) in
non-cash
expense or loss items relating to share-based compensation expenses, depreciation and amortization expenses, loss from changes in fair value for equity securities investment and exchangeable senior notes, and allowance for credit losses, and (iii) an increase in accounts payables of RMB1.5 billion (US$237 million). The foregoing were partially offset by (i) an increase in prepayments and other current assets of RMB560 million (US$88 million), (ii) an increase in accounts receivable of RMB468 million (US$73 million), (iii) a decrease in other payables and accruals of RMB463 million (US$73 million), and (iv) deferred income tax benefits of RMB337 million (US$53 million).
Net cash used in operating activities amounted to RMB3.8 billion in 2020, which was primarily attributable to (i) our net loss of RMB3.3 billion in 2020, (ii) a decrease in accounts payable of RMB7.8 billion in 2020, mainly due to a decrease in new bookings of hotel, transportation ticketing, and packaged-tour services during the
COVID-19
pandemic, which were exceeded by settlement, (iii) a decrease in advances from customers of RMB4.1 billion, mainly due to a decrease in demand for packaged tours, transportation ticketing, and accommodation services, (iv) a decrease in salary and welfare payable of RMB1.3 billion, mainly due to a decrease in personnel related expenses, (v) a decrease in other payables and accruals of RMB1.3 billion, mainly due to a decrease in accrued operating related expenses, and (vi) the gain on deconsolidation of subsidiaries of RMB1.1 billion. The foregoing were partially offset by (i) an add-back
of RMB4.1 billion in
non-cash
expense or loss items, mainly relating to share-based compensation expenses, depreciation and amortization expenses, allowance for credit losses, and amortization of ROU assets; (ii) a decrease in prepayments and other current assets of RMB3.8 billion, mainly due to a decrease in prepayment for packaged tours and accommodation services; (iii) a decrease in accounts receivable of RMB3.2 billion, mainly due to a decrease of corporate travel management services and credit card payments from our individual users for transportation ticket booking; (iv) the equity in loss of affiliates of RMB1.7 billion mainly in MakeMyTrip; (v) the impairments of long-term investment of RMB905 million; (vi) a decrease in due from related parties of RMB821 million. Our operating cash flow results in 2020 were adversely impacted as a result of the
COVID-19
pandemic.

Net cash provided by operating activities amounted to RMB7.3 billion in 2019, which was primarily attributable to (i) our net income of RMB7.0 billion in 2019; (ii) an add-back
of RMB3.9 billion in
non-cash
expense or loss items, mainly relating to share-based compensation expenses, depreciation and amortization expenses, and amortization of ROU assets; (iii) an increase in advances from customers of RMB2.2 billion, mainly due to an increase in demand for packaged tours, transportation ticketing, and accommodation services; (iv) an increase in other payables and accruals of RMB1.2 billion, mainly due to an increase in accrued operating related expenses; (v) an increase in salary and welfare payable of RMB1.1 billion, mainly due to an increase in personnel related expenses; and (vi) an increase in accounts payable of RMB540 million, mainly due to an increase in hotel, transportation ticketing, and packaged-tour services, as we are generally entitled to certain credit terms from our suppliers. These increases were partially offset by (i) changes in fair value for equity investments measured at fair value of RMB2.3 billion; (ii) an increase in prepayments and other current assets of RMB2.2 billion, mainly due to an increase in prepayment for packaged tours, transportation ticketing, and accommodation services; (iii) an increase in accounts receivable of RMB2.0 billion, mainly due to an increase of corporate travel management services, hotels, and credit card payments from our individual customers for transportation ticket booking; (iv) an increase in due from related parties of RMB1.1 billion; (v) the gain on disposal and settlement of long-term investment of RMB921 million.
Under PRC laws and regulations, our subsidiaries are required to set aside at least 10% of their respective after-tax
profits each year, if any, to statutory reserve funds, unless such reserve funds have reached 50% of their respective registered capital. These reserve funds are not distributable as cash dividends and dividends cannot be distributed until any losses from prior fiscal years have been offset. See “Item 3. Key Information —D. Risk Factors — Risks Relating to Our Corporate Structure — Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while our consolidated affiliated Chinese entities can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.”
Net cash used in investing activities amounted to RMB4.1 billion (US$651 million) in 2021, compared to net cash used in investing activities of RMB3.8 billion in 2020 and RMB2.4 billion in 2019. The increase in 2021 was primarily due to the decrease in net cash inflows provided by short-term investments and loan-related cash flows driven by our financial services, offset by a decrease in cash paid for long-term investments. The increase in 2020 was primarily due to an increase in cash paid for long-term investments which was offset by the fluctuations of short-term investments.
Net cash provided by financing activities amounted to RMB3.9 billion (US$615 million) in 2021, compared to net cash provided by financing activities of RMB6.0 billion in 2020 and net cash used in financing activities of RMB9.3 billion in 2019. We did not make any dividend payment in 2019, 2020 and 2021. Net cash flow in financing activities in 2021 was mainly due to the cash proceeds from the Global Offering and short-term loans, which were offset by the cash redemption with respect to the 2025 Hillhouse Notes and the 2025 Booking Notes. Net cash flow in financing activities in 2020 was mainly due to the cash proceeds from short-term loans, long-term loans and Exchangeable Senior Notes, which were offset by the cash redemption with respect to the 2020 Notes and cash put redemption for the 2025 Notes.
Capital Resources
As of December 31, 2021, our principal sources of liquidity have been cash generated from operating activities, borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our ordinary shares, convertible senior notes and exchangeable senior notes to investors and related parties and borrowings from third-party lenders. As of the date of this annual report, we had convertible senior notes outstanding in an aggregate principal amount of US$81 million, exchangeable senior notes outstanding in an aggregate principal amount of US$500 million and three major facility loans outstanding under which the aggregate outstanding principal balance was US$2.5 billion.
Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. The
COVID-19
pandemic had material and adverse impacts on our cash flow in 2020 and 2021 with potential continuing impacts on subsequent periods. However, based on our liquidity assessment, we believe that our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this annual report. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. See also “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — Pandemics (such as
COVID-19),
epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”

Off-balance
Sheet Arrangements
In connection with our air ticketing business, we are required by the China Air Transport Association and International Air Transport Association to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2021, the total quota of the air tickets that we were entitled to issue was up to RMB1.1 billion (US$171 million). The total amount of the deposit we paid was RMB147 million (US$23 million).
Based on the guarantee arrangements and historical experience, the maximum amount of the future payments is approximately RMB943 million (US$148 million), which is the guaranteed amount of the air ticket that we could issue rather than a financial guarantee. We will be liable to pay only when we issue the air tickets to our users and such payable is included in the accounts payable. Therefore, we believe the guarantee arrangements do not constitute any contractual and constructive obligation of us and has not recorded any liability beyond the amount of the tickets that have already been issued.
Material Cash Requirements
Our material cash requirements as of December 31, 2021 primarily include our debt obligations and capital expenditure commitments.
Our debt obligations consist of the principal amount and cash interests in connection with our convertible and exchangeable notes, term loans and other debts. Payment due within one year from December 31, 2021 for our debt obligations amounted to RMB40.4 billion (US$6.3 billion). Payment due after one year from December 31, 2021 for our debt obligations amounted to RMB10.3 billion (US$1.6 billion).
The following sets forth our major debt obligations for the year ended December 31, 2021 and subsequent period:

•
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

•
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

•
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

•
In July 2019, we entered into a facility agreement as a borrower with certain financial institutions for up to US$2.0 billion equivalent transferable term loan facility with a greenshoe option of up to US$500 million. The facilities have a
3-year
tenor. The proceeds borrowed under such facilities may be used for our general working capital requirements, including repayment of any existing financial indebtedness. As of December 31, 2021, US$1.5 billion was outstanding under this facility.

•
In April 2020, we entered into a facility agreement as a borrower with certain financial institutions for up to US$1.0 billion transferrable term and revolving loan facility with an incremental facility of up to US$500 million. The facilities have a
3-year
tranche and a
5-year
tranche. The proceeds borrowed under the facilities may be used for our general working capital requirements, including repayment of any existing financial indebtedness. As of December 31, 2021, US$1.0 billion was outstanding under this facility.

•
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

•
In October 2021, we entered into a facility agreement as a borrower with certain financial institutions for an up to US$1.5 billion transferrable term loan facility. The facility has a
3-year
tenor. The proceeds borrowed under this facility may be used for refinancing and other general corporate purposes. As of December 31, 2021, no amount was drawn down and outstanding.

Our capital expenditure commitments primarily consist of contracted future purchases of property, equipment and software. The unpaid purchase price due within one year after December 31, 2021 was RMB7 million (US$1 million) as of December 31, 2021. The unpaid purchase price due after one year from December 31, 2021 was RMB4 million (US$1 million).
We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021. While the above indicates our material cash requirements as of December 31, 2021, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.
Holding Company Structure
Trip.com Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated affiliated Chinese entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated affiliated Chinese entities in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of the other PRC subsidiaries and our consolidated affiliated Chinese entities is required to allocate a portion of its after-tax
profits after contribution of statutory reserve funds based on PRC accounting standards to a discretionary surplus funds at its discretion. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

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
D.
Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.

Critical Accounting Estimates
For our critical accounting estimates, see “Item 5. Operating and Financial Review And Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management
The names of our current directors and senior management, their ages as of the date of this annual report, and the principal positions with Trip.com Group Limited held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	52	Co-founder; Executive Chairman of the Board
Min Fan	56	Co-founder; Vice Chairman of the Board and President
Jane Jie Sun	53	Chief Executive Officer and Director
Cindy Xiaofan Wang	46	Chief Financial Officer and Executive Vice President
Neil Nanpeng Shen (1)(2)	54	Co-founder; Independent Director
Qi Ji (2)	55	Co-founder; Independent Director
Gabriel Li (1)	54	Vice Chairman of the Board, Independent Director
JP Gan (1) (2)	50	Independent Director
Robin Yanhong Li	53	Director
Dou Shen	42	Director

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

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
Biographical Information
James Jianzhang Liang
is one of the
co-founders
and the executive chairman of our company. He has served as a member of our board of directors since our inception and has been the chairman of the board since August 2003. Mr. Liang served as our chief executive officer from 2000 to 2006, and from March 2013 to November 2016. Mr. Liang has served as a director of MakeMyTrip Limited (Nasdaq: MMYT) since January 2016, a director of BTG Hotels Group (SHSE:600258) since January 2017, and a director of Tongcheng Travel Holdings Limited (formerly known as Tongcheng-Elong Holdings Limited) (SEHK: 0780) since 2016. Mr. Liang formerly served on the boards of Sina Corporation (Nasdaq: SINA, delisted and privatized in March 2021), Tuniu Corporation (Nasdaq: TOUR), eHi Car Services Limited (NYSE: EHIC, delisted and privatized in April 2019), 51job, Inc (Nasdaq: JOBS), Jiayuan.com International Ltd. (Nasdaq: DATE, delisted and privatized in May 2016), and Homeinns Hotel Group (Nasdaq: HMIN, delisted and privatized in April 2016). Mr. Liang has won many accolades for his contributions to the Chinese travel industry, including Best CEO in the Internet category in the 2016
All-Asia
Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. Mr. Liang obtained his master’s and bachelor’s degrees from Georgia Institute of Technology in the United States.
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
Executive Team Rankings in 2017, and China Best CFO Leadership Award by SNAI/ACCA/Korn Ferry in 2021. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company from 1997 to 1999. Ms. Wang has been a director of MakeMyTrip Limited (Nasdaq: MMYT) since August 2019. She also served on the board of directors of Huazhu Group Limited (Nasdaq: HTHT, SEHK: 1179) from January 2018 to July 2020. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology in 2013 and obtained her Bachelor’s degree from Shanghai Jiao Tong University in 1997. Ms. Wang is a Certified Public Accountant (CPA).
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
and served as
non-executive
co-chairman
of Homeinns Hotel Group (formerly Home Inns & Hotels Management Inc.) (Nasdaq: HMIN, delisted), a leading economy hotel chain in China, which commenced operations in July 2002. Currently, Mr. Shen also serves as a director of a number of public and private companies, including a non-executive
director of BTG Hotels Group (SHSE: 600258) since January 2017, a non-executive
director of Noah Holdings Limited (NYSE: NOAH) since January 2016, an independent non-executive
director of Pinduoduo Inc. (Nasdaq: PDD) since April 2018, a non-executive
director of Meituan (formerly Meituan Dianping) (SEHK: 3690) since October 2015, and a non-executive
director of Ninebot Limited (SHSE: 689009) since July 2015. Mr. Shen was a non-executive
director of 360 Security Technology Inc. (SHSE: 601360) from February 2018 to May 2020, and a non-executive
director of China Renaissance Holdings Limited (SEHK: 1911) from June 2018 to June 2020. Mr. Shen received his Master’s degree from Yale University in November 1992 and his Bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in July 1988.
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
Gabriel Li
has served at different times on our board of directors since March 2000. Mr. Li has been vice chairman of our board since August 2003 and an independent director since October 2003. Mr. Li has been serving as the managing partner and a member of the investment committee of Orchid Asia Group Management Limited since August 2004. Mr. Li is a non-executive
director of Qeeka Home (Cayman) Inc. (SEHK: 1739), where he has been a director since April 2015, and was a director of Sangfor Technologies Inc. (SZSE: 300454) from January 2017 to December 2019. Mr. Li graduated from the University of California in Berkeley, the United States, with a bachelor’s degree in chemical engineering in May 1990. He received his master of science degree in chemical engineering practice from the Massachusetts Institute of Technology in the United States in September 1991, and his master’s degree in business administration from Stanford University Business School in the United States in June 1995.
JP Gan
has served as our director since April 2002, and as an independent director since July 2005. Mr. Gan has been a founding partner of INCE Capital Limited since 2019. From December 2006 to June 2019, Mr. Gan was a managing partner of Qiming Venture Partners. From July 2005 to December 2006, Mr. Gan was the chief financial officer of KongZhong Corporation (Nasdaq: KZ, delisted), a wireless internet company formerly listed on the Nasdaq. Mr. Gan has been an independent director of BiliBili Inc. (Nasdaq: BILI, SEHK: 9626) since January 2015. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Graduate School of Business in June 1999 and his Bachelor of Business Administration from the University of Iowa in May 1994.
Robin Yanhong Li
has served as our director since October 2015. He is a
co-founder
of Baidu, Inc. (Nasdaq: BIDU, SEHK: 9888), a leading AI company with strong Internet foundation. Mr. Li has been serving as the chairman of Baidu’s Board of Directors since its inception in January 2000 and as its chief executive officer since February 2004. He served as the president of Baidu from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as an engineer for Infoseek, a pioneer in the search industry, and as a senior consultant for IDD Information Services. Mr. Li currently serves on the board of New Oriental Education & Technology Group Inc., a private educational services provider in China (NYSE: EDU; SEHK: 9901) and iQIYI (Nasdaq: IQ). Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.

Dou Shen
has served as our director since October 2019. Dr. Shen has served as an executive vice president of Baidu, Inc. (Nasdaq: BIDU, SEHK: 9888) since May 2019. Dr. Shen has also been a director of Beijing Xiaodu Interactive Entertainment Technology Co., Ltd. since January 2018, and the chairman of Beijing Xiaodu Interactive Entertainment Technology Co., Ltd. since September 2020. Previously, Dr. Shen served as senior vice president of Baidu, Inc., overseeing the businesses related to Baidu APP, Haokan short video APP and Smart Mini Program. Dr. Shen joined Baidu in 2012 and has served in management roles in business lines, including web search, advertising display and the financial services group. Prior to joining Baidu, Dr. Shen worked at Microsoft and cofounded BuzzLabs, Inc., a company engaged in social media monitoring and analysis, which was subsequently acquired by CityGrid Media. Dr. Shen holds directorships at various other companies. Dr. Shen has been a director of iQIYI, Inc. (Nasdaq: IQ) since September 2019, has been a director of Kuaishou Technology (SEHK: 1024) since April 2018 and was previously a director of Uxin Limited (Nasdaq: UXIN) from May 2018 to November 2019. Dr. Shen received his bachelor’s degree in information engineering (computer technology) from North China Electric Power University in Beijing, the PRC, in June 2001, a master’s degree in computer science and technology from Tsinghua University in Beijing, the PRC, in July 2004, and a Ph.D. degree in computer science from the Hong Kong University of Science and Technology in Hong Kong in November 2007. Dr. Shen was awarded by Beijing Overseas Talent Service Joint Council as “Beijing High-Caliber Talent from Overseas” and “Beijing Distinguished Expert” in July 2014. Dr. Shen was also acknowledged by Beijing Senior Specialized Technique Qualification Evaluation Committee as a senior engineer in computer technology in May 2018.
B.

Compensation
We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$1.9 million in 2021.
Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employees’ Share Incentive Plans” for options granted to our directors in 2021.
We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$0.9 million in 2021, excluding compensation paid to Min Fan, James Jianzhang Liang and Jane Jie Sun, who also serve and receive compensation as our executive directors.
These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2021 aggregate compensation amount. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employees’ Share Incentive Plans” for options granted to our executive officers in 2021.
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

The 2007 Plan, the 2005 Plan, the 2003 Plan and the 2000 Plan have all expired. Under the Second A&R Global Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to awards was 120,117,135 as of the first business day of 2022, with annual increases on January 1 of each subsequent calendar year by the number of ordinary shares representing 3% of our then total issued and outstanding share capital as of December 31 of the preceding year until the termination of the plan. Under the 2007 Plan, options to purchase 15,264,921 shares were issued and outstanding as of February 28, 2022. Under the Second A&R Global Plan, options to purchase 50,482,054 shares and 840,405 restricted share units were issued and outstanding as of February 28, 2022.
In December 2019, we completed a one-time modification of share options, pursuant to which eligible employees were able to exchange every four share options previously granted under the 2007 Share Incentive Plan or the Amended and Restated Global Incentive Plan for one new option that entitles each eligible grantee to purchase one ordinary share, provided that the eligible options previously granted (and subject to exchange) each had an exercise price exceeding US$40 per ordinary share. The exercise price of each new option is US$0.00125 per ordinary share and the vesting schedules remaining unchanged. As a result of the modification, prior options to purchase 6,686,792 ordinary shares were exchanged for new options to purchase 1,672,208 ordinary shares.
In November 2020, as approved by our compensation committee, we extended the exercise period of certain options that were granted under our 2007 Plan to our directors and executive officers that would originally expire for additional five years from their respective original expiration dates.
Following the one (1)-to-eight (8) Share Subdivision on March 18, 2021, the number of ordinary shares that each grantee is entitled to according to the previously granted share option and restricted share is increased by eight times, while the weighted average grant date fair value per restricted share and the weighted average exercise price per share option are diluted by eight times.
The following table summarizes, as of February 28, 2022, the outstanding options granted under our 2007 Plan and the Second A&R Global Plan to the individual executive officers and directors named below. No restricted share units granted under these plans were outstanding as of February 28, 2022. The table gives effect to the modifications described above.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	24,993,600	20.25; 22.46; 29.63; 30.93; 40.62; 43.84; 26.13; 31.68; 25.92; 31.86	From January 9, 2014 to February 3, 2021	From April 2, 2023 to February 3, 2029
Jane Jie Sun	10,649,600	9.82; 20.25; 22.46; 29.63; 30.93; 40.62; 43.84; 26.13; 31.68; 25.92;31.86	From January 27, 2013 to February 3, 2021	From April 2, 2023 to February 3, 2029
Min Fan	*	9.82; 20.25; 22.46; 29.63; 30.93; 40.62; 43.84; 0.00125; 31.68;	From January 27, 2013 to February 3, 2021	From April 2, 2023 to February 3, 2029
Cindy Xiaofan Wang	*	0.00125; 26.13; 31.68	From February 9, 2018 to February 3, 2021	From February 9, 2026 to February 3, 2029
Neil Nanpeng Shen	*	9.82; 22.46; 29.63; 30.93; 40.62; 43.84; 26.13; 31.68; 31.86	From January 27, 2013 to February 3, 2021	From April 2, 2023 to February 3, 2029
Qi Ji	*	22.46; 29.63; 30.93; 40.62; 43.84; 26.13; 31.68; 31.86	From December 6, 2014 to February 3, 2021	From April 2, 2023 to February 3, 2029
Gabriel Li	*	9.82; 22.46; 29.63; 30.93; 40.62; 43.84; 26.13; 31.68; 31.86	From January 27, 2013 to February 3, 2021	From April 2, 2023 to February 3, 2029
JP Gan	*	22.46; 29.63; 30.93; 40.62; 43.84; 26.13; 31.68; 31.86	From December 6, 2014 to February 3, 2021	From April 2, 2023 to February 3, 2029

*	Aggregate number of shares represented by all grants of options to the person account for less than 1% of our total outstanding ordinary shares.

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
Termination or Amendment of the Plan.
 Unless terminated earlier, the plan was terminated automatically in 2017. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law, regulation or stock exchange rule. We must also generally obtain approval of our shareholders to (i) increase the number of shares available under the plan (other than any adjustment as described above), (ii) permit the grant of options with an exercise price that is below fair market value on the date of grant, (iii) extend the exercise period for an option beyond ten years from the date of grant, or (iv) results in a material increase in benefits or a change in eligibility requirements.

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
Vesting Schedule
. In general, the plan administrator determines, or the incentive award agreement specifies, the vesting schedules. Our vesting schedule is mainly that (i)
one-tenth
of the incentive awards vest 12 months after a specified vesting commencement date, an additional three-tenth vest 24 months after the specified vesting commencement date, another three-tenth vest 36 months after the specified vesting commencement date and the remaining three-tenth vest 48 months after the specified vesting commencement date, or (ii) a quarter of the incentive awards vest every 12 months over a four-year vesting period starting from a specified vesting commencement date, subject to other terms under the Second A&R Global Plan and the incentive award agreement.
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
C.
Board Practices
Our board of directors currently consists of nine directors. A director is not required to hold any shares in our company by way of qualification. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, four out of nine of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules. As Nasdaq Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country, we chose to rely on home country practice in lieu of the requirement to have a majority of independent directors on our board under Nasdaq Rules. See “Item 16G. Corporate Governance.”

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
Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty to act honestly and in good faith in the best interests of our company. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.
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
Board Diversity

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

Did Not Disclose Demographic Background	3
D.

Employees
As of December 31, 2021, we and our consolidated subsidiaries and consolidated affiliated Chinese entities had approximately 33,732 employees, including approximately 2,986 in management and administration, approximately 9,764 in our customer service centers, approximately 4,381 in sales and marketing, and approximately 16,601 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Nantong, and Chengdu.
Our success depends on our ability to attract, retain, and motivate qualified personnel. As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives.
We primarily recruit our employees through recruitment agencies, on-campus job fairs, industry referrals, and online channels. In addition to on-the-job training, we have adopted a training system, pursuant to which management, technology, regulatory, and other trainings are regularly provided to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external trainings upon their supervisors’ approvals.
As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable municipal and provincial government authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have adopted several share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.
We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment, provided that we pay a certain amount of compensation during the restriction period.
We believe that we maintain a good working relationship with our employees, and we did not experience any significant labor disputes or any difficulty in recruiting staff for our operations in 2021.
E.
Share Ownership
As of February 28, 2022, 641,754,377 of our ordinary shares were issued and outstanding (excluding the 41,773,397 ordinary shares that were issued to Bank of New York Mellon, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and for our treasury ADSs, and treasury shares we own). Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022 by each of our directors and executive officers and each person known to us to own beneficially more than 5% of our ordinary shares. The information below has taken the one
(1)-to-eight
(8) subdivision that we effected on March 18, 2021 into account. Except as otherwise noted, the address of each person listed in the table is c/o Trip.com Group Limited, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned (1)
	Number	% (2)
Directors and Senior Management:
James Jianzhang Liang (3)	23,986,376	3.6%
Min Fan (4)	9,110,447	1.4%
Jane Jie Sun (5)	8,210,468	1.3%
Neil Nanpeng Shen (6)	*	*
Cindy Xiaofan Wang	*	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	*
All directors and officers as a group (7)	44,332,234	6.6%
Principal Shareholders:
Baidu Entities (8)	69,159,340	10.8%
Morgan Stanley (9)	37,375,739	5.8%
T.ROWE PRICE ASSOCIATES, INC. (10)	32,180,651	5.0%

*	Less than 1% of our total outstanding ordinary shares.
Notes:

(1)	Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities.

(2)
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding as of February 28, 2022, the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after February 28, 2022.

(3)	Includes 7,858,776 ordinary shares held by Mr. Liang and 16,127,600 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2022 held by Mr. Liang.

(4)	Includes 8,080,178 ordinary shares held Mr. Fan and 1,030,269 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2022 held by Mr. Fan.

(5)	Includes 1,243,868 ordinary shares held by Ms. Sun and 6,966,600 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2022 held by Ms. Sun.

(6)	Mr. Shen’s business address is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.

(7)
Includes 19,345,189 ordinary shares and 24,987,045 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2022 held by all of our current directors and executive officers, as a group.

(8)
Includes 69,159,340 ordinary shares beneficially owned as of December 31, 2021 by Baidu Holdings Limited, a wholly-owned subsidiary of Baidu, Inc. (collectively, “Baidu Entities”). Information regarding beneficial ownership is reported as of December 31, 2021, based on the information provided by Baidu Entities to us. The address for Baidu Holdings Limited is c/o Baidu, Inc., No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China, and the address for Baidu, Inc. is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China.

(9)
Includes 37,375,739 ordinary shares held by Morgan Stanley. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A filed by Morgan Stanley with SEC on February 11, 2022. Please see the Schedule 13G/A filed by Morgan Stanley with SEC on February 11, 2022 for information relating to Morgan Stanley. The address for Morgan Stanley. is 1585 Broadway New York, NY 10036, the United States.

(10)
Includes 32,180,651 ordinary shares held by T.ROWE PRICE ASSOCIATES, INC. Information regarding beneficial ownership is reported as of March 2, 2022. Please see the Disclosure of Interests Notice filed by T.ROWE PRICE ASSOCIATES, INC. with HKEX on March 2, 2022 for information relating to T.ROWE PRICE ASSOCIATES, INC. The address for T.ROWE PRICE ASSOCIATES, INC. is 100 E. Pratt Street, Baltimore, Maryland 21202, the United States.

To our knowledge, we believe that as of February 28, 2022, 516,416,032 ordinary shares were held by two record shareholders in the United States, including 516,416,024 ordinary shares (including ordinary shares that were issued for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and treasury shares that were repurchased but not retired by our company) held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.

Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”
B.

Related Party Transactions
Arrangements with Consolidated Affiliated Chinese Entities
Current PRC laws and regulations impose substantial restrictions on foreign ownership of the travel agency and value-added telecommunications businesses in China. Therefore, we conduct part of our businesses through a series of agreements between our PRC subsidiaries, our consolidated affiliated Chinese entities and/or their respective shareholders. Our consolidated affiliated Chinese entities hold the licenses and approvals for operating the travel agency, and value-added telecommunications businesses in China. We do not hold any ownership interest in our consolidated affiliated Chinese entities. In 2015, we restructured our business lines and most of the contractual arrangements that we previously entered into with our consolidated affiliated Chinese entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. Moreover, we plan to enter into the same series of agreements with all of our future consolidated affiliated Chinese entities. As of the date of this annual report, Min Fan, our vice chairman of the board and president, Bo Sun, Maohua Sun, Qi Shi, Hui Cao, and Hui Wang, all being our officers or senior counsels, are the principal record owners of our consolidated affiliated Chinese entities.
As of the date of this annual report, the equity holding structures of each of our significant consolidated affiliated Chinese entities are as follows:

•	Maohua Sun and Bo Sun owned 10.2% and 89.8%, respectively, of Ctrip Commerce.

•	Ctrip Commerce owned 100% of Shanghai Huacheng.

•	Min Fan and Qi Shi owned 99.5% and 0.5%, respectively, of Chengdu Ctrip.

•	Hui Cao and Hui Wang owned 60% and 40%, respectively, of Qunar Beijing.
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
Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed a designated person to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. The services fees paid by all of such consolidated affiliated Chinese entities as a percentage of their total net income were 95%, 117% and 108% for the years ended December 31, 2019, 2020 and 2021.
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

Date of Loan Agreement	Borrower	Significant Consolidated Affiliated Chinese Entity	Principal		Interest	Maturity Date	Outstanding Balance
			RMB	US$			RMB	US$
			(in millions)				(in millions)
November 30, 2021	Bo Sun	Ctrip Commerce	808.2	126.8	None	November 29, 2031	808.2	126.8
April 9, 2019	Maohua Sun	Ctrip Commerce	88.7	13.9	None	December 13, 2025	88.7	13.9
December 14, 2015	Maohua Sun	Ctrip Commerce	3.1	0.5	None	December 13, 2025	3.1	0.5
March 20, 2017	Min Fan	Chengdu Ctrip	477.6	74.9	None	December 13, 2025	477.6	74.9
December 14, 2015	Min Fan	Chengdu Ctrip	19.9	3.1	None	December 13, 2025	19.9	3.1
March 20, 2017	Qi Shi	Chengdu Ctrip	2.4	0.4	None	December 13, 2025	2.4	0.4
December 14, 2015	Qi Shi	Chengdu Ctrip	0.1	0.0	None	December 13, 2025	0.1	0.0
March 23, 2016	Hui Cao	Qunar Beijing	6.6	1.0	None	Until repayment notice	6.6	1.0
March 23, 2016	Hui Wang	Qunar Beijing	4.4	0.7	None	Until repayment notice	4.4	0.7

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
Share Incentive Grants
Please refer to “Item 6. Directors, Senior Management and Employees — B. Compensation — Employees’ Share Incentive Plans.”
Employment Agreements
See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Commissions from Homeinns and BTG
In December 2016, in connection with our share exchange transaction with BTG Hotels (Group) Co., Ltd., or BTG, and Homeinns Hotel Group, or Homeinns, we exchanged our previously held equity interest in Homeinns for 22% equity interest of BTG. BTG had entered into agreements with us to provide hotel rooms for our customers. Total commissions from BTG amounted to RMB73 million (US$11 million) for the year ended December 31, 2021. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.
Commissions from Huazhu and its affiliates
One of our hotel partners, Huazhu Group Limited, or Huazhu, has a director in common with our company and a director who is a family member of one of our officers. Huazhu has entered into agreements with us to provide hotel rooms for our customers. Total commissions Huazhu paid us amounted to RMB100 million (US$16 million) for the year ended December 31, 2021.
These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.
Commissions to/from Tongcheng Travel
In 2018, eLong completed a merger with Tongcheng Network Technology Co., Ltd. and the enlarged group Tongcheng Travel Holdings Limited (formerly known as Tongcheng-eLong Holdings Limited), or Tongcheng Travel, supersedes eLong, Inc. and LY.com to promote our hotel rooms on their platforms. In exchange for our prior holdings in eLong, we received an equity method investment in the enlarged group. Total commissions to Tongcheng Travel paid by us amounted to RMB294 million (US$46 million) and Tongcheng Travel paid commissions to us amounting to RMB186 million (US$29 million) for the year ended December 31, 2021.
Technology service fees from Shangcheng Consumer Finance
We provide Shangcheng  Consumer  Finance Corporation  Limited, a company in which we own 37.5% equity interest, or Shangcheng Consumer Finance, access to our platform to provide financial services to our users. Total technology service fees from Shangcheng Consumer Finance amounted to RMB265 million (US$42 million) for the year ended December 31, 2021.
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
A.

Consolidated Statements and Other Financial Information
We have appended our audited consolidated financial statements filed pursuant to “Item 18. Financial Statements” as part of this annual report.
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
A.
Offer and Listing Details.
Our ADSs have been listed on the Nasdaq Global Market since December 2003 and the Nasdaq Global Select Market since July 2006. Our ADSs were previously traded under the symbol “CTRP” and are currently traded under the symbol “TCOM,” starting from November 5, 2019. Currently, each of our ADSs represents one ordinary share of our company, par value US$0.00125 per share.
Our ordinary shares have been listed on the Hong Kong Stock Exchange since April 2021 under the stock code “9961.”
B.

Plan of Distribution
Not applicable.
C.

Markets
Our ADSs have been listed on the Nasdaq Global Market since December 2003 and on the Nasdaq Global Select Market since July 2006. Our ADSs are currently traded under the symbol “TCOM.”
Our ordinary shares have been listed on the Hong Kong Stock Exchange since April 2021 under the stock code “9961.”
D.

Selling Shareholders
Not applicable.
E.
Dilution
Not applicable.
F.
Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.

Share Capital
Not applicable.
B.

Memorandum and Articles of Association
Ordinary Shares
General.
 All of our issued and outstanding ordinary shares are fully paid and non-assessable.
Our ordinary shares are issued in registered form, and are issued when entered in our register of members. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their shares.
Dividends.
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act.
Voting Rights.
 Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless before or on the declaration of the result of, the show of hands, a poll is demanded. A poll may be demanded by the chairman of the meeting or any shareholder or shareholders collectively present in person or by proxy and holding at least ten percent in par value of the shares giving a right to attend and vote at the meeting.
A quorum required for a meeting of shareholders consists of at least two shareholders (or, if our company has only one shareholder, that one shareholder) holding (i) not less than ten per cent. of the votes attaching to all issued and outstanding shares, for as long as our shares remain listed on The Stock Exchange of Hong Kong Limited, or (ii) otherwise not less than one-third
of the issued and outstanding voting shares in our company, present in person or by proxy. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than ten per cent in par value of our voting share capital for as long as our shares remain listed on The Stock Exchange of Hong Kong Limited. Advance notice of (i) at least 14 days, for as long as our shares remain listed on The Stock Exchange of Hong Kong Limited, or (ii) otherwise at least a seven-day
notice is required for the convening of any of our shareholders meetings.
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
Liquidation
If our company shall be wound up the liquidator may, with the sanction of a special resolution of our company and any other sanction required by the Companies Act, divide amongst our shareholders in kind the whole or any part of the assets of our company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.
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
of the Exchange Act, typically institutional investors with no intention to acquire control of the issuer, will be able to beneficially own up to 20% of our total outstanding shares before the Rights are triggered, while all other shareholders must maintain their beneficial ownership at a level below 10% of our total outstanding shares before the Rights are triggered, among other things; and (iii) included Booking Holdings Inc. (formerly known as the Priceline Group Inc.), or Booking, and its subsidiaries in the definition of “Exempt Person” under the then effective rights agreement as long as their beneficial ownership do not exceed 10% of our total outstanding shares. On May 29, 2015, October 26, 2015, and December 23, 2015, we entered into a Third Amendment, a Fourth Amendment, and a Fifth Amendment to the Rights Agreement with the Bank of New York Mellon, respectively, for the purposes of amending the definition of “Exempt Person.” Accordingly, in so far as Booking and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person (excluding the number of our ADSs or the ordinary shares that are beneficially owned by Booking and any of its subsidiaries due to any such entity’s ownership or conversion of that certain note issued by us pursuant to a convertible note purchase agreement dated December 9, 2015 between a subsidiary of Booking and us) at all times does not exceed fifteen percent (15%) of the ordinary shares then outstanding in the aggregate and in so far as Baidu and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person at all times does not exceed twenty-seven percent (27%) of the ordinary shares then outstanding in the aggregate. On August 30, 2019 and November 13, 2019, we entered into a Sixth Amendment and a Seventh Amendment to the Rights Agreement with the Bank of New York Mellon, respectively, for purposes of amending the definition of “Exempt Person.” Accordingly, in connection with the share exchange transaction with Naspers, Naspers, MIH Internet SEA Private Limited, and their respective subsidiaries have been included in the definition of “Exempt Person” to the extent that the number of ordinary shares beneficially owned by such Exempt Person at all times does not exceed eleven percent (11%) of the ordinary shares then outstanding in the aggregate, and removed Booking and its subsidiaries from the definition of “Exempt Person.”

The Rights were not distributed in response to any specific effort to acquire control of our company.
Registered Office and Objects
Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands, or at such other place as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.
Board of Directors
Our board of directors currently consists of nine directors. Our board of directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. A director may vote with respect to any contract or transaction in which he or she is interested as long as he or she has made a declaration of the nature of such interest. A director is not required to hold any shares in our company by way of qualification, and there is no requirement for a director to retire at any age limit.
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
For details of our board of directors and its committees, see “Item 6. Directors, Senior Management and Employees — C. Board Practices .”
C.
Material Contracts
Other than in the ordinary course of business and other than the one described under this item, in “Item 4. Information on the Company” and “Item 7. — Major Shareholders and Related Party Transactions — B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report: (i) a facility agreement dated April 3, 2020 among our company (as borrower), Standard Chartered Bank (Hong Kong) Limited, Industrial and Commercial Bank of China (Macau) Limited, and China Construction Bank (Asia) Corporation Limited (as original mandated lead arrangers, bookrunners, and underwriters), and other parties thereto, (ii) Indenture dated July 20, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027, (iii) Supplemental Indenture dated December 15, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027, and (iv) a facility agreement dated October 18, 2021 among our company (as borrower), Bank of China Limited and The HongKong and Shanghai Banking Corporation Limited (as mandated lead arrangers and bookrunners), and other parties thereto.
D.
Exchange Controls
See “Item 4. Information on the Company — B. Business Overview — PRC Government Regulations — Regulations Related to Foreign Exchange Control” and “Item 4. Information on the Company — B. Business Overview — PRC Government Regulations — Regulations Related to Dividend Distributions.”
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
We have obtained an undertaking from the Financial Secretary of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Act of the Cayman Islands, for a period of 20 years from December 12, 2019, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our company or (ii) by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act of the Cayman Islands.
PRC Taxation
If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% may be imposed on dividends that non-PRC
resident enterprise holders of our ADSs receive from us and on gains realized on their sale or other disposition of ADSs, if such income is considered as income derived from within China. See “Item 3. Key Information — D. Risk factors — Risks Relating to Our Corporate Structure — Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while our consolidated affiliated Chinese entities can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.”
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
In addition, this discussion does not address any U.S. state or local or
non-U.S.
tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare tax on certain net investment income considerations. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations to them in light of their particular situation as well as any considerations arising under the laws of any other taxing jurisdiction.
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
Sale or Other Taxable Dispositions
Subject to discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law and gain from the disposition of the ADSs or ordinary shares is subject to tax in China, such gain may be treated as
PRC-source
gain for U.S. foreign tax credit purposes under the Treaty. Pursuant to recently issued U.S. Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.
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
Assuming we are the owner of our consolidated affiliated Chinese entities for U.S. federal income tax purposes, based on our income and assets, and the value of our ADSs, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2021 and we do not expect to be a PFIC for the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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
G
.

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
Interest Rate Risk
. Our exposure to interest rate risk primarily relates to interest income generated by bank deposit and short-term investment, as well as interest expenses associated with floating rate based bank borrowings and syndicated loans. For information about these notes and bank borrowings, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources.” We have used interest swap contracts to hedge our exposure to interest rate risk. Based on our cash balance as of December 31, 2021, a one basis point decrease in interest rates would result in an RMB6 million (US$1 million) decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. We have not used derivative financial instruments to reduce the risk for the fixed rate based bank borrowings. We have not been exposed to nor do we anticipate being exposed to material risks due to changes in interest rates for the fixed rate based bank borrowings.
Foreign Exchange Risk
. The majority of our revenues are denominated in Renminbi. While a portion of our financial assets, financial liabilities and dividend payments are denominated in U.S. dollars, we may use foreign exchange spot, forwards, or other contracts to hedge our exposure to foreign currency risk where we deem necessary. Any significant revaluation of Renminbi against U.S. dollar may adversely affect our cash flow, earnings, and financial position, and the value of, and any dividends payable on, our ordinary shares and ADSs. In 2021, foreign exchange gain accounted for less than 1% of our net loss. As of December 31, 2021, a 1% strengthening or weakening of Renminbi against U.S. dollars would have increased or decreased our net loss by 0.5%. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—Future movements in exchange rates between U.S. dollars and Renminbi may adversely affect the value of our ordinary shares or ADSs.”

Investment Risk
. As of December 31, 2021, our equity method investments totaled US$3.0 billion.
We periodically review our investments for impairment. Unrealized gains on transactions between the affiliated entity and us are eliminated to the extent of our interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We are unable to control these factors and an impairment charge recognized by us will impact our operating results and financial position. As of December 31, 2021, our remaining investments were mainly equity security investments measured at fair market value and time deposits and financial products in commercial banks, and the financial reporting risks associated with these investments are not considered significant and particularly sensitive to management judgements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.
Debt Securities
Not applicable.
B
.

Warrants and Rights
Not applicable.
C
.

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

Fees and Payments from the Depositary to Us
We expect to receive from the depositary a reimbursement of approximately US$6 million, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2021. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.
Dealings and Settlement of Shares in Hong Kong
Our ordinary shares now trade on the Hong Kong Stock Exchange in board lots of 50 ordinary shares. Dealings in our ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.
The transaction costs of dealings in our shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

•
brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•
the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited their ordinary shares in their stock account or in their designated CCASS participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to their broker or custodian before the settlement date.

Exchanges Between Shares Trading in Hong Kong and ADSs
In connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we have established a branch register of members in Hong Kong, or the Hong Kong Share Register, which is maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, continues to be maintained by our principal share registrar, Maples Fund Services (Cayman) Limited.
All ordinary shares offered in the Global Offering are registered on the Hong Kong Share Register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of ordinary shares registered on the Hong Kong Share Register are able to exchange these shares into ADSs, and vice versa.
Our ADSs
ADSs representing our ordinary shares are traded on Nasdaq. Dealings in ADSs on Nasdaq are conducted in U.S. dollars.
ADSs may be held either:

•
directly: (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs registered in the holder’s name; or (ii) by having uncertified ADSs registered in the holder’s name; or

•	indirectly, by holding a security entitlement in ADSs through a broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC.
The depositary for the ADSs is The Bank of New York Mellon, whose office is located at 240 Greenwich Street, New York, New York 10286, United States.
Depositing ordinary shares trading in Hong Kong for delivery of ADSs
An investor who holds ordinary shares registered in Hong Kong and who intends to exchange them for ADSs to trade on Nasdaq must deposit or have his or her broker deposit the ordinary shares with the depositary’s Hong Kong custodian, The Hong Kong and Shanghai Banking Corporation Limited, Hong Kong, or the custodian, in exchange for ADSs.
A deposit of ordinary shares in exchange for ADSs involves the following procedures:

•
If ordinary shares have been deposited with CCASS, the investor must transfer ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed ADS delivery form to the custodian via his or her broker.

•	If ordinary shares are held outside CCASS, the investor must arrange for the deposit of his or her ordinary shares into CCASS and then proceed as described above.

•
Upon payment of its fees and expenses and of any taxes or charges, such as stamp duties or stock transfer taxes or fees, if applicable, the depositary will register the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs as instructed in the ADS delivery form.

For ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Surrender of ADSs for delivery of ordinary shares trading in Hong Kong
An investor who holds ADSs and wishes to receive ordinary shares that trade on the Hong Kong Stock Exchange must surrender the ADSs the investor holds and withdraw ordinary shares from the ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.
An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for surrender of the ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.
For investors holding ADSs directly, the following steps must be taken:

•
To withdraw ordinary shares from the ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.

•
Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp duties or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

•	If an investor prefers to receive shares outside CCASS, he or she must so indicate in the instruction delivered to the depositary.
For ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.
Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations.
Depositary requirements
Before the depositary delivers ADSs or permits withdrawal of ordinary shares, the depositary may require:

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.
The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar are closed or at any time if the depositary or we determine it advisable to do so.
All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of ordinary shares into the ADS program will be borne by the investor requesting the transfer or deposit. In particular, holders of ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, the ADS facility.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Use of Proceeds
The following “Use of Proceeds” information relates to the registration statement on Form
F-3ASR
(File Number
333-233938)
and prospectus supplement filed on April 13, 2021 for our public offering of our ordinary shares in connection with the listing on the Hong Kong Stock Exchange in April 2021. The public offering closed in April 2021. J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Goldman Sachs (Asia) L.L.C. are the joint representatives of the underwriters for our public offering. We offered and sold an aggregate of 36,380,900 ordinary shares at a public offering price of HK$268.00 per ordinary share, taking into account the ADSs sold upon the exercise of the over-allotment option by our underwriters. We raised net proceeds of HK$9.6 billion from our public offering, after deducting underwriting fees and other offering expenses payable by us.
For the period from the closing of our public offering to December 31, 2021, we used approximately HK$1.0 billion of the net proceeds from our public offering for general corporate purpose. We still intend to use the remaining portion of the proceeds as disclosed in our registration statement of our public offering.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by
Rule 13a-15(b) under
the Exchange Act, our management, including our chief executive officer, Jane Jie Sun, and our chief financial officer, Cindy Xiaofan Wang, has performed an assessment of the effectiveness of our disclosure controls and procedures, as that term is defined in
Rules 13a-15(e) of
the Exchange Act, as of the end of the period covered by this annual report. Based on that assessment, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2021.
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
Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2021, as stated in their report.
Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2021, as stated in their report that appears on of this annual report.
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
See “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

ITEM 16B.	CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, financial controller, vice presidents and any other persons who perform similar functions for us, as amended and restated from time to time. We have filed our currently effective code of business conduct and ethics as an exhibit to our annual report on
Form 20-F,
and posted the code on our investor relations website at
investors.trip.com
.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal accountant, for the periods indicated.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
Audit Fees (1)	20,684,454	20,070,998	3,149,578
Audit Related Fees (2)	3,670,983	400,000	62,769
Tax Fees (3)	1,095,043	776,637	121,871
All Other Fees (4)	—	—	—

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

(3)	“Tax Fees” represent the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

(4)	“All Other Fees” represent the aggregate fees incurred in each of the fiscal years listed for services provided by our principal accountant, other than the services reported in (1), (2) and (3).

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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements for Trip.com Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on December 21, 2021 (incorporated by reference to Exhibit 3.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 21, 2021)
2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Form 424b3 (File No. 333-233932) filed with the Securities and Exchange Commission on March 18, 2021)
2.2*	Specimen Stock Certificate of the Registrant
2.3	Rights Agreement dated as of November 23, 2007 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2007)
2.4	First Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)
2.5	Second Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)
2.6	Third Amendment to the Rights Agreement dated as of May 29, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on June 4, 2015)
2.7	Fourth Amendment to the Rights Agreement dated as of October 26, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on October 27, 2015)
2.8	Fifth Amendment to the Rights Agreement dated as of December 23, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on December 23, 2015)
2.9	Sixth Amendment to the Rights Agreement dated as of August 30, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)
2.10	Seventh Amendment to the Rights Agreement dated as of November 13, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)

Exhibit Number	Document
2.11	Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among the Registrant, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)
2.12*	Description of Securities
4.1	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.2	Translation of Form of Labor Contract for Employees of the Registrant’s subsidiaries in China (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.3	Employment Agreement between the Registrant and James Jianzhang Liang (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.4	Employment and Confidentiality Agreement between the Registrant and Jane Jie Sun (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F (File No. 000-50483) filed with the Securities and Exchange Commission on June 26, 2006)
4.5	Employment Agreement, between the Registrant and Min Fan (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.6	Translation of Executed Form of Technical Consulting and Services Agreement between a wholly-owned subsidiary of the Registrant and a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed technical consulting and services agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.7*	Translation of Executed Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and shareholders of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant
4.8*	Translation of Executed Form of Exclusive Call Option Agreement among a wholly-owned subsidiary of the Registrant, a consolidated affiliated Chinese entity of the Registrant and a shareholder of the consolidated affiliated Chinese entity, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant
4.9*	Translation of Executed Form of Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant
4.10*	Translation of Executed Form of Power of Attorney by a shareholder of a consolidated affiliated Chinese entity of the Registrant, as currently in effect, and a schedule of all executed power of attorney adopting the same form in respect of a consolidated affiliated Chinese entity of the Registrant
4.11	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.12	Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)

Exhibit Number	Document
4.13	Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)
4.14	2007 Share Incentive Plan of the Registrant, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)
4.15	Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)
4.16	Standstill Agreement dated as of October 26, 2015 between Baidu, Inc. and the Registrant (incorporated by reference to Exhibit 3 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)
4.17	Registration Rights Agreement dated as of October 26, 2015 between Baidu Holdings Limited and the Registrant (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)
4.18	Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards dated December 9, 2015 between the Registrant and Qunar Cayman Islands Limited (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.19	Restated Exclusive Technical Consulting and Services Agreement dated March 23, 2016 between Beijing Qu Na Information Technology Co., Ltd. and Beijing Qunar Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.20	Loan Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.21	Equity Option Agreement dated March 23, 2016 among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Co., Ltd., Hui Cao, Hui Wang and Beijing Qu Na Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.22	Equity Interest Pledge Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.23	Power of Attorney by Hui Cao and Hui Wang dated March 23, 2016 (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.24	Indenture dated September 12, 2016 constituting US$975 million 1.25% convertible senior notes due 2022 (incorporated by reference to Exhibit 4.47 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 13, 2017)
4.25	Facility Agreement dated July 5, 2019 among the Registrant (as borrower), Bank of Communications Co., Ltd. Hong Kong Branch, The Bank of East Asia, Limited, China Construction Bank (Asia) Corporation Limited, The HongKong and Shanghai Banking Corporation Limited, The Korea Development Bank, Bank of China Limited (as mandated lead arrangers and bookrunners), and other parties thereto (incorporated by reference to Exhibit 4.32 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)

Exhibit Number	Document
4.26	Registration Rights Agreement dated August 30, 2019 between the Registrant and MIH Internet SEA Private Limited (incorporated by reference to Exhibit 99.2 to Schedule 13D (File No. 005-79455) filed by MIH Internet SEA Private Limited and Naspers Limited with the Securities and Exchange Commission on September 5, 2019)
4.27	Cooperation Agreement dated August 30, 2019 among the Registrant, MIH Internet SEA Private Limited and Myriad International Holdings B.V. (incorporated by reference to Exhibit 99.3 to Schedule 13D (File No. 005-79455) filed by MIH Internet SEA Private Limited and Naspers Limited with the Securities and Exchange Commission on September 5, 2019)
4.28	Second Amended and Restated Global Share Incentive Plan (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.29	Facility Agreement dated April 3, 2020 among the Registrant (as borrower), Standard Chartered Bank (Hong Kong) Limited, Industrial and Commercial Bank of China (Macau) Limited, and China Construction Bank (Asia) Corporation Limited (as original mandated lead arrangers, bookrunners, and underwriters), and other parties thereto (incorporated by reference to Exhibit 4.36 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.30	Indenture dated July 20, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027
4.31	Supplemental Indenture dated December 15, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027
4.32*	Facility Agreement dated October 18, 2021 among the Registrant (as borrower), Bank of China Limited and The HongKong and Shanghai Banking Corporation Limited (as mandated lead arrangers and bookrunners), and other parties thereto
8.1*	List of Significant Consolidated Entities of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant, as amended and restated as of April 19, 2021
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRIP.COM GROUP LIMITED

By:	/s/ Jane Jie Sun
	Name:	Jane Jie Sun
	Title:	Chief Executive Officer and Director
Date: April 27, 2022

TRIP.COM GROUP LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Trip.com Group Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Trip.com Group Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income/(loss) and comprehensive income/(loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.
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
Valuation of investments classified under Level 3 in the fair value hierarchy
As described in Note 8 to the consolidated financial statements, as of December 31, 2021 the Company had investments of RMB3,354 million classified under Level 3 in the fair value hierarchy (the “Level 3 Investments”). The fair values of the Level 3 Investments were determined by management based on an income approach utilizing various unobservable inputs which required significant judgment by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation.

The principal considerations for our determination that performing procedures relating to the valuation of the Level 3 Investments is a critical audit matter are (i) the significant judgment by management with respect to the assumptions and estimates used in the determination of the fair values of the Level 3 Investments, which in turn led to a high degree of auditor judgment, subjectivity, and effort in designing and applying procedures relating to evaluating the reasonableness of management’s estimates and assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the fair values of Level 3 investments, including controls over the development of the significant assumptions and estimates related to the fair value measurements, including the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. These procedures also included, among others, reading the investment agreements, testing management’s process for developing the fair value measurements of the Level 3 investments, evaluating the appropriateness of the income approach, testing the completeness, accuracy and relevance of underlying data used in the model, and evaluating the significant assumptions and estimates used by management, including the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. Testing revenue growth rate assumptions included reviewing management’s evaluation of the past performance of the investees’ businesses, benchmarking of peer companies as well as economic and industry forecasts. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s valuation approach and the reasonableness of management’s assumptions for the weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 2
7
, 2022
We have served as the Company’s auditor since 2003.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(In millions, except for share and per share data)

	2019	2020	2021	2021
	RMB	RMB	RMB	US$ ( N ote 2)
Revenues:
Accommodation reservation	13,514	7,132	8,148	1,279
Transportation ticketing	13,952	7,146	6,905	1,084
Packaged tours	4,534	1,241	1,105	173
Corporate travel	1,255	877	1,347	211
Others	2,461	1,931	2,524	396

Total revenues	35,716	18,327	20,029	3,143
Less: Sales tax and surcharges	(50)	(11)	(6)	(1)

Net revenues	35,666	18,316	20,023	3,142
Cost of revenues	(7,372)	(4,031)	(4,598)	(721)

Gross profit	28,294	14,285	15,425	2,421

Operating expenses:
Product development	(10,670)	(7,667)	(8,992)	(1,411)
Sales and marketing	(9,295)	(4,405)	(4,922)	(772)
General and administrative	(3,289)	(3,636)	(2,922)	(459)

Total operating expenses	(23,254)	(15,708)	(16,836)	(2,642)

Income/(loss) from operations	5,040	(1,423)	(1,411)	(221)
Interest income	2,094	2,187	2,132	335
Interest expense	(1,677)	(1,716)	(1,565)	(246)
Other income/(expense)	3,630	(273)	373	58

Income/(loss) before income tax expense and equity in income/(loss) of affiliates	9,087	(1,225)	(471)	(74)
Income tax expense	(1,742)	(355)	(270)	(42)
Equity in (loss)/income of affiliates	(347)	(1,689)	96	15

Net Income/(loss)	6,998	(3,269)	(645)	(101)
Net loss attributable to non-controlling interests	57	62	95	15
Accretion to redemption value of redeemable non-controlling interests	(44)	(40)	—	—

Net Income/(loss) attributable to Trip.com Group Limited	7,011	(3,247)	(550)	(86)

Net Income/(loss)	6,998	(3,269)	(645)	(101)
Other comprehensive (loss)/income:
Foreign currency translation	(289)	75	2	0
Unrealized securities holding gains/(losses), net of tax	266	(178)	2	0

Total comprehensive income/(loss)	6,975	(3,372)	(641)	(101)
Comprehensive loss attributable to non-controlling interests	13	22	95	15

Comprehensive income/(loss) attributable to Trip.com Group Limited	6,988	(3,350)	(546)	(86)

Earnings/(losses) per ordinary share (Note i)
— Basic	12.35	(5.40)	(0.87)	(0.14)
— Diluted	11.50	(5.40)	(0.87)	(0.14)
Earnings/(losses) per ADS
— Basic	12.35	(5.40)	(0.87)	(0.14)
— Diluted	11.50	(5.40)	(0.87)	(0.14)
Weighted average ordinary shares outstanding (Note i)
— Basic shares	567,871,968	600,888,208	634,109,233	634,109,233
— Diluted shares	641,952,112	600,888,208	634,109,233	634,109,233
Share-based compensation included in Operating expense above is as follows:
Product development	919	964	802	126
Sales and marketing	144	159	149	23
General and administrative	651	750	730	115
Note i: Basic and diluted earnings/(losses) per ordinary share and weighted average ordinary shares outstanding for the years ended December 31, 2019 and 2020 have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021 as detailed in Note 2 and Note 20.
The accompanying notes are an integral part of these consolidated financial statements.

TRIP.COM GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(In millions, except for share and per share data)

	2020	2021	2021
	RMB	RMB	US$ (Note 2)

ASSETS
Current assets:
Cash and cash equivalents	18,096	19,818	3,110
Restricted cash	1,319	1,378	216
Short-term investments	24,820	29,566	4,640
Accounts receivable, net (Allowance for credit losses of RMB559 million and RMB482 million as of December 31, 2020 and 2021, respectively)	4,119	4,649	729
Due from related parties (Allowance for credit losses of RMB72 million and RMB56 million as of December 31, 2020 and 2021, respectively)	1,802	1,665	261
Prepayments and other current assets (Allowance for credit losses of RMB168 million and RMB277 million as of December 31, 2020 and 2021, respectively)	7,855	9,032	1,418

Total current assets	58,011	66,108	10,374
Long-term deposits and prepayments	411	371	58
Long-term receivables due from related parties	25	25	4
Land use rights	88	86	13
Property, equipment and software	5,780	5,534	868
Investments	47,943	44,961	7,055
Goodwill	59,353	59,353	9,314
Intangible assets	13,256	12,960	2,034
Right-of-use assets	987	777	122
Deferred tax assets	1,395	1,684	265

Total assets	187,249	191,859	30,107

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	33,665	39,866	6,256
Accounts payable	4,506	6,019	945
Due to related parties	241	138	22
Salary and welfare payable	3,534	3,894	611
Taxes payable	1,217	1,065	167
Advances from customers	7,605	7,535	1,182
Accrued liability for rewards program	478	400	63
Other payables and accruals	7,123	7,301	1,145

Total current liabilities	58,369	66,218	10,391
Deferred tax liabilities	3,574	3,527	554
Long-term debt	22,718	11,093	1,741
Long-term lease liability	618	400	63
Other long-term liabilities	403	165	25

Total liabilities	85,682	81,403	12,774

Commitments and contingencies (Note 20)
SHAREHOLDERS’ EQUITY
Share capital (US$0.00125 par value; 1,400,000,000 shares authorized)) (Note i)	6	6	1
Additional paid-in capital	83,960	93,829	14,724
Statutory reserves	637	734	115
Accumulated other comprehensive loss	(1,608)	(1,604)	(252)
Retained earnings	19,470	18,823	2,954
Less: Treasury stock	(2,111)	(2,111)	(331)

Total Trip.com Group Limited shareholders’ equity	100,354	109,677	17,211
Non-controlling interests	1,213	779	122

Total shareholders’ equity	101,567	110,456	17,333

Total liabilities and shareholders’ equity	187,249	191,859	30,107

Note i: Value per share and the number of shares authorized as of December 31, 2020 have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021 as detailed in Note 2 and Note 20.
The accompanying notes are an integral part of these consolidated financial statements.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding (Note i)	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Number of Treasury stock (Note i)	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2018	552,982,592	5	73,876	484	(1,482)	15,943	(23,432,968)	(2,111)	86,715	2,018	88,733
Issuance of ordinary shares for the exercise of stock options	6,837,992	—	467	—	—	—	—	—	467	—	467
Share-based compensation	—	—	1,680	—	—	—	—	—	1,680	34	1,714
Appropriations to statutory reserves	—	—	—	151	—	(151)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(289)	—	—	—	(289)	—	(289)
Unrealized securities holding gains	—	—	—	—	266	—	—	—	266	—	266
Accretion of redeemable non-controlling interests	—	—	—	—	—	(44)	—	—	(44)	—	(44)
Net income / (loss)	—	—	—	—	—	7,055	—	—	7,055	(57)	6,998
Deconsolidation of shares in subsidiaries	—	—	—	—	—	—	—	—	—	(45)	(45)
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	19	19
Disposal of shares in subsidiaries	—	—	2	—	—	—	—	—	2	—	2
Equity transaction in which a non-controlling interest in a subsidiary is exchanged for a non-controlling interest in another subsidiary	—	—	(25)	—	—	—	—	—	(25)	25	—
Business combination	—	—	—	—	—	—	—	—	—	267	267
Share issuance for the investments	32,870,648	1	7,614	—	—	—	—	—	7,615	—	7,615

Balance as of December 31, 2019	592,691,232	6	83,614	635	(1,505)	22,803	(23,432,968)	(2,111)	103,442	2,261	105,703

Note i: The number of shares outstanding and treasury stock have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021 as detailed in Note 2 and Note 20
.
The accompanying notes are an integral part of these consolidated financial statements.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding (Note i)	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Number of Treasury Stock (Note i)	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2019	592,691,232	6	83,614	635	(1,505)	22,803	(23,432,968)	(2,111)	103,442	2,261	105,703
Cumulative effect of adoption of new accounting standard (Note 2)	—	—	—	—	—	(83)	—	—	(83)	—	(83)
Issuance of ordinary shares for the exercise of stock options	6,935,904	—	159	—	—	—	—	—	159	—	159
Share-based compensation	—	—	1,873	—	—	—	—	—	1,873	—	1,873
Appropriations to statutory reserves	—	—	—	3	—	(3)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	75	—	—	—	75	—	75
Unrealized securities holding gains	—	—	—	—	(178)	—	—	—	(178)	—	(178)
Accretion of redeemable non-controlling interests	—	—	—	—	—	(40)	—	—	(40)	—	(40)
Net income / (loss)	—	—	—	—	—	(3,207)	—	—	(3,207)	(62)	(3,269)
Deconsolidation of shares in subsidiaries	—	—	—	—	—	—	—	—	—	176	176
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	5	5
Disposal of shares in subsidiaries	—	—	—	(1)	—	—	—	—	(1)	(233)	(234)
Equity transaction in which a non-controlling interest in a subsidiary is exchanged for a non-controlling interest in another subsidiary	—	—	9	—	—	—	—	—	9	(9)	—
Acquisition of additional shares in subsidiaries	—	—	(1,695)	—	—	—	—	—	(1,695)	(925)	(2,620)

Balance as of December 31, 2020	599,627,136	6	83,960	637	(1,608)	19,470	(23,432,968)	(2,111)	100,354	1,213	101,567

Note i: The number of shares outstanding and treasury stock have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021 as detailed in Note 2 and Note 20
.

The accompanying notes are an integral part of these consolidated financial statements.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2020	599,627,136	6	83,960	637	(1,608)	19,470	(23,432,968)	(2,111)	100,354	1,213	101,567
Issuance of ordinary shares for the exercise of stock options	5,321,521	0	307	—	—	—	—	—	307	—	307
Issuance of ordinary shares, net of issuance costs (Note 19)	36,380,900	0	7,984	—	—	—	—	—	7,984	—	7,984
Share-based compensation	—	—	1,681	—	—	—	—	—	1,681	—	1,681
Appropriations to statutory reserves	—	—	—	97	—	(97)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	2	—	—	—	2	—	2
Unrealized securities holding gains	—	—	—	—	2	—	—	—	2	—	2
Net loss	—	—	—	—	—	(550)	—	—	(550)	(95)	(645)
Business combinations	—	—	—	—	—	—	—	—	—	0	0
Establishment of subsidiaries	—	—	—	—	—	—	—	—	—	0	0
Acquisition of additional equity interests of subsidiaries	—	—	(103)	—	—	—	—	—	(103)	(339)	(442)

Balance as of December 31, 2021	641,329,557	6	93,829	734	(1,604)	18,823	(23,432,968)	(2,111)	109,677	779	110,456

The accompanying notes are an integral part of these consolidated financial statements.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(In millions)

	2019	2020	2021	2021
	RMB	RMB	RMB	US$ (Note 2)

Cash flows from operating activities:
Net income/(loss)	6,998	(3,269)	(645)	(101)
Adjustments to reconcile net income/(loss) to cash provided by operating activities:
Share-based compensation	1,714	1,873	1,681	264
Equity in loss/(income) of affiliates	347	1,689	(96)	(15)
Loss from disposal of property, equipment and software	28	100	97	15
Gain on deconsolidation of subsidiaries	(161)	(1,091)	—	—
(Gain)/loss from disposal of long-term investment	(318)	602	(63)	(10)
Loss/(gain) from disposal of a subsidiary	11	(36)	(4)	(1)
Impairments of long-term investments	205	905	96	15
Settlement of provision and contingent liability balances related to an equity method investment	(603)	—	—	—
Gain from settlement of contingency consideration related to a business combination	—	—	(30)	(5)
Gain on loan forgiveness	—	—	(68)	(11)
Changes in fair value for equity securities investment and exchangeable senior notes	(2,334)	612	170	27
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition	(196)	—	—	—
Gain from foreign currency forwards	(105)	(47)	(57)	(9)
Allowance for credit losses	191	700	141	22
Depreciation of property, equipment and software	656	790	723	113
Amortization of intangible assets and land use rights	440	427	298	47
Amortization of right of use assets	354	349	392	62
Deferred income tax benefits	(176)	(493)	(337)	(53)
Changes in current assets and liabilities, net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions, net of deconsolidation:
(Increase)/decrease in accounts receivable	(2,041)	3,189	(468)	(73)
(Increase)/decrease in due from related parties	(1,054)	821	149	23
(Increase)/decrease in prepayments and other current assets	(2,245)	3,838	(560)	(88)
Decrease in long-term receivables	146	60	38	6
Increase/(decrease) in accounts payable	540	(7,762)	1,513	237
Increase/(decrease) in due to related parties	62	(159)	(97)	(15)
Increase/(decrease) in salary and welfare payable	1,143	(1,318)	361	57
Increase/(decrease) in taxes payable	407	(242)	(149)	(23)
Increase/(decrease) in advances from customers	2,211	(4,073)	(69)	(11)
Decrease in accrued liability for rewards program	(50)	—	(78)	(12)
Increase/(decrease) in other payables and accruals	1,163	(1,288)	(463)	(73)

Net cash provided by/(used in) operating activities	7,333	(3,823)	2,475	388

Cash flows from investing activities:
Purchase of property, equipment and software	(823)	(532)	(570)	(89)
Cash paid for long-term investments	(15,834)	(9,770)	(6,818)	(1,070)
Cash paid for business combinations, net of cash acquired	(212)	(958)	(42)	(7)
Purchase of intangible assets	(11)	—	(1)	(0)
Decrease in short-term investments	15,011	6,909	3,233	507
Cash received from loans to the users	2,553	3,992	4,542	713
Cash paid for loans to the users	(2,748)	(3,944)	(4,709)	(739)
Net change in loans to the users with terms of less than three months	(1,084)	91	(1,050)	(165)
Cash received from disposal of long-term investments	719	708	1,269	199
Cash disposed from deconsolidation of subsidiaries	(3)	(313)	—	—
Cash received/(disposed) from disposal of subsidiaries	19	(4)	(2)	(0)

Net cash used in investing activities	(2,413)	(3,821)	(4,148)	(651)

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(In millions)

	2019	2020	2021	2021
	RMB	RMB	RMB	US$ (Note 2)

Cash flows from financing activities:
(Repayment of)/proceeds from short-term bank loans, net	(3,079)	4,020	5,600	879
Proceeds from long-term bank loans	5,146	14,189	15	2
Repayment of long-term loans, including current portion	(3,147)	(3,589)	(3,608)	(566)
Proceeds from issuance of ordinary shares net of issuance cost (Note 19)	—	—	7,984	1,253
Proceeds from exercise of share options	467	159	307	48
Cash paid for acquisition of additional equity interests of subsidiaries	(220)	(2,089)	(321)	(50)
Cash paid for settlement of convertible notes	(10,048)	(9,522)	(6,426)	(1,009)
Proceeds from securitization debt	1,074	147	752	118
Cash paid for settlement of securitization debt	(608)	(690)	(384)	(60)
Cash received from non-controlling shareholders	1,159	5	—	—
Proceeds from issuance of exchangeable senior notes	—	3,395	—	—

Net cash (used in)/provided by financing activities	(9,256)	6,025	3,919	615

Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	309	(713)	(465)	(73)
Net (decrease)/increase in cash and cash equivalents, restricted cash	(4,027)	(2,332)	1,781	279
Cash and cash equivalents, restricted cash, beginning of year	25,774	21,747	19,415	3,047

Cash and cash equivalents, restricted cash, end of year*	21,747	19,415	21,196	3,326

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	1,496	1,239	753	118
Cash paid for interest, net of amounts capitalized	1,637	1,642	1,498	235
Supplemental schedule of non-cash investing and financing activities
Non-cash consideration paid for business acquisitions, investments and non-controlling interest	(400)	(50)	(278)	(44)
Share issuance as the consideration for equity investment	(7,615)	—	—	—
Accruals related to purchase of property, equipment and software	(144)	(126)	(94)	(15)
Unpaid cash consideration for business acquisitions and acquisition of additional equity interest of subsidiary	—	(43)	(309)	(48)

*	As of December 31, 2019, cash and cash equivalents and restricted cash are RMB19.9 billion and RM B 1.8 billion respectively.

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
On March 18, 2021, the Company announced that the following proposed resolution submitted for shareholder approval has been adopted and approved as a special resolution at the Company’s extraordinary general meeting of shareholders: Each of the Company’s issued and unissued ordinary shares of a nominal or par value of US$0.01 each in the capital of the Company be and is hereby subdivided into eight (8) ordinary shares of a nominal or par value of US$0.00125 each in the capital of the Company, effective from March 18, 2021 (“Share Subdivision”). The Company also announced that, concurrently with the effectiveness of the Share Subdivision, the ratio of ADS to ordinary share will be adjusted from eight (8) ADSs representing one (1) ordinary share to one (1) ADS representing one (1) ordinary share (the “ADS Ratio Change”). The number of ordinary shares as disclosed in these consolidated financial statements are prepared on a basis after taking into account the effects of the Share Subdivision and the ADS Ratio Change and have been retrospectively adjusted accordingly.
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

The Company is
considered
the primary beneficiary of a VIE or VIEs’ subsidiary and consolidated the VIE or VIEs’ subsidiary if the Company had variable interests, that will absorb the entity’s expected losses
, receive the entity’s expected residual returns, or both.
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
Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a telecommunications operation license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB900,000,000 as of December 31, 2021.
Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a travel agency operation license and mainly provides domestic, inbound and outbound tour services and air-ticketing
services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of December 31, 2021.
Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds a domestic travel agency license and is engaged in the provision of air-ticketing
service. Two senior officers of the Company hold 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB500,000,000 as of December 31, 2021.
Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various licenses for domestic and cross-border business of Qunar. Two senior officers of the Company hold 100% of the equity interest in Qunar Beijing. The registered capital of Qunar Beijing was RMB11,000,000 as of December 31, 2021.
The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.
As of December 31, 2021, the Company has various agreements with its consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.
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
Share Pledge Agreements:
The shareholders of the Company’s consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, have pledged their respective equity interests in the applicable consolidated affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such consolidated affiliated Chinese entities of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. This agreement shall be valid and binding on the parties, their heirs, successors and permitted assignees. In the event any of such consolidated affiliated Chinese entity breaches any of its obligations or any shareholder of such consolidated affiliated Chinese entities breaches his or her obligations, as the case may be, under these agreements, the Company is entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The pledge shall be established upon registration with the local branch of the PRC State Administration for Market Regulation (“SAMR”), which has been completed, and will expire two years after the pledgor and the applicable consolidated affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.
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
Loan Agreements:
Under the loan agreements the Company entered into with the shareholders of the Company’s consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, the Company extended long-term business loans to these shareholders of the Company’s consolidated affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of such consolidated affiliated Chinese entities. These business loan amounts were injected into the applicable consolidated affiliated Chinese entities as capital and cannot be accessed for any personal uses. The initial term of the loan agreements i
s 10 years and may be renewed automatically in
10-
year
terms unless the Company disapprove the extension by written notice in advance. The loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements or repay the loan in advance. The loan agreements shall be valid and binding on the parties, their successors and permitted assignees. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the travel agency, or value-added telecommunications business in China, as applicable, the Company will exercise its exclusive option to purchase all of the outstanding equity interests of the Company’s consolidated affiliated Chinese entities, as described in the following paragraph, and the loan agreements will be canceled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

As of the date of this annual report, pursuant to the loan agreement among Qunar Software, Hui Cao and Hui Wang, the loans extended by Qunar Software to each of Hui Cao and Hui Wang are only repayable by a transfer of such borrower’s equity interest in Qunar Beijing to Qunar Software or its designated party, in proportion to the amount of the loan to be repaid. This loan agreement will continue in effect indefinitely until such time when (i) the borrowers receive a repayment notice from Qunar Software and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless Qunar Software sends a notice indicating otherwise within 15 calendar days after it is aware of such event. The loan agreements shall be valid and binding on the parties, their successors and permitted assignees. The terms of this loan agreement is substantially similar to the terms described in the foregoing paragraphs
.

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
Summary financial information of the Company’s VIEs in the consolidated financial statements
Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB2.0 billion as of December 31, 2021. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.
Summary of selected financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows (RMB in millions):

	As of December 31,
	2020	2021
Selected Balance Sheets Data of VIEs
Cash and cash equivalents	7,011	7,084
Short-term investments	2,529	1,612
Accounts receivable	2,728	2,480
Prepayments and other current assets	3,474	2,208
Investments (non-current)	5,924	3,980
Total assets	32,084	28,122
Less: Inter-company receivables (Note i)	(8,690)	(8,810)
Total assets excluding inter-company receivables	23,394	19,312
Short-term debt and current portion of long-term debt	3,737	5,310
Accounts payable	1,753	1,944
Advances from customers	1,723	1,892
Other payables and accruals	1,944	2,473
Total liabilities	28,560	25,045
Less: Inter-company payables (Note ii)	(18,555)	(12,946)
Total liabilities excluding inter-company payables	10,005	12,099

Note i: The inter-company receivables as of December 31, 2020 and 2021 mainly represented the receivables of VIEs due from the Company’s wholly-owned subsidiaries for treasury cash management purpose.
Note ii: The inter-company payables as of December 31, 2020 and 2021 mainly represented payables of VIEs due to the Company’s wholly-owned subsidiaries for treasury cash management purpose.

The following table set forth the summary of results of operations of the VIEs and their subsidiaries of the Company (RMB in millions):

	For the year ended December 31,
	2019	2020	2021
Net revenues	9,572	6,513	6,035
Cost of revenues	3,627	2,471	2,557
Net income/(loss)	89	(254)	(119)

As aforementioned, the VIEs mainly conduct transportation ticketing, advertising and financial service businesses. Net revenues from VIEs accounted for around 30% of the Company’s net revenues for the year ended December 31, 2021.
The VIEs’ net income before the deduction of the inter-company service fee charges were RM
B1.7 billion
,
RMB1.5
billion and
RMB1.5
billion for the years ended December 31, 2019, 2020 and 2021, respectively.
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
The amount of service fees paid by all the VIEs
to the WFO
Es
were RMB1.6 billion, RMB1.7 billion and RMB1.7 billion for the years ended December 31, 2019, 2020 and 2021, respectively.
The following tables set forth the summary of cash flow activities of the VIEs and their subsidiaries of the Company (RMB in millions):

	For the year ended December 31,
	2019	2020	2021
Net cash (used in)/provided by operating activities	(517)	(597)	1,271
Net cash provided by investing activities	58	349	618
Net cash provided by /(used in) financing activities	144	255	(1,566)

The amounts of cash flow activities of the Company’s consolidated VIEs for the year ended December 31, 2020 have been revised to reflect an adjustment with an increase of RMB349 million in the cash provided by investing activities, and an increase of RMB255 million in the cash provided by financing activities. The amounts of cash flow activities of the Company’s consolidated VIEs for the year ended December 31, 2019 have been revised to reflect an adjustment with an increase of RMB58 million in the cash provided by investing activities, and an increase of RMB144 million in the cash provided by financing activities. The revisions, in the opinion of management, are immaterial. The impact of the revisions was eliminated in consolidation. There is no impact on the previously reported consolidated financial position, results of operations or cash flows.
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
Translations of amounts from RMB into US$ are unaudited and solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726 on December 3
0
, 2021, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 3
0
, 2021, or at any other rate.
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
Short-term investments
Short-term investments represent i)
held-to-maturity
investments which are due in one year and stated at amortized cost; ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year measured at fair value, and iii) foreign currency forward contracts measured at fair value which are short-term. Changes in the fair value are reflected in the consolidated statements of income/(loss) and comprehensive income/(loss).
Derivative Instruments
Derivative instruments are carried at fair value. The fair values of the derivative financial instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date.
The Company’s derivative instruments primarily consisted of foreign currency forward contracts and interest rate swap contracts. The foreign currency forward contracts are used to economically hedge certain foreign denominated liabilities and reduce, to the extent practicable, the potential exposure to the changes that exchange rates might have on the Company’s earnings, cash flows and financial position. As the derivative instruments of foreign currency forward contracts do not qualify for hedge accounting treatment, changes in the fair value are reflected in Other income/(expense) of the consolidated statements of income/(loss) and comprehensive income/(loss).
The interest rate swap contracts are used to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. As derivative instruments of interest rate swap contracts are designated as cash flow hedges and the hedge is highly effective, all changes in the fair value of the derivative hedging instruments are recorded in other comprehensive income/(loss)(“OCI”) as unrealized securities holding losses.
As of December 31, 2020 and 2021, and for the years ended December 31, 2019, 2020 and 2021, the balance of the derivative instruments and the total amount of fair value changes are not material.
Installment credit and nonrecourse securitization debt
The Company provides installment credit solutions to users with the terms generally below one year. Such amounts are recorded at the outstanding principal amount less allowance for credit losses, and include accrued interest receivable and presented in receivable related to financial services in Note 3.
Since 2018, the Company entered into asset backed securitization arrangements with third-party financial institutions and set up a securitization vehicle as servicer to issue the revolving debt securities to third party investors. The debt securities are collateralized by the loans due from the users transferred to the securitization vehicle. The Company consolidated the servicer of the securitized debt since economic interests are retained in the form of subordinated interests and it acts as the servicer of securitization vehicle. Therefore, the proceeds from the issuance of debt securities are reported as securitization debt, and the transferred collateralized receivable remain on the Company’s financial statements. The securities are repaid when the collections of the underlying collateralized receivable occur and are reported in “short-term debt and current portion of long-term debt” (Note 12) or “long-term debt” (Note 17) according to the contractual maturities of the debt securities.
As of December 31, 2020 and 2021, out of the total
receivables
due from the users, the collateralized receivable for the debt securities were RM
B0.7 billion and RMB1.0 billion,
respectively, and the
non-collateralized
receivable
(receivables which have not been transferred to the securitization vehicle)
were RM
B1.9 billion and RMB2.9 billion, respectively.
As of December 31, 2020 and 2021, the balance of allowance for expected credit losses for the receivable related to financial services amounted to RMB112 million and RMB209 million, respectively. The Company recognized the interest income from the receivable related to financial services in Revenue – Others. The interest expenses in relation to the nonrecourse securitization debt were recognized in the cost of revenue. For the years ended December 31, 2019, 2020 and 2021, the interest incomes and the interest expenses were not material.
The gross amount of the loans provided to users is presented in the investing section of the cash flow statement unless the term of the receivables is three month or less, in which case it is presented on a net basis by deducting the repayment from the users.

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
Property, equipment and software
Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	30-40 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	3-5 years
Computer equipment	3- 5 years
Furniture and fixtures	3-5 years
Software	3-5 years
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
On January 1 2021, the Company adopted Accounting Standards Update No. 2020-01, Investments— Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which did not have a material impact on the consolidated financial statements. These amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. These amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825.
Debt securities that the company has positive intent and ability to hold to maturity are classified as held to maturity debt securities and are stated at amortized cost.
The Company has classified its investments in debt securities, other than the held to maturity debt securities, as available-for-sale
securities.
Available-for-sale
debt securities are reported at estimated fair value (Note 7) with the aggregate unrealized gains and losses
, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale
security exceeds its fair value and if the Company has the intention to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of operations. If the Company does not have the intention to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis and the Company determines that the decline in fair value below the amortized cost basis of an available-for-sale
security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses along with the operating expense in the consolidated statements of operations. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds the Company’s best estimate of the present value of cash flows expected to be collected.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.
Fair value measurement of financial instruments
Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, derivative instruments, accounts receivable, due from related parties, available-for-sale
debt investments, equity securities, accounts payable, due to related parties, advances from end users, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2020 and 2021, except for derivative instruments, long-term debt, equity securities and available-for-sale
debt investments, carrying values of these financial instruments approximated their fair values because of their generally short maturities. The Company reports derivative instruments, equity securities and available-for-sale
debt investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. The Company disclosed the fair value of its long-term debts based on Level 2 inputs in Note 17.
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
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, growth rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined.

Acquisitions

During the periods presented, the Company
completed
several transactions to acquire controlling shares to enrich its products and to expand business. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with purchasing similar assets and liabilities in similar industries. Major assumptions used in determining the fair value of these acquired assets include revenue growth rate and weighted average cost of capital. The amount of excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill. The major acquisitions during the periods presented are as follows:
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
In September 2020, the Company consummated the acquisition of 100% equity interest of an online payment agency with the total cash consideration of RMB 423 million. The net assets acquired based on their fair values was RMB61 million, including cash acquired with amount of RMB113 million. The newly identifiable intangible asset was RMB324 million which primarily consist of a payment business license which is amortized over fifteen years on a straight-line basis. The deferred tax liability of RMB81 million as recognized in associated with the identifiable intangible assets. The goodwill recognized for the acquisition was RMB119 million which is primarily attributable to the expected synergies from the online payment processing services that will complement the Company’s existing services offered through its online platforms.
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
Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated income statements for the years ended December 31, 2019, 2020 and 2021, either individually or in aggregate. Other immaterial acquisitions in 2019, 2020 and 2021 with total consideration of RMB17 million, nil and RMB1.8 million respectively resulted in goodwill increase of nil
,
 nil
and nil
respectively, and intangible assets increase of nil, nil and RMB0.5 million respectively.

Goodwill and other intangible assets
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs.
Goodwill is not amortized but is reviewed at least annually for impairment or earlier. The Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Company. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment. Recoverability of goodwill is evaluated using a two-step
process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeded the carrying value of the net assets assigned to a reporting unit, goodwill was considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeded the fair value of a reporting unit, the second step of the impairment test was performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill required valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeded its implied fair value, goodwill was deemed impaired and was written down to the extent of the difference. The Company estimated total fair value of the reporting unit using discounted cash flow analysis, and made assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.
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
The Company evaluates if goodwill impairment may be indicated on quarterly basis and performs the annual goodwill impairment assessment as of December 31. As of December 31, 2021, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance as well as the share price, and concluded by weighing all these factors in their entirety that it was not more likely than not the fair value of the Company’s reporting unit was lower than its respective carrying value. There was no impairment of goodwill during the years ended December 31, 2019, 2020 and 2021.
Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete
agreements, customer list, supplier relationship, technology, business relationship and payment business license as of December 31, 2020 and 2021. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to fifteen years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.
The Company reviews intangible assets with indefinite lives annually for impairment or earlier, if an indication of impairment exists.
No impairment on other intangible assets was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.
Impairment of long-lived assets
Long-lived
assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of an asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the Company recognizes an impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value.

Accrued liability for rewards program

The Company provides a discretionary (not provided for within end user contracts) loyalty points program to its end users. The points awarded can be redeemed for cash or used to purchase gifts on the Company’s website and mobile platforms.
The estimated incremental costs of the loyalty points program are recognized as sales and marketing expense, or as a reduction of the revenue, depending on whether it can be redeemed to gifts or redeemed for cash, and accrued for as a current liability. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. For the years ended December 31, 2019, 2020 and 2021, the incremental costs recognized for the rewards program were immaterial.
Deferred revenue
The Company offers a discretionary coupon program, through which the Company provides coupons to end users who book selected hotels online through website. The end users who use the coupons receive credits in their virtual cash accounts upon check-out
from the hotels and reviews for hotels submitted. The end users may redeem the amount of credits in their virtual cash account in cash or voucher for their future bookings on the Company’s website and mobile platforms. The Company accounts for the estimated cost of future usage of coupons as reduction of the revenue.
Revenue recognition
The Company recognizes the revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Under which, the Company’s revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts for merchant business where the Company undertakes substantive inventory risks by pre-purchasing
inventories.
Revenue from accommodation reservation services, transportation ticketing services, packaged tours, and corporate travel are substantially recognized at a point of time when the performance obligations that are satisfied. Revenue from other businesses comprise primarily of online advertising services and financial services, which are recognized ratably over the time.
Accommodation reservation services
The Company receives commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancellable
which is the point considered when the Company completes its performance obligation in accommodation reservation services which include reservation and various post-booking services. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled hotel reservations. The amount of accommodation reservation services revenues
recognized at gross basis were immaterial during the years ended December 31, 2019, 2020 and 2021, respectively.
Transportation ticketing services
Transportation ticketing services revenues mainly represent revenues from tickets reservations and other related services. The Company receives commissions from travel suppliers for ticketing services through the Company’s transaction and service platform under various services agreements. Commissions from ticketing services rendered are recognized after tickets are issued as this is when the Company’s performance obligation is satisfied. The Company presents revenues from such transactions on a net basis in the statements of income as the Company, generally, does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled ticket reservations is minimal in the past. The amount of transportation ticketing services revenues recognized at gross basis were immaterial during the years ended December 31, 2019, 2020 and 2021, respectively.

For year ended December 31, 2020, as a result of the
COVID-19
pandemic, the Company received a significant volume of the requests from its users for ticketing order cancellations and refunds due to the extended travel restrictions. For the orders of which the commissions were previously recognized in 2019, the Company reversed the commission revenue upon the cancellation in 2020. For the year ended December 31, 2020, the amount of the reversal of commission revenue previously recognized in 2019 is not material.
Packaged tours
The Company receives referral fees from travel product providers for packaged-tour products and services through the Company’s transaction and service platform. Referral fees are recognized on the departure date of the tours as this is when the Company’s performance obligation is satisfied. The Company presents revenues from such transactions on a net basis in the statements of income when the Company does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled packaged-tour products reservations. The Company presents majority of its packaged-tour products and services revenues recognized on a net basis during the years ended December 31, 2019, 2020 and 2021, respectively.
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
The Company receives advertising revenues, which principally represent the sale of banners or sponsorship on the website and mobile from customers. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided. The financial service revenues mainly represent the service fees from third party financial institutions for the Company’s platform services that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period. For the years ended December 31, 2019, 2020 and 2021, there was no service in other businesses that had the revenue exceeding 10% of the total revenue of the Company.
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
Significant judgments and assumptions are required to estimate the allowance for expected credit losses on receivables from and prepayments to customers and such assumptions may change in future periods, particularly the assumptions related to the impact of the
COVID-19
pandemic on the business prospects and financial condition of customers and the Company’s ability to collect the receivable or recover the prepayment. For the year ended December 31, 2020, the Company facilitated and processed a significant volume of reservation cancellation requests from end users due to the
COVID-19
pandemic, causing a significant increase of the accounts receivables due from the customers (i.e. the travel suppliers) due to the fact that the Company paid the refunds to the end users on behalf of its customers and expected to be reimbursed by its customers. Given the business disruptions and financial challenges faced by the Company’s customers as driven by the
COVID-19
pandemic, the Company has further analyzed the credit risks of related customers considering recent credit losses, repayment patterns and business conditions. Such analysis was performed at the individual customer’s level or at a group of customers level, depending on the amount and extent of overdue as well as the risk characteristics of the different customers. As a result of such analysis, the company has increased its allowance for expected credit losses on both the receivables and prepayments balances. As of December 31, 2021, no additional impairment indicators were identified; however, it is possible that the Company may have to record additional significant provisions for expected credit losses in the future.

The following table summarized the details of the Company’s allowance for expected credit losses (RMB in millions):

	2019	2020	2021
Allowance at beginning of year	156	256	799
Cumulative effect of adoption of new accounting standard	—	83	—
Deconsolidation of subsidiaries	—	(27)	(1)
Provisions for credit losses	191	700	141
Write-offs	(91)	(213)	(124)

Allowance at end of year	256	799	815

Cost of revenues
Cost of revenues consists primarily of payroll compensation of customer service center personnel, credit card service fee, payments to travel suppliers, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals, direct cost of financial service and related expenses incurred by the Company’s transaction and service platform which are directly attributable to the rendering of the Company’s travel related services and other businesses.
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
Sales and marketing
Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB5.5 billion, RMB1.9 billion and RMB2.4 billion for the years ended December 31, 2019, 2020 and 2021 respectively, are charged to the statements of income as incurred.
Share-based compensation
The Company grants restricted share units (“RSUs”) and share options of the Company to
eligible employees. The Company accounts for share-based awards issued to employees in accordance with ASC Topic 718
Compensation – Stock Compensation
. Under ASC 718, the Company measures at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company applies the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns. Expected dividend yield is determined in view of the Company’s historical dividend payout rate and future business plan. The Company estimates expected volatility at the date of grant based on historical volatilities. The fair values of RSUs are determined with reference to the fair value of the underlying shares. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods.
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
Share incentive plans (share numbers ha
ve
 reflected the effect of Share Subdivision on March 18, 2021)
In October, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”). As of December 31, 2020 and 2021, 17,067,456 and 15,290,480 options and 23,192 and 320 RSUs were outstanding under the 2007 Incentive Plan.
In June, 2017, the Company adopted a Global Share Incentive Plan (“Global Incentive Plan”). The Company granted 8,921,248 and 15,404,097 new share options and 550,888 and 255,004 new RSUs to employees with 4 year requisite service period for year ended December 31, 2020 and 2021, respectively. As of December 31, 2020 and 2021, 40,516,400 and 50,790,639 options and 911,320
,
 and 869,300 RSUs were outstanding under the Global Incentive Plan.
In December 2019
,
 the Company completed a
one-time
modification of share options (the “Modification”), pursuant to which eligible employees were able to exchange every
four share options previously granted under the 2007 Incentive Plan
or
the Global Incentive Plan for one new option
that
entitles
each
eligible grantee to purchase one ordinary share, provided that the eligible options
previously granted
(and subject to
exchange) each had an
exercise price exceeding US$40
 per ordinary share.

The exercise price of each new option is US$0.00125
 per ordinary share and the
vesting schedules remaining unchanged
.
As a result of the Modification
, 6,686,792
options were exchanged fo
r 1,672,208
new options. The incremental compensation cost of the Modification was immaterial.
As detailed in Note 2 “basis of presentation”, following the Share Subdivision that became effective on March 18, 2021, each ordinary share was subdivided in to eight ordinary shares and each ADS represents one ordinary share. Prior and subsequent to March 18, 2021, one ordinary share was issuable upon the vesting of one outstanding restricted share or the exercise of one outstanding share option, respectively. Therefore, following the Share Subdivision, each share option and restricted share is subdivided into eight share options and eight restricted shares,
and
the weighted average grant date fair value per restricted share and the weighted average exercise price per share option are
diluted by eight times.
The number of restricted shares and share options, the weighted average grant date fair value per restricted share and the weighted average exercise price per share option has been retrospectively adjusted for the Share Subdivision in the following tables. The Share Subdivision does not have any impact on the compensation cost of the Company.
The following table summarized the Company’s share option activity under all the option plans (in US$, except for shares):

	Number of Shares (Note i)	Weighted Average Exercise Price (Note i, ii)	Weighted Average Remaining Contractual Life (Years) (Note i)	Aggregate Intrinsic Value (in millions) (Note i)
Outstanding at December 31, 2018	53,672,064	24.77	5.62	366

Granted	13,520,720	19.87
Exercised	(5,883,328)	11.39
Forfeited	(1,925,976)	20.93
Modified	(6,686,792)	42.36
Converted from modification	1,672,208	0.00

Outstanding at December 31, 2019	54,368,896	22.21	5.63	679

Granted	8,921,248	15.87
Exercised	(3,495,960)	6.96
Forfeited	(2,210,328)	12.00

Outstanding at December 31, 2020	57,583,856	22.55	5.16	704

Granted	15,404,097	18.46
Exercised	(5,106,035)	9.32
Forfeited	(1,800,799)	7.9

Outstanding at December 31, 2021	66,081,119	23.02	5.42	398

Vested and expect to vest at December 31, 2021	63,410,097	23.13	5.38	376

Exercisable at December 31, 2021	32,693,344	25.89	4.52	123

Note i: The number of restricted shares and weighted average exercise price have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021 (Note 2 and Note 20)
Note ii: The weighted average exercise price has been adjusted for the Modification in December 2019 (Note 2)

The Company’s current practice is to issue new shares to satisfy share option exercises
.
The
expected-to-vest
options are the result of applying the
pre-vesting
forfeiture rate assumptions of 8% to total unvested options.
The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$24.62 (US$24.62 per ADS) as of December 31, 2021 and the exercise price for in-the-money
options) that would have been received by the option holders if all in-the-money
options had been exercised on December 31, 2021.
The total intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021 were US$162 million US$159 million and US$128 million, respectively.
The weighted average fair value of options granted after Share Subdivision during the years ended December 31, 2019, 2020 and 2021 was US$19.47, US$15.67 and US$19.94 per share, respectively.
As of December 31, 2021, there was US$436 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.4 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB467 million, RMB159 million and RMB307 million for the years ended December 31, 2019, 2020 and 2021, respectively. The transfer agent was engaged by the Company to collect the exercise proceeds and remitted on a regular basis and these amounts were included in “prepayments and other current assets”.
The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2019	2020	2021
Risk-free interest rate	1.40%-2.44%	0.21%-1.32%	0.21%-1.18%
Expected life (years)	5	4 – 5	4 – 5
Expected dividend yield	0%	0%	0%
Volatility	42%-43%	40%-43%	39%-43%
Fair value of options at grant date per share	from US$11.37 to US$32.38	from US$8.12 to US$31.99	from US$8.61 to US$39.17
The following table summarizes the Company’s RSUs activities under all incentive plans (in US$, except for shares):

	Number of Shares (Note i)	Weighted average grant date fair value (US$) (Note i)
Restricted shares

Unvested at December 31, 2018	5,097,648	37.81

Granted	150,000	37.33
Vested	(954,672)	36.89
Forfeited	(284,208)	38.72

Unvested at December 31, 2019	4,008,768	37.94

Granted	550,888	28.49
Vested	(3,439,944)	37.53
Forfeited	(185,200)	38.42

Unvested at December 31, 2020	934,512	33.79

Granted	255,004	31.35
Vested	(215,484)	37.26
Forfeited	(104,412)	30.12

Unvested at December 31, 2021	869,620	32.65

Note i: The number of restricted shares and weighted average grant date fair value have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021 (Note 2 and Note 20).
As of December 31, 2021, there was US$15
million
unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 1.5 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

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

	2019	2020	2021
Gain on deconsolidation of subsidiaries (Note 18)	161	1,091	—
Subsidy income	589	601	550
Settlement of provision and contingent liability balances related to an equity method investment (a)	603	—	—
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition (Note 2)	196	—	—
Foreign exchange (losses)/gains	(378)	(40)	1
Gain/(loss) on disposal of long-term investments (Note 7)	318	(602)	63
Fair value changes of equity securities investments and Exchangeable Senior Notes	2,334	(612)	(170)
Impairments of long-term investments	(205)	(905)	(96)
Others	12	194	25

Total	3,630	(273)	373

(a)
Skysea Holding International Ltd. (“Skysea”) used to be an equity investment of the Company. In 2017, based on the impairment assessment by considering the operating results, market condition and business updates, a provision of RM
B
536 million for the loan and receivable balance due from
Skysea was provided
and a liability of RMB367 million for the contingent payable was recorded which reflected the then best estimates of the liability to be assumed by the Company and offset by the proceeds from the net realisable value of Skysea in the event of winding down of its business. In 2019, Skysea completed its winding down of the business and the Company entered into the final settlement with Skysea. According to the final settlement, the Company collected the amount due from Skysea and settled the provision and contingent liability of RMB603 million as other income
,
 which includes RMB236 million
provi
sion
previously made for loan receivable and RMB367 million previously provided
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
Dividends
Dividends are recognized when declared.
PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As the majority of the Company’s revenues are in RMB, any restrictions on currency exchange may limit the Company’s ability to use revenue generated in RMB to fund the Company’s business activities outside China or to make dividend payments in U.S. dollars. However, the Company believes the restrictions on currency exchange imposed by the PRC foreign exchange regulations and enforced by the PRC State Administration of Foreign Exchange (“SAFE
”)
do not constitute the “restrictions” under Rule
4-08(e)(3)
under Regulation
S-X,
because such restrictions in substance do not prohibit the Company’s subsidiaries or VIEs from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities should be complied with. As of December 31, 2021, the restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RM
B6.5 billion.
As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2019, 2020 and 2021 were RMB21.9 billion, RMB25.8 billion and RMB28.4 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.
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
No dividends have been paid or declared by the Company during the years ended December 31, 2019, 2020 and 2021.

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
On March 18, 2021, the Company effected a share split by
one-to-eight
subdivision of shares (“Share Subdivision”) and a change in the ADS ratio proportionate to the Share Subdivision from eight (8)
ADSs representing one (1) ordinary share to one (1) ADS representing one (1)
 ordinary share. The basic and diluted EPS are adjusted retroactively for all periods presented to reflect these changes.
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
Recent Accounting Pronouncements
In January 2020, the FASB issued Accounting Standards Update
No. 2020-01,
Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph
815-10-15-141(a)
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
to determine the accounting for those forward contracts and purchased options. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company adopted this update in the first quarter of 2021 and the adoption did not have a material impact to the Company’s Consolidated Financial Statements.

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
In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.
In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.
Certain risks and concentration
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2019, 2020 and 2021, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality based on their credit ratings. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.
No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2019, 2020 and 2021. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2020 and 2021.
Impact of
COVID-19
The Company’s businesses, results of operation, financial positions and cash flows are materially and adversely affected by the
COVID-19
pandemic, including but not limited to the material adverse impact on the Company’s revenues and operation results as result of the travel restrictions as well as significant incremental costs and expenses incurred when facilitating the end users in their cancellations and refund requests. The impacts of
COVID-19
may also include slower collection of receivables and additional credit losses and significant downward adjustments or impairment to the Company’s long-term investments and goodwill if the impacts become other than temporary.
Because the significant uncertainties surrounding the
COVID-19
on the Company’s business is still evolving, the extent of the business disruption, including the duration and the related financial impact on subsequent periods cannot be reasonably estimated at this time.

3.	PREPAYMENTS AND OTHER CURRENT ASSETS
Components of prepayments and other current assets as of December 31, 2020 and 2021 were as follows (RMB in millions):

	2020	2021
Prepayments and other deposits	3,931	3,952
Receivable related to financial services (Note 2)	2,462	3,679
Prepaid expenses	454	224
Interest receivable s	350	621
Others	658	556

Total	7,855	9,032

4.	LONG-TERM DEPOSITS AND PREPAYMENTS
The Company is required to pay certain amounts of deposits to airline companies and hotel suppliers. The Company is also required to pay deposits to local travel bureaus as a pledge for insurance of traveler’s safety.
Components of long-term deposits and prepayments as of December 31, 2020 and 2021 were as follows (RMB in millions):

	2020	2021
Deposits paid to airline suppliers	221	183
Deposit paid to lessor	72	65
Deposits paid to advertising suppliers	54	35
Deposits paid to hotel suppliers	13	17
Others	51	71

Total	411	371

5.	LAND USE RIGHTS
Land use rights are amortized under straight-line method through the respective period of land rights, which are from
40-50
years. Amortization expense for the years ended December 31, 2019, 2020 and 2021 was approximately RMB3 million, RMB3 million and RMB3 million, respectively. As of December 31, 2020 and 2021, the net book value was RMB88 million and RMB86 million respectively.

6.	PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2020 and 2021 were as follows (RMB in millions):

	2020	2021
Buildings	5,424	5,408
Computer equipment	1,065	1,040
Website-related equipment	1,402	1,623
Furniture and fixtures	283	229
Software	665	651
Leasehold improvements	169	222
Construction in progress	1	0
Less: accumulated depreciation and amortization	(3,229)	(3,639)

Total net book value	5,780	5,534

Depreciation expense for the years ended December 31, 2019, 2020 and 2021 was RMB656 million
, RMB790 million and RMB723 million, respectively.

7.	INVESTMENTS
The Company’s long-term investments are consisted of the follows (RMB in millions):

	2020	2021
Debt investments	18,213	16,467
Equity investments	29,730	28,494

	47,943	44,961

Debt investments
Held to maturity debt securities
Held to maturity investments were time deposits and financial products in commercial banks with maturities of more than one year with the carrying amount of RMB15.4 billion and RMB13.1 billion as of December 31, 2020 and 2021 respectively. As of December 31, 2020 and 2021, the weighted average maturities periods are 1.8 years and 1.7 years, respectively.

Available-for-sale
debt investments
The following table summarizes the Company’s
available-for-sale
debt investments (RMB in millions):

	2020	2021
Cost, after adjusted with other-than-temporary impairment	3,134	3,734
Gross Unrealized Gains, including foreign exchange adjustment	173	271
Gross Unrealized Losses, including foreign exchange adjustment	(451)	(651)

Fair Value	2,856	3,354

For the years ended December 31, 2019, 2020 and 2021, the unrealized securities holding gain/(loss), net of tax of RMB5 million, RMB(21) million and RMB1 million, respectively, was reported in other comprehensive income/(loss).
At December 31, 2021, the Company did not have the intent or a requirement to sell its available-for-sale
debt investments. The Company believes that the decline in fair value of the investment is largely due to changes in market and economic conditions related to a temporary impact from
COVID-19
pandemic. The Company also reviewed other available information and at December 31, 2021, concludes the amortized cost basis of the investment is able to be recovered.
Equity investments
Equity securities with readily determinable fair values
The following table summarizes the Company’s equity securities with readily determinable fair values (RMB in millions):

	2020	2021
Cost, after adjusted for other-than-temporary impairment s	4,765	4,070
Gross Unrealized Gains, including foreign exchange adjustment	6,309	5,097
Gross Unrealized Losses, including foreign exchange adjustment	(839)	(596)

Fair Value	10,235	8,571

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. The change of fair value is reported in other income/(expense).
Equity securities without readily determinable fair values
Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance
common stock, are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying value of equity securities without readily determinable fair values was RMB588 million and RMB604 million as of December 31, 2020 and 2021 respectively. There is no fair value changes related to these investments for the years ended December 31, 2020 and 2021. None of the investments individually is considered as material to the Company’s financial position.
For the years ended December 31, 2019, 2020 and 2021, the Company disposed certain equity securities without readily determinable fair values for total consideration of RMB0 million, RMB30 million and RMB15 million, respectively, which results a gain/(loss) of RMB(1) million, RMB1 million and RMB(4) million as reported in other income/(expense), respectively.
For the years ended December 31, 2019, 2020 and 2021, the Company made investments in equity investments without readily determinable fair values with amount of RMB89 million, RMB94 million and RMB45 million, respectively.
Equity method investments
In December 2016, in connection with a share exchange transaction with BTG Hotels Company (“BTG”) and Homeinns Hotel Company (“Homeinns”), the Company exchanged its previously held equity interest in Homeinns for 22
% equity interest of BTG. The Company applied equity method to account for the investment in BTG on one quarter lag basis. In 2021, the Company consummated a transaction to sell approximately 9 million BTG’s shares in open market for a total consideration of RMB201 million which resulted in a gain of RMB41 million reported in “Other income/ (expense)” (Note 2). After the transaction, the Company holds 14.40% equity interest of BTG and is still able to exercise significant influence over BTG (due, primarily, to the Company’s ability to appoint one member to the BTG Board of Directors), and continuously recorded this investment as an equity method investment. As of December 31, 2020 and 2021, the carrying value of its investment in BTG were
RMB2.7 billion and RMB2.6
billion respectively, the change of which primarily relates to the disposal of the equity investment and the equity income or loss recognized.

Tujia used to be a subsidiary of the Company. In 2015, after a private placement of Tujia, the Company lost the control in Tujia. In 2017, Tujia completed a restructure and its offline business was assumed by Tujia Offline, a newly established company and the Company converted part of its redeemable preferred shares investment in Tujia to common shares of Tujia and Tujia Offline. After that the Company has common shares investments on Tujia and Tujia Offline and redeemable preferred shares investment on Tujia. The Company concluded that although whilst it has majority ownership of Tujia, it does not have control over Tujia since the Company does not have control of the board of directors of Tujia, which makes all the significant decisions of Tujia. Therefore, the Company applies equity method for its common shares investments on Tujia and Tujia Offline on one quarter lag basis. As of December 31, 2019, the carrying value of the equity method investments was
RMB1.0
billion. In 2020, Tujia Offline consummated an external financing, together with the new investors, the Company obtained certain preferential rights, including the redemption rights at the Company’s option and liquidation preference. As a result of which, its investment was no longer considered as in substance of common stock. Therefore, the investment on Tujia Offline was then accounted for as available-for-sale
debt security with the initial fair value of
RMB 0.5
billion, and the previously held equity method investment on Tujia Offline of
RMB1.0
 billion was derecognized as an extinguishment with a deemed disposal loss of
RMB0.4
billion recognized in other loss. The redeemable preferred shares investment in Tujia was accounted for as available-for- sale debt security. In 2021, the Company subscribed additional redeemable preferred shares of Tujia with a total consideration of RMB 700 million. As of December 31, 2020 and 2021, fair value of the redeemable preferred shares were
RMB1.9
billion and RMB2.4 billion, respectively. For the years ended December 31, 2020 and 2021, the fair value change losses of the redeemable preferred shares investment in Tujia were RMB70 million and RMB139 million, respectively, and was reported in other comprehensive income/(loss). The Company believes the fair value change losses of the redeemable preferred shares investment in Tujia was mainly due to the adverse changes in market and economic conditions related to the temporary impact from COVID-19 pandemic.
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
E-dragon
are classified as
available-for-sale
debt security. In March 2018,
E-dragon
consummated a merger with Tongcheng Network Technology Co.,Ltd (“LY.com”) with share swap transaction. The Company received an equity method investment in the enlarged group with previously held equity investment and preferred shares of
E-dragon
be exchanged. The Company recognized the gain of RMB847 million as reported in other income on receipts the shares in the enlarged group in 2018, and recognized the gain of RMB267 million as reported in other income when certain accrued tax related indemnification liability for the other shareholders of LY.com was reversed based on the final settlement in 2019. During the year ended December 31, 2018, the Company acquired additional equity interest with total consideration of RMB1.4 billion. After these transactions, the Company has 27% equity interest in the enlarged group and applied equity method for this investment. As of December 31, 2020 and 2021, the carrying value of its equity investment was RMB5.5 billion and RMB5.7 billion respectively, the change of which primarily relates to the equity income recognized.
The shares of MakeMyTrip Limited (“MakeMyTrip”) are listed in Nasdaq Stock Exchange. The Company used to hold approximately 10% equity interest in MakeMyTrip and accounted for the investment as equity securities with readily determinable fair values. In August 2019, the Company consummated a share exchange transaction with Naspers Limited (“Naspers”), a shareholder of MakeMyTrip, pursuant to which Naspers exchanged certain ordinary shares and Class B convertible ordinary shares of MakeMyTrip for the Company’s newly issued 4,108,831 ordinary shares. Concurrent with the share exchange, the Company made the investment in a third-party investment entity by contributing certain ordinary shares and Class B shares of MakeMyTrip held by the Company and recorded the investment using equity method. After these transactions, the Company owns ordinary shares and Class B shares of MakeMyTrip, representing approximately 49% of MakeMyTrip’s total voting power with the total consideration of approximately US$1.2 billion (RMB8.7 billion), which included US$1.0 billion (RMB6.9 billion) newly issued ordinary shares of the Company and US$0.2 billion (RMB1.8 billion) of its previously held equity investment. The Company applied equity method to account for the investment in MakeMyTrip on one quarter lag basis. In 2020, as result of the adverse impact on the business of MakeMyTrip from the
COVID-19
pandemic which is considered as other-than-temporary on its business, the Company recorded an impairment loss on its investment in the amount of
RMB0.7
billion. As of December 31, 2020 and 2021, the carrying value of its investment was
RMB5.7 billion and RMB5.6 billion.
As of December 31, 2021, equity method investments that are publicly traded with an aggregate carrying amount of RMB14.0 billion have increased in value and the total market value of these investments amounted to RMB19.5 billion.
The Company made some investments in several third party investment funds and accounted for the investments under the equity methods. As of December 31, 2020 and 2021, the carrying value of these investments were
RMB2.5 billion and RMB3.0 billion respectively.
As of December 31, 2020 and 2021, the carrying value of the remaining equity method investments were
RMB2.4 billion and RMB2.3 billion, respectively.

The Company summarizes the condensed financial information of the Company’s equity method investments as a group below in compliance with Rule
4-08
of Regulation
S-X
(RMB in millions).

	2019	2020		2021
	equity investments	MakeMyTrip	other equity investments	equity investments
Operating data:
Revenue	28,423	1,883	19,704	20,482
Gross profit	17,608	1,377	8,670	9,490
Income/(loss) from operations	2,590	(991)	(805)	430
Net income/(loss)	970	(2,864)	(1,631)	392
Net loss attributable to equity method investments	(440)	(1,459)	(389)	(31)
Add: Equity dilution impact	93	92	67	127

Equity in ( loss )/income of affiliates	(347)	(1,367)	(322)	96

	2019	2020		2021
	equity investments	MakeMyTrip	other equity investments	equity investments
Balance sheet data:
Current assets	41,940	1,682	35,004	51,437
Long-term assets	45,968	5,121	37,028	51,233
Current liabilities	31,769	1,100	27,914	36,344
Long-term liabilities	10,677	221	9,054	21,708
Non-controlling interests	342	24	167	178
For the years ended December 31, 2019, 2020 and 2021, the total cash paid for equity method investments was RMB1.4 billion, RMB351 million and RMB

million
, respectively.
Impairments
The Company performs an impairment assessment of its investments by considering factors including, but not limited to, current economic and market conditions with the considerations of
COVID-19
impacts, as well as the operating performance of the investees. For the years ended December 31, 2019, 2020 and 2021, impairment charges in connection with the available-for-sale
debt investment of RMB150 million , nil and nil were recorded. Impairment charges in connection with the equity securities with readily determinable fair value of nil, RMB28 million and nil were recorded. Impairment charges in connection with the equity securities without readily determinable fair value of RMB55 million , RMB37 million and RMB14 million were recorded. Impairment charges in connection with the equity method investments of nil, RMB840 million and RMB82 million were recorded. The impairment was recorded in “Other income/(expense)” (Note 2).

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

	Fair Value Measurement at December 31, 2020 Using
	Level 1	Level 2	Level 3	Fair Value at December 31, 2020
	RMB	RMB	RMB	RMB	US$

Assets
Financial products (Note 2,7)	—	22,752	—	22,752	3,487
Time deposits (Note 2,7)	—	17,373	—	17,373	2,663
Derivative:
Foreign currency forward contracts (Note 2)	—	51	—	51	8
Equity securities (Note 7)	10,235	—	—	10,235	1,569
Available-for-sale debt investments (Note 7)	—	—	2,856	2,856	438

Total Assets	10,235	40,176	2,856	53,267	8,165

Liabilities
Exchangeable senior notes (Note 17)	—	4,249	—	4,249	651
Derivative:
Foreign currency forward contracts (Note 2)	—	46	—	46	7
Interest rate swap contract (Note 2)	—	11	—	11	2

Total Liabilities	—	4,306	—	4,306	660

	Fair Value Measurement at December 31, 2021 Using
	Level 1	Level 2	Level 3	Fair Value at December 31, 2021
	RMB	RMB	RMB	RMB	US$

Assets
Financial products (Note 2,7)	—	22,857	—	22,857	3,587
Time deposits (Note 2,7)	—	19,807	—	19,807	3,108
Derivative:
Foreign currency forward contracts (Note 2)	—	11	—	11	2
Interest rate swap contract (Note 2)	—	3	—	3	0
Equity securities (Note 7)	8,571	—	—	8,571	1,345
Available-for-sale debt investments (Note 7)	—	—	3,354	3,354	526

Total Assets	8,571	42,678	3,354	54,603	8,568

Liabilities
Exchangeable senior notes (Note 17)	—	3,791	—	3,791	595
Derivative:
Foreign currency forward contracts (Note 2)	—	38	—	38	6
Interest rate swap contract (Note 2)	—	1	—	1	0

Total Liabilities	—	3,830	—	3,830	601

The

roll forward of major Level 3 investments are as follows (RMB in millions):

Total

Fair value of Level 3 investments as at December 31, 2019	2,548

Transfer into Level 3	563
New addition	54
Disposal of investments	(25)
Effect of exchange rate change	(131)
The change in fair value of the investments	(153)

Fair value of Level 3 investments as at December 31, 2020	2,856

Transfer out of Level 3	(35)
New addition	704
Disposal of investments	(66)
Effect of exchange rate change	(44)
The change in fair value of the investments	(61)

Fair value of Level 3 investments as at December 31, 2021	3,354

Management determined the fair value of these Level 3 investments based on income approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of December 31, 2021 are as follows:

Unobservable Input
Revenue growth rate	-5%-105%
Weighted average cost of capital	14%-17.5%
Lack of marketability discount	15%~20%
Expected volatility	37%~57%
Probability	Liquidation scenario: 30%~70% Redemption scenario: 30% IPO scenario: 0%~40%

9.	GOODWILL
Goodwill, which is not tax deductible, represents the synergy effects of the business combinations
. The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021 were as follows (RMB in millions):

	2020	2021
Balance at beginning of year	58,308	59,353
Acquisition	1,138	—
Disposals and immaterial others	(93)	—

Balance at end of year	59,353	59,353

Goodwill resulting from the business combinations has been allocated to the single reporting unit of the Company. For the years ended December 31, 2019, 2020 and 2021, the Company performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Company’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying amount, and therefore the Company’s goodwill was not impaired. As of December 31, 2021, there had not been any accumulated goodwill impairment provided.

10.	INTANGIBLE ASSETS
Intangible assets were as follows (RMB in millions):

	2020	2021
Intangible assets to be amortized
Business Relationship (Representing the relationship with the travel service providers and other business partners)	1,872	1,872
Technology	610	610
Others	799	799
Intangible assets not subject to amortization
Trade mark	11,776	11,764
Others	158	159

	15,215	15,204

Less: accumulated amortization
Intangible assets to be amortized
Business Relationship	(1,176)	(1,342)
Technology	(541)	(588)
Others	(242)	(314)

	(1,959)	(2,244)

Net book value
Intangible assets to be amortized
Business Relationship	696	530
Technology	69	22
Others	557	485
Intangible assets not subject to amortization
Trade mark	11,776	11,764
Others	158	159

	13,256	12,960

Indefinite-lived intangible assets are not subject to legal, regulatory, contractual, competitive, economic or other limitation on their useful lives. The Company evaluates to determine whether events and circumstances continue to support an indefinite useful life in each reporting period.

Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Company amortizes its finite-lived intangible assets over their estimated economic useful lives using the straight-line method:

Business Relationship	5-10 years
Technology	5-10 years
Others	3-15 years
Amortization expense for the years ended December 31, 2019, 2020 and 2021 wa
s
 approximately RMB437 million, RMB424 million and RMB295 million respectively.
The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows (RMB in millions):

Amortization
2022	240
2023	186
2024	181
2025	155
2026	51

813

11.	LEASES
The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining lease terms of one to eight years.
Operating lease costs were RMB416 million and RMB439 million for the years ended December 31, 2020 and 2021, respectively.
Supplemental cash flow information related to leases were as follows (RMB in millions):

	2020	2021
Cash paid for amounts included in the measurement of lease liabilities	415	507
Right-of-use assets obtained in exchange for operating lease liabilities	589	455
As of December 31, 2020 and 2021, supplemental consolidated balance sheet information related to leases were as follows (RMB in millions):

	2020	2021
Right-of-use assets	987	777
Current lease liabilities included within Other payables and accruals	409	363
Long-term lease liabilities	618	400

Total lease liabilities	1,027	763

Weighted average remaining lease term	3 years	2 years
Weighted average discount rate	4.3%	5.4%
Maturities of lease liabilities are as follows (RMB in millions):

As of December 31,2021
2022	417
2023	271
2024	90
2025	23
2026	17
Thereafter	18

Total operating lease payments	836
Less: imputed interest	(73)

Total	763

As of December 31, 2020 and 2021, the operating lease arrangements of the Company, primarily for offices premises, that have not yet commenced is immaterial. For the years ended December 31, 2020 and 2021, the variable lease costs, short-term lease costs and sub-lease
income are immaterial.

12.	SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

	2020	2021

	RMB (in millions)
Short-term bank borrowings and current portion of long-term loan (Note 17 )	26,756	39,113
Securitization debt	384	270
2025 Booking and Hillhouse Notes (Note 17)	6,525	—
2022 Notes (Note 17)	—	324
2022 Booking Note (Note 17)	—	159

Total	33,665	39,866

As of December 31, 2021, the Company obtained short-term bank borrowings of RMB39.1 billion (US$6.1 billion) in aggregate, of which RMB5.6 billion (US$0.9 billion) were collateralized by short-term and long-term investments of RMB5.4 billion (US$0.8 billion). The weighted average interest rate for the outstanding borrowings was approximately 2.37%.
The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2020 and 2021.
As of December 31, 2021, securitization debt represents the revolving debt securities which are collateralized by the receivable related to financial services. The revolving debt securities have the term of less than 12 months with the annual interest rate from 4.50% to 6.00%.
As of December 31, 2020, RMB6.5 billion of 2025 Booking and Hillhouse Notes are reclassified as short-term debt because the 2025 Booking and Hillhouse Notes holders had a non-contingent
option to require the Company to repurchase for cash all or any portion of their 2025 Booking and Hillhouse Notes on December 11, 2021. In 2021, the 2025 Booking and Hillhouse Notes with principal amount of US$1.0 billion (RMB6.4 billion) were all redeemed for cash.
As of December 31, 2021, RMB324 million of 2022 Notes are reclassified as short-term debt because the 2022 Notes holders had a non-contingent
option to require the Company to repurchase for cash all or any portion of their 2022 Notes on September 15, 2022.
As of December 31, 2021, RMB159 million of 2022 Booking Note are reclassified as short-term debt because the

2022 Booking Note holders had a
non-contingent
option to require the Company to repurchase for cash all or any portion of their 2022 Booking Note on September 15, 2022.

13.	RELATED PARTY TRANSACTIONS AND BALANCES
Significant related party transactions were as follows (RMB in millions):

	2019	2020	2021
Commissions from Tongcheng Travel (a)	217	151	186
Commissions from Huazhu (a)	72	78	100
Commissions from BTG (a)	91	49	73
Service fee from Shangcheng (b)	—	—	265
Commissions to Tongcheng Travel (c)	579	324	294
Loans provided to and interest income from Tujia (d)	—	347	4
Repayment of loan and interest from Tujia (d)	—	—	302
Loans provided to and interest income from Lvyue (e)	—	—	50

(a)
BTG (over which the Company could exercise significant influence through share ownership), Huazhu (which has a director in common with the Company and a director who is a family member of one of the Company’s officers) and Tongcheng Travel (formerly known as Tongcheng-elong, and over which the Company could exercise significant influence through share ownership), have entered into agreements with the Company, respectively, to provide hotel rooms for its end users. The transactions above represent the commissions earned from these related parties.

(b)
In 2021, the Company provided Shangcheng, over which the Company could exercise significant influence through share ownership, the access to the platform of the Company for Shangcheng to provide financial services to the Company’s users. In exchange, the Company receives technology service fees from Shangcheng. In 2021, the total technology service fees from Shangcheng amounted to RMB265 million.

(c)	The Company entered into agreements with Tongcheng Travel, upon which Tongcheng Travel promotes the Company’s hotel rooms on its platform.

( d )
In 2020, the Company provided loans of RMB340 million to Tujia
 (over whi
ch the
C
ompany could exercise significant influence through share ownership)
. The loans bore interests of RMB7 million with repayment terms of 15~18 months. In 2021,
Tujia
repaid RMB302 million of loan and interest to
the Company
.

( e )	In 2021, the Company provided loans of RMB50 million to Lvyue (over which the C ompany could exerci se significant influence through share ownership) , with repayment terms of 6 months.
Significant balances with related parties were as follows (RMB in millions):

	2020	2021
Due from related parties, current:
Trade related
Due from Tongcheng Travel	1,084	1,146
Due from others	371	420
Non-trade related
Due from Lvyue	—	50
Due from Tujia	347	49

	1,802	1,665

Due from related parties, non-current:
Non-trade related
Due from others	25	25

	25	25

Due to related parties, current:
Trade related
Due to Tongcheng Travel	127	61
Due to others	114	77

	241	138

14.	EMPLOYEE BENEFITS
The Company’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, housing fund, unemployment insurance and pension benefits. The PRC subsidiaries and VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB2.0 billion, RMB1.4 billion and RMB1.8 billion for the years ended December 31, 2019, 2020 and 2021 respectively.

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

The PRC EIT laws apply a general enterprise income tax rate of 25
% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments are granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a High and New Technology Enterprise (“HNTE”). In 2020, Ctrip Computer Technology, Ctrip Travel Information, and Ctrip Travel Network reapplied for their qualification as HNTE, which were approved by the relevant government authority. Thus, these subsidiaries are entitled to a preferential income tax rate o
f 15
% from 2020 to 2022 as long as they maintained their qualifications for HNTEs that are subject to verification by competent authorities and renewals every three years. In 2021, Qunar Software and Qunar Beijing have renewed their HNTE certificates and are continued with a preferential income tax rate of 15% from 2021 to 2023. Beijing Hujinxinrong Technology Co., Ltd is also a HNTE entitled to a preferential income tax rate o
f 15
% from 2019 to 2021 and is applying for renewal of its qualification. In addition, Ctrip Business Travel Information Service (Shanghai) Co., Ltd. and Shanghai
Xielv
Information Technology Co., Ltd. were designated by relevant local authorities in Shanghai as HNTEs for the first time in 2021 and are entitled to a preferential income tax rate of 15%
till
2023.
In 2001, the PRC state taxation administration (“STA”) started to implement preferential tax policy in China’s western regions, and companies located in applicable jurisdictions covered by the Western Regions Catalog are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. On April 23, 2020, the Ministry of Finance, the STA, and the PRC National Development and Reform Commission (“NDRC”) jointly issued the Announcement on Renewing the Enterprise Income Tax Policy for Western Development, which reduced the revenue percentage requirement of the “encouraged” businesses to no less than 60% and would be applied from 2021 to 2030. Chengdu Ctrip, Chengdu Ctrip International, and Chengdu Information are entitled to enjoy a preferential tax rate of
15
% until 2030, provided that their “encouraged” businesses account for no less than required percentage pursuant to current policies.
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
Income/(loss) from domestic and foreign components before income tax expenses and equity in
(
loss
)/income
of affiliates (RMB in millions):

	2019	2020	2021
Domestic	8,983	4,230	2,615
Foreign	104	(5,455)	(3,086)

Total	9,087	(1,225)	(471)

The income/(loss) from foreign components mainly includes the gain/(loss) from the equity securities investments and measured at fair value, impairments for investments, share-based compensation charges, foreign exchange gain/(loss) and interest income/(loss) incurred in its overseas companies.
The income tax expenses from domestic components for the years ended December 31, 2019, 2020 and 2021 was RMB1,652 million, RMB528 million and RMB373 million, respectively. The income tax expenses/(benefit) from foreign components for the years ended December 31, 2019 and 2020 and 2021 was RMB90 million, RMB(173) million and RMB(103) million, respectively.
Composition of income tax expense
The current and deferred portion of income tax expense were as follows (RMB in millions):

	2019	2020	2021
Current income tax expense	1,918	848	607
Deferred tax benefit	(176)	(493)	(337)

Income tax expense	1,742	355	270

Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation between 25% which is the PRC statutory tax rate and the Company’s effective tax rate were as follows:

	2019	2020	2021
Statutory tax rate	25%	25%	25%
Non-deductible expenses and non-taxable income incurred
— Share-based compensation expenses	5%	(38%)	(89%)
— Change in fair value of equity securities investments and exchangeable senior notes	(5%)	0%	(21%)
— Gain on deconsolidation of a subsidiary	—	15%	—
— Others	1%	3%	1%
R&D expense super deduction	—	—	65%
Effect of tax holiday	(8%)	27%	75%
Difference in tax rates of subsidiaries outside PRC	(1%)	(37%)	(37%)
Decrease/(increase) in valuation allowance	2%	(24%)	(76%)

Effective EIT rate	19%	(29%)	(57%)

The change in the Company’s effective tax rates from year over year is primarily attributable to the tax differential from certain subsidiaries with preferential tax rates, the non-deductible
expenses and tax effects from investing activities.
The provisions for income taxes for the years ended December 31, 2019, 2020 and 2021 differ from the amounts computed by applying the EIT primarily due to tax holiday enjoyed by certain subsidiaries and VIEs of the Company. The following table sets forth the effect of tax holiday on China operations:

	2019	2020	2021

	RMB (in millions, except per share data)
Tax holiday effect	762	370	359
Basic net income per ADS effect	1.34	0.62	0.57
Diluted net income per ADS effect	1.19	0.62	0.57
The impacts on effective tax rates from the Company’s subsidiaries with different tax rates of subsidiaries outside PRC and tax holiday are as follows:

		2019	2020	2021
Ctrip Computer Technology	15%	(2.4%)	15.4%	31.9%
Ctrip Travel Information	15%	(1.0%)	(0.7%)	(4.1%)
Ctrip Travel Network	15%	(1.9%)	14.1%	16.0%
Chengdu Information	15%	(0.8%)	6.8%	7.3%
Beijing Hujinxinrong Technology Co., Ltd	15%	0.0%	(2.0%)	14.3%
The Company and its subsidiaries in Hong Kong, Singapore , UK and Cayman Islands	0%-19%	(1.4%)	(44.6%)	(38.8%)
Qunar and subsidiaries	15%	(1.5%)	(2.5%)	6.6%
Others	various	0.0%	3.5%	4.8%

Total		(9.0%)	(10.0%)	38.0%

Significant components of deferred tax assets and liabilities were as follows (RMB in millions):

	2020	2021
Deferred tax assets
Accrued expenses	708	731
Loss carry forwards	862	1,393
Accrued liability for rewards programs	85	40
Accrued staff salary	8	98
Others	321	314
Less: Valuation allowance of deferred tax assets	(589)	(892)

	1,395	1,684
Deferred tax liabilities:
Recognition of intangible assets arise from business combinations and unrealized holding gain	(3,574)	(3,527)

Net deferred tax liabilities	(2,179)	(1,843)

Movement of valuation allowances were as follows (RMB in millions):

	2019	2020	2021
Balance at beginning of year	238	482	589
Changes in current year	244	107	303

Balance at end of year	482	589	892

As

of December 31, 2020and 2021, valuation allowance of RMB

 million and RMB

 million was mainly provided for operating loss that could be carried forward related to certain subsidiaries based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow the Company to realize more of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.
As of December 31, 2021, the Company had net operating tax loss carry forwards amounted to RMB6.9 billion.
As of December 31, 2020 and 2021, the unrecognized tax benefit and accrual is nil.
Tax years subject to examination by major jurisdictions
In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2017 through 2021 remain subject to the review by the relevant PRC tax authorities.

16.	OTHER PAYABLES AND ACCRUALS
Components of other payables and accruals were as follows (RMB in millions):

	2020	2021
Accrued operating expenses	4,527	4,922
Deposits received from travel suppliers and packaged tours users	945	986
Current lease liabilities	409	363
Payable related to acquisition and investments	346	377
Accruals for property and equipment	126	94
Others	770	559

Total	7,123	7,301

17.	LONG-TERM DEBT

	2020	2021

	RMB (in millions)
2025 Notes	31	30
2022 Notes	331	—
2022 Booking Notes	163	—
Exchangeable Senior Notes	4,249	3,791
Long-term loan	17,797	6,644
Securitization debt	147	628

Total	22,718	11,093

As of December 31, 2021, the fair value of the Company’s long-term debt, based on Level 2 inputs, was RMB11.1 billion.

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
Each holder of the 2025 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on July 1, 2020. As a result, the 2025 Notes were reclassified from long-term to short-term as of December 31, 2019. In addition, if a fundamental change occurs, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on the date notified in writing by the Company in accordance with the indenture for the 2025 Notes. The Company believes that the likelihood of occurrence of the fundamental change is remote. The 2025 Notes are generally not redeemable prior to the maturity date of July 1, 2025, except that the Company may, at its option, redeem all but not part of the 2025 Notes if the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction. As of December 31, 2021, there has been no such change in tax laws occurred.
In 2020, the Company notified holders of the 2025 Notes of their rights under the relating indenture to require the Company to purchase all of or portion of such notes on July 1, 2020, which we refer to as the Put Right. As a result of exercise of aforementioned early redemption right, the Company redeemed US$395 million (RMB2.8 billion) aggregate principal amount of the 2025 Notes as requested by the holders. As of December 31
,
2021, the balance of 2025 Notes was RMB30 million
.
Description of 2022 Convertible Senior Notes
On September 12, 2016 and September 19, 2016, the Company issued US$975 million of 1.25% Convertible Senior Notes due 2022 (the “2022 Notes”). The 2022 Notes may be converted, at an initial conversion rate of 15.2688 ADSs per US$1,000 principal amount of the 2022 Notes which represents an initial conversion price of US$65.49 per ADS at each holder’s option at any time prior to the close of business on the business day immediately preceding the maturity date of September 15, 2022. Debt issuance costs were US$19 million and are being amortized to interest expense to the put date of the 2022 Notes (September 15, 2019).
Each holder of the 2022 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2022 Notes on September 15, 2019. As a result, the 2022 Notes were reclassified from long-term to short-term as of December 31, 2018. In addition, if a fundamental change occurs, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2022 Notes on the date notified in writing by the Company in accordance with the indenture for the 2022 Notes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. The 2022 Notes are generally not redeemable prior to the maturity date of September 15, 2022, except that the Company may, at its option, redeem all but not part of the 2022 Notes in accordance with the indenture for the 2022 Notes if the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction. As of December 31, 2021, there has been no such change in tax laws occurred.
In August 2019, the Company notified holders of the 2022 Notes of their rights under the relating indenture to require the Company to purchase all of or portion of such notes on September 15, 2019, which we refer to as the Put Right. In September 2019, as a result of exercise of aforementioned early redemption right, the Company redeemed US$924 million (RMB6.6 billion) aggregate principal amount of the 2022 Notes as requested by the holders. The remaining 2022 Notes were reclassified as long-term debt as of December 31, 2019 and 2020 as it may not be redeemed or mature within one year. As of December 3
1,
 2021, the remaining RMB324 million of 2022 Notes are reclassified as short-term debt because the holders had a non-contingent
option to require the Company to repurchase for cash all or any portion of their 2022 Notes on September 15, 2022.
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
Therefore, the Company has accounted for the respective Notes as a single instrument as a long-term debt. The debt issuance cost was recorded as reduction to the long-term debts and are amortized as interest expense using the effective interest method. The value of the Notes are measured by the cash received. The Purchased Call Options and Sold Warrants are accounted for within stockholders’ equity.
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
Absent a fundamental change (as defined in the indenture for the 2025 Booking and Hillhouse Notes), each holder of the 2025 Booking and Hillhouse Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Booking and Hillhouse Notes beginning on December 11, 2021, as a result the 2025 Booking and Hillhouse Notes were reclassified from long-term to short-term as of December 31, 2020. In 2021, the 2025 Booking and Hillhouse Notes with principal amount of US$1.0 billion (RMB6.4 billion) were all redeemed for cash.
On September 12, 2016, the Company issued US$25 million Convertible Senior Note to an indirect subsidiary of the Booking Company (the “2022 Booking Note”). The 2022 Booking Note is due on September 15, 2022 and bears interest of 1.25% per annum, which will be paid semi-annually beginning on March 15, 2017. The 2022 Booking Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$65.49 per ADS. As of December
31,
 2021, RMB159 million of 2022 Booking Note are reclassified as short-term debt because the holders had a non-contingent
option to require the Company to repurchase for cash all or any portion of their 2022 Booking Note on September 15, 2022.
The Company has accounted for the above notes as a single instrument. The value of the above notes is measured by the cash received. The Company recorded the interest expense according to its annual interest rate. There was no BCF attributable to the above notes as the set conversion price for the above notes was greater than the fair value of the ADS price at date of issuance.
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
Since the exchange option is not indexed to the Company’s own stock, the scope exception prescribed in ASC 815-10-15-74 is not met and exchange option is subject to the derivative

accounting.
 Therefore, the Company
elects to account
for and measures the Exchangeable Senior Notes in its entirety at fair value. As of December 31, 2020 and 2021, the fair value of the Exchangeable Senior Notes amounted to RM
B4.2 billion (US$651 million)
and
RMB3.8 billion (US$595 millio
n
), respectively. For the year ended December 31, 2020 and 2021, the change in fair value (loss)/gain were RMB(1.0) billion (US$(151) million) and RM
B363 million (US$56 million
), respectively, which was recorded in “Other income/ (expense)”.

Long-term Loans from Commercial Banks
As of December 31, 2021, the Company obtained long-term bank borrowings of RMB16.9 billion (US$2.7 billion) in aggregate, of which the current portion of RMB10.3 billion was classified as short-term debt (Note
12
) and the remaining RMB6.6 billion was reported as long-term debt. RMB
14
m
illion (US$2
million) of the above long-term bank borrowings were collateralized by properties of the Company. The weighted average interest rate for the outstanding borrowings was approximate ly 1.27
%. The Company was in compliance with the applicable financial covenants under those lines of credit as of December 31, 2021.
Securitization Debt
As of December 31, 2021, securitization debt represents the revolving debt securities which are collateralized by the receivable related to financial services. The revolving debt securities have the terms ranged from 3 years to 4 years with the annual interest rate from 3.90% to 6.00%.

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
For the years ended December 31, 2019, 2020 and 2021, the Company recognized accretion of RMB44 million, RMB40 million and nil to the respective redemption value of the preferred shares over the period starting from issuance date with a corresponding reduction to the retained earnings.

19.	SHARE CAPITAL
On April 19, 2021, the Company completed its global offering and the Company’s shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”). The Company issued 36,380,900 ordinary shares, including the exercise of the over-allotment option, at Hong Kong Dollar (“HK$”) 268 per share. Net proceeds from the global offering after deducting underwriting commissions, share issuance costs and offering expenses approximately amounted to RMB8.0 billion.

20.	EARNINGS/(LOSSES) PER SHARE
Following the Share Subdivision as detailed in Note 2, each ordinary share was subdivided into eight ordinary shares and each ADS represents one ordinary share. The weighted average number of ordinary shares used for the calculation of basic and diluted earnings per share/ADS for the years ended December 2019 and 2020 have been retrospectively adjusted.
Basic earnings/(losses) per share and diluted earnings/(losses) per share were calculated as follows (RMB in millions, except for share and per share data):

	2019	2020	2021
Numerator:
Net income/(loss) attributable to Trip’s shareholders	7,011	(3,247)	(550)
Eliminate the dilutive effect of interest expense of convertible notes	373	—	—

Numerator for diluted earnings per share	7,384	(3,247)	(550)

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding (Note i)	567,871,968	600,888,208	634,109,233
Dilutive effect of share options (Note i)	15,815,672	—	—
Dilutive effect of convertible notes (Note i)	58,264,472	—	—

Denominator for diluted earnings per ordinary share (Note i)	641,952,112	600,888,208	634,109,233

Basic earnings/(losses) per ordinary share (Note i)	12.35	(5.40)	(0.87)

Diluted earnings/(losses) per ordinary share (Note i)	11.50	(5.40)	(0.87)

Basic earnings/(losses) per ADS	12.35	(5.40)	(0.87)

Diluted earnings/(losses) per ADS	11.50	(5.40)	(0.87)

Note i: Basic and diluted earnings/(losses) per ordinary share, weighted average ordinary shares outstanding. dilutive earnings per ordinary share, the dilutive effect of share options and convertible notes have been retrospectively adjusted for the Share Subdivision and the Ratio Change that were effective on March 18, 2021 as detailed in Note 2.

All the convertible senior notes had anti-dilutive impact and were excluded in the computation of diluted EPS in 2020 and 2021. All the convertible senior notes were included in the computation of diluted EPS in 2019.
For the years ended December 31, 2019, 2020 and 2021, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings/(losses) per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2019	2020	2021
Convertible Notes	—	27,896,136	1,245,966
Outstanding weighted average stock options	15,815,672	12,433,456	6,756,940

	15,815,672	40,329,592	8,002,906

2 1 .	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of December 31, 2021, the Company had outstanding capital commitments totaling RMB11 million, which consisted of capital expenditures of property, equipment and software.
Deposit under guarantee arrangement
In connection with its air ticketing business, the Company is required by an affiliate of Civil Aviation Administration of China (“CAAC”) and International Air Transport Association (“IATA”) to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2021, the total quota of the air tickets that the Company was entitled to issue was up to RMB1.1 billion. The total amount of the deposit the Company paid was
RMB
147 million.
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

2 2 .	GEOGRAPHIC INFORMATION
The following table presents revenue by geographic area, the Greater China and all other countries, based on the geographic location of its websites for the year ended December 31, 2019, 2020 and 2021. No revenue result from an individual country other than the Greater China accounted for more than 10% of revenue for the presented years.

	2019	2020	2021

	RMB (in millions)
Total Revenue
The Greater China	31,256	17,019	18,423
Others	4,460	1,308	1,606

	35,716	18,327	20,029

23.	SUBSEQUENT EVENTS
No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.