Form 20-F
period 2022-12-31
Trip.com Group Ltd
filed 2023-03-27
CIK 1269238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________
C
ommission file number:
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 646,066,830 ordinary shares, par value US$0.00125 per share, as of December 31, 2022.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

•	“China” or “PRC” refers to the People’s Republic of China and, solely for the purpose of this annual report, excludes Taiwan, Hong Kong S.A.R., and Macao S.A.R.;

•	“CSRC” refers to the China Securities Regulatory Commission;

•	“GMV” refers to gross merchandise volume, the total value of merchandise sold through our platform during a given period;

•	“HK$” or “Hong Kong dollars” refers to Hong Kong dollars, the lawful currency of Hong Kong;

•	“Hong Kong” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Share Registrar” refers to Computershare Hong Kong Investor Services Limited;

•	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

•	“Macao” or “Macao S.A.R.” refers to the Macao Special Administrative Region of the People’s Republic of China;

•

“Main Board” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

•

“Qunar” refers to Qunar Cayman Islands Limited, a Cayman Islands exempted company, and unless the context requires otherwise, includes its predecessor entities and consolidated subsidiaries and the variable interest entity of which Trip.com Group Limited is the primary beneficiary through Qunar Cayman Islands Limited;

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

•

“variable interest entities” or “VIEs” refers to variable interest entities, which are companies incorporated in China that have entered into a series of contractual arrangements with their respective shareholders and our PRC subsidiaries. Under these contractual arrangements, Trip.com Group Limited has a “controlling financing interest” in the VIEs as defined in FASB ASC 810 so that it is considered the primary beneficiary of the VIEs for accounting purposes only and thus consolidates each of these entities under U.S. GAAP. The significant VIEs that Trip.com Group Limited consolidates under U.S. GAAP include (i) Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce (VIE), which holds a value-added telecommunications business license and mainly provides online advertising services, (ii) Shanghai Huacheng Southwest International Travel Agency Co., Ltd., or Shanghai Huacheng (VIE), which holds a travel agency operation license and mainly provides domestic, inbound, and outbound tour services, and air-ticketing services, (iii) Chengdu Ctrip Travel Agency Co., Ltd., or Chengdu Ctrip (VIE), which holds a domestic travel agency operation license and mainly provides air-ticketing services, and (iv) Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing (VIE), which holds the licenses, approvals, and key assets such as mobile application and website that are essential to the business operations of Qunar; and

•

“we,” “our company,” or “Trip.com Group” refers to Trip.com Group Limited (formerly known as Ctrip.com International, Ltd.), its predecessor entities and subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs, unless otherwise indicated herein. We started to consolidate the financial results of Qunar on December 31, 2015. In calculating the number of hotels with which we have room supply relationships, downloads of and transactions through our mobile channel, and other operational data, where applicable, as well as in describing our marketing, branding, and intellectual properties, we have not taken into account the comparable operating data or other information of Qunar. For the avoidance of confusion, “our holding company” or “Trip.com Group Limited” only refers to Trip.com Group Limited, a Cayman Islands exempted company, and unless the context requires otherwise, include its predecessor entities; “our subsidiaries” refers to the entities in which Trip.com Group Limited holds direct or indirect equity ownership, and thus consolidates their financial results; for “variable interest entities” or “VIEs,” see stand-alone definition sets forth above. Trip.com Group Limited does not conduct operations of its own and does not have any equity ownership in the VIEs.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2020, 2021, and 2022.

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

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.8972 to US$1.00, which was the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The exchange rate in effect as of March 17, 2023 was RMB6.8870 to US$1.00. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

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

•

our strategy to invest in complementary businesses and assets involves significant risks and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations;

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

•

if the VIE structure and the contractual arrangements among us, the VIEs and their shareholders are found to be in violation of any PRC laws or regulations, we and/or the VIEs may be subject to fines and other penalties, which may adversely affect our business and results of operations.

These risks are not exhaustive. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. You should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information — D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an emerging and evolving environment. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs as of December 31, 2022.

Notes:

(1)

The 57% owners of Qunar Cayman Islands Limited are several non-U.S. investment entities, namely M Strat Holdings, L.P., Momentum Strategic Holdings, L.P., Ocean Management Limited, and Earthly Paradise Investment Fund L.P., which are consolidated by us under U.S. GAAP. For further details about the indirect ownership of Qunar Cayman Islands Limited, see “Item 4. Information on the Company — A. History and Development of the Company.”

(2)	Indirectly owned through Ctrip Travel Holding (Hong Kong) Limited and Ctrip.com (Hong Kong) Limited, both of which are Hong Kong companies.

(3)	Indirectly owned through Ctrip Investment (Shanghai) Co., Ltd., a PRC company.

(4)	Indirectly owned through Queen’s Road Travel Information Limited, a Hong Kong company.

(5)	Min Fan and Qi Shi hold 99.5% and 0.5% of the equity interest in Chengdu Ctrip Travel Agency Co., Ltd., respectively.

(6)	Bo Sun and Maohua Sun hold 89.8% and 10.2% of the equity interest in Shanghai Ctrip Commerce Co., Ltd., respectively.

(7)	Hui Cao and Hui Wang hold 60% and 40% of the equity interest in Beijing Qu Na Information Technology Co., Ltd., respectively.

Trip.com Group Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and their PRC subsidiaries. PRC laws and regulations prohibit foreign investment in internet and other related businesses. Accordingly, we operate these businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs, and their shareholders to direct the business operations of the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Net revenues contributed by the VIEs accounted for 36%, 30%, and 22% of our total net revenues for the year ended December 31, 2020, 2021, and 2022, respectively. As used in this annual report, “we,” “our company,” or “Trip.com Group” refers to Trip.com Group Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China, primarily including Shanghai Ctrip Commerce Co., Ltd., Shanghai Huacheng Southwest International Travel Agency Co., Ltd., Chengdu Ctrip Travel Agency Co., Ltd., and Beijing Qu Na Information Technology Co., Ltd. Investors in the ADSs are not purchasing any equity interest in the VIEs in China but instead are purchasing the equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

A series of contractual agreements, including powers of attorney, technical consulting and services agreement, equity pledge agreements, exclusive option agreements, and loan agreements, have been entered into by and among our PRC subsidiaries, the VIEs, and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As advised by Commerce & Finance Law Offices, our PRC legal counsel, subject to the disclosure in this annual report, the terms of the contractual arrangements are valid, binding, and enforceable under currently effective PRC laws and regulations. As a result of the contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and thus have consolidated the results of operations, financial position, and cash flows of the VIEs in our consolidated financial statements under U.S. GAAP. The contractual arrangements with the VIEs provide us with a “controlling financial interest” in the VIEs as defined in FASB ASC 810 by entitling us to (i) the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) the right to receive the economic benefits from the VIEs that could be significant to them. Neither Trip.com Group Limited nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with the VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements by and among our PRC subsidiaries, the VIEs, and their respective shareholders, as a whole, have not been tested in a court of law in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the VIEs violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The principal shareholders of the VIEs have potential conflict of interest with us, which may adversely affect our business.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs and our investors may never directly hold equity interests in the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries, and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities, including those that we may register for sale, to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.”

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has recently issued statements and regulatory actions relating to areas such as the use of contractual arrangements in certain industries, regulatory approvals on overseas offerings and listings by, and foreign investment in, China-based issuers, the use of the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. As the regulatory developments relating to these areas are relatively new and rapidly evolving, substantial uncertainties remain in relation to their interpretation and implementation. It also remains uncertain whether we will comply with the relevant regulatory requirements, including but not limited to filings or approvals, from the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities in all material respects. In addition, if future regulatory developments mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, regulatory actions relating to data security or anti-monopoly concerns in Hong Kong or Macao do not have a material impact on our ability to conduct business, accept foreign investment in the future, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. However, new regulatory actions relating to data security or anti-monopoly concerns in Hong Kong or Macao may be taken in the future, and there can be no assurance as to whether such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. We face risks and uncertainties associated with not only these statements and regulatory actions, but also the prospective uncertainties as to the inability of the Public Company Accounting Oversight Board, or the PCAOB, to completely inspect registered public accounting firms headquartered in mainland China (including our independent auditor). These risks may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other exchange outside China, and could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, please refer to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed Trip.com Group Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions and Approvals Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Commerce & Finance Law Offices, our PRC legal counsel, our PRC subsidiaries and the VIEs have obtained all of the requisite permissions and approvals from the PRC government authorities for our accommodation reservation, transportation ticketing, packaged-tour, and corporate travel businesses, including, among others, value added telecommunications operating licenses, travel agency operation licenses, and an insurance agency license, except for certain permission and approval requirements in mainland China relating to our business of providing ancillary mobility services for transportation ticketing in mainland China, which represents a nominal portion of our transportation ticketing revenues, and subject to the uncertainties with respect to the interpretation and application of PRC laws, regulations, and policies. For details, see “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—We have attempted to comply with the PRC regulations regarding licensing requirements. If the PRC laws and regulations change, our business in China may be adversely affected. Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.” In addition, our subsidiaries in Hong Kong and Macao also have obtained travel agency operation licenses and insurance agency licenses that are necessary for their respective businesses from the Hong Kong and Macao authorities. As of the date of this annual report, we, our PRC subsidiaries, or the VIEs have not received any denial notification from the relevant authorities in connection with the applications for the necessary permissions or approvals to conduct our business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional approvals and permissions for our business operations in the future. If we, our subsidiaries or the VIEs do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business, and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We have attempted to comply with the PRC regulations regarding licensing requirements. If the PRC laws and regulations change, our business in China may be adversely affected. Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.”

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, which will come into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) and listing by a PRC domestic company, either in direct or indirect manner, has to be filed with the CSRC. Failure to comply with the filing requirements may result in fines to the relevant PRC domestic companies, the controlling shareholder, and other responsible persons. The relevant responsible persons may be prohibited from entering the securities market by the CSRC in cases of serious violations and may be held criminally liable. As advised by Commerce & Finance Law Offices, our PRC legal counsel, due to the fact that our ADSs have been listed on the Nasdaq Global Select Market and our ordinary shares have been listed on the Hong Kong Stock Exchange, we will be deemed as an “Existing Issuer” pursuant to the Overseas Offering and Listing Measures and the implementation guidance and are not required to complete the filing procedures with the CSRC for our historical securities offering. Nevertheless, in the event that we conduct any securities offerings that will be captured by the Overseas Offering and Listing Measures after they come into effect, we will have to complete the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering.

Therefore, in connection with our business operations and issuance or offering of securities to foreign investors, as advised by Commerce & Finance Law Offices, our PRC legal counsel, under currently effective PRC laws, regulations, and rules and taking the Overseas Offering and Listing Measures into account, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs, (i) are not required to obtain permissions from or complete filing procedures with the CSRC for our historical issuances or offerings of securities to foreign investors that have been completed before the date of implementation of the Overseas Offering and Listing Measures, but are required to go through filing procedures with the CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares, and other securities in nature of equity) to foreign investors if we meet certain conditions set forth in the Overseas Offering and Listing Measures to be considered an indirect overseas offering and listing by a PRC domestic company, (ii) are not required to go through cybersecurity review by the CAC for our issuance or offering of securities to foreign investors, (iii) are required to go through the examination and registration procedures with the PRC National Development and Reform Commission, or the NDRC, for our issuance or offering of certain debt securities, as mandated by the relevant NDRC circular, to foreign investors, and (iv) are not required to obtain any prior permission or approval from any other PRC government authorities for our issuance or offering of securities to foreign investors. If we, our subsidiaries, or the VIEs are deemed to be a critical information infrastructure operator, or CIIO, or a network platform operator, whose network product or service purchasing or data processing activities affect or may affect national security, we would be required to go through a cybersecurity review by the CAC. As of the date of this annual report, none of our company, our subsidiaries, or the VIEs has been identified as a CIIO by any government authorities, nor have been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures. As of the date of this annual report, we completed the foreign debt registrations with the NDRC for all debt offerings that were subject to such requirement and have not been required to apply for, nor have been denied for, any other permission or approval with respect to our issuance or offering of securities to foreign investors. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our failure to comply with privacy and data protection laws and regulations in various jurisdictions could subject us to sanctions, damages, and litigation, and could harm our reputation and business.” However, Commerce & Finance Law Offices, our PRC legal counsel, has further advised us that there remain some uncertainties as to how relevant rules published by the PRC government authorities will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules, regulations, or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC government authorities, including the CSRC and the CAC, would reach the same conclusion as that of our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash and Asset Flows Through Our Organization

Trip.com Group Limited is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries, the VIEs, and their PRC subsidiaries. As a result, Trip.com Group Limited’s ability to pay dividends and to service any debt that it may incur depends upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs. If our existing PRC subsidiaries, the VIEs or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other payments to Trip.com Group Limited. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and the VIEs in China is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.”

The ability to transfer cash and other assets within our organization may be subject to conditions and restrictions pursuant to the applicable laws and regulations. For example, under the PRC laws and regulations, Trip.com Group Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Trip.com Group Limited’s ability to pay dividends to the shareholders and the ADS holders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIEs. Additionally, under the PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or the SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. As of December 31, 2020, 2021, and 2022, the total amount of such restriction to which our PRC subsidiaries and the VIEs are subject was RMB7.8 billion, RMB6.5 billion, and RMB6.2 billion (US$0.9 billion), respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of China are subject to PRC government control on currency conversion. As a result, the funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on such currency conversion. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

Our company has established a centralized cash management policy to direct how funds are transferred between Trip.com Group Limited, our subsidiaries, and the VIEs to improve the efficiency and ensure the security of cash management, and cash is centrally managed by the treasury. Funds are transferred among Trip.com Group Limited, our subsidiaries, and the VIEs through our cash pooling structure, intercompany loans, and deposits or entrusted loans, depending on the circumstances and taking the regulatory and taxation requirements into consideration.

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to the approval of our shareholders. Even if our board of directors determines to distribute dividends, the form, frequency, and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, potential tax implications, and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars. For more details, see “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For the years ended December 31, 2020, 2021, and 2022, Trip.com Group Limited provided capital contributions of RMB903 million, nil, and RMB580 million, respectively, to its subsidiaries.

For the years ended December 31, 2020, 2021, and 2022, Trip.com Group Limited’s cash flows of loan funding provided to its subsidiaries, net of repayments received, were net cash outflows of RMB358 million, net cash inflows of RMB1.1 billion, and net cash outflows of RMB758 million, respectively.

For the years ended December 31, 2020, 2021, and 2022, our subsidiaries did not extend any loan funding to Trip.com Group Limited.

For the years ended December 31, 2020, 2021, and 2022, the VIEs’ cash flows of loan funding provided to our subsidiaries, net of repayments received, were net cash inflows of RMB817 million, net cash outflows of RMB434 million, and net cash inflows of RMB4.0 billion, respectively.

For the years ended December 31, 2020, 2021, and 2022, the VIEs’ cash flows of loan funding received from our subsidiaries, net of repayments made, were net cash outflows of RMB2.2 billion, net cash outflows of RMB3.8 billion, and net cash outflows of RMB7.8 billion, respectively.

For the years ended December 31, 2020, 2021, and 2022, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a VIE, or its subsidiary, and no subsidiary paid dividends or made other distributions to our Cayman Islands holding company. For details of the financial position, cash flows, and results of operations of the VIEs, see “—Financial Information Relating to the VIEs” and pages F-15 and F-16 of this annual report on Form 20-F.

Trip.com Group Limited has not declared or paid any cash dividends for the years ended December 31, 2020, 2021, and 2022, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statements of income/(loss) data for the years ended December 31, 2020, 2021, and 2022 and the selected consolidated balance sheets data as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income/(loss) data for the years ended December 31, 2018 and 2019 and the selected consolidated balance sheets data as of December 31, 2018, 2019, and 2020 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except for share and per share data)
Selected Consolidated Statements of Income/(Loss) Data
Net revenues	30,965	35,666	18,316	20,023	20,039	2,907
Cost of revenues	(6,324)	(7,372)	(4,031)	(4,598)	(4,513)	(654)

Gross profit	24,641	28,294	14,285	15,425	15,526	2,253
Operating expenses
—Product development(1)	(9,620)	(10,670)	(7,667)	(8,992)	(8,341)	(1,209)
—Sales and marketing(1)	(9,596)	(9,295)	(4,405)	(4,922)	(4,250)	(616)
—General and administrative(1)	(2,820)	(3,289)	(3,636)	(2,922)	(2,847)	(413)

Total operating expenses	(22,036)	(23,254)	(15,708)	(16,836)	(15,438)	(2,238)

Income/ (loss) from operations	2,605	5,040	(1,423)	(1,411)	88	15
Net interest (expense)/income and other (expense)/income(2)	(684)	4,047	198	940	2,547	370

Income /(loss) before income tax expense and equity in (loss)/income of affiliates	1,921	9,087	(1,225)	(471)	2,635	385
Income tax expense	(793)	(1,742)	(355)	(270)	(682)	(99)
Equity in (loss)/income of affiliates	(32)	(347)	(1,689)	96	(586)	(85)
Net income /(loss)	1,096	6,998	(3,269)	(645)	1,367	201

Net income/(loss) attributable to non-controlling interests	16	57	62	95	36	5
Accretion to redemption value of redeemable non-controlling interests(6)	—	(44)	(40)	—	—	—
Net income /(loss) attributable to Trip.com Group Limited	1,112	7,011	(3,247)	(550)	1,403	206
Earnings/(losses) per ordinary share data:
Earnings/(losses) per ordinary share(3)(4), basic	2.03	12.35	(5.40)	(0.87)	2.17	0.31
Earnings/(losses) per ordinary share(3)(4), diluted	1.96	11.50	(5.40)	(0.87)	2.14	0.31
Weighted average ordinary shares outstanding(4), basic	547,227,408	567,871,968	600,888,208	634,109,233	648,380,590	648,380,590
Weighted average ordinary shares outstanding(4), diluted	567,396,984	641,952,112	600,888,208	634,109,233	657,092,826	657,092,826

	As of December 31,
	2018	2019(5)	2020	2021	2022(7)
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Selected Consolidated Balance Sheets Data
Cash and cash equivalents	21,530	19,923	18,096	19,818	17,000	2,465
Restricted cash	4,244	1,824	1,319	1,378	1,487	216
Short-term investments	36,753	23,058	24,820	29,566	25,545	3,703
Current assets	79,394	67,955	58,011	66,108	61,435	8,907
Investments(2)	26,874	51,278	47,943	44,961	50,177	7,275
Total assets	185,830	200,169	187,249	191,859	191,691	27,793
Current liabilities	68,784	69,182	58,369	66,218	61,239	8,879
Long-term debt	24,146	19,537	22,718	11,093	13,177	1,911
Total liabilities	97,097	93,324	85,682	81,403	78,672	11,407
Redeemable non-controlling interests(6)	—	1,142	—	—	—	—
Share capital	5	6	6	6	6	1
Total Trip.com Group Limited shareholders’ equity	86,715	103,442	100,354	109,677	112,283	16,279
Non-controlling interests	2,018	2,261	1,213	779	736	107
Total shareholders’ equity	88,733	105,703	101,567	110,456	113,019	16,386

Notes:

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Product development	934	919	964	802	567	82
Sales and marketing	156	144	159	149	115	17
General and administrative	617	651	750	730	506	73

(2)

In 2018, we disposed certain long-term investments and recognized a gain of RMB1.2 billion. In January 2018, we adopted a new financial instruments accounting standard, ASU No. 2016-01, which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consideration. Fair value changes for such equity investments and exchangeable notes were a fair value loss of RMB612 million, a fair value loss of RMB170 million, and a fair value gain of RMB1.3 billion for the year ended December 31, 2020, 2021, and 2022, respectively. The new standard also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments.

(3)	Each ADS represents one ordinary share.

(4)

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

(7)

In the course of preparing our audited consolidated financial statements for the year ended December 31, 2022, we reclassified the exchangeable senior notes in an amount of RMB4,204 million from “long-term debt” on our consolidated balance sheet as was previously reported in the earnings release reporting the unaudited fourth quarter and full year of 2022 financial results to “short-term debt and current portion of long-term debt.” The reclassification did not affect the total assets, total liabilities or total shareholders’ equity on our consolidated balance sheet as of December 31, 2022, nor did it have any impact to our consolidated statement of income/(loss) and comprehensive income/(loss) or consolidated statement of cash flows for the year ended December 31, 2022.

Financial Information Relating to the VIEs

The following tables present the condensed consolidating schedules of financial information of Trip.com Group Limited, our subsidiaries that are the primary beneficiaries of the VIEs, our other subsidiaries, and the VIEs and their subsidiaries for the years and as of the dates indicated.

Condensed Consolidated Results of Operations Data

	For the Year Ended December 31, 2022
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	14,355	1,997	3,687	—	20,039
Inter-company net revenues(1)	—	148	2,895	648	(3,691)	—
Third-party cost of revenues and operating expenses	(16)	(12,970)	(3,657)	(3,308)	—	(19,951)
Inter-company cost of revenues and operating expenses(1)	—	(1,834)	(3)	(1,854)	3,691	—

(Loss)/income from operations	(16)	(301)	1,232	(827)	—	88
Share of income from subsidiaries and the VIEs(2)	1,550	1,071	111	—	(2,732)	—
Net interest (expense)/income and other (expense)/income	(30)	1,945	210	422	—	2,547

Income/(loss) before income tax expense and equity in (loss)/income of affiliates	1,504	2,715	1,553	(405)	(2,732)	2,635
Income tax expense	—	(709)	75	(48)	—	(682)
Equity in (loss)/income of affiliates	(101)	(500)	49	(34)	—	(586)
Net income/(loss)	1,403	1,506	1,677	(487)	(2,732)	1,367
Net income/(loss) attributable to non-controlling interests	—	44	—	(8)	—	36

Net income/(loss) attributable to Trip.com Group Limited	1,403	1,550	1,677	(495)	(2,732)	1,403

	For the Year Ended December 31, 2021
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	12,226	2,055	5,742	—	20,023
Inter-company net revenues(1)	—	122	2,578	293	(2,993)	—
Third-party cost of revenues and operating expenses	(13)	(12,095)	(4,115)	(5,211)	—	(21,434)
Inter-company cost of revenues and operating expenses(1)	—	(1,217)	—	(1,776)	2,993	—

(Loss)/income from operations	(13)	(964)	518	(952)	—	(1,411)
Share of income from subsidiaries and the VIEs(2)	742	614	1,043	—	(2,399)	—
Net interest (expense)/income and other (expense)/income	(1,289)	1,181	216	832	—	940

(Loss)/income before income tax expense and equity in income/(loss) of affiliates	(560)	831	1,777	(120)	(2,399)	(471)
Income tax (expense)/benefit	—	(257)	(86)	73	—	(270)
Equity in income/(loss) of affiliates	10	66	85	(65)	—	96
Net (loss)/income	(550)	640	1,776	(112)	(2,399)	(645)
Net income/(loss) attributable to non-controlling interests	—	102	—	(7)	—	95

Net (loss)/income attributable to Trip.com Group Limited	(550)	742	1,776	(119)	(2,399)	(550)

	For the Year Ended December 31, 2020
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	9,763	2,349	6,204	—	18,316
Inter-company net revenues(1)	—	—	2,207	309	(2,516)	—
Third-party cost of revenues and operating expenses	(201)	(9,918)	(4,105)	(5,515)	—	(19,739)
Inter-company cost of revenues and operating expenses(1)	—	(778)	—	(1,738)	2,516	—

(Loss)/income from operations	(201)	(933)	451	(740)	—	(1,423)
Share of income/(loss) from subsidiaries and the VIEs(2)	68	126	(601)	—	407	—
Net interest (expense)/income and other (expense)/income	(1,922)	1,396	262	462	—	198

(Loss)/income before income tax expense and equity in loss of affiliates	(2,055)	589	112	(278)	407	(1,225)
Income tax (expense)/benefit	—	(144)	(284)	73	—	(355)
Equity in loss of affiliates	(1,192)	(407)	(49)	(41)	—	(1,689)

Net (loss)/income	(3,247)	38	(221)	(246)	407	(3,269)
Net income/(loss) attributable to non-controlling interests	—	70	—	(8)	—	62
Accretion to redemption value of redeemable non-controlling interests	—	(40)	—	—	—	(40)

Net (loss)/income attributable to Trip.com Group Limited	(3,247)	68	(221)	(254)	407	(3,247)

Notes:

(1)

It represents the elimination of the intercompany service charge at the consolidation level. For the years ended December 31, 2020, 2021, and 2022, the service fees of the VIEs and their subsidiaries charged by the primary beneficiaries of the VIEs were RMB1.7 billion, RMB1.7 billion, and RMB1.7 billion, respectively.

(2)	It represents the elimination of the investment among Trip.com Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.

Condensed Consolidated Balance Sheets Data

	As of December 31, 2022
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminations	Consolidated Totals

	(RMB in millions)
ASSETS
Cash and cash equivalents	12	10,216	3,881	2,891	—	17,000
Restricted cash	—	893	145	449	—	1,487
Short-term investments	—	19,847	3,055	2,643	—	25,545
Accounts receivable	—	4,779	101	606	—	5,486
Due from related parties	—	1,432	79	237	—	1,748
Prepayments and other current assets	192	7,403	199	2,375	—	10,169
Amount due from Group companies(1)	19,009	7,829	4,619	4,852	(36,309)	—
Long-term prepayments and other assets	—	297	26	222	—	545
Long-term receivables due from related parties	—	—	—	25	—	25
Land use rights	—	38	45	—	—	83
Property, equipment and software	—	4,716	441	47	—	5,204
Investments	13,136	27,320	7,600	2,121	—	50,177
Investment in subsidiaries and the VIEs(2)	103,623	10,256	13,630	—	(127,509)	—
Goodwill	—	58,950	48	339	—	59,337
Intangible assets	—	12,431	—	311	—	12,742
Right-of-use assets	—	761	37	21	—	819
Deferred tax assets	—	805	178	341	—	1,324

Total assets	135,972	167,973	34,084	17,480	(163,818)	191,691

LIABILITIES
Short-term debt and current portion of long-term debt	10,945	11,050	5,464	5,215	—	32,674
Accounts payable	—	5,911	161	1,497	—	7,569
Due to related parties	—	108	40	8	—	156
Salary and welfare payable	—	2,117	1,608	193	—	3,918
Taxes payable	—	509	304	22	—	835
Advances from customers	—	7,008	58	1,212	—	8,278
Accrued liability for rewards program	—	313	7	76	—	396
Other payables and accruals	206	4,179	933	2,095	—	7,413
Amount due to Group companies(1)	577	26,790	3,791	5,150	(36,308)	—
Deferred tax liabilities	—	3,407	—	80	—	3,487
Long-term debt	13,154	23	—	—	—	13,177
Long-term lease liability	—	513	11	10	—	534
Other long-term liabilities	—	235	—	—	—	235

Total liabilities	24,882	62,163	12,377	15,558	(36,308)	78,672

Total shareholders’ equity	111,090	105,810	21,707	1,922	(127,510)	113,019

Total liabilities and shareholders’ equity	135,972	167,973	34,084	17,480	(163,818)	191,691

	As of December 31, 2021
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminations	Consolidated Totals

	(RMB in millions)
ASSETS
Cash and cash equivalents	11	11,580	1,143	7,084	—	19,818
Restricted cash	—	859	123	396	—	1,378
Short-term investments	—	20,677	7,277	1,612	—	29,566
Accounts receivable	—	2,002	167	2,480	—	4,649
Due from related parties	—	1,336	101	228	—	1,665
Prepayments and other current assets	45	6,597	182	2,208	—	9,032
Amount due from Group companies(1)	18,251	13,889	7,207	8,810	(48,157)	—
Long-term prepayments and other assets	—	152	33	186	—	371
Long-term receivables due from related parties	—	—	—	25	—	25
Land use rights	—	40	46	—	—	86
Property, equipment and software	—	4,944	532	58	—	5,534
Investments	11,574	22,426	6,981	3,980	—	44,961
Investment in subsidiaries and the VIEs(2)	101,989	12,891	10,631	—	(125,511)	—
Goodwill	—	58,966	48	339	—	59,353
Intangible assets	—	12,627	—	333	—	12,960
Right-of-use assets	—	649	93	35	—	777
Deferred tax assets	—	1,149	187	348	—	1,684

Total assets	131,870	170,784	34,751	28,122	(173,668)	191,859

LIABILITIES
Short-term debt and current portion of long-term debt	11,297	15,189	8,070	5,310	—	39,866
Accounts payable	—	3,853	222	1,944	—	6,019
Due to related parties	—	86	36	16	—	138
Salary and welfare payable	—	1,921	1,744	229	—	3,894
Taxes payable	—	542	470	53	—	1,065
Advances from customers	—	5,530	113	1,892	—	7,535
Accrued liability for rewards program	—	319	15	66	—	400
Other payables and accruals	46	3,642	1,140	2,473	—	7,301
Amount due to Group companies(1)	578	32,280	2,353	12,946	(48,157)	—
Deferred tax liabilities	—	3,432	—	95	—	3,527
Long-term debt	10,435	658	—	—	—	11,093
Long-term lease liability	—	340	39	21	—	400
Other long-term liabilities	—	165	—	—	—	165

Total liabilities	22,356	67,957	14,202	25,045	(48,157)	81,403

Total shareholders’ equity	109,514	102,827	20,549	3,077	(125,511)	110,456

Total liabilities and shareholders’ equity	131,870	170,784	34,751	28,122	(173,668)	191,859

Notes:

(1)

It represents the elimination of intercompany balances among Trip.com Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries for treasury cash management purpose.

(2)	It represents the elimination of the investment among Trip.com Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.

Condensed Consolidated Cash Flows

	For the Year Ended December 31, 2022
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Net cash (used in)/provided by operating activities(1)	(682)	3,508	1,492	(1,677)	—	2,641
Capital contribution to Group companies	(580)	—	(3,550)	—	4,130	—
Cash flows of loan funding provided to group companies, net of repayments received	(758)	6,060	2,589	3,958	(11,849)	—
Other investing activities	—	(2,777)	3,554	359	—	1,136

Net cash (used in)/provided by investing activities	(1,338)	3,283	2,593	4,317	(7,719)	1,136
Capital contribution from Group companies	—	4,130	—	—	(4,130)	—
Cash flows of loan funding received from group companies, net of repayments made	(1)	(5,490)	1,438	(7,796)	11,849	—
Other financing activities	2,093	(7,182)	(2,606)	839	139	(6,717)

Net cash provided by/(used in) financing activities	2,092	(8,542)	(1,168)	(6,957)	7,858	(6,717)

	For the Year Ended December 31, 2021
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	(RMB in millions)
Net cash (used in)/provided by operating activities(1)	(742)	(243)	2,189	1,271	—	2,475
Capital contribution to Group companies	—	—	(1,100)	—	1,100	—
Cash flows of loan funding provided to group companies, net of repayments received	1,069	3,297	—	(434)	(3,932)	—
Other investing activities	—	(1,713)	(3,487)	1,052	—	(4,148)

Net cash provided by/(used in) investing activities	1,069	1,584	(4,587)	618	(2,832)	(4,148)
Proceeds from issuance of ordinary shares net of issuance cost	7,984	—	—	—	—	7,984
Capital contribution from Group companies	—	1,100	—	—	(1,100)	—
Cash flows of loan funding received from group companies, net of repayments made	—	(635)	492	(3,789)	3,932	—
Other financing activities	(8,300)	(218)	2,230	2,223	—	(4,065)

Net cash (used in)/provided by financing activities	(316)	247	2,722	(1,566)	2,832	3,919

	For the Year Ended December 31, 2020
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Net cash used in operating activities(1)	(1,037)	(2,159)	(30)	(597)	—	(3,823)
Capital contribution to Group companies	(903)	(710)	(47)	—	1,660	—
Cash flows of loan funding provided to group companies, net of repayments received	(358)	3,808	—	817	(4,267)	—
Other investing activities	—	(2,297)	(1,056)	(468)	—	(3,821)

Net cash (used in)/provided by investing activities(2)	(1,261)	801	(1,103)	349	(2,607)	(3,821)
Capital contribution from Group companies	—	950	710	—	(1,660)	—
Cash flows of loan funding received from group companies, net of repayments made	—	(459)	(1,613)	(2,195)	4,267	—
Other financing activities	2,284	1,251	40	2,450	—	6,025

Net cash provided by/(used in) financing activities(2)	2,284	1,742	(863)	255	2,607	6,025

Notes:

(1)

For the years ended December 31, 2020, 2021, and 2022, cash paid by the VIEs to the primary beneficiaries of the VIEs for service fees were RMB1.7 billion, RMB1.7 billion, and RMB1.7 billion, respectively.

(2)

The net cash provided by investing activities and financing activities of the VIEs and their subsidiaries for the year ended December 31, 2020 have been revised from the amounts previously disclosed in the notes to the financial statements.

A.    [Reserved]

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. The operational and legal risks as well as the potential consequences associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to operations in Hong Kong and Macao. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

•

Pandemics (such as COVID-19), epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Pandemics (such as COVID-19), epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”

•

Our business could suffer if we do not successfully manage our potential future growth, or if we are unable to execute our strategies effectively. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Our business could suffer if we do not successfully manage our potential future growth, or if we are unable to execute our strategies effectively.”

•

We sustained losses in the past and may experience earnings declines or net losses in the future. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—We sustained losses in the past and may experience earnings declines or net losses in the future.”

•

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.”

•

General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations.”

•

If we are unable to maintain existing relationships with ecosystem partners and strategic alliances, or unable to establish new arrangements with ecosystem partners and strategic alliances at or on favorable terms or at terms similar to those we currently have, or at all, our business, market share, and results of operations may be materially and adversely affected. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—If we are unable to maintain existing relationships with ecosystem partners and strategic alliances, or unable to establish new arrangements with ecosystem partners and strategic alliances at or on favorable terms or at terms similar to those we currently have, or at all, our business, market share, and results of operations may be materially and adversely affected.”

•

Strategic acquisition of complementary businesses and assets create significant challenges, such as dilutive effect on our equity securities and impact on our financial performance, that may materially and adversely affect our business, reputation, results of operations, and financial condition. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Strategic acquisition of complementary businesses and assets create significant challenges, such as dilutive effect on our equity securities and impact on our financial performance, that may materially and adversely affect our business, reputation, results of operations, and financial condition.”

•

Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations. For more details, see “Risk Factors—Risks Relating to Our Business and Industry— Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.”

•

We incurred net current liabilities and net operating cash outflow in the past, and may not assure you that we will continue to achieve or maintain net current assets or net operating cash inflow in the future. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—We incurred net current liabilities and net operating cash outflow in the past, and may not assure you that we will continue to achieve or maintain net current assets or net operating cash inflow in the future.”

•

We recorded a significant amount of goodwill and indefinite lived intangible assets in connection with our strategic acquisitions and investments, and we may incur material impairment charges to our goodwill and indefinite lived intangible assets if the recoverability of these assets become substantially reduced. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—We recorded a significant amount of goodwill and indefinite lived intangible assets in connection with our strategic acquisitions and investments, and we may incur material impairment charges to our goodwill and indefinite lived intangible assets if the recoverability of these assets become substantially reduced.”

•

If we do not compete successfully against new and existing competitors, we may lose our market share, and our business may be materially and adversely affected. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—If we do not compete successfully against new and existing competitors, we may lose our market share, and our business may be materially and adversely affected.”

Risks Relating to Our Corporate Structure

•

PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

•

If the VIEs violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure—If the VIEs violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.”

•

The principal shareholders of the VIEs have potential conflict of interest with us, which may adversely affect our business. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure— The principal shareholders of the VIEs have potential conflict of interest with us, which may adversely affect our business.”

•

Our business may be significantly affected by the PRC Foreign Investment Law. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure— Our business may be significantly affected by the PRC Foreign Investment Law.”

Risks Relating to Doing Business in China

•

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.”

•

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Risk Factors—Risks Relating to Doing Business in China— Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

•

The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offshore offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

•

The funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements” and “Risk Factors—Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

•

Uncertainties with respect to the PRC legal system could adversely affect us. Since the PRC legal system is still evolving, certain laws and regulations in China may evolve quickly with little advance notice, and the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules may involve uncertainties. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

General Risks Relating to Our Ordinary Shares and ADSs

•

The trading prices of our listed securities have been and are likely to continue to be volatile, which could result in substantial losses to our investors. For more details, see “Risk Factors—General Risks Relating to Our Ordinary Shares and ADSs—The trading prices of our listed securities have been and are likely to continue to be volatile, which could result in substantial losses to our investors.”

•

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange. For more details, see “Risk Factors—General Risks Relating to Our Ordinary Shares and ADSs—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.”

•

Substantial future sales or perceived potential sales of our ordinary shares, ADSs or other equity securities in the public market could cause the prices of our listed securities to decline. For more details, see “Risk Factors—General Risks Relating to Our Ordinary Shares and ADSs—Substantial future sales or perceived potential sales of our ordinary shares, ADSs or other equity securities in the public market could cause the prices of our listed securities to decline.”

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

The COVID-19 pandemic had already adversely affected many aspects of our business. Since the outbreak of the COVID-19 pandemic, we had experienced a significant decline in travel demand resulting in significant user cancelations and refund requests and reduced new orders relating to international and domestic travel and lodging. The supply of domestic transportation tickets and international air tickets were also adversely and significantly affected in response to comprehensive containment measures in China and other international regions. We have actively assisted our users in their cancelation and refund requests and have been working with our ecosystem partners to prepare for difficult market conditions, for which we have incurred and may continue to incur significant cash outflows. Our ecosystem partners’ abilities to timely deliver products and services and respond to rescheduling or cancelation requests have been adversely affected for similar reasons, especially those located in critical regions in China. In response to the COVID-19 pandemic, we swiftly adopted cost control measures to mitigate a significant slowdown in user demand.

Our revenues in the past few years were materially and adversely affected as a result of the outbreak and resurgence of the COVID-19 pandemic. We also incurred significant incremental costs and expenses in the past few years to facilitate our users’ cancelations and refund requests, as compared to the period prior to the outbreak of COVID-19. In addition, we made provisions for the expected difficulty in collection of receivables, which resulted in additional allowance for expected credit losses from the receivables due from our customers. Moreover, we made significant downward adjustments and impairment to our long-term investments as a result of COVID-19 related impacts.

Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Although there were significant surges of COVID-19 infections in various regions in China during that month, the situation has been significantly improved and normalized since January 2023. There remains uncertainty as to the future impact of the virus. The extent to which the pandemic affects our results of operations going forward will depend on future developments that are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may materially and adversely affect our business. There can be no assurance as to whether the COVID-19 pandemic and the resulting disruption to our business will extend over a prolonged period, and if yes, it could materially and adversely affect our business, financial condition, and results of operations.

We have seen a slower recovery of the inbound and outbound travel and, in turn, a slower recovery of our inbound and outbound travel agency business. We have noted Chinese travelers shifting their preferences towards emerging demand for short-haul travel, local trips, and domestic boutique and premium accommodation experiences. We have introduced novel products in order to capture these emerging trends and have proactively leveraged our live streaming function to promote local attractions and activities. However, we cannot assure you that these initiatives will be effective as expected, or that we will be able to act promptly to cater to the travelers’ emerging traveling preferences in the future. We will continue to monitor and evaluate the financial impacts on our financial condition, results of operations, and cash flows in future periods. In the event of prolonged impact of the COVID-19 pandemic on our financial condition and cash flows, we cannot assure you that additional financing will be available to us on reasonable terms, or at all, should we require it. The global spread of COVID-19 pandemic in a significant number of countries around the world, such as the United States, has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. In addition, the recent financial turmoil leading to vitality in the financial and securities markets, especially since the COVID-19 pandemic, has generally made access to capital less certain and increased the cost of obtaining new capital. As we manage through the slowdown in our business due to the COVID-19 pandemic, we cannot assure you that additional financing will be available to us on reasonable terms, or at all.

Consequently, any COVID-19 resurgence may continue to materially and adversely affect our business, financial condition, and results of operations in the current and future years. In addition, any future outbreak of contagious diseases or similar adverse public health developments, extreme unexpected bad weather, or severe natural disasters would affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could adversely affect our users’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Public policy regarding, or governmental restrictions on, travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters could materially and adversely affect our business and operating results.

Our business could suffer if we do not successfully manage our potential future growth, or if we are unable to execute our strategies effectively.

Our business has grown significantly as a result of both organic growth of existing operations and acquisitions, and, despite the COVID-19 pandemic, we may experience such growth from time to time in the future. We have significantly expanded, and may further expand, our operations and workforce, as a result of the growth of our service offerings, user base, and geographic coverage. For example, we have invested in, and may continue to invest in, organic growth by rolling out new business initiatives focusing on a diverse range of areas including expanding our one-stop travel offerings and upgrading our content capabilities. For the year ended December 31, 2022, we invested RMB8.3 billion (US$1.2 billion) in product development. If such new business initiatives fail to perform as expected, our financial condition and results of operations could be adversely affected. Our growth to date has placed, and our anticipated future operations will continue to place, significant strain on our management, systems, and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We are growing our global presence through a combination of owned brands, direct investments as well as strategic partnerships. As we continue to increase our product and service offerings, we will further upgrade our content capabilities and deliver more appealing content in new and diversified formats, including live streaming, to improve user engagement. In addition, we will continue to invest in AI and cloud technologies, and further enhance our technology and cloud infrastructure. All these efforts will require significant managerial, financial, and human resources. We cannot assure you that we will be able to effectively manage our growth or to execute all these strategies successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We sustained losses in the past and may experience earnings declines or net losses in the future.

We sustained net losses in the past. Due to the impact of the COVID-19 pandemic in recent years, we recorded net loss of RMB3.3 billion and RMB645 million in 2020 and 2021, respectively. Although we swiftly adopted cost control measures in response to the COVID-19 pandemic and managed to generate net income of RMB1.4 billion (US$201 million) in 2022, we cannot assure you that we can sustain profitability or avoid net losses in the future. Our operating expenses may still increase in the future and the degree of increase in these expenses is largely based on anticipated growth, revenue trends, and competitive pressure. As a result, any decrease or delay in generating additional sales volume and revenues and increase in our operating expenses may result in substantial operating losses. Moreover, consolidation of Qunar’s financial statements starting from December 31, 2015 had negatively impacted our financial statements previously, which may happen again in the future.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.

The COVID-19 pandemic may continue to have a severe and negative impact on the Chinese and the global economy. Even before the outbreak of the COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and certain other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations, and financial condition.

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

We could be severely and adversely affected by declines or disruptions in the travel industry and, in many cases, have little or no control over the occurrence of such events. Such events could result in a decrease in demand for our travel and travel-related products and services. This decrease in demand, depending on the scope and duration, could significantly and adversely affect our business and financial performance over the short and long term. For a discussion of impact of the COVID-19 pandemic on our business, see “—Pandemics (such as COVID- 19), epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results—Impact of the COVID-19 Pandemic on Our Operations and Financial Performance.”

If we are unable to maintain existing relationships with ecosystem partners and strategic alliances, or unable to establish new arrangements with ecosystem partners and strategic alliances at or on favorable terms or at terms similar to those we currently have, or at all, our business, market share, and results of operations may be materially and adversely affected.

We rely on ecosystem partners, such as hotels and airlines, and other third party agents to make their services available to users through us, and our business prospects depend on our ability to maintain and expand relationships with ecosystem partners and other third party agents. If we are unable to maintain satisfactory relationships with our existing ecosystem partners, or if our ecosystem partners establish similar or more favorable relationships with our competitors, or if our ecosystem partners increase their competition with us through their direct sales, or if any one or more of our ecosystem partners significantly reduce participation in our services for a sustained period of time or completely withdraw participation in our services, our business, market share, and results of operations may be materially and adversely affected. To the extent any of those major or popular ecosystem partners cease to participate in our services in favor of one of our competitors’ systems or decide to require consumers to purchase services directly from them, our business, market share, and results of operations may suffer.

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

We have made and intend to continue to make strategic acquisitions in the travel industry in Greater China and overseas. By way of example, see “Item 4. Information on the Company — B. Business Overview — Strategic Investments and Acquisitions” for material strategic investments and acquisitions that we pursued in recent years. If we are presented with appropriate opportunities, we may continue to acquire complementary businesses and assets in the future. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could adversely affect our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired business. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. Moreover, we may not be able to achieve our intended strategies and may result in substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired business or manage a larger business. Any such negative developments could materially and adversely affect our business, reputation, results of operations, and financial condition.

Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.

As part of our plan to expand our product and service offerings, we have made and intend to make strategic investments in the travel service industries in Greater China and overseas. In addition to our transactions relating to Qunar and Skyscanner described elsewhere in this annual report, we also pursued various opportunities for investments and acquisitions. For a discussion of our material investments and acquisitions made in recent years, see “Item 4. Information on the Company — B. Business Overview — Strategic Investments and Acquisitions.”

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

•	failure to be in full compliance with applicable laws, rules, and regulations.

In particular, our strategy of investing in a competing business could be adversely affected by uncertainties in the implementation and enforcement of the PRC Anti-Monopoly Law. Under the PRC Anti-Monopoly Law, companies undertaking mergers, acquisitions, or other transactions that may be deemed as concentrations in China must notify the anti-monopoly law enforcement authority of the PRC State Council, which currently is the State Administration for Market Regulation, or the SAMR, in advance of any transaction where the parties’ revenues in the China market and global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. There are numerous factors the anti-monopoly law enforcement authority considers in determining “concentrations,” depending on certain criteria, the anti-monopoly law enforcement authority will conduct anti-monopoly review of transactions in respect of which it was notified, including (1) merger of undertakings; (2) acquisition of control over other undertakings by an undertaking by acquiring equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, other undertakings by an undertaking by contract or by any other means. In light of the uncertainties relating to the interpretation, implementation, and enforcement of the PRC Anti-Monopoly Law, we cannot assure you that the anti-monopoly law enforcement authority will not deem our past and future acquisitions or investments, including the ones referenced herein or elsewhere in this annual report, to have met the filing criteria under the PRC Anti-Monopoly Law and therefore demand a filing for merger review. Before the Anti-Monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines, on February 7, 2021 that clarifies for the first time the filing procedures is applicable to the concentrations involving variable interest structure, there had been limited cases of the anti-monopoly law enforcement authority’s anti-monopoly review of filings involving companies with a “variable interest entity” structure, or VIE structure, similar to ours. On June 24, 2022, the Standing Committee of the National People’s Congress, or the SCNPC, adopted an amendment to the PRC Anti-Monopoly Law, which introduced a “safe harbor” for vertical monopoly agreements entered into by operators whose market share falls below a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of PRC Anti-Monopoly Law, among others. This amendment emphasized the enforcement of PRC Anti-Monopoly Law in the internet and other key industries. The strengthened enforcement of the PRC Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. Our strategic investments, including our historical transactions such as our acquisition of shares of Qunar in 2015 and any transactions to be contemplated in the future, have been and may continue to be subject to relevant PRC regulatory authorities’ scrutiny from anti-monopoly perspective from time to time. There can be no assurance as to whether the relevant PRC regulatory authorities will impose any penalties or other restrictive measures on us or any relevant parties for our strategic investments. If we are deemed to have carried out a concentration of undertakings in violation of the PRC Anti-Monopoly Law, we could be subject to restrictive measures including an order to cease the relevant activities, a fine of up to 10% of our sales revenue from the previous year where such concentration has or may have the effect of excluding or restricting competition, or a fine of up to RMB5,000,000 where such concentration does not have the effect of excluding or restricting competition, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. Such unwinding could affect our business and financial results, and harm our reputation. Further, substantial uncertainties remain as to whether our current business cooperation arrangements with Qunar would be deemed as violation to the PRC Anti-Monopoly Law in any material aspects, which will be subject to the discretion of the relevant governmental authority.

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

As a result of any of the above factors, any actual or perceived failure to realize the benefits we expect from these investments may materially and adversely affect our business and financial results and cause the trading price of our ADSs and ordinary shares to decline.

We incurred net current liabilities and net operating cash outflow in the past, and may not assure you that we will continue to achieve or maintain net current assets or net operating cash inflow in the future.

Even though we had net current assets of RMB196 million (US$28 million) as of December 31, 2022, we had net current liabilities of RMB110 million as of December 31, 2021 and net current liabilities of RMB358 million as of December 31, 2020. There can be no assurance that we will not experience liquidity problems in the future. We may not be able to fulfill our obligation in providing travel products or services to our users in respect of advances from customers, the failure of which may negatively affect our cash flow position. If we fail to generate sufficient revenue from our operations, or if we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations, and capital expenditure, and our business and financial position will be adversely affected.

We had net cash provided by operating activities of RMB2.6 billion (US$380 million) in 2022. While we believe that we have sufficient working capital to fund our current operations, we cannot guarantee that we will not experience cash outflow from our operating activities in the future. If we are unable to maintain adequate working capital, we may default on our payment obligations and may not be able to meet our capital expenditure requirements, which may have a material adverse effect on our business, financial condition, and results of operations.

We recorded a significant amount of goodwill and indefinite lived intangible assets in connection with our strategic acquisitions and investments, and we may incur material impairment charges to our goodwill and indefinite lived intangible assets if the recoverability of these assets become substantially reduced.

In connection with our strategic acquisitions over the recent years, we recorded a significant amount of goodwill and indefinite lived intangible assets booked in our financial statements. As of December 31, 2022, our goodwill was RMB59.3 billion (US$8.6 billion). ASC 350 “Intangibles—Goodwill and Other” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. We operate our business with a single reporting unit. We performed qualitative assessment by reviewing relevant events and circumstances, including macroeconomics conditions, industry and market considerations, our overall financial performance and the share price, and concluded by weighing all these factors in their entirety to determine whether it is necessary to perform the quantitative impairment test. For 2020, 2021, and 2022, we did not recognize any impairment charges for goodwill or indefinite lived intangible assets, because there was no indicator of impairment identified in our qualitative assessment. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge. We may potentially incur significant impairment charges if the recoverability of these assets become substantially reduced in the future. Any such impairment charges would adversely affect our financial condition and results of operations. In addition, in the case that the trading price of our ADSs or ordinary shares declines as a result of the potentially prolonged impacts from the COVID-19 pandemic or other factors, and the amount by which the share price exceeds the carrying value of the reporting unit becomes minimal, it may be considered an indicator for us to perform interim goodwill impairment test and we may need to recognize impairment on goodwill or other long-lived assets. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results— Critical Accounting Policies and Estimates— Goodwill, Intangible Assets, and Long-Lived Assets.”

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

In the past, certain competitors launched aggressive advertising campaigns, special promotions and engaged in other marketing activities to promote their brands, acquire new users, or increase their market shares. In response to such competitive pressure, we started to take and may continue to take similar measures and as a result will incur significant expenses, which in turn could negatively affect our operating margins in the quarters or years when such promotional activities are carried out. For example, we launched a promotion program in recent years to offer certain selected transportation tickets, hotel rooms, packaged tours, and in-destination activities as well as grant of e-coupons to our users in response to promotion campaigns that our competitors have launched. Primarily as a result of the enhanced marketing efforts and additional investment in product developments in response to the intensified market competition, our operational margin was negatively affected. In addition, some of our existing and potential competitors may have competitive advantages, such as significantly larger active user base on mobile or other online platforms, greater financial, marketing and strategic relationships, alliances or other resources or name recognition and technology capabilities, and may be able to imitate and adopt our business model. In particular, other major internet platforms may benefit from the existing user base of their other services. These platforms can utilize the traffic they already obtain and direct the users from their other services offerings to their travel services and further achieve synergies effects. Furthermore, in order to attract and retain users and compete against our competitors, we have deployed significant resources in research and development to enhance our AI and cloud technologies. However, we cannot assure you that the effectiveness of our data analytics capabilities and technologies will be comparable or superior to our competitors continuously. If any of our competitors provides comparable or better content feed to the users on their platforms, or if we are unable to provide sufficient quality content to our users’ satisfaction leveraging our data analytics capabilities, we may suffer a decline in our user traffic. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business, results of operations, and profit margins may be materially and adversely affected.

If we fail to further increase our brand recognition, we may face difficulty in maintaining existing and acquiring new users and business partners and our business may be harmed.

We believe that maintaining and enhancing our brands depends in part on our ability to grow our user base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry. The successful promotion of our brands will depend largely on our ability to maintain a sizeable and active user base, maintain relationships with our business partners, provide high-quality user support, properly address user needs and handle user complaints, and organize effective marketing and advertising programs. We are also subject to reputational risks arising from user complaints. Users may raise complaints against us if they are dissatisfied with the travel products and services provided to them. If we do not resolve the complaints effectively in a timely manner, our users may reduce their use of our platform and services, and may demand refund or even further compensation from us by all practicable means, which could harm our reputation and brand image if these complaints are brought to public sight, and materially and adversely affect our business, financial condition, and results of operations. If our user base significantly declines or grows more slowly than our key competitors, the quality of our user support substantially deteriorates, or our business partners cease to do business with us, we may not be able to cost-effectively maintain and promote our brands, and our business may be harmed.

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

The satisfactory performance, reliability, and availability of our infrastructure, including our mobile platform, websites, and systems, are critical to the success of our business. Any system interruptions that result in the unavailability or slowdown of our mobile platform, websites, or other systems and the disruption in our services could reduce the volume of our business and make us less attractive to users. Our customer service centers are equipped with extensive computer and communications systems. Our technology platform and computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, hacking or other attempts at system sabotage, vandalism, natural disasters, and other similar events. For example, we experienced a network shut-down for a few hours in May 2015 resulting in temporary disruption to our mobile platform and websites and user support, and a hotel booking system failure for a few hours in October 2019 temporarily affecting hotel booking services. No data leakage occurred in either incident. We have implemented extensive measures to ensure prompt responses to any network shutdown, system failure, or similar incidents in the future, and to continue to update our security protocol to protect our systems from any human error, third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. Other than the incidents mentioned above, we did not experience any material cybersecurity incident up to the date of this annual report. However, we cannot assure you that unexpected interruptions to our systems will not occur again in the future. We do not carry business interruption insurance to compensate us for losses that may occur as a result of such disruptions. In addition, any such future occurrences could reduce user satisfaction levels, damage our reputation and materially and adversely affect our business.

We use an internally developed booking software system that supports nearly all aspects of our booking transactions. Our business may be harmed if we are unable to upgrade our systems and infrastructure quickly enough to accommodate future traffic levels, avoid obsolescence or successfully integrate any newly developed or purchased technology with our existing system. Capacity constraints could cause unanticipated system disruptions, slower response times, poor user support, impaired quality and speed of reservations and confirmations, and delays in reporting accurate financial and operating information. These factors could cause us to lose users and ecosystem partners, which would have a material adverse effect on our results of operations and financial condition.

In addition, our future success will depend on our ability to adapt our products and services to the changes in technologies and internet user behavior. For example, the number of people accessing the internet through mobile devices, including smart devices, mobile phones, tablets, and other hand-held devices, has increased in recent years, and we expect this trend to continue while 5G and more advanced mobile communications technologies are broadly implemented. As we make our services available across a variety of mobile operating systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android, iOS, and Windows. We ensure the interoperability of our services by optimizing our mobile apps and websites for different devices and operating systems and implementing cloud technology to support unified backend operation of our platform. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as China, it will result in an increase in our costs and expenses. In order to deliver high-quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices, and standards that we do not control. If we fail to develop products and technologies that are compatible with all mobile devices and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and operating systems, we may not be able to penetrate the mobile internet market. In addition, the widespread adoption of new internet technologies or other technological changes could require significant expenditures to modify or integrate our products or services. If we fail to keep up with these changes to remain competitive, our future success may be adversely affected.

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

If our business continues to expand, we will need to hire additional employees, including ecosystem partner management personnel to maintain and expand our ecosystem partner network, information technology and engineering personnel to maintain and expand our mobile platform, websites, customer service centers and systems, and customer service representatives to serve an increasing number of users. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our mobile platform, websites and customer service centers may not have satisfactory experiences and may turn to our competitors, which may adversely affect our business and results of operations.

Our business is subject to the risks of international operations, including but not limited to, operational risk, compliance risk, and reputational risk.

We had overseas expansion of our business over the years and operate our business in many foreign jurisdictions such as European and southeast Asian countries. As we plan to expand our global presence over the long-term through means of partnerships and investments, we are exposed to a variety of risks in our business operations, including but not limited to, operational risk, compliance risk, and reputational risk. Compliance with foreign laws and regulations that apply to our international operations increases our cost of doing business in foreign jurisdictions. These laws and regulations include data privacy requirements, labor relations laws, tax laws, foreign currency-related regulations, anti-competition regulations, prohibitions on payments to governmental officials, market access, import, export and general trade regulations, including but not limited to economic sanctions and embargos. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business, including the loss of trade privileges. Any such violations could result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions, and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Compliance with these laws requires a significant amount of management attention and effort, which may divert management’s attention from running our business operations and could harm our ability to grow our business, or may increase our expenses as we engage specialized or other additional resources to assist us with our compliance efforts. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties. We monitor our operations and investigate allegations of improprieties relating to transactions and the way in which such transactions are recorded. Where circumstances warrant, we provide information and report our findings to government authorities, but no assurance can be given that action will not be taken by such authorities. In addition, as our business and operation expand in international markets, we could be exposed to increased foreign exchange risks for other currencies.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

There have been heightened tensions in international economic relations in recent years, such as the one between the United States and China. The U.S. government has imposed, and may continue to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes and the COVID-19 pandemic. In addition to the historical events, the relationships between the United States and China continued to be subject to uncertainties. For example, in 2022, tensions flared over Nancy Pelosi’s visit to Taiwan, which led China to suspend U.S.-China climate talks, cut off some high-level military communication channels, sanction Pelosi and other actions. Furthermore, the U.S. Air Force shot down a balloon off the southeastern U.S. coast, claiming that the balloon was spying on sensitive military sites. China responded that the balloon was a civilian weather-monitoring craft that accidentally veered into U.S. air space. Furthermore, the U.S. Department of Commerce also placed sweeping restrictions in October 2022 on exports of U.S.-made advanced computing chips and related equipment to China, claiming that China is using these items to produce advanced military system and commit human rights abuses. As we work with a wide range of business partners in China and elsewhere in the world, should any of our major business partners become subject to sanctions or restrictions by the U.S. government, our business may be adversely affected.

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

We regard our domain names, trade names, trademarks, patents, proprietary know-how, and similar intellectual properties as critical to our success. We try to protect our intellectual property rights by relying on intellectual property protection laws, confidentiality laws, and confidentiality contracts. However, the provisions of such laws and contracts may not provide us with sufficient protection, and legal proceedings to protect our intellectual properties from infringement could be difficult, time-consuming, and expensive in China. In addition, as our business operations further evolve globally, we may not be able to enforce our intellectual property rights throughout the world, which may in turn adversely impact our international operations and business. We may encounter significant problems in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of intellectual property protection, which could make it difficult for us to stop the infringement or misappropriation of our intellectual property rights. Proceedings to enforce our proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business.

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

We rely on services from third parties to certain extent to carry out our business and to deliver our products to users, and if there is any interruption or deterioration in the quality of these services, our users may not continue using our services.

We partially rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party transportation ticketing agencies to issue transportation tickets and travel insurance products, confirmations and deliveries in some cities in Greater China. We also rely on third-party local operators to deliver on-site services to our packaged-tour and in-destination activity users and other services, such as car services.

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

In December 2008 and 2009, some of our PRC subsidiaries, Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology, Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information, Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network, Beijing Qunar Software Technology Co., Ltd., or Qunar Software, and one of the VIEs, Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing (VIE), were each recognized by relevant local authorities as a HNTE under the EIT Law with an effective period of three years. Therefore, these entities are entitled to enjoy a preferential tax rate of 15%, as long as they maintain their qualifications for HNTEs that are subject to verification by competent authorities and renewals every three years. The qualifications of Ctrip Computer Technology, Ctrip Travel Information, and Ctrip Travel Network as HNTEs expired by the end of 2022. These entities plan to apply for the renewal of their qualifications in 2023. The qualifications of Qunar Software and Qunar Beijing (VIE) as HNTEs have been renewed and will expire by the end of 2023. Beijing Hujinxinrong Technology Co., Ltd, or Beijing Hujinxinrong, is also a HNTE entitled to a preferential income tax rate of 15% from 2019 to 2021. Its qualification has been renewed in 2022, entitling it to enjoy a preferential tax rate from 2022 to 2024. In addition, Ctrip Business Travel Information Service (Shanghai) Co., Ltd., or Ctrip Business Travel, and Shanghai Xielv Information Technology Co., Ltd., or Shanghai Xielv Information, were designated by relevant local authorities in Shanghai as HNTEs for the first time in 2021 and are entitled to a preferential income tax rate of 15% until 2023. The HNTE qualification is subject to a periodic review every three years by the relevant PRC government authorities. Preferential tax treatment granted to our subsidiaries by the local governmental authorities is subject to this periodic review and may be adjusted or revoked at any time. We cannot assure you that our subsidiaries and the VIEs will continue to qualify as HNTEs when they are subject to reevaluation in the future. In 2001, the STA, the PRC Ministry of Finance, or the MOF, and the General Administration of Customs jointly issued the Circular on Issues Concerning Preferential Tax Policies for the Western Development, or the Circular 202, and started to implement preferential tax policy in China’s western region. According to the Circular 202, from 2001 to 2010, the companies located in applicable jurisdictions covered by this circular are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the Catalog of Industries, Products and Technologies Currently Encouraged to Develop by the State or the Catalog for Guidance of Industries for Foreign Investment and the revenue derived from such “encouraged” businesses accounts for no less than 70% of the total revenue. In 2011, the STA, the MOF, and the General Administration of Customs jointly issued the Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, or the Circular 58, according to which the Catalog of Encouraged Industries in Western Regions, or the Western Regions Catalog, would be applied instead of the two catalogs stipulated in the Circular 202 from 2011 to 2020. According to the Western Regions Catalog issued by the PRC National Development and Reform Commission, or the NDRC, later in 2014, the “encouraged” industries include the industries provided in the Guiding Catalog of Industrial Structure Adjustment, the Catalog for Guidance of Industries for Foreign Investment, the Catalog of Advantageous Industries for Foreign Investment in the Central and Western Regions, and other encouraged catalogs specifically applied in western regions. On April 23, 2020, the MOF, the STA, and the NDRC jointly issued the Announcement on Renewing the Enterprise Income Tax Policy for Western Development, which reduced the revenue percentage requirement of the “encouraged” businesses to no less than 60% and would be applied from 2021 to 2030. Benefiting from this policy, Chengdu Ctrip (VIE), Chengdu Ctrip International, and Chengdu Ctrip Information Technology Co., Ltd., or Chengdu Information, obtained approval from local authorities in 2012 and 2013, which recognized that the main businesses of such three companies belong to the “encouraged” catalog of the Guiding Catalog of Industrial Structure Adjustment. Therefore, such entities were entitled to enjoy a preferential tax rate of 15% until 2030, as long as their “encouraged” businesses accounts for no less than required percentage pursuant to current policies. In the event that the preferential tax treatment for these entities is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.

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

Internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. In November 2016, the SCNPC promulgated the PRC Cyber Security Law, which came into effect on June 1, 2017. The PRC Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, to take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks, imposing a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security, and take corresponding remedial measures. Any violation of the PRC Cyber Security Law may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, shutdown of websites, or criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—PRC Government Regulations—Regulations Related to Internet Information Security and Privacy Protection.”

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

In addition, the PRC government may promulgate new laws and regulations, interpretation of existing laws and regulations, as well as regulatory guidance and policies. We may not be able to always keep abreast of these developments, and we could be subject to regulatory or administrative penalties and operational disruption if we are unable to comply with these laws, regulations, and policies in a timely fashion, or at all. For example, the SCNPC promulgated the PRC E-Commerce Law on August 31, 2018, which came into effect on January 1, 2019. Pursuant to the PRC E-Commerce Law, an e-commerce platform operator must take joint liabilities with the relevant merchants operating on its platform and may be subject to warnings and fines where it fails to take necessary measures when (i) it knows or should have known that the products or services provided by the merchants operating on its platform do not meet the personal or property safety requirements or such merchants’ other acts may infringe on the lawful rights and interests of the consumers; or (ii) it has been informed that the merchants operating on its platform infringe any intellectual property rights of any other third party but has not taken measures in time. In addition, with respect to products or services affecting the consumers’ life and health, if an e-commerce platform operator fails to examine and verify the merchants’ qualification, or it fails to assure the consumers’ security, which results in damages to consumers, it must take corresponding liabilities and may be subject to warnings and fines. Furthermore, pursuant to a Tentative Administrative Measure on Online Travel Operation promulgated on August 20, 2020 by the PRC Ministry of Culture and Tourism and came into effect on October 1, 2020, the operator of online travel business, like us, must provide real and accurate travel services information without false promotion and advertisement. The operator of online travel platform must verify the identification, license, quality standard, credit rating, and other information of all travel business operator registered on the platform. The online travel business operator must protect the personal data privacy of travelers and cannot set unfair trading conditions based on consumption record and preference by abusing data analyzing technology. The platform operator must also alert the travelers for safety warning, and must take the liability if it fails to perform relevant obligations requested by such administrative measures.

Furthermore, we provide online consumer finance services incidental to our core businesses. Due to the relatively short history of China’s online consumer finance industry, the PRC government is still in the process of establishing a comprehensive regulatory framework governing this industry. The relevant rules and regulations governing this industry are general in nature and yet to be further interpreted or supplemented. As a result, we cannot assure you that we will be able to obtain all permissions and approvals necessary for providing our online consumer finance services. In addition, we may have to make significant changes to our operations from time to time in order to comply with changing laws, regulations, and policies governing the online and travel industries in general and many aspects of our business in particular, which may increase our cost of operation or limit our options of service offering, which in turn may adversely affect our results of operations.

Our failure to comply with privacy and data protection laws and regulations in various jurisdictions could subject us to sanctions, damages, and litigation, and could harm our reputation and business.

We collect and process certain personal data of our users, including email addresses, usage data, identification information, user passwords, and additional information. We also collect and process user billing information, such as credit card numbers, full names, billing addresses (when user uses an overseas bank card, based on the requirements of the payment institutions), and phone numbers of our users.

We are subject to the privacy and data protection laws and regulations in various jurisdictions, such as China and the European Union. Privacy laws provide restrictions and guidance in connection with our storage, use, processing, disclosure, transfer, and protection of personal information. We strive to comply with all applicable laws, regulations, and policies relating to privacy and data protection. We are also subject to privacy and data security-related obligations deriving from our privacy policy and terms of use with our users, and we may be liable to third parties in the event we are deemed to have wrongfully processed, used, stored, disclosed, or otherwise disposed of personal data.

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

The PRC Data Security Law came into effect in September 2021 and established a tiered system for data protection based on level of importance. Since September 2021, the CAC and other relevant government authorities promulgated and proposed a series of laws, regulations, and draft legislations relating to information protection and data security, including but not limited to, the Guidance on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, and the Administrative Measures on Network Data Security (Draft for Comment). Among these regulations, the Administrative Measures on Network Data Security (Draft for Comment) published by the CAC in November 2021 stipulates that data processing entities should apply for cybersecurity review in the event that, among others, its listing in Hong Kong has or could have influence on national security. As of the date of this annual report, the regulatory parameters for determining “have or could have influence on national security” as stipulated in the Administrative Measures on Network Data Security (Draft for Comment) remain unclear and are subject to further explanation and elaboration by the CAC. Substantial uncertainties remain with respect to the enactment timetable, final content, interpretation, and implementation, especially the detailed interpretation of the standard for determining whether a listing in Hong Kong “has or could have influence on national security.” As of the date of this annual report, the Administrative Measures on Network Data Security (Draft for Comment) has not become effective yet, and no application channel or detailed procedures are in place for the implementation of the cybersecurity review as stipulated therein.

In July 2022, the CAC promulgated the Security Assessment Measures for Data Outbound Transfer, which came into effect on September 1, 2022. These measures outline the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of China. Furthermore, these measures provide that the security assessment must combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. Specifically, security assessment is required before any data can be transferred out of China if: (i) the data transferred out of China is important data; (ii) the data processor is a critical information infrastructure operator or data processor that processes personal information of more than one million individuals; (iii) data processor who transfer personal information out of China has made outbound transfer of aggregately more than 100,000 individuals’ personal information or more than 10,000 individuals’ sensitive personal information since January 1 of the previous year; or (iv) otherwise required by the CAC.

In September 2022, the CAC promulgated the Decision to Amend the Cybersecurity Law of the People’s Republic of China (Draft for Comments), which mainly involves amendments in the following aspects: (i) improving the legal liability mechanism for violating the general provisions of network operation security, (ii) modifying the legal liability mechanism for security protection of critical information infrastructure, (iii) adjusting the legal liability mechanism for network information security, and (iv) revising the legal liability mechanism for personal information protection. In December 2022, the MIIT promulgated the Administrative Measures on Data Security in the Field of Industry and Information Technology (Trial), according to which the data processors in the field of industry and information technology have to sort out their data regularly, identify important data and core data in accordance with relevant standards and specifications, formulate their specific catalogs, and must file their important data and core data catalogs with the local industry supervision departments for records.

The Personal Information Protection Law came into effect in November 2021, which integrates a variety of rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China and certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. Furthermore, in December 2021, the CAC and several other authorities jointly promulgated the amended Cybersecurity Review Measures, which came into effect in February 2022. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a critical information infrastructure operator, or a CIIO, that purchases network products and services, or an internet platform operator that conducts data process activities, must be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review requirement to cover “internet platform operators” in possession of personal information of over one million users if such operators intend to pursue a foreign listing. Additionally, relevant PRC government authorities may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security. According to the Regulations on the Security Protection of Critical Information Infrastructure which came into effect in September 2021, the CIIO has to perform certain obligations to protect the critical information infrastructure’s security, including but not limited to, conducting network security test and risk assessment at least once a year. The security protection departments are responsible for organizing the identification of critical information infrastructure in their respective industries and areas in accordance with the identification rules, and must inform the identification results to the operators in a timely manner and report such results to the public security department of the State Council.

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

The European Union traditionally takes a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws. In particular, the European Union adopted a new General Data Protection Regulation in April 2016, which came into effect in May 2018. The General Data Protection Regulation results in more stringent requirements for data processors and controllers, including more fulsome disclosures about the processing of personal information, data retention limits, and deletion requirements, mandatory notification in the case of a data breach, and elevated standards regarding valid consent in some specific cases of data processing. The General Data Protection Regulation also includes substantially higher penalties for failure to comply with the requirements. For example, in the event of violations, a fine up to €20 million or up to 4% of the annual worldwide turnover, whichever is greater, may be imposed. In addition to General Data Protection Regulation, when other future laws and regulations relating to data privacy in China or other jurisdictions come into effect, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and incur additional costs.

In addition, to the extent we have accessed data in Hong Kong and Macao, we have been in compliance with relevant laws and regulations in both jurisdictions regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance, which impose protocols and obligations regarding the handling of personal data in Hong Kong including, among other things, that (i) personal data must be collected for a lawful purpose, necessary, and not excessive, (ii) personal data must be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. As of the date of this annual report, we believe that these laws and regulations in Hong Kong and Macao regarding data security do not, nor would any non-compliance therewith, if any, have any material adverse impact on our business. However, if certain laws and regulations in Hong Kong or Macao were to result in oversight over data security that materially impacts our business in the applicable jurisdiction, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our business, financial condition, and results of operations.

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

We have incurred substantial indebtedness to execute our business operations and strategies. To the extent that we were to settle or redeem our convertible notes or exchangeable senior notes in cash, our debt obligations would become more substantial.

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

We may from time to time incur additional indebtedness and contingent liabilities. If we incur additional debt, the risks that we face as a result of our substantial indebtedness and leverage could intensify. For example, since 2018, we entered into asset backed securitization arrangements with third-party financial institution and set up a securitization vehicle, which issued revolving debt securities to third-party investors. In 2020, 2021, and 2022, we also obtained loan facilities from certain financial institutions. In July 2020, we issued US$500 million in aggregate principal amount of 1.50% exchangeable senior notes due 2027.

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

We provide credit terms to certain ecosystem partners, and also extend credit to our users by making payments on behalf of them when they book travel products on our platform. Our accounts receivable and other receivables have increased as our business grows. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding receivables from our ecosystem partners and users. As a result, we may face a greater risk of non-payment of our receivables and, as our business grows in scale, we may need to make higher allowance for credit losses. For the years ended December 31, 2020, 2021, and 2022, we provided provisions for credit losses of RMB700 million, RMB141 million, and RMB296 million, respectively. The higher provisions for credit losses recognized in 2020 was primarily due to the impact of the COVID-19 pandemic. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our receivables.

Our accounting treatment for share-based compensation could continue to significantly reduce our net income.

We have accounted for share-based compensation in accordance with ASC 718 “Compensation — Stock Compensation,” or ASC 718, which requires a public company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the requisite service period of the share-based awards. We have granted share-based compensation awards, including share options and restricted share units, to employees, officers, and directors to incentivize performance and align their interests with ours. See “Item 6. Directors, Senior Management and Employees— B. Compensation—Employees’ Share Incentive Plans.” As a result of the grants and potential future grants under our share incentive plans, we had incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based awards.

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

The determination of the fair value changes of certain financial assets requires significant management judgment and estimation based on unobservable inputs, which may lead to valuation uncertainty and a change in the fair value of our long-term investments.

As of December 31, 2022, we had investments of RMB2.6 billion (US$377 million) classified under Level 3 in the fair value hierarchy, or the Level 3 Investments. The fair values of the Level 3 Investments were determined by us based on an income approach utilizing various unobservable inputs which required significant judgment, determined by us, with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility, and probability in equity allocation. Accordingly, such determination requires us to make estimates and assumptions, which may be subject to material changes, and therefore inherently involves a certain degree of uncertainty. Factors beyond our control, such as general economic condition, changes in market interest rates, and stability of the capital markets, can significantly influence and cause adverse changes to the estimates we used and thereby affect the fair value of the level 3 Investments. Should any of the estimates and assumptions changed, there may be a change in the fair value of our financial assets, which would materially and adversely affect our results of operation and financial condition.

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

We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2022. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2022. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or ordinary shares. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Historically, we made short-term investments, representing (i) held-to-maturity investments which are due in one year and stated at amortized cost; (ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year measured at fair value; and (iii) foreign currency forward contracts measured at fair value which are short-term. Changes in the fair value are reflected in our consolidated statements of income/(loss) and comprehensive income/(loss). The methodologies that we use to assess the fair value of the short-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term investments or we will not incur any fair value losses on our short-term investments in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

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

Trip.com Group Limited is a Cayman Islands incorporated company and a foreign person under PRC law. Due to foreign ownership restrictions in the travel agency and value-added telecommunications industries, we conduct part of our business through contractual arrangements with the VIEs. These VIEs hold the licenses and approvals that are essential for our business operations. However, as Trip.com Group is a Cayman Islands holding company with no equity ownership in the VIEs, investors in our ADSs or the ordinary shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs, which contribute to 7% of our total assets as of December 31, 2022. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiaries and the VIE structure, and the contractual arrangements among us, our subsidiaries, the VIEs and their shareholders, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel due to the lack of official interpretation and clear guidance.

If we and the VIEs are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of the VIEs, revoking our business licenses or the business licenses of the VIEs, requiring us and the VIEs to restructure our ownership structure or operations, and requiring us or the VIEs to discontinue any portion or all of our value-added telecommunications or travel agency businesses. In particular, if the PRC government authorities impose penalties that cause us to lose our rights to direct the activities of and receive economic benefits from the VIEs, we may lose the ability to consolidate and reflect in our financial statements the operation results of the VIEs in accordance with the U.S. GAAP, which would have a material adverse effect on our operations and result in the value of the securities diminishing substantially. Our shares may decline in value if we are unable to assert our contractual control rights over the assets of the VIEs that conduct a substantial part of our operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition, and results of operations.

According to the PRC Civil Code that came into effect on January 1, 2021 and replaced the PRC Property Rights Law effective as of October 1, 2007, the effectiveness of the pledges will be denied if the pledges are not registered. Under the equity pledge agreements between our subsidiaries and the shareholders of the VIEs, the shareholders of the VIEs pledged their respective equity interests in these entities to our subsidiaries. The effectiveness of the pledges upon registration will be recognized by PRC courts if disputes arise on certain pledged equity interests and that our subsidiaries’ interests as pledgees will prevail over those of third parties. Our equity pledges have been duly registered with the relevant local branches of the SAMR.

Furthermore, although we are not aware of any actual or threatened investigation, inquiry or other action by SEC, Nasdaq, or any other regulatory authority with respect to consolidation of the VIEs, we cannot assure you that we will not be subject to any such investigation or inquiry in the future. In the event we are subject to any regulatory investigation or inquiry relating to the VIEs, including the consolidation of such entities into our financial statements, or any other matters, we may need to spend significant amount of time and expenses in connection with the investigation or inquiry, our reputation may be harmed regardless of the outcome, and the trading price of our ADS or ordinary share may materially decline or fluctuate.

If the VIEs violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.

As the PRC government restricts foreign ownership of value-added telecommunications and travel agency businesses in China, we depend on the VIEs, in which we have no ownership interest, to conduct part of our business activities through a series of contractual arrangements, which provide us with a “controlling financial interest” in the VIEs as defined in FASB ASC 810 by entitling us to (i) the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) the right to receive the economic benefits from the VIEs that could be significant to them. Although we have been advised by our PRC legal counsel, Commerce & Finance Law Offices, that the contractual arrangements as described in this annual report are valid, binding, and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, the VIEs could violate our contractual arrangements with them by, among other things, failing to pay us for our consulting or other services. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The principal shareholders of the VIEs have potential conflict of interest with us, which may adversely affect our business.

Some of our employees were also the principal shareholders of the VIEs as of the date of this annual report. Thus, conflict of interest between their duties to our company and their interests in the VIEs may arise. We cannot assure you that when conflict of interest arises, these persons will act entirely in our interests or that the conflict of interest will be resolved in our favor. In addition, these persons could violate their non-competition obligations under service contracts with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Relating to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us.”

Our business may be significantly affected by the PRC Foreign Investment Law.

The PRC Foreign Investment Law was approved by the PRC National People’s Congress on March 15, 2019 and came into effect on January 1, 2020. The PRC Foreign Investment Law has repealed the PRC Wholly Foreign-owned Enterprise Law, the PRC Sino-foreign Equity Joint Venture Law, and the PRC Sino-foreign Cooperative Joint Venture Law. Therefore, establishment and operation of companies in China, including FIEs, will generally follow the PRC Company Law unless specifically provided for in the new PRC Foreign Investment Law, in which case the provisions of the new PRC Foreign Investment Law will prevail. In December 2019, the Implementing Regulation of the Foreign Investment Law was promulgated by the State Council and came into effect on January 1, 2020.

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

Our contractual arrangements with the VIEs may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and the VIEs, we are effectively subject to the 6% PRC value-added tax, or VAT, on both revenues generated by the VIEs’ operations in China and revenues derived from our contractual arrangements with the VIEs. We might be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and the VIEs were not made on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that the VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing the VIEs’ tax expenses without reducing our tax expenses, which could subject the VIEs to late payment fees and other penalties for underpayment of taxes, and/or result in the loss of the tax benefits available to our subsidiaries in China. The EIT Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with the VIEs may result in adverse tax consequences to us.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries and service fees paid to us by the VIEs. Under the PRC laws and regulations, our PRC subsidiaries cannot distribute any dividends until any losses from prior fiscal years have been offset. Also, our PRC subsidiaries cannot distribute their statutory reserve, which refers to the statutory reserve funds that PRC entities are required to set aside in accordance with PRC laws and regulations from their respective after-tax profit each year, if any, until such statutory reserve funds reach 50% of the registered capital of the respective PRC subsidiaries, as cash dividends. Meanwhile, the VIEs can only make payments to us in accordance with the contractual arrangements that we entered into with them. Moreover, as our PRC subsidiaries and the VIEs may incur debt on their own behalf, some of the instruments governing the debt may also restrict their ability to pay dividends or make other payments to us, which may in turn restrict our ability to satisfy our liquidity requirements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by the PRC tax authorities), the VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Pursuant to the EIT Law, its implementing rules and a circular of Taxation on Several Preferential Policies on Enterprise Income Tax issued by the MOF, and PRC State Taxation Administration, or the STA, in February 2008, the dividends declared out of the profits earned after January 1, 2008 by an FIE to its immediate offshore holding company are subject to a 10% withholding tax unless such offshore holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement, and certain supplementary requirements and procedures stipulated by STA for such tax treaty are met and observed. Some of our PRC subsidiaries are considered FIEs that are directly or indirectly held by our subsidiaries in Hong Kong. According to the currently effective tax treaty between mainland China and Hong Kong, dividends payable by an FIE in China to a company in Hong Kong that directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%.

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

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties promulgated by the STA on October 14, 2019 and came into effect on January 1, 2020, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, collect and retain relevant materials for reference in accordance with these treaties, and accept supervision and management from the tax authorities afterwards. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

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

If we exercise the option to acquire equity ownership in the VIEs, such ownership transfer requires approval from or filings with PRC governmental authorities and subject to taxation, which may result in substantial costs to us.

Pursuant to the relevant contractual arrangements, the primary beneficiaries of the VIEs have their respective exclusive rights to purchase all or any part of the equity interests in the applicable VIEs from the respective shareholders of these VIEs for a price that is the higher of (i) the amount of capital contribution to such VIEs, or the consideration paid in exchange for the equity interests in such VIEs, or (ii) another minimum price as permitted by the then applicable PRC laws. Such equity transfers may be subject to approvals from, or filings with, relevant PRC authorities. In addition, the relevant equity transfer prices may be subject to review and adjustment for tax determination by the relevant tax authorities. Moreover, the shareholders of the VIEs, under the circumstances of such equity transfers, will be subject to PRC individual income tax on the difference between the equity transfer prices and the then current registered capital of the relevant VIEs. The shareholders of such VIEs will pay, after deducting such taxes, the remaining amount to the primary beneficiaries of the VIEs, as appropriate, under the applicable contractual arrangements. The amount to be received by the primary beneficiaries of the VIEs may also be subject to enterprise income tax.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of the COVID-19 pandemic on the Chinese economy since 2020 has been severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs and ordinary shares. Also, the PRC government has recently rolled out a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. For further details, see “—Risks Relating to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 4. Information of the Company—B. Business Overview—PRC Government Regulations—Regulations Related to M&A and Overseas Listings.” Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our shares and the ADSs to significantly decline or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed Trip.com Group Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our ordinary shares have been listed on the Hong Kong Stock Exchange since April 19, 2021 and the ADSs and ordinary shares are fully fungible, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities. On December 27, 2021, the NDRC and the PRC Ministry of Commerce, or MOFCOM, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which came into effect on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent government authorities. Besides, foreign investors cannot be involved in our company’s operation and management, and their shareholding percentages must be subject, mutatis mutandis, to the relevant regulations on the domestic security investments by foreign investors. At a press conference held on January 18, 2022, the NDRC clarified that the requirement as mentioned above would only apply to PRC domestic company’s direct overseas offerings. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, which will come into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) and listing by a PRC domestic company, either in direct or indirect manner, has to be filed with the CSRC. As advised by Commerce & Finance Law Offices, our PRC legal counsel, due to the fact that our ADSs have been listed on the Nasdaq Global Select Market and our ordinary shares have been listed on the Hong Kong Stock Exchange, we will be deemed as an “Existing Issuer” pursuant to the Overseas Offering and Listing Measures and the implementation guidance and are not required to complete the filing procedures with the CSRC for our historical securities offering. Nevertheless, in the event that we conduct any securities offerings that will be captured by the Overseas Offering and Listing Measures after they come into effect, we will have to complete the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering.

As the 2021 Negative List and the Overseas Offering and Listing Measures are relatively new, substantial uncertainties remain as to the interpretation and implementation of these new requirements. We cannot assure you that we will be able to strictly comply with the relevant regulatory requirements, including but not limited to completing the filing procedures with the CSRC for our future issuance or offering of securities, on a timely manner, or at all. If we fail to do so, our business operation, financial condition, results of operations, and business prospect may be materially and adversely affected. For details of those effective and draft regulations, see “Item 4. Information of the Company—B. Business Overview—PRC Government Regulations—Regulations Related to M&A and Overseas Listings.”

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. Any failure to obtain or delay in obtaining requisite approval(s) or completing requisite filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC government authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These government authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC government authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, results of operations, reputation, and the trading price of our listed securities.

We face uncertainties with respect to the interpretation and implementation of the Anti-Monopoly Guidelines and other anti-monopoly and competition laws and how it may impact our business operations.

In February 2021, the Anti-Monopoly Guidelines was promulgated by the Anti-Monopoly Commission of the State Council. The Anti-Monopoly Guidelines is consistent with the Anti-Monopoly Law of PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, Anti-Monopoly Guidelines for Internet Platforms expressly states that concentration involving variable interest entities will also be subject to antitrust filing requirements.

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

On June 24, 2022, the SCNPC adopted an amendment to the PRC Anti-Monopoly Law, which introduced a “safe harbor” for vertical monopoly agreements entered into by operators whose market share falls below a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of PRC Anti-Monopoly Law, among others. This amendment emphasized the enforcement of PRC Anti-Monopoly Law in the internet and other key industries. The strengthened enforcement of the PRC Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement.

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

Because the majority of our revenues are denominated in Renminbi, any restrictions on currency exchange may limit our ability to use Renminbi-denominated revenues to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal PRC regulation governing foreign currency exchange is the Regulations on Administration of Foreign Exchange, as amended, or the Forex Regulations. Under the Forex Regulations, Renminbi is freely convertible for trade- and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless prior approval of the SAFE is obtained. Although the PRC regulations now allow greater convertibility of Renminbi for current account transactions, significant restrictions remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including our ADS holders. As a result, the funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion.

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

We conduct our business primarily through our wholly-owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises, or WFOEs. In addition, we depend on several VIEs in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If we and the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including restructuring. See “—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations” and “Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.”

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

Moreover, the PRC Anti-Monopoly Law and Provisions of the State Council on Thresholds for Reporting of Concentrations of Operators require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly law enforcement authority before they can be completed. On February 7, 2021, the Anti-Monopoly Commission of the State Council further issued the Anti-Monopoly Guidelines that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. On June 24, 2022, the SCNPC adopted an amendment to the PRC Anti-Monopoly Law, which introduced a “safe harbor” for vertical monopoly agreements entered into by operators whose market share falls below a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of PRC Anti-Monopoly Law, among others. This amendment emphasized the enforcement of PRC Anti-Monopoly Law in the internet and other key industries. The strengthened enforcement of the PRC Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations. If we are found to have carried out a concentration of undertakings in violation of the PRC Anti-Monopoly Law, we could be subject to restrictive measures including an order to cease the relevant activities, a fine of up to 10% of our sales revenue from the previous year where such concentration has or may have the effect of excluding or restricting competition, or a fine of up to RMB5,000,000 where such concentration does not have the effect of excluding or restricting competition, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. Such unwinding could affect our business and financial results, and harm our reputation. See “—Risks Relating to Our Business and Industry—Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.”

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued on February 3, 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM, that came into effect on September 1, 2011, require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. In December, 2020, the NDRC and the MOFCOM further promulgated the Foreign Investment Security Review Measures, which came into effect on January 18, 2021. These measures require direct or indirect investment by foreign investors of PRC companies engaged in military-related or certain other industries be subject to security review before consummation of any such investment. “Certain other industries” refer to, among others, important transportation services, important culture products and services, important information technology and internet products and services, and important finance services that are crucial to national security.

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

Shareholder claims or regulatory investigation that are common in the United States or Hong Kong generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. The Circular on Strengthening the Confidentiality and Archives Administration Relating to Overseas Issuance and Listing of Securities by Domestic Companies was jointly promulgated by the CSRC, the MOF, the National Administration of State Secrets Protection and the National Archives Administration of China, and will come into effect on March 31, 2023, pursuant to which, a PRC domestic company must obtain approvals and make filings with relevant authorities when providing or publicly disclosing, by itself or through the overseas listing entity, any document or material that involves state secret or state organs work secret. In addition, pursuant to the proposed regulation, any investigation, collection of evidence or inspection targeting China-based issuers, securities companies and security service institutions proposed by overseas securities regulatory authorities and relevant competent departments must be carried out through cross-border regulatory cooperation mechanism and obtain approval from the CSRC or relevant competent departments. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which came into effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory, and, without the consent by the PRC securities regulatory authorities and the other competent government agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the PRC territory must provide any foreign judicial body and law enforcement body with any data or any personal information stored within the PRC territory without the approval of the competent PRC government authority. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals and there are restrictions for us to make loans to the VIEs. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and the VIEs, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, on March 30, 2015, SAFE promulgated a Circular on the Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or SAFE Circular 19, which came into effect on June 1, 2015 and replaced the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. Previously, pursuant to SAFE Circular 142, the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable government authority and may not be used for equity investments in China, and the FIE may not change how it uses such capital without SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans in accordance with SAFE’s approval. Although SAFE Circular 19 restates certain restrictions on the use of investment capital denominated in foreign currency by FIEs, it specifies that the registered capital of an FIE whose main business is investment, denominated in foreign currency, can be converted into Renminbi at the discretion of such FIE and can be used for equity investment in China subject to the invested company’s filing of a reinvestment registration with the relevant local SAFE. On June 9, 2016, SAFE issued the Circular on Reforming and Regulating the Administrative Policy of the Settlement under Capital Accounts, or SAFE Circular 16, which came into effect on the same date. Although SAFE Circular 16 further extends the reform to cover foreign currency income under capital account, including capital, foreign debt and proceeds from offshore offering and listing, an FIE’s foreign currency income and such income settled in Renminbi under the capital account cannot be used directly and indirectly for any purposes out of the FIE’s business scope or in areas prohibited by laws and regulations. According to the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment promulgated by SAFE on October 23, 2019, or SAFE Circular 28, non-investment FIEs are allowed to use their capital for equity investment in China provided that such investment is not in violation of the currently effective Special Administrative Measures for Foreign Investment Access (Negative List) and the target investment projects are truthful and compliant with relevant laws and regulations. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations. The concerned bank is required to conduct spot checks in accordance with the relevant requirements. However, the interpretation and enforcement of SAFE Circular 19, SAFE Circular 16, SAFE Circular 28, and SAFE Circular 8 remained to be subject to uncertainty.

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

In April 2021, the CAC, together with certain other PRC government authorities, promulgated the Administrative Measures for Live Streaming Marketing (Trial), or the Live Streaming Marketing Measures, which came into effect on May 25, 2021. According to the Live Streaming Marketing Measures, all entities that conduct internet live streaming marketing activities must be subject to the administration and supervision of relevant authorities. The Live Steaming Marketing Measures provides firstly the definition of the live streaming marketing platform, which includes internet live streaming services platform, internet audio-video services platform, and e-commerce platform, and requests the live streaming marketing platform to be filed and conduct safety assessments in accordance with relevant laws and regulations. License shall be obtained if required by relevant laws to engage in live streaming marketing activities. Meanwhile, the live streaming marketing platform shall implement real-name registration system for all live streaming operators and marketers on the platform.

According to the Regulations on the Administration of Algorithm Recommendation for Internet Information Services, which came into effect in March 2022, providers of algorithm recommendation services with public opinion attributes or social mobilization capabilities should fill in information such as the name of the service provider, service form, application area, type of algorithm, algorithm self-assessment report, intended public content and other information through the Internet Information Services Algorithm Filing System within ten working days from the date of service provision to fulfill the filing procedures. Currently, we are in the process of filing the relevant information and as of the date of this annual report, we have not received any notice or warning from the relevant governmental authority requiring for rectification.

In addition, the PRC government and regulatory authorities have adopted regulations governing content contained within videos, live streaming, and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent, or defamatory on the internet. Any failure to comply with these regulations may subject us to liability. We conduct content reviews regularly to ensure that the live streaming and other content on our platform complies with relevant laws and regulations, but we cannot assure you that our review process will always guarantee zero violation of the content related laws and regulations. Reports or publicity of content on our platform that is fraudulent, obscene, superstitious, or otherwise inappropriate may result in negative publicity, harm to our brand, or a regulatory response that might have a material and adverse impact on our business. Also, we were subject to certain administrative penalties of insignificant amounts for not being fully or strictly compliant with certain permission and approval requirements relating to our business of providing ancillary services for transportation ticketing, which represents a nominal portion of our transportation ticketing revenues.

The interpretation and application of existing PRC laws, regulations and policies and upcoming new laws, regulations or policies relating to the internet industry have created substantial uncertainties in the compliance of our business operations. We regularly communicate with the competent government authorities to endeavor to stay compliant with applicable laws and regulations. However, we cannot assure you that we will be able to timely obtain or maintain all the required permissions or approvals or make all the necessary filings in the future. If we fail to obtain or maintain all the necessary approvals and permissions or make any necessary filings required by applicable laws and regulations in a timely manner, or at all, the competent government authorities have the power, among other things, to levy fines, confiscate our income, revoke our business licenses, require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any regulation or policy that limits or imposes restriction on our business operations may materially and adversely affect our business, financial condition, and results of operations.

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

The trading price of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the closing trading prices of our ADSs on the Nasdaq ranged from US$16.75 to US$35.46 per ADS in 2022, and the closing trading price of our ordinary shares ranged from HK$126.2 to HK$285.0 per share in 2022. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China, especially internet and technology companies, that have listed their securities in Hong Kong and/or the United States may affect the overall investor attitude towards Chinese public companies. The securities of some of these companies have experienced and may continue to experience significant volatility, resulting from, among other things, underperformance and deteriorating financial results, negative news or perceptions about inadequate corporate governance practices, and fraudulent behaviors of such companies.

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

We completed our public offering in Hong Kong in April 2021 and the trading of our ordinary shares on the Hong Kong Stock Exchange commenced on April 19, 2021 under the stock code “9961.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we have applied for, and been granted with, a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we currently adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

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

As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our Memorandum and Articles requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to annual meetings and do not hold an annual meeting of shareholders every year. We undertake we will hold annual general meeting every year after the listing of our ordinary shares on the Hong Kong Stock Exchange for so long as our Company remains listed on the Hong Kong Stock Exchange. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law, and because we conduct the majority of our operations in China and because all of our directors and officers habitually reside outside of the United States.

We are incorporated in the Cayman Islands, and our operations are primarily based in China. Among our directors and executive officers, Neil Nanpeng Shen, Gabriel Li, and JP Gan habitually reside in Hong Kong while the other directors and executive officers all habitually reside in mainland China, and most of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons, or to bring an action against us or against these individuals in the Cayman Islands or in China in the event you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, mainland China, and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or Hong Kong, although the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty, (iii) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (iv) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law or Hong Kong courts if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or executive officers in mainland China or Hong Kong as the United States and mainland China or Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China or Hong Kong, as applicable, to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our third amended and restated memorandum and articles of association and by the Companies Act of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States or Hong Kong. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts or Hong Kong courts.

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

We are exposed to risks associated with the potential spin-off of one or more of our businesses. We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements in paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules for any potential spin-off on the Hong Kong Stock Exchange within three years of our listing on the Hong Kong Stock Exchange. While we currently have not identified any target for a spin-off listing on the Hong Kong Stock Exchange, we may consider opportunities in a spin-off listing to bring value to our shareholders. The waiver granted by the Hong Kong Stock Exchange is conditional upon confirmation with the Hong Kong Stock Exchange prior to any spin-off that it would not render our company, excluding the business to be spun off, failing to meet the eligibility and suitability requirements under Chapter 19C of the Hong Kong Listing Rules based on the financial information of the business to be spun off at the time of the Listing, and where more than one business is to be spun off, the assessment will be made on a cumulative basis.

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

Based on our income and assets, and the value of our ADSs, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2022 and we do not expect to be a PFIC for the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.

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

A.    History and Development of the Company

We commenced our business in June 1999. In March 2000, we established an exempted company with limited liability under the Companies Act in the Cayman Islands, Ctrip.com International, Ltd., as our new holding company. In October 2019, we changed our company name to “Trip.com Group Limited.” Since our inception, we have conducted the majority of our operations in China. We have also expanded our operations overseas since 2009. As of December 31, 2022, we mainly operated our business through the following significant subsidiaries:

•	C-Travel International Limited;

•	Ctrip.com (Hong Kong) Limited;

•	Trip.com Travel Singapore Pte. Ltd.;

•	Qunar Cayman Islands Limited;

•	Ctrip Computer Technology (Shanghai) Co., Ltd., or Ctrip Computer Technology;

•	Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information;

•	Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network;

•	Beijing Qunar Software Technology Co., or Qunar Software;

•	Wancheng (Shanghai) Travel Service Co., Ltd., or Wancheng;

•	Shanghai Hecheng International Travel Agency Co., Ltd., or Hecheng;

•	Skyscanner Holdings Limited, or Skyscanner;

•	Shanghai Ctrip International Travel Agency Co., Ltd. (formerly known as Shanghai Ctrip Charming International Travel Agency Co., Ltd.), or Shanghai Ctrip;

•	Chengdu Ctrip International Travel Agency Co., Ltd., or Chengdu Ctrip International; and

•	Chengdu Ctrip Information Technology Co., Ltd., or Chengdu Information.

We also conduct part of our business in China primarily through the following significant VIEs and certain of their subsidiaries:

•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce (VIE), which holds a value-added telecommunications business license and mainly provides online advertising services;

•	Chengdu Ctrip Travel Agency Co., Ltd., or Chengdu Ctrip (VIE), which holds a domestic travel agency operation license and mainly provides air-ticketing services;

•

Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (formerly known as Shanghai Huacheng Southwest Travel Agency Co., Ltd.), or Shanghai Huacheng (VIE), which holds a travel agency operation license and mainly provides domestic, inbound, and outbound tour services, and air-ticketing services; and

•

Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing (VIE), which holds the licenses, approvals and key assets such as mobile application and website that are essential to the business operations of Qunar.

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

In July 2019, we entered into a facility agreement as a borrower with certain financial institutions for up to US$2.0 billion equivalent transferable term loan facility with a greenshoe option of up to US$500 million. The facilities have a 3-year tenor. The proceeds borrowed under such facilities may be used for our general working capital requirements, including repayment of any existing financial indebtedness. In March 2022, we fully repaid the loans under this facility agreement.

In September 2019, we completed put right offer relating to the US$975 million in aggregate principal amount of 1.25% convertible senior notes due 2022 (taking into account of the fully exercised over-allotment option), or the 2022 Notes. US$924 million aggregate principal amount of the 2022 Notes were validly surrendered and not withdrawn prior to the expiration of the put right offer. The aggregate purchase price of these 2022 Notes was US$924 million. In September 2022, we redeemed the remaining US$51 million principal amount of the 2022 Notes.

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

In July 2020, we completed our put right offer relating to the US$400 million in aggregate principal amount of 1.99% convertible senior notes due 2025, or the 2025 Notes, at an aggregate purchase price of US$395 million.

In July 2020, our US$700 million in aggregate principal amount of 1.00% convertible senior notes due 2020, or the 2020 Notes, were redeemed in cash. The aggregate purchase price of the 2020 Notes was US$700 million.

In July 2020, we issued US$500 million in aggregate principal amount of 1.50% exchangeable senior notes due 2027, or the 2020 Exchangeable Notes. The 2020 Exchangeable Notes are exchangeable, at the option of the holders and subject to certain conditions, into cash, ADSs of H World Group Limited (Nasdaq: HTHT; SEHK: 1179) (formerly known as Huazhu Group Limited), or H World, or a combination thereof, at our election subject to certain conditions. The initial exchange rate of the 2020 Exchangeable Notes is 24.7795 H World ADSs per US$1,000 principal amount of the notes. The 2020 Exchangeable Notes bear interest at a rate of 1.50% per year, payable semiannually beginning on January 1, 2021. Holders of the 2020 Exchangeable Notes may require us to repurchase all or part of their 2020 Exchangeable Notes for cash on each of July 1, 2023 and July 1, 2025 at a repurchase price equal to 100% of the principal amount of the 2020 Exchangeable Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date, in accordance with the terms and conditions set forth in the indenture, as amended and supplemented, for the 2020 Exchangeable Notes. In addition, we may redeem the 2020 Exchangeable Notes subject to certain conditions.

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

In December 2022, we entered into a facility agreement as a borrower with certain financial institutions for a US$1,488 million and HK$80 million dual tranche term loan facility (equivalent to US$1.5 billion in aggregate). The facility has a 3-year tenor. The proceeds borrowed under this facility will first be used for refinancing our certain existing transferrable term and revolving loan facilities, and the remaining portion may then be used for general corporate purposes.

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

Our Platform

Our one-stop travel platform connects our users and our ecosystem partners. Leveraging our AI capabilities and travel insights accumulated over the past over 22 years, we have evolved from an emerging online travel transaction platform to a one-stop travel platform integrating a comprehensive suite of travel products and services and differentiated travel content. Our platform aggregates our product and service offerings, reviews and other content shared by our users based on their real travel experiences, and original content from our ecosystem partners to enable leisure and business travelers to have easy access to enjoyable travel experiences and make informed and cost-effective bookings.

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

Online Channels Our online channels consist of our mobile applications, other mobile access channels, and websites. Our online reservation and fulfillment infrastructure enables our users to explore, search, reserve, and purchase travel products and other value-added services through our online channels in China, and have continued to expand globally. For the year ended December 31, 2022, over 90% of our total transaction orders were executed through our mobile channels. We maintain our main sites of Ctrip and Qunar through our subsidiaries, Ctrip Commerce (VIE), and Qunar Beijing (VIE) in China, and over time, we have established localized sites for users outside China. As of December 31, 2022, our products and services through Trip.com were available in 25 languages and 30 local currencies and local sites, and our products and services through Skyscanner were available in 35 languages and over 50 countries and regions globally.

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

Offline Channels In addition to our seven customer service centers located in China and abroad, we have offline stores with our business partners to serve our users who prefer an in-person experience. In our offline stores, we provide users with one-stop services, such as travel consultation services and other local support and assistance. In 2022, we streamlined and optimized our offline stores to strengthen our competitive advantage of online channels. As of December 31, 2022, we had approximately 4,000 offline stores across approximately 300 cities in China.

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

Our ecosystem partner base includes hotels and other accommodation providers, airlines and other air ticket partners, train ticket partners, car rental companies, bus operators, ferry carriers, other travel agencies from whom we source travel products and services, and value-added service partners. We also opened up our platform to international partners, search engines, e-commerce platforms, and other channels to expand their business opportunities and increase the offerings available to our users. As of December 31, 2022, our open platform provided over 1.1 million global accommodation listings, offered flights from over 510 airlines, and had a network of over 70,000 other ecosystem partners.

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

Some of our business in China, mainly consisting of certain portion of internet content provision, advertising business, travel agency, and air-ticketing services, are conducted through Ctrip Commerce (VIE), Chengdu Ctrip (VIE), Shanghai Huacheng (VIE), Qunar Beijing (VIE), and their subsidiaries.

Accommodation Reservation

Users can search, compare, and book accommodations on our platforms based on their destination and detailed stay preferences, and may further filter and sort search results by price range, star category, location, brand, and amenities. We also augment our accommodation reservation offerings with traveler ratings, reviews, recommendations, and tour guides.

We act as an agent in substantially all of our hotel-related transactions. We generate substantially all of our accommodation reservation revenue through commissions from our hotel reservation partners through our platform. We recognize revenues when the reservation becomes non-cancelable, which is the point considered when we complete our performance obligation in accommodation reservation services. Contracts with certain hotel reservation partners contain incentive commissions that are typically subject to specific performance targets. We generally receive incentive commissions from hotels through monthly arrangements based on performance targets of accommodation reservations where our users have completed their stay.

We contract with hotel partners for rooms under two agency models, the “guaranteed allotment” model and the “on-request” model. Under the “guaranteed allotment” model, a hotel guarantees us a specified number of available rooms every day, allowing us to provide instant confirmations on such rooms to our users before notifying the hotel.

Transportation Ticketing

Users can search and book transportation tickets via our online platform and customer service centers. Our search functions allow users to narrow search results by specifying preferences, such as time and mode of transportation, and we leverage our data analytics capability to help them book tickets that best suit their travel needs. As of December 31, 2022, our transportation ticketing network covered over 220 countries and regions.

Air Tickets

We sell air tickets as an agent for substantially all domestic PRC airlines and major international airlines operating flights. As of December 31, 2022, we offered flights from over 510 global airlines, covering over 3,400 airports in over 220 countries and regions. Our air ticket booking engines source real-time availability and pricing information from “direct connects” to airlines’ booking systems and the global distribution system (GDS), a computerized network system that has real-time link to our ecosystem partners’ inventory.

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

In-destination Activities

Destinations are often defined by the activities available upon arrival. Over the years, users are seeking more novel experiences and are eager to do more memorable activities in the destinations. Driven by the rise of experiential travel, we offer a variety of in-destination products and services, such as in-destination dining and shopping, day tours of popular tourist destinations, attraction and show tickets, customized tour guide services, and virtual tour assistant. Users not only have plenty of options for what and when to book in-destination activities, but also can book at the last minute in a quick and straightforward manner on our platform. As of December 31, 2022, we offered approximately 300,000 in-destination activities around the world. As more and more countries and regions are reopening the borders and lifting quarantine measures, we are enriching our offerings of in-destination products and services to meet the needs of the market and expand our business.

Corporate Travel Management

In addition to serving individual users, we also serve corporate clients with similar products and services to help them plan business travel in a cost-efficient way. Currently, we are serving approximately 730,000 small and medium-sized enterprises as well as over 14,000 large enterprises, including over 300 Fortune 500 companies and approximately 200 of the Top 500 Chinese Enterprises.

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

User Support

We provide user support online and offline through multiple channels such as calls, instant messaging, email, and social networks, in multiple media formats such as voice, text, image, and video, 24 hours a day, seven days a week. As of December 31, 2022, we had seven customer service centers located in China and abroad, such as Shanghai, Nantong, Guangzhou, Manila, Tokyo, Seoul, and Edinburgh. These customer service centers are staffed with in-house travel specialists who have participated in a formal training program before commencing work. We also provide comprehensive aftersales services including aftersales support, pre-travel warnings, major incident compensation, a special situation refund policy, and emergency support, among others.

In 2016, we launched the first travel safety center in China. The service center established seven mechanisms to provide travelers with more protection, including the application of the global supplier travel safety standards, travel warning centers, a global travel destination emergency assistance mechanism, major disaster protection funds, a special reason cancelation policy, global travel insurance and rescue services, and a tour guide responsibility mechanism. We provide our users with travel insurance service including insurance consultation and claim settlements, from delayed and cancelled trips to accidental injury treatment, through one of the VIEs with insurance license.

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

For our users, our technologies enable personalized recommendations, a streamlined user experience, enhanced user engagement, and the sharing and viewing of user-generated content. We use both public and private cloud technologies to optimize operational efficiency. Some of the core technologies underlying our user support include (i) CtripIM, a self-developed instant messenger system which offers a streamlined problem-solving process, (ii) Softswitch, which enables us to securely encrypt users’ displayed phone numbers to prevent leakage of sensitive user information, and (iii) SoftPBX, a telephone system software that distributes calls through the intranet to different operators after the user’s phone call is connected. These technologies enable us to handle user requests more efficiently, support our users in times of traffic spikes, enhance system stability, and ensure consistent availability to our users.

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

We conduct our brand campaigns through advertising on video streaming platforms, targeted LCD displays in public spaces, and billboards at airports, railway stations, and bus stations. We also work with celebrities in our marketing campaigns and embed our brand and travel products into live TV shows, movies, and other entertainment marketing channels. We also opened approximately 4,000 offline stores as of December 31, 2022 to supplement our online marketing to acquire more consumers in the lower-tier cities in China and those who prefer an in-person experience. With these diverse channels, we believe that we have effective strategies to enhance brand awareness and user engagement and attract a new generation of users, and we have a unique advantage in our ability to develop truly multi-channel marketing solutions for global destinations.

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

From an internal policy perspective, we limit access to our servers that store our user and internal data on a “need-to-know” basis. Our internal control protocols cover the full lifecycle of data processing including collection, transmission, storage analytics, destruction, and disposition. We collect personal information with adherence to the principle of minimum necessity and obtain informed authorization from the users. We adopt a data encryption system to ensure data storage and transmission security. We establish an authorization mechanism to prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner and timely remove unnecessary data privileges of the personnel who no longer needs access to our data. We establish supplier data security programs to evaluate and promote the data protection capabilities of suppliers who process our data. We also deploy a variety of detection mechanisms, including machine learning technology and other automated tools that help us independently identify certain misleading information on our platform to remove, suppress, or forward the content for human review. As we continue to develop these tools, content is reviewed by our trained specialists to comply with applicable laws and regulations. Furthermore, we implement comprehensive data masking of user data for the purpose of fending off potential hacking or security attacks.

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

As of December 31, 2022, we had over 1,500 patents registered with the PRC Intellectual Property Administration, including over 500 invention patents, and over 900 pending patent applications in China.

As of the December 31, 2022, we owned over 1,400 registered trademarks and approximately 100 pending trademark applications, in various categories with the Trademark Office of the PRC Intellectual Property Administration. In addition, we had over 110 registered trademarks in various overseas countries and international jurisdictions. We have registered our major trademarks “Ctrip” and “携程” (simplified Chinese characters for Ctrip), “携程Ctrip” (a combination of the Chinese and English characters for Ctrip), “Trip.com,” and “Trip.com Group” in various countries and regions.

As of December 31, 2022, we held over 1,000 computer software copyrights and over 200 other copyrights registered with the PRC Copyright Administration.

As of December 31, 2022, we had over 300 registered domain names in China, including ctrip.com, and approximately 30 registered domain names outside China, including trip.com, all of which have been registered with www.markmonitor.com, and we have full legal rights over these domain names. As of the date of this annual report, all of our registered domain names were in effect.

Competition

For the years ended December 31, 2020, 2021, and 2022, we derived most of our revenues from the Greater China, based on the geographic location of our websites. See Note 22 to our audited consolidated financial statements included elsewhere in this annual report for further information. Greater China’s travel industry is highly competitive. We compete primarily with other travel agencies, including domestic and foreign consolidators of hotel accommodation and airline tickets as well as traditional travel agencies. As Greater China’s travel market continues to evolve, we may be faced with increased competition from new domestic travel agencies, including the ones operated by other major internet companies, or international players that seek to expand into Greater China. We may also face increasing competition from hotels and airlines as they increase their direct selling efforts or engage in alliances with other travel service providers, as well as content platforms and social networks entering into the travel industry.

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

Strategic Investments and Acquisitions

To further strengthen our competitive position in China and to become a major travel service provider in the Greater China market as well as in global markets, we constantly evaluate opportunities for strategic investments in, and acquisitions of, complementary businesses, assets and technologies and have made such investments and acquisitions from time to time. We have made the following material strategic investments and acquisitions in recent years.

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

We do not operate any manufacturing or warehousing facilities. Therefore, we are not subject to significant health, work safety, social, or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. For the year ended December 31, 2022 and up to the date of this annual report, we had not been subject to any material fines or other penalties due to non-compliance with health, work safety, social, or environmental regulations.

PRC Government Regulations

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the travel agency and value-added telecommunications businesses in China. As a result, we conduct these businesses in China through contractual arrangements with the VIEs as well as certain independent travel agencies. Some of our employees, all of whom are PRC citizens, directly or indirectly own all or most of the equity interests in the VIEs as of the date of this annual report.

According to our PRC legal counsel, Commerce & Finance Law Offices, the ownership structures, as described in this annual report, comply with all existing PRC laws, rules, and regulations.

Regulations Related to Foreign Investment in the PRC

Foreign Investment Industrial Policy

Investments activities in China by foreign investors are principally governed by the Catalog for the Encouragement of Foreign Investment Industries (2022 Edition), or the Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the Negative List, which were both promulgated by the MOFCOM and the NDRC and each came into effect on January 1, 2023, and January 1, 2022. The Catalog and the Negative List set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in the Catalog and the Negative List are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

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

In December 2020, the NDRC and the MOFCOM further promulgated the Foreign Investment Security Review Measures, which came into effect on January 18, 2021. These measures require direct or indirect investment by foreign investors of PRC companies engaged in military-related or certain other industries be subject to security review before consummation of any such investment. “Certain other industries” refer to, among others, important transportation services, important culture products and services, important information technology and internet products and services, and important finance services that are crucial to national security.

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

The Administrative Measures on Internet Information Services, which was promulgated by the State Council on September 25, 2000, and amended on January 8, 2011, set out guidelines on the provision of internet information services. According to the Administrative Measures on Internet Information Services, the internet information services is classified into commercial internet information services and non-commercial internet information services; an operator of commercial internet information services must obtain a value-added telecommunications operating license for the provision of internet information services from the appropriate telecommunications authorities. The Administrative Measures for Telecommunications Operating Licenses, which was promulgated by the MIIT on July 3, 2017, and came into effect on September 1, 2017, further regulates the telecommunications operating licenses.

Restrictions Related to Travel Agency

On April 25, 2013, the SCNPC issued the PRC Tourism Law, which came into effect on October 1, 2013 and was amended in 2016 and 2018. The PRC Tourism Law aims to protect tourists’ and tour operators’ legal rights, regulate travel market and promote the development of travel industry, and sets forth specific requirements for the operation of travel agencies. Travel agencies are prohibited from (i) leasing, lending or illegally transferring travel agency operation licenses or otherwise disseminating untrue or inaccurate information when soliciting customers and organizing tours, (ii) conducting any false publicity to mislead customers, (iii) arranging visits to or participation in any project or activity in violation of PRC laws and regulations or social morality, (iv) organizing tours at unreasonably low price to induce or cheat tourists, or obtaining unlawful profits such as kickbacks, and (v) changing or ceasing scheduled itineraries without reasons and forcing the tourists to participate in other activities against the will of tourists. In addition, travel agencies must enter into contracts with customers for travel services; and before a tour starts, a customer may assign his personal rights and obligations in a packaged-tour contract to any third person, whom the travel agency cannot refuse without cause, as long as any fee increase will be borne by the customer and the relevant third person. Accordingly, travel agencies may be subject to civil liabilities for failing to fulfill the obligations discussed above, which include rectification, confiscation of any illegal income, imposition of a fine, an order to cease business operation, or revocation of its travel agency permit.

The travel industry is subject to the supervision of the PRC Ministry of Culture and Tourism and local tourism administrations. The principal regulations governing travel agencies in China include the Travel Agency Regulations, issued by the State Council in February 2009, which came into effect on May 1, 2009 and most recently amended on November 29, 2020, and the Implementing Rules of Travel Agency Regulations promulgated by the PRC National Tourism Administration in April 2009, which came into effect as of May 3, 2009 and most recently amended on December 12, 2016. Under these regulations, a travel agency must obtain a license from the National Tourism Administration or the provincial-level tourism administration it authorizes to conduct outbound travel business, and a license from the provincial-level tourism administration or the municipal tourism administration it authorizes to conduct domestic and inbound travel agency business.

The Travel Agency Regulations permit foreign investors to establish foreign invested travel agencies. Foreign-owned travel agencies are allowed to open branches nationwide, but are restricted from engaging in outbound tourism business in China, unless otherwise determined by the State Council, or provided under a bilateral free trade agreement between the country and China, or the closer economic partnership agreements between China, Hong Kong and Macao. In December 2009, the State Council promulgated the Opinion on Accelerating Development of Travel Industry, which gradually allows foreign invested travel agencies to operate business of arranging PRC residents traveling to overseas destinations on a trial basis. On August 29, 2010, the NTA and MOFCOM further promulgated the Interim Measures for Supervising Pilot Operation of Overseas Travel Business by Sino-Foreign Joint Venture Travel Agencies, according to which the National Tourism Administration may choose and approve certain qualified Sino-foreign joint venture travel agencies to operate business of arranging PRC residents traveling to overseas destinations, Hong Kong and Macao (excluding Taiwan), on a trial basis. Based on the Plan to Strengthen the Reform and Open-up Policy in China (Shanghai) Pilot Free Trade Zone promulgated by the State Council in March 2017, China (Shanghai) Pilot Free Trade Zone has implemented a pilot project that allows the wholly foreign-owned travel agencies registered in China (Shanghai) Pilot Free Trade Zone that satisfied with required conditions to operate outbound tourism business. In January 2019, the PRC State Council promulgated the Approval to the Work Plan on Fully Promoting the Comprehensive Pilot Program for Expanding the Opening-Up of the Service Industry of Beijing Municipality, which allows wholly foreign-owned travel agencies to provide outbound travel services (except for Taiwan) for PRC citizens on a trial basis.

On August 20, 2020, the Ministry of Culture and Tourism promulgated a Tentative Administrative Measure on Online Travel Operation, which intends to standardize the online travel operation business. The online travel operation services mean provision of travel services to the travelers via the information network such as Internet and such services include package tour, transportation, accommodation, dining, sightseeing, entertainment and so on. The operator of online travel business shall provide real and accurate travel services information without false promotion and advertisement. The operator of online travel platform shall verify the identification, license, quality standard and credit rating of all travel business operator registered on the platform. The online travel business operator shall protect the personal data privacy of travelers and shall not set unfair trading conditions based on consumption record and preference by abusing data analyzing technology. The platform operator shall examine the license and qualification of travel business operator inside the platform and alert the travelers for safety warning, and shall take the liability if it fails to perform relevant obligations requested by such administrative measures.

Regulations Related to Air-ticketing

The air-ticketing business is subject to the supervision of the China Air Transportation Association and its branches. In April 2015, the China Air Transport Association issued the Air Transportation Sales Agent Qualification Accreditation Measures pursuant to which an air-ticketing agency must obtain a permit from air transportation sales agency branch, an affiliate of the China Air Transport Association in which the agency proposes to conduct the air-ticketing business. There are two types of air-ticketing permits in China, permits for selling tickets for international flights and flights to Hong Kong, Macao and Taiwan, and permits for selling tickets for domestic flights in China.

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

In March 2021, the Ministry of Transport of the People’s Republic of China promulgated the Administrative Provisions on Public Air Transport Passenger Services, which came into effect on September 1, 2021, stipulate certain obligation of aviation sales online platform operators and agents.

Regulations Related to E-commerce

The Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures promulgated by the SAMR in March 2021, which came into effect in May 2021 and replaced the Administrative Measures for Online Trading promulgated by the SAIC in January 2014, stipulate the obligations of online trading operators. Social networking, live streaming or other network services providers who provide online trading platform services for operators shall perform relevant obligations in accordance with the laws and regulations. On December 24, 2014, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms.

On August 31, 2018, the SCNPC promulgated the E-Commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the E-commerce Law, e-commerce operators who provide search results based on consumers’ characteristics, such as hobbies and consumption habits, shall also provide consumers with options that are not targeted at their personal characteristics at the same time, respect and fairly protect the legitimate interests of the consumers. In addition, e-commerce platform operators are not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on their platforms by merchants, or charge merchants operating on its platform any unreasonable fees.

An e-commerce operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the Telecommunications Regulations and the Catalog of Telecommunications Services.

Regulations Related to Consumer Protection

The Consumer Protection Law, which was promulgated by the SCNPC on October 31, 1993, and last amended on October 25, 2013, effective as of March 15, 2014, sets out the obligations of business operators and the rights and interests of consumers. Business operators must guarantee the quality, function, usage and term of validity of the goods or services they sell or provide, if these goods and services are consumed under normal standards. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online platforms may claim damages from the sellers or service providers. Online platform operators may be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online platforms if the platform operators fail to provide consumers with authentic contact information of the sellers or service providers.

Regulations Related to Internet Information Security and Privacy Protection

Internet content in China is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the SCNPC on December 28, 2000, and amended with immediate effect on August 27, 2009, makes it unlawful to conduct certain activities, including but not limited to: gain improper entry into a computer information system of national affairs, national defense or cutting-edge science and technology. The Administrative Measures for the Security Protection of International Connections to Computer Information Network, issued by the Ministry of Public Security, or the MPS, on December 30, 1997, and amended on January 8, 2011, prohibits the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. The Several Provisions on Regulating the Market Order of Internet Information Services were promulgated by the MIIT on December 29, 2011, and came into effect on March 15, 2012. On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information.

On July 1, 2015, the SCNPC issued the National Security Law, which came into effect on the same day.

On June 28, 2016, the Cyberspace Administration of China, or the CAC, promulgated the Administrative Provisions on Mobile Internet Applications Information Services, which was amended in June 2022 and came into effect on August 1, 2022, providing that mobile Internet application providers are prohibited from engaging in any activity that may endanger national security, disturb social order or infringe the legal rights of third parties, and may not produce, copy, release or disseminate through mobile internet applications any content prohibited by laws and regulations. The Administrative Provisions on Internet Follow-up Comment Services came into effect on December 15, 2022. According to these provisions, the providers of mobile Internet applications or internet follow-up comment services shall verify the identity information of registered users, and shall not provide relevant services to users who have not verified their identity information or falsely use the identity information of any organization or other individuals. Security assessments shall be conducted in accordance with the relevant regulations when the internet follow-up comment services providers with public opinion attributes or social mobilization capabilities launch new technologies, applications or functions, or when the mobile Internet application providers launch new technologies, applications or functions with public opinion attributes or social mobilization capabilities.

On November 7, 2016, the SCNPC issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law provides that network operators must set up a classified protection system for cyber security. The Cyber Security Law imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

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

The PRC Data Security Law came into effect in September 2021, established a tiered system for data protection in terms of their importance. Data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. In addition, such operator is required to evaluate the risks of its data activities periodically and file assessment reports with relevant regulatory authorities.

On August 29, 2015, the SCNPC issued the Ninth Amendment to the Criminal Law, effective on November 1, 2015. Any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order shall be subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or provides personal information in a manner which violates relevant regulations, or (ii) steals or otherwise illegally obtains any personal information is subject to criminal penalty in severe circumstances.

Since September 2021, the CAC and other relevant government authorities promulgated a series of laws and regulations relating to information protection and data security, including but not limited to, the Guidance on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, and the Administrative Measures on Network Data Security (Draft for Comment). Among these regulations, the Administrative Measures on Network Data Security (Draft for Comment) published by the CAC in November 2021 stipulates that data processing entities should apply for cybersecurity review in the event that, among others, its listing in Hong Kong has or could have influence on national security. As of the date of this annual report, the regulatory parameters for determining “have or could have influence on national security” as stipulated in the Administrative Measures on Network Data Security (Draft for Comment) remain unclear and are subject to further explanation and elaboration by the CAC. Substantial uncertainties remain with respect to the enactment timetable, final content, interpretation, and implementation, especially the detailed interpretation of the standard for determining whether a listing in Hong Kong “has or could have influence on national security.” As of the date of this annual report, the Administrative Measures on Network Data Security (Draft for Comment) has not become effective yet, and no application channel or detailed procedures are in place for the implementation of the cybersecurity review as stipulated therein.

The Personal Information Protection Law came into effect in November 2021, which integrates a variety of rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China and certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. Furthermore, in December 2021, the CAC and several other authorities jointly promulgated the amended Cybersecurity Review Measures, which came into effect in February 2022. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, must be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review requirement to cover “internet platform operators” in possession of personal information of over one million users if such operators intend to pursue a foreign list. Additionally, relevant PRC governmental authorities may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security. According to the Regulations on the Security Protection of Critical Information Infrastructure which came into effect in September 2021, the CIIO shall perform certain obligations to protect the critical information infrastructure’s security, including but not limited to, conducting network security test and risk assessment at least once a year. The security protection departments are responsible for organizing the identification of critical information infrastructure in their respective industries and areas in accordance with the identification rules, and shall inform the identification results to the operators in a timely manner and report such results to the public security department of the State Council.

In July 2022, the CAC promulgated the Security Assessment Measures for Data Outbound Transfer, which came into effect on September 1, 2022. These measures outline the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of China. Furthermore, these measures provide that the security assessment must combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. Specifically, security assessment is required before any data can be transferred out of China if: (i) the data transferred out of China is important data; (ii) the data processor is a critical information infrastructure operator or data processor that processes personal information of more than one million individuals; (iii) data processor who transfer personal information out of China has made outbound transfer of aggregately more than 100,000 individuals’ personal information or more than 10,000 individuals’ sensitive personal information since January 1 of the previous year; or (iv) otherwise required by the CAC.

In September 2022, the CAC promulgated the Decision to Amend the Cybersecurity Law of the People’s Republic of China (Draft for Comments), which mainly involves amendments in the following aspects: (i) improving the legal liability mechanism for violating the general provisions of network operation security, (ii) modifying the legal liability mechanism for security protection of critical information infrastructure, (iii) adjusting the legal liability mechanism for network information security, and (iv) revising the legal liability mechanism for personal information protection. In December 2022, the MIIT promulgated the Administrative Measures on Data Security in the Field of Industry and Information Technology (Trial), according to which the data processors in the field of industry and information technology have to sort out their data regularly, identify important data and core data in accordance with relevant standards and specifications, formulate their specific catalogs, and must file their important data and core data catalogs with the local industry supervision departments for records.

The PRC government authorities have wide discretion in the interpretation and enforcement of these laws. As a major internet platform, we are exposed to risks of being deemed to be a CIIO or a network platform operator meeting the above criteria under the PRC cybersecurity laws.

Regulations Related to Advertising Business

The Advertisement Law of China, which was promulgated by the SCNPC on October 27, 1994, and last amended on April 29, 2021, requires advertisers to ensure that the content of the advertisements are true. The content of advertisements shall not contain prohibited information, including but not limited to: (i) information that harms the dignity or interests of the State or divulges the secrets of the State, (ii) information that contains wordings such as “national level,” “highest level” and “best” and (iii) information that contains ethnic, racial, religious or sexual discrimination. Advertisements posted or published through the internet shall not affect normal usage of network by users. Advertisements published in the form of pop-up window on the internet shall display the close button clearly to make sure that the viewers can close the advertisement by one click.

The Internet Advertisement Interim Measures, which were promulgated by the SAIC on July 4, 2016, and came into effect on September 1, 2016, regulate any advertisement published on the Internet, including but not limited to, those on websites, webpage and apps, those in the forms of word, picture, audio, video and others. According to the Internet Advertisement Measures, Internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even if the Internet information service provider merely provides information services and has not involved in the internet advertisement businesses. In November 2021, the SAMR released a draft of Measures for Administration of Internet Advertising, or the Draft Internet Advertising Measures, which stipulate the obligations of the advertisers, the internet advertising operators and the internet information service providers. According to the Draft Internet Advertising Measures, if the content of internet live streaming constitutes a commercial advertisement, relevant live streaming operators and marketers shall take the responsibilities of and perform obligations in accordance with the laws and regulations. As of the date of this annual report, the Draft Internet Advertising Measures has yet to come into effect.

Regulations Related to Insurance Business

In June 2007, the China Insurance Regulatory Commission, which has been merged into the China Banking and Insurance Regulatory Commission, or the CBIRC, promulgated the Administrative Measures for Insurance Licenses, which was amended in February 2020. In April 2021, the CBIRC promulgated the Administrative Measures for Licenses of Banking and Insurance Institutions, which came into effect on July 1, 2021 and replaced the Administrative Measures for Insurance Licenses. According to these measures, insurance agencies must obtain an insurance intermediary license.

In November 2020, the CBIRC promulgated the Provisions on the Supervision and Administration of Insurance Agencies, which came into effect on January 1, 2021 and replaced the Provisions for the Supervision and Administration of Professional Insurance Agencies issued in September 2009, pursuant to which an “insurance agency” refers to an agent that is instructed by and receives commissions from insurance companies to handle insurance services to the extent authorized by the insurance companies, including professional insurance agencies, sideline insurance agencies, and individual insurance agents. Professional insurance agencies and the sideline insurance agencies who are legal persons must obtain license relating to insurance agency operations from the CBIRC.

In December 2020, the CBIRC issued the Measures on the Supervision and Administration of Internet Insurance Business, which came into effect on February 1, 2021 and replaced the Interim Measures on the Supervision and Administration of Internet Insurance Business issued in July 2015, pursuant to which internet insurance businesses shall be carried out by insurance institutions legally established, including insurance companies and insurance intermediaries, and the insurance institutions are required to run a self-operated online platform that satisfy certain conditions.

Regulations Related to Intellectual Property Rights

Trademark

Trademarks are protected by the Trademark Law of China which was promulgated by the SCNPC on August 23, 1982, last amended on April 23, 2019, and came into effect on November 1, 2019, as well as the Implementation Regulation of the PRC Trademark Law, adopted by the State Council on August 3, 2002, and revised on April 29, 2014. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective marks and certification marks. The Trademark Office of China National Intellectual Property Administration handles trademark registrations and grants a term of 10 years to registered trademarks commencing from the date of registration and the registered trademarks can be renewable every 10 years where a registered trademark needs to be used after the expiration of its validity term.

Patent

According to the Patent Law of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984, last amended on October 17, 2020 and will be effective on June 1, 2021, and the Implementing Rules of the Patent Law of China, promulgated by the State Council on June 15, 2001, last amended on January 9, 2010, and effective from February 1, 2010, there are three types of patents in the PRC: invention patents, utility model patents and design patents. Under the currently effective Patent Law, the protection period of a patent right for invention patents shall be 20 years and the protection period of a patent right for utility model patents and design patents shall be 10 years, both commencing from the filing date. According to the Patent Law, any entity or individual that seeks to exploit a patent owned by another party shall enter into a patent license contract with the patent owner concerned and pay patent royalties to the patent owner. Pursuant to the Measures for the Filling of Patent Licensing Contracts, promulgated by the State Intellectual Property Office on June 27, 2011, and effective as of August 1, 2011, the State Intellectual Property Office shall be responsible for filing of patent licensing contracts nationwide and the parties concerned shall complete filing formalities within three months from the effective date of a patent licensing contract.

Copyright

The Copyright Law of China, or the Copyright Law, which was promulgated by the SCNPC on September 7, 1990, last amended on November 11, 2020, and will take effect on June 1, 2021. Under the currently effective Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the Copyright Law aims to encourage the creation and dissemination of works which is beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of socialist cultural and scientific undertakings.

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

Domain Names

The Administrative Measures on Internet Domain Names, which was promulgated by the MIIT on August 24, 2017, and came into effect on November 1, 2017, regulates the “.CN” and the “zhongguo (in Chinese character) ” shall be China’s national top level domains. Any party that engages in internet information services shall use its domain name in compliance with laws and regulations and in line with relevant provisions of the telecommunications authority, and shall not use its domain name to commit any illegal act.

Regulations Related to Anti-monopoly and Anti-unfair Competition

According to the Anti-Unfair Competition Law of China, or the Anti-Unfair Competition Law, which was adopted by the SCNPC on September 2, 1993, came into effect as of December 1, 1993, and last amended on April 23, 2019, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law in the production and operating activities. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

In February 2021, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines, was promulgated by the Anti-Monopoly Commission of the State Council. The Anti-Monopoly Guidelines outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position. Besides, the Anti-Monopoly Guidelines expressly states that concentration involving variable interest entities will also be subject to antitrust filing requirements.

On August 17, 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Draft for Comments), which detailed the implementation of the PRC Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. As of the date of this annual report, the draft has not been formally adopted.

On June 24, 2022, the SCNPC adopted an amendment to the PRC Anti-Monopoly Law, which introduced a “safe harbor” for vertical monopoly agreements entered into by operators whose market share falls below a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of PRC Anti-Monopoly Law, among others. This amendment emphasized the enforcement of PRC Anti-Monopoly Law in the internet and other key industries.

Regulations Related to Labor and Social Security

According to the Labor Law of China, which was promulgated by the SCNPC on July 5, 1994, came into effect on January 1, 1995, and was last amended on December 29, 2018, the Labor Contract Law of China, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012, and came into effect on July 1, 2013, and the Implementation Regulations on Labor Contract Law of China, which was promulgated and came into effect on September 18, 2008, by the State Council, labor contracts in written form shall be executed to establish labor relationships between employers and employees. In addition, wages cannot be lower than local minimum wage. The employers must establish a system for labor safety and sanitation, strictly abide by State rules and standards, provide education regarding labor safety and sanitation to its employees, provide employees with labor safety and sanitation conditions and necessary protection materials in compliance with State rules and carry out regular health examinations for employees engaged in work involving occupational hazards.

According to the Social Insurance Law of China, which was promulgated by the SCNPC on October 28, 2010, came into effect on July 1, 2011, and was amended on December 29, 2018, the Provisional Regulations on the Collection and Payment of Social Insurance Premium, which was promulgated by the State Council on January 22, 1999, and amended on March 24, 2019, and the Regulations on the Administration of Housing Fund, which was promulgated by the State Council on April 3, 1999, came into effective on the same date and was last amended on March 24, 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and housing funds. Any employer who fails to contribute may be fined and ordered to make up for the deficit within a stipulated time limit.

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

The State Council approved, and the STA and the MOF officially launched a pilot value-added tax reform program starting from January 1, 2012, or the VAT Pilot Program, applicable to businesses in selected industries. Businesses in the VAT Pilot Program would pay value-added tax instead of business tax. The VAT Pilot Program was initiated in Shanghai, then further applied to 10 additional regions such as Beijing and Guangdong province. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of China on Business Tax and Amending the Provisional Regulations of China on Value-added Tax, according to which, all enterprises and individuals engaged in the sale of goods, the provision of processing, repairing and replacement labor services, sales of services, intangible assets, real property and the importation of goods within the territory of China are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. According to the Notice of the MOF and the STA on Adjusting Value added Tax Rates, issued on April 4, 2018, and came into effect on May 1, 2018, the value-add tax rates of 17% and 11% applicable to the taxpayers who have value-added tax taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Notice of the MOF, the STA and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform, issued on March 20, 2019, and came into effect on April 1, 2019, such value added tax rate was reduced to 13% and 9%, respectively. According to a series of announcements published by the MOF and the STA, the value-added tax rate applicable to the small-scale taxpayers is reduced to 1% from March 1, 2020 to March 31, 2022, except for small-scale taxpayers in Hubei province that were exempted from paying value-added tax until March 31, 2021. Since April 1, 2022 to December 31, 2022, small-scale taxpayers are exempted from paying value-added tax. The MOF and the STA announced updates to these policies in January 2023. From January 1, 2023 to December 31, 2023, the value-added tax rate applicable to the small-scale taxpayers is reduced to 1%.

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

On October 23, 2019, the SAFE released the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment, according to which besides foreign-invested enterprises engaged in investment business, non-investment foreign-invested enterprises are also permitted to make domestic equity investments with their capital funds in foreign currency provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their income under capital accounts, such as capital funds, foreign debts and the proceeds from overseas listing, without submitting the evidentiary materials concerning authenticity of such capital for banks in advance; provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct post spot checking in accordance with the relevant requirements.

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

On December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which came into effect on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. At a press conference held on January 18, 2022, the NDRC clarified that the requirement as mentioned above would only apply to PRC domestic company’s direct overseas offerings.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, which will come into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering and listing by a PRC domestic company, either in director or indirect manner, has to be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis. Pursuant to the Overseas Offering and Listing Measures, an offering and listing will be considered as an indirect overseas offering and listing by a PRC domestic company if the issuer meets the following conditions: (i) the absolute value of the PRC domestic companies’ operating income, net income, total assets, or net assets exceeds 50% of the absolute value of such income or assets of the issuer’s audited consolidated financial statements; and (ii) the main nexus or main sites of the operating activities are carried out or located in China, or the senior management personnel responsible for business operations and management are mostly PRC citizens or habitually reside in China. According to the Overseas Offering and Listing Measures, the issuer or its affiliated PRC domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer must submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of such follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC domestic companies and the controlling shareholder, and other responsible persons. The relevant responsible persons may be prohibited from entering the securities market by the CSRC in cases of serious violations and may be held criminally liable. The Overseas Offering and Listing Measures also set forth certain regulatory red lines for overseas offerings and listings by PRC domestic enterprises.

As advised by Commerce & Finance Law Offices, our PRC legal counsel, due to the fact that our ADSs have been listed on the Nasdaq Global Select Market and our ordinary shares have been listed on the Hong Kong Stock Exchange, we will be deemed as an “Existing Issuer” pursuant to the Overseas Offering and Listing Measures and the implementation guidance and are not required to complete the filing procedures with the CSRC for our historical securities offering. Nevertheless, in the event that we conduct any securities offerings that will be captured by the Overseas Offering and Listing Measures after they come into effect, we will have to complete the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering.

C.    Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs as of December 31, 2022.

Notes:

(1)

The 57% owners of Qunar Cayman Islands Limited are several non-U.S. investment entities, namely M Strat Holdings, L.P., Momentum Strategic Holdings, L.P., Ocean Management Limited, and Earthly Paradise Investment Fund L.P., which are consolidated by us under U.S. GAAP. For further details about the indirect ownership of Qunar Cayman Islands Limited, see “Item 4. Information on the Company — A. History and Development of the Company.”

(2)	Indirectly owned through Ctrip Travel Holding (Hong Kong) Limited and Ctrip.com (Hong Kong) Limited, both of which are Hong Kong companies.

(3)	Indirectly owned through Ctrip Investment (Shanghai) Co., Ltd., a PRC company.

(4)	Indirectly owned through Queen’s Road Travel Information Limited, a Hong Kong company.

(5)	Min Fan and Qi Shi hold 99.5% and 0.5% of the equity interest in Chengdu Ctrip Travel Agency Co., Ltd., respectively.

(6)	Bo Sun and Maohua Sun hold 89.8% and 10.2% of the equity interest in Shanghai Ctrip Commerce Co., Ltd., respectively.

(7)	Hui Cao and Hui Wang hold 60% and 40% of the equity interest in Beijing Qu Na Information Technology Co., Ltd., respectively.

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and consulting and other fees paid to our subsidiaries by the VIEs. We conduct a majority of our business through our wholly-owned subsidiaries in China. Due to the current restrictions on foreign ownership of travel agency and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and the VIEs. Significant VIEs included Ctrip Commerce (VIE), Shanghai Huacheng (VIE), Chengdu Ctrip (VIE), and Qunar Beijing (VIE) as of December 31, 2022. The contractual arrangements that we entered into with the VIEs may be amended and/or restated from time to time. From 2015 to 2022, we further optimized the functions of various VIEs to avoid duplicative operations among these VIEs.

As of the date of this report, some of our employees are principal record owners of the VIEs. Each of them has signed an irrevocable power of attorney to appoint the primary beneficiary of the applicable VIE or its designated person, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of the VIEs. Each power of attorney will remain effective during the existence of the applicable VIE.

D.    Property, Plants and Equipment

Our principal place of business is located in Shanghai, China, where we own over 179,000 square meters of customer service center, principal sales, marketing and development facilities, and administrative offices. We also own and occupy another customer service center in Nantong, China with a total floor area of 80,000 square meters.

As of January 31, 2023, we leased offices and data centers with an aggregate gross floor area of over 90,000 square meters.

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

In 2022, we derived approximately 37%, 41%, 4%, 5%, and 13% of our total revenues from our accommodation reservation, transportation ticketing, packaged tour, corporate travel, and other products and services, respectively.

In 2022, we generated our revenues primarily from the Greater China, based on the geographic location of our websites. See Note 22 to our audited consolidated financial statements included elsewhere in this annual report for further information. Also as part of our international strategy, we consummated the acquisition transaction of the United Kingdom-based Skyscanner in December 2016 and maintained its independent management of operations as part of the Trip.com Group to complement our positioning at a global scale.

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

Our business and results of operations can be adversely affected by disruptions in the travel industry, such as (i) the outbreaks of pandemics such as COVID-19, epidemics, or fear of spread of contagious diseases, (ii) geopolitical uncertainty, political unrest, or civil strife, (iii) natural disasters or poor weather conditions, such as hurricanes, earthquakes, or tsunamis, and (iv) any travel restrictions or other security procedures implemented in connection with any major events in key markets. While we have demonstrated the resilience of our business model during the COVID-19 pandemic, our financial condition, results of operations, and cash flows for 2020, 2021, and 2022 were affected by the downturn in the travel industry and general economy associated with the COVID-19 pandemic, and the impact may continue in subsequent periods. For details, see “—Impact of the COVID-19 Pandemic on Our Operations and Financial Performance.”

Despite the ongoing adverse impact to the global economy and travel industry in 2022 due to the COVID-19 pandemic, we expect the economy and travel industry to resume growth in 2023 and beyond.

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

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance

Our results of operations for the year ended December 31, 2022 had been significantly and adversely affected by the COVID-19 pandemic. The pandemic drove a significant decline in travel demand resulting in reservation cancelations and reduced new orders. In response to the COVID-19 pandemic, we had swiftly adopted cost control measures to mitigate a significant slowdown in user demand. As the COVID-19 pandemic may be still evolving, we will continually review the provisions for losses and make adjustment accordingly.

For the year ended December 31, 2022, our financial performance was materially and adversely affected as a result of the COVID-19 pandemic and significant incremental costs and expenses incurred to facilitate our users’ cancelations and refund requests. While there was a rapid recovery in the international travel market in 2022, we saw a slower recovery of the China travel market, and in turn, a slower recovery of our China business. In addition, we made provisions for the expected difficulty in collection of receivables, which resulted in additional allowance for expected credit losses from the receivables due from our customers, and significant downward adjustments and impairment to our long-term investments, as the impacts of the COVID-19 pandemic on certain of our long-term investments are considered to be other than temporary. In 2022, we recognized allowance for credit losses of RMB296 million (US$43 million) and impairments of long-term investments of RMB949 million (US$138 million), compared to RMB141 million and RMB96 million in 2021, respectively. As of December 31, 2022, our long-term investments consisted of debt investment of RMB18.1 billion (US$2.6 billion) and equity investments of RMB32.0 billion (US$4.6 billion).

Our business showed strong resilience in the past few years, especially in 2022. We recorded income from operations of RMB88 million (US$15 million) in 2022, compared to losses from operations of RMB1.4 billion in 2021 and RMB1.4 billion in 2020. Furthermore, we recorded net income of RMB1.4 billion (US$201 million) in 2022, compared to net losses of RMB645 million in 2021 and RMB3.3 billion in 2020. Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Although there were significant surges of COVID-19 infections in various regions in China during that month, the situation has been significantly improved and normalized since January 2023. There remains uncertainty as to the future impact of the virus. There can be no assurance as to whether the COVID-19 pandemic and the resulting disruption to our business will extend over a prolonged period, and if yes, it could materially and adversely affect our business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Pandemics (such as COVID-19), epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”

Key Components of Our Results of Operations

Revenues

We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2020	2021	2022
Revenues:
Accommodation reservation	39%	41%	37%
Transportation ticketing	39%	34%	41%
Packaged tours	7%	6%	4%
Corporate travel	5%	7%	5%
Others	10%	12%	13%
Total revenues	100%	100%	100%

Under most circumstances, we do not take ownership of the products and services being sold and act as an agent in substantially all of our transactions. Our risk of loss due to obligations for canceled hotel and airline ticket reservations is thus relatively remote. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

Since current PRC laws and regulations impose substantial restrictions on foreign ownership of travel agency and value-added telecommunications businesses in China, we conduct part of our transportation ticketing and packaged-tour businesses through the VIEs. Historically, we generated a portion of our revenues from fees charged to these entities. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Arrangements with the VIEs” for a description of our relationship with these entities.

Accommodation Reservation. Accommodation reservation revenue constitutes a significant source of our revenues. In 2020, 2021, and 2022, revenues from our accommodation reservation business accounted for RMB7.1 billion, RMB8.1 billion, and RMB7.4 billion (US$1.1 billion), representing 39%, 41%, and 37% of our total revenues, respectively.

We generate substantially all of our accommodation reservation revenue through commissions from hotel reservation partners through our platform. We recognize revenues when the reservation becomes non-cancelable, which is the point at which we complete our performance obligation in accommodation reservation services. Contracts with certain hotel reservation partners contain incentive commissions that are typically subject to specific performance targets. We generally receive incentive commissions from hotels through monthly arrangements based on performance targets of accommodation reservations where our users have completed their stay.

Transportation Ticketing. In 2020, 2021, and 2022, revenues from our transportation ticketing business accounted for RMB7.1 billion, RMB6.9 billion, and RMB8.3 billion (US$1.2 billion), representing 39%, 34%, and 41% of our total revenues, respectively.

We operate our transportation ticketing business primarily through our wholly-owned subsidiaries, the VIEs, and a network of ecosystem partners. Commissions from transportation ticketing rendered are recognized after tickets are issued as this is when our performance obligation is satisfied.

Packaged tours. In 2020, 2021, and 2022, our packaged-tour revenue was RMB1.2 billion, RMB1.1 billion, and RMB797 million (US$116 million), respectively. We bundle the packaged-tour products and services and receive referral fees from ecosystem partners for packaged-tour products and services through our platform. Referral fees are recognized on the departure date of the packaged tours as this is when our performance obligation is satisfied.

Corporate Travel. Our corporate travel revenue primarily includes commissions from transportation ticket booking, accommodation reservation, and packaged-tour services rendered to corporate clients. In 2020, 2021, and 2022, revenues from our corporate travel services accounted for RMB877 million, RMB1.3 billion, and RMB1.1 billion (US$157 million), respectively. We contract with corporate clients based on a service fee model. Travel reservations are made via online and offline services for transportation ticket booking, accommodation reservation, and packaged-tour services. Corporate travel revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.

Other Businesses. Our other businesses primarily consist of online advertising services and financial services. In 2020, 2021, and 2022, revenues from other business accounted for RMB1.9 billion, RMB2.5 billion, and RMB2.5 billion (US$366 million), respectively. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements. The financial service revenues mainly represent the platform service fees from third-party financial institutions that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period.

Cost of Revenues

Cost of revenues primarily consists of payroll compensation of customer service center personnel, credit card service fees, payments to travel suppliers, telecommunication expenses, direct costs of principal travel tour services, depreciation, rentals, direct costs of financial service and related expenses incurred by us that are directly attributable to our user orders and the rendering of travel related services and other businesses.

Cost of revenues as a percentage of our net revenues was 22%, 23%, and 23% in 2020, 2021, and 2022, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China, high efficiency of our customer service system and efficiency of our enhanced website operations.

Operating Expenses

Operating expenses primarily consist of product development expenses, sales and marketing expenses and general and administrative expenses, all of which include share-based compensation expense. In 2022, we recorded RMB1.2 billion (US$172 million) of share-based compensation expense, compared to RMB1.7 billion in 2021 and RMB1.9 billion in 2020. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include expenses that we incur to develop our ecosystem partner network and expenses that we incur to maintain, monitor, and manage our platform. Product development expenses as a percentage of our net revenues was 42%, 45%, and 42% in 2020, 2021, and 2022, respectively.

Sales and marketing expenses primarily include payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Sales and marketing expenses as a percentage of our net revenues was 24%, 25%, and 21% in 2020, 2021, and 2022, respectively.

General and administrative expenses primarily include payroll compensation, benefits and travel expenses for our administrative staff, credit losses, professional service fees, and administrative office expenses. General and administrative expenses as a percentage of our net revenues was 20%, 15%, and 14% in 2020, 2021, and 2022, respectively.

Taxation

Our effective income tax rate was -29%, -57%, and 26% for 2020, 2021, and 2022, respectively. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes, and changes in valuation allowance provided for deferred tax assets.

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

China

Pursuant to the PRC Enterprise Income Tax Law, companies established in China are generally subject to enterprise income tax at a statutory rate of 25%. The 25% rate applies to most of our subsidiaries and the VIEs established in China. Some of our PRC subsidiaries and the VIEs, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Qunar Software, Qunar Beijing (VIE), Beijing Hujinxinrong, Ctrip Business Travel, Shanghai Xielv Information, Chengdu Ctrip (VIE), Chengdu Ctrip International, and Chengdu Information benefit from a preferential tax rate of 15% by either qualifying as HNTEs or qualifying under the Western Regions Catalog under the PRC Enterprise Income Tax Law as follows:

•

In 2020, Ctrip Computer Technology, Ctrip Travel Information, and Ctrip Travel Network reapplied for their qualification as HNTE, which were approved by the relevant government authority. Thus, these subsidiaries were entitled to a preferential income tax rate of 15% from 2020 to 2022 as they maintained their qualifications for HNTEs in the past three years. These subsidiaries plan to apply for the renewal of their qualifications in 2023. In 2021, Qunar Software and Qunar Beijing (VIE) have renewed their HNTE certificates and are continued with a preferential income tax rate of 15% from 2021 to 2023. Beijing Hujinxinrong is also a HNTE entitled to a preferential income tax rate of 15% from 2019 to 2021. Its qualification has been renewed in 2022, entitling it to enjoy a preferential income tax rate from 2022 to 2024. In addition, Ctrip Business Travel and Shanghai Xielv Information were designated by relevant local authorities in Shanghai as HNTEs for the first time in 2021 and are entitled to a preferential income tax rate of 15% till 2023.

•

In 2001, the STA started to implement preferential tax policy in China’s western regions, and companies located in applicable jurisdictions covered by the Western Regions Catalog are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. On April 23, 2020, the MOF, the STA, and the NDRC jointly issued the Announcement on Renewing the Enterprise Income Tax Policy for Western Development, which reduced the revenue percentage requirement of the “encouraged” businesses to no less than 60% and would be applied from 2021 to 2030. Chengdu Ctrip (VIE), Chengdu Ctrip International, and Chengdu Information are entitled to enjoy a preferential tax rate of 15% until 2030, provided that their “encouraged” businesses account for no less than required percentage pursuant to current policies.

In 2020, 2021, and 2022, our subsidiaries received financial grants from the government authorities globally in the amount of approximately RMB601 million, RMB550 million, and RMB618 million (US$90 million), respectively, which we recorded as other income upon cash receipt. Such financial grants were provided to us at the sole discretion of the government authorities. We cannot assure you that our subsidiaries will continue to receive financial grants in the future.

Pursuant to the China’s VAT reform, from April 1, 2019 to December 31, 2022, general tax payers engaged in certain industries, including the travel and entertainment industry, are allowed to claim an additional 10% or 15% super-credit on their input VAT (with the 15% rate applicable from October 1, 2019). This super-credit amount can be deducted from VAT payable, and any remaining amount can be transferred to the next filing period for credit. From January 1, 2023 to December 31, 2023, the super-credit continues to apply to input VAT but the super-credit rate is reduced to 5% or 10% respectively.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% may be imposed on dividends that non-PRC resident enterprise holders of our ordinary shares or ADSs receive from us and on gains realized on their sale or other disposition of ordinary shares or ADSs, if such income is considered income derived from within China. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Corporate Structure—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.”

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

Revenue Recognition. We recognize revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Under which, our revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts for merchant business where we undertake substantive inventory risks by pre-purchasing inventories. Revenue from accommodation reservation services, transportation ticketing services, packaged tours, and corporate travel are substantially recognized at a point of time when the performance obligations are satisfied. Revenue from other businesses comprise primarily of online advertising services and financial services, which are recognized ratably over the time or upon relevant performance obligations being fulfilled.

Business Combination. We apply ASC 805 “Business Combination,” which requires that all business combinations not involving entities or business under common control be accounted for under the acquisition method. The cost of an acquisition is measured as the aggregate of fair values at the date of exchange of assets given, liabilities incurred and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of non-controlling interests and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of identifiable net assets of an acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of a subsidiary acquired, the difference is recognized directly in the consolidated statements of income/(loss) and comprehensive income/(loss).

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

We have classified our investments in debt securities, other than the held to maturity debt securities, as available-for-sale securities. Available-for-sale debt securities are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale security exceeds its fair value and if we have the intention to sell the security or it is more likely than not that we will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of operations. If we do not have the intention to sell the security and it is not more likely than not that we will be required to sell the security before recovery of the amortized cost basis and we determine that the decline in fair value below the amortized cost basis of an available-for-sale security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses in the consolidated statements of operations. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds our best estimate of the present value of cash flows expected to be collected.

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

Goodwill, Intangible Assets and Long-Lived Assets. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and the VIEs. Goodwill is not amortized but is reviewed at least annually for impairment or earlier. We first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of our company. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. For the quantitative assessment of goodwill impairment, we compare the fair value of the unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We perform the annual goodwill impairment test as of December 31, or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of December 31, 2022, we qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, our overall financial performance as well as the share price, and concluded by weighing all these factors in their entirety that it was not more likely than not the fair value of our single reporting unit was lower than its carrying value. There was no impairment of goodwill during the years ended December 31, 2020, 2021, and 2022. Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology, business relationship and payment business license as of December 31, 2021 and 2022. We amortize intangible assets on a straight-line basis over their estimated useful lives, which is 3 to 15 years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. We evaluate indefinite-lived intangible assets for impairment on an annual basis as of December 31, or an interim basis if events or other circumstances suggest that related fair value is below carrying value. An assessment is made on each December 31 as well to determine whether events and circumstances continue to support an indefinite useful life. Judgment in estimating the fair value of these intangible assets includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each asset group. Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, we recognize impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value. In 2020, 2021, and 2022, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge.

Share-Based Compensation. We follow ASC 718 “Stock Compensation,” to account for the share-based payments. We recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award. We applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns. Expected dividend yield is determined in view of our historical dividend payout rate and future business plan. We estimate expected volatility at the date of grant based on historical volatilities. We recognize compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods. If the fair value of the underlying equity and any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

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

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. In assessing the realizability of deferred tax assets, we generally consider cumulative pre-tax losses for recent years to be a significant negative indicator regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. Our future realization of our deferred tax assets also depends on certain other factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire and the outlook for the economy and our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. Changes in these factors and assumptions could materially affect the valuation allowance on our deferred tax assets. As of December 31, 2020, 2021, and 2022, we recorded deferred tax assets, net of valuation allowances, of RMB1.4 billion, RMB1.7 billion, and RMB1.3 billion (US$192 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2020, 2021, and 2022, a valuation allowance of RMB589 million, RMB892 million, and RMB1.5 billion, respectively, was provided primarily for net operating losses where it is more likely than not that the deferred tax assets resulting from such losses of certain subsidiaries will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Allowance for Expected Credit Losses. On January 1, 2020, we adopted the accounting standards update on the measurement of credit losses, which requires us to estimate lifetime expected credit losses upon recognition of the financial assets. We adopted the accounting standards update using a modified retrospective approach. Upon adoption of the new standard on January 1, 2020, we recorded a net decrease to our retained earnings of RMB83 million, net of tax.

Our accounts receivable, prepayments and other current assets (including the receivables of financial services), due from related parties, long-term prepayments and other assets, and long-term receivables due from related parties are within the scope of ASC Topic 326. We have identified the relevant risk characteristics of our customers and the related receivables and prepayments, which include size, type of the reservation services we provide or geographic location of the customer, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on our specific facts and circumstances.

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

Significant judgments and assumptions are required to estimate the allowance for expected credit losses on receivables from and prepayments to customers and such assumptions may change in future periods, particularly the assumptions related to the impact of the COVID-19 pandemic on the business prospects and financial condition of customers and our ability to collect the receivable or recover the prepayment. As of December 31, 2020, 2021, and 2022, the allowance for expected credit losses was RMB799 million, RMB815 million, and RMB770 million (US$112 million), respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in millions)
Revenues:
Accommodation reservation	7,132	39	8,148	41	7,400	1,073	37
Transportation ticketing	7,146	39	6,905	34	8,253	1,197	41
Packaged tours	1,241	7	1,105	6	797	116	4
Corporate travel	877	5	1,347	7	1,079	157	5
Others	1,931	10	2,524	12	2,526	366	13
Total revenues	18,327	100	20,029	100	20,055	2,909	100
Less: Sales tax and surcharges	(11)	(0)	(6)	(0)	(16)	(2)	(0)
Net revenues	18,316	100	20,023	100	20,039	2,907	100
Cost of revenues	(4,031)	(22)	(4,598)	(23)	(4,513)	(654)	(23)
Gross profit	14,285	78	15,425	77	15,526	2,253	77
Operating expenses:
Product development(1)	(7,667)	(42)	(8,992)	(45)	(8,341)	(1,209)	(42)
Sales and marketing(1)	(4,405)	(24)	(4,922)	(25)	(4,250)	(616)	(21)
General and administrative(1)	(3,636)	(20)	(2,922)	(14)	(2,847)	(413)	(14)
Total operating expenses	(15,708)	(86)	(16,836)	(84)	(15,438)	(2,238)	(77)
(Loss)/Income from operations	(1,423)	(8)	(1,411)	(7)	88	15	0
Interest income	2,187	12	2,132	11	2,046	297	10
Interest expense	(1,716)	(9)	(1,565)	(8)	(1,514)	(219)	(8)
Other (expense)/income	(273)	(1)	373	2	2,015	292	10
(Loss)/income before income tax expense and equity in (loss)/income of affiliates	(1,225)	(6)	(471)	(2)	2,635	385	12
Income tax expense	(355)	(2)	(270)	(1)	(682)	(99)	(3)
Equity in (loss)/income of affiliates	(1,689)	(9)	96	0	(586)	(85)	(3)
Net (loss)/income	(3,269)	(17)	(645)	(3)	1,367	201	6
Net loss attributable to non-controlling interests	62	0	95	0	36	5	0
Accretion to redemption value of redeemable non-controlling interests	(40)	(0)	—	—	—	—	—
Net (loss)/income attributable to Trip.com Group Limited	(3,247)	(17)	(550)	(3)	1,403	206	6

Note:

(1)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in millions)
Product development	(964)	(5)	(802)	(4)	(567)	(82)	(3)
Sales and marketing	(159)	(1)	(149)	(1)	(115)	(17)	(1)
General and administrative	(750)	(4)	(730)	(4)	(506)	(73)	(3)

Any discrepancies in the above table between the amounts or percentages identified as total amounts or percentages and the sum of the amounts or percentages listed therein are due to rounding.

2022 compared to 2021

Revenues

Total revenues were RMB20.0 billion (US$2.9 billion) in 2022, which remained flat comparing to that for 2021.

Accommodation Reservation. Accommodation reservation revenue decreased by 9% to RMB7.4 billion (US$1.1 billion) in 2022 from RMB8.1 billion in 2021. This was in line with the 18% decrease in accommodation reservation GMV, primarily due to the surges of COVID-19 infections in certain regions of China.

Transportation Ticketing. Transportation ticketing revenue increased by 20% to RMB8.3 billion (US$1.2 billion) in 2022 from RMB6.9 billion in 2021. Although our transportation GMV in 2022 was stable comparing to that in 2021, we achieved higher revenue in 2022 primarily driven by our global travel search business.

Packaged tours. Packaged tours revenues decreased by 28% to RMB797 million (US$116 million) in 2022 from RMB1.1 billion in 2021, primarily due to the surges of COVID-19 infections in certain regions of China. Group travels tend to show relatively slow recovery in response to the COVID-19 pandemic.

Corporate Travel. Corporate travel revenues decreased by 20% to RMB1.1 billion (US$157 million) in 2022 from RMB1.3 billion in 2021, primarily due to the surges of COVID-19 infections in certain regions of China.

Others. Other revenues remained stable and amounted to RMB2.5 billion (US$366 million) in both 2021 and 2022.

Cost of Revenues

Cost of revenues was relatively stable at RMB4.5 billion (US$654 million) in 2022, as compared to RMB4.6 billion in 2021.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.

Product Development. Product development expenses decreased by 7% to RMB8.3 billion (US$1.2 billion) in 2022 from RMB9.0 billion in 2021, primarily due to a decrease in product development personnel related expenses.

Sales and Marketing. Sales and marketing expenses decreased by 14% to RMB4.3 billion (US$616 million) in 2022 from RMB4.9 billion in 2021, primarily due to a decrease in sales and marketing related activities.

General and Administrative. General and administrative expenses decreased by 3% to RMB2.8 billion (US$413 million) in 2022 from RMB2.9 billion in 2021, primarily due to a decrease in general and administrative personnel related expenses.

Interest Income

Interest income decreased by 4% to RMB2.0 billion (US$297 million) in 2022 from RMB2.1 billion in 2021, primarily due to a decrease in long-term held to maturity deposits in 2022.

Interest Expense

Interest expense decreased by 3% to RMB1.5 billion (US$219 million) in 2022 from RMB1.6 billion in 2021, primarily due to fluctuation in the principal amount of both short-term and long-term debt in 2022.

Other (Expense)/ Income

Other income was RMB2.0 billion (US$292 million) in 2022, compared to other income of RMB373 million in 2021. Other income in 2022 primarily consisted of the RMB1.3 billion (US$194 million) fair value gain of equity securities investments and exchangeable senior notes, RMB1.1 billion (US$165 million) gain from the fair value remeasurement upon the discontinuance of the equity method of the investment, and RMB618 million (US$90 million) government grants, partially offset by the RMB949 million (US$138 million) impairments of long-term investments. Other income in 2021 primarily consisted of the RMB550 million government grants, partially offset by the RMB170 million fair value loss of equity securities investments and exchangeable senior notes.

Income Tax Expense

Income tax expense increased to RMB682 million (US$99 million) in 2022 from RMB270 million in 2021. Our effective income tax rate in 2022 was 26%, as compared to -57% in 2021. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes, and changes in valuation allowance provided for deferred tax assets.

Equity in (Loss)/Income of Affiliates

Equity in loss of affiliates was RMB586 million (US$85 million), compared to equity in income of affiliates was RMB96 million in 2021. This was primarily due to the loss incurred from our equity method investments in 2022.

2021 compared to 2020

Revenues

Total revenues increased by 9% to RMB20.0 billion in 2021 from RMB18.3 billion in 2020, primarily due to the general containment of the COVID-19 pandemic in China, partially offset by the re-emergence of COVID-19 infection in certain regions in China in January, February and the second half of 2021.

Accommodation Reservation. Accommodation reservation revenue increased by 14% to RMB8.1 billion in 2021 from RMB7.1 billion in 2020. This was in line with the 25% increase in accommodation reservation GMV which was primarily due to the recovery of China’s domestic market and people’s increased demand for inter-provincial travel and intra-provincial staycation, especially during the first half of 2021.

Transportation Ticketing. Transportation ticketing revenue decreased by 3% to RMB6.9 billion in 2021 from RMB7.1 billion in 2020. Transportation GMV increased by 22% in 2021 as a result of the recovery of China’s domestic market. The discrepancy was primarily due to the abnormally high take rate in 2020 as a result of lower domestic air ticket prices during the pandemic. The take rate level has generally returned to normal in 2021.

Packaged tours. Packaged tours revenues decreased by 11% to RMB1.1 billion in 2021 from RMB1.2 billion in 2020, primarily due to the relatively slow recovery of group travel in response to the COVID-19 pandemic.

Corporate Travel. Corporate travel revenues increased by 54% to RMB1.3 billion in 2021 from RMB877 million in 2020, primarily driven by expansion in corporate customer base and an optimized product mix beginning from the third quarter of 2021.

Others. Other revenues increased by 31% to RMB2.5 billion in 2021 from RMB1.9 billion in 2020, primarily due to the strong growth of our financial services and advertisement services.

Cost of Revenues

Cost of revenues increased by 14% to RMB4.6 billion in 2021 from RMB4.0 billion in 2020, generally in line with the revenues increase in the same year, primarily due to an increase in credit card service fee and customer service related expenses.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.

Product Development. Product development expenses increased by 17% to RMB9.0 billion in 2021 from RMB7.7 billion in 2020, primarily due to an increase in product development personnel related expenses.

Sales and Marketing. Sales and marketing expenses increased by 12% to RMB4.9 billion in 2021 from RMB4.4 billion in 2020, primarily due to an increase in sales and marketing related activities.

General and Administrative. General and administrative expenses decreased by 20% to RMB2.9 billion in 2021 from RMB3.6 billion in 2020, primarily due to a decrease in allowance for credit losses booked for our travel suppliers reflecting the change in credit risk with travel industry recovery.

Interest Income

Interest income decreased by 3% to RMB2.1 billion in 2021 from RMB2.2 billion in 2020, primarily due to a decrease in long-term held to maturity deposits in 2021.

Interest Expense

Interest expense decreased by 9% to RMB1.6 billion in 2021 from RMB1.7 billion in 2020, primarily due to fluctuation in the principal amount of both short-term and long-term debt in 2021.

Other (Expense)/ Income

Other income was RMB373 million in 2021, compared to other expense of RMB273 million in 2020. Other income in 2021 primarily consisted of the RMB550 million government grants, partially offset by the RMB170 million fair value loss of equity securities investments and exchangeable senior notes. Other expense in 2020 primarily consisted of the RMB612 million fair value loss of equity securities investments and exchangeable senior notes, the RMB602 million loss on disposal of long-term investments and the RMB905 million impairments of long-term investments in 2020, partially offset by the RMB1.1 billion gain on deconsolidation of subsidiaries.

Income Tax Expense

Income tax expense decreased to RMB270 million in 2021 from RMB355 million in 2020. Our effective income tax rate in 2021 was -57%, as compared to -29% in 2020. The change in our effective income tax rate from 2020 to 2021 was primarily due to combined impacts of change in respective profitability of our subsidiaries with different tax rates and certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes.

Equity in (Loss)/Income of Affiliates

Equity in income of affiliates was RMB96 million in 2021, compared to equity in loss of affiliates of RMB1.7 billion in 2020, which was primarily due to the loss incurred from our equity method investments in 2020, mainly in MakeMyTrip, whose operating results were significantly impacted by the COVID-19 pandemic in 2020.

Inflation

Inflation in China has not materially impacted our results of operations. According to NBS, the year-over-year percent changes in the consumer price index for December 2020, 2021, and 2022 were increases of 0.2%, 1.5%, and 1.8%, respectively. Inflation in recent years has been associated with food and other consumption items and minimum wages in China. Consumption items do not represent major direct cost items for our business. While personnel costs represent a material part of our total operating costs and expenses, inflation in minimum wages in China primarily affects certain categories of our non-managerial staff costs while increases in total personnel costs of our business remain manageable. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.     Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in millions)
Net cash (used in)/provided by operating activities	(3,823)	2,475	2,641	380
Net cash (used in)/provided by investing activities	(3,821)	(4,148)	1,136	164
Net cash provided by/(used in) financing activities	6,025	3,919	(6,717)	(975)
Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	(713)	(465)	231	39
Net (decrease)/increase in cash and cash equivalents, restricted cash	(2,332)	1,781	(2,709)	(392)
Cash and cash equivalents, restricted cash, beginning of year	21,747	19,415	21,196	3,073
Cash and cash equivalents, restricted cash, end of year	19,415	21,196	18,487	2,681

Net cash provided by operating activities in 2022 was RMB2.6 billion (US$380 million) compared to net cash provided by operating activities of RMB2.5 billion in 2021. The increase was primarily driven by an improvement of RMB2.0 billion in net income, partially offset by changes in non-cash items and cash used to fund working captial. The changes in non-cash items in 2022, as compared to 2021, were primarily due to an improvement of fair value changes for equity securities investment and exchangeable senior notes and gain from the fair value remeasurement upon the discontinuance of the equity method of the investments, partially offset by equity in loss from affiliates and impairments of long-term investments. The changes in working capital in 2022, as compared to 2021, were primarily due to a significant increase in prepayments and other current assets, partially offset by an increase in advances from customers, both resulting from the increase in ticketing volume due to the recovery of market demand at the end of 2022.

Net cash provided by operating activities in 2021 was RMB2.5 billion compared to net cash used in operating activities of RMB3.8 billion in 2020. In 2020, impacts from the COVID-19 pandemic resulted in a significant use of cash to fund working capital changes and operating losses, while the net operating cash inflow in 2021 benefited from additional cash released from working capital. The changes in working capital in 2021, as compared to 2020, were primarily due to a significant increase in accounts payable, partially offset by an increase in accounts receivable across all businesses, both resulting from the increase in reservation volume due to the recovery of market demand during 2021. The benefit of the decrease in net loss was partially offset by a decrease in non-cash items of RMB3.4 billion, which was primarily due to increases in equity in income from affiliates, gain on disposal of equity method investments, and loss from impairment of long-term investment.

Under PRC laws and regulations, our subsidiaries are required to set aside at least 10% of their respective after-tax profits each year, if any, to statutory reserve funds, unless such reserve funds have reached 50% of their respective registered capital. These reserve funds are not distributable as cash dividends and dividends cannot be distributed until any losses from prior fiscal years have been offset. See “Item 3. Key Information —D. Risk Factors — Risks Relating to Our Corporate Structure — Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.”

Net cash provided by investing activities amounted to RMB1.1 billion (US$164 million) in 2022, compared to net cash used in investing activities of RMB4.1 billion in 2021 and RMB3.8 billion in 2020. The change in 2022 was primarily due to the increase in net cash flows provided by short-term investments, partially offset by an increase in cash paid for long-term investments. The increase in 2021 in comparison to 2020 was primarily due to the decrease in net cash inflows provided by short-term investments and loan-related cash flows driven by our financial services, partially offset by a decrease in cash paid for long-term investments.

Net cash used in financing activities amounted to RMB6.7 billion (US$1.0 billion) in 2022, compared to net cash provided by financing activities of RMB3.9 billion in 2021 and RMB6.0 billion in 2020. We did not make any dividend payment in 2020, 2021, or 2022. Net cash used in financing activities in 2022 was mainly due to the repayment of short-term loans, securitization debt and 2022 Notes, which were partially offset by the cash proceeds from long-term bank loans. Net cash provided by financing activities in 2021 was mainly due to the cash proceeds from the Global Offering and short-term loans, which were partially offset by the cash redemption with respect to the 2025 Hillhouse Notes and the 2025 Booking Notes. Net cash provided by financing activities in 2020 was mainly due to the cash proceeds from short-term loans, long-term loans and exchangeable senior notes, which were partially offset by the cash redemption with respect to the 2020 Notes and cash put redemption for the 2025 Notes.

Capital Resources

As of December 31, 2022, our principal sources of liquidity have been cash generated from operating activities, borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our ordinary shares, convertible senior notes and exchangeable senior notes to investors and related parties and borrowings from third-party lenders. As of the date of this annual report, we had convertible senior notes outstanding in an aggregate principal amount of US$5 million, exchangeable senior notes outstanding in an aggregate principal amount of US$500 million and two major facility loans outstanding under which the aggregate outstanding principal balance was US$2.8 billion.

Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. The COVID-19 pandemic had material and adverse impacts on our cash flow in 2020, 2021, and 2022 with potential continuing impacts on subsequent periods. However, based on our liquidity assessment, we believe that our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this annual report. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. See also “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — Pandemics (such as COVID-19), epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”

Off-balance Sheet Arrangements

In connection with our air ticketing business, we are required by the China Air Transport Association and International Air Transport Association to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2022, the total quota of the air tickets that we were entitled to issue was up to RMB1.1 billion (US$158 million). The total amount of the deposit we paid was RMB147 million (US$21 million).

Based on the guarantee arrangements, the maximum amount of the future payments is approximately RMB943 million (US$137 million), which is the guaranteed amount of the air ticket that we could issue rather than a financial guarantee. We will be liable to pay only when we issue the air tickets to our users and such payable is included in the accounts payable. Therefore, we believe the guarantee arrangements do not constitute any contractual and constructive obligation of us and has not recorded any liability beyond the amount of the tickets that have already been issued.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 primarily include our debt obligations and capital expenditure commitments.

Our debt obligations consist of the principal and interest amounts in connection with our convertible and exchangeable notes, term loans and other debts. Payment due within one year from December 31, 2022 for our debt obligations amounted to RMB33.1 billion (US$4.8 billion). Payment due after one year from December 31, 2022 for our debt obligations amounted to RMB14.2 billion (US$2.1 billion).

The following sets forth our major debt obligations as of December 31, 2022 which will require payments in subsequent periods. The Company was in compliance with all of the applicable debt covenants as of December 31, 2022.

•

In June 2015, we issued the 2025 Notes in an aggregate principal amount of US$400 million, which may be converted into our ADSs, at each holder’s option, at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2025 based on an initial conversion rate of 9.3555 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2025 Notes bear interest at a rate of 1.99% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016. In July 2020, we completed our put right offer relating to the 2025 Notes at an aggregate purchase price of US$395 million.

•

In April 2020, we entered into a facility agreement as a borrower with certain financial institutions for up to US$1.0 billion transferrable term and revolving loan facility with an incremental facility of up to US$500 million. The facilities have a 3-year tranche and a 5-year tranche. The proceeds borrowed under the facilities may be used for our general working capital requirements, including repayment of any existing financial indebtedness. As of December 31, 2022, US$1.2 billion was outstanding under this facility.

•

In July 2020, we issued the US$500 million in aggregate principal amount of 1.50% exchangeable senior notes due 2027, or the 2020 Exchangeable Notes. The 2020 Exchangeable Notes are exchangeable, at the option of the holders and subject to certain conditions, into cash, ADSs of H World, or a combination thereof, at our election subject to certain conditions. The initial exchange rate of the 2020 Exchangeable Notes is 24.7795 H World ADSs per US$1,000 principal amount of the notes. The 2020 Exchangeable Notes bear interest at a rate of 1.50% per year, payable semiannually beginning on January 1, 2021. Holders of the 2020 Exchangeable Notes may require us to repurchase all or part of their 2020 Exchangeable Notes for cash on each of July 1, 2023 and July 1, 2025 at a repurchase price equal to 100% of the principal amount of the 2020 Exchangeable Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date, in accordance with the terms and conditions set forth in the indenture, as amended and supplemented, for the 2020 Exchangeable Notes. In addition, we may redeem the 2020 Exchangeable Notes subject to certain conditions.

•

In October 2021, we entered into a facility agreement as a borrower with certain financial institutions for an up to US$1.5 billion transferrable term loan facility. The facility has a 3-year tenor. The proceeds borrowed under this facility may be used for refinancing and other general corporate purposes. As of December 31, 2022, US$1.5 billion was outstanding under this facility.

•

In December 2022, we entered into a facility agreement as a borrower with certain financial institutions for a US$1.5 billion and HK$80 million dual tranche term loan facility (equivalent to US$1.5 billion in aggregate). The facility has a 3-year tenor. The proceeds borrowed under this facility will first be used for refinancing our certain existing transferrable term and revolving loan facilities, and the remaining portion may then be used for general corporate purposes. As of December 31, 2022, no amount was drawn down and outstanding.

Our capital expenditure commitments primarily consist of contracted future purchases of property, equipment and software. The unpaid purchase price due within one year after December 31, 2022 was RMB3 million (US$0.4 million) as of December 31, 2022. The unpaid purchase price due after one year from December 31, 2022 was RMB5 million (US$0.7 million).

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022. While the above indicates our material cash requirements as of December 31, 2022, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, canceled or terminated.

Holding Company Structure

Trip.com Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of the other PRC subsidiaries and VIEs is required to allocate a portion of its after-tax profits after contribution of statutory reserve funds based on PRC accounting standards to a discretionary surplus funds at its discretion. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

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

D.     Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

A.     Directors and Senior Management

The names of our current directors and senior management, their ages as of the date of this annual report, and the principal positions with Trip.com Group Limited held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	53	Co-founder; Executive Chairman of the Board
Min Fan	57	Co-founder; Vice Chairman of the Board and President
Jane Jie Sun	54	Chief Executive Officer and Director
Cindy Xiaofan Wang	47	Chief Financial Officer and Executive Vice President
Xing Xiong	49	Chief Operating Officer
Neil Nanpeng Shen(1)(2)	55	Co-founder; Independent Director
Qi Ji(2)	56	Co-founder; Independent Director
Gabriel Li(1)	55	Vice Chairman of the Board, Independent Director
JP Gan(1) (2)	51	Independent Director
Robin Yanhong Li	54	Director
Junjie He	38	Director

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

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

Biographical Information

James Jianzhang Liang is one of the co-founders and the executive chairman of our company. He has served as a member of our board of directors since our inception and has been the chairman of the board since August 2003. Mr. Liang served as our chief executive officer from 2000 to 2006, and from March 2013 to November 2016. Mr. Liang has served as a director of MakeMyTrip Limited (Nasdaq: MMYT) since January 2016, a director of BTG Hotels Group (SHSE: 600258) since January 2017, and a director of Tongcheng Travel Holdings Limited (formerly known as Tongcheng-Elong Holdings Limited) (SEHK: 0780) since 2016. Mr. Liang formerly served on the boards of Sina Corporation (Nasdaq: SINA, delisted and privatized in March 2021), Tuniu Corporation (Nasdaq: TOUR), eHi Car Services Limited (NYSE: EHIC, delisted and privatized in April 2019), 51job, Inc (Nasdaq: JOBS, delisted and privatized in May 2022), Jiayuan.com International Ltd. (Nasdaq: DATE, delisted and privatized in May 2016), and Homeinns Hotel Group (Nasdaq: HMIN, delisted and privatized in April 2016). Mr. Liang has won many accolades for his contributions to the Chinese travel industry, including Best CEO in the Internet category in the 2016 All-Asia Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. Mr. Liang obtained his master’s and bachelor’s degrees from Georgia Institute of Technology in the United States.

Min Fan is one of the co-founders of our company. Mr. Fan has been a member of our board of directors since October 2006 and has served as the vice chairman of our board of directors since March 2013. Mr. Fan has served as our president since February 2009. He also served as our chief executive officer from January 2006 to March 2013, as our chief operating officer from November 2004 to January 2006, and as our executive vice president from 2000 to November 2004. During his tenure as our chief executive officer, Mr. Fan was named one of the Top 10 Pioneer Leaders of the Year on the 2010 APEC China SME Value List, 2008 EY Entrepreneur of the Year (Services Category) and 2007 Best New Economic Figure of the Year. In 2009 and 2016, Mr. Fan was elected Vice Chairman of the Board of the China Tourism Association. Mr. Fan has served as an independent director of Leju Holdings Limited (NYSE: LEJU) since April 2014. He served as a director of H World Group Limited (Nasdaq: HTHT; SEHK: 1179) from March 2010 to January 2018. Mr. Fan obtained his Master’s and Bachelor’s degrees in industrial engineering and management from Shanghai Jiao Tong University in January 1990 and July 1987, respectively.

Jane Jie Sun has served as the chief executive officer of our company, as well as a member of the board of directors, since November 2016. Prior to that, she was a co-president since March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Ms. Sun is vice chair of the World Travel and Tourism Council, co-chair of the Development Advisory Board of University of Michigan and Shanghai Jiao Tong University Joint Institute, and a board member and Business Leaders Group Committee member of Business China established by Singapore’s Founding Prime Minister Mr. Lee Kuan Yew. In 2019, Ms. Sun was awarded an Asia Society Asia Game Changer Award. Forbes named her one of the Emergent 25 Asia’s Latest Star Businesswomen in 2018, and one of the Top 100 Businesswomen in China in 2017. She was also one of Fortune’s Top 50 Most Powerful Women in Business, and one of Fast Company’s Most Creative People in Business in 2017. During her tenure at our company, she also won the Institutional Investor Awards for the Best CEO in July 2017 and the Best CFO in July 2011 and 2012. Ms. Sun received her Bachelor’s degree in science in accounting from the Fisher School of Accounting at the University of Florida in August 1992 with high honors. She also obtained her LL.M. degree from Peking University Law School in July 2010. Ms. Sun has been a director of TripAdvisor, Inc. (Nasdaq: TRIP) since July 2020, a director of MakeMyTrip Limited (Nasdaq: MMYT) since August 2019, and an independent director of AIA Group Limited (SEHK: 1299) since June 2021.

Cindy Xiaofan Wang has served as our chief financial officer since November 2013 and executive vice president since May 2016. Prior to that, she was our Vice President since January 2008. Ms. Wang joined us in December 2001 and has held a number of managerial positions at our company. Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings in 2017, and China Best CFO Leadership Award by SNAI/ACCA/Korn Ferry in 2021. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company from 1997 to 1999. Ms. Wang has been a director of MakeMyTrip Limited (Nasdaq: MMYT) since August 2019. She also served on the board of directors of H World Group Limited (Nasdaq: HTHT; SEHK: 1179) from January 2018 to July 2020. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology in 2013 and obtained her Bachelor’s degree from Shanghai Jiao Tong University in 1997. Ms. Wang is a Certified Public Accountant (CPA).

Xing Xiong has served as our chief operating officer since February 2021. Mr. Xiong has over 20 years of experience in technology and management and is currently in charge of air ticketing, accommodation, corporate travel, technology, international business, and other aspects of our operations. Mr. Xiong joined us in April 2013 and has held a number of managerial positions at our company, including R&D director, chief executive officer of our air ticketing business unit, and executive vice president. Prior to joining us, Mr. Xiong held several management positions in research and development teams at Microsoft and Expedia. Currently, he also serves as a director of MakeMyTrip Limited (Nasdaq: MMYT). Mr. Xiong obtained his bachelor’s degree in computer science from Peking University in 1997, and his master’s degree in computer science from Northeastern University in the United States in 1999.

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception and an independent director since October 2008. Neil Nanpeng Shen founded Sequoia Capital China in 2005 and has been serving as the founding managing partner since then. Mr. Shen served as our president from August 2003 to October 2005 and as chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive co-chairman of Homeinns Hotel Group (formerly Home Inns & Hotels Management Inc.) (Nasdaq: HMIN, delisted), a leading economy hotel chain in China, which commenced operations in July 2002. Currently, Mr. Shen also serves as a director of a number of public and private companies, including a non-executive director of BTG Hotels Group (SHSE: 600258) since January 2017, a non-executive director of Noah Holdings Limited (NYSE: NOAH; SEHK: 6686) since January 2016, a non-executive director of Meituan (formerly Meituan Dianping) (SEHK: 3690) since October 2015, and a non-executive director of Ninebot Limited (SHSE: 689009) since July 2015. Mr. Shen was a non-executive director of 360 Security Technology Inc. (SHSE: 601360) from February 2018 to May 2020, a non-executive director of China Renaissance Holdings Limited (SEHK: 1911) from June 2018 to June 2020, and an independent non-executive director of Pinduoduo Inc. (Nasdaq: PDD) from April 2018 to November 2022. Mr. Shen received his Master’s degree from Yale University in November 1992 and his Bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in July 1988.

Qi Ji is one of the co-founders of our company. He has served as our director since our inception and as an independent director since 2008. He was the chief executive officer and president of our Company from 1999 to 2001. Mr. Ji founded H World Group Limited (Nasdaq: HTHT; SEHK: 1179), served as its director since February 2007. He has also served as the executive chairman of its board since August 2009 and its chief executive officer since November 2019. Prior to his current role, he also served at H World Group Limited as chief executive officer from January 2012 to May 2015 and from 2007 to August 2009. Mr. Ji has over 20 years of experience in the hospitality industry. He co-founded Homeinns Hotel Group (formerly Home Inns & Hotels Management Inc.) (Nasdaq: HMIN, delisted), and served as its chief executive officer from 2002 to January 2005. He received his bachelor degree in engineering mechanics and master degree in mechanical engineering from Shanghai Jiao Tong University in the PRC in 1989 and February 1992, respectively.

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

Robin Yanhong Li has served as our director since October 2015. He is a co-founder of Baidu, Inc. (Nasdaq: BIDU, SEHK: 9888), a leading AI company with strong Internet foundation. Mr. Li has been serving as the chairman of Baidu’s Board of Directors since its inception in January 2000 and as its chief executive officer since February 2004. He served as the president of Baidu from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as an engineer for Infoseek, a pioneer in the search industry, and as a senior consultant for IDD Information Services. Mr. Li currently serves on the board of New Oriental Education & Technology Group Inc., a private educational services provider in China (NYSE: EDU; SEHK: 9901). Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.

Junjie He has served as our director since July 2022. Mr. He has also been a director of iQIYI, Inc. (Nasdaq: IQ) since March 2021 and currently serves as the chairman of its board of directors. Mr. He joined Baidu, Inc. (Nasdaq: BIDU, SEHK: 9888) in June 2019 and currently serves as a senior vice president of Baidu. Mr. He was appointed as the leader, and be in full charge, of the Mobile Ecosystem Group (MEG) in May 2022. Prior to his current position, Mr. He oversaw Baidu’s M&A (Mergers & Acquisition), SIM (Strategic Investment Management), SOM (Sales Operation and Management), and FP&A (Financial Planning & Analysis) departments. Prior to joining Baidu, he had rich working experience with investment firms including China International Capital Corporation (CICC), CITIC Private Equity, Warburg Pincus and Tibet Langrun Capital. Mr. He obtained his bachelor’s degree from the Guanghua School of Management, Peking University in 2007.

B.     Compensation

We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$1.9 million in 2022. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employees’ Share Incentive Plans” for options granted to our directors in 2022.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$1.4 million in 2022, excluding compensation paid to Min Fan, James Jianzhang Liang and Jane Jie Sun, who also serve and receive compensation as our executive directors. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2022 aggregate compensation amount. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employees’ Share Incentive Plans” for options granted to our executive officers in 2022.

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

The 2007 Plan, the 2005 Plan, the 2003 Plan and the 2000 Plan have all expired. Under the Second A&R Global Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to awards was 139,499,140 as of the first business day of 2023, with annual increases on January 1 of each subsequent calendar year by the number of ordinary shares representing 3% of our then total issued and outstanding share capital as of December 31 of the preceding year until the termination of the plan. Under the 2007 Plan, options to purchase 14,247,867 shares were issued and outstanding as of January 31, 2023. Under the Second A&R Global Plan, options to purchase 63,212,189 shares and 725,623 restricted share units were issued and outstanding as of January 31, 2023.

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

The following table summarizes, as of January 31, 2023, the outstanding options granted under our 2007 Plan and the Second A&R Global Plan to the individual executive officers and directors named below. No restricted share units granted under these plans were outstanding as of January 31, 2023. The table gives effect to the modifications described above.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	28,993,600	20.25; 22.46; 29.63; 30.93; 40.62; 43.84; 26.13; 31.68; 25.92; 31.86; 18.18	From January 9, 2014 to March 15, 2022	From April 2, 2023 to March 15, 2030
Jane Jie Sun	12,649,600	9.82; 20.25; 22.46; 29.63; 30.93; 40.62; 43.84; 26.13; 31.68; 25.92;31.86; 18.18	From January 27, 2013 to March 15, 2022	From April 2, 2023 to March 15, 2030
Min Fan	*	9.82; 20.25; 22.46; 29.63; 30.93; 40.62; 43.84; 0.00125; 31.68; 18.18	From January 27, 2013 to March 15, 2022	From April 2, 2023 to March 15, 2030
Cindy Xiaofan Wang	*	0.00125; 26.13; 31.68; 18.18	From February 9, 2018 to March 15, 2022	From February 9, 2026 to March 15, 2030
Xing Xiong	*	29.63; 30.93; 40.62; 43.84; 26.13; 0.00125; 25.92; 31.86; 18.18;	From April 2, 2015 to March 15, 2022	From April 2, 2023 to March 15, 2030
Neil Nanpeng Shen	*	9.82; 22.46; 29.63; 30.93; 40.62; 43.84; 26.13; 31.68; 31.86; 18.18	From January 27, 2013 to March 15, 2022	From April 2, 2023 to March 15, 2030
Qi Ji	*	22.46; 29.63; 30.93; 40.62; 43.84; 26.13; 31.68; 31.86; 18.18	From December 6, 2014 to March 15, 2022	From April 2, 2023 to March 15, 2030
Gabriel Li	*	9.82; 22.46; 29.63; 30.93; 40.62; 43.84; 26.13; 31.68; 31.86; 18.18	From January 27, 2013 to March 15, 2022	From April 2, 2023 to March 15, 2030
JP Gan	*	22.46; 29.63; 30.93; 40.62; 43.84; 26.13; 31.68; 31.86; 18.18	From December 6, 2014 to March 15, 2022	From April 2, 2023 to March 15, 2030

*	Aggregate number of shares represented by all grants of options to the person account for less than 1% of our total outstanding ordinary shares.

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

Board Diversity Matrix (As of January 31, 2023)
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

D.    Employees

As of December 31, 2022, we, our consolidated subsidiaries, and the VIEs had approximately 32,202 employees, including approximately 2,941 in management and administration, approximately 9,859 in our customer service centers, approximately 3,964 in sales and marketing, and approximately 15,438 in product development including supplier management personnel and technical support personnel. Most of our employees are based in Shanghai, Beijing, Nantong, and Chengdu.

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

We believe that we maintain a good working relationship with our employees, and we did not experience any significant labor disputes or any difficulty in recruiting staff for our operations in 2022.

E.    Share Ownership

As of January 31, 2023, 646,149,720 of our ordinary shares were issued and outstanding (excluding the 37,378,054 ordinary shares that were issued to Bank of New York Mellon, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and for our treasury ADSs, and treasury shares we own). Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2023 by each of our directors and executive officers and each person known to us to own beneficially more than 5% of our ordinary shares. Except as otherwise noted, the address of each person listed in the table is c/o Trip.com Group Limited, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Directors and Senior Management:
James Jianzhang Liang(3)	29,416,376	4.4%
Min Fan(4)	7,918,563	1.2%
Jane Jie Sun(5)	10,179,468	1.6%
Neil Nanpeng Shen(6)	*	*
Cindy Xiaofan Wang	*	*
Xing Xiong	*	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	*
All directors and officers as a group(7)	52,034,426	7.6%
Principal Shareholders:
Baidu Entities(8)	69,159,340	10.7%

*	Less than 1% of our total outstanding ordinary shares.

Notes:

(1)	Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities.

(2)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding as of January 31, 2023, the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after January 31, 2023.

(3)	Includes 7,858,776 ordinary shares held by Mr. Liang and 21,557,600 ordinary shares that were issuable upon exercise of options exercisable within 60 days after January 31, 2023 held by Mr. Liang.

(4)	Includes 6,858,959 ordinary shares held Mr. Fan and 1,059,604 ordinary shares that were issuable upon exercise of options exercisable within 60 days after January 31, 2023 held by Mr. Fan.

(5)	Includes 1,243,868 ordinary shares held by Ms. Sun and 8,935,600 ordinary shares that were issuable upon exercise of options exercisable within 60 days after January 31, 2023 held by Ms. Sun.

(6)	Mr. Shen’s business address is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.

(7)

Includes 17,783,970 ordinary shares and 34,250,456 ordinary shares that were issuable upon exercise of options exercisable within 60 days after January 31, 2023 held by all of our current directors and executive officers, as a group.

(8)

Includes 69,159,340 ordinary shares beneficially owned as of December 31, 2022 by Baidu Holdings Limited, a wholly-owned subsidiary of Baidu, Inc. (collectively, “Baidu Entities”). Information regarding beneficial ownership is reported as of December 31, 2022, based on the information provided by Baidu Entities to us. The address for Baidu Holdings Limited is c/o Baidu, Inc., No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China, and the address for Baidu, Inc. is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China.

To our knowledge, we believe that as of January 31, 2023, 432,612,913 ordinary shares were held by two record shareholders in the United States, including 432,612,905 ordinary shares (including ordinary shares that were issued for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and treasury shares that were repurchased but not retired by our company) held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Enforceability of Civil Liabilities

Our business operations are primarily conducted in China, and substantially all of our assets are located in China. Among our directors and executive officers, Neil Nanpeng Shen, Gabriel Li, and JP Gan habitually reside in Hong Kong while the other directors and executive officers all habitually reside in mainland China, and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and the courts of the Cayman Islands are unlikely to (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

We have also been advised by our Cayman Islands legal counsel that in those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in any federal or state court in the United States, the courts of the Cayman Islands will recognize and enforce in the courts of the Cayman Islands a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy).

A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that there is uncertainty as to whether the courts of mainland China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if (i) it is final and conclusive on the merits, (ii) the judgment has been rendered by a court of competent jurisdiction, (iii) the judgment must be for a fixed sum of money, (iv) the judgment must be between the same parties as those before the Hong Kong court, and (v) enforcement of the judgment is not a breach of natural justice or against public policy.

F.	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.    Related Party Transactions

Arrangements with the VIEs

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the travel agency and value-added telecommunications businesses in China. Therefore, we conduct part of our businesses through a series of contractual arrangements between our PRC subsidiaries, the VIEs and/or their respective shareholders. The VIEs hold the licenses and approvals for operating the travel agency, and value-added telecommunications businesses in China. As a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them. Accordingly, for accounting purposes, the contractual arrangements provide Trip.com Group Limited with a “controlling financial interest” in the VIEs as defined in FASB ASC 810, making Trip.com Group Limited the primary beneficiary of these companies, and Trip.com Group Limited thus has consolidated the financial results of operations, assets, and liabilities of these companies in its consolidated financial statements under U.S. GAAP. Moreover, we plan to enter into the same series of agreements with all of the future variable interest entities. As of the date of this annual report, Min Fan, our vice chairman of the board and president, Bo Sun, Maohua Sun, Qi Shi, Hui Cao, and Hui Wang, all being our officers or senior counsels, are the principal record owners of the VIEs. Neither Trip.com Group Limited nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs.

As of the date of this annual report, the equity holding structures of each of the significant VIEs are as follows:

•	Maohua Sun and Bo Sun owned 10.2% and 89.8%, respectively, of Ctrip Commerce (VIE).

•	Ctrip Commerce (VIE) owned 100% of Shanghai Huacheng (VIE).

•	Min Fan and Qi Shi owned 99.5% and 0.5%, respectively, of Chengdu Ctrip (VIE).

•	Hui Cao and Hui Wang owned 60% and 40%, respectively, of Qunar Beijing (VIE).

We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and the respective VIEs are substantially similar except for the amount of the business loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that the shareholders of the VIEs will not receive any personal benefits from these agreements except as shareholders of our company. According to our PRC legal counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current laws and regulations of China as of the date of this annual report. The principal terms of these agreements are described below.

Powers of Attorney. Each of the shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, signed an irrevocable power of attorney to appoint Ctrip Travel Network or Ctrip Travel Information, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of the applicable VIEs. Each such power of attorney will remain effective as long as the applicable VIE exists, and such shareholders of the applicable VIEs are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from us.

As of the date of this annual report, each of the shareholders of Qunar Beijing (VIE), Hui Cao and Hui Wang, also signed an irrevocable power of attorney authorizing an appointee, to exercise, in a manner approved by Qunar, on such shareholder’s behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing (VIE)’s articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder’s equity interest in Qunar Beijing (VIE). Each such power of attorney is effective until such time as such relevant shareholder ceases to hold any equity interest in Qunar Beijing (VIE). The terms of the power of attorney with respect to Qunar Beijing (VIE) are substantially similar to the terms described in the foregoing paragraph.

Technical Consulting and Services Agreements. Ctrip Travel Information and Ctrip Travel Network, each a wholly-owned PRC subsidiary of ours, provide the VIEs, except for Qunar Beijing (VIE), with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, the VIEs agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2020, 2021, and 2022, the VIEs paid Ctrip Travel Information (after our restructuring of business lines and restatement of contractual arrangements in 2015) and Ctrip Travel Network (after our restructuring of business lines and restatement of contractual arrangements in 2015) a quarterly fee based on the number of transportation tickets sold in the quarter, at an average rate of RMB3 (US$0.4) per ticket. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such VIEs have irrevocably appointed a designated person to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of the VIEs in the form of service fees. The services fees paid by all of the VIEs as a percentage of their total net income were 117%, 108%, and 136% for the years ended December 31, 2020, 2021, and 2022. Ctrip Travel Information or Ctrip Travel Network, as appropriate, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable VIE.

As of the date of this annual report, pursuant to the restated exclusive technical consulting and services agreement between Qunar Beijing (VIE) and Qunar Software, Qunar Software provides Qunar Beijing (VIE) with technical, marketing and management consulting services on an exclusive basis in exchange for service fee paid by Qunar Beijing (VIE) based on a set formula defined in the agreement subject to adjustment by Qunar Software at its sole discretion. This agreement will remain in effect until terminated unilaterally by Qunar Software or mutually. The terms of this agreement are substantially similar to the terms described in the foregoing paragraph.

Equity Pledge Agreements. The shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, have pledged their respective equity interests in the applicable VIEs as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such VIEs of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. This agreement shall be valid and binding on the parties, their heirs, successors and permitted assignees. In the event any of such VIE breaches any of its obligations or any shareholder of such VIEs breaches his or her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The pledge shall be established upon registration with the local branch of the SAMR, which has been completed, and will expire two years after the pledgor and the applicable VIEs no longer undertake any obligations under the above-referenced agreements.

As of the date of this annual report, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing (VIE) along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the relevant contractual arrangements mentioned herein. This agreement shall be valid and binding on the pledgors and each of their successors, and shall be valid on the pledgee and its successors and assignees. Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge shall be established upon registration with the local branch of the SAMR, which has been completed, and will expire when all obligations under the relevant contractual arrangements have been satisfied. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are substantially similar to the terms described in the foregoing paragraph.

Loan Agreements. Under the loan agreements we entered into with the shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, we extended long-term business loans to these shareholders of the VIEs with the sole purpose of providing funds necessary for the capitalization or acquisition of such VIEs. These business loan amounts were injected into the applicable VIEs as capital and cannot be accessed for any personal uses. The initial term of the loan agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension by written notice in advance. The loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such VIEs have no right to unilaterally terminate these agreements or repay the loan in advance. The loan agreements shall be valid and binding on the parties, their successors and permitted assignees. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the travel agency or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of the VIEs, as described in the following paragraph, and the loan agreements will be canceled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

As of the date of this annual report, pursuant to the loan agreement among Qunar Software, Hui Cao and Hui Wang, the loans extended by Qunar Software to each of Hui Cao and Hui Wang are only repayable by a transfer of such borrower’s equity interest in Qunar Beijing (VIE) to Qunar Software or its designated party, in proportion to the amount of the loan to be repaid. This loan agreement will continue in effect indefinitely until such time when (i) the borrowers receive a repayment notice from Qunar Software and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless Qunar Software sends a notice indicating otherwise within 15 calendar days after it is aware of such event. The loan agreements shall be valid and binding on the parties, their successors and permitted assignees. The terms of this loan agreement is substantially similar to the terms described in the foregoing paragraphs.

The following table sets forth, as of the date of this report, the amount of each business loan, the date each business loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the relevant significant VIE.

Date of Loan Agreement	Borrower	Significant VIE	Principal		Interest	Maturity Date	Outstanding Balance
			RMB	US$			RMB	US$

			(in millions)				(in millions)
November 30, 2021	Bo Sun	Ctrip Commerce (VIE)	808.2	117.2	None	November 29, 2031	808.2	117.2
April 9, 2019	Maohua Sun	Ctrip Commerce (VIE)	88.7	12.9	None	December 13, 2025	88.7	12.9
December 14, 2015	Maohua Sun	Ctrip Commerce (VIE)	3.1	0.4	None	December 13, 2025	3.1	0.4
March 20, 2017	Min Fan	Chengdu Ctrip (VIE)	477.6	69.2	None	December 13, 2025	477.6	69.2
December 14, 2015	Min Fan	Chengdu Ctrip (VIE)	19.9	2.9	None	December 13, 2025	19.9	2.9
March 20, 2017	Qi Shi	Chengdu Ctrip (VIE)	2.4	0.3	None	December 13, 2025	2.4	0.3
December 14, 2015	Qi Shi	Chengdu Ctrip (VIE)	0.1	0.0	None	December 13, 2025	0.1	0.0
March 23, 2016	Hui Cao	Qunar Beijing (VIE)	6.6	1.0	None	Until repayment notice	6.6	1.0
March 23, 2016	Hui Wang	Qunar Beijing (VIE)	4.4	0.6	None	Until repayment notice	4.4	0.6

Exclusive Option Agreements. As consideration for our entering into the loan agreements described above, each of the shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in the applicable VIEs at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the shareholder of relevant VIE. Subject to the evaluation requirements or other restrictions imposed by applicable PRC laws and regulations, the purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of such VIEs pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. This agreement shall be valid and binding on the parties, their heirs, successors and permitted assignees. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the shareholder of applicable VIE.

Hui Cao and Hui Wang also entered into an equity option agreement with Qunar, Qunar Software and Qunar Beijing (VIE). This equity option agreement contains arrangements that are similar to that as described in the foregoing paragraph. This agreement will remain effective with respect to each of Qunar Beijing (VIE)’s shareholders until all of the equity interest has been transferred or Qunar and Qunar Software terminates the agreement unilaterally with 30 days’ prior written notice. This agreement shall be valid and binding on the parties, their successors and permitted assignees.

The VIEs and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of the VIEs without our prior written consent. They also agree to accept our guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

In addition, we also enter into technical consulting and services agreements with some of the majority or wholly-owned subsidiaries of the VIEs, and these subsidiaries of the VIEs pay us service fees based on the level of services provided. The existence of such technical consulting and services agreements provides us with the enhanced ability to transfer economic benefits of these majority or wholly-owned subsidiaries of the VIEs to us in exchange for the services provided, and this is in addition to our existing ability to consolidate and extract the economic benefits of these majority or wholly-owned subsidiaries of the VIEs. For instance, the VIEs may cause the economic benefits to be channeled to them in the form of dividends, which then may be further consolidated and absorbed by us through the contractual arrangements described above.

Share Incentive Grants

Please refer to “Item 6. Directors, Senior Management and Employees — B. Compensation — Employees’ Share Incentive Plans.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Commissions from Homeinns and BTG

In December 2016, in connection with our share exchange transaction with BTG Hotels (Group) Co., Ltd., or BTG, and Homeinns Hotel Group, or Homeinns, we exchanged our previously held equity interest in Homeinns for an equity method investment in BTG. BTG had entered into agreements with us to provide hotel rooms for our customers. Total commissions from BTG amounted to RMB38 million (US$5 million) for the year ended December 31, 2022. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Commissions from H World and its affiliates

One of our hotel partners, H World, has a director in common with our company and a director who is a family member of one of our officers. H World has entered into agreements with us to provide hotel rooms for our customers. Total commissions H World paid us amounted to RMB55 million (US$8 million) for the year ended December 31, 2022. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Commissions and other service fees to/from Tongcheng Travel

In 2018, eLong, Inc. completed a merger with Tongcheng Network Technology Co., Ltd., or LY.com, and the enlarged group Tongcheng Travel Holdings Limited (formerly known as Tongcheng-eLong Holdings Limited), or Tongcheng Travel, supersedes eLong, Inc. and LY.com. In exchange for our prior holdings in eLong, Inc., we received an equity method investment in the enlarged group. Tongcheng Travel uses its platform to promote the hotel rooms provided by us from our travel suppliers and provides marketing and other services to us. We also promote Tongcheng Travel’s hotel rooms on our platform and provide technology services to Tongcheng Travel. Total commissions and other service fees paid by us to Tongcheng Travel amounted to RMB21 million (US$3 million), and total commissions and other service fees paid by Tongcheng Travel to us amounted to RMB148 million (US$21 million) for the year ended December 31, 2022.

Technology service fees from Shangcheng Consumer Finance

We provide Shangcheng Consumer Finance Corporation Limited, an equity method investee of us, or Shangcheng Consumer Finance, access to our platform to provide financial services to our users. Total technology service fees from Shangcheng Consumer Finance amounted to RMB172 million (US$25 million) for the year ended December 31, 2022.

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

We have received dividends from our subsidiaries, which have received consulting or other fees from the VIEs. In accordance with currently effective PRC laws and regulations, our subsidiaries and the VIEs in China are required to allocate to their statutory reserve funds at least 10% of their respective after-tax profits for the year determined in accordance with PRC accounting standards and regulations. Each of our subsidiaries and the VIEs in China may stop allocations to its statutory reserve funds if such reserve funds have reached 50% of their registered capital.

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

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

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

A quorum required for a meeting of shareholders consists of at least two shareholders (or, if our company has only one shareholder, that one shareholder) holding (i) not less than ten per cent. of the votes attaching to all issued and outstanding shares, for as long as our shares remain listed on The Stock Exchange of Hong Kong Limited, or (ii) otherwise not less than one-third of the issued and outstanding voting shares in our company, present in person or by proxy. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than ten per cent in par value of our share capital for as long as our shares remain listed on The Stock Exchange of Hong Kong Limited. Advance notice of (i) at least 14 days, for as long as our shares remain listed on The Stock Exchange of Hong Kong Limited, or (ii) otherwise at least a seven-day notice is required for the convening of any of our shareholders meetings.

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

For details of our board of directors and its committees, see “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

C.	Material Contracts

Other than in the ordinary course of business and other than the one described under this item, in “Item 4. Information on the Company” and “Item 7. — Major Shareholders and Related Party Transactions — B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report: (i) a facility agreement dated October 18, 2021 among our company (as borrower), Bank of China Limited and The HongKong and Shanghai Banking Corporation Limited (as mandated lead arrangers and bookrunners), and other parties thereto, and (ii) a facility agreement dated December 2, 2022 among our company (as borrower), China Construction Bank Corporation Hong Kong Branch, DBS Bank Ltd., The HongKong and Shanghai Banking Corporation Limited, Standard Chartered Bank (Hong Kong) Limited and Industrial and Commercial Bank Of China Shanghai Cao He Jing Hi-tech Park Sub-branch (as mandated lead arrangers and bookrunners), and other parties thereto.

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

PRC Taxation

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% may be imposed on dividends that non-PRC resident enterprise holders of our ADSs receive from us and on gains realized on their sale or other disposition of ADSs, if such income is considered as income derived from within China. See “Item 3. Key Information — D. Risk factors — Risks Relating to Our Corporate Structure — Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.”

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), published positions of the Internal Revenue Service (the “IRS”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

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

Sale or Other Taxable Dispositions

Subject to discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law and gain from the disposition of the ADSs or ordinary shares is subject to tax in China, such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes under the Treaty. Pursuant to recently issued Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable years.

Assuming we are the owner of the VIEs for U.S. federal income tax purposes, based on our income and assets, and the value of our ADSs, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2022 and we do not expect to be a PFIC for the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. Our exposure to interest rate risk primarily relates to interest income generated by bank deposit and short-term investment, as well as interest expenses associated with floating rate based bank borrowings and syndicated loans. For information about these notes and bank borrowings, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources.” We have used interest swap contracts to hedge our exposure to interest rate risk. Based on our cash balance as of December 31, 2022, a one basis point decrease in interest rates would result in an RMB6 million (US$1 million) decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. We have not used derivative financial instruments to reduce the risk for the fixed rate based bank borrowings. We have not been exposed to nor do we anticipate being exposed to material risks due to changes in interest rates for the fixed rate based bank borrowings.

Foreign Exchange Risk. The majority of our revenues are denominated in Renminbi. While a portion of our financial assets, financial liabilities and dividend payments are denominated in U.S. dollars, we may use foreign exchange spot, forwards, or other contracts to hedge our exposure to foreign currency risk where we deem necessary. Any significant revaluation of Renminbi against U.S. dollar may adversely affect our cash flow, earnings, and financial position, and the value of, and any dividends payable on, our ordinary shares and ADSs. As of December 31, 2022, a 1% strengthening or weakening of Renminbi against U.S. dollars would have increased or decreased our net loss by 0.5%. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—Future movements in exchange rates between U.S. dollars and Renminbi may adversely affect the value of our ordinary shares or ADSs.”

Investment Risk. As of December 31, 2022, our equity method investments totaled US$2.8 billion. We periodically review our investments for impairment. Unrealized gains on transactions between the affiliated entity and us are eliminated to the extent of our interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We are unable to control these factors and an impairment charge recognized by us will impact our operating results and financial position. As of December 31, 2022, our remaining investments were mainly equity security investments measured at fair market value and time deposits and financial products in commercial banks, and the financial reporting risks associated with these investments are not considered significant and particularly sensitive to management judgments.

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

Fees and Payments from the Depositary to Us

We expect to receive from the depositary a reimbursement of approximately US$8.7 million, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2022. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.

Dealings and Settlement of Shares in Hong Kong

Our ordinary shares now trade on the Hong Kong Stock Exchange in board lots of 50 ordinary shares. Dealings in our ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	Accounting and Financial Reporting Council of Hong Kong transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;

•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

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

The depositary for the ADSs is The Bank of New York Mellon, whose principal executive office is located at 240 Greenwich Street, New York, New York 10286, United States.

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

For the year ended December 31, 2022, we used the remaining HK$8.6 billion of the net proceeds from our public offering for the purpose as disclosed in our registration statement of our public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, Jane Jie Sun, and our chief financial officer, Cindy Xiaofan Wang, has performed an assessment of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that assessment, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2022.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in their report.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in their report that appears on page F-2 of this annual report.

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

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, financial controller, vice presidents and any other persons who perform similar functions for us, as amended and restated from time to time. We have filed our currently effective code of business conduct and ethics as an exhibit to our annual report on Form 20-F, and posted the code on our investor relations website at investors.trip.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal accountant, for the periods indicated.

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$
Audit Fees(1)	20,070,998	22,093,615	3,203,273
Audit-Related Fees(2)	400,000	—	—
Tax Fees(3)	776,637	949,875	137,719

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

In May 2022, the SEC conclusively listed Trip.com Group Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor who issued the audit report for us for the fiscal year ended December 31, 2021 is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no Cayman Islands or PRC governmental entities owns any shares of Trip.com Group Limited, the VIEs, or the VIEs’ subsidiaries, (ii) the PRC governmental entities do not have a controlling financial interest in Trip.com Group Limited, the VIEs, or the VIEs’ subsidiaries, (iii) none of the members of the board of directors of Trip.com Group Limited or its operating entities, including the VIEs and the VIEs’ subsidiaries, is an official of the Communist Party of China, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Trip.com Group Limited, the VIEs, or the VIEs’ subsidiaries contains any charter of the Communist Party of China.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Trip.com Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on December 21, 2021 (incorporated by reference to Exhibit 3.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 21, 2021)
2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Form 424b3 (File No. 333-233932) filed with the Securities and Exchange Commission on March 18, 2021)
2.2	Specimen Stock Certificate of the Registrant (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
2.3	Rights Agreement dated as of November 23, 2007 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2007)
2.4	First Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)
2.5	Second Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)
2.6	Third Amendment to the Rights Agreement dated as of May 29, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on June 4, 2015)
2.7	Fourth Amendment to the Rights Agreement dated as of October 26, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on October 27, 2015)
2.8	Fifth Amendment to the Rights Agreement dated as of December 23, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on December 23, 2015)
2.9	Sixth Amendment to the Rights Agreement dated as of August 30, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)
2.10	Seventh Amendment to the Rights Agreement dated as of November 13, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)

Exhibit Number	Document
2.11	Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among the Registrant, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)
2.12*	Description of Securities
4.1	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.2*	Form of Employment Agreement between the Registrant and its executive officers
4.3	Translation of Executed Form of Technical Consulting and Services Agreement between a wholly-owned subsidiary of the Registrant and a VIE, as currently in effect, and a schedule of all executed technical consulting and services agreements adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.4	Translation of Executed Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and shareholders of a VIE, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.5	Translation of Executed Form of Exclusive Call Option Agreement among a wholly-owned subsidiary of the Registrant, a VIE and a shareholder of the VIE, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.6	Translation of Executed Form of Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and a shareholder of a VIE, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.7	Translation of Executed Form of Power of Attorney by a shareholder of a VIE, as currently in effect, and a schedule of all executed power of attorney adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.8	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.9	Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2004)
4.10	Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

4.11	2007 Share Incentive Plan of the Registrant, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)
4.12	Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)
4.13	Standstill Agreement dated as of October 26, 2015 between Baidu, Inc. and the Registrant (incorporated by reference to Exhibit 3 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)
4.14	Registration Rights Agreement dated as of October 26, 2015 between Baidu Holdings Limited and the Registrant (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)
4.15	Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards dated December 9, 2015 between the Registrant and Qunar Cayman Islands Limited (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.16	Restated Exclusive Technical Consulting and Services Agreement dated March 23, 2016 between Beijing Qu Na Information Technology Co., Ltd. and Beijing Qunar Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.17	Loan Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.18	Equity Option Agreement dated March 23, 2016 among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Co., Ltd., Hui Cao, Hui Wang and Beijing Qu Na Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.19	Equity Interest Pledge Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.20	Power of Attorney by Hui Cao and Hui Wang dated March 23, 2016 (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.21	Registration Rights Agreement dated August 30, 2019 between the Registrant and MIH Internet SEA Private Limited (incorporated by reference to Exhibit 99.2 to Schedule 13D (File No. 005-79455) filed by MIH Internet SEA Private Limited and Naspers Limited with the Securities and Exchange Commission on September 5, 2019)
4.22	Cooperation Agreement dated August 30, 2019 among the Registrant, MIH Internet SEA Private Limited and Myriad International Holdings B.V. (incorporated by reference to Exhibit 99.3 to Schedule 13D (File No. 005-79455) filed by MIH Internet SEA Private Limited and Naspers Limited with the Securities and Exchange Commission on September 5, 2019)
4.23	Second Amended and Restated Global Share Incentive Plan (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.24	Facility Agreement dated April 3, 2020 among the Registrant (as borrower), Standard Chartered Bank (Hong Kong) Limited, Industrial and Commercial Bank of China (Macau) Limited, and China Construction Bank (Asia) Corporation Limited (as original mandated lead arrangers, bookrunners, and underwriters), and other parties thereto (incorporated by reference to Exhibit 4.36 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.25	Indenture dated July 20, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027 (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 15, 2021)

4.26	Supplemental Indenture dated December 15, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027 (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 15, 2021)
4.27	Facility Agreement dated October 18, 2021 among the Registrant (as borrower), Bank of China Limited and The HongKong and Shanghai Banking Corporation Limited (as mandated lead arrangers and bookrunners), and other parties thereto (incorporated by reference to Exhibit 4.32 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.28*	Facility Agreement dated December 2, 2022 among the Registrant (as borrower), China Construction Bank Corporation Hong Kong Branch, DBS Bank Ltd., The HongKong and Shanghai Banking Corporation Limited, Standard Chartered Bank (Hong Kong) Limited and Industrial and Commercial Bank Of China Shanghai Cao He Jing Hi-tech Park Sub-branch (as mandated lead arrangers and bookrunners), and other parties thereto
8.1*	List of Significant Consolidated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant, as amended and restated as of April 19, 2021 (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRIP.COM GROUP LIMITED

By:	/s/ Jane Jie Sun
	Name:	Jane Jie Sun
	Title:	Chief Executive Officer and Director

Date: March 27, 2023

TRIP.COM GROUP LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Trip.com Group Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Trip.com Group Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income/(loss) and comprehensive income/(loss), of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control - Integrated Framework
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
Valuation of investments classified under Level 3 in the fair value hierarchy
As described in Note 8 to the consolidated financial statements, as of December 31, 2022, the Company had investments of RMB 2,601 million classified under Level 3 in the fair value hierarchy (the “Level 3 Investments”). The fair values of the Level 3 Investments were determined by management based on an income approach utilizing various unobservable inputs which required significant judgment by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility, and probability in equity allocation.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the fair values of the Level 3 Investments, including controls over the development of the significant assumptions and estimates related to the fair value measurements, including the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility, and probability in equity allocation. These procedures also included, among others, reading the investment agreements, testing management’s process for developing the fair value measurements of the Level 3 Investments, evaluating the appropriateness of the income approach, testing the completeness, accuracy and relevance of underlying data used in the model, and evaluating the significant assumptions and estimates used by management, including the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility, and probability in equity allocation. Evaluating management’s estimates and assumptions for the revenue growth rate involved considering the past performance of the investees’ businesses, benchmarking of peer companies as well as economic and industry forecasts. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s valuation approach and the reasonableness of management’s assumptions for the weighted average cost of capital, lack of marketability discounts, expected volatility, and probability in equity allocation.
/s/PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
March 2
7
, 2023
We have served as the Company’s auditor since 2003.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(In millions, except for share and per share data)

	2020	2021	2022	2022
	RMB	RMB	RMB	US$ (Note 2)
Revenues:

Accommodation reservation	7,132	8,148	7,400	1,073
Transportation ticketing	7,146	6,905	8,253	1,197
Packaged tours	1,241	1,105	797	116
Corporate travel	877	1,347	1,079	157
Others	1,931	2,524	2,526	366

Total revenues	18,327	20,029	20,055	2,909
Less: Sales tax and surcharges	(11)	(6)	(16)	(2)

Net revenues	18,316	20,023	20,039	2,907
Cost of revenues	(4,031)	(4,598)	(4,513)	(654)

Gross profit	14,285	15,425	15,526	2,253

Operating expenses:
Product development	(7,667)	(8,992)	(8,341)	(1,209)
Sales and marketing	(4,405)	(4,922)	(4,250)	(616)
General and administrative	(3,636)	(2,922)	(2,847)	(413)

Total operating expenses	(15,708)	(16,836)	(15,438)	(2,238)

(Loss)/income from operations	(1,423)	(1,411)	88	15
Interest income	2,187	2,132	2,046	297
Interest expense	(1,716)	(1,565)	(1,514)	(219)
Other (expense)/income	(273)	373	2,015	292

(Loss)/Income before income tax expense and equity in (loss)/income of affiliates	(1,225)	(471)	2,635	385
Income tax expense	(355)	(270)	(682)	(99)
Equity in (loss)/income of affiliates	(1,689)	96	(586)	(85)

Net (loss)/income	(3,269)	(645)	1,367	201
Net loss attributable to non-controlling interests	62	95	36	5
Accretion to redemption value of redeemable non-controlling interests	(40)	—	—	—

Net (loss)/income attributable to Trip.com Group Limited	(3,247)	(550)	1,403	206

Net (loss)/income	(3,269)	(645)	1,367	201
Other comprehensive (loss)/income:
Foreign currency translation	75	2	78	11
Unrealized securities holding (losses)/gains, net of tax	(178)	2	(1,126)	(163)
Less: Reclassification adjustment for losses included in net (loss)/income, net of tax (Note 7)	—	—	884	128

Total comprehensive (loss)/income	(3,372)	(641)	1,203	177
Comprehensive loss attributable to non-controlling interests	22	95	43	6

Comprehensive (loss)/income attributable to Trip.com Group Limited	(3,350)	(546)	1,246	183

(Losses)/earnings per ordinary share (Note i)
— Basic	(5.40)	(0.87)	2.17	0.31
— Diluted	(5.40)	(0.87)	2.14	0.31
(Losses)/earnings per ADS
— Basic	(5.40)	(0.87)	2.17	0.31
— Diluted	(5.40)	(0.87)	2.14	0.31
Weighted average ordinary shares outstanding (Note i)
— Basic shares	600,888,208	634,109,233	648,380,590	648,380,590
— Diluted shares	600,888,208	634,109,233	657,092,826	657,092,826
Share-based compensation included in Operating expense s above is as follows:
Product development	964	802	567	82
Sales and marketing	159	149	115	17
General and administrative	750	730	506	73
Note i: Basic and diluted losses per ordinary share and weighted average ordinary shares outstanding for the years ended December 31, 2020 have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021 as detailed in Note 2 and Note 20.
The accompanying notes are an integral part of these consolidated financial statements.

TRIP.COM GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2022
(In millions, except for share and per share data)

	2021	2022	2022
	RMB	RMB	US$ (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	19,818	17,000	2,465
Restricted cash	1,378	1,487	216
Short-term investments	29,566	25,545	3,703
Accounts receivable, net (Allowance for credit losses of RMB482 million and RMB292 million as of December 31, 2021 and 2022, respectively)	4,649	5,486	795
Due from related parties (Allowance for credit losses of RMB56 million and RMB213 million as of December 31, 2021 and 2022, respectively)	1,665	1,748	253
Prepayments and other current assets (Allowance for credit losses of RMB277 million and RMB265 million as of December 31, 2021 and 2022, respectively)	9,032	10,169	1,475

Total current assets	66,108	61,435	8,907
Long-term prepayments and other assets	371	545	79
Long-term receivables due from related parties	25	25	4
Land use rights	86	83	12
Property, equipment and software	5,534	5,204	755
Investments	44,961	50,177	7,275
Goodwill	59,353	59,337	8,603
Intangible assets	12,960	12,742	1,847
Right-of-use assets	777	819	119
Deferred tax assets	1,684	1,324	192

Total assets	191,859	191,691	27,793

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	39,866	32,674	4,737
Accounts payable	6,019	7,569	1,097
Due to related parties	138	156	23
Salary and welfare payable	3,894	3,918	568
Taxes payable	1,065	835	121
Advances from customers	7,535	8,278	1,200
Accrued liability for rewards program	400	396	57
Other payables and accruals	7,301	7,413	1,076

Total current liabilities	66,218	61,239	8,879
Deferred tax liabilities	3,527	3,487	506
Long-term debt	11,093	13,177	1,911
Long-term lease liability	400	534	77
Other long-term liabilities	165	235	34

Total liabilities	81,403	78,672	11,407

Commitments and contingencies (Note 20)
SHAREHOLDERS’ EQUITY
Share capital (US$0.00125 par value; 1,400,000,000 shares authorized)	6	6	1
Additional paid-in capital	93,829	95,196	13,802
Statutory reserves	734	825	119
Accumulated other comprehensive loss	(1,604)	(1,768)	(256)
Retained earnings	18,823	20,135	2,919
Less: Treasury stock	(2,111)	(2,111)	(306)

Total Trip.com Group Limited shareholders’ equity	109,677	112,283	16,279
Non-controlling interests	779	736	107

Total shareholders’ equity	110,456	113,019	16,386

Total liabilities and shareholders’ equity	191,859	191,691	27,793

The accompanying notes are an integral part of these consolidated financial statements.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding (Note i)	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Number of Treasury stock (Note i)	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2019	592,691,232	6	83,614	635	(1,505)	22,803	(23,432,968)	(2,111)	103,442	2,261	105,703

Cumulative effect of adoption of new accounting standard (Note 2)	—	—	—	—	—	(83)	—	—	(83)	—	(83)
Issuance of ordinary shares for the exercise of stock options	6,935,904	—	159	—	—	—	—	—	159	—	159
Share-based compensation	—	—	1,873	—	—	—	—	—	1,873	—	1,873
Appropriations to statutory reserves	—	—	—	3	—	(3)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	75	—	—	—	75	—	75
Unrealized securities holding losses	—	—	—	—	(178)	—	—	—	(178)	—	(178)
Accretion of redeemable non-controlling interests	—	—	—	—	—	(40)	—	—	(40)	—	(40)
Net loss	—	—	—	—	—	(3,207)	—	—	(3,207)	(62)	(3,269)
Deconsolidation of shares in subsidiaries	—	—	—	—	—	—	—	—	—	176	176
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	5	5
Disposal of shares in subsidiaries	—	—	—	(1)	—	—	—	—	(1)	(233)	(234)
Equity transaction in which a non-controlling interest in a subsidiary is exchanged for a non-controlling interest in another subsidiary	—	—	9	—	—	—	—	—	9	(9)	—
Acquisition of additional shares in subsidiaries	—	—	(1,695)	—	—	—	—	—	(1,695)	(925)	(2,620)

Balance as of December 31, 2020	599,627,136	6	83,960	637	(1,608)	19,470	(23,432,968)	(2,111)	100,354	1,213	101,567

Note i: The number of shares outstanding and treasury stock have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021 as detailed in Note 2 and Note 20.
The accompanying notes are an integral part of these consolidated financial statements.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
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

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2021	641,329,557	6	93,829	734	(1,604)	18,823	(23,432,968)	(2,111)	109,677	779	110,456

Issuance of ordinary shares for the exercise of stock options	4,737,273	0	179	—	—	—	—	—	179	—	179
Share-based compensation	—	—	1,188	—	—	—	—	—	1,188	—	1,188
Appropriations to statutory reserves	—	—	—	91	—	(91)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	78	—	—	—	78	—	78
Unrealized securities holding losses	—	—	—	—	(1,126)	—	—	—	(1,126)	—	(1,126)
Less: Amounts reclassified from accumulated other comprehensive income/(loss) to net (loss)/income (Note 7)	—	—	—	—	884	—	—	—	884	—	884
Net income/(loss)	—	—	—	—	—	1,403	—	—	1,403	(36)	1,367
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	(4)	(4)
Acquisition of additional equity interests of subsidiaries	—	—	—	—	—	—	—	—	—	(3)	(3)

Balance as of December 31, 2022	646,066,830	6	95,196	825	(1,768)	20,135	(23,432,968)	(2,111)	112,283	736	113,019

The accompanying notes are an integral part of these consolidated financial statements.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(In millions)

	2020	2021	2022	2022
	RMB	RMB	RMB	US$ (Note 2)
Cash flows from operating activities:
Net (loss)/income	(3,269)	(645)	1,367	201
Adjustments to reconcile net (loss)/income to cash (used in)/provided by operating activities:
Share-based compensation	1,873	1,681	1,188	172
Equity in loss/(income) of affiliates	1,689	(96)	586	85
Loss from disposal of property, equipment and software	100	97	24	4
Gain on deconsolidation of subsidiaries	(1,091)	—	—	—
Loss/(gain) from disposal of long-term investment	602	(63)	(23)	(3)
Gain from disposal of subsidiaries	(36)	(4)	—	—
Impairments of long-term investments	905	96	949	138
Gain from settlement of contingency consideration related to a business combination	—	(30)	—	—
Gain on loan forgiveness	—	(68)	—	—
Changes in fair value for equity securities investment and exchangeable senior notes	612	170	(1,338)	(194)
Gain from the fair value remeasurement upon the discontinuance of the equity method of the investments	—	—	(1,135)	(165)
Gain from foreign currency forwards	(47)	(57)	(59)	(9)
Allowance for credit losses	700	141	296	43
Depreciation of property, equipment and software	790	723	632	92
Amortization of intangible assets and land use rights	427	298	243	35
Amortization of right of use assets	349	392	416	60
Deferred income tax (expenses)/benefits	(493)	(337)	295	40
Changes in current assets and liabilities, net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions, net of deconsolidation:
Decrease/(Increase) in accounts receivable	3,189	(468)	(701)	(103)
Decrease/(Increase) in due from related parties	821	149	(240)	(35)
Decrease/(Increase) in prepayments and other current assets	3,838	(560)	(1,659)	(241)
Decrease in long-term receivables	60	38	7	1
(Decrease)/increase in accounts payable	(7,762)	1,513	1,309	190
(Decrease)/increase in due to related parties	(159)	(97)	18	3
(Decrease)/increase in salary and welfare payable	(1,318)	361	24	3
Decrease in taxes payable	(242)	(149)	(228)	(33)
(Decrease)/increase in advances from customers	(4,073)	(69)	708	103
Decrease in accrued liability for rewards program	—	(78)	(4)	(1)
Decrease in other payables and accruals	(1,288)	(463)	(34)	(6)

Net cash (used in)/provided by operating activities	(3,823)	2,475	2,641	380

Cash flows from investing activities:
Purchase of property, equipment and software	(532)	(570)	(497)	(72)
Cash paid for long-term investments	(9,770)	(6,818)	(12,258)	(1,777)
Cash paid for business combinations, net of cash acquired	(958)	(42)	(5)	(1)
Purchase of intangible assets	—	(1)	(1)	—
Decrease in short-term investments	6,909	3,233	13,297	1,928
Cash received from loans to the users	3,992	4,542	5,499	797
Cash paid for loans to the users	(3,944)	(4,709)	(5,277)	(765)
Net change in loans to the users with terms of less than three months	91	(1,050)	217	31
Cash received from disposal of long-term investments	708	1,269	161	23
Cash disposed from deconsolidation of subsidiaries	(313)	—	—	—
Cash disposed from disposal of subsidiaries	(4)	(2)	—	—

Net cash (used in)/provided by investing activities	(3,821)	(4,148)	1,136	164

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(In millions)

	2020	2021	2022	2022
	RMB	RMB	RMB	US$ (Note 2)
Cash flows from financing activities:
Proceeds from/(repayment of) short-term bank loans, net	4,020	5,600	(4,870)	(706)
Proceeds from long-term bank loans	14,189	15	9,808	1,422
Repayment of long-term loans, including current portion	(3,589)	(3,608)	(10,371)	(1,505)
Proceeds from issuance of ordinary shares net of issuance cost (Note 19)	—	7,984	—	—
Proceeds from exercise of share options	159	307	179	26
Cash paid for acquisition of additional equity interests of subsidiaries	(2,089)	(321)	(116)	(17)
Cash paid for settlement of convertible notes	(9,522)	(6,426)	(521)	(75)
Proceeds from securitization debt	147	752	—	—
Cash paid for settlement of securitization debt	(690)	(384)	(826)	(120)
Cash received from non-controlling shareholders	5	—	—	—
Proceeds from issuance of exchangeable senior notes	3,395	—	—	—

Net cash provided by/(used in) financing activities	6,025	3,919	(6,717)	(975)

Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	(713)	(465)	231	39
Net (decrease)/increase in cash and cash equivalents, restricted cash	(2,332)	1,781	(2,709)	(392)
Cash and cash equivalents, restricted cash, beginning of year	21,747	19,415	21,196	3,073

Cash and cash equivalents, restricted cash, end of year*	19,415	21,196	18,487	2,681

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	1,239	753	471	68
Cash paid for interest, net of amounts capitalized	1,642	1,498	1,444	209
Supplemental schedule of non-cash investing and financing activities
Non-cash consideration paid for business acquisitions, investments and non-controlling interest	(50)	(278)	(6)	(1)
Accruals related to purchase of property, equipment and software	(126)	(94)	(28)	(4)
Unpaid cash consideration for business acquisitions and acquisition of additional equity interest of subsidiary	(43)	(309)	(32)	(5)

*	As of December 31, 2019, cash and cash equivalents and restricted cash are RMB19.9 billion and RMB1.8 billion respectively.
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
Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
On March 18, 2021, the Company announced the resolution that was adopted and approved at the Company’s extraordinary general meeting of shareholders: Each of the Company’s issued and unissued ordinary shares of a nominal or par value of
US$0.01 each in the capital of the Company be and is hereby subdivided into eight (8) ordinary shares of a nominal or par value of US$0.00125 each in the capital of the Company, effective from March 18, 2021 (“Share Subdivision”). The Company also announced that, concurrently with the effectiveness of the Share Subdivision, the ratio of ADS to ordinary share will be adjusted from eight (8) ADSs representing one (1) ordinary share to one (1) ADS representing one (1) ordinary share (the “ADS Ratio Change”). The number of ordinary shares as disclosed in these consolidated financial statements are prepared on a basis after taking into account the effects of the Share Subdivision and the ADS Ratio Change and have been retrospectively adjusted accordingly.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.
Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries. All significant transactions and balances between the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.
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
The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for the VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. The Company is considered as the primary beneficiary of the VIEs according to FASB ASC 810 and thus consolidates the financial statements each of these entities under U.S. GAAP. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries:

The following is a summary of the Company’s major VIEs and VIEs’ subsidiaries:

Name of major VIEs and their major subsidiaries	Date of establishment/acquisition

Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000

Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (“Shanghai Huacheng”, a subsidiary of Shanghai Ctrip Commerce)	Established on March 13, 2001

Chengdu Ctrip Travel Agency Co., Ltd. (“Chengdu Ctrip”)	Established on January 8, 2007

Beijing Qu Na Information Technology Company Limited (“Qunar Beijing”)	Established on March 17, 2006
The Company is considered the primary beneficiary of each of the VIEs and the VIEs’ subsidiaries, as defined above, and has consolidated the financial statements of each under U.S. GAAP.
Major variable interest entities and their subsidiaries
The Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs’ subsidiaries as stated in above. These VIEs and VIEs’ subsidiaries are used solely to facilitate the Company’s participation in internet content provision, advertising business, travel agency and air-ticketing
services in the People’s Republic of China (“PRC”). From 2015, the Company restructured its business lines to change some of the VIEs to its wholly owned subsidiaries, which carry out the businesses that are not foreign ownerships restricted.
Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a telecommunications operation license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB900,000,000 as of December 31, 2022.
Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a travel agency operation license and mainly provides domestic, inbound and outbound tour services and air-ticketing
services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of December 31, 2022.
Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds a domestic travel agency license and is engaged in the provision of air-ticketing
service. Two senior officers of the Company hold 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB500,000,000 as of December 31, 2022.
Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various licenses for domestic and cross-border business of Qunar. Two senior officers of the Company hold 100% of the equity interest in Qunar Beijing. The registered capital of Qunar Beijing was RMB11,000,000 as of December 31, 2022.
The capital injected by senior officers are funded by the Company and are recorded as long-term business loans to related parties, which are eliminated with registered capital of VIEs upon consolidation. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.
As of December 31, 2022, the Company has various agreements with the consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements which result in the Company being the primary beneficiary of each entity and which provides the basis for consolidation of the financial statements of each VIE pursuant to ASC 810.
Details of certain key agreements with the major VIEs are as follows:
Powers of Attorney:
Each of the shareholders of the Company’s VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, signed an irrevocable power of attorney to appoint Ctrip Travel Network or Ctrip Travel Information, as attorney-in-fact
to vote, by itself or any other person to be designated at its discretion, on all matters of the applicable VIEs. Each such power of attorney will remain effective as long as the applicable VIE exists, and such shareholders of the applicable VIEs are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from the Company.
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

Technical Consulting and Services Agreements:
Ctrip Travel Information and Ctrip Travel Network, each a wholly owned PRC subsidiary of the Company, provide the Company’s VIEs, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. The Company also maintain its network platforms. In consideration for the Company’s services, the Company’s VIEs agree to pay the Company service fees as calculated in such manner as determined by the Company from time to time based on the nature of service, which may be adjusted periodically. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such VIEs have irrevocably appointed a designated person to vote on their behalf on all matters they are entitled to vote on, the Company has the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of the Company’s VIEs in the form of service fees. Ctrip Travel Information or Ctrip Travel Network, as appropriate, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in
10-year
terms unless the Company disapprove the extension. The Company retains the exclusive right to terminate the agreements at any time by delivering a
30-day
advance written notice to the applicable

VIE.
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
Share Pledge Agreements:
The shareholders of the Company’s VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, have pledged their respective equity interests in the applicable VIEs as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such VIEs of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. This agreement shall be valid and binding on the parties, their heirs, successors and permitted assignees. In the event any of such VIE breaches any of its obligations or any shareholder of such VIEs breaches his or her obligations, as the case may be, under these agreements, the Company is entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The pledge shall be established upon registration with the local branch of the PRC State Administration for Market Regulation (“SAMR”), which has been completed, and will expire two years after the pledgor and the applicable VIEs no longer undertake any obligations under the above-referenced agreements.
As of the date of this annual report, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the relevant contractual arrangements mentioned herein. This agreement shall be valid and binding on the pledgors and each of their successors, and shall be valid on the pledgee and its successors and assignees. Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge shall be established upon registration with the local branch of the SAMR, which has been completed, and will expire when all obligations under the relevant contractual arrangements have been satisfied. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are otherwise substantially similar to the terms described in the foregoing paragraph.
Loan Ag
re
ements:
Under the loan agreements the Company entered into with the shareholders of the Company’s VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, the Company extended long-term business loans to these shareholders of the Company’s VIEs with the sole purpose of providing funds necessary for the capitalization or acquisition of such VIEs. These business loan amounts were injected into the applicable VIEs as capital and cannot be accessed for any personal uses. The initial term of the loan agreement
s is
10
years and may be renewed automatically in
10
-year
terms unless the Company disapprove the extension by written notice in advance. The loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such VIEs have no right to unilaterally terminate these agreements or repay the loan in advance. The loan agreements shall be valid and binding on the parties, their successors and permitted assignees. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the travel agency, or value-added telecommunications business in China, as applicable, the Company will exercise its exclusive option to purchase all of the outstanding equity interests of the Company’s VIEs, as described in the following paragraph, and the loan agreements will be canceled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

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
Exclusive Option Agreements:
As consideration for the Company’s entering into the loan agreements described above, each of the shareholders of the Company’s VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at the Company’s discretion to purchase, all of its equity interests in the applicable VIEs at any time the Company desires, subject to compliance with the applicable PRC laws and regulations. The Company may exercise the option by issuing a written notice to the shareholder of relevant VIE. Subject to the evaluation requirements or other restrictions imposed by applicable PRC laws and regulations, the purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if the Company exercises these options, the Company may choose to cancel the outstanding loans the Company extended to the shareholders of such VIEs pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreement
s is
10
years and may be renewed automatically in
10-year
terms unless the Company disapproves the extension. This agreement shall be valid and binding on the parties, their heirs, successors and permitted assignees. The Company retains the exclusive right to terminate the agreements at any time by delivering a written notice to the shareholder of applicable VIE.
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
The Company’s VIEs and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of the Company’s VIEs without the Company’s prior written consent. They also agree to accept the Company’s guidance with respect to day-to-day
operations, financial management systems and the appointment and dismissal of key employees.
Risks in relation to contractual arrangements between the Company’s PRC subsidiaries and VIEs:
The Company has been advised by Commerce & Finance Law Offices, its PRC legal counsel, that its contractual arrangements with its consolidated VIEs as described in the Company’s annual report are valid, binding and enforceable under the current laws and regulations of China. Based on such legal opinion and the management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs are in compliance with current PRC laws and legally enforceable. However, there may be in the event that the VIEs and their respective shareholders fail to perform their contractual obligations, the Company may have to rely on the PRC legal system to enforce its rights. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Due to the uncertainties with respect to the PRC legal system, the PRC government authorities may ultimately take a view contrary to the opinion of its PRC legal counsel with respect to the enforceability of the contractual arrangements.

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
Summary financial information of the Company’s VIEs in the consolidated financial statements
Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB2.0 billion as of December 31, 20
22
. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.
Summary of selected financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows (RMB in millions):

	As of December 31,
	2021	2022
Selected Balance Sheets Data of the VIEs
Cash and cash equivalents	7,084	2,891
Short-term investments	1,612	2,643
Accounts receivable, net	2,480	606
Prepayments and other current assets	2,208	2,375
Investments (non-current)	3,980	2,121
Total assets	28,122	17,480
Less: Inter-company receivables (Note i)	(8,810)	(4,852)
Total assets excluding inter-company receivables	19,312	12,628
Short-term debt and current portion of long-term debt	5,310	5,215
Accounts payable	1,944	1,497
Advances from customers	1,892	1,212
Other payables and accruals	2,473	2,095
Total liabilities	25,045	15,558
Less: Inter-company payables (Note ii)	(12,946)	(5,150)
Total liabilities excluding inter-company payables	12,099	10,408

Note i :The inter-company receivables as of December 31, 2021 and 2022 mainly represented the receivables of VIEs due from the Company’s wholly-owned subsidiaries for treasury cash management purpose.
Note ii : The inter-company payables as of December 31, 2021 and 2022 mainly represented payables of VIEs due to the Company’s wholly-owned subsidiaries for treasury cash management purpose.

The following table set forth the summary of results of operations of the VIEs and their subsidiaries of the Company (RMB in millions):

	For the years ended December 31,
	2020	2021	2022
Net revenues	6,513	6,035	4,335
Cost of revenues	2,471	2,557	2,292
Net loss	(254)	(119)	(495)
Net revenues from VIEs accounted for around 36%, 30% an
d
22
%
of the Company’s net revenues for the year ended December 31, 2020, 2021 and 2022, respectively.
The VIEs’ net income before the deduction of the inter-company service fee charges were RMB
1.5
 billion, RMB
1.5
 billion and RMB1.2 billion for the years ended December 31, 2020, 2021 and 2022, respectively.

The amount of service fees paid by all the VIEs to the WFOEs pursuant to the exclusive technical consulting and service agreements between VIEs and WFOEs were
RMB1.7 billion, RMB1.7 billion and RMB1.7 billion for the years ended December 31, 2020, 2021 and 2022, respectively.
The following tables set forth the summary of cash flow activities of the VIEs and their subsidiaries of the Company (RMB in millions):

	For the year ended December 31,
	2020	2021	2022
Net cash (used in)/provided by operating activities	(597)	1,271	(1,677)
Net cash provided by investing activities	349	618	4,317
Net cash provided by/(used in) financing activities	255	(1,566)	(6,957)
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
Translations of amounts from RMB into US$ are unaudited and solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972 on December 3
0
, 2022, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.
Cash and cash equivalents
Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less.

Restricted cash
Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially a cash balance on deposit required by its business partners and commercial banks.
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
Financial Instruments
The Company’s financial instruments mainly represent the derivatives that are carried at fair value.
The derivative instruments primarily consisted of foreign currency forward contracts and interest rate swap contracts. The fair values of the derivative instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. The foreign currency forward contracts are used to economically hedge certain foreign denominated liabilities and reduce, to the extent practicable, the potential exposure to the changes that exchange rates might have on the Company’s earnings, cash flows and financial position. As the derivative instruments of foreign currency forward contracts do not qualify for hedge accounting treatment, changes in the fair value are reflected in Other income/(expense) of the consolidated statements of income/(loss) and comprehensive income/(loss). The interest rate swap contracts are used to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. As derivative instruments of interest rate swap contracts are designated as cash flow hedges and the hedge is highly effective, all changes in the fair value of the derivative hedging instruments are recorded in other comprehensive income/(loss)(“OCI”) as unrealized securities holding (losses)/gains.
As of December 31, 2021, and 2022, and for the years ended December 31, 2020, 2021 and 2022, the balance of the financial instruments and the total amount of fair value changes are not material.
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
As of December 31, 2021, and 2022, out of the total receivables due from the users, the collateralized receivable for the debt securities were RMB1.0 billion and RMB0.1 billion, respectively, and the non-collateralized
receivable (receivables which have not been transferred to the securitization vehicle) were RMB2.9 billion and RMB3.5 billion, respectively.
As of December 31, 2021, and 2022, the balance of allowance for expected credit losses for the receivable related to financial services amounted to RMB209 million and RMB196 million, respectively. The Company recognized the interest income from the receivable related to financial services in Revenue – Others. The interest expenses in relation to the nonrecourse securitization debt were recognized in the cost of revenue. For the years ended December 31, 2020, 2021 and 2022, the interest incomes and the interest expenses were not material.

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
Property, equipment and software
Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	30 - 40 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	3- 5 years
Computer equipment	3-5 years
Furniture and fixtures	3-5 years
Software	3-5 years
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
On January 1, 2021, the Company adopted Accounting Standards Update
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
available-for-sale
securities.
Available-for-sale
debt securities are reported at estimated fair value (Note 7) with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale
security exceeds its fair value and if the Company has the intention to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of operations. If the Company does not have the intention to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis and the Company determines that the decline in fair value below the amortized cost basis of an available-for-sale
security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses in the consolidated statements of operations. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds the Company’s best estimate of the present value of cash flows expected to be collected.

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.
Fair value measurement of financial instruments
Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, derivative instruments, accounts receivable, due from related parties, available-for-sale
debt investments, equity securities, accounts payable, due to related parties, advances from end users, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2021, and 2022, except for derivative instruments, long-term debts, equity securities and available-for-sale
debt investments, carrying values of these financial instruments approximated their fair values because of their generally short maturities. The Company reports derivative instruments, equity securities and available-for-sale
debt investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. The Company disclosed the fair value of its long-term debts based on Level 2 inputs in Note 17.
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
In September 2020, the Company consummated the acquisition of 100% equity interest of an online payment agency with the total cash consideration of RMB423 million. The net assets acquired based on their fair values was RMB61 million, including cash acquired with amount of RMB113 million. The newly identifiable intangible asset was RMB324 million which primarily consist of a payment business license which is amortized over fifteen years on a straight-line basis. The deferred tax liability of RMB81 million as recognized in associated with the identifiable intangible assets. The goodwill recognized for the acquisition was RMB119 million which is primarily attributable to the expected synergies from the online payment processing services that will complement the Company’s existing services offered through its online platforms.
Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated income statements for the years ended December 31, 2020, 2021 and 2022, either individually or in aggregate.
Other immaterial acquisitions in 2020, 2021 and 2022 with total consideration of nil, RMB1.8million and RMB8.0 million respectively resulted in no recorded goodwill and recorded intangible assets of nil
, RMB
0.5
 million and RMB
10.0
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

The Company performs the annual goodwill impairment assessment as of December 31, or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of December 31, 2022, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance as well as the share price, and concluded by weighing all these factors in their entirety that it was not more likely than not the fair value of the Company’s reporting unit was lower than its carrying value. For the years ended December 31, 2020, 2021 and 2022, there was no impairment of goodwill.
Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete
agreements, customer list, supplier relationship, technology, business relationship and payment business license as of December 31, 2021 and 2022. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to fifteen years
. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. The Company evaluates indefinite-lived intangible assets for impairment on an annual basis as of December 31, or an interim basis if events or other circumstances suggest that related fair value is below carrying value. An assessment is made on each December 31 as well to determine whether events and circumstances continue to support an indefinite useful life.
The
 Company reviews intangible assets with indefinite lives annually for impairment or earlier, if an indication of impairment exists.
No impairment on other intangible assets was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.
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
The estimated incremental costs of the loyalty points program are recognized as sales and marketing expense, or as a reduction of the revenue, depending on whether it can be redeemed to gifts or redeemed for cash, and accrued for as a current liability. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. For the years ended December 31, 2020, 2021 and 2022, the incremental costs recognized for the rewards program were immaterial.
Deferred revenue
The Company offers a discretionary coupon program, through which the Company primarily provides coupons to end users who book selected hotels online through website. The end users who use the coupons receive credits in their virtual cash accounts upon check-out
from the hotels and reviews for hotels submitted. The end users may redeem the amount of credits in their virtual cash account in cash or voucher for their future bookings on the Company’s website and mobile platforms. The Company accounts for the estimated cost of future usage of coupons as reduction of the revenue.
Revenue recognition
The Company recognizes revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Under which, the Company’s revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts for merchant business where the Company undertakes substantive inventory risks by pre-purchasing
inventories.

Revenue from accommodation reservation services, transportation ticketing services, packaged tours, and corporate travel are substantially recognized at a point of time when the performance obligations that are satisfied. Revenue from other businesses comprise primarily of online advertising services and financial services, which are recognized ratably over the time or upon relevant performance obligations being fulfilled.
Accommodation reservation services
The Company receives commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable
(when the cancelation period provided by the reservation expires) which is the point at which the Company has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations. The amounts of accommodation reservation service revenues recognized on a gross basis were immaterial during the years ended December 31, 2020, 2021 and 2022, respectively.
Transportation ticketing services
Transportation ticketing service revenues mainly represent revenues from ticket reservations and other related services. The Company receives commissions from travel suppliers for ticketing reservations and other related services through the Company’s transaction and service platform under various services agreements. Commissions from ticketing reservations and other related services rendered are recognized when tickets are issued as this is when the Company’s performance obligation is satisfied. The Company is not entitled to a commission fee for the tickets and other related services canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Company presents revenues from such transactions on a net basis in the statements of income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled ticketing reservations and other related services. Over
90
%
of the Company’s transportation ticketing services revenues were recognized on a net basis during the years ended December 31, 2020, 2021 and 2022, respectively.
For year ended December 31, 2020, as a result of the
COVID-19
pandemic, the Company received a higher number of requests from its users for ticketing order cancelations and refunds due to the extended travel restrictions. For the orders of which the commissions were previously recognized in 2019, the Company reversed the commission revenue upon the receipt of cancelations in 2020 and the impact of such reversal on 2020 operating results were not material.
Packaged tours
The Company receives referral fees from travel product providers for packaged-tour products and services through the Company’s transaction and service platform. Referral fees are recognized on the departure date of the tours as this is when the Company’s performance obligation is satisfied. The Company presents revenues from such transactions on a net basis in the statements of income when the Company does not control the service provided by the travel supplier to the traveler and has no obligations for canceled packaged-tour products reservations. Over
90% of the Company’s packaged-tour products and services revenues were recognized on a net basis during the years ended December 31, 2020, 2021 and 2022, respectively.
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
The Company receives advertising revenues, which principally represent the sale of banners or sponsorship to customers on the website and mobile. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements. The financial service revenues mainly represent the service fees from third party financial institutions for the Company’s platform services that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period. For the years ended December 31, 2020, 2021 and 2022, there was
no

service in other businesses that had the revenue exceeding 10% of the total revenue of the Company.

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
The Company’s accounts receivable, prepayments and other current assets (including the receivables of financial services), due from related parties, long-term prepayments and other assets, and long-term receivables due from related parties are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables and prepayments, which include size, type of the reservation services the Company provides or geographic location of the customer, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances.
Significant judgments and assumptions are required to estimate the allowance for expected credit losses on receivables from and prepayments to customers and such assumptions may change in future periods, particularly the assumptions related to the impact of the
COVID-19
pandemic on the business prospects and financial condition of customers and the Company’s ability to collect the receivable or recover the prepayment. For the year ended December 31, 2020, the Company facilitated and processed a higher number of reservation cancelation requests from end users due to the
COVID-19
pandemic, causing a significant increase of the accounts receivables due from the customers (i.e. the travel suppliers) due to the fact that the Company paid the refunds to the end users on behalf of its customers and expected to be reimbursed by its customers. Given the business disruptions and financial challenges faced by the Company’s customers as driven by the
COVID-19
pandemic, the Company has further analyzed the credit risks of related customers considering recent credit losses, repayment patterns and business conditions. Such analysis was performed at the individual customer’s level or at a group of customers level, depending on the amount and extent of overdue as well as the risk characteristics of the different customers. As a result of such analysis, the Company increased its allowance for expected credit losses on both the receivables and prepayments balances for the year ended December 31, 2020. As of December 31, 2021 and 2022, no additional impairment indicators were identified; however, it is possible that the Company may have to record additional significant provisions for expected credit losses in the future.
The following table summarized the details of the Company’s allowance for expected credit losses (RMB in millions):

	2020	2021	2022

Allowance at beginning of year	256	799	815
Cumulative effect of adoption of new accounting standard	83	—	—
Deconsolidation of subsidiaries	(27)	(1)	—
Provisions for credit losses	700	141	296
Write-offs	(213)	(124)	(341)

Allowance at end of year	799	815	770

Cost of revenues
Cost of revenues consists primarily of payroll compensation of customer service center personnel, credit card service fees, payments to travel suppliers, telecommunication expenses, direct costs of principal travel tour services, depreciation, rentals, direct costs of financial service and related expenses incurred by the Company which are directly attributable to the Company’s user orders and the rendering of travel related services and other businesses.

Product development
Product development expenses primarily include payroll compensation of product development personnel, consulting expenses and other expenses incurred by the Company that are directly attributable to develop the Company’s travel supplier networks as well as to maintain, monitor and manage the Company’s transaction and service platform. The Company recognizes website, software and mobile applications development costs in accordance with ASC
350-50
“Website development costs” and ASC
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
Sales and marketing
Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB1.9 billion, RMB2.4 billion and RMB2.1 billion for the years ended December 31, 2020, 2021 and 2022 respectively, are charged to the statements of income as incurred.
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
Share incentive plans (share numbers have reflected the effect of Share Subdivision on March 18, 2021)
In October 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”). As of December 31, 2021, and 2022, 15,290,480 and 14,256,667 options and 320 and nil RSUs were outstanding under the 2007 Incentive Plan.
In June 2017, the Company adopted a Global Share Incentive Plan (“Global Incentive Plan”). The Company granted

8,921,248
,
15,404,097
and
17,311,708
new share options and 550,888,
255,004
and
255,000
new RSUs to employees with
4
year requisite service period for year ended December 31, 2020, 2021 and 2022, respectively.
As of December 31, 2021, and 2022, 50,790,639 and 63,218,035 options and 869,300, and 751,506 RSUs were outstanding under the Global Incentive Plan.

As detailed in Note 2 “basis of presentation”, following the Share Subdivision that became effective on March 18, 2021, each ordinary share was subdivided into eight ordinary shares and each ADS represents one ordinary share. Prior and subsequent to March 18, 2021, one ordinary share was issuable upon the vesting of one outstanding restricted share or the exercise of one outstanding share option, respectively. Therefore, following the Share Subdivision, each share option and restricted share is subdivided into eight share options and eight restricted shares, and the weighted average grant date fair value per restricted share and the weighted average exercise price per share option are diluted by eight times. The number of restricted shares and share options, the weighted average grant date fair value per restricted share and the weighted average exercise price per share option has been retrospectively adjusted for the Share Subdivision in the following tables. The Share Subdivision does not have any impact on the compensation cost of the Company.
The following table summarized the Company’s share option activity under all the option plans (in US$, except for shares):

	Number of Shares (Note i)	Weighted Average Exercise Price (Note i)	Weighted Average Remaining Contractual Life (Years) (Note i)	Aggregate Intrinsic Value (in millions) (Note i)
Outstanding at December 31, 2019	54,368,896	22.21	5.63	679

Granted	8,921,248	15.87
Exercised	(3,495,960)	6.96
Forfeited	(2,210,328)	12.00

Outstanding at December 31, 2020	57,583,856	22.55	5.16	704

Granted	15,404,097	18.46
Exercised	(5,106,035)	9.32
Forfeited	(1,800,799)	7.9

Outstanding at December 31, 2021	66,081,119	23.02	5.42	398

Granted	17,311,708	14.15
Exercised	(4,493,648)	5.70
Forfeited	(1,424,477)	10.80

Outstanding at December 31, 2022	77,474,702	22.26	5.01	995

Vested and expect to vest at December 31, 2022	74,652,470	22.43	4.96	948

Exercisable at December 31, 2022	42,196,796	25.97	3.83	410

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
The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price at each reporting date and the exercise price for in-the-money
options) that would have been received by the option holders if all in-the-money
options had been exercised at each reporting date.
The total intrinsic value of options exercised during the years ended December 31, 2020, 2021 and 2022 were US$159 million US$128 million and US$90 million, respectively.
The weighted average fair value of options granted after Share Subdivision during the years ended December 31, 2020, 2021 and 2022 was US$15.67, US$19.94 and US$10.14 per share, respectively.
As of December 31, 2022, there was US$350 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.4 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB159 million, RMB307 million and RMB179 million for the years ended December 31, 2020, 2021 and 2022, respectively.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2020	2021	2022
Risk-free interest rate	0.21%-1.32%	0.21%-1.18%	1.55%-4.45%
Expected life (years)	4 – 5	4 – 5	4 – 5
Expected dividend yield	0%	0%	0%
Volatility	40%-43%	39%-43%	41%-49%
Fair value of options at grant date per share	from US$8.12 to US$31.99	from US$8.61 to US$39.17	from US$7.44 to US$24.58
The following table summarizes the Company’s RSUs activities under all incentive plans (in US$, except for shares):

	Number of Shares (Note i)	Weighted average grant date fair value (US$) (Note i)
Restricted shares

Unvested at December 31, 2019	4,008,768	37.94

Granted	550,888	28.49
Vested	(3,439,944)	37.53
Forfeited	(185,200)	38.42

Unvested at December 31, 2020	934,512	33.79

Granted	255,004	31.35
Vested	(215,484)	37.26
Forfeited	(104,412)	30.12

Unvested at December 31, 2021	869,620	32.65

Granted	255,000	24.67
Vested	(243,625)	36.15
Forfeited	(129,489)	33.92

Unvested at December 31, 2022	751,506	28.59

Note i: The number of restricted shares and weighted average grant date fair value have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021 (Note 2 and Note 20).
As of December 31, 2022, there was US$14 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 1.9 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.
Leases
The Company applies ASC 842, Leases, and determines if an arrangement is a lease at inception. Operating leases are primarily for office and operation space and are included in right-of-use
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

	2020	2021	2022
Gain on deconsolidation of subsidiaries (Note 18)	1,091	—	—
Government grants	601	550	618
Foreign exchange (losses)/gains	(40)	1	(69)
(Loss)/gain on disposal of long-term investments (Note 7)	(602)	63	23
Gain from the fair value remeasurement upon the discontinuance of the equity method of the investment(a)	—	—	1,135
Fair value changes of equity securities investments and Exchangeable Senior Notes	(612)	(170)	1,338
Impairments of long-term investments(b)	(905)	(96)	(949)
Others	194	25	(81)

Total	(273)	373	2,015

(a)
In 2022, an equity method investee of the Company completed an initial public offering, upon which the Company lost significant influence over the investee due to its reduced voting rights and changes in the investee’s governing documents. Consequently, the Company discontinued the equity method accounting and the investment was classified as an equity security investment with readily determinable fair value. Immediately after discontinuing the equity method, the Company recognized a gain from the remeasurement of the investment at fair value with amount of
 RMB1.1
b
illion
.

(b)	In 2022, the Company recorded a RMB906 million impairment loss for certain redeemable preferred shares investments which is accounted for as available-for-sale debt security (Note 7).
Statutory reserves
The Company’s PRC subsidiaries and VIEs are required to allocate at least 10% of their after-tax
profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of subsidiaries and

VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong.
Dividends
Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As the majority of the Company’s revenues are in RMB, any restrictions on currency exchange may limit the Company’s ability to use revenue generated in RMB to fund the Company’s business activit ies
outside China or to make dividend payments in U.S. dollars. However, the Company believes the restrictions on currency exchange imposed by the PRC foreign exchange regulations and enforced by the PRC State Administration of Foreign Exchange (“SAFE”) do not constitute the “restrictions” under Rule
4-08(e)(3)
under Regulation
S-X,
because such restrictions in substance do not prohibit the Company’s subsidiaries or VIEs from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities should be complied with. As of December 31, 2022, the restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB
6.2
 billion.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2020, 2021 and 2022 were RMB
25.8
 billion, RMB
28.4
 billion and RMB
32.0
 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.
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
No
 dividends have been paid or declared by the Company during the years ended December 31, 2020, 2021 and 2022.
Earnings/(losses) per share
In accordance with
“Computation of Earnings Per Share”
, basic earnings per share is comput
ed
by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Vested but unexercised stock options with exercise prices that represent little or no consideration are included in the weighted average shares outstanding in the basic earnings per share calculation.
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
The Company primarily generates its revenues from the Greater China Area, for geographic information, please refer to Note 2
2
.

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
In March 2020, the FASB issued ASU
2020-04,
“Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU
2020-04
are effective for the Company as of March 12, 2020 through December 31, 2022. The Company adopted this update in the first quarter of 2022 and the adoption did not have a material impact to the Company’s Consolidated Financial Statements.
In August 2020, the FASB issued a new accounting update relating to convertible instruments and contracts in an entity’s own equity. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Entities are allowed to apply this update on either a full or modified retrospective basis. The Company adopted this update in the first quarter of 2022 and the adoption did not have a material impact to the Company’s Consolidated Financial Statements.
In May 2021, the FASB issued ASU
No. 2021-04,
Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic
470-50),
Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic
815-40)
to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company adopted this update in the first quarter of 2022 and the adoption did not have a material impact to the Company’s Consolidated Financial Statements.
In October 2021, the FASB issued ASU
No. 2021-08,
Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU
2021-08),
which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company will adopt this update in the first quarter of 2023 and does not expect the adoption to have a material impact to the Company’s Consolidated Financial Statements.
In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which the Company adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company will adopt this update in the first quarter of 2023 and does not expect the adoption to have a material impact to the Company’s Consolidated Financial Statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.
Certain risks and concentration
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2020, 2021 and 2022, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality based on their credit ratings. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.
No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2020, 2021 and 2022. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2021 and 2022.
Impact of
COVID-19
The Company’s businesses, results of operation, financial positions and cash flows have been materially and adversely affected by the
COVID-19
pandemic, including but not limited to the material adverse impact on the Company’s revenues and operation results as result of the travel restrictions as well as significant incremental costs and expenses incurred when facilitating the end users in their cancelations and refund requests. The impacts of
COVID-19
may also include slower collection of receivables and additional credit losses and significant downward adjustments or impairment to the Company’s long-term investments and goodwill if the impacts become other than temporary.
Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Even though there have been improvements in the economic and operating conditions for the Company’s business since the outset of the COVID-19 pandemic, the Company cannot predict the long-term effects of the pandemic on its business at this time.

3.	PREPAYMENTS AND OTHER CURRENT ASSETS
Components of prepayments and other current assets as of December 31, 2021 and 2022 were as follows (RMB in millions):

	2021	2022
Prepayments and other deposits	3,952	5,019
Receivable related to financial services (Note 2)	3,679	3,403
Prepaid expenses	224	240
Interest receivables	621	759
Others	556	748

Total	9,032	10,169

4.	LONG-TERM PREPAYMENTS AND OTHER ASSETS
The Company is required to pay certain amounts of deposits to airline companies and hotel suppliers. The Company is also required to pay deposits to local travel bureaus as a pledge for insurance of traveler’s safety.
Components of long-term prepayments and other assets as of December 31, 2021 and 2022 were as follows (RMB in millions):

	2021	2022
Deposits paid to airline suppliers	183	239
Deposit paid to lessor	65	58
Deposits paid to advertising suppliers	35	21
Deposits paid to hotel suppliers	17	30
Other deposit	39	37
Long-term derivative assets	—	58
Prepayment for acquisition of property and equipment	5	33
Other long-term prepayments	27	69
Total	371	545

5.	LAND USE RIGHTS
Land use rights are amortized under straight-line method through the respective period of land rights, which are from
40-50
years. Amortization expense for the years ended December 31, 2020, 2021 and 2022 was approximately RMB3 million, RMB3 million and RMB3 million, respectively. As of December 31, 2021, and 2022, the net book value was RMB86 million and RMB83 million respectively.

6.	PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2021 and 2022 were as follows (RMB in millions):

	2021	2022
Buildings	5,408	5,409
Computer equipment	1,040	810
Website-related equipment	1,623	1,802
Furniture and fixtures	229	216
Software	651	668
Leasehold improvements	222	248
Less: accumulated depreciation and amortization	(3,639)	(3,949)

Total net book value	5,534	5,204

Depreciation expense for the years ended December 31, 2020, 2021 and 2022 was RMB790 million, RMB723 million and RMB632 million, respectively.

7.	INVESTMENTS
The Company’s long-term investments are consisted of the follows (RMB in millions):

	2021	2022
Debt investments	16,467	18,128
Equity investments	28,494	32,049

	44,961	50,177

Debt investments
Held to maturity debt securities
Held to maturity investments were time deposits and financial products in commercial banks with maturities of more than one year with the carrying amount of RMB13.1 billion and RMB15.5 billion as of December 31, 2021 and 2022 respectively. As of December 31, 2021 and 2022, the weighted average maturities periods are 1.7 years and 2.2 years, respectively.
Available-for-sale
debt investments
The following table summarizes the Company’s
available-for-sale
debt investments (RMB in millions):

	2021	2022
Cost	3,734	3,792
Gross Unrealized Gains, including foreign exchange adjustment	271	352
Gross Unrealized Losses, including foreign exchange adjustmen t	(651)	(1,543)
Fair Value	3,354	2,601

For the
years ended December 31, 2020, 2021 and 2022, the unrealized securities holding gain/(loss), net of tax of RMB(21) million, RMB1 million and RMB32 million, respectively, was reported in other comprehensive income/(loss).
The Company’s available-for-sale debt investments mainly include the redeemable preferred shares investments. At

December 31, 2022, the Company did not have the intent or a requirement to sell its available-for-sale
debt investments. The Company assesses the unrealized losses of the investments and determines whether the decline in fair value is related to credit or noncredit factors. For the years ended December 31, 2020, 2021 and 2022, the Company recognized credit related impairments for the available-for-sale debt investment of nil
,
nil
and RMB
906
million.
As of December 31, 2021 and 2022, the fair value of certain available-for-sale debt investments were RMB2.4 billion and RMB1.5 billion, respectively, which were below their amortized costs. As of December 31, 2021, the amount of fair value decline related to credit losses was immaterial. For the year ended December 31, 2022, considering the prolonged business performance of these available-for-sale debt investments, the quality of the investments’ credit and other adverse conditions specifically related to the investments, the Company, with the assistance from an independent appraiser, performed a quantitative assessment and recognized the credit impairment related to these available-for-sale debt investments with aggregated amounts of RMB906 million (Note 2). Upon recognition of the credit impairment, RMB884 million (net of tax of RMB22 million) that was previously recorded in accumulated other comprehensive income/(loss) was reclassified into other income/(expense). For the years ended December 31,2021 and 2022, the Company also evaluated the fair value change associated with the non-credit losses of the redeemable preferred shares investment in these available-for-sale debt investments was amounted to RMB139 million and RMB268 million, respectively, which was reported in other comprehensive (loss)/income. The Company reviewed other available information and at December 31, 2022, concludes the amortized cost basis of the investment is able to be recovered.
Equity investments
Equity securities with readily determinable fair values
The following table summarizes the Company’s equity securities with readily determinable fair values (RMB in millions):

	2021	2022
Cost	4,070	5,517
Gross Unrealized Gains, including foreign exchange adjustment	5,097	6,958
Gross Unrealized Losses, including foreign exchange adjustment	(596)	(541)

Fair Value	8,571	11,934

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. The change of fair value is reported in other income/(expense).

Equity securities without readily determinable fair values
Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance
common stock, are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying value of equity securities without readily determinable fair values was RMB604 million and RMB551 million as of December 31, 2021 and 2022 respectively. For the years ended December 31, 2020, 2021 and 2022, there was no observable price changes for these investments. None of the investments individually is considered as material to the Company’s financial position.
For the years ended December 31, 2020, 2021 and 2022, the Company disposed of
certain equity securities without readily determinable fair values for total consideration of RMB30 million, RMB15 million and nil, respectively, which result ed in
 a gain/(loss) of RMB1 million, RMB(4) million and nil as reported in other income/(expense), respectively.
For the years ended December 31, 2020, 2021 and 2022, the Company made investments in equity investments without readily determinable fair values in the
 amount
s
of RMB94 million, RMB45 million and RMB10 million, respectively.
Equity method investments
In December 2016, in connection with a share exchange transaction with BTG Hotels Company (“BTG”) and Homeinns Hotel Company (“Homeinns”), the Company exchanged its previously held equity interest in Homeinns for
 a
22%
equity interest of BTG. The Company has historically applied the equity method to account for the investment in BTG on a one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. In 2021, the Company consummated a transaction to sell approximately

9
 million BTG’s shares in open market for a total consideration of RMB million which resulted in a gain of RMB
41
 million reported in “Other income/ (expense)” (Note
2)
. In
2022
, the Company consummated a transaction to sell approximately
4
 million
 of
BTG’s shares in
the
open market for a total consideration of RMB
101
 million which resulted in a gain of RMB
20
 million reported in “Other income/ (expense)” (Note
2)
. After the transaction, the Company holds
12.31
% equity interest of BTG and is still able to exercise significant influence over BTG (due, primarily, to the Company’s ability to appoint one
member to the BTG Board of Directors), and continuously recorded this investment as an equity method investment. As of December
31
,
2021
and
2022
, the carrying value of its investment in BTG were RMB
2.6
 billion and RMB
2.5
 billion respectively, the change of which primarily relates to the disposal of the equity investment and the equity income or loss recognized.

The Company
 has a

27
%
equity interest in Tongcheng Travel and applies the equity method for this investment. As of December 31, 2021 and 2022, the carrying value of its equity investment was
RMB
5.7
 billion and RMB
5.9
 billion respectively, the change of which primarily relates to the equity income recognized.
T
he Company owns ordinary shares and Class B shares of MakeMyTrip, representing approximately 49%
of MakeMyTrip’s total voting power. The Company applies the equity method to account for the investment in MakeMyTrip on one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. In 2020, as result of the adverse impact on the business of MakeMyTrip from the
COVID-19
pandemic which is considered as other-than-temporary on its business, the Company recorded an impairment loss on its investment in the amount of
RMB0.7 billion. As of December 31, 2021, and 2022, the carrying value of its investment was RMB5.6 billion and RMB5.9 billion.
As of December 31, 2022, equity method investments that are publicly traded with an aggregate carrying amount of RMB14.5 billion have increased in value and the total market value of these investments amounted to RMB22.5 billion.
The Company made some investments in several third party investment funds and accounted for the investments under the equity method. As of December 31, 2021, and 2022, the carrying value of these investments were RMB3.0 billion and RMB2.9 billion respectively.
As of December 31, 2021, and 2022, the carrying value of the remaining equity method investments were RMB2.3 billion and RMB2.1 billion, respectively.
The Company summarizes the condensed financial information of the Company’s equity method investments as a group below in compliance with Rule
4-08
of Regulation
S-X
(RMB in millions).

	2020		2021	2022
	MakeMyTrip	other equity investments	equity investments	equity investments
Operating data:
Revenue	1,883	19,704	20,482	23,159
Gross profit	1,377	8,670	9,490	10,911
( Loss ) /Income from operations	(991)	(805)	430	(1,377)
Net (loss)/income	(2,864)	(1,631)	392	(3,129)
Net loss attributable to equity method investments	(1,459)	(389)	(31)	(788)
Add: Equity dilution impact	92	67	127	202

Equity in (loss)/income of affiliates	(1,367)	(322)	96	(586)

F-
33

	2020		2021	2022
	MakeMyTrip	other equity investments	equity investments	equity investments
Balance sheet data:
Current assets	1,682	35,004	51,437	48,132
Long-term assets	5,121	37,028	51,233	54,308
Current liabilities	1,100	27,914	36,344	35,589
Long-term liabilities	221	9,054	21,708	21,862
Non-controlling interests	24	167	178	217
For the years ended December 31, 2020, 2021 and 2022, the total cash paid for equity method investments was RMB351 million, RMB328 million and RMB502 million, respectively.

Impairments
The Company performs an impairment assessment of its investments by considering factors including, but not limited to, current economic and market conditions with the considerations of
COVID-19
impacts, as well as the operating performance of the investees. For the years ended December 31, 2020, 2021 and 2022, impairment charges in connection with the available-for-sale
debt investment of nil, nil and RMB906
million were recorded. The fair value losses in connection with the equity securities with readily determinable fair value of
RMB28 million, nil

and nil million were
r
ecorded. Impairment charges in connection with the equity securities without readily determinable fair value of RMB37 million, RMB14 million and RMB40 million were recorded. Impairment charges in connection with the equity method investments of RMB840 million, RMB82 million and RMB3 million were recorded. The impairment was recorded in “Other income/(expense)” (Note 2).

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
Assets measured at fair value on a recurring basis are summarized below (in millions):

	Fair Value Measurement at December 31, 2021 Using
	Level 1	Level 2	Level 3	Fair Value at December 31, 2021
	RMB	RMB	RMB	RMB	US$
Assets
Financial products (Note 2, 7)	—	22,857	—	22,857	3,587
Time deposits (Note 2, 7)	—	19,807	—	19,807	3,108
Financial instruments (Note 2)	—	14	—	14	2
Equity securities (Note 7)	8,571	—	—	8,571	1,345
Available-for-sale debt investments (Note 7)	—	—	3,354	3,354	526

Total Assets	8,571	42,678	3,354	54,603	8,568

Liabilities
Exchangeable senior notes (Note 17)	—	3,791	—	3,791	595
Financial instruments (Note 2)	—	39	—	39	6

Total Liabilities	—	3,830	—	3,830	601

	Fair Value Measurement at December 31, 2022 Using
	Level 1	Level 2	Level 3	Fair Value at December 31, 2022
	RMB	RMB	RMB	RMB	US$
Assets
Financial products (Note 2, 7)	—	15,893	—	15,893	2,304
Time deposits (Note 2, 7)	—	25,166	—	25,166	3,649
Financial instruments (Note 2)	—	70	48	118	17
Equity securities (Note 7)	11,934	—	—	11,934	1,730
Available-for-sale debt investments (Note 7)	—	—	2,601	2,601	377

Total Assets	11,934	41,129	2,649	55,712	8,077

Liabilities
Exchangeable senior notes (Note 17)	—	4,204	—	4,204	610
Financial instruments (Note 2)	—	84	—	84	12

Total Liabilities	—	4,288	—	4,288	622

The roll forward of major Level 3
I
nvestments are as follows (RMB in millions):

Total
Fair value of Level 3 Investments as at December 31, 2020	2,856

Transfer into Level 3	(35)
New addition	704
Disposal of investments	(66)
Effect of exchange rate change	(44)
The change in fair value of the investments	(61)

Fair value of Level 3 Investments as at December 31, 2021	3,354

New addition	86
Disposal of investments	(28)
Effect of exchange rate change	152
Expected credit losses	(906)
The change in fair value of the investments	(57)

Fair value of Level 3 Investments as at December 31, 2022	2,601

Management determined the fair value of these Level 3
Investments

based on income approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of December 31, 2022 are as follows:

Unobservable Input
Revenue growth rate	2.5%-100%
Weighted average cost of capital	13.5%-21%
Lack of marketability discount	15%-30%
Expected volatility	41%-68.05%
Probability	Liquidation scenario: 30% - 100% Redemption scenario: 10%- 45% IPO scenario: 0%~40%

9.	GOODWILL
Goodwill, which is not tax deductible, represents the synergy effects of the business combinations. The changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2022 were as follows (RMB in millions):

	2021	2022
Balance at beginning of year	59,353	59,353
Disposals and immaterial others	—	(16)

Balance at end of year	59,353	59,337

Goodwill resulting from the business combinations has been allocated to the single reporting unit of the Company. For the years ended December 31, 2020, 2021 and 2022, the Company performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Company’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying amount, and therefore the Company’s goodwill was not impaired. As of December 31, 2022, there had not been any accumulated goodwill impairment provided.

10.	INTANGIBLE ASSETS
Intangible assets were as follows (RMB in millions):

	2021	2022
Intangible assets to be amortized
Business Relationship (Representing the relationship with the travel service providers and other business partners)	1,872	1,872
Technology	610	610
Others	799	799
Intangible assets not subject to amortization
Trade mark	11,764	11,776
Others	159	161

	15,204	15,218

Less: accumulated amortization
Intangible assets to be amortized
Business Relationship	(1,342)	(1,485)
Technology	(588)	(610)
Others	(314)	(381)

	(2,244)	(2,476)

Net book value
Intangible assets to be amortized
Business Relationship	530	387
Technology	22	—
Others	485	418
Intangible assets not subject to amortization
Trade mark	11,764	11,776
Others	159	161

	12,960	12,742

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
Amortization expense for the years ended December 31, 2020, 2021 and 2022 was approximately RMB424 million, RMB295 million and RMB240 million respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows (RMB in millions):

Amortization
2023	186
2024	181
2025	155
2026	51
2027	51

624

11.	LEASES
The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining lease terms of one to ten years.
Operating lease costs were RMB439 million and RMB416 million for the years ended December 31, 2021 and 2022, respectively.
Supplemental cash flow information related to leases were as follows (RMB in millions):

	2021	2022

Cash paid for the rentals included in the lease liabilities	507	436
Right-of-use assets obtained in exchange for operating lease liabilities	455	520
As of December 31, 2021 and 2022, supplemental consolidated balance sheet information related to leases were as follows (RMB in millions):

	2021	2022
Right-of-use assets	777	819
Current lease liabilities included within Other payables and accruals	363	274
Long-term lease liabilities	400	534

Total lease liabilities	763	808

Weighted average remaining lease term	2 years	5 y ears
Weighted average discount rate	5.4%	4.4%
Maturities of lease liabilities are as follows (RMB in millions):

As of December 31,2022

2023	348
2024	174
2025	94
2026	71
2027	35
Thereafter	197

Total operating lease payments	919
Less: imputed interest	(111)

Total	808

As of December 31, 2021, and 2022, the operating lease arrangements of the Company, primarily for offices premises, that have not yet commenced is immaterial. For the years ended December 31, 2021 and 2022, the variable lease costs, short-term lease costs and sub-lease
income are immaterial.

12.	SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

	2021	2022
	RMB (in millions)
Short-term bank borrowings and current portion of long-term loan (Note 17)	39,113	28,398
Exchangeable Senior Notes (Note 17)	—	4,204
Securitization debt	270	72
2022 Notes (Note 17)	324	—
2022 Booking Note (Note 17)	159	—

Total	39,866	32,674

As of December 31, 2022, the Company
has recorded

short-term bank borrowings of RMB28.4 billion (US$4.1 billion) in the
aggregate, of which RMB5.0 billion (US$0.7 billion) were collateralized by short-term and long-term investments of RMB4.6 billion (US$0.7 billion). The weighted average interest rate for the outstanding borrowings was approximately 2.90%.
The short-term borrowings contain covenants including, among others, those related to certain financial metrics, liens, consolidation, merger and sale of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2021 and 2022.
As of December 31, 2022, RMB4.2 billion of Exchangeable Senior Notes are reclassified as short-term debt because the holders had a non-contingent option to require the Company to repurchase for cash all or any portion of their Exchangeable Senior Notes on July 1, 2023.
As of December 31, 2022, securitization debt represents the revolving debt securities which are collateralized by the receivables related to financial services. The revolving debt securities have the term of less than
12
months with the annual interest rate from
3.90
% to
6.00
%.
As of December 31, 2021, RMB324 million of 2022 Notes are reclassified as short-term debt because the 2022 Notes holders had a non-contingent
option to require the Company to repurchase for cash all or any portion of their 2022 Notes on September 15, 2022. In 2022, the 2022 Notes with principal amount of US$51 million (RMB363 million) have all been redeemed for cash.
As of December 31, 2021, RMB159 million of 2022 Booking Note are reclassified as short-term debt because the 2022 Booking Note holders had a non-contingent
option to require the Company to repurchase for cash all or any portion of their 2022 Booking Note on September 15, 2022. In 2022, the 2022 Booking Note with principal amount of US$25 million (RMB178 million) have all been redeemed for cash.

13.	RELATED PARTY TRANSACTIONS AND BALANCES
Significant related party transactions were as follows (RMB in millions):

	2021	2022
Commissions / service fee from Tongcheng Travel (a)	186	148
Commissions from H World (formerly known as Huazhu) (a)	100	55
Commissions from BTG (a)	73	38
Service fee from Shangcheng (b)	265	172
Commissions / service fee to Tongcheng Travel (c)	294	21
Repayment of loan from Tujia (d)	300	—
Loans provided to Lvyue (e)	50	224
Repayment of loan from Lvyue (e)	—	100

(a)
BTG (an equity method investee of the Company), H World (which has a director in common with the Company and a director who is a family member of one of the Company’s officers) and Tongcheng Travel, and an equity method investee of the Company), have entered into agreements with the Company, respectively, to provide hotel rooms for its end users. The transactions above represent the commissions earned from these related parties. The Company also provides technology service to Tongcheng and earns a service fee.

(b)
The Compan
y provided Shangcheng, an equity method investee of the Company, the access to the platform of the Company for Shangcheng to provide financial services to the Company’s users. In exchange, the Company receives technology service fees from Shangcheng. In 2021 and 2022, the total technology service fees from Shangcheng amounted to RMB265 million and RMB172 million.

(c)
The Company entered into agreements with Tongcheng Travel, under which Tongcheng Travel uses its platform to promote the hotel rooms provided by the Company’s travel suppliers. In addition, the Company and Tongcheng Travel also provide marketing and other services to each other and earn service fee.

(d)
In 2020, the Company provided loans of RMB340

million to Tujia (an equity method investee of the Company), with repayment terms of 15~18 months. In 2021, Tujia repaid
 RMB302

million of loan and interest to the Company. In 2022, the Company entered into a supplemental agreement to extend the repayment terms by 2 years. For the years ended December 31, 2021 and 2022, the total interest income from Tujia amounted to
 RM
B
4 million and RMB3 million.

(e)
In 2021 and 2022, the Company provided loans of RMB50 million and RMB224 million to Lvyue (an equity method investee of the Company), with repayment terms of
 3~15
months. In 2022, Lvyue repaid RMB
113
 million of loan and interest to the Company. For the
years ended December 31, 2021 and 2022, the total interest income from Lvyue amounted to RMB
0 million and RMB
18 million.

Significant balances with related parties were as follows (RMB in millions):

	2021	2022
Due from related parties, current:
Trade related
Due from Tongcheng Travel	1,146	1,253
Due from others	420	265
Non-trade related
Due from Lvyue	50	178
Due from Tujia	49	52

	1,665	1,748

Due from related parties, non-current:
Non-trade related
Due from others	25	25

	25	25

Due to related parties, current:
Trade related
Due to Tongcheng Travel	61	25
Due to others	77	131

	138	156

14.	EMPLOYEE BENEFITS
The Company’s employee ben
e
fit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, housing fund, unemployment insurance and pension benefits. The PRC subsidiaries and VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The total expenses recorded for such employee benefits amounted to RMB1.4 billion, RMB1.8 billion and RMB1.9 billion for the years ended December 31, 2020, 2021 and 2022 respectively.

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
The PRC EIT laws apply a general enterprise income tax rate of 25%
to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments are granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a High and New Technology Enterprise (“HNTE”). In 2020, Ctrip Computer Technology, Ctrip Travel Information, and Ctrip Travel Network reapplied for their qualification as HNTE, which were approved by the relevant government authority. Thus, these subsidiaries are entitled to a preferential income tax rate of

15%
from 2020 to 2022 as long as they maintained their qualifications for HNTEs that are subject to verification by competent authorities and renewals every three years. In 2021, Qunar Software and Qunar Beijing have renewed their HNTE certificates and are continued with a preferential income tax rate of
15%
from 2021 to 2023. Beijing Hujinxinrong Technology Co., Ltd is also a HNTE entitled to a preferential income tax rate of 15% from 2019 to 2021 and has renewed its HNTE certificate in 2022 continually with a preferential income tax rate of

15%
from 2022 to 2024. In addition, Ctrip Business Travel Information Service (Shanghai) Co., Ltd. and Shanghai Xielv Information Technology Co., Ltd. were designated by relevant local authorities in Shanghai as HNTEs for the first time in 2021 and are entitled to a preferential income tax rate of

15
% till 2023.

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
Pursuant to the PRC EIT Law, all foreign invested enterprises in the PRC are obliged to perform withholding for the income tax when distributing their earnings generated after January 1, 2008 to the foreign investors. The Company expects to indefinitely reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no
deferred tax liability was provided on the outside basis difference from undistributed earnings after January 1, 2008.
Income/(loss) from domestic and foreign components before income tax expenses and equity in (loss)/income of affiliates (RMB in millions):

	2020	2021	2022
Domestic	4,230	2,615	3,501
Foreign	(5,455)	(3,086)	(866)

Total	(1,225)	(471)	2,635

The income/(loss) from foreign components mainly includes the gain/(loss) from the equity securities investments and measured at fair value, impairments for investments, share-based compensation charges, foreign exchange gain/(loss) and interest income/(loss) incurred in its overseas companies.
The income tax expenses from domestic components for the years ended December 31, 2020, 2021 and 2022 was RMB528 million, RMB373 million and RMB476 million, respectively. The income tax expenses/(benefit) from foreign components for the years ended December 31, 2020 and 2021 and 2022 was RMB(173) million, RMB(103) million and RMB206 million, respectively.
Composition of income tax expense
The current and deferred portion of income tax expense were as follows (RMB in millions):

	2020	2021	2022
Current income tax expense	848	607	387
Deferred tax (benefit)/expense	(493)	(337)	295

Income tax expense	355	270	682

Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation between 25% which is the PRC statutory tax rate and the Company’s effective tax rate were as follows:

	2020	2021	2022
Statutory tax rate	25%	25%	25%
Non-deductible expenses and non-taxable income incurred
— Share-based compensation expenses	(38%)	(89%)	6%
— Change in fair value of equity securities investments and exchangeable senior notes	0%	(21%)	(22	% )
— Gain on deconsolidation of a subsidiary	15%	—	—
— Others	3%	1%	(2	% )
R&D expense super deduction	—	65%	(16	% )
Effect of tax holiday	27%	75%	(7	% )
Difference in tax rates of subsidiaries outside PRC	(37%)	(37%)	19%
Changes in valuation allowance	(24%)	(76%)	23%

Effective EIT rate	(29%)	(57%)	26%

The change in the Company’s effective tax rates from year over year is primarily attributable to the tax differential from certain subsidiaries with preferential tax rates, the non-deductible
expenses and tax effects from investing activities.

The provisions for income taxes for the years ended December 31, 2020, 2021 and 2022 differ from the amounts computed by applying the EIT primarily due to tax holiday enjoyed by certain subsidiaries and the VIEs of the Company. The following table sets forth the effect of tax holiday on China operations:

	2020	2021	2022

	RMB (in millions, except per share data)
Tax holiday effect	370	359	183
Basic net income per ADS effect	0.62	0.57	0.28
Diluted net income per ADS effect	0.62	0.57	0.28
The impacts on effective tax rates from the Company’s subsidiaries with different tax rates of subsidiaries outside PRC and tax holiday are as follows:

		2020	2021	2022
Ctrip Computer Technology	15%	15.4%	31.9%	(2.7	% )
Ctrip Travel Information	15%	(0.7%)	(4.1%)	0.2%
Ctrip Travel Network	15%	14.1%	16.0%	(2.7	% )
Chengdu Information	15%	6.8%	7.3%	(0.8	% )
Beijing Hujinxinrong Technology Co., Ltd	15%	(2.0%)	14.3%	(2.2	% )
The Company and its subsidiaries in Hong Kong, Singapore, UK and Cayman Islands	0%-19%	(44.6%)	(38.8%)	19.6%
Qunar and subsidiaries	15%	(2.5%)	6.6%	(0.2	% )
Others	various	3.5%	4.8%	0.8%

Total		(10.0%)	38.0%	12.0%

Significant components of deferred tax assets and liabilities were as follows (RMB in millions):

	2021	2022
Deferred tax assets
Accrued expenses	731	893
Loss carry forwards	1,393	1,646
Accrued liability for rewards programs	40	56
Accrued staff salary	98	42
Others	314	200
Less: Valuation allowance of deferred tax assets	(892)	(1,513)

	1,684	1,324
Deferred tax liabilities:
Recognition of intangible assets arise from business combinations and unrealized holding gain	(3,527)	(3,487)

Net deferred tax liabilities	(1,843)	(2,163)

Movement of valuation allowances were as follows (RMB in millions):

	2020	2021	2022
Balance at beginning of year	482	589	892
Changes in current year	107	303	621

Balance at end of year	589	892	1,513

As of December 31, 2021, and 2022, valuation allowance of RMB892 million and RMB1,513 million was mainly provided for net operating tax loss carry forwards related to certain subsidiaries based on the assessment that it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow the Company to realize more of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.
As of December 31, 2022, the Company had net operating tax loss carry forwards amounted to RMB8.2 billion.
As of December 31, 2021 and 2022, the unrecognized tax benefit and accrual is nil.

Tax years subject to examination by major jurisdictions
In general, the PRC and the UK tax authorities have up to five years or four years to review a company’s tax filings, respectively. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2018 through 2022 and the Company’s UK subsidiaries for tax years 2019 through 2022 remain subject to the review by the relevant PRC tax authorities.

16.	OTHER PAYABLES AND ACCRUALS
Components of other payables and accruals were as follows (RMB in millions):

	2021	2022
Accrued operating expenses	4,922	5,235
Deposits received from travel suppliers and packaged tours users	986	942
Current lease liabilities	363	274
Payable related to acquisition and investments	377	294
Accruals for property and equipment	94	28
Others	559	640

Total	7,301	7,413

17.	LONG-TERM DEBT

	2021	2022

	RMB (in millions)
2025 Notes	30	33
Exchangeable Senior Notes	3,791	—
Long-term loan	6,644	13,144
Securitization debt	628	—

Total	11,093	13,177

As of December 31, 2021, and 2022, the fair value of the Company’s long-term debt, based on Level 2 inputs, was
RMB11.1
billion and RMB13.2 billion, respectively.
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
Each holder of the 2025 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on July 1, 2020 (the “Early Redemption Right”). In addition, if a fundamental change occurs, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on the date notified in writing by the Company in accordance with the indenture for the 2025 Notes. The Company believes that the likelihood of occurrence of the fundamental change is remote. The 2025 Notes are generally not redeemable prior to the maturity date of July 1, 2025, except that the Company may, at its option, redeem all but not part of the 2025 Notes if the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction. As of December 31, 2022, there has been no such change in tax laws occurred.
In 2020, as a result of exercise of the Early Redemption Right by certain debt holders, the Company redeemed
US$395 million (RMB2.8 billion) aggregate principal amount of the 2025 Notes as requested by the holders. As of December 31, 2022, the balance of 2025 Notes was RMB33 million.
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
In August 2019, the Company notified holders of the 2022 Notes of their rights under the relating indenture to require the Company to purchase all of or portion of such notes on September 15, 2019, which we refer to as the Put Right. In September 2019, as a result of exercise of aforementioned early redemption right, the Company redeemed US$924 million (RMB6.6 billion) aggregate principal amount of the 2022 Notes as requested by the holders. The remaining 2022 Notes were reclassified as long-term debt as of December 31, 2019 and 2020 as it may not be redeemed or mature within one year. As of December 31, 2021, the remaining RMB324 million of 2022 Notes are reclassified as short-term debt because the holders had a non-contingent
option to require the Company to repurchase for cash all or any portion of their 2022 Notes on September 15, 2022. In 2022, the 2022 Notes with principal amount of US$51 million (RMB363 million) have all been redeemed for cash.
The Company assessed the 2025 Notes and 2022 Notes (collectively as “Notes”) under ASC 815 and concluded that:

•
The Notes (1) do not entail the same risks; and (2) have a valid business purpose and economic need for structuring the transactions separately. Therefore, the offering of the Notes should be accounted separately;

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
Description of Booking Notes
On September 12, 2016, the Company issued US$25 million Convertible Senior Note to an indirect subsidiary of the Booking Company (the “2022 Booking Note”). The 2022 Booking Note is due on September 15, 2022 and bears interest of 1.25% per annum, which will be paid semi-annually beginning on March 15, 2017. The 2022 Booking Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$65.49 per ADS. As of December 31, 2021, RMB159 million of 2022 Booking Note are reclassified as short-term debt because the holders had a non-contingent option to require the Company to repurchase for cash all or any portion of their 2022 Booking Note on September 15, 2022. In 2022, the
2022 Booking Note with principal amount of US$25 million

(RMB178
million) have all been redeemed for cash.
The Company has accounted for the above notes as a single instrument. The Company recorded the interest expense according to its annual interest rate. There was no BCF attributable to the above notes as the set conversion price for the above notes was greater than the fair value of the ADS price at date of issuance.
Description of Exchangeable Senior Notes
On July 13, 2020, the Company issued exchangeable senior notes due 2027 (the “Exchangeable Senior Notes”) at an aggregate principal amount of US$500 million. The Exchangeable Senior Notes are due on July 1, 2027 and bears interest of 1.5% per annum, which will be paid semi-annually beginning on January 1, 2021. The Exchangeable Senior Notes may be converted, at an initial conversion rate of 24.7795
 H World ADSs per US$
1,000 principal amount of the Notes (which represents an initial conversion price of US$40.36 per H World ADS) at each holder’s option. Since the exchange option is not indexed to the Company’s own stock, the scope exception prescribed in ASC 815-10-15-74 is not met and exchange option is subject to the derivative accounting. Therefore, the Company elects to account for and measures the Exchangeable Senior Notes in its entirety at fair value. As of December 31, 2021, and 2022, the fair value of the Exchangeable Senior Notes amounted to RMB
3.8 billion (US$595 million) and RMB4.2 billion (US$609 million), respectively. For the year ended December 31, 2021 and 2022, the change in fair value gain/(loss) were RMB363 million (US$56 million) and RMB(97) million (US$(14)
million), respectively, which was recorded in “Other income/ (expense)”. As of December 31, 2022, RMB4.2 billion of Exchangeable Senior Notes are reclassified as short-term debt because the holders had a non-contingent option to require the Company to repurchase for cash all or any portion of their Exchangeable Senior Notes on July 1, 2023.

Long-term Loans from Commercial Banks
As of December 31, 2022, the Company obtained long-term bank borrowings of RMB17.2 billion (US$2.5 billion) in aggregate, of which the current portion of RMB4.1 billion was classified as short-term debt (Note 12) and the remaining RMB13.1 billion was reported as long-term debt. The weighted average interest rate for the outstanding borrowings was approximately 3.06
%. The Company was in compliance with the applicable financial covenants with respect to certain financial metrics as of December 31, 2022.

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
For the years ended December 31, 2020, 2021 and 2022, the Company recognized accretion of RMB40 million, nil and nil to the respective redemption value of the preferred shares over the period starting from issuance date with a corresponding reduction to the retained earnings.

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

20.	(LOSSES)/EARNINGS PER SHARE
Following the Share Subdivision as detailed in Note 2, each ordinary share was subdivided into eight ordinary shares and each ADS represents one ordinary share. The weighted average number of ordinary shares used for the calculation of basic and diluted earnings per share/ADS for the years ended December 2020 have been retrospectively adjusted.
Basic (losses)/earnings per share and diluted (losses)/earnings per share were calculated as follows (RMB in millions, except for share and per share data):

	2020	2021	2022
Numerator:
Net loss attributable to Trip’s shareholders	(3,247)	(550)	1,403

Numerator for diluted earnings per share	(3,247)	(550)	1,403

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding (Note i)	600,888,208	634,109,233	648,380,590
Dilutive effect of share options and RSUs	—	—	8,712,236

Denominator for diluted earnings per ordinary share (Note i)	600,888,208	634,109,233	657,092,826

Basic (losses)/earnings per ordinary share (Note i)	(5.40)	(0.87)	2.17

Diluted (losses)/earnings per ordinary share (Note i)	(5.40)	(0.87)	2.14

Basic (losses)/earnings per ADS	(5.40)	(0.87)	2.17

Diluted (losses)/earnings per ADS	(5.40)	(0.87)	2.14

Note i: Basic and diluted losses per ordinary share, weighted average ordinary shares outstanding. dilutive earnings per ordinary share, the dilutive effect of share options and convertible notes have been retrospectively adjusted for the Share Subdivision and the Ratio Change that were effective on March 18, 2021 as detailed in Note 2.
All the convertible senior notes had anti-dilutive impact and were excluded in the computation of diluted EPS in 2020, 2021 and 2022.

For the years ended December 31, 2020, 2021 and 2022, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings/(losses) per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2020	2021	2022
Convertible Notes	27,896,136	1,245,966	906,820
Outstanding weighted average stock options and RSUs	12,433,456	6,756,940	18,155,730

	40,329,592	8,002,906	19,062,550

21.	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of December 31, 2022, the Company had outstanding capital commitments totaling RMB8 million, which consisted of capital expenditures of property, equipment and software.
Deposits under guarantee arrangement
In connection with its air ticketing business, the Company is required by an affiliate of Civil Aviation Administration of China (“CAAC”) and International Air Transport Association (“IATA”) to enter into guarantee arrangements and to pay deposits of which the amount is indexed to the air ticket the Company could issue. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2022, the total quota of the air tickets that the Company was entitled to issue was up to
RMB1.1 billion. The total amount of the deposit the Company paid was RMB147 million.
Based on the guarantee arrangements, the maximum amount of future payments of Company to issue air tickets under the guarantee arrangements is approximately
RMB943
million. Such quota is not considered a financial guarantee since the issuance of air ticketing is at the discretion of the Company in the normal course of business. The Company will be liable to pay only when it issues the air tickets to its users and such payable is included in the accounts payable. Therefore, the Company believes the guarantee arrangements do not constitute any contractual and constructive obligation of the Company and has not recorded any liability beyond the amount of the tickets that have already been issued.
Contingencies
The Company is not currently a party to any pending material litigation or other legal proceeding or claims.
The Company is incorporated in the Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the travel agency and value-added telecommunications business, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new PRC laws and regulations.

22.	GEOGRAPHIC INFORMATION
The following table presents revenue by geographic area, the Greater China and all other countries, based on the geographic location of its websites for the year ended December 31, 2020, 2021 and 2022. No revenue result from an individual country other than the Greater China accounted for more than 10% of revenue for the presented years.

	2020	2021	2022

	RMB (in millions)
Total Revenue
The Greater China	17,019	18,423	16,326
Others	1,308	1,606	3,729

	18,327	20,029	20,055

23.	SUBSEQUENT EVENTS
No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.