Form 20-F
period 2023-12-31
Trip.com Group Ltd
filed 2024-04-29
CIK 1269238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
30 Raffles Place, #29-01
Singapore 048622

(Address of principal executive offices)
Jane Jie Sun, Chief Executive Officer
Telephone: +65 3138-9736
Email: iremail@trip.com
30 Raffles Place, #29-01
Singapore 048622
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act
.

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 644,089,050 ordinary shares, par value US$0.00125 per share, as of December 31, 2023.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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

•

“China” or “PRC” refers to the People’s Republic of China, and, unless the context requires otherwise and solely for the purpose of this annual report such as describing legal or tax matters, authorities, entities, or persons, excludes Hong Kong S.A.R., Macao S.A.R., and Taiwan region of the People’s Republic of China;

•	“CSRC” refers to the China Securities Regulatory Commission;

•	“GMV” refers to gross merchandise volume, the total value of merchandise sold through our platform during a given period;

•	“Hong Kong” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Hong Kong dollars” or “HK$” refers to the legal currency of Hong Kong;

•	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Share Registrar” refers to Computershare Hong Kong Investor Services Limited;

•	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

•	“Macao” or “Macao S.A.R.” refers to the Macao Special Administrative Region of the People’s Republic of China;

•

“Qunar” refers to Qunar Cayman Islands Limited, a Cayman Islands exempted company, and unless the context requires otherwise, includes its predecessor entities, its subsidiaries, and the variable interest entity of which Trip.com Group Limited is the primary beneficiary through Qunar Cayman Islands Limited;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value of US$0.00125 per share;

•	“U.S. dollars” or “US$” refers to the legal currency of the United States;

•

“variable interest entities” or “VIEs” refers to variable interest entities, which are companies incorporated in China that have entered into a series of contractual arrangements with their respective shareholders and our PRC subsidiaries. Under these contractual arrangements, Trip.com Group Limited has a “controlling financing interest” in the VIEs as defined in FASB ASC 810 so that it is considered the primary beneficiary of the VIEs for accounting purposes only and thus consolidates each of these entities under U.S. GAAP. The significant VIEs that Trip.com Group Limited consolidates under U.S. GAAP include (i) Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce (VIE), which holds a value-added telecommunications business license and mainly provides online advertising services, (ii) Shanghai Huacheng Southwest International Travel Agency Co., Ltd., or Shanghai Huacheng (VIE), which holds a travel agency operation license and mainly provides domestic, inbound, and outbound tour services, and air-ticketing services, (iii) Chengdu Ctrip Travel Agency Co., Ltd., or Chengdu Ctrip (VIE), which holds a domestic travel agency operation license and mainly provides air-ticketing services, and (iv) Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing (VIE), which holds the licenses, approvals, and key assets such as mobile application and website that are essential to the business operations of Qunar; and

•

“we” or “our company” refers to Trip.com Group Limited (formerly known as Ctrip.com International, Ltd.), its predecessor entities and subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs, unless otherwise indicated herein. For the avoidance of confusion, “our holding company” or “Trip.com Group Limited” only refers to Trip.com Group Limited, a Cayman Islands exempted company, and unless the context requires otherwise, include its predecessor entities; “our subsidiaries” refers to the entities in which Trip.com Group Limited holds direct or indirect equity ownership, and thus consolidates their financial results; for “variable interest entities” or “VIEs,” see stand-alone definition sets forth above. Trip.com Group Limited does not conduct operations of its own and does not have any equity ownership in the VIEs.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. In calculating our operating data presented in this annual report, we primarily present that of our Ctrip brand and Trip.com brand combined, unless otherwise indicated, except that the gross area of our leased properties and facilities and the number of our employees represent those of our company as a whole.

On March 18, 2021, we effected a change to our authorized share capital by a one-to-eight subdivision of shares. Concurrently, we effected a proportionate change in ADS to ordinary share ratio from eight ADSs representing one ordinary share to one ADS representing one ordinary share. Such changes have been reflected retrospectively throughout this document.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.0999 to US$1.00, which was the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The exchange rate in effect as of April 19, 2024 was RMB7.2403 to US$1.00. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

FORWARD-LOOKING STATEMENT

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies;

•	our future business development, results of operations, and financial condition;

•	our ability to continue to control costs and maintain profitability; and

•	the expected development in the overall economy and demand for travel services in China and globally.

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties, and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors described under “Item 3. Key Information—D. Risk Factors,” included elsewhere in this annual report on Form 20-F, including the following risks:

•	slow-down of economic growth in China and the global economic downturn may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability;

•	public health crisis may have a material and adverse effect on our business and results of operations;

•	general declines or disruptions in the travel industry may materially and adversely affect our business and results of operations;

•	the trading price of our listed securities has been volatile historically and may continue to be volatile regardless of our operating performance;

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

•	our quarterly results are likely to fluctuate because of seasonality in the travel industry;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services; and

•

if the VIE structure and the contractual arrangements among us, the VIEs, and their shareholders are found to be in violation of any PRC laws or regulations, we and/or the VIEs may be subject to fines and other penalties, which may adversely affect our business and results of operations.

These risks are not exhaustive. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. You should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an evolving environment. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs as of December 31, 2023.

Notes:

(1)	Indirectly owned through Trip.com International, a Cayman Islands company.

(2)

The 57% owners of Qunar Cayman Islands Limited are several non-U.S. investment entities, namely M Strat Holdings, L.P., Momentum Strategic Holdings, L.P., Ocean Management Limited, and Earthly Paradise Investment Fund L.P., which are consolidated by us under U.S. GAAP.

(3)	Indirectly owned through Ctrip Travel Holding (Hong Kong) Limited and Ctrip.com (Hong Kong) Limited, both of which are Hong Kong companies.

(4)	Indirectly owned through Ctrip Investment (Shanghai) Co., Ltd., a PRC company.

(5)	Indirectly owned through Queen’s Road Travel Information Limited, a Hong Kong company.

(6)	Min Fan and Qi Shi hold 99.5% and 0.5% of the equity interest in Chengdu Ctrip Travel Agency Co., Ltd., respectively.

(7)	Bo Sun and Maohua Sun hold 89.8% and 10.2% of the equity interest in Shanghai Ctrip Commerce Co., Ltd., respectively.

(8)	Hui Cao and Hui Wang hold 60% and 40% of the equity interest in Beijing Qu Na Information Technology Co., Ltd., respectively.

The majority of our operations are conducted in China. Trip.com Group Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. Our operations in China are conducted through (i) our PRC subsidiaries, and (ii) the VIEs with which we maintain contractual arrangements and their PRC subsidiaries. PRC laws and regulations prohibit foreign investment in internet and other related businesses. Accordingly, these businesses are operated in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs, and their shareholders to direct the business operations of the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Net revenues contributed by the VIEs accounted for 30%, 22%, and 23% of our total net revenues for the year ended December 31, 2021, 2022, and 2023, respectively. As used in this annual report, “we” or “our company” refers to Trip.com Group Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China, primarily including Shanghai Ctrip Commerce Co., Ltd., Shanghai Huacheng Southwest International Travel Agency Co., Ltd., Chengdu Ctrip Travel Agency Co., Ltd., and Beijing Qu Na Information Technology Co., Ltd. Investors in the ADSs are not purchasing any equity interest in the VIEs in China but instead are purchasing the equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

A series of contractual agreements, including powers of attorney, technical consulting and services agreement, equity pledge agreements, exclusive option agreements, and loan agreements, have been entered into by and among our PRC subsidiaries, the VIEs, and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As advised by Commerce & Finance Law Offices, our PRC legal counsel, subject to the disclosure in this annual report, the terms of the contractual arrangements are valid, binding, and enforceable under currently effective PRC laws and regulations. As a result of the contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and thus have consolidated the results of operations, financial position, and cash flows of the VIEs in our consolidated financial statements under U.S. GAAP. The contractual arrangements with the VIEs provide us with a “controlling financial interest” in the VIEs as defined in FASB ASC 810 by entitling us to (i) the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) the right to receive the economic benefits from the VIEs that could be significant to them. Neither Trip.com Group Limited nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with the VIEs.”

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

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs and our investors may never directly hold equity interests in the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the industries that our business may relate to, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities, including those that we may register for sale, to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

There are also uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and uncertainties exist with respect to the application and implementation of PRC laws and regulations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.”

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions relating to areas such as the use of contractual arrangements in certain industries, regulatory approvals on overseas offerings and listings by, and foreign investment in, China-based issuers, the use of the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. As the regulatory developments relating to these areas may change from time to time, uncertainties remain in relation to their interpretation and implementation. It also remains uncertain whether we will comply with the regulatory requirements, including but not limited to filings or approvals, from the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities in all material respects. In addition, if future regulatory developments mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, regulatory actions relating to data security or anti-monopoly concerns in Hong Kong or Macao do not have a material impact on our ability to conduct business, accept foreign investment in the future, continue to list on a United States stock exchange, or maintain our listing status on the Hong Kong Stock Exchange. However, new regulatory actions relating to data security or anti-monopoly concerns in Hong Kong or Macao may be taken in the future, and there can be no assurance as to whether such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, continue to list on a United States stock exchange, or maintain our listing status on the Hong Kong Stock Exchange. We face risks and uncertainties associated with not only these statements and regulatory actions, but also the prospective uncertainties as to the inability of the Public Company Accounting Oversight Board, or the PCAOB, to completely inspect registered public accounting firms headquartered in mainland China (including our independent auditor). These risks may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other exchange outside China, and could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, please refer to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our independent auditor. In May 2022, the SEC conclusively listed Trip.com Group Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As a result, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the year ended December 31, 2022 and we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect registered public accounting firms headquartered in mainland China (including our independent auditor). The inability of the PCAOB to inspect such registered public accounting firms headquartered in mainland China (including our independent auditor) in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions and Approvals Required from the PRC Authorities for Our Operations

Our businesses in China are primarily conducted through our PRC subsidiaries and the VIEs. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Commerce & Finance Law Offices, our PRC legal counsel, our PRC subsidiaries and the VIEs have obtained all of the requisite permissions and approvals from the PRC government authorities for our accommodation reservation, transportation ticketing, packaged-tour, and corporate travel businesses, including, among others, value added telecommunications operating licenses, travel agency operation licenses, and an insurance agency license, except for certain permissions and approvals in mainland China relating to our business of providing ancillary mobility services for transportation ticketing in mainland China, which represents a nominal portion of our transportation ticketing revenues, and subject to the uncertainties with respect to the interpretation and application of PRC laws, regulations, and policies. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We have attempted to comply with the PRC regulations regarding licensing requirements. If the laws and regulations change, our business in China may be adversely affected. Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.” Our subsidiaries in Hong Kong also have obtained travel agency operation licenses and insurance agency licenses that are necessary for their businesses from the Hong Kong authorities, while our Macao subsidiary substantially ceased its operations. As of the date of this annual report, we, our PRC subsidiaries, or the VIEs have not received any denial notification from the authorities in connection with the applications for the necessary permissions or approvals to conduct our business. Given the uncertainties of interpretation and implementation of the PRC laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional approvals and permissions for our business operations in the future. If we, our subsidiaries, or the VIEs do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business, and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We have attempted to comply with the PRC regulations regarding licensing requirements. If the laws and regulations change, our business in China may be adversely affected. Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.”

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) and listing by a PRC domestic company, either in direct or indirect manner, has to be filed with the CSRC. Failure to comply with the filing requirements may result in fines to the PRC domestic companies, the controlling shareholder, and other responsible persons. The responsible persons may be prohibited from entering the securities market by the CSRC in cases of serious violations and may be held criminally liable. As advised by Commerce & Finance Law Offices, our PRC legal counsel, due to the fact that our ADSs have been listed on the Nasdaq Global Select Market and our ordinary shares have been listed on the Hong Kong Stock Exchange, we are deemed as an “Existing Issuer” pursuant to the Overseas Offering and Listing Measures and the implementation guidance, and are not required to complete the filing procedures with the CSRC for our historical securities offering. Nevertheless, in the event that we conduct any securities offerings that will be captured by the Overseas Offering and Listing Measures in the future, we will have to complete the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering on the Nasdaq Global Select Market or the Hong Kong Stock Exchange, or within three business days following the submission of application for overseas offering and listing on any other overseas market(s).

Therefore, in connection with our business operations and issuance or offering of securities to foreign investors, as advised by Commerce & Finance Law Offices, our PRC legal counsel, under currently effective PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs, (i) are not required to obtain permissions from or complete filing procedures with the CSRC for our historical issuances or offerings of securities to foreign investors that have been completed before the date of implementation of the Overseas Offering and Listing Measures, but are required to go through filing procedures with the CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares, and other securities in nature of equity) to foreign investors if we meet certain conditions set forth in the Overseas Offering and Listing Measures to be considered an indirect overseas offering and listing by a PRC domestic company, (ii) are not required to go through a cybersecurity review by the CAC for our issuance or offering of securities to foreign investors, (iii) are required to go through the examination and registration procedures with the National Development and Reform Commission, or the NDRC, for our issuance or offering of certain debt securities, as mandated by the NDRC circular, to foreign investors, and (iv) are not required to obtain any prior permission or approval from any other PRC government authorities for our issuance or offering of securities to foreign investors. If we, our subsidiaries, or the VIEs are deemed to be a critical information infrastructure operator or a network platform operator, whose network product or service purchasing or data processing activities affect or may affect national security, we would be required to go through a cybersecurity review by the CAC. As of the date of this annual report, none of our company, our subsidiaries, or the VIEs has been identified as a critical information infrastructure operator by any government authorities, nor has been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures. As of the date of this annual report, we completed the foreign debt registrations with the NDRC for all debt offerings that were subject to such requirement and have not been required to apply for, nor have we been denied for, any other permission or approval with respect to our issuance or offering of securities to foreign investors. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our failure to comply with privacy and data protection laws and regulations in various jurisdictions could subject us to sanctions, damages, and litigation, and could harm our reputation and business.” However, Commerce & Finance Law Offices, our PRC legal counsel, has further advised us that there remain some uncertainties as to how certain rules published by the PRC government authorities will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules, regulations, or detailed implementations and interpretations in any form. We cannot assure you that the PRC government authorities, including the CSRC and the CAC, would reach the same conclusion as that of our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and ordinary shares” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash and Asset Flows Through Our Organization

Trip.com Group Limited is a holding company with no material operations of its own. Our operations in China are primarily conducted through our PRC subsidiaries, the VIEs, and their PRC subsidiaries. As a result, Trip.com Group Limited’s ability to pay dividends and to service any debt that it may incur depends upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs. If our existing PRC subsidiaries, the VIEs, or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other payments to Trip.com Group Limited. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and the VIEs in China is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.”

The ability to transfer cash and other assets within our organization may be subject to conditions and restrictions pursuant to the applicable laws and regulations. For example, under the PRC laws and regulations, Trip.com Group Limited may provide funding to its PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Trip.com Group Limited’s ability to pay dividends to the shareholders and the ADS holders and to service any debt it may incur may depend upon dividends paid by its PRC subsidiaries and license and service fees paid by the VIEs. Additionally, under the PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE, and the People’s Bank of China. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. As of December 31, 2021, 2022, and 2023, the total amount of such restriction to which our PRC subsidiaries and the VIEs are subject was RMB6.5 billion, RMB6.2 billion, and RMB7.6 billion (US$1.1 billion), respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of China are subject to PRC government regulation on currency conversion or cross-border payment. As a result, the funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on such currency conversion. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

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

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to applicable laws. Even if our board of directors determines to distribute dividends, the form, frequency, and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, potential tax implications, and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For the years ended December 31, 2021, 2022, and 2023, Trip.com Group Limited provided capital contributions of nil, RMB580 million, and nil, to its subsidiaries, respectively.

For the years ended December 31, 2021, 2022, and 2023, Trip.com Group Limited’s cash flows of loan funding provided to its subsidiaries, net of repayments received, were net cash inflows of RMB1.1 billion, net cash outflows of RMB758 million, and net cash inflows of RMB1.8 billion, respectively.

For the years ended December 31, 2021, 2022, and 2023, our subsidiaries did not extend any loan funding to Trip.com Group Limited.

For the years ended December 31, 2021, 2022, and 2023, the VIEs’ cash flows of loan funding provided to our subsidiaries, net of repayments received, were net cash outflows of RMB434 million, net cash inflows of RMB4.0 billion, and net cash outflows of RMB1.2 billion, respectively.

For the years ended December 31, 2021, 2022, and 2023, the VIEs’ cash flows of loan funding received from our subsidiaries, net of repayments made, were net cash outflows of RMB3.8 billion, net cash outflows of RMB7.8 billion, and net cash inflows of RMB0.8 billion, respectively.

For the years ended December 31, 2021, 2022, and 2023, no subsidiary paid dividends or made other distributions to our Cayman Islands holding company. In 2023, our PRC subsidiaries made dividend distributions in an aggregate amount of RMB7.2 billion to their holding company in Hong Kong, Ctrip.com (Hong Kong) Limited. These dividend distributions were subject to 5% withholding tax as disclosed in Note 15 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

For details of the financial position, cash flows, and results of operations of the VIEs, see “—Financial Information Relating to the VIEs” and pages F-15 and F-16 of this annual report on Form 20-F.

Trip.com Group Limited has not declared or paid any cash dividends for the years ended December 31, 2021, 2022, and 2023, nor does it have any present plan to pay any cash dividends on its ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC, and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statements of income/(loss) data for the years ended December 31, 2021, 2022, and 2023 and the selected consolidated balance sheets data as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of income/(loss) data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheets data as of December 31, 2019, 2020, and 2021 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Selected Consolidated Statements of Income/(Loss) Data
Net revenues	35,666	18,316	20,023	20,039	44,510	6,269
Cost of revenues	(7,372)	(4,031)	(4,598)	(4,513)	(8,121)	(1,144)

Gross profit	28,294	14,285	15,425	15,526	36,389	5,125
Operating expenses
—Product development(1)	(10,670)	(7,667)	(8,992)	(8,341)	(12,120)	(1,707)
—Sales and marketing(1)	(9,295)	(4,405)	(4,922)	(4,250)	(9,202)	(1,296)
—General and administrative(1)	(3,289)	(3,636)	(2,922)	(2,847)	(3,743)	(527)

Total operating expenses	(23,254)	(15,708)	(16,836)	(15,438)	(25,065)	(3,530)

Income/ (loss) from operations	5,040	(1,423)	(1,411)	88	11,324	1,595
Net interest income/(expense) and other income/(expense)	4,047	198	940	2,547	(644)	(91)

Income /(loss) before income tax expense and equity in (loss)/income of affiliates	9,087	(1,225)	(471)	2,635	10,680	1,504
Income tax expense	(1,742)	(355)	(270)	(682)	(1,750)	(246)
Equity in (loss)/income of affiliates	(347)	(1,689)	96	(586)	1,072	151
Net income /(loss)	6,998	(3,269)	(645)	1,367	10,002	1,409

Net income/(loss) attributable to non-controlling interests	57	62	95	36	(84)	(12)
Accretion to redemption value of redeemable non-controlling interests(2)	(44)	(40)	—	—	—	—
Net income /(loss) attributable to Trip.com Group Limited	7,011	(3,247)	(550)	1,403	9,918	1,397
Earnings/(losses) per ordinary share data:
Earnings/(losses) per ordinary share(3)(4), basic	12.35	(5.40)	(0.87)	2.17	15.19	2.14
Earnings/(losses) per ordinary share(3)(4), diluted	11.50	(5.40)	(0.87)	2.14	14.78	2.08
Weighted average ordinary shares outstanding(4), basic	567,871,968	600,888,208	634,109,233	648,380,590	652,859,211	652,859,211
Weighted average ordinary shares outstanding(4), diluted	641,952,112	600,888,208	634,109,233	657,092,826	671,062,240	671,062,240

	As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Selected Consolidated Balance Sheets Data
Cash and cash equivalents	19,923	18,096	19,818	17,000	41,592	5,858
Restricted cash	1,824	1,319	1,378	1,487	2,391	337
Short-term investments	23,058	24,820	29,566	25,545	17,748	2,500
Current assets	67,955	58,011	66,108	61,435	88,732	12,498
Investments	51,278	47,943	44,961	50,177	49,342	6,950
Total assets	200,169	187,249	191,859	191,691	219,137	30,865
Current liabilities	69,182	58,369	66,218	61,239	72,411	10,199
Long-term debt	19,537	22,718	11,093	13,177	19,099	2,690
Total liabilities	93,324	85,682	81,403	78,672	96,131	13,540
Redeemable non-controlling interests(2)	1,142	—	—	—	—	—
Share capital	6	6	6	6	6	1
Total Trip.com Group Limited shareholders’ equity	103,442	100,354	109,677	112,283	122,184	17,209
Non-controlling interests	2,261	1,213	779	736	822	116
Total shareholders’ equity	105,703	101,567	110,456	113,019	123,006	17,325

Notes:

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in millions)
Product development	919	964	802	567	870	123
Sales and marketing	144	159	149	115	158	22
General and administrative	651	750	730	506	806	113

(2)

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

(4)

On March 18, 2021, we effected a change to our authorized share capital by a one-to-eight subdivision of shares. Concurrently, we effected a proportionate change in our ADS to ordinary share ratio from eight ADSs representing one ordinary share to one ADS representing one ordinary share. Such changes have been reflected retrospectively throughout this document.

Financial Information Relating to the VIEs

The following tables present the condensed consolidating schedules of financial information of Trip.com Group Limited, our subsidiaries that are the primary beneficiaries of the VIEs, our other subsidiaries, and the VIEs and their subsidiaries for the years and as of the dates indicated.

Condensed Consolidating Schedules of Results of Operations Data

	For the Year Ended December 31, 2023
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	31,747	4,494	8,269	—	44,510
Inter-company net revenues(1)	—	455	5,663	1,781	(7,899)	—
Third-party cost of revenues and operating expenses	(188)	(22,867)	(3,757)	(6,374)	—	(33,186)
Inter-company cost of revenues and operating expenses(1)	—	(3,170)	(25)	(4,704)	7,899	—

(Loss)/income from operations	(188)	6,165	6,375	(1,028)	—	11,324
Share of income/(loss) from subsidiaries and the VIEs(2)	12,070	230	(577)	—	(11,723)	—
Net interest (expense)/income and other (expense)/income	(2,065)	5,985	(4,865)	301	—	(644)

Income/(loss) before income tax expense and equity in income/(loss) of affiliates	9,817	12,380	933	(727)	(11,723)	10,680
Income tax expense	—	(1,158)	(427)	(165)	—	(1,750)
Equity in income/(loss) of affiliates	99	929	91	(47)	—	1,072
Net income/(loss)	9,916	12,151	597	(939)	(11,723)	10,002
Net income/(loss) attributable to non-controlling interests	—	(78)	—	(6)	—	(84)

Net income/(loss) attributable to Trip.com Group Limited	9,916	12,073	597	(945)	(11,723)	9,918

	For the Year Ended December 31, 2022
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	14,355	1,997	3,687	—	20,039
Inter-company net revenues(1)	—	148	2,895	648	(3,691)	—
Third-party cost of revenues and operating expenses	(16)	(12,970)	(3,657)	(3,308)	—	(19,951)
Inter-company cost of revenues and operating expenses(1)	—	(1,834)	(3)	(1,854)	3,691	—

(Loss)/income from operations	(16)	(301)	1,232	(827)	—	88
Share of income from subsidiaries and the VIEs(2)	1,550	1,071	111	—	(2,732)	—
Net interest (expense)/income and other (expense)/income	(30)	1,945	210	422	—	2,547

Income/(loss) before income tax expense and equity in (loss)/income of affiliates	1,504	2,715	1,553	(405)	(2,732)	2,635
Income tax expense	—	(709)	75	(48)	—	(682)
Equity in (loss)/income of affiliates	(101)	(500)	49	(34)	—	(586)
Net income/(loss)	1,403	1,506	1,677	(487)	(2,732)	1,367
Net income/(loss) attributable to non-controlling interests	—	44	—	(8)	—	36

Net income/(loss) attributable to Trip.com Group Limited	1,403	1,550	1,677	(495)	(2,732)	1,403

	For the Year Ended December 31, 2021
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	12,226	2,055	5,742	—	20,023
Inter-company net revenues(1)	—	122	2,578	293	(2,993)	—
Third-party cost of revenues and operating expenses	(13)	(12,095)	(4,115)	(5,211)	—	(21,434)
Inter-company cost of revenues and operating expenses(1)	—	(1,217)	—	(1,776)	2,993	—

(Loss)/income from operations	(13)	(964)	518	(952)	—	(1,411)
Share of income from subsidiaries and the VIEs(2)	742	614	1,043	—	(2,399)	—
Net interest (expense)/income and other (expense)/income	(1,289)	1,181	216	832	—	940

(Loss)/income before income tax expense and equity in income/(loss) of affiliates	(560)	831	1,777	(120)	(2,399)	(471)
Income tax (expense)/benefit	—	(257)	(86)	73	—	(270)
Equity in income/(loss) of affiliates	10	66	85	(65)	—	96

Net (loss)/income	(550)	640	1,776	(112)	(2,399)	(645)
Net income/(loss) attributable to non-controlling interests	—	102	—	(7)	—	95

Net (loss)/income attributable to Trip.com Group Limited	(550)	742	1,776	(119)	(2,399)	(550)

Notes:

(1)

It represents the elimination of the intercompany service charge at the consolidation level. For the years ended December 31, 2021, 2022, and 2023, the service fees of the VIEs and their subsidiaries charged by the primary beneficiaries of the VIEs were RMB1.7 billion, RMB1.7 billion, and RMB4.3 billion, respectively.

(2)	It represents the elimination of the investment among Trip.com Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.

Condensed Consolidating Schedules of Balance Sheets Data

	As of December 31, 2023
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminations	Consolidated Totals

	(RMB in millions)
ASSETS
Cash and cash equivalents	153	26,239	12,375	2,825	—	41,592
Restricted cash	—	1,764	94	533	—	2,391
Short-term investments	—	12,870	4,681	197	—	17,748
Accounts receivable	—	9,999	48	1,363	—	11,410
Due from related parties	—	2,594	35	213	—	2,842
Prepayments and other current assets	311	10,010	352	2,076	—	12,749
Amounts due from Group companies(1)	32,110	10,779	4,273	6,699	(53,861)	—
Long-term prepayments and other assets	—	413	11	239	—	663
Long-term receivables due from related parties	—	—	—	25	—	25
Land use rights	—	37	43	—	—	80
Property, equipment and software	—	4,725	373	44	—	5,142
Investments	11,512	30,680	4,152	2,998	—	49,342
Investment in subsidiaries and the VIEs(2)	103,710	8,781	10,620	—	(123,111)	—
Goodwill	—	58,985	48	339	—	59,372
Intangible assets	—	12,275	—	289	—	12,564
Right-of-use assets	—	607	16	18	—	641
Deferred tax assets	—	2,113	236	227	—	2,576

Total assets	147,796	192,871	37,357	18,085	(176,972)	219,137

LIABILITIES
Short-term debt and current portion of long-term debt	5,116	9,071	8,425	3,245	—	25,857
Accounts payable	—	13,422	73	2,964	—	16,459
Due to related parties	—	264	32	7	—	303
Salary and welfare payable	—	3,612	1,540	196	—	5,348
Taxes payable	—	1,438	492	108	—	2,038
Advances from customers	—	11,689	54	1,637	—	13,380
Accrued liability for rewards program	—	777	29	238	—	1,044
Other payables and accruals	280	2,333	3,207	2,162	—	7,982
Amounts due to Group companies(1)	559	40,864	6,504	5,934	(53,861)	—
Deferred tax liabilities	—	3,754	1	70	—	3,825
Long-term debt	19,070	24	—	5	—	19,099
Long-term lease liability	—	471	1	5	—	477
Other long-term liabilities	—	319	—	—	—	319

Total liabilities	25,025	88,038	20,358	16,571	(53,861)	96,131

Total shareholders’ equity	122,771	104,833	16,999	1,514	(123,111)	123,006

Total liabilities and shareholders’ equity	147,796	192,871	37,357	18,085	(176,972)	219,137

	As of December 31, 2022
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminations	Consolidated Totals
	(RMB in millions)
ASSETS
Cash and cash equivalents	12	10,216	3,881	2,891	—	17,000
Restricted cash	—	893	145	449	—	1,487
Short-term investments	—	19,847	3,055	2,643	—	25,545
Accounts receivable	—	4,779	101	606	—	5,486
Due from related parties	—	1,432	79	237	—	1,748
Prepayments and other current assets	192	7,403	199	2,375	—	10,169
Amounts due from Group companies(1)	19,009	7,829	4,619	4,852	(36,309)	—
Long-term prepayments and other assets	—	297	26	222	—	545
Long-term receivables due from related parties	—	—	—	25	—	25
Land use rights	—	38	45	—	—	83
Property, equipment and software	—	4,716	441	47	—	5,204
Investments	13,136	27,320	7,600	2,121	—	50,177
Investment in subsidiaries and the VIEs(2)	103,623	10,256	13,630	—	(127,509)	—
Goodwill	—	58,950	48	339	—	59,337
Intangible assets	—	12,431	—	311	—	12,742
Right-of-use assets	—	761	37	21	—	819
Deferred tax assets	—	805	178	341	—	1,324

Total assets	135,972	167,973	34,084	17,480	(163,818)	191,691

LIABILITIES
Short-term debt and current portion of long-term debt	10,945	11,050	5,464	5,215	—	32,674
Accounts payable	—	5,911	161	1,497	—	7,569
Due to related parties	—	108	40	8	—	156
Salary and welfare payable	—	2,117	1,608	193	—	3,918
Taxes payable	—	509	304	22	—	835
Advances from customers	—	7,008	58	1,212	—	8,278
Accrued liability for rewards program	—	313	7	76	—	396
Other payables and accruals	206	4,179	933	2,095	—	7,413
Amounts due to Group companies(1)	577	26,790	3,791	5,150	(36,308)	—
Deferred tax liabilities	—	3,407	—	80	—	3,487
Long-term debt	13,154	23	—	—	—	13,177
Long-term lease liability	—	513	11	10	—	534
Other long-term liabilities	—	235	—	—	—	235

Total liabilities	24,882	62,163	12,377	15,558	(36,308)	78,672

Total shareholders’ equity	111,090	105,810	21,707	1,922	(127,510)	113,019

Total liabilities and shareholders’ equity	135,972	167,973	34,084	17,480	(163,818)	191,691

Notes:

(1)

It represents the elimination of intercompany balances among Trip.com Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries for treasury cash management purpose.

(2)	It represents the elimination of the investment among Trip.com Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.

Condensed Consolidating Schedule of Cash Flows Data

	For the Year Ended December 31, 2023
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Net cash (used in)/provided by operating activities(1)	(1,536)	18,260	8,088	1,092	(3,900)	22,004
Cash flows of loan funding provided to group companies, net of repayments received	1,775	(3,615)	346	(1,182)	2,676	—
Other investing activities	—	5,639	(1,011)	1,291	—	5,919

Net cash (used in)/provided by investing activities	1,775	2,024	(665)	109	2,676	5,919
Cash flows of loan funding received from group companies, net of repayments made	(18)	(803)	2,714	783	(2,676)	—
Cash paid for repurchasing of ordinary shares	(1,617)	—	—	—	—	(1,617)
Dividends for ordinary shareholders	—	(400)	(3,500)	—	3,900	—
Other financing activities	421	(2,347)	2,961	(1,965)	—	(930)

Net cash provided by/(used in) financing activities	(1,214)	(3,550)	2,175	(1,182)	1,224	(2,547)

	For the Year Ended December 31, 2022
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Net cash (used in)/provided by operating activities(1)	(682)	3,508	1,492	(1,677)	—	2,641
Capital contribution to Group companies	(580)	—	(3,550)	—	4,130	—
Cash flows of loan funding provided to group companies, net of repayments received	(758)	6,060	2,589	3,958	(11,849)	—
Other investing activities	—	(2,777)	3,554	359	—	1,136

Net cash (used in)/provided by investing activities	(1,338)	3,283	2,593	4,317	(7,719)	1,136
Capital contribution from Group companies	—	4,130	—	—	(4,130)	—
Cash flows of loan funding received from group companies, net of repayments made	(1)	(5,490)	1,438	(7,796)	11,849	—
Other financing activities	2,093	(7,182)	(2,606)	839	139	(6,717)

Net cash provided by/(used in) financing activities	2,092	(8,542)	(1,168)	(6,957)	7,858	(6,717)

	For the Year Ended December 31, 2021
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Net cash (used in)/provided by operating activities(1)	(742)	(243)	2,189	1,271	—	2,475
Capital contribution to Group companies	—	—	(1,100)	—	1,100	—
Cash flows of loan funding provided to group companies, net of repayments received	1,069	3,297	—	(434)	(3,932)	—
Other investing activities	—	(1,713)	(3,487)	1,052	—	(4,148)

Net cash (used in)/provided by investing activities	1,069	1,584	(4,587)	618	(2,832)	(4,148)
Proceeds from issuance of ordinary shares net of issuance cost	7,984	—	—	—	—	7,984
Capital contribution from Group companies	—	1,100	—	—	(1,100)	—
Cash flows of loan funding received from group companies, net of repayments made	—	(635)	492	(3,789)	3,932	—
Other financing activities	(8,300)	(218)	2,230	2,223	—	(4,065)

Net cash provided by/(used in) financing activities	(316)	247	2,722	(1,566)	2,832	3,919

Note:

(1)

For the years ended December 31, 2021, 2022, and 2023, cash paid by the VIEs to the primary beneficiaries of the VIEs for service fees were RMB1.7 billion, RMB1.7 billion, and RMB4.3 billion, respectively.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. The operational and legal risks as well as the potential consequences associated with being based in and having operations in mainland China as discussed in the risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to operations in Hong Kong and Macao. Below is a summary of material risks we face, organized under their headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

•

Pandemics, epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Pandemics, epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”

•

Our business could suffer if we do not successfully manage our future developments, or if we are unable to execute our strategies effectively. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Our business could suffer if we do not successfully manage our future developments, or if we are unable to execute our strategies effectively.”

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

•

Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risks and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risks and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.”

•

We have incurred substantial indebtedness and may incur additional indebtedness in the future. We may not be able to generate sufficient cash to satisfy our outstanding and future debt obligations. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—We have incurred substantial indebtedness and may incur additional indebtedness in the future. We may not be able to generate sufficient cash to satisfy our outstanding and future debt obligations.”

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

Risks Relating to Our Corporate Structure

•

PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and uncertainties exist with respect to the application and implementation of PRC laws and regulations. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

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

•

The principal shareholders of the VIEs have potential conflict of interest with us, which may adversely affect our business. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure—The principal shareholders of the VIEs have potential conflict of interest with us, which may adversely affect our business.”

•

Our business may be significantly affected by the PRC Foreign Investment Law. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.”

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

•

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

•

The PCAOB had historically been unable to inspect registered public accounting firms headquartered in mainland China (including our independent auditor). The inability of the PCAOB to inspect such registered public accounting firms headquartered in mainland China (including our independent auditor) in the past has deprived our investors with the benefits of such inspections. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect registered public accounting firms headquartered in mainland China (including our independent auditor). The inability of the PCAOB to inspect such registered public accounting firms headquartered in mainland China (including our independent auditor) in the past has deprived our investors with the benefits of such inspections.”

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, could disrupt the travel industry and our business operations in China and elsewhere in the world, reduce or restrict demand for travel and travel-related products and services, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Any one or more of these events or recurrences may adversely affect our sales results, even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

During the COVID-19 pandemic, we experienced a significant decline in travel demand resulting in significant user cancelations and refund requests and reduced new orders relating to international and domestic travel and lodging. The supply of domestic transportation tickets and international air tickets was also adversely and significantly affected in response to comprehensive containment measures in China and elsewhere. We actively assisted our users in their cancelation and refund requests and worked with our ecosystem partners to prepare for difficult market conditions, for which we incurred significant cash outflows. Our ecosystem partners’ abilities to timely deliver products and services and respond to rescheduling or cancelation requests was adversely affected for similar reasons. In response to the COVID-19 pandemic, we swiftly adopted cost control measures to mitigate the significant slowdown in user demand.

Our revenues were materially and adversely affected in 2020, 2021, and 2022 as a result of the COVID-19 pandemic. We also incurred significant incremental costs and expenses during the pandemic to facilitate our users’ cancelations and refund requests, as compared to the period prior to the outbreak of COVID-19. In addition, we made provisions for the expected difficulty in collection of receivables, which resulted in additional allowance for expected credit losses from the receivables due from our customers. Moreover, we made significant downward adjustments and impairment to our long-term investments as a result of COVID-19 related impacts.

Since the beginning of 2023, the situation has significantly improved and normalized. However, in the event of any resurgence of the COVID-19 pandemic, we cannot assure you that we would have sufficient resources and capacity to navigate the headwinds or that additional financing will be available to us on reasonable terms, or at all, should we require it.

Consequently, any future outbreak of contagious diseases or similar adverse public health developments, extreme unexpected bad weather, or severe natural disasters would affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could adversely affect our users’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Public policy regarding, or governmental restrictions on, travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters could materially and adversely affect our business and operating results.

Our business could suffer if we do not successfully manage our future developments, or if we are unable to execute our strategies effectively.

Our business has evolved significantly as a result of both organic growth of existing operations and acquisitions and we may experience further developments from time to time in the future. We have significantly expanded, and may further expand, our operations and workforce, as a result of the growth of our service offerings, user base, and geographic coverage. For example, we have invested in, and may continue to invest in, organic growth by rolling out new business initiatives focusing on a diverse range of areas including expanding our one-stop travel offerings and upgrading our content capabilities. For the year ended December 31, 2023, we invested RMB12 billion (US$1.7 billion) in product development. If such new business initiatives fail to perform as expected, our financial condition and results of operations could be adversely affected. Our growth to date has placed, and our anticipated future operations will continue to place, significant strain on our management, systems, and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the developments of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We are growing our global presence through a combination of owned brands, direct investments, and strategic partnerships. As we continue to increase our product and service offerings, we will further upgrade our content capabilities and deliver more appealing content in new and diverse formats, including live streaming, to improve user engagement. In addition, we will continue to invest in AI and cloud technologies, and further enhance our technology and cloud infrastructure. All these efforts will require significant managerial, financial, and human resources. We cannot assure you that we will be able to effectively manage our developments or to execute all these strategies successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict, and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There also have been concerns about the relationship between China and certain other countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations, and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, financial condition, and results of operations.

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

Our business is significantly affected by the trends that occur in the travel industry in China and globally, including the accommodation reservation, transportation ticketing, and packaged-tour and in-destination activity sectors. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Other trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	actual or threatened war or terrorist activities;

•	an outbreak of COVID-19, EVD, MERS, SARS, H1N1 flu, H7N9 flu, and avian flu, or any other serious contagious diseases;

•	increasing prices in the hotel, transportation ticketing, or other travel-related sectors;

•	increasing occurrence of travel-related accidents;

•	political unrest, civil strife, or other geopolitical uncertainty;

•

natural disasters or poor weather conditions, such as hurricanes, earthquakes, or tsunamis, as well as the physical effects of climate change, which may include more frequent or severe storms, flooding, rising sea levels, water shortage, droughts, and wildfires; and

•	any travel restrictions in China or elsewhere in the world.

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

We rely on ecosystem partners, such as hotels and airlines, and other third-party agents to make their services available to users through us, and our business prospects depend on our ability to maintain and expand relationships with ecosystem partners and other third-party agents. If we are unable to maintain satisfactory relationships with our existing ecosystem partners, or if our ecosystem partners establish similar or more favorable relationships with our competitors, or if our ecosystem partners increase their competition with us through their direct sales, or if any one or more of our ecosystem partners significantly reduce participation in our services for a sustained period of time or completely withdraw participation in our services, our business, market share, and results of operations may be materially and adversely affected. To the extent any of those major or popular ecosystem partners cease to participate in our services in favor of one of our competitors’ systems or decide to require consumers to purchase services directly from them, our business, market share, and results of operations may suffer. If we cannot resolve conflicts of interest or disputes between us and any existing or prospective ecosystem partners, legal actions may be initiated by either party. Any legal proceedings or measures in response to disputes may be expensive, time-consuming, and disruptive to our operations and divert our management’s attention. We also cannot assure you that we will prevail in any of those legal proceedings or be able to prevent any similar claims or legal proceedings being initiated against us by others in the future.

Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of certain hotel rooms. We rely on hotel partners to provide us with rooms at discounted prices. However, most of the contracts with our hotel partners must be renewed from time to time. We cannot assure you that our hotel partners will renew our contracts in the future on favorable terms or terms similar to those we have agreed to. The hotel partners may reduce the commission rates on bookings made through us. Furthermore, in order to maintain and grow our business and to effectively compete with many of our competitors in all potential markets, we will need to establish new arrangements with hotels and accommodations of all ratings and categories in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. Such failure could harm the growth of our business and adversely affect our operating results and financial condition, which consequently will impact the trading price of our ADSs and ordinary shares.

We derive revenues and other significant benefits from our arrangements with major domestic airlines in China and international airlines. Our airline ticket partners allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. We cannot assure you that the collaboration model, terms, or pricing that we currently maintain with our airline ecosystem partners will continue to remain the same. We experienced certain changes historically and our arrangements with our airline ecosystem partners may still be subject to unilateral or bilateral changes. We cannot assure you that these changes, if any, will work in our favor. Additionally, although we currently have supply relationships with these airlines, they also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. The loss of ecosystem partner relationships or further adverse changes in major business terms with our ecosystem partners would materially impair our operating results and financial condition as we would lose an increasingly significant source of our revenues.

We generated a portion of our revenues through commissions from ecosystem partners that we form strategic alliances with, including our hotel partners, airline ticket partners and other ecosystem partners. We cannot assure you, however, that we will be able to successfully establish and maintain strategic alliances with third parties which are effective and beneficial for our business. Our inability to do so could have a material adverse effect on our market penetration, revenue growth, and profitability.

Strategic acquisition of complementary businesses and assets create significant challenges, such as dilutive effect on our equity securities and impact on our financial performance, that may materially and adversely affect our business, reputation, results of operations, and financial condition.

We have made and intend to continue to make strategic acquisitions in the travel industry in China and overseas. If we are presented with appropriate opportunities, we may continue to acquire complementary businesses and assets in the future. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could adversely affect our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired business. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. Moreover, we may not be able to achieve our intended strategies and may result in substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired business or manage a larger business. Any such negative developments could materially and adversely affect our business, reputation, results of operations, and financial condition.

Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risks and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.

As part of our plan to expand our product and service offerings, we have made and intend to make strategic investments in the travel service industries in China and overseas. If the ADS or share prices of the public companies that we invest in decline and become lower than our share purchase prices, as we experienced historically, we would record changes in fair value in our consolidated statements of income/(loss) under U.S. GAAP, which in turn would adversely affect our results of operations for the relevant periods. In addition, if any of our investees in which our investments are classified as equity method investments incur net losses in the future, we will share their net losses proportionate to our equity interest in them.

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

•

potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under the applicable law in connection with any of our significant investments approved by the board; and

•	failure to be in full compliance with applicable laws, rules, and regulations.

In particular, our strategy of investing in a complementary business could be adversely affected by uncertainties in the implementation and enforcement of the PRC Anti-Monopoly Law. Under the PRC Anti-Monopoly Law, companies undertaking mergers, acquisitions, or other transactions that may be deemed as concentrations in China must notify the anti-monopoly law enforcement authority of the State Council, which currently is the State Administration for Market Regulation, or the SAMR, in advance of any transaction where the parties’ revenues in the China market and global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. The anti-monopoly law enforcement authority will then conduct an anti-monopoly review of the transactions of which it was notified, including merger of companies, possession of control over other companies through equity or asset acquisitions, or possession of control over, or the possibility of exercising decisive influence on, other companies through contract or any other means.

There are numerous factors the anti-monopoly law enforcement authority considers in determining “concentrations,” depending on certain criteria. In light of the uncertainties relating to the interpretation, implementation, and enforcement of the PRC Anti-Monopoly Law, we cannot assure you that the anti-monopoly law enforcement authority will not deem our past and future acquisitions or investments, including the ones referenced herein or elsewhere in this annual report, to have met the filing criteria under the PRC Anti-Monopoly Law and therefore demand a filing for merger review. The strengthened enforcement of the PRC Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. Our strategic investments, including our historical transactions such as our acquisition of shares of Qunar in 2015 and any transactions to be contemplated in the future, have been and may continue to be subject to PRC regulatory authorities’ scrutiny from anti-monopoly perspective from time to time.

There can be no assurance as to whether the PRC regulatory authorities will impose any penalties or other restrictive measures on us or any other parties for our strategic investments. If we are deemed to have carried out a concentration of undertakings in violation of the PRC Anti-Monopoly Law, we could be subject to restrictive measures including an order to cease the concentration activities, a fine of up to 10% of our sales revenue from the previous year where such concentration has or may have the effect of excluding or restricting competition, or a fine of up to RMB5 million where such concentration does not have the effect of excluding or restricting competition, or more severe punitive fine for particularly serious circumstances, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. The aforesaid penalties and restrictive measures could affect our business and financial results, and harm our reputation. Further, substantial uncertainties remain as to whether our current business cooperation arrangements with Qunar would be deemed as violation to the PRC Anti-Monopoly Law in any material aspects, which will be subject to the discretion of the anti-monopoly law enforcement authority.

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

We have incurred substantial indebtedness to execute our business operations and strategies. Payment due within one year from December 31, 2023 for our debt obligations amounted to RMB27.4 billion (US$3.9 billion). Payment due after one year from December 31, 2023 for our debt obligations amounted to RMB20.2 billion (US$2.8 billion). To the extent that we were to settle or redeem our convertible notes or exchangeable senior notes in cash, our debt obligations would become more substantial.

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

We may from time to time incur additional indebtedness and contingent liabilities. If we incur additional debt, the risks that we face as a result of our substantial indebtedness and leverage could intensify. For example, in July 2020, we issued US$500 million in aggregate principal amount of 1.50% exchangeable senior notes due 2027. Additionally, in 2021 and 2022, we also obtained loan facilities from certain financial institutions.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business, and other factors, many of which are beyond our control. As a result, we may not generate or obtain sufficient cash flow to meet our anticipated operating expenses and to service our debt obligation as they become due.

We recorded a significant amount of goodwill and indefinite lived intangible assets in connection with our strategic acquisitions and investments, and we may incur material impairment charges to our goodwill and indefinite lived intangible assets if the recoverability of these assets become substantially reduced.

In connection with our strategic acquisitions in recent years, we recorded a significant amount of goodwill and indefinite lived intangible assets booked in our financial statements. As of December 31, 2023, our goodwill was RMB59 billion (US$8.4 billion). ASC 350 “Intangibles-Goodwill and Other” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. We operate our business with a single reporting unit. We performed qualitative assessment by reviewing various events and circumstances, including macroeconomics conditions, industry and market considerations, our overall financial performance and the share price, and concluded by weighing all these factors in their entirety to determine whether it is necessary to perform the quantitative impairment test. For 2021, 2022, and 2023, we did not recognize any impairment charges for goodwill or indefinite lived intangible assets, because there was no indicator of impairment identified in our qualitative assessment. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge. We may potentially incur significant impairment charges if the recoverability of these assets become substantially reduced in the future. Any such impairment charges would adversely affect our financial condition and results of operations. In addition, in the case that the trading price of our ADSs or ordinary shares declines, and the amount by which the share price exceeds the carrying value of the reporting unit becomes minimal, it may be considered an indicator for us to perform interim goodwill impairment test and we may need to recognize impairment on goodwill or other long-lived assets. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Goodwill, Intangible Assets, and Long-Lived Assets.”

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

We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. In addition, international travelers have become an increasingly important user base for us. Competitors that have formed stronger strategic alliances with overseas travel consolidators may have more effective channels to address the needs of travelers in China to travel overseas. Furthermore, we do not have exclusive arrangements with our ecosystem partners. The combination of these factors means that potential entrants to our industry face relatively low entry barriers.

In the past, certain competitors launched aggressive advertising campaigns, special promotions and engaged in other marketing activities to promote their brands, acquire new users, or increase their market shares. In response to such competitive pressure, we took and may continue to take similar measures and as a result would incur significant expenses, which in turn could negatively affect our operating margins in the quarters or years when such promotional activities are carried out. In addition, some of our existing and potential competitors may have competitive advantages, such as significantly larger active user base on mobile or other online platforms, greater financial, marketing and strategic relationships, alliances or other resources or name recognition and technology capabilities, and may be able to imitate and adopt our business model. In particular, other major internet platforms may benefit from the existing user base of their other services. These platforms can utilize the traffic they already obtain and direct the users from their other services offerings to their travel services and further achieve synergies effects. Furthermore, in order to attract and retain users and compete against our competitors, we have deployed significant resources in research and development to enhance our AI and cloud technologies. However, we cannot assure you that the effectiveness of our data analytics capabilities and technologies will be comparable or superior to our competitors at all times. If any of our competitors provides comparable or better content feed to the users on their platforms, or if we are unable to provide sufficient quality content to our users’ satisfaction leveraging our data analytics capabilities, we may suffer a decline in our user traffic. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business, results of operations, and profit margins may be materially and adversely affected.

If we fail to further increase our brand recognition, we may face difficulty in maintaining existing and acquiring new users and business partners and our business may be harmed.

We believe that maintaining and enhancing our brands depends in part on our ability to grow our user base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry. The successful promotion of our brands will depend largely on our ability to maintain a sizeable and active user base, maintain relationships with our business partners, provide high-quality user support, properly address user needs and handle user complaints, and organize effective marketing and advertising programs. We are also subject to reputational risks arising from user complaints. Users may raise complaints against us if they are dissatisfied with the travel products and services provided to them. If we do not resolve the complaints effectively in a timely manner, our users may reduce their use of our platform and services, and may demand refund or even further compensation from us by all practicable means, which could harm our reputation and brand image if these complaints are brought to public sight, and may materially and adversely affect our business, financial condition, and results of operations. If our user base significantly declines or grows more slowly than our key competitors, the quality of our user support substantially deteriorates, or our business partners cease to do business with us, we may not be able to maintain and promote our brands in a cost-effective manner, and our business may be harmed.

Negative publicity related to us or in general with respect to the travel industry could impair our reputation, which in turn could materially and adversely affect our business, results of operations, and price of our ADSs or ordinary shares.

The reputation of our brands is critical to our business and competitiveness. Negative publicity with respect to us or the travel industry in general, from time to time, whether or not we are at fault, including but not limited to those relating to our business, products and services, user experiences, employee relationships and welfare, compliance with law, financial condition or prospects, whether with or without merit, could impair our reputation and adversely affect our business and operating results. Prospective users may be reluctant to engage in transactions with us if there is any negative publicity in connection with the use of our services or products, the operation of our business, and other aspects about us. In addition, the negative publicity of any of our brands may extend far beyond the brand involved, especially due to our comprehensive presences in the travel industry in general, to affect some or all of our other brands. Furthermore, negative publicity about other market players or isolated incidents, regardless of whether or not it is factually correct or whether we have engaged in any inappropriate activities, may result in negative perception of our industry as a whole and undermine the credibility we have established. Negative developments in the market may lead to tightened regulatory scrutiny and limit the scope of our permissible business activities. We could lose significant number of users due to negative publicity with respect to us or the travel industry in general.

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

The satisfactory performance, reliability, and availability of our infrastructure, including our mobile platform, websites, and systems, are critical to the success of our business. Any system interruptions that result in the unavailability or slowdown of our mobile platform, websites, or other systems and the disruption in our services could reduce the volume of our business and make us less attractive to users. Our customer service centers are equipped with extensive computer and communications systems. Our technology platform and computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, hacking or other attempts at system sabotage, vandalism, natural disasters, and other similar events. We have implemented extensive measures to ensure prompt responses to any network shutdown, system failure, or similar incidents in the future, and to continue to update our security protocol to protect our systems from any human error, third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. We did not experience any material cybersecurity incident in 2021, 2022, or 2023 and up to the date of this annual report. However, we cannot assure you that unexpected interruptions to our systems will not occur in the future. We do not carry business interruption insurance to compensate us for losses that may occur as a result of such disruptions. In addition, any such future occurrences could reduce user satisfaction levels, damage our reputation and materially and adversely affect our business.

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

Our future success depends heavily upon the continued services of our key executives. We rely on their expertise in business operations, finance, and travel services and on their relationships with our ecosystem partners and shareholders. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them. In that case, our business may be severely disrupted. We may incur additional expenses to recruit and train personnel and our financial condition and results of operations may be materially and adversely affected.

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

If we are unable to attract, train, and retain key individuals and highly skilled employees, our business may be adversely affected.

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

We have expanded our business overseas over the years and currently operate our business in many foreign jurisdictions, including without limitation Asian and European countries. As we plan to further expand our global presence over the long term by means of partnerships and investments, we are exposed to a variety of risks in our business operations, including operational risk, compliance risk, and reputational risk. Compliance with foreign laws and regulations that apply to our international operations increases our cost of doing business in foreign jurisdictions. These laws and regulations include data privacy requirements, customer protection related laws, labor relations laws, tax laws, foreign currency-related regulations, anti-unfair competition regulations, prohibitions on payments to governmental officials, market access, import, export and general trade regulations, including but not limited to economic sanctions and embargos. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business, including the loss of trade privileges. Any such violations could result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions, and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business, and our operating results. Compliance with these laws requires a significant amount of management attention and effort, which may divert management’s attention from running our business operations and could harm our ability to grow our business, or may increase our expenses as we engage specialized or other additional resources to assist us with our compliance efforts. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties. We monitor our operations and investigate allegations of improprieties relating to transactions and the way in which such transactions are recorded. Where circumstances warrant, we provide information and report our findings to government authorities, but no assurance can be given that action will not be taken by such authorities. In addition, as our business and operation expand in international markets, we could be exposed to increased foreign exchange risks for other currencies.

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

We partially rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party transportation ticketing agencies to issue transportation tickets and travel insurance products, confirmations and deliveries in some cities in China and overseas. We also rely on third-party local operators to deliver on-site services to our packaged-tour and in-destination activity users and other services, such as car services.

Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance, such as server errors or interruptions, or dishonest business conduct, could impair the timing and quality of our own service. If our service providers fail to provide high-quality services in a timely manner to our users, or provide services that are substantially different from its description or without licenses or permits as required by the laws and regulations despite that we have so requested, violate any applicable rules and regulations, or involve in incidents of negative publicity, our services will not meet the expectations of our users, our users may claim against us for damages and stop using our online platforms, and our reputation and brand will be damaged. Furthermore, if our arrangement with any of these third parties is terminated, we may not find an alternative source of support on a timely basis or on favorable terms to us.

We may be the subject of detrimental conduct by third parties, including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, ecosystem partners, users and revenues, and adversely affect the price of our ADSs or ordinary shares.

We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues, business relationships, business prospects, and business ethics. Additionally, allegations, directly or indirectly against us, may be posted on the internet by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and we cannot assure you that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, ecosystem partners, users, and revenues and adversely affect the price of our ADSs or ordinary shares.

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

If our ecosystem partners or users provide us with untrue information or misrepresentations regarding the users’ consumption of our ecosystem partners’ products and services, we may not be able to recognize and collect revenues to which we are entitled.

We recognize revenues primarily based on commissions earned from our ecosystem partners. Accordingly, we rely on our ecosystem partners and users to provide us with truthful information regarding the users’ consumption of our ecosystem partners’ products and services through our platform, which forms the basis for calculating the commissions that we are entitled to receive from our ecosystem partners. For example, we generate substantially all of our accommodation reservation revenue through commissions from hotel reservation partners through our platform. To confirm whether a user adheres to the booked itinerary, we routinely make inquiries with the hotel and, occasionally, with the user. If our hotel partners and users bypass our platform and transact directly, we may be provided with untrue information or misrepresentations with respect to our users’ length of stay at the hotels. As a result, we would not be able to collect revenues to which we are entitled. In addition, using such untrue information may lead to inaccurate business projections and plans, which may adversely affect our business planning and strategy.

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

Under the PRC Enterprise Income Tax Law, as amended, and the implementation rules, foreign-invested enterprises and domestic enterprises are subject to enterprise income tax at a uniform rate of 25%. Certain enterprises may benefit from a preferential tax rate of 15% under the PRC Enterprise Income Tax Law if they qualify as “high and new technology enterprises” or if they are located in certain regions of China where favorable policies encouraging economic development are in place, subject to certain general restrictions described in the PRC Enterprise Income Tax Law and the related regulations. Furthermore, preferential enterprise income tax rates are available for qualified software enterprises whereby entities are entitled to full exemption from enterprise income tax for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years.

Seven of our PRC subsidiaries and one of the VIEs have been recognized by the local authorities as high and new technology enterprises under the PRC Enterprise Income Tax Law. Therefore, these entities are entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualifications as high and new technology enterprises. This qualification must be renewed every three years. The preferential tax treatment is subject to periodic review and may be adjusted or revoked at any time. We cannot assure you that these entities will continue to qualify as high and new technology enterprises when they are subject to reevaluation in the future. Furthermore, certain PRC subsidiaries enjoyed a reduced tax rate as qualified software enterprises in the past few years and such tax benefit expired at the end of the five-year period on December 31, 2023.

The State Taxation Administration, the Ministry of Finance, and the General Administration of Customs have jointly implemented a preferential tax policy to encourage economic development in China’s western regions. This policy was renewed for a third decade through 2030 when these three government agencies jointly issued the Announcement on Renewing the Enterprise Income Tax Policy for Western Development on April 23, 2020. Two of our PRC subsidiaries and one of the VIEs are entitled to enjoy a preferential tax rate of 15% until 2030, as long as the portion of its business that is in the “encouraged” category under the NDRC’s Catalog of Encouraged Industries in the Western Regions accounts for no less than 60% of its revenues. In the event that the preferential tax treatment for these entities is discontinued, these entities will become subject to the standard tax rate at 25%, which would materially increase our tax obligations.

We may be subject to legal or administrative proceedings regarding information provided on our online portals or other aspects of our business operations, which may be time-consuming to defend.

Our online portals contain information about hotels, transportation, popular vacation destinations, and other travel-related topics posted by us as well as third parties. It is possible that if any information accessible on our online portals contains errors or false or misleading information, third parties could take actions against us for losses incurred in connection with the use of such information. From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to breach of contract claims, intellectual property infringement, unfair competition claims, claims relating to our online ride-hailing services, advertising services and pricing information we provided, and other matters. Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flow. Regardless of the outcome and merit of such proceedings, any legal action can have an adverse impact on us because of defense costs, negative publicity, diversion of management’s attention, and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in China or in another jurisdiction, could materially and adversely affect our financial position, results of operations, or cash flows in a particular period or damage our reputation.

We could be liable for breaches of internet security or fraudulent transactions by users of our online platforms and our websites.

Internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission, and sharing of confidential information. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which came into effect on June 1, 2017. The PRC Cyber Security Law requires that a network operator, which includes among others, internet information services providers, to take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks, imposing a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security, and take corresponding remedial measures. Any violation of the PRC Cyber Security Law may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, shutdown of websites, or criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—PRC Government Regulations—Regulations Relating to Internet Information Security and Privacy Protection.”

We conduct a significant portion of our transactions through the internet, including our online platforms and websites. In such transactions, secured transmission of confidential information (such as users’ itineraries, hotel and other reservation information, credit card information, and personal information) over public networks and ensuring the confidentiality, integrity, availability, and authenticity of the information of our users, hotel partners, and airline partners are essential to maintaining their confidence in our online products and services. Our current security measures may not be adequate and may contain deficiencies that we fail to identify, and advances in technology, increased levels of expertise of hackers, new discoveries in the field of cryptography or others could increase our vulnerability. Our business, results of operations, user experience, and reputation may be materially and adversely affected if our platforms or websites experience any breach of internet security.

We strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations that we may have with respect to privacy and data protection. Significant capital, managerial, and human resources are required to enhance information security and to address any issues caused by security failures. If we are unable to protect our systems and the information stored in our systems from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches may cause loss, expose us to litigation and possible liability to the owners of confidential information, disrupt our operations, and may harm our reputation and ability to attract users.

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

In particular, the Civil Aviation Administration of China and the NDRC regulate pricing of air tickets. The Civil Aviation Administration also supervises commissions payable to air-ticketing agencies together with the China Air Transport Association. If restrictive policies are adopted by the Civil Aviation Administration, the NDRC, or the China Air Transport Association, or any of their regional branches, our air-ticketing revenue may be adversely affected.

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

Furthermore, we provide online consumer finance services incidental to our core businesses. Due to the relatively short history of China’s online consumer finance industry, the PRC regulatory framework governing this industry may further evolve. We cannot assure you that we will be able to obtain all permissions and approvals necessary for providing our online consumer finance services. In addition, we may have to make significant changes to our operations from time to time in order to comply with changing laws, regulations, and policies governing the online and travel industries in general and many aspects of our business in particular, which may increase our cost of operation or limit our options of service offering, which in turn may adversely affect our results of operations.

Our failure to comply with privacy and data protection laws and regulations in various jurisdictions could subject us to sanctions, damages, and litigation, and could harm our reputation and business.

We collect and process certain personal data of our users, including email addresses, usage data, identification information, and additional information. We also collect and process billing information and phone numbers of our users.

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

Data security and protection has become one of the policy focuses of PRC regulators. The PRC regulatory and enforcement regime in this regard is relatively new and may change from time to time. See “Item 4. Information of the Company—B. Business Overview—PRC Government Regulations—Regulations Relating to Internet Information Security and Privacy Protection” for details. Substantial uncertainties remain with respect to the interpretation and enforcement of the data security and privacy protection regulations and their impact to us, which makes it difficult to determine what actions or inactions may be deemed to be in violation of the applicable laws and regulations in certain circumstances.

Nevertheless, PRC government authorities have wide discretion in the interpretation and enforcement of these laws. As a major internet platform, we are exposed to risks of being deemed to be a critical information infrastructure operator or a network platform operator meeting the above criteria under the PRC cybersecurity laws. If we are identified as a critical information infrastructure operator, we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for critical information infrastructure operators that are currently not applicable to us, including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents, and conducting regular emergency drills. Moreover, although the internet products and services that we purchase are primarily bandwidth, servers, and marketing services, we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to undertake certain business adjustments, which may cause disruptions to our business and operations. The cybersecurity review could lead to a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, we cannot assure you that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the government authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the government authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps, and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and materially and adversely affect our business, financial condition, and results of operations.

The European Union traditionally takes a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws. In particular, the European Union adopted the General Data Protection Regulation in April 2016, which came into effect in May 2018. The General Data Protection Regulation results in more stringent requirements for data processors and controllers, including more fulsome disclosures about the processing of personal information, data retention limits, and deletion requirements, mandatory notification in the case of a data breach, and elevated standards regarding valid consent in some specific cases of data processing. The General Data Protection Regulation also includes substantially higher penalties for failure to comply with the requirements. For example, in the event of violations, a fine up to 20 million Euros or up to 4% of the annual worldwide turnover, whichever is greater, may be imposed. In addition to the General Data Protection Regulation, when other future laws and regulations relating to data privacy in China or other jurisdictions come into effect, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and incur additional costs.

In addition, to the extent we have accessed data in Hong Kong and Macao, we have been in compliance with the laws and regulations in both jurisdictions regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance, which impose protocols and obligations regarding the handling of personal data in Hong Kong including, among other things, that (i) personal data must be collected for a lawful purpose, necessary, and not excessive, (ii) personal data must be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. As of the date of this annual report, we believe that these laws and regulations in Hong Kong and Macao regarding data security do not, nor would any non-compliance therewith, if any, have any material adverse impact on our business. However, if certain laws and regulations in Hong Kong or Macao were to result in oversight over data security that materially impacts our business in the applicable jurisdiction, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our business, financial condition, and results of operations.

Privacy and data protection concerns are becoming more widely acknowledged and may cause our users to resist providing the personal data necessary to allow them to use our platform effectively. We have implemented multiple measures and security protocols to maintain and improve our privacy protection capability. However, since the privacy and data protection laws and regulations are relatively new, there are uncertainties as to the interpretation and application of these laws and regulations, and it is possible that our privacy and data protection practices are or will be incompliant with the applicable regulatory requirements and/or our terms of use with our users. Any violation of the provisions and requirements under these laws, regulations, obligations or our terms of use with our users may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, shutting down of websites or even criminal liabilities. Complying with such requirements could cause us to incur substantial expenses or to alter or change our practice in a manner that could harm our business. Any systems failure or security breach or lapse that results in the unauthorized release of our user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

We may face greater risk of doubtful accounts as our business increases in scale.

We provide credit terms to certain ecosystem partners, and also extend credit to our users by making payments on behalf of them when they book travel products on our platform. Our accounts receivable and other receivables have increased as our business grows. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding receivables from our ecosystem partners and users. As a result, we may face a greater risk of non-payment of our receivables and, as our business grows in scale, we may need to make higher allowance for credit losses. For the years ended December 31, 2021, 2022, and 2023, we provided provisions for credit losses of RMB141 million, RMB296 million, and RMB79 million (US$11 million), respectively. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our receivables.

The determination of the fair value changes of certain financial assets requires significant management judgment and estimation based on unobservable inputs, which may lead to valuation uncertainty and a change in the fair value of our long-term investments.

As of December 31, 2023, we had investments of RMB2.1 billion (US$295 million) classified under Level 3 in the fair value hierarchy. The fair values of these investments were determined by us based on an income approach utilizing various unobservable inputs which required significant judgment, determined by us, with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility, and probability in equity allocation. Accordingly, such determination requires us to make estimates and assumptions, which may be subject to material changes, and therefore inherently involves a certain degree of uncertainty. Factors beyond our control, such as general economic condition, changes in market interest rates, and stability of the capital markets, can significantly influence and cause adverse changes to the estimates we used and thereby affect the fair value of these investments. Should any of the estimates and assumptions changed, there may be a change in the fair value of our financial assets, which would materially and adversely affect our results of operation and financial condition.

For further details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Fair value of Available-for-sale Debt Investments.”

We sustained losses in the past and may experience earnings declines or net losses in the future.

In 2021, 2022, and 2023, we recorded a net loss of RMB645 million, a net income of RMB1.4 billion, and a net income of RMB10.0 billion (US$1.4 billion), respectively. Our results of operations have been affected by a variety of factors in the past few years, including but not limited to the COVID-19 pandemic. Even though we generated net income in 2022 and 2023, substantial uncertainties remain with respect to our business outlook, results of operations, and financial condition in the future. We cannot assure you that we can sustain profitability or avoid net losses in the future. Our operating expenses may still increase in the future and the degree of increase in these expenses is largely based on anticipated growth, revenue trends, and competitive pressure. As a result, any decrease or delay in generating additional sales volume and revenues and increase in our operating expenses may result in substantial operating losses.

We incurred net current liabilities and net operating cash outflows in the past, and may not assure you that we will continue to achieve or maintain net current assets or net operating cash inflow in the future.

We had net current liabilities of RMB110 million as of December 31, 2021 and net current assets of RMB196 million and RMB16 billion (US$2.3 billion) as of December 31, 2022 and 2023, respectively. There can be no assurance that we will not experience liquidity problems in the future. We may not be able to fulfill our obligation in providing travel products or services to our users, the failure of which may negatively affect our cash flow position. If we fail to generate sufficient revenue from our operations, or if we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations, and capital expenditure, and our business and financial position will be adversely affected.

We had net cash provided by operating activities of RMB2.5 billion, RMB2.6 billion, and RMB22 billion (US$3.1 billion) in 2021, 2022, and 2023, respectively. While we believe that we have sufficient working capital to fund our current operations, we cannot guarantee that we will not experience cash outflow from our operating activities in the future. If we are unable to maintain adequate working capital, we may default on our payment obligations and may not be able to meet our capital expenditure requirements, which may have a material adverse effect on our business, financial condition, and results of operations.

Failure to maintain effective internal control over financial reporting could result in errors in our published financial statements, which in turn could have a material adverse effect on the trading price of our ADSs or ordinary shares.

We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2023. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2023. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or ordinary shares. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

We have limited business insurance coverage.

We maintain insurance coverage that we consider necessary and sufficient for our business, and customary for the industry in which we operate. However, insurance companies in China, where our business is primarily conducted, offer limited business insurance products and generally do not, to our knowledge, offer business liability insurance. We do not maintain business interruption insurance in China. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss to be sustained or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Risks Relating to Our Corporate Structure

PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and uncertainties exist with respect to the application and implementation of PRC laws and regulations.

Trip.com Group Limited is a Cayman Islands incorporated company and a foreign person under PRC law. Due to foreign ownership restrictions in the travel agency and value-added telecommunications industries, we conduct part of our business through contractual arrangements with the VIEs. These VIEs hold the licenses and approvals that are essential for our business operations. However, as Trip.com Group Limited is a Cayman Islands holding company with no equity ownership in the VIEs, investors in our ADSs or the ordinary shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the industries that our business may relate to, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual rights over the assets of the VIEs, which constituted 5% of our total assets as of December 31, 2023. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiaries and the VIE structure, and the contractual arrangements among us, our subsidiaries, the VIEs and their shareholders, as described in this annual report, are in compliance with existing PRC laws, rules, and regulations. There are, however, uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

If we and the VIEs are found to be in violation of any existing or future PRC laws or regulations, the governmental authorities may exercise their discretion in accordance with the applicable laws and regulations in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of the VIEs, revoking our business licenses or the business licenses of the VIEs, requiring us and the VIEs to restructure our ownership structure or operations, and requiring us or the VIEs to discontinue any portion or all of our value-added telecommunications or travel agency businesses. In particular, if the PRC government authorities impose penalties that cause us to lose our rights to direct the activities of and receive economic benefits from the VIEs, we may lose the ability to consolidate and reflect in our financial statements the operation results of the VIEs in accordance with the U.S. GAAP, which would have a material adverse effect on our operations and result in the value of the securities diminishing substantially. Our shares may decline in value if we are unable to assert our contractual rights over the assets of the VIEs that conduct a substantial part of our operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition, and results of operations.

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

Some of our employees and senior consultants were also the principal shareholders of the VIEs as of the date of this annual report. Thus, conflict of interest between their duties to our company and their interests in the VIEs may arise. We cannot assure you that when conflict of interest arises, these persons will act entirely in our interests or that the conflict of interest will be resolved in our favor. In addition, these persons could violate their non-competition obligations under service contracts with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our business may be significantly affected by the PRC Foreign Investment Law.

The PRC Foreign Investment Law was approved by the National People’s Congress on March 15, 2019 and came into effect on January 1, 2020. The PRC Foreign Investment Law has repealed the PRC Wholly Foreign-owned Enterprise Law, the PRC Sino-foreign Equity Joint Venture Law, and the PRC Sino-foreign Cooperative Joint Venture Law. Therefore, establishment and operation of companies in China, including foreign-invested enterprises, will generally follow the PRC Company Law unless specifically provided for in the PRC Foreign Investment Law, in which case the provisions of the PRC Foreign Investment Law will prevail. In December 2019, the Implementing Regulation of the Foreign Investment Law was promulgated by the State Council and came into effect on January 1, 2020.

The PRC Foreign Investment Law does not touch upon the concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear thereunder. Therefore, uncertainties with respect to its implementation and interpretation exist, and it is also possible that the VIE entities will be deemed as foreign-invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition, and results of operations.

Our contractual arrangements with the VIEs may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and the VIEs, we are effectively subject to the 6% PRC value-added tax on both revenues generated by the VIEs’ operations in China and revenues derived from our contractual arrangements with the VIEs. We might be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and the VIEs were not made on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that the VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing the VIEs’ tax expenses without reducing our tax expenses, which could subject the VIEs to late payment fees and other penalties for underpayment of taxes, and/or result in the loss of the tax benefits available to our subsidiaries in China. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with the VIEs may result in adverse tax consequences to us.

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

Pursuant to the PRC Enterprise Income Tax Law, its implementing rules, and a circular of Taxation on Several Preferential Policies on Enterprise Income Tax issued by the Ministry of Finance and the State Taxation Administration in February 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign-invested enterprise to its immediate offshore holding company are subject to a 10% withholding tax unless such offshore holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement, and certain supplementary requirements and procedures stipulated by the State Taxation Administration for such tax treaty are met and observed. Some of our PRC subsidiaries are considered foreign-invested enterprises that are directly or indirectly held by our subsidiaries in Hong Kong. According to the currently effective tax treaty between mainland China and Hong Kong, dividends payable by a foreign-invested enterprise in China to a company in Hong Kong that directly holds at least 25% of the equity interests in the foreign-invested enterprise will be subject to a withholding tax of 5%.

Under the Notice of the State Taxation Administration on Issues regarding the Implementation of the Dividend Provision in Tax Treaties promulgated in February 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include, but are not limited to: (i) the taxpayer must be the beneficial owner of the dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Taxation Administration promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in February 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner.”

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties promulgated by the State Taxation Administration on October 14, 2019 and came into effect on January 1, 2020, which provides that non-resident enterprises are not required to obtain pre-approval from the tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, collect and retain materials for reference in accordance with these treaties, and accept supervision and management from the tax authorities afterwards. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with its “de facto management body” within China is considered a PRC resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. If the PRC tax authorities determine that we should be classified as a PRC resident enterprise for PRC tax purposes, our global income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the PRC Enterprise Income Tax Law also provides that, if a PRC resident enterprise directly invests in another PRC resident enterprise, the dividends received by the investing PRC resident enterprise from the invested PRC resident enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company with indirect ownership interests in PRC resident enterprises through intermediary holding companies.

Moreover, under the PRC Enterprise Income Tax Law and its implementation rules, foreign shareholders and ADS holders that are non-PRC resident enterprises may be subject to a 10% withholding tax upon dividends payable by an entity that is considered as a PRC resident enterprise and gains realized on the sale or other disposition of ADSs or our ordinary shares, if such income is considered as income derived from within China. Any such tax would reduce the returns on your investment in our ordinary shares or ADSs. Furthermore, if we are deemed as a PRC resident enterprise, dividends paid to foreign ADS holders or shareholders that are non-PRC individuals may be subject to a 20% withholding tax, and gain realized on the sale or disposition of ADSs or ordinary shares of such foreign ADS holders or shareholders may be subject to 20% withholding tax, if such income is considered as derived from within China.

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

Pursuant to the contractual arrangements, the primary beneficiaries of the VIEs have their respective exclusive rights to purchase all or any part of the equity interests in the applicable VIEs from the respective shareholders of these VIEs for a price that is the higher of (i) the amount of capital contribution to such VIEs, or the consideration paid in exchange for the equity interests in such VIEs, or (ii) another minimum price as permitted by the then applicable PRC laws. Such equity transfers may be subject to approvals from, or filings with, the PRC authorities. In addition, the equity transfer prices may be subject to review and adjustment for tax determination by the tax authorities. Moreover, the shareholders of the VIEs, under the circumstances of such equity transfers, will be subject to PRC individual income tax on the difference between the equity transfer prices and the then current registered capital of the VIEs. The shareholders of such VIEs will pay, after deducting such taxes, the remaining amount to the primary beneficiaries of the VIEs, as appropriate, under the applicable contractual arrangements. The amount to be received by the primary beneficiaries of the VIEs may also be subject to enterprise income tax.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-PRC resident investors. On February 3, 2015, the State Taxation Administration issued Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-RPC Resident Enterprises, or STA Notice No. 7. Pursuant to STA Notice No. 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise by non-RPC resident enterprise except for certain circumstances. On October 17, 2017, the State Taxation Administration issued a Notice Concerning Withholding Income Tax of Non-Resident Enterprise, or STA Notice No. 37, which abolishes certain provision of STA Notice 7. STA Notice No. 37 further reduces the burden of withholding obligator, such as revocation of contract filing requirements and tax liquidation procedures, strengthens the cooperation of tax authorities in different places, and clarifies the calculation of tax payable and mechanism of foreign exchange.

There is uncertainty as to the application of STA Notice No. 7 and STA Notice No. 37. In the event that non-PRC resident investors were involved in our private equity financing transactions and such transactions were determined by the competent tax authorities as lack of reasonable commercial purposes, we and our non-PRC resident investors may become at risk of being taxed under and STA Notice No. 7 and STA Notice No. 37 and may be required to expend costly resources to comply with STA Notice No. 7 and STA Notice No. 37, or to establish a case to be tax exempt under STA Notice No. 7 and STA Notice No. 37, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The PRC tax authorities have discretion under STA Notice No. 7 and STA Notice No. 37 to adjust the taxable capital gains based on the difference between the fair value of the transferred equity interests and the investment cost. We may pursue acquisitions in the future that may involve complex corporate structures. If we are deemed as a non-PRC resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities adjust the taxable income of the transactions under STA Notice No. 7 and STA Notice No. 37, our income tax expenses associated with such potential acquisitions will increase, which may have an adverse effect on our financial condition and results of operations.

Risks Relating to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Most of our operations are located in China. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, certain measures implemented by the PRC government based on the overall economic situation, such as interest rate adjustment, may affect economic activity in China. The growth rate of the Chinese economy has gradually slowed since 2010, and the COVID-19 pandemic had a severe impact on the Chinese and global economy between 2020 and 2022. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that the PRC government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. Also, the PRC government has rolled out a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. For further details, see “—Risks Relating to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 4. Information of the Company—B. Business Overview—PRC Government Regulations—Regulations Relating to M&A and Overseas Listings.” Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our shares and the ADSs to significantly decline or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB had historically been unable to inspect registered public accounting firms headquartered in mainland China (including our independent auditor). The inability of the PCAOB to inspect such registered public accounting firms headquartered in mainland China (including our independent auditor) in the past has deprived our investors with the benefits of such inspections.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed Trip.com Group Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC government authorities in 2006 and amended in 2009, requires an overseas special purpose vehicle directly or indirectly controlled by PRC domestic individuals or entities for the purpose of overseas listing to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC government authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On February 17, 2023, the CSRC promulgated the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) and listing by a PRC domestic company, either in direct or indirect manner, has to be filed with the CSRC. As advised by Commerce & Finance Law Offices, our PRC legal counsel, due to the fact that our ADSs have been listed on the Nasdaq Global Select Market and our ordinary shares have been listed on the Hong Kong Stock Exchange, we are deemed as an “Existing Issuer” pursuant to the Overseas Offering and Listing Measures and the implementation guidance and are not required to complete the filing procedures with the CSRC for our historical securities offering. Nevertheless, in the event that we conduct any securities offerings that will be captured by the Overseas Offering and Listing Measures in the future, we will have to complete the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering on the Nasdaq Global Select Market or the Hong Kong Stock Exchange, or within three business days following the submission of application for overseas offering and listing on any other overseas market(s).

The implementation of the Overseas Offering and Listing Measures may still subject to interpretation and evolvement. We cannot assure you that we will be able to strictly comply with the regulatory requirements, including but not limited to completing the filing procedures with the CSRC for our future issuance or offering of securities, on a timely manner, or at all. If we fail to do so, our business operation, financial condition, results of operations, and business prospect may be materially and adversely affected. For details of the effective and draft regulations relating to offshore offering by PRC domestic companies, see “Item 4. Information of the Company—B. Business Overview—PRC Government Regulations—Regulations Relating to M&A and Overseas Listings.”

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

We face uncertainties with respect to the interpretation and implementation of the Anti-Monopoly Guidelines for the Internet Platform Economy Sector and other anti-monopoly and competition laws and how it may impact our business operations.

In February 2021, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector were promulgated by the Anti-Monopoly Commission of the State Council. The guidelines are consistent with the PRC Anti-Monopoly Law and prohibit monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the guidelines outline certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and algorithms, actions or arrangements seen as exclusivity arrangements, using technology means to exclude or restrict market competition, using bundled services to sell services or products, and compulsory collection of unnecessary user data. The guidelines also expressly state that concentration involving variable interest entities will also be subject to antitrust filing requirements.

In April 2021, the SAMR convened an administrative guidance meeting together with certain other PRC government authorities, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with the applicable laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR stated that it will organize and conduct inspections on the companies’ rectification results. If a company is found to conduct illegal activities, more severe penalties are expected to be imposed in accordance with the laws.

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

On June 24, 2022, the Standing Committee of the National People’s Congress adopted an amendment to the PRC Anti-Monopoly Law, which introduced a “safe harbor” for vertical monopoly agreements entered into by operators whose market share falls below a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of PRC Anti-Monopoly Law, among others. This amendment emphasized the enforcement of PRC Anti-Monopoly Law in the internet and other key industries. The strengthened enforcement of the PRC Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement.

Since the regulatory and enforcement regime in relation to anti-monopoly and competition the relatively new and may change from time to time, uncertainties remain in relation to its interpretation and implementation. Although we do not believe we engage in any of the foregoing situations, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.

Future movements in exchange rates between U.S. dollars and Renminbi may adversely affect the value of our ordinary shares or ADSs.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is largely based on rates set by the People’s Bank of China. Renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. The value of Renminbi against U.S. dollars and other currencies is affected by changes in global economic conditions and foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate in the future.

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

Because the majority of our revenues are denominated in Renminbi, any restrictions on currency exchange may limit our ability to use Renminbi-denominated revenues to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal PRC regulation governing foreign currency exchange is the Regulations on Administration of Foreign Exchange, as amended. Under these regulations, Renminbi is freely convertible for trade- and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless prior approval of SAFE is obtained. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to the approval of SAFE. These regulations could affect our ability to obtain foreign exchange for capital expenditures. We cannot assure you that how regulatory regime on the foreign exchange supervision may further evolve. If we are unable to obtain sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including our ADS holders. As a result, the funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to limitations on the ability of our holding company, our subsidiaries, or the VIEs on currency conversion.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents and the grant of employee stock options by overseas-listed companies may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular of SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which states that (i) a PRC resident, including a PRC domestic resident individual or a PRC domestic institution, must register with the local branch of SAFE before contributing its assets or equity interest in domestic enterprises, or offshore assets or interests into a special purpose vehicle, for the purpose of investment and financing; and (ii) when the special purpose vehicle undergoes changes in basic information, such as changes of its PRC resident natural person shareholders, name or operating period, or occurrence of a material event, such as change in share capital, transfer or replacement of equity of a PRC resident natural person, performance of merger or split, the PRC resident must register such change with the local branch of SAFE in a timely manner. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer, or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

PRC resident individuals who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company promulgated by SAFE on February 15, 2012. All such participants need to retain a PRC agent through PRC subsidiaries to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the proceeds. This circular further requires an offshore agent to be designated to handle matters in connection with the exercise of share options and sale of shares for the participants of share incentive plans. We and our PRC employees who have been granted stock options are subject to the this circular. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our wholly-owned subsidiaries incorporated in China. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. In addition, we depend on several VIEs in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. The PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, many laws, regulations, and rules are subject to interpretation and clarification. For example, China enacted its amended Company Law, which will come into effect on July 1, 2024. The changes are considerable in many respects and will have profound implications for companies incorporated in China, such as the five-year capital contribution timeframe for shareholders of limited liability companies to make their capital contributions in full. In response to these changes, we may need to devote significant efforts and resources to adapt and conform our PRC corporate practices to the new regulatory regime. Moreover, because these laws, regulations, and standards are subject to interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continued uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and certain other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement authority be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

Moreover, the PRC Anti-Monopoly Law and Provisions of the State Council on Thresholds for Reporting of Concentrations of Operators require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12.0 billion and at least two of these operators each had a turnover of more than RMB800 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4.0 billion and at least two of these operators each had a turnover of more than RMB800 million within China) must be cleared by the anti-monopoly law enforcement authority before they can be completed. On February 7, 2021, the Anti-Monopoly Commission of the State Council further issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which aim at specifying some of the circumstances under which activities of internet platforms may be identified as monopolistic acts as well as setting out merger controlling filing procedures involving variable interest entities. On June 24, 2022, the Standing Committee of the National People’s Congress adopted an amendment to the PRC Anti-Monopoly Law, which introduced a “safe harbor” for vertical monopoly agreements entered into by operators whose market share falls below a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of PRC Anti-Monopoly Law, among others. This amendment emphasized the enforcement of PRC Anti-Monopoly Law in the internet and other key industries. The strengthened enforcement of the PRC Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations. If we are found to have carried out a concentration of undertakings in violation of the PRC Anti-Monopoly Law, we could be subject to restrictive measures including an order to cease the concentration activities, a fine of up to 10% of our sales revenue from the previous year where such concentration has or may have the effect of excluding or restricting competition, or a fine of up to RMB5 million where such concentration does not have the effect of excluding or restricting competition, or more severe punitive fine for particularly serious circumstances, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. The aforesaid penalties and restrictive measures could affect our business and financial results, and harm our reputation. See “—Risks Relating to Our Business and Industry—Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risks and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.”

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued on February 3, 2011 and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that came into effect on September 1, 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. In December, 2020, the NDRC and the Ministry of Commerce further promulgated the Foreign Investment Security Review Measures, which came into effect on January 18, 2021. These measures require direct or indirect investment by foreign investors of PRC companies engaged in military-related or certain other industries be subject to security review before consummation of any such investment. “Certain other industries” refer to, among others, important transportation services, important culture products and services, important information technology and internet products and services, and important finance services that are crucial to national security.

In order to grow our business, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

It may be difficult for overseas regulators to conduct cross-border investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States may be difficult to pursue as a matter of law or practicality in foreign countries. For example, the Circular on Strengthening the Confidentiality and Archives Administration Relating to Overseas Issuance and Listing of Securities by Domestic Companies was jointly promulgated by the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration of China, and came into effect on March 31, 2023, pursuant to which, a PRC domestic company must obtain approvals and make filings with the authorities when providing or publicly disclosing, by itself or through the overseas listing entity, any document or material that involves state secret or state organs work secret. In addition, pursuant to this circular, any investigation, collection of evidence or inspection targeting China-based issuers, securities companies and security service institutions proposed by overseas securities regulatory authorities and the competent departments must be carried out through cross-border regulatory cooperation mechanism and obtain approval from the CSRC or the competent departments. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which came into effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory, and, without the consent by the PRC securities regulatory authorities and the other competent government agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the PRC Data Security Law and the PRC Personal Information Protection Law provide that no entity or individual within the PRC territory must provide any foreign judicial body and law enforcement body with any data or any personal information stored within the PRC territory without the approval of the competent PRC government authority. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and the VIEs, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations. See “Item 4. Information on the Company—B. Business Overview—PRC Government Regulations—Regulations Relating to Foreign Exchange Supervision” for details.

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

We have attempted to comply with the PRC regulations regarding licensing requirements. If the laws and regulations change, our business in China may be adversely affected. Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.

The PRC government regulates the internet and related industry extensively and these internet-related laws and regulations are relatively new and evolving. New laws and regulations applicable to internet business and activities may be promulgated, and their interpretation and enforcement involve uncertainties. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. As a result, under certain circumstances it may be difficult to determine what actions or omissions constitute violations of applicable laws and regulations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

When entering into new businesses, we may encounter additional regulatory uncertainties. For example, at the beginning of 2020, we launched our live streaming program to promote travel destinations across China with the latest deals on hotels, flights, excursion tickets, and other products. On November 12, 2020, the National Radio and Television Administration promulgated a Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming, which requests live streaming platforms for online shows and e-commerce to be filed with the National Radio and Television Administration. However, as this notice does not specifically define what live streaming platform for e-commerce is, it is unclear whether our live streaming program mainly for the promotion of products sold on our own platform is subject to the notice. Based on our consultation on January 28, 2021 with local counterpart of the National Radio and Television Administration, the competent authority of regulating live streaming business, the live streaming business that we currently operate on our platform is not subject to filing with the National Radio and Television Administration, in accordance with this notice. The National Radio and Television Administration is responsible for guiding the development and publicity of online audio-visual program services, including live streaming businesses, supervising the audio-visual programs transmitted by information networks and public carriers, reviewing their contents and qualities, and conducting investigation and punishing on illegal online audio-visual program service. Should the authorities decide that we are subject to this notice, our live streaming business may be subject to more restrictions and will need to comply with additional requirements, which may increase our compliance costs and adversely impact our business, financial condition, and results of operations.

In April 2021, the CAC, together with certain other PRC government authorities, promulgated the Administrative Measures for Live Streaming Marketing (Trial), which came into effect on May 25, 2021. According to these administrative measures, all entities that conduct internet live streaming marketing activities must be subject to the administration and supervision of the authorities. The Live Steaming Marketing Measures provides firstly the definition of the live streaming marketing platform, which includes internet live streaming services platform, internet audio-video services platform, and e-commerce platform, and requests the live streaming marketing platform to be filed and conduct safety assessments in accordance with the applicable laws and regulations. License must be obtained if required by the applicable laws to engage in live streaming marketing activities. Meanwhile, the live streaming marketing platform must implement real-name registration system for all live streaming operators and marketers on the platform.

According to the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which came into effect in March 2022, providers of algorithm recommendation services with public opinion attributes or social mobilization capabilities should fill in information such as the name of the service provider, service form, application area, type of algorithm, algorithm self-assessment report, intended public content and other information through the Internet Information Services Algorithm Filing System within ten working days from the date of service provision to fulfill the filing procedures. According to the Administrative Provisions on Internet Information Service Deep Synthesis, which came into effect in January 2023, providers of deep synthesis services with public opinion attributes or social mobilization capabilities should fulfill the filing procedures in accordance with the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation. As of the date of this annual report, we have completed the necessary filing for our searching algorithms in our Ctrip mobile application, among other things, and we are still in the process of completing the necessary filings for other algorithms that are subject to the filing requirements. As of the date of this annual report, we have not received any notice or warning from the governmental authority requiring for rectification.

In July 2022, the CAC promulgated the Security Assessment Measures for Data Outbound Transfer, which came into effect on September 1, 2022. These measures outline the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of China. We have completed the security assessments for the data outbound transfer under substantially all of our accommodation reservation, transportation ticketing, and packaged tour services. We will make further efforts to be compliant with the security assessment requirements. These assessments must be renewed every two years.

In addition, the PRC government and regulatory authorities have adopted regulations governing content contained within videos, live streaming, and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent, or defamatory on the internet. Any failure to comply with these regulations may subject us to liability. We conduct content reviews regularly to ensure that the live streaming and other content on our platform complies with the laws and regulations, but we cannot assure you that our review process will always guarantee zero violation of the content related laws and regulations. Reports or publicity of content on our platform that is fraudulent, obscene, superstitious, or otherwise inappropriate may result in negative publicity, harm to our brand, or a regulatory response that might have a material and adverse impact on our business. Also, we were subject to certain administrative penalties of insignificant amounts for not being fully or strictly compliant with certain permission and approval requirements relating to our business of providing ancillary services for transportation ticketing, which represents a nominal portion of our transportation ticketing revenues.

The interpretation and application of existing laws, regulations and policies and upcoming new laws, regulations or policies relating to the internet industry have created uncertainties in the compliance of our business operations. We regularly communicate with the competent government authorities to endeavor to stay compliant with applicable laws and regulations. However, we cannot assure you that we will be able to timely obtain or maintain all the required permissions or approvals or make all the necessary filings in the future. If we fail to obtain or maintain all the necessary approvals and permissions or make any necessary filings required by applicable laws and regulations in a timely manner, or at all, the competent government authorities have the power, among other things, to levy fines, confiscate our income, revoke our business licenses, require us to discontinue our incompliant business or impose restrictions on the affected portion of our business. Any regulation or policy that limits or imposes restriction on our business operations may materially and adversely affect our business, financial condition, and results of operations.

The continued growth of the Chinese internet market depends on the development of telecommunications infrastructure.

Almost all access to the internet in China is state-owned, and telecommunication operations are under administrative control and regulatory supervision of the Ministry of Industry and Information Technology. In addition, the national networks in China connect to the internet through government-controlled international gateways. These international gateways are the only channels through which a domestic PRC user can connect to the international internet network. We rely on this infrastructure, primarily China Telecom and China Unicom, to provide data communications capacity. Although the PRC government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed, or that it will be sufficiently upgraded to meet the specifications of the existing or future technological advancement. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The internet infrastructure in China may not support the demands associated with continued growth in internet usage.

Furthermore, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the mobile internet and thus cause the growth of mobile internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base and maintain our user experience.

Certain of our leasehold interests in leased properties have not been registered with the PRC government authorities as required by PRC law, which may expose us to potential fines.

Certain of our leasehold interests in leased properties have not been registered with the PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the PRC government authorities. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the authority. We are unable to control whether and when the applicable lessors will complete or cooperate with us to complete the registration in a timely manner. In the event that a fine is imposed on both the lessor and lessee, and if we are unable to recover from the lessor any fine paid by us, such fine will be borne by us.

General Risks Relating to Our Ordinary Shares and ADSs

The trading prices of our listed securities have been and are likely to continue to be volatile, which could result in substantial losses to our investors.

The trading price of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the closing trading prices of our ADSs on Nasdaq ranged from US$31.21 to US$41.36 per ADS in 2023, and the closing trading price of our ordinary shares on the Hong Kong Stock Exchange ranged from HK$241.60 to HK$329.80 per share in 2023. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China, especially internet and technology companies, that have listed their securities in Hong Kong and/or the United States may affect the overall investor attitude towards Chinese public companies. The securities of some of these companies have experienced and may continue to experience significant volatility, resulting from, among other things, underperformance and deteriorating financial results, negative news or perceptions about inadequate corporate governance practices, and fraudulent behaviors of such companies.

Consequently, the trading performance of our listed securities may be adversely and materially affected, regardless of our actual operation performance.

In addition to market and industry factors, the prices and trading volume for listed securities may be highly volatile for factors specific to our operation, including the followings:

•	outbreak of contagious diseases or similar adverse public health developments, extreme unexpected bad weather, or severe natural disasters and their impacts on the travel industry;

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

•	litigation and regulatory allegations or proceedings that involve us and our directors;

•	additions to or departures of our management;

•	political or market instability or disruptions, and actual or perceived social unrest in the markets where we operate;

•	fluctuations of exchange rates among the Renminbi, the Hong Kong dollar, and the U.S. dollar;

•	sales or perceived potential sales or other dispositions of existing or additional shares and/or ADSs or other equity or equity-linked securities;

•	any actual or alleged illegal acts of our directors, senior management, or other key employees;

•	any share repurchase program;

•	regulatory developments affecting us or our industry, users, licensors and other ecosystem partners; and

•	market and volume fluctuations in the stock market in general.

In addition, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of individual companies. These market and industry fluctuations may significantly affect the trading prices of our listed securities. In the past, following periods of instability in the market price of a company’s securities, shareholders have often instituted securities class action suits against that company. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could materially and adversely affect our business, financial condition, and results of operations.

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our public offering in Hong Kong in April 2021 and the trading of our ordinary shares on the Hong Kong Stock Exchange commenced on April 19, 2021 under the stock code “9961.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we have applied for, and been granted with, a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time. As a result, we have adopted different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time, which could result in us having to amend our corporate structure and memorandum and articles of association and we may incur incremental compliance costs.

Substantial future sales or perceived potential sales of our ordinary shares, ADSs or other equity securities in the public market could cause the prices of our listed securities to decline.

In the future, we may sell additional ordinary shares, ADSs, or other equity securities to raise capital, and our existing shareholders could sell substantial amounts of ordinary shares and ADSs, including those issued upon the exercise of outstanding options, in the public market. We cannot predict the size of such future issuance or the effect, if any, that they may have on the market prices for our listed securities. The issuance and sale of a substantial amounts of ordinary shares, ADSs, or other equity securities, or the perception that such issuances and sales may occur, could adversely affect the market price of our listed securities and impair our ability to raise capital through the sale of additional equity securities.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. As we have chosen, or may from time to time choose, to follow home country practice exemptions with respect to certain corporate matters such as the requirement of majority independent directors on our board of directors, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”

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

As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, nor our fourth amended and restated memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law, and because we conduct the majority of our operations in China and because all of our directors and officers habitually reside outside of the United States.

We are incorporated in the Cayman Islands, and our operations are primarily based in China. Among our directors and executive officers, Neil Nanpeng Shen, Gabriel Li, and JP Gan habitually reside in Hong Kong while the other directors and executive officers all habitually reside in mainland China, and most of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons, or to bring an action against us or against these individuals in the Cayman Islands or in China in the event you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, mainland China, and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or Hong Kong, although the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty, (iii) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (iv) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (such as awards of punitive or multiple damages). However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law or Hong Kong courts if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or executive officers in mainland China or Hong Kong as the United States and mainland China or Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China or Hong Kong, as applicable, to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our fourth amended and restated memorandum and articles of association and by the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders, and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States or Hong Kong. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in United States federal or state courts or Hong Kong counts.

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

Based on our income and assets, and the value of our ADSs, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2023, and we do not expect to be a PFIC for the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) held our ADSs or ordinary shares, such U.S. Holder could be subject to adverse U.S. federal income tax consequences. For a more detailed discussion of U.S. federal income tax considerations to U.S. Holders if we are or become classified as a PFIC, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

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

Our ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our ordinary shares may deposit ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our ordinary shares on the Hong Kong Stock Exchange and our ADSs on Nasdaq may be adversely affected.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading of our ADSs or deposits of our ordinary shares in, or withdrawals of our ordinary shares from, the ADS facility following our initial public offering in Hong Kong and listing of our ordinary shares on the Hong Kong Stock Exchange.

In connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we have established a branch register of members in Hong Kong, which we refer to as the Hong Kong Share Register. Our ordinary shares that are traded on the Hong Kong Stock Exchange and those that may be withdrawn from the ADSs facility will be registered on the Hong Kong Share Register, and the trading of these ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-ordinary share interchanges and trading between Nasdaq and the Hong Kong Stock Exchange, we also moved a portion of our issued ordinary shares from our principal register of members maintained in the Cayman Islands to our Hong Kong Share Register.

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

There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of ordinary shares in exchange for ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

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

We commenced our business in June 1999. In March 2000, we established an exempted company with limited liability under the Companies Act in the Cayman Islands, Ctrip.com International, Ltd., as our new holding company. We started to consolidate Qunar in December 2015 and Skyscanner in December 2016. In October 2019, we changed our company name to “Trip.com Group Limited.” Since our inception, we have conducted the majority of our operations in China. We have also expanded our operations overseas since 2009. As of December 31, 2023, we mainly operated our business through the following significant subsidiaries:

•	C-Travel International Limited;

•	Ctrip.com (Hong Kong) Limited;

•	Trip.com Travel Singapore Pte. Ltd.;

•	Qunar Cayman Islands Limited;

•	Ctrip Computer Technology (Shanghai) Co., Ltd.;

•	Ctrip Travel Information Technology (Shanghai) Co., Ltd.;

•	Ctrip Travel Network Technology (Shanghai) Co., Ltd., or Ctrip Travel Network;

•	Beijing Qunar Software Technology Co., or Qunar Software;

•	Wancheng (Shanghai) Travel Service Co., Ltd.;

•	Shanghai Hecheng International Travel Agency Co., Ltd.;

•	Skyscanner Holdings Limited, or Skyscanner;

•	Shanghai Ctrip International Travel Agency Co., Ltd. (formerly known as Shanghai Ctrip Charming International Travel Agency Co., Ltd.);

•	Chengdu Ctrip International Travel Agency Co., Ltd.; and

•	Chengdu Ctrip Information Technology Co., Ltd.

We also conduct part of our business in China primarily through the following significant VIEs and certain of their subsidiaries:

•	Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce (VIE), which holds a value-added telecommunications business license and mainly provides online advertising services;

•	Chengdu Ctrip Travel Agency Co., Ltd., or Chengdu Ctrip (VIE), which holds a domestic travel agency operation license and mainly provides air-ticketing services;

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

In April 2020, we entered into a facility agreement as a borrower with certain financial institutions for up to US$1.0 billion transferrable term and revolving loan facility with an incremental facility of up to US$500 million. The facilities have a 3-year tranche and a 5-year tranche. The proceeds borrowed under the facilities may be used for our general working capital requirements, including repayment of any existing financial indebtedness. In April 2023, we fully repaid the loans under this facility agreement.

In July 2020, we issued US$500 million in aggregate principal amount of 1.50% exchangeable senior notes due 2027, or the 2020 Exchangeable Notes. The 2020 Exchangeable Notes are exchangeable, at the option of the holders and subject to certain conditions, into cash, ADSs of H World Group Limited (Nasdaq: HTHT; SEHK: 1179) (formerly known as Huazhu Group Limited), or H World, or a combination thereof, at our election subject to certain conditions. The current exchange rate of the 2020 Exchangeable Notes is 25.6215 H World ADSs per US$1,000 principal amount of the notes. The 2020 Exchangeable Notes bear interest at a rate of 1.50% per year, payable semiannually beginning on January 1, 2021. Holders of the 2020 Exchangeable Notes may require us to repurchase all or part of their 2020 Exchangeable Notes for cash on each of July 1, 2023 and July 1, 2025 at a repurchase price equal to 100% of the principal amount of the 2020 Exchangeable Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date, in accordance with the terms and conditions set forth in the indenture, as amended and supplemented, for the 2020 Exchangeable Notes. In addition, we may redeem the 2020 Exchangeable Notes subject to certain conditions. In June 2023, we completed our put right offer relating to the 2020 Exchangeable Notes and no 2020 Exchangeable Note was validly surrendered prior to the expiration of the put right offer.

On March 18, 2021, we effected a change to our authorized share capital by a one-to-eight subdivision of shares. Concurrently, we effected a proportionate change in our ADS to ordinary share ratio from eight ADSs representing one ordinary share to one ADS representing one ordinary share. Such changes have been reflected retrospectively throughout this document.

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

In December 2022, we entered into a facility agreement as a borrower with certain financial institutions for a US$1,488 million and HK$80 million dual tranche term loan facility (equivalent to around US$1.5 billion in aggregate). The facility has a 3-year tenor. The proceeds borrowed under this facility will first be used for refinancing our certain existing transferrable term and revolving loan facilities, and the remaining portion may then be used for general corporate purposes.

Our principal executive offices are located at 30 Raffles Place, #29-01, Singapore 048622, and our telephone number is +65 3138-9736. Our principal website address is group.trip.com. The information on our websites should not be deemed to be part of this annual report. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

B.	Business Overview

We are a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. We are the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and Hong Kong Stock Exchange in 2021, we currently operates under a portfolio of brands, including (i) Ctrip, a leading provider of online travel and related services in China, (ii) Qunar, a leading online travel agency in China, (iii) Trip.com, an online travel agency for global travelers, and (iv) Skyscanner, a leading global travel search company, with the mission “to pursue the perfect trip for a better world.”

Our Platform

Our one-stop travel platform connects our users and our ecosystem partners. Leveraging our AI capabilities and travel insights accumulated over the past over 23 years, we have evolved from an emerging online travel transaction platform to a one-stop travel platform integrating a comprehensive suite of travel products and services and differentiated travel content. Our platform aggregates our product and service offerings, reviews and other content shared by our users based on their real travel experiences, and original content from our ecosystem partners to enable leisure and business travelers to have easy access to enjoyable travel experiences and make informed and cost-effective bookings.

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

Online Channels Our online channels consist of our mobile applications, other mobile access channels, and websites. Our online reservation and fulfillment infrastructure enables our users to explore, search, reserve, and purchase travel products and other value-added services through our online channels in China, and have continued to expand globally. For the year ended December 31, 2023, over 90% of our total transaction orders were executed through our mobile channels. We maintain our main PRC site of Ctrip through our subsidiaries and Ctrip Commerce (VIE). Qunar also maintains its main PRC site of Qunar through its subsidiaries and Qunar Beijing (VIE). Over time, we have established localized sites for users outside China. As of December 31, 2023, our products and services through Trip.com were available in 24 languages, 35 local currencies and 39 local sites, and our products and services through Skyscanner were available in 35 languages and over 50 countries and regions globally.

We offer personalized home pages based on user profiles or past transactions and display travel products and services based on geolocation that are available to us in compliant with the applicable laws and other travel insights. While placing an order, users are prompted with options to customize their trips with packaged deals or additional value-added services for their convenience, such as travel insurance, car rental, or hotel deals. All products and services are shown with full price transparency. Our itinerary management tools enable users to review and manage their orders and itineraries. We encourage users to submit ratings, reviews, and recommendations to our platforms during their trips and after they return from their trips. Leveraging our content sharing feature, users are inspired by new travel ideas, make informed travel decisions, and share their travel experiences in an engaging community.

Offline Channels In addition to our nine customer service centers located in China and abroad, we have offline stores with our business partners to serve our users who prefer an in-person experience. In our offline stores, we provide users with one-stop services, such as travel consultation services and other local support and assistance. In 2023, we streamlined and optimized our offline stores to strengthen our competitive advantage of online channels. As of December 31, 2023, we had approximately 5,700 offline stores across approximately 300 cities in China.

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

Our ecosystem partner base includes hotels and other accommodation providers, airlines and other air ticket partners, train ticket partners, car rental companies, bus operators, ferry carriers, other travel agencies from whom we source travel products and services, and value-added service partners. We also opened up our platform to international partners, search engines, e-commerce platforms, and other channels to expand their business opportunities and increase the offerings available to our users. As of December 31, 2023, our open platform provided over 1.7 million global accommodation listings, offered flights from over 600 airlines, and had a network of over 90,000 other ecosystem partners.

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

Transportation Ticketing

Users can search and book transportation tickets via our online platform and customer service centers. Our search functions allow users to narrow search results by specifying preferences, such as time and mode of transportation, and we leverage our data analytics capability to help them book tickets that best suit their travel needs. As of December 31, 2023, our transportation ticketing network covered over 220 countries and regions.

Air Tickets

We sell air tickets as an agent for substantially all domestic PRC airlines and major international airlines operating flights. As of December 31, 2023, we offered flights from over 600 global airlines, covering over 3,400 airports in over 220 countries and regions. Our air ticket booking engines source real-time availability and pricing information from “direct connects” to airlines’ booking systems and the global distribution system, a computerized network system that has real-time link to our ecosystem partners’ inventory.

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

In-destination Activities

Destinations are often defined by the activities available upon arrival. Over the years, users are seeking more novel experiences and are eager to do more memorable activities in the destinations. Driven by the rise of experiential travel, we offer a variety of in-destination products and services, such as in-destination dining and shopping, day tours of popular tourist destinations, attraction and show tickets, customized tour guide services, and virtual tour assistant. Users not only have plenty of options for what and when to book in-destination activities, but also can book at the last minute in a quick and straightforward manner on our platform. As of December 31, 2023, we offered approximately 300,000 in-destination activities around the world. As the needs of the market further evolve, we are enriching our offerings of in-destination products and services to further expand our business.

Corporate Travel Management

In addition to serving individual users, we also serve corporate clients with similar products and services to help them plan business travel in a cost-efficient way. Among the corporate clients we have served, there are approximately 960,000 small and medium-sized enterprises and over 15,000 large enterprises, including over 300 Fortune 500 companies and over 180 Top 500 Chinese Enterprises.

We provide our corporate clients with business visits, incentive trips, meetings and conferences, travel data collection and analysis, and industry benchmarking. We have been upgrading and iterating our corporate travel management system and rolled out Travel Management 5.0, which is an online platform integrating information management, online booking, online authorization, online inquiry, and travel reporting systems. Riding the waves of artificial intelligence and digitalization, we are building an “Employee + Digitalization + AI”-centric service matrix. Furthermore, we are establishing a digital intelligence solution, designed to be customizable, flexible, expandable, iterative, and fusible. This solution will be available to our customers, partners, and business travelers.

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

User Support

We provide user support online and offline through multiple channels such as calls, instant messaging, email, and social networks, in multiple media formats such as voice, text, image, and video, 24 hours a day, seven days a week. As of December 31, 2023, we had nine customer service centers located in China and abroad, including Shanghai, Nantong, Guangzhou, Manila, Bangkok, Kuala Lumpur, Tokyo, Seoul, and Edinburgh. These customer service centers are staffed with in-house travel specialists who have participated in a formal training program before commencing work. We also provide comprehensive aftersales services including aftersales support, pre-travel warnings, major incident compensation, a special situation refund policy, and emergency support, among others.

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

For our users, our technologies enable personalized recommendations, a streamlined user experience, enhanced user engagement, and the sharing and viewing of user-generated content. We use both public and private cloud technologies to optimize operational efficiency. Some of the core technologies underlying our user support include (i) CtripIM, an instant messenger system developed in-house, which offers a streamlined problem-solving process, (ii) Softswitch, which enables us to securely encrypt users’ displayed phone numbers to prevent leakage of sensitive user information, and (iii) SoftPBX, a telephone system software that distributes calls through the intranet to different operators after the user’s phone call is connected. These technologies enable us to handle user requests more efficiently, support our users in times of traffic spikes, enhance system stability, and ensure consistent availability to our users.

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

Our technologies for accommodation searches include a hotel matching system and model algorithms. These technologies can support billions of queries per day, with an industry-leading average response time. They can also rapidly process tens of billions of data points needed to calculate numerous room types, room status data, and room price data incrementally updated every day. The technology connects hotel sales sites in countries and regions around the world and supports multiple currencies and all major international credit card payments. As a result of the technology applied in accommodation search, we are able to attract and retain users and improve their overall experiences.

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

Brand Advertising

We currently operate through four leading travel brands, namely (i) Ctrip, a leading provider of online travel and related services in China; (ii) Qunar, a leading online travel agency in China; (iii) Trip.com, an online travel agency for global travelers; and (iv) Skyscanner, a leading global travel search company.

We conduct our brand campaigns through advertising on video streaming platforms, targeted liquid-crystal displays in public spaces, and billboards at airports, railway stations, and bus stations. We also work with celebrities in our marketing campaigns and embed our brand and travel products into live TV shows, movies, and other entertainment marketing channels. We also opened approximately 5,700 offline stores as of December 31, 2023 to supplement our online marketing to acquire more consumers in the lower-tier cities in China and those who prefer an in-person experience. With these diverse channels, we believe that we have effective strategies to enhance brand awareness and user engagement and attract a new generation of users, and we have a unique advantage in our ability to develop truly multi-channel marketing solutions for global destinations.

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

Seasonality

The travel service industry is characterized by seasonal fluctuations, and accordingly our revenues may vary from quarter to quarter. Since most of our users are from China, to date, the third quarter of each year generally contributes the highest portion of our annual net revenues primarily due to the strong demand for both leisure and business travel activities during the summer. These seasonality trends are difficult to discern in our historical results because our revenues have grown substantially since inception. However, our future results may be affected by seasonal fluctuations in the use of our services by our users. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

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

For information about laws and regulations relating to user privacy and data security, see “Item 4. Information of the Company—B. Business Overview—PRC Government Regulations—Regulations Relating to Internet Information Security and Privacy Protection.”

Intellectual Property

Our intellectual property rights primarily include trademarks and domain names associated with the names of our travel brands and copyright and other rights associated with our websites, technology platform, booking software, and other aspects of our business. We regard our intellectual property as a critical factor contributing to our success, although we are not dependent on any patents, intellectual property related contracts or licenses other than some commercial software licenses available to the general public. We rely on trademark and copyright law, trade secret protection, and confidentiality agreements with our employees to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our users, methods, business, and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments, and other processes made by them during their employment are our property.

As of December 31, 2023, we had over 1,550 patents registered with the PRC Intellectual Property Administration, including over 600 invention patents, and over 950 pending patent applications in China.

As of December 31, 2023, we owned over 1,700 registered trademarks and approximately 150 pending trademark applications, in various categories with the Trademark Office of the PRC Intellectual Property Administration. In addition, we had over 180 registered trademarks in various jurisdictions outside of China. We have registered our major trademarks “Ctrip” and “携程” (simplified Chinese characters for Ctrip), “携程Ctrip” (a combination of the Chinese and English characters for Ctrip), “Trip.com,” and “Trip.com Group” in various countries and regions.

As of December 31, 2023, we held over 1,200 computer software copyrights and over 200 other copyrights registered with the PRC Copyright Administration.

As of December 31, 2023, we had over 300 registered domain names in China, including ctrip.com, and approximately 30 registered domain names outside China, including trip.com, all of which have been registered with www.markmonitor.com, and we have full legal rights over these domain names. As of the date of this annual report, all of our registered domain names were in effect.

Competition

For the years ended December 31, 2021, 2022, and 2023, we derived most of our revenues from China, based on the geographic location of our websites. See Note 21 to our audited consolidated financial statements included elsewhere in this annual report for further information. China’s travel industry is highly competitive. We compete primarily with other travel agencies, including domestic and foreign consolidators of hotel accommodation and airline tickets as well as traditional travel agencies. As China’s travel market continues to evolve, we may be faced with increased competition from new domestic travel agencies, including the ones operated by other major internet companies, or international players that seek to expand into China. We may also face increasing competition from hotels and airlines as they increase their direct selling efforts or engage in alliances with other travel service providers, as well as content platforms and social networks entering into the travel industry.

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

Strategic Investments and Acquisitions

To further strengthen our competitive position in China and to become a major travel service provider in global markets, we constantly evaluate opportunities for strategic investments in, and acquisitions of, complementary businesses, assets and technologies and have made such investments and acquisitions from time to time. However, we have not made any material acquisitions since 2020.

Health, Work Safety, Social, and Environmental Matters

We are dedicated to the sustainable management of our environmental footprint and engaging our users and ecosystem partners to create synergy. As a responsible corporate citizen, we recognize our role in combating the global challenge of climate change. To strategically manage the environmental impacts arising from our operations, we are committed to promoting sustainable tourism and introducing carbon mitigation measures and will continue to explore ways to further improve energy efficiency. For example, we launched a “Green Hotels” initiative through which we encourage hotels to adopt sustainable practices such as utilizing green and clean energy sources, refraining from providing disposable items voluntarily, and implementing water-saving appliances. Our “Green Hotels” initiative also incentivizes users to commit to water and energy conservation, carbon emission and waste reduction, environmental protection promotion, and community support with extra rewards. In addition, we launched the “Low Carbon Hotel Standard” to work with hotel partners to jointly implement low carbon emissions and environmental protection. The low-carbon hotel evaluation standards are based on quantifiable, verifiable, and improvable principles, and are mainly based on the relative level of the unit carbon emissions among hotels of the same type. Currently, approximately 2,000 hotels have been selected as fulfilling the criteria for low-carbon hotel standards. Furthermore, Trip.com and Skyscanner became founding members of a sustainable tourism campaign, “Travalyst,” which is developing sustainability frameworks to guide sustainability practices across the travel industry. Skyscanner is developing an aviation sustainability framework that creates greater transparency on carbon emissions for individual flights and highlights the sustainability practices of different airlines.

We believe that rural tourism is an effective way to revitalize villages. As our entry point for village revitalization, we introduced high-end rural accommodation benchmark initiative “Country Retreats,” combining agriculture, culture, and tourism, to create a wonderful vacation experience for users. Since the inception of this initiative, we have established 28 country retreats across China, resulting in an increase in local annual income per capita and the development of talents skilled in rural tourism. We aim to further create employment opportunities and increase income for local residents through this initiative, thereby contributing to the goal of common prosperity.

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

We do not operate any manufacturing or warehousing facilities. Therefore, we are not subject to significant health, work safety, social, or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to the labor and safety laws and regulations. For the year ended December 31, 2023 and up to the date of this annual report, we had not been subject to any material fines or other penalties due to non-compliance with health, work safety, social, or environmental regulations.

PRC Government Regulations

Current PRC laws and regulations impose restrictions on foreign ownership of the travel agency and value-added telecommunications businesses in China. As a result, we conduct these businesses in China through contractual arrangements with the VIEs as well as certain independent travel agencies. Some of our employees and senior consultants, all of whom are PRC citizens, directly or indirectly own all or most of the equity interests in the VIEs as of the date of this annual report.

According to our PRC legal counsel, Commerce & Finance Law Offices, the ownership structures, as described in this annual report, comply with all existing PRC laws, rules, and regulations.

Regulations Relating to Foreign Investment in China

Foreign Investment Industrial Policy

Investments activities in China by foreign investors are principally governed by the Catalog for the Encouragement of Foreign Investment Industries (2022 Edition) and the 2021 Negative List promulgated by the Ministry of Commerce and the NDRC, which came into effect on January 1, 2023 and January 1, 2022, respectively. The Catalog for the Encouragement of Foreign Investment Industries (2022 Edition) and the 2021 Negative List set forth the industries in which foreign investments are encouraged, restricted, and prohibited. Industries that are not listed in the Catalog for the Encouragement of Foreign Investment Industries (2022 Edition) and the 2021 Negative List are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

According to the 2021 Negative List, the foreign equity interests ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) must not exceed 50%, and foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including e-commerce business operation) in China.

PRC Foreign Investment Law and its Implementation Measures

On March 15, 2019, the National People’s Congress enacted the PRC Foreign Investment Law, which came into effect on January 1, 2020. The PRC Foreign Investment Law has replaced the previous major laws and regulations governing foreign investment in China, including the PRC Sino-foreign Equity Joint Ventures Enterprises Law, the PRC Sino-foreign Co-operative Enterprises Law, and the PRC Wholly Foreign-invested Enterprise Law. According to the PRC Foreign Investment Law, “foreign-invested enterprises” refers to enterprises that are wholly or partly invested by foreign investors and registered under the PRC laws within China, and “foreign investment” refers to any foreign investor’s direct or indirect investment activities in China, including: (i) establishing foreign-invested enterprises in China either individually or jointly with other investors; (ii) obtaining stock shares, equity shares, shares in properties or other similar interests of Chinese domestic enterprises; (iii) investing in new projects in China either individually or jointly with other investors; and (iv) investing through other methods provided by laws, administrative regulations or provisions prescribed by the State Council.

On December 26, 2019, the State Council issued Implementation Regulations for the PRC Foreign Investment Law, which came into effect on January 1, 2020. According to the implementation rules of the PRC Foreign Investment Law, in the event of any discrepancy between the PRC Foreign Investment Law, its implementation rules, and the provisions on foreign investment promulgated prior to January 1, 2020, the PRC Foreign Investment Law and its implementation rules should prevail. The implementation rules of the PRC Foreign Investment Law also set forth that foreign investors that invest in sectors on the 2021 Negative List in which foreign investment is restricted must comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the 2021 Negative List. Pursuant to the PRC Foreign Investment Law and its implementation rules, the existing foreign-invested enterprises established prior to the effective date of the PRC Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the PRC Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the PRC Company Law, the PRC Partnership Enterprise Law, and other applicable laws.

On December 30, 2019, the Ministry of Commerce and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which came into effect on January 1, 2020. Foreign investors or foreign-invested enterprises must submit investment information to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System.

In December 2020, the NDRC and the Ministry of Commerce further promulgated the Foreign Investment Security Review Measures, which came into effect on January 18, 2021. These measures require direct or indirect investment by foreign investors of PRC companies engaged in military-related or certain other industries be subject to security review before consummation of any such investment. “Certain other industries” refer to, among others, important transportation services, important culture products and services, important information technology and internet products and services, and important finance services that are crucial to national security.

Regulations Relating to Value-Added Telecommunications Services

In 2000, the State Council promulgated the PRC Telecommunications Regulations, most recently amended in February 2016, which provide the regulatory framework for telecommunications service providers in China and require a telecommunications service provider to obtain an operating license prior to commencing its operations. The Telecommunications Regulations categorize all telecommunications services as either basic telecommunications services or value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services. Pursuant to the Catalog of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently amended on June 6, 2019, information services provided via public telecommunication network or the internet and the online data processing and transaction processing services provided via public telecommunication network or the internet by utilizing various kinds of data and transaction processing application platforms that are connected to public telecommunication network or the internet fall within value-added telecommunications services.

The Administrative Measures on Internet Information Services, which were promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. According to the Administrative Measures on Internet Information Services, the internet information services is classified into commercial internet information services and non-commercial internet information services; an operator of commercial internet information services must obtain a value-added telecommunications operating license for the provision of internet information services from the appropriate telecommunications authorities. The Administrative Measures for Telecommunications Operating Licenses, which were promulgated by the Ministry of Industry and Information Technology on July 3, 2017, and came into effect on September 1, 2017, further regulate the telecommunications operating licenses.

Restrictions Relating to Travel Agency

On April 25, 2013, the Standing Committee of the National People’s Congress promulgated the PRC Tourism Law, which came into effect on October 1, 2013 and was amended in 2016 and 2018. The PRC Tourism Law aims to protect tourists’ and tour operators’ legal rights, regulate travel market, protect and make a reasonable use of travel resources, and promote the development of travel industry, and sets forth specific requirements for the operation of travel agencies. Travel agencies are prohibited from (i) leasing, lending, or illegally transferring travel agency operation licenses, (ii) disseminating untrue or inaccurate information when soliciting customers and organizing tours or conducting any false publicity to mislead customers, (iii) arranging visits to or participation in any project or activity in violation of PRC laws and regulations or social morality, (iv) organizing tours at unreasonably low prices to induce or cheat tourists, or obtaining unlawful profits such as kickbacks, and (v) changing or ceasing scheduled itineraries without reasons and forcing the tourists to participate in other activities against the will of the tourists. In addition, travel agencies must enter into contracts with customers for travel services; and before a tour starts, a customer may assign his personal rights and obligations in a packaged-tour contract to any third person, whom the travel agency cannot refuse without cause, as long as any fee increase will be borne by the customer and the relevant third person. Accordingly, travel agencies may be subject to civil liabilities for failing to fulfill the obligations discussed above, which include rectification, confiscation of any illegal income, imposition of a fine, an order to cease business operation, or revocation of its travel agency permit.

The travel industry is subject to the supervision of the Ministry of Culture and Tourism and local tourism administrations. The principal regulations governing travel agencies in China include the Travel Agency Regulations, promulgated by the State Council in February 2009, which came into effect on May 1, 2009 and most recently amended on November 29, 2020, and the Implementing Rules of Travel Agency Regulations promulgated by the National Tourism Administration in April 2009, which came into effect on May 3, 2009 and most recently amended on December 12, 2016. Under these regulations, a travel agency must obtain a license for outbound travel agency business from the National Tourism Administration or its authorized provincial-level tourism administration, and a license for domestic and inbound travel agency business from the provincial-level tourism administration or its authorized municipal tourism administration.

The Travel Agency Regulations permit foreign investors to establish foreign invested travel agencies. Foreign-owned travel agencies are allowed to open branches nationwide, but are restricted from engaging in outbound tourism business for mainland China residents, unless otherwise determined by the State Council, or provided under a free trade agreement between the country and China, or any closer economic partnership arrangements between mainland China, Hong Kong, and Macao. In December 2009, the State Council promulgated the Opinion on Accelerating Development of Travel Industry, which gradually allows foreign invested travel agencies to operate business of arranging PRC residents traveling to overseas destinations on a trial basis. On August 29, 2010, the National Tourism Administration and the Ministry of Commerce further promulgated the Interim Measures for Supervising Pilot Operation of Overseas Travel Business by Sino-Foreign Joint Venture Travel Agencies, according to which the National Tourism Administration may choose and approve certain qualified Sino-foreign joint venture travel agencies to operate business of arranging PRC residents traveling to overseas destinations, Hong Kong and Macao (excluding Taiwan), on a trial basis. Based on the Plan to Strengthen the Reform and Open-up Policy in China (Shanghai) Pilot Free Trade Zone promulgated by the State Council in March 2017, China (Shanghai) Pilot Free Trade Zone has implemented a pilot project that allows the wholly foreign-owned travel agencies registered in China (Shanghai) Pilot Free Trade Zone that satisfied with required conditions to operate outbound tourism business. In January 2019, the State Council promulgated the Approval to the Work Plan on Fully Promoting the Comprehensive Pilot Program for Expanding the Opening-Up of the Service Industry of Beijing Municipality, which allows wholly foreign-owned travel agencies registered in Beijing to provide outbound travel services (except for Taiwan) for PRC citizens on a trial basis.

On August 20, 2020, the Ministry of Culture and Tourism promulgated a Tentative Administrative Measure on Online Travel Operation, which intends to standardize the online travel operation business. The online travel operation services mean provision of travel services to the travelers via the information network such as internet and such services include package tour, transportation, accommodation, dining, sightseeing, entertainment, and so on. The operator of online travel business must provide real and accurate travel services information without false promotion and advertisement. The operator of online travel platform must verify the identification, license, quality standard, and credit rating of all travel business operator registered on the platform. The online travel business operator must protect the personal data privacy of travelers and must not set unfair trading conditions based on traveler’s consumption records and preferences by abusing data analyzing technology. The platform operator must examine the license and qualification of travel business operators inside the platform and alert the travelers for safety warning, and should take the liability if it fails to perform the obligations requested by such administrative measures.

Regulations Relating to Air-Ticketing

The air-ticketing business is subject to the supervision of the China Air Transport Association and its branches. The Self-Discipline Measures for Air Transportation Sales Agency Industry promulgated by the China Air Transport Association came into effect on March 1, 2019, which encourages self-discipline administration for air transportation sale agency industry. The China Air Transport Association has further promulgated the Business Standards of Air Passenger Transportation Sales Agencies and the Business Standards of Air Freight Transportation Sales Agencies, which introduce general business standards applied by airlines for selecting and authorizing their air-ticketing sales agents. For example, basic requirements for passenger air transportation sales agencies are, including but not limited to, (i) having proper business license, (ii) having telecommunication and information services business license if conducting online air-ticketing sales, (iii) having suitable capital contributed for business operation, (iv) having capital guarantee or pledge in favor of airlines, (v) agencies and their principals not having poor credit records, and (vi) having sufficient, properly trained employees.

In August 2017, the Civil Aviation Administration of China issued the Notice on Regulating Online Air-ticketing, pursuant to which online air-ticketing platform cannot conduct bundle sales of any other services and products by default along with selling air tickets. The online air-ticketing platform must display ancillary air-ticket-related services and products (such as VIP lounge coupon and insurance) in an explicit and accurate manner and can only offer such services and products to customers as options in addition to their air ticket purchases.

In March 2021, the Ministry of Transport promulgated the Administrative Provisions on Public Air Transport Passenger Services, which came into effect on September 1, 2021, stipulating certain obligations of aviation sales online platform operators and agents.

Regulations Relating to E-Commerce

The Measures for the Supervision and Administration of Online Trading promulgated by the SAMR in March 2021 and effective in May 2021 stipulate the obligations of online trading operators. Social networking, live streaming, or other network services providers who provide online trading platform services for operators must perform the obligations in accordance with the laws and regulations. On December 24, 2014, the Ministry of Commerce promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) to regulate the formulation, revision, and enforcement of transaction rules for online retail marketplace platforms.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-Commerce Law, which came into effect on January 1, 2019. The PRC E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the PRC E-commerce Law, e-commerce operators who provide search results based on consumers’ characteristics, such as hobbies and consumption habits, must also provide consumers with options that are not targeted at their personal characteristics at the same time, respect and fairly protect the legitimate interests of the consumers. In addition, e-commerce platform operators are not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on their platforms by merchants, or charge merchants operating on its platform any unreasonable fees.

An e-commerce platform operator must obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the PRC Telecommunications Regulations and the Catalog of Telecommunications Services.

Regulations Relating to Consumer Protection

The PRC Consumer Protection Law was first promulgated by the Standing Committee of the National People’s Congress on October 31, 1993 and was last amended on October 25, 2013 effective on March 15, 2014. The PRC Consumer Protection Law sets out the obligations of business operators and the rights and interests of consumers. Business operators must guarantee the quality, function, usage and term of validity of the goods or services they sell or provide, if these goods and services are consumed under normal standards. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online platforms may claim damages from the sellers or service providers. Online platform operators may be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online platforms if the platform operators fail to provide consumers with authentic contact information of the sellers or service providers. The Implementation Rules of the PRC Consumer Protection Law was promulgated by the State Council on March 15, 2024 and will come into effect on July 1, 2024, according to which, if the business operators adopt automatic extension, automatic renewal, or other similar mechanisms in connection with the provisions of their services, the business operators must prominently draw the attention of the consumers before they accept the service and before the dates of automatic extension, automatic renewal, or effectiveness of other mechanisms. The business operators cannot send commercial information to consumers or make commercial telephone calls without the consent of the consumers. In the event that a consumer consents to receiving commercial information and/or commercial telephone calls, the business operators must provide clear and convenient means of cancellation and must immediately stop these behaviors if the consumer chooses to cancel.

Regulations Relating to Internet Information Security and Privacy Protection

Internet content in China is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress on December 28, 2000 and amended with immediate effect on August 27, 2009, makes it unlawful to conduct certain activities, including but not limited to: gain improper entry into a computer information system of national affairs, national defense or cutting-edge science and technology. The Administrative Measures for the Security Protection of International Connections to Computer Information Network, issued by the Ministry of Public Security on December 16, 1997 and amended on January 8, 2011, prohibits the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. The Several Provisions on Regulating the Market Order of Internet Information Services were promulgated by the Ministry of Industry and Information Technology on December 29, 2011 and came into effect on March 15, 2012. On July 16, 2013, the Ministry of Industry and Information Technology issued the Order for the Protection of Telecommunication and Internet User Personal Information.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day.

On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, which was amended in June 2022 and came into effect on August 1, 2022, providing that mobile internet application providers are prohibited from engaging in any activity that may endanger national security, disturb social order or infringe the legal rights of third parties, and may not produce, copy, release, or disseminate through mobile internet applications any content prohibited by laws and regulations. The Administrative Provisions on Internet Follow-up Comment Services came into effect on December 15, 2022. According to these provisions, the providers of mobile internet applications or internet follow-up comment services must verify the identity information of registered users, and cannot provide certain services to users who have not verified their identity information or falsely use the identity information of any organization or other individuals. Security assessments must be conducted in accordance with the regulations when the internet follow-up comment services providers with public opinion attributes or social mobilization capabilities launch new technologies, applications or functions, or when the mobile internet application providers launch new technologies, applications or functions with public opinion attributes or social mobilization capabilities.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the PRC Cyber Security Law, which came into effect on June 1, 2017. The PRC Cyber Security Law provides that network operators must set up a classified protection system for cyber security. The PRC Cyber Security Law imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The PRC Cyber Security Law also requires network operators that provide network access or domain name registration services, landline, or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up.

On January 23, 2019, the CAC, the Ministry of Industry and Information Technology and the Ministry of Public Security, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications and encourages search engines and app stores to clearly mark and recommend those certified apps. On November 28, 2019, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information. In July 2020, the Ministry of Industry and Information Technology issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to strengthen the protection of users’ personal information in relation to the download and usage of apps. In March 2021, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the SAMR jointly issued the Provision on Scope of Necessary Personal Information for Common Types of Mobile Internet Applications to further provide guidance over personal information security and privacy protection.

The PRC Data Security Law that came into effect in September 2021 established a tiered system for data protection in terms of their importance. Data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. In addition, such operator is required to evaluate the risks of its data activities periodically and file assessment reports with the regulatory authorities.

On August 29, 2015, the Standing Committee of the National People’s Congress issued the Ninth Amendment to the PRC Criminal Law, effective on November 1, 2015. Any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order will be subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or provides personal information in a manner which violates the regulations, or (ii) steals or otherwise illegally obtains any personal information is subject to criminal penalty in severe circumstances.

Since September 2021, the CAC and other government authorities promulgated a series of laws and regulations relating to information protection and data security, including but not limited to, the Guidance on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, the Administrative Provisions on Internet Information Service Deep Synthesis, and the Administrative Measures on Network Data Security (Draft for Comment). Among these regulations, the Administrative Measures on Network Data Security (Draft for Comment) published by the CAC in November 2021 stipulates that data processing entities should apply for cybersecurity review in the event that, among others, its listing in Hong Kong has or could have influence on national security. As of the date of this annual report, the regulatory parameters for determining “have or could have influence on national security” as stipulated in the Administrative Measures on Network Data Security (Draft for Comment) remain unclear and are subject to further explanation and elaboration by the CAC. Uncertainties remain with respect to the enactment timetable, final content, interpretation, and implementation, especially the detailed interpretation of the standard for determining whether a listing in Hong Kong “has or could have influence on national security.” As of the date of this annual report, the Administrative Measures on Network Data Security (Draft for Comment) has not become effective yet, and no application channel or detailed procedures are in place for the implementation of the cybersecurity review as stipulated therein.

The PRC Personal Information Protection Law came into effect in November 2021, which integrates a variety of rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China and certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. Furthermore, in December 2021, the CAC and several other authorities jointly promulgated the amended Cybersecurity Review Measures, which came into effect in February 2022. Pursuant to the Cybersecurity Review Measures, where the activity affects or may affect national security, a critical information infrastructure operator that purchases network products and services, or an internet platform operator that conducts data process activities, must be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review requirement to cover “internet platform operators” in possession of personal information of over one million users if such operators intend to pursue a foreign listing. Additionally, PRC governmental authorities may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security. According to the Regulations on the Security Protection of Critical Information Infrastructure which came into effect in September 2021, the critical information infrastructure operator must perform certain obligations to protect the critical information infrastructure’s security, including but not limited to, conducting network security test and risk assessment at least once a year. The security protection departments are responsible for organizing the identification of critical information infrastructure in their respective industries and areas in accordance with the identification rules, and will inform the identification results to the operators in a timely manner and report such results to the public security department of the State Council.

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

In September 2022, the CAC promulgated the Decision to Amend the PRC Cybersecurity Law (Draft for Comments), which mainly involves amendments in the following aspects: (i) improving the legal liability mechanism for violating the general provisions of network operation security, (ii) modifying the legal liability mechanism for security protection of critical information infrastructure, (iii) adjusting the legal liability mechanism for network information security, and (iv) revising the legal liability mechanism for personal information protection. In December 2022, the Ministry of Industry and Information Technology promulgated the Administrative Measures on Data Security in the Field of Industry and Information Technology (Trial), according to which the data processors in the field of industry and information technology have to sort out their data regularly, identify important data and core data in accordance with the standards and specifications, formulate their specific catalogs, and must file their important data and core data catalogs with the local industry supervision departments for records.

The PRC government authorities have wide discretion in the interpretation and enforcement of these laws. As a major internet platform, we are exposed to risks of being deemed to be a critical information infrastructure operator or a network platform operator meeting the above criteria under the PRC cybersecurity laws.

Regulations Relating to Advertising Business

The PRC Advertisement Law, which was promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and last amended on April 29, 2021, requires advertisers to ensure that the content of the advertisements are true. The content of advertisements cannot contain prohibited information, including but not limited to: (i) information that harms the dignity or interests of the nation or divulges the secrets of the nation, (ii) information that contains wordings such as “national level,” “highest level,” or “best,” and (iii) information that contains ethnic, racial, religious, or sexual discrimination. Advertisements posted or published through the internet cannot affect normal usage of network by users. Advertisements published in the form of pop-up window on the internet must display the close button in a clear manner to make sure that the viewers can close the advertisement by one click.

The Internet Advertisement Interim Measures, which were promulgated by the State Administration for Industry and Commerce on July 4, 2016 and came into effect on September 1, 2016, regulate any advertisement published on the internet, including but not limited to, those on websites, webpage, and apps, those in the forms of word, picture, audio, video, and others. According to the Internet Advertisement Measures, internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even if the internet information service provider merely provides information services and has not involved in the internet advertisement businesses. On February 25, 2023, the SAMR promulgated the Measures for Administration of Internet Advertising, which stipulate the obligations of the advertisers, the internet advertising operators, and the internet information service providers. According to these measures, the product seller or the service provider who markets any product or service through live streaming on the internet, which constitutes a commercial advertisement, must take the corresponding responsibilities and perform obligations of advertisers in accordance with the laws and regulations, and the live streaming operators and marketers should also take corresponding responsibilities and perform obligations if they provide advertising design, production, agency, or publishing services or constitutes an advertising endorsement.

Regulations Relating to Insurance Business

In April 2021, the China Banking and Insurance Regulatory Commission promulgated the Administrative Measures for Licenses of Banking and Insurance Institutions, which came into effect on July 1, 2021. According to these measures, insurance agencies must obtain an insurance intermediary license.

In November 2020, the China Banking and Insurance Regulatory Commission promulgated the Provisions on the Supervision and Administration of Insurance Agencies, which came into effect on January 1, 2021, pursuant to which an “insurance agency” refers to an agent that is instructed by and receives commissions from insurance companies to handle insurance services to the extent authorized by the insurance companies, including professional insurance agencies, sideline insurance agencies, and individual insurance agents. Professional insurance agencies and the sideline insurance agencies who are legal persons must obtain license relating to insurance agency operations from the China Banking and Insurance Regulatory Commission.

In December 2020, the China Banking and Insurance Regulatory Commission issued the Measures on the Supervision and Administration of Internet Insurance Business, which came into effect on February 1, 2021, pursuant to which internet insurance businesses should be carried out by insurance institutions legally established, including insurance companies and insurance intermediaries, and the insurance institutions are required to run an online platform operated in-house that satisfy certain conditions.

Regulations Relating to Intellectual Property Rights

Trademark

Trademarks are protected by the PRC Trademark Law, which was promulgated by the Standing Committee of the National People’s Congress on August 23, 1982, last amended on April 23, 2019, and came into effect on November 1, 2019, as well as the Implementation Regulation of the PRC Trademark Law, adopted by the State Council on August 3, 2002, and revised on April 29, 2014. In China, registered trademarks include commodity trademarks, service trademarks, collective marks, and certification marks. The Trademark Office of China National Intellectual Property Administration handles trademark registrations and grants a term of 10 years to registered trademarks commencing from the date of registration and the registered trademarks can be renewable every 10 years where a registered trademark needs to be used after the expiration of its validity term.

Patent

The PRC Patent Law was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984, last amended on October 17, 2020, and effective on June 1, 2021. The Implementing Rules of the PRC Patent Law were promulgated by the State Council on June 15, 2001, last amended on December 11, 2023, and effective from January 20, 2024. Pursuant to these regulations, there are three types of patents in China: invention patents, utility model patents, and design patents. Under the currently effective PRC Patent Law, the protection period of a patent right for invention patents is 20 years and the protection period of a patent right for utility model patents and design patents is 10 years, both commencing from the filing date. According to the PRC Patent Law, any entity or individual that seeks to exploit a patent owned by another party should enter into a patent license contract with the patent owner concerned and pay patent royalties to the patent owner. Pursuant to the Measures for the Filing of Patent Licensing Contracts promulgated by the State Intellectual Property Office on June 27, 2011 and effective on August 1, 2011, the State Intellectual Property Office is responsible for filing of patent licensing contracts nationwide and the parties concerned must complete filing formalities within three months from the effective date of a patent licensing contract.

Copyright

The PRC Copyright Law was promulgated by the Standing Committee of the National People’s Congress on September 7, 1990, last amended on November 11, 2020, and effective on June 1, 2021. Under the currently effective PRC Copyright Law, Chinese citizens, legal persons, or other organizations are entitled to, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. The purpose of the PRC Copyright Law aims to encourage the creation and dissemination of works which is beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of socialist cultural and scientific undertakings.

The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration of China on February 20, 2002, regulate registrations of software copyright, exclusive licensing contracts, and transfer contracts for software copyright. The National Copyright Administration is the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China will grant registration certificates to the Computer Software Copyrights applicants if the applications conform to the provisions of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations.

Domain Names

The Administrative Measures on Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology on August 24, 2017 and came into effect on November 1, 2017, regulates that “.CN” and “.zhongguo (in Chinese character)” are China’s national top level domains. Any party that engages in internet information services must use its domain name in compliance with laws and regulations and in line with the provisions of the telecommunications authority, and cannot use its domain name to commit any illegal act.

Regulations Relating to Anti-Monopoly and Anti-Unfair Competition

According to the PRC Anti-Unfair Competition Law, which was adopted by the Standing Committee of the National People’s Congress on September 2, 1993, came into effect as of December 1, 1993, and last amended on April 23, 2019, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the PRC Anti-Unfair Competition Law in the production and operating activities. Pursuant to the PRC Anti-Unfair Competition Law, operators must abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the PRC Anti-Unfair Competition Law should bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

In February 2021, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector were promulgated by the Anti-Monopoly Commission of the State Council. These guidelines outline certain practices that may, if without justifiable reasons, constitute abuse of dominant position. The guidelines also expressly state that concentration involving variable interest entities will also be subject to antitrust filing requirements.

On August 17, 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Draft for Comments), which detailed the implementation of the PRC Anti-Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. As of the date of this annual report, the draft has not been formally adopted.

On June 24, 2022, the Standing Committee of the National People’s Congress adopted an amendment to the PRC Anti-Monopoly Law, which introduced a “safe harbor” for vertical monopoly agreements entered into by operators whose market share falls below a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of PRC Anti-Monopoly Law, among others. This amendment emphasized the enforcement of PRC Anti-Monopoly Law in the internet and other key industries.

The Provisions on the Review of Concentrations of Undertakings issued by the SAMR on March 10, 2023 further clarified the factors that should be considered to determine whether an undertaking acquires control over, or may exercise decisive influence on, other undertakings.

Regulations Relating to Labor and Social Security

The PRC Labor Law was promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and was last amended on December 29, 2018. The PRC Labor Contract Law was promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and was amended on December 28, 2012. The Implementation Regulations on PRC Labor Contract Law was promulgated by the State Council on September 18, 2008. According to these regulations, labor contracts in written form must be executed to establish labor relationships between employers and employees. In addition, wages cannot be lower than local minimum wage. The employers must establish a system for labor safety and sanitation, strictly abide by national rules and standards, provide education regarding labor safety and sanitation to its employees, provide employees with labor safety and sanitation conditions and necessary protection materials in compliance with state rules and carry out regular health examinations for employees engaged in work involving occupational hazards.

The PRC Social Insurance Law was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010 and was amended on December 29, 2018. The Provisional Regulations on the Collection and Payment of Social Insurance Premium was promulgated by the State Council on January 22, 1999, and amended on March 24, 2019. The Regulations on the Administration of Housing Fund was promulgated by the State Council on April 3, 1999 and was last amended on March 24, 2019. According to these regulations, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and housing funds. Any employer who fails to contribute may be fined and ordered to make up for the deficit within a stipulated time limit.

Regulations Relating to Taxation

Enterprise Income Tax

The PRC Enterprise Income Tax Law was promulgated on March 16, 2007, came into effect on January 1, 2008, and was last amended on December 29, 2018. The Implementation Regulations on the Enterprise Income Tax Law was promulgated by the State Council on December 6, 2007, came into effect on January 1, 2008, and was amended by the State Council on April 23, 2019. According to these regulations, a uniform income tax rate of 25% should be applied to resident enterprises and non-resident enterprises that have “establishment or place” situated in China. Besides enterprises established within China, enterprises established in accordance with the laws of other jurisdictions whose “de facto management bodies” are within China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within China but which have an establishment or place of business in China, or which do not have an establishment or place of business in China but have income sourced within China. An income tax rate of 10% should normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC resident enterprise investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the income is not substantially connected with the establishment or place of business, to the extent such dividends or other gains are derived from sources within China.

According to the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland China and Hong Kong entered into between mainland China and Hong Kong on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest of the PRC foreign-invested enterprise which pays the dividends and interests, the 10% withholding tax rate applicable under the PRC Enterprise Income Tax Law may be lowered to 5% for dividends and 7% for interest payments if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland China and Hong Kong and other applicable laws. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the State Taxation Administration on February 20, 2009 and came into effect on the same date, if the PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a transaction or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the State Taxation Administration on February 3, 2018 and effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland China and Hong Kong.

Value-Added Tax

All taxpayers selling goods or providing processing, repairing, or replacement labor services, sales of services, intangible assets and real property and importing goods in China must pay a value-added tax in accordance with the Provisional Regulations on Value-added Tax and its implementation rules. The Provisional Regulations on Value-added Tax were issued by the State Council in December 1993 and last amended on November 19, 2017. The regulations applicable to the prevailing value-added tax are the Notice of the Ministry of Finance and the State Taxation Administration on Adjusting Value added Tax Rates, issued on April 4, 2018 and came into effect on May 1, 2018, and the Notice of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform, issued on March 20, 2019 and came into effect on April 1, 2019. According to a series of announcements published by the Ministry of Finance and the State Taxation Administration, the value-added tax levy rate applicable to the small-scale taxpayers is reduced to 1% until December 31, 2027. The rate of value-added tax applicable to our PRC subsidiaries and the variable interest entities generally varies from 1% to 13% depending on the product type.

Regulations Relating to Foreign Exchange Supervision

The principal regulations governing foreign currency exchange in China are the PRC Regulation on the Foreign Exchange Control, promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and last amended on August 5, 2008, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment, promulgated by the People’s Bank of China in June 1996 and came into effect on July 1, 1996, according to which, Renminbi for current account items is freely convertible, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, and investments in securities outside of China, unless the prior approval or record-filing of SAFE or its local counterpart is obtained.

According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, which was promulgated by SAFE on February 13, 2015, came into effect on June 1, 2015, and was amended on December 30, 2019, banks are required to review and carry out foreign exchange registration under foreign direct investment. SAFE and its branches implement indirect supervision over foreign exchange registration of foreign direct investment via the banks. The Circular on the Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or SAFE Circular 19, promulgated on March 30, 2015, came into effective on June 1, 2015, and last amended on March 23, 2023, allows foreign-invested enterprises whose main business is investment to make equity investments by using Renminbi funds converted from foreign exchange capital. Under SAFE Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. SAFE can adjust such proportion in due course based on the circumstances of the international balance of payments. However, SAFE Circular 19 and the Circular on Reforming and Regulating the Administrative Policy of the Settlement under Capital Accounts promulgated on June 9, 2016 continue to prohibit foreign-invested enterprises from, among other things, using Renminbi funds converted from their foreign exchange capitals for expenditure beyond their business scope, investing and financing directly or indirectly in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises except as permitted by their business scope, or constructing or purchasing real estate not for their own use.

On October 23, 2019, SAFE released the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment, according to which, besides foreign-invested enterprises engaged in investment business, non-investment foreign-invested enterprises are also permitted to make domestic equity investments with their capital funds in foreign currency provided that such investments do not violate the 2021 Negative List and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their income under capital accounts, such as capital funds, foreign debts and the proceeds from overseas listing, without submitting the evidentiary materials concerning authenticity of such capital for banks in advance; provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge must conduct post spot checking in accordance with the requirements. The Notice on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment promulgated by SAFE on December 4, 2023 facilitates the payment and use of the funds for equity transfer of the reinvestment by foreign-invested enterprises in China and the funds raised through overseas listing. The asset realization account under the capital account is adjusted to the settlement account under the capital account, and the equity transfer consideration in foreign currency received by a PRC transferor from a PRC entity or the funds in foreign currency raised by a PRC enterprise through overseas listing may be directly remitted into the settlement account under the capital account and be settled and used autonomously.

According to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, which was promulgated by SAFE in February 2012, PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year (except for foreign diplomatic personnel in China and representatives of international organizations in China) who participate in any stock incentive plan of an overseas publicly listed company should collectively entrust a domestic agency (may be the Chinese affiliate of the overseas publicly listed company which participates in stock incentive plan, or other domestic institutions qualified for asset trust business lawfully designated by such company) through the Chinese affiliate of the overseas publicly listed company to handle foreign exchange registration, and entrust an overseas institution to handle issues like exercise of options, purchase and sale of corresponding stocks or equity and transfer of corresponding funds. In addition, the domestic agency is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan.

The Circular of SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles promulgated by SAFE on July 4, 2014, effective on the same date, states that (i) a PRC resident, including a PRC domestic resident individual or a PRC domestic institution, must register with the local branch of SAFE before it contributes its assets or equity interest in domestic enterprises or offshore assets or interests into a special purpose vehicle for the purpose of investment and financing; and (ii) when the special purpose vehicle undergoes change of basic information, such as change in PRC resident natural person shareholder, name or operating period, or occurrence of a material event, such as change in share capital of a PRC resident natural person, performance of merger or split, the PRC resident must register such change with the local branch of SAFE in a timely manner.

Regulations Relating to Dividend Distributions

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law, the latest amended edition of which will come into effect on July 1, 2024, and the PRC Foreign Investment Law. Under the current PRC regulatory regime, foreign-invested enterprises in China may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserves funds reaches 50% of its registered capital, and cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to M&A and Overseas Listings

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors were jointly promulgated by six PRC governmental authorities including the Ministry of Commerce, the State Taxation Administration, SAFE, the State Administration for Industry and Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, and the CSRC on August 8, 2006, and were amended on June 22, 2009. Foreign investors must comply with these regulations when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing of the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in China, purchase the assets of a domestic company by agreement and utilize the assets through the foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic company by agreement, establish a foreign-invested enterprise by injecting such assets, and utilize the assets. According to Article 11 of the regulations, where a domestic enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic enterprise which is related to or connected with it/him/her, approval from the Ministry of Commerce is required. The regulations, among other things, further purport to require that an overseas special purpose vehicle directly or indirectly controlled by PRC domestic individuals or entities for the purpose of overseas listing to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of certain regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the 2021 Negative List, which came into effect on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company cannot be involved in the company’s operation and management, and their shareholding percentages should be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. At a press conference held on January 18, 2022, the NDRC clarified that the requirement as mentioned above would only apply to PRC domestic company’s direct overseas offerings.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering and listing by a PRC domestic company, either in director or indirect manner, has to be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis. Pursuant to the Overseas Offering and Listing Measures, an offering and listing will be considered as an indirect overseas offering and listing by a PRC domestic company if the issuer meets the following conditions: (i) the absolute value of the PRC domestic companies’ operating income, income before income tax expense, total assets, or net assets exceeds 50% of the absolute value of such income or assets of the issuer’s audited consolidated financial statements; and (ii) the main nexus or main sites of the operating activities are carried out or located in China, or the senior management personnel responsible for business operations and management are mostly PRC citizens or habitually reside in China. According to the Overseas Offering and Listing Measures, the issuer or its affiliated PRC domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer must submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering in the same overseas market(s) within three business days after the completion of such follow-on offering. Failure to comply with the filing requirements may result in fines to the PRC domestic companies and the controlling shareholder, and other responsible persons. The responsible persons may be prohibited from entering the securities market by the CSRC in cases of serious violations and may be held criminally liable. The Overseas Offering and Listing Measures also set forth certain regulatory red lines for overseas offerings and listings by PRC domestic enterprises.

As advised by Commerce & Finance Law Offices, our PRC legal counsel, due to the fact that our ADSs have been listed on the Nasdaq Global Select Market and our ordinary shares have been listed on the Hong Kong Stock Exchange, we are deemed as an “Existing Issuer” pursuant to the Overseas Offering and Listing Measures and the implementation guidance and are not required to complete the filing procedures with the CSRC for our historical securities offering. Nevertheless, in the event that we conduct any securities offerings that will be captured by the Overseas Offering and Listing Measures in the future, we will have to complete the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering on the Nasdaq Global Select Market or the Hong Kong Stock Exchange, or within three business days following the submission of application for overseas offering and listing on any other overseas market(s).

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs as of December 31, 2023.

Notes:

(1)	Indirectly owned through Trip.com International, a Cayman Islands company.

(2)

The 57% owners of Qunar Cayman Islands Limited are several non-U.S. investment entities, namely M Strat Holdings, L.P., Momentum Strategic Holdings, L.P., Ocean Management Limited, and Earthly Paradise Investment Fund L.P., which are consolidated by us under U.S. GAAP.

(3)	Indirectly owned through Ctrip Travel Holding (Hong Kong) Limited and Ctrip.com (Hong Kong) Limited, both of which are Hong Kong companies.

(4)	Indirectly owned through Ctrip Investment (Shanghai) Co., Ltd., a PRC company.

(5)	Indirectly owned through Queen’s Road Travel Information Limited, a Hong Kong company.

(6)	Min Fan and Qi Shi hold 99.5% and 0.5% of the equity interest in Chengdu Ctrip Travel Agency Co., Ltd., respectively.

(7)	Bo Sun and Maohua Sun hold 89.8% and 10.2% of the equity interest in Shanghai Ctrip Commerce Co., Ltd., respectively.

(8)	Hui Cao and Hui Wang hold 60% and 40% of the equity interest in Beijing Qu Na Information Technology Co., Ltd., respectively.

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and globally and consulting and other fees paid to our subsidiaries by the VIEs in China. We conduct a majority of our business through our wholly-owned subsidiaries in China. Due to the current restrictions on foreign ownership of travel agency and value-added telecommunications businesses in China, we have conducted part of our operations in these businesses through a series of contractual arrangements between our PRC subsidiaries and the VIEs. As of December 31, 2023, significant VIEs included Ctrip Commerce (VIE), Shanghai Huacheng (VIE), Chengdu Ctrip (VIE), and Qunar Beijing (VIE). The contractual arrangements that we entered into with the VIEs may be amended and/or restated from time to time. We optimize the functions of various VIEs from time to time to avoid duplicative operations among these VIEs.

As of the date of this annual report, some of our employees and senior consultants are principal record owners of the VIEs. Each of them has signed an irrevocable power of attorney to appoint the primary beneficiary of the applicable VIE or its designated person, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of the VIEs. Each power of attorney will remain effective during the existence of the applicable VIE.

D.	Property, Plants and Equipment

We own over 179,000 square meters of customer service center, principal sales, marketing and development facilities, and administrative offices in Shanghai, China. We also own and occupy another customer service center in Nantong, China with a total floor area of 80,000 square meters.

As of the date of this annual report, we leased offices and data centers with an aggregate gross floor area of over 95,000 square meters.

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

In 2023, we derived approximately 39% of our total revenues from our accommodation reservation, 41% from transportation ticketing, 7% from packaged tour, 5% from corporate travel, and 8% from other products and services.

In 2023, we generated our revenues primarily from China, based on the geographic location of our websites, but we also operate in many foreign jurisdictions, including without limitation Asian and European countries. See Note 21 to our audited consolidated financial statements included elsewhere in this annual report for further information.

Major Factors Affecting Our Results of Operations

Economy and travel industry trends

As a leading travel platform both in China and globally, our business is driven by the demand for travel services in our key markets, especially in China. Demand for travel services primarily depends on the growth of the economy. Economic growth generally stimulates willingness to pay for travel services and their affordability, thus helping increase travel frequency and spending.

We also benefit from certain other key trends in China’s travel industry that affect how and how often users choose to purchase travel services, such as the increasing consumption potential in China’s rising middle class, user preference for diverse travel options, the booming demand for high-quality travel experience, and technology-driven enhancement in the travel industry supply chain.

Our business and results of operations can be adversely affected by disruptions in the travel industry, such as (i) the outbreaks of pandemics, epidemics, or fear of spread of contagious diseases, (ii) geopolitical uncertainty, political unrest, or civil strife, (iii) natural disasters or poor weather conditions, such as hurricanes, earthquakes, or tsunamis, and (iv) any travel restrictions or other security procedures implemented in connection with any major events in key markets. While we have substantially recovered from the impact of the COVID-19 pandemic in 2023, our financial condition, results of operations, and cash flows for 2020, 2021, and 2022 were affected by the downturn in the travel industry and general economy associated with the COVID-19 pandemic. For details, see “—Impact of the COVID-19 Pandemic on Our Operations and Financial Performance.”

The depth and breadth of our travel offerings

Our results of operations depend on the effectiveness of our product and service offerings and our ability to broaden our offerings to appeal to a wider audience and fuel our GMV growth. We offer a comprehensive suite of travel products and services leveraging our network of ecosystem partners. Our relationships with our expanding pool of ecosystem partners enable us to provide a diverse selection of travel offerings from budget to premium products and services, including long-tail and customized products, to satisfy the needs of our user base. In addition, we have been upgrading our open platform that connects us with domestic and international travel partners, search engines, e-commerce platforms, and other ecosystem partners to expand our business opportunities.

Our financial performance is also affected by our product and service mix. Our products and services have different, sometimes contrasting, GMV contribution and take rates. For example, transportation ticketing is a relatively low take rate service, while accommodation reservation is typically a high take rate service. In addition, GMVs, take rates, and terms of travel products and service may vary depending on the specific ecosystem partners providing them. Any material changes in our product and service mix could materially affect our results of operations.

Our ability to strengthen our brand recognition and maintain market position

We operate some of the most recognized travel brands, including Ctrip, Qunar, Trip.com, and Skyscanner. Our ability to strengthen our brand recognition and maintain our market position among online travel agency platforms is critical for us to build and maintain relationships with our users and ecosystem partners. We have solidified our market position over the past two decades. In order to strengthen our brand recognition and maintain our market position, we may need to increase our investments in marketing activities, product and service development, and user and ecosystem partner engagement, which may affect our operating margin.

Our market position and our ability to attract new users and continue to retain and engage our existing users also depends on our ability to continue to provide users with superior experiences. For years, we have been consistently enhancing our technology, our product, service, and content offerings, and our user interfaces to offer a personalized, convenient, enjoyable, and inspirational user experience. We have also been catering to our users’ diverse needs and evolving preferences.

Our ability to enhance operating efficiency

Our results of operations have been, and will continue to be, affected by our ability to improve our operating efficiency, especially through investment in technology. As our business continues to scale up, it is essential to improve operating efficiency to enhance the competitiveness of our platform. For example, our AI capabilities coupled with our in-depth travel insights accumulated throughout our operating history allow us to curate suitable travel products and offer personalized recommendations to individual users, which enables significant cross-selling opportunities on our platform. In addition, we apply various AI technologies to achieve effective and precise marketing with reduced cost. In the future, we will continue to invest in technology to further enhance our operations, which may increase our capital expenditure or operating costs but should improve our operating and cost efficiency and service quality in the long run.

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

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance

Our results of operations were significantly and adversely affected by the COVID-19 pandemic in 2020, 2021, and 2022. The pandemic drove a significant decline in travel demand resulting in reservation cancelations and reduced new orders. In response to the COVID-19 pandemic, we swiftly adopted cost control measures to mitigate a significant slowdown in user demand, and our business showed strong resilience during the pandemic, especially in 2022. We recorded income from operations of RMB88 million in 2022, compared to losses from operations of RMB1.4 billion in 2021. Furthermore, we recorded net income of RMB1.4 billion in 2022, compared to net losses of RMB645 million in 2021.

Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Since the beginning of 2023, the situation has been significantly improved and normalized. As a result, we have witnessed a significant recovery. In 2023, our core online travel agency business (including Qunar) reached a record high, achieving a year-over-year increase in GMV of nearly 130% and a growth of about 30% compared to 2019. Attributable to the significant recovery, our net revenues increased by 122% and our net income increased by 632%, year over year.

Although we have substantially recovered from the adverse impact of the COVID-19 pandemic, there can be no assurance as to whether any other pandemic, epidemic, or fear of spread of contagious disease could disrupt the travel industry and our operations. Any future outbreak of contagious diseases or similar adverse public health developments, extreme unexpected bad weather, or severe natural disasters would affect our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Pandemics, epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.”

Key Components of Our Results of Operations

Revenues

We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
Revenues
Accommodation reservation	41%	37%	39%
Transportation ticketing	34%	41%	41%
Packaged tours	6%	4%	7%
Corporate travel	7%	5%	5%
Others	12%	13%	8%

Total revenues	100%	100%	100%

Under most circumstances, we do not take ownership of the products and services being sold. Instead, we act as an agent in substantially all of our transactions. Our risk of loss due to obligations for canceled hotel and airline ticket reservations is thus relatively remote. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

Since current PRC laws and regulations impose certain restrictions on foreign ownership of travel agency and value-added telecommunications businesses in China, we conduct part of our transportation ticketing and packaged-tour businesses through the VIEs. Historically, we generated a portion of our revenues from fees charged to these entities. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Arrangements with the VIEs” for a description of our relationship with these entities.

Accommodation Reservation. Accommodation reservation revenue constitutes a significant source of our revenues. In 2021, 2022, and 2023, our accommodation reservation revenue was RMB8.1 billion, RMB7.4 billion, and RMB17.3 billion (US$2.4 billion), representing 41%, 37%, and 39% of our total revenues, respectively.

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

Transportation Ticketing. In 2021, 2022, and 2023, our transportation ticketing revenue was RMB6.9 billion, RMB8.3 billion, and RMB18.4 billion (US$2.6 billion), representing 34%, 41%, and 41% of our total revenues, respectively.

We operate our transportation ticketing business primarily through our wholly-owned subsidiaries, the VIEs, and a network of ecosystem partners. Commissions from transportation ticketing rendered are recognized after tickets are issued as this is when our performance obligation is satisfied.

Packaged tours. In 2021, 2022, and 2023, our packaged-tour revenue was RMB1.1 billion, RMB797 million, and RMB3.1 billion (US$442 million), respectively. We bundle the packaged-tour products and services and receive referral fees from ecosystem partners for packaged-tour products and services through our platform. Referral fees are recognized on the departure date of the packaged tours as this is when our performance obligation is satisfied.

Corporate Travel. Our corporate travel revenue primarily includes commissions from transportation ticket booking, accommodation reservation, and packaged-tour services rendered to corporate clients. In 2021, 2022, and 2023, revenue from our corporate travel services was RMB1.3 billion, RMB1.1 billion, and RMB2.3 billion (US$317 million), respectively. We contract with corporate clients based on a service fee model. Travel reservations are made via online and offline services for transportation ticket booking, accommodation reservation, and packaged-tour services. Corporate travel revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.

Other Businesses. Our other businesses primarily consist of online advertising services and financial services. In 2021, 2022, and 2023, revenue from other business was RMB2.5 billion, RMB2.5 billion, and RMB3.5 billion (US$488 million), respectively. Advertising revenue is recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements. The financial service revenue mainly represents the platform service fees from third-party financial institutions that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period.

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

Cost of revenues as a percentage of our net revenues was 23%, 23%, and 18% in 2021, 2022, and 2023, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs in China, high efficiency of our customer service system and efficiency of our enhanced website operations.

Operating Expenses

Operating expenses primarily consist of product development expenses, sales and marketing expenses, and general and administrative expenses, all of which include share-based compensation expense. In 2023, we recorded share-based compensation expense of RMB1.8 billion (US$258 million), compared to RMB1.2 billion in 2022 and RMB1.7 billion in 2021. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include payroll compensation of product development personnel, consulting expenses, and other expenses incurred by us that are directly attributable to developing our travel supplier networks as well as to maintaining, monitoring, and managing our transaction and service platforms. Product development expenses as a percentage of our net revenues were 45%, 42%, and 27% in 2021, 2022, and 2023, respectively.

Sales and marketing expenses primarily include payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Sales and marketing expenses as a percentage of our net revenues were 25%, 21%, and 21% in 2021, 2022, and 2023, respectively.

General and administrative expenses primarily include payroll compensation, benefits and travel expenses for our administrative staff, credit losses, professional service fees, and administrative office expenses. General and administrative expenses as a percentage of our net revenues were 15%, 14%, and 8% in 2021, 2022, and 2023, respectively.

Taxation

Our effective income tax rate was -57%, 26%, and 16% for 2021, 2022, and 2023, respectively.

We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Singapore, Hong Kong, and mainland China:

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains, or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Singapore

Our subsidiaries incorporated in Singapore are subject to Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017, which introduces the two-tiered profits tax rates regime. The bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the entities incorporated in Hong Kong will be taxed at 8.25%, and the remaining profits above HK$2 million will continue to be taxed at 16.5%. However, for two or more connected entities, only one of them may elect the two-tiered profits tax rates regime.

Mainland China

Pursuant to the PRC Enterprise Income Tax Law, companies established in mainland China are generally subject to enterprise income tax at a statutory rate of 25%. The 25% rate applies to most of our subsidiaries and the VIEs established in mainland China. Nine of our PRC subsidiaries and two of the VIEs benefit from a preferential tax rate of 15% by either qualifying as high and new technology enterprises or qualifying under the Catalog of Encouraged Industries in Western Regions under the PRC Enterprise Income Tax Law. Furthermore, certain PRC subsidiaries enjoyed a reduced tax rate as qualified software enterprises in the past few years and such tax benefit expired at the end of the five-year period on December 31, 2023.

Pursuant to the mainland China’s value-added tax reform, from April 1, 2019 to December 31, 2022, general tax payers engaged in certain industries, including the travel and entertainment industry, were allowed to claim an additional 10% or 15% super-credit on their input value-added tax (with the 15% rate applicable from October 1, 2019). This super-credit amount could be deducted from value-added tax payable, and any remaining amount could be transferred to the next filing period for credit. From January 1, 2023 to December 31, 2023, the super-credit continued to apply to input value-added tax but the super-credit rate was reduced to 5% or 10%, respectively. The super-credit is not expected to continue after December 31, 2023.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% may be imposed on dividends that non-PRC resident enterprise holders of our ordinary shares or ADSs receive from us and on gains realized on their sale or other disposition of ordinary shares or ADSs, if such income is considered income derived from within mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.”

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

Revenue Recognition. We recognize revenues in accordance with ASC 606, “Revenue from Contracts with Customers.” Under which, our revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts for merchant business where we undertake substantive inventory risks by pre-purchasing inventories. Revenue from accommodation reservation services, transportation ticketing services, packaged tours, and corporate travel are substantially recognized at a point of time when the performance obligations are satisfied. Revenue from other businesses comprise primarily of online advertising services and financial services, which are recognized ratably over the time or upon relevant performance obligations being fulfilled.

Business Combination. We apply ASC 805 “Business Combination,” which requires that all business combinations not involving entities or business under common control be accounted for under the acquisition method. The cost of an acquisition is measured as the aggregate of fair values at the date of exchange of assets given, liabilities incurred and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of non-controlling interests and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of identifiable net assets of an acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of a subsidiary acquired, the difference is recognized directly in the consolidated statements of (loss)/income and comprehensive (loss)/income.

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

Fair Value of Available-for-sale Debt Investments. We had available-for-sale debt investments as set out in Note 7 to our audited consolidated financial statements included elsewhere in this annual report. We report available-for-sale debt investments at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets.

Management determined the fair value of these Level 3 Investments based on valuation models using various unobservable inputs. Valuation techniques are reviewed by an independent and recognized international business valuer before being implemented for valuation and are calibrated to ensure that outputs reflect market conditions. Valuation models established with the assistance from the valuer make the use of market inputs and rely as little as possible on our own specific data. However, it should be noted that some inputs, such as revenue growth rate and lack of marketability discounts, require management estimates. Management estimates and assumptions are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions changed significantly, it may lead to a material change in the fair value of available-for-sale debt investments. The fair values of the available-for-sale debt investments are set out in Note 7 to the audited consolidated financial statements included elsewhere in this annual report.

In relation to the valuation of the available-for-sale debt investments, we, based on the professional advice received, adopted the following procedures: (i) obtained and reviewed the capability statements and credentials provided by Avista. Based on which, we believe that Avista has significant experience and adequate expertise in valuation services and are therefore qualified to assist us in evaluating the appropriateness of the valuations; (ii) provided the independent valuers with necessary financial and non-financial information as required so as to enable the valuers to perform the pertinent valuation assessment. For the forecast of operation results and cash flow performances, we take a prudently reasonable approach as to determine the significant estimates, including the revenue growth rate, and makes necessary adjustments on periodical basis to reflect the actual development of the underlying business; (iii) keep frequent discussion with valuers and review their valuation work papers and reports. During which, we carefully understand and evaluate the appropriateness and reasonableness of the overall valuation methodologies, computation basis, significant assumptions and estimates therein, including weighted average cost of capital, lack of marketability discounts, expected volatilities and probabilities in equity allocation; and (iv) review the results of the fair value assessments to understand the reasonableness of the changes of the fair values of the investments. Based on the above procedures, we are of the view that the valuation analysis performed by the valuer is fair and reasonable, and the financial statements of our group are properly prepared.

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

We have classified our investments in debt securities, other than the held to maturity debt securities, as available-for-sale securities. Available-for-sale debt securities are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale security exceeds its fair value and if we have the intention to sell the security or it is more likely than not that we will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of (loss)/income. If we do not have the intention to sell the security and it is not more likely than not that we will be required to sell the security before recovery of the amortized cost basis and we determine that the decline in fair value below the amortized cost basis of an available-for-sale security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses in the consolidated statements of (loss)/income. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds our best estimate of the present value of cash flows expected to be collected.

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

Goodwill, Intangible Assets and Long-Lived Assets. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and the VIEs. Goodwill is not amortized but is reviewed at least annually for impairment or earlier. We first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of our company. If determined to be necessary, the quantitative impairment test should be used to identify goodwill impairment. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. For the quantitative assessment of goodwill impairment, we compare the fair value of the unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We perform the annual goodwill impairment test as of December 31, or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of December 31, 2023, we qualitatively assessed various events and circumstances, including macroeconomics conditions, industry and market considerations, our overall financial performance as well as the share price, and concluded by weighing all these factors in their entirety that it was not more likely than not the fair value of our single reporting unit was lower than its carrying value. There was no impairment of goodwill during the years ended December 31, 2021, 2022, and 2023. Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology, business relationship and payment business license as of December 31, 2022 and 2023. We amortize intangible assets on a straight-line basis over their estimated useful lives, which is 3 to 15 years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. We evaluate indefinite-lived intangible assets for impairment on an annual basis as of December 31, or an interim basis if events or other circumstances suggest that related fair value is below carrying value. An assessment is made on each December 31 as well to determine whether events and circumstances continue to support an indefinite useful life. Judgment in estimating the fair value of these intangible assets includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each asset group. Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, we recognize impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value. In 2021, 2022, and 2023, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge.

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

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. In assessing the realizability of deferred tax assets, we generally consider cumulative pre-tax losses for recent years to be a significant negative indicator regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. Our future realization of our deferred tax assets also depends on certain other factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire and the outlook for the economy and our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. Changes in these factors and assumptions could materially affect the valuation allowance on our deferred tax assets. As of December 31, 2021, 2022, and 2023, we recorded deferred tax assets, net of valuation allowances, of RMB1.7 billion, RMB1.3 billion, and RMB2.6 billion (US$363 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2021, 2022, and 2023, a valuation allowance of RMB892 million, RMB1.5 billion, and RMB922 million (US$130 million), respectively, was provided primarily for net operating losses where it is more likely than not that the deferred tax assets resulting from such losses of certain subsidiaries will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized.

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

Significant judgments and assumptions are required to estimate the allowance for expected credit losses on receivables from and prepayments to customers and such assumptions may change in future periods, particularly the assumptions related to the impact of the COVID-19 pandemic on the business prospects and financial condition of customers and our ability to collect the receivable or recover the prepayment. As of December 31, 2021, 2022, and 2023, the allowance for expected credit losses was RMB815 million, RMB770 million, and RMB496 million (US$70 million), respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of net revenues.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Revenues:
Accommodation reservation	8,148	41	7,400	37	17,257	2,431	39
Transportation ticketing	6,905	34	8,253	41	18,443	2,598	41
Packaged tours	1,105	6	797	4	3,140	442	7
Corporate travel	1,347	7	1,079	5	2,254	317	5
Others	2,524	12	2,526	13	3,468	488	8
Total revenues	20,029	100	20,055	100	44,562	6,276	100
Less: Sales tax and surcharges	(6)	(0)	(16)	(0)	(52)	(7)	(0)
Net revenues	20,023	100	20,039	100	44,510	6,269	100
Cost of revenues	(4,598)	(23)	(4,513)	(23)	(8,121)	(1,144)	(18)
Gross profit	15,425	77	15,526	77	36,389	5,125	82
Operating expenses:
Product development(1)	(8,992)	(45)	(8,341)	(42)	(12,120)	(1,707)	(27)
Sales and marketing(1)	(4,922)	(25)	(4,250)	(21)	(9,202)	(1,296)	(21)
General and administrative(1)	(2,922)	(14)	(2,847)	(14)	(3,743)	(527)	(8)
Total operating expenses	(16,836)	(84)	(15,438)	(77)	(25,065)	(3,530)	(56)
(Loss)/Income from operations	(1,411)	(7)	88	0	11,324	1,595	25
Interest income	2,132	11	2,046	10	2,090	294	5
Interest expense	(1,565)	(8)	(1,514)	(8)	(2,067)	(291)	(5)
Other income/(expense)	373	2	2,015	10	(667)	(94)	(1)
(Loss)/income before income tax expense and equity in income/(loss) of affiliates	(471)	(2)	2,635	12	10,680	1,504	24
Income tax expense	(270)	(1)	(682)	(3)	(1,750)	(246)	(4)
Equity in income/(loss) of affiliates	96	0	(586)	(3)	1,072	151	2
Net (loss)/income	(645)	(3)	1,367	6	10,002	1,409	22
Net income/(loss) attributable to non-controlling interests	95	0	36	0	(84)	(12)	(0)
Net (loss)/income attributable to Trip.com Group Limited	(550)	(3)	1,403	6	9,918	1,397	22

Note:

(1)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Product development	(802)	(4)	(567)	(3)	(870)	(123)	(2)
Sales and marketing	(149)	(1)	(115)	(1)	(158)	(22)	(0)
General and administrative	(730)	(4)	(506)	(3)	(806)	(113)	(2)

Any discrepancies in the above table between the amounts or percentages identified as total amounts or percentages and the sum of the amounts or percentages listed therein are due to rounding.

2023 compared to 2022

Revenues

Total revenues increased by 122% to RMB44.6 billion (US$6.3 billion) in 2023 from RMB20.0 billion in 2022, primarily due to the substantial recovery of travel market.

Accommodation Reservation. Accommodation reservation revenue increased by 133% to RMB17.3 billion (US$2.4 billion) in 2023 from RMB7.4 billion in 2022. This was in line with the 170% increase in accommodation reservation GMV (including Qunar), primarily due to the substantial recovery of travel market.

Transportation Ticketing. Transportation ticketing revenue increased by 123% to RMB18.4 billion (US$2.6 billion) in 2023 from RMB8.3 billion in 2022. This was in line with the 120% increase in transportation ticketing GMV (including Qunar), primarily due to the substantial recovery of travel market.

Packaged Tours. Packaged tours revenue increased by 294% to RMB3.1 billion (US$442 million) in 2023 from RMB797 million in 2022, primarily due to the substantial recovery of travel market.

Corporate Travel. Corporate travel revenue increased by 109% to RMB2.3 billion (US$317 million) in 2023 from RMB1.1 billion in 2022, primarily due to the substantial recovery of travel market.

Others. Other revenues increased to RMB3.5 billion (US$488 million) in 2023 from RMB2.5 billion in 2022.

Cost of Revenues

Cost of revenues increased by 80% to RMB8.1 billion (US$1.1 billion) in 2023 from RMB4.5 billion in 2022, which was in line with the increase in our total revenues.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.

Product Development. Product development expenses increased by 45% to RMB12.1 billion (US$1.7 billion) in 2023 from RMB8.3 billion in 2022, primarily due to an increase in product development personnel related expenses.

Sales and Marketing. Sales and marketing expenses increased by 117% to RMB9.2 billion (US$1.3 billion) in 2023 from RMB4.3 billion in 2022, primarily due to an increase in sales and marketing related activities.

General and Administrative. General and administrative expenses increased by 31% to RMB3.7 billion (US$527 million) in 2023 from RMB2.8 billion in 2022, primarily due to an increase in general and administrative personnel related expenses.

Interest Income

Interest income remained stable and amounted to RMB2.1 billion (US$294 million) in 2023, as compared to RMB2.0 billion in 2022.

Interest Expense

Interest expense increased by 37% to RMB2.1 billion (US$291 million) in 2023 from RMB1.5 billion in 2022, primarily due to higher interest rate of long-term debt in 2023.

Other Income/(Expense)

Other expense was RMB667 million (US$94 million) in 2023, compared to other income of RMB2.0 billion in 2022. Other expense in 2023 primarily consisted of RMB1.5 billion (US$212 million) fair value loss of equity securities investments and exchangeable senior notes and RMB115 million (US$16 million) impairments of long-term investments, partially offset by the RMB608 million (US$86 million) government grants and RMB177 million (US$25 million) dividend from long-term investments. Other income in 2022 primarily consisted of the RMB1.3 billion fair value gain of equity securities investments and exchangeable senior notes, RMB1.1 billion gain from the fair value remeasurement upon the discontinuance of the equity method of the investment, and RMB618 million government grants, partially offset by the RMB949 million impairments of long-term investments.

Income Tax Expense

Income tax expense increased to RMB1.8 billion (US$246 million) in 2023 from RMB682 million in 2022. Our effective income tax rate in 2023 was 16%, compared to 26% in 2022. The change in our effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, changes in deferred tax liabilities relating to withholding tax, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income/(expense), and changes in valuation allowance provided for deferred tax assets.

Equity in (Loss)/Income of Affiliates

Equity in income of affiliates in 2023 was RMB1.1 billion (US$151 million), compared to equity in loss of affiliates of RMB586 million in 2022. This was primarily due to the income incurred from our equity method investments in 2023.

2022 compared to 2021

Revenues

Total revenues were RMB20.0 billion in 2022, which remained flat comparing to that for 2021.

Accommodation Reservation. Accommodation reservation revenue decreased by 9% to RMB7.4 billion in 2022 from RMB8.1 billion in 2021. This was in line with the 18% decrease in accommodation reservation GMV (including Qunar), primarily due to the surges of COVID-19 infections in certain regions of China.

Transportation Ticketing. Transportation ticketing revenue increased by 20% to RMB8.3 billion in 2022 from RMB6.9 billion in 2021. Although our transportation GMV (including Qunar) in 2022 was stable comparing to that in 2021, we achieved higher revenue in 2022 primarily driven by our global travel search business.

Packaged Tours. Packaged tours revenue decreased by 28% to RMB797 million in 2022 from RMB1.1 billion in 2021, primarily due to the surges of COVID-19 infections in certain regions of China. Group travels tended to show relatively slow recovery in response to the COVID-19 pandemic.

Corporate Travel. Corporate travel revenue decreased by 20% to RMB1.1 billion in 2022 from RMB1.3 billion in 2021, primarily due to the surges of COVID-19 infections in certain regions of China.

Others. Other revenues remained stable and amounted to RMB2.5 billion in both 2021 and 2022.

Cost of Revenues

Cost of revenues was relatively stable at RMB4.5 billion in 2022, as compared to RMB4.6 billion in 2021.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.

Product Development. Product development expenses decreased by 7% to RMB8.3 billion in 2022 from RMB9.0 billion in 2021, primarily due to a decrease in product development personnel related expenses.

Sales and Marketing. Sales and marketing expenses decreased by 14% to RMB4.3 billion in 2022 from RMB4.9 billion in 2021, primarily due to a decrease in sales and marketing related activities.

General and Administrative. General and administrative expenses decreased by 3% to RMB2.8 billion in 2022 from RMB2.9 billion in 2021, primarily due to a decrease in general and administrative personnel related expenses.

Interest Income

Interest income decreased by 4% to RMB2.0 billion in 2022 from RMB2.1 billion in 2021, primarily due to a decrease in long-term held-to-maturity deposits in 2022.

Interest Expense

Interest expense decreased by 3% to RMB1.5 billion in 2022 from RMB1.6 billion in 2021, primarily due to fluctuation in the principal amount of both short-term and long-term debt in 2022.

Other Income/(Expense)

Other income was RMB2.0 billion in 2022, compared to other income of RMB373 million in 2021. Other income in 2022 primarily consisted of the RMB1.3 billion fair value gain of equity securities investments and exchangeable senior notes, RMB1.1 billion gain from the fair value remeasurement upon the discontinuance of the equity method of the investment, and RMB618 million government grants, partially offset by the RMB949 million impairments of long-term investments. Other income in 2021 primarily consisted of the RMB550 million government grants, partially offset by the RMB170 million fair value loss of equity securities investments and exchangeable senior notes.

Income Tax Expense

Income tax expense increased to RMB682 million in 2022 from RMB270 million in 2021. Our effective income tax rate in 2022 was 26%, as compared to -57% in 2021. The change in our effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes, and changes in valuation allowance provided for deferred tax assets.

Equity in (Loss)/Income of Affiliates

Equity in loss of affiliates was RMB586 million, compared to equity in income of affiliates was RMB96 million in 2021. This was primarily due to the loss incurred from our equity method investments in 2022.

B.  Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	2,475	2,641	22,004	3,098
Net cash (used in)/provided by investing activities	(4,148)	1,136	5,919	835
Net cash provided by/(used in) financing activities	3,919	(6,717)	(2,547)	(360)
Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	(465)	231	120	18
Net increase/(decrease) in cash and cash equivalents, restricted cash	1,781	(2,709)	25,496	3,591
Cash and cash equivalents, restricted cash, beginning of year	19,415	21,196	18,487	2,604
Cash and cash equivalents, restricted cash, end of year	21,196	18,487	43,983	6,195

Net cash provided by operating activities in 2023 was RMB22.0 billion (US$3.1 billion) compared to net cash provided by operating activities of RMB2.6 billion in 2022. The increase was primarily driven by an improvement of RMB8.6 billion in net income, along with changes in non-cash items and cash used to fund working capital. The changes in non-cash items in 2023, as compared to 2022, were primarily due to fair value losses for equity securities investment and exchangeable senior notes, partially offset by equity in income from affiliates and fluctuation of impairments of long-term investments. The changes in working capital in 2023, as compared to 2022, were primarily due to a significant increase in accounts payable and advances from customers, partially offset by an increase in accounts receivable and due from related parties, both resulting from the substantial recovery of travel market.

Net cash provided by operating activities in 2022 was RMB2.6 billion compared to net cash provided by operating activities of RMB2.5 billion in 2021. The increase was primarily driven by an improvement of RMB2.0 billion in net income, partially offset by changes in non-cash items and cash used to fund working capital. The changes in non-cash items in 2022, as compared to 2021, were primarily due to an improvement of fair value changes for equity securities investment and exchangeable senior notes and gain from the fair value remeasurement upon the discontinuance of the equity method of the investments, partially offset by equity in loss from affiliates and impairments of long-term investments. The changes in working capital in 2022, as compared to 2021, were primarily due to a significant increase in prepayments and other current assets, partially offset by an increase in advances from customers, both resulting from the increase in ticketing volume due to the recovery of market demand at the end of 2022.

Net cash provided by investing activities in 2023 amounted to RMB5.9 billion (US$835 million), compared to net cash provided by investing activities of RMB1.1 billion in 2022 and net cash used in investing activities of RMB4.1 billion in 2021. The change in 2023 in comparison to 2022 was primarily due to the increase in net cash flows provided by maturities of held-to-maturity investments and a decrease in cash paid for long-term investments. The change in 2022 in comparison to 2021 was primarily due to the increase in net cash flows provided by short-term investments, partially offset by an increase in cash paid for long-term investments.

Net cash used in financing activities in 2023 amounted to RMB2.5 billion (US$360 million), compared to net cash used in financing activities of RMB6.7 billion in 2022 and net cash provided by financing activities of RMB3.9 billion in 2021. We did not make any dividend payment in 2021, 2022, or 2023. Net cash used in financing activities in 2023 was mainly due to the repayment of long-term and short-term loans and share repurchase which were partially offset by the cash proceeds from long-term bank loans and securitization debt. Net cash used in financing activities in 2022 was mainly due to the repayment of short-term loans, securitization debt and the 1.25% convertible senior notes due 2022, which were partially offset by the cash proceeds from long-term bank loans. Net cash provided by financing activities in 2021 was mainly due to the cash proceeds from our global offering in April 2021 and short-term loans, which were partially offset by the cash redemption with respect to certain convertible notes then outstanding.

Under PRC laws and regulations, our subsidiaries are required to set aside at least 10% of their respective after-tax profits each year, if any, to statutory reserve funds, unless such reserve funds have reached 50% of their respective registered capital. These reserve funds are not distributable as cash dividends and dividends cannot be distributed until any losses from prior fiscal years have been offset. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Corporate Structure — Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us while the VIEs can only make payments to us in accordance with the contractual arrangements, which may restrict our ability to satisfy our liquidity requirements.”

Capital Resources

As of December 31, 2023, our principal sources of liquidity have been cash generated from operating activities, borrowings from third-party lenders, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes and exchangeable senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our ordinary shares, convertible senior notes and exchangeable senior notes to investors and related parties and borrowings from third-party lenders. As of the date of this annual report, we have convertible senior notes outstanding in an aggregate principal amount of US$5 million, exchangeable senior notes outstanding in an aggregate principal amount of US$500 million, and two major facility loans outstanding under which the aggregate outstanding principal balance is US$2.7 billion.

Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. Based on our liquidity assessment, we believe that our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this annual report. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. See also “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We may need additional capital and we may not be able to obtain it.”

Off-balance Sheet Arrangements

In connection with our air ticketing business, we are required by the China Air Transport Association and International Air Transport Association to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2023, the total quota of the air tickets that we were entitled to issue was up to RMB1.1 billion (US$153 million). The total amount of the deposit we paid was RMB147 million (US$21 million).

Based on the guarantee arrangements, the maximum amount of the future payments is approximately RMB943 million (US$133 million), which is the guaranteed amount of the air ticket that we could issue rather than a financial guarantee. We will be liable to pay only when we issue the air tickets to our users and such payable is included in the accounts payable. Therefore, we believe the guarantee arrangements do not constitute any contractual and constructive obligation of us and has not recorded any liability beyond the amount of the tickets that have already been issued.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 primarily included our debt obligations and capital expenditure commitments.

Our debt obligations consist of the principal and interest amounts in connection with our convertible and exchangeable senior notes, term loans and other debts. Payment due within one year from December 31, 2023 for our debt obligations amounted to RMB27.4 billion (US$3.9 billion). Payment due after one year from December 31, 2023 for our debt obligations amounted to RMB20.2 billion (US$2.8 billion).

The following sets forth our major debt obligations as of December 31, 2023 which require payments in subsequent periods. We were in compliance with all of the applicable debt covenants as of December 31, 2023.

•

In June 2015, we issued convertible senior notes in an aggregate principal amount of US$400 million, which may be converted into our ADSs, at each holder’s option, at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2025 based on an initial conversion rate of 9.3555 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. These convertible senior notes bear interest at a rate of 1.99% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016. In July 2020, we completed our put right offer relating to these convertible senior notes at an aggregate purchase price of US$395 million.

•

In July 2020, we issued the US$500 million in aggregate principal amount of 1.50% exchangeable senior notes due 2027, or the 2020 Exchangeable Notes. The 2020 Exchangeable Notes are exchangeable, at the option of the holders and subject to certain conditions, into cash, ADSs of H World, or a combination thereof, at our election subject to certain conditions. The current exchange rate of the 2020 Exchangeable Notes is 25.6215 H World ADSs per US$1,000 principal amount of the notes. The 2020 Exchangeable Notes bear interest at a rate of 1.50% per year, payable semiannually beginning on January 1, 2021. Holders of the 2020 Exchangeable Notes may require us to repurchase all or part of their 2020 Exchangeable Notes for cash on each of July 1, 2023 and July 1, 2025 at a repurchase price equal to 100% of the principal amount of the 2020 Exchangeable Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date, in accordance with the terms and conditions set forth in the indenture, as amended and supplemented, for the 2020 Exchangeable Notes. In addition, we may redeem the 2020 Exchangeable Notes subject to certain conditions.

•

In October 2021, we entered into a facility agreement as a borrower with certain financial institutions for an up to US$1.5 billion transferrable term loan facility. The facility has a 3-year tenor. The proceeds borrowed under this facility may be used for refinancing and other general corporate purposes. As of December 31, 2023, US$1.5 billion was outstanding under this facility.

•

In December 2022, we entered into a facility agreement as a borrower with certain financial institutions for a US$1,488 million and HK$80 million dual tranche term loan facility (equivalent to around US$1.5 billion in aggregate). The facility has a 3-year tenor. The proceeds borrowed under this facility will first be used for refinancing our certain existing transferrable term and revolving loan facilities, and the remaining portion may then be used for general corporate purposes. As of December 31, 2023, US$1,188 million and HK$80 million was outstanding under this facility.

Our capital expenditure commitments primarily consist of contracted future purchases of property, equipment, and software. The unpaid purchase price due within one year after December 31, 2023 was RMB23 million (US$3.2 million) as of December 31, 2023. The unpaid purchase price due after one year from December 31, 2023 was RMB1 million (US$0.1 million).

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023. While the above indicates our material cash requirements as of December 31, 2023, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, canceled or terminated.

Holding Company Structure

Trip.com Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs in China. As a result, our ability to pay dividends mainly depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined based on PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Some of our PRC subsidiaries and VIEs allocate a portion of its after-tax profits after contribution of statutory reserve funds based on PRC accounting standards to a discretionary surplus funds at its discretion. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

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

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

A.  Directors and Senior Management

The names of our current directors and senior management, their ages as of the date of this annual report, and the principal positions with Trip.com Group Limited held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	54	Co-founder; Executive Chairman of the Board
Min Fan	58	Co-founder; Vice Chairman of the Board and President
Jane Jie Sun	55	Chief Executive Officer and Director
Cindy Xiaofan Wang	48	Chief Financial Officer and Executive Vice President
Xing Xiong	50	Chief Operating Officer
Neil Nanpeng Shen(1)(2)	56	Co-founder; Independent Director
Qi Ji(2)	57	Co-founder; Independent Director
Gabriel Li(1)	56	Vice Chairman of the Board, Independent Director
JP Gan(1) (2)	52	Independent Director
Junjie He	39	Director

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

Pursuant to the currently effective articles of association of our company, our board of directors consists of eight directors, including without limitation (i) three directors appointed by our co-founders consisting of Messrs. James Jianzhang Liang, Neil Nanpeng Shen, Qi Ji, and Min Fan, subject to the approval of a majority of our independent directors; and (ii) one director who is the current chief executive officer of our company. Each of our directors will hold office until such director’s successor is elected and duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

James Jianzhang Liang is one of the co-founders and the executive chairman of our company. He has served as a member of our board of directors since our inception and has been the chairman of the board since August 2003. Mr. Liang served as our chief executive officer from 2000 to 2006 and from March 2013 to November 2016. Mr. Liang has served as a director of MakeMyTrip Limited (Nasdaq: MMYT) since January 2016, a director of BTG Hotels Group (SHSE: 600258) since January 2017, and a director of Tongcheng Travel Holdings Limited (formerly known as Tongcheng-Elong Holdings Limited) (SEHK: 0780) since 2016. Mr. Liang formerly served on the boards of Sina Corporation (Nasdaq: SINA, delisted and privatized in March 2021), Tuniu Corporation (Nasdaq: TOUR), eHi Car Services Limited (NYSE: EHIC, delisted and privatized in April 2019), 51job, Inc (Nasdaq: JOBS, delisted and privatized in May 2022), Jiayuan.com International Ltd. (Nasdaq: DATE, delisted and privatized in May 2016), and Homeinns Hotel Group (Nasdaq: HMIN, delisted and privatized in April 2016). Mr. Liang has won many accolades for his contributions to the Chinese travel industry, including Best CEO in the internet category in the 2016 All-Asia Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. Mr. Liang obtained his master’s and bachelor’s degrees from Georgia Institute of Technology in the United States.

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

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception and an independent director since October 2008. Neil Nanpeng Shen founded HongShan (formerly known as Sequoia China) in 2005 and has been serving as the founding managing partner since then. Mr. Shen served as our president from August 2003 to October 2005 and as chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive co-chairman of Homeinns Hotel Group (formerly known as Home Inns & Hotels Management Inc.) (Nasdaq: HMIN, delisted), a leading economy hotel chain in China, which commenced operations in July 2002. Currently, Mr. Shen also serves as a director of a number of public and private companies, including a non-executive director of BTG Hotels Group (SHSE: 600258) since January 2017, and a non-executive director of Meituan (formerly Meituan Dianping) (SEHK: 3690) since October 2015. Mr. Shen was an independent non-executive director of PDD Holdings Inc. (Nasdaq: PDD) from April 2018 to November 2022, a non-executive director of Noah Holdings Limited (NYSE: NOAH; SEHK: 6686) from January 2016 to August 2023, and a non-executive director of Ninebot Limited (SHSE: 689009) from July 2015 to December 2023. Mr. Shen received his master’s degree from Yale University in November 1992 and his bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in July 1988.

Qi Ji is one of the co-founders of our company. He has served as our director since our inception and as an independent director since 2008. He was the chief executive officer and president of our Company from 1999 to 2001. Mr. Ji founded H World Group Limited (Nasdaq: HTHT; SEHK: 1179), served as its director since February 2007. He has also served as the executive chairman of its board since August 2009 and its chief executive officer from November 2019 to September 2021. Prior to his current role, he also served at H World Group Limited as chief executive officer from January 2012 to May 2015 and from 2007 to August 2009. Mr. Ji has over 20 years of experience in the hospitality industry. He co-founded Homeinns Hotel Group (formerly known as Home Inns & Hotels Management Inc.) (Nasdaq: HMIN, delisted), and served as its chief executive officer from 2002 to January 2005. He received his bachelor’s degree in engineering mechanics and master degree in mechanical engineering from Shanghai Jiao Tong University in China in 1989 and February 1992, respectively.

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

JP Gan has served as our director since April 2002, and as an independent director since July 2005. Mr. Gan has been a founding partner of INCE Capital Limited since 2019. From December 2006 to June 2019, Mr. Gan was a managing partner of Qiming Venture Partners. From July 2005 to December 2006, Mr. Gan was the chief financial officer of KongZhong Corporation (Nasdaq: KZ, delisted), a wireless internet company formerly listed on Nasdaq. Mr. Gan has been an independent director of BiliBili Inc. (Nasdaq: BILI, SEHK: 9626) since January 2015. Mr. Gan obtained his master’s degree in business administration from the University of Chicago Graduate School of Business in June 1999 and his bachelor’s degree in business administration from the University of Iowa in May 1994.

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

B.  Compensation

We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$1.8 million in 2023. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employees’ Share Incentive Plans” for options granted to our directors in 2023.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$1.6 million in 2023, excluding compensation paid to Min Fan, James Jianzhang Liang, and Jane Jie Sun, who also serve and receive compensation as our executive directors. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2023 aggregate compensation amount. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employees’ Share Incentive Plans” for options granted to our executive officers in 2023.

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

Employees’ Share Incentive Plans

Our board of directors has made share-based awards under five share incentive plans, namely, the Global Share Incentive Plan, as amended and restated in July 2018 and further amended and restated in December 2019, which we refer to as the Second A&R Global Plan, the 2007 Share Incentive Plan, the 2005 Employees’ Stock Option Plan, the 2003 Employees’ Stock Option Plan, and the 2000 Employees’ Stock Option Plan. The terms of the 2005 Employees’ Stock Option Plan, the 2003 Employees’ Stock Option Plan, and the 2000 Employees’ Stock Option Plan were substantially similar. The purpose of these plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers and directors and to promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

The 2007 Share Incentive Plan, the 2005 Employees’ Stock Option Plan, the 2003 Employees’ Stock Option Plan, and the 2000 Employees’ Stock Option Plan have all expired. Under the Second A&R Global Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to awards was 158,821,811 as of the first business day of 2024, with annual increases on January 1 of each subsequent calendar year by the number of ordinary shares representing 3% of our then total issued and outstanding share capital as of December 31 of the preceding year until the termination of the plan. Under the 2007 Share Incentive Plan, options to purchase 12,741,434 shares were granted and outstanding as of February 29, 2024. Under the Second A&R Global Plan, options to purchase 79,056,522 shares and 523,193 restricted share units were granted and outstanding as of February 29, 2024.

In November 2020, as approved by our compensation committee, we extended the exercise period of certain options that were granted under our 2007 Share Incentive Plan to our directors and executive officers that would originally expire for additional five years from their respective original expiration dates.

Following the one-to-eight share subdivision on March 18, 2021, the number of ordinary shares that each grantee is entitled to according to the previously granted share option and restricted share is increased by eight times, while the weighted average grant date fair value per restricted share and the weighted average exercise price per share option are diluted by eight times.

In June and July 2023, as approved by our compensation committee, we extended the exercise period of certain options that were granted under our 2007 Share Incentive Plan to our directors and executive officers for additional three years from their respective original expiration dates.

The following table summarizes, as of February 29, 2024, the outstanding options granted under our 2007 Share Incentive Plan and the Second A&R Global Plan to the individual executive officers and directors named below. No restricted share units granted under these plans were outstanding as of February 29, 2024. The table gives effect to the modifications described above.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	35,658,666	20.25; 22.46; 30.93; 40.62; 43.84; 26.13; 31.68; 25.92; 31.86; 18.18; 35.55; 0.01; 41.91	From January 9, 2014 to February 21, 2024	From February 9, 2026 to February 21, 2032
Jane Jie Sun	15,981,334	9.82; 20.25; 22.46; 30.93; 40.62; 43.84; 26.13; 31.68; 25.92; 31.86; 18.18; 35.55; 0.01; 41.91	From January 27, 2013 to February 21, 2024	From January 27, 2026 to February 21, 2032
Min Fan	*	9.82; 20.25; 22.46; 30.93; 40.62; 43.84; 0.00125; 31.68; 18.18; 0.01	From January 27, 2013 to February 5, 2024	From January 27, 2026 to February 5, 2032
Cindy Xiaofan Wang	*	0.00125; 26.13; 31.68; 18.18; 0.01	From February 9, 2018 to February 5, 2024	From February 9, 2026 to February 5, 2032
Xing Xiong	*	30.93; 40.62; 43.84; 26.13; 25.92; 31.86; 18.18; 0.01; 37.41	From September 28, 2015 to February 5, 2024	From February 9, 2026 to February 5, 2032
Neil Nanpeng Shen	*	9.82; 22.46; 30.93; 40.62; 43.84; 26.13; 31.68; 31.86; 18.18; 35.55; 37.41	From January 27, 2013 to February 5, 2024	From January 27, 2026 to February 5, 2032
Qi Ji	*	22.46; 40.62; 43.84; 31.68; 31.86; 18.18; 35.55; 37.41	From December 6, 2014 to February 5, 2024	From February 9, 2026 to February 5, 2032
Gabriel Li	*	9.82; 22.46; 40.62; 43.84; 26.13; 31.68; 31.86; 18.18; 35.55; 37.41	From January 27, 2013 to February 5, 2024	From January 27, 2026 to February 5, 2032
JP Gan	*	30.93; 40.62; 43.84; 26.13; 31.68; 31.86; 18.18; 35.55; 37.41	From September 28, 2015 to February 5, 2024	From February 9, 2026 to February 5, 2032

*	Aggregate number of shares represented by all grants of options to the person account for less than 1% of our total outstanding ordinary shares.

The following paragraphs summarize the terms of our 2007 Share Incentive Plan, which was amended and restated effective November 17, 2008.

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the type or types of incentive share awards to be granted and provisions and terms and conditions of each grant and may at their absolute discretion adjust the exercise price of an option grant. The exercise price per share subject to an option may be reduced by the committee or the full board of directors, without shareholder or option holder approval. The types of incentive share awards pursuant to the 2007 Share Incentive Plan include, among other things, an option, a restricted share award, a share appreciation right award and a restricted share unit award.

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

Acceleration of Options upon Corporate Transactions. The outstanding options will terminate and accelerate upon occurrence of a change of control corporate transaction where the successor entity does not assume our outstanding options under the plan. In such event, each outstanding option will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change of control transaction provided that the grantee’s continuous service with us cannot be terminated before that date.

Term of the Options. The term of each option grant should be stated in the stock option agreement, provided that the term would not exceed ten years from the date of the grant, and in the case of incentive share options, five years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the incentive award agreement specifies, the vesting schedules. Currently, three types of vesting schedules were adopted for the incentive awards granted under the 2007 Share Incentive Plan. One of the vesting schedules is that one-third of the incentive awards vest 24 months after a specified vesting commencement date, an additional one-third vest 36 months after the specified vesting commencement date and the remaining one-third vest 48 months after the specified vesting commencement date, subject to other terms under the 2007 Share Incentive Plan and the incentive award agreement. Another type of vesting schedule is that one-fourth of the incentive awards vest every 12 months over a four-year vesting period starting from a specified vesting commencement date, subject to other terms under the 2007 Share Incentive Plan and the incentive award agreement. The last type of vesting schedule is that one-tenth of the incentive awards vest 12 months after a specified vesting commencement date, an additional three-tenth vest 24 months after the specified vesting commencement date, another three-tenth vest 36 months after the specified vesting commencement date and the remaining three-tenth vest 48 months after the specified vesting commencement date, subject to other terms under the 2007 Share Incentive Plan and the incentive award agreement.

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

Term of the Options. The term of each option grant should be stated in the stock option agreement, provided that the term would not exceed ten years from the date of the grant, and in the case of incentive share options, five years from the date of the grant.

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

As of the date of this annual report, our audit committee consists of Messrs. Gan, Li and Shen. All of these directors meet the audit committee independence standard under Rule 10A-3 under the Exchange Act. The independence definition under Rules 5605 of the Nasdaq Rules is met by Messrs. Gan, Li and Shen. In addition, all the members of our audit committee qualify as “audit committee financial experts” as defined in the Nasdaq Rules.

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

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified unless such office is vacated earlier in accordance with the articles of association. A director may only be removed by the shareholders who appointed such director, except in the case of ordinary directors, who may be removed by ordinary resolutions of the shareholders, save that for as long as our company remains listed on the Hong Kong Stock Exchange, the shareholders may by ordinary resolution remove any director. Officers are elected by and serve at the discretion of the board of directors.

Board Diversity

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

Did Not Disclose Demographic Background	3

D.  Employees

As of December 31, 2023, we, our subsidiaries, and the VIEs had 36,249 employees, including 2,757 in management and administration, 13,770 in our customer service centers, 3,553 in sales and marketing, and 16,169 in product development including supplier management personnel and technical support personnel. We, our subsidiaries, and the VIEs had 32,202 employees as of December 31, 2022 and 33,732 employees as of December 31, 2021. Most of our employees are based in Shanghai, Beijing, Nantong, Guangzhou, and Chengdu.

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

We believe that we maintain a good working relationship with our employees, and we did not experience any significant labor disputes or any difficulty in recruiting staff for our operations in 2023.

E.  Share Ownership

As of February 29, 2024, 646,691,754 of our ordinary shares were issued and outstanding (excluding the 36,836,020 ordinary shares that were issued to Bank of New York Mellon, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and for our treasury ADSs, and treasury shares we own). Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024 by each of our directors and executive officers and each person known to us to beneficially own 5% or more of our ordinary shares. Except as otherwise noted, the address of each person listed in the table is c/o Trip.com Group Limited, 30 Raffles Place, #29-01, Singapore 048622.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Directors and Senior Management:
James Jianzhang Liang(3)	33,734,376	5.0%
Min Fan(4)	6,739,530	1.0%
Jane Jie Sun(5)	12,310,868	1.9%
Neil Nanpeng Shen(6)	*	*
Cindy Xiaofan Wang	*	*
Xing Xiong	*	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	*
All directors and officers as a group(7)	58,006,668	8.4%
Principal Shareholders:
Baidu, Inc.(8)	60,782,439	9.4%
Capital World Investors(9)	40,454,846	6.3%

Notes:

*	Less than 1% of our total outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities.

(2)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding as of February 29, 2024, the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after February 29, 2024.

(3)

Includes 7,860,376 ordinary shares (including ordinary shares represented by ADSs) beneficially owned by Mr. Liang and 25,874,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2024 held by Mr. Liang.

(4)

Includes 5,652,859 ordinary shares (including ordinary share represented by ADSs) beneficially owned by Mr. Fan and 1,086,671 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2024 held by Mr. Fan.

(5)

Includes 1,219,868 ordinary shares (including ordinary share represented by ADSs) beneficially owned by Ms. Sun and 11,091,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2024 held by Ms. Sun.

(6)	Mr. Shen’s business address is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.

(7)

Includes 16,618,910 ordinary shares and 41,387,758 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 29, 2024 held by all of our current directors and executive officers, as a group.

(8)

Includes 60,782,439 ordinary shares beneficially owned as of September 11, 2023 by Baidu, Inc. and its wholly-owned subsidiary, Baidu Holdings Limited, based on the information contained in the Schedule 13 D/A filed by Baidu, Inc. and Baidu Holdings Limited on September 14, 2023. The address for Baidu Holdings Limited is c/o Baidu, Inc., No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China, and the address for Baidu, Inc. is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China.

(9)

Includes 40,454,846 ordinary shares beneficially owned as of December 29, 2023 by Capital World Investors, based on the information contained in the Schedule 13G filed by Capital World Investors with the SEC on February 9, 2024. Based on the same Schedule 13G filing, Capital World Investors is a division of Capital Research and Management Company, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited. The address for Capital World Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

To our knowledge, we believe that as of February 29, 2024, 320,107,735 ordinary shares were held by two record shareholders in the United States, including 320,107,727, ordinary shares (including ordinary shares that were issued for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and treasury shares that were repurchased but not retired by our company) held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Enforceability of Civil Liabilities

Our business operations are primarily conducted in China, and most of our assets are located in China. Among our directors and executive officers, Neil Nanpeng Shen, Gabriel Li, and JP Gan habitually reside in Hong Kong while the other directors and executive officers all habitually reside in mainland China, and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

We have also been advised by our Cayman Islands legal counsel that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in any federal or state court in the United States, the courts of the Cayman Islands will recognize and enforce in the courts of the Cayman Islands a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy).

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

Our PRC legal counsel has further advised us that recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

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

A.  Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.  Related Party Transactions

Arrangements with the VIEs

Current PRC laws and regulations impose restrictions on foreign ownership of the travel agency and value-added telecommunications businesses in China. Therefore, we conduct part of our businesses through a series of contractual arrangements between our PRC subsidiaries, the VIEs, and/or their respective shareholders. The VIEs hold the licenses and approvals for operating the travel agency and value-added telecommunications businesses in China. As a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them. Accordingly, for accounting purposes, the contractual arrangements provide Trip.com Group Limited with a “controlling financial interest” in the VIEs as defined in FASB ASC 810, making Trip.com Group Limited the primary beneficiary of these companies, and Trip.com Group Limited thus has consolidated the financial results of operations, assets, and liabilities of these companies in its consolidated financial statements under U.S. GAAP. Moreover, we plan to enter into the same series of agreements with all of the future variable interest entities. As of the date of this annual report, Min Fan, our vice chairman of the board and president, Bo Sun, Maohua Sun, Qi Shi, Hui Cao, and Hui Wang, all being our employees or senior consultants, are the principal record owners of the VIEs. Neither Trip.com Group Limited nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs.

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

We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. The terms of the agreements with the same title between us and the respective VIEs are substantially similar except for the amount of the business loans to the shareholders of each entity and the amount of service fees paid by each entity. We believe that the shareholders of the VIEs will not receive any personal benefits from these agreements except as shareholders of our company. According to our PRC legal counsel, Commerce & Finance Law Offices, these agreements are valid, binding, and enforceable under the current laws and regulations of China as of the date of this annual report. The principal terms of these agreements are described below.

Powers of Attorney. Each of the shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, signed an irrevocable power of attorney to appoint Ctrip Travel Network, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of the applicable VIEs. Each such power of attorney will remain effective as long as the applicable VIE exists, and such shareholders of the applicable VIEs are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from us.

As of the date of this annual report, each of the shareholders of Qunar Beijing (VIE), Hui Cao and Hui Wang, also signed an irrevocable power of attorney authorizing an appointee, to exercise, in a manner approved by Qunar, on such shareholder’s behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing (VIE)’s articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder’s equity interest in Qunar Beijing (VIE). Each such power of attorney is effective until such time as such shareholder ceases to hold any equity interest in Qunar Beijing (VIE). The terms of the power of attorney with respect to Qunar Beijing (VIE) are substantially similar to the terms described in the foregoing paragraph.

Technical Consulting and Services Agreements. Ctrip Travel Network, a wholly-owned PRC subsidiary of ours, provides the VIEs, except for Qunar Beijing (VIE), with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, the VIEs agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2021, 2022, and 2023, the VIEs paid Ctrip Travel Network a quarterly fee based on the number of transportation tickets sold in the quarter, at an average rate of RMB3 (US$0.4) per ticket. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such VIEs have irrevocably appointed a designated person to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of the VIEs in the form of service fees. The services fees paid by all of the VIEs as a percentage of their total net income were 108%, 136%, and 128% for the years ended December 31, 2021, 2022, and 2023, respectively. Ctrip Travel Network will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable VIE.

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

Equity Pledge Agreements. The shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, have pledged their respective equity interests in the applicable VIEs as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such VIEs of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. This agreement is valid and binding on the parties, their heirs, successors and permitted assignees. In the event any of such VIE breaches any of its obligations or any shareholder of such VIEs breaches his or her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The pledge has been established upon registration with the local branch of the SAMR, and will expire two years after the pledgor and the applicable VIEs no longer undertake any obligations under the above-referenced agreements.

As of the date of this annual report, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing (VIE) along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the contractual arrangements mentioned herein. This agreement is valid and binding on the pledgors and each of their successors, and is valid on the pledgee and its successors and assignees. Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge has been established upon registration with the local branch of the SAMR, and will expire when all obligations under the contractual arrangements have been satisfied. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are substantially similar to the terms described in the foregoing paragraph.

Loan Agreements. Under the loan agreements we entered into with the shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, we extended long-term business loans to these shareholders of the VIEs with the sole purpose of providing funds necessary for the capitalization or acquisition of such VIEs. These business loan amounts were injected into the applicable VIEs as capital and cannot be accessed for any personal uses. The initial term of the loan agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension by written notice in advance. The loan agreements will remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such VIEs have no right to unilaterally terminate these agreements or repay the loan in advance. The loan agreements are valid and binding on the parties, their successors and permitted assignees. In the event that the PRC government lifts its restrictions on foreign ownership of the travel agency or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of the VIEs, as described in the following paragraph, and the loan agreements will be canceled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

As of the date of this annual report, pursuant to the loan agreement among Qunar Software, Hui Cao and Hui Wang, the loans extended by Qunar Software to each of Hui Cao and Hui Wang are only repayable by a transfer of such borrower’s equity interest in Qunar Beijing (VIE) to Qunar Software or its designated party, in proportion to the amount of the loan to be repaid. This loan agreement will continue in effect indefinitely until such time when (i) the borrowers receive a repayment notice from Qunar Software and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless Qunar Software sends a notice indicating otherwise within 15 calendar days after it is aware of such event. The loan agreements are valid and binding on the parties, their successors and permitted assignees. The terms of this loan agreement is substantially similar to the terms described in the foregoing paragraphs.

The following table sets forth, as of the date of this annual report, the amount of each business loan, the date each business loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the corresponding significant VIE.

Date of Loan Agreement	Borrower	Significant VIE	Principal		Interest	Maturity Date	Outstanding Balance
			RMB	US$			RMB	US$
			(in millions)				(in millions)
November 30, 2021	Bo Sun	Ctrip Commerce (VIE)	808.2	113.8	None	November 29, 2031	808.2	113.8
April 9, 2019	Maohua Sun	Ctrip Commerce (VIE)	88.7	12.5	None	December 13, 2025	88.7	12.5
December 14, 2015	Maohua Sun	Ctrip Commerce (VIE)	3.1	0.4	None	December 13, 2025	3.1	0.4
March 20, 2017	Min Fan	Chengdu Ctrip (VIE)	477.6	67.3	None	December 13, 2025	477.6	67.3
December 14, 2015	Min Fan	Chengdu Ctrip (VIE)	19.9	2.8	None	December 13, 2025	19.9	2.8
March 20, 2017	Qi Shi	Chengdu Ctrip (VIE)	2.4	0.3	None	December 13, 2025	2.4	0.3
December 14, 2015	Qi Shi	Chengdu Ctrip (VIE)	0.1	0.0	None	December 13, 2025	0.1	0.0
March 23, 2016	Hui Cao	Qunar Beijing (VIE)	6.6	0.9	None	Until repayment notice	6.6	0.9
March 23, 2016	Hui Wang	Qunar Beijing (VIE)	4.4	0.6	None	Until repayment notice	4.4	0.6

Exclusive Option Agreements. As consideration for our entering into the loan agreements described above, each of the shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in the applicable VIEs at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the shareholder of the VIE. Subject to the evaluation requirements or other restrictions imposed by applicable PRC laws and regulations, the purchase price should be equal to the contribution actually made by the shareholder for the equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of such VIEs pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. This agreement is valid and binding on the parties, their heirs, successors and permitted assignees. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the shareholder of applicable VIE.

Hui Cao and Hui Wang also entered into an equity option agreement with Qunar, Qunar Software and Qunar Beijing (VIE). This equity option agreement contains arrangements that are similar to that as described in the foregoing paragraph. This agreement will remain effective with respect to each of Qunar Beijing (VIE)’s shareholders until all of the equity interest has been transferred or Qunar and Qunar Software terminates the agreement unilaterally with 30 days’ prior written notice. This agreement is valid and binding on the parties, their successors and permitted assignees.

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

Share Incentive Grants

Please refer to “Item 6. Directors, Senior Management and Employees — B. Compensation — Employees’ Share Incentive Plans.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Commissions and other service fees to/from Tongcheng Travel

Tongcheng Travel Holdings Limited, or Tongcheng Travel, is an equity method investee of us. Tongcheng Travel uses its platform to promote the hotel rooms provided by us from our travel suppliers and provides marketing and other services to us. We also promote Tongcheng Travel’s hotel rooms on our platform and provide technology services to Tongcheng Travel. Total commissions and other service fees paid by us to Tongcheng Travel amounted to RMB51 million (US$7 million), and total commissions and other service fees paid by Tongcheng Travel to us amounted to RMB253 million (US$36 million) for the year ended December 31, 2023.

Commissions from H World

One of our hotel partners, H World, has a director in common with our company and a director who is a family member of one of our officers. H World has entered into agreements with us to provide hotel rooms for our customers. Total commissions H World paid us amounted to RMB248 million (US$35 million) for the year ended December 31, 2023. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Commissions from BTG

BTG Hotels (Group) Co., Ltd., or BTG, is an equity method investee of us. BTG entered into agreements with us to provide hotel rooms for our customers. Total commissions from BTG amounted to RMB129 million (US$18 million) for the year ended December 31, 2023. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Technology service fees from Shangcheng Consumer Finance

Shangcheng Consumer Finance Corporation Limited, or Shangcheng Consumer Finance, is an equity method investee of us. We provide Shangcheng Consumer Finance access to our platform to provide financial services to our users. Total technology service fees from Shangcheng Consumer Finance amounted to RMB200 million (US$28 million) for the year ended December 31, 2023.

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

In November 2023, our board of directors adopted a regular capital return policy to benefit our shareholders and ADS holders in the form of discretionary annual share repurchases, discretionary annual cash dividend declarations, or a combination thereof, commencing from the year of 2024. Under the policy, our board of directors reserves the discretion relating to the determination of the form, timing, and amount of the capital return measures in any particular year, depending on our financial condition, results of operations, cash flow, capital requirements, and other relevant factors. In February 2024, pursuant to the regular capital return policy, our board of directors approved and authorized us to implement strategic capital return initiatives from time to time for an aggregate value up to US$300 million. As of the date of this annual report, we have not distributed any dividend to our shareholders or ADS holders pursuant to the regular capital return policy, nor do we have any present plan to pay any cash dividends on our ordinary shares.

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to applicable laws. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, potential tax implications, and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars.

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

Voting Rights. Subject to certain exceptions as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and subject to any rights and restrictions for the time being attached to any shares, every shareholder present at a general meeting of our shareholders should have (i) on a show of hands, one vote, and (ii) on a poll, one vote for each share held by such shareholder. Voting at any meeting of shareholders is by show of hands unless before or on the declaration of the result of, the show of hands, a poll is demanded. A poll may be demanded by the chairman of the meeting or any shareholder or shareholders collectively present in person or by proxy and holding at least ten percent in par value of the shares giving a right to attend and vote at the meeting.

A quorum required for a meeting of shareholders is two shareholders provided always that if our company has only one member of record the quorum should be that one shareholder; provided, however, that in no case should such quorum be less than one-third of the issued and outstanding voting shares in the capital of our company. Shareholders’ meetings may be convened by our board of directors on its own initiative, or by the chairman of our board of directors, or upon a request to the directors by shareholders holding in aggregate not less than ten per cent in par value of our share capital for as long as our shares remain listed on The Stock Exchange of Hong Kong Limited. For as long as our shares remain listed on The Stock Exchange of Hong Kong Limited, our company must hold an annual general meeting within six (6) months (or such other period as may be permitted by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or The Stock Exchange of Hong Kong Limited) after the end of our company’s financial year. For as long as our shares remain listed on The Stock Exchange of Hong Kong Limited, annual general meetings must be called by not less than twenty-one (21) days’ notice in writing and any extraordinary general meetings must be called by not less than fourteen (14) days notice in writing. Otherwise, at least seven days’ notice is required for the convening of any of our general meetings of shareholders.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for matters such as a change of name or amending the memorandum and articles of association. Holders of our ordinary shares may by ordinary resolution, among other things, make changes in the amount of our authorized share capital and consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital and cancel any authorized but unissued shares.

Liquidation. Our company may be wound up voluntarily by a special resolution of our company (or, if our company is unable to pay its debts, by an ordinary resolution). If our company is wound up, the liquidator may, with the sanction of a special resolution of our company and any other sanction required by the Companies Act, divide amongst our shareholders in kind the whole or any part of the assets of our company (whether they consist of property of the same kind or not) and may for that purpose value any assets and determine how the division should be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, thinks fit, but so that no shareholder will be compelled to accept any asset upon which there is a liability.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on the terms that such shares are subject to redemption, at our option or at the option of the holders thereof on such terms and in such manner as may be determined, prior to the issue of such shares, by special resolution. Our company may also repurchase any of our shares (including redeemable shares) provided that the manner of such purchase has been authorized by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company will, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Shareholder Rights Plan

On November 23, 2007, our board of directors declared a dividend of one ordinary share purchase right for each of our ordinary shares outstanding at the close of business on December 3, 2007 pursuant to a rights agreement. As long as the share purchase rights are attached to the ordinary shares, we will issue one share purchase right (subject to adjustment) with each new ordinary share so that all such ordinary shares will have attached share purchase rights. When exercisable, each share purchase right will entitle the registered holder, except the acquirer that triggers the exercise of the share purchase rights, to purchase from us one ordinary share at a price of US$700 per ordinary share, subject to adjustment. As a result, the acquirer will be greatly diluted, and other existing shareholders who exercise the share purchase rights will not be diluted, thereby effectively reducing the risk of a potential hostile takeover. On August 7, 2014, we entered into a First Amendment and, subsequently on the same day, a Second Amendment to the Rights Agreement dated as of November 23, 2007 between the Bank of New York Mellon and us. Through these two amendments, we (i) extended the term of our rights agreement for another ten years and the share purchase rights will expire on August 6, 2024, subject to the right of our board of directors to extend the rights agreement for another ten years prior to its expiration; (ii) modified the trigger threshold of the share purchase rights to allow more flexibility. Specifically, shareholders who file or are entitled to file beneficial ownership statement on Schedule 13G pursuant to Rule 13d-1(b)(1) of the Exchange Act, typically institutional investors with no intention to acquire control of the issuer, will be able to beneficially own up to 20% of our total outstanding shares before the share purchase rights are triggered, while all other shareholders must maintain their beneficial ownership at a level below 10% of our total outstanding shares before the share purchase rights are triggered, among other things; and (iii) included Booking Holdings Inc. (formerly known as the Priceline Group Inc.) and its subsidiaries in the definition of “Exempt Person” under the then effective rights agreement as long as their beneficial ownership do not exceed 10% of our total outstanding shares. On May 29, 2015, October 26, 2015, and December 23, 2015, we entered into a Third Amendment, a Fourth Amendment, and a Fifth Amendment to the Rights Agreement with the Bank of New York Mellon, respectively, for the purposes of amending the definition of “Exempt Person.” Accordingly, in so far as Booking Holdings Inc. and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person (excluding the number of our ADSs or the ordinary shares that are beneficially owned by Booking Holdings Inc. and any of its subsidiaries due to any such entity’s ownership or conversion of that certain note issued by us pursuant to a convertible note purchase agreement dated December 9, 2015 between a subsidiary of Booking Holdings Inc. and us) at all times does not exceed fifteen percent (15%) of the ordinary shares then outstanding in the aggregate and in so far as Baidu and any of its subsidiaries are concerned in connection with the determination of Exempt Person, the term “Exempt Person” will be applied only to the extent that the number of ordinary shares beneficially owned by such Exempt Person at all times does not exceed twenty-seven percent (27%) of the ordinary shares then outstanding in the aggregate. On August 30, 2019 and November 13, 2019, we entered into a Sixth Amendment and a Seventh Amendment to the Rights Agreement with the Bank of New York Mellon, respectively, for purposes of amending the definition of “Exempt Person.” Accordingly, in connection with the share exchange transaction with Naspers, Naspers, MIH Internet SEA Private Limited, and their respective subsidiaries have been included in the definition of “Exempt Person” to the extent that the number of ordinary shares beneficially owned by such Exempt Person at all times does not exceed eleven percent (11%) of the ordinary shares then outstanding in the aggregate, and removed Booking Holdings Inc. and its subsidiaries from the definition of “Exempt Person.”

The share purchase rights were not distributed in response to any specific effort to acquire control of our company.

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

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures set out in the Companies Act, subject to certain exceptions. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a class action against, or derivative actions in the name of, our company to challenge:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,

•	act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and

•	an act which requires a resolution with a qualified (or special) majority (i.e., more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association require us to indemnify our officers and directors for losses, damages, or liabilities incurred or sustained in the execution or discharge of his duties, powers, authorities or discretions as such unless such losses, damages, or liabilities arise from dishonesty, willful neglect or default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding not less than ten per cent. in par value of the capital of our company attaching to the issued and outstanding shares of our company entitled to vote at general meetings, for as long as our shares remain listed on The Stock Exchange of Hong Kong Limited, to requisition a shareholder’s meeting, in which case our directors should convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, for as long as we remain listed on The Stock Exchange of Hong Kong Limited, we should in each financial year hold a general meeting as its annual general meeting, to be held within six months (or such other period as may be permitted by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) after the end of our financial year.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, a director may only be removed by the shareholders who appointed such director, except in the case of ordinary directors, who may be removed by ordinary resolutions of the shareholders, save further that for as long as we remain listed on The Stock Exchange of Hong Kong Limited, any director may be removed with or without cause, by an ordinary resolution of our shareholders. A director’s office will be vacated if the director (i) gives notice to us that he resigns the office of director, (ii) if he absents himself (without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office, (iii) if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally, or (iv) if he is found to be or becomes of unsound mind. Subject to the foregoing sentence, each director will hold office until the expiration of his term and until his successor has been elected and qualified in accordance with the memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with the fiduciary duties which they owe to our company under Cayman Islands law, including the duty to ensure that, in their opinion, any such transactions are bona fide in the best interests of our company and are entered into for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

•	is or is likely to become unable to pay its debts; and

•	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) should be proceeded with or commenced against the company, no resolution to wind up the company should be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of holders of 75% of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

C.	Material Contracts

Please refer to “Item 4. Information on the Company” for a summary of the following material contract we have entered into during the two years immediately preceding the date of this annual report: a facility agreement dated December 2, 2022 among our company (as borrower), China Construction Bank Corporation Hong Kong Branch, DBS Bank Ltd., The HongKong and Shanghai Banking Corporation Limited, Standard Chartered Bank (Hong Kong) Limited and Industrial and Commercial Bank Of China Shanghai Cao He Jing Hi-tech Park Sub-branch (as mandated lead arrangers and bookrunners), and other parties thereto.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — PRC Government Regulations — Regulations Relating to Foreign Exchange Supervision” and “Item 4. Information on the Company — B. Business Overview — PRC Government Regulations — Regulations Relating to Dividend Distributions.”

E.	Taxation

The following summary of the material Cayman Islands, PRC, and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and the interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local, and other tax laws not addressed herein.

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaty with any country that is applicable to any payments made to or by us.

We have obtained an undertaking from the Financial Secretary of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Act of the Cayman Islands, for a period of 20 years from December 12, 2019, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of the shares, debentures or other obligations of our company or (ii) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, published positions of the Internal Revenue Service, or the IRS, court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Distributions

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in a U.S. Holder’s gross income as dividend income on the day actually or constructively received by such holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended.

Individuals and other non-corporate recipients will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S.-PRC income tax treaty, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. If we are deemed to be a PRC resident enterprise, we may, however, be eligible for the benefits of the U.S.-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

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

Sale or Other Taxable Dispositions

Subject to discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law and gain from the disposition of the ADSs or ordinary shares is subject to tax in China, such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes under the U.S.-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

Assuming we are the owner of the VIEs for U.S. federal income tax purposes, based on our income and assets, and the value of our ADSs, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2023, and we do not expect to be a PFIC for the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, in other words, regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election would be available to U.S. Holders of ADSs (but not our ordinary shares) if we are or become a PFIC.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk. Our exposure to interest rate risk primarily relates to interest income generated by bank deposit and short-term investment, as well as interest expenses associated with floating rate based bank borrowings and syndicated loans. For information about these notes and bank borrowings, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources.” We have used interest swap contracts to hedge our exposure to interest rate risk. Based on our cash balance as of December 31, 2023, a one basis point decrease in interest rates would result in an RMB7 million (US$1 million) decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. We have not used derivative financial instruments to reduce the risk for the fixed rate based bank borrowings. We have not been exposed to nor do we anticipate being exposed to material risks due to changes in interest rates for the fixed rate based bank borrowings.

Foreign Exchange Risk. The majority of our revenues are denominated in Renminbi. While a portion of our financial assets, financial liabilities and dividend payments are denominated in U.S. dollars, we may use foreign exchange spot, forwards, or other contracts to hedge our exposure to foreign currency risk where we deem necessary. The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in global economic conditions and foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Future movements in exchange rates between U.S. dollars and Renminbi may adversely affect the value of our ordinary shares or ADSs.”

Investment Risk. As of December 31, 2023, our equity method investments totaled US$3.0 billion. We periodically review our investments for impairment. Unrealized gains on transactions between the affiliated entity and us are eliminated to the extent of our interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We are unable to control these factors and an impairment charge recognized by us will impact our operating results and financial position. As of December 31, 2023, our remaining investments were mainly equity security investments measured at fair market value and time deposits and financial products in commercial banks, and the impairment risks associated with these investments are not considered significant and particularly sensitive to management judgments.

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

Fees and Payments from the Depositary to Us

We expect to receive from the depositary a reimbursement of approximately US$8.0 million, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2023. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.

Dealings and Settlement of Shares in Hong Kong

Our ordinary shares now trade on the Hong Kong Stock Exchange in board lots of 50 ordinary shares. Dealings in our ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;

•	the Securities and Futures Commission of Hong Kong transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	Accounting and Financial Reporting Council of Hong Kong transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

•	brokerage commission, which is freely negotiable with the broker; and

•

the Hong Kong Share Registrar will charge HK$2.50 for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

Exchanges Between Shares Trading in Hong Kong and ADSs

In connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we have established a branch register of members in Hong Kong, which we refer to as the Hong Kong Share Register, which is maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, which we refer to as the Cayman share register, continues to be maintained by our principal share registrar, Maples Fund Services (Cayman) Limited.

All ordinary shares offered in our global offering in April 2021 are registered on the Hong Kong Share Register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of ordinary shares registered on the Hong Kong Share Register are able to exchange these shares into ADSs, and vice versa.

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

Depositing ordinary shares trading in Hong Kong for delivery of ADSs

An investor who holds ordinary shares registered in Hong Kong and who intends to exchange them for ADSs to trade on Nasdaq must deposit or have his or her broker deposit the ordinary shares with the depositary’s Hong Kong custodian, The Hong Kong and Shanghai Banking Corporation Limited, Hong Kong, in exchange for ADSs.

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

All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of ordinary shares into the ADS program will be borne by the investor requesting the transfer or deposit. In particular, holders of ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge HK$2.50 for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, the ADS facility.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, Jane Jie Sun, and our chief financial officer, Cindy Xiaofan Wang, has performed an assessment of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that assessment, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2023.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in their report that appears on page F-2 of this annual report.

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

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees, and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, financial controller, vice presidents and any other persons who perform similar functions for us, as amended and restated from time to time. We have filed our currently effective code of business conduct and ethics as an exhibit to our annual report on Form 20-F, and posted the code on our investor relations website at investors.trip.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal accountant, for the periods indicated.

	For the Year Ended December 31,
	2022	2023
	RMB	RMB	US$
Audit Fees(1)	22,093,615	23,737,984	3,343,425
Audit Related Fees(2)	—	1,090,000	153,523
Tax Fees(3)	949,875	1,502,151	211,574

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

We had adopted several share repurchase plans which were completed prior to January 1, 2023 except one share repurchase plan adopted on March 31, 2014 by our board of directors and publicly announced on April 3, 2014, which we refer to as the 2014 Repurchase Plan. Pursuant to the 2014 Repurchase Plan, we were authorized to purchase our own ADSs with an aggregate value of up to US$600 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. Under the 2014 Repurchase Plan, we were authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions, in the their judgment, warrant, in accordance with all applicable requirements of Rule 10b-18 under the Exchange Act and on the terms set out in the resolutions of our board of directors approving such share repurchase. In 2023, we continued to utilize the authorized repurchase quota under the 2014 Repurchase Plan.

In November 2023, our board of directors adopted a regular capital return policy to benefit our shareholders and ADS holders in the form of discretionary annual share repurchases, discretionary annual cash dividend declarations, or a combination thereof, commencing from the year of 2024. Under the policy, our board of directors reserves the discretion relating to the determination of the form, timing, and amount of the capital return measures in any particular year, depending on our financial condition, results of operations, cash flow, capital requirements, and other relevant factors. In February 2024, pursuant to the regular capital return policy, our board of directors approved and authorized us to implement strategic capital return initiatives, which include share repurchases, from time to time for an aggregate value up to US$300 million.

The following table summarizes our repurchases of our equity securities in 2023, which includes repurchases under the 2014 Repurchase Plan.

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of 2014 Repurchase Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the 2014 Repurchase Plan(2)
January 1 to January 31, 2023	—		N/A	—	US$	505,310,115
February 1 to February 28, 2023	—		N/A	—	US$	505,310,115
March 1 to March 31, 2023	—		N/A	—	US$	505,310,115
April 1 to April 30, 2023	—		N/A	—	US$	505,310,115
May 1 to May 31, 2023	—		N/A	—	US$	505,310,115
June 1 to June 30, 2023	—		N/A	—	US$	505,310,115
July 1 to July 31, 2023	—		N/A	—	US$	505,310,115
August 1 to August 31, 2023	—		N/A	—	US$	505,310,115
September 1 to September 30, 2023	218,349	US$	34.93	218,349	US$	497,684,123
October 1 to October 31, 2023	3,017,511	US$	32.77	3,017,511	US$	398,799,832
November 1 to November 30, 2023	405,908	US$	32.90	405,908	US$	385,444,363
December 1 to December 31, 2023	3,123,952	US$	33.18	3,123,952	US$	281,779,374

Total	6,765,720	US$	33.04	6,765,720	US$	281,779,374

Notes:

(1)	Each ADS represents one ordinary share.

(2)	The approximate dollar value presented in this column does not include the US$300 million quota approved by our board of directors in February 2024 pursuant to our regular capital return policy.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying, and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cybersecurity threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis, and rapid response. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faced, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network and the connections with any third-party service providers, ongoing evaluation of our security measures implemented towards internal and external resources, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our cybersecurity department is actively engaged in continuous monitoring of our applications, platforms, and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

We also engaged third parties in connection with the processes for assessing, identifying, and managing material risks from cybersecurity threats. For example, we engaged third parties for penetration test services, on-site security maintenance service, and cloud-based security services.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition.

Governance

Our board of directors is responsible for overseeing our company’s cybersecurity risk management and be informed on risks from cybersecurity threats. Our board of directors will review, approve, and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) relating to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our company.

On the management level, we have established an information security committee comprised of senior principals of our information security department, technology department, and legal department, who collectively have diverse and extensive experience in their respective fields. The information security committee monitors potential cybersecurity risks, develops risk prevention and mitigation measures, ensures the duly implementation of all risk prevention and mitigation measures across our company, and introduces new technologies and innovative solutions for defending our company against cybersecurity threats. The information security committee reports to our executive officers and holds as many meetings with our chief executive officer and our chief financial officer as it deems appropriate.

We also have a cybersecurity disclosure committee established pursuant to the internal controls and procedures in connection with cybersecurity. The cybersecurity disclosure committee is comprised of a senior principal in charge of cybersecurity matters and other senior principals who are in charge of our disclosure controls and procedures. Our cybersecurity disclosure committee reports to our chief executive officer, chief financial officer, and board of directors from time to time regarding its assessment, identification, and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our cybersecurity disclosure committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity incident, our cybersecurity disclosure committee will promptly report the investigation and assessment results to our board of directors and our board of directors will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our cybersecurity disclosure committee will promptly prepare disclosure material for review and approval by our board of directors before it is disseminated to the public.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Trip.com Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on June 30, 2023 (incorporated by reference to Exhibit 3.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on June 30, 2023)
2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Form 424b3 (File No. 333-233932) filed with the Securities and Exchange Commission on March 18, 2021)
2.2	Specimen Stock Certificate of the Registrant (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
2.3	Rights Agreement dated as of November 23, 2007 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2007)
2.4	First Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)
2.5	Second Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)
2.6	Third Amendment to the Rights Agreement dated as of May 29, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on June 4, 2015)
2.7	Fourth Amendment to the Rights Agreement dated as of October 26, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on October 27, 2015)
2.8	Fifth Amendment to the Rights Agreement dated as of December 23, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on December 23, 2015)
2.9	Sixth Amendment to the Rights Agreement dated as of August 30, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)
2.10	Seventh Amendment to the Rights Agreement dated as of November 13, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)

Exhibit Number	Document
2.11	Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among the Registrant, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)
2.12*	Description of Securities
4.1	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 27, 2023)
4.3	Translation of Executed Form of Technical Consulting and Services Agreement between a wholly-owned subsidiary of the Registrant and a VIE, as currently in effect, and a schedule of all executed technical consulting and services agreements adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.4	Translation of Executed Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and shareholders of a VIE, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.5	Translation of Executed Form of Exclusive Call Option Agreement among a wholly-owned subsidiary of the Registrant, a VIE and a shareholder of the VIE, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.6	Translation of Executed Form of Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and a shareholder of a VIE, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.7	Translation of Executed Form of Power of Attorney by a shareholder of a VIE, as currently in effect, and a schedule of all executed power of attorney adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.8	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.9	Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on May 11, 2004)
4.10	Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)
4.11	2007 Share Incentive Plan of the Registrant, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)

Exhibit Number	Document
4.12	Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)
4.13	Standstill Agreement dated as of October 26, 2015 between Baidu, Inc. and the Registrant (incorporated by reference to Exhibit 3 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)
4.14	Registration Rights Agreement dated as of October 26, 2015 between Baidu Holdings Limited and the Registrant (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)
4.15	Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards dated December 9, 2015 between the Registrant and Qunar Cayman Islands Limited (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.16	Restated Exclusive Technical Consulting and Services Agreement dated March 23, 2016 between Beijing Qu Na Information Technology Co., Ltd. and Beijing Qunar Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.17	Loan Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.18	Equity Option Agreement dated March 23, 2016 among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Co., Ltd., Hui Cao, Hui Wang and Beijing Qu Na Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.19	Equity Interest Pledge Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.20	Power of Attorney by Hui Cao and Hui Wang dated March 23, 2016 (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.21	Registration Rights Agreement dated August 30, 2019 between the Registrant and MIH Internet SEA Private Limited (incorporated by reference to Exhibit 99.2 to Schedule 13D (File No. 005-79455) filed by MIH Internet SEA Private Limited and Naspers Limited with the Securities and Exchange Commission on September 5, 2019)
4.22	Cooperation Agreement dated August 30, 2019 among the Registrant, MIH Internet SEA Private Limited and Myriad International Holdings B.V. (incorporated by reference to Exhibit 99.3 to Schedule 13D (File No. 005-79455) filed by MIH Internet SEA Private Limited and Naspers Limited with the Securities and Exchange Commission on September 5, 2019)
4.23	Second Amended and Restated Global Share Incentive Plan (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.24	Indenture dated July 20, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027 (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 15, 2021)
4.25	Supplemental Indenture dated December 15, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027 (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 15, 2021)

Exhibit Number	Document
4.26	Facility Agreement dated October 18, 2021 among the Registrant (as borrower), Bank of China Limited and The HongKong and Shanghai Banking Corporation Limited (as mandated lead arrangers and bookrunners), and other parties thereto (incorporated by reference to Exhibit 4.32 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.27	Facility Agreement dated December 2, 2022 among the Registrant (as borrower), China Construction Bank Corporation Hong Kong Branch, DBS Bank Ltd., The HongKong and Shanghai Banking Corporation Limited, Standard Chartered Bank (Hong Kong) Limited and Industrial and Commercial Bank Of China Shanghai Cao He Jing Hi-tech Park Sub-branch (as mandated lead arrangers and bookrunners), and other parties thereto (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 27, 2023)
8.1*	List of Significant Consolidated Entities of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant, as amended and restated as of July 23, 2023
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRIP.COM GROUP LIMITED

By:	/s/ Jane Jie Sun
	Name:	Jane Jie Sun
	Title:	Chief Executive Officer and Director

Date: April 29, 2024

TRIP.COM GROUP LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Trip.com Group Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Trip.com Group Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of (loss)/income and comprehensive (loss)/income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control - Integrated Framework
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
Valuation of investments classified under Level 3 in the fair value hierarchy
As described in Note 8 to the consolidated financial statements, the Company had investments of RMB 2,095 million classified under Level 3 in the fair value hierarchy (the “Level 3 Investments”) as of December 31, 2023. The fair values of the Level 3 Investments were determined by management based on valuation models utilizing various unobservable inputs which required significant judgment by management with respect to the selection of valuation models and the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility, and probability in equity allocation.
The principal considerations for our determination that performing procedures relating to the valuation of the Level 3 Investments is a critical audit matter are (i) the significant judgment by management with respect to the assumptions and estimates used in the determination of the fair values of the Level 3 Investments; (ii) a high degree of auditor judgment, subjectivity, and effort in designing and performing procedures and evaluating audit evidence related to (a) the appropriateness of the management’s valuation models and (b) the reasonableness of management’s estimates and assumptions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the Level 3 Investments, including controls over the valuation models, significant assumptions and estimates related to the fair value measurements, and underlying data. These procedures also included, among others (i) testing the completeness, accuracy and relevance of underlying data provided by management; (ii) evaluating the significant assumptions and estimates used by management for the revenue growth rate, which involved considering the past performance of the investees’ businesses, benchmarking of peer companies as well as economic and industry forecasts; and (iii) involving professionals with specialized skill and knowledge to assist in evaluating (a) the appropriateness of the management’s valuation models and (b) the reasonableness of management’s assumptions for the weighted average cost of capital, lack of marketability discounts, expected volatility, and probability in equity allocation.

/s/
PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 29, 202 4
We have served as the Company’s auditor since 2003.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF (LOSS)/INCOME AND COMPREHENSIVE (LOSS)/INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In millions, except for share and per share data)

	2021	2022	2023	2023
	RMB	RMB	RMB	US$ (Note 2)
Revenues:
Accommodation reservation	8,148	7,400	17,257	2,431
Transportation ticketing	6,905	8,253	18,443	2,598
Packaged tours	1,105	797	3,140	442
Corporate travel	1,347	1,079	2,254	317
Others	2,524	2,526	3,468	488

Total revenues	20,029	20,055	44,562	6,276
Less: Sales tax and surcharges	(6)	(16)	(52)	(7)

Net revenues	20,023	20,039	44,510	6,269
Cost of revenues	(4,598)	(4,513)	(8,121)	(1,144)

Gross profit	15,425	15,526	36,389	5,125

Operating expenses:
Product development	(8,992)	(8,341)	(12,120)	(1,707)
Sales and marketing	(4,922)	(4,250)	(9,202)	(1,296)
General and administrative	(2,922)	(2,847)	(3,743)	(527)

Total operating expenses	(16,836)	(15,438)	(25,065)	(3,530)

(Loss)/income from operations	(1,411)	88	11,324	1,595
Interest income	2,132	2,046	2,090	294
Interest expense	(1,565)	(1,514)	(2,067)	(291)
Other income/(expense)	373	2,015	(667)	(94)

(Loss)/income before income tax expense and equity in income/(loss) of affiliates	(471)	2,635	10,680	1,504
Income tax expense	(270)	(682)	(1,750)	(246)
Equity in income/(loss) of affiliates	96	(586)	1,072	151

Net (loss)/income	(645)	1,367	10,002	1,409
Net loss/(income) attributable to non-controlling interests	95	36	(84)	(12)
Net (loss)/income attributable to Trip.com Group Limited	(550)	1,403	9,918	1,397

Net (loss)/income	(645)	1,367	10,002	1,409
Other comprehensive income/(loss):
Foreign currency translation	2	78	77	11
Unrealized securities holding gains/(losses), net of tax	2	(1,126)	(817)	(115)
Less: Reclassification adjustment for losses included in net (loss)/income, net of tax (Note 7)	—	884	108	15

Total comprehensive (loss)/income	(641)	1,203	9,370	1,320
Comprehensive loss/(income) attributable to non-controlling interests	95	43	(84)	(12)

Comprehensive (loss)/income attributable to Trip.com Group Limited	(546)	1,246	9,286	1,308

(Losses)/earnings per ordinary share
— Basic	(0.87)	2.17	15.19	2.14
— Diluted	(0.87)	2.14	14.78	2.08
(Losses)/earnings per ADS
— Basic	(0.87)	2.17	15.19	2.14
— Diluted	(0.87)	2.14	14.78	2.08
Weighted average ordinary shares outstanding
— Basic shares	634,109,233	648,380,590	652,859,211	652,859,211
— Diluted shares	634,109,233	657,092,826	671,062,240	671,062,240
Share-based compensation included in Operating expenses above is as follows:
Product development	802	567	870	123
Sales and marketing	149	115	158	22
General and administrative	730	506	806	113
The accompanying notes are an integral part of these consolidated financial statements.

F-
4

TRIP.COM GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2023
(In millions, except for share and per share data)

	2022	2023	2023
	RMB	RMB	US$ (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	17,000	41,592	5,858
Restricted cash	1,487	2,391	337
Short-term investments	25,545	17,748	2,500
Accounts receivable, net (Allowance for credit losses of RMB292 million and RMB206 million as of December 31, 2022 and 2023, respectively)	5,486	11,410	1,607
Due from related partie s (Allowance for credit losses of RMB213 million and RMB47 million as of December 31, 2022 and 2023, respectively)	1,748	2,842	399
Prepayments and other current assets (Allowance for credit losses of RMB265 million and RMB243 million as of December 31, 2022 and 2023, respectively)	10,169	12,749	1,797

Total current assets	61,435	88,732	12,498
Long-term prepayments and other assets	545	663	93
Long-term receivables due from related parties	25	25	4
Land use rights	83	80	11
Property, equipment and software	5,204	5,142	724
Investments	50,177	49,342	6,950
Goodwill	59,337	59,372	8,362
Intangible assets	12,742	12,564	1,770
Right-of-use assets	819	641	90
Deferred tax assets	1,324	2,576	363
Total assets	191,691	219,137	30,865

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	32,674	25,857	3,642
Accounts payable	7,569	16,459	2,318
Due to related parties	156	303	43
Salary and welfare payable	3,918	5,348	753
Taxes payable	835	2,038	287
Advances from customers	8,278	13,380	1,885
Accrued liability for rewards program	396	1,044	146
Other payables and accruals	7,413	7,982	1,125

Total current liabilities	61,239	72,411	10,199
Deferred tax liabilities	3,487	3,825	539
Long-term debt	13,177	19,099	2,690
Long-term lease liability	534	477	67
Other long-term liabilities	235	319	45

Total liabilities	78,672	96,131	13,540

Commitments and contingencies (Note 20)
SHAREHOLDERS’ EQUITY
Share capital (US$0.00125 par value; 1,400,000,000 shares authorized, issued shares as of December 31, 2022 and 2023: 669,499,798 and 674,287,738; outstanding shares as of December 31, 2022 and 2023: 646,066,830 and 644,089,050)	6	6	1
Additional paid-in capital	95,196	97,428	13,722
Statutory reserves	825	2,072	292
Accumulated other comprehensive loss	(1,768)	(2,400)	(338)
Retained earnings	20,135	28,806	4,057
Less: Treasury stock	(2,111)	(3,728)	(525)

Total Trip.com Group Limited shareholders’ equity	112,283	122,184	17,209
Non-controlling interests	736	822	116

Total shareholders’ equity	113,019	123,006	17,325

Total liabilities and shareholders’ equity	191,691	219,137	30,865

The accompanying notes are an integral part of these consolidated financial statements.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding (Note i)	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Number of Treasury Stock (Note i)	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2020	599,627,136	6	83,960	637	(1,608)	19,470	(23,432,968)	(2,111)	100,354	1,213	101,567

Issuance of ordinary shares for the exercise of stock options	5,321,521	0	307	—	—	—	—	—	307	—	307
Issuance of ordinary shares, net of issuance costs (Note 18)	36,380,900	0	7,984	—	—	—	—	—	7,984	—	7,984
Share-based compensation	—	—	1,681	—	—	—	—	—	1,681	—	1,681
Appropriations to statutory reserves	—	—	—	97	—	(97)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	2	—	—	—	2	—	2
Unrealized securities holding gains	—	—	—	—	2	—	—	—	2	—	2
Net loss	—	—	—	—	—	(550)	—	—	(550)	(95)	(645)
Business combinations	—	—	—	—	—	—	—	—	—	0	0
Establishment of subsidiaries	—	—	—	—	—	—	—	—	—	0	0
Acquisition of additional equity interests of subsidiaries	—	—	(103)	—	—	—	—	—	(103)	(339)	(442)

Balance as of December 31, 2021	641,329,557	6	93,829	734	(1,604)	18,823	(23,432,968)	(2,111)	109,677	779	110,456

Note i: The number of shares outstanding and treasury stock have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021 as detailed in Note 2.
The accompanying notes are an integral part of these consolidated financial statements.

F-
6

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2021	641,329,557	6	93,829	734	(1,604)	18,823	(23,432,968)	(2,111)	109,677	779	110,456

Issuance of ordinary shares for the exercise of stock options	4,737,273	0	179	—	—	—	—	—	179	—	179
Share-based compensation	—	—	1,188	—	—	—	—	—	1,188	—	1,188
Appropriations to statutory reserves	—	—	—	91	—	(91)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	78	—	—	—	78	—	78
Unrealized securities holding losses	—	—	—	—	(1,126)	—	—	—	(1,126)	—	(1,126)
Less: Amounts reclassified from accumulated other comprehensive loss to net income/(loss) (Note 7)	—	—	—	—	884	—	—	—	884	—	884
Net income/(loss)	—	—	—	—	—	1,403	—	—	1,403	(36)	1,367
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	(4)	(4)
Acquisition of additional equity interests of subsidiaries	—	—	—	—	—	—	—	—	—	(3)	(3)
Balance as of December 31, 2022	646,066,830	6	95,196	825	(1,768)	20,135	(23,432,968)	(2,111)	112,283	736	113,019

The accompanying notes are an integral part of these consolidated financial statements.
F-
7

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2022	646,066,830	6	95,196	825	(1,768)	20,135	(23,432,968)	(2,111)	112,283	736	113,019

Issuance of ordinary shares for the exercise of stock options	4,787,940	0	399	—	—	—	—	—	399	—	399
Share-based compensation	—	—	1,834	—	—	—	—	—	1,834	—	1,834
Appropriations to statutory reserves	—	—	—	1,247	—	(1,247)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	77	—	—	—	77	—	77
Unrealized securities holding losses	—	—	—	—	(817)	—	—	—	(817)	—	(817)
Less: Amounts reclassified from accumulated other comprehensive loss to net income (Note 7)	—	—	—	—	108	—	—	—	108	—	108
Net income	—	—	—	—	—	9,918	—	—	9,918	84	10,002
Repurchasing of ordinary shares	(6,765,720)	—	—	—	—	—	(6,765,720)	(1,617)	(1,617)	—	(1,617)
Business combination	—	—	—	—	—	—	—	—	—	1	1
Acquisition of additional equity interests of subsidiaries	—	—	(1)	—	—	—	—	—	(1)	1	0

Balance as of December 31, 2023	644,089,050	6	97,428	2,072	(2,400)	28,806	(30,198,688)	(3,728)	122,184	822	123,006

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In millions)

	2021	2022	2023	2023
	RMB	RMB	RMB	US$ (Note 2)

Cash flows from operating activities:
Net (loss)/income	(645)	1,367	10,002	1,409
Adjustments to reconcile net (loss)/income to cash provided by operating activities:
Share-based compensation	1,681	1,188	1,834	258
Equity in (income)/loss of affiliates	(96)	586	(1,072)	(151)
Loss from disposal of property, equipment and software	97	24	25	4
Gain from disposal of long-term investment	(63)	(23)	(11)	(1)
Gain from disposal of subsidiaries	(4)	—	—	—
Impairments of long-term investments	96	949	115	16
Gain from settlement of contingency consideration related to a business combination	(30)	—	—	—
Gain on loan forgiveness	(68)	—	—	—
Changes in fair value for equity securities investment and exchangeable senior notes	170	(1,338)	1,507	212
Gain from the fair value remeasurement upon the discontinuance of the equity method of the investments	—	(1,135)	—	—
Gain from foreign currency forwards	(57)	(59)	(22)	(3)
Allowance for credit losses	141	296	79	11
Depreciation of property, equipment and software	723	632	627	88
Amortization of intangible assets and land use rights	298	243	190	27
Amortization of right of use assets	392	416	235	33
Deferred income tax (benefits)/expenses	(337)	295	(761)	(107)
Changes in current assets and liabilities, net of effects of business acquisitions and disposals:
Increase in accounts receivable	(468)	(701)	(6,026)	(849)
Decrease/(increase) in due from related parties	149	(240)	(936)	(132)
Increase in prepayments and other current assets	(560)	(1,659)	(2,101)	(296)
Decrease/(increase) in long-term receivables	38	7	(84)	(12)
Increase in accounts payable	1,513	1,309	8,977	1,264
(Decrease)/increase in due to related parties	(97)	18	147	21
Increase in salary and welfare payable	361	24	1,432	202
(Decrease)/increase in taxes payable	(149)	(228)	1,203	169
(Decrease)/increase in advances from customers	(69)	708	5,129	722
(Decrease)/increase in accrued liability for rewards program	(78)	(4)	648	91
(Decrease)/increase in other payables and accruals	(463)	(34)	867	122

Net cash provided by operating activities	2,475	2,641	22,004	3,098

Cash flows from investing activities:
Purchase of property, equipment and software	(570)	(497)	(606)	(85)
Cash paid for long-term investments	(6,818)	(12,258)	(9,153)	(1,289)
Cash paid for business combinations, net of cash acquired	(42)	(5)	0	0
Purchase of intangible assets	(1)	(1)	—	—
Decrease in short-term investments	3,233	13,297	3,827	539
Cash received from loans to the users	4,542	5,499	24,523	3,454
Cash paid for loans to the users	(4,709)	(5,277)	(25,018)	(3,524)
Net change in loans to the users with terms of less than three months	(1,050)	217	(428)	(60)
Cash received from disposal of long-term investments	1,269	161	12,774	1,800
Cash disposed from disposal of subsidiaries	(2)	—	—	—

Net cash (used in)/provided by investing activities	(4,148)	1,136	5,919	835

F-
9

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In millions)

	2021	2022	2023	2023
	RMB	RMB	RMB	US$ (Note 2)
Cash flows from financing activities:
Proceeds from short-term bank loans	28,653	23,294	34,562	4,868
Repayment of short-term bank loans	(23,053)	(28,164)	(40,756)	(5,740)
Proceeds from long-term bank loans	15	9,808	11,915	1,678
Repayment of long-term loans, including current portion	(3,608)	(10,371)	(7,682)	(1,083)
Proceeds from issuance of ordinary shares net of issuance cost (Note 18)	7,984	—	—	—
Proceeds from exercise of share options	307	179	399	56
Cash paid for acquisition of additional equity interests of subsidiaries	(321)	(116)	(264)	(37)
Cash paid for repurchasing of ordinary shares	—	—	(1,617)	(228)
Cash paid for settlement of convertible notes	(6,426)	(521)	—	—
Proceeds from securitization debt	752	—	968	136
Cash paid for settlement of securitization debt	(384)	(826)	(72)	(10)
Net cash provided by/(used in) financing activities	3,919	(6,717)	(2,547)	(360)

Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	(465)	231	120	18
Net increase/(decrease) in cash and cash equivalents, restricted cash	1,781	(2,709)	25,496	3,591
Cash and cash equivalents, restricted cash, beginning of year	19,415	21,196	18,487	2,604

Cash and cash equivalents, restricted cash, end of year*	21,196	18,487	43,983	6,195

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	753	471	1,290	182
Cash paid for interest, net of amounts capitalized	1,498	1,444	1,889	266
Supplemental schedule of non-cash investing and financing activities
Non-cash consideration paid for business acquisitions, investments and non-controlling interest	(278)	(6)	—	—
Accruals related to purchase of property, equipment and software	(94)	(28)	(36)	(5)
Unpaid cash consideration for business acquisitions and acquisition of additional equity interest of subsidiary	(309)	(32)	(1)	(0)

*	As of December 31, 2021, cash and cash equivalents and restricted cash are RMB19.8 billion and RMB1.4 billion respectively.

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
The following is a summary of the Company’s major VIEs and VIEs’ subsidiaries:

Name of major VIEs and their major subsidiaries	Date of establishment/acquisition

Shanghai Ctrip Commerce Co., Ltd., (“Ctrip Commerce”)	Established on July 18, 2000

Shanghai Huacheng Southwest International Travel Agency Co., Ltd., (“Shanghai Huacheng”, a subsidiary of Ctrip Commerce)	Established on March 13, 2001

Chengdu Ctrip Travel Agency Co., Ltd., (“Chengdu Ctrip”)	Established on January 8, 2007

Beijing Qu Na Information Technology Co., Ltd., (“Qunar Beijing”)	Established on March 17, 2006

F-1
1

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
Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Ctrip Commerce holds a telecommunications operation license and is primarily engaged in the provision of advertising business on the Internet website. One of the Company’s employees and one of the Company’s senior consultant collectively hold
100%
of the equity interest in Ctrip Commerce. The registered capital of Ctrip Commerce was
RMB900,000,000 as of December 31, 2023.
Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a travel agency operation license and mainly provides domestic, inbound and outbound tour services and air-ticketing
services. Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of December 31, 2023.
Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds a domestic travel agency license and is engaged in the provision of air-ticketing
service. One
of the Company’s employees and one of the Company’s senior consultant hold
100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB500,000,000 as of December 31, 2023.
Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various licenses for domestic and cross-border business of Qunar. Two employees

of the Company hold 100% of the equity interest in Qunar Beijing. The registered capital of Qunar Beijing was RMB11,000,000 as of December 31, 2023.
The capital injected by some of our employees and senior consultants are funded by the Company and are recorded as long-term business loans to related parties, which are eliminated with registered capital of VIEs upon consolidation. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.
As of December 31, 2023, the Company has various agreements with the consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, equity pledge agreements, exclusive option agreements and other operating agreements which result in the Company being the primary beneficiary of each entity and which provides the basis for consolidation of the financial statements of each VIE pursuant to ASC 810.
Details of certain key agreements with the major VIEs are as follows:
Powers of Attorney:
Each of the shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, signed an irrevocable power of attorney to appoint Ctrip Travel Network, as attorney-in-fact
to vote, by itself or any other person to be designated at its discretion, on all matters of the applicable VIEs. Each such power of attorney will remain effective as long as the applicable VIE exists, and such shareholders of the applicable VIEs are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from the Company.

F-1
2

As of the date of this annual report, each of the shareholders of Qunar Beijing (VIE), Hui Cao and Hui Wang, also signed an irrevocable power of attorney authorizing an appointee, to exercise, in a manner approved by Qunar, on such shareholder’s behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing (VIE)’s articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder’s equity interest in Qunar Beijing (VIE). Each such power of attorney is effective until such time as such shareholder ceases to hold any equity interest in Qunar Beijing (VIE). The terms of the power of attorney with respect to Qunar Beijing (VIE) are substantially similar to the terms described in the foregoing paragraph.
Technical Consulting and Services Agreements:
Ctrip Travel Network, a wholly owned PRC subsidiary of the Company, provides the Company’s VIEs, except for Qunar Beijing (VIE), with technical consulting and related services and staff training and information services on an exclusive basis. The Company also maintain its network platforms. In consideration for the Company’s services, the Company’s VIEs agree to pay the Company service fees as calculated in such manner as determined by the Company from time to time based on the nature of service, which may be adjusted periodically. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such VIEs have irrevocably appointed a designated person to vote on their behalf on all matters they are entitled to vote on, the Company has the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of the VIEs in the form of service fees. Ctrip Travel Network, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is

10
years and may be renewed automatically in
10-year
terms unless the Company disapprove the extension. The Company retains the exclusive right to terminate the agreements at any time by delivering a
30-day
advance written notice to the applicable VIE.
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
Equity Pledge Agreements:
The shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, have pledged their respective equity interests in the applicable VIEs as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such VIEs of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. This agreement is valid and binding on the parties, their heirs, successors and permitted assignees. In the event any of such VIE breaches any of its obligations or any shareholder of such VIEs breaches his or her obligations, as the case may be, under these agreements, the Company is entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The pledge has been established upon registration with the local branch of the PRC State Administration for Market Regulation (“SAMR”), and will expire two years after the pledgor and the applicable VIEs no longer undertake any obligations under the above-referenced agreements.
As of the date of this annual report, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing (VIE) along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the contractual arrangements mentioned herein. This agreement is valid and binding on the pledgors and each of their successors, and is valid on the pledgee and its successors and assignees. Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge has been established upon registration with the local branch of the SAMR, and will expire when all obligations under the contractual arrangements have been satisfied. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are substantially similar to the terms described in the foregoing paragraph.
Loan Ag
re
ements:
Under the loan agreements the Company entered into with the shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, the Company extended long-term business loans to these shareholders of the VIEs with the sole purpose of providing funds necessary for the capitalization or acquisition of such VIEs. These business loan amounts were injected into the applicable VIEs as capital and cannot be accessed for any personal uses. The initial term of the loan agreements is

10
years and may be renewed automatically in
10-
year
terms unless the Company disapprove the extension by written notice in advance. The loan agreements will remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such VIEs have no right to unilaterally terminate these agreements or repay the loan in advance. The loan agreements are valid and binding on the parties, their successors and permitted assignees. In the event that the PRC government lifts its restrictions on foreign ownership of the travel agency, or value-added telecommunications business in China, as applicable, the Company will exercise its exclusive option to purchase all of the outstanding equity interests of the VIEs, as described in the following paragraph, and the loan agreements will be canceled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

F-1
3

As of the date of this annual report, pursuant to the loan agreement among Qunar Software, Hui Cao and Hui Wang, the loans extended by Qunar Software to each of Hui Cao and Hui Wang are only repayable by a transfer of such borrower’s equity interest in Qunar Beijing (VIE) to Qunar Software or its designated party, in proportion to the amount of the loan to be repaid. This loan agreement will continue in effect indefinitely until such time when (i) the borrowers receive a repayment notice from Qunar Software and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless Qunar Software sends a notice indicating otherwise within
15
calendar days after it is aware of such event. The loan agreements are valid and binding on the parties, their successors and permitted assignees. The terms of this loan agreement are substantially similar to the terms described in the foregoing paragraphs.
Exclusive Option Agreements:
As consideration for the Company’s entering into the loan agreements described above, each of the shareholders of the VIEs, except for Hui Cao and Hui Wang who entered into a separate set of contractual arrangements as described below, has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at the Company’s discretion to purchase, all of its equity interests in the applicable VIEs at any time the Company desires, subject to compliance with the applicable PRC laws and regulations. The Company may exercise the option by issuing a written notice to the shareholder of the VIE. Subject to the evaluation requirements or other restrictions imposed by applicable PRC laws and regulations, the purchase price should be equal to the contribution actually made by the shareholder for the equity interest. Therefore, if the Company exercises these options, the Company may choose to cancel the outstanding loans the Company extended to the shareholders of such VIEs pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is

10
years and may be renewed automatically in
10-
year
terms unless the Company disapproves the extension. This agreement is valid and binding on the parties, their heirs, successors and permitted assignees. The Company retains the exclusive right to terminate the agreements at any time by delivering a written notice to the shareholder of applicable VIE.
Hui Cao and Hui Wang also entered into an equity option agreement with Qunar, Qunar Software and Qunar Beijing (VIE). This equity option agreement contains arrangements that are similar to that as described in the foregoing paragraph. This agreement will remain effective with respect to each of Qunar Beijing (VIE)’s shareholders until all of the equity interest has been transferred or Qunar and Qunar Software terminates the agreement unilaterally with
30
days’ prior written notice. This agreement is valid and binding on the parties, their successors and permitted assignees.
The VIEs and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of the VIEs without the Company’s prior written consent. They also agree to accept the Company’s guidance with respect to day-to-day
operations, financial management systems and the appointment and dismissal of key employees.
Risks in relation to contractual arrangements between the Company’s PRC subsidiaries and VIEs:
The Company has been advised by Commerce & Finance Law Offices, its PRC legal counsel, that its contractual arrangements with its consolidated VIEs as described in the Company’s annual report are valid, binding and enforceable under the current laws and regulations of China. Based on such legal opinion and the management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs are in compliance with current PRC laws and legally enforceable. However, there may be in the event that the VIEs and their respective shareholders fail to perform their contractual obligations, the Company may have to rely on the PRC legal system to enforce its rights. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. The PRC laws and regulations have significantly enhanced protections afforded to various forms of the foreign investments in China for the past decades. However, many laws, regulations, and rules are subject to interpretation and clarification. Moreover, because these laws, regulations, and standards are subject to interpretations, their application in practice may evolve over time as new guidance becomes available. Due to the uncertainties with respect to the PRC legal system, the PRC government authorities may ultimately take a view contrary to the opinion of its PRC legal counsel with respect to the enforceability of the contractual arrangements.

F-1
4

There are, however, uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel.
In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which came into effect from January 1, 2020.
The new Foreign Investment Law of the PRC repealed simultaneously the Wholly Foreign-owned Enterprise Law of the PRC, Sino-foreign Equity Joint Venture Law of the PRC and Sino-foreign Cooperative Joint Ventures Law of the PRC. Therefore, the general regulations for companies’ set up and operation in the PRC including the foreign-invested companies shall comply with the Company Law of the PRC unless provided in the PRC Foreign Investment Laws. In December 2019, the Implementing Regulation of the Foreign Investment Law has been promulgated by the State Council which has come into force as of January 1, 2020. The Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are uncertainties exist with respect to its implementation and interpretation and it is also possible that the VIE entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to the Company’s operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect the Company’s business, financial condition and results of operations.
Summary financial information of the Company’s VIEs in the consolidated financial statements
Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB2.0 billion as of December 31, 2023. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.
Summary of selected financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows (RMB in millions):

	As of December 31,
	2022	2023
Selected Balance Sheets Data of the VIEs
Cash and cash equivalents	2,891	2,825
Restricted cash	449	533
Short-term investments	2,643	197
Accounts receivable, net	606	1,363
Prepayments and other current assets	2,375	2,076
Investments (non-current)	2,121	2,998
Total assets	17,480	18,085
Less: Inter-company receivabl es (Note i)	(4,852)	(6,699)
Total assets excluding inter-company receivables	12,628	11,386
Short-term debt and current portion of long-term debt	5,215	3,245
Accounts payable	1,497	2,964
Advances from customers	1,212	1,637
Other payables and accruals	2,095	2,162
Total liabilities	15,558	16,571
Less: Inter-company payabl es (Note ii)	(5,150)	(5,934)
Total liabilities excluding inter-company payables	10,408	10,637

Note i: The inter-company receivables as of December 31, 2022 and 2023 mainly represented the receivables of VIEs due from the Company’s wholly-owned subsidiaries for treasury cash management purpose.
Note ii: The inter-company payables as of December 31, 2022 and 2023 mainly represented payables of VIEs due to the Company’s wholly-owned subsidiaries for treasury cash management purpose.

The following table set forth the summary of results of operations of the VIEs and their subsidiaries of the Company (RMB in millions):

	For the years ended December 31,
	2021	2022	2023

Net revenues	6,035	4,335	10,050
Cost of revenues	2,557	2,292	5,118
Net loss	(119)	(495)	(945)
Net revenues from VIEs accounted for around 30%, 22% and 23% of the Company’s net revenues for the year ended December 31, 2021, 2022 and 2023, respectively.

F-1
5

The VIEs’ net income before the deduction of the inter-company service fee charges were RMB1.5 billion, RMB1.2 billion and RMB3.3 billion for the years ended December 31, 2021, 2022 and 2023, respectively.
The amount of service fees paid by all the VIEs to the WFOEs pursuant to the exclusive technical consulting and service agreements between VIEs and WFOEs were RMB1.7 billion, RMB1.7 billion and RMB4.3 billion for the years ended December 31, 2021, 2022 and 2023, respectively.
The following tables set forth the summary of cash flow activities of the VIEs and their subsidiaries of the Company (RMB in millions):

	For the year ended December 31,
	2021	2022	2023
Net cash provided by/(used in) operating activities	1,271	(1,677)	1,092
Net cash provided by investing activities	618	4,317	109
Net cash used in financing activities	(1,566)	(6,957)	(1,182)
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
Transactions denominated in currencies other than functional currencies are remeasured at the exchange rates prevailing at the dates of the transaction for the Company’s subsidiaries respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of (loss)/income and comprehensive (loss)/income. Monetary assets and liabilities denominated in foreign currencies are remeasured using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of (loss)/income and comprehensive (loss)/income.
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
Translations of amounts from RMB into US$ are unaudited and solely for the convenience of the reader and were calculated at the rate of
US$1.00 = RMB7.0999
on December 29, 2023, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.
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

F-1
6

Short-term investments
Short-term investments represent i)
held-to-maturity
investments which are due in one year and stated at amortized cost (i.e., time deposits); ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year measured at fair value (i.e., financial products), and iii) foreign currency forward contracts measured at fair value which are short-term. Changes in the fair value are reflected in the consolidated statements of (loss)/income and comprehensive (loss)/income.
Derivative Instruments
The derivative instruments primarily consisted of foreign currency forward contracts and interest rate swap contracts. The fair values of the derivative instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. The foreign currency forward contracts are used to economically hedge certain foreign denominated liabilities and reduce, to the extent practicable, the potential exposure to the changes that exchange rates might have on the Company’s earnings, cash flows and financial position. As the derivative instruments of foreign currency forward contracts do not qualify for hedge accounting treatment, changes in the fair value are reflected in Other income/(expense) of the consolidated statements of (loss)/income and comprehensive (loss)/income. The interest rate swap contracts are used to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. As derivative instruments of interest rate swap contracts are designated as cash flow hedges and the hedge is highly effective, all changes in the fair value of the derivative hedging instruments are recorded in other comprehensive income/(loss)(“OCI”) as unrealized securities holding gains/(losses).
As of December 31, 2022 and 2023, and for the years ended December 31, 2021, 2022 and 2023, the balance of the derivative instruments and the total amount of fair value changes are not material.
Installment credit and nonrecourse securitization debt
The Company provides installment credit solutions to users with the terms generally below one year. Such amounts are recorded at the outstanding principal amount less allowance for credit losses, and include accrued interest receivable and presented in receivable related to financial services in Note 3.
Since 2018, the Company entered into asset backed securitization arrangements with third-party financial institutions and set up a securitization vehicle as servicer to issue the revolving debt securities to third party investors. The debt securities are collateralized by the loans due from the users transferred to the securitization vehicle. The Company consolidated the servicer of the securitized debt since economic interests are retained in the form of subordinated interests and it acts as the servicer of securitization vehicle. Therefore, the proceeds from the issuance of debt securities are reported as securitization debt, and the transferred collateralized receivable remain on the Company’s financial statements. The securitization debt is repaid when the collections of the underlying collateralized receivable occur and is
 reported in “short-term debt and current portion of long-term debt” (Note 12) or “long-term debt” (Note 17) according to the expected repayment dates of the debt securities.
As of December 31, 2022, and 2023, out of the total receivables due from the users, the collateralized receivable for the debt securities were RMB0.1 billion and RMB1.1 billion, respectively, and the non-collateralized
receivable (receivables which have not been transferred to the securitization vehicle) were RMB3.5 billion and RMB3.1 billion, respectively.
As of December 31, 2022, and 2023, the balance of allowance for expected credit losses for the receivable due from the users

amounted to RMB196 million and RMB200 million, respectively. The Company recognized the interest income from the receivable related to financial services in Revenue – Others. The interest expenses in relation to the nonrecourse securitization debt were recognized in the cost of revenue. For the years ended December 31, 2021, 2022 and 2023, the interest incomes and the interest expenses were not material.
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
7

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
From January 1, 2021, the Company adopted Accounting Standards Update
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
The Company has classified its investments in debt securities, other than the held to maturity debt securities, as available-for-sale securities. Available-for-sale debt securities are reported at estimated fair value (Note 7) with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale security exceeds its fair value and if the Company has the intention to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of (loss)/income and comprehensive (loss)/income. If the Company does not have the intention to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis and the Company determines that the decline in fair value below the amortized cost basis of an available-for-sale security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses in the consolidated statements of (loss)/income and comprehensive (loss)/income. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds the Company’s best estimate of the present value of cash flows expected to be collected.
The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

F-1
8

Fair value measurement of financial instruments
Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, derivative instruments, accounts receivable, due from related parties, available-for-sale debt investments, equity securities, accounts payable, due to related parties, advances from end users, short-term bank borrowings, exchangeable senior notes, other short-term liabilities and long-term debts. As of December 31, 2022, and 2023, except for financial products, derivative instruments, exchangeable senior notes, long-term debts, listed equity securities and available-for-sale debt investments, carrying values of the financial instruments approximated their fair values because of their generally short maturities. The Company reports financial products, derivative instruments, exchangeable senior notes, listed equity securities and available-for-sale debt investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of (loss)/income and comprehensive (loss)/income. The Company disclosed the fair value of its long-term debts based on Level 2 inputs in Note 17.
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
Business combination
U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the acquisition method. The Company applies ASC 805, “Business combinations”, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in the consolidated statements of (loss)/income and comprehensive (loss)/income.
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
The acquisitions in 2021, 2022 and 2023 with total consideration of RMB1.8million, RMB8.0million and RMB3.5 million were immaterial that resulted in no recorded goodwill and recorded intangible assets of RMB0.5million, RMB
10.0
 million and RMB2.6 million respectively.
Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated income statements for the years ended December 31, 2021, 2022 and 2023, either individually or in aggregate.

F-1
9

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
The Company performs its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.
The Company performs the annual goodwill impairment assessment as of December 31, or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of December 31, 2022 and 2023, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance as well as the share price, and concluded by weighing all these factors in their entirety that it was not more likely than not the fair value of the Company’s reporting unit was lower than its carrying value. For the years ended December 31, 2021, 2022 and 2023, there was no impairment of goodwill.
Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete
agreements, customer list, supplier relationship, technology, business relationship and payment business license as of December 31, 2022 and 2023. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three
to fifteen years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. The Company evaluates indefinite-lived intangible assets for impairment on an annual basis as of December 31, or an interim basis if events or other circumstances suggest that related fair value is below carrying value. An assessment is made on each December 31 as well to determine whether events and circumstances continue to support an indefinite useful life.
The Company reviews intangible assets with indefinite lives annually for impairment or earlier, if an indication of impairment exists.
No impairment on other intangible assets was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.
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
Accrued liability for rewards program
The Company provides a discretionary (not provided for within end user contracts) loyalty points program to its end users. The points awarded can be redeemed for cash or used to purchase gifts through the Company’s mobile applications, other mobile access channels, and websites (“Online Channels”).
The estimated incremental costs of the loyalty points program are recognized as sales and marketing expense, or as a reduction of the revenue, depending on whether it can be redeemed to gifts or redeemed for cash, and accrued for as a current liability. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. For the years ended December 31, 2021, 2022 and 2023 the incremental costs recognized for the rewards program were immaterial.

F-
20

Deferred revenue
The Company offers a discretionary coupon program, through which the Company primarily provides coupons to end users who book selected hotels online through website. The end users who use the coupons receive credits in their virtual cash accounts upon check-out

from the hotels and reviews for hotels submitted. The end users may redeem the amount of credits in their virtual cash account in cash or voucher for their future bookings through the Company’s Online Channels. The Company accounts for the estimated cost of future usage of coupons as reduction of the revenue.
Revenue recognition
The Company recognizes revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”), under which, the Company’s revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts for merchant business where the Company undertakes substantive inventory risks by pre-purchasing
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

(when the cancelation period provided by the reservation expires) which is the point at which the Company has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of (loss)/income and comprehensive (loss)/income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations. The amounts of accommodation reservation service revenues recognized on a gross basis were immaterial during the years ended December 31, 2021, 2022 and 2023, respectively.
Transportation ticketing services
Transportation ticketing service revenues mainly represent revenues from ticket reservations and other related services. The Company receives commissions from travel suppliers for ticketing reservations and other related services through the Company’s transaction and service platform under various services agreements. Commissions from ticketing reservations and other related services rendered are recognized when tickets are issued as this is when the Company’s performance obligation is satisfied. The Company is not entitled to a commission fee for the tickets and other related services canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Company presents revenues from such transactions on a net basis in the statements of (loss)/income and comprehensive (loss)/income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled ticketing reservations and other related services. Over 90% of the Company’s transportation ticketing services revenues were recognized on a net basis during the years ended December 31, 2021, 2022 and 2023, respectively.
Packaged tours
The Company receives referral fees from travel product providers for packaged-tour products and services through the Company’s transaction and service platform. Referral fees are recognized on the departure date of the tours as this is when the Company’s performance obligation is satisfied. The
Company presents revenues from such transactions on a net basis in the statements of (loss)/income and comprehensive (loss)/income when the Company does not control the service provided by the travel supplier to the traveler and has no obligations for canceled packaged-tour products reservations. Over 90% of the Company’s packaged-tour products and services revenues were recognized on a net basis during the years ended December 31, 2021, 2022 and 2023, respectively.

F-2
1

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
The Company receives advertising revenues, which principally represent the sale of banners or sponsorship to customers through
 the
Company’s Online Channels
. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements. The financial service revenues mainly represent the service fees from third party financial institutions for the Company’s platform services that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period. For the years ended December 31, 2021, 2022 and 2023, there was no service in other businesses that had the revenue exceeding 10% of the total revenue of the Company.
Allowance for expected credit losses
The Company’s accounts receivable, prepayments and other current assets (including the receivables of financial services), due from related parties, long-term prepayments and other assets, and long-term receivables due from related parties are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables and prepayments, which include size, type of the reservation services the Company provides to its customers or geographic location of the customer, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any historic recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the credit losses of the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances.
Significant judgments and assumptions are required to estimate the allowance for expected credit losses on receivables from and prepayments to customers and such assumptions may change in future periods, particularly the assumptions related to the impact of the
COVID-19
pandemic on the business prospects and financial condition of customers and the Company’s ability to collect the receivable or recover the prepayment. As of December 31, 2022 and 2023, no additional impairment indicators were identified; however, it is possible that the Company may have to record additional significant provisions for expected credit losses in the future.
The following table summarized the details of the Company’s allowance for expected credit losses (RMB in millions):

	2021	2022	2023

Allowance at beginning of year	799	815	770
Deconsolidation of subsidiaries	(1)	—	—
Provisions for credit losses	141	296	79
Write-offs	(124)	(341)	(353)

Allowance at end of year	815	770	496

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

F-2
2

Product development
Product development expenses primarily include payroll compensation of product development personnel, consulting expenses and other expenses incurred by the Company that are directly attributable to develop the Company’s travel supplier networks as well as to maintain, monitor and manage the Company’s transaction and service platforms. The Company recognizes website, software and mobile applications development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software — internal use software” respectively, which are not material. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development. The Company also expenses all costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content.
Sales and marketing
Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB2.4 billion, RMB2.1 billion and RMB5.3 billion for the years ended December 31, 2021, 2022 and 2023 respectively, are charged to the statements of (loss)/income and comprehensive (loss)/income as incurred.
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
Share incentive plans (share numbers have reflected the effect of Share Subdivision on March 18, 2021)
In October 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”). As of December 31, 2022, and 2023, 14,256,667 and 13,150,932 options were outstanding and nil RSUs under the 2007 Incentive Plan.
In June 2017, the Company adopted a Global Share Incentive Plan (“Global Incentive Plan”). The Company granted 15,404,097, 17,311,708 and 12,332,490 new share options and 255,004, 255,000 and nil new RSUs to employees with
4-year
requisite service period for year ended December 31, 2021, 2022 and 2023, respectively.
As of December 31, 2022, and 2023, 63,218,035 and 71,442,044 options and 751,506 and 553,688 RSUs were outstanding under the Global Incentive Plan.
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

F-2
3

The following table summarized the Company’s share option activity under all the option plans (in US$, except for shares):

	Number of Shares (Note i)	Weighted Average Exercise Price (Note i)	Weighted Average Remaining Contractual Life (Years) (Note i)	Aggregate Intrinsic Value (in millions) (Note i)
Outstanding at December 31, 2020	57,583,856	22.55	5.16	704

Granted	15,404,097	18.46
Exercised	(5,106,035)	9.32
Forfeited	(1,800,799)	7.9

Outstanding at December 31, 2021	66,081,119	23.02	5.42	398

Granted	17,311,708	14.15
Exercised	(4,493,648)	5.70
Forfeited	(1,424,477)	10.80

Outstanding at December 31, 2022	77,474,702	22.26	5.01	995

Granted	12,332,490	18.82
Exercised	(4,590,690)	12.18
Forfeited	(623,526)	12.57

Outstanding at December 31, 2023	84,592,976	22.38	4.70	1,195

Vested and expect to vest at December 31, 2023	81,777,561	22.53	4.65	1,144
Exercisable at December 31, 2023	49,400,288	25.44	3.68	564
Note i: The number of restricted shares and weighted average exercise price have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021 (Note 2)
The Company’s current practice is to issue new shares to satisfy share option exercises.
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
The total intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023 were US$128 million US$90 million and US$114 million, respectively.
The weighted average fair value of options granted after Share Subdivision during the years ended December 31, 2021, 2022 and 2023 was US$19.94, US$10.14 and US$25.61 per share, respectively.
As of December 31, 2023, there was US$396 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.3 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB307 million, RMB179 million and RMB399 million for the years ended December 31, 2021, 2022 and 2023, respectively.
The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2021	2022	2023
Risk-free interest rate	0.21%-1.18%	1.55%-4.45%	3.60%-4.72%
Expected life (years)	4 – 5	4 – 5	4 – 5
Expected dividend yield	0%	0%	0%
Volatility	39%-43%	41%-49%	48%-49%
Fair value of options at grant date per share	from US$8.61 to US$39.17	from US$7.44 to US$24.58	from US$16.08 to US$36.51

F-2
4

The following table summarizes the Company’s RSUs activities under all incentive plans (in US$, except for shares):

	Number of Shares (Note i)	Weighted average grant date fair value (US$) (Note i)
Restricted shares

Unvested at December 31, 2020	934,512	33.79

Granted	255,004	31.35
Vested	(215,484)	37.26
Forfeited	(104,412)	30.12

Unvested at December 31, 2021	869,620	32.65

Granted	255,000	24.67
Vested	(243,625)	36.15
Forfeited	(129,489)	33.92

Unvested at December 31, 2022	751,506	28.59

Vested	(197,250)	30.51
Forfeited	(568)	29.03

Unvested at December 31, 2023	553,688	27.90

Note i: The number of restricted shares and weighted average grant date fair value have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021 (Note 2).
As of December 31, 2023, there was US$7 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 1.1 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.
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
For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of (loss)/income and comprehensive (loss)/income and cash flows. The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.
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
5

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

	2021	2022	2023

Government grants	550	618	608
Gain on disposal of long-term investments (Note 7)	63	23	11
Foreign exchange gains/(losses)	1	(69)	29
Gain from the fair value remeasurement upon the discontinuance of the equity method of the investment(a)	—	1,135	—
Dividend from long-term investments	—	53	177
Impairments of long-term investments(b)	(96)	(949)	(115)
Fair value changes of equity securities investments and Exchangeable Senior Notes	(170)	1,338	(1,507)
Others	25	(134)	130

Total	373	2,015	(667)

(a)
In 2022, an equity method investee of the Company completed an initial public offering, upon which the Company lost significant influence over the investee due to its reduced voting rights and changes in the investee’s governing documents. Consequently, the Company discontinued the equity method accounting and the investment was classified as an equity security investment with readily determinable fair value. Immediately after discontinuing the equity method, the Company recognized a gain from the remeasurement of the investment at fair value with amount of RMB1.1 billion.

(b)
In 2022 and 2023, the Company recorded a RMB906 and RMB115 million impairment loss for certain redeemable preferred shares investments which are
accounted for as
available-for-sale
debt
securitie
s
(Note 7).

Statutory reserves
The Company’s PRC subsidiaries and VIEs are required to allocate at least 10% of their after-tax
profit

determined based on
the PRC accounting standards and regulations
 to the general reserve
. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of subsidiaries and VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong and other countries or regions.
Dividends
Dividends are recognized when declared.
PRC regulations currently permit payment of dividends only out of accumulated profits determined based on the
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
under Regulation
S-X,
because such restrictions in substance do not prohibit the Company’s subsidiaries or VIEs from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities should be complied with. As of December 31, 2023, the restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB7.6 billion.

As
a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2021, 2022 and 2023 were RMB28.4 billion, RMB32.0 billion and RMB32.8 billion, respectively. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.
In November 2023, the Company adopted a regular capital return policy to benefit the shareholders of the Company in the form of share repurchases, cash dividends, or a combination thereof, commencing from the year of 2024. Under the policy, the Company reserves the discretion relating to the determination of the form, timing, and amount of the capital return measures, depending on the Company’s financial condition, results of operations, cash flow, capital requirements, and other relevant factors.
No
dividends have been paid or declared by the Company during the years ended December 31, 2021,
2022
and 2023.
(Losses)/earnings per share
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
Treasury stock
In 2023, the Company purchased 6.8 million ADSs in aggregate with a total gross consideration of US$224 million pursuant to its existing plan adopted in 2014. The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.
Treasury stock is accounted for under the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury stock” on the consolidated balance sheets.
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
1
.

F-2
7

Recent Accounting Pronouncements
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
which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company adopted this update in the first quarter of 2023 and the adoption did not have a material impact to the Company’s Consolidated Financial Statements.
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
The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company adopted this update in the first quarter of 2023 and does not expect the adoption to have a material impact to the Company’s Consolidated Financial Statements.
In June 2022, the FASB issued ASU
2022-03
Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company will adopt this update in the first quarter of 2024 and does not expect the adoption to have a material impact to the Company’s Consolidated Financial Statements.
In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in the Company including the additional required disclosures when adopted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement and expect to adopt them for the year ending December 31, 2024.
In December 2023, the FASB issued ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (Subtopic 350-60). This ASU requires certain crypto assets to be measured at fair value separately in the balance sheet and income statement each reporting period. This ASU also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto holding. The ASU is effective for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. Adoption of the ASU requires a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period in which an entity adopts the amendments. Early adoption is also permitted, including adoption in an interim period. However, if the ASU is early adopted in an interim period, an entity must adopt the ASU as of the beginning of the fiscal year that includes the interim period. This ASU will result in gains and losses recorded in the consolidated financial statements of (loss)/income and comprehensive (loss)/income and additional disclosures when adopted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement.
In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement.

F-2
8

Certain risks and concentration
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2022 and 2023, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality based on their credit ratings. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.
No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2021, 2022 and 2023. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2022 and 2023.
Impact of
COVID-19
The COVID-19 pandemic, since its outset in 2020, and the resulting implementation of travel restrictions by governments around the world resulted in a significant decline in travel activities and consumer demand for travel related services. The Company’s businesses, results of operation, financial positions and cash flows have been materially and adversely affected by the
COVID-19
pandemic, during 2020 to 2022 in particular.
Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Since the beginning of 2023, the situation has been significantly improved and normalized. As a result, it has been witnessed a significant recovery. Although the Company has substantially recovered from the adverse impact of the COVID-19 pandemic, there can be no assurance as to whether any other pandemic, epidemic, or fear of spread of contagious disease could disrupt the travel industry and our operations.

3.	PREPAYMENTS AND OTHER CURRENT ASSETS
Components of prepayments and other current assets as of December 31, 2022 and 2023 were as follows (RMB in millions):

	2022	2023
Prepayments and other deposits	5,019	6,919
Receivable related to financial services (Note 2)	3,403	4,193
Interest receivables	759	514
Prepaid expenses	240	168
Others	748	955

Total	10,169	12,749

4.	LONG-TERM PREPAYMENTS AND OTHER ASSETS
The Company is required to pay certain amounts of deposits to airline companies and hotel suppliers. The Company is also required to pay deposits to local travel bureaus as a pledge for insurance of traveler’s safety.
Components of long-term prepayments and other assets as of December 31, 2022 and 2023 were as follows (RMB in millions):

	2022	2023
Deposits paid to airline suppliers	239	215
Deposit paid to lessor	58	50
Deposits paid to hotel suppliers	30	117
Deposits paid to advertising suppliers	21	42
Other deposit	37	46
Long-term derivative assets	58	39
Prepayment for acquisition of property and equipment	33	76
Others	69	78

Total	545	663

F-2
9

5.	LAND USE RIGHTS
Land use rights are amortized under straight-line method through the respective period of land rights, which are from
40-50
years. Amortization expense for the years ended December 31, 2021, 2022 and 2023 was
approximately RMB3 million, RMB3 million and RMB3 million, respectively. As of December 31, 2022, and 2023, the net book value was RMB83 million and RMB80 million respectively.

6.	PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2022 and 2023 were as follows (RMB in millions):

	2022	2023

Buildings	5,409	5,409
Website-related equipment	1,802	2,075
Computer equipment	810	796
Software	668	755
Furniture and fixtures	216	301
Leasehold improvements	248	253
Less: accumulated depreciation and amortization	(3,949)	(4,447)

Total net book value	5,204	5,142

Depreciation expense for the years ended December 31, 2021, 2022 and 2023 was RMB723 million, RMB632 million and RMB627 million, respectively.

7.	INVESTMENTS
The Company’s long-term investments are consisted of the follows (RMB in millions):

	2022	2023

Debt investments	18,128	17,625
Equity investments	32,049	31,717

	50,177	49,342

Debt investments
Held to maturity debt securities
Held to maturity investments were time deposits and financial products in commercial banks with maturities of more than one year with the carrying amount of RMB15.5 billion and RMB15.5 billion as of December 31, 2022 and 2023 respectively. As of December 31, 2022 and 2023, the weighted average maturities periods are 2.2 years and 1.6 years, respectively.
Available-for-sale
debt investments
The following table summarizes the Company’s
available-for-sale
debt investments (RMB in millions):

	2022	2023

Cost	3,792	4,030
Gross Unrealized Gains, including foreign exchange adjustment	352	143
Gross Unrealized Losses, including foreign exchange adjustment	(1,543)	(2,078)
Fair Value	2,601	2,095

For the years ended December 31, 2021, 2022 and 2023, the unrealized securities holding gains/(loss), net of tax of RMB
1 million, RMB32 million and RMB(162) million, respectively, was reported in other comprehensive income/(loss).
The Company’s
available-for-sale
debt investments mainly include the redeemable preferred shares investments. At December 31, 2023, the Company did not have the intent or a requirement to sell its available-for-sale
debt investments. The Company assesses the unrealized losses of the investments and determines whether the decline in fair value is related to credit or non
-
credit factors. For the years ended December 31, 2021, 2022 and 2023, the Company recognized credit related impairments for the available-for-sale
debt investment of nil, RMB906 million and RMB115 million.

F-
30

As of December 31, 2022 and 2023, the fair value of certain
available-for-sale
debt investments were below their amortized costs. For the year ended December 31, 2022 and 2023, considering the prolonged business performance of these available-for-sale
debt investments, the quality of the investments’ credit and other adverse conditions specifically related to the investments, the Company, with the assistance from an independent appraiser, performed a quantitative assessment and recognized the credit impairment related to these available-for-sale
debt investments with aggregated amounts of RMB906 million and RMB115 million (Note 2). Upon recognition of the credit impairment, RMB884 million and RMB108 million (net of tax of RMB22 million and RMB7 million
) that was previously recorded in accumulated other comprehensive (loss)/income was reclassified into other income/(expense). For the years ended December 31,

2022 and 2023, the Company also evaluated the fair value change associated with the non-credit
losses of the redeemable preferred shares investment in these available-for-sale
debt investments was amounted to RMB268 million and RMB325 million, respectively, which was reported in other comprehensive (loss)/income. The Company reviewed other available information and at December 31, 2023, concludes the amortized cost basis of the investment is able to be recovered.
Equity investments
Equity securities with readily determinable fair values
The following table summarizes the Company’s equity securities with readily determinable fair values (RMB in millions):

	2022	2023

Cost	5,517	5,486
Gross Unrealized Gains, including foreign exchange adjustment	6,958	5,706
Gross Unrealized Losses, including foreign exchange adjustment	(541)	(1,202)

Fair Value	11,934	9,990

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. The change of fair value is reported in other income/(expense).
Equity securities without readily determinable fair values
Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance
common stock, are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying value of equity securities without readily determinable fair values was RMB551 million and RMB375 million as of December 31, 2022 and 2023 respectively. For the years ended December 31, 2021, 2022 and 2023, there was no observable price changes for these investments. None of the investments individually is considered as material to the Company’s financial position.
For the years ended December 31, 2021, 2022 and 2023, the Company disposed of certain equity securities without readily determinable fair values for total consideration of RMB15 million, nil and RMB13 million, respectively, which resulted in a
(loss)/
gain of RMB(4) million, nil and RMB8 million as reported in other income/(expense), respectively.
For the years ended December 31, 2021, 2022 and 2023, the Company made investments in equity investments without readily determinable fair values in the amounts of RMB45 million, RMB10 million and RMB8 million, respectively.
Equity method investments
In December 2016, in connection with a share exchange transaction with BTG Hotels Company (“BTG”) and Homeinns Hotel Company (“Homeinns”), the Company exchanged its previously held equity interest in Homeinns for a

22%
equity interest of BTG. The Company has historically applied the equity method to account for the investment in BTG on a one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. In 2021, 2022 and 2023, the Company consummated the transactions to sell approximately

9
million,
4
million and
1
million BTG’s shares in open market for a total consideration of RMB million,

RMB101
million and RMB
19
million, respectively. The Company recorded a gain of RMB
41
million,
RMB20
million and
RMB3
million in 2021, 2022 and 2023, respectively, reported in “Other income/ (expense)” (Note 2). After the above transactions, the Company held approximately
12% equity interest in BTG and is still able to exercise significant influence over BTG (primarily due to the Company’s ability to appoint one member to BTG’s Board of Directors), and continuously recorded this investment as an equity method investment. As of December 31, 2022 and 2023, the carrying value of its investment in BTG were

RMB
2.5

billion and
RMB2.5
billion respectively, the change of which primarily relates to the disposal of the equity investment and the equity income or loss recognized.

F-3
1

After a series of transactions from 2015 to 2018, the Company owned

27%
equity interest in Tongcheng Travel. The Company applies the equity method to account for the investment in Tongcheng Travel on one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. As of December 31, 2022 and 2023, the carrying value of its equity investment was
RMB5.9 billion and RMB6.4 billion
respectively, the change of which primarily relates to the equity income recognized.
After a series of transactions in 2019, the Company owned ordinary shares and Class B shares of MakeMyTrip, representing approximately

49
% of MakeMyTrip’s total voting power. The Company applies the equity method to account for the investment in MakeMyTrip on one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. As of December 31, 2022, and 2023, the carrying value of its investment was
RMB5.9 billion and RMB6.2 billion.
As of December 31, 2023, equity method investments that are publicly traded with an aggregate carrying amount of RMB15.2 billion have increased in value and the total market value of these investments amounted to RMB26.5 billion.
The Company made some investments in several third party investment funds and accounted for the investments under the equity method. As of December 31, 2022, and 2023, the carrying value of these investments were RMB2.9 billion and RMB3.6 billion respectively.
As of December 31, 2022, and 2023, the carrying value of the remaining equity method investments were RMB2.1 billion and RMB2.6 billion, respectively.
The Company summarizes the condensed financial information of the Company’s equity method investments as a group below in compliance with Rule
4-08
of Regulation
S-X
(RMB in millions).

	2021	2022	2023

	equity investments	equity investments	equity investments
Operating data:
Revenue	20,482	23,159	30,885
Gross profit	9,490	10,911	17,698
Income/(loss) from operations	430	(1,377)	2,557
Net income/(loss)	392	(3,129)	888
Net (loss)/income attributable to equity method investments	(31)	(788)	983
Add: Equity dilution impact	127	202	89

Equity in income/(loss) of affiliates	96	(586)	1,072

	2021	2022	2023

	equity investments	equity investments	equity investments

Balance sheet data:
Current assets	51,437	48,132	67,149
Long-term assets	51,233	54,308	55,097
Current liabilities	36,344	35,589	54,235
Long-term liabilities	21,708	21,862	19,721
Non-controlling interests	178	217	238
For the years ended December 31, 2021, 2022 and 2023, the total cash paid for equity method investments was RMB328 million, RMB502 million and RMB543 million, respectively.
Impairments
The Company performs an impairment assessment of its investments by considering factors including, but not limited to, current economic and market conditions with the considerations of
COVID-19
impacts, as well as the operating performance of the investees. For the years ended December 31, 2021, 2022 and 2023, impairment charges in connection with the available-for-sale
debt investment of nil, RMB906 million and RMB115 million were recorded. Impairment charges in connection with the equity securities without readily determinable fair value of RMB14 million, RMB40 million and nil were recorded. Impairment charges in connection with the equity method investments of RMB82 million, RMB3 million and nil were recorded. The impairment was recorded in “Other income/(expense)” (Note 2).

F-3
2

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
Assets measured at fair value on a recurring basis are summarized below (in millions):

	Fair Value Measurement at December 31, 2022 Using			Fair Value at December 31, 2022
	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets
Financial products (Note 2, 7)	—	15,893	—	15,893
Time deposits (Note 2, 7)	—	25,166	—	25,166
Derivative instruments (Note 2)	—	70	48	118
Listed equity securities (Note 7)	11,934	—	—	11,934
Available-for-sale debt investments (Note 7)	—	—	2,601	2,601

Total Assets	11,934	41,129	2,649	55,712

Liabilities
Exchangeable senior notes (Note 12)	—	4,204	—	4,204
Derivative instruments (Note 2):	—	84	—	84

Total Liabilities	—	4,288	—	4,288

	Fair Value Measurement at December 31, 2023 Using
	Level 1	Level 2	Level 3	Fair Value at December 31, 2023
	RMB	RMB	RMB	RMB	US$

Assets
Financial products (Note 2, 7)	—	9,658	—	9,658	1,360
Time deposits (Note 2, 7)	—	23,558	—	23,558	3,318
Derivative instruments (Note 2)	—	101	60	161	23
Listed equity securities (Note 7)	9,990	—	—	9,990	1,407
Available-for-sale debt investments (Note 7)	—	—	2,095	2,095	295

Total Assets	9,990	33,317	2,155	45,462	6,403

Liabilities
Exchangeable senior notes (Note 12)	—	3,696	—	3,696	521
Derivative instruments (Note 2)	—	61	—	61	9

Total Liabilities	—	3,757	—	3,757	530

F-3
3

The roll forward of major Level 3 Investments are as follows (RMB in millions):

Total
Fair value of Level 3 Investments as at December 31, 2021	3,354
New addition	86
Disposal of investments	(28)
Effect of exchange rate change	152
Expected credit losses	(906)
The change in fair value of the investments	(57)

Fair value of Level 3 Investments as at December 31, 2022	2,601

Transfer into Level 3	183
New addition	55
Effect of exchange rate change	57
Expected credit losses	(115)
The change in fair value of the investments	(686)

Fair value of Level 3 Investments as at December 31, 2023	2,095

Management determined the fair value of these Level 3 Investments based on valuation models using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of December 31, 2023 are as follows:

Unobservable Input	2022	2023
Revenue growth rate	2.5%-100%	-61.2%-31%
Weighted average cost of capital	13.5%-21%	13.0%-21%
Lack of marketability discount	15%-30%	10%-20.5%
Expected volatility	41%-68.05%	33%-66.70%
Probability	Liquidation scenario: 30%-100% Redemption scenario: 10%-45% Conversion scenario: 0%~40%	Liquidation scenario: 5%-95% Redemption scenario: 0%-30% Conversion scenario: 5%~95%

9.	GOODWILL
Goodwill, which is not tax deductible, represents the synergy effects of the business combinations. The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2023 were as follows (RMB in millions):

	2022	2023
Balance at beginning of year	59,353	59,337
Disposals and immaterial others	(16)	35

Balance at end of year	59,337	59,372

Goodwill resulting from the business combinations has been allocated to the single reporting unit of the Company. For the years ended December 31, 2021, 2022 and 2023, the Company performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Company’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying amount, and therefore the Company’s goodwill was not impaired. As of December 31, 2023, there had not been any accumulated goodwill impairment provided.

F-3
4

10.	INTANGIBLE ASSETS
Intangible assets were as follows (RMB in millions):

	2022	2023
Intangible assets to be amortized
Business Relationship (Representing the relationship with the travel service providers and other business partners)	1,872	1,878
Technology	610	610
Others	799	796
Intangible assets not subject to amortization
Trade mark	11,776	11,773
Others	161	159

	15,218	15,216

Less: accumulated amortization
Intangible assets to be amortized
Business Relationship	(1,485)	(1,617)
Technology	(610)	(610)
Others	(381)	(425)

	(2,476)	(2,652)

Net book value
Intangible assets to be amortized
Business Relationship	387	261
Technology	—	—
Others	418	371
Intangible assets not subject to amortization
Trade mark	11,776	11,773
Others	161	159

	12,742	12,564

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
Amortization expense for the years ended December 31, 2021, 2022 and 2023 was approximately RMB295 million, RMB240 million and RMB187 million respectively.
The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows (RMB in millions):

Amortization
2024	182
2025	156
2026	53
2027	53
2028	35

479

11.	LEASES
The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining lease terms of one
to nine years.
Operating lease costs were RMB439 million,
RMB416 million and RMB235 million
for the years ended December 31, 2021, 2022 and 2023, respectively.

F-3
5

Supplemental cash flow information related to leases were as follows (RMB in millions):

	2022	2023
Cash paid for the rentals included in the lease liabilities	436	309
Right-of-use assets obtained in exchange for operating lease liabilities	520	149
As
of December 31, 2022 and 2023, supplemental consolidated balance sheet information related to leases were as follows (RMB in millions):

	2022	2023
Right-of-use assets	819	641
Current lease liabilities included within Other payables and accruals (Note 16)	274	140
Long-term lease liabilities	534	477

Total lease liabilities	808	617

Weighted average remaining lease term	5 years	6 years
Weighted average discount rate	4.4%	4.6%
Maturities of lease liabilities are as follows (RMB in millions):

As of December 31,2023
2024	212
2025	136
2026	95
2027	44
2028	58
Thereafter	152

Total operating lease payments	697
Less: imputed interest	(80)

Total	617

As of December 31, 2022, and 2023, the operating lease arrangements of the Company, primarily for offices premises, that have not yet commenced is immaterial. For the years ended December 31, 2021, 2022 and 2023, the variable lease costs, short-term lease costs and sub-lease
income are immaterial.

12.	SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

	2022	2023
	RMB (in millions)
Short-term bank borrowings and current portion of long-term loan (Note 17)	28,398	21,197
Exchangeable Senior Notes	4,204	3,696
Securitization debt	72	964

Total	32,674	25,857

Loans from Commercial Banks
As of December 31, 2023, the Company has recorded short-term bank borrowings of RMB21.2 billion (US$3.0 billion) in the aggregate, of which RMB1.9 billion (US$0.3 billion) were collateralized by short-term and long-term investments of RMB2.0 billion (US$0.3 billion). The weighted average interest rate for the outstanding borrowings was approximately 2.50%.
The short-term borrowings contain covenants including, among others, those related to certain financial metrics, liens, consolidation, merger and sale of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2022 and
2023.
Exchangeable Senior Notes
On July 13, 2020, the Company issued exchangeable senior notes due 2027 (the “Exchangeable Senior Notes”) at an aggregate principal amount of US$500 million. The Exchangeable Senior Notes are due on July 1, 2027 and bears interest of 1.5% per annum, which will be paid semi-annually beginning on January 1, 2021. The Exchangeable Senior Notes may be converted, at an initial conversion rate of 24.7795
ADSs of H World Group Limited (formerly known as Huazhu Group Limited), or H World, per US$
1,000 principal amount of the Notes (which represents an initial conversion price of US$40.36 per H World ADS) at each holder’s option. Since the exchange option is not indexed to the Company’s own stock, the scope exception prescribed in ASC 815-10-15-74 is not met and exchange option is subject to the derivative accounting. Therefore, the Company elects to account for and measures the Exchangeable Senior Notes in its entirety at fair value. As of December 31, 2022, and 2023, the fair value of the Exchangeable Senior Notes amounted to RMB4.2 billion (US$609 million) and RMB3.7 billion (US$521 million), respectively. For the year ended December 31, 2022 and 2023, the change in fair value (loss)/gain were RMB(97) million (US$(14) million) and RMB623 million (US$88 million), respectively, which was recorded in “Other income/(expense)”.

F-3
6

Since December 31, 2022, RMB4.2 billion of Exchangeable Senior Notes are reclassified as short-term debt because the holders had a non-contingent
option to require the Company to repurchase for cash all or any portion of their Exchangeable Senior Notes on July 1, 2023. In addition, starting from July 1, 2023 to the Exchangeable Senior Notes’ maturity date, the holders have the right to exchange all or any portion of the notes for the ADSs of H World Group Limited that are held by the Company. Therefore, the Exchangeable Senior Notes remained as short-te
r
m classification as of December 31, 2023.
Securitization debt
As of December 31, 2023, securitization debt represents the revolving debt securities which are collateralized by the receivables related to financial services. The revolving debt securities have the term of less than
12
months with the annual interest rate from
2.80
% to
6.00
%.

13.	RELATED PARTY TRANSACTIONS AND BALANCES
Significant related party transactions were as follows (RMB in millions):

	2022	2023

Commissions/service fee from Tongcheng Travel (a)	148	253
Commissions from H World (a)	55	248
Commissions from BTG (a)	38	129
Service fee from Shangcheng (b)	172	200
Commissions/service fee to Tongcheng Travel (c)	21	51
Loans provided to Lvyue (d)	224	20
Repayment of loan from Lvyue (d)	100	89

(a)
Tongcheng Travel (an equity method investee of the Company), H World (which has a director in common with the Company and a director who is a family member of one of the Company’s officers) and BTG (an equity method investee of the Company), have entered into agreements with the Company, respectively, to provide hotel rooms for its end users. The transactions above represent the commissions earned from these related parties. The Company also provides technology service to Tongcheng Travel and earns a service fee.

(b)
The Company provided Shangcheng, an equity method investee of the Company, the access to the platform of the Company for Shangcheng to provide financial services to the Company’s users. In exchange, the Company receives technology service fees from Shangcheng. In 2022 and 2023, the total technology service fees from Shangcheng amounted to RMB
172 million and RMB200 million.

(c)
The Company entered into agreements with Tongcheng Travel, under which Tongcheng Travel uses its platform to promote the hotel rooms provided by the Company’s travel suppliers. In addition, the Company and Tongcheng Travel also provide marketing and other services to each other and earn service fee.

(d)
In 2022
 and 2023
, the Company provided loans of RMB224
million and RMB20
million to Lvyue (an equity method investee of the Company), with repayment terms of
 3~15
months. In 2022 and 2023, Lvyue repaid RMB
113 million and RMB90
million of the loan and interest to the Company, respectively. For the years ended December 31, 2022 and 2023, the total interest income from Lvyue amounted to RMB
18 million and RMB7 million.

Significant balances with related parties were as follows (RMB in millions):

	2022	2023

Due from related parties, curren t :
Trade related
Due from Tongcheng Travel	1,253	2,268
Due from others	265	404
Non-trade related
Due from Related Lvyue	178	115
Due from Related Tujia	52	55
	1,748	2,842

Due from related parties , non-current:
Non-trade related
Due from others	25	25

	25	25

Due to related parties , current:
Trade related
Due to Tongcheng Travel	25	27
Due to others	131	276

	156	303

F-3
7

14.	EMPLOYEE BENEFITS
The Company’s employee benefit

primarily related to the fu
ll-ti
me employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, housing fund, unemployment insurance and pension benefits. The PRC subsidiaries and VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations
and
make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical
and
pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.
The Company also makes payments for the benefit
s
of employees employed by subsidiaries outside of the PRC.
The total expenses recorded
for
such employee benefits amounted to RMB
1.8
 billion, RMB
1.9
 billion and RMB
2.2
 billion for the years ended December 31, 2021, 2022 and 2023 respectively.

15.	TAXATION
Cayman Islands
Under
the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Singapore
The Company’s subsidiaries incorporated in Singapore are subject to Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.
Hong Kong
The
Company’s subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years 2021, 2022 and 2023, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong was taxed at a rate of 8.25%, while the remaining profits were taxed at the 16.5% tax rate.
Mainland China
The
Company’s subsidiaries and VIEs registered in mainland China are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.
The PRC EIT

laws apply a general enterprise income tax rate of
25
% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments are granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a High and New Technology Enterprise (“HNTE”). The HNTE certificate is effective for a period of three years. Further, preferential EIT rates are available for qualified Software Enterprises whereby entities are entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a

50
% reduction for the subsequent
three calendar years
.
Ctrip Computer Technology
, Ctrip Travel Information, Ctrip Travel Network, Qunar Software, Qunar Beijing, Beijing Hujinxinrong Technology Co., Ltd, Ctrip Business Travel Information Service (Shanghai) Co., Ltd. and Shanghai Xielv Information Technology Co., Ltd. are qualified as HNTEs for the years ended December 31, 2021, 2022 and 2023, which entitled the entity a preferential tax rate of 15%
. Certain subsidiaries were entitled a reduced tax rate as qualified Software Enterprise for the years presented and such tax benefit expired at the end of the five-year period on December 31, 2023.
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
Pursuant to the PRC EIT Law, effective January

1, 2008, a 10% withholding income tax is imposed for dividends distributed by foreign invested enterprises (“FIE”) to their immediate holding companies outside mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5%
withholding tax rate. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. Prior to 2023, the Company intended to indefinitely reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities.

In
2023, the Company decided to distribute earnings of its FIE subsidiaries in onshore PRC entities to their immediate foreign holding company in Hong Kong, withholding income tax at 5% tax rate with the amount of RMB
835
million was accrued accordingly, among which
RMB7.2 billion earnings have been distributed in 2023 with
RMB

million associated withholding tax being paid. As of December 31, 2023, the Company has accrued withholding tax liabilities associated with all of its earnings expected to be distributed from its FIEs in mainland China to overseas, except for unrecognized deferred tax liabilities of RMB1.2

billion
related to the remaining undistributed earnings that the Company still intends to indefinitely reinvest in the mainland China.
Income/(loss) from domestic and foreign components before income tax expenses and equity in (loss)/income of affiliates (RMB in millions):

	2021	2022	2023
Domestic	2,615	3,501	13,368
Foreign	(3,086)	(866)	(2,688)

Total	(471)	2,635	10,680

The
income/(loss) from foreign components mainly includes the gain/(loss) from the fair value changes of equity securities investments and exchangeable senior notes, impairments for investments, share-based compensation charges, foreign exchange gain/(loss) and interest income/(loss) incurred in its overseas companies.
The income tax expenses from domestic components for the years ended December 31, 2021, 2022 and 2023 was RMB373 million, RMB476 million and RMB875 million, respectively. The income tax (benefits)/expenses from foreign components for the years ended December 31, 2021 and 2022 and 2023 was
RMB(103) million, RMB206 million and RMB875 million, respectively.
Composition of income tax expense
The current and deferred portion of income tax expense were as follows (RMB in millions):

	2021	2022	2023

Current income tax expense	607	387	2,511
Deferred tax (benefit)/expense	(337)	295	(761)

Income tax expense	270	682	1,750

Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation between 25% which is the PRC statutory tax rate and the Company’s effective tax rate were as follows:

	2021	2022	2023

Statutory tax rate	25%	25%	25%
Non-deductible expenses and non-taxable income incurred
— Share-based compensation expenses	(89%)	6%	2%
— Change in fair value of equity securities investments and exchangeable senior notes	(21%)	(22%)	3%
— Others	1%	(2%)	(2	% )
R&D expense super deduction	65%	(16%)	(6	% )
Effect of preferential tax treatments inside mainland China	75%	(7%)	(10	% )
Difference in tax rates of subsidiaries outside mainland China	(37%)	19%	1%
Changes in valuation allowance	(76%)	23%	(5	% )
Withholding tax on the earnings distributed and anticipated to be remitted	—	—	8%

Effective EIT rate	(57%)	26%	16%

The change in the Company’s effective tax rates from year over year is primarily attributable to the tax differences from certain subsidiaries with preferential tax rates, changes in deferred tax liabilities relating to withholding tax, the non-deductible
expenses and tax effects from investing activities.
The provisions for income taxes for the years ended December 31, 2021, 2022 and 2023 differ from the amounts computed by applying the EIT primarily due to preferential tax treatments enjoyed by certain subsidiaries and the VIEs of the Company
.
The following table sets forth the effect of preferential tax treatments on China operations:

	2021	2022	2023

	RMB (in millions, except per share data)

Preferential tax treatments effect	359	183	826
Basic net income per ADS effect	0.57	0.28	1.27
Diluted net income per ADS effect	0.57	0.28	1.23

F-3
9

The impacts on effective tax rates from the Company’s subsidiaries with different tax rates of subsidiaries outside mainland China and preferential tax treatments are as follows:

		2021	2022	2023
Ctrip Computer Technology	15%	31.9%	(2.7%)	(3.1	% )
Ctrip Travel Information	15%	(4.1%)	0.2%	(0.1	% )
Ctrip Travel Network	15%	16.0%	(2.7%)	(3.2	% )
Chengdu Information	15%	7.3%	(0.8%)	(0.8	% )
Beijing Hujinxinrong Technology Co., Ltd	15%	14.3%	(2.2%)	(0.7	% )
The Company and its subsidiaries in Hong Kong, Singapore, UK and Cayman Islands	0%-23.5%	(38.8%)	19.6%	1.4%
Qunar and subsidiaries	15%	6.6%	(0.2%)	(1.6	% )
Others	various	4.8%	0.8%	(0.9	% )

Total		38.0%	12.0%	(9.0	% )

Significant components of deferred tax assets and liabilities were as follows (RMB in millions):

	2022	2023
Deferred tax assets
Accrued expenses	893	1,044
Loss carry forwards	1,646	1,406
Accrued liability for rewards programs	56	177
Accrued staff related expenses	42	395
Others	200	476
Less: Valuation allowance of deferred tax assets	(1,513)	(922)

	1,324	2,576
Deferred tax liabilities:
Recognition of intangible assets arise from business combinations and unrealized holding gain	(3,487)	(3,350)
Withholding tax on undistributed earnings	—	(475)

Net deferred tax liabilities	(2,163)	(1,249)

Movement of valuation allowances were as follows (RMB in millions):

	2021	2022	2023

Balance at beginning of year	589	892	1,513
Changes in current year	303	621	(591)

Balance at end of year	892	1,513	922
As of December 31, 2022, and 2023, valuation allowance of RMB1,513 million and RMB
922 million was mainly provided for net operating tax loss carry forwards related to certain subsidiaries and the VIEs
based on the assessment that it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow the Company to realize more of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.
As of December 31, 2023, the accumulated net operating loss of RMB3,942 million of the Company’s subsidiaries incorporated in Singapore, Hong Kong, the Netherlands, UK, can be carried forward indefinitely to offset future taxable income, the remaining accumulated net operating loss of RMB3,227 million mainly arose from the Company’s subsidiaries and consolidated VIEs established in the Chinese mainland and Japan, which can be carried forward to offset future taxable income. The remaining accumulated net operating loss will expire during the period from 2024 to 2028.
As of December 31, 2022 and 2023, the unrecognized tax benefit and accrual is nil.
Tax years subject to examination by major jurisdictions
In general, the PRC and the UK tax authorities have up to five years or four years to review a company’s tax filings, respectively. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2019 through 2023 and the Company’s UK subsidiaries for tax years 2020 through 2023 remain subject to the review by the relevant tax authorities.

F-
40

16.	OTHER PAYABLES AND ACCRUALS
Components of other payables and accruals were as follows (RMB in millions):

	2022	2023

Accrued operating expenses	5,235	5,617
Deposits received from travel suppliers and packaged tours users	942	1,119
Payable related to acquisition and investments	294	—
Current lease liabilities (Note 11)	274	140
Interest payable	43	143
Others	625	963

Total	7,413	7,982

17.	LONG-TERM DEBTS

	2022	2023

	RMB (in millions)
Long-term loans	13,144	19,061
2025 Notes	33	34
Securitization debt	—	4

Total	13,177	19,099

As of December 31, 2022, and 2023, the fair value of the Company’s long-term debt, based on Level 2 inputs, was RMB13.2 billion and RMB19.1 billion, respectively.
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
Each holder of the 2025 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on July 1, 2020 (the “Early Redemption Right”). In addition, if a fundamental change occurs, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on the date notified in writing by the Company in accordance with the indenture for the 2025 Notes. The Company believes that the likelihood of occurrence of the fundamental change is remote. The 2025 Notes are generally not redeemable prior to the maturity date of July 1, 2025, except that the Company may, at its option, redeem all but not part of the 2025 Notes if the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction. As of December 31, 2023, there has been no such change in tax laws occurred.
In
2020, as a result of exercise of the Early Redemption Right by certain debt holders, the Company redeemed US$395 million (RMB2.8 billion) aggregate principal amount of the 2025 Notes as requested by the holders. As of December 31, 2023, the balance of 2025 Notes was RMB34 million.
The Company accounted for the respective 2025 Notes as a single instrument as a long-term debt. The debt issuance cost was recorded as reduction to the long-term debts and are amortized as interest expense using the effective interest method.

F-4
1

Long-term Loans from Commercial Banks
As of December 31, 2023, the Company’s long-term loans included long-term bank borrowings of
RMB22.5 billion (US$3.2 billion
) in aggregate, of which the current portion of
RMB3.4
billion was classified as short-term debt (Note 12) and the remaining
RMB19.1
billion was
reported as long-term debt.
The Company’s long-term bank loans were substantially credit borrowings and the weighted average interest rate for the outstanding borrowings was approximately
5.72
%
as of
December 31, 2023
.
As of December 31, 2023, the Company has loan facilities up to RMB21.3 billion, and RMB2.1 billion was unused under such facilities. The Company was in compliance with the applicable financial covenants with respect to certain financial metrics as of December 31, 2023.
As of December 31, 2023, the long-term loans will be due according to the following schedule:

As of December 31, 2023
RMB (in millions)
2024	3,451
2025	10,612
2026	8,436
2027	—
2028	—
Thereafter	13

Total	22,512

18.	SHARE CAPITAL
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
billion.

19.	(LOSSES)/EARNINGS PER SHARE
Basic (losses)/earnings per share and diluted (losses)/earnings per share were calculated as follows (RMB in millions, except for share and per share data):

	2021	2022	2023
Numerator:
Net (loss)/income attributable to Trip.com Group Limited	(550)	1,403	9,918
Eliminate the dilutive effect of interest expense of convertible notes	—	—	1

Numerator for diluted earnings per share	(550)	1,403	9,919

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding	634,109,233	648,380,590	652,859,211
Dilutive effect of convertible notes	—	—	89,065
Dilutive effect of share options and RSUs	—	8,712,236	18,113,964

Denominator for diluted earnings per ordinary share	634,109,233	657,092,826	671,062,240

Basic (losses)/earnings per ordinary share	(0.87)	2.17	15.19

Diluted (losses)/earnings per ordinary share	(0.87)	2.14	14.78

Basic (losses)/earnings per ADS	(0.87)	2.17	15.19

Diluted (losses)/earnings per ADS	(0.87)	2.14	14.78

All the convertible senior notes were included in the computation of diluted EPS in 2023. All the convertible senior notes had anti-dilutive impact and were excluded in the computation of diluted EPS in 2021 and 2022.
For the years ended December 31, 2021, 2022 and 2023, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings/(losses) per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2021	2022	2023
Convertible Notes	1,245,966	906,820	—
Outstanding weighted average stock options and RSUs	6,756,940	18,155,730	4,583,793

	8,002,906	19,062,550	4,583,793

20.	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of December 31, 2023, the Company had outstanding capital commitments totaling RMB24 million, which consisted of capital expenditures of property, equipment and software.
Deposits under guarantee arrangement
In connection with its air ticketing business, the Company is required by an affiliate of Civil Aviation Administration of China (“CAAC”) and International Air Transport Association (“IATA”) to enter into guarantee arrangements and to pay deposits of which the amount is indexed to the air ticket the Company could issue. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2023, the total quota of the air tickets that the Company was entitled to issue was up to RMB1.1 billion. The total amount of the deposit the Company paid was RMB147 million.
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
Contingencies
The Company is not currently a party to any pending material litigation or legal proceeding or claims.
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
The following table presents revenue by geographic area, the Greater China and all other countries, based on the geographic location of its Online Channels for the year ended December 31, 2021, 2022 and 2023. No revenue result from an individual country other than the Greater China accounted for more than 10% of revenue for the presented years.

	2021	2022	2023
	RMB (in millions)
Total Revenue
The Greater China	18,423	16,326	38,668
Others	1,606	3,729	5,894

	20,029	20,055	44,562

22.	SUBSEQUENT EVENTS
No subsequent event which had a material impact on the Company was identified through the date
of issuance of the financial statements.

F-4
3