Form 20-F
period 2024-12-31
Trip.com Group Ltd
filed 2025-04-11
CIK 1269238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 653,270,717 ordinary shares, par value US$0.00125 per share, as of December 31, 2024.
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

FORWARD-LOOKING STATEMENT

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include, among other things:

•	our operations and business prospects;

•	our anticipated growth strategies;

•	our future business development, results of operations, and financial condition;

•	competition for, among other things, capital, technology and skilled personnel;

•	our ability to continue to control costs and maintain profitability;

•	changes to regulatory and operating conditions in the industry and geographical markets in which we operate;

•	our dividend policy; and

•	the expected development in the overall economy and demand for travel services globally.

The forward-looking statements included in this annual report on Form 20-F are subject to risks, uncertainties, and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors described under “Item 3. Key Information—D. Risk Factors,” included elsewhere in this annual report on Form 20-F. These risks are not exhaustive. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. You should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an evolving environment. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

Our Company

We are a leading global one-stop travel service provider, integrating a comprehensive suite of travel products and services and differentiated travel content. Leveraging our one-stop-shop model, high-quality service, and advanced technology, we are consistently expanding our global reach. We are the go-to destination for travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience.

Our Platform

Our one-stop travel platform connects our users and our ecosystem partners. Leveraging our AI capabilities and travel insights accumulated over the past years, we have evolved from an emerging online travel transaction platform to a one-stop travel platform integrating a comprehensive suite of travel products and services and differentiated travel content and connecting users and ecosystem partners from around the world. Our platform aggregates our product and service offerings, reviews and other content shared by our users based on their real travel experiences, and original content from our ecosystem partners to enable leisure and business travelers to have easy access to enjoyable travel experiences and make informed and cost-effective bookings.

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

Omni-Channel Touchpoints for Users. We are committed to providing each user with a personalized, convenient, enjoyable, and inspirational travel experience. Our online channels consist of our mobile applications, other mobile access channels, and websites. Our online reservation and fulfillment infrastructure enables our users to explore, search, reserve, and purchase travel products and other value-added services through our online channels. For the year ended December 31, 2024, over 90% of our total transaction orders were executed through our mobile channels. Our Trip.com app has become one of the most downloaded online travel agent (OTA) apps in many markets, such as South Korea, Singapore, Thailand and Hong Kong. We also maintain localized websites across the world.

In addition, we maintain nine customer service centers and 16 call centers globally to strengthen our competitive advantage in online channels. We have offline stores with our business partners to serve our users who prefer an in-person experience. In our offline stores, we provide users with one-stop services, such as travel consultation services and other local support and assistance.

Open Platform for Ecosystem Partners. We adopted an open platform business model to attract and facilitate customized travel offerings by ecosystem partners covering various sectors in the travel vertical. Our open platform strategy allows ecosystem partners to join our open platform and directly post their own product and service offerings on our platform alongside products and services that are negotiated with business partners and offered by us.

Our ecosystem partner base includes hotels and other accommodation providers, airlines and other air ticket partners, train ticket partners, car rental companies, bus operators, ferry carriers, other travel agencies from whom we source travel products and services, and value-added service partners. We also opened up our platform to international partners, search engines, e-commerce platforms, and other channels to expand their business opportunities and increase the offerings available to our users. As of December 31, 2024, our open platform provided approximately 1.5 million global accommodation listings, offered flights from over 640 airlines, and had a network of over 65,000 other ecosystem partners. With our global user base, we are well-positioned to forge partnerships with various participants in the global travel ecosystem and expand our global presence.

Our Products and Services

We offer accommodation reservation, transportation ticketing, packaged tours, and corporate travel management services, as well as other travel-related services to meet the various booking and traveling needs of both leisure and business travelers through our travel platform. We began offering accommodation reservation and transportation ticketing services in October 1999. Over the past two decades, we have been driving the transformation of travel experience and the adoption of online- and mobile- based travel booking solutions for leisure and business travelers. We capture evolving user preferences and provide travel content as well as travel products and services to make travel effortlessly enjoyable. In addition, we offer various other products and services, including packaged-tour and in-destination activity products and services, corporate travel management services, and other travel-related services, such as car services, travel-related financing and insurance, and visa services to meet the various booking and traveling needs of both leisure and business travelers. Our users also have access to both user-generated and professionally-generated content through personalized content feeds and our search tools.

Our Continued Global Expansion

We are steadily increasing our influence in target markets around the world. In particular, the Asia-Pacific region is among the fastest-growing regions for travel consumption globally, driven by a rapid shift from offline to online and mobile services. Our omni-channel user service and support approach is a natural fit for this paradigm shift and has enabled us to accomplish strong growth momentum in the Asia-Pacific region and elsewhere.

Our Financial Information

We experienced significant growth from 2022 to 2024. Our total revenues increased by 122% from RMB20.0 billion in 2022 to RMB44.6 billion in 2023, and further by 20% to RMB53.4 billion (US$7.3 billion) in 2024. In 2022, 2023, and 2024, we recorded net income of RMB1.4 billion, RMB10.0 billion, and RMB17.2 billion (US$2.4 billion), respectively.

We generate our revenues through the following businesses:

Accommodation Reservation. Accommodation reservation revenue constitutes a significant source of our revenues. In 2022, 2023, and 2024, our accommodation reservation revenue was RMB7.4 billion, RMB17.3 billion, and RMB21.6 billion (US$3.0 billion), representing 37%, 39%, and 40% of our total revenues, respectively.

We generate substantially all of our accommodation reservation revenue through commissions from hotel reservation partners through our platform. We recognize revenues when the reservation becomes non-cancelable, which is the point at which we complete our performance obligation in accommodation reservation services.

Transportation Ticketing. In 2022, 2023, and 2024, our transportation ticketing revenue was RMB8.3 billion, RMB18.4 billion, and RMB20.3 billion (US$2.8 billion), representing 41%, 41% and 38% of our total revenues, respectively.

We operate our transportation ticketing business primarily through our wholly-owned subsidiaries, the VIEs and VIEs’ subsidiaries, and a network of ecosystem partners. Commissions from ticketing reservations rendered are recognized when tickets are issued as this is when our performance obligation is satisfied. Revenues from other related services are recognized at the time when the services are rendered.

Packaged tours. In 2022, 2023, and 2024, our packaged-tour revenue was RMB797 million, RMB3.1 billion, and RMB4.3 billion (US$594 million), respectively. We bundle the packaged-tour products and services and receive referral fees from ecosystem partners for packaged-tour products and services through our platform. Referral fees are recognized on the departure date of the packaged tours as this is when our performance obligation is satisfied.

Corporate Travel. Our corporate travel revenue primarily includes commissions from transportation ticketing booking, accommodation reservation, and packaged-tour services rendered to corporate clients. In 2022, 2023, and 2024, revenue from our corporate travel services was RMB1.1 billion, RMB2.3 billion, and RMB2.5 billion (US$343 million), respectively. We contract with corporate clients based on a service fee model. Travel reservations are made via online and offline services for transportation ticketing booking, accommodation reservation, and packaged-tour services. Corporate travel revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.

Other Businesses. Our other businesses primarily consist of online advertising services and financial services. In 2022, 2023, and 2024, revenue from other business was RMB2.5 billion, RMB3.5 billion, and RMB4.6 billion (US$634 million), respectively. Advertising revenue is recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements. The financial service revenue mainly represents the platform service fees from third-party financial institutions that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period.

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statements of (loss)/income data for the years ended December 31, 2022, 2023, and 2024 and the selected consolidated balance sheets data as of December 31, 2023 and 2024 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of (loss)/income data for the years ended December 31, 2020 and 2021 and the selected consolidated balance sheets data as of December 31, 2020, 2021, and 2022 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	For the Years Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Selected Consolidated Statements of (Loss)/Income Data
Net revenues	18,316	20,023	20,039	44,510	53,294	7,302
Cost of revenues	(4,031)	(4,598)	(4,513)	(8,121)	(9,990)	(1,368)

Gross profit	14,285	15,425	15,526	36,389	43,304	5,934
Operating expenses
—Product development(1)	(7,667)	(8,992)	(8,341)	(12,120)	(13,139)	(1,800)
—Sales and marketing(1)	(4,405)	(4,922)	(4,250)	(9,202)	(11,902)	(1,631)
—General and administrative(1)	(3,636)	(2,922)	(2,847)	(3,743)	(4,086)	(560)

Total operating expenses	(15,708)	(16,836)	(15,438)	(25,065)	(29,127)	(3,991)

(Loss)/Income from operations	(1,423)	(1,411)	88	11,324	14,177	1,943
Net interest income/(expense) and other income/(expense)	198	940	2,547	(644)	2,826	387

	For the Years Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
(Loss)/Income before income tax expense and equity in (loss)/income of affiliates	(1,225)	(471)	2,635	10,680	17,003	2,330
Income tax expense	(355)	(270)	(682)	(1,750)	(2,604)	(357)
Equity in (loss)/income of affiliates	(1,689)	96	(586)	1,072	2,828	387
Net (loss)/income	(3,269)	(645)	1,367	10,002	17,227	2,360

Net loss/(income) attributable to non-controlling interests and mezzanine classified non-controlling interests	62	95	36	(84)	(160)	(22)
Accretion to redemption value of redeemable non-controlling interests	(40)	—	—	—	—	—
Net (loss)/income attributable to Trip.com Group Limited	(3,247)	(550)	1,403	9,918	17,067	2,338
(Losses)/Earnings per ordinary share data:
(Losses)/Earnings per ordinary share(2)(3), basic	(5.40)	(0.87)	2.17	15.19	26.10	3.58
(Losses)/Earnings per ordinary share(2)(3), diluted	(5.40)	(0.87)	2.14	14.78	24.78	3.39
Weighted average ordinary shares outstanding(3), basic	600,888,208	634,109,233	648,380,590	652,859,211	654,035,399	654,035,399
Weighted average ordinary shares outstanding(3), diluted	600,888,208	634,109,233	657,092,826	671,062,240	688,704,882	688,704,882

	As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Balance Sheets Data
Cash and cash equivalents	18,096	19,818	17,000	41,592	48,439	6,636
Restricted cash	1,319	1,378	1,487	2,391	2,654	364
Short-term investments	24,820	29,566	25,545	17,748	28,475	3,900
Current assets	58,011	66,108	61,435	88,732	112,120	15,360
Investments	47,943	44,961	50,177	49,342	47,194	6,466
Total assets	187,249	191,859	191,691	219,137	242,581	33,233
Current liabilities	58,369	66,218	61,239	72,411	74,010	10,139
Long-term debt	22,718	11,093	13,177	19,099	20,134	2,758
Total liabilities	85,682	81,403	78,672	96,131	99,099	13,576
Mezzanine equity	—	—	—	—	743	102

	As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Share capital	6	6	6	6	6	1
Total Trip.com Group Limited shareholders’ equity	100,354	109,677	112,283	122,184	141,807	19,427
Non-controlling interests	1,213	779	736	822	932	128
Total shareholders’ equity	101,567	110,456	113,019	123,006	142,739	19,555

Notes:

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Years Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Product development	964	802	567	870	976	134
Sales and marketing	159	149	115	158	171	24
General and administrative	750	730	506	806	895	123

(2)	Each American depositary share, or ADS, represents one ordinary share.

(3)

On March 18, 2021, we effected a change to our authorized share capital by a one-to-eight subdivision of shares. Concurrently, we effected a proportionate change in our ADS to ordinary share ratio from eight ADSs representing one ordinary share to one ADS representing one ordinary share. Such changes have been reflected retrospectively throughout this document.

In the tables above and elsewhere in this annual report, any discrepancies between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. In calculating our operating data presented in this annual report, we primarily present that of our Ctrip brand and Trip.com brand combined, unless otherwise indicated, except that gross merchandise volume (GMV), the gross area of our leased properties and facilities, and the number of our employees represent those of our company as a whole.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2993 to US$1.00, which was the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The exchange rate in effect as of April 4, 2025 was RMB7.2803 to US$1.00. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

Our Holding Company Structure and Contractual Arrangements with the VIEs

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs as of December 31, 2024.

Notes:

(1)	Indirectly owned through Blossom International Holding (formerly known as Trip.com International), a Cayman Islands company.

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

Trip.com Group Limited is not an operating company but a Cayman Islands holding company with no equity ownership in the VIEs. Our operations in China are conducted through (i) our PRC subsidiaries, and (ii) the VIEs with which we maintain contractual arrangements and their PRC subsidiaries. PRC laws and regulations prohibit foreign investment in internet and other related businesses. Accordingly, these businesses are operated in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs, and their shareholders to direct the business operations of the VIEs. Such structure enables investors to share economic interests in companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. The significant VIEs and VIEs’ subsidiaries that Trip.com Group Limited consolidates under U.S. GAAP include (i) Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce (VIE), which holds a value-added telecommunications business license and mainly provides online advertising services, (ii) Shanghai Huacheng Southwest International Travel Agency Co., Ltd., or Shanghai Huacheng (VIE), which holds a travel agency operation license and mainly provides domestic, inbound, and outbound tour services, and air-ticketing services, and (iii) Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing (VIE), which holds the licenses, approvals, and key assets such as mobile application and website that are essential to the business operations of our Qunar brand. Prior to December 2024, Chengdu Ctrip Travel Agency Co., Ltd. was another significant VIE that Trip.com Group Limited consolidated under U.S. GAAP. In December 2024, we terminated the contractual arrangements with Chengdu Ctrip Travel Agency Co., Ltd. and acquired it as our wholly-owned subsidiary.

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements by and among our PRC subsidiaries, the VIEs, and their respective shareholders, as a whole, have not been tested in a court of law in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” for the relevant risk factors.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in certain businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions relating to areas such as the use of contractual arrangements in certain industries, regulatory approvals on overseas offerings and listings by, and foreign investment in, issuers with operations in China, the use of the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. As the regulatory developments relating to these areas may change from time to time, substantial uncertainties remain in relation to their interpretation and implementation. It also remains uncertain whether we will comply with the regulatory requirements, including but not limited to filings or approvals, from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities in all material respects. In addition, if future regulatory developments mandate clearance of cybersecurity review or other specific actions to be completed by companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, regulatory actions relating to data security or anti-monopoly concerns in Hong Kong or Macao do not have a material impact on our ability to conduct business, accept foreign investment in the future, continue to list on a United States stock exchange, or maintain our listing status on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange. However, new regulatory actions relating to data security or anti-monopoly concerns in Hong Kong or Macao may be taken in the future, and there can be no assurance as to whether such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, continue to list on a United States stock exchange, or maintain our listing status on the Hong Kong Stock Exchange. We face risks and uncertainties associated with not only these statements and regulatory actions, but also the prospective uncertainties as to the inability of the Public Company Accounting Oversight Board, or the PCAOB, to completely inspect registered public accounting firms headquartered in mainland China (including our independent auditor). These risks may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other exchange outside China, and could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, please refer to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Multi-jurisdictional Operations.”

The PRC government’s significant authority in regulating our operations in China and its oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline. In addition, risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Multi-jurisdictional Operations—The PRC government’s significant oversight and discretion over our business operations and uncertainties with respect to the PRC legal system could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

As used in this annual report, “we” or “our company” refers to Trip.com Group Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries, if applicable, in China, primarily including Shanghai Ctrip Commerce Co., Ltd., Shanghai Huacheng Southwest International Travel Agency Co., Ltd., and Beijing Qu Na Information Technology Co., Ltd. Investors in the ADSs are not purchasing any equity interest in the VIEs in China but instead are purchasing the equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China; “China” or “PRC” refers to the People’s Republic of China, and, unless the context requires otherwise and solely for the purpose of this annual report such as describing legal or tax matters, authorities, entities, or persons, excludes the Hong Kong Special Administrative Region of the People’s Republic of China, or Hong Kong or Hong Kong S.A.R., the Macao Special Administrative Region of the People’s Republic of China, or Macao or Macao S.A.R., and Taiwan region of the People’s Republic of China; “variable interest entities” or “VIEs” refers to variable interest entities, which are companies incorporated in China that have entered into a series of contractual arrangements with their respective shareholders and our PRC subsidiaries; “Qunar” refers to Qunar Cayman Islands Limited, a Cayman Islands exempted company, and unless the context requires otherwise, includes its predecessor entities, its subsidiaries, and the variable interest entity of which Trip.com Group Limited is the primary beneficiary through Qunar Cayman Islands Limited.

Financial Information Relating to the VIEs

We have consolidated the results of operations, financial position, and cash flows of the VIEs in our consolidated financial statements under U.S. GAAP. Net revenues contributed by the VIEs accounted for 22%, 23%, and 22% of our total net revenues for the years ended December 31, 2022, 2023, and 2024, respectively. The VIEs held 5% and 5% of our total assets as of December 31, 2023 and 2024, respectively. For more financial information relating to the VIEs, including condensed consolidating schedules of financial information of Trip.com Group Limited, our subsidiaries that are the primary beneficiaries of the VIEs, our other subsidiaries, and the VIEs and their subsidiaries, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Information Relating to the VIEs.”

Cash and Asset Flows Through Our Organization

Our company has established a centralized cash management policy to direct how funds are transferred between Trip.com Group Limited, our subsidiaries, and the VIEs to improve the efficiency and ensure the security of cash management, and cash is centrally managed by the treasury. Funds are transferred among Trip.com Group Limited, our subsidiaries, and the VIEs through our cash pooling structure, intercompany loans, and deposits or entrusted loans, depending on the circumstances and taking the regulatory and taxation requirements into consideration. The ability to transfer cash and other assets within our organization may be subject to conditions and restrictions pursuant to the applicable laws and regulations. For details of the cash and asset flows through our organization and the legal restrictions, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash and Asset Flows Through Our Organization.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our independent auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As a result, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the years ended December 31, 2022 and 2023, and we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Multi-jurisdictional Operations—The PCAOB had historically been unable to inspect registered public accounting firms headquartered in mainland China (including our independent auditor). The inability of the PCAOB to inspect such registered public accounting firms headquartered in mainland China (including our independent auditor) in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Multi-jurisdictional Operations—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions and Approvals Required for Our Operations

As a global company, we may be required to obtain permissions and approvals in different jurisdictions where we operate pursuant to local laws and regulations. These requirements vary depending on the jurisdiction and the nature of our operations there.

Among the jurisdictions in which we operate, our businesses in China are primarily conducted through our PRC subsidiaries and the VIEs. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Commerce & Finance Law Offices, our PRC legal counsel, our PRC subsidiaries and the VIEs have obtained all of the requisite permissions and approvals from the PRC government authorities for our accommodation reservation, transportation ticketing, packaged-tour, and corporate travel businesses, including, among others, value added telecommunications operating licenses, travel agency operation licenses, and an insurance agency license, except for certain permissions and approvals in mainland China relating to our business of providing ancillary mobility services for transportation ticketing in mainland China, which represents a nominal portion of our transportation ticketing revenues, and subject to the uncertainties with respect to the interpretation and application of PRC laws, regulations, and policies. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.” Our subsidiaries in Hong Kong also have obtained travel agency operation licenses and insurance agency licenses that are necessary for their businesses from the Hong Kong authorities, while our Macao subsidiary had substantially ceased its operations in 2023. As of the date of this annual report, we, our PRC subsidiaries, or the VIEs have not received any denial notification from the authorities in connection with the applications for the necessary permissions or approvals to conduct our business. Given the uncertainties of interpretation and implementation of the PRC laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional approvals and permissions for our business operations in the future. If we, our subsidiaries, or the VIEs do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business, and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless.

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

Therefore, in connection with our business operations and issuance or offering of securities to foreign investors, as advised by Commerce & Finance Law Offices, our PRC legal counsel, under currently effective PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs (i) are not required to obtain permissions from or complete filing procedures with the CSRC pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies for our historical issuances or offerings of securities to foreign investors that have been completed before the date of implementation of the Overseas Offering and Listing Measures, but are required to go through filing procedures with the CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares, and other securities in nature of equity) to foreign investors if we meet certain conditions set forth in the Overseas Offering and Listing Measures to be considered an indirect overseas offering and listing by a PRC domestic company, (ii) are not required to go through a cybersecurity review by the CAC for our issuance or offering of securities to foreign investors, (iii) are required to go through the examination and registration procedures with the National Development and Reform Commission, or the NDRC, for our issuance or offering of certain debt securities, as mandated by the NDRC circular, to foreign investors, and (iv) are not required to obtain any prior permission or approval from any other PRC government authorities for our issuance or offering of securities to foreign investors. If we, our subsidiaries, or the VIEs are deemed to be a critical information infrastructure operator or a network platform operator, whose network product or service purchasing or data processing activities affect or may affect national security, we would be required to go through a cybersecurity review by the CAC. As of the date of this annual report, none of our company, our subsidiaries, or the VIEs has received formal notice that it has been identified as a critical information infrastructure operator by any government authorities, nor has it been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures. As of the date of this annual report, we completed the foreign debt registrations with the NDRC for all debt offerings that were subject to such requirement, are going through filing procedures with the CSRC for a recent debt offering, and have not been required to apply for, nor have we been denied, any other permission or approval with respect to our issuance or offering of securities to foreign investors.

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

•

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.”

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

Risks Relating to Multi-jurisdictional Operations

•	We are subject to the risks of doing business globally. For more details, see “Risk Factors—Risks Relating to Multi-jurisdictional Operations—We are subject to the risks of doing business globally.”

•

We have limited experience in international markets. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected. For more details, see “Risk Factors—Risks Relating to Multi-jurisdictional Operations—We have limited experience in international markets. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected.”

•

Our business is subject to various laws across many jurisdictions, many of which are complex and evolving. For more details, see “Risk Factors—Risks Relating to Multi-jurisdictional Operations—Our business is subject to various laws across many jurisdictions, many of which are complex and evolving.”

•

The PRC government has significant influence over China’s economy and significant oversight and discretion over the conduct of our business. Uncertainties with respect to the PRC government’s actions and the PRC legal system could result in a material adverse change in our operations and/or the value of our securities. For more details, see “Risk Factors—Risks Relating to Multi-jurisdictional Operations—Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business” and “Risk Factors—Risks Relating to Multi-jurisdictional Operations—The PRC government’s significant oversight and discretion over our business operations and uncertainties with respect to the PRC legal system could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

•

The PCAOB had historically been unable to inspect registered public accounting firms headquartered in mainland China (including our independent auditor). The inability of the PCAOB to inspect such registered public accounting firms headquartered in mainland China (including our independent auditor) in the past has deprived our investors with the benefits of such inspections. For more details, see “Risk Factors—Risks Relating to Multi-jurisdictional Operations—The PCAOB had historically been unable to inspect registered public accounting firms headquartered in mainland China (including our independent auditor). The inability of the PCAOB to inspect such registered public accounting firms headquartered in mainland China (including our independent auditor) in the past has deprived our investors with the benefits of such inspections.”

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Risk Factors—Risks Relating to Multi-jurisdictional Operations—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Relating to Our Corporate Structure

•

PRC laws and regulations restrict foreign investment in certain businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in certain businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

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

Our business has evolved significantly as a result of both organic growth of existing operations and acquisitions and we may experience further developments from time to time in the future. We have significantly expanded, and may further expand, our operations and workforce, as a result of the growth of our service offerings, user base, and geographic coverage. For example, we have invested in, and may continue to invest in, organic growth by rolling out new business initiatives focusing on a diverse range of areas including expanding our one-stop travel offerings and upgrading our content capabilities. For the year ended December 31, 2024, we invested RMB13.1 billion (US$1.8 billion) in product development. If such new business initiatives fail to perform as expected, our financial condition and results of operations could be adversely affected. Our growth to date has placed, and our anticipated future operations will continue to place, significant strain on our management, systems, and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the developments of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

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

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.

As we continue to expand our global presence, our results of operations will be impacted by global economic conditions. The global macroeconomic environment is facing numerous challenges. For example, the Federal Reserve and other central banks have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict, and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. There also have been concerns about the relationship between China and certain other countries, which may potentially have economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, financial condition, and results of operations.

General declines or disruptions in the travel industry may materially and adversely affect our business and results of operations.

Our business is significantly affected by the trends that occur in the travel industry globally, including the accommodation reservation, transportation ticketing, and packaged-tour and in-destination activity sectors. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Other trends or events that tend to reduce travel and are likely to reduce our revenues include:

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

•	any travel restrictions in the world.

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

Global pandemics, epidemics , or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, could disrupt the travel industry and our business operations , reduce or restrict demand for travel and travel-related products and services, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Any one or more of these events or recurrences may adversely affect our sales results, even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

During the COVID-19 pandemic, we experienced a significant decline in travel demand resulting in significant user cancelations and refund requests and reduced new orders relating to international and domestic travel and lodging. The supply of domestic transportation tickets and international air tickets was also adversely and significantly affected in response to comprehensive containment measures. We actively assisted our users in their cancelation and refund requests and worked with our ecosystem partners to prepare for difficult market conditions, for which we incurred significant cash outflows. Our ecosystem partners’ abilities to timely deliver products and services and respond to rescheduling or cancelation requests was adversely affected for similar reasons. In response to the COVID-19 pandemic, we swiftly adopted cost control measures to mitigate the significant slowdown in user demand.

Since the beginning of 2023, the situation has significantly improved and normalized. However, any future outbreak of contagious diseases or similar adverse public health developments, extreme unexpected bad weather, or severe natural disasters would affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly its effect on travel, could adversely affect our users’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Public policy regarding, or governmental restrictions on, travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters could materially and adversely affect our business and operating results.

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

We derive revenues and other significant benefits from our arrangements with partnered airlines. Our airline ticket partners allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. We cannot assure you that the collaboration model, terms, or pricing that we currently maintain with our airline ecosystem partners will continue to remain the same. We experienced certain changes historically and our arrangements with our airline ecosystem partners may still be subject to unilateral or bilateral changes. We cannot assure you that these changes, if any, will work in our favor. Additionally, although we currently have supply relationships with these airlines, they also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. The loss of ecosystem partner relationships or further adverse changes in major business terms with our ecosystem partners would materially impair our operating results and financial condition as we would lose an increasingly significant source of our revenues.

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

We have made and intend to continue to make strategic acquisitions in the travel industry globally. If we are presented with appropriate opportunities, we may continue to acquire complementary businesses and assets in the future. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could adversely affect our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired business. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. Moreover, we may not be able to achieve our intended strategies and may result in substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired business or manage a larger business. Any such negative developments could materially and adversely affect our business, reputation, results of operations, and financial condition.

Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risks and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.

As part of our plan to expand our product and service offerings, we have made and intend to make strategic investments in the travel service industries globally. If the ADS or share prices of the public companies that we invest in decline, as we experienced historically, we would record changes in fair value in our consolidated statements of income under U.S. GAAP, which in turn would adversely affect our results of operations for the relevant periods. In addition, if any of our investees in which our investments are classified as equity method investments incur net losses in the future, we will share their net losses proportionate to our equity interest in them.

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

In particular, our strategy of investing in a complementary business could be adversely affected by anti-monopoly laws in the relevant jurisdictions. We may incur significant cost in an effort to comply with applicable anti-monopoly laws. The interpretation, implementation and enforcement of anti-monopoly laws in some of jurisdictions where we operate are subject to uncertainties. As such, although we intend to comply with applicable anti-monopoly laws, we cannot assure you that relevant authorities will agree with our interpretation of the applicable laws. Our proposed investment or acquisitions may not pass anti-monopoly review by regulatory authorities, and could be subject to penalties or other restrictive measures that may have a negative effect on our business and financial results. For example, we are subject to the PRC Anti-Monopoly Law, under which companies must notify the State Administration for Market Regulation, or the SAMR, in advance of any concentration of undertakings where the parties’ revenues in the relevant markets exceed certain thresholds for review. In light of the uncertainties relating to the PRC Anti-Monopoly Law, the SAMR may disagree with our assessment as to whether our past and future acquisitions or investments meet the filing requirement. There can be no assurance as to whether it will thus impose any penalties or other restrictive measures on us.

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

We have incurred substantial indebtedness to execute our business operations and strategies. Payment due within one year from December 31, 2024 for our debt obligations amounted to RMB20.0 billion (US$2.7 billion). Payment due after one year from December 31, 2024 for our debt obligations amounted to RMB20.6 billion (US$2.8 billion). To the extent that we were to settle or redeem our convertible notes or exchangeable senior notes in cash, our debt obligations would become more substantial.

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

We may from time to time incur additional indebtedness and contingent liabilities. If we incur additional debt, the risks that we face as a result of our substantial indebtedness and leverage could intensify. For example, in June 2024, we issued US$1.5 billion in aggregate principal amount of 0.75% convertible senior notes due 2029, or the 2029 Notes.

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

In connection with our strategic acquisitions in recent years, we recorded a significant amount of goodwill and indefinite lived intangible assets booked in our financial statements. As of December 31, 2024, our goodwill was RMB60.9 billion (US$8.3 billion). ASC 350 “Intangibles-Goodwill and Other” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We may first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test, by taking into consideration macroeconomics, overall financial performance, industry and market conditions and the share price. If determined to be necessary, the quantitative impairment test will be used to identify impairment. For 2022, 2023, and 2024, we did not recognize any impairment charges for goodwill or indefinite lived intangible assets, because there was no indicator of impairment identified in our qualitative assessment. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge. We may potentially incur significant impairment charges if the recoverability of these assets become substantially reduced in the future. Any such impairment charges would adversely affect our financial condition and results of operations. In addition, in the case that the trading price of our ADSs or ordinary shares declines, and the amount by which the share price exceeds the carrying value of the reporting unit becomes minimal, it may be considered an indicator for us to perform interim goodwill impairment test and we may need to recognize impairment on goodwill or other long-lived assets. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Goodwill, Intangible Assets and Long-Lived Assets.”

If we do not compete successfully against new and existing competitors, we may lose our market share, and our business may be materially and adversely affected.

We compete primarily with other travel agencies, including local and international consolidators of hotel accommodation and airline tickets as well as traditional travel agencies. In the future, we may also face increasing competition from new travel agencies, hotels and airlines, as well as content platforms and social networks entering into the travel industry.

We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. In addition, international travelers have become an increasingly important user base for us. Competitors that have formed stronger strategic alliances with international travel consolidators may have more effective channels to address the needs of cross-border travelers. The combination of these factors means that potential entrants to our industry face relatively low entry barriers.

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

The satisfactory performance, reliability, and availability of our infrastructure, including our mobile platform, websites, and systems, are critical to the success of our business. Any system interruptions that result in the unavailability or slowdown of our mobile platform, websites, or other systems and the disruption in our services could reduce the volume of our business and make us less attractive to users. Our customer service centers are equipped with extensive computer and communications systems. Our technology platform and computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, hacking or other attempts at system sabotage, vandalism, natural disasters, and other similar events. We have implemented extensive measures to ensure prompt responses to any network shutdown, system failure, or similar incidents in the future, and to continue to update our security protocol to protect our systems from any human error, third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. We did not experience any material cybersecurity incident in 2022, 2023, or 2024 and up to the date of this annual report. However, we cannot assure you that unexpected interruptions to our systems will not occur in the future. We do not carry business interruption insurance to compensate us for losses that may occur as a result of such disruptions. In addition, any such future occurrences could reduce user satisfaction levels, damage our reputation and materially and adversely affect our business.

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

In addition, our future success will depend on our ability to adapt our products and services to the changes in technologies and internet user behavior. We ensure the interoperability of our services by optimizing our mobile apps and websites for different devices and operating systems and implementing cloud technology to support unified backend operation of our platform. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market, it will result in an increase in our costs and expenses. In order to deliver high-quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices, and standards that we do not control. If we fail to develop products and technologies that are compatible with all mobile devices and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and operating systems, we may not be able to penetrate the mobile internet market. In addition, the widespread adoption of new internet technologies or other technological changes could require significant expenditures to modify or integrate our products or services. If we fail to keep up with these changes to remain competitive, our future success may be adversely affected.

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

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose users and ecosystem partners. Each of our executive officers has entered into a service contract with us that contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you of the extent to which any of these agreements would be enforced.

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

We have expanded our business overseas over the years and currently operate our business in many foreign jurisdictions, including without limitation Asian and European countries. As we plan to further expand our global presence over the long term by means of partnerships and investments, we are exposed to a variety of risks in our business operations, including operational risk, compliance risk, and reputational risk. Compliance with foreign laws and regulations that apply to our international operations increases our cost of doing business in foreign jurisdictions. These laws and regulations include data privacy requirements, customer protection related laws (including those relating to online platform and specific service sectors), labor relations laws, tax laws, foreign currency-related regulations, anti-unfair competition regulations, prohibitions on payments to governmental officials, market access, import, export and general trade regulations, including but not limited to economic sanctions and embargos. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business, including the loss of trade privileges. Any such violations could result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions, and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business, and our operating results. Compliance with these laws requires a significant amount of management attention and effort, which may divert management’s attention from running our business operations and could harm our ability to grow our business, or may increase our expenses as we engage specialized or other additional resources to assist us with our compliance efforts. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties. We monitor our operations and investigate allegations of improprieties relating to transactions and the way in which such transactions are recorded. Where circumstances warrant, we provide information and report our findings to government authorities, but no assurance can be given that action will not be taken by such authorities. In addition, as our business and operation expand in international markets, we could be exposed to increased foreign exchange risks for other currencies.

The current tensions in international trade and rising political tensions, may adversely impact our business, financial condition, and results of operations.

There have been heightened tensions in international economic relations in recent years and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. For example, the tensions between the United States and China in recent years have led to additional, or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose additional, or higher tariffs on products imported from the United States, among other measures. In addition, international political tensions have escalated and continue to be subject to uncertainties with respect to a wide range of issues. As we work with a wide range of business partners in different countries in the world, should any of our major business partners become subject to sanctions or restrictions by the U.S. government, our business may be adversely affected. The U.S. government has also adopted measures aiming to prohibit or restrict U.S. investment in China-associated companies that operate in certain industries. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities, which would materially and adversely affect the global economic conditions and the stability of global financial markets. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets. The possibility of the U.S. government delisting China-associated companies from U.S. stock exchanges, as recently reported in the media, creates uncertainty regarding our ability to maintain our Nasdaq listing. Any further escalation of international tensions may have a negative impact on the general, economic, political, and social conditions of the countries where we operate and, in turn, adversely impact our business, financial condition, and results of operations.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our domain names, trade names, trademarks, patents, proprietary know-how, and similar intellectual properties as critical to our success. We try to protect our intellectual property rights by relying on intellectual property protection laws, confidentiality laws, and confidentiality contracts. However, the provisions of such laws and contracts may not provide us with sufficient protection, and legal proceedings to protect our intellectual properties from infringement could be difficult, time-consuming, and expensive. In addition, as our business operations further evolve globally, we may not be able to enforce our intellectual property rights throughout the world, which may in turn adversely impact our international operations and business. We may encounter significant problems in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of intellectual property protection, which could make it difficult for us to stop the infringement or misappropriation of our intellectual property rights. Proceedings to enforce our proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business.

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

We partially rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party transportation ticketing agencies to issue transportation tickets and travel insurance products, confirmations and deliveries in various cities around the world. We also rely on third-party local operators to deliver on-site services to our packaged-tour and in-destination activity users and other services, such as car services.

Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance, such as server errors or interruptions, or dishonest business conduct, could impair the timing and quality of our own service. If our service providers fail to provide high-quality services in a timely manner to us or our users, or provide services that are substantially different from its description or without licenses or permits as required by the laws and regulations despite that we have so requested, our services will not meet the expectations of our users, our users may claim against us for damages and stop using our online platforms, and our reputation and brand will be damaged. Furthermore, if our arrangement with any of these third parties is terminated, we may not find an alternative source of support on a timely basis or on favorable terms to us.

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

We recognize revenues primarily based on commissions earned from our ecosystem partners. Accordingly, we rely on our ecosystem partners and users to provide us with truthful information regarding the users’ consumption of our ecosystem partners’ products and services through our platform, which forms the basis for calculating the commissions that we are entitled to receive from our ecosystem partners. For example, we generate substantially all of our accommodation reservation revenue through commissions from hotel reservation partners through our platform. To confirm whether an order has been completed, we routinely make inquiries with the hotel and, occasionally, with the user. If our hotel partners and users bypass our platform and transact directly, we may be provided with untrue information or misrepresentations with respect to our users’ length of stay at the hotels. As a result, we would not be able to collect revenues to which we are entitled. In addition, using such untrue information may lead to inaccurate business projections and plans, which may adversely affect our business planning and strategy.

We may suffer losses if we are unable to predict the amount of inventory we will need to purchase during the peak holiday seasons.

During the peak holiday seasons, we establish limited merchant business relationships with selected ecosystem partners, in order to secure adequate supplies for our users. In merchant business relationships, we buy hotel rooms and transportation tickets before selling them to our users and thereby incur inventory risk. If we are unable to correctly predict demand for hotel rooms and transportation tickets that we are committed to purchase, we may be responsible for covering the cost of the hotel rooms and transportation tickets we are unable to sell, and our financial condition and results of operations would be adversely affected.

If tax benefits available to our subsidiaries are reduced or repealed, our results of operations could suffer.

We enjoy various tax benefits in the jurisdictions where we operate. In particular, under the PRC Enterprise Income Tax Law, certain enterprises may benefit from a preferential tax rate if they qualify as “high and new technology enterprises” or if they are located in certain regions of China where favorable policies encouraging economic development are in place, subject to certain restrictions. Eight of our PRC subsidiaries and three of the VIEs have been recognized by the local authorities as high and new technology enterprises under the PRC Enterprise Income Tax Law. Therefore, these entities are entitled to enjoy a preferential tax rate as long as they maintain their qualifications. This qualification must be renewed every three years. The preferential tax treatment is subject to periodic review and may be adjusted or revoked at any time. We cannot assure you that these entities will continue to qualify as high and new technology enterprises when they are subject to reevaluation in the future. In addition, pursuant to a preferential tax policy to encourage economic development in China’s western regions, nine of our PRC subsidiaries are entitled to enjoy a preferential tax rate until 2030, as long as their revenue composition meets certain requirements. In the event that the preferential tax treatment for these entities is discontinued, these entities will become subject to the standard tax rate, which would materially increase our tax obligations.

We may be subject to legal or administrative proceedings regarding information provided on our online portals or other aspects of our business operations, which may be time-consuming to defend.

Our online portals contain information about hotels, transportation, popular vacation destinations, and other travel-related topics posted by us as well as third parties. It is possible that if any information accessible on our online portals contains errors or false or misleading information, third parties could take actions against us for losses incurred in connection with the use of such information. From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to breach of contract claims, intellectual property infringement, unfair competition claims, claims relating to our online ride-hailing services, advertising services and pricing information we provided, and other matters. Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flow. Regardless of the outcome and merit of such proceedings, any legal action can have an adverse impact on us because of defense costs, negative publicity, diversion of management’s attention, and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings could materially and adversely affect our financial position, results of operations, or cash flows in a particular period or damage our reputation.

We could be liable for breaches of internet security or fraudulent transactions by users of our online platforms and our websites.

Internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission, and sharing of confidential information. In recent years, PRC government authorities have enacted legislation, such as the Cyber Security Law, on internet use to protect personal information from any unauthorized disclosure. The Cyber Security Law requires that a network operator, which includes among others, internet information services providers, to take technical measures and other necessary measures to safeguard the safe and stable operation of its networks, imposing a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security, and take corresponding remedial measures. Any violation of the PRC Cyber Security Law may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, shutdown of websites, or criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—Government Regulations— PRC Regulations —Regulations Relating to Internet Information Security and Privacy Protection.”

We conduct a significant portion of our transactions through the internet, including our online platforms and websites. In such transactions, secured transmission of confidential information (such as users’ itineraries, hotel and other reservation information, credit card information, and personal information) over public networks and ensuring the confidentiality, integrity, availability, and authenticity of the information of our users, hotel partners, and airline partners are essential to maintaining their confidence in our online products and services. Our security measures may not be adequate temporarily and may contain deficiencies that we fail to identify, and advances in technology, increased levels of expertise of hackers, new discoveries in the field of cryptography or others could increase our vulnerability. Our business, results of operations, user experience, and reputation may be materially and adversely affected if our platforms or websites experience any breach of internet security.

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

In particular, the laws and regulations related to the internet and related industry are complex, evolving, subject to change and vary across jurisdictions globally. Any failure or claim of our failure to comply could cost us substantial resources, result in liabilities and harm our reputation. Any changes in these rules could require a change in our business operations. Some jurisdictions regulate the internet and related industry extensively and the internet-related laws and regulations may be relatively new and evolving. New laws and regulations applicable to internet business and activities may be promulgated, and their interpretation and enforcement involve uncertainties. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. As a result, under certain circumstances it may be difficult to determine what actions or omissions constitute violations of applicable laws and regulations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

For example, the PRC government has implemented a series of regulations requiring providers of generative artificial intelligence services and algorithmic recommendation services to complete filings for those services that might shape public opinions. As of the date of this annual report, we have completed the necessary filing for our searching algorithms in our Ctrip mobile application, and have completed certain relevant generative artificial intelligence services filing for our WenDao AI assistant, among other things, and we are still in the process of completing the other necessary filings for WenDao AI assistant and other algorithms and AI services that are subject to the filing requirements. There is no guarantee that we will be able to complete the required filings in time or at all.

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

We face regulatory risks related to our air ticketing business.

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

We collect and process certain personal data of our users, including email addresses, usage data, identification information, and additional information. We also collect and process billing information and phone numbers of our users. As such, we are subject to the privacy and data protection laws and regulations in various jurisdictions. Privacy laws provide restrictions and guidance in connection with our storage, use, processing, disclosure, transfer, and protection of personal information. We strive to comply with all applicable laws, regulations, and policies relating to privacy and data protection. We are also subject to privacy and data security-related obligations deriving from our privacy policy and terms of use with our users, and we may be liable to third parties in the event we are deemed to have wrongfully processed, used, stored, disclosed, or otherwise disposed of personal data.

Data security and protection has become one of the policy focuses of many jurisdictions in which operate. Substantial uncertainties remain with respect to the interpretation and enforcement of the data security and privacy protection regulations of some jurisdictions and their impact to us, which makes it difficult to determine what actions or inactions may be deemed to be in violation of the applicable laws and regulations in certain circumstances. The relevant government authorities may have wide discretion in the interpretation and enforcement of these laws. For example, in China as a major internet platform, we are exposed to risks of being deemed to be a critical information infrastructure operator or a network platform operator. If we are identified as a critical information infrastructure operator, we would be required to fulfill various obligations that are currently not applicable to us. Moreover, we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to undertake certain business adjustments, which may cause disruptions to our business and operations. The cybersecurity review could lead to a diversion of time and attention of our management and our other resources. Furthermore, we cannot assure you that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the government authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the government authorities may conduct investigations, levy fines, request app stores to take down our apps, and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and materially and adversely affect our business, financial condition, and results of operations.

The European Union traditionally takes a broader view as to what is considered personal information and has imposed greater obligations under their privacy and data protection laws. In particular, the European Union adopted the General Data Protection Regulation in April 2016, which came into effect in May 2018. The General Data Protection Regulation results in more stringent requirements for data processors and controllers, including more fulsome disclosures about the processing of personal information, data retention limits, and deletion requirements, mandatory notification in the case of a data breach, and elevated standards regarding valid consent in some specific cases of data processing. The General Data Protection Regulation also includes substantially higher penalties for failure to comply with the requirements. For example, in the event of violations, a fine up to 20 million Euros or up to 4% of the annual worldwide turnover, whichever is greater, may be imposed. In addition to the General Data Protection Regulation, when other future laws and regulations relating to data privacy come into effect, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and incur additional costs.

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

We provide credit terms to certain ecosystem partners, and also extend credit to our users by making payments on behalf of them when they book travel products on our platform. Our accounts receivable and other receivables have increased as our business grows. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding receivables from our ecosystem partners and users. As a result, we may face a greater risk of non-payment of our receivables and, as our business grows in scale, we may need to make higher allowance for credit losses. For the years ended December 31, 2022, 2023, and 2024, we provided provisions for credit losses of RMB296 million, RMB79 million and RMB330 million (US$45 million), respectively. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our receivables.

The determination of the fair value changes of certain financial assets requires significant management judgment and estimation based on unobservable inputs, which may lead to valuation uncertainty and a change in the fair value of our long-term investments.

As of December 31, 2024, we had investments of RMB0.9 billion (US$129 million) classified under Level 3 in the fair value hierarchy. The fair values of these investments were determined by us based on an income approach utilizing various unobservable inputs which required significant judgment, determined by us, with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility, and probability in equity allocation. Accordingly, such determination requires us to make estimates and assumptions, which may be subject to material changes, and therefore inherently involves a certain degree of uncertainty. Factors beyond our control, such as general economic condition, changes in market interest rates, and stability of the capital markets, can significantly influence and cause adverse changes to the estimates we used and thereby affect the fair value of these investments. Should any of the estimates and assumptions changed, there may be a change in the fair value of our financial assets, which would materially and adversely affect our results of operation and financial condition.

For further details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Fair value of Available-for-sale Debt Investments.”

We sustained losses in the past and may experience earnings declines or net losses in the future.

In 2022, 2023, and 2024, we recorded net income of RMB1.4 billion, RMB10.0 billion, and RMB17.2 billion (US$2.4 billion), respectively. However, we have recorded net losses in the past. Substantial uncertainties remain with respect to our business outlook, results of operations, and financial condition in the future. We cannot assure you that we can sustain profitability or avoid net losses in the future. Our operating expenses may still increase in the future and the degree of increase in these expenses is largely based on anticipated growth, revenue trends, and competitive pressure. As a result, any decrease or delay in generating additional sales volume and revenues and increase in our operating expenses may result in substantial operating losses.

We incurred net current liabilities and net operating cash outflows in the past, and may not assure you that we will continue to achieve or maintain net current assets or net operating cash inflow in the future.

We had net current assets of RMB196 million, RMB16 billion, and RMB38 billion (US$5.2 billion) as of December 31, 2022, 2023, and 2024, respectively. However, we have had net current liabilities in the past. There can be no assurance that we will not experience liquidity problems in the future. We may not be able to fulfill our obligation in providing travel products or services to our users, the failure of which may negatively affect our cash flow position. If we fail to generate sufficient revenue from our operations, or if we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations, and capital expenditure, and our business and financial position will be adversely affected.

We had net cash provided by operating activities of RMB2.6 billion, RMB22 billion, and RMB19.6 billion (US$2.7 billion) in 2022, 2023, and 2024, respectively. However, we have had net operating cash outflows in the past. While we believe that we have sufficient working capital to fund our current operations, we cannot guarantee that we will not experience cash outflow from our operating activities in the future. If we are unable to maintain adequate working capital, we may default on our payment obligations and may not be able to meet our capital expenditure requirements, which may have a material adverse effect on our business, financial condition, and results of operations.

Failure to maintain effective internal control over financial reporting could result in errors in our published financial statements, which in turn could have a material adverse effect on the trading price of our ADSs or ordinary shares.

We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2024. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2024. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or ordinary shares. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Historically, we made short-term investments, representing (i) held-to-maturity investments which are due in one year and stated at amortized cost; (ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year measured at fair value; and (iii) foreign currency forward contracts measured at fair value which are short-term. Changes in the fair value are reflected in our consolidated statements of income and comprehensive income. The methodologies that we use to assess the fair value of the short-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term investments or we will not incur any fair value losses on our short-term investments in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

We have limited business insurance coverage.

We maintain insurance coverage that we consider necessary and sufficient for our business, and customary for the industry in which we operate. However, in the markets where we operate, service providers typically offer limited business insurance products and do not, to our knowledge, offer business liability insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss to be sustained or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Risks Relating to Multi-jurisdictional Operations

We are subject to the risks of doing business globally.

We operate in many jurisdictions across the globe, and may in the future continue expanding, or seek to expand, our operations to additional jurisdictions. The global operation and expansion plan exposes us to international political, legal and economic risks, which are complex, fluid and unpredictable. Our ability to operate in multiple countries and regions may be adversely affected by changes in international and local laws, regulations and government policies, such as those related to e-commerce, data privacy, cybersecurity, travel industry, sanctions, consumer protection, payment, intellectual property protection, investment, taxation and other matters, as well as changes in the enforcement of the above laws, regulations and policies. Many, if not all of the above-mentioned risks apply to our operations in multiple jurisdictions across the globe. If any of these risks were to occur, our business, financial condition and results of operations could be materially and adversely affected by any of the risks above.

We cannot guarantee that we will be able to successfully carry out our global expansion strategy. We will face certain risks inherent in doing business globally, including, but not limited to, difficulties in developing, staffing and simultaneously managing global operations as a result of distance, language and cultural differences; challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands; challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them; challenges in recruiting and retaining talented and capable management and employees in various markets; challenges in obtaining and maintaining sufficient intellectual property protection and rights in various jurisdictions; dependence on local marketing channels; challenges in selecting suitable geographical regions for international business; political or social unrest or economic instability; compliance with applicable laws and regulations in multiple regions across the globe and unexpected changes in laws or regulations, including, but not limited to, investment restrictions and ownership requirements; exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequences; and increased costs associated with doing business in multiple jurisdictions across the globe.

New geographic markets may have competitive conditions, user preferences, and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local users, as well as their more established local brand names, requiring us to build brand awareness in that market through greater investments in advertising and promotional activity. International expansion may also require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations.

We have limited experience in international markets. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected.

We have limited experience in international markets. Our international operation exposes us to a number of risks relating to our ability to address challenges in local markets, including:

•	lack of acceptance of our products and services, and challenges of localizing our offerings to appeal to local tastes;

•	conforming our products and services to local regulatory requirements;

•

challenges of maintaining efficient and consolidated internal systems, including technology infrastructure, and of achieving customization and integration of these systems with the other parts of our technology platform;

•	challenges in replicating or adapting our company policies and procedures to operating environments different from that of China;

•	national security policies that restrict our ability to utilize technologies that are deemed by local governmental regulators to pose a threat to their national security;

•	the need for increased resources to manage regulatory compliance across our international businesses;

•	compliance with privacy laws and data security laws and compliance costs across different legal systems;

•	heightened restrictions and barriers on the transfer of data between different jurisdictions;

•	business licensing or certification requirements of the local markets;

•	exchange rate fluctuations;

•	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism; and

•	significant capital required for entering into new geographical markets, including cost of promoting our current and future brands in the new markets and building sales and services networks.

There is no assurance we will be able to manage these risks and challenges as we continue to grow our international businesses. Failure to manage these risks and challenges could negatively affect our ability to expand our international businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

Our business is subject to various laws across many jurisdictions, many of which are complex and evolving.

We are subject to a variety of laws and regulation across the many jurisdictions where we operate, including without limitation those relating to e-commerce, data privacy, cybersecurity, travel industry, sanctions, consumer protection, payment, intellectual property protection, investment and taxation.

These laws and regulations can be significantly different across different jurisdictions and are continually evolving. Compliance with these laws and regulations is costly, requires significant management time and effort and may require changes to our business practices for local adaptation. We may also be subject to inconsistent compliance obligations across jurisdictions. In addition, if enhanced enforcement of laws and regulations require us to expend significant resources in response or result in the imposition of new obligations, our business and results of operations could be adversely affected.

A variety of laws and regulations govern or apply to collection, processing, sharing, disclosure, transfer and other use of data regarding consumers. We are subject to laws, regulations, contractual obligations and industry standards relating to privacy, data protection, information security and consumer protection, which are evolving and subject to potentially differing interpretations. The regulatory environment in these areas is becoming increasingly rigorous and is likely to remain uncertain for the foreseeable future. For the major data and privacy laws and regulations applicable to our business, including in the European Union, and their related risks, see “—Risks Relating to Our Business and Industry—Our failure to comply with privacy and data protection laws and regulations in various jurisdictions could subject us to sanctions, damages, and litigation, and could harm our reputation and business.”

Government regulation of the internet and e-commerce is also evolving around the world, and unfavorable changes or failure by us to comply with these regulations could harm our business and results of operations. For example, the EU Digital Services Act (DSA) mandates the disclosure of merchant information and the implementation of enhanced transparency measures related to recommendation systems used to present product options to users. If an online platform presents product information in a manner that leads an average consumer to believe the platform directly provides the product, it may be directly liable under consumer protection laws. Similar legislation is being considered and may be adopted in other jurisdictions in which we operate.

We strive to comply with all laws and regulations that are applicable to our operations around the world. Despite our efforts, we may not have fully complied in the past, and may not be able to fully or timely comply in the future, with all applicable laws and regulations. Relatedly, in the ordinary course of our business and in light of the scale of our global operations, we may be subject to formal and informal reviews, queries, investigations, proceedings or other types of administrative actions by governmental and regulatory authorities in the jurisdictions in which we operate under existing laws, regulations, or interpretations or pursuing new and novel approaches to regulate our operations. Unfavorable regulations, laws, decisions, or interpretations by government or regulatory authorities applying those laws and regulations, or inquiries, investigations, or enforcement actions threatened or initiated by them could expose us to unanticipated civil and criminal liability or penalties; subject us to sanctions; harm our brands and reputation; increase our cost of doing business; require us to change the way we operate in a way adverse to our business, including by discontinuing certain services or restricting our operations in one or more jurisdictions; impede our growth; or otherwise have a material effect on our business. All of these could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Our business, prospects, financial condition, and results of operations are influenced to a significant degree by the political, economic and social conditions in China generally.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also plays a significant role in China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, certain measures implemented by the PRC government based on the overall economic situation, such as interest rate adjustment, may affect economic activity in China. The growth rate of the Chinese economy has gradually slowed since 2010, and the COVID-19 pandemic had a severe impact on the Chinese and global economy between 2020 and 2022. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

The PRC government’s significant oversight and discretion over our business operations and uncertainties with respect to the PRC legal system could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

We conduct our business in China primarily through our wholly-owned PRC subsidiaries, which are governed by PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. In addition, we depend on several VIEs in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. The PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations, and rules may not always be uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us and may evolve quickly with little advance notice. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If we and the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including restructuring. See “—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in certain businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

For example, China enacted its amended Company Law, which came into effect on July 1, 2024. The changes are considerable in many respects and will have profound implications for companies incorporated in China, such as the five-year capital contribution timeframe for shareholders of limited liability companies to make their capital contributions in full. In response to these changes, we may need to devote significant efforts and resources to adapt and conform our PRC corporate practices to the new regulatory regime. Moreover, because these laws, regulations, and standards are subject to interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continued uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

Furthermore, the PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that the PRC government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

In addition, the PRC government has rolled out a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. For further details, see “—Risks Relating to Multi-jurisdictional Operations—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to M&A and Overseas Listings.” Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our shares and the ADSs to significantly decline or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.

Restrictions on currency exchange may adversely affect our operations.

As we operate globally, we collect payments from customers around the world. We may need to convert the currencies we receive into other currencies to fund our global operations and to make dividend payments. Foreign exchange controls in countries in which we operate may limit our ability to exchange currencies. Should relevant regulatory bodies institute protectionist and interventionist laws and policies or restrictive exchange rate policies, such policies could have a material adverse effect on our results of operations or liquidity. For example, because the majority of our revenues are denominated in Renminbi, any restrictions on currency exchange may limit our ability to use Renminbi-denominated revenues to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal PRC regulation governing foreign currency exchange is the Regulations on Administration of Foreign Exchange, as amended. Under these regulations, Renminbi is freely convertible for trade- and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless prior approval of SAFE is obtained. Although the PRC regulations now allow greater convertibility of Renminbi for current account transactions, restrictions and limitations still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to foreign exchange restrictions and the approval of SAFE. These regulations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange restriction prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including our ADS holders. As a result, the funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion.

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

On June 24, 2022, the Standing Committee of the National People’s Congress adopted an amendment to the PRC Anti-Monopoly Law, which introduced a “safe harbor” for vertical monopoly agreements entered into by operators whose market share falls below a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of PRC Anti-Monopoly Law, among others. This amendment emphasized the enforcement of PRC Anti-Monopoly Law in the internet and other key industries. The strengthened enforcement of the PRC Anti-Monopoly Law could result in investigations on our acquisitions or investments conducted in the past and make our acquisitions or investments in the future more difficult due to the prior filing requirement.

In 2024, the SAMR and the Standing Committee of the National People’s Congress continued to issue regulations and draft laws related to unfair competition. For details, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Anti-Monopoly and Anti-Unfair Competition.” Since the regulatory and enforcement regime in relation to anti-monopoly and competition is relatively new and may change from time to time, uncertainties remain in relation to its interpretation and implementation. We cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.

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

Moreover, the PRC Anti-Monopoly Law and Provisions of the State Council on Thresholds for Reporting of Concentrations of Operators require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12.0 billion and at least two of these operators each had a turnover of more than RMB800 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4.0 billion and at least two of these operators each had a turnover of more than RMB800 million within China) must be cleared by the anti-monopoly law enforcement authority before they can be completed. On February 7, 2021, the Anti-Monopoly Commission of the State Council further issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which aim at specifying some of the circumstances under which activities of internet platforms may be identified as monopolistic acts as well as setting out merger controlling filing procedures involving variable interest entities. On June 24, 2022, the Standing Committee of the National People’s Congress adopted an amendment to the PRC Anti-Monopoly Law, which introduced a “safe harbor” for vertical monopoly agreements entered into by operators whose market share falls below a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of PRC Anti-Monopoly Law, among others. This amendment emphasized the enforcement of PRC Anti-Monopoly Law in the internet and other key industries. The strengthened enforcement of the PRC Anti-Monopoly Law could result in investigations on our acquisitions or investments conducted in the past and make our acquisitions or investments in the future more difficult due to the prior filing requirement. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations. If we are found to have carried out a concentration of undertakings in violation of the PRC Anti-Monopoly Law, we could be subject to restrictive measures including an order to cease the concentration activities, a fine of up to 10% of our sales revenue from the previous year where such concentration has or may have the effect of excluding or restricting competition, or a fine of up to RMB5 million where such concentration does not have the effect of excluding or restricting competition, or more severe punitive fine for particularly serious circumstances, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. The aforesaid penalties and restrictive measures could affect our business and financial results, and harm our reputation. See “—Risks Relating to Our Business and Industry—Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risks and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.”

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed Trip.com Group Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and 2023, and we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

On February 17, 2023, the CSRC promulgated the Overseas Offering and Listing Measures and published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. These regulations established a filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to regulations, an overseas offering of securities by a PRC domestic company, either in direct or indirect manner, has to be filed with the CSRC. As advised by Commerce & Finance Law Offices, our PRC legal counsel, we are not required to complete the filing procedures with the CSRC for our historical securities offering. Nevertheless, in the event that we conduct any securities offerings that will be captured by the Overseas Offering and Listing Measures in the future, we will have to complete the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering on the Nasdaq Global Select Market or the Hong Kong Stock Exchange, or within three business days following the submission of application for overseas offering and listing on any other overseas market(s). In addition, the implementation of the Overseas Offering and Listing Measures is still subject to interpretation and evolvement. We cannot assure you that we will be able to strictly comply with the regulatory requirements. If we fail to do so, our business operation, financial condition, results of operations, and business prospect may be materially and adversely affected. For details of the effective and draft regulations relating to offshore offering by PRC domestic companies, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to M&A and Overseas Listings.”

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

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and the VIEs, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Foreign Exchange Supervision” for details.

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

Risks Relating to Our Corporate Structure

PRC laws and regulations restrict foreign investment in certain businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

Trip.com Group Limited is an exempted company with limited liability incorporated in the Cayman Islands and a foreign person under PRC law. PRC laws and regulations restrict foreign investment in certain businesses, including the value-added telecommunications industries. As a result, we conduct part of our business through contractual arrangements with the VIEs. These VIEs hold the licenses and approvals that are essential for our business operations. However, as Trip.com Group Limited is a Cayman Islands holding company with no equity ownership in the VIEs, investors in our ADSs or the ordinary shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the industries that our business may relate to, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual rights over the assets of the VIEs, which constituted 5% of our total assets as of December 31, 2024. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities, including those that we may register for sale, to significantly decline or become worthless.

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

If we and the VIEs are found to be in violation of any existing or future PRC laws or regulations, the governmental authorities may exercise their broad discretion in accordance with the applicable laws and regulations in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of the VIEs, revoking our business licenses or the business licenses of the VIEs, requiring us and the VIEs to restructure our ownership structure or operations, and requiring us or the VIEs to discontinue any portion or all of our value-added telecommunications businesses. In particular, if the PRC government authorities impose penalties that cause us to lose our rights to direct the activities of and receive economic benefits from the VIEs, we may lose the ability to consolidate and reflect in our financial statements the operation results of the VIEs in accordance with the U.S. GAAP, which would have a material adverse effect on our operations and result in the value of the securities diminishing substantially. Our shares may decline in value if we are unable to assert our contractual rights over the assets of the VIEs that conduct a substantial part of our operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Foreign Investment Law does not touch upon the concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear thereunder. Therefore, uncertainties with respect to its implementation and interpretation exist, and it is also possible that the VIE entities will be deemed as foreign-invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition, and results of operations.

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

As the PRC government restricts foreign ownership of the value-added telecommunications businesses in China, we depend on the VIEs, in which we have no ownership interest, to conduct part of our business activities through a series of contractual arrangements, which provide us with a “controlling financial interest” in the VIEs as defined in FASB ASC 810 by entitling us to (i) the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) the right to receive the economic benefits from the VIEs that could be significant to them. Although we have been advised by our PRC legal counsel, Commerce & Finance Law Offices, that the contractual arrangements as described in this annual report are valid, binding, and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, the VIEs could violate our contractual arrangements with them by, among other things, failing to pay us for our consulting or other services. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “—Risks Relating to Multi-jurisdictional Operations—The PRC government’s significant oversight and discretion over our business operations and uncertainties with respect to the PRC legal system could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

The principal shareholders of the VIEs have potential conflict of interest with us, which may adversely affect our business.

Some of our employees and senior consultants were also the principal shareholders of the VIEs as of the date of this annual report. Thus, conflict of interest between their duties to our company and their interests in the VIEs may arise. We cannot assure you that when conflict of interest arises, these persons will act entirely in our interests or that the conflict of interest will be resolved in our favor. In addition, these persons could violate their non-competition obligations under service contracts with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Relating to Multi-jurisdictional Operations—The PRC government’s significant oversight and discretion over our business operations and uncertainties with respect to the PRC legal system could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

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

If we are classified as a tax resident of certain jurisdictions for income tax purposes, such classification could result in unfavorable tax consequences to us and our shareholders or ADS holders.

Certain jurisdictions in which we conduct business have adopted tax laws and regulations that impose income tax or other adverse tax consequences on foreign enterprises if they are deemed to be tax residents of such jurisdictions. The tax resident status is generally subject to determination by the local tax authorities, and there can be uncertainties with such determination. If the tax authorities of a certain jurisdiction other than Cayman Islands determine that we are a tax resident there for income tax purposes, we could be subject to tax on our worldwide income or other adverse tax consequences, which could materially reduce our net income. In addition, our shareholders (including our ADS holders) may be subject to tax on gains realized on the sale or other disposition of ADSs or ordinary shares or on the dividends we pay to them. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

The trading price of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations in China, especially internet and technology companies, that have listed their securities in the United States and/or Hong Kong, may affect the overall investor sentiment. The securities of some of these companies have experienced and may continue to experience significant volatility, resulting from, among other things, underperformance and deteriorating financial results, negative news or perceptions about inadequate corporate governance practices, and fraudulent behaviors of such companies.

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

We completed our public offering in Hong Kong in April 2021 and the trading of our ordinary shares on the Hong Kong Stock Exchange commenced on April 19, 2021 under the stock code “9961.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we have applied for, and been granted with, a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time. As a result, we have adopted different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

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

It may be difficult to bring actions against us or our management in the jurisdictions where we operate.

We are incorporated in the Cayman Islands, and a substantial portion of our assets and operations are located outside the United States. All of our directors and officers are nationals or residents of non-U.S. jurisdictions and most of their assets are located outside of the United States. As a result, it may be difficult for you to effect service of process upon us or our directors and officers. It may be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities law against us and our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Singapore, the PRC or elsewhere would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty, (iii) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (iv) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (such as awards of punitive or multiple damages). However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or executive officers in mainland China or Hong Kong as the United States and mainland China or Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China or Hong Kong, as applicable, to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time and by the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders, and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in United States federal or state courts.

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

In November 2007, we implemented a defense mechanism against potential hostile takeovers through a shareholder rights plan pursuant to a rights agreement, which was subsequently amended. The shareholder rights plan will be accounted as dividend in our financial statements upon the exercise of the shareholder rights. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in our outstanding shares. As the shareholder rights plan generally allows shareholders, except for the acquirer who triggers the exercise of the rights, to purchase additional shares at a significantly discounted market price, the potential dilution effect is dependent on the number of shares purchased by the acquirer and other factors related to the acquisition, and may not be estimated at this time. In addition, the existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for the ADSs.

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

Based on the market price of our ADSs and the nature and composition of our assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2024, and we do not expect to be a PFIC for the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

We may have exposure to greater than anticipated tax liabilities.

Due to shifting economic and political conditions, tax policies and laws, tax rates in various jurisdictions may be subject to significant changes that could impair our financial results. In December 2021, the Organization for Economic Cooperation and Development (“OECD”) released model rules introducing a 15% global minimum tax rate for large multinational enterprises (“Pillar Two”). Large multinational enterprises within the scope of the rules are required to calculate their Pillar Two effective tax rate for each jurisdiction where they operate and are liable to pay a top-up tax for the difference between their Pillar Two effective tax rate per jurisdiction and the 15% minimum tax rate. Subsequently, multiple sets of administrative guidance have been issued. As of the date of this annual report, various tax jurisdictions have either enacted legislations to adopt certain components of the Pillar Two model rules beginning in 2024 or 2025 with the adoption of additional components in later years, or announced their plans to enact such legislation in future years. We have started and will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions in which we operate. As the rules are still evolving, there might be changes and uncertainties regarding the interpretation of the rules and implementation details, and there is no guarantee that these changes will not affect our financial results.

The different characteristics of the capital markets in the U.S. and Hong Kong may negatively affect the trading prices of our ordinary shares and/or ADSs.

We are subject to Nasdaq and Hong Kong listing and regulatory requirements concurrently. Nasdaq and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our ordinary shares.

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

We are a leading global one-stop travel service provider, integrating a comprehensive suite of travel products and services and differentiated travel content. Leveraging our one-stop-shop model, high-quality service, and advanced technology, we are consistently expanding our global reach. We are the go-to destination for travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and Hong Kong Stock Exchange in 2021, we currently operate under a portfolio of brands, including (i) Ctrip, a leading provider of travel and related services in China, (ii) Qunar, a leading online travel agency in China, (iii) Trip.com, an online travel agency for global travelers, and (iv) Skyscanner, a leading global travel search company, with the mission “to pursue the perfect trip for a better world.”

Our Platform

Our one-stop travel platform connects our users and our ecosystem partners. Leveraging our AI capabilities and travel insights accumulated over the past years, we have evolved from an emerging online travel transaction platform to a one-stop travel platform integrating a comprehensive suite of travel products and services and differentiated travel content and connecting users and ecosystem partners from around the world. Our platform aggregates our product and service offerings, reviews and other content shared by our users based on their real travel experiences, and original content from our ecosystem partners to enable leisure and business travelers to have easy access to enjoyable travel experiences and make informed and cost-effective bookings.

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

Omni-Channel Touchpoints for Users

We are committed to providing each user with a personalized, convenient, enjoyable, and inspirational travel experience. This philosophy has enabled us to become the go-to destination for travelers in Asia and to steadily increase our influence in target markets around the world. In particular, the Asia-Pacific region is among the fastest-growing regions for travel consumption globally, driven by a rapid shift from offline to online and mobile services. Our omni-channel approach is a natural fit for this paradigm shift and has enabled us to accomplish strong growth momentum in the Asia-Pacific region and elsewhere.

Online Channels. Our online channels consist of our mobile applications, other mobile access channels, and websites. Our online reservation and fulfillment infrastructure enables our users to explore, search, reserve, and purchase travel products and other value-added services through our online channels. For the year ended December 31, 2024, over 90% of our total transaction orders were executed through our mobile channels. Our Trip.com app has become one of the most downloaded online travel agent (OTA) apps in many markets, such as South Korea, Singapore, Thailand and Hong Kong. We also maintain localized websites across the world. We maintain our main PRC site of Ctrip through our subsidiaries and Ctrip Commerce (VIE). Qunar also maintains its main PRC site of Qunar through its subsidiaries and Qunar Beijing (VIE). As of December 31, 2024, our products and services through Trip.com were available in 24 languages, 35 local currencies and 40 local sites, and our products and services through Skyscanner were available in 35 languages and over 50 countries and regions globally.

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

Offline Channels. In addition to our nine customer service centers and 16 call centers located around the world, we have offline stores with our business partners to serve our users who prefer an in-person experience. In our offline stores, we provide users with one-stop services, such as travel consultation services and other local support and assistance. In 2024, we streamlined and optimized our offline stores to strengthen our competitive advantage of online channels. As of December 31, 2024, we had approximately 6,000 offline stores across approximately 300 cities in China.

User-Centric Approach. Our users are at the center of our business’s philosophy and operations. Since our inception, we have constantly focused on building trust with our users and creating a more personalized, convenient, enjoyable, and inspirational travel experience. We provide a broad spectrum of travel products and services that accompany our users throughout their entire journey, from idea inspiration, trip research and planning, to informed decision-making, travel booking, in-destination activities, on-the-journey support, and post-travel sharing of travel experiences. We consistently refine our product interfaces to enable an increasingly frictionless booking experience for our users with full transparency in pricing, terms, and value-added services. We extend good care for our users by providing 24/7 user support all along their trips.

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

Our ecosystem partner base includes hotels and other accommodation providers, airlines and other air ticket partners, train ticket partners, car rental companies, bus operators, ferry carriers, other travel agencies from whom we source travel products and services, and value-added service partners. We also opened up our platform to international partners, search engines, e-commerce platforms, and other channels to expand their business opportunities and increase the offerings available to our users. As of December 31, 2024, our open platform provided approximately 1.5 million global accommodation listings, offered flights from over 640 airlines, and had a network of over 65,000 other ecosystem partners. With our global user base, we are well-positioned to forge partnerships with various participants in the global travel ecosystem and expand our global presence.

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

Our Products and Services

We offer accommodation reservation, transportation ticketing, packaged tours, and corporate travel management services, as well as other travel-related services to meet the various booking and traveling needs of both leisure and business travelers through our travel platform. We began offering accommodation reservation and transportation ticketing services in October 1999. Over the past two decades, we have been driving the transformation of travel experience and the adoption of online- and mobile- based travel booking solutions for leisure and business travelers. We capture evolving user preferences and provide travel content as well as travel products and services to make travel effortlessly enjoyable. In addition, we offer various other products and services, including packaged-tour and in-destination activity products and services, corporate travel management services, and other travel-related services, such as car services, travel-related financing and insurance, and visa services to meet the various booking and traveling needs of both leisure and business travelers. Our users also have access to both user-generated and professionally-generated content through personalized content feeds and our search tools.

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

Transportation Ticketing

Users can search and book transportation tickets via our online platform and customer service centers. Our search functions allow users to narrow search results by specifying preferences, such as time and mode of transportation, and we leverage our data analytics capability to help them book tickets that best suit their travel needs. As of December 31, 2024, our transportation ticketing network covered over 220 countries and regions.

Air Tickets

We sell air tickets as an agent for substantially all PRC airlines and major international airlines operating flights. As of December 31, 2024, we offered flights from over 640 global airlines, covering over 3,400 airports in over 220 countries and regions. Our air ticket booking engines source real-time availability and pricing information from “direct connects” to airlines’ booking systems and the global distribution system, a computerized network system that has real-time link to our ecosystem partners’ inventory.

In addition to selling air tickets, we also offer various options and services to help users travel with ease. Powered by our route planning algorithms and travel supply, users can customize their trips by combining two or more of our core travel products, such as air tickets and hotels, which are typically offered at a package price. We also provide travel insurance products, such as flight delay insurance, air accident insurance, and baggage loss coverage, and various ancillary value-added services built around users’ air travel needs, such as air-ticket delivery, online check-in and seat selection, express security screening, real-time flight status tracker, and airport VIP lounge services.

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

In-destination Activities

Destinations are often defined by the activities available upon arrival. Over the years, users are seeking more novel experiences and are eager to do more memorable activities in the destinations. Driven by the rise of experiential travel, we offer a variety of in-destination products and services, such as in-destination dining and shopping, day tours of popular tourist destinations, attraction and show tickets, customized tour guide services, and virtual tour assistant. Users not only have plenty of options for what and when to book in-destination activities, but also can book at the last minute in a quick and straightforward manner on our platform. As of December 31, 2024, we offered over 300,000 in-destination activities around the world. As the needs of the market further evolve, we are enriching our offerings of in-destination products and services to further expand our business.

Corporate Travel Management

In addition to serving individual users, we also serve corporate clients with similar products and services to help them plan business travel in a cost-efficient way. Among the approximately 1,000,000 corporate clients we have served, there are over 300 Fortune 500 companies and over 180 Top 500 Chinese Enterprises.

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

At the same time, we have reached collaborative agreements with a number of partners and are in the process of implementing strategic agreements to gradually enhance our global all-in-one solution.

Other Travel-Related Services

Our other travel-related services primarily include online advertising and financial services. We provide marketing planning and travel media services to our ecosystem partners, as well as a wide range of advertising services to pan-industry brand partners. Based on our travel product and service offerings, user base, and industry value chain, we also have obtained necessary licenses to facilitate users and ecosystem partners on our platform with our financial services, which mainly cover consumer financing, and a range of digital solutions for our users and ecosystem partners.

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

Live Streaming. In March 2020, we launched our first mobile BOSS live streaming event featuring a live tour by our management team and Trip.com live streaming series. Since then we have upgraded our live streaming channel into a platform with integrated resources and content. In addition to our official channel, our live streaming platform also hosts professionally-generated content contributed by professional travel bloggers, KOLs, and our ecosystem partners. We have collaborated with leading international hotel brands to offer our users discounts on luxury hotels through live streaming. Our live streaming has also showcased destinations around the world with featured international travel products, attracting millions of views by our users. We have diversified our live streaming distribution channels by collaborating with leading live streaming platforms.

User Support

We provide user support online and offline through multiple channels such as calls, instant messaging, email, and social networks, in multiple media formats such as voice, text, image, and video, 24 hours a day, seven days a week. We are committed to maintaining high service standards worldwide. As of December 31, 2024, we had nine customer service centers located around the world, including in Shanghai, Nantong, Guangzhou, Manila, Bangkok, Kuala Lumpur, Tokyo, Seoul, and Edinburgh. These customer service centers are staffed with in-house travel specialists who have participated in a formal training program before commencing work. Our workforce includes thousands of travel professionals across 28 countries. We also provide comprehensive aftersales services including aftersales support, pre-travel warnings, major incident compensation, a special situation refund policy, and emergency support, among others. All of these efforts have resulted in consistently improving customer service quality and a global customer satisfaction rate of nearly 90%.

In China, we have been a standard setter for user support in the travel industry. In 2016, we launched the first travel safety center in the region. The service center established seven mechanisms to provide travelers with more protection, including the application of the global supplier travel safety standards, travel warning centers, a global travel destination emergency assistance mechanism, major disaster protection funds, a special reason cancelation policy, global travel insurance and rescue services, and a tour guide responsibility mechanism. We provide our users with travel insurance service including insurance consultation and claim settlements, from delayed and cancelled trips to accidental injury treatment, through one of the subsidiaries with insurance license. In 2017, we launched the first global travel SOS service in the region. Users who book a trip from our platforms have access to 24/7 emergency support. The SOS service currently covers three major categories: (i) support in emergencies such as natural disasters and terrorist attacks, (ii) support in case of injury or illness during the journey, including assistance in medical treatment, delivery of medicines, and translation services, and (iii) assistance provided when valuables are lost during the journey, including assistance in the recovery of lost property and eventually bringing the property back to the home country.

As we consistently expand our global reach, Trip.com has also been recognized for exceptional quality of service. At the 2024 International Customer Relations Excellence Awards presented by the Asia Pacific Customer Service Consortium, Trip.com was recognized as both Contact Center of the Year and Global Support Services of the Year. Trip.com has also been awarded as Asia’s leading online travel agency in 2024 at the World Travel Awards. These recognition underscore our commitment to putting customers first, offering 24/7 global support and service to international travelers at every stage of their journey.

Technology

Since our inception, we have been able to support the growth in our online and offline traffic and transactions with our technology and infrastructure. Our IT infrastructure is able to support nearly every aspect of our business, including our travel platform, mobile and website operations, and customer service centers.

Technology-Empowered Platform

Our technology platform is empowered by AI and other proprietary technologies. Our platform processes a massive amount of travel-related data. We leverage various technologies such as natural language processing, speech recognition, computer vision, and conversational AI to inform various applications such as traffic forecasting, civil aviation big data analysis, flight delay prediction, a tourism knowledge graph, and especially, improved customer services to our global user base, among others. The application of the technologies benefits not only our users, but also our ecosystem partners.

For our users, our technologies enable personalized recommendations, a streamlined user experience, enhanced user engagement, and the sharing and viewing of user-generated content. We use both public and private cloud technologies to optimize operational efficiency. Some of the core technologies underlying our user support include (i) CtripIM, an instant messenger system developed in-house, which offers a streamlined problem-solving process, (ii) Softswitch, which enables us to securely encrypt users’ displayed phone numbers to prevent leakage of sensitive user information, (iii) SoftPBX, a telephone system software that distributes calls through the intranet to different operators after the user’s phone call is connected. These technologies enable us to handle user requests more efficiently, support our users in times of traffic spikes, enhance system stability, and ensure consistent availability to our users, (iv) WenDao/TripGenie, a big-data-driven, intelligent travel assistant that provides users with questions and answers related to itinerary planning, information gathering, and others, and (v) TripBest, a ranking system for products in travelling destinations, which comprehensively evaluates factors such as user reviews, sales and popularity to provide users with the best product recommendations.

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

Our technologies for flight ticket searches include a search engine and personalized recommendation system. These technologies can support hundreds of millions of queries per day. The technology currently has covered departure or arrival cities worldwide and accommodates various languages. We have also built intelligent tools and machine learning technologies for ecosystem partners to strengthen their competitive positions. We provide deep integration of travel information technology systems with online transaction platforms, which further decreases airlines’ operating cost and maximizes revenue.

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

Marketing and Brand Awareness

Through a combination of online and offline marketing, brand promotion, cross-marketing, and rewards program, we have created strong brands associated with travel products and services and user support. In addition, we leverage word-of-mouth referrals among users to promote our brands. We will continue to use our focused marketing strategy to further enhance awareness of our brands and acquire new target users. We are currently focused on the Asia-Pacific region in terms of marketing, as it is projected to witness the fastest growth in the coming years among the global travel industry.

Brand Advertising

We currently operate through four leading travel brands, namely (i) Ctrip, a leading provider of travel and related services in China; (ii) Qunar, a leading online travel agency in China; (iii) Trip.com, an online travel agency for global travelers; and (iv) Skyscanner, a leading global travel search company.

We conduct our brand campaigns through advertising on video streaming platforms, targeted liquid-crystal displays in public spaces, and billboards at airports, railway stations, and bus stations. We also work with celebrities in our marketing campaigns and embed our brand and travel products into live TV shows, movies, and other entertainment marketing channels. We also opened approximately 6,000 offline stores as of December 31, 2024 to supplement our online marketing to acquire more consumers who prefer an in-person experience. With these diverse channels, we believe that we have effective strategies to enhance brand awareness and user engagement and attract a new generation of users, and we have a unique advantage in our ability to develop truly multi-channel marketing solutions for global destinations.

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

Rewards Program

To secure our users’ loyalty and further promote our brand, we provide our users with a rewards program. This program allows our users to accumulate membership points calculated according to the services purchased by the users. Our users may redeem these points for discounted future bookings or gifts.

Seasonality

The travel service industry is characterized by seasonal fluctuations, and accordingly our revenues may vary from quarter to quarter. For example, in China, to date, the third quarter of each year generally contributes the highest portion of our annual net revenues primarily due to the strong demand for both leisure and business travel activities during the summer. These seasonality trends are difficult to discern in our historical results because our revenues have grown substantially since inception. However, our future results may be affected by seasonal fluctuations in the use of our services by our users. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

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

We engage legal counsel to advise on our data protection policies and ongoing compliance with applicable laws and regulations. As part of our internal procedure, we engage overseas legal counsel to advise on the applicable licensing and compliance requirements before entering into new markets.

For information about laws and regulations relating to user privacy and data security, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Internet Information Security and Privacy Protection.”

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

As of December 31, 2024, we had over 1,600 patents registered with the PRC Intellectual Property Administration, including over 650 invention patents, and we had over 1,100 pending patent applications in China.

As of December 31, 2024, we owned over 1,750 registered trademarks and approximately 200 pending trademark applications, in various categories with the Trademark Office of the PRC Intellectual Property Administration. In addition, we had over 200 registered trademarks in various jurisdictions outside of China. We have registered our major trademarks “Ctrip” and “携程” (simplified Chinese characters for Ctrip), “携程Ctrip” (a combination of the Chinese and English characters for Ctrip), “Trip.com,” and “Trip.com Group” in various countries and regions.

As of December 31, 2024, we held over 1,400 computer software copyrights and over 250 other copyrights registered with the PRC Copyright Administration.

As of December 31, 2024, we had over 300 registered domain names in China, including ctrip.com, and approximately 30 registered domain names outside China, including trip.com, all of which have been registered with www.markmonitor.com, and we have full legal rights over these domain names. As of the date of this annual report, all of our registered domain names were in effect.

Competition

The global travel industry is highly competitive. In many markets where we operate, we compete with other travel agencies, including local and foreign consolidators of hotel accommodation and airline tickets as well as traditional travel agencies. As the global travel market continues to evolve, we may be faced with increased competition from new travel agencies operating locally or internationally. As our operation becomes increasingly globalized, we also expect to face increasing competition with local service providers who may be more familiar with local conditions in the various jurisdictions where we operate. We may also face increasing competition from hotels and airlines as they increase their direct selling efforts or engage in alliances with other travel service providers, as well as content platforms and social networks entering into the travel industry.

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

Strategic Investments and Acquisitions

To further strengthen our competitive position in global markets, we constantly evaluate opportunities for strategic investments in, and acquisitions of, complementary businesses, assets and technologies and have made such investments and acquisitions from time to time. However, we have not made any material acquisitions since 2020.

Health, Work Safety, and Sustainability Matters

We are dedicated to engaging our users and ecosystem partners as a responsible corporate citizen. We are committed to promoting sustainable tourism and introducing carbon mitigation measures and will continue to explore ways to further improve energy efficiency. For example, we launched certain initiative through which we encourage hotel partners to adopt sustainable practices such as utilizing green and clean energy sources, refraining from providing disposable items voluntarily, and implementing water-saving appliances. Our initiative also incentivizes users to commit to water and energy conservation, carbon emission and waste reduction, and community support with extra rewards. In addition, we launched the “Low Carbon Hotel Standard” to work with hotel partners to jointly implement low carbon emissions and promote sustainability. The low-carbon hotel evaluation standards are based on quantifiable, verifiable, and improvable principles, and are mainly based on the relative level of the unit carbon emissions among hotels of the same type. Currently, approximately 3,000 hotels have been selected as fulfilling the criteria for low-carbon hotel standards. Furthermore, Trip.com and Skyscanner became founding members of a sustainable tourism campaign, “Travalyst,” which is developing sustainability frameworks to guide sustainability practices across the travel industry. Skyscanner is developing an aviation sustainability framework that creates greater transparency on carbon emissions for individual flights and highlights the sustainability practices of different airlines.

We believe that rural tourism is an effective way to revitalize villages. As our entry point for village revitalization, we introduced high-end rural accommodation benchmark initiative “Country Retreats,” combining agriculture, culture, and tourism, to create a wonderful vacation experience for users. Since the inception of this initiative, we have established 34 country retreats, resulting in an increase in local annual income per capita and the development of talents skilled in rural tourism. We aim to further create employment opportunities and increase income for local residents through this initiative, thereby contributing to the goal of common prosperity.

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

We do not operate any manufacturing or warehousing facilities. Therefore, we are not subject to significant health, work safety, social, or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to the labor and safety laws and regulations. For the year ended December 31, 2024 and up to the date of this annual report, we had not been subject to any material fines or other penalties due to non-compliance with health, work safety, social, or environmental regulations.

Government Regulations

As a global business, we are subject to changing government regulations across multiple jurisdictions. New laws and regulations may be adopted from time to time. This section sets forth the most important laws and regulations that govern our current business activities in multiple jurisdictions across the globe, including the PRC, the European Union, Singapore, the United Kingdom and certain other jurisdictions.

PRC Regulations

Current PRC laws and regulations impose restrictions on foreign ownership of certain businesses in China. As a result, we conduct these businesses in China through contractual arrangements with the VIEs as well as certain independent travel agencies. Some of our employees and senior consultants, all of whom are PRC citizens, directly or indirectly own all or most of the equity interests in the VIEs as of the date of this annual report.

According to our PRC legal counsel, Commerce & Finance Law Offices, the ownership structures, as described in this annual report, comply with all existing PRC laws, rules, and regulations.

Regulations Relating to Foreign Investment in China

Foreign Investment Industrial Policy

Investments activities in China by foreign investors are principally governed by the Catalog for the Encouragement of Foreign Investment Industries (2022 Edition) and the 2024 Negative List promulgated by the Ministry of Commerce and the NDRC, which set forth the industries in which foreign investments are encouraged, restricted, and prohibited. Industries that are not listed in the Catalog for the Encouragement of Foreign Investment Industries (2022 Edition) and the 2024 Negative List are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

According to the 2024 Negative List, the foreign equity interests ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) must not exceed 50%, and foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including e-commerce business operation) in China.

PRC Foreign Investment Law and its Implementation Measures

The PRC Foreign Investment Law, effective since January 1, 2020, provides the definition of “foreign-invested enterprises” and “foreign investment”. The Measures on Reporting of Foreign Investment Information, jointly promulgated by the Ministry of Commerce and the SAMR and effective since January 1, 2020, provide that foreign investors or foreign-invested enterprises must submit investment information to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System.

The Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued on February 3, 2011 and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that came into effect on September 1, 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. The Foreign Investment Security Review Measures came into effect on January 18, 2021, which require direct or indirect investment by foreign investors of PRC companies engaged in military-related or certain other industries be subject to security review before consummation of any such investment. “Certain other industries” refer to, among others, important transportation services, important culture products and services, important information technology and internet products and services, and important finance services that are crucial to national security.

Regulations Relating to Value-Added Telecommunications Services

The PRC Telecommunications Regulations, most recently amended in February 2016, provide the regulatory framework for telecommunications service providers in China and require a telecommunications service provider to obtain an operating license prior to commencing its operations. The Telecommunications Regulations categorize all telecommunications services as either basic telecommunications services or value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services. Pursuant to the Catalog of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently amended on June 6, 2019, information services provided via public telecommunication network or the internet and the online data processing and transaction processing services provided via public telecommunication network or the internet by utilizing various kinds of data and transaction processing application platforms that are connected to public telecommunication network or the internet fall within value-added telecommunications services.

According to the Administrative Measures on Internet Information Services last amended on January 8, 2011, the internet information services is classified into commercial internet information services and non-commercial internet information services; an operator of commercial internet information services must obtain a value-added telecommunications operating license for the provision of internet information services from the appropriate telecommunications authorities. The Administrative Measures for Telecommunications Operating Licenses came into effect on September 1, 2017 and further regulate the telecommunications operating licenses.

Restrictions Relating to Travel Agency

The PRC Tourism Law, which was last amended in 2018, aims to protect tourists’ and tour operators’ legal rights, regulate travel market, protect and make a reasonable use of travel resources, and promote the development of travel industry, and sets forth specific requirements for the operation of travel agencies and the activities in which travel agencies are prohibited to engage.

The travel industry is subject to the supervision of the Ministry of Culture and Tourism and local tourism administrations. The principal regulations governing travel agencies in China include the Travel Agency Regulations, most recently amended on November 29, 2020, and the Implementing Rules of Travel Agency Regulations, most recently amended on December 12, 2016. Under these regulations, a travel agency must obtain a license for outbound travel agency business from the National Tourism Administration or its authorized provincial-level tourism administration, and a license for domestic and inbound travel agency business from the provincial-level tourism administration or its authorized municipal tourism administration.

The Travel Agency Regulations permit foreign investors to establish foreign invested travel agencies. Foreign-owned travel agencies are allowed to open branches nationwide, but are restricted from engaging in outbound tourism business for mainland China residents, unless otherwise determined by the State Council, or provided under a free trade agreement between the country and China, or any closer economic partnership arrangements between mainland China, Hong Kong, and Macao. Since 2009, a series of policies are published to gradually allow foreign invested travel agencies to engage in the business of arranging PRC residents to travel to overseas destinations on a trial basis, including the Opinion on Accelerating Development of Travel Industry, the Interim Measures for Supervising Pilot Operation of Overseas Travel Business, the Plan to Strengthen the Reform and Open-up Policy in China (Shanghai) Pilot Free Trade Zone, the Approval to the Work Plan on Fully Promoting the Comprehensive Pilot Program for Expanding the Opening-Up of the Service Industry of Beijing Municipality and the Approval of the State Council on Agreeing to Temporarily Adjust the Implementation of Relevant Administrative Regulations and Departmental Rules Approved by the State Council.

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

The Administrative Provisions on Public Air Transport Passenger Services, promulgated by the Ministry of Transport and came into effect on September 1, 2021, stipulate certain obligations of aviation sales online platform operators and agents.

Regulations Relating to E-Commerce

The Measures for the Supervision and Administration of Online Trading, effective in May 2021, stipulate the obligations of online trading operators. Social networking, live streaming, or other network services providers who provide online trading platform services for operators must perform the obligations in accordance with the laws and regulations. On December 24, 2014, the Ministry of Commerce promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) to regulate the formulation, revision, and enforcement of transaction rules for online retail marketplace platforms.

The PRC E-Commerce Law, which came into effect on January 1, 2019, imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the PRC E-commerce Law, e-commerce operators who provide search results based on consumers’ characteristics, such as hobbies and consumption habits, must also provide consumers with options that are not targeted at their personal characteristics at the same time, respect and fairly protect the legitimate interests of the consumers. In addition, e-commerce platform operators are not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on their platforms by merchants, or charge merchants operating on its platform any unreasonable fees. The Interim Measures for Collaborating with Law Enforcement regarding Online Transactions, which came into effect on January 20, 2025, stipulate that relevant authorities have the right to require platform operators to provide information of online transactions within its platform and collaborate with law enforcement activities.

An e-commerce platform operator must obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the PRC Telecommunications Regulations and the Catalog of Telecommunications Services.

Regulations Relating to Consumer Protection

The PRC Consumer Protection Law was last amended on October 25, 2013 and effective on March 15, 2014. The PRC Consumer Protection Law sets out the obligations of business operators and the rights and interests of consumers. Business operators must guarantee the quality, function, usage and term of validity of the goods or services they sell or provide, if these goods and services are consumed under normal standards. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online platforms may claim damages from the sellers or service providers. Online platform operators may be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online platforms if the platform operators fail to provide consumers with authentic contact information of the sellers or service providers. The Implementation Rules of the PRC Consumer Protection Law came into effect on July 1, 2024, according to which, if the business operators adopt automatic extension, automatic renewal, or other similar mechanisms in connection with the provisions of their services, the business operators must prominently draw the attention of the consumers before they accept the service and before the dates of automatic extension, automatic renewal, or effectiveness of other mechanisms. The business operators cannot send commercial information to consumers or make commercial telephone calls without the consent of the consumers. In the event that a consumer consents to receiving commercial information and/or commercial telephone calls, the business operators must provide clear and convenient means of cancellation and must immediately stop these behaviors if the consumer chooses to cancel.

Regulations Relating to Internet Information Security and Privacy Protection

Internet content in China is also regulated and restricted from a state security point of view. A series of laws and regulations were promulgated to regulate Internet security, including but not limited to, the Decision Regarding the Safeguarding of Internet Security, the Administrative Measures for the Security Protection of International Connections to Computer Information Network, the Several Provisions on Regulating the Market Order of Internet Information Services, the Order for the Protection of Telecommunication and Internet User Personal Information, the Administrative Provisions on Mobile Internet Applications Information Services, the Administrative Provisions on Internet Follow-up Comment Services, the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps and the Provision on Scope of Necessary Personal Information for Common Types of Mobile Internet Applications.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the PRC Cyber Security Law, which came into effect on June 1, 2017. The PRC Cyber Security Law provides that network operators must set up a classified protection system for cyber security. The PRC Cyber Security Law imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The PRC Cyber Security Law also requires network operators that provide network access or domain name registration services, landline, or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. On August 29, 2015, the Standing Committee of the National People’s Congress issued the Ninth Amendment to the PRC Criminal Law, effective on November 1, 2015. Any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order will be subject to criminal penalty.

Since 2021, the CAC and other government authorities promulgated a series of laws and regulations relating to information protection and data security, including but not limited to, the PRC Data Security Law, the Guidance on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, the Administrative Provisions on Internet Information Service Deep Synthesis, the PRC Personal Information Protection Law, the Cybersecurity Review Measures, the Regulations on the Security Protection of Critical Information Infrastructure, the Security Assessment Measures for Data Outbound Transfer, the Provisions on Facilitating and Regulating Cross-border Data Flow, the Administrative Regulations on Network Data Security, the Administrative Measures on Data Security in the Field of Industry and Information Technology (Trial) and the Administrative Measures for Personal Information Protection Compliance Audit.

The PRC Data Security Law established a tiered system for data protection in terms of their importance. Data categorized as “important data”, which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. In addition, such operator is required to evaluate the risks of its data activities periodically and file assessment reports with the regulatory authorities.

The PRC Personal Information Protection Law integrates a variety of rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China and certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. According to this law, the CAC promulgated the Security Assessment Measures for Data Outbound Transfer to outline the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of China. In March, 2024, the CAC further issued the Provisions on Facilitating and Regulating Cross-border Data Flow, according to which data processors who transfer personal information outbound may be exempt from the requirements for security assessment, standard contract filing and obtaining security certification under certain circumstances, including when it is necessary to transfer personal data overseas for the purpose of executing and performing a contract to which the individual is a party, such as air ticket and hotel reservation.

The Cybersecurity Review Measures set forth that, where the activity affects or may affect national security, a critical information infrastructure operator that purchases network products and services, or an internet platform operator that conducts data process activities, must be subject to the cybersecurity review; “internet platform operators” in possession of personal information of over one million users are also subject to the cybersecurity review requirement if such operators intend to pursue a foreign listing. Additionally, PRC governmental authorities may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security. According to the Regulations on the Security Protection of Critical Information Infrastructure, the critical information infrastructure operator must perform certain obligations to protect the critical information infrastructure’s security, including but not limited to, conducting network security test and risk assessment at least once a year. The security protection departments are responsible for organizing the identification of critical information infrastructure in their respective industries and areas in accordance with the identification rules, and will inform the identification results to the operators in a timely manner and report such results to the public security department of the State Council. According to the Administrative Regulations on Network Data Security, network data processors who carry out network data processing activities that affect or may affect national security shall go through national security review in accordance with relevant regulations. In addition, the service providers of large network platforms, i.e., platforms with more than 50 million registered users or more than 10 million monthly active users with complex business types and whose network data processing activities have significant impact on national security, economic operation, national economy and people’s livelihood or other aspects, shall issue annual reports on their social responsibility for personal information protection.

The Administrative Measures for Personal Information Protection Compliance Audit were promulgated by the CAC on February 12, 2025, and will take effect on May 1, 2025. According to these measures, personal information processors who process personal information of more than 10 million individuals should conduct personal information protection compliance audit (the “Compliance Audit”) at least every two years, who process personal information of more than 1 million individuals shall designate a person responsible for the Compliance Audit, and who provide important Internet platform services, with large number of users and have complex business types shall establish an independent organization composed mainly of external members to supervise the Compliance Audit. Under certain circumstances, the CAC and other departments that perform the duty of personal information protection may require the personal information processors to entrust professional organizations to conduct Compliance Audit.

The PRC government authorities have wide discretion in the interpretation and enforcement of these laws. As a major internet platform, we are exposed to risks of being deemed to be a critical information infrastructure operator or a network platform operator meeting the above criteria under the PRC cybersecurity laws.

Regulations Relating to Advertising Business

The PRC Advertisement Law, which was last amended on April 29, 2021, requires advertisers to ensure that the content of the advertisements are true. The content of advertisements cannot contain prohibited information.

The Internet Advertisement Interim Measures, which came into effect on September 1, 2016, regulate any advertisement published on the internet, including but not limited to, those on websites, webpage, and apps, those in the forms of word, picture, audio, video, and others. According to the Internet Advertisement Measures, internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even if the internet information service provider merely provides information services and has not involved in the internet advertisement businesses. On February 25, 2023, the SAMR promulgated the Measures for Administration of Internet Advertising, which stipulate the obligations of the advertisers, the internet advertising operators, and the internet information service providers. According to these measures, the product seller or the service provider who markets any product or service through live streaming on the internet, which constitutes a commercial advertisement, must take the corresponding responsibilities and perform obligations of advertisers in accordance with the laws and regulations, and the live streaming operators and marketers should also take corresponding responsibilities and perform obligations if they provide advertising design, production, agency, or publishing services or constitutes an advertising endorsement.

Regulations Relating to Insurance Business

According to the Administrative Measures for Licenses of Banking and Insurance Institutions, which came into effect on July 1, 2021, insurance agencies must obtain an insurance intermediary license.

The Provisions on the Supervision and Administration of Insurance Agencies, which came into effect on January 1, 2021, provide that an “insurance agency” refers to an agent that is instructed by and receives commissions from insurance companies to handle insurance services to the extent authorized by the insurance companies, including professional insurance agencies, sideline insurance agencies, and individual insurance agents. Professional insurance agencies and the sideline insurance agencies who are legal persons must obtain license relating to insurance agency operations from the China Banking and Insurance Regulatory Commission.

Pursuant to the Measures on the Supervision and Administration of Internet Insurance Business, which came into effect on February 1, 2021, internet insurance businesses should be carried out by insurance institutions legally established, including insurance companies and insurance intermediaries, and the insurance institutions are required to run an online platform operated in-house that satisfy certain conditions.

Regulations Relating to Intellectual Property Rights

Trademark

Trademarks are protected by the PRC Trademark Law and the Implementation Regulation of the PRC Trademark Law. In China, registered trademarks include commodity trademarks, service trademarks, collective marks, and certification marks. The Trademark Office of China National Intellectual Property Administration handles trademark registrations and grants a term of 10 years to registered trademarks commencing from the date of registration and the registered trademarks can be renewable every 10 years where a registered trademark needs to be used after the expiration of its validity term.

Patent

Pursuant to the PRC Patent Law and the Implementing Rules of the PRC Patent Law , there are three types of patents in China: invention patents, utility model patents, and design patents. The protection period of a patent right for invention patents is 20 years and the protection period of a patent right for utility model patents and design patents is 10 years, both commencing from the filing date. Any entity or individual that seeks to exploit a patent owned by another party should enter into a patent license contract with the patent owner concerned and pay patent royalties to the patent owner. Pursuant to the Measures for the Filing of Patent Licensing Contracts, the State Intellectual Property Office is responsible for filing of patent licensing contracts nationwide and the parties concerned must complete filing formalities within three months from the effective date of a patent licensing contract.

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

According to the Computer Software Copyright Registration Measures, the National Copyright Administration is the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China will grant registration certificates to the Computer Software Copyrights applicants if the applications conform to the provisions of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations.

Domain Names

The Administrative Measures on Internet Domain Names regulate that “.CN” and “zhongguo (in Chinese character)” are China’s national top level domains. Any party that engages in internet information services must use its domain name in compliance with laws and regulations and in line with the provisions of the telecommunications authority, and cannot use its domain name to commit any illegal act.

Regulations Relating to Anti-Monopoly and Anti-Unfair Competition

According to the PRC Anti-Unfair Competition Law, which was last amended on April 23, 2019, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the PRC Anti-Unfair Competition Law in the production and operating activities.

The PRC Anti-Monopoly Law, which was last amended on June 24, 2022, introduced a “safe harbor” for vertical monopoly agreements entered into by operators whose market share falls below a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of PRC Anti-Monopoly Law, among others. This amendment emphasized the enforcement of PRC Anti-Monopoly Law in the internet and other key industries. The Anti-Monopoly Guidelines for the Internet Platform Economy Sector outline certain practices that may, if without justifiable reasons, constitute abuse of dominant position. The guidelines also expressly state that concentration involving variable interest entities will also be subject to antitrust filing requirements. The Provisions on the Review of Concentrations of Undertakings further clarified the factors that should be considered to determine whether an undertaking acquires control over, or may exercise decisive influence on, other undertakings. The Interim Provisions on Anti-Unfair Online Competition specified certain online unfair competition practices that should not be implemented by operators to disrupt market competition order, affect fair market transactions or infringe the legitimate rights and interests of other operators or consumers. The Guidelines for Review of Horizontal Concentration of Undertakings specified the definition of horizontal concentration and introduced market share and relevant index to determine the scope of “safe harbor”.

Regulations Relating to Labor and Social Security

According to the PRC Labor Law, the PRC Labor Contract Law and the Implementation Regulations on PRC Labor Contract Law, labor contracts in written form must be executed to establish labor relationships between employers and employees. In addition, wages cannot be lower than local minimum wage. The employers must establish a system for labor safety and sanitation, strictly abide by national rules and standards, provide education regarding labor safety and sanitation to its employees, provide employees with labor safety and sanitation conditions and necessary protection materials in compliance with state rules and carry out regular health examinations for employees engaged in work involving occupational hazards.

According to the PRC Social Insurance Law the Provisional Regulations on the Collection and Payment of Social Insurance Premium and the Regulations on the Administration of Housing Fund, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and housing funds. Any employer who fails to contribute may be fined and ordered to make up for the deficit within a stipulated time limit.

Regulations Relating to Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law and the Implementation Regulations on the Enterprise Income Tax Law, a uniform income tax rate of 25% should be applied to resident enterprises and non-resident enterprises that have “establishment or place” situated in China. Besides enterprises established within China, enterprises established in accordance with the laws of other jurisdictions whose “de facto management bodies” are within China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within China but which have an establishment or place of business in China, or which do not have an establishment or place of business in China but have income sourced within China. An income tax rate of 10% should normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC resident enterprise investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the income is not substantially connected with the establishment or place of business, to the extent such dividends or other gains are derived from sources within China.

According to the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland China and Hong Kong entered into between mainland China and Hong Kong on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest of the PRC foreign-invested enterprise which pays the dividends, the 10% withholding tax rate applicable under the PRC Enterprise Income Tax Law may be lowered to 5% if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland China and Hong Kong and other applicable laws. The aforementioned tax treaty also provides a benefit for interest payments made by a PRC enterprise to a Hong Kong resident, allowing for a reduction in the withholding tax rate from 10% to 7%. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which came into effect on February 20, 2009, if the PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a transaction or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Arrangement for the Avoidance of Double Taxation and Tax Evasion between Mainland China and Hong Kong.

Value-Added Tax

All taxpayers selling goods or providing processing, repairing, or replacement labor services, sales of services, intangible assets and real property and importing goods in China must pay a value-added tax in accordance with the Provisional Regulations on Value-added Tax and its implementation rules. The Provisional Regulations on Value-added Tax were last amended on November 19, 2017. The regulations applicable to the prevailing value-added tax are the Notice of the Ministry of Finance and the State Taxation Administration on Adjusting Value added Tax Rates and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform. According to a series of announcements published by the Ministry of Finance and the State Taxation Administration, the value-added tax levy rate applicable to the small-scale taxpayers is reduced to 1% until December 31, 2027. The Value-Added Tax Law of the People’s Republic of China was promulgated by the Standing Committee of the National People’s Congress on December 25, 2024 and will come into effect on January 1, 2026, which provides the definition of taxable transactions, specifies how to determine whether the taxable income took place in China, and renews the tax rates. As of the date of this annual report, the rate of value-added tax applicable to our PRC subsidiaries and the variable interest entities generally varies from 1% to 13% depending on the product type.

Regulations Relating to Foreign Exchange Supervision

The principal regulations governing foreign currency exchange in China are the PRC Regulation on the Foreign Exchange Control, which was last amended on August 5, 2008, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment, which came into effect on July 1, 1996. According to these regulations, Renminbi for current account items is freely convertible, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, and investments in securities outside of China, unless the prior approval or record-filing of SAFE or its local counterpart is obtained.

Since 2015, SAFE issued a series of notices and circulars to reform the administrative methods regarding foreign exchange capital settlement of foreign-invested enterprises and promote the facilitation of cross-border trade and investment, including the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, the Circular on Reforming and Regulating the Administrative Policy of the Settlement under Capital Accounts, the Circular on the Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment, the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business and the Notice on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment. According to these notices and circulars, banks are to review and carry out foreign exchange registration under foreign direct investment. Eligible enterprises are allowed to make domestic payments by using their income under capital accounts, such as capital funds, foreign debts and the proceeds from overseas listing, without submitting the evidentiary materials concerning authenticity of such capital for banks in advance; provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge must conduct post spot checking in accordance with the requirements. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. SAFE can adjust such proportion in due course based on the circumstances of the international balance of payments. Non-investment foreign-invested enterprises are also permitted to make domestic equity investments with their capital funds in foreign currency provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. The equity transfer consideration in foreign currency received by a PRC transferor from a PRC entity or the funds in foreign currency raised by a PRC enterprise through overseas listing may be directly remitted into the settlement account under the capital account and be settled and used autonomously.

The Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies provide the registration procedures and relevant requirements for PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year (except for foreign diplomatic personnel in China and representatives of international organizations in China) to participate in any stock incentive plan of an overseas publicly listed company.

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

Regulations Relating to Dividend Distributions

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law and the PRC Foreign Investment Law. Under the current PRC regulatory regime, foreign-invested enterprises in China may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserves funds reaches 50% of its registered capital, and cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to M&A and Overseas Listings

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors were last amended on June 22, 2009. Foreign investors must comply with these regulations when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing of the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in China, purchase the assets of a domestic company by agreement and utilize the assets through the foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic company by agreement, establish a foreign-invested enterprise by injecting such assets, and utilize the assets. According to Article 11 of the regulations, where a domestic enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic enterprise which is related to or connected with it/him/her, approval from the Ministry of Commerce is required. The regulations, among other things, further purport to require that an overseas special purpose vehicle directly or indirectly controlled by PRC domestic individuals or entities for the purpose of overseas listing to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Pursuant to the Negative List, if a PRC domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company cannot be involved in the company’s operation and management, and their shareholding percentages should be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. At a press conference held on January 18, 2022, the NDRC clarified that the requirement as mentioned above would only apply to PRC domestic company’s direct overseas offerings.

Under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, and a series of guidance rules and Q&As published by the CSRC in connection with the implementation of the Overseas Offering and Listing Measures, an overseas offering and listing by a PRC domestic company, either in director or indirect manner, has to be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis. The issuer or its affiliated PRC domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer must submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering in the same overseas market(s) within three business days after the completion of such follow-on offering. Failure to comply with the filing requirements may result in fines to the PRC domestic companies and the controlling shareholder, and other responsible persons. The responsible persons may be prohibited from entering the securities market by the CSRC in cases of serious violations and may be held criminally liable. The Overseas Offering and Listing Measures also set forth certain regulatory red lines for overseas offerings and listings by PRC domestic enterprises.

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

Regulations of Other Jurisdictions

Regulations in Europe

In the European Union and the United Kingdom, we are subject to laws and regulations regarding data privacy and protection, including the General Data Protection Regulation, known as the EU GDPR, on the protection of natural persons with regard to the processing and free movement of personal data. The EU GDPR applies directly in all European Union member states from May 25, 2018 and applies to companies with an establishment in the European Economic Area and to certain other companies not in the European Economic Area that offer or provide goods or services to individuals located in the European Economic Area or monitor individuals located in the European Economic Area. In the United Kingdom, we are subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018, collectively known as the UK GDPR. We refer to the EU GDPR and UK GDPR as the GDPR. The GDPR implements stringent operational requirements for controllers of personal data, including, for example, maintaining a record of data processing activities, expanded disclosures about how personal data is to be collected and processed, limitations on retention of personal data (including pseudonymized data), increased cybersecurity requirements, possible mandatory data breach notification requirements, a requirement for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities, complying with rights for data subjects in regard to their personal data (including data access, erasure (the right to be “forgotten”) and portability), ensuring appropriate safeguards are in place where personal data is transferred out of the European Economic Area and the United Kingdom, and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. The activities of data processors are also regulated, and companies undertaking processing activities are required to offer certain guarantees in relation to the security of processing and the handling of personal data. Contracts between data controllers and data processors will also need to be updated to include certain terms prescribed by the GDPR, and negotiating these updates may not be fully successful in all cases. Failure to comply with the European Union laws, including failure under the GDPR and other laws relating to the security of personal data may result in fines up to €20,000,000 (£17,500,000 under the UK GDPR) or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices (for a compulsory audit),civil claims (including class actions) and, in certain EU jurisdictions, criminal liability.

In June 2024, the European Union legislators formally signed the EU Artificial Intelligence Act, or the EU AI Act, which came into effect on August 1, 2024. The EU AI Act sets a comprehensive legal framework for the development, provision, marketing and use of AI in the EU market, establishing a detailed classification for AI systems through a risk-based approach. Companies that develop, provide, or use AI in the EU are subject to a series of obligations under the EU AI Act, varying from risk levels of their AI use case, such as conformity assessments, transparency requirements, information provision, human oversight, accuracy and security. Violation of the provisions under the EU AI Act could result in fines of up to €35 million or 7% annual worldwide turnover from the preceding financial year, whichever is higher.

In the European Union, the Digital Services Act, which is known as the DSA, came into force on November 16, 2022. The act governs, among other things, potential liability for illegal products on online platforms as well as obligations around traceability of merchants/business users and require enhanced transparency measures including in relation to any recommendation systems used to present product options to a user, including the main parameters used by such systems and any available options for recipients to modify or influence them. In particular, if an online platform presents information about products in a way that would lead an average consumer to understand the product is provided by the platform directly, rather than by a third-party merchant, the platform may be liable directly under consumer protection law. Further, the DSA contains general requirements that user interfaces may not deceive or manipulate users. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA.

Our operations in the United Kingdom are also subject to increasing regulatory obligations, such as the Online Safety Act and the Digital Markets, Competition and Consumers Bill. There is a heightened risk of legal challenges or consumer backlash if regulatory frameworks are not adhered to, leading to damage to brand image and possible fines or sanctions. Increased oversight from regulatory bodies may restrict operational flexibility and innovation.

Regulations in Asia

We maintain operations in a number of jurisdictions in Asia, including Singapore, South Korea, and various other jurisdictions in Southeast Asia.

In Singapore, the Personal Data Protection Act 2012, which is known as the PDPA, governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the Personal Data Protection Commission, which is known as the PDPC. The PDPA sets out certain obligations which all organizations are required to comply with relating to the collection, use or disclosure of personal data, unless exceptions apply. Amongst other things, unless exceptions apply, the PDPA requires organizations to obtain consent from individuals, inform them of the purposes for which the organization will be collecting, using, or disclosing personal data, make reasonable security arrangements to protect the personal data in its possession or control from unauthorized access, modification, loss, or similar risks, only transfer personal data out of Singapore in accordance with prescribed requirements to ensure that the personal data is protected to a standard comparable to the protection under the PDPA, and notify the PDPC (and, unless exceptions apply, affected individuals) in the event of a notifiable data breach.

In South Korea, we are also subject to applicable privacy and data security regulations, regulations relating to the use of artificial intelligence, and regulations on e-commerce platforms. Various jurisdictions in Southeast Asia are also implementing additional regulations on privacy and data security and e-commerce platforms. For example, Vietnam adopted new regulations relating to the cross-border transfer of data in 2024, and Thailand, Indonesia, and Vietnam have each adopted filing requirements for e-commerce platforms.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs as of December 31, 2024.

Notes:

(1)	Indirectly owned through Blossom International Holding (formerly known as Trip.com International), a Cayman Islands company.

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

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and globally and consulting and other fees paid to our subsidiaries by the VIEs in China. We conduct a majority of our business through our wholly-owned subsidiaries in China. PRC laws and regulations restrict foreign investment in certain businesses, including the value-added telecommunications industry. As a result, we conduct part of our business through a series of contractual arrangements between our PRC subsidiaries and the VIEs. As of December 31, 2024, significant VIEs and VIEs’ subsidiaries included Ctrip Commerce (VIE), Shanghai Huacheng (VIE), and Qunar Beijing (VIE). The contractual arrangements that we entered into with the VIEs may be amended and/or restated from time to time. We optimize the functions of various VIEs from time to time to avoid duplicative operations among these VIEs.

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

As of the date of this annual report, we leased offices and data centers with an aggregate gross floor area of over 100,000 square meters.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This annual report contains forward-looking statements. See “Forward-Looking Statement.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

We are a leading one-stop travel service provider globally, integrating a comprehensive suite of travel products and services and differentiated travel content. We are the go-to destination for travelers in Asia, and increasingly for travelers around the world, to explore travel and get inspired, to make informed and cost-effective travel bookings, and to enjoy hassle-free, on-the-go support and share travel experience.

In 2024, we derived approximately 40% of our total revenues from our accommodation reservation, 38% from transportation ticketing, 8% from packaged tour, 5% from corporate travel, and 9% from other products and services.

Major Factors Affecting Our Results of Operations

Economy and travel industry trends

As a leading travel service provider globally, our business is driven by the demand for travel services in our key markets. Demand for travel services primarily depends on the growth of the economy. Economic growth generally stimulates willingness to pay for travel services and their affordability, thus helping increase travel frequency and spending.

We also benefit from certain other key trends in the travel industry that affect how and how often users choose to purchase travel services, such as the increasing consumption potential in the rising middle class, user preference for diverse travel options, the booming demand for high-quality travel experience, and technology-driven enhancement in the travel industry supply chain.

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

Our ability to strengthen our brand recognition and maintain market position

We operate some well-recognized travel brands, including Ctrip, Qunar, Trip.com, and Skyscanner. Our ability to strengthen our brand recognition and maintain our market position in travel market is critical for us to build and maintain relationships with our users and ecosystem partners. We have solidified our market position over the past two decades. In order to strengthen our brand recognition and maintain our market position, we may need to increase our investments in marketing activities, product and service development, and user and ecosystem partner engagement, which may affect our operating margin.

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

Seasonality

Our users generally come to our platform for travel products and services to satisfy their leisure and business trip needs. Therefore, our business is subject to seasonal fluctuations, and our revenues may vary from quarter to quarter throughout a year. In China, to date, the third quarter of each year generally contributes the highest portion of our annual net revenues primarily due to the strong demand for both leisure and business travel activities during the summer. Our future results may continue to be affected by such seasonal fluctuations.

Key Components of Our Results of Operations

Revenues

We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the Years Ended December 31,
	2022	2023	2024
Revenues:
Accommodation reservation	37%	39%	40%
Transportation ticketing	41%	41%	38%
Packaged tours	4%	7%	8%
Corporate travel	5%	5%	5%
Others	13%	8%	9%

Total revenues	100%	100%	100%

Under most circumstances, we do not take ownership of the products and services being sold. Instead, we act as an agent in substantially all of our transactions. Our risk of loss due to obligations for canceled hotel and airline ticket reservations is thus relatively remote. Accordingly, we recognize revenues primarily based on commissions earned rather than transaction value.

PRC laws and regulations restrict foreign investment in certain businesses, including value-added telecommunications industry. As a result, we conduct part of our business through the VIEs. Historically, we generated a portion of our revenues from fees charged to these entities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with the VIEs” for a description of our relationship with these entities.

Accommodation Reservation. Accommodation reservation revenue constitutes a significant source of our revenues. In 2022, 2023, and 2024, our accommodation reservation revenue was RMB7.4 billion, RMB17.3 billion, and RMB21.6 billion (US$3.0 billion), representing 37%, 39%, and 40% of our total revenues, respectively.

We generate substantially all of our accommodation reservation revenue through commissions from hotel reservation partners through our platform. We recognize revenues when the reservation becomes non-cancelable, which is the point at which we complete our performance obligation in accommodation reservation services.

Transportation Ticketing. In 2022, 2023, and 2024, our transportation ticketing revenue was RMB8.3 billion, RMB18.4 billion, and RMB20.3 billion (US$2.8 billion), representing 41%, 41% and 38% of our total revenues, respectively.

We operate our transportation ticketing business primarily through our wholly-owned subsidiaries, the VIEs and VIEs’ subsidiaries, and a network of ecosystem partners. Commissions from ticketing reservations rendered are recognized when tickets are issued as this is when our performance obligation is satisfied. Revenues from other related services are recognized at the time when the services are rendered.

Packaged tours. In 2022, 2023, and 2024, our packaged-tour revenue was RMB797 million, RMB3.1 billion, and RMB4.3 billion (US$594 million), respectively. We bundle the packaged-tour products and services and receive referral fees from ecosystem partners for packaged-tour products and services through our platform. Referral fees are recognized on the departure date of the packaged tours as this is when our performance obligation is satisfied.

Corporate Travel. Our corporate travel revenue primarily includes commissions from transportation ticketing booking, accommodation reservation, and packaged-tour services rendered to corporate clients. In 2022, 2023, and 2024, revenue from our corporate travel services was RMB1.1 billion, RMB2.3 billion, and RMB2.5 billion (US$343 million), respectively. We contract with corporate clients based on a service fee model. Travel reservations are made via online and offline services for transportation ticketing booking, accommodation reservation, and packaged-tour services. Corporate travel revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.

Other Businesses. Our other businesses primarily consist of online advertising services and financial services. In 2022, 2023, and 2024, revenue from other business was RMB2.5 billion, RMB3.5 billion, and RMB4.6 billion (US$634 million), respectively. Advertising revenue is recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements. The financial service revenue mainly represents the platform service fees from third-party financial institutions that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period.

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

Cost of revenues as a percentage of our net revenues was 23%, 18%, and 19% in 2022, 2023, and 2024, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs, high efficiency of our customer service system and efficiency of our enhanced website operations.

Operating Expenses

Operating expenses primarily consist of product development expenses, sales and marketing expenses, and general and administrative expenses, all of which include share-based compensation expense. In 2024, we recorded share-based compensation expense of RMB2.0 billion (US$281 million), compared to RMB1.8 billion in 2023 and RMB1.2 billion in 2022. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include payroll compensation of product development personnel, consulting expenses, and other expenses incurred by us that are directly attributable to developing our travel supplier networks as well as to maintaining, monitoring, and managing our transaction and service platforms. Product development expenses as a percentage of our net revenues were 42%, 27%, and 25% in 2022, 2023, and 2024, respectively.

Sales and marketing expenses primarily include payroll compensation and benefits for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Sales and marketing expenses as a percentage of our net revenues were 21%, 21%, and 22% in 2022, 2023, and 2024, respectively.

General and administrative expenses primarily include payroll compensation, benefits and travel expenses for our administrative staff, credit losses, professional service fees, and administrative office expenses. General and administrative expenses as a percentage of our net revenues were 14%, 8%, and 8% in 2022, 2023, and 2024, respectively.

Taxation

Our effective income tax rate was 26%, 16%, and 15% for 2022, 2023, and 2024, respectively.

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

Hong Kong

The first HK$2 million of profits of the entities incorporated in Hong Kong is taxed at 8.25%, and the remaining profits above HK$2 million is taxed at 16.5%. However, for two or more connected entities, only one of them may elect the two-tiered profits tax rates regime.

Mainland China

Pursuant to the PRC Enterprise Income Tax Law, companies established in mainland China are generally subject to enterprise income tax at a statutory rate of 25%. The 25% rate applies to most of our subsidiaries and the VIEs established in mainland China. Seventeen of our PRC subsidiaries and three of the VIEs benefit from a preferential tax rate of 15% by either qualifying as high and new technology enterprises or qualifying under the Catalog of Encouraged Industries in Western Regions under the PRC Enterprise Income Tax Law.

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

We have classified our investments in debt securities, other than the held to maturity debt securities, as available-for-sale securities. Available-for-sale debt securities are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale security exceeds its fair value and if we have the intention to sell the security or it is more likely than not that we will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of income. If we do not have the intention to sell the security and it is not more likely than not that we will be required to sell the security before recovery of the amortized cost basis and we determine that the decline in fair value below the amortized cost basis of an available-for-sale security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses in the consolidated statements of income. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds our best estimate of the present value of cash flows expected to be collected.

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

Goodwill, Intangible Assets and Long-Lived Assets. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and the VIEs. Goodwill is not amortized but is reviewed at least annually for impairment or earlier. We first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of our company. If determined to be necessary, the quantitative impairment test should be used to identify goodwill impairment. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. For the quantitative assessment of goodwill impairment, we compare the fair value of the unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We perform the annual goodwill impairment test as of December 31, or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of December 31, 2024, we qualitatively assessed various events and circumstances, including macroeconomics conditions, industry and market considerations, our overall financial performance as well as the share price, and concluded by weighing all these factors in their entirety that it was not more likely than not the fair value of our single reporting unit was lower than its carrying value. There was no impairment of goodwill during the years ended December 31, 2022, 2023, and 2024. Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology, business relationship and payment business license as of December 31, 2023 and 2024. We amortize intangible assets on a straight-line basis over their estimated useful lives, which is 2 to 15 years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. We evaluate indefinite-lived intangible assets for impairment on an annual basis as of December 31, or an interim basis if events or other circumstances suggest that related fair value is below carrying value. An assessment is made on each December 31 as well to determine whether events and circumstances continue to support an indefinite useful life. Judgment in estimating the fair value of these intangible assets includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each asset group. Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, we recognize impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value. In 2022, 2023, and 2024, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge.

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

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. In assessing the realizability of deferred tax assets, we generally consider cumulative pre-tax losses for recent years to be a significant negative indicator regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. Our future realization of our deferred tax assets also depends on certain other factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire and the outlook for the economy and our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. Changes in these factors and assumptions could materially affect the valuation allowance on our deferred tax assets. As of December 31, 2022, 2023, and 2024, we recorded deferred tax assets, net of valuation allowances, of RMB1.3 billion, RMB2.6 billion, and RMB3.3 billion (US$446 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2022, 2023, and 2024, a valuation allowance of RMB1.5 billion, RMB922 million and RMB712 million (US$98 million), respectively, was provided primarily for net operating losses where it is more likely than not that the deferred tax assets resulting from such losses of certain subsidiaries will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized.

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

Judgments and assumptions are required to estimate the allowance for expected credit losses on receivables from and prepayments to customers and such assumptions may change in future periods. As of December 31, 2022, 2023, and 2024, the allowance for expected credit losses was RMB770 million, RMB496 million, and RMB622 million (US$85 million), respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of total revenues.

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues:
Accommodation reservation	7,400	37	17,257	39	21,612	2,961	40
Transportation ticketing	8,253	41	18,443	41	20,301	2,781	38
Packaged tours	797	4	3,140	7	4,336	594	8
Corporate travel	1,079	5	2,254	5	2,502	343	5
Others	2,526	13	3,468	8	4,626	634	9
Total revenues	20,055	100	44,562	100	53,377	7,313	100
Less: Sales tax and surcharges	(16)	(0)	(52)	(0)	(83)	(11)	(0)
Net revenues	20,039	100	44,510	100	53,294	7,302	100
Cost of revenues	(4,513)	(23)	(8,121)	(18)	(9,990)	(1,368)	(19)
Gross profit	15,526	77	36,389	82	43,304	5,934	81
Operating expenses:
Product development(1)	(8,341)	(42)	(12,120)	(27)	(13,139)	(1,800)	(25)
Sales and marketing(1)	(4,250)	(21)	(9,202)	(21)	(11,902)	(1,631)	(22)
General and administrative(1)	(2,847)	(14)	(3,743)	(8)	(4,086)	(560)	(8)
Total operating expenses	(15,438)	(77)	(25,065)	(56)	(29,127)	(3,991)	(55)
Income from operations	88	0	11,324	25	14,177	1,943	27
Interest income	2,046	10	2,090	5	2,341	321	4
Interest expense	(1,514)	(8)	(2,067)	(5)	(1,735)	(238)	(3)
Other income/(expense)	2,015	10	(667)	(1)	2,220	304	4
Income before income tax expense and equity in (loss)/income of affiliates	2,635	12	10,680	24	17,003	2,330	32
Income tax expense	(682)	(3)	(1,750)	(4)	(2,604)	(357)	(5)

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Equity in (loss)/income of affiliates	(586)	(3)	1,072	2	2,828	387	5
Net income	1,367	6	10,002	22	17,227	2,360	32
Net loss/(income) attributable to non-controlling interests and mezzanine classified non-controlling interests	36	0	(84)	(0)	(160)	(22)	(0)
Net income attributable to Trip.com Group Limited	1,403	6	9,918	22	17,067	2,338	32

Note:

(1)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Product development	(567)	(3)	(870)	(2)	(976)	(134)	(2)
Sales and marketing	(115)	(1)	(158)	(0)	(171)	(24)	(0)
General and administrative	(506)	(3)	(806)	(2)	(895)	(123)	(2)

Any discrepancies in the above table between the amounts or percentages identified as total amounts or percentages and the sum of the amounts or percentages listed therein are due to rounding.

2024 compared to 2023

Revenues

Total revenues increased by 20% to RMB53.4 billion (US$7.3 billion) in 2024 from RMB44.6 billion in 2023, primarily driven by resilient travel demand and consumption throughout the year.

Accommodation Reservation. Accommodation reservation revenue increased by 25% to RMB21.6 billion (US$3.0 billion) in 2024 from RMB17.3 billion in 2023. This was in line with the 19% increase in accommodation reservation GMV, primarily driven by robust growth across our domestic, outbound and international markets.

Transportation Ticketing. Transportation ticketing revenue increased by 10% to RMB20.3 billion (US$2.8 billion) in 2024 from RMB18.4 billion in 2023. This was in line with the 8% increase in transportation ticketing GMV, primarily driven by an increase in market demands in transportation reservations.

Packaged Tours. Packaged tours revenue increased by 38% to RMB4.3 billion (US$594 million) in 2024 from RMB3.1 billion in 2023, primarily driven by an increase in market demands in packaged-tour reservations.

Corporate Travel. Corporate travel revenue increased by 11% to RMB2.5 billion (US$343 million) in 2024 from RMB2.3 billion in 2023, primarily driven by more companies adopting our managed corporate travel services.

Others. Other revenues increased to RMB4.6 billion (US$634 million) in 2024 from RMB3.5 billion in 2023.

Cost of Revenues

Cost of revenues increased by 23% to RMB10.0 billion (US$1.4 billion) in 2024 from RMB8.1 billion in 2023, which was in line with the increase in our total revenues.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.

Product Development. Product development expenses increased by 8% to RMB13.1 billion (US$1.8 billion) in 2024 from RMB12.1 billion in 2023, primarily due to an increase in product development personnel related expenses.

Sales and Marketing. Sales and marketing expenses increased by 29% to RMB11.9 billion (US$1.6 billion) in 2024 from RMB9.2 billion in 2023, primarily due to an increase in sales and marketing related activities .

General and Administrative. General and administrative expenses increased by 9% to RMB4.1 billion (US$560 million) in 2024 from RMB3.7 billion in 2023, primarily due to an increase in general and administrative personnel related expenses.

Interest Income

Interest income remained stable and amounted to RMB2.3 billion (US$321 million) in 2024, as compared to RMB2.1 billion in 2023 .

Interest Expense

Interest expense decreased by 16% to RMB1.7 billion (US$238 million) in 2024 from RMB2.1 billion in 2023, primarily due to the decrease in balance of borrowings and fluctuation in interest rates in 2024.

Other Income/(Expense)

Other income was RMB2.2 billion (US$304 million) in 2024, compared to other expense of RMB667 million in 2023. Other income in 2024 primarily consisted of RMB1.1 billion fair value gain of equity securities investments and exchangeable senior notes, RMB787 million government grants, RMB170 million dividend from long-term investments, partially offset by the RMB122 million impairments of long-term investments. Other expense in 2023 primarily consisted of RMB1.5 billion fair value loss of equity securities investments and exchangeable senior notes and RMB115 million impairments of long-term investments, partially offset by the RMB608 million government grants and RMB177 million dividend from long-term investments.

Income Tax Expense

Income tax expense was RMB2.6 billion (US$357 million) in 2024, compared to RMB1.8 billion in 2023. Our effective income tax rate in 2024 was 15%, compared to 16% in 2023. The change in effective tax rate was primarily due to the combined impacts of (i) changes in the respective profitability of our subsidiaries with different tax rates, (ii) changes in deferred tax liabilities relating to withholding tax, (iii) certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income/(expense), and (iv) changes in valuation allowance provided for deferred tax assets.

Equity in (Loss)/Income of Affiliates

Equity in income of affiliates in 2024 was RMB2.8 billion (US$387 million), compared to equity in income of affiliates of RMB1.1 billion in 2023. This was primarily due to the income incurred from our equity method investments in 2024, partially offset by other-than-temporary impairment of certain investments.

2023 compared to 2022

Revenues

Total revenues increased by 122% to RMB44.6 billion in 2023 from RMB20.0 billion in 2022, primarily due to the substantial recovery of travel market.

Accommodation Reservation. Accommodation reservation revenue increased by 133% to RMB17.3 billion in 2023 from RMB7.4 billion in 2022. This was in line with the 170% increase in accommodation reservation GMV, primarily due to the substantial recovery of travel market.

Transportation Ticketing. Transportation ticketing revenue increased by 123% to RMB18.4 billion in 2023 from RMB8.3 billion in 2022. This was in line with the 120% increase in transportation ticketing GMV, primarily due to the substantial recovery of travel market.

Packaged Tours. Packaged tours revenue increased by 294% to RMB3.1 billion in 2023 from RMB797 million in 2022, primarily due to the substantial recovery of travel market.

Corporate Travel. Corporate travel revenue increased by 109% to RMB2.3 billion in 2023 from RMB1.1 billion in 2022, primarily due to the substantial recovery of travel market.

Others. Other revenues increased to RMB3.5 billion in 2023 from RMB2.5 billion in 2022.

Cost of Revenues

Cost of revenues increased by 80% to RMB8.1 billion in 2023 from RMB4.5 billion in 2022, which was in line with the increase in our total revenues.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.

Product Development. Product development expenses increased by 45% to RMB12.1 billion in 2023 from RMB8.3 billion in 2022, primarily due to an increase in product development personnel related expenses.

Sales and Marketing. Sales and marketing expenses increased by 117% to RMB9.2 billion in 2023 from RMB4.3 billion in 2022, primarily due to an increase in sales and marketing related activities.

General and Administrative. General and administrative expenses increased by 31% to RMB3.7 billion in 2023 from RMB2.8 billion in 2022, primarily due to an increase in general and administrative personnel related expenses.

Interest Income

Interest income remained stable and amounted to RMB2.1 billion in 2023, as compared to RMB2.0 billion in 2022.

Interest Expense

Interest expense increased by 37% to RMB2.1 billion in 2023 from RMB1.5 billion in 2022, primarily due to higher interest rate of long-term debt in 2023.

Other Income/(Expense)

Other expense was RMB667 million (US$94 million) in 2023, compared to other income of RMB2.0 billion in 2022. Other expense in 2023 primarily consisted of RMB1.5 billion fair value loss of equity securities investments and exchangeable senior notes and RMB115 million impairments of long-term investments, partially offset by the RMB608 million government grants and RMB177 million dividend from long-term investments. Other income in 2022 primarily consisted of the RMB1.3 billion fair value gain of equity securities investments and exchangeable senior notes, RMB1.1 billion gain from the fair value remeasurement upon the discontinuance of the equity method of the investment, and RMB618 million government grants, partially offset by the RMB949 million impairments of long-term investments.

Income Tax Expense

Income tax expense increased to RMB1.8 billion in 2023 from RMB682 million in 2022. Our effective income tax rate in 2023 was 16%, compared to 26% in 2022. The change in our effective tax rate was primarily due to the combined impacts of (i) changes in respective profitability of its subsidiaries with different tax rates, (ii) changes in deferred tax liabilities relating to withholding tax, (iii) certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income/(expense), and (iv) changes in valuation allowance provided for deferred tax assets.

Equity in (Loss)/Income of Affiliates

Equity in income of affiliates in 2023 was RMB1.1 billion, compared to equity in loss of affiliates of RMB586 million in 2022. This was primarily due to the income incurred from our equity method investments in 2023.

Financial Information Relating to the VIEs

The following tables present the condensed consolidating schedules of financial information of Trip.com Group Limited, our subsidiaries that are the primary beneficiaries of the VIEs, our other subsidiaries, and the VIEs and their subsidiaries for the years and as of the dates indicated.

Condensed Consolidating Schedules of Results of Operations Data

	For the Year Ended December 31, 2024
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	39,521	3,648	10,125	—	53,294
Inter-company net revenues(1)	—	880	6,407	1,655	(8,942)	—
Third-party cost of revenues and operating expenses	(25)	(28,694)	(3,557)	(6,841)	—	(39,117)
Inter-company cost of revenues and operating expenses(1)	—	(3,116)	(1,010)	(4,816)	8,942	—

(Loss)/Income from operations	(25)	8,591	5,488	123	—	14,177
Share of income/(loss) from subsidiaries and the VIEs(2)	17,466	5,883	628	—	(23,977)	—
Net interest (expense)/income and other (expense)/income	(1,099)	3,250	448	227	—	2,826

Income/(Loss) before income tax expense and equity in income/(loss) of affiliates	16,342	17,724	6,564	350	(23,977)	17,003
Income tax expense	—	(2,194)	(466)	56	—	(2,604)
Equity in income/(loss) of affiliates	725	2,043	110	(50)	—	2,828
Net income/(loss)	17,067	17,573	6,208	356	(23,977)	17,227
Net (income)/loss attributable to non-controlling interests and mezzanine classified non-controlling interests	—	(107)	(59)	6	—	(160)

Net income/(loss) attributable to Trip.com Group Limited	17,067	17,466	6,149	362	(23,977)	17,067

	For the Year Ended December 31, 2023
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	31,747	4,494	8,269	—	44,510
Inter-company net revenues(1)	—	455	5,663	1,781	(7,899)	—
Third-party cost of revenues and operating expenses	(188)	(22,867)	(3,757)	(6,374)	—	(33,186)
Inter-company cost of revenues and operating expenses(1)	—	(3,170)	(25)	(4,704)	7,899	—

(Loss)/Income from operations	(188)	6,165	6,375	(1,028)	—	11,324
Share of income/(loss) from subsidiaries and the VIEs(2)	12,070	230	(577)	—	(11,723)	—
Net interest (expense)/income and other (expense)/income	(2,065)	5,985	(4,865)	301	—	(644)

Income/(Loss) before income tax expense and equity in income/(loss) of affiliates	9,817	12,380	933	(727)	(11,723)	10,680
Income tax expense	—	(1,158)	(427)	(165)	—	(1,750)
Equity in income/(loss) of affiliates	99	929	91	(47)	—	1,072
Net income/(loss)	9,916	12,151	597	(939)	(11,723)	10,002
Net income attributable to non-controlling interests	—	(78)	—	(6)	—	(84)

Net income/(loss) attributable to Trip.com Group Limited	9,916	12,073	597	(945)	(11,723)	9,918

	For the Year Ended December 31, 2022
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	14,355	1,997	3,687	—	20,039
Inter-company net revenues(1)	—	148	2,895	648	(3,691)	—
Third-party cost of revenues and operating expenses	(16)	(12,970)	(3,657)	(3,308)	—	(19,951)
Inter-company cost of revenues and operating expenses(1)	—	(1,834)	(3)	(1,854)	3,691	—

(Loss)/Income from operations	(16)	(301)	1,232	(827)	—	88
Share of income/(loss) from subsidiaries and the VIEs(2)	1,550	1,071	111	—	(2,732)	—
Net interest (expense)/income and other (expense)/income	(30)	1,945	210	422	—	2,547

Income/(Loss) before income tax expense and equity in (loss)/income of affiliates	1,504	2,715	1,553	(405)	(2,732)	2,635
Income tax expense	—	(709)	75	(48)	—	(682)
Equity in (loss)/income of affiliates	(101)	(500)	49	(34)	—	(586)
Net income/(loss)	1,403	1,506	1,677	(487)	(2,732)	1,367
Net loss/(income) attributable to non-controlling interests	—	44	—	(8)	—	36

Net income/(loss) attributable to Trip.com Group Limited	1,403	1,550	1,677	(495)	(2,732)	1,403

Notes:

(1)

It represents the elimination of the intercompany service charge at the consolidation level. For the years ended December 31, 2022, 2023, and 2024, the service fees of the VIEs and their subsidiaries charged by the primary beneficiaries of the VIEs were RMB1.7 billion, RMB4.3 billion, and RMB4.0 billion, respectively.

(2)	It represents the elimination of the investment among Trip.com Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.

Condensed Consolidating Schedules of Balance Sheets Data

	As of December 31, 2024
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminations	Consolidated Totals

	(RMB in millions)
ASSETS
Cash and cash equivalents	51	38,371	7,277	2,740	—	48,439
Restricted cash	—	2,438	93	123	—	2,654
Short-term investments	—	19,529	6,556	2,390	—	28,475
Accounts receivable	—	11,226	119	1,114	—	12,459
Due from related parties	—	2,745	22	36	—	2,803
Prepayments and other current assets	523	14,129	292	2,346	—	17,290
Amounts due from Group companies(1)	30,663	11,757	6,994	8,567	(57,981)	—
Long-term prepayments and other assets	—	294	22	138	—	454
Land use rights	—	35	42	—	—	77
Property, equipment and software	—	4,613	410	30	—	5,053
Investments	12,391	28,553	4,347	1,903	—	47,194
Investment in subsidiaries and the VIEs(2)	124,988	17,758	8,144	—	(150,890)	—
Goodwill	—	60,686	3	222	—	60,911
Intangible assets	—	12,707	21	35	—	12,763
Right-of-use assets	—	635	77	43	—	755
Deferred tax assets	—	2,473	379	402	—	3,254

Total assets	168,616	227,949	34,798	20,089	(208,871)	242,581

LIABILITIES
Short-term debt and current portion of long-term debt	3,935	6,068	5,895	3,535	—	19,433
Accounts payable	—	14,657	206	1,715	—	16,578
Due to related parties	—	354	33	10	—	397
Salary and welfare payable	—	3,566	1,586	191	—	5,343
Taxes payable	—	1,558	356	203	—	2,117
Advances from customers	—	14,079	55	3,895	—	18,029
Accrued liability for rewards program	—	1,841	198	413	—	2,452
Other payables and accruals	490	5,937	1,188	2,046	—	9,661
Amounts due to Group companies(1)	1,304	43,497	5,855	7,325	(57,981)	—
Deferred tax liabilities	—	4,085	6	7	—	4,098
Long-term debt	19,518	616	—	—	—	20,134
Long-term lease liability	—	495	44	22	—	561
Other long-term liabilities	—	296	—	—	—	296

Total liabilities	25,247	97,049	15,422	19,362	(57,981)	99,099

Mezzanine equity	—	743	—	—	—	743

Total shareholders’ equity	143,369	130,157	19,376	727	(150,890)	142,739

Total liabilities, mezzanine equity and shareholders’ equity	168,616	227,949	34,798	20,089	(208,871)	242,581

	As of December 31, 2023
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminations	Consolidated Totals

	(RMB in millions)
ASSETS
Cash and cash equivalents	153	26,239	12,375	2,825	—	41,592
Restricted cash	—	1,764	94	533	—	2,391
Short-term investments	—	12,870	4,681	197	—	17,748
Accounts receivable	—	9,999	48	1,363	—	11,410
Due from related parties	—	2,594	35	213	—	2,842
Prepayments and other current assets	311	10,010	352	2,076	—	12,749
Amounts due from Group companies(1)	32,110	10,779	4,273	6,699	(53,861)	—
Long-term prepayments and other assets	—	413	11	239	—	663
Long-term receivables due from related parties	—	—	—	25	—	25
Land use rights	—	37	43	—	—	80
Property, equipment and software	—	4,725	373	44	—	5,142
Investments	11,512	30,680	4,152	2,998	—	49,342
Investment in subsidiaries and the VIEs(2)	103,710	8,781	10,620	—	(123,111)	—
Goodwill	—	58,985	48	339	—	59,372
Intangible assets	—	12,275	—	289	—	12,564
Right-of-use assets	—	607	16	18	—	641
Deferred tax assets	—	2,113	236	227	—	2,576

Total assets	147,796	192,871	37,357	18,085	(176,972)	219,137

LIABILITIES
Short-term debt and current portion of long-term debt	5,116	9,071	8,425	3,245	—	25,857
Accounts payable	—	13,422	73	2,964	—	16,459
Due to related parties	—	264	32	7	—	303
Salary and welfare payable	—	3,612	1,540	196	—	5,348
Taxes payable	—	1,438	492	108	—	2,038
Advances from customers	—	11,689	54	1,637	—	13,380
Accrued liability for rewards program	—	777	29	238	—	1,044
Other payables and accruals	280	2,333	3,207	2,162	—	7,982
Amounts due to Group companies(1)	559	40,864	6,504	5,934	(53,861)	—
Deferred tax liabilities	—	3,754	1	70	—	3,825
Long-term debt	19,070	24	—	5	—	19,099
Long-term lease liability	—	471	1	5	—	477
Other long-term liabilities	—	319	—	—	—	319

Total liabilities	25,025	88,038	20,358	16,571	(53,861)	96,131

Total shareholders’ equity	122,771	104,833	16,999	1,514	(123,111)	123,006

Total liabilities and shareholders’ equity	147,796	192,871	37,357	18,085	(176,972)	219,137

Notes:

(1)

It represents the elimination of intercompany balances among Trip.com Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries for treasury cash management purpose.

(2)	It represents the elimination of the investment among Trip.com Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.

Condensed Consolidating Schedule of Cash Flows Data

	For the Year Ended December 31, 2024
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Net cash (used in)/provided by operating activities(1)	(846)	20,036	4,901	1,434	(5,900)	19,625
Capital contribution to Group companies	—	—	(161)	—	161	—
Cash flows of loan funding provided to group companies, net of repayments received	1,447	1,620	(2,721)	(1,957)	1,611	—
Other investing activities	—	(7,738)	756	930	—	(6,052)

Net cash provided by/(used in) investing activities	1,447	(6,118)	(2,126)	(1,027)	1,772	(6,052)
Capital contribution from Group companies	—	161	—	—	(161)	—
Cash flows of loan funding received from group companies, net of repayments made	745	2,721	(644)	(1,211)	(1,611)	—
Cash paid for repurchasing of ordinary shares	(2,172)	—	—	—	—	(2,172)
Dividends for ordinary shareholders	—	(900)	(5,000)	—	5,900	—
Other financing activities	313	(2,606)	(2,530)	285	—	(4,538)

Net cash (used in)/provided by financing activities	(1,114)	(624)	(8,174)	(926)	4,128	(6,710)

	For the Year Ended December 31, 2023
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Net cash (used in)/provided by operating activities(1)	(1,536)	18,260	8,088	1,092	(3,900)	22,004
Cash flows of loan funding provided to group companies, net of repayments received	1,775	(3,615)	346	(1,182)	2,676	—
Other investing activities	—	5,639	(1,011)	1,291	—	5,919

Net cash provided by/(used in) investing activities	1,775	2,024	(665)	109	2,676	5,919
Cash flows of loan funding received from group companies, net of repayments made	(18)	(803)	2,714	783	(2,676)	—
Cash paid for repurchasing of ordinary shares	(1,617)	—	—	—	—	(1,617)
Dividends for ordinary shareholders	—	(400)	(3,500)	—	3,900	—
Other financing activities	421	(2,347)	2,961	(1,965)	—	(930)

Net cash (used in)/provided by financing activities	(1,214)	(3,550)	2,175	(1,182)	1,224	(2,547)

	For the Year Ended December 31, 2022
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Net cash (used in)/provided by operating activities(1)	(682)	3,508	1,492	(1,677)	—	2,641
Capital contribution to Group companies	(580)	—	(3,550)	—	4,130	—
Cash flows of loan funding provided to group companies, net of repayments received	(758)	6,060	2,589	3,958	(11,849)	—
Other investing activities	—	(2,777)	3,554	359	—	1,136

Net cash (used in)/provided by investing activities	(1,338)	3,283	2,593	4,317	(7,719)	1,136
Capital contribution from Group companies	—	4,130	—	—	(4,130)	—
Cash flows of loan funding received from group companies, net of repayments made	(1)	(5,490)	1,438	(7,796)	11,849	—
Other financing activities	2,093	(7,182)	(2,606)	839	139	(6,717)

Net cash provided by/(used in) financing activities	2,092	(8,542)	(1,168)	(6,957)	7,858	(6,717)

Note:

(1)

For the years ended December 31, 2022, 2023, and 2024, cash paid by the VIEs to the primary beneficiaries of the VIEs for service fees were RMB1.7 billion, RMB4.3 billion, and RMB4.0 billion, respectively.

B.  Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	2,641	22,004	19,625	2,692
Net cash provided by /(used in) investing activities	1,136	5,919	(6,052)	(828)
Net cash used in financing activities	(6,717)	(2,547)	(6,710)	(921)
Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	231	120	247	31
Net (decrease)/increase in cash and cash equivalents, restricted cash	(2,709)	25,496	7,110	974
Cash and cash equivalents, restricted cash, beginning of year	21,196	18,487	43,983	6,026
Cash and cash equivalents, restricted cash, end of year	18,487	43,983	51,093	7,000

Net cash provided by operating activities in 2024 was RMB19.6 billion (US$2.7 billion) compared to net cash provided by operating activities of RMB22.0 billion in 2023. The decrease was primarily due to increased cash used to fund working capital, since the growth rate of our business normalized in 2024 and there was a significant decrease in accounts payable. The effect of changes in working capital was partially offset by higher net income after adjusting for impacts on non-cash items. Net income had an improvement of RMB7.2 billion. Non-cash items were principally associated with share-based compensation expenses, fair value income for equity securities investment and exchangeable senior notes and equity in income from affiliates.

Net cash provided by operating activities in 2023 was RMB22.0 billion compared to net cash provided by operating activities of RMB2.6 billion in 2022. The increase was primarily driven by an improvement of RMB8.6 billion in net income, along with changes in non-cash items and cash used to fund working capital. The changes in non-cash items in 2023, as compared to 2022, were primarily due to fair value losses for equity securities investment and exchangeable senior notes, partially offset by equity in income from affiliates and fluctuation of impairments of long-term investments. The changes in working capital in 2023, as compared to 2022, were primarily due to a significant increase in accounts payable and advances from customers, partially offset by an increase in accounts receivable and due from related parties, both resulting from the substantial recovery of travel market.

Net cash used in investing activities in 2024 amounted to RMB6.1 billion (US$828 million), compared to net cash provided by investing activities of RMB5.9 billion in 2023 and net cash provided by investing activities of RMB1.1 billion in 2022. The change in 2024 in comparison to 2023 was primarily due to net cash outflows for short-term investments. The change in 2023 in comparison to 2022 was primarily due to the increase in net cash flows provided by maturities of held-to-maturity investments and a decrease in cash paid for long-term investments.

Net cash used in financing activities in 2024 amounted to RMB6.7 billion (US$921 million), compared to net cash used in financing activities amounted to RMB2.5 billion in 2023 and net cash used in financing activities of RMB6.7 billion in 2022. We did not make any dividend payment in 2022, 2023, and 2024. Net cash used in financing activities in 2024 was mainly due to repayment of bank loans which were partially offset by the net cash proceeds from the issuance of the 2029 Notes. Net cash used in financing activities in 2023 was mainly due to the repayment of long-term and short-term loans and share repurchase which were partially offset by the cash proceeds from long-term bank loans and securitization debt. Net cash used in financing activities in 2022 was mainly due to the repayment of short-term loans, securitization debt and the 1.25% convertible senior notes due 2022, which were partially offset by the cash proceeds from long-term bank loans.

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

In November 2023, our board of directors adopted a regular capital return policy to benefit our shareholders and ADS holders in the form of discretionary annual share repurchases, discretionary annual cash dividend declarations, or a combination thereof, commencing from the year 2024. Under the policy, our board of directors reserves the discretion relating to the determination of the form, timing, and amount of the capital return measures in any particular year, depending on our financial condition, results of operations, cash flow, capital requirements, and other relevant factors.

In February 2024, pursuant to the regular capital return policy, our board of directors approved and authorized us to implement strategic capital return initiatives, which include share repurchases, from time to time for an aggregate value up to US$300 million. In February 2025, pursuant to the regular capital return policy, our board of directors approved and authorized us to implement additional strategic capital return initiatives, which include (i) a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS, to holders of ordinary shares and holders of ADSs, with an aggregate amount of approximately US$200 million, and (ii) share repurchases, from time to time, for an aggregate value of up to US$400 million of our ordinary shares and/or ADSs.

Capital Resources

As of December 31, 2024, our principal sources of liquidity have been cash generated from operating activities, borrowings from third-party lenders, and the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes and exchangeable senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of issuance and sale of our ordinary shares, convertible senior notes and exchangeable senior notes to investors and borrowings from third-party lenders. As of the date of this annual report, we have convertible senior notes outstanding in an aggregate principal amount of US$1.5 billion, consisting of US$3.9 million of our 1.99% convertible senior notes due 2025 and US$1.5 billion of our 0.75% convertible senior notes due 2029, exchangeable senior notes outstanding in an aggregate principal amount of US$500 million, and one major facility loan outstanding under which the aggregate outstanding principal balance is US$1.2 billion.

Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. Based on our liquidity assessment, we believe that our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this annual report. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may need additional capital and we may not be able to obtain it.”

Off-balance Sheet Arrangements

In connection with our air ticketing business, we are required by the China Air Transport Association and International Air Transport Association to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2024, the total quota of the air tickets that we were entitled to issue was up to RMB1.1 billion (US$152 million). The total amount of the deposit we paid was RMB149 million (US$20 million).

Based on the guarantee arrangements, the maximum amount of the future payments is approximately RMB961 million (US$132 million), which is the guaranteed amount of the air ticket that we could issue rather than a financial guarantee. We will be liable to pay only when we issue the air tickets to our users and such payable is included in the accounts payable. Therefore, we believe the guarantee arrangements do not constitute any contractual and constructive obligation of us and has not recorded any liability beyond the amount of the tickets that have already been issued.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 primarily included our debt obligations and capital expenditure commitments.

Our debt obligations consist of the principal and interest amounts in connection with our convertible and exchangeable senior notes, term loans and other debts. Payment due within one year from December 31, 2024 for our debt obligations amounted to RMB20.0 billion (US$2.7 billion). Payment due after one year from December 31, 2024 for our debt obligations amounted to RMB20.6 billion (US$2.8 billion).

The following sets forth our major debt obligations as of December 31, 2024 which require payments in subsequent periods. We were in compliance with all of the applicable debt covenants as of December 31, 2024.

•

In June 2015, we issued convertible senior notes in an aggregate principal amount of US$400 million, which may be converted into our ADSs, at each holder’s option, at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2025 based on an initial conversion rate of 9.3555 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. These convertible senior notes bear interest at a rate of 1.99% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016. In July 2020, we completed our put right offer relating to these convertible senior notes at an aggregate purchase price of US$395 million. As of December 31, 2024, the outstanding principal amount of the convertible senior notes was US$3.9 million.

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

•

In December 2022, we entered into a facility agreement as a borrower with certain financial institutions for a US$1,488 million and HK$80 million dual tranche term loan facility (equivalent to around US$1.5 billion in aggregate). The facility has a 3-year tenor. The proceeds borrowed under this facility will first be used for refinancing our certain existing transferrable term and revolving loan facilities, and the remaining portion may then be used for general corporate purposes. As of December 31, 2024, US$1,188 million and HK$80 million was outstanding under this facility.

•

In June 2024, we issued US$1.5 billion in aggregate principal amount of 0.75% convertible senior notes due 2029, or the 2029 Notes. The 2029 Notes are convertible, at the option of the holders and subject to certain conditions, into our ADSs at an initial conversion rate of 15.0462 ADSs per US$1,000 principal amount of the notes. The 2029 Notes bear interest at a rate of 0.75% per year, payable semiannually beginning on December 15, 2024. Holders of the 2029 Notes may require us to repurchase all or part of their 2029 Notes for cash on June 15, 2027 at a repurchase price equal to 100% of the principle amount of the 2029 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date, in accordance with the terms of conditions set forth in the indenture, as amended and supplemented, for the 2029 Notes.

Our capital expenditure commitments primarily consist of contracted future purchases of property, equipment, and software. The unpaid purchase price due within one year after December 31, 2024 was RMB95 million (US$13 million) as of December 31, 2024. No unpaid purchase price due after one year from December 31, 2024.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024. While the above indicates our material cash requirements as of December 31, 2024, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, canceled or terminated.

Holding Company Structure

Trip.com Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, and the VIEs and VIEs’ subsidiaries in China. As a result, our ability to pay dividends mainly depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined based on PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, and the VIEs and VIEs’ subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Some of our PRC subsidiaries and VIEs is required to allocate a portion of its after-tax profits after contribution of statutory reserve funds based on PRC accounting standards to a discretionary surplus funds at its discretion. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

Cash and Asset Flows Through Our Organization

The ability to transfer cash and other assets within our organization may be subject to conditions and restrictions pursuant to the applicable laws and regulations. For example, under the PRC laws and regulations, Trip.com Group Limited may provide funding to its PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Trip.com Group Limited’s ability to pay dividends to the shareholders and the ADS holders and to service any debt it may incur may depend upon dividends paid by its PRC subsidiaries and license and service fees paid by the VIEs. Additionally, under the PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE, and the People’s Bank of China. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. As of December 31, 2022, 2023, and 2024, the total amount of such restriction to which our PRC subsidiaries and the VIEs are subject was RMB6.2 billion, RMB7.6 billion, and RMB8.8 billion (US$1.2 billion), respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of China are subject to PRC government regulation on currency conversion or cross-border payment. As a result, the funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on such currency conversion. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Multi-jurisdictional Operations—Restrictions on currency exchange may adversely affect our operations.”

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

For the years ended December 31, 2022, 2023, and 2024, Trip.com Group Limited provided capital contributions of RMB580 million, nil, and nil to its subsidiaries, respectively.

For the years ended December 31, 2022, 2023, and 2024, Trip.com Group Limited’s cash flows of loan funding provided to its subsidiaries, net of repayments received, were net cash outflows of RMB758 million, net cash inflows of RMB1.8 billion, and net cash inflows of RMB1.4 billion, respectively.

For the years ended December 31, 2022, 2023, and 2024, our subsidiaries did not extend any loan funding to Trip.com Group Limited.

For the years ended December 31, 2022, 2023, and 2024, the VIEs’ cash flows of loan funding provided to our subsidiaries, net of repayments received, were net cash inflows of RMB4.0 billion, net cash outflows of RMB1.2 billion, and net cash outflows of RMB2.0 billion, respectively.

For the years ended December 31, 2022, 2023, and 2024, the VIEs’ cash flows of loan funding received from our subsidiaries, net of repayments made, were net cash outflows of RMB7.8 billion, net cash inflows of RMB0.8 billion, and net cash outflows of RMB1.2 billion, respectively.

For the years ended December 31, 2022, 2023, and 2024, no subsidiary paid dividends or made other distributions to our Cayman Islands holding company. For the years ended December 31, 2022, 2023 and 2024, our PRC subsidiaries made dividend distributions in an aggregate amount of nil, RMB7.2 billion and RMB9.7 billion to their holding company in Hong Kong, Ctrip.com (Hong Kong) Limited, respectively. These dividend distributions were subject to 5% withholding tax as disclosed in Note 15 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Trip.com Group Limited has not declared or paid any cash dividends for the years ended December 31, 2022, 2023, and 2024. In November 2023, our board of directors adopted a regular capital return policy to benefit our shareholders and ADS holders in the form of discretionary annual share repurchases, discretionary annual cash dividend declarations, or a combination thereof, commencing from the year 2024. In February 2025, pursuant to the regular capital return policy, our board of directors approved a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS, to holders of ordinary shares and holders of ADSs. The aggregate amount of the dividend was approximately US$200 million. Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to applicable laws. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC, and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

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

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

A.  Directors and Senior Management

The names of our current directors and senior management, their ages as of the date of this annual report, and the principal positions with Trip.com Group Limited held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	55	Co-founder; Executive Chairman of the Board
Min Fan	59	Co-founder; Vice Chairman of the Board and President
Jane Jie Sun	56	Chief Executive Officer and Director
Cindy Xiaofan Wang	49	Chief Financial Officer and Executive Vice President
Xing Xiong	51	Chief Operating Officer
Neil Nanpeng Shen(1)(2)	57	Co-founder; Independent Director
Qi Ji(2)	58	Co-founder; Independent Director
Gabriel Li(1)	57	Vice Chairman of the Board; Independent Director
JP Gan(1)(2)	53	Independent Director
Rong Luo	43	Director

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

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

Xing Xiong has served as our chief operating officer since February 2021, and is currently in charge of air ticketing, accommodation, corporate travel, technology, international business, and other areas of our group. Mr. Xiong became our executive vice president in 2016. He was appointed senior vice president of our Trip.com brand in 2015, chief executive officer of our air ticketing business in 2014, and vice president of technology in 2013. Mr. Xiong joined us as senior R&D director in 2013. Prior to joining us, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. He has over 20 years of technology and management experience. He holds a bachelor’s degree in Computer Science from Peking University, and a master’s degree in Computer Science from Northeastern University in the United States.

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception and an independent director since October 2008. Neil Nanpeng Shen founded HongShan (formerly known as Sequoia China) in 2005 and has been serving as the founding managing partner since then. Mr. Shen served as our president from August 2003 to October 2005 and as chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive co-chairman of Homeinns Hotel Group (formerly known as Home Inns & Hotels Management Inc.) (Nasdaq: HMIN, delisted), a leading economy hotel chain in China, which commenced operations in July 2002. Mr. Shen also served as a non-executive director of BTG Hotels Group (SHSE: 600258) from January 2017 to April 2024, and a non-executive director of Meituan (SEHK: 3690) from October 2015 to June 2024. Mr. Shen received his master’s degree from Yale University in November 1992 and his bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in July 1988.

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

Gabriel Li has served at different times on our board of directors since March 2000. Mr. Li has been vice chairman of our board since August 2003 and an independent director since October 2003. Mr. Li has been serving as the managing partner and a member of the investment committee of Orchid Asia Group Management Limited since August 2004. Mr. Li was a non-executive director of Qeeka Home (Cayman) Inc. (SEHK: 1739) from April 2015 to November 2024, and a director of Sangfor Technologies Inc. (SZSE: 300454) from January 2017 to December 2019. Mr. Li graduated from the University of California in Berkeley, the United States, with a bachelor’s degree in chemical engineering in May 1990. He received his master of science degree in chemical engineering practice from the Massachusetts Institute of Technology in the United States in September 1991, and his master’s degree in business administration from Stanford University Business School in the United States in June 1995.

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

Rong Luo has served as our director since February 2025. Mr. Luo has served as the executive vice president of Baidu since October 2024 and previously served as the chief financial officer of Baidu from November 2021 to October 2024. Prior to joining Baidu, Mr. Luo served as the chief financial officer of TAL Education Group (NYSE: TAL) from November 2014 to October 2021 and played several key management roles. Prior to that, Mr. Luo was the chief financial officer of eLong Inc. from 2013 to 2014. Before that, Mr. Luo held different financial management positions at Lenovo Group and Microsoft. Mr. Luo holds bachelor’s degrees in both information management and systems and economics from Peking University, a master’s degree in management science and engineering from Tsinghua University, and a Ph.D. degree in management science from Peking University.

B.  Compensation

We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$1.8 million in 2024. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employees’ Share Incentive Plans” for options granted to our directors in 2024.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$2.1 million in 2024, excluding compensation paid to Min Fan, James Jianzhang Liang, and Jane Jie Sun, who also serve and receive compensation as our executive directors. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2024 aggregate compensation amount. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employees’ Share Incentive Plans” for options granted to our executive officers in 2024.

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

Employees’ Share Incentive Plans

Our board of directors has made share-based awards under five share incentive plans, namely, the Global Share Incentive Plan, as amended and restated in July 2018 and further amended and restated in December 2019, which we refer to as the Second A&R Global Plan, the 2007 Share Incentive Plan, the 2005 Employees’ Stock Option Plan, the 2003 Employees Stock’ Option Plan, and the 2000 Employees’ Stock Option Plan. The terms of the 2005 Employees’ Stock Option Plan, the 2003 Employees’ Stock Option Plan, and the 2000 Employees’ Stock Option Plan were substantially similar. The purpose of these plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers and directors and to promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

The 2007 Share Incentive Plan, the 2005 Employees’ Stock Option Plan, the 2003 Employees’ Stock Option Plan, and the 2000 Employees’ Stock Option Plan have all expired. Under the Second A&R Global Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to awards was 178,419,933 as of the first business day of 2025, with annual increases on January 1 of each subsequent calendar year by the number of ordinary shares representing 3% of our then total issued and outstanding share capital as of December 31 of the preceding year until the termination of the plan. Under the 2007 Share Incentive Plan, options to purchase 11,378,891 shares were granted and outstanding as of February 28, 2025. Under the Second A&R Global Plan, options to purchase 79,363,004 shares and 281,249 restricted share units were granted and outstanding as of February 28, 2025.

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

The following table summarizes, as of February 28, 2025, the outstanding options granted under our 2007 Share Incentive Plan and the Second A&R Global Plan to the individual executive officers and directors named below. No restricted share units granted under these plans were outstanding as of February 28, 2025. The table gives effect to the modifications described above.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	38,658,666	20.25; 22.46; 30.93; 40.62; 43.84; 26.13; 31.68; 25.92; 31.86; 18.18; 35.55; 0.01; 41.91; 57.30	From January 9, 2014 to February 25, 2025	From February 9, 2026 to February 25, 2033
Jane Jie Sun	17,531,334	9.82; 20.25; 22.46; 30.93; 40.62; 43.84; 26.13; 31.68; 25.92; 31.86; 18.18; 35.55; 0.01; 41.91; 57.30	From January 27, 2013 to February 25, 2025	From January 27, 2026 to February 25, 2033
Min Fan	*	20.25; 22.46; 40.62; 31.68; 0.00125; 18.18; 0.01	From January 9, 2014 to February 25, 2025	From January 9, 2027 to February 25, 2033
Cindy Xiaofan Wang	*	0.00125; 18.18; 0.01	From December 4, 2019 to February 25, 2025	From December 4, 2027 to February 25, 2033
Xing Xiong	*	40.62; 43.84; 25.92; 31.86; 18.18; 0.01; 37.41; 57.30	From November 14, 2016 to February 25, 2025	From February 9, 2026 to February 25, 2033
Neil Nanpeng Shen	*	9.82; 22.46; 30.93; 40.62; 43.84; 26.13; 31.68; 31.86; 18.18; 35.55; 37.41; 57.30	From January 27, 2013 to February 25, 2025	From January 27, 2026 to February 25, 2033
Qi Ji	*	22.46; 40.62; 43.84; 31.68; 31.86; 18.18; 35.55; 37.41; 57.30	From December 6, 2014 to February 25, 2025	From February 9, 2026 to February 25, 2033
Gabriel Li	*	9.82; 22.46; 40.62; 43.84; 26.13; 31.68; 31.86; 18.18; 35.55; 37.41; 57.30	From January 27, 2013 to February 25, 2025	From January 27, 2026 to February 25, 2033
JP Gan	*	40.62; 43.84; 31.86; 18.18; 35.55; 37.41; 57.30	From November 14, 2016 to February 25, 2025	From February 9, 2026 to February 25, 2033

*	Aggregate number of shares represented by all grants of options to the person account for less than 1% of our total outstanding ordinary shares.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty to act honestly and in good faith in the best interests of our company. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain exceptional limited circumstances have rights to seek damages if a duty owed by the directors is breached.

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

D.  Employees

As of December 31, 2024, we, our subsidiaries, and the VIEs and VIEs’ subsidiaries had 41,073 employees, including 3,024 in management and administration, 16,383 in our customer service centers, 4,283 in sales and marketing, and 17,383 in product development including supplier management personnel and technical support personnel. We, our subsidiaries, and the VIEs had 36,249 employees as of December 31, 2023 and 32,202 employees as of December 31, 2022. A substantial majority of our employees are based in China.

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

We believe that we maintain a good working relationship with our employees, and we did not experience any significant labor disputes or any difficulty in recruiting staff for our operations in 2024.

E.  Share Ownership

As of February 28, 2025, 653,603,432 of our ordinary shares were issued and outstanding (excluding the 59,939,963 ordinary shares that were issued to Bank of New York Mellon, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and for our treasury ADSs, and treasury shares we own). Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 by each of our directors and executive officers and each person known to us to beneficially own 5% or more of our ordinary shares. Except as otherwise noted, the address of each person listed in the table is c/o Trip.com Group Limited, 30 Raffles Place, #29-01, Singapore 048622.

	Ordinary Shares Beneficially Owned(1)
	Number	%(2)
Directors and Senior Management:
James Jianzhang Liang(3)	36,471,043	5.3%
Jane Jie Sun(4)	14,201,202	2.1%
Min Fan	*	*
Neil Nanpeng Shen(5)	*	*
Xing Xiong	*	*
Other directors and executive officers as a group, each of whom individually owns less than 0.1%	*	*
All directors and officers as a group(6)	59,558,978	8.5%
Principal Shareholders:
Baidu, Inc.(7)	45,953,524	7.0%
Capital World Investors(8)	40,454,846	6.2%
BlackRock, Inc.(9)	34,810,086	5.3%

Notes:

*	Less than 1% of our total outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities.

(2)

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding as of February 28, 2025, the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after February 28, 2025.

(3)

Includes 6,812,376 ordinary shares (including ordinary shares represented by ADSs) beneficially owned by Mr. Liang and 29,658,667 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2025 held by Mr. Liang.

(4)

Includes 1,219,868 ordinary shares (including ordinary shares represented by ADSs) beneficially owned by Ms. Sun and 12,981,334 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2025 held by Ms. Sun.

(5)	Mr. Shen’s business address is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.

(6)

Includes 14,004,985 ordinary shares and 45,553,993 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2025 held by all of our current directors and executive officers, as a group.

(7)

Includes 45,953,524 ordinary shares beneficially owned as of September 25, 2024 by Baidu, Inc. and its wholly-owned subsidiary, Baidu Holdings Limited, based on the information contained in the Schedule 13 D/A filed by Baidu, Inc. and Baidu Holdings Limited on September 27, 2024. The address for Baidu, Inc. and Baidu Holdings Limited is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China.

(8)

Includes 56,367,252 ordinary shares beneficially owned as of December 31, 2024 by Capital World Investors, based on the information contained in the Schedule 13G/A filed by Capital World Investors with the SEC on November 13, 2024. Based on the same Schedule 13G/A filing, Capital World Investors is a division of Capital Research and Management Company, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited. The address for Capital World Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

(9)

Includes 34,810,086 ordinary shares beneficially owned as of December 31, 2024 by BlackRock, Inc., based on the information contained in the Schedule 13G filed by BlackRock, Inc. on January 30, 2025. The address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

To our knowledge, we believe that as of February 28, 2025, 347,218,770 ordinary shares were held by two record shareholders in the United States, including 347,218,762 ordinary shares (including ordinary shares that were issued for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and treasury shares that were repurchased but not retired by our company) held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

We have also been advised by our Cayman Islands legal counsel that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in any federal or state court in the United States, the courts of the Cayman Islands will recognize and enforce in the courts of the Cayman Islands a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

A.   Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.   Related Party Transactions

Arrangements with the VIEs

Current PRC laws and regulations impose restrictions on foreign ownership of certain businesses in China. Therefore, we conduct part of our businesses through a series of contractual arrangements between our PRC subsidiaries, the VIEs, and/or their respective shareholders. The VIEs hold the licenses and approvals for operating the travel agency and value-added telecommunications businesses in China. As a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them. Accordingly, for accounting purposes, the contractual arrangements provide Trip.com Group Limited with a “controlling financial interest” in the VIEs as defined in FASB ASC 810, making Trip.com Group Limited the primary beneficiary of these companies, and Trip.com Group Limited thus has consolidated the financial results of operations, assets, and liabilities of these companies in its consolidated financial statements under U.S. GAAP. Moreover, we plan to enter into the same series of agreements with all of the future variable interest entities. As of the date of this annual report, Bo Sun, Maohua Sun, Hui Cao, and Hui Wang, all being our employees or senior consultants, are the principal record owners of the VIEs. Neither Trip.com Group Limited nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs.

As of the date of this annual report, the equity holding structures of each of the significant VIEs and VIEs’ subsidiaries are as follows:

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

Powers of Attorney. The shareholders of Ctrip Commerce (VIE) signed an irrevocable power of attorney to appoint Ctrip Travel Network, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of Ctrip Commerce (VIE). Each such power of attorney will remain effective as long as Ctrip Commerce (VIE) exists, and such shareholders of Ctrip Commerce (VIE) are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from us.

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

Technical Consulting and Services Agreements. Ctrip Travel Network, a wholly-owned PRC subsidiary of ours, provides Ctrip Commerce (VIE), with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, Ctrip Commerce (VIE) agrees to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2022, 2023, and 2024 the VIEs paid Ctrip Travel Network a quarterly fee based on the number of transportation tickets sold in the quarter, at an average rate of RMB4 (US$0.5) per ticket. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of Ctrip Commerce (VIE) have irrevocably appointed a designated person to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of the VIEs in the form of service fees. The services fees paid by all of the VIEs as a percentage of their total net income were 136%, 128%, and 92% for the years ended December 31, 2022, 2023, and 2024, respectively. Ctrip Travel Network will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable VIE.

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

Equity Pledge Agreements. The shareholders of Ctrip Commerce (VIE), have pledged their respective equity interests in Ctrip Commerce (VIE) as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by Ctrip Commerce (VIE) of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. This agreement is valid and binding on the parties, their heirs, successors and permitted assignees. In the event Ctrip Commerce (VIE) breaches any of its obligations or any shareholder of Ctrip Commerce (VIE) breaches his or her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The pledge has been established upon registration with the local branch of the SAMR, and will expire two years after the pledgor and Ctrip Commerce (VIE) no longer undertake any obligations under the above-referenced agreements.

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

Loan Agreements. Under the loan agreements we entered into with the shareholders of Ctrip Commerce (VIE), we extended long-term business loans to these shareholders of Ctrip Commerce (VIE) with the sole purpose of providing funds necessary for the capitalization or acquisition of Ctrip Commerce (VIE). These business loan amounts were injected into Ctrip Commerce (VIE) as capital and cannot be accessed for any personal uses. The initial term of the loan agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension by written notice in advance. The loan agreements will remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of Ctrip Commerce (VIE) have no right to unilaterally terminate these agreements or repay the loan in advance. The loan agreements are valid and binding on the parties, their successors and permitted assignees. In the event that the PRC government lifts its restrictions on foreign ownership of the value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of Ctrip Commerce (VIE), as described in the following paragraph, and the loan agreements will be canceled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

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

Date of Loan Agreement	Borrower	Significant VIE	Principal		Interest	Maturity Date	Outstanding Balance
			RMB	US$			RMB	US$
			(in millions)				(in millions)
November 30, 2021	Bo Sun	Ctrip Commerce (VIE)	808.2	110.7	None	November 29, 2031	808.2	110.7
April 9, 2019	Maohua Sun	Ctrip Commerce (VIE)	88.7	12.2	None	December 13, 2035	88.7	12.2
December 14, 2015	Maohua Sun	Ctrip Commerce (VIE)	3.1	0.4	None	December 13, 2035	3.1	0.4
March 23, 2016	Hui Cao	Qunar Beijing (VIE)	6.6	0.9	None	Until repayment notice	6.6	0.9
March 23, 2016	Hui Wang	Qunar Beijing (VIE)	4.4	0.6	None	Until repayment notice	4.4	0.6

Exclusive Option Agreements. As consideration for our entering into the loan agreements described above, each of the shareholders of Ctrip Commerce (VIE), has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in Ctrip Commerce (VIE) at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the shareholder of Ctrip Commerce (VIE). Subject to the evaluation requirements or other restrictions imposed by applicable PRC laws and regulations, the purchase price should be equal to the contribution actually made by the shareholder for the equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of Ctrip Commerce (VIE) pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. This agreement is valid and binding on the parties, their heirs, successors and permitted assignees. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the shareholder of Ctrip Commerce (VIE).

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

Share Incentive Grants

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employees’ Share Incentive Plans.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Commissions and other service fees to/from Tongcheng Travel

Tongcheng Travel Holdings Limited, or Tongcheng Travel, is an equity method investee of us. Tongcheng Travel uses its platform to promote the hotel rooms provided by us from our travel suppliers and provides marketing and other services to us. We also promote Tongcheng Travel’s hotel rooms on our platform and provide technology services to Tongcheng Travel. Total commissions and other service fees paid by us to Tongcheng Travel amounted to RMB51 million (US$7 million), and total commissions and other service fees paid by Tongcheng Travel to us amounted to RMB274 million (US$37 million) for the year ended December 31, 2024.

Commissions from H World

One of our hotel partners, H World, has a director in common with our company and a director who is a family member of one of our officers. H World has entered into agreements with us to provide hotel rooms for our customers. Total commissions H World paid us amounted to RMB283 million (US$39 million) for the year ended December 31, 2024. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Commissions from BTG

BTG Hotels (Group) Co., Ltd., or BTG, is an equity method investee of us. BTG entered into agreements with us to provide hotel rooms for our customers. Total commissions from BTG amounted to RMB160 million (US$22 million) for the year ended December 31, 2024. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Technology service fees from Shangcheng Consumer Finance

Shangcheng Consumer Finance Corporation Limited, or Shangcheng Consumer Finance, is an equity method investee of us. We provide Shangcheng Consumer Finance access to our platform to provide financial services to our users. Total technology service fees from Shangcheng Consumer Finance amounted to RMB196 million (US$27 million) for the year ended December 31, 2024.

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

In November 2023, our board of directors adopted a regular capital return policy to benefit our shareholders and ADS holders in the form of discretionary annual share repurchases, discretionary annual cash dividend declarations, or a combination thereof, commencing from the year 2024. Under the policy, our board of directors reserves the discretion relating to the determination of the form, timing, and amount of the capital return measures in any particular year, depending on our financial condition, results of operations, cash flow, capital requirements, and other relevant factors. In February 2025, pursuant to the regular capital return policy, our board of directors approved a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS, to holders of ordinary shares and holders of ADSs. The aggregate amount of the dividend was approximately US$200 million.

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

Voting Rights. Subject to certain exceptions as required by the Hong Kong Listing Rules, and subject to any rights and restrictions for the time being attached to any shares, every shareholder present at a general meeting of our shareholders shall have (i) on a show of hands, one vote, and (ii) on a poll, one vote for each share held by such shareholder. Voting at any meeting of shareholders is by show of hands unless before or on the declaration of the result of, the show of hands, a poll is demanded. A poll may be demanded by the chairman of the meeting or any shareholder or shareholders collectively present in person or by proxy and holding at least ten percent in par value of the shares giving a right to attend and vote at the meeting.

A quorum required for a meeting of shareholders is two shareholders provided always that if our company has only one member of record the quorum should be that one shareholder; provided, however, that in no case should such quorum be less than one-third of the issued and outstanding voting shares in the capital of our company. Shareholders’ meetings may be convened by our board of directors on its own initiative, or by the chairman of our board of directors, or upon a request to the directors by shareholders holding in aggregate not less than ten per cent in par value of our share capital for as long as our shares remain listed on the Hong Kong Stock Exchange. For as long as our shares remain listed on the Hong Kong Stock Exchange, our company must hold an annual general meeting within six (6) months (or such other period as may be permitted by the Hong Kong Listing Rules or the Hong Kong Stock Exchange) after the end of our company’s financial year. For as long as our shares remain listed on the Hong Kong Stock Exchange, annual general meetings must be called by not less than twenty-one (21) days’ notice in writing and any extraordinary general meetings must be called by not less than fourteen (14) days’ notice in writing. Otherwise, at least seven days’ notice is required for the convening of any of our general meetings of shareholders.

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

Shareholder Rights Plan

On November 23, 2007, our board of directors implemented a shareholder rights plan through the adoption of a rights agreement. The rights agreement has been amended eight times since its adoption, most recently on July 26, 2024, at which time the termination date was extended to July 25, 2034. Subject to exceptions, in the event that any person (and its affiliates) acquires 10% or more of our outstanding shares, holders of any shares other than that person (and its affiliates) will be able to exercise the right to purchase one additional ordinary share for each ordinary share they already hold, at a significant discount to the market price, subject to adjustments. The rights agreement is intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. The rights agreement was not adopted in response to any specific effort to acquire control of our company.

We have amended the shareholder rights agreement since its adoption to include or remove exceptions for specific investors. Currently, Baidu, Inc. and its subsidiaries may collectively acquire up to 27% of our outstanding ordinary shares without triggering the share purchase rights, and Naspers Limited, MIH Internet SEA Private Limited and their respective subsidiaries may collectively acquire up to 11% of our outstanding ordinary shares without triggering the share purchase rights. In addition, shareholders who file or are entitled to file a beneficial ownership statement on Schedule 13G pursuant to Rule 13d-1(b)(1) of the Exchange Act, typically institutional investors with no intention to acquire control of the issuer, may beneficially own up to 20% of our total outstanding shares before the share purchase rights are triggered.

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

For details of our board of directors and its committees, see “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that we shall indemnify each of our officers and directors against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own willful neglect or default. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding not less than ten per cent. in par value of the capital of our company attaching to the issued and outstanding shares of our company entitled to vote at general meetings, for as long as our shares remain listed on the Hong Kong Stock Exchange, to requisition a shareholder’s meeting, in which case our directors should convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put a proposal before any annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require that, for as long as we remain listed on the Hong Kong Stock Exchange, we shall in each financial year hold a general meeting as our annual general meeting, to be held within six months (or such other period as may be permitted by the Hong Kong Listing Rules) after the end of our financial year.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, three directors (each, a “Founder Director”) shall be appointed by our founders, subject to approval of a majority of our independent directors; one director shall be our current chief executive officer; and the remaining directors (each, an “Ordinary Director”) shall be appointed by an ordinary resolution of our shareholders. The Founder Directors may only be removed by the shareholders who nominated and elected such directors, whereas Ordinary Directors may be removed by an ordinary resolution of our shareholders. Notwithstanding the foregoing, for as long as we remain listed on the Hong Kong Stock Exchange, any director may be removed with or without cause, by an ordinary resolution of our shareholders. A director’s office will be vacated if the director (i) gives notice to us that he resigns the office of director, (ii) absents himself (without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office, (iii) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally, or (iv) is found to be or becomes of unsound mind. Subject to the foregoing sentence, each director will hold office until the expiration of his term and until his successor has been elected and qualified in accordance with the memorandum and articles of association.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

C.  Material Contracts

Other than an indenture dated June 7, 2024 constituting US$1.5 billion 0.75% Convertible Senior Notes due 2029, contracts entered into in the ordinary course of business and contracts described under “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report, we have not entered into material contract during the two years immediately preceding the date of this annual report.

D.  Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Foreign Exchange Supervision” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Dividend Distributions.”

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

In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, minimum tax or Medicare tax on certain net investment income considerations. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations to them in light of their particular situation as well as any considerations arising under the laws of any other taxing jurisdiction.

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

Distributions

Subject to the discussion below under “ —Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in a U.S. Holder’s gross income as dividend income on the day actually or constructively received by such holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Sale or Other Taxable Dispositions

Subject to discussion below under “ —Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law and gain from the disposition of the ADSs or ordinary shares is subject to tax in China, such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes under the U.S.-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

Assuming we are the owner of the VIEs for U.S. federal income tax purposes, based on the market price of our ADSs and the nature and composition of our assets,, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2024, and we do not expect to be a PFIC for the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Interest Rate Risk. Our exposure to interest rate risk primarily relates to interest income generated by bank deposit and short-term investment, as well as interest expenses associated with floating rate based bank borrowings and syndicated loans. For information about these notes and bank borrowings, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” We have used interest swap contracts to hedge our exposure to interest rate risk. Based on our cash balance as of December 31, 2024, a one basis point decrease in interest rates would result in an RMB8 million (US$1 million) decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. We have not used derivative financial instruments to reduce the risk for the fixed rate based bank borrowings. We have not been exposed to nor do we anticipate being exposed to material risks due to changes in interest rates for the fixed rate based bank borrowings.

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

Investment Risk. As of December 31, 2024, our equity method investments totaled US$3.3 billion. We periodically review our investments for impairment. Unrealized gains on transactions between the affiliated entity and us are eliminated to the extent of our interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We are unable to control these factors and an impairment charge recognized by us will impact our operating results and financial position. As of December 31, 2024, our remaining investments were mainly equity security investments measured at fair market value and time deposits and financial products in commercial banks, and the impairment risks associated with these investments are not considered significant and particularly sensitive to management judgments.

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

Fees and Payments from the Depositary to Us

We expect to receive from the depositary a reimbursement of approximately US$3.8 million, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2024. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.

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

•

the Hong Kong Share Registrar, Computershare Hong Kong Investor Service Limited, will charge HK$2.50 per share certificate canceled/issued (whichever is higher) for each regular transfer service of ordinary shares from one registered owner to another, and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited their ordinary shares in their stock account or in their designated Hong Kong Securities Clearing Company Limited (HKSCC) participant’s stock account maintained with the HKSCC, settlement will be effected in the Central Clearing and Settlement System (CCASS) established and operated by the HKSCC in accordance with the General Rules of the HKSCC and the HKSCC Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to their broker or custodian before the settlement date.

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

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, Jane Jie Sun, and our chief financial officer, Cindy Xiaofan Wang, has performed an assessment of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that assessment, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in their report that appears on page F-2 of this annual report.

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

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal accountant, for the periods indicated.

	For the Years Ended December 31,
	2023	2024
	RMB	RMB	US$
Audit Fees(1)	23,737,984	29,819,043	4,085,192
Audit Related Fees(2)	1,090,000	2,420,442	331,599
Tax Fees(3)	1,502,151	3,326,111	455,675

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

In March 2014, our board of directors adopted a share repurchase plan, which we refer to as the 2014 Repurchase Plan. Pursuant to the 2014 Repurchase Plan, we are authorized to purchase our own ADSs with an aggregate value of up to US$600 million, to be funded out of our existing cash balance. Under the 2014 Repurchase Plan, we are authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant, in accordance with all applicable requirements of Rule 10b-18 under the Exchange Act and on the terms set out in the resolutions of our board of directors approving such share repurchase.

In November 2023, our board of directors adopted a regular capital return policy to benefit our shareholders and ADS holders in the form of discretionary annual share repurchases, discretionary annual cash dividend declarations, or a combination thereof, commencing from the year 2024. Under the policy, our board of directors reserves the discretion relating to the determination of the form, timing, and amount of the capital return measures in any particular year, depending on our financial condition, results of operations, cash flow, capital requirements, and other relevant factors.

In February 2024, pursuant to the regular capital return policy, our board of directors approved and authorized us to implement strategic capital return initiatives, which include share repurchases, from time to time for an aggregate value up to US$300 million, which we refer to as the 2024 Repurchase Plan.

In February 2025, pursuant to the regular capital return policy, our board of directors approved and authorized us to implement additional strategic capital return initiatives, which include share repurchases, from time to time, for an aggregate value of up to US$400 million, which we refer to as the 2025 Repurchase Plan.

The following table summarizes our repurchases of our equity securities in 2024.

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(2)
January 1 to January 31, 2024	—		N/A	—	US$	281,779,374
February 1 to February 29, 2024	—		N/A	—	US$	581,779,374
March 1 to March 31, 2024	—		N/A	—	US$	581,779,374
April 1 to April 30, 2024	—		N/A	—	US$	581,779,374
May 1 to May 31, 2024	—		N/A	—	US$	581,779,374
June 1 to June 30, 2024	5,980,861	US$	50.16	5,980,861	US$	281,779,386
July 1 to July 31, 2024	—		N/A	—	US$	281,779,386
August 1 to August 31, 2024	—		N/A	—	US$	281,779,386
September 1 to September 30, 2024	—		N/A	—	US$	281,779,386
October 1 to October 31, 2024	—		N/A	—	US$	281,779,386
November 1 to November 30, 2024	—		N/A	—	US$	281,779,386
December 1 to December 31, 2024	—		N/A	—	US$	281,779,386

Total	5,980,861		N/A	5,980,861	US$	281,779,386

Notes:

(1)	Each ADS represents one ordinary share.

(2)

Starting in February 2024, the approximate dollar value presented in this column represents an aggregate value of ADSs repurchased under both the 2014 Repurchase Plan and the 2024 Repurchase Plan. This value does not include the US$400 million quota of the 2025 Repurchase Plan.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. In lieu of (i) the requirements of Rule 5605(b) of the Nasdaq Rules that a majority of a Nasdaq-listed company’s board of directors be independent directors as defined in Rule 5605(a)(2), and (ii) the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we intend to follow our home country practices with respect to the composition of our board of directors and approval for adoption and material amendment to our equity-based compensation plans. Our Cayman Islands legal counsel has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to follow or comply with the requirements of the Rule 5600 series of the Nasdaq Rules (except for those rules that are required to be followed pursuant to Rule 5615(a)(3)). Nasdaq has acknowledged the receipt of this letter.

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
We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees to promote compliance with applicable insider trading laws, rules and regulations. These insider trading policies and procedures are filed as Exhibit 11.2 to this annual report on Form 20-F.

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
disclosure material for review and approval by our board of directors before it is disseminated to the public.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Trip.com Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on June 30, 2023 (incorporated by reference to Exhibit 3.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on June 30, 2023)
2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Form 424b3 (File No. 333-233932) filed with the Securities and Exchange Commission on March 18, 2021)
2.2	Specimen Stock Certificate of the Registrant (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
2.3	Rights Agreement dated as of November 23, 2007 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2007)
2.4	First Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)
2.5	Second Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)
2.6	Third Amendment to the Rights Agreement dated as of May 29, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on June 4, 2015)
2.7	Fourth Amendment to the Rights Agreement dated as of October 26, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on October 27, 2015)
2.8	Fifth Amendment to the Rights Agreement dated as of December 23, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on December 23, 2015)
2.9	Sixth Amendment to the Rights Agreement dated as of August 30, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)
2.10	Seventh Amendment to the Rights Agreement dated as of November 13, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)

Exhibit Number	Document
2.11	Eighth Amendment to the Rights Agreement dated July 26, 2024 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.9 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on July 29, 2024)
2.12	Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among the Registrant, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)
2.13	Description of Securities (incorporated by reference to Exhibit 2.12 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2024)
4.1	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 27, 2023)
4.3	Translation of Executed Form of Technical Consulting and Services Agreement between a wholly-owned subsidiary of the Registrant and a VIE, as currently in effect, and a schedule of all executed technical consulting and services agreements adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.4	Translation of Executed Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and shareholders of a VIE, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.5	Translation of Executed Form of Exclusive Call Option Agreement among a wholly-owned subsidiary of the Registrant, a VIE and a shareholder of the VIE, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.6	Translation of Executed Form of Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and a shareholder of a VIE, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.7	Translation of Executed Form of Power of Attorney by a shareholder of a VIE, as currently in effect, and a schedule of all executed power of attorney adopting the same form in respect of a VIE (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
4.8	Confidentiality and Non-Competition Agreement, effective as of September 10, 2003, between the Registrant and Qi Ji (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.9	Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on May 11, 2004)
4.10	Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)

Exhibit Number	Document
4.11	2007 Share Incentive Plan of the Registrant, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)
4.12	Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)
4.13	Standstill Agreement dated as of October 26, 2015 between Baidu, Inc. and the Registrant (incorporated by reference to Exhibit 3 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)
4.14	Registration Rights Agreement dated as of October 26, 2015 between Baidu Holdings Limited and the Registrant (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)
4.15	Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards dated December 9, 2015 between the Registrant and Qunar Cayman Islands Limited (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.16	Restated Exclusive Technical Consulting and Services Agreement dated March 23, 2016 between Beijing Qu Na Information Technology Co., Ltd. and Beijing Qunar Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.17	Loan Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.18	Equity Option Agreement dated March 23, 2016 among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Co., Ltd., Hui Cao, Hui Wang and Beijing Qu Na Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.19	Equity Interest Pledge Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.20	Power of Attorney by Hui Cao and Hui Wang dated March 23, 2016 (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.21	Registration Rights Agreement dated August 30, 2019 between the Registrant and MIH Internet SEA Private Limited (incorporated by reference to Exhibit 99.2 to Schedule 13D (File No. 005-79455) filed by MIH Internet SEA Private Limited and Naspers Limited with the Securities and Exchange Commission on September 5, 2019)
4.22	Cooperation Agreement dated August 30, 2019 among the Registrant, MIH Internet SEA Private Limited and Myriad International Holdings B.V. (incorporated by reference to Exhibit 99.3 to Schedule 13D (File No. 005-79455) filed by MIH Internet SEA Private Limited and Naspers Limited with the Securities and Exchange Commission on September 5, 2019)
4.23	Second Amended and Restated Global Share Incentive Plan (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 9, 2020)
4.24	Indenture dated July 20, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027 (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 15, 2021)

Exhibit Number	Document
4.25	Supplemental Indenture dated December 15, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027 (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 15, 2021)
4.26*	Indenture dated June 7, 2024 constituting US$1.5 billion 0.75% Convertible Senior Notes due 2029
4.27	Facility Agreement dated December 2, 2022 among the Registrant (as borrower), China Construction Bank Corporation Hong Kong Branch, DBS Bank Ltd., The HongKong and Shanghai Banking Corporation Limited, Standard Chartered Bank (Hong Kong) Limited and Industrial and Commercial Bank Of China Shanghai Cao He Jing Hi-tech Park Sub-branch (as mandated lead arrangers and bookrunners), and other parties thereto (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 27, 2023)
8.1*	List of Significant Consolidated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant, as amended and restated as of July 23, 2023 (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2024)
11.2*	Amended and Restated Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2024)
101.INS*	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRIP.COM GROUP LIMITED

By:	/s/ Jane Jie Sun
Name: Jane Jie Sun
Title: Chief Executive Officer and Director

Date: April 11, 2025

TRIP.COM GROUP LIMITED

F-1

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Trip.com Group Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Trip.com Group Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

F-2

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
Valuation of investments classified under Level 3 in the fair value hierarchy
As described in Note 8 to the consolidated financial statements, the Company had investments of RMB941 million classified under Level 3 in the fair value hierarchy (the “Level 3 Investments”) as of December 31, 2024. The fair values of the Level 3 Investments were determined by management based on valuation models utilizing various unobservable inputs which required significant judgment by management with respect to the selection of valuation models and the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility, and probability in equity allocation.
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

F-3

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
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 11, 2025
We have served as the Company’s auditor since 2003.

F-4

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(In millions, except for share and per share data)

	2022	2023	2024	2024
	RMB	RMB	RMB	US$ (Note 2)
Revenues:
Accommodation reservation	7,400	17,257	21,612	2,961
Transportation ticketing	8,253	18,443	20,301	2,781
Packaged tours	797	3,140	4,336	594
Corporate travel	1,079	2,254	2,502	343
Others	2,526	3,468	4,626	634

Total revenues	20,055	44,562	53,377	7,313
Less: Sales tax and surcharges	(16)	(52)	(83)	(11)

Net revenues	20,039	44,510	53,294	7,302
Cost of revenues	(4,513)	(8,121)	(9,990)	(1,368)

Gross profit	15,526	36,389	43,304	5,934

Operating expenses:
Product development	(8,341)	(12,120)	(13,139)	(1,800)
Sales and marketing	(4,250)	(9,202)	(11,902)	(1,631)
General and administrative	(2,847)	(3,743)	(4,086)	(560)

Total operating expenses	(15,438)	(25,065)	(29,127)	(3,991)

Income from operations	88	11,324	14,177	1,943
Interest income	2,046	2,090	2,341	321
Interest expense	(1,514)	(2,067)	(1,735)	(238)
Other income/(expense)	2,015	(667)	2,220	304

Income before income tax expense and equity in (loss) /income of affiliates	2,635	10,680	17,003	2,330
Income tax expense	(682)	(1,750)	(2,604)	(357)
Equity in (loss) /income of affiliates	(586)	1,072	2,828	387

Net income	1,367	10,002	17,227	2,360
Net loss/(income) attributable to non-controlling interests and mezzanine classified non-controlling interests	36	(84)	(160)	(22)
Net income attributable to Trip.com Group Limited	1,403	9,918	17,067	2,338

Net income	1,367	10,002	17,227	2,360
Other comprehensive income/(loss):
Foreign currency translation	78	77	417	57
Unrealized securities holding losses, net of tax	(1,126)	(817)	(70)	(10)
Less: Reclassification adjustment for losses included in net income, net of tax	884	108	622	86

Total comprehensive income	1,203	9,370	18,196	2,493
Comprehensive loss/(income) attributable to non-controlling interests and mezzanine classified non-controlling interests	43	(84)	(160)	(22)

Comprehensive income attributable to Trip.com Group Limited	1,246	9,286	18,036	2,471

Earnings per ordinary share
— Basic	2.17	15.19	26.10	3.58
— Diluted	2.14	14.78	24.78	3.39
Earnings per ADS
— Basic	2.17	15.19	26.10	3.58
— Diluted	2.14	14.78	24.78	3.39
Weighted average ordinary shares outstanding
— Basic shares	648,380,590	652,859,211	654,035,399	654,035,399
— Diluted shares	657,092,826	671,062,240	688,704,882	688,704,882
Share-based compensation included in Operating expenses above is as follows:
Product development	567	870	976	134
Sales and marketing	115	158	171	24
General and administrative	506	806	895	123
The accompanying notes are an integral part of these consolidated financial statements.

F-
5

TRIP.COM GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2024
(In millions, except for share and per share data)

	2023	2024	2024
	RMB	RMB	US$ (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	41,592	48,439	6,636
Restricted cash	2,391	2,654	364
Short-term investments	17,748	28,475	3,900
Accounts receivable, net (Allowance for credit losses of RMB206 million and RMB190 million as of December 31, 2023 and 2024, respectively)	11,410	12,459	1,707
Due from related parties ( Allowance for credit losses of RMB47 million and RMB72 million as of December 31, 2023 and 2024, respectively)	2,842	2,803	384
Prepayments and other current assets (Allowance for credit losses of RMB243 million and RMB360 million as of December 31, 2023 and 2024, respectively)	12,749	17,290	2,369

Total current assets	88,732	112,120	15,360
Long-term prepayments and other assets	663	454	62
Long-term receivables due from related parties	25	—	—
Land use rights	80	77	11
Property, equipment and software	5,142	5,053	692
Investments	49,342	47,194	6,466
Goodwill	59,372	60,911	8,345
Intangible assets	12,564	12,763	1,748
Right-of-use assets	641	755	103
Deferred tax assets	2,576	3,254	446
Total assets	219,137	242,581	33,233

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	25,857	19,433	2,662
Accounts payable	16,459	16,578	2,271
Due to related parties	303	397	54
Salary and welfare payable	5,348	5,343	732
Taxes payable	2,038	2,117	290
Advances from customers	13,380	18,029	2,470
Accrued liability for rewards program	1,044	2,452	336
Other payables and accruals	7,982	9,661	1,324

Total current liabilities	72,411	74,010	10,139
Deferred tax liabilities	3,825	4,098	561
Long-term debt	19,099	20,134	2,758
Long-term lease liability	477	561	77
Other long-term liabilities	319	296	41

Total liabilities	96,131	99,099	13,576

Commitments and contingencies (Note 19)
MEZZANINE EQUITY	—	743	102
SHAREHOLDERS’ EQUITY
Share capital (US$0.00125 par value; 1,400,000,000 shares authorized, issued shares as of December 31, 2023 and 2024: 674,287,738 and 689,450,266; outstanding shares as of December 31, 2023 and 2024: 644,089,050 and 653,270,717)	6	6	1
Additional paid-in capital	97,428	101,187	13,863
Statutory reserves	2,072	2,694	369
Accumulated other comprehensive loss	(2,400)	(1,431)	(197)
Retained earnings	28,806	45,251	6,199
Less: Treasury stock	(3,728)	(5,900)	(808)

Total Trip.com Group Limited shareholders’ equity	122,184	141,807	19,427
Non-controlling interests	822	932	128

Total shareholders’ equity	123,006	142,739	19,555

Total liabilities, mezzanine equity and shareholders’ equity	219,137	242,581	33,233

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Number of Treasury Stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2021	641,329,557	6	93,829	734	(1,604)	18,823	(23,432,968)	(2,111)	109,677	779	110,456

Issuance of ordinary shares for the exercise of stock options	4,737,273	0	179	—	—	—	—	—	179	—	179
Share-based compensation	—	—	1,188	—	—	—	—	—	1,188	—	1,188
Appropriations to statutory reserves	—	—	—	91	—	(91)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	78	—	—	—	78	—	78
Unrealized securities holding losses	—	—	—	—	(1,126)	—	—	—	(1,126)	—	(1,126)
Less: Amounts reclassified from accumulated other comprehensive loss to net income	—	—	—	—	884	—	—	—	884	—	884
Net income/(loss)	—	—	—	—	—	1,403	—	—	1,403	(36)	1,367
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	(4)	(4)
Acquisition of additional equity interests of subsidiaries	—	—	—	—	—	—	—	—	—	(3)	(3)

Balance as of December 31, 2022	646,066,830	6	95,196	825	(1,768)	20,135	(23,432,968)	(2,111)	112,283	736	113,019

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2022	646,066,830	6	95,196	825	(1,768)	20,135	(23,432,968)	(2,111)	112,283	736	113,019

Issuance of ordinary shares for the exercise of stock options	4,787,940	0	399	—	—	—	—	—	399	—	399
Share-based compensation	—	—	1,834	—	—	—	—	—	1,834	—	1,834
Appropriations to statutory reserves	—	—	—	1,247	—	(1,247)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	77	—	—	—	77	—	77
Unrealized securities holding losses	—	—	—	—	(817)	—	—	—	(817)	—	(817)
Less: Amounts reclassified from accumulated other comprehensive loss to net income	—	—	—	—	108	—	—	—	108	—	108
Net income	—	—	—	—	—	9,918	—	—	9,918	84	10,002
Repurchasing of ordinary shares	(6,765,720)	—	—	—	—	—	(6,765,720)	(1,617)	(1,617)	—	(1,617)
Business combination	—	—	—	—	—	—	—	—	—	1	1
Acquisition of additional equity interests of subsidiaries	—	—	(1)	—	—	—	—	—	(1)	1	0

Balance as of December 31, 2023	644,089,050	6	97,428	2,072	(2,400)	28,806	(30,198,688)	(3,728)	122,184	822	123,006

The accompanying notes are an integral part of these consolidated financial statements.
F-
8

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2023	644,089,050	6	97,428	2,072	(2,400)	28,806	(30,198,688)	(3,728)	122,184	822	123,006

Issuance of ordinary shares for the exercise of stock options	15,146,907	0	1,726	—	—	—	—	—	1,726	—	1,726
Conversion of convertible notes	15,621	0	6	—	—	—	—	—	6	—	6
Share-based compensation	—	—	2,042	—	—	—	—	—	2,042	—	2,042
Appropriations to statutory reserves	—	—	—	622	—	(622)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	417	—	—	—	417	—	417
Unrealized securities holding losses	—	—	—	—	(70)	—	—	—	(70)	—	(70)
Less: Amounts reclassified from accumulated other comprehensive loss to net income	—	—	—	—	622	—	—	—	622	—	622
Net income	—	—	—	—	—	17,067	—	—	17,067	133	17,200
Repurchasing of ordinary shares	(5,980,861)	—	—	—	—	—	(5,980,861)	(2,172)	(2,172)	—	(2,172)
Business combination	—	—	—	—	—	—	—	—	—	51	51
Acquisition of additional equity interests of subsidiaries	—	—	(15)	—	—	—	—	—	(15)	(74)	(89)

Balance as of December 31, 2024	653,270,717	6	101,187	2,694	(1,431)	45,251	(36,179,549)	(5,900)	141,807	932	142,739

The accompanying notes are an integral part of these consolidated financial statements.
F-
9

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(In millions)

	2022	2023	2024	2024
	RMB	RMB	RMB	US$ (Note 2)
Cash flows from operating activities:
Net income	1,367	10,002	17,227	2,360
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	1,188	1,834	2,042	281
Amortization of debt issuance cost	—	—	109	15
Equity in loss/(income) of affiliates	586	(1,072)	(2,828)	(387)
Loss from disposal of property, equipment and software	24	25	12	2
Gain from acquirement of business or disposal of long-term investments	(23)	(11)	(12)	(2)
Impairments of long-term investments	949	115	122	17
Changes in fair value for equity securities investment and exchangeable senior notes	(1,338)	1,507	(1,082)	(148)
Gain from the fair value remeasurement upon the discontinuance of the equity method investments	(1,135)	—	—	—
Gain from foreign currency forwards	(59)	(22)	(218)	(30)
Allowance for credit losses	296	79	330	45
Depreciation of property, equipment and software	632	627	655	90
Amortization of intangible assets and land use rights	243	190	196	27
Amortization of right of use assets	416	235	256	35
Deferred income tax expenses/(benefits)	295	(761)	(505)	(69)
Changes in current assets and liabilities, net of effects of business acquisitions and disposals:
Increase in accounts receivable	(701)	(6,026)	(1,145)	(157)
(Increase)/decrease in due from related parties	(240)	(936)	33	5
Increase in prepayments and other current assets	(1,659)	(2,101)	(2,415)	(331)
Decrease/(increase) in long-term receivables	7	(84)	188	26
Increase/(decrease) in accounts payable	1,309	8,977	(203)	(28)
Increase in due to related parties	18	147	94	13
Increase/(decrease) in salary and welfare payable	24	1,432	(68)	(9)
(Decrease)/increase in taxes payable	(228)	1,203	160	22
Increase in advances from customers	708	5,129	3,869	530
(Decrease)/increase in accrued liability for rewards program	(4)	648	1,408	193
(Decrease)/increase in other payables and accruals	(34)	867	1,400	192

Net cash provided by operating activities	2,641	22,004	19,625	2,692

Cash flows from investing activities:
Purchase of property, equipment and software	(497)	(606)	(591)	(81)
Cash paid for long-term investments	(12,258)	(9,153)	(6,776)	(928)
Cash (paid)/received for business combinations, net of cash acquired	(5)	0	1,217	167
Purchase of intangible assets	(1)	—	—	—
Cash received from disposal of short-term investments	22,638	11,141	53,970	7,394
Cash paid for short-term investments	(9,341)	(7,314)	(63,230)	(8,663)
Cash received from loans to the users	5,499	24,523	6,661	913
Cash paid for loans to the users	(5,277)	(25,018)	(7,864)	(1,077)
Net change in loans to the users with terms of less than three months	217	(428)	(453)	(62)
Cash received from disposal of long-term investments	161	12,774	11,014	1,509

Net cash provided by/(used in) investing activities	1,136	5,919	(6,052)	(828)

F-
10

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(In millions)

	2022	2023	2024	2024
	RMB	RMB	RMB	US$ (Note 2)
Cash flows from financing activities:
Proceeds from short-term bank loans	23,294	34,562	31,775	4,353
Repayment of short-term bank loans	(28,164)	(40,756)	(35,050)	(4,802)
Proceeds from long-term bank loans	9,808	11,915	44	6
Repayment of long-term loans, including current portion	(10,371)	(7,682)	(14,860)	(2,036)
Proceeds from exercise of share options	179	399	1,726	236
Cash paid for acquisition of additional equity interests of subsidiaries	(116)	(264)	(198)	(27)
Cash paid for repurchasing of ordinary shares	—	(1,617)	(2,172)	(298)
Proceeds from issuance of convertible notes	—	—	10,737	1,471
Cash paid for settlement of convertible notes	(521)	—	—	—
Proceeds from securitization debt	—	968	2,548	349
Cash paid for settlement of securitization debt	(826)	(72)	(1,260)	(173)
Net cash used in financing activities	(6,717)	(2,547)	(6,710)	(921)

Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	231	120	247	31
Net (decrease)/increase in cash and cash equivalents, restricted cash	(2,709)	25,496	7,110	974
Cash and cash equivalents, restricted cash, beginning of year	21,196	18,487	43,983	6,026

Cash and cash equivalents, restricted cash, end of year*	18,487	43,983	51,093	7,000

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	471	1,290	2,700	370
Cash paid for interest, net of amounts capitalized	1,444	1,889	1,653	226
Supplemental schedule of non-cash investing and financing activities
Conversion of convertible notes	—	—	6	1
Non-cash consideration paid for business acquisitions, investments and non-controlling interest	(6)	—	(1,870)	(256)
Accruals related to purchase of property, equipment and software	(28)	(36)	(41)	(6)
Unpaid cash consideration for business acquisitions and acquisition of additional equity interest of subsidiary	(32)	(1)	—	—

*	As of December 31, 2022, cash and cash equivalents and restricted cash are RMB17.0 billion and RMB1.5 billion respectively.

The accompanying notes are an integral part of these consolidated financial statements.
F-1
1

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
The following is a summary of the Company’s major VIEs and VIEs’ subsidiaries:

Name of major VIEs and their major subsidiaries	Date of establishment

Shanghai Ctrip Commerce Co., Ltd., (“Ctrip Commerce”)	Established on July 18, 2000

Shanghai Huacheng Southwest International Travel Agency Co., Ltd., (“Shanghai Huacheng”, a subsidiary of Ctrip Commerce)	Established on March 13, 2001

Beijing Qu Na Information Technology Co., Ltd., (“Qunar Beijing”)	Established on March 17, 2006

Chengdu Ctrip Travel Agency Co., Ltd., (“Chengdu Ctrip”) (Note i)	Established on January 8, 2007

F-1
2

Note i: In December 2024, the Company terminated the contractual arrangements
and acquired
the equity interest of
Chengdu Ctrip
,
which became a
wholly-owned subsidiary
of the Company
.
The Company is considered the primary beneficiary of each of the VIEs and the VIEs’ subsidiaries, as defined above, and has consolidated the financial statements of each under U.S. GAAP.
Major VIEs and their subsidiaries
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
Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Ctrip Commerce holds a telecommunications operation license and is primarily engaged in the provision of advertising business on the Internet website. One of the Company’s employees and one of the Company’s senior consultants
collectively hold 100% of the equity interest in Ctrip Commerce. The registered capital of Ctrip Commerce was RMB900,000,000 as of December 31, 2024.
Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a travel agency operation license and mainly provides domestic, inbound and outbound tour services and air-ticketing
services. Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of December 31, 2024.
Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various licenses for domestic and cross-border business of Qunar Cayman Islands Limited (“Qunar”).
Two employees of the Company hold 100% of the equity interest in Qunar Beijing. The registered capital of Qunar Beijing was RMB11,000,000 as of December 31, 2024.
The capital of the VIEs injected by some of our employees and senior consultants are funded by the Company and are recorded as long-term business loans to related parties, which are eliminated with registered capital of VIEs upon consolidation. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.
As of December 31, 2024, the Company has various agreements with the consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, equity pledge agreements, exclusive option agreements and other operating agreements which result in the Company being the primary beneficiary of each entity and which provides the basis for consolidation of the financial statements of each VIE pursuant to ASC 810.
Details of certain key agreements with the major VIEs are as follows:
Powers of Attorney:
The shareholders of Ctrip Commerce (VIE) signed an irrevocable power of attorney to appoint Ctrip Travel Network, as attorney-in-fact
to vote, by itself or any other person to be designated at its discretion, on all matters of Ctrip Commerce (VIE). Each such power of attorney will remain effective as long as Ctrip Commerce (VIE) exists, and such shareholders of Ctrip Commerce (VIE) are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from the Company.
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
Technical Consulting and Services Agreements:
Ctrip Travel Network, a wholly owned PRC subsidiary of the Company, provides Ctrip Commerce (VIE) with technical consulting and related services and staff training and information services on an exclusive basis. The Company also maintain its network platforms. In consideration for the Company’s services, Ctrip Commerce (VIE) agrees to pay the Company service fees as calculated in such manner as determined by the Company from time to time based on the nature of service, which may be adjusted periodically. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of Ctrip Commerce (VIE) have irrevocably appointed a designated person to vote on their behalf on all matters they are entitled to vote on, the Company has the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of the VIEs in the form of service fees. Ctrip Travel Network, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is

10
years and may be renewed automatically in
10
-year
terms unless the Company disapproves the extension. The Company retains the exclusive right to terminate the agreements at any time by delivering a
30-day
advance written notice to the applicable VIE.

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
Equity Pledge Agreements:
The shareholders of Ctrip Commerce (VIE) have pledged their respective equity interests in Ctrip Commerce (VIE) as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by Ctrip Commerce (VIE) of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. This agreement is valid and binding on the parties, their heirs, successors and permitted assignees. In the event Ctrip Commerce (VIE) breaches any of its obligations or any shareholder of Ctrip Commerce (VIE) breaches his or her obligations, as the case may be, under these agreements, the Company is entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The pledge has been established upon registration with the local branch of the PRC State Administration for Market Regulation (“SAMR”), and will expire two years after the pledgor and Ctrip Commerce (VIE) no longer undertake any obligations under the above-referenced agreements.
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
Loan Ag
re
ements:
Under the loan agreements the Company entered into with the shareholders of Ctrip Commerce (VIE) the Company extended long-term business loans to these shareholders of Ctrip Commerce (VIE) with the sole purpose of providing funds necessary for the capitalization or acquisition of Ctrip Commerce (VIE). These business loan amounts were injected into Ctrip Commerce (VIE) as capital and cannot be accessed for any personal uses. The initial term of the loan agreements is

10
years and may be renewed automatically in
10-year
terms unless the Company disapprove the extension by written notice in advance. The loan agreements will remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of Ctrip Commerce (VIE) have no right to unilaterally terminate these agreements or repay the loan in advance. The loan agreements are valid and binding on the parties, their successors and permitted assignees. In the event that the PRC government lifts its restrictions on foreign ownership of the value-added telecommunications business in China, as applicable, the Company will exercise its exclusive option to purchase all of the outstanding equity interests of Ctrip Commerce (VIE), as described in the following paragraph, and the loan agreements will be canceled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.
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

F-1
4

Exclusive Option Agreements:
As consideration for the Company’s entering into the loan agreements described above, each of the shareholders of Ctrip Commerce (VIE) has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at the Company’s discretion to purchase, all of its equity interests in Ctrip Commerce (VIE) at any time the Company desires, subject to compliance with the applicable PRC laws and regulations. The Company may exercise the option by issuing a written notice to the shareholder of Ctrip Commerce (VIE). Subject to the evaluation requirements or other restrictions imposed by applicable PRC laws and regulations, the purchase price should be equal to the contribution actually made by the shareholder for the equity interest. Therefore, if the Company exercises these options, the Company may choose to cancel the outstanding loans the Company extended to the shareholders of Ctrip Commerce (VIE) pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is

10
 years and may be renewed automatically in
10-year
terms unless the Company disapproves the extension. This agreement is valid and binding on the parties, their heirs, successors and permitted assignees. The Company retains the exclusive right to terminate the agreements at any time by delivering a written notice to the shareholder of Ctrip Commerce (VIE).
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

F-1
5

Summary financial information of the Company’s VIEs in the consolidated financial statements
Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB1.5 billion as of December 31, 2024. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.
Summary of selected financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows (RMB in millions):

	As of December 31,
	2023	2024
Selected Balance Sheets Data of the VIEs
Cash and cash equivalents	2,825	2,740
Restricted cash	533	123
Short-term investments	197	2,390
Accounts receivable, net	1,363	1,114
Prepayments and other current assets	2,076	2,346
Investments (non-current)	2,998	1,903
Total assets	18,085	20,089
Less: Inter-company receivables (Note i)	(6,699)	(8,567)
Total assets excluding inter-company receivables	11,386	11,522
Short-term debt and current portion of long-term debt	3,245	3,535
Accounts payable	2,964	1,715
Advances from customers	1,637	3,895
Other payables and accruals	2,162	2,046
Total liabilities	16,571	19,362
Less: Inter-company payables (Note ii)	(5,934)	(7,325)
Total liabilities excluding inter-company payables	10,637	12,037

Note i :The inter-company receivables as of December 31, 2023 and 2024 mainly represented the receivables of VIEs due from the Company’s wholly-owned subsidiaries for treasury cash management purpose.
Note ii : The inter-company payables as of December 31, 2023 and 2024 mainly represented payables of VIEs due to the Company’s wholly-owned subsidiaries for treasury cash management purpose.

The following table set forth the summary of results of operations of the VIEs and their subsidiaries (RMB in millions):

	For the years ended December 31,
	2022	2023	2024
Net revenues	4,335	10,050	11,780
Cost of revenues	2,292	5,118	5,731
Net loss	(495)	(945)	362
Net revenues from VIEs accounted for around 22%, 23% and 22% of the Company’s net revenues for the year ended December 31, 2022, 2023 and 2024, respectively.
The VIEs’ net income before the deduction of the inter-company service fee charges were RMB1.2 billion, RMB3.3 billion and RMB4.4 billion for the years ended December 31, 2022, 2023 and 2024, respectively.
The amount of service fees paid by all the VIEs to the primary beneficiaries of the VIEs pursuant to the exclusive technical consulting and service agreements between VIEs and primary beneficiaries of the VIEs were RMB
1.7 billion, RMB4.3 billion and RMB4.0 billion for the years ended December 31, 2022, 2023 and 2024, respectively.
The following tables set forth the summary of cash flow activities of the VIEs and their subsidiaries (RMB in millions):

	For the year ended December 31,
	2022	2023	2024
Net cash (used in)/provided by operating activities	(1,677)	1,092	1,434
Net cash provided by/(used in) investing activities	4,317	109	(1,027)
Net cash used in financing activities	(6,957)	(1,182)	(926)

F-1
6

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
Transactions denominated in currencies other than functional currencies are remeasured at the exchange rates prevailing at the dates of the transaction for the Company’s subsidiaries respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are remeasured using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of income and comprehensive income.
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
Translations of amounts from RMB into US$ are unaudited and solely for the convenience of the reader and were calculated at the rate of
US$1.00 = RMB7.2993
on December 31, 2024, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.
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
Derivative Instruments
The derivative instruments primarily consisted of foreign currency forward contracts and interest rate swap contracts. The fair values of the derivative instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. The foreign currency forward contracts are used to economically hedge certain foreign denominated liabilities and reduce, to the extent practicable, the potential exposure to the changes that exchange rates might have on the Company’s earnings, cash flows and financial position. As the derivative instruments of foreign currency forward contracts do not qualify for hedge accounting treatment, changes in the fair value are reflected in Other income/(expense) of the consolidated statements of income and comprehensive income. The interest rate swap contracts are used to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. As derivative instruments of interest rate swap contracts are designated as cash flow hedges and the hedge is highly effective, all changes in the fair value of the derivative hedging instruments are recorded in other comprehensive income/(loss)(“OCI”) as unrealized securities holding gains/(losses).

F-1
7

As of December 31, 2023 and 2024, and for the years ended December 31, 2022, 2023 and 2024, the balance of the derivative instruments and the total amount of fair value changes are not material.
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
As of December 31, 2023, and 2024, out of the total receivables due from the users, the collateralized receivable for the debt securities were RMB1.1 billion and RMB2.6 billion, respectively, and the non-collateralized
receivable (receivables which have not been transferred to the securitization vehicle) were RMB3.1 billion and RMB3.1 billion, respectively.
As of December 31, 2023, and 2024, the balance of allowance for expected credit losses for the receivable due from the users amounted to RMB200 million and RMB303 million, respectively. The Company recognized the interest income from the receivable related to financial services in Revenue – Others. The interest expenses in relation to the nonrecourse securitization debt were recognized in the cost of revenue. For the years ended December 31, 2022, 2023 and 2024, the interest incomes and the interest expenses were not material.
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
Property, equipment and software
Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	20-40 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	3-5 years
Computer equipment	3- 5 years
Furniture and fixtures	3-5 years
Software	3-10 years
The Company recognizes the disposal of Property, equipment and software in general and administrative expenses.
Investments
The Company’s investments include equity method investments, equity securities without readily determinable fair values, equity securities with readily determinable fair values, held to maturity debt securities, and available-for-sale
debt securities.

F-1
8

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
available-for-sale
securities.
Available-for-sale
debt securities are reported at estimated fair value (Note 7) with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale
security exceeds its fair value and if the Company has the intention to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of income and comprehensive income. If the Company does not have the intention to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis and the Company determines that the decline in fair value below the amortized cost basis of an available-for-sale
security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses in the consolidated statements of income and comprehensive income. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds the Company’s best estimate of the present value of cash flows expected to be collected.
The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.
Fair value measurement of financial instruments
Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, derivative instruments, accounts receivable, due from related parties, available-for-sale
debt investments, equity securities, accounts payable, due to related parties, advances from end users, short-term bank borrowings, exchangeable senior notes, other short-term liabilities and long-term debts. As of December 31, 2023, and 2024, except for financial products, derivative instruments, exchangeable senior notes, long-term debts, listed equity securities and available-for-sale
debt investments, carrying values of the financial instruments approximated their fair values because of their generally short maturities. The Company reports financial products, derivative instruments, exchangeable senior notes, listed equity securities and available-for-sale
debt investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. The Company disclosed the fair value of its long-term debts based on Level 2 inputs in Note 17.
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

9

Level 3 includes unobservable inputs that reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including the own data.
Business combination
U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the acquisition method. The Company applies ASC 805, “Business combinations”, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in the consolidated statements of income and comprehensive income.
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
Acquisitions
An OTA company focusing on accommodation reservation
In July 2024, the Company consummated a step acquisition by purchasing additional shareholdings of an online platform focusing on accommodation reservation (the “acquiree”). The
Company
obtained the control of the acquiree following the step acquisition by obtaining the right to appoint majority of the board of directors. The total purchase consideration of
RMB
1,967
 million which include cash consideration of RMB
97

million and the fair value of previously held investments of
RMB
1,870

million. The Company recognized a net gain of
RMB
4

million in connection with the step acquisition and recorded the net gain in “Other income/(expense)” in the consolidated statement of income and comprehensive income.
The financial results of the acquiree have been included in the Company’s consolidated financial statements since the date the Company obtained control and were not significant to the Company for the year ended December 31, 2024. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB in millions
Net assets (including the cash acquired of RMB1,314 million)	1,083
Identifiable intangible assets — Trademark	182
Identifiable intangible assets — Software	189
Deferred tax liabilities	(42)
Non-controlling interests	(155)
Mezzanine classified non-controlling interests	(823)
Goodwill	1,533

Total purchase consideration	1,967

The goodwill recognized for the acquisition was primarily made up of the expected synergies from combining operations of the acquiree and the Company, which do not qualify for separate recognition. The identifiable intangible assets primarily consist of trademark and software. The trademark is assessed to be indefinite-lived intangible assets. The fair values of the software are amortized over
 2-10 years on a straight-line basis.
Other than the acquisition disclosed above, none of other acquisition occurred during the periods presented was material to our business or financial results. Other immaterial acquisitions in 2022, 2023 and 2024 with total consideration of RMB8.0million, RMB3.5million and nil were immaterial that resulted in no recorded goodwill and recorded intangible assets of RMB10.0million, RMB2.6 million and nil respectively.

F-
20

Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated income statements for the years ended December 31, 2022, 2023 and 2024, either individually or in aggregate.
Goodwill and other intangible assets
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs.
Goodwill is not amortized but is reviewed at least annually for impairment or earlier. The Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration macroeconomics, overall financial performance, industry and market conditions and the share price of the Company. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment.
An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.
The Company performs the annual goodwill impairment assessment as of December 31, or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of December 31, 2023 and 2024, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance as well as the share price, and concluded by weighing all these factors in their entirety that it was not more likely than not the fair value of the Company’s reporting unit was lower than its carrying value. For the years ended December 31, 2022, 2023 and 2024, there was no impairment of goodwill.
Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete
agreements, customer list, supplier relationship, technology, business relationship and payment business license as of December 31, 2023 and 2024. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is two
to fifteen years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. The Company evaluates indefinite-lived intangible assets for impairment on an annual basis as of December 31, or an interim basis if events or other circumstances suggest that related fair value is below carrying value. An assessment is made on each December 31 as well to determine whether events and circumstances continue to support an indefinite useful life.
No impairment on other intangible assets was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.
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
Accrued liability for rewards program
The Company provides a discretionary rewards program to its end users, which mainly represents loyalty points. The loyalty points awarded can be redeemed for discounted future bookings or used to purchase gifts through the Company’s mobile applications, other mobile access channels, and websites (“Online Channels”).
The estimated value of the loyalty points expected to be redeemed is generally recognized as a reduction of revenue at the time they are granted. Upon redemption or expiry of the rewards, the accrued liability is reduced correspondingly. As of December 31, 2023 and 2024, the accrued liability for the rewards program was RMB1,044 million and RMB2,452 million, respectively.

F-2
1

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
inventories.
Revenue from accommodation reservation services, transportation ticketing services, packaged tours, and corporate travel are substantially recognized at a point of time when the performance obligations that are satisfied. Revenue from other businesses comprise primarily of online advertising services and financial services.
Accommodation reservation services
The Company receives commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable
(when the cancelation period provided by the reservation expires) which is the point at which the Company has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations. The amounts of accommodation reservation service revenues recognized on a gross basis were immaterial during the years ended December 31, 2022, 2023 and 2024, respectively.
Transportation ticketing services
Transportation ticketing service revenues mainly represent revenues from ticket reservations and other related services. The Company receives commissions from travel suppliers for ticketing reservations and other related services through the Company’s transaction and service platform under various services agreements. Commissions from ticketing reservations rendered are recognized when tickets are issued as this is when the Company’s performance obligation is satisfied. The Company is not entitled to a commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. Revenues from other related services are recognized at the time when the services are rendered. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled ticketing reservations and other related services. Over
90% of the Company’s transportation ticketing services revenues were recognized on a net basis during the years ended December 31, 2022, 2023 and 2024, respectively.
Packaged tours
The Company receives referral fees from travel product providers for packaged-tour products and services through the Company’s transaction and service platform. Referral fees are recognized on the departure date of the tours as this is when the Company’s performance obligation is satisfied. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income when the Company does not control the service provided by the travel supplier to the traveler and has no obligations for canceled packaged-tour products reservations. Over 90% of the Company’s packaged-tour products and services revenues were recognized on a net basis during the years ended December 31, 2022, 2023 and 2024, respectively.

F-2
2

Corporate travel
Corporate travel management revenues primarily include commissions from transportation ticketing booking, hotel reservation and packaged-tour
services rendered to corporate clients. The Company contracts with corporate clients based on service fee model. Travel reservations are made via on-line
and
off-line
services for air tickets, hotel and package-tour. Revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.
Other businesses
Other businesses comprise primarily of online advertising services and financial services.
The Company receives advertising revenues, which principally represent the sale of banners or sponsorship to customers through the Company’s Online Channels. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements. The financial service revenues mainly represent the service fees from third party financial institutions for the Company’s platform services that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period. For the years ended December 31, 2022, 2023 and 2024, there was no service in other businesses that had the revenue exceeding 10% of the total revenue of the Company.
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
Judgments and assumptions are required to estimate the allowance for expected credit losses on receivables from and prepayments to customers and such assumptions may change in future periods. As of December 31, 2023 and 2024, no significant impairment indicators were identified, however, it is possible that the Company may have to record additional significant provisions for expected credit losses in the future.
The following table summarized the details of the Company’s allowance for expected credit losses (RMB in millions):

	2022	2023	2024
Allowance at beginning of year	815	770	496
Business combination	—	—	14
Provisions for credit losses	296	79	330
Write-offs	(341)	(353)	(218)

Allowance at end of year	770	496	622

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
3

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
Sales and marketing
Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB2.1 billion, RMB5.3 billion and RMB7.0 billion for the years ended December 31, 2022, 2023 and 2024 respectively, are charged to the statements of income and comprehensive income as incurred.
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
According to ASC 718, the Company classifies certain options or similar instruments as liabilities if the Company can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets and such cash settlement is probable. The percentage of the fair value that is accrued as compensation cost at the end of each period shall equal the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occur during the requisite service period shall be recognized as compensation cost over that period. Changes in fair value that occur after the end of the requisite service period are compensation cost of the period in which the changes occur. Any difference between the amount for which a liability award is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement.
Share incentive plans
In October 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”). As of December 31, 2023, and 2024, 13,150,932 and 11,381,131 options were outstanding and there were no
 R
SUs outstanding under the 2007 Incentive Plan.
In June 2017, the Company adopted a Global Share Incentive Plan (“Global Incentive Plan”). The Company granted 17,311,708, 12,332,490 and 11,406,176 new share options and 255,000, nil and nil new RSUs to employees with
4-year
requisite service period for years ended December 31, 2022, 2023 and 2024, respectively.
As of December 31, 2023, and 2024, 71,442,044 and 68,745,927 options and 553,688 and 301,502 RSUs were outstanding under the Global Incentive Plan.

F-2
4

The following table summarized the Company’s share option activities under all the option plans (in US$, except for shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2021	66,081,119	23.02	5.42	398

Granted	17,311,708	14.15
Exercised	(4,493,648)	5.70
Forfeited	(1,424,477)	10.80

Outstanding at December 31, 2022	77,474,702	22.26	5.01	995

Granted	12,332,490	18.82
Exercised	(4,590,690)	12.18
Forfeited	(623,526)	12.57

Outstanding at December 31, 2023	84,592,976	22.38	4.70	1,195

Granted	11,406,176	15.31
Exercised	(14,954,835)	16.08
Forfeited	(917,259)	16.60

Outstanding at December 31, 2024	80,127,058	22.62	4.23	3,689

Vested and expect to vest at December 31, 2024	77,403,958	22.78	4.17	3,551

Exercisable at December 31, 2024	46,088,307	26.14	3.06	1,960

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
The total intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024 were US$
90
 million, US$
114
 million and US$
518
 million, respectively.
The weighted average fair value of options granted during the years ended December 31, 2022, 2023 and 2024 was US$
10.14
, US$
25.61
and US$
32.05
per share, respectively.
As of December 31, 2024, there was US$446 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.3 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB179 million, RMB399 million and RMB1,726 million for the years ended December 31, 2022, 2023 and 2024, respectively.
The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2022	2023	2024
Risk-free interest rate	1.55%-4.45%	3.60%-4.72%	3.86%-4.30%
Expected life (years)	4 – 5	4 – 5	4 – 5
Expected dividend yield	0%	0%	0%
Volatility	41%-49%	48%-49%	46%-48%
Fair value of options at grant date per share	from US$7.44 to US$24.58	from US$16.08 to US$36.51	from US$16.37 to US$58.01

F-2
5

The following table summarizes the Company’s RSUs activities under all incentive plans (in US$, except for shares):

	Number of Shares	Weighted average grant date fair value (US$)
Restricted shares

Unvested at December 31, 2021	869,620	32.65

Granted	255,000	24.67
Vested	(243,625)	36.15
Forfeited	(129,489)	33.92

Unvested at December 31, 2022	751,506	28.59

Vested	(197,250)	30.51
Forfeited	(568)	29.03

Unvested at December 31, 2023	553,688	27.90

Vested	(192,072)	29.44
Forfeited	(60,114)	32.10

Unvested at December 31, 2024	301,502	26.08

As of December 31, 2024, there was US$2 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 0.8 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.
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
For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of income and comprehensive income and cash flows. The Company has operating lease agreements with insignificant non-lease
components and have elected the practical expedient to combine and account for lease and non-lease
components as a single lease component.
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

F-2
6

Other income/(expense)
Other income/(expense) consists of financial subsidies and investment income/(loss). Financial subsidies primarily relate to the non-recurring
grants by central and local governments of China. The Company recognizes the income when the grants are received and no further conditions need to be met. Components of other income/(expense) were as follows (RMB in millions):

	2022	2023	2024
Fair value changes of equity securities investments and Exchangeable Senior Notes	1,338	(1,507)	1,082
Gain from the fair value remeasurement upon the discontinuance of the equity method investment(a)	1,135	—	—
Government grants	618	608	787
Dividend from long-term investments	53	177	170
Gain from acquirement of business or disposal of long-term investments	23	11	12
Foreign exchange (losses) /gains	(69)	29	(12)
Impairments of long-term investments (b)	(949)	(115)	(122)
Others	(134)	130	303

Total	2,015	(667)	2,220

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

(b)
In 2022
, 2023
and
2024
, the Company recorded a RMB906 million
,
RMB115

million and RMB92
million impairment loss for certain redeemable preferred shares investments which are accounted for as available-for-sale
debt securities
(Note 7).

Statutory reserves
The Company’s PRC subsidiaries and VIEs are required to allocate at least 10% of their after-tax
profit determined based on the PRC accounting standards and regulations to the general reserve. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of subsidiaries and VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong and other countries or regions.
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
under Regulation
S-X,
because such restrictions in substance do not prohibit the Company’s subsidiaries or VIEs from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities should be complied with. As of December 31, 2024, the restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB8.8 billion.
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

F-2
7

No dividends have been paid or declared by the Company during the years ended December 31, 2022, 2023 and 2024.
Earnings per share
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
Treasury stock
In 2023 and 2024, the Company purchased 6.8 million and 6.0 million ADSs in aggregate with a total gross consideration of US$224 million and US$300 million pursuant to its existing plan adopted in 2014, respectively. The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.
Treasury stock is accounted for under the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury stock” on the consolidated balance sheets.
Segment reporting
The Company operates and manages its business as a single segment. Resources are allocated and performance is assessed by the CEO, who is determined to be the Chief Operating Decision Maker (“CODM”). The CODM assesses performance for the single segment and decides how to allocate resources based on net income that also is reported on the consolidated statements of income and comprehensive income as consolidated net income. Significant segment expenses reviewed by the CODM on a regular basis within net income included cost of revenue, product development expenses, sales and marketing expenses, general and administrative expenses and income tax expenses, of which each are separately presented on the consolidated statements of income and comprehensive income. Other segment item within net income included sales tax and surcharges, interest income, interest expense, other income/(expense) and equity in (loss) /income of affiliates on the consolidated statements of income and comprehensive income. Since the Company operates in
one
reportable segment, all financial and product information required can be found in the consolidated financial statements.
For geographic information, please refer to Note 20.
Recent Accounting Pronouncements
In June 2022, the FASB issued ASU
2022-03
Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company adopted this update in the first quarter of 2024 and did not have a material impact to the Company’s Consolidated Financial Statements.

F-2
8

In November 2023, the FASB issued ASU
No. 2023-07,
Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in the Company including the additional required disclosures when adopted. The Company adopted the new guidance on its consolidated financial statement and did not have a material impact to the Company’s Consolidated Financial Statements.
In December 2023, the FASB issued ASU
No. 2023-08,
Accounting for and Disclosure of Crypto Assets (Subtopic
350-60).
This ASU requires certain crypto assets to be measured at fair value separately in the balance sheet and income statement each reporting period. This ASU also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto holding. The ASU is effective for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. Adoption of the ASU requires a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period in which an entity adopts the amendments. Early adoption is also permitted, including adoption in an interim period. However, if the ASU is early adopted in an interim period, an entity must adopt the ASU as of the beginning of the fiscal year that includes the interim period. This ASU will result in gains and losses recorded in the consolidated financial statements of income and comprehensive income and additional disclosures when adopted. The Company will adopt this update in the first quarter of 2025 and does not expect the adoption to have a material impact to the Company’s Consolidated Financial Statements.
In December 2023, the FASB issued ASU
No. 2023-09,
Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement and expect to adopt them for the year ending December 31, 2025.
In November 2024, the FASB issued new guidance expanding disclosure requirements related to certain income statement expenses. The guidance requires tabular footnote disclosure of certain operating expenses disaggregated into categories, such as employee compensation, depreciation, and intangible asset amortization, included within each interim and annual income statement’s expense caption, as applicable. The effective date is for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement.
Certain risks and concentration
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2023 and 2024, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the Mainland China and in Hong Kong, which management considers to be of high credit quality based on their credit ratings. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.
No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2022, 2023 and 2024. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2023 and 2024.

9

3.	PREPAYMENTS AND OTHER CURRENT ASSETS
Components of prepayments and other current assets as of December 31, 2023 and 2024 were as follows (RMB in millions):

	2023	2024
Prepayments and other deposits	6,919	9,531
Receivable related to financial services (Note 2)	4,193	5,662
Interest receivables	514	918
Prepaid expenses	168	170
Others	955	1,009

Total	12,749	17,290

4.	LONG-TERM PREPAYMENTS AND OTHER ASSETS
The Company is required to pay certain amounts of deposits to airline companies and hotel suppliers. The Company is also required to pay deposits to local travel bureaus as a pledge for insurance of traveler’s safety.
Components of long-term prepayments and other assets as of December 31, 2023 and 2024 were as follows (RMB in millions):

	2023	2024
Deposits paid to airline suppliers	215	209
Deposits paid to hotel suppliers	117	5
Deposit paid to lessor	50	50
Deposits paid to advertising suppliers	42	7
Other deposit	46	55
Prepayment for acquisition of property and equipment	76	93
Long-term derivative assets	39	—
Others	78	35

Total	663	454

5.	LAND USE RIGHTS
Land use rights are amortized under straight-line method through the respective period of land rights, which are from
40-50
years. Amortization expense for the years ended December 31, 2022, 2023 and 2024 was approximately RMB3 million, RMB3 million and RMB3 million, respectively. As of December 31, 2023, and 2024, the net book value was RMB80 million and RMB77 million respectively.

6.	PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2023 and 2024 were as follows (RMB in millions):

	2023	2024

Buildings	5,409	5,409
Website-related equipment	2,075	2,156
Computer equipment	796	837
Software	755	793
Furniture and fixtures	301	382
Leasehold improvements	253	258
Less: accumulated depreciation and amortization	(4,447)	(4,782)

Total net book value	5,142	5,053

Depreciation expense for the years ended December 31, 2022, 2023 and 2024 was RMB632 million, RMB627 million and RMB655 million, respectively.

7.	INVESTMENTS
The Company’s long-term investments are consisted of the follows (RMB in millions):

	2023	2024

Debt investments	17,625	11,394
Equity investments	31,717	35,800

	49,342	47,194

F-
30

Debt investments
Held to maturity debt securities
Held to maturity investments were time deposits and financial products in commercial banks with maturities of more than one year with the carrying amount of RMB15.5 billion and RMB10.5 billion as of December 31, 2023 and 2024 respectively. As of December 31, 2023 and 2024, the weighted average maturities periods are 1.6 years and 2.8 years, respectively.
Available-for-sale
debt investments
The following table summarizes the Company’s
available-for-sale
debt investments (RMB in millions):

	2023	2024

Cost	4,030	1,597
Gross Unrealized Gains, including foreign exchange adjustment	143	163
Gross Unrealized Losses, including foreign exchange adjustment	(2,078)	(819)

Fair Value	2,095	941

For the years ended December 31, 2022, 2023 and 2024, the unrealized securities holding gains/(loss), net of tax expense/(benefit) of RMB
32 million, RMB(162) million and RMB(2) million, respectively, was reported in other comprehensive income.
The Company’s
available-for-sale
debt investments mainly include the redeemable preferred shares investments. At December 31, 2024, the Company did not have the intent or a requirement to sell its available-for-sale
debt investments. The Company assesses the unrealized losses of the investments and determines whether the decline in fair value is related to credit or non-credit
factors. For the years ended December 31, 2022, 2023 and 2024, the Company recognized credit related impairments for the available-for-sale
debt investment of RMB906 million, RMB115 million and RMB92 million.
As of December 31, 2023 and 2024, the fair value of certain
available-for-sale
debt investments were below their amortized costs. For the year ended December 31, 2023 and 2024, considering the prolonged business performance of these available-for-sale
debt investments, the quality of the investments’ credit and other adverse conditions specifically related to the investments, the Company, with the assistance from an independent appraiser, performed a quantitative assessment and recognized the credit impairment related to these available-for-sale
debt investments with aggregated amounts of RMB115 million and RMB92 million (Note 2). Upon recognition of the credit impairment, RMB108 million and RMB69 million (net of tax of RMB7 million and RMB23 million) that was previously recorded in accumulated other comprehensive income was reclassified into other income/(expense). For the years ended December 31, 2023 and 2024, the Company also evaluated the fair value change associated with the non-credit
losses of the redeemable preferred shares investment in these available-for-sale
debt investments was amounted to RMB325 million and RMB27
 million, respectively, which was reported in other comprehensive income. The Company reviewed other available information and at December 31, 2024, concludes the amortized cost basis of the investment is able to be recovered.
Equity investments
Equity securities with readily determinable fair values
The following table summarizes the Company’s equity securities with readily determinable fair values (RMB in millions):

	2023	2024

Cost	5,486	5,583
Gross Unrealized Gains, including foreign exchange adjustment	5,706	7,240
Gross Unrealized Losses, including foreign exchange adjustment	(1,202)	(1,401)

Fair Value	9,990	11,422

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. The change of fair value is reported in other income/(expense).

F-3
1

Equity securities without readily determinable fair values
Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance
common stock, are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying value of equity securities without readily determinable fair values was RMB375 million and RMB369 million as of December 31, 2023 and 2024 respectively. For the years ended December 31, 2022, 2023 and 2024, there was no observable price changes for these investments. None of the investments individually is considered as material to the Company’s financial position.
For the years ended December 31, 2022, 2023 and 2024, the Company disposed of certain equity securities without readily determinable fair values for total consideration of nil, RMB13 million and RMB7 million, respectively, which resulted in a gain of nil, RMB8 million and RMB3 million as reported in other income/(expense), respectively.
For the years ended December 31, 2022, 2023 and 2024, the Company made investments in equity investments without readily determinable fair values in the amounts of RMB10 million, RMB8 million and RMB15 million, respectively.
Equity method investments
In December 2016, in connection with a share exchange transaction with BTG Hotels Company (“BTG”) and Homeinns Hotel Company (“Homeinns”), the Company exchanged its previously held equity interest in Homeinns for a
22
% equity interest of BTG. The Company has historically applied the equity method to account for the investment in BTG on a one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. In 2022 and 2023, the Company consummated the transactions to sell approximately
4
 million and
1

million BTG’s shares in open market for a total consideration of RMB
101
 million and RMB
19
 million, respectively. The Company recorded a gain of RMB
20
 million
 and
RMB
3
 million
in 2022 and 202
3
, respectively, reported in “Other income/ (expense)” (Note 2). After the above transactions, the Company held approximately
12
%
equity interest in BTG and is still able to exercise significant influence over BTG (primarily due to the Company’s ability to appoint one member to BTG’s Board of Directors), and continuously recorded this investment as an equity method investment. In 2024, the market value of BTG had remained below the carrying value of the investment for a prolonged period of time, management considered that there is an other-than-temporary impairment and wrote down its investment on BTG by an amount of
 RMB605
million, with an impairment loss of RMB
514
million (net of tax effect of RMB
91
million) recorded in equity in income/(loss) of affiliates. As of December 31, 2023 and 2024, the carrying value of its investment in BTG were RMB
2.5 billion and RMB2.0 billion respectively.
After a series of transactions from 2015 to 2018, the Company owned 27% equity interest in Tongcheng Travel. The Company applies the equity method to account for the investment in Tongcheng Travel on one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. As of December 31, 2023 and 2024, the carrying value of its equity investment was RMB6.4 billion and RMB6.8 billion respectively, the change of which primarily relates to the equity income recognized.
After a series of transactions in 2019, the Company held approximately
49%
equity interest in MakeMyTrip. The Company applies the equity method to account for the investment in MakeMyTrip on one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. As of December 31, 2023, and 2024, the carrying value of its investment was
 RMB6.2 billion and RMB7.1 billion.
As of December 31, 2024, equity method investments that are publicly traded with an aggregate carrying amount of RMB16.0 billion have increased in value and the total market value of these investments amounted to RMB53.1 billion.
The Company made some investments in several third party investment funds and accounted for the investments under the equity method. As of December 31, 2023, and 2024, the carrying value of these investments were RMB3.6 billion and RMB5.3 billion respectively.
As of December 31, 2023, and 2024, the carrying value of the remaining equity method investments were RMB2.6 billion and RMB2.7 billion, respectively.
The Company summarizes the condensed financial information of the Company’s equity method investments as a group below in compliance with Rule
4-08
of Regulation
S-X
(RMB in millions).

	2022	2023	2024

	equity investments	equity investments	equity investments
Operating data:
Revenue	23,159	30,885	41,540
Gross profit	10,911	17,698	22,297
Income/(loss) from operations	(1,377)	2,557	4,149
Net income/(loss)	(3,129)	888	5,575
Net (loss)/income attributable to equity method investments	(788)	983	3,329
Equity dilution impact	202	89	51
Impairment, net of tax	—	—	(552)
Equity in (loss)/income of affiliates	(586)	1,072	2,828

F-3
2

	2022	2023	2024

	equity investments	equity investments	equity investments
Balance sheet data:
Current assets	48,132	67,149	82,554
Long-term assets	54,308	55,097	58,598
Current liabilities	35,589	54,235	63,397
Long-term liabilities	21,862	19,721	23,413
Non-controlling interests	217	238	1,117
For the years ended December 31, 2022, 2023 and 2024, the total cash paid for equity method investments was RMB502 million, RMB543 million and RMB53 million, respectively.
Impairments
The Company performs an impairment assessment of its investments by considering factors including, but not limited to, current economic and market conditions, as well as the operating performance of the investees. For the years ended December 31, 2022, 2023 and 2024, impairment charges in connection with the available-for-sale
debt investment of RMB
906 million, RMB115 million and RMB92 million were recorded. Impairment charges in connection with the equity securities without readily determinable fair value of RMB40 million, nil and RMB30 million were recorded. Impairment charges in connection with the equity method investments, net of tax, of
RMB3 million, nil and RMB552
 million were recorded.

8.	FAIR VALUE MEASUREMENT
In accordance with ASC
820-10,
the Company measures financial products, derivative instruments, available-for-sale
debt investments and equity securities with readily determinable fair value at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC), Shanghai Stock Exchange (SSE) or Hong Kong Stock Exchange (HKEX). Financial products and derivative instruments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale
debt investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.
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
Assets and liabilities measured at fair value on a recurring basis are summarized below (in millions):

	Fair Value Measurement at December 31, 2023 Using			Fair Value at December 31, 2023
	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets
Financial products (Note 2, 7)	—	9,658	—	9,658
Derivative instruments (Note 2)	—	101	60	161
Listed equity securities (Note 7)	9,990	—	—	9,990
Available-for-sale debt investments (Note 7)	—	—	2,095	2,095

Total Assets	9,990	9,759	2,155	21,904

Liabilities
Exchangeable senior notes (Note 12)	—	3,696	—	3,696
Derivative instruments (Note 2)	—	61	—	61

Total Liabilities	—	3,757	—	3,757

F-3
3

	Fair Value Measurement at December 31, 2024 Using
	Level 1	Level 2	Level 3	Fair Value at December 31, 2024
	RMB	RMB	RMB	RMB	US$
Assets
Financial products (Note 2, 7)	—	20,174	—	20,174	2,764
Derivative instruments (Note 2)	—	171	33	204	28
Listed equity securities (Note 7)	11,422	—	—	11,422	1,565
Available-for-sale debt investments (Note 7)	—	—	941	941	129

Total Assets	11,422	20,345	974	32,741	4,486

Liabilities
Exchangeable senior notes (Note 12)	—	3,906	—	3,906	535
Derivative instruments (Note 2)	—	5	—	5	1

Total Liabilities	—	3,911	—	3,911	536

The roll forward of major Level 3 Investments are as follows (RMB in millions):

Total
Fair value of Level 3 Investments as at December 31, 2022	2,601
Transfer into Level 3	183
New addition	55
Effect of exchange rate change	57
Expected credit losses	(115)
The change in fair value of the investments	(686)

Fair value of Level 3 Investments as at December 31, 2023	2,095

Transfer out of Level 3	(1,216)
New addition	228
Disposal	(83)
Effect of exchange rate change	32
Expected credit losses	(92)
The change in fair value of the investments	(23)

Fair value of Level 3 Investments as at December 31, 2024	941

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
The significant unobservable inputs adopted in the valuation as of
December 31, 2023 and 2024 are as follows:

Unobservable Input	2023	2024
Revenue growth rate	-61%-31%	8%-20%
Weighted average cost of capital	13%-21%	13%-14%
Lack of marketability discount	10%-21%	10%-23%
Expected volatility	33%-67%	25%-60%
Probability	Liquidation scenario: 5%-95% Redemption scenario: 0%-30% Conversion scenario: 5%~95%	Liquidation scenario: 5%-95% Redemption scenario: 0%-30% Conversion scenario: 5%~95%

9.	GOODWILL
Goodwill, which is not tax deductible, represents the synergy effects of the business combinations. The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2024 were as follows (RMB in millions):

	2023	2024
Balance at beginning of year	59,337	59,372
Acquisition of an OTA company focusing on accommodation reservation (Note 2)	—	1,533
Others	35	6

Balance at end of year	59,372	60,911

F-3
4

Goodwill resulting from the business combinations has been allocated to the single reporting unit of the Company. For the years ended December 31, 2022, 2023 and 2024, the Company performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Company’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying amount, and therefore the Company’s goodwill was not impaired. As of December 31, 2024, there had not been any accumulated goodwill impairment provided.

10.	INTANGIBLE ASSETS
Intangible assets were as follows (RMB in millions):

	2023	2024
Intangible assets to be amortized
Business Relationship (Representing the relationship with the travel service providers and other business partners)	1,878	1,878
Technology	610	799
Others	796	802
Intangible assets not subject to amortization
Trade mark	11,773	11,972
Others	159	158

	15,216	15,609

Less: accumulated amortization
Intangible assets to be amortized
Business Relationship	(1,617)	(1,750)
Technology	(610)	(621)
Others	(425)	(475)

	(2,652)	(2,846)

Net book value
Intangible assets to be amortized
Business Relationship	261	128
Technology	—	178
Others	371	327
Intangible assets not subject to amortization
Trade mark	11,773	11,972
Others	159	158

	12,564	12,763

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
Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Company amortizes its finite-lived intangible assets over their estimated economic useful lives using the straight-line method:

Business Relationship	5-10 years
Technology	2-10 years
Others	2-15 years
Amortization expense for the years ended December 31, 2022, 2023 and 2024 was approximately RMB240 million, RMB187 million and RMB193 million respectively.
The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows (RMB in millions):

Amortization
2025	184
2026	78
2027	74
2028	52
2029	43

431

F-3
5

11.	LEASES
The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining lease terms of one
to twelve years.
Operating lease costs were RMB416 million, RMB235 million and RMB256 million for the years ended December 31, 2022, 2023 and 2024, respectively.
Supplemental cash flow information related to leases were as follows (RMB in millions):

	2023	2024
Cash paid for the rentals included in the lease liabilities	309	272
Right-of-use assets obtained in exchange for operating lease liabilities	149	288
As of December 31, 2023 and 2024, supplemental consolidated balance sheet information related to leases were as follows (RMB in millions):

	2023	2024
Right-of-use assets	641	755
Current lease liabilities included within Other payables and accruals (Note 16)	140	194
Long-term lease liabilities	477	561

Total lease liabilities	617	755

Weighted average remaining lease term	6 years	5 years
Weighted average discount rate	4.6%	4.7%
Maturities of lease liabilities are as follows (RMB in millions):

As of December 31, 2024
2025	243
2026	194
2027	85
2028	76
2029	62
Thereafter	200

Total operating lease payments	860
Less: imputed interest	(105)

Total	755

As of December 31, 2023, and 2024, the operating lease arrangements of the Company, primarily for offices premises, that have not yet commenced is immaterial. For the years ended December 31, 2022, 2023 and 2024, the variable lease costs, short-term lease costs and sub-lease
income are immaterial.

12.	SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

	2023	2024
	RMB (in millions)
Short-term bank borrowings and current portion of long-term loan (Note 17)	21,197	13,832
Exchangeable Senior Notes	3,696	3,906
Securitization debt	964	1,666
2025 Notes (Note 17)	—	29

Total	25,857	19,433

Loans from Commercial Banks
As of December 31, 2024, the Company has recorded short-term bank borrowings of RMB13.8 billion (US$1.9 billion) in the aggregate, and none was collateralized. The weighted average interest rate for the outstanding borrowings was approximately
2.22%.

F-3
6

The short-term borrowings contain covenants including, among others, those related to certain financial metrics, liens, consolidation, merger and sale of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2023 and 2024.
Exchangeable Senior Notes
On July 13, 2020, the Company issued exchangeable senior notes due 2027 (the “Exchangeable Senior Notes”) at an aggregate principal amount of US$500 million. The Exchangeable Senior Notes are due on July 1, 2027 and bears interest of 1.5% per annum, which will be paid semi-annually beginning on January 1, 2021. The Exchangeable Senior Notes may be converted, at an initial conversion rate of 24.7795 ADSs of H World Group Limited (formerly known as Huazhu Group Limited), or H World, per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$40.36 per H World ADS) at each holder’s option. Since the exchange option is not indexed to the Company’s own stock, the scope exception prescribed in ASC
815-10-15-74
is not met and exchange option is subject to the derivative accounting. Therefore, the Company elects to account for and measures the Exchangeable Senior Notes in its entirety at fair value. As of December 31, 2023, and 2024, the fair value of the Exchangeable Senior Notes amounted to RMB3.7 billion (US$521 million) and RMB3.9 billion (US$535 million), respectively. For the year ended December 31, 2023 and 2024, the change in fair value gain/(loss) were RMB
623 million (US$88 million) and RMB(105) million (US$(14) million), respectively, which was recorded in “Other income/(expense)”.
Since December 31, 2022, RMB4.2 billion of Exchangeable Senior Notes are reclassified as short-term debt because the holders had a non-contingent
option to require the Company to repurchase for cash all or any portion of their Exchangeable Senior Notes on July 1, 2023. In addition, starting from July 1, 2023 to the Exchangeable Senior Notes’ maturity date, the holders have the right to exchange all or any portion of the notes for the ADSs of H World Group Limited that are held by the Company. Therefore, the Exchangeable Senior Notes remained as short-term
classification as of December 31, 2024.
Securitization debt
As of December 31, 2024, securitization debt represents the revolving debt securities which are collateralized by the receivables related to financial services. The revolving debt securities have the term of less than 12 months with the annual interest rate from 2.04% to 6.50%.

13.	RELATED PARTY TRANSACTIONS AND BALANCES
Significant related party transactions were as follows (RMB in millions):

	2023	2024
Commissions/service fee from Tongcheng Travel (a)	253	274
Commissions from H World (a)	248	283
Commissions from BTG (a)	129	160
Service fee from Shangcheng (b)	200	196
Service fee to Tongcheng Travel (c)	51	51
Loans provided to Lvyue (d)	20	—
Repayment of loan from Lvyue (d)	89	41

(a)
H World (which has a director in common with the Company and a director who is a family member of one of the Company’s officers), BTG (an equity method investee of the Company) and Tongcheng Travel (an equity method investee of the Company), have entered into agreements with the Company, respectively, to provide hotel rooms for its end users. The transactions above represent the commissions earned from these related parties. The Company also provides technology service to Tongcheng Travel and earns a service fee.

(b)
The Company provided Shangcheng, an equity method investee of the Company, the access to the platform of the Company for Shangcheng to provide financial services to the Company’s users. In exchange, the Company receives technology service fees from Shangcheng. In 2023 and 2024, the total technology service fees from Shangcheng amounted to RMB200 million and RMB196 million.

(c)
The Company entered into agreements with Tongcheng Travel, under which Tongcheng Travel uses its platform to promote the hotel rooms provided by the Company’s travel suppliers. The Company paid related service fee to Tongcheng Travel.

(d)
In 2023 and 2024, the Company provided loans of RMB
20
million and nil to Lvyue (an equity method investee of the Company), with repayment terms of
3~12 months. In 2023 and 2024, Lvyue repaid RMB90 million and RMB47 million of the loan and interest to the Company, respectively. For the years ended December 31, 2023 and 2024, the total interest income from Lvyue amounted to RMB7 million and RMB5 million.

F-3
7

Significant balances with related parties were as follows (RMB in millions):

	2023	2024
Due from related parties, curren t :
Trade related
Due from Tongcheng Travel	2,268	2,546
Due from others	404	184
Non-trade related
Due from Lvyue	115	73
Due from Others	55	—
	2,842	2,803

Due from related partie s , non-current:
Non-trade related
Due from others	25	—

	25	—

Due to related parties, curren t :
Trade related
Due to Tongcheng Travel	27	37
Due to others	276	360

	303	397

14.	EMPLOYEE BENEFITS
The Company’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, housing fund, unemployment insurance and pension benefits. The PRC subsidiaries and VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The Company also makes payments for the benefits of employees employed by subsidiaries outside of the PRC. The total expenses recorded for such employee benefits amounted to RMB1.9 billion, RMB2.2 billion and RMB2.9 billion for the years ended December 31, 2022, 2023 and 2024 respectively.

15.	TAXATION
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
Singapore
The Company’s subsidiaries incorporated in Singapore are subject to Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.
Hong Kong
The Company’s subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years 2022, 2023 and 2024, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong was taxed at a rate of 8.25%, while the remaining profits were taxed at the 16.5% tax rate.
Mainland China
The Company’s subsidiaries and VIEs registered in mainland China are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.

F-3
8

The PRC EIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises.
Preferential tax treatments are granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a High and New Technology Enterprise (“HNTE”). The HNTE certificate is effective for a period of three years. Further, preferential EIT rates are available for qualified Software Enterprises whereby entities are entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years
.
Certain subsidiaries and VIEs including Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Qunar Software, Qunar Beijing, Beijing Hujinxinrong Technology Co., Ltd, Ctrip Business Travel Information Service (Shanghai) Co., Ltd. and Shanghai Xielv Information Technology Co., Ltd. are qualified as HNTEs for the years ended December 31, 2022, 2023 and 2024, which entitled a preferential tax rate of
15
%. Certain subsidiaries were entitled a reduced tax rate as qualified Software Enterprise for the years ended 2022 and 2023 and such tax benefit expired at the end of the five-year period on December 31, 2023.
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
Pursuant to the PRC EIT Law, effective January 1, 2008, a 10% withholding income tax is imposed for dividends distributed by foreign invested enterprises (“FIE”) to their immediate holding companies outside mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. Prior to 202
3
, the Company intended to indefinitely reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities.
From 2023, the Company decided to distribute earnings of its FIE subsidiaries in onshore PRC entities to their immediate foreign holding company in Hong Kong. For the years ended December 31, 2023 and 2024, the Company accrued RMB million and RMB

 million withholding tax expenses at

5
% tax rate associated with its earnings expected to be distributed from its FIEs in the Chinese mainland to their immediate foreign holding company, respectively. As of December 31, 2023 and 2024, the Company has accrued withholding tax liabilities associated with all of its earnings expected to be distributed from its FIEs in mainland China to overseas, except for unrecognized deferred tax liabilities of RMB
1.2
 b
illion and RMB
1.0
 billion related to the remaining undistributed earnings that the Company still intends to indefinitely reinvest in the mainland China, respectively.
In December 2021, the Organization for Economic Cooperation and Development (“OECD”) released model rules introducing a
15
% global minimum tax rate for large multinational corporations (“Pillar Two”). Certain tax jurisdictions in which the Company operate have enacted legislations consistent with the Pillar Two model rules effective beginning in 2024. The Company have assessed the Pillar Two tax impact for entities and jurisdictions that would be impacted by the Pillar Two model rules enacted in 2024, and concluded there is no material effect on our tax provision for the year ended December 31, 2024. The Company will continue to evaluate the potential effect of Pillar Two on future reporting periods.
Income/(loss) from domestic and foreign components before income tax expenses and equity in (loss)/income of affiliates (RMB in millions):

	2022	2023	2024
Domestic	3,501	13,368	15,922
Foreign	(866)	(2,688)	1,081

Total	2,635	10,680	17,003

The (loss)/income from foreign components mainly includes the (loss)/gain from the fair value changes of equity securities investments and exchangeable senior notes, impairments for investments, share-based compensation charges, foreign exchange gain/(loss) and interest (expense)/income incurred in its overseas companies.
The income tax expenses from domestic components for the years ended December 31, 2022, 2023 and 2024 was RMB476 million, RMB875 million and RMB1,475 million, respectively. The income tax expenses from foreign components for the years ended December 31, 2022 and 2023 and 2024 was RMB206 million, RMB875 million and RMB1,129 million, respectively.
Composition of income tax expense
The current and deferred portion of income tax expense were as follows (RMB in millions):

	2022	2023	2024
Current income tax expense	387	2,511	3,109
Deferred tax (benefit)/expense	295	(761)	(505)

Income tax expense	682	1,750	2,604

9

Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation between 25% which is the PRC statutory tax rate and the Company’s effective tax rate were as follows:

	2022	2023	2024
Statutory tax rate	25%	25%	25%
Non-deductible expenses and non-taxable income incurred
— Share-based compensation expenses	6%	2%	2%
— Change in fair value of equity securities investments and exchangeable senior notes	(22%)	3%	(2%)
— Others	(2%)	(2%)	(3%)
R&D expense super deduction	(16%)	(6%)	(5%)
Effect of preferential tax treatments inside mainland China	(7%)	(10%)	(6%)
Difference in tax rates of subsidiaries outside mainland China	19%	1%	1%
Changes in valuation allowance	23%	(5%)	(1%)
Withholding tax on the earnings distributed and anticipated to be remitted	—	8%	4%

Effective EIT rate	26%	16%	15%

The change in the Company’s effective tax rates from year over year is primarily attributable to the tax differences from certain subsidiaries with preferential tax rates, changes in deferred tax liabilities relating to withholding tax, the non-deductible
expenses and tax effects from investing activities.
The provisions for income taxes for the years ended December 31, 2022, 2023 and 2024 differ from the amounts computed by applying the EIT primarily due to preferential tax treatments enjoyed by certain subsidiaries and the VIEs of the Company. The following table sets forth the effect of preferential tax treatments on China operations:

	2022	2023	2024

	RMB (in millions, except per share data)
Preferential tax treatments effect	183	826	1,098
Basic net income per ADS effect	0.28	1.27	1.68
Diluted net income per ADS effect	0.28	1.23	1.59
The impacts on effective tax rates from the Company’s subsidiaries with different tax rates of subsidiaries outside mainland China and preferential tax treatments are as follows:

		2022	2023	2024
Ctrip Computer Technology	15%	(2.7%)	(3.1%)	(2.3%)
Ctrip Travel Information	15%	0.2%	(0.1%)	0.1%
Ctrip Travel Network	15%	(2.7%)	(3.2%)	(1.5%)
Chengdu Information	15%	(0.8%)	(0.8%)	(0.5%)
Beijing Hujinxinrong Technology Co., Ltd	15%	(2.2%)	(0.7%)	(0.7%)
The Company and its subsidiaries in Hong Kong, Singapore, UK and Cayman Islands	0%-25%	19.6%	1.4%	1.4%
Qunar and subsidiaries	15%	(0.2%)	(1.6%)	(1.1%)
Others	various	0.8%	(0.9%)	(0.8%)

Total		12.0%	(9.0%)	(5.4%)

Significant components of deferred tax assets and liabilities were as follows (RMB in millions):

	2023	2024
Deferred tax assets
Accrued expenses	1,044	1,454
Losses carry forwards	1,406	1,402
Accrued liability for rewards programs	177	370
Accrued staff related expenses	395	346
Others	476	394
Less: Valuation allowance of deferred tax assets	(922)	(712)

	2,576	3,254
Deferred tax liabilities
Recognition of intangible assets arise from business combinations and unrealized holding gain	(3,350)	(3,363)
Withholding tax on undistributed earnings	(475)	(735)
	(3,825)	(4,098)

Net deferred tax liabilities	(1,249)	(844)

F-
40

Movement of valuation allowances were as follows (RMB in millions):

	2022	2023	2024

Balance at beginning of year	892	1,513	922
Changes in current year	621	(591)	(210)

Balance at end of year	1,513	922	712
As of December 31, 2023, and 2024, valuation allowance of RMB922 million and RMB712 million was mainly provided for net operating tax loss carry forwards related to certain subsidiaries and the VIEs based on the assessment that it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow the Company to realize more of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.
As of December 31, 2024, the accumulated net operating loss of RMB4.0
b
illion of the Company’s subsidiaries incorporated in Singapore, Hong Kong, the Netherlands, UK, can be carried forward indefinitely to offset future taxable income, the remaining accumulated net operating loss of RMB3,526 million mainly arose from the Company’s subsidiaries and consolidated VIEs established in the Chinese mainland and Japan, which can be carried forward to offset future taxable income. The remaining accumulated net operating loss will expire during the period from 2025 to 2029.
As of December 31, 2023 and 2024, the unrecognized tax benefit and accrual is nil.
Tax years subject to examination by major jurisdictions
In general, the PRC and the UK tax authorities have up to five years or four years to review a company’s tax filings, respectively. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2020 through 2024 and the Company’s UK subsidiaries for tax years 2021 through 2024 remain subject to the review by the relevant tax authorities.

16.	OTHER PAYABLES AND ACCRUALS
Components of other payables and accruals were as follows (RMB in millions):

	2023	2024
Accrued operating expenses	5,617	6,269
Deposits received from travel suppliers and packaged tours users	1,119	1,200
Due to employees for stock option proceeds received on their behalf	195	657
Interest payable	143	117
Current lease liabilities (Note 11)	140	194
Others	768	1,224

Total	7,982	9,661

17.	LONG-TERM DEBTS

	2023	2024
	RMB (in millions)
Long-term loans	19,061	8,730
2025 Notes	34	—
Securitization debt	4	590
2029 Notes	—	10,814

Total	19,099	20,134

As of December 31, 2023, and 2024, the fair value of the Company’s long-term debt, based on Level 2 inputs, was RMB19.1 billion and RMB22.8 billion, respectively.

F-4
1

Description of 2025 Convertible Senior Notes
On June 18, 2015, the Company issued US$
400 million of 1.99% Convertible Senior Notes due 2025 (the “2025 Notes”). The 2025 Notes may be converted, at an initial conversion rate of 9.3555 ADSs per US$1,000 principal amount of the 2025 Notes (which represents an initial conversion price of US$106.89 per ADS), at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2025. Debt issuance costs were US$6.8 million and are being amortized to interest expense to the put date of the 2025 Notes (July 1, 2020).
Each holder of the 2025 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on July 1, 2020 (the “Early Redemption Right”). In addition, if a fundamental change occurs, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on the date notified in writing by the Company in accordance with the indenture for the 2025 Notes. The Company believes that the likelihood of occurrence of the fundamental change is remote. The 2025 Notes are generally not redeemable prior to the maturity date of July 1, 2025, except that the Company may, at its option, redeem all but not part of the 2025 Notes if the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction. As of December 31, 2024, there has been no such change in tax laws occurred.
In 2020, as a result of exercise of the Early Redemption Right by certain debt holders, the Company redeemed US$
395 million (RMB2.8 billion) aggregate principal amount of the 2025 Notes as requested by the holders.
The Company accounted for the respective 2025 Notes as a single instrument as a long-term debt. The debt issuance cost was recorded as reduction to the long-term debts and are amortized as interest expense using the effective interest method. As of December 31, 2024, the remaining RMB
29 million of 2025 Notes are reclassified as short-term debt because the holders had a non-contingent
option to require the Company to repurchase for cash all or any portion of their 2025 Notes on or before July 1, 2025.
Description of 2029
Cash-par
Settled Convertible Senior Notes
In June 2024, the Company completed an offering of US$
1.5
 billion in aggregate principal amount of
cash-par
settled convertible senior notes due 2029 (the “2029 Notes”), including the initial purchasers’ full exercise of option to purchase an additional US$
200
 million in aggregate principal amount of the 2029 Notes. The 2029 Notes bear interest at a rate of
0.75
% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2024. Debt issuance costs were US$22.5 million and are being amortized to interest expense to the put date of the 2029 Notes (June 15, 2027).
Holders may convert their 2029 Notes at their option on or after the 50th scheduled trading day before the maturity date of June 15, 2029 until the close of business on the third scheduled trading day immediately preceding the maturity date. The initial conversion rate of the 2029 Notes is 15.0462 ADSs per US$1,000 principal amount of the 2029 Notes, which is equivalent to an initial conversion price of approximately US$66.46 per ADS. The conversion rate of the Notes is subject to adjustment upon the occurrence of certain events. The 2029 Notes contemplate cash-par
settlement upon conversion. Upon conversion, the Company will pay cash up to the aggregate principal amount of 2029 Notes being converted and have the right to elect to settle the conversion consideration for amounts in excess of the aggregate principal amount using cash, ADSs, or a combination of cash and ADSs.
Each holder of the 2029 Notes has the right to require the Company to repurchase in cash for all or part of such holder’s 2029 Notes on June 15, 2027 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the 2029 Notes to be repurchased plus accrued and unpaid interest. The Company believes that the likelihood of occurrence of the fundamental change is remote. The 2029 Notes are generally not redeemable prior to the maturity date of June 15, 2029, except that the Company may, at its option, redeem all but not part of the 2029 Notes if the Company has or will become obligated to pay holders additional amount in the event of certain changes in the tax laws or if less than 10% of the aggregate principal amount of the 2029 Notes originally issued remains outstanding at such time. As of December 31, 2024, there has been no such event occurred.
The Company accounted for the respective 2029 Notes as a single instrument as a long-term debt. The debt issuance cost was recorded as reduction to the long-term debts and are amortized as interest expense using the effective interest method.
Securitization Debt
As of December 31, 2024, securitization debt represents the revolving debt securities which are collateralized by the receivable related to financial services. The revolving debt securities have the terms ranged from
1
years to
2
years with the annual interest rate from
2.04
% to
3.50
%.
Long-term Loans from Commercial Banks
As of December 31, 2024, the Company’s long-term loans included long-term bank borrowings of RMB
8.7
 billion (US$
1.2
 billion) in aggregate, of which the current portion of RMB
6.0

million was classified as short-term debt (Note 12) and the remaining RMB
8.7
 billion was reported as long-term debt. The Company’s long-term bank loans were substantially credit borrowings and the weighted average interest rate for the outstanding borrowings was approximately
6.75
% as of December 31, 2024. As of December 31, 2024, the Company has loan facilities up to RMB
10.9
 billion, and RMB
2.2
 billion was unused under such facilities. The Company was in compliance with the applicable financial covenants with respect to certain financial metrics as of December 31, 2024.

F-4
2

As of December 31, 2024, the long-term loans will be due according to the following schedule (RMB in millions):

As of December 31, 2024
2025	6
2026	8,705
2027	—
2028	—
2029	14
Thereafter	11

Total	8,736

18.	EARNINGS PER SHARE
Basic earnings per share and diluted earnings per share were calculated as follows (RMB in millions, except for share and per share data):

	2022	2023	2024
Numerator:
Net income attributable to Trip.com Group Limited	1,403	9,918	17,067
Eliminate the dilutive effect of interest expense of convertible notes	—	1	1

Numerator for diluted earnings per share	1,403	9,919	17,068

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding	648,380,590	652,859,211	654,035,399
Dilutive effect of convertible notes	—	89,065	82,750
Dilutive effect of share options and RSUs	8,712,236	18,113,964	34,586,733

Denominator for diluted earnings per ordinary share	657,092,826	671,062,240	688,704,882

Basic earnings per ordinary share	2.17	15.19	26.10

Diluted earnings per ordinary share	2.14	14.78	24.78

Basic earnings per ADS	2.17	15.19	26.10

Diluted earnings per ADS	2.14	14.78	24.78

All the convertible senior notes were included in the computation of diluted EPS in 2023 and 2024. All the convertible senior notes had anti-dilutive impact and were excluded in the computation of diluted EPS in 2022.
For the years ended December 31, 2022, 2023 and 2024, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	2022	2023	2024
Convertible Notes	906,820	—	—
Outstanding weighted average stock options and RSUs	18,155,730	4,583,793	837,301

	19,062,550	4,583,793	837,301

3

19 .	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of December 31, 2024, the Company had outstanding capital commitments totaling RMB95 million, which consisted of capital expenditures of property, equipment and software.
Deposits under guarantee arrangement
In connection with its air ticketing business, the Company is required by an affiliate of Civil Aviation Administration of China (“CAAC”) and International Air Transport Association (“IATA”) to enter into guarantee arrangements and to pay deposits of which the amount is indexed to the air ticket the Company could issue. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2024, the total quota of the air tickets that the Company was entitled to issue was up to RMB1.1 billion. The total amount of the deposit the Company paid was RMB149 million.
Based on the guarantee arrangements, the maximum amount of future payments of Company to issue air tickets under the guarantee arrangements is approximately RMB961 million. Such quota is not considered a financial guarantee since the issuance of air ticketing is at the discretion of the Company in the normal course of business. The Company will be liable to pay only when it issues the air tickets to its users and such payable is included in the accounts payable. Therefore, the Company believes the guarantee arrangements do not constitute any contractual and constructive obligation of the Company and has not recorded any liability beyond the amount of the tickets that have already been issued.
Contingencies
The Company is not currently a party to any pending material litigation or legal proceeding or claims.
The Company is incorporated in the Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the value-added telecommunications business, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new PRC laws and regulations.

2 0 .	GEOGRAPHIC INFORMATION
The following table presents revenue by geographic area, the Greater China and all other countries, based on the geographic location of its Online Channels for the years ended December 31, 2022, 2023 and 2024 (RMB in millions). No revenue result from an individual country other than the Greater China accounted for more than 10% of revenue for the presented years.

	2022	2023	2024
Total Revenue
The Greater China	16,326	38,668	45,656
Others	3,729	5,894	7,721

	20,055	44,562	53,377

21.	SUBSEQUENT EVENTS
On February 25, 2025, the Group approved and declared a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS, to the holders of its ordinary shares and ADSs of record as of the close of business on March 17, 2025, Hong Kong time and New York time, respectively.
Such dividend of US$
200

million was fully paid i
n
April 2025
.

F-4
4