Form 20-F
period 2025-12-31
Trip.com Group Ltd
filed 2026-04-28
CIK 1269238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURS UANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Jane Jie Sun
, Chief Executive Officer
Telephone: +
65
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
649,583,574
ordinary shares, par value US$0.00125 per share, as of December 31, 2025.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒
Yes
 ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒
No
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

FORWARD-LOOKING STATEMENT

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include, among other things:

•	our operations and business prospects;

•	our anticipated growth strategies;

•	our future business development, results of operations, and financial condition;

•	competition for, among other things, capital, technology and skilled personnel;

•	our ability to continue to control costs and maintain profitability;

•	changes to regulatory and operating conditions in the industry and geographical markets in which we operate;

•	our capital return policy; and

•	the expected development in the overall economy and demand for travel services globally.

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

As a result of our leading position in travel markets and our vast user base, our platform has attracted ecosystem partners across multiple sectors, including accommodation reservation, transportation ticketing, packaged tours, and in-destination activities. We provide our ecosystem partners with a variety of technology-enabled solutions and help them establish an online presence, access our massive and global user base, and engage with users in real time. In addition, we have rolled out content sharing features on our platform, which allow users to discover, explore, and share travel-related content featuring destination reviews and travel experiences and tips, thereby further enriching the ecosystem surrounding our platform.

Omni-Channel Touchpoints for Users. We are committed to providing each user with a personalized, convenient, enjoyable, and inspirational travel experience. Our online channels consist of our mobile applications, other mobile access channels, and websites. Our online reservation and fulfillment infrastructure enables our users to explore, search, reserve, and purchase travel products and other value-added services through our online channels. For the year ended December 31, 2025, over 90% of our total transaction orders were executed through our mobile channels.

In addition, we maintain 26 customer service centers globally to strengthen our competitive advantage in online channels. We have offline stores with our business partners to serve our users who prefer an in-person experience. In our offline stores, we provide users with one-stop services, such as travel consultation services and other local support and assistance.

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

Our ecosystem partner base includes hotels and other accommodation providers, airlines and other air ticket partners, train ticket partners, car rental companies, bus operators, ferry carriers, other travel agencies from whom we source travel products and services, and value-added service partners. We also opened up our platform to international partners, search engines, e-commerce platforms, and other channels to expand their business opportunities and increase the offerings available to our users. As of December 31, 2025, our open platform provided approximately 1.7 million global accommodation listings, offered flights from over 680 airlines, and had a network of over 60,000 other ecosystem partners. With our global user base, we are well-positioned to forge partnerships with various participants in the global travel ecosystem and expand our global presence.

Our Products and Services

We offer accommodation reservation, transportation ticketing, packaged tours, and corporate travel management services, as well as other travel-related services to meet the various booking and traveling needs of both leisure and business travelers through our travel platform. We began offering accommodation reservation and transportation ticketing services in October 1999. Since then, we have been driving the transformation of travel experience and the adoption of online- and mobile-based travel booking solutions for leisure and business travelers. We capture evolving user preferences and provide travel content as well as travel products and services to make travel effortlessly enjoyable. In addition, we offer various other products and services, including packaged-tour and in-destination activity products and services, corporate travel management services, and other travel-related services, such as car services, travel-related financing and insurance, and visa services to meet the various booking and traveling needs of both leisure and business travelers. Our users also have access to both user-generated and professionally-generated content through personalized content feeds and our search tools.

Our Continued Global Expansion

We are steadily increasing our influence in target markets around the world. In particular, the Asia-Pacific region is among the fastest-growing regions for travel consumption globally, driven by a rapid shift from offline to online and mobile services. Our omni-channel user service and support approach is a natural fit for this paradigm shift and has enabled us to accomplish strong growth momentum in the Asia-Pacific region and elsewhere. We are also expanding and growing rapidly in new markets, which helps to diversify our market portfolio and strengthen our global presence. Our global expansion is driven by market-specific insights, allowing us to tailor our approach and scale effectively. This localized strategy fuels our growth and reinforces our confidence in long-term success.

Our Financial Information

We experienced significant growth from 2023 to 2025. Our total revenues increased by 20% from RMB44.6 billion in 2023 to RMB53.4 billion in 2024, and further increased by 17% to RMB62.5 billion (US$8.9 billion) in 2025. In 2023, 2024, and 2025, we recorded net income of RMB10.0 billion, RMB17.2 billion, and RMB33.4 billion (US$4.8 billion), respectively.

We generate our revenues through the following businesses:

Accommodation Reservation. Accommodation reservation revenue constitutes a significant source of our revenues. In 2023, 2024, and 2025, our accommodation reservation revenue was RMB17.3 billion, RMB21.6 billion, and RMB26.1 billion (US$3.7 billion), representing 39%, 40%, and 42% of our total revenues, respectively.

We generate substantially all of our accommodation reservation revenue through commissions from hotel reservation partners through our platform. We recognize revenues when the reservation becomes non-cancelable, which is the point at which we complete our performance obligation in accommodation reservation services.

Transportation Ticketing. In 2023, 2024, and 2025, our transportation ticketing revenue was RMB18.4 billion, RMB20.3 billion, and RMB22.5 billion (US$3.2 billion), representing 41%, 38%, and 36% of our total revenues, respectively.

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

Packaged tours. In 2023, 2024, and 2025, our packaged-tour revenue was RMB3.1 billion, RMB4.3 billion, and RMB4.7 billion (US$670 million), respectively. We bundle the packaged-tour products and services and receive referral fees from ecosystem partners for packaged-tour products and services through our platform. Referral fees are recognized on the departure date of the packaged tours as this is when our performance obligation is satisfied.

Corporate Travel. Our corporate travel revenue primarily includes commissions from transportation ticketing booking, accommodation reservation, and packaged-tour services rendered to corporate clients. In 2023, 2024, and 2025, revenue from our corporate travel services was RMB2.3 billion, RMB2.5 billion, and RMB2.8 billion (US$405 million), respectively. We contract with corporate clients based on a service fee model. Travel reservations are made via online and offline services for transportation ticketing booking, accommodation reservation, and packaged-tour services. Corporate travel revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.

Other. Other primarily consists of online advertising services and financial services. In 2023, 2024, and 2025, revenue from other business was RMB3.5 billion, RMB4.6 billion, and RMB6.4 billion (US$916 million), respectively. Advertising revenue is recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements. The financial service revenue mainly represents the platform service fees from third-party financial institutions that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period.

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” below. The selected consolidated statements of income data for the years ended December 31, 2023, 2024, and 2025 and the selected consolidated balance sheets data as of December 31, 2024 and 2025 have been derived from our audited consolidated financial statements and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of (loss)/income data for the years ended December 31, 2021 and 2022 and the selected consolidated balance sheets data as of December 31, 2021, 2022, and 2023 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	For the Years Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
Selected Consolidated Statements of (Loss)/Income Data
Net revenues	20,023	20,039	44,510	53,294	62,409	8,925
Cost of revenues	(4,598)	(4,513)	(8,121)	(9,990)	(12,122)	(1,733)

Gross profit	15,425	15,526	36,389	43,304	50,287	7,192
Operating expenses
—Product development(1)	(8,992)	(8,341)	(12,120)	(13,139)	(15,136)	(2,164)
—Sales and marketing(1)	(4,922)	(4,250)	(9,202)	(11,902)	(14,904)	(2,131)
—General and administrative(1)	(2,922)	(2,847)	(3,743)	(4,086)	(4,474)	(640)

Total operating expenses	(16,836)	(15,438)	(25,065)	(29,127)	(34,514)	(4,935)

(Loss)/Income from operations	(1,411)	88	11,324	14,177	15,773	2,257
Net interest income and other income/(expense)	940	2,547	(644)	2,826	23,075	3,300

	For the Years Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except for share and per share data)
(Loss)/Income before income tax expense and equity in income /(loss) of affiliates	(471)	2,635	10,680	17,003	38,848	5,557
Income tax expense	(270)	(682)	(1,750)	(2,604)	(5,815)	(832)
Equity in income /(loss) of affiliates	96	(586)	1,072	2,828	353	50
Net (loss)/income	(645)	1,367	10,002	17,227	33,386	4,775

Net loss/(income) attributable to non-controlling interests and mezzanine classified non-controlling interests	95	36	(84)	(160)	(67)	(9)
Accretion to redemption value of redeemable non-controlling interests	—	—	—	—	(25)	(4)
Net (loss)/income attributable to Trip.com Group Limited	(550)	1,403	9,918	17,067	33,294	4,762
(Losses)/Earnings per ordinary share data:
(Losses)/Earnings per ordinary share(2)(3), basic	(0.87)	2.17	15.19	26.10	50.62	7.24
(Losses)/Earnings per ordinary share(2)(3), diluted	(0.87)	2.14	14.78	24.78	47.67	6.82
Weighted average ordinary shares outstanding(3), basic	634,109,233	648,380,590	652,859,211	654,035,399	657,754,190	657,754,190
Weighted average ordinary shares outstanding(3), diluted	634,109,233	657,092,826	671,062,240	688,704,882	698,378,891	698,378,891

	As of December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Balance Sheets Data
Cash and cash equivalents	19,818	17,000	41,592	48,439	39,848	5,698
Restricted cash	1,378	1,487	2,391	2,654	6,603	944
Short-term investments	29,566	25,545	17,748	28,475	32,007	4,577
Current assets	66,108	61,435	88,732	112,120	121,050	17,309
Investments	44,961	50,177	49,342	47,194	61,375	8,777
Total assets	191,859	191,691	219,137	242,581	267,387	38,236
Current liabilities	66,218	61,239	72,411	74,010	78,169	11,177
Long-term debt	11,093	13,177	19,099	20,134	11,430	1,634
Total liabilities	81,403	78,672	96,131	99,099	94,787	13,554
Share capital	6	6	6	6	6	1

	As of December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Total Trip.com Group Limited shareholders’ equity	109,677	112,283	122,184	141,807	170,818	24,427
Non-controlling interests	779	736	822	932	1,651	236
Total shareholders’ equity	110,456	113,019	123,006	142,739	172,469	24,663

Notes:

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Years Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Product development	802	567	870	976	1,039	149
Sales and marketing	149	115	158	171	216	31
General and administrative	730	506	806	895	1,015	145

(2)	Each American depositary share, or ADS, represents one ordinary share.

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

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.9931 to US$1.00, which was the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The exchange rate in effect as of April 17, 2026 was RMB6.8170 to US$1.00. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

Our Holding Company Structure and Contractual Arrangements with the VIEs

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs, as of December 31, 2025.

Notes:

(1)	Indirectly owned through a Cayman Islands company.

(2)

The 57% owners of Qunar Cayman Islands Limited are several non-U.S. investment entities, namely M Strat Holdings, L.P., Momentum Strategic Holdings, L.P., Ocean Management Limited, and Earthly Paradise Investment Fund L.P., which are consolidated by us under U.S. GAAP.

(3)	Indirectly owned through Ctrip Travel Holding (Hong Kong) Limited and Ctrip.com (Hong Kong) Limited, both of which are Hong Kong companies.

(4)	Indirectly owned through Queen’s Road Travel Information Limited, a Hong Kong company.

(5)	Bo Sun and Maohua Sun hold 89.8% and 10.2% of the equity interest in Shanghai Ctrip Commerce Co., Ltd., respectively.

(6)	Hui Cao and Hui Wang hold 60% and 40% of the equity interest in Beijing Qu Na Information Technology Co., Ltd., respectively.

Trip.com Group Limited is not an operating company but a Cayman Islands holding company with no equity ownership in the VIEs. Our operations in China are conducted through (i) our PRC subsidiaries, and (ii) the VIEs with which we maintain contractual arrangements and their PRC subsidiaries. PRC laws and regulations restrict foreign investment in certain businesses, such as internet and other related businesses. Accordingly, these restricted businesses are operated in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs, and their shareholders to direct the business operations of the VIEs. Such structure enables investors to share economic interests in companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. The significant VIEs and VIEs’ subsidiaries that Trip.com Group Limited consolidates under U.S. GAAP include (i) Shanghai Ctrip Commerce Co., Ltd., or Ctrip Commerce (VIE), which holds a value-added telecommunications business license and mainly provides online advertising services, (ii) Shanghai Huacheng Southwest International Travel Agency Co., Ltd., or Shanghai Huacheng (VIE), which holds a travel agency operation license and mainly provides domestic, inbound, and outbound tour services, and air-ticketing services, and (iii) Beijing Qu Na Information Technology Co., Ltd., or Qunar Beijing (VIE), which holds the licenses, approvals, and key assets such as mobile application and website that are essential to the business operations of our Qunar brand. Prior to December 2024, Chengdu Ctrip Travel Agency Co., Ltd. was another significant VIE that Trip.com Group Limited consolidated under U.S. GAAP. In December 2024, we terminated the contractual arrangements with Chengdu Ctrip Travel Agency Co., Ltd. and acquired it as our wholly-owned subsidiary.

A series of contractual agreements, including powers of attorney, technical consulting and services agreements, equity pledge agreements, exclusive option agreements, and loan agreements, have been entered into by and among our PRC subsidiaries, the VIEs, and their respective shareholders. The substance of the terms contained in each set of contractual arrangements with the VIEs and their respective shareholders is substantially similar. As advised by Commerce & Finance Law Offices, our PRC legal counsel, subject to the disclosure in this annual report, the terms of the contractual arrangements are valid, binding, and enforceable under currently effective PRC laws and regulations. As a result of the contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and thus have consolidated the results of operations, financial position, and cash flows of the VIEs in our consolidated financial statements under U.S. GAAP. The contractual arrangements with the VIEs provide us with a “controlling financial interest” in the VIEs as defined in FASB ASC 810 by entitling us to (i) the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) the right to receive the economic benefits from the VIEs that could be significant to them. Neither Trip.com Group Limited nor its investors have an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with the VIEs.”

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in certain businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions relating to areas such as the use of contractual arrangements in certain industries, regulatory approvals on overseas offerings and listings by, and foreign investment in, issuers with operations in China, the use of the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. As the regulatory developments relating to these areas may change from time to time, substantial uncertainties remain in relation to their interpretation and implementation. It also remains uncertain whether we will comply with the regulatory requirements, including but not limited to filings or approvals, from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities in all material respects. In addition, if future regulatory developments mandate clearance of cybersecurity review or other specific actions to be completed by companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, regulatory actions relating to data security or anti-monopoly concerns in Hong Kong or Macao do not have a material impact on our ability to conduct business, accept foreign investment in the future, continue to list on a United States stock exchange, or maintain our listing status on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange. However, new regulatory actions relating to data security or anti-monopoly concerns in Hong Kong or Macao may be taken in the future, and there can be no assurance as to whether such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, continue to list on a United States stock exchange, or maintain our listing status on the Hong Kong Stock Exchange. We face risks and uncertainties associated with not only these statements and regulatory actions, but also the prospective uncertainties as to the inability of the Public Company Accounting Oversight Board, or the PCAOB, to completely inspect registered public accounting firms headquartered in the Chinese mainland (including our independent auditor). These risks may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other exchange outside China, and could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, please refer to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Multi-jurisdictional Operations.”

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

Financial Information Relating to the VIEs

We have consolidated the results of operations, financial position, and cash flows of the VIEs in our consolidated financial statements under U.S. GAAP. Net revenues contributed by the VIEs accounted for 23%, 22%, and 19% of our total net revenues for the years ended December 31, 2023, 2024, and 2025, respectively. The VIEs held 5% and 5% of our total assets as of December 31, 2024 and 2025, respectively. For more financial information relating to the VIEs, including condensed consolidating schedules of financial information of Trip.com Group Limited, our subsidiaries that are the primary beneficiaries of the VIEs, our other subsidiaries, and the VIEs and their subsidiaries, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Information Relating to the VIEs.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our independent auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As a result, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the years ended December 31, 2022, 2023, and 2024, and we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Multi-jurisdictional Operations—The PCAOB had historically been unable to inspect registered public accounting firms headquartered in the Chinese mainland (including our independent auditor). The inability of the PCAOB to inspect such registered public accounting firms headquartered in the Chinese mainland (including our independent auditor) in the past has deprived our investors of the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Multi-jurisdictional Operations—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions and Approvals Required for Our Operations

As a global company, we may be required to obtain permissions and approvals in different jurisdictions where we operate pursuant to local laws and regulations. These requirements vary depending on the jurisdiction and the nature of our operations there.

Among the jurisdictions in which we operate, our businesses in China are primarily conducted through our PRC subsidiaries and the VIEs. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Commerce & Finance Law Offices, our PRC legal counsel, our PRC subsidiaries and the VIEs have obtained all of the requisite permissions and approvals from the PRC government authorities for our accommodation reservation, transportation ticketing, packaged-tour, and corporate travel businesses, including, among others, value added telecommunications operating licenses, travel agency operation licenses, and an insurance agency license, except for certain permissions and approvals in the Chinese mainland relating to our business of providing ancillary mobility services for transportation ticketing in the Chinese mainland, which represents a nominal portion of our transportation ticketing revenues, and subject to the uncertainties with respect to the interpretation and application of PRC laws, regulations, and policies. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses, or permits applicable to our business or any failure to comply with applicable laws or regulations may materially and adversely affect our business, financial condition, and results of operations.” Our subsidiaries in Hong Kong also have obtained travel agency operation licenses and insurance agency licenses that are necessary for their businesses from the Hong Kong authorities, while our Macao subsidiary had substantially ceased its operations in 2023. As of the date of this annual report, we, our PRC subsidiaries, or the VIEs have not received any denial notification from the authorities in connection with the applications for the necessary permissions or approvals to conduct our business. Given the uncertainties of interpretation and implementation of the PRC laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional approvals and permissions for our business operations in the future. If we, our subsidiaries, or the VIEs do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business, and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in the nature of equity) and listing by a PRC domestic company, either in a direct or indirect manner, has to be filed with the CSRC. Failure to comply with the filing requirements may result in fines to the PRC domestic companies, the controlling shareholder, and other responsible persons. The responsible persons may be prohibited from entering the securities market by the CSRC in cases of serious violations and may be held criminally liable. As advised by Commerce & Finance Law Offices, our PRC legal counsel, due to the fact that our ADSs have been listed on the Nasdaq Global Select Market and our ordinary shares have been listed on the Hong Kong Stock Exchange, we are deemed as an “Existing Issuer” pursuant to the Overseas Offering and Listing Measures and the implementation guidance, and are not required to complete the filing procedures with the CSRC for our historical securities offering. Nevertheless, in the event that we conduct any securities offerings that will be captured by the Overseas Offering and Listing Measures in the future, we will have to complete the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering on the Nasdaq Global Select Market or the Hong Kong Stock Exchange, or within three business days following the submission of an application for overseas offering and listing on any other overseas market(s).

Therefore, in connection with our business operations and issuance or offering of securities to foreign investors, as advised by Commerce & Finance Law Offices, our PRC legal counsel, under currently effective PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs (i) are not required to obtain permissions from or complete filing procedures with the CSRC pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies for our historical issuances or offerings of securities to foreign investors that have been completed before the date of implementation of the Overseas Offering and Listing Measures, but are required to go through filing procedures with the CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares, and other securities in the nature of equity) to foreign investors if we meet certain conditions set forth in the Overseas Offering and Listing Measures to be considered an indirect overseas offering and listing by a PRC domestic company, (ii) are not required to go through a cybersecurity review by the CAC for our issuance or offering of securities to foreign investors, (iii) are required to go through the examination and registration procedures with the National Development and Reform Commission, or the NDRC, for our issuance or offering of certain debt securities, as mandated by the NDRC circular, to foreign investors, and (iv) are not required to obtain any prior permission or approval from any other PRC government authorities for our issuance or offering of securities to foreign investors. If we, our subsidiaries, or the VIEs are deemed to be a critical information infrastructure operator or a network platform operator, whose network product or service purchasing or data processing activities affect or may affect national security, we would be required to go through a cybersecurity review by the CAC. As of the date of this annual report, none of our company, our subsidiaries, or the VIEs has received formal notice that it has been identified as a critical information infrastructure operator by any government authorities, nor has it become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures. As of the date of this annual report, we completed the foreign debt registrations with the NDRC and submitted filing applications with the CSRC for all debt offerings that were subject to such requirement, and have not been required to apply for, nor have we been denied, any other permission or approval with respect to our issuance or offering of securities to foreign investors.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. The operational and legal risks as well as the potential consequences associated with being based in and having operations in the Chinese mainland as discussed in the risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to operations in Hong Kong and Macao. Below is a summary of material risks we face, organized under their headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

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

•

If we fail to further increase our brand recognition, we may face difficulty in maintaining existing and acquiring new users and business partners and our business may be harmed. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—If we fail to further increase our brand recognition, we may face difficulty in maintaining existing and acquiring new users and business partners and our business may be harmed.”

•

Negative publicity related to us or in general with respect to the travel industry could impair our reputation, which in turn could materially and adversely affect our business, results of operations, and price of our ADSs or ordinary shares. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Negative publicity related to us or in general with respect to the travel industry could impair our reputation, which in turn could materially and adversely affect our business, results of operations, and price of our ADSs or ordinary shares.”

•

Regulatory actions or claims under anti-monopoly and competition laws against us may result in penalties such as fines, constraints on our business, or reputational harm. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Regulatory actions or claims under anti-monopoly and competition laws against us may result in penalties such as fines, constraints on our business, or reputational harm.”

•

Our quarterly results are likely to fluctuate because of seasonality in the travel industry. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Our quarterly results are likely to fluctuate because of seasonality in the travel industry.”

•

Potential issues in the adoption and use of artificial intelligence in our product offerings may result in reputational harm or liability. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Potential issues in the adoption and use of artificial intelligence in our product offerings may result in reputational harm or liability.”

•

Any failure to maintain satisfactory performance of our mobile platform, websites, and systems, particularly one leading to disruptions in our services, could materially and adversely affect our business and reputation, and our business may be harmed if our infrastructure or technology is damaged or otherwise fails or becomes obsolete. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Any failure to maintain satisfactory performance of our mobile platform, websites, and systems, particularly one leading to disruptions in our services, could materially and adversely affect our business and reputation, and our business may be harmed if our infrastructure or technology is damaged or otherwise fails or becomes obsolete.”

•

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.”

•

If we are unable to attract, train, and retain key individuals and highly skilled employees, our business may be adversely affected. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—If we are unable to attract, train, and retain key individuals and highly skilled employees, our business may be adversely affected.”

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

•

The PRC government has significant influence over China’s economy and significant oversight and discretion over the conduct of our business. Uncertainties with respect to the PRC government’s actions and the PRC legal system could result in a material adverse change in our operations and/or the value of our securities. For more details, see “Risk Factors—Risks Relating to Multi-jurisdictional Operations—Changes in economic and political policies of the PRC government could adversely affect our business” and “Risk Factors—Risks Relating to Multi-jurisdictional Operations—The PRC government’s significant oversight and discretion over our business operations and uncertainties with respect to the PRC legal system could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

•

The PCAOB had historically been unable to inspect registered public accounting firms headquartered in the Chinese mainland (including our independent auditor). The inability of the PCAOB to inspect such registered public accounting firms headquartered in the Chinese mainland (including our independent auditor) in the past has deprived our investors of the benefits of such inspections. For more details, see “Risk Factors—Risks Relating to Multi-jurisdictional Operations—The PCAOB had historically been unable to inspect registered public accounting firms headquartered in the Chinese mainland (including our independent auditor). The inability of the PCAOB to inspect such registered public accounting firms headquartered in the Chinese mainland (including our independent auditor) in the past has deprived our investors of the benefits of such inspections.”

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

Our business has evolved significantly as a result of both organic growth of existing operations and acquisitions and we may experience further developments from time to time in the future. We have significantly expanded, and may further expand, our operations and workforce, as a result of the growth of our service offerings, user base, and geographic coverage. For example, we have invested in, and may continue to invest in, organic growth by rolling out new business initiatives focusing on a diverse range of areas including expanding our one-stop travel offerings and upgrading our content capabilities. For the year ended December 31, 2025, we invested RMB15.1 billion (US$2.2 billion) in product development. If such new business initiatives fail to perform as expected, our financial condition and results of operations could be adversely affected. Our growth to date has placed, and our anticipated future operations will continue to place, significant strain on our management, systems, and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the developments of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

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

•

increasing prices in the hotel, transportation ticketing, or other travel-related sectors, which may be caused by supply chain disruptions as a result of increased oil prices, regional incidents that disrupt travel routes, and other factors

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

We compete primarily with other travel agencies, including local and international consolidators of hotel accommodation and airline tickets as well as traditional travel agencies. In the future, we may also face increasing competition from new travel agencies, hotels and airlines, as well as content platforms, social networks and large technology companies entering into the travel industry.

We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. In addition, international travelers have become an increasingly important user base for us. Competitors that have formed stronger strategic alliances with international travel consolidators may have more effective channels to address the needs of cross-border travelers. The combination of these factors means that potential entrants to our industry face relatively low entry barriers. We may face more competition from technology companies with the development of AI-powered assistants and agents that can search, compare, recommend, and facilitate travel bookings directly within their proprietary platforms such as search engines. These offerings may reduce the number of consumers choosing to visit dedicated online travel platforms, reducing user traffic and resulting engagement with our platforms. In addition, the development of AI technologies may lower the barrier of entry and enable competitors to potentially replicate or improve upon the kind of functions we offer. Suppliers that currently participate within our ecosystem may seek to leverage AI tools to increase their direct selling efforts, change their distribution strategies in ways that disadvantage us, and renegotiate the terms of their collaboration with us. Furthermore, widespread adoption of agentic AI technologies could change how travelers search for, plan and book travel, which may reduce demand for our services. If we are not able to effectively respond to the above industry changes and leverage AI to improve the quality of our own offerings, our business, results of operations, and profit margins may be materially and adversely affected. For risks related to our adoption of AI to improve our own offerings, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Potential issues in the adoption and use of artificial intelligence in our product offerings may result in reputational harm or liability.”

In the past, certain competitors launched aggressive advertising campaigns and, special promotions, and engaged in other marketing activities to promote their brands, acquire new users, or increase their market shares. In response to such competitive pressure, we took and may continue to take similar measures and as a result would incur significant expenses, which in turn could negatively affect our operating margins in the quarters or years when such promotional activities are carried out. In addition, some of our existing and potential competitors may have competitive advantages, such as a significantly larger active user base on mobile or other online platforms, greater financial, marketing and strategic relationships, alliances or other resources or name recognition and technology capabilities, and may be able to imitate and adopt our business model. In particular, other major internet platforms may benefit from the existing user base of their other services. These platforms can utilize the traffic they already obtain and direct the users from their other service offerings to their travel services and further achieve synergies effects. Furthermore, in order to attract and retain users and compete against our competitors, we have deployed significant resources in research and development to enhance our AI and cloud technologies. However, we cannot assure you that the effectiveness of our data analytics capabilities and technologies will be comparable or superior to that of our competitors at all times. If any of our competitors provides comparable or better content feed to the users on their platforms, or if we are unable to provide sufficient quality content to our users’ satisfaction leveraging our data analytics capabilities, we may suffer a decline in our user traffic. We cannot assure you that we will be able to successfully compete against new or existing competitors. In the event we are not able to compete successfully, our business, results of operations, and profit margins may be materially and adversely affected.

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

The reputation of our brands is critical to our business and competitiveness. We have experienced a considerable amount of negative publicity following certain incidents, including but not limited to the initiation of an investigation from the State Administration for Market Regulation of the People’s Republic of China, or the SAMR. This has adversely impacted our brand image and public perception. Negative publicity with respect to us or the travel industry in general, from time to time, whether or not we are at fault, including but not limited to those relating to our business, products and services, user experiences, employee relationships and welfare, compliance with law, financial condition or prospects, whether with or without merit, could impair our reputation and adversely affect our business and operating results. Existing and prospective users may be reluctant to engage in transactions with us if there is any negative publicity in connection with the use of our services or products, the operation of our business, and other aspects about us. In addition, the negative publicity of any of our brands may extend far beyond the brand involved, especially due to our comprehensive presence in the travel industry in general, affecting some or all of our other brands. Furthermore, negative publicity about other market players or isolated incidents, regardless of whether or not it is factually correct or whether we have engaged in any inappropriate activities, may result in negative perception of our industry as a whole and undermine the credibility we have established. Negative developments in the market may lead to tightened regulatory scrutiny and limit the scope of our permissible business activities. We could lose significant number of users due to negative publicity with respect to us or the travel industry in general.

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

Regulatory actions or claims under anti-monopoly and competition laws against us may result in penalties such as fines, constraints on our business, or reputational harm.

We face uncertainties with respect to the interpretation and implementation of anti-monopoly and competition laws in the jurisdictions where we operate. Despite our compliance efforts, we cannot assure you that our business operations will comply with such laws and regulations in all respects, and any failure or perceived failure by us to comply with such laws and regulations may result in governmental investigations, fines, and/or other penalties on us. For example, in January 2026, we received notice that the SAMR commenced an investigation into whether we have abused or are abusing a dominant market position to engage in monopolistic conduct pursuant to the PRC Anti-Monopoly Law. As of the date of this annual report, the investigation is ongoing and we are cooperating with the SAMR’s investigation. We are unable to predict, however, the timing, outcome, or consequences of the investigation, or estimate the possible loss, if any, associated with the investigation. The SAMR’s investigation findings could result in a significant fine, other financial penalties and/or changes to our business practices, and may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

There have also been local regulatory meetings or actions involving us in China. For example, (i) as publicly reported, on August 5, 2025, the Administration for Market Regulation of Guizhou Province held a meeting with five tourism-related platform companies, including us, demanding strict compliance with laws and regulations, including PRC Price Law, PRC Anti-Monopoly Law, and Regulation on Marking Prices Clearly and Prohibiting Price Fraud; (ii) as publicly reported, on September 4, 2025, the Administration for Market Regulation of Zhengzhou City issued a rectification notice, finding that we violated PRC E-Commerce Law and the Interim Provisions on Anti-Unfair Online Competition by imposing unreasonable restrictions on the transactions and transaction prices of business operators on the platform through service agreements, transaction rules, and technical means, and further held a meeting with us on September 17, 2025 about rectification, including revising contract terms and optimizing price adjustment tool; (iii) on September 17, 2025, the Administration for Market Regulation of Guiyang City issued a Notice of Inquiry about how we managed the platform hotel operators’ operations; and (iv) as publicly reported, on March 23, 2026, the Administration for Market Regulation of Beijing City, together with the Beijing Municipal Commerce Bureau and the Beijing Municipal Culture and Tourism Bureau, held a meeting with twelve platform companies, including us. The Beijing municipal regulators provided administrative guidance to these platform companies on identified competition issues, including infringement of business operators’ autonomy, unreasonable platform rules, false or misleading promotional practices, and deficient compliance and operational management systems, and set out rectification requirements.

The anti-monopoly and anti-unfair competition regulatory regime applicable to our business prohibits a range of anti-competitive practices, including illegal concentration of undertakings, monopoly agreements, unfair pricing, and abusive behaviors by companies with dominant market position. While enforcement approaches can differ, these regulatory frameworks aim to maintain fair market access and protect consumer welfare. Over the past few years, there has been a trend that the global anti-monopoly and anti-unfair competition regime gradually shifts toward a broader “pro-competition” stance that integrates industrial policy, national security, and digital sovereignty. During this period, the Chinese government has further enhanced the modernization of its regime by promulgating the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, placing leading internet companies under closer scrutiny, and amending the PRC Anti-Monopoly Law and PRC Anti-Unfair Competition Law, together with other efforts in legislation, regulation, and enforcement. These laws and regulations strengthen enforcement against monopolistic and unfair competition behaviors and increase legal liabilities for violations. In particular, if a business operator violates the PRC Anti-Monopoly Law, such as concluding and implementing monopoly agreements, abusing dominant market position, or carrying out concentration of undertakings that has or may have the effect of eliminating or restricting competition, it may be subject to an order to cease the violation, confiscation of illegal gains, and a fine of up to 10% of its preceding year’s sales revenue. Where the violation involves extremely serious circumstances, extremely negative impact, or grave consequences, a fine of 2 to 5 times the amount calculated based on the aforementioned percentage may be imposed. Moreover, if the monopolistic behaviors carried out by a business operator harm the public interest, public prosecutors may bring a civil public interest lawsuit in accordance with the law.

In the event that the regulatory authorities identify any non-compliant conduct and determine that we engage in monopolistic activities, we may, in addition to the liabilities prescribed under the PRC laws, also be exposed to (i) adverse impacts on our reputation, (ii) adverse impacts on our business operation if we have to amend or adjust our current business model, and (iii) potential breach of contract claims from counterparties arising from such violations. Furthermore, we may need to devote significant resources to comply with increasingly stringent regulatory requirements for platform operators, such as the requirements relating to e-commerce, consumer protection, anti-monopoly, anti-unfair competition, data security, prices and taxes, etc. Any of the foregoing could have a material adverse effect on our business operation and financial condition.

In addition to regulatory enforcement, we face exposure to private civil claims. The PRC Anti-Monopoly Law and PRC Anti-Unfair Competition Law provide a private right of action for competitors, business partners and customers to bring anti-monopoly and anti-unfair competition claims. In recent years, an increased number of companies have been exercising such right. Our competitors, business partners and customers may resort to and may make public allegations or launch media campaigns against us, submit complaints to regulators, or initiate private litigation targeting our and our business partners’ prior and current business practices. For example, it has been publicly reported that in December 2025, the Yunnan Provincial Tourism Homestay Industry Association announced a decision to initiate an anti-monopoly effort against certain online travel agency platforms, alleging that these platforms leveraged their dominant market position to engage in unfair competition practices. We were specifically named in that decision. The announced effort includes filing a collective complaint with relevant regulatory authorities on behalf of its members. The association also reserved the right to initiate anti-monopoly litigation. As of the date of this annual report, we are not aware that any lawsuit has been filed against us in connection with that decision. In the wake of the SAMR administrative investigation and potential penalties, we may face increased challenges in defending ourselves in existing and future lawsuits brought against us pursuant to the PRC Anti-Monopoly Law and other relevant regulations in this respect.

Allegations, claims, investigations, regulatory interviews, unannounced inspections, or other actions or proceedings under the anti-monopoly and anti-unfair competition laws and regulations, regardless of their merits, have caused, and may continue to cause, us to be subject to administrative penalties or liabilities, such as profit disgorgement and heavy fines, significant amounts of damage payments or settlements, and constraints on our investments and acquisitions. We may be required to make further changes to some of our business practices and divest certain businesses, which could decrease the popularity of our businesses, products and services, and cause our revenue and net income to decrease materially. For details, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Anti-Monopoly and Anti-Unfair Competition.” Any of the above circumstances could materially and adversely affect our business, operations, reputation, brand, and the trading prices of our listed securities.

To comply with existing laws and regulations and new laws and regulations that may be enacted in the future, as well as administrative guidance and requirements by regulators from time to time, we may need to devote significant resources and efforts, including changing our business and pricing practices, restructuring our businesses and adjusting our investment activities, which may materially and adversely affect our business, growth prospects, reputation and the trading prices of our listed securities.

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

Potential issues in the adoption and use of artificial intelligence in our product offerings may result in reputational harm or liability.

Technology is essential to our business success. We have integrated artificial intelligence, or AI, and data analytics into our business operations. For example, WenDao/TripGenie and Trip. Planner are some of our products that leverage our AI capabilities, which transform engagement and interactions with our users in connection with itinerary planning, information gathering, and other aspects. As with many disruptive innovations, AI presents risks and challenges that could affect its adoption, and, therefore, our business. The successful development, deployment and ongoing operation of AI-enabled features require significant investment and specialized personnel, and depends on the effective design, testing, monitoring and updating of models and related systems. Our products and services based on AI may not be adopted by our users or customers or yield us the return that adequately compensates for our prior investments. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others, including the inappropriate collection of data and potential data misuse, could impair the acceptance of our AI solutions. AI-enabled features, particularly generative AI tools, may produce outputs that are incomplete, inaccurate, misleading or otherwise inappropriate, including with respect to itinerary planning, product availability, fare rules, cancellation policies, or other travel-related information. If AI-enabled outputs are incorrect or perceived as unreliable, we may face increased customer complaints and loss of trust in our brands and platforms. If we fail to effectively address these challenges, we may not be successful in adopting, implementing or incorporating artificial intelligence effectively into our product offerings, and we may not be able to adopt artificial intelligence as effectively as our competitors.

Our AI-related services may subject us to new or enhanced regulatory requirements, including additional governmental or regulatory scrutiny. The regulations governing AI technologies are relatively new and rapidly evolving. A number of jurisdictions where we operate have implemented new regulations relating to AI technologies, such as a series of regulations implemented by the PRC government requiring providers of generative artificial intelligence services and algorithmic recommendation services to complete filings or registrations for those services that might shape public opinions. For details, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Generative AI.” We have completed certain filings or registrations for our Ctrip mobile application and relevant AI products, such as WenDao AI assistant and Trip.Planner, and we will make further efforts to complete the other necessary filings or registrations for our various products and services. There is no guarantee that we will be able to complete the required filings or registrations in time or at all. In addition, the EU Artificial Intelligence Act was signed by European Union legislators in June 2024, which offers a classification for AI systems with different requirements and obligations tailored to a “risk-based approach.”

The interpretation and implementation of the existing laws remain uncertain with respect to the application of AI. Therefore, AI-generated content could lead to copyright and other legal disputes for which legal liability may not be clearly prescribed by law. Such deficiencies could undermine the decisions, predictions or analysis produced by AI applications, subjecting us to legal liability and potential harm to our brand or reputation. We may not be able to identify all new regulations or new interpretations and implementations of existing regulations that are applicable to our use of AI and other technologies across the multiple jurisdictions where we operate, or do so in a timely manner. Furthermore, because AI technology is highly complex and rapidly developing, laws and regulations regarding AI may not always address the latest issues in AI and it is not possible to predict all of the legal or regulatory risks that may arise relating to the adoption and use of AI. If we fail to meet legal and regulatory requirements, we may be subject to penalties. Moreover, some AI scenarios present ethical issues. If we enable or offer AI solutions that are controversial because of their impact on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.

Any failure to maintain satisfactory performance of our mobile platform, websites, and systems, particularly one leading to disruptions in our services, could materially and adversely affect our business and reputation, and our business may be harmed if our infrastructure or technology is damaged or otherwise fails or becomes obsolete.

The satisfactory performance, reliability, and availability of our infrastructure, including our mobile platform, websites, and systems, are critical to the success of our business. Any system interruptions that result in the unavailability or slowdown of our mobile platform, websites, or other systems and the disruption in our services could reduce the volume of our business and make us less attractive to users. Our customer service centers are equipped with extensive computer and communications systems. Our technology platform and computer and communication systems are vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, hacking or other attempts at system sabotage, vandalism, natural disasters, and other similar events. We have implemented extensive measures to ensure prompt responses to any network shutdown, system failure, or similar incidents in the future, and to continue to update our security protocol to protect our systems from any human error, third-party intrusions, viruses or hacker attacks, information or data theft, or other similar activities. We did not experience any material cybersecurity incident in 2023, 2024, or 2025 and up to the date of this annual report. However, we cannot assure you that unexpected interruptions to our systems will not occur in the future. We do not carry business interruption insurance to compensate us for losses that may occur as a result of such disruptions. In addition, any such future occurrences could reduce user satisfaction levels, damage our reputation and materially and adversely affect our business.

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

We have expanded our business overseas over the years and currently operate our business in many foreign jurisdictions, including without limitation Asian and European countries. As we plan to further expand our global presence over the long term by means of partnerships and investments, we are exposed to a variety of risks in our business operations, including operational risk, compliance risk, and reputational risk. Compliance with foreign laws and regulations that apply to our international operations increases our cost of doing business in foreign jurisdictions. These laws and regulations relate to, among others, data privacy, customer protection (including those relating to online platform and specific service sectors), labor relations, tax, foreign currency, anti-monopoly, anti-unfair competition, prohibitions on payments to governmental officials, market access, import, export and general trade (including but not limited to economic sanctions and embargos). Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business, including the loss of trade privileges. Any such violations could result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions, and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business, and our operating results. Compliance with these laws requires a significant amount of management attention and effort, which may divert management’s attention from running our business operations and could harm our ability to grow our business, or may increase our expenses as we engage specialized or other additional resources to assist us with our compliance efforts. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties. We monitor our operations and investigate allegations of improprieties relating to transactions and the way in which such transactions are recorded. Where circumstances warrant, we provide information and report our findings to government authorities, but no assurance can be given that action will not be taken by such authorities. In addition, as our business and operations expand in international markets, we could be exposed to increased foreign exchange risks for other currencies.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global economy may have a material and adverse effect on our business, and may materially and adversely affect our growth and profitability.

We have businesses in diverse global markets and are subject to risks associated with doing business internationally. Our business, financial condition and results of operations may be influenced to a significant degree by economic, geopolitical and social conditions, and government policies related to the markets where we operate. A general slowdown in the global economy, increased volatility, or inflation could adversely affect our business, financial condition and results of operations. Changes in consumer behavior due to adverse economic conditions may also negatively impact us as such developments could lead to a decrease in consumer spending and reduction in demand for our products and services, which may adversely affect our business, financial condition, results of operation or competitive position.

Economic growth in the various markets where we operate has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the markets where we operate or neighboring regions, or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of those markets. Such developments could adversely affect our business, financial condition and results of operations, lead to a reduction in demand for our products and services, and adversely affect our competitive position.

The current tensions in international trade and rising political tensions may adversely impact our business, financial condition, and results of operations.

There have been heightened tensions in international economic relations in recent years and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. For example, the tensions between the United States and China in recent years have led to impacts on both diplomatic and economic ties between the two countries and created uncertainties for the international economy as a whole. These tensions have also led to complex, rapidly evolving and highly targeted economic sanctions and export control measures imposed by jurisdictions including the United States, the European Union, the United Kingdom and others. For example, on September 29, 2025, the U.S. Department of Commerce’s Bureau of Industry and Security issued an immediately effective interim final rule that, among other things, extends Entity List and Military End-User List restrictions to entities that are 50% or more owned, directly or indirectly, by parties designated on those lists. This rule is currently suspended for one year. However, if implemented, this rule is expected to have a significant impact on the targeted countries, markets and/or entities, making compliance more complicated and time-consuming and increasing the risk of inadvertent omissions. On October 23, 2025, the European Union adopted its 19th package of economic sanctions against Russia, which explicitly prohibits the provision of services directly related to tourism activities in Russia and has broad applicability, including to certain entities incorporated outside the European Union.

Given the global nature of our travel platforms, our business involves operations, merchants, and consumers located in, or associated with, regions subject to complex or evolving sanctions. We have adopted measures to mitigate the risks associated with the complex economic and trade restrictions, as well as export control regimes. However, we may incur significant costs related to current, new or changing sanctions, embargos, export control programs or other restrictions and disclosure requirements, as well as negative publicity, investigations, penalties, fees, settlements or other regulatory actions, which may be difficult to predict. As we work with a wide range of business partners in different countries in the world, should any of our major business partners become subject to sanctions or restrictions by the U.S. or other jurisdictions, our business may also be adversely affected. Any of the above may cause harm to our business reputation and our relationship with business partners and investors, which may adversely affect our business, results of operations, and the trading prices of our listed securities.

In addition to trade and sanctions risks, the U.S. government has adopted measures aiming to prohibit or restrict U.S. investment in China-associated companies that operate in certain industries. As the regulations of U.S. outbound investments are relatively new and may further evolve, it is possible that the U.S. government may take further actions to amend, expand, or otherwise modify existing outbound investment prohibitions and restrictions. Moreover, the possibility of the U.S. government delisting China-associated companies from U.S. stock exchanges, as previously reported in the media, creates uncertainty regarding our ability to maintain our Nasdaq listing.

Given the above, rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities, which would materially and adversely affect the global economic conditions and the stability of global financial markets. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets. Any further escalation of international tensions may have a negative impact on the general, economic, political, and social conditions of the countries where we operate and, in turn, adversely impact our business, financial condition, and results of operations.

Pandemics, epidemics, or fear of spread of contagious diseases could disrupt the travel industry and our operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, could disrupt the travel industry and our business operations , reduce or restrict demand for travel and travel-related products and services, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Any one or more of these events or recurrences may adversely affect our sales results, even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

During the COVID-19 pandemic, we experienced a significant decline in travel demand resulting in significant user cancelations and refund requests and reduced new orders relating to international and domestic travel and lodging. The supply of domestic transportation tickets and international air tickets was also adversely and significantly affected in response to comprehensive containment measures. We actively assisted our users in their cancelation and refund requests and worked with our ecosystem partners to prepare for difficult market conditions, for which we incurred significant cash outflows. Our ecosystem partners’ abilities to timely deliver products and services and respond to rescheduling or cancelation requests were adversely affected for similar reasons. In response to the COVID-19 pandemic, we swiftly adopted cost control measures to mitigate the significant slowdown in user demand.

Since the beginning of 2023, the situation has significantly improved and normalized. However, any future outbreak of contagious diseases or similar adverse public health developments, extreme unexpected bad weather, or severe natural disasters would affect our business and operating results. Ongoing concerns regarding contagious disease or natural disasters, particularly their effect on travel, could adversely affect our users’ desire to travel. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, travel to and from affected regions could be curtailed. Public policy regarding, or governmental restrictions on, travel to and from these and other regions on account of an outbreak of any contagious disease or occurrence of natural disasters could materially and adversely affect our business and operating results.

We have been and may again be subject to legal proceedings, regulatory actions, or claims and could be adversely affected by unfavorable results of legal proceedings or regulatory actions.

We are subject to various legal proceedings and regulatory actions, including litigation and government investigations, and claims that have arisen in the ordinary course of business and have not yet been fully resolved. For example, in January 2026, we received notice that the SAMR commenced an investigation into whether we have abused or are abusing a dominant market position to engage in monopolistic conduct pursuant to the PRC Anti-Monopoly Law. As of the date of this annual report, the investigation is ongoing and we are cooperating with the SAMR’s investigation. New legal or regulatory proceedings and claims may arise in the future. The existence of such proceedings and claims may harm our reputation and business, and adversely affect the trading price of our ADSs.

Shareholders of public companies have often brought securities class action suits against companies following negative news or periods of instability in the market price of their securities. For example, in March 2026, we and certain of our current officers and directors were named as defendants in a putative securities class action filed in the United States District Court for the Eastern District of New York, captioned De Wilde v. Trip.com Group Limited et al., Case No. 2:26-cv-01420-ST (E.D.N.Y.). The plaintiff in this case makes allegations arising out of the January 2026 notice we received that the SAMR had commenced an investigation of us under the PRC Anti-Monopoly Law. Because of that notice, the plaintiff alleges that certain statements in our annual reports for the fiscal year ended December 31, 2023 and 2024, respectively, were false or misleading, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. As the case remains in its preliminary stage, we are unable to predict its timing, outcome, or consequences, and cannot conclude at this point whether we will be subject to any liability or damages. We may continue to be the target of securities litigation in the future.

Regardless of the merits of particular claims, legal proceedings and regulatory actions may result in reputational harm, be expensive, time consuming, and disruptive to our operations and distracting to management. In the event that we do not prevail or we enter into settlement arrangements in any of these proceedings or investigations, we may incur significant expenses which may materially adversely affect our business, financial condition, and results of operations.

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

Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance, such as server errors or interruptions, or dishonest business conduct, could impair the timing and quality of our own service. If our service providers fail to provide high-quality services in a timely manner to us or our users, or provide services that are substantially different from their description or without licenses or permits as required by the laws and regulations despite that we have so requested, our services will not meet the expectations of our users, our users may claim against us for damages and stop using our online platforms, and our reputation and brand will be damaged. Furthermore, if our arrangement with any of these third parties is terminated, we may not find an alternative source of support on a timely basis or on favorable terms to us.

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

We accept a variety of different online payment methods and rely on third parties to process such payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors or changes to rules or regulations concerning payment processing, our revenues, operating expenses, and results of operations could be adversely impacted.

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

We enjoy various tax benefits in the jurisdictions where we operate. In particular, under the PRC Enterprise Income Tax Law, certain enterprises may benefit from a preferential tax rate if they qualify as “high and new technology enterprises” or if they are located in certain regions of China where favorable policies encouraging economic development are in place, subject to certain restrictions. Nine of our PRC subsidiaries and three of the VIEs have been recognized by the local authorities as high and new technology enterprises under the PRC Enterprise Income Tax Law. Therefore, these entities are entitled to enjoy a preferential tax rate as long as they maintain their qualifications. This qualification must be renewed every three years. The preferential tax treatment is subject to periodic review and may be adjusted or revoked at any time. We cannot assure you that these entities will continue to qualify as high and new technology enterprises when they are subject to reevaluation in the future. In addition, pursuant to a preferential tax policy to encourage economic development in China’s western regions, nine of our PRC subsidiaries are entitled to enjoy a preferential tax rate until 2030, as long as their revenue composition meets certain requirements. In the event that the preferential tax treatment for these entities is discontinued, these entities will become subject to the standard tax rate, which would materially increase our tax obligations.

We may be subject to legal or administrative proceedings regarding information provided on our online portals or other aspects of our business operations, which may be time-consuming to defend.

Our online portals contain information about hotels, transportation, popular vacation destinations, and other travel-related topics posted by us as well as third parties. It is possible that if any information accessible on our online portals contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to breach of contract claims, intellectual property infringement, unfair competition claims, claims relating to our online ride-hailing services, advertising services and pricing information we provide, and other matters. Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flow. Regardless of the outcome and merit of such proceedings, any legal action can have an adverse impact on us because of defense costs, negative publicity, diversion of management’s attention, and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings could materially and adversely affect our financial position, results of operations, or cash flows in a particular period or damage our reputation.

We could be liable for breaches of internet security or fraudulent transactions by users of our online platforms and our websites.

The internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission, and sharing of confidential information. In recent years, PRC government authorities have enacted legislation, such as the Cyber Security Law, on internet use to protect personal information from any unauthorized disclosure. The Cyber Security Law requires a network operator, which includes among others, internet information services providers, to take technical measures and other necessary measures to safeguard the safe and stable operation of its networks, imposing a relatively vague but broad obligation to provide technical support and assistance to the public security and state security authorities in connection with criminal investigations or for reasons of national security. The law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security, and take corresponding remedial measures. Any violation of the PRC Cyber Security Law may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, shutdown of websites, or criminal liabilities. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Internet Information Security and Privacy Protection.”

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

In particular, the laws and regulations related to the internet and related industries are complex, evolving, subject to change and vary across jurisdictions globally. Any failure or claim of our failure to comply could cost us substantial resources, result in liabilities and harm our reputation. Any changes in these rules could require a change in our business operations. Some jurisdictions regulate the internet and related industries extensively and the internet-related laws and regulations may be relatively new and evolving. New laws and regulations applicable to internet business and activities may be promulgated, and their interpretation and enforcement involve uncertainties. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. As a result, under certain circumstances it may be difficult to determine what actions or omissions constitute violations of applicable laws and regulations. Due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the regulatory licenses we hold may not be sufficient to meet regulatory requirements, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed to be violating relevant laws and regulations. As we further develop and expand our business scope, we may need to obtain additional qualifications, permits, filings, approvals or licenses. Moreover, we may be required to obtain additional licenses or approvals if the regulatory authorities adopt more stringent policies or regulations for our industry.

For example, AI-related services may subject us to new or enhanced regulatory requirements, including additional governmental or regulatory scrutiny. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Potential issues in the adoption and use of artificial intelligence in our product offerings may result in reputational harm or liability.”

In addition, the PRC government and regulatory authorities have adopted regulations governing content contained within videos, live streaming, and other information over the internet. For details, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Value-Added Telecommunications Services.” Any failure to comply with these regulations may subject us to liability. We conduct content reviews regularly to ensure that the live streaming and other content on our platform complies with the laws and regulations, but we cannot assure you that our review process will always guarantee zero violation of the content related laws and regulations. Reports or publicity of content on our platform that is fraudulent, obscene, superstitious, or otherwise inappropriate may result in negative publicity, harm to our brand, or a regulatory response that might have a material and adverse impact on our business.

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

Our air and railway ticketing businesses are subject to uncertainties in regulatory and business policies.

The Civil Aviation Administration of China and the NDRC regulate pricing of air tickets. The Civil Aviation Administration also supervises commissions payable to air-ticketing agencies together with the China Air Transport Association. Railway tickets are sold by the railway transport enterprises. The fare rates of railway tickets are subject to government-guided or government-set prices, while market-adjusted prices apply in competitive areas. Fares for high-speed rail trains may partly be determined by the railway transport enterprises.

Recently, both the aviation and railway sectors in China have introduced measures to further standardize the operations of online travel agencies, or OTAs, and other third-party platforms. For example, it has been publicly reported that in April 2026, certain airlines in China issued notices to ticket agencies, requiring them not to distribute their inventory on OTAs and other third-party platforms. Meanwhile, railway transport enterprises also enhanced the management of third-party platforms. If new regulatory policies are adopted by the Civil Aviation Administration, the NDRC, the China Air Transport Association, the National Railway Administration of the PRC, or any of their regional branches, or if business policies are adjusted by airlines and railway transport enterprises, we may have to adapt our current business practices, and our air and railway ticketing revenue may be adversely affected.

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

Data security and protection has become one of the policy focuses of many jurisdictions in which we operate. Substantial uncertainties remain with respect to the interpretation and enforcement of the data security and privacy protection regulations of some jurisdictions and their impact on us, which makes it difficult to determine what actions or inactions may be deemed to be in violation of the applicable laws and regulations in certain circumstances. The relevant government authorities may have wide discretion in the interpretation and enforcement of these laws. For example, major internet platforms like us are exposed to possibilities of being identified by the regulatory authority to be a critical information infrastructure operator or a network platform operator in China. If we are identified as a critical information infrastructure operator, we would be required to fulfill various obligations that are currently not applicable to us. Moreover, we may need to follow the cybersecurity review procedure and apply to the Cybersecurity Review Office before making certain purchases of network products and services. During the cybersecurity review, we may be required to undertake certain business adjustments, which may cause disruptions to our business and operations. The cybersecurity review could lead to a diversion of time and attention of our management and our other resources. Furthermore, we cannot assure you that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the government authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the government authorities may conduct investigations, levy fines, request app stores to take down our apps, cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and materially and adversely affect our business, financial condition, and results of operations.

The PRC regulatory and enforcement regime with regard to data security and personal information protection is evolving and may be subject to different interpretations or significant changes. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Internet Information Security and Privacy Protection.” For example, the PRC Data Security Law established a tiered system for data protection in terms of its importance. Data categorized as “important data”, which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. The processor of such data is required to evaluate the risks of its data activities periodically and file assessment reports with the regulatory authorities. In addition, the Security Assessment Measures for Data Outbound Transfer outline the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of China. There are uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. We cannot assure you that our practices will be deemed to be fully compliant with all regulatory requirements. Recently, we have received a written notice of a proposed fine as our processing of certain personal information was deemed not fully compliant with applicable regulatory requirements. Any failure, or perceived failure, to maintain the security of data in our possession or to comply with applicable laws and obligations may result in regulatory actions and liability, including rectification order, warning, fines, suspension of relevant business, revocation of business permits or licenses and negative publicity, and may require us to expend significant resources in responding to and defending allegations and claims, as well as rectifying our practices.

The European Union traditionally takes a broader view as to what is considered personal information and has imposed greater obligations under its privacy and data protection laws. In particular, the European Union adopted the General Data Protection Regulation in April 2016, which came into effect in May 2018. The General Data Protection Regulation results in more stringent requirements for data processors and controllers, including more fulsome disclosures about the processing of personal information, data retention limits, and deletion requirements, mandatory notification in the case of a data breach, and elevated standards regarding valid consent in some specific cases of data processing. The General Data Protection Regulation also includes substantially higher penalties for failure to comply with the requirements. For example, in the event of violations, a fine of up to 20 million Euros or up to 4% of the annual worldwide turnover, whichever is greater, may be imposed. In addition to the General Data Protection Regulation, when other future laws and regulations relating to data privacy come into effect, the more stringent requirements on privacy user notifications and data handling will require us to adapt our business and incur additional costs.

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

Strategic acquisition of complementary businesses and assets creates significant challenges, such as a dilutive effect on our equity securities and an impact on our financial performance, that may materially and adversely affect our business, reputation, results of operations, and financial condition.

We have made and intend to continue to make strategic acquisitions in the travel industry globally. If we are presented with appropriate opportunities, we may continue to acquire complementary businesses and assets in the future. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could adversely affect our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired business. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. Moreover, we may not be able to achieve our intended strategies and this may result in substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired business or manage a larger business. Any such negative developments could materially and adversely affect our business, reputation, results of operations, and financial condition.

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

In particular, our strategy of investing in a complementary business could be adversely affected by anti-monopoly laws in the relevant jurisdictions. We may incur significant cost in an effort to comply with applicable anti-monopoly laws. The interpretation, implementation and enforcement of anti-monopoly laws in some of the jurisdictions where we operate are subject to uncertainties. As such, although we intend to comply with applicable anti-monopoly laws, we cannot assure you that relevant authorities will agree with our interpretation of the applicable laws. Our proposed investment or acquisitions may not pass anti-monopoly review by regulatory authorities, and could be subject to penalties or other restrictive measures that may have a negative effect on our business and financial results. For example, we are subject to the PRC Anti-Monopoly Law, under which companies must notify the State Administration for Market Regulation, or the SAMR, in advance of any concentration of undertakings where the parties’ revenues in the relevant markets exceed certain thresholds for review. In light of the uncertainties relating to the PRC Anti-Monopoly Law, the SAMR may disagree with our assessment as to whether our past and future acquisitions or investments meet the filing requirement. There can be no assurance as to whether it will thus impose any penalties or other restrictive measures on us.

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

We have incurred substantial indebtedness to execute our business operations and strategies. Payment due within one year from December 31, 2025 for our debt obligations amounted to RMB18.5 billion (US$2.6 billion). Payment due after one year from December 31, 2025 for our debt obligations amounted to RMB11.6 billion (US$1.7 billion). To the extent that we were to settle or redeem our convertible notes or exchangeable senior notes in cash, our debt obligations would become more substantial.

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

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business, and other factors, many of which are beyond our control. As a result, we may not generate or obtain sufficient cash flow to meet our anticipated operating expenses and to service our debt obligations as they become due.

We recorded a significant amount of goodwill and indefinite-lived intangible assets in connection with our strategic acquisitions and investments, and we may incur material impairment charges to our goodwill and indefinite-lived intangible assets if the recoverability of these assets becomes substantially reduced.

In connection with our strategic acquisitions in recent years, we recorded a significant amount of goodwill and indefinite lived intangible assets in our financial statements. As of December 31, 2025, our goodwill was RMB62.3 billion (US$8.9 billion). ASC 350 “Intangibles-Goodwill and Other” provides that intangible assets that have indefinite useful lives and goodwill will not be amortized but rather will be tested at least annually for impairment. ASC 350 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We may first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test, by taking into consideration macroeconomics, overall financial performance, industry and market conditions and the share price. If determined to be necessary, the quantitative impairment test will be used to identify impairment. For 2023, 2024, and 2025, we did not recognize any impairment charges for goodwill or indefinite-lived intangible assets, because there was no indicator of impairment identified in our qualitative assessment. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge. We may potentially incur significant impairment charges if the recoverability of these assets becomes substantially reduced in the future. Any such impairment charges would adversely affect our financial condition and results of operations. In addition, in the case that the trading price of our ADSs or ordinary shares declines, and the amount by which the share price exceeds the carrying value of the reporting unit becomes minimal, it may be considered an indicator for us to perform an interim goodwill impairment test and we may need to recognize impairment on goodwill or other long-lived assets. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Goodwill, Intangible Assets and Long-Lived Assets.”

We may face greater risk of doubtful accounts as our business increases in scale.

We provide credit terms to certain ecosystem partners, and also extend credit to our users by making payments on behalf of them when they book travel products on our platform. Our accounts receivable and other receivables have increased as our business grows. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding receivables from our ecosystem partners and users. As a result, we may face a greater risk of non-payment of our receivables and, as our business grows in scale, we may need to make higher allowance for credit losses. For the years ended December 31, 2023, 2024, and 2025, we provided provisions for credit losses of RMB79 million, RMB330 million, and RMB477 million (US$68 million), respectively. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our receivables.

The determination of the fair value changes of certain financial assets requires significant management judgment and estimation based on unobservable inputs, which may lead to valuation uncertainty and a change in the fair value of our long-term investments.

As of December 31, 2025, we had investments of RMB1.0 billion (US$139 million) classified under Level 3 in the fair value hierarchy. The fair values of these investments were determined by us based on an income approach utilizing various unobservable inputs which required significant judgment, determined by us, with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility, and probability in equity allocation. Accordingly, such determination requires us to make estimates and assumptions, which may be subject to material changes, and therefore inherently involves a certain degree of uncertainty. Factors beyond our control, such as general economic condition, changes in market interest rates, and stability of the capital markets, can significantly influence and cause adverse changes to the estimates we used and thereby affect the fair value of these investments. Should any of the estimates and assumptions change, there may be a change in the fair value of our financial assets, which would materially and adversely affect our results of operations and financial conditions.

For further details, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Fair value of Available-for-sale Debt Investments.”

We sustained losses in the past and may experience earnings declines or net losses in the future.

Despite that we recorded net income of RMB10.0 billion, RMB17.2 billion, and RMB33.4 billion (US$4.8 billion) in 2023, 2024, and 2025, respectively, we recorded net losses in the past. Substantial uncertainties remain with respect to our business outlook, results of operations, and financial condition in the future. We cannot assure you that we can sustain profitability or avoid net losses in the future. Our operating expenses may still increase in the future and the degree of increase in these expenses is largely based on anticipated growth, revenue trends, and competitive pressure. As a result, any decrease or delay in generating additional sales volume and revenues and increase in our operating expenses may result in substantial operating losses.

We incurred net current liabilities and net operating cash outflows in the past, and may not assure you that we will continue to achieve or maintain net current assets or net operating cash inflow in the future.

Despite that we had net current assets of RMB38.1 billion and RMB42.9 billion (US$6.1 billion) as of December 31, 2024 and 2025, respectively, we had net current liabilities in the past. There can be no assurance that we will not experience liquidity problems in the future. We may not be able to fulfill our obligation to provide travel products or services to our users, the failure of which may negatively affect our cash flow position. If we fail to generate sufficient revenue from our operations, or if we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations, and capital expenditure, and our business and financial position will be adversely affected.

We had net cash provided by operating activities of RMB22.0 billion, RMB19.6 billion, and RMB14.4 billion (US$2.1 billion) in 2023, 2024, and 2025, respectively. However, we have had net operating cash outflows in the past. While we believe that we have sufficient working capital to fund our current operations, we cannot guarantee that we will not experience cash outflow from our operating activities in the future. If we are unable to maintain adequate working capital, we may default on our payment obligations and may not be able to meet our capital expenditure requirements, which may have a material adverse effect on our business, financial condition, and results of operations.

Failure to maintain effective internal control over financial reporting could result in errors in our published financial statements, which in turn could have a material adverse effect on the trading price of our ADSs or ordinary shares.

We are subject to the reporting obligations under the U.S. securities laws. As required under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2025. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2025. If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs or ordinary shares. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Historically, we made short-term investments, representing (i) held-to-maturity investments which are due in one year and stated at amortized cost; (ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year measured at fair value; and (iii) foreign currency forward contracts measured at fair value which are short-term. Changes in the fair value are reflected in our consolidated statements of income and comprehensive income. The methodologies that we use to assess the fair value of the short-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term investments or that we will not incur any fair value losses on our short-term investments in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

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

We operate in many jurisdictions across the globe, and may in the future continue expanding, or seek to expand, our operations to additional jurisdictions. The global operation and expansion plan exposes us to international political, legal and economic risks, which are complex, fluid and unpredictable. Our ability to operate in multiple countries and regions may be adversely affected by changes in international and local laws, regulations and government policies, such as those related to e-commerce, data privacy, cybersecurity, travel industry, sanctions, consumer protection, payment, intellectual property protection, investment, taxation and other matters, as well as changes in the enforcement of the above laws, regulations and policies. Many, if not all, of the above-mentioned risks apply to our operations in multiple jurisdictions across the globe. If any of these risks were to occur, our business, financial condition and results of operations could be materially and adversely affected by any of the risks above.

We cannot guarantee that we will be able to successfully carry out our global expansion strategy. We will face certain risks inherent in doing business globally, including, but not limited to, difficulties in developing, staffing and simultaneously managing global operations as a result of distance, language and cultural differences; challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands; challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them; challenges in recruiting and retaining talented and capable management and employees in various markets; challenges in obtaining and maintaining sufficient intellectual property protection and rights in various jurisdictions; dependence on local marketing channels; challenges in selecting suitable geographical regions for international business; political or social unrest or economic instability; compliance with applicable laws and regulations in multiple regions across the globe and unexpected changes in laws or regulations, relating to investment restrictions and ownership requirements, among others; exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequences; and increased costs associated with doing business in multiple jurisdictions across the globe.

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

•

international trade or investment policies, barriers to trade or investment and geopolitical conflicts, as well as export control, economic or trade sanctions and the trend towards trade and technology “de-coupling”;

•	the need for increased resources to manage regulatory compliance across our international businesses;

•	compliance with privacy laws and data security laws and compliance costs across different legal systems;

•	heightened restrictions and barriers on the transfer of data between different jurisdictions;

•	business licensing or certification requirements of the local markets;

•	exchange rate fluctuations;

•	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism; and

•	significant capital required for entering into new geographical markets, including the cost of promoting our current and future brands in the new markets and building sales and services networks.

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

We are subject to a variety of laws and regulations across the many jurisdictions where we operate, including without limitation those relating to e-commerce, data privacy, cybersecurity, travel industry, sanctions, consumer protection, payment, intellectual property protection, investment and taxation.

These laws and regulations can be significantly different across different jurisdictions and are continually evolving. Regulatory regimes in connection with e-commerce, data privacy and cybersecurity, among others, of certain jurisdictions tend to have more stringent requirements than others, such as South Korea. Compliance with these laws and regulations is costly, requires significant management time and effort and may require changes to our business practices for local adaptation. We may also be subject to inconsistent compliance obligations across jurisdictions. In addition, if enhanced enforcement of laws and regulations requires us to expend significant resources in response or results in the imposition of new obligations, our business and results of operations could be adversely affected.

A variety of laws and regulations govern or apply to the collection, processing, sharing, disclosure, transfer and other use of data regarding consumers. We are subject to laws, regulations, contractual obligations and industry standards relating to privacy, data protection, information security and consumer protection, which are evolving and subject to potentially differing interpretations. The regulatory environment in these areas is becoming increasingly rigorous and is likely to remain uncertain for the foreseeable future. For the major data and privacy laws and regulations applicable to our business, including in the European Union, and their related risks, see “—Risks Relating to Our Business and Industry—Our failure to comply with privacy and data protection laws and regulations in various jurisdictions could subject us to sanctions, damages, and litigation, and could harm our reputation and business.”

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

Changes in economic and political policies of the PRC government could adversely affect our business.

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

We conduct our business in China primarily through our wholly-owned PRC subsidiaries, which are governed by PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. In addition, we depend on several VIEs in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. The PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations, and rules may not always be uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit remedies available to us and may evolve quickly with little advance notice. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If we and the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including restructuring. See “—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in certain businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

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

Furthermore, the PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has published new policies that significantly affected certain industries, and we cannot rule out the possibility that the PRC government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

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

The majority of our revenues and costs are denominated in Renminbi, while a portion of our financial assets, financial liabilities, and our dividend payments are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We may use foreign exchange spot, forward, or other contracts to help hedge our exposure to foreign currency risk where we deem necessary, and may adopt additional measures in the future to manage such risk. Any significant revaluation of Renminbi or U.S. dollars may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of Renminbi against U.S. dollars would make any new Renminbi-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of Renminbi against U.S. dollars would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments relating to financial liabilities or making payments for dividends on our ordinary shares or the ADSs or for other business purposes, an appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amount available to us.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents and the grant of employee stock options by overseas-listed companies may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular of SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which states that (i) a PRC resident, including a PRC domestic resident individual or a PRC domestic institution, must register with the local branch of SAFE before contributing its assets or equity interest in domestic enterprises, or offshore assets or interests into a special purpose vehicle, for the purpose of investment and financing; and (ii) when the special purpose vehicle undergoes changes in basic information, such as changes of its PRC resident natural person shareholders, name or operating period, or occurrence of a material event, such as change in share capital, transfer or replacement of equity of a PRC resident natural person, performance of merger or split, the PRC resident must register such change with the local branch of SAFE in a timely manner. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be prohibited from distributing its profits and the proceeds from any reduction in capital, share transfer, or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

PRC resident individuals who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company promulgated by SAFE on February 15, 2012. All such participants need to retain a PRC agent through PRC subsidiaries to register with SAFE and handle foreign exchange matters such as opening accounts, transfer and settlement of the proceeds. This circular further requires an offshore agent to be designated to handle matters in connection with the exercise of share options and sale of shares for the participants of share incentive plans. We and our PRC employees who have been granted stock options are subject to this circular. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and certain other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly enforcement authority be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

Moreover, the PRC Anti-Monopoly Law and Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings require that transactions which are deemed concentration of undertakings and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all business operators participating in the transaction exceeded RMB12.0 billion and at least two of these business operators each had a turnover of more than RMB800 million within China, or (ii) the total turnover within China of all the business operators participating in the concentration exceeded RMB4.0 billion and at least two of these business operators each had a turnover of more than RMB800 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. On February 7, 2021, the Anti-Monopoly Commission of the State Council further issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which aim at specifying some of the circumstances under which activities of internet platforms may be identified as monopolistic acts as well as setting out merger control filing procedures involving variable interest entities. On June 24, 2022, the Standing Committee of the National People’s Congress adopted an amendment to the PRC Anti-Monopoly Law, which introduced a “safe harbor” for vertical monopoly agreements entered into by business operators whose market share falls below a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of the PRC Anti-Monopoly Law, among others. This amendment emphasized the enforcement of the PRC Anti-Monopoly Law in the internet and other key industries. The strengthened enforcement of the PRC Anti-Monopoly Law could result in investigations on our acquisitions or investments conducted in the past and make our acquisitions or investments in the future more difficult due to the prior filing requirement. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, it may be costly to adjust some of our business practices in order to comply with these laws, regulations, rules, guidelines and implementations. If we are found to have carried out a concentration of undertakings in violation of the PRC Anti-Monopoly Law, we could be subject to restrictive measures including an order to cease the concentration activities, a fine of up to 10% of our sales revenue from the previous year where such concentration has or may have the effect of excluding or restricting competition, or a fine of up to RMB5 million where such concentration does not have the effect of excluding or restricting competition, or a more severe punitive fine for particularly serious circumstances, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound. The aforesaid penalties and restrictive measures could affect our business and financial results, and harm our reputation. See “—Risks Relating to Our Business and Industry—Our strategy to invest in complementary businesses and assets and establish strategic alliances involves significant risks and uncertainties that may have a material adverse effect on our business, reputation, financial condition, and results of operations.”

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued on February 3, 2011 and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that came into effect on September 1, 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security to be subject to security review before consummation of any such acquisition. In December, 2020, the NDRC and the Ministry of Commerce further promulgated the Foreign Investment Security Review Measures, which came into effect on January 18, 2021. These measures require direct or indirect investment by foreign investors of PRC companies engaged in military-related or certain other industries be subject to security review before consummation of any such investment. “Certain other industries” refer to, among others, important transportation services, important cultural products and services, important information technology and internet products and services, and important financial services that are crucial to national security.

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

The PCAOB had historically been unable to inspect registered public accounting firms headquartered in the Chinese mainland (including our independent auditor). The inability of the PCAOB to inspect such registered public accounting firms headquartered in the Chinese mainland (including our independent auditor) in the past has deprived our investors of the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in the Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed Trip.com Group Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal years ended December 31, 2022, 2023, and 2024, and we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our ordinary shares have been listed on the Hong Kong Stock Exchange since April 19, 2021 and the ADSs and ordinary shares are fully fungible, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings in the future under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On February 17, 2023, the CSRC promulgated the Overseas Offering and Listing Measures and published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. These regulations established a filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the regulations, an overseas offering of securities by a PRC domestic company, either in a direct or indirect manner, has to be filed with the CSRC. As advised by Commerce & Finance Law Offices, our PRC legal counsel, we are not required to complete the filing procedures with the CSRC for our historical securities offering. Nevertheless, in the event that we conduct any securities offerings that will be captured by the Overseas Offering and Listing Measures in the future, we will have to complete the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering on the Nasdaq Global Select Market or the Hong Kong Stock Exchange, or within three business days following the submission of an application for overseas offering and listing on any other overseas market(s). In addition, the implementation of the Overseas Offering and Listing Measures is still subject to interpretation and evolvement. We cannot assure you that we will be able to strictly comply with the regulatory requirements. If we fail to do so, our business operation, financial condition, results of operations, and business prospects may be materially and adversely affected. For details of the effective and draft regulations relating to offshore offerings by PRC domestic companies, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to M&A and Overseas Listings.”

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. Any failure to obtain or delay in obtaining requisite approval(s) or completing requisite filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC government authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These government authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC government authorities also may take action requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, results of operations, reputation, and the trading price of our listed securities.

It may be difficult for overseas regulators to conduct cross-border investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States may be difficult to pursue as a matter of law or practicality in foreign countries. For example, the Circular on Strengthening the Confidentiality and Archives Administration Relating to Overseas Issuance and Listing of Securities by Domestic Companies was jointly promulgated by the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration of China, and came into effect on March 31, 2023, pursuant to which, a PRC domestic company must obtain approvals and make filings with the authorities when providing or publicly disclosing, by itself or through the overseas listing entity, any document or material that involves state secrets or state organs work secret. In addition, pursuant to this circular, any investigation, collection of evidence or inspection targeting China-based issuers, securities companies and security service institutions proposed by overseas securities regulatory authorities and the competent departments must be carried out through cross-border regulatory cooperation mechanism and obtain approval from the CSRC or the competent departments. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which came into effect in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and, without the consent by the PRC securities regulatory authorities and the other competent government agencies, no entity or individual may provide documents or materials related to securities business overseas. In addition, the PRC Data Security Law and the PRC Personal Information Protection Law provide that no entity or individual within the PRC territory must provide any foreign judicial body and law enforcement body with any data or any personal information stored within the PRC territory without the approval of the competent PRC government authority. While detailed interpretations of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and the VIEs, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—PRC Regulations—Regulations Relating to Foreign Exchange Supervision” for details.

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

Trip.com Group Limited is an exempted company with limited liability incorporated in the Cayman Islands and a foreign person under PRC law. PRC laws and regulations restrict foreign investment in certain businesses, including the value-added telecommunications industries. As a result, we conduct part of our business through contractual arrangements with the VIEs. These VIEs hold the licenses and approvals that are essential for our business operations. However, as Trip.com Group Limited is a Cayman Islands holding company with no equity ownership in the VIEs, investors in our ADSs or the ordinary shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the industries that our business may relate to, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual rights over the assets of the VIEs, which constituted 5% of our total assets as of December 31, 2025. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities, including those that we may register for sale, to significantly decline or become worthless.

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

Furthermore, although we are not aware of any actual or threatened investigation, inquiry or other action by the SEC, Nasdaq, or any other regulatory authority with respect to the consolidation of the VIEs, we cannot assure you that we will not be subject to any such investigation or inquiry in the future. In the event we are subject to any regulatory investigation or inquiry relating to the VIEs, including the consolidation of such entities into our financial statements, or any other matters, we may need to spend a significant amount of time and expenses in connection with the investigation or inquiry, our reputation may be harmed regardless of the outcome, and the trading price of our ADSs or ordinary shares may materially decline or fluctuate.

If the VIEs violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights, which may be time-consuming and expensive.

As the PRC government restricts foreign ownership of certain businesses, such as the value-added telecommunications businesses in China, we depend on the VIEs, in which we have no ownership interest, to conduct part of our business activities through a series of contractual arrangements, which provide us with a “controlling financial interest” in the VIEs as defined in FASB ASC 810 by entitling us to (i) the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) the right to receive the economic benefits from the VIEs that could be significant to them. Although we have been advised by our PRC legal counsel, Commerce & Finance Law Offices, that the contractual arrangements as described in this annual report are valid, binding, and enforceable under current PRC laws, these arrangements are not as effective in providing control as direct ownership of these businesses. For example, the VIEs could violate our contractual arrangements with them by, among other things, failing to pay us for our consulting or other services. In any such event, we would have to rely on the PRC legal system for the enforcement of those agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and incurrence of substantial costs. See “—Risks Relating to Multi-jurisdictional Operations—The PRC government’s significant oversight and discretion over our business operations and uncertainties with respect to the PRC legal system could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

The principal shareholders of the VIEs have potential conflict of interest with us, which may adversely affect our business.

Some of our employees and senior consultants were also the principal shareholders of the VIEs as of the date of this annual report. Thus, a conflict of interest between their duties to our company and their interests in the VIEs may arise. We cannot assure you that when conflict of interest arises, these persons will act entirely in our interests or that the conflict of interest will be resolved in our favor. In addition, these persons could violate their non-competition obligations under service contracts with us or their legal duties by diverting business opportunities from us to others, resulting in our loss of corporate opportunities. In any such event, we would have to rely on the PRC legal system for the enforcement of these agreements, which could have uncertain results. Any legal proceeding could result in the disruption of our business, diversion of our resources and incurrence of substantial costs. See “—Risks Relating to Multi-jurisdictional Operations—The PRC government’s significant oversight and discretion over our business operations and uncertainties with respect to the PRC legal system could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

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

Pursuant to the PRC Enterprise Income Tax Law, its implementing rules, and a circular of Taxation on Several Preferential Policies on Enterprise Income Tax issued by the Ministry of Finance and the State Taxation Administration in February 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign-invested enterprise to its immediate offshore holding company are subject to a 10% withholding tax unless such offshore holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement, and certain supplementary requirements and procedures stipulated by the State Taxation Administration for such tax treaty are met and observed. Some of our PRC subsidiaries are considered foreign-invested enterprises that are directly or indirectly held by our subsidiaries in Hong Kong. According to the currently effective tax treaty between the Chinese mainland and Hong Kong, dividends payable by a foreign-invested enterprise in China to a company in Hong Kong that directly holds at least 25% of the equity interests in the foreign-invested enterprise will be subject to a withholding tax of 5% provided certain conditions could be met.

Under the Notice of the State Taxation Administration on Issues regarding the Implementation of the Dividend Provision in Tax Treaties promulgated in February 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits on dividends under a tax treaty. These conditions include, but are not limited to: (i) the taxpayer must be the beneficial owner of the dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Taxation Administration promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in February 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner.”

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties promulgated by the State Taxation Administration on October 14, 2019, effective and came into effect on January 1, 2020, which provides that non-resident enterprises are not required to obtain pre-approval from the tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, collect and retain materials for reference in accordance with these treaties, and accept supervision and management from the tax authorities afterwards. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

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

If we exercise the option to acquire equity ownership in the VIEs, such ownership transfer requires approval from or filings with PRC governmental authorities and is subject to taxation, which may result in substantial costs to us.

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

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-PRC resident investors. On February 3, 2015, the State Taxation Administration issued Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-PRC Resident Enterprises, or STA Notice No. 7. Pursuant to STA Notice No. 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise except for certain circumstances. On October 17, 2017, the State Taxation Administration issued a Notice Concerning Withholding Income Tax of Non-Resident Enterprise, or STA Notice No. 37, which abolishes certain provisions of STA Notice No. 7. STA Notice No. 37 further reduces the burden of withholding obligator, such as revocation of contract filing requirements and tax liquidation procedures, strengthens the cooperation of tax authorities in different places, and clarifies the calculation of tax payable and the mechanism of foreign exchange.

There is uncertainty as to the application of STA Notice No. 7 and STA Notice No. 37. In the event that non-PRC resident investors were involved in our private equity financing transactions and such transactions were determined by the competent tax authorities as lacking reasonable commercial purposes, we and our non-PRC resident investors may become at risk of being taxed under STA Notice No. 7 and STA Notice No. 37 and may be required to expend costly resources to comply with STA Notice No. 7 and STA Notice No. 37, or to establish a case to be tax exempt under STA Notice No. 7 and STA Notice No. 37, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us.

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

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of market and industry conditions broadly, as well as factors specific to our company, many of which are beyond our control.

Investor sentiment toward our listed securities may be adversely affected by broad market and industry conditions, such as negative developments, underperformance, or volatility in the trading prices of other listed companies within the internet or travel industry. In addition, macroeconomic and geopolitical developments, fluctuations in currency exchange rates, and overall stock market movements, which often occur independent of individual companies’ performance, can disproportionately affect the trading prices of our listed securities. These factors may cause the trading prices of our listed securities to fluctuate substantially, regardless of our actual operating results.

In addition to market and industry factors, the prices and trading volume for listed securities may be highly volatile due to factors specific to our company, including, but not limited to, the following:

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

•

outbreaks of contagious diseases or similar adverse public health developments, extreme unexpected bad weather, severe natural disasters, political or market instability or disruptions, actual or perceived social unrest and their impacts on the internet or travel industry;

•	litigation and regulatory allegations or proceedings that involve us, our directors, or our senior management;

•	additions to or departures of key personnel;

•	sales or perceived potential sales or other dispositions of existing or additional shares and/or ADSs or other equity or equity-linked securities;

•	any share repurchase program;

•	regulatory developments affecting us or our industry, users, licensors and other ecosystem partners; and

•	market and volume fluctuations in the stock market in general.

Substantial declines or volatility in the trading prices of our securities may expose us to additional risks and challenges. In the past, following periods of instability in the market price of a company’s securities, shareholders have often instituted securities class action suits against that company. Should we become the target of this type of litigation, it could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could materially and adversely affect our business, financial condition, and results of operations.

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our public offering in Hong Kong in April 2021, and the trading of our ordinary shares on the Hong Kong Stock Exchange commenced on April 19, 2021 under the stock code “9961.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we have applied for, and been granted, a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time. As a result, we have adopted different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

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

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. As we have chosen, or may from time to time choose, to follow home country practice exemptions with respect to certain corporate matters such as the requirement of shareholder approval for adoption of and material amendment to our equity-based compensation plans, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”

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

Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;

•	the sections of the U.S. Exchange Act regulating liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

In addition, on June 4, 2025, the SEC issued a concept release soliciting public input on whether the definition of foreign private issuer should be amended, including possible changes to the eligibility criteria and the regulatory framework applicable to foreign private issuers. Any changes to the SEC’s rules could result in new or more stringent requirements for foreign private issuers or could cause us to lose our status as a foreign private issuer. If the SEC adopts new rules or amends existing rules in a manner that affects our eligibility as a foreign private issuer, we could become subject to additional U.S. regulatory and reporting requirements applicable to domestic issuers, which could increase our compliance costs and require significant management attention and resources. There can be no assurance as to the timing or outcome of any such regulatory changes, or the impact they may have on our business, operations, or reporting obligations.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of Nasdaq; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the corporate governance requirements of Nasdaq.

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

We are incorporated in the Cayman Islands, and a substantial portion of our assets and operations are located outside the United States. The majority of our directors and officers are nationals or residents of non-U.S. jurisdictions and most of their assets are located outside of the United States. As a result, it may be difficult for you to effect service of process upon us or our directors and officers. It may be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities law against us and our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Singapore, the PRC or elsewhere would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty, (iii) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (iv) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (such as awards of punitive or multiple damages). However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or executive officers in the Chinese mainland or Hong Kong as the United States and the Chinese mainland or Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in the Chinese mainland or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of the Chinese mainland or Hong Kong, as applicable, to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time and by the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders, and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to the ADS holders unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make these rights available to the ADS holders unless the distribution to ADS holders of both the rights and any related securities is either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

Holders of ADSs may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to ADS holders. These restrictions may have a material adverse effect on the value of the ADSs.

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

In November 2007, we implemented a defense mechanism against potential hostile takeovers through a shareholder rights plan pursuant to a rights agreement, which was subsequently amended. The shareholder rights plan will be accounted for as a dividend in our financial statements upon the exercise of the shareholder rights. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in our outstanding shares. As the shareholder rights plan generally allows shareholders, except for the acquirer who triggers the exercise of the rights, to purchase additional shares at a significantly discounted market price, the potential dilution effect is dependent on the number of shares purchased by the acquirer and other factors related to the acquisition, and may not be estimated at this time. In addition, the existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for the ADSs.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, which may result in adverse U.S. federal income tax consequences for U.S. holders of the ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets.

Based on the market price of our ADSs and the nature and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2025, and we do not expect to be a PFIC for the foreseeable future. However, no assurances can be given with regard to our PFIC status for our current or subsequent taxable years because our PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile), changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent declines in the market price of our ADSs increased our risk of being or becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

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

We are subject to a variety of taxes and tax collection obligations in multiple jurisdictions. The implementation and interpretation of the relevant tax laws and regulations are constantly evolving, and the determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Any changes in tax laws, or differing interpretations by local tax authorities, could result in retroactive assessments of additional taxes, surcharges, and fines. The imposition of any such back taxes and penalties could have a material adverse impact on our business operations and cash flows.

Due to shifting economic and political conditions, tax policies and laws, tax rates in various jurisdictions may be subject to significant changes that could impair our financial results. In December 2021, the Organization for Economic Cooperation and Development (“OECD”) released model rules introducing a 15% global minimum tax rate for large multinational enterprises (“Pillar Two”). Large multinational enterprises within the scope of the rules are required to calculate their Pillar Two effective tax rate for each jurisdiction where they operate and are liable to pay a top-up tax for the difference between their Pillar Two effective tax rate per jurisdiction and the 15% minimum tax rate. Subsequently, multiple sets of administrative guidance have been issued. As of the date of this annual report, various tax jurisdictions have either enacted legislation to adopt certain components of the Pillar Two model rules beginning in 2024 or 2025 with the adoption of additional components in later years, or announced their plans to enact such legislation in future years. We have started and will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions in which we operate. As the rules are still evolving, there might be changes and uncertainties regarding the interpretation of the rules and implementation details, and there is no guarantee that these changes will not affect our financial results.

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

Exchange between our ordinary shares and our ADSs may adversely affect each other’s liquidity and/or trading price.

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

There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of ordinary shares in exchange of ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

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

We are a leading global one-stop travel service provider, integrating a comprehensive suite of travel products and services and differentiated travel content. Leveraging our one-stop-shop model, high-quality service, and advanced technology, we are consistently expanding our global reach. We are the go-to destination for travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and the Hong Kong Stock Exchange in 2021, we currently operate under a portfolio of brands, including (i) Ctrip, a leading provider of travel and related services in China, (ii) Qunar, a leading online travel agency in China, (iii) Trip.com, an online travel agency for global travelers, and (iv) Skyscanner, a leading global travel search company, with the mission “to pursue the perfect trip for a better world.”

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

As a result of our leading position in travel markets and our vast user base, our platform has attracted ecosystem partners across multiple sectors, including accommodation reservation, transportation ticketing, packaged tours, and in-destination activities. We provide our ecosystem partners with a variety of technology-enabled solutions and help them establish an online presence, access our massive and global user base, and engage with users in real time. In addition, we have rolled out content sharing features on our platform, which allow users to discover, explore, and share travel-related content featuring destination reviews and travel experiences and tips, thereby further enriching the ecosystem surrounding our platform.

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

Online Channels. Our online channels consist of our mobile applications, other mobile access channels, and websites. Our online reservation and fulfillment infrastructure enables our users to explore, search, reserve, and purchase travel products and other value-added services through our online channels. For the year ended December 31, 2025, over 90% of our total transaction orders were executed through our mobile channels. We maintain our main PRC site of Ctrip through our subsidiaries and Ctrip Commerce (VIE). Qunar also maintains its main PRC site of Qunar through its subsidiaries and Qunar Beijing (VIE). As of December 31, 2025, our products and services through Trip.com were available in 27 languages, 44 local currencies and 48 local sites, and our products and services through Skyscanner were available in 43 languages and over 50 countries and regions globally.

We offer personalized home pages based on user profiles or past transactions and display travel products and services based on geolocation that are available to us in compliance with the applicable laws and other travel insights. While placing an order, users are prompted with options to customize their trips with packaged deals or additional value-added services for their convenience, such as travel insurance, car rental, or hotel deals. All products and services are shown with full price transparency. Our itinerary management tools enable users to review and manage their orders and itineraries. We encourage users to submit ratings, reviews, and recommendations to our platforms during their trips and after they return from their trips. Leveraging our content sharing feature, users are inspired by new travel ideas, make informed travel decisions, and share their travel experiences in an engaging community.

Offline Channels. In addition to our 26 customer service centers located around the world, we have offline stores with our business partners to serve our users who prefer an in-person experience. In our offline stores, we provide users with one-stop services, such as travel consultation services and other local support and assistance. As of December 31, 2025, we had around 6,000 offline stores across approximately 300 cities in China.

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

Our ecosystem partner base includes hotels and other accommodation providers, airlines and other air ticket partners, train ticket partners, car rental companies, bus operators, ferry carriers, other travel agencies from whom we source travel products and services, and value-added service partners. We also opened up our platform to international partners, search engines, e-commerce platforms, and other channels to expand their business opportunities and increase the offerings available to our users. As of December 31, 2025, our open platform provided approximately 1.7 million global accommodation listings, offered flights from over 680 airlines, and had a network of over 60,000 other ecosystem partners. With our global user base, we are well-positioned to forge partnerships with various participants in the global travel ecosystem and expand our global presence.

We carry out an ecosystem partner selection process to ensure the quality of product and service offerings to our users. When determining whether to accept a prospective ecosystem partner to our open platform, we take into account various factors, including reputation, industry expertise and know-how, price competitiveness, and track record of delivering high-quality products and services. We also have streamlined the contracting process for ecosystem partners by using an e-contract system onto our open platform. We set high service standards and manage product and service quality of our ecosystem partners through screening and ratings. We monitor our ecosystem partners’ performance based on user feedback. Ecosystem partners with good performance will be rewarded, while those with negative reviews will be flagged for improvement.

Our Products and Services

We offer accommodation reservation, transportation ticketing, packaged tours, and corporate travel management services, as well as other travel-related services to meet the various booking and traveling needs of both leisure and business travelers through our travel platform. We began offering accommodation reservation and transportation ticketing services in October 1999. Since then, we have been driving the transformation of travel experience and the adoption of online- and mobile- based travel booking solutions for leisure and business travelers. We capture evolving user preferences and provide travel content as well as travel products and services to make travel effortlessly enjoyable. In addition, we offer various other products and services, including packaged-tour and in-destination activity products and services, corporate travel management services, and other travel-related services, such as car services, travel-related financing and insurance, and visa services to meet the various booking and traveling needs of both leisure and business travelers. Our users also have access to both user-generated and professionally-generated content through personalized content feeds and our search tools.

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

Transportation Ticketing

Users can search and book transportation tickets via our online platform and customer service centers. Our search functions allow users to narrow search results by specifying preferences, such as time and mode of transportation, and we leverage our data analytics capability to help them book tickets that best suit their travel needs. As of December 31, 2025, our transportation ticketing network covered over 220 countries and regions.

Air Tickets

We sell air tickets as an agent for substantially all PRC airlines and major international airlines operating flights. As of December 31, 2025, we offered flights from over 680 global airlines, covering over 3,500 airports in over 220 countries and regions. Our air ticket booking engines source real-time availability and pricing information from “direct connects” to airlines’ booking systems and the global distribution system, a computerized network system that has real-time link to our ecosystem partners’ inventory.

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

In-destination Activities

Destinations are often defined by the activities available upon arrival. Over the years, users have been seeking more novel experiences and are eager to do more memorable activities in the destinations. Driven by the rise of experiential travel, we offer a variety of in-destination products and services, such as in-destination dining and shopping, day tours of popular tourist destinations, attraction and show tickets, customized tour guide services, and virtual tour assistants. Users not only have plenty of options for what and when to book in-destination activities, but also can book at the last minute in a quick and straightforward manner on our platform. As of December 31, 2025, we offered over 350,000 in-destination activities around the world. As the needs of the market further evolve, we are enriching our offerings of in-destination products and services to further expand our business.

Corporate Travel Management

Trip.Biz is our digital-first, full-service corporate travel management business, providing technology-enabled solutions for organizations managing business travel at scale. We support corporate clients across more than 30 markets through a global operating model that combines advanced technology, multi-source global content, and industry-leading service, enabling consistent travel program management for regional and multinational organizations.

Through an integrated travel management platform, we deliver end-to-end services covering booking, policy compliance, approvals, traveler support, payments, and reporting, helping clients improve cost control, enhance operational efficiency, and meet duty of care and sustainability objectives, while delivering consistent business travel experiences.

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

Live Streaming. We have a dedicated live streaming platform with integrated resources and content. In addition to our official live streaming channel, our live streaming platform also hosts professionally-generated content contributed by professional travel bloggers, KOLs, and our ecosystem partners. We have collaborated with leading international hotel brands to offer our users discounts on luxury hotels through live streaming. Our live streaming has also showcased destinations around the world with featured international travel products, attracting millions of views by our users. We have diversified our live streaming distribution channels by collaborating with leading live streaming platforms.

User Support

We provide user support online and offline through multiple channels such as calls, instant messaging, email, and social networks, in multiple media formats such as voice, text, image, and video, 24 hours a day, seven days a week. We are committed to maintaining high service standards worldwide. As of December 31, 2025, we had nine customer service centers located around the world. We also provide comprehensive aftersales services including aftersales support, pre-travel warnings, major incident compensation, a special situation refund policy, and emergency support, among others.

In China, we have been a standard setter for user support in the travel industry. In 2016, we launched the first travel safety center in the region. The service center established seven mechanisms to provide travelers with more protection, including the application of the global supplier travel safety standards, travel warning centers, a global travel destination emergency assistance mechanism, major disaster protection funds, a special reason cancelation policy, global travel insurance and rescue services, and a tour guide responsibility mechanism. We provide our users with travel insurance service including insurance consultation and claim settlements, from delayed and cancelled trips to accidental injury treatment, through one of the subsidiaries with an insurance license. In 2017, we launched the first global travel SOS service in the region. Users who book a trip from our platforms have access to 24/7 emergency support. The SOS service currently covers three major categories: (i) support in emergencies such as natural disasters and terrorist attacks, (ii) support in case of injury or illness during the journey, including assistance in medical treatment, delivery of medicines, and translation services, and (iii) assistance provided when valuables are lost during the journey, including assistance in the recovery of lost property and eventually bringing the property back to the home country.

As we consistently expand our global reach, Trip.com has also been recognized for exceptional quality of service. At the 2024 International Customer Relations Excellence Awards presented by the Asia Pacific Customer Service Consortium, Trip.com was recognized as both Contact Center of the Year and Global Support Services of the Year. Trip.com has also been awarded as Asia’s leading online travel agency in 2024 at the World Travel Awards. These recognitions underscore our commitment to putting customers first, offering 24/7 global support and service to international travelers at every stage of their journey.

During 2025, we were named Best Online Travel Agent in Asia at the Travel Weekly Asia Readers’ Choice Awards, and received the Brand of the Year Award in South Korea. These awards reflect our ongoing commitment to service quality, localized execution, and customer-centric innovation.

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

For our users, our technologies enable curated suggestions, a streamlined user experience, enhanced user engagement, and the sharing and viewing of user-generated content. We use both public and private cloud technologies to optimize operational efficiency. Some of the core technologies underlying our user support include (i) CtripIM, an instant messenger system developed in-house, which offers a streamlined problem-solving process, (ii) Softswitch, which enables us to securely encrypt users’ displayed phone numbers to prevent leakage of sensitive user information, (iii) SoftPBX, a telephone system software that distributes calls through the intranet to different operators after the user’s phone call is connected. These technologies enable us to handle user requests more efficiently, support our users in times of traffic spikes, enhance system stability, and ensure consistent availability to our users, (iv) WenDao/TripGenie, a big-data-driven, intelligent travel assistant that provides users with questions and answers related to itinerary planning, information gathering, and others, (v) Trip.Planner, a revolutionary one-stop travel planning hub, powered by AI to transform complex itineraries into effortless, personalized journeys, and (vi) TripBest, a ranking system for products in travelling destinations, which comprehensively evaluates factors such as user reviews, sales and popularity to provide users with the best product recommendations.

For the ecosystem partners, our technologies enable marketing and optimize operating efficiency based on traveler preference and accurate demand predictions. We offer a variety of solutions to our ecosystem partners, such as (i) an e-booking system for accommodation partners, which provides standardized information input to accommodation partners to digitalize their offerings, and (ii) a pricing error monitoring system for airfare, which detects flight tickets with abnormally low fares (bug fares) using anomaly detection models based on massive historical and real-time airfare data.

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

Our technologies for flight ticket searches include a search engine and ticket recommendation system. These technologies can support hundreds of millions of queries per day. The technology currently covers departure or arrival cities worldwide and accommodates various languages. We have also built intelligent tools and machine learning technologies for ecosystem partners to strengthen their competitive positions. We provide deep integration of travel information technology systems with online transaction platforms, which further decreases airlines’ operating cost and maximizes revenue.

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

Marketing and Brand Awareness

Through a combination of online and offline marketing, brand promotion, cross-marketing, and rewards program, we have created strong brands associated with travel products and services and user support. In addition, we leverage word-of-mouth referrals among users to promote our brands. We will continue to use our focused marketing strategy to further enhance awareness of our brands and acquire new target users. We are currently focused on the Asia-Pacific region in terms of marketing, as it is projected to witness the fastest growth in the coming years within the global travel industry. We are also expanding and growing rapidly in new markets, which helps to diversify our market portfolio and strengthen our global presence.

Brand Advertising

We currently operate through four leading travel brands, namely (i) Ctrip, a leading provider of travel and related services in China; (ii) Qunar, a leading online travel agency in China; (iii) Trip.com, an online travel agency for global travelers; and (iv) Skyscanner, a leading global travel search company.

We conduct our brand campaigns through advertising on video streaming platforms, targeted liquid-crystal displays in public spaces, and billboards at airports, railway stations, and bus stations. We also work with celebrities in our marketing campaigns and embed our brand and travel products into live TV shows, movies, and other entertainment marketing channels. We also opened around 6,000 offline stores as of December 31, 2025 to supplement our online marketing to acquire more consumers who prefer an in-person experience. With these diverse channels, we believe that we have effective strategies to enhance brand awareness and user engagement and attract a new generation of users, and we have a unique advantage in our ability to develop truly multi-channel marketing solutions for global destinations.

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

From an internal policy perspective, we limit access to our servers that store our user and internal data on a “need-to-know” basis. Our internal control protocols cover the full lifecycle of data processing including collection, transmission, storage, analytics, destruction, and disposition. We collect personal information with adherence to the principle of minimum necessity and obtain informed authorization from the users. We adopt a data encryption system to ensure data storage and transmission security. We establish an authorization mechanism to prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner and timely remove unnecessary data privileges of the personnel who no longer need access to our data. We establish supplier data security programs to evaluate and promote the data protection capabilities of suppliers who process our data. We also deploy a variety of detection mechanisms, including machine learning technology and other automated tools that help us independently identify certain misleading information on our platform to remove, suppress, or forward the content for human review. As we continue to develop these tools, content is reviewed by our trained specialists to comply with applicable laws and regulations. Furthermore, we implement comprehensive data masking of user data for the purpose of fending off potential hacking or security attacks.

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

As of December 31, 2025, we had over 1,100 patents registered with the PRC Intellectual Property Administration, including over 880 invention patents, and we had over 700 pending patent applications in China.

As of December 31, 2025, we owned over 1,850 registered trademarks and approximately 300 pending trademark applications, in various categories with the Trademark Office of the PRC Intellectual Property Administration. In addition, we had over 200 registered trademarks in various jurisdictions outside of China. We have registered our major trademarks “Ctrip” and “携程” (simplified Chinese characters for Ctrip), “携程 Ctrip” (a combination of the Chinese and English characters for Ctrip), “Trip.com,” and “Trip.com Group” in various countries and regions.

As of December 31, 2025, we held over 1,650 computer software copyrights and over 200 other copyrights registered with the PRC Copyright Administration.

As of December 31, 2025, we had over 330 domain names primarily used in connection with our operations in the Chinese mainland including ctrip.com, and approximately 50 domain names used in connection with our operations outside the Chinese mainland, including trip.com, and we have full legal rights over these domain names. As of the date of this annual report, all of our registered domain names were in effect.

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

Customers and Suppliers

We have a broad base of customers, which primarily consists of our ecosystem partners, including airlines and other air ticket partners, hotel and alternative accommodation partners, and various value-added travel products and services partners, such as insurance companies. We have cultivated and maintained good relationships with our ecosystem partners since our inception. We have a team of employees dedicated to enhancing our relationship with existing ecosystem partners and developing relationships with prospective ecosystem partners. Our customers also include but are not limited to (i) users who purchase travel products that we source from ecosystem partners, (ii) users who purchase ancillary value-added travel products and services, and (iii) advertisers who post advertisements of their products and services on our online platforms.

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

In June 2025, we entered into a share repurchase agreement, as amended and restated, with MakeMyTrip Limited (“MakeMyTrip”), an investee of our company, to sell 34,372,221 Class B ordinary shares that we held to MakeMyTrip for an aggregate consideration of approximately US$3.0 billion for cancellation. This was part of our efforts to optimize our investment portfolio and enhance shareholder returns. The transaction was closed in July 2025 and we recorded a gain from investment of RMB15.2 billion in other (expense)/income accordingly. Immediately following the repurchase, we remained the largest minority shareholder of MakeMyTrip.

Other than the above, we have not made any material acquisitions, strategic investments, or disposals in the past three years.

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

The year of 2025 marks the fifth year of our rural tourism revitalization strategy. As a flagship initiative under our “Community Friendly” pillar, our Country Retreats leverage high-quality, locally rooted accommodation to promote the coordinated development of rural economies, culture and ecosystems. As of 31 December 2025, 28 Country Retreat properties were in operation across 13 provinces, municipalities and autonomous regions in China. During the year, five new jointly-operated properties were added, extending coverage to diverse cultural and ecological regions, including Inner Mongolia, Guangdong, Zhejiang, Shandong and Xinjiang. By positioning accommodation as a catalyst for local development, the program continues to deepen the integration of tourism and community economies. In 2025, Country Retreats recorded a 21% year-over-year increase in room nights, an approximately 8% increase in total revenue from these accommodation reservations and a 15% increase in non-room revenue from these activities. The program directly created over 400 jobs and indirectly supported approximately 11,000 local employment opportunities. Over the past five years, its cumulative employment impact has reached approximately 51,000 jobs, demonstrating the multiplier effect of the “Accommodation+” model in rural revitalization. Country Retreats adopt a strongly localized operating model, prioritizing local recruitment and providing structured training to build long-term employment capacity. At the same time, the program integrates surrounding agricultural, handicraft and cultural resources to develop sustainable local value chains.

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

We do not operate any manufacturing or warehousing facilities. Therefore, we are not subject to significant health, work safety, social, or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to the labor and safety laws and regulations. For the year ended December 31, 2025 and up to the date of this annual report, we had not been subject to any material fines or other penalties due to non-compliance with health, work safety, social, or environmental regulations.

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

Regulations Relating to Foreign Investment in China

Foreign Investment Industrial Policy

Investment activities in China by foreign investors are principally governed by the Catalog for the Encouragement of Foreign Investment Industries (2025 Edition) and the 2024 Negative List promulgated by the Ministry of Commerce and the NDRC, which set forth the industries in which foreign investments are encouraged, restricted, and prohibited. Industries that are not listed in the Catalog for the Encouragement of Foreign Investment Industries (2025 Edition) and the 2024 Negative List are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

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

Regulations Relating to Value-Added Telecommunications Services

The PRC Telecommunications Regulations, most recently amended in February 2016, provide the regulatory framework for telecommunications service providers in China and require a telecommunications service provider to obtain an operating license prior to commencing its operations. The Telecommunications Regulations categorize all telecommunications services as either basic telecommunications services or value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services. Pursuant to the Catalog of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently amended on June 6, 2019, information services provided via the public telecommunication network or the internet and the online data processing and transaction processing services provided via the public telecommunication network or the internet by utilizing various kinds of data and transaction processing application platforms that are connected to the public telecommunication network or the internet fall within value-added telecommunications services.

According to the Administrative Measures on Internet Information Services last amended on December 6, 2024, the internet information services are classified into commercial internet information services and non-commercial internet information services; an operator of commercial internet information services must obtain a value-added telecommunications operating license for the provision of internet information services from the appropriate telecommunications authorities. The internet information services providers shall not produce, reproduce, publish or disseminate any information that contains content prohibited by laws and regulations. The Administrative Measures for Telecommunications Operating Licenses came into effect on September 1, 2017 and further regulate the telecommunications operating licenses.

Since 2016, the CAC, the National Radio and Television Administration, the SAMR and other certain authorities have promulgated a series of regulations governing online live streaming. These include, among others, the Administrative Regulations on Online Live Streaming Services, the Circular on Issues concerning Strengthening the Administration of Online Live Streaming of Audio-Visual Programs, the Measures for the Administration of Online Performance Business Operations, the Guidelines on Strengthening Supervision of Online Live Streaming Marketing Activities, the Administrative Measures for Live Streaming Marketing (Trial), the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming, the Guidelines on Strengthening the Management of Online Live Streaming Operations, the Opinions on Further Compacting the Main Responsibility of the Website Platform on Information Content Management and the Notice on Further Standardizing the Profit-Making Behavior of Live Streaming to Promote the Healthy Development of the Industry. According to these regulations, online live streaming platforms and/or service providers shall fulfill specific obligations, such as regulating in-platform transactions, conducting real-name authentication for users and streamers, strengthening protection for minors, improving the content review system, and safeguarding personal information and data security.

The Measures on Supervision of Live Streaming E-commerce came into effect on February 1, 2026. According to these measures, live streaming e-commerce platform operators are required to collect and verify the authentic identity information, actual business addresses, contact information, relevant administrative licenses, and other necessary information of the live streaming room operators applying to conduct e-commerce activities on the platform, and to maintain a registration file for them. Such verification shall be renewed at least every six months. Moreover, the platform operators are also required to ask the live streaming room operators to provide verified identity information of the live marketing personnel before the first live streaming. The identity information of both live streaming room operators and live marketing personnel shall be submitted to the relevant authority in January and July of each year.

Regulations Relating to Travel Agency

The PRC Tourism Law, which was last amended in 2018, aims to protect tourists’ and tour operators’ legal rights, regulate the travel market, protect and make a reasonable use of travel resources, and promote the development of the travel industry, and sets forth specific requirements for the operation of travel agencies and the activities in which travel agencies are prohibited from engaging.

The travel industry is subject to the supervision of the Ministry of Culture and Tourism and local tourism administrations. The principal regulations governing travel agencies in China include the Travel Agency Regulations, most recently amended on November 29, 2020, and the Implementing Rules of Travel Agency Regulations, most recently amended on December 12, 2016. Under these regulations, a travel agency must obtain a license for outbound travel agency business from the tourism administrative department of the State Council or its authorized provincial-level tourism administration, and a license for domestic and inbound travel agency business from the provincial-level tourism administration or its authorized municipal tourism administration.

The Travel Agency Regulations permit foreign investors to establish foreign invested travel agencies. Foreign-owned travel agencies are allowed to open branches nationwide, but are restricted from engaging in outbound tourism business for the Chinese mainland residents, unless otherwise determined by the State Council, or provided under a free trade agreement between the country and China, or any closer economic partnership arrangements between the Chinese mainland, Hong Kong, and Macao. Since 2009, a series of policies have been published to gradually allow foreign invested travel agencies to engage in the business of arranging for PRC residents to travel to overseas destinations on a trial basis, including the Opinion on Accelerating Development of Travel Industry, the Interim Measures for Supervising Pilot Operation of Overseas Travel Business, the Plan to Strengthen the Reform and Open-up Policy in China (Shanghai) Pilot Free Trade Zone, the Approval to the Work Plan on Fully Promoting the Comprehensive Pilot Program for Expanding the Opening-Up of the Service Industry of Beijing Municipality and the approvals of the State Council to temporarily adjust relevant regulations.

On August 20, 2020, the Ministry of Culture and Tourism promulgated a Tentative Administrative Measure on Online Travel Operation, which intends to standardize the online travel operation business. The online travel operation services mean the provision of travel services to the travelers via the information network such as internet and such services include package tour, transportation, accommodation, dining, sightseeing, entertainment, and so on. The operator of an online travel business must provide real and accurate travel services information without false promotion and advertisement. The operator of an online travel platform must verify the identification, license, quality standard, and credit rating of all travel business operators registered on the platform. The online travel business operator must protect the personal data privacy of travelers and must not set unfair trading conditions based on traveler’s consumption records and travel preferences by abusing data analyzing technology. The platform operator must examine the license and qualification of travel business operators inside the platform and alert the travelers for safety warning, and should take the corresponding liability if it fails to perform the obligations requested by such administrative measures.

Regulations Relating to Air-Ticketing

The air-ticketing business is subject to the supervision of the China Air Transport Association and its branches. The Self-Discipline Measures for Air Passenger and Cargo Sales Agency Industry promulgated by the China Air Transport Association came into effect on March 1, 2019, which encourages self-discipline administration for the air transportation sale agency industry. The China Air Transport Association has further promulgated the Business Standards of Air Passenger Transportation Sales Agencies and the Business Standards of Air Freight Transportation Sales Agencies, which introduce general business standards applied by airlines for selecting and authorizing their air-ticketing sales agents.

In August 2017, the Civil Aviation Administration of China issued the Notice on Regulating Online Air-ticketing, pursuant to which online air-ticketing platforms cannot conduct bundle sales of any other services and products by default along with selling air tickets. The online air-ticketing platform must display ancillary air-ticket-related services and products (such as VIP lounge coupons and insurance) in an explicit and accurate manner and can only offer such services and products to customers as options in addition to their air ticket purchases.

The Administrative Provisions on Public Air Transport Passenger Services, which were promulgated by the Ministry of Transport and came into effect on September 1, 2021, stipulate certain obligations of aviation sales online platform operators and agents.

Regulations Relating to E-Commerce

The Measures for the Supervision and Administration of Online Trading, effective in May 2021 and amended in March 2025, stipulate the obligations of online trading operators. Social networking, live streaming, or other network services providers who provide online trading platform services for operators must perform the obligations in accordance with the laws and regulations. On December 24, 2014, the Ministry of Commerce promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) to regulate the formulation, revision, and enforcement of transaction rules for online retail marketplace platforms.

The PRC E-Commerce Law, which came into effect on January 1, 2019, imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the PRC E-Commerce Law, e-commerce operators who provide search results based on consumers’ characteristics, such as hobbies and consumption habits, must also provide consumers with options that are not targeted at their personal characteristics at the same time, respect and fairly protect the legitimate interests of the consumers. In addition, e-commerce platform operators are not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on their platforms by merchants, or charge merchants operating on their platforms any unreasonable fees. In 2025, the SAMR, together with other relevant authorities, promulgated a series of regulations governing the transactions on online trading platforms to ensure fairness and transparency in online transactions, such as the Measures for the Supervision and Administration of Online Trading Platform Rules, the Compliance Guidelines for Charging Practices of Online Trading Platforms, and the Rules on Price-Related Conducts of Internet Platforms. The Interim Measures for Collaborating with Law Enforcement regarding Online Transactions, which came into effect on January 20, 2025, stipulate that relevant authorities have the right to require platform operators to provide information of online transactions within their platforms and collaborate in law enforcement activities.

An e-commerce platform operator must obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business from appropriate telecommunications authorities, pursuant to the PRC Telecommunications Regulations and the Catalog of Telecommunications Services.

Regulations Relating to Consumer Protection

The PRC Consumer Protection Law was last amended on October 25, 2013 and became effective on March 15, 2014. The PRC Consumer Protection Law sets out the obligations of business operators and the rights and interests of consumers. Business operators must guarantee the quality, function, usage and term of validity of the goods or services they sell or provide, if these goods and services are consumed under normal standards. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online platforms may claim damages from the sellers or service providers. Online platform operators may be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers’ purchase of goods or acceptance of services on online platforms if the platform operators fail to provide consumers with authentic contact information of the sellers or service providers. The Implementation Rules of the PRC Consumer Protection Law came into effect on July 1, 2024, according to which, if the business operators adopt automatic extension, automatic renewal, or other similar mechanisms in connection with the provisions of their services, the business operators must prominently draw the attention of the consumers before they accept the service and before the dates of automatic extension, automatic renewal, or the effectiveness of other mechanisms. The business operators cannot send commercial information to consumers or make commercial telephone calls without the consent of the consumers. In the event that a consumer consents to receiving commercial information and/or commercial telephone calls, the business operators must provide clear and convenient means of cancellation and must immediately stop these behaviors if the consumer chooses to cancel.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the PRC Cyber Security Law, which came into effect on June 1, 2017 and was amended on October 28, 2025. The PRC Cyber Security Law provides that network operators must set up a classified protection system for cyber security. The PRC Cyber Security Law imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The PRC Cyber Security Law also requires network operators that provide network access or domain name registration services, landline, or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. On August 29, 2015, the Standing Committee of the National People’s Congress issued the Ninth Amendment to the PRC Criminal Law, effective on November 1, 2015. Any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order will be subject to criminal penalty.

Since 2021, the CAC and other government authorities have promulgated a series of laws and regulations relating to information protection and data security, including but not limited to, the PRC Data Security Law, the Guidance on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, the Administrative Provisions on Internet Information Service Deep Synthesis, the PRC Personal Information Protection Law, the Cybersecurity Review Measures, the Regulations on the Security Protection of Critical Information Infrastructure, the Security Assessment Measures for Data Outbound Transfer, the Provisions on Facilitating and Regulating Cross-border Data Flow, the Administrative Regulations on Network Data Security, the Administrative Measures on Data Security in the Field of Industry and Information Technology (Trial) and the Administrative Measures for Personal Information Protection Compliance Audit.

The PRC Data Security Law established a tiered system for data protection in terms of their importance. Data categorized as “important data”, which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. In addition, processors of such data are required to evaluate the risks of its data activities periodically and file assessment reports with the regulatory authorities.

The PRC Personal Information Protection Law integrates a variety of rules with respect to personal information rights and privacy protection and applies to the processing of personal information within the Chinese mainland and certain personal information processing activities outside the Chinese mainland, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. On July 7, 2022, the CAC promulgated the Security Assessment Measures for Data Outbound Transfer to outline the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of China. In March, 2024, the CAC further issued the Provisions on Facilitating and Regulating Cross-border Data Flow, according to which data processors who transfer personal information outbound may be exempt from the requirements for security assessment, concluding a standard contract and obtaining security certification under certain circumstances, including when it is necessary to transfer personal data overseas for the purpose of executing and performing a contract to which the individual is a party, such as air ticket and hotel reservation.

The Cybersecurity Review Measures set forth that, where the activity affects or may affect national security, a critical information infrastructure operator that purchases network products and services, or an internet platform operator that conducts data processing activities, must be subject to the cybersecurity review; “internet platform operators” in possession of personal information of over one million users are also subject to the cybersecurity review requirement if such operators intend to pursue a foreign listing. Additionally, PRC governmental authorities may initiate a cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security. According to the Regulations on the Security Protection of Critical Information Infrastructure, the critical information infrastructure operator must perform certain obligations to protect the critical information infrastructure’s security, including, but not limited to, conducting network security test and risk assessment at least once a year. The security protection departments are responsible for organizing the identification of critical information infrastructure in their respective industries and areas in accordance with the identification rules, and will inform to the operators of the identification results in a timely manner and report such results to the public security department of the State Council. According to the Administrative Regulations on Network Data Security, network data processors who carry out network data processing activities that affect or may affect national security shall go through a national security review in accordance with relevant regulations. In addition, the service providers of large network platforms, i.e., platforms with more than 50 million registered users or more than 10 million monthly active users with complex business types and whose network data processing activities have a significant impact on national security, economic operation, national economy and people’s livelihood or other aspects, shall issue annual reports on their social responsibility for personal information protection.

The Administrative Measures for Personal Information Protection Compliance Audit were promulgated by the CAC on February 12, 2025, and will take effect on May 1, 2025. According to these measures, personal information processors who process personal information of more than 10 million individuals should conduct a personal information protection compliance audit (the “Compliance Audit”) at least every two years, who process personal information of more than 1 million individuals shall designate a person responsible for the Compliance Audit, and who provide important Internet platform services with large number of users and have complex business types shall establish an independent organization composed mainly of external members to supervise the Compliance Audit. Under certain circumstances, the CAC and other departments that perform the duty of personal information protection may require the personal information processors to entrust professional organizations to conduct Compliance Audit.

The PRC government authorities have wide discretion in the interpretation and enforcement of these laws. As a major internet platform, we are exposed to risks of being deemed to be a critical information infrastructure operator or a network platform operator meeting the above criteria under the PRC cybersecurity laws.

Regulations Relating to Generative AI

According to the Provisions on the Management of Network Information Content Ecology issued by the CAC in December 2019, a network information content service platform must not, among others, utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations.

According to the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which came into effect in March 2022, providers of algorithm recommendation services with public opinion attributes or social mobilization capabilities should fill in information such as the name of the service provider, service form, application area, type of algorithm, algorithm self-assessment report, intended public content and other information through the Internet Information Services Algorithm Filing System within ten working days from the date of service provision to fulfill the filing procedures, and shall conduct a security assessment in accordance with relevant regulations.

According to the Administrative Provisions on Internet Information Service Deep Synthesis, which came into effect in January 2023, deep synthesis service providers are required to fulfill their primary responsibilities for information security, establish and improve management systems for various aspects, including user registration, algorithm mechanism review, scientific and technological ethics review, information release review, data security, personal information protection, combating telecom and online fraud, and emergency response, and implement secure and controllable technical support measures. According to the Interim Measures on the Management of Generative AI Services, which became effective in August 2023, providers of generative AI who provide services to the public within the territory of the PRC are required to conduct data processing and training activities in accordance with PRC laws and regulations and assume responsibility as producers of online content, as well as fulfill online information security obligations. Other requirements under these measures include, but are not limited to, the use of legitimate data sources, no infringement on others’ legitimate intellectual property rights, and obtaining consent for personal information usage. Violations may result in punishment specified under the PRC data and cybersecurity legal regime, including, but not limited to the PRC Cybersecurity Law, the PRC Data Security Law, the PRC Personal Information Protection Law, and the PRC Scientific and Technological Progress Law. In the absence of any specific provisions, violations may result in warnings, orders to correct, and orders to suspend the provision of services determined by competent governmental authorities. Providers of deep synthesis services and generative AI services with public opinion attributes or social mobilization capabilities should conduct a security assessment and fulfill applicable filing or registration procedures in accordance with these laws and regulations.

On March 7, 2025, the CAC and three other PRC government authorities jointly issued the Measures for Identification of AI Generated Synthetic Contents, which came into effect on September 1, 2025. According to these measures, explicit identifications shall be added to the generated synthetic contents if the service providers provide certain generated synthetic services, such as intelligent dialogue, intelligent writing, synthetic voice, face generation, immersive scene generation, which may lead to public confusion or misidentification. Meanwhile, implicit identifications should be added in the metadata of the documents of generated synthetic contents, which shall include the attribute information of the generated synthetic contents, name or code of the service providers, content serial number and other production element information. The service providers are encouraged to add implicit identifications in such forms as digital watermarks, to the generated synthetic contents.

Regulations Relating to Advertising Business

The PRC Advertising Law, which was last amended on April 29, 2021, requires advertisers to ensure that the content of the advertisements is true. The content of advertisements shall not contain prohibited information.

On February 25, 2023, the SAMR promulgated the Measures for Administration of Internet Advertising, which regulate any advertisements published on the internet, including, but not limited to, those on websites, webpage, and apps, those in the forms of word, picture, audio, video, and others, and stipulate the obligations of the advertisers, the internet advertising operators, and the internet information service providers. According to these measures, internet platform operators shall take measures to prevent and stop illegal advertisements when providing internet information services, and the product seller or the service provider who markets any product or service through live streaming on the internet, which constitutes a commercial advertisement, must take the corresponding responsibilities and perform obligations of advertisers in accordance with the laws and regulations, and the live streaming operators and marketers should also take corresponding responsibilities and perform obligations if they provide advertising design, production, agency, or publishing services or constitute an advertising endorsement.

Regulations Relating to Insurance Business

According to the Administrative Measures for Licenses of Banking and Insurance Institutions, which came into effect on July 1, 2021, insurance agencies must obtain an insurance intermediary license.

The Provisions on the Supervision and Administration of Insurance Agents, which came into effect on January 1, 2021, provide that an “insurance agent” refers to an agent that is instructed by and receives commissions from insurance companies to handle insurance services to the extent authorized by the insurance companies, including professional insurance agencies, sideline insurance agencies, and individual insurance agents. Professional insurance agencies and the sideline insurance agencies that are legal persons must obtain license relating to insurance agency operations from the insurance regulatory authority under the State Council.

Pursuant to the Measures on the Supervision and Administration of Internet Insurance Business, which came into effect on February 1, 2021, internet insurance businesses should be carried out by insurance institutions legally established, including insurance companies and insurance intermediaries, and the insurance institutions are required to run an online platform operated in-house that satisfies certain conditions.

Regulations Relating to Intellectual Property Rights

Trademark

Trademarks are protected by the PRC Trademark Law and the Implementation Regulation of the PRC Trademark Law. In China, registered trademarks include commodity trademarks, service trademarks, collective marks, and certification marks. The Trademark Office of the China National Intellectual Property Administration handles trademark registrations and grants a term of 10 years to registered trademarks commencing from the date of registration and the registered trademarks can be renewed every 10 years where a registered trademark needs to be used after the expiration of its validity term.

Patent

Pursuant to the PRC Patent Law and the Implementing Rules of the PRC Patent Law, there are three types of patents in China: invention patents, utility model patents, and design patents. The protection period of a patent right for invention patents is 20 years, and the protection period of a patent right for utility model patents and design patents is 10 and 15 years, respectively, both commencing from the filing date. Any entity or individual that seeks to exploit a patent owned by another party should enter into a patent license contract with the patent owner concerned and pay patent royalties to the patent owner. Pursuant to the Measures for the Filing of Patent Licensing Contracts, the State Intellectual Property Office is responsible for filing of patent licensing contracts nationwide and the parties concerned must complete filing formalities within three months from the effective date of a patent licensing contract.

Copyright

Under the currently effective PRC Copyright Law, Chinese citizens, legal persons, or other organizations are entitled to, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. The purpose of the PRC Copyright Law is to encourage the creation and dissemination of works which are beneficial to the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of socialist cultural and scientific undertakings.

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

Domain Names

The Administrative Measures on Internet Domain Names regulate that “.CN” and “zhongguo (in Chinese character)” are China’s national top level domains. Any party that engages in internet information services must use its domain name in compliance with laws and regulations and in line with the provisions of the telecommunications authority, and shall not use its domain name to commit any illegal act.

Regulations Relating to Anti-Monopoly and Anti-Unfair Competition

The PRC Anti-Monopoly Law, which was last amended on June 24, 2022, applies to monopolistic practices in China, including (i) conclusion of monopoly agreements; (ii) abuse of the dominant market position by undertakings; and (iii) concentration of undertakings that has or may have the effect of eliminating or restricting competition. China’s anti-monopoly enforcement authority may investigate any suspected monopolistic practice through various measures, such as on-site inspection, inquiries, and reviewing and copying relevant documents. If a business operator violates the PRC Anti-Monopoly Law, it may be subject to an order to cease the violation, confiscation of illegal gains, and a fine of up to 10% of its preceding year’s sales revenue. Where the violation involves extremely serious circumstances, extremely negative impact, or grave consequences, a fine of 2 to 5 times the amount calculated based on the aforementioned percentage may be imposed. The 2022 amendment to the PRC Anti-Monopoly Law also allows public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors in accordance with the law, and significantly increased the penalties for violations of the PRC Anti-Monopoly Law, among others. In January 2026, we received notice that the SAMR commenced an investigation into whether we have abused or are abusing a dominant market position to engage in monopolistic conduct pursuant to the PRC Anti-Monopoly Law.

With respect to monopoly agreements, the PRC Anti-Monopoly Law defines monopoly agreements as agreements, decisions or other concerted practices that eliminate or restrict competition. The PRC Anti-Monopoly Law prohibits competitors from entering into horizontal monopoly agreements to, among others, fix or change the prices of goods, restrict the output or sales volume of goods, divide the sales or raw material procurement markets, restrict the purchase of new technologies or equipment or development of new technologies or products, or engage in collective boycotts. Subject to the exceptions discussed below, the PRC Anti-Monopoly Law also prohibits business operators from entering into vertical monopoly agreements with their trading counterparties to fix the price for resale of goods to third parties or restrict the minimum price for resale of goods to third parties, among others. In addition, the PRC Anti-Monopoly Law prohibits business operators from organizing other business operators to enter into monopoly agreements or providing substantial assistance for other business operators to enter into monopoly agreements. For vertical monopoly agreements that fix the resale price or restrict the minimum resale price, a business operator shall not be prohibited from entry thereto if it can demonstrate that the agreement does not have the effect of eliminating or restricting competition. The PRC Anti-Monopoly Law also contains a “safe harbor” for vertical monopoly agreements entered into by business operators whose market share falls below a specific threshold and who meet other conditions to be set by the SAMR, under which such agreements are exempt from the prohibition on monopoly agreements.

With respect to abuse of dominant market position, the PRC Anti-Monopoly Law prohibits business operators with a dominant market position from selling goods at unfairly high prices or purchasing goods at unfairly low prices, or, without justifiable reasons, engaging in the following conduct: selling goods at prices below cost, refusing to transact with trading counterparties, restricting trading counterparties to transacting only with themselves or with business operators designated by them, tying products or imposing other unreasonable conditions on transactions, or applying discriminatory treatment in transaction prices or other transaction conditions to trading counterparties under equivalent conditions, among others. The PRC Anti-Monopoly Law also expressly prohibits business operators with a dominant market position from using, among others, data and algorithms, technology, and platform rules to engage in the abusive practices described above. Under the PRC Anti-Monopoly Law, factors for determining whether a business operator possesses a dominant market position include the market share of the business operator in the relevant market and the competition conditions in the relevant market, the ability of the business operator to control the sales market or the raw material procurement market, the financial and technical conditions of the business operator, the degree of dependence of other business operators on the business operator in terms of transactions, the difficulty for other business operators to enter the relevant market, and other relevant factors. The Provisions on Prohibiting the Abuse of a Dominant Market Position promulgated by the SAMR on March 10, 2023 set out detailed criteria for assessing each type of abusive conduct listed above, and further elaborate on the specific sub-factors to be considered under each of the aforementioned grounds for determining a dominant market position. In light of the SAMR investigation, if (i) we were determined to hold a dominant market position based on the factors described above, (ii) certain of our business practices were found to constitute abuse of market dominant position under the above provisions, and (iii) such business practices were found to eliminate or restrict competition in the relevant market(s), we could be subject to the penalties described above.

With respect to concentration of undertakings, the PRC Anti-Monopoly Law defines concentration of undertakings as (i) merger of business operators; (ii) a business operator acquiring control over other business operators by acquiring their equity interests or assets; or (iii) a business operator acquiring control over, or the ability to exercise decisive influence on, other business operators by contract or other means. Where a proposed concentration reaches the filing thresholds prescribed by the State Council, the business operators must file with the anti-monopoly enforcement authority in advance and may not implement the concentration without having done so. Furthermore, for concentrations below the filing thresholds, if there is evidence indicating that the concentration of undertakings has or may have the effect of eliminating or restricting competition, the anti-monopoly authority may order the business operators to file. If a concentration of undertakings has or may have the effect of eliminating or restricting competition, the anti-monopoly enforcement authority shall make a decision to prohibit the concentration; however, where the business operators can demonstrate that the pro-competitive effects of the concentration clearly outweigh its anti-competitive effects, or that the concentration is in the public interest, the authority may make a decision not to prohibit it. The 2022 amendment to the PRC Anti-Monopoly Law grants the SAMR the power to suspend the review period in merger investigations under specified circumstances.

On January 22, 2024, the State Council released the Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings. These provisions significantly adjust the revenue threshold of merger control filing to either one of the following two conditions: (i) the total global turnover of all business operators participating in the transaction exceeded RMB12.0 billion and at least two of these business operators each had a turnover of more than RMB800 million within China during the previous fiscal year, or (ii) the total turnover within China of all the business operators participating in the concentration exceeded RMB4.0 billion and at least two of these business operators each had a turnover of more than RMB800 million within China during the previous fiscal year. The Provisions on the Review of Concentrations of Undertakings further clarify the factors that should be considered to determine whether an undertaking acquires control over, or may exercise decisive influence on, other undertakings.

In February 2021, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector were promulgated by the Anti-Monopoly Commission of the State Council. The guidelines, which are consistent with the PRC Anti-Monopoly Law, provide guidance on the identification of monopoly agreements, abuse of dominant market position and concentration of undertakings that may have the effect of eliminating or restricting competition in the field of platform economy. More specifically, the guidelines outline certain practices that may, if without justifiable reasons, constitute abuse of dominant market position. Such practices include, without limitation, unfair pricing, below-cost selling, refusal to deal, exclusive dealing arrangements, tying or imposing unreasonable trading conditions (including compulsory collection of unnecessary user data), and discriminatory treatment such as tailored pricing using big data and algorithms. The guidelines also expressly state that concentration of undertakings involving variable interest entities will also be subject to antitrust filing requirements.

In addition, the SAMR issued a series of guidelines in recent years to assist business operators in enhancing their capabilities for preventing, controlling and handling anti-monopoly compliance risks, such as the Overseas Anti-Monopoly Compliance Guidelines for Enterprises, the Anti-Monopoly Compliance Guidelines on Concentrations of Undertakings, and the Anti-Monopoly Compliance Guidelines for Internet Platforms, etc.

According to the PRC Anti-Unfair Competition Law, which was last amended on June 27, 2025, unfair competition refers to situations where business operators disrupt the market competition order and damage the legitimate rights and interests of other business operators or consumers in violation of the provisions of the PRC Anti-Unfair Competition Law in their production and operating activities. The SAMR promulgated the Interim Provisions on Anti-Unfair Online Competition on May 6, 2024, which came into effect on September 1, 2024. Pursuant to the provisions, a platform operator with competitive advantages, without justifiable reasons, shall not make use of technical means to abuse background transaction data, traffic or other information advantages and management rules, to impede or disrupt the normal operation of cyber goods or services legally provided by other business operators and disrupt the fair competition order of the market by shielding any third party’s operating information or unjustifiably interfering with the display order of goods or otherwise. A platform operator shall not take advantage of service agreements, transaction rules or other means to impose unreasonable restrictions on or attach unreasonable conditions to the transactions of the business operators using the platform, the transaction price and the transactions with other business operators. The PRC Price Law, which came into effect on May 1, 1998, requires that business operators shall follow the principles of fairness, legality, and good faith when setting prices. The Regulation on Marking Prices Clearly and Prohibiting Price Fraud requires that business operators shall not infringe upon the lawful rights and interests of consumers or other business operators, or disrupt market price order by taking advantage of pricing means, and shall clearly mark prices in a prominent manner and specify the goods or services corresponding to the prices.

Regulations Relating to Labor and Social Security

According to the PRC Labor Law, the PRC Labor Contract Law and the Implementation Regulations on the PRC Labor Contract Law, labor contracts in written form must be executed to establish labor relationships between employers and employees. In addition, wages cannot be lower than a local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by national rules and standards, provide education regarding labor safety and sanitation to their employees, provide employees with labor safety and sanitation conditions and necessary protection materials in compliance with state rules and carry out regular health examinations for employees engaged in work involving occupational hazards.

According to the PRC Social Insurance Law, the Provisional Regulations on the Collection and Payment of Social Insurance Premiums and the Regulations on the Administration of Housing Fund, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and housing funds. Any employer who fails to contribute may be fined and ordered to make up for the deficit within a stipulated time limit.

Regulations Relating to Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law and the Implementation Regulations on the Enterprise Income Tax Law, a uniform income tax rate of 25% should be applied to resident enterprises and non-resident enterprises that have “establishment or place” situated in China. Besides enterprises established within China, enterprises established in accordance with the laws of other jurisdictions whose “de facto management bodies” are within China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within China but which has an establishment or place of business in China, or which does not have an establishment or place of business in China but has income sourced within China. An income tax rate of 10% should normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC resident enterprise investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the income is not substantially connected with the establishment or place of business, to the extent such dividends or other gains are derived from sources within China.

According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which directly owns 25% or more of the equity interest of the PRC foreign-invested enterprise which pays the dividends, the 10% withholding tax rate applicable under the PRC Enterprise Income Tax Law may be lowered to 5% if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and other applicable laws. The aforementioned tax treaty also provides a benefit for interest payments made by a PRC enterprise to a Hong Kong resident, allowing for a reduction in the withholding tax rate from 10% to 7%. However, according to the Notice on the Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which came into effect on February 20, 2009, if the PRC tax authorities determine, in their discretion, that a company benefits unjustifiably from such reduced income tax rate due to a transaction or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties effective on April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income.

Value-Added Tax

The Value-Added Tax Law of the People’s Republic of China and its implementation rules came into effect on January 1, 2026, according to which, entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets or real estate and the importation of goods in China shall pay value-added tax. The Value-Added Tax Law and its implementation rules provide the definition of taxable transactions, specify how to determine whether the taxable transaction took place in China, and renews the tax rates. According to a series of announcements published by the Ministry of Finance and the State Taxation Administration, the value-added tax levy rate applicable to the small-scale taxpayers is reduced to 1% until December 31, 2027. As of the date of this annual report, the rate of value-added tax applicable to our PRC subsidiaries and the variable interest entities generally varies from 1% to 13% depending on the product type.

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

Since 2015, SAFE has issued a series of notices and circulars to reform the administrative methods regarding foreign exchange capital settlement of foreign-invested enterprises and promote the facilitation of cross-border trade and investment, including the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, the Circular on Reforming and Regulating the Administrative Policy of the Settlement under Capital Accounts, the Circular on the Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment, the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, the Notice on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment, the Notice on Deepening Reforms of Cross-Border Investment and Financing Foreign Exchange Administration and the Notice on Further Facilitating Foreign Exchange Settlement to Support Stable Foreign Trade Development.

The Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies provides the registration procedures and relevant requirements for PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year (except for foreign diplomatic personnel in China and representatives of international organizations in China) to participate in any stock incentive plan of an overseas publicly listed company.

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

Regulations Relating to Dividend Distributions

The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in China include the PRC Company Law and the PRC Foreign Investment Law. Under the current PRC regulatory regime, foreign-invested enterprises in China may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including a foreign-invested enterprise, is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, and cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to M&A and Overseas Listings

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors were last amended on June 22, 2009. Foreign investors must comply with these regulations in any of the following circumstances: (i) purchasing equity interests in a domestic company or subscribing to the capital increase of a domestic company, thereby changing the nature of the domestic company into a foreign-invested enterprise; (ii) establishing a foreign-invested enterprise in China, purchasing the assets of a domestic company by agreement and operating those assets through the foreign-invested enterprise; or (iii) purchasing the assets of a domestic company by agreement, using those assets to establish a foreign-invested enterprise, and then operating those assets. According to Article 11 of the regulations, where a domestic enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic enterprise which is related to or connected with it/him/her, approval from the Ministry of Commerce is required. The regulations, among other things, further purport to require that an overseas special purpose vehicle directly or indirectly controlled by PRC domestic individuals or entities for the purpose of overseas listing obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Pursuant to the Negative List, if a PRC domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company cannot be involved in the company’s operation and management, and their shareholding percentages should be subject, mutatis mutandis, to the regulations on domestic securities investments by foreign investors. At a press conference held on January 18, 2022, the NDRC clarified that the requirement as mentioned above would only apply to PRC domestic companies’ direct overseas offerings.

Under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, and a series of guidance rules and Q&As published by the CSRC in connection with the implementation of the Overseas Offering and Listing Measures, an overseas offering and listing by a PRC domestic company, either in a direct or indirect manner, has to be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis. The issuer or its affiliated PRC domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer must submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering in the same overseas market(s) within three business days after the completion of such follow-on offering. Failure to comply with the filing requirements may result in fines to the PRC domestic companies and the controlling shareholder, and other responsible persons. The responsible persons may be prohibited from entering the securities market by the CSRC in cases of serious violations and may be held criminally liable. The Overseas Offering and Listing Measures also set forth certain regulatory red lines for overseas offerings and listings by PRC domestic enterprises.

As advised by Commerce & Finance Law Offices, our PRC legal counsel, due to the fact that our ADSs have been listed on the Nasdaq Global Select Market and our ordinary shares have been listed on the Hong Kong Stock Exchange, we are deemed as an “Existing Issuer” pursuant to the Overseas Offering and Listing Measures and the implementation guidance and are not required to complete the filing procedures with the CSRC for our historical securities offering. Nevertheless, in the event that we conduct any securities offerings that will be captured by the Overseas Offering and Listing Measures in the future, we will have to complete the filing procedures with the CSRC within three business days following the closing of the securities issuance or offering on the Nasdaq Global Select Market or the Hong Kong Stock Exchange, or within three business days following the submission of an application for overseas offering and listing on any other overseas market(s).

Regulations of Other Jurisdictions

Regulations in Europe

In the European Union and the United Kingdom, we are subject to laws and regulations regarding data privacy and protection, including the General Data Protection Regulation, known as the EU GDPR, on the protection of natural persons with regard to the processing and free movement of personal data. The EU GDPR applies directly in all European Union member states from May 25, 2018 and applies to companies with an establishment in the European Economic Area and to certain other companies not in the European Economic Area that offer or provide goods or services to individuals located in the European Economic Area or monitor individuals located in the European Economic Area. In the United Kingdom, we are subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018, collectively known as the UK GDPR. We refer to the EU GDPR and UK GDPR as the GDPR. The GDPR implements stringent operational requirements for controllers of personal data, including, for example, maintaining a record of data processing activities, expanded disclosures about how personal data is to be collected and processed, limitations on retention of personal data (including pseudonymized data), increased cybersecurity requirements, possible mandatory data breach notification requirements, a requirement for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities, complying with rights for data subjects in regard to their personal data (including data access, erasure (the right to be “forgotten”) and portability), ensuring appropriate safeguards are in place where personal data is transferred out of the European Economic Area and the United Kingdom, and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. The activities of data processors are also regulated, and companies undertaking processing activities are required to offer certain guarantees in relation to the security of processing and the handling of personal data. Contracts between data controllers and data processors will also need to be updated to include certain terms prescribed by the GDPR, and negotiating these updates may not be fully successful in all cases. Failure to comply with the European Union laws, including failure under the GDPR and other laws relating to the security of personal data, may result in fines up to €20,000,000 (£17,500,000 under the UK GDPR) or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices (for a compulsory audit), civil claims (including class actions) and, in certain EU jurisdictions, criminal liability.

In June 2024, the European Union legislators formally signed the EU Artificial Intelligence Act, or the EU AI Act, which came into effect on August 1, 2024. The EU AI Act sets a comprehensive legal framework for the development, provision, marketing and use of AI in the EU market, establishing a detailed classification for AI systems through a risk-based approach. Companies that develop, provide, or use AI in the EU are subject to a series of obligations under the EU AI Act, varying based on risk levels of their AI use case, such as conformity assessments, transparency requirements, information provision, human oversight, accuracy and security. Violation of the provisions under the EU AI Act could result in fines of up to €35 million or 7% of annual worldwide turnover from the preceding financial year, whichever is higher.

In the European Union, the Digital Services Act, which is known as the DSA, came into force on November 16, 2022. The act governs, among other things, potential liability for illegal products on online platforms as well as obligations around traceability of merchants/business users and requires enhanced transparency measures including in relation to any recommendation systems used to present product options to a user, including the main parameters used by such systems and any available options for recipients to modify or influence them. In particular, if an online platform presents information about products in a way that would lead an average consumer to understand the product is provided by the platform directly, rather than by a third-party merchant, the platform may be liable directly under consumer protection law. Further, the DSA contains general requirements that user interfaces may not deceive or manipulate users. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover, and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to failure by the provider to comply with the DSA.

Our operations in the United Kingdom are also subject to increasing regulatory obligations, such as the Online Safety Act and the Digital Markets, Competition and Consumers Act 2024. There is a heightened risk of legal challenges or consumer backlash if regulatory frameworks are not adhered to, leading to damage to brand image and possible fines or sanctions. Increased oversight from regulatory bodies may restrict operational flexibility and innovation.

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

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs, as of December 31, 2025.

Notes:

(1)	Indirectly owned through a Cayman Islands company.

(2)

The 57% owners of Qunar Cayman Islands Limited are several non-U.S. investment entities, namely M Strat Holdings, L.P., Momentum Strategic Holdings, L.P., Ocean Management Limited, and Earthly Paradise Investment Fund L.P., which are consolidated by us under U.S. GAAP.

(3)	Indirectly owned through Ctrip Travel Holding (Hong Kong) Limited and Ctrip.com (Hong Kong) Limited, both of which are Hong Kong companies.

(4)	Indirectly owned through Queen’s Road Travel Information Limited, a Hong Kong company.

(5)	Bo Sun and Maohua Sun hold 89.8% and 10.2% of the equity interest in Shanghai Ctrip Commerce Co., Ltd., respectively.

(6)	Hui Cao and Hui Wang hold 60% and 40% of the equity interest in Beijing Qu Na Information Technology Co., Ltd., respectively.

We are a holding company incorporated in the Cayman Islands and rely on dividends from our subsidiaries in China and globally and consulting and other fees paid to our subsidiaries by the VIEs in China. We conduct a majority of our business through our wholly-owned subsidiaries in China. PRC laws and regulations restrict foreign investment in certain businesses, including the value-added telecommunications industry. As a result, we conduct part of our business through a series of contractual arrangements between our PRC subsidiaries and the VIEs. As of December 31, 2025, significant VIEs and VIEs’ subsidiaries included Ctrip Commerce (VIE), Shanghai Huacheng (VIE), and Qunar Beijing (VIE). The contractual arrangements that we entered into with the VIEs may be amended and/or restated from time to time. We optimize the functions of various VIEs from time to time to avoid duplicative operations among these VIEs.

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

D.	Property, Plant and Equipment

The properties and facilities that we owned as of March 31, 2026 had over 278,000 square meters in aggregate, primarily used for our customer service centers and office premises. As of March 31, 2026, the gross floor area of our leased properties for commercial use amounted to over 710,000 square meters. These leased properties primarily relate to office space and accommodation services.

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

In 2025, we derived approximately 42% of our total revenues from our accommodation reservation, 36% from transportation ticketing, 7% from packaged tour, 5% from corporate travel, and 10% from other products and services.

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

Our financial performance is also affected by our product and service mix. Our products and services have different, sometimes contrasting, GMV contributions and take rates. For example, transportation ticketing is a relatively low take rate service, while accommodation reservation is typically a high take rate service. In addition, GMVs, take rates, and terms of travel products and services may vary depending on the specific ecosystem partners providing them. Any material changes in our product and service mix could materially affect our results of operations.

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

Our market position and our ability to attract new users and continue to retain and engage our existing users also depend on our ability to continue to provide users with superior experiences. For years, we have been consistently enhancing our technology, our product, service, and content offerings, and our user interfaces to offer a personalized, convenient, enjoyable, and inspirational user experience. We have also been catering to our users’ diverse needs and evolving preferences.

Our ability to enhance operating efficiency

Our results of operations have been, and will continue to be, affected by our ability to improve our operating efficiency, especially through investment in technology. As our business continues to scale up, it is essential to improve operating efficiency to enhance the competitiveness of our platform. For example, our AI capabilities coupled with our in-depth travel insights accumulated throughout our operating history allow us to curate suitable travel products and offer tailored suggestions to individual users, which enables significant cross-selling opportunities on our platform. In addition, we apply various AI technologies to achieve effective and precise marketing with reduced cost. In the future, we will continue to invest in technology to further enhance our operations, which may increase our capital expenditure or operating costs but should improve our operating and cost efficiency and service quality in the long run.

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

	For the Years Ended December 31,
	2023	2024	2025
Revenues:
Accommodation reservation	39%	40%	42%
Transportation ticketing	41%	38%	36%
Packaged tours	7%	8%	7%
Corporate travel	5%	5%	5%
Other	8%	9%	10%

Total revenues	100%	100%	100%

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

Accommodation Reservation. Accommodation reservation revenue constitutes a significant source of our revenues. In 2023, 2024, and 2025, our accommodation reservation revenue was RMB17.3 billion, RMB21.6 billion, and RMB26.1 billion (US$3.7 billion), representing 39%, 40%, and 42% of our total revenues, respectively.

We generate substantially all of our accommodation reservation revenue through commissions from hotel reservation partners through our platform. We recognize revenues when the reservation becomes non-cancelable, which is the point at which we complete our performance obligation in accommodation reservation services.

Transportation Ticketing. In 2023, 2024, and 2025, our transportation ticketing revenue was RMB18.4 billion, RMB20.3 billion, and RMB22.5 billion (US$3.2 billion), representing 41%, 38%, and 36% of our total revenues, respectively.

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

Packaged tours. In 2023, 2024, and 2025, our packaged-tour revenue was RMB3.1 billion, RMB4.3 billion, and RMB4.7 billion (US$670 million), respectively. We bundle the packaged-tour products and services and receive referral fees from ecosystem partners for packaged-tour products and services through our platform. Referral fees are recognized on the departure date of the packaged tours as this is when our performance obligation is satisfied.

Corporate Travel. Our corporate travel revenue primarily includes commissions from transportation ticketing booking, accommodation reservation, and packaged-tour services rendered to corporate clients. In 2023, 2024, and 2025, revenue from our corporate travel services was RMB2.3 billion, RMB2.5 billion, and RMB2.8 billion (US$405 million), respectively. We contract with corporate clients based on a service fee model. Travel reservations are made via online and offline services for transportation ticketing booking, accommodation reservation, and packaged-tour services. Corporate travel revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.

Other. Other primarily consists of online advertising services and financial services. In 2023, 2024, and 2025, revenue from other business was RMB3.5 billion, RMB4.6 billion, and RMB6.4 billion (US$916 million), respectively. Advertising revenue is recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements. The financial service revenue mainly represents the platform service fees from third-party financial institutions that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period.

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

Cost of revenues as a percentage of our net revenues was 18%, 19%, and 19% in 2023, 2024, and 2025, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to competitive labor costs, high efficiency of our customer service system and efficiency of our enhanced website operations.

Operating Expenses

Operating expenses primarily consist of product development expenses, sales and marketing expenses, and general and administrative expenses, all of which include share-based compensation expense. In 2025, we recorded share-based compensation expense of RMB2.3 billion (US$325 million), compared to RMB2.0 billion in 2024 and RMB1.8 billion in 2023. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

Product development expenses primarily include payroll compensation of product development personnel, consulting expenses, and other expenses incurred by us that are directly attributable to developing the technologies and products for our business, such as the development of our travel supplier networks as well as service platforms. Product development expenses as a percentage of our net revenues were 27%, 25%, and 24% in 2023, 2024, and 2025, respectively.

Sales and marketing expenses primarily include costs of payroll and related compensation for our sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Sales and marketing expenses as a percentage of our net revenues were 21%, 22%, and 24% in 2023, 2024, and 2025, respectively.

General and administrative expenses primarily include costs of payroll and related compensation and travel expenses for our administrative staff, credit losses, professional service fees, and administrative office expenses. General and administrative expenses as a percentage of our net revenues were 8%, 8%, and 7% in 2023, 2024, and 2025, respectively.

Taxation

Our effective income tax rate was 16%, 15%, and 15% for 2023, 2024, and 2025, respectively.

We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Singapore, Hong Kong, and the Chinese mainland:

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

Singapore

Our subsidiaries incorporated in Singapore are subject to Singapore tax law at the corporate tax rate of 17% on the assessable income arising in Singapore during the tax year.

Hong Kong

The first HK$2 million of profits of the entities incorporated in Hong Kong is taxed at 8.25%, and the remaining profits above HK$2 million are taxed at 16.5%. However, for two or more connected entities, only one of them may elect the two-tiered profits tax rates regime.

Chinese Mainland

Pursuant to the PRC Enterprise Income Tax Law, companies established in the Chinese mainland are generally subject to enterprise income tax at a statutory rate of 25%. The 25% rate applies to most of our subsidiaries and the VIEs established in the Chinese mainland. Eighteen of our PRC subsidiaries and three of the VIEs benefit from a preferential tax rate of 15% by either qualifying as high and new technology enterprises or qualifying under the Catalog of Encouraged Industries in Western Regions under the PRC Enterprise Income Tax Law.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% may be imposed on dividends that non-PRC resident enterprise holders of our ordinary shares or ADSs receive from us and on gains realized on their sale or other disposition of ordinary shares or ADSs, if such income is considered income derived from within the Chinese mainland.

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

Revenue Recognition. We recognize revenues in accordance with ASC 606, “Revenue from Contracts with Customers.” under which our revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts for merchant business where we undertake substantive inventory risks by pre-purchasing inventories. Revenue from accommodation reservation services, transportation ticketing services, packaged tours, and corporate travel is substantially recognized at a point of time when the performance obligations are satisfied. Other comprises primarily of online advertising services and financial services, which are recognized ratably over the time or upon relevant performance obligations being fulfilled.

Business Combination. We apply ASC 805 “Business Combination,” which requires that all business combinations not involving entities or businesses under common control be accounted for under the acquisition method. The cost of an acquisition is measured as the aggregate of fair values at the date of exchange of assets given, liabilities incurred and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of acquisition, fair value of non-controlling interests and acquisition date fair value of any previously held equity interest in an acquiree over (ii) the fair value of identifiable net assets of an acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of a subsidiary acquired, the difference is recognized directly in the consolidated statements of income and comprehensive income.

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

Management determined the fair value of these Level 3 Investments based on valuation models using various unobservable inputs. Valuation techniques are reviewed by an independent and recognized international business valuer before being implemented for valuation and are calibrated to ensure that outputs reflect market conditions. Valuation models established with the assistance of the valuer make use of market inputs and rely as little as possible on our own specific data. However, it should be noted that some inputs, such as revenue growth rate and lack of marketability discounts, require management estimates. Management estimates and assumptions are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions change significantly, it may lead to a material change in the fair value of available-for-sale debt investments. The fair values of the available-for-sale debt investments are set out in Note 7 to the audited consolidated financial statements included elsewhere in this annual report.

In relation to the valuation of the available-for-sale debt investments, we, based on the professional advice received, adopted the following procedures: (i) obtained and reviewed the capability statements and credentials provided by Avista, based on which, we believe that Avista has significant experience and adequate expertise in valuation services and is therefore qualified to assist us in evaluating the appropriateness of the valuations; (ii) provided the independent valuers with necessary financial and non-financial information as required so as to enable the valuers to perform the pertinent valuation assessment. For the forecast of operation results and cash flow performances, we take a prudently reasonable approach as to determine the significant estimates, including the revenue growth rate, and make necessary adjustments on periodical basis to reflect the actual development of the underlying business; (iii) keep frequent discussion with valuers and review their valuation work papers and reports, during which, we carefully understand and evaluate the appropriateness and reasonableness of the overall valuation methodologies, computation basis, significant assumptions and estimates therein, including weighted average cost of capital, lack of marketability discounts, expected volatilities and probabilities in equity allocation; and (iv) review the results of the fair value assessments to understand the reasonableness of the changes of the fair values of the investments. Based on the above procedures, we are of the view that the valuation analysis performed by the valuer is fair and reasonable, and the financial statements of our group are properly prepared.

Details of the fair value measurement of available-for-sale debt investments, particularly the fair value hierarchy, the valuation techniques and key inputs, including significant unobservable inputs, and the relationship of unobservable inputs to fair value are disclosed in Note 8 of the audited consolidated financial statements included elsewhere in this annual report.

Investment. Our investments include equity method investments, equity securities without readily determinable fair values, equity securities with readily determinable fair values, held to maturity debt securities, and available-for-sale debt securities. We apply the equity method in accounting for the investments in entities in which we have the ability to exercise significant influence but do not have control and the investments are in either common stock or in-substance common stock. Unrealized gains on transactions between an affiliated entity and us are eliminated to the extent of our interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. Debt securities that we have positive intent and ability to hold to maturity are classified as held to maturity debt securities and are stated at amortized cost.

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

We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. When indicators of impairment exist, we also prepare quantitative measurements of the fair value of our investments using the income or market approach, which requires the use of unobservable inputs, such as revenue growth rate, weighted average cost of capital, selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable. The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date being different from the fair value presented.

Goodwill, Intangible Assets and Long-Lived Assets. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and the VIEs. Goodwill is not amortized but is reviewed at least annually for impairment or earlier. We first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration macroeconomics, overall financial performance, industry and market conditions and the share price of our company. If determined to be necessary, the quantitative impairment test should be used to identify goodwill impairment. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. For the quantitative assessment of goodwill impairment, we compare the fair value of the unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We perform the annual goodwill impairment test as of December 31, or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of December 31, 2025, we qualitatively assessed various events and circumstances, including macroeconomics conditions, industry and market considerations, our overall financial performance as well as the share price, and concluded by weighing all these factors in their entirety that it was not more likely than not the fair value of our single reporting unit was lower than its carrying value. There was no impairment of goodwill during the years ended December 31, 2023, 2024, and 2025. Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology, business relationship and payment business license as of December 31, 2024 and 2025. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are 2 to 20 years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. We evaluate indefinite-lived intangible assets for impairment on an annual basis as of December 31, or an interim basis if events or other circumstances suggest that the related fair value is below carrying value. An assessment is made on each December 31 as well to determine whether events and circumstances continue to support an indefinite useful life. Judgment in estimating the fair value of these intangible assets includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each asset group. Long-lived assets (including intangibles with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of an asset group is impaired, based on a comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, we recognize impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value. In 2023, 2024, and 2025, we did not recognize any impairment charges for goodwill, intangible assets or long-lived assets. If different judgments or estimates had been utilized, however, material differences could have resulted in the amount and timing of the impairment charge.

Share-Based Compensation. We follow ASC 718, “Stock Compensation,” to account for the share-based payments. We recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award. We applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of the award at the time of grant. Expected life is based on historical exercise patterns. Expected dividend yield is determined in view of our historical dividend payout rate and future business plan. We estimate expected volatility at the date of grant based on historical volatilities. We recognize compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods. If the fair value of the underlying equity and any of the assumptions used in the Black-Scholes model change significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

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

Deferred Tax Valuation Allowances. We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. In assessing the realizability of deferred tax assets, we generally consider cumulative pre-tax losses for recent years to be a significant negative indicator regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. Our future realization of our deferred tax assets also depends on certain other factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carry-forwards expire and the outlook for the economy and our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary. Changes in these factors and assumptions could materially affect the valuation allowance on our deferred tax assets. As of December 31, 2023, 2024, and 2025, we recorded deferred tax assets, net of valuation allowances, of RMB2.6 billion, RMB3.3 billion, and RMB2.8 billion (US$394 million), respectively. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made. As of December 31, 2023, 2024, and 2025, a valuation allowance of RMB922 million, RMB712 million, and RMB876 million (US$125 million), respectively, was provided primarily for net operating losses where it is more likely than not that the deferred tax assets resulting from such losses of certain subsidiaries will not be realized. Hence, we recorded valuation allowance against our gross deferred tax assets in order to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated both in amount and as a percentage of total revenues.

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues:
Accommodation reservation	17,257	39	21,612	40	26,100	3,732	42
Transportation ticketing	18,443	41	20,301	38	22,489	3,216	36
Packaged tours	3,140	7	4,336	8	4,688	670	7
Corporate travel	2,254	5	2,502	5	2,829	405	5
Other	3,468	8	4,626	9	6,404	916	10
Total revenues	44,562	100	53,377	100	62,510	8,939	100
Less: Sales tax and surcharges	(52)	(0)	(83)	(0)	(101)	(14)	(0)
Net revenues	44,510	100	53,294	100	62,409	8,925	100
Cost of revenues	(8,121)	(18)	(9,990)	(19)	(12,122)	(1,733)	(19)
Gross profit	36,389	82	43,304	81	50,287	7,192	81
Operating expenses:
Product development(1)	(12,120)	(27)	(13,139)	(25)	(15,136)	(2,164)	(24)
Sales and marketing(1)	(9,202)	(21)	(11,902)	(22)	(14,904)	(2,131)	(24)
General and administrative(1)	(3,743)	(8)	(4,086)	(8)	(4,474)	(640)	(7)
Total operating expenses	(25,065)	(56)	(29,127)	(55)	(34,514)	(4,935)	(55)
Income from operations	11,324	25	14,177	27	15,773	2,257	25
Interest income	2,090	5	2,341	4	2,603	372	4
Interest expense	(2,067)	(5)	(1,735)	(3)	(849)	(121)	(1)
Other (expense)/income	(667)	(1)	2,220	4	21,321	3,049	34
Income before income tax expense and equity in income of affiliates	10,680	24	17,003	32	38,848	5,557	62
Income tax expense	(1,750)	(4)	(2,604)	(5)	(5,815)	(832)	(9)
Equity in income of affiliates	1,072	2	2,828	5	353	50	1
Net income	10,002	22	17,227	32	33,386	4,775	54
Net income attributable to non-controlling interests and mezzanine classified non-controlling interests	(84)	(0)	(160)	(0)	(67)	(9)	(0)
Accretion to redemption value of redeemable non-controlling interests	—	—	—	—	(25)	(4)	(0)
Net income attributable to Trip.com Group Limited	9,918	22	17,067	32	33,294	4,762	54

Note:

(1)	Share-based compensation was included in the associated operating expense categories as follows:

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Product development	(870)	(2)	(976)	(2)	(1,039)	(149)	(2)
Sales and marketing	(158)	(0)	(171)	(0)	(216)	(31)	(0)
General and administrative	(806)	(2)	(895)	(2)	(1,015)	(145)	(2)

Any discrepancies in the above table between the amounts or percentages identified as total amounts or percentages and the sum of the amounts or percentages listed therein are due to rounding.

2025 compared to 2024

Revenues

Total revenues increased by 17% to RMB62.5 billion (US$8.9 billion) in 2025 from RMB53.4 billion in 2024, primarily driven by resilient travel demand throughout the year.

Accommodation Reservation. Accommodation reservation revenue increased by 21% to RMB26.1 billion (US$3.7 billion) in 2025 from RMB21.6 billion in 2024. This was in line with the 17% increase in accommodation reservation GMV, primarily driven by solid demand for outbound travel and international hotel bookings.

Transportation Ticketing. Transportation ticketing revenue increased by 11% to RMB22.5 billion (US$3.2 billion) in 2025 from RMB20.3 billion in 2024. This was in line with the 6% increase in transportation ticketing GMV, primarily driven by the growth in international air bookings.

Packaged Tours. Packaged tours revenue increased by 8% to RMB4.7 billion (US$670 million) in 2025 from RMB4.3 billion in 2024, primarily driven by the expansion of our international offerings.

Corporate Travel. Corporate travel revenue increased by 13% to RMB2.8 billion (US$405 million) in 2025 from RMB2.5 billion in 2024, primarily driven by more companies adopting our managed corporate travel services.

Other. Other revenues increased to RMB6.4 billion (US$916 million) in 2025 from RMB4.6 billion in 2024.

Cost of Revenues

Cost of revenues increased by 21% to RMB12.1 billion (US$1.7 billion) in 2025 from RMB10.0 billion in 2024, which was in line with the increase in our total revenues.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.

Product Development. Product development expenses increased by 15% to RMB15.1 billion (US$2.2 billion) in 2025 from RMB13.1 billion in 2024, primarily due to an increase in product development personnel related expenses.

Sales and Marketing. Sales and marketing expenses increased by 25% to RMB14.9 billion (US$2.1 billion) in 2025 from RMB11.9 billion in 2024, primarily due to an increase in sales and marketing related activities .

General and Administrative. General and administrative expenses increased by 9% to RMB4.5 billion (US$640 million) in 2025 from RMB4.1 billion in 2024, primarily due to an increase in general and administrative personnel related expenses.

Interest Income

Interest income remained stable and amounted to RMB2.6 billion (US$372 million) in 2025, as compared to RMB2.3 billion in 2024.

Interest Expense

Interest expense decreased by 51% to RMB849 million (US$121 million) in 2025 from RMB1.7 billion in 2024, primarily due to the decrease in balance of borrowings and fluctuation in interest rates in 2025.

Other Income

Other income was RMB21.3 billion (US$3.0 billion) in 2025, compared to other income of RMB2.2 billion in 2024. Other income in 2025 primarily consisted of RMB15.4 billion (US$2.2 billion) gain from acquirement of business or disposal of long-term investments, RMB4.0 billion (US$565 million) fair value gain of equity securities investments and exchangeable senior notes, RMB1.3 billion (US$192 million) government grants, RMB400 million (US$57 million) dividend from long-term investments and RMB316 million (US$45 million) foreign exchange gain. Other income in 2024 primarily consisted of RMB1.1 billion fair value gain of equity securities investments and exchangeable senior notes, RMB787 million government grants, RMB170 million dividend from long-term investments, partially offset by the RMB122 million impairments of long-term investments.

Income Tax Expense

Income tax expense was RMB5.8 billion (US$832 million) in 2025, compared to RMB2.6 billion in 2024. Our effective income tax rate in 2025 was 15%, compared to 15% in 2024. The effective tax rate was primarily impacted by the combined impacts of (i) changes in the respective profitability of our subsidiaries with different tax rates, (ii) changes in deferred tax liabilities relating to withholding tax, (iii) certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other (expense)/income, (iv) changes in valuation allowance provided for deferred tax assets, and (v) tax arising from the partial disposal of certain investment in accordance with the local indirect transfer tax rules.

Equity in Income of Affiliates

Equity in income of affiliates in 2025 was RMB353 million (US$50 million), compared to equity in income of affiliates of RMB2.8 billion in 2024. This was primarily due to the income generated from our equity method investments in 2025.

2024 compared to 2023

Revenues

Total revenues increased by 20% to RMB53.4 billion in 2024 from RMB44.6 billion in 2023, primarily driven by resilient travel demand and consumption throughout the year.

Accommodation Reservation. Accommodation reservation revenue increased by 25% to RMB21.6 billion in 2024 from RMB17.3 billion in 2023. This was in line with the 19% increase in accommodation reservation GMV, primarily driven by robust growth across our domestic, outbound and international markets.

Transportation Ticketing. Transportation ticketing revenue increased by 10% to RMB20.3 billion in 2024 from RMB18.4 billion in 2023. This was in line with the 8% increase in transportation ticketing GMV, primarily driven by an increase in market demands in transportation reservations.

Packaged Tours. Packaged tours revenue increased by 38% to RMB4.3 billion in 2024 from RMB3.1 billion in 2023, primarily driven by an increase in market demands in packaged-tour reservations.

Corporate Travel. Corporate travel revenue increased by 11% to RMB2.5 billion in 2024 from RMB2.3 billion in 2023, primarily driven by more companies adopting our managed corporate travel services.

Other. Other revenues increased to RMB4.6 billion in 2024 from RMB3.5 billion in 2023.

Cost of Revenues

Cost of revenues increased by 23% to RMB10.0 billion in 2024 from RMB8.1 billion in 2023, which was in line with the increase in our total revenues.

Operating Expenses

Operating expenses include product development expenses, sales and marketing expenses, and general and administrative expenses.

Product Development. Product development expenses increased by 8% to RMB13.1 billion in 2024 from RMB12.1 billion in 2023, primarily due to an increase in product development personnel related expenses.

Sales and Marketing. Sales and marketing expenses increased by 29% to RMB11.9 billion in 2024 from RMB9.2 billion in 2023, primarily due to an increase in sales and marketing related activities .

General and Administrative. General and administrative expenses increased by 9% to RMB4.1 billion in 2024 from RMB3.7 billion in 2023, primarily due to an increase in general and administrative personnel related expenses.

Interest Income

Interest income remained stable and amounted to RMB2.3 billion in 2024, as compared to RMB2.1 billion in 2023 .

Interest Expense

Interest expense decreased by 16% to RMB1.7 billion in 2024 from RMB2.1 billion in 2023, primarily due to the decrease in balance of borrowings and fluctuation in interest rates in 2024.

Other Income/(Expense)

Other income was RMB2.2 billion in 2024, compared to other expense of RMB667 million in 2023. Other income in 2024 primarily consisted of RMB1.1 billion fair value gain of equity securities investments and exchangeable senior notes, RMB787 million government grants, RMB170 million dividend from long-term investments, partially offset by the RMB122 million impairments of long-term investments. Other expense in 2023 primarily consisted of RMB1.5 billion fair value loss of equity securities investments and exchangeable senior notes and RMB115 million impairments of long-term investments, partially offset by the RMB608 million government grants and RMB177 million dividend from long-term investments.

Income Tax Expense

Income tax expense was RMB2.6 billion in 2024, compared to RMB1.8 billion in 2023. Our effective income tax rate in 2024 was 15%, compared to 16% in 2023. The change in effective tax rate was primarily due to the combined impacts of (i) changes in the respective profitability of our subsidiaries with different tax rates, (ii) changes in deferred tax liabilities relating to withholding tax, (iii) certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income/(expense), and (iv) changes in valuation allowance provided for deferred tax assets.

Equity in Income of Affiliates

Equity in income of affiliates in 2024 was RMB2.8 billion, compared to equity in income of affiliates of RMB1.1 billion in 2023. This was primarily due to the income incurred from our equity method investments in 2024, partially offset by other-than-temporary impairment of certain investments.

Financial Information Relating to the VIEs

The following tables present the condensed consolidating schedules of financial information of Trip.com Group Limited, our subsidiaries that are the primary beneficiaries of the VIEs, our other subsidiaries, and the VIEs and their subsidiaries for the years and as of the dates indicated.

Condensed Consolidating Schedules of Results of Operations Data

	For the Year Ended December 31, 2025
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	46,802	4,769	10,838	—	62,409
Inter-company net revenues(1)	—	768	4,839	777	(6,384)	—
Third-party cost of revenues and operating expenses	(19)	(34,087)	(4,729)	(7,801)	—	(46,636)
Inter-company cost of revenues and operating expenses(1)	—	(2,078)	(544)	(3,762)	6,384	—

(Loss)/Income from operations	(19)	11,405	4,335	52	—	15,773
Share of income from subsidiaries and the VIEs(2)	18,869	4,724	811	—	(24,404)	—
Net interest income and other income	16,217	5,971	316	571	—	23,075

Income before income tax expense and equity in income/(loss) of affiliates	35,067	22,100	5,462	623	(24,404)	38,848
Income tax expense	(2,073)	(3,122)	(451)	(169)	—	(5,815)
Equity in income/(loss) of affiliates	300	(36)	123	(34)	—	353
Net income	33,294	18,942	5,134	420	(24,404)	33,386
Net income attributable to non-controlling interests and mezzanine classified non-controlling interests	—	(48)	(13)	(6)	—	(67)
Accretion to redemption value of redeemable non-controlling interests	—	(25)	—	—	—	(25)

Net income attributable to Trip.com Group Limited	33,294	18,869	5,121	414	(24,404)	33,294

	For the Year Ended December 31, 2024
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	39,521	3,648	10,125	—	53,294
Inter-company net revenues(1)	—	880	6,407	1,655	(8,942)	—
Third-party cost of revenues and operating expenses	(25)	(28,694)	(3,557)	(6,841)	—	(39,117)
Inter-company cost of revenues and operating expenses(1)	—	(3,116)	(1,010)	(4,816)	8,942	—

(Loss)/Income from operations	(25)	8,591	5,488	123	—	14,177
Share of income/(loss) from subsidiaries and the VIEs(2)	17,466	5,883	628	—	(23,977)	—
Net interest (expense)/income and other (expense)/income	(1,099)	3,250	448	227	—	2,826

Income/(Loss) before income tax expense and equity in income/(loss) of affiliates	16,342	17,724	6,564	350	(23,977)	17,003
Income tax expense	—	(2,194)	(466)	56	—	(2,604)
Equity in income/(loss) of affiliates	725	2,043	110	(50)	—	2,828
Net income/(loss)	17,067	17,573	6,208	356	(23,977)	17,227
Net (income)/loss attributable to non-controlling interests and mezzanine classified non-controlling interests	—	(107)	(59)	6	—	(160)

Net income/(loss) attributable to Trip.com Group Limited	17,067	17,466	6,149	362	(23,977)	17,067

	For the Year Ended December 31, 2023
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Third-party net revenues	—	31,747	4,494	8,269	—	44,510
Inter-company net revenues(1)	—	455	5,663	1,781	(7,899)	—
Third-party cost of revenues and operating expenses	(188)	(22,867)	(3,757)	(6,374)	—	(33,186)
Inter-company cost of revenues and operating expenses(1)	—	(3,170)	(25)	(4,704)	7,899	—

(Loss)/Income from operations	(188)	6,165	6,375	(1,028)	—	11,324
Share of income/(loss) from subsidiaries and the VIEs(2)	12,070	230	(577)	—	(11,723)	—
Net interest (expense)/income and other (expense)/income	(2,065)	5,985	(4,865)	301	—	(644)

Income/(Loss) before income tax expense and equity in income/(loss) of affiliates	9,817	12,380	933	(727)	(11,723)	10,680
Income tax expense	—	(1,158)	(427)	(165)	—	(1,750)
Equity in income/(loss) of affiliates	99	929	91	(47)	—	1,072
Net income/(loss)	9,916	12,151	597	(939)	(11,723)	10,002
Net income attributable to non-controlling interests	—	(78)	—	(6)	—	(84)

Net income/(loss) attributable to Trip.com Group Limited	9,916	12,073	597	(945)	(11,723)	9,918

Notes:

(1)

It represents the elimination of the intercompany service charge at the consolidation level. For the years ended December 31, 2023, 2024, and 2025, the service fees of the VIEs and their subsidiaries charged by the primary beneficiaries of the VIEs were RMB4.3 billion, RMB4.0 billion, and RMB3.5 billion, respectively.

(2)	It represents the elimination of the investment among Trip.com Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.

Condensed Consolidating Schedules of Balance Sheets Data

	As of December 31, 2025
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminations	Consolidated Totals

	(RMB in millions)
ASSETS
Cash and cash equivalents	11	30,947	5,883	3,007	—	39,848
Restricted cash	—	6,172	257	174	—	6,603
Short-term investments	—	26,682	2,302	3,023	—	32,007
Accounts receivable	—	13,651	261	1,329	—	15,241
Due from related parties	—	3,349	1	19	—	3,369
Prepayments and other current assets	134	20,669	282	2,897	—	23,982
Amounts due from Group companies(1)	35,102	17,419	4,259	9,747	(66,527)	—
Long-term prepayments and other assets	—	412	29	159	—	600
Land use rights	—	111	40	—	—	151
Property, equipment and software	—	4,984	406	55	—	5,445
Investments	8,139	45,434	6,458	1,344	—	61,375
Investment in subsidiaries and the VIEs(2)	142,540	14,819	11,030	—	(168,389)	—
Goodwill	—	62,043	3	222	—	62,268
Intangible assets	—	12,806	21	35	—	12,862
Right-of-use assets	—	809	45	27	—	881
Deferred tax assets	—	1,923	322	510	—	2,755

Total assets	185,926	262,230	31,599	22,548	(234,916)	267,387

LIABILITIES
Short-term debt and current portion of long-term debt	4,585	10,404	3,001	1,345	—	19,335
Accounts payable	—	16,359	212	2,579	—	19,150
Due to related parties	—	333	9	2	—	344
Salary and welfare payable	—	3,800	1,612	536	—	5,948
Taxes payable	—	1,636	168	244	—	2,048
Advances from customers	—	16,028	56	2,101	—	18,185
Accrued liability for rewards program	—	2,166	333	763	—	3,262
Other payables and accruals	122	6,233	1,250	2,292	—	9,897
Amounts due to Group companies(1)	194	46,629	8,218	11,486	(66,527)	—
Deferred tax liabilities	—	3,938	4	7	—	3,949
Long-term debt	10,413	1,017	—	—	—	11,430
Long-term lease liability	—	564	13	8	—	585
Other long-term liabilities	—	654	—	—	—	654

Total liabilities	15,314	109,761	14,876	21,363	(66,527)	94,787

Mezzanine equity	—	131	—	—	—	131

Total shareholders’ equity	170,612	152,338	16,723	1,185	(168,389)	172,469

Total liabilities, mezzanine equity and shareholders’ equity	185,926	262,230	31,599	22,548	(234,916)	267,387

	As of December 31, 2024
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminations	Consolidated Totals

	(RMB in millions)
ASSETS
Cash and cash equivalents	51	38,371	7,277	2,740	—	48,439
Restricted cash	—	2,438	93	123	—	2,654
Short-term investments	—	19,529	6,556	2,390	—	28,475
Accounts receivable	—	11,226	119	1,114	—	12,459
Due from related parties	—	2,745	22	36	—	2,803
Prepayments and other current assets	523	14,129	292	2,346	—	17,290
Amounts due from Group companies(1)	30,663	11,757	6,994	8,567	(57,981)	—
Long-term prepayments and other assets	—	294	22	138	—	454
Land use rights	—	35	42	—	—	77
Property, equipment and software	—	4,613	410	30	—	5,053
Investments	12,391	28,553	4,347	1,903	—	47,194
Investment in subsidiaries and the VIEs(2)	124,988	17,758	8,144	—	(150,890)	—
Goodwill	—	60,686	3	222	—	60,911
Intangible assets	—	12,707	21	35	—	12,763
Right-of-use assets	—	635	77	43	—	755
Deferred tax assets	—	2,473	379	402	—	3,254

Total assets	168,616	227,949	34,798	20,089	(208,871)	242,581

LIABILITIES
Short-term debt and current portion of long-term debt	3,935	6,068	5,895	3,535	—	19,433
Accounts payable	—	14,657	206	1,715	—	16,578
Due to related parties	—	354	33	10	—	397
Salary and welfare payable	—	3,566	1,586	191	—	5,343
Taxes payable	—	1,558	356	203	—	2,117
Advances from customers	—	14,079	55	3,895	—	18,029
Accrued liability for rewards program	—	1,841	198	413	—	2,452
Other payables and accruals	490	5,937	1,188	2,046	—	9,661
Amounts due to Group companies(1)	1,304	43,497	5,855	7,325	(57,981)	—
Deferred tax liabilities	—	4,085	6	7	—	4,098
Long-term debt	19,518	616	—	—	—	20,134
Long-term lease liability	—	495	44	22	—	561
Other long-term liabilities	—	296	—	—	—	296

Total liabilities	25,247	97,049	15,422	19,362	(57,981)	99,099

Mezzanine equity	—	743	—	—	—	743

Total shareholders’ equity	143,369	130,157	19,376	727	(150,890)	142,739

Total liabilities, mezzanine equity and shareholders’ equity	168,616	227,949	34,798	20,089	(208,871)	242,581

Notes:

(1)

It represents the elimination of intercompany balances among Trip.com Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries for treasury cash management purpose.

(2)	It represents the elimination of the investment among Trip.com Group Limited, other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.

Condensed Consolidating Schedule of Cash Flows Data

	For the Year Ended December 31, 2025
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Net cash (used in)/provided by operating activities(1)	(284)	18,446	4,224	30	(8,037)	14,379
Capital contribution to Group companies	—	—	(2,206)	—	2,206	—
Cash flows of loan funding provided to group companies, net of repayments received	(4,439)	(5,754)	2,769	(1,180)	8,604	—
Other investing activities	19,646	(25,786)	2,558	(599)	—	(4,181)

Net cash provided by/(used in) investing activities	15,207	(31,540)	3,121	(1,779)	10,810	(4,181)
Capital contribution from Group companies	—	2,206	—	—	(2,206)	—
Cash flows of loan funding received from group companies, net of repayments made	(1,109)	3,099	2,357	4,257	(8,604)	—
Cash paid for repurchasing of ordinary shares	(4,396)	—	—	—	—	(4,396)
Dividends distribution	(1,423)	—	(8,037)	—	8,037	(1,423)
Other financing activities	(8,168)	4,409	(2,895)	(2,190)	—	(8,844)

Net cash (used in)/provided by financing activities	(15,096)	9,714	(8,575)	2,067	(2,773)	(14,663)

	For the Year Ended December 31, 2024
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Net cash (used in)/provided by operating activities(1)	(846)	20,036	4,901	1,434	(5,900)	19,625
Capital contribution to Group companies	—	—	(161)	—	161	—
Cash flows of loan funding provided to group companies, net of repayments received	1,447	1,620	(2,721)	(1,957)	1,611	—
Other investing activities	—	(7,738)	756	930	—	(6,052)

Net cash provided by/(used in) investing activities	1,447	(6,118)	(2,126)	(1,027)	1,772	(6,052)
Capital contribution from Group companies	—	161	—	—	(161)	—
Cash flows of loan funding received from group companies, net of repayments made	745	2,721	(644)	(1,211)	(1,611)	—
Cash paid for repurchasing of ordinary shares	(2,172)	—	—	—	—	(2,172)
Dividends distribution	—	(900)	(5,000)	—	5,900	—
Other financing activities	313	(2,606)	(2,530)	285	—	(4,538)

Net cash (used in)/provided by financing activities	(1,114)	(624)	(8,174)	(926)	4,128	(6,710)

	For the Year Ended December 31, 2023
	Trip.com Group Limited	Other Subsidiaries	Primary Beneficiaries of the VIEs	The VIEs and their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(RMB in millions)
Net cash (used in)/provided by operating activities(1)	(1,536)	18,260	8,088	1,092	(3,900)	22,004
Cash flows of loan funding provided to group companies, net of repayments received	1,775	(3,615)	346	(1,182)	2,676	—
Other investing activities	—	5,639	(1,011)	1,291	—	5,919

Net cash provided by/(used in) investing activities	1,775	2,024	(665)	109	2,676	5,919
Cash flows of loan funding received from group companies, net of repayments made	(18)	(803)	2,714	783	(2,676)	—
Cash paid for repurchasing of ordinary shares	(1,617)	—	—	—	—	(1,617)
Dividends distribution	—	(400)	(3,500)	—	3,900	—
Other financing activities	421	(2,347)	2,961	(1,965)	—	(930)

Net cash (used in)/provided by financing activities	(1,214)	(3,550)	2,175	(1,182)	1,224	(2,547)

Note:

(1)

For the years ended December 31, 2023, 2024, and 2025, cash paid by the VIEs to the primary beneficiaries of the VIEs for service fees was RMB4.3 billion, RMB4.0 billion, and RMB3.5 billion, respectively.

B.  Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	22,004	19,625	14,379	2,059
Net cash provided by /(used in) investing activities	5,919	(6,052)	(4,181)	(598)
Net cash used in financing activities	(2,547)	(6,710)	(14,663)	(2,098)
Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	120	247	(177)	(27)
Net increase /(decrease) in cash and cash equivalents, restricted cash	25,496	7,110	(4,642)	(664)
Cash and cash equivalents, restricted cash, beginning of year	18,487	43,983	51,093	7,306
Cash and cash equivalents, restricted cash, end of year	43,983	51,093	46,451	6,642

Net cash provided by operating activities in 2025 was RMB14.4 billion (US$2.1 billion) compared to net cash provided by operating activities of RMB19.6 billion in 2024. The decrease was primarily due to increased cash used to fund working capital, and there was a significant increase in prepayments and other current assets. The effect of changes in working capital was partially offset by higher net income after adjusting for impacts on non-cash items. Net income had an improvement of RMB16.2 billion, which was primarily attributable to the partial disposal of MakeMyTrip. Non-cash items were principally associated with share-based compensation expenses, fair value income for equity securities investment and exchangeable senior notes, and gain from acquirement of business.

Net cash provided by operating activities in 2024 was RMB19.6 billion compared to net cash provided by operating activities of RMB22.0 billion in 2023. The decrease was primarily due to increased cash used to fund working capital, since the growth rate of our business normalized in 2024 and there was a significant decrease in accounts payable. The effect of changes in working capital was partially offset by higher net income after adjusting for impacts on non-cash items. Net income had an improvement of RMB7.2 billion. Non-cash items were principally associated with share-based compensation expenses, fair value income for equity securities investment and exchangeable senior notes and equity in income from affiliates.

Net cash used in investing activities in 2025 amounted to RMB4.2 billion (US$598 million), compared to net cash used in investing activities of RMB6.1 billion in 2024 and net cash provided by investing activities of RMB5.9 billion in 2023. The change in 2025 in comparison to 2024 was primarily due to cash received from disposal of both long-term and short-term investments, partially offset by net cash outflows of both long-term and short-term investments. The change in 2024 in comparison to 2023 was primarily due to net cash outflows for short-term investments.

Net cash used in financing activities in 2025 amounted to RMB14.7 billion (US$2.1 billion), compared to net cash used in financing activities of RMB6.7 billion in 2024 and RMB2.5 billion in 2023. Net cash used in financing activities in 2025 was mainly due to repayment of short-term and long-term bank loans, share repurchase, settlement of securitization debt and dividends paid for ordinary shareholders which were partially offset by proceeds from short-term loans and securitization debt and other investors. Net cash used in financing activities in 2024 was mainly due to repayment of bank loans which were partially offset by the net cash proceeds from the issuance of the 2029 Notes. Net cash used in financing activities in 2023 was mainly due to the repayment of long-term and short-term loans and share repurchase which were partially offset by the cash proceeds from long-term bank loans and securitization debt.

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

In February 2024, pursuant to the regular capital return policy, our board of directors approved and authorized us to implement strategic capital return initiatives, which include share repurchases, from time to time for an aggregate value of up to US$300 million. In February 2025, pursuant to the regular capital return policy, our board of directors approved and authorized us to implement additional strategic capital return initiatives, which include (i) a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS, to holders of ordinary shares and holders of ADSs, with an aggregate amount of approximately US$200 million, and (ii) share repurchases, from time to time, for an aggregate value of up to US$400 million of our ordinary shares and/or ADSs. In August 2025, our board of directors authorized a new share repurchase program under which we may repurchase up to an aggregate of US$5 billion of our outstanding ordinary shares and/or ADSs.

Capital Resources

As of December 31, 2025, our principal sources of liquidity have been cash generated from operating activities, borrowings from third-party lenders, and the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes and exchangeable senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Our financing activities consist of the issuance and sale of our ordinary shares, convertible senior notes and exchangeable senior notes to investors and borrowings from third-party lenders. As of December 31, 2025, we have loan facilities of up to RMB6.3 billion and we have drawn down RMB1.9 billion under such facilities. As of the date of this annual report, we have an outstanding amount of: (i) US$500 million in an aggregate principal amount of our 1.50% exchangeable senior notes due 2027, (ii) US$1.5 billion in an aggregate principal amount of our 0.75% convertible senior notes due 2029.

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

Off-balance Sheet Arrangements

In connection with our air ticketing business, we are required by the China Air Transport Association and International Air Transport Association to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2025, the total quota of the air tickets that we were entitled to issue was up to RMB1.5 billion (US$209 million). The total amount of the deposit we paid was RMB159 million (US$23 million).

Based on the guarantee arrangements, the maximum amount of the future payments is approximately RMB1.3 billion (US$186 million), which is the guaranteed amount of the air ticket that we could issue rather than a financial guarantee. We will be liable to pay only when we issue the air tickets to our users and such payable is included in the accounts payable. Therefore, we believe the guarantee arrangements do not constitute any contractual and constructive obligation of us and has not recorded any liability beyond the amount of the tickets that have already been issued.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 primarily included our debt obligations and capital expenditure commitments.

Our debt obligations consist of the principal and interest amounts in connection with our convertible and exchangeable senior notes, term loans and other debts. Payment due within one year from December 31, 2025 for our debt obligations amounted to RMB18.5 billion (US$2.6 billion). Payment due after one year from December 31, 2025 for our debt obligations amounted to RMB11.6 billion (US$1.7 billion).

The following sets forth our major debt obligations as of December 31, 2025 which require payments in subsequent periods. We were in compliance with all of the applicable debt covenants as of December 31, 2025.

•

In July 2020, we issued US$500 million in aggregate principal amount of 1.50% exchangeable senior notes due 2027, or the 2020 Exchangeable Notes. The 2020 Exchangeable Notes are exchangeable, at the option of the holders and subject to certain conditions, into cash, ADSs of H World, or a combination thereof, at our election subject to certain conditions. The currently effective exchange rate of the 2020 Exchangeable Notes is 27.6247 H World ADSs per US$1,000 principal amount of the notes as of December 31, 2025. The 2020 Exchangeable Notes bear interest at a rate of 1.50% per year, payable semiannually beginning on January 1, 2021. In addition, we may redeem the 2020 Exchangeable Notes subject to certain conditions.

•

In June 2024, we issued US$1.5 billion in aggregate principal amount of 0.75% convertible senior notes due 2029, or the 2029 Notes. The 2029 Notes are convertible, at the option of the holders and subject to certain conditions, into our ADSs at a currently effective conversion rate of 15.1193 ADSs per US$1,000 principal amount of the notes as of December 31, 2025. The 2029 Notes bear interest at a rate of 0.75% per year, payable semiannually beginning on December 15, 2024. Holders of the 2029 Notes may require us to repurchase all or part of their 2029 Notes for cash on June 15, 2027 at a repurchase price equal to 100% of the principal amount of the 2029 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date, in accordance with the terms and conditions set forth in the indenture, as amended and supplemented, for the 2029 Notes.

Our capital expenditure commitments primarily consist of contracted future purchases of property, equipment, and software. The unpaid purchase price due within one year after December 31, 2025 was RMB24 million (US$3.4 million) as of December 31, 2025. The unpaid purchase price due after one year after December 31, 2025 was RMB1 million (US$0.2 million) as of December 31, 2025.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025. While the above indicates our material cash requirements as of December 31, 2025, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, canceled or terminated.

Holding Company Structure

Trip.com Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, and the VIEs and VIEs’ subsidiaries in China. As a result, our ability to pay dividends mainly depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined based on PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, and the VIEs and VIEs’ subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Some of our PRC subsidiaries and VIEs are required to allocate a portion of their after-tax profits after contribution of statutory reserve funds based on PRC accounting standards to discretionary surplus funds at its discretion. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

Cash and Asset Flows Through Our Organization

The ability to transfer cash and other assets within our organization may be subject to conditions and restrictions pursuant to the applicable laws and regulations. For example, under the PRC laws and regulations, Trip.com Group Limited may provide funding to its PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Trip.com Group Limited’s ability to pay dividends to the shareholders and the ADS holders and to service any debt it may incur may depend upon dividends paid by its PRC subsidiaries and license and service fees paid by the VIEs. Additionally, under the PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to payment of dividends or other transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE, and the People’s Bank of China. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. As of December 31, 2023, 2024, and 2025, the total amount of such restrictions to which our PRC subsidiaries and the VIEs are subject was RMB7.6 billion, RMB8.8 billion, and RMB10.5 billion (US$1.5 billion), respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of China are subject to PRC government regulation on currency conversion or cross-border payment. As a result, the funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on such currency conversion. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Multi-jurisdictional Operations—Restrictions on currency exchange may adversely affect our operations.”

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

For the years ended December 31, 2023, 2024, and 2025, Trip.com Group Limited made no capital contributions to its subsidiaries.

For the years ended December 31, 2023, 2024, and 2025, Trip.com Group Limited’s cash flows of loan funding provided to its subsidiaries, net of repayments received, were net cash inflows of RMB1.8 billion, net cash inflows of RMB1.4 billion, and net cash outflows of RMB4.4 billion, respectively.

For the years ended December 31, 2023, 2024, and 2025, our subsidiaries did not extend any loan funding to Trip.com Group Limited.

For the years ended December 31, 2023, 2024, and 2025, the VIEs’ cash flows of loan funding provided to our subsidiaries, net of repayments received, were net cash outflows of RMB1.2 billion, net cash outflows of RMB2.0 billion, and net cash outflows of RMB1.2 billion, respectively.

For the years ended December 31, 2023, 2024, and 2025, the VIEs’ cash flows of loan funding received from our subsidiaries, net of repayments made, were net cash inflows of RMB0.8 billion, net cash outflows of RMB1.2 billion, and net cash inflows of RMB4.3 billion, respectively.

For the years ended December 31, 2023, 2024, and 2025, no subsidiary paid dividends or made other distributions to our Cayman Islands holding company. For the years ended December 31, 2023, 2024 and 2025, our PRC subsidiaries made dividend distributions in an aggregate amount of RMB7.2 billion, RMB9.7 billion, and RMB14.7 billion to their holding company in Hong Kong, Ctrip.com (Hong Kong) Limited, respectively. These dividend distributions were subject to 5% withholding tax as disclosed in Note 15 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Trip.com Group Limited has not declared or paid any cash dividends for the years ended December 31, 2023 and 2024. In February 2025, pursuant to the regular capital return policy, our board of directors approved a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS, to holders of ordinary shares and holders of ADSs. The aggregate amount of the dividend was approximately US$200 million. Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to applicable laws. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC, and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

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

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

A.  Directors and Senior Management

The names of our current directors and senior management, their ages as of the date of this annual report, and the principal positions with Trip.com Group Limited held by them are as follows:

Directors and Executive Officers	Age	Position/Title
James Jianzhang Liang	56	Co-founder; Executive Chairman of the Board
Jane Jie Sun	57	Chief Executive Officer and Director
Cindy Xiaofan Wang	50	Chief Financial Officer and Executive Vice President
Xing Xiong	52	Chief Operating Officer
Neil Nanpeng Shen(1)(2)	58	Co-founder; Independent Director
Gabriel Li(1)(2)	58	Vice Chairman of the Board; Independent Director
JP Gan(1)(2)	54	Independent Director
May Yihong Wu	58	Independent Director
Iris Yang Xiao	45	Independent Director
Rong Luo	44	Director

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

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

Biographical Information

James Jianzhang Liang is one of the co-founders and the executive chairman of our company. He has served as a member of our board of directors since our inception and has been the chairman of the board since August 2003. Mr. Liang served as our chief executive officer from 2000 to 2006 and from March 2013 to November 2016. Mr. Liang has served as a director of BTG Hotels Group (SHSE: 600258) since January 2017, and a director of Tongcheng Travel Holdings Limited (formerly known as Tongcheng-Elong Holdings Limited) (SEHK: 0780) since 2016. Mr. Liang formerly served on the boards of MakeMyTrip Limited (Nasdaq: MMYT), Sina Corporation (Nasdaq: SINA, delisted and privatized in March 2021), Tuniu Corporation (Nasdaq: TOUR), eHi Car Services Limited (NYSE: EHIC, delisted and privatized in April 2019), 51job, Inc (Nasdaq: JOBS, delisted and privatized in May 2022), Jiayuan.com International Ltd. (Nasdaq: DATE, delisted and privatized in May 2016), and Homeinns Hotel Group (Nasdaq: HMIN, delisted and privatized in April 2016). Mr. Liang has won many accolades for his contributions to the Chinese travel industry, including Best CEO in the internet category in the 2016 All-Asia Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. Mr. Liang obtained his master’s and bachelor’s degrees from Georgia Institute of Technology in the United States.

Jane Jie Sun has served as the chief executive officer of our company, as well as a member of the board of directors, since November 2016. Ms. Sun joined our company as chief financial officer in 2005, and subsequently served as chief operating officer and co-president prior to the appointment as chief executive officer. Ms. Sun has been widely recognized for her extensive experience in operating and managing online travel businesses, mergers and acquisitions, and financial reporting and operations, and has received numerous accolades in the industry. For instance, Ms. Sun was named one of Fortune’s Top 50 Most Powerful Women in Business for consecutive years and was also featured on Forbes World’s Most Powerful Women List and Forbes Asia’s Power Businesswomen List. Forbes also recognized Ms. Sun as one of the Emergent 25: Asia’s Rising Star Businesswomen and one of the Most Influential and Outstanding Businesswomen in China. Ms. Sun is a JPMorgan Asia Pacific Council member, a Standard Chartered Bank International Advisory Board member, vice chair of the World Travel & Tourism Council, and board member of HeritageSG, a subsidiary of the National Heritage Board of Singapore. Ms. Sun is also a board member of Business China, established by Singapore’s founding Prime Minister Mr. Lee Kuan Yew. Ms. Sun received her bachelor’s degree in science in accounting from the Fisher School of Accounting at the University of Florida in August 1992 with high honors. She obtained her master of laws (LL.M.) degree from Peking University Law School in July 2010. She also attended the Stanford Executive Program and graduated in 2025. Ms. Sun has been a director of MakeMyTrip Limited (Nasdaq: MMYT) since August 2019. She also served as a director of TripAdvisor, Inc. (Nasdaq: TRIP) from July 2020 to June 2025 and an independent director of AIA Group Limited (SEHK: 1299) from June 2021 to May 2025.

Cindy Xiaofan Wang has served as our chief financial officer since November 2013 and executive vice president since May 2016. Prior to that, she was our Vice President since January 2008. Ms. Wang joined us in December 2001 and has held a number of managerial positions at our company. Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings in 2017, and China Best CFO Leadership Award by SNAI/ACCA/Korn Ferry in 2021. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company from 1997 to 1999. Ms. Wang also served on the board of MakeMyTrip Limited (Nasdaq: MMYT) from August 2019 to May 2024 and on the board of H World Group Limited (Nasdaq: HTHT; SEHK: 1179) from January 2018 to July 2020. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology in 2013 and obtained her bachelor’s degree from Shanghai Jiao Tong University in 1997. Ms. Wang is a Certified Public Accountant (CPA).

Xing Xiong has served as our chief operating officer since February 2021, and is currently in charge of air ticketing, accommodation, corporate travel, technology, international business, and other areas of our group. Mr. Xiong became our executive vice president in 2016. He was appointed senior vice president of our Trip.com brand in 2015, chief executive officer of our air ticketing business in 2014, and vice president of technology in 2013. Mr. Xiong joined us as senior R&D director in 2013. Prior to joining us, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. He has over 20 years of technology and management experience. Mr. Xiong has also served on the board of directors of MakeMyTrip Limited (Nasdaq: MMYT) since August 2019. He holds a bachelor’s degree in Computer Science from Peking University, and a master’s degree in Computer Science from Northeastern University in the United States.

Neil Nanpeng Shen is one of the co-founders of our company and has been our company’s director since our inception and an independent director since October 2008. Neil Nanpeng Shen founded HSG (formerly known as Sequoia China) in 2005 and has been serving as the founding managing partner since then. Mr. Shen served as our president from August 2003 to October 2005 and as chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive co-chairman of Homeinns Hotel Group (formerly known as Home Inns & Hotels Management Inc.), a leading economy hotel chain in China, which commenced operations in July 2002. Mr. Shen received his master’s degree from Yale University in November 1992 and his bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in July 1988.

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

JP Gan has served as our director since April 2002, and as an independent director since July 2005. Mr. Gan has been a founding partner of INCE Capital Limited since 2019. From December 2006 to June 2019, Mr. Gan was a managing partner of Qiming Venture Partners. Mr. Gan has been an independent director of BiliBili Inc. (Nasdaq: BILI, SEHK: 9626) since January 2015. Mr. Gan obtained his master’s degree in business administration from the University of Chicago Booth School of Business in June 1999 and his bachelor’s degree in business administration from the University of Iowa in May 1994.

May Yihong Wu has served as our director since February 2026. Ms. Wu has been serving as an independent director, the chairwoman of the audit committee and a member of the compensation committee of MakeMyTrip Limited (Nasdaq: MMYT) since May 2024, an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited (SEHK: 0241) since August 2023, an independent non-executive director and chairwoman of the audit committee of Swire Properties Limited (SEHK: 1972) since May 2017, and an independent director and a member of the corporate governance and nominating committee of Noah Holdings Limited (Nasdaq: NOAH; SEHK: 6686) since November 2010, where she was also a member of the compensation committee from November 2010 to May 2015 and has been the chairwoman of the compensation committee since May 2015. From July 2019 to May 2023, Ms. Wu also served as a board adviser of Homeinns Hotel Group, where she also served as the chief strategy officer from May 2010 to June 2019 and chief financial officer from July 2006 to April 2010. Ms. Wu holds an MBA degree from the Kellogg School of Management at Northwestern University, a master’s degree in economics from Brooklyn College of the City University of New York, and a bachelor’s degree in biochemistry from Fudan University.

Iris Yang Xiao has served as our director since February 2026. Ms. Xiao served as an investment analyst of Capital International Investors, Hong Kong from June 2020 to June 2025. Prior to that, Ms. Xiao worked at Principal Global Investors from March 2013 to March 2020, including as a portfolio manager and as an equity analyst. Prior to that, Ms. Xiao served as a portfolio manager of Ping An of China Asset Management from March 2010 to February 2013. Ms. Xiao holds a bachelor’s degree in international economics and trade from Shanghai Jiao Tong University and a master’s degree in global finance from the New York University Stern Business School and the Hong Kong University of Science and Technology.

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

B.  Compensation

We have entered into a standard form of director agreement with each of our directors. Under these agreements, we paid cash compensation (inclusive of directors’ fees) to our directors in an aggregate amount of US$1.9 million in 2025. Directors are reimbursed for all expenses incurred in connection with each Board of Directors meeting and when carrying out their duties as directors of our company. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employees’ Share Incentive Plans” for options granted to our directors in 2025.

We have entered into standard forms of employment agreements with our executive officers. Under these agreements, we paid cash compensation to our executive officers in an aggregate amount of US$2.3 million in 2025, excluding compensation paid to James Jianzhang Liang, Min Fan, and Jane Jie Sun, who also served and received compensation as our executive directors in 2025. These agreements provide for terms of service, salary and additional cash compensation arrangements, all of which have been reflected in the 2025 aggregate compensation amount. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employees’ Share Incentive Plans” for options granted to our executive officers in 2025.

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

Employees’ Share Incentive Plans

Our board of directors has made share-based awards under five share incentive plans, namely, the Global Share Incentive Plan, as amended and restated in July 2018 and further amended and restated in December 2019 and February 2026, which we refer to as the Third A&R Global Plan, the 2007 Share Incentive Plan, the 2005 Employees’ Stock Option Plan, the 2003 Employees’ Stock Option Plan, and the 2000 Employees’ Stock Option Plan. The purpose of these plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers and directors and to promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

The 2007 Share Incentive Plan, the 2005 Employees’ Stock Option Plan, the 2003 Employees’ Stock Option Plan, and the 2000 Employees’ Stock Option Plan have all expired. Under the Third A&R Global Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to awards was 197,907,440 as of the first business day of 2026, with annual increases on January 1 of each subsequent calendar year by the number of ordinary shares representing 3% of our then total issued and outstanding share capital as of December 31 of the preceding year until the termination of the plan. Under the 2007 Share Incentive Plan, options to purchase 11,153,600 shares were granted and outstanding as of March 31, 2026. Under the Third A&R Global Plan, options to purchase 84,544,640 shares and 693,179 restricted share units were granted and outstanding as of March 31, 2026.

We have extended, from time to time, the exercise period of certain options that were granted to our directors and executive officers under our share incentive plans that would originally expire for certain number of years from their respective original expiration dates.

The following table summarizes, as of March 31, 2026, the outstanding options and restricted share units granted under our 2007 Share Incentive Plan and the Third A&R Global Plan to the individual executive officers and directors named below. The table gives effect to the modifications described above, and includes options and restricted share units that were granted to the individuals named below and whose beneficial ownership has been assigned to third party irrevocable trusts or other third parties.

	Ordinary Shares Underlying Options and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
James Jianzhang Liang	38,658,666	20.25; 22.46; 30.93; 40.62; 43.84; 26.13; 31.68; 25.92; 31.86; 18.18; 35.55; 0.01; 41.91; 57.30	From January 9, 2014 to February 25, 2025	From November 9, 2026 to February 25, 2033
Jane Jie Sun	17,531,334	9.82; 20.25; 22.46; 30.93; 40.62; 43.84; 26.13; 31.68; 25.92; 31.86; 18.18; 35.55; 0.01; 41.91; 57.30	From January 27, 2013 to February 25, 2025	From September 28, 2026 to February 25, 2033
Cindy Xiaofan Wang	*	0.00125; 18.18; 0.01; 50.86	From December 4, 2019 to March 4, 2026	From December 4, 2027 to March 4, 2034
Xing Xiong	*	25.92; 31.86; 18.18; 37.41; 57.30; 50.86; N/A	From June 30, 2020 to March 4, 2026	From June 30, 2028 to March 4, 2034
Neil Nanpeng Shen	252,000	9.82; 22.46; 30.93; 40.62; 43.84; 26.13; 31.68; 31.86; 18.18; 35.55; 37.41; 57.30; 50.86	From January 27, 2013 to March 4, 2026	From January 27, 2029 to March 4, 2034
Gabriel Li	300,000	9.82; 22.455; 40.62; 43.84; 26.13; 31.68; 31.86; 18.18; 35.55; 37.41; 57.30; 50.86	From January 27, 2013 to March 4, 2026	From January 27, 2029 to March 4, 2034
JP Gan	115,000	40.62; 43.84; 31.86; 18.18; 35.55; 37.41; 57.30; 50.86	From November 14, 2016 to March 4, 2026	From February 3, 2029 to March 4, 2034
May Yihong Wu	16,000	52.27	February 26, 2026	February 26, 2034
Iris Yang Xiao	10,666	52.27; 0.01	February 26, 2026	February 26, 2034

Note:

*

Aggregate number of shares represented by all grants of options and/or restricted share units to the person accounts for less than 1% of our total outstanding ordinary shares. Such grants also include certain performance-based awards whose vesting conditions have not been met.

The following paragraphs summarize the terms of our 2007 Share Incentive Plan, which was amended and restated effective November 17, 2008.

Plan Administration. Our board of directors, or a committee designated by our board of directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the type or types of incentive share awards to be granted and the provisions and terms and conditions of each grant and may at their absolute discretion adjust the exercise price of an option grant. The exercise price per share subject to an option may be reduced by the committee or the full board of directors, without shareholder or option holder approval. The types of incentive share awards pursuant to the 2007 Share Incentive Plan include, among other things, an option, a restricted share award, a share appreciation right award and a restricted share unit award.

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

Termination or Amendment of the Plan. The plan was terminated automatically in 2017. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law, regulation or stock exchange rule. We must also generally obtain approval of our shareholders to (i) increase the number of shares available under the plan (other than any adjustment as described above), (ii) permit the grant of options with an exercise price that is below fair market value on the date of grant, (iii) extend the exercise period for an option beyond ten years from the date of grant, or (iv) result in a material increase in benefits or a change in eligibility requirements.

The following paragraphs summarize the principal terms of our Third A&R Global Plan.

Plan Administration. Our compensation committee of the board of directors, or a sub-committee delegated by our compensation committee, will administer the plan. Notwithstanding the foregoing, the full board of directors will administer the plan if the compensation committee ceases to exist and our board of directors does not appoint a successor committee, or the full board of directors is required to conduct the general administration of the plan by applicable law. The designated administration authority, as appropriate, will determine the type or types of incentive share awards to be granted and the provisions and terms and conditions of each grant and may at its absolute discretion adjust the exercise price of an option grant. The exercise price per share subject to an option may be reduced by the designated administration authority, without shareholder or option holder approval. The types of incentive share awards pursuant to the Third A&R Global Plan include, among other things, an option, a restricted share award, a share appreciation right award and a restricted share unit award.

Award Agreements. Options and stock purchase rights granted under our plan are evidenced by an award agreement, that sets forth the terms, conditions and limitations for each grant.

Eligibility. We may grant awards to all members of our board of directors as well as employees and consultants (including their respective permitted vehicles) of any of our related entities, which include our subsidiaries or any entities which are not subsidiaries but are consolidated in our consolidated financial statements prepared under U.S. GAAP.

Term of the Options. The term of each option grant should be stated in the stock option agreement, provided that the term would not exceed ten years from the date of the grant, and in the case of incentive share options, five years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the incentive award agreement specifies, the vesting schedules. Our vesting schedule is mainly that (i) one-tenth of the incentive awards vest 12 months after a specified vesting commencement date, an additional three-tenths vest 24 months after the specified vesting commencement date, another three-tenths vest 36 months after the specified vesting commencement date and the remaining three-tenths vest 48 months after the specified vesting commencement date, or (ii) a quarter of the incentive awards vest every 12 months over a four-year vesting period starting from a specified vesting commencement date, subject to other terms under the Third A&R Global Plan and the incentive award agreement.

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

Termination or Amendment of the Plan. Unless terminated earlier, the plan will terminate automatically in 2027. Our board of directors has the authority to amend or terminate the plan to the extent necessary to comply with applicable law, regulation or stock exchange rule. We must also generally obtain approval of our shareholders to (i) increase the number of shares available under the plan (other than any adjustment as described above), (ii) permit the committee to extend the exercise period for an option beyond ten years from the date of grant, or (iii) result in a change in eligibility requirements, unless we decide to follow home country practice pursuant to Rule 5615(a)(3) of the Nasdaq listing rules applicable to foreign private issuers.

C.  Board Practices

Our board of directors currently consists of eight directors. A director is not required to hold any shares in our company by way of qualification. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. No director is entitled to any severance benefits upon termination of his directorship with us. As of the date of this annual report, five out of eight of our directors meet the “independence” definition under The Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules.

Committees of the Board of Directors

Audit Committee. Our audit committee reports to the board regarding the appointment of our independent auditors, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies related to the adequacy of our internal accounting controls.

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

As of the date of this annual report, our compensation committee consists of Messrs. Gan, Li and Shen, all of whom meet the “independence” definition under the Nasdaq Rules.

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

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified unless such office is vacated earlier in accordance with the articles of association. According to our current articles of association, each of Ms. May Yihong Wu and Ms. Iris Yang Xiao will hold office as our director until the first annual general meeting following her appointment, at which point she will be eligible for re-election. A director may only be removed by the shareholders who appointed such director, except in the case of ordinary directors, who may be removed by ordinary resolutions of the shareholders, save that for as long as our company remains listed on the Hong Kong Stock Exchange, the shareholders may by ordinary resolution remove any director. Officers are elected by and serve at the discretion of the board of directors.

D.  Employees

As of December 31, 2025, we, our subsidiaries, and the VIEs and VIEs’ subsidiaries had 43,574 employees, including 3,429 in management and administration, 16,718 in our customer service centers, 5,398 in sales and marketing, and 18,029 in product development including supplier management personnel and technical support personnel. We, our subsidiaries, and the VIEs had 41,073 employees as of December 31, 2024 and 36,249 employees as of December 31, 2023. A substantial majority of our employees are based in China.

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

We believe that we maintain a good working relationship with our employees, and we did not experience any significant labor disputes or any significant difficulty in recruiting staff for our operations in 2025.

E.  Share Ownership

As of March 31, 2026, 629,705,222 of our ordinary shares were issued and outstanding (excluding the 86,210,371 ordinary shares that were issued to Bank of New York Mellon, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and for our treasury ADSs, and treasury shares we own). Our shareholders are entitled to vote together as a single class on all matters submitted to shareholders vote. No shareholder has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information with respect to the ownership of our ordinary shares as of March 31, 2026 by each of our directors and executive officers and each person known to us to beneficially own 5% or more of our ordinary shares. Except as otherwise noted, the address of each person listed in the table is c/o Trip.com Group Limited, 30 Raffles Place, #29-01, Singapore 048622.

	Ordinary Shares Owned
	Number	%(1)
Directors and Senior Management*:
James Jianzhang Liang(2)	43,336,475	6.5%
Jane Jie Sun(3)	16,422,035	2.5%
Cindy Xiaofan Wang(4)	952,026	0.2%
Xing Xiong(5)	1,443,072	0.2%
Neil Nanpeng Shen(6)	925,792	0.1%
Gabriel Li(7)	498,893	0.1%
JP Gan(8)	188,000	0.0%
May Yihong Wu	—	—
Iris Yang Xiao	—	—
Rong Luo	—	—
All directors and officers as a group	63,766,293	9.4%
Principal Shareholders:
Capital World Investors(9)	55,777,883	8.9%
Baidu, Inc.(10)	45,953,524	7.3%
BlackRock, Inc.(11)	32,685,688	5.2%

Notes:

*	Unless otherwise stated, the business address of our directors and executive officers is c/o 30 Raffles Place, #29-01, Singapore 048622.

*	Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities.

(1)

For each person and group included in this table, percentage ownership is calculated by dividing the sum of the number of shares held by such person or group and the number of share options held by such person or group that were exercisable within 60 days after March 31, 2026 by the sum of the number of ordinary shares outstanding as of March 31, 2026 and the number of ordinary shares underlying share options held by such person or group that were exercisable within 60 days after March 31, 2026.

(2)

Includes (i) 7,019,542 ordinary shares (including ordinary shares represented by ADSs) beneficially owned by Mr. Liang, (ii) 12,512,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2026 held by Mr. Liang; (iii) 2,241,600 ordinary shares (including ordinary shares represented by ADSs) held by Mr. Liang whose investment and voting power over these ordinary shares has been assigned to a third-party irrevocable trust; and (iv) 21,563,333 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2026, which options were granted to Mr. Liang and rights underlying these options have been assigned to a third-party irrevocable trust. Mr. Liang and his family members are beneficiaries of the trust. Mr. Liang disclaims beneficial ownership of the securities listed in (iii) and (iv) for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934.

(3)

Includes (i) 1,219,868 ordinary shares (including ordinary shares represented by ADSs) held by Ms. Sun whose investment and voting power over these ordinary shares has been assigned to a third party irrevocable trust; and (ii) 15,202,167 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2026; such options were granted to Ms. Sun and rights underlying the options have been assigned to a third-party irrevocable trust. Ms. Sun and her family members are beneficiaries of the trust. Ms. Sun disclaims beneficial ownership of these securities for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934.

(4)

Includes 119,928 ordinary shares (including ordinary shares represented by ADSs) beneficially owned by Ms. Wang and 832,098 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2026 held by Ms. Wang.

(5)

Includes 89,322 ordinary shares (including ordinary shares represented by ADSs) beneficially owned by Mr. Xiong and 1,353,750 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2026 held by Mr. Xiong.

(6)

Includes 713,792 ordinary shares (including ordinary shares represented by ADSs) beneficially owned by Mr. Shen and 212,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2026 held by Mr. Shen. Mr. Shen’s business address is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.

(7)

Includes 238,893 ordinary shares (including ordinary shares represented by ADSs) beneficially owned by Mr. Li and 260,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2026 held by Mr. Li. Mr. Li’s business address is Suite 5612, 56/F, The Center, 99 Queen’s Road Central, Hong Kong.

(8)

Includes 113,000 ordinary shares (including ordinary shares represented by ADSs) beneficially owned by Mr. Gan and 75,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2026 held by Mr. Gan. Mr. Gan’s business address is Unit 2502, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

(9)

Includes 55,777,883 ordinary shares beneficially owned as of September 30, 2025 by Capital World Investors, based on the information contained in the Schedule 13G/A filed by Capital World Investors with the SEC on November 13, 2025. Based on the same Schedule 13G/A filing, Capital World Investors is a division of Capital Research and Management Company, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited. The address for Capital World Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

(10)

Includes 45,953,524 ordinary shares beneficially owned as of September 25, 2024 by Baidu, Inc. and its wholly-owned subsidiary, Baidu Holdings Limited, based on the information contained in the Schedule 13D/A filed by Baidu, Inc. and Baidu Holdings Limited on September 27, 2024. The address for Baidu, Inc. and Baidu Holdings Limited is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, the People’s Republic of China.

(11)

Includes 32,685,688 ordinary shares beneficially owned as of December 31, 2025 by BlackRock, Inc., based on the information contained in the Schedule 13G filed by BlackRock, Inc. on January 21, 2026. The address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

To our knowledge, we believe that as of March 31, 2026, 260,066,700 ordinary shares were held by two record shareholders in the United States, including 260,066,692 ordinary shares (including ordinary shares that were issued for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans and treasury shares that were repurchased but not retired by our company) held of record by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Enforceability of Civil Liabilities

Our business operations are primarily conducted in China, and most of our assets are located in China. Among our directors and executive officers, Neil Nanpeng Shen, Gabriel Li, JP Gan and Iris Yang Xiao habitually reside in Hong Kong while the other directors and executive officers all habitually reside in the Chinese mainland, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that there is uncertainty as to whether the courts of the Chinese mainland would:

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

Our PRC legal counsel has further advised us that recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. Courts of the Chinese mainland may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law and other applicable laws and regulations based either on treaties between the Chinese mainland and the country where the judgment is made or on principles of reciprocity between jurisdictions. the Chinese mainland does not have any treaties or other forms of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of the Chinese mainland will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedure Law, courts in the Chinese mainland will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of the Chinese mainland would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedure Law, foreign shareholders may originate actions based on PRC law against a company in the Chinese mainland for disputes if they can establish a sufficient nexus to the Chinese mainland for a court of the Chinese mainland to have jurisdiction and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the Chinese mainland in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the Chinese mainland for a court of the Chinese mainland to have jurisdiction as required under the PRC Civil Procedure Law.

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

A.   Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.   Related Party Transactions

Arrangements with the VIEs

Current PRC laws and regulations impose restrictions on foreign ownership of certain businesses in China. Therefore, we conduct part of our businesses through a series of contractual arrangements between our PRC subsidiaries, the VIEs, and/or their respective shareholders. The VIEs hold the licenses and approvals for operating the travel agency and value-added telecommunications businesses in China. As a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) receive the economic benefits from the VIEs that could be significant to them. Accordingly, for accounting purposes, the contractual arrangements provide Trip.com Group Limited with a “controlling financial interest” in the VIEs as defined in FASB ASC 810, making Trip.com Group Limited the primary beneficiary of these companies, and Trip.com Group Limited thus has consolidated the financial results of operations, assets, and liabilities of these companies in its consolidated financial statements under U.S. GAAP. Moreover, we plan to enter into the same series of agreements with all of the future variable interest entities. As of the date of this annual report, Bo Sun, Maohua Sun, Hui Cao, and Hui Wang, all being our employees or senior consultants, are the principal record owners of the VIEs. Neither Trip.com Group Limited nor its investors have an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs.

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

Powers of Attorney. The shareholders of Ctrip Commerce (VIE) signed an irrevocable power of attorney to appoint Ctrip Travel Network as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of Ctrip Commerce (VIE). Each such power of attorney will remain effective as long as Ctrip Commerce (VIE) exists, and such shareholders of Ctrip Commerce (VIE) are not entitled to terminate or amend the terms of the powers of attorney without prior written consent from us.

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

Technical Consulting and Services Agreements. Ctrip Travel Network, a wholly-owned PRC subsidiary of ours, provides Ctrip Commerce (VIE) with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, Ctrip Commerce (VIE) agrees to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For 2023, 2024, and 2025 the VIEs paid Ctrip Travel Network a periodic fee based on the number of transportation tickets sold in the period, at an average rate of RMB8.5 (US$1.2) per ticket. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of Ctrip Commerce (VIE) have irrevocably appointed a designated person to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of the VIEs in the form of service fees. The services fees paid by all of the VIEs as a percentage of their total net income were 128%, 92%, and 90% for the years ended December 31, 2023, 2024, and 2025, respectively. Ctrip Travel Network will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable VIE.

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

Equity Pledge Agreements. The shareholders of Ctrip Commerce (VIE), have pledged their respective equity interests in Ctrip Commerce (VIE) as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by Ctrip Commerce (VIE) of the technical and consulting service fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. This agreement is valid and binding on the parties, their heirs, successors and permitted assignees. In the event Ctrip Commerce (VIE) breaches any of its obligations or any shareholder of Ctrip Commerce (VIE) breaches his or her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The pledge has been established upon registration with the local branch of the SAMR, and will expire two years after the pledgors and Ctrip Commerce (VIE) no longer undertake any obligations under the above-referenced agreements.

As of the date of this annual report, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing (VIE) along with all rights, titles and interests to Qunar Software as a guarantee for the performance of all obligations under the contractual arrangements mentioned herein. This agreement is valid and binding on the pledgors and each of their successors, and is binding on the pledgee and its successors and assignees. Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by PRC law. The pledge has been established upon registration with the local branch of the SAMR, and will expire when all obligations under the contractual arrangements have been satisfied. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are substantially similar to the terms described in the foregoing paragraph.

Loan Agreements. Under the loan agreements we entered into with the shareholders of Ctrip Commerce (VIE), we extended long-term business loans to these shareholders of Ctrip Commerce (VIE) with the sole purpose of providing funds necessary for the capitalization or acquisition of Ctrip Commerce (VIE). These business loan amounts were injected into Ctrip Commerce (VIE) as capital and cannot be accessed for any personal uses. The initial term of the loan agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension by written notice in advance. The loan agreements will remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of Ctrip Commerce (VIE) have no right to unilaterally terminate these agreements or repay the loans in advance. The loan agreements are valid and binding on the parties, their successors and permitted assignees. In the event that the PRC government lifts its restrictions on foreign ownership of the value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of Ctrip Commerce (VIE), as described in the following paragraph, and the loan agreements will be canceled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

As of the date of this annual report, pursuant to the loan agreement among Qunar Software, Hui Cao and Hui Wang, the loans extended by Qunar Software to each of Hui Cao and Hui Wang are only repayable by a transfer of such borrower’s equity interest in Qunar Beijing (VIE) to Qunar Software or its designated party, in proportion to the amount of the loan to be repaid. This loan agreement will continue in effect indefinitely until such time as (i) the borrowers receive a repayment notice from Qunar Software and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless Qunar Software sends a notice indicating otherwise within 15 calendar days after it is aware of such event. The loan agreement is valid and binding on the parties, their successors and permitted assignees. The terms of this loan agreement are substantially similar to the terms described in the foregoing paragraphs.

The following table sets forth, as of the date of this annual report, the amount of each business loan, the date each business loan arrangement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the corresponding significant VIE.

Date of Loan Agreement	Borrower	Significant VIE	Principal		Interest	Maturity Date	Outstanding Balance
			RMB	US$			RMB	US$
			(in millions)				(in millions)
November 30, 2021	Bo Sun	Ctrip Commerce (VIE)	808.2	115.6	None	November 29, 2031	808.2	115.6
April 9, 2019	Maohua Sun	Ctrip Commerce (VIE)	88.7	12.7	None	December 13, 2035	88.7	12.7
December 14, 2015	Maohua Sun	Ctrip Commerce (VIE)	3.1	0.4	None	December 13, 2035	3.1	0.4
March 23, 2016	Hui Cao	Qunar Beijing (VIE)	6.6	0.9	None	Until repayment notice	6.6	0.9
March 23, 2016	Hui Wang	Qunar Beijing (VIE)	4.4	0.6	None	Until repayment notice	4.4	0.6

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

In addition, we also enter into technical consulting and services agreements with some of the majority-owned or wholly-owned subsidiaries of the VIEs, and these subsidiaries of the VIEs pay us service fees based on the level of services provided. The existence of such technical consulting and services agreements provides us with the enhanced ability to transfer economic benefits of these majority-owned or wholly-owned subsidiaries of the VIEs to us in exchange for the services provided, and this is in addition to our existing ability to consolidate and extract the economic benefits of these majority-owned or wholly-owned subsidiaries of the VIEs. For instance, the VIEs may cause the economic benefits to be channeled to them in the form of dividends, which then may be further consolidated and absorbed by us through the contractual arrangements described above.

Share Incentive Grants

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employees’ Share Incentive Plans.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Commissions and other service fees to/from Tongcheng Travel

Tongcheng Travel Holdings Limited, or Tongcheng Travel, is an equity method investee of us. Tongcheng Travel uses its platform to promote the hotel rooms provided by us from our travel suppliers and provides marketing and other services to us. We also promote Tongcheng Travel’s hotel rooms on our platform and provide technology services to Tongcheng Travel. Total commissions and other service fees paid by us to Tongcheng Travel amounted to RMB61 million (US$9 million), and total commissions and other service fees paid by Tongcheng Travel to us amounted to RMB300 million (US$43 million) for the year ended December 31, 2025.

Commissions from H World

One of our hotel partners, H World, has a director in common with our company and a director who is a family member of one of our officers. H World has entered into agreements with us to provide hotel rooms for our customers. Total commissions H World paid us amounted to RMB182 million (US$26 million) for the year ended December 31, 2025. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Commissions from BTG

BTG Hotels (Group) Co., Ltd., or BTG, is an equity method investee of us. BTG entered into agreements with us to provide hotel rooms for our customers. Total commissions from BTG amounted to RMB185 million (US$26 million) for the year ended December 31, 2025. These commissions were paid to us in our ordinary course of business on terms substantially similar to those for our unrelated hotel suppliers.

Technology service fees from Shangcheng Consumer Finance

Shanghai Shangcheng Consumer Finance Corporation Limited, or Shangcheng Consumer Finance, is an equity method investee of us. We provide Shangcheng Consumer Finance access to our platform to provide financial services to our users. Total technology service fees from Shangcheng Consumer Finance amounted to RMB210 million (US$30 million) for the year ended December 31, 2025.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

We have appended our audited consolidated financial statements filed pursuant to “Item 18. Financial Statements” as part of this annual report.

Legal Proceedings

In January 2026, we received notice that the SAMR commenced an investigation into whether we have abused or are abusing a dominant market position to engage in monopolistic conduct pursuant to the PRC Anti-Monopoly Law. As of the date of this annual report, the investigation is ongoing and we are cooperating with the SAMR’s investigation. We are unable to predict the timing, outcome, or consequences of the investigation, or estimate the possible loss, if any, associated with the investigation. In addition, in March 2026, we and certain of our current officers and directors were named as defendants in a putative securities class action filed in the United States District Court for the Eastern District of New York, captioned De Wilde v. Trip.com Group Limited et al., Case No. 2:26-cv-01420-ST (E.D.N.Y.). The plaintiff in this case makes allegations arising out of the January 2026 notice we received that the SAMR had commenced an investigation of us under the PRC Anti-Monopoly Law. Because of that notice, the plaintiff alleges that certain statements in our annual reports for the fiscal year ended December 31, 2023 and 2024, respectively, were false or misleading, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. As the case remains in its preliminary stage, we are unable to predict its timing, outcome, or consequences, and cannot conclude at this point whether we will be subject to any liability or damages. Except for the SAMR investigation and this putative securities class action, we are not a party to any pending material litigation or other legal proceeding and are not aware of any pending litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various legal proceedings and claims that are incidental to our ordinary course of business.

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

Our ordinary shares have been listed on the Hong Kong Stock Exchange since April 2021 under the stock code “9961.” Our principal place of business in Hong Kong is Suites 3501-06&12, 35/F, Tower 2, The Gateway, Tsim Sha Tsui, Hong Kong.

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

Voting Rights. Subject to certain exceptions as required by the Hong Kong Listing Rules, and subject to any rights and restrictions for the time being attached to any shares, every shareholder present at a general meeting of our shareholders shall have (i) on a show of hands, one vote, and (ii) on a poll, one vote for each share held by such shareholder. Voting at any meeting of shareholders is by show of hands unless before or on the declaration of the result of the show of hands, a poll is demanded. A poll may be demanded by the chairman of the meeting or any shareholder or shareholders collectively present in person or by proxy and holding at least ten percent in par value of the shares giving a right to attend and vote at the meeting.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on the terms that such shares are subject to redemption, at our option or at the option of the holders thereof on such terms and in such manner as may be determined, prior to the issue of such shares, by special resolution. Our company may also repurchase any of our shares (including redeemable shares) provided that the manner of such purchase has been authorized by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company will, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures set out in the Companies Act, subject to certain exceptions. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

•	the arrangement is such that it may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a class action against, or derivative actions in the name of, our company to challenge:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,

•	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and

•	an act which requires a resolution with a qualified (or special) majority (i.e., more than a simple majority) which has not been obtained.

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

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires a director to act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires a director to act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding not less than ten per cent in par value of the capital of our company attaching to the issued and outstanding shares of our company entitled to vote at general meetings, for as long as our shares remain listed on the Hong Kong Stock Exchange, to requisition a shareholder’s meeting, in which case our directors should convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put a proposal before any annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require that, for as long as we remain listed on the Hong Kong Stock Exchange, we shall in each financial year hold a general meeting as our annual general meeting, to be held within six months (or such other period as may be permitted by the Hong Kong Listing Rules) after the end of our financial year.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, three directors (each, a “Founder Director”) shall be appointed by our founders, subject to approval of a majority of our independent directors; one director shall be our current chief executive officer; and the remaining directors (each, an “Ordinary Director”) shall be appointed by an ordinary resolution of our shareholders. The Founder Directors may only be removed by the shareholders who nominated and elected such directors, whereas Ordinary Directors may be removed by an ordinary resolution of our shareholders. Notwithstanding the foregoing, for as long as we remain listed on the Hong Kong Stock Exchange, any director may be removed with or without cause, by an ordinary resolution of our shareholders. A director’s office will be vacated if the director (i) gives notice in writing to us that he resigns the office of director, (ii) absents himself (without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office, (iii) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally, or (iv) is found to be or becomes of unsound mind. Subject to the foregoing sentence, each director will hold office until the expiration of his term and until his successor has been elected and qualified in accordance with the memorandum and articles of association.

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

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. However, we intend to provide our shareholders with annual reports containing audited financial statements. Further, pursuant to our articles of association, any register of members held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as our board of directors may impose) be open for inspection by a shareholder without charge, provided that we may be permitted to close any register of members held in Hong Kong on terms equivalent to section 632 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (as in force from time to time).

C.	Material Contracts

Other than an indenture dated June 7, 2024 constituting US$1.5 billion 0.75% Convertible Senior Notes due 2029, contracts entered into in the ordinary course of business and contracts described under “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report, we have not entered into a material contract during the two years immediately preceding the date of this annual report.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold our ADSs or ordinary shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code, U.S. Treasury regulations promulgated thereunder, published positions of the Internal Revenue Service, or the IRS, court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

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

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in a U.S. Holder’s gross income as dividend income on the day actually or constructively received by such holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the U.S. Internal Revenue Code.

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

Sale or Other Taxable Dispositions

Subject to discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under PRC tax law and gain from the disposition of the ADSs or ordinary shares is subject to tax in China, such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes under the U.S.-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produces or is held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming we are the owner of the VIEs for U.S. federal income tax purposes, based on the market price of our ADSs and the nature and composition of our income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2025, and we do not expect to be a PFIC for the foreseeable future. However, no assurances can be given with regard to our PFIC status for our current or subsequent taxable years because our PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, on the composition of our income and assets. Because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile), changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent declines in the market price of our ADSs increased our risk of being or becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs, or ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

Interest Rate Risk. Our exposure to interest rate risk primarily relates to interest income generated by bank deposit and short-term investment, as well as interest expenses associated with floating rate based bank borrowings and syndicated loans. For information about these notes and bank borrowings, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” We have used interest swap contracts to hedge our exposure to interest rate risk. Based on our cash balance as of December 31, 2025, a one basis point decrease in interest rates would result in an RMB10 million (US$1 million) decrease in our interest income on an annual basis. Our future interest income may fluctuate in line with changes in interest rates. We have not used derivative financial instruments to reduce the risk for the fixed rate based bank borrowings. We have not been exposed to nor do we anticipate being exposed to material risks due to changes in interest rates for the fixed rate based bank borrowings.

Foreign Exchange Risk. The majority of our revenues are denominated in Renminbi. While a portion of our financial assets, financial liabilities and dividend payments are denominated in U.S. dollars, we may use foreign exchange spot, forwards, or other contracts to hedge our exposure to foreign currency risk where we deem it necessary. The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in global economic conditions and foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

Investment Risk. As of December 31, 2025, our equity method investments totaled US$2.4 billion. We periodically review our investments for impairment. Unrealized gains on transactions between the affiliated entity and us are eliminated to the extent of our interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. We are unable to control these factors and an impairment charge recognized by us will impact our operating results and financial position. As of December 31, 2025, our remaining investments were mainly equity security investments measured at fair market value and time deposits and financial products in commercial banks, and the impairment risks associated with these investments are not considered significant and particularly sensitive to management judgments.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADSs	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$0.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Payments from the Depositary to Us

We expect to receive from the depositary a reimbursement of approximately US$6 million, net of withholding tax, for our continuing annual stock exchange listing fees and our expenses incurred in connection with investor relationship programs for 2025. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs in the future. The amount of such reimbursements is subject to certain limits.

Dealings and Settlement of Shares in Hong Kong

Our ordinary shares now trade on the Hong Kong Stock Exchange in board lots of 50 ordinary shares. Dealings in our ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;

•	the Securities and Futures Commission of Hong Kong transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	Accounting and Financial Reporting Council of Hong Kong transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.0042% of the gross transaction value;

•	brokerage commission, which is freely negotiable with the broker; and

•

the Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, will charge HK$2.50 per share certificate canceled/issued (whichever is higher) for each regular transfer service of ordinary shares from one registered owner to another, and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

•

Upon payment of or net of its fees and expenses and of any taxes or charges, such as stamp duties or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

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

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, Jane Jie Sun, and our chief financial officer, Cindy Xiaofan Wang, has performed an assessment of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that assessment, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

Our management conducted an assessment of the effectiveness of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in their report that appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an assessment of our internal control over financial reporting to determine whether any changes that occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that assessment, it has been determined that there has been no such change during the period covered by this annual report.

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

	For the Years Ended December 31,
	2024	2025
	RMB	RMB	US$
Audit Fees(1)	29,819,043	28,169,805	4,028,229
Audit Related Fees(2)	2,420,442	1,793,481	256,464
Tax Fees(3)	3,326,111	3,010,115	430,441
All Other Fees(4)	—	2,118,989	303,011

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

In March 2014, our board of directors adopted a share repurchase plan, pursuant to which we are authorized to purchase our own ADSs with an aggregate value of up to US$600 million, to be funded out of our existing cash balance.

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

In February 2024, pursuant to the regular capital return policy, our board of directors approved and authorized us to implement strategic capital return initiatives, which include share repurchases, from time to time, for an aggregate value of up to US$300 million.

In February 2025, pursuant to the regular capital return policy, our board of directors approved and authorized us to implement additional strategic capital return initiatives, which include share repurchases, from time to time, for an aggregate value of up to US$400 million.

In August 2025, pursuant to the regular capital return policy, our board of directors approved and authorized a new share repurchase program under which we may repurchase up to an aggregate of US$5 billion of our outstanding ordinary shares and/or ADSs.

The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations as well as the repurchase mandate granted or to be granted to our board of directors pursuant to the resolutions of shareholders passed at our annual general meeting (to the extent applicable). The following table summarizes our repurchases of our equity securities in 2025.

Period	Total Number of ADS/Ordinary Shares Purchased	Average Price Paid Per ADS/ Ordinary Share(1)	Total Number of ADSs/Ordinary Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs/ Ordinary Shares that May Yet Be Purchased Under the Plans
January 1 to January 31, 2025	—	N/A	—	281,779,386
February 1 to February 28, 2025	—	N/A	—	681,779,386
March 1 to March 31, 2025	—	N/A	—	681,779,386
April 1 to April 30, 2025	1,573,282	53.15	1,573,282	598,164,539
May 1 to May 31, 2025	—	N/A	—	598,164,539
June 1 to June 30, 2025	5,390,320	58.71	5,390,320	281,675,004
July 1 to July 31, 2025	—	N/A	—	281,675,004
August 1 to August 31, 2025	—	N/A	—	5,281,675,004
September 1 to September 30, 2025	—	N/A	—	5,281,675,004
October 1 to October 31, 2025	—	N/A	—	5,281,675,004
November 1 to November 30, 2025	1,843,012	69.89	1,843,012	5,152,863,370
December 1 to December 31, 2025	1,209,400	69.94	1,209,400	5,068,282,436

Total	10,016,014	61.25	10,016,014	5,068,282,436

Notes:

(1)	Each ADS represents one ordinary share.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. In lieu of the requirements of Rule 5635(c) of the Nasdaq Rules that shareholder approval be required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement is made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we intend to follow our home country practices with respect to the approval for adoption and material amendment to our equity-based compensation plans. Our Cayman Islands legal counsel has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to follow or comply with the requirements of Rule 5635(c) of the Nasdaq Rules. Nasdaq has acknowledged the receipt of this letter.

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
Risk Management and Strategy
We have implemented robust processes for assessing, identifying, and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incidents. We have also integrated cybersecurity risk management into our overall enterprise risk management system.
We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cybersecurity threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth
analysis, and rapid response. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network and the connections with any third-party service providers, ongoing evaluation of our security measures implemented towards internal and external resources, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our cybersecurity department is actively engaged in continuous monitoring of our applications, platforms, and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.
We also engaged third parties in connection with the processes for assessing, identifying, and managing material risks from cybersecurity threats
. For example, we engaged third parties for penetration test services, on-site
security maintenance service, and cloud-based security services.
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
of our company.
On the management level, we have established an information security committee comprised of senior principals of our information security department, technology department, and legal department, who collectively have diverse and extensive experience in their respective fields. The information security committee monitors potential cybersecurity risks, develops risk prevention and mitigation measures, ensures the due implementation of all risk prevention and mitigation measures across our company, and introduces new technologies and innovative solutions for defending our company against cybersecurity threats. The information security committee reports to our executive officers and holds as many meetings with our chief executive officer and our chief financial officer as it deems appropriate.
We also have a cybersecurity disclosure committee established pursuant to the internal controls and procedures in connection with cybersecurity. The cybersecurity disclosure committee is comprised of a senior principal in charge of cybersecurity matters and other senior principals who are in charge of our disclosure controls and procedures. Our cybersecurity disclosure committee reports to our chief executive officer, chief financial officer, and board of directors from time to time regarding its assessment, identification, and management of material risks from cybersecurity threats that happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our cybersecurity disclosure committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity incident, our cybersecurity disclosure committee will promptly report the investigation and assessment results to our board of directors, and our board of directors will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our cybersecurity disclosure committee will promptly prepare disclosure material for review and approval by our board of directors before it is disseminated to the public.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Trip.com Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant adopted by the shareholders of the Registrant on June 30, 2023 (incorporated by reference to Exhibit 3.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on June 30, 2023)
2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Form 424b3 (File No. 333-233932) filed with the Securities and Exchange Commission on March 18, 2021)
2.2	Specimen Stock Certificate of the Registrant (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 27, 2022)
2.3	Rights Agreement dated as of November 23, 2007 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 23, 2007)
2.4	First Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)
2.5	Second Amendment to the Rights Agreement dated as of August 7, 2014 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on August 8, 2014)
2.6	Third Amendment to the Rights Agreement dated as of May 29, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on June 4, 2015)
2.7	Fourth Amendment to the Rights Agreement dated as of October 26, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on October 27, 2015)
2.8	Fifth Amendment to the Rights Agreement dated as of December 23, 2015 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.3 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on December 23, 2015)
2.9	Sixth Amendment to the Rights Agreement dated as of August 30, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)
2.10	Seventh Amendment to the Rights Agreement dated as of November 13, 2019 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.2 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on November 14, 2019)

Exhibit Number	Document
2.11	Eighth Amendment to the Rights Agreement dated July 26, 2024 between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.9 to our Report of Foreign Private Issuer on Form 8-A/A furnished to the Securities and Exchange Commission on July 29, 2024)
2.12	Deposit Agreement dated as of December 8, 2003, as amended and restated as of August 11, 2006, and as further amended and restated as of December 3, 2007, among the Registrant, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)
2.13	Description of Securities (incorporated by reference to Exhibit 2.12 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2024)
4.1	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003)
4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 27, 2023)
4.3*	Translation of Executed Form of Technical Consulting and Services Agreement between a wholly-owned subsidiary of the Registrant and a VIE, as currently in effect, and a schedule of all executed technical consulting and services agreements adopting the same form in respect of a VIE
4.4*	Translation of Executed Form of Loan Agreement between a wholly-owned subsidiary of the Registrant and shareholders of a VIE, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a VIE
4.5*	Translation of Executed Form of Exclusive Call Option Agreement among a wholly-owned subsidiary of the Registrant, a VIE and a shareholder of the VIE, as currently in effect, and a schedule of all executed exclusive call option agreements adopting the same form in respect of a VIE
4.6*	Translation of Executed Form of Equity Pledge Agreement between a wholly-owned subsidiary of the Registrant and a shareholder of a VIE, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a VIE
4.7*	Translation of Executed Form of Power of Attorney by a shareholder of a VIE, as currently in effect, and a schedule of all executed power of attorney adopting the same form in respect of a VIE
4.8	Form of Director Agreement between the Registrant and its director (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on May 11, 2004)
4.9	Translation of State Land Use Right Assignment Contract dated February 25, 2008 between Nantong Land Resource Bureau and Ctrip Information Technology (Nantong) Co., Ltd. (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2008)
4.10	2007 Share Incentive Plan of the Registrant, as amended and restated as of November 17, 2008 (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on May 26, 2009)
4.11	Translation of State-Owned Construction Land Use Right Transfer Contract dated September 30, 2011 between Chengdu Ctrip Information Technology Co., Ltd. and Chengdu Land Resources Bureau (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 30, 2012)
4.12	Standstill Agreement dated as of October 26, 2015 between Baidu, Inc. and the Registrant (incorporated by reference to Exhibit 3 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)
4.13	Registration Rights Agreement dated as of October 26, 2015 between Baidu Holdings Limited and the Registrant (incorporated by reference to Exhibit 4 to Schedule 13D (File No. 005-79455) filed by Baidu, Inc. with the Securities and Exchange Commission on November 4, 2015)

Exhibit Number	Document
4.14	Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards dated December 9, 2015 between the Registrant and Qunar Cayman Islands Limited (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.15	Restated Exclusive Technical Consulting and Services Agreement dated March 23, 2016 between Beijing Qu Na Information Technology Co., Ltd. and Beijing Qunar Software Technology Co., Ltd. (incorporated by reference to Exhibit 4.52 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.16	Loan Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.53 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.17	Equity Option Agreement dated March 23, 2016 among Qunar Cayman Islands Limited, Beijing Qunar Software Technology Co., Ltd., Hui Cao, Hui Wang and Beijing Qu Na Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.54 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.18	Equity Interest Pledge Agreement dated March 23, 2016 among Beijing Qunar Software Technology Co., Ltd., Hui Cao and Hui Wang (incorporated by reference to Exhibit 4.55 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.19	Power of Attorney by Hui Cao and Hui Wang dated March 23, 2016 (incorporated by reference to Exhibit 4.56 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016)
4.20*	Third Amended and Restated Global Share Incentive Plan
4.21	Indenture dated July 20, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027 (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 15, 2021)
4.22	Supplemental Indenture dated December 15, 2020 constituting US$500 million 1.50% Exchangeable Senior Notes due 2027 (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on March 15, 2021)
4.23	Indenture dated June 7, 2024 constituting US$1.5 billion 0.75% Convertible Senior Notes due 2029 (incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 11, 2025)
8.1*	List of Significant Consolidated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant, as amended and restated as of July 23, 2023 (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2024)
11.2	Amended and Restated Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 11, 2025)
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97 to our Annual Report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 29, 2024)

Exhibit Number	Document
101.INS*	Inline XBRL Instance Documen-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRIP.COM GROUP LIMITED

By:	/s/ Jane Jie Sun
Name: Jane Jie Sun
Title: Chief Executive Officer and Director

Date: April 28, 2026

TRIP.COM GROUP LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Trip.com Group Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Trip.com Group Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework
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
Revenue recognition – Accommodation reservation services and transportation ticketing services
As disclosed in the consolidated statements of income and comprehensive income, the Company’s accommodation reservation services and transportation ticketing services revenue was RMB26,100 million and RMB22,489 million, respectively, for the year ended December 31, 2025. As described in Note 2 to the consolidated financial statements, revenue from accommodation reservation services and transportation ticketing services is substantially recognized at a point of time when the performance obligations are satisfied. Revenue from accommodation reservation services and transportation ticketing services consist of a significant volume of low-value transactions processed through multiple customized information technology systems.
The principal consideration for our determination that performing procedures relating to revenue recognition from accommodation reservation services and transportation ticketing services is a critical audit matter is a high degree of audit effort in performing procedures related to the Company’s revenue recognition for accommodation reservation services and transportation ticketing services.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process of revenue from accommodation reservation services and transportation ticketing services, including testing the Company’s information technology general controls, system interface controls and automated controls related to systems utilized within the revenue recognition process. These procedures also included, among others, testing revenue transactions, on a sample basis, by agreeing the amounts recognized to source documents.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 28, 2026
We have served as the Company’s auditor since 2003.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In millions, except for share and per share data)

	2023	2024	2025	2025
	RMB	RMB	RMB	US$ (Note 2)
Revenues:
Accommodation reservation	17,257	21,612	26,100	3,732
Transportation ticketing	18,443	20,301	22,489	3,216
Packaged tours	3,140	4,336	4,688	670
Corporate travel	2,254	2,502	2,829	405
Other	3,468	4,626	6,404	916

Total revenues	44,562	53,377	62,510	8,939
Less: Sales tax and surcharges	(52)	(83)	(101)	(14)

Net revenues	44,510	53,294	62,409	8,925
Cost of revenues	(8,121)	(9,990)	(12,122)	(1,733)

Gross profit	36,389	43,304	50,287	7,192

Operating expenses:
Product development	(12,120)	(13,139)	(15,136)	(2,164)
Sales and marketing	(9,202)	(11,902)	(14,904)	(2,131)
General and administrative	(3,743)	(4,086)	(4,474)	(640)

Total operating expenses	(25,065)	(29,127)	(34,514)	(4,935)

Income from operations	11,324	14,177	15,773	2,257
Interest income	2,090	2,341	2,603	372
Interest expense	(2,067)	(1,735)	(849)	(121)
Other (expense)/ income	(667)	2,220	21,321	3,049

Income before income tax expense and equity in income of affiliates	10,680	17,003	38,848	5,557
Income tax expense	(1,750)	(2,604)	(5,815)	(832)
Equity in income of affiliates	1,072	2,828	353	50

Net income	10,002	17,227	33,386	4,775
Net income attributable to non-controlling interests and mezzanine classified non-controlling interests	(84)	(160)	(67)	(9)
Accretion to redemption value of redeemable non-controlling interests	—	—	(25)	(4)
Net income attributable to Trip.com Group Limited	9,918	17,067	33,294	4,762

Net income	10,002	17,227	33,386	4,775
Other comprehensive income/(loss):
Foreign currency translation	77	417	(1,398)	(200)
Unrealized securities holding losses, net of tax	(817)	(70)	(122)	(17)
Less: Reclassification adjustment for losses included in net income, net of tax	108	622	290	41

Total comprehensive income	9,370	18,196	32,156	4,599
Comprehensive income attributable to non-controlling interests and mezzanine classified non-controlling interests	(84)	(160)	(67)	(9)
Accretion to redemption value of redeemable non-controlling interests	—	—	(25)	(4)

Comprehensive income attributable to Trip.com Group Limited	9,286	18,036	32,064	4,586

Earnings per ordinary share
— Basic	15.19	26.10	50.62	7.24
— Diluted	14.78	24.78	47.67	6.82
Earnings per ADS
— Basic	15.19	26.10	50.62	7.24
— Diluted	14.78	24.78	47.67	6.82
Weighted average ordinary shares outstanding
— Basic shares	652,859,211	654,035,399	657,754,190	657,754,190
— Diluted shares	671,062,240	688,704,882	698,378,891	698,378,891
Share-based compensation included in Operating expenses above is as follows:
Product development	870	976	1,039	149
Sales and marketing	158	171	216	31
General and administrative	806	895	1,015	145
The accompanying notes are an integral part of these consolidated financial statements.

TRIP.COM GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2025
(In millions, except for share and per share data)

	2024	2025	2025
	RMB	RMB	US$ (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	48,439	39,848	5,698
Restricted cash	2,654	6,603	944
Short-term investments	28,475	32,007	4,577
Accounts receivable, net (Allowance for credit losses of RMB190 million and RMB193 million as of December 31, 2024 and 2025, respectively)	12,459	15,241	2,179
Due from related parties ( Allowance for credit losses of RMB72 million and RMB33 million as of December 31, 2024 and 2025, respectively)	2,803	3,369	482
Prepayments and other current assets (Allowance for credit losses of RMB360 million and RMB616 million as of December 31, 2024 and 2025, respectively)	17,290	23,982	3,429

Total current assets	112,120	121,050	17,309
Long-term prepayments and other assets	454	600	86
Land use rights	77	151	22
Property, equipment and software	5,053	5,445	779
Investments	47,194	61,375	8,777
Goodwill	60,911	62,268	8,904
Intangible assets	12,763	12,862	1,839
Right-of-use assets	755	881	126
Deferred tax assets	3,254	2,755	394
Total assets	242,581	267,387	38,236

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	19,433	19,335	2,765
Accounts payable	16,578	19,150	2,738
Due to related parties	397	344	49
Salary and welfare payable	5,343	5,948	851
Taxes payable	2,117	2,048	293
Advances from customers	18,029	18,185	2,600
Accrued liability for rewards program	2,452	3,262	466
Other payables and accruals	9,661	9,897	1,415

Total current liabilities	74,010	78,169	11,177
Deferred tax liabilities	4,098	3,949	565
Long-term debt	20,134	11,430	1,634
Long-term lease liability	561	585	84
Other long-term liabilities	296	654	94

Total liabilities	99,099	94,787	13,554

Commitments and contingencies (Note 19)
MEZZANINE EQUITY	743	131	19
SHAREHOLDERS’ EQUITY
Share capital (US$0.00125 par value; 1,400,000,000 shares authorized, issued shares as of December 31, 2024 and 2025: 689,450,266 and 695,779,137; outstanding shares as of December 31, 2024 and 2025: 653,270,717 and 649,583,574)	6	6	1
Additional paid-in capital	101,187	103,953	14,865
Statutory reserves	2,694	3,219	460
Accumulated other comprehensive loss	(1,431)	(2,661)	(381)
Retained earnings	45,251	76,597	10,954
Less: Treasury stock	(5,900)	(10,296)	(1,472)

Total Trip.com Group Limited shareholders’ equity	141,807	170,818	24,427
Non-controlling interests	932	1,651	236

Total shareholders’ equity	142,739	172,469	24,663

Total liabilities, mezzanine equity and shareholders’ equity	242,581	267,387	38,236

The accompanying notes are an integral part of these consolidated financial statements.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
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
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
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

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In millions, except for share and per share data)

	Ordinary shares (US$0.00125 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Number of Treasury stock	Treasury stock	Total Trip.com Group Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2024	653,270,717	6	101,187	2,694	(1,431)	45,251	(36,179,549)	(5,900)	141,807	932	142,739

Issuance of ordinary shares for the exercise of stock options	6,256,673	0	493	—	—	—	—	—	493	—	493
Conversion of convertible notes	72,198	0	28	—	—	—	—	—	28	—	28
Share-based compensation	—	—	2,222	—	—	—	—	—	2,222	48	2,270
Appropriations to statutory reserves	—	—	—	525	—	(525)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(1,398)	—	—	—	(1,398)	—	(1,398)
Unrealized securities holding losses	—	—	—	—	(122)	—	—	—	(122)	—	(122)
Less: Amounts reclassified from accumulated other comprehensive loss to net income	—	—	—	—	290	—	—	—	290	—	290
Net income	—	—	—	—	—	33,294	—	—	33,294	58	33,352
Repurchasing of ordinary shares	(10,016,014)	0	—	—	—	—	(10,016,014)	(4,396)	(4,396)	—	(4,396)
Business combination and additions of non-controlling interests	—	—	—	—	—	—	—	—	—	727	727
Dividends distribution	—	—	—	—	—	(1,423)	—	—	(1,423)	—	(1,423)
Acquisition of additional equity interests of subsidiaries	—	—	23	—	—	—	—	—	23	(114)	(91)

Balance as of December 31, 2025	649,583,574	6	103,953	3,219	(2,661)	76,597	(46,195,563)	(10,296)	170,818	1,651	172,469

The accompanying notes are an integral part of these consolidated financial statements.

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In millions)

	2023	2024	2025	2025
	RMB	RMB	RMB	US$ (Note 2)
Cash flows from operating activities:
Net income	10,002	17,227	33,386	4,775
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	1,834	2,042	2,270	325
Amortization of debt issuance cost	—	109	96	14
Equity in income of affiliates	(1,072)	(2,828)	(353)	(50)
Loss/(Gain) from disposal of property, equipment and software	25	12	(5)	(1)
Gain from acquirement of business or disposal of long-term investments	(11)	(12)	(15,409)	(2,203)
Impairments of long-term investments	115	122	35	5
Changes in fair value for equity securities investment and exchangeable senior notes	1,507	(1,082)	(3,954)	(565)
Gain from the fair value remeasurement upon the discontinuance of the available-for-sale debt investments	—	—	(143)	(20)
(Gain)/Loss from foreign currency forwards	(22)	(218)	256	37
Tax on capital gain of disposal of an equity method investment	—	—	2,073	296
Allowance for credit losses	79	330	477	68
Depreciation of property, equipment and software	627	655	647	93
Amortization of intangible assets and land use rights	190	196	198	28
Amortization of right of use assets	235	256	250	36
Deferred income tax (benefits)/expenses	(761)	(505)	289	41
Changes in assets and liabilities, net of effects of business acquisitions and disposals:
Increase in accounts receivable	(6,026)	(1,145)	(2,409)	(344)
(Increase)/Decrease in due from related parties	(936)	33	(551)	(79)
Increase in prepayments and other current assets	(2,101)	(2,415)	(5,679)	(812)
(Increase)/Decrease in long-term receivables	(84)	188	(81)	(12)
Increase/(Decrease) in accounts payable	8,977	(203)	2,136	305
Increase/(Decrease) in due to related parties	147	94	(53)	(8)
Increase/(Decrease) in salary and welfare payable	1,432	(68)	600	86
Increase/(Decrease) in taxes payable	1,203	160	(91)	(13)
Increase in advances from customers	5,129	3,869	4	1
Increase in accrued liability for rewards program	648	1,408	810	116
Increase/(Decrease) in other payables and accruals	867	1,400	(420)	(60)

Net cash provided by operating activities	22,004	19,625	14,379	2,059

Cash flows from investing activities:
Purchase of property, equipment and software	(606)	(591)	(797)	(114)
Disposal of property, equipment and software	—	—	7	1
Cash paid for long-term investments	(9,153)	(6,776)	(22,139)	(3,166)
Cash received/(paid) for business combinations, net of cash acquired	0	1,217	(753)	(108)
Cash received from disposal of short-term investments	11,141	53,970	163,561	23,389
Cash paid for short-term investments	(7,314)	(63,230)	(175,699)	(25,125)
Cash received from loans to the users	24,523	6,661	9,053	1,295
Cash paid for loans to the users	(25,018)	(7,864)	(10,419)	(1,490)
Net change in loans to the users with terms of less than three months	(428)	(453)	(281)	(40)
Cash received from disposal of long-term investments	12,774	11,014	33,286	4,760

Net cash provided by/(used in) investing activities	5,919	(6,052)	(4,181)	(598)

TRIP.COM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In millions)

	2023	2024	2025	2025
	RMB	RMB	RMB	US$ (Note 2)
Cash flows from financing activities:
Proceeds from short-term bank loans	34,562	31,775	34,410	4,921
Repayment of short-term bank loans	(40,756)	(35,050)	(36,285)	(5,189)
Proceeds from long-term bank loans	11,915	44	22	3
Repayment of long-term loans, including current portion	(7,682)	(14,860)	(8,565)	(1,225)
Proceeds from exercise of share options	399	1,726	493	70
Cash paid for acquisition of additional equity interests of subsidiaries	(264)	(198)	(218)	(31)
Cash paid for repurchasing of ordinary shares	(1,617)	(2,172)	(4,396)	(629)
Proceeds from issuance of convertible notes	—	10,737	—	—
Proceeds from securitization debt and other investors	968	2,548	3,140	449
Cash paid for settlement of securitization debt	(72)	(1,260)	(1,841)	(263)
Dividends distribution	—	—	(1,423)	(204)
Net cash used in financing activities	(2,547)	(6,710)	(14,663)	(2,098)

Effect of foreign exchange rate changes on cash and cash equivalents, restricted cash	120	247	(177)	(27)
Net increase/(decrease) in cash and cash equivalents, restricted cash	25,496	7,110	(4,642)	(664)
Cash and cash equivalents, restricted cash, beginning of year	18,487	43,983	51,093	7,306

Cash and cash equivalents, restricted cash, end of year*	43,983	51,093	46,451	6,642

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	1,290	2,700	5,740	821
Cash paid for interest	1,889	1,653	854	122
Supplemental schedule of non-cash investing and financing activities
Conversion of convertible notes	—	6	28	4
Non-cash consideration paid for business acquisitions, investments and non-controlling interest	—	(1,870)	(378)	(54)
Accruals related to purchase of property, equipment and software	(36)	(41)	(38)	(5)
Unpaid cash consideration for business acquisitions and acquisition of additional equity interest of a subsidiary	(1)	—	(313)	(45)

*	As of December 31, 202 3 , cash and cash equivalents and restricted cash are RMB41.6 billion and RMB2.4 billion respectively.

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
The Company is principally engaged in the provision of travel related services including accommodation reservation, transportation ticketing, packaged tours, corporate travel management services, as well as other related services.

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
The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for the VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. The Company is considered as the primary beneficiary of the VIEs according to FASB ASC 810 and thus consolidates the financial statements of each of these entities under U.S. GAAP. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries:
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

Note i: In December 2024, the Company terminated the contractual arrangements and acquired the equity interest of Chengdu Ctrip, which became a wholly-owned subsidiary of the Company.
The Company is considered the primary beneficiary of each of the VIEs and the VIEs’ subsidiaries, as defined above, and has consolidated the financial statements of each under U.S. GAAP.
Major VIEs and their subsidiaries
The Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs’ subsidiaries as stated above. These VIEs and VIEs’ subsidiaries are used solely to facilitate the Company’s participation in travel agency and value-added telecommunications businesses in the People’s Republic of China (“PRC”). From 2015, the Company restructured its business lines to change some of the VIEs to its wholly owned subsidiaries, which carry out the businesses that are not foreign ownerships restricted.
Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Ctrip Commerce holds a telecommunications operation license and is primarily engaged in the provision of advertising business on the Internet website. One of the Company’s employees and one of the Company’s senior consultants collectively hold 100% of the equity interest in Ctrip Commerce. The registered capital of Ctrip Commerce was RMB900,000,000 as of December 31, 2025.
Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a travel agency operation license and mainly provides domestic, inbound and outbound tour services and air-ticketing
services. Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of December 31, 2025.
Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various licenses for domestic and cross-border business of Qunar Cayman Islands Limited (“Qunar”). Two employees of the Company hold 100% of the equity interest
s
in Qunar Beijing. The registered capital of Qunar Beijing was RMB11,000,000 as of December 31, 2025.
The capital of the VIEs injected by some of our employees and senior consultants are funded by the Company and are recorded as long-term business loans to related parties, which are eliminated with registered capital of VIEs upon consolidation. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.
As of December 31, 2025, the Company has various agreements with the consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, equity pledge agreements, exclusive option agreements and other operating agreements which result in the Company being the primary beneficiary of each entity and which provides the basis for consolidation of the financial statements of each VIE pursuant to ASC 810.
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
As of the date of this annual report, each of the shareholders of Qunar Beijing (VIE) also signed an irrevocable power of attorney authorizing an appointee, to exercise, in a manner approved by Qunar, on such shareholder’s behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing (VIE)’s articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder’s equity interest in Qunar Beijing (VIE). Each such power of attorney is effective until such time as such shareholder ceases to hold any equity interest in Qunar Beijing (VIE). The terms of the power of attorney with respect to Qunar Beijing (VIE) are substantially similar to the terms described in the foregoing paragraph.
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
Equity Pledge Agreements:
The shareholders of Ctrip Commerce (VIE) have pledged their respective equity interests in Ctrip Commerce (VIE) as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by Ctrip Commerce (VIE) of the technical and consulting services fees to the Company under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. This agreement is valid and binding on the parties, their heirs, successors and permitted assignees. In the event Ctrip Commerce (VIE) breaches any of its obligations or any shareholder of Ctrip Commerce (VIE) breaches his or her obligations, as the case may be, under these agreements, the Company is entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The pledge has been established upon registration with the local branch of the PRC State Administration for Market Regulation (“SAMR”), and will expire two years after the pledgor and Ctrip Commerce (VIE) no longer undertake any obligations under the above-referenced agreements.
As of the date of this annual report, pursuant to the equity interest pledge agreement among Qunar Software and the shareholders of Qunar Beijing (VIE), the shareholders of Qunar Beijing (VIE) have pledged their equity interests in Qunar Beijing (VIE) along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the contractual arrangements mentioned herein. This agreement is valid and binding on the pledgors and each of their successors, and is valid on the pledgee and its successors and assignees. Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge has been established upon registration with the local branch of the SAMR, and will expire when all obligations under the contractual arrangements have been satisfied. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are substantially similar to the terms described in the foregoing paragraph.
Loan Ag
re
ements:
Under the loan agreements the Company entered into with the shareholders of Ctrip Commerce (VIE) the Company extended long-term business loans to the shareholders of Ctrip Commerce (VIE) with the sole purpose of providing funds necessary for the capitalization or acquisition of Ctrip Commerce (VIE). These business loan amounts were injected into Ctrip Commerce (VIE) as capital and cannot be accessed for any personal uses. The initial term of the loan agreements is 10 years and may be renewed automatically in
10-year
terms unless the Company disapprove the extension by written notice in advance. The loan agreements will remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of Ctrip Commerce (VIE) have no right to unilaterally terminate these agreements or repay the loan in advance. The loan agreements are valid and binding on the parties, their successors and permitted assignees. In the event that the PRC government lifts its restrictions on foreign ownership of the value-added telecommunications business in China, as applicable, the Company will exercise its exclusive option to purchase all of the outstanding equity interests of Ctrip Commerce (VIE), as described in the following paragraph, and the loan agreements will be canceled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.
As of the date of this annual report, pursuant to the loan agreement among Qunar Software and the shareholders of Qunar Beijing (VIE), the loans extended by Qunar Software to the shareholders of Qunar Beijing (VIE) are only repayable by a transfer of such borrower’s equity interest in Qunar Beijing (VIE) to Qunar Software or its designated party, in proportion to the amount of the loan to be repaid. This loan agreement will continue in effect indefinitely until such time when (i) the borrowers receive a repayment notice from Qunar Software and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless Qunar Software sends a notice indicating otherwise within
15 calendar days after it is aware of such event. The loan agreements are valid and binding on the parties, their successors and permitted assignees. The terms of this loan agreement are substantially similar to the terms described in the foregoing paragraphs.

Exclusive Option Agreements:
As consideration for the Company’s entering into the loan agreements described above, each of the shareholders of Ctrip Commerce (VIE) has granted the Company an exclusive, irrevocable option to purchase, or designate one or more person(s) at the Company’s discretion to purchase, all of its equity interests in Ctrip Commerce (VIE) at any time the Company desires, subject to compliance with the applicable PRC laws and regulations. The Company may exercise the option by issuing a written notice to the shareholder of Ctrip Commerce (VIE). Subject to the evaluation requirements or other restrictions imposed by applicable PRC laws and regulations, the purchase price should be equal to the contribution actually made by the shareholder for the equity interest. Therefore, if the Company exercises these options, the Company may choose to cancel the outstanding loans the Company extended to the shareholders of Ctrip Commerce (VIE) pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in
10-year
terms unless the Company disapproves the extension. This agreement is valid and binding on the parties, their heirs, successors and permitted assignees. The Company retains the exclusive right to terminate the agreements at any time by delivering a written notice to the shareholder of Ctrip Commerce (VIE).
Each of the shareholders of Qunar Beijing (VIE) also entered into an equity option agreement with Qunar, Qunar Software and Qunar Beijing (VIE). This equity option agreement contains arrangements that are similar to that as described in the foregoing paragraph for Ctrip Commerce (VIE). This agreement will remain effective with respect to each of Qunar Beijing (VIE)’s shareholders until all of the equity interest has been transferred or Qunar and Qunar Software terminates the agreement unilaterally with

30 days’ prior written notice. This agreement is valid and binding on the parties, their successors and permitted assignees.
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
There are, however, uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. The Foreign Investment Law of the PRC and its implementation rules, effective since January 1, 2020, repealed simultaneously the Wholly Foreign-owned Enterprise Law of the PRC, Sino-foreign Equity Joint Venture Law of the PRC and Sino-foreign Cooperative Joint Ventures Law of the PRC. Therefore, the general regulations for companies’ set up and operation in the PRC including the foreign-invested companies shall comply with the Company Law of the PRC unless provided in the PRC Foreign Investment Laws. The Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Therefore, uncertainties with respect to its implementation and interpretation exist, and it is also possible that the VIE entities will be deemed as foreign-invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition, and results of operations.

Summary financial information of the Company’s VIEs in the consolidated financial statements
Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB1.5 billion as of December 31, 2025. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.
Summary of selected financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows (RMB in millions):

	As of December 31,
	2024	2025
Selected Balance Sheets Data of the VIEs
Cash and cash equivalents	2,740	3,007
Restricted cash	123	174
Short-term investments	2,390	3,023
Accounts receivable, net	1,114	1,329
Prepayments and other current assets	2,346	2,897
Investments (non-current)	1,903	1,344
Total assets	20,089	22,548
Less: Inter-company receivables (Note i)	(8,567)	(9,747)
Total assets excluding inter-company receivables	11,522	12,801
Short-term debt and current portion of long-term debt	3,535	1,345
Accounts payable	1,715	2,579
Advances from customers	3,895	2,101
Other payables and accruals	2,046	2,292
Total liabilities	19,362	21,363
Less: Inter-company payables (Note ii)	(7,325)	(11,486)
Total liabilities excluding inter-company payables	12,037	9,877

Note i :The inter-company receivables as of December 31, 2024 and 2025 mainly represented the receivables of VIEs due from the Company’s wholly-owned subsidiaries for treasury cash management purpose.
Note ii : The inter-company payables as of December 31, 2024 and 2025 mainly represented payables of VIEs due to the Company’s wholly-owned subsidiaries for treasury cash management purpose.

The following table sets forth the summary of results of operations of the VIEs and their subsidiaries (RMB in millions):

	For the years ended December 31,
	2023	2024	2025
Net revenues	10,050	11,780	11,615
Cost of revenues	5,118	5,731	4,420
Net (loss)/income	(945)	362	414
Net revenues from VIEs accounted for around 23%, 22% and 19% of the Company’s net revenues for the year
s
ended December 31, 2023, 2024 and 2025, respectively.
The VIEs’ net income before the deduction of the inter-company service fee charges were RMB3.3 billion, RMB4.4 billion and RMB3.9 billion for the years ended December 31, 2023, 2024 and 2025, respectively.
The amount of service fees paid by all the VIEs to the primary beneficiaries of the VIEs pursuant to the exclusive technical consulting and service agreements between VIEs and primary beneficiaries of the VIEs were RMB4.3 billion, RMB4.0 billion and RMB3.5 billion for the years ended December 31, 2023, 2024 and 2025, respectively.
The following tables set forth the summary of cash flow activities of the VIEs and their subsidiaries (RMB in millions):

	For the year ended December 31,
	2023	2024	2025
Net cash provided by operating activities	1,092	1,434	30
Net cash provided by/(used in) investing activities	109	(1,027)	(1,779)
Net cash (used in)/provided by financing activities	(1,182)	(926)	2,067

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
Translations of amounts from RMB into US$ are unaudited and solely for the convenience of the reader and were calculated at the rate of
US$1.00 = RMB6.9931
on
December 31, 2025, representing the certified exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled in US$ at that rate on December 31, 2025, or at any other rate.
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
Derivative Instruments
The derivative instruments primarily consisted of foreign currency forward contracts and interest rate swap contracts. The fair values of the derivative instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. The foreign currency forward contracts are used to economically hedge certain foreign denominated liabilities and reduce, to the extent practicable, the potential exposure to the changes that exchange rates might have on the Company’s earnings, cash flows and financial position. The interest rate swap contracts are used to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. As the derivative instruments of foreign currency forward contracts and interest rate swap contracts do not qualify for hedge accounting treatment, changes in the fair value are reflected in Other (expense)/income of the consolidated statements of income and comprehensive income.

As of December 31, 2024 and 2025, and for the years ended December 31, 2023, 2024 and 2025, the balance of the derivative instruments and the total amount of fair value changes are not material.
Installment credit and nonrecourse securitization debt
The Company provides installment credit solutions to users with the terms generally below one year. Such amounts are recorded at the outstanding principal amount less allowance for credit losses, and include accrued interest receivable and presented in receivable related to financial services in Note 3.
Since 2018, the Company started to enter into asset backed securitization arrangements with third-party financial institutions and set up a securitization vehicle as servicer to issue the revolving debt securities to third party investors. The debt securities are collateralized by the loans due from the users transferred to the securitization vehicles. The Company consolidated the servicer of the securitized debt since economic interests are retained in the form of subordinated interests and it acts as the servicer of securitization vehicles. Therefore, the proceeds from the issuance of debt securities are reported as securitization debt, and the transferred collateralized receivable remain on the Company’s financial statements. The securitization debt is repaid when the collections of the underlying collateralized receivable occur and is reported in “short-term debt and current portion of long-term debt” (Note 12) or “long-term debt” (Note 17) according to the expected repayment dates of the debt securities.
As of December 31, 2024, and 2025, out of the total receivables due from the users, the collateralized receivable for the debt securities were RMB2.6 billion and RMB2.9 billion, respectively, and the non-collateralized
receivables (receivables which have not been transferred to the securitization vehicle
s
) were RMB3.1 billion and RMB4.5 billion, respectively.
As of December 31, 2024, and 2025, the balance of allowance for expected credit losses for the receivable due from the users amounted to RMB303 million and RMB551 million, respectively. The Company recognized the interest income from the receivable related to financial services in Revenue – Other. The interest expenses in relation to the nonrecourse securitization debt were recognized in the cost of revenue. For the years ended December 31, 2023, 2024 and 2025, the interest incomes and the interest expenses were not material.
The gross amount of the loans provided to users is presented in the investing section of the cash flow statement unless the term of the receivables is three months or less, in which case it is presented on a net basis by deducting the repayment from the users.
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
Fair value measurement of financial instruments
Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, derivative instruments, accounts receivable, due from related parties, available-for-sale
debt investments, equity securities, accounts payable, due to related parties, advances from end users, short-term bank borrowings, exchangeable senior notes, other short-term liabilities and long-term debts. As of December 31, 2024, and 2025, except for financial products, derivative instruments, exchangeable senior notes, long-term debts, listed equity securities and available-for-sale
debt investments, carrying values of the financial instruments approximated their fair values because of their generally short maturities. The Company reports financial products, derivative instruments, exchangeable senior notes, listed equity securities and available-for-sale
debt investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. The Company disclosed the fair value of its long-term debts based on Level 2 inputs in Note 17.
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
Acquisitions
In July 2024, the Company consummated a step acquisition by purchasing additional shareholdings of an online platform focusing on accommodation reservation (the “acquiree”). The Company obtained the control of the acquiree following the step acquisition by obtaining the right to appoint majority of the board of directors. The total purchase consideration of RMB1,967 million which include cash consideration of RMB97 million and the fair value of previously held investments of RMB1,870 million. The Company recognized a net gain of RMB4 million in connection with the step acquisition and recorded the net gain in “Other (expense)/income” in the consolidated statement of income and comprehensive income for the year ended December 31, 2024
.
Other than the acquisition disclosed above, none of other acquisition occurred during the periods presented was individually
material to our business or financial results. Other immaterial acquisitions in 2023, 2024 and 2025 with total consideration of RMB3.5 million, nil and RMB1,628 million respectively resulted in goodwill increase of nil, nil, and RMB1,303 million respectively, intangible assets increase of RMB2.6 million, nil and RMB283 million respectively, land use rights increase of nil, nil and RMB33 million respectively and property, equipment and software increase of nil, nil and RMB40 million respectively.
Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated income statements for the years ended December 31, 2023, 2024 and 2025, either individually or in aggregate.
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
The Company performs the annual goodwill impairment assessment as of December 31, or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As of December 31, 2024 and 2025, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance as well as the share price, and concluded by weighing all these factors in their entirety that it was not more likely than not the fair value of the Company’s reporting unit was lower than its carrying value. For the years ended December 31, 2023, 2024 and 2025, there was no impairment of goodwill.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete
agreements, customer list, supplier relationship, technology, business relationship and payment business license as of December 31, 2024 and 2025. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is two
to twenty years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names. The Company evaluates indefinite-lived intangible assets for impairment on an annual basis as of December 31, or an interim basis if events or other circumstances suggest that related fair value is below carrying value. An assessment is made on each December 31 as well to determine whether events and circumstances continue to support an indefinite useful life.
No impairment on other intangible assets was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.
Impairment of long-lived assets
Long-lived
assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of an asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the Company recognizes an impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value. No impairment was recognized for the years ended December 31, 2023, 2024 and 2025.
Accrued liability for rewards program
The Company provides a discretionary rewards program to its end users, which mainly represents loyalty points. The loyalty points awarded can be redeemed for discounted future bookings or used to purchase gifts through the Company’s mobile applications, other mobile access channels, and websites (“Online Channels”).
The estimated value of the loyalty points expected to be redeemed is generally recognized as a reduction of revenue at the time they are granted. Upon redemption or expiry of the loyalty points
, the accrued liability is reduced correspondingly. As of December 31, 2024 and 2025, the accrued liability for the rewards program was RMB2,452 million and RMB3,262 million, respectively.
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
inventories.
Revenue from accommodation reservation services, transportation ticketing services, packaged tours, and corporate travel is substantially recognized at a point of time when the performance obligations that are satisfied. Revenue from other businesses comprises primarily of online advertising services and financial services.
Accommodation reservation services
The Company receives commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable
(when the cancelation period provided by the reservation expires) which is the point at which the Company has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations. The amounts of accommodation reservation service revenues recognized on a gross basis were immaterial during the years ended December 31, 2023, 2024 and 2025, respectively.

Transportation ticketing services
Transportation ticketing service revenues mainly represent revenues from ticket reservations and other related services. The Company receives commissions from travel suppliers for ticketing reservations and other related services through the Company’s transaction and service platform under various services agreements. Commissions from ticketing reservations rendered are recognized when tickets are issued as this is when the Company’s performance obligation is satisfied. The Company is not entitled to a commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historically low cancelation rate and minimal administrative costs incurred in processing cancelations. Revenues from other related services are recognized at the time when the services are rendered. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled ticketing reservations and other related services.
Over 90% of the Company’s transportation ticketing services revenues were recognized on a net basis during the years ended December 31, 2023, 2024 and 2025, respectively.
Packaged tours
The Company receives referral fees from travel product providers for packaged-tour products and services through the Company’s transaction and service platform. Referral fees are recognized on the departure date of the tours as this is when the Company’s performance obligation is satisfied. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income when the Company does not control the service provided by the travel supplier to the traveler and has no obligations for canceled packaged-tour products reservations. Over 90% of the Company’s packaged-tour products and services revenues were recognized on a net basis during the years ended December 31, 2023, 2024 and 2025, respectively.
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
Other
Other primarily comprises online advertising services and financial services.
The Company receives advertising revenues, which principally represent the sale of banners or sponsorship to customers through the Company’s Online Channels. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements. The financial service revenues mainly represent the service fees from third party financial institutions for the Company’s platform services that are recognized ratably over the service period as well as the interest income from the receivables due from the users that are recognized over the credit period. For the years ended December 31, 2023, 2024 and 2025, there was no service in other businesses that had the revenue exceeding 10% of the total revenue of the Company.
Advances from customers
Cash payments received from travelers in advance of the Company completing its performance obligations are included in “Advances from customers” in the Company’s consolidated balance sheets and are mainly comprised of amounts estimated to be payable to travel suppliers as well as the Company’s estimated future revenues for its commissions. The amounts are mostly subject to refunds for cancellations. The Company expects to complete its performance obligations generally within one year from the reservation date.
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
Judgments and assumptions are required to estimate the allowance for expected credit losses on receivables from and prepayments to customers and such assumptions may change in future periods. As of December 31, 2024 and 2025, no significant impairment indicators were identified, however, it is possible that the Company may have to record additional significant provisions for expected credit losses in the future.

The following table summarized the details of the Company’s allowance for expected credit losses (RMB in millions):

	2023	2024	2025
Allowance at beginning of year	770	496	622
Business combination	—	14	3
Provisions for credit losses	79	330	477
Write-offs	(353)	(218)	(260)

Allowance at end of year	496	622	842

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
Product development
Product development expenses primarily include payroll compensation of product development personnel, consulting expenses and other expenses incurred by the Company that are directly attributable to developing the Company’s travel supplier networks as well as to maintain, monitor and manage the Company’s transaction and service platforms. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with enhancement of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content. Costs incurred in the development phase are capitalized and amortized over the estimated product life.
Sales and marketing
Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB5.3 billion, RMB7.0 billion and RMB9.9 billion for the years ended December 31, 2023, 2024 and 2025 respectively, are charged to the statements of income and comprehensive income as incurred.
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
Share incentive plans
In October 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”). As of December 31, 2024, and 2025, 11,381,131 and 11,153,600 options were outstanding and there were no RSUs outstanding under the 2007 Incentive Plan.
In June 2017, the Company adopted a Global Share Incentive Plan (“Global Incentive Plan”). The Company granted 12,332,490, 11,406,176 and 11,382,378 new share options to employees with
4-year
requisite service period for years ended December 31, 2023, 2024 and 2025, respectively, and nil, nil and 651,042 new RSUs were granted for years ended December 31, 2023, 2024 and 2025.
As of December 31, 2024, and 2025, 68,745,927 and 73,103,327 options and 301,502 and 751,542 RSUs were outstanding under the Global Incentive Plan.
The following table summarized the Company’s share option activities under all the option plans (in US$, except for shares):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2022	77,474,702	22.26	5.01	995

Granted	12,332,490	18.82
Exercised	(4,590,690)	12.18
Forfeited	(623,526)	12.57

Outstanding at December 31, 2023	84,592,976	22.38	4.70	1,195

Granted	11,406,176	15.31
Exercised	(14,954,835)	16.08
Forfeited	(917,259)	16.60

Outstanding at December 31, 2024	80,127,058	22.62	4.23	3,689

Granted	11,382,378	26.39
Exercised	(6,115,671)	11.10
Forfeited	(1,136,838)	4.33

Outstanding at December 31, 2025	84,256,927	24.22	3.84	4,018

Vested and expect to vest at December 31, 2025	81,675,354	24.32	3.78	3,887

Exercisable at December 31, 2025	51,987,268	26.05	2.69	2,384

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
The total intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025 were US$114 million, US$518 million and US$341 million, respectively.
The weighted average fair value of options granted during the years ended December 31, 2023, 2024 and 2025 was US$25.61, US$32.05 and US$43.40 per share, respectively.
As of December 31, 2025, there was US$611 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.4 year
s
. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB399 million, RMB1,726 million and RMB493 million for the years ended December 31, 2023, 2024 and 2025, respectively.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2023	2024	2025
Risk-free interest rate	3.60%-4.72%	3.86%-4.30%	3.65%-4.61%
Expected life (years)	4 – 5	4 – 5	4 – 5
Expected dividend yield	0%	0%	0.4%
Volatility	48%-49%	46%-48%	46%-48%
Fair value of options at grant date per share	from US$16.08 to US$36.51	from US$16.37 to US$58.01	from US$24.40 to US$68.96
The following table summarizes the Company’s RSUs activities under all incentive plans (in US$, except for shares):

	Number of Shares	Weighted average grant date fair value (US$)
Restricted shares

Unvested at December 31, 2022	751,506	28.59

Vested	(197,250)	30.51
Forfeited	(568)	29.03

Unvested at December 31, 2023	553,688	27.90

Vested	(192,072)	29.44
Forfeited	(60,114)	32.10

Unvested at December 31, 2024	301,502	26.08

Granted	651,042	58.18
Vested	(141,002)	27.23
Forfeited	(60,000)	26.19

Unvested at December 31, 2025	751,542	44.10

As of December 31, 2025, there was US$18 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 2.2 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.
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
Taxation
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period enacted. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

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
Other (expense)/income
Other (expense)/income consists of financial subsidies and investment (loss)/income. Financial subsidies primarily relate to the non-recurring
grants by central and local governments of China. The Company recognizes the income when the grants are received and no further conditions need to be met. Components of other (expense)/income were as follows (RMB in millions):

	2023	2024	2025
Government grants	608	787	1,341
Dividend from long-term investments	177	170	400
Foreign exchange gains/(losses)	29	(12)	316
Gain from acquirement of business or disposal of long-term investments (a)	11	12	15,409
Impairments of long-term investments	(115)	(122)	(35)
Fair value changes of equity securities investments and Exchangeable Senior Notes	(1,507)	1,082	3,954
Gain from the fair value remeasurement upon the discontinuance of the available-for-sale debt investments	—	—	143
Other	130	303	(207)

Total	(667)	2,220	21,321

(a)	In 2025, the Company recorded a RMB15.2 billion gain for sale of approximately 34 million Class B shares of MakeMyTrip Limited (“MakeMyTrip”) for total consideration of USD3.0 billion (Note 7).
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
under
Regulation S-X,
because such restrictions in substance do not prohibit the Company’s subsidiaries or VIEs from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities should be complied with. As of December 31, 2025, the restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB10.5 billion.

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
No dividends have been paid or declared by the Company during the years ended December 31, 2023, 2024. In 2025, the Company declared a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS, to the holders of its ordinary shares and ADSs of record as of the close of business on March 17, 2025, Hong Kong time and New York time, respectively, for an aggregate amount of approximately US$200 million.
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
Treasury stock
In 2024 and 2025, the Company purchased 6.0 million and 10.0 million ADSs in aggregate with a total gross consideration of US$300 million and US$613 million pursuant to its existing share repurchase plan, respectively. The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.
Treasury stock is accounted for under the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury stock” on the consolidated balance sheets.
Segment reporting
The Company operates and manages its business as a single segment. Resources are allocated and performance is assessed by the CEO, who is determined to be the Chief Operating Decision Maker (“CODM”). The CODM assesses performance for the single segment and decides how to allocate resources based on net income that also is reported on the consolidated statements of income and comprehensive income as consolidated net income. Significant segment expenses reviewed by the CODM on a regular basis within net income included cost of revenue, product development expenses, sales and marketing expenses, general and administrative expenses and income tax expenses, of which each are separately presented on the consolidated statements of income and comprehensive income. Other segment item within net income included sales tax and surcharges, interest income, interest expense, other (expense)/ income and equity in income of affiliates on the consolidated statements of income and comprehensive income. Since the Company operates in one reportable segment, all financial and product information required can be found in the consolidated financial statements.
For geographic information, please refer to Note 20.
Recent Accounting Pronouncements
In December 2023, the FASB issued ASU
No. 2023-08,
Accounting for and Disclosure of Crypto Assets (Subtopic
350-60).
This ASU requires certain crypto assets to be measured at fair value separately in the balance sheet and income statement each reporting period. This ASU also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto holding. The ASU is effective for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. Adoption of the ASU requires a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period in which an entity adopts the amendments. Early adoption is also permitted, including adoption in an interim period. However, if the ASU is early adopted in an interim period, an entity must adopt the ASU as of the beginning of the fiscal year that includes the interim period. This ASU will result in gains and losses recorded in the consolidated financial statements of income and comprehensive income and additional disclosures when adopted. The Company adopted this update in the first quarter of 2025 and did not have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU
No. 2023-09,
Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Company adopted the new guidance on December 31, 2025 on a prospective basis in its consolidated financial statements. Details of income tax are set out in Note 15.
In November 2024, the FASB issued ASU
2024-03,
“Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures
(Subtopic 220-40):
Disaggregation of Income Statement Expenses” and issued subsequent amendment within
ASU 2025-01.
The guidance requires tabular footnote disclosure of certain operating expenses disaggregated into categories, such as employee compensation, depreciation, and intangible asset amortization, included within each interim and annual income statement’s expense caption, as applicable. The effective date is for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements and expect to adopt them for the year ending December 31, 2027.
In May 2025, the FASB issued ASU
2025-03,
“Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the Company for the year ending December 31, 2027. Early adoption is permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.
In September 2025, the FASB issued ASU
2025-06,
“Intangibles—Goodwill and
Other—Internal-Use
Software
(Subtopic 350-40):
Targeted Improvements to the Accounting for
Internal-Use
Software”, which updates the cost capitalization threshold for internal-use
software development costs by removing all references to software project development stages and providing new guidance on how to evaluate whether the probable-to-complete
recognition threshold has been met. The effective date is for annual periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early application is permitted as of the beginning of an annual reporting period and the transition method may be prospective, modified, or retrospective. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.
Certain risks and concentration
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2024 and 2025, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the Chinese Mainland and in Hong Kong, which management considers to be of high credit quality based on their credit ratings. Accounts receivable is generally unsecured and denominated in RMB, and is derived from revenues earned from operations arising primarily in the PRC.
No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2023, 2024 and 2025. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2024 and 2025.

3.	PREPAYMENTS AND OTHER CURRENT ASSETS
Components of prepayments and other current assets as of December 31, 2024 and 2025 were as follows (RMB in millions):

	2024	2025
Prepayments and other deposits	9,531	14,632
Receivable related to financial services (Note 2)	5,662	7,167
Interest receivables	918	419
Prepaid expenses	170	232
Other	1,009	1,532

Total	17,290	23,982

4.	LONG-TERM PREPAYMENTS AND OTHER ASSETS
The Company is required to pay certain amounts of deposits to airline companies and hotel suppliers. The Company is also required to pay deposits to local travel bureaus as a pledge for insurance of traveler’s safety.
Components of long-term prepayments and other assets as of December 31, 2024 and 2025 were as follows (RMB in millions):

	2024	2025
Deposits paid to airline suppliers	209	270
Deposit paid to lessor	50	59
Other deposit	67	76
Prepayment for acquisition of property and equipment	93	146
Other	35	49

Total	454	600

5.	LAND USE RIGHTS
Land use rights are amortized under straight-line method through the respective period of land rights, which are from
40-50
years. Amortization expense for the years ended December 31, 2023, 2024 and 2025 was approximately RMB3 million, RMB3 million and RMB4 million, respectively. As of December 31, 2024, and 2025, the net book value was RMB77 million and RMB151 million respectively.

6.	PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software and its related accumulated depreciation and amortization as of December 31, 2024 and 2025 were as follows (RMB in millions):

	2024	2025

Buildings	5,409	5,552
Website-related equipment	2,156	2,413
Computer equipment	837	948
Software	793	935
Furniture and fixtures	382	469
Leasehold improvements	258	492
Less: accumulated depreciation and amortization	(4,782)	(5,364)

Total net book value	5,053	5,445

Depreciation expense for the years ended December 31, 2023, 2024 and 2025 was RMB627 million, RMB655 million and RMB647 million, respectively.

7.	INVESTMENTS
The Company’s long-term investments are consisted of the follows (RMB in millions):

	2024	2025

Debt investments	11,394	28,272
Equity investments	35,800	33,103

	47,194	61,375

Debt investments
Held to maturity debt securities
Held to maturity investments were time deposits and financial products in commercial banks with maturities of more than one year with the carrying amount of RMB10.5 billion and RMB27.3 billion as of December 31, 2024 and 2025 respectively. As of December 31, 2024 and 2025, the weighted average maturities periods are 2.8 years and 3.5 years, respectively.
Available-for-sale
debt investments
The following table summarizes the Company’s
available-for-sale
debt investments (RMB in millions):

	2024	2025

Cost	1,597	1,678
Gross Unrealized Gains, including foreign exchange adjustment	163	165
Gross Unrealized Losses, including foreign exchange adjustment	(819)	(873)

Fair Value	941	970

For the years ended December 31, 2023, 2024 and 2025, the unrealized securities holding losses, net of tax benefit of RMB162 million, RMB2 million and RMB7 million, respectively, w
e
re
 reported in other comprehensive income.
The Company’s
available-for-sale
debt investments mainly include the redeemable preferred shares investments. At December 31, 2025, the Company did not have the intent or a requirement to sell its available-for-sale
debt investments. The Company assesses the unrealized losses of the investments and determines whether the decline in fair value is related to credit or non-credit
factors. For the years ended December 31, 2023, 2024 and 2025, the Company recognized credit related impairments for the available-for-sale
debt investment of RMB115 million, RMB92 million and RMB28 million.
As of December 31, 2024 and 2025, the fair value of certain
available-for-sale
debt investments was below their amortized cost. For the year
s
ended December 31, 2024 and 2025, considering the prolonged business performance of these available-for-sale
debt investments, the quality of the investments’ credit, and other adverse conditions specifically related to these investments, the Company, with the assistance of an independent appraiser, performed a quantitative assessment and recognized credit impairment related to these investments with an aggregated amount of RMB
92 million and RMB28
million, respectively, which were recorded in other (expense)/income (Note 2). For the years ended December 31, 2024 and 2025, the Company also evaluated the fair value change associated with non-credit
factors of these
available-for-sale
debt investments, which amounted to RMB
36 million and RMB25
million, respectively, and were reported, net of tax benefit of RMB
9 million and RMB6
million, respectively, in other comprehensive income. Other than these available-for-sale debt investments that were credit impaired, the Company reviewed the remaining available-for-sale debt investments and concluded that their amortized cost is recoverable as of December 31, 2025.
Equity investments
Equity securities with readily determinable fair values
The following table summarizes the Company’s equity securities with readily determinable fair values (RMB in millions):

	2024	2025

Cost	5,583	5,764
Gross Unrealized Gains, including foreign exchange adjustment	7,240	10,601
Gross Unrealized Losses, including foreign exchange adjustment	(1,401)	(545)

Fair Value	11,422	15,820

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. The change of fair value is reported in other (expense)/income (Note 2).

Equity securities without readily determinable fair values
Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance
common stock, are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying value of equity securities without readily determinable fair values was RMB369 million and RMB338 million as of December 31, 2024 and 2025 respectively. For the years ended December 31, 2023, 2024 and 2025, there was no observable price changes for these investments. None of the investments individually is considered as material to the Company’s financial position.
For the years ended December 31, 2023, 2024 and 2025, the Company disposed of certain equity securities without readily determinable fair values for total consideration of RMB13 million, RMB7 million and RMB34 million, respectively, which resulted in a gain of RMB8 million, RMB3 million and a loss of RMB1 million as reported in other (expense)/income, respectively.
For the years ended December 31, 2023, 2024 and 2025, the Company made investments in equity investments without readily determinable fair values in the amounts of RMB8 million, RMB15 million and RMB11 million, respectively.
Equity method investments
In December 2016, in connection with a share exchange transaction with BTG Hotels Company (“BTG”) and Homeinns Hotel Company (“Homeinns”), the Company exchanged its previously held equity interest in Homeinns for a 22% equity interest of BTG. The Company has historically applied the equity method to account for the investment in BTG on a one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. In 2023, 2024 and 2025, the Company consummated the transactions to sell approximately 1 million, nil, and 32 million BTG’s shares in open market for a total consideration of RMB19 million, nil, and RMB499 million, respectively. The Company recorded a gain of RMB3 million, nil and RMB29 million in 2023, 2024 and 2025, respectively, reported in “other (expense)/income” (Note 2). After the above transactions, the Company held approximately 9% equity interest in BTG and is still able to exercise significant influence over BTG (primarily through its one seat on BTG’s Board of Directors), and continuously recorded this investment as an equity method investment in 2025. In 2024, the market value of BTG had remained below the carrying value of the investment for a prolonged period of time, management considered that there was
an other-than-temporary impairment and wrote down its investment on BTG by an amount of RMB605 million, with an impairment loss of RMB514 million (net of tax effect of RMB91 million) recorded in equity in income of affiliates. As of December 31, 2024 and 2025, the carrying value of its investment in BTG were RMB2.0 billion and RMB1.6 billion respectively.
After a series of transactions from 2015 to 2018, the Company owned 27% equity interest
s
in Tongcheng Travel. The Company applies the equity method to account for the investment in Tongcheng Travel on one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. As of December 31, 2024 and 2025, the carrying value of its equity investment was RMB6.8 billion and RMB7.4 billion respectively, the change of which primarily relates to the equity income recognized.
After a series of transactions in 2019, the Company held approximately 49%
equity interest in MakeMyTrip. In 2025, the Company sold approximately MakeMyTrip’s
34 million of the Class B shares held by the Company to MakeMyTrip for a total consideration of USD3.0 billion. The Company recorded a gain of RMB15.2 billion, reported in “other (expense)/income”
in 2025
(Note 2). After the above transaction, the Company held approximately 17% equity interest in MakeMyTrip and is still able to exercise significant influence over MakeMyTrip (primarily due to the Company’s ability to appoint two members to MakeMyTrip’s Board of Directors), and continuously recorded this investment as an equity method investment. The Company applies the equity method to account for the investment in MakeMyTrip on one quarter lag basis. The use of this accounting convention did not have a material impact upon the Company’s reported results for each of the periods presented. As of December 31, 2024, and 2025, the carrying value of its investment was RMB7.1 billion and RMB884 million.
As of December 31, 2025, equity method investments that are publicly traded with an aggregate carrying amount of RMB9.9 billion have increased in value and the total market value of these investments amounted to RMB22.4 billion.
The Company made some investments in several third party investment funds and accounted for the investments under the equity method. As of December 31, 2024, and 2025, the carrying value of these investments were RMB5.3 billion and RMB4.6 billion respectively.
As of December 31, 2024, and 2025, the carrying value of the remaining equity method investments were RMB2.7 billion and RMB2.5 billion, respectively.
The Company summarizes the condensed financial information of the Company’s equity method investments as a group below in compliance with Rule
4-08
of Regulation
S-X
(RMB in millions).

	2023	2024	2025

	equity investments	equity investments	equity investments
Operating data of equity method investments:
Revenue	30,885	41,540	44,208
Gross profit	17,698	22,297	24,665
Income from operations	2,557	4,149	5,752
Net income	888	5,575	3,091
Net income attributable to equity method investments	983	3,329	289
Equity dilution impact	89	51	64
Impairment, net of tax	—	(552)	—
Equity in income of affiliates	1,072	2,828	353

	2023	2024	2025

	equity investments	equity investments	equity investments
Balance sheet data of equity method investments:
Current assets	67,149	82,554	95,256
Long-term assets	55,097	58,598	55,181
Current liabilities	54,235	63,397	72,526
Long-term liabilities	19,721	23,413	31,335
Non-controlling interests	238	1,117	1,183
For the years ended December 31, 2023, 2024 and 2025, the total cash paid for equity method investments was RMB543 million, RMB53 million and RMB373 million, respectively.
Impairments
The Company performs an impairment assessment of its investments by considering factors including, but not limited to, current economic and market conditions, as well as the operating performance of the investees. For the years ended December 31, 2023, 2024 and 2025, impairment charges in connection with the available-for-sale
debt investment of RMB115 million, RMB92 million and RMB28 million were recorded. Impairment charges in connection with the equity securities without readily determinable fair value of nil, RMB30 million and RMB7 million were recorded. Impairment charges in connection with the equity method investments, net of tax, of nil, RMB552 million and nil were recorded.

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
Assets and liabilities measured at fair value on a recurring basis are summarized below (in millions):

	Fair Value Measurement at December 31, 2024 Using			Fair Value at December 31, 2024
	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets
Financial products (Note 2, 7)	—	20,174	—	20,174
Derivative instruments (Note 2)	—	171	33	204
Listed equity securities (Note 7)	11,422	—	—	11,422
Available-for-sale debt investments (Note 7)	—	—	941	941

Total Assets	11,422	20,345	974	32,741

	Fair Value Measurement at December 31, 2024 Using			Fair Value at December 31, 2024
	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Liabilities
Exchangeable senior notes (Note 12)	—	3,906	—	3,906
Derivative instruments (Note 2)	—	5	—	5

Total Liabilities	—	3,911	—	3,911

	Fair Value Measurement at December 31, 2025 Using			Fair Value at December 31, 2025
	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB	US$
Assets
Financial products (Note 2, 7)	—	23,118	—	23,118	3,306
Derivative instruments (Note 2)	—	38	—	38	5
Listed equity securities (Note 7)	15,820	—	—	15,820	2,262
Available-for-sale debt investments (Note 7)	—	—	970	970	139

Total Assets	15,820	23,156	970	39,946	5,712

Liabilities
Exchangeable senior notes (Note 12)	—	4,585	—	4,585	656
Derivative instruments (Note 2)	—	184	—	184	26

Total Liabilities	—	4,769	—	4,769	682

The roll forward of major Level 3 Investments are as follows (RMB in millions):

Total
Fair value of Level 3 Investments as at December 31, 2023	2,095
Transfer out of Level 3	(1,216)
New addition	228
Disposal	(83)
Effect of exchange rate change	32
Expected credit losses	(92)
The change in fair value of the investments	(23)

Fair value of Level 3 Investments as at December 31, 2024	941

Transfer out of Level 3	(41)
New addition	273
Disposal	(153)
Effect of exchange rate change	(17)
Expected credit losses	(28)
The change in fair value of the investments	(5)

Fair value of Level 3 Investments as at December 31, 2025	970

Management determined the fair value of these Level 3 Investments based on valuation models using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of December 31, 2024 and 2025 are as follows:

Unobservable Input	2024	2025
Revenue growth rate	8%-20%	5%-10%
Weighted average cost of capital	13%-14%	13%-15%
Lack of marketability discount	10%-23%	10%-23%
Expected volatility	25%-60%	35%-62%
Probability	Liquidation scenario: 5%-95% Redemption scenario: 0%-30% Conversion scenario: 5%~95%	Liquidation scenario: 5%-95% Redemption scenario: 0%-30% Conversion scenario: 5%~95%

9.	GOODWILL
Goodwill, which is not tax deductible, represents the synergy effects of the business combinations. The changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2025 were as follows (RMB in millions):

	2024	2025
Balance at beginning of year	59,372	60,911
Business combination (Note 2)	1,533	1,303
Other	6	54

Balance at end of year	60,911	62,268

Goodwill resulting from the business combinations has been allocated to the single reporting unit of the Company. For the years ended December 31, 2023, 2024 and 2025, the Company performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Company’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying amount, and therefore the Company’s goodwill was not impaired. As of December 31, 2025, there had not been any accumulated goodwill impairment provided.

10.	INTANGIBLE ASSETS
Intangible assets were as follows (RMB in millions):

	2024	2025
Intangible assets to be amortized
Business Relationship (Representing the relationship with the travel service providers and other business partners)	1,878	1,967
Technology	799	861
Other	802	844
Intangible assets not subject to amortization
Trade mark	11,972	12,069
Other	158	159

	15,609	15,900

Less: accumulated amortization
Intangible assets to be amortized
Business Relationship	(1,750)	(1,861)
Technology	(621)	(651)
Other	(475)	(526)

	(2,846)	(3,038)

Net book value
Intangible assets to be amortized
Business Relationship	128	106
Technology	178	210
Other	327	318
Intangible assets not subject to amortization
Trade mark	11,972	12,069
Other	158	159

	12,763	12,862

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
Finite-lived intangible assets are tested for impairment if impairment indicators arise. The Company amortizes its finite-lived intangible assets over their estimated economic useful lives using the straight-line method:

Business Relationship	3-20 years
Technology	2-10 years
Other	2-16 years
Amortization expense for the years ended December 31, 2023, 2024 and 2025 was approximately RMB187 million, RMB193 million and RMB194 million respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the five succeeding years is as follows (RMB in millions):

Amortization
2026	107
2027	102
2028	80
2029	67
2030	52

408

11.	LEASES
The Company has operating leases primarily for office and operation space.
Operating lease costs were RMB235 million, RMB256 million and RMB250 million for the years ended December 31, 2023, 2024 and 2025, respectively.
Supplemental cash flow information related to leases were as follows (RMB in millions):

	2024	2025
Cash paid for the rentals included in the lease liabilities	272	310
Right-of-use assets obtained in exchange for operating lease liabilities	288	340
As of December 31, 2024 and 2025, supplemental consolidated balance sheet information related to leases was as follows (RMB in millions):

	2024	2025
Right-of-use assets	755	881
Current lease liabilities included within other payables and accruals (Note 16)	194	264
Long-term lease liabilities	561	585

Total lease liabilities	755	849

Weighted average remaining lease term	5 years	5 years
Weighted average discount rate	4.7%	4.5%
Maturities of lease liabilities are as follows (RMB in millions):

As of December 31, 2025
2026	288
2027	166
2028	142
2029	107
2030	81
Thereafter	183

Total operating lease payments	967
Less: imputed interest	(118)

Total	849

As of December 31, 2024, and 2025, the operating lease arrangements of the Company, primarily for offices premises, that have not yet commenced is immaterial. For the years ended December 31, 2023, 2024 and 2025, the variable lease costs, short-term lease costs and sub-lease
income are immaterial.

12.	SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

	2024	2025
	RMB (in millions)
Short-term bank borrowings and current portion of long-term loans (Note 17)	13,832	12,159
Exchangeable Senior Notes	3,906	4,585
Securitization debt	1,666	2,191
Other	29	400

Total	19,433	19,335

Loans from Commercial Banks
As of December 31, 2025, the Company has recorded short-term bank borrowings of RMB12.2 billion (US$1.7 billion) in the aggregate, of which RMB2.7 billion (US$387 million) were collateralized. The weighted average interest rate for the outstanding borrowings was approximately 1.5%
. As of December 31, 2025, the Company has loan facilities up to RMB6.3 billion, and has drawn down RMB1.9 billion under such facilities.
The short-term borrowings contain covenants including, among others, those related to certain financial metrics, liens, consolidation, merger and sale of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2024 and 2025.
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
is not met and exchange option is subject to the derivative accounting. Therefore, the Company elects to account for and measures the Exchangeable Senior Notes in its entirety at fair value. As of December 31, 2024 and 2025, the fair value of the Exchangeable Senior Notes amounted to RMB3.9 billion and RMB4.6 billion (US$656 million), respectively. For the year ended December 31, 2024 and 2025, the change in fair value loss were RMB105 million and RMB861 million (US$123 million), respectively, which was recorded in “Other (expense)/income”.
Since December 31, 2022, RMB4.2
billion of Exchangeable Senior Notes are reclassified as short-term debt because the holders had a non-contingent
option to require the Company to repurchase for cash all or any portion of their Exchangeable Senior Notes on July 1, 2023. In addition, starting from July 1, 2023 to the Exchangeable Senior Notes’ maturity date, the holders have the right to exchange all or any portion of the notes for the ADSs of H World Group Limited that are held by the Company. Therefore, the Exchangeable Senior Notes remained as short-term
classification as of December 31, 2024 and 2025, respectively.
Securitization debt
As of Dec
e
mber 31, 2025, securitization debt represents the revolving debt securities which are collateralized by the receivables. The revolving debt securities have the term of less than 12 months with the annual interest rate from 1.8% to 3.1%.

13.	RELATED PARTY TRANSACTIONS AND BALANCE
Significant related party transactions were as follows (RMB in millions):

	2024	2025
Commission / service fee from Tongcheng Travel (a)	274	300
Commission/service fee from H World (a)	283	182
Commission/service fee from BTG (a)	160	185
Service fee from Shangcheng (b)	196	210
Service fee to Tongcheng Travel (c)	51	61
Repayment of loan from Lvyue (d)	41	25

(a)
H World (which has a director in common with the Company and a director who is a family member of one of the Company’s officers), BTG (an equity method investee of the Company) and Tongcheng Travel (an equity method investee of the Company), have entered into agreements with the Company, respectively, to provide hotel rooms for its end users through the Company’s platform. The commission/service fee is earned from these related parties. The Company also provides technology service to Tongcheng Travel and earns a service fee.

(b)
The Company provided Shangcheng, an equity method investee of the Company, the access to the platform of the Company for Shangcheng to provide financial services to the Company’s users. In exchange, the Company receives technology service fees from Shangcheng. In 2024 and 2025, the total technology service fees from Shangcheng amounted to RMB196 million and RMB210 million, respectively.

(c)
The Company entered into agreements with Tongcheng Travel, under which Tongcheng Travel uses its platform to promote the hotel rooms provided by the Company’s travel suppliers. The Company paid related service fee to Tongcheng Travel.

(d)
In 2024 and 2025, Lvyue repaid RMB47 million and RMB30 million of the loan principal
and interest to the Company, respectively. For the years ended December 31, 2024 and 2025, the total interest income from Lvyue amounted to RMB5 million and RMB5 million.

Significant balances with related parties were as follows (RMB in millions):

	2024	2025
Due from related parties, current:
Trade related
Due from Tongcheng Travel	2,546	2,711
Due from others	184	600
Non - trade related
Due from Lvyue	73	58
	2,803	3,369

Due to related parties, current:
Trade related
Due to H World	284	265
Due to others	113	79

	397	344

14.	EMPLOYEE BENEFITS
The Company’s employee benefit primarily related to the full-time employees of the PRC subsidiaries and the VIEs, including medical care, welfare subsidies, housing fund, unemployment insurance and pension benefits. The PRC subsidiaries and VIEs are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant PRC regulations and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. The Company also makes payments for the benefits of employees employed by subsidiaries outside of the PRC. The total expenses recorded for such employee benefits amounted to RMB2.2 billion, RMB2.9 billion and RMB3.4 billion for the years ended December 31, 2023, 2024 and 2025 respectively.

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
Hong Kong
The Company’s subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years 2023, 2024 and 2025, the first HK$2 million of profits earned by one of our subsidiaries incorporated in Hong Kong was taxed at a rate of 8.25%, while the remaining profits were taxed at the 16.5% tax rate.
Chinese Mainland
The Company’s subsidiaries and VIEs registered in the Chinese mainland are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.
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
.
Certain subsidiaries and VIEs including Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Qunar Software, Qunar Beijing, Beijing Hujinxinrong Technology Co., Ltd, Ctrip Business Travel Information Service (Shanghai) Co., Ltd. and Shanghai Xielv Information Technology Co., Ltd. are qualified as HNTEs for the years ended December 31, 2023, 2024 and 2025, which entitled a preferential tax rate of 15%.
Certain subsidiaries were entitled a reduced tax rate as qualified Software Enterprise for the year ended 2023 and such tax benefit expired at the end of the five-year period on December 31, 2023.
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
Pursuant to the PRC EIT Law, effective January 1, 2008, a 10%
withholding
income tax is imposed for dividends distributed by foreign invested enterprises (“FIE”) to their immediate holding companies outside the Chinese mainland. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the Chinese mainland and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to
a
5%
withholding tax rate. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax.
From 2023, the Company decided to distribute earnings
generated by certain
its FIE subsidiaries in onshore PRC entities to their immediate foreign holding company in Hong Kong. For the years ended December 31, 2024 and 2025, the Company accrued RMB735 million and RMB558 million withholding tax expenses at 5% tax rate associated with its earnings expected to be distributed from its FIEs in the Chinese mainland to their immediate foreign holding company, respectively. As of December 31, 2024 and 2025, the Company has accrued withholding tax liabilities associated with all of its earnings expected to be distributed from its FIEs in the
Chinese
mainland to overseas, except for unrecognized deferred tax liabilities of RMB1.0 billion and RMB1.3 billion related to the remaining undistributed earnings that the Company still intends to indefinitely reinvest in the
Chinese
mainland, respectively.
In December 2021, the Organization for Economic Cooperation and Development (“OECD”) released model rules introducing a 15%
global minimum tax rate for large multinational corporations (“Pillar Two”). Certain tax jurisdictions in which the Company operate have enacted legislations consistent with the Pillar Two model rules effective beginning from 2024. The Company have assessed the Pillar Two tax impact for entities and jurisdictions that would be impacted by the Pillar Two model rules enacted from 2024, and concluded there is no material effect on our tax provision for the years ended December 31, 2024 and 2025. The Company will continue to evaluate the potential effect of Pillar Two on future reporting periods.

Income/(loss) from domestic and foreign components before income tax expenses and equity in income of affiliates (RMB in millions):

	2023	2024	2025
Domestic	13,368	15,922	19,661
Foreign	(2,688)	1,081	19,187

Total	10,680	17,003	38,848

The (loss)/ income from foreign components mainly includes the (loss)/gain from the fair value changes of equity securities investments and exchangeable senior notes, impairments for investments, share-based compensation charges, foreign exchange (loss)/gain and interest (expense)/income incurred in its overseas companies.
The income tax expenses from domestic components for the years ended December
31
,
2023
,
2024
and
2025
was RMB
875
 million, RMB
1,475
 million and RMB
2,742
 million, respectively. The income tax expenses from foreign components for the years ended December
31
,
2023
,
2024
and
2025
was RMB

 million, RMB
1,129
 million and RMB
3,073
 million, respectively.
Composition of income tax expense
The current and deferred portion of income tax expense were as follows (RMB in millions):

	2023	2024	2025
Current income tax expense	2,511	3,109	5,526
Deferred tax (benefit)/expense	(761)	(505)	289

Income tax expense	1,750	2,604	5,815

The amount of cash paid for income taxes, net of refunds received, by jurisdiction were as follows:

2025
Domestic	3,273

Foreign jurisdictions:
India	2,073
Other foreign jurisdictions	394
Total Foreign jurisdictions	2,467

Cash paid for taxes, net of refunds received	5,740

Cash paid for income taxes, net of refunds, during the years ended December 31, 2023 and 2024 was RMB1,290 million and RMB2,700 million, respectively.
Reconciliation of the differences between statutory tax rate and the effective tax rate
Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, the reconciliation between 25% which is the PRC statutory tax rate and the Company’s effective tax rate for the year ended December 31, 2025 was as follows (in millions, except percentages):

	2025
	%	Amount
PRC Statutory Tax Rate	25.0%	9,712
Effect of preferential tax treatments inside the Chinese mainland	(2.9%)	(1,133)
Foreign tax effects:
Singapore
— Change in fair value of equity securities investments and exchangeable senior notes	(1.1%)	(421)
— Other	0.5%	193
Cayman
— Statutory tax rate difference between Cayman and PRC	0.2%	68
— Change in fair value of equity securities investments and exchangeable senior notes	(0.9%)	(337)
— Share-based payment awards	0.8%	298
India
— Tax rate difference between Indian capital gain tax and PRC statutory tax rate	(4.4%)	(1,724)
Other foreign jurisdictions	(1.6%)	(631)
Changes in Valuation Allowances	0.1%	36
Nontaxable or Nondeductible Items:
— Excess tax benefits related to R&D expense	(1.3%)	(504)
— Other	(0.8%)	(300)
Other Adjustments:
— Withholding tax on the earnings distributed and anticipated to be remitted from the Chinese mainland	1.4%	558
Effective EIT rate	15.0%	5,815

The reconciliation between 25% which is the PRC statutory tax rate and the Company’s effective tax rate for the years ended December 31, 2023 and 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 were as follows:

	2023	2024
Statutory tax rate	25%	25%
Non-deductible expenses and non-taxable income incurred
— Share-based compensation expenses	2%	2%
— Change in fair value of equity securities investments and exchangeable senior notes	3%	(2%)
— Others	(2%)	(3%)
R&D expense super deduction	(6%)	(5%)
Effect of preferential tax treatments inside the Chinese mainland	(10%)	(6%)
Difference in tax rates of subsidiaries outside the Chinese mainland	1%	1%
Changes in valuation allowance	(5%)	(1%)
Withholding tax on the earnings distributed and anticipated to be remitted	8%	4%

Effective EIT rate	16%	15%

The provisions for income taxes for the years ended December 31, 2023, 2024 and 2025 differ from the amounts computed by applying the EIT primarily due to preferential tax treatments
enjoyed by certain subsidiaries and the VIEs of the Company. The following table sets forth the effect of preferential tax treatments on China operations:

	2023	2024	2025

	RMB (in millions, except per share data)
Preferential tax treatments effect	826	1,098	1,140
Basic net income per ADS effect	1.27	1.68	1.73
Diluted net income per ADS effect	1.23	1.59	1.63
The impacts on effective tax rates from the Company’s subsidiaries with preferential tax treatment in the Chinese mainland are as follows:

		2023	2024	2025
Ctrip Computer Technology	15%	(3.1%)	(2.3%)	(1.2%)
Ctrip Travel Information	15%	(0.1%)	0.1%	0.0%
Ctrip Travel Network	15%	(3.2%)	(1.5%)	(0.3%)
Chengdu Information	15%	(0.8%)	(0.5%)	(0.4%)
Beijing Hujinxinrong Technology Co., Ltd	15%	(0.7%)	(0.7%)	(0.3%)
Qunar and subsidiaries	15%	(1.6%)	(1.1%)	(0.6%)
Other	various	(0.0%)	(0.4%)	(0.1%)

Total		(9.5%)	(6.4%)	(2.9%)

Significant components of deferred tax assets and liabilities were as follows (RMB in millions):

	2024	2025
Deferred tax assets
Accrued expenses	1,454	1,127
Losses carry forwards	1,402	1,432
Accrued liability for rewards programs	370	514
Accrued staff related expenses	346	308
Other	394	250
Less: Valuation allowance of deferred tax assets	(712)	(876)

	3,254	2,755
Deferred tax liabilities
Recognition of intangible assets arise from business combinations and unrealized holding gain	(3,363)	(3,391)
Withholding tax on undistributed earnings	(735)	(558)

	(4,098)	(3,949)
Net deferred tax liabilities	(844)	(1,194)

Movement of valuation allowances were as follows (RMB in millions):

	2023	2024	2025

Balance at beginning of year	1,513	922	712
Changes in current year	(591)	(210)	164

Balance at end of year	922	712	876
As
of December 31, 2024 and 2025, valuation allowance of RMB712 million and RMB876 million was mainly provided for net operating tax loss carry forwards related to certain subsidiaries and the VIEs based on the assessment that it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow the Company to realize more of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.
As of December 31, 2025, the accumulated net operating loss of RMB4.6 billion of the Company’s subsidiaries incorporated in Singapore, Hong Kong, the Netherlands, the
UK, can be carried forward indefinitely to offset future taxable income
. The
remaining accumulated net operating loss of RMB3.3
billion mainly arose from the Company’s subsidiaries and consolidated VIEs established in the Chinese mainland and Japan, which can be carried forward to offset future taxable income with primary expiration period from
2026 to 2030.
As of December 31, 2024 and 2025, the unrecognized tax benefit and accrual is nil
.
Tax years subject to examination by major jurisdictions
In general, the PRC and the UK tax authorities have up to five years or four years to review a company’s tax filings, respectively. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2021 through 2025 and the Company’s UK subsidiaries for tax years 2022 through 2025 remain subject to the review by the relevant tax authorities.

16.	OTHER PAYABLES AND ACCRUALS
Components of other payables and accruals were as follows (RMB in millions):

	2024	2025
Accrued operating expenses	6,269	7,227
Deposits received from travel suppliers and packaged tours users	1,200	1,198
Due to employees for stock option proceeds received on their behalf	657	152
Interest payable	117	15
Current lease liabilities (Note 11)	194	264
Other	1,224	1,041

Total	9,661	9,897

17.	LONG-TERM DEBTS

	2024	2025
	RMB (in millions)
2029 Notes	10,814	10,413
Long-term loans	8,730	53
Securitization debt	590	714
Other	—	250

Total	20,134	11,430

As of December 31, 2024, and 2025, the fair value of the Company’s long-term debt, based on Level 2 inputs, was RMB22.8 billion and RMB14.0 billion, respectively.
Description of 2029
Cash-par
Settled Convertible Senior Notes
In June 2024, the Company completed an offering of US$1.5 billion in aggregate principal amount of cash-par
settled convertible senior notes due 2029 (the “2029 Notes”), including the initial purchasers’ full exercise of option to purchase an additional US$200 million in aggregate principal amount of the 2029 Notes. The 2029 Notes bear interest at a rate of 0.75% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2024. Debt issuance costs were US$22.5 million and are being amortized to interest expense to the put date of the 2029 Notes
(June 15, 2027).

Holders

may convert their 2029 Notes at their option on or after the 50th scheduled trading day before the maturity date of
June 15, 2029
until the close of business on the third scheduled trading day immediately preceding the maturity date. The initial conversion rate of the 2029 Notes is
15.0462
ADSs per US$
1,000
principal amount of the 2029 Notes, which is equivalent to an initial conversion price of approximately US$
66.46
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
Each holder of the 2029 Notes has the right to require the Company to repurchase in cash for all or part of such holder’s 2029 Notes on June 15, 2027 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the 2029 Notes to be repurchased plus accrued and unpaid interest. The Company believes that the likelihood of occurrence of the fundamental change is remote. The 2029 Notes are generally not redeemable prior to the maturity date of June 15, 2029, except that the Company may, at its option, redeem all but not part of the 2029 Notes if the Company has or will become obligated to pay holders additional amount in the event of certain changes in the tax laws or if less than 10% of the aggregate principal amount of the 2029 Notes originally issued remains outstanding at such time. As of December 31, 2025, there has been no such event occurred.
The Company accounted for the respective 2029 Notes as a single instrument as a long-term debt. The debt issuance cost was recorded as reduction to the long-term debts and are amortized as interest expense using the effective interest method.
Long-term Loans from Commercial Banks
As of December 31, 2025, the Company’s long-term loans included long-term bank borrowings of RMB60 million (US$9 million) in aggregate, of which the current portion of RMB7 million was classified as short-term debt (Note 12) and the remaining RMB53 million was reported as long-term debt. The Company’s long-term bank loans were substantially credit borrowings and the weighted average interest rate for the outstanding borrowings was approximately 5.1% as of December 31, 2025. The Company was in compliance with the applicable financial covenants with respect to certain financial metrics as of December 31, 2025.
As of December 31, 2025, the long-term loans will be due according to the following schedule (RMB in millions):

As of December 31, 2025
2026	7
2027	6
2028	13
2029	11
2030	4
Thereafter	19

Total	60

Securitization Debt
As of December 31, 2025, securitization debt represents the revolving debt securities which are collateralized by the receivable. The revolving debt securities have the terms ranged from 1 year to 3 years with the annual interest rate from 1.8% to 2.8%.

18.	EARNINGS PER SHARE
Basic earnings per share and diluted earnings per share were calculated as follows (RMB in millions, except for share and per share data):

	2023	2024	2025
Numerator:
Net income attributable to Trip.com Group Limited	9,918	17,067	33,294
Eliminate the dilutive effect of interest expense of convertible notes	1	1	0

Numerator for diluted earnings per share	9,919	17,068	33,294

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding	652,859,211	654,035,399	657,754,190
Dilutive effect of convertible notes	89,065	82,750	517,866
Dilutive effect of share options and RSUs	18,113,964	34,586,733	40,106,835

Denominator for diluted earnings per ordinary share	671,062,240	688,704,882	698,378,891

Basic earnings per ordinary share	15.19	26.10	50.62

Diluted earnings per ordinary share	14.78	24.78	47.67

Basic earnings per ADS	15.19	26.10	50.62

Diluted earnings per ADS	14.78	24.78	47.67

All the convertible senior notes were included in the computation of diluted EPS in 2023, 2024 and 2025.
For

the years ended December 31, 2023, 2024 and 2025, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.
Such weighted average numbers of ordinary shares outstanding are as following:

	2023	2024	2025
Outstanding weighted average stock options	4,583,793	837,301	1,225,887

19.	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of December 31, 2025, the Company had outstanding capital commitments totaling RMB25 million, which consisted of capital expenditures of property, equipment and software.
Deposits under guarantee arrangement
In connection with its air ticketing business, the Company is required by an affiliate of the Civil Aviation Administration of China (“CAAC”) and the International Air Transport Association (“IATA”) to enter into guarantee arrangements and to pay deposits of which the amount is indexed to the air ticket the Company could issue. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2025, the total quota of the air tickets that the Company was entitled to issue was up to
RMB1.5 billion. The total amount of the deposit the Company paid was RMB159 million.
Based on the guarantee arrangements, the maximum amount of future payments of the
Company to issue air tickets under the guarantee arrangements is approximately RMB1.3 billion. Such quota is not considered a financial guarantee since the issuance of air ticketing is at the discretion of the Company in the normal course of business. The Company will be liable to pay only when it issues the air tickets to its users and such payable is included in the accounts payable. Therefore, the Company believes the guarantee arrangements do not constitute any contractual and constructive obligation of the Company and has not recorded any liability beyond the amount of the tickets that have already been issued.

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
In January 2026, the Company received a notice of investigation from the State Administration for Market Regulation (“SAMR”) that it had commenced an investigation into whether the Company has abused or is abusing a dominant market position to engage in monopolistic conduct pursuant to the PRC Anti-Monopoly Law. As of the issuance date of the consolidated financial statements for the year ended December 31, 2025, the investigation is ongoing. The Company is unable to predict the timing, outcome or consequences of the investigation, or estimate the possible loss, if any, associated with the investigation. The SAMR’s investigation findings could result in a significant fine, other financial penalties and/or changes to the Company’s business practices and may have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.
In March 2026, the Company and certain of the Company’s current officers and directors were named as defendants in a putative securities class action filed in the United States District Court for the Eastern District of New York, captioned De Wilde v. Trip.com Group Limited et al., Case No. 2:26-cv-01420-ST (E.D.N.Y.). The plaintiff in this case makes allegations arising out of the January 2026 notice the Company received that the SAMR had commenced an investigation of the Company under the PRC Anti-Monopoly Law. Because of that notice, the plaintiff alleges that certain statements in the Company’s annual reports for the fiscal year ended December 31, 2023 and 2024, respectively, were false or misleading, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. As the case remains in its preliminary stage, the Company is unable to predict its timing, outcome, or consequences, and cannot conclude at this point whether the Company will be subject to any liability or damages.
Except for the above, there are no legal proceedings and litigations that have in the recent past had a material impact on the Company’s financial position, results of operations or cash flows.

20.	GEOGRAPHIC INFORMATION
The following table presents revenue by geographic area, the Greater China and all other countries, based on the geographic location of its Online Channels for the years ended December 31, 2023, 2024 and 2025(RMB in millions). No revenue result from an individual country other than Greater China accounted for more than 10% of revenue for the presented years.

	2023	2024	2025
Total Revenue
The Greater China	38,668	45,656	51,700
Other	5,894	7,721	10,810

	44,562	53,377	62,510

21.	SUBSEQUENT EVENTS
In January 2026, the Company received a notice of investigation from the SAMR. For details, please refer to the Note 19.
In addition, in March 2026, the Company and certain of the Company’s current officers and directors were named as defendants in a putative securities class action filed in the United States District Court for the Eastern District of New York, captioned De Wilde v. Trip.com Group Limited et al., Case No. 2:26-cv-01420-ST (E.D.N.Y.). For details, please refer to the Note 19.